Form 20-F
period 2014-06-30
SASOL LTD
filed 2014-09-29
CIK 314590

Use these links to rapidly review the document

Item 18. FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on 29 September 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

650 550 166 Sasol ordinary shares of no par value
25 547 081 Sasol preferred ordinary shares of no par value
2 838 565 Sasol BEE ordinary shares of no par value

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

        We are incorporated in the Republic of South Africa as a public company under South African Company law. Our audited consolidated financial statements for the financial years ended 30 June 2010, 2011, 2012, 2013 and 2014 included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

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

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2014. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

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

        In addition, in line with a South African convention under the auspices of the South African Bureau of Standards (SABS), the information presented herein is displayed using the decimal comma (e.g., 3,5) instead of the more familiar decimal point (e.g., 3.5) used in the UK, US and elsewhere. Similarly, a hard space is used to distinguish thousands in numeric figures (e.g., 2 500) instead of a comma (e.g., 2,500).

        All references to billions in this Form 20-F are to thousands of millions.

        All references to the "group", "us", "we", "our", "the company", or "Sasol" in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates, joint arrangements and structured entities. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to "(Pty) Ltd" refers to Proprietary Limited, a form of corporation in South Africa which restricts the right of transfer of its shares and prohibits the public offering of its shares.

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

        Unless otherwise stated, presentation of financial information in this annual report on Form 20-F will be in terms of IFRS. Our discussion of business segment results follows the basis used by the President and Chief Executive Officer (the company's chief operating decision maker) for segmental financial decisions, resource allocation and performance assessment, which forms the accounting basis for segmental reporting, that is disclosed to the investing and reporting public.

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

  •
  statements regarding our existing or anticipated investments (including the Lake Charles Chemicals Complex and the gas-to-liquids (GTL) projects in the United States, Uzbekistan and Nigeria, the GTL joint venture in Qatar, chemical projects and joint ventures in North America and other investments), acquisitions of new businesses or the disposition of existing businesses;

  •
  statements regarding our estimated oil, gas and coal reserves;

  •
  statements regarding the probable future outcome of litigation and regulatory proceedings and the future development in legal and regulatory matters;

  •
  statements regarding future fluctuations in refining margins and crude oil, natural gas and petroleum product prices;

  •
  statements regarding the demand, pricing and cyclicality of oil and petrochemical product prices;

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

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in such forward-looking statements. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

  •
  the outcomes in pending and developing regulatory matters and the effect of changes in regulation and government policy;

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

  •
  the accuracy of our assumptions in assessing the economic viability of our large capital projects;

  •
  the capital cost of projects (including material, engineering and construction cost) and the timing of project milestones;

  •
  our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our on-going business activities and to pay dividends;

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

        The foregoing list of important factors is not exhaustive; when making investment decisions, you should carefully consider the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See "Item 3.D—Risk factors".

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

        The financial data set forth below for the years ended as at 30 June 2014, 2013 and 2012 and for each of the years in the three-year period ended 30 June 2014 have been derived from our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F. The financial data at 30 June 2014, 2013 and 2012 and for each of the years in the three-year period ended 30 June 2014, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

        Financial data as at, and for the years ended 30 June 2011 and 2010, have been derived from the group's previously published audited consolidated financial statements, which are not included in this document. This data has not been restated for the adoption of the consolidation suite of standards(1).

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	30 June 2014	30 June 2013(1)	30 June 2012(1)	30 June 2011	30 June 2010
	(Rand in millions)
	(except per share information and weighted average shares in issue)
Income Statement data:
Turnover	202 683	169 891	159 114	142 436	122 256
Operating profit after remeasurement items	41 674	38 779	31 749	29 950	23 937
Profit attributable to owners of Sasol Limited	29 580	26 274	23 580	19 794	15 941
Statement of Financial Position data:
Total assets	280 264	246 165	197 583	177 445	155 873
Total equity	174 769	152 893	127 942	109 860	96 425
Share capital	29 084	28 711	27 984	27 659	27 229
Per share information (Rand)
Basic earnings per share	48,57	43,38	39,09	32,97	26,68
Diluted earnings per share	48,27	43,30	38,90	32,85	26,54
Dividends per share(2)	21,50	19,00	17,50	13,00	10,50
Weighted average shares in issue (in millions):
Average shares outstanding—basic	609,0	605,7	603,2	600,4	597,6
Average shares outstanding—diluted	620,8	606,8	606,1	614,5	615,5

(1)
The consolidation suite of standards, namely IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities became effective for annual periods beginning on or after 1 January 2013. Accordingly, Sasol adopted the new accounting standards on 1 July 2013 which resulted in restatement of the group's previously reported results for the years ended 30 June 2013 and 2012. Refer Note 1 of "Item 18—Financial statements".

(2)
Includes the final dividend which was declared subsequent to the reporting date and is presented for information purposes only. No provision for this final dividend has been recognised.

Exchange rate information

        The following table sets forth certain information with respect to the rand/US dollar exchange rate for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High(2)	Low(2)
2010	7,59	8,36	7,20
2011	7,01	7,75	6,57
2012	7,78	8,58	6,67
2013	8,85	10,21	8,08
2014	10,39	11,32	9,59
2015(3)	10,73	11,08	10,29
April 2014	10,55	10,67	10,38
May 2014	10,40	10,57	10,29
June 2014	10,68	10,84	10,59
July 2014(3)	10,66	10,78	10,51
August 2014(3)	10,66	10,77	10,55
September 2014 (up to 19 September 2014)(3)	10,88	11,08	10,68

(1)
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)
Based on the closing rate of Thomson Reuters for the applicable period.

(3)
The average exchange rates for the period 1 July 2014 to 19 September 2014 are calculated using the average exchange rate on the last day of each month and as at 19 September 2014 during the period. The average exchange rate for each month and as at 19 September 2014 is calculated using the average of the daily exchange rates during the period.

        On 19 September 2014, the closing exchange rate of rand per US dollar as reported by Thomson Reuters was R11,08/US$1.

3.B Capitalisation and indebtedness

        Not applicable.

3.C Reasons for the offer and use of proceeds

        Not applicable.

3.D Risk factors

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition

        The rand is the principal functional currency of our operations and we report our results in rand. However, a large part of our group's turnover is denominated in US dollars and some part in euro, derived either from exports from South Africa or from our manufacturing and distribution operations outside South Africa. Approximately 90% of our turnover is impacted by the US dollar as petroleum prices in general and the price of most petroleum and chemical products are based on global commodity and benchmark prices which are quoted in US dollars.

        Further, as explained below, the rand/US dollar exchange rate is a component of the basic fuel price (BFP), which impacts the price at which we can sell fuel.

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

        Fluctuations in the exchange rates of the rand against the US dollar and euro as well as other currencies, also impact the comparability of our financial statements between periods due to the effects of translating the functional currency of our foreign subsidiaries into rand at different exchange rates. Accordingly, some of the changes in the reported operating results are attributable to fluctuations in exchange rates and do not necessarily reflect the underlying operating results. During 2014, the rand/US dollar exchange rate averaged R10,39 and fluctuated between a high of R11,32 and a low of R9,59. This compares to an average exchange rate of R8,85 during 2013 which fluctuated between a high of R10,21 and a low of R8,08. The rand exchange rate is affected by various international and South African economic and political factors. Subsequent to 30 June 2014, the rand has on average weakened against the US dollar and the euro. In general, a weakening of the rand would have a positive effect on our operating results. Conversely strengthening of the rand would have an adverse effect on our operating results. Refer to "Item 5A—Operating results", for further information regarding the effect of exchange rate fluctuations on our results of operations.

        Although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of its underlying value, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see "Item 10.D—Exchange controls".

        We use derivative instruments to partially protect us against adverse movements in exchange rates in accordance with our group hedging policies. See "Item 11—Quantitative and qualitative disclosures about market risk".

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

        The price at which we can sell fuel in South Africa is regulated by the South African government, through a mechanism, known as the Basic Fuel Price, or BFP. The BFP is a formula driven price that considers, amongst others, the international crude oil price, the rand/US dollar exchange rate and the refining margin typically earned by coastal refineries. As a result, turnover will be impacted by factors that may be different than if fuel were sold at prices based only on market factors. For example, demand in the Northern Hemisphere during the winter months that results in an increase in the price of crude oil will increase the price—assuming other factors remain constant—we sell our fuel even if there is lower demand in South Africa. Likewise, if the international crude oil price decreases, the price we sell fuel could decrease even if there is greater demand in South Africa. The impact of using the BFP to establish prices could have a negative impact on our operating results. The price and availability of substitute fuels, changes in product inventory, product specifications and other factors will also impact our revenue. In recent years, prices for petroleum products have fluctuated widely.

        During 2014, the dated Brent crude oil price averaged US$109,40/b and fluctuated between a high of US$117,13/b and a low of US$103,19/b. This compares to an average dated Brent crude oil price of US$108,66/b during 2013, which fluctuated between a high of US$119,03/b and a low of US$95,51/b.

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuels and oil operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the BFP price formula, see "Item 4.B—Business overview—"Sasol Oil", as well as the impact on oil derived feedstock. Prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

        We use derivative instruments to partially protect us against day-to-day US dollar oil price and rand to US dollar exchange rate fluctuations affecting the acquisition cost of our crude oil needs. See "Item 11—Quantitative and qualitative disclosures about market risk". While the use of these instruments may provide some protection against short-term fluctuations in crude oil prices, it does not protect us against longer term fluctuations in crude oil prices or differing trends between crude oil and petroleum product prices.

        Prolonged periods of low crude oil and natural gas prices, or rising costs, could also result in our upstream projects being delayed or cancelled, as well as in the impairment of certain assets. In 2014, we recognised an impairment of R5,3 billion with respect to our Canadian shale gas asset in Montney due to the decline in gas prices in North America and the decline in valuation of recent market transactions for similar assets in the Montney region.

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

Cyclicality in petrochemical product prices may adversely affect our business, operating results, cash flows and financial condition

        The demand for chemicals and especially products such as solvents, olefins, surfactants, fertilisers and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterised by increased selling prices and higher operating margins, in the past such peaks have led to overcapacity with supply exceeding demand growth. Low periods during the industry business cycle are characterised by a decrease in selling prices and excess capacity, which can depress operating margins. Failure to anticipate cyclicality in demand and appropriately adjust production capacity, as well as sustained lower prices for chemical products during downturns in the industry business cycle, may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        It is possible that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected advances in employed technologies or the development of novel processes can affect our operations and product ranges in that they could render the technologies we utilise or the products we produce obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive pressures may force us to implement these new technologies at a substantial cost.

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

        We cannot predict the effect of these or other technological changes or the development of new processes on our business or on our ability to provide competitive products. Our ability to compete will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercialising these advances irrespective of competition we face.

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

Our large capital projects may not prove sufficiently viable or as profitable as planned and may be affected by delays or cost overruns

        We have constructed a gas-to-liquids (GTL) plant in Qatar and are involved in commissioning a GTL plant in Nigeria. In addition, we are considering further GTL opportunities in Uzbekistan (extended front end engineering and design phase, awaiting final investment decision (FID)), the US (front end engineering and design phase) and Canada (feasibility phase has been completed and a decision on the front end engineering and design phase will be taken at a later stage), as well as the Lake Charles Chemicals Complex project (an ethane cracker and chemical derivatives plant which is in the front end engineering and design phase). The development of these projects is a capital-intensive process over long durations and requires us to commit significant capital expenditure and devote considerable management resources in utilising our existing experience and know-how.

        In assessing the viability of our projects, we make a number of assumptions relating to specific variables, mainly including, but not limited to:

  •
  relative and absolute prices of crude oil, gas, petroleum and chemical products;

  •
  fluctuations in the exchange rate of the US dollar and other currencies against the rand;

  •
  fluctuations in interest rates;

  •
  access to sufficient competitively priced gas reserves;

  •
  sales opportunities and risks in the relevant countries;

  •
  government incentives in the countries in which we invest;

  •
  capital and operational costs of our facilities;

  •
  technology and catalyst performance; and

  •
  conditions in the countries in which we operate, including factors relating to political, social and economic conditions.

Such projects are subject to risks of delay and cost overruns inherent in any large construction project, including costs or delays resulting from the following:

  •
  scarcity of skilled labour and other personnel necessary to perform the work;

  •
  unexpected delays in delivery times, shortages or unforeseen increases in the cost of equipment, labour and raw materials;

  •
  unforeseen design and engineering problems, including those relating to the commissioning of newly designed equipment;

  •
  work stoppages and labour disputes;

  •
  delays in, or inability to obtain, access to financing;

  •
  failure or delay of third-party service providers and disputes with suppliers;

  •
  changes to regulations affecting the facilities, such as environmental regulations and construction standards, defective construction and the resultant need for remedial work;

  •
  adverse weather conditions; and

  •
  defective construction and the resultant need for remedial work.

        Significant variations in any one or more of the above factors or any other relevant factor, may adversely affect the profitability or even the viability of our investments. In view of the resources invested in these projects and their importance to our growth strategy, problems we may experience as a result of these factors may have a material adverse effect on our business, operating results, cash flows, financial condition and opportunities for future growth.

Exposure related to investments in associates, joint ventures and joint operations may adversely affect our business, operating results, cash flows and financial condition

        We have invested in a number of associates, joint ventures and joint operations as part of our strategy to expand operations globally. We are considering opportunities for further upstream GTL investments, as well as opportunities in chemicals, to continue our local and global expansion. The development of these projects may require investments in associates, joint ventures and joint operations most of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of associates, joint venture and joint operation partners, their ability to meet their financial and/or contractual obligations, their behaviour, their compliance with legal and ethical standards, as well as the increasing complexity of country specific legislation and regulations, may adversely affect our reputation and/or result in disputes and/or litigation, all of which may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives.

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

We may face constraints in obtaining the expected level of financing to pursue new business opportunities or support existing projects

        As at 30 June 2014, we had authorised approximately R111,4 billion of group capital expenditure in respect of projects in progress, of which we had spent approximately R52,4 billion by 30 June 2014. See "Item 5.F—Capital commitments". Our capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond our control, and therefore the actual future capital expenditure and investments may differ significantly from the current planned amounts.

        Our operating cash flow and banking facilities may be insufficient to meet all of these expenditures, depending on the timing and cost of development of these and other projects, as well as operating performance and utilisation of our banking facilities. As a result, new sources of capital may be needed to meet the funding requirements of these developments, to fund ongoing business activities and to pay dividends. In addition, if we opt to proceed with our US growth projects, we will need to obtain additional external financing in order to fund these projects. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, our credit rating, the condition of the financial markets, future prices for the products we sell, the prospects for our industry, our operational performance and operating cash flow and debt position, among other factors.

        Our credit rating may be affected by our ability to maintain our outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, our business prospects, the sovereign credit rating of the Republic of South Africa and other factors, some of which are outside our control. Historically, our credit rating has been affected by movements in the sovereign credit rating of the Republic of South Africa, and recent rating actions and any future downgrade of the South African sovereign credit rating may have an adverse effect on our credit rating, which could negatively impact our ability to borrow money and could increase the cost of debt finance. The sovereign credit rating of the Republic of South Africa was downgraded by Standard & Poor's Ratings Services (S&P) in 2014 from BBB to BBB-, and Fitch Ratings, Inc. changed its ratings outlook to negative from stable.

        In the event of unanticipated operating or financial challenges, any dislocation in financial markets, any further downgrade of our ratings by ratings agencies or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and retire or service outstanding debt and pay dividends, could be constrained, any of which could have a material adverse effect on our business, operating results, cash flows and financial condition.

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business Overview" for a description of the extent of our activities in the main countries and regions in which we operate. Although we are a South African domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in other African countries, chemical businesses in Europe, the US, the Middle East and Asia, a joint venture in a GTL facility in Qatar, joint arrangements in the US, Canada and Uzbekistan and an economic interest in a GTL project in Nigeria.

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

(b)   Fluctuations in inflation and interest rates

        Macro-economic factors, such as higher inflation and interest rates, could adversely impact our ability to contain costs and/or ensure cost-effective debt financing in countries in which we operate.

        Our sustainability and competitiveness depend on our ability to optimise our operating cost base. As we are unable to control the market price at which the products we produce are sold, it is possible that if inflation in countries in which we operate should begin to increase, it may result in significantly higher future operational costs.

        In South Africa, consumer price inflation increased to 6,0% in 2014 from 5,7% in 2013, which is the upper limit of the South African Reserve Bank's (SARB) 6% inflation-target ceiling. The SARB increased the bank lending policy interest rate by 50 basis points in January 2014 and a further 25 basis points in July 2014.

        The weakening rand/US dollar exchange rate remains the factor having the greatest impact on inflation, and, accordingly the significant weakening of the rand over the past two years poses a significant risk to the inflation outlook. Producers' pricing power appears relatively limited in a weak economic growth environment, but it is unclear how long producers will still be able to absorb cost increases. We expect consumer inflation to remain above the SARB inflation-target ceiling throughout 2014, which will likely lead to an interest rate hiking cycle.

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

(d)   Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. The South African labour market remains volatile and characterised by major industrial action in key sectors of the economy. For example, in 2014 the platinum sector experienced the longest industrial action ever in the history of democratic South Africa.

        Wage negotiations impacting the South African operations of the Sasol group within the Petroleum and Industrial Chemicals sectors as well as within Sasol Mining have been completed. Although we have constructive relations with our employees and their unions, we cannot assure you that significant labour disruptions will not occur in the future or that our labour costs will not increase significantly in the future.

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

        We are a participant in transformation charters in the liquid fuels and mining industry in South Africa, pursuant to which we have undertaken to enable historically disadvantaged South Africans to hold at least 25% equity ownership in our liquid fuels business and 26% equity ownership, by 2014, in our mining business. We have met these targets, with Sasol Mining's BEE ownership currently above 40%. See "Item 4.B—Empowerment of historically disadvantaged South Africans".

        The President of the Republic of South Africa gazetted the new Codes of Good Practice for broad-based black economic empowerment (BBBEE) on 11 October 2013, with a transition period until 30 April 2015. These codes provide a standard framework for the measurement of BBBEE across all sectors of the economy, other than sectors that have their own sectorial transformation charters (e.g. the mining industry). Furthermore, the BBBEE Amendment Act has been assented on 27 January 2014. The Amendment Act makes compliance with the Codes of Good Practice compulsory for all industries. The increased targets of the new codes will have a negative impact on Sasol's BBBEE contributor status. Many companies in South Africa, including Sasol, may be adversely affected by the change in B-BBEE contributor status.

        We have complied with the requirements of the BBBEE Codes of Good Practice as gazetted in 2007, and other requirements of the Liquid Fuels Charter and Mining Charter. We believe that the long-term benefits to the company and our country should outweigh any possible short-term adverse effects, but we cannot assure you that future implications of compliance with these requirements or with any newly imposed conditions will not have a material adverse effect on our shareholders or business, operating results, cash flows and financial condition. See "Item 4.B—Empowerment of historically disadvantaged South Africans".

(g)   Ownership rights

        We operate in several countries where ownership of rights in respect of land and resources is uncertain and where disputes in relation to ownership or other community matters may arise. These disputes are not always predictable and may cause disruption to our operations or development plans.

(h)   Stakeholder relationships

        Our operations can also have an impact on local communities, including the need, from time to time, to relocate or resettle communities or relocate infrastructure networks such as railways and utility services. Failure to manage relationships with local communities, governments and non-government organisations may harm our reputation as well as our ability to bring development projects into production. In addition, the costs and management time required to comply with standards of social responsibility, community relations and sustainability, including costs related to resettlement of communities or relocation of infrastructure, have increased substantially recently and are expected to further increase over time.

(i)   Other specific country risks that are applicable to countries in which we operate and which may have a material adverse effect on our business include:

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

  •
  social and labour unrest due to economic and political factors in host countries;

  •
  terrorism and kidnapping threats; and

  •
  possible demands to participate in unethical or corrupt conduct will lead us to forgo certain opportunities.

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

Electricity supply interruptions and increases in electricity costs in South Africa could adversely affect our business, operating results, cash flows, financial condition and future growth

        With the recent commissioning of additional power generation equipment, Sasol has an installed generation capacity of approximately 70% of its total South African power supply needs internally. However, our South African operations remain dependent on power generated by the state-owned utility, Eskom for their remaining power supply requirements. During 2008, South Africa experienced significant electricity supply interruptions, and although the situation has improved since then, the electricity supply is again critically constrained and will remain so until the commissioning of new generation capacity. Although Eskom has implemented a number of short- and long-term mitigation plans, we cannot assure you that we will not experience power supply interruptions which could have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

        South African electricity tariffs may increase by more than the 8% already sanctioned for the year starting 1 April 2015, after the National Energy Regulator of South Africa (NERSA) determined that Eskom had under recovered R7,82 billion in revenue between 2010 and 2013. Accordingly, our 2015 cost increase may be under pressure due to higher than expected electricity price increases. A sharp increase in electricity costs may have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

We may not be in compliance with laws or regulations in the countries in which we operate

        The industry in which we operate is highly regulated and requires compliance with a myriad of laws and regulations, governing matters such as minerals and mining, trading in petroleum products and gas as well as, safety, health and environment, in our South African and global operations. Non-compliance can impact business performance dramatically. Although systems and processes are in place, monitored and improved upon, to ensure compliance with applicable laws and regulations, we cannot assure you that we will be in compliance with all laws and regulations at all times. Any failure to comply with applicable laws and regulations could have a material adverse effect on our business, operating results, cash flows and financial condition.

New South African mining legislation may have an adverse effect on our mineral rights

        Since the enactment of the Mineral and Petroleum Resources Development Act, 28 of 2002, (MPRDA) in May 2004, our subsidiary, Sasol Mining (Pty) Ltd, has been successful in converting its prospecting permits and mining authorisations to new order prospecting and mining rights in terms of the MPRDA. The new order mining rights, known as converted mining rights, became effective on 29 March 2011. The converted new order mining right in respect of the Secunda area have initially been granted for a period of ten years, while those in respect of the Mooikraal operations at Sasolburg have been granted for a period of thirty years. We have been successful in extending our Secunda area mining right from 10 years to 30 years (expires on 28 March 2040), which is the maximum allowable period under the MPRDA. In addition to the initial validity period, our converted mining rights may, on application, be renewed for further periods not exceeding thirty years each.

        If a holder of a prospecting right or mining right conducts prospecting or mining operations in contravention of the MPRDA, including the Mining Charter and Social and Labour Plans, the converted mining rights can be suspended or cancelled by the Minister of Mineral Resources if the entity, upon receiving a notice of breach from the Minister, fails to remedy such breach. The MPRDA and applicable provisions in the National Environmental Management Act and National Water Act impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

        The MPRDA Amendment Bill, 2013 has been approved by the National Assembly of the Parliament of the Republic of South Africa and now awaits to be signed by the President of the Republic of South Africa. After the signature thereof by the President, the MPRDA Amendment Act will be implemented on a date still to be published in the Government Gazette of South Africa. The Department of Mineral Resources (DMR) is currently drafting the regulations to be promulgated under the MPRDA Amendment Bill, but no information as to the content and impact thereof is available. The DMR is currently reviewing the Mining Charter. It is uncertain to what extent the revision of the Mining Charter will impact on the mining industry. The MPRDA Amendment Bill, the Regulations to be promulgated in terms thereof and the amendment of the Mining Charter may impact our business activities.

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

        The South African Petroleum Industry Association confirmed that the South African government has communicated a postponement to the 1 July 2017 introduction date of new cleaner fuels standards, (Clean Fuels 2), which are aligned to EURO 5 fuel specifications, to reduce the environmental impact caused by vehicle emissions. A new target date is awaited. The introduction of the new specifications and standards will require capital investment in our manufacturing facilities. We cannot assure you that these new specifications will not have a material adverse effect on our business, operating results, cash flow and financial condition.

        The ten year regulatory dispensation negotiated with the South African government with respect to the supply of Mozambican natural gas to the South African market expired in March 2014. In accordance with the regulatory framework relating to gas prices and tariffs, NERSA has, on 26 March 2013, approved transmission tariffs and maximum gas prices which will apply to our gas business in South Africa, after the expiry of the aforesaid regulatory dispensation. Seven of Sasol Gas' largest customers initiated a pricing review, and NERSA and Sasol Gas are responding. We cannot assure you that the provisions of the Gas Act and the implementation of a new gas price and tariff methodology pursuant to the NERSA approvals, and the outcome of the review application, will not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of gas related activities in South Africa".

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

        We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. See "Item 4.B—Business overview—Regions in which Sasol operates and their applicable legislation". Compliance with these requirements is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply with these requirements. These laws and regulations and their enforcement are likely to become more stringent over time. We may be required in some cases to incur additional expenditure in order to comply with such legislation. Similarly, public opinion is growing more sensitive to consumer health and safety associated with the manufacturing and use of chemicals, environmental and climate change protection matters, and, as a result, markets may apply pressure on us concerning certain of our products, manufacturing processes, transport and distribution arrangements. As a result of these additional pressures, the associated costs of compliance and other factors, we may be required to withdraw certain products from the market, which could have a material adverse effect on our business, operating results, cash flows and financial condition. We continue to engage with governments and other stakeholders where we operate and monitor this risk on an ongoing basis.

        For example, we are subject to stringent new point source emission standards for a number of air pollutants. New facilities must comply with the new standards immediately. Existing facilities have five years from 1 April 2010 within which to comply with standards imposed thereon and must comply with the standards imposed for new facilities by 2020. These standards and time frames have profound implications, particularly for our existing plants, in terms of technical and financial feasibility. Sasol is using available regulatory mechanisms, such as making applications for postponements, in line with air quality requirements in South Africa to address these challenges.

        We continue to take remedial actions at a number of sites due to soil and groundwater contamination. The process of investigation and remediation can be lengthy and is subject to the uncertainties of site specific factors, changing legal requirements, developing technologies, the allocation of liability among multiple parties and the discretion of regulators. Accordingly, we cannot estimate with certainty the actual amount and timing of costs associated with contaminated land remediation.

        In order to continue to comply with licences, laws and regulations regarding safety, health, environment and the manufacturing and use of chemicals, we may have to incur costs which we may finance from our available cash flows or from alternative sources of financing. We may be required to provide for financial security for environmental rehabilitation in the form of a trust fund, guarantee, deposit or other methods as may be required by legislation imposing obligations in respect of decommissioning and rehabilitation of environmental impacts. No assurance can be given that changes in safety, health, environmental, chemical and other product laws and regulations or their application or the discovery of previously unknown contamination or other liabilities will not have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        In addition, our manufacturing processes may utilise and result in the emission of or exposure to substances with potential health risks. We also manufacture products which may pose health risks. Although we apply a duty of care principle and implement measures with regards to health, safety, the environment and product stewardship as well as the Chemical and Allied Industries' Association Responsible Care® programme to eliminate or mitigate associated potential risks, we may be subject to liabilities as a result of the use or exposure to these materials or emissions.

Regulation of greenhouse gas emissions could increase our operational cost and reduce demand for our products

        Continued political attention to issues concerning climate change, the role of human activity in it, and potential mitigation through regulation could have a material impact on our operations and financial results. International agreements and national or regional legislation and regulatory measures to limit greenhouse emissions are currently in various stages of discussion or implementation. Key international negotiations may possibly be concluded in 2015 where governments plan to adopt a new protocol applicable to all developed and developing countries.

        A reduction of greenhouse gas emissions could be achieved through market-based regulatory programmes, technology-based or performance-based standards or a combination of them. Current measures in South Africa have already resulted in increased compliance costs for power suppliers that are passed to us in the form of levies for electricity generated from fossil fuels. These types of levies may increase substantially over time. The climate change management policy process, culminated in the publication of a National Climate Change Response White Paper (NCCRWP), in November 2011 and, in May 2013, a second carbon tax discussion document was published for comment. In the NCCRWP, South Africa reiterated its intent to, subject to certain conditions, implement nationally appropriate mitigation action to enable a 34% deviation below "business as usual" emissions growth trajectory by 2020, and 42% by 2025. The NCCRWP indicates the implementation of a carbon budget process which will be cascaded to company level and suggests significant changes to the local regulatory landscape. There is uncertainty on how this will be implemented and therefore risk remains on how these targets as well as the carbon budget approach will influence Sasol's business. In addition, government is trying to implement a carbon budget together with a carbon tax, that has been decided by the South African National Treasury. In the recent 2014 Budget Speech, the South African National Treasury indicated

that the carbon tax has been delayed to 2016 and that investigations on how to integrate the carbon tax with the carbon budget process are currently underway.

        The development of these and other greenhouse gas emissions-related laws, global treaties, policies and regulations may result in substantial capital, compliance, operating and maintenance costs. The level of expenditure required to comply with any laws and regulations is uncertain and will depend on a number of factors including, among others, the sectors covered, the greenhouse gas emissions reductions required by law, the extent to which we would be entitled to receive any emission allowance allocations or would need to purchase compliance instruments on the open market or through auctions, the price and availability of emission allowances and credits, and the impact of legislation or other regulation on our ability to recover the costs incurred through the pricing of our products. Material price increases or incentives to conserve or use alternative energy sources could reduce demand for products we currently sell and adversely affect our sales volumes, revenues and margins.

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

        The South African Competition Commission is conducting investigations into the petroleum and polymer industries. On 5 June 2014, the South African Competition Tribunal imposed administrative penalties of R534 million relating to the pricing of propylene and polypropylene by our subsidiary Sasol Chemical Industries (Pty) Limited (SCI) (previously Sasol Chemical Industries Limited). In addition, the Tribunal also ordered revised future pricing of polypropylene and propylene. SCI filed an appeal against the decision of the Competition Tribunal with the South African Competition Appeal Court.

        The group has co-operated with competition authorities to deal pro-actively with non-compliance matters. We continue to interact and cooperate with the South African Competition Commission in respect of leniency applications as well as in the areas that are subject to the South African Competition Commission investigations. Refer to "Item 4.B Business overview—Legal proceedings and other contingencies".

        Although it is our policy to comply with all laws, and notwithstanding training and compliance programmes, we could inadvertently contravene competition or antitrust laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages. This could have a material adverse impact on our business, operating results, cash flows and financial condition.

        The competition law compliance risks mentioned above will escalate for companies as the provisions contained in the Competition Law Amendment Act of 2009 relating to market enquiries became effective, as from 1 April 2013. The market enquiry provisions grant the Competition Commission the authority to conduct inquiries into the general state of competition in any market in South Africa for particular goods or services without referring to specific prohibited conduct or a particular firm. The remaining sections of the Competition Law Amendment Act of 2009 have not as yet come into effect. Should the remainder of the sections relating to individual criminal liability for collusion as well as the concept of a "complex monopoly", which will allow the Competition Commission to start an investigation against larger industry players without a formal complaint, become effective, the competition law compliance risks mentioned above will be further aggravated. This could have a material adverse impact on our business, operating results, cash flows and financial condition.

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

        The quality and availability of skills in certain labour markets is impacted by the challenges within the education and training systems in certain countries in which we operate. Localisation, diversity and other similar legislation in countries in which we operate are equally challenging to the attraction and retention of sufficiently skilled employees.

        The shortage of skilled employees will be further exacerbated as global economic recovery progresses and we compete with a global industry for skilled and experienced employees. Failure to attract and retain people with the right capabilities and experience could negatively affect our ability to operate existing facilities, to introduce and maintain the appropriate technological improvements to our business, as well as our ability to successfully construct and commission new plants or establish new business ventures. This may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        A significant percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and chemical structure which make the products suitable for different applications than the typical commodity products. These products are normally utilised by our customers as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of product formulations and the applications thereof. These patents may create pressure on those of our customers who market these product formulations which may adversely affect our sales to these customers. These patents may also increase our risk to exposure from limited indemnities provided to our customers of these products in case there is a patent infringement which may impact the use of the product on our customers' side. Patent-related pressures may adversely affect our business, operating results, cash flows and financial condition.

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

Increasing competition by products originating from countries with low production costs may adversely affect our business, operating results, cash flows and financial condition

        Certain of our chemical production facilities are located in developed countries, including the US and Europe. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, relatively inflexible labour markets. Increasing competition from regions with lower production costs and more flexible labour markets, for example the Middle East, India and China, exerts pressure on the competitiveness of our chemical products and, therefore, on our profit margins. This could result in the withdrawal of particular products or the closure of specific facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        Our main Sasol Synfuels production facilities are concentrated in a relatively small area in Secunda, South Africa. This facility utilises feedstock from our mining and gas businesses, whilst the chemical and oil businesses rely on the facility for the raw materials it produces. Accidents and acts of terror may result in damage to our facilities and may require shutdown of the affected facilities, thereby disrupting production, increasing production costs and may even disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income. Furthermore, accidents or acts of terror at our operations may have caused, or may in future cause, environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution control technology.

        Our products are ultimately sold to customers around the world and this exposes us to risks related to the transportation of such products by road, rail or marine vessels. Such activities take place in the public domain exposing us to incident risks over which we have limited control.

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

We may face the risk of information security breaches or attempts to disrupt critical information technology services, which may adversely impact our operations

        The increasing use of information technology (IT) systems in operations are making all industries, including the energy and chemicals industries, much more susceptible to cyber threats. Recent global trends have shown that the energy sector is increasingly becoming the target of cyber-attacks. Although we have an information security programme in place, Sasol may be vulnerable to cyber-attacks and attempts to gain unauthorised access to our IT systems. Disruption of critical IT services, or breaches of information security, could have a material adverse effect on our disclosure control processes.

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

        As of 30 June 2014, we were one of the largest JSE listed companies by Sasol ordinary shares market capitalisation (R411 413 million in respect of the Sasol ordinary shares), with total consolidated turnover of R202 683 million for the year ended 2014.

4.B    Business overview

        Sasol is an international integrated energy and chemicals company that leverages the talent and expertise of our more than 33 000 people working in 37 countries. We develop and commercialise technologies, and build and operate world-scale facilities, to produce a range of product streams, including liquid fuels, high-value chemicals and low-carbon electricity.

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

Our integrated value chain

Leveraging our unique value proposition to grow our business

Our integrated value chain is at the heart of our differentiated value proposition. We will continue to improve our coal-to-liquids process, to ensure safe, reliable and efficient operations with lower environmental impact. However, the acceleration of our gas-to-liquids, gas-to-chemicals and gas-to-power value propositions will drive our growth and expansion.

Exploration and production
Through Sasol Petroleum International (SPI) and Sasol Gas, we obtain natural gas through the cross-border pipeline linking the Pande and Temane fields in Mozambique to our South African operations. We use this natural gas as our sole hydrocarbon feedstock at Sasolburg, and as a supplementary feedstock to coal at Secunda.
Sasol obtains its raw materials through its coal mining activities, oil and natural gas exploration, development and production activities and purchases from the open market. Some raw materials are sold directly to external markets.
Sasol Mining supplies most of the feedstock coal required for the coal-to-liquids process in Secunda.
Crude oil, coal and natural gas are sold to the open market.
Natural gas
Hydrocarbon feedstock
Coal
Crude oil
Gas engine power plant
Lower-carbon electricity
Allows us to cumulatively generate up to 70% of our total internal electricity requirements in South Africa.
Gas-to-liquids (GTL) process
A proprietary version of Sasol's low-temperature Fischer-Tropsch (FT) process, used with an advanced iron or cobalt catalyst, to convert synthesis gas (syngas) into petrochemical streams and waxes for producing and marketing diesel and waxes.
Reforming
Sasol Slurry Phase Distillate (Sasol SPD™ process)
Low temperature
Syncrude
Wax
Syngas production
Using steam and oxygen at high temperatures, coal is gasified and natural gas reformed to produce synthesis gas (syngas is a mixture of carbon monoxide and hydrogen).
Gasification
Sasol Advanced Synthol™ Reactor SAS™
High temperature
Syncrude
The proprietary SAS reactor at the heart of the high-temperature version of Sasol's Fischer-Tropsch (FT) process used at Secunda, produces a synthetic form of crude oil and chemical feedstreams.
Coal-to-liquids (CTL) process
Reflects primarily our Southern Africa integrated value chain and does not necessarily reflect our businesses in the US or Europe.
Our products
We produce bulk fuel and chemical commodities as well as high value-add or differentiated products. We mainly supply to industries, but also supply directly to consumers in South Africa through our fuel products retail business. We also export coal to international power generation customers. Our third product stream is low-carbon electricity, produced for our own consumption or sold into the Southern African grid.
Electricity
Fuel components
Our GTL diesel is of ultra high purity and therefore is ideal as a low-emissions, premium grade fuel and as a blend stock for upgrading conventional diesels.
Refine and blend
Fuel products:
GTL Diesel
GTL Naphtha
GTL Kerosene (jet fuel)
LPG (liquid petroleum gas)
Chemical components
Chemical intermediates from the FT process are separated, purified and, together with conventional chemical raw materials, converted into a range of final products.
Chemical processes
In some of our markets, feedstock is purchased from the open market to produce, using our own and licenced technology, and market a range of chemical products.
Chemical products:
Alcohols
Olefins
Polymers
Solvents
Surfactants
Co-monomers
Base oils
Co-products
Recovery and beneficiation
Coal gasification and the FT process produce co-products for recovery and beneficiation.
Co-products:
Ammonia
Methanol
Crude tar acids
Sulphur
Explosives
Fertilisers
Fuel components
Refine and blend
In the liquid fuels business, synthetic fuels components are upgraded and marketed together with conventional fuels produced in a refinery from crude oil.
Fuel products:
Petrol
Diesel
LPG
Illuminating paraffin
Bitumen
Fuel oil
Jet fuel
Marketing of products

Our activities

        Sasol believes that its ability to compete and grow sustainably is contingent on internal collaboration, knowledge and resource sharing, as well as building effective external partnerships and joint ventures in different markets, territories and cultural contexts. We cluster our businesses according to common business drivers. Clustering involves creating linkages among logically related businesses that allow for strategic consistency and operational efficiencies. The group's structure is organised into three focused business clusters—South African Energy Cluster, International Energy Cluster and Chemical Cluster.

        We divide our operations into the following segments:

South African Energy Cluster

  •
  Sasol Mining.  We mine approximately 41,5 million tons (Mt) of saleable coal per year, mostly for gasification feedstock and utilities coal for our complexes in Secunda and Sasolburg, in South Africa, and export approximately 2,9 Mt of coal annually. Sasol Mining accounted for 1% of our total external segmental turnover in 2014.

  •
  Sasol Gas.  We distribute and market Mozambican-produced natural gas and Secunda-produced methane-rich gas to customers in the Gauteng, Mpumalanga, KwaZulu-Natal, Free State and North-West provinces of South Africa. We also have a 50% interest in Republic of Mozambique Pipeline Investments Company (Pty) Ltd (Rompco), a company which owns, operates and maintains the 865 km cross-border pipeline that transmits natural gas from the Temane central processing facility in Mozambique to the gas network in South Africa. Sasol Gas accounted for 2% of our total external segmental turnover in 2014.

  •
  Sasol Synfuels.  We operate the world's only commercial coal-based synfuels manufacturing facility at Secunda. We produce synthesis gas through coal gasification and natural gas reforming, using our proprietary technology to convert synthesis gas into synthetic fuel components, chemical feedstock and pipeline gas. We sell fuel components and heavy fuel oils to Sasol Oil, and methane-rich gas to Sasol Gas. Chemical feedstocks are sold to the chemical divisions of Sasol. Sasol Synfuels accounted for less than 1% of our total external segmental turnover in 2014.

  •
  Sasol Oil.  We market fuels blended at Secunda and fuels refined through our 63,64% interest in the Sasolburg Natref refinery. We also market lubricants blended at Engen, Sasol Oil and the Agip (ESA) facility in Durban, in which we own a 40% stake. Products include petrol, diesel, jet fuel, illuminating paraffin, liquid petroleum gas (LPG), fuel oils, bitumen, motor and industrial lubricants and sulphur. We have 293 Sasol branded service stations, including seven Sasol branded integrated energy centres, and 87 Exel branded service stations in South Africa. Fuel is exported by way of third parties to several Southern African Development Community (SADC) countries. Sasol Oil accounted for 40% of our total external segmental turnover in 2014.

  •
  Other.  This segment includes capitalised costs associated with a pre-feasibility study for the expansion of our synthetic fuels capacity in South Africa. Based on the reprioritisation of our capital projects, we have decided to put this project on hold.

International Energy Cluster

  •
  Sasol Synfuels International (SSI).  We develop, implement and manage international business ventures based on Sasol's proprietary GTL technology, marketing and support subsidiary. SSI primarily focuses on securing opportunities to advance Sasol's GTL strategy. SSI is currently involved in two GTL production facilities in Qatar and Nigeria, and is in front end engineering and design (FEED) for the US GTL project and extended FEED in Uzbekistan. A feasibility study has been completed for a GTL project in Canada, and a decision on FEED will be taken at a later stage. SSI is also conducting feasibility studies for GTL facilities at various other locations globally, including Mozambique. SSI accounted for less than 1% of our total external segmental turnover in 2014.

  •
  Sasol Petroleum International (SPI).  We manage the group's natural oil and gas exploration and production interests in West and Southern Africa, Canada and Australia. Our current development and production assets and exploration portfolio are shown on the maps on pages M-6 to M-9. We are mandated to pursue opportunities for the exploration, appraisal, development and production of hydrocarbon resources to supply feedstock to existing or potential future Sasol downstream plants and external customers. We operate production facilities in Mozambique, and have non-operating interests in producing assets in Canada and Gabon. SPI accounted for 1% of our total external segmental turnover in 2014.

Chemical Cluster

  •
  Sasol Polymers.  We operate plants at Sasolburg and Secunda in South Africa and supply ethylene, propylene, polyethylene, polypropylene, polyvinyl chloride, chlor-alkali chemicals and mining reagents to domestic and international customers. We also have joint venture monomer and polymer interests in Malaysia and marketing facilities in China. Sasol Polymers accounted for 10% of our total external segmental turnover in 2014.

  •
  Sasol Solvents.  We operate plants in South Africa and supply a diverse range of solvents (ketones and alcohols), acrylates and associated products. We disposed of the majority of our German assets in May 2014. We have a maleic anhydride investment in joint venture with Huntsman Corporation, in Germany. Sasol Solvents accounted for 8% of our total external segmental turnover in 2014.

  •
  Sasol Olefins & Surfactants.  We operate plants in Germany, Italy, the US, the Slovak Republic and China and supply surfactants, linear alkylbenzene, surfactant intermediates, n-paraffins, n-olefins, C6-C22 alcohols, co-monomers, ethylene and other organic intermediates to customers worldwide as well as specialty aluminas, silica aluminas and hydrotalcites. Sasol Olefins & Surfactants accounted for 28% of our total external segmental turnover in 2014.

  •
  Other chemical businesses.  We are involved in a number of other activities in the chemicals industry, both in South Africa and internationally, which, among others, include production and marketing of other chemical products, like waxes, fertilisers and mining explosive products. These activities accounted for 10% of our total external segmental turnover in 2014.

Other businesses

  •
  Other.  We are involved in a number of other activities in the energy and chemicals industries, both in South Africa and internationally, which, among others, are technology research and development, generation of low-carbon electricity, our financing activities as well as alternative energy activities.

        The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market in accordance with IFRS:

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2014	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	11	4 521	168	76 987	—	—	—	12 587	1 362	697	8 338	—	104 671
Rest of Africa	152	254	—	2 842	—	252	462	3 279	258	83	876	—	8 458
Europe	373	—	179	2	—	—	1 668	1 102	7 302	26 448	5 491	—	42 565
Middle East and India	922	—	—	—	—	473	—	750	2 144	896	764	—	5 949
Far East	115	—	4	—	—	—	—	2 107	(418)	5 413	516	—	7 737
North America (incl. Canada)	—	—	65	1	—	—	860	30	2 080	20 729	2 038	—	25 803
South America	—	—	1	—	—	—	—	1 068	793	812	464	53	3 191
Southeast Asia and Australasia	581	—	77	—	—	—	—	75	2 810	179	587	—	4 309

Turnover	2 154	4 775	494	79 832	—	725	2 990	20 998	16 331	55 257	19 074	53	202 683

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2013(1)	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	23	4 252	1 384	64 688	—	—	—	9 622	1 584	175	6 756	—	88 484
Rest of Africa	63	146	—	1 949	—	202	352	2 598	172	185	1 265	7	6 939
Europe	326	—	140	1	—	—	1 225	804	7 197	21 533	4 064	—	35 290
Middle East and India	712	—	10	—	—	679	—	1 101	1 920	505	379	6	5 312
Far East	160	—	2	—	—	—	—	2 172	1 186	2 765	512	—	6 797
North America (incl. Canada)	—	—	39	—	—	—	600	5	3 904	14 272	1 458	—	20 278
South America	—	—	—	1	—	—	—	1 139	536	847	371	—	2 894
Southeast Asia and Australasia	549	—	55	—	—	—	—	170	2 452	298	373	—	3 897

Turnover	1 833	4 398	1 630	66 639	—	881	2 177	17 611	18 951	40 580	15 178	13	169 891

	South African Energy Cluster				International Energy Cluster			Chemical Cluster
2012(1)	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins and Surfactants	Other chemicals	Other businesses	Total
	(Rand in millions)
South Africa	25	3 823	1 204	62 418	—	—	—	8 363	1 455	240	6 408	70	84 006
Rest of Africa	34	17	—	2 647	—	257	155	2 231	191	206	856	7	6 601
Europe	502	—	239	1 174	—	13	1 293	1 101	6 759	19 775	3 482	—	34 338
Middle East and India	491	—	1	—	—	396	—	1 029	1 319	341	211	3	3 791
Far East	485	—	—	—	—	—	—	2 316	1 099	2 735	254	—	6 889
North America (incl. Canada)	—	—	46	—	—	—	330	—	3 635	12 824	1 053	—	17 888
South America	—	—	1	—	—	—	—	636	578	652	297	10	2 174
Southeast Asia and Australasia	719	—	18	—	—	1	—	118	1 984	271	300	16	3 427

Turnover	2 256	3 840	1 509	66 239	—	667	1 778	15 794	17 020	37 044	12 861	106	159 114

(1)
The consolidation suite of accounting standards, namely IFRS 10, Consolidated Financial Statements (IFRS 10), as amended, IFRS 11, Joint Arrangements (IFRS 11), as amended, and IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), as amended became effective for annual periods beginning on or after 1 January 2013. Refer Note 1 of "Item 18—Financial statements'.

Our strategy

        Our primary strategic focus is:

  •
  nurture and grow our existing foundation businesses in Southern Africa, Europe and North America;

  •
  commercialising our technology internationally through our GTL growth strategy;

  •
  increasing natural gas reserves through exploration; acquisitions of chemical investments or other investments that complement our GTL value proposition; and

  •
  pursuing opportunities where we have either a feedstock, technology or market advantage across all our value chains.

        In addition, we are working to develop low-carbon electricity in Southern Africa, particularly, to improve energy security and monetise our gas resources.

        Nurturing and growing our existing foundation businesses—To drive improved operational and overall business performance, we continue to pursue our business excellence corporate-wide initiative. This initiative cuts across all Sasol operations and is a key part of Sasol's strategy to more effectively extract value from the company's existing integrated asset base, proprietary technology and product portfolio.

        We continually review and optimise our asset portfolio to maximise Sasol's foundation business performance. As a result, in 2014, Sasol disposed of its methyl-ethyl-ketone (MEK) and iso-propyl-alcohol (IPA) assets in Germany.

        Commercialising and expanding our GTL technology growth prospects—We have made further progress in growing our GTL businesses based on the Sasol SPD™ process in natural gas-rich regions. The Sasol SPD™ process allows us to monetise competitively priced gas resources by converting them into GTL kerosene, superior quality diesel, naphtha and higher value chemicals in line with global trends towards cleaner fuel and reduced emissions to the environment.

        The prospects for GTL and chemical plants are promising, in light of the availability of gas at various locations in the world.

        The FEED work for our world-scale chemical complex in Westlake, Louisiana is nearing completion. The economics of the complex, consisting of a world-scale 1,5 million tons per annum ethane cracker and six ethylene derivative units, remain robust. We have secured sufficient ethane transportation capacity on various pipeline systems, as well as term-based ethane supply agreements. We remain on track to take a final investment decision on the ethane cracker before the end of the 2014 calendar year.

        Our well-defined contracting strategy mixes fixed-price and reimbursable contracts. This will limit undue cost contingencies and the related risk. The capital expenditure for the chemical complex includes extraordinary costs incurred to acquire additional land for the construction of the project, and establish our Lake Charles Chemical Complex as an integrated multi-asset site similar to our Secunda site. This land and enabling infrastructure will facilitate and enable future growth in the region, and benefit our Lake Charles site for decades to come.

        Working alongside Technip, we are progressing with the FEED phase of our planned US GTL and chemicals value-adds facility. This facility which will be located adjacent to the ethane cracker and downstream derivatives complex in Westlake, Louisiana, will produce at least a nominal 96 000 barrels per day of product, with the potential to produce up to 10% more. The final investment decision on the GTL facility is expected to follow within 24 months of that of the US ethane cracker and derivatives complex, taking into consideration the progress made with the execution of the cracker project, prevailing market conditions, as well as the impact on Sasol's gearing and progressive dividend policy.

        The air, water and wetlands permits for the ethane cracker and derivatives complex as well as the US GTL and chemical value adds facility were issued without any challenges or objections, supporting the positive view taken by stakeholders on this project.

        In Nigeria, the Escravos GTL project achieved the start of beneficial operation during June 2014. Start-up activities have continued as scheduled, and the facility is expected to ramp up to full capacity in 2015.

        In Mozambique, a joint pre-feasibility study for a large-scale GTL plant, based on gas from the Rovuma Basin in Northern Mozambique, is underway. The study, conducted in conjunction with Mozambique's national oil company, Empresa Nacional de Hidrocarbonetos and the Italian multinational, Eni S.p.A., will assess the viability and benefits of such a plant in the region.

        We continue to assess various opportunities in a number of countries. We are conducting extended FEED activities for a GTL facility in Uzbekistan, and completed a feasibility study into a GTL facility in Western Canada in 2012. A decision on the FEED phase will be taken at a later stage.

        Furthermore, in support of this growth driver, our team of researchers continues to advance our next-generation GTL technology, including our proprietary low-temperature Slurry Phase Fischer-Tropsch reactor and cobalt based catalysts. These improvements are included in the designs for new facilities as they are released for commercial application.

        Growing our chemicals portfolio—The chemicals cluster represents the second leg in Sasol's portfolio, in addition to energy and fuels. The South African chemicals businesses focuses primarily on chemicals emanating from our Secunda facilities and have identified the C2 and C3 value chains as a source of growth. The aim in these businesses is to secure feedstock and economy of scale advantage. This is achieved through our close integration into the Fischer Tropsch value chain. Similarly, our investment in the ethane cracker in Lake Charles will provide us with a feedstock advantage, as a result of the availability of competitively priced ethane in the US.

        Our international chemicals businesses are focused on the wax, linear alkyl benzene (LAB), detergent alcohols, co-monomers, phenolics and catalyst businesses. The strategic objective, in these areas, is to meet the evolving needs of the market, through focused applications, research and customer relationships, to achieve higher margins.

        We are pursuing substantial growth opportunities in our chemicals portfolio through the development of a world-scale ethane cracker facility at Lake Charles in the US. We also plan to extract high value chemical feedstock from our existing and future GTL projects. These developments will benefit most of our chemicals businesses.

        Outside of these opportunities, our chemical businesses continue to pursue a strategy to improve the operating performance of our existing assets and grow in selected areas of competitive advantage. In this regard, we have constructed the world's first commercial ethylene tetramerisation unit at the Lake Charles production site in the US in 2014. The capacity for this facility is 100 000 tons per annum of combined 1-octene and 1-hexene, which are co-monomers used in the plastics industry. Our chemicals businesses continue to add value through a focus on improved operational and product margin improvements. These efforts are aimed at creating value from the unique properties of many of the products that arise from Sasol's proprietary chemicals technologies. In order to take full advantage of the benefit of low ethane prices in the US, we are constructing a 470 kilotons per annum high density polyethylene (HDPE) plant in partnership with INEOS. The ethylene required for the production of HDPE will be supplied from our existing Lake Charles operations. Once the new ethane cracker is operational (subject to the final investment decision), the ethylene from the existing Lake Charles operations will be supplemented with ethylene from the new ethane cracker.

        Acquiring, maturing and developing upstream hydrocarbon opportunities.    In support of our upstream growth aspirations we maximise production from existing producing assets, appraise and develop our non-producing assets, mature the resources in our existing exploration portfolio, and expand our upstream asset base by evaluating opportunities to diversify and expand our portfolio.

        In 2014, we completed the initial phase, and commenced the define phase of the development project for the Pande- Temane Production Sharing Agreement (PSA) asset, and converted a Technical Cooperation Permit (TCP) to an Exploration Right (ER236) in the Durban Basin, offshore South Africa. Additionally, we concluded an agreement to obtain two additional licences in Canada to extend our existing acreage in the Farrell Creek and Cypress A area. In August 2014, we also signed a conditional farm-in agreement to acquire an interest in three onshore Exploration Permits (EP76, EP98 and EP117) in the Beetaloo Basin of Australia's Northern Territory.

        Our current areas of interests and activities are shown on the maps on pages M-6 to M-9. We produce natural gas and condensate from the onshore Temane and Pande gas fields in Mozambique, oil in Gabon from the offshore Etame, Avouma and Ebouri oil field cluster and natural gas and petroleum liquids from the unconventional (shale/tight gas) Farrell Creek and Cypress A asset in Canada. We continue our efforts to expand the upstream asset base in order to supply feedstock gas for existing and new downstream businesses. For that purpose, we continue to pursue a growth plan to: maximise production from existing assets; expand our exploration portfolio; consider acquisition opportunities; and investigate conventional and unconventional gas opportunities.

        Sasol Gas continues to focus on growing the South African gas market following the successful introduction of natural gas from Mozambique in 2004.

        Develop and grow low carbon power generation—We have successfully developed a number of gas-to-power opportunities, including the start-up of the Sasolburg 175 megawatt gas engine power plant in December 2012. We also advanced the development of our 49% share of the US$246 million, 175 megawatt gas-fired power generation plant in Ressano Garcia, Mozambique, in partnership with the country's state-owned power utility Electricidade de Moçambique which is expected to reach beneficial operation in October 2014. The plant is currently being commissioned.

South African Energy Cluster

Sasol Mining

Nature of the operations and principal activities

        In South Africa, we have three coal mining operations:

  •
  The coal-to-liquids (CTL) complex, comprising of Bosjesspruit, Brandspruit, Middelbult and Syferfontein, supplied our primary customer, Sasol Synfuels, with 39,5 Mt of coal during the year. Of this amount, 32,9 Mt of coal was produced, 5,1 Mt was externally purchased and 2,3 Mt was a mixture of run of mine (ROM) and by-product coal transferred from our Export complex. At 30 June 2014, the stockpile gained 0,7 Mt on the opening stock.

  •
  The Export complex, consisting of the Twistdraai Colliery, produced 6,9 Mt during the year. 2,3 Mt was transferred to the CTL complex, 2,9 Mt exported and 1,8 Mt discarded during the beneficiation process. The stockpile reduced by 0,1 Mt.

  •
  The Sigma complex, situated near Sasolburg in the Free State province, produced 1,7 Mt from the Mooikraal Colliery during the year. In total, 2,1 Mt coal was supplied to Infrachem,

    approximately 1,7 Mt from Mooikraal Colliery and 0,4 Mt fine coal was purchased from the Sasol Synfuels plant in Secunda.

        During 2014, we produced 41,5 Mt of coal, compared to 40,1 Mt in the previous year. The focus to add capacity, by opening additional pit room and dealing more effectively with stonework development, resulted in increased production during the latter part of the year. The Twistdraai Colliery: Thubelisha Shaft in particular, benefitted from these initiatives, and the ramp-up to full production is progressing to plan.

        The higher coal production enabled Sasol Mining to increase its coal exports, thereby taking advantage of the weaker rand compared to the US dollar.

Operational statistics

	2014	2013	2012
	(Mt, unless otherwise stated)
Sigma Colliery	1,7	1,7	1,9
Secunda mines	39,8	38,4	38,1

Total production	41,5	40,1	40,0

Saleable production from all mines(1)	39,7	38,6	38,4
External coal purchases mainly from Anglo Operations	5,4	5,4	4,9

Total tons produced and procured(2)	45,1	44,0	43,3

Sales to Sasol Infrachem, Sasolburg	2,1	2,0	2,0
Sales to Sasol Synfuels, Secunda	39,5	39,9	37,9
Additional South African market sales	—	0,1	0,1
Export sales (primarily Middle East and India)	2,9	2,5	2,8

Total sales including exports	44,5	44,5	42,8

Production tons per continuous miner (mining production machine) per shift (t/cm/shift)	1 338	1 361	1 438

(1)
Saleable production equals our total production minus discard and includes both product sold and movements in stockpiles.

(2)
Difference between tons produced and procured and total sales is due to the movement on the stock pile.

Principal markets

        We extract and supply coal mainly to our Synfuels and chemical plants under terms and conditions which are determined on an arm's length basis. We export approximately 7% of our production. In 2014, exports increased to 2,9 Mt from 2,5 Mt in 2013. In a volatile currency market, average US dollar export prices decreased by 10%, while the rand weakened by 17% compared with the prior year.

        Marketing opportunities for coal in both the international and domestic utility market continue to be explored. Our exports are currently constrained by our throughput entitlement at the Richards Bay Coal Terminal.

External market opportunities

        Limpopo West Mining project.    We were awarded a prospecting right in respect of the Limpopo West reserves in August 2007. The prospecting right was extended for the maximum period permitted by the Mineral and Petroleum Resources Development Act (Act 28 of 2002) (MPRDA) after its initial term, which expired on 2 September 2012. The prospecting right was committed to the Eyesizwe Sasol Waterberg Joint Venture. Exxaro Coal Mpumalanga (previously known as Eyesizwe Coal) has agreed and accepted that the prospecting joint venture with Sasol Mining has been terminated. Sasol Mining remains as the unencumbered holder of the prospecting right.

        In view of the government's National Development Plan relating to the Waterberg coal resource area, which was communicated in December 2011, Sasol Mining investigated options to exploit possible future business opportunities relating to the Limpopo West reserves independent of the CTL market. Based on the outcome of study results completed in May 2012, Sasol Mining submitted a mining right application on behalf of the Eyesizwe Sasol Waterberg Joint Venture in August 2012. The mining right application was accepted on 16 January 2013. An amended Social and Labour Plan was submitted to the Department of Mineral Rights (the Department) in November 2013. On 29 October 2013, the pre-feasibility study for the Limpopo West project was approved. Sasol Mining will inform the Department of the termination of the joint venture. Depending on the Department's requirements, a new black economic empowerment partner will be identified to conclude a shareholders agreement.

Seasonality

        The demand for coal by our Synfuels and chemical plants is consistent throughout the year. The export coal demand is consistent, mainly in India and the Middle East. Even though the demand for coal is seasonal in certain regions, our sales are planned to ensure even shipment of coal throughout the year.

Marketing channels

        We make use of both a direct and an agency sales model as the chosen channels to market our products to third parties. Currently, only one agent represents Sasol Mining in a specific geographic market. The agent operates on a commission basis and is authorised to act as an intermediate only, with the aim of promoting our products and providing after-sales service. All sales require approval by Sasol Mining before they may be concluded with the customer.

Factors on which the business is dependent

        Being part of the Sasol value chain, Sasol Mining is required to be engaged on an on-going basis with Sasol Synfuels, to ensure optimal delivery and utilisation of our coal resources. We also have dedicated strategic and long-term planning departments to ensure that mining and other related activities are performed in accordance with our strategic plans for the future.

        Also refer to Item 4B "Business overview—Regulation of mining activities in South Africa".

Property, plants and equipment

        Sasol Mining operates six mines for the supply of coal to Sasol Synfuels, Sasol Infrachem (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

			Production (Mt)
Mine	Market	Location	2014	2013	2012
Bosjesspruit	Sasol Synfuels	Secunda	7,9	8,0	7,3
Brandspruit	Sasol Synfuels	Secunda	7,7	7,3	7,1
Middelbult	Sasol Synfuels	Secunda	7,6	7,4	7,4
Syferfontein	Sasol Synfuels	Secunda	9,7	9,6	10,0
Twistdraai	Export/Sasol Synfuels(1)	Secunda	6,9	6,1	6,3
Sigma: Mooikraal	Sasol Infrachem	Sasolburg	1,7	1,7	1,9

			41,5	40,1	40,0

(1)
The secondary product from the export beneficiation plant is supplied to Sasol Synfuels.

        Some of our collieries are approaching the end of their useful lives and, accordingly, new collieries and shafts are being developed to sustain consistent supply. Approval for the construction of the Impumelelo colliery, which will replace the ageing Brandspruit Colliery, was obtained in November 2010. Despite some shaft sinking challenges related to productivity, we still expect the project to reach beneficial operation during the middle of the 2015 calendar year.

        Construction work at the Shondoni Colliery, which will replace the current Middelbult Colliery production, started during February 2012. The project is expected to reach beneficial operation during the second half of the 2015 calendar year.

        Construction on the Tweedraai shaft, an additional shaft for the Syferfontein complex, started in 2013 and the first development section opening up underground area started in April 2014. Tweedraai does not require shaft sinking. Beneficial operation is planned for the first half of the 2015 calendar year, coinciding with the availability of the conveyor system and ventilation shaft.

        We expect these capital projects to be completed within their approved budgets.

Coal handling facility—Sasol Coal Supply (SCS)

        SCS at Secunda is responsible for the conveyance of coal from the mine mouth to a stock holding facility. Coal from the various collieries is blended in order to homogenise the product, which is then conveyed to Sasol Synfuels, as required.

Beneficiation plant

        We operate a coal beneficiation plant in Secunda to enable us to supply export quality coal to the international markets. The design throughput of the plant is 10,5 Mt per annum. The plant feedstock is supplied by Twistdraai colliery via overland conveyor belts of approximately 20 km in length. The new Twistdraai Thubelisha shaft conveyor, which is approximately 17 km in length, will replace the current conveyor system over the next few years.

Sasol Gas

Nature of the operations and its principal activities

        Established in 1964, as the South African Gas Distribution Corporation Limited (Gascor), Sasol Gas operates and maintains a pipeline network of approximately 2 500km in South Africa and Mozambique.

        As part of the Natural Gas Project for the development, production and transportation of natural gas from Mozambique, Rompco was established as the owner of the Mozambique to Secunda gas transmission pipeline (MSP). Sasol Gas has a 50% interest in Rompco.

        As part of Sasol Gas's commitment to broad-based BEE, Sasol Gas formed a joint venture company, Spring Lights Gas, with Coal Energy and Power Resources Limited (CEPR), in 2002 to which it sold a portion of its marketing business in KwaZulu-Natal, a province in South Africa. In 2012, CEPR sold its 51% share in Spring Lights Gas to another broad-based BEE consortium, Kwande Ziko. On 2 July 2013, Sasol Gas sold its 49% share in Spring Lights Gas to Kwande Capital for R474 million.

        In 2011, Sasol Gas commenced with the construction of the R1,4 billion Gauteng Network Pipeline (GNP). The GNP is a 156 km, 26 inch gas transmission pipeline between Secunda and Sasolburg, South Africa. The pipeline was completed on 28 March 2013 and beneficial operation was achieved on 23 May 2013. The pipeline added an additional capacity of 51 MGJ/a to the Gauteng network. The additional capacity has increased the delivery pressure to the Sasol Chemical Industries (SCI) complex in Sasolburg.

Principal markets

        Sasol Gas markets methane-rich gas, produced by Sasol Synfuels, and natural gas produced from gas fields in Mozambique. In the energy market, pipeline gas competes with crude oil-derived products, electricity and coal in various industries, such as ceramics, glass, metal, manufacturing, chemical, food, pulp and paper.

        The pipeline gas segment makes up a small part of the overall energy industry in South Africa. The market has grown since 2004 as a result of the introduction of natural gas from Mozambique. The current supply of 173,6 million gigajoules per annum (MGJ/a) of pipeline gas increased from 161,4 MGJ/a in 2013. Compared to developed countries, South Africa is a small consumer of natural gas as a percentage of its total energy requirements. Although the opportunity to increase sales of natural gas exists, there is a limitation on the amount of gas available. During 2014, natural gas volumes sold were 147,3 MGJ compared to 138,3 MGJ in 2013. Methane rich gas volumes sold were 23,4 MGJ in 2014 compared to 21,8 MGJ in 2013.

        Sasol Gas supplies gas to industrial and commercial customers in the South African provinces of Mpumalanga, Gauteng, KwaZulu-Natal, North-West and the Free State. Besides marketing pipeline gas to these customers, natural gas is also supplied as feedstock to Sasol's facilities in Sasolburg and Secunda.

Seasonality

        Demand for gas in South Africa is consistent throughout the year, and is generally not subject to seasonal fluctuations due to moderate temperature variances between seasons and the absence of a significant residential market.

Raw materials

        The natural gas is purchased in Mozambique, from an unincorporated joint venture (UJV), consisting of Sasol Petroleum Temane Limitada (SPT), a subsidiary of Sasol Petroleum International, International Finance Corporation (IFC) and Companhia Moçambicana de Hidrocarbonetos, S.A.R.L (CMH). The gas is transported by Rompco to Secunda in South Africa. Methane-rich gas is purchased from the Sasol Synfuels facility in Secunda. The UJV has supplied Sasol Gas with natural gas since 2004 and Sasol Synfuels has been supplying methane-rich gas to Sasol Gas since 1994.

Marketing channels

        Sasol Gas sells approximately 94% of gas to end-use industrial customers through our own sales and marketing personnel. We also supply a small number of traders and reticulators who sell gas to their own customers.

Factors on which the business is dependent

Licences and regulations

        We have obtained the necessary licences required from the National Energy Regulator of South Africa (NERSA), in terms of the Gas Act to operate our gas transmission and distribution facilities, as well as, to engage in our trading activities.

        As and when expansion of our transmission and distribution facilities is required, we would apply for the required construction licences from NERSA.

        Sasol Gas priced its gas in terms of the Market Value Pricing methodology, as set out in the Regulatory Agreement with the South African government. In compliance with the regulatory framework, Sasol Gas submitted two applications to NERSA in December 2012, namely a maximum price application and a transmission tariff application. NERSA approved both applications in March 2013. The standardised prices and tariffs became effective on 26 March 2014. Sasol Gas has valid arrangements in place with all its customers relating to the supply of gas at the new prices and tariffs. Seven of Sasol Gas' largest customers have initiated a judicial review of the NERSA decisions relating to its maximum price and tariff methodologies as well as NERSA's decision on Sasol Gas's maximum price application.

        Refer to Item 4B "Business overview—Regulation of pipeline gas activities in South Africa" for additional information.

Property, plants and equipment

        The Mozambique to Secunda natural gas transmission pipeline owned by Rompco is a 26 inch carbon steel underground pipeline of 865 km. The pipeline starts from the natural gas central processing facility (CPF) at Temane in Mozambique, and ends at the pressure protection station (PPS) in Secunda. The instantaneous capacity of the pipeline is 136 MGJ/a, with an annual average in excess of 120 MGJ/a without any additional compression along the pipeline. In 2010, Rompco commissioned its first compressor station near Komatipoort in South Africa. This facility supplies midpoint compression and enables the pipeline to increase gas transportation up to an annual average of 170 MGJ/a, with an instantaneous pipeline capacity in excess of 176 MGJ/a. In 2013, Rompco embarked on a R2 billion project to construct a 128 km loop line in Mozambique to expand capacity, and allow for additional monetisation of gas in Mozambique. It is expected to reach beneficial operation in October 2014.

        The inland transmission network of Gauteng is fed from the PPS in Secunda via a 30 inch carbon steel underground pipeline, which feeds into a second PPS at Nigel. The section of pipeline up to the Nigel PPS is operated at a maximum allowable operating pressure (MAOP) of 4 550 kPa. From Nigel, the network is operated at a MAOP of 3 550 kPa and the capacity of the Gauteng transmission network is approximately 89 MGJ/a. The newly commissioned GNP also serves the inland network and has increased the overall capacity of the Gauteng network by 51 MGJ/a to 140 MGJ/a. These pipelines supply various low pressure distribution areas, as well as some customers directly. Where these lines enter into the distribution areas, a pressure reduction station reduces the pressure to 625 kPa. The southern part of the inland network ends in Sasolburg.

        The Secunda, Witbank and Middelburg pipeline network receives methane-rich gas from Sasol Synfuels. The MAOP for this pipeline is 3 000 kPa and the capacity of the network is approximately 10 MGJ/a. Methane-rich gas, similar to that which is supplied to Witbank and Middelburg, is compressed and fed into the Transnet Pipelines transmission pipeline to supply our customers in the KwaZulu-Natal province. The MAOP for this transmission pipeline is 5 300 kPa and the capacity of the network is approximately 21 MGJ/a.

Sasol Synfuels

Nature of the operations and principal activities

        Sasol Synfuels, based in Secunda, operates a coal and gas based synthetic fuels manufacturing facility. We produce syngas primarily from low-grade coal with a smaller portion of natural gas. The process uses advanced, high temperature Fischer-Tropsch technology to convert syngas into a range of synthetic fuel components, heating fuels (including industrial pipeline gas), ammonia, sulphur and chemical feedstock. Fuel components are used mainly for blending into automotive fuels as well as liquefied petroleum gas. Chemical feedstreams that are produced are used for the production of chemical and polymer building blocks, including ethylene, propylene, detergent alcohols, phenols, alcohols and ketones. Apart from the production of saleable products, we are self-sufficient in the production of utilities such as oxygen and steam required in the production process as well as generating approximately 50% of our own electricity demand. Together with Sasol New Energy's first gas-to-electricity power generation plant in Sasolburg, the group is able to increase its cumulative electricity generation capacity to approximately 70% of its own requirements. We operate the world's largest oxygen production facilities (according to Air Liquide, the French industrial gas company), currently consisting of 16 units.

        The Secunda Natural Gas Growth Project (SNGGP) phase 1(a) was approved by the Sasol Limited board during March 2010. The total approved amount of R14,2 billion consists of capital and feasibility funds. This investment will result in an increase in production of approximately 3% on a production baseline of 7,3 million tons per annum, on a sustainable basis, as well as additional electricity generation from gas turbines. Many of the benefits are already evidenced by the increased production performance. Sasol Synfuels has incurred total costs of R13,4 billion to 30 June 2014 in respect of the SNGGP phase 1(a). The first set of gas heated heat exchange reformers (GHHER's) reached beneficial operation on 13 June 2013. The second set of GHHER's is expected to reach beneficial operation during the 2014 calendar year.

        With regards to the Clean Fuels 2 programme, the South African Petroleum Industry Association confirmed that the South African government has communicated a postponement to the 1 July 2017 introduction date, of new cleaner fuels standards. A new target date is awaited. Furthermore, market trends are indicating upward pressure on octane demand. With the clean fuels programme schedule still uncertain, and the potential to allow for increased octane capacity, higher capital requirements are likely. Studies are in process to quantify the impact and to determine an appropriate way forward.

Principal markets

        Sasol Synfuels sells fuel components and heavy fuel oils to Sasol Oil, and methane-rich gas to Sasol Gas. Chemical feedstocks are sold to the chemical divisions of Sasol. These feedstocks are processed and marketed for a wide range of applications locally and abroad.

Raw materials

        The main feedstock components used by Sasol Synfuels in the production process are low grade coal obtained from Sasol Mining and natural gas obtained from Sasol Gas. Prices of low grade coal are determined using an arm's length pricing mechanism for Sasol Mining. The natural gas price for the first three quarters of 2014 was determined by movements in the international price of Brent crude oil, the rand /US dollar exchange rate, as well as the South African Producer Price Index. From April 2014 a new methodology, based on a basket of alternative energy carriers, was introduced. The new methodology, as well as the maximum tariffs, was approved by NERSA.

Marketing channels

        The bulk of our products are sold to other Sasol business units. A very small volume of carbon products are directly marketed to clients locally and abroad, via commercial distribution channels.

Property, plants and equipment

Specific product volumes

	2014	2013	2012
	(Mt)
Total production volumes	7,6	7,4	7,2

	2014	2013	2012
	(% of total production)
Liquid and gaseous fuels	59	59	59
Petrochemical feedstock	31	31	32
Nitrogenous and other feedstock for fertilisers and explosives	8	8	7
Carbon, tar and other products	2	2	2

        Our focus on operational improvements delivered an increase in Sasol Synfuels production volumes. Sasol Synfuels managed to maintain stable plant operations for 2014 resulting in an increase in production volumes by 2,3% from 7,44 Mt in 2013 to 7,61 Mt in 2014 despite a full and phase shutdown during the year.

        Sasol Synfuels continues to advance a series of major environmental projects as part of a wider group initiative in South Africa to reduce our environmental footprint and enhance operational efficiency.

        Sasol Synfuels has approved R5,8 billion for environmental projects to date. This amount further includes spending on site remediation, stabilisation of sludges and solids in the black product site, the reduction of VOC emissions and the sulphuric acid plant. At 30 June 2014, the total expenditure on these projects was R3,6 billion, with the remaining R2,2 billion to be spent in the upcoming years.

        The VOC abatement project was approved in stages, with the most recent capital expenditure being approved during February 2014. The total amount approved for the project is R2,5 billion, including development funds of R6,2 million. At 30 June 2014, the total expenditure on this project amounted to R1,3 billion with beneficial operation expected during June 2016.

        A total amount of R2,2 billion was approved for the replacement of tar tanks and separators. This will ensure that the production capacity of the Secunda complex is maintained. As at 30 June 2014, the total expenditure on this project amounted to R1,2 billion. The project is expected to reach beneficial operation in September 2015.

        The coal tar filtration (CTF) east project is another significant project at Sasol Synfuels, with a total approved amount of R2,9 billion. At 30 June 2014, the total expenditure on this project was R1,0 billion. The CTF east project will ensure compliance with environmental and health requirements and will also increase tar processing capacity to avoid tar dumping. Beneficial operation is expected during January 2017.

Sasol Oil

Nature of the operations and principal activities

        Sasol Oil encompasses the established liquid fuels, bitumen, heating fuels and lubricants marketing activities of Sasol through wholesale and commercial interests featuring the Sasol brand, as well as retailing interests which feature both the Sasol and the Exel brands. Operations include fuel blending and storage facilities in Secunda where fuel components procured from Sasol Synfuels are blended to be marketable liquid fuels. Sasol Oil is also responsible for crude oil procurement, shipping and the subsequent refining of crude oil through our interest in the Natref refinery in Sasolburg. Products include petrol, diesel, jet fuel, illuminating paraffin, liquid petroleum gas (LPG), fuel oils, bitumen and sulphur. Sasol Oil utilises its 40% share in the Engen, Sasol Oil, Agip (ESA) lubricants blending facility to produce both motor and industrial lubricants for marketing purposes.

  Liquid fuels marketed

	2014	2013	2012
	(million m3)
Total liquid fuel sales	9,35	8,93	9,57
Total liquid fuel sales (exported)	0,37	0,22	0,36

Principal markets

        Sasol Oil's fuel production is primarily located in South Africa's industrial heartland, where an estimated 58% of the country's petrol and diesel is consumed. Sasol's production of approximately 7,7 million m3 of white products per year is insufficient to supply this market. The balance of the requirement is supplied from coastal refineries and imports, transported via road, rail and pipelines. Limited volumes of white products are exported overland to neighbouring countries.

Seasonality

        The total South African demand for road transportation fuels is fairly consistent throughout the year. Slightly higher demand for petrol is evident during the December summer holiday period. Diesel demand tends to peak during October due to the summer grain planting season. In recent years, the decrease in December diesel consumption due to reduced business activity was offset by increased diesel demand from motorists. The demand for fuel oil and LPG tends to be stronger in winter as a result of heating demand.

        As described in "Item 3.D—Risk Factors", South African fuel prices are derived from international reference prices as a result of a regulatory dispensation based on import alternatives. Local prices reflect northern hemisphere seasonality for petrol and diesel.

        Despite a slow economic recovery, international petrol and diesel crack-spreads were lower during 2014, mainly as result of a reduction in refinery disruptions compared to the previous year, as well as new refining additions and increased capacity.

Raw materials

        Sasol Oil's main raw material inputs are blending components from Sasol Synfuels, crude oil and base oils for lubricant manufacturing.

  •
  Blending components

    Sasol Oil has an agreement with Sasol Synfuels to uplift fuel components, which are then blended to market specifications in the Sasol Oil Fuel Blending facility in Secunda. Fuel oil components from Sasol Synfuels and Natref are blended to provide customer specific heating fuel solutions. The purchase price of fuel components is referenced to international petroleum product prices, crude oil prices and refinery operating costs.

  •
  Crude oil

    Natref historically obtained approximately 50% of its crude oil requirements from the Middle East (Iran and Saudi Arabia) through crude oil term contracts. Purchases from Iran were terminated in 2012. Iranian crude oil has been partially replaced with Saudi Arabian crude oil. The balance is purchased on the spot market from West Africa and other sources. Volatility in crude oil prices has increased since the late 1990's as a result of international supply/demand dynamics and geo-politics. Crude oil prices traded in a range of US$117,13/bbl to US$103,18/bbl in 2014, with supply disruptions in the Middle East and North Africa related to geo-political stability outweighing increased non-OPEC production (mainly US shale oil). These developments resulted in relatively stable prices, trading in a narrow band, during the year.

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

  •
  Licenced wholesalers

    Licenced wholesalers include multinational oil companies with their own South African refining capacity including, BP, Engen Petroleum (Engen), Royal Dutch Shell (Shell), Chevron, Total South Africa (Total) and PetroSA as well as non-refinery wholesalers without South African refinery capacity.

    The bulk of Sasol's fuel sales in South Africa are to licensed wholesalers that either do not have their own refinery production or market more fuel than what they themselves produce. Therefore these wholesale customers either buy from Sasol Oil or import the balance of their fuel supply requirements.

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

  •
  Direct markets (retail, commercial, lubricants, aviation fuel, fuel oil and bitumen)

    We currently operate a dual branded network of retail convenience centres (Exel and Sasol), which consists of 373 service stations and seven Sasol branded integrated energy centres, across South Africa. Our current national retail market share is estimated to be 10%. We have commenced with a process to phase out the Exel brand and to convert existing Exel retail service stations to the Sasol brand. New site development is progressing satisfactorily although the regulatory environment remains a challenge. In 2013, we signed an exclusive agreement with Burger King to open fast food outlets at our retail convenience centres. This creates an opportunity for us to expand our retail footprint and increase the average throughput at the Sasol service stations. The first Burger King site, Sasol Circle Centre in Centurion, commenced operations in February 2014 and exceeded all expectations to date.

    We have also partnered with ABSA Bank in South Africa to offer a rewards programme to customers at the retail convenience centres which has added value to the network.

    We recently introduced 10ppm diesel at a limited number of retail sites in Gauteng and Mpumalanga with very successful results. We are in the process of rolling the product out to the rest of our network in the Gauteng region.

    Liquid fuels (i.e. fuel oil, diesel, petrol and LPG) are sold to a variety of end -users through the commercial marketing channel. Our customer base includes companies in the transportation, mining, food and electricity generation industries.

    Lubricants are sold in industrial markets and to motorists via our retail network.

    Jet fuel marketing is focused on South Africa's premier airport, OR Tambo International Airport, with Sasol's market share estimated at 17%.

  •
  Africa marketing

    Exel Lesotho, a wholly owned subsidiary of Sasol Oil, is involved in retail and commercial marketing of transport fuels in Lesotho. The company sells its products through 20 dealer owned (or leased) and operated retail convenience centres, and to 23 commercial customers. Exel Lesotho has a 42% percent share of the Lesotho petrol and diesel markets.

    Sasol Oil, through Exel Swaziland, markets transport fuels through six retail convenience centres. Exel Swaziland has 44 commercial customers and a 10% market share in Swaziland. Exel Lesotho and Exel Swaziland were classified as held for sale on 31 December 2013. On 23 May 2014, Sasol Oil entered into agreements to sell these businesses, and the transaction is expected to be completed in the second half of calendar year 2014.

    We also hold a 49% interest in Petromoc e Sasol Sarl (PeSS), which is a joint venture with the Mozambican National State Oil Company, Petromoc. PeSS markets its product through eight company owned and three dealer owned retail convenience centres. PeSS has approximately 50 commercial customers and has an 8% share of the petrol and diesel market in Mozambique. PeSS also markets illuminating paraffin and lubricants.

  •
  Exports (Africa Overland)

    We are ideally situated to supply volumes into Africa Overland. Volumes available for exports are limited by demand in South Africa, hence only limited volumes are available to be supplied into the inland area.

    Sales are made on a carriage paid to (CPT) basis.

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

Property, plants and equipment

  Natref refinery operational statistics(1)

	2014	2013	2012
Crude oil processed (million m3)	3,1	2,6	3,3
White product yield (% of raw material)	90,7	90,1	89,2
Total product yield (%)	97,6	98,2	98,2

(1)
Data based on our 63,64% share in Natref.

        Natref is an inland refinery, focused on producing refined petrol and distillate fuels. It is designed to upgrade relatively heavy crude oil with high sulphur content (sour) and yield about 91% white petroleum products. Refinery production includes petrol, diesel, propane, jet fuel, and multiple grades of bitumen, fuel oils, sulphur and various gasses.

        Natref is managed by the Natref board and is governed by the Natref shareholders agreement between Sasol Oil and Total South Africa (TSA). The shareholders agreement gives TSA veto rights over a number of corporate actions, including, increasing or reducing Natref's share capital, amending Natref's Memorandum of Incorporation and the rights attaching to its shares, appointing the Natref senior managers and determining directors' remuneration. Sasol Oil and TSA are responsible for procuring their own crude oil and marketing their own products.

        In June 2012, the South African Government gazetted the Clean Fuels 2 specification regulations. The South African Petroleum Industry Association confirmed that the South African government has communicated a postponement to the 1 July 2017 introduction date of new cleaner fuels standards. A new target date is awaited. The Clean Fuels 2 project will enable Natref to produce petrol and diesel that complies with Euro V specifications as required by the new regulations. Delays in the clean fuels project schedule and an investment in additional octane capacity to fulfil rising demand will result in increased capital requirements. The construction of a fuel pipeline, owned by Sasol Oil, to integrate Sasol Synfuels and Natref was completed in May 2013. This pipeline will facilitate and optimise the production of new specification fuels by both plants.

International Energy Cluster

Sasol Synfuels International

Nature of operations and principal activities

        Sasol Synfuels International (Pty) Ltd (SSI), is responsible for developing, implementing and managing international GTL business ventures based on our proprietary technology.

        The catalyst business, which forms a part of SSI, is an integral component of the Sasol Fischer-Tropsch (FT) value chain and aims to provide security of supply of quality competitive FT catalyst to the current and future GTL ventures. To support our current GTL projects, we use three 680 tons per annum cobalt catalyst manufacturing units, with two units situated in De Meern, in The Netherlands, operated and owned by BASF, and a third at our Sasolburg site, operated and owned by Sasol Cobalt Catalyst Manufacturing (Pty) Ltd (SCCM), a wholly owned subsidiary of SSI.

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

GTL developments utilising the Sasol SPD™ process

        SSI is progressing with GTL projects in the US (FEED), Uzbekistan (extended FEED) and Nigeria (started beneficial operation) and has achieved record, sustainable operations at ORYX GTL, in Qatar.

        As a result of the magnitude of Sasol's growth portfolio, as well as significant sustenance capital required for our South African operations, Sasol regularly reviews projects in its project pipeline. As a result of these reviews, the Sasol Limited board, approved a decrease in our shareholding in the Uzbekistan GTL project from 44,5% to 25,5% at the end of the front end engineering and design phase. The final investment decision remains subject to key conditions, including successful project financing, confirming a suitable partner to take up Sasol's 19% share in the project and non-state ownership of at least 50,1%. We expect to make a final decision on this project before the end of 2015.

        To support the Uzbekistan GTL project we are progressing, together with BASF, an FT catalyst expansion project (FEED) at the facility situated in De Meern, which will be operated and owned by BASF.

Principal markets

        The bulk of the ultra-low sulphur GTL diesel produced at ORYX GTL is sold as a blend stock with middle distillate product streams derived from conventional oil refining to produce on-specification automotive diesel. The GTL naphtha produced at ORYX GTL is sold to naphtha crackers that produce olefins such as ethylene.

        The FT catalyst is currently exclusively sold to Sasol's GTL operations, in particular ORYX GTL in Qatar and Escravos GTL in Nigeria.

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

Feedstock

        The growth of the SSI business depends on the availability of competitively priced natural gas reserves.

Remaining cost competitive

        Working closely with Sasol Technology's Fischer-Tropsch process innovation teams, we are involved in an on-going programme aimed at further improving competitiveness by lowering the capital and operating costs of future GTL plants. There is also a continued focus to reduce the total cost and increase the efficiency of the cobalt catalyst used in the process through improvement of the performance and total value chain of the catalyst supplied.

GTL and CTL ventures

        SCCM follows a demand-supply approach, where new customer demand drives catalyst production and plant capacity. Therefore, the presence of GTL demand is key to the catalyst business sustainability.

Property, plants and equipment

  Production capacity at 30 June 2014

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

Sasol Petroleum International

Nature of the operations and principal activities

        Sasol Petroleum International (Pty) Ltd (SPI) was founded to undertake oil and gas exploration and production in selected high potential areas in West and Southern Africa. Our principal activities are the exploration, appraisal, development and production of hydrocarbon resources. We currently hold equity in three producing assets with proved natural oil and gas reserves in Mozambique, Gabon and Canada. We also have equity in non-producing assets and exploration licences in West and Southern Africa and Australia.

        In Mozambique we operate the onshore Pande- Temane Petroleum Production Agreement (PPA) asset, producing natural gas and condensate from the Temane and Pande gas fields. Gas production from the Temane field commenced in 2004 and from the Pande field in 2009.

        In British Columbia, Canada we have a non-operated interest in the unconventional (shale/tight gas) Farrell Creek and Cypress A asset, which is operated by Progress Energy Canada Limited. The asset has produced gas and small volumes of petroleum liquids since before we acquired our interest in 2011.

        In Gabon we have a non-operated interest in the VAALCO Gabon (Etame) Inc operated offshore Etame Marin Permit asset. Oil production from the Etame field commenced in 2002, followed by production in 2007 and 2009 from the associated Avouma and Ebouri fields.

Principal markets and marketing channels

Mozambique production

        Gas produced from the Pande-Temane PPA asset, other than royalty gas that is provided to the Mozambican government, is supplied in accordance with long-term gas sales agreements (GSAs). The gas sold in accordance with GSA1 and GSA2 is sold to Sasol Gas, with a base-case supply of 120 MGJ/a and 27 MGJ/a respectively, for use as part of the feedstock for our chemical and synthetic fuel operations in Secunda and Sasolburg. There are three GSA3 contracts that supply gas to the Mozambique market, which satisfies a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas Company S.A., Empresa Nacional de Hidrocarbonetos (ENH) and Central Térmica de Ressano Garcia S.A.(CTRG). Additionally, in 2014, gas was sold to Aggreko Mozambique Limitada (Aggreko) under a short term, two year, sales agreement executed in 2012, for power generation in Mozambique. The natural gas condensate produced in Mozambique is sold to Temane Trading, who then transports the condensate by truck, for export via the port of Beira or to the Matola depot for export via the port of Maputo.

Canada production

        Gas produced from the unconventional (shale/tight gas) Farrell Creek and Cypress A assets is sold by the Progress/Sasol Montney Partnership into Western Canada, under a long-term marketing agreement with Progress Energy Canada Limited. Pricing is based on the daily realised spot market prices less transportation and marketing fees, in accordance with the marketing agreement. Petroleum liquids are sold under the same marketing agreement.

Gabon production

        Oil produced from the Etame Marin Permit asset is sold internationally on the open market. An annual crude oil sale and purchase agreement is typically entered into for the sale of oil, based on a competitive bidding process, with sales prices linked to international oil prices. In 2014, oil was sold to Mercuria Trading NV and to Vitol S.A. (Vitol). The contract with Mercuria Trading NV was effective until March 2014 as a fixed term agreement. The contract with Vitol was effective from April 2014. This contract required all production to be lifted by and sold to Vitol in accordance with marketing and agency agreements.

Property, plants and equipment

        We operate production facilities in Mozambique and have non-operating interests in producing assets in Canada and Gabon.

Production capacity at 30 June 2014

Plant description	Location	Design capacity(1)
Central Processing Facility	Pande-Temane PPA, Mozambique	183 MGJ/a gas
Floating, Production, Storage and Offloading facility	Etame Marin Permit, Gabon	25 000 bpd oil
Processing Facilities	Farrell Creek, Canada	320 MMscf*/day gas
Processing Capacity(2)	Cypress A, Canada	10 MMscf*/day gas

(1)
Includes our attributable share of the production capacity.

(2)
Utilising third party processing facility.

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

        We are a major South African plastics and chemicals operation and our vision is to be an exceptional producer of polymers and a preferred supplier in our market. We supply quality monomers, polymers, chlor-alkali chemicals and mining reagents.

        We manage the following international investments:

  •
  Our 12% shareholding in PETRONAS Chemicals Olefins Sdn Bhd (previously known as Optimal Olefins Sdn Bhd) with PETRONAS, a manufacturer of ethylene and propylene. PETRONAS Chemicals produces 600 kilotons per annum (ktpa) ethylene in an ethane/propane cracker. The cracker co-produces 90 ktpa of propylene;

  •
  Our 40% shareholding in PETRONAS Chemicals LDPE Sdn Bhd (previously known as Petlin Malaysia Sdn Bhd) with PETRONAS, a manufacturer and supplier of LDPE with a capacity of 255 ktpa is operated by PETRONAS Chemicals LDPE; and

  •
  A wholly owned marketing and sales business Wesco China Limited, a polymer distributor in China and Taiwan.

Principal markets

        Over the past three years between 64% and 67% of our revenue has been earned from sales into the South African market.

        We are the sole polymer producer of PVC, LDPE and LLDPE in South Africa and have the leading share of sales of these products in South Africa, where the competition is in the form of polymer imports primarily from Asian and Middle Eastern producers. We supply 160 ktpa ethylene and 110 ktpa propylene under contract to Safripol (Pty) Ltd (Safripol) in Sasolburg by pipeline for the production of HDPE and polypropylene, respectively. We compete directly with Safripol in the polypropylene market, where we have a large share of the South African market. Caustic soda is sold primarily in South Africa into the pulp and paper, minerals beneficiation and soap and detergent industries. We are the sole local producer of sodium cyanide solution which is sold to the local gold mining industry. Currently, we export polymers from our South African operations to the African continent, South East Asia, Europe and South America. Product from the PETRONAS Chemicals LDPE plant in Malaysia is sold into Malaysia, India, China, Australia and New Zealand.

Former activities in Iran

        The activities listed below related to our 50% shareholding in Arya Sasol Polymer Company (ASPC), which we disposed of on 16 August 2013 (the "Divestment Date") in a process for which we obtained a license from the United States Office of Foreign Assets Control (OFAC). The activities listed below have been conducted outside the US by non-US Sasol subsidiaries, and reference to Sasol shall mean such non-US subsidiaries for purposes of the description of our activities listed below.

Arya Sasol Polymer Company

        Until the Divestment Date, Sasol held a 50% shareholding in ASPC, an Iranian joint venture with Pars Petrochemical Company. ASPC is a manufacturer and supplier of ethylene, low density polyethylene, and medium and high density polyethylene.

        In 2014, Sasol received dividend payments from ASPC in an amount equal to R185 958 825.

Sale of Arya Sasol Polymer Company products

        Until the Divestment Date, Sasol engaged in the marketing and distribution of polymer products manufactured by ASPC, including ethylene, low density polyethylene, and medium and high density polyethylene.

        In 2014, Sasol's marketing and distribution of ASPC products generated a gross revenue of R1 177 111 106 and a net profit of R61 376 561.

        In 2014, Sasol made payments to ASPC in an aggregate amount equal to R1 059 703 237 in respect of polymer products manufactured by ASPC that were marketed and distributed by Sasol.

Other matters

        During 2014, ASPC paid management service fees in an amount equal to R2 434 944 to Sasol in exchange for management services.

Sale of SPI International (Pty) Ltd

        On the Divestment Date, Sasol Investment Company (Pty) Ltd entered into a definitive sale and share purchase agreement pursuant to which Main Street 1095 (Pty) Ltd, a South African subsidiary of the Armed Forces Social Welfare Investment Organization of Iran, an Iranian pension fund, completed and effected the acquisition of 100% of the shares of SPI International (Pty) Ltd. SPI International (Pty) Ltd is the indirect owner of Sasol's 50% shareholding in ASPC. The total purchase price for the sale of SPI International (Pty) Ltd was R2 402 million (AED 873 541 486 or US$238 million), was paid by Main Street 1095 (Pty) Ltd to Sasol Investment Company (Pty) Ltd in several installments, all of which have been paid in 2014.

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

        Prior to the Divestment Date, Sasol made commitments on product offtake (and has certain Sasol branded inventory in ASPC which Sasol has procured in order to prevent ASPC selling this branded product in the market). All products were delivered by ASPC by 31 October 2013 and Sasol settled all related amounts payable to ASPC by 31 December 2013. Sasol has no other commitments to acquire products from ASPC and will not make further purchases of ASPC products.

        In connection with other transactions between Sasol and ASPC prior to the Divestment Date, including in respect of management services, salary and other compensation related payments for Sasol employees that were seconded to ASPC, Sasol currently has no amounts receivable from ASPC. Sasol no longer provides seconded employees or management services to ASPC or makes any payments to the Maccauvlei Learning Academy for services to ASPC employees.

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

        Feedstock namely, ethane and propane, for our joint venture cracker in Malaysia (PETRONAS Chemicals Olefins Sdn Bhd), is purchased from PETRONAS at set prices, unrelated to oil, that escalates annually in line with US inflation rates. PETRONAS Chemicals LDPE Sdn Bhd buys its ethylene feedstock from PETRONAS Chemicals Olefins at prices related to the South East Asian ethylene market.

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

Property, plants and equipment

        The construction of a 47 000 tpa ethylene purification unit (EPU) in Sasolburg, which will yield additional ethylene to support our polymer plants to run continuously, achieved beneficial operation on 18 October 2013. We also constructed a 58 000 tpa propylene stability unit in Secunda. This facility will enable full capacity utilisation of the polypropylene plants and achieved beneficial operation on 27 June 2014.

        The following table summarises the production capacities of each of our main product areas:

  Production capacity at 30 June 2014

Product	South Africa(2)	Malaysia(1),(2)	Total
	(ktpa)
Ethylene	615	72	687
Propylene	950	11	961
LDPE	220	102	322
LLDPE	150	—	150
Polypropylene-1	220	—	220
Polypropylene-2	300	—	300
Ethylene dichloride	160	—	160
Vinyl chloride	205	—	205
PVC	200	—	200
Chlorine	145	—	145
Caustic soda	167	—	167
Cyanide	40	—	40
Hydrochloric acid	90	—	90
Calcium chloride	10	—	10

(1)
Includes our attributable share of the production capacity of joint operations.

(2)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Sasol Solvents

Nature of the operations and its principal activities

        We are one of the leading manufacturers and suppliers of a diverse range of solvents, co-monomers and associated products. Solvent products are supplied to customers in approximately 90 countries and are used primarily in the coatings, printing, packaging, plastics, pharmaceutical, fragrance, aerosol paint and adhesive industries, as well as in the polish, cosmetics, agriculture and mining chemicals sectors. Pentene, hexene and octene are used as co-monomers in polyethylene production. As of 1 July 2013, the marketing and sales of the co-monomers portfolio has been transferred to Sasol O&S. We have production facilities in South Africa in Secunda and Sasolburg and in Germany in Moers. In May 2014, we disposed of the majority of our German assets to INEOS. Our product range includes ketones, glycol ethers, acetates, alcohols, acrylates and mining chemicals. Our joint venture with Huntsman Corporation (Sasol Huntsman) produces maleic anhydride in Europe. We believe that the breadth of our product portfolio provides a competitive advantage relative to the more limited portfolios of most of our competitors in the global market.

Principal markets

        In 2014, approximately 1,32 Mt of products were sold worldwide. Our global business is managed from offices in Johannesburg in South Africa. We have sales offices in Europe, Asia, the Middle East and the US.

        We market our products throughout the world, with a large proportion of our alcohols being distributed in Europe. We are a leading producer of solvents in South Africa. Our competition varies depending on the products sold and includes a number of major international oil and chemical companies. Our competitors include ExxonMobil, BP Chemicals, Chevron Phillips, INEOS, the Dow Chemical Company, Celanese and Eastman.

Seasonality

        Production and sales volumes are generally not subject to seasonal fluctuations but tend to follow the broader global industry trends. In terms of the global cyclical nature of our products, periods of high demand and higher prices are followed by an increase in global production capacity which can depress global margins. The global economic crisis has had a detrimental effect on our sales prices, and market demand has shown signs of contraction as a result of increased volatility, caused in part by the continuing European debt crisis, as well as declining growth in China. The rising feedstock prices, on the back of stable but high crude oil prices accompanied by the weakness of the rand, have resulted in margins decreasing from the highs experienced during 2011. In South Africa, we have seen a progressive increase in chemical prices and our margins were positively impacted in 2014.

Raw materials

        Feedstocks for our operations in Secunda are derived mainly from Sasol Synfuels at market-priced fuel-alternative values based on the Basic Fuel Price (BFP) mechanism. Fluctuations in the crude oil price and rand/US dollar exchange rate have a direct impact on the cost of our feedstocks and hence on margins. Feedstocks in Sasolburg are purchased from Sasol Polymers (based on fuel-alternative value) and Sasol Infrachem based on a long-term supply contract price with an annual inflation-linked escalation clause.

        Ethylene, propylene, raffinate, butylene and butane, used in our production facilities in Germany, were purchased at market prices from third party suppliers under a combination of long-term supply contracts and open market purchases.

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

        A combination of product and account managers ensures continued, long-term relationships with our customers. Our in-house sales and administrative staff manage order processing, logistics and collection of payments as well as customer relationships. The use of bulk supply facilities situated in China, Dubai, Europe, Singapore, South Africa and the US allows for timely delivery to our customers.

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

Property, plants and equipment

  Production capacity as at 30 June 2014

Product	South Africa	Germany	Total(1)
	(ktpa)
Ethylene	293	—	293

• Acetone	175	—	175
• MEK	60	—	60
• MiBK	58	—	58

Glycol ethers	—	80	80

• Butyl glycol ether	—	80	80

Acetates	54	—	54

• Ethyl acetate	54	—	54

Mixed alcohols	215	—	215
Pure alcohols	473	—	473

• Methanol (C1 )	140	—	140
• Ethanol (C2 )	114	—	114
• n-Propanol (C3 )	54	—	54
• Isopropanol (C3 )	—	—	—
• n-Butanol (C4 )	150	—	150
• iso-Butanol (C4 )	15	—	15

Acrylates	125	—	125

• Ethyl acrylate	35	—	35
• Butyl acrylate	80	—	80
• Glacial acrylic acid	10	—	10

Maleic anhydride	—	53	53
Other	19	—	19

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

        Approximately 92% of our production capacity is located at sites in South Africa and 8% in Germany. Our second MiBK plant at Sasolburg, with a nameplate capacity of 30 ktpa, started up in April 2010.

Sasol Olefins & Surfactants

Nature of the operations and its principal activities

        Sasol Olefins & Surfactants (Sasol O&S) comprises ten areas of activity, grouped into two business divisions, namely the Organics and Inorganics Divisions.

        The Organics Division consists of:

  •
  Alkylates;

  •
  Alcohols;

  •
  Surfactants;

  •
  Co-monomers;

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

Surfactants

        These products include nonionic and anionic surfactants, based on alcohol, LAB and other organic intermediates.

Co-monomers

        These products include pentene, hexene and octane, and are primarily used as co-monomers in polyethylene production. Competitors include Chevron Phillips, Shell and INEOS.

Organic intermediates

        Other organic intermediate chemicals include ethylene oxide, alkyl phenols, alkanolamines, etc.

Ethylene

        Our ethane-based cracker in Lake Charles, Louisiana, the US, produces ethylene for the US market. A portion of the ethylene production is consumed internally to manufacture Ziegler alcohols, ethylene oxide and co-monomers.

        In 2011, Sasol commenced with a pre-feasibility study to assess the technical and commercial viability of a world-scale ethane cracker and associated ethylene derivatives in Louisiana. This project has subsequently moved into FEED with a final investment decision expected during the 2014 calendar year.

Inorganics

        These products involve mainly specialty aluminas and related products. The inorganics specialities are further processed by means of a variety of technical processes to adapt the product characteristics to highly specialised products. The inorganics division also manufactures shaped catalyst carriers, as well as ultra-high purity alumina for sapphire applications as required for LED lighting.

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

Raw materials

        The main feedstocks used in this business are kerosene, benzene, ethane, ethylene, oleochemical and aluminium (all purchased externally with the exception of some portion of our ethylene which is produced at our Lake Charles facility and the Fischer-Tropsch based feedstock used for our South African alcohol and co-monomer production). The prices of most of these materials are related to crude oil and energy pricing and the prices follow the movement of crude oil and energy pricing reasonably closely and, to a lesser extent, lauric oils. In view of the expected increase in oleochemical-based alcohol production, the differential between crude oil and lauric oils is expected to become increasingly important in determining competitiveness.

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

        We are in the on-going process of obtaining the relevant data required in order to comply with the EU REACH regulation (REACH), which became effective on 1 June 2007. We have already complied with the first two major deadlines by registering our highest volume products (tiers one and two). We are now working on the next tier of products (volumes below 100 tons per year) with the deadline of 31 May 2018. The estimated total costs of compliance over the 10 year registration period amounts to approximately €22 million. To date, €11 million has been incurred to comply with REACH.

Property, plants and equipment

        The following table summarises the production capacity for each of the main products marketed by Sasol O&S.

  Production capacity at 30 June 2014

Product	Facilities location	Total(1)
		(ktpa)
Surfactants	United States, Europe, Far East	1 000
C6+ alcohol	United States, Europe, South Africa, Far East	630
Ethylene	United States	455
Inorganics	United States, Europe	70
Paraffins and olefins	United States, Europe	750
LAB	United States, Europe	435
C5-C8 alpha olefins	United States, South Africa	456

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Other chemical businesses

        Other chemical businesses include Sasol Wax, Sasol Nitro, Sasol Phenolics (previously Merisol), Sasol Infrachem and various smaller chemical businesses.

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

        Sasol Phenolics manufactures the pure products, phenol, ortho-cresol, meta-cresol and para-cresol, and a diverse range of blended products, consisting of mixtures of phenol, cresols, xylenols and other phenol derivatives.

        Sasol Infrachem is the supplier of utilities and services to various Sasol business units (Sasol Polymers, Sasol Solvents, Sasol Wax, Sasol Phenolics and Sasol Nitro) as well as external businesses in Sasolburg. Sasol Infrachem operates and maintains the auto thermal reformer (ATR), which reforms natural gas into synthesis gas. Sasol Infrachem is the custodian of the Sasolburg gas loop and the primary responsibility of this function is to ensure that the reformed gas demand/supply is balanced and that reformed gas is supplied to the users of gas on its site.

        Sasol Infrachem also produces ammonia. About half of Sasol's total ammonia production is used by Sasol Nitro to produce ammonium nitrate-based fertilisers and explosives. The balance of ammonia is sold mainly to other South African explosives and fertiliser manufacturers with relatively small quantities sold for use in other industrial applications, which include chemical manufacture and mineral beneficiation. Sasol is the only ammonia producer in South Africa, with a total nameplate production capacity of 660 ktpa.

Property, plants and equipment

        The following table summarises the production capacity of our other chemical businesses at 30 June 2014:

Product	Europe	South Africa	United States	Total(1)
	(ktpa)
Sasol Wax
Paraffin wax and wax emulsions	430	—	—	430
FT-based wax and related products	—	220	—	220
Paraffin wax	—	30	100	130
Sasol Nitro
Granular and liquid fertilisers	—	700	—	700
Ammonium sulphate	—	100	—	100
Explosives	—	300	—	300
Sasol Phenolics
Phenol	—	35	10	45
Ortho-cresol	—	9	6	15
Meta- and para-cresol	—	—	16	16
Meta-, para-cresol mixtures	—	—	30	30
Cresylic acids and xylenols	—	25	20	45
High-boiling tar acids	—	3	1	4
Butylated products	—	—	13	13

Sasol Infrachem

Product	Facilities location	Total(1)
Steam	South Africa	1 750 tons per hour (tph)
Electricity	South Africa	137 megawatts (MW)
Water	South Africa	123 mega litres per day (Ml/day)
Reformed gas (ATR)	South Africa	50 million gigajoules per annum (GJ/a)
Ammonia	South Africa	660 ktpa

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

Acquiring technology—research and development

        The central research and development division in Sasolburg focuses on process research and competency development, while the decentralised divisions focus on product applications. The Sasolburg research facility was expanded and modernised in 2012 with the aim to:

  •
  enhance infrastructure through the installation of new pilot plants to improve operational efficiency and flexibility;

  •
  enable enhanced reactor and catalyst development programs in support of our advanced Fischer-Tropsch technology development objectives; and

  •
  improve information and data management.

        The enhanced facilities allow the opportunity to commercialise new and improved petrochemical processes more effectively. The central research function has a full suite of state-of-the-art pilot plants to support the development of both current and future technologies. As new technologies are developed, these facilities are growing, with new pilot plant and laboratory facilities being added on an on-going basis. Two significant pilot plants to support chemical and GTL process development and demonstration were installed in 2013 and 2014. As a result of our investment in facility upgrades in recent years, we are now seeing the benefits in the improved quality and efficiency of our research efforts.

        The Sasolburg research activities, supplemented by a presence at the University of St Andrews in Scotland and in Enschede in The Netherlands, are also conducted through external alliances and research collaborations with over 100 research institutions, consortia and universities worldwide. In addition, we acquired a further GTL pilot plant facility in Tulsa, Oklahoma, to support the optimisation and commercialisation of new technology.

        Sasol Technology research and development projects over the past decade include the development of the slurry phase and advanced synthol reactors, the development of the proprietary cobalt catalyst, the low temperature Fischer-Tropsch process, ethylene tetramerisation and the extraction of value added chemicals from the GTL process. A significant part of the research focuses on supporting the GTL technologies and associated products. The production of chemicals from the primary Fischer-Tropsch products is of particular interest.

        Research is also focused on the reduction of the Sasol operations' environmental footprint which includes greenhouse gas reduction, water treatment and purification. In this regard, special attention is given to water utilisation, given the location of some of the current and future plants in semi-arid areas. For example, one of the new water treatment processes developed by Sasol is currently being commercialised at Sasol's Synfuels site. Additionally, we inaugurated a new pilot plant last year to demonstrate a novel water treatment process for future GTL facilities. Reduction in greenhouse gases focuses on improving plant efficiencies, carbon dioxide capturing and understanding potential utilisation alternatives. Sasol Technology has also increased its focus on exploring technology options adjacent to, but beyond, our current technology portfolio, with a view to diversifying the options available to Sasol.

Commercialising technology—front end engineering and technology management

        All front end engineering and technology integration and management are performed by specialist Sasol Technology teams and supported by specialised external partners where appropriate. The team takes the idea from our research and development departments and engineers it into a commercial proposition for exploitation by the group. The conceptual studies, basic design and engineering management of projects are undertaken on an integrated basis with the business unit, leveraging external technology suppliers and contractors.

Installing technology—project execution and engineering

        Sasol Technology is responsible for the execution of capital projects and project engineering in the group. The involvement is not only focused in South Africa but also elsewhere in the world where Sasol is undertaking studies and the execution of projects. Delivery of some smaller projects and shutdowns are also undertaken. These initiatives are highly leveraged with external engineering and construction contractors providing support to deliver projects.

Optimising technology—operations support

        Technical support groups work on an integrated basis with the operations personnel of the business units to improve the profitability and optimise plant performance throughout the group.

Principal Markets

        Sasol Technology partners with all business units in the Sasol group. However, in line with the group's strategic priorities Sasol Technology mainly is focused on:

South African energy landscape

  •
  ensuring sustainable South African synthetic fuels capacity, specifically in the Secunda Complex, that meets all environmental and modern fuel requirements.

International energy landscape

  •
  implementing prospective GTL facilities globally; and

  •
  catalyst manufacture facilities to supply GTL plants with proprietary FT cobalt catalyst.

Chemicals landscape

  •
  co-monomers, solvents, polymers and waxes;

  •
  extracting value added products including chemicals from GTL and CTL products; and

  •
  exploring chemical opportunities that do not rely on the Fischer-Tropsch value chain.

New energy landscape

  •
  understanding the energy landscape and evaluating various alternatives with a view to introducing low-carbon electricity into our energy mix.

Sasol group landscape

  •
  long-term strategic research in gas monetisation via GTL, chemical processes.

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

Legal proceedings and other contingencies

        Sasol Nitro—As previously reported, Sasol Nitro, formerly a division of Sasol Chemical Industries (Proprietary) Limited (SCI), concluded a settlement agreement with the Competition Commission of South Africa (the Commission) in May 2009. This settlement agreement was in full and final settlement of contraventions relating to price fixing, market division and collusive tendering.

        In May 2012, 58 individual farmers, through facilitation of the Transvaal Agricultural Union, filed civil claims totalling approximately R52 million against SCI. The applicants alleged that they had been overcharged by SCI for products purchased, and that this overcharge arose from conduct which was admitted to by SCI in the settlement agreement concluded with the Commission in May 2009.

        The pleadings have closed. The trial will commence on 11 August 2015. RBB Economics (RBB) has submitted a draft economic expert report regarding the alleged damages suffered by the applicants. In July 2014, RBB and Sasol Nitro's counsel held a meeting to discuss the draft RBB report. Sasol Nitro requested RBB to reconsider some aspects of the draft report and to resubmit an updated version in August 2014. It is currently not possible to make an estimate of any contingent liability.

        Sasol Chemical Industries—complaint referral by Omnia    On 31 August 2011, Omnia Group (Pty) Ltd (Omnia) submitted a complaint against SCI to the Commission. The complaint related to, inter alia, allegations of excessive pricing for ammonia and price discrimination in respect of ammonia.

        On 7 March 2012, the Commission issued a notice of non-referral in respect of the complaint on the grounds that the conduct complained of was substantially the same as the conduct in respect of which the Commission had concluded a settlement agreement with Sasol in July 2010.

        On 5 April 2012, Omnia referred the complaint themselves to the South African Competition Tribunal (the Tribunal). Omnia alleges that:

  a)
  SCI charged Omnia an excessive price for ammonia during the period from May 2006 to December 2008;

  b)
  SCI has prevented Omnia from expanding within the markets for the supply of certain fertilisers during this period; and

  c)
  SCI has engaged in prohibited price discrimination in respect of ammonia.

        SCI does not agree with the allegations made and is defending the matter. The allegations made are substantially similar to allegations in a civil claim for damages made by Omnia in 2009, which SCI is also defending in arbitration proceedings.

        Sasol continues to prepare its defence in this matter. The parties have agreed that Omnia will argue its case before the Tribunal from 1 - 12 December 2014 and SCI will thereafter present its case to the Tribunal from 16 February 2015 to 6 March 2015. It is currently not possible to make an estimate of a contingent liability for the claim and, accordingly, no provision was recognised at 30 June 2014.

        Sasol Wax    As previously reported, on 1 October 2008, the European Commission found that members of the European wax industry, including Sasol Wax GmbH, had formed a cartel and violated antitrust laws. A fine of EUR 318,2 million was imposed by the European Commission on Sasol Wax GmbH and was subsequently paid. On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union's General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. On 11 July 2014, the European General Court reduced the fine by EUR 168,22 million to EUR 149,98 million. The European Commission did not appeal the decision. Sasol has accounted for this as a post balance sheet adjusting event. The effect of the reduced fine has been accounted for in Sasol's 2014 income statement. The refund was received in August 2014.

        As a result of the fine imposed on Sasol Wax GmbH, on 23 September 2011, Sasol Wax GmbH and Sasol Wax International AG were served with a law suit in The Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers.

        On 9 December 2013, Sasol Wax GmbH and the other defendants concluded a joint defence agreement and submitted a joint non-binding offer to pay a lump sum of EUR5 million (including interest and costs of the plaintiff) to settle all claims. Sasol Wax's share in this offer was approximately EUR3,2 million. The plaintiff rejected the offer and indicated that it would continue pursuing its claims against Sasol and the other three main defendants in court. As a consequence, Sasol prepared a statement of defence which was submitted to the court on 5 February 2014. The hearing will take place on 3 November 2014 in The Hague.

        The plaintiff has not yet specified the amount of the claim. Further detailed information will be exchanged during the court proceeding. Accordingly, a reliable estimate of the amount of the claim could not be made at this point in time.

        Sasol Polymers—The Commission alleges that SCI charged excessive prices for propylene and polypropylene in the South African market from 2004 to 2007. Sasol disputes the Commission's allegations. In 2010, the matter was referred by the Commission to the Tribunal. The matter was heard before the Tribunal during 2013.

        On 5 June 2014, the Tribunal released its decision in respect of Sasol Polymers' pricing of propylene and polypropylene. In its decision, the Tribunal made a finding against SCI in relation to its pricing of both propylene and polypropylene, for the period in question. In respect of purified propylene, the Tribunal has imposed an administrative penalty of R205,2 million. In respect of polypropylene, the Tribunal has imposed a penalty of R328,8 million. In addition, the Tribunal also ordered revised future pricing of propylene and polypropylene.

        On 27 June 2014, SCI filed an appeal against the decision of the Tribunal with the South African Competition Appeal Court. SCI recognised a provision for the fine of R534 million. The outcome of the appeal process cannot be predicted.

        On 11 July 2014, the Commission delivered a Notice of Cross- Appeal in requesting the Competition Appeal Court to increase the administrative penalties imposed on SCI to R1 094 million for propylene, and R1 754 million for polypropylene.

        Abuse of dominance investigation—Sasol Chemical Industries (Sasol Polymers), Sasol Synfuels, Sasol Oil and Sasol Limited

        In November 2011, Safripol (Pty) Ltd (Safripol) initiated a complaint with the Commission against SCI. In the complaint, Safripol alleged that SCI had contravened various sections of the Competition Act with regard to pricing and supply of propylene and ethylene. Safripol subsequently, withdrew the complaint.

        The Commission however elected to continue with its investigation into the matter. Sasol was informed of the investigation in a letter from the Commission dated 30 July 2011. The Commission alleges that Sasol engaged in the following conduct:

  •
  Excessive pricing of propylene and ethylene required by Safripol;

  •
  Constructive refusal to supply scarce goods (namely propylene and ethylene);

  •
  Margin squeezing in respect of the supply of propylene and polypropylene; and

  •
  Price discrimination in relation to the sale of propylene and ethylene.

        The Commission stated in the above mentioned letter that as the alleged conduct relates to pricing of inputs, and may be linked with the pricing and supply of feedstock propylene and ethylene, their investigation extends to Sasol Limited, Sasol Oil, Sasol Synfuels and SCI. The period under investigation is from 2008 to 30 July 2012.

        Although there had been no engagement with the Commission on this matter, since Sasol's last submission in November 2012, Sasol received a further information request from the Commission on 7 August 2014. Sasol is in the process of gathering the information.

        The outcome of this matter cannot be estimated at this point in time and accordingly, no provision was recognised at 30 June 2014.

        Sasol Oil—Commercial diesel    On 24 October 2012, the Commission referred allegations of price-fixing and market division against Chevron SA, Engen, Shell SA, Total SA, Sasol Limited, BP SA and the South African Petroleum Industry Association ("SAPIA") to the Tribunal for adjudication.

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

        Sasol has reviewed the Commission's referral documents and does not agree with the Commission's allegations. Accordingly, Sasol is assessing the legal options available to it.

        Other    From time to time Sasol companies are involved in other litigation and similar proceedings in the normal course of business. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

Competition matters

        Sasol continuously evaluates its compliance programmes and controls in general, and its competition law compliance programme and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has also adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

        The Commission is conducting investigations into the South African liquid petroleum, piped gas, fertilisers and polymer industries. Sasol continues to interact and co-operate with the Commission in respect of the subject matter of current leniency applications brought by Sasol, conditional leniency agreements concluded with the Commission, as well as in the areas that are subject to the Commission's investigations.

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

        Sasol's environmental obligation accrued at 30 June 2014 was R11 013 million compared to R9 831 million at 30 June 2013. Included in this balance is an amount accrued of approximately R4 852 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

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

        As with the oil and gas and chemical industries generally, compliance with existing and anticipated environmental, health, occupational and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require, the group to make significant expenditures of both a capital and expense nature.

Regulation

        The South African government has, over the past 20 years, introduced a legislative and policy regime with the imperative of redressing historical, social, and economic inequalities, as stated in the Constitution of the Republic of South Africa, by way of the empowerment of historically disadvantaged South Africans (HDSAs) in the areas of ownership, management and control, employment equity, skills development, procurement, enterprise development and socio-economic development.

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

Empowerment of historically disadvantaged South Africans

Broad-based Black Economic Empowerment Act, 53 of 2003

        Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing Broad-based Black Economic Empowerment (BBBEE). The key elements of this framework are the BBBEE Act, the Codes of Good Practice (the new Codes were gazetted on 11 October 2013, with a transition period until 30 April 2015) for BBBEE issued by the Minister of Trade and Industry in terms of the Act (the Codes), as well as the Charters (i.e. the Mining Charter and Liquid Fuels Charter in South Africa addressing employment equity) adopted by the various sectors within which Sasol operates businesses and related scorecards. The measures discussed below reflect Sasol's commitment to giving meaningful effect to the letter and spirit of the BBBEE legislative and regulatory framework.

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

        The scorecard reporting template released by the Department of Mineral Resources also added further elements, not contained in the revised Mining Charter. The current Mining Charter will end during the 2014 calendar year and will be reviewed during this year. It is uncertain whether the revised Mining Charter will be aligned with the revised Department of Trade and Industry Codes of Good Practice (DTI Codes) which came into effect during October 2013.

        The President of South Africa gazetted the new Codes of Good Practice for broad-based black economic empowerment (B-BBEE) on 11 October 2013, with a transition period until 30 April 2015. These codes provide a standard framework for the measurement of B-BBEE across all sectors of the economy, other than sectors that have their own sectoral transformation charters (e.g. the mining industry). Furthermore, the B-BBEE Amendment Act was enacted on 27 January 2014. The B-BBEE Amendment Act makes compliance with the Codes of Good Practice compulsory for all industries. The B-BBEE Amendment Act provides that where any black economic empowerment legislation existed prior to the implantation of the B-BBEE Amendment Act, the B-BBEE Amendment Act will prevail. This is commonly referred to as the trumping provision. It is uncertain to what extent the revision of the Mining Charter, the revised DTI Codes and the trumping provisions will have an impact on our mining operations.

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

        We are a participant in transformation charters in the liquid fuels and mining industries in South Africa, pursuant to which we have undertaken to enable HDSA's to hold at least 25% equity ownership in our liquid fuels business and 26% equity ownership in our mining business by 2014. We have met these targets, with Sasol Mining's BEE ownership currently above 40%.

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

        In order to meet the equity ownership objective of the Charter, Sasol Limited concluded a black economic empowerment (BEE) transaction with an HDSA owned company, Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano), in terms of which Sasol Limited disposed of 25% of its shareholding in Sasol Oil to Tshwarisano. Refer to "Item 5A—Operating results—Broad-based Black Economic Empowerment transactions".

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
  Arts, culture and sport development; and

  •
  Environment.

The Restitution of Land Rights Act, 22 of 1994

        Our privately held land could be subject to land restitution claims under the Restitution of Land Rights Act, 22 of 1994. Under this act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including, but not limited to:

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

        All claims had to have been lodged with the Land Claims Commission by 31 December 1998. The Restitution of Land Rights Amendment Bill of 2013 that was passed by the National Assembly and the National Council of Provinces on 25 February 2014 and 27 March 2014, respectively, reopens the period for filing of land claims by extending the period until 31 December 2018.

        Sasol has been notified of a potential land claim over a property that belongs to Sasol Synfuels, namely the farm Goedehoop 301 IS. Although we have not received any written confirmation in respect of the remedy that will be granted to the claimants in this matter, the Land Claims Commission did indicate verbally that they acknowledge that the land is not suitable for restoration of ownership and all indications are that compensation may be paid to the claimants by the government. In 2012, Sasol received a notification of a further land claim instituted over parts of the farm Grootvlein 293 IS. Sasol Mining is the owner of Portions 13 and 29 of the farm Grootvlein 293 IS. At this stage it is unclear which portions of the farm fall within the land claim and whether the claim has any merit. In February 2013, Sasol received a notification of a further land claim instituted over Portion 8 of the farm Rietvley 320 IS that belongs to Sasol Synfuels. A new ash dam will be partly constructed on this property. This property is already traversed by a Sasol Mining conveyor belt and another conveyor belt is due to cross the property in future. Sasol has engaged with the Land Claims Commission and the claimants on this issue to resolve the matter. Another piece of land was identified to be sold to the Land Claims Commission in place of Portion 8 of Rietvley 320 IS, subject to the withdrawal of the claim.

Regulation of mining activities in South Africa

The Mineral and Petroleum Resources Development Act (MPRDA)

        A fundamental shift in the regulation of mineral resources was brought about by the MPRDA, which came into effect on 1 May 2004. As a result of this legislation, South Africa transitioned from private ownership of minerals to a system where the state will act as the custodian of all mineral resources, and is entrusted with the responsibility of regulating the mining industry to the benefit of the nation. The MPRDA recognises that the mineral resources of the country are the common heritage of all South Africans and therefore belong to all citizens of South Africa. The MPRDA introduced a comprehensive statutory framework whereby the state, as guardian of mineral resources, may grant prospecting and mining rights to applicants who comply with the required minimum criteria. The MPRDA also introduced extensive new requirements for prospecting- and mining work programmes and the prescribed social and labour plans which accompany applications for mining rights.The MPRDA adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act (NEMA). The MPRDA addresses the allocation of responsibilities for environmental damage, pollution and degradation and imposes rehabilitation obligations. It significantly extends the scope of liability of directors who may be jointly and severally liable for any unacceptable negative impact on the environment, advertently or inadvertently caused by the company. It also allows the state to take remedial action and claim costs from the holder of the applicable right. It requires the approval of an environmental management programme/plan for all prospecting and mining operations and prohibits the carrying out of mining activities prior to the approval of the programme/plan. When rehabilitation is required, it is not limited to the land surface.

        The South African government has also enacted the MPRDA Amendment Act, 49 of 2008, and the NEMA Amendment Act, 62 of 2008, in an effort to streamline environmental approvals. The MPRDA Amendment Act of 2008 came into effect on 7 June 2013, but the government intends to make further changes through the proposed MPRD Amendment Bill, 2013 which has already been approved by the National Assembly and the National Council of Provinces, and is awaiting the President's signature.

        Whilst the implementation of the 2008 MPRDA Amendment Act had some impact on our business, the 2013 MPRD Amendment Bill initially contained several clauses which caused significant concerns for Sasol Mining, as well as the mining industry as a whole. These concerns related mainly to broad delegations of authorities to ministries and restrictions on the export of minerals and compulsory sale of an undetermined percentage of coal production to local beneficiaries. A further concern was that mining companies will remain liable for rehabilitation post mine closure even if a closure certificate is granted by the Department of Mineral Resources.

        Various industry members, including the Chamber of Mines and Sasol, presented submissions to the National Assembly's portfolio committee on minerals during the public hearings on the proposed MPRD Amendment Bill. The Department of Mineral Resources eventually reached a compromise with the industry and changed the wording of almost all of the contentious provisions. Although far from ideal, these amendments were acceptable to most industry members. The provision which entitles the government to a free carried interest in all new petroleum ventures still remains a concern. A number of critical issues will be dealt with in the new regulations to be published under the MPRD Amendment Bill. These regulations are not yet available and their impact on Sasol remains unclear.

Mining rights

        All Sasol Mining's old order prospecting and mining rights have been converted to new order rights. Sasol Mining's mining rights in respect of its Mpumalanga operations (Secunda Complex) as well as its Sigma: Mooikraal operations in the Free State have been extended to 2040, and can be renewed for further periods of 30 years at a time.

        We are a participant in transformation charters in the liquid fuels and mining industry in South Africa, pursuant to which we have undertaken to enable historically disadvantaged South Africans to hold at least 25% equity ownership in our liquid fuels business and 26% equity ownership, by 2014, in our mining business. We have met these targets, with Sasol Mining's BEE ownership currently above

40%. Sasol Mining achieved an overall score of 88% for its Secunda operations and 91% for Sigma: Mooikraal operations with regard to its Mining Charter compliance for the 2013 calendar year. The scores have been verified by an independent verification agency.

        Furthermore, royalties from mining activities are payable to the state, as from 1 March 2010, under provisions contained in the Mineral and Petroleum Resources Royalty Act, 28 of 2008, and the Mineral and Petroleum Royalty Administration Act, 29 of 2008. The most significant feature of the acts is that the royalty is determinable in accordance with a formula-based system. The impact on Sasol Mining for the year ended 30 June 2014 is a cost of R51,9 million (2013—R44,3 million). The royalty is deductible for normal income tax purposes.

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

  •
  trading in gas.

        NERSA has the authority to determine maximum prices for distributors, reticulators and all classes of consumers where there is inadequate competition as contemplated in the South African Competition Act. The Gas Act gives NERSA the authority to impose fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Gas Act.

The National Energy Regulator Act

        The National Energy Regulator Act came into operation on 15 September 2005. The National Energy Regulator Act provides for the establishment of a regulator to regulate the piped gas, petroleum pipeline and electricity industries and for the functions and composition of the energy regulator. On 1 November 2005, NERSA, pursuant to the National Energy Regulator Act, came into existence.

        A draft National Energy Regulator Amendment Bill has been published for comment and Sasol has subsequently commented on the proposed changes.

        All construction activities relating to the distribution and transmission pipeline networks of Sasol Gas are also undertaken subject to the relevant construction licences as prescribed by the Gas Act. All gas trading, distribution and transmission activities of Sasol Gas are undertaken subject to the applicable licences issued by NERSA.

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

  •
  the administration of the agreement.

        At the conclusion of the 10 year period provided for in the Regulatory Agreement, on 25 March 2014, the transmission tariffs for piped gas and gas prices charged by Sasol Gas became subject to regulation by NERSA in terms of the regulatory powers of NERSA established by the Gas Act. In this regard, NERSA has promulgated the tariff methodology that will apply to gas transmission and storage operations and NERSA has published the methodology that will apply to the approval of maximum prices in terms of the Gas Act.

        As part of the Gas Act, the Regulatory Agreement forms part of the legislation and, as such, the same legislative processes generally applicable to changes in legislation would apply to it.

        The 10 year regulatory dispensation negotiated with the South African government with respect to the supply of Mozambican natural gas to the South African market expired in March 2014.

        In accordance with the regulatory framework relating to gas prices and tariffs, NERSA has on 26 March 2013 approved transmission tariffs and maximum gas prices which will apply to our gas business in South Africa after the expiry of the aforesaid regulatory dispensation. Pursuant to the approved tariffs and maximum prices, Sasol Gas implemented a standardised pricing mechanism in its supply agreements with customers in compliance with the applicable regulatory and legal framework. Seven of Sasol Gas' largest customers initiated a judicial review of the NERSA decisions relating to its maximum price and tariff methodologies and NERSA's decision on Sasol Gas's maximum price application. This review application has not concluded. It is uncertain how the outcome of this review application will affect the tariffs and gas prices that Sasol Gas charges. We cannot assure you that the provisions of the Gas Act, the implementation of a new gas price and tariff methodology pursuant to the NERSA approvals and the outcome of the review application will not have a material adverse impact on our business, operating results, cash flows and financial condition.

The Gas Regulator Levies Act

        The Gas Regulator Levies Act came into effect on 1 November 2005. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies will be used to meet the general administrative and other costs of the gas regulation activities of NERSA and the functions performed by NERSA in this regard. During the NERSA financial year which ended on 31 March 2014, Sasol Gas paid a total amount of R52 million (2013—R56,1 million) in levies under this Act. For the NERSA financial year ending on 31 March 2015, the levies proposed have been R0,3793/GJ. The levies have yet to receive the required ministerial approval. It is anticipated that approximately R62 million will be paid in levies during this period.

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

        The Amendment Act entitles the Minister of Energy to regulate the prices, specifications and stock holding of petroleum products and the status in this regard is as follows:

  •
  A regulatory price review was conducted by the Department of Energy which resulted in new price calculation methodologies. The new pricing structures came into effect during December 2013;

  •
  Changes to align South African liquid fuels specifications with those prevailing in Europe are currently under discussion. It is uncertain as to when these new specifications, which pertain to all liquid fuels consumed in South Africa, will be effective. Compliance with these new specifications will require substantial, however as yet not finalised, capital investments at both National Petroleum Refiners of South Africa (Pty) Ltd (Natref) and Sasol Synfuels. Discussions regarding cost recoveries and/or incentives for these prospective capital investments are on-going with the South African government; and

  •
  Regulations to oblige licenced manufacturers and/or wholesalers to keep minimum levels of market-ready petrol, diesel, illuminating paraffin, jet fuel and liquid petroleum gas (LPG) are currently under consideration by the Department of Energy. No indications on volumes, cost recovery and compensation mechanisms available as yet.

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

Environmental regulation

        The Constitution of the Republic of South Africa provides the framework for the environmental legislation in South Africa. Section 24 of the constitution enshrines the right of all citizens to an environment that is not harmful to their health and well-being and provides individuals with a right to the protection of the environment. It further provides that these rights can be enforced through reasonable legislative and other measures to prevent pollution and degradation, to promote conservation and to secure ecologically sustainable development. Below is an analysis of some of these laws, which are material to our operations.

        National Environmental Management Act.    The Act regulates environmental authorisation requirements to manage the environmental impact associated with certain identified activities, as well as, compliance enforcement. These governance and enforcement measures also extend to special environmental management acts, such as the Waste Act, the Water Act and the Air Quality Act. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers' rights and provides for control over emergency incidents. Non-compliances with provisions on, amongst other things, the duty of care and reporting of significant incidents, are regarded as offences under the Act.

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

Water protection

        The National Water Act (the Act) provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incident management. The Department of Water Affairs is implementing a pricing strategy (in future to include a Waste Discharge Charge System) aimed at allocating the appropriate price for the use of water, which may have a significant impact on operational costs. Sasol is supporting the Department of Water Affairs in developing an implementation plan for the National Water Resource Strategy 2.

        A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations.

Air quality protection

        The National Environmental Management: Air Quality Act.    In terms of this act, the Department of Environmental Affairs (the Department) imposes stricter standards on air quality management in South Africa, through the adoption of ambient and minimum point source emission standards. The minimum point source emission standards impose different standards for new and existing facilities. New facilities must comply with the standards immediately. Existing facilities have five years from 1 April 2010 within which to comply with standards imposed thereon and must comply with the standards imposed for new facilities within 10 years. Compliance with the minimum point source emission standards will result in significant capital and operational costs.

        In respect of the licencing conditions, that will require Sasol to comply with the prescribed point source emission standards contained in the applicable regulations issued under the Act, Sasol is in the process of applying for a postponement of the mandated compliance date of 1 April 2015. Sasol has already engaged the public and the authorities on its intended applications. Draft applications have already been submitted for public comment, and a further commenting period is underway in respect of some of its applications.

        Sasol participated individually and through industry associations, in air quality law reform initiatives in 2013. The most significant of these included amendments to the minimum emission standards in November 2013. Sasol continues to constructively engage with all stakeholders, including the regulatory authorities, to achieve reasonable and sustainable ambient air quality improvements. Sasol recently submitted extensive comments on the draft offset policy published by the Department of Environmental Affairs. Currently, the outcomes of these applications are uncertain and we cannot confirm that the postponement applications will be successful.

        The Department has declared the Vaal Triangle (where the Sasolburg plant is situated) and the Highveld area (where our Secunda operations are situated) as Priority Areas. The Vaal Triangle and Highveld Priority Area Air Quality Improvement Plans are being implemented. Compliance with the provisions of these plans will have significant cost implications.

        Climate change management:    Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the United Nations Framework Convention on Climate Change and, accordingly, is largely exempt from the emissions reductions required. However, the South African government has committed to an emission reduction pledge under the voluntary Copenhagen accord which has been incorporated into the National Climate Change Response White Paper published in November 2011. In May 2013, a second carbon tax discussion document was published for comments and early in 2014 it was indicated that the carbon tax would be integrated with the carbon budget as contemplated in the National Climate Change Response White Paper. This represents a step forward in developing an integrated mitigation approach for South Africa. South Africa has agreed to implement mitigation actions that will collectively result in a 34% and 42% deviation below its "Business As Usual" emissions trajectory by 2020 and 2025, respectively.

Waste

        The National Environmental Management: Waste Act.    The act introduces legislative requirements on all aspects of waste management in a comprehensive manner. The act also regulates on contaminated land management. The act imposes various duties on holders of waste including prohibitions on waste disposal. These duties are potentially far reaching as waste is broadly defined. The act also requires licences to be obtained for the commencement, undertaking or conducting of waste management activities. The act further regulates waste information systems and provides for specific regulation of priority wastes. New landfill prohibition standards were introduced in 2013, which will be phased in over the next 15 years. Sasol is actively participating in an industry waste forum established to enable the Department of Environmental Affairs and Business to address implementation challenges with the new legislation. We believe that compliance with specific provisions of the Waste Act may have significant cost implications.

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

Health and safety

        Occupational Health and Safety Act.    This act covers a number of areas of employment activity and use of machinery in South Africa, excluding mining activities. This act and specific regulations thereunder impose various obligations on employers and others to reasonably and practicably maintain a safe and healthy workplace and minimise the exposure of employees and the public to workplace hazards, and establish penalties and a system of administrative fines and other measures for non-compliance.

        Mine Health and Safety Act.    The purpose of this act is to protect the health and safety of persons at mines by requiring that employers and others ensure that their operating and non-operating mines provide a safe and healthy working environment, determining penalties and a system of administrative fines and other enforcement measures for non-compliance. It specifically gives the Minister of Mineral Resources the right to restrict or stop work and requires an employer to take steps to minimise health and safety risks at any mine.

        Compensation for Occupational Injuries and Diseases Act.    The purpose of this act is to provide for compensation for disablement caused by occupational injuries or diseases sustained or contracted by employees in the course of their employment, or for death resulting from such injuries or diseases. This act is administered by the Minister of Labour who manages a compensation fund to which employers contribute, directly or indirectly.

        Occupational Diseases in Mines and Works Act.    This act relates to the payment of compensation in respect of certain diseases contracted by persons employed at mines. Any mine (including the Sasol Mining operations) at which risk work takes place is deemed to be a controlled mine in respect of the employees for whom the employer is required to make payments to the fund for occupational diseases, in order to meet relevant claims. For further information, refer to "Item 6.C—Board Practices—The risk and safety, health and environment committee".

Germany

        In Germany, we operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and waste. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

General environmental care

        In terms of the act regulating the Assessment of Environmental Impacts, the environment impact assessment (EIA), is an instrument of preventative environmental care that is legally binding. Issues relating to general environmental care are addressed by the environmental provisions of the Regional Planning Act and other specific and planning law. Installations that pose a particular risk to the environment must have provisions for sufficient cover, an obligation which may be met by arranging liability insurance.

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

General environmental care

        The Environmental Decree (Legislative Decree 152/2006) regulates the most important environmental matters, including authorisations, emissions, water management, wastes and remediation and environmental damages. Several decrees were issued detailing different aspects of the law.

        The Industrial Emissions Directive (2010/75/EU) provides that companies must obtain an integrated authorisation for all environmental impacts.

Specific environmental protection legislation

        Emission control.    Environmental protection and the technical requirements for the licensing of all installations from which emissions emanate is regulated by Legislative Decree 152/06, section 5.

        Avoidance, recovery and disposal of waste.    Legislative Decree 152/06, Part 4, incorporates the 'polluters pay' principle and further provides for cradle to grave liability for waste. Legislative Decree 4/2008 introduced some requirements about Waste Water Treatment and Risks analysis compliance for underground water contamination.

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

Environmental compliance

        Sasol's US operations and growth projects are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business, including capital costs to construct, maintain, and upgrade equipment and facilities. These laws and regulations have required, and are expected to continue to require our operations and projects to make significant expenditures of both a capital and expense nature.

Canada

        In Canada, Sasol is a 50% partner in a partnership with Progress Energy Canada Ltd (previously Talisman Energy Inc.) for the development and operation of the Farrell Creek and Cypress A assets in British Columbia. Progress Energy Canada Ltd. is the managing partner and operates the assets on behalf of the partnership. A feasibility study for a proposed gas-to-liquids facility in Alberta was completed, including purchasing of land for a future gas-to-liquids site, which Sasol now owns and maintains.

        The operation of these assets is subject to various Canadian federal and provincial laws and regulations.

Oil and natural gas production

        The British Columbia Petroleum and Natural Gas Act (PNGA) and Oil and Gas Activities Act (OGAA) are the primary sources of regulatory controls over Sasol's joint interests in oil and gas producing areas in Canada. These statutes include a wide array of tenure, operational and public review requirements. A common theme of the requirements is that producers must hold applicable licences, leases, permits and other approvals. As of 1 January 2014, British Columbia introduced mandatory public disclosure of hydraulic fracturing fluid ingredients.

Water protection

        Substantial volumes of water are needed for oil and gas production in British Columbia. Extractions of water from ground and surface sources are regulated by the OGAA, PNGA and the British Columbia Water Act, the latter of which will be replaced by the Water Sustainability Act in 2015. Water extraction wells are subject to requirements governing well tenure and location, construction and aquifer management. The piping of water to exploration or production sites is governed by special approval requirements (covering fisheries, pipeline construction, tenure and surface rights issues).

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

Environmental assessment

        Further development of the British Columbia oil and gas assets might trigger one or both of provincial and federal environmental assessment (EA) requirements. EAs commonly will require substantive public review and Aboriginal (or First Nations and Metis group consultation) consultation. To date, none of the activities undertaken in relation to the British Columbia operations have triggered an EA.

Aboriginal consultation

        A unique aspect of Canadian law is the recognition of Aboriginal rights. The Crown (the federal or provincial government) is obliged to consult with, and where appropriate, accommodate, Aboriginal groups in making governmental decisions which may infringe on Aboriginal rights. This duty continues to evolve in response to judicial decisions.

Occupational and workplace safety

        The British Columbia Workers Compensation Act and supporting regulations and policies set out detailed rules respecting workplace safety in British Columbia. Special rules (in regulations to this act) apply to the oil and gas sector.

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

        The Framework Environmental Law (20/97) provides a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Petroleum Industry in Mozambique is regulated by both Environmental Impact Assessment Regulations (Decree 45/2004 and its update Decree 42/2008) and the Environmental Regulations for Petroleum Operations (Decree 56/2010).

        An Environmental Impact Assessment (EIA) is a legal requirement under the Framework Environmental Law for any activity which may have direct or indirect impacts on the environment. Article 2 of Decree no. 45/2004 states that EIA's are required for oil, gas and mineral resource-related activities or developments. Regulations on Petroleum Operations (Decree 24/2004) and Environmental Regulations for Petroleum Operations (Decree 56/2010) govern EIA for petroleum and gas projects.

Environmental Regulations for Petroleum Operations (Decree 56/2010)

        These following regulations establish the EIA requirements for petroleum operations and the associated prevention, control, mitigation and rehabilitation procedures to be followed. This is achieved through Environmental Impact Assessments (EIAs), Simplified Environmental Impact Assessments (SEIAs) and/or the adoption of good environmental management norms according to the classification of a new project's activities.

        Regulations on Environmental Quality and Emission Standards (Decree 18/2004), with additions and amendments in supplement (Decree 67/2010). This Regulation aims to establish the standards for environmental quality and for effluents release in order to assure the effective control and maintenance of the admissible standards of concentration of polluting substances on the environmental components.

        Regulations on Solid Waste Management (Decree 13/2006 of 15 June). The Regulations establish rules on the production, emission or disposal in the soil and subsoil, in water or the air, of any toxic or polluting substance, as well as the execution of activities that accelerate deterioration of the environment, in order to avoid or minimize their negative impact on health and the environment.

        Regulations on Water Quality for Human Consumption (Ministerial Diploma 180/2004). The Regulations establish quality parameters and control procedures for water intended for human consumption. The purpose of these regulations is to protect consumers from the harmful effects of contamination in the water supply system.

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

        The State of Qatar has implemented a Clean Development Mechanisms (CDM), an initiative to reduce the emission of greenhouse gases. Gas flaring mitigation and the reduction of carbon emissions were among the two key areas focused on by the State of Qatar as part of its commitment towards CDM.

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

4.C    Organisational Structure

        Sasol Limited (Sasol) is the ultimate parent of the Sasol group of companies. Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, holds primarily our interests in companies incorporated outside South Africa.

        The following table presents a list of Sasol's significant subsidiaries (including direct and indirect subsidiaries), the nature of business, percentage of shares of each subsidiary owned and the country of incorporation or residence at 30 June 2014.

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Mining (Pty) Ltd	Coal mining activities	89,8	(1)	South Africa
Sasol Mining Holdings (Pty) Ltd	Holding company for the group's mining interests	100		South Africa
Sasol Synfuels (Pty) Ltd	Production of liquid fuel components, gases and chemical products and refining of tar acids	100		South Africa
Sasol Technology (Pty) Ltd	Engineering services, research and development and technology transfer	100		South Africa
Sasol Financing (Pty) Ltd	Management of cash resources, investment and procurement of loans (for South African operations)	100		South Africa
Sasol Investment Company (Pty) Ltd	Holding company of the group's foreign investments (and investment in movable and immovable property)	100		South Africa
Sasol Chemical Industries (Pty) Ltd(2)	Production and marketing of mining explosives, gases, petrochemicals, fertilisers and waxes	100		South Africa
Sasol Gas Holdings (Pty) Ltd	Holding company for the group's gas interests	100		South Africa
Sasol Oil (Pty) Ltd	Marketing of fuels and lubricants	75		South Africa
Republic of Mozambique Pipeline Investments Company (Pty) Ltd (ROMPCO)	Owning and operating the natural gas transmission pipeline between Temane in Mozambique and Secunda in South Africa for the transportation of natural gas produced in Mozambique to markets in Mozambique and South Africa	50	(3)	South Africa
Sasol Chemical Holdings International (Pty) Ltd	Investment in the Sasol Chemie group	100		South Africa
Sasol UK Limited(4)	Marketing and distribution of chemical products	100		United Kingdom
Sasol Chemicals Pacific Limited	Marketing and distribution of chemical products	100		Hong Kong
Sasol Financing International Plc	Management of cash resources, investment and procurement of loans (for operations outside South Africa)	100		Isle of Man

Name	Nature of business	Percentage ownership		Country of incorporation
Sasol Gas (Pty) Ltd(5)	Marketing, distribution and transportation of pipeline gas and the maintenance of pipelines used to transport gas	100		South Africa
Sasol Group Services (Pty) Ltd	Supplier of functional core and shared services to the Sasol group of companies	100		South Africa
Sasol Oil International Limited	Buying and selling of crude oil	75	(6)	Isle of Man
Sasol New Energy Holdings (Pty) Ltd	Developing and commercialising renewable and lower-carbon energy as well as carbon capture storage solutions	100		South Africa
Sasol Petroleum International (Pty) Ltd	Exploration, appraisal, development, production, marketing and distribution of natural oil and gas and associated products	100		South Africa
Sasol Canada Holdings Limited	Exploration, development, production, marketing and distribution of natural oil and gas and associated products in Canada	100		Canada
Sasol Synfuels International (Pty) Ltd	Develop and implement international GTL and CTL ventures	100		South Africa
Sasol Wax International Aktiengesellschaft	Holding company for Sasol Wax (outside South Africa) operations	100		Germany
Sasol Germany GmbH	Production, marketing and distribution of (chemical products) olefin and surfactant products	100		Germany
Sasol Italy SpA	Trading and transportation of oil products, petrochemicals and chemical products and derivatives	99,9		Italy
Sasol North America Inc.	Manufacturing of commodity and specialty chemicals	100		United States
Sasol Holdings (Asia Pacific) (Pty) Ltd	Holding company for Sasol Polymers' foreign investments	100		South Africa

(1)
This represents our effective holding through Sasol Mining Holdings (Pty) Ltd.

(2)
Company changed from a public company to a private company on 7 June 2014.

(3)
This represents our effective holding through Sasol Gas Holdings (Pty) Ltd, through contractual arrangements Sasol exercises control over the relevant activities of ROMPCO.

(4)
Name change from Sasol Chemicals Europe Limited to Sasol UK Limited. Moved from being a subsidiary of Attan AG (Switzerland), to being a subsidiary of Sasol European Holdings Limited on 1 July 2014.

(5)
Company changed from a public company to a private company on 10 June 2014.

(6)
This represents our effective holding through our 75% interest in Sasol Oil (Pty) Ltd.

4.D Property, plants and equipment

Plants and facilities

        We operate coal mines and a number of plants and facilities for the storage, manufacturing, processing and transportation of oil, chemicals and gas related raw materials, products and wastes. For a detailed discussion regarding the use, capacity and products of these facilities provided for each business, including joint arrangements, refer to "Item 4.B—Business Overview".

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

        The size of the Natref refinery, also based in Sasolburg, is approximately 2,0 km2.

Our Mozambique facilities

        In Mozambique natural gas and condensate is produced from the Pande-Temane PPA asset operated by Sasol Petroleum Temane (SPT) Limitada, a subsidiary of SPI. Production from the Temane field is routed from wellheads via infield flowlines and pipelines to the central processing facility (CPF) on a site of approximately 400 000 m2 which is located some 700 km north of Maputo, the capital of Mozambique. Production from the Pande field is routed from the wellheads via infield flowlines, infield pipelines, a trunkline and a slug catcher to the CPF.

Our Canada facilities

        In Canada, natural gas and liquids are produced from the unconventional (shale/tight gas) Farrell Creek and Cypress A assets operated by Progress Energy Inc. Production is by means of production wells, flowlines, gathering lines and processing facilities located in British Columbia. Farrell Creek gas is processed through facilities owned by Sasol and Progress Energy, covering a site of approximately 160 000 m2. Cypress A gas is processed and sold through third party production facilities.

Our Gabon facilities

        In Gabon oil is produced from the Etame Marin Permit asset which is operated by VAALCO Gabon (Etame) Inc. The facilities are located some 35 km offshore southern Gabon. Production from the Etame field is by means of subsea wells and through a floating production, storage and off-loading vessel (FPSO) contracted from Tinworth and which is moored offshore at the field location. Production from the Avouma and Ebouri fields is through minimum facilities fixed platforms which are tied back by pipelines to the FPSO. The processed oil is stored in tanks on the FPSO and is exported by shipping tanker according to a nominations and lifting schedule.

Our facilities in Germany

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

        Sasol Phenolics also has operations based at Oil City, Pennsylvania and Houston and Winnie, Texas.

        Sasol Wax's production facility is located in Richmond, California.

Our facilities in Qatar

        ORYX GTL is a gas-to-liquids plant, located at Ras Laffan Industrial City, situated along the northeast coast of Qatar (site size approximately 8 km2).

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

        The units above are sufficient to supply cobalt catalyst to current committed ventures and as future GTL ventures are realised. Sasol plans to expand its cobalt catalyst capacity to ensure supply.

        For more information regarding capital expenditure in respect of these properties and the related facilities and operations, refer to "Item 5.F—Liquidity and capital resources" for a description of our material plans to construct, expand and enhance our facilities.

Mining properties and operations

Mine systems and their production capacity

        Sasol Mining operates six mines, the annual nominated capacities and actual production values are indicated in the following table:

  Nominated capacity and production

Mine	Nominated capacity per year(1) (Mt)	2014 actual production (Mt)	2013 actual production (Mt)
Bosjesspruit (Secunda)	7,9	7,9	8,0
Brandspruit (Secunda)	6,9	7,7	7,3
Middelbult (Secunda)	7,4	7,6	7,4
Syferfontein (Secunda)	9,5	9,7	9,6
Twistdraai Export (Secunda)	6,9	6,9	6,1
Sigma : Mooikraal (Sasolburg)	1,9	1,7	1,7

(1)
The nominated capacity of the mines is the expected maximum production of that mine during normal operational hours.

        All mines employ the underground board and pillar mining method, using continuous miners. At Sasolburg, the Sigma Mine was established in 1950 and the Mooikraal shaft started production during 2006. In the Secunda area, production at the first two mines, Brandspruit and Bosjesspruit, commenced in 1977. Twistdraai and Middelbult followed during the early 1980s, while Syferfontein started production in 1992. The Brandspruit mine reserves are almost depleted and will be replaced by a new greenfields mine, Impumelelo, in a phased approach from 2015. In 1996, the Twistdraai Export mine was commissioned. The mine boundaries are extended based on on-going studies and new planning. All the production equipment is either replaced or overhauled on a regular basis according to a managed maintenance system.

Processing operations

        Export business—Secunda operations.    The export business was initiated in August 1996 as part of a growth strategy. To date, a total of 54,3 Mt and 2,3 Mt of beneficiated coal has been exported and sold locally, respectively. This was beneficiated from 140 Mt of run of mine coal (ROM) at the Twistdraai Export Plant, between 1996 and 2014. Run of mine Coal is sourced from the existing Twistdraai Colliery shafts (138,2 Mt) and the new Thubelisha Shaft (1,8 Mt). The Twistdraai colliery reserves are almost depleted and are replaced by the new greenfields mine, Thubelisha, in a phased approach from 2013. The beneficiation plant produces a primary export product with an ash content of approximately 13,5% (air dried) as well as a secondary product for the Sasol Synfuels market.

        The export beneficiation plant has a design throughput capacity of 10,5 Mt per annum. In 2014, 5,8 Mt was processed. The plant consists of a primary and secondary beneficiation stage. The primary stage consist of three modules, each module divided into two identical feed streams. The coal is fed at a rate of 500 ton per per hour, per module to a total of 18 primary cyclones. The secondary stage consists of two modules, each equipped with a 1 000 mm diameter dense medium cyclone.

        The run of mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai and Thubelisha Collieries respectively. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

        The existing nameplate capacity at the RBCT was increased from 76 Mt to 91 Mt per year, following the commissioning of the Phase V expansion in May 2010. Sasol Mining has a 5% share in the original capacity of this terminal, which corresponds to the existing entitlement of 3,6 Mt per year. For the foreseeable future, it is anticipated that Sasol Mining will only export approximately 3 Mt per year. This is largely due to the phasing in process of the Phase V entrants and availability of export entitlement to new participants at RBCT.

        Sasol Coal Supply—Secunda operations.    Sasol Coal Supply operates the coal handling facility between Sasol Mining and Sasol Synfuels by stacking and blending coal on six live stockpiles. The overland conveyors from the mining operations to the coal handling facility are, in total, 35 km long and also form part of the Sasol Coal Supply operation.

        The operation has a live stockpile capacity of 660 000 tons, which is turned over approximately 1,2 times per week. In addition, there is a strategic stockpile capacity of more than 2,0 Mt. The objectives of this facility are:

  •
  to homogenise the coal quality supplied to Sasol Synfuels;

  •
  to keep mine bunkers empty;

  •
  to keep the Sasol Synfuels bunkers full with a product that conforms to customer requirements;

  •
  to maintain a buffer stockpile to ensure even supply; and

  •
  to prevent fine coal generation.

        The daily coal supply to Sasol Synfuels is approximately 108 000 tons.

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

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 89,97% (2013—90,26%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

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

  Mining parameters and assumptions used during reserve estimation

  •
  Minimum mining height (meters):  the minimum mining height used is 1,8 m.

  •
  Maximum mining height (meters):  the maximum mining height used is 4,8 m for the Twistdraai colliery Thubelisha shaft.

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

  •
  Geological loss factor:  the geological loss factors vary in the respective blocks from 5,0% (Twistdraai) to 27,0% (Block 2S and Block 3 South) and averages at 11,01% in the operational mines. The geological loss factor is a discount factor applied to the gross in situ tonnage to take into account as yet unobserved geological features, which may occur. The geological loss factor is therefore a function of the borehole density and known geological complexity of the area, as well as the judgement of the competent person involved.

  •
  Mine layout losses:  the mine layout loss factors, expressed as a percentage of the in situ coal reserves used varies between 10,0% for Twistdraai colliery Thubelisha shaft and 55,6% for Brandspruit where panels have been laid out but not scheduled. The mine layout loss factor is a discount factor required to account for the expected loss of coal reserves, due to actual mining activities, not reaching the defined boundary of the mineable in situ coal reserve block. The mine layout loss factors applied are therefore a function of the complexity of the depicted actual and anticipated geological structures and the actual historical loss factors experienced.

  •
  Mine method losses:  this is the coal left behind in the roof due to not mining the full seam. The reason for this being safety, leaving a protective layer of coal in the roof of the coal seam. Losses reported are 23,9% (2013—21,0%) for Syferfontein, and 11,2% (2013—7,3%) for Sigma Mooikraal.

  •
  Mining losses:  mining loss factor, expressed as a percentage of the mineable in situ coal reserve, vary between 33,1% for Twistdraai colliery Thubelisha shaft and 63,7% for the Number 2 Seam at Impumelelo. The mining loss factor is the discount factor required to account for the expected loss of coal reserves, due to actual mining activities, which requires support pillars to be left in situ. The mining loss factors applied are therefore a function of the mining method used and planned to be used, as well as the actual historical loss factors experienced.

(1)
The safety factor is calculated by dividing the strength of the pillar by the stress acting on the pillar. The strength of the pillar is determined by the inherent strength of the coal material, the width of the pillar and the height of the pillar. The stress on the pillar is the result of the pillar load, which is determined by the depth of mining, the pillar width and the board width.

  •
  Contamination factor:  the contamination factor expressed as a percentage of the extractable coal reserve, varies between 0,5% (2013—0,5%) for Syferfontein and 3,9% for Impumelelo and the average is 2,8%. The contamination factor refers to the extraneous coal and non-coal material which is unintentionally added to the practical mining horizon, as a result of the mining operations. The contamination factors applied are therefore a function of expected geological conditions in the immediate roof and floor of the mining horizon, as well as the actual and historical contamination factors experienced. Contamination factors are also influenced by the equipment selection relative to the planned mining height.

  •
  Superficial moisture factor:  the superficial moisture factor, expressed as a percentage of the extractable coal reserve, varies between 3,6% for Twistdraai colliery and 6,8% for the coal seam 2 (C2) at Middelbult. The superficial moisture refers to the extraneous moisture added to the extracted coal as a result of the mining operations. The factors applied are therefore based mostly on the historical factors experienced.

Reserve estimation (remaining reserves at 31 March 2014)

        We have approximately 3,7 billion tons (Bt) (2013—3,9 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,3 Bt (2013—1,3 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 below. Reported reserves have not been decreased by the synthetic oil reserves as reported in the supplemental oil and gas information, as the reserve disclosure in this section is inclusive of Sasol Mining's total coal resources and reserves available for mining operations. The different reserve areas are depicted on maps on pages M-4 and M-5, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2014, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield(4) (%)	Proved/ probable
Middelbult mine, number 4 seam	598	91	179	42	239	100	Proved
Middelbult mine, number 2 seam	61	13	8	39	19	100	Proved
Bosjesspruit mine	319	29	94	49	130	100	Proved
Twistdraai mine	15	1	3	52	10	P51,S20	Proved
Syferfontein mine	258	19	13	35	73	100	Proved
Brandspruit mine	96	5	54	43	23	100	Proved
Twistdraai Thubelisha shaft	646	118	123	67	262	P34,S39	Proved
Impumelelo, Block 2, number 4 seam	686	48	147	45	232	100	Proved
Impumelelo, Block 2, number 2 seam	384	27	118	36	63	100	Probable
Block 2 South, number 4 seam	363	98	48	54	122	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	58	52	100	Probable

Total Secunda area	3 700				1 271

(1)
The coal reserve estimations in this table were compiled under supervision of Mr Viren Deonarain and Mr Jakes Lock. The "South African Code for Reporting of Minerals Resources and Minerals Reserves

  (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Mr J Swart (Pr.Nat.Sc), on behalf of Golder and Associates performed a comprehensive and independent audit of the coal resource/reserve estimations in July 2011 and the estimates were certified as correct. The current estimation is still in line with the audited reserve and resources statement of July 2011. The estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and Joint Ore Reserve Committee (JORC) codes, as well as SEC Industry Guideline 7.

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

(4)
The P% of P51and P34 refers to the export product yield from the recoverable coal reserve and the S% of S20 and S39 refers to secondary product yield, which will be supplied to the Sasol Synfuels factory. The balance of this is discard material.

(5)
Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2014)

        In tables 2 and 3, additional information regarding coal qualities is provided.

Table 2.

Coal qualities, on an air dry basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis) (%)
Middelbult mine	Wet	4,0	n/a	Assigned	Steam	20,4	0,8
Bosjesspruit mine	Wet	3,5	n/a	Assigned	Steam	20,5	1,1
Twistdraai mine	Wet	3,6	n/a	Assigned	Steam	21,0	1,1
Syferfontein mine	Wet	5,3	n/a	Assigned	Steam	21,8	0,8
Brandspruit mine	Wet	3,8	n/a	Assigned	Steam	18,4	1,3
Twistdraai, Thubelisha shaft	Wet	4,1	n/a	Assigned	Steam	21,0	1,1
Impumelelo, Block 2, number 4 seam.	Wet	4,1	n/a	Assigned	Steam	18,1	1,2
Impumelelo, Block 2, number 2 seam	Wet	3,7	n/a	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (as received) basis MJ/kg	Sulphur (as received basis) (%)
Middelbult mine	Wet	4,0	4,8	Assigned	Steam	20,3	0,8
Bosjesspruit mine	Wet	3,5	4,2	Assigned	Steam	20,5	1,0
Twistdraai mine	Wet	3,6	3,4	Assigned	Steam	20,8	1,1
Syferfontein mine	Wet	5,3	3,9	Assigned	Steam	21,7	0,9
Brandspruit mine	Wet	3,8	3,8	Assigned	Steam	18,4	1,3
Twistdraai mine, Thubelisha shaft	Wet	4,1	4,0	Assigned	Steam	20,9	1,0
Impumelelo, Block 2, number 4 seam	Wet	4,1	3,7	Assigned	Steam	18,0	1,1
Impumelelo, Block 2, number 2 seam	Wet	3,7	3,7	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,0	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,2	0,7
Block 3 South	Wet	3,4	3,6	Unassigned	Steam	21,8	0,7

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

Legal rights on coalfields

        Since the enactment of the Mineral and Petroleum Resources Development Act, 28 of 2002 (MPRDA) in May 2004, our subsidiary Sasol Mining (Pty) Ltd, has been successful in converting its prospecting permits and mining authorisations to new order prospecting permits and mining authorisations to new order prospecting and mining rights in terms of provisions of the MPRDA. In respect of the Secunda Complex, the new order mining rights, known as converted mining rights, became effective on 29 March 2011. The Secunda Complex mining rights, in extent approximately 168 439ha, have been granted for a period of ten years and comprise the total reserve area depicted in table 1 and plan in attachment page M-5. Please also refer to "Item 4.B Business Overview—Regulation of mining activities in South Africa". An application to extend the validity of the Secunda

Complex mining rights to 30 years, the maximum allowable period under the MPRDA, was submitted to the regulator and approval was granted during February 2014. The amendment to the Secunda Complex mining right has still to be notarially executed. In respect of the Mooikraal Operation in the Free State, the relevant old order mining right was also converted and signed on 29 March 2010 and a mining right in respect of small reserve blocks situated within or adjacent to the Sigma: Mooikraal operation was signed on 30 March 2010. The mining rights, approximately 6 647 ha, have been granted for a period of thirty years. An application to consolidate the two mining rights held over the Sigma: Mooikraal operation was submitted, and we are awaiting approval from the regulator. The validity period of our mining rights may, on application, be renewed for further periods not exceeding thirty years each.

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

        The Sigma: Mooikraal mine started production during 2006. The production for 2014 is 1,7 Mt (2013—1,7 Mt), where the number 3 B seam is mined.

Selected mining horizon

        The determination of the selected mining horizon is driven primarily by the required coal quality for the steam process at Sasol Infrachem. In order to define the mining horizon, detailed sampling, with associated coal seam descriptions, are conducted. From this, both a visual and chemical correlation of the plies are made.

Reserve estimation

        Sasol Mining has 53 Mt (2013—57 Mt) proved recoverable coal reserves for supply to Sasol Infrachem for steam generation from the number 3B coal seam. The reserve estimation is depicted in Table 4 below.

Table 4.

Coal reserve estimation(1) of proved and probable reserves, in areas where we have converted mining rights in the Sasolburg mining complex, in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Coal seam	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable coal reserves(3&4) (Mt)(5)	Proved/ probable
Sigma : Mooikraal (Remainder)	3B	165	14	24	30	53	Proved

Total Sasolburg area		165				53

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

Coal qualities per associated reserve estimation (remaining reserves at 31 March 2014)

        In tables 5 and 6 additional information regarding coal qualities is provided.

Table 5.

Coal qualities on an air dry basis, per reserve estimation area, in areas where Sasol Mining has converted mining rights in the Sasolburg mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry basis) MJ/kg	Sulphur (air dry basis) (%)
Sigma : Mooikraal (Remainder)	Wet	4,7	n/a	Assigned	Steam	20,9	0,9

Table 6.

Coal qualities on an as received basis, per reserve estimation area, in areas where Sasol Mining has converted mining rights in the Sasolburg mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average inherent moisture content (%)	Average superficial moisture content (%)	Assigned/ Unassigned	Steam/ metallurgical coal	Heat value (as received basis) MJ/kg	Sulphur (air dry basis) (%)
Sigma : Mooikraal (Remainder)	Wet	4,7	4,2	Assigned	Stream	20,4	0,9

Synthetic oil activities

        Refer to "Item 4. D Property, plants and equipment—Mining properties and operations" for details regarding our mining properties, coal exploration techniques and the mining parameters and assumptions used during the estimation of synthetic oil reserves.

  Synthetic oil equivalent production, production prices and production costs

        The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown:

	2014 South Africa	2013 South Africa	2012 South Africa
Average sales price per barrel (Rand per unit)	1 126,88	949,20	865,76
Average production cost per barrel (Rand per unit)	372,2	307,69	376,65
Production (millions of barrels)	51,7	49,7	42,4

Oil and gas operations

        Through SPI, its subsidiaries and Sasol's Canadian holding companies, we currently hold equity in three producing assets with proved natural oil and gas reserves in Mozambique, Gabon and Canada; and interests in West and Southern Africa and Australia for exploration, appraisal and development.

Mozambique assets

        In Mozambique, we have one producing asset, one asset that is being considered for development and interests in three exploration licences.

        The Mozambique producing asset is held under the Pande-Temane Petroleum Production Agreement (PPA). Sasol Petroleum Temane Limitada, a subsidiary of SPI, is the operator of the onshore Pande-Temane PPA asset and holds a 70% working interest in the asset under the terms and conditions of the Pande-Temane PPA.

        In 2014, the net economic interest production from the Pande-Temane PPA asset amounted to 105,1 Bscf gas and 0,2 MMbbl condensate, and the net economic interest proved reserves at 30 June 2014 are 1 388,4 Bscf gas and 4,1 MMbbl condensate.

        The Pande-Temane Production Sharing Agreement (PSA) onshore Mozambique asset, which is operated by the SPI subsidiary, Sasol Petroleum Mozambique Limitada, includes areas that have been declared commercial discoveries, which are currently being assessed for development. We hold a 100% interest in the asset, with Empresa Nacional de Hidrocarbonetos (ENH) the national oil company of Mozambique, being entitled, under the terms and conditions of the Pande-Temane PSA to a calculated share in any production. The immediate project goals are to obtain a final investment decision on the first phase of the project and to submit a field development plan to the government by February 2015.

        One of the three Mozambique exploration licences is located onshore and the other two are located offshore. All are operated by SPI subsidiaries.

        We hold a 100% interest in the onshore Mozambique licenced area of the Exploration and Production Concession Block A, with ENH assigned a 10% carried interest until field development. SPI is in the process of farm down, which is subject to governmental approval.

        In the offshore Mozambique Exploration and Production Concession for Blocks 16&19, the deepwater parts of the licence were relinquished in June 2013. In the remaining shallow water area, we currently hold a 58,8% paying interest, which, when the assignment of our partner's interests is concluded, will increase to 100%. ENH is assigned a 15% carried interest until field development. Petroleum operations in the shallow areas were suspended in 2008 and will remain so until the Strategic Environmental Assessment (SEA) is made public.

        The other offshore Mozambique Exploration and Production Concession is Sofala, in which we have a 100% interest, with ENH assigned a 15% carried interest until field development.

Canada assets

        In Canada, natural gas and petroleum liquids are produced from the unconventional (shale/tight gas) Farrell Creek and Cypress A asset located in British Columbia. We acquired our 50% economic interest in Farrell Creek and Cypress A from Talisman Energy Inc. in two transactions, with licence participation commencing on 1 January 2011. During November 2013, Talisman announced that it received an offer from Progress Energy Canada Limited, for its 50% economic interest in Farrell Creek and Cypress A. The transaction between Talisman and Progress Energy closed on 12 March 2014, resulting in Progress Energy taking over as operator under the same terms and conditions of the Talisman Sasol Montney Partnership agreements.

        In 2014, the net economic interest production from the Farrell Creek and Cypress A asset amounted to 21,3 Bscf gas and 0,1 MMbbl petroleum liquids, and the net economic interest proved reserves at 30 June 2014 were 72,5 Bscf gas and 0,2 MMbbl liquids.

Gabon assets

        In Gabon, oil is produced from the offshore Etame Marin Permit asset. Under the terms of the Etame Marin Permit Exploration and Production Sharing Contract, Sasol holds a 27,75% economic interest in the areas covered by Exclusive Exploitation Authorisations and a 30% paying interest in the exploration areas. The permit contains three oil fields (Etame, Avouma and Ebouri) as well as other discoveries and prospects.

        In 2014, the net economic interest production from the Etame Marin Permit asset amounted to 1,4 MMbbl oil, and the net economic interest proved reserves at 30 June 2014 were 4,2 MMbbl oil.

Other exploration and development assets

Australia

        In the offshore Northwest Shelf of Australia, we have a 30% economic interest in the Finder Exploration (Pty) Ltd operated ACP-52 licence. This follows the farm-down to Shell Development Australia (Pty) Ltd (Shell Australia), which is now the operator.

        Onshore Australia we have signed a conditional farm-in agreement with Falcon Oil & Gas Limited (Falcon) to acquire a 35% economic interest in three onshore exploration permits (EP76, EP98 and EP117) in Australia's Northern Territory within the highly prospective Beetaloo Basin. The agreement is subject to certain conditions precedent, including regulatory approval, which was obtained during August 2014.

Botswana

        In Botswana, we have 50% equity in three coalbed methane and coal prospecting licences (PL134/2010, PL135/2010 and PL136/2010). The licences, which are operated by Kubu Energy Resources (Pty) Ltd (Kubu), a joint venture between SPI and Origin Energy Southern Africa Holdings Pty Ltd, are in the process of being relinquished.

Nigeria

        Sasol holds interests in two offshore deepwater licences in Nigeria. In the Oil Mining Licence (OML) 140, Sasol holds a 5% paying interest and 2% economic interest. The licence is operated by Chevron. One area of OML 140 has been declared a discovery, and the development potential is currently being assessed.

        The OML 140 licence also includes part of the Bonga South West and Aparo (BSWAp) development project, in which Sasol holds a 0,375% paying interest and 0,15% participating interest. As well as part of OML 140, the development project spans the OML 118 (Shell) and OML 132 (Chevron) licences and is operated by Royal Dutch Shell under the terms of a Pre-Unitisation Agreement and Contractors' Pre-Unitisation Operating Agreement. The development project is currently being defined, with the final investment decision targeted for later in calendar year 2014 and first oil in calendar year 2020.

        In the Oil Prospecting Licence (OPL) 214, Sasol holds a 5% paying and economic interest. The licence is operated by Esso. One area of OPL 214 has been declared a discovery, and the development potential is being assessed. In April 2012 the operator applied for conversion of OPL 214 to an Oil Mining Licence (OML 145). The conversion will be effected on payment of the signature bonus.

Papua New Guinea

        The Papua New Guinea government has approved the transfer of operatorship and the sale of our interests in both licences (PPL-426 and PPL-287) to Talisman. This has fulfilled the sale conditions and will enable us to conclude the Sales & Purchase Agreements for both licences, effective August 2014.

South Africa

        In November 2013, the application for an Exploration Right over the former TCP032 in the Durban Basin was granted as ER236 on a 100% basis to SPI. SPI has signed a conditional farm-down agreement to grant a 40% economic interest to Eni SpA (Eni), which is subject to government approval.

        In May 2014, an application for an Exploration Right over the 3A/4A area (previously covered by a Technical Co-operation Permit) was submitted, with SPI and PetroSA each holding a 50% economic interest. Approval from government is currently pending.

Reserve disclosure

        Proved developed and proved undeveloped reserves estimates:    The table below summarises the proved developed and proved undeveloped reserves of synthetic oil and natural oil and gas for the producing assets, as at 30 June 2014. The total proved reserve estimate for synthetic oil is 680,7 million barrels in oil equivalent terms. The total proved reserves estimate for natural oil and gas is 252,0 million barrels in oil equivalent terms.

Summary of synthetic and natural oil and gas proved reserves at 30 June 2014

	Synthetic oil (Millions of barrels)	Oil (Millions of barrels)	Natural gas (Billions of cubic feet)	Total Oil equivalent(1) (Millions of barrels)
Proved developed
South Africa	680,7	—	—	680,7
Mozambique	—	1,4	591,7	100,0
Canada(2)	—	0,2	72,5	12,3
Gabon	—	1,9	0,0	1,9

	680,7	3,5	664,2	794,9

Proved undeveloped
Mozambique	—	2,7	796,7	135,5
Canada(2)	—	0,0	0,0	0,0
Gabon	—	2,3	0,0	2,3

	—	5,0	796,7	137,8

Total proved reserves	680,7	8,5	1 460,9	932,7

(1)
Six billion cubic feet of natural gas is converted to one million barrels of oil equivalent.

(2)
Canada reserves relate to unconventional natural gas (shale/tight gas).

        South Africa proved reserves:    The South African proved reserves are contained in our Sasol Mining properties. Refer "Item 4.D Property, plants and equipment—Mining properties and operations."

        Mozambique proved reserves:    The Mozambique proved reserves are contained in the Pande-Temane PPA asset. These represent the net economic interest volumes that are attributable to SPI after the deduction of production tax. The reserves are limited by take or pay quantities defined in the five existing gas sales agreements for the remainder of the terms of the contracts.

        Canada proved reserves:    The Canada proved reserves are contained in the unconventional (shale/tight gas) Farrell Creek and Cypress A asset. Full development of the asset will require around 3 000 wells, of which only some 5% have been drilled and completed to date. In view of the low natural gas price in Western Canada and North America, the extensive remaining development plan has slowed to adjust to market conditions. Reserves are presently limited to those volumes of gas and condensate that are forecast to be produced from existing wells.

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

Changes in Synthetic and Natural Oil and Gas Proved Reserves at 30 June 2014
(oil equivalent, million barrels(1))

	Synthetic oil South Africa	Mozambique	Canada(2)	Gabon	Total
Balance at 30 June 2012	776,3	245,4	9,4	4,0	1 035,1
Revisions	(13,3)	(4,1)	1,1	0,6	(15,7)
Improved recovery	—	10,8	1,5	1,0	13,3
Commercial arrangements	—	21,6	—	—	21,6
Production	(49,7)	(16,1)	(3,8)	(1,3)	(71,1)

Balance at 30 June 2013	713,3	257,6	8,2	4,3	983,4

Revisions	19,1	(4,4)	3,6	1,2	19,5
Improved recovery	—	—	4,1	0,1	4,2
Production	(51,7)	(17,7)	(3,6)	(1,4)	(74,4)

Balance at 30 June 2014	680,7	235,5	12,3	4,2	932,7

Proved developed reserves
At 30 June 2012	640,1	134,3	9,4	3,5	147,2
At 30 June 2013	592,6	115,1	8,2	2,0	125,3
At 30 June 2014	680,7	100,0	12,3	1,9	114,2
Proved undeveloped reserves
At 30 June 2012	136,2	111,1	—	0,5	111,6
At 30 June 2013	120,7	142,5	—	2,3	144,8
At 30 June 2014	—	135,5	—	2,3	137,8

(1)
Six billion cubic feet of natural gas is converted to one million barrels of oil equivalent.

(2)
Canada reserves relate to unconventional natural gas (shale/tight gas).

        Proved undeveloped reserves converted to proved developed reserves:    There were no proved undeveloped reserves converted to proved developed reserves in the Pande-Temane PPA asset during 2014.

        In 2014, proved developed reserves were added in Canada (24,6 Bscf) through the continued drilling programme in Farrell Creek and Cypress A, which were not disclosed as proved undeveloped reserves last year. Net capital expenditure to Sasol was R2 466 million for well and pad preparation, drilling and completion activities and R129 million for associated infrastructure. The actual spending incurred by Sasol is affected by the capital carry obligations that form part of the consideration for Sasol's acquisition of its interest in the asset.

        In 2014, proved developed reserves were added in Gabon (0,1 MMbbl) through the drilling of the Etame Marin Permit ETBSM-1H-B, which were not disclosed as proved undeveloped reserves last year, partially offset by loss of production from ET-5H as a result of onset of H2S production. Net capital expenditure to Sasol in 2014 for this well was R66 million.

        Proved undeveloped reserves remaining undeveloped:    A significant volume of proved undeveloped natural gas reserves (presently about 800 Bscf) has remained undeveloped in the Mozambique Pande-Temane PPA asset for the last eight years. The total proved volume (developed plus undeveloped)

represents gas that will be recovered as part of the approved field development plan and which is required to satisfy existing gas sales agreements.

        Gas from SPI's Mozambique Pande-Temane PPA operations is presently sold under five long-term gas sales contracts, all of which extend until 2023 and some of which extend to 2029 and 2030. The total proved gas reserves disclosed by SPI for Mozambique represent the future minimum off-take volumes under these contracts. Minimum delivery volumes are also specified in the contracts.

        In order to optimise timing of capital expenditures required to convert undeveloped reserves to developed reserves, SPI regularly studies production performance from the two fields and reviews its plan for installation of additional compression and wells. The current estimate is that additional wells will not be required before 2024 but low-pressure compression is planned to be installed in phases between 2015 and 2023.

        As at 30 June 2014, there are no proved undeveloped reserves in Farrell Creek or Cypress A.

        The Gabon proved undeveloped reserves (2,3 MMbbl) in the Etame Marin Permit relate to additional recovery anticipated as a result of 6 new approved development wells to be drilled as part of the Etame Expansion Project (EEP) and the South East Etame & North Tchibala (SEENT) development. These were first disclosed as proved undeveloped reserves in 2013. Net capital expenditure to Sasol on the project in 2014 was R454 million.

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

        The technical person within SPI who is primarily responsible for overseeing the preparation of natural oil and gas reserves is the Senior Manager: Subsurface Characterisation & Engineering. The qualifications of the incumbent include a MA and MSc in Mathematics with 36 years' experience in oil and gas exploration and production activities and 27 years' experience in reserves estimation.

Natural oil and gas production, production prices and production costs

        Oil and gas production quantities:    The table below presents net production quantities, by final product sold, for the years shown.

Production for the year ended 30 June	Mozambique	Canada	Gabon	Total
2014
Natural gas, billion cubic feet	105,1	21,3	—	126,4
Oil, million barrels	0,2	0,1	1,4	1,7
Total oil equivalent, million barrels				22,8
2013
Natural gas, billion cubic feet	94,6	22,3	—	116,9
Oil, million barrels	0,3	—	1,3	1,6
Total oil equivalent, million barrels				21,2
2012
Natural gas, billion cubic feet	81,1	17,0	—	98,1
Oil, million barrels	0,3	—	1,5	1,8
Total oil equivalent, million barrels				18,1

        Oil and gas sales prices and production costs: The table below summarises the average sales prices for natural gas or oil produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sales prices and production costs for the year ended 30 June	Mozambique	Canada	Gabon
	Rand per unit
2014
Average sales prices
Natural gas, per thousand standard cubic feet	23,9	38,4	—
Liquids, per barrel	863,1	627,8	989,4
Average production cost*
Natural gas, per thousand standard cubic feet	4,9	21,4	—
Liquids, per barrel	—	—	301,5
2013
Average sales prices
Natural gas, per thousand standard cubic feet	17,9	25,8	—
Liquids, per barrel	712,5	509,9	807,1
Average production cost*
Natural gas, per thousand standard cubic feet	3,4	13,1	—
Liquids, per barrel	—	—	195,3
2012
Average sales prices
Natural gas, per thousand standard cubic feet	15,8	18,7	—
Liquids, per barrel	636,6	650,2	741,7
Average production cost*
Natural gas, per thousand standard cubic feet	3,4	9,2	—
Liquids, per barrel	—	—	124,3

*
Average production costs per unit of production are calculated according to the primary sales product.

Drilling and other exploratory and development activities

        Exploratory and development wells:    The table below provides the number of net exploratory wells and development wells completed regardless of when drilling was initiated, in each of the last three years.

Number of wells drilled for the year ended 30 June	Mozambique	Canada	Gabon	Other areas(1)	Total
2014
Development well—productive	—	12,5	0,3	—	12,8
2013
Development well—productive	—	14,5	0,3	—	14,8
2012
Development well—productive	—	26,0	—	—	26,0

(1)
Other areas comprises of Australia, Botswana, Nigeria and Papua New Guinea.

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

Number of wells drilled for the year ended 30 June	Mozambique	Canada	Gabon	Other areas(1)	Total
2014
Stratigraphic test well—exploratory type	—	2,0	0,3	—	2,3
2013
Stratigraphic test well—exploratory type	0,4	—	0,3	4,5	5,2
Stratigraphic test well—development type	—	0,5	—	—	0,5
2012
Stratigraphic test well—exploratory type	—	—	—	0,4	0,4
Service well	—	0,5	—	—	0,5

(1)
Other areas comprises of Australia, Botswana, Nigeria and Papua New Guinea.

A stratigraphic test well is drilled to obtain information pertaining to a specific geological condition and is customarily drilled without the intent of being completed. Stratigraphic test wells are 'exploratory type' if not drilled in a known area or 'development type' if drilled in known area.

A service well is an injection well, water supply / disposal well or an observation well.

        Mozambique exploratory and development activities 2012:    In the Pande-Temane PPA asset the main activity was the completion of the 183 MGJ/a CPF expansion project. In the Pande- Temane PSA asset, the Inhassoro I-9z extended well test commenced to establish the economic viability of a liquids development.

        Other exploration and pre-development activities and technical studies were undertaken in Mozambique including the acquisition of 3D and 2D seismic data in Sofala and Area A respectively.

        Canada exploratory and development activities 2012:    Cumulatively, as at 30 June 2012, 99 wells were drilled in Farrell Creek of which 82 were brought on-stream. The Farrell Creek Processing Facility was expanded by the addition of two refrigeration units with 50 and 90 MMscf/day capacities respectively, bringing the total processing capacity to 320 MMscf/day. In Cypress A, there were 6 wells on stream. Additional 3D seismic data acquisition for Farrell Creek and Cypress A was completed.

        Gabon exploratory and development activities 2012:    3D seismic data was acquired in the shallow water part of the Etame Marin Permit in 2012 and interpretation of the re-processed seismic dataset commenced with a view to identifying drillable exploration prospects and firming up resource estimates for potential new developments.

        Other areas exploratory and development activities 2012:    The key activities undertaken in other areas in 2012 included the drilling of three stratigraphic test wells of exploratory type. Two of these (Uge-5 and Nza-1X) were commitment wells in the Nigeria OPL 214 licence and the other (Vucko-1) was a commitment well in the Australia WA-433 licence. Both the OPL 214 wells resulted in discoveries of oil and gas. The WA-433 well was dry and was plugged and abandoned.

        In the other assets various exploration and pre-development activities and technical studies were undertaken including seismic processing and data interpretation in Papua New Guinea and the Australia ACP-52 licence and an aeromagnetic survey commenced in the Botswana PL134/2010, PL135/2010 and PL136/2010 licences.

        Mozambique exploratory and development activities 2013:    In the Pande-Temane PPA asset, a well surveillance program was undertaken to improve our understanding of the asset's resource base and validate assumptions about timing of future development projects. Also a development project commenced for the procurement and installation of LP compressors to meet delivery requirements of current gas sales agreements.

        In the Pande-Temane PSA licence, the testing of the Inhassoro I-9z well was extended and completed in March 2013. In November 2012, an appraisal report was submitted to the Instituto Nacional de Petroleo (INP), the petroleum regulator in Mozambique. Subsequent to submission of the report, in February 2013, notice of commercial discovery of some of the oil and gas accumulations was made. This was followed by the declaration of two associated development and production areas and assessment of the development options commenced. Also in February 2013, commercial assessment periods were requested on a number of other discoveries in the PSA licence area.

        In November 2012, the Mupeji-1 exploration well in the offshore M-10 Concession was 'plugged and abandoned' as a dry hole. The post-well analysis confirmed the absence of sufficient remaining potential to warrant continuing the exploration phase, and the licence was relinquished at the end of the second period on 30 April 2013.

        Sasol relinquished the Njika discovery and deepwater parts of the offshore Blocks 16&19 Concession at the end of the contract term on 30 June 2013, but has retained the shallow water area with a view to perform further studies when the outcome of the Strategic Environmental Assessment is known.

        In the offshore Sofala licence, further studies are continuing to determine if a prospect can be matured in the third period before the licence termination in January 2015.

        Onshore Area A an acquisition program of 2D seismic data continued throughout 2013.

        Canada exploratory and development activities 2013:    In Farrell Creek, a total of 29 (gross) development wells were drilled, while 13 (gross) wells were completed. In addition, 1 stratigraphic test well was drilled in Cypress A. 3D seismic data was in the process of being acquired in Cypress A.

        Gabon exploratory and development activities 2013:    The key development activity in the Etame Marin Permit in 2013 was the drilling of one horizontal development well on the Avouma field which proved up an eastern area of the field and was immediately brought into production. Two workovers were also conducted in 2013.

        An exploration well was drilled as part of the 2012 drilling campaign. Both targets were encountered but found to be water-bearing, and the well was classified as a dry hole. The deepest section of the hole was plugged and abandoned but the top-hole section could be re-entered for additional, future drilling if required. Reprocessing of 3D seismic data was completed, in tandem with the reprocessing of 2D lines in the shallower water area of the license.

        A study was undertaken to examine the origin and characteristics of the H2S encountered in the Ebouri field and a project was initiated for Ebouri field crude sweetening. All partners sanctioned the combined Ebouri Expansion and South East Etame & North Tchibala project in December 2012. The Etame Field Development Plan was submitted to the Gabon authorities and verbal approval was received. Engineering and design studies commenced.

        Other areas exploratory and development activities 2013:    In Australia, activities in ACP-52 were limited to the joint farm-out by Sasol and Finder. In WA-433, an evaluation of the Vucko-1 well result was performed and the remaining potential was reviewed.

        In Botswana, an aeromagnetic survey (acquisition of approximately 31 000 line kilometers of high resolution magnetic data) and an airborne light detection, ranging and imaging survey were completed over the PL134/2010, PL135/2010 and PL136/2010 licenses. An environmental management plan was completed in November 2012 and in December 2012 the exploration core-hole project commenced. Three stratigraphic test wells—exploratory type were drilled in each license. All nine wells intersected coal containing gas in variable quantities. The project also included sampling, logging and permeability testing of reservoir sections in each well. The wells were plugged and abandoned and remediation of drill sites was completed. Studies to understand the well results were initiated.

        In the Nigeria OML 140 licence, front-end engineering design work continued on the Bonga South West Aparo field development project following approval of the full-field development plan in December 2012. This is a Shell operated field that overlaps part of OML 140. The project targets achievement of Final Investment Decision by 4th quarter of calendar year 2014 and First Oil in the 1st quarter of calendar year 2020. No development drilling took place in 2013. Exploration activity by the operator Chevron in OML-140 comprised studies on several prospects in the permit. Exploration well planning was in progress for two prospects, which are being considered for drilling in 2014 and 2015. Some drilling long-lead items were ordered.

        In the Nigeria OPL 214 licence, operator ExxonMobil evaluated concepts to develop the Uge field, including a study with Chevron for Nsiko joint development. Exploration activity comprised risk and resource assessment of leads and prospects inventory, and analysis of Uge North oil quality.

        In Papua New Guinea, exploration activities in PPL-426 comprised acquisition of 130 km 2D seismic which was completed during 2013. In PPL-287, seismic reprocessing was ongoing to complete the work programme.

        In South Africa, approval of the relinquishment of exploration rights for Block 3A/4A was received in October 2012. Former operator BHP withdrew and in May 2013 SPI and former JV partner PetroSA were awarded the area as a Technical Co-operation Permit for a one year study.

        An application for an Exploration Right over the existing South African TCP032 was submitted in September 2012. In June 2013, SPI signed a contract with CGG Services SA (CGG) to license 6 000 km seismic data. 4 830 km data was acquired by end-May 2013.

        Mozambique exploratory and development activities 2014:    In the Pande-Temane PPA asset, the project to install low pressure (LP) compressors progressed. Commissioning is scheduled to start in January 2015, and it is anticipated that the compressors will be operational in June 2015. The LP compressors will enable us to continue to meet delivery under the current gas sales agreement. Two production wells were brought back on stream in October after being shut-in since 2012. In November and December 2013, produced condensate was re-injected because road transportation was disrupted by political and civil disturbances. The buyer has now established an alternative export route.

        In the Pande-Temane PSA asset, work on the development project progressed, following the approval of the development and production areas by the Instituto Nacional de Petroleo in October 2013. Front end engineering design and environmental impact assessment contracts were awarded in February 2014. Project costs are R183,8 million as at June 2014.

        The total 1 836 km2 3D seismic acquired and completed in the Sofala licence in 2012 fulfilled the second Exploration Period commitment and part of the third Period requirements. In January 2013, SPI entered the Third Exploration Period, which carries a one well commitment to be drilled by January 2015.

        Following the relinquishment in respect of the Njika wells discovery area and the deep-water part of the 16&19 Concession on 1 July 2013, the Concessionaires gave notice to retain the shallow water area with a view (if the area deemed prospective) to define a future discretionary work programme within a 6 month period when the outcome of the Strategic Environmental Assessment (SEA) is known. This follows a submission in May 2008, whereby Ministerio de Industria e Recursos Energeticos de Mocambique agreed to the suspension of exploration activities in the shallow water area until after completion of the SEA. In mid-2014, Petronas announced their intention to withdraw from the Concession, resulting in SPI's equity increasing to a 85% working interest and a 100% paying interest.

        The Area A 1st Exploration Period expired on 31 May 2014. The commitment for this period was an airborne gravity and magnetic survey and 1 000 km of 2D seismic acquisition. The airborne gravity and magnetic survey was completed in June 2011, and the seismic acquisition project (total ~2 250km) was completed during October 2013. SPI entered the 2nd Exploration Period on 1 June 2014, which carries a drilling commitment of one well in the next two year period, together with a 20% relinquishment.

        Canada exploratory and development activities 2014:    Development drilling activities have continued in Farrell Creek, with 25 wells being drilled during the year. In Cypress A, 4 vertical wells have been drilled in the early part of the year (classified as exploratory stratigraphic test wells). Completion activities were limited to Farrell Creek, with a total of 33 wells completed during the year.

        Gabon exploratory and development activities 2014:    The EOVKM-1 commitment exploration well was drilled in July 2013 to test the Ovoka prospect. No significant hydrocarbon shows were recorded for the intervals of interest nor was the presence of hydrocarbons confirmed. The well was subsequently plugged and abandoned. Additional near-field exploration studies within the licence area have been ongoing but the 6th and final period of the exploration licence expired in July 2014. Discussions related to licence extension and relinquishment are in progress with the Gabonese government but no decision has so far been reached.

        The Avouma ETBSM-1H well, which had been shut in due to failure of both electrical submersible pumps (ESP), was on further investigation found to have failed due to casing collapse induced by salt movement. The well was therefore suspended indefinitely. The drilling of a horizontal sidetrack to the original ETBSM-1H well commenced in late March 2014 and the new well (ETBSM-1H-B) was successfully brought on production in May 2014.

        On 31 December 2013, H2S concentrations in excess of 50 parts per million were detected in ET-5H located in the north west of the Etame field. The well has since been shut in pending further investigation into the provenance of the H2S and its potential movement to other areas of the field. The Crude Sweetening Project that was initially focused on the Ebouri field is now being broadened to encompass the Etame field as well.

        Other areas exploratory and development activities 2014:    Work on the Australia ACP-52 licence consisted solely of technical studies.

        No activities had been undertaken during 2014 in Botswana, and the business commenced a process of licence relinquishment.

        In the Nigeria OML 140 concession, the operator, Chevron, continued with studies for the Nsiko discovery and is considering development options for the field. In addition, the operator continued planning exploration drilling to improve commerciality of the Nsiko development. An exploration well, Nsiko North 1x, is planned to spud in late August 2014.

        In terms of the Nigerian BSWAp development project, the operator, Shell, is targeting first oil in 2020. Approval was received from the Department of Petroleum Resources in April 2014 for the BSWAp front-end engineering and design work. The Pre-Unitisation Agreement and Contractors' Pre-Unitisation Operating Agreement were signed in November 2013. Negotiation of the Unitisation Agreement (UA) and Contractors' Unitisation Operating Agreement commenced in January 2014 and is continuing. A draft version of the UA was submitted to the Nigerian National Petroleum Corporation in late March 2014.

        In Nigeria OPL 214, the operator, Esso, continued with the evaluation of development concept options for the Uge discovery. In April 2012 the operator applied for conversion of OPL 214 to an Oil Mining Licence (OML). This was granted by the Minister of Petroleum Resources on 6 June 2014 subject to payment of the signature bonus.

        In South Africa on TCP3A/4A, technical studies based on existing data were completed in May 2014, with an application submitted to convert the TCP to an exploration permit. On ER236, the processing of 4 100km seismic data acquired during 2013, was completed in December 2013. In April 2014, CGG Services SA returned to the area to complete the seismic acquisition. Technical evaluation of the seismic data is ongoing.

        Capitalised exploratory well costs:    The table below summarises the capitalised exploratory well costs, providing the amount of costs that are capitalised pending the determination of proved reserves at the end of the year.

	2014	2013	2012

	(Rand in millions)
Balance at beginning of year	1 560,7	1 160,5	1 192,6
Additions for the year	203,5	800,5	366,8

costs incurred	248,8	368,8	211,7
asset retirement obligation adjustments	(45,3)	431,7	155,1

Charged to expense for the year	(135,9)	(457,5)	(433,7)
Reclassified exploratory well costs	(292,3)	—	—
Foreign exchange translation	15,9	57,2	34,8

Balance at end of year	1 351,9	1 560,7	1 160,5

	Mozambique	Nigeria
2014 Capitalised exploratory well costs ageing:
1 to 5 years	740,9	75,0
over 5 years	277,7	113,0
Number of projects	1	3

        Mozambique capitalised exploratory well costs:    In the Pande-Temane PSA licence, R1 018,6 million of exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling. This amount relates to the exploration drilling conducted and completed in 2008 and appraisal drilling activities conducted in 2009 and continued in 2011. Notices of commercial discovery have been given for a number of accumulations in the PSA licence and front-end engineering and design studies are under way.

        Canada capitalised exploratory well costs:    At 30 June 2014, there were no capitalised exploratory wells costs in Canada.

        Gabon capitalised exploratory well costs:    At 30 June 2014, there were no capitalised exploratory well costs in Gabon.

        Other capitalised exploratory well costs:    For the Nigeria OML 140 licence, exploratory well costs continue to be capitalised pending completion of the define phase activities for the BSWAp development and the completion of pre-FEED and FEED studies for the proposed Nsiko field development. OPL214 licence exploratory well costs and other costs continue to be capitalised pending the evaluation of the proposed Uge field development.

        There were no capitalised exploratory wells costs in Papua New Guinea or South Africa.

Present activities

        Wells in the process of being drilled:    The table below summarises the gross number of natural oil and gas wells being drilled and the number of suspended oil and gas wells at 30 June 2014. The number of wells being drilled includes wells that have been drilled, but have not yet been mechanically completed.

	Mozambique	Canada	Gabon	Other areas	Total
	(number of wells)
Wells being drilled	—	1	—	—	1

        Mozambique present activities:    For the PSA, the Field Development Plan will be submitted to the Mozambique Government during February 2015.

        Canada present activities:    Development drilling continued in Farrell Creek, with 25 wells being drilled during the year. In Cypress A, 4 vertical wells were drilled in the early part of the year. Completion activities were limited to Farrell Creek, with a total of 33 wells completed during the year.

        Gabon present activities:    Sampling studies are in progress to better understand the origin and characteristics of the H2S encountered in the Etame and Ebouri field. The Crude Sweetening Project is being assessed to mitigate the potential loss of reserves due to H2S souring in the Ebouri and Etame fields. It is expected that front-end engineering and design studies will commence in early 2015, subject to the partnership agreement.

        The Ebouri Expansion and South East Etame & North Tchibala projects commenced with installation of rigid pipelines and relocation of flexible flowlines. The fabrication of the jackets was completed and transported to Gabon for installation in July 2014. Construction and pre-commissioning of the topsides was completed, with load-out planned for July 2014. The project remains on-target for the planned start of development well drilling in mid-October 2014.

        Other areas present activities:    In Australia, work consists solely of technical studies.

        SPI is progressing with the relinquishment of PL134/2010, PL135/2010 and PL136/2010 in Botswana, and no further work is being undertaken.

        In Nigeria, the current approved calendar year 2014 work programme for OPL 214 comprises studies only. For OML 140, the current work programme comprises planning and execution of the Nsiko North 1x exploration wells and studies on the Nsiko field development.

        In South Africa, TCP3A/4A technical studies were completed, and we are currently awaiting approval of an Exploration Right application. For ER236, processing of the 2D seismic data is ongoing.

Delivery commitments

        Mozambique assets production:    The PPA Unincorporated Joint Venture concluded two gas sales agreements (GSAs) with Sasol Gas Limited. GSA1 and GSA2 were signed on 27 December 2002 (25 years contract term) and 10 December 2008 (20 years contract term), respectively, to supply the South African market. Three gas sales agreements, known collectively as GSA3, were also concluded in June 2013, consisting of a 20-year contractor with ENH for 6 MGJ/a that started 1 April 2013, a 20-year contract with Central Termica de Ressano Garcia SA for 11 MGJ/a that will start, at latest, at the end of November 2014, and a 20-year contract with Matola Gas Company for 8 MGJ/a commencing from 1 July 2014. The GSA3 contracts supply the Mozambican market.

        There are no oil or gas sales agreements currently in place for the PSA licence.

        Canada assets production:    All of the gas produced from the unconventional (shale/tight gas) Farrell Creek and the Cypress A asset is sold by the Progress Sasol Montney Partnership into the Western Canada gas market under a long-term marketing agreement with Progress Energy Canada, which is effective until 2024. Condensate and Natural Gas Liquids are sold under the same marketing agreement. Production from Farrell Creek and Cypress A is currently not sufficient to meet contracted gas transportation obligations. Because of reduced production in 2014 (due to the sustained reduction in drilling and completion activities, in reaction to the depressed gas price environment in Western Canada), Sasol continues to incur unutilised transport charges because it only partially utilises its pre-contracted gas transmission capacity in the Spectra and TransCanada/NOVA pipelines. Progress Energy, as operator, partially mitigates exposure through placing of unutilised gas transmission capacity in the gas transmission market.

        Gabon assets production:    Oil production from the Etame Marin Permit operations is sold internationally on the open market. An annual sales contract is typically entered into for the sale of the Etame Marin Permit oil based on a competitive bidding process, with sales prices linked to international oil prices. In the reporting period the oil was sold under two separate contracts. Under the first contract, effective from 1 July 2013 to 31 March 2014, oil was sold to Mercuria Trading NV. From 1 April 2014 to 30 June 2014, oil was sold to Vitol S.A. under a new marketing structure. The Crude Oil Sale and Purchase Agreement for calendar year 2014 requires all production from the Etame Marin Permit to be lifted by the buyer, Vitol S.A.

Oil and gas properties, wells, operations and area

        Productive wells and area:    The table below provides details of the productive wells and the amount of developed and undeveloped acreage at 30 June 2014.

Number of productive wells and acreage concentrations at 30 June 2014	Mozambique	Canada	Gabon	Other	Total
Productive oil wells (number)
Gross	2	—	8	—	10
Net	2	—	2,2	—	4,2
Productive gas wells (number)
Gross	25	128	—	—	153
Net	17,8	64	—	—	81,8
Developed acreage (thousand acres)
Gross	431,7	32,0	28,7	—	492,4
Net	302,2	16,0	8,0	—	326,2
Undeveloped acreage (thousand acres)
Gross	4 252,3	79,3	730,9	30 103,1	35 165,6
Net	3 763,6	39,6	219,3	24 680,0	28 702,5

A productive well is a producing well or a well that is mechanically capable of production.

Certain licences in Mozambique and Canada overlap as they relate to specific stratigraphic horizons.

        Licence terms Mozambique:    The Petroleum Production Agreement for the Pande-Temane PPA asset expires in 2034, and carries two possible five year extensions. There are no remaining licence obligations and there is no requirement to relinquish any acreage until the expiry of the Petroleum Production Agreement.

        The Pande-Temane PSA licence is in the development period. Two development and production areas were proposed and approved by the government, and a period for commercial assessment was approved for the remaining reservoirs. Approval to develop the reservoirs in the commercially declared development and production area is dependent on submission of a field development plan to the Mozambican authorities.

        Sasol relinquished the deep-water parts of the Exploration and Production Concession for Blocks 16&19 at end of the contract term on 30 June 2013, but has retained the shallow water area with a view to define a future work programme when the outcome of the Strategic Environmental Assessment is known. The remaining licence area is 622,7 thousand undeveloped net acres.

        When entering the third period in January 2013, 50% of the original Exploration and Production Concession Sofala area was relinquished, resulting in the acreage being reduced to 1 208,1 thousand undeveloped net acres.

        The Exploration and Production Concession Area A licence is in the second exploration period which started on 1 June 2014 and expires on 31 May 2016. When entering the second period, a 20% relinquishment was required, resulting in 1 490,0 thousand undeveloped net acres remaining.

        Licence terms Canada:    As at 30 June 2014, Farrell Creek comprised 30 licences and leases and Cypress A comprised 27 licences and leases. Acreage retention and the conversion of licences (which carry no production rights) to leases (with production rights) is enabled by drilling commitments, the provincial government's prescribed lease selection and validation process and licence extension applications.

        The decision to retain acreage and convert licences to leases is dependent on the drilling results and ongoing study work. Drilling and retention activities have been and will be included in the applicable work programmes so that licences and leases due to expire before 30 December 2015 are retained (covering 17 licences and leases in Farrell Creek and Cypress A, jointly comprising 59 155 undeveloped and 19 580 developed gross acres).

        Licence terms Gabon:    We are in the process of extending the remaining exploration area in the Etame Marin permit for a 7th term. The current exploration area potentially affected by relinquishment is 219,3 thousand undeveloped net acres. The decision to apply for an extension around commercially declared resources and retain acreage is dependent on ongoing study work. Discussions related to licence extension and relinquishment are in progress with the Gabonese government but no decision has been reached.

        The three exploitation areas of the Etame Marin Permit are covered by three 10-year Exclusive Exploitation Authorisations, each with two five-year extensions available on request and subject to government decree. The Etame Exclusive Exploitation Authorisation is in the first extension period to July 2016. The Exclusive Exploitation Authorisations for Avouma and Ebouri expire in March 2015 and June 2016, respectively. The current plan of development assumes the various extensions to July 2021 would be being granted.

        Licence terms other areas:    In Australia, the ACP-52 licence is currently in Permit Year 6 (commenced 26th May 2014) which carries an exploration well commitment. A farm-down agreement was reached with Shell in August 2013, whereby Sasol reduced its share from 45% to 30%. Shell became the operator effective 26 November 2013, when all the necessary approvals were obtained (160,8 thousand undeveloped net acres affected).

        In Botswana, the first renewal exploration period of the PL134/2010, PL135/2010 and PL136/2010 licences expires at the end of September 2015. An application for early relinquishment of all of the licences has been submitted to the Botswana government, and we are awaiting approval.

        The Operator of Oil Prospecting Licence 214 (OPL 214) in Nigeria, Esso, applied to the Government in April 2012 to convert the licence into an Oil Mining Licence (OML). The Operator received notification from the Ministry of Petroleum Resources that OPL 214 was approved for conversion to an OML (OML 145) on 6 June 2014 subject to payment of the signature bonus. This occurred in August 2014. Only 50% of the block was converted and the remaining 50% portion relinquished. The conversion will allow development and production activities to commence shortly. The OML 145 area covers 16,9 thousand undeveloped net acres.

        The Nigeria OML 140 licence for development and production expires in 2029.

        Papua New Guinea: In July 2013 Sasol agreed to sell its full remaining interest in PPL-287 and PPL-426 to Talisman. The sale transaction will be finalised shortly following Government approval which was obtained during August 2014.

        South Africa: ER236 was awarded in November 2013 for a period of three years. SPI is in the process of divesting 40% of its interest to Eni, which is subject to government approval.

Supplemental oil and gas information

        Supplemental oil and gas information:    See "Item 18—Financial Statements—Supplemental Oil and Gas Information" for supplemental information relating to natural oil and gas producing activities.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934 received not less than 180 days before 30 June 2014.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Financial Statements" as at 30 June 2014, 2013 and 2012, and for the years ended 30 June 2014, 2013 and 2012, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

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

5.A Operating results

Company and business overview

        The group has nine reportable segments that comprise the structure used by the President and Chief Executive Officer to make key operating decisions. While the information is presented by cluster, the underlying business unit information in each of the clusters is still presented to the President and Chief Executive Officer and board. We have continued to present each of the business units as reporting segments.

        While Sasol Petroleum International (SPI) and Sasol Synfuels International (SSI) do not meet the quantitative criteria for disclosure as a separate segment, they are expected to become significant contributors to the group's performance in future years as the supplier of resources for the group's GTL activities. Consequently, the President and Chief Executive Officer has chosen to include SPI and SSI as reportable operating segments, as we consider this presentation to be appropriate in light of their strategic importance to the group.

        We divide our operations into the following segments:

  South African energy cluster:

  •
  Sasol Mining;

  •
  Sasol Gas;

  •
  Sasol Synfuels; and

  •
  Sasol Oil.

  International energy cluster:

  •
  Sasol Synfuels International; and

  •
  Sasol Petroleum International.

  Chemical cluster:

  •
  Sasol Polymers;

  •
  Sasol Solvents;

  •
  Sasol Olefins & Surfactants; and

  •
  Other Chemicals—includes Sasol Wax, Sasol Nitro, Sasol Phenolics (Merisol), Sasol Infrachem and other chemical businesses.

  Other businesses:

  •
  Other—includes Sasol Technology, Sasol Financing, the group's central administration activities and alternative energy businesses.

New operating model

        In 2013, Sasol announced its Business Enhancement Programme which was aimed at improving operational productivity, designing a new operating model and implementing initiatives, to ensure that the group would become more effective, efficient and competitive over the long-term.

        A key consideration in the change programme was to review the effectiveness of our operating model in relation to our refocused strategic aspirations. The review clearly indicated the need to restructure our organisation and overhaul our operating platform, to enable our businesses and functions to work together.

        After detailed work, our new operating platform became effective on 1 July 2014. Our new group structure supports a value-chain based operating model, which organises our business according to capability, and standardises the group functions required to support and enable these activities.

        Our new operating model comprises four distinct groupings, which relate to the resources, relationships and capabilities we require to deliver on our strategy:

  •
  Operating Business Units, which comprise our mining and upstream oil and gas activities;

  •
  Regional Operating Hubs, which include our operations in Southern Africa, North America and Eurasia;

  •
  Strategic Business Units, which focuses on our commercial and enhanced customer interfaces within the energy and chemicals arenas; and

  •
  Group Functions, which will deliver fit-for-purpose business support services and solutions.

The new reportable segments which will be effective in 2015 will be restated and presented in the annual report for 2015.

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

Fluctuations in refining margins and crude oil, natural gas and petroleum products prices

        Through our participation in the Natref refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our Synfuels' operations. Fluctuations in international crude oil prices affect our results mainly through their indirect effect on the Basic Fuel Price (BFP) formula. A key factor in the BFP is the Mediterranean and

Singapore (for petrol) or the Arab Gulf (for diesel) spot price. See "Item 4.B—Business overview—"Sasol Oil" and "Sasol Petroleum International". Furthermore, prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

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

        The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent crude oil price (free on board) in US dollars for the past ten years and to 19 September in the 2014 calendar year:

	US dollars per barrel (US$/b)
Financial year	Average(1)	High	Low
2004	31,30	39,22	25,51
2005	46,17	58,50	35,36
2006	62,45	74,45	52,84
2007	63,95	78,26	49,95
2008	95,51	139,38	67,73
2009	68,14	143,95	39,41
2010	74,37	88,09	58,25
2011	96,48	126,64	70,61
2012	112,42	128,14	88,69
2013	108,66	119,03	95,51
2014 (through 30 June)	109,40	117,13	103,18
July 2014	106,64	110,46	103,11
August 2014	101,56	103,57	98,62
September 2014 (up to 19 September 2014)	98,28	101,43	96,29

Source: Energy Information Administration (US Department of Energy)

(1)
The average price was calculated as an arithmetic average of the quoted daily spot price.

        Subsequent to 30 June 2014, the price of European Brent crude oil decreased further. On 19 September 2014, the price of European Brent crude oil was US$96,65/b.

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

        We could make use of derivative instruments, including commodity options and futures contracts of short duration from time to time, as a means of mitigating price and timing risks on crude oil and other energy-related product purchases and sales. While the use of these derivative instruments provides some protection against short-term volatility in crude oil prices, it does not protect against longer-term trends in crude oil prices.

        As a result of the group's substantial capital investment programme and cash flow requirements, we deemed it necessary to shield the group's income from fluctuations in crude oil prices by means of appropriate hedging strategies.

        The group's hedging strategy is considered together with the group's other risk mitigation initiatives, such as cost containment, cash conservation and capital prioritisation. The situation is monitored on an on-going basis to assess the appropriateness of oil price hedging to improve the stability and predictability of cash flows as part of Sasol's risk management activities.

        In 2012, 2013 and 2014, we did not enter into any oil price hedging contracts. This situation is monitored regularly, to assess when a suitable time might be, to enter into an appropriate hedge again in the future. Refer to "Item 11.—Quantitative and qualitative disclosure about market risk".

        In 2015, for forecasting purposes, we estimate that for every US$1/b increase in the annual average crude oil price, our group operating profit will increase by approximately R746 million. This estimate is applicable for a US$105,50/b crude oil price and an average rand/US dollar exchange rate of R10,60. It should be noted that in the current volatile environment, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

  Source: Thomson Reuters

        In 2012, the rand weakened by 11% against the US dollar, with the average rate for the year being R7,78 per US dollar. In 2013, the rand weakened by 14% against the US dollar, with the average rate for the year being R8,85 per US dollar. In 2014, the rand further weakened by 17% against the US dollar, with the average rate for the year being R10,39. The weakening of the rand had a positive impact on our overall operating results in 2014. However, the weakening of the rand also resulted in increased costs, which primarily impacted our South African operations negatively. The relationship between the euro and US dollar impacts the profitability of our European operations, where our costs are euro based and a significant portion of our turnover is US dollar based. Although the euro strengthened against the dollar in 2014, our European chemical businesses performed better than expected. In 2013 and 2012, the euro weakened against the US dollar which had a positive impact on our operating results.

        Subsequent to year end, the rand/US dollar exchange rate has weakened further. On 19 September 2014, the rand/US dollar exchange rate was R10,88.

        The average exchange rate for the year has a significant effect on our turnover and our operating profit. In 2015, for forecasting purposes, we estimate that for every R0,10 weakening or strengthening in the annual average rand/US dollar exchange rate, our operating profit will increase or decrease by approximately R857 million, as applicable. This estimate is applicable for a US$105,50/b crude oil price and an average rand/US dollar exchange rate of R10,60. It should be noted that in the current volatile environment, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

        We manage our foreign exchange risks through the selective use of forward exchange contracts and cross currency swaps. We use forward exchange contracts to reduce foreign currency exposures arising from imports into South Africa. The group executive committee (GEC) sets intervention levels to specifically assess large forward cover amounts which have the potential to materially affect Sasol's financial position. These intervention levels are reviewed from time to time. All major capital expenditure in foreign currency is hedged immediately on commitment of expenditure or on approval of the project (with South African Reserve Bank approval), by way of forward exchange contracts.

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

        On average, in 2014 we experienced a 7% increase in polymer prices, a 23% decrease in ammonia product prices, and a 3% increase in solvents prices compared to 2013.

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

        Approximately 7% of coal production is sold to external markets (2,9 million tons (Mt) was sold to the export market in 2014 (2013—2,5 Mt) predominantly in the Middle East and India. No coal was sold to the South African market in 2014 (2013—0,1 Mt)). External sales to these markets represented approximately 15,24% of the total turnover generated by Sasol Mining during 2014 (2013—14,87%).

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

        The history of the South African consumer price index (CPI) and producer price index (PPI) is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and on a monthly basis in the 2014 calendar year:

Calendar year	CPI	PPI
2004	1,4%	0,6%
2005	3,4%	3,1%
2006	4,6%	7,7%
2007	7,2%	10,9%
2008	11,5%	14,2%
2009	7,1%	(0,1)%
2010	4,3%	6,0%
2011	5,0%	8,4%
2012	5,7%	6,2%
2013*	5,7%	6,0%
January 2014	5,8%	7,0%
February 2014	5,9%	7,7%
March 2014	6,0%	8,2%
April 2014	6,1%	8,8%
May 2014	6,6%	8,7%
June 2014	6,6%	8,1%
July 2014	6,3%	8,0%
August 2014	6,4%	7,2%

Source: Statistics South Africa

*
Statistics South Africa (Stats SA) made a number of changes to the calculation of the South African producers' price index (SA PPI). The changes were in line with international best practice and introduced five separate categories of PPI, effective January 2013. The category for final manufactured goods, which includes petroleum products, is the index most appropriate for Sasol. Accordingly, the PPI rate for 2013 is not directly comparable to earlier years as Stats SA did not publish comparable historical data. The average PPI rate was 7,3% for 2014 (2013—6,0% as previously reported) and the average South African consumers' price inflation (SA CPI) was 6,0% for 2014 (2013—5,5%).

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

  •
  Ixia Coal, in which Sasol Mining Holdings has a 49% interest, has been accounted for as a joint venture investment and accordingly has been equity accounted into the Sasol group results from the effective date of the transaction.

  •
  The total value of the preference shares recognised in the statement of financial position at 30 June 2014 amounts to R488 million (30 June 2013—R680 million), including finance charges and after repayment of debt issued to financial institutions related to the Ixia Coal transaction. All other preference shares issued as part of the Ixia Coal transaction have been eliminated on consolidation.

  •
  A total non-controlling interest of R299 million (30 June 2013—R374 million) related to the 10,2% investment that Ixia Coal has in Sasol Mining has been recognised in the statement of changes in equity.

Sasol and Tshwarisano BEE transaction

        We entered into a R1,45 billion transaction with our BEE partner Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano). Tshwarisano acquired a 25% shareholding in Sasol Oil (Pty) Ltd from Sasol Limited with effect from 1 July 2006. The financing of the transaction has been provided in part through the issue of preference shares by Tshwarisano to Standard Bank South Africa Limited (Standard Bank), and in part by application of the subscription proceeds from the issue of the ordinary shares to Tshwarisano ordinary shareholders. The Tshwarisano ordinary shareholders in turn raised the funding to subscribe for the ordinary shares through the issue of preference shares to Standard Bank. Over time, Tshwarisano and its ordinary shareholders will redeem their respective preference shares with the proceeds of dividends distributed by Sasol Oil. As part of this arrangement, Sasol Oil has amended its dividend policy such that it could pay out up to a maximum of one time earnings for that financial year by way of dividends. The actual dividend paid could be the maximum possible amount, taking into account certain specified ratios relating to net debt to shareholders' equity and earnings before interest, tax, depreciation and amortisation to net interest. The dividend paid is usually one-third of earnings.

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

The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust

        On 3 June 2008, employees that were South African residents or who were migrant workers that did not participate in the Sasol Share Incentive Scheme and the Sasol Share Appreciation Rights Scheme, participated in The Sasol Inzalo Employee Trust (Employee Scheme), while all senior black management that are South African residents participated in The Sasol Inzalo Management Trust (Management Scheme). The share rights, which entitled the employees from the inception of the scheme to receive ordinary shares at the end of the ten years, vest according to the unconditional entitlement as follows:

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

        The conditions of subscription for Sasol ordinary shares by the Foundation includes the right to receive dividends in the amount of 5% of the ordinary dividends declared in respect of Sasol ordinary shares held by the Foundation. During October 2012, the Sasol Limited shareholders approved the increase in the dividend of up to 50% for the 2013 financial year end. Sasol is entitled to repurchase a number of Sasol ordinary shares from the Foundation at a nominal value of R0,01 per share at the end of 10 years in accordance with a predetermined formula. After Sasol has exercised its repurchase right, the Foundation will in future receive 100% of dividends declared on the Sasol ordinary shares owned by the Foundation.

Selected participants

        On 27 June 2008, selected BEE groups (selected participants) which included Sasol customers, Sasol suppliers, Sasol franchisees, women's groups, trade unions and other professional associations, through a funding company, subscribed for 9,5 million Sasol preferred ordinary shares at an issue price of R366,00 per share. The shares, which were not allocated to selected participants, have been subscribed for by a facilitation trust, which is funded by Sasol. As at 30 June 2014, 1,1 million (2013—1,1 million) Sasol preferred ordinary shares were issued to the facilitation trust. The selected participants contributed equity of between 5% and 10% of the value of their underlying Sasol preferred ordinary shares allocation, with the balance of the contribution being funded through preference share debt, including preference shares subscribed for by Sasol, issued by the funding company.

        The selected participants are entitled to receive a dividend of up to 5% of the dividend declared on the Sasol preferred ordinary shares in proportion to their effective interest in Sasol's issued share capital, from the commencement of the fourth year of the transaction term of 10 years, subject to the financing requirements of the preference share debt.

        At the end of the transaction term, the Sasol preferred ordinary shares will automatically be Sasol ordinary shares and will then be listed on the JSE Limited. The Sasol ordinary shares remaining in the funding company after redeeming the preference share debt and paying costs may then be distributed to the selected participants in proportion to their shareholding. The funding company, from inception, has full voting and economic rights with regard to its shareholding in Sasol's issued share capital.

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

        As at 30 June 2014, 56 452 (2013—56 090) Sasol preferred ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

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

Cash invitation

        The cash invitation allowed members of the black public to invest directly in 2,8 million Sasol BEE ordinary shares. The Sasol BEE ordinary shares could not be traded for the first two years of the transaction term of 10 years and, for the remainder of the transaction term, can only be traded between black people and black groups. Participants in the cash invitation are entitled to encumber their Sasol BEE ordinary shares, provided that these shares continue to be owned by members of the black public for the duration of the transaction term. In February 2011, Sasol Limited listed the Sasol BEE ordinary shares on the BEE segment of the JSE Limited's main board. This trading facility provides Sasol Inzalo shareholders access to a regulated market in line with Sasol's commitment to broad-based shareholder development. At the end of the transaction term, the Sasol BEE ordinary shares will automatically be Sasol ordinary shares. At 30 June 2014, 17 405 (2013—17 475) BEE ordinary shares, which were not subscribed for by the black public, were issued to the facilitation trust, which is funded by Sasol.

Preference shares

        The preference share funding comprises A, B and guaranteed C preference shares which are funded by external financiers and D preference shares funded by Sasol. The funding companies are required to maintain, inter alia, minimum share cover ratios in respect of the A and B preference shares, being the ratio between the value of the Sasol preferred ordinary shares and the amount required to redeem the preference shares. The maintenance of the ratio is dependent upon the Sasol ordinary share price and the dividends paid by Sasol on the Sasol preferred ordinary shares. Sasol has call options to purchase some or all of the outstanding A, B and C preference shares. Currently, the minimum share cover ratio will be breached when for the A preference shares, the Sasol ordinary share price falls below approximately R141 per share and R147 per share in respect of the black public and selected participants, respectively. The minimum share cover ratio will be breached when for the B preference shares, the Sasol ordinary share price falls below approximately R185 per share and R167 per share in respect of the black public and selected participants, respectively. The Sasol ordinary share price at 30 June 2014 was R632,36 per share. The share cover ratios decrease over time with the maturation of the preference shares. In addition, a further condition to the guaranteed C preference shares is that the Sasol group must maintain a net debt to earnings before interest, taxation, depreciation and amortisation (EBITDA) cover ratio equal to or less than 2,5 times. Our current net debt to EBITDA ratio is 0,2 times at 30 June 2014.

        The preference shares are accounted for in the statement of financial position as debt and should the preference share covenants described above be breached, Sasol will be required to raise the necessary funding in order to either exercise the call option or, alternatively, honour the call under the guarantee.

Accounting for the transaction

        At 30 June 2014, the transaction has been accounted for as follows:

  •
  All structured entities created to facilitate the transaction have been consolidated into the Sasol group results from the applicable effective dates of the transaction.

  •
  An amount of R267 million (2013—R372 million) has been recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the Employee Trusts. The amount in respect of the Employee Trusts represents the current period's expense taking into account the vesting conditions of the rights granted over the tenure of the transaction and an assumed forfeiture rate. The unrecognised share-based payment expense in respect of the share rights granted, expected to be recognised over the vesting period of the transaction amounted to R454 million at 30 June 2014 (2013—R721 million; 2012—R1 093 million). No additional shares were issued to the black public and selected participants during the year ended 30 June 2014. There is an amount of approximately R116 million still to be recognised in respect of the shares held in the Facilitation Trusts that are still available for issue.

  •
  The total value of the preference shares related to the Sasol Inzalo share transaction, recognised in the statement of financial position at 30 June 2014 amounts to R7 618 million (2013—R 7 497 million), including finance charges.

        Based on the weighted average number of shares issued at 30 June 2014, the share-based payment expense for 2014 decreased the earnings per share by R0,30.

        The total share-based payment expense relating to the Employee Trusts expected to be recognised in the 2015 financial year is estimated to be R196 million.

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

Share options and other share-based payments

The Sasol Share Incentive Scheme

        In 1988, the shareholders approved the adoption of the Sasol Share Incentive Scheme. Following the introduction of the Sasol Share Appreciation Rights Scheme in 2007, no further options have been granted in terms of the Sasol Share Incentive Scheme. The share-based payment expense recognised relates to options granted in previous years and is calculated based on the assumptions applicable to the year in which the options were granted.

        We recognised a share-based payment expense for the years indicated:

	2014	2013	2012
Share-based payment expense (Rand in millions)	—	2	15

        The last tranche of share options vested in December 2012, therefore the unrecognised share-based payment expense amounted to Rnil million at 30 June 2014 (2013—Rnil million; 2012—R2 million).

The Sasol Inzalo share transaction

        During May 2008, our shareholders approved our broad-based BEE transaction valued then at approximately R24 billion (at R380 per share). See "Broad-based Black Economic Empowerment transactions—Sasol Inzalo share transaction".

Share-based payment expense recognised	2014	2013	2012
	(Rand in millions)
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)	267	372	470

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts share rights, expected to be recognised over a weighted average period of 1,47 years, amounted to R454 million at 30 June 2014 (2013—R721 million and 2012—R1 093 million).

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of the transaction. The assumptions used in the option pricing model are described in Note 47.2 to "Item 18—Financial statements" and include, amongst others, the risk-free rate, exercise price, expected volatility, expected dividend yield and vesting period.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

The Sasol Share Appreciation Rights Scheme

        During March 2007, the group introduced the Sasol Share Appreciation Rights Scheme, which replaced the Sasol Share Incentive Scheme. The Sasol Share Appreciation Rights Scheme allows certain senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited ordinary share price between the offer date of share appreciation rights and the vesting and exercise of such rights.

        Previously in terms of the long-term incentive scheme, the number of share options and share rights available to eligible group employees through the Sasol Share Incentive Scheme, Sasol Share Appreciation Rights Scheme and the Sasol Long-term Incentive Scheme could not at any time exceed 80 million shares/rights.

        In June 2012, the Sasol Limited board approved that the maximum number of rights to be issued under the Sasol Share Appreciation Rights Scheme and the Sasol Long-term Incentive Scheme (including unvested share options issued under the Sasol Share Incentive Scheme) be 69 million shares/rights, representing 10% of Sasol Limited's issued share capital immediately after the Sasol Inzalo share transaction.

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

        Refer to Note 47 to "Item 18—Financial statements" for further details on this share-incentive scheme.

        We recognised a share-based payment expense for the years indicated:

	2014	2013	2012
Share-based payment expense (Rand in millions)	1 073	234	(52)
Average fair value of rights issued during year (Rand)(1)	—	—	—

(1)
Following the introduction of the share appreciation rights scheme with corporate performance targets, no further rights are issued under this scheme.

        The total unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 0,74 years, amounted to R81 million at 30 June 2014 (2013—R86 million and 2012—R111 million).

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of the transaction. The assumptions used in the option pricing model are described in Note 47.3.1 to "Item 18—Financial statements" and include, amongst others, the risk-free rate, exercise price, expected volatility, expected dividend yield and vesting period.

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

        Refer to Note 47 to "Item 18—Financial statements" for further details on this share-incentive scheme.

        We recognised a share-based payment expense for the years indicated:

	2014	2013	2012
Share-based payment expense (Rand in millions)	2 195	707	134
Average fair value of rights issued during year (Rand)	311,29	166,53	61,00

        The total unrecognised share-based payment expense related to non-vested share appreciation rights with corporate performance targets, expected to be recognised over a weighted average period of 1,32 years, amounted to R1 415 million at 30 June 2014 (2013—R1 044 million and 2012—R509 million).

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of the transaction. The assumptions used in the option pricing model are described in Note 47.3.2 to "Item 18—Financial statements" and include, amongst others, the risk-free rate, exercise price, expected volatility, expected dividend yield and vesting period.

        These rights are recognised as a liability at fair value in the statement of financial position until the date of settlement.

        The valuation of share-based payment expenses requires a significant degree of judgement to be applied by management.

The Sasol Long-term Incentive Scheme

        During September 2009, the group introduced the Sasol Long-term Incentive Scheme (LTI). The objective of the Sasol Long-term Incentive Scheme is to provide qualifying employees who participate in the Share Appreciation Rights Scheme the opportunity of receiving incentive payments based on the value of ordinary shares in Sasol Limited. Refer to Note 47 to "Item 18—Financial statements" for further details on this share-incentive scheme.

        Rights are granted for a period of three years and vest at the end of the third year. The LTIs are encashed at the end of the third year subject to the achievement of targets. The LTI carries no issue price.

        We recognised a share-based payment expense for the year indicated:

	2014	2013	2012
Share-based payment expense (Rand in millions)	2 117	723	124
Average fair value of rights issued during year (Rand)	681,24	522,87	250,51

        The total unrecognised share-based payment expense related to non-vested LTIs, expected to be recognised over a weighted average period of 0,99 years, amounted to R1 595 million at 30 June 2014 (2013—R1 015 million and 2012—R370 million).

        The share-based payment expense was calculated using an option pricing model reflective of the underlying characteristics of the transaction. The assumptions used in the option pricing model are described in Note 47.4 to "Item 18—Financial statements" and include, amongst others, the risk-free rate, exercise price, expected volatility, expected dividend yield and vesting period.

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

        Refer to "Table 5—Standardised measure of discounted future net cash flows", on page G-7 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2014 and to "Table 6—Changes in the standardised measure of discounted future net cash flows", on page G-9.

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

        There were no significant changes to the useful lives of our long-lived assets (other than oil and gas and coal mining assets as discussed above) during 2014, 2013 and 2012.

Impairment of long-lived assets

        Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our latest budgets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on a discounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on Sasol's weighted average cost of capital (WACC) which, at 30 June 2014 and 2013, was:

	2014	2013
	%	%
South Africa	12,95	12,95
Europe	8,0 to 11,2	8,0 to 11,2
United States	8,0	8,0
Canada	8,0	8,0

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

        With regard to the impairment recognised in 2014 in respect of the Canadian shale gas assets, the value in use is particularly sensitive to changes in gas prices, the estimated ultimate recovery factor as well as changes in drilling and completion costs. These variables are interdependent and accordingly a 5% change in any of these variables could change the recoverable amount by CAD200 million - CAD420 million. Refer to Note 38 to "Item 18—Financial statements" for the table that includes the assumptions used for impairment testing.

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

        The group's environmental rehabilitation and decommissioning obligations accrued at 30 June 2014 were R11 013 million compared to R9 831 million in 2013.

        It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation:

	2014	2013	2012
	%	%	%
South Africa	6,4 to 8,7	5,5 to 8,3	5,4 to 7,5
Europe	0,3 to 2,4	0,3 to 2,5	0,6 to 2,2
United States	0,3 to 3,6	0,4 to 3,5	0,5 to 2,5
Canada	1,3 to 3,4	1,1 to 3,3	1,0 to 2,6

        An increase in the discount rate by one percentage point would result in a decrease in the long-term obligations recognised of approximately R970 million and a decrease of one percentage point would result in an increase in the long-term obligations recognised of approximately R1 023 million.

Employee benefits

        We provide for our obligations and expenses for pension and provident funds as they apply to both defined contribution and defined benefit schemes, as well as post-retirement healthcare benefits. The amount provided is determined based on a number of assumptions and in consultation with an independent actuary. These assumptions are described in Note 21 to "Item 18—Financial statements" and include, among others, the discount rate, healthcare cost inflation and rates of increase in compensation costs. The nature of the assumptions is inherently long-term, and future experience may differ from these estimates.

        The group provides post-retirement healthcare benefits to certain of its retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. A one percentage point increase in assumed healthcare cost trend rates would increase the accumulated healthcare post-retirement benefit obligation by approximately R569 million to R4 199 million.

        The group's net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to employees in return for services rendered to date.

        While management believes that the assumptions used are appropriate, significant changes in the assumptions may materially affect our pension and other post-retirement obligations and future expense. For example, a one percentage point increase in the pension increase assumption would increase the post-retirement pension obligation by approximately R1 793 million. Similarly, a one percentage point decrease in the discount rate assumption would increase the post-retirement pension obligation by approximately R1 858 million.

        In terms of the Pension Funds Second Amendment Act 2001, the Sasol Pension Fund (Fund) in South Africa undertook a surplus apportionment exercise as at December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R108 million has been set aside for members that have not claimed their benefits. Based on the rules of the fund, the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R487 million as at 31 March 2014 and has been included in the pension asset recognised in the current year.

        In terms of the rules of the Fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the group is exposed to actuarial risk from the date of retirement. Since Sasol is exposed to actuarial risk, the Fund has been classified as a defined benefit plan.

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

OUR RESULTS OF OPERATIONS

        The financial results for the years ended 30 June 2014, 2013 and 2012 below are stated in accordance with IFRS as issued by the IASB.

        With effect from 1 July 2013, the group adopted the consolidation suite of standards, namely IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11) and IFRS 12, Disclosure of Interests in Other Entities (IFRS 12), which became effective for annual periods beginning on or after 1 January 2013. In accordance with the transitional provisions, the new accounting standards were applied retrospectively, which resulted in restatement of the group's previously reported results for the years ended 30 June 2013 and 2012.

Results of operations

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover	202 683	169 891	32 792	19	159 114	10 777	7
Operating costs and expenses	(153 380)	(128 163)	(25 217)	20	(125 588)	(2 575)	2
Remeasurement items	(7 629)	(2 949)	(4 680)	159	(1 777)	(1 172)	66

Operating profit after remeasurement items	41 674	38 779	2 895	7	31 749	7 030	22
Share of profit of equity accounted joint ventures, net of tax	3 810	1 562	2 248	144	4 545	(2 983)	(66)
Share of profit of associates, net of tax	334	504	(170)	(34)	416	88	21
Net finance costs	(705)	(1 139)	434	(38)	(1 007)	(132)	13

Profit before tax	45 113	39 706	5 407	14	35 703	4 003	11
Taxation	(14 696)	(12 595)	(2 101)	17	(11 501)	(1 094)	10

Profit	30 417	27 111	3 306	12	24 202	2 909	12

Attributable to
Shareholders	29 580	26 274	3 306	13	23 580	2 694	11
Non-controlling interests in subsidiaries	837	837	—	—	622	215	35

	30 417	27 111	3 306	12	24 202	2 909	12

Overview

        Earnings attributable to shareholders for the year ended 30 June 2014 increased by 13% to R29 580 million from R26 274 million in 2013 (2012—R23 580 million). Operating profit after remeasurement items increased by 7% to R41 674 million compared to R38 779 million in 2013 (2012—R31 749 million).

        Turnover increased by 19% in 2014 to R202 683 million. This achievement was on the back of an overall improved operational performance with Sasol Synfuels production volumes increasing by 2,3% from 7,44 million tons (mt) in 2013 to 7,61 million tons in 2014. Normalised Synfuels production increased by 4% on a comparable basis. This performance, a record for the past decade, was achieved despite a planned total and phase shutdown of the east factory in September 2013.

        Operating profit was boosted by a 17% weaker average rand/US dollar exchange rate (R10,39/US$ at 30 June 2014 compared with R8,85/US$ at 30 June 2013), and a progressive improvement in chemical prices, while the average Brent crude oil price remained relatively flat (average dated Brent was US$109,40/barrel at 30 June 2014 compared with US$108,66/barrel at 30 June 2013).

        Operating profit was negatively impacted by remeasurement items totalling R7,6 billion. These items relate primarily to the R5,3 billion (CAD540 million) partial impairment of our Canadian shale gas asset, and the R466 million (EUR32 million) partial impairment and final loss on disposal of R966 million (EUR67 million) of our Solvents Germany assets.

        In 2013, turnover increased by 7%, operating profit after remeasurement items by 22% and earnings attributable to shareholders by 11% compared to 2012. The higher operating profit in 2013 resulted mainly from improved operational performance and a 14% weaker average rand/US dollar exchange rate (R8,85/US$ at 30 June 2013 compared with R7,78/US$ at 30 June 2012), despite a 3% lower average Brent crude oil price (average dated Brent was US$108,66/barrel at 30 June 2013 compared with US$112,42/barrel at 30 June 2012). Overall, the group benefited from improved production performance, with Sasol Synfuels's production volumes increasing by 4% compared to 2012. Stable operations as well as the performance of the plant during the phase shutdown resulted in the improved production volumes.

        In 2013, operating profit was negatively impacted by net once-off charges totalling R2 949 million. These items relate primarily to partial impairment of the Fischer—Tropsch (FT) wax expansion project R2 033 million and of our Solvents Germany business R242 million, as well the write off of the Mupeji-1 dry well in Mozambique amounting to R442 million. These once-off items also include a gain relating to the remeasurement to fair value of our existing shareholding in the Sasol Phenolics (Merisol) business of R233 million, which arose from the acquisition of the remaining 50% of Sasol Phenolics. Operating profit further includes a gain on the valuation of the open Canadian foreign exchange contracts amounting to R439 million.

        In 2012, operating profit includes the partial impairment of our Canadian shale gas asset and impairment of Blocks 16&19 in Mozambique of R964 million and R434 million, respectively, and the write-off of unsuccessful exploration wells in Australia amounting to R274 million, offset by the profit of R124 million on sale of our Sasol Nitro Phalaborwa operation and certain of the downstream fertiliser businesses and the profit realised on the disposal of the Witten plant in Germany of R285 million.

Turnover

        Turnover consists of the following categories:

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Sale of products	200 960	168 300	32 660	19	157 666	10 634	7
Services rendered	1 082	947	135	14	790	157	20
Other trading income	641	644	(3)	—	658	(14)	(2)

Turnover	202 683	169 891	32 792	19	159 114	10 777	7

        The primary factors contributing to these increases were:

	Change 2014/2013		Change 2013/2012
	(Rand in millions)	%	(Rand in millions)	%
Turnover, 2013 and 2012, respectively	169 891		159 114
Exchange rate effects	17 485	10	10 004	6
Product prices	9 752	6	2 837	2

—crude oil	210	—	(282)	—
—other products (including chemicals)	9 542	6	3 119	2

Net volume changes	4 599	3	(1 928)	(1)
Other effects	956	1	(136)	—

Turnover, 2014 and 2013, respectively	202 683		169 891

Operating costs and expenses

        Operating costs and expenses consists of the following categories:

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Materials, energy and consumables used	(89 224)	(76 617)	(12 607)	16	(78 711)	2 094	(3)
Selling and distribution costs	(5 762)	(5 102)	(660)	13	(4 186)	(916)	22
Maintenance expenditure	(8 290)	(7 243)	(1 047)	14	(7 147)	(96)	1
Employee related expenditure	(28 569)	(22 477)	(6 092)	27	(18 608)	(3 869)	21
Exploration expenditure and feasibility costs	(604)	(1 369)	765	(56)	(1 043)	(326)	31
Depreciation and amortisation	(13 516)	(11 121)	(2 395)	22	(8 842)	(2 279)	26
Translation gains	798	2 892	(2 094)	(72)	739	2 153	291
Other operating expenses	(12 522)	(8 889)	(3 633)	41	(9 191)	302	(3)
Other operating income	4 309	1 763	2 546	144	1 401	362	26

Operating costs and expenses	(153 380)	(128 163)	(25 217)	20	(125 588)	(2 575)	2

        Materials, energy and consumables used.    Materials, energy and consumables used in 2014 amounted to R89 224 million, an increase of R12 607 million, or 16%, compared with R76 617 million in 2013, which decreased by 3% from R78 711 million in 2012. The increase in 2014 compared to 2013 was mainly due to increase in volumes and feedstock prices and higher external purchases by Sasol Oil. The decrease in 2013 compared with 2012 was mainly due to a decrease in feedstock prices resulting from lower average crude oil prices and lower external purchases by Sasol Oil as result of lower production volumes at Natref resulting from an extended planned maintenance shutdown.

        Selling and distribution costs.    These costs comprise marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2014 amounted to R5 762 million, which represents an increase of R660 million, or 13%, compared with R5 102 million in 2013, which increased by R916 million compared with R4 186 million in 2012. The variation in these costs was mainly attributable to weaker rand levels against major currencies which affected the foreign operations during 2014. Selling and distribution costs represented 3% of sales in 2014, 2013 and 2012.

        Maintenance expenditure.    Maintenance expenditure in 2014 amounted to R8 290 million, which represents an increase of R1 047 million, or 14%, compared with R7 243 million in 2013, which increased by R96 million compared with R7 147 million in 2012. The main reason for the increase in maintenance expenditure was due to inflation, renewal activity due to the ageing plant and increase in maintenance activities at Sasol Synfuels.

        Employee related expenditure.    Employee related expenditure amounted to R 28 569 million, which represents an increase of R6 092 million, or 27%, compared with R22 477 million in 2013, which increased by R3 869 million, or 21%, from 2012. This amount includes labour costs of R22 917 million (2013—R20 439 million and 2012—R17 917 million) and share-based payment expenses of R5 652 million (2013—R2 038 million and 2012—R691 million). Sasol's share price increased by 47% over the 2014 financial year and accordingly the increase in share-based payment expenses is, mainly due to the increase in the provision for long-term employee share-based payment incentives. Excluding the effect of the share-based payment expenses, our employee costs increased by R2,4 billion (approximately) 12% which is due to annual inflationary increases of 7,8%, as well as the effects of exchange rates. In 2013 the increase in labour costs was mainly due to the average annual inflationary increases of approximately 7%, increased share-based payment expenses related to the performance of the Sasol ordinary share price of 7%, an increase in employee numbers growth of 4%, as well as the effects of exchange rates of 4%.

        Exploration expenditure and feasibility costs.    Exploration expenditure and feasibility costs in 2014 amounted to R604 million, which represents a decrease of R765 million, or 56%, compared with R1 369 million in 2013, which increased by R326 million compared with R1 043 million in 2012. The decrease in 2014 is due to the reduced exploration in Mozambique and Papua New Guinea. The increase in exploration and feasibility costs in from 2012 to 2013 is mainly due to increased costs associated with the establishing and advancing of various growth initiatives at SPI and SSI.

        Depreciation and amortisation.    Depreciation and amortisation in 2014 amounted to R13 516 million, which represents an increase of R2 395 million, or 22%, compared with R11 121 million in 2013, which increased by R2 279 million compared with R8 842 million in 2012. The increase in depreciation and amortisation in 2014 compared to 2013 is mainly due to the increase in assets that reached beneficial operation in 2014 and 2013 at Sasol Synfuels, Sasol Mining and Sasol Polymers, as well as the impact of the weaker rand/US dollar exchange rate.

        Translation gains.    Translation gains arising primarily from the translation of monetary assets and liabilities amounted to R798 million in 2014 (2013—R2 892 million and 2012—R739 million). The gain recognised is due to the weakening of the rand/US dollar exchange rate during the year closing at R10,64 at 30 June 2014, compared with the closing rate of R9,88 at 30 June 2013. The closing rate is used to translate, to rand, all our monetary assets and liabilities denominated in a currency other than the rand at the reporting date and, as a result, a net gain was recognised on these translations in 2014. The strengthening of the rand has a positive impact on the translation of our monetary liabilities, while the weakening of the rand has a positive impact on the translation of our monetary assets.

        Other operating expenses.    Other operating expenses in 2014 amounted to R12 522 million, an increase of R3 633 million, compared to R8 889 million in 2013, which decreased by R302 million from R9 191 million in 2012. This amount includes rental expenses of R1 141 million (2013—R931 million and 2012—R780 million), insurance costs of R649 million (2013—R470 million and 2012—R405 million), computer costs of R1 568 million (2013—R1 486 million and 2012—R1 378 million), hired labour of R771 million (2013—R797 million and 2012—R468 million), professional fees of R1 420 million (2013—R 1 586 million and 2012—R1 389 million) and other expenses of R5 227 million (2013—R3 444 million and 2012 R4 694 million). In 2014 restructuring costs of R1 131 million that related to the business performance enhancement programme was included in other operating expenses as well as a competition related administrative penalty of R534 million relating to Sasol Polymers.

        Other operating income.    Other operating income in 2014 amounted to R4 309 million, which represents an increase of R2 546 million, or 144%, compared with R1 763 million in 2013, which increased by R362 million compared with R1 401 million in 2012. Included in other operating income for 2014 is the Sasol Wax European Union cartel fine reduction of R2 449 million relating to the Sasol Wax fine imposed in 2008.

        Remeasurement items The effects of remeasurement items(1) recognised for the year ended 30 June are set out below:

	2014	2013	2012
	(Rand in millions)
South African Energy Cluster
Sasol Mining	7	7	61

—impairments	—	—	6
—scrapping of assets	—	13	55
—loss on disposal of other assets	4	—	—
—(profit)/loss on disposal of property, plant and equipment	3	(6)	—

Sasol Gas	(450)	—	11

—profit on disposal of businesses	(453)
—scrapping of assets	3	—	11

Sasol Synfuels	331	77	238

—scrapping of assets	334	78	238
—profit on disposal of property, plant and equipment	(3)	(1)	—

Sasol Oil	28	76	14

—impairments	8	45	1
—reversal of impairments	—	(8)	—
—scrapping of assets	13	33	13
—loss on disposal of property, plant and equipment	7	8	—
—profit on disposal of businesses	—	(2)	—

International Energy Cluster
Synfuels International	275	(7)	—

—impairments	275	—	—
—profit on disposal of property, plant and equipment	—	(7)	—

Petroleum International	5 472	428	1 609

—impairments	5 439	15	1 398
—scrapping of assets	(7)	14	—
—profit on disposal of property, plant and equipment	(3)	(1)	—
—profit on disposal of businesses	—	(69)	(59)
—write off of unsuccessful exploration wells	43	469	270

	2014	2013	2012
	(Rand in millions)
Chemical Cluster
Sasol Polymers	171	22	1

—impairments	16	—	—
—disposal of business	122	—	—
—scrapping of assets	7	22	2
—(profit)/loss on disposal of property, plant and equipment	26	—	(1)

Sasol Solvents	1 509	341	83

—impairments	480	242	37
—loss on disposal of business	966	—	—
—scrapping of assets	63	97	44
—(profit)/loss on disposal of property, plant and equipment	—	2	2

Sasol Olefins & Surfactants	146	64	(179)

—impairments	—	61	85
—reversal of impairments	(21)	—	—
—scrapping of assets	164	5	9
—loss on disposal of property, plant and equipment	3	12	12
—profit on disposal of business	—	(14)	(285)

Other Chemicals	82	1 829	(82)

—impairments	70	2 075	35
—reversal of impairments	—	(25)	—
—scrapping of assets	16	7	37
—(profit)/loss on disposal of property, plant and equipment	(4)	5	(30)
—profit on disposal of businesses	—	(233)	(124)

Other businesses	58	112	21

—impairments	3	53	19
—scrapping of assets	44	70	16
—(profit)/loss on disposal of property, plant and equipment	11	(11)	(14)

Remeasurement items	7 629	2 949	1 777

(1)
Remeasurement items includes items of income and expense recognised in the income statement that do not relate to the normal operating activities of the reporting entity and includes the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and investments, and scrapping of assets.

Operating profit

        The factors contributing to the increase in operating profit are set forth in the table below:

	Change 2014/2013		Change 2013/2012
	(Rand in millions)	%	(Rand in millions)	%
Operating profit, 2013 and 2012, respectively	38 779		31 749
Exchange rate effects(1)	10 581	27	10 928	34
Net product and feedstock price(2)	1 231	3	(787)	(2)

—crude oil effects	(410)	(1)	(1 174)	(4)
—other products (including chemicals)	1 641	4	387	2

Inflation on other operating costs	(2 278)	(6)	(2 280)	(7)
Net volume and productivity effects(3)	2 091	5	2 182	7
Effects of remeasurement items(4)	(4 680)	(12)	(1 172)	(4)
Other effects(5)	(4 050)	(11)	(1 841)	(6)

Operating profit, 2014 and 2013, respectively	41 674		38 779

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

(5)
These primarily include the effects of the increased share-based payment expenses of R3,6 billion recognised in 2014.
Share of profit of equity accounted joint ventures, net of tax

        Share of profit of equity accounted joint ventures, net of tax consists of the following:

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Profit before tax	3 871	1 520	2 351	155	4 755	(3 235)	(68)
Taxation	(61)	42	(103)	(245)	(210)	252	120

Share of equity accounted joint ventures, net of tax	3 810	1 562	2 248	144	4 545	(2 983)	(66)

Remeasurement items net of tax	(13)	(3 459)	3 446	100	(20)	(3 439)	17 195

        The share of equity accounted joint ventures (net of tax) amounted to R3 810 million in 2014 compared with R1 562 million in 2013 and R4 545 million in 2012. The increase in 2014 is mainly due to our share of income from the ORYX GTL joint venture, which increased by 52% to R4 028 million. This was due to the record average utilisation rate of 97% for the financial year as well as the effect of the weaker rand/US dollar exchange rate.

        Remeasurement items decreased to R13 million in 2014, compared to R3 459 million in 2013. Included in the 2013 remeasurement items is an impairment of R3 611 million relating to the impairment of Arya Sasol Polymers Company (ASPC).

Share of profit of associates, net of tax

        Share of profit of associates, net of tax consists of the following:

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Profit before tax	441	658	(217)	(33)	558	100	18
Taxation	(107)	(154)	47	(31)	(142)	(12)	8

Share of profit of associates, net of tax	334	504	(170)	(34)	416	88	21

        The share of profit of associates (net of tax) amounted to R334 million in 2014 compared with R504 million in 2013 and R416 million in 2012. The decrease in profit of associates in 2014 is due to the lower share of associates profit earned during the year, coupled with Wesco China no longer being equity accounted as Sasol had acquired the remaining 60% shareholding in Wesco China in September 2013. The increase in 2013 is attributable to the higher share of associates profit earned during the year.

Net finance costs

        Net finance cost consists of the following:

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Finance income	1 220	669	551	82	811	(142)	(18)
Finance costs	(1 925)	(1 808)	(117)	6	(1 818)	10	(1)

Net finance costs	(705)	(1 139)	434	(38)	(1 007)	(132)	13

        Finance income.    Finance income in 2014 amounted to R1 220 million, which represents an increase of R551 million, or 82%, compared with R669 million in 2013, which decreased by R142 million compared with R811 million in 2012. Included in finance income for the 2014 year is R1 170 million interest received (2013—R642 million and 2012—R781 million) and dividends received from investments available-for-sale of R38 million (2013—R24 million and 2012—R22 million). The increase in finance income in 2014 compared to 2013 is mainly due to higher average cash balances.

        Finance costs.    Finance costs in 2014 amounted to R1 925 million, which represents an increase of R117 million, or 6%, compared with R1 808 million in 2013, which decreased by R10 million compared with R1 818 million in 2012. Included in finance costs for the 2014 year is R810 million interest on debt (2013—R623 million and 2012—R356 million), R793 million on the A and B preference share debt (2013—R771 million and 2012—R884 million) that relates to the Sasol Inzalo long-term debt and notional interest of R616 million (2013—R556 million and 2012—R485 million). R530 million was capitalised to assets under construction during 2014 (2013—R300 million and 2012—R15 million). This increase in interest capitalised is mainly due to the increase in interest on general borrowings eligible for capitalisation due to the US bond issued in November 2012 and additional debt issued in 2014 relating to the Sasol Mining mine replacement programme.

Income tax

        Income tax expense in 2014 amounted to R14 696 million, an increase of 17%, compared with R12 595 million in 2013, which increased by 10% from R11 501 million in 2012.

        The income statement charge consists of the following:

	2014	2013	2012
(Rand in millions)
Current tax
—South African normal tax	10 717	9 289	7 293
—Dividend withholding tax	82	69	16
—Secondary tax on companies (STC)	—	—	1 011
—Foreign tax	2 130	1 979	1 800

Total current tax	12 929	11 337	10 120
Deferred tax
—South African	1 256	1 278	1 686
—Foreign	511	(20)	(305)

Total deferred tax expense	1 767	1 258	1 381

Income tax expense for the year	14 696	12 595	11 501

        The effective tax rate was 32,6% in 2014, 31,7% in 2013 and 32,2% in 2012.

        The change in the effective tax rate from 31,7% to 32,6% in 2014 resulted primarily from the effective tax rate impact of the Canada partial impairment and the tax impact of the reduction of the fine imposed by the European Commission in 2009.

        The decrease in the effective tax rate from 32,2% in 2012 to 31,7% in 2013 is mainly due to an increase in non-deductible expenses relating mainly to once-off charges, which was offset by the absence of Secondary Tax on Companies, due to the implementation of dividend withholding tax, as well as the increase in exempt income.

Non-controlling interests in subsidiaries

        Profit attributable to non-controlling interests in subsidiaries in 2014 amounted to R837 million compared with R837 million in 2013 and R622 million in 2012. While the share of profit attributable to non-controlling interests was the same in 2014 as in 2013, Sasol Gas' profit increased whilst Sasol Oil's profit decreased, resulting in unchanged profit attributable to non-controlling interest in 2014 compared to 2013. In 2013, the non-controlling interests in subsidiaries increased compared to 2012 due to an increase in profits earned from Sasol Oil, in which outside shareholders hold a 25% interest.

Segment overview

        Segmental financial performance is measured on a management basis. This approach is based on the way in which the President and Chief Executive Officer organises segments within our group for making operating decisions and assessing performance. The segment overview included below is based on our segment results. Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party.

Turnover per segment

	South African energy cluster					International energy cluster		Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International	Sasol Petroleum International	Sasol Polymers	Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses	Total
	(Rand in millions)
2014
External turnover	2 154	4 775	494	79 832	—	725	2 990	20 998	16 331	55 257	19 074	53	202 683
% of external turnover	1%	2%	—	40%	—	—	1%	10%	8%	28%	10%	—	100%
Inter-segment turnover	11 980	4 580	67 160	807	—	—	2 218	147	1 975	814	5 401	1 010	96 092
% of inter-segment turnover	12%	5%	70%	1%	—	—	2%	—	2%	1%	6%	1%	100%

Total turnover	14 134	9 355	67 654	80 639	—	725	5 208	21 145	18 306	56 071	24 475	1 063	298 775

2013
External turnover	1 833	4 398	1 630	66 639	—	881	2 177	17 611	18 951	40 580	15 178	13	169 891
% of external turnover	1%	3%	1%	39%	—	1%	1%	10%	11%	24%	9%	—	100%
Inter-segment turnover	10 491	3 683	56 645	635	—	—	1 457	148	1 777	698	4 000	355	79 889
% of inter-segment turnover	13%	5%	71%	1%	—	—	2%	—	2%	1%	5%	—	100%

Total turnover	12 324	8 081	58 275	67 274	—	881	3 634	17 759	20 728	41 278	19 178	368	249 780

2012
External turnover	2 256	3 840	1 509	66 239	—	667	1 778	15 794	17 020	37 044	12 861	106	159 114
% of external turnover	1%	2%	1%	43%	—	—	1%	10%	11%	23%	8%	—	100%
Inter-segment turnover	8 416	2 938	47 282	620	—	135	1 333	128	1 484	654	4 180	11	67 181
% of inter-segment turnover	13%	4%	71%	1%	—	—	2%	—	2%	1%	6%	—	100%

Total turnover	10 672	6 778	48 791	66 859	—	802	3 111	15 922	18 504	37 698	17 041	117	226 295

Operating profit/(loss) after remeasurement items per segment

	South African energy cluster					International energy cluster				Chemical cluster
	Sasol Mining	Sasol Gas	Sasol Synfuels	Sasol Oil	Other	Sasol Synfuels International		Sasol Petroleum International		Sasol Polymers		Sasol Solvents	Sasol Olefins & Surfactants	Other Chemicals	Other businesses		Total
Operating profit/(loss) 2014 (Rm)	2 453	4 175	32 988	1 531	—	(935)		(5 981)		(767)		200	5 336	3 638	(964)		41 674
% of total	6%	10%	78%	4%	—	(2%	)	(14%	)	(2%	)	—	13%	9%	(2%	)	100%

Operating profit/(loss) 2013(Rm)	2 214	3 919	28 624	1 859	—	(991)		(1 886)		(1 506)		825	3 580	123	2 018		38 779
% of total	6%	10%	75%	5%	—	(3%	)	(5%	)	(4%	)	2%	9%	—	5%		100%

Operating profit/(loss) 2012 (Rm)	2 287	2 840	22 095	1 425	(2)	(837)		(1 936)		(1 020)		1 381	3 193	968	1 355		31 749
% of total	7%	9%	71%	4%	—	(3%	)	(6%	)	(3%	)	4%	10%	3%	4%		100%

Segment review

South African energy cluster

Sasol Mining—results of operations

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2 154	1 833	321	18	2 256	(423)	(19)
Inter-segment	11 980	10 491	1 489	14	8 416	2 075	25

Total turnover	14 134	12 324	1 810	15	10 672	1 652	15
Operating costs and expenses(1)	(11 681)	(10 110)	(1 571)	16	(8 385)	(1 725)	21

Operating profit after remeasurement items	2 453	2 214	239	11	2 287	(73)	(3)

Operating margin %	17	18			21

(1)
Operating costs and expenses net of other income.

Results of operations 2014 compared to 2013

        Total turnover increased by 15% from R12 324 million to R14 134 million. Operating profit increased by 11% to R2 453 million compared to the prior year. The improved operating profit was supported by higher export volumes, increased sales prices to Sasol Synfuels, as well as the weaker rand/US dollar exchange rate. Sasol Mining's normalised mining unit cost from its operations increased by 7% compared with the prior year. Sales volumes remained flat at 44,5 million tons (Mt) in 2014 compared with 2013.

        Production volumes increased by 3,5% to 41,5 Mt for 2014 compared with 40,1 Mt in 2013.

        Operating costs and expenses increased by 16%, mainly due to inflation, higher production, higher than inflation related labour changes stemming from a sensitive labour environment in the mining industry and the maintaining of duplicated infrastructure associated with opening three new operations simultaneously. Additional employees were also appointed to assist with opening up reserves faster and supporting production stability.

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

        The main factors contributing to the increase/decrease in operating profit were:

	Change 2014/2013		Change 2013/2012
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2013 and 2012, respectively	2 214		2 287
Exchange rate effects	320	14	217	9
Net product price	614	28	437	19
Inflation on other operating costs	(383)	(17)	(306)	(13)
Net volume and productivity effects	—	—	119	5
Effects of remeasurement items	—	—	54	2
Other effects(1)	(312)	(14)	(594)	(26)

Operating profit after remeasurement items, 2014 and 2013, respectively	2 453		2 214

(1)
Other effects includes share-based payments and and higher depreciation driven by the high capital expenditure.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2014	2013	2012
	(Rand in millions)
Scrapping of property, plant and equipment	—	13	43
Scrapping of assets under construction	—	—	12
Impairment of property, plant and equipment	—	—	6
Loss on disposal of other assets	4	—	—
Loss/(profit) on disposal of property, plant and equipment	3	(6)	—

Total loss	7	7	61

        The remeasurement items in 2014 includes a loss on disposal of investment of R4 million and a loss on disposal of property, plant and equipment of R3 million.

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

Sasol Gas—results of operations

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	4 775	4 398	377	9	3 840	558	15
Inter-segment	4 580	3 683	897	24	2 938	745	25

Total turnover	9 355	8 081	1 274	16	6 778	1 303	19
Operating costs and expenses(1)	(5 180)	(4 162)	(1 018)	24	(3 938)	(224)	6

Operating profit after remeasurement items	4 175	3 919	256	7	2 840	1 079	38

Operating margin %	45	48			42

(1)
Operating costs and expenses net of other income.

Results of operations 2014 compared to 2013

        Total turnover increased by 16% from R8 081 million in 2013 to R9 355 million in 2014 mainly due to higher sales volumes and the positive impact of the weaker rand/US dollar exchange rate. Sales volumes were 7% higher at 170,7 MGJ for 2014 compared with 160,1 MGJ in 2013.

        Operating costs and expenses increased by 24% mainly due to increase in feedstock prices, which are US dollar based. The weaker rand/US dollar exchange rate resulted in increased operating costs.

Results of operations 2013 compared to 2012

        Total turnover increased by 19% from R6 778 million in 2012 to R8 081 million in 2013 mainly due to higher sales volumes and sales prices and the positive impact of the weaker rand/US dollar exchange rate. Sales volumes were 5% higher at 160,1 MGJ for 2013 compared with 152,4 MGJ in 2012.

        Operating costs and expenses increased by 6% mainly due to inflation.

        The main factors contributing to the increase in operating profit were:

	Change 2014/2013		Change 2013/2012
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2013 and 2012, respectively	3 919		2 840
Exchange rate effects	18	—	117	4
Net product price	(661)	(17)	897	32
Inflation on other operating costs	(42)	(1)	(34)	(1)
Net volume and productivity effects	651	17	198	7
Effects of remeasurement items	450	12	11	—
Other effects	(160)	(4)	(110)	(4)

Operating profit after remeasurement items, 2014 and 2013, respectively	4 175		3 919

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2014	2013	2012
	(Rand in millions)
Disposal of business	(453)	—	—
Scrapping of assets under construction	3	—	11

Total loss	(450)	—	11

        In 2014, Sasol Gas disposed of its 49% share in Spring Lights Gas resulting in a gain of R453 million.

        In 2014 and 2012, smaller projects which were no longer considered economically viable were written off.

Sasol Synfuels—results of operations

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	494	1 630	(1 136)	(70)	1 509	121	8
Inter-segment	67 160	56 645	10 515	19	47 282	9 363	20

Total turnover	67 654	58 275	9 379	16	48 791	9 484	19
Operating costs and expenses(1)	(34 666)	(29 651)	(5 015)	17	(26 696)	(2 955)	11

Operating profit after remeasurement items	32 988	28 624	4 364	15	22 095	6 529	30

Operating margin %	49	49			45

(1)
Operating costs and expenses net of other income.

Results of operations 2014 compared to 2013

        Total turnover increased by 16% from R58 275 million in 2013 to R67 654 million in 2014. Operating profit increased by 15% to R32 988 million compared to the prior year primarily due to increased production volumes and a weaker average rand/US dollar exchange rate.

        Production volumes of 7,61 million tons (mt) (2013—7,44 mt) improved by 2,3% compared to the prior year, mainly due to a focus on operational improvements. This performance, a record for the past decade, was achieved despite a planned total and phase shutdown of the east factory in September 2013. Normalised production increased by 4% on a comparable basis.

        Cash unit costs increased by 10,6% compared to the prior year mainly due to higher feedstock and electricity prices.

Results of operations 2013 compared to 2012

        Total turnover increased by 19% from R48 791 million in 2012 to R58 275 million in 2013 mainly due to a weaker average rand/US dollar exchange rate resulting in favourable product prices and margins, and increased sales volumes.

        Production volumes of 7,44 million tons were 4% higher than the prior year due to stable operations, as well as the performance of the running plant during the phased shutdown in September 2012.

        Operating costs and expenses increased by 11% mainly due to higher feedstock prices, which are largely internal to the group, as well as increased labour and energy costs.

        The main factors contributing to the increase in operating profit were:

	Change 2014/2013		Change 2013/2012
	(Rand in millions)	%	(Rand in millions)	%
Operating profit after remeasurement items, 2013 and 2012,respectively	28 624		22 095
Exchange rate effects	9 223	32	6 628	30
Net product and feedstock price	(1 010)	(4)	(2 198)	(10)

—crude oil effects	361	1	(1 605)	(7)
—other products	(1 371)	(5)	(593)	(3)

Inflation on other operating costs	(962)	(3)	(1 001)	(5)
Net volume and productivity effects	218	1	1 932	9
Effects of remeasurement items	(254)	(1)	161	1
Other effects(1)	(2 851)	(10)	1 007	5

Operating profit after remeasurement items, 2014 and 2013, respectively	32 988		28 624

(1)
Increase in 2014 is mainly due to the movement in the environmental provisions and higher depreciation charges.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2014	2013	2012
	(Rand in millions)
Scrapping of property, plant and equipment	52	62	57
Scrapping of assets under construction	282	16	181
Profit on disposal of property, plant and equipment	(3)	(1)	—

Total loss	331	77	238

        The remeasurement items in 2014 include the following:

  •
  Scrapping of assets under construction of R282 million relating to the Clean Fuels 2 programme, whereby the scope of the project changed due to new cleaner fuels standards.

  •
  Scrapping of property, plant and equipment of R52 million which are no longer economically viable and whose technologies can no longer be used.

  •
  Other smaller assets were disposed of realising a profit of R3 million in 2014.

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

Sasol Oil—results of operations

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	79 832	66 639	13 193	20	66 239	400	1
Inter-segment	807	635	172	27	620	15	2

Total turnover	80 639	67 274	13 365	20	66 859	415	1
Operating costs and expenses(1)	(79 108)	(65 415)	(13 693)	21	(65 434)	19	—

Operating profit after remeasurement items	1 531	1 859	(328)	(18)	1 425	434	30

Operating margin %	2	3			2

(1)
Operating costs and expenses net of other income.

Results of operations 2014 compared to 2013

        Total turnover increased by 20% from R67 274 million in 2013 to R80 639 million in 2014. Compared to the prior year, sales and production volumes were respectively 4,8% and 6,8% higher. Sales volumes increased due to higher demand from the export, aviation and commercial markets. Production volumes were higher in 2014 primarily due to the extended shutdown of Natref in 2013. Normalised production volumes for Natref increased by 2%.

        Operating profit of R1 531 million was 18% lower than the operating profit of R 1 859 million in 2013, primarily due to lower refining margins of US$7,13 in 2014 compared to US$9,67 in 2013, as well as lower virtual refining margins of US$2,01/b in 2014 compared to US$3,23/b in 2013, partially offset by a weaker average rand/US dollar exchange rate.

Results of operations 2013 compared to 2012

        Total turnover increased by 1% from R66 859 million in 2012 to R67 274 million in 2013 mainly due to higher crude refining margins of US$9,67 in 2013 compared to US$8,44 in 2012 as well has higher virtual refining margins of US$3,23/b in 2013 compared to US$3,21/b in 2012. In addition, profitability was enhanced by higher petroleum product prices and a weaker average rand/US dollar exchange rate. This benefit was partially offset by lower sales and production volumes due to lower demand, in particular for black products, on the back of higher petroleum product prices. Total liquid fuel sales were lower at 8,9 million cubic metres (Mm3) in 2013 compared with 9,6 Mm3 in 2012, specifically due to the overland exporters into Southern Africa and lower sales to refining wholesalers resulting from lower production volumes at Natref.

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

        The main factors contributing to the decrease/increase in operating profit were:

	Change 2014/2013		Change 2013/2012
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2013 and 2012, respectively	1 859		1 425
Exchange rate effects	536	29	324	22
Net product and feedstock price	(684)	(37)	375	26
Inflation on other operating costs	(144)	(8)	(121)	(8)
Net volume and productivity effects	141	8	(196)	(14)
Effects of remeasurement items	48	2	(62)	(4)
Other effects(1)	(225)	(12)	114	8

Operating profit after remeasurement items, 2014 and 2013, respectively	1 531		1 859

(1)
The amount in 2014 relates mainly to higher share-based payment expenses.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2014	2013	2012
	(Rand in millions)
Net impairment of property, plant and equipment	8	(8)	1
Impairment of goodwill	—	45	—
Scrapping of property, plant and equipment	4	15	11
Scrapping of assets under construction	9	18	2
Loss on disposal of property, plant and equipment	7	8	—
Profit on disposal of business	—	(2)	—

Total loss	28	76	14

        The remeasurement items in 2014 include the impairment of selected retail convenience centres which have been identified for divestment, as well as various other projects and assets with small carrying values which were written off.

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

        The remeasurement items in 2012 include the impairment and scrapping of various projects and assets with small carrying values.

International energy cluster

Sasol Synfuels International (SSI)—results of operations

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	725	881	(156)	(18)	667	214	32
Inter-segment	—	—	—	—	135	(135)	(100)

Total turnover	725	881	(156)	(18)	802	79	10
Operating costs and expenses(1)	(1 660)	(1 872)	212	(11)	(1 639)	(233)	14

Operating loss after remeasurement items	(935)	(991)	56	6	(837)	(154)	18

Operating margin %	(129)	(112)			(104)

(1)
Operating costs and expenses net of other income.

Results of operations 2014 compared to 2013

        Total turnover decreased by 18% from R881 million in 2013 to R725 million in 2014 mainly due to decreased catalyst sales to ORYX GTL and Sasol Chevron.

        Operating costs and expenses decreased by 11% mainly due to lower US GTL study costs and the positive impact on other operating income of the weaker average rand US/dollar exchange rate, which was partially offset by the impairment of our investment in Uzbekistan GTL of R275 million.

        Excluding a partial impairment of Uzbekistan of R275 million during 2014, operating costs and expenses decreased from 2013 by R487 million mainly due to a refund from Chevron of R250 million, paid as part of a settlement agreement between Sasol, Chevron and EGTL.

Results of operations 2013 compared to 2012

        Total turnover increased by 10% from R802 million in 2012 to R881 million in 2013 mainly due increase in catalyst sales to ORYX GTL and Sasol Chevron.

        Operating costs and expenses increased by 14% mainly due to inflation and higher US GTL study costs offset by the positive impact on other operating income of the weaker average rand US/dollar exchange rate.

        The main factors contributing to the decrease/increase in operating loss were:

	Change 2014/2013		Change 2013/2012
	(Rand in millions)%		(Rand in millions)%
Operating loss after remeasurement items, 2013 and 2012, respectively	(991)		(837)
Exchange rate effects	(85)	9	104	(12)
Inflation on other operating costs	(44)	4	(25)	3
Net volume and productivity effects	(10)	1	—	—
Effects of remeasurement items	(282)	28	7	1
Other effects	477	(48)	(240)	29

Operating loss after remeasurement items, 2014 and 2013, respectively	(935)		(991)

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2014	2013	2012
	(Rand in millions)
Profit on disposal of property, plant and equipment	—	(7)	—
Impairment of investment	275	—	—

Total loss / (profit)	275	(7)	—

        The impairment of investment of R275 million in 2014 relates to the partial impairment of our investment in Uzbekistan GTL. In 2013, based on the reprioritisation of our capital projects, the Sasol Limited board approved a decrease in Sasol's shareholding in the Uzbekistan GTL project from 44,5% to 25,5%.

        The remeasurement items in 2013 include the profit on disposal of property, plant and equipment of R7 million which primarily relates to catalysts sold to ORYX GTL.

Sasol Petroleum International (SPI)—results of operations

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2 990	2 177	813	37	1 778	399	22
Inter-segment	2 218	1 457	761	52	1 333	124	9

Total turnover	5 208	3 634	1 574	43	3 111	523	17
Operating costs and expenses(1)	(11 189)	(5 520)	(5 669)	103	(5 047)	(473)	9

Operating loss after remeasurement items	(5 981)	(1 886)	(4 095)	217	(1 936)	50	(3)

Operating margin %	(115)	(52)			(62)

(1)
Operating costs and expenses net of other income and including exploration costs and depreciation.

Results of operations 2014 compared to 2013

        Total turnover increased by 43% from R3 634 million in 2013 to R5 208 million in 2014.

        Production volumes from our assets in Mozambique and Gabon increased by 9% mainly due to an improvement in production. Natural gas produced and sold in Mozambique increased by 13% from 103,0 MGJ in 2013 to 116,4 MGJ in 2014. Our Canadian operations produced and sold 21,3 billion standard cubic feet (Bscf) of natural gas during 2014 compared to 22,3 Bscf in 2013. Total condensate sales decreased from 0,4 million bbl in 2013 to 0,3 million bbl in 2014. Total oil sales after royalties from Gabon was 1,7 million bbl in 2014 compared to 1,5 million bbl in 2013.

        Operating costs increased by 103% mainly due to the impairment of our Canadian shale gas asset in Montney of R5,3 billion. An operating loss of R5 981 million was recorded in 2014 compared to an operating loss of R1 886 million in 2013.

        Our Canadian shale gas asset remains under pressure due to low gas market prices and high depreciation charges, contributing to the operating loss for the year. We are actively de-risking this asset to optimise ramp-up of development activities once gas prices increase.

        Excluding Canada, an operating profit of R1 022 million was achieved in 2014, compared to an operating loss of R71 million in 2013, mostly due to improved production from our Mozambique and Gabon assets and the positive impact of a weaker rand/US dollar exchange rate.

Results of operations 2013 compared to 2012

        Total turnover increased by 17% from R3 111 million in 2012 to R3 634 million in 2013.

        Production volumes from our combined assets in Mozambique, Canada and Gabon, increased by 16% compared to 2012. Natural gas produced and sold increased by 14% from 90,0 MGJ in 2012 to 103,0 MGJ in 2013. Our Canadian operations produced and sold 22,3 billion standard cubic feet (Bscf) of natural gas during 2013 compared to 17,0 Bscf in 2012. Total condensate sales increased from 0,3 million bbl in 2012 to 0,5 million bbl in 2013. Total oil sales after royalties from Gabon was 1,5 million bbl in 2013 compared to 1,5 million bbl in 2012. Although Gabon oil production is slowly declining, we are maturing additional volumes in Gabon to sustain the asset life-time.

        Operating costs and expenses increased by 9% mainly due to the advancing of various growth initiatives, the impact of a weaker rand/US dollar exchange rate, increased depreciation relating to our Canadian operations as well as the write off of the Mupeji-1 dry well in Mozambique amounting to R442 million.

        The main factors contributing to the movement in the operating loss were:

	Change 2014/2013		Change 2013/2012
	(Rand in millions)	%	(Rand in millions)	%
Operating loss after remeasurement items, 2013 and 2012, respectively	(1 886)		(1 936)
Exchange rate effects	159	(8)	(63)	3
Net product and feedstock price	337	(18)	30	(2)

—crude oil effects	10	(1)	(67)	3
—other products	327	(17)	97	(5)

Inflation on other operating costs	(68)	4	(31)	2
Net volume and productivity effects	357	(19)	81	(4)
Effects of remeasurement items(1)	(5 044)	267	1 181	(61)
Other effects	164	(9)	(1 148)	59

Operating loss after remeasurement items, 2014 and 2013, respectively	(5 981)		(1 886)

(1)
The amount in 2014 includes the impairment of the Canadian shale gas assets of R5,3 billion.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2014	2013	2012
	(Rand in millions)
Write-off of unsuccessful exploration wells	43	469	270
Impairment of property, plant and equipment	2 828	—	519
Impairment of assets under construction	2 611	15	879
Scrapping of property, plant and equipment	(7)	14	—
Profit on sale of property, plant and equipment	(3)	(1)	—
Profit on disposal of businesses	—	(69)	(59)

Total loss	5 472	428	1 609

        The remeasurement items for 2014 include the following:

  •
  Impairment of the Farrel Creek and Cypress A shale gas assets in Canada of R5,3 billion (CAD540 million). The impairment was mainly due to the decline in gas prices in North America and the decline in valuation of recent market transactions for similar assets in the Montney region.

  •
  The write-off of the unsuccessful exploration wells of R43 million mainly relates to the Ovoka well in the Etame Marin Permit, offshore Gabon that was declared dry during 2014.

  •
  Other impairments for 2014 include prospecting licences in Botswana of R95 million and R36 million relating to an exploration licence in Mozambique.

  •
  A few assets with small carrying values were scrapped as the projects were not considered to be economically viable. The proceeds from scrapping amounted to a net R7 million.

        The remeasurement items for 2013 include the following:

  •
  An amount of R442 million that was written-off on the Mupeji-1 dry well in Mozambique as well as R27 million that was written-off on the EEBOM-5P dry well.

  •
  The net impairment of assets under construction relates to the impairment of the M-10 licence acquisition costs of R26 million as well as the partial reversal of impairment of R11 million relating to Blocks 16&19 arising from the finalisation of the cost of the project. The impairment recognised in 2012 was based on the estimated cost.

  •
  A few assets with small carrying values were scrapped as the projects were not considered to be economically viable.

  •
  SPI realised a R69 million profit on the disposal of its share in PPL426 and PPL287 licences in Papua New Guinea.

        The remeasurement items for 2012 include the following:

  •
  An amount of R270 million that was written-off in respect of capitalised exploration wells subsequently appraised to be unsuccessful. This amount mainly relates to the WA-433-P licence in the Carnavon Basin offshore North West Australia.

  •
  An amount of R434 million, which had been capitalised in respect of exploration expenditure on Blocks 16&19, in Mozambique was impaired to zero as it was determined that it is not economically viable to develop Blocks 16&19.

  •
  An amount of R964 million (CAD120 million) was recognised as a partial impairment in respect of the Farrell Creek and Cypress A asset at 30 June 2012.

  •
  Sasol Petroleum International disposed of its JDZ Block-1 licence in Nigeria, realising a loss on disposal of R1 million. This was offset by a profit realised of R60 million on the farm-down of a 10% equity share in the PPL-285 licence in Papua New Guinea.

Chemical Cluster

Sasol Polymers—results of operations

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	20 998	17 611	3 387	19	15 794	1 817	12
Inter-segment	147	148	(1)	(1)	128	20	16

Total turnover	21 145	17 759	3 386	19	15 922	1 837	12
Operating costs and expenses(1)	(21 912)	(19 265)	(2 647)	14	(16 942)	(2 323)	14

Operating loss after remeasurement items	(767)	(1 506)	739	(49)	(1 020)	(486)	48

Operating margin %	(4)	(8)			(6)

(1)
Operating costs and expenses net of other income.

Results of operations 2014 compared to 2013

        Total turnover increased by 19% from R17 759 million in 2013 to R21 145 million in 2014, which was mainly due to higher dollar-based prices and a weaker exchange rate. Production volumes were 12% higher than in 2013, mainly due to improved plant efficiencies as well as plant stability benefits derived from the commissioning of Ethylene Purification Unit 5 (EPU5) in October 2013. Total sales volumes increased by 5%. Sales volumes from our South African polymers business increased from 1 317 Mt in 2013 to 1 431 Mt in 2014.

        An operating loss of R767 million was recorded in 2014, an improvement from the operating loss of R1 506 million in 2013. The operating loss includes penalties of R534 million relating to the South African Competition Tribunal fine, as well as a final loss on disposal of our Arya Sasol Polymers Company (ASPC) business in Iran of R198 million. Excluding these once off items of R732 million, the Polymers business was close to break even.

Results of operations 2013 compared to 2012

        Total turnover increased by 12% from R15 922 million in 2012 to R17 759 million in 2013, mainly due to the weakening of the rand against the US dollar and an increase in sales volumes in our South African polymers business despite the slow recovery in the polymers market.

        The South African polymers business recorded an operating loss of R1 506 million (2012—R1 020 million). The increase in sales volumes from 1 256 Mt in 2012 to 1 317 Mt in 2013 in the South African polymers business was negated by the slowing of the international polymers market, coupled with the continued margin squeeze experienced in the South African polymers business, where feedstock price increases outweighed the increases in selling prices.

        The main factors contributing to the decrease/increase in operating loss were:

	Change 2014/2013		Change 2013/2012
	(Rand in millions)	%	(Rand in millions)	%
Operating loss after remeasurement items, 2013 and 2012, respectively	(1 506)		(1 020)
Exchange rate effects	571	(38)	645	(63)
Net product and feedstock price	628	(42)	(258)	26

—crude oil	(28)	2	361	(35)
—other products	656	(44)	(619)	61

Inflation on other operating costs	(187)	12	(156)	15
Net volume and productivity effects	818	(54)	(513)	50
Effects of remeasurement items	(150)	10	(21)	2
Other effects(1)	(941)	63	(183)	18

Operating loss after remeasurement items, 2014 and 2013, respectively	(767)		(1 506)

(1)
Other effects in 2014 include penalties of R534 million that were imposed by the South African Competition Tribunal.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2014	2013	2012
	(Rand in millions)
Impairment of goodwill	16	—	—
Loss on disposal of investment	122	—	—
Scrapping of property, plant and equipment	6	5	2
Scrapping of assets under construction	1	17	—
Loss on sale of other assets	27	—	—
Profit on disposal of property, plant and equipment	(1)	—	(1)

Total loss	171	22	1

        The loss on disposal of investments was R122 million for 2014 and includes a loss on de-recognition of an investment of R34 million, a loss on disposal of our investment in ASPC of R198 million and a fair value gain of R110 million on the acquisition of the remaining shares in Wesco China Limited.

        Numerous assets with small carrying values were written off to the value of R6 million.

        In 2013, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R5 million.

        Scrapping of assets under construction in 2013 includes the scrapping of the close lid technology project of R12 million. Other assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R5 million.

        In 2012, various projects and assets were retired from use and disposed of realising a profit of R1 million and numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R2 million.

Sasol Solvents—results of operations

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	16 331	18 951	(2 620)	(14)	17 020	1 931	11
Inter-segment	1 975	1 777	198	11	1 484	293	20

Total turnover	18 306	20 728	(2 422)	(12)	18 504	2 224	12
Operating costs and expenses(1)	(18 106)	(19 903)	1 797	(9)	(17 123)	(2 780)	16

Operating profit after remeasurement items	200	825	(625)	(76)	1 381	(556)	(40)

Operating margin %	1	4			7

(1)
Operating costs and expenses net of other income.

Results of operations 2014 compared to 2013

        Total turnover decreased by 12% from R20 728 million in 2013 to R18 306 million in 2014. Sales volumes decreased by 21% from 1,61 Mt sold in 2013 to 1,27 Mt sold in 2014. The co-monomers product portfolio was transferred into Sasol O&S from Sasol Solvents, effective 1 July 2013, and therefore the results of this product portfolio were excluded from this date.

        Operating profit, decreased by 76% to R200 million compared to 2013. The financial performance was negatively impacted by the partial impairment of R466 million (EUR32 million) of our Solvents Germany operations as well as a loss on disposal of these operations of R966 million (EUR67 million). After adjusting for the sale of the Solvents Germany operations, operating profit increased by 54%, mainly as a result of an increase in margins due to the weaker rand against the US dollar exchange rate.

Results of operations 2013 compared to 2012

        Total turnover increased by 12% from R18 504 million in 2012 to R20 728 million in 2013 mainly due to an increase in sales volumes and the positive impact of a weaker rand/US dollar exchange rate. This benefit was partially offset by declining US dollar selling prices and contracting margins, resulting from continued high feedstock prices during the year.

        Sales volumes increased by 6% from 1,56 Mt sold in 2012 to 1,66 Mt sold in 2013. Production volumes were comparable with the prior year.

        Operating costs and expenses increased by 16% due to a partial impairment of R242 million related to our German operations and the increased cost of feedstock coupled with the impact of a weaker rand/US dollar exchange rate.

        The main factors contributing to the decrease in operating profit were:

	Change 2014/2013		Change 2013/2012
	(Rand in millions)	%	(Rand in millions)	%
Operating profit after remeasurement items, 2013 and 2012, respectively	825		1 381
Exchange rate effects	(164)	(20)	654	47
Net product and feedstock price	989	120	(983)	(71)

—crude oil	(65)	(8)	(162)	(12)
—other products	1 054	128	(821)	(59)

Inflation on other operating costs	(104)	(13)	(100)	(7)
Net volume and productivity effects	(161)	(20)	243	18
Effects of remeasurement items	(1 168)	(141)	(258)	(19)
Other effects	(17)	(2)	(112)	(8)

Operating profit after remeasurement items, 2014 and 2013, respectively	200		825

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2014	2013	2012
	(Rand in millions)
Net impairment of property, plant and equipment	447	165	12
Loss on disposal of business	966	—	—
Impairment of assets under construction	8	9	—
Impairment of intangible assets	23	60	25
Impairment of investments	2	8	—
Scrapping of property, plant and equipment	63	97	44
Loss on disposal of intangible assets	2	—	—
(Profit)/loss on disposal of property, plant and equipment	(2)	2	2

Total loss	1 509	341	83

        The remeasurement items in 2014 include the following:

  •
  Impairment of Solvents Germany assets amounting to R466 million (EUR32 million).

  •
  A loss on disposal of the Solvents Germany assets of R966 million (EUR67 million).

  •
  The scrapping of property, plant and equipment of R63 million, which relates to the scrapping of the rhodium catalyst.

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

  •
  Various projects and assets were retired from use and disposed of realising a loss of R2 million.

Sasol Olefins & Surfactants (Sasol O&S)—results of operations

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	55 257	40 580	14 677	36	37 044	3 536	10
Inter-segment	814	698	116	17	654	44	7

Total turnover	56 071	41 278	14 793	36	37 698	3 580	9
Operating costs and expenses(1)	(50 735)	(37 698)	(13 037)	35	(34 505)	(3 193)	9

Operating profit after remeasurement items	5 336	3 580	1 756	49	3 193	387	12

Operating margin %	10	9			8

(1)
Operating costs and expenses net of other income.

Results of operations 2014 compared to 2013

        Total turnover increased by 36% from R41 278 million in 2013 to R56 071 million in 2014, mainly due to an increase in sales volumes and the weaker rand/euro dollar exchange rate.

        Total sales volumes increased by 14% from 2,00 Mt in 2013 to 2,29 Mt in 2014. The co-monomers business was transferred from Solvents to O&S effective 1 July 2013 and their results are included from this effective date.

        Operating profit increased in 2014 by 49% to R5 336 million compared to R3 580 million in 2013. Our US operations continue to benefit from the low US ethane price, and whilst our European operations had some year-on-year improvement in results, they remained under pressure due to softer demand, coupled with continued high petrochemical feedstock prices and the slower than expected economic recovery in Europe.

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

        The main factors contributing to the increase/decrease in operating profit were:

	Change 2014/2013		Change 2013/2012
	(Rand in millions)%		(Rand in millions)%
Operating profit after remeasurement items, 2013 and 2012, respectively	3 580		3 193
Exchange rate effects	1 027	29	407	13
Net product and feedstock price	1 524	42	336	10
Inflation on other operating costs	(135)	(4)	(121)	(4)
Net volume and productivity effects	(49)	(1)	307	10
Effects of remeasurement items	(82)	(2)	(243)	(8)
Other effects	(529)	(15)	(299)	(9)

Operating profit after remeasurement items, 2014 and 2013, respectively	5 336		3 580

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2014	2013	2012
	(Rand in millions)
Impairment of intangible assets	—	61	85
Reversal of impairment of intangible assets	(21)	—	—
Scrapping of asset under construction	86	—	—
Scrapping of property, plant and equipment	78	5	9
Loss on disposal of property, plant and equipment	3	12	12
Profit on disposal of business	—	(14)	(285)

Total loss/(profit)	146	64	(179)

        The remeasurement items in 2014 include the following:

  •
  The reversal of impairment of intangible assets of R21 million relating to emission rights of Sasol Italy during the year.

  •
  The scrapping of the asset under construction relating to the write-down of the Tetramisation plant, phase 2 of R86 million, as the project was no longer considered viable.

  •
  Scrapping of property, plant and equipment is mainly due to the scrapping of rhodium catalyst of R32 million, and various other assets with small carrying values were written off.

  •
  A number of assets were retired from use realising a loss of R3 million.

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

Other Chemicals—results of operations

        Other chemical business includes Sasol Nitro, Sasol Wax, Sasol Phenolics (Merisol), Sasol Infrachem and various smaller chemical businesses.

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	19 074	15 178	3 896	26	12 861	2 317	18
Inter-segment	5 401	4 000	1 401	35	4 180	(180)	(4)

Total turnover	24 475	19 178	5 297	28	17 041	2 137	13
Operating costs and expenses(1)	(20 837)	(19 055)	(1 782)	9	(16 073)	(2 982)	19

Operating profit after remeasurement items	3 638	123	3 515	2 858	968	(845)	(87)

Operating margin %	15	1			6

(1)
Operating costs and expenses net of other income.

Results of operations 2014 compared to 2013

        Turnover increased by 28% from R 19 178 million in 2013 to R24 475 million in 2014.

        Our other chemical businesses recorded an operating profit of R3 638 million in 2014 compared to an operating profit of R123 million in 2013. The operating profit of the Sasol Wax business increased by R1 410 million from R1 413 million in 2013 to R 2 823 million in 2014. This includes a payment of R2,5 billion (EUR168,2 million) received from the European Commission, based on a favourable judgement for Sasol by the European General Court by which the Court has reduced a fine paid by Sasol in 2009 from EUR318,2 million to EUR149,98 million.

        Sasol Infrachem's operating profit of R1 165 million was negatively affected by softer global ammonia prices, coupled with lower production volumes.

        The Sasol Nitro business incurred an operating loss of R332 million for the year. While sales volumes increased slightly, the explosives and fertiliser businesses faced challenging trading and market conditions, characterised by the prolonged industrial action in the platinum mining sector and depressed nitrogen fertiliser business.

        Sasol Phenolics contributed R2 447 million to the group's external turnover in 2014 mainly due to increased sales volumes.

Results of operations 2013 compared to 2012

        Our other chemical businesses recorded an operating profit of R123 million in 2013 compared to an operating profit of R968 million in 2012.

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

        In December 2012, Sasol acquired the remaining 50% shareholding in Sasol Phenolics for a purchase consideration of R730 million (US$85 million). Sasol Phenolics contributed R1 037 million to the group's external turnover in 2013 mainly due to increased sales volumes.

Remeasurement items

        Operating costs and expenses includes the effect of the following remeasurement items:

	2014	2013	2012
	(Rand in millions)
Net impairment of property, plant and equipment	6	41	34
Impairment of assets under construction	3	2 030	—
Impairment of intangible assets	57	1	1
Impairment of goodwill	3	3	—
Impairment of investment	1	—	—
Reversal of impairment of intangible assets	—	(25)	—
Scrapping of property, plant and equipment	12	5	30
Scrapping of assets under construction	4	2	7
(Profit)/loss on disposal of property, plant and equipment	(4)	1	(23)
Loss on disposal of intangible assets	—	4	—
Profit on disposal of businesses	—	(233)	(124)
Profit on disposal of associate	—	—	(7)

Total loss/(profit)	82	1 829	(82)

        The remeasurement items in 2014 include the following:

  •
  Impairment of property, plant and equipment—Sasol Wax recognised an impairment on property, plant and equipment of R6 million relating to Prices Candles.

  •
  Impairment of assets under construction—Sasol Nitro impaired assets under construction to the value of R3 million.

  •
  Impairment of intangible assets—Sasol Phenolics impaired emission rights to the value of R57 million, due to the decrease in the market price of emission rights during the year.

  •
  Impairment of goodwill—Sasol Wax recognised an impairment of goodwill of R3 million relating to Prices Candles.

  •
  Impairment of investment—Sasol Phenolics impaired an investment of R1 million.

  •
  Scrapping of property, plant and equipment—Sasol Nitro scrapped property, plant and equipment of R12 million relating to assets in the fertiliser business.

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

  •
  Impairment of assets under construction and goodwill—An impairment of R2 033 million was recognised at 30 June 2013 in respect of the Fischer Tropsch Wax Expansion Project (FTWEP) which is part of Sasol Wax. Due to the volatile macroeconomic environment and increased costs relating primarily to construction delays and poor labour productivity, an impairment review was performed. After a robust reassessment of the FTWEP project economics, Sasol Wax South Africa was impaired by R2 033 million at 30 June 2013 based on the value in use being lower than the carrying value. The impairment was allocated to assets under construction (R2 030 million) and goodwill (R3 million). Refer to Note 38 to "Item 18—Financial statements" for more detail.

  •
  Reversal of impairment of intangible assets—Reversal of impairment of intangible assets related to Sasol Phenolics amounting to R25 million due to the increase in the market price of emission rights during the year.

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

  •
  The fair value gain of R233 million on the acquisition of businesses relates to the remeasurement to fair value of our existing shareholding in the Sasol Phenolics business, which arose from the acquisition of the remaining 50% of Sasol Phenolics.

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

Other businesses—results of operations

        Other businesses include Sasol Financing, Sasol Technology, the group's central administration activities and alternative energy businesses.

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	53	13	40	308	106	(93)	(88)
Inter-segment	1 010	355	655	185	11	344	3 127

Total turnover	1 063	368	695	189	117	251	215
Operating costs and expenses(1)	(2 027)	1 650	(3 677)	(223)	1 238	412	33

Operating (loss)/profit after remeasurement items	(964)	2 018	(2 982)	(148)	1 355	663	49

(1)
Operating costs and expenses net of other income.

Results of operations 2014 compared to 2013

        Operating loss for 2014 was negatively impacted by higher share-based payment expenses due to the increase in the Sasol share price.

Results of operations 2013 compared to 2012

        Operating profit for 2013 was positively impacted by net gains realised on hedging activities.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2014	2013	2012
	(Rand in millions)
Impairment of intangible and other assets	—	11	16
Impairment of assets under construction	3	42	—
Impairment of investments	—	—	3
Scrapping of property, plant and equipment	43	33	16
Scrapping of assets under construction	1	37	—
Loss on disposal of intangible assets	23	—	—
Profit on disposal of property, plant and equipment	(12)	(11)	(14)

Total loss	58	112	21

        The remeasurement items in 2014 include the following:

  •
  An impairment of assets under construction of R3 million was recognised due to development costs of land that was impaired.

  •
  Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R43 million.

  •
  Scrapping of intangible assets of R23 million relates to an in-house software programme that was no longer in use by Sasol Technology.

  •
  Profit on disposal of property, plant and equipment of R12 million relates to numerous assets that were disposed of during the year.

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

  •
  An impairment of R3 million relates to the 40% investment in Thin Film Solar Technologies (Pty) Ltd which was subsequently sold for a consideration equal to its carrying value.

  •
  Numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R16 million.

  •
  Profit on disposal of property, plant and equipment of R14 million mainly relates to the disposal of an accommodation facility owned by Sasol in the Secunda area.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements: See "Item 18—Financial Statements—Accounting policies and financial reporting terms"

5.B    Liquidity and capital resources

Liquidity

        Management believes that cash on hand and funds from operations, together with our existing borrowing facilities, will be sufficient to cover our reasonably foreseeable working capital and debt service requirements. We finance our capital expenditure from funds generated out of our business operations, existing borrowing facilities and, in some cases, additional borrowings to fund specific projects.

        In 2014, we continued with our cash conservation approach, which included our cost containment strategy and the suspension of our share repurchase programme. This enhanced the group's strong cash position. In addition, our cash conservation approach also included the prioritisation of our capital expenditure programme. In the short term, our capital expenditure was prioritised to that which can be funded through cash generated from operating activities.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2014, 2013 and 2012:

	2014	2013	2012
	(Rand in millions)
Net cash retained from operating activities	43 975	36 292	26 741
Net cash utilised in investing activities	(37 813)	(30 833)	(26 523)
Net cash retained from / (utilised by) financing activities	909	8 516	(1 221)

        The cash generated by our operating activities is applied first to pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is applied primarily to invest in our capital investment programme.

Operating activities

        Net cash retained from operating activities has increased over the past three years to R43 975 million in 2014 from R36 292 million in 2013 and R26 741 million in 2012 as a result of improved operational performance and the weakening of the average rand/US dollar exchange rate. Cash flows retained from operating activities include the following significant cash flows:

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Cash generated by operating activities	65 449	51 906	13 543	26	40 861	11 045	27
Income tax paid	(13 647)	(10 367)	(3 280)	32	(10 612)	245	(2)
Dividends paid	(13 248)	(10 787)	(2 461)	23	(9 600)	(1 187)	12

        In 2014, the average rand/US dollar exchange rate weakened by 17% to R10,39/US$ at 30 June 2014 compared with R8,85/US$ at 30 June 2013. The impact of the weaker average rand/US dollar exchange rate, improved operational performance, and a progressive improvement in chemical prices has had a positive impact on our operations in 2014. Cash generated by operating activities has increased by 26% to R65 449 million in 2014 and by 27% to R51 906 million in 2013. In line with operating profit generated by our businesses, the most significant contributor to our cash generated by operations is Sasol Synfuels.

        The increase in income tax paid resulted primarily from the increase in taxable profit of the group during 2014. The decrease in tax paid in 2013 was due to the replacement of Secondary Tax on Companies (STC) with a dividend withholding tax. STC paid in 2012 amounted to R1 011 million.

        Dividends paid amounted to R13 248 million in 2014 compared to R10 787 million in 2013 and R9 600 million in 2012. We have a progressive dividend policy to distribute dividends on a regular basis, to maintain and/or grow dividends in line with the anticipated sustainable growth in earnings, barring significant economic variables such as fluctuations in the oil price and exchange rates. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macroeconomic environments are considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,4 times. Our dividend cover is 2,3 times for 2014.

Investing activities

        Net cash utilised in investing activities has increased from R26 523 million in 2012 to R30 833 million in 2013 and to R37 813 million in 2014.

        Cash flows utilised in investing activities include the following significant cash flows:

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Additions to non-current assets(1)	(38 779)	(30 414)	(8 365)	28	(28 539)	(1 875)	7
Acquisition of interests in joint ventures	—	(730)	730	(100)	(24)	(706)	2 942
Disposal of businesses	1 353	167	1 186	710	713	(546)	(77)
Acquisition of interests in associates	(519)	—	(519)	100	—	—	—

(1)
Includes additions to property, plant and equipment, assets under construction and intangible assets.

Additions to non-current assets

        In 2014, we invested approximately R39 billion, compared with R30 billion in 2013 and R29 billion in 2012, in capital expenditure (on a cash flow basis excluding capitalised borrowing costs and including projects entered into by our joint ventures) to sustain and enhance our existing facilities and to expand operations.

        The additions to non-current assets is primarily due to capital expenditure on projects to expand our operations, which includes the following key projects:

Projects(1)	Business unit	30 June 2014	30 June 2013	30 June 2012
		(Rand in millions)
Looplines project	Sasol Gas	613	407	—
Gas heated heat exchange reformers	Sasol Synfuels	473	889	669
Water recovery facility for growth programme 1A	Sasol Synfuels	440	375	122
Canadian shale gas exploration and development	Sasol Petroleum International	3 155	3 177	6 441
Mozambique exploration and development	Sasol Petroleum International	181	703	391
C3 stabilisation	Sasol Polymers	398	427	101
Ethylene tetramerisation project in North America	Sasol Olefins & Surfactants	533	1 220	809
Fischer-Tropsch wax expansion project	Other chemical businesses	2 170	2 271	2 884
Ethane cracker and downstream derivatives project in North America	Chemical businesses	5 081	1 032	—
Land acquisitions in North America	Chemical business	262	562	—
Gas-to-liquids project in North America	Sasol Synfuels International and Chemical businesses	1 461	168	—
Mozambique plant—Central Termica de Ressano Garcia (CTRG)	Other businesses	433	548	—
Sasolburg gas power engines	Other businesses	—	310	949
Other projects to expand operations(2)	Various	3 620	3 338	4 935

		18 820	15 427	17 301

(1)
The amounts include business development costs and our group's share of capital expenditure of joint operations. The amounts exclude finance expenses capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

(2)
Includes property, plant and equipment and assets under construction.

        In addition, we invested R19 959 million, R14 987 million and R11 238 million on non-current assets in 2014, 2013 and 2012, respectively, to sustain existing operations.

Projects(1)(2)	Business unit	2014	2013	2012
		(Rand in millions)
Impumelelo colliery to maintain Brandspruit colliery operation	Sasol Mining	1 265	1 016	584
Shondoni colliery to maintain Middelbult colliery operation	Sasol Mining	1 396	618	74
Tweedraai project	Sasol Mining	560	43	—
Major shutdown and statutory maintenance	Sasol Synfuels	3 392	2 299	1 636
Replacement of tar tanks and separators	Sasol Synfuels	680	471	68
Clean fuels 2 project	Sasol Synfuels and Sasol Oil	549	197	—
Expenditure related to environmental obligations	Various	785	896	587
Expenditure incurred relating to safety regulations	Various	1 394	463	282
Other projects to sustain existing operations	Various	9 938	8 984	8 007

		19 959	14 987	11 238

(1)
The amounts include business development costs and our group's share of capital expenditure of joint operations. The amounts exclude borrowing costs capitalised. These amounts were approved by our board of directors. We hedge all our major South African capital expenditure in foreign currency immediately upon commitment of the expenditure or upon approval of the project.

(2)
Includes property, plant and equipment, assets under construction and intangible assets.

        Included in the above capital expenditure, we invested approximately R81 million in intangible assets (including investments made by joint ventures), mainly in respect of software, patents and trademarks during the year. For a discussion of the method of financing capital expenditure, refer to "Item 5.B—Liquidity and capital resources—liquidity".

        As at 30 June 2014, we had authorised approximately R111 billion of group capital expenditure in respect of projects in progress, of which we had spent approximately R52 billion by 30 June 2014. Of the unspent capital commitments of R59 billion, we expect to spend R39 billion in 2015 and R20 billion between 2016 and 2020. For more information regarding our capital commitments refer to "Item 5.F—Capital and contractual commitments".

Acquisition of interests in associates

        In September 2013, Sasol acquired the remaining 60% shareholding in Wesco China, Limited for a purchase consideration of R519 million (US$52 million), resulting in a fair value gain of R110 million on the acquisition.

Acquisition of interests in joint ventures

        In 2013, we acquired the remaining 50% shareholding in Merisol for a purchase consideration of R730 million (US$85 million).

        In 2012, we acquired an additional 11,2% interest in the Uzbekistan GTL project for a purchase consideration of R24 million, increasing our total participating interest in this project to 44,5%.

Disposals

        During 2014, we disposed of businesses for a net consideration of R1 353 million (2013—net consideration of R167 million and 2012—net consideration of R713 million). The disposals during 2014 include the following:

  •
  In July 2013, Sasol Gas disposed of its 49% share in Spring Lights Gas for a purchase consideration of R474 million, realising a profit on disposal of R453 million;

  •
  In August 2013, Sasol disposed of its 50% interest in ASPC for a purchase consideration of R3 606 million (US$365 million). The purchase consideration was settled through dividends, shareholder loans and cash. The cash consideration transferred in 2014 was R 1 845 million. A final loss of R198 million was recognised on the disposal of the investment; and

  •
  In May 2014, Sasol Solvents disposed of its Solvents Germany GmbH assets when merger control approval was obtained for the transaction. As part of the disposal, Sasol contributed R966 million (EUR67 million) for the transfer of the disposal group.

        The 2013 disposals include the following:

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

        Our long-term capital investments in the US will constitute a significant portion of total capital expenditure over the next 10 years coupled with other projects to expand and sustain existing business. These projects will be financed by a combination of internally generated cash flow and variable and fixed-rate long-term debt. The group's gearing currently remains low (gearing of negative 6,3%), and we have sufficient headroom to fund our near-term growth opportunities, grow dividends and provide a buffer against volatilities. We expect the low level of gearing to be maintained in the short term. However, over the medium term, in anticipation of our large capital investment programme, we expect our gearing level to move within our targeted range of 20% to 40%.

        Following the successful issuance of the US dollar bond in November 2012, flexibility has been introduced into the group's funding plan. This provides the opportunity to approach international bond markets on a regular basis to fund growth projects in the US. We continue to maintain this flexible approach to our capital expenditure programme, taking into account all available funding options in order to ensure that our pipeline of growth projects is not affected.

        Net cash retained from financing activities was R909 million in 2014, compared with net cash retained of R8 516 million in 2013 and net cash utilised of R1 221 million in 2012. The following significant cash flows are included in financing activities:

	2014	2013	Change 2014/2013	Change 2014/2013	2012	Change 2013/2012	Change 2013/2012
	(Rand in millions)			(%)	(Rand in millions)		(%)
Repayment of short-term debt	(2 497)	(1 834)	(663)	36	(80)	(1 754)	2 193
Repayment of long-term debt	(2 207)	(1 763)	(444)	25	(1 491)	(272)	18
Proceeds from short-term debt	2 346	2 049	297	14	41	2 008	4 898
Proceeds from long-term debt	3 263	9 597	(6 334)	(66)	303	9 294	3 067

        At the annual general meeting held on 25 November 2011, shareholders granted the authority to the Sasol directors to repurchase up to 10% of Sasol's issued share capital (excluding the preferred ordinary and Sasol BEE shares) for a further maximum of 15 months. On 30 November 2012, shareholders renewed the authority to the Sasol directors to repurchase up to 10% of Sasol's issued securities. At the annual general meeting held on 22 November 2013, shareholders granted the authority to the Sasol directors to approve the repurchase up to 10% of each of Sasol's ordinary shares and Sasol BEE ordinary shares. No shares were repurchased during 2012, 2013 and 2014.

        As at 30 June 2014, through our subsidiary, Sasol Investment Company (Pty) Ltd, we held 8 809 886 ordinary shares, representing 1,43% of the issued share capital of the company, excluding the Sasol Inzalo share transaction, for an amount of R2 641 million at a cumulative average price of R299,77 per share.

        In 2014, proceeds from long-term debt primarily related to the Sasol Mining mine replacement programme funding of R2,5 billion.

        In 2013, proceeds from long-term debt included the US$1 billion bond issued by Sasol Financing International Plc, an indirect 100% owned finance subsidiary of Sasol Limited, and various other facilities raised across the group. Sasol Limited has fully and unconditionally guaranteed the US$1 billion bond. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

Capital resources

        Sasol Financing and Sasol Financing International act as our group's financing vehicles. All our group treasury, cash management and borrowing activities are facilitated through Sasol Financing and Sasol Financing International. The group executive committee (GEC) and senior management meet regularly, to review and, if appropriate, approve the implementation of optimal strategies for the effective management of the group's financial risk. Our cash requirements for working capital, share repurchases, capital expenditures, debt service and acquisitions, over the past three years have been primarily financed through a combination of funds generated from operations and borrowings. In our opinion, our working capital is sufficient for present requirements.

        As at 30 June 2014, we have authorised capital expenditure of R111 billion, of which R52,4 billion has already been spent. See "Item 5.F—Tabular disclosure of contractual obligation—Capital commitments". Our long-term capital expansion projects including the US projects will be financed by means of a combination of internally generated cash flow and variable and fixed-rate long-term debt. This debt is normally raised in the same currency as the underlying project and repayment terms are designed to match the expected cash flows to be generated by that project.

        Our debt as at 30 June comprises the following:

	2014	2013
	(Rand in millions)
Long-term debt, including current portion	25 921	22 648
Short-term debt	135	257
Bank overdraft	379	748

Total debt	26 435	23 653
Less cash (excluding cash restricted for use)	(37 155)	(25 247)

Net (cash)/debt	(10 720)	(1 594)

        Our debt profile has a longer-term bias which is a reflection of both our capital investment programme and the favourable results generated by operating activities over the last three years.

        The group has borrowing facilities with major financial institutions of R44 451 million (2013—R42 395 million). Of these facilities, R26 435 million (2013—R24 211 million) has been utilised at year end.

        There were no events of default for the years ended 30 June 2014 and 30 June 2013.

        Besides our normal commercial borrowing facilities, the majority of which is in South Africa, an additional facility to fund short-term funding requirements in South Africa is our commercial paper programme of R8 billion, normally at fixed interest rates. There were no amounts outstanding under the commercial paper programme at 30 June 2014.

        Refer to "Item 11—Quantitative and qualitative disclosures about market risk" for a breakdown of our liabilities summarised by fixed and floating interest rates.

  Debt profile

        We actively monitor and manage our cash flow requirements and to the extent that core long-term financing requirements are identified, we will finance these with longer-term debt issues.

	Less than 1 year	1 to 5 years	More than 5 years	Total
(Rand in millions)
Maturity profile long-term debt	2 502	11 448	11 971	25 921

        We endeavour to match the tenure of our debt with the nature of the asset or project being financed.

Covenants

        The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, and net asset value, amongst others. There were no events of default in the year ended 30 June 2014.

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

        Total expenditure on research in years 2014, 2013 and 2012 was R1 469 million, R1 356 million and R1 244 million, respectively. Development costs capitalised in 2014, 2013 and 2012 amounted to R81 million, R77 million and R107 million, respectively. For further information regarding our research and development activities, see "Item 4.B—Business overview—Sasol Technology".

5.D    Trend information

        Our financial results since the end of 2014 have been principally affected by fluctuations in dated Brent crude oil prices and a weakening of the rand to US dollar.

        In recent months, the derived European Brent crude oil spot price increased from the year end level as at 30 June 2014 of US$111,02/b to US$96,65/b on 19 September 2014 with a high of US$110,46/b and a low of US$96,29/b during that period. Given the current global economic conditions and the uncertain political environment in certain major oil producing countries, the oil price has been volatile and this volatility is expected to continue in the foreseeable future. As discussed above, a high oil price generally results in increased profitability for our group.

        The rand to US dollar exchange rate was R10,64 at 30 June 2014. The rand weakened subsequent to 30 June 2014 reaching R11,08 per US dollar at 19 September 2014 with a high of R11,08 per US dollar and a low of R10,68 per US dollar during the period 1 July 2014 to 19 September 2014. While the exchange rate during the current year has been relatively more volatile than in previous years due to the current global economic conditions, we are unable to accurately forecast whether this will continue in the foreseeable future.

5.E    Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet structured entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2014, the group has recognised amounts in respect of certain guarantees and indemnities. Refer to "Item 18—Financial Statements—note 58" for further information.

        As at 30 June 2014, the group has issued the following guarantees for which the liabilities have not been included in the statement of financial position.

	Note	Maximum potential amount 2014
		(Rand in millions)
Guarantees in respect of subsidiaries and joint operations
In respect of the shale gas venture	i	9 849
In respect of letter of credit	ii	745
Other guarantees and claims	iii	500
Guarantees in respect of joint ventures and associates
In respect of EGTL ventures	iv	2 660
In respect of GTL ventures	v	2 557
Other performance guarantees	vi	350

i
Guarantees of R9 849 million have been issued to Progress Energy Inc. in respect of the development of the Farrell Creek and Cypress A shale gas assets in Canada.

ii.
Various guarantees issued in respect of letters of credit issued by subsidiaries.

iii.
Included in other guarantees are guarantees for customs and excise of R2 million and R476 million in respect of feedstock purchases.

iv
Sasol Limited has issued the following significant guarantees for the obligations of its associate Escravos GTL in Nigeria, including inter alia: A performance guarantee has been issued in respect of the construction of Escravos GTL for the duration of the investment in the associate to an amount of US$250 million (R2 660 million).

v.
Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of ORYX GTL Limited in Qatar, including inter alia: A guarantee for the take-or-pay obligations of a wholly owned subsidiary under the gas sale and purchase agreement (GSPA) entered into between ORYX GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in ORYX GTL Limited. Sasol's exposure is limited to the amount of US$180 million (R1 919 million). In terms of the GSPA, ORYX GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should ORYX GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007. Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R638 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation. All guarantees listed above are issued in the normal course of business.

vi.
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

5.F    Tabular disclosure of contractual obligations

        Contractual obligations/commitments.    The following significant contractual obligations existed at 30 June 2014:

Contractual obligations	Total amount	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Rand in millions)
Operating leases	8 070	1 253	1 638	903	4 276
Post-retirement healthcare obligations	3 630	137	411	274	2 808
Post-retirement pension obligations	5 931	122	366	244	5 199
Environmental obligations	11 013	433	1 299	866	8 415
External long-term debt	38 709	3 412	8 831	13 247	13 219
External short-term debt	135	135	—	—	—
Purchase commitments	35 357	18 547	10 861	3 013	2 936
Capital commitments	59 058	38 942	19 913	175	28
Bank overdraft	379	379	—	—	—
Finance leases	1 451	175	287	244	745

Total	163 733	63 535	43 606	18 966	37 626

        Purchase commitments, including take or pay arrangements, have decreased from R45 885 million in 2013 to R35 357 million in 2014 due to renegotiated contracts relating to our shale gas assets, with our new partner, Progress Energy Inc., in Canada.

        Capital commitments.    The following table sets forth our authorised capital expenditure as of 30 June:

Capital expenditure	2014
(Rand in millions)
Authorised and contracted for	66 491
Authorised but not yet contracted for	44 951

Authorised capital expenditure	111 442
Less expenditure to date	(52 384)

Unspent capital commitments	59 058

        The above amounts are as reported to our board. They exclude capitalised finance expenses but include business development costs and our group's share of capital expenditure of joint operations.

        We expect to spend approximately R29 billion of our capital commitments on projects in South Africa, R5 billion in other African countries, R23 billion in North America, R2 billion in Europe and the remainder on projects in other regions.

        The following table reflects capital commitments on key projects approved by the Sasol Limited board and which were not yet completed at 30 June 2014:

Project	Business unit	Capital commitment	Estimated beneficial operation
		(Rand in millions)	(Calendar year)
Impumelelo colliery to maintain Brandspruit colliery operation	Sasol Mining	1 611	2015
Shondoni colliery to maintain Middelbult colliery operation	Sasol Mining	2 824	2015
Tweedraai shaft	Sasol Mining	642	2015
Gas loopline	Sasol Gas	960	2014
Shutdown and major statutory maintenance	Sasol Synfuels	3 513	2015
Gas heated heat exchange reformers	Sasol Synfuels	472	2014
Replacement of tar tanks and separators	Sasol Synfuels	917	2015
Reduction of volatile organic compounds emissions	Sasol Synfuels	1 219	2016
Coal tar filtration project east	Sasol Synfuels	1 816	2017
Replacement of steam turbines at steam plant	Sasol Synfuels	430	2018
Clean fuels 2 project	Sasol Synfuels & Natref	336	2018
Canadian shale gas exploration and development	Sasol Petroleum International	2 857	2014
Mozambique exploration and development	Sasol Petroleum International	721	2015
Gabon exploration and development	Sasol Petroleum International	1 180	2015
Fischer-Tropsch wax expansion project	Other chemicals businesses	3 863	2015
Ethane cracker and downstream derivatives project in North America	Chemical businesses	7 383	*
Gas-to-liquids project in North America	Chemical businesses	8 295	*
High density polyethylene plant	Polymers	2 861	2016
C3 stabilisation project	Polymers	863	2014
Mozambique plant—Central Termica de Ressano Garcia, S.A (CTRG)	Sasol New Energy	333	2014

*
The beneficial operation due date will be determined once the final investment decision (FID) has been taken. We expect to take FID on the ethane cracker and downstream derivatives project before the end of the 2014 calendar year. The FID on the gas-to-liquids project is expected to follow within 24 months of the US ethane craker.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and senior management

The board of directors

        Our board currently comprises the following:

Name	Position	Age(1)	Member since	Current term expires(2)
Mandla Sizwe Vulindlela Gantsho	Independent Chairman	52	1 June 2003	4 December 2015
Colin Beggs	Independent Non-Executive Director	66	8 July 2009	21 November 2014
David Edward Constable	President and Chief Executive Officer	52	1 July 2011	21 November 2014
Hendrik George Dijkgraaf	Independent Non-Executive Director	67	16 October 2006	21 November 2014
Victoria Nolitha Fakude	Executive Director	49	1 October 2005	4 December 2015
Nomgando Nomalungelo Angelina Matyumza	Independent Non-Executive Director	51	8 September 2014	21 November 2014
Imogen Nonhlanhla Mkhize	Independent Non-Executive Director	51	1 January 2005	4 December 2015
Zamani Moses Mkhize	Independent Non-Executive Director	53	29 November 2011	21 November 2014
Mfundiso Johnson Ntabankulu Njeke	Independent Non-Executive Director	55	4 February 2009	4 December 2015
Bongani Nqwababa	Independent Non-Executive Director	48	5 December 2013	26 September 2014(3)
Peter James Robertson	Independent Non-Executive Director	67	1 July 2012	21 November 2014
Jürgen Erich Schrempp	Lead Independent Non-Executive Director	69	21 November 1997	4 December 2015
Paul Victor	Executive Director	42	10 September 2013	2015(4)
Stephen Westwell	Independent Non-Executive Director	56	1 June 2012	4 December 2015

(1)
As at 31 August 2014.

(2)
Our memorandum of incorporation provides that, "At every annual general meeting held in each calendar year 1/3 (one third) of the Directors, or if their number is not a multiple of 3 (three), then the number nearest to, but not less than 1/3 (one third) (excluding those Directors appointed in terms of clause 22.4) shall retire from office." The Directors who have been longest in office since their last election or appointment shall retire at each annual general meeting. As between Directors of equal seniority, the Directors to retire shall in the absence of agreement, be selected from among them in alphabetical order. The number of Directors that will retire at the annual general meeting in future years can therefore not be determined accurately in advance. In addition, Directors who are appointed by the board during the year shall retire at the annual general meeting. A Director will retire at the annual general meeting following five years from his or her appointment or last election. Projected date of retirement based on 14 Directors in office.

(3)
On 26 September 2014, Mr Nqwababa stepped down from the Board and Audit Committee, following his appointment as an Executive Director and Chief Financial Officer of Sasol with effect from 1 March 2015 or such earlier date as he may agree to with Sasol.

(4)
Mr Victor will step down from the Board on 1 March 2015 or such earlier date of Mr Nqwababa's assumption of office as an Executive Director and Chief Financial Officer of Sasol.

        Colin Beggs has been our Director since 1 July 2009. Mr Beggs was the Chief Executive Officer of PricewaterhouseCoopers until the end of June 2009. He joined Price Waterhouse in 1970 and qualified as a chartered accountant in 1971 and obtained a Bachelor of Commerce (Honours) from the University of Port Elizabeth in 1971. He became a Partner in 1979 and was elected Senior Partner in 1992. In January 2001, he became Chief Executive Officer of PricewaterhouseCoopers. He is also a former Chairman of the Board of the South African Institute of Chartered Accountants. He served as

Chairman of the Accounting Practices Committee and is currently a member of the Accounting Practices Board and a Director of the Ethics Institute of South Africa. He is also a Director and Audit Committee member of Absa Bank Limited, Barclays Africa Group Limited and SAB Zenezele Holdings Limited.

        David Constable has been our Director, and President and Chief Executive Officer since 1 July 2011. Mr Constable was the Group President, Operations of Fluor Corporation from March 2009 to 31 May 2011, responsible for project execution services, project management, global procurement and construction, risk management, information technology, and sustainability across all Fluor's core business groups. During his 29 years at Flour, he also served in various international sales, operations and group president positions in the oil, gas, petrochemicals, mining and power industries. Prior to joining Sasol, he also sat on the board of the US-China Business Council. He received a Bachelor of Science—Engineering degree from the University of Alberta, Canada in 1982 and attended the International Management Programme at Thunderbird University in the United States in 1997 and the Advanced Management Programme at Wharton Business School in the United States in 2000.

        Henk Dijkgraaf has been our Director since 2006. He is the former Chief Executive Officer of the Dutch natural gas companies, GasTerra, Gasunie and Nederlandse Aardolie Maatschappij. He held various positions in the Royal Dutch Shell group in a number of countries between 1972 and 2003, including the positions of President, Shell Nederland BV, Director, Shell Exploration and Production and Chief Executive, Gas, Power and Coal. He is a member of the Board and of the Audit Committee of Eneco Holding NV, a major sustainable energy company in Western Europe, a member of the Board of the Southern African-Netherlands Chamber of Commerce and Deputy Chairman and Treasurer of the Netherlands Institute for the Near East. He obtained a Master of Science (Mining Engineering) from Delft University in 1972 and attended the Senior Executive Programme at the Massachusetts Institute of Technology in the United States in 1987.

        Nolitha Fakude has been our Director since 2005. She was appointed Executive Vice President on 1 July 2014. She has been responsible for sustainability and business transformation since 1 July 2011. Her portfolio includes group strategy and public policy and regulatory affairs, group human resources, shared services and group stakeholder relations. She also has strategic oversight of group communications, brand and marketing, sponsorships and government relations as well as enterprise development through Sasol ChemCity. She is Chairman of Sasol Mining and Non-Executive Director of Sasol Oil and Sasol Synfuels, among others; Chairman of Datacentrix Holdings Limited, council member and second Deputy Chairman of the Human Resources Development Council of South Africa and Chairman of the CHIETA-SETA. Before joining Sasol, she was a member of the Group Executive Committee at Nedbank Group Limited. She was also a Director of Harmony Gold Mining Company Limited, BMF Investment Limited and Woolworths Holdings Limited. She has a Bachelor of Arts (Honours) degree in Psychology from the University of Fort Hare and attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Mandla Gantsho has been our Director since 2003 and was appointed Chairman with effect from 22 November 2013. He is the Chief Executive Officer of Africa Rising Capital. Prior to that, he was the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank from 2006 to 2009, and before that, the Chief Executive Officer and Managing Director of the Development Bank of Southern Africa. He is the Chairman and a member of the audit committee of Ithala Development Finance Corporation and a Director of Impala Platinum Holdings Limited. He served as a Director of the South African Reserve Bank from 2011 to 2013. In 1997, he was appointed as a Commissioner of the Finance and Fiscal Commission, a body set up in terms of the South African Constitution to advise the South African parliament on intergovernmental fiscal transfers. In 2002, he was appointed as a member of the Myburgh Commission of Enquiry into the rapid depreciation of the rand in 2001. He obtained a Certificate in Accountancy Theory and a Bachelor of Commerce (Honours) in Financial Management from the University of Cape Town, South

Africa in 1985 and 1986, respectively. He also obtained a Masters in Science from The George Washington University in 2002 and a Masters and Doctorate in Philosophy from the University of Pretoria, South Africa in 2006. He qualified as a chartered accountant in 1987.

        Nomgando Matyumza became our director on 8 September 2014. Ms Matyumza is the Lead Independent Director of Cadiz Holdings Limited and Wilson Bayly Holmes-Ovcon Limited and a Non-Executive Director of Hulamin Limited and Ithala Development Finance Corporation Limited. She was a Director of and Transnet SOC Limited, and served in its audit, risk and nominations and governance committees. Between 1994 and 2008, she held senior financial management and executive positions in Transnet SOC Limited and Eskom SOC Limited. Ms Matyumza obtained a Bachelor Computationis (Honours) degree from the University of Transkei, South Africa in 1991 and a Bachelor of Laws degree from the University of KwaZulu-Natal, South Africa in 2002. She qualified as a chartered accountant in 1993. Ms Matyumza attended the University of Cape Town Graduate School of Business Executive Management Programme in 2000.

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

        Moses Mkhize has been our Director since 2011. Mr Mkhize is Executive Director: Manufacturing, Rolled Products of Hulamin Limited and also serves as Director of a number of subsidiaries of Hulamin. He holds a Higher Diploma in Electrical Engineering from the Durban University of Technology and a Bachelor of Commerce (Honours) from the University of South Africa.

        JJ Njeke has been our Director since 2009. Mr Njeke is a past Chairman of the South African Institute of Chartered Accountants. He was the Managing Director of Kagiso Trust Investments from 1 June 1994 to 30 June 2010. He serves on the boards of Adcorp Holdings Limited, MMI Holdings Limited, Resilient Property Income Fund, MTN Group Limited, the Council of the University of Johannesburg and the South African Qualifications Authority. He previously served as a member of the Katz Commission of Inquiry into Taxation in South Africa, the General Committee of the JSE Securities Exchange, the Audit Commission—Supervisory Body of the Office of Auditor General and the Audit Committee of the National Treasury. Mr Njeke obtained a Bachelor of Commerce degree from the University of Fort Hare and a Bachelor Computationis (Honours) degree from the University of South Africa. He qualified as a chartered accountant in 1986. He also holds a Higher Diploma in Tax from the University of Johannesburg, South Africa.

        Bongani Nqwaqbaba was appointed as our Director on 5 December 2013. He has been the Finance Director of Anglo American Platinum Limited since January 2009. He is a former Finance Director of Eskom Holdings Limited. Prior to joining Eskom, he served as Treasurer and Chief Financial Officer of Shell Southern Africa. Mr Nqwababa is the Chairman of the South African Revenue Services Audit Committee. He previously served as a Non-Executive Director and member of the Nomination, Audit and Remuneration Committees of Old Mutual plc. He trained as an accountant with PricewaterhouseCoopers Inc. Mr Nqwababa obtained a Bachelor Accounting (Honours) degree from the University of Zimbabwe in 1998 and qualified as a chartered accountant with the Institute of Chartered Accountants in Zimbabwe in 1991. He obtained a Masters in Business Administration from the Universities of Manchester and Wales, Bangor in the United United Kingdom in 1999.

        Peter Robertson has been our Director since 2012. Mr Robertson is an Independent Senior Advisor, Oil and Gas, with Deloitte LLP in Houston, the United States. He held various positions ranging from management to executive leadership for Chevron Corporation in the United Kingdom and the United States between 1973 and 2009. These executive positions include Vice-President: Finance, Chevron USA, President: Exploration And Production Company and President: ChevronTexaco Overseas Petroleum. Mr Robertson is a former Chairman of the US Energy Association. He is also a Director and member of the Audit Committee of Jacobs Engineering Group Inc. Mr Robertson obtained a Bachelor of Science (Mechanical Engineering) from the University of Edinburgh in Scotland in 1969 and a Masters in Business Administration from the University of Pennsylvania in the United States in 1971.

        Jürgen Schrempp has been our Director since 1997 and became our Lead Independent Director on 28 November 2008. He is a Director of Compagnie Financière Richemont SA and Iron Mineral Beneficiation Services (Pty) Ltd. He is a former Chairman of the management board of Daimler AG and the board of directors of Mercedes-Benz South Africa (Pty) Ltd. Prof Schrempp is the Chief Executive Officer and sole shareholder of Katleho Capital GmbH and a member of the supervisory board of Merkur Bank KGaA. He is founding Chairman of the Southern Africa Initiative of German Business (SAFRI), a member of the President's Council of Togo and a former member of the South African President's International Investment Council. He is Chairman emeritus of the Global Business Coalition on HIV/AIDS and honorary Consul-General in Germany of the Republic of South Africa. He has received numerous national and international awards, including the Order of Good Hope, South Africa's highest civilian award. Prof Schrempp obtained a Bachelor of Science (Mechanical Engineering) from the Fachhochschule Offenburg, Germany in 1967. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates from the University of Graz, Austria and the University of Stellenbosch, South Africa.

        Paul Victor was appointed our Executive Director and Acting Chief Financial Officer with effect from 10 September 2013. He joined the Sasol group in 2000 and first served as a Financial Manager and later as the Chief Financial Officer of Sasol Synfuels, a position he held until 2011. In 2011 he became the Group Executive, Finance: Sasol Group Finance, reporting to Sasol Limited's Chief Financial Officer, with responsibility for the Sasol group's financial reporting function. Mr Victor obtained a Bachelors Computationis (Accounting) from the University of the Orange Free State, South Africa in 1992, and a Bachelors (Honours) and Certificate in Theory of Accountancy from the University of the Orange Free State, South Africa in 1993. He qualified as a chartered accountant in 1995.

        Stephen Westwell has been our Director since 2012. Mr Westwell has been the Chief Executive Officer of Silver Ridge Power Inc since 2013. He retired from BP plc in 2011, where he had served in multiple of roles since 1988. From 2008 to 2011, he was the Group Chief of Staff and a member of the executive management team and, before that, he was the Chief Executive Officer of the alternative energy division of BP. He was a member of the advisory board of the Stanford University's Graduate School of Business, United States from 2007 to 2013. He received a Bachelor of Science (Mechanical Engineering) from the University of Natal in South Africa in 1982 and a Masters in Business Administration from the University of Cape Town in South Africa in 1987. He also received a Masters in Science (Management) at Stanford University in the United States in 2003.

Senior management

        The following is a list of our senior executive officers, constituting the group executive committee, whose age and current areas of responsibility we set out below:

Name	Age(1)	Position and areas of responsibility
David Edward Constable	52	President and Chief Executive Officer
Stephen Russell Cornell(2)	58	Executive Vice President, International Operations
Victoria Nolitha Fakude	49	Executive Director and Executive Vice President Sustainability and Human Resources
Fleetwood Rawstorne Grobler(3)	53	Executive Vice President, Chemicals Business
Vuyo Dominic Kahla	44	Executive Vice President, Advisory and Assurance and Company Secretary
Bernard Ekhard Klingenberg	52	Executive Vice President, Southern African Operations
Ernst Oberholster(4)	54	Executive Vice President, Strategy Development and Planning.
Maurice Radebe	53	Executive Vice President, Energy Business.
Christiaan Francois Rademan	56	Executive Vice President, Upstream and Business Enablement.
Stephanus Johannes Schoeman(5)	49	Executive Vice President, Technology.
Paul Victor(6)	42	Acting Chief Financial Officer

(1)
As at 31 August 2014.

(2)
Appointed with effect from 1 February 2014.

(3)
Appointed with effect from 1 December 2013 in the place of Mr A M de Ruyter who resigned on with effect from 1 December 2013.

(4)
Appointed with effect from 1 October 2013 in the place of Mr G J Strauss who retired on 30 September 2013.

(5)
Appointed with effect from 1 May 2014.

(6)
On 26 September 2014, Mr B Nqwababa was appointed as an Executive Director and Chief Financial Officer with effect from 1 March 2015 or such earlier date as he may agree to with Sasol. Mr Victor will step down from the Board on 1 March 2015 or such earlier date of Mr Nqwababa's assumption of office as an Executive Director and Chief Financial Officer of Sasol.

        Steve Cornell became our Executive Vice President, International Operations on 1 February 2014. He is responsible for our global operations outside Southern Africa, particularly our mega-projects in Lake Charles, Louisiana in the United States. He was the Chief Operating Officer of US Fuels and Global Head of major downstream projects at BP, near Chicago, Illinois until January 2014. Before that he was the US Vice President for refining at BP. Before he joined BP, Mr Cornell served in a number of capacities at Total and heritage Total companies from 1988 to 2007. He obtained a Bachelor of Science—Chemical Engineering degree from Purdue University in the United States in 1979.

        Fleetwood Grobler became our Group Executive Global Chemicals and North American Operations on 1 December 2013 and our Executive Vice President, Chemicals Business on 1 July 2014. He is responsible for our global chemicals business, excluding the North American operations. Prior to that, he was the Managing Director of Sasol Olefins & Surfactants. Mr Grobler joined Sasol in 1984 and has served in most of our South African operating facilities and also has extensive experience in our international businesses. He obtained a Bachelor of Mechanical Engineering degree from the University of Pretoria, South Africa in 1984 and completed the Advanced Executive Program at the University of South Africa in 1994.

        Vuyo Kahla has been our Group Executive Advisory and Assurance since 1 January 2011 and became our Executive Vice President, Advisory and Assurance on 1 July 2014. He was appointed

Company Secretary on 14 March 2011. He is responsible for the governance and ethics, legal and intellectual property, risk management and internal audit and forensic services functions. From June 2004 to December 2006, he was Group Executive, Legal and Risk at Transnet SOC Limited and from January 2007 to November 2010, he was Group Executive, Office of the Group Chief Executive, with executive responsibility for legal services, risk management, compliance, company secretarial services, strategy and business modelling, corporate and public affairs and public policy and regulation. The World Economic Forum has recognised him as a Young Global Leader and he is an alumnus of the Prince of Wales University of Cambridge Programme on Sustainability Leadership. He is a member of the Audit Committee of the South African Revenue Service. In March 2014, Mr Kahla was elected Chairman of the Council of Rhodes University. He obtained a Bachelor of Arts (Law) degree and a postgraduate Bachelor of Law degree from Rhodes University, South Africa in 1994 and 1996, respectively.

        Bernard Klingenberg has been our Group Executive, South African Energy since 1 April 2011 and became our Executive Vice President, Southern African Operations on 1 July 2014. Prior to that, he was responsible for group human resources for a period of two years. Since joining the Sasol group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South African Energy and the global Chemicals businesses of the group. He was the Managing Director of Sasol Polymers from April 2007 to March 2009 and before that the Managing Director of Sasol Nitro. He obtained a Master of Science (Mechanical Engineering) from the University of Cape Town, South Africa in 1986.

        Ernst Oberholster was appointed as our Group Executive, International Energy Business, New Business Development and Technology with effect from 1 October 2013 and became our Executive Vice President, Strategy, Development and Planning on 1 July 2014. He joined the Sasol group in 1990 and has held various positions in Sasol. He was the Managing Director of Sasol New Business Development between 2010 and 2013. Prior to that, he held positions as the Managing Director of Sasol Synfuels International and the Managing Director of Sasol Oil. He obtained an Honours degree in industrial psychology from the University of Stellenbosch, South Africa in 1984. He completed the Executive Programme on the Petroleum Industry in Geneva, Switzerland in 1991 and the Executive Development Program at Cornell University in the United States in 1995.

        Maurice Radebe became our Executive Vice President responsible for our Energy Business on 1 July 2014. Prior to that, he was our Group Executive responsible for global corporate affairs, government relations and enterprise development. He joined Sasol Oil in January 2004, when Sasol Oil purchased Exel Petroleum, where he was the Managing Director. He served as the Managing Director of Sasol Oil from December 2006 until October 2010. He obtained a Bachelor of Science (Applied Mathematics and Physics) from the University of the North (now known as the University of Limpopo), Polokwane, South Africa in 1983 and a Higher Diploma for Educators of Adults from the University of Witwatersrand, Johannesburg, South Africa in 1988. He attended the Management Advancement Programme at the Wits Business School in Johannesburg, South Africa in 1991 and obtained a Masters in Business Administration from Wits Business School in 1997. He attended the General Management Programme at Harvard Business School in the United States in 2007.

        Riaan Rademan became our Executive Vice President, Upstream and Business Enablement on 1 July 2014. Prior to that, he was our Group Executive responsible for Sasol Mining, safety, health and environment, supply chain and information management. He was the Group General Manager responsible for shared services, group information management and procurement and supply chain from 1 May 2009. He previously served as Managing Director of Sasol Nitro and Sasol Mining. Mr Rademan obtained a Bachelor of Mechanical Engineering degree from the University of Pretoria, South Africa in 1980 and a Master of Business Leadership from the University of South Africa in 1987. He attended the Advanced Management Programme at the University of Pennsylvania, Wharton School in the United States of America in 1995.

        Stephan Schoeman became our Executive Vice President, Technology on 1 May 2014. He was the Managing Director of Sasol Synfuels from May 2011 to March 2014. Prior to that, he was the Managing Director of Sasol Infrachem. Mr Schoeman has worked at most of Sasol's South African operating facilities and has extensive international experience. He obtained a Bachelor of Chemical Engineering degree from the University of Pretoria, South Africa in 1986.

        See above for biographies of our Executive Directors.

6.B Compensation

        For details on the group remuneration philosophy and policy, refer to the Remuneration Report filed as Exhibit 99.3.

        For details of the shares held by our directors and prescribed officers/GEC named in Item 6.A see "Item 6.E—Share ownership".

        The following tables summarise the compensation received by our executive and non-executive directors in 2014:

Compensation

        Remuneration and benefits paid and short-term incentives approved in respect of 2014 for executive directors were as follows:

Executive directors	Salary	Retirement funding	Other benefits(1)	Annual incentives(2)	Total 2014(3)	Total 2013(4)
	R'000	R'000	R'000	R'000	R'000	R'000
DE Constable(5)	15 303	196	5 847	30 616	51 962	53 668
VN Fakude	5 612	1 604	356	10 387	17 959	14 604
KC Ramon(6)	617	692	8 326	—	9 635	13 584
P Victor(7)	1 837	276	1 088	5 030	8 231	—

Total	23 369	2 768	15 617	46 033	87 787	81 856

(1)
Other benefits detailed in the next table.

(2)
Incentives approved on the group results for the 2014 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2014.

(3)
Total remuneration for the financial year excludes gains derived from the long term incentive schemes which are separately disclosed.

(4)
Includes incentives approved on the group results for the 2013 financial year and paid in 2014.

(5)
Salary and short term incentive paid in US dollars, reflected at the exchange rate of the month of payment for the salaries, and 5 September 2014 for the FY14 short term incentive being the date of approval of the consolidated annual financial statements.

(6)
Ms KC Ramon resigned as Chief Financial Officer with effect from 9 September 2013, and resigned from the group on 30 November 2013.

(7)
Mr P Victor was appointed as director and Acting Chief Financial Officer with effect from 10 September 2013.

        Benefits and payments made in 2014 disclosed in the table above as "other benefits" include:

Executive directors	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Other	Total other benefits 2014	Total other benefits 2013
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
DE Constable(1)	—	265	6	653	4 923	5 847	18 911
VN Fakude	60	39	6	251	—	356	309
KC Ramon(2)	227	16	2	—	8 081	8 326	1418
P Victor(3)	83	—	5	—	1 000	1 088	—

Total	370	320	19	904	14 004	15 617	20 638

(1)
Cost of benefits and/or tax gross up of benefits offered under the expatriation policy for tax purposes; security (R 435 181), medical aid (R 176 467); housing including gross up (R 1 561 083), home leave allowance (R 615 745), car insurance (R 4 160), risk and personal accident (R 130 977). Medical benefits include international cover for dependents. Balance of R 1 999 416 staggered sign on payment, paid in 2012 but accounted for in 2014 due to the 24 month retention period that started on the date of payment.

(2)
Payments made to Ms KC Ramon in terms of a restraint of trade agreement.

(3)
Acting allowance paid to Mr P Victor upon appointment as Acting Chief Financial Officer.

Prescribed officers

        Remuneration and benefits paid and short-term incentives approved in respect of 2014 for prescribed officers were as follows:

Prescribed officers	Salary	Retirement funding	Other benefits(1)	Annual incentives(2)	Total 2014(3)	Total 2013(4)
	R'000	R'000	R'000	R'000	R'000	R'000
SR Cornell(5)	2 786	146	1 712	2 944	7 588	—
AM de Ruyter(6)	1 724	806	146	—	2 676	11 818
FR Grobler(7)	3 189	138	1 695	3 371	8 393	—
VD Kahla	4 383	578	522	5 421	10 904	9 450
BE Klingenberg	4 399	1 129	304	5 990	11 822	10 009
E Oberholster(8)	2 264	1 010	61	3 180	6 515	—
M Radebe	3 163	624	360	4 595	8 742	6 981
CF Rademan	3 967	1 039	410	6 386	11 802	9 312
SJ Schoeman(9)	606	66	46	689	1 407	—
GJ Strauss(10)	1 270	265	65	1 205	2 805	12 042

Total	27 751	5 801	5 321	33 781	72 654	59 612

Number of members					10	6

(1)
Other benefits detailed in the next table.

(2)
Incentives approved on the group results for the 2014 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2014.

(3)
Total remuneration for the financial year excludes gains derived from the long term incentive schemes which are separately disclosed.

(4)
Incentives approved on the group results for the 2013 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package or base salary as at 30 June 2013.

(5)
Mr SR Cornell was appointed as a member of the Group Executive Committee with effect from 1 February 2014. Details reflect the period of service on the Group Executive Committee. Mr Cornell, under his US employment contract, is paid in USD and the amount reflected above, for purposes of disclosure only, has been converted to ZAR using the average exchange rate over the period.

(6)
Mr AM de Ruyter resigned from the Group with effect from 30 November 2013.

(7)
Mr FR Grobler was appointed as a member of the Group Executive Committee with effect from 1 December 2013. Details reflect the period of service on the Group Executive Committee.

(8)
Mr E Oberholster was appointed as a member of the Group Executive Committee with effect from 1 October 2013. Details reflect the period of service on the Group Executive Committee.

(9)
Mr SJ Schoeman was appointed as a member of the Group Executive Committee with effect from 1 May 2014. Details reflect the period of service on the Group Executive Committee.

(10)
Mr GJ Strauss retired from the Group with effect from 30 September 2013.

        Benefits and payments made in 2014 disclosed in the table above as "other benefits" include the following:

Prescribed officers	Vehicle benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Other	Total other benefits 2014	Total other benefits 2013
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
SR Cornell(1)	—	82	—	—	1 630	1 712	—
AM de Ruyter	114	29	3	—	—	146	355
FR Grobler(2)	—	—	—	—	1 695	1 695	—
VD Kahla	—	68	6	448	—	522	1 377
BE Klingenberg	212	68	6	18	—	304	298
E Oberholster	—	49	5	7	—	61	—
M Radebe	264	68	6	22	—	360	349
CF Rademan	320	59	6	25	—	410	469
SJ Schoeman	33	12	1	—	—	46	—
GJ Strauss	30	14	2	19	—	65	191

Total	973	449	35	539	3 325	5 321	3 039

(1)
Sign on payment of $750 000 paid to Mr SR Cornell with his first salary linked to a retention period of 36 months, from February 2014. This amount reflects the portion related to his period in service for the financial year ($750 000*5)/36). A deferred sign on payment of $500 000 payable in tranches upon achievement of significant milestones on the US Mega Projects, was also agreed as part of his employment.

(2)
Allowances payable under Mr FR Grobler's previous expatriate contract, also includes a gross up for tax.

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board fees	Lead director fees	Committee fees	Share incentive trustee fees	Ad Hoc Special Board Committee Meetings	Total 2014	Total 2013
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
MSV Gantsho(1) (Chairman)	3 004	—	128	—	—	3 132	825
TH Nyasulu(2)	2 000	—	—	—	—	2 000	4 520
JE Schrempp (Lead independent director)(3)	1 499	525	398	67	—	2 489	2 146
C Beggs	490	—	501	—	20	1 011	1 027
HG Dijkgraaf(3)	1 499	—	797	67	20	2 383	2 317
IN Mkhize	490	—	549	134	20	1 193	839
ZM Mkhize	490	—	113	—		603	605
MJN Njeke	490	—	194	—	20	704	717
B Nqwababa(4)	286	—	113	—	20	419	—
PJ Robertson(3)	1 499	—	210	67	20	1 796	1 460
S Westwell(3)	1 499	—	466	—	20	1 985	1 725

Total	13 246	525	3 469	335	140	17 715	16 181

(1)
Appointed as Chairman effective 22 November 2013.

(2)
Resigned as Chairman and non-executive director effective 22 November 2013.

(3)
Board and committee fees paid in US dollars.

(4)
Appointed as non-executive director effective 5 December 2013.

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

        Refer to our corporate governance report filed as Exhibit 99.3 for details of our board practices, including details relating to our audit committee and remuneration committee, as well as the names of committee members and summaries of the terms of reference under which the committees operate.

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

        Our workforce composition at 30 June is presented below:

Region	2014	2013	2012
South Africa	28 637	28 849	28 754
Europe	2 836	3 269	3 268
North America	1 109	1 025	741
Other	818	603	652

Total	33 400	33 746	33 415

	2014	2013	2012
Employees by segment
South African energy cluster
Mining	8 435	8 140	7 800
Gas	318	313	287
Synfuels	5 705	5 764	5 554
Oil	1 413	1 449	1 619
International energy cluster
Synfuels International	214	236	263
Petroleum International	527	487	458
Chemicals cluster
Polymers	1 586	1 520	1 533
Solvents	755	1 467	1 450
Olefins & Surfactants	3 226	2 907	2 869
Other chemicals	4 256	4 154	4 542
Other business	6 965	7 309	7 040

Total	33 400	33 746	33 415

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

 6.E.    Share ownership

Shareholdings of directors and officers

        The aggregate beneficial shareholding at 30 September 2014 by the directors of the company and the prescribed officers, including those that resigned during the year, and their associates in the issued share capital of the company is detailed below.

	2014				2013
	Number of shares				Number of shares
			Number of share options	Total beneficial shareholding			Number of share options	Total beneficial shareholding
Beneficial shareholding	Direct	Indirect(1)			Direct	Indirect(1)
Executive directors
VN Fakude	1 500	—	—	1 500	1 500	—	—	1 500
KC Ramon(2)	30	41 556	—	41 586	21 500	41 556	—	63 056
Non-executive directors
IN Mkhize	313	18 626	—	18 939	1 313	18 626	—	19 939
TH Nyasulu(3)	—	1 450	—	1 450	—	1 450	—	1 450

Total	1 843	61 632	—	63 475	24 313	61 632	—	85 945

(1)
Includes shares held through Sasol Inzalo Public Limited.

(2)
Resigned on 9 September 2013.

(3)
Retired on 22 November 2013.

	2014				2013
	Number of shares				Number of shares
			Number of share options(2)	Total beneficial shareholding			Number of share options(2)	Total beneficial shareholding
Beneficial shareholding	Direct	Indirect(1)			Direct	Indirect(1)
Prescribed officers
AM de Ruyter(3)	5 900	—	—	5 900	5 900	—	—	5 900
FR Grobler(4)	13 500	—	4 000	17 500	n/a	n/a	n/a	n/a
BE Klingenberg	—	—	—	—	—	—	13 200	13 200
CF Rademan	—	—	—	—	350	—	—	350
E Oberholster(5)	—	300	—	300	n/a	n/a	n/a	n/a
M Radebe	—	3 819	—	3 819	—	3 748	6 900	10 648
GJ Strauss(6)	4 300	—	—	4 300	4 300	205	—	4 505

Total	23 700	4 119	4 000	31 819	10 550	3 953	20 100	34 603

(1)
Includes units held in the Sasol Share Savings Trust and shares held through Sasol Inzalo Public Limited.

(2)
Includes share options which have vested or which vest within sixty days of 30 June 2014.

(3)
Resigned on 30 November 2013.

(4)
Appointed on 1 December 2013.

(5)
Appointed on 1 October 2013.

(6)
Retired on 30 September 2013.

        Beneficial shareholding for 2014 disclosed in the table above, includes shares held by the following black directors, prescribed officers and their associates as a result of their participation in the Sasol Inzalo share transaction on 8 September 2008:

	2014			2013
	Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares		Number of Sasol BEE ordinary shares	Number of Sasol Inzalo ordinary shares
Executive directors
KC Ramon	—	41 556	(1)	—	41 556	(1)
Non-executive directors
IN Mkhize	313	18 626		313	18 626
TH Nyasulu	—	1 450		—	1 450
Prescribed officer
M Radebe	—	3 137		—	3 137

Total	313	64 769		313	64 769

(1)
This represents an effective interest in 427 Sasol Inzalo ordinary shares owned by Melanani Investments (Pty) Ltd in which Mrs KC Ramon has a 15% interest and an effective interest in 655 Sasol Inzalo ordinary shares owned by Melanani Women Investments (Pty) Ltd in which Mrs KC Ramon has a 20% interest.

        The Sasol BEE ordinary shares rank pari passu with Sasol ordinary shares in all respects except that they have limited trading rights until 7 September 2018. Sasol Inzalo Public Limited (Sasol Inzalo) indirectly held 2,4% of the issued capital of Sasol on 30 June 2014 in the form of unlisted Sasol preferred ordinary shares. The Sasol Inzalo ordinary shares have limited trading rights until 7 September 2018.

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

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings equal to or exceeding 5% of the total issued share capital during the last three years were disclosed or established from inquiries as of 30 June 2014:

	2014		2013		2012
	Number of shares	% of shares	Number of shares	% of shares	Number of shares	% of shares
Government Employees Pension Fund (GEPF)(1)	93 978 508	13,8	91 251 487	13,5	84 693 863	12,6
Industrial Development Corporation of South Africa (IDC)	53 266 887	7,9	53 266 887	7,9	53 266 887	7,9

(1)
PIC Equities manages 82,3 million of the shares owned by the GEPF.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 31 August 2014, 29,6 million Sasol ordinary shares, or approximately 4,37% of our total issued share capital, were held in the form of American Depositary Receipts (ADRs). As of 31 August 2014, 403 record holders in the United States held approximately 15,65% of our issued share capital in the form of either Sasol ordinary shares or ADRs.

7.B    Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2014 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        In a transaction aimed at obtaining compliance with the Liquid Fuels Charter's requirements on black economic empowerment, we entered into an agreement with effect from 1 July 2006 with Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano), in terms of which Tshwarisano acquired 25% of our subsidiary, Sasol Oil (Pty) Ltd (Sasol Oil) for a purchase consideration of R1 450 million. Our previous non-executive chairman, Mrs TH Nyasulu, was also a director of Sasol Oil and Tshwarisano, and indirectly held 1 275% of the shares of Sasol Oil through her 5,1% holding in Tshwarisano. Mrs Nyasulu resigned as our chairman on 22 November 2013.

        During the year, group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

        Material related party transactions were as follows:

	30 June 2014	30 June 2013	30 June 2012
	(Rand in millions)
Sales and services rendered from subsidiaries to related parties
—Joint ventures	538	1 373	1 321
—Associates	679	1 564	1 651

Total	1 217	2 937	2 972

Purchases by subsidiaries from related parties
—Joint ventures	377	410	384
—Associates	85	80	59

Total	462	490	443

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

Dividend policy

        Our dividend distribution policy is a progressive dividend policy to maintain and/or grow dividends in line with the anticipated sustainable growth in earnings, barring significant economic variables such as fluctuations in the oil price and exchange rates. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macroeconomic environments will be considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,4 times. Our dividend cover for 2014 was 2,3 times. We distribute dividends twice a year.

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

8.B    Significant changes

        Refer to "Item 18—Financial statements".

ITEM 9.    THE OFFER AND LISTING

9.A    Offer and listing details

        The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the Johannesburg Stock Exchange (JSE) and for our American Depositary Receipts (ADRs) on the New York Stock Exchange.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2010	318,00	255,56	43,68	31,15
2011	403,55	270,03	60,39	34,89
2012	409,99	303,45	48,96	40,01
2013
First quarter	398,02	336,00	47,92	40,15
Second quarter	385,68	356,05	45,53	40,79
Third quarter	417,40	363,89	45,37	41,84
Fourth quarter	452,96	369,04	45,40	39,94
2014
First quarter	489,56	420,00	49,49	41,65
Second quarter	519,00	481,20	51,90	46,60
Third quarter	597,25	513,00	56,15	46,74
Fourth quarter	645,10	570,87	60,21	54,03
April	590,29	570,87	55,67	54,03
May	601,18	584,00	58,44	55,61
June	645,10	603,05	60,21	56,14
July	638,99	618,33	60,80	57,62
August	632,99	597,65	59,37	55,74
September (up to 19 September 2014)	642,72	618,15	59,73	56,09

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

          The remuneration of executive directors is determined by a disinterested quorum of directors. No powers are conferred on the directors who are employees of the company, to vote on their own remuneration in the absence of a disinterested quorum of directors. A disinterested quorum of directors determines the remuneration of the executive directors on recommendation of the remuneration committee. Our MOI does not confer any powers on the executive directors to vote on their own remuneration in the absence of a disinterested quorum of directors. Remuneration of executive directors is determined in accordance with the group's remuneration philosophy put to shareholders' for a non-binding advisory vote at the annual general meeting as required by the King Code of Governance Principles for South Africa 2009 (King III Code).

          (c)   Borrowing powers exercisable by directors.    Clause 26.2 of our MOI provides that the directors, acting of behalf of subsidiaries, may borrow money and secure the payment or repayment thereof upon terms and conditions which they may deem fit in all respects and, in particular, through the issue of debentures which bind as security all or any part of the property of the Company, both current and future.

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

  (c)
  Appointment and re-election of directors.    The directors shall, within the minimum and maximum limits stipulated in the MOI, determine the number of directors from time to time. Our directors are elected by our shareholders at the annual general meeting. The board may appoint any person qualifying as a director in terms of the Companies Act, either to fill a vacancy or as an addition to the board, provided that the total number of directors does not at any time exceed the maximum of number stipulated in the MOI. Directors appointed by the board in this manner are required to retire at the next annual general meeting following their appointment, but are eligible for re-election. If so approved by the board, directors may also appoint alternate directors in their stead. At the annual general meeting of Sasol, one-third of the serving directors shall retire or if the total number of serving directors who shall retire does not constitute a multiple of three, the number of directors who shall retire shall be the number, adjusted upwards, that is the closest to one-third. The directors who retire every year shall be the longest serving since their last election, but will be eligible for re-election. As between directors of equal seniority, the directors to retire, in the absence of agreement, will be selected from among them in alphabetical order.

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

    Sasol preferred ordinary shares:    the restrictions on and entitlements in relation to the Sasol preferred ordinary shares will lapse on the earlier of the tenth anniversary of the date of issue of the first Sasol preferred ordinary shares or on the date of receipt by the company of a notice that a redemption event has occurred, in accordance with the terms of various agreements entered into by inter alia Sasol and the company Sasol Inzalo Groups Funding (Pty) Ltd, and the company Sasol Inzalo Public Funding (Pty) Ltd, (the redesignation date). On the redesignation date, the Sasol preferred ordinary shares will be redesignated as Sasol ordinary shares and will rank pari passu in all respects with the Sasol ordinary shares.

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

        The FSD also requires us to provide them with an annual report, which will include the results, of all our foreign subsidiaries.

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

Taxation of dividends

        A dividends tax was introduced in South Africa with effect from 1 April 2012. In terms of these provisions, a dividends tax at the rate of 15% is levied on any dividend declared by a company to a shareholder. The liability to pay such dividends tax is on the shareholder, even though the company generally acts as a withholding agent.

        In the absence of any renegotiation of the Treaty, the tax on the dividends paid to a US holder with respect to shares or ADSs, is limited to 5% of the gross amount of the dividends where a US corporate holder holds directly at least 10% of the voting stock of Sasol. The maximum dividends tax rate will be 15% of the gross amount of the dividends in all other cases.

        The definition of a dividend currently means any amount transferred or applied by a company that is a resident (including Sasol) for the benefit or on behalf of any person in respect of any share in that company, whether that amount is transferred or applied by way of a distribution made by the company, or as consideration for the acquisition of any share in that company. It specifically excludes any amount transferred or applied by the company that results in a reduction of so-called contributed tax capital (CTC) or constitutes shares in the company or constitutes an acquisition by the company of its own securities by way of a general repurchase of securities in terms of the JSE Listings Requirements.

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

Taxation of gains on sale or other disposition

        With effect from 1 October 2001, South Africa introduced a tax on capital gains, which only applies to South African residents and to non-residents if the sale is attributable to a permanent establishment of the non-resident or if it relates to an interest in immovable property in South Africa. With effect from 1 October 2007, gains realised on the sale of ordinary shares are automatically deemed to be on capital account, and therefore, subject to capital gains tax, if the shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word "resident" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 (the Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in South Africa through a permanent establishment situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable generally to that permanent establishment for so long as it does not constitute a repurchase of shares. If the repurchase of shares constitutes a general repurchase of securities (as opposed to a specific repurchase of securities) in terms of the JSE Listings Requirements, the repurchase will not deemed to be a dividend.

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

        A security is also defined as a depository receipt in a company. Accordingly, STT is payable on the transfer of a depository receipt issued by a company. Generally, the central securities depository that has been accepted as a participant in terms of the Financial Markets Act, No. 19 of 2012 (that commenced on 3 June 2013) is liable for the payment of the STT, on the basis that the STT is recoverable from the person to whom the security is transferred.

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

        Sasol currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes (and Sasol anticipates that such dividends will be reported as qualified dividends on Form 1099-DIV delivered to US holders) if Sasol was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a Passive Foreign Investment Company (PFIC) for US federal income tax purposes In computing foreign tax credit limitations, non-corporate US holders may take into account only a portion of a qualified dividend to reflect the reduced US tax rate applicable to such dividend. Each individual US holder of shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the preferential dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitations with respect to any qualified dividend income paid by Sasol to him, as applicable.

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

Sale, exchange or other taxable disposition of shares or ADSs

        Upon a sale, exchange or other taxable disposition of shares or ADSs, a US holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder's adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds one year at the time of disposition if Sasol was not, at any time during the holder's holding period, a PFIC for US federal income tax purposes. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, long term capital gain generally is subject to US federal income tax at preferential rates.

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

Passive foreign investment company considerations

        Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2014. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

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

Additional reporting requirements

        Under recently enacted legislation and Treasury regulations, US holders who are individuals may be required to report to the IRS on Form 8938 information relating to their ownership of shares or ADSs, subject to certain exceptions (including an exception for shares or ADSs held in accounts maintained by certain US financial institutions). US holders should consult their tax advisors regarding the effect, if any, of this legislation and these regulations on their obligations to file information reports with respect to the shares or ADSs.

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

        Refer to Note 64 to "Item 18—Financial statements" for a qualitative and quantitative discussion of the group's exposure to these market risks.

        The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations.

Liabilities—notional	2015	2016	2017	2018	2019	Thereafter	Total
	(Rand in millions)
Fixed rate (Rand)	269	176	181	1 012	1 594	490	3 722
Average interest rate	11,75%	11,70%	11,61%	11,41%	10,74%	8,13%
Variable rate (Rand)	2 066	960	920	2 522	3 771	513	10 752
Average interest rate	7,34%	7,32%	7,31%	7,30%	7,31%	7,43%
Fixed Rate (US$)	68	6	6	6	7	10 611	10 704
Average interest rate	4,53%	4,53%	4,52%	4,52%	4,51%	4,51%
Variable rate (US$)	—	—	—	—	—	190	190
Average interest rate	—	—	—	—	—	5,15%
Fixed rate (Euro)	21	2	1	3	—	—	27
Average interest rate	3,66%	4,06%	4,10%	4,10%	—	—
Variable rate (Euro)	170	69	71	73	9	43	435
Average interest rate	3,45%	3,51%	3,56%	3,63%	3,70%	3,70%

Total	2 594	1 213	1 179	3 616	5 381	11 847	25 830

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

12.D.4 Depositary payments for 2014

        In terms of the Amended and Restated Deposit Letter Agreement dated as of 5 May 2011 (the Letter Agreement), the Depositary will reimburse the company up to US$250 000 for expenses related to the ADR programme including, but not limited to, investor relations expenses and listing fees or any other program related expenses on the anniversary date of the company's listing on the New York Stock Exchange. In the event that the number of American depository shares outstanding increases by 10 million from the number outstanding on the effective date of the Letter Agreement, the reimbursement amount for that year increases by US$100 000. On 27 May 2014, the Depositary reimbursed the company an amount of US$350 000 for expenses relating to the depository receipt facility for the period up to 9 April 2014.

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

(a)
Disclosure controls and procedures

        The company's President and Chief Executive Officer and Acting Chief Financial Officer, based on their evaluation of the effectiveness of the group's disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report of Form 20-F, have concluded that, as of such date, the company's disclosure controls and procedures were effective.

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

        Sasol's internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and Acting Chief Financial Officer to provide reasonable assurance as to the reliability of Sasol's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

        Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorisations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

        Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2014. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework (1992)". Based on this assessment, our management has determined that, as of 30 June 2014, Sasol's internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of 30 June 2014 was audited by PricewaterhouseCoopers Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

(d)
Changes in internal control over financial reporting

        There were no changes in our internal control over financial reporting that occurred during the year ended 30 June 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting as at 30 June 2014.

Item 16.A    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Colin Beggs, an independent member of the audit committee and its chairman since 1 January 2011, was determined by our board to be the audit committee's financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

Item 16.B    CODE OF ETHICS

        Sasol has adopted a code of ethics that applies to all of our directors, officers and employees, including the President and Chief Executive Officer, our Acting Chief Financial Officer and our Controller. Our code of ethics consists of four fundamental ethical principles—responsibility, honesty, fairness and respect. The code is supported by a "guide to the application of the Sasol's code of ethics" document which provides details on 15 ethical standards. These ethical standards cover issues such as bribery and corruption, fraud, insider trading, legal compliance, conflicts of interests, human rights and discrimination. They include a commitment to conducting our business with due regard to the interests of all our stakeholders and the environment. The code embodies a requirement of compliance with all applicable laws and regulations as a minimum standard.

        Employee performance compared against our values, which incorporate the code of ethics, is assessed as part of our performance appraisal system. Any amendment or waiver of the code as it relates to our President and Chief Executive Officer or Acting Chief Financial Officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.

        The code of ethics has been communicated to employees, suppliers, service providers and customers and is available on our internet and intranet websites. Our ethics website address is http://www.sasol.com/sustainability/ethics. This website is not incorporated by reference in this annual report. A copy of the Code of Ethics can also be specifically requested by sending an email to groupethicsoffice@sasol.com with your postal details and a copy will be posted to you, without charge.

        We have been operating an independent ethics reporting telephone line through external advisors since 2002. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report deviations from ethical behaviour, including fraud and unsafe behaviour or environment. These calls are monitored and the progress on their resolution is reported to the audit committee and the nomination, governance, social and ethics committee on a regular basis. We view the following hotlines as an essential mechanism for maintaining the highest levels of ethical behaviour: South Africa: 0800016017; Canada: 18554218968; China: 4001203284; Germany: 08001825967; Italy: 800786522; Singapore: 1800-2163302; United Kingdom: 08000324498; United States of America: 18004891727.

        The ethics hotline continues to be well utilised and 583 calls were received whereas 638 calls were investigated and resolved during 2014, reducing the total number of open calls from 182 to 126. The 583 calls represent a 17% decrease in calls received through the EthicsLine from the previous year. This is can be attributed to mainly management actions, to make people aware of the correct use of the EthicsLine. Our code of ethics guides our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since they may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

Item 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2014 and 2013 years:

	Audit fees	Audit-related fees	Tax fees	All other fees	Total
	(Rand in millions)
2014(1)	74	1	1	—	76
2013(2)	74	1	1	1	77

(1)
In respect of our audit committee approval process, all non-audit and audit fees paid to PricewaterhouseCoopers Inc. have been pre-approved by the audit committee.

(2)
In respect of our audit committee approval process, all non-audit and audit fees paid to KPMG Inc., who were our principal auditors in 2013, were pre-approved by the audit committee.

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

Audit committee approval policy

        In accordance with our audit committee pre-approval policy, all audit and non-audit services performed for us by our independent accountants were approved by the audit committee of our board of directors, which concluded that the provision of such services by the independent accountants was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

        In terms of our policy, non-audit services not exceeding R500 000 that fall into the categories set out in the pre-approval policy, do not require pre-approval by the audit committee, but are pre-approved by the chief financial officer. The audit committee is notified of each such service at its first meeting following the rendering of such service. All non-audit services exceeding R500 000 but not exceeding R2 million, are pre-approved by the audit committee chairman, and the audit committee is notified at the first meeting following the granting of such approval. Fees in respect of non-audit services exceeding R2 million, require pre-approval by the audit committee, prior to engagement.

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

        No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2014.

Item 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

Item 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares repurchased	Average price paid per share	Shares cancelled under the share repurchase programme	Total number of shares purchased as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes(1)
For the year ended 30 June 2014
Balance at 30 June 2013	40 309 886	—	(31 500 000)	8 809 886	64 880 032
2013-07-01 to 2013-07-31	—	—	—	—	64 880 032
2013-08-01 to 2013-08-31	—	—	—	—	64 880 032
2013-09-01 to 2013-09-30	—	—	—	—	64 880 032
2013-10-01 to 2013-10-31	—	—	—	—	64 880 032
2013-11-01 to 2013-11-30	—	—	—	—	56 163 615
2013-12-01 to 2013-12-31	—	—	—	—	56 163 615
2014-01-01 to 2014-01-31	—	—	—	—	56 163 615
2014-02-01 to 2014-02-29	—	—	—	—	56 163 615
2014-03-01 to 2014-03-31	—	—	—	—	56 163 615
2014-04-01 to 2014-04-30	—	—	—	—	56 163 615
2014-05-01 to 2014-05-31	—	—	—	—	56 163 615
2014-06-01 to 2014-06-30	—	—	—	—	56 163 615
2014-07-01 to 2014-07-31	—	—	—	—	56 163 615
2014-08-01 to 2014-08-31	—	—	—	—	56 163 615
2014-09-01 to 2014-09-19	—	—	—	—	56 163 615

	40 309 886		(31 500 000)	8 809 886

(1)
Approval is obtained annually at the annual general meeting for a new maximum number of shares to be repurchased.

a.
At our annual general meeting held on 22 November 2013, shareholders granted the authority to the directors to approve the repurchase by the company of its issued securities up to 10% of each of Sasol's ordinary shares and Sasol BEE ordinary shares. The company's issued ordinary shares as at 22 November 2013, was 649 796 916 (30 November 2012—648 800 316). No shares were repurchased in terms of this authority.

  b.
  The repurchase is limited to a maximum of 10% of the company's securities in the applicable class at the time the authority was granted and no acquisition may be made at a price more than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date of such acquisition.

  c.
  In terms of the JSE Limited Listings Requirements and the terms of the resolution, the general authority granted to the directors by shareholders on 22 November 2013 to acquire the company's issued securities will not exceed 15 months from the date of the resolution and will be valid only until the company's next annual general meeting, which is scheduled for 21 November 2014.

  d.
  The authority granted by shareholders on 30 November 2012, was replaced by a new authority from shareholders on 22 November 2013 to repurchase securities which excluded only the Sasol preferred ordinary shares. The maximum number of Sasol ordinary shares that may be repurchased as from 22 November 2013 amounts to 56 163 615.

  e.
  No programme was terminated prior to the expiration date. All programmes previously approved by shareholders expire at the next annual general meeting.

Item 16.F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

Item 16.G    Corporate Governance

        Sasol maintains a primary listing of its ordinary shares and Sasol BEE ordinary shares on the Johannesburg Stock Exchange operated by the JSE Limited (JSE) and a listing of American Depositary Shares on the New York Stock Exchange (NYSE). Accordingly, the company is subject to the on-going disclosure, corporate governance and other requirements imposed by legislation in both jurisdictions, the JSE, the United States Securities and Exchange Commission (SEC) and the NYSE. We have implemented controls to provide reasonable assurance of our compliance with all relevant requirements in respect of our listings. These include the South African Companies Act, 71 of 2008, (the Companies Act), the South African Financial Markets Act, 19 of 2012, the JSE Listings Requirements, and the SEC, the NYSE and US legislation such as the Sarbanes-Oxley Act of 2002 (SOX), insofar as it applies to foreign companies listed on the NYSE. We apply all 75 principles of the King III Code of Governance for South Africa (King III Code). In a few areas we are of the view that, while we are applying the recommended practice, additional enhancements can be adopted over time in line with our objective to continuously improve our corporate governance practices. A comprehensive statement outlining our application of each of the 75 principles is available on our website at www.sasol.com. This website is not incorporated by reference in this annual report.

        We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2014.

        Refer to our corporate governance report filed as Exhibit 99.2 for details of our corporate governance practices.

Item 16.H    Mine Safety Disclosure

        Not applicable.

 PART III

ITEM 17.    FINANCIAL STATEMENTS

        Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the auditors' report of PricewaterhouseCoopers Inc. (PwC) and KPMG Inc. are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2014, 2013 and 2012

*
Refer to our consolidated financial statements filed as Exhibit 99.1 which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

        In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries at 30 June 2014, and the results of their operations and their cash flows for the year ended 30 June 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2014, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, the Company adopted the new accounting guidance related to consolidated financial statements and joint arrangements in 2014.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa
29 September 2014

F-1

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited

        We have audited the accompanying consolidated statement of financial position of Sasol Limited and its subsidiaries as of 30 June 2013 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the years in the two year period then ended. These consolidated financial statements are the responsibility of Sasol Limited management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries as of 30 June 2013 and the results of their operations and their cash flows for each of the years in the two year period then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IFRS').

        As discussed in Note 1 to the consolidated financial statements, Sasol Limited has changed its method of accounting for consolidations and joint arrangements as well as updating changes in disclosures in the financial statements for interests in other entities as of 30 June 2013 and for each of the years in the two year period then ended due to the adoption of IFRS 10: Consolidated Financial Statements (as amended), IFRS 11: Joint Arrangements (as amended) and IFRS 12: Disclosure of Interests in Other Entities (as amended).

/s/ KPMG Inc.

Registered Auditors
Johannesburg, South Africa

9 October 2013 (except as to Notes 1, 7, 39, 62 and 63, which are as of 5 September 2014)

F-2

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

 TABLE 1—COSTS INCURRED IN OIL AND GAS PROPERTY ACQUISITION,
EXPLORATION, AND DEVELOPMENT ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas*
	(Rand in millions)
Year ended 30 June 2012
Acquisition of proved properties	9,0	—	—	—
Acquisition of unproved properties	—	4,3	—	12,7
Exploration	55,0	452,9	—	460,3
Development	4 428,3	341,3	6 870,8	125,0

Total costs incurred	4 492,3	798,5	6 870,8	598,0

Year ended 30 June 2013
Acquisition of proved properties	141,0	—	—	—
Exploration	30,0	629,7	—	187,9
Development	4 950,1	79,0	3 176,6	341,5

Total costs incurred	5 121,1	708,7	3 176,6	529,4

Year ended 30 June 2014
Acquisition of proved properties	561,0	—	—	—
Exploration	85,5	304,9	560,0	297,0
Development	6 265,5	460,5	2 595,1	512,5

Total costs incurred	6 912,0	765,4	3 155,1	809,5

*
Other areas comprises: Gabon, Nigeria, Papua New Guinea, Australia, Botswana and South Africa.

TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas*
(Rand in millions)
Year ended 30 June 2012
Proved properties	47 764,7	5 062,2	9 068,4	1 653,8

Producing wells and equipment	46 746,7	4 925,7	7 626,7	1 581,0
Non-producing wells and equipment	1 018,0	136,5	1 441,7	72,8

Unproved properties	—	1 458,0	3 455,0	430,5

Capitalised costs	47 764,7	6 520,2	12 523,4	2 084,3
Accumulated depreciation	(14 538,4)	(1 771,5)	(1 920,4)	(1 189,8)

Net book value	33 226,3	4 748,7	10 603,0	894,5

Year ended 30 June 2013
Proved properties	57 026,1	5 948,6	14 266,8	2 380,5

Producing wells and equipment	54 332,1	5 721,2	11 528,8	2 023,0
Non-producing wells and equipment	2 694,0	227,4	2 738,0	357,5

Unproved properties	—	1 271,1	3 929,5	607,2

Capitalised costs	57 026,1	7 219,7	18 196,3	2 987,7
Accumulated depreciation	(16 919,6)	(1 671,6)	(4 365,1)	(1 637,6)

Net book value	40 106,5	5 548,1	13 831,2	1 350,1

Year ended 30 June 2014
Proved properties	68 636,9	6 717,3	16 447,2	3 221,6

Producing wells and equipment	63 279,9	6 013,8	15 660,8	2 395,6
Non-producing wells and equipment	5 357,0	703,5	786,4	826,0

Unproved properties	—	1 360,6	3 726,6	501,4

Capitalised costs	68 636,9	8 077,9	20 173,8	3 723,0
Accumulated depreciation	(19 699,6)	(2 081,6)	(9 486,3)	(2 055,7)

Net book value	48 937,3	5 996,3	10 687,5	1 667,3

*
Other areas comprises: Gabon, Nigeria, Papua New Guinea, Australia, Botswana and South Africa.

 TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other* areas
	(Rand in millions)
Year ended 30 June 2012
Sales to unaffiliated parties	—	154,9	330,5	1 292,5
Transfers to affiliated parties	43 815,0	1 333,5	—	—

Total revenues	43 815,0	1 488,4	330,5	1 292,5
Production costs	(15 988,8)	(283,5)	(156,8)	(230,4)
Foreign currency translation (losses)/gains	(3,6)	(122,1)	(2,5)	3,2
Exploration expenses	(19,0)	(140,7)	—	(405,8)
Valuation provision	—	(433,7)	(963,8)	—
Net gain on farm down of licences	—	—	—	58,9
Depreciation	(2 407,7)	(249,7)	(1 323,2)	(166,6)

Operating profit/(loss)	25 395,9	258,7	(2 115,8)	551,8
Tax	(7 958,8)	(357,8)	—	(382,1)

Results of operations	17 437,1	(99,1)	(2 115,8)	169,7

Year ended 30 June 2013
Sales to unaffiliated parties	—	352,7	599,6	1 224,8
Transfers to affiliated parties	49 789,0	1 456,8	—	—

Total revenues	49 789,0	1 809,5	599,6	1 224,8
Production costs	(15 280,4)	(332,4)	(292,0)	(341,1)
Foreign currency translation losses	(42,3)	(283,6)	(0,5)	(1,5)
Exploration expenses	(30,9)	(789,7)	—	(122,9)
Valuation provision	—	(14,5)	—	—
Depreciation	(3 378,4)	(333,8)	(1 988,2)	(179,7)

Operating profit/(loss)	31 057,0	55,5	(1 681,1)	579,6
Tax	(8 595,5)	(379,2)	—	(335,6)

Results of operations	22 461,5	(323,7)	(1 681,1)	244,0

Year ended 30 June 2014
Sales to unaffiliated parties	—	461,6	860,4	1 667,7
Transfers to affiliated parties	59 912,7	2 218,5	—	—

Total revenues	59 912,7	2 680,1	860,4	1 667,7
Production costs	(19 250,0)	(533,9)	(454,4)	(478,7)
Foreign currency translation gain/(losses)	1,5	(126,0)	0,1	(11,0)
Exploration expenses	(47,5)	(115,1)	—	(259,4)
Valuation provision	—	(36,0)	(5 308,6)	(95,2)
Depreciation	(4 253,2)	(411,4)	(1 946,6)	(286,5)

Operating profit/(loss)	36 363,5	1 457,7	(6 849,1)	536,9
Tax	(10 879,2)	(542,7)	—	(321,3)

Results of operations	25 484,3	915,0	(6 849,1)	215,6

*
Other areas comprises: Gabon, Nigeria, Papua New Guinea, Australia, Botswana and South Africa.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

	Synthetic oil	Crude oil and condensate				Natural gas
	South Africa	Mozambique	Canada	Other areas*	Total	Mozambique	Canada	Other areas*	Total
	Millions of barrels					Billions of cubic feet
Proved developed and undeveloped reserves
Balance at 30 June 2011	807,8	4,5	—	3,7	8,2	1 521,4	54,9	—	1 576,3
Revisions	10,9	(0,6)	—	1,1	0,5	10,8	18,1	—	28,9
Improved recovery	—	—	0,2	0,6	0,8	—	(0,8)	—	(0,8)
Commercial arrangements	—	—	—	0,1	0,1	—	—	—	—
Production	(42,4)	(0,3)	—	(1,5)	(1,8)	(81,1)	(17,0)	—	(98,1)

Balance at 30 June 2012	776,3	3,6	0,2	4,0	7,8	1 451,1	55,2	—	1 506,3
Revisions	(13,3)	(0,1)	—	0,6	0,5	(24,0)	6,4	—	(17,6)
Improved recovery	—	0,1	—	1,0	1,1	64,2	8,6	—	72,8
Commercial arrangements	—	1,2	—	—	1,2	122,5	—	—	122,5
Production	(49,7)	(0,3)	—	(1,3)	(1,6)	(94,6)	(22,3)	—	(116,9)

Balance at 30 June 2013	713,3	4,5	0,2	4,3	9,0	1 519,2	47,9	—	1 567,1
Revisions	19,1	(0,2)	—	1,2	1,0	(25,7)	21,8	—	(3,9)
Improved recovery		—	0,1	0,1	0,2	—	24,1	—	24,1
Production	(51,7)	(0,2)	(0,1)	(1,4)	(1,7)	(105,1)	(21,3)	—	(126,4)

Balance at 30 June 2014	680,7	4,1	0,2	4,2	8,5	1 388,4	72,5	—	1 460,9

Proved developed reserves
At 30 June 2012	640,1	1,7	0,2	3,5	5,4	796,1	55,2	—	851,3

At 30 June 2013	592,6	1,7	0,2	2,0	3,9	680,5	47,9	—	728,4

At 30 June 2014	680,7	1,4	0,2	1,9	3,5	591,7	72,5	—	664,2

Proved undeveloped reserves
At 30 June 2012	136,2	1,9	—	0,5	2,4	655,0	—	—	655,0

At 30 June 2013	120,7	2,8	—	2,3	5,1	838,7	—	—	838,7

At 30 June 2014	—	2,7	—	2,3	5,0	796,7	—	—	796,7

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

 TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas*
	(Rand in millions)
Year ended 30 June 2012
Future cash inflows	672 113,3	42 728,7	1 387,3	4 422,9
Future production costs	(254 999,1)	(5 254,5)	(826,6)	(1 936,3)
Future development costs	(106 812,2)	(1 691,6)	(165,5)	(528,1)
Future income taxes	(89 977,5)	(11 234,0)	—	(847,9)

Undiscounted future net cash flows	220 324,5	24 548,6	395,2	1 110,6
10% annual discount for timing of estimated cash flows	(111 167,7)	(13 410,3)	(132,6)	(179,3)

Standardised measure of discounted future net cash flows	109 156,8	11 138,3	262,6	931,3

Year ended 30 June 2013
Future cash inflows	677 102,2	49 700,5	1 395,5	5 191,2
Future production costs	(245 124,9)	(5 704,2)	(1 983,3)	(2 495,1)
Future development costs	(95 765,2)	(5 086,8)	(1 036,4)	(1 937,4)
Future income taxes	(103 956,0)	(12 772,0)	—	(523,8)

Undiscounted future net cash flows	232 256,1	26 137,5	(1 624,2)	234,9
10% annual discount for timing of estimated cash flows	(111 338,9)	(12 971,5)	560,6	(50,4)

Standardised measure of discounted future net cash flows	120 917,2	13 166,0	(1 063,6)	184,5

Year ended 30 June 2014
Future cash inflows	767 028,1	50 748,4	3 172,9	5 188,9
Future production costs	(245 502,2)	(6 446,9)	(3 220,5)	(2 498,5)
Future development costs	(98 658,3)	(6 705,0)	(1 384,5)	(1 507,8)
Future income taxes	(124 676,7)	(13 768,6)	—	(690,9)

Undiscounted future net cash flows	298 190,9	23 827,9	(1 432,1)	491,7
10% annual discount for timing of estimated cash flows	(135 347,7)	(11 005,6)	1 031,6	(31,3)

Standardised measure of discounted future net cash flows	162 843,2	12 822,3	(400,5)	460,4

*
Other areas comprises: Gabon, which has been recalculated for 2012 and 2013

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

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas*
	(Rand in millions)
Present value at 30 June 2011	54 489,5	6 592,5	(2 426,0)	632,1

Net changes for the year	54 667,3	4 545,8	2 688,6	299,3
Sales and transfers of oil and gas produced net of production costs	(27 826,2)	(1 318,2)	(177,8)	(1 234,8)
Development costs incurred	7 967,9	144,1	7 241,9	67,5
Extensions/discoveries and revisions of previous quantity estimates and timing	4 899,1	(239,7)	70,6	1 734,9
Net changes in prices net of production costs	37 827,8	4 169,8	(971,6)	(236,8)
Changes in estimated development costs	18 022,6	411,2	(2 763,5)	(252,9)
Changes in operational/commercial arrangements	—	—	—	41,1
Accretion of discount	5 009,1	934,4	(242,6)	108,8
Net change in income tax	(20 515,9)	(2 066,9)	—	(220,9)
Net change due to exchange rate	29 282,9	2 511,1	(468,4)	292,4

Present value at 30 June 2012	109 156,8	11 138,3	262,6	931,4
Net changes for the year	11 760,4	2 027,7	(1 326,2)	(746,8)

Sales and transfers of oil and gas produced net of production costs	(34 508,6)	(1 661,9)	105,1	(1 123,6)
Development costs incurred	9 786,3	100,8	3 401,6	370,3
Net change due to current reserves estimates from:
Improved recovery	—	472,8	179,8	618,2
Commercial arrangements	—	2 226,0	—	—
Revisions	(584,5)	(703,3)	(151,0)	572,1
Net changes in prices and costs related to future production	(20 448,8)	(311,2)	(918,7)	(549,4)
Changes in estimated future development costs	392,0	(1 170,7)	(4 023,4)	(1 347,6)
Accretion of discount	10 038,8	1 595,7	26,3	160,8
Net change in income tax	(5 113,7)	(1 223,0)	—	280,1
Net change due to exchange rate	52 198,9	2 702,5	54,1	272,3

Present value at 30 June 2013	120 917,2	13 166,0	(1 063,6)	184,6
Net changes for the year	41 925,9	(343,6)	663,1	275,8

Sales and transfers of oil and gas produced net of production costs	(40 662,7)	(2 377,0)	(158,1)	(1 285,3)
Development costs incurred	12 299,3	569,8	3 155,2	661,1
Net change due to current reserves estimates from:
Improved recovery	—	—	272,0	53,5
Commercial arrangements	—	—	—	—
Revisions	11 418,2	567,3	889,0	1 038,1
Net changes in prices and costs related to future production	(5 241,1)	(734,9)	(328,5)	(121,0)
Changes in estimated future development costs	(9 021,3)	(1 138,8)	(3 047,7)	(35,7)
Accretion of discount	10 958,5	1 920,7	(106,4)	58,1
Net change in income tax	(9 366,6)	(1 011,7)	—	(149,5)
Net change due to exchange rate	71 541,6	1 861,0	(12,4)	56,5

Present value at 30 June 2014	162 843,1	12 822,4	(400,5)	460,4

*
Other areas comprises: Gabon, which has been recalculated for 2012 & 2013

ITEM 19.    EXHIBITS

1.1	Memorandum of incorporation of Sasol Limited

The amount of long-term debt issued by Sasol Limited and its subsidiaries authorised under any given instrument does not exceed 10% of the total assets of Sasol Limited and its subsidiaries on a consolidated basis. Sasol Limited hereby agrees to furnish to the SEC a copy of any such instrument upon its request.
4.1	Management Share Incentive Scheme**
4.2	The Deed of Trust for the Sasol Inzalo Management Trust*
4.3	The Deed of Trust for the Sasol Inzalo Employee Scheme*
8.1	List of subsidiaries
12.1	Certification of David Edward Constable, President and Chief Executive Officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Paul Victor, Acting Chief Financial Officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002
13.1
Certification of David Edward Constable, President and Chief Executive Officer of Sasol Limited and Paul Victor, Acting Chief Financial Officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2
Certification of David Edward Constable, President and Chief Executive Officer of Sasol Limited and Paul Victor, Acting Chief Financial Officer of Sasol Limited pursuant to Rule 13a-15(f) under the Securities Exchange Act of 1934, as adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002
15.1	Consent of independent registered public accounting firm—PricewaterhouseCoopers Inc.
15.2	Consent of independent registered public accounting firm—KPMG Inc.
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Corporate Governance Report
16.1	Sasol Limited Remuneration Report

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
Date: 29 September 2014

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
Brownfields development

The expansion of an existing mine into adjacent reserve areas that are situated next to the existing mine boundaries. It is in contrast with greenfields development, where the development is not done via an existing working mine.

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

Term	Description
n-Butanol	n-Butanol is a chemical compound also known as butyl alcohol. It is typically encountered as a colourless liquid. n-Butanol is primarily used as a solvent for paints.
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

Term	Description
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

Ply	Ply is the lateral continuity of a similar type of coal within a coal seam, as opposed to the vertical continuity of a particular type of coal.

Term	Description
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

Proved undeveloped oil and gas reserves	Reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required before production can commence.

Term	Description
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

Units of measures	m	metre
	km	kilometre
	mm	millimetre
	km2	square kilometre
	m2	square metre
	m3	cubic metre
	kg	kilogram
	t	ton
	kt	kiloton
	Mt	million tons
	tpa	tons per annum
	ktpa	kilotons per annum
	mtpa	million tons per annum
	b or bbl	barrel
	bpd or bbl/d	barrels per day

Term	Description
	cf	cubic feet
	mg/m3	milligrams per cubic meter
	ppm	parts per million
	GJ	gigajoule
	MGJ/a	million gigajoule per annum
	Bscf	billion standard cubic feet
	MMbbl	million barrels
	MMscf/d	million standard cubic feet per day
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

Locality plan of Sasol mines and plants in Southern Africa

Lephalale
LIMPOPO
MPUMALANGA
Pretoria
NORTH WEST
GAUTENG
Johannesburg
Secunda
Sasolburg
KWAZULU NATAL
FREE STATE
Richards Bay
NORTHERN CAPE
Durban
EASTERN CAPE
WESTERN CAPE

KINROSS
SYFERFONTEIN MINE
EVANDER
TWISTDRAAI MINE
(THUBELISHA SHAFT)
SHONDONI MINE
TRICHARDT
MIDDELBULT MINE
(iTHEMBA LETHU SHAFT)
SECUNDA
DAM
EMBALENHLE
MIDDELBULT MINE
(WEST SHAFT)
MIDDELBULT MINE
SASOL
SYNFUELS
TWISTDRAAI MINE
(EAST SHAFT)
TWISTDRAAI MINE
(CENTRAL SHAFT)
TWISTDRAAI MINE
(WEST SHAFT)
BRANDSPRUIT MINE
(3E SHAFT)
BRANDSPRUIT MINE
BOSJESSPRUIT MINE
BRANDSPRUIT MINE
(NO.2 SHAFT)
IMPUMELELO MINE
CHARL
CILLIERS
BOSJESSPRUIT MINE
(SOUTH SHAFT)
BOSJESSPRUIT MINE
(IRENEDALE SHAFT)
TOWNS
SSF
SASOL MINES
ROADS
RAILWAYLINES
RIVERS

VEREENIGING
SASOLBURG
SIGMA
PARYS
MOOIKRAAL
MINE
TOWNS
SASOL MINES
ROADS
RAILWAY LINES
RIVERS

SYFERFONTEIN COLLIERY
SECUNDA TOWN
EVANDER TOWN
THUBELISHA SHAFT
MIDDELBULT COLLIERY
TWISTDRAAI COLLIERY
IMPUMELELO COLLIERY
BOSJESSPRUIT COLLIERY
BRANDSPRUIT COLLIERY
CHARL CILLIERS TOWN
BLOCK 3 SOUTH
BLOCK 2 SOUTH
TN

Sasol Exploration and Production
Areas of Interest Australia and Papua New Guinea
N
Indonesia
PNG
Australia
Indonesia
PPL 287
PPL 426
PNG
AC/P52
N
Browse Basin
Indian Ocean
Australia