Form 20-F
period 2015-06-30
SASOL LTD
filed 2015-10-09
CIK 314590

Use these links to rapidly review the document

Item 18. FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on 9 October 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2015
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited
(Exact name of registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organisation)

1 Sturdee Avenue, Rosebank 2196
South Africa
(Address of Principal Executive Offices)

Bongani Nqwababa, Chief Financial Officer, Tel. No. +27 11 441 3422, Email bongani.nqwababa@sasol.com
1 Sturdee Avenue, Rosebank 2196, South Africa
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares Ordinary Shares of no par value* 4,50% Notes due 2022 issued by Sasol Financing International Limited	New York Stock Exchange New York Stock Exchange New York Stock Exchange
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

651 094 716 Sasol ordinary shares of no par value
25 547 081 Sasol preferred ordinary shares of no par value
2 838 565 Sasol BEE ordinary shares of no par value

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

        We are incorporated in the Republic of South Africa as a public company under South African Company law. Our audited consolidated financial statements for the financial years ended 30 June, 2011, 2012, 2013, 2014 and 2015 included in our corporate filings in South Africa were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

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

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2015. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

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

        As used in this Form 20-F:

  •
  "bscf"means billion standard cubic feet;

  •
  "mbbl"means thousand barrels; and

  •
  "mmbbl" means million barrels.

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

 FORWARD-LOOKING STATEMENTS

        We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the United States Securities and Exchange Commission, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

  •
  statements regarding our future results of operations and financial condition and regarding future economic performance including cost containment and cash conservation programmes;

  •
  statements regarding recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition;

  •
  statements of our business strategy, plans, objectives or goals, including those related to products or services;

  •
  statements regarding future competition, volume growth and changes in market share in the industries and markets for our products;

  •
  statements regarding our existing or anticipated investments (including the Lake Charles Chemicals Complex and the gas-to-liquids (GTL) projects in the United States and Uzbekistan, the GTL joint ventures in Qatar and Nigeria, chemical projects and joint arrangements in North America and other investments), acquisitions of new businesses or the disposal of existing businesses;

  •
  statements regarding our estimated oil, gas and coal reserves;

  •
  statements regarding the probable future outcome of litigation and regulatory proceedings and the future development in legal and regulatory matters including the legal framework we operate in;

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

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward- looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in such forward-looking statements. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

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

        The financial data set forth below for the years ended as at 30 June 2015 and 2014 and for each of the years in the three-year period ended 30 June 2015 has been derived from our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F.

        The financial data as at 30 June 2015 and 2014 and for each of the years in the three-year period ended 30 June 2015, should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements.

        Financial data as at 30 June 2013, 2012 and 2011, and for the years ended 30 June 2012 and 2011 have been derived from the group's previously published audited consolidated financial statements, which are not included in this document.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	30 June 2015	30 June 2014	30 June 2013	30 June 2012	30 June 2011
	(Rand in millions) (except per share information and weighted average shares in issue)
Income Statement data:
Turnover	185 266	202 683	169 891	159 114	142 436
Operating profit after remeasurement items	44 492	41 674	38 779	31 749	29 950
Profit attributable to owners of Sasol Limited	29 716	29 580	26 274	23 580	19 794
Statement of Financial Position data:
Total assets	323 599	280 264	246 165	197 583	177 445
Total equity	196 483	174 769	152 893	127 942	109 860
Share capital	29 228	29 084	28 711	27 984	27 659
Per share information (Rand):
Basic earnings per share	48,71	48,57	43,38	39,09	32,97
Diluted earnings per share	48,70	48,27	43,30	38,90	32,85
Dividends per share(1)	18,50	21,50	19,00	17,50	13,00
Weighted average shares in issue (in millions):
Average shares outstanding—basic	610,1	609,0	605,7	603,2	600,4
Average shares outstanding—diluted	610,2	620,8	606,8	606,1	614,5

(1)
The total dividend includes the interim and final dividend. The final dividend was declared subsequent to the reporting date and is presented for information purposes only. No provision for this final dividend has been recognised.

Exchange rate information

        The following table sets forth certain information with respect to the rand/US dollar exchange rate for the years shown:

Rand per US dollar for the year ended 30 June or the respective month	Average(1)	High(2)	Low(2)
2011	7,01	7,75	6,57
2012	7,78	8,58	6,67
2013	8,85	10,21	8,08
2014	10,39	11,32	9,59
2015	11,45	12,58	10,51
2016(3)	13,22	14,07	12,25
April 2015	12,01	12,22	11,78
May 2015	11,97	12,16	11,79
June 2015	12,28	12,58	12,10
July 2015(3)	12,46	12,70	12,25
August 2015(3)	12,93	13,30	12,65
September 2015(3)	13,65	14,07	13,27
October 2015 (up to 2 October 2015)(3)	13,83	13,92	13,73

(1)
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)
Based on the closing rate of Thomson Reuters for the applicable period.

(3)
The average exchange rates for the period 1 July 2015 to 2 October 2015 are calculated using the average exchange rate on the last day of each month and as at 2 October during the period. The average exchange rate for each month and as at 2 October 2015 is calculated using the average of the daily exchange rates during the period.

        On 2 October 2015, the closing exchange rate of rand per US dollar as reported by Thomson Reuters was R13,73/US$1.

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

        The price at which we can sell fuel in South Africa is regulated by the South African government, through a mechanism, known as the Basic Fuel Price (BFP). The BFP is a formula driven price that considers, amongst others, the international crude oil price, the rand/US dollar exchange rate and the refining margin typically earned by coastal refineries. As a result, our turnover will be impacted by factors that may be different than if fuel were sold at prices based only on market factors. Likewise, if the crude oil price decreases, the price at which we sell fuel could decrease even if there is greater demand in South Africa. The impact of using the BFP to establish prices could have a negative impact on our operating results. The price and availability of substitute fuels, changes in product inventory, product specifications and other factors will also impact our revenue. In recent years, prices for petroleum products have fluctuated widely.

        The group's profitability was adversely impacted by the 33% decline in oil prices. During 2015, the dated Brent crude oil price averaged US$73,46/b and fluctuated between a high of US$106,64/b and a low of US$48,18/b. This compares to an average dated Brent crude oil price of US$109,40/b during 2014, which fluctuated between a high of US$117,13/b and a low of US$103,19/b.

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products. Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuels and oil operations. Fluctuations in crude oil prices affect our results mainly through their indirect effect on the BFP price formula, see "Item 4.B—Business overview—"Sasol Oil", as well as the impact on oil derived feedstock. Prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

        We use derivative instruments to partially protect us against day-to-day fluctuations in US dollar oil prices as well as in the rand to US dollar exchange rate which affects the acquisition cost of our crude oil needs. See "Item 11—Quantitative and qualitative disclosures about market risk". While the use of these instruments may provide some protection against short-term fluctuations in crude oil prices, it does not protect us against longer term fluctuations in crude oil prices or differing trends between crude oil and petroleum product prices.

        Prolonged periods of low crude oil and natural gas prices, or rising costs, could also result in projects being delayed or cancelled, as well as in the impairment of certain assets. In Canada, low gas prices have continued to persist resulting in a partial impairment of our shale gas assets in 2014 of R5,3 billion and a further impairment of R1,3 billion in 2015. We have also recognised a partial impairment in 2015 of R1,3 billion with respect to our Etame assets in Gabon, due to the decline in oil prices.

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

        Further, as explained above, the rand/US dollar exchange rate is a component of the BFP, which impacts the price at which we can sell fuel in South Africa.

        A significant part of our capital expenditure is also US dollar-denominated, as it is directed to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa. The majority of our operating costs are either rand based for South African operations, US dollar based for our operations in the United States or euro based for European operations. Accordingly, fluctuations in exchange rates between the rand and US dollar and/or euro may have a material effect on our business, operating results, cash flows and financial condition.

        Fluctuations in the exchange rates of the rand against the US dollar and euro as well as other currencies also impact the comparability of our financial statements between periods due to the effects of translating the functional currency of our foreign subsidiaries into rand at different exchange rates. Accordingly, some of the changes in the reported operating results are attributable to fluctuations in exchange rates and do not necessarily reflect the underlying operating results. During 2015, the rand/US dollar exchange rate averaged R11,45 and fluctuated between a high of R12,58 and a low of R10,51. This compares to an average exchange rate of R10,39 during 2014 which fluctuated between a high of R11,32 and a low of R9,59. The rand exchange rate is affected by various international and South African economic and political factors. Subsequent to 30 June 2015, the rand has on average weakened against the US dollar and the euro. In general, a weakening of the rand would have a positive effect on our operating results. Conversely strengthening of the rand would have an adverse effect on our operating results. Refer to "Item 5A—Operating results" for further information regarding the effect of exchange rate fluctuations on our results of operations.

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

Cyclicality in petrochemical product prices and demand may adversely affect our business, operating results, cash flows and financial condition

        The demand for chemicals and especially products such as solvents, olefins, surfactants, fertilisers and polymers is cyclical. Typically, higher demand during peaks in the industry business cycles leads producers to increase their production capacity. Although peaks in the business cycle have been characterised by increased selling prices and higher operating margins in the past, such peaks have led to overcapacity with supply exceeding demand growth. Low periods during the industry business cycle are characterised by a decrease in selling prices and excess capacity, which can depress operating margins. Lower prices for chemical products during downturns in the industry business cycle may have a material adverse effect on our business, operating results, cash flows and financial condition.

        We are unable to accurately forecast fluctuations in petroleum product prices, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

We may not be able to exploit technological advances quickly and successfully or competitors may develop superior technologies

        Most of our operations, including the gasification of coal and the manufacture of synfuels and petrochemical products, are highly dependent on the use of advanced technologies. The development, commercialisation and integration of the appropriate advanced technologies can affect, among other things, the competitiveness of our products, the continuity of our operations, our feedstock requirements and the capacity and efficiency of our production.

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

        Examples of new technologies which may in the future affect our business include the following:

  •
  The development and commercialisation of non-hydrocarbon-dependent energy carrier technologies, including the further development of fuel cells and batteries, or the large-scale broadening of the application of electricity to drive motor vehicles. These may be disruptive to the use of hydrocarbon and refined crude oil-derived fuels;

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

        In addition to the technological challenges, a number of our expansion projects are integrated across a number of Sasol businesses. Delays with the development of an integrated project might, accordingly, have an impact on more than one Sasol business.

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

Our large capital projects may not prove sufficiently viable or as profitable as planned and may be affected by delays or cost overruns

        We have constructed gas-to-liquids (GTL) plants in Qatar and Nigeria as well as the first phase of the Fischer-Tropsch Wax Expansion Project (FTWEP) in Sasolburg. During the 2015 financial year, we made the final investment decision on the Lake Charles Chemical Project (LCCP) (an ethane cracker and chemical derivatives plant) and started detailed engineering and infrastructure work. In Mozambique, we submitted a field development plan (FDP) for the Production Sharing Agreement (PSA) licence area to the regulatory authorities. The PSA FDP proposes an integrated oil, Liquefied Petroleum Gas (LPG) and gas project adjacent to the Petroleum Production Agreement (PPA) area. A further update on the investment strategy and monetisation plan will be provided once approval has been received from the relevant authorities in Mozambique. The development of these projects is a capital-intensive process carried out over long durations and requires us to commit significant capital expenditure and devote considerable management resources in utilising our existing experience and know-how.

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

  •
  technology and catalyst performance; and

  •
  conditions in the countries in which we operate or plan to operate, including factors relating to political, social and economic conditions.

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

  •
  changes to regulations affecting the facilities, such as environmental regulations and construction standards;

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

Exposure related to investments in associates, joint ventures and joint operations may adversely affect our business, operating results, cash flows and financial condition

        We have invested in a number of associates, joint ventures and joint operations as part of our strategy to expand operations globally. We are considering opportunities for further upstream oil and gas and downstream GTL investments, as well as opportunities in chemicals, to continue our local and global expansion. The development of these projects may require investments in associates, joint ventures and joint operations, most of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of associates, joint venture and joint operation partners, their ability to meet their financial and/or contractual obligations, their behaviour, their compliance with legal and ethical standards, as well as the increasing complexity of country specific legislation and regulations may adversely affect our reputation and/or result in disputes and/or litigation, all of which may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives.

We may not achieve projected benefits of acquisitions or divestments

        We may pursue strategic acquisitions or divestments. With any such transaction there is the risk that any benefits or synergies identified at the time of acquisition may not be achieved as a result of changing or invalid assumptions or materially different market conditions, or other factors. Furthermore, we could be found liable, regardless of extensive due diligence reviews, for past acts or omissions of the acquired business without any adequate right of redress.

        In addition, delays in the sale of assets, or reductions in value realisable, may arise due to changing market conditions. Failure to achieve expected values from the sale of assets, or delays in expected receipt or delivery of funds may result in higher debt levels, underperformance of those businesses and possible loss of key personnel.

We may face constraints in obtaining the expected level of financing to pursue new business opportunities or support existing projects

        In December 2014, in response to the low oil price environment, we started to formulate a comprehensive Response Plan to conserve cash. We set ourselves a cash conservation target range of R30 billion to R50 billion over 30 months from 31 December 2014. One of the levers of the Response Plan is to conserve cash of between R13 billion to R22 billion through capital portfolio phasing and reductions. We revised our forecasted capital expenditure for the 2015 financial year from R50 billion to R45 billion. Actual capital expenditure (cash flow) during the year amounted to R45,1 billion. As a result of the weakening rand against the US dollar, we updated our capital expenditure forecast for 2016 to R70 billion and to R65 billion for 2017.

        Our capital expenditure plans and requirements are subject to a number of risks, contingencies and other factors, some of which are beyond our control, and therefore the actual future capital expenditure and investments may differ significantly from the current planned amounts.

        Our operating cash flow and banking facilities may be insufficient to meet all of these expenditures, depending on the timing and cost of development of these and other projects, as well as our operating performance and the utilisation of our banking facilities. Refer to "Item 18—Financial Statements—note 18" for a breakdown of our banking facilities and the utilisation thereof. As a result, new sources of capital may be needed to meet the funding requirements of these projects, to fund ongoing business activities and to pay dividends. In addition, should we decide to proceed with any further projects in the United States, we will need to obtain external financing to fund such projects. To date, we have secured 80% of the funding required for the construction of the LCCP. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, our credit rating, our gearing and other debt metrics, the condition of the financial markets, future prices for the products we sell, the prospects for our industry, our operational performance and operating cash flow and debt position, among other factors.

        Our credit rating may be affected by our ability to maintain our outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, our business prospects, the sovereign credit rating of the Republic of South Africa and other factors, some of which are outside our control. Historically, our credit rating has been affected by movements in the sovereign credit rating of the Republic of South Africa and any future adverse rating actions or downgrade of the South African sovereign credit rating may have an adverse effect on our credit rating, which could negatively impact our ability to borrow money and could increase the cost of debt finance. The sovereign credit rating of the Republic of South Africa was downgraded by Standard & Poor's Ratings Services (S&P) in 2014 from BBB to BBB–. The outlook is currently stable. The Moody's Investors Service (Moody's) rating of the Republic of South Africa is Baa2, with a stable outlook. Sasol's credit rating was not impacted by the recent change in the sovereign credit rating of the Republic of South Africa.

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

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint ventures and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business Overview" for a description of the extent of our activities in the main countries and regions in which we operate. Although we are a South African-domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in other African countries, chemical businesses in Europe, the United States, the Middle East and Asia, a joint venture in a GTL facility in Qatar, joint arrangements in the United States, Canada and Uzbekistan and an economic interest in a GTL project in Nigeria.

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

(b)   Fluctuations in inflation and interest rates

        Macroeconomic factors, such as higher inflation and interest rates, could adversely impact our ability to contain costs and/or ensure cost-effective debt financing in countries in which we operate.

        Our sustainability and competitiveness is influenced by our ability to optimise our operating cost base. As we are unable to control the market price at which the products we produce are sold, it is possible that if inflation in countries in which we operate should begin to increase, it may result in significantly higher future operational costs.

        In South Africa, consumer price inflation decreased to 5,1% in 2015 from 6,1% in 2014. Following the decline in the oil price, domestic consumer price inflation trended lower into the early part of the 2015 calendar year. However, upside risks to the inflation outlook prompted the South African Reserve Bank (SARB), to increase the policy interest rate by 25 basis points in July 2015.

        The rand/US dollar exchange rate remains one of the factors having a significant impact on inflation, and, accordingly the weakening of the rand over the past few years poses a risk to the inflation outlook.

        It is expected that rand weakness and rising inflation could see the SARB lifting interest rates further in the coming months. Producers' pricing power appears relatively limited in a weak economic growth environment, but it is unclear how long producers will still be able to absorb cost increases.

(c)   Transportation, water, electricity and other infrastructure

        The infrastructure in some countries in which we operate, such as rail infrastructure, electricity and water supply may need to be further upgraded and expanded, and in certain instances, possibly at our own cost. Water, as a resource, is becoming increasingly limited as world demand for water increases. In South Africa, the risk that water may become significantly limited is exacerbated by the fact that it is one of the drier countries in the world. Water use by our operations varies widely depending largely on feedstock and technology choice. While a GTL plant is typically a net producer of water, a CTL plant has a significant water requirement, driven by the need to produce hydrogen and additional cooling requirements. Although various technological advances may improve the water efficiency of our processes, we may experience limited water availability and other infrastructural challenges, which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

        In South Africa, the supply of electricity will remain extremely tight into 2019 and 2020, until substantial new generation capacity is commissioned. Sasol has an installed generation capacity of approximately 70% of its total South African power supply needs internally, and hence has a limited exposure. Although Eskom has implemented a number of short- and long-term mitigation plans, we could experience power supply interruptions which could have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

(d)   Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. The South African labour market remains volatile and characterised by major industrial action in key sectors of the economy.

        Wage negotiations impacting the South African operations of the Sasol Group within the Petroleum and Industrial Chemicals sectors have been concluded. Although we have constructive relations with our employees and their unions, we cannot assure you that significant labour disruptions will not occur in the future or that our labour costs will not increase significantly in the future.

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

(f)   Localisation issues

        In some countries, our operations are required to comply with local procurement, employment equity, equity participation, corporate social responsibility and other regulations which are designed to address country-specific social and economic transformation and localisation issues.

        In South Africa, there are various transformation initiatives with which we are required to comply. We embrace, engender and participate in initiatives to bring about meaningful transformation in South Africa. We consider these initiatives to be a strategic imperative and we acknowledge the risk of not pursuing them.

        The President of the Republic of South Africa originally gazetted the revised Codes of Good Practice for broad-based black economic empowerment (B-BBEE) the "Revised Codes" on 11 October 2013, with a transition period until 30 April 2015.

        The Revised Codes became effective on 1 May 2015. These codes provide a standard framework for the measurement of B-BBEE across all sectors of the economy, other than sectors that have their own sectorial transformation charters (e.g. the mining industry). The B-BBEE Amendment Act was assented on 27 January 2014.

        The Revised Codes provide more stringent targets which will have an impact on Sasol's current B-BBEE contributor status. The more stringent targets comprise both increased pillar-specific targets (For example, in preferential procurement the target for black ownership of suppliers increased from 25% to 51%) and the generic scorecard requiring more points to be obtained in order to qualify for a given level. (For example, under the previous codes, a Level 4 B-BBEE status was achieved by scoring at least 65 points, whereas under the Revised Codes, the threshold has been increased to 80). In 2015, we reported a level 4 B-BBEE contributor status. However like many other companies, we expect this to decline. We have embarked on a project to assess our B-BBEE strategies.

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

(h)   Stakeholder relationships

        Our operations can also have an impact on local communities, including the need, from time to time, to relocate or resettle communities or relocate infrastructure networks such as railways and utility services. Failure to manage relationships with local communities, governments and non-governmental organisations may harm our reputation as well as our ability to bring development projects into production. In addition, the costs and management time required to comply with standards of social responsibility, community relations and sustainability, including costs related to the resettlement of communities or relocation of infrastructure, have increased substantially and are expected to further increase over time.

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

  •
  terrorism, xenophobia and kidnapping threats; and

  •
  possible demands to participate in unethical or corrupt conduct that lead us to forgo certain opportunities.

        Some of the countries where we have already made, or other countries where we may consider making investments, are in various stages of developing institutions and legal and regulatory systems that are characteristic of democracies. However, institutions in these countries may not yet be as firmly established as they are in democracies in South Africa, North America and some European countries. Some of these countries are also transitioning to a market economy and, as a result, are experiencing changes in their economies and their government policies that could affect our investments in these countries.

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

Electricity supply interruptions and increases in electricity costs in South Africa could adversely affect our business, operating results, cash flows, financial condition and future growth

        With the recent commissioning of additional power generation equipment, Sasol has an installed generation capacity of approximately 70% of its total South African power supply needs internally. However, our South African operations remain dependent on power generated by the state-owned utility, Eskom, for their remaining power supply requirements. Currently the electricity supply system in South Africa is critically constrained due to several factors, such as significant delays with new power station build projects, insufficient maintenance opportunities on the ageing power station fleet and an increasing trend of unplanned outages forcing the country into regular load shedding or load curtailment in the residential, commercial and industrial sectors. It is expected that the current tight supply situation will remain until the anticipated commissioning of substantial new generation during 2019 and 2020. Although Eskom has implemented a number of short- and long-term mitigation plans, we could experience power supply interruptions which could have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

        South African industrial electricity tariffs increased by 12,69% on 1 April 2015, and may increase further, pending the outcome of a public consultation process announced by the National Energy Regulator of South Africa (NERSA). Eskom applied for a selective re-opener of the current Multi-Year Price Determination (MYPD), which was rejected by NERSA. Although Eskom has not made any official announcement on its course of action, it is our understanding that they will submit a full application to NERSA for the next MYPD period. A sharp increase in electricity costs may have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

We may not be in compliance with laws or regulations in the countries in which we operate

        Ethical misconduct and non-compliance with applicable laws could have a material adverse impact on our reputation, operations and authorisation to operate. Petrochemical companies need to be particularly vigilant with regard to the risk of bribery, especially when the scale of investments and the corruption perception of the countries where operations take place are considered. We, like other international petrochemical companies, have a geographically diverse portfolio and conduct operations in countries, some of which have a perceived high prevalence of corruption.

        The industry in which we operate is highly regulated and requires compliance with a myriad of laws and regulations, governing matters such as minerals and mining, trading in petroleum products and gas, as well as, safety, health and environment and competition and anti-corruption laws in our South African and global operations. Non-compliance can impact business performance adversely. Although systems and processes are in place, monitored and improved upon, to ensure compliance with applicable laws and regulations, we cannot assure you that we will be in compliance with all laws and regulations at all times. For example, non-compliance with environmental, health or safety laws may occur, among other ways, from systems or human errors in monitoring our emissions of hazardous or toxic substances into the environment, such as our use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorised acts of our employees. Any failure to comply with applicable laws and regulations could result in regulatory enforcement against us, third party claims against us for loss or injury, the imposition of civil or criminal fines or penalties, loss of our relevant licenses, the requirement for us to implement costly corrective actions, or other liabilities, any of which could have a material adverse effect on our business, operating results, cash flows and financial condition.

New South African mining legislation may have an adverse effect on our mineral rights

        Since the enactment of the Mineral and Petroleum Resources Development Act, 28 of 2002 (MPRDA), in May 2004, our subsidiary, Sasol Mining (Pty) Ltd, has been successful in converting its prospecting permits and mining authorisations to new order prospecting and mining rights in terms of the MPRDA. The mining rights in respect of the Secunda as well as the Mooikraal operations at Sasolburg are valid for 30 years (expiring during March 2040), which is the maximum allowable period under the MPRDA. In addition to the initial validity period, our converted mining rights may, on application, be renewed for further periods not exceeding 30 years each.

        If a holder of a prospecting right or mining right conducts prospecting or mining operations in contravention of the MPRDA, including the Mining Charter and Social and Labour Plans, the converted mining rights can be suspended or cancelled by the Minister of Mineral Resources. The entity, upon receiving a notice of breach from the Minister has a specific period of time to remedy such breach. The MPRDA and applicable provisions in the National Environmental Management Act and National Water Act impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

        The MPRDA Amendment Bill, 2013, after initial approval by the National Assembly, was referred back to the National Assembly for reconsideration. The referral was due to concerns of the President that the Bill would not stand constitutional muster.

        Disagreement exists between the Department of Mineral Resources (DMR) and the mining industry regarding the interpretation of the ownership element of the Mining Charter. The disagreement centers around the so-called "once empowered always empowered" principle. The Minister of Mineral Resources and the mining industry agreed to obtain a declaratory order on this principle. Subsequently the Chamber of Mines lodged an application with the High Court to obtain the declaratory order. It is expected that the process can take at least 12 months before clarification is obtained. Considering Sasol Mining's Black Economic Empowerment (BEE) ownership status it is possible that the outcome of this application could have an adverse effect on Sasol Mining. The DMR is currently reviewing the Mining Charter. It is uncertain what impact the revision of the Mining Charter will have on the mining industry.

        The proposed changes to the MPRDA, the regulations to be promulgated in terms thereof and the amendments of the Mining Charter, and mining and petroleum rights in the future may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of mining activities in South Africa".

New legislation in South Africa on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

        The Petroleum Products Amendment Act (the Petroleum Act) requires persons involved in the manufacturing, wholesale and retail sale of petroleum products to obtain relevant licences for such activities. Sasol Oil, Natref and Secunda Synfuels submitted applications for their respective operations. The Sasol Oil and Secunda Synfuels wholesale and manufacturing licence applications have been approved and issued. The Natref manufacturing licence application is still under review by the Department of Energy. Nevertheless, these facilities continue to operate as being persons who, as of the effective date of the Petroleum Act, are deemed to be holders of a licence until their applications have been finalised. Until these applications have been finalised, we cannot provide assurance that the conditions of the licences may not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of petroleum-related activities in South Africa".

        The South African fuel industry, inter alia through the South African Petroleum Industry Association, is involved in discussions with the South African government regarding a postponement of the 1 July 2017 introduction date of new cleaner fuels standards, (Clean Fuels 2), which are aligned to EURO V emission standards enabling fuel specifications, to reduce the environmental impact caused by vehicle emissions. These discussions are at an advanced stage, but a new target date has yet to be announced by the government. The introduction of the new specifications and standards will require capital investment in our manufacturing facilities. We cannot assure you that these new specifications will not have a material adverse effect on our business, operating results, cash flow and financial condition.

        The 10 year regulatory dispensation negotiated with the South African government with respect to the supply of Mozambican natural gas to the South African market expired in March 2014. In accordance with the regulatory framework relating to gas prices and tariffs, NERSA has, on 25 March 2014, approved transmission tariffs and maximum gas prices which apply to our gas business in South Africa, after the expiry of the regulatory dispensation. Seven of Sasol Gas' largest customers initiated a judicial review of the NERSA decisions relating to its maximum price and tariff methodologies and NERSA's decision on Sasol Gas's maximum price application. The review application proceedings have been completed and Sasol is awaiting the judgement. We cannot assure you that the provisions of the Gas Act and the implementation of a new gas price and tariff methodology pursuant to the NERSA approvals, and the outcome of the review application, will not have a material adverse impact on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of gas related activities in South Africa".

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

        One of the most material challenges facing Sasol relates to our ability to anticipate and respond to the changing regulatory and policy context, particularly relating to environmental legislation in South Africa. Evolving legislation relating to air quality, climate change and waste management introduce profound regulatory challenges to our existing plants in South Africa. These laws and regulations and their enforcement are likely to become more stringent over time. Compliance with these requirements is a significant factor in our business, and we incur, and expect to continue to incur, significant capital and operating expenditures in order to continue to comply with these requirements.

        The promulgation of the South African National Environmental Management: Air Quality Act in 2004, followed by the publication of minimum emission standards for point sources in April 2010, introduced a fundamental new approach to air quality management. Accordingly, our existing plants have to meet more stringent point source standards up to 2020 as governed in terms of our atmospheric emission licences. From 2020 onwards, our plants have to comply with emission standards applicable to newly commissioned plants. These requirements, which may require retrofitting of some of our existing plants, pose significant compliance challenges for our existing plants from a technical and financial feasibility point of view.

        To mitigate these compliance risks in the short and long term, Sasol will be reliant on mechanisms available in law and associated decisions thereon by the relevant environmental authorities in instances where technical solutions have not yet been identified to timely achieve the prescribed emission limits. We are likely to submit applications for postponements, to obtain extensions on the requisite compliance time frames. Sasol remains concerned about the limitations of the postponement mechanism to provide longer-term certainty in the face of these significant compliance challenges. We may also rely on other available mechanisms, such as, implementation of air quality offsets, to address our longer term compliance challenges. However, these may not be granted or formally recognised as part of our licensing dispensations. In this regard, Sasol continues to investigate solutions that may enable us to comply over the longer term, and to conduct collaborative and constructive engagements with the Department of Environmental Affairs and other stakeholders to further highlight and resolve these challenges.

        Ongoing changes to waste management legislation in South Africa are compelling our South African operations, in collaboration with service providers, to find alternative solutions to waste management and disposal. The changing regulatory landscape introduces increasingly stringent waste disposal restrictions, to be phased in from August 2016. The potential costs associated with meeting these requirements are being quantified. We will be dependent on clarifying the interpretation and applicability of specific requirements to our waste streams with the regulatory authorities for purposes of determining whether there would be compliance challenges associated with technical and feasibility constraints. Sasol may have to rely on mechanisms in law, such as exemption applications, to address its potential waste management compliance challenges, the outcome of which cannot be guaranteed.

        Public opinion is growing more sensitive to community and consumer health and safety associated with the manufacturing and use of chemicals. Our manufacturing processes may utilise and result in the emission of or exposure to substances with potential health risks. We also manufacture products which may pose health risks. Although we apply a duty of care principle and implement measures to eliminate or mitigate associated potential risks, including the Chemical and Allied Industries' Association Responsible Care® programme, we may be subject to liabilities as a result of the use or exposure to these materials or emissions.

        Consequently, markets may apply pressure on us concerning certain of our products, manufacturing processes, transport and distribution arrangements. As a result of these additional pressures, the associated costs of compliance and other factors, we may be required to withdraw certain products from the market, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

Regulation of greenhouse gas emissions could increase our operational cost and reduce demand for our products

        Climate change poses a significant risk for our business, both in meeting anticipated legislative requirements and in adapting to its potential physical impacts. Identifying the appropriate responses that balance the needs for economic development, job creation, energy security and emissions reductions represent a profound challenge for Sasol's South African operations in particular.

        Sasol's highly energy intensive-operations exist largely in South Africa in the midst of rapidly evolving national legislation on greenhouse gas emissions. In the National Climate Change Policy (NCCP), South Africa reiterated its intent to, subject to certain conditions, implement nationally appropriate mitigation actions to enable a 34% deviation below "business as usual" emissions growth trajectory by 2020, and 42% by 2025. The NCCP indicates the implementation of a carbon budget process which is now being cascaded to company level, and potentially suggests significant changes to the South African regulatory landscape as of 2021. The first phase of five years for the carbon budget process is a pilot phase where no sanctions will apply. Uncertainty remains as to the next phase, the details of which will be developed during the first phase on how this target as well as the carbon budget and its link to the potential carbon tax will influence Sasol's business. A high risk also remains that National Treasury in South Africa will still pursue a stand-alone carbon tax. The potential double compliance burden may pose additional financial implications for Sasol's business.

        A reduction of greenhouse gas emissions could be achieved through market-based regulatory programmes, technology or performance-based standards or a combination of them. Current measures in South Africa have already resulted in increased compliance costs for power suppliers that are passed on to consumers in the form of levies for electricity generated from fossil fuels. These types of levies have increased substantially over time and are likely to increase further due to the electricity supply constraint experienced in South Africa in particular.

        Our international operations are less carbon intensive and have been operating in a more mature greenhouse gas regulatory regime for a period of time already. However, continued political attention to issues concerning climate change, and potential mitigation through regulation, could have a material impact on our operations and financial results. Key international negotiations are likely to be concluded by the end of calendar year 2015, where governments plan to adopt a new protocol applicable to both developed and developing countries, with the potential impact of stricter standards that would apply to our operations.

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

        Although it is our policy to comply with all laws, and notwithstanding training and compliance programmes, we could inadvertently contravene competition or antitrust laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages. This could have a material adverse impact on our reputation, business, operating results, cash flows and financial condition.

        The competition law compliance risks mentioned above escalated for companies as the provisions contained in the Competition Law Amendment Act of 2009 relating to market enquiries became effective, as from 1 April 2013. The market enquiry provisions grant the Competition Commission the authority to conduct inquiries into the general state of competition in any market in South Africa for particular goods or services without referring to specific prohibited conduct or a particular firm. In this regard, the Competition Commission commenced a market inquiry into the South African liquefied petroleum gas (LPG) market in June 2014. The remaining sections of the Competition Law Amendment Act of 2009 have not as yet come into effect. Should the remainder of the sections relating to individual criminal liability for collusion as well as the concept of a "complex monopoly", which will allow the Competition Commission to start an investigation against larger industry players without a formal complaint, become effective, the competition law compliance risks mentioned above will be further aggravated. This could have a material adverse impact on our business, operating results, cash flows and financial condition.

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

        The quality and availability of skills in certain labour markets is impacted by the challenges within the education and training systems in certain countries in which we operate. Localisation, diversity and other similar legislation in countries in which we operate are also key considerations in the attraction and retention of sufficiently skilled employees. In an increasingly competitive market for limited skills, failure to attract and retain people with the right capabilities and experience could negatively affect our ability to operate existing facilities, to introduce and maintain the appropriate technological improvements to our business, as well as our ability to successfully construct and commission new plants or establish new business.

Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage

        Our various products and processes, including most notably, our chemical, CTL and GTL products and processes have unique characteristics and chemical structures and, as a result, are subject to confidentiality and/or patent protection, the extent of which varies from country to country. Rapid changes in our technology commercialisation strategy may result in a misalignment between our intellectual property protection filing strategy and the countries in which we operate. The disclosure of our confidential information and/or the expiry of a patent may result in increased competition in the market for our products and processes, although the continuous supplementation of our patent portfolio mitigates such risk to an extent. In addition, aggressive patenting by our competitors, particularly in countries like the US, may result in an increased patent infringement risk and may constrain our ability to operate in our preferred markets.

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

        We believe that our proprietary technology, know-how, confidential information and trade secrets provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, may negatively impact this advantage. In addition, the patenting by our competitors of technology built on our know-how obtained through former employees may result in additional risk.

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

Increasing competition in relation to products originating from countries with low production costs may adversely affect our business, operating results, cash flows and financial condition

        Certain of our chemical production facilities are located in developed countries, including the United States and Europe. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, relatively inflexible labour markets. Increasing competition from regions with lower production costs and more flexible labour markets, for example the Middle East, India and China, exerts pressure on the competitiveness of our chemical products and, therefore, on our profit margins. This could result in the withdrawal of particular products or the closure of specific facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        Our main Secunda Synfuels production facilities are concentrated in a relatively small area in Secunda, South Africa. The size of the facility is approximately 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2. This facility utilises feedstock from our mining and gas businesses, while the chemical and oil businesses rely on the facility for the raw materials it produces. Accidents and acts of terror may result in damage to our facilities and may require shutdown of the affected facilities, thereby disrupting production and increasing production costs and may in turn, also even disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income. Furthermore, accidents or acts of terror at our operations may have caused, or may in future cause, environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution control technology.

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

We may face the risk of information security breaches or attempts to disrupt critical information technology services, which may adversely impact our operations

        The increasing use of information technology (IT) systems in operations is making all industries, including the energy and chemicals industries, much more susceptible to cyber threats. Recent global trends have shown that the energy sector is increasingly becoming the target of cyber-attacks. Although we have an information security programme in place, Sasol may be vulnerable to cyber-attacks and attempts to gain unauthorised access to our IT systems. Disruption of critical IT services, or breaches of information security, could have a material adverse effect on our disclosure control processes.

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

        We are monitoring developments in the United States, the European Union and other jurisdictions that maintain sanctions programmes, including developments in implementation and enforcement of such sanctions programmes. Expansion of sanctions programmes, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could have a material adverse effect on our business, operating results, cash flows and financial condition.

The exercise of voting rights by holders of American Depositary Receipts is limited in some circumstances

        Holders of American Depositary Receipts (ADRs) may exercise voting rights with respect to the ordinary shares underlying their American Depositary Shares (ADSs) only in accordance with the provisions of our deposit agreement (Deposit Agreement) with The Bank of New York Mellon, as the depositary (Depositary). For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to The Bank of New York Mellon in accordance with the Deposit Agreement. The Bank of New York Mellon has undertaken in turn, as soon as practicable after receipt of our notice, to mail voting materials to holders of ADRs. These voting materials include information on the matters to be voted on as contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Memorandum of Incorporation, to instruct The Bank of New York Mellon as to the exercise of the voting rights pertaining to the shares underlying their respective ADSs.

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

ITEM 4.    INFORMATION ON THE COMPANY

4.A    History and development of the company

        Sasol Limited, the ultimate holding company of our group, is a public company. It was incorporated under the laws of the Republic of South Africa in 1979 and has been listed on the JSE Limited (JSE) since October 1979. Our registered office and corporate headquarters are at 1 Sturdee Avenue, Rosebank, 2196, South Africa, and our telephone number is +27 11 441 3111. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

        At 30 June 2015, we were one of the largest companies listed on the JSE by market capitalisation, with a market value of Sasol ordinary shares of R292 995 million. Our total consolidated turnover was R185 266 million for the year ended June 2015.

4.B    Business overview

        Sasol is an international integrated chemicals and energy company that leverages the talent and expertise of about 31 000 people working in 37 countries. We develop and commercialise technologies, and build and operate world-scale facilities, to produce a range of product streams, including liquid fuels, chemicals and low-carbon electricity.

        While continuing to support our home-base of South Africa, Sasol is expanding internationally based on a unique value proposition. Our ability to deliver sustainable shareholder value is premised on developing our people, keeping them safe and healthy, contributing meaningfully to the social and economic development of the countries and communities within which we work, and doing so in an environmentally responsible way. Sasol is listed on the JSE (JSE: SOL) and the New York Stock Exchange (NYSE: SSL).

Our integrated value chain

Leveraging our unique value proposition to grow shareholder value sustainably

Our integrated value chain is at the heart of our differentiated value proposition. We will continue to improve our coal-to-liquids and gas-to-liquids processes, to ensure safe, reliable and efficient operations with lower environmental impact.

Our products

We produce bulk fuel and chemical commodities as well as high value-add or differentiated products. We supply mainly to industries, but also supply directly to consumers in South Africa through our fuel products retail business. We export coal to international power generation customers. Our third product stream is lower-carbon electricity, produced for our own consumption or sold into the Southern Africa grids.

OWN FEEDSTOCKS
Hydrocarbon feedstocks
Natural gas
Coal
PURCHASED FEEDSTOCKS
Crude oil and liquids
Paraffin and wax from crude oil
Ethane
Ethylene
Gas engine power plant
Lower-carbon electricity
Allows us to cumulatively generate up to 70% of our total internal electricity requirements in South Africa.
Reforming
GAS-TO-LIQUIDS (GTL) PROCESS
A proprietary version of Sasol's low-temperature Fischer-Tropsch (FT) process, used with an advanced iron or cobalt catalyst, to convert synthesis gas (syngas) into petrochemical streams and waxes for producing and marketing GTL Fuels and waxes.
SASOL SLURRY PHASE DISTILLATE (SASOL SPD™ PROCESS)
Low temperature
Syncrude
Wax
Syngas production
Using steam and oxygen at high temperatures, coal is gasified and natural gas reformed to produce synthesis gas (syngas is a mixture of carbon monoxide and hydrogen).
Sasol Fixed Bed Dry Bottom Gasification (Sasol® FBDB™)
COAL-TO-LIQUIDS (CTL) PROCESS
The proprietary SAS reactor at the heart of the high-temperature version of Sasol's Fischer-Tropsch (FT) process used at Secunda, produces a synthetic form of crude oil and chemical feedstreams.
SASOL ADVANCED SYNTHOL™ REACTOR (SAS™)
High temperature
Gas and Chemical components
Syncrude
Europe
Italy
USA
Wax
Linear Alkyl Benzene (LAB), alcohols
LAB
USA
ETHANE CRACKER
Ethylene also directly to market
Europe
Electricity
Fuel components
Our GTL diesel is of ultra-high purity and therefore is ideal as a low-emission, premium grade fuel and as a blend stock for upgrading conventional derived diesels.
Refine and blend
Gas and Chemical components
Chemical intermediates from the FT process are separated, purified and, together with conventional chemical raw materials, converted into a range of final products.
Chemical processes
Co-products
Coal gasification produces co-products for recovery and beneficiation.
Recovery and beneficiation
Fuel components
In the liquid fuels business, synthetic fuels components are upgraded and marketed together with conventional fuels produced in a refinery from crude oil.
Refine and blend
Crude oil refinery
Chemical processes
Natural gas
Fuel products: GTL Diesel, GTL Naphtha, Jet fuel components, LPG (liquid petroleum gas)
Wax products: Candle wax, Adhesives and polymers, Personal care, Inks, paints and coatings, Tyre and construction board
Chemical products: Alcohols, Olefins, Polymers, Solvents, Surfactants, Co-monomers, Methanol
Co-products: Fuel components, Ammonia, Tar acids, Sulphur, Green and Calcined Coke, Tars and pitch, Explosives and Fertilisers
Fuel products: Petrol, Diesel, LPG, Illuminating paraffin, Bitumen, Fuel oil, Jet fuel
Export: Coal
Fuel products: Petrol, Diesel, LPG, Jet Fuel, Fuel Oil, Illuminating Paraffin
Wax products: Candle wax, Adhesives and polymers, Personal care, Inks, paints and coatings, Tyre and construction board
Range of products: Detergents
Range of products: Alcohols, Surfactants, Alumina and derivatives, Polymers (new) Olefins (new), Ethoxylates (new), Guerbet Alcohols (new)
MARKETING OF PRODUCTS

Our strategy

        Sasol's strategic agenda is our blueprint over the near to medium term to achieve the Group's definition of victory, which is to grow shareholder value sustainably. To ensure that our strategic agenda remains robust and relevant, we review it regularly. Oil price volatility prompted us to revisit it in the year, and fine-tune our near-to-medium-term focus. We adjusted downwards our forecast for the average oil price over the next ten years and developed various scenarios to test and ensure the robustness of the capital portfolio. We are currently engaged in a similar review of our longer-term strategy to identify the shifts in emphasis and appropriate actions required to meet our long-term growth objectives.

        Our updated near-to-medium term strategic agenda

        Upstream—In Upstream, our drive to 'deliver low-cost feedstocks in Southern Africa' is a change from our previous focus on growing related upstream business. This shift places specific emphasis on ensuring continued access to vital natural resources and feedstocks to enable us to sustain and expand our integrated value chain in Southern Africa. Upstream will also focus on 'growing our Southern

African upstream resources' to ensure that we direct our activities towards the region and that we consider a wider range of options to monetise resources for growth.

        Operations—In Operations, under our foundation pillar, two objectives have been combined, namely 'continuously improving our existing asset base' and 'maintaining our technological lead'. This is a clear affirmation that our existing operations hold substantial long-term value that require continuous investment to enhance the efficiency and reliability of our facilities, while minimising our environmental footprint and achieving world-class safety. In addition, we will safeguard our technical prowess by focusing on innovation to ensure our proprietary technologies remain robust and cutting edge. We will also focus on 'driving world-class safe operations to support growth'; an acknowledgment that to remain competitive over the long term, our operations must be outstanding in all respects: safe, reliable and efficient.

        Energy—The 'nurture and grow' focus in our Energy business is to 'optimise liquid fuels marketing channels' and, to grow sustainably, we intend to 'deliver selective gas-to-liquids (GTL) opportunities and grow low-carbon power generation'. While we remain optimistic about the longer-term prospects for GTL, in a low oil price environment, we need to narrow our focus on specific opportunities where the technology is robust, rather than accelerate GTL growth, as was the focus previously. Furthermore, in recent years, we have successfully delivered two gas-to-power plants, in Sasolburg in South Africa and Ressano Garcia in Mozambique.

        Chemicals—'Drive value chain optimisation' in our Chemicals business underscores the work required to ensure that our existing value chains deliver optimal performance through careful portfolio management. The second objective, namely 'drive selective growth based on feedstocks, market and/or technology advantage', under the sustainable growth pillar, is a refinement of a previous objective which focused on growing all value chains. This adjustment highlights that growth in our chemicals portfolio will be selective, and based on clear benefits in feedstocks, markets and technologies.

Our project pipeline

        An important aspect of refining our strategic deliverables has been to scrutinise our pipeline of projects in relation to their human capital and financing requirements, material country risks and policy considerations. This has allowed us to prioritise our capital expenditure on the growth opportunities that play to our strengths globally, and which, we believe, will unlock sustainable maximum value for our shareholders.

Our group structure

        In 2012, we implemented our Business Performance Enhancement Programme, over a four-year-period to review the effectiveness of our operating model and evaluate how the business could improve its performance by sustainably optimising costs and reducing complexity.

        One of the cornerstones of Sasol's past successes stemmed from our diverse businesses and activities being organised along an integrated value chain. While our value chain remains integrated, over the past decade we established and drove independent businesses within Sasol founded on a product-based operating model. Over time, organising our businesses in this manner resulted in increased complexity, leading to slower decision-making, higher costs and greater time required for internal alignment and co-ordination. To bring greater focus and increased simplicity to how Sasol is structured and managed, we have streamlined our corporate structures and reorganised our businesses from a product-based operating model to one based on our value chain.

        Our new operating model, and a simplified and consolidated legal structure, came into effect on 1 July 2014. The new operating model aligns the components of Sasol—operating business units, regional operating hubs, strategic business units, and group functions—according to a single value chain, focused on the production of liquid fuels, high-value chemicals and low-carbon electricity, as outlined below:

  •
  The Operating Business Units comprise our mining and upstream oil and gas activities, focusing mainly on securing feedstock supply;

  •
  The Regional Operating Hubs include our operations in Southern Africa, United States and Eurasia, focusing on sustaining asset management and performance while delivering to plan and optimising the total cost of production;

  •
  The Strategic Business Units focus on our commercial and enhanced customer interfaces within the energy and chemicals arenas, and on optimising business performance through marketing and sales excellence; and

  •
  Our Group Functions deliver fit-for-purpose business support services and solutions.

        This operating platform also enables Sasol to operate as a streamlined and united company, allowing all employees to drive in the same direction towards our definition of victory—to grow shareholder value sustainably, which in turn benefits all Sasol stakeholders.

        We divide our operations into the following reportable segments:

Operating Business Units

  •
  Mining.  Mining is responsible for securing coal feedstock for the Southern African value chain, mainly for gasification, but also to generate electricity and steam. We mine approximately 40,0 million tons (Mt) of saleable coal per year, mostly for our complexes in Secunda and Sasolburg, in South Africa, and export approximately 3,4 Mt of coal annually. Mining accounted for 1% of our total external segmental turnover in 2015.

  •
  Exploration and Production International (E&PI) develops and manages the group's upstream interests in oil and gas exploration and production in Mozambique, Canada Gabon, South Africa and Australia. We produce natural gas and condensate from Mozambique's Pande and Temane fields, shale gas and condensate from our share in the Farrell Creek and Cypress A assets in Canada, and oil in Gabon through our share in the offshore Etame Marin Permit (EMP). Our current development and production assets and our exploration portfolio are shown on maps on pages M-6 to M-9. E&PI accounted for 1% of our total external segmental turnover in 2015.

Strategic Business Units

  •
  Energy is responsible for the sales and marketing of liquid fuels, natural gas and electricity. We also develop, implement and manage international GTL businesses based on our proprietary technology. In Southern Africa, we market approximately nine billion litres of liquid fuels annually, blended from fuel components produced by Secunda Synfuels Operations, crude oil refined at the Natref refinery as well as products that we purchase from other refiners. We market approximately 58 billion standard cubic feet (bscf) of natural and methane-rich gas a year. We have concluded short-term power purchase agreements in South Africa with Eskom for up to 440 megawatts. In Mozambique, our joint operation sells electricity into the national grid. We hold 49% in ORYX GTL in Qatar, and a 10% economic interest in Escravos GTL in Nigeria. We are evaluating GTL projects in the United States and Uzbekistan. Energy accounted for 41% of our total external segmental turnover in 2015.

  •
  Base Chemicals markets commodity chemicals based on the group's upstream Fischer-Tropsch, ethylene, propylene and ammonia value chains. Our key product lines are polymers, solvents and ammonia-based explosives and fertilisers. We source our final products from Secunda Chemicals Operations and Sasolburg Operations. Base Chemicals accounted for 20% of our total external segmental turnover in 2015.

  •
  Performance Chemicals markets commodity and differentiated performance chemicals. Our key product lines are organics, inorganics and wax value chains. In South Africa, we source our organics and wax final products from Secunda Chemicals Operations and Sasolburg Operations. In Europe and the United States, we source our organics, wax and other final performance chemical products from the Eurasian and US Regional Operating Hubs. Performance Chemicals accounted for 37% of our total segmental turnover in 2015.

Other

  •
  Our Group Functions focus on delivering fit-for-purpose, supportive and enabling business services and solutions. We are involved in technology research and development activities, both in South Africa and internationally. Our treasury and financing activities also form part of Group Functions.

        The new operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). The CODM for Sasol is the President and Chief Executive Officer.

        The following tables present our total external turnover after the elimination of inter-segment turnover by business operation and geographic market in accordance with IFRS:

	Operating Business Units		Strategic Business Units			Other
2015	Mining	Exploration and Production International	Energy	Base Chemicals	Performance Chemicals	Group Functions	Total
	(Rand in millions)
South Africa	19	5	71 959	18 772	4 463	—	95 218
Rest of Africa	—	236	3 299	4 321	1 314	—	9 170
Europe	1 484	955	5	3 984	30 417	—	36 845
Middle East and India	91	—	—	2 059	1 736	17	3 903
Far East	621	—	—	639	6 375	—	7 635
North America (incl. Canada)	—	696	1	2 553	22 270	—	25 520
South America	—	—	—	1 173	1 452	15	2 640
Southeast Asia and Australasia	—	151	—	3 337	847	—	4 335

Turnover	2 215	2 043	75 264	36 838	68 874	32	185 266

	Operating Business Units		Strategic Business Units			Other
2014	Mining	Exploration and Production International	Energy	Base Chemicals	Performance Chemicals	Group Functions	Total
	(Rand in millions)
South Africa	11	—	81 513	18 545	4 602	—	104 671
Rest of Africa	152	462	3 096	3 871	877	—	8 458
Europe	373	1 668	2	8 404	32 118	—	42 565
Middle East and India	922	—	21	2 894	2 112	—	5 949
Far East	115	—	—	1 690	5 932	—	7 737
North America (incl. Canada)	—	860	—	2 111	22 832	—	25 803
South America	—	—	—	1 862	1 276	53	3 191
Southeast Asia and Australasia	581	—	—	2 885	843	—	4 309

Turnover	2 154	2 990	84 632	42 262	70 592	53	202 683

	Operating Business Units		Strategic Business Units			Other
2013	Mining	Exploration and Production International	Energy	Base Chemicals	Performance Chemicals	Group Functions	Total
	(Rand in millions)
South Africa	23	—	69 171	15 232	4 058	—	88 484
Rest of Africa	63	352	2 095	3 358	1 064	7	6 939
Europe	326	1 225	1	8 001	25 737	—	35 290
Middle East and India	712	—	75	3 021	1 498	6	5 312
Far East	160	—	—	3 358	3 279	—	6 797
North America (incl. Canada)	—	600	—	3 908	15 770	—	20 278
South America	—	—	—	1 675	1 219	—	2 894
Southeast Asia and Australasia	549	—	—	2 621	727	—	3 897

Turnover	1 833	2 177	71 342	41 174	53 352	13	169 891

Operating Business Units

Mining

Nature of the operations and principal activities

        In South Africa, we have three coal mining operations:

  •
  The coal-to-liquids (CTL) complex situated in Secunda, consists of the Bosjesspruit, Brandspruit, Middelbult and Syferfontein mines. These mines supplied 39,7 million tons (Mt) of coal to Secunda Synfuels Operations and 0,2 Mt to Mooikraal Colliery during the year. Of this amount, 31,8 Mt of coal was produced, 5,1 Mt was purchased from a third party and 0,4 Mt was extracted as part of the development of new collieries. 2,0 Mt was a mixture of run of mine (ROM) and by-product coal transferred from our export complex. At 30 June 2015, the stockpile reduced by 0,6 Mt on the opening stock.

  •
  The Sigma complex, situated near Sasolburg in the Free State province, consisting of the Mooikraal colliery, supplied 2,0 Mt of coal to Sasolburg Operations during the year. Of this amount 1,9 Mt was sourced from the Mooikraal Colliery, 0,1 Mt fine coal was purchased from the Secunda Synfuels Operations and 0,2 Mt was supplied by our Secunda Collieries. At 30 June 2015, the stockpile increased by 0,2 Mt on the opening stock.

  •
  The export complex, consisting of the Twistdraai Colliery, where coal is beneficiated and exported primarily to Europe, the Middle East and India produced 7,5 Mt during the year. In 2015, 2,0 Mt of ROM and middlings by-product was transferred to the CTL complex, 3,4 Mt exported and 2,2 Mt was discarded during the beneficiation process. The stockpile reduced by 0,1 Mt.

        During 2015, Mining produced 41,2 Mt of coal, compared to 41,5 Mt in the previous year, mainly due to scaling down of older mines and slower ramping up of new mines.

        Normalised mining unit costs of production decreased by 2% compared to the prior year through various efficiency initiatives and sustained improvement in underground infrastructure.

Operational statistics

	2015	2014	2013
	(Mt, unless otherwise stated)
Sigma Colliery	1,9	1,7	1,7
Secunda mines	39,3	39,8	38,4

Total production	41,2	41,5	40,1

Saleable production from all mines(1)	39,2	39,7	38,6
External coal purchases mainly from Anglo Operations	5,1	5,4	5,4

Total tons produced and procured(2)	44,3	45,1	44,0

Sales to Sasolburg Operations	2,0	2,1	2,0
Sales to Secunda Synfuels Operations	39,7	39,5	39,9
Additional South African market sales	—	—	0,1
Export sales	3,4	2,9	2,5

Total sales including exports	45,1	44,5	44,5

Production tons per continuous miner (mining production machine) per shift (t/cm/shift)	1 367	1 338	1 361

(1)
Saleable production equals our total production minus discard and includes both product sold and movements in stock piles.

(2)
Difference between tons produced and procured and total sales is due to the movement on the stock pile.

Principal markets

        We extract and supply coal mainly to our Secunda Synfuels Operations and Sasolburg Operations under terms and conditions which are determined on an arm's length basis. We export approximately 8% of our production.

        We continue to explore marketing opportunities for coal in both the international and domestic utility market.

        We are committed to support and sustain the Group's liquid fuels, chemicals and power generation operations to at least 2050 by providing a reliable and uninterrupted supply of coal to Group facilities in Secunda and Sasolburg. We have already secured an extension of our Secunda mining right to 2040. Mining rights are generally issued for a period of up to 30 years at a time. The validity period of our mining rights may, on application, be renewed for further periods not exceeding 30 years each.

        We continued to investigate alternative coal sources, including the viability of supply from Limpopo West, where we have applied for mining rights. However, as part of Group's Response Plan to lower oil prices, we delayed the pre-feasibility study on mining reserves in this coal-rich area until the end of the 2017 calendar year. This postponement will not jeopardise long-term coal supply to Sasol. From a technological perspective, we evaluated options to better exploit our existing reserves through higher extraction methods and alternative mining techniques without an additional impact on the environment. The viability of supply from Limpopo West is subject to securing infrastructure between Limpopo and Mpumalanga.

Seasonality

        The demand for coal by our Secunda Synfuels Operations and Sasolburg Operations is consistent throughout the year. Export coal demand is consistent, mainly in Europe, the Middle East and India. Our sales are planned to ensure even shipment of coal throughout the year.

Marketing channels

        We make use of a direct sales model to market our products to third parties.

Factors on which the business is dependent

        Being part of the integrated Sasol value chain, Mining is required to be engaged on an on-going basis with Secunda Synfuels Operations, to ensure optimal delivery and utilisation of our coal resources. We also have dedicated strategic and long-term planning departments to ensure that mining and other related activities are performed in accordance with our plans for the future. Also refer to Item 4B "Business overview—Regulation of mining activities in South Africa".

Property, plants and equipment

        Mines Mining operates six mines for the supply of coal to the Secunda Synfuels Operations, Sasolburg Operations (utility coal only) and the external market. The annual production of each mine,

the primary market to which it supplies coal and the location of each mine are indicated in the table below:

			Nominated capacity per year (Mt)(2)	Production (Mt)
Mine	Location	Market		2015	2014	2013
Bosjesspruit	Secunda	Secunda Synfuels Operations	7,7	7,3	7,9	8,0
Brandspruit	Secunda	Secunda Synfuels Operations	7,2	7,0	7,7	7,3
Middelbult	Secunda	Secunda Synfuels Operations	7,6	6,9	7,6	7,4
Syferfontein	Secunda	Secunda Synfuels Operations	9,8	10,6	9,7	9,6
Twistdraai, Thubelisha shaft	Secunda	Export/ Secunda Synfuels Operations(1)	7,9	7,5	6,9	6,1
Sigma : Mooikraal	Sasolburg	Sasolburg Operations	1,9	1,9	1,7	1,7

				41,2	41,5	40,1

(1)
The secondary product from the export beneficiation plant is supplied to Secunda Synfuels Operations.

(2)
The nominated capacity of the mines is the expected maximum production of that mine during normal operating hours.

        The development of the Impumelelo and Shondoni collieries, which are part of the R14,0 billion mine replacement programme, continue to progress steadily. The establishment of these collieries will ensure uninterrupted coal supply to Secunda Synfuels Operations. Project delays were experienced at the Impumelelo and Shondoni collieries due to a slower than expected shaft sinking process and a four month labour dispute experienced by a mining contractor. Beneficial Operation (BO) is expected in the second half of the 2015 and first half of the 2016 calendar years, respectively. Both projects are expected to be delivered within budget.

        The new Tweedraai adit will also provide further access to reserves adjacent to our current Syferfontein operations and is expected to be completed in the first half of the 2016 financial year. In 2015, the Twistdraai Thubelisha shaft conveyor produced from five sections and is expected to reach full production capacity by 2019.

Coal handling facility—Sasol Coal Supply (SCS)

        SCS at Secunda is responsible for conveying coal from the mine mouth to a stock holding facility. Coal from the various collieries is blended in order to homogenise the product, which is then conveyed to Secunda Synfuels Operations, as required.

Beneficiation plant

        We operate a coal beneficiation plant in Secunda to enable us to supply export quality coal to international markets. The design throughput of the plant is 10,5 Mt per annum. The plant feedstock is supplied by Twistdraai colliery via overland conveyor belts of approximately 20 km in length. The new Twistdraai Thubelisha shaft conveyor, which is approximately 17 km in length, will replace the current conveyor system over the next few years.

Exploration and Production International (E&PI)

Nature of the operations and principal activities

        E&PI's principal activities are the exploration, appraisal, development and production of hydrocarbon resources. We currently hold equity in three assets with proved natural oil and gas reserves in Mozambique, Gabon and Canada, all of which are producing. We also have equity in non-producing assets and exploration licences in Mozambique, Nigeria, Australia and South Africa.

        In Mozambique, we operate the onshore Pande-Temane Petroleum Production Agreement (PPA) licence, producing natural gas and condensate from the Temane and Pande gas fields. Gas production from the Temane and Pande fields commenced in 2004 and 2009, respectively. We also operate the Pande-Temane Production Sharing Agreement (PSA) licence, in which limited pre-development activities have been initiated, following submission of the initial field development plan in February 2015. Government approval of the field development plan is still pending.

        In British Columbia, Canada we have a 50% interest in the unconventional (shale/tight gas) Montney assets operated by Progress Energy Canada Limited. The assets have produced gas and small volumes of petroleum liquids since before we acquired our interest in 2011. Appraisal and development of the Farrell Creek and Cypress A fields are ongoing.

        In Gabon, we have a 27,75% interest in the offshore Etame Marin Permit asset, operated by VAALCO Gabon (Etame) Inc. Oil production from the Etame field commenced in 2002, followed by production from the associated Avouma and Ebouri fields in 2007 and 2009, respectively.

Principal markets and marketing channels

        Gas from our Mozambique Pande-Temane PPA asset is produced in accordance with long-term gas sales agreements. The bulk of the production is exported to South Africa for use as feedstock for our chemical and synthetic fuel operations. The remainder is sold into the Mozambican market for in-country use. Condensate is sold for export via the port of Beira or the port of Maputo at spot prices.

        Gas produced from our Canada unconventional (shale/tight gas) Montney assets is sold by the Progress/Sasol Montney Partnership into Western Canada, under a long-term marketing agreement with Progress Energy Canada Limited.

        Oil produced from the Etame Marin Permit asset is marketed internationally on the open market. Oil is typically sold under short-term crude oil sale and purchase agreements which are renewed annually.

        The geographical distribution of revenues for each of the last three financial years is presented above. Refer "Our group structure".

Factors on which the business is dependent

        In Mozambique, the majority of the gas produced from our Pande-Temane PPA asset is supplied under two long-term gas sales agreements with our Energy business. These contracts, signed in 2002 and 2008, respectively, run until 2029 and can be extended for a further five years. The gas forms part of the feedstock for our South African chemical and synthetic fuel operations in Secunda and Sasolburg. In addition, there are three 20-year gas sales agreements, which run until 2034, to supply gas to the Mozambique market. The contracts are with Matola Gas Company S.A., the Empresa Nacional de Hidrocarbonetos (ENH), Kogas S.A. joint venture and Central Térmica de Ressano Garcia S.A. (CTRG). Further, on 1 June 2015, a sales agreement was executed with ENH for the delivery of 2PJ/a of gas (approximately 6 mmscf/day). These contracts satisfy a licence condition that a portion of gas produced is utilised in-country.

Property, plants and equipment

        We operate production facilities in Mozambique and have non-operating interests in producing assets in Canada and Gabon.

Production capacity at 30 June 2015

Plant description	Location	Design Capacity(1)
Central Processing Facility	Temane, Mozambique	456 mmscf/day
Floating, Production, Storage and Offloading facility	Etame Marin Permit, Gabon	25 000 bpd oil
Processing Facilities	Farrell Creek, Canada	320 mmscf/day

(1)
Includes our attributable share of the production capacity.

Strategic Business Units

Energy

Nature of operations and principal activities

        Energy markets and sells liquid fuels, pipeline gas and electricity. Internationally, Energy develops implements and manages Sasol's gas-to-liquids (GTL) business ventures based on our proprietary technology.

  Sales

	2015	2014	2013
Liquid fuels—white product (mmbbl)	59,2	56,5	53,9
Liquid fuels—black product (mmbbl)	2,3	2,3	2,3
Natural gas (bscf)	33,8	33,6	34,0
Methane-rich gas (bscf)	24,0	24,1	22,5

        We market approximately nine billion litres of liquid fuels annually, blended from fuel components produced by Secunda Synfuels Operations, crude oil refined at Natref, as well as some products that we purchase from other refiners. We procure crude oil that is refined through our interest in the Natref refinery. Coal is purchased from Mining and natural gas from E&PI for processing through Secunda Synfuels Operations. We market approximately 58 bscf of natural and methane-rich gas a year. We have concluded short-term power purchase agreements in South Africa with Eskom for the supply of up to 440 megawatts. In Mozambique, our joint operation sells electricity into the national grid. We hold 49% in ORYX GTL in Qatar, and a 10% economic interest in Escravos GTL in Nigeria.

        Natural gas sold to external customers in South Africa and internally to Sasol's operations is priced according to the National Energy Regulator of South Africa (NERSA) approved methodology whereby a maximum molecule price is determined. Based on volumes purchased, customers qualify for six different categories of gas pricing. Annual escalation of the maximum gas price is determined with reference to an index which incorporates electricity prices (37%), coal export prices in rand (37%), oil prices in rand (24%) and other factors (2%).

        GTL products are sold at international quoted diesel and naphtha prices.

GTL developments

        In light of the lower oil price environment, we have chosen to deliver selective GTL opportunities based on our Sasol Slurry Phase Distillate™ technology. In the year, this included a reassessment of the feasibility of major GTL projects and evaluation of opportunities to license our proprietary technology, as a way of expanding this portfolio. As a result, we delayed the final investment decision on the proposed GTL plant in the United States and continue to evaluate licensing options for the proposed GTL plant in Uzbekistan. To support the Uzbekistan GTL project we are progressing, together with

BASF, an FT catalyst expansion project (FEED) at the facility situated in De Meern in the Netherlands, which will be operated and owned by BASF.

        In Nigeria, the Escravos GTL (EGTL) plant achieved beneficial operation in the year, with the first train coming on line in June 2014, followed by the second train in November 2014. The first diesel cargo was exported in November 2014 followed by the first naphtha cargo in January 2015. The EGTL plant continues to ramp up, drawing on lessons learned from ORYX GTL's start-up.

Principal markets

        In Southern Africa, we are responsible for marketing of liquid fuels (i.e. fuel oils, jet fuels, diesel, petrol and liquid petroleum gas (LPG)) to wholesalers and overland export customers. We do direct business-to-business marketing of liquid fuels and lubricants and operate a network of retail convenience Sasol service stations in South Africa. We also supply gas to gas traders, industrial and commercial customers. We have power purchase agreements (PPA) in place with state-owned electricity companies in Mozambique and South Africa.

        In Qatar, the bulk of the ultra-low-sulphur GTL diesel produced at ORYX GTL is sold as blend stock for middle distillate product streams derived from conventional oil refining to produce on-specification automotive diesel. It is primarily sold to European customers. GTL naphtha is sold to naphtha crackers that produce olefins such as ethylene.

Seasonality

        The South African demand for road transportation fuels is fairly consistent throughout the year. Slightly higher demand for petrol is evident during the December summer holiday period. Diesel demand tends to peak during October due to the summer grain planting season.

        Demand for gas in South Africa is consistent throughout the year, and is generally not subject to seasonal fluctuations due to moderate temperature variances between seasons and the absence of a significant residential market.

        GTL product prices are impacted by the seasonal behaviour of global petroleum product markets.

Raw materials

        The main feedstock components used in the Southern Africa production processes are low-grade coal obtained from Mining, natural gas, crude oil and lubricant base oils.

        Natural gas is purchased in Mozambique, from an unincorporated joint venture (UJV) consisting of Sasol Petroleum Temane Limitada (SPT), International Finance Corporation (IFC) and Companhia Moçambicana de Hidrocarbonetos, S.A.R.L (CMH). The gas is transported by Republic of Mozambique Pipeline Company (Rompco) to Secunda in South Africa. Methane-rich gas is purchased from Secunda Synfuels Operations.

        Natref obtains approximately 50% of its crude oil requirements from the Middle East through crude oil term contracts. The balance is purchased on the spot market from West Africa and other sources.

        Lubricant base oils are obtained from the blending facility at Island View in Durban. The plant is managed by Engen Petroleum and blends automotive and industrial lubricants to Energy's specifications. Base oils are predominantly procured locally.

        ORYX GTL purchases natural gas feedstock from Al Khaleej Gas, a joint venture between ExxonMobil Middle East Gas Marketing Limited and Qatar Petroleum, under a gas purchase agreement with a contracted minimum off-take volume. The agreement commenced in January 2006 and is valid for a term of 25 years with an option to extend for a further seven years.

        Escravos GTL (EGTL) Venture purchases 100% of its gas requirements for the EGTL plant from Chevron Nigeria Limited (CNL) and Nigerian National Petroleum Corporation (NNPC), the upstream joint venture partners. The agreement commenced in November 2005 and is valid for a term of 25 years. The term of the agreement may be extended by the parties on terms and conditions that are mutually agreed.

Marketing channels

        Energy's marketing channels can be divided into the following main areas: sales to licensed wholesalers; direct marketing (retail and commercial markets) and gas marketing in South Africa (wholesale and commercial markets); direct marketing in other African countries; overland exports into the rest of Africa; and GTL products internationally.

  •
  Licensed wholesalers

    Licensed wholesalers include multinational oil companies with their own South African refining capacity such as BP, Engen Petroleum, Royal Dutch Shell, Chevron, Total South Africa (Total), PetroSA and non-refinery wholesalers without South African refinery capacity.

    The bulk of Sasol's fuel sales in South Africa are to licensed wholesalers who either do not have their own refinery production or market more fuel than what they can produce. These customers either buy from Sasol or import the balance of their fuel supply requirements.

    Individual agreements that vary in terms of duration, volume, and modes of delivery regulate the relationship between Sasol and our licensed wholesale customers. Sasol matches its production slate to the agreed product slate to ensure efficiency and reliable supply. We import product to cover planned and unplanned refinery outages to ensure that we meet our supply commitments.

    We also sell base bitumen to wholesalers and construction companies.

  •
  Direct markets (retail, commercial, lubricants, aviation fuel, fuel oil and bitumen)

    We currently operate a network of retail convenience centres, which consists of 382 Sasol branded retail sites. In 2013, we signed an exclusive agreement with Burger King to open fast food outlets at our retail convenience centres. This creates an opportunity for us to expand our retail footprint and increase the average throughput at Sasol service stations.

    We have also partnered with ABSA Bank in South Africa to offer a loyalty rewards programme to customers at the retail convenience centres. This has added value to the network.

    We recently introduced our innovative low-sulphur 10ppm diesel at a limited number of retail sites in Gauteng and Mpumalanga with good results. We are in the process of rolling the product out to the rest of our network in Gauteng.

    We sell liquid fuels (i.e. fuel oil, diesel, petrol and liquified petroleum gas (LPG)) to a variety of end users through the commercial marketing channel. Our customer base includes companies in the transportation, mining, food and electricity-generation industries.

    We sell lubricants in industrial markets and to motorists via our retail network.

    Our jet fuel marketing is focused on South Africa's premier airport, OR Tambo International Airport, with Sasol's market share estimated at 20%.

  •
  Gas marketing (wholesale and commercial markets. Wholesale consists of Sasol internal customers and resellers)

    We supply gas to industrial and commercial customers in Mpumalanga, Gauteng, KwaZulu-Natal, North-West and Free State. Besides marketing pipeline gas to these customers, natural gas is also supplied as feedstock to Sasol's facilities in Sasolburg and Secunda.

    Approximately 94% of gas to end-use industrial customers is sold through our own sales and marketing personnel. We also supply a small number of traders and reticulators who sell gas to their own customers.

  •
  Rest of Africa marketing

    We hold a 49% interest in Petromoc e Sasol Sarl (PeSS), which is a joint venture with the Mozambican National State Oil Company, Petromoc. PeSS markets its product through eight company-owned and eight dealer-owned retail convenience centres. PeSS has approximately 38 commercial customers and has an 8% share of the petrol and diesel market in Mozambique. PeSS also markets illuminating paraffin and lubricants.

    On 1 November 2014, we disposed of Exel Lesotho, a wholly-owned subsidiary of Sasol involved in retail and commercial marketing of transportation fuels in Lesotho. The sale of Exel Swaziland, a wholly owned subsidiary of Sasol, involved in retail and commercial marketing of transportation fuels in Swaziland is pending approval from the Central Bank of Swaziland.

  •
  Exports (overland to the rest of Africa)

    We are ideally situated to supply overland volumes into the rest of Africa. However, the volume available for export is limited by demand in South Africa.

  •
  GTL marketing

    ORYX GTL markets the GTL diesel it produces and the GTL naphtha and LPG are sold by Qatar International Petroleum Marketing Company Limited (Tasweeq).

    Sasol Chevron Holdings Limited (SCHL) markets the GTL diesel and naphtha produced from the EGTL facility in Nigeria.

Factors on which the business is dependent

Licences and regulations

        Activities across the integrated value chain, including manufacturing, storing, wholesaling and retailing, are regulated through a licensing regime and may only be conducted once a licence has been issued by the Petroleum Controller under the Petroleum Products Act, 1977.

        Retail pump prices of petrol, the maximum refining gate price and maximum cylinder retail price of LPG, and a maximum single national retail price of unpacked illuminating kerosene are also regulated by the Petroleum Controller.

        Onerous application requirements and a lengthy licensing process may hamper the development of retail convenience centres in future.

        NERSA, under the Petroleum Pipelines Act, sets tariffs for petroleum pipelines and approves tariffs for third party access to storage and marine loading facilities. We have obtained the necessary licences required from NERSA, in terms of the Gas Act, to operate our gas transmission and distribution facilities, as well as to engage in our trading activities.

        As and when expansion of our transmission and distribution facilities is required, we apply for the required construction licences from NERSA.

        Refer to Item 4B "Business overview—Regulation of petroleum-related and pipeline gas activities in South Africa" for additional information.

Feedstock

        The growth of the Energy business depends on the availability of competitively priced natural gas or coal reserves.

Technology

        The Sasol Slurry Phase DistillateTM (SPDTM) process—Based on our Technology functions long and extensive experience in the commercial application of the Fischer-Tropsch (FT) technology, we have successfully developed the FT-based Sasol SPDTM process for converting natural gas into high-quality, environment-friendly GTL diesel, GTL kerosene and other liquid hydrocarbons.

        The SPDTM process consists of three main steps, each of which is commercially proven. These include:

  •
  the Haldor Topsøe reforming technology, which converts natural gas and oxygen into syngas;

  •
  our Slurry Phase FT technology, which converts syngas into hydrocarbons; and

  •
  the Chevron IsocrackingTM technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and LPG.

        Currently we believe, based on our knowledge of the industry and publicly available information, that on a worldwide basis we have the most extensive experience in the application of FT technology on a commercial scale. Given the increasing discovery of extensive natural gas reserves, our Sasol SPDTM process can be applied with significant commercial advantages in various parts of the world. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves as an appealing alternative for commercialising these reserves. The Sasol SPDTM process converts natural gas into diesel and other liquid hydrocarbons, which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environmentally friendly GTL fuels will become increasingly appealing. GTL diesel can be used with optimised engines for best performance, although it can also be utilised with current compression ignition engines. GTL diesel is currently used as a cost-competitive blend stock for conventional diesels, thereby enabling conventional diesel producers to improve the quality and capacity of their product without investing substantially in sophisticated new plants and infrastructure. We anticipate that the combined factors of GTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL diesel to command premium prices for either niche applications or as a blend stock for upgrading lower-specification products. The construction of GTL facilities and the production of GTL fuels require significant capital investment.

Remaining cost competitive

        Working closely with our Technology function's Fischer-Tropsch process innovation teams, we are involved in on-going programmes aimed at further improving competitiveness by lowering the capital and operating costs of future GTL plants. There is also a continued focus to reduce the total cost and increase the efficiency of the cobalt catalyst used in the process through improvement of the performance and total value chain of the catalyst supplied.

Property, plants and equipment

Natref refinery operational statistics(1)

	2015	2014	2013
Crude oil processed (million m3)	3,3	3,1	2,6
White product yield (% of raw material)	91,0	90,7	90,1
Total product yield (%)	98,0	97,6	98,2

(1)
Data based on our 63,64% share in Natref.

        Natref, a joint operation between Sasol Oil and Total South Africa (TSA), is an inland refinery, focused on producing refined petrol and distillate fuels. It is designed to upgrade relatively heavy crude oil with high sulphur content (sour) and yields about 91% white petroleum products. Refinery production includes petrol, diesel, propane, jet fuel, and multiple grades of bitumen, fuel oils, sulphur and various gases.

        The Mozambique-to-Secunda natural gas transmission pipeline, owned by Rompco, is a 26-inch carbon steel underground pipeline of 865 km. The pipeline starts from the natural gas Central Processing Facility (CPF) at Temane in Mozambique, and ends at the Pressure Protection Station (PPS) in Secunda. The instantaneous capacity of the pipeline is 123 bscf/a, with an annual average in excess of 108 bscf/a without any additional compression along the pipeline.

        In 2010, Rompco commissioned its first compressor station near Komatipoort in South Africa. This facility supplies midpoint compression and enables the pipeline to increase gas transportation up to an annual average of 153 bscf/a with an instantaneous pipeline capacity in excess of 159 bscf/a. In December 2014, Rompco completed the R1,6 billion project to construct a 128 km loop line in Mozambique to expand capacity, and allow for additional monetisation of gas in Mozambique. The Loopline I project increased annual capacity from 153 bscf/a to 169 bscf/a. Following approval of the pipeline variation plan by the Mozambique regulator, Instituto Nacional de Petróleo (INP), in July 2015, the Loopline II project has progressed to an advanced stage and a final investment decision (FID) was made in August 2015. Once commissioned, Loopline II will increase the pipeline capacity from 169 bscf/a to 191 bscf/a. Beneficial operation is expected to be achieved by January 2017.

        The inland transmission network of Gauteng is fed from the PPS in Secunda via a 30-inch carbon steel underground pipeline, which feeds into a second PPS at Nigel. The newly commissioned Gauteng Network Pipeline serves the inland network and increased the overall capacity of the Gauteng network from 82 bscf/a to 128 bscf/a. These pipelines supply various low pressure distribution areas, as well as some customers directly. The southern part of the inland network ends in Sasolburg.The Secunda, Witbank and Middelburg pipeline network receives methane-rich gas (MRG) from Secunda Synfuels Operations. The capacity of the network is approximately 11bscf/a. MRG is also compressed and fed into the Transnet Pipelines transmission pipeline to supply our customers in KwaZulu-Natal. The capacity of the network is approximately 23 bscf/a.

        In February 2015, we completed the development of the 175 megawatt gas-fired power generation plant in Mozambique, Central Termica de Ressano Garcia (CTRG), in partnership with the country's state-owned power utility, Electridade de Moçambique (EDM). The power plant has 18 gas engines with an installed capacity of 175 MW. CTRG generates electricity from gas supplied by SPT, IFC and CMH. The plant is producing as planned to deliver on the Power Purchase Agreement (PPA) signed with the off-taker EDM.

Production capacity

Plant description	Location	Design capacity(1)
Gauteng transmission network	Gauteng	128 bscf/a
Rompco Pipeline	From Central Processing Facility (Mozambique) to Pressure Protection Station (Secunda) (865km)	169 bscf/a
Secunda, Witbank and Middelburg pipeline	South Africa	11 bscf/a
Transnet Pipeline transmission pipeline	South Africa	23 bscf/a

(1)
Nameplate capacity represents the total saleable production capacity.

Plant description	Location	Design capacity(1)
ORYX GTL	Ras Laffan Industrial City in Qatar	32 400 bpd (nominal)
EGTL	Escravos, Nigeria	33 200 bpd (nominal)
Natref	Sasolburg, South Africa	108 000 bpd (nominal)
CTRG	Ressano Garcia, Mozambique	175MW

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate.

Base Chemicals

Nature of operations and principal activities

        Base Chemicals is responsible for marketing commodity chemicals based on the group's upstream Fischer-Tropsch, ethylene, and propylene and ammonia value chains. The foundation of the business is feedstock advantage, scale, product quality and cost leadership. Our products include polymers, monomers, acrylates, industrial solvents, and ammonia derivatives such as fertilisers and explosives.

        The polymer and monomers products we market include ethylene and propylene monomers used for the production of polyethylene and polypropylene. Propylene is also used for butanol and acrylate production. Low density polyethylene (LDPE) is used in boutique shopping bags, bread bags and films (packaging, shrink wrapping, greenhouse covers, laminating). Linear low density polyethylene (LLDPE) is used in films (heavy duty, blending into LDPE), containers and lids (injection moulded) and rotomoulded products such as water and fuel tanks. Polypropylene (PP) is used in automotive parts, luggage, pipes, bottles, housewares, toys, woven sacks and flooring. Polyvinyl chloride (PVC) is used in pipes and fittings, cables, conduit, medical devices and consumer packaging.

        The industrial solvents products we market include alcohols and ketones, which include ethyl acetate, n-propanol, acetone, methyl ethyl ketone and mixed alcohols used in coatings, printing, packaging, plastics, fragrance and pharmaceuticals. Methanol, methyl isobutyl ketone and blends are used in aerosol paint and adhesive industries, polish, cosmetics, agriculture and mining. n-Butanol, glacial acrylic acid, butyl acrylate and ethyl acrylate are used in inks, adhesives, solvents and polymers (for example, superabsorbent polymers). Butyl glycol ethers and acetates are used in chemical intermediates.

        Other products we market include nitric acid, ammonium nitrate solution, sulphur, various grades of fertiliser, ammonium sulphate, explosives-grade ammonium nitrate, various packaged explosives, and explosive accessories (non-electronic and electronicinitiation systems), boosters and detonating cord. We also market caustic soda used in pulp and paper production, minerals beneficiation (platinum industry), water purification, soap manufacture and scouring of textiles. Sodium cyanide is used in the extraction of gold.

Principal markets

        The area with the highest sales volumes of our polymers products is South Africa. We also sell polymers in the rest of Africa, Europe, the Middle East and Asia. Over the past three years between 54% and 64% of our polymers products' revenue has been earned from sales into the South African market.

        We are the sole polymer producer of PVC, LDPE and LLDPE in South Africa. We have the leading share of sales of these products in South Africa, where the competition is from polymer imports primarily from Asian and Middle Eastern producers. We supply 160 ktpa ethylene and 110 ktpa propylene under contract to Safripol (Pty) Ltd (Safripol) in Sasolburg by pipeline for the production of HDPE and polypropylene, respectively. We compete directly with Safripol in the polypropylene market, where we have a large share of the South African market. We sell caustic soda primarily in South Africa into the pulp and paper, minerals beneficiation and soap and detergent industries. We are the sole local producer of sodium cyanide solution, which is sold to the local gold mining industry. Currently, we export polymers from our South African operations to the rest of the African continent, Southeast-Asia, Europe and South America. Product from the joint venture PETRONAS Chemicals LDPE plant in Malaysia is sold into Malaysia, India, China, Australia and New Zealand.

        The highest sales volumes of our solvents products are in Europe, the Middle East and Asia. We also sell into the rest of Africa, North America and South Africa. We market our products throughout the world, with a large proportion of our alcohols being distributed in Europe. We are a leading producer of solvents in South Africa. Our competition varies depending on the products sold and includes a number of major international oil and chemical companies. Our competitors include ExxonMobil, BP Chemicals, Chevron Phillips, INEOS, the Dow Chemical Company, Celanese and Eastman.

        We supply fertilisers to the Southern African farming community through bulk sales ex-factory gate, directly to end users or via distributors, co-operatives and competitors. We supply explosives and explosive accessories primarily to the Southern African mining industry, and export explosives-grade ammonium nitrate to the rest of Africa.

Seasonality

        Global polymer demand does not show any marked annual seasonality, although higher demand tends to arise in the third quarter of each calendar year as converters purchase more stock to cater for increased sales over the South African festive season.

        The global polymer industry is, however, cyclical in terms of margins earned, given irregular investment patterns caused by the large capital requirements and size of plants. The duration of a typical cycle is seven years and margins can vary from low trough conditions to extreme peak conditions. During tight supply/demand periods, which usually coincide with increases in economic activity as measured by gross domestic product (GDP), margins may increase disproportionately. Over time, margins reduce as investment is stimulated or as demand slows down in line with GDP. It may happen that excess capacity is installed, which results in margins falling sharply.

        Production and sales volumes of solvents products are generally not subject to seasonal fluctuations but tend to follow broader global industry trends. In terms of the global cyclical nature of our products, periods of high demand and higher prices are followed by an increase in global production capacity which can depress global margins. The global economic crisis has had a detrimental effect on our sales prices, and market demand has shown signs of contraction as a result of increased volatility, caused in part by the continuing European debt crisis, as well as slowing growth in China. In 2015, we benefited from higher sales volumes and lower costs. Sales volumes, normalised for the sale of our Solvents Germany and Sasol Polymers Middle East operations in 2014, increased by 2%. Sales prices of the dollar priced chemical basket declined, whilst the weaker rand/US dollar exchange rate positively impacted profit from operations.

Raw materials

        Feedstock for the production of ethylene, propylene and solvents is obtained from Mining and E&PI based on the cost of coal and natural gas and is converted into chemical products through our Secunda Synfuels and Secunda Chemicals Operations.

        Ethane and propane, used as feedstock for the cracker in Malaysia (12% shareholding) (PETRONAS Chemicals Olefins Sdn Bhd), is purchased from PETRONAS at a set price, which escalates annually in line with US inflation rates. These prices are not related to the oil price.

        Our joint venture operation in Malaysia PETRONAS Chemicals LDPE Sdn Bhd buys its ethylene feedstock from PETRONAS Chemicals Olefins at prices related to the Southeast Asian ethylene market.

Marketing channels

        We sell our polymers products in South Africa directly to customers using our own marketing and sales distribution channels. Our sales offices are in Johannesburg, Durban and Cape Town. For exports from South African operations, we sell directly into Southern Africa and through distributors and agents into East and West Africa, the Far East, Europe and South America.

        Our solvents products' operations are in 13 regional sales offices and nine storage hubs in South Africa, Europe, the Asia-Pacific region, the Middle East and the United States. We utilise a number of distributors and agents worldwide as an extension of our sales and marketing force to enable increased market penetration. A combination of product and account managers ensures continued, long-term relationships with our customers. Our in-house sales and administrative staff manage order processing, logistics and collection of payments as well as customer relationships. By using bulk supply facilities situated in China, Dubai, Europe, Singapore, South Africa and the United States, we can make timely deliveries to our customers.

        All fertiliser and explosives production activities are located in Southern Africa. We sell these products mainly within Southern Africa, with increasing exports into Western Africa. Fertiliser products produced at the South Africa Secunda manufacturing plant are limited to ex-works sales as per the agreement with the South African Competition Commission.

Factors on which the business is dependent

        Our plants operate using a combination of proprietary technology developed by Sasol, primarily by our Technology function, as well as technology licensed from various suppliers.

        Our acrylates and n-butanol technology is licensed from the Mitsubishi Chemical Company. Our maleic anhydride technology (utilised in the Sasol Huntsman joint venture) is licensed from Huntsman Corporation. We own the licence to the MiBK technology. The hydroformylation technology for use in our Safol and Octene 3 plants is licensed from Davy Process Technology.

Property, plants and equipment

        In South Africa, Base Chemicals' products are supplied by the Regional Operating Hubs that function as processing facilities. A new ethylene purification unit (EPU) in Sasolburg is yielding additional ethylene to support our polymer plants to run continuously. A new propylene stabilisation unit in Secunda, which achieved beneficial operation in June 2014, has improved the extraction of propylene to produce high-value chemicals.

        The following table summarises the main production capacities of the Regional Operating Hubs that produce polymer and monomer products marketed by Base Chemicals:

  Production capacity at 30 June 2015

Product	South Africa(2)	Malaysia(1)(2)	Total
	(ktpa)
Ethylene	615	72	687
Propylene	950	11	961
LDPE	220	102	322
LLDPE	150	—	150
Polypropylene-1	220	—	220
Polypropylene-2	300	—	300
Ethylene dichloride	160	—	160
Vinyl chloride	205	—	205
PVC	200	—	200
Chlorine	145	—	145
Caustic soda	167	—	167
Cyanide	40	—	40
Hydrochloric acid	90	—	90
Calcium chloride	10	—	10

(1)
Includes our attributable share of the production capacity of joint operations.

(2)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

        The following table summarises the main production capacities of the Regional Operating Hubs that produce solvent products marketed by Base Chemicals:

  Production capacity as at 30 June 2015

Product	South Africa	Germany	Total(1)
	(ktpa)
Ethylene	293	—	293

• Acetone	175	—	175
• MEK	60	—	60
• MiBK	58	—	58

Glycol ethers	—	80	80

• Butyl glycol ether	—	80	80

Acetates	54	—	54

• Ethyl acetate	54	—	54

Mixed alcohols	215	—	215
Pure alcohols	473	—	473

• Methanol (C1)	140	—	140
• Ethanol (C2)	114	—	114
• n-Propanol (C3)	54	—	54
• Isopropanol (C3)	—	—	—
• n-Butanol (C4)	150	—	150
• iso-Butanol (C4)	15	—	15

Acrylates	125	—	125

• Ethyl acrylate	35	—	35
• Butyl acrylate	80	—	80
• Glacial acrylic acid	10	—	10

Maleic anhydride	—	53	53
Other	19	—	19

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

        Approximately 90% of our production capacity is located at sites in South Africa and 10% in Germany. Our second MiBK plant at Sasolburg, with a nameplate capacity of 30 ktpa, started up in April 2010.

Performance Chemicals

Nature of operations and principal activities

        Performance Chemicals markets commodity and differentiated performance chemicals products which include the organics, inorganics and wax value chains. We work to further develop our strengths in product differentiation through technological leadership and a strong customer focus, which includes integration into applications. This ensures a business with higher margins and returns.

        Among our products are surfactants and intermediates, alcohols, alkylates, co-monomers, specialty aluminas, waxes, phenolics, ammonia, cobalt catalyst, carbon as well as specialty gases.

Organics

        These products include linear alkyl benzene (LAB) which is used in LAB sulfonate-detergents, industrial and institutional cleaning products, N-paraffins and n-olefins are used in LAB, oxo-alcohols, detergents, industrial cleaning products, institutional cleaning products. Alcohols (linear and semi-linear C6 to C22) are used in surfactants, specialty plasticisers, detergents, industrial and institutional cleaning products, metalworking, flavours and fragrances, personal care, cosmetics, plastic additives, textiles and agriculture. Surfactants and intermediates are used in industrial and institutional products, metalworking, flavours and fragrances, personal care, cosmetics, plastic additives, textiles and agriculture. A portion of these products are used internally for the production of downstream surfactants.

        Our ethane-based cracker in Lake Charles, Louisiana, produces ethylene for the US market. A portion of the ethylene produced is used internally. Ethylene is also used in plastic manufacturing, alcohols and ethylene oxide. Co-monomers such as 1-hexene and 1-octene are used in the production of polyethylene. A portion of these products are used internally for the production of downstream surfactants.

Inorganics and catalysts

        These products involve mainly specialty aluminas and related products. The inorganics specialities are further processed by means of a variety of technical processes to adapt the product characteristics to highly specialised products. The inorganics division also manufactures shaped catalyst carriers, cobalt catalysts for current and future GTL ventures, as well as ultra-high purity alumina for sapphire applications as required for LED lighting.

Wax

        Wax products are being produced both from FT synthesis as well as via the traditional petrochemical route. The product range includes waxy oils, liquids paraffins, medium waxes, hard waxes, wax emulsions and petroleum jellies. Medium wax is used in the production of construction board, industrial applications such as tyres and paper coatings, candles, personal care, adhesives, as well as a number of other applications. Hard wax is used in bitumen modification, inks and coatings, hot melt adhesives and polymer processing. Waxy oils and liquid paraffins are used in drilling fluids, aerosols and chlorination for plastics.

Other products

        Ammonia is used for the manufacturing of explosives and fertiliser. Calcined coke is used for the manufacture of anodes for the aluminium, steel and titanium smelting industry.

Principal markets

        The highest sales volumes of our organic products are in Europe and North America, and we also sell in other regions including Asia and South Africa. The bulk of the production from the organic product group ends up as surfactants, either produced internally (our surfactants product group) or by other parties having acquired the intermediates from us. The bulk of these surfactants result in the making of detergents and industrial or institutional cleaning products. The main competitors include Shell and Cepsa in n-paraffins; and Huntsman Corporation, Cepsa and ISU in the LAB market.

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

        We sell ethylene, based on ethane as feedstock, to plastic manufacturers in the US Gulf Coast region. It is also used internally to manufacture alcohols and ethylene oxide.

        The highest sales volumes of our wax products are in Europe and South Africa, and we also sell into the Middle East, Asia and North America. The world market for waxes is about 4 500 ktpa and our main competitors in the commodity market are ExxonMobil, Shell, China Oil and Sinopec.

        Specialty aluminas and related products from the inorganic division are used in a broad range of applications, including catalyst support, raw material for ceramics, coatings, polymer additives and synthetic sapphires. Our competitors in aluminas include UOP and Sumitomo. Our highest sales volumes are in Europe and North America, but we also sell into Asia and South Africa.

Seasonality

        There is very little seasonality associated with our products or the markets in which they are sold. Cyclicality of this business is more related to the general chemical investment cycle, which impacts the supply side of the market equation. Many of the markets that we serve typically follow global and regional gross domestic product growth trends and are therefore impacted more by macroeconomic factors.

        The main feedstocks used in this business are kerosene, benzene, ethane, ethylene, oleochemical and aluminium (all purchased externally with the exception of some portion of our ethylene which is produced at our Lake Charles facility and the Fischer-Tropsch-based feedstock used for our South African alcohol, wax, ammonia, phenolics and co-monomer production). The prices of most of these materials are related to crude oil and energy pricing. They follow reasonably closely the movement of crude oil and energy pricing and, to a lesser extent, lauric oils. In view of the expected increase in oleochemical-based alcohol production, the differential between crude oil and lauric oils is expected to become increasingly important in determining competitiveness.

Marketing channels

        Over 90% of Performance Chemicals' products are sold directly to end-user customers. We use a limited number of distributors. Approximately 60% of our total sales are conducted under annual and, in some cases, multi-year contracts.

Factors upon which the business is dependent

        The business, especially our margin, is dependent on the supply and demand of the various products that we make as well as the feedstock costs. Demand growth is typically GDP driven with some exceptions of higher growth products and markets. Supply is primarily influenced by the build-up of new capacity in developing regions, especially China, India and Southeast Asia. Feedstock costs generally follow the trends of crude oil and vegetable oil.

        We are in the process of obtaining the relevant data required to comply with the EU REACH regulation, which became effective in June 2007. We have already complied with the first two major deadlines by registering our highest volume products (tiers one and two). We are now working on the next tier of products (volumes below 100 tons per year) with a deadline of 31 May 2018. We estimate that the total cost of compliance over the 10-year registration period amounts to €22 million. To date, we have incurred €15,8 million to comply with REACH.

Property, plants and equipment

        The following table summarises the the main production capacities of the Regional Operating Hubs for products marketed by Performance Chemicals.

  Production capacity at 30 June 2015

Product	Facilities location	Total(1)
		(ktpa)
Surfactants	United States, Europe, Far East	1 000
C6+ alcohol	United States, Europe, South Africa, Far East	630
Ethylene	United States	455
Inorganics	United States, Europe	70
Paraffins and olefins	United States, Europe	750
LAB	United States, Europe	435
C5-C8 alpha olefins	United States, South Africa	456
Paraffin wax and wax emulsions	Europe	430
FT-based wax and related products	South Africa	280
Paraffin wax	United States, South Africa	130

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Group Functions

Nature of the operations and principal activities

        Our Group Functions focus on delivering fit-for-purpose, enabling and supportive business services and solutions to our integrated values chain with centralised accountability.

        Group Functions include Financial Control Services, Assurance Services, Supply Chain, Technology, Strategy, Corporate Finance, Business Development and Portfolio, Planning and Optimisation, Investor Relations, Information Management, Human Resources, Governance, Compliance and Ethics, Risk and Safety, Health and Environment, Public Affairs and Legal, IP and Regulatory Affairs.

        By grouping entities based on their capabilities and areas of specialisation, the new operating model allows Group Functions to focus on what they do best: ensuring governance, developing Group policies, providing strategic direction and delivering fit-for-purpose, enabling and supportive business services and solutions.

        Technological innovation is at the heart of Sasol's success. The Research & Technology, Capital Projects, Planning & Optimisation (P&O) and Engineering functions worked in the year to deliver technological improvements to our plants and processes as well as develop new technologies. By executing capital projects—among them mostly notably the Fischer-Tropsch wax expansion project, initial project work on the Lake Charles Chemicals Project, the Mozambique power plant and the Nigerian GTL facility—they supported the Group's strategy.

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

        In January 2015, SCI reached a settlement with all 58 farmers which constitutes a full and final settlement of this matter. The settlement was not material to the Group.

        Sasol Chemical Industries—complaint referral by Omnia—On 31 August 2011, Omnia Group (Pty) Ltd (Omnia) submitted a complaint against SCI to the Commission. The complaint related to, inter alia, allegations of excessive pricing for ammonia and price discrimination in respect of ammonia.

        On 7 March 2012, the Commission issued a notice of non-referral in respect of the complaint on the grounds that the conduct complained of was substantially the same as the conduct in respect of which the Commission had concluded a settlement agreement with Sasol in July 2010.

        On 5 April 2012, Omnia referred the complaint themselves to the South African Competition Tribunal (the Tribunal). Omnia alleged that:

  •
  SCI charged Omnia an excessive price for ammonia during the period from May 2006 to December 2008;

  •
  SCI had prevented Omnia from expanding within the markets for the supply of certain fertilisers during this period; and

  •
  SCI had engaged in prohibited price discrimination in respect of ammonia.

        SCI did not agree with the allegations made, which were substantially similar to allegations in a civil claim for damages instituted by Omnia in 2009. SCI initiated its defence in both matters.

        On 6 October 2014, both the competition matter and the arbitration were commercially settled between SCI and Omnia and Omnia has withdrawn its complaint against SCI. The settlement constitutes a full and final settlement between SCI and Omnia. The settlement was not material to the Group.

        Sasol Wax    As previously reported, on 1 October 2008, the European Commission found that members of the European wax industry, including Sasol Wax GmbH, had formed a cartel and violated antitrust laws. A fine of EUR 318,2 million was imposed by the European Commission on Sasol Wax GmbH and was subsequently paid. On 15 December 2008, all Sasol companies affected by the decision lodged an appeal with the European Union's General Court against the decision of the European Commission on the basis that the fine is excessive and should be reduced. On 11 July 2014, the European General Court reduced the fine by EUR 168,22 million to EUR 149,98 million. The European Commission did not appeal the decision. Sasol accounted for this as a post balance sheet adjusting event in the 2014 income statement. The refund was received in August 2014.

        As a result of the fine imposed on Sasol Wax GmbH, on 23 September 2011, Sasol Wax GmbH and Sasol Wax International AG were served with a law suit in the Netherlands by a company to which potential claims for compensation of damages have been assigned to by eight customers. On 19 June 2015, Sasol and the plaintiffs concluded a full and final settlement. The settlement was not material to the Group. The plaintiffs have formally withdrawn the law suit against Sasol.

        Sasol Polymers—The Commission alleges that SCI charged excessive prices for propylene and polypropylene in the South African market from 2004 to 2007. Sasol disputes the Commission's allegations. In 2010, the matter was referred by the Commission to the Tribunal. The matter was heard before the Tribunal during 2013.

        On 5 June 2014, the Tribunal released its decision in respect of Sasol Polymers' pricing of propylene and polypropylene. In its decision, the Tribunal made a finding against SCI in relation to its pricing of both propylene and polypropylene, for the period in question. In respect of purified propylene, the Tribunal imposed an administrative penalty of R205,2 million. In respect of polypropylene, the Tribunal imposed an administrative penalty of R328,8 million. In addition, the Tribunal also ordered revised future pricing of propylene and polypropylene.

        On 27 June 2014, SCI filed an appeal against the decision of the Tribunal with the South African Competition Appeal Court (CAC). On 11 July 2014, the Commission delivered a Notice of Cross-Appeal requesting the Competition Appeal Court to increase the administrative penalties imposed on SCI to R1 094 million for propylene, and R1 754 million for polypropylene.

        On 17 June 2015, the CAC handed down its judgment which upheld SCI's appeal. The CAC set aside the decision of the Competition Tribunal and replaced it with the order that the complaint referral was dismissed. Following the ruling, SCI reversed the provision of R534 million for potential penalties.

        On 23 July 2015, the Commission filed an application with the Constitutional Court in which it is seeking leave to appeal the decision of the CAC to the Constitutional Court. Sasol submitted its responding affidavit on 6 August 2015 and are awaiting a decision by the Constitutional Court. The outcome of this matter cannot be estimated at this point in time and accordingly, no provision was recognised at 30 June 2015.

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

        The Commission stated in the abovementioned letter that as the alleged conduct relates to pricing of inputs, and may be linked with the pricing and supply of feedstock propylene and ethylene, their investigation extends to Sasol Limited, Sasol Oil, Sasol Synfuels and SCI. The period under investigation is from 2008 to date.

        On 22 December 2014, the Commission issued summons against employees of SCI, Synfuels, Sasol Oil and Sasol Limited whereby the Commission sought copies of documents and information from the employees. The responses in respect of all four summonses were submitted to the Commission on 31 March 2015. The outcome of this matter cannot be estimated at this point in time and accordingly, no provision was recognised at 30 June 2015.

        Sasol Oil—Commercial diesel    On 24 October 2012, the Commission referred allegations of price-fixing and market division against Chevron SA, Engen, Shell SA, Total SA, Sasol Limited, Sasol Oil,

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

        Sasol has reviewed the Commission's referral documents and does not agree with the Commission's allegations. Sasol is assessing the legal options available to it. The outcome of this matter cannot be estimated at this point in time and accordingly, no provision was recognised at 30 June 2015.

        Sasol Mining—Claimed compensation for lung diseases    On 2 April 2015, 22 plaintiffs (one current and 21 former employees) instituted action against Sasol Mining (Pty) Limited in the High Court in Gauteng, South Africa, for allegedly having contracted lung diseases while working at its collieries. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 1996, failed to comply with various regulations issued in terms thereof; and failed to take effective measures to reduce the exposure of mine workers to coal dust. All of which the plaintiffs allege increased the risk for workers to contract coal dust related lung diseases.

        This lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income as well as general damages amounting to R82,5 million in total. Sasol Mining is defending the claim. It is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision was made at 30 June 2015.

        Other    From time to time, Sasol companies are involved in other litigation, tax and similar proceedings in the normal course of business. A detailed assessment is performed on each matter, and a provision is recognised where appropriate. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

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

        The Commission is conducting investigations into the South African liquid petroleum gas and polymer industries. Sasol continues to interact and co-operate with the Commission in respect of the subject matter of current leniency applications brought by Sasol, conditional leniency agreements concluded with the Commission, as well as in the areas that are subject to the Commission's investigations.

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

        Sasol's environmental obligation accrued at 30 June 2015 was R11 022 million compared to R11 013 million at 30 June 2014. Included in this balance is an amount accrued of approximately R3 204 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs the potential loss in excess of the amount accrued cannot be reasonably determined.

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

Empowerment of historically disadvantaged South Africans

Broad-based Black Economic Empowerment Act, 53 of 2003

        Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing Broad-based Black Economic Empowerment (B-BBEE). The key elements of this framework are the B-BBEE Act, the Codes of Good Practice (the new Codes were gazetted on 11 October 2013, with a transition period until 30 April 2015) for B-BBEE issued by the Minister of Trade and Industry in terms of the Act (the Codes), as well as the Charters (i.e. the Mining Charter and Liquid Fuels Charter in South Africa addressing employment equity) adopted by the various sectors within which Sasol operates businesses and related scorecards. The measures discussed below reflect Sasol's commitment to giving meaningful effect to the letter and spirit of the B-BBEE legislative and regulatory framework.

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

        The scorecard reporting template released by the Department of Mineral Resources (DMR) also added further elements, not contained in the revised Mining Charter. The DMR confirmed during a submission to the Parliamentary Portfolio Committee that the Mining Charter targets for 2014 will also apply for the 2015 calendar year. The DMR indicated that Mining Charter 3 will be finalised by February 2016. It is uncertain whether the revised Mining Charter will be aligned with the revised Department of Trade and Industry Codes of Good Practice (DTI Codes) which came into effect during October 2013.

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

        Further, the B-BBEE Amendment Act was enacted on 27 January 2014. The B-BBEE Amendment Act makes compliance with the Codes of Good Practice compulsory for all industries. The B-BBEE Amendment Act provides that where any black economic empowerment legislation existed prior to the implementation of the B-BBEE Amendment Act, the B-BBEE Amendment Act will prevail. This is commonly referred to as the trumping provision. It is uncertain to what extent the revision of the Mining Charter, the revised DTI Codes and the trumping provisions will have an impact on our mining operations.

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

The Liquid Fuels Charter

        In 2000, following a process of consultation, the Department of Minerals and Energy (now the Department of Energy) and a number of companies in the liquid fuels industry, including Sasol Oil, signed the Liquid Fuels Charter (the Charter) which sets out the principles for the empowerment of HDSA's in the South African petroleum and liquid fuels industry. The Charter requires liquid fuels companies, including Sasol Oil, to ensure that HDSAs hold at least 25% equity ownership in the South African entity holding their operating assets by the end of a period of 10 years from the date of the signing of the Charter.

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

        The Charter also requires liquid fuels companies to adopt policies to further other empowerment objectives of the Charter, among other things, employment equity, preferential procurement and skills development.

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

BEE policies and legislation

        The Broad-based Black Economic Empowerment Act, underpinned by the scorecard setting out clear targets for broad-based BEE, was promulgated into law on 9 February 2003. The scorecard measures the following areas:

  •
  ownership;

  •
  management and control;

  •
  employment equity;

  •
  skills development;

  •
  procurement;

  •
  enterprise development; and

  •
  socio-economic development.

        With effect from 1 July 2006, Sasol Oil met the 25% BEE ownership target, with Tshwarisano holding 25% of the shares in Sasol Oil in line with the Charter.

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

        Social investment is presently channelled into three main areas:

  •
  Education and skills development: developing skills and providing resources for schools, with a focus on science, technology, engineering and mathematics, providing undergraduate bursaries, supporting university collaborations including postgraduate studies, investing in youth development with a focus on entrepreneurial and vocational skills development, as well as developing technical skills and capacity;

  •
  Community development: investing in the communities in which we operate through socioeconomic and local development programmes, including health, infrastructure, sport and culture, and enterprise development; and

  •
  Environment: protecting the environment, through initiatives including sustainable water use and loss prevention, energy access and security, creating value from waste, air quality improvements, and biodiversity.

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

        The Restitution of Land Rights Amendment Act became law in February 2004. This act would entitle the minister to expropriate land in the absence of an agreement. Such an expropriation could be for restitution or other land reform purposes. Compensation payable to the owner of the land would be subject to the provisions of the Expropriation Act 63 of 1975 and section 25(3) of the South African Constitution which provides, in general, that compensation must be just and equitable.

        All claims had to have been lodged with the Land Claims Commission by 31 December 1998. The Restitution of Land Rights Amendment Bill of 2013 that was passed by the National Assembly and the National Council of Provinces on 25 February 2014 and 27 March 2014, respectively, reopens the period for filing of land claims by extending the period until 31 December 2018.

        Sasol has been notified of a potential land claim over a property that belongs to Sasol South Africa (Pty) Ltd, namely the farm Goedehoop 301 IS. Although we have not received any written confirmation in respect of the remedy that will be granted to the claimants in this matter, the Land Claims Commission did indicate verbally that they acknowledge that the land is not suitable for restoration of ownership and all indications are that compensation may be paid to the claimants by the government.

        In 2012, Sasol received a notification of a further land claim instituted over parts of the farm Grootvlein 293 IS. Sasol Mining is the owner of Portions 13 and 29 of the farm Grootvlein 293 IS. At this stage it is unclear which portions of the farm fall within the land claim and whether the claim has any merit.

        In February 2013, Sasol received a notification of a further land claim instituted over Portion 8 of the farm Rietvley 320 IS that belongs to Sasol South Africa (Pty) Ltd. A new ash dam will be partly constructed on this property. This property is already traversed by a Sasol Mining conveyor belt and another conveyor belt is expected to cross the property in future. Sasol has engaged with the Land Claims Commission and the claimants on this issue to resolve the matter.

        Another piece of land was identified to be sold to the Land Claims Commission in place of Portion 8 of Rietvley 320 IS, subject to the withdrawal of the claim.

Regulation of mining activities in South Africa

The Mineral and Petroleum Resources Development Act (MPRDA)

        A fundamental shift in the regulation of mineral resources was brought about by the MPRDA, which came into effect on 1 May 2004. As a result of this legislation, South Africa transitioned from private ownership of minerals to a system where the state will act as the custodian of all mineral resources, and is entrusted with the responsibility of regulating the mining industry to the benefit of the nation. The MPRDA recognises that the mineral resources of the country are the common heritage of all South Africans and therefore belong to all citizens of South Africa. The MPRDA introduced a comprehensive statutory framework whereby the state, as guardian of mineral resources, may grant prospecting and mining rights to applicants who comply with the required minimum criteria. The

MPRDA also introduced extensive new requirements for prospecting- and mining work programmes and the prescribed social and labour plans which accompany applications for mining rights. The MPRDA adopts the environmental management principles and environmental impact assessment provisions of the National Environmental Management Act (NEMA).

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

        We are a participant in transformation charters in the mining industry in South Africa, pursuant to which we have undertaken to enable historically disadvantaged South Africans to hold at least 26% equity ownership, by 2014, in our mining business. We have met these targets, with Sasol Mining's BEE ownership currently above 40%. Sasol Mining achieved an overall score of 99% for its Secunda operations and 90% for Sigma: Mooikraal operations with regard to its Mining Charter compliance for the 2014 calendar year. The scores were verified by an independent verification agency during February 2015. Further, royalties from mining activities are payable to the state, as from 1 March 2010, under provisions contained in the Mineral and Petroleum Resources Royalty Act, 28 of 2008, and the Mineral and Petroleum Royalty Administration Act, 29 of 2008. The most significant feature of the legislation is that the royalty is determinable in accordance with a formula-based system. The impact on Sasol Mining for the year ended 30 June 2015 is a cost of R106,6 million (2014—R51,9 million). The royalty is deductible for normal income tax purposes.

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

        The Gas Act provides for the National Energy Regulator of South Africa (NERSA) to regulate the pipeline gas industry and the issue licences for a range of activities including:

  •
  the construction, conversion or operation of gas transmission, storage, distribution, liquefaction and re-gasification facilities; and

  •
  trading in gas.

        NERSA has the authority to determine maximum prices for distributors, reticulators and all classes of consumers, where there is inadequate competition as contemplated in the South African Competition Act. The Gas Act gives NERSA the authority to impose fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Gas Act.

The National Energy Regulator Act

        The National Energy Regulator Act came into operation on 15 September 2005. The National Energy Regulator Act provides for the establishment of a regulator to regulate the piped gas, petroleum pipeline and electricity industries. On 1 November 2005, NERSA, pursuant to the National Energy Regulator Act, came into existence.

        A draft National Energy Regulator Amendment Bill has been published for comment and Sasol has subsequently commented on the proposed changes.

        All construction activities relating to the distribution and transmission pipeline networks of Sasol Gas are undertaken, subject to the relevant construction licences as prescribed by the Gas Act. All gas trading, distribution and transmission activities of Sasol Gas are undertaken, subject to the applicable licences issued by NERSA.

The Mozambique Gas Pipeline Agreement (Regulatory Agreement)

        This Mozambique Gas Pipeline agreement entered into between Sasol Limited and the South African Government, represented by the Minister of Minerals and Energy, and the Minister of Trade and Industry in connection with the introduction of natural gas by pipeline from Mozambique into South Africa, was incorporated into the Gas Act through the reference thereto in Section 36 of the Gas Act. The Gas Act provides that the terms of the agreement bind the Gas Regulator for a period until 10 years after natural gas is first received from Mozambique (26 March 2004). From the date of the conclusion of the agreement, the terms of the agreement relating to the following matters constitute conditions of the licences to be issued to Sasol Gas and Rompco under the Gas Act:

  •
  our rights and periods granted in respect of transmission and distribution of gas;

  •
  third party access to the transmission pipeline from Mozambique and to certain of our pipelines;

  •
  prices we charge for gas;

  •
  our obligation to supply customers, distributors and reticulators with gas; and

  •
  the administration of the agreement.

        The 10 year regulatory dispensation negotiated with the South African government with respect to the supply of Mozambican natural gas to the South African market expired in March 2014. Accordingly, on 25 March 2014, the transmission tariffs for piped gas and gas prices charged by Sasol Gas were subject to regulation by NERSA. In this regard, NERSA has promulgated the tariff methodology that will apply to gas transmission and storage operations. NERSA has published the methodology that will apply to the approval of maximum prices in terms of the Gas Act.

        Pursuant to the approved tariffs and maximum prices, Sasol Gas implemented a standardised pricing mechanism in its supply agreements with customers in compliance with the applicable regulatory and legal framework. Seven of Sasol Gas' largest customers initiated a judicial review of the NERSA decisions relating to its maximum price and tariff methodologies and NERSA's decision on Sasol Gas's maximum price application. The review application proceedings have been completed and Sasol is awaiting the judgement. It is uncertain how the outcome of this review application will affect the tariffs and gas prices that Sasol Gas charges.

The Gas Regulator Levies Act

        The Gas Regulator Levies Act came into effect on 1 November 2005. It provides for the imposition of levies by the Gas Regulator on the amount of gas delivered by importers and producers to inlet flanges of transmission or distribution pipelines. These levies will be used to meet the general administrative and other costs of the gas regulation activities of NERSA and the functions performed by NERSA in this regard. During the NERSA financial year which ended on 31 March 2015, Sasol Gas paid a total amount of R67 million (2014—R52 million) in levies under this Act. For the NERSA financial year ending on 31 March 2016, the levies promulgated are R0,3273/GJ. It is anticipated that approximately R58 million will be paid in levies during this period.

Regulation of petroleum-related activities in South Africa

The Petroleum Products Amendment Act (Amendment Act)

        The Amendment Act which became effective in 2006 prescribes that a person may not be involved in the activities of manufacturing, wholesaling, holding or development of retail sites and retail sale of petroleum products without the appropriate licence having been issued in terms of the Amendment Act. The Amendment Act deems any person, who was, at the time of commencement of amending the Petroleum Products Act in 2003, involved in the aforementioned activities, to be a holder of a licence for that activity, provided such person has applied for a licence. With the exception of licences for new retail site developments, applications are approved per site on an on-going basis. Sasol Oil is not at risk from a licensing perspective.

        The Amendment Act entitles the Minister of Energy to regulate the prices, specifications and stock holding of petroleum products and the status in this regard is as follows:

  •
  A regulatory price review was conducted by the Department of Energy which resulted in new price calculation methodologies. The new pricing structures came into effect in December 2013;

  •
  Changes to align South African liquid fuels specifications with those prevailing in Europe are currently under discussion. It is uncertain as to when these new specifications, which pertain to all liquid fuels consumed in South Africa, will be effective. Compliance with these new specifications will require substantia capital investments at both Natref and Secunda Synfuels Operations. The amount of capital investment required has not yet been finalised and discussions regarding cost recoveries and/or incentives are on-going with the South African government; and

  •
  Regulations to oblige licensed manufacturers and/or wholesalers to keep minimum levels of market-ready petrol, diesel, illuminating paraffin, jet fuel and liquid petroleum gas (LPG) are currently under consideration by the Department of Energy. No indications on volumes, cost recovery and compensation mechanisms available as yet.

        The Amendment Act authorises the Minister of Energy to promulgate regulations and we cannot assure you that the application of these provisions of the Act, or the promulgation of regulations in terms thereof, will not have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        We have been granted licences for our regulated facilities. Applications for tariffs have been submitted in terms of the NERSA rules. The applications are of an interim nature, as Sasol Oil is not yet in a position to fully comply with the applicable regulatory information request from NERSA. Sasol Oil has agreed a process with NERSA to implement the NERSA prescribed Reporting Regulatory Manual that will enable NERSA to fully execute its regulatory mandate in this regard.

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

Safety, health and environment

Regions in which Sasol operates and their applicable legislation

South Africa

        The major part of our operations is located in South Africa. We operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and wastes. These operations are subject to numerous laws and regulations relating to safety, health and the protection of the environment.

Environmental regulation

        The Constitution of the Republic of South Africa (the Constitution) provides the framework for the environmental legislation in South Africa. Section 24 of the Constitution enshrines the right of all citizens to an environment that is not harmful to their health and well-being and provides individuals with a right to the protection of the environment. The Constitution further provides that these rights can be enforced through reasonable legislative and other measures to prevent pollution and degradation, to promote conservation and to secure ecologically sustainable development.

        Below is an analysis of some of these laws, which are material to our operations.

        National Environmental Management Act.    The Act regulates environmental authorisation requirements to manage the environmental impact associated with certain identified activities, as well as, compliance enforcement. These governance and enforcement measures also extend to specific environmental management acts, such as the Waste Act, the Water Act and the Air Quality Act. The Act principally imposes a duty of care on persons who have or may pollute or degrade the environment and other responsible parties to take reasonable measures to prevent and remediate environmental damage, protects workers' rights and provides for control over emergency incidents. Non-compliances with provisions on, amongst other things, the duty of care and reporting of significant incidents, are regarded as offences under the Act.

        Mineral and Petroleum Resources Development Act.    Environmental governance with respect to mining, prospecting, production and exploration is now primarily regulated under the National Environmental Management Act, which makes provision for the effective management of impacts associated with mining activities. Environmental authorisations as well as an environmental management programme or plan (EMP) must be compiled and approved by the Department of Mineral Resources, and regularly reviewed. The EMP is required to cover potential environmental as well as socio-economic impacts. Financial provision for the rehabilitation or management of negative environmental impacts is required.

Water protection

        The National Water Act (the Act) provides for the equitable allocation of water for beneficial use, sustainable water resource management and the protection of the quality of water resources. The Act establishes water management procedures and protects water resources through the licensing of various uses of water. It also includes provisions for pollution prevention, remediation requirements and emergency incident management. The Department of Water Affairs and Sanitation is implementing a pricing strategy (in future to include a Waste Discharge Charge System) aimed at allocating the appropriate price for the use of water, which may have a significant impact on operational costs. Sasol is supporting the Department of Water Affairs and Sanitation in developing an implementation plan for the National Water Resource Strategy 2.

        A significant part of our operations, including mining, chemical processing and others, require use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations.

Air quality protection

        The National Environmental Management: Air Quality Act.    Through ambient and minimum point source emission standards and an associated atmospheric emission licensing system, the Department of Environmental Affairs (the DEA) imposes stricter standards on air quality management in South Africa. The minimum point source emission standards imposed different standards for new and existing facilities. New facilities must comply with the standards immediately. Existing facilities had five years from 1 April 2010 within which to comply with standards imposed thereon and must comply with the standards imposed for new facilities within 10 years. Compliance with the minimum point source emission standards will result in significant capital and operational costs.

        Sasol recently submitted extensive comments on the draft offset policy published by the Department of Environmental Affairs.

        The DEA has declared the Vaal Triangle (where the Sasolburg plant is situated) and the Highveld area (where our Secunda operations are situated) as Priority Areas. The Vaal Triangle and Highveld Priority Area Air Quality Improvement Plans are being implemented. Compliance with the provisions of these plans will have significant cost implications.

        Climate change management:    Some of our processes in South Africa, especially coal gasification, result in relatively high carbon dioxide emissions. South Africa is considered a developing country in terms of the United Nations Framework Convention on Climate Change and, accordingly, is largely exempt from the emissions reductions required. In 2009, the South African government committed to an emission reduction pledge under the voluntary Copenhagen accord which has since been incorporated into the National Climate Change Response White Paper published in November 2011. In May 2013, a second carbon tax discussion document was published for comments and early in 2014 it was indicated that the carbon tax would be integrated with the carbon budget as contemplated in the National Climate Change Response White Paper. Currently the Department of Environmental Affairs

is in the process of allocating carbon budgets to specific companies and defining sectoral and sub-sectoral aspirational goals termed desired emission reduction outcomes. In February 2015, National Treasury in South Africa indicated in its budget review that a Carbon Tax Bill would be published for public comment mid-year with potential implementation of the carbon tax from 1 January 2016. We continue to engage with the South African government on the carbon tax issue. A tax review committee has been formulated to review the design and implementation of the carbon tax.

Waste

        The National Environmental Management: Waste Act.    The act contains comprehensive legislative requirements on all aspects of waste management and regulates contaminated land management. The act imposes various duties on holders of waste including prohibitions on waste disposal. These duties are potentially far reaching as waste is broadly defined. The act also requires licences to be obtained for the commencement, undertaking or conducting of waste management activities. Further, the act regulates waste information systems and provides for specific regulation of priority wastes. New landfill prohibition standards were introduced in 2013, which will be phased in over the next 15 years.

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

Health and safety

        Occupational Health and Safety Act.    This act covers a number of areas of employment activity and use of machinery in South Africa, excluding mining activities. This act and specific regulations thereunder impose various obligations on employers and others to reasonably and practicably maintain a safe and healthy workplace and minimise the exposure of employees and the public to workplace hazards, and establishes penalties and a system of administrative fines and other measures for non-compliance.

        Mine Health and Safety Act.    The purpose of this act is to protect the health and safety of persons at mines by requiring that employers and others ensure that their operating and non-operating mines provide a safe and healthy working environment, determining penalties and a system of administrative fines and other enforcement measures for non-compliance. It specifically authorises the Minister of Mineral Resources to restrict or stop work and requires an employer to take steps to minimise health and safety risks at any mine.

        Compensation for Occupational Injuries and Diseases Act.    The purpose of this act is to provide for compensation for disablement caused by occupational injuries or diseases sustained or contracted by employees in the course of their employment, or for death resulting from such injuries or diseases. This act is administered by the Department of Labour which manages a compensation fund to which employers contribute, directly or indirectly.

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

Germany and Italy

        In Germany and Italy, we operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and waste. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment. The objectives and requirements of these legal frameworks are largely consistent with that of the South African Framework, although more established and entrenched in some respects.

Hazardous substances

        Regulation of hazardous substances.    Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Acts, and related ordinances on the Prohibition of Certain Chemicals and Hazardous Incidents. All hazardous substances, as per the scope identified in the European Union (EU) REACH Regulation, are subject, to a registration and notification obligation before they can be brought onto the market. Hazardous substances and mixtures must be classified, labelled and packed in accordance with the EU Classification, Labelling and Packaging Regulation. Further regulations prohibiting and limiting manufacture, marketing and use also apply.

United States

        In the United States, we operate a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

Environmental compliance

        Sasol's US operations and growth projects are subject to numerous federal, state, and local laws and regulations that regulate the discharge of materials into the environment or that otherwise relate to the protection of human health and the environment. As with the chemical industry, generally, compliance with existing and anticipated environmental, health, safety, and process safety laws and regulations increases the overall cost of business. These laws and regulations are expected to continue to require our operations and projects to make significant expenditures of both a capital and expense nature.

Canada

Oil and natural gas production

        The British Columbia Petroleum and Natural Gas Act (PNGA) and Oil and Gas Activities Act (OGAA) are the primary sources of regulatory controls over our interests in oil and gas producing areas in Canada. These statutes include a wide array of tenure, operational and public review requirements. A common theme of the requirements is that producers must hold applicable licences, leases, permits and other approvals. In 2014, British Columbia introduced mandatory public disclosure of hydraulic fracturing fluid ingredients.

Water protection

        Substantial volumes of water are needed for oil and gas production in British Columbia. Extraction of water from ground and surface sources are regulated by the OGAA, PNGA and the British Columbia Water Act, the last of which will be replaced by the Water Sustainability Act which is expected to come into effect in 2016. Water extraction wells are subject to requirements governing well tenure and location, construction and aquifer management. The piping of water to exploration or production sites is governed by special approval requirements (covering fisheries, pipeline construction, tenure and surface rights issues).

Emissions

        British Columbia's Environmental Management Act (EMA) prohibits emissions, discharges and the like into the environment without prescribed permits. Several permits apply to activities at the British Columbia subject properties (the Montney assets), covering releases to air and water.

Contaminated sites

        Soil and groundwater contamination in the British Columbia oil and gas industry is regulated primarily by the contaminated sites regime in the EMA and its supporting Contaminated Sites Regulation.

Environmental assessment

        Further development of the Montney Asset might trigger one or both of provincial and federal environmental assessment requirements. Environmental assessments commonly require substantive public review and Aboriginal (or First Nations and Metis group) consultation. To date, none of the activities undertaken in relation to the British Columbia operations has triggered an environmental assessment.

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

Mozambique

        Petroleum Rights    Petroleum operations are regulated by the Petroleum Law (Law 21/2014). A second draft of the Regulations under the new law was distributed during July 2015 and the new Regulations are expected to be passed before December 2015. The Minister of Mineral Resources and Energy is responsible for petroleum operations. The National Petroleum Institute administers and regulates petroleum operations on behalf of the Mozambique Government.

        Under the Petroleum Law the national oil company, Empresa Nacional de Hidrocarbonetos (ENP), is appointed as the State's representative in all matters relating to petroleum activities and is entitled to participate in all petroleum operations. At least 25% of oil and gas produced in Mozambique, under new licences, should be allocated to the domestic market.

        Mineral Rights    The Mining Law (Law 20/2014) regulates mining activities and the utilisation of mineral resources in Mozambique. All mineral resources belong to the State. The Ministry of Mineral resources is responsible for mining activities and the National Directorate of Mines administers and regulates mining activities.

        Environmental, health and safety regulations.    The Ministry for the Coordination of Environmental Affairs is responsible for environmental affairs in Mozambique. A National Environmental Management Programme is the policy document outlining the priorities for environmental management and sustainable development in Mozambique. This programme contains a National Environmental Policy, a proposal for Framework Environmental Legislation and an Environmental Strategy.

        The Environmental Law (Law 20/1997) provides a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Petroleum Industry in Mozambique is regulated by both Environmental Impact Assessment Regulations (Decree 45/2004 and its update Decree 42/2008) and the Environmental Regulations for Petroleum Operations (Decree 56/2010).

        An Environmental Impact Assessment (EIA) is a legal requirement under the Framework Environmental Law for any activity which may have direct or indirect impacts on the environment. Article 2 of Decree no. 45/2004 states that EIA's are required for oil, gas and mineral resource-related activities or developments. The Environmental Regulations for Petroleum Operations (Decree 56/2010) govern EIA for petroleum operations.

Environmental Regulations for Petroleum Operations (Decree 56/2010)

        Regulations on Environmental Quality and Emission Standards (Decree 18/2004), with additions and amendments in supplement (Decree 67/2010) contains the EIA requirements for petroleum operations and the associated prevention, control, mitigation and rehabilitation procedures to be followed.

        The Regulations aim to establish the standards for environmental quality and for effluents release in order to assure the effective control and maintenance of the admissible standards of concentration of polluting substances on the environmental components.

        The Regulations on Solid Waste Management establish the rules on the production, emission or disposal in the soil and subsoil, in water or the air, of any toxic or polluting substance, as well as the execution of activities that accelerate deterioration of the environment, in order to avoid or minimize their negative impact on health and the environment.

        The Regulations on Water Quality for Human Consumption (Ministerial Diploma 180/2004) established the quality parameters and control procedures for water intended for human consumption. The purpose of these regulations is to protect consumers from the harmful effects of contamination in the water supply system.

        The Petroleum Act (Law 21/2014) requires holders of exploration and production rights to conduct petroleum operations in compliance with environmental and other applicable legislation. The law makes provision for compensation to be paid under general legislation by the holder of a right to conduct petroleum operations to persons whose assets are damaged. The law establishes strict liability for the holder of the right who causes environmental damage or pollution.

Qatar

        In Qatar, we participate in a joint venture involving a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

        The Oil and Gas industry, including LNG, is overall regulated by the Natural Resources Law, 3 of 2007, with regards to the Exploitation of Natural resources.

        Environmental regulation.    All public or private development plans, including industrial, agricultural and infrastructure projects are required to follow the Environmental Protection Law and obtain an environmental authorisation permit from the Ministry of Environment (MOE). The MOE is also responsible for environmental protection and conservation in the State of Qatar.

        The Environmental Protection Law, Decree-Law No. (30) of 2002 is aimed at protection of the environment, prevention of pollution (short-and-long-term) and sustainable development by providing for development of natural resources for the benefit of the present and future generations, the protection of society, human health and other living creatures, and protection of the environment from the damaging effect of activities outside of the State of Qatar.

        The Executive By-Law for the Environmental Protection Law, issued via the Decree Law No. 30 for the Year 2002 (the By-Law) stipulates specific standards and regulations to meet the objectives of The Environmental Protection Law. This includes regulations on determining the environmental impact of projects (requirements to conduct an EIA), emergency response plans for environmental disasters, hazardous wastes and materials, air pollution, water pollution, protection of marine environment. It also includes annexure regulations on:

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

        The State of Qatar implemented a Clean Development Mechanism (CDM), an initiative to reduce the emission of greenhouse gases. Gas flaring mitigation and the reduction of carbon emissions were among the two key areas focused on by the State of Qatar as part of its commitment towards CDM.

        Occupational Health and Safety Administration (OSHA).    There is no regulatory authority for safety or health in Qatar and therefore ORYX GTL used the internationally recognised OSHA standards as guidelines where applicable.

Gabon

        On 15 September 2014, the Gabon government enacted a new Hydrocarbon Law (law No. 011/2014) (the 'New Code"). The new law repeals the former petroleum law governing hydrocarbons exploration and exploitation activities in Gabon, and aims to establish a new regime governing hydrocarbons exploration, exploitation and transportation activities.

        All existing Production Sharing Contracts (PSCs) remain in force until their expiry and shall remain governed by the old hydrocarbons law. However, the ambiguous wording of some provisions under the New Code could be broad enough to apply to existing PSCs. Until the implementation regulations are published providing clarification in this regard it can however be assumed that the changes brought in by the New Code do not apply to existing PSCs.

        Notwithstanding the foregoing, companies holding existing PSCs will be required to comply with a number of additional obligations:

        Abide by the natural gas flaring prohibition within one year after the law enters into force;

        The flaring of natural gas is prohibited and international oil companies performing hydrocarbons exploration and exploitation activities in Gabon must conform to this prohibition within one year of the New Code entering into force;

        Natural gas marketing is an activity carried out solely by the Government;

        Provide for diversified investment (PID) and hydrocarbons investment (PIH) tax contributions within two years after the law enters into force;

        Mention is made of specific local content and corporate social responsibility but it is expected that the implementation regulations are likely to provide more precise obligations; and

        Companies performing hydrocarbons exploration and exploitation activities currently in Gabon must provide for and transfer site rehabilitation/decommissioning contributions to a Banque des États de l'Afrique Centrale, Bank of Central African Countries (BEAC) bank account or a BEAC monitored bank account in Gabon within one year of the new code entering into force.

        The new law does not grant the State rights to re-negotiate the terms of existing PSCs to reflect the new code upon events such as renewal. Nevertheless, the Direction Générale des Hydrocarbures (DGH) has confirmed that it was willing to approve a five year renewal of the Avouma Exclusive Exploitation Authorisation (EEA), subject to the Etame Production Sharing Contract (PSC) being amended to reflect the inclusion of the PID and PIH. Payments made under both the PID and PIH will finance the diversification of the local economy and further the development of the oil and gas industry respectively.

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

        Sasol South Africa (Pty) Ltd, a wholly-owned subsidiary in the Sasol group and a company incorporated in the Republic of South Africa, primarily holds our operations located in South Africa. A number of other subsidiaries, including Sasol Oil (Pty) Ltd, Sasol Mining Holdings (Pty) Ltd, Sasol Gas Holdings (Pty) Ltd, Sasol Middle East and India (Pty) Ltd and Sasol Africa (Pty) Ltd, are incorporated in the Republic of South Africa and hold our interests in our group's operations in South Africa and our investments in Africa and the Middle East. Sasol Financing (Pty) Ltd, responsible for the management of cash resources and investments, and Sasol Technology (Pty) Ltd, responsible for engineering services, research, development and technology transfer, are also wholly owned and incorporated in the Republic of South Africa.

        Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, primarily holds our interests in companies incorporated outside South Africa, including Sasol European Holdings Limited (United Kingdom), Sasol Wax International AG (Germany), Sasol (USA) Corporation (United States), Sasol Holdings (Asia Pacific) (Pty) Ltd (South Africa), Sasol Chemical Holdings International (Pty) Ltd (South Africa), Sasol Canada Holdings Limited (Canada) and their subsidiaries.

        See Exhibit 8.1 for a comprehensive list of our significant subsidiaries and significantly jointly controlled entities.

4.D    Property, plants and equipment

Plants and facilities

        We operate coal mines and a number of plants and facilities for the storage, manufacturing, processing and transportation of oil, chemicals and gas-related raw materials, products and wastes. For details on the use, capacity and products of these facilities for each business, including joint arrangements, refer to "Item 4.B—Business Overview".

Coal mining facilities

        Our main coal mining facilities are located at the Secunda Mining Complex, which consists of underground mines (Bosjesspruit, Brandspruit, Middelbult, Syferfontein, Thubelisha and Twistdraai) and Sigma: Mooikraal near Sasolburg.

        Pages M-1 to M-5 include maps showing the location of our coal properties and major manufacturing plants in South Africa.

Our Secunda facilities

        Our main manufacturing facilities are located at Secunda, the base for our Secunda Synfuels Operations, Secunda Chemicals Operations and a range of our chemical industries operations. The size of this property is approximately 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2.

Our Sasolburg facilities

        Our facilities at Sasolburg are the base for a number of our chemical industries operations. The size of these properties is approximately 51,4 km2.

        The size of the Natref refinery, also based in Sasolburg, is approximately 2,0 km2.

Our Mozambique facilities

        In Mozambique, our natural gas and condensate is produced from the Pande-Temane PPA asset operated by Sasol Petroleum Temane Limitada (SPT), a subsidiary within E&PI. Production from the Temane field is routed from three production wells via in-field flowlines and pipelines to the central processing facility (CPF) on a site of approximately 400 000 m2 which is located some 700 km north of Maputo, the capital of Mozambique. Production from the Pande field is routed from 12 production wells via in-field flowlines, in-field pipelines, a trunkline and a slug catcher to the CPF.

        The current design capacity of the CPF is 456 mmscf/day of gas, together with small amounts of associated condensate. We are currently de-bottlenecking this facility to increase its capacity to 491 mmscf/day. The capacity of the plant will be further increased to 633 mmscf/day, as part of the plan to develop the PSA, which was submitted to the Mozambique authorities in February 2015. We are awaiting approval from the Mozambican government. Also as part of the PSA development project, a liquids processing facility (LPF) will be constructed adjacent to the CPF with a capacity of 15 000 bpd of oil and 20 000 tons per annum of LPG. The total cost of the expansion of the CPF is estimated to be R1,9 billion. The LPF is estimated to cost R5 billion, of which R17 million has been spent.

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

        Cypress A gas is currently processed and sold through third party production facilities. Activities are underway to connect the Cypress A wells to the Farrell Creek facilities by means of an inter-field pipeline. The pipeline is expected to become operational in 2016.

Our Gabon facilities

        In Gabon, oil is produced from the Etame Marin Permit asset which is operated by VAALCO Gabon (Etame) Inc. The facilities are located some 35 km offshore southern Gabon and consist of fixed minimum facility wellhead platforms, subsea flowlines and a floating production, storage and off-loading vessel (FPSO).

        Production from the Etame, Avouma and Ebouri field occurs through a combination of subsea and platform wells which are tied back by pipelines and then routed to the FPSO contracted from and operated by Tinworth Limited. The processed oil is stored in tanks on the FPSO and is exported by shipping tanker according to a nominations and lifting schedule.

Our facilities in Germany

        Performance Chemicals operations are based at two locations in Germany, namely Brunsbüttel (site size approximately 2,0 million m2; plant size 500 000 m2) and Marl (site size approximately 160 000 m2; plant size 75 000 m2).

        Wax facilities are based in Hamburg (site size approximately 160 000 m2; plant size 100 000 m2).

Our facilities in Italy

        The operations of Performance Chemicals are based at three locations in Italy. The primary facilities are at Augusta (site size approximately 1,36 million m2; plant size 510 000 m2) and Terranova (site size approximately 330 000 m2; plant size 160 000 m2).

Our facilities in the United States

        Various Performance Chemicals operations are based at a number of locations in the US. The most significant of these facilities is located at Lake Charles, Louisiana (site size approximately 3 million m2; plant size 540 000 m2).

        Performance Chemicals also has phenolics operations based at Oil City, Pennsylvania and Houston and Winnie, Texas.

        A wax production facility is located in Richmond, California.

Our interests in facilities in Qatar

        ORYX GTL is a gas-to-liquids plant, located at Ras Laffan Industrial City, situated along the northeast coast of Qatar (site size approximately 8 km2).

Our catalyst manufacturing facilities in Sasolburg and The Netherlands

        Sasol Cobalt Catalyst Manufacturing (Pty) Ltd has the following catalyst manufacturing interests:

  •
  A wholly owned 680 tpa cobalt catalyst manufacturing unit, situated in Sasol's Sasolburg site, 80 km south of Johannesburg, South Africa; and

  •
  A manufacturing agreement with BASF in De Meern, The Netherlands, which currently has two 680 tpa cobalt catalyst manufacturing units fully operational, dedicated exclusively to Sasol.

        These units are sufficient to supply cobalt catalyst to current committed ventures and as future GTL ventures are realised. Sasol plans to expand its cobalt catalyst capacity to ensure supply.

        For more information regarding capital expenditure in respect of these properties and the related facilities and operations, refer to "Item 5.F—Liquidity and capital resources" for a description of our material plans to construct, expand and enhance our facilities.

Processing operations

        Coal export business—Secunda operations.    We started the coal export business in August 1996. To date, we have exported a total of 57,69 Mt of beneficiated coal, and sold 2,3 Mt of beneficiated coal locally This was beneficiated from 147,49 Mt of run of mine coal (ROM) at the Twistdraai Export Plant between 1996 and 2015. Run of mine coal is sourced from the existing East shaft of Twistdraai Colliery (142,47 Mt) (formerly East, West and Central shafts) and the Thubelisha Shaft (5,02 Mt).

        The export beneficiation plant has a design throughput capacity of 10,5 Mt per annum. In 2015, we processed 7,5 Mt. The plant consists of a primary and secondary beneficiation stage. The primary stage is made up of three modules, each module divided into two identical feed streams. Coal is fed at a rate of 500 ton per hour, per module to a total of 18 primary cyclones. The secondary stage consists of two modules, each equipped with a 1 000 mm diameter dense medium cyclone.

        The run of mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai shafts. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

        The capacity at the RBCT was increased from 76 Mt to 91 Mt per year, following the commissioning of the Phase V expansion in May 2010. Mining has a 4,23% share in the capacity of this terminal, which corresponds to the existing entitlement of 3,6 Mt per year. For the foreseeable future, we anticipate exports of approximately 3,25 Mt per year.

        Sasol Coal Supply—Secunda operations.    Sasol Coal Supply operates the coal handling facility between Mining and Secunda Synfuels Operations by stacking and blending coal on six live stockpiles. The overland conveyors from the mining operations to the coal handling facility are, in total, 35 km long and also form part of the Sasol Coal Supply operation.

        The operation has a live stockpile capacity of 660 000 tons, which is turned over around 1,2 times per week. In addition, there is a strategic stockpile capacity of more than 2,0 Mt. The objectives of this facility are:

  •
  to homogenise the coal quality supplied to Secunda Synfuels operations;

  •
  to keep mine bunkers empty;

  •
  to keep the Secunda Synfuels Operations bunkers full with a product that conforms to customer requirements;

  •
  to maintain a buffer stockpile to ensure even supply; and

  •
  to prevent fine coal generation.

        The daily coal supply to Secunda Synfuels Operations is approximately 112 000 tons.

Coal exploration techniques

        Mining's geology department employs several exploration techniques in assessing the geological risks associated with the exploitation of the coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams, targeted for production purposes. The Highveld Basin is considered to be structurally complex when compared to the other coalfields in South Africa where mining activities take place. As a result, Mining bases its geological modelling on sufficient and varied geological information. This approach is utilised in order to achieve a high level of confidence and support to the production environment.

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

        Directional drilling.    Directional drilling from surface to in-seam has been successfully applied for several years. A circular area with a radius of approximately 1,4 km of coal deposit can be covered by this method, from one drill site. The main objective of this approach is to locate dolerite dykes and transgressive dolerite sills, as well as faults with displacements larger than the coal seam thickness.

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

        Geophysical wireline surveys of directional boreholes.    Geophysical surveys are routinely conducted in the completed directional drilled boreholes. This results in the availability of detailed information leading to increased confidence of the surface directional drilling results. This technique has also been applied with excellent results in underground directional drilling.

Secunda operations

        The coal supplied to Secunda Synfuels Operations is the raw coal mined from the four mines supplying Secunda Synfuels operations exclusively and the secondary product from the export mine's beneficiation plant.

        We have carried out extensive geological exploration in the coal resource areas, and undertake additional exploration to update and refine the geological models. This allows for accurate forecasting of geological conditions and coal qualities, and so effective planning and utilisation of coal reserves.

Computation and storage of geological information

        We store geological information in the Acquire database. We conduct regular data validation and quality checking through several in-house methods. Data modelling is conducted by manual interpretation and computer-derived geological models, using the Minex 6 edition of the GEOVIA/ MINEX software. Reserves and composite qualities are computed using established and recognised geo-statistical techniques.

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 89,66% (2014—89,97%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

        The Number 4 Lower Coal Seam is a bituminous hard coal, characterised by the following borehole statistics:

  •
  The depth to the base of the seam ranges from 40m to 241m with an average depth of 135m below the surface topography. All the current mining done on this seam is underground;

  •
  The floor of the seam dips gently from north to south at approximately 0,5 degrees;

  •
  The thickness of the seam varies in a range up to 10m with a weighted average thickness of 3,3m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs;

  •
  The inherent ash content (air dried basis) is an average 28,6%, which is in line with the coal qualities supplied during the past 30 years to Secunda Synfuels operations;

  •
  The volatile matter content is tightly clustered around a mean of 19,5% (air dried); and

  •
  The total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 0,92% of the total mass of the coal.

        The other potential coal seam is:

  •
  The Number 2 Coal Seam at Middelbult mine and the Impumelelo colliery have been included in our reserve base.

Mining parameters and assumptions used during reserve estimation

  •
  Minimum mining height (meters):  the minimum mining height used is 1,8m.

  •
  Maximum mining height (meters):  the maximum mining height used is 4,8m for the Twistdraai colliery Thubelisha shaft.

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

  •
  Geological loss factor:  the geological loss factors vary in the respective blocks from 5,0% (Twistdraai and Brandspruit) to 27,0% (Block 2 South) and averages 11,01% in the operational mines. The geological loss factor is a discount factor applied to the gross in situ tonnage to take into account as yet unobserved geological features, which may occur. The geological loss factor is therefore a function of the borehole density and known geological complexity of the area, as well as the judgement of the competent person involved.

  •
  Mine layout losses:  the mine layout loss factors, expressed as a percentage of the in situ coal reserves used varies between 12,6% for Twistdraai colliery and Middelbult Number 2 Coal Seam and 38,9% for Bosjesspruit. The mine layout loss factor is a discount factor required to account for the expected loss of coal reserves, due to actual mining activities, not reaching the defined boundary of the mineable in situ coal reserve block. The mine layout loss factors applied are therefore a function of the complexity of the depicted actual and anticipated geological structures and the actual historical loss factors experienced.

  •
  Mine method losses:  this is the coal left behind in the roof due to not mining the full seam. The reason for this being safety, leaving a protective layer of coal in the roof of the coal seam. Losses reported are 18,3% (2014—23,9%) for Syferfontein, and 11,2% (2014—11,2%) for Sigma Mooikraal.

  •
  Mining losses:  mining loss factor, expressed as a percentage of the mineable in situ coal reserve, vary between 32,3% for Twistdraai colliery Thubelisha shaft and 63,7% for the Number 2 Seam at Impumelelo. The mining loss factor is the discount factor required to account for the expected loss of coal reserves, due to actual mining activities, which requires support pillars to be left in situ. The mining loss factors applied are therefore a function of the mining method used and planned to be used, as well as the actual historical loss factors experienced.

  •
  Contamination factor:  the contamination factor, expressed as a percentage of the extractable coal reserve, varies between 0,6% (2014—0,5%) for Syferfontein and 3,9% for Impumelelo and the average is 3,1%. The contamination factor refers to the extraneous coal and non-coal material which is unintentionally added to the practical mining horizon, as a result of the mining operations. The contamination factors applied are therefore a function of expected geological conditions in the immediate roof and floor of the mining horizon, as well as the actual and historical contamination factors experienced. Contamination factors are also influenced by the equipment selection relative to the planned mining height.

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

Reserve estimation (remaining reserves at 31 March 2015)

        We have approximately 3,7 billion tons (Bt) (2014—3,7 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,2 Bt (2014—1,3 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 below. Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda Synfuels Operations and the majority of the Twistdraai Thubelisha shaft reserves which will be exported. The reserve disclosure in this section includes Mining's total coal resources and reserves available for mining operations. These reserves have not been adjusted for the synthetic oil reserves reported in the supplemental oil and gas information. The different reserve areas are depicted on maps on pages M-4 and M-5, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2015, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield(4) (%)	Proved/ probable
Middelbult mine, number 4 seam	671	96	134	43	224	100	Proved
Middelbult mine, number 2 seam	61	13	8	39	19	100	Probable
Bosjesspruit mine	289	26	105	53	91	100	Proved
Bosjesspruit mine					30	100	Probable
Twistdraai mine	9	1	4	56	7	P46,S20	Proved
Syferfontein mine	284	22	56	42	99	100	Proved
Brandspruit mine	75	4	46	46	13	100	Proved
Twistdraai Thubelisha shaft	585	104	123	68	233	P34,S39	Proved
Impumelelo, Block 2, number 4 seam	705	49	147	47	234	100	Proved
Impumelelo, Block 2, number 2 seam	384	27	118	36	63	100	Probable
Block 2 South, number 4 seam	363	98	48	54	122	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	58	52	100	Probable

Total Secunda area	3 700				1 232

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

(4)
The P% of P46 and P34 refers to the export product yield from the recoverable coal reserve and the S% of S20 and S39 refers to secondary product yield, which will be supplied to the Sasol Synfuels operations. The balance of this is discard material.

(5)
Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

Table 2.

        Coal qualities, on an air dry basis, in respective coal reserve areas, where Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis)
Middelbult mine	Wet	4,2	n/a	Assigned	Steam	21,3	0,9
Bosjesspruit mine	Wet	4,0	n/a	Assigned	Steam	19,7	0,9
Twistdraai mine	Wet	3,8	n/a	Assigned	Steam	20,8	1,1
Syferfontein mine	Wet	5,6	n/a	Assigned	Steam	21,4	0,8
Brandspruit mine	Wet	3,9	n/a	Assigned	Steam	17,8	1,3
Twistdraai, Thubelisha shaft	Wet	4,3	n/a	Assigned	Steam	21,4	1,1
Impumelelo, Block 2, number 4 seam.	Wet	4,1	n/a	Assigned	Steam	18,1	1,2
Impumelelo, Block 2, number 2 seam	Wet	3,7	n/a	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 3.

        Coal qualities, on an as received basis, in respective coal reserve areas, where Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/ dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (as received) basis MJ/kg	Sulphur (as received basis)
Middelbult mine	Wet	4,2	4,5	Assigned	Steam	20,3	0,9
Bosjesspruit mine	Wet	4,0	4,0	Assigned	Steam	18,9	0,9
Twistdraai mine	Wet	3,8	3,6	Assigned	Steam	20,0	1,1
Syferfontein mine	Wet	5,7	4,0	Assigned	Steam	20,5	0,8
Brandspruit mine	Wet	3,9	3,7	Assigned	Steam	17,1	1,3
Twistdraai mine, Thubelisha shaft	Wet	4,3	4,3	Assigned	Steam	20,4	1,0
Impumelelo, Block 2, number 4 seam	Wet	4,1	3,7	Assigned	Steam	18,0	1,1
Impumelelo, Block 2, number 2 seam	Wet	3,7	3,7	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,0	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,2	0,7
Block 3 South	Wet	3,4	3,6	Unassigned	Steam	21,8	0,7

Criteria for proved and probable

        Over and above the definitions for coal reserves, probable coal reserves and proved coal reserves, set forth in Industry Guide 7, promulgated by the US Securities and Exchange Commission, which are included in our glossary. We consider the following criteria to be pertinent to the classification of the reserves.

        Probable reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration, where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Probable reserves can be estimated with a lower level of confidence than proved coal reserves. Currently this classification results in variable drill spacing depending on the complexity of the area being considered and is generally less than 500m, although in some areas it may extend to 880m. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash and volatile content.

        Proved reserves are those reserves for which the drill hole spacing is generally less than 350m, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.

Legal rights on coalfields

        Since the enactment of the Mineral and Petroleum Resources Development Act, 28 of 2002 (MPRDA) in May 2004, our subsidiary Sasol Mining (Pty) Ltd, has been successful in converting its prospecting permits and mining authorisations to new order prospecting and mining rights in terms of provisions of the MPRDA. In respect of the Secunda Complex, the new order mining rights, known as converted mining rights, became effective on 29 March 2011. The Secunda Complex mining rights, in extent of approximately 168 439ha, have been granted for a period of ten years and comprise the total reserve area shown in table 1 and on page M-5. Please also refer to "Item 4.B Business Overview—Regulation of mining activities in South Africa". We submitted an application to extend the validity of the Secunda Complex mining rights to 30 years—the maximum allowable period under the MPRDA—to the regulator. We were granted approval in February 2014. The amendment to the Secunda Complex mining right has still to be notarially executed. In respect of the Mooikraal Operation in the Free State, the relevant old order mining right was also converted and signed on 29 March 2010 and a mining right in respect of small reserve blocks situated within or adjacent to the Sigma: Mooikraal operation was signed on 30 March 2010. The mining rights, approximately 6 647 ha, have been granted for a period of 30 years. We submitted an application to consolidate the two mining rights held over the Sigma: Mooikraal operation and we are awaiting approval from the regulator. The validity period of our mining rights may, on application, be renewed for further periods not exceeding 30 years each.

Synthetic oil

        Refer to "Item 4. D Property, plants and equipment—Mining properties and operations" for details regarding our mining properties, coal exploration techniques and the mining parameters and assumptions used during the estimation of synthetic oil reserves.

Natural Oil and Gas

Development and Production Assets

        We currently hold equity in three assets with proved reserves in Mozambique, Gabon and Canada. We also have equity in non-producing assets and exploration licences in Mozambique, Nigeria, Australia and South Africa.

Mozambique

        In Mozambique, we have interests in two onshore assets, one is a producing asset with proved reserves and the other is being considered for development.

        The onshore producing asset is the Pande-Temane Petroleum Production Agreement (PPA) licence (302,2 thousand developed net acres). Our subsidiary Sasol Petroleum Temane Limitada, the operator, holds a 70% working interest in the asset under the terms and conditions of the Pande-Temane PPA. The PPA expires in 2034, and carries two possible five year extensions. There is no requirement to relinquish any acreage until the expiry of the PPA.

        The onshore asset that is being considered for development is the Pande-Temane Production Sharing Agreement (PSA) licence. Our subsidiary Sasol Petroleum Mozambique Limitada, the operator, holds a 100% interest in the asset with Empresa National de Hydrocarbonetos de Moçambique (ENH), the national oil company of Mozambique, being entitled under the terms of the Pande-Temane Production Sharing Agreement to a calculated share in any production. Two development and production areas for certain reservoirs have been approved by the government (283,2 thousand undeveloped net acres) and a five-year commercial assessment period was approved for the remaining reservoirs (159,6 thousand undeveloped net acres). A field development plan in respect of the Development and Production Areas (DPA) was submitted in February 2015 and is presently under consideration by the authorities. An appraisal programme to further delineate the remaining reservoirs is currently in the planning stage. Retention of the latter reservoirs is contingent on declaration of commerciality and government approval of an additional field development plan.

Exploration assets

        We also have interests in two exploration licences, one offshore and the other onshore. Both are operated by a Sasol subsidiary. The offshore exploration area comprises the shallow water parts of the Exploration and Production Concession Blocks 16 & 19. Our subsidiary Sasol Petroleum Mozambique Exploration Limitada, the operator, holds a 50% working interest which will increase to 85%, when the assignment of our partner's interest is concluded (622,7 thousand undeveloped net acres). ENH has a 15% interest that is carried until field development. Petroleum operations in the licence were suspended in 2008 and will remain so until the Strategic Environmental Assessment (SEA), which was commissioned by the Mozambique government, is made public. We have retained our interest in the licence with a view to defining a future work programme when the outcome of the SEA is known.

        The onshore exploration area is the Exploration and Production Concession (EPC) Area A. Our subsidiary Sasol Petroleum Mozambique Exploration Limitada, the operator, holds a 90% working interest in the licence (1 490,0 thousand undeveloped net acres). ENH has a 10% interest that is carried until field development. In April 2015 we executed a farm-down that will reduce our working interest to 50%, when the government approves the farm-down transaction. The Area A licence is in the second 2-year exploration period which includes one commitment well and was due to expire in May 2016. In June 2015 we obtained approval for a 1 year extension which will allow us to drill the commitment well in mid calendar year 2016 and evaluate the results before the end of the period.

        Our interest in the offshore Exploration and Production Concession Sofala (1 208,1 thousand undeveloped net acres) was relinquished in January 2015, without drilling, upon payment of the minimum expenditure commitment.

Canada

        In Canada, we have a 50% economic interest in the unconventional (shale/tight gas) Farrell Creek and Cypress A asset located in British Columbia. We acquired our interest in the asset from Talisman Energy Inc. in two transactions, with licence participation commencing on 1 January 2011. On

12 March 2014, a transaction between Talisman and Progress Energy closed, resulting in Progress Energy acquiring Talisman's interest and taking over as operator. At 30 June 2015, Farrell Creek comprised 30 licences and leases and Cypress A comprised 27 licences and leases. Acreage retention and the conversion of licences (which carry no production rights) to leases (with production rights) is enabled by drilling commitments, the provincial government's prescribed lease selection and validation process and license extension applications. The decision to retain acreage and convert licences to leases is dependent on the drilling results and ongoing study work. Drilling and retention activities have been and will be included in the applicable work programmes so that licences and leases for the Montney, due to expire before 30 December 2016, are retained (covering 16 licences and leases in Farrell Creek and Cypress A, jointly comprising 11 177 undeveloped net acres).

Gabon

        In Gabon, we hold a 27,75% working interest in the areas covered by Exclusive Exploitation Authorisations (EEA) under the terms of the Etame Marin Permit Exploration and Production Sharing Contract (PSC).

        The exploitation areas of the Etame Marin Permit (7 975 developed net acres) are covered by three 10-year EEAs, each with two 5-year renewal periods available on request and subject to government decree. The detailed final terms for the renewal of the Avouma EEA for the first 5-year renewal period to March 2020 are currently being concluded with the government. The Etame EEA is currently in the first 5-year renewal period and an application for the second 5-year renewal period will be submitted prior to expiry in July 2016. The Ebouri EEA is currently in the initial 10-year period and an application for the first 5-year renewal period will be submitted prior to expiry in June 2016.

        The current plan of development assumes the various renewals will be granted as required on a similar basis as in the past. In summary:

  •
  Etame EEA: 3 387 developed net acres, 2001-2016 + 5 year extension (to July 2021)

  •
  Avouma EEA: 3 566 developed net acres, 2005-2015 + two 5 year extensions (to March 2025)

  •
  Ebouri EEA: 1 022 developed net acres, 2006-2016 + two 5 year extensions (to June 2026)

        The sixth term of the exploration permit in the Etame Marin Permit expired in July 2014 (219,3 thousand undeveloped net acres). The PSC does not provide for a seventh term, however discussions are being held with the government about a possible further term under a new PSC.

Other Areas

        Australia—we have interests in one offshore exploration licence and three onshore exploration licences. Offshore in the Northwest Shelf of Australia our subsidiary Sasol Petroleum Australia Limited holds a 30% working interest in the Permit AC/P 52 (160,8 thousand undeveloped net acres). The licence is operated by Shell Development Australia (Pty) Ltd. As a result of uncertainty on the licence boundary, the commitment to drill one well before May 2015 is currently suspended and the licence has been extended for two years until May 2017.

        Onshore in the Beetaloo Basin of Australia's Northern Territory our subsidiary Sasol Petroleum Australia Limited holds a 35% working interest in the Exploration Permits EP76, EP98 and EP117 (1 612,7 thousand undeveloped net acres) which are operated by Origin Energy Resources Limited. Our farm-in to these licences was concluded in August 2014 and in return we pay 50% of the initial licence period work programme costs, carrying Falcon Oil & Gas Limited. The initial licence period expires in December 2016 and includes five commitment exploration wells. Plans are in place to drill the first three wells during 2016.

        Botswana—in December 2014 the relinquishment of the Prospecting Licences PL134/2010, PL135/2010 and PL136/2010 was accepted by the government of Botswana (367,9 thousand undeveloped net acres). We no longer have any interests in Botswana.

        Nigeria—in August 2014 Oil Prospecting Licence 214, in which we have a 5% working interest and which is operated by Esso, was converted to an Oil Mining Licence (OML 145) and 50% of the block relinquished.

        In September 2014 we notified our partners of our intention to withdraw from OML 140 (15,1 thousand undeveloped net acres) and OML 145 (16,9 thousand undeveloped net acres). The Deeds of Assignment for OML 140 were signed by all partners and received government approval on 5 May 2015. Partner and government approval for assignment of OML 145 was outstanding at 30 June 2015.

        Papua New Guinea—in August 2014 the government of Papua New Guinea approved the transfer of operatorship and the sale of our interests in the exploration licences PPL-426 and PPL-287 (1 627,7 thousand undeveloped net acres) to Talisman Energy Inc. We no longer have any interests in Papua New Guinea.

        South Africa—following the farm-down of our equity to Eni South Africa BV which was effected in December 2014, our subsidiary Sasol Petroleum International (Pty) Ltd holds a 60% working interest in the Exploration Right ER236 licence (12 169,7 thousand undeveloped net acres), which is operated by Eni, offshore in the Durban Basin of South Africa. The initial three year exploration period runs to November 2016 and carries a commitment to acquire 5 950km of 2D reconnaissance seismic data which was fulfilled early in 2015. In May 2014 an application for an Exploration Right over the 3A/4A area (2 644,0 thousand undeveloped net acres), which was previously covered by a Technical Co-operation Permit, was submitted to the government. Approval was received on 2 July 2015. Our subsidiary SPI and the Petroleum Oil & Gas Corporation of South Africa each hold a 50% working interest.

Productive Wells and Acreage

        The table below provides details of the productive oil and gas wells and the amount of developed and undeveloped acreage at 30 June 2015.

Number of productive wells and acreage concentrations at 30 June 2015	Mozambique(2)	Canada(2)	Gabon	Other(3)	Total
Productive(1) oil wells (number)
Gross	2,0	—	9,0	—	11,0
Net	2,0	—	2,5	—	4,5
Productive(1) gas wells (number)
Gross	25,0	150,0	—	—	175,0
Net	17,8	75,0	—	—	92,8
Developed acreage (thousand acres)
Gross	431,7	38,8	28,7	—	499,2
Net	302,2	19,4	8,0	—	329,6
Undeveloped acreage (thousand acres)
Gross	2 831,0	72,5	—	31 052,7	33 956,2
Net	2 555,5	36,2	—	16 604,1	19 195,8

(1)
A productive well is a producing well or a well that is mechanically capable of production.

(2)
Certain licences both in Mozambique and Canada overlap as they relate to specific stratigraphic horizons.

(3)
Other areas comprises Australia, Nigeria and South Africa.

Drilling and Other Exploratory and Development Activities

Exploratory and Development Wells

        The table below provides the number of net natural oil and gas exploratory wells and development wells completed in each of the last three years.

Number of wells(2) drilled for the year ended 30 June	Mozambique	Canada	Gabon	Other areas(1)	Total
2013
Exploratory well—productive	—	—	—	—	—
Exploratory well—dry	—	—	—	—	—
Development well—productive	—	14,5	0,3	—	14,8
Development well—dry	—	—	—	—	—
2014
Exploratory well—productive	—	—	—	—	—
Exploratory well—dry	—	—	—	—	—
Development well—productive	—	12,5	0,3	—	12,8
Development well—dry	—	—	—	—	—
2015
Exploratory well—productive	—	—	—	—	—
Exploratory well—dry	—	—	—	—	—
Development well—productive	—	7,5	0,8	—	8,3
Development well—dry	—	—	—	—	—

(1)
Other areas comprises Australia, Nigeria and South Africa.

(2)
A productive well is an exploratory or development well that is not a dry well. A dry well is an exploratory or development well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.

Other drilling activities

        The table below provides the number of net wells that are not exploratory wells or development wells, drilled in each of the last three years.

Number of wells(2) drilled for the year ended 30 June	Mozambique	Canada	Gabon	Other areas(1)	Total
2013
Stratigraphic test well—exploratory type	0,4	—	0,3	4,5	5,2
Stratigraphic test well—development type	—	0,5	—	—	0,5
Service well(3)	—	—	—	—	—
2014
Stratigraphic test well—exploratory type	—	2,0	0,3	—	2,3
Stratigraphic test well—development type	—	—	—	—	—
Service well(3)	—	—	—	—	—
2015
Stratigraphic test well—exploratory type	—	—	—	0,0	0,0
Stratigraphic test well—development type	—	—	—	—	—
Service well(3)	—	—	—	—	—

(1)
In 2015, other areas comprises Australia, Nigeria and South Africa. The wells drilled in other areas in 2013 relate to Botswana licences in which we no longer have any interests.

(2)
A stratigraphic test well is drilled to obtain information pertaining to a specific geological condition and is customarily drilled without the intent of being completed. Stratigraphic test wells are 'exploratory type' if not drilled in a known area or 'development type' if drilled in known area.

(3)
A service well is an injection well, water supply / disposal well or an observation well.

Wells in the process of being drilled

        The table below provides the gross number of natural oil and gas wells being drilled and the number of oil and gas wells suspended during the drilling process at 30 June 2015.

	Mozambique	Canada	Gabon	Other areas(2)	Total
	(number of wells(1))
Wells being drilled
Gross	—	2,0	1,0	—	3,0
Net	—	1,0	0,3	—	1,3
Temporarily Suspended wells
Gross	—	7,0	1,0	—	8,0
Net	—	3,5	0,3	—	3,8

(1)
The number of wells being drilled includes wells that have been drilled, but have not yet been mechanically completed.

(2)
Other areas comprises Australia, Nigeria and South Africa.

Exploratory and development activities

Natural Oil and Gas

        In the following narrative sections, unless stated otherwise, all quantitative references are to gross figures.

Mozambique

  2013

        In the Pande-Temane PPA licence, a development project commenced for the procurement and installation of low pressure compressors to meet delivery requirements of current gas sales agreements.

        In the Pande-Temane Production Sharing Agreement (PSA) licence, an appraisal report was submitted to the petroleum regulator in Mozambique, a notice of commercial discovery was issued and two development and production areas were declared and approved.

        The Mupeji-1 exploration well in the offshore M-10 concession was plugged and abandoned as a dry hole and the licence was relinquished. The Njika discovery and deepwater parts of the offshore Blocks 16 & 19 were relinquished but the shallow water area was retained. The 2D seismic data acquisition in onshore Area A continued throughout 2013. The second Exploration Period commitment was fulfilled for the Sofala licence and we entered the Third Exploration Period with a one well commitment.

  2014

        In the Pande-Temane PPA asset, two production wells were brought back on stream in October after being shut-in since 2012. In November and December 2013 produced condensate was re-injected because road transportation was disrupted by political and civil disturbances.

        In the Pande-Temane PSA asset, work on the development project progressed.

        In Area A, we entered the second Exploration Period, which carries a drilling commitment of one well by mid-2016, subsequently extended to mid 2017, together with a 20% relinquishment.

  2015

        In the Pande-Temane PPA asset, phase 1 of the low pressure compression project neared completion. At year-end minor activities remained to be completed and start of operation is expected early in 2016. A project to de-bottleneck the plant to increase capacity to 491 MMscf/day was initiated. An additional 2 PJ/a gas contract was agreed with ENH.

        On 25 February 2015, we submitted plans for the development of the Temane and Inhassoro development and production areas of the Pande-Temane PSA licence to the government for approval. In parallel the PPA licensees also submitted plans to expand the Central Processing Facility (CPF) in order to provide additional capacity to process PSA gas. Early works for the PSA project began in March 2015.

        Phase 1 of the development of the Nhamacunda housing village was completed on 22 June 2015. This project aims to provide affordable housing for our employees as part of our localisation strategy. Phase 1 includes 25 houses, potable water supply, electricity supply and natural gas reticulation, a maintenance building, a standby diesel generator and a wastewater treatment plant with effluent disinfection. The project is scheduled for completion in May 2016.

        As another part of our corporate social responsibility initiatives we, along with our partners, recently handed over the Benzane health centre to government authorities. The centre is aimed at improving access to healthcare through infrastructure development in the country. In partnership with the Ministry of Health, Sasol supported the construction and equipping of the centre, which also has two houses for medical personnel.

        In Area A, well planning activities have been undertaken in order to drill the commitment exploration well in mid calendar year 2016.

Canada

  2013

        In Farrell Creek, a total of 29 development wells were drilled, while 13 wells were completed. One stratigraphic test well was drilled in Cypress A.

  2014

        Development drilling activities continued in Farrell Creek, with 25 wells drilled during the year. A total of 33 wells were completed during the year. In Cypress A, four vertical wells were drilled.

  2015

        Development drilling activities continued in Farrell Creek, where 10 wells were drilled and 24 were completed. Development activity increased in Cypress A during 2015 with 5 wells drilled of which 3 were completed. In total, 11 wells were awaiting completion at 30 June 2015 (7 in Farrell Creek and 4 in Cypress A).

Gabon

  2013

        One horizontal development well was drilled in the Avouma field which proved up an eastern area of the field and was immediately brought into production. An exploration well was drilled and classified as a dry hole and reprocessing of 3D seismic data was completed.

        The combined Etame Expansion and South East Etame & North Tchibala project was sanctioned by partners and a field development plan was submitted to and approved by the Gabon authorities.

        A study had commenced to examine the origin and characteristics of the H2S encountered in the Ebouri field. The two affected wells remain shut-in until a viable crude sweetening processing facility has been installed.

  2014

        The exploration commitment well was drilled but no significant quantities of hydrocarbons were found and the well was plugged and abandoned. A horizontal replacement sidetrack to the original ETBSM-1H well was successfully drilled and completed, and brought on production.

        H2S concentrations in excess of 50 parts per million were detected in the northwest segment of the Etame field. The affected well was shut-in pending further investigation into the provenance of the H2S and its potential movement to other areas of the field.

  2015
        Significant progress was made with the execution of the Etame Expansion Project (EEP) and South East Etame and North Tchibala (SEENT) development projects. Transport and installation of the two new platforms was completed in September and October 2014. The first production well (ET-8H) on the new EEP platform was spud in October 2014 and first oil achieved in December 2014. However, following detection of H2S at a concentration of 1 100 ppm, production from the well was suspended. Elevated H2S was confirmed in further testing of the well in March 2015. The well currently remains shut-in. A further two production wells (ET-10H and ET-12H) on the EEP platform were drilled and completed and successfully brought into production in February and April 2015. The drilling rig then moved to the SEENT platform from which two wells (ETSEM-2H and ETBNM-1H) were currently in progress at year end.

        Select Phase studies for the Crude Sweetening Project (CSP), which were initiated in 2013, were suspended in January 2015 following the collapse in the oil price. The project is now being re-scoped by the partnership to determine more cost effective solutions for a crude sweetening processing facility to reinstate production from those areas impacted by H2S souring of the oil.

        The draft report of an industry-wide audit performed by Alex Stewart International, on behalf of the Gabon government, was issued to the Operator (VAALCO Gabon (Etame) Inc.) for comment in October 2014. The operator's response to the draft audit report was submitted to government for consideration in February 2015. Subsequent discussions with government took place during the year with several major findings being successfully concluded. Final notification from the government on the audit settlement is pending. Additional living quarters were added to the Floating Production Storage and Off-loading vessel (FPSO) in preparation for class certification activities which are due to commence in 2017.

Other Areas

  2013

        Australia—activities in AC/P 52 were limited to the joint farm-down by Sasol and Finder Exploration (Pty) Ltd to Shell Development Australia (Pty) Ltd.

        Nigeria—in the OML 140 licence, front-end engineering design work continued on the Bonga South West Aparo field development project, following approval of the full-field development plan. Exploration activity by the operator Star Ultra Deep Petroleum Limited (Chevron) in OML 140 comprised studies on several prospects in the permit. In the Nigeria OPL 214 licence, operator Esso Exploration and Production Nigeria (Deepwater West) Limited evaluated concepts to develop the Uge field, including a study with Chevron for Nsiko joint development.

        South Africa—approval of the relinquishment of exploration rights for Block 3A/4A was received. Former operator BHP Billiton Petroleum Ltd withdrew and we, with The Petroleum Oil and Gas Corporation of South Africa Limited, were awarded the area as a Technical Co-operation Permit for a one year study. In ER236, seismic data was acquired within the permit area.

  2014

        Nigeria—in the OML 140 concession, the operator Chevron, continued with studies for the Nsiko discovery and considered development options for the field. Approval was received from the Department of Petroleum Resources in April 2014 for the Bonga South West and Aparo (BSWAp) front-end engineering and design work. The Pre-Unitisation Agreement and Contractors' Pre-Unitisation Operating Agreement were signed. A draft version of the Unitisation Agreement was submitted to the Nigerian National Petroleum Corporation. In Nigeria OPL 214, the operator Esso, continued with the evaluation of development concept options for the Uge discovery. The operator applied for conversion of OPL 214 to an Oil Mining Licence (OML 145) which was granted by the Minister of Petroleum Resources subject to payment of the signature bonus.

        South Africa—on Technical Cooperation Point (TCP) 3A/4A, technical studies based on existing data were completed and an application submitted to convert the TCP to an exploration permit. In the ER236 licence further seismic data was acquired to complete the Initial Period seismic commitment.

  2015

        Australia—in the Beetaloo Basin, the rig was mobilised to the location in preparation to drill the first commitment well in licence EP98 early in 2016. A further two wells in the five-well primary term commitment are scheduled to be drilled by the end of 2016.

        Nigeria—OPL 214 was converted to OML 145 subsequent to payment of the signature bonus on 28 August 2014. In the Nsiko North prospect on Nigeria OML 140, the Nsiko North-01 deepwater exploration well was spudded in September 2014. Hydrocarbons were successfully discovered in the secondary target reservoirs. Due to mechanical issues with the drilling, the primary reservoir targets were not intersected and a decision was taken by the operator to plug and abandon the well in January 2015. The BSWAp front-end engineering and design work continued, including the negotiations for the Pre-Unitisation agreement, up until Ministerial approval of our withdrawal from OML 140.

        South Africa—in the ER236 licence, technical evaluation of the seismic data acquired in 2013 and 2014 and of the prospectivity continued in 2015.

Capitalised Exploratory Well Costs

        The table below summarises the capitalised exploratory well costs, providing the amount of costs that are capitalised pending the determination of proved reserves at the end of the year.

	2013	2014	2015
	(Rand in millions)
Balance at beginning of year	1 160,5	1 560,7	1 351,9
Additions for the year	800,5	203,5	511,8
Costs incurred	368,8	248,8	583,7
Asset retirement obligation adjustments	431,7	(45,3)	(71,9)
Charged to expense for the year	(457,5)	(135,9)	—
Exiting of licences	—	—	(200,7)
Reclassified exploratory well costs	—	(292,3)	—
Translation of foreign entities	57,2	15,9	7,2

Balance at end of year	1 560,7	1 351,9	1 670,2

2015 Capitalised exploratory well cost ageing	Mozambique
1 to 5 years	809,2
over 5 years	320,3
Number of projects	1

Mozambique

        In the Pande-Temane PSA licence, R1 129,5 million of exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling. This amount relates to the exploration drilling conducted and completed in 2008 and appraisal drilling activities conducted in 2009 and follow-up activities which continued to 2015. During 2015 development planning activities were performed and on 25 February 2015 we submitted a field development plan to the government of Mozambique for approval. The plan is presently under consideration by the authorities. Planning activities have begun for an exploratory well to be drilled in Area A during 2016; capitalised costs amounted to R14,2 million in 2015.

Nigeria

        Capitalised exploratory well costs previously disclosed pertaining to Nigerian licences OML 140 and OML 145 have been written off with the rest of the capitalised costs in view of our notice of withdrawal from these licences.

Other Areas

        At 30 June 2015, there were no exploratory wells costs capitalised for a period greater than one year after the completion of drilling in Canada, Gabon, Australia or South Africa.

Production

        The table below presents net production quantities for synthetic oil, natural gas and oil, by final product sold, for the years shown.

	Synthetic Oil	Natural Oil and Gas
Production for the year ended 30 June	South Africa	Mozambique	Canada	Gabon	Total
2013
Natural gas, billion cubic feet	—	94,6	22,3	—	116,9
Natural oil, million barrels	—	0,3	—	1,3	1,6
Synthetic oil, million barrels	49,7	—	—	—	49,7
Total oil equivalent, million barrels					71,1
2014
Natural gas, billion cubic feet	—	105,1	21,3	—	126,4
Natural oil, million barrels	—	0,2	0,1	1,4	1,7
Synthetic oil, million barrels	51,7	—	—	—	51,7
Total oil equivalent, million barrels					74,4
2015
Natural gas, billion cubic feet	—	109,2	21,8	—	131,0
Natural oil, million barrels	—	0,3	0,2	1,3	1,8
Synthetic oil, million barrels	51,8	—	—	—	51,8
Total oil equivalent, million barrels					75,4

Delivery Commitments—Natural Oil and Gas

        Mozambique Production—Gas produced from the Pande-Temane PPA asset, other than royalty gas that is provided to the Mozambican government, is supplied in accordance with long-term gas sales agreements. The gas produced in accordance with Gas Sales Agreement (GSA)1, signed on 27 December 2002 (25 years contract term), and GSA2, signed on 10 December 2008 (20 years contract term), is sold to Sasol Gas (Pty) Ltd for use as part of the feedstock for our chemical and synthetic fuel operations in Secunda and Sasolburg, with a base-case supply of 120 PJ/a and 27 PJ/a respectively. There are three GSA3 20-year contracts, concluded in June 2013, that supply gas to the Mozambique market. These satisfy a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas Company S.A, from 1 July 2014, for 8 PJ/a, Empresa Nacional de Hidrocarbonetos, started 1 April 2013, for 6 PJ/a and Central Termica de Ressano Garcia S.A.(CTRG), from end of November 2014, for 11 PJ/a. Additionally, a further 2 PJ/a sales agreement with ENH was executed in June 2015. PPA condensate is sold to Temane Trading, who then transports the condensate by truck, for export via the port of Beira or to the Matola depot for export via the port of Maputo.

        Canada Production—Gas produced from the unconventional (shale/tight gas) Montney asset is sold by the Progress/Sasol Montney Partnership into Western Canada, under a long-term marketing agreement with Progress Energy Canada Limited effective until 2024. Pricing is based on the daily realised spot market prices less transportation and marketing fees, in accordance with the marketing agreement. Petroleum liquids are sold under the same marketing agreement. Production from Farrell Creek and Cypress A is currently not sufficient to fully utilise contracted gas transportation capacity. Low production in 2015 resulted in continued non-utilised transport charges in the Spectra and TransCanada/NOVA pipelines. Progress Energy, as operator, partially mitigates exposure through placing of non-utilised gas transmission capacity in the gas transmission market.

        Gabon Production—Oil produced from the Etame Marin Permit asset is marketed internationally on the open market. The oil is sold under a short-term Crude Oil Sale and Purchase Agreement which is renewed annually. This was based on a competitive bidding process to 30 April 2015 requiring Vitol S.A. to both lift and market the crude oil. A short term Crude Oil Sale and Purchase Agreement (COSPA) was put in place from 1 May 2015 to 31 July 2015 and is based on a fixed differential pricing structure linked to international oil prices and requires all production to be lifted by and sold to Total Oil Trading S.A. An additional tendering process has recently been completed with a full-term COSPA effective from 1 August 2015 to 31 July 2016. Under this agreement all crude will be sold to Glencore Energy UK Ltd with the price calculated according to a differential pricing structure linked to international oil prices.

Sales Prices and Production Costs

        The table below summarises the average sales prices for synthetic oil, natural gas and oil produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

	Synthetic Oil	Natural Oil and Gas
Average sale prices and production costs for the year ended 30 June	South Africa	Mozambique	Canada	Gabon
	(Rand per unit)
2013
Average sales prices
Natural gas, per thousand standard cubic feet	—	17,9	25,8	—
Natural liquids, per barrel	949,20	712,5	509,9	807,1
Average production cost(1)
Natural gas, per thousand standard cubic feet	—	3,4	13,1	—
Natural liquids, per barrel	307,69	—	—	195,3
2014
Average sales prices
Natural gas, per thousand standard cubic feet	—	23,9	38,4	—
Natural liquids, per barrel	1 126,88	863,1	627,8	989,4
Average production cost(1)
Natural gas, per thousand standard cubic feet	—	4,9	21,4	—
Natural liquids, per barrel	372,20	—	—	301,5
2015
Average sales prices
Natural gas, per thousand standard cubic feet	—	30,9	28,3	—
Natural liquids, per barrel	869,72	489,5	385,7	614,2
Average production cost(1)
Natural gas, per thousand standard cubic feet	—	10,0	7,4	—
Natural liquids, per barrel	280,88	—	—	308,9

(1)
Average production costs per unit of production are calculated according to the primary sales product.

Preparation of Reserve Estimates

        To ensure natural oil and gas reserves are appropriately estimated, are accurately disclosed and are compliant with current SEC regulations and Financial Accounting Standards Board requirements, E&PI has established and maintains estimation guidelines, procedures and standards, which are subject to review by suitably experienced independent external consultants, and a set of internal controls, which are in accordance with the requirements of the Sarbanes Oxley Act of 2002. The internal controls cover, amongst other matters, the segregation of duties between the asset teams which provide the necessary data, the Corporate Reserves Team which prepares the Reserves estimates, and the corporate authority which is the E&PI Executive Committee. The controls also include confirmation that the members of the Corporate Reserves Team are appropriately qualified and experienced and that their compensation arrangements are not materially affected by the reserves.

        The process includes a review of all estimated future production rates and future capital and operating costs to ensure that the assumptions, data, methods and procedures are appropriate; a review of the technologies used in the estimation process to determine reliability; and arrangements to validate the economic assumptions and to ensure that only accurate, complete and consistent data are used in the estimation of reserves.

        The technical person within E&PI who is primarily responsible for overseeing the preparation of natural oil and gas reserves is the E&PI Manager: Corporate Reserves and Resources. The qualifications of the incumbent include a MA and MSc in Mathematics with 37 years' experience in oil and gas exploration and production activities and 28 years' experience in reserves estimation.

        The definitions of categories of reserves used in this disclosure are consistent with those set forth in the regulations of the Securities and Exchange Commission and are set out in the preceding section.

  Supplemental oil and gas information

        Supplemental oil and gas information: See "Item 18—Financial Statements—Supplemental Oil and Gas Information" for supplemental information relating to natural oil and gas producing activities.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934 received not less than 180 days before 30 June 2015.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Financial Statements" as at 30 June 2015 and 2014, and for the years ended 30 June 2015, 2014 and 2013, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

        On 1 July 2014, our new operating model, and a simplified and consolidated legal structure, came into effect. The new operating model aligns the components of Sasol—operating business units, regional operating hubs, strategic business units, and group functions—according to a single value chain, focused on the production of liquid fuels, high-value chemicals and low-carbon electricity. The new operating model structure reflects how the results are reported to the Chief Operating Decision Maker (CODM). To reflect our new operating model and way the business is managed, our financial reporting and reportable segments have been restated based on the information provided to the CODM. The CODM for Sasol is the President and Chief Executive Officer (CEO).

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

5.A    Operating results

Company and business overview

        The group has six main reportable segments that comprise the structure used by the CEO to make key operating decisions and assess performance. The group's reportable segments are differentiated by the activities that each undertakes and the products they manufacture and market. Each business utilises different technology, manufacturing and marketing strategies.

        We divide our operations into the following reportable segments:

Operating Business Units

  •
  Mining

  •
  Exploration and Production International

Strategic Business Units

  •
  Energy

  •
  Base Chemicals

  •
  Performance Chemicals

Other

  •
  Group Functions

External factors and conditions

        Our business, operating results, cash flow and financial condition are influenced by a number of external factors and conditions. These include fluctuations in the crude oil price, changes in the currency markets, cyclicality in the prices of chemical products, the effect of coal prices on export coal operations and the effects of inflation on our costs. Other factors which may influence our business and operating results include economic, social, political and regulatory conditions and developments in the countries in which we operate our facilities or market our products. See "Item 3.D—Key information—Risk factors".

Fluctuations in refining margins and crude oil, natural gas and petroleum products prices

        Through our participation in the Natref refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our Secunda Synfuels operations. Fluctuations in crude oil prices affect our results mainly through their indirect effect on the Basic Fuel Price (BFP) formula. A key factor in the BFP is the Mediterranean and Singapore (for petrol) or the Arab Gulf (for diesel) spot price. See "Item 3.D—Risk factors". Prices of petrochemical products and natural gas are also affected by fluctuations in crude oil prices.

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

        The volatility of the crude oil price is illustrated in the following table, which shows the annual high, low and average of the European Brent crude oil price (free on board) in US dollars for the past ten years and to 2 October in the 2015 calendar year:

	US dollars per barrel (US$/b)
Financial year	Average(1)	High	Low
2005	46,17	58,50	35,36
2006	62,45	74,45	52,84
2007	63,95	78,26	49,95
2008	95,51	139,38	67,73
2009	68,14	143,95	39,41
2010	74,37	88,09	58,25
2011	96,48	126,64	70,61
2012	112,42	128,14	88,69
2013	108,66	119,03	95,51
2014	109,40	117,13	103,18
2015 (through 30 June)	73,46	106,64	48,18
July 2015	57,99	61,67	52,53
August 2015	46,72	49,32	41,86
September 2015	47,61	50,43	45,94
October 2015 (through to 2 October)	47,15	46,51	47,79

Source: Energy Information Administration (US Department of Energy)

(1)
The average price was calculated as an arithmetic average of the quoted daily spot price.

        Subsequent to 30 June 2015, the price of European Brent crude oil continued to fluctuate between US$41,86/b and US$61,67/b. On 2 October 2015, the price of European Brent crude oil was US$46,51/b.

        Significant changes or a decline in the price of crude oil, natural gas and petroleum products over a sustained period of time may lead us to alter our production, which could have a material adverse effect on our business, operating results, turnover, cash flows and financial condition.

        Other factors which could influence the demand and supply of products we sell and the pricing thereof include changes in economic conditions, price and availability of substitute fuels, changes in product inventory and product specifications. In recent years, prices for petroleum products have fluctuated widely.

        We could make use of derivative instruments, including commodity options and futures contracts, as a means of mitigating price and timing risks on crude oil and other energy-related product purchases and sales. While the use of these derivative instruments provides some protection against short-term volatility in crude oil prices, it does not protect against longer-term trends in crude oil prices.

        The group's hedging strategy is considered together with the group's other risk mitigation initiatives, such as cost containment, cash conservation and capital prioritisation. The situation is monitored on an on-going basis to assess the appropriateness of oil price hedging to improve the stability and predictability of cash flows as part of Sasol's risk management activities. Refer to "Item 11.—Quantitative and qualitative disclosure about market risk".

        In 2016, for forecasting purposes, we estimate that for every US$1/b increase or decrease in the annual average crude oil price, profit from operations will increase or decrease by approximately R811 million, as applicable. This estimate is applicable for a US$60/b crude oil price and an average rand/US dollar exchange rate of R12,65. It should be noted that in the current volatile environment, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

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

  Source: Thomson Reuters

        In 2013, the rand weakened by 14% against the US dollar, with the average rate for the year being R8,85 per US dollar and in 2014, the rand weakened by 17% against the US dollar, with the average rate for the year being R10,39 per US dollar. In 2015, the rand further weakened by 10% against the US dollar, with the average rate for the year being R11,45. The weakening of the rand had a positive impact on our overall operating results in 2015. However, the weakening of the rand also resulted in increased costs, which primarily impacted our South African operations negatively.

        The relationship between the euro and US dollar impacts the profitability of our European operations, where our costs are euro based and a significant portion of our turnover is US dollar based. In 2015 and 2013, the euro weakened against the US dollar which had a positive impact on our operating results. In 2014, the euro strengthened against the US dollar which has a negative impact on our operating results.

        Subsequent to year end, the rand/US dollar exchange rate weakened further. On 2 October 2015, the rand/US dollar exchange rate was R13,83.

        The average exchange rate for the year has a significant effect on turnover and profit from operations. In 2016, for forecasting purposes, we estimate that for every R0,10 weakening or strengthening in the annual average rand/US dollar exchange rate, our profit from operations will increase or decrease by approximately R650 million, as applicable. This estimate is applicable for a US$60/b crude oil price and an average rand/US dollar exchange rate of R12,65. It should be noted that in the current volatile environment, these sensitivities could be materially different than those disclosed depending on the crude oil price, exchange rates, product prices and volumes.

        Although the exchange rate of the rand is primarily market determined, its value at any time may not be an accurate reflection of the underlying value of the rand, due to the potential effect of, among other factors, exchange controls. These regulations also affect our ability to borrow funds from non-South African sources for use in South Africa or to repay these funds from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions have affected the manner in which we have financed our projects outside South Africa and the geographic distribution of our debt. See "Item 10—Additional information".

        We manage our foreign exchange risks through the selective use of forward exchange contracts and cross currency swaps. We use forward exchange contracts to reduce foreign currency exposures arising from imports into South Africa. Our group executive committee (GEC) sets broad guidelines in terms of tenor and hedge cover ratios to specifically assess large forward cover amounts for long periods into the future, which have the potential to materially affect our financial position. These guidelines and our hedging policy are reviewed annually. This hedging strategy enables us to better predict cash flows and thus manage our working capital and debt more effectively. All major capital expenditure in foreign currency is hedged immediately on commitment of expenditure or on approval of the project (with South African Reserve Bank approval), by way of forward exchange contracts. We do not hedge foreign currency receipts.

        See "Item 11—Quantitative and qualitative disclosure about market risk".

Cyclicality in petrochemical products prices

        The demand for our chemical products is cyclical. Typically, higher demand during peaks in industry cycles results in producers increasing production capacity, at which point prices decrease. Most commodity chemical prices tend, over the longer term, to track the crude oil price. On average, in 2015 we experienced an 18% decrease in polymer prices, a 7% increase in ammonia product prices, and a 7% decrease in solvents prices compared to 2014.

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

        Our strategy for our commodity chemicals business is wherever possible to invest in the value chain of raw materials to final products. As a result of this approach, the Group has elected not to hedge its exposure to commodity chemical prices as this may, in part, negate the benefits of being backward integrated into its primary feed streams.

Coal prices

        We supply coal mainly to our Secunda Synfuels Operations and Sasolburg Operations under terms and conditions which are determined on an arm's length basis. Coal sales prices are based on contracts and are subject to periodic price adjustments. Approximately 8% of our total coal production is sold to external markets. In 2015, 3,4 million tons (Mt) (2014—2,9 Mt) was exported primarily to Europe, the Middle East and India. External sales to these markets represented approximately 14% of the total turnover generated by Mining during 2015 (2014—15%). Export coal sales prices are compared to the published international coal price indices to track performance. Mining's policy is to sell at prices based on a mix between the American Petroleum Standard Index (API) and a fixed price basis.

        The average free on board Richards Bay price index for the past seven financial years:

  Source: Argus/McCloskey's Coal Price Index Report

Inflation

        While over recent years, inflation and interest rates have been at relatively low levels, the economy of South Africa, though currently well managed, has had high inflation and interest rates compared to the United States and Europe. In South Africa, inflation in the Producer Price Index declined from highs of 11,5% in 2008 to 5,0% in 2015. The weakening rand/US dollar exchange rate, labour cost increases and high electricity costs are key drivers impacting inflation. Should inflation increase again to levels experienced in 2008, this would increase our South African-based costs. We expect the impact of changes in the inflation rates on our international operations to be less significant.

        The history of the South African consumer price index (CPI) and producer price index (PPI) is illustrated in the following table, which shows the average increase in the index for the past 10 calendar years and on a monthly basis in the 2015 calendar year:

Calendar year	CPI	PPI
2005	3,4%	3,1%
2006	4,6%	7,7%
2007	7,2%	10,9%
2008	11,5%	14,2%
2009	7,1%	(0,1)%
2010	4,3%	6,0%
2011	5,0%	8,4%
2012	5,7%	6,2%
2013*	5,7%	6,0%
2014*	6,1%	7,5%
January 2015	4,4%	3,5%
February 2015	3,9%	2,6%
March 2015	4,0%	3,1%
April 2015	4,5%	3,0%
May 2015	4,6%	3,6%
June 2015	4,7%	3,7%
July 2015	5,0%	3,3%
August 2015	4,6%	3,4%

Source: Statistics South Africa

*
Statistics South Africa (Stats SA) made a number of changes to the calculation of the South African producers' price index (SA PPI). The changes were in line with international best practice and introduced five separate categories of PPI, effective January 2013. The category for final manufactured goods, which includes petroleum products, is the index most appropriate for Sasol. Accordingly, the PPI rate for 2013 and 2014 is not directly comparable to earlier years as Stats SA did not publish comparable historical data.

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

Broad-based Black Economic Empowerment transactions

Sasol Mining Ixia BEE transaction

        In 2007, Mining announced the implementation of its black economic empowerment strategy for compliance with the Mining Charter and the MPRDA.

        In September 2010, in a transaction valued at approximately R1,8 billion, a black-women controlled mining company, Ixia Coal (Pty) Ltd (Ixia Coal), acquired a 20% share in Mining. The transaction was funded through equity contributions and preference share debt. The parties are entitled to receive dividends on their shareholding in Mining in proportion to their effective interest in Mining's issued share capital, subject to the financing requirements of the preference share debt. Over time, the preference shares will be redeemed with the proceeds of dividends distributed by Mining.

Preference shares

        The preference share funding comprises A preference shares, which are held by an external financier and B preference shares, which are held by Sasol. The A preference shares are secured by the preference shares held by Sasol Mining Holdings (Pty) Ltd. In certain limited default circumstances, which include Ixia Coal being in default on the repayment of the preference shares, the external financier may require Sasol to purchase some or all of the outstanding preference shares under a call option or, alternatively, to subscribe for new preference shares issued by Ixia Coal Funding to enable Ixia Coal to redeem the preference shares held by the external financier. The B preference shares are not redeemable until the A preference shares have been fully redeemed. The preference shares are accounted for in the statement of financial position as debt and should the preference share call option be exercised, Sasol will be required to raise the necessary funding in order to either exercise the preference share call option or, alternatively, honour the call under the preference share call option.

Accounting for transaction

        The transaction was accounted for as follows:

  •
  Ixia Coal has been consolidated into the group results. A total non-controlling interest of R555 million (30 June 2014—R299 million) related to the investment that Ixia Coal has in Sasol Mining (Pty) Ltd has been recognised in the statement of changes in equity.

  •
  The total value of the preference shares recognised in the statement of financial position at 30 June 2015 amounts to R541 million (30 June 2014—R488 million), including finance charges and after repayment of debt issued to financial institutions. All other preference shares issued as part of the Ixia Coal transaction have been eliminated on consolidation.

Sasol and Tshwarisano BEE transaction

        With effect from 1 July 2006, we entered into a R1,45 billion transaction with our BEE partner Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano) to acquire a 25% shareholding in Sasol Oil (Pty) Ltd. The financing of the transaction has been provided in part through the issue of preference shares by Tshwarisano to Standard Bank South Africa Limited (Standard Bank), and in part by application of the subscription proceeds from the issue of the ordinary shares to Tshwarisano ordinary shareholders. The Tshwarisano ordinary shareholders in turn raised the funding to subscribe for the ordinary shares through the issue of preference shares to Standard Bank. Over time, Tshwarisano and its ordinary shareholders will redeem their respective preference shares with the proceeds of dividends distributed by Sasol Oil. As part of this arrangement, Sasol Oil has amended its dividend policy such that it could pay out up to a maximum of one time earnings for that financial year by way of dividends. The actual dividend paid could be the maximum possible amount, taking into account certain specified ratios relating to net debt to shareholders' equity and earnings before interest, tax, depreciation and amortisation to net interest. The dividend paid is usually one-third of earnings.

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

Sasol Inzalo share transaction

        In May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based BEE transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction to its employees and a wide spread of black South Africans (BEE participants). Refer to Note 47.2 of "Item 18—Financial statements" for the detailed information of this transaction.

Preference shares

        The preference share funding comprises A, B and guaranteed C preference shares, which are funded by external financiers, and D preference shares funded by Sasol. In October 2014, the funding companies issued additional C preference shares to the current holders of the C preference shares. The interest rate on this tranche of the debt as well as the existing debt reduced to 68% of the prime interest rate when compared to the previous 80,3% of the prime interest rate. The D preference shares were redeemed from the proceeds received for the additional C preference shares.

        The funding companies are required to maintain, inter alia, minimum share cover ratios in respect of the A and B preference shares, being the ratio between the value of the Sasol preferred ordinary shares and the amount required to redeem the preference shares. The maintenance of the ratio is dependent upon the Sasol ordinary share price and the dividends paid by Sasol on the Sasol preferred ordinary shares. Sasol has call options to purchase some or all of the outstanding A, B and C preference shares. Currently, the minimum share cover ratio will be breached when for the A preference shares, the Sasol ordinary share price falls below approximately R130 per share and R133 per share in respect of the black public and selected participants, respectively. The minimum share cover ratio will be breached when for the B preference shares, the Sasol ordinary share price falls below approximately R179 per share and R160 per share in respect of the black public and selected participants, respectively. The Sasol ordinary share price at 30 June 2015 was R450,00 per share. The share cover ratios decrease over time with the maturation of the preference shares. In addition, a further condition to the guaranteed C preference shares is that the Sasol group must maintain a net debt to earnings before interest, taxation, depreciation and amortisation (EBITDA) cover ratio equal to or less than 2,5 times. Our current net debt to EBITDA ratio is 0,1 times at 30 June 2015.

        The preference shares are accounted for in the statement of financial position as debt and should the preference share covenants described above be breached, Sasol will be required to raise the necessary funding in order to either exercise the call option or, alternatively, honour the call under the guarantee.

Accounting for the transaction

        At 30 June 2015, the transaction has been accounted for as follows:

  •
  All structured entities created to facilitate the transaction have been consolidated into the Sasol group results from the applicable effective dates of the transaction.

  •
  An amount of R501 million (2014—R267 million) has been recognised in the income statement and in the share-based payment reserve in the statement of changes in equity in respect of the share-based payment expense related to the Employee Trusts. Included in this amount is a once off charge of R280 million relating to the partial refinancing of the Sasol Inzalo transaction as this resulted in a modification to the equity settled share-based payment arrangement. The amount in respect of the Employee Trusts represents the current period's expense taking into account the vesting conditions of the rights granted over the tenure of the transaction and an assumed forfeiture rate. The unrecognised share-based payment expense in respect of the share rights granted, expected to be recognised over the vesting period of the transaction amounted to R234 million at 30 June 2015 (2014—R454 million). No additional shares were issued to the black public and selected participants during the year ended 30 June 2015. There is an amount of approximately R116 million still to be recognised in respect of the shares held in the Facilitation Trusts that are still available for issue.

  •
  The total value of the preference shares related to the Sasol Inzalo share transaction, recognised in the statement of financial position at 30 June 2015 amounts to R11 572 million (2014—R 7 618 million), including finance charges.

        Based on the weighted average number of shares issued at 30 June 2015, the share-based payment expense for 2015 decreased earnings per share by R0,01.

        The total unrecognised share-based payment expense relating to the Employee Trusts is estimated to be R234 million, which will be recognised in future years.

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

        Our significant accounting policies are described in more detail in the notes to the consolidated financial statements. Refer to "Item 18—Financial statements". This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included in "Item 18—Financial statements".

        Management believes that the more significant judgement and estimates relating to the accounting policies used in the preparation of Sasol's consolidated financial statements could potentially impact the reporting of our financial results and future financial performance.

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

        In June 2012, the Sasol Limited board approved that the maximum number of rights to be issued under the Sasol Share Appreciation Rights Scheme and the Sasol Long-term Incentive Scheme (including unvested share options issued under the Sasol Share Incentive Scheme) be 69 million shares/ rights, representing 10% of Sasol Limited's issued share capital immediately after the Sasol Inzalo share transaction.

The Sasol Inzalo share transaction

        In May 2008, the shareholders approved the Sasol Inzalo share transaction, a broad-based black economic empowerment (BEE) transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital, before the implementation of this transaction, to its employees and a wide spread of BEE participants. See "Broad-based Black Economic Empowerment transactions—Sasol Inzalo share transaction".

Share-based payment expense recognised	2015	2014	2013
	(Rand in millions)
The Sasol Inzalo Employee Trust and The Sasol Inzalo Management Trust(1)(2)	501	267	372

(1)
The unrecognised share-based payment expense related to non-vested Employee and Management Trusts share rights, expected to be recognised over a weighted average period of 0,95 years, amounted to R234 million at 30 June 2015 (2014—R454 million and 2013—R721 million).

(2)
In October 2014, the Inzalo funding companies issued additional C preference shares to the current holders of the C preference shares. The interest rate on this tranche of the debt as well as the existing debt reduced to 68% of the prime interest rate when compared to the previous 80,3% of the prime interest rate. The reduction in interest was accounted for as a modification to the equity settled share-based payment arrangement, resulting in a share-based payment of R280 million at 30 June 2015. Refer to Note 47.2 of "Item 18—Financial statements" for the detailed information of this transaction.

The Sasol Share Appreciation Rights Scheme

Share Appreciation Rights with no corporate performance targets

        The Share Appreciation Rights Scheme with no corporate performance targets, allows eligible senior employees to earn a long-term incentive amount calculated with reference to the increase in the Sasol Limited share price between the offer date of share appreciation rights to exercise of such vested rights. No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash.

Share-based payment (credit)/expense recognised	2015	2014	2013
	(Rand in millions)
Share-based payment (credit)/expense recognised(1)	(436)	1 073	234
Average fair value of rights issued during year (Rand)(2)	—	—	—

(1)
The total unrecognised share-based payment expense related to non-vested share appreciation rights, expected to be recognised over a weighted average period of 0,42 years, amounted to R3 million at 30 June 2015 (2014—R81 million and 2013—R86 million).

(2)
Following the introduction of the share appreciation rights scheme with corporate performance targets, no further rights are issued under this scheme.

  Refer to Note 47.3.1 of "Item 18—Financial statements" for the detailed information of this transaction.

Share Appreciation Rights with corporate performance targets

        During September 2009, the group introduced corporate performance targets as an additional vesting criterion for share appreciation rights. The corporate performance targets are linked to the total shareholders' return relative to the JSE Resources 10 index and the MSCI energy index, Sasol earnings growth and Sasol production volumes/employee growth. The corporate performance targets determine how many rights will vest. Qualifying employees retain the share appreciation rights with no corporate performance targets that have been previously granted to them. No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Share Appreciation Rights Scheme will be settled in cash.

Share-based payment (credit)/expense recognised	2015	2014	2013
	(Rand in millions)
Share-based payment (credit)/expense recognised(1)	(1 198)	2 195	707
Average fair value of rights issued during year (Rand)(2)	—	311,29	166,53

(1)
The total unrecognised share-based payment expense related to non-vested share appreciation rights with corporate performance targets, expected to be recognised over a weighted average period of 1,31 years, amounted to R265 million at 30 June 2015 (2014—R1 415 million and 2013—R1 044 million).

(2)
Following the introduction of the share appreciation rights scheme with corporate performance targets, no further rights are issued under this scheme.

  Refer to Note 47.3.2 of "Item 18—Financial statements" for the detailed information of this transaction.

The Sasol Long-term Incentive Scheme

        During September 2009, the group introduced the Sasol Long-term Incentive Scheme (LTI). The objective of the Sasol Long-term Incentive Scheme is to provide qualifying employees who participate in the Share Appreciation Rights Scheme the opportunity of receiving incentive payments based on the value of ordinary shares in Sasol Limited. The LTI Scheme allows certain senior employees to earn a long-term incentive amount in addition to the Share Appreciation Rights Scheme, which is linked to certain corporate performance targets. Allocations of the LTI are linked to the performance of both the group and the individual. The LTI is also intended to complement existing incentive arrangements, to retain and motivate key employees and to attract new key employees. No shares are issued in terms of this scheme and all amounts payable in terms of the Sasol Long-term Incentive Scheme will be settled in cash. The LTI carries no issue price.

Share-based payment expense recognised	2015	2014	2013
	(Rand in millions)
Share-based payment expense(1)	252	2 117	723
Average fair value of rights issued during year (Rand)	430,64	681,24	522,87

(1)
The total unrecognised share-based payment expense related to non-vested LTIs, expected to be recognised over a weighted average period of 1,33 years, amounted to R988 million at 30 June 2015 (2014—R1 595 million and 2013—R1 015 million).

  Refer to Note 47.4 of "Item 18—Financial statements" for the detailed information of this transaction.

Estimation of natural oil and gas reserves

        In accordance with the United States Securities and Exchange Commission (SEC) regulations, proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be recoverable commercially and be economically producible—from a given date forward, from known reservoirs under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract hydrocarbons must be approved and must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions define prices and costs at which economic producibility is to be determined. The price is the average sales price during the 12-month period prior to the reporting date (30 June), determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements. Future price changes are limited to those provided by contractual arrangements in existence at year-end.

        Our reported natural oil and gas reserves are estimated quantities based on SEC reporting regulations. Additionally, we require that the estimated quantities of oil and gas and related substances to be produced by a project be sanctioned by all internal and external parties to the extent necessary for the project to enter the execution phase and sufficient to allow the resultant products to be brought to market. See "Item 4.D Information on the company—Property, plants and equipment".

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

        Refer to "Standardised measure of discounted future net cash flows", on page G-9 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2015 and to "Changes in the standardised measure of discounted future net cash flows", on page G-11.

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

Depreciation of natural oil and gas assets

        Depreciation of mineral assets on producing oil and gas properties and property acquisition costs is based on the units-of-production method, calculated using estimated proved developed reserves.

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

        On 1 July 2014, we implemented our Project 2050 programme to extend the useful lives of our Secunda operations to 2050. The Sasolburg and Natref operations were extended to 2034. The extension of useful lives has been accounted for as a change in estimate and has been applied prospectively.

Impairment of long-lived assets

        Long-lived assets are reviewed using economic valuations to calculate impairment losses whenever events or a change in circumstance indicate that the carrying amount may not be recoverable. In carrying out the economic valuations, an assessment is made of the future cash flows expected to be generated by the assets, taking into account current market conditions, the expected lives of the assets and our latest budgets. The actual outcome can vary significantly from our forecasts, thereby affecting our assessment of future cash flows. Assets whose carrying values exceed their estimated recoverable amount, determined on a discounted basis, are written down to an amount determined using discounted net future cash flows expected to be generated by the asset. The expected future cash flows are discounted based on a risk adjusted discounted rate which is derived from Sasol's weighted average cost of capital (WACC).

        The related WACC and risk adjusted discount rates at 30 June 2015 and 2014 were:

		South Africa	United States of America	Europe	Canada
		%	%	%	%
Weighted average cost of capital	2015	12,95	8,00	8,00-9,35	8,00
Discount rate—risk adjusted	2015	12,95	8,00	8,00-9,35	9,80
Weighted average cost of capital	2014	12,95	8,00	8,00-11,20	8,00
Discount rate—risk adjusted	2014	12,95	8,00	8,00-11,20	8,00

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

        With regard to the impairment recognised in 2015 in respect of the Canadian shale gas assets, the value in use is particularly sensitive to changes in gas prices, the estimated ultimate recovery factor as well as changes in drilling and completion costs. These variables are interdependent and accordingly a 5% change in any of these variables could change the recoverable amount by CAD210 million—CAD315 million.

        In 2015, we recognised a reversal of impairment in respect of the Performance Chemicals wax business. The Fischer-Tropsch Wax Expansion Project (FTWEP) is particularly sensitive to changes in the US dollar exchange rate. A 10 cents change in the US dollar exchange rate would change the recoverable amount by approximately R164 million.

        Refer to Note 38 in "Item 18—Financial statements" for the table that includes the assumptions used for impairment testing.

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

        The group's environmental rehabilitation and decommissioning obligations accrued at 30 June 2015 were R11 022 million compared to R11 013 million in 2014.

        It is envisaged that, based on the current information available, any additional liability in excess of the amounts provided will not have a material adverse effect on the group's financial position, liquidity or cash flow.

        The following risk-free rates were used to discount the estimated cash flows based on the underlying currency and time duration of the obligation:

	2015	2014	2013
	%	%	%
South Africa	6,7 to 8,7	6,4 to 8,7	5,5 to 8,3
Europe	0,1 to 1,8	0,3 to 2,4	0,3 to 2,5
United States	0,5 to 3,0	0,3 to 3,6	0,4 to 3,5
Canada	0,9 to 2,9	1,3 to 3,4	1,1 to 3,3

        An increase in the discount rate by one percentage point would result in a decrease in the long-term obligations recognised of approximately R1 758 million and a decrease of one percentage point would result in an increase in the long-term obligations recognised of approximately R 2 351 million.

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

        The group provides post-retirement healthcare benefits to certain of its retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued on a systematic basis over the expected remaining period of employment, using the accounting methodology described in respect of defined benefit pension plans above. A one percentage point increase in assumed healthcare cost trend rates would increase the accumulated healthcare post-retirement benefit obligation by approximately R651 million to R4 954 million.

        The group's net obligation in respect of defined benefit pension plans is actuarially calculated separately for each plan by deducting the fair value of plan assets from the gross obligation for post-retirement benefits. The gross obligation is determined by estimating the future benefit attributable to employees in return for services rendered to date.

        While management believes that the assumptions used are appropriate, significant changes in the assumptions may materially affect our pension and other post-retirement obligations and future expense. For example, a one percentage point increase in the pension increase assumption would increase the post-retirement pension obligation by approximately R1 935 million. Similarly, a one percentage point decrease in the discount rate assumption would increase the post-retirement pension obligation by approximately R1 917 million.

        In terms of the Pension Funds Second Amendment Act 2001, the Sasol Pension Fund (Fund) in South Africa undertook a surplus apportionment exercise as at 31 December 2002. The surplus apportionment exercise, and the 31 December 2002 statutory valuation of the fund, was approved by the Financial Services Board on 26 September 2006. Payments of benefits to former members in terms of the surplus apportionment scheme have been substantially completed and an amount of R114 million has been set aside for members that have not claimed their benefits. Based on the rules of the fund, the latest actuarial valuation of the fund and the approval of the trustees of the surplus allocation, the company has an unconditional entitlement to only the funds in the employer surplus account and the contribution reserve. The estimated surplus due to the company amounted to approximately R590 million as at 31 March 2015 and has been included in the pension asset recognised in the current year. In terms of the rules of the Fund, on retirement, employees employed before 1 January 2009 have an option to purchase a defined benefit pension with their member share. Should a member elect this option, the group is exposed to actuarial risk from the date of retirement. Since Sasol is exposed to actuarial risk, the Fund has been classified as a defined benefit plan.

Fair value estimations of financial instruments

        We base fair values of financial instruments on quoted market prices of identical instruments, where available. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealers' price quotations and price quotations for similar instruments traded in different markets. Fair value for certain derivatives is based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or fluctuation factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealised gains and losses recognised, and the use of different pricing models or assumptions could produce different financial results. Refer to "Item 11—Quantitative and qualitative disclosures about market risk".

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

OUR RESULTS OF OPERATIONS

        The financial results for the years ended 30 June 2015, 2014 and 2013 below are stated in accordance with IFRS as issued by the IASB.

Results of operations

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover	185 266	202 683	(17 417)	(9)	169 891	32 792	19
Operating costs and expenses	(139 967)	(153 380)	13 413	(9)	(128 163)	(25 217)	20
Remeasurement items	(807)	(7 629)	6 822	(89)	(2 949)	(4 680)	159
Share of profit of equity accounted joint ventures, net of tax	2 098	3 810	(1 712)	(45)	1 562	2 248	144
Share of (losses) / profit of associates, net of tax	(41)	334	(375)	(112)	504	(170)	(34)

Profit from operations	46 549	45 818	731	2	40 845	4 973	12
Net finance costs	(956)	(705)	(251)	36	(1 139)	434	(38)
						5407

Profit before tax	45 593	45 113	480	1	39 706	5 407	14
Taxation	(14 431)	(14 696)	265	(2)	(12 595)	(2 101)	17

Profit	31 162	30 417	745	2	27 111	3 306	12

Attributable to
Shareholders	29 716	29 580	136	—	26 274	3 306	13
Non-controlling interests in subsidiaries	1 446	837	609	73	837	—	—

	31 162	30 417	745	2	27 111	3 306	12

Overview

        Financial year 2015 was a pivotal and challenging year for Sasol, marked by sluggish global economic growth and increased volatility in oil prices and exchange rates. Despite the challenging macroeconomic environment, the Group delivered strong results with profit from operations 2% higher at R46,5 billion. This was underpinned by a strong operational performance across most of our global businesses, with increased sales volumes, resilient margins despite low oil prices and a continued focus on cost containment and cash conservation.

        Our Business Performance Enhancement Programme (BPEP), introduced in 2012, helped prepare us for the dramatic fall in crude oil prices: they fell from US$110 per barrel in July 2014 to a low of US$45 per barrel in January 2015. They then steadied at around US$50 to US$65 per barrel for the rest of the financial year, before again falling below US$50 per barrel after the financial year end on 30 June 2015.

        To mitigate the challenges of a lower-for-longer oil price environment, in January 2015 we implemented our Response Plan to conserve between R30 billion and R50 billion in cash over a 30-month period. Simultaneously, we reshaped our capital portfolio, changed our dividend policy, improved our working capital and further reduced our cost base to ensure that we have the flexibility to respond decisively to the challenging global environment.

Financial performance

        Profit from operations of R46,5 billion increased by 2% compared to the prior year. This achievement was due to a strong overall operational performance with increased sales volumes, resilient margins and cost increases contained to below inflation. Conversely, the group's profitability was adversely impacted by a 33% decline in average Brent crude oil prices (average dated Brent was US$73,46/barrel for the year ended 30 June 2015 compared with US$109,40/barrel in the prior year). This decrease was partly off-set by a 10% weaker average rand/US dollar exchange rate (R11,45/US$ for the year ended 30 June 2015 compared with R10,39/US$ in the prior year).

        During 2015, profitability was positively impacted by the following significant items:

  •
  a cash-settled share-based payment credit to the income statement of R1,4 billion compared to an expense of R5,4 billion in the prior year, largely due to a 29% lower share price (closing share price of R450,00 compared to R632,36 in the prior year), partially negated by the increase in the number of share options exercised during the year;

  •
  the extension of the useful life of our operating assets in South Africa resulting in a decrease in depreciation of R1,4 billion and environmental rehabilitation provisions of R1,8 billion; and

  •
  net remeasurement items expense of R0,8 billion in the current year compared to a R7,6 billion expense in the prior year. These items relate mainly to the full reversal of the previous R2,0 billion impairment of the FT Wax Expansion Project, the partial impairment of our Canadian shale gas assets of R1,3 billion and the partial impairment of our Etame assets in Gabon of R1,3 billion.

Excluding the impact of remeasurement items, net once-off charges and movements in our share-based payment expense, earnings attributable to shareholders decreased by 30%.

        In 2014, profit from operations was boosted by a 17% weaker average rand/US dollar exchange rate (R10,39/US$ for the year ended 30 June 2014 compared with R8,85/US$ in the prior year), and a progressive improvement in chemical prices, while the average Brent crude oil price remained relatively flat (average dated Brent was US$109,40/barrel for the year ended 30 June 2014 compared with US$108,66/barrel in the prior year). Profit from operations was negatively impacted by remeasurement items totalling R7,6 billion. These items relate primarily to the R5,3 billion (CAD540 million) partial impairment of our Canadian shale gas asset, and the R466 million (EUR32 million) partial impairment and final loss on disposal of R966 million (EUR67 million) of our Solvents Germany assets.

        In 2013, profit from operations was negatively impacted by net once-off charges totalling R2 949 million. These items relate primarily to partial impairment of the FT Wax Expansion Project of R2 billion and of our Solvents Germany business of R242 million, as well as the write off of the Mupeji-1 dry well in Mozambique amounting to R442 million. These once-off items also include a gain relating to the remeasurement to fair value of our existing shareholding in the Sasol Phenolics (Merisol) business of R233 million, which arose from the acquisition of the remaining 50% of Sasol Phenolics. Profit from operations further includes a gain on the valuation of the open Canadian forward exchange contracts amounting to R439 million.

Turnover

        Turnover consists of the following categories:

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Sale of products	183 935	200 960	(17 025)	(8)	168 300	32 660	19
Services rendered	998	1 082	(84)	(8)	947	135	14
Other trading income	333	641	(308)	(48)	644	(3)	—

Turnover	185 266	202 683	(17 417)	(9)	169 891	32 792	19

        The primary factors contributing to these (decreases) /increases were:

	Change 2015/2014		Change 2014/2013
	(Rand in millions)%		(Rand in millions)%
Turnover, 2014 and 2013, respectively	202 683		169 891
Exchange rate effects	6 161	3	17 485	10
Product prices	(27 439)	(14)	9 752	6
—crude oil	(21 493)	(11)	210	—
—other products (including chemicals)	(5 946)	(3)	9 542	6
Net volume changes	3 390	2	4 599	3
Other effects	471	—	956	—

Turnover, 2015 and 2014, respectively	185 266	(9)	202 683	19

Operating costs and expenses

        Operating costs and expenses consists of the following categories:

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Materials, energy and consumables used	(80 169)	(89 224)	9 055	(10)	(76 617)	(12 607)	16
Selling and distribution costs	(6 041)	(5 762)	(279)	5	(5 102)	(660)	13
Maintenance expenditure	(7 628)	(8 290)	662	(8)	(7 243)	(1 047)	14
Employee related expenditure	(22 096)	(28 569)	6 473	(23)	(22 477)	(6 092)	27
Exploration expenditure and feasibility costs	(554)	(604)	50	(8)	(1 369)	765	(56)
Depreciation and amortisation	(13 567)	(13 516)	(51)	—	(11 121)	(2 395)	22
Translation (losses) / gains	(1 115)	798	(1 913)	(240)	2 892	(2 094)	(72)
Other operating expenses	(10 164)	(12 522)	2 358	(19)	(8 889)	(3 633)	41
Other operating income	1 367	4 309	(2 942)	(68)	1 763	2 546	144

Operating costs and expenses	(139 967)	(153 380)	13 413	(9)	(128 163)	(25 217)	20

        Materials, energy and consumables used.    Materials, energy and consumables used in 2015 amounted to R80 169 million, a decrease of R9 055 million, or 10%, compared with R89 224 million in 2014, which increased by 16% from R76 617 million in 2013. The decrease in 2015 compared to 2014 was mainly due the sharp decline in crude oil prices, partially offset by higher production volumes in our Energy Business. Production volumes at Secunda Synfuels Operations and Natref operations increased by 2% and 6%, respectively, in comparison with the prior year. The increase in 2014 compared to 2013 was mainly due to increase in volumes and feedstock prices and higher external purchases by the Energy Business.

        Selling and distribution costs.    These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2015 amounted to R6 041 million, which represents an increase of R279 million, or 5%, compared with R5 762 million in 2014, which increased by R660 million compared with R5 102 million in 2013. The variation in these costs was mainly attributable to the weaker rand against major currencies, which impacted our foreign operations during 2015. Selling and distribution costs represented 3% of sales in 2015, 2014 and 2013.

        Maintenance expenditure.    Maintenance expenditure in 2015 amounted to R7 628 million, which represents a decrease of R662 million, or 8%, compared with R8 290 million in 2014, which increased by R1 047 million compared with R7 243 million in 2013. The reduction in maintenance expenditure in 2015 compared to 2014 was mainly due to the implementation of our BPEP and Response Plan initiatives to reduce cash costs, without compromising on the safety, reliability and the sustainability of our operations. The increase from 2014 compared to 2013 was due to inflation, renewal activity due to the ageing plant and increase in maintenance activities at Secunda Synfuels Operations.

        Employee related expenditure.    Employee related expenditure amounted to R22 096 million, which represents a decrease of R6 473 million, or 23%, compared with R28 569 million in 2014, which increased by R6 092 million, or 27%, from 2013. This amount includes labour costs of R23 257 million (2014—R22 917 million and 2013—R20 439 million) and a cash settled share-based payment credit to the income statement of R1 161 million, largely due to a 29% lower share price (2014—R5 652 million (expense) and 2013—R2 038 million (expense)). Excluding the effect of the share-based payment expenses, our employee costs increased by only R340 million or 1% in 2015. This is due to the implementation of our BPEP, whereby, at 30 June 2015, nearly 2 500 voluntary separations and early retirement applications were approved by the company. Our overall headcount reduced from 33 400 to 30 919 employees, a net reduction of 7,4%.

        In 2014, the increase in labour costs was mainly due to the higher share-based payment expense resulting from the 47% increase in Sasol's share price over the 2014 financial year. Excluding the effect of the share-based payment expense, our employee costs increased by R2,4 billion (approximately 12%), which is due to annual inflationary increases of 7,8%, as well as the effects of exchange rates.

        In 2013, the increase in labour costs was mainly due to average annual inflationary increases of approximately 7%, increased share-based payment expenses related to the performance of the Sasol ordinary share price of 7%, an increase in employee numbers of 4%, as well as the effects of exchange rates of 4%.

        Exploration expenditure and feasibility costs.    Exploration expenditure and feasibility costs in 2015 amounted to R554 million, which represents a decrease of R50 million, or 8%, compared with R604 million in 2014, which decreased by R765 million compared with R1 369 million in 2013. The decrease in 2015 compared to 2014 was mainly due to the implementation of our BPEP and Response Plan initiatives where we focused on reducing our exploration spend.

        Depreciation and amortisation.    Depreciation and amortisation in 2015 amounted to R13 567 million, which represents an increase of R51 million, compared with R13 516 million in 2014, which increased by R2 395 million compared with R11 121 million in 2013. The extension of the useful life of our operating assets in South Africa resulted in a decrease in depreciation of R1,4 billion, which was offset by the increase in depreciation of assets that reached beneficial operation during the year in Secunda Synfuels Operations, Mining and Performance Chemicals.

        The increase in depreciation and amortisation in 2014 compared to 2013 is mainly due to the increase in assets that reached beneficial operation in 2014 at Secunda Synfuels operations, Mining and Base Chemicals, as well as the impact of the weaker rand/US dollar exchange rate.

        Translation (losses) / gains.    Translation losses arising primarily from the translation of monetary assets and liabilities amounted to R1 115 million in 2015 compared to a R798 million gain in 2014 and a R2 892 million gain in 2013. The loss recognised includes losses on the valuation of the open Canadian forward exchange contracts amounting to R205 million which were entered into to protect our capital investments against foreign currency risk.

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

        Other operating expenses.    Other operating expenses in 2015 amounted to R10 164 million, a decrease of R2 358 million, compared to R12 522 million in 2014, which increased by R3 633 million from R8 889 million in 2013.

        This amount includes rental expenses of R1 114 million (2014—R1 141 million and 2013—R931 million), insurance costs of R542 million (2014—R649 million and 2013—R470 million), computer costs of R1 614 million (2014—R1 568 million and 2013—R1 486 million), hired labour of R804 million (2014—R771 million and 2013—R797 million), professional fees of R1 227 million (2014—R 1 415 million and 2013—R1 586 million) and other expenses of R3 785 million (2014—R5 644 million and 2013—R3 444 million). In 2015, restructuring costs of R1 525 million (2014—R 714 million) relating to the BPEP were included in other operating expenses as well as the reversal of the administrative penalty of R534 million, which was imposed by the Competition Tribunal in June 2014.

        Other operating income.    Other operating income in 2015 amounted to R1 367 million, which represents a decrease of R2 942 million, or 68%, compared with R4 309 million in 2014, mainly due to the European Union cartel fine reduction which was recognised in 2014. Other operating income increased by R2 546 million in 2014 compared with R1 763 million in 2013.

        Remeasurement items    The effects of remeasurement items(1) recognised for the year ended 30 June are set out below:

	2015	2014	2013
	(Rand in millions)
Operating Business Units
Mining	31	7	7

—scrapping of assets	53	—	13
—loss on disposal of other assets	—	4	—
—(profit) / loss on disposal of property, plant and equipment	(22)	3	(6)

Exploration and Production International	3 126	5 472	428

—impairments	2 622	5 439	15
—scrapping of assets	2	(7)	14
—profit on disposal of property, plant and equipment and other assets	(67)	(3)	(1)
—loss / (profit) on disposal of businesses	569	—	(69)
—write off of unsuccessful exploration wells	—	43	469

Strategic Business Units
Energy	(104)	47	122

—impairments	157	283	45
—reversal of impairments	—	—	(8)
—scrapping of assets	211	212	79
—realisation of foreign currency translation reserve	(329)	—	—
—(profit) / loss on disposal of property, plant and equipment and other assets	(17)	5	8
—profit on disposal of businesses	(126)	(453)	(2)

Base Chemicals	93	1 765	433

—impairments	3	499	282
—scrapping of assets	121	183	144
—(profit) / loss on disposal of property, plant and equipment	(211)	(7)	1
—loss on disposal of intangible assets	169	2	6
—loss on disposal of businesses	11	1 088	—

Performance Chemicals	(1 804)	254	1 847

—impairments	63	67	2 096
—reversal of impairments	(2 029)	(21)	(25)
—scrapping of assets	154	205	19
—(profit) / loss on disposal of property, plant and equipment	(9)	3	4
—loss / (profit) on disposal of businesses	17	—	(247)

Other
Group Functions	(535)	84	112

—impairments	1	3	53
—scrapping of assets	9	44	70
—realisation of foreign currency translation reserve	(547)	—	—
—loss on disposal of other assets	10	50	—
—profit on disposal of property, plant and equipment and intangible assets	(8)	(13)	(11)

Remeasurement items	807	7 629	2 949

(1)
Remeasurement items includes items of income and expense recognised in the income statement that do not relate to the normal operating activities of the reporting entity and includes the impairment of non-current assets, profit or loss on disposal of non-current assets including businesses and investments, and scrapping of assets.

Profit from operations

        The factors contributing to the increase in profit from operations are set forth in the table below:

	Change 2015/2014		Change 2014/2013
	(Rand in millions)%		(Rand in millions)%
Profit from operations, 2014 and 2013, respectively	45 818		40 845
Exchange rate effects(1)	6 486	15	11 217	27
Net product and feedstock price(2)	(21 008)	(46)	1 229	3
—crude oil effects	(18 787)	(41)	(410)	(1)
—other products (including chemicals)	(2 221)	(5)	1 639	4
Inflation on other operating costs	(2 336)	(5)	(2 385)	(6)
Net volume and productivity effects(3)	2 350	5	2 929	7
Effects of remeasurement items(4)	6 822	15	(4 682)	(11)
Other effects(5)	8 417	18	(3 335)	(8)

Profit from operations, 2015 and 2014, respectively	46 549		45 818

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

(5)
These primarily include the effects of the cash settled share-based payment credit to the income statement of R1,4 billion for the year ended 30 June 2015 compared to an expense of R5,4 billion in the prior year.

Share of profit of equity accounted joint ventures, net of tax

        Share of profit of equity accounted joint ventures, net of tax consists of the following:

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Profit before tax	2 205	3 871	(1 666)	(43)	1 520	2 351	155
Taxation	(107)	(61)	(46)	75	42	(103)	(245)

Share of equity accounted joint ventures, net of tax	2 098	3 810	(1 712)	(45)	1 562	2 248	144

Remeasurement items net of tax	1	(13)	14	108	(3 459)	3 446	100

        The share of equity accounted joint ventures (net of tax) amounted to R2 098 million in 2015 compared with R3 810 million in 2014. This decrease was primarily due to lower oil prices and an earlier than planned shutdown at our ORYX GTL facility.

        During 2014, profit of equity accounted joint ventures increased mainly due to our share of income from the ORYX GTL joint venture, which increased by 52% to R4 028 million. This was due to the record average utilisation rate of 97% for the 2014 financial year as well as the effect of the weaker rand/US dollar exchange rate.

        The 2013 remeasurement items include the impairment of Arya Sasol Polymers Company of R3 611 million.

Share of profit of associates, net of tax

        Share of profit of associates, net of tax consists of the following:

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Profit before tax	128	441	(313)	(71)	658	(217)	(33)
Taxation	(169)	(107)	(62)	58	(154)	47	(31)

Share of (losses) /profit of associates, net of tax	(41)	334	(375)	(112)	504	(170)	(34)

        The share of losses of associates (net of tax) amounted to R41 million in 2015 compared with a profit from associates of R334 million in 2014 and R504 million in 2013. The share of loss of associates in 2015 is mainly due to the lower oil price and start-up losses recognised on the Escravos gas-to-liquids (EGTL) plant in Nigeria. The EGTL plant achieved beneficial operation (BO), with its first train achieving BO in June 2014, followed by the second train during November 2014. The EGTL plant continues to ramp up towards design capacity.

        The decrease in profit of associates in 2014 compared to 2013 was due to the lower share of associates profit earned during the year, coupled with Wesco China no longer being equity accounted. Sasol acquired the remaining 60% shareholding in Wesco China in September 2013.

Net finance costs

        Net finance cost consists of the following:

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Finance income	1 274	1 220	54	4	669	551	82
Finance costs	(2 230)	(1 925)	(305)	16	(1 808)	(117)	6

Net finance costs	(956)	(705)	(251)	36	(1 139)	434	(38)

        Finance income.    Finance income in 2015 amounted to R1 274 million, which represents an increase of R54 million, or 4%, compared with R1 220 million in 2014, which increased by R551 million compared with R669 million in 2013. Included in finance income for the 2015 financial year is R1 189 million in interest received (2014—R1 770 million and 2013—R642 million) and dividends received of R46 million (2014—R38 million and 2013—R24 million). The increase in finance income in 2015 compared to 2014, as well as the increase in 2014 compared to 2013 was mainly due to higher average cash balances.

        Finance costs.    Finance costs in 2015 amounted to R2 230 million, which represents an increase of R305 million, or 16%, compared with R1 925 million in 2014, which increased by R117 million compared with R1 808 million in 2013. The increase in 2015 was mainly due to the additional debt raised to finance the Lake Charles Chemical Project in Louisiana. Included in finance costs for the 2015 financial year is R1 333 million interest on debt (2014—R810 million and 2013—R623 million), R1 034 million on the A and B preference share debt (2014—R793 million and 2013—R771 million) that relates to the Sasol Inzalo long-term debt and notional interest of R725 million (2014—R616 million and 2013—R556 million). R1 118 million was capitalised to assets under construction during 2015 (2014—R530 million and 2013—R300 million).

Income tax

        Income tax expense in 2015 amounted to R14 431 million, a decrease of 2%, compared with R14 696 million in 2014, which increased by 17% from R12 595 million in 2013.

        The income statement charge consists of the following:

	2015	2014	2013
	(Rand in millions)
Current tax
—South African normal tax	5 673	10 717	9 289
—Dividend withholding tax	80	82	69
—Foreign tax	3 077	2 130	1 979

Total current tax	8 830	12 929	11 337
Deferred tax
—South African	5 425	1 256	1 278
—Foreign	176	511	(20)

Total deferred tax expense	5 601	1 767	1 258

Income tax expense for the year	14 431	14 696	12 595

        The effective tax rate was 31,7% in 2015, 32,6% in 2014 and 31,7% in 2013.

        The reduction in the effective tax rate from 32,6% to 31,7% resulted mainly due to the impact of the R1,3 billion partial impairment of our Canadian shale gas assets in 2015 compared to the partial impairment of R5,3 billion in the prior year. A deferred tax asset was not recognised for the impairment, due to the uncertainty of future taxable income.

        The difference between the South African statutory tax rate of 28% and the effective tax rate of 31,7% in 2015 was mainly due to tax losses in Canada and Italy, for which no deferred tax assets were recognised. The recognition of the deferred tax asset and the utilisation of tax losses is reviewed at each reporting period and accordingly, the effective tax rate could be impacted.

Non-controlling interests in subsidiaries

        Profit attributable to non-controlling interests in subsidiaries in 2015 amounted to R1 446 million compared with R837 million in 2014 and R837 million in 2013.

        The increase from 2014 to 2015 was mainly due to the increase in profits of Mining, Sasol Oil and Republic of Mozambique Pipeline Investment Company.

        While the share of profit attributable to non-controlling interests was the same in 2014 as in 2013, Sasol Gas' profit increased while Sasol Oil's profit decreased, resulting in unchanged profit attributable to non-controlling interest in 2014 compared to 2013.

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

Turnover per segment

	Operating business units		Strategic business units
	Mining	Exploration and Production International	Energy	Base Chemicals	Performance Chemicals	Other	Total
	(Rand in millions)
2015
External turnover	2 215	2 043	75 264	36 838	68 874	32	185 266
% of external turnover	1%	1%	41%	20%	37%	—	100%
Inter-segment turnover	13 472	3 129	536	2 890	2 910	189	23 126
% of inter-segment turnover	58%	14%	2%	12%	13%	1%	100%

Total turnover	15 687	5 172	75 800	39 728	71 784	221	208 392

2014
External turnover	2 154	2 990	84 632	42 262	70 592	53	202 683
% of external turnover	1%	1%	42%	21%	35%	—	100%
Inter-segment turnover	11 980	2 218	1 420	2 778	2 982	—	21 378
% of inter-segment turnover	56%	10%	7%	13%	14%	—	100%

Total turnover	14 134	5 208	86 052	45 040	73 574	53	224 061

2013
External turnover	1 833	2 177	71 342	41 174	53 352	13	169 891
% of external turnover	1%	1%	42%	24%	32%	—	100%
Inter-segment turnover	10 491	1 457	610	2 463	2 063	—	17 084
% of inter-segment turnover	61%	9%	4%	14%	12%	—	100%

Total turnover	12 324	3 634	71 952	43 637	55 415	13	186 975

Profit from operations per segment

	Operating business units		Strategic business units
	Mining	Exploration and Production International	Energy	Base Chemicals	Performance Chemicals	Other	Total
	(Rand in millions)
Profit from operations 2015	4 343	(3 170)	22 526	10 208	12 714	(72)	46 549
% of total	9%	(7)%	48%	22%	27%	—	100%

Profit from operations 2014	2 453	(5 980)	31 423	6 742	11 848	(668)	45 818
% of total	5%	(13)%	69%	15%	26%	(1)%	100%

Profit from operations 2013	2 214	(1 886)	26 973	4 146	6 955	2 443	40 845
% of total	5%	(5)%	66%	10%	17%	6%	100%

Segment review

Operating Business Units

Mining—results of operations

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2 215	2 154	61	3	1 833	321	18
Inter-segment	13 472	11 980	1 492	12	10 491	1 489	14

Total turnover	15 687	14 134	1 553	11	12 324	1 810	15
Operating costs and expenses(1)	(11 344)	(11 681)	337	(3)	(10 110)	(1 571)	16

Profit from operations	4 343	2 453	1 890	77	2 214	239	11

Operating margin %	28	17			18

(1)
Operating costs and expenses net of other income.

Results of operations 2015 compared to 2014

        Total turnover increased by 11% from R14 134 million to R15 687 million. Profit from operations increased by 77% to R4 343 million compared to the prior year. This was mainly as a result of a 2% increase in productivity, the optimisation of production opportunities, benefits of the BPEP of R569 million and higher export coal volumes, which was partially negated by lower export coal prices.

        Production volumes remained at 41,2 Mt for 2015 compared with 41,5 Mt in 2014.

        Operating costs and expenses decreased by 3%, mainly due to the BPEP initiative which focused on cost reduction. Normalised mining unit costs of production decreased by 2% compared to the prior year.

Results of operations 2014 compared to 2013

        Total turnover increased by 15% from R12 324 million to R14 134 million. Profit from operations increased by 11% to R2 453 million compared to the prior year. The improved profitability was supported by higher export volumes, increased internal sales prices, as well as the weaker rand/US$ exchange rate. Mining's normalised mining unit cost from its operations increased by 7% compared with the prior year. Sales volumes remained flat at 44,5 million tons (Mt) in 2014 compared with 2013.

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

        The main factors contributing to the increase in profit from operations were:

	Change 2015/2014		Change 2014/2013
	(Rand in millions)%		(Rand in millions)%
Profit from operations, 2014 and 2013, respectively	2 453		2 214
Exchange rate effects	249	10	320	14
Net product price	680	28	614	28
Inflation on other operating costs	(287)	(12)	(383)	(17)
Net volume and productivity effects	226	9	—	—
Effects of remeasurement items	(24)	(1)	—	—
Other effects(1)	1 046	43	(312)	(14)

Profit from operations, 2015 and 2014, respectively	4 343		2 453

(1)
Other effects include share-based payments and higher depreciation due to new mines being completed.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2015	2014	2013
	(Rand in millions)
Scrapping of property, plant and equipment	6	—	13
Scrapping of assets under construction	47	—	—
Loss on disposal of other assets	—	4	—
(Profit) / loss on disposal of property, plant and equipment	(22)	3	(6)

Total loss	31	7	7

        Significant remeasurement items in 2015 include the scrapping of assets under construction of R47 million which related to belting equipment that did not comply with specifications. The profit on disposal of property, plant and equipment of R22 million related to the sale of land which was no longer required for mining purposes.

        There were no significant remeasurement items in 2014 and 2013.

Exploration and Production International—results of operations

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	2 043	2 990	(947)	(32)	2 177	813	37
Inter-segment	3 129	2 218	911	41	1 457	761	52

Total turnover	5 172	5 208	(36)	(1)	3 634	1 574	43
Operating costs and expenses(1)	(8 342)	(11 188)	2 846	(25)	(5 520)	(5 668)	103

Loss from operations	(3 170)	(5 980)	2 810	(47)	(1 886)	(4 094)	217

Operating margin %	(61)	(115)			(52)

(1)
Operating costs and expenses net of other income including exploration costs and depreciation.

Results of operations 2015 compared to 2014

        Total turnover decreased by 1% from R5 208 million in 2014 to R5 172 million in 2015.

        Our Canadian operations produced and sold 21,8 billion standard cubic feet (bscf) of natural gas during 2015 compared to 21,3 bscf in 2014. Total condensate sales increased from 0,3 million bbl in 2014 to 0,5 million bbl in 2015. Oil production in Gabon was slightly lower and averaged 16 284 barrels of oil per day (on a gross basis).

        The business recorded a loss from operations of R3 170 million compared to a loss from operations of R5 980 million in the prior year. Excluding the partial impairment of our Canadian shale gas operations of R1 296 million, the partial impairment reported during the first half of the financial year of R1 331 million of our Etame assets in Gabon, and a loss of R569 million on exiting the Nigerian upstream licences, the business generated a profit of R26 million in 2015.

        Our Mozambican producing operations recorded a profit of R1 847 million (2014—R1 586 million), principally due to favourable gas prices and a 13% increase in gas volumes, coupled with increased cost containment initiatives. Our Gabon assets recorded a loss of R1 124 million compared to a profit of R827 million in the prior year due to lower oil prices.

        Our Canadian shale gas assets in Montney generated a loss from operations of R2 449 million compared to a loss of R7 003 million in 2014, which included the partial impairment of the assets of R5 308 million (CAD540 million) in the prior year. Due to a further decline in gas prices in North America, we recognised an additional partial impairment of R1 296 million (CAD133 million) on our Canadian shale gas operations during this year. Excluding the effect of the impairment, the loss decreased to R1 153 million compared to R1 695 million in the prior year, mainly due to a lower depreciation rate and operational costs.

        Despite the impact of lower gas prices and weaker oil prices affecting the profitability of the business, E&PI was able to contribute more than R3 billion to Sasol's cash conservation initiatives during the year through reduced capital cash flow and exploration spend and cash fixed cost savings.

Results of operations 2014 compared to 2013

        Total turnover increased by 43% from R3 634 million in 2013 to R5 208 million in 2014. Production volumes from our assets in Mozambique and Gabon increased by 9%, mainly due to an improvement in production. Natural gas produced and sold in Mozambique increased by 11% from 94,4 bscf in 2013 to 105,1 bscf in 2014. Our Canadian operations produced and sold 21,3 bscf of natural gas during 2014 compared to 22,3 bscf in 2013.

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

        The main factors contributing to the movement in the loss from operations were:

	Change 2015/2014		Change 2014/2013
	(Rand in millions)%		(Rand in millions)%
Loss from operations, 2014 and 2013, respectively	(5 980)		(1 886)
Exchange rate effects	(41)	1	159	(8)
Net product and feedstock price	(648)	11	337	(18)
—crude oil effects	(847)	14	10	(1)
—other products	199	(3)	327	(17)
Inflation on other operating costs	(14)	—	(68)	4
Net volume and productivity effects	602	(10)	357	(19)
Effects of remeasurement items(1)	2 346	(39)	(5 044)	267
Other effects	565	(10)	165	(9)

Loss from operations, 2015 and 2014, respectively	(3 170)		(5 980)

(1)
The amount in 2015 includes an impairment of R1,3 billion on the Canadian shale gas operations and R1,3 billion on the Etame asset in Gabon. The amount in 2014 included the impairment of the Canadian shale gas assets of R5,3 billion.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2015	2014	2013
	(Rand in millions)
Write-off of unsuccessful exploration wells	—	43	469
Impairment of property, plant and equipment	238	2 828	—
Impairment of assets under construction	2 384	2 611	15
Scrapping of property, plant and equipment	2	(7)	14
Profit on sale of property, plant and equipment	(1)	(3)	(1)
Profit on sale of other assets	(66)	—	—
Loss / profit on disposal of businesses	569	—	(69)

Total loss	3 126	5 472	428

        Significant remeasurement items for 2015 include the following:

  •
  Due to a further decline in gas prices in North America, we recognised an additional partial impairment of R1 296 million (CAD133 million) on our Canadian shale gas operations.

  •
  In December 2014, an impairment of R1,3 billion (US$115 million) was recognised on the Etame assets in Gabon, mainly due to the low oil price environment.

  •
  A profit of R66 million was realised on the farm-down of licence ER236 in Mozambique.

  •
  A loss of R569 million was realised on the exiting of the Nigerian upstream licences.

        Significant remeasurement items for 2014 include the following:

  •
  The write-off of the unsuccessful exploration wells of R43 million mainly relates to the Ovaka well in the Etame Marin Permit, offshore Gabon that was declared dry during 2014.

  •
  Impairment of our Canadian shale gas assets of R5 308 billion (CAD540 million). The impairment was mainly due to the decline in gas prices in North America and the decline in valuation of recent market transactions for similar assets in the Montney region.

  •
  Other impairments for 2014 include prospecting licences in Botswana of R95 million and R36 million relating to an exploration licence in Mozambique.

        Significant remeasurement items for 2013 include the following:

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

  •
  A profit of R69 million was realised on the disposal of our share in PPL426 and PPL287 licences in Papua New Guinea.

Strategic Business Units

Energy—results of operations

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	75 264	84 632	(9 368)	(11)	71 342	13 290	19
Inter-segment	536	1 420	(884)	(62)	610	810	133

Total turnover	75 800	86 052	(10 252)	(12)	71 952	14 100	20
Operating costs and expenses(1)	(53 274)	(54 629)	1 355	(2)	(44 979)	(9 650)	21

Profit from operations	22 526	31 423	(8 897)	(28)	26 973	4 450	16

Operating margin %	30	37			37

(1)
Operating costs and expenses net of other income.

Results of operations 2015 compared to 2014

        Total turnover decreased by 12% from R86 052 million in 2014 to R75 800 million in 2015 due to the sharp decline in oil prices. Profit from operations of R22 526 million decreased by R8 897 million or 28% compared to the prior year. Production volumes of refined products at Secunda Synfuels Operations and Natref operations increased by 2% and 6%, respectively, in comparison with the prior year. Secunda Synfuels Operations produced its highest throughput levels since 2004 and Natref improved production on the back of improved operations stability compared to the previous financial year.

        In South Africa, Energy's profitability was enhanced by a 5% increase in liquid fuels sales volumes, compared to the prior year, and higher refining margins on the back of strong product differentials. Despite the 33% decrease in oil prices, our gross margins in this business decreased by only 19% for the year. Through our BPEP, the business managed to contain our normalised cash cost increase per unit for the full year to below SA PPI. Gas sales were 1% higher compared to the prior year and our Central Termica de Ressano Garcia joint operation in Mozambique delivered 206 452 megawatt-hours of electricity. Operating costs and expenses decreased by 2% mainly due to the BPEP initiative which was aimed at reducing costs.

        The share of profit from equity accounted joint ventures of R1 941 million decreased from R3 710 million in the prior year. This was primarily due to lower oil prices and an earlier than planned shutdown at our ORYX GTL facility. The plant achieved an average utilisation rate of 90%.

        In Nigeria, EGTL achieved BO, with its first train achieving BO in June 2014, followed by the second train during November 2014.

Results of operations 2014 compared to 2013

        Total turnover increased by 20% from R71 952 million in 2013 to R86 052 million in 2014.

        Profit from operations increased by 16% to R31 423 million compared to the prior year primarily due to increased sales volumes and a weaker average rand/US dollar exchange rate. Operating costs and expenses increased by 21% mainly due to higher feedstock and electricity prices.

        The main factors contributing to the movement in profit from operations were:

	Change 2015/2014		Change 2014/2013
	(Rand in millions)%		(Rand in millions)%
Profit from operations, 2014 and 2013,respectively	31 423		26 973
Exchange rate effects	4 539	15	7 242	27
Net product and feedstock price	(14 998)	(48)	(1 870)	(7)
—crude oil effects	(13 896)	(44)	(456)	(2)
—other products	(1 102)	(4)	(1 414)	(5)
Inflation on other operating costs	(906)	(2)	(788)	(3)
Net volume and productivity effects	723	2	1 651	6
Effects of remeasurement items	151	—	75	—
Other effects(1)	1 594	5	(1 860)	(7)

Profit from operations, 2015 and 2014, respectively	22 526		31 423

(1)
These primarily include the effects of the cash settled share-based payment credit to the income statement for the year ended 30 June 2015 compared to an expense in the prior year.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2015	2014	2013
	(Rand in millions)
Impairment of goodwill	—	—	45
Impairment of investment	—	275	—
Impairment of assets under construction	155	—	—
Impairment / (reversal of impairment) of property, plant and equipment	2	8	(8)
Realisation of foreign currency translation reserve	(329)	—	—
(Profit) / loss on disposal of property, plant and equipment and intangible assets	(11)	5	8
Profit on disposal of businesses	(126)	(453)	(2)
Profit on sale of other assets	(6)	—	—
Scrapping of assets under construction	167	178	27
Scrapping of property, plant and equipment	44	34	52

Total (profit) / loss	(104)	47	122

        Significant remeasurement items in 2015 include the following:

  •
  An impairment of assets under construction of R155 million relating to the US gas-to-liquids (US GTL) plant. Due to the delay in the final investment decision of the US GTL plant, we reviewed the costs incurred and capitalised to date. Following a detailed review and evaluation, we impaired R155 million of costs for which no future benefits are expected.

  •
  The foreign currency translation reserve of R329 million was realised during the year when a marketing subsidiary, Sasol Synfuels International Marketing, was liquidated.

  •
  A profit of R84 million on the disposal of the Exel Lesotho business.

  •
  A profit of R42 million was as a result of the dilution of the Uzbekistan GTL investment. In terms of amendments to the shareholders' agreement and current volatile macroeconomic environment, Sasol agreed to not contribute further capital to the investment until a longer term plan is agreed. Accordingly, the group's interest in the Uzbekistan GTL company has been diluted to 40,3% as a result of further capital contributions made by the local partner. A profit of R42 million was recognised on the dilution.

  •
  The scrapping of assets under construction of R167 million relates mainly to the Clean Fuels 2 programme, whereby the scope of the project changed due to new cleaner fuels standards.

        Significant remeasurement items in 2014 include the following:

  •
  The impairment of investment of R275 million relates to the partial impairment of our investment in Uzbekistan GTL.

  •
  Sasol disposed of its 49% share in Spring Lights Gas resulting in a gain of R453 million.

  •
  Scrapping of assets under construction of R178 million relates mainly to the Clean Fuels 2 programme, where by the scope of the project changed due to new cleaner fuels standards.

        Significant remeasurement items in 2013 include the following:

  •
  The impairment of goodwill of R45 million relates to the disposal of Sasol's bitumen business, operated by Tosas.

  •
  Scrapping of assets under construction of R27 million and property, plant and equipment of R52 million relates to projects which are no longer economically viable and whose technologies can no longer be used.

Base Chemicals—results of operations

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)	(%)	(Rand in millions)	(%)
Turnover
External	36 838	42 262	(5 424)	(13)	41 174	1 088	3
Inter-segment	2 890	2 778	112	4	2 463	315	13

Total turnover	39 728	45 040	(5 312)	(12)	43 637	1 403	3
Operating costs and expenses(1)	(29 520)	(38 298)	8 778	(23)	(39 491)	(1 193)	(3)

Profit from operations	10 208	6 742	3 446	51	4 146	2 596	63

Operating margin %	26	15			10

(1)
Operating costs and expenses net of other income.

Results of operations 2015 compared to 2014

        Total turnover decreased by 12% from R45 040 million in 2014 to R39 728 million in 2015. This was primarily due to the sale of our Solvents Germany and Sasol Polymer Middle East operations in 2014. On a normalised basis, sales volume increased by 2%.

        Base Chemicals delivered a strong performance, increasing profit from operations by 51% to R10 208 million compared to the prior year. Normalised cash fixed costs were contained to below inflation. The negative impact on margins, as a result of a 13% decline in dollar-based sales prices, was partly negated by the weaker rand/US dollar exchange rate. Chemical sales prices displayed some resilience when compared to the crude oil prices over the same period.

        Profit from operations further benefited from the reversal of the administrative penalty of R534 million, which was imposed by the South African Competition Tribunal in June 2014, and the lower depreciation charge amounting to R684 million, which arose from the extension in the useful life of our operating assets in South Africa.

Results of operations 2014 compared to 2013

        Total turnover increased by 3% from R43 637 million in 2013 to R45 040 million in 2014 mainly due to increased sales volumes and higher dollar based prices and a weaker exchange rate. The explosives and fertiliser businesses faced challenging trading and market conditions, prolonged by industrial action in the platinum mining sector and depressed nitrogen fertiliser business.

        Operating costs and expenses includes penalties of R534 million relating to the South African Competition Tribunal fine, a final loss on Arya Sasol Polymers Company (ASPC) business in Iran of R198 million, a partial impairment of R466 million of our Solvents Germany operations as well as a loss on disposal of these operations of R966 million.

        The main factors contributing to the increase in profit from operations were:

	Change 2015/2014		Change 2014/2013
	(Rand in millions)%		(Rand in millions)%
Profit from operations, 2014 and 2013, respectively	6 742		4 146
Exchange rate effects	2 487	37	2 948	71
Net product and feedstock price	(4 876)	(72)	1 357	33
—crude oil effects	(1 715)	(25)	36	1
—other products	(3 161)	(47)	1 321	32
Inflation on other operating costs	(541)	(8)	(711)	(17)
Net volume and productivity effects	(300)	(5)	1 373	33
Effects of remeasurement items	1 672	25	(1 332)	(32)
Other effects(1)	5 024	74	(1 039)	(25)

Profit from operations, 2015 and 2014, respectively	10 208		6 742

(1)
These primarily include the effects of the cash settled share-based payment credit to the income statement for the year ended 30 June 2015 compared to an expense in the prior year.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2015	2014	2013
	(Rand in millions)
Impairment of assets under construction	—	11	9
Impairment of goodwill	—	16	—
Impairment of intangible assets	3	23	60
Impairment of investment	—	2	8
Impairment of property, plant and equipment	—	447	205
Loss on disposal of businesses	11	1 088	—
Loss on disposal of intangible assets	169	2	6
(Profit) / loss on disposal of property, plant and equipment	(211)	(7)	1
Scrapping of assets under construction	53	87	23
Scrapping of property, plant and equipment	68	96	121

Total loss	93	1 765	433

        Significant remeasurement items in 2015 include the following:

  •
  A loss on disposal of intangible assets of R169 million was recognised on the disposal of the Wesco packing and distribution centre.

  •
  A profit on disposal of R211 million was recognised on property, plant and equipment, R195 million related to the disposal of the Wesco packaging and distribution centre.

  •
  Scrapping of assets under construction of R53 million mainly relates to the Clean Fuels 2 project that was further evaluated for closed out activities.

  •
  Scrapping of property, plant and equipment of R68 million, of which R26 million relates to scrapping of rhodium and palladium catalyst.

        Significant remeasurement items in 2014 include the following:

  •
  Impairment of assets under construction, intangible assets, investments and property, plant and equipment totalling R466 million (EUR32 million) relating to the Solvents Germany assets.

  •
  Scrapping of assets under construction of R84 million relates mainly to the Clean Fuels 2 programme, whereby the scope of the project changed due to new cleaner fuels standards, other assets under construction with carrying values of R3 million were written off.

  •
  Loss on disposal of business of R1 088 million consisting of:

  •
  Solvents Germany of R966 million (EUR67million);

  •
  De-recognition of an investment of R34 million;

  •
  Investment in ASPC of R198 million; and

  •
  Fair value gain of R110 million on the acquisition of the remaining shares in Wesco China Limited.

        Significant remeasurement items in 2013 include the following:

  •
  Impairment on property, plant and equipment of R165 million was recognised in respect of the Methyl Ethyl Ketone Moers site in Germany as a result of recurring losses.

  •
  Impairment on property, plant and equipment of R56 million was recognised in respect of the bagging and blending unit in Secunda and R7 million was written off on a liquids fertiliser unit.

    A reversal of impairment of R23 million was recognised on the Amsul cash generating unit resulting from an improvement in the overall project economics.

  •
  Scrapping of property, plant and equipment of R97 million relates to the scrapping of the rhodium catalysts, numerous assets with small carrying values were retired from use and the remaining carrying values attributable to these assets were written off to the value of R24 million.

Performance Chemicals—results of operations

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	68 874	70 592	(1 718)	(2)	53 352	17 240	32
Inter-segment	2 910	2 982	(72)	(2)	2 063	919	45

Total turnover	71 784	73 574	(1 790)	(2)	55 415	18 159	33
Operating costs and expenses(1)	(59 070)	(61 726)	2 656	(4)	(48 460)	13 266	27

Profit from operations	12 714	11 848	866	7	6 955	4 893	70

Operating margin %	18	16			13

(1)
Operating costs and expenses net of other income.

Results of operations 2015 compared to 2014

        Turnover decreased by 2% from R73 574 million to R71 874 million, despite the 33% decline in oil prices. The positive performance is largely as a result of a 2% increase in sales volumes mainly due to improved production output, higher demand, and resilient gross margins, supported by a weaker rand/US dollar exchange rate.

        Profit from operations increased by 7% to R12 714 million compared to R11 848 million for the prior year. The financial performance was positively impacted by the R2 021 million impairment reversal of the FT Wax Expansion Project in Sasolburg and the weaker rand/US dollar exchange rate. Normalising for the impairment reversal and the R2 449 million payment received from the European Commission in the prior year, profit from operations increased by 14% compared to the previous financial year.

        In base currency terms, cash fixed costs were maintained within inflation. Our business in the United States realised favourable margins, despite a 33% decrease in oil prices, which negatively impacted the results of our ethylene value chain. Our Eurasian Operations reported a 3% increase in production volumes.

Results of operations 2014 compared to 2013

        Total turnover increased by 33% from R55 415 million in 2013 to R73 574 million in 2014 mainly due to increased sales volumes and higher dollar based prices and a weaker rand/euro exchange rate.

        Profit from operations increased in 2014 by 70% to R11 848 million compared to R6 955 million in 2013. Profit from operations includes a payment of R2,5 billion (EUR168,2 million) received from the European Commission, based on a favourable judgement for Sasol by the European General Court by which the Court has reduced a fine paid by Sasol in 2009 from EUR318,2 million to EUR149,98 million.

        The US operations continued to benefit from the low US ethane price, and while our European operations had some year-on-year improvement in results, they remained under pressure due to softer demand, coupled with continued high petrochemical feedstock prices and the slower than expected economic recovery in Europe.

        The main factors contributing to the movement in profit from operations were:

	Change 2015/2014		Change 2014/2013
	(Rand in millions)%		(Rand in millions)%
Profit from operations, 2014 and 2013, respectively	11 848		6 955
Exchange rate effects	1 160	10	1 911	27
Net product and feedstock price	(1 166)	(10)	791	11
—crude oil effects	(2 329)	(20)	—	—
—other products	1 163	10	791	11
Inflation on other operating costs	(393)	(3)	(384)	(6)
Net volume and productivity effects	1 099	9	(452)	(6)
Effects of remeasurement items(1)	2 058	17	1 593	23
Other effects(2)	(1 892)	(16)	1 434	21

Profit from operations, 2015 and 2014, respectively	12 714		11 848

(1)
Remeasurement items include the R2 021 million impairment reversal of the FT Wax Expansion Project.

(2)
These primarily include the effects of the cash settled share-based payment credit to the income statement for the year ended 30 June 2015 compared to an expense in the prior year.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2015	2014	2013
	(Rand in millions)
(Reversal of impairment) / impairment of assets under construction	(1 710)	—	2 030
Impairment of goodwill	—	3	3
(Reversal of impairment) / impairment of intangible assets	(15)	36	37
Impairment of investments	—	1	—
(Reversal of impairment) / impairment of property, plant and equipment	(241)	6	1
Profit / loss on sale of property, plant and equipment	(9)	3	4
Scrapping of assets under construction	107	120	3
Scrapping of property, plant and equipment	47	85	16
Loss / (profit) on disposal of businesses	17	—	(247)

Total (profit) / loss	(1 804)	254	1 847

        Significant remeasurement items for 2015 include the following:

  •
  Net reversal of impairment of assets under construction of R1 710 million arises mainly from the FT Wax Expansion Project reversal of R1 727 million, and other smaller impairments amounting to R17 million.

  •
  Net reversal of impairment of property, plant and equipment of R241 million arises mainly from the FT Wax Expansion Project reversal of R294 million, and other smaller impairments amounting R53 million.

  •
  Scrapping of assets under construction of R107 million mainly relates to the Clean Fuels 2 project that was further evaluated for closed out activities.

  •
  Various items with a net book value of R47 million were scrapped during the year.

        The remeasurement items for 2014 include the following:

  •
  Impairment of intangible assets—due to the decrease in the market price of emission rights during the year, emission rights to the value of R57 million were impaired during the year, partially offset by a reversal of R21 million relating to emission rights of Sasol Italy during the year.

  •
  Scrapping of the asset under construction relates to the write-down of the Tetramerisation plant, phase 2 of R86 million, as the project was no longer considered viable.

  •
  Scrapping of property, plant and equipment is mainly due to the scrapping of rhodium catalyst of R32 million and various other assets to the value of R53 million were written off during the year.

        The remeasurement items for 2013 include the following:

  •
  Impairment of assets under construction and goodwill—An impairment of R2 033 million was recognised at 30 June 2013 in respect of the FT Wax Expansion Project in Sasolburg. The impairment was allocated to assets under construction (R2 030 million) and goodwill (R3 million).

  •
  An impairment of R37 million was recognised in respect of intangible assets due to the decrease in the market price of emission rights during the year.

  •
  The fair value gain of R233 million on the acquisition of businesses relates to the remeasurement to fair value of our existing shareholding in the Phenolics business, which arose from the acquisition of the remaining 50% of Phenolics.

Other

Group Functions—results of operations

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Turnover
External	32	53	(21)	(40)	13	40	308
Inter-segment	189	—	189	—	—	—	—

Total turnover	221	53	168	(317)	13	40	308
Operating costs and expenses(1)	(293)	(721)	428	(59)	2 430	(3 151)	(130)

(Loss)/profit from operations	(72)	(668)	596	(89)	2 443	(3 111)	(127)

(1)
Operating costs and expenses net of other income.

Results of operations 2015 compared to 2014

        Operating loss for 2015 was positively impacted by lower share-based payment expenses due to the decrease in the Sasol share price and a once off charge of R547 million on the realisation of the foreign currency translation reserve.

Results of operations 2014 compared to 2013

        Operating loss for 2014 was negatively impacted by higher share-based payment expenses due to the increase in the Sasol share price.

Remeasurement items

        Operating costs and expenses include the effect of the following remeasurement items:

	2015	2014	2013
	(Rand in millions)
Impairment of asset under construction	—	3	42
Impairment of intangible assets	—	1	9
Impairment/(reversal of impairment) of long-term loans	1	(1)	2
Profit / loss on sale of intangible assets	(4)	23	—
Loss on sale of other assets	10	27	—
Profit on disposal of property, plant and equipment	(4)	(13)	(11)
Realisation of foreign currency translation reserve	(547)	—	—
Scrapping of assets under construction	2	1	37
Scrapping of property, plant and equipment	7	43	33

Total (profit) / loss	(535)	84	112

        Significant remeasurement items in 2015 include the following:

  •
  The foreign currency translation reserve was realised during the year when a loan, which was accounted for as a net investment in foreign operation, was repaid.

        Significant remeasurement items in 2014 include the following:

  •
  Loss on sale of intangible assets of R23 million relates to an in-house software programme that was no longer in use by our Technology Function.

        The significant remeasurement items in 2013 include the following:

  •
  An impairment of assets under construction of R42 million relating to a software project in our Group Functions that was no longer economically viable.

  •
  Scrapping of assets under construction of R37 million relates to numerous assets that were disposed of during the year.

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

        With oil prices moving dramatically lower over the last year, the Group Executive Committee formulated a comprehensive Response Plan to conserve cash and focus on cost containment. Our Response Plan caters for a cash conservation target range of between R30 billion and R50 billion over a 30 month-period to end June 2017. Several core levers underpin our Response Plan. These levers are:

  •
  cash cost savings;

  •
  margin and working capital improvements;

  •
  capital structuring; and

  •
  capital portfolio optimisation.

        Cash cost savings    In respect of cash cost savings, we identified an extensive list of activities which will deliver R4 billion to R7 billion of savings. During 2015, we implemented a partial salary freeze globally. Other key savings areas included real estate and external spend. While our Response Plan protects cash over a relatively short period, certain initiatives we have implemented will result in substantial longer term cost savings in the region of R1 billion annually from financial year 2018.

        Margin and working capital improvements    With a target of R5 billion to R9 billion, through our margin and working capital lever, we are driving margin and efficiency improvements. We are also optimising our accounts receivable balances and inventory-on-hand.

        Capital structuring    During 2015, the Sasol Limited Board confirmed a change in our dividend policy based on a cover range. We are also considering other opportunities in this area, which has allowed us to set a target range of R8 billion to R12 billion.

        Capital portfolio optimisation    In January 2015, we announced that we are right-sizing our capital portfolio, given the uncertain macroeconomic environment. As a result of this exercise, we decided to delay the final investment decision on our gas-to-liquids plant in the US. We are also reprioritising our other growth and sustenance capital projects to conserve cash over 30 months to end June 2017. Our target range is R13 billion to R22 billion.

        The Response Plan and the Business Performance Enhancement Programme, which was implemented in 2012, over a four year period, enhanced the group's strong cash position. Our net cash position improved by 39% from R38 billion in June 2014 to R53 billion at 30 June 2015, largely driven by the stronger than expected operational business performance.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2015, 2014 and 2013:

	2015	2014	2013
	(Rand in millions)
Net cash retained from operating activities	40 936	43 975	36 292
Net cash used in investing activities	(42 085)	(37 813)	(30 833)
Net cash generated by financing activities	13 065	909	8 516

        The cash generated by our operating activities is applied first to fund our operations, pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is applied primarily to invest in our capital investment programme.

Operating activities

        Cash generated by operating activities decreased by 6% to R61 783 million in 2015 and increased by 26% to R65 449 million in 2014.

        Net cash retained from operating activities has decreased over the past year to R40 936 million from R43 975 million in 2014, mainly as a result of a decrease in turnover due to lower oil prices (average dated Brent was 33% lower at US$73,46/barrel for the year ended 30 June 2015 compared with US$109,40/barrel in the prior year). The impact of low crude oil prices was partially offset by the weakening of the average rand/US dollar exchange rate, lower dividends and a reduction in cash costs, in line with our Response Plan. In 2015, the average rand/US dollar exchange rate weakened by 10% to R11,45/US$ at 30 June 2015 compared with R10,39/US$ at 30 June 2014.

        In 2014, net cash retained from operating activities increased to R43 975 million from R36 292 million in 2013 as a result of improved operational performance and the weakening of the average rand/US dollar exchange rate.

        Cash flows retained from operating activities include the following significant cash flows:

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Cash generated by operating activities	61 783	65 449	(3 666)	(6)	51 906	13 543	26
Income tax paid	(10 057)	(13 647)	3 590	(26)	(10 367)	(3 280)	32
Dividends paid	(12 739)	(13 248)	509	(4)	(10 787)	(2 461)	23

        The decrease in income tax paid resulted primarily from claiming an energy efficiency tax allowance in respect of our plants in Secunda and capital incentive allowances in respect of Phase one of the FT Wax Expansion Project which reached beneficial operation in the year. The increase in tax paid in 2014 was due to the increase in taxable profit of the group during 2014.

        Dividends paid amounted to R 12 739 million in 2015 compared to R13 248 million in 2014 and R10 787 million in 2013. Our previous dividend distribution policy was a progressive dividend policy. In February 2015, the Sasol Limited Board approved a change in the Company's dividend policy, which is based on a dividend cover range. Headline earnings per share will serve as the basis for deciding on the dividend amount. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macroeconomic environments are considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,4 times. Our dividend cover is 2,7 times for 2015.

Investing activities

        Net cash utilised in investing activities has increased from R30 833 million in 2013 to R37 813 million in 2014 and to R42 085 million in 2015.

        Cash flows utilised in investing activities include the following significant cash flows:

	2015	2014	Change	Change	2013	Change	Change
	(Rand in millions)			(%)	(Rand in millions)		(%)
Additions to non-current assets(1)	(45 106)	(38 779)	(6 327)	16	(30 414)	(8 365)	28
Acquisition of interests in joint ventures	—	—	—	—	(730)	730	(100)
Disposal of businesses	738	1 353	(615)	(45)	167	1 186	710
Acquisition of interests in associates.	—	(519)	519	(100)	—	(519)	100

(1)
Includes additions to property, plant and equipment, assets under construction and intangible assets.

Additions to non-current assets

        In 2015, we invested approximately R45 billion, compared with R39 billion in 2014 and R30 billion in 2013, in capital expenditure (on a cash flow basis excluding capitalised borrowing costs and including projects entered into by our joint operations) to sustain and enhance our existing facilities and to expand operations.

        The additions to non-current assets are primarily due to capital expenditure on projects to expand our operations, which includes the following key projects:

Projects(1)	Business unit	30 June 2015	30 June 2014	30 June 2013
		(Rand in millions)
Loop Lines project	Energy	490	613	407
Canadian shale gas exploration and development	Exploration and Production International	2 924	3 155	3 177
Mozambique exploration and development	Exploration and Production International	571	181	703
Fischer-Tropsch wax expansion project	Performance Chemicals	1 804	2 170	2 271
Lake Charles Chemicals project	Base and Performance Chemicals	13 977	5 081	1 032
High density polyethylene plant	Base Chemicals	620	283	25
Gas-to-liquids project in North America	Energy and Performance Chemicals	1 464	1 461	168
Other projects to expand operations(2)	Various	3 225	5 876	7 644

		25 075	18 820	15 427

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

        In addition, we invested R 20 031 million, R19 959 million and R14 987 million on non-current assets in 2015, 2014 and 2013, respectively, to sustain existing operations.

Projects(1)(2)	Business unit	2015	2014	2013
		(Rand in millions)
Impumelelo colliery to maintain Brandspruit colliery operation	Mining	1 070	1 265	1 016
Shondoni colliery to maintain Middelbult colliery operation	Mining	1 226	1 396	618
Major shutdown and statutory maintenance	Energy, Base and Performance Chemicals	3 219	3 392	2 299
Gabon exploration and development	Exploration and Production International	856	578	392
Volatile organic compounds abatement	Energy, Base and Performance Chemicals	627	297	407
Replacement of tar tanks and separators	Energy, Base and Performance Chemicals	589	680	471
Coal tar filtration east project	Energy, Base and Performance Chemicals	585	515	286
Refurbishment of equipment	Mining	556	501	448
Tweedraai project	Mining	381	560	43
Expenditure related to environmental obligations	Various	563	488	896
Expenditure incurred relating to safety regulations	Various	537	879	463
Other projects to sustain existing operations	Various	9 822	9 408	7 648

		20 031	19 959	14 987

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

        Included in the above capital expenditure, we invested approximately R79 million in intangible assets (including investments made by joint operations), mainly in respect of software, patents and trademarks, during the year. For a discussion of the method of financing capital expenditure, refer to "Item 5.B—Liquidity and capital resources—Liquidity".

        As at 30 June 2015, we had authorised approximately R176 billion of group capital expenditure in respect of projects in progress, of which we had spent approximately R60 billion by 30 June 2015. Of the unspent capital commitments of R116 billion, we expect to spend R67 billion in 2016 and R49 billion between 2017 and 2020. For more information regarding our capital commitments refer to "Item 5.F—Capital and contractual commitments".

Acquisition of interests in joint ventures

        In 2013, we acquired the remaining 50% shareholding in Merisol for a purchase consideration of R730 million (US$85 million).

Acquisition of interests in associates

        In 2013, we acquired the remaining 60% shareholding in Wesco China Limited for a purchase consideration of R519 million (US$52 million), resulting in a fair value gain of R110 million on the acquisition.

Disposals

        During 2015, we disposed of businesses for a net consideration of R738 million (2014—net consideration of R1 353 million and 2013—net consideration of R167 million). The disposals during 2015 include the following:

  •
  On 31 July 2014, Sasol obtained approval from the South African Competition Commission for the disposal of its air separation unit in Sasolburg to Air Products South Africa for a purchase consideration of R482 million. As a result of this transaction, Sasol entered into a long-term supply agreement with Air Products South Africa for the site's gaseous products requirements, which has been accounted for as a sale and leaseback transaction;

  •
  On 1 November 2014, the sale of our marketing business, Exel Lesotho (Pty) Ltd, was concluded for a purchase consideration of R164 million, realising a profit on disposal of R84 million;

  •
  We disposed of other smaller investments for considerations totalling R92 million.

        The 2014 disposals include the following:

  •
  In July 2013, Sasol disposed of its 49% share in Spring Lights Gas for a purchase consideration of R474 million, realising a profit on disposal of R453 million;

  •
  In August 2013, Sasol disposed of its 50% interest in ASPC for a purchase consideration of R3 606 million (US$365 million). The purchase consideration was settled through dividends, shareholder loans and cash. The cash consideration transferred in 2014 was R1 845 million. A final loss of R198 million was recognised on the disposal of the investment; and

  •
  In May 2014, Sasol disposed of its Solvents Germany GmbH assets when merger control approval was obtained for the transaction. As part of the disposal, Sasol contributed R1 032 million (EUR71 million) for the transfer of the disposal group.

        The 2013 disposals include the following:

  •
  In April 2013, Sasol disposed of its bitumen business, operated by Tosas, for a consideration of R116 million. We also disposed of our Sasol Gulf business for a consideration of R51 million.

Financing activities

        The group's operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities.

        Our long-term capital expansion projects are financed by a combination of floating and fixed rate long-term debt, as well as internally generated funds. This debt is normally financed in the same currency as the underlying project and the repayment terms are designed to match the cash flows expected from that project.

        Given the scale of the capital requirements for our growth initiatives and potential impact on the group's gearing and credit rating, we consider various funding alternatives, including specific project financing, export credit agency funding, bank loans as well as corporate and project bonds. Equity funding is expensive until projects are commissioned and is therefore not the preferred option to fund our capital projects. Where projects are executed in partnerships and in foreign jurisdictions, particularly those where an element of political risk exists, project finance is used as a development tool to mitigate such risk as well as geographic and concentration risk and to some extent, liquidity risk.

        Our growth aspirations have been prioritised as we steadily advance our growth strategy, particularly in Southern Africa and North America. Capital investments in these regions will constitute a significant portion of our total capital expenditure over the next 10 years. Our gearing remains low, and we have sufficient headroom in our balance sheet to fund selective growth opportunities, grow dividends and provide a buffer against volatilities. Given that a large portion of our funding for our capital intensive growth plan will come from the offshore debt markets, we are acutely aware that we need to manage our gearing within our long-term targeted range. We expect that our gearing is likely to reach our targeted gearing range of 20%—40% in the near term.

        Following the successful issue of our US dollar bond in 2013, flexibility has been introduced into our funding plan. This provides us with the opportunity to approach international bond markets to fund our growth projects in North America. We continue to maintain this flexible funding approach to our capital expenditure programme, taking into account all available funding options and ensuring that our pipeline of growth projects (which has been approved by the Board) is not affected, and that our capital investments continue unabated to provide a foundation for our long-term shareholder value proposition.

        Net cash retained from financing activities was R13 065 million in 2015, compared with net cash retained of R909 million in 2014 and R8 516 million in 2013. The following significant cash flows are included in financing activities:

	2015	2014	Change 2015/2014	Change 2015/2014	2013	Change 2014/2013	Change 2014/2013
	(Rand in millions)			(%)	(Rand in millions)		(%)
Repayment of short-term debt	(2 280)	(2 497)	217	(9)	(1 834)	(663)	36
Repayment of long-term debt	(1 663)	(2 207)	544	(25)	(1 763)	(444)	25
Proceeds from short-term debt	2 686	2 346	340	14	2 049	297	14
Proceeds from long-term debt	14 543	3 263	11 280	346	9 597	(6 334)	(66)

        In 2015, proceeds from long-term debt related primarily to the funding of the Lake Charles Chemical Project in the United States.

        In 2014, proceeds from long-term debt related primarily to Mining's mine replacement programme funding of R2,5 billion.

        In 2013, proceeds from long-term debt included the US$1 billion bond issued by Sasol Financing International Plc, an indirect 100% owned finance subsidiary of Sasol Limited, and various other facilities raised across the group. Sasol Limited has fully and unconditionally guaranteed the US$1 billion bond. In November 2014, the obligations of the issuer were assumed by Sasol Financing International Limited, an indirect 100% owned finance subsidiary of Sasol Limited. There are no restrictions on the ability of Sasol Limited to obtain funds from the finance subsidiary by dividend or loan.

        At the annual general meeting held on 30 November 2012, shareholders granted the authority to the Sasol directors to repurchase up to 10% of Sasol's issued share capital (excluding the preferred ordinary and Sasol BEE shares) for a further maximum of 15 months. On 22 November 2013, shareholders renewed the authority to the Sasol directors to repurchase up to 10% of Sasol's issued securities. At the annual general meeting held on 21 November 2014, shareholders granted the authority to the Sasol directors to approve the repurchase up to 10% of each of Sasol's ordinary shares and Sasol BEE ordinary shares. No shares were repurchased during 2013, 2014 and 2015.

        As at 30 June 2015, through our subsidiary, Sasol Investment Company (Pty) Ltd, we held 8 809 886 ordinary shares, representing 1,43% of the issued share capital of the company, excluding the

Sasol Inzalo share transaction, for an amount of R2 641 million at a cumulative average price of R299,77 per share.

Capital resources

        Sasol Financing (Pty) Ltd and Sasol Financing International Limited act as our group's financing vehicles. All our group treasury, cash management and borrowing activities are facilitated through Sasol Financing (Pty) Ltd and Sasol Financing International Limited. The group executive committee (GEC) and senior management meet regularly, to review and, if appropriate, approve the implementation of optimal strategies for the effective management of the group's financial risk.

        Our cash requirements for working capital, share repurchases, capital expenditures, debt service and acquisitions over the past three years have been primarily financed through a combination of funds generated from operations and borrowings. In our opinion, our working capital is sufficient for present requirements.

        As at 30 June 2015, we have authorised capital expenditure of R176 billion, of which R60 billion has already been spent. See "Item 5.F—Tabular disclosure of contractual obligation—Capital commitments". Our long-term capital expansion projects including the US projects will be financed by means of a combination of internally generated cash flow and variable and fixed-rate long-term debt. This debt is normally raised in the same currency as the underlying project and repayment terms are designed to match the expected cash flows to be generated by that project.

        Our debt as at 30 June comprises the following:

	2015	2014
	(Rand in millions)
Long-term debt, including current portion	42 066	25 921
Short-term debt	534	135
Bank overdraft	319	379

Total debt	42 919	26 435
Less cash (excluding cash restricted for use)	(48 329)	(37 155)

Net cash	(5 410)	(10 720)

        As at 30 June 2015, we had R5 022 million (2014—R1 245 million) in cash restricted for use. Refer to "Item 18—Financial Statements—note 17" for a breakdown of amounts included in cash restricted for use.

        Our debt profile has a longer-term bias which is a reflection of both our capital investment programme and the favourable results generated by operating activities over the last three years.

        The group has borrowing facilities with major financial institutions of R113 732 million (2014—R44 451 million). Of these facilities, R42 919 million (2014—R26 435 million) has been utilised at year end. Refer to "Item 18—Financial Statements—note 18" for a breakdown of our banking facilities and the utilisation thereof.

        There were no events of default for the years ended 30 June 2015 and 30 June 2014.

        Besides our normal commercial borrowing facilities, the majority of which is in South Africa, an additional facility to fund short-term funding requirements in South Africa is our commercial paper programme of R8 billion, normally at fixed interest rates. There were no amounts outstanding under the commercial paper programme at 30 June 2015.

        Refer to "Item 11—Quantitative and qualitative disclosures about market risk" for a breakdown of our liabilities summarised by fixed and floating interest rates.

Debt profile

        We actively monitor and manage our cash flow requirements and to the extent that core long-term financing requirements are identified, we will finance these with longer-term debt issues.

	Less than 1 year	1 to 5 years	More than 5 years	Total
(Rand in millions)
Maturity profile long-term debt at 30 June 2015	2 797	15 946	23 323	42 066

        We endeavour to match the tenure of our debt with the nature of the asset or project being financed.

Covenants

        The group is subject to certain covenants on its debt facilities relating to earnings, debt cover, and net asset value, amongst others. There were no events of default in the year ended 30 June 2015.

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

5.C    Research and development, patents and licences

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

        Total expenditure on research in years 2015, 2014 and 2013 was R1 566 million, R1 469 million and R1 356 million, respectively. Development costs capitalised in 2015, 2014 and 2013 amounted to R79 million, R81 million and R77 million, respectively. For further information regarding our research and development activities, see "Item 4.B—Business overview—Group Functions".

5.D    Trend information

        Our financial results since the end of 2015 have been principally affected by fluctuations in dated Brent crude oil prices and a weakening of the rand to the US dollar.

        In recent months, the derived European Brent crude oil spot price decreased from the year end level as at 30 June 2015 of US$61,05/b to US$46,51/b on 2 October 2015 with a high of US$61,67/b and a low of US$41,86/b during that period. Due to a combination of unexpected demand weakness in some major economies and the increase in supply into the oil market from non-traditional sources we expect crude oil prices to remain volatile at lower levels in the short to medium term.

        The average rand to US dollar exchange rate was R11,45 at 30 June 2015. The rand weakened subsequent to 30 June 2015 reaching R13,73 per US dollar at 2 October 2015 with a high of R14,07 per US dollar and a low of R12,25 per US dollar during the period 1 July 2015 to 2 October 2015. We believe that the rand is currently undervalued by more than 10% and the effects of developments around wage negotiations in South Africa, the impact of potential electricity supply constraints, the funding of South Africa's relatively large current account deficit and the reaction of credit rating agencies to developments in the country has not yet been fully priced into the currency.

        We anticipate a high risk of significant currency volatility on the back of global geo-political tensions and the start of the interest rate normalisation cycle in key global economies. The risk of further depreciation of the rand/US dollar exchange rate will increase significantly if wage negotiations are not successful and result in industrial action.

5.E    Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet structured entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2015, the group has recognised amounts in respect of certain guarantees and indemnities. Refer to "Item 18—Financial Statements—note 58" for further information.

        As at 30 June 2015, the group has issued the following guarantees for which the liabilities have not been included in the statement of financial position.

	Note	Maximum potential amount 2015
		(Rand in millions)
Guarantees in respect of subsidiaries and joint operations
In respect of the shale gas ventures	i	6 438
Other guarantees and claims	ii	454
Guarantees in respect of joint ventures and associates
In respect of EGTL ventures	iii	3 042
In respect of GTL ventures	iv	2 914
Other performance guarantees	v	526

i.
Guarantees of R6 438 million have been issued to Progress Energy Inc, in respect of the development of theFarrel Creek and Cypress A shale gas assets in Canada.

ii.
Included in other guarantees are guarantees for customs and excise of R454 million in respect of feedstock purchases.

iii.
A performance guarantee has been issued in respect of Escravos GTL for the duration of the investment in the associate to an amount of US$250 million (R3 042 million).

iv.
Sasol Limited has issued the following significant guarantees for the obligations of various of its subsidiaries in respect of the GTL Ventures. These guarantees relate to the construction and funding of ORYX GTL Limited in Qatar, including inter alia: A guarantee for the take-or-pay obligations of a wholly owned subsidiary under the gas sale and purchase agreement (GSPA) entered into between ORYX GTL Limited, Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited, by virtue of this subsidiary's 49% shareholding in ORYX GTL Limited. Sasol's exposure is limited to the amount of US$180 million

  (R2 184 million). In terms of the GSPA, ORYX GTL Limited is contractually committed to purchase minimum volumes of gas from Qatar Petroleum and ExxonMobil Middle East Gas Marketing Limited on a take-or-pay basis. Should ORYX GTL terminate the GSPA prematurely, Sasol Limited's wholly owned subsidiary will be obliged to take or pay for its 49% share of the contracted gas requirements. The term of the GSPA is 25 years from the date of commencement of operations. The project was commissioned in April 2007. Sasol Limited issued a performance guarantee for the obligations of its subsidiaries in respect of and for the duration of the investment in Sasol Chevron Holdings Limited, limited to an amount of US$60 million (R730 million). Sasol Chevron Holdings Limited is a joint venture between a wholly owned subsidiary of Sasol Limited and Chevron Corporation. All guarantees listed above are issued in the normal course of business.

v.
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

Product warranties

        The group provides product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The group generally does not establish a liability for product warranty based on a percentage of turnover or other formula. The group accrues a warranty liability on a transaction- specific basis depending on the individual facts and circumstances related to each sale. Both the liability and the annual expense related to product warranties are immaterial to the consolidated financial statements.

5.F    Tabular disclosure of contractual obligations

        Contractual obligations/commitments.    The following significant contractual obligations existed at 30 June 2015:

Contractual obligations	Total amount	Within 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Rand in millions)
Bank overdraft	319	319	—	—	—
Capital commitments	116 236 236	67 256	48 582	398	—
Environmental obligations	11 022	350	700	700	9 272
External long-term debt	45 846	2 797	7 430	10 291	25 328
External short-term debt	534 256	534	—	—	—
Finance leases	2 916	262	505	409	1 740
Operating leases	8 605	1 251	1 716	1 120	4 518
Post-retirement healthcare obligations	4 303	153	341	404	3 405
Post-retirement pension obligations	6 066	145	290	335	5 296
Purchase commitments	20 420	10 419	5 623	2 858	1 520
Share-based payments	3 529	2 473 487	692	362	2

Total	219 796	85 959	65 879	16 877	51 081

        Capital commitments.    The following table sets forth our authorised capital expenditure as of 30 June:

Capital expenditure	2015
(Rand in millions)
Authorised and contracted for	109 448
Authorised but not yet contracted for	66 266

Authorised capital expenditure	175 714
Less expenditure to date	(59 478)

Unspent capital commitments	116 236

        The above amounts are as reported to our board. They exclude capitalised finance expenses but include business development costs and our group's share of capital expenditure of joint operations.

        Capital commitments have increased from R59 058 million in 2014 to R116 236 million in 2015 mainly due to the Lake Charles Chemical Project in the United States.

        We expect to spend approximately R20 billion of our capital commitments on projects in South Africa, R3 billion in other African countries, R91 billion in North America, R1 billion in Europe and the remainder on projects in other regions.

        The following table reflects capital commitments in excess of R500 million on key projects approved by the Sasol Limited board and which were not yet completed at 30 June 2015:

Project	Business unit	Capital commitment	Estimated beneficial operation
		(Rand in millions)	(Calendar year)
Lake Charles Chemicals project	Base and Performance Chemicals	84 989	2018
Shutdown and major statutory maintenance	Energy, Base and Performance Chemicals	3 749	2015
Canadian shale gas exploration and development	Exploration and Production International	2 511	2015
High density polyethylene plant	Base Chemicals	2 314	2016
Fischer-Tropsch wax expansion project	Performance Chemicals	2 059	2017
Shondoni colliery to maintain Middelbult colliery operation	Mining	1 398	2016
Coal tar filtration east project	Energy, Base and Performance Chemicals	1 231	2017
Mozambique exploration and development	Exploration and Production International	1 837		(1)
Gas-to-liquids project in North America(1)	Energy and Performance Chemicals	930		(2)
C3 stabilisation and expansion projects	Base Chemicals	622	2016
Volatile organic compounds abatement program	Energy, Base and Performance Chemicals	596	2016

(1)
Various beneficial operation dates ranging between 2016 and 2018.

(2)
As a result of our Response Plan to lower oil prices, we have decided to delay the final investment decision on our gas-to-liquids plant in the United States. The capital commitment represents costs to finalise the conceptual design and related engineering costs.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A    Directors and senior management

The board of directors

        Our board currently comprises the following:

Name	Position	Age(1)	Member since	Current term expires(2)
Mandla Sizwe Vulindlela Gantsho	Independent Non-Executive Chairman	53	1 June 2003	4 December 2015
Colin Beggs	Independent Non-Executive Director	67	8 July 2009	25 November 2016
David Edward Constable	President and Chief Executive Officer	53	1 July 2011	30 June 2016(3)
Hendrik George Dijkgraaf	Independent Non-Executive Director	68	16 October 2006	25 November 2016
Victoria Nolitha Fakude	Executive Director	50	1 October 2005	4 December 2015
Nomgando Nomalungelo Angelina Matyumza	Independent Non-Executive Director	52	8 September 2014	25 November 2016
Imogen Nonhlanhla Mkhize	Independent Non-Executive Director	52	1 January 2005	4 December 2015
Zamani Moses Mkhize	Independent Non-Executive Director	54	29 November 2011	25 November 2016
Mfundiso Johnson Ntabankulu Njeke	Independent Non-Executive Director	56	4 February 2009	25 November 2016
Bongani Nqwababa(4)	Executive Director and Chief Financial Officer	49	1 March 2015	2017 Annual General Meeting
Peter James Robertson	Independent Non-Executive Director	68	1 July 2012	2017 Annual General Meeting
Jürgen Erich Schrempp	Lead Independent Non-Executive Director	70	21 November 1997	4 December 2015(5)
Stephen Westwell	Independent Non-Executive Director	57	1 June 2012	4 December 2015

(1)
As at 31 August 2015.

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

(3)
Mr DE Constable has announced that he will not renew his term after 30 June 2016.

(4)
Mr B Nqwababa rejoined the Sasol Board as an Executive Director and Chief Financial Officer with effect from 1 March 2015, after stepping down as a Director and member of the Audit Committee on 26 September 2014.

(5)
Prof JE Schrempp will retire from the Sasol Board at the conclusion of the annual general meeting scheduled for 4 December 2015.

        Colin Beggs has been our Director since 1 July 2009. Mr Beggs was the Chief Executive Officer of PricewaterhouseCoopers until the end of June 2009. He joined Price Waterhouse in 1970 and qualified as a chartered accountant in 1971 and obtained a Bachelor of Commerce (Honours) from the University of Port Elizabeth in 1971. He became a Partner in 1979 and was elected Senior Partner in 1992. In January 2001, he became Chief Executive Officer of PricewaterhouseCoopers. He is also a former Chairman of the Board of the South African Institute of Chartered Accountants. He served as

Chairman of the Accounting Practices Committee. He is also a Director and Audit Committee member of Absa Bank Limited, Barclays Africa Group Limited and SAB Zenezele Holdings Limited. He is a former member of the Accounting Practices Board and Director of the Ethics Institute of South Africa.

        David Constable has been our Executive Director, and President and Chief Executive Officer since 1 July 2011. He has also been a director of ABB Limited since 1 May 2015 and is a member of the Compensation Committee. Mr Constable was the Group President, Operations of Fluor Corporation from March 2009 to 31 May 2011, responsible for project execution services, project management, global procurement and construction, risk management, information technology, and sustainability across all Fluor's core business groups. During his 29 years at Fluor, he also served in various international sales, operations and group president positions in the oil, gas, petrochemicals, mining and power industries. Prior to joining Sasol, he also sat on the board of the US-China Business Council. He received a Bachelor of Science—Engineering degree from the University of Alberta, Canada in 1982 and attended the International Management Programme at Thunderbird University in the United States in 1997 and the Advanced Management Programme at Wharton Business School in the United States in 2000.

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

        Nolitha Fakude has been our Executive Director since 2005. She was appointed Executive Vice President on 1 July 2014. Ms Fakude is accountable for the Strategy and Sustainability portfolio comprising Strategy; Risk & Safety, Health and Environment; and Human Resources. She is also a Director of a number of Sasol subsidiaries, and Chairman of Datacentrix Holdings Limited, council member and second Deputy Chairman of the Human Resources Development Council of South Africa and Chairman of the CHIETA-SETA. Before joining Sasol, she was a member of the Group Executive Committee at Nedbank Group Limited. She was also a Director of Harmony Gold Mining Company Limited, BMF Investment Limited and Woolworths Holdings Limited. She has a Bachelor of Arts (Honours) degree in Psychology from the University of Fort Hare and attended the Senior Executive Programme at Harvard Business School in the United States in 1999.

        Mandla Gantsho has been our Director since 2003 and was appointed Chairman with effect from 22 November 2013. He is the non-executive Chairman of Africa Rising Capital. Prior to that, he was the Vice President Operations: Infrastructure, Private Sector & Regional Integration of the African Development Bank from 2006 to 2009, and before that, the Chief Executive Officer and Managing Director of the Development Bank of Southern Africa. He is the Chairman and a member of the audit committee of Ithala Development Finance Corporation and a Director and Chairman designate of Impala Platinum Holdings Limited. He served as a Director of the South African Reserve Bank from 2011 to 2013. In 1997, he was appointed as a Commissioner of the Finance and Fiscal Commission, a body set up in terms of the South African Constitution to advise the South African parliament on intergovernmental fiscal transfers. In 2002, he was appointed as a member of the Myburgh Commission of Enquiry into the rapid depreciation of the rand in 2001. He obtained a Certificate in Accountancy Theory and a Bachelor of Commerce (Honours) in Financial Management from the University of Cape Town, South Africa in 1985 and 1986, respectively. He also obtained a Masters in Science from The

George Washington University in 2002 and a Masters and Doctorate in Philosophy from the University of Pretoria, South Africa in 2006. He qualified as a chartered accountant in 1987.

        Nomgando Matyumza became our director on 8 September 2014. Ms Matyumza is a Director of Cadiz Holdings Limited, Wilson Bayly Holmes-Ovcon Limited, Hulamin Limited and Ithala Development Finance Corporation Limited. She was a Director of Transnet SOC Limited, and served in its audit, risk and nominations and governance committees. Between 1994 and 2008, she held senior financial management and executive positions in Transnet SOC Limited and Eskom SOC Limited. Ms Matyumza obtained a Bachelor Computationis (Honours) degree from the University of Transkei, South Africa in 1991 and a Bachelor of Laws degree from the University of KwaZulu-Natal, South Africa in 2002. She qualified as a chartered accountant in 1993. Ms Matyumza attended the University of Cape Town Graduate School of Business Executive Management Programme in 2000.

        Imogen Mkhize has been our Director since 2005. She is the former Chairman of The Richards Bay Coal Terminal Company (Pty) Ltd and a Director of Mondi plc, Mondi Limited, NPC-Cimphor and Imbewu Capital Partners. Her previous directorships include MTN SA, Murray and Roberts, Illovo, Alan Gray, Datacentrix and the Council for Scientific and Industrial Research in South Africa. She was the Managing Director of Lucent Technologies South Africa and CEO of the 18th World Petroleum Congress. She is also a former member of the Financial Markets Advisory Board. Ms Mkhize is the Chairman of the Rhodes Business School and an emeritus member of the Harvard Business School Global Alumni Board. She is also a member of the Accenture South Africa Advisory Board and the Ethics Institute of South Africa. Ms Mkhize is a Chartered Director with the Institute of Directors of South Africa. In January 2015, she completed a Foresight Certificate Program with the College of Technology—University of Houston. She obtained a Bachelor of Science in Information Systems from Rhodes University in 1984 and a Masters in Business Administration from Harvard Business School in 1995.

        Moses Mkhize has been our Director since 2011. Mr Mkhize is Executive Director: Manufacturing, Rolled Products of Hulamin Limited and also serves as Director of a number of subsidiaries of Hulamin. He holds a Higher Diploma in Electrical Engineering from the Durban University of Technology and a Bachelor of Commerce (Honours) from the University of South Africa.

        JJ Njeke has been our Director since 2009. Mr Njeke is a past Chairman of the South African Institute of Chartered Accountants. He was the Managing Director of Kagiso Trust Investments from 1 June 1994 to 30 June 2010. He is the chairman of Adcorp Holdings Limited and MMI Holdings Limited, and a Director of Resilient Property Income Fund, MTN Group Limited, the Council of the University of Johannesburg and the South African Qualifications Authority. He previously served as a member of the Katz Commission of Inquiry into Taxation in South Africa, the General Committee of the JSE Securities Exchange, the Audit Commission—Supervisory Body of the Office of Auditor General and the Audit Committee of the National Treasury. Mr Njeke obtained a Bachelor of Commerce degree from the University of Fort Hare and a Bachelor Computationis (Honours) degree from the University of South Africa. He qualified as a chartered accountant in 1986. He also holds a Higher Diploma in Tax from the University of Johannesburg, South Africa.

        Bongani Nqwababa became our Executive Director and Chief Financial Officer with effect from 1 March 2015. He initially was appointed as our Director on 5 December 2013, but resigned as a Director on 26 September 2014, upon his appointment as an Executive Director. Mr Nqwababa is accountable for the Finance portfolio, comprising Financial Control; Corporate Finance, Business Development and Portfolio Management; Investor Relations and Information Management. He is also a Director of a number of Sasol subsidiaries. He was the Finance Director of Anglo American Platinum Limited from January 2009 until 18 February 2015 and the Chairman of the South African Revenue Services Audit Committee until 24 July 2015. He is a former Finance Director of Eskom Holdings Limited. Prior to joining Eskom, he served as Treasurer and Chief Financial Officer of Shell

Southern Africa. He previously served as a Non-Executive Director and member of the Nomination, Audit and Remuneration Committees of Old Mutual plc. He trained as an accountant with PricewaterhouseCoopers Inc. Mr Nqwababa obtained a Bachelor Accounting (Honours) degree from the University of Zimbabwe in 1988 and qualified as a chartered accountant with the Institute of Chartered Accountants in Zimbabwe in 1991. He obtained a Masters in Business Administration from the Universities of Manchester and Wales, Bangor in the United Kingdom in 1999.

        Peter Robertson has been our Director since 2012. Mr Robertson is an independent financial and oil and gas advisor He held various positions ranging from management to executive leadership for Chevron Corporation in the United Kingdom and the United States between 1973 and 2009. These executive positions include Vice-President: Finance, Chevron USA, President: Exploration And Production Company and President: ChevronTexaco Overseas Petroleum. Mr Robertson is a former Chairman of the US Energy Association. He is also a Director and member of the Audit Committee of Jacobs Engineering Group Inc. Mr Robertson obtained a Bachelor of Science (Mechanical Engineering) from the University of Edinburgh in Scotland in 1969 and a Masters in Business Administration from the University of Pennsylvania in the United States in 1971.

        Jürgen Schrempp has been our Director since 1997 and became our Lead Independent Director on 28 November 2008. He will retire as Director and Lead Independent Director at the conclusion of the annual general meeting scheduled for 4 December 2015. He is a Director of Compagnie Financière Richemont SA. He is a former Chairman of the management board of Daimler AG and the board of directors of Mercedes-Benz South Africa (Pty) Ltd and a former Director of Iron Mineral Beneficiation Services (Pty) Ltd. Prof Schrempp is the Chief Executive Officer and sole shareholder of Katleho Capital GmbH and a member of the supervisory board of Merkur Bank KGaA. He was founding Chairman of the Southern Africa Initiative of German Business (SAFRI) and was honorary Consul-General in Germany of the Republic of South Africa and member of the South African President's International Investment Council. He is a member of the President's Council of Togo and chairman emeritus of the Global Business Coalition on HIV/AIDS. He has received numerous national and international awards, including the Order of Good Hope, South Africa's highest civilian award. Prof Schrempp obtained a Bachelor of Science (Mechanical Engineering) from the Fachhochschule Offenburg, Germany in 1967. He holds a Professorship of the Federal State of Baden-Württemberg, Germany and Honorary Doctorates from the University of Graz, Austria and the University of Stellenbosch, South Africa.

        Stephen Westwell has been our Director since 2012. Mr Westwell is the Chief Executive Officer of EFR Group BV. Before that he was the Chief Executive Officer of Silver Ridge Power Inc from 2013 to 2014. He retired from BP plc in 2011, where he had served in multiple of roles since 1988. From 2008 to 2011, he was the Group Chief of Staff and a member of the executive management team and, before that, he was the Chief Executive Officer of the alternative energy division of BP. He was a member of the advisory board of the Stanford University's Graduate School of Business, United States from 2007 to 2013. He received a Bachelor of Science (Mechanical Engineering) from the University of Natal in South Africa in 1982 and a Masters in Business Administration from the University of Cape Town in South Africa in 1987. He also received a Masters in Science (Management) at Stanford University in the United States in 2003.

Senior management

        The following is a list of our senior executive officers, constituting the group executive committee, whose age and current areas of responsibility we set out below:

Name	Age(1)	Position and areas of responsibility
David Edward Constable(2)	53	President and Chief Executive Officer
Stephen Russell Cornell	59	Executive Vice President, International Operations
Victoria Nolitha Fakude(2)	50	Executive Director and Executive Vice President Strategy and Sustainability and Stakeholder Relations
Fleetwood Rawstorne Grobler	54	Executive Vice President, Chemicals Business
Vuyo Dominic Kahla	45	Executive Vice President, Advisory and Assurance and Company Secretary
Bongani Nqwababa(2)(3)	49	Executive Director and Chief Financial Officer
Bernard Ekhard Klingenberg	53	Executive Vice President, Southern African Operations
Maurice Radebe	54	Executive Vice President, Energy Business.
Christiaan Francois Rademan	57	Executive Vice President, Upstream and Business Enablement.
Stephanus Johannes Schoeman	50	Executive Vice President, Technology.

(1)
As at 31 August 2015.

(2)
See above for biographies.

(3)
Appointed with effect from 1 March 2015.

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

        Vuyo Kahla has been our Group Executive Advisory and Assurance since 1 January 2011 and became our Executive Vice President, Advisory and Assurance on 1 July 2014. He was appointed Company Secretary on 14 March 2011. He is responsible for the governance, compliance and ethics; legal, intellectual property and regulatory services; and assurance services (incorporating the internal audit and forensic services functions). From June 2004 to December 2006, he was Group Executive, Legal and Risk at Transnet SOC Limited and from January 2007 to November 2010, he was Group Executive, Office of the Group Chief Executive, with executive responsibility for legal services, risk management, compliance, company secretarial services, strategy and business modelling, corporate and public affairs and public policy and regulation. The World Economic Forum has recognised him as a Young Global Leader and he is an alumnus of the Prince of Wales University of Cambridge Programme on Sustainability Leadership. He is a member of the Audit Committee of the South African Revenue Service. In March 2014, Mr Kahla was elected Chairman of the Council of Rhodes University. He obtained a Bachelor of Arts (Law) degree and a postgraduate Bachelor of Law degree from Rhodes University, South Africa in 1994 and 1996, respectively.

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

        Maurice Radebe became our Executive Vice President responsible for our Energy Business on 1 July 2014. Prior to that, he was our Group Executive responsible for global corporate affairs, government relations and enterprise development. He is the chairman of the South African Petroleum Industry Association for 2015. Mr Radebe joined Sasol Oil in January 2004, when Sasol Oil purchased Exel Petroleum, where he was the Managing Director. He served as the Managing Director of Sasol Oil from December 2006 until October 2010. He obtained a Bachelor of Science (Applied Mathematics and Physics) from the University of the North (now known as the University of Limpopo), Polokwane, South Africa in 1983 and a Higher Diploma for Educators of Adults from the University of Witwatersrand, Johannesburg, South Africa in 1988. He attended the Management Advancement Programme at the Wits Business School in Johannesburg, South Africa in 1991 and obtained a Masters in Business Administration from Wits Business School in 1997. He attended the General Management Programme at Harvard Business School in the United States in 2007.

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

        The following tables summarise the compensation received by our executive and non-executive directors in 2015:

Compensation

Directors

        Remuneration and benefits paid and short-term incentives approved in respect of 2015 for executive directors were as follows:

Executive directors	Salary	Retirement funding	Other benefits(1)	Annual incentives(2)	Total 2015(3)	Total 2014(4)
	R'000	R'000	R'000	R'000	R'000	R'000
DE Constable(5)	17 722	234	5 477	23 578	47 011	51 962
VN Fakude	6 067	1 732	652	6 431	14 882	17 959
B Nqwababa(6)	1 960	249	582	1 652	4 443	—
KC Ramon(7)	—	—	—	—	—	9 635
P Victor(8)	1 999	300	279	2 269	4 847	8 231

Total	27 748	2 515	6 990	33 930	71 183	87 787

(1)
Other benefits detailed in the next table.

(2)
Incentives approved on the group results for the 2015 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package/net base salary as at 30 June 2015. The difference between the amount approved as at 4 September 2015 and the total amount accrued as at 30 June 2015 represents an over provision of R14,2 million. The under provision for 2014 of R12,1 million was reversed in 2015.

(3)
Total remuneration for the financial year excludes gains derived from the long term incentive schemes which are disclosed separately.

(4)
Includes incentives approved on the group results for the 2014 financial year and paid in 2015.

(5)
Salary and short-term incentive paid in US dollars, reflected at the exchange rate of the month of payment for the salaries, and on 4 September 2015 for the incentive being the date of approval of the consolidated annual financial statements.

(6)
Mr B Nqwababa was appointed as Chief Financial Officer with effect from 1 March 2015 and is entitled to a pro-rata incentive.

(7)
Ms KC Ramon resigned as Chief Financial Officer with effect from 9 September 2013, and resigned from the group on 30 November 2013.

(8)
Mr P Victor was acting Chief Financial Officer until 28 February 2015 and pro rata amounts in respect of this period, are disclosed.

        Benefits and payments made in 2015 disclosed in the table above as "other benefits" include:

Executive directors	Vehicl benefits	Medical benefits	Vehicle insurance fringe benefits	Security benefits	Other	Total other benefits 2015	Total other benefits 2014
	R'000	R'000	R'000	R'000		R'000	R'000
DE Constable(1)	—	381	6	1 028	4 062	5 477	5 847
VN Fakude	60	42	6	544	—	652	356
B Nqwababa(2)	—	24	2	112	444	582	—
KC Ramon	—	—	—	—	—	—	8 326
P Victor(3)	67	—	4	—	208	279	1 088

Total	127	447	18	1 684	4 714	6 990	15 617

(1)
Other benefits include the cost of grossing up additional benefits offered under the expatriation policy for tax purposes: Security (R685 499), Medical Aid (R254 034); Housing including gross up (R2 251 914), Home Leave Allowance including gross up (R710 273), Car insurance (R4 160), Risk and personal accident (R156 012). Medical benefits include international cover for dependents.

(2)
A sign-on agreement totalling R9 000 000 and payable over three years was concluded with Mr B Nqwababa as part of his employment contract compensating partially for incentives and benefits forfeited when he resigned from his previous employer. The amount included in Other benefits reflects the first payment, apportioned for his period of service within the 2015 financial year. In terms of the agreement, the balance is payable in equal instalments over FY16 and FY17.

(3)
A retention payment of R1 500 000 made to Mr P Victor in October 2014 linked to his role as acting Chief Financial Officer. The amount included in Other benefits reflects the portion related to his period of service as acting Chief Financial Officer within the financial year, linked to a three year retention period.

Prescribed officers

        Remuneration and benefits paid and short-term incentives approved in respect of 2015 for prescribed officers were as follows:

Prescribed officers	Salary	Retirement funding	Other benefits(1)	Annual incentives(2)	Total 2015(3)	Total 2014(4)
	R'000	R'000	R'000	R'000	R'000	R'000
SR Cornell(5)	7 753	208	4 621	6 489	19 071	7 588
AM de Ruyter(6)	—	—	—	—	—	2 676
FR Grobler	3 012	1 316	279	3 141	7 748	8 393
VD Kahla	4 690	618	441	3 642	9 391	10 904
BE Klingenberg	4 514	1 421	406	4 362	10 703	11 822
E Oberholster(7)	2 355	1 051	63	2 063	5 532	6 515
M Radebe	3 771	682	365	3 002	7 820	8 742
CF Rademan	3 674	1 772	423	4 210	10 079	11 802
SJ Schoeman	3 821	417	280	3 049	7 567	1 407
GJ Strauss(8)	—	—	—	—	—	2 805

Total	33 590	7 485	6 878	29 958	77 911	72 654

Number of members					8	10

(1)
Other benefits detailed in the table below.

(2)
Incentives approved on the group results for the 2015 financial year and payable in the following year. Incentives are calculated as a percentage of total guaranteed package or base salary as at 30 June 2015. The difference between the amount approved as at 4 September 2015 and the total amount accrued as at 30 June 2015 represents an over provision of R6 million.

(3)
Total remuneration in the financial year excludes gains derived from the long term incentive plans which are disclosed separately.

(4)
Includes incentives on the group results for the 2014 financial year.

(5)
Mr SR Cornell under his US employment contract is paid in USD and the amount reflected amount, for purposes of disclosure only, had been converted to ZAR using the average exchange rate over the period.

(6)
Mr AM de Ruyter resigned from the Group with effect from 30 November 2013.

(7)
Mr E Oberholster retired from the Group with effect from 31 March 2015.

(8)
Mr GJ Strauss retired from the group with effect from 30 September 2013.

        Benefits and payments made in 2015 disclosed in the table above as "other benefits" include the following:

Prescribed officers	Vehicle benefits	Medical benefits	Vehicle Insurance fringe benefits	Security benefits	Other	Total other benefits 2015	Total other benefits 2014
	R'000	R'000	R'000	R'000		R'000	R'000
SR Cornell(1)	—	209	—	—	4 412	4 621	1 712
AM de Ruyter	—	—	—	—	—	—	146
FR Grobler	166	68	6	39	—	279	1 695
VD Kahla	—	72	6	363	—	441	522
BE Klingenberg	213	72	6	1155	—	406	304
E Oberholster	—	51	5	7	—	63	61
M Radebe	264	72	6	23	—	365	360
CF Rademan	320	63	6	34	—	423	410
SJ Schoeman	200	72	6	2	—	280	46
GJ Strauss	—	—	—	—	—	—	65

Total	1 163	679	41	583	4 412	6 878	5 321

(1)
Mr SR Cornell received a payment of $100 000 linked to a deferred sign on agreement which is part of his employment contract. Payments are done in tranches upon achievement of significant milestones on the US Mega projects. Mr SR Cornell received a sign on payment of $750 000 linked to a retention period of 36 months, from February 2014, partially compensating him for incentives and benefits forfeited when he resigned from his previous employer. The amount included in Other benefits reflects the portion related to his period in service for the financial year ($750 000*12/36). The amount in US dollar has been converted to Rand.

        Non-executive directors' remuneration for the year was as follows:

Non-executive directors	Board fees	Lead director fees	Committee fees	Share incentive trustee fees	Ad Hoc Special Board Committee Meetings	Total 2015	Total 2014
	R'000	R'000	R'000	R'000	R'000	R'000	R'000
MSV Gantsho(1) (Chairman)	4 900	—	—	—	—	4 900	3 132
JE Schrempp (Lead independent director)(2)	1 736	603	461	67	42	2 909	2 489
C Beggs	530	—	515	—	84	1 129	1 011
HG Dijkgraaf(2)	1 736	—	922	67	63	2 788	2 383
NNA Matyumza(3)	398	—	149	—	63	610	—
IN Mkhize	530	—	569	134	84	1 317	1 193
ZM Mkhize	530	—	117	—	42	689	603
MJN Njeke	530	—	199	—	63	792	704
B Nqwababa(4)	123	—	48	—	—	171	419
TH Nyasulu(5)	—	—	—		—	—	2 000
PJ Robertson(2)	1 736	—	410	67	63	2 276	1 460
S Westwell(2)	1 736	—	537	—	84	2 357	1 985

Total	14 485	603	3 927	335	588	19 938	17 715

(1)
Appointed as Chairman effective 22 November 2013. Pro rata fees disclosed in FY14.

(2)
Board and committee fees paid in US dollars

(3)
Appointed as non-executive director effective 8 September 2014.

(4)
Resigned non-executive director effective 26 September 2014.

(5)
Resigned as Chairman and non-executive director effective 22 November 2013.

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

        Our workforce composition at 30 June is presented below:

Region	2015	2014	2013
South Africa	26 138	28 637	28 849
Europe	2 780	2 836	3 269
North America	1 209	1 109	1 025
Other	792	818	603

Total	30 919	33 400	33 746

	2015	2014	2013
Employees by segment
Mining	7 908	8 435	8 140
Exploration and Production International	494	527	487
Energy	4 799	5 219	5 254
Base Chemicals	5 983	6 220	6 727
Performance Chemicals	6 326	6 112	5 918
Group Functions	5 409	6 887	7 220

Total	30 919	33 400	33 746

Positive labour relations

        We enjoy constructive relationships with recognised trade unions throughout the group. The majority of our employees worldwide belong to trade unions/work councils and are covered by collective agreements entered into in the various jurisdictions in which Sasol operates. Joint forums between trade unions and management remain active as part of our willingness to sustain constructive dialogue. These forums discuss wages, conditions of employment, health and safety, training and development, community care, restructuring, transformation and HIV/AIDS, among other important issues. Recognised unions and pensioners are represented on our medical scheme board and retirement funds' boards.

6.E.    Share ownership

Shareholdings of directors and officers

        The aggregate beneficial shareholding at 30 September 2015 by the directors of the company and the prescribed officers, including those that resigned during the year, and their associates in the issued share capital of the company is detailed below.

	2015			2014
Beneficial shareholding	Direct	Indirect	Total beneficial shareholding	Direct	Indirect(1)	Total beneficial shareholding
Executive directors
VN Fakude	4 269	—	4 269	1 500	—	1 500
KC Ramon(2)	—	—	—	30	41 556	41 586
Non-executive directors
IN Mkhize	313	18 626	18 939	313	18 626	18 939
TH Nyasulu(3)	—	—	—	—	1 450	1 450

Total	4 582	18 626	23 208	1 843	61 632	63 475

(1)
Shares in Sasol Inzalo Public Limited (RF). These shares do not confer any voting or dividend rights in respect of Sasol Limited.

(2)
Resigned with effect from 9 September 2013.

(3)
Resigned with effect from 22 November 2013.

	2015			2014
Beneficial shareholding	Direct	Indirect	Total beneficial shareholding	Direct	Indirect(2)	Total beneficial shareholding
Prescribed officers
AM de Ruyter(3)	—	—	—	5 900	—	5 900
FR Grobler	13 500	—	13 500	13 500	—	13 500
CJ Rademan	2 500	—	2 500	—	—	—
GJ Strauss(4)	—	—	—	4 300	—	4 300
M Radebe	—	—	—	—	3 819	3 819
E Oberholster(5)	—	—	—	—	300	300

Total	16 000	—	16 000	23 700	4 119	27 819

(1)
Shares in Sasol Inzalo Public Limited (RF).

(2)
Includes units held in the Sasol Share Savings Trust and shares in Sasol Inzalo Public Limited (RF). These units and shares do not confer any voting or dividend rights in respect of Sasol Limited.

(3)
Resigned with effect from 30 November 2013.

(4)
Retired with effect from 30 September 2013.

(5)
Retired with effect from 1 March 2015.

Long-term and medium-term incentive schemes applicable to executive directors and senior management

        See the Remuneration Report filed as Exhibit 99.3.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A    Major shareholders

        Refer to Note 46 to "Item 18—Financial Statements" for the authorised and issued share capital of Sasol Limited.

        To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa or any other government. We believe that no single person or entity holds a controlling interest in our securities.

        In accordance with the requirements of the Companies Act of South Africa, the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 30 June 2015:

	2015		2014		2013
	Number of shares	% of shares	Number of shares	% of shares	Number of shares	% of shares
Government Employees Pension Fund (GEPF)(1)	92 425 614	13,6	93 978 508	13,8	91 251 487	13,5
Industrial Development Corporation of South Africa (IDC)	53 266 887	7,8	53 266 887	7,9	53 266 887	7,9

(1)
PIC Equities manages 82,3 million of the shares owned by the GEPF.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 31 August 2015, 44,4 million Sasol ordinary shares, or approximately 6,5% of our total issued securities, were held in the form of American Depositary Receipts (ADRs). As of 31 August 2015, 498 record holders in the United States held approximately 18,3% of our total issued securities in the form of either Sasol ordinary shares or ADRs.

7.B    Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2015 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        During the year, group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

        Material related party transactions were as follows:

	30 June 2015	30 June 2014	30 June 2013
	(Rand in millions)
Sales and services rendered from subsidiaries to related parties
—Joint ventures	1 107	538	1 373
—Associates	—	679	1 564

Total	1 107	1 217	2 937

Purchases by subsidiaries from related parties
—Joint ventures	530	377	410
—Associates	89	85	80

Total	619	462	490

        Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to Note 60 to "Item 18—Financial Statements" for further details.

7.C    Interests of experts and counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A    Consolidated statements and other financial information

        See "Item—18. Financial Statements" for our financial statements, related notes and other financial information filed with this annual report on Form 20-F.

Dividend policy

        Our previous dividend distribution policy was a progressive dividend policy. In February 2015 the Sasol Limited Board approved a change in the company's dividend policy, which is based on a dividend cover range. The Company´s dividend policy takes into consideration various factors, including overall market and economic conditions, the Group´s financial position, capital investment plans as well as earnings growth.

        Headline earnings per share will serve as the basis for deciding on the dividend amount. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macroeconomic environments will be considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,4 times. Our dividend cover for 2015 was 2,7 times. We distribute dividends twice a year.

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

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2011	403,55	270,03	60,39	34,89
2012	409,99	303,45	48,96	40,01
2013	452,96	336,00	47,92	39,94
2014
First quarter	489,56	420,00	49,49	41,65
Second quarter	519,00	481,20	51,90	46,60
Third quarter	597,25	513,00	56,15	46,74
Fourth quarter	645,10	570,87	60,21	54,03
2015
First quarter	642,72	597,65	60,80	54,25
Second quarter	609,28	392,78	54,11	33,18
Third quarter	477,56	365,10	42,20	31,66
Fourth quarter	490,06	395,80	41,64	33,76
April	490,06	395,80	41,64	33,80
May	486,00	428,20	40,21	35,47
June	450,00	418,21	37,06	33,76
July	447,89	403,37	36,57	32,60
August	431,79	375,25	34,12	27,95
September	447,34	377,78	32,34	26,97
October (up to 2 October 2015)	400,90	397,17	29,43	28,31

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

10.B    Memorandum and articles of association

1.     Registration number, and object and purpose

        Sasol Limited was incorporated in South Africa as a public company under the Companies Act, 61 of 1973 (old Companies Act) and continues to exist under the Companies Act, 71 of 2008 (Companies Act) as a pre-existing company. We are entered into the register of the Companies and Intellectual Property Commission under registration number 1979/003231/06. Our corporate seat is in Johannesburg, South Africa.

        In terms of the Companies Act, the memorandum of association and articles of association of any company incorporated under the old Companies Act became its memorandum of incorporation (MOI) on 1 May 2011. Sasol Limited's MOI, referenced as Exhibit 1.1, was amended by special resolution passed on 21 November 2014.

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

  (b)
  Power to vote on remuneration.    A distinction must be drawn between remuneration of directors as employees (executive directors) of the company and remuneration of directors for their services as directors. With regard to remuneration of directors for their services as directors and in accordance with Companies Act, our MOI requires shareholder approval by way of a special resolution obtained in the previous two years for the payment of remuneration to directors for their service as directors, and the basis of payment thereof. Our MOI also provides for reimbursement by the company of reasonable expenses incurred in travelling to and from meetings of the directors, committees and shareholders.

    The remuneration of executive directors is determined by a disinterested quorum of directors. No powers are conferred by our MOI, or by any other means, on the directors who are employees of the company, to vote on their own remuneration in the absence of a disinterested quorum of directors. A disinterested quorum of directors determines the remuneration of the executive directors on recommendation of the remuneration committee. Remuneration of executive directors is determined in accordance with the group's remuneration philosophy put to shareholders' for a non-binding advisory vote at the annual general meeting as required by the King Code of Governance Principles for South Africa 2009 (King III Code).

  (c)
  Borrowing powers exercisable by directors.    Clause 26.2 of our MOI provides that the directors, acting on behalf of subsidiaries, may borrow money and secure the payment or repayment thereof upon terms and conditions which they may deem fit in all respects and, in particular, through the issue of debentures which bind as security all or any part of the property of the Company, both current and future.

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

  (b)
  Voting rights.    The Sasol BEE ordinary shares and the Sasol preferred ordinary shares rank pari passu with Sasol ordinary shares in relation to the right to vote at shareholders' meetings of the company.

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

5.     General meeting of shareholders

        In terms of the Companies Act, the board or any other person specified in the company's MOI may call a shareholders' meeting at any time. In terms of our MOI, the board (or any other person who may be specified in the MOI) must call a shareholders' meeting:

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

        Quorum.    In terms of our MOI, the quorum necessary for the commencement of a shareholders meeting shall be sufficient persons present at the meeting to exercise, in aggregate, at least 25% of all the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the shareholders meeting but the shareholders' meeting may not begin unless at least 3 persons entitled to vote are present. In terms of our MOI, if the required quorum of shareholders is not present within 30 minutes from the time appointed for the meeting to begin, the meeting will be postponed to the next business day and if at such adjourned shareholders' meeting a quorum is not present within 15 minutes from the time appointed for the shareholders' meeting, then the persons entitled to vote present shall be deemed to be the requisite quorum. In terms of the Companies Act, no further notice is required of a postponed or adjourned meeting unless the location is different from that of the postponed or adjourned meeting, or is different from a location announced at the time of an adjourned meeting.

        Manner of voting.    At a shareholders' meeting, a resolution put to vote will be decided by a show of hands, unless a poll is demanded by:

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

9.     Effect of the law

        With respect to items 2 through 8 above, the effect of the law applicable to our company and where required, is explained.

10.   Changes in share capital

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

        In terms of our MOI and the JSE Listings Requirements, we are required to obtain the consent of shareholders, by special resolution, to increase the number of authorised shares in the share capital of the company, or to consolidate or to subdivide all or any shares or to amend the rights and privileges of any class of shares.

        Issued shares placed under the control of directors.    See section 4 above.

        Unissued shares placed under the control of directors.    The Companies Act generally allows the board to issue authorised shares without shareholder approval. However, in terms of our MOI, and subject the listings requirements of the JSE, the company may, in a shareholders' meeting, place the balance of the ordinary shares not allotted under the control of the directors with general authorisation to allot, and issue such shares at such prices and upon such terms and conditions and with the rights and privileges attached thereto, as may be determined in shareholders' meeting. A special resolution is required to place the preference shares under the control of the directors. Further, in terms of our MOI, a special resolution is required to amend the rights attached to any unissued shares or convert any of our unissued shares into shares of another class. A special resolution, is also required for the company to cancel, vary or amend shares or any rights attached to shares which, at the time of the passing of the relevant resolution, have not been taken up by any person or which no person has agreed to take up, and we may reduce our share capital by the amount of the shares so cancelled.

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

10.E    Taxation

South African taxation

        The following discussion summarises the South African tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current South African tax law and the convention that has been concluded between the governments of the United States and the Republic of South Africa for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed on 17 February 1997 (the Treaty). In addition, this summary is based in part upon representations of the Depositary (The Bank of New York Mellon, as Depositary for our ADSs), and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

        The summary of the South African tax considerations does not address the tax consequences to a US holder that is resident in South Africa for South African tax purposes or whose holding of shares or ADSs is effectively connected with a permanent establishment in South Africa through which such US holder carries on business activities. It equally does not address the scenario where the US holder is not the beneficial recipient of the dividends or returns or, where the source of the transaction is deemed to be in South Africa, the recipient is not entitled to the full benefits under the Treaty or, in the case of an individual who performs independent person services, who has a fixed base situated in South Africa.

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

Taxation of dividends

        A dividends tax was introduced in South Africa with effect from 1 April 2012. In terms of these provisions, a dividends tax at the rate of 15% is levied on any dividend declared by a company to a shareholder. The liability to pay such dividends tax is on the shareholder, even though the company generally acts as a withholding agent. In the case of listed shares the regulated intermediary (being the Central Securities Depository Participant referred to below) is liable to withhold the dividends tax.

        In the absence of any renegotiation of the Treaty, the tax on the dividends paid to a US holder with respect to shares or ADSs, is limited to 5% of the gross amount of the dividends where a US corporate holder holds directly at least 10% of the voting stock of Sasol. The maximum dividends tax rate will be 15% of the gross amount of the dividends in all other cases.

        The definition of a dividend currently means any amount transferred or applied by a company that is a resident (including Sasol) for the benefit or on behalf of any person in respect of any share in that company, whether that amount is transferred or applied by way of a distribution made by the company, or as consideration for the acquisition of any share in that company. It specifically excludes any amount transferred or applied by the company that results in a reduction of so-called contributed tax capital

(CTC) or constitutes shares in the company or constitutes an acquisition by the company of its own securities by way of a general repurchase of securities in terms of the JSE Listings Requirements. A distinction is thus made between a general repurchase of securities and a specific repurchase of securities. If the company embarks upon a general repurchase of securities, the proceeds are not deemed to be a dividend whereas, in the case of a specific repurchase of securities where the purchase price is not funded out of CTC, the proceeds are likely to constitute a dividend.

        The concept of CTC effectively means the sum of the stated capital or share capital and share premium of a company that existed on 1 January 2011, excluding any transfers from reserves to the share premium account or stated capital account, plus proceeds from any new issue of shares by a company. Any application of CTC is limited to the holders of a class of shares and specifically that a distribution of CTC attributable to a specific class of shares must be made proportionately to the number of shares held by a shareholder in a specific class of shares. In other words, CTC can only be used proportionately by a company and cannot be applied by a company for the benefit of only one specific shareholder. The CTC of the company cannot therefore also be used in respect of different classes of shares and the CTC of a specific class is ring-fenced.

Taxation of gains on sale or other disposition

        With effect from 1 October 2001, South Africa introduced a tax on capital gains, which only applies to South African residents and to non-residents if the sale is attributable to a permanent establishment of the non-resident or if it relates to an interest in immovable property in South Africa. With effect from 1 October 2007, gains realised on the sale of ordinary shares are automatically deemed to be on capital account, and therefore, subject to capital gains tax, if the ordinary shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word "resident" is different for individuals and corporations and is governed by the South African Income Tax Act of 1962 (the Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in South Africa. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in South Africa through a permanent establishment. situated therein. In such a case, this gain may be subject to tax in South Africa, but only so much as is attributable generally to that permanent establishment. As indicated above, a different consequence applies to the extent that the shares are repurchased by the company itself. If the shares are repurchased through means of a specific repurchase of securities, the proceeds will be deemed to be a dividend. If the repurchase of shares constitutes a general repurchase of securities, the proceeds will not be deemed to be a dividend.

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

Withholding taxes

        A withholding tax of interest at the rate of 15% has been introduced with effect from 1 March 2015. A withholding tax on service fees at the rate of 15% will be introduced with effect from 1 January 2016.

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

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax or the Medicare tax on net investment income, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, persons who directly or indirectly hold more than 10% of the total combined voting power of Sasol's shares or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

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

        Sasol currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes (and Sasol anticipates that such dividends will be reported as qualified dividends on Form 1099-DIV delivered to US holders) if Sasol was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a Passive Foreign Investment Company (PFIC) for US federal income tax purposes. In computing foreign tax credit limitations, non-corporate US holders may take into account only a portion of a qualified dividend to reflect the reduced US tax rate applicable to such dividend. Each individual US holder of shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the preferential dividend tax rate in light of his own particular situation and regarding the computations of his foreign tax credit limitations with respect to any qualified dividend income paid by Sasol to him, as applicable.

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

Sale, exchange or other taxable disposition of shares or ADSs

        Upon a sale, exchange or other taxable disposition of shares or ADSs, a US holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder's adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds one year at the time of disposition if Sasol was not, at any time during the holder's holding period, a PFIC for US federal income tax purposes. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, long-term capital gain generally is subject to US federal income tax at preferential rates.

        The tax basis of shares purchased with foreign currency will be the US dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of shares traded on an established securities market that are purchased by a cash basis US holder (or an accrual basis US holder that so elects). The amount realised on a sale or other disposition of shares for an amount in foreign currency will be the US dollar value of this amount on the date of sale or disposition (in the case of an accrual basis US holder or the date payment is received (in the case of a cash basis US holder). On the settlement date, the US holder will recognise the US source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the US dollar value of the amount received based in the exchange rates in effect on the date of sale or other disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash basis US holder (or an accrual basis US holder that so elects), the amount realised will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognised at that time. If an accrual basis US holder makes an election described above, it must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service (IRS). If any South African income tax is withheld on the sale, exchange or other taxable disposition of shares or ADSs, the amount realised by a US holder will include the gross amount of the proceeds of that sale, exchange or other taxable disposition before deduction of the South African income tax withheld. Any gain and loss recognised by a US holder in respect of the sale, exchange or other taxable disposition of shares or ADSs generally will be treated as derived from US sources for foreign tax credit purposes. Consequently, in the case of a gain from the disposition of shares or ADSs that is subject to South African income tax (see "Taxation—South African taxation—Taxation of gains on sale or other disposition" above), the US holder may not be able to benefit from the foreign tax credit for that South African income tax (i.e., because the gain from the disposition would be US source), unless the US holder can apply the credit against US federal income tax payable on other income from foreign sources. Alternatively, the US holder may take a deduction for the South African income tax, provided that the US holder elects to deduct all foreign income taxes paid or accrued for the taxable year.

Passive foreign investment company considerations

        Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2015. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

US information reporting and backup withholding

        Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares or ADSs may be subject to information reporting to the IRS. US federal backup withholding generally is imposed on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or applicable substitute form. Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN, W-8BEN-E or applicable substitute form) in connection with payments received in the United States or through certain US-related financial intermediaries.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional reporting requirements

        Under recently enacted legislation and Treasury regulations, US holders who are individuals may be required to report to the IRS on Form 8938 information relating to their ownership of shares or ADSs, subject to certain exceptions (including an exception for shares or ADSs held in accounts maintained by certain financial institutions). US holders should consult their tax advisors regarding the effect, if any, of this legislation and these regulations on their obligations to file information reports with respect to the shares or ADSs.

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

        Refer to Note 64 to "Item 18—Financial statements" for a qualitative and quantitative discussion of the group's exposure to these market risks.

        The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations.

Liabilities—notional	2016	2017	2018	2019	2020	Thereafter	Total
	(Rand in millions)
Fixed rate (Rand)	1 774	918	1 739	2 326	82	1 081	7 920
Average interest rate	9,59%	10,63%	10,95%	10,95%	11,21%	11,23%
Variable rate (Rand)	1 108	199	3 665	5 416	95	470	10 953
Average interest rate	6,69%	6,52%	6,48%	6,51%	8,00%	7,94%
Fixed Rate (US$)	80	7	7	8	8	12 217	12 327
Average interest rate	4,50%	4,53%	4,53%	4,53%	4,53%	4,53%
Variable rate (US$)	202	15	93	522	702	9 402	10 936
Average interest rate	2,90%	2,94%	2,93%	2,93%	2,90%	2,87%
Fixed rate (Euro)	42	51	57	18	18	115	301
Average interest rate	2,28%	2,05%	1,77%	1,33%	1,24%	1,13%
Variable rate (Euro)	420	—	—	—	—	—	420
Average interest rate	0,83%	—	—	—	—	—
Variable rate (Other currencies)	62	—	—	—	—	—	62
Average interest rate	2,95%	—	—	—	—	—

Total	3 688	1 190	5 561	8 290	905	23 285	42 919

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

12.D.4    Depositary payments for 2015

        In terms of the Amended and Restated Deposit Letter Agreement dated as of 5 May 2011 (the Letter Agreement), the Depositary will reimburse the company up to US$350 000 for expenses related to the ADR programme including, but not limited to, investor relations expenses and listing fees or any other program related expenses on the anniversary date of the company's listing on the New York Stock Exchange. In the event that the number of American depository shares outstanding increases by 10 million from the number outstanding on the effective date of the Letter Agreement, the reimbursement amount for that year increases by US$100 000. On 29 June 2015, the Depositary reimbursed the company an amount of US$450 000 for expenses relating to the depository receipt facility for the period up to 9 April 2015.

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

(a)
Disclosure controls and procedures

        The company's President and Chief Executive Officer and Chief Financial Officer, based on their evaluation of the effectiveness of the group's disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report of Form 20-F, have concluded that, as of such date, the company's disclosure controls and procedures were effective.

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

        Sasol's internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance as to the reliability of Sasol's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

        Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework (2013)". Based on this assessment, our management has determined that, as of 30 June 2015, Sasol's internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of 30 June 2015 was audited by PricewaterhouseCoopers Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

(d)
Changes in internal control over financial reporting

        During the year under review, a change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

        On 1 July 2014, our new operating model, and a simplified and consolidated legal structure, came into effect. The new operating model aligns the components of Sasol—Operating Business Units, Regional Operating Hubs, Strategic Business Units, and Group Functions—according to a single value chain. This change has reduced the number of legal entities from 210 to 165, resulted in a changed decision making framework, and reduced the headcount by 7,4% from 33 400 to 30 919. Several processes and procedures were changed as a result of combining certain businesses and control environments, which impacted on our internal controls over financial reporting. We optimised our internal controls over financial reporting to align with the new operating model, simplified legal structure and reduced headcount. The updated processes, procedures and reduced headcount did not have an adverse impact on our internal controls over financial reporting. Additionally, in July 2015, we implemented a consolidated enterprise resource planning system for the South African Chemical Businesses, Supply Chain, Payroll, Global Human Resources and Safety, Health and Environment business processes to further enable this change. None of these changes were in response to any identified deficiency or weakness in our internal control over financial reporting.

Item 16.A    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Colin Beggs, an independent member of the audit committee and its chairman since 1 January 2011, was determined by our board to be the audit committee's financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

Item 16.B    CODE OF ETHICS

        Sasol has, with effect from 1 July 2015, adopted a revised code of ethics that applies to all of our directors, officers and employees, including the President and Chief Executive Officer, Chief Financial Officer and the Senior Vice President: Financial Control Services. Our revised code of ethics consists of the same four fundamental ethical principles—responsibility, honesty, fairness and respect contained in the initial code. The revised code is an unabridged code of ethics providing a high level view of the full policy. This revised code provides details on 31 (as opposed to 15 previously) ethical standards. These ethical standards have always covered issues such as bribery and corruption, fraud, insider trading, legal compliance, conflicts of interests, human rights and discrimination with matters such as local communities and personal privacy now added. The code includes a commitment to conducting our business with due regard to the interests of all our stakeholders and the environment. The code embodies a requirement of compliance with all applicable laws and regulations as a minimum standard.

        Employee performance compared against our values, which incorporate the code of ethics, is assessed as part of our performance appraisal system. Any amendment or waiver of the code as it relates to our President and Chief Executive Officer or Chief Financial Officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.

        The original code of ethics has been communicated to employees, suppliers, service providers and customers. The revised code is being rolled out to employees, service providers and customers. In July 2015 we also commenced the implementation of a code of ethics for suppliers.

        The code is available on our internet and intranet websites. Our ethics website address is http://www.sasol.com/sustainability/ethics. This website is not incorporated by reference in this annual report.

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

        The ethics hotline continues to be well utilised and 476 calls were received whereas 483 calls were investigated and resolved during 2015, reducing the total number of open calls from 126 to 121. The 476 calls represent an 18% decrease in calls received through the EthicsLine from the previous year. This can be attributed mainly to continued management actions, to make people aware of the correct use of the EthicsLine. Our code of ethics guides our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since they may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

Item 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2015 and 2014 years:

	Audit fees	Audit-related fees	Tax fees	All other fees	Total
	(Rand in millions)
2015(1)	85	1	—	—	86
2014(1)	74	1	1	—	76

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

        No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2015.

Item 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

Item 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares repurchased	Average price paid per share	Shares cancelled under the share repurchase programme	Total number of shares purchased as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes(1)
For the year ended 30 June 2015
Balance at 30 June 2014	40 309 886	—	(31 500 000)	8 809 886	56 163 615
2014-07-01 to 2014-07-31	—	—	—	—	56 163 615
2014-08-01 to 2014-08-31	—	—	—	—	56 163 615
2014-09-01 to 2014-09-30	—	—	—	—	56 163 615
2014-10-01 to 2014-10-31	—	—	—	—	56 163 615
2014-11-01 to 2014-11-30	—	—	—	—	56 268 816
2014-12-01 to 2014-12-31	—	—	—	—	56 268 816
2015-01-01 to 2015-01-31	—	—	—	—	56 268 816
2015-02-01 to 2015-02-29	—	—	—	—	56 268 816
2015-03-01 to 2015-03-31	—	—	—	—	56 268 816
2015-04-01 to 2015-04-30	—	—	—	—	56 268 816
2015-05-01 to 2015-05-31	—	—	—	—	56 268 816
2015-06-01 to 2015-06-30	—	—	—	—	56 268 816
2015-07-01 to 2015-07-31	—	—	—	—	56 268 816
2015-08-01 to 2015-08-31	—	—	—	—	56 268 816
2015-09-01 to 2015-09-18	—	—	—	—	56 268 816

	40 309 886		(31 500 000)	8 809 886

(1)
Approval is obtained annually at the annual general meeting for a new maximum number of shares to be repurchased.
  a.
  At our annual general meeting held on 21 November 2014, shareholders granted the authority to the directors to approve the repurchase by the company of its issued securities up to 10% of each of Sasol's ordinary shares and Sasol BEE ordinary shares. The company's issued ordinary shares as at 21 November 2014, was 650 787 016 (22 November 2013—649 796 916). No shares were repurchased in terms of this authority.

  b.
  The repurchase is limited to a maximum of 10% of the company's securities in the applicable class at the time the authority was granted and no acquisition may be made at a price more than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date of such acquisition.

  c.
  In terms of the JSE Limited Listings Requirements and the terms of the resolution, the general authority granted to the directors by shareholders on 21 November 2014 to acquire the company's issued securities will not exceed 15 months from the date of the resolution and will be valid only until the company's next annual general meeting, which is scheduled for 4 December 2015.

  d.
  The authority granted by shareholders on 22 November 2013, was replaced by a new authority from shareholders on 21 November 2014 to repurchase securities which excluded only the Sasol preferred ordinary shares. The maximum number of Sasol ordinary shares that could be repurchased between 22 November 2013 and 21 November 2014 amounts to 64 979 691.

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

        We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2015.

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

Item 18.    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the auditors' report of PricewaterhouseCoopers Inc. (PwC) and KPMG Inc. are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2015, 2014 and 2013

*
Refer to our consolidated annual financial statements filed as Exhibit 99.1 which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries at 30 June 2015 and 30 June 2014, and the results of their operations and their cash flows for each of the two years in the period ended 30 June 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2015, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        We also have audited the adjustments to the 2013 financial statements to retrospectively apply the change in reportable segments, as described in Note 1.2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2013 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2013 financial statements taken as a whole.

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

9 October 2015

F-1

 Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Sasol Limited

        We have audited, before the effects of the adjustments to restrospectively restate the disclosures for reportable segments as described in Note 1, the accompanying consolidated income statement, and consolidated statements of comprehensive income, changes in equity and cash flows of Sasol Limited and its subsidiaries for the year ended 30 June 2013 (the "2013 consolidated financial statements"). The 2013 consolidated financial statements before the effects of the adjustments discussed in Note 1 are not presented herein. The 2013 consolidated financial statements are the responsibility of Sasol Limited management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the 2013 consolidated financial statements, before the effects of the adjustments to retrospectively restate the disclosures for reportable segments described in Note 1, present fairly, in all material respects, the results of operations and cash flows of Sasol Limited and its subsidiaries for the year ended 30 June 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively restate the disclosures for reportable segments as described in Note 1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by PricewaterhouseCoopers Inc.

/s/ KPMG Inc.

Registered Auditors
Johannesburg, South Africa

        9 October 2013 (except for the adjustments relating to the change to the method of accounting for consolidations and joint arrangements, as well as updating changes in disclosures in respect of interests in other entities, which were as of 5 September 2014)

F-2

SUPPLEMENTAL OIL AND GAS INFORMATION (unaudited)

        In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 932, "Extractive Industries—Oil and Gas", and regulations of the US Securities and Exchange Commission (SEC), this section provides supplemental information about natural oil and gas exploration and production operations that are managed by Exploration and Production International (E&PI). Supplemental information is also provided about our coal mining operations and the conversion of coal reserves to synthetic oil, as managed by Mining and Sasol Secunda Operations, respectively.

        Tables 1 through to 3 provide historical information pertaining to costs incurred for property acquisitions, exploration and development; capitalised costs and results of operations. Tables 4 through to 6 present information on the estimated net proved reserve quantities; standardised measure of estimated discounted future net cash flows related to proved reserves and changes therein.

 TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

        The table below provides the costs incurred during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently.

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other Areas(1)
	(Rand in millions)
Year ended 30 June 2013
Acquisition of proved properties	141,0	—	—	—
Exploration	30,0	629,7	—	187,9
Development	4 950,1	79,0	3 176,6	341,5

Total costs incurred	5 121,1	708,7	3 176,6	529,4

Year ended 30 June 2014
Acquisition of proved properties	561,0	—	—	—
Exploration	85,5	304,9	560,0	297,0
Development	6 265,5	460,5	2 595,1	512,5

Total costs incurred	6 912,0	765,4	3 155,1	809,5

Year ended 30 June 2015
Acquisition of proved properties	174,4	—	—	120,7
Exploration	148,0	550,8	—	248,9
Development	4 729,7	636,5	2 923,9	857,7

Total costs incurred	5 052,1	1 187,3	2 923,9	1 227,3

(1)
In 2015, other areas comprises: Gabon, Australia, Nigeria and South Africa. In 2013 and 2014 other areas also included licences in which we no longer have any interests.

 TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

        The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to oil and gas exploration and production activities, and the aggregate amount of the related depreciation and amortisation.

	Synthetic Oil	Natural Oil and Gas
	South Africa	Mozambique	Canada	Other areas(1)
(Rand in millions)
Year ended 30 June 2013
Proved properties	57 026,1	5 948,6	14 266,8	2 380,5
Producing wells and equipment	54 332,1	5 721,2	11 528,8	2 023,0
Non-producing wells and equipment	2 694,0	227,4	2 738,0	357,5
Unproved properties	—	1 271,1	3 929,5	607,2

Capitalised costs	57 026,1	7 219,7	18 196,3	2 987,7
Accumulated depreciation	(16 919,6)	(1 671,6)	(4 365,1)	(1 637,6)

Net book value	40 106,5	5 548,1	13 831,2	1 350,1

Year ended 30 June 2014
Proved properties	68 636,9	6 717,3	16 447,2	3 221,6
Producing wells and equipment	63 279,9	6 013,8	15 660,8	2 395,6
Non-producing wells and equipment	5 357,0	703,5	786,4	826,0
Unproved properties	—	1 360,6	3 726,6	501,4

Capitalised costs	68 636,9	8 077,9	20 173,8	3 723,0
Accumulated depreciation	(19 699,6)	(2 081,6)	(9 486,3)	(2 055,7)

Net book value	48 937,3	5 996,3	10 687,5	1 667,3

Year ended 30 June 2015
Proved properties	78 711,2	8 135,5	20 171,9	3 836,5
Producing wells and equipment	71 191,5	6 672,5	19 086,0	3 325,0
Non-producing wells and equipment	7 519,7	1 463,0	1 085,9	511,5
Unproved properties	—	1 882,6	1 278,8	216,3

Capitalised costs	78 711,2	10 018,1	21 450,7	4 052,8
Accumulated depreciation	(22 853,3)	(2 648,1)	(10 870,8)	(2 875,7)

Net book value	55 857,9	7 370,0	10 579,9	1 177,1

(1)
In 2015, other areas comprises: Gabon, Australia and Nigeria. In 2013 and 2014 other areas also included licences in which we no longer have any interests.

 TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

        The results of operations for oil and gas producing activities are summarised in the table below.

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique	Canada	Other areas(1)
	(Rand in millions)
Year ended 30 June 2013
Sales to unaffiliated parties	—	352,7	599,6	1 224,8

Transfers to affiliated parties	49 789,0	1 456,8	—	—

Total revenues	49 789,0	1 809,5	599,6	1 224,8
Production costs	(15 280,4)	(332,4)	(292,0)	(341,1)
Foreign currency translation losses	(42,3)	(283,6)	(0,5)	(1,5)
Exploration expenses	(30,9)	(789,7)	—	(122,9)
Valuation provision	—	(14,5)	—	—
Depreciation	(3 378,4)	(333,8)	(1 988,2)	(179,7)

Operating profit / (loss)	31 057,0	55,5	(1 681,1)	579,6
Tax	(8 595,5)	(379,2)	—	(335,6)

Results of operations	22 461,5	(323,7)	(1 681,1)	244,0

Year ended 30 June 2014
Sales to unaffiliated parties	—	461,6	860,4	1 667,7
Transfers to affiliated parties	59 912,7	2 218,5	—	—

Total revenues	59 912,7	2 680,1	860,4	1 667,7
Production costs	(19 250,0)	(533,9)	(454,4)	(478,7)
Foreign currency translation gains / (losses)	1,5	(126,0)	0,1	(11,0)
Exploration expenses	(47,5)	(115,1)	—	(259,4)
Valuation provision	—	(36,0)	(5 308,6)	(95,2)
Depreciation	(4 253,2)	(411,4)	(1 946,6)	(286,5)

Operating profit/(loss)	36 363,5	1 457,7	(6 849,1)	536,9
Tax	(10 879,2)	(542,7)	—	(321,3)

Results of operations	25 484,3	915,0	(6 849,1)	215,6

Year ended 30 June 2015
Sales to unaffiliated parties	—	392,4	695,5	954,9
Transfers to affiliated parties	45 709,4	3 129,2	—	—

Total revenues	45 709,4	3 521,6	695,5	954,9
Production costs	(14 543,2)	(1 102,1)	(161,8)	(493,5)
Foreign currency translation losses	(11,1)	(402,0)	—	(9,4)
Exploration expenses	(45,0)	(21,7)	—	(189,7)
Valuation provision	—	—	(1 295,6)	(1 330,7)
Farm-down losses	—	—	—	(502,9)
Depreciation	(4 511,8)	(569,3)	(1 604,2)	(259,7)

Operating profit/(loss)	26 598,3	1 426,5	(2 366,1)	(1 831,0)
Tax	(6 954,4)	(746,4)	—	356,8

Results of operations	19 643,9	680,1	(2 366,1)	(1 474,2)

(1)
Other areas comprises: Gabon, Australia, Nigeria, Botswana, Papua New Guinea and South Africa.

  Proved Reserves

        The table below summarises the proved developed and proved undeveloped reserves of synthetic oil and natural oil and gas, as at 30 June 2015, for the last three years. As at 30 June 2015, the total proved reserve estimate for synthetic oil is 1 042,5 million barrels, and for natural oil and gas is 253,8 million barrels in oil equivalent terms

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

	Synthetic oil	Crude oil and condensate				Natural gas			Synthetic oil
	South Africa	Mozambique	Canada	Other areas(1)	Total	Mozambique	Canada	Total	South Africa	Mozambique	Canada	Other areas(1)	Total
	Millions of barrels					Billions of cubic feet				Equivalent, Millions of barrels
Proved developed and undeveloped reserves
Balance at 30 June 2012	776,3	3,6	0,2	4,0	7,8	1 451,1	55,2	1 506,3	776,3	245,4	9,4	4,0	1 035,1
Revisions	(13,3)	(0,1)	—	0,6	0,5	(24,0)	6,4	(17,6)	(13,3)	(4,1)	1,1	0,6	(15,7)
Improved recovery	—	0,1	—	1,0	1,1	64,2	8,6	72,8	—	10,8	1,5	1,0	13,3
Commercial arrangements	—	1,2	—	—	1,2	122,5	—	122,5	—	21,6	—	—	21,6
Production	(49,7)	(0,3)	—	(1,3)	(1,6)	(94,6)	(22,3)	(116,9)	(49,7)	(16,1)	(3,8)	(1,3)	(71,1)

Balance at 30 June 2013	713,3	4,5	0,2	4,3	9,0	1 519,2	47,9	1 567,1	713,3	257,6	8,2	4,3	983,4
Revisions	19,1	(0,2)	—	1,2	1,0	(25,7)	21,8	(3,9)	19,1	(4,4)	3,6	1,2	19,5
Improved recovery	—	—	0,1	0,1	0,2	—	24,1	24,1	—	—	4,1	0,1	4,2
Production	(51,7)	(0,2)	(0,1)	(1,4)	(1,7)	(105,1)	(21,3)	(126,4)	(51,7)	(17,7)	(3,6)	(1,4)	(74,4)

Balance at 30 June 2014	680,7	4,1	0,2	4,2	8,5	1 388,4	72,5	1 460,9	680,7	235,5	12,3	4,2	932,7
Revisions	413,6	0,0	0,1	(1,3)	(1,2)	(82,8)	33,3	(49,5)	413,6	(13,8)	5,6	(1,3)	404,1
Recovery/ (loss)	—	0,6	0,2	(0,5)	0,3	174,7	32,8	207,5	—	29,7	5,7	(0,5)	34,9
Production	(51,8)	(0,3)	(0,2)	(1,3)	(1,8)	(109,2)	(21,8)	(131,0)	(51,8)	(18,5)	(3,8)	(1,3)	(75,4)

Balance at 30 June 2015	1 042,5	4,4	0,3	1,1	5,8	1 371,1	116,8	1 487,9	1 042,5	232,9	19,8	1,1	1 296,3

Proved developed reserves
At 30 June 2013	592,6	1,7	0,2	2,0	3,9	680,5	47,9	728,4	592,6	115,1	8,2	2,0	717,9

At 30 June 2014	680,7	1,4	0,2	1,9	3,5	591,7	72,5	664,2	680,7	100,0	12,3	1,9	794,9

At 30 June 2015	1 042,5	1,1	0,3	1,1	2,5	386,8	103,7	490,5	1 042,5	65,5	17,6	1,1	1 126,7

Proved undeveloped reserves
At 30 June 2013	120,7	2,8	—	2,3	5,1	838,7	—	838,7	120,7	142,5	—	2,3	265,5

At 30 June 2014	—	2,7	—	2,3	5,0	796,7	—	796,7	—	135,5	—	2,3	137,8

At 30 June 2015	—	3,3	0,0	—	3,3	984,3	13,1	997,4	—	167,4	2,2	—	169,6

(1)
Other areas comprises: Gabon.

  Natural Oil and Gas

        The table above presents the proved reserves of natural oil and gas for the producing assets as at 30 June 2015.

  Mozambique Proved Reserves

        Our Mozambique proved reserves are contained in the Pande-Temane PPA licence. These represent the net economic interest volumes that are attributable to Sasol after the deduction of production tax. Gas reserves are limited by take or pay quantities defined in the existing gas sales agreements for the remainder of the terms of the contracts.

  Canada Proved Reserves

        Our Canada proved reserves are contained in the unconventional (shale/ tight gas) Farrell Creek and Cypress A fields in our Montney asset. Full development of the asset will require around 3 000 wells, of which only some 5% have been drilled and completed to date. In view of the low natural gas price in Western Canada and North America, the extensive remaining development plan has slowed to adjust to market conditions.

        Reserves are presently limited to those volumes of gas and condensate attributable to Sasol that are forecast to be produced from existing wells together with small volumes to be recovered from seven wells which have been drilled but yet to be completed. Although these completions (associated Net Proved Reserves of 13,1 Bscf) are assessed to have a negative present value they generate a positive cash flow and the Progress Sasol Montney Partnership (PSMP) is committed to carry them out and have provided funds in the current work programme and budget.

  Gabon Proved Reserves

        Our Gabon proved reserves are contained in the Etame Marin Permit asset. These represent the net economic interest volumes attributable to Sasol after application of the terms of the Exploration and Production Sharing Contract. There has been a downward revision of Proved Reserves in Gabon during 2015 as a result of the reduction in oil price and also the occurrence of elevated levels of H2S in a number of wells.

  Changes to Proved Reserves

        The table above presents the proved reserves of natural oil and gas for the producing assets over the years shown and identifies the reasons for the changes in the estimates.

  Proved undeveloped reserves converted to Proved developed reserves

        There were no proved undeveloped reserves converted to proved developed reserves in the Mozambique Pande-Temane PPA asset during 2015.

        Proved developed reserves were added in Canada (19,7 Bscf) through the continued drilling programme in Farrell Creek and Cypress A, which were not disclosed as proved undeveloped reserves last year. Net capital expenditure to Sasol was R 2 587 million for well and pad preparation, drilling and completion activities and R 62 million for associated infrastructure. The actual spending incurred by Sasol is affected by the capital carry obligations that form part of the consideration for Sasol's acquisition of its interest in the asset.

        Proved developed reserves were added in Gabon (0,3 MMbbl) through the drilling of the Etame Marin Permit ET-10H and ET-12H wells, which were disclosed as proved undeveloped reserves last year. Although ET-8H was drilled as planned it did not contribute to Proved Developed Reserves as it is presently shut in due to elevated H2S. Net capital expenditure to Sasol in 2015 for these three wells was R 306,9 million.

  Proved undeveloped reserves remaining undeveloped

        A significant volume of proved undeveloped natural gas reserves (presently estimated to be 980 Bscf) has remained undeveloped in the Mozambique Pande-Temane PPA asset for the last nine years. The total proved volume (developed plus undeveloped) represents gas that will be recovered as part of the approved field development plan and which is required to satisfy existing gas sales agreements.

        In order to optimise timing of capital expenditures required to convert undeveloped reserves to developed reserves, E&PI regularly studies production performance from the two fields and reviews its plan for installation of additional compression and wells. The first phase of a project to lower the inlet pressure at the facility is nearing completion and it is expected that this will result in the conversion of a large proportion of currently undeveloped reserves to developed during 2016. Further phases of additional compression are planned in the next five years but the current estimate is that infill wells will not be required before 2024.

        In Farrell Creek and Cypress A proved undeveloped natural gas reserves consist of small volumes to be recovered from seven wells which have been drilled but yet to be completed. These completions will be performed during 2016 as part of the current work programme and budget.

        At 30 June 2015, there were no proved undeveloped reserves in the Etame Marin Permit.

  Natural Oil and Gas Reserves Definitions

        The definitions of categories of Reserves used in this disclosure for natural oil and gas are consistent with those set forth in the regulations of the Securities and Exchange Commission:

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

  Definitions of Changes to Proved Reserves

        The definitions of the changes to Proved Reserves estimates used in this disclosure are consistent with FASB Accounting Standards C 932-235-50-5. Also included, where material, are changes resulting from Commercial Arrangements or Operational Factors as defined below.

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

 TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS
RELATING TO PROVED RESERVES

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique(1)	Canada	Other areas(2)
Year ended 30 June 2013
Future cash inflows	677 102,2	49 700,5	1 395,5	5 191,2
Future production costs	(245 124,9)	(5 704,2)	(1 983,3)	(2 495,1)
Future development costs	(95 765,2)	(5 086,8)	(1 036,4)	(1 937,4)
Future income taxes	(103 956,0)	(12 772,0)	—	(523,8)

Undiscounted future net cash flows	232 256,1	26 137,5	(1 624,2)	234,9
10% annual discount for timing of estimated cash flows	(111 338,9)	(12 971,5)	560,6	(50,4)

Standardised measure of discounted future net cash flows	120 917,2	13 166,0	(1 063,6)	184,5

Year ended 30 June 2014
Future cash inflows	767 028,1	50 748,4	3 172,9	5 188,9
Future production costs	(245 502,2)	(6 446,9)	(3 220,5)	(2 498,5)
Future development costs	(98 658,3)	(6 705,0)	(1 384,5)	(1 507,8)
Future income taxes	(124 676,7)	(12 498,0)	—	(690,9)

Undiscounted future net cash flows	298 190,9	25 098,6	(1 432,1)	491,7
10% annual discount for timing of estimated cash flows	(135 347,7)	(11 597,5)	1 031,6	(31,3)

Standardised measure of discounted future net cash Flows	162 843,2	13 501,1	(400,5)	460,4

Year ended 30 June 2015
Future cash inflows	906 161,1	48 356,0	3 908,1	1 006,0
Future production costs	(346 619,9)	(7 879,1)	(3 122,6)	(1 139,5)
Future development costs	(243 862,4)	(6 825,3)	(1 830,4)	(927,9)
Future income taxes	(96 474,1)	(11 060,1)	—	(100,4)

Undiscounted future net cash flows	219 204,7	22 591,5	(1 044,9)	(1 161,8)
10% annual discount for timing of estimated cash flows	(121 247,6)	(9 941,5)	882,9	229,2

Standardised measure of discounted future net cash flows	97 957,1	12 650,0	(162,0)	(932,6)

(1)
Mozambique values have been recalculated for 2014.

(2)
Other areas comprises of Gabon.

        The standardised measure of discounted future net cash flows, relating to the Proved Reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235.

        Future cash inflows are computed by applying the prices used in estimating Proved Reserves to the year-end quantities of those Reserves (see the Information on natural oil and gas reserves above). Future development and production costs are computed by applying the costs used in estimating Proved Reserves.

        Future income taxes are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the

Reserves, less the tax basis of the properties involved. The future income tax expenses therefore give effect to the tax deductions, tax credits and allowances relating to the Reserves.

        Discounted future net cash flows are the result of subtracting future development and production costs and future income taxes from the cash inflows. A discount rate of 10 percent a year is applied to reflect the timing of the future net cash flows relating to the Reserves.

        The information provided here does not represent management's estimate of the expected future cash flows or value of the properties. Estimates of Reserves are imprecise and will change over time as new information becomes available. Moreover probable and possible Reserves along with other classes of resources, which may become Proved Reserves in the future, are excluded from the calculations. The valuation prescribed under FASB ASC Section 932 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of 30 June each year and should not be relied upon as an indication of the companies' future cash flows or value of synthetic oil and natural oil and gas Reserves.

 TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

	Synthetic oil	Natural oil and gas
	South Africa	Mozambique(1)	Canada	Other areas(2)
	(Rand in millions)
Present value at 30 June 2012	109 156,8	11 138,3	262,6	931,4
Net changes for the year	11 760,4	2 027,7	(1 326,2)	(746,8)

Sales and transfers of oil and gas produced net of production costs	(34 508,6)	(1 661,9)	105,1	(1 123,6)
Development costs incurred	9 786,3	100,8	3 401,6	370,3
Net change due to current reserves estimates from:
Improved recovery	—	472,8	179,8	618,2
Commercial arrangements	—	2 226,0	—	—
Revisions	(584,5)	(703,3)	(151,0)	572,1
Net changes in prices and costs related to future production	(20 448,8)	(311,2)	(918,7)	(549,4)
Changes in estimated future development costs	392,0	(1 170,7)	(4 023,4)	(1 347,6)
Accretion of discount	10 038,8	1 595,7	26,3	160,8
Net change in income tax	(5 113,7)	(1 223,0)	—	280,1
Net change due to exchange rate	52 198,9	2 702,5	54,1	272,3

Present value at 30 June 2013	120 917,2	13 166,0	(1 063,6)	184,6
Net changes for the year	41 925,9	335,1	663,1	275,8

Sales and transfers of oil and gas produced net of production costs	(40 662,7)	(2 377,0)	(158,1)	(1 285,3)
Development costs incurred	12 299,3	569,8	3 155,2	661,1
Net change due to current reserves estimates from:
Improved recovery	—	—	272,0	53,5
Commercial arrangements	—	—	—	—
Revisions	11 418,2	567,3	889,0	1 038,1
Net changes in prices and costs related to future production	(5 241,1)	(734,9)	(328,5)	(121,0)
Changes in estimated future development costs	(9 021,3)	(1 138,8)	(3 047,7)	(35,7)
Accretion of discount	10 958,5	1 920,7	(106,4)	58,1
Net change in income tax	(9 366,6)	(333,0)	—	(149,5)
Net change due to exchange rate	71 541,6	1 861,0	(12,4)	56,5

Present value at 30 June 2014	162 843,1	13 501,1	(400,5)	460,4
Net changes for the year	(64 886,0)	(851,1)	238,5	(1 393,0)

Sales and transfers of oil and gas produced net of production costs	(31 166,1)	(3 317,7)	(506,8)	(662,0)
Development costs incurred	11 369,9	853,8	2 930,0	855,0
Net change due to current reserves estimates from:
Improved recovery	—	2 208,6	291,4	(381,5)
Commercial arrangements	—	—	—	—
Revisions	30 491,1	(1 349,3)	1 118,6	(771,0)
Net changes in prices and costs related to future production	(123 966,5)	(5 216,4)	(440,7)	(1 052,6)
Changes in estimated future development costs	(29 752,1)	(14,9)	(3 114,3)	(102,2)
Accretion of discount	14 599,3	1 987,5	(40,1)	100,7
Net change in income tax	31 218,4	769,6	0,0	457,2
Net change due to exchange rate	32 320,0	3 227,7	0,4	163,4

Present value at 30 June 2015	97 957,1	12 650,0	(162,0)	(932,6)

(1)
Mozambique values have been recalculated for 2014.

(2)
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
4.1	Management Share Incentive Scheme**
4.2	The Deed of Trust for the Sasol Inzalo Management Trust*
4.3	The Deed of Trust for the Sasol Inzalo Employee Scheme*
8.1	List of subsidiaries
12.1	Certification of David Edward Constable, President and Chief Executive Officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Bongani Nqwababa, Chief Financial Officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of David Edward Constable, President and Chief Executive Officer of Sasol Limited and Bongani Nqwababa, Chief Financial Officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
Certification of David Edward Constable, President and Chief Executive Officer of Sasol Limited and Bongani Nqwababa, Chief Financial Officer of Sasol Limited pursuant to Rule 13a-15(f) under the Securities Exchange Act of 1934, as adopted pursuant to Section 404 of the Sarbanes- Oxley Act of 2002.
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

SASOL LIMITED
	By:	/s/ BONGANI NQWABABA Bongani Nqwababa Chief Financial Officer
Date: 9 October 2015

GLOSSARY OF TERMS

Term	Description
Acetic acid	Acetic acid is an organic compound commonly known as vinegar acid. Under normal conditions it is a clear colourless liquid, has a distinctive sour taste and pungent smell. The pure compound has a crystalline form. Acetic acid is mainly produced as a precursor to polyvinylacetate and cellulose acetate. Acetic acid is used as an acidifying and neutralising agent in industrial applications which include use as an additive or flavouring in canned pickles, fish, meat, candy and glazes.
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

Alpha olefin

An alpha olefin is an olefin or an alkene with a double bond located on the primary or alpha position of the carbon chain or between the 1st and 2nd carbon atom. An alpha olefin can be linear or branched. Examples of alpha olefins are chemical compounds such as 1-pentene, 1-hexene and 1-octene manufactured in Secunda. These chemical compounds are mainly used for industrial applications such as organic synthesis, manufacturing of plastics and surfactants, blending agents for high octane fuels and pesticide formulations.

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

Butadiene

Butadiene is a chemical compound which is considered to be a simple conjugated diene. Usually the term butadiene refers to the chemical compound 1,3-butadiene. 1,3-Butadiene is normally encountered in the form of a colourless gas at room temperature or liquid at temperatures below –4,4 °C, with a mild aromatic or gasoline-like odour. It is predominantly used for the production of synthetic rubber, plastics and resins.

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
Gasification

Gasification is the process where coal is converted, through its reaction with oxygen and steam at temperatures of above 850oC to carbon monoxide and hydrogen. The produced gas mixture is referred to as syngas.

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

Methyl ethyl ketone (MEK

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

Units of measures	m	metre
	km	kilometre
	mm	millimetre
	km2	square kilometre
	m2	square metre
	m3	cubic metre
	kg	kilogram
	t	ton
	kt	kiloton
	Mt	million tons
	tpa	tons per annum
	ktpa	kilotons per annum
	mtpa	million tons per annum
	b or bbl	barrel
	bpd or bbl/d	barrels per day

Term	Description
	cf	cubic feet
	mg/m3	milligrams per cubic meter
	ppm	parts per million
	GJ	gigajoule
	PJ	petajoule
	MGJ/a	million gigajoule per annum
	Bscf	billion standard cubic feet
	MMbbl	million barrels
	MMscf/d	million standard cubic feet per day
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

SYFERFONTEIN COLLIERY
SECUNDA TOWN
EVANDER TOWN
THUBELISHA SHAFT
MIDDELBULT COLLIERY
IMPUMELELO COLLIERY
TWISTDRAAI COLLIERY
BOSJESSPRUIT COLLIERY
BRANDSPRUIT COLLIERY
CHARL CILLIERS TOWN
BLOCK 3 SOUTH
BLOCK 2 SOUTH

Exploration and Production International
Areas of Interest
Africa

Nigeria
OML 145
Mozambique
Indian Ocean
PSA (N)
PPA (N)
Blocks 16 & 19
Area A
PSA (S)
PPA (S)
Atlantic Ocean
Indian Ocean
Gabon
Ebouri
Etame
Avouma
Atlantic Ocean
South Africa
TCP 3A/4A
Atlantic Ocean
South Africa
Indian Ocean
ER236

Exploration and Production International
Areas of Interest
Australia

Indian Ocean
South Pacific Ocean
Australia
Southern Ocean
AC/P 52
Indian Ocean
Australia
EP98
P117
EP76
Australia