Form 20-F
period 2016-06-30
SASOL LTD
filed 2016-09-27
CIK 314590

Use these links to rapidly review the document

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

As filed with the Securities and Exchange Commission on 27 September 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited
(Exact name of registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organisation)

1 Sturdee Avenue, Rosebank 2196
South Africa
(Address of Principal Executive Offices)

Paul Victor, Chief Financial Officer, Tel. No. +27 11 441 3505, Email paul.victor@sasol.com
1 Sturdee Avenue, Rosebank 2196, South Africa
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
 651 389 516 Sasol ordinary shares of no par value
25 547 081 Sasol preferred ordinary shares of no par value
2 838 565 Sasol BEE ordinary shares of no par value

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

        We are incorporated in the Republic of South Africa as a public company under South African company law. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

        As used in this Form 20-F:

  •
  "rand" or "R" means the currency of the Republic of South Africa;

  •
  "US dollars", "dollars", "US$" or "$" means the currency of the United States (US);

  •
  "euro", "EUR" or "€" means the common currency of the member states of the European Monetary Union; and

  •
  "CAD" means Canadian dollar, the currency of Canada.

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2016. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

All references in this Form 20-F to "years" refer to the financial years ended on 30 June. Any reference to a calendar year is prefaced by the word "calendar".

        Besides applying barrels (b or bbl) and standard cubic feet (scf) for reporting oil and gas reserves and production, Sasol applies the Système International (SI) metric measures for all global operations. A ton, or ton, denotes one metric ton equivalent to 1 000 kilograms (kg). Sasol's reference to metric tons should not be confused with an imperial ton equivalent to 2 240 pounds (or about 1 016 kg). Barrels per day, or bpd, or bbl/d, is used to refer to our oil and gas production.

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

        Unless otherwise stated, presentation of financial information in this annual report on Form 20-F will be in terms of IFRS. Our discussion of business segment results follows the basis used by the Joint Presidents and Chief Executive Officers (the company's chief operating decision makers) for segmental financial decisions, resource allocation and performance assessment, which forms the accounting basis for segmental reporting, that is disclosed to the investing and reporting public.

        "CFO Report" means the Chief Financial Officer's Report included in Exhibit 99.3.

        "Headline Earnings per share (HEPS)" refers to disclosure made in terms of the JSE listing requirements.

FORWARD-LOOKING STATEMENTS

        We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the United States Securities and Exchange Commission, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

  •
  the capital cost of our projects (including material, engineering and construction cost) and the timing of project milestones;

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

  •
  statements regarding our existing or anticipated investments (including the Lake Charles Chemicals Project and the

    GTL project in the United States, the GTL joint ventures in Qatar and Nigeria, chemical projects and joint arrangements in North America and other investments), acquisitions of new businesses or the disposal of existing businesses;

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

        Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward- looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in such forward-looking statements. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

  •
  the outcome in pending and developing regulatory matters and the effect of changes in regulation and government policy;

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

  •
  the accuracy of our assumptions in assessing the economic viability of our large capital projects; growth in significant developing areas of our business; the ability to gain access to sufficient competitively priced gas, oil and coal reserves and other commodities;

  •
  the impact of environmental legislation and regulation on our operations and access to natural resources;
  •
  our success in continuing technological innovation;

  •
  our ability to maintain sustainable earnings despite fluctuations in oil, gas and commodity prices, foreign currency exchange rates and interest rates;

  •
  our ability to attract and retain sufficient skilled employees; and

  •
  our success at managing the foregoing risks.

        The foregoing list of important factors is not exhaustive; when making investment decisions, you should carefully consider the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See "Item 3.D—Risk factors"

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        We are a public company incorporated under the company law of South Africa. Most of our directors and officers reside outside the US, principally in South Africa. You may not be able, therefore, to effect service of process within the US upon those directors and officers with respect to matters arising under the federal securities laws of the US.

        In addition, most of our assets and the assets of most of our directors and officers are located outside the US. As a result, you may not be able to enforce against us or our directors and officers judgements obtained in US courts predicated on the civil liability provisions of the federal securities laws of the US.

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

  •
  the applicable rules under the relevant South African legislation which regulate the recognition and enforcement of foreign judgements in South Africa; and

  •
  the South African courts' inherent jurisdiction to intervene in any matter which such courts may determine warrants the courts' intervention (despite any agreement amongst the parties to (i) have any certificate or document being conclusive proof of any factor, or (ii) oust the courts' jurisdiction).

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

        The financial data set forth below for the years ended as at 30 June 2016 and 2015 and for each of the years in the three-year period ended 30 June 2016 has been derived from and should be read in conjunction with our audited consolidated financial statements included in Item 18 of this annual report on Form 20-F.

        Financial data as at 30 June 2014, 2013 and 2012, and for the years ended 30 June 2013 and 2012 have been derived from the group's previously published audited consolidated financial statements, which are not included in this document.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	30 June 2016	30 June 2015	30 June 2014	30 June 2013	30 June 2012
	(Rand in millions) (except per share information and weighted average shares in issue)
Income Statement data:
Turnover	172 942	185 266	202 683	169 891	159 114
Operating profit	24 239	46 549	45 818	40 845	36 710
Profit attributable to owners of Sasol Limited	13 225	29 716	29 580	26 274	23 580
Statement of Financial Position data:
Total assets	390 714	323 599	280 264	246 165	197 583
Total equity	212 418	196 483	174 769	152 893	127 942
Share capital	29 282	29 228	29 084	28 711	27 984
Per share information (Rand):
Basic earnings per share	21,66	48,71	48,57	43,38	39,09
Diluted earnings per share	21,66	48,70	48,27	43,30	38,90
Dividends per share(1)	14,80	18,50	21,50	19,00	17,50
Weighted average shares in issue (in millions):
Average shares outstanding—basic	610,7	610,1	609,0	605,7	603,2
Average shares outstanding—diluted	610,7	610,2	620,8	606,8	606,1

(1)
The total dividend includes the interim and final dividend. The final dividend was declared subsequent to the reporting date and is presented for information purposes only. No provision for this final dividend has been recognised.

Exchange rate information

        The following table sets forth certain information with respect to the rand/US dollar exchange rate for the years shown:

Rand per US dollar for the year ended 30 June and the respective month:

	Average(1)	High(2)	Low(2)
2012	7,78	8,58	6,67
2013	8,85	10,21	8,08
2014	10,39	11,32	9,59
2015	11,45	12,58	10,51
2016	14,52	16,88	12,25
2017(3)
April 2016	14,60	15,26	14,21
May 2016	15,41	15,88	14,64
June 2016	15,02	15,60	14,41
July 2016(3)	14,40	14,75	13,88
August 2016(3)	13,81	14,74	13,27
September 2016 (up to 19 September 2016)(3)	14,26	14,60	13,98

(1)
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)
Based on the closing rate of Thomson Reuters for the applicable period.

(3)
The average exchange rates for the period 1 July 2016 to 19 September 2016 are calculated using the average exchange rate on the last day of each month and as at 19 September during the period. The average exchange rate for each month and as at 19 September 2016 is calculated using the average of the daily exchange rates during the period.

        On 19 September 2016, the closing exchange rate of rand per US dollar as reported by Thomson Reuters was R14,02.

3.B Capitalisation and indebtedness

        Not applicable.

3.C Reasons for the offer and use of proceeds

        Not applicable.

3.D Risk factors

Fluctuations in crude oil, natural gas and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial condition

        Market prices for crude oil, natural gas and petroleum products fluctuate as they are subject to local and international supply and demand fundamentals and other factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by general economic conditions, industry inventory levels, technology advancements, production quotas or other actions that might be imposed by international cartels that control the production of a significant proportion of the worldwide supply of crude oil, weather-related damage and disruptions, competing fuel prices and geopolitical risks, especially in the Middle East, North Africa and West Africa.

        Prolonged periods of low prices for crude oil can have a material adverse effect on our business, operating results, cash flows and financial condition. The group's profitability was negatively impacted by the 41% decline in oil prices in 2016 as compared to 2015. During 2016, the dated Brent crude oil price averaged US$43,37/bbl and fluctuated between a high of US$61,67/bbl and a low of US$25,99/bbl. This compares to an average dated Brent crude oil price of US$73,46/bbl during 2015, which fluctuated between a high of US$106,64/bbl and a low of US$48,18/bbl.

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products, prices for which have fluctuated widely in recent years and are affected by crude oil prices, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors.

        The South African Government controls and/or regulates certain fuel prices. The pump price of petrol is regulated at an absolute level. Furthermore maximum price regulation applies to the refinery gate price of liquefied petroleum gas (LPG), the price of LPG sold in cylinders for domestic use and the sale of unpacked illuminating paraffin. South African liquid fuels are valued using reported prices from international refining centres to which logistical costs to South Africa are added. The resultant "Basic Fuel Price" (BFP) is a formula-driven price that considers, amongst others, the international crude oil price, the rand/US dollar exchange rate and the refining margin typically earned by coastal refineries. The BFP is then used as a component in the regulated prices that are published by the Government on a monthly basis.

        Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from differing fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuel operations.

        Prolonged periods of low crude oil and natural gas prices could also result in projects being delayed or cancelled, as well as in the impairment of certain assets. In Canada, low gas prices have persisted, resulting in an impairment of our shale gas assets in 2015 of R1,3 billion (CAD133 million) and a further impairment of R9,9 billion (CAD880 million) in 2016.

        In the US, we recognised an impairment of R956 million (US$65 million), in 2016, on our low density polyethylene (LDPE) derivative unit in the Lake Charles Chemicals Project complex. The impairment was largely driven by the increased capital cost and lower margins.

        We also recognised a partial impairment in 2015 of R1,3 billion with respect to our Etame assets in Gabon, due to the decline in oil prices.

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

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition

        The rand is the principal functional currency of our operations and we report our results in rand. However, 90% of our turnover is impacted by the US dollar and the price of most petroleum and chemical products are based on global commodity and benchmark prices which are quoted in US dollars.

        Further, as explained above, the rand/US dollar exchange rate is a component of the BFP, which impacts the price at which we can sell fuel in South Africa.

        A significant part of our capital expenditure is US dollar-denominated, as it is directed to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa. Fluctuations in the rand/US dollar exchange rate impacts on our gearing and targeted capital expenditure.

        We also generate turnover and incur operating costs in euro and other currencies.

        Fluctuations in the exchange rates of the rand against the US dollar and euro as well as other currencies also impact the comparability of our financial statements between periods due to the effects of translating the functional currencies of our foreign subsidiaries into rand at different exchange rates.

        Accordingly, fluctuations in exchange rates between the rand and US dollar, and/or euro may have a material effect on our business, operating results, cash flows and financial condition.

        During 2016, the rand fell to record lows against the US dollar, with the rand/US dollar exchange rate averaging R14,52 and fluctuating between a high of R16,88 and a low of R12,25. This compares to an average exchange rate of R11,45 during 2015, which fluctuated between a high of R12,58 and a low of R10,51.

        The rand exchange rate is affected by various international and South African economic and political factors. Subsequent to 30 June 2016, the rand has on average strengthened against the US dollar and the euro, closing at R14,02 and R15,66, respectively, on 19 September 2016. In general, a weakening of the rand would have a positive effect on our operating results. Conversely, strengthening of the rand would have an adverse effect on our operating results. Refer to "Item 5.A—Operating results" for further information regarding the effect of exchange rate fluctuations on our results of operations.

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

Cyclicality in petrochemical product prices and demand may adversely affect our business, operating results, cash flows and financial condition

        The demand for chemicals and especially products such as solvents, olefins, surfactants, fertilisers and polymers is cyclical. Typically, higher demand during peaks in the industry business cycle leads producers to increase their production capacity. Although peaks in the business cycle have been characterised by increased selling prices and higher operating margins in the past, such peaks have led to overcapacity with supply exceeding demand growth. Low periods during the industry business cycle are characterised by a decrease in selling prices and excess capacity, which can depress operating margins. We are unable to accurately forecast the timing of the industry business cycle, and lower prices for chemical products during downturns in the cycle may have a material adverse effect on our business, operating results, cash flows and financial condition.

Our large projects are subject to schedule delays and cost overruns, and we may face constraints in financing our existing projects or new business opportunities, which could render our projects unviable or less profitable than planned

        In financial year 2015, we made the final investment decision (FID) on the Lake Charles Chemicals Project (LCCP) (an ethane cracker and chemical derivatives plant) in the US.

        Overall construction on the project continues on all fronts, with most engineering activities nearing completion and procurement well advanced. At 30 June 2016, the capital expenditure to date on LCCP was US$4,8 billion, and the overall project completion was around 50%.

        In August 2016, we announced that a detailed review on the LCCP confirmed that the total capital cost for the project is expected to be US$11 billion representing an increase of $2,1 billion from the original estimate at the time of FID in October 2014. We also announced a number of changes to the project oversight designed to enhance the likelihood of the project being completed within the revised estimate.

        The expected returns from the LCCP have also been updated, taking into account our updated oil and petrochemical price forecasts as well as the revised cost and schedule resulting from the review process. On an unlevered basis, the returns from the LCCP are expected to be slightly above the company's US dollar weighted average cost of capital of 8%, although below the returns expected at the time of FID in October 2014.

        During 2016, the LDPE cash generating unit was impaired by R956 million (US$65 million), largely as a result of the increased capital cost and lower margins.

        In Mozambique, the Field Development Plan (FDP) for the Production Sharing Agreement (PSA) licence was approved by regulatory authorities. The PSA FDP proposes an integrated oil, Liquefied Petroleum Gas (LPG) and gas-to-power project adjacent to the Petroleum Production Agreement (PPA) area. The development of these projects is a capital-intensive process carried out over long durations and requires us to commit significant capital expenditure and allocate considerable management resources in utilising our existing experience and know-how.

        Such projects are subject to risk of delay and cost overruns inherent in any large construction project, including as a result of, among other factors:

  •
  shortages or unforeseen increases in the cost of equipment, labour and raw materials;

  •
  unforeseen design and engineering problems;

  •
  inadequate phasing of activities;

  •
  labour disputes;

  •
  inadequeate workforce planning;

  •
  inadequate change management practices;

  •
  natural disasters and adverse weather conditions, including excessive winds, higher than expected rainfall patterns, tornadoes, cyclones and hurricanes;

  •
  failure or delay of third-party service providers; and

  •
  changes to regulations, such as environmental regulations.

        In addition, significant variations in the assumptions we make in assessing the viability of our projects, including those relating to commodities prices and the prices for our products, exchange rates, interest rates and the demand for our products, may adversely affect the profitability or even the viability of our investments. As the LCCP is particularly material to Sasol, any further cost overruns or adverse changes in assumptions affecting the viability of the project could have a material adverse effect on the business, cash flows, financial condition and prospects.

        Our operating cash flow and banking facilities may be insufficient to meet our capital expenditure plans and requirements, depending on the timing and cost of development of our existing projects and any further projects we may pursue, as well as our operating performance and the utilisation of our banking facilities. As a result, new sources of capital may be needed to meet the funding requirements of these projects, to fund ongoing business activities and to pay dividends. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, our credit rating, our gearing and other debt metrics, the condition of the financial markets, future prices for the products we sell, the prospects for our industry, our operational performance and operating cash flow and debt position, among other factors.

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

Our access to and cost of funding is affected by our credit rating, which in turn is affected by the sovereign credit rating of the Republic of South Africa

        Our credit rating may be affected by our ability to maintain our outstanding debt and financial ratios at levels acceptable to the credit ratings agencies, our business prospects, the sovereign credit rating of the Republic of South Africa and other factors, some of which are outside our control. Historically, our credit rating has been affected by movements in the sovereign credit rating of the Republic of South Africa. Any future adverse rating actions or downgrade of the South African sovereign credit rating may have an adverse effect on our credit rating, which could negatively impact our ability to borrow money and could increase the cost of debt finance.

        A downgrade of Sasol's credit rating may also have an adverse effect on the effectiveness of our interest rate swap, entered into to hedge 50% of the LIBOR exposure of the US$4 billion term loan facility entered into to finance the LCCP.

        The credit rating assigned by the ratings agencies is dependent on a number of factors, including the gearing levels of the group. In assessing these gearing levels, performance guarantees which have been issued by Sasol are taken into account as potential future exposure, which may impact the liquidity of the group.

        The sovereign credit rating of the Republic of South Africa is currently BBB– with a negative outlook by Standard & Poor's Ratings Services (S&P) and Baa2 with a negative outlook by Moody's Investors Service (Moody's).

We may not achieve our cash conservation targets

        In 2012, we implemented a significant change programme, over a four-year period, to sustainably reduce our cost base and bring about a more competitive organisation.

        During this process, we streamlined corporate and management structures, revised our operating model, refined our near-to-medium-term strategy, refocused our longer-term strategic direction, and drove a comprehensive Business Performance Enhancement Programme (BPEP) to enable the company to be more resilient and better positioned to respond to the lower-for-longer oil price scenario and volatile macro-economic environment. At the end of 2016, our BPEP recorded cumulative savings of R4,5 billion, and we have increased our target to realise at least R5,4 billion in sustainable annual savings from the end of the 2018 financial year.

        In December 2014, we proactively formulated a comprehensive plan to conserve cash in response to a lower oil price environment, over and above the savings target set out under our BPEP.

        Several core levers underpin our Response Plan. These levers are cash cost savings, gross margin and working capital improvements,

capital structuring and capital portfolio optimisation.

        Our Response Plan catered for an initial cash conservation target range of between R30 billion to R50 billion over a 30-month period to end June 2017. To ensure that we have the appropriate plans in place, with a high level of predictability, the Response Plan targets are reviewed on a regular basis by the Group Executive Committee, based on the latest oil price, commodities and exchange rate assumptions. Accordingly, in 2016, we increased our cash conservation target to between R65 billion and R75 billion, and extended the programme to at least the 2018 financial year, to ensure continued balance sheet strength and earnings resilience at notably lower oil price scenarios.

        While our Response Plan protects cash over a relatively short period, certain initiatives implemented are anticipated to result in substantial longer-term cost savings of approximately R2,5 billion annually from the 2019 financial year.

        Our ability to achieve our cash conservation targets are subject to a number of risks, contingencies and other factors, some of which are beyond our control. These risks, for example, relate to negative macroeconomic developments and a further deterioration of market conditions. Therefore, our actual cash conservation achieved may differ significantly from the current targeted amounts.

Exposure related to investments in associates, joint ventures and joint operations (joint arrangements) may adversely affect our business, operating results, cash flows and financial condition

        We have invested in a number of associates and joint arrangements as part of our strategy to expand operations globally. We are considering opportunities for further upstream oil and gas and downstream GTL investments, as well as opportunities in chemicals, to continue our local and global expansion. The development of these projects may require investments in associates and joint arrangements, most of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of our associates, and joint arrangement partners, their ability to meet their financial and/or contractual obligations, their behaviour, their compliance with legal and ethical standards, as well as the increasing complexity of country-specific legislation and regulations may adversely affect our reputation and/or result in disputes and/or litigation, all of which may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives.

We may not achieve projected benefits of acquisitions or divestments

        We may pursue acquisitions or divestments. With any such transaction, there is the risk that any benefits or synergies identified at the time of acquisition may not be achieved as a result of changing or inappropriate assumptions or materially different market conditions, or other factors. Furthermore, we could be found liable, regardless of extensive due diligence reviews, for past acts or omissions of the acquired business without any adequate right of redress.

        In addition, delays in the sale of assets, or reductions in value realisable, may arise due to changing market conditions. Failure to achieve expected values from the sale of assets, or delays in expected receipt or delivery of funds may result in higher debt levels, underperformance of those businesses and loss of key personnel.

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint arrangements and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business overview" for a description of the extent of our activities in the main countries and regions in which we operate. Although we are a South African-domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in other African countries, chemical businesses in Europe, the US, the Middle East and Asia, a joint venture GTL facility in Qatar, joint operations in the United States and Canada and a 10% indirect interest in a GTL project in Nigeria.

        Particular aspects of country-specific risks that may have a material adverse impact on our business, operating results, cash flows and financial condition include:

(a) Political and socio-economic issues

  i. Political, social and economic uncertainty

        We have invested, or are in the process of investing in, significant operations in African, European, North American, Asian and Middle Eastern countries that have in the past, to a greater or lesser extent, experienced political, social and economic uncertainty. In particular, in South Africa, the continuing rise in risks to the country's medium-term economic prospects and to its fiscal strength have led at least two rating agencies assigning a negative outlook to the South African sovereign credit rating.

        Other countries in which we operate may also face sovereign downgrade risks and risks that may impact their ability to access funding and honour commitments.

        Government policies, laws and regulations in countries in which we operate, or plan to operate, may change in the future. Governments in those countries have in the past and may in the future pursue policies of resource nationalism and market intervention, including through protectionism and subsidies. The impact of such changes on our ability to deliver on planned projects cannot be determined with any degree of certainty and such changes may therefore have an adverse effect on our operations and financial results.

  ii. Localisation issues

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

        In South Africa, the revised Codes of Good Practice for broad-based black economic empowerment (B-BBEE) (the Revised Codes), which came into effect on 1 May 2015, provides a standard framework for the measurement of B-BBEE across all sectors of the economy, other than sectors that have their own sectorial transformation charters (e.g. the mining industry).

        The Revised Codes provide more stringent targets, which impact on Sasol's B-BBEE contributor status. The more stringent targets comprise both increased pillar-specific targets (for example, in preferential procurement the target for black ownership of suppliers increased from 25% to 51%) and the generic scorecard requiring more points to be obtained in order to qualify for a given level. In 2015, we reported a Level 4 B-BBEE contributor status. However, like many other companies, our status has declined, to Level 8. We have embarked on a project to assess our B-BBEE strategies and restore our Level 4 rating by 2020.

        We believe that the long-term benefits to the company and South Africa should outweigh any possible adverse effects, such as dilution, but we cannot assure you that future implications of compliance with these requirements or with any newly imposed conditions will not have a material adverse effect on our shareholders or business, operating results, cash flows and financial condition. See "Item 4.B—

Empowerment of historically disadvantaged South Africans".

  iii. Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly general workers, artisans and technical operators. The South African labour market remains volatile and characterised by major industrial action in key sectors of the economy.

        Wage negotiations impacting the South African operations of the Sasol Group within the Petroleum and Industrial Chemicals sectors as well as within Sasol Mining took place between May and September 2016. The negotiations within Sasol Mining are ongoing.

        In South Africa, we have concluded wage negotiations within the Petroleum and Industrial Chemical sectors.

        We successfully concluded agreements with four of our five recognised trade unions. While the Association of Mineworkers and Construction Union (AMCU) has embarked on industrial action, we continue to engage with the union to bring a swift amicable resolution to the matter. During this time, our focus remains on the safety of our employees, contractors, the community and our assets.

        Although we have constructive relations with our employees and their unions, we cannot assure you that significant labour disruptions will not occur in the future or that our labour costs will not increase significantly in the future.

(b) Fiscal

        Macroeconomic factors, such as higher inflation and interest rates, could adversely impact our ability to contain costs and/or ensure cost-effective debt financing in the countries in which we operate.

        Our sustainability and competitiveness is influenced by our ability to optimise our cost base. As we are unable to control the price at which our products are sold, it is possible that if inflation in countries in which we operate should begin to increase, it may result in significantly higher future operational costs.

        In South Africa, consumer price inflation averaged 5,6% in 2016, from 5,1% in 2015. This rise in consumer inflation can be attributed to a combination of base effects, acceleration in food price inflation in response to drought conditions and volatility in the exchange rate of the rand. Upside risks to the inflation outlook along with a potential prolonged breach of the 6% inflation target ceiling prompted the South African Reserve Bank (SARB), to increase the policy interest rate by 125 basis points during 2016.

        The rand/US dollar exchange rate remains one of the factors having a significant impact on inflation, and, accordingly the weakening of the rand poses a risk to the inflation outlook.

        Consumers are under financial pressure, which along with a challenging economic outlook is likely to keep producer pricing power in check. Despite the weak economic environment, inflationary pressures emanating mainly from past exchange rate weakness and rising food prices could see the SARB increase interest rates slightly during the course of 2017.

(c) Legal and regulatory

  i. Exchange control regulations

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

  ii. Ownership rights

        We operate in several countries where ownership of rights in respect of land and resources is uncertain and where disputes in relation to ownership or other community matters may arise. These disputes are not always predictable and may cause disruption to our operations or development plans.

  iii. Legal and regulatory uncertainties

        Some of the countries where we have already made, or other countries where we may consider making, investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of democracies and market economies.

        The procedural safeguards of the legal and regulatory regimes in these countries in many cases are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner.

(d) Transportation, water, electricity and other infrastructure

        The infrastructure in some countries in which we operate, such as rail infrastructure, electricity and water supply may need to be further upgraded and expanded, and in certain instances, possibly at our own cost. Water, as a resource, is becoming increasingly limited as world demand for water increases. A significant part of our operations, including mining, chemical processing and others, requires use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations. Water use by our operations varies widely depending largely on feedstock and technology choice. Although various technological advances may improve the water efficiency of our processes, we may experience limited water availability and other infrastructure challenges which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

        In South Africa, the supply of electricity will remain tight into 2019 and 2020, until substantial new generation capacity is commissioned. Sasol has an installed generation capacity of approximately 71% of its total South African power supply needs internally, and hence has a limited exposure. Although Eskom (the South African electricity public utility) has implemented a number of short- and long-term mitigation plans, we could experience power supply interruptions. Any such interruptions or any significant increase in electricity tariffs could have material adverse effects on our business, operating results, cash flows, financial condition and future growth.

(e) Stakeholder relationships

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

(f) Contract stability

        Host governments in some of the resource-rich countries where we operate or consider making investments may display tendencies of wanting to change existing contracts through early terminations, non-renewal or cancellation of contractual rights, or we may not be able to fully enforce our contractual rights in those jurisdictions or enforce judgements obtained in the courts of other jurisdictions, should they hold the view that these contracts are not beneficial to their countries.

(g) Other specific country risks that are applicable to countries in which we operate and which may have a material adverse effect on our business include:

  •
  acts of warfare and civil clashes;
  •
  the loss of control of oil and gas field developments and transportation infrastructure;

  •
  failure to receive new permits and consents;

  •
  expropriation of assets;

  •
  lack of capacity to deal with emergency response situations;

  •
  social and labour unrest due to economic and political factors in host countries;

  •
  terrorism, xenophobia and kidnapping threats;

  •
  security threats to assets, employees and supply chain;

  •
  possible demands to participate in unethical or corrupt conduct that lead us to forgo certain opportunities; and

  •
  feedstock security of supply.

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

Actual or alleged non-compliance with applicable anti-bribery and anti-corruption laws could result in criminal or civil sanctions and could harm our reputation

        Ethical misconduct and non-compliance with applicable anti-corruption laws, including a violation of the rules to disclose payments made to governments, could have a material adverse impact on our reputation, operations and licence to operate.

        Petrochemical and energy companies need to be particularly vigilant with regard to the risk of bribery, especially when the scale of investments and the corruption perception of the countries where operations take place are considered. We, like other international petrochemical companies, have a geographically diverse portfolio and conduct operations in countries, some of which have a perceived high prevalence of corruption. Our operations must comply with the US Foreign Corrupt Practices Act and similar anti-corruption and anti-bribery laws of South Africa and the other jurisdictions in which we operate. There has been a substantial increase in the global enforcement of these laws. In particular, major investments in countries with a high corruption risk are subject to an elevated risk in dealings with private companies, governments or government-controlled entities. Although we have an anti-corruption and anti-bribery compliance programme in place designed to reduce the likelihood of violations of such laws, any violation could result in substantial criminal or civil sanctions and could damage our reputation.

Regulation of greenhouse gas emissions could increase our operational cost and reduce demand for our products

        Some of our processes in South Africa, especially coal gasification and combustion, result in relatively high carbon dioxide emissions. Consequently, climate change mitigation poses a significant risk for our business, in meeting societal pressures, addressing anticipated or new legislative requirements, bearing the financial impact associated with the necessary development of required new technologies and rising feedstock costs.

        Further, climate change poses a significant risk for our business as it relates to potential physical impacts including but not limited to change of weather patterns including extreme events and water scarcity. In addition, the related climate change policies could impact our projected growth strategies and targets.

        Sasol's highly energy-intensive operations exist largely in South Africa in the midst of rapidly evolving national legislation on greenhouse gas emissions. In the National Climate Change Policy (NCCP), South Africa reiterated its intent to, subject to certain conditions, implement nationally appropriate mitigation actions to enable a 34% deviation below the "business as usual" emissions growth trajectory by 2020, and 42% by 2025. The NCCP indicates the implementation of a carbon budget process which is now being cascaded to company level in the form of a voluntary carbon budget which Sasol received in May 2016. It is likely that carbon budgets and associated compliance will become mandatory in 2021. We believe that given the developmental challenges currently faced by South Africa and the structure of its economy, there are alternative mechanisms which could achieve the same outcomes intended by the proposed carbon tax. There is however a high risk that the National Treasury in South Africa will pursue a stand-alone carbon tax. The draft Carbon Tax bill was published in December 2015.

        As with many proposed policies that may have an impact on our business, we continue to actively engage with the South African government in a solution-oriented constructive manner, particularly given the potential double compliance burden which could have a material adverse effect on our business, operating results, cash flows and financial condition.

        Identifying an appropriate response that balances the need for economic development, job creation, energy security and reductions in greenhouse gas emissions remains a key challenge and risk.

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

South African mining legislation may have an adverse effect on our mineral rights

        Certain amendments to the Mineral and Petroleum Resource Development Act, 28 of 2002 (MPRDA) are currently under consideration. The impact thereof on our operations will be considered once we have clarity on the nature of the amendments.

        The draft revised Mining Charter published on 15 April 2016 contains higher compliance criteria than the current Mining Charter. The revised Mining Charter therefore introduces a risk of non-compliance which can lead to the suspension or cancellation of Sasol Mining's mining and/or prospecting rights. The full extent of this risk can only be assessed once the revised Mining Charter comes into effect.

        If a holder of a prospecting right or mining right in South Africa conducts prospecting or mining operations in contravention of the MPRDA, including the Mining Charter and Social and Labour Plans, the converted mining rights can be suspended or cancelled by the Minister of Mineral Resources. The entity, upon receiving a notice of breach from the Minister, has a specific period of time to remedy such breach. The MPRDA and applicable provisions in the National Environmental Management Act and National Water Act impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

        The effect of the proposed changes to the MPRDA, associated regulations to be promulgated and amendments to the Mining Charter on our mining and petroleum rights in the future may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of mining activities in South Africa".

Legislation in South Africa on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

Regulation of Petroleum Products

The Petroleum Products Amendment Act

        The Petroleum Products Amendment Act (the Petroleum Act) requires persons involved in the manufacturing, wholesale and retail sale of petroleum products to obtain relevant licences for such activities. Sasol Oil, Natref and Secunda Synfuels submitted applications for their respective operations. The Sasol Oil wholesale and manufacturing licences; and Secunda Synfuels manufacturing licence applications have been approved and issued. The Natref manufacturing licence application is still under review by the Department of Energy. Nevertheless, these facilities continue to operate as being persons who, as of the effective date of the Petroleum Act, are deemed to be holders of a licence until their applications have been finalised. Until this application has been finalised, we cannot provide assurance that the conditions of the licences may not have a material adverse impact on our business, operating results, cash flows and financial condition.

        The Petroleum Act entitles the Minister of Energy to regulate the prices, specifications and stock holding of petroleum products and the status in this regard is as follows:

  •
  A regulatory price review was conducted by the Department of Energy which resulted in new price calculation methodologies that have been implemented since December 2013;

  •
  Changes to align South African liquid fuels specifications with those prevailing in Europe remain under discussion. It is uncertain as to when these new specifications, which pertain to all liquid fuels consumed in South Africa, will be effective. Compliance with these new specifications will require substantial capital investments at both Natref and Secunda Synfuels Operations. The amount of capital investment required has not yet been finalised and discussions with the South African government regarding cost recoveries and/or incentives are on-going; and

  •
  Regulations to oblige licenced manufacturers and/or wholesalers to keep minimum levels of market-ready petrol, diesel, illuminating paraffin, jet fuel and liquid petroleum gas (LPG) are currently under consideration by the Department of Energy. No indications on volumes, cost recovery and compensation mechanisms are available as yet.

Regulation of pipeline gas activities in South Africa

The Gas Act

        The Gas Act provides that NERSA has the authority to issue licences for construction and operation of gas pipelines, trading in gas and to determine maximum gas prices that may be charged by gas traders, where there is inadequate competition as contemplated in the South African Competition Act. The Gas Act further gives NERSA the authority to impose fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Gas Act. Future regulation of maximum gas prices may have a material adverse effect on our business, operating results, cash flow and financial condition.

        Pursuant to the NERSA decisions approving the Sasol Gas maximum gas prices and transmission tariffs, Sasol Gas implemented a standardised pricing mechanism in its supply agreements with customers in compliance with the applicable regulatory and legal framework. Seven of Sasol Gas's largest customers initiated a judicial review of the NERSA decisions relating to its maximum price and tariff methodologies and NERSA's decision on Sasol Gas's maximum price application. The review application proceedings were completed and the parties are awaiting the judgement. We cannot assure you that the provisions of the Gas Act and the implementation of a new gas price and tariff methodology pursuant to the NERSA approvals, and the outcome of the review application, will not have a material adverse impact on our business, operating results, cash flows and financial condition.

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

        One of our most material challenges is the ability to anticipate and respond to the changing regulatory and policy context, particularly relating to environmental legislation in South Africa. Evolving legislation relating to air quality, climate change, water and waste management introduce profound regulatory challenges to our existing plants in South Africa. In some instances, legislation does not adequately provide for sufficient and/or flexible transitional arrangements for existing plants. These laws and regulations and their enforcement are likely to become more stringent over time in all jurisdictions in which we operate, although these laws in some jurisdictions are more established and entrenched than in others. Laws in other jurisdictions may apply to new plants or old plants, where economically viable technologies are available. Compliance with these requirements is a significant factor in our business, and we continue to effectively invest in significant capital and expenditures in order to comply with these requirements.

        The promulgation of the South African National Environmental Management: Air Quality Act in 2004, followed by the publication of minimum emission standards for point sources in April 2010, introduced a fundamental new approach to air quality management. Accordingly, our existing plants have to meet more stringent point source standards up to 2020 as governed in terms of our atmospheric emission licences. From 2020 onwards, our plants have to comply with emission standards applicable to newly commissioned plants. The Department of Environmental Affairs has also declared the Vaal Triangle (where the Sasolburg plant is situated) and the Highveld area (where our Secunda operations are situated) as Priority Areas. The Vaal Triangle and Highveld Priority Area Air Quality Improvement Plans are being implemented. Compliance with the provisions of these plans will cause significant cost.

        These requirements may require retrofitting of some of our existing plants, which could pose significant compliance challenges for our existing plants from a technical and financial feasibility point of view.

        To mitigate these compliance risks in the short and long term, Sasol will be reliant on mechanisms available in law and associated decisions thereon by the relevant environmental authorities in instances where technical solutions have not yet been identified to achieve the prescribed emission limits timeously. We will be required to submit multiple applications for postponements to obtain extensions on the requisite compliance time frames. We remain concerned about the limitations of the postponement mechanism to provide longer-term certainty in the face of these significant compliance challenges. This is particularly the case since the outcome of these applications cannot be guaranteed and may be successfully challenged by third parties. Non-compliance may result in the violation of licence conditions with the associated consequence of administrative enforcement action, which may include directions to cease operations, as well as criminal prosecution. This may have a material adverse impact on our business.

        Where we are unable to rely on mechanisms available in law or find appropriate feasible solutions, we may, of necessity, elect to decommission or mothball essential parts of our plant.

        We also rely on other available mechanisms, such as the implementation of air quality offsets, to address our compliance challenges. We further continue to engage with the regulatory authorities in order to encourage a sustainable air quality regulatory system, including the formal recognition of offsets. The success of these engagements cannot be guaranteed.

        Changes to waste management legislation in South Africa are compelling our South African operations to find alternative solutions to waste management and disposal. The changing regulatory landscape introduces increasingly stringent waste disposal restrictions and we are quantifying the potential costs associated with meeting these requirements. We will be dependent on regulatory authorities clarifying the interpretation and applicability of specific requirements to our waste streams, to determine whether there would be compliance challenges associated with technical and feasibility constraints. We may have to rely on mechanisms in law, such as exemption applications, to address potential waste management compliance challenges, the outcome of which cannot be guaranteed.

        Although systems and processes are in place, monitored and improved upon, to ensure compliance with applicable laws and regulations, we cannot assure you that we will be in compliance with all laws and regulations at all times. For example, non-compliance with environmental, health or safety laws may occur, from system or human errors in monitoring our emissions of hazardous or toxic substances into the environment, such as our use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorised acts of our employees.

        Public opinion is growing more sensitive to community and consumer health and safety associated with the manufacturing and use of chemicals. Our manufacturing processes may utilise and result in the emission of or exposure to substances with potential health risks. We also manufacture products which may pose health risks. Although we remain committed to apply a duty of care principle and implement measures to eliminate or mitigate associated potential risks, including the Chemical and Allied Industries' Association Responsible Care® programme, we may be subject to liabilities as a result of the use or exposure to these materials or emissions. See Item 4.B "Business overview—Regulation" for more detail.

        Consequently, markets may apply pressure on us concerning certain of our products, manufacturing processes, transportation and distribution arrangements. As a result of these additional pressures, the associated costs of compliance and other factors, we may be required to withdraw certain products from the market, which could have a material adverse effect on our business, operating results, cash flows and financial condition. In addition, as currently framed, the draft South African Chemicals Management Bill may impose significant requirements for the management of chemicals in our South African value chain. The potential impacts of this bill are being addressed through Sasol's participation in appropriate industry forums. The scope of the impact on Sasol's business cannot be predicted at this time.

        Sasol Mining is currently involved in litigation regarding alleged lung and occupational diseases contracted by former employees. These matters emanated from a South African Constitutional Court judgement delivered in 2011 that confirmed the right of employees in the mining sector to claim compensation for certain occupational diseases from their employers. There is a possibility of further similar lawsuits being instituted against Sasol Mining.

We are subject to competition and antitrust laws

        Violations of competition/antitrust legislation could expose the group to administrative penalties and civil claims and damages, including punitive damages, by entities which can prove they were harmed by such conduct. Such penalties and damages could be significant and have an adverse impact on our business, operating results, cash flows and financial condition. In addition, our reputation could be damaged by findings of such contraventions and individuals could be subject to imprisonment or fines in some countries where antitrust violations are a criminal offence. Competition authorities are increasingly engaging with each other to exchange information relating to potential violation of antitrust laws and enforce antitrust laws. The South African Competition Commission is conducting investigations related to various petroleum product industries and producers, including Sasol, and has an investigation into Sasol's polymer business. In addition, the South African Competition Commission has initiated a market inquiry into the South African liquefied petroleum gas market.

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

We may not be successful in attracting and retaining sufficiently skilled employees

        We are highly dependent on the continuous development and successful application of new technologies. In order to achieve this, we need to maintain a focus on recruiting and retaining qualified scientists, engineers, project execution managers, artisans and operators. In addition, we are dependent on highly skilled employees in business and functional roles to establish new business ventures as well as to maintain existing operations.

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

        We believe that our proprietary technology, know-how, confidential information and trade secrets provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, including the patenting by our competitors of technology built on our know-how obtained through former employees may negatively impact this advantage.

        Similarly, operating and licensing technology in countries in which intellectual property laws are not well established and enforced may result in an inability to effectively enforce our intellectual property rights. The risk of some transfer of our know-how and trade secrets to our competitors is increased by the increase in the number of licences granted under our intellectual property, as well as the increase in the number of licenced plants which are brought into operation through entities which we do not control. As intellectual property warranties and indemnities are provided under each new licence granted, the cumulative risk increases accordingly.

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

We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination

        We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of oil, chemicals and gas, related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, such as fires, explosions, releases and loss of containment of hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of, and in the past have experienced, industry-related incidents. Our facilities are also subject to the risk of deliberate acts of terror.

        Our main Secunda Synfuels production facilities are concentrated in a relatively small area in Secunda, South Africa. The size of the facility is approximately 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2. This facility utilises feedstock from our mining and gas businesses, while the chemical and oil businesses rely on the facility for the raw materials it produces. Accidents and acts of terror may result in damage to our facilities and may require shutdown of the affected facilities, thereby disrupting production and increasing production costs and may in turn disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income. Furthermore, accidents or acts of terror at our operations may have caused, or may in future cause, environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution control technology.

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

We may face the risk of information security breaches or attempts to disrupt critical information technology services, which may adversely impact our operations

        The increasing use of information technology (IT) systems in operations is making all industries, including the energy and chemicals industries, much more susceptible to cyber threats. IT systems with related IT services include our financial, commercial, transacting and production systems. Recent global trends have shown that the energy sector is increasingly becoming the target of cyber-attacks. Although we have an information security programme in place, we may be vulnerable to cyber-attacks and attempts to gain unauthorised access to our IT systems. Disruption of critical IT services, or breaches of information security, could have a material adverse effect on our disclosure control processes.

Our coal, synthetic oil, natural oil and natural gas reserve estimates may be materially different from quantities that we eventually recover, and we may be unable to replace our reserves or acquire new reserves at a rate that is adequate to support our growth

        Our reported coal, synthetic oil, natural oil and gas reserves are estimated quantities based on applicable reporting regulations that under present and anticipated conditions have the potential to be economically mined, processed or produced.

        There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production, including factors which are beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgement.

        Reserve estimates will require revision based on actual production experience and other factors, including extensions and discoveries. In addition, regulatory changes, market prices, increased production costs and other factors may result in a revision to estimated reserves. Prolonged periods of low oil and natural gas prices may reduce our reported reserves. Significantly revised estimates may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.D—Property, plants and equipment".

        Further, our inability to access, discover and develop natural gas and oil resources in a timely manner could adversely impact our growth. Delivering our revised group strategy, which is more heavily based on gas and oil than previously, depends on our ability to build a strong portfolio of exploration and development opportunities. Competition for these opportunities, increasing technical and financial challenges and capital commitments may adversely affect our progress to replace our oil and gas reserves and to acquire new reserves, which could have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        Our ability to compete will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercialising these advances irrespective of competition we face. Any failure to do so could result in a material adverse effect on our business, operating results, cash flows and financial condition.

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

        For a description of the company's principal capital expenditures and divestitures refer to "Item 5.B—Liquidity and capital resources".

4.B Business overview

        Sasol is an international integrated chemicals and energy company that leverages technologies and the expertise of our 30 100 people working in 33 countries. We develop and commercialise technologies, and build and operate world-scale facilities, to produce a range of product streams, including liquid fuels, chemicals and low-carbon electricity.

        For detail regarding the following sections, refer as indicated.

  •
  For information regarding our Business Overview, refer "Integrated Report—Our operating model structure" as contained in Exhibit 99.4;

  •
  For information regarding our Strategy, refer Integrated Report—"Our strategy" as contained in Exhibit 99.5; and "Our integrated value chain" as contained in Exhibit 99.6;

  •
  For a description of the company's operations and principle activities refer "Integrated Report—Our operating model structure" as contained in Exhibit 99.4; "Integrated Report—Operational reviews" as contained in Exhibit 99.7; and Item 18—"Annual Financial Statements—

    Segment information"; and

  •
  For a description of our principal markets, refer Item 18—"Annual Financial Statements—Geographic segmentation", which provides information regarding the geographic location of the principal markets in which we generate our turnover, as well as of our asset base.

Seasonality

        Production and sales volumes of our products are generally not subject to seasonal fluctuations, but tend to follow broader global industry trends and are therefore impacted by macro-economic factors. Sasol operates globally and in many diverse markets, and accordingly, no element of seasonality is likely to be material to the results of Sasol as a whole.

Raw materials

        The main feedstock components for our businesses are coal, natural gas and crude oil produced by Mining and Exploration and Production International. Feedstock for the production of fuels and chemical products is obtained from Mining, Exploration and Production International as well as purchased from external suppliers.

        In our Performance Chemicals business, the main feedstocks used are kerosene, benzene, ethane, ethylene, oleochemical and aluminium. Feedstocks are purchased externally, with the exception of a portion of our ethylene which is produced at our Lake Charles facility and the Fischer-Tropsch-based feedstock used for our South African alcohol, wax, ammonia, phenolics, and co-monomer production. The pricing of most of these materials follow the crude oil and energy price.

Marketing channels and principal markets

        In our Operating Business Units, we make use of direct sales models, long-term marketing gas sales agreements and short-term crude oil sale and purchase agreements.

        Our Regional Operating Hubs channel their products through the Strategic Business Units to external markets.

        In our Strategic Business Units, marketing channels can be divided into the following main areas:

        Energy:

  •
  Liquid fuel sales to licenced wholesalers;

  •
  Liquid fuels direct marketing (retail and commercial markets in South Africa);

  •
  Natural gas marketing in South Africa (wholesale and commercial markets);

  •
  Liquid fuels overland exports into Southern Africa; and

  •
  Electricity sales to Eskom and Electricidade de Moçambique (EDM) in Mozambique.

        Base chemicals:

  •
  Polymer products are sold directly to customers in South Africa and internationally;

  •
  Solvents products are sold through 13 regional sales offices and nine storage hubs in South Africa, Europe, the Asia-Pacific region, the Middle East and the United States; and

  •
  Fertiliser and explosives are sold mainly within Southern Africa.

        Performance chemicals:

  •
  The majority of products are sold directly to end-user customers under annual and multi-year contracts.

Factors on which the business is dependent

Intellectual property

        For information regarding our patents and licences, refer to the "Integrated Report—Intellectual capital" as contained in Exhibit 99.8.

        The Sasol Slurry Phase DistillateTM (SPDTM) process—Based on our Technology function's extensive experience in the commercial application of the Fischer-Tropsch (FT)

technology, we have successfully developed the FT-based Sasol SPDTM process for converting natural gas into high-quality, environment-friendly GTL diesel, GTL kerosene and other liquid hydrocarbons.

        The SPDTM process consists of three main steps, each of which is commercially proven. These include:

  •
  the Haldor Topsøe reforming technology, which converts natural gas and oxygen into syngas;

  •
  our Slurry Phase Distillate FT technology, which converts syngas into hydrocarbons; and

  •
  the Chevron IsocrackingTM technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and LPG.

        Currently we believe, based on our knowledge of the industry and publicly available information, that globally, we have the most extensive experience in the application of FT technology on a commercial scale. Given the increasing discovery of extensive natural gas reserves, our Sasol SPDTM process can be applied with significant commercial advantages in various parts of the world. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas reserves as an appealing alternative for commercialising these reserves. The Sasol SPDTM process converts natural gas into diesel and other liquid hydrocarbons, which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environmentally friendly GTL fuels will become increasingly appealing. GTL diesel can be used with optimised engines for best performance, although it can also be utilised with current compression ignition engines. GTL diesel is currently used as a cost-competitive blend stock for conventional diesels, thereby enabling conventional diesel producers to improve the quality and capacity of their product without investing substantially in sophisticated new plants and infrastructure. We anticipate that the combined factors of GTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL diesel to command premium prices for either niche applications or as a blend stock for upgrading lower-specification products. The construction of GTL facilities and the production of GTL fuels require significant capital investment.

Key contracts

        ORYX GTL, our 49% joint venture in Qatar, purchases natural gas feedstock from Al Khaleej Gas, a joint venture between ExxonMobil Middle East Gas Marketing Limited and Qatar Petroleum, under a gas purchase agreement with a contracted minimum off-take volume. The agreement commenced in November 2005 and is valid for a term of 25 years. The term of the agreement may be extended by the parties on terms and conditions that are mutually agreed.

        Escravos GTL (EGTL), in which we hold a 10% indirect interest, purchases 100% of its gas requirements for the EGTL plant from Chevron Nigeria Limited (CNL) and Nigerian National Petroleum Corporation (NNPC), the upstream joint venture partners. The agreement commenced in November 2005, and is valid for a term of 25 years. The term of the agreement may be extended by the parties on terms and conditions that are mutually agreed.

        Ethane and propane used as feedstock for the cracker in Malaysia (12% shareholding) (PETRONAS Chemicals Olefins Sdn Bhd), is purchased from PETRONAS at a set price, which escalates annually in line with US inflation rates.

        Refer to Item 4.D—Exploration and Production International" for detail regarding key contracts in Gabon and Mozambique.

Legal proceedings and other contingencies

        From time to time, Sasol companies are involved in litigation, tax and similar proceedings in the normal course of business. A detailed assessment is performed on each matter, and a provision is recognised, or contingent liability disclosed, where appropriate in terms of International Financial Reporting Standards. Although the outcome of these proceedings and claims cannot be predicted with certainty, the company does not believe that the outcome of any of these cases would have a material effect on the group's financial results.

        Following a judgement by the South African Constitutional Court in 2011, which confirmed the right of employees in the mining industry who contracted certain occupational diseases to claim damages from their employers, a number of legal cases were instituted in South Africa. During 2014 and 2015, similar cases have also been threatened against participants in the coal sector of the mining industry.

        As a result of the Constitutional Court judgement referred to above, Sasol Mining is currently the defendant in three separate litigation matters involving 22 former employees. Sasol Mining is defending the claims. It is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision has been raised at 30 June 2016.

        Further, from time to time, communities and non-governmental organisations challenge our environmental licences and related applications on the basis of concerns regarding potential health and environmental impacts associated with Sasol's activities.

        For instance, the South African Air Quality Act prescribed minimum emission standards, applicable to existing plants which had to be complied with starting on 1 April 2015. Some of our business units were not able to comply with the new emission standards, and accordingly, applied for postponements. On 24 February 2015, the Department of Environmental Affairs issued the postponement decisions. The Legal Resources Centre in South Africa submitted appeals to the Minister of Environmental Affairs, challenging the postponement decisions of the National Air Quality Officer. On 13 April 2016, the Minister of Environmental Affairs

rejected the appeals and thus the postponement decisions granted to Sasol remain valid. It is uncertain whether the postponement decisions can be always defended successfully if legally challenged by third parties. In case of the postponement decisions being declared invalid, the consequences for Sasol may be material as operating units may be found in non-compliance with the Air Quality Act which may trigger substantial investment requirements or even a cease operation decision by the competent authorities.

Competition law compliance

        Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programme and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has also adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

        The South African Competition Commission is conducting investigations into the South African petroleum products industry. Sasol continues to interact and co-operate with the Commission in respect of the subject matter of current leniency applications brought by Sasol, as well as in the areas that are subject to the Commission's investigations.

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

        Sasol's environmental obligation accrued at 30 June 2016 was R17 127 million compared to R11 022 million at 30 June 2015. Included in this balance is an amount accrued of approximately R4 810 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs, the potential loss in excess of the amount accrued cannot be reasonably determined.

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

Regulation

        The South African government has, over the past 20 years, introduced a legislative and policy regime with the imperative of redressing historical social and economic inequalities, as stated in the Constitution of the Republic of South Africa, by way of the empowerment of historically disadvantaged South Africans (HDSAs) in the areas of ownership, management and control, employment equity, skills development, procurement, enterprise development and socio-economic development.

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

        Our business activities in South Africa relating to coal mining, petroleum production, distribution and marketing of fuel products, electricity and gas are subject to regulation by various government departments and independent regulators. Refer to "Item 3.D—Risk factors" for details on particular aspects of regulation affecting our business activities.

Empowerment of historically disadvantaged South Africans

Black Economic Empowerment policies and legislation

Broad-based Black Economic Empowerment Act, 53 of 2003

        Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing Broad-based Black Economic Empowerment (B-BBEE). The key elements of this framework are the B-BBEE Act and the Codes of Good Practice (the new Codes were gazetted on 11 October 2013, with a transition period until 30 April 2015) for B-BBEE issued by the Minister of Trade and Industry in terms of the Act (Codes), as well as the Charters (i.e. the Mining Charter and Liquid Fuels Charter) adopted by the various sectors within which Sasol operates businesses and related scorecards.

        The scorecard contained in the 2013 Codes measures the following key pillars:

  •
  ownership;

  •
  management control;

  •
  skills development;

  •
  enterprise and supplier development; and

  •
  socio-economic development.

        In addition to some changes in the key pillars, including the introduction of sub-minimum requirements within certain pillars, the 2013 Codes also contain a higher points threshold in the scorecard than their predecessor in order to achieve a similar Contributor level status. As a result, Sasol has declined from a Level 4 under the previous Codes to a Level 8 under the new Codes. The measures discussed below do however reflect Sasol's commitment to giving meaningful effect to the letter and spirit of the B-BBEE legislative and regulatory framework. We view B-BBEE in South Africa as a business imperative and have embarked on a project to realise the goals envisaged by the revised codes, and re-establish a Level 4 by 2020.

Management Control

        In keeping with the spirit of the Charter, as well as the Employment Equity Act, specific employment equity targets have been set across all role categories of the organisation. Actions have been implemented to ensure that HDSAs are given equal and fair opportunity in terms of appointments, development and career progression. The actual employment equity performance is reviewed periodically to ensure that appropriate plans are in place to enable the targets to be met. Learning programmes, including coaching and mentorship, are in place to create an inclusive work environment that is suited to the successful nurturing of HDSA staff.

Skills Development

        Sasol's skills development strategy is aligned to and supports the goals of the National Development Plan (NDP) 2030, B-BBEE, Employment Equity and Skills Development Acts. Sasol supports the broader objectives of skills development and has been a significant contributor to skills development and in turn socio-economic development in South Africa over the years.

        To secure and develop a pipeline of future talent for Sasol, we continue to run one of the largest bursary, learnership, graduate development and internship schemes in South Africa.

Enterprise and Supplier Development

        We recognise that a growing and active small, medium and micro-enterprises (SMMEs) sector is vital for broadening economic participation and delivering on socio-economic development priorities. Supporting the development of SMMEs does not only help us localise and diversify our supply chain, it also contributes to economic growth and transformation in South Africa. To drive these objectives, we have a dedicated Enterprise and Supplier Development (ESD) team. Our ESD support to SMMEs includes loan funding to majority black-owned suppliers through the Sasol Siyakha Enterprise and Supplier Development Fund and, business development and incubation support through our Sasol Business Incubator located in Sasolburg. Further, our experience in small business development has indicated that SMMEs require market access support. As a result, we have developed favourable preferential procurement requirements in our sourcing strategies, to enable black-owned and 30% black women-owned SMMEs into our supply chain.

Socio-economic development

        Being a credible corporate partner and member of the communities in which we operate is at the core of our approach to our socio-economic development contribution. Our social investments are informed by the issues and challenges of our communities established through extensive engagements with multiple stakeholders. Regular direct engagements with members of our host communities have enabled us to understand their concerns and needs and them understanding ours. As a result, we have realigned our social investments towards programmes that enable access to quality education; stimulate local economic development and job creation, bolster the pool of technical, vocational and science, technology, engineering and mathematics-related skills; facilitate collaboration to advance the delivery of municipal services; and promote the protection of the environment.

Sasol Inzalo share transaction

        In 2008, Sasol entered into the Sasol Inzalo black economic empowerment (BEE) share transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction, to its employees and a wide spread of black South Africans (BEE participants). Refer to "Item 18—Annual Financial Statements—Note 36—Share based payment reserve".

The Mining Charter

        The Mining Charter requires mining companies to meet various criteria intended to promote meaningful participation of HDSAs in the mining sector.

        A draft revision of the Mining Charter was published on 15 April 2016 for public comment. The revised Mining Charter is intended to ensure alignment between the B-BBEE Act and the Mining Charter. The draft Mining Charter determines that the "once-empowered-always-empowered" principle is not applicable, even though the declaratory process is still to be finalised by the court. In 2015, the Chamber of Mines and the Department of Mineral Resources agreed to approach the Court and obtain a declaratory order to determine whether the "once-empowered-always-empowered" principle is applicable. The period for public comment closed during May 2016 and the Department of Mineral Resources is currently considering the inputs, whereafter it is expected that an updated draft Mining Charter will be published. It is not certain whether further comments will be invited or if additional consultations will take place before the final revised Mining Charter is implemented. Sasol Mining will consider its level of compliance against the revised Mining Charter as soon as it is implemented.

        Currently, Sasol Mining exceeds the 26% ownership target set out in the Mining Charter.

The Liquid Fuels Charter

        In 2000, following a process of consultation, the Department of Minerals and Energy (now the Department of Energy) and a number of companies in the liquid fuels industry, including Sasol Oil, signed the Liquid Fuels Charter (the Charter) which sets out the principles for the empowerment of HDSAs in the South African petroleum and liquid fuels industry. The Charter requires liquid fuels companies, including Sasol Oil, to ensure that HDSAs hold at least 25% equity ownership in the South African entity holding their operating assets by the end of a period of 10 years from the date of the signing of the Charter.

        The Charter also requires liquid fuels companies to adopt policies to further other empowerment objectives of the Charter, among other things, employment equity, preferential procurement and skills development.

        In order to meet the equity ownership objective of the Charter, Sasol Limited concluded a BEE transaction with an HDSA-owned company, Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano), in terms of which Sasol Limited disposed of 25% of its shareholding in Sasol Oil to Tshwarisano.

        With effect from 1 July 2006, Sasol Oil met the 25% BEE ownership target, with Tshwarisano holding 25% of the shares in Sasol Oil in line with the Charter.

        Tshwarisano settled the last of its debt relating to its equity shareholding in February 2016, based on the attractive returns generated by Sasol Oil Proprietary Limited over many years. Tshwarisano's shareholding is therefore fully unencumbered. This represents the realisation of one aspect of our work to deliver social and economic value.

        The Charter further provides for the evaluation by the Department of Energy, from time to time, of the industry's progress in achieving the objectives of the Charter. Given the fact that the aforementioned 10-year period had run its course, the Department of Energy initiated a compliance audit in respect of the Charter in the latter part of the 2010 calendar year. Sasol Oil's compliance with the Charter was audited during the first half of the 2011 calendar year and the final industry report, albeit that the written report has not yet been issued to industry, has been discussed with industry by the Department of Energy on an aggregated basis. Together with the other members of the South African Petroleum Industry Association (SAPIA), Sasol Oil is involved in the ongoing engagements with the Department of Energy regarding the status and possible review of the Liquid Fuels Charter in the context of the new B-BBEE legislation and the Codes of Good Practice.

The Restitution of Land Rights Act, 22 of 1994

        Our privately held land could be subject to land restitution claims under the Restitution of Land Rights Act, 22 of 1994. Under this act, any person who was dispossessed of rights to land in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including, but not limited to the restoration of the land claimed with or without compensation to the holder.

Mining rights

        Sasol Mining is the holder of mining rights in terms of the Mineral and Petroleum Resources Development Act, 2002, in respect of its operations in Mpumalanga and the Free State province in South Africa.

        The mining rights have been granted until 2040, and can be renewed for further periods of 30 years at a time depending on the approval of the competent authorities and the applicable legal framework at that point in time.

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

Environmental regulation

        The Constitution of the Republic of South Africa (the Constitution) provides the framework for the environmental legislation in South Africa. The South African National Environmental Management Act is a framework Act which aims to give effect to the Constitutional environmental right. It also gives effect to specific environmental management acts, such as the National Environmental Management: Waste Act, the National Water Act and the National Environmental Management: Air Quality Act which all, in turn, regulate specific environmental media and the associated regulation of potential impacts thereon. The National Environmental Management: Waste Act also specifically regulates the process for management of contaminated land. These Acts also provide for enforcement mechanisms as well as provisions for the imposition of criminal sanction. These also apply to mining activities.

        Apart from its international commitments, climate change regulation in South Africa is still being developed. Sasol continues to engage with the South African government on the development of pollution prevention plans, a draft Carbon Tax Bill as well as the imposition of carbon budgets by the Department of Environmental Affairs. Sasol's engagement focuses on the need for alignment of these instruments in an effort to create long-term policy certainty.

        For information regarding our challenges associated with these regulatory requirements refer to "Item 3.D—Risk factors".

Health and safety

        Occupational health and safety is governed by the Occupational Health and Safety Act and the Mine Health and Safety Act for compensation of employees who suffer occupationally related diseases or injuries. Specific requirements for chemicals and hazardous substances are currently regulated by the Hazardous Substances Act.

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

Hazardous substances

        Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Acts, and related ordinances on the Prohibition of Certain Chemicals and Hazardous Incidents. All hazardous substances are subject to the requirements of the European Union (EU) REACH Regulation, including requirements for registration and notification obligation before these substances can be brought onto the market. Hazardous substances and mixtures must be classified, labelled and packed in accordance with the EU Classification, Labelling and Packaging Regulation. Further regulations prohibiting and limiting manufacture, marketing and use also apply.

United States

        In the US, we operate a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. Sasol's US operations and growth projects are subject to numerous laws, regulations and ordinances relating to safety, health and the protection of the environment. The objectives and requirements of these legal frameworks are largely consistent with that of the South African Framework, although more established and entrenched in some respects.

        Hazardous substances are, in particular, regulated by a standard that incorporates the requirements of the Globally Harmonised System for classification and labelling of chemicals into occupational health and safety legislations. Chemical manufacturers and importers are required to evaluate the hazards of the chemicals they produce or import, and prepare labels and safety data sheets to convey the hazard information to their downstream customers.

Canada

Oil and natural gas production

        The British Columbia (BC) Petroleum and Natural Gas Act and Environmental Management Act are the primary sources of regulatory controls over our natural oil and gas-producing areas in Canada. The acts and supporting legislation are administered by the BC Oil & Gas Commission to regulate the oil and gas industry and ensure public safety, environmental protection, conservation of petroleum resources and equitable participation in production.

Mozambique

        A National Environmental Policy (Resolution 5/95) is the government document outlining the priorities for environmental management and sustainable development in Mozambique, including the required legal framework. The Environmental Law (Law 20/1997) provides a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique.

Environmental Regulations for Petroleum Operations (Decree 56/2010)

        Regulations on Environmental Quality and Emission Standards (Decree 18/2004) aim to establish the standards for environmental quality and for effluents release in order to assure the effective control and maintenance of the admissible standards of concentration of polluting substances on the environmental components. This is supplemented by specific regulations on solid waste and water quality management.

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

Gabon

Natural oil and gas activities

        The primary legislation in Gabon governing oil and gas activities is the new Hydrocarbon Law (law No. 011/2014) enacted by the government of Gabon on 15 September 2014, with the aim to establish a new regime governing hydrocarbons exploration, exploitation and transportation activities. Existing production sharing contracts remain in force until their expiry and will remain governed by Law No. 14/82 dated 24 January 1983, with the exception of a limited number of additional obligations under the new regime such as a natural gas flaring prohibition.

Other countries

        In a number of other countries, we are engaged in various activities that are regulated by local and international laws, regulations and treaties. In Malaysia, China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and waste. In the United Arab Emirates, Nigeria and other countries, we are involved, or are in the process of becoming involved, in exploration, extraction, processing or storage and transportation activities in connection with feedstock, products and waste relating to natural oil and gas, petroleum and chemical substances.

        In Qatar, we participate in a joint venture owning and operating a GTL facility involving the production, storage and transportation of GTL diesel, GTL naphtha and LPG. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

        Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C Organisational Structure

        Sasol Limited (Sasol) is the ultimate parent of the Sasol group of companies.

        Sasol South Africa (Pty) Ltd, a wholly owned subsidiary in the Sasol group and a company incorporated in the Republic of South Africa, primarily holds our operations located in South Africa. A number of other subsidiaries incorporated in the Republic of South Africa, including Sasol Oil (Pty) Ltd, Sasol Mining Holdings (Pty) Ltd, Sasol Middle East and India (Pty) Ltd and Sasol Africa (Pty) Ltd, hold our interests in operations in South Africa, Africa and the Middle East. Sasol Financing (Pty) Ltd, responsible for the management of cash resources and investments, and Sasol Technology (Pty) Ltd, responsible for engineering services, research, development and technology transfer, are also wholly owned and incorporated in the Republic of South Africa.

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

        See Exhibit 8.1 for a list of our significant subsidiaries and significantly jointly controlled entities.

4.D Property, plants and equipment

        Refer to "Item 18—Annual Financial Statements—Note 17—Property, plant and equipment" for further information regarding our property, plant and equipment.

Mining

Coal mining facilities

        Our main coal mining facilities are located at the Secunda Mining Complex, which consists of underground collieries (Bosjesspruit, Brandspruit, Impumelelo, Middelbult, Syferfontein, and Twistdraai, Thubelisha shaft) and the Sigma complex consisting of the Mooikraal colliery near Sasolburg.

        For detail regarding the cost of the assets in our coal mining facilities, refer to the segmental information contained in "Item 18—Annual Financial Statements—Note 17—Property, plant and equipment".

        A map showing the location of our coal properties and major manufacturing plants in South Africa is shown on page M-1.

        Mining operates seven mines for the supply of coal to the Secunda Synfuels Operations, Sasolburg Operations (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

				Production (Mt)(3)
			Nominated capacity per year (Mt)(2)
Colliery	Location	Market		2016	2015	2014
Bosjesspruit	Secunda	Secunda Synfuels Operations	7,2	6,6	7,3	7,9
Brandspruit	Secunda	Secunda Synfuels Operations	4,9	5,3	7,0	7,7
Impumelelo	Secunda	Secunda Synfuels Operations	2,1	1,7	—	—
Middelbult	Secunda	Secunda Synfuels Operations	7,8	7,6	6,9	7,6
Syferfontein	Secunda	Secunda Synfuels Operations	10,8	11,1	10,6	9,7
Twistdraai, Thubelisha shaft	Secunda	Export/Secunda Synfuels Operations(1)	8,3	8,2	7,5	6,9
Sigma : Mooikraal	Sasolburg	Sasolburg Operations	1,9	1,8	1,9	1,7

				42,3	41,2	41,5

Production tons per continuous miner (mining production machine) per shift (t/cm/shift)				1 322	1 367	1 338

(1)
The secondary product from the export beneficiation plant is supplied to Secunda Synfuels Operations.

(2)
The nominated capacity of the mines is the expected maximum production of that mine during normal operating hours, and does not represent the total maximum capacity of the mine.

(3)
Production includes externally purchased coal.

Processing operations

        Coal export business—Secunda operations.    We started the coal export business in August 1996. Run of mine coal is sourced from the existing East shaft of Twistdraai Colliery (formerly East, West and Central shafts) and the Thubelisha shaft. The export beneficiation plant has a design throughput capacity of 10,5 Million tons (Mt) per annum. In 2016, we produced 8,2Mt from Twistdraai, Thubelisha shaft; of which we beneficiated 8,1Mt.

        The run of mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai shafts. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

        The capacity at the RBCT was increased from 76Mt to 91Mt per year, following the commissioning of the Phase V expansion in May 2010. Mining has a 4,23% share in the capacity of this terminal, which corresponds to the existing entitlement of 3,6Mt per year. For the foreseeable future, we anticipate exports of approximately 3,25Mt per year, equal to the exports in 2016.

        Sasol Coal Supply—Secunda operations.    Sasol Coal Supply operates the coal handling facility between Mining and Secunda Synfuels Operations by stacking and blending coal on six live stockpiles. The overland conveyors from the mining operations to the coal handling facility are, in total, 100 kilometres (km) long and also form part of the Sasol Coal Supply operation.

        The operation has a live stockpile capacity of 660 000 tons, which is turned over around 1,2 times per week. In addition, there is a strategic stockpile capacity of more than 2,0Mt. The objectives of this facility are:

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

        Core recovery exploration drilling.    This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium-term mining areas, the average borehole density is in the order of 1:25. Depths of the boreholes drilled vary, depending on the depth to the Pre-Karoo basement, from 160 metres (m) to 380m. The major application of this technique is to locate the coal horizons, to determine coal quality and to gather structural information about dolerite dykes and sills, and the associated de-volatilisation and displacement of coal reserves. This information is used to compile geological models and forms the basis of geological interpretation.

        Directional drilling.    Directional drilling from surface to in-seam has been successfully applied for several years. A circular area with a radius of approximately 1,4km of coal deposit can be covered by this method from one drill site. The main objective of this approach is to locate dolerite dykes and transgressive dolerite sills, as well as faults with displacements larger than the coal seam thickness.

        Horizontal drilling.    This technique is applied to all operational underground mines and supplies short-term (minimum three months) exploration coverage per mining section.

No core is usually recovered, although core recovery is possible, if required. The main objective is to locate dolerite dykes and transgressive sills intersecting the coal mining horizon, by drilling horizontal holes in the coal seam from a mined out area. A drilling reach of up to 1km is possible, although the average length is usually 800m in undisturbed coal.

        Aeromagnetic surveys.    Many explorations are usually aero-magnetically surveyed before the focused exploration is initiated. The main objective is to locate magnetic dolerite sills and dykes, as well as large-scale fault zones.

        Geophysical wireline surveys of directional boreholes.    Geophysical surveys are routinely conducted in the completed directional drilled boreholes. This results in the availability of detailed information leading to increased confidence of the surface directional drilling results.

Secunda operations

        The coal supplied to Secunda Synfuels Operations is the raw coal mined from the five mines supplying Secunda Synfuels Operations exclusively and the secondary product from the export beneficiation plant.

        We have carried out extensive geological exploration in the coal resource areas, and undertake additional exploration to update and refine the geological models. This allows for accurate forecasting of geological conditions and coal qualities, and also effective planning and utilisation of coal reserves.

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

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 89,41% (2015—89,66%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

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

        The other potential coal seam is:

  •
  The Number 2 Coal Seam at Middelbult colliery and Impumelelo colliery, which has been included in our reserve base.

Reserve estimation (remaining reserves at 31 March 2016)

        We have approximately 3,7 billion tons (Bt) (2015—3,7 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,2 Bt (2015—1,2 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 below. Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda Synfuels Operations and the majority of the Twistdraai, Thubelisha shaft reserves which will be exported. The reserve disclosure in this section includes Mining's total coal resources and reserves available for mining operations in Secunda. These reserves have not been adjusted for the synthetic oil reserves reported in the supplemental oil and gas information. The different reserve areas are depicted on the map on page M-1, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2016, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield(4) (%)	Proved/ probable
Middelbult mine, number 4 seam	731	97	162	42	214	100	Proved
Middelbult mine, number 2 seam	61	13	8	39	19	100	Probable
Bosjesspruit mine	304	27	97	50	84	100	Proved
Bosjesspruit mine	—	—	—	—	33	100	Probable
Twistdraai mine	7	1	4	56	4	P46,S20	Proved
Syferfontein mine	261	19	60	42	98	100	Proved
Brandspruit mine	45	24	46	45	6	100	Proved
Twistdraai Thubelisha shaft	578	100	123	68	230	P34,S39	Proved
Impumelelo, Block 2, number 4 seam	710	49	147	47	233	100	Proved
Impumelelo, Block 2, number 2 seam	384	27	118	36	63	100	Probable
Block 2 South, number 4 seam	363	98	48	54	122	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	58	52	100	Probable

Total Secunda area	3 718				1 203

(1)
The coal reserve estimations in this table were compiled under supervision of Mr Viren Deonarain and Mr Jakes Lock who are considered competent people. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Mr J Erasmus (Pr.Nat.Sc), on behalf of Sumsare Consulting performed a comprehensive and independent audit of the coal resource/reserve estimations in July 2015 and the estimates were certified as correct. The estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and Joint Ore Reserve Committee (JORC) codes, as well as SEC Industry Guideline 7.

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

Reserve area	Wet/dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis)
Middelbult mine	Wet	4,2	n/a	Assigned	Steam	21,3	0,9
Bosjesspruit mine	Wet	4,0	n/a	Assigned	Steam	19,7	0,9
Twistdraai mine	Wet	3,8	n/a	Assigned	Steam	20,8	1,1
Syferfontein mine	Wet	5,5	n/a	Assigned	Steam	21,4	0,8
Brandspruit mine	Wet	3,9	n/a	Assigned	Steam	17,8	1,3
Twistdraai, Thubelisha shaft	Wet	4,3	n/a	Assigned	Steam	21,4	1,1
Impumelelo, Block 2, number 4 seam.	Wet	4,1	n/a	Assigned	Steam	18,1	1,2
Impumelelo, Block 2, number 2 seam	Wet	3,7	n/a	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (as received) basis MJ/kg	Sulphur (as received basis)
Middelbult mine	Wet	4,2	4,5	Assigned	Steam	20,3	0,9
Bosjesspruit mine	Wet	4,0	4,0	Assigned	Steam	18,9	0,9
Twistdraai mine	Wet	3,8	3,6	Assigned	Steam	20,0	1,1
Syferfontein mine	Wet	5,6	4,7	Assigned	Steam	20,5	0,8
Brandspruit mine	Wet	3,9	3,7	Assigned	Steam	17,1	1,2
Twistdraai, Thubelisha shaft	Wet	4,3	4,3	Assigned	Steam	20,4	1,0
Impumelelo, Block 2, number 4 seam	Wet	4,1	3,7	Assigned	Steam	18,0	1,1
Impumelelo, Block 2, number 2 seam	Wet	3,7	3,7	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,0	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,2	0,7
Block 3 South	Wet	3,4	3,6	Unassigned	Steam	21,8	0,7

Criteria for proved and probable

        Over and above the definitions for coal reserves, probable coal reserves and proved coal reserves, set forth in Industry Guide 7, promulgated by the US Securities and Exchange Commission, we consider the following criteria to be pertinent to the classification of the reserves:

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

Legal rights on coalfields

        Our subsidiary, Sasol Mining (Pty) Ltd, is the holder of various prospecting and mining rights in respect of the areas where we operate, granted in terms of the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 (MPRDA). In respect of the Secunda Complex, the mining right, in extent of approximately 168 439ha, became effective on 29 March 2010. It has been amended and is valid for a period of 30 years and comprises the total reserve area shown in table 1 and on page M-1. The amendment to the Secunda Complex mining right has still to be registered in the Mineral and Petroleum Titles Registration Office. In respect of the Sigma: Mooikraal Operation in the Free State, the two mining rights which became effective on 29 March 2010 were consolidated into a single mining right. The mining right, approximately 6 647 ha in extent, has been granted for a period of 30 years. The consolidation of Sigma: Mooikraal mining rights is still to be registered in the Mineral and Petroleum Titles Registration Office. The validity period of our mining rights may, on application, be renewed for further periods not exceeding 30 years each.

Exploration and Production International (E&PI)

Natural Oil and Gas

        Our natural oil and gas assets are managed by our Exploration and Production International (E&PI) business unit. E&PI's principal activities are the exploration, appraisal, development and production of hydrocarbon resources. Currently we hold equity in three assets with proved reserves in Mozambique, Canada and Gabon. We also have equity in a non-producing asset in Mozambique and in exploration licences in Mozambique, Australia, Nigeria and South Africa. The maps on page M-2 show E&PI's global footprint and the location of our assets.

        In the following narrative sections, unless stated otherwise, all quantitative statements are to gross figures.

Mozambique

Licence Terms

        See "Item 4.D—Developed and Undeveloped Acreage" for the total gross and net developed and undeveloped acreage of our natural oil and gas assets by geographic area, in tabular format, at 30 June 2016.

  Development and Production Assets

        In Mozambique, we have interests in two onshore assets, one of which is producing, with proved reserves. The other consists of two areas under development and other reservoirs that are being assessed for commerciality.

        The producing asset is the Pande-Temane Petroleum Production Agreement (PPA) licence (302,2 thousand developed net acres). Our subsidiary, Sasol Petroleum Temane Limitada (SPT), the operator, holds a 70% working interest in the PPA. The PPA expires in 2034, and carries two possible five-year extensions. There is no requirement to relinquish any acreage until the expiry of the PPA.

        The other asset is the Pande-Temane Production Sharing Agreement (PSA) licence. Our subsidiary, Sasol Petroleum Mozambique Limitada (SPM), the operator, holds a 100% interest in the asset with Empresa National de Hidrocarbonetos de Moçambique (ENH), the national oil company of Mozambique, entitled under the terms of the PSA to a calculated share in production. The asset includes two areas which are under development in accordance with a field development plan approved by the Mozambican authorities in January 2016. These areas are covered by development and production periods until 2041 for the oil development (125,9 thousand undeveloped net acres) and 2046 for the gas development (157,3 thousand undeveloped net acres). The remaining PSA area (159,6 thousand undeveloped net acres) is covered by a five-year commercial assessment period (CAP) ending in February 2018. The retention of the reservoirs in this area is contingent on a declaration of commerciality and government approval of an additional field development plan.

  Exploration

        We also have interests in two exploration licences, one offshore and the other onshore, and two licences which are in the process of being negotiated.

        The offshore exploration licence comprises the shallow water parts of the Exploration and Production Concession Blocks 16 & 19. Our subsidiary, Sasol Petroleum Mozambique Exploration Limitada (SPMEL), the operator, will hold an 85% working interest (622,7 thousand undeveloped net acres) when the assignment of our partner's interest is approved by the authorities. ENH has a 15% interest that is carried until field development.

Petroleum operations in the licence were suspended in 2008 and will remain so until the Strategic Environmental Assessment (SEA), which was commissioned by the Mozambique government, is made public. We have retained our interest in the licence with a view to defining a future work programme when the outcome of the SEA is known.

        The onshore exploration licence is the Exploration and Production Concession Area A. Following the completion of a farm-down of 40% working interest to Petrogas E&P Moçambique BV in March 2016, our subsidiary SPMEL, the operator, now holds a 50% working interest (827,8 thousand undeveloped net acres). ENH has a 10% interest that is carried until field development. The Area A licence is in the second exploration period, which has been extended for one year until May 2017, and includes one commitment well.

        In October 2015, the authorities announced the results of the Fifth Mozambique Licencing Round in which our subsidiary, SPMEL, and our partners, were successful and were invited to commence negotiations for Exploration Production Concession Contracts for one onshore and one offshore licence. On completion of the negotiations, SPMEL will hold a 70% working interest in the onshore Area PT5-C as operator, and a 30% working interest in the offshore Area A5-A which will be operated by Eni Mozambico S.p.A

Activities

        See "Item 4.D—Drilling activities" for the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2016.

        In the Pande-Temane PPA asset, the first phase of the project contained in the approved PPA field development plan to lower the inlet pressure at the Central Processing Facilities (CPF) was completed in December 2015. This, as well as the second and third phases of the project and infill drilling, is necessary to maintain production as the field depletes.

        Following approval of the field development plan, the first well in the PSA Phase 1 Tranche 1 development was spudded in May 2016. The current drilling programme, which comprises 12 development wells, and one service well, representing the initial development of four oil and gas reservoirs, is expected to last for two years. The PSA field development plan also requires the capacity of the PPA CPF to be increased to 633 MMscf/day of gas and a Liquids Processing Facility (LPF) with a capacity of 15 000 bpd of oil and 20 000 tons per annum liquefied petroleum gas to be constructed adjacent to the CPF. The cost of the development plan is US$1,4 billion covering expansion of the CPF, construction of the LPF and flowlines; and the initial drilling programme. US$80 million has been spent to end 2016 comprising drilling costs, civil engineering works and detailed engineering.

        Evaluation and well planning activities have also been undertaken in the PSA CAP area.

        In the Area A, exploration licence well planning activities have been undertaken in order to drill the commitment exploration well before the end of the second exploration period.

Capitalised Exploratory Well Costs

        See "Item 4.D—Capitalised exploratory well costs" for information, in tabular format, about the continued capitalisation of exploratory well costs, at 30 June 2016.

        At 30 June 2016, there were no exploratory wells costs capitalised in the Pande-Temane PPA asset.

        In the Pande-Temane PSA asset, CAP area, exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling. These relate to the exploration drilling conducted and completed in 2008, and follow-up activities which continued to 2016. Capitalised exploratory well costs amounted to R41,6 million in 2016.

        During 2016, planning activities began for an exploratory well to be drilled in Area A in 2017. At 30 June 2016, there were no exploratory wells costs capitalised in Area A. Any such costs capitalised at the beginning of the year have been met by the proceeds of the farm-down to Petrogas.

Facilities and Productive Wells

        See "Item 4.D "Oil and Gas production facilities and productive wells" for details, in tabular format, about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells at 30 June 2016.

        Natural gas and condensate is produced from the Pande-Temane PPA asset, at the CPF on a site of approximately 400 000 square metres (m2), that is located some 700 kilometres (km) north of Maputo, the capital of Mozambique. Production from the Temane and Pande fields, which are managed as a single operational field is routed from production wells via in-field flowlines and pipelines to the CPF.

        The current design capacity of the CPF is 450MMscf/day sales gas together with small amounts of associated condensate. A minor de-bottlenecking project is underway to increase the capacity of the CPF to 491MMscf/day.

        At 30 June 2016, there were 24 PPA asset productive wells.

Delivery Commitments

        Gas produced from the Pande-Temane PPA asset, other than royalty gas that is provided to the Mozambican government, is supplied in accordance with long-term Gas Sales Agreements (GSAs). The gas produced in accordance with GSA1, signed on 27 December 2002 (25 years contract term), and GSA2, signed on 10 December 2008 (20 years contract term), is sold internally for use as part of the feedstock for our chemical and synthetic fuel operations in South Africa, with a base-case supply of 120 PJ/a (108,86 bscf/a) and 27 PJ/a (24,49 bscf/a) respectively. There are four GSA3 20-year contracts, that supply gas to the Mozambique market. These satisfy a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas Company S.A from 1 July 2014 for 8 PJ/a (7,26 bscf/a), ENH-Kogas from 1 March 2013 for

6 PJ/a (5,44 bscf/a), Central Termica de Ressano Garcia S.A. from end-February 2015 for 11 PJ/a (9,98 bscf/a) and ENH-Kogas effective from 1 June 2015 for 2PJ/a (1,81 bscf/a).

        Following completion of the first phase of the project to reduce inlet pressure at the CPF, proved developed reserves from the PPA are sufficient to meet commitments for the near future. Steps are under way to ensure commitments can be met to the end of the contracts.

        PPA condensate is sold to Petróleos de Moçambique, S.A. (Petromoc), who then transports the condensate by truck, for export via the port of Beira.

Proved Reserves

        See supplementary Natural Oil and Gas information Table 4 "Proved Reserve quantity information" on page G-2 for details of proved developed and proved undeveloped reserves of natural oil and gas, in tabular format, for the last three years..

        Our Mozambique proved reserves are contained in the Pande-Temane PPA licence. These represent the net economic interest volumes that are attributable to Sasol after the deduction of production tax. The primary sales product for the PPA is natural gas, with minor amounts of associated liquid hydrocarbon.

  Changes to proved reserves

        There was a reduction in proved gas reserves due to production of 114,4 billion cubic feet.

Changes to proved developed reserves

        Proved developed gas reserves increased by 351,3 billion cubic feet. This was due to conversion of undeveloped reserves to developed partially offset by production and a minor revision.

Proved undeveloped reserves converted to proved developed reserves

        The first phase of a project to lower the inlet pressure at the CPF was completed in

December 2015. This has resulted in the conversion of 516,7 billion cubic feet undeveloped gas reserves to developed reserves during 2016. The total cost of this project was US$98 million net to Sasol.

Changes to proved undeveloped reserves

        Proved undeveloped gas reserves decreased by 511,9 billion cubic feet. The reduction is largely due to the conversion of undeveloped reserves to developed.

Proved undeveloped reserves remaining undeveloped

        A significant volume of proved undeveloped gas reserves (presently estimated to be 472,4 billion cubic feet) has remained undeveloped in the Pande-Temane PPA asset for the last ten years. The total proved volume (developed plus undeveloped) represents gas that will be recovered as part of the approved field development plan and which is required to satisfy existing gas sales agreements. In order to optimise timing of capital expenditure required to convert undeveloped reserves to developed reserves, E&PI regularly studies production performance from the two fields and reviews its plan for installation of additional compression and wells. The initial infill wells are planned for 2018 and additional compression is planned within the next five years.

Production, Sales Prices and Production Costs

        See Natural Oil and Gas supplementary information Table 4 "Proved reserve quantity information" on page G-4 for details of natural oil and gas production, in tabular format, for the last three years.

        See "Item 4.D—Sales Prices and Production Costs" for details of average sales prices and production costs, provided in tabular format, of natural oil and gas.

Canada

Licence Terms

        See "Item 4.D—Developed and Undeveloped Acreage" for the total gross and net developed and undeveloped acreage of our natural oil and gas assets by geographic area, in tabular format, at 30 June 2016.

        In Canada, our subsidiary Sasol Canada Exploration and Production Limited (SCEPL), holds a 50% working interest in the Farrell Creek and Cypress A asset located in British Columbia which is operated by Progress Energy Canada Ltd (PECL).

        As at 30 June 2016, following expiry of deep rights in three contract areas, Farrell Creek comprised 29 licences and leases and Cypress A comprised 25 licences and leases.

        The Farrell Creek and Cypress A asset covers an area of 17,3 thousand developed net acres and 39,0 thousand undeveloped net acres. Acreage retention and the conversion of licences (which carry no production rights) to leases (with production rights) is enabled by drilling commitments, the provincial government's prescribed lease selection and validation process and licence extension applications.

        The decision to retain acreage and convert licences to leases is dependent on the drilling results and ongoing study work. Production, drilling and other retention activities are included in the applicable work programmes so that licences and leases for the asset, due to expire before 30 December 2017 are retained (13,9 thousand net acres affected).

Activities

        See "Item 4.D—Drilling Activities" for the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2016.

        Development activities in the Farrell Creek and Cypress A asset continued and, in 2016;

        in Farrell Creek:

  •
  four wells were drilled but not completed;

  •
  four wells were drilled and completed; and

  •
  four previously-drilled wells were completed.

        in Cypress A:

  •
  eight wells were drilled but not completed;

  •
  seven wells were drilled and completed; and

  •
  three previously-drilled wells were completed.

        Additionally three wells were reinstated to production in Farrell Creek. At 30 June 2016, ten wells were awaiting completion according to the approved work programme (three in Farrell Creek and seven in Cypress A).

        In 2016, a project to connect the southern Cypress A wells to the Farrell Creek facilities by means of an inter-field gas pipeline and two water pipelines was completed. The pipelines became operational in October 2015 improving the Farrell Creek Gas Plant utilisation, lowering operating costs and transportation fees, and reducing dependency on third party transportation and the associated processing fees.

        At the end of 2016, SCEPL and PECL reached agreement and the funding commitments of the Progress and Sasol Montney Partnership (PSMP) were settled. In order to responsibly steward the Farrell Creek and Cypress A asset through the low gas price environment, the PSMP agreed to slow down the pace of appraisal and development and significantly reduce activities. An 18 month work programme and budget to December 2017 was approved in June 2016. With effect from 1 July 2016, SCEPL and PECL will contribute equally in the development and operation of the PSMP in accordance with their respective 50% partnership interests.

Capitalised Exploratory Well Costs

        At 30 June 2016, there are no exploratory well costs capitalised in the Farrell Creek and Cypress A asset.

Facilities and Productive Wells

        See "Item 4.D—Oil and Gas production facilities and productive wells" for details, in tabular format, about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells at 30 June 2016.

        Natural gas and liquids are produced from the Farrell Creek and Cypress A asset by means of production wells, flowlines, gathering lines and processing facilities. Gas from Farrell Creek and Cypress A southern wells is processed through facilities owned by SCEPL and PECL, covering a site of approximately 160 000 m2. Gas from Cypress A northern wells is currently processed and sold through third party production facilities.

        At 30 June 2016, there were 169 productive wells with a further 10 planned to be completed in the first six months of 2017.

Delivery Commitments

        Our gas from the Farrell Creek and Cypress A asset is sold into the Western Canada market, under a long-term agreement with PECL, effective until 2024. Pricing is based on the daily realised spot market prices less transportation and marketing fees. The small amount of petroleum liquids are sold under the same agreement.

        Production from Farrell Creek and Cypress A is currently not sufficient to fully utilise contracted gas transportation capacity. Low production in 2016 resulted in continued non-utilised transport charges in the Spectra and TransCanada/NOVA pipelines. PECL, as operator, partially mitigates exposure through placing of non-utilised gas transmission capacity in the gas transmission market.

Proved Reserves

        See Natural Oil and Gas supplementary information Table 4 "Proved Reserve quantity information" on page G-4 for details of proved developed and proved undeveloped reserves of natural oil and gas, in tabular format, for the last three years.

        Our Canada proved reserves are contained in the Farrell Creek and Cypress A fields, which are managed as a single operational field. These represent the net economic interest volumes that are attributable to Sasol after the deduction of royalty. The primary sales product is natural gas, with minor amounts of associated liquid hydrocarbons.

        Full development of the fields will require around 2 900 wells, of which only some 6% have been drilled and completed to date. Reserves are limited to those volumes of gas and associated liquid hydrocarbons attributable to Sasol that are forecast to be produced from existing wells together with wells to be drilled and/or completed in the approved work programme.

Changes to proved reserves

        There was a reduction in proved gas reserves due to production of 20,7 billion cubic feet.

Changes to proved developed reserves

        Proved developed reserves increased by 4,2 billion cubic feet. The installation of the Cypress A to Farrell Creek pipelines (CAD32 million net to Sasol) and continued development drilling and completion resulted in proved developed reserves increasing by 12,4 billion cubic feet. Additional volumes were converted from undeveloped and there was a small positive revision. These increases were partly offset by production.

Proved undeveloped reserves converted to proved developed reserves

        Completion of seven wells during 2016 resulted in conversion of 8,2 billion cubic feet undeveloped gas reserves to developed reserves. The total cost of this conversion was CAD56 million net to Sasol.

Changes to proved undeveloped reserves

        As at 30 June 2016, undeveloped reserves (14,8 billion cubic feet) are associated with the completion of ten wells which have already been drilled. Although these completions are assessed to have a negative present value they generate a positive cash flow and are included in the approved work programme for completion in 2017.

  Proved undeveloped reserves remaining undeveloped

        There were no undeveloped reserves remaining from 30 June 2015.

Production, Sales Prices and Production Costs

        See Natural Gas and Oil supplementary information Table 4 "Proved Reserve quantity information" on page G-4 for details of natural oil and gas production, in tabular format, for the last three years.

        See "Item 4.D—Sales prices and production costs" for details of average sales prices and production costs, provided in tabular format, of natural oil and gas.

Gabon

Licence Terms

        See "Item 4.D—Developed and undeveloped acreage" for the total gross and net developed and undeveloped acreage of our natural oil and gas assets by geographic area, in tabular format, at 30 June 2016.

        In Gabon, we hold a 27,75% working interest in the Etame Marin Permit (EMP) areas covered by Exclusive Exploitation Authorisations (EEAs) under the terms of the EMP Exploration and Production Sharing Contract. The licence is operated by VAALCO Gabon (Etame) Inc.

        The exploitation areas of the Etame Marine asset are covered by three 10-year EEAs, each with two five-year renewal periods available on request and subject to government decree. The Etame EEA was in the first five-year renewal period, which expired in July 2016. An application for the second five-year renewal period was submitted in April 2016. The Avouma EEA is currently in the first five-year renewal period to March 2020. The initial ten-year period of the Ebouri EEA expired in June 2016 and an application for the first five-year renewal period was submitted in March 2016. The current production plan assumes the renewals will be granted as required on a similar basis as in the past.

  •
  Etame EEA: 3 387 developed net acres, 2001-2016 + one five-year extension (to July 2021)

  •
  Avouma EEA: 3 566 developed net acres, 2005-2020 + one five-year extension (to March 2025)

  •
  Ebouri EEA: 1 022 developed net acres, 2006-2016 + two five-year extensions (to June 2026)

Activities

        See Item 4.D "Drilling Activities" for the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2016.

        The Etame Expansion Project (EEP) and South East Etame & North Tchibala (SEENT) project was completed in 2016 with the drilling, completion and start-up of the final three SEENT wells.

        Conceptual studies are being undertaken looking at future development opportunities, including options for crude-sweetening.

        The operator's response to the findings of the industry-wide audit performed on behalf of the Gabon government and issued in October 2014 is still being discussed with the government. Final notification from the government on the audit settlement is therefore pending.

Capitalised Exploratory Well Costs

        At 30 June 2016, there were no exploratory well costs capitalised in the EMP asset.

Facilities and Productive Wells

        See "Item 4.D—Oil and Gas production facilities and productive wells" for details, in tabular format, about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells at 30 June 2016.

        Oil is produced from the EMP asset facilities, located some 35 km offshore southern Gabon which consist of four wellhead platforms, subsea flowlines and a floating production,

storage and off-loading vessel (FPSO). Oil, from Etame, Avouma and Ebouri, which are managed as a single operational field, is produced by means of a combination of subsea and platform wells, which are routed by pipelines to the FPSO contracted from, and operated by Tinworth Pte. Limited. The processed oil is stored in tanks on the FPSO prior to export by shipping tanker.

        At 30 June 2016, there were 10 productive wells across the three fields.

Delivery Commitments

        Oil produced from the EMP asset is marketed internationally on the open market. The oil is sold under a short-term Crude Oil Sale and Purchase Agreement (COSPA) which is renewed periodically. The current COSPA, with Glencore as buyer, expires on 31 January 2017. The COSPA is expected to be further renewed or re-contracted as required on terms not dissimilar to the current contract.

Proved Reserves

        See Natural Oil and Gas supplementary information Table 4 "Proved Reserve quantity information" on page G-4 for details of proved developed and proved undeveloped reserves of natural oil and gas, in tabular format, for the last three years.

        Our Gabon proved reserves are contained in the EMP licence. These represent the net economic interest volumes attributable to Sasol after application of the licence terms. The primary sales product is natural crude oil, all gas produced is consumed in operations or flared.

Changes to proved reserves

        There was a reduction in proved oil reserves due to production of 1,5 million barrels.

Changes to proved developed reserves

        Proved developed reserves decreased by 0,3 million barrels. Drilling and completion of three SEENT wells during 2016 resulted in proved developed reserves increasing by 1,1 million barrels (at a cost of US$ 86,8 million net to Sasol), which was partly offset by production and a minor revision.

Proved undeveloped reserves converted to proved developed reserves

        No reserves were converted from undeveloped to developed during 2016.

Changes to proved undeveloped reserves

        There were no proved, undeveloped reserves at the beginning or end of 2016.

Proved undeveloped reserves remaining undeveloped

        There were no reserves remaining undeveloped as at 30 June 2016.

Production, Sales Prices and Production Costs

        See Natural Oil and Gas supplementary information Table 4 "Proved Reserve quantity information" on page G-4 for details of natural oil and gas production, in tabular format, for the last three years.

        See "Item 4.D—Sales Prices and Production Costs" for details of average sales prices and production costs, provided in tabular format, of natural oil and gas.

Other Areas

Licence terms

        See "Item 4.D—Developed and undeveloped acreage" for the total gross and net developed and undeveloped acreage of our natural oil and gas assets by geographic area, in tabular format, at 30 June 2016.

Australia

        In Australia, we have interests in one offshore exploration licence and three onshore exploration licences.

        Offshore in the Northwest Shelf of Australia, our subsidiary Sasol Petroleum Australia Limited (SPAL) holds a 30% working interest in the AC/P 52 licence (160,9 thousand undeveloped net acres). The licence permit Year 6 has been suspended for a period of 24 months, until May 2017. The AC/P 52 licence holders will not drill the commitment well during the suspension period.

        Onshore in the Beetaloo Basin of Australia's Northern Territory, our subsidiary SPAL holds a 35% working interest in the EP76, EP98 and EP117 licences (1 583,6 thousand undeveloped net acres). The licences are operated by Origin Energy Resources Limited. Our farm-in to these licences was concluded in August 2014 and in return we pay 50% of the stage one work programme costs, carrying Falcon Oil & Gas Limited. The remaining commitments in the stage one work programme include two vertical wells.

Nigeria

        Our subsidiary, Sasol Exploration and Production Nigeria Limited (SEPNL), gave notice of our intention to withdraw from the OML 145 licence in Nigeria in May 2015. Once government approval is obtained, the relinquishment of our 5% working interest (16,9 thousand undeveloped net acres) will be completed.

South Africa

        In South Africa, we have interests in one exploration licence and one licence which is in the process of being negotiated.

        Our subsidiary Sasol Africa (Pty) Ltd holds a 60% working interest in the ER236 licence (12 174,9 thousand undeveloped net acres), offshore in the Durban Basin. The licence is operated by Eni South Africa BV. The initial three-year exploration period runs to November 2016 and the commitment work programme, which included the acquisition of 5 950km of 2D reconnaissance seismic data has been fulfilled. It is envisaged that we will enter the first licence extension period which runs from November 2016 to November 2018. Relinquishment of 20% of the licence area will be required.

        In July 2015, our subsidiary Sasol Africa (Pty) Ltd and PetroSA were invited to commence negotiations for an Exploration Right over the 3A/4A area located offshore in the

Orange Basin which was previously covered by a technical co-operation permit. On completion of the negotiations, Sasol Africa (Pty) Ltd and PetroSA, the operator, will each hold a 50% working interest (2 645,1 thousand undeveloped net acres).

Activities

        See "Item 4.D—Drilling Activities" for the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2016.

Australia

        In 2016, in the Beetaloo Basin, two vertical wells (Kalala S-1 and Amungee NW-1) and one horizontal well (Amungee NW-1H) were drilled in the EP98 licence as part of the stage one work programme. Operations to re-enter and re-set casing in Amungee NW-1H well commenced in June 2016, and a multi-stage fracture stimulation programme will be performed in August 2016 followed by a 90-day production test. The campaign to drill the remaining two vertical wells in the stage one work programme, in the EP117 licence, started in July 2016.

South Africa

        The acquisition of a 3D seismic survey over the ER236 licence commenced in February 2016 and is expected to be completed in 2016.

Capitalised Exploratory Wells Costs

        See Item 4D "Capitalised Exploratory Well Costs" for information, in tabular format, about the continued capitalisation of exploratory well costs, at 30 June 2016.

Australia

        At 30 June 2016, there are no exploratory well costs capitalised in the Beetaloo Basin licences. As such, costs capitalised at the beginning of the year have been expensed.

Nigeria

        At 30 June 2016, there are no exploratory wells costs capitalised in the OML 145 licence.

South Africa

        At 30 June 2016, there were no exploratory wells costs capitalised in the ER236 licence.

Tabular Natural Oil and Gas Information

Developed and Undeveloped Acreage

        The table below provides total gross and net developed and undeveloped acreage for our natural oil and gas assets by geographic area at 30 June 2016.

Natural oil and gas acreage concentrations at 30 June 2016	Mozambique(1)	South Africa	Rest of Africa(2)	North America(1)(2)	Australasia(2)	Total
	thousand acres
Developed acreage
Gross	431,7	—	28,7	34,7	—	495,1
Net	302,2	—	8,0	17,3	—	327,5
Undeveloped acreage
Gross	2 831,0	25 581,8	338	78,0	5 060,7	33 889,5
Net	1 893,3	14 820,1	16,9	39,0	1 744,4	18 513,7

(1)
Certain licences in Mozambique and North America overlap as they relate to specific stratigraphic horizons.

(2)
Rest of Africa consists of Gabon and Nigeria, North America consists of Canada, Australasia consists of Australia.

Drilling Activities

        The table below provides the number of net wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2016.

Number of wells(2) drilled for the year ended 30 June	Mozambique(1)	Rest of Africa(1)	North America(1)	Australasia(1)	Total
2014
Development well—productive(2)	—	0,3	12,5	—	12,8
Stratigraphic test well—exploratory type(3)	—	0,3	2,0	—	2,3
2015
Development well—productive(2)	—	0,8	7,5	—	8,3
2016
Development well—productive(2)	—	0,8	9,0	—	9,8
Stratigraphic test well—exploratory type(3)	—	—	—	1,0	1,0
As at 30 June 2016
Wells being drilled(5)
Gross	1,0	—	11,0	—	12,0
Net	1,0	—	5,5	—	6,5
Temporarily Suspended wells
Gross	—	—	8,0	—	8,0
Net	—	—	4,0	—	4,0

(1)
Rest of Africa comprises Gabon and Nigeria, North America comprises Canada, Australasia comprises Australia.

(2)
A productive well is an exploratory or development well that is not a dry well. A dry well is an exploratory or development well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.
(3)
A stratigraphic test well is drilled to obtain information pertaining to a specific geological condition and is customarily drilled without the intent of being completed. Stratigraphic test wells are 'exploratory type' if not drilled in a known area or 'development type' if drilled in known area.

(4)
The number of wells being drilled includes wells that have been drilled, but have not yet been mechanically completed.

Capitalised Exploratory Well Costs

        The table below provides details of the capitalised exploratory natural oil and gas well costs, in Mozambique (and Australia in 2015 and 2014), at the end of the last three years, showing additions, costs charged to expense and cost reclassified. This table is presented in accordance with the International Financial Reporting Standards in order to ensure consistency between this document and the Annual Financial Statements.

	2016	2015	2014
	(Rand in millions)
Capitalised Exploratory Well Costs
Balance at beginning of year	1 670,2	1 351,9	1 560,7
Additions for the year	1 588,7	511,8	203,5
Costs incurred	897,8	583,7	248,8
Asset retirement obligation adjustments	690,9	(71,9)	(45,3)
Charged to expense for the year	(320,0)	—	(135,9)
Farm down proceeds	(112,0)	—	—
Exiting of licences	—	(200,7)	—
Reclassified exploratory well costs	(2 620,3)	—	(292,3)
Translation of foreign entities	73,2	7,2	15,9

Balance at end of year	279,8	1 670,2	1 351,9

2016 Capitalised exploratory well cost ageing	Mozambique (Rand in millions)
1 to 5 years	—
over 5 years	58,2
Number of projects	1

Oil and Gas Production Facilities and Productive Wells

        We operate production facilities in Mozambique and have non-operating interests in producing assets in Canada and Gabon.

        The table below provides the production capacity at 30 June 2016.

Plant Description	Location	Design Capacity
Central Processing Facility	Pande-Temane PPA, Mozambique	450 MMscf/day gas
Floating, Production, Storage and Offloading facility	Etame Marin Permit, Gabon	25 000 bpd oil
Processing Facilities	Farrell Creek, Canada	320 MMscf/day gas

        The table below provides the number of productive oil and gas wells at 30 June 2016. A productive well is a producing well or a well that is mechanically capable of production.

Number of productive wells 30 June 2016	Mozambique	North America(1)	Rest of Africa(1)	Total
Productive oil wells (number)
Gross	—	—	10	10
Net			2,8	2,8
Productive gas wells (number)
Gross	24	169	—	193
Net	16,8	84,5	—	101,3

(1)
Rest of Africa comprises Gabon and Nigeria, North America comprises Canada.

Proved Reserves and Production

        The proved developed and proved undeveloped reserves of natural oil and gas as at 30 June 2016 and the two previous years along with volumes produced during the year are contained in the Natural Gas and Oil supplemental information, in Table 4, on page G-4.

Sales Prices and Production Costs

        The table below summarises the average sales prices for natural gas and petroleum liquids produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sale prices and production costs (Rand per unit) for the year ended 30 June	Mozambique	North America(2)	Rest of Africa(2)
2014
Average sales prices
Natural gas, per thousand standard cubic feet	23,9	38,4	—
Natural liquids, per barrel	863,1	627,8	989,4
Average production cost(1)
Natural gas, per thousand standard cubic feet	4,9	21,4	—
Natural liquids, per barrel	—	—	301,5
2015
Average sales prices
Natural gas, per thousand standard cubic feet	30,9	28,3	—
Natural liquids, per barrel	489,5	385,7	614,2
Average production cost(1)
Natural gas, per thousand standard cubic feet	10,0	7,4	—
Natural liquids, per barrel	—	—	308,9
2016
Average sales prices
Natural gas, per thousand standard cubic feet	25,1	20,0
Natural liquids, per barrel	106,4	361,6	574,3
Average production cost(1)
Natural gas, per thousand standard cubic feet	3,9	9,1	—
Natural liquids, per barrel	—	—	489,4

(1)
Average production costs per unit of production are calculated according to the primary sales product.

(2)
North America comprises Canada, Rest of Africa comprises Gabon

Supplemental oil and gas information

        Supplemental oil and gas information: See "Item 18—Financial Statements—Supplemental Oil and Gas Information" for supplemental information relating to natural oil and gas producing activities.

Energy—Plants and Facilities

Our Secunda facilities

        Our main manufacturing facilities are located at Secunda, the base for our Secunda Synfuels Operations and a range of our chemical industries operations. The size of this total property is approximately 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2.

Our Sasolburg facilities

        The size of the Natref refinery, based in Sasolburg, is approximately 2,0 km2.

Our interests in facilities in Qatar

        ORYX GTL is a gas-to-liquids plant, located at Ras Laffan Industrial City, situated along the northeast coast of Qatar.

Production capacity

        The table below provides details of the production capacity and location of main gas plants of the Energy business.

Plant description	Location	Design capacity(1)
Gauteng transmission network	Gauteng	128 bscf/a
Rompco Pipeline	From Central Processing Facility (Mozambique) to Pressure Protection Station (Secunda) (865km)	169 bscf/a
Secunda, Witbank and Middelburg pipeline	South Africa	11 bscf/a
Transnet Pipeline transmission pipeline	South Africa	23 bscf/a

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate

        The following table provides details of the production capacity and location of the main joint arrangement plants where the Energy business has an interest.

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

Secunda Synfuels operations

Synthetic oil

        Refer to "Item 4. D Property, plants and equipment—Mining" for details on our mining properties and coal exploration techniques used during the estimation of synthetic oil reserves.

        The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown:

	2016	2015	2014
Average sales price per barrel (Rand per unit)	635,85	869,72	1 126,88
Average production cost per barrel (Rand per unit)	359,75	280,88	372,20
Production (millions of barrels)	51,6	51,8	51,7

Supplemental oil and gas information

        Supplemental oil and gas information: See "Item 18—Financial Statements—Supplemental Oil and Gas Information" for supplemental information relating to synthetic oil producing activities.

Base Chemicals

Our Secunda facilities

        Our main manufacturing facilities are located at Secunda, the base for our Secunda Chemicals Operations and the Secunda Synfuels Operations. The size of this total property is approximately 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2.

Our Sasolburg facilities

        Our facilities at Sasolburg are the base for a number of our chemical industries operations. The size of these properties is approximately 51,4 km2.

        The following table summarises the main production capacities of the Regional Operating Hubs that produce polymer and monomer products marketed by Base Chemicals.

Production capacity at 30 June 2016

Product	South Africa(2)	Malaysia(1)(2)	Total
	(ktpa)
Ethylene	615	72	687
Propylene	950	11	961
LDPE	220	102	322
LLDPE	150	—	150
Polypropylene-1	250	—	250
Polypropylene-2	375	—	375
Ethylene dichloride	160	—	160
Vinyl chloride	205	—	205
PVC	190	—	190
Chlorine	145	—	145
Caustic soda	167	—	167
Cyanide	40	—	40
Hydrochloric acid	90	—	90
Calcium chloride	10	—	10

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

Production capacity as at 30 June 2016

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

Our facilities in the United States

        Construction of our 50% joint venture high-density polyethylene plant with Ineos Olefins and Polymers USA continues to make good progress, and is on track for completion in the second half of the 2016 calendar year. Upon completion, the plant will be the largest bimodal HDPE manufacturing facility in the US with a nameplate capacity of 470 kilotons annually.

        Base Chemicals' share of the LCCP, currently being constructed, is located at Lake Charles, Louisiana (site size approximately 3 million m2; plant size 540 000m2).

        Refer to "Item 3.D—Risk factors" and "Item 5.B—Capital Commitments" for further detail on the construction of the LCCP.

Performance Chemicals

  Our facilities in South Africa

        Our facilities at Secunda and Sasolburg are the base for a number of our chemical industries operations. The size of these properties are approximately 82,5km2 and 51,4 km2, respectively.

  Our facilities in Germany

        Performance Chemicals operations are based at three locations in Germany, namely Brunsbüttel (site size approximately 2,0 million m2; plant size 500 000 m2), Marl (site size approximately 160 000 m2; plant size 75 000 m2) and the Wax facility based in Hamburg (site size approximately 160 000 m2; plant size 100 000 m2).

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

        Performance Chemicals also has phenolics operations based at Oil City, Pennsylvania; Houston and Winnie, Texas; and Tucson, Arizona.

Production capacity at 30 June 2016

Product	Facilities location	Total(1)
		(ktpa)
Surfactants	United States, Europe, Far East	1 000
C6+ alcohol	United States, Europe, South Africa, Far East	630
Ethylene	United States	455
Inorganics	United States, Europe	70
Paraffins and olefins	United States, Europe	750
LAB	United States, Europe	435
C5-C8 alpha olefins	United States, South Africa	456
Paraffin wax and wax emulsions	Europe	430
FT-based wax and related products	South Africa	280
Paraffin wax	South Africa	30

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

        Performance Chemicals' share of the LCCP, currently being constructed, is located at Lake Charles, Louisiana (site size approximately 3 million m2; plant size 540 000m2.

        Refer to "Item 3.D—Risk factors" and "Item 5.B—Capital Commitments" for further detail on the construction of the LCCP.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934 received not less than 180 days before 30 June 2016, that are considered material.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Annual Financial Statements" as at 30 June 2016 and 2015, and for the years ended 30 June 2016, 2015 and 2014, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

        For information regarding our financial overview and external factors impacting on our business, refer to the "CFO Report—Key financial risks and uncertainties affecting performance" as contained in Exhibit 99.3. This includes an analysis of the impact of macroeconomic factors on Sasol's performance and an overview of the current economic environment, crude oil prices, exchange rates, gas prices and chemical prices. Movements in our cost base are also analysed, including the impact of cost reduction measures and inflation.

        Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements". See "Item 3.D—Key information—Risk factors" for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

5.A Operating results

Results of operations

	2016	2015	Change 2016/2015	2014	Change 2015/2014
	(Rand in millions)		(%)	(Rand in millions)	(%)
Turnover	172 942	185 266	(7)	202 683	(9)
Operating costs and expenses	(136 320)	(139 967)	(3)	(153 380)	(9)
Remeasurement items	(12 892)	(807)	1 498	(7 629)	(89)
Share of profit of equity accounted investments, net of tax	509	2 057	(75)	4 144	(50)

Operating profit	24 239	46 549	(48)	45 818	2
Net finance costs	(521)	(956)	(46)	(705)	36

Profit before tax	23 718	45 593	(48)	45 113	1
Taxation	(8 691)	(14 431)	(40)	(14 696)	(2)

Profit	15 027	31 162	(52)	30 417	2

Financial review 2016

  •
  For information regarding our financial condition, and an overview of our results refer "CFO Report—Financial performance" as contained in Exhibit 99.3.

  •
  For information on changes in our financial condition, and overall financial performance refer "CFO Report—Financial performance—Key drivers impacting operating profit" as contained in Exhibit 99.3.

Turnover

        Turnover consists of the following categories:

	2016	2015	Change 2016/2015	2014	Change 2015/2014
	(Rand in millions)		(%)	(Rand in millions)	(%)
Sale of products	170 830	183 935	(7)	200 960	(8)
Services rendered	1 695	998	70	1 082	(8)
Other trading income	417	333	25	641	(48)

Turnover	172 942	185 266	(7)	202 683	(9)

        The primary factors contributing to the decreases in turnover were:

	Change 2016/2015		Change 2015/2014
	(Rand in millions)	(%)	(Rand in millions)	(%)
Turnover, 2015 and 2014	185 266		202 683
Exchange rate effects	23 565	13	6 161	3
Product prices	(32 442)	(18)	(27 439)	(14)
—crude oil	(26 120)	(14)	(21 493)	(11)
—other products	(6 322)	(4)	(5 946)	(3)
Net volume changes	(3 413)	(2)	3 390	2
Other effects	(34)	—	471	—

Turnover	172 942	(7)	185 266	(9)

Operating costs and expenses

        Operating costs and expense consists of the following categories:

	2016	2015	Change 2016/2015	2014	Change 2015/2014
	(Rand in millions)		(%)	(Rand in millions)	(%)
Materials, energy and consumable used	(71 320)	(80 169)	(11)	(89 244)	(10)
Selling and distribution costs	(6 914)	(6 041)	15	(5 762)	5
Maintenance expenditure	(8 453)	(7 628)	11	(8 290)	(8)
Employee-related expenditure	(23 911)	(22 096)	8	(28 569)	(23)
Exploration expenditure and feasibility costs	(282)	(554)	(49)	(604)	(8)
Depreciation and amortisation	(16 367)	(13 567)	21	(13 516)	—
Translation gains/ (losses)	1 070	(1 115)	196	798	(240)
Other operating expenses	(11 635)	(10 164)	15	(12 522)	(19)
Other operating income	1 492	1 367	9	4 309	(68)

Operating costs and expenses	(136 320)	(139 967)	(3)	(153 380)	(9)

        Materials, energy and consumables used.    Materials, energy and consumables used in 2016 amounted to R71 320 million, a decrease of R8 849 million, or 11%, compared with R80 169 million in 2015, which decreased by 10% from R89 224 million in 2014. The decrease in 2016 and 2015, as compared to 2014, was due to the continued decline in crude oil prices, partially offset by higher production volumes at Secunda Synfuels Operations and Natref operations.

        Selling and distribution costs.    These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2016 amounted to R6 914 million, which represents an increase of R873 million, or 15%, compared with R6 041 million in 2015, which increased by R279, or 5%, million compared with R5 762 million in 2014. The variation in these costs was mainly attributable to the weaker rand against major currencies, which impacted our foreign operations during 2016. Selling and distribution costs represented 4% of sales in 2016, and 3% of sales in 2015 and 2014.

        Maintenance expenditure.    Maintenance expenditure in 2016 amounted to R8 453 million, which represents an increase of R825 million, or 11%, compared with R7 628 million in 2015, which decreased by R662 million, or 8%, compared with R8 290 million in 2014. The increase in maintenance expenditure in 2016 compared to 2015 is largely due to the weakening of the exchange rate against major currencies, planned extended shutdowns in Sasolburg and the US, as well as well workovers amounting to R133 million in Gabon. The reduction in maintenance expenditure in 2015 was mainly due to the implementation of our BPEP and Response Plan initiatives to reduce cash costs, without compromising on the safety, reliability and the sustainability of our operations.

        Employee related expenditure.    Employee related expenditure amounted to R23 911 million, which represents an increase of R1 815 million, or 8%, compared with R22 096 million in 2015, which decreased by R6 473 million, or 23%, from 2014.

        This amount includes labour costs of R23 540 million (2015—R23 478 million and 2014—R23 814 million) and a cash settled share-based payment charge to the income statement of R371 million, (2015—R1 161 million (credit) and 2014—R5 652 million (expense)). In 2015, the credit was largely due to a 29% decrease in the share price.

        Excluding the effect of the share-based payment expenses, our employee costs increased by only R61 million in 2016. This was primarily due to our BPEP and RP, whereby at 30 June 2016, a total of approximately 2 500 voluntary separations and early retirement applications were approved by the company. Overall headcount reduced from 35 400 in 2013 to 30 100 employees at the end of the 2016 year, a net reduction of 15%.

        Exploration expenditure and feasibility costs.    Exploration expenditure and feasibility costs in 2016 amounted to R282 million, which represents a decrease of R272 million, or 49%, compared with R554 million in 2015, which decreased by R50 million compared with R604 million in 2014. The decrease in 2016 and 2015, as compared to 2014 was due to the implementation of our BPEP and RP initiatives, where we focused on reducing our exploration spend.

        Depreciation and amortisation.    Depreciation and amortisation in 2016 amounted to R16 367 million, which represents an increase of R2 800 million, compared with R13 567 million in 2015, which increased by R51 million compared with R13 516 million in 2014. The increase in depreciation and amortisation in 2016 compared to 2015 is mainly due to the increase in assets that reached beneficial operations in 2016 at Secunda Synfuels operations, Mining and Base Chemicals, as well as the impact of the weaker rand/US dollar exchange rate. In addition, our Gabon assets recorded higher depreciation (R779 million), due to lower reserves being declared, on the back of a lower oil price.

        In 2015, the extension of the useful life of our operating assets in South Africa resulted in a decrease in depreciation of R1,4 billion, which was offset by the increase in depreciation of assets that reached beneficial operations during the year in Secunda Synfuels Operations, Mining and Performance Chemicals.

        Translation gains/(losses).    Translation gains arising primarily from the translation of monetary assets and liabilities amounted to R1 070 million in 2016, as compared to a R1 115 million loss in 2015 and a R798 million gain in 2014. The gain recognised in 2016 includes gains on the valuation of the open Canadian forward exchange contracts amounting to R48 million which were entered into to protect our capital investments against foreign currency risk.

        The closing rate is used to translate, to rand, all our monetary assets and liabilities denominated in a currency other than the rand at the reporting date and, as a result, a net gain was recognised on these translations in 2016 and 2014. The strengthening of the rand has a positive impact on the translation of our monetary liabilities, while the weakening of the rand has a positive impact on the translation of our monetary assets

        Other operating expenses.    Other operating expenses in 2016 amounted to R11 635 million, an increase of R1 471 million, compared to R10 164 million in 2015, which decreased by R2 358 million from R12 522 million in 2014.

        This amount includes:

  •
  rental expenses of R1 243 million (2015—R1 114 million and 2014—R1 141 million);

  •
  insurance costs of R457 million (2015—R542 million and 2014—R649 million);

  •
  computer costs of R1 832 million (2015—R1 614 million and 2014—R1 568 million);

  •
  hired labour of R893 million (2015—R804 million and 2014—R771 million);

  •
  restructuring costs associated mainly with our BPEP and RP initiatives of R235 million (2015—R1 525 million and 2014—R714 million);

  •
  professional fees of R1 202 million (2015—R 1 227 million and 2014—R1 415 million);

  •
  commodity gains of (R330 million) (2015—(R473 million) and 2014—losses of R253 million;
  •
  movements in rehabilitation provisions of R1 946 million (2015—(R1 722 million) and 2014—R86 million);and

  •
  other expenses of R6 368 million (2015—R5 980 million and 2014—R5 305 million).

        In 2016, the reversal of a provision of R2,3 billion (US$166 million) based on a favourable ruling received from the Tax Appeal Tribunal in Nigeria relating to the Escravos Gas-to-Liquids (EGTL) project was included against other operating expenses.

        In 2015, the reversal of the administrative penalty of R534 million, which was imposed by the Competition Tribunal in June 2014 was included against other operating expenses.

        Other operating income.    Other operating income in 2016 amounted to R1 492 million, which represents an increase of R125 million, or 9%, compared with R1 367 million in 2015. In 2014, other operating income amounted to R4 309 million, mainly due to the European Union Cartel fine reduction in that year.

Share of profits from equity accounted investments

	2016	2015	Change 2016/2015	2014	Change 2015/2014
		(%)		(Rand in millions)	(%)
Profit before tax	378	2 333	(84)	4 312	(46)
Tax	131	(276)	147	(168)	(64)

Share of equity accounted profit, net of tax	509	2 057	(75)	4 144	(50)

Remeasurement items, net of tax	13	1	1 200	(13)	108

        The share of profits of equity accounted investments (net of tax) amounted to R509 million in 2016 as compared to R2 057 million in 2015 and R4 144 million in 2014. The decrease in share of profit of equity accounted investments in 2016 and 2015 is mainly due to lower oil prices and a planned shutdown at our ORYX GTL facility, which resulted in a 75% decrease in earnings from R1 858 million in 2015 to R463 million in 2016. The ORYX GTL plant achieved an average utilisation rate of 81% during the 2016 year. The Escravos gas-to-liquids (EGTL) plant in Nigeria, which achieved beneficial operations (BO) in the 2015 financial year, continues to ramp up towards design capacity. Losses of R571 million were incurred relating to EGTL in 2016.

Remeasurement items

        For information regarding the remeasurement items recognised, refer to "Item 18—Annual Financial Statements—Note 8".

Finance costs and finance income

        For information regarding finance costs incurred and finance income earned, refer to "Item 18—Annual Financial Statements—Note 6".

        The increase in finance costs is due to the increase in the debt raised for the construction of the LCCP.

Tax

        For information regarding the tax charge, refer to "Item 18—Annual Financial Statements—Note 12", as well as the "CFO Report—Financial performance" as contained in Exhibit 99.3.

Non-controlling interests

        For information regarding our non-controlling interests, and their share of profit, refer "Item 18—Annual Financial Statements—Note 23".

        Profit attributable to non-controlling interests in subsidiaries of R1 802 million increased by R356 million, or 25%, from R1 446 million in 2015; which was an increase of R609 million or 70% from R837 million in 2014.

        The increase in profit attributable to non-controlling interests in 2016, 2015 and 2014 is due to the higher profits earned in Mining, Sasol Oil and the Republic of Mozambique Pipeline Investment Company (ROMPCO).

Financial review 2015

Group results

        Operating profit of R46,5 billion increased by 2% compared to the prior year. This achievement was due to a strong overall operational performance with increased sales volumes, resilient margins and cost increases contained to below inflation. Conversely, the group's profitability was adversely impacted by a 33% decline in average Brent crude oil prices (average dated Brent was US$73,46/bbl for the year ended 30 June 2015 compared with US$109,40/bbl in the prior year). This decrease was partly off-set by a 10% weaker average rand/US dollar exchange rate (R11,45/US$ for the year ended 30 June 2015 compared with R10,39/US$ in the prior year).

Items which materially impacted operating profit

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

  •
  the extension of the useful life of our operating assets in South Africa resulting in a decrease in depreciation of R1,4 billion and environmental rehabilitation provisions of R1,8 billion; and

  •
  net remeasurement items expense of R0,8 billion in 2015, as compared to a R7,6 billion expense in the prior year. These items relate mainly to the full reversal of the previous R2,0 billion impairment of the FT Wax Expansion Project, the partial impairment of our Canadian shale gas assets of R1,3 billion and the partial impairment of our Etame assets in Gabon of R1,3 billion.

        Excluding the impact of remeasurement items, net once-off charges and movements in our share-based payment expense, earnings attributable to shareholders decreased by 30%.

Financial review 2014

Group results

        In 2014, operating profit was boosted by a 17% weaker average rand/US dollar exchange rate (R10,39/US$ for the year ended 30 June 2014 compared with R8,85/US$ in the prior year), and a progressive improvement in chemical prices, while the average Brent crude oil price remained relatively flat (average dated Brent was US$109,40/bbl for the year ended 30 June 2014 compared with US$108,66/bbl in the prior year). Operating profit was negatively impacted by remeasurement items totaling R7,6 billion, primarily consisting of the R5,3 billion (CAD540 million) partial impairment of our Canadian shale gas asset, and the R466 million (EUR32 million) partial impairment and final loss on disposal of R966 million (EUR 67 million) of our Solvents Germany assets.

Segment review—results of operations

        Segmental financial performance is measured on a management basis. This approach is based on the way in which the Joint Presidents and Chief Executive Officers organise segments within our group for making operating decisions and assessing performance. The segment overview included below is based on our segment results. Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party. Refer to Business segment information of "Item 18—Annual Financial statements" for further detail regarding turnover and Operating profit per segment.

        Refer also to "Integrated Report—Our Operating Model structure" as contained in Exhibit 99.4.

Operating Business Units

Mining

	2016	2015	Change 2016/2015	2014	Change 2015/2014
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	2 360	2 215	7	2 154	3
Inter-segment turnover	14 615	13 472	9	11 980	12

Total turnover	16 975	15 687	8	14 134	11
Operating costs and expenses(1)	(12 236)	(11 344)	8	(11 681)	(3)

Operating profit	4 739	4 343	9	2 453	77

Operating margin %	28	28		17

(1)
Operating costs and expenses net of other income.

Results of operations 2016 compared to 2015

        Total turnover increased by 8% from R15 687 million to R16 975 million. Operating profit of R4 739 million represents an increase of 9% as compared to the prior year. Production volumes increased to 42,3 Mt for 2016 compared with 41,2 Mt in 2015. Normalised unit costs of production were contained to 5% below inflation in 2016, following on from a 2% decrease in 2015 as compared to 2014.

        Our export volumes, primarily to Pakistan, India and Africa decreased by 6% to 3,2 million tons (Mt) (2015—3,4 Mt). Export sales represented approximately 14% of the total turnover generated by Mining during 2016 (2015—14%).

        For further analysis of our results refer "Integrated Report—Operational reviews" as contained in Exhibit 99.7.

Results of operations 2015 compared to 2014

        Total turnover increased by 11% from R14 134 million to R15 687 million. Operating profit increased by 77% to R4 343 million compared to the prior year. This was mainly as a result of a 2% increase in productivity, the optimisation of production opportunities, benefits of the BPEP of R569 million and higher export coal volumes, which was partially negated by lower export coal prices.

        Production volumes remained at 41,2 Mt for 2015 compared with 41,5 Mt in 2014.

        Operating costs and expenses decreased by 3%, mainly due to the BPEP initiative which focused on cost reduction. Normalised mining unit costs of production decreased by 2% compared to the prior year.

Exploration and Production International

	2016	2015	Change 2016/ 2015	2014	Change 2015/ 2014
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	1 706	2 043	(17)	2 990	(32)
Inter-segment turnover	2 505	3 129	(20)	2 218	41

Total turnover	4 211	5 172	(19)	5 208	(1)
Operating costs and expenses(1)	(15 925)	(8 342)	91	(11 188)	(25)

Operating loss	(11 714)	(3 170)	270	(5 980)	(47)

Operating margin %	(278)	(61)		(115)

(1)
Operating costs and expenses net of other income including exploration costs and depreciation

Results of operations 2016 compared to 2015

        Total turnover decreased by 19% from R5 172 million in 2015 to R4 211 million in 2016. The business recorded an operating loss of R11 714 million compared to an operating loss of R3 170 million in the prior year.

        Excluding the partial impairment of our Canadian shale gas operations of R9 882 million (CAD880 million), which was recognised due to the continued decline in gas prices, the business recorded a loss of R1 832 million.

        In Mozambique, production volumes increased by 5% as a result of our efforts to debottleneck the production facility, coupled with the increase in gas transportation capacity to 169 billion standard cubic feet (bscf), and a full volume offtake by our joint electricity operations in Mozambique.

        The lower oil price had a significant impact on our Gabon assets resulting in a loss of R994 million which includes the impact of higher depreciation (R779 million) due to lower reserves being declared, on the back of a lower oil price. This is compared to a R1 124 million loss in the prior year, which included the partial impairment of the asset of R1 331 million.

        The new development wells which were brought on line during the financial year resulted in a 16% higher average of 18 824 barrels of oil production per day (on a gross basis) when compared to 16 284 barrels in the prior year.

        Our Canadian gas production volumes were 5% lower compared to the prior year due to reduced development activities, driven by lower oil and gas prices. Our Canadian operations produced and sold 20,7 bscf of natural gas during 2016 compared to 21,8 bscf in 2015.

        In order to manage the shale gas asset through the low gas price environment, we concluded an agreement with our partner, Progress Energy, to settle the outstanding funding commitment of R4 160 million (CAD380 million) and reduce the pace of appraisal, development and drilling activities. An 18-month reduced work programme was approved in June 2016. CAD305 million was paid in June 2016. The remaining CAD75 million will be paid on 1 July 2018. The carrying value of property, plant and equipment, and assets under construction relating to the shale gas assets (after settlement of the carry obligation) is CAD800 million.

        For further analysis of our results refer "Integrated Report—Operational reviews" as contained in Exhibit 99.7.

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

Strategic Business Units

Energy

	2016	2015	Change 2016/ 2015	2014	Change 2015/ 2014
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	63 818	75 264	(15)	84 632	(11)
Inter-segment turnover	523	536	(2)	1 420	(62)

Total turnover	64 341	75 800	(15)	86 052	(12)
Operating costs and expenses(1)	(50 272)	(53 274)	(6)	(54 629)	(2)

Operating profit	14 069	22 526	(38)	31 423	(28)

Operating margin %	22	30		37

(1)
Operating costs and expenses net of other income.

Results of operations 2016 compared to 2015

        Total turnover decreased by 15% from R75 800 million in 2015 to R64 341 million in 2016, due to the sharp decline in oil prices.

        Operating profit of R14 069 million decreased by R8 457 million or 38% compared to the prior year despite a 41% reduction in crude oil prices. Operating margins held firm at 22%, mainly as a result of record production volumes, higher liquid fuels sales through higher yielding marketing channels, the weaker rand/US dollar exchange rate and contributions from the BPEP and RP initiatives.

        Secunda Synfuels Operations increased production volumes of refined product by 1%; to a record 7,8Mt. Natref Operations increased production volumes by 1% compared to the prior year. Sales volumes, however, remained flat on the back of challenging market and trading conditions experienced during the first half of the financial year, driven by lower demand for liquid fuels in Southern Africa, specifically in the agricultural, mining and manufacturing sectors.

        Gas sales volumes were 1% higher compared to the prior year, mainly due to higher methane-rich gas sales to commercial customers. Our share of the Central Termica de Ressano Garcia (CTRG) joint operation in Mozambique delivered 653 089 megawatt-hours of electricity.

        For further analysis of our results refer "Integrated Report—Operational reviews" as contained in Exhibit 99.7.

Results of operations 2015 compared to 2014

        Total turnover decreased by 12% from R86 052 million in 2014 to R75 800 million in 2015 due to the sharp decline in oil prices. Operating profit of R22 526 million decreased by R8 897 million or 28% compared to the prior year. Production volumes of refined products at Secunda Synfuels Operations and Natref operations increased by 2% and 6%, respectively, in comparison with the prior year. Secunda Synfuels Operations produced its highest throughput levels since 2004 and Natref improved production on the back of improved operations stability compared to the previous financial year.

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

Base Chemicals

	2016	2015	Change 2016/ 2015	2014	Change 2015/ 2014
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	33 696	36 838	(9)	42 262	(13)
Inter-segment turnover	1 371	2 890	(53)	2 778	4

Total turnover	35 067	39 728	(12)	45 040	(12)
Operating costs and expenses(1)	(30 581)	(29 520)	4	(38 298)	(23)

Operating profit	4 486	10 208	(56)	6 742	51

Operating margin %	13	26		15

(1)
Operating costs and expenses net of other income.

Results of operations 2016 compared to 2015

        Total turnover decreased by 12% from R39 728 million in 2015 to R35 067 million in 2016.

        Excluding the partial impairment of our low density polyethylene (LDPE) cash generating unit in the US of R956 million (US$65 million) and the R537 million impairment of our methyl isobutyl ketone (MIBK) business in Sasolburg; Base Chemicals recorded an operating profit of R5 979 million.

        The operating margin decreased from 26% in the prior year to 13%. Sales volumes were down by 8% as a result of a planned extended shutdown to enable commissioning activities associated with the C3 Expansion Project, subdued demand for explosives and fertilisers and a planned stock build. A 22% decrease in our basket of commodity chemical prices was partly negated by the weaker rand/US dollar exchange rate. In nominal terms, we reduced our cash fixed costs by 1,5% compared to the prior year.

        For further analysis of our results refer "Integrated Report—Operational reviews" as contained in Exhibit 99.7.

Results of operations 2015 compared to 2014

        Total turnover decreased by 12% from R45 040 million in 2014 to R39 728 million in 2015. This was primarily due to the sale of our Solvents Germany and Sasol Polymer Middle East operations in 2014. On a normalised basis, sales volume increased by 2%.

        Base Chemicals delivered a strong performance, increasing Operating profit by 51% to R10 208 million compared to the prior year. Normalised cash fixed costs were contained to below inflation. The negative impact on margins, as a result of a 13% decline in dollar-based sales prices, was partly negated by the weaker rand/US dollar exchange rate. Chemical sales prices displayed some resilience when compared to the crude oil prices over the same period.

        Operating profit further benefited from the reversal of the administrative penalty of R534 million, which was imposed by the South African Competition Tribunal in June 2014, and the lower depreciation charge amounting to R684 million, which arose from the extension in the useful life of our operating assets in South Africa.

Performance Chemicals

	2016	2015	Change 2016/ 2015	2014	Change 2015/ 2014
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	71 254	68 874	3	70 592	(2)
Inter-segment turnover	2 380	2 910	(18)	2 982	(2)

Total turnover	73 634	71 784	3	73 574	(2)
Operating costs and expenses(1)	(62 358)	(59 070)	6	(61 726)	(4)

Operating profit	11 276	12 714	(11)	11 848	7

Operating margin %	15	18		16

(1)
Operating costs and expenses net of other income.

Results of operations 2016 compared to 2015

        Turnover increased by 3% from R71 874 million to R73 634 million. Operating profit of R11 276 million decreased by 11% compared to the prior year mainly as a result of the R2 021 million FT Wax Expansion Project (FTWEP) impairment reversal in the prior year.

        Our operating margin reflects the full annual depreciation charge being recognised on FTWEP, while the project is still ramping up to full production. Excluding the impact of the impairment reversal in the prior year, operating profit increased by 5%. This increase is largely as a result of the weakening of the rand, coupled with resilience of the margins achieved by our European surfactants and alcohols businesses, negated by lower ethylene prices which negatively impacted the margins achieved by our assets in the US. Production volumes in our Eurasian Operations increased by 4%, while production volumes at our US Operations remained flat compared to the prior year.

        Total sales volumes decreased marginally by 1% compared to the prior year, as a result of planned shutdowns at our ethylene plant in North America and our production facilities in Sasolburg and reduced demand for oilfield chemicals. The decrease in wax and ammonia sales volumes were compensated by an increase of 4% in organic sales volumes. Normalised sales volumes were up by 1,8%.

        For further analysis of our results refer "Integrated Report—Operational reviews" as contained in Exhibit 99.7.

Results of operations 2015 compared to 2014

        Turnover decreased by 2% from R73 574 million to R71 874 million, despite the 33% decline in oil prices. The positive performance is largely as a result of a 2% increase in sales volumes mainly due to improved production output, higher demand, and resilient gross margins, supported by a weaker rand/US dollar exchange rate.

        Operating profit increased by 7% to R12 714 million compared to R11 848 million for the prior year. The financial performance was positively impacted by the R2 021 million impairment reversal of the FTWEP in Sasolburg and the weaker rand/US dollar exchange rate. Normalising for the impairment reversal and the R2 449 million payment received from the European Commission in the prior year, Operating profit increased by 14% compared to the previous financial year.

        In base currency terms, cash fixed costs were maintained within inflation. Our business in the US realised favourable margins, despite a 33% decrease in oil prices, which negatively impacted the results of our ethylene value chain. Our Eurasian Operations reported a 3% increase in production volumes.

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

        In addition to the items below, "Item 18—Annual Financial statements" are incorporated by reference.

        For accounting policies and areas of judgements relating to:

  •
  Valuation of share-based payments , refer "Item 18—Annual Financial statements"—Note 35 Cash settled share appreciation rights and Note 36—Share-based payment reserve;

  •
  Impairments—refer "Item 18—Annual Financial statements—Note 8 Remeasurement items";

  •
  Long-term provisions—refer "Item 18—Annual Financial statements—Note 32 Long-term provisions";

  •
  Post-retirement benefit obligations—refer "Item 18—Annual Financial statements—Note 34 Post-retirement benefit obligations";

  •
  Useful economic lives of assets and depreciation of coal mining assets—"Item 18—Annual Financial statements—Note 17 Property, plant and equipment, Note 18 Assets under construction and Note 19 Goodwill and other intangible assets";

  •
  Estimation of coal reserves—refer "Item 18—Annual Financial statements—Note 18 Assets under construction";

  •
  Recognition of deferred tax assets and utilisation of tax losses—refer "Item 18—Annual Financial statements—Note 13 Deferred tax and Note 14 Tax paid";

Estimation of natural oil and gas reserves

        In accordance with the United States Securities and Exchange Commission (SEC) regulations, proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract hydrocarbons must be approved and must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions define prices and costs at which economic producibility is to be determined. The price is the average sales price during the 12-month period prior to the reporting date (30 June), determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements. Future price changes are limited to those provided by contractual arrangements in existence at year-end.

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

        There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production, including factors which are beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgement. Estimates of oil and gas reserves therefore are subject to future revision, upward or downward, resulting from new data and current interpretation, as well as a result of improved recovery, extensions and discoveries, the purchase or sale of assets, and production. Accordingly, financial and accounting measures (such as the standardised measure of future discounted cash flows, depreciation and amortisation charges and environmental and decommissioning obligations) that are based on proved reserves are also subject to revision and change.

        Refer to "Standardised measure of discounted future net cash flows", on page G-6 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2016 and to "Changes in the standardised measure of discounted future net cash flows", on page G-7.

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

5.B Liquidity and capital resources

Liquidity, cash flows and borrowings

        Management believes that cash on hand and funds from operations, together with our existing borrowing facilities, will be sufficient to cover our working capital and debt service requirements in the year ahead. We finance our capital expenditure from funds generated out of our business operations, existing borrowing facilities and, in some cases, additional borrowings to fund specific projects.

        For information regarding our funding cash flows and liquidity, refer "Item 18—Annual Financial Statements—Note 16—Long-term debt" which includes an overview of our banking facilities and debt arrangements.

        For information regarding the company's cash flow requirements refer to the "CFO Report—Our cash flow generation and utilisation" and "Managing our funding strategy" as contained in Exhibit 99.3.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2016, 2015 and 2014.

	2016	2015	2014
		(Rand in millions)
Net cash retained from operating activities	33 935	40 936	43 975
Net cash used in investing activities	(71 034)	(42 085)	(37 813)
Net cash generated by financing activities	29 178	13 065	909

        Cash flows retained from operating activities include the following significant items:

	2016	2015	2014
(Rand in millions)
Cash generated by operating activities	54 673	61 783	65 449
Income tax paid	(9 329)	(10 057)	(13 647)
Dividends paid	(10 680)	(12 739)	(13 248)

        The cash generated by our operating activities is applied first to fund our operations, pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is applied primarily to invest in our capital investment programme.

  Operating activities

        Cash generated by operating activities decreased by 12% to R54 673 million mainly as a result of a decrease in turnover due to lower oil prices (average dated Brent was 41% lower at $43/bbl for the year ended 30 June 2016 compared with US$73/bbl in the prior year). The impact of low crude oil prices was partially offset by the weakening of the average rand/US dollar exchange rate, lower dividends and a reduction in cash costs, in line with our Response Plan.

        In 2015, cash generated by operating activities decreased by 6% to R61 783 million from R65 449 million in 2014. This movement was also due to a 33% lower oil price in 2015 which impacted on turnover.

        For further information regarding our cash flow generation, refer "CFO Report—Our cash flow generation and utilisations" as contained in Exhibit 99.3.

  Investing activities

        Net cash utilised in investing activities has increased to R71 034 million in 2016, from R42 085 million in 2015 and R37 813 million in 2014.

        Included in investing activities is the settlement of our funding commitment on the Canadian shale gas asset of R4,4 billion (CAD380 million). Included in additions to non-current assets is R42,4 billion (US$2,9 billion) relating to the construction of the LCCP.

        Cash flows utilised in investing activities include the following significant items:

	2016	2015	2014
		(Rand in millions)
Additions to non-current assets(1)	(67 158)	(42 645)	(38 779)
Proceeds on disposals	569	1 210	1 538

(1)
Includes additions to property, plant and equipment; assets under construction and other intangible assets.

        For information regarding cash flows from investing activities refer "CFO Report—"Managing our fund strategy" as contained in Exhibit 99.3.

        For information regarding cash flows from additions and disposals, refer "Item 18—Annual Financial Statements—Note 9 and Note 10".

        For details of our additions to non-current assets, and the projects to which these relate, refer to "Note 18—Assets under construction".

        For details of our capital commitments refer to "Note 17—Property, plant and equipment".

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

        For information regarding our debt and funding structure, refer "CFO Report—Managing our funding strategy" and "Managing our debt profile" as contained in Exhibit 99.3.

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

        Our debt as at 30 June comprises the following:

	2016	2015
	(Rand in millions)
Long-term debt, including current portion	79 877	42 066
Short-term debt	138	534
Bank overdraft	136	319

Total debt	80 151	42 919
Less cash (excluding cash restricted for use)	(49 985)	(48 329)

Net debt/(cash)	30 166	(5 410)

        As at 30 June 2016, we had R2 331 million (2015—R5 022 million) in cash restricted for use. Refer to "Item 18—Financial Statements—Note 28" for a breakdown of amounts included in cash restricted for use.

        The group has borrowing facilities with major financial institutions of R132 448 million (2015—R113 732 million). Of these facilities, R 80 151 million (2015—R42 919 million) has been utilised at year end. Refer to "Item 18—Annual Financial Statements—Note 16 Long-term debt", for a breakdown of our banking facilities and the utilisation thereof.

        There were no events of default for the years ended 30 June 2016 and 30 June 2015.

        Included in the abovementioned borrowing facilities is our commercial paper programme of R8 billion, normally at fixed interest rates. There were no amounts outstanding under the commercial paper programme at 30 June 2016. Further, a revolving credit facility of US$1,5 billion is available to the group for further funding requirements.

Financial instruments and risk

        Refer to "Item 11—Quantitative and qualitative disclosures about market risk" for a breakdown of our liabilities summarised by fixed and floating interest rates.

Debt profile & covenants

        The information set forth under "Item 18—"Annual Financial Statements—Note 16—Long-term debt" is incorporated by reference.

Capital commitments

        Refer "Item 18—"Annual Financial Statements—Note 17—Property, plant and equipment".

        Our growth aspirations have been prioritised as we steadily advance our growth strategy, particularly in Southern Africa and North America. Capital investments in these regions will constitute a significant portion of our total capital expenditure over the next 10 years. Our gearing remains low, and we have sufficient headroom in our balance sheet to fund selective growth opportunities, pay dividends and provide a buffer against volatilities. Given that a large portion of our funding for our capital intensive growth plan will come from the offshore debt markets, we are acutely aware that we need to manage our gearing within our long-term targeted range. We expect that our gearing is likely to reach our targeted gearing range of 20% - 44% in the near term.

        In the US, we are constructing the US$11 billion LCCP, which consists of a world-scale 1,5 million ton per year ethane cracker, and six downstream chemical projects.

        At 30 June 2016, the capital expenditure to date is $4,8 billion, and the overall project completion is around 50%. We have project specific finance facilities in place to fund the LCCP. For further detail on the funding of the LCCP, refer "Item 18—Annual Financial Statements—Note 16—Long-term debt".

        A detailed review on the LCCP confirmed that the total capital cost for the project is expected to be US$11 billion, which includes site infrastructure and utility improvements. This is an increase of $2,1 billion from the original estimate at the time of final investment decision (FID) in October 2014. This estimate includes a contingency, which measured against industry norms for this stage of project completion, is considered sufficient to effectively take the project to beneficial operation within the revised cost estimate.

        The schedule for LCCP has not been impacted by the increase in cost estimate. The first unit, the linear low-density polyethylene unit, is expected to achieve beneficial operation in the second half of calendar year 2018, which will be followed by the ethane cracker and ethylene oxide and mono ethylene glycol units later that year, with the low-density polyethylene unit shortly thereafter. This will result in over 80% of the total output from LCCP reaching beneficial operation by early 2019. The remaining derivative units will reach beneficial operation by the second half of 2019.

        The detailed review process has confirmed that the $2,1 billion capital cost increase is mostly attributable to the following factors, in an approximately equal proportion:

  •
  a significant increase in site and civil costs due to poorer than anticipated subsurface conditions, 50% more weather day delays over the site construction period compared to the average norm, and much lower field productivity resulting from a conscious decision to proceed with out-of-sequence site preparation activities while waiting for a variation of permit conditions to be granted;

  •
  an increase in the home office and construction costs of the Engineering, Procurement, Construction and Management Contractor (EPCm) mainly as a result of an increase in contractor wage rates compared to what were assumed at FID, lower engineering productivity, and an increase in contractor engineering hours as a result of the increased material quantities; and
  •
  an increase in labour costs as a result of higher quantities of material for installation, the decision to change to a higher-skilled and thus higher cost crew mix to enable planned labour productivity improvements for the remainder of the project, and lump-sum contracts placed at higher rates than estimated.

        Notwithstanding these challenges, various other savings opportunities have been identified and are being implemented to mitigate the increase in the overall capital cost estimate.

        As a result of the detailed review process, Sasol is confident that a high degree of certainty exists over the updated capital cost estimate of $11 billion. With the project now over 50% complete, several changes have been, or are in the process of being, implemented which are intended to ensure that the project has a good probability of being completed within the updated cost and schedule guidance.

        Although unplanned event-driven risks may still impact the execution and cost of the project, we are confident that the remaining construction, procurement, execution and business readiness risks can be managed within the estimate as a result of these changes.

        The expected returns from the LCCP have also been updated, taking into account our updated oil and petrochemical price forecasts as well as the revised cost and schedule resulting from the review process. On an unlevered basis, the returns from LCCP are expected to be slightly above the company's US dollar weighted average cost of capital of 8%, although below the returns expected at the time of FID in October 2014. However on the low density polyethylene individual cash generating unit, due to lower margins and the increased cost estimate, we recognised an impairment of R956 million (US$65 million) during the 2016 financial year.

        Even though the expected capital expenditure for LCCP has increased, we do not expect this to result in the company exceeding its self-imposed gearing targets. Our funding strategy has not changed as a result of the higher estimated capital expenditure and the project will continue to be funded from existing facilities and ongoing group cash flow. Despite the lower expected returns, we still consider the LCCP to be a sound investment that will return value to our shareholders for many years into the future.

        In Mozambique, the field development plan (FDP) for the Production Sharing Agreement (PSA) licence was approved by regulatory authorities. The PSA FDP proposes an integrated oil, Liquefied Petroleum Gas (LPG) and gas to power project adjacent to the Petroleum Production Agreement (PPA) area. The development of these projects is a capital-intensive process carried out over long durations and requires us to commit significant capital expenditure. The total project cost for tranche one of the first phase of the PSA licence area and the fifth train is estimated at US$1,4 billion. The project is in its early stages of execution with the drill rig proceeding with the 13 well drilling programme.

        For information on amounts capitalised in respect of these projects refer, "Item 18—Annual Financial Statements—Note 17—Property, plant and equipment" and "Note 18—Assets under construction".

        For information on future amounts expected to be spent to complete the projects, refer "Item 18—Annual Financial Statements—Note 18—Assets under construction".

5.C Research and development, patents and licences

        Refer to the "Integrated Report—Intellectual Capital" as contained in Exhibit 99.8.

        During 2016, R1 105 million was spent on research and development activities (2015—R1 645 million; 2014—R1 550 million).

5.D Trend information

        Refer to the "CFO Report—Key financial risks and uncertainties affecting our performance" as contained in Exhibit 99.3.

5.E Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet structured entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2016, the group has recognised amounts in respect of certain guarantees. Refer to "Item 18—Annual Financial Statements, "Note 16 Long-term debt", "Note 18 Assets under construction", and "Note 21 Equity accounted investments" for further information on guarantees.

Product warranties

        The group provides product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The group accrues a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and expense related to product warranties are immaterial to the consolidated financial statements.

5.F Tabular disclosure of contractual obligations

        Contractual obligations/commitments.    The following significant undiscounted contractual obligations existed at 30 June 2016:

Contractual obligations	Total amount	Within 1 year	1 to 5 years	More than 5 years
	(Rand in millions)
Bank overdraft	136	136	—	—
Capital commitments	137 286	75 134	62 152	—
Environmental and other obligations	119 366	8 275	19 726	91 365
External long-term debt	97 443	4 656	36 322	56 465
External short-term debt	138	138	—	—
Finance leases	3 065	276	920	1 869
Operating leases	20 521	1 559	4 532	14 430
Post-retirement healthcare obligations(1)	3 994	166	832	2 996
Post-retirement pension obligations(1)	9 067	192	2 219	6 656
Purchase commitments	45 493	17 284	27 080	1 129
Share-based payments	2 515	1 721	794	—

Total	439 024	109 537	154 577	174 910

(1)
Represents discounted values

        Refer Note 17 of "Item 18—Annual Financial statements" for significant capital commitments.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The board of directors and senior management

  •
  For information regarding our directors, refer to "Integrated Report—Our board of directors" as contained in Exhibit 99.9

Senior management—experience

        We have identified our senior management as the members of our group executive committee (GEC). See "Our board of directors" above for experience of our executive directors who are members of the GEC.

        Fleetwood Grobler has been a member of our GEC since 1 December 2013. He is our Executive Vice President, Chemicals Business,

and is responsible for our global chemicals business. Prior to his appointment to the GEC, he was the Managing Director of Sasol Olefins & Surfactants. Mr Grobler joined Sasol in 1984 and has served in most of our South African operating facilities and has extensive experience in our international businesses. He obtained a Bachelor of Mechanical Engineering degree from the University of Pretoria, South Africa in 1984 and completed the Advanced Executive Program at the University of South Africa in 1994.

        Vuyo Kahla has been a member of our GEC since 1 January 2011 and has been our Company Secretary since 14 March 2011. He is the Executive Vice President, Advisory and Assurance and Company Secretary, and is responsible for the governance, compliance and ethics; legal, intellectual property and regulatory services; assurance services (incorporating the internal audit and forensic services functions); and supply chain functions. From June 2004 to November 2010, he held executive positions in Transnet SOC Limited, with responsibility for legal services, risk management, compliance, company secretarial services, strategy and business modelling, corporate and public affairs and public policy and regulation. The World Economic Forum recognised him as a Young Global Leader and he is an alumnus of the Prince of Wales University of Cambridge Programme on Sustainability Leadership. He is the Chairman of the Council of Rhodes University. He obtained a Bachelor of Arts (Law) degree and a postgraduate Bachelor of Law degree from Rhodes University, South Africa in 1994 and 1996, respectively.

        Bernard Klingenberg became a member of the GEC on 1 April 2009. He has been our Executive Vice President, Southern African Operations since 1 July 2014 and with effect from 1 July 2016, is responsible for our operations globally. He was responsible for group human resources for a period of two years from 1 April 2009. Since joining the Sasol group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South African Energy and the global Chemicals businesses of the group. He was the Managing Director of Sasol Polymers from April 2007 to March 2009 and before that the Managing Director of Sasol Nitro. He obtained a Master of Science (Mechanical Engineering) from the University of Cape Town, South Africa in 1986.

        Maurice Radebe has been a member of our GEC since 1 November 2010. He has been our Executive Vice President responsible for our Energy Business since 1 July 2014. Prior to that, he was our Group Executive responsible for global corporate affairs, government relations and enterprise development. Mr Radebe joined Sasol Oil in January 2004, when Sasol Oil purchased Exel Petroleum, where he was the Managing Director. He served as the Managing Director of Sasol Oil from December 2006 until October 2010. He is chairman of the South African Petroleum Industry Association for the 2015 and 2016 calendar years. He obtained a Bachelor of Science (Applied Mathematics and Physics) from the University of the North (now known as the University of Limpopo), Polokwane, South Africa in 1983 and a Higher Diploma for Educators of Adults from the University of Witwatersrand, Johannesburg, South Africa in 1988. He attended the Management Advancement Programme at the Wits Business School in Johannesburg, South Africa in 1991 and obtained a Masters in Business Administration from Wits Business School in 1997. He attended the General Management Program at Harvard Business School in the US in 2007.

        Riaan Rademan has been a member of our GEC since 1 May 2009. He is our Executive Vice President, Upstream and Business Enablement, responsible for mining, exploration and production and business enablement. Prior to that, he had been responsible for mining, safety, health and environment, supply chain and information management, shared services, group information management and procurement and supply chain. He previously served as Managing Director of Sasol Nitro and Sasol Mining. Mr Rademan obtained a Bachelor of Mechanical Engineering degree from the University of Pretoria, South Africa in 1980 and a Master of Business Leadership from the University of South Africa in 1987. He attended the Advanced

Management Program at the University of Pennsylvania, Wharton School in the US in 1995.

        Stephan Schoeman has been a member of our GEC since 1 May 2014. He is our Executive Vice President, Technology responsible for technology and our mega-projects in Lake Charles, Louisiana in the US. He was the Managing Director of Sasol Synfuels from May 2011 to March 2014. Prior to that, he was the Managing Director of Sasol Infrachem. Mr Schoeman has worked at most of Sasol's South African operating facilities and has extensive international experience. He obtained a Bachelor of Chemical Engineering degree from the University of Pretoria, South Africa in 1986.

Family relationship

        There are no family relationships between any of our non-executive directors, executive directors or members of our group executive committee.

Other arrangements

        None of our non-executive directors, executive directors or group executive committee members or other key management personnel are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B Compensation

        Refer to our Remuneration Report filed as Exhibit 99.2 for details of our directors and senior management compensation.

Long-term incentive schemes applicable to executive directors and senior management

        For details regarding our long-term incentive schemes applicable to executive directors and senior management named in Item 6.A. Refer to our Remuneration Report filed as Exhibit 99.2.

6.C Board practices

        For more information regarding our board practices refer "Integrated Report—Our board of directors" files as Exhibit 99.9.

        Refer to our Remuneration Report filed as Exhibit 99.2 for details of our directors' and senior management service contracts and benefits upon termination of employment.

        Refer to "Integrated report—Our governance framework" as contained in Exhibit 99.10, for details of our board practices, including details relating to our audit committee and remuneration committee, as well as the names of committee members and summaries of the terms of reference under which the committees operate.

6.D Employees

        The information set forth under "Item 18—Annual Financial Statements—Note 3—Employee-related expenditure" is incorporated by reference.

        Remuneration of directors and key personnel is contained in the Remuneration Report, contained in Exhibit 99.2.

        For information regarding the employees per segment, refer to "Item 18—Annual Financial Statements—Note 3—Employee-related expenditure". Our workforce geographic location composition at 30 June is presented below:

Region	2016	2015	2014
South Africa	25 394	26 138	28 637
Europe	2721	2 780	2 836
North America	1 289	1 209	1 109
Other	696	792	818

Total	30 100	30 919	33 400

6.E. Share ownership

        Refer to our Remuneration Report filed as Exhibit 99.2 for details of share ownership applicable to executive directors and senior management.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

        Refer to "Item 18—Annual Financial Statements—Note 15—Equity" for the

authorised and issued share capital of Sasol Limited.

        To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa or any other government. We believe that no single person or entity holds a controlling interest in our securities.

        In accordance with the requirements of the Companies Act of South Africa (Companies Act), the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 30 June 2016:

	2016		2015		2014
	Number of shares	% of shares	Number of shares	% of shares	Number of shares	% of shares
GEPF(1)(2)	84 121 005	12,9	92 425 614	13,6	93 978 508	13,8
IDC(3)	53 266 887	8,2	53 266 887	7,8	53 266 887	7,9

(1)
Government Employees Pension Fund (GEPF)

(2)
PIC Equities manages 78,7 million of the shares owned by GEPF.

(3)
Industrial Development Corporation of South Africa (IDC)

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 31 August 2016, 40,70 million Sasol ordinary shares, or approximately 6,0% of our total issued securities, were held in the form of American Depositary Receipts (ADRs). As of 31 August 2016, 413 record holders in the United States held approximately 20,2% of our total issued securities in the form of either Sasol ordinary shares or ADRs.

7.B Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2016 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        During the year, group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

        Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to "Item 18—Annual Financial Statements—Note 39—Related party transactions" for further details.

7.C Interests of experts and counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

        Refer "Item—18. Annual Financial Statements" for our financial statements, related notes and other financial information.

Dividend policy

        Our previous dividend distribution policy was a progressive dividend policy. In February 2015 the Sasol Limited Board approved a change in the company's dividend policy, which is based on a dividend cover range. The Company´s dividend policy takes into consideration various factors, including overall market and economic conditions, the Group's financial position, capital investment plans as well as earnings growth.

        Headline earnings per share will serve as the basis for deciding on the dividend amount.

The prevailing circumstances of the company, future investment plans, financial performance and the trading and macroeconomic environments will be considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,3 times. Our dividend cover for 2016 was 2,8 times. We distribute dividends twice a year.

        Refer to "Item 10.B—Memorandum and articles of association—Rights and privileges of holders of our securities".

Legal proceedings

        For information regarding our legal proceedings refer to "Item 4.B—Business overview—Legal proceedings and other contingencies".

8.B Significant changes

        Refer to "Item 18—Annual Financial statements—Note 40 Subsequent events".

        In August 2016, Sasol completed its detailed review of the Lake Charles Chemical Project, and has confirmed that a high degree of certainty exists over the capital cost estimated at US$11 billion. The LCCP is 50% complete, and after the implementation of improved change management practices and key project leadership personnel changes, management remains confident that the project is a sound strategic investment that will return value to our shareholders.

ITEM 9.    THE OFFER AND LISTING

9.A Offer and listing details

        The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the Johannesburg Stock Exchange (JSE) and for our

American Depositary Receipts (ADRs) on the New York Stock Exchange.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2012	409,99	303,45	48,96	40,01
2013	452,96	336,00	47,92	39,94
2014	645,10	420,00	60,21	41,65
2015
First quarter	642,72	597,65	60,80	54,25
Second quarter	609,28	392,78	54,11	33,18
Third quarter	477,56	365,10	42,20	31,66
Fourth quarter	490,06	395,80	41,64	33,76
2016
First quarter	447,89	375,25	36,57	26,97
Second quarter	465,69	358,79	34,31	24,55
Third quarter	492,50	360,70	31,62	21,88
Fourth quarter	487,00	390,10	32,96	25,29
April	471,35	408,18	32,96	27,27
May	487,00	436,25	32,13	28,65
June	485,00	390,10	32,13	25,29
July	402,44	368,74	28,08	25,90
August	384,00	363,38	28,48	25,26
September (up to 19 September 2016)	386,50	362,91	26,73	25,15

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

10.B Memorandum and articles of association

1. Registration number, and object and purpose

        Refer to "Item 10.B" of our registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934, filed with the Securities and Exchange Commission on 6 March 2003 (the Registration Statement) for the registration number and object and purpose of the Company.

2. Our board of directors

        The directors shall, within the minimum and maximum limits stipulated in the Memorandum of Incorporation (MOI), determine the number of directors from time to time. If so approved by the board, directors may also appoint alternate directors in their stead.

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

        Power to vote in respect of matters in which a director has a material interest.    In terms of our MOI and the Companies Act, a director who has a personal financial interest in respect of a matter to be considered at a meeting, or knows that a related person has a personal financial interest in the matter, may not vote on the matter. In terms of our board charter, directors are appointed on the express understanding and agreement that they may be removed by the board if and when they develop an actual or prospective material, enduring conflict of interest with Sasol or a group company.

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

        The remuneration of executive directors is determined by a disinterested quorum of directors on recommendation of the remuneration committee determined in accordance with the group's remuneration policy put to shareholders for a non-binding advisory vote at the annual general meeting as required by the King Code of Governance Principles for South Africa 2009 (King III Code). No powers are conferred by our MOI, or by any other means, on the directors who are employees of the company, to vote on their own remuneration in the absence of a disinterested quorum of directors.

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

        For more information regarding the retirement, appointment and re-election of directors, as well as qualification shares to be held by directors, see information provided in our Registration Statement.

3. Rights and privileges of holders of our securities

        Classes of shares.    We have three classes of shares in issue, namely:

  •
  Ordinary Shares;

  •
  Preferred Ordinary Shares; and

  •
  Sasol BEE Ordinary Shares,

        which have the rights and privileges more fully set out in our MOI and which are briefly described herein.

  Dividend rights attaching to the various classes of shares

  •
  Ordinary Shares:    In terms of our MOI, the company may make distributions as defined in the Companies Act, save however that no dividend may be declared and paid unless the company has first declared and paid in full the dividends due to the holders of the Preferred Ordinary Shares, the details of which are set out more fully below. If a dividend is declared by the board, only then does a shareholder have a right to receive a dividend which may be enforced against the company.

  •
  For more information regarding the payment of dividends on Ordinary Shares and to Holders of American Depositary Receipts (ADRs), refer to our Registration Statement.

  •
  Sasol BEE Ordinary Shares:    The Sasol BEE Ordinary Shares rank pari passu with Sasol Ordinary Shares as regards to dividends.

  •
  Preferred Ordinary Shares carry a cumulative preferred ordinary dividend right for a period of ten years from the date of issue. These preferred dividend rights rank ahead of the dividend rights of the holders of any other shares in the company, including the Sasol BEE ordinary shares (but excluding any preference shares). The holders thereof have the right to receive and be paid a preferred ordinary dividend of R30,80 per annum until 30 June 2018.

        Any payments made to holders of Sasol preferred ordinary shares must be made without deduction, set-off or withholding.

        In terms of our MOI, no dividend may be paid unless it reasonably appears that the company will satisfy the solvency and liquidity test as defined in the Companies Act immediately after completing the proposed distribution; and the board, by resolution, has acknowledged that it has applied the solvency and liquidity test and has reasonably concluded that the company's assets equal or exceed the liabilities of the company and that the company will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months following the payment of the dividend.

        For further information on our dividend policy, see "Item 8.A—Consolidated statements and other financial information and our Registration Statement".

        Voting rights.    The Sasol BEE Ordinary Shares and the Preferred Ordinary Shares rank pari passu with Ordinary Shares in relation to the right to vote at shareholders' meetings of the company.

        In terms of our MOI, every shareholder, or representative of a shareholder, who is present at a shareholders' meeting has one vote on a show of hands, regardless of the number of shares he holds or represents. On a poll, a shareholder has one vote for every share held by him. If the rights of any class of shareholders will be affected, then provision is made in the Companies Act for a separate class meeting.

        Right to share in profits.    This is not relevant under South African law. In terms of South African law, dividends are declared subject to the directors being satisfied as to the solvency and liquidity of a company.

Rights to surplus in the event of liquidation.

        Preferred Ordinary Shares:    On the winding up of the company all dividends that should have been declared and paid to the holders of Preferred Ordinary Shares at that point in time will automatically be declared and paid in priority to shareholders of any other class of shares other than preference shares. Thereafter, each Preferred Ordinary Share shall participate pari passu with each Ordinary Share in the remaining assets of the company and the assets remaining after payment of the debts and liabilities of the company, the costs of liquidation and the payment of all dividends that should have been declared and paid to the holders of Preferred Ordinary Shares, as set out above, shall be distributed among the shareholders in proportion to the number of shares respectively held by each of them.

        Redemption provision:.    There are no redemption provisions relating to the Ordinary Shares and the Sasol BEE Ordinary Shares.

        Preferred Ordinary Shares:    The restrictions on and entitlements in relation to the Preferred Ordinary Shares will lapse on the earlier of the tenth anniversary of the date of issue of the first Preferred Ordinary Shares or on the date of receipt by the company of a notice that a redemption event has occurred, in accordance with the terms of various agreements entered into by inter alia Sasol and the company Sasol Inzalo Groups Funding (Pty) Ltd (RF), and the company Sasol Inzalo Public Funding (Pty) Ltd (RF), (the redesignation date). On the redesignation date, the Preferred Ordinary Shares will be redesignated as Sasol ordinary shares and will rank pari passu in all respects with the Ordinary Shares.

        Sinking funds.    There are no sinking funds.

        Liability for further capital calls.    Under the previous Companies Act of South Africa, shares could only be issued if they were fully paid. Accordingly, no shares were issued which were subject to any capital calls. Under the latest Companies Act of South Africa however, partly paid shares may be issued under certain circumstances. The company has not yet made use of these provisions.

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

        If the company fails to convene a meeting in accordance with its MOI, or as required by the shareholders holding in the aggregate at least 10% of the voting rights as set out above, or within the time periods as required, any shareholder may apply to court for an order to convene a shareholders' meeting on a date and subject to such terms as a court considers appropriate.

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

        Quorum.    In terms of our MOI, the quorum necessary for the commencement of a shareholders meeting shall be sufficient persons present at the meeting to exercise, in aggregate, at least 25% of all the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the shareholders meeting but the shareholders' meeting may not begin unless at least three persons entitled to vote are present. In terms of our MOI, if the required quorum of shareholders is not present within 30 minutes from the time appointed for the meeting to begin, the meeting will be postponed to the next business day and if at such adjourned shareholders' meeting a quorum is not present within 15 minutes from the time appointed for the shareholders' meeting, then the persons entitled to vote present shall be deemed to be the requisite quorum. In terms of the Companies Act, no further notice is required of a postponed or adjourned meeting unless the location is different from that of the postponed or adjourned meeting, or is different from a location announced at the time of an adjourned meeting.

        See our Registration Statement for more information with respect to the holding of an annual general meeting and the proceedings at the annual general meeting.

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

        Unissued shares placed under the control of directors.    The Companies Act generally allows the board to issue authorised shares without shareholder approval. However, in terms of our MOI, and subject to the JSE Listings Requirements, the company may, in a shareholders' meeting, place the balance of the ordinary shares not allotted under the control of the directors with general authorisation to allot, and issue such shares at such prices and upon such terms and conditions and with the rights and privileges attached thereto, as may be determined in shareholders' meeting. A special resolution is required to place the preference shares under the control of the directors. Further, in terms of our MOI, a special resolution is required to amend the rights attached to any unissued shares or convert any of our unissued shares into shares of another class. A special resolution is also required for the company to cancel, vary or amend shares or any rights attached to shares which, at the time of the passing of the relevant resolution, have not been taken up by any person or which no person has agreed to take up, and we may reduce our share capital by the amount of the shares so cancelled.

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

10.D Exchange controls

        South African exchange control regulations are administered by the Financial Surveillance Department (FSD) of the South African Reserve Bank and are applied throughout the Common Monetary Area (CMA) (South Africa, the Kingdoms of Lesotho and Swaziland and the Republic of Namibia) and regulate transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.

        Day to day interaction with the FSD on exchange control matters is facilitated through Authorised Dealers who are persons authorised by National Treasury to deal in foreign exchange, in so far as transactions in respect of foreign exchange are concerned.

        The South African government has from time to time stated its intention to relax South Africa's exchange control regulations when economic conditions permit such action. In recent years, the government has incrementally relaxed aspects of exchange control.

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

        Foreign investments.    Under current exchange control regulations we, and our South African subsidiaries, require approval, either by Authorised Dealers of the FSD to invest offshore.

        Although there is no limitation placed on us with regard to the amount of funds that we can transfer from South Africa for an approved foreign investment, the FSD may, however, request us to stagger the capital outflows relating to large foreign investments in order to limit the impact of such outflows on the South African economy and the foreign exchange market.

        The FSD also requires us to provide it with an annual report, which will include the results, of all our foreign subsidiaries.

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

        In the absence of any renegotiation of the Treaty, the tax on the dividends paid to a US holder with respect to shares or ADSs, is limited to 5% of the gross amount of the dividends where a US corporate holder holds directly at least 10% of the voting stock of Sasol. The maximum dividends tax rate is equal to 15% of the gross amount of the dividends in all other cases.

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

Withholding taxes

        A withholding tax of interest at the rate of 15% has been introduced with effect from 1 March 2015. This withholding tax is reduced to zero percent in terms of the Treaty to the extent that the interest is derived and beneficially owned by a resident of the other Contracting State.

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

Passive foreign investment company considerations

        Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2016. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

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

10.F Dividends and paying agents

        Not applicable.

10.G Statement by experts

        Not applicable.

10.H Documents on display

        All reports and other information that we file with the Securities and Exchange Commission (SEC) may be obtained, upon written request, from the Bank of New York Mellon, as Depositary for our ADSs at its Corporate Trust office, located at 101 Barclay Street, New York, New York 10286. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. These reports may also be accessed via the SEC's website (www.sec.gov). Also, certain reports and other information concerning us will be available for inspection at the offices of the NYSE. In addition, all the statutory records of the company and its subsidiaries may be viewed at the registered address of the company in South Africa.

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

Refer to "Item 18—Annual Financial statements—Note 41 Financial risk management" for a qualitative and quantitative discussion of the group's exposure to these market risks. Specific recognition and measurement principles of the interest rate swap are contained within the same reference.The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations. Liabilities reflect principal payments in each year.

Liabilities—notional	2017	2018	2019	2020	2021	Thereafter	Total	Fair value
	(Rand in millions)
Fixed rate (Rand)	470	1 122	1 653	28	28	1 374	4 675	3 753
Average interest rate	11,64%	11,15%	7,93%	7,92%	7, %	8,03%
Variable rate (Rand)	1 350	5 224	6 777	644	691	780	15 466	16 112
Average interest rate	7,94%	8,03%	9,33%	9,29%	9,19%	9,19%
Fixed Rate (US$)	111	8	8	9	9	14 759	14 904	15 026
Average interest rate	4,52%	4,52%	4,52%	4,52%	4,52%	7,00%
Variable rate (US$)	37	276	1 434	1 515	4 221	36 298	43 781	44 768
Average interest rate	3,04%	3,03%	3,02%	3,00%	2,91%	2,91%
Fixed rate (Euro)	168	75	32	33	29	135	472	515
Average interest rate	1,68%	1,26%	1,21%	1,14%	1,11%	1,11%
Fixed rate (Other currencies)	—	—	853	—	—	—	853	853
Average interest rate	—	—	—	—	—	—

Total	2 995	6 749	9 991	2 316	5 068	53 032	80 151	81 027

	(Rand in millions)
Interest rate swap
Average notional amount	29 373	29 373	28 323	26 893	25 361	21 303	3 208
Average receive rate	0,78%	0,95%	1,13%	1,32%	1,52%	1,85%
Average pay rate	2,7%	2,7%	2,7%	2,7%	2,7%	2,7%
Notional at 30 June	29 373	29 373	28 668	27 261	25 754	21 303

2016
Variable exposure
Fixed Swap notional	(9 182)
Variable rate debt total	59 247

Net variable rate debt	50 065

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

12.D.4 Depositary payments for 2016

        In terms of the Amended and Restated Deposit Letter Agreement dated as of 21 September 2015 (the Letter Agreement), the Depositary will pay the company 70% of all dividend fees it collects. These payments will be made to the company within 60 days from the date such fees are collected. During the 2016 financial year, two payments of $612,839.00 and $588 377.44 were received from the Bank of New York Mellon in respect of the 2015 year end final dividend and the 2016 interim dividend respectively.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

        The company's Joint Presidents and Chief Executive Officers and Chief Financial Officer, based on their evaluation of the effectiveness of the group's disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report on Form 20-F, have concluded that, as of such date, the company's disclosure controls and procedures were effective.

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

        Sasol's internal control over financial reporting is a process designed under the supervision of the Joint Presidents and Chief Executive Officers and Chief Financial Officer to provide reasonable assurance as to the reliability of Sasol's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

        Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework (2013)". Based on this assessment, our management has determined that, as of 30 June 2016, Sasol's internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of 30 June 2016 was audited by PricewaterhouseCoopers Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

(d)
Changes in internal control over financial reporting

        There were no changes in our internal control over financial reporting that occurred during the year ended 30 June 2016 that have materially affected, or are likely to materially affect, our internal control over financial reporting as at 30 June 2016.

Item 16.A    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Colin Beggs, an independent member of the audit committee and its chairman since 1 January 2011, was determined by our board to be the audit committee's financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

Item 16.B    CODE OF ETHICS

        Sasol has a code of ethics that applies to all of our directors, officers and employees, including the Joint Presidents and Chief Executive Officers, Chief Financial Officer and the Senior Vice President: Financial Control Services. We undertook a comprehensive review of our code in 2014, and adopted the current code with effect from 1 July 2014. The revised code has been translated into the common languages of all major countries in which we operate, and we conducted an extensive awareness campaign for our employees, service providers and customers. In July 2015, we also adopted a code of ethics for suppliers.

        Any amendment or waiver of the code as it relates to our Joint Presidents and Chief Executive Officers or Chief Financial Officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.

        The code is available on our internet and intranet websites. The website address is http://www.sasol.com/sustainability/ethics.

        This website is not incorporated by reference in this annual report.

        We have been operating an independent ethics reporting telephone line through external advisors since 2002. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report deviations from ethical behaviour, including fraud and unsafe behaviour or environmental misconduct. Our code of ethics guides our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since these may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

Item 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2016 and 2015 years:

	Audit fees	Audit- related fees	Tax fees	All other fees	Total
	(Rand in millions)
2016(1)	85	4	1	—	90
2015(1)	85	1	—	—	86

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

        In terms of our policy, non-audit services not exceeding R500 000 that fall into the categories set out in the pre-approval policy, do not require pre-approval by the audit committee, but are pre-approved by the Senior Vice

President: Financial Control Services. The audit committee is notified of each such service at its first meeting following the rendering of such service. All non-audit services exceeding R500 000 but not exceeding R2 million are pre-approved by the Chief Financial Officer, Chairman, and the audit committee is notified on a monthly basis of services approved within this threshold. Fees in respect of non-audit services exceeding R2 million require pre-approval by the audit committee, prior to engagement.

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

        No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2016.

Item 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

Item 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares repurchased	Average price paid per share	Shares cancelled under the share repurchase programme	Total number of shares purchased as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes(1)
For the year ended 30 June 2016
Balance at 30 June 2015	40 309 886	—	(31 500 000)	8 809 886	56 268 816
2015-07-01 to 2015-07-31	—	—	—	—	56 591 912
2015-08-01 to 2015-08-31	—	—	—	—	56 593 482
2015-09-01 to 2015-09-30	—	—	—	—	56 605 882
2015-10-01 to 2015-10-31	—	—	—	—	56 607 392
2015-11-01 to 2015-11-30	—	—	—	—	56 608 562
2015-12-01 to 2015-12-31	—	—	—	—	56 612 922
2016-01-01 to 2015-01-31	—	—	—	—	56 612 922
2016-02-01 to 2016-02-29	—	—	—	—	56 612 922
2016-03-01 to 2016-03-31	—	—	—	—	56 612 922
2016-04-01 to 2016-04-30	—	—	—	—	56 612 922
2016-05-01 to 2016-05-31	—	—	—	—	56 612 922
2016-06-01 to 2016-06-30	—	—	—	—	56 612 922
2016-07-01 to 2016-07-31	—	—	—	—	56 612 922
2016-08-01 to 2016-08-31	—	—	—	—	56 612 922
2016-09-01 to 2016-09-27	—	—	—	—	56 612 922

	40 309 886		(31 500 000)	8 809 886

(1)
Approval is obtained annually at the annual general meeting for a new maximum number of shares to be repurchased.

a.
At our annual general meeting held on 4 December 2015, shareholders granted the authority to the directors to approve the repurchase by the company of its issued securities up to 10% of each of Sasol's ordinary shares and Sasol BEE ordinary shares. The company's issued ordinary shares as at 4 December 2015, was 651 389 516 (21 November 2014—650 787 016) and its issued Sasol BEE ordinary shares as at 4 December 2015, was 2 838 565 (21 November 2014—2 838 565). No shares were repurchased in terms of this authority.

b.
The repurchase is limited to a maximum of 10% of the company's securities in the applicable class at the time the authority was granted and no acquisition may be made at a price more than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date of such acquisition.

c.
In terms of the JSE Limited Listings Requirements and the terms of the resolution, the general authority granted to the directors by shareholders on 4 December 2015 to acquire the company's issued securities will not exceed 15 months from the date of the resolution and will be valid only until the company's next annual general meeting, which is scheduled for 25 November 2016.

d.
The authority granted by shareholders on 21 November 2014, was replaced by a new authority from shareholders on 4 December 2015 to repurchase Sasol ordinary shares and Sasol BEE ordinary shares. The maximum number of Sasol ordinary shares that could be repurchased between 21 November 2014 and 4 December 2015 amounts to 65 138 951 and the maximum number of Sasol BEE ordinary shares 283 856.

e.
No programme was terminated prior to the expiration date. All programme previously approved by shareholders expire at the annual general meeting following the meeting at which such approval was granted.

Item 16.F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

Item 16.G    CORPORATE GOVERNANCE

        Sasol maintains a primary listing of its ordinary shares and Sasol BEE ordinary shares on the Johannesburg Stock Exchange operated by the JSE Limited (JSE) and a listing of American Depositary Shares on the New York Stock Exchange (NYSE). Accordingly, the company is subject to the disclosure, corporate governance and other requirements imposed by applicable South African and United States legislation, the JSE, the United States Securities and Exchange Commission (SEC) and the NYSE. We have implemented controls to provide reasonable assurance of our compliance with all relevant requirements in respect of our listings.

        We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2016.

        Refer to "Integrated Report—Our governance framework" as contained in Exhibit 99.10 for further details of our corporate governance practices.

Item 16.H    Mine Safety Disclosure

        Not applicable.

Item 17.    FINANCIAL STATEMENTS

        Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18.    FINANCIAL STATEMENTS

        The following consolidated financial statements, together with the auditors' report of PricewaterhouseCoopers Inc. (PwC) are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2016, 2015 and 2014

Report of the Independent Registered Public Accounting Firm (PwC)	F-1
Consolidated Financial Statements*	F-
Supplemental Oil and Gas Information (Unaudited)	G-1

*
Refer to Item 18—"Annual financial statements" which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries at 30 June 2016 and 30 June 2015, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2016, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
27 September 2016

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

        Tables 1 through to 3 provide historical information pertaining to costs incurred for property acquisitions, exploration and development; capitalised costs and results of operations. Tables 5and 6 present information on standardised measure of estimated discounted future net cash flows related to proved reserves and changes therein.

NATURAL OIL AND GAS

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

        The table below provides the costs incurred during the year in natural oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently.

	Natural oil and gas
	Mozambique	North America(1)(2)	Other areas(1)
Year ended 30 June 2014
Exploration	304,9	560,0	297,0
Development	460,5	2 595,1	512,5

Total costs incurred	765,4	3 155,1	809,5

Year ended 30 June 2015
Acquisition of proved properties	—	—	120,7
Exploration	550,8	—	248,9
Development	636,5	2 923,9	857,7

Total costs incurred	1 187,3	2 923,9	1 227,3

Year ended 30 June 2016
Acquisition of proved properties	—	—	—
Exploration	736,1	—	238,7
Development	745,6	7 447,7	391,7

Total costs incurred	1 481,7	7 447,7	630,4

(1)
North America comprises Canada. In 2016, other areas comprises: Gabon, Australia, and South Africa. In 2015 and 2014 other areas also included licences in which we no longer have any interests.

(2)
Development cost in 2016 includes CAD380 million (R4,2 billion), agreed with our partner, Progress Energy, as a settlement of the remaining funding commitment.

TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

        The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to oil and gas exploration and production activities, and the aggregate amount of the related depreciation and amortisation.

Natural Oil and Gas
	Mozambique	North America(1)	Other areas(1)
Year ended 30 June 2014
Proved properties	6 717,3	16 447,2	3 221,6

Producing wells and equipment	6 013,8	15 660,8	2 395,6
Non-producing wells and equipment	703,5	786,4	826,0

Unproved properties	1 360,6	3 726,6	501,4

Capitalised costs	8 077,9	20 173,8	3 723,0
Accumulated depreciation	(2 081,6)	(9 486,3)	(2 055,7)

Net book value	5 996,3	10 687,5	1 667,3

Year ended 30 June 2015
Proved properties	8 135,5	20 171,9	3 836,5

Producing wells and equipment	6 672,5	19 086,0	3 325,0
Non-producing wells and equipment	1 463,0	1 085,9	511,5

Unproved properties	1 882,6	1 278,8	216,3

Capitalised costs	10 018,1	21 450,7	4 052,8
Accumulated depreciation	(2 648,1)	(10 870,8)	(2 875,7)

Net book value	7 370,0	10 579,9	1 177,1

Year ended 30 June 2016
Proved properties	8 992,2	31 030,0	5 099,2

Producing wells and equipment	8 808,2	30 584,2	5 099,2
Non-producing wells and equipment	184	445,8	—

Unproved properties	4 466,0	—	55,9

Capitalised costs	13 458,2	31 030,0	5 155,1
Accumulated depreciation	(3 274,3)	(21 927,3)	(4 545,6)

Net book value	10 183,9	9 102,7	609,5

(1)
North America comprises Canada. In 2016, other areas comprises: Gabon, Australia and South Africa. In 2015 and 2014 other areas also included licences in which we no longer have any interests.

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

        The results of operations for oil and gas producing activities are summarised in the table below.

	Natural oil and gas
	Mozambique	North America(1)	Other areas(1)
Year ended 30 June 2014
Sales to unaffiliated parties	461,6	860,4	1 667,7
Transfers to affiliated parties	2 218,5	—	—

Total revenues	2 680,1	860,4	1 667,7
Production costs	(533,9)	(454,4)	(478,7)
Foreign currency translation (losses)/gains	(126,0)	0,1	(11,0)
Exploration expenses	(115,1)	—	(259,4)
Valuation provision	(36,0)	(5 308,6)	(95,2)
Depreciation	(411,4)	(1 946,6)	(286,5)

Operating profit / (loss)	1 457,7	(6 849,1)	536,9
Tax	(542,7)	—	(321,3)

Results of operations	915,0	(6 849,1)	215,6

Year ended 30 June 2015
Sales to unaffiliated parties	392,4	695,5	954,9
Transfers to affiliated parties	3 129,2	—	—

Total revenues	3 521,6	695,5	954,9
Production costs	(1 102,1)	(161,8)	(493,5)
Foreign currency translation (losses)/gains	(402,0)	—	(9,4)
Exploration expenses	(21,7)	—	(189,7)
Valuation provision	—	(1 295,6)	(1 330,7)
Farm-down losses	—	—	(502,9)
Depreciation	(569,3)	(1 604,2)	(259,7)

Operating profit/(loss)	1 426,5	(2 366,1)	(1 831,0)
Tax	(746,4)	—	356,8

Results of operations	680,1	(2 366,1)	(1 474,2)

Year ended 30 June 2016
Sales to unaffiliated parties	228,4	466,4	861,4
Transfers to affiliated parties	2 655,2	—	—

Total revenues	2 883,6	466,4	861,4
Production costs	(440,8)	(185,8)	(783,1)
Foreign currency translation (losses)/gains	(1 053,2)	—	(2,8)
Exploration expenses	(108,8)	—	(71,1)
Valuation provision	—	(9 882,1)	(416,8)
Farm-down losses	347,5	—	(13,7)
Depreciation	(630,1)	(1 310,3)	(1 061,5)

Operating profit/(loss)	998,2	(10 911,8)	(1 487,6)
Tax	589,3	—	389,1

Results of operations	1 587,5	(10 911,8)	(1 098,5)

(1)
North America comprises Canada. In 2016, other areas comprises: Gabon, Australia, Nigeria and South Africa. In 2015 and 2014, other areas included licences in which we no longer have any interests.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

        The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas, as at 30 June 2016 and the two previous years, along with volumes produced during the year.

        Proved reserves of synthetic oil is shown separately on page G-6. As at 30 June 2016, the total proved reserve estimate for natural oil and gas is 227,5 million barrels in oil equivalent terms (6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil).

        The table below also presents the changes in proved reserves of natural oil and gas over the last three years and identifies the reasons for the changes in the estimates.

	Crude oil and condensate				Natural gas			Oil equivalent(1)
	Mozambique(2)	North America(3)	Rest of Africa(3)	Total	Mozambique(2)	North America(3)	Total	Mozambique	North America(3)	Rest of Africa(3)	Total
	Millions of barrels				Billions of cubic feet			Equivalent, Millions of barrels
Balance at 30 June 2013	4,5	0,2	4,3	9,0	1 519,2	47,9	1 567,1	257,6	8,2	4,3	270,1
Revisions	(0,2)	—	1,2	1,0	(25,7)	21,8	(3,9)	(4,4)	3,6	1,2	0,4
Improved recovery	—	0,1	0,1	0,2	—	24,1	24,1	—	4,1	0,1	4,2
Production	(0,2)	(0,1)	(1,4)	(1,7)	(105,1)	(21,3)	(126,4)	(17,7)	(3,6)	(1,4)	(22,7)

Balance at 30 June 2014	4,1	0,2	4,2	8,5	1 388,4	72,5	1 460,9	235,5	12,3	4,2	252,0
Revisions	0,0	0,1	(1,3)	(1,2)	(82,8)	33,3	(49,5)	(13,8)	5,6	(1,3)	(9,5)
Improved recovery	0,6	0,2	(0,5)	0,3	174,7	32,8	207,5	29,7	5,7	(0,5)	34,9
Production	(0,3)	(0,2)	(1,3)	(1,8)	(109,2)	(21,8)	(131,0)	(18,5)	(3,8)	(1,3)	(23,6)

Balance at 30 June 2015	4,4	0,3	1,1	5,8	1 371,1	116,8	1 487,9	232,9	19,8	1,1	253,8
Revisions	(0,3)	0,1	0,8	0,6	(42,4)	0,6	(43,0)	(7,4)	0,0	0,8	(6,6)
Improved recovery	(0,0)	0,0	0,4	0,4	(3,8)	27,2	23,4	(0,6)	4,5	0,4	4,3
Production	(0,3)	(0,2)	(1,5)	(2,0)	(114,4)	(20,7)	(135,1)	(19,4)	(3,6)	(1,5)	(24,5)

Balance at 30 June 2016	3,8	0,2	0,8	4,8	1 210,5	122,7	1 333,2	205,5	20,7	0,8	227,0

Proved developed reserves
At 30 June 2014	1,4	0,2	1,9	3,5	591,7	72,5	664,2	100,0	12,3	1,9	114,2

At 30 June 2015	1,1	0,3	1,1	2,5	386,8	103,7	490,5	65,5	17,6	1,1	84,2

At 30 June 2016	2,2	0,2	0,8	3,2	738,1	107,9	846,0	125,2	18,2	0,8	144,2

Proved undeveloped reserves
At 30 June 2014	2,7	—	2,3	5,0	796,7	—	796,7	135,5	—	2,3	137,8

At 30 June 2015	3,3	0,0	—	3,3	984,3	13,1	997,4	167,4	2,2	—	169,6

At 30 June 2016	1,6	0,0	—	1,6	472,4	14,8	487,2	80,3	2,5	—	82,8

(1)
6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil.

(2)
Natural oil and gas production in Mozambique in 2014, 2015 and 2016 originated from the single operational Pande-Temane PPA field, which comprises more than 15% of our total proved reserves.

(3)
North America comprises Canada, Rest of Africa comprises Gabon.

Preparation of Reserve Estimates

        To ensure natural oil and gas reserves are appropriately estimated, are accurately disclosed and are compliant with current Securities and Exchange Commission (SEC) regulations and Financial Accounting Standards Board (FASB) requirements, E&PI has established and maintains estimation guidelines, procedures and standards, which are subject to review by suitably experienced independent external consultants, and a set of internal controls, which are in accordance with the requirements of the Sarbanes Oxley Act of 2002. The internal controls cover, amongst other matters, the segregation of duties between the asset teams which provide the necessary data, the corporate reserves team which prepares the reserves estimates, and the corporate authority which is the E&PI executive committee. The controls also include confirmation that the members of the corporate reserves team are appropriately qualified and experienced and that their compensation arrangements are not materially affected by the reserves.

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

        The technical person within E&PI who is primarily responsible for overseeing the preparation of natural oil and gas reserves is the E&PI Manager: Corporate Reserves and Resources. The qualifications of the incumbent include a MA and MSc in Mathematics with 38 years' experience in oil and gas exploration and production activities and 29 years' experience in reserves estimation.

        The definitions of categories of natural oil and gas reserves used in this disclosure are consistent with those set forth in the regulations of the SEC:

        Proved Reserves of oil and gas—Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract hydrocarbons must be approved and must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Additionally Sasol requires that natural oil and gas reserves will be produced by a "project sanctioned by all internal and external parties".

        Existing economic conditions define prices and costs at which economic producibility is to be determined. The price is the average sales price during the 12-month period prior to the ending date of the period covered by the report, determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements. Future price changes are limited to those provided by contractual arrangements in existence at year-end. At the reporting date, product sales prices were determined by existing contracts for the majority of Sasol's natural oil and gas reserves. Costs comprise development and production expenditure, assessed in real terms, applicable to the reserves class being estimated.Depending upon the status of development proved reserves of oil and gas are subdivided into "Proved Developed Reserves" and "Proved Undeveloped Reserves".

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

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

        The standardised measures of discounted future net cash flows, relating to natural oil and gas proved reserves for the last three years, are shown in the table below.

	Natural oil and gas
	Mozambique(1)	North America(2)	Rest of Africa(2)
Year ended 30 June 2014
Future cash inflows	50 748,4	3 172,9	5 188,9
Future production costs	(6 446,9)	(3 220,5)	(2 498,5)
Future development costs	(6 705,0)	(1 384,5)	(1 507,8)
Future income taxes	(12 498,0)	—	(690,9)

Undiscounted future net cash flows	25 098,6	(1 432,1)	491,7
10% annual discount for timing of estimated cash flows	(11 597,5)	1 031,6	(31,3)

Standardised measure of discounted future net cash flows	13 501,1	(400,5)	460,4

Year ended 30 June 2015
Future cash inflows	48 356,0	3 908,1	1 006,0
Future production costs	(7 879,1)	(3 122,6)	(1 139,5)
Future development costs	(6 825,3)	(1 830,4)	(927,9)
Future income taxes	(11 060,1)	—	(100,4)

Undiscounted future net cash flows	22 591,5	(1 044,9)	(1 161,8)
10% annual discount for timing of estimated cash flows	(9 941,5)	882,9	229,2

Standardised measure of discounted future net cash flows	12 650,0	(162,0)	(932,6)

Year ended 30 June 2016
Future cash inflows	31 758,7	3 306,5	507, 5
Future production costs	(6 445,2)	(3 140,9)	(967,2)
Future development costs	(7 394,8)	(2 436,4)	(889,7)
Future income taxes	(6 677,0)	0,0	(50,6)

Undiscounted future net cash flows	11 241,7	(2 270,8)	(1 400,0)
10% annual discount for timing of estimated cash flows	(3 797,0)	1 118,1	224,8

Standardised measure of discounted future net cash flows	7 444,7	(1 152,7)	(1 175,2)

(1)
Mozambique values for 2014 were recalculated in 2015.

(2)
North America comprises Canada, Rest of Africa comprises Gabon.

        The undiscounted future net cash flows for Canada in 2014, 2015 and 2016 and for Gabon in 2015 and 2016 are negative as a result of future production and development costs, primarily contractually committed costs and asset retirement costs, which are not directly related to future production or dependent upon the continuation of production and will be incurred even in the event of no future production. For both assets these costs are fully responsible for the negative future cash flow.

        In Canada, the cost of unused gas transportation capacity is included in production cost. We market the unused capacity on an ad hoc basis and though such marketing has been successful in the past, no future revenue from this marketing is included in the calculation of the standardised measure of discounted future net cash flows.

Standardised Measure of Discounted Future Net Cash Flows

        The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235. Future cash inflows are computed by applying the prices used in estimating proved reserves to the year-end quantities of those reserves. Future development and production costs are computed by applying the costs used in estimating proved reserves. Future income taxes are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the reserves, less the tax basis of the properties involved. The future income tax expenses therefore give effect to the tax deductions, tax credits and allowances relating to the reserves.

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

Moreover probable and possible reserves along with other classes of resources, which may become proved reserves in the future, are excluded from the calculations. The valuation prescribed under FASB ASC Section 932 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of 30 June each year and should not be relied upon as an indication of the companies' future cash flows or value of natural oil and gas reserves.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

        The changes in standardised measure of discounted future net cash flows, relating to the Proved Reserves are shown in the table below.

	Natural oil and gas
	Mozambique(1)	North America(2)	Rest of Africa(2)
Present value at 30 June 2013	13 166,0	(1 063,6)	184,6
Net changes for the year	335,1	663,1	275,8

Sales and transfers of oil and gas produced net of production costs	(2 377,0)	(158,1)	(1 285,3)
Development costs incurred	569,8	3 155,2	661,1
Net change due to current reserves estimates from:
Improved recovery	—	272,0	53,5
Revisions	567,3	889,0	1 038,1
Net changes in prices and costs related to future production	(734,9)	(328,5)	(121,0)
Changes in estimated future development costs	(1 138,8)	(3 047,7)	(35,7)
Accretion of discount	1 920,7	(106,4)	58,1
Net change in income tax	(333,0)	—	(149,5)
Net change due to exchange rate	1 861,0	(12,4)	56,5

Present value at 30 June 2014	13 501,1	(400,5)	460,4

Net changes for the year	(851,1)	238,5	(1 393,0)

Sales and transfers of oil and gas produced net of production costs	(3 317,7)	(506,8)	(662,0)
Development costs incurred	853,8	2 930,0	855,0
Net change due to current reserves estimates from:
Improved recovery	2 208,6	291,4	(381,5)
Revisions	(1 349,3)	1 118,6	(771,0)
Net changes in prices and costs related to future production	(5 216,4)	(440,7)	(1 052,6)
Changes in estimated future development costs	(14,9)	(3 114,3)	(102,2)
Accretion of discount	1 987,5	(40,1)	100,7
Net change in income tax	769,6	0,0	457,2
Net change due to exchange rate	3 227,7	0,4	163,4

Present value at 30 June 2015	12 650,0	(162,0)	(932,6)

Net changes for the year	(5 205,3)	(990,7)	(242,6)

Sales and transfers of oil and gas produced net of production costs	(2 394,0)	(521,5)	(209,1)
Development costs incurred	637,7	2 205,9	570,6
Net change due to current reserves estimates from:
(Reduced)/improved recovery	(88,3)	182,0	213,5
Revisions	697,7	333,9	501,8
Net changes in prices and costs related to future production	(11 445,5)	(580,1)	(739,3)
Changes in estimated future development costs	(213,1)	(2 565,8)	(354,1)
Accretion of discount	1 825,4	(16,2)	(84,3)
Net change in income tax	1 775,2	0,0	43,1
Net change due to exchange rate	3 999,6	(28,9)	(184,8)

Present value at 30 June 2016	7 444,7	(1 152,7)	(1 175,2)

(1)
Mozambique values for 2014 have been recalculated in 2015.

(2)
North America comprises of Canada, Rest of Africa comprises of Gabon.

SYNTHETIC OIL

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

        The table below provides the costs incurred during the year in synthetic oil property acquisition, exploration and development activities, whether capitalised or charged to income currently.

	Synthetic oil—South Africa
Year ended 30 June	2016	2015	2014
Acquisition of proved properties	11,8	174,4	561,0
Exploration	154,3	148,0	85,5
Development	3 014,4	4 729,7	6 265,5

Total costs incurred	3 180,5	5 052,1	6 912,0

TABLE 2—CAPITALISED COSTS RELATING TO SYNTHETIC OIL ACTIVITIES

        The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to synthetic oil and production activities, and the aggregate amount of the related depreciation and amortisation.

Synthetic oil—South Africa
Year ended 30 June	2016	2015	2014
Proved properties	85 985,0	78 711,2	68 636,9

Producing wells and equipment	85 985,0	71 191,5	63 279,9
Non-producing wells and equipment	—	7 519,7	5 357,0

Unproved properties	—	—	—

Capitalised costs	85 985,0	78 711,2	68 636,9
Accumulated depreciation	(26 027,6)	(22 853,3)	(19 699,6)

Net book value	59 957,4	55 857,9	48 937,3

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

        The results of operations for synthetic oil activities are summarised in the table below.

Synthetic oil—South Africa
Year ended 30 June	2016	2015	2014
Sales to unaffiliated parties	—	—	—
Transfers to affiliated parties	33 428,4	45 709,4	59 912,7

Total revenues	33 428,4	45 709,4	59 912,7
Production costs	(18 557,3)	(14 543,2)	(19 250,0)
Foreign currency translation gains / (losses)	8,6	(11,1)	1,5
Exploration expenses	(47,0)	(45,0)	(47,5)
Depreciation	(5 395,0)	(4 511,8)	(4 253,2)

Operating profit/(loss)	9 437,7	26 598,3	36 363,5
Tax	(2 600,2)	(6 954,4)	(10 879,2)

Results of operations	6 837,5	19 643,9	25 484,3

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

  Proved Reserves

        The table below summarises proved developed and proved undeveloped reserves of synthetic oil as at 30 June 2016, for the last three years. As at 30 June 2016, the total proved reserve estimate for synthetic oil is 990,9 million barrels in oil equivalent terms.

	Synthetic oil—South Africa
	2016	2015	2014
Opening balance	1 042,5	680,7	713,3
Revisions	—	413,6	19,1
Recovery/ (loss)	—	—	—
Production	(51,6)	(51,8)	(51,7)

Balance at 30 June	990,9	1 042,5	680,7

Proved developed reserves	990,9	1 042,5	680,7

Proved undeveloped reserves	—	—	—

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Synthetic oil—South Africa
Year ended 30 June	2016	2015(1)	2014
Future cash inflows	630 028,9	906 161,1	767 028,1
Future production costs	(341 767,1)	(346 619,9)	(245 502,2)
Future development costs	(183 888,3)	(181 021,4)	(98 658,3)
Future income taxes	(36 878,3)	(114 069,6)	(124 676,7)

Undiscounted future net cash flows	67 495,2	264 450,3	298 190,9
10% annual discount for timing of estimated cash flows	(43 046,6)	(160 169,1)	(135 347,7)

Standardised measure of discounted future net cash flows	24 448,6	104 281,2	162 843,2

(1)
Standardised measure of discounted future net cash flows at 30 June 2015 has been restated to correct the allocation of future development costs. In 2015, the useful life of Secunda Synfuels Operations was extended to 2050, which exceeded the quantities of the proved coal reserves. The future development costs are now allocated in line with proved coal reserves and not on total synthetic oil production as used previously.

        The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

Synthetic oil—South Africa
	2016	2015(1)	2014
Present value—opening balance	104 281,2	162 843,1	120 917,2
Net changes for the year	(79 832,5)	(58 562,1)	41 925,9

Sales and transfers of oil and gas produced net of production costs	(14 871,2)	(31 166,1)	(40 662,7)
Development costs incurred	9 367,1	11 369,9	12 299,3
Net change due to current reserves estimates from:
Improved recovery	—	—	—
Commercial arrangements	—	—	—
Revisions	3 527,6	30 491,1	11 418,2
Net changes in prices and costs related to future production	(173 986,8)	(123 966,6)	(5 241,1)
Changes in estimated future development costs	(8 348,0)	(20 968,8)	(9 021,3)
Accretion of discount	9 441,1	14 599,3	10 958,5
Net change in income tax	35 442,4	28 759,1	(9 366,6)
Net change due to exchange rate	59 595,3	32 320,0	71 541,6

Present value at 30 June	24 448,7	104 281,0	162 843,1

(1)
Standardised measure of discounted future net cash flows at 30 June 2015 has been restated to correct the allocation of future development costs. In 2015, the useful life of Secunda Synfuels Operations was extended to 2050, which exceeded the quantities of the proved coal reserves. The future development costs are now allocated in line with proved coal reserves and not on total synthetic oil production as used previously.

Standardised Measure of Discounted Future Net Cash Flows

        The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235. Future cash inflows are computed by applying the prices used in estimating proved reserves to the year-end quantities of those reserves. Future development and production costs are computed by applying the costs used in estimating proved reserves. Future income taxes are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the reserves, less the tax basis of the properties involved. The future income tax expenses therefore give effect to the tax deductions, tax credits and allowances relating to the reserves.

        Discounted future net cash flows are the result of subtracting future development and production costs and future income taxes from the cash inflows. A discount rate of 10 percent a year is applied to reflect the timing of the future net cash flows relating to the reserves. The information provided here does not represent management's estimate of the expected future cash flows or value of the properties. Estimates of reserves are imprecise and will change over time as new information becomes available. Moreover probable and possible reserves along with other classes of resources, which may become proved reserves in the future, are excluded from the calculations. The valuation prescribed under FASB ASC Section 932 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of 30 June each year and should not be relied upon as an indication of the companies' future cash flows or value of synthetic oil reserves.

']Table of Contents

ITEM 19.    EXHIBITS

1.1	Memorandum of incorporation of Sasol Limited
2.1
The amount of long-term debt securities issued by Sasol Limited and its subsidiaries authorised under any given instrument does not exceed 10% of the total assets of Sasol Limited and its subsidiaries on a consolidated basis. Sasol Limited hereby agrees to furnish to the SEC a copy of any such instrument upon its request.
4.1	Management Share Incentive Scheme**
4.2	The Deed of Trust for the Sasol Inzalo Management Trust*
4.3	The Deed of Trust for the Sasol Inzalo Employee Scheme*
8.1	List of subsidiaries
12.1	Certification of Bongani Nqwababa and Stephen Russell Cornell, Joint Presidents and Chief Executive Officers of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Paul Victor, Chief Financial Officer of Sasol Limited pursuant of Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of Bongani Nqwababa and Stephen Russell Cornell, Joint Presidents and Chief Executive Officers of Sasol Limited and Paul Victor, Chief Financial Officer of Sasol Limited pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
Certification of Bongani Nqwababa and Stephen Russell Cornell, Joint Presidents and Chief Executive Officers of Sasol Limited and Paul Victor, Chief Financial Officer of Sasol Limited pursuant to Rule 13a-15(f) under the Securities Exchange Act of 1934, as adopted pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Remuneration Report
99.3	CFO Report
99.4	Integrated Report—Our operating model structure
99.5	Integrated Report—Our strategy
99.6	Integrated Report—Our integrated value chain
99.7	Integrated Report—Operational reviews
99.8	Integrated Report—Intellectual Capital
99.9	Integrated Report—Our Board of Directors
99.10	Integrated Report—Our governance framework

*
Incorporated by reference to our annual report on Form 20-F filed on 7 October 2008.

**
Incorporated by reference to our registration statement on Form 20-F filed on 6 March 2003.

H-1

M-1

M-2