Form 20-F
period 2017-06-30
SASOL LTD
filed 2017-08-28
CIK 314590

Use these links to rapidly review the document

FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on 28 August 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited
(Exact name of registrant as Specified in its Charter)

Republic of South Africa
(Jurisdiction of Incorporation or Organisation)

Sasol Place, 50 Katherine Street, Sandton, 2196
South Africa
(Address of Principal Executive Offices)

Paul Victor, Chief Financial Officer, Tel. No. +27 10 344 7896, Email paul.victor@sasol.com
Sasol Place, 50 Katherine Street, Sandton, 2196, South Africa
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
 651 436 793 Sasol ordinary shares of no par value
25 547 081 Sasol preferred ordinary shares of no par value
2 838 565 Sasol BEE ordinary shares of no par value

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

            If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232 405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

            If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2017. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

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

        All references to the "group", "us", "we", "our", "company", or "Sasol" in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates, joint arrangements and structured entities. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to "(Pty) Ltd" refer to Proprietary Limited, a form of corporation in South Africa which restricts the right of transfer of its shares and prohibits the public offering of its shares.

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

        "CFO Report" means the Integrated Report—Chief Financial Officer's Report included in Exhibit 99.3.

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

  •
  statements of our business strategy, business performance outlook, plans, objectives or goals, including those related to products or services;

  •
  statements regarding future competition, volume growth and changes in market share in the industries and markets for our products;

  •
  statements regarding our existing or anticipated investments (including the

    Lake Charles Chemicals Project, Mozambique exploration and development activities, the GTL joint ventures in Qatar and Nigeria, chemical projects and joint arrangements in North America and other investments), acquisitions of new businesses or the disposal of existing businesses;

  •
  statements regarding our estimated oil, gas and coal reserves;

  •
  statements regarding the probable future outcome of litigation and regulatory proceedings and the future development in legal and regulatory matters including statements regarding our ability to comply with future laws and regulations;

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

  •
  statements regarding future fluctuations in exchange and interest rates and changes in credit ratings;

  •
  statements regarding total shareholder return;

  •
  statements regarding our growth and expansion plans;

  •
  statements regarding our current or future products and anticipated customer demand for these products;

  •
  statements regarding acts of war, terrorism or other events that may adversely affect the group's operations or that of key stakeholders to the group;

  •
  statements and assumptions relating to macro-economics;

  •
  statements regarding tax litigation and assessments; and

  •
  statements of assumptions underlying such statements.

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

  •
  the outcome of legal proceedings including tax litigation and assessments;

  •
  our ability to maintain key customer relations in important markets;

  •
  our ability to improve results despite increased levels of competition;

  •
  our ability to exploit our oil, gas and coal reserves as anticipated;

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

  •
  the risk of completing major projects within budget and schedule; and

  •
  our success at managing the foregoing risks.

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

        The financial data set forth below for the years ended as at 30 June 2017 and 2016 and for each of the years in the three-year period ended 30 June 2017 has been derived from and should be read in conjunction with our audited consolidated financial statements included in Item 18.

        Financial data as at 30 June 2015, 2014 and 2013, and for the years ended 30 June 2014 and 2013 have been derived from the group's previously published audited consolidated financial statements, which are not included in this document.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	30 June 2017	30 June 2016	30 June 2015	30 June 2014	30 June 2013
	(Rand in millions) (except per share information and weighted average shares in issue)
Income Statement data:
Turnover	172 407	172 942	185 266	202 683	169 891
Operating profit	31 705	24 239	46 549	45 818	40 845
Profit attributable to owners of Sasol Limited	20 374	13 225	29 716	29 580	26 274
Statement of Financial Position data:
Total assets	398 939	390 714	323 599	280 264	246 165
Total equity	217 234	212 418	196 483	174 769	152 893
Share capital	29 282	29 282	29 228	29 084	28 711
Per share information (Rand):
Basic earnings per share	33,36	21,66	48,71	48,57	43,38
Diluted earnings per share	33,27	21,66	48,70	48,27	43,30
Dividends per share(1)	12,60	14,80	18,50	21,50	19,00
Weighted average shares in issue (in millions):
Average shares outstanding—basic	610,7	610,7	610,1	609,0	605,7
Average shares outstanding—diluted	612,4	610,7	610,2	620,8	606,8

(1)
The total dividend includes the interim and final dividend. The final dividend was declared subsequent to the reporting date and is presented for information purposes only. No provision for this final dividend has been recognised.

Exchange rate information

        The following table sets forth certain information with respect to the rand/US dollar exchange rate for the years shown:

Rand per US dollar for the year ended 30 June and the respective month:

	Average(1)	High(2)	Low(2)
2013	8,85	10,21	8,08
2014	10,39	11,32	9,59
2015	11,45	12,58	10,51
2016	14,52	16,88	12,25
2017	13,61	14,75	12,44
April 2017	13,46	13,95	13,02
May 2017	13,26	13,66	12,87
June 2017	12,90	13,08	12,63
2018(3)
July 2017(3)	13,14	13,57	12,90
August 2017 (Up to 24 August 2017)	13,29	13,46	13,16

(1)
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)
Based on the closing rate of Thomson Reuters for the applicable period.

(3)
The average exchange rate for the period 1 July 2017 to 24 August 2017 is calculated using the average exchange rate on the last day of each month and as at 24 August 2017. The average exchange rate is calculated using the average of the daily exchange rates during the period.

        On 24 August 2017 the closing exchange rate of rand per US dollar as reported by Thomson Reuters was R13,20.

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

        Prolonged periods of low prices for crude oil can have a material adverse effect on our business, operating results, cash flows and financial condition as the selling prices of fuel and the majority of our chemical products are linked to the oil price. The group's profitability was negatively impacted by the sustained low oil prices in 2017. During 2017, the dated Brent crude oil price averaged US$49,77/bbl and fluctuated between a high of US$56,30/bbl and a low of US$40,26/bbl. This compares to an average dated Brent crude oil price of US$43,37/bbl during 2016, which fluctuated between a high of US$61,67/bbl and a low of US$25,99/bbl.

        A substantial proportion of our turnover is derived from sales of petroleum and petrochemical products, prices for which have fluctuated widely in recent years and are affected by crude oil prices, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors.

        The South African government controls and/or regulates certain fuel prices. The pump price of petrol is regulated at an absolute level. Furthermore maximum price regulation applies to the refinery gate price of liquefied petroleum gas (LPG) and the sale of unpacked illuminating paraffin. South African liquid fuels are valued using the "Basic Fuel Price" (BFP). BFP is a formula-driven price that considers, amongst others, the international prices of refined products (petrol, diesel and illuminating paraffin), the rand/US dollar exchange rate and the logistical cost of transporting liquid fuels to South Africa. The BFP is then used as a component in the regulated prices that are published by the Government on a monthly basis.

        Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuel operations.

        Prolonged periods of low crude oil and natural gas prices could also result in projects being delayed or cancelled, as well as the impairment of certain assets. An impairment loss amounting to R1,7 billion (US$130 million) has been recognised on our US GTL project due to the uncertainty around the probability and timing of project execution. In Canada, low gas prices resulted in an impairment of our shale gas assets of R9,9 billion (CAD880 million) in 2016, and R1,3 billion (CAD133 million) in 2015.

        We use derivative financial instruments to partially protect us against day-to-day, and longer term fluctuations in US dollar oil prices. The oil price affects the profitability of both our energy and chemical products. See "Item 11—Quantitative and qualitative disclosures about market risk". While the use of these instruments may provide some protection against fluctuations in crude oil prices, it does not protect us against longer term fluctuations in crude oil prices or differing trends between crude oil and petroleum product prices.

        We are unable to accurately forecast fluctuations in crude oil, natural gas and petroleum products prices. Fluctuations in any of these may have a material adverse effect on our business, operating results, cash flows and financial condition. Refer "Item 5A—Operating results" for the impact of the crude oil prices on the results of our operations.

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition

        The rand is the principal functional currency of our operations and we report our results in rand. However, a significant majority of our turnover is impacted by the US dollar and the price of most petroleum and chemical products is based on global commodity and benchmark prices which are quoted in US dollars.

        Further, as explained above, the components that constitute BFP are US dollar denominated and converted to rand, which impacts the price at which we can sell fuel in South Africa.

        A significant part of our capital expenditure is US dollar-denominated, as it is directed to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa. Fluctuations in the rand/US dollar exchange rate impact our gearing and estimated capital expenditure.

        We also generate turnover and incur operating costs in euro and other currencies.

        Fluctuations in the exchange rates of the rand against the US dollar, euro and other currencies impacts the comparability of our financial statements between periods due to the effects of translating the functional currencies of our foreign subsidiaries into rand at different exchange rates.

        Accordingly, fluctuations in exchange rates between the rand and US dollar, and/or euro may have a material effect on our business, operating results, cash flows and financial condition.

        We use derivative financial instruments to limit our exposure to fluctuations in the rand/US dollar exchange rate. During 2017, the rand/US dollar exchange rate averaged R13,61 fluctuating between a high of R14,75 and a low of R12,44. This compares to an average exchange rate of R14,52 during 2016, which fluctuated between a high of R16,88 and a low of R12,25. At 30 June

2017 the closing rand/US dollar exchange rate was R13,06 as compared to R14,71 at 30 June 2016.

        The rand exchange rate is affected by various international and South African economic and political factors. Subsequent to 30 June 2017, the rand has on average strengthened against the US dollar and the euro, closing at R13,20 and R15,58, respectively, on 24 August 2017. In general, a weakening of the rand would have a positive effect on our operating results. Conversely, strengthening of the rand would have an adverse effect on our operating results, cash flows and financial condition. Refer to "Item 5.A—Operating results" for further information regarding the effect of exchange rate fluctuations on our results of operations, and "Item 11—Quantitative and qualitative disclosures about market risk".

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

Cyclicality in petrochemical product prices and demand may adversely affect our business, operating results, cash flows and financial condition

        The demand for chemicals and especially products such as polymers, solvents, olefins, surfactants and fertilisers are cyclical. Typically, higher demand during peaks in the industry business cycle leads producers to increase their production capacity. Although peaks in the business cycle have been characterised by increased selling prices and higher operating margins in the past, such peaks have led to overcapacity with supply exceeding demand growth. Low periods during the industry business cycle are characterised by a decrease in selling prices and excess capacity, which can depress operating margins. We are unable to accurately forecast the timing of the industry business cycle, and lower prices for chemical products during downturns in the cycle may have a material adverse effect on our business, operating results, cash flows and financial condition.

Our large projects are subject to schedule delays and cost overruns, and we may face constraints in financing our existing projects or new business opportunities, which could render our projects unviable or less profitable than planned

        In October 2014, we made the final investment decision (FID) on the Lake Charles Chemicals Project (LCCP) (an ethane cracker and chemical derivatives plant) in the US.

        Overall construction on the project continues on all fronts, with most engineering and procurement activities nearing completion. At 30 June 2017, the capital expenditure to date on LCCP was US$7,5 billion, and the overall project completion was around 74%.

        The total forecasted capital cost for the project remains within the revised estimate of US$11 billion, which includes the US$2,1 billion increase announced in 2016. We obtain the views of independent market consultants in formulating our views on our long-term assumptions. Their views differ significantly from period to period, which again is indicative of the volatility in the market. For these reasons, the internal rate of return (IRR) for the LCCP, based on these different sets of price assumptions, varies between a range of returns which is both higher and lower than our weighted average cost of capital. We are of the view that limited structural changes have occurred to market fundamentals since February 2017, when we last published the expected long-term IRR of the project. Based on our assessment, we are of the view that the IRR is in a range of 7% to 8% (Sasol WACC at 8% in US$ terms).The cracker, however, remains cost competitive and is at the lower end of the cost curve for ethylene producers.

        Approximately 90% of the LCCP performance chemicals output will be placed with existing customers and good progress is being made in securing new customers for most of the new Base Chemicals US output.

        During 2016, the low density polyethylene (LDPE) cash generating unit of the LCCP project was impaired by R956 million (US$65 million), largely as a result of the increased capital cost and lower margins. This impairment was reversed at 30 June 2017, based on a reduction in the discount rate applicable to the US (based on spot market factors in terms of IFRS requirements), the extension of the useful life to 50 years based on more detailed engineering analysis performed, the completion of the project cost review and schedule evaluation which included external assurance that these are achievable.

        In Mozambique, the Field Development Plan (FDP) for the Production Sharing Agreement (PSA) licence was approved by regulatory authorities in 2016. The PSA FDP proposes an integrated oil, Liquefied Petroleum Gas (LPG) and gas-to-power project adjacent to the Petroleum Production Agreement (PPA) area. The development of these projects is a capital-intensive process carried out over long durations and requires us to commit significant capital expenditure and allocate considerable management resources in utilising our existing experience and know-how.

        Projects like LCCP and PSA are subject to risk of delay and cost overruns inherent in any large construction project, including as a result of, among other factors:

  •
  shortages or unforeseen increases in the cost of equipment, labour and raw materials;

  •
  unforeseen design and engineering problems;

  •
  unforeseen construction problems;

  •
  inadequate phasing of activities;

  •
  labour disputes;

  •
  inadequate workforce planning or productivity of workforce;

  •
  inadequate change management practices;

  •
  natural disasters and adverse weather conditions, including excessive winds, higher than expected rainfall patterns, tornadoes, cyclones and hurricanes;
  •
  failure or delay of third-party service providers; and

  •
  changes to regulations, such as environmental regulations.

        In addition, significant variations in the assumptions we make in assessing the viability of our projects, including those relating to commodities prices and the prices for our products, exchange rates, interest rates, discount rates (due to change in country risk premium) and the demand for our products, may adversely affect the profitability or even the viability of our investments. As the LCCP capital investment is particularly material to Sasol, any further cost overruns or adverse changes in assumptions affecting the viability of the project could have a material adverse effect on our business, cash flows, financial condition and prospects.

        Our operating cash flow and banking facilities may be insufficient to meet our capital expenditure plans and requirements, depending on the timing and cost of development of our existing projects and any further projects we may pursue, as well as our operating performance and the utilisation of our banking facilities. As a result, new sources of capital may be needed to meet the funding requirements of these projects, to fund ongoing business activities and to pay dividends. Our ability to raise and service significant new sources of capital will be a function of macro-economic conditions, our credit rating, our gearing and other risk metrics, the condition of the financial markets, future prices for the products we sell, the prospects for our industry, our operational performance and operating cash flow and debt position, among other factors.

        In the event of unanticipated operating or financial challenges, any dislocation in financial markets, any further downgrade of our credit ratings by ratings agencies or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and retire or service outstanding debt and pay dividends, could be constrained, any of which could have a material adverse effect on our business, operating results, cash flows and financial condition.

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

        In April 2017, South Africa's foreign currency sovereign credit rating was downgraded by Standard & Poor's Rating Services (S&P) from the investment grade rating of BBB– to BB+ with a negative outlook.

        Any future adverse rating actions or downgrade of the South African sovereign credit rating may have an adverse effect on our credit rating, which could negatively impact our ability to borrow money and could increase the cost of debt finance.

Regulation of greenhouse gas emissions could increase our operational cost and reduce demand for our products

        Some of our processes in South Africa, especially coal gasification and combustion, result in relatively high carbon dioxide emissions. Consequently, climate change mitigation poses a significant risk for our business, in meeting societal pressures, addressing anticipated or new legislative requirements such as more stringent greenhouse gas pricing, carbon budgets and targets and bearing the financial impact associated with the necessary development of required new technologies and rising feedstock costs.

        Further, climate change poses a significant risk for our business as it relates to potential physical impacts including but not limited to change of weather patterns including extreme events and water scarcity. In addition, the related climate change policies could impact our projected growth strategies and targets.

        Sasol's highly energy-intensive operations exist largely in South Africa in the midst of rapidly evolving national legislation on greenhouse gas emissions. In the National Climate Change Response White Paper (NCCRWP), South Africa reiterated its intent to, subject to certain conditions, to implement nationally appropriate mitigation actions to enable a 34% deviation below the "business as usual" emissions growth trajectory by 2020, and 42% by 2025. The NCCRWP indicates the implementation of a carbon budget process which is now being cascaded to company level in the form of a voluntary carbon budget, a process in which Sasol is participating. It is likely that carbon budgets and associated compliance will become mandatory in 2021. We believe that given the developmental challenges currently faced by South Africa and the structure of its economy, there are alternative mechanisms which could achieve the same outcomes intended by the proposed carbon tax. There is however a high risk that the National Treasury in South Africa will pursue a stand-alone carbon tax that is not aligned with the carbon budget process. The draft Carbon Tax bill was published in December 2015 and the bill may be introduced into the parliamentary process towards the end of calendar year 2017. A substantial carbon tax may negatively impact free cash flows generated from our South African operations.

        As with many proposed policies that may have an impact on our business, we continue to actively engage with the South African government in a solution-oriented constructive manner, particularly given the compliance and associated financial implications should carbon tax and budgets be implemented independently of each other. This could have a material adverse effect on our business, operating results, cash flows and financial condition.

        Identifying an appropriate response that balances the need for economic development, job creation, energy security and reductions in greenhouse gas emissions remains a key challenge and risk. We continue to consider sustainable lower carbon technologies for purposes of reducing our carbon footprint.

        Current measures in South Africa have already resulted in increased compliance costs for power suppliers that are passed on to consumers in the form of levies for electricity generated from fossil fuels. These types of levies have increased substantially over time and are likely to increase further.

        Our international operations are less carbon intensive and have been operating in a more mature greenhouse gas regulatory regime for a period of time already. However, continued political attention to issues concerning climate change, and potential mitigation through regulation, could have a material impact on our business, operating results, cash flows and financial condition.

Exposure related to investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial condition

        We have invested in a number of associates and joint arrangements and would consider opportunities for further upstream oil and gas and downstream GTL investments (including licensing opportunities), where appropriate, as well as opportunities in chemicals. The development of these projects may require investments in associates and joint arrangements, some of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of our associates, and joint arrangement partners, their ability to meet their financial and/or contractual obligations, their behaviour, their compliance with legal and ethical standards, as well as the increasing complexity of country-specific legislation and regulations may adversely affect our reputation and/or result in disputes and/or litigation, all of which may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives.

Our coal, synthetic oil, natural oil and natural gas reserve estimates may be materially different from quantities that we eventually recover, and we may be unable to replace our reserves or acquire new reserves at a rate that is adequate to support our growth

        Our reported coal, synthetic oil, natural oil and gas reserves are estimated quantities based on applicable reporting regulations that, under present and anticipated conditions, have the potential to be economically mined, processed or produced.

        There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production, including factors which are beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, costs to develop and market prices for related products.

        Reserve estimates will require revision based improved data acquired from actual production experience and other factors, including resource extensions and new discoveries. In addition, regulatory changes, market prices, increased production costs and other factors may result in a revision to estimated reserves. Revised estimates may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.D—Property, plants and equipment".

        Delivering our near-to-medium-term strategy, which is more heavily based on coal, gas and oil in Southern Africa, depends on our ability to find and develop new resources into reserves. Additionally, our industry remains challenged to access, discover and develop natural gas, oil and coal resources in a timely manner, which could adversely impact our ability to support and sustain our current business operations.

        Our future growth could be impacted by our success in securing reliable long-term feedstock supply contracts, as well as competition in finding new gas and oil resources to develop into high value opportunities in line with our investment objectives, capital resources and existing capital commitments, whilst also complying with regulatory and environmental standards. These factors could have a material adverse effect on our business, operating results, cash flows and financial condition.

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

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint arrangements and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business overview" for a description of the extent of our activities in the main countries and regions in which we operate. Although we are a South African-domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in other African countries, chemical businesses in Europe, the US, the Middle East and Asia, a joint venture GTL facility in Qatar, joint operations in the United States and Canada and a 10% indirect interest in a GTL asset in Nigeria.

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

        In particular, in South Africa, the continuing rise in risks to the country's medium-term economic prospects and its fiscal strength has led to credit rating agencies downgrading the South African sovereign credit rating. In Mozambique, the fiscal crisis has led to a significant currency weakening and downgrades in its credit rating by all the major rating agencies, which complicated debt restructuration discussions between the country and the International Monetary Fund. Other countries in which we operate may also face sovereign downgrade risks and risks that may impact their ability to access funding and honour commitments.

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

  ii. Transformation and localisation issues

        In some countries, our operations are required to comply with local procurement, employment equity, equity participation, corporate social responsibility and other regulations which are designed to address country-specific social and economic transformation and localisation issues.

        In South Africa, there are various transformation initiatives with which we are required to comply. We embrace, engender and participate in initiatives to bring about meaningful transformation in South Africa. We consider these initiatives to be a strategic imperative and we acknowledge the risks of not pursuing them. The broad risks that we are faced with, should we not comply with these transformation initiatives include the inability to obtain licenses to operate in certain sectors such as mining and liquid fuels, limited ability to successfully tender for government and public entity tenders; and potential loss of customers (as private sector customers increasingly require their suppliers to have a minimum B-BBEE rating).

        The revised Codes of Good Practice for broad-based black economic empowerment (B-BBEE) (the Revised Codes), which came into effect on 1 May 2015, provides a standard framework for the measurement of B-BBEE across all sectors of the economy, other than sectors that have their own sectorial transformation charters (e.g. the mining and liquid fuels industries).The Revised Codes provide more stringent targets, which impact on Sasol's B-BBEE contributor status. The more stringent targets comprise both increased pillar-specific targets (for example, in preferential procurement the target for black ownership of suppliers increased from 25% to 51%) and the generic scorecard requiring more points to be obtained in order to qualify for a given level. Our most recent certification was issued in April 2017. Our contributor status remained at Level 8, although there was noticeable improvement in our scorecard points. We have embarked on a project to assess our B-BBEE strategies and restore our Level 4 rating by 2020. The Sasol Inzalo B-BBEE transaction is maturing in 2018. The group is investigating the merits of a new B-BBEE transaction with some of our South African—based wholly owned subsidiaries.

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

  iii. Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly of general workers, artisans and technical operators. The South African labour market remains volatile and can be characterised by major industrial action in key sectors of the economy.

        Wage negotiations impacting the South African operations of the Sasol Group within the Petroleum and Industrial Chemicals sectors as well as within Sasol Mining took place at the beginning of May 2016. Negotiations in the Industrial Chemicals and Petroleum sector were successfully concluded for the 2016 year. The conclusion of negotiations in the Petroleum sector reached a two year wage agreement which is valid until the end of June 2018.

        In Sasol Mining, we initially concluded agreements in 2016 with four of our five recognised trade unions, however, the Association of Mineworkers and Construction Union (AMCU) embarked on industrial action. Following a 79 day strike by AMCU, an agreement was entered into in November 2016, ending one of the longer striking periods to date. An additional cost of R1,4 billion (including external coal purchases) was incurred during the period of the Mining strike. Our focus remains on the safety of our employees, contractors, the community and our assets as well as continuing to strengthen our direct relationship with our employees.

        We have commenced the 2017 wage negotiations in May 2017 in the Industrial Chemicals Sector and in Sasol Mining. These negotiations are still in process.

        Sasol remains committed to a peaceful resolution of the current wage negotiations process in both Mining and the Chemicals sector in South Africa. These two areas remain our focal point and we will continue to engage key roles players to ensure a successful conclusion hereof.

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

        Our sustainability and competitiveness is influenced by our ability to optimise our cost base. As we are unable to control the price at which our products are sold, an increase in inflation in countries in which we operate may result in significantly higher future operational costs.

        In South Africa, consumer price inflation averaged 6,1% in 2017, from 5,6% in 2016. This rise in consumer inflation can to a large extent be attributed to food price pressures caused by severe drought conditions. With inflation remaining above the South African Reserve Bank's (SARB) 6% inflation target ceiling for most of 2017 and notwithstanding weakening economic growth, the policy interest rate remained unchanged at 7% in 2017.

        The exchange rate remains one of the key risks to the inflation outlook, where global monetary policy developments, sovereign credit rating trends and domestic political and policy developments continue to pose both a depreciation and volatility risk to the rand.

        Weak business and consumer confidence levels point to persistent poor economic growth conditions. This, along with indications of slowing inflation in 2018, led to the SARB's decision to cut the policy interest rate by 25 basis points to 6,75% on 21 July 2017. While further decisions remain data dependent, if current conditions persist the SARB could cut interest rates further during the course of the 2018 calendar year.

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

  ii. Tax laws and regulations

        We operate in multiple tax jurisdictions globally and are subject to both local and international tax laws and regulations. Although we aim to fully comply with tax laws in all the countries in which we operate, tax is a highly complex area leading to the risk of unexpected tax uncertainties. Tax laws are changing regularly and their interpretation may potentially result in ambiguities and uncertainties, in particular in the areas of international taxation and transfer pricing. Where the tax law is not clear, we interpret our tax obligations in a responsible way, with the support of legal and tax advisors as deemed appropriate. Tax authorities and courts may arrive at different interpretations to those taken by Sasol, which may lead to substantial increases in tax payments. Although we believe we have adequate systems, processes and people in place to assist us with complying with all applicable tax laws and regulations, the outcomes of certain tax disputes and assessments may have a material adverse effect on our business, operating results, cash flows and financial position.

        For more information regarding pending tax disputes and assessments refer to "Legal proceedings and other contingencies" under 4.B Business overview.

  iii. Ownership rights

        We operate in several countries where ownership of rights in respect of land and resources is uncertain and where disputes in relation to ownership or other community matters may arise. These disputes are not always predictable and may cause disruption to our operations or development plans.

  iv. Legal and regulatory uncertainties

        Some of the countries where we have already made, or other countries where we may consider making investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of democracies and market economies.

        The procedural safeguards of the legal and regulatory regimes in these countries in many cases are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner. In particular in South Africa the legal landscape is rapidly evolving, amongst others, due to increasing societal and enforcement pressure. Therefore, the risk of uncertainty is higher in South Africa which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

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

(e) Stakeholder relationships

        Our operations can also have an impact on local communities, including the need, from time to time, to relocate or resettle communities or relocate infrastructure networks such as railways and utility services. Failure to manage relationships with local communities, governments and non-governmental organisations may harm our reputation as well as our ability to conduct our operations effectively. In addition, the costs and management time required to comply with standards of social responsibility, community relations and sustainability, including costs related to the resettlement of communities or relocation of infrastructure, have increased substantially and are expected to further increase over time.

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

  •
  feedstock security of supply; and

  •
  sanctions against countries in which we operate.

Actual or alleged non-compliance with laws could result in criminal or civil sanctions and could harm our reputation

        Non-compliance with competition laws, anti-corruption laws, sanction laws and environmental laws have been identified as our top four legal risks.

  Anti-corruption and anti-bribery laws

        Ethical misconduct and non-compliance with applicable anti-corruption laws, including a violation of the rules to disclose payments made to governments, could have a material adverse impact on our reputation, operations and licence to operate.

        Petrochemical and energy companies need to be particularly vigilant with regard to the risk of bribery, especially when the scale of investments and the corruption perception of the countries where operations take place are considered. We, like other international petrochemical companies, have a geographically diverse portfolio and conduct operations in countries, some of which have a perceived high prevalence of corruption. Our operations must comply with the US Foreign Corrupt Practices Act and similar anti-corruption and anti-bribery laws of South Africa and other applicable jurisdictions. There has been a substantial increase in the global enforcement of these laws. In particular, major investments in countries with a high corruption risk are subject to an elevated risk in dealings with private companies, governments or government-controlled entities. Although we have an anti-corruption and anti-bribery compliance programme in place designed to reduce the likelihood of violations of such laws, any violation could result in substantial criminal or civil sanctions and could damage our reputation.

  Sanctions laws

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

  Environmental laws and regulations

        Over the last years, the environmental legislation in South Africa set stricter standards than in the past which poses a risk to some of our operations in South Africa. For instance, the promulgation of the South African National Environmental Management: Air Quality Act in 2004, followed by the publication of minimum emission standards for point sources in April 2010, introduced a fundamental new approach to air quality management. Accordingly, by 2020, our existing plants are required to meet the same more stringent point source standards applicable to newly commissioned plants. Meeting some of these requirements may require retrofitting of some of our existing plants, which could pose significant compliance challenges for our existing plants from a technical and financial feasibility point of view.

        We continue to investigate technologies that may enable us to comply and advance environmental roadmaps to enable compliance.

        To mitigate associated compliance risks in the short- and long- term, Sasol will be reliant on mechanisms available in law and decisions thereon by the relevant authorities to obtain postponements on the requisite compliance time frames. We remain concerned about the limitations of the postponement mechanism, which is currently the only formalised mechanism provided in law for this compliance challenge, to provide longer-term certainty in the face of these significant compliance challenges. This is particularly the case since the outcome of these applications cannot be guaranteed and may be successfully challenged by third parties. Non-compliance may result in the violation of licence conditions with the associated consequence of administrative enforcement action, which may include directions to cease operations, as well as criminal prosecution. This may have a material adverse impact on our business.

        Where we are unable to rely on mechanisms available in law or find appropriate feasible solutions, we may, of necessity, elect to decommission or mothball essential parts of our plant.

        We also rely on other available alternative mechanisms, such as the implementation of air quality offsets as per our approved plans, to address our compliance challenges. We further continue to engage with the regulatory authorities in order to encourage a sustainable air quality regulatory system, including the formal recognition of offsets. The success of these engagements cannot be guaranteed.

        The Department of Environmental Affairs has also declared the Vaal Triangle (where the Sasolburg plant is situated) and the Highveld area (where our Secunda operations are situated) as Priority Areas. The Vaal Triangle and Highveld Priority Area Air Quality Improvement Plans are being implemented. Compliance with the provisions of these plans is also likely to trigger significant cost.

  Competition laws

        Violations of competition/antitrust legislation could expose the group to administrative penalties and civil claims and damages, including punitive damages, by entities which can prove they were harmed by such conduct. Such penalties and damages could be significant and have an adverse impact on our business, operating results, cash flows and financial condition. In addition, our reputation could be damaged by findings of such contraventions and individuals could be subject to imprisonment or fines in some countries where antitrust violations are a criminal offence. Competition authorities are increasingly engaging with each other to exchange information relating to violations of antitrust laws and enforce antitrust laws.

        The South African Competition Commission is conducting proceedings against various petroleum products producers, including Sasol. The Competition Commission has finalised a market inquiry in the South African LPG market and Sasol is in the process of implementing the Commission's recommendations. We continue to interact and co-operate with the South African Competition Commission in respect of leniency applications as well as in the areas that are subject to the Commission's investigations. In June 2017, Sasol Germany received a request for information from the European Commission regarding the market of ethylene in Europe. Sasol responded to this request for information.

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

        The revised Mining Charter published on 15 June 2017 contains more stringent compliance criteria than the previous Mining Charter, which may have a material adverse effect on Sasol Mining. The potential impact on Sasol Mining is two-fold: higher cost of production and the risk of being in non-compliance with the requirements of the revised Mining Charter, which can lead to the suspension or cancellation of Sasol Mining's mining and/or prospecting rights. Amongst other provisions, the revised Mining Charter increases the minimum requirement for a Black shareholding from 26% to 30%, which minimum Black shareholding must be maintained, even in the case of Black shareholders selling their shares. In such a situation, new Black shareholders would have to be brought in. The revised Mining Charter also requires that 1% of the turnover generated by mining rights granted after 15 June 2017 will have to be paid to Black shareholders in addition to a dividend. The full extent of the financial and compliance risks associated with the revised Mining Charter are currently being assessed and can only be fully evaluated upon completion of pending legal proceedings.

        If a holder of a prospecting right or mining right in South Africa conducts prospecting or mining operations in contravention of the MPRDA, including the revised Mining Charter and Social and Labour Plans, the converted mining rights can be suspended or cancelled by the Minister of Mineral Resources. The entity, upon receiving a notice of breach from the Minister, has a specific period of time to remedy such breach. The MPRDA and applicable provisions in the National Environmental Management Act and National Water Act impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

        The effect of the proposed changes to the MPRDA, associated regulations to be promulgated and the revised Mining Charter on our mining and petroleum rights in the future may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation of mining activities in South Africa".

Legislation in South Africa on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

Regulation of Petroleum Products

The Petroleum Products Amendment Act

        The Petroleum Products Amendment Act (the Petroleum Act) requires persons involved in the manufacturing, wholesale and retail sale of petroleum products to obtain relevant licences for such activities. Sasol Oil, Natref and Sasol South Africa (Pty) Ltd submitted applications for their respective operations. The Sasol Oil wholesale and manufacturing licences; and Sasol South Africa (Pty) Ltd manufacturing licence applications have been approved and issued. The Natref manufacturing licence application is still under review by the Department of Energy.

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

        The Petroleum Act entitles the Minister of Energy to regulate the prices, specifications and stock holding of petroleum products and the status in this regard is as follows:

  •
  A regulatory price review was conducted by the Department of Energy which resulted in new price calculation methodologies for retail liquid fuels and that have been implemented since December 2013;

  •
  Regulations to better align South African liquid fuels specifications with those prevailing in Europe were meant to come into force on 1 July 2017. None of the local refineries, including those of Sasol, would have been able to comply with these new specifications. The Minister of Energy however rescinded and amended the regulations and will announce a new implementation date some time in the future. We are monitoring the changes in this regard as the significant risk for us as a local producer of fuels is that the market demand and supply of cleaner fuels can overtake the regulatory date of the introduction of these fuels and/or the date we can convert our plants to meet this demand. Compliance with these new specifications will require substantial capital investments at both Natref and Secunda Synfuels Operations. The amount of capital investment required has not yet been finalised and discussions with the South African government regarding potential cost recoveries and/or incentives are on-going; and

  •
  Regulations to oblige licenced manufacturers and/or wholesalers to keep minimum levels of market-ready petrol,

    diesel, illuminating paraffin, jet fuel and liquid petroleum gas (LPG) are currently under consideration by the Department of Energy. No indications on volumes, cost recovery, implementation date and compensation mechanisms are available as yet.

Regulation of pipeline gas activities in South Africa

The Gas Act

        The Gas Act provides that the National Energy Regulatory of South Africa (NERSA) has the authority to issue licences for construction and operation of gas pipelines and trading in gas. NERSA also has the authority to approve gas transmission tariffs and maximum gas prices that may be charged by gas traders, where there is inadequate competition as contemplated in the South African Competition Act. The Gas Act further gives NERSA the authority to impose fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Gas Act. Future regulation of maximum gas prices may have a material adverse effect on our business, operating results, cash flow and financial condition.

        Pursuant to the NERSA decisions approving the Sasol Gas maximum gas prices and transmission tariffs, Sasol Gas implemented a standardised pricing mechanism in its supply agreements with customers in compliance with the applicable regulatory and legal framework. Seven of Sasol Gas's largest customers initiated a judicial review of the NERSA decisions relating to its maximum price and tariff methodologies and NERSA's decision on Sasol Gas's maximum price application. The review application proceedings were completed and the judgement upheld the NERSA approved pricing methodology. The gas customers have since appealed and we are awaiting the outcome of the appeal. We cannot assure you that the provisions of the Gas Act and the implementation of a new gas price and tariff methodology pursuant to the NERSA approvals, and the outcome of the appeal application, will not have a material adverse impact on our business, operating results, cash flows and financial condition.

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

        One of our most material challenges is the ability to anticipate and respond to the rapidly changing regulatory and policy context and associated stakeholder challenges in particular relating to environmental legislation in South Africa. Evolving legislation relating to air quality, climate change, water and waste management introduce profound regulatory challenges to our existing plants in South Africa. The quality, emission and disposal limit requirements imposed in our air quality, waste management and water use licenses for our South African operations are consequently becoming increasingly more stringent. These laws and regulations and their enforcement are likely to become more stringent over time in all jurisdictions in which we operate, although these laws in some jurisdictions are already more established and entrenched than in others. These compliance challenges are further impacted by the fact that, in some instances, legislation does not adequately provide for sufficient and/or flexible transitional arrangements for existing plants to comply with the imposed more stringent requirements. Compliance with these requirements is a significant factor in our business. We continue to effectively invest in significant capital and expenditures in order to comply with these requirements, our committed environmental roadmaps and offset commitments. We continue with transparent disclosures and engagements with our key stakeholders in an effort to address these challenges.

        Changes to waste management legislation in South Africa particularly around landfill prohibitions, are compelling our South African operations to find alternative solutions to waste management and disposal. The changing regulatory landscape introduces increasingly stringent waste disposal restrictions and punitive fiscal reform measures including waste levies. We are quantifying the potential costs associated with meeting these requirements. We will be dependent on regulatory authorities clarifying the interpretation and applicability of specific requirements to our waste streams, to determine whether there would be compliance challenges associated with technical and feasibility constraints. We may have to rely on mechanisms in law, such as exemption applications, to address potential waste management compliance challenges, the outcome of which cannot be guaranteed.

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

        Public opinion is growing more sensitive and challenges are increasingly being raised to community and consumer health and safety associated with the manufacturing and use of chemicals and industries reliant on fossil fuels. Our manufacturing processes may utilise and result in the emission of or exposure to substances with potential health risks. We also manufacture products which may pose health risks. Although we remain committed to apply a duty of care principle and implement measures to eliminate or mitigate associated potential risks, including the Chemical and Allied Industries' Association Responsible Care® programme, we may be subject to liabilities as a result of the use or exposure to these materials or emissions. See Item 4.B "Business overview—Regulation" for more detail.

        Consequently, markets may apply pressure on us concerning certain of our products,

feedstock, manufacturing processes, transportation and distribution arrangements. As a result of these additional pressures, the associated costs of compliance and other factors, we may be required to withdraw certain products from the market, which could have a material adverse effect on our business, operating results, cash flows, financial condition and reputation. In addition, as currently framed, the draft South African Chemicals Management Bill may impose significant requirements for the management of chemicals in our South African value chain. The scope of the impact on Sasol's business cannot be predicted at this time.

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

Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage

        Our various products and processes, including most notably, our chemical, CTL and GTL products and processes have unique characteristics and chemical structures and, as a result, are subject to confidentiality and/or patent protection, the extent of which varies from country to country. Rapid changes in our technology commercialisation strategy may result in a misalignment between our intellectual property protection filing strategy and the countries in which we operate. The disclosure of our confidential information and/or the expiry of a patent may result in increased competition in the market for our products and processes, although the continuous supplementation of our patent portfolio reduces such risk to an extent. In addition, aggressive patenting by our competitors, particularly in countries like the US, may result in an increased patent infringement risk and may constrain our ability to operate in our preferred markets.

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

        Our main Secunda Synfuels production facilities are concentrated in a relatively small area in Secunda, South Africa. The size of the facility is approximately 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2. This facility utilises feedstock from our mining and gas businesses, while the chemical and energy businesses rely on the facility for the raw materials it produces. Accidents and acts of terror may result in damage to our facilities and may require shutdown of the affected facilities, thereby disrupting production and increasing production costs and may in turn disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income. Furthermore, accidents or acts of terror at our operations may have caused, or may in future cause, environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution control technology.

        Our products are ultimately sold to customers around the world and this exposes us to risks related to the transportation of such products by road, rail, pipelines or marine vessels. Such activities take place in the public domain exposing us to incident risks over which we have limited control.

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

We may face the risk of information security breaches or attempts to disrupt critical information technology services, which may adversely impact our operations

        The increasing use of information technology (IT) systems in operations is making all industries, including the energy and chemicals industries, much more susceptible to cyber threats. IT systems with related IT services include our financial, commercial, transacting and production systems. Sasol has an information security program in place to mitigate the risks that come with information security breaches but recognises that if there is a breach of information security we can experience disruptions of IT services, or in worst case scenario, could have a material adverse effect on our business, operating results, cash flows and financial condition and our disclosure control processes.

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

        In addition to the technological challenges, a number of our expansion projects are integrated across our value chain. Delays with the development of an integrated project might, accordingly, have an impact on more than one business segment.

        Our ability to compete will depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercialising these advances irrespective of competition we face. Any failure to do so could result in a material adverse effect on our business, operating results, cash flows and financial condition.

        In the US, we recognised a partial impairment in 2017, of R1 697 million (US$130 million), relating to our GTL project, mainly driven by exposure to low crude oil prices, project execution and delayed start-ups, changes in technology, and the nature of the costs currently capitalised, and whether these costs would have any value should the project recommence.

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

ITEM 4.    INFORMATION ON THE COMPANY

4.A History and development of the company

        Sasol Limited, the ultimate holding company of our group, is a public company. It was incorporated under the laws of the Republic of South Africa in 1979 and has been listed on the JSE Limited (JSE) since October 1979. Our registered office and corporate headquarters are at Sasol Place, 50 Katherine Street, Sandton, 2196, South Africa, and our telephone number is +27 10 344 5000. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

        For a description of the company's principal capital expenditures and divestitures refer to "Item 5.B—Liquidity and capital resources".

4.B Business overview

        Sasol is an international integrated chemicals and energy company that, through its talented people, uses selected technologies to safely and sustainably source, produce and market chemical and energy products competitively to create superior value for our customers, shareholders and other stakeholders.

        For details regarding the following sections, refer as indicated.

  •
  For information regarding our Business Overview, refer "Our Operating Model Structure" as contained in Exhibit 99.4;

  •
  For information regarding our Strategy, refer "Integrated Report—"Our strategy" as contained in Exhibit 99.5; and "Our integrated value chain" as contained in Exhibit 99.6;

  •
  For a description of the company's operations and principal activities refer "Our Operating Model Structure" as contained in Exhibit 99.4; "Integrated Report—Operational reviews" as contained in Exhibit 99.7; and Item 18—"Annual Financial Statements—Segment information"; and

  •
  For a description of our principal markets, refer to Item 18—"Annual Financial Statements—Geographic segmentation", which provides information regarding the geographic location of the principal markets in which we generate our turnover, as well as of our asset base.

Seasonality

        Production and sales volumes of our products are generally not subject to seasonal fluctuations, but tend to follow broader global industry trends and are therefore impacted by macro-economic factors. Sasol operates globally and in many diverse markets, and accordingly, no element of seasonality is likely to be material to the results of Sasol as a whole. For further information regarding cyclicality and prices and demand, refer to Item 3.D—"Risk Factors".

Raw materials

        In the Southern Africa value chain, the main feedstock components for the production of fuels and chemical products are coal obtained from Mining, natural gas obtained from Exploration and Production International and crude oil purchased from external suppliers.

        In our Performance Chemicals business, the main feedstocks used are kerosene, benzene, ethane, ethylene, oleochemical and aluminium. Feedstocks are purchased externally, with the exception of a portion of ethylene which is produced at our Lake Charles facility and the Fischer-Tropsch-based feedstock used for our South African alcohol, wax, ammonia, phenolics, and co-monomer production. The pricing of most of these raw materials follow global market dynamics which relate to crude oil and energy prices.

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

        Energy:

  •
  Liquid fuel sales to licensed wholesalers;

  •
  Liquid fuels direct marketing (retail and commercial markets in South Africa);

  •
  Natural gas marketing in South Africa (wholesale and commercial markets);

  •
  Liquid fuels overland exports into other parts of Southern Africa; and

  •
  Electricity sales to Eskom and Electricidade de Moçambique (EDM) in Mozambique.

        Base chemicals:

  •
  Polymer products are mainly sold directly to customers in South Africa and internationally;

  •
  Solvents products are sold through 13 regional sales offices and 9 storage hubs in South Africa, Europe, the Asia-Pacific region, the Middle East and the United States; and

  •
  Fertiliser and explosives are sold mainly within Southern Africa.

        Performance chemicals:

  •
  The majority of products are sold globally, directly to end-user customers under annual and multi-year contracts.

Factors on which the business is dependent

Intellectual property

        Our proprietary or licensed technologies, our software licences, procedures and protocols support Sasol's competitive advantage.

  •
  Skilled, experienced and technically qualified employees, industry thought leaders and experts that enable Sasol to respond to the constantly changing environment;

  •
  Our patented technologies; and

  •
  Our business processes and management systems.

Intellectual Capital summary	2017	2016
Number of new patents issued	190	429
Total worldwide patents held	2 216	2 023
Investment in research and development	R1 077 million	R1 105 million

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

        Currently we believe, based on our knowledge of the industry and publicly available information, that globally, we have the most extensive experience in the application of FT technology on a commercial scale. Given the increasing discovery of extensive natural gas resources, our Sasol SPDTM process can be applied with significant commercial advantages in various parts of the world. As a consequence, our technology has evoked interest from countries and companies with extensive natural gas resources as an appealing alternative for commercialising these resources. The Sasol SPDTM process converts natural gas into diesel and other liquid hydrocarbons, which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that the option of environmentally friendly GTL fuels will become increasingly appealing. GTL diesel can be used with optimised engines for best performance, although it can also be utilised with current compression ignition engines. GTL diesel is currently used as a cost-competitive blend stock for conventional diesels, thereby enabling conventional diesel producers to improve the quality and capacity of their product without investing substantially in sophisticated new plants and infrastructure. We anticipate that the combined factors of GTL diesel's superior characteristics and the prevailing market conditions in developed economies will enable GTL diesel to command premium prices for either niche applications or as a blend stock for upgrading lower-specification products. The construction of GTL facilities and the production of GTL fuels require significant capital investment.

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

        Escravos GTL (EGTL), in which we hold a 10% indirect economic interest, purchases 100% of its gas requirements for the EGTL plant from Chevron Nigeria Limited (CNL) and Nigerian National Petroleum Corporation (NNPC), the upstream joint venture partners. The agreement commenced from the date of commission of each unit and is valid for 25 years after the start of beneficial operation which was during June 2014. The term of the agreement may be extended by the parties on terms and conditions that are mutually agreed.

        The marketing agreement between Sasol Chevron Holdings Limited (a 50% owned joint venture) and EGTL in respect of diesel and naphtha will cease in November 2017. Thereafter, EGTL will be responsible for the marketing of its own products.

        Central Térmica de Ressano Garcia (CTRG), our 49% joint venture in Mozambique, purchases natural gas feedstock produced from our natural gas asset Pande-Temane PPA, which is managed by an unincorporated joint venture comprising of Sasol's subsidiary Sasol Petroleum Temane Limitada (SPT), and partners Companhia Mozambique de Hidrocabonetos (CMH) and the International Financial Corporation (IFC). CTRG also has a gas transport agreement with the Republic of Mozambique Pipeline Investment Company (ROMPCO) and a power purchase agreement with Electricidade de Mozambique (EDM). The term of the agreements commenced on 27 February 2015 and is valid for 20 years.

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

Legal proceedings and other contingencies

        From time to time, Sasol companies are involved in litigation, tax and similar proceedings in the normal course of business. Although the outcome of these claims and disputes cannot be predicted with certainty, a detailed assessment is performed on each matter, and a provision is recognised, or contingent liability disclosed, where appropriate in terms of International Financial Reporting Standards.

        The South African Revenue Service ("SARS") has issued revised assessments for Sasol Oil (Pty) Ltd ("Sasol Oil") relating to a dispute around its international crude oil procurement activities for the 2005 to 2012 tax years. These revisions could result in potential adjustments to the company's taxable income and an additional tax liability including interest and penalties of approximately R1,2 billion for the periods 2005 to 2014.

        Sasol Oil has co-operated fully with SARS during the course of the audit related to these assessments. SARS' decisions to suspend the payment of this disputed tax for the periods 2005 to 2012 currently remain in force. The litigation process in the Tax Court, relating to the international crude oil procurement activities for the 2005 to 2007 years of assessment was concluded and judgement was delivered on 30 June 2017 in favour of SARS. As a result, a liability of R1,2 billion has been recognised in the annual financial statements in respect of the 2005 to 2014 matters that remain the subject of the ongoing litigation.

        Sasol Oil, in consultation with its tax and legal advisors, does not support the basis of the judgement and issued a Notice of Intention to Appeal to the Supreme Court of Appeal on 31 July 2017. The Tax Court granted Sasol Oil's application for leave to appeal to the Supreme Court of Appeal on 14 August 2017.

        SARS has notified Sasol Oil of its intention to place on hold the field audit relating to this issue for the 1999 to 2004 tax years pending the outcome of the litigation. As a result of the judgement handed down on 30 June 2017, a possible obligation may arise from the field audit, which is regarded as a contingent liability.

        In addition, there could be a potential tax exposure of R11,6 billion for the periods 2013 to 2014 on varying tax principles relating to the aforementioned activities. Supported by its specialist tax and external legal advisors, Sasol Oil disagrees with SARS' assessment for 2013 and 2014 periods. Accordingly, Sasol Oil has submitted an objection to the revised assessments and requested suspension of payment.

        Sasol Oil and SARS have come to a resolution with regards to the request for suspension of payment, resulting in SARS suspending payment for the significant majority of the disputed tax. Further based on the outcome of the Tax Court judgement, a possible obligation may arise for the tax years subsequent to 2014, which could give rise to a further contingent liability at 30 June 2017.

        Following a judgement by the South African Constitutional Court in 2011, which confirmed the right of employees in the mining industry who contracted certain occupational diseases to claim damages from their employers, a number of legal cases were instituted in South Africa. Similar cases have also been threatened against participants in the coal sector of the mining industry. As a result of the Constitutional Court judgement referred to above, Sasol Mining is currently the defendant in three separate litigation matters. The first matter was instituted by 22 claimants who allege that they have contracted coal dust related lung diseases, including pneumoconiosis, while in Sasol Mining's employment. This claim was followed by two separate but similar claims instituted by single individuals.

        The first lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R82,5 million in total. Sasol Mining is defending the claim.

        The merits of each single claim are not yet clear. There is also some uncertainty as to whether one or more of the claims has become prescribed. Therefore, it is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision has been raised at 30 June 2017.

        Further, from time to time, communities and non-governmental organisations challenge our environmental licences and related applications on the basis of concerns regarding potential health and environmental impacts associated with Sasol's activities.

        For instance, the South African National Environmental Management: Air Quality Act prescribed minimum emission standards, applicable to existing plants which had to be complied with starting on 1 April 2015. Some parts of our operating units in South Africa were not able to comply with the new emission standards, and accordingly, applied for postponements. On 24 February 2015, the Department of Environmental Affairs issued the postponement decisions and an administrative appeal lodged against those by the Legal Resources Centre in South Africa was dismissed by the Minister of Environmental Affairs. Sasol continues to operate under atmospheric emission licences that incorporate these postponement decisions. In those instances where Sasol was granted compliance extensions for less than the five years it initially requested, Sasol has either received or has made application for further postponements. It is uncertain whether these further postponement applications will be granted or whether they will be challenged by third parties and if so, whether any decisions granted in respect thereof can always be successfully defended. In case of a postponement decision being declared invalid, the consequences for Sasol may be material as operating units may be found in non-compliance with the aforementioned Air Quality Act and the associated atmospheric emission licence which may trigger substantial investment requirements or even a cease operation decision by the competent authorities.

Competition law compliance

        Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programme and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications and made disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

        The South African Competition Commission is conducting an investigation into the South African petroleum products industry. Sasol continues to interact and co-operate with the Commission.

        To the extent appropriate, further announcements on competition law matters will be made in future.

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

        Sasol's environmental obligation accrued at 30 June 2017 was R15 716 million compared to R17 128 million at 30 June 2016. Included in this balance is an amount accrued of approximately R5 816 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs, the potential loss in excess of the amount accrued cannot be reasonably determined.

        Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to the results of the operations in the period in which they are recognised. It is not expected that these environmental obligations will have a material effect on the financial position of the group.

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

Empowerment of historically disadvantaged South Africans

Black Economic Empowerment policies and legislation

Broad-based Black Economic Empowerment Act, 53 of 2003

        Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing Broad-Based Black Economic Empowerment (B-BBEE). The key elements of this framework are the B-BBEE Act and the Codes of Good Practice (the new Codes were gazetted on 11 October 2013 and promulgated on 1 May 2015) for B-BBEE issued by the Minister of Trade and Industry in terms of the Act (Codes), as well as the Charters (i.e. the Mining Charter and Liquid Fuels Charter) adopted by the various sectors within which Sasol operates businesses and related scorecards.

        Transformation is an essential part of the group's strategy, and thus our B-BBEE framework and plans have been developed to ensure that measurable progress is made towards sustainable economic transformation. Our approach is intrinsically collaborative and the business works together with all of our stakeholders—customers, partners, suppliers and the public sector, including government. Our approach to transformation is thus much more than just meeting targets and we are committed to constant evaluation of our achievements, as well as tackling challenges and leveraging new opportunities.

        Sasol continues to support the goals of the National Development Plan (NDP) 2030, B-BBEE, Employment Equity and Skills Development Acts. Sasol supports the broader objectives of skills development and has been a significant contributor to skills development and in turn socio-economic development in South Africa over the years. Through various management training programmes, Sasol has notably built a pipeline of black managers who are moving from junior management to middle management positions and have made strides in this area. Furthermore Sasol provides support to small, medium and micro-sized enterprises (SMMEs) which includes loan funding to majority black-owned suppliers through the Sasol Siyakha Enterprise and Supplier Development Fund and, business development and incubation support through our Sasol Business Incubator located in Sasolburg. Being a credible corporate citizen and member of the communities in which we operate is at the core of our approach to our socio-economic development contribution. As a result, we have realigned our social investments towards programmes that enable access to quality education; stimulate local economic development and job creation, bolster the pool of technical, vocational and science, technology, engineering and mathematics-related skills; facilitate collaboration to advance the delivery of municipal services; and promote the protection of the environment.

        Our most recent certification issued in April 2017 remained at a contributor status of level 8 and represents a key milestone in our transformation efforts, with year on year improvements once again being realised across most pillars of the scorecard.

        Sasol continues to entrench transformation within the organisational culture, enhancing its commitment as a corporate citizen.

Sasol Inzalo share transaction

        In 2008, Sasol entered into the Sasol Inzalo black economic empowerment (BEE) share transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction, to its employees and a broad-based group of black South Africans (BEE participants). This transaction will contractually unwind during the period June to September 2018. Refer to

"Item 18—Annual Financial Statements—Note 34—Share based payment reserve".

The revised Mining Charter

        The revised Mining Charter requires mining companies to meet various criteria intended to promote meaningful participation of HDSAs in the mining sector.

        The revised Mining Charter was published on 15 June 2017. The revised Mining Charter is intended to ensure alignment between the B-BBEE Act and the Mining Charter. The revised Mining Charter introduces a number of new requirements which may have a material adverse effect on Sasol. The increase of Black shareholding in respect of prospecting rights, from 26% to 51%, will impact on existing prospecting rights under application or renewal and the transfer of prospecting rights recently acquired. The introduction of various categories of shareholders, that must be included in any future Black economic empowerment transactions, as well as the increase in the minimum required Black shareholding from 26% to 30%, will have an impact on future applications for mining rights. The holder of a mining right granted after 15 June 2017 will be required to pay 1% of annual turnover to its Black shareholders, prior to and over and above any distributions to shareholders, which may have a significant financial impact on Sasol. The revised Mining Charter determines that the "once empowered always empowered" principle is not applicable which means, for instance, that in the event any existing B-BBEE shareholders decide to sell their shares, the company would be required to look for new B-BBEE shareholders, who in turn might require Sasol-assisted financing for their purchases of such shares. The revised Mining Charter also introduces the contribution of funds to the Mining Transformation and Development Agency, still to be established. Stringent requirements in respect of procurement, supplier and enterprise development are set, which includes compulsory procurement of 80% of services from Black-owned (50% + 1 vote) companies, Black-female and Black youth-owned companies.

        The Chamber of Mines applied to the High Court for an urgent interdict to suspend the implementation of the revised Mining Charter until such a time as an application for a judicial review of the revised Mining Charter has been dealt with. The Chamber of Mines also requested the Court to proceed with the application for a declaratory order to determine whether the "once empowered always empowered" principle is still applicable and this application will be heard in the High Court on 9 and 10 November 2017. The Minister of Mineral Resources announced that it would not implement the revised Mining Charter pending the completion of the litigation. Sasol is assessing the impact of the revised Mining Charter on its business.

The Mineral and Petroleum Resources Development Amendment Bill

        The Mineral and Petroleum Resources Development Amendment Bill (the MPRDA Bill) was introduced during June 2013 after it went through the parliamentary process. The MPRDA Bill was sent back by the President to Parliament for reconsideration based on certain concerns about the MPRDA Bill's constitutionality. The MPRDA Bill was reviewed and amended. The legislative process is currently still ongoing.

        The MPRDA Bill contains certain provisions that may have a material negative effect on the mining industry. These include elevating the Codes of Good Practice for the South African Minerals Industry, the Housing and Living Conditions Standards for the Mineral Industry and the Amended Broad-Based Socio Economic Empowerment Charter for the South African Mining and Minerals Industry to the status of legislation without such documents having followed the normal route to create legislation. Another potential negative material effect on the mining industry is linked to the obligation on mining companies to sell a certain percentage of their production to local beneficiaries at a so-called "mine gate price" which price will most likely be lower than the price that the producer can sell the minerals for in the open market.

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

        Tshwarisano's shareholding is fully unencumbered after it settled the last of its debt relating to its equity shareholding in February 2016. In September 2016 and March 2017, Tshwarisano disbursed R132,7 million in dividends to the Batho Trust, which consists of broad-based beneficiaries, including several non-profit organisations.

        The Charter further provides for the evaluation by the Department of Energy, from time to time, of the industry's progress in achieving the objectives of the Charter. Given the fact that the aforementioned 10-year period had run its course, the Department of Energy initiated a compliance audit in respect of the Charter in the latter part of the 2010 calendar year. Sasol Oil's compliance with the Charter was audited during the first half of the 2011 calendar year and the final industry report, albeit that the written report has not yet been issued to industry, has been discussed with industry by the Department of Energy on an aggregated basis. Together with the other members of the South African Petroleum Industry Association (SAPIA), Sasol Oil is involved in the ongoing engagements with the Department of Energy regarding the status and possible review of the Liquid Fuels Charter in the context of section 12 of the Broad-based Black Economic Empowerment Act, 53 of 2003, which provides for the development and promulgation of transformation charters to apply to a particular sector of the economy. In addition to the aforementioned engagement of industry with the Department of Energy, engagements are also ongoing between the Department of Energy and the Department of Trade and Industry relating to a possible revised charter or alignment of the Liquid Fuels Charter with the B-BBEE Codes for the liquid fuels industry. To date no draft or revised charter has been completed or published. Consequently, any effect of such future regulation on Sasol cannot be assessed yet.

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

Mining rights

        Sasol Mining is the holder of mining rights in terms of the Mineral and Petroleum Resources Development Act, 2002, in respect of its operations in the Mpumalanga and Free State provinces in South Africa.

        The current mining rights have been granted until 2040, and can be renewed for further periods of 30 years at a time depending on the approval of the competent authorities and the applicable legal framework at that point in time.

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

Environmental regulation

        The Constitution of the Republic of South Africa (the Constitution) contains the underlying right which must be given effect to by environmental legislation in South Africa. The South African National Environmental Management Act is therefore the framework Act which primarily aims to give effect to the Constitutional environmental right. It also underpins specific environmental management acts, such as the National Environmental Management: Waste Act, the National Water Act and the National Environmental Management: Air Quality Act which all, in turn, regulate specific environmental media and the associated regulation of potential impacts thereon. The National Environmental Management: Waste Act also specifically regulates the process for management of contaminated land. These Acts also provide for enforcement mechanisms as well as provisions for the imposition of criminal sanction. These also apply to mining activities.

        Apart from its international commitments, climate change mitigation regulation in South Africa is still being developed. Sasol continues to engage with the South African government on the development of pollution prevention plans, a draft Carbon Tax Bill as well as the imposition of mandatory carbon budgets. Sasol has received and agreed to the carbon budget allocated to it, which is in place until 2020. Mandatory greenhouse gas reporting will begin in 2018, although the regulations pertaining thereto were published in 2017. Sasol's engagement focuses on the need for alignment of mitigation instruments in an effort to create long-term policy certainty.

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

Germany and Italy

        In Germany and Italy, we operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and waste. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment. The objectives and requirements of these legal frameworks are largely consistent with that of the South African Framework, although more established and pervasive in some respects.

Hazardous substances

        Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Acts, and related ordinances on the Prohibition of Certain Chemicals and Hazardous Incidents. All hazardous substances are subject to the requirements of the European Union (EU) Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) Regulation, including requirements for registration and notification obligation before these substances can be brought onto the market. Hazardous substances and mixtures must be classified, labelled and packed in accordance with the EU classification, labelling and packaging regulation. Further regulations prohibiting and limiting manufacture, marketing and use also apply.

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

        Regulation relating to climate change in the US at federal level is currently uncertain given the announced policies of the Trump administration. However, in most states, climate change regulation continues to be developed.

Canada

Oil and natural gas production

        The British Columbia (BC) Petroleum and Natural Gas Act and Environmental Management Act are the primary sources of regulatory controls over our natural oil and gas-producing areas in Canada. The acts and supporting legislation are administered by the BC Oil & Gas Commission to regulate the oil and gas industry and ensure public safety, environmental protection, conservation of petroleum resources and equitable participation in production. Regulations aimed at achieving methane reductions have recently been published.

        In late 2016, the Canadian federal government announced a national carbon price programme which will require all provinces and territories to have carbon pricing initiatives in effect by 2018 at a minimum of CAD10/tonne of CO2 equivalent emissions, to increase by CAD10/tonne annually until it reaches CAD50/tonne in 2022. The introduction of the national carbon price programme should have a relatively minor financial impact on Sasol's Canadian operations.

Mozambique

        A National Environmental Policy (Resolution 5/95) is the government document outlining the priorities for environmental management and sustainable development in Mozambique, including the required legal framework. The Environmental Law (Law 20/1997) provides a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Regulations on Environmental Impact Assessment (Decree 54/2015) set forth the procedures applicable for the granting of environmental licences.

        The Environmental Regulations for Petroleum Operations (Decree 56/2010) apply to petroleum operations including exploration, development, production, transport, storage and marketing of petroleum products.

        Regulations on Environmental Quality and Emission Standards (Decree 18/2004—amended by Decree 67/2010) aim to establish the standards for environmental quality and for effluents release in order to assure the effective control and maintenance of the admissible standards of concentration of polluting substances on the environmental components. This is supplemented by specific regulations on solid waste and water quality management.

        The Petroleum Act (Law 21/2014) and the Petroleum Operations Regulations (Decree 34/2015) requires holders of exploration and production rights to conduct petroleum operations in compliance with environmental and other applicable legislation. The law makes provision for compensation to be paid under general legislation by the holder of a right to conduct petroleum operations to persons whose assets are damaged. The law establishes strict liability for the holder of the right who causes environmental damage or pollution.

Gabon

Natural oil and gas activities

        The primary legislation in Gabon governing oil and gas activities is the Hydrocarbon Law (law No. 011/2014) which established a new regime governing hydrocarbons exploration, exploitation and transportation activities, in compliance with environmental and other applicable legislation. Existing production sharing contracts remain in force until their expiry and will remain governed by the previous law (law No. 14/1982), with the exception of a limited number of additional obligations under the new regime such as a natural gas flaring prohibition.

Other countries

        In a number of other countries, we are engaged in various activities that are impacted by local and international laws, regulations and treaties. In Malaysia, China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and waste. In the United Arab Emirates, Nigeria and other countries, we are involved, or are in the process of becoming involved, in exploration, extraction, processing or storage and transportation activities in connection with feedstock, products and waste relating to natural oil and gas, petroleum and chemical substances.

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

        Sasol South Africa (Pty) Ltd, a wholly owned subsidiary in the Sasol group and a company incorporated in the Republic of South Africa, primarily holds our operations located in South Africa. A number of other subsidiaries incorporated in the Republic of South Africa, including Sasol Oil (Pty) Ltd, Sasol Mining Holdings (Pty) Ltd, Sasol Middle East and India (Pty) Ltd and Sasol Africa (Pty) Ltd, hold our interests in operations in South Africa, other parts of Africa and the Middle East. Sasol Financing (Pty) Ltd, responsible for the management of cash resources and investments, is wholly owned and incorporated in the Republic of South Africa.

        Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, primarily holds our interests in companies incorporated outside South Africa, including Sasol European Holdings Limited (United Kingdom), Sasol Wax International GmbH (Germany), Sasol (USA) Corporation (United States), Sasol Holdings (Asia Pacific) (Pty) Ltd (South Africa), Sasol Chemical Holdings International (Pty) Ltd (South Africa), Sasol Canada Holdings Limited (Canada) and their subsidiaries.

        See Exhibit 8.1 for a list of our significant subsidiaries and significant jointly controlled entities.

4.D Property, plants and equipment

        Refer to "Item 18—Annual Financial Statements—Note 16—Property, plant and equipment" for further information regarding our property, plant and equipment.

Mining

Coal mining facilities

        Our main coal mining facilities are located at the Secunda Mining Complex, which consists of underground collieries (Bosjesspruit, Brandspruit, Impumelelo, Middelbult, Shondoni shaft, Syferfontein, and Twistdraai, Thubelisha shaft) and the Sigma complex consisting of the Mooikraal colliery near Sasolburg.

        For detail regarding the cost of the assets in our coal mining facilities, refer to the segmental information contained in "Item 18—Annual Financial Statements—Note 16—Property, plant and equipment".

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

        Mining operates seven mines for the supply of coal to the Secunda Synfuels Operations, Sasolburg Operations (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

				Production (Mt)(3)
			Nominated capacity per year (Mt)(2)
Colliery	Location	Market		2017(4)	2016	2015
Bosjesspruit	Secunda	Secunda Synfuels Operations	7,1	6,1	6,6	7,3
Brandspruit	Secunda	Secunda Synfuels Operations	3,3	2,8	5,3	7,0
Impumelelo	Secunda	Secunda Synfuels Operations	3,6	2,2	1,7	—
Middelbult, Shondoni shaft	Secunda	Secunda Synfuels Operations	7,9	6,5	7,6	6,9
Syferfontein	Secunda	Secunda Synfuels Operations	11,3	10,9	11,1	10,6
Twistdraai, Thubelisha shaft	Secunda	Export/Secunda Synfuels Operations(1)	8,9	7,9	8,2	7,5
Sigma : Mooikraal	Sasolburg	Sasolburg Operations	1,9	1,2	1,8	1,9

				37,6	42,3	41,2

Production tons per continuous miner (mining production machine) per shift (t/cm/shift)				1 147	1 322	1 367

(1)
The secondary product from the export beneficiation plant is supplied to Secunda Synfuels Operations.

(2)
The nominated capacity of the mines is the expected maximum production of that mine during normal operating hours, and does not represent the total maximum capacity of the mine.

(3)
Production excludes externally purchased coal.

(4)
The decrease in production volumes is primarily due to the impact of labour actions at our Secunda mining operations in the first half of 2017.

Processing operations

        Coal export business—Secunda operations.    We started the coal export business in August 1996. Run of mine coal is sourced from the existing East shaft of Twistdraai Colliery (formerly East, West and Central shafts) and the Thubelisha shaft (nominated capacity 8,9 Million tons (Mt)). The export beneficiation plant has a design throughput total capacity of 10,5 Mt per annum. In 2017, we produced 7,9Mt from Twistdraai, Thubelisha shaft; of which we beneficiated 7,3Mt.

        The run of mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai shafts. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

        Mining has a 4,2% shareholding in RBCT, which corresponds to the existing entitlement of 3,6Mt per year. Actual export volumes for 2017 were 3,03 Mt. For the foreseeable future, we anticipate exports of approximately 3,30Mt per year.

        Sasol Coal Supply—Secunda Operations.    Sasol Coal Supply operates the coal handling facility between Mining and Secunda Synfuels Operations by stacking and blending coal on six live stockpiles. The overland conveyors from the mining operations to the coal handling facility are, in total, 100 kilometres (km) long and also form part of the Sasol Coal Supply operation.

        The operation has a live stockpile capacity of 720 000 tons, which is turned over around 1,2 times per week. In addition, there is a targeted strategic stockpile capacity of more than 2,0Mt. The objectives of this facility are:

  •
  to homogenise the coal quality supplied to Secunda Synfuels Operations;

  •
  to keep mine bunkers empty;

  •
  to keep the Secunda Synfuels Operations bunkers full with a product that conforms to customer requirements;

  •
  to maintain a buffer stockpile to ensure even supply; and

  •
  to perform a reconciliation of business with regard to quantity and quality.

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

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 89,26% (2016—89,41%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

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

Reserve estimation (remaining reserves at 31 March 2017)

        We have approximately 3,7 billion tons (Bt) (2016—3,7 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,2 Bt (2016—1,2 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 that follows. Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda Synfuels Operations and the majority of the Twistdraai, Thubelisha shaft reserves which will be exported. The reserve disclosure in this section includes Mining's total coal resources and reserves available for mining operations in Secunda. These reserves have not been adjusted for the synthetic oil reserves reported in the supplemental oil and gas information. The different reserve areas are depicted on the map on page M-1, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2017, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield(4) (%)	Proved/ probable
Middelbult mine, number 4 seam	666	90	168	45	206	100	Proved
Middelbult mine, number 2 seam	61	13	8	39	19	100	Probable
Bosjesspruit mine	218	9	92	49	76	100	Proved
Bosjesspruit mine	—	—	—	—	33	100	Probable
Twistdraai mine	7	1	3	35	1	P43,S23	Proved
Syferfontein mine	219	16	54	39	86	100	Proved
Brandspruit mine	43	1	34	44	3	100	Proved
Twistdraai Thubelisha shaft	692	179	117	55	250	P34,S38	Proved
Impumelelo, Block 2, number 4 seam	703	49	99	54	230	100	Proved
Impumelelo, Block 2, number 2 seam	384	27	118	54	63	100	Probable
Block 2 South, number 4 seam	363	98	48	54	123	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	58	52	100	Probable

Total Secunda area	3 630				1 187

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

(4)
The P% of P43 and P34 refers to the export product yield from the recoverable coal reserve and the S% of S23 and S38 refers to secondary product yield, which will be supplied to the Sasol Synfuels Operations. The balance of this is discard material.

(5)
Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

Table 2.

Coal qualities, on an air dry basis, in respective coal reserve areas, where Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis)
Middelbult mine	Wet	4,2	n/a	Assigned	Steam	21,3	0,9
Bosjesspruit mine	Wet	3,8	n/a	Assigned	Steam	18,8	0,8
Twistdraai mine	Wet	3,8	n/a	Assigned	Steam	20,8	1,1
Syferfontein mine	Wet	5,5	n/a	Assigned	Steam	21,4	0,8
Brandspruit mine	Wet	3,8	n/a	Assigned	Steam	17,6	1,3
Twistdraai, Thubelisha shaft	Wet	4,3	n/a	Assigned	Steam	20,5	1,1
Impumelelo, Block 2, number 4 seam.	Wet	4,1	n/a	Assigned	Steam	18,1	1,2
Impumelelo, Block 2, number 2 seam	Wet	3,7	n/a	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (as received) basis MJ/kg	Sulphur (as received basis)
Middelbult mine	Wet	4,2	4,5	Assigned	Steam	20,3	0,9
Bosjesspruit mine	Wet	3,7	4,0	Assigned	Steam	18,1	0,9
Twistdraai mine	Wet	3,8	3,6	Assigned	Steam	20,0	1,1
Syferfontein mine	Wet	5,5	4,7	Assigned	Steam	20,5	0,8
Brandspruit mine	Wet	3,7	3,7	Assigned	Steam	16,9	1,2
Twistdraai, Thubelisha shaft	Wet	4,2	4,3	Assigned	Steam	19,6	1,0
Impumelelo, Block 2, number 4 seam	Wet	4,1	3,7	Assigned	Steam	18,0	1,1
Impumelelo, Block 2, number 2 seam	Wet	3,7	3,7	Assigned	Steam	17,5	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,0	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,2	0,7
Block 3 South	Wet	3,4	3,6	Unassigned	Steam	21,8	0,7

Criteria for proved and probable

        Over and above the definitions for coal reserves, probable coal reserves and proved coal reserves, set forth in Industry Guide 7, promulgated by the US Securities and Exchange Commission, we consider the following criteria to be pertinent to the classification of the reserves:

        Probable reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration, where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Probable reserves can be estimated with a lower level of confidence than proved coal reserves. Currently this classification results in variable drill spacing depending on the complexity of the area being considered and is generally less than 500m, although in some areas it may extend to 800m. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash and volatile content.

        Proved reserves are those reserves for which the drill hole spacing is generally less than 350m, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.

Legal rights on coalfields

        Our subsidiary, Sasol Mining (Pty) Ltd, is the holder of various prospecting and mining rights in respect of the areas where we operate in Mpumalanga and the Free State. These prospecting and mining rights are granted by the State acting as custodian of South Africa's mineral and petroleum resources in accordance with the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002. In respect of the Secunda Complex, the mining right which covers an area of 168 439 hectares, became effective on 29 March 2010 and remains valid for a period of 30 years and comprises the total reserve area shown in table 1 and on page M-1. The Secunda Complex mining right was amended to incorporate additional reserves areas which were acquired to extend the life of the mining operations. The amended mining right is yet to be registered in the Mineral and Petroleum Titles Registration Office. Sasol Mining has also taken transfer of a mining right located directly adjacent to the Secunda complex mining right. This registered mining right covers an additional 2 476 hectares and remains valid for a period of twenty years from 23 December 2015.

        In respect of the Mooikraal Colliery near the town of Sasolburg in the Free State, the two mining rights which became effective on 29 March 2010 were consolidated into a single mining right covering approximately 6 647 hectares. The consolidated mining right remains valid for a period of 30 years and is yet to be registered in the Mineral and Petroleum Titles Registration Office. The validity period of our mining rights may, on application to the Department of Mineral Resources, be renewed for further periods not exceeding 30 years each. The revised Mining Charter was published on 15 June 2017. The Chamber of Mines applied to the High Court for an urgent interdict to suspend the implementation of the revised Mining Charter until such a time as an application for a judicial review of the revised Mining Charter has been dealt with.

Exploration and Production International (E&PI)

Natural Oil and Gas Operations

        Our natural oil and gas operations are managed by our Exploration and Production International (E&PI) business unit. E&PI's principal activities are the exploration, appraisal, development and production of hydrocarbon resources. Currently we hold equity in three producing assets with proved reserves in Mozambique, Canada and Gabon and one non-producing asset in Mozambique. We also have equity in exploration licences in Mozambique, Australia, Nigeria and South Africa.

        In the narrative sections below, unless stated otherwise, all quantitative statements refer to gross figures. The tabular information which follows after the narrative provides:

  •
  Total gross and net developed and undeveloped acreage of our natural oil and gas assets and exploration licences by geographic area, at 30 June 2017

  •
  The number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled or temporarily suspended, at 30 June 2017

  •
  Capitalised natural oil and gas exploratory well costs at the end of the last three years and information about the continued capitalisation of natural oil and gas exploratory well costs at 30 June 2017

  •
  Details about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells, at 30 June 2017

  •
  Average sales prices and production costs, of natural oil and gas.

        Refer to the "Supplemental Oil and Gas Information" on pages G-1 to G-6 for:

  •
  Costs incurred in natural oil and gas property acquisition, exploration and development activities, for the last three years

  •
  Capitalised costs relating to natural oil and gas activities, for the last three years

  •
  The results of operations for natural oil and gas producing activities, for the last three years

  •
  Natural oil and gas proved reserves and production quantity information, for the last three years

  •
  Standardised measures of discounted future net cashflows relating to natural oil and gas proved reserves, for the last three years

  •
  Changes in the standardised measures of discounted future net cashflows relating to natural oil and gas proved reserves, for the last three years.

        The maps on page M-2 show E&PI's global footprint and the location of our assets and exploration licences.

Mozambique

Licence Terms

Development and Production Assets

        In Mozambique, we have interests in two onshore assets, one of which is producing, with proved reserves. The other asset consists of two areas under development and other reservoirs that are being assessed for commerciality.

        The producing asset is the Pande-Temane Petroleum Production Agreement (PPA) licence (302,2 thousand developed net acres). Our subsidiary, Sasol Petroleum Temane Limitada (SPT), the operator, holds a 70% working interest in the PPA. The PPA expires in 2034, and carries two possible five-year extensions. There is no requirement to relinquish any acreage until the expiry of the PPA.

        The other asset is the Pande-Temane Production Sharing Agreement (PSA) licence (442,8 thousand undeveloped net acres). Our subsidiary, Sasol Petroleum Mozambique Limitada (SPM), the operator, holds a 100% working interest, which will be reduced to 70% (with a corresponding reduction of 132,8 thousand undeveloped net acres) on completion of a 30% farm-down of our equity, for which a term sheet was signed with Empresa National de Hidrocarbonetos de Moçambique (ENH), the national oil company of Mozambique on 21 June 2017. Under the terms of the current PSA licence, ENH is also entitled to a calculated share of production.

        The two PSA development areas covered by development and production periods until 2041 for the oil development (125,9 thousand undeveloped net acres) and 2046 for the gas development (157,3 thousand undeveloped net acres), are being developed in accordance with the Phase 1 field development plan approved by the Mozambican authorities in January 2016. The remaining PSA area (159,6 thousand undeveloped net acres) is covered by a five-year commercial assessment period (CAP) ending in February 2018, which will be followed by a further five-year CAP upon application. Thereafter, the retention of reservoirs in the CAP area is contingent on a declaration of commerciality and field development plan approval by the Mozambican government.

Exploration

        We also have interests in two exploration licences, one offshore and the other onshore, and two licences which are in the process of being negotiated.

        The offshore exploration licence comprises the shallow water parts of the Exploration and Production Concession Blocks 16 and 19. Our subsidiary Sasol Petroleum Mozambique Exploration Limitada (SPMEL), the operator, holds an 85% working interest (622,7 thousand undeveloped net acres) and ENH has a 15% interest that is carried until field development. Petroleum operations in the licence were suspended in 2008 and will remain so until the Strategic Environmental Assessment (SEA), commissioned by the Mozambique government, is made public. We have retained our interest in the licence with a view to defining a future work programme when the outcome of the SEA is known.

        The onshore exploration licence is the Exploration and Production Concession Area A. Our subsidiary SPMEL, the operator, holds a 50% working interest and ENH has a 10% interest that is carried until field development. ENH is also entitled under the terms of the Area A licence to a calculated share of production. In April 2017, the government agreed that the second period (which ended in May 2017) commitment well could be completed in the third period (which ends in May 2019), and confirmed the third period commitment to acquire 2D seismic had been fulfilled. A further 20% of the licence area was relinquished in May 2017, at the end of the second period. Retention of the remaining area (620,7 thousand undeveloped net acres) at the end of the third period in May 2019, is contingent on a declaration of commerciality and field development plan approval by the Mozambican government.

        In October 2015, the authorities announced the results of the Fifth Mozambique Licensing Round in which our subsidiary SPMEL and our partners were successful. On completion of negotiations for Exploration and Production Concession contracts, SPMEL will hold a 70% working interest, as operator, in the onshore Pande-Temane Area PT5-C (521,0 thousand undeveloped net acres), and a 25,5% working interest (324,2 thousand undeveloped net acres) in the offshore Angoche Area A5-A, which will be operated by Eni Mozambico S.p.A.

Activities

        In the Pande-Temane PPA asset, a minor de-bottlenecking project, which increased the capacity of the Central Processing Facility (CPF) to 491 million standard cubic feet per day, was completed in February 2017. Additionally, 42 square kilometres (km2) of 3D seismic data was acquired over Pande in 2017.

        Present activities in the Pande-Temane PPA asset include infill drilling projects and compression projects that will lower the inlet pressure at the CPF. Well planning activities are being undertaken for the first infill well (scheduled to be operational in 2018), and detailed design and engineering work is progressing on phase two compression (scheduled to be operational in 2019). These projects will be followed by additional infill wells and phase three compression. These projects are necessary to maintain production as the reservoirs deplete and are in accordance with the approved field development plan.

        In the Pande-Temane PSA development areas, six development wells were drilled and completed in 2017 with a further three wells scheduled to be drilled in 2018. These wells are part of the 12 producing well development programme, representing the initial development of four oil and gas reservoirs, in the approved field development plan. The field development plan also envisages the capacity of the PPA CPF to be increased to 633 million standard cubic feet per day gas. The light oil production rates are anticipated to realise between the low and mid-point of the range presented in the FDP. This has triggered a review of the development programme and the design basis of the Liquids Processing Facility (LPF) to be constructed adjacent to the CPF. The cost of the development plan is US$1,4 billion covering expansion of the CPF, construction of the LPF and flowlines and the initial drilling programme. US$211,7 million has been spent to end 2017 comprising drilling costs, civil engineering works, detailed engineering and subsurface modelling.

        During PSA development drilling, additional hydrocarbons were encountered in horizons, that were not the prime targets. A discovery notice and appraisal programme was submitted to the Mozambique government in order to mature these resources. In the PSA CAP areas, evaluation and well planning activities have progressed, with the aim of drilling two wells in 2018.

        Additionally in the PSA, 125 km2 of 3D seismic data and 120 km of 2D seismic data were acquired in 2017.

        In the Area A exploration licence, drilling activities for the commitment well (Babane-1) commenced in May 2017. The target reservoir sands were penetrated but no hydrocarbon-bearing zones were encountered. Demobilisation from the Babane-1 well was completed on 10 July 2017.

Capitalised Exploratory Well Costs

        At 30 June 2017, there were no exploratory wells costs capitalised in the Pande-Temane PPA asset or in the two development areas in the Pande-Temane PSA asset.

        In the Pande-Temane PSA CAP area, exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling, amounting to R276,3 million (US$18,7 million); these costs relate to the exploration drilling activities conducted and completed in 2008, and the follow up activities which continued in 2017.

        At 30 June 2017, R14,0 million exploratory well costs remained capitalised for Area A.

Facilities and Productive Wells

        Natural gas and condensate is produced from the Pande-Temane PPA asset, at the CPF on a site of approximately 400 000 square metres, that is located some 700 kilometres north of Maputo, the capital of Mozambique. Production from the Temane and Pande fields, which are managed as a single operational field, is routed from production wells via in-field flowlines and pipelines to the CPF. The design capacity of the CPF is 491 million standard cubic feet per day sales gas together with small amounts of associated condensate.

        At 30 June 2017, there were 20 productive wells in the PPA asset.

Delivery Commitments

        Gas produced from the Pande-Temane PPA asset, other than royalty gas provided to the Mozambican government, is supplied in accordance with long-term Gas Sales Agreements (GSAs). The gas produced in accordance with GSA1, signed on 27 December 2002 (25 years contract term), and GSA2, signed on 10 December 2008 (20 years contract term), is sold internally for use as part of the feedstock for our chemical and synthetic fuel operations in South Africa, with a base case supply of 120 PJ/a (108,86 bscf/a) and 27 PJ/a (24,49 bscf/a) respectively. There are four GSA3 20-year contracts, that supply gas to the Mozambique market. These satisfy a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas Company S.A from 1 July 2014 for 8 PJ/a (7,26 bscf/a), ENH-Kogas from 1 March 2013 for 6 PJ/a (5,44 bscf/a), Central Termica de Ressano Garcia S.A. from end-February 2015 for 11 PJ/a (9,98 bscf/a) and ENH effective from 1 June 2015 for 2PJ/a (1,81 bscf/a).

        Infill drilling and compression projects, which will convert proved undeveloped reserves from the PPA into proved developed reserves in order to meet near-term delivery commitments are under way. Additional steps are under consideration in order to ensure commitments can be met to the end of the contracts.

        PPA condensate is currently sold to Petróleos de Moçambique, S.A. (Petromoc), who transports the condensate by truck from the CPF, for export via the port of Beira. The contract expires in July 2018 after which the condensate will be sold to a buyer selected by competitive tender.

Proved Reserves

        Our Mozambique proved reserves are contained in the Pande-Temane PPA asset. These represent the net economic interest volumes that are attributable to Sasol after the deduction of petroleum production tax. The primary sales product for the PPA is natural gas, with minor amounts of associated liquid hydrocarbons.

Changes to proved reserves

        There was a reduction in proved gas reserves due to production of 116,4 billion cubic feet.

Changes to proved developed reserves

        Proved developed gas reserves decreased by 27,5 billion cubic feet to 710,7 billion cubic feet. The decrease was due to production which was partly offset by revisions resulting from an improved calibration of the integrated production system model of future recovery.

Proved undeveloped reserves converted to proved developed reserves

        No reserves were converted from undeveloped to developed during 2017.

Changes to proved undeveloped reserves

        Proved undeveloped gas reserves decreased by 43,3 billion cubic feet to 429,0 billion cubic feet. This was due to the improved calibration of the integrated production system model which resulted in a reclassification of some proved reserves from undeveloped to developed.

        No resources were matured to undeveloped reserves in 2017.

Proved undeveloped reserves remaining undeveloped

        Proved undeveloped gas reserves, presently estimated to be 429,0 billion cubic feet, have remained undeveloped in the Pande-Temane PPA asset for the last eleven years. The total proved volume (developed plus undeveloped) represents gas that will be recovered as part of the approved field development plan and which is required to satisfy existing gas sales agreements. In order to optimise the timing of capital expenditure, required to convert undeveloped reserves to developed reserves, E&PI regularly studies production performance and reviews its plan for installation of additional compression and wells. The first infill well and phase two compression are scheduled to be operational respectively in 2018 and 2019. These projects will be followed by additional infill wells and phase 3 compression.

Rest of Africa (outside Mozambique)

Licence Terms

Gabon

Development and Production

        In Gabon, our subsidiary Sasol Gabon S.A. holds a 27,75% working interest in the Etame Marin Permit (EMP) asset, which is a producing asset with proved reserves. VAALCO Gabon S.A. is operator of the asset, under the terms of the EMP Exploration and Production Sharing Contract.

        The EMP contract area comprises three 10-year Exclusive Exploitation Authorisations (EEAs), each with two five-year renewal periods available on request and subject to Government decree. The Etame EEA first five-year renewal period expired in July 2016 and an application for the second five-year renewal period, which was submitted in April 2016 is pending approval from the Government. The Avouma EEA is currently in the first five-year renewal period to March 2020. The initial ten-year period of the Ebouri EEA expired in June 2016 and an application for the first five-year renewal period, which was submitted in March 2016, is also pending approval. The current production plan assumes the EEA renewals will be granted with no change in contract terms.

  •
  Etame EEA: 3,4 thousand developed net acres, 2001-2021

  •
  Avouma EEA: 3,6 thousand developed net acres, 2005-2020 + one five-year extension (to March 2025)

  •
  Ebouri EEA: 1,0 thousand developed net acres, 2006-2021 + one five-year extension (to June 2026)

Exploration

        Our subsidiary Sasol Gabon S.A. has executed a farm-in agreement with Perenco Oil and Gas Gabon S.A for a 40% working interest in the DE 8 permit offshore Gabon (245,7 thousand undeveloped net acres). As at 30 June 2017, the transaction was subject to the satisfaction of certain conditions. The licence is in the second exploration period, which expires in December 2017 and includes one commitment well.

South Africa

        In South Africa, we have interests in one exploration licence and one licence which is subject to negotiation.

        Our subsidiary Sasol Africa (Pty) Ltd holds a 60% working interest in the ER236 licence, offshore in the Durban Basin, which is operated by Eni South Africa BV. At the end of the first exploration period in November 2016, 20% of the licence was relinquished (9 740,3 thousand undeveloped net acres remaining) and on 11 July 2017 the Petroleum Agency South Africa (PASA) granted entry into the second exploration period which expires in July 2019. The work programme commitments for the first two exploration periods have been met.

        In July 2015, our subsidiary Sasol Africa (Pty) Ltd and The Petroleum Oil and Gas Corporation of South Africa (SOC) Limited (PetroSA) were invited to commence negotiations for an Exploration Right over the 3A/4A area located offshore in the Orange Basin which was previously covered by a technical co-operation permit. Provided the negotiations are successful, on award of the exploration licence Sasol Africa (Pty) Ltd and PetroSA, the operator, will each hold a 50% working interest (3 129,8 thousand undeveloped net acres).

Nigeria

        Our subsidiary, Sasol Exploration and Production Nigeria Limited (SEPNL), gave notice of our intention to withdraw from the OML 145 licence in Nigeria in May 2015. Government approval is awaited, after which the relinquishment of our working interest will be complete.

Activities

Gabon

        In 2017 two workovers were performed to replace defective electric submersible pumps. These workovers were performed using a hydraulic workover unit, demonstrating the capability to perform such activities at a lower cost than had previously been possible. Present activities in the EMP asset, include well planning activities for a potential drilling and workover programme commencing in 2018 and study work for further development opportunities, including options for crude sweetening.

        In October 2014, the Gabon government issued the findings from an industry-wide audit, performed on its behalf. Fee payment was made in October 2016, as final settlement of amounts due with respect to the EMP asset.

South Africa

        In July 2016 the acquisition of 3D seismic data over the ER236 licence was completed, with data processing completed in May 2017.

Capitalised Exploratory Well Costs

        At 30 June 2017, there were no exploratory well costs capitalised in our Gabon asset and South Africa or Nigeria exploration licences.

Facilities and Productive Wells

        Oil is produced from the EMP asset facilities, located some 35-kilometres offshore southern Gabon, which consist of four wellhead platforms, subsea flowlines and a floating production, storage and off-loading vessel (FPSO), managed as a single operational field. Oil from the Etame, Avouma and Ebouri, EEAs, is produced by means of a combination of subsea and platform wells which are connected by pipelines to the FPSO. The FPSO is contracted from and operated by Tinworth Pte. Limited. The processed oil is stored in tanks on the FPSO prior to export by shipping tanker.

        At 30 June 2017, there were 11 productive wells across the three EEAs.

Delivery Commitments

        Oil produced from the Gabon EMP asset is marketed internationally on the open market. The oil is sold under a short-term Crude Oil Sale and Purchase Agreement (COSPA) which is renewed periodically. The current COSPA, with Glencore Energy UK Limited as buyer, has been extended to 31 January 2018. The COSPA is expected to be further extended or re-contracted as required on terms not dissimilar to the current contract.

Proved Reserves

        Our Rest of Africa proved reserves are contained in the EMP asset, offshore Gabon. These represent the net economic interest volumes attributable to Sasol after application of the licence terms, including the deduction of royalty. The primary sales product is oil, all gas produced is consumed in operations or flared.

Changes to proved reserves

        There was a reduction in proved oil reserves due to production of 1,3 million barrels.

Changes to proved developed reserves

        Proved developed reserves increased by 0,9 million barrels to 1,7 million barrels. The increase was a result of revisions totalling 2,1 million barrels due to better well performance than previously anticipated and changes in sales prices, partially offset by production. An additional increase of 0,1 million barrels was due to the successful workover of one well which was unproductive in 2016 (at a cost of US$ 2,3 million net to Sasol).

Proved undeveloped reserves converted to proved developed reserves

        No reserves were converted from undeveloped to developed during 2017.

Changes to proved undeveloped reserves

        There were no undeveloped reserves at the beginning of 2017, and no resources were matured to undeveloped reserves in 2017.

Proved undeveloped reserves remaining undeveloped

        There were no reserves remaining undeveloped at 30 June 2017.

North America

Licence Terms

Canada

        In Canada, our subsidiary Sasol Canada Exploration and Production Limited (SCEPL), holds a 50% working interest in the Farrell Creek and Cypress A asset located in British Columbia, which is a producing asset with proved reserves. The asset is operated by Progress Energy Canada Ltd (PECL).

        As at 30 June 2017 Farrell Creek comprised 29 licences and leases and Cypress A comprised 25 licences and leases. The Farrell Creek and Cypress A asset covers an area of 17,9 thousand developed net acres and 38,5 thousand undeveloped net acres, respectively. Acreage retention and the conversion of licences (which carry no production rights) to leases (with production rights) is enabled by drilling commitments, the provincial government's prescribed lease selection and validation process and licence extension applications.

        The decision to retain acreage and convert licences to leases is dependent on the drilling results and ongoing study work. Production, drilling and other retention activities are included in the applicable work programmes so that licences and leases, due to expire before 31 December 2018 are retained (4 licences and leases affected for a total of 2,1 thousand net acres).

Activities

        In June 2016, to responsibly steward the Farrell Creek and Cypress A asset through the low gas price environment, the Progress Sasol Montney Partnership (PSMP) agreed to slow the pace of appraisal and development and significantly reduce activities. The drilling and completion work programme during 2017 was therefore limited to the completion of 10 previously drilled wells, three in Farrell Creek and seven in Cypress A.

        In May 2017 the PSMP confirmed the work programme to 31 December 2017 and approved the drilling of two wells and the completion of one previously-drilled well, all in Cypress A. None of these wells will be productive by the end of the approved work programme.

Capitalised Exploratory Well Costs

        At 30 June 2017, there are no exploratory well costs capitalised in our Canada asset.

Facilities and Productive Wells

        Natural gas and liquids are produced from the Farrell Creek and Cypress A asset by means of production wells, flowlines, gathering lines and processing facilities. Gas from Farrell Creek wells and Cypress A southern wells is processed through facilities owned by SCEPL and PECL, covering a site of approximately 160 000 square metres. Gas from Cypress A northern wells is currently processed and sold through third party production facilities.

        At 30 June 2017, there were 172 productive wells.

Delivery Commitments

        Gas from the Farrell Creek and Cypress A asset is sold into the Western Canada market, under a long-term agreement with PECL, effective until 2024. Pricing is based on the daily realised spot market prices less transportation and marketing fees. A small amount of petroleum liquids is sold under the same agreement.

        Production from Farrell Creek and Cypress A is currently not sufficient to fully utilise contracted gas transportation capacity. Low production in 2017 resulted in continued non-utilised transport charges in the Spectra and TransCanada/NOVA pipelines. PECL, as operator, partially mitigates exposure through placing of non-utilised gas transmission capacity in the gas transmission market. Additionally, a non-utilised capacity of 170 million standard cubic feet per day has been contracted to a third party for the period November 2017 to November 2019.

Proved Reserves

        Our North America proved reserves are contained in the Canada Farrell Creek and Cypress A asset. These represent the net economic interest volumes that are attributable to Sasol before the deduction of royalties. The primary sales product is natural gas, with minor amounts of associated liquid hydrocarbons.

        Full development of the asset will require around 2 900 wells, of which only some 6,5% have been drilled and completed to date. Reserves are limited to those volumes of gas and associated liquid hydrocarbons attributable to Sasol that are forecast to be produced from productive wells together with wells to be drilled and/or completed in the approved work programme.

Changes to proved reserves

        There was a reduction in proved gas reserves due to production of 21,9 billion cubic feet.

Changes to proved developed reserves

        Proved developed gas reserves increased by 14,5 billion cubic feet to 122,4 billion cubic feet. The increase was the result of revisions totalling 21,6 billion cubic feet due to better well performance than previously anticipated and conversion of undeveloped reserves to developed. These increases were partially offset by production.

Proved undeveloped reserves converted to proved developed reserves

        Completion of 10 wells during 2017 resulted in conversion of 14,8 billion cubic feet undeveloped gas reserves to developed reserves. The total cost of this conversion was CAD50,4 million net to Sasol.

Changes to proved undeveloped reserves

        The undeveloped gas reserves at 30 June 2016 were all converted to developed reserves in 2017, and no resources were matured to undeveloped reserves in 2017.

Proved undeveloped reserves remaining undeveloped

        There were no reserves remaining undeveloped at 30 June 2017.

Australasia

Licence Terms

Australia

        In Australia, we have interests in one offshore exploration licence and three onshore exploration licences. Offshore in the North West Shelf of Australia, our subsidiary Sasol Petroleum Australia Limited (SPAL) holds a 30% working interest in the AC/P 52 licence (160,9 thousand undeveloped net acres). The licence is operated by Shell Development Australia (Pty) Ltd.

        Owing to an international boundary dispute, the AC/P 52 licence holders have submitted a Suspension and Extension application to the government requesting a licence period extension to May 2019.

        Onshore in the Beetaloo Basin of Australia's Northern Territory, our subsidiary SPAL currently holds a 35% working interest in the EP76, EP98 and EP117 licences, which are operated by Origin Energy Resources Limited. We are in the process of withdrawing from these licences (1 583,6 thousand undeveloped net acres affected) and government approval of the transfer of our interests is expected to be completed in 2018.

Activities

Australia

        In 2017, in the Beetaloo Basin, a multi-stage fracture stimulation programme was performed on the Amungee NW-1 well, followed by a successful production test. Additionally, one well was drilled.

Capitalised Exploratory Wells Costs

Australia

        At 30 June 2017, there were no exploratory well costs capitalised in our Australian exploration licences.

Tabular Natural Oil and Gas Information

Developed and Undeveloped Acreage

        The table below provides total gross and net developed and undeveloped acreage for our natural oil and gas assets by geographic area at 30 June 2017.

Natural oil and gas acreage concentrations at 30 June 2017	Mozambique(1)	Rest of Africa(2)	North America(1)(2)	Australasia(2)	Total
	thousand acres
Developed acreage
Gross	431,7	28,7	35,7	—	496,1
Net	302,2	8,0	17,9	—	328,1
Undeveloped acreage
Gross	2 416,8	16 233,8	76,9	5 060,7	23 788,2
Net	1 686,2	9 740,3	38,5	1 744,4	13 209,4

(1)
Certain licences in Mozambique and North America overlap as they relate to specific stratigraphic horizons.

(2)
Rest of Africa comprises Gabon and South Africa, North America comprises Canada, Australasia comprises Australia.

Drilling Activities

        The table below provides the number of net wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2017.

Number of wells(2) drilled for the year ended 30 June	Mozambique(1)	Rest of Africa(1)	North America(1)	Australasia(1)	Total
2015
Net development wells—productive(2)	—	0,8	7,5	—	8,3
2016
Net development well—productive(2)	—	0,8	9,0	—	9,8
Net stratigraphic test well—exploratory type(3)	—	—	—	1,0	1,0
As at 30 June 2016
Temporarily suspended wells—gross	—	—	—	—	—
Temporarily suspended wells—net	—	—	—	—	—
2017
Net exploratory wells—productive(2)	—	—	—	—	—
Net exploratory wells—dry(2)	—	—	—	—	—
Net development wells—productive(2)	6,0	—	5,0	—	11,0
Net development wells—dry(2)	—	—	—	—	—
Net stratigraphic test wells—exploratory type(3)	0,5	—	—	0,4	0,9
Net stratigraphic test wells—development type(3)	—	—	—	—	—
As at 30 June 2017
Wells being drilled—gross(4)	—	—	4,0	—	4,0
Wells being drilled—net(4)	—	—	2,0	—	2,0
Temporarily Suspended wells—gross	—	—	—	—	—
Temporarily Suspended wells—net	—	—	—	—	—

(1)
Rest of Africa comprises Gabon and South Africa, North America comprises Canada, Australasia comprises Australia.

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

(4)
The number of wells being drilled includes wells that have been drilled, but have not yet been mechanically completed to enable production.

Capitalised Exploratory Well Costs

        The table below provides details about natural oil and gas exploratory well costs at the end of the last three years, showing additions, costs charged to expense and costs reclassified.

	2017	2016	2015
	(Rand in millions)
Capitalised Exploratory Well Costs
Balance at beginning of year	279,8	1 670,2	1 351,9
Additions for the year	197,7	1 588,7	511,8
Costs incurred	209,6	897,8	583,7
Asset retirement obligation adjustments	(11,9)	690,9	(71,9)
Charged to expense for the year	(189,0)	(320,0)	—
Farm down proceeds	—	(112,0)	—
Exiting of licences	—	—	(200,7)
Costs reclassified to Capital Work in Progress	—	(2 620,3)	—
Translation of foreign entities	1,8	73,2	7,2

Balance at end of year	290,3	279,8	1 670,2

Capitalised Exploratory Well costs Ageing at 30 June 2017	Mozambique (Rand in millions)
1 to 5 years	221,0
over 5 years	58,2
Number of projects	1	(1)

(1)
Project activities for the Pande-Temane PSA CAP area are described above, under Mozambique—Activities.

Oil and Gas Production Facilities and Productive Wells

        We operate production facilities in Mozambique and have non-operating interests in producing assets in Canada and Gabon.

        The table below provides the production capacity at 30 June 2017.

Plant Description	Location	Design Capacity
Central Processing Facility	Pande-Temane PPA, Mozambique	491 MMscf/day gas
Floating, Production, Storage and Offloading facility	Etame Marin Permit, Gabon	25 000 bpd oil
Processing Facilities	Farrell Creek, Canada	320 MMscf/day gas

        The table below provides the number of productive oil and gas wells at 30 June 2017. A productive well is a producing well or a well that is mechanically capable of production.

Number of productive wells 30 June 2017	Mozambique	Rest of Africa(1)	North America(1)	Total
Productive oil wells (number)
Gross	—	11,0	—	11,0
Net	—	3,1	—	3,1
Productive gas wells (number)
Gross	20,0	—	172,0	192,0
Net	14,0	—	86,0	100,0

(1)
Rest of Africa comprises Gabon, North America comprises Canada.

  Proved Reserves and Production

        The proved developed and proved undeveloped reserves of natural oil and gas as at 30 June 2017 and the two previous years along with volumes produced during the year are contained in the Natural Gas and Oil supplemental information, in Table 4, on page G-4.

Sales Prices and Production Costs

        The table below summarises the average sales prices for natural gas and petroleum liquids produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sale prices and production costs (Rand per unit) for the year ended 30 June	Mozambique	North America(2)	Rest of Africa(2)
2015
Average sales prices
Natural gas, per thousand standard cubic feet	30,9	28,3	—
Natural liquids, per barrel	489,5	385,7	614,2
Average production cost(1)
Natural gas, per thousand standard cubic feet	10,0	7,4	—
Natural liquids, per barrel	—	—	308,9
2016
Average sales prices
Natural gas, per thousand standard cubic feet	25,1	20,0
Natural liquids, per barrel	106,4	361,6	574,3
Average production cost(1)
Natural gas, per thousand standard cubic feet	3,9	9,1	—
Natural liquids, per barrel	—	—	489,4
2017
Average sales prices
Natural gas, per thousand standard cubic feet	23,0	24,3	—
Natural liquids, per barrel	166,1	338,7	653,2
Average production cost(1)
Natural gas, per thousand standard cubic feet	3,2	2,4	—
Natural liquids, per barrel	—	—	389,0

(1)
Average production costs per unit of production are calculated according to the primary sales product.

(2)
Rest of Africa comprises Gabon, North America comprises Canada

Supplemental oil and gas information

        Supplemental oil and gas information: See "Item 18—Financial Statements—Supplemental Oil and Gas Information" for supplemental information relating to natural oil and gas producing activities.

Energy—Plants and Facilities

Our facilities in South Africa

        Our main manufacturing facilities are located at Secunda Synfuels Operations. Additionally the Natref refinery, based in Sasolburg, is approximately 2,0 km2

Our interests in facilities in Qatar

        ORYX GTL is a gas-to-liquids plant, located at Ras Laffan Industrial City, situated along the northeast coast of Qatar.

Our interests in facilities in Mozambique

        CTRG is a power generation facility, located at Ressano Garcia.

Transportation capacity

        The table below provides details of the transportation capacity and location available to the Energy business.

Plant description	Location	Design capacity(1)
Gauteng transmission network	Gauteng	128 bscf/a
Rompco Pipeline	From Central Processing Facility (Mozambique) to Pressure Protection Station (Secunda) (865km)—From Mozambique to Secunda and Sasolburg	191 bscf/a
Secunda, Witbank and Middelburg pipeline	South Africa	11 bscf/a
Transnet Pipeline transmission pipeline	South Africa	23 bscf/a

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

        The size of this total property is approximately 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2. This forms the base for the main manufacturing facilities for Energy, Base and Performance Chemicals.

        The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown:

	2017	2016	2015
Average sales price per barrel (Rand per unit)	683,46	635,85	869,72
Average production cost per barrel (Rand per unit)	448,67	359,75	280,88
Production (millions of barrels)	41,3	51,6	51,8

Supplemental oil and gas information

        Supplemental oil and gas information: See "Item 18—Financial Statements—Supplemental Oil and Gas Information" for supplemental information relating to synthetic oil producing activities.

Base Chemicals

Our facilities in South Africa

        Our main manufacturing facilities are located at Secunda Synfuels Operations and Secunda Chemicals Operations. The size of this total property is approximately 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2.

Our Sasolburg facilities

        The Base and Performance Chemical facilities at Sasolburg are the base for a number of our chemical industries operations. The size of these properties is approximately 51,4 km2.

        The following table summarises the main production capacities of the Regional Operating Hubs in Secunda and Sasolburg that produce polymer and monomer products marketed by Base Chemicals.

Production capacity at 30 June 2017

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

        The following table summarises the main production capacities of the Regional Operating

Hubs in Secunda and Sasolburg that produce solvent products marketed by Base Chemicals:

Production capacity as at 30 June 2017

Product	South Africa	Germany	Total(1)
	(ktpa)
Ketones	293	—	293
• Acetone	175	—	175
• MEK	60	—	60
• MiBK	58	—	58
Glycol ethers	—	80	80
• Butyl glycol ether	—	80	80
Acetates	54	—	54
• Ethyl acetate	54	—	54
Mixed alcohols	215	—	215
Pure alcohols	473	—	473
• Methanol (C1)	140	—	140
• Ethanol (C2)	114	—	114
• n-Propanol (C3)	70	—	70
• n-Butanol (C4)	150	—	150
• iso-Butanol (C4)	15	—	15
Acrylates	125	—	125
• Ethyl acrylate	35	—	35
• Butyl acrylate	80	—	80
• Glacial acrylic acid	10	—	10
Maleic anhydride(2)	—	53	53
Other	19	—	19

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

(2)
Our 50% share of the production capacity of our Sasol Huntsman joint venture.

        Approximately 90% of our production capacity is located at sites in South Africa and 10% in Germany.

Our facilities in the United States

        Construction of our 50% joint venture high-density polyethylene plant with Ineos Olefins and Polymers USA is essentially complete and is due to reach beneficial operation in the second half of the 2017 calendar year. Upon completion, the plant will be the largest bi-modal HDPE manufacturing facility in the US with a nameplate capacity of 470 kilotons annually.

        Base Chemicals' share of the LCCP, currently being constructed, is located at Lake Charles, Louisiana (site size approximately 6 million m2; plant size 650 000 m2).

        Refer to "Item 3.D—Risk factors" and "Item 5.B—Liquidity and capital resources" for further detail on the construction of the LCCP.

Performance Chemicals

  Our facilities in South Africa

        Our facilities at Secunda and Sasolburg are the base for a number of our chemical industries operations.

  Our facilities in Germany

        Performance Chemicals operations are based at three locations in Germany, namely Brunsbüttel (site size approximately 2 million m2; plant size 500 000 m2), Marl (site size approximately 160 000 m2; plant size 75 000 m2) and the Wax facility based in Hamburg (site size approximately 160 000 m2; plant size 100 000 m2).

  Our facilities in Italy

        The operations of Performance Chemicals are based at three locations in Italy. The primary facilities are at Augusta (site size approximately 1,36 million m2; plant size 510 000 m2) and Terranova (site size approximately 330 000 m2; plant size 160 000 m2).

  Our facilities in the United States

        Various Performance Chemicals operations are based at a number of locations in the US. The most significant of these facilities is located at Lake Charles, Louisiana (site size approximately 6 million m2; plant size 650 000 m2).

        Performance Chemicals also has phenolics operations based at Oil City, Pennsylvania; Houston and Winnie, Texas;- as well as an alumina facility in Tucson, Arizona.

  Our facility in China

        The operations of Performance Chemicals are based at Nanjing (site size approximately 90 000 m2; plant size 4 000 m2).

Production capacity at 30 June 2017

Product	Facilities location	Total(1)
		(ktpa)
Surfactants	United States, Europe, Far East	1 000
C6+ alcohol	United States, Europe, South Africa, Far East	630
Ethylene	United States	455
Inorganics	United States, Europe, South Africa	71
Paraffins and olefins	United States, Europe	750
LAB	United States, Europe	435
C5-C8 alpha olefins	United States, South Africa	456
Paraffin wax and wax emulsions	Europe	460
FT-based wax and related products	South Africa	280
Paraffin wax	South Africa	30

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

        Refer to "Item 3.D—Risk factors" and "Item 5.B—Liquidity and capital resources" for further detail on the construction of the LCCP.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934 received not less than 180 days before 30 June 2017, that are considered material.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Annual Financial Statements" as at 30 June 2017 and 2016, and for the years ended 30 June 2017, 2016 and 2015, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

        For information regarding our financial overview and external factors impacting on our business, refer to the "CFO Report—Market overview" and "Key risks impacting our financial performance" as contained in Exhibit 99.3. This includes an analysis of the impact of macro-economic factors on Sasol's performance and an overview of the current economic environment, crude oil prices, exchange rates, gas prices and chemical prices. Movements in our cost base are also analysed, including the impact of cost-reduction measures and inflation.

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

5.A Operating results

Results of operations

	2017	2016	Change 2017/2016	2015	Change 2016/2015
	(Rand in millions)		(%)	(Rand in millions)	(%)
Turnover	172 407	172 942	—	185 266	(7)
Operating costs and expenses	(140 157)	(136 320)	3	(139 967)	(3)
Remeasurement items	(1 616)	(12 892)	(87)	(807)	1 498
Share of profit of equity accounted investments, net of tax	1 071	509	110	2 057	(75)

Operating profit	31 705	24 239	31	46 549	(48)
Net finance costs	(1 697)	(521)	226	(956)	(46)

Profit before tax	30 008	23 718	27	45 593	(48)
Taxation	(8 495)	(8 691)	(2)	(14 431)	(40)

Profit	21 513	15 027	43	31 162	(52)

Financial review 2017

  •
  For information regarding our financial condition, and an overview of our results refer "CFO Report—Financial performance" as contained in Exhibit 99.3.

  •
  For information on changes in our financial condition, and overall financial performance refer "CFO Report—Market overview" and "Financial performance" as contained in Exhibit 99.3.

Turnover

        Turnover consists of the following categories:

	2017	2016	Change 2017/2016	2015	Change 2016/2015
	(Rand in millions)		(%)	(Rand in millions)	(%)
Sale of products	169 115	170 830	(1)	183 935	(7)
Services rendered	1 549	1 695	(9)	998	70
Other trading income	1 743	417	318	333	25

Turnover	172 407	172 942	—	185 266	(7)

        The primary factors contributing to the decreases in turnover were:

	Change 2017/2016			Change 2016/2015
	(Rand in millions)		(%)	(Rand in millions)	(%)
Turnover, 2016 and 2015	172 942			185 266
Exchange rate effects	(11 330)		(7)	23 565	13
Product prices	14 343		8	(32 442)	(18)
—crude oil	9 041		5	(26 120)	(14)
—other products	5 302		3	(6 322)	(4)
Net volume changes	705		—	(3 413)	(2)
Other effects	(4 253	)(1)	(2)	(34)	—

Turnover	172 407		—	172 942	(7)

(1)
Other effects arise mainly from the offset of feedstock credits against turnover, relating to kerosene return-stream swap agreements entered into in 2017.

Operating costs and expenses

        Operating costs and expense consists of the following categories:

	2017	2016	Change 2017/2016	2015	Change 2016/2015
	(Rand in millions)		(%)	(Rand in millions)	(%)
Materials, energy and consumable used	(71 436)	(71 320)	—	(80 169)	(11)
Selling and distribution costs	(6 405)	(6 914)	(7)	(6 041)	14
Maintenance expenditure	(8 654)	(8 453)	2	(7 628)	11
Employee-related expenditure	(24 417)	(23 911)	2	(22 096)	8
Exploration expenditure and feasibility costs	(491)	(282)	74	(554)	(49)
Depreciation and amortisation	(16 204)	(16 367)	(1)	(13 567)	21
Translation (losses)/gains	(1 201)	150	(901)	(959)	(116)
Other operating expenses	(13 037)	(13 011)	0	(10 854)	20
Other operating income	1 688	3 788	(55)	1 901	99

Operating costs and expenses	(140 157)	(136 320)	3	(139 967)	(3)

        Materials, energy and consumables used.    Materials, energy and consumables used in 2017 amounted to R71 436 million, an increase of R116 million, or 0,2%, compared with R71 320 million in 2016, which decreased by 11% from R80 169 million in 2015. These costs remained relatively flat between 2017 and 2016 due to the continued decline in crude oil prices, partially offset by higher production volumes at Secunda Synfuels Operations, Sasolburg Operations and Eurasia Operations.

        Selling and distribution costs.    These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2017 amounted to R6 405 million, which represents a decrease of R509 million, or 7%, compared with R6 914 million in 2016, which increased by R873 million, or 15%, million compared with R6 041 million in 2015. The variation in these costs was mainly attributable to the stronger rand against major currencies, which impacted our foreign operations during 2017. Selling and distribution costs represented 4% of sales in 2017, 4% of sales in 2016, and 3% of sales in 2015.

        Maintenance expenditure.    Maintenance expenditure in 2017 amounted to R8 654 million, which represents an increase of R201 million, or 2%, compared with R8 453 million in 2016, which increased by R825 million, or 11%, compared with R7 628 million in 2015. Maintenance expenditure remained relatively flat in 2017 compared to 2016 mainly due to our cost-saving initiatives implemented as part of the Response Plan and the stronger rand/US dollar exchange rate. Maintenance costs include additional stonework sections, overhauls and required maintenance due to unforeseen technical difficulties in equipment at Sasol Mining. The increase in maintenance expenditure in 2016 was mainly due to the weakening of the exchange rate against major currencies, planned extended shutdowns in Sasolburg and the US, as well as well workovers amounting to R133 million in Gabon.

        Employee related expenditure.    Employee related expenditure amounted to R24 471 million, which represents an increase of

R506 million, or 2%, compared with R23 911 million in 2016, which increased by R1 815 million, or 8%, from 2015.

        This amount includes labour costs of R24 654 million (2016—R23 540 million and 2015—R23 478 million) and a share-based payment charge to the income statement of R226 million (debit), (2016—R494 million (debit) and 2015—R1 161 million (credit)).

        Excluding the effect of the share-based payment expenses, our employee costs increased by R1 114 million, or 5%, in 2017. This was primarily due to normal annual salary increases and an increase in headcount. Overall headcount increased from 30 100 in 2016 to 30 900 employees in 2017, an increase of 2,7%.

        Exploration expenditure and feasibility costs.    Exploration expenditure and feasibility costs in 2017 amounted to R491 million, which represents an increase of R209 million, or 74%, compared with R282 million in 2016, which decreased by R272 million compared with R554 million in 2015. The increase in 2017, as compared to 2016 and 2015, was largely attributable to an increased focus on West Africa where additional costs were incurred for the acquisition of seismic data for possible exploration activities.

        Depreciation and amortisation.    Depreciation and amortisation in 2017 amounted to R16 204 million, which represents a marginal decrease of R163 million, compared with R16 367 million in 2016, which increased by R2 800 million compared with R13 567 million in 2015. The decrease in depreciation is largely attributable to the strengthening of the rand/US dollar exchange rate, and a stable asset base in 2017.

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

        Translation (losses)/gains.    Translation losses arising primarily from the translation of monetary assets and liabilities, as well as foreign exchange contracts, amounted to R1 201 million in 2017, as compared to a R150 million gain in 2016 and a R959 million loss in 2015. The 2017 translation loss includes a translation loss on receivables of R909 million. During 2017, the rand consistently strengthened against the US dollar resulting in exchange rate losses.

        The closing rate is used to translate, to rand, all our monetary assets and liabilities denominated in a currency other than the rand at the reporting date and, as a result, a net loss was recognized on these translations during 2017 and a gain was recognised on these translations in 2016 and a loss in 2015. The strengthening of the rand has a positive impact on the translation of our monetary liabilities, while the weakening of the rand has a positive impact on the translation of our monetary assets. On the converse, a strengthening of the rand has a negative impact on the translation of our monetary assets.

        Other operating expenses.    Other operating expenses in 2017 amounted to R13 037 million, an increase of R26 million, compared to R13 011 million in 2016, which increased by R2 157 million from R10 854 million in 2015.

        This amount includes:

  •
  rental expenses of R1 367 million (2016—R1 243 million and 2015—R1 114 million);

  •
  insurance costs of R511 million (2016—R457million and 2015—R542 million);

  •
  computer costs of R1 991 million (2016—R1 832 million and 2015—R 1 614million);

  •
  hired labour of R878 million (2016—R893 million and 2015—R804 million);

  •
  audit remunerations of R89 million (2016—R85 million and 2015—R87 million);

  •
  professional fees of R1 383 million (2016—R 1 202 million and 2015—R1 227 million);

  •
  derivative gains (including foreign exchange contracts) of R635 million, 2016—R1 250 million and 2015—R317 million;

  •
  movements in rehabilitation provisions of R472 million (2016—R1 946 million and 2015—(R1 722 million) due to the extension of useful life); and

  •
  other expenses of R6 981 million (2016—R6 603 million and 2015—R7 505 million).

        Included in other expenses are restructuring costs related to our Business Performance Enhancement Programme (BPEP) of Rnil (2016—R235 million; 2015—R1 525 million)

        In 2015, the reversal of the administrative penalty of R534 million, which was imposed by the Competition Tribunal in June 2014 was included against other operating expenses.

        Other operating income.    Other operating income in 2017 amounted to (R1 688 million), which represents a decrease of R2 100 million, or 55%, compared with (R3 788 million) in 2016. In 2015, other operating income amounted to (R1 901 million).

        Other operating income in 2016 includes the reversal of the EGTL provision of R2 296 million, after a favorable decision at the Tax Appeal Tribunal.

Share of profits from equity accounted investments

	2017	2016	Change 2017/2016	2015	Change 2016/2015
		(%)		(Rand in millions)	(%)
Profit before tax	1 338	378	254	2 333	(84)
Tax	(267)	131	(304)	(276)	147

Share of equity accounted profit, net of tax	1 071	509	110	2 057	(75)

Remeasurement items, net of tax	14	13	—	1	1 200

        The share of profits of equity accounted investments (net of tax) amounted to R1 071 million in 2017 as compared to R509 million in 2016 and R2 057 million in 2015. The increase in share of profit of equity accounted investments in 2017 compared to 2016 is mainly due to a 16% volume increase at our ORYX GTL facility coupled with the positive impact of higher Brent crude oil prices resulting in an 81% increase in ORYX GTL's equity accounted earnings from R463 million in 2016 to R839 million in 2017. The ORYX GTL plant achieved an average utilisation rate of 95% during the 2017 year.

        The Escravos gas to liquids (EGTL) plant in Nigeria resumed operation in quarter three of 2017 after completion of the scheduled maintenance programme and both trains are operating as expected. Losses of R472 million were incurred relating to EGTL in 2017.

Remeasurement items

        For information regarding the remeasurement items recognised, refer to "Item 18—Annual Financial Statements—Note 8".

Finance costs and finance income

        For information regarding finance costs incurred and finance income earned, refer to "Item 18—Annual Financial Statements—Note 6".

        The increase in finance costs is due to an increased number of projects having reached beneficial operation during 2017 for which interest is no longer capitalised as well as finance costs charged by the South African Revenue Service on South African income tax assessments. For more information on the South African income tax assessments issued by the South African Revenue Service refer to "Legal proceedings and other contingencies" under 4.B Business overview.

Tax

        For information regarding the tax charge, refer to "Item 18—Annual Financial Statements—Note 11".

Non-controlling interests

        For information regarding our non-controlling interests, and their share of profit, refer "Item 18—Annual Financial Statements—Note 21".

        Profit attributable to non-controlling interests in subsidiaries of R1 139 million decreased by R663 million, or 37%, from R1 802 million in 2016; which was an increase of R356 million or 25% from R1 446 million in 2015.

        The decrease in profit attributable to non-controlling interests in 2017, as compared to the increase in 2016 and 2015 is largely attributable to a decrease in the profits attributable to the non-controlling interests in Sasol Oil of R546 million due to a liability of R1,2 billion in respect of the ongoing tax litigation with the South African Revenue Service.

Financial review 2016

Group results

        Operating profit of R24,2 billion decreased by 48% compared to the prior year on the back of challenging and highly volatile global markets. Average Brent crude oil prices moved dramatically lower by 41% compared to the prior year (average dated Brent was US$43/bbl for the year ended 30 June 2016 compared with US$73/bbl in the prior year). Although commodity chemical prices were lower due to depressed oil prices, there was still strong demand and robust margins in certain key markets. The average basket of commodity chemical prices decreased by 22% compared to a 41% decrease in oil. In particular, the average margin for our speciality chemicals business remained resilient compared to the prior year. The effect of lower oil and commodity chemical prices was partly offset by a 27% weaker average rand/US dollar exchange rate (R14,52/US$ for the year ended 30 June 2016 compared with R11,45/US$ in the prior year). On average, the rand/bbl oil price of R630 was 25% lower compared to the prior year.

Items which materially impacted operating profit

        During 2016, profitability was impacted by the following significant items:

  •
  a net remeasurement items expense of R12,9 billion compared to a R0,8 billion expense in the prior year. These items relate mainly to partial impairments of our low density polyethylene cash generating unit in the United States (US) of R956 million (US$65 million) and our share in the Montney shale gas asset of R9,9 billion (CAD880 million) due to a further deterioration of conditions in the North American gas market resulting in a decline in forecasted natural gas prices;

  •
  a cash-settled share-based payment charge to the income statement of R371 million compared to a credit of R1,4 billion in the prior year. The credit in the prior year was largely due to a 29% decrease in the share price in financial year 2015; and

  •
  the reversal of a provision of R2,3 billion (US$166 million) based on a favourable ruling received from the Tax Appeal Tribunal in Nigeria relating to the Escravos Gas-to-Liquids (EGTL) project.

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

  •
  the extension of the useful life of our operating assets in South Africa resulting in a decrease in depreciation of R1,4 billion and environmental rehabilitation provisions of R1,8 billion; and

  •
  net remeasurement items expense of R0,8 billion in 2015, as compared to a R7,6 billion expense in the prior year. The 2015 remeasurement items relate mainly to the full reversal of the previous R2,0 billion impairment of the FT Wax Expansion Project, the partial impairment of our Canadian shale gas assets of R1,3 billion and the partial impairment of our Etame assets in Gabon of R1,3 billion.

Segment review—results of operations

        Reporting segments are identified in the way in which the Joint Presidents and Chief Executive Officers organise segments within our group for making operating decisions and assessing performance. The segment overview included below is based on our segment results. Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party. Refer to Business segment information of "Item 18—Annual Financial statements" for further detail regarding turnover and Operating profit per segment.

        Refer also to "Our Operating Model Structure" as contained in Exhibit 99.4.

Operating Business Units

Mining

	2017	2016	Change 2017/2016	2015	Change 2016/2015
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	2 946	2 360	25	2 215	7
Inter-segment turnover	16 016	14 615	10	13 472	8

Total turnover	18 962	16 975	12	15 687	8
Operating costs and expenses(1)	(15 237)	(12 236)	25	(11 344)	8

Operating profit	3 725	4 739	(21)	4 343	9

Operating margin %	20	28		28

(1)
Operating costs and expenses net of other income.

Results of operations 2017 compared to 2016

        Total turnover increased by 12% from R16 975 million to R18 962 million. Operating profit of R3 725 million represents a decrease of 21% when compared to the prior year primarily due to the impact of labour actions at our Secunda mining operations in the first half of the financial year. The labour action resulted in additional once-off costs of R1 billion (relating mainly to additional security and hired labour costs) and external coal purchases of R0,4 billion to ensure continuous supply to Secunda Synfuels Operations (SSO). The total cost amounts to R1,4 billion. Production volumes decreased to 37,6 Mt for 2017 compared with 42,3 Mt due to the prolonged labour action and slower-than-expected ramp up of productivity after the strike. Normalised unit costs of production were 13% above inflation in 2017.

        Our export coal business benefited from higher global coal prices during the year; however a portion of the volumes were sent to SSO during the strike period. Our export volumes, decreased by 7% to 3 million tons (Mt) (2016—3,2 Mt). Export sales represented approximately 16% of the total turnover generated by Mining during 2017 (2016—14%).

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

        Our export volumes, primarily to Pakistan, India and Africa, decreased by 6% to 3,2 million tons (Mt) (2015—3,4 Mt). Export sales represented approximately 14% of the total turnover generated by Mining during 2016 (2015—14%).

        For further analysis of our results refer "Integrated Report—Operational reviews" as contained in Exhibit 99.7.

Exploration and Production International

	2017	2016	Change 2017/ 2016	2015	Change 2016/ 2015
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	1 750	1 706	3	2 043	(17)
Inter-segment turnover	2 334	2 505	(7)	3 129	(20)

Total turnover	4 084	4 211	(3)	5 172	(19)
Operating costs and expenses(1)	(3 499)	(15 925)	(78)	(8 342)	91

Operating profit/(loss)	585	(11 714)	(105)	(3 170)	270

Operating margin %	14	(278)		(61)

(1)
Operating costs and expenses net of other income including exploration costs and depreciation

Results of operations 2017 compared to 2016

        Total turnover decreased by 3% from R4 211 million in 2016 to R4 084 million in 2017 due to the stronger rand/US dollar exchange rate. Exploration and Production International (E&PI) recorded an operating profit of R585 million compared to an operating loss of R1,8 billion (excluding the impact of the partial impairment of our Canadian shale gas operations of R9,9 billion) in the prior year. This result was achieved through focused management of the asset portfolio and strict cost control. Operating profit includes a translation gain of R337 million versus a translation loss of R695 million in the prior year.

        Operating profit from our Mozambican producing operations increased to R1 990 million from R1 128 million in the prior year, mainly due to a 2% increase in gas production volumes and the net positive impact of foreign currency translations.

        Our Gabon asset recorded an operating profit of R295 million compared to an operating loss of R994 million in the prior year, mainly due to higher sales prices, the partial reversal of an impairment of R197 million and lower depreciation charges. This was offset by an 18% decrease in production volumes resulting from the deferral of drilling activities in line with our Response Plan cash-conservation initiatives.

        Our Canadian shale gas asset in Montney generated a lower operating loss of R746 million, compared to an operating loss of R1 075 million (excluding the impact of a partial impairment of R9 882 million) in the prior year.

        Our Canadian gas production volumes increased by 6% compared to the prior year, mainly due to completion activities on existing wells. There were no drilling rigs in operation during the year in line with our Response Plan as well as capital and cash conservation initiatives.

Results of operations 2016 compared to 2015

        Total turnover decreased by 19% from R5 172 million in 2015 to R4 211 million in 2016. The business recorded an operating loss of R11 714 million compared to an operating loss of R3 170 million in the prior year.

        Excluding the partial impairment of our Canadian shale gas operations of R9 882 million (CAD880 million) in 2016, which was recognised due to the continued decline in gas prices, the business recorded a loss of R1 832 million.

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

        In order to manage the shale gas asset through the low gas price environment, in 2016 we concluded an agreement with our partner, Progress Energy, to settle the outstanding funding commitment of R4 160 million (CAD380 million) and reduce the pace of appraisal, development and drilling activities. An 18-month reduced work programme was approved in June 2016. CAD305 million was paid in June 2016. The remaining CAD75 million will be paid on 1 July 2018.

        For further analysis of our results refer "Integrated Report—Operational reviews" as contained in Exhibit 99.7.

Strategic Business Units

Energy

	2017	2016	Change 2017/ 2016	2015	Change 2016/ 2015
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	64 254	63 818	1	75 264	(15)
Inter-segment turnover	518	523	(1)	536	(2)

Total turnover	64 772	64 341	1	75 800	(15)
Operating costs and expenses(1)	(53 554)	(50 272)	7	(53 274)	(6)

Operating profit	11 218	14 069	(20)	22 526	(38)

Operating margin %	17	22		30

(1)
Operating costs and expenses net of other income.

Results of operations 2017 compared to 2016

        Total turnover increased by 1% from R64 341 million in 2016 to R64 772 million in 2017, due to increases in the international prices of refined products, partly negated by the lower volumes sold and the stronger rand/US dollar exchange rate.

        Operating profit, including equity accounted earnings, of R11 218 million decreased by R2 851 million or 20% compared to the prior year. Operating margins decreased from 22% to 17%.

        Excluding the effect of remeasurements, mainly the partial impairment of our US gas-to-liquids project (R1,7 billion), translation effects on the valuation of the balance sheet using the closing rand/US dollar exchange rate and the reversal of the Escravos GTL PIA provision of R2,3 billion in 2016, operating profit, including equity accounted earnings, increased by 5%.

        The 5% increase is mainly due to higher crude oil prices, solid production performance of ORYX GTL, further positive contributions from our BPEP and Response Plan initiatives, partially negated by a 19% decrease in petrol differentials, stronger rand/US dollar exchange rates and lower liquid fuel sales volumes. Cost increases were contained to below inflation.

        Gas sales volumes were 2% lower compared to the prior year mainly due to lower market demand. Our share of power produced at the Central Térmica de Ressano Garcia (CTRG) joint operation in Mozambique amounted to 658 gigawatt-hours of electricity, 1% higher than the prior year.

        ORYX GTL delivered an excellent production performance with an average utilisation rate of 95%, while maintaining a world-class safety recordable case rate of zero. ORYX GTL contributed R839 million to operating profit with volumes increasing by 16% compared to the prior year.

        The group participates in ORYX GTL's net assets (before tax) and pre-tax profits at 49%. With effect from 29 April 2017 as a result of change in tax regulations, tax is levied only on Sasol's share of profits and as a result any tax liability included in ORYX GTL's results is included at 100% in our equity-accounted share of ORXY GTL's financial results.

        In Nigeria, Escravos GTL resumed operation after completion of the scheduled maintenance programme with both trains running as expected. The plant is expected to ramp up towards design capacity during the year.

Results of operations 2016 compared to 2015

        Total turnover decreased by 15% from R75 800 million in 2015 to R64 341 million in 2016, due to the sharp decline in oil prices.

        Operating profit of R14 069 million decreased by R8 457 million or 38% compared to the prior year despite a 41% reduction in crude oil prices. Operating margins held firm at 22%, mainly as a result of record production volumes, higher liquid fuels sales through higher yielding marketing channels, the weaker rand/US dollar exchange rate and contributions from the BPEP and Response Plan initiatives.

        Secunda Synfuels Operations increased production volumes of refined product by 1% to a record 7,8Mt. Natref Operations increased production volumes by 1% compared to the prior year. Sales volumes, however, remained flat on the back of challenging market and trading conditions experienced during the first half of the financial year, driven by lower demand for liquid fuels in Southern Africa, specifically in the agricultural, mining and manufacturing sectors.

        Gas sales volumes were 1% higher compared to the prior year, mainly due to higher methane-rich gas sales to commercial customers. Our share of the Central Termica de Ressano Garcia (CTRG) joint operation in Mozambique delivered 653 089 megawatt-hours of electricity.

        For further analysis of our results refer "Integrated Report—Operational reviews" as contained in Exhibit 99.7.

Base Chemicals

	2017	2016	Change 2017/ 2016	2015	Change 2016/ 2015
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	35 135	33 696	4	36 838	(9)
Inter-segment turnover	620	1 371	(55)	2 890	(53)

Total turnover	35 755	35 067	2	39 728	(12)
Operating costs and expenses(1)	(30 130)	(30 581)	(1)	(29 520)	4

Operating profit	5 625	4 486	25	10 208	(56)

Operating margin %	16	13	3	26

(1)
Operating costs and expenses net of other income.

Results of operations 2017 compared to 2016

        Total turnover increased by 2% from R35 067 million in 2016 to R35 755 million in 2017, due to a 3% increase in sales volumes mainly as a result of higher volumes from SSO and improved production due to the commissioning of the C3 Expansion Project in the prior year. The US dollar basket price of our commodity chemicals improved by 6% compared to the prior year, but this was negated by the stronger rand/US dollar exchange rate.

        Operating profit of R5 625 million increased by R1 139 million or 25% and operating margin increased from 13% to 16%.

        The increase in operating profit is largely attributable to the reversal of the previously recognised impairment of R849 million ($65 million), in 2017 on the low density polyethylene (LDPE) cash generating unit of the LCCP project in the US.

        Other cost increases were contained well within inflation.

Results of operations 2016 compared to 2015

        Total turnover decreased by 12% from R39 728 million in 2015 to R35 067 million in 2016.

        Excluding the partial impairment of our low density polyethylene (LDPE) cash generating unit in the US of R956 million (US$65 million) and the R537 million impairment of our methyl isobutyl ketone (MIBK) business in Sasolburg, in 2016 Base Chemicals recorded an operating profit of R5 979 million.

        The operating margin decreased from 26% in the prior year to 13%. Sales volumes were down by 8% as a result of a planned extended shutdown to enable commissioning activities associated with the C3 Expansion Project, subdued demand for explosives and fertilisers and a planned stock build. A 22% decrease in our basket of commodity chemical prices was partly negated by the weaker rand/US dollar exchange rate. In nominal terms, we reduced costs by 1,5% compared to the prior year.

        For further analysis of our results refer "Integrated Report—Operational reviews" as contained in Exhibit 99.7.

Performance Chemicals

	2017	2016	Change 2017/ 2016	2015	Change 2016/ 2015
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	67 806	71 254	(5)	68 874	3
Inter-segment turnover	2 080	2 380	(13)	2 910	(18)

Total turnover	69 886	73 634	(5)	71 784	3
Operating costs and expenses(1)	(59 886)	(62 358)	(4)	(59 070)	6

Operating profit	10 000	11 276	(11)	12 714	(11)

Operating margin %	14	15	(1)	18

(1)
Operating costs and expenses net of other income.

Results of operations 2017 compared to 2016

        Turnover decreased by 5% from 73 634 million to R69 886 million. Operating profit of R10 000 million decreased by 11% compared to the prior year mainly as a result of significantly lower margins on ammonia due to lower market prices, the impact of a stronger rand and a partial impairment of R527 million (US$38,4 million) relating to our US Phenolics cash generating unit.

        Sales volumes increased by 2% compared to the prior year mainly due to an increase of 2% in Organics volumes. Our FT Wax facility in South Africa continues to ramp up and produced 92kt of hard wax in 2017, which is in line with our forecast. These additional wax volumes were offset by lower volumes from our European wax facility due to reduced demand.

        The European organics products benefitted from improved volumes and margins resulting from favourable market conditions. Our US assets benefitted from higher ethylene sales prices during the first half of the financial year, but subsequently came under pressure as a result of reduced market prices. Other cost increases remained below inflation for the year.

Results of operations 2016 compared to 2015

        Turnover increased by 3% from R71 874 million to R73 634 million. Operating profit of R11 276 million decreased by 11% compared to the prior year mainly as a result of the R2 021 million FT Wax Expansion Project (FTWEP) impairment reversal in the prior year.

        Our operating margin reflects the full annual depreciation charge being recognised on FTWEP in 2016, while the project is still ramping up to full production. Excluding the impact of the impairment reversal in the prior year, operating profit increased by 5%. This increase is largely as a result of the weakening of the rand, coupled with resilience of the margins achieved by our European surfactants and alcohols businesses, negated by lower ethylene prices which negatively impacted the margins achieved by our assets in the US. Production volumes in our Eurasian Operations increased by 4%, while production volumes at our US Operations remained flat compared to the prior year.

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

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13 (r) of the Exchange Act

        To our knowledge, none of Sasol's activities, transactions or dealings is in violation with applicable sanctions laws and regulations. Performance Chemicals sold chemicals to a distributor in Switzerland who shipped the product to a customer in Iran. The total revenue from the two transactions was R1,5 million (EUR 0,09 million) which generated a loss from this activity amounted to R0,4 million (EUR 0,03 million). Further deliveries may be made as part of global supply arrangements with customers who deliver product to their customers in various countries including Iran.

        For more information refer to "Actual or alleged non-compliance with laws could result in criminal or civil sanctions and could harm our reputation—Sanction laws" under Item 3.D. "Risk Factors"

Significant accounting policies and estimates

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

        We evaluate our estimates, including those relating to environmental rehabilitation and decommissioning obligations, long-lived assets, trade receivables, inventories, investments, intangible assets, income taxes, share-based payment expenses, hedges and derivatives, pension and other post-retirement benefits and contingencies and litigation on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making our judgements about carrying values of assets and liabilities that are not readily available from other sources.

        In addition to the items below, "Item 18—Annual Financial statements" are incorporated by reference.

        For accounting policies and areas of judgements relating to:

  •
  Valuation of share-based payments , refer "Item 18—Annual Financial statements"—Note 33 Cash settled share appreciation rights and Note 34—Share-based payment reserve;

  •
  Impairments—refer "Item 18—Annual Financial statements—Note 8 Remeasurement items";

  •
  Long-term provisions—refer "Item 18—Annual Financial statements—Note 30 Long-term provisions";

  •
  Post-retirement benefit obligations—refer "Item 18—Annual Financial statements—Note 32 Post-retirement benefit obligations";

  •
  Useful economic lives of assets and depreciation of coal mining assets—"Item 18—Annual Financial statements—Note 16 Property, plant and equipment and Note 17 Assets under construction";

  •
  Estimation of coal reserves—refer "Item 18—Annual Financial statements—Note 17 Assets under construction";

  •
  Recognition of deferred tax assets and utilisation of tax losses—refer "Item 18—Annual Financial statements—Note 13 Deferred tax and Note 12 Tax paid".

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

        Refer to "Standardised measure of discounted future net cash flows", on page G-6 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2017 and to "Changes in the standardised measure of discounted future net cash flows", on page G-7.

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

5.B Liquidity and capital resources

Liquidity, cash flows and borrowings

        Based on our funding plan, we believe that current cash on hand, funds from operations and existing borrowing facilities, will be sufficient to cover our working capital and debt service requirements in the year ahead. We finance our capital expenditure from funds generated out of our business operations, existing borrowing facilities and, in some cases, additional borrowings to fund specific projects.

        For information regarding our funding cash flows and liquidity, refer "Item 18—Annual Financial Statements—Note 15—Long-term debt" which includes an overview of our banking facilities and debt arrangements.

        For information regarding the company's cash flow requirements refer to the "CFO Report—Our cash flow generation and utilisation" and "Managing our funding plan, debt profile and credit rating" as contained in Exhibit 99.3.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2017, 2016 and 2015.

	2017	2016	2015
(Rand in millions)
Net cash retained from operating activities	28 480	33 935	40 936
Net cash used in investing activities	(56 677)	(71 034)	(42 085)
Net cash generated by financing activities	8 547	29 178	13 065

        Cash flows retained from operating activities include the following significant items:

	2017	2016	2015
(Rand in millions)
Cash generated by operating activities	44 069	54 673	61 783
Income tax paid	(6 352)	(9 329)	(10 057)
Dividends paid	(8 628)	(10 680)	(12 739)

        The cash generated by our operating activities is applied first to fund our operations, pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is then invested based on our updated capital allocation framework which is aimed at driving maximum shareholder return.

  Operating activities

        Cash generated by operating activities in 2017 decreased by 19% to R44 069 million,

largely attributable to purchases of crude oil options of $103 million (approximately R1,4 billion) necessary as part of our risk mitigation strategy, increases in working capital as well as a stronger rand (exchange rate of R13,06/US$ compared to R14,71/US$ at 30 June 2016).

        Cash generated by operating activities in 2016 decreased by 12% to R54 673 million mainly as a result of a decrease in turnover due to lower oil prices (average dated Brent was 41% lower at $43/bbl for the year ended 30 June 2016 compared with US$73/bbl in the prior year).

        In 2015, cash generated by operating activities decreased by 6% to R61 783 million from R65 449 million in 2014. This movement was also due to a 33% lower oil price in 2015 which impacted on turnover.

        For further information regarding our cash flow generation, refer "CFO Report—Our cash flow generation and utilisation" as contained in Exhibit 99.3.

  Investing activities

        Net cash used in investing activities decreased to R56 677 million in 2017 as compared to R71 034 million in 2016. Net cash used in investing activities in 2016 increased from R42 085 million in 2015.

        In 2017, included in additions to non-current assets is R36,8 billion (US$2,7 billion) relating to the construction of the LCCP. This is as compared to R42,4 billion (US$2,9 billion) in 2016. This decrease is largely as a result of the strengthening of the rand against the US dollar, re-phasing of the LCCP capital cash flow and active management of the capital portfolio .

        Included in investing activities in 2017 are the proceeds from the sale of the Dongguan packaging facility (R89 million) as well as the partial sale of the Canadian land (R389 million).

        Included in investing activities in 2016 is the settlement of our funding commitment on the Canadian shale gas asset of R4,4 billion (CAD380 million).

        Cash flows utilised in investing activities include the following significant items:

	2017	2016		2015
		(Rand in millions)
Additions to non-current assets(1)	(56 812)	(70 497)	(2)	(42 645)
Proceeds on disposals	788	569		1 210

(1)
Includes additions to property, plant and equipment; assets under construction and other intangible assets.

(2)
In 2016, additions include R4 160 million in respect of an agreement concluded with our Canadian shale gas partner, Progress Energy, to settle the outstanding funding commitment. R3 339 million was settled in 2016, with the remaining CAD75 million (R821 million) due in July 2018.

        For information regarding cash flows from investing activities refer "CFO Report—"Managing our funding plan, debt profile and credit rating" as contained in Exhibit 99.3.

        For information regarding cash flows from additions and disposals, refer "Item 18—Annual Financial Statements—Note 16 and Note 9".

        For details of our additions to non-current assets, and the projects to which these relate, refer to "Note 17—Assets under construction".

        For details of our capital commitments refer to "Note 16—Property, plant and equipment".

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

        For information regarding our debt and funding structure, refer "CFO Report—Managing our funding plan, debt profile and credit rating" as contained in Exhibit 99.3.

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

        Our debt as at 30 June comprises the following:

	2017	2016	2015
	(Rand in millions)
Long-term debt, including current portion	81 405	79 877	42 066
Short-term debt	2 625	138	534
Bank overdraft	123	136	319

Total debt	84 153	80 151	42 919
Less cash (excluding cash restricted for use)	(27 643)	(49 985)	(48 329)

Net debt/(cash)	56 510	30 166	(5 410)

        As at 30 June 2017, we had R1 803 million (2016—R2 331 million) in cash restricted for use. Refer to "Item 18—Financial Statements—Note 26" for a breakdown of amounts included in cash restricted for use.

        The group has borrowing facilities with major financial institutions of R136 143 million (2016—R132 448 million; 2015—R113 732 million). Of these facilities, R84 153 million (2016—R80 151 million; 2015—R42 919 million) has been utilised at year end. Refer to "Item 18—Annual Financial Statements—Note 15 Long-term debt", for a breakdown of our banking facilities and the utilisation thereof.

        There were no events of default for the years ended 30 June 2017 and 30 June 2016.

        Included in the abovementioned borrowing facilities is our commercial paper programme of R8 billion, normally at fixed interest rates. There were no amounts outstanding under the commercial paper programme at 30 June 2017. Further, a revolving credit facility of US$1,5 billion is available to the group for further funding requirements. Centralised treasury facilities of R22,7 billion (US$1,6 billion and EUR170 million) were drawn during 2017.

Financial instruments and risk

        Refer to "Item 11—Quantitative and qualitative disclosures about market risk" for a breakdown of our liabilities summarised by fixed and floating interest rates.

Debt profile and covenants

        The information set forth under "Item 18—"Annual Financial Statements—Note 15—Long-term debt" is incorporated by reference.

Capital commitments

        Refer "Item 18—"Annual Financial Statements—Note 16—Property, plant and equipment".

        Our growth aspirations have been prioritised as we steadily advance our growth strategy, particularly in Southern Africa and North America. Capital investments in these regions will constitute a significant portion of our total capital expenditure over the next 10 years. We have sufficient headroom in our balance sheet to fund selective growth opportunities, pay dividends and provide a buffer against volatilities. Given that a large portion of our funding for our capital intensive growth plan will come from the offshore debt markets, we are acutely aware that we need to manage our gearing within our long-term targeted range. We expect that our gearing is likely to reach our internal gearing ceiling of 20% - 44% in the near term.

        In the US, we are constructing the US$11 billion LCCP, which consists of a world-scale 1,5 million ton per year ethane cracker,

and six downstream chemical projects. At 30 June 2017, the capital expenditure to date is $7,5 billion, and the overall project completion is around 74%. We have project specific finance facilities in place to fund the LCCP. For further detail on the funding of the LCCP, refer "Item 18—Annual Financial Statements—Note 15—Long-term debt". This US$11 billion estimate includes a contingency, which measured against industry norms for this stage of project completion, is considered sufficient to effectively take the project to beneficial operation within the revised cost estimate.

        The first units of the LCCP are expected to reach beneficial operation in the second half of the 2018 calendar year.

        During 2016, the LDPE cash generating unit was impaired by R956 million (US$65 million), largely as a result of the increased capital cost and lower margins. This impairment was fully reversed at 30 June 2017, based on a reduction in the spot WACC rate applicable to the US, the extension of the useful life to 50 years based on more detailed engineering analysis performed, and the completion of the project cost and schedule evaluation.

        Various savings opportunities have been identified and are continuously being implemented to mitigate project risks. Although unplanned event-driven risks may stil impact the execution and cost of the project, we are confident that the remaining construction, procurement, execution and business readiness risks can be managed within the revised cost estimate of US$11 billion.

        We continue to monitor the economics of the project against the backdrop of a challenging macro-economic environment. We rely extensively on the views of independent market consultants in formulating our views on our long-term assumptions. Their views differ significantly- from period to period, which again is indicative of the volatility in the market. For these reasons, the IRR for the LCCP, based on these different sets of price assumptions, varies between a range of returns which is both higher and lower than our weighted average cost of capital. At spot market prices, using the last quarter of 2017 as a reference, the IRR is between 8% to 8,5%. We are of the view that limited structural changes have occurred to market fundamentals since February 2017, when we last published the expected long-term IRR of the project, hence, based on our internal assessment, we are of the view that the IRR is in a range of 7% to 8% (Sasol WACC at 8% in US$ terms) based on conservative ethane prices. The cracker, however, remains cost competitive and is at the lower end of the cost curve for ethylene producers. We will continue to focus on factors that we can control, which are progressing the cost and schedule of the project according to plan.

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

        For information on amounts capitalised in respect of these projects refer, "Item 18—Annual Financial Statements—Note 16—Property, plant and equipment" and "Note 17—Assets under construction".

        For information on future amounts expected to be spent to complete the projects, refer "Item 18—Annual Financial Statements—Note 17—Assets under construction".

5.C Research and development, patents and licences

        Refer to the "Item 4.B—Intellectual Capital" for further information research and development, patents and licences.

        During 2017, R1 077 million was spent on research and development activities (2016—R1 105 million; 2015—R1 645 million).

5.D Trend information

        Refer to the "CFO Report—Market overview" and "Key risks impacting our financial performance" as contained in Exhibit 99.3.

5.E Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet structured entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2017, the group recognised amounts in respect of certain guarantees. Refer to "Item 18—Annual Financial Statements, "Note 15 Long-term debt" and "Note 17 Assets under construction" for further information on guarantees.

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

5.F Tabular disclosure of contractual obligations

        Contractual obligations/commitments.    The following significant undiscounted contractual obligations existed at 30 June 2017:

Contractual obligations	Total amount	Within 1 year	1 to 5 years	More than 5 years
	(Rand in millions)
Bank overdraft	123	123
Capital commitments	90 736	59 236	31 500
Environmental and other obligations	102 729	11 657	22 954	68 118
External long-term debt	94 044	9 783	68 332	15 929
External short-term debt	2 625	2 625
Finance leases	3 781	278	1 195	2 308
Operating leases	21 373	1 460	4 786	15 127
Post-retirement healthcare obligations(1)	4 163	179	911	3 073
Post-retirement pension obligations(1)	7 260	176	740	6 344
Purchase commitments(2)	45 642	19 668	24 557	1 417
Share-based payments	883	883

Total	373 358	106 068	154 975	112 315

(1)
Represents discounted values

(2)
Includes off-take agreements entered into in the ordinary course of business, the most significant of which relate to LCCP (R17 639 million, US$1 351 million undiscounted) and ORYX GTL for a contracted minimum off-take gas volume.

        Refer to "Item 18—Annual Financial statements"—Note 16 Property, plant and equipment for significant capital commitments and Note 30 Long-term provisions of for environmental and other obligations.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The board of directors and senior management

  •
  For information regarding our directors, refer to "Our board of directors and senior management" as contained in Exhibit 99.8.

Senior management—experience

        We have identified our senior management as the members of our group executive committee (GEC). See "Our board of directors and senior management" as contained in

Exhibit 99.8 for experience of our executive directors who are members of the GEC.

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

6.C Board practices

        Refer to "Item 6.A—Directors and senior management" for our board of directors and information with respect to their terms of office. Refer to our Remuneration Report filed as Exhibit 99.2 for details of our directors' and senior management service contracts and benefits upon termination of employment.

        Refer to "Integrated Report—Our governance framework" as contained in Exhibit 99.9 for details relating to our audit- and remuneration committees, as well as the names of committee members; and refer to the "Terms of Reference—Audit Committee and Remuneration Committee" as contained in Exhibit 99.9.2 for summaries of the terms of reference under which the committees operate.

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

        For information regarding the employees per segment, refer to "Item 18—Annual Financial Statements—Note 3—Employee-related expenditure". Our workforce geographic location composition at 30 June is presented below:

Region	2017	2016	2015
	Number of employees
South Africa	26 058	25 394	26 138
Europe	2 728	2 721	2 780
North America	1 430	1 289	1 209
Other	684	696	792

Total	30 900	30 100	30 919

6.E. Share ownership

        Refer to our Remuneration Report filed as Exhibit 99.2 for details of share ownership applicable to executive directors and senior management.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

        Refer to "Item 18—Annual Financial Statements—Note 14—Equity" for the authorised and issued share capital of Sasol Limited.

        To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa or any other government. We believe that no single person or entity holds a controlling interest in our securities.

        In accordance with the requirements of the Companies Act of South Africa (Companies Act), the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 30 June 2017:

	2017		2016			2015
	Number of shares	% of shares	Number of shares		% of shares	Number of shares		% of shares
GEPF(1)(2)	85 275 320	13,1	84 121 005		12,9	92 425 614		13,6
IDC(3)	53 266 887	8,2	53 266 887		8,2	53 266 887		7,8
AGPL(4)	40 366 150	6,2		*			*

(1)
Government Employees Pension Fund (GEPF)

(2)
PIC Equities manages 67,6 million of the shares owned by GEPF.

(3)
Industrial Development Corporation of South Africa (IDC)

(4)
Allan Gray Proprietary Limited (AGPL)

*
Not considered a major shareholder in this year

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 31 July 2017, 19 692 729 million Sasol ordinary shares, or approximately 3% of our total issued securities, were held in the form of American Depositary Receipts (ADRs). As of 31 July 2017, 391 record holders in the United States held approximately 18,73% of our total issued securities in the form of either Sasol ordinary shares or ADRs.

7.B Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2017 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        During the year, group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

        Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to "Item 18—Annual Financial Statements—Note 37—Related party transactions" for further details.

7.C Interests of experts and counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

        Refer "Item—18. Annual Financial Statements" for our financial statements, related notes and other financial information.

Dividend policy

        Our previous dividend distribution policy was a progressive dividend policy. In February 2015 the Sasol Limited Board approved a change in the company's dividend policy, which is based on a dividend cover range. The Company's dividend policy takes into consideration various factors, including overall market and economic conditions, the Group's financial position, capital investment plans as well as earnings growth.

        Headline earnings per share will serve as the basis for deciding on the dividend amount. The prevailing circumstances of the company, future investment plans, financial performance and the trading and macro-economic environments will be considered when we make decisions on dividends. The average rate of earnings to dividend distributions in the past five years was approximately 2,3 times. Our dividend cover for 2016 and 2017 was 2,8 times. We distribute dividends twice a year.

        Refer to "Item 10.B—Memorandum and articles of association—Rights and privileges of holders of our securities".

Legal proceedings

        For information regarding our legal proceedings refer to "Item 4.B—Business overview—Legal proceedings and other contingencies".

8.B Significant changes

        Refer to "Item 18—Annual Financial statements—Note 38 Subsequent events".

ITEM 9.    THE OFFER AND LISTING

9.A Offer and listing details

        The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the Johannesburg Stock Exchange (JSE) and for our American Depositary Receipts (ADRs) on the New York Stock Exchange.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2013	452,96	336,00	47,92	39,94
2014	645,10	420,00	60,21	41,65
2015	642,72	392,78	60,80	31,66
2016
First quarter	447,89	375,25	36,57	26,97
Second quarter	465,69	358,79	34,31	24,55
Third quarter	492,50	360,70	31,62	21,88
Fourth quarter	487,00	390,10	32,96	25,29
2017
First quarter	402,44	358,71	28,48	25,15
Second quarter	410,11	358,00	29,76	25,12
Third quarter	430,95	357,00	32,20	27,31
Fourth quarter	416,33	359,99	31,55	27,14
April	416,16	396,79	31,03	29,21
May	416,33	392,10	31,55	29,69
June	386,55	359,99	30,05	27,14
July	398,71	366,98	30,35	27,36
August (up to 24 August 2017)	410,00	390,00	30,55	29,55

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

1. Registration number, and object and purpose of the Company

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

        Retiring non-executive Directors may be re-elected, provided they are eligible. There is no age restriction and directors are allowed to serve irrespective of their age. The directors who retire every year shall be the longest serving since their last election. As between directors of equal seniority, the directors to retire, in the absence of agreement, will be selected from among them in alphabetical order. For more details regarding the rotation of directors, see information provided in our Registration Statement.

        If at the date of the annual general meeting a non-executive director has held office for a period of five years since his last election, which election took place prior to 25 November 2016, or if he has held office for a period of 9 (nine) years since his first election, which election took place on or after 25 November 2016, he shall retire at such meeting, if not included as one of the directors to retire by rotation. The Board may nominate a director who served for 9 (nine) years for re-election for additional periods of one year at a time, but no such director's term of office shall exceed 12 (twelve) years.

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

        Power to vote on remuneration.    A distinction is drawn between remuneration of directors as employees (executive directors) of the company and remuneration of directors for their services as directors. With regard to remuneration of directors for their services as directors and in accordance with the Companies Act, our MOI requires shareholder approval by way of a special resolution obtained in the previous two years for the payment of remuneration to directors for their service as directors, and the basis of payment thereof.

        The remuneration of executive directors is determined by a disinterested quorum of directors on recommendation of the remuneration committee determined in accordance with the group's remuneration policy put to shareholders for a non-binding advisory vote at the annual general meeting as required by the King IV Report on Corporate Governance for South Africa 2016 (King IV). King IV now further requires that the remuneration implementation report also be put to shareholders for a non-binding advisory vote. No powers are conferred by our MOI, or by any other means, on the directors who are employees of the company, to vote on their own remuneration in the absence of a disinterested quorum of directors.

        Borrowing powers exercisable by directors.    Clause 26.2 of our MOI provides that the directors may borrow money and secure the payment or repayment thereof upon terms and conditions which they may deem fit in all respects and, in particular, through the issue of debentures which bind as security all or any part of the property of the Company, both current and future.

        For information regarding the qualification shares to be held by directors, see information provided in our Registration Statement.

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

        If the rights of any class of shareholders will be affected, then provision is made in the Companies Act for a separate class meeting. For more details regarding shareholders voting rights, see information provided in our Registration Statement.

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

5. General meeting of shareholders

        In terms of the Companies Act, the board or any other person specified in the company's MOI, including a shareholder/s holding not less than 10% (ten per cent) of the voting rights attached to the shares, may call a shareholders' meeting at any time. A written and signed demand to convene a shareholders meeting must describe the specific purpose for which the meeting is proposed.

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

6. Rights of non-South African shareholders

        The only limitation imposed is that Sasol BEE ordinary shares may only be owned by persons who meet certain broad-based black economic empowerment credentials. In order to meet such credentials such person must, inter alia, be a South African citizen. See our Registration Statement for more information with respect to the rights of non-South African shareholders.

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

10.E Taxation

South African taxation

Corporate Income Tax

        The following discussion summarises the South African (SA) tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current SA tax law and the convention that has been concluded between the governments of the United States and the SA for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed on 17 February 1997 (the Treaty). In addition, this summary is based in part upon representations of the Depositary (The Bank of New York Mellon, as Depositary for our ADSs), and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

        The summary of the SA tax considerations does not address the tax consequences to a US holder that is resident in SA for SA tax purposes or whose holding of shares or ADSs is effectively connected with a permanent establishment in SA through which such US holder carries on business activities. It equally does not address the scenario where the US holder is not the beneficial recipient of the dividends or returns or, where the source of the transaction is deemed to be in SA, the recipient is not entitled to the full benefits under the Treaty or, in the case of an individual who performs independent person services, who has a fixed base situated in SA.

        The statements of law set forth below are subject to any changes (which may be applied retroactively) in SA law or in the interpretation thereof by the SA tax authorities, or in the Treaty, occurring after the date hereof. Holders are strongly urged to consult their own tax advisors as to the consequences under SA, US federal, state and local, and other applicable laws, of the ownership and disposition of shares or ADSs.

Taxation of dividends

        A dividends tax was introduced in SA with effect from 1 April 2012. In terms of these provisions, a dividends tax at the rate of 15% which changed to 20% with effect from 22 February 2017, on any dividend paid by a company to a shareholder. The liability to pay such dividends tax is on the shareholder, even though the company generally acts as a withholding agent. In the case of listed shares the regulated intermediary (being the Central Securities Depository Participant referred to below) is liable to withhold the dividends tax.

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

Taxation of gains on sale or other disposition

        With effect from 1 October 2001, SA introduced a tax on capital gains, which only applies to SA residents and to non-residents if the sale is attributable to a permanent establishment of the non-resident or if it relates to an interest in immovable property in SA. With effect from 1 October 2007, gains realised on the sale of ordinary shares are automatically deemed to be on capital account, and therefore, subject to capital gains tax, if the ordinary shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word "resident" is different for individuals and corporations and is governed by the SA Income Tax Act of 1962 (the Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in SA. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in SA through a permanent establishment situated therein. In such a case, this gain may be subject to tax in SA, but only so much as is attributable generally to that permanent establishment.

Securities transfer tax

        With effect from 1 July 2008, a single security transfer tax of 0,25% was introduced and is applicable to all secondary transfers of shares. No securities transfer tax (STT) is payable on the issue of securities, even though it is payable on the redemption of securities. STT is payable in SA regardless of whether the transfer is executed within or outside SA. A transfer of a dematerialised share can only occur in SA.

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

        A withholding tax of royalties at the rate of 15% (increased from 12.5% with effect from 1 March 2015). This withholding tax is reduced to zero percent in terms of the Treaty to the extent that the royalty is derived and beneficially owned by a resident of the other Contracting State.

Reportable arrangements

        The legislation dealing with Reportable Arrangements ("RA") was promulgated during February 2016 which places a requirement on SA taxpayers to report certain transactions which are perceived by the South African Revenue Service ("SARS") to have characteristics that may lead to undue tax benefits. The reporting of such transactions intends to give SARS advance notice of the arrangements. In this regard, RA would typically include the following:

  •
  Hybrid equity instruments (excluding listed instruments)

  •
  Share buy backs in excess of R10 million

  •
  Contributions/payments to non-resident trusts in excess of R10 million

  •
  Acquisition of shares in companies with tax losses (or expected tax losses) in excess of R50 million

  •
  Foreign insurance premiums paid in excess of R5 million; and

  •
  Payment to foreign service providers rendering services in SA in excess of R10 million.

        Excluded from RA's are:

  •
  Transactions listed above where the tax benefit is less than R5 million; and

  •
  Transactions where the financial reporting and tax classification differs and the tax benefit is not the main benefit of the transaction

Transfer Pricing and BEPS

        Transfer pricing was introduced in SA in 1995, and the transfer pricing principles adopted in SA largely follow the Organisation for Economic Co-Operation and Development (the OECD) guidelines on transfer pricing. The main requirement is to ensure that a transaction is concluded at arm's length and that the transfer pricing between group entities is also at arm's length (also known as the 'arm's length principle'). The OECD guidelines prescribe methodologies for determining arm's length pricing which have been adopted by many countries including SA for their local transfer pricing regulation.

        Where there is a deviation from the arm's length principle, the price charged between group entities (where one of those entities is a tax resident) which is different to what would have been concluded at an arm's length basis between unrelated persons and to tax the entity concerned is adjusted to increase the taxable income of the tax resident (also known as a primary adjustment). In addition, the adjusted amount is also deemed to be a dividend (also referred to as a secondary adjustment) that will be subject to dividend withholding tax, as well as the relevant penalties and interest is levied should such an adjustment occur.

        Although not a member, SA is an observer of the OECD and therefore closely monitors the developments within the OECD. SA participated in the recent Base Erosion Profit Shifting (BEPS) project initiative by the OECD. This has influenced certain legislation amendments in the SAn Income Tax as well as the adoption of regulatory obligations such as the country-by-country reporting (CBC), master file and local file.

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

        US holders are strongly urged to consult their own tax advisors regarding the specific US federal, state and local tax consequences of owning and disposing of shares or ADSs in light of their particular circumstances as well as any consequences arising under the laws of any other taxing jurisdiction. In particular, US holders are urged to consult their own tax advisors regarding whether they are eligible for benefits under the Treaty.

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax or the 3.8% Medicare tax on net investment income, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, persons who directly or indirectly hold more than 10% of the total combined voting power of Sasol's shares or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

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

Taxation of distributions

        Distributions (without reduction of SA withholding taxes, if any) made with respect to shares or ADSs (other than certain pro rata distributions of Sasol's capital stock or rights to subscribe for shares of Sasol's capital stock) are includible in the gross income of a US holder as foreign source dividend income on the date such distributions are received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs, to the extent paid out of Sasol's current or accumulated earnings and profits, if any, as determined for US federal income tax purposes ("earnings and profits"). Any distribution that exceeds Sasol's earnings and profits will be treated first as a nontaxable return of capital to the extent of the US holder's tax basis in the shares or ADSs (thereby reducing a US holder's tax basis in such shares or ADSs) and thereafter as either long-term or short-term capital gain (depending on whether the US holder has held shares or ADSs, as applicable, for more than one year as of the time such distribution is actually or constructively received).

        The amount of any distribution paid in foreign currency, including the amount of any SA withholding tax thereon, will be included in the gross income of a US holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the spot rate in effect on the date the dividend is actually or constructively received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs, regardless of whether the foreign currency is converted into US dollars at such time. If the foreign currency is converted into US dollars on the date of receipt, a US holder of shares generally should not be required to recognise foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into US dollars on the date of receipt, a US holder of shares will have a basis in the foreign currency equal to its US dollar value on the date of receipt.

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

        Accrual basis US holders are urged to consult their own tax advisors regarding the requirements and elections available to accrual method taxpayers to determine the US dollar amount includable in income in the case of taxes withheld in a foreign currency.

        Subject to certain limitations (including a minimum holding period requirement), SA dividend withholding taxes (as discussed above under "Taxation—SA taxation—Taxation of dividends") will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. For this purpose, dividends distributed by Sasol with respect to shares or ADSs generally will constitute foreign source "passive category income" for most US holders. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder may instead elect to deduct any such foreign income taxes paid or accrued in the taxable year, provided that the US holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits or the deductibility of foreign taxes.

        Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Certain non-corporate US holders are eligible for preferential rates of US federal income tax in respect of "qualified dividend income".

        Sasol currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes (and Sasol anticipates that such dividends will be reported as qualified dividends on Form 1099-DIV delivered to US holders) if Sasol was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a Passive Foreign Investment Company (PFIC) for US federal income tax purposes. Each individual US holder of shares or ADSs is urged to consult his own tax advisor regarding the availability to him of the preferential dividend tax rate in light of his own particular situation including foreign tax credit limitations with respect to any qualified dividend income paid by Sasol, as applicable.

Sale, exchange or other taxable disposition of shares or ADSs

        Upon a sale, exchange or other taxable disposition of shares or ADSs, a US holder generally will recognise capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder's adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds one year at the time of disposition if Sasol was not, at any time during the holder's holding period, a PFIC for US federal income tax purposes. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, long-term capital gain generally is subject to US federal income tax at preferential rates. Each US holder of shares or ADSs is urged to consult his own tax advisor regarding the potential US tax consequences from the taxable disposition of shares or ADSs, including foreign currency implications arising therefrom and any other SA taxes imposed on a taxable disposition.

Passive foreign investment company considerations

        Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2017. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

US information reporting and backup withholding

        Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares or ADSs through a US intermediary or other US paying agent may be subject to information reporting to the US Internal Revenue Service (-IRS). US federal backup withholding generally is imposed on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or applicable substitute form. Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN, W-8BEN-E or applicable substitute form) in connection with payments received in the United States or through certain US-related financial intermediaries.

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

        Refer to "Item 18—Annual Financial statements—Note 39 Financial risk management and financial instruments" for a qualitative and quantitative discussion of the group's exposure to these market risks. Specific recognition and measurement principles of the interest rate swap are contained within the same reference.The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations. Liabilities reflect principal payments in each year.

Liabilities—notional	2018	2019	2020	2021	2022	Thereafter	Total	Fair value
	(Rand in millions)
Fixed rate (Rand)	1 150	1 694	25	24	27	434	3 353	3 159
Average interest rate	12,47%	12,32%	13,00%	13,00%	13,00%	0
Variable rate (Rand)	5 598	7 318	1 180	1 030	733	1 709	17 569	17 541
Average interest rate	7,78%	7,93%	8,17%	7,72%	6,99%	0
Fixed Rate (US$)	15	9	2	2	1	13 015	13 044	13 396
Average interest rate	4,50%	4,50%	4,50%	4,50%	4,50%	4,47%
Variable rate (US$)	733	4 447	5 956	3 477	31 734	0	46 347	46 989
Average interest rate	3,35%	3,34%	3,39%	3,52%	3,49%	1,31%
Fixed rate (Euro)	209	68	49	48	49	99	521	521
Average interest rate	2,36%	2,42%	2,64%	3,01%	3,69%	3,69%
Variable rate (Euro)	2 542	—	—	—	—	—	2 542	2 542
Average interest rate	1,10%	—	—	—	—	—
Variable rate (Other currencies)	777	—	—	—	—	—	777	777
Average interest rate	—	—	—	—	—	—	—	—

Total	11 025	13 537	7 212	4 581	32 544	15 257	84 153	84 926

	2018	2019	2020	2021	2022	Thereafter	Fair value
	(Rand in millions)
Interest rate swap—designated as a hedging instrument*
Average notional amount	26 078	26 078	25 145	23 875	22 515	18 913	1 070
Average receive rate	1,40%	1,73%	1,96%	2,16%	2,16%	2,57%
Average pay rate	2,70%	2,70%	2,70%	2,70%	2,70%	2,70%
Notional at 30 June	26 078	26 078	24 839	23 548	22 166	18 367

	2018	2019	2020	2021	2022	Thereafter	Total Maturity
Foreign Currency Derivatives—held for trading*
USD
Zero-cost collars	1 543	—	—	—	—	—	1 543
Foreign Exchange Contracts	3	—	—	—	—	—	3
EUR
Foreign Exchange Contracts	(392)	—	—	—	—	—	(392)
Commodity derivatives—held for trading*
Crude oil
Crude oil options	1 116	—	—	—	—	—	1 116
Crude oil futures	1 602	—	—	—	—	—	1 602
Coal price
Coal swaps	19	—	—	—	—	—	19

*
For more information relating to contract amounts, weighted average strike prices, notional amounts and weighted average pay rate refer to "Item 18—Annual Financial statements—Note 39 Financial risk management and financial instruments".

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A Debt securities

        Not applicable.

12.B Warrants and rights

        Not applicable.

12.C Other securities

        Not applicable.

12.D American depositary shares

12.D.1 Depositary name and address

        Not applicable.

12.D.2 Description of American depositary shares

        Not applicable.

12.D.3 Depositary fees and charges

        The Bank of New York Mellon serves as the depositary for Sasol's American Depositary Shares (ADSs). Sasol's ADSs, each representing one Sasol ordinary share, are traded on the New York Stock Exchange under the symbol "SSL". The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon, as Depositary, under the Deposit Agreement (dated as of 14 July 1994, as amended and restated as of 6 March 2003), among The Bank of New York Mellon, Sasol Limited and its registered ADR holders. ADR holders are required to pay the following fees to the Depositary:

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

12.D.4 Depositary payments for 2017

        In terms of the Amended and Restated Deposit Letter Agreement dated as of 21 September 2015 (the Letter Agreement), the

Depositary will pay the company 70% of all dividend fees it collects for as long as the number of ADRs outstanding exceed 50% of the number outstanding on 21 September 2015. These payments will be made to the company within 60 days from the date such fees are collected. During the 2017 financial year, two payments of $547 465,07 and $367 387,17 were received from the Bank of New York Mellon in respect of the 2016 year end final dividend and the 2017 interim dividend respectively.

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

        Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework (2013)". Based on this assessment, our management has determined that, as of 30 June 2017, Sasol's internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of 30 June 2017 was audited by PricewaterhouseCoopers Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

(d)
Changes in internal control over financial reporting

        There were no changes in our internal control over financial reporting that occurred during the year ended 30 June 2017 that have materially affected, or are likely to materially affect, our internal control over financial reporting as at 30 June 2017.

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

Item 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2017 and 2016 years:

	Audit fees	Audit- related fees	Tax fees	All other fees	Total
	(Rand in millions)
2017(1)	83	3	3	—	89
2016(1)	80	4	1	—	85

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

        In terms of our policy, non-audit services not exceeding R500 000 that fall into the categories set out in the pre-approval policy, do not require pre-approval by the audit committee, but are pre-approved by the Senior Vice President: Financial Control Services. The audit committee is notified of each such service at its first meeting following the rendering of such service. All non-audit services exceeding R500 000 but not exceeding R2 million are pre-approved by the Chief Financial Officer. The audit committee is notified on a monthly basis of services approved within this threshold. Fees in respect of non-audit services exceeding R2 million require pre-approval by the audit committee, prior to engagement.

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

        No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2017.

Item 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

Item 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares repurchased	Average price paid per share	Shares cancelled under the share repurchase programme	Total number of shares purchased as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes(1)
For the year ended 30 June 2017
Balance at 30 June 2016	40 309 886	—	(31 500 000)	8 809 886	56 268 816
2016-07-01 to 2016-07-31	—	—	—	—	56 591 912
2016-08-01 to 2016-08-31	—	—	—	—	56 593 482
2016-09-01 to 2016-09-30	—	—	—	—	56 605 882
2016-10-01 to 2016-10-31	—	—	—	—	56 607 392
2016-11-01 to 2016-11-30	—	—	—	—	56 608 562
2016-12-01 to 2016-12-31	—	—	—	—	56 612 922
2017-01-01 to 2016-01-31	—	—	—	—	56 612 922
2017-02-01 to 2017-02-29	—	—	—	—	56 612 922
2017-03-01 to 2017-03-31	—	—	—	—	56 612 922
2017-04-01 to 2017-04-30	—	—	—	—	56 612 922
2017-05-01 to 2017-05-31	—	—	—	—	56 612 922
2017-06-01 to 2017-06-30	—	—	—	—	56 612 922
2017-07-01 to 2017-07-31	—	—	—	—	56 612 922
2017-08-01 to 2017-08-28	—	—	—	—	56 612 922

	40 309 886		(31 500 000)	8 809 886

(1)
Approval is obtained annually at the annual general meeting for a new maximum number of shares to be repurchased.

a.
At our annual general meeting held on 25 November 2016, shareholders granted the authority to the directors to approve the repurchase by the company of its issued securities up to 10% of each of Sasol's ordinary shares and Sasol BEE ordinary shares. The company's issued ordinary shares as at 25 November 2016, was 651 389 516 (4 December 2015—651 389 516) and its issued Sasol BEE ordinary shares as at 25 November 2016, was 2 838 565 (4 December 2015—2 838 565). No shares were repurchased in terms of this authority.

b.
The repurchase is limited to a maximum of 10% of the company's securities in the applicable class at the time the authority was granted and no acquisition may be made at a price more than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date of such acquisition.

c.
In terms of the JSE Limited Listings Requirements and the terms of the resolution, the general authority granted to the directors by shareholders on 25 November 2016 to acquire the company's issued securities will not exceed 15 months from the date of the resolution and will be valid only until the company's next annual general meeting, which is scheduled for 17 November 2017.

d.
The authority granted by shareholders on 4 December 2015, was replaced by a new authority from shareholders on 25 November 2016 to repurchase Sasol ordinary shares and Sasol BEE ordinary shares. The maximum number of Sasol ordinary shares that could be repurchased between 4 December 2015 and 25 November 2016 amounts to 65 138 951 and the maximum number of Sasol BEE ordinary shares 283 856.

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

        We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2017.

        Refer to "Integrated Report—Our governance framework" as contained in Exhibit 99.9, for further details of our corporate governance practices.

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

Index to Consolidated Financial Statements for the years ended 30 June 2017, 2016 and 2015

Report of the Independent Registered Public Accounting Firm (PwC)	F-1
Consolidated Financial Statements*	F-
Supplemental Oil and Gas Information (Unaudited)	G-1

*
Refer to Item 18—"Annual financial statements" which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Sasol Limited and its subsidiaries at 30 June 2017 and 30 June 2016, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2017, based on criteria established in Internal Control—Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
28 August 2017

F-1

SUPPLEMENTAL OIL AND GAS INFORMATION (unaudited)

        In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 932, "Extractive Industries—Oil and Gas", and regulations of the US Securities and Exchange Commission (SEC), this section provides supplemental oil and gas information separately about our natural oil and gas exploration and production operations, as managed by Exploration and Production International (E&PI); and about our coal mining operations and the conversion of coal reserves to synthetic oil, as managed by Mining and Sasol Secunda Operations.

NATURAL OIL AND GAS

        The supplemental information provided below relates to our natural oil and gas operations, which are managed by Exploration and Production International (E&PI).

        Tables 1 through to 3 present historical information pertaining to costs incurred for property acquisitions, exploration and development; capitalised costs; and results of operations. Table 4 presents estimates of proved developed and proved undeveloped reserves (which are not supplemental). Tables 5 and 6 present information on the standardised measure of estimated discounted future net cash flows related to proved reserves and changes therein.

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

        The table below presents the costs incurred, during the last three years, in natural oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently.

	Natural oil and gas (Rand in millions)
	Mozambique	North America(1)(2)	Other areas(1)		Total
Year ended 30 June 2015
Acquisition of unproved properties(3)	—	—	120,7		120,7
Exploration	550,8	—	248,9		799,7
Development	636,5	2 923,9	857,7		4 418,1

Total costs incurred	1 187,3	2 923,9	1 227,3		5 338,5

Year ended 30 June 2016
Acquisition of unproved properties	—	—	—		—
Exploration	736,1	—	238,7		974,8
Development	745,6	7 447,7	391,7		8 585,0

Total costs incurred	1 481,7	7 447,7	630,4		9 559,8

Year ended 30 June 2017
Acquisition of unproved properties	—	—	—		—
Exploration	40,5	—	372,7		413,2
Development	1 986,7	362,4	(43,7)	(4)	2 305,4

Total costs incurred	2 027,2	362,4	329,0		2 718,6

(1)
North America comprises Canada. Other Areas comprises: Gabon, Australia and South Africa.

(2)
Development cost in 2016 includes CAD380 million (R4,2 billion), agreed with our partner, Progress Energy, as the first part of the settlement of the remaining funding commitment.

(3)
Stated as acquisition of proved properties in 2016.

(4)
Relates to the reversal of accruals raised in 2016.

TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

        The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to natural oil and gas exploration and production activities, and the aggregate amount of the related depreciation and amortisation.

	Natural Oil and Gas (Rand in millions)
	Mozambique	North America(1)	Other areas(1)	Total
Year ended 30 June 2015
Proved properties	8 135,5	20 171,9	3 836,5	32 143,9

Producing wells and equipment	6 672,5	19 086,0	3 325,0	29 083,5
Non-producing wells and equipment	1 463,0	1 085,9	511,5	3 060,4

Unproved properties	1 882,6	1 278,8	216,3	3 377,7

Capitalised costs	10 018,1	21 450,7	4 052,8	35 521,6
Accumulated depreciation	(2 648,1)	(10 870,8)	(2 875,7)	(16 394,6)

Net book value	7 370,0	10 579,9	1 177,1	19 127,0

Year ended 30 June 2016
Proved properties	8 992,2	31 030,0	5 099,2	45 121,4

Producing wells and equipment	8 808,2	30 584,2	5 099,2	44 491,6
Non-producing wells and equipment	184	445,8	—	629,8

Unproved properties	4 466,0	—	55,9	4 521,9

Capitalised costs	13 458,2	31 030,0	5 155,1	49 643,3
Accumulated depreciation	(3 274,3)	(21 927,3)	(4 545,6)	(29 747,2)

Net book value	10 183,9	9 102,7	609,5	19 896,1

Year ended 30 June 2017
Proved properties	8 599,2	27 502,1	4 251,8	40 353,1

Producing wells and equipment	8 513,2	27 420,2	4 250,2	40 183,6
Non-producing wells and equipment	86,0	81,9	1,6	169,5

Unproved properties	6 051,6	—	49,3	6 100,9

Capitalised costs	14 650,8	27 502,1	4 301,1	46 454,0
Accumulated depreciation	(3 832,6)	(20 577,9)	(4 036,9)	(28 447,4)

Net book value	10 818,2	6 924,2	264,2	18 006,6

(1)
North America comprises Canada. Other Areas comprises: Gabon, Australia and South Africa

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

        The results of operations for natural oil and gas producing activities are summarised in the table below.

	Natural oil and gas (Rand in millions)
	Mozambique	North America(1)	Other areas(1)	Total
Year ended 30 June 2015
Sales to unaffiliated parties	392,4	695,5	954,9	2 042,8
Transfers to affiliated parties	3 129,2	—	—	3 129,2

Total revenues	3 521,6	695,5	954,9	5 172,0
Production costs	(1 102,1)	(161,8)	(493,5)	(1 757,4)
Foreign currency translation (losses)/gains	(402,0)	—	(9,4)	(411,4)
Exploration expenses	(21,7)	—	(189,7)	(211,4)
Valuation provision	—	(1 295,6)	(1 330,7)	(2 626,3)
Farm-down (losses)/gains	—	—	(502,9)	(502,9)

Depreciation	(569,3)	(1 604,2)	(259,7)	(2 433,2)

Operating profit / (loss)	1 426,5	(2 366,1)	(1 831,0)	(2 770,6)
Tax	(746,4)	—	356,8	(389,6)

Results of operations	680,1	(2 366,1)	(1 474,2)	(3 160,2)

Year ended 30 June 2016				—
Sales to unaffiliated parties	228,4	466,4	861,4	1 556,2
Transfers to affiliated parties	2 655,2	—	—	2 655,2

Total revenues	2 883,6	466,4	861,4	4 211,4
Production costs	(440,8)	(185,8)	(783,1)	(1 409,7)
Foreign currency translation (losses)/gains	(1 053,2)	—	(2,8)	(1 056,0)
Exploration expenses	(108,8)	—	(71,1)	(179,9)
Valuation provision	—	(9 882,1)	(416,8)	(10 298,9)
Farm-down (losses)/gains	347,5	—	(13,7)	333,8
Depreciation	(630,1)	(1 310,3)	(1 061,5)	(3 001,9)

Operating profit/(loss)	998,2	(10 911,8)	(1 487,6)	(11 401,2)
Tax	589,3	—	389,1	978,4

Results of operations	1 587,5	(10 911,8)	(1 098,5)	(10 422,8)

Year ended 30 June 2017				—
Sales to unaffiliated parties	224,8	559,7	835,2	1 619,7
Transfers to affiliated parties	2 464,7	—	—	2 464,7

Total revenues	2 689,5	559,7	835,2	4 084,4
Production costs	(373,3)	(48,2)	(497,8)	(919,3)
Foreign currency translation (losses)/gains	345,6	—	(1,6)	344,0
Exploration expenses	(37,3)	—	(222,5)	(259,8)
Valuation provision	—	—	8,2	8,2
Farm-down (losses)/gains	—	—	(0,9)	(0,9)
Depreciation	(560,4)	(1 260,3)	(201,5)	(2 022,2)

Operating profit/(loss)	2 064,1	(748,8)	(80,9)	1 234,4
Tax	(321,1)	—	(126,6)	(447,7)

Results of operations	1 743,0	(748,8)	(207,5)	786,7

(1)
North America comprises Canada. Other areas comprises: Gabon, Australia and South Africa.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

        The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas, as at 30 June 2017 and the two previous years, along with volumes produced during the year. Refer to Item 4.D Property, plants and equipment.

        Proved reserves of synthetic oil is shown separately on page G-6. As at 30 June 2017, the total proved reserve estimate for natural oil and gas is 216,0 million barrels in oil equivalent terms (6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil).

        The table below also presents the changes in proved reserves of natural oil and gas over the last three years and identifies the reasons for the changes in the estimates.

	Crude oil and condensate(4)				Natural gas(4)			Oil equivalent(1)(4)
	Mozambique(2)	North America(3)	Rest of Africa(3)	Total	Mozambique(2)	North America(3)(5)	Total	Mozambique	North America(3)(4)	Rest of Africa(3)	Total
	Millions of barrels				Billions of cubic feet			Equivalent, Millions of barrels
Balance at 30 June 2014	4,1	0,2	4,2	8,5	1 388,4	72,5	1 460,9	235,5	12,3	4,2	252,0
Revisions	0,0	0,1	(1,3)	(1,2)	(82,8)	33,3	(49,5)	(13,8)	5,6	(1,3)	(9,5)
Improved recovery	0,6	0,2	(0,5)	0,3	174,7	32,8	207,5	29,7	5,7	(0,5)	34,9
Production	(0,3)	(0,2)	(1,3)	(1,8)	(109,2)	(21,8)	(131,0)	(18,5)	(3,8)	(1,3)	(23,6)

Balance at 30 June 2015	4,4	0,3	1,1	5,8	1 371,1	116,8	1 487,9	232,9	19,8	1,1	253,8
Revisions	(0,3)	0,1	0,8	0,6	(42,4)	(0,6)	(43,0)	(7,4)	0,0	0,8	(6,6)
Improved recovery	0,0	0,0	0,4	0,4	(3,8)	27,2	23,4	(0,6)	4,5	0,4	4,3
Production	(0,3)	(0,2)	(1,5)	(2,0)	(114,4)	(20,7)	(135,1)	(19,4)	(3,6)	(1,5)	(24,5)

Balance at 30 June 2016	3,8	0,2	0,8	4,8	1 210,5	122,7	1 333,2	205,5	20,7	0,8	227,0
Revisions	0,2	0,5	2,1	2,8	88,9	21,6	110,5	15,1	4,0	2,1	21,2
Improved recovery	(0,3)	—	0,1	(0,2)	(43,3)	—	(43,3)	(7,5)	—	0,1	(7,4)
Production	(0,3)	(0,1)	(1,3)	(1,7)	(116,4)	(21,9)	(138,3)	(19,7)	(3,8)	(1.3)	(24,8)

Balance at 30 June 2017	3,4	0,6	1,7	5,7	1 139,7	122,4	1 262,1	193,4	20,9	1,7	216,0

Proved developed reserves
At 30 June 2015	1,1	0,3	1,1	2,5	386,8	103,7	490,5	65,5	17,6	1,1	84,2

At 30 June 2016	2,2	0,2	0,8	3,2	738,1	107,9	846,0	125,2	18,2	0,8	144,2

At 30 June 2017	2,0	0,6	1,7	4,3	710,7	122,4	833,1	120,5	20,9	1,7	143,1

Proved undeveloped reserves
At 30 June 2015	3,3	0,0	—	3,3	984,3	13,1	997,4	167,4	2,2	—	169,6

At 30 June 2016	1,6	0,0	—	1,6	472,4	14,8	487,2	80,3	2,5	—	82,8

At 30 June 2017	1,4	—	—	1,4	429,0	—	429,0	72,9	—	—	72,9

(1)
6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil.

(2)
Natural oil and gas production in Mozambique in 2015, 2016 and 2017 originated from the single operational Pande-Temane PPA field, which comprises more than 15% of our total proved reserves.

(3)
North America comprises Canada, Rest of Africa comprises Gabon.

(4)
Volumes presented in this table are after deduction of royalty taken in kind.

(5)
Revision of (0,6) billion cubic feet in 2016 was incorrectly stated as 0,6 billion cubic feet in Form 20-F of 2016.

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

        The definitions of categories of natural oil and gas reserves used in this disclosure are consistent with those set forth in the Regulations:

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

	Natural oil and gas (Rand in million)
	Mozambique(1)	North America(1)	Rest of Africa(1)	Total
Year ended 30 June 2015
Future cash inflows	48 356,0	3 908,1	1 006,0	53 270,1
Future production costs	(7 879,1)	(3 122,6)	(1 139,5)	(12 141,2)
Future development costs	(6 825,3)	(1 830,4)	(927,9)	(9 583,6)
Future income taxes	(11 060,1)	—	(100,4)	(11 160,5)

Undiscounted future net cash flows	22 591,5	(1 044,9)	(1 161,8)	20 384,8
10% annual discount for timing of estimated cash flows	(9 941,5)	882,9	229,2	(8 829,4)

Standardised measure of discounted future net cash flows	12 650,0	(162,0)	(932,6)	11 555,4

Year ended 30 June 2016
Future cash inflows	31 758,7	3 306,5	507,5	35 572,7
Future production costs	(6 445,2)	(3 140,9)	(967,2)	(10 553,3)
Future development costs	(7 394,8)	(2 436,4)	(889,7)	(10 720,9)
Future income taxes	(6 677,0)	0,0	(50,6)	(6 727,6)

Undiscounted future net cash flows	11 241,7	(2 270,8)	(1 400,0)	7 570,9
10% annual discount for timing of estimated cash flows	(3 797,0)	1 118,1	224,8	(2 454,1)

Standardised measure of discounted future net cash flows	7 444,7	(1 152,7)	(1 175,2)	5 116,8

Year ended 30 June 2017
Future cash inflows	25 803,2	3 642,5	1 142,7	30 588,4
Future production costs	(6 764,1)	(2 787,4)	(1 236,9)	(10 788,4)
Future development costs	(5 720,9)	(1 613,6)	(595,6)	(7 930,1)
Future income taxes	(5 396,4)	—	(111,9)	(5 508,3)

Undiscounted future net cash flows	7 921,8	(758,5)	(801,7)	6 361,6
10% annual discount for timing of estimated cash flows	(2 534,0)	620,6	213,2	(1 700,2)

Standardised measure of discounted future net cash flows	5 387,8	(137,9)	(588,5)	4 661,4

(1)
North America comprises Canada, Rest of Africa comprises Gabon.

        The undiscounted future net cash flows in Canada for our Farrell Creek and Cypress A asset, and in Gabon for our Etame Marin Permit asset, 2015, 2016 and 2017 are negative as a result of future production and development costs, primarily contractually committed costs and asset retirement costs, which are not directly related to future production or dependent upon the continuation of production and will be incurred even in the event of no future production. For both assets these costs are fully responsible for the negative future cash flow.

        In Canada, the cost of unused gas transportation capacity is included in production costs. We market the unused capacity on an ad hoc basis and though such marketing has been successful in the past, no future revenue from this marketing is included in the calculation of the standardised measure of discounted future net cash flows.

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

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

        The changes in standardised measure of discounted future net cash flows, relating to the Proved Reserves are shown in the table below.

	Natural oil and gas (Rand in millions)
	Mozambique(1)	North America(2)	Rest of Africa(2)	Total
Present value at 30 June 2014	13 501,1	(400,5)	460,4	13 561,0
Net changes for the year	(851,1)	238,5	(1 393,0)	(2 005,6)
Sales and transfers of oil and gas produced net of production costs	(3 317,7)	(506,8)	(662,0)	(4 486,5)
Development costs incurred	853,8	2 930,0	855,0	4 638,8
Net change due to current reserves estimates from:				—
Improved recovery	2 208,6	291,4	(381,5)	2 118,5
Revisions	(1 349,3)	1 118,6	(771,0)	(1 001,7)
Net changes in prices and costs related to future production	(5 216,4)	(440,7)	(1 052,6)	(6 709,7)
Changes in estimated future development costs	(14,9)	(3 114,3)	(102,2)	(3 231,4)
Accretion of discount	1 987,5	(40,1)	100,7	2 048,1
Net change in income tax	769,6	—	457,2	1 226,8
Net change due to exchange rate	3 227,7	0,4	163,4	3 391,5
Present value at 30 June 2015	12 650,0	(162,0)	(932,6)	11 555,4

Net changes for the year	(5 205,3)	(990,7)	(242,6)	(6 438,6)
Sales and transfers of oil and gas produced net of production costs	(2 394,0)	(521,5)	(209,1)	(3 124,6)
Development costs incurred	637,7	2 205,9	570,6	3 414,2
Net change due to current reserves estimates from:				—
(Reduced)/improved recovery	(88,3)	182,0	213,5	307,2
Revisions	697,7	333,9	501,8	1 533,4
Net changes in prices and costs related to future production	(11 445,5)	(580,1)	(739,3)	(12 764,9)
Changes in estimated future development costs	(213,1)	(2 565,8)	(354,1)	(3 133,0)
Accretion of discount	1 825,4	(16,2)	(84,3)	1 724,9
Net change in income tax	1 775,2	0,0	43,1	1 818,3
Net change due to exchange rate	3 999,6	(28,9)	(184,8)	3 785,9
Present value at 30 June 2016	7 444,7	(1 152,7)	(1 175,2)	5 116,8

Net changes for the year	(2 056,9)	1 014,8	586,7	(455,4)
Sales and transfers of oil and gas produced net of production costs	(2 141,9)	(434,5)	(375,9)	(2 952,3)
Development costs incurred	267,0	499,9	35,7	802,6
Net change due to current reserves estimates from:				—
(Reduced)/improved recovery	(822,0)	—	15,1	(806,9)
Revisions	1 324,8	434,2	1 204,4	2 963,4
Net changes in prices and costs related to future production	(1 232,1)	413,3	(530,9)	(1 349,7)
Changes in estimated future development costs	289,2	71,5	261,7	622,4
Accretion of discount	1 127,4	(115,3)	(112,9)	899,2
Net change in income tax	522,1	—	(49,9)	472,2
Net change due to exchange rate	(1 391,4)	145,7	139,4	(1 106,3)
Present value at 30 June 2017	5 387,8	(137,9)	(588,5)	4 661,4

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

	Synthetic oil—South Africa
Year ended 30 June	2017	2016	2015
Acquisition of proved properties	0,1	11,8	174,4
Exploration	129,8	154,3	148,0
Development	2 063,8	3 014,4	4 729,7

Total costs incurred	2 193,7	3 180,5	5 052,1

TABLE 2—CAPITALISED COSTS RELATING TO SYNTHETIC OIL ACTIVITIES

        The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to synthetic oil and production activities, and the aggregate amount of the related depreciation and amortisation.

Synthetic oil—South Africa
Year ended 30 June	2017	2016	2015
Proved properties	91 872,4	85 985,0	78 711,2

Producing wells and equipment	91 872,4	85 985,0	71 191,5
Non-producing wells and equipment	—	—	7 519,7
Unproved properties	—	—	—

Capitalised costs	91 872,4	85 985,0	78 711,2
Accumulated depreciation	(28 936,4)	(26 027,6)	(22 853,3)

Net book value	62 936,0	59 957,4	55 857,9

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

        The results of operations for synthetic oil activities are summarised in the table below.

Synthetic oil—South Africa
Year ended 30 June	2017	2016	2015
Sales to unaffiliated parties	—	—	—
Transfers to affiliated parties	35 659,7	33 428,4	45 709,4

Total revenues	35 659,7	33 428,4	45 709,4
Production costs	(18 507,5)	(18 557,3)	(14 543,2)
Foreign currency translation gains / (losses)	7,2	8,6	(11,1)
Exploration expenses	(28,0)	(47,0)	(45,0)
Depreciation	(6 088,1)	(5 395,0)	(4 511,8)

Operating profit/(loss)	11 043,3	9 437,7	26 598,3
Tax	(1 967,9)	(2 600,2)	(6 954,4)

Results of operations	9 075,4	6 837,5	19 643,9

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

  Proved Reserves

        The table below summarises proved developed and proved undeveloped reserves of synthetic oil as at 30 June 2017, for the last three years. As at 30 June 2017, the total proved reserve estimate for synthetic oil is 980,5 million barrels in oil equivalent terms.

	Synthetic oil—South Africa
	2017	2016	2015
Opening balance	990,9	1 042,5	680,7
Revisions	30,9	—	413,6
Recovery/ (loss)	—	—	—
Production	(41,3)	(51,6)	(51,8)

Balance at 30 June	980,5	990,9	1 042,5

Proved developed reserves	980,5	990,9	1 042,5

Proved undeveloped reserves	—	—	—

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Synthetic oil—South Africa
Year ended 30 June	2017	2016	2015(1)
Future cash inflows	670 163,5	630 028,9	906 161,1
Future production costs	(373 987,5)	(341 767,1)	(346 619,9)
Future development costs	(199 417,2)	(183 888,3)	(181 021,4)
Future income taxes	(38 109,1)	(36 878,3)	(114 069,6)

Undiscounted future net cash flows	58 649,7	67 495,2	264 450,3
10% annual discount for timing of estimated cash flows	(40 504,8)	(43 046,6)	(160 169,1)

Standardised measure of discounted future net cash flows	18 144,9	24 448,6	104 281,2

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

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

Synthetic oil—South Africa
	2017	2016	2015(1)
Present value—opening balance	24 448,7	104 281,2	162 843,1
Net changes for the year	(6 303,9)	(79 832,5)	(58 562,1)

Sales and transfers of oil and gas produced net of production costs	(17 152,2)	(14 871,2)	(31 166,1)
Development costs incurred	9 339,9	9 367,1	11 369,9
Net change due to current reserves estimates from:
Improved recovery	—	—	—
Commercial arrangements	—	—	—
Revisions	1 695,3	3 527,6	30 491,1
Net changes in prices and costs related to future production	21 021,7	(173 986,8)	(123 966,6)
Changes in estimated future development costs	(11 616,0)	(8 348,0)	(20 968,8)
Accretion of discount	2 195,5	9 441,1	14 599,3
Net change in income tax	2 355,0	35 442,4	28 759,1
Net change due to exchange rate	(14 143,1)	59 595,3	32 320,0

Present value at 30 June	18 144,8	24 448,7	104 281,0

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
15.2	Consent of independent registered public accounting firm—PwC
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Remuneration Report
99.3	CFO Report
99.4	Our Operating Model Structure
99.5	Integrated Report—Our strategy
99.6	Integrated Report—Our integrated value chain
99.7	Integrated Report—Operational reviews
99.8	Information about our board of directors and senior management
99.9	Integrated Report—Our governance framework
99.9.1	Sasol Limited Board Charter
99.9.2	Terms of reference—Audit Committee and Remuneration Committee

*
Incorporated by reference to our annual report on Form 20-F filed on 7 October 2008.

**
Incorporated by reference to our registration statement on Form 20-F filed on 6 March 2003.

H-1

M-1

Exploration and Production International Licence Areas Africa

Nigeria
OML 145
Gabon
Ebouri EEA
Etame EEA
Avouma EEA
Atlantic Ocean
Indian Ocean
Mozambique
PPA (N)
Blocks 16 & 19
PSA CAP
PPA (S)
Area A
PSA Temane Gas DPA
PSA Inhassoro Oil DPA
South Africa
ER236
Legend
PPA
Other African Licences

Exploration and Production International Global Footprint and Office Locations

Canada
United Kingdom
Nigeria
Gabon
Mozambique
South Africa
Australia
Legend
Licence under Negotiation
Exploration or Study Licence
Development and Production Assets - Oil
Development and Production Assets - Gas
Office Location
Countries with Sasol E&P Activities
Mozambique
0 125 250

M-2