Form 20-F
period 2018-06-30
SASOL LTD
filed 2018-08-28
CIK 314590

Use these links to rapidly review the document

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

As filed with the Securities and Exchange Commission on 27 August 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
 623 081 550 Sasol ordinary shares of no par value
16 085 199 Sasol preferred ordinary shares of no par value
6 394 179 Sasol BEE ordinary shares of no par value

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

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2018. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

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

        "Financial Review" means the Integrated Report—Financial Review included in Exhibit 99.3.

        "Headline earnings per share (HEPS)" refers to disclosure made in terms of the JSE listing requirements.

        "Core headline earnings per share (CHEPS)" refers to a disclosure based on HEPS above, calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of significant capital projects exceeding four billion rand which have reached beneficial operation and are still ramping up and share-based payments on implementation of Broad-Based Black Economic Empowerment (B-BBEE) transactions. Period close adjustments in relation to the valuation of our derivatives at period end is to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group's sustainable operating performance. However, this is not a defined term under IFRS and may not be comparable with similarly titled measures reported by other companies.

        "EBIT" refers to earnings before interest and tax.

FORWARD-LOOKING STATEMENTS

        We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the US Securities and Exchange Commission, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

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

  •
  statements regarding our future results of operations and financial condition and regarding future economic performance including cost-containment and cash-conservation programmes;

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

    Lake Charles Chemicals Project, Mozambique exploration and development activities, the GTL joint ventures in Qatar and Nigeria, chemical projects and joint arrangements in North America and other investments), acquisitions of new businesses or the disposal of existing businesses, including estimates or projections of internal rates of return (IRR) and future profitability;

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

  •
  statements regarding the demand, pricing and cyclicality of oil, gas and petrochemical product prices;

  •
  statements regarding changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability;

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

  •
  statements and assumptions relating to macroeconomics;

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

  •
  the accuracy of our assumptions in assessing the economic viability of our large capital projects and growth in significant developing areas of our business;

  •
  the ability to gain access to sufficient competitively priced gas, oil and coal reserves and other commodities;

  •
  the impact of environmental legislation and regulation on our operations and access to natural resources;

  •
  our success in continuing technological innovation;

  •
  the success of our B-BBEE ownership transaction;

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

        The financial data set forth below for the years ended as at 30 June 2018 and 2017 and for each of the years in the three-year period ended 30 June 2018 has been derived from and should be read in conjunction with our audited consolidated financial statements included in Item 18.

        Financial data as at 30 June 2016, 2015 and 2014, and for the years ended 30 June 2015 and 2014 have been derived from the group's previously published audited consolidated financial statements, which are not included in this document.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	30 June 2018	30 June 2017	30 June 2016	30 June 2015	30 June 2014
	(Rand in millions) (except per share information and weighted average shares in issue)
Income Statement data:
Turnover	181 461	172 407	172 942	185 266	202 683
Earnings before interest and tax	17 747	31 705	24 239	46 549	45 818
Earnings attributable to owners of Sasol Limited	8 729	20 374	13 225	29 716	29 580
Statement of Financial Position data:
Total assets	439 235	398 939	390 714	323 599	280 264
Total equity	228 608	217 234	212 418	196 483	174 769
Total liabilities	210 627	181 705	178 296	127 116	105 495
Share capital(1)	15 775	29 282	29 282	29 228	29 084
Per share information (Rand):
Basic earnings per share	14,26	33,36	21,66	48,71	48,57
Diluted earnings per share	14,18	33,27	21,66	48,70	48,27
Dividends per share(2)	12,90	12,60	14,80	18,50	21,50
Weighted average shares in issue (in millions):
Average shares outstanding—basic(3)	612,2	610,7	610,7	610,1	609,0
Average shares outstanding—diluted(4)	615,9	612,4	610,7	610,2	620,8

(1)
For information regarding the share repurchases and cancellations please refer to "Item 18—Annual Financial Statements—Note 15 Share capital".

(2)
The total dividend includes the interim and final dividend. The final dividend was declared subsequent to the reporting date and is presented for information purposes only. No provision for this final dividend has been recognised. Dividends per share in dollars (Rand per US dollar as of 23 August 2018) are as follows: $0,97 for 30 June 2018, $0,95 for 30 June 2017, $1,03 for 30 June 2016, $1,43 for 30 June 2015 and $1,98 for 30 June 2014.

(3)
Increase in basic average shares outstanding is due to shares issued as long-term incentives (LTI's) to employees and Sasol shares issued as part of the Sasol Khanyisa transaction.

(4)
The number of shares outstanding is adjusted to show the potential dilution if the LTI's were settled in Sasol Limited shares. The Sasol Inzalo transaction and Sasol Khanyisa Tier 1, Tier 2 and Khanyisa Public are anti-dilutive in 2018.

Exchange rate information

        The following table sets forth certain information with respect to the rand/US dollar exchange rate for the years shown:

Rand per US dollar for the year ended 30 June and the respective month:

	Average(1)	High(2)	Low(2)
2014	10,39	11,32	9,59
2015	11,45	12,58	10,51
2016	14,52	16,88	12,25
2017	13,61	14,75	12,44
2018	12,85	14,48	11,55
February 2018	11,82	12,17	11,55
March 2018	11,83	12,02	11,62
April 2018	12,10	12,47	11,82
May 2018	12,53	12,76	12,25
June 2018	13,33	13,86	12,57
2019(3)
July 2018(3)	13,38	13,83	13,11
August 2018 (Up to 23 August 2018)	14,01	14,73	13,23

(1)
The average exchange rates for each full year are calculated using the average exchange rate on the last day of each month during the period. The average exchange rate for each month is calculated using the average of the daily exchange rates during the period.

(2)
Based on the closing rate of Thomson Reuters for the applicable period.

(3)
The average exchange rate for the period 1 July 2018 to 23 August 2018 is calculated using the average exchange rate on the last day of each month and as at 23 August 2018. The average exchange rate for each month or part thereof is calculated using the average of the daily exchange rates during the period.

        On 23 August 2018 the closing exchange rate of rand per US dollar as reported by Thomson Reuters was R14,41.

3.B Capitalisation and indebtedness

        Not applicable.

3.C Reasons for the offer and use of proceeds

        Not applicable.

3.D Risk factors

Fluctuations in crude oil, natural gas, ethane and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial condition

        Market prices for crude oil, natural gas, ethane and petroleum products fluctuate as they are subject to local and international supply and demand fundamentals and other factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by general economic conditions, industry inventory levels, technology advancements, production quotas or other actions that might be imposed by international cartels that control the production of a significant proportion of the worldwide supply of crude oil, weather-related damage and disruptions, competing fuel prices and geopolitical risks, especially in the Middle East, North Africa and West Africa.

        During 2018, the dated Brent crude oil price averaged US$63,62/bbl and fluctuated between a high of US$80,29/bbl and a low of US$46,53/bbl. This compares to an average dated Brent crude oil price of US$49,77/bbl during 2017, which fluctuated between a high of US$56,30/bbl and a low of US$40,26/bbl.

        A substantial proportion of our turnover is derived from sales of petroleum, natural/piped gas and petrochemical products, prices for which have fluctuated widely in recent years and are affected by crude oil prices, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors.

        The South African government controls and/or regulates certain fuel prices. The pump price of petrol is regulated at an absolute level. Furthermore maximum price regulation applies to the refinery gate price of liquefied petroleum gas (LPG) and the sale of unpacked illuminating paraffin. South African liquid fuels are valued using the "Basic Fuel Price" (BFP). BFP is a formula-driven price that considers, amongst others, the international prices of refined products (petrol, diesel and illuminating paraffin), the rand/US dollar exchange rate and the logistical cost of transporting liquid fuels to South Africa. The BFP is then used as a component in the regulated prices that are published by the government on a monthly basis. Piped gas prices are approved at a maximum level by the National Energy Regulator of South Africa (NERSA) from time to time.

        Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuel operations.

        Prolonged periods of low crude oil and natural gas prices could also result in projects being delayed or cancelled, as well as the impairment of certain assets. In Canada, low gas prices resulted in an impairment of our shale gas assets of R2,8 billion (CAD281 million) in 2018. The total cumulative impairments recognised between 2014 and 2017 on our Canadian shale gas assets were R16,5 billion (CAD1,6 billion). The valuation of the Production Sharing Agreement (PSA) in Mozambique in 2018 was impacted by weaker long-term macro economic assumptions and lower than expected oil volumes. This resulted in a partial impairment of R1,1 billion (US$94 million).

        We use derivative financial instruments to partially protect us against day-to-day, and longer-term fluctuations in US dollar oil, export coal and ethane prices. The oil price affects the profitability of both our energy and chemical products. See "Item 11—Quantitative and qualitative disclosures about market risk". While the use of these instruments may provide some protection against fluctuations in crude oil prices, it does not protect us against longer-term fluctuations in crude oil prices or differing trends between crude oil and petroleum product prices.

        We are unable to accurately forecast fluctuations in crude oil, ethane, natural/piped gas and petroleum products prices. Fluctuations in any of these may have a material adverse effect on our business, operating results, cash flows and financial condition. Refer "Item 5A—Operating results" for the impact of the crude oil prices on the results of our operations.

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

        Further, as explained above, the components that constitute BFP are US dollar-denominated and converted to rand, which impacts the price at which we can sell fuel in South Africa.

        A significant part of our capital expenditure is US dollar-denominated, as it is directed to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa. Fluctuations in the rand/US dollar exchange rate impacts our gearing and estimated capital expenditure.

        We also generate turnover and incur operating costs in euro and other currencies.

        Fluctuations in the exchange rates of the rand against the US dollar, euro and other currencies impacts the comparability of our financial statements between periods due to the effects of translating the functional currencies of our foreign subsidiaries into rand at different exchange rates.

        Accordingly, fluctuations in exchange rates between the rand and US dollar, and/or euro may have a material effect on our business, operating results, cash flows and financial condition. As a result of the continued and sustained strengthening of the exchange rate outlook and the resulting impact on our Base Chemicals margins we fully impaired our South African Chlor Vinyls cash generating unit in the amount of R5,2 billion (R3,7 billion after tax).

        During 2018, the rand/US dollar exchange rate averaged R12,85, fluctuating between a high of R14,48 and a low of R11,55. This compares to an average exchange rate of R13,61 during 2017, which fluctuated between a high of R14,75 and a low of R12,44. At 30 June 2018 the closing rand/US dollar exchange rate was R13,73 as compared to R13,06 at 30 June 2017.

        The rand exchange rate is affected by various international and South African economic and political factors. Subsequent to 30 June 2018, the rand has on average weakened against the US dollar and the euro, closing at R14,41 and R16,62, respectively, on 23 August 2018. In general, a weakening of the rand would have a positive effect on our operating results. Conversely, strengthening of the rand would have an adverse effect on our operating results, cash flows and financial condition. Refer to "Item 5.A—Operating results" for further information regarding the effect of exchange rate fluctuations on our results of operations. We engage in hedging activities which partially protects the balance sheet and our earnings against fluctuations in the rand exchange rate. While the use of these instruments may provide some protection against fluctuations in the rand exchange rate, it does not protect us against a longer term strong rand/US dollar exchange rate. Refer to "Item 11—Quantitative and qualitative disclosures about market risk".

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

Cyclicality in petrochemical product prices and demand may adversely affect our business, operating results, cash flows and financial condition

        The demand for chemicals and especially products such as polymers, solvents, olefins, surfactants and fertilisers are cyclical. Typically, higher demand during peaks in the industry business cycle leads producers to increase their production capacity. Although peaks in the business cycle have been characterised by increased selling prices and higher EBIT margins in the past, such peaks have led to overcapacity with supply exceeding demand growth. Low periods during the industry business cycle are characterised by a decrease in selling prices and excess capacity, which can depress EBIT margins. We are unable to accurately forecast the timing of the industry business cycle, and lower prices for chemical products during downturns in the cycle may have a material adverse effect on our business, operating results, cash flows and financial condition.

Our large projects are subject to schedule delays and cost overruns, and we may face constraints in financing our existing projects or new business opportunities, which could render our projects unviable or less profitable than planned

        We are progressing with the construction of our Lake Charles Chemicals Project in Louisiana, US (LCCP) and indications are that the cost of the project will remain within the previous market guidance of US$11,13 billion. As at the end of June 2018, engineering, equipment fabrication and procurement were substantially complete and construction progress reached 68% completion. Overall the project is 88% complete with capital expenditure amounting to US$9,85 billion. We achieved first steam production in July 2018, a critical component to the operation of the LCCP and a key enabler for further commissioning. The progressive start-up of utilities is ongoing and gaining momentum, as we approach start-up of the first units by the second half of calendar year 2018. The remainder of the derivative units are expected to start up in calendar year 2019. Progress on the LCCP units are reviewed and considered internally and by third party consultants regularly. As we move toward start-up, we will update guidance in the event we confirm a materially different view of unit startup and/or cost.

        In Mozambique, the PSA Phase 1 and Phase 2 drilling activities have been completed. In total, 11 wells were drilled comprising of seven oil wells and four gas wells. The Inhassoro oil reservoirs have proved more complex than expected and, with the reduced expectation of recoverable oil volumes and uncertainty on the oil price, we are looking to maximise the use of existing processing facilities in the adjacent Petroleum Production Agreement (PPA) facilities. While Phase 1 gas results confirmed gas resources cover for the planned Central Termica Temane (CTT), formerly Mozambique Gas to Power Project (MGtP), Phase 2 appraisal drilling results however indicate gas volumes to be at the lower end of our initial estimates. Focused efforts are underway to assess the range of options and possibilities to sustainably secure and source gas feedstock.

        The development of these projects are capital intensive processes carried out over long durations and requires us to commit significant capital expenditure and allocate considerable management resources in utilising our existing experience and know-how.

        Projects like the LCCP and PSA are subject to the risk of delays and cost overruns which are inherent in any large construction project, including as a result of, among other factors:

  •
  shortages or unforeseen increases in the cost of equipment, labour and raw materials;

  •
  unforeseen design and engineering problems;

  •
  unforeseen construction problems;

  •
  inadequate phasing of activities;

  •
  labour disputes;

  •
  inadequate workforce planning or productivity of workforce;

  •
  inadequate change management practices;

  •
  natural disasters and adverse weather conditions, including excessive winds, higher-than-expected rainfall patterns, tornadoes, cyclones and hurricanes;

  •
  failure or delay of third-party service providers; and

  •
  changes to regulations, such as environmental regulations.

        In addition, significant variations in the assumptions we make in assessing the viability of our projects, including those relating to commodity prices and the prices for our products, exchange rates, import tarrifs, interest rates, discount rates (due to change in country risk premium) and the demand for our products, may adversely affect the profitability or even the viability of our investments.

        As the LCCP capital investment is particularly material to Sasol, any further cost overruns or adverse changes in assumptions affecting the viability of the project could have a material adverse effect on our business, cash flows, financial condition and prospects. We have updated the LCCP economics with the latest view of long-term market assumptions obtained from independent market consultants. Due to the uncertainty and volatility in the market, the views from the independent market consultants differ significantly from period to period. Views provided also differ on where ethane will be sourced from in the long-term. This divergence in views makes it more difficult to accurately evaluate the project economics and increases the risk that the assumptions underlying our assessment of the viability of the project may prove incorrect.

        Our operating cash flow and banking facilities may be insufficient to meet our capital expenditure plans and requirements, depending on the timing and cost of development of our existing projects and any further projects we may pursue, as well as our operating performance and the utilisation of our banking facilities. As a result, new sources of capital may be needed to meet the funding requirements of these projects, to fund ongoing business activities and to pay dividends. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, our credit rating, our gearing and other risk metrics, the condition of the financial markets, future prices for the products we sell, the prospects for our industry, our operational performance and operating cash flow and debt position, among other factors.

        In the event of unanticipated operating or financial challenges, any dislocation in financial markets, any downgrade of our credit ratings by ratings agencies or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and retire or service outstanding debt and pay dividends, could be constrained, any of which could have a material adverse effect on our business, operating results, cash flows and financial condition.

Our access to and cost of funding is affected by our credit rating, which in turn is affected by the sovereign credit rating of the Republic of South Africa

        Our credit rating may be affected by our ability to maintain our outstanding debt and financial ratios at levels acceptable to the credit ratings agencies; our business prospects; the sovereign credit rating of the Republic of South Africa and other factors, some of which are outside our control. The credit rating assigned by the ratings agencies is dependent on a number of factors, including the gearing levels of the group. In assessing these gearing levels, performance guarantees which have been issued by Sasol are taken into account as potential future exposure, which may impact the liquidity of the group. Our credit rating has been affected by movements in the sovereign credit rating of the Republic of South Africa.

        Any future adverse rating actions or downgrade of the South African sovereign credit rating may have an adverse effect on our credit rating, which could negatively impact our ability to borrow money and could increase the cost of debt finance.

Our ability to respond to climate change could negatively impact our growth strategies, reduce demand for our products and increase our operational costs.

        Key processes in South Africa, especially coal gasification and combustion, result in relatively high carbon dioxide emissions. Sasol is committed to reducing its overall impact on the environment, while developing and implementing an appropriate climate change mitigation response to enable the long-term resilience of the company's strategy and business operations.

In light of this, Sasol has identified environmental sustainability as one of our top risk events, including climate change as a key issue in the context of our support for the Paris Agreement and the national circumstances of the countries in which we operate.

        Sasol's ability to develop and implement an appropriate climate change mitigation response poses a significant transitional risk for our current business in South Africa. This is enhanced by the necessity to appropriately address increasing societal pressures and shifts away from carbon intensive processes and products, as well as meeting new and anticipated policy and legislative requirements including carbon tax, carbon budgets and reduction targets. It is particularly challenging in South Africa where access to lower carbon energies are limited.

        Further, climate change poses a significant risk for our business as it relates to potential physical impacts including change of weather patterns, extreme events, hurricanes, tornadoes, flooding, sea level rise and water scarcity. In this regard, we are advancing work in developing an adaptation strategy for the identified key priority regions such as the US Gulf Coast, Mozambique, Secunda and Sasolburg. Ongoing monitoring efforts accordingly also guide our interventions to improve our maintenance and asset integrity processes.

        These climate change related risks could negatively impact Sasol's growth strategies and targets, reduce demand for our products and are likely to increase our operational costs.

        A substantial carbon tax, such as that currently under consideration in South Africa, may negatively impact free cash flows generated from our South African operations from 2019. Considering South Africa's developmental challenges, the structure of its economy and the fact that the carbon tax design is not aligned with the carbon budget, Sasol believes alternative mechanisms could achieve the outcome sought by the proposed stand-alone carbon tax. We continue to work to identify and debate with authorities an appropriate response that balances the need for economic development, job creation, energy security and greenhouse gas (GHG) emission reductions.

        Our international operations are less carbon-intensive and have been operating for some time in a more mature GHG regulatory regime. However, continued political attention to issues concerning climate change and potential mitigation through regulation could have a material impact on our business, operating results, cash flows and financial condition.

Exposure related to investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial condition

        We have invested in a number of associates and joint arrangements and will consider opportunities for further upstream oil and gas and downstream investments (including licensing opportunities), where appropriate, as well as opportunities in chemicals. The development of these projects may require investments in associates and joint arrangements, some of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of our associates, and joint arrangement partners, their ability to meet their financial and/or contractual obligations, their behaviour, their compliance with legal and ethical standards, as well as the increasing complexity of country-specific legislation and regulations may adversely affect our reputation and/or result in disputes and/or litigation, all of which may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives.

Our coal, synthetic oil, natural oil and natural gas reserve estimates may be materially different from quantities that we eventually recover

        Our reported coal, synthetic oil, natural oil and gas reserves are estimated quantities based on applicable reporting regulations that, under present conditions, have the potential to be economically mined, processed and produced.

        There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production, including factors which are beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, costs to develop and market prices for related products.

        Reserve estimates will require revision based on improved data acquired from actual production experience and other factors, including resource extensions and new discoveries. In addition, regulatory changes, market prices, increased production costs and other factors may result in a revision to estimated reserves. Revised estimates may have a material adverse effect on our business, operating results, cashflows and financial condition. See "Item 4.D—Property, plants and equipment".

We may be unable to access, discover, appraise and develop new coal, synthetic oil, natural oil and natural gas resources at a rate that is adequate to sustain our business and/or enable growth

        Competition for suitable opportunities, increasing technical difficulty, stringent regulatory and environmental standards, large capital requirements and existing capital commitments may negatively affect our ability to access, discover, appraise and develop new resources in a timely manner, which could adversely impact our ability to support and sustain our current business operations.

        Our future growth could also be impacted by these factors, potentially leading to material adverse effect on our business, operating results, cash flows and financial condition.

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

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint arrangements and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business overview" for a description of the extent of our activities in the main countries and regions in which we operate. Although we are a South African-domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in other African countries, chemical businesses in Europe, the US, the Middle East and Asia, a joint venture GTL facility in Qatar, joint operations in the US and Canada and a 10% indirect economic interest in the Escravos GTL (EGTL) project in Nigeria which is an upstream joint venture between Chevron Nigeria Limited (CNL) and Nigerian National Petroleum Corporation (NNPC).

        Particular aspects of country-specific risks that may have a material adverse impact on our business, operating results, cash flows and financial condition include:

(a)   Political and socio-economic issues

  i. Political, social and economic uncertainty

        We have invested, or are in the process of investing in, significant operations in Southern African, Western African, European, North American, Asian and Middle Eastern countries that have in the past, to a greater or lesser extent, experienced political, social and economic uncertainty.

        In particular, in South Africa, the current risks to the country's medium-term economic prospects and its fiscal challenges have led to credit rating agencies downgrading the South African sovereign credit rating. In Mozambique, the ongoing fiscal crisis has led to a significant currency weakening and downgrades in its credit rating by all the major rating agencies, which complicated debt restructuring discussions between the country and the International Monetary Fund. Other countries in which we operate may also face sovereign downgrade risks and risks that may impact their ability to access funding and honour commitments.

        Government policies, laws and regulations in countries in which we operate, or plan to operate, may change in the future. Governments in those countries have in the past and may in the future pursue policies of resource nationalisation and market intervention, including through protectionism like import tariffs and subsidies. The impact of such changes on our ability to deliver on planned projects cannot be determined with any degree of certainty and such changes may therefore have an adverse effect on our operations and financial results.

        Sasol's strategic objective to progressively grow a resilient oil-based portfolio in its preferred West African countries, inherently carries frontier basin exploration and new country entry risks, off-set by potential high reward through unlocking of new exploration plays. Sasol managed the associated exploration and new country risks through building a balanced portfolio of exploration and production assets, rigorously ensuring compliance with all corporate and legislative governance requirements, and following its internal technical and business quality assurance processes.

  ii. Transformation and localisation issues

        In some countries, our operations are required to comply with local procurement, employment equity, equity participation, corporate social responsibility and other regulations that are designed to address country-specific social and economic transformation and localisation issues.

        In South Africa, there are various transformation initiatives with which we are required to comply since Sasol operates in more than one sector of the economy. We believe transformation to be a strategic, business and social imperative that would enable Sasol to become more competitive in the markets in which it operates. The broad risks that we face should we not comply with these transformation initiatives include the inability to obtain licences to operate in certain sectors such as mining and liquid fuels, limited ability to successfully tender for government and public entity tenders and potential loss of customers (as private sector customers increasingly require their suppliers to have a minimum B-BBEE rating).

        The draft Mining Charter III was published on 15 June 2018, for comments within 30 days. Although the 2018 draft is an improvement on the 2017 draft, there are a number of contentious issues that are being debated by industry stakeholders. We are participating in these discussions and are providing input to the draft Mining Charter III on those issues that may have an impact on our business. Once the final Mining Charter III is published Sasol will undertake a comprehensive study to understand the impact on our business and to determine the steps necessary to ensure our operations are not adversely affected. For more information refer to "Item 3.D—Risk Factors—South African mining legislation may have an adverse effect on our mineral rights".

        The revised Codes of Good Practice for Broad-Based Black Economic Empowerment (B-BBEE) (the Revised Codes), which came into effect on 1 May 2015, provide a standard framework for the measurement of B-BBEE across all sectors of the economy, other than sectors that have their own sectorial transformation charters (e.g. the mining and liquid fuels industries). The Revised Codes provide more stringent targets, which negatively impacted on Sasol's B-BBEE contributor status.

        Since our announcement during September 2017 to unwind the Sasol Inzalo B-BBEE transaction and introduce Sasol Khanyisa,

specific management focus was placed on engaging with trade unions on issues pertaining to employee share ownership levels. Two of the five Sasol trade unions, Solidarity and CEPPWAWU, have declared disputes relating individually to Sasol Khanyisa and the unwind of Sasol Inzalo which, if not resolved, may result in industrial action, which could adversely affect our operations and could give rise to costs which would impact earnings.

        We believe that the long-term benefits of Sasol Khanyisa to the company and South Africa should outweigh any possible adverse effects, such as dilution to existing shareholders, but we cannot assure you that future implications of compliance with these requirements or with any newly imposed conditions will not have a material adverse effect on our shareholders or business, operating results, cash flows and financial condition. See "Item 4.B—Empowerment of historically disadvantaged South Africans".

  iii. Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly of general workers, artisans and technical operators. The South African labour market remains volatile and can be characterised by major industrial action in key sectors of the economy especially during wage negotiations.

        In Sasol South Africa, only petroleum sector wage negotiations took place during 2018. These negotiations have been successfully concluded with a three-year wage agreement effective 1 July 2018 to 30 June 2021. Sasol operations falling within the industrial chemicals sector are not negotiating during 2018 as this sector is covered by a multi-year agreement valid until 30 June 2019.

        Sasol Mining concluded a three-year wage agreement with all five of its participating trade unions in August 2017, paving the way for stable labour relations over the next three years.

        Sasol remains committed to resolve current disputes and will continue to engage with key players to ensure a successful conclusion hereof.

        Although we have positive relationships with our employees and their unions, significant labour disruptions could occur in the future and our labour costs could increase significantly in the future.

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

        In South Africa, consumer price inflation averaged 4,5% in 2018, from 6,1% in 2017. The lower rate of consumer inflation can be attributed mainly to an appreciation in the exchange rate and easing food and services price inflation over the course of the year. The easing in inflationary pressures promoted the South African Reserve Bank to cut interest rates by 25 basis points in both July 2017 and March 2018, taking the policy interest rate to 6,5% by 30 June 2018.

        The exchange rate remains a key risk to the inflation outlook. Global financial conditions, escalating trade tensions, emerging market sentiment swings and domestic political and policy developments are likely to contribute to ongoing currency volatility.

        Higher confidence levels and a more stable political environment are expected to provide support to the South African economy. However, the business environment is likely to remain challenging as South Africa faces a number of structural, policy and financial challenges to growth. While the interest rate outlook remains data dependent, the SARB is expected to hike interest rates during the course of 2019 as inflation starts moving towards the upper end of the 3-6% inflation target range.

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

        We could also be exposed to significant fines and penalties and to enforcement measures, including, but not limited to, tax assessments, despite our best efforts at compliance. In response to tax assessments or similar tax deficiency notices in particular jurisdictions, we may be required to pay the full amount of the tax assessed (including stated

penalties and interest charges) or post security for such amounts notwithstanding that we may contest the assessment and related amounts.

        In particular, one of our subsidiaries, Sasol Oil (Pty) Ltd ("Sasol Oil"), has received assessments on its international crude oil procurement activities and the proceedings relating to these assessments are ongoing.

        For more information regarding pending tax disputes and assessments refer to "Legal proceedings and other contingencies" under Item 4.B Business overview.

        Any of these risks may materially and adversely affect our business, results of operations, cash flows and financial condition.

  iii. Ownership rights

        We operate in several countries where ownership of rights in respect of land and resources is uncertain and where disputes in relation to ownership or other community matters may arise. For example, the South African government is considering the expropriation of land without compensation to enhance land reform and redistribution. The impact of these policy intentions and related disputes are not always predictable and may cause disruption to our operations or development plans.

  iv. Legal and regulatory uncertainties

        Some of the countries where we have already made investments, or other countries where we may consider making investments are in various stages of developing institutions and legal and regulatory systems that are characteristic of democracies and market economies.

        The procedural safeguards of the legal and regulatory regimes in these countries in many cases are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner. In particular in South Africa the legal landscape is rapidly evolving, amongst others, due to increasing societal and enforcement pressure. Therefore, the risk of uncertainty is higher in South Africa and that could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(d) Transportation, water, electricity and other infrastructure

        The infrastructure in some countries in which we operate, such as rail infrastructure, electricity and water supply, may need to be further upgraded and expanded, and in certain instances, possibly at our own cost. Reliable supply of electricity is important to run our plants optimally. Unplanned power outages as we experienced at our South African plants in 2018 have a negative impact on our production volumes, cost and profitability. Back-up systems increase the cost of production and only mitigate the risk partially as we remain dependent on external electricity supply.

        Water, as a resource, is becoming increasingly limited as global demand for water increases. A significant part of our operations, including mining, chemical processing and others, requires use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations. Water use by our operations varies widely depending largely on feedstock and technology choice. Water to our South African operations is supplied from the Integrated Vaal River System (IVRS). While the water supply to these operations remains secure the revised water balance for the IVRS shows a worsening of the water supply imbalance which could result in an increasing probability of water restrictions being imposed. Although various technological advances may improve the water efficiency of our processes, we may experience limited water availability and other infrastructure challenges which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(e) Stakeholder relationships

        Sasol has a complex network of stakeholders, often with competing interests. Our stakeholders are persons or groups who are directly or indirectly affected by our operations, as well as those who have interests in our business and/or the ability to influence its outcomes. Stakeholders may include local communities, national, provincial or local government authorities, politicians, religious leaders, civil society organisations and groups with special interests, the academic community and media. In addition, they include employees, investors, suppliers, customers and business partners. Failure to manage relationships with local communities, governments and non-governmental organisations may harm our reputation as well as our ability to conduct our operations effectively. Our stakeholder objective is to position Sasol as a credible partner and build trust with all our stakeholders. Our engagement approach is supported by open and effective communication, clear and agreed-on feedback, mutually beneficial outcomes where possible, as well as inclusiveness and integrity. However, we cannot assure you that the strategy will mitigate the risk fully and therefore, stakeholder relations could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(f) Contract stability

        Host governments in some of the resource-rich countries in which we operate or consider making investments in may display tendencies of wanting to change existing contracts through early terminations, non-renewal or cancellation of contractual rights, or we may not be able to fully enforce our contractual rights in those jurisdictions or enforce judgements obtained in the courts of other jurisdictions, should they hold the view that these contracts are not beneficial to their countries.

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

  Anti-corruption and anti-bribery laws

        Ethical misconduct and non-compliance with applicable anti-corruption laws could result in criminal or civil sanctions and could have a material adverse impact on our reputation, operations and licence to operate.

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

  Sanctions laws

        Our international operations require compliance with trade and economic sanctions or other restrictions imposed by the US or other governments or organisations, including the United Nations, the European Union and its member countries. These trade and economic sanctions are not always aligned which increases the complexities when a company has operations in various countries. Under economic and trading sanctions laws, governments may seek to impose modifications to business practices, and modifications to compliance programmes, which may increase compliance costs, and may subject us to fines, penalties and other sanctions.

        Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations.

        We are monitoring developments in the US, the European Union (EU) and other jurisdictions that maintain sanctions programmes, including developments in implementation and enforcement of such sanctions programmes. Expansion of sanctions programmes, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could have a material adverse effect on our business, operating results, cash flows and financial condition.

  Environmental laws and regulations

        In recent years, the environmental legislation in South Africa has resulted in significantly stricter standards than in the past which poses a risk to some of our operations in South Africa. For instance, by 2020, our existing plants are required to meet more stringent point source standards for air quality emissions applicable to newly commissioned plants. Meeting some of these requirements will require retrofitting of some of our existing plants and we are on track with the implementation of committed roadmaps intended to bring us into compliance with most of the new plant standards by 2025. The new plant standard for boiler sulfur dioxide could pose significant compliance challenges for our existing plants from a technical and financial feasibility point of view. Accordingly, Sasol continues discussions with key stakeholders regarding sustainable longer-term solutions and to investigate technologies that may enable us to comply and advance the necessary environmental compliance and improvement roadmaps.

        To mitigate associated compliance risks in the short and long term, Sasol will be reliant on mechanisms available in law and decisions thereon by the relevant authorities to obtain postponements on the requisite compliance time frames. We also rely on other mechanisms, such as the implementation of air quality offsets as per our approved plans, to address our compliance challenges.

        We remain concerned about the limitations of the postponement mechanism, which is currently the only formalised mechanism provided in law, to provide longer-term certainty in the face of these significant compliance challenges with the continued focus on sustainable ambient air quality improvement. Proposed changes to the regulatory framework could also negatively impact Sasol's approach to place reliance on compliance extensions beyond 2025. Consequently, we continue to participate in the pending law reform processes, including the recent proposed amendments to the National Air Quality Framework and the relevant regulations governing minimum emission standards and associated compliance time frames in the interest of ensuring a reasonable and sustainable legal framework enabling air quality improvements and sustainable compliance. We also continue to engage with the regulatory authorities to provide for the legislated recognition of offsets. The success of these engagements and our participation in the law reform processes cannot be guaranteed. Where we are unable to rely on mechanisms available in law or find appropriate feasible solutions, we may, of necessity, elect to decommission or mothball essential parts of our plant for purposes of mitigating the potential non-compliance risks.

        The outcome of these processes and applications cannot be guaranteed and may be successfully challenged by third parties. Non-compliance may result in the violation of licence conditions with the associated consequence of administrative enforcement action, which may include directions to cease operations, as well as criminal prosecution. This may have a material adverse impact on our business.

        Some of our operations are carried out in declared air quality priority areas which are further subject to the requirements of the Vaal Triangle and Highveld Priority Area Air Quality Improvement Plans. These plans are currently under review, subject to the completion of source apportionment studies. Accordingly, further emission reduction commitments may be required from Sasol and are likely to trigger additional cost for air quality improvements in these priority areas.

  Competition laws/Anti-Trust Laws

        Violations of competition/antitrust legislation could expose the group to administrative penalties and civil claims and damages, including punitive damages by entities which can prove they were harmed by such conduct. Such penalties and damages could be significant and have an adverse impact on our business, operating results, cash flows and financial condition. In addition, our reputation could be damaged by findings of such contraventions and individuals could be subject to imprisonment or fines in some countries where competition/anti-trust violations are a criminal offence. Competition authorities are increasingly engaging with each other to exchange information relating to violations of competition/anti-trust laws and enforce competition/antitrust laws.

        The South African Competition Commission has, in the past, conducted proceedings against various petroleum products producers, including Sasol. Sasol concluded a settlement agreement with the Competion Commission on a no admission of guilt and no penalty basis. On 3 May 2018, the Competition Tribunal of South Africa approved the settlement agreement. This effectively closed the proceedings with no penalty imposed on Sasol. We continue to interact and co-operate with the South African Competition Commission in respect of leniency applications as well as in the areas that are subject to the Commission's investigations. In June 2017, Sasol Germany received a request for information from the European Commission regarding the ethylene market in Europe. Sasol responded to this request for information.

        Although it is our policy to comply with all laws, and notwithstanding training and compliance programmes, we could inadvertently contravene competition/anti-trust laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages. This could have a material adverse impact on our reputation, business, operating results, cash flows and financial condition.

South African mining legislation may have an adverse effect on our mineral rights

        Certain amendments to the Mineral and Petroleum Resource Development Act, 28 of 2002 (MPRDA) are currently under consideration. The impact thereof on our operations will be considered once we have clarity on the nature of the amendments.

        The revised Mining Charter published on 15 June 2018 contains a number of revisions, including but not limited to an increase in the minimum black shareholding requirement from 26% to 30% for current and new mining rights, subject to certain provisions as well as the requirement for a free carry to be given to employees and communities. The new draft contains more stringent compliance criteria than the previous Mining Charter, which may have a material adverse effect on Sasol Mining. The potential impact on Sasol Mining may be two-fold: higher cost of production and the risk of being in non-compliance with the requirements of the revised Mining Charter, which could lead to the suspension or cancellation of Sasol Mining's mining and/or prospecting rights. If a holder of a prospecting right or mining right in South Africa conducts prospecting or mining operations in contravention of the MPRDA, including the revised Mining Charter and Social and Labour Plans, the converted mining rights can be suspended or cancelled by the Minister of Mineral Resources. The entity, upon receiving a notice of breach from the Minister, has a specific period of time to remedy such breach. The MPRDA and applicable provisions in the National Environmental Management Act and National Water Act impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

        The effect of the proposed changes to the MPRDA, associated regulations to be promulgated and the revised Mining Charter on our mining and petroleum rights in the future may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—The Mining Charter and the Mineral and Petroleum Resources Development Amendment Bill".

Legislation in South Africa on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

Regulation of Petroleum Products

The Petroleum Products Amendment Act

        The Petroleum Products Amendment Act (the Petroleum Products Act) requires persons involved in the manufacturing, wholesale and retail sale of petroleum products to obtain relevant licences for such activities. Sasol Oil, Natref and Sasol South Africa Limited submitted applications for their respective operations. The Sasol Oil wholesale licence; and Sasol South Africa Limited manufacturing licence applications have been approved and the licences issued. The Sasol Oil manufacturing licence application has been accepted, however the licence has not yet been issued. As provided in the Petroleum Products Act, Sasol Oil continues to act as a deemed licence holder in relation to its manufacturing activities. The

Natref manufacturing licence application is also still under review by the Department of Energy.

        Accordingly, Sasol Oil and Natref continue to operate as being persons who, as of the effective date of the Petroleum Products Act, are deemed to be holders of a licence until their applications have been finalised. Until these applications have been finalised, we cannot provide assurance that the conditions of the licences may not have a material adverse impact on our business, operating results, cash flows and financial condition.

        The Petroleum Products Act entitles the Minister of Energy to regulate the prices, specifications and stock holding of petroleum products and the status in this regard is as follows:

  •
  The Retail-Pump prices of petrol, Maximum Refinery Gate Price of Liquid Petroleum Gas (LPG) and the Single Maximum National Price of Illuminating Paraffin are regulated. Prices are adjusted monthly according to published working rules and pricing formulae; and

  •
  Regulations to better align South African liquid fuels specifications with those prevailing in Europe were intended to become effective on 1 July 2017. None of the local refineries, including those of Sasol, would have been able to comply with these new specifications. The Minister of Energy rescinded and amended the regulations and will announce a new implementation date in due course. There is a significant risk that the market demand and imported supply of cleaner fuels could overtake the regulatory date of the introduction of these fuel specifications and/or the date by which we can upgrade our plants to meet this demand. Compliance with these new fuel specifications will require substantial capital investments at both Natref and Secunda Synfuels Operations. The amount of capital investment required has not yet been finalised and discussions with the South African government regarding potential investment incentives are on-going.
  •
  Regulations to oblige licenced manufacturers and/or wholesalers to keep minimum levels of market-ready petrol, diesel, illuminating paraffin, jet fuel and liquid petroleum gas (LPG) have been under consideration by the Department of Energy since 2007. No indications on volumes, cost recovery, implementation date and compensation mechanisms are available yet.

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

        Pursuant to the 2013 NERSA decisions approving the Sasol Gas maximum gas prices and transmission tariffs, Sasol Gas implemented a standardised pricing mechanism in its supply agreements with customers in compliance with the applicable regulatory and legal framework. NERSA approved further maximum gas prices and transmission tarrifs based on the same pricing and tariff mechanisms in November 2017.

        Seven of Sasol Gas's largest customers initiated a judicial review of the 2013 NERSA decisions relating to its maximum price and tariff methodologies and NERSA's decision on Sasol Gas's maximum price and transmission tariff applications. The review application proceedings were completed and the High Court judgement upheld the NERSA approved pricing methodology. The gas customers have appealed this outcome in the Supreme Court of Appeal

(SCA). In May 2018 the SCA upheld the appeal. This SCA ruling overturned the 2013 NERSA maximum price decisions and ordered NERSA to revise its decisions and also ordered that the revised NERSA maximum price decisions will apply retrospectively from 26 March 2014 when the original decisions became effective. NERSA has applied to the Constitutional Court for leave to appeal the SCA decision. Sasol is supporting NERSA in this application. The outcome of this application for leave to appeal remains pending.

        While the current contractual agreements with the Sasol Gas customers remain in place in terms of the November 2017 maximum price and transmission tariff decisions of NERSA, we cannot assure you that the provisions of the Gas Act and the future implementation of a new gas price and tariff methodology pursuant to the NERSA approvals, and the outcome of the appeal application, will not have a material adverse impact on our business, operating results, cash flows and financial condition.

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

        One of our most material challenges is the ability to anticipate and respond to the rapidly changing regulatory and policy context and associated stakeholder challenges, in particular relating to environmental legislation in South Africa. Evolving legislation relating to air quality, climate change, water and waste management introduce profound regulatory challenges to our existing plants in South Africa. The quality, emission and disposal limit requirements imposed in our air quality, waste management and water use licences for our South African operations are consequently becoming increasingly more stringent. These laws and regulations and their enforcement are likely to become more stringent over time in all jurisdictions in which we operate, although these laws in some jurisdictions are already more established than in others. These compliance challenges are further impacted by the fact that, in some instances, legislation does not adequately provide for sufficient and/or flexible transitional arrangements for existing plants to comply with the imposed more stringent requirements. Compliance with these requirements is a significant factor in our business. We continue to effectively invest in significant capital expenditures in order to comply with these requirements, our committed environmental roadmaps and offset commitments. We continue with transparent disclosures and engagements with our key stakeholders in an effort to address these challenges. A failure to comply could have an impact on our licence to operate, as well as result in administrative and criminal enforcement, and could harm our relationships with stakeholders.

        Sasol's highly energy intensive operations in South Africa exist in the midst of rapidly evolving national legislation on GHG emissions. In support of the Paris Agreement, the government has recently published for comment the Climate Change and Carbon Tax Bills and promulgated the Pollution Prevention Plan and Greenhouse Gas Mandatory Reporting regulations. Sasol has submitted its GHG inventory data for South Africa in compliance with the regulations and successfully obtained approval for its first mandatory Pollution Prevention Plan. We envisage that compliance with carbon budgets will become mandatory in 2021. For further information on the impact of carbon taxes refer to "Item 3.D—Our inability to respond to climate change could negatively impact our growth strategies, reduce demand for our products and increase our operational costs".

        Changes to waste management legislation in South Africa, particularly around landfill prohibitions, are compelling our South African operations to find alternative solutions to waste management and disposal. The changing regulatory landscape introduces increasingly stringent waste disposal restrictions and punitive fiscal reform measures including waste levies. We are quantifying the potential costs associated with meeting these requirements. We will be dependent on regulatory authorities clarifying the interpretation and applicability of specific requirements to our waste streams, to determine whether there would be compliance challenges associated with technical and feasibility constraints. We may have to rely on mechanisms in law, such as exemption applications, to address potential waste management compliance challenges, the outcome of which cannot be guaranteed.

        Regarding the regulation of water activities, we have noticed an increase in the number of policy and regulatory documents issued by the South African Department of Water and Sanitation (DWS) for public consultation, proposing new institutional arrangements for governing water resources, economic regulation including the imposition of waste discharge limits and infrastructure investment. At present it is too early to gauge the likely impact on our operations, in particular in relation to access to water and supply, once these are implemented.

        Although systems and processes are in place, monitored and improved upon, to ensure compliance with applicable laws and regulations, we cannot assure you that we will be in compliance with all laws and regulations at all times. For example, non-compliance with environmental, health or safety laws may occur from system or human errors in monitoring our emissions of hazardous or toxic substances into the environment, such as our use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorised acts of our employees.

        Public opinion and awareness is growing and challenges are increasingly being raised to community and consumer health and safety associated with the manufacturing and use of chemicals and industries reliant on fossil fuels. Our manufacturing processes may utilise and result in the emission of or exposure to substances with potential health risks. We also manufacture products which may pose health risks. Although we remain committed to apply a duty of care principle and implement measures to eliminate or mitigate associated potential risks, including through our commitment to the Responsible Care® programme, we may be subject to liabilities as a result of the use or exposure to these materials or emissions. See Item 4.B "Business overview—Regulation" for more detail.

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

We may not be successful in attracting and retaining sufficiently skilled employees

        We are highly dependent on effectively operating and continuously improving existing as well as future assets and technologies.

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

        The increasing use of digital technologies across our industry is placing increasing demand on data and digital technology skills. The availability and supply of these new skill sets are limited due to demand outweighing supply.

Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage

        In many instances we employ proprietary technology and processes and certain of our products, including some of our commodity chemical and energy products, have unique characteristics and chemical structures. These unique characteristics can also render some of these products suitable for applications outside of the typical commodity type applications for which they would normally be employed, for instance we or our customers may utilise certain products as feedstock to manufacture specialty chemicals or products with specialised applications.

        We believe that our proprietary technology, know-how, confidential information and trade secrets provide us with a competitive advantage. Arms-length licensing of technology, operating and licensing technology in countries in which intellectual property laws are not well established and enforced, and the possible loss of experienced personnel to competitors increases the risk of possible transfer of know-how and trade secrets, including attendant patenting by our competitors, which may negatively impact this advantage.

        Changes in our technology commercialization and business strategies may result in misalignment between the countries in which we have intellectual property protection and the countries in which we operate, license technology and sell products. The disclosure of our confidential information and/or the expiry of a patent may result in increased competition in the market in relation to our products and proprietary processes, although the continuous supplementation of our patent portfolio reduces such risk to an extent.

        In addition, aggressive patenting by our competitors, particularly in places like the US, China, Japan and Europe may result in an increased patent infringement risk and may constrain our ability to operate, license and sell products in our preferred markets. Similarly there may be an increased risk of exposure to claims under the limited indemnities and warranties for patent infringement that we may provide to licensees and customers.

        The above risks may adversely affect our business, operating results, cash flows and financial condition.

Increasing competition in relation to products originating from countries with low production costs may adversely affect our business, operating results, cash flows and financial condition

        Certain of our chemical production facilities are located in developed countries, including the US and in Europe. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, relatively inflexible labour markets. Increasing competition from regions with lower production costs and more flexible labour markets, for example the Middle East, India and China, exerts pressure on the competitiveness of our chemical products and, therefore, on our profit margins. This could result in the withdrawal of particular products or the closure of specific facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

We may face potential costs in connection with industry-related accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination

        We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of oil, chemicals and gas, related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, such as fires, explosions, releases and loss of containment of hazardous substances, soil and water contamination, flooding and land subsidence, among others. As a result, we are subject to the risk of, and in the past have experienced, industry-related incidents. Such incidents can be subjected to inspections by relevant authorities, with the associated potential consequences of enforcement action, including directions to temporarily cease and desist operations and the imposition of fines and penalties. This may have a material adverse effect on our business.

        Our facilities are also subject to the risk of deliberate acts of terror.

        Our main Secunda Synfuels production facilities are concentrated in a relatively small area in Secunda, South Africa. The size of the facility is approximately 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2. This facility utilises feedstock from our mining and gas businesses, while the chemical and energy businesses rely on the facility for the raw materials it produces. Accidents and acts of terror may result in damage to our facilities and may require shutdown of the affected facilities, thereby disrupting production and increasing production costs and may in turn disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income. Furthermore, accidents or acts of terror at our operations may have caused, or may in future cause, environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution-control technology.

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

We may face the risk of information security breaches or attempts to disrupt critical information technology services, which may adversely impact our operations

        The increasing use of information technology (IT) and digital infrastructure systems in operations is making all industries, including the energy and chemicals industries, much more susceptible to cyber threats and information security breaches. IT and digital systems with related services include our financial, commercial, transacting and production systems. Sasol has an information security program in place to mitigate the risks that come with cyber threats and information security breaches but recognises that if there is a breach of information security we can experience disruptions of critical services, or in the worst case scenario, could have a material adverse effect on our business, operating results, cash flows and financial condition and our disclosure control processes.

        In addition, applicable privacy laws require us to store, manage and safeguard personal data. We have adopted a global privacy policy to set a group-wide standard regarding the protection and appropriate use of personal data. This includes establishing the supporting governance structure including a Group Data Privacy Officer, a privacy culture within Sasol and conducting training and awareness sessions for employees. Although it is our policy to comply with all applicable laws, and notwithstanding training, awareness and compliance programmes, we could inadvertently contravene applicable national or EU privacy laws and be subject to the imposition of fines and/or civil claims and damages. This could have a material adverse impact on our reputation and consequential financial impact.

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

        Our ability to compete will depend on our timely and cost effective implementation of new technological advances. It will also depend on our success in commercialising these advances irrespective of competition we face. Any failure to do so could result in a material adverse effect on our business, operating results, cash flows and financial condition.

        In the US, we recognised a loss on scrapping in 2018 of R1,1 billion (US$83 million), relating to our GTL project in Louisana, mainly driven by a strategic decision to no longer invest in new equity owned GTL ventures.

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

Sales of a large amount of Sasol's ordinary shares and ADSs could adversely affect the prevailing market price of the securities

        Historically, trading volumes and the liquidity of shares listed on the JSE Limited (JSE) have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Sasol's ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. The sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for the Sasol ordinary shares or ADSs, causing their market prices to decline.

ITEM 4.    INFORMATION ON THE COMPANY

4.A History and development of the company

        Sasol Limited, the ultimate holding company of our group, is a public company. It was incorporated under the laws of the Republic of South Africa in 1979 and has been listed on the JSE Limited (JSE) since October 1979. Our registered office and corporate headquarters are at Sasol Place, 50 Katherine Street, Sandton, 2196, South Africa, and our telephone number is +27 10 344 5000. Our agent for service of process in the US is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

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

  •
  For information regarding our Business Overview, refer "Our Operating Model Structures" as contained in Exhibit 99.4;

  •
  For information regarding our Strategy, refer "Integrated Report—Our value-based strategy" as contained in Exhibit 99.5; and "Integrated Report—Our integrated value chain" as contained in Exhibit 99.6;

  •
  For a description of the company's operations and principal activities refer "Our Operating Model Structures" as contained in Exhibit 99.4; "Integrated Report—Operational Overviews" as contained in Exhibit 99.7; and Item 18—"Annual Financial Statements—Segment information"; and

  •
  For a description of our principal markets, refer to Item 18—"Annual Financial Statements—Geographic segmentation", which provides information regarding the geographic location of the principal markets in which we generate our turnover, as well as of our asset base.

Seasonality

        Sales volumes of our products are generally not subject to seasonal fluctuations, but tend to follow broader global industry trends and are therefore impacted by macroeconomic factors. Sasol operates globally and in many diverse markets, and accordingly, no element of seasonality is likely to be material to the results of Sasol as a whole. For further information regarding cyclicality and prices and demand, refer to "Item 3.D—Risk Factors".

Raw materials

        In the Southern Africa value chain, the main feedstock components for the production of fuels and chemical products are coal obtained from Sasol Mining, natural gas obtained from Sasol Exploration and Production International and crude oil purchased from external suppliers.

        In our Performance Chemicals business, the main feedstocks used are kerosene, benzene, ethane, ethylene, oleochemicals, slack wax and aluminium. Feedstocks are purchased externally, with the exception of a portion of ethylene which is produced at our Lake Charles facility and the Fischer-Tropsch-based feedstock used for our South African alcohol, wax, ammonia, phenolics, and co-monomer production. The pricing of most of these raw materials follow global market dynamics which relate to crude oil and energy prices.

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

  •
  Piped gas marketing in South Africa (wholesale and commercial markets);

  •
  Liquid fuels overland exports into other parts of Southern Africa; and

  •
  Electricity sales to Electricidade de Moçambique (EDM) in Mozambique.

        Base Chemicals:

  •
  Polymer products produced in South Africa are sold mainly directly to customers in South Africa and internationally; polymer products produced in the United States are sold mainly to customers in the Unites States;

  •
  Solvents products are sold through 14 regional sales offices and 15 storage hubs in South Africa, Europe, the Asia-Pacific region, the Middle East and the US; and

  •
  Fertilisers and explosives are sold mainly within Southern Africa.

        Performance Chemicals:

  •
  The majority of products are sold globally, directly to business customers (B2B), a significant percentage under annual and multi-year contracts.

Factors on which the business is dependent

Intellectual property

        Our proprietary or licensed technologies, our software licences, procedures and protocols support Sasol's competitive advantage. These consist of:

  •
  Skilled, experienced and technically qualified employees, industry thought leaders and experts that enable Sasol to respond to the constantly changing environment;

  •
  Our patented technologies; and

  •
  Our business processes and management systems.

Intellectual Capital summary	2018	2017
Number of new patents issued	148	190
Total worldwide patents held	2 409	2 216
Investment in research and development	R1 027 million	R1 077 million

        The Sasol Slurry Phase DistillateTM (Sasol SPDTM) process—Based on our Technology function's extensive experience in the commercial application of the Fischer-Tropsch (FT) technology, we have successfully commercialized the FT-based Sasol SPDTM process for converting natural gas into high-quality, environment-friendly GTL diesel, GTL kerosene and other liquid hydrocarbons.

        The Sasol SPDTM process intergrates the following three main technologies, each of which is commercially proven. These include:

  •
  the Haldor Topsøe SynCORTM reforming technology, which converts natural gas and oxygen into syngas;

  •
  our Sasol Low Temperature Fischer-TropschTM (Sasol LTFTTM) technology, which converts syngas into hydrocarbons; and

  •
  the Chevron IsocrackingTM technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and LPG.

        Currently we believe, based on our knowledge of the industry and publicly available information, that globally, we have the most extensive experience in the application of FT technology on a commercial scale. The Sasol SPDTM process converts natural gas into diesel and other liquid hydrocarbons, which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that this option is environmentally friendly. The Sasol SPDTM process can further be adopted to produce differentiated value added products, such as GTL base oils. The superior quality of GTL base oils position these products firmly as premium components in the formulation of top-tier lubricants.

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

        The contract term of the marketing agreement between Sasol Chevron Holdings Limited (a 50% owned joint venture) and EGTL in respect of diesel and naphtha was terminated and ceased in November 2017. Since then, EGTL has been responsible for the marketing of its own products.

        Central Térmica de Ressano Garcia (CTRG), our 49% joint operation in Mozambique, purchases natural gas feedstock produced from our natural gas asset Pande-Temane PPA, which is managed by an unincorporated joint operation comprising of Sasol's subsidiary Sasol Petroleum Temane Limitada (SPT), and partners Companhia Mozambique de Hidrocabonetos (CMH) and the International Financial Corporation (IFC). CTRG also has a gas transport agreement with the Republic of Mozambique Pipeline Investment Company (ROMPCO) and a power purchase agreement with Electricidade de Mozambique (EDM). The term of the agreements commenced on 27 February 2015 and is valid for 20 years.

        The Republic of Mozambique Pipeline Investments Company (Pty) Ltd (ROMPCO) is owned by Sasol Gas (50%, the shares now being held by Sasol South Africa Limited), the South African Gas Development Company SOC Limited (iGas), a subsidiary of the Government of South African-owned Central Energy Fund (CEF) (25%) and Companhia Moçambicana de Gasoduto SA (CMG), a subsidiary of Government of Mozambique (25%). It was formed to transport natural gas from the Pande and Temane gas fields in Mozambque to markets in both Mozambique and South Africa via the

Mozambique Secunda gas transmission pipeline (MSP).

        Refer to "Item 4.D—Exploration and Production International" for detail regarding key contracts in Gabon and Mozambique.

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

        As previously reported, the South African Revenue Service ("SARS") issued revised assessments for Sasol Oil relating to a dispute around its international crude oil procurement activities for the 2005 to 2012 tax years. The activities in question relate to procurement of crude oil in the Isle of Man which is then sold to shipping companies in London and shipped to Sasol Oil for refinement. SARS issued assessments on this business on the ground that the sale of oil from the Isle of Man to London constitutes a true sale and therefore tax should be levied. Sasol Oil has co-operated fully with SARS during the course of the audit related to these assessments.

        The assessments were initially issued in relation to the international crude oil procurement activities for the 2005 to 2007 tax years. The litigation process in the Tax Court, relating to the 2005 to 2007 years of assessment, was concluded and judgement was delivered on 30 June 2017 in favour of SARS. Sasol Oil, in consultation with its tax and legal advisors, does not support the basis of the judgement and filed an appeal with the Supreme Court of Appeal (SCA). The SCA hearing took place on 21 August 2018 and it is anticipated that the judgement will likely be delivered within a few months thereafter.

        SARS' assessments for the 2007 to 2012 tax years are based on the same ground. The litigation process in the Tax Court, relating to the 2007 to 2012 years of assessment, is currently suspended pending the outcome of the judgment from the SCA on the assessment in respect of the 2005 to 2007 tax years.

        As a result, a liability of R1,3 billion has been recognised in the annual financial statements in respect of the 2005 to 2012 assessments that remain the subject of ongoing litigations.

        SARS has notified Sasol Oil of its intention to place on hold the field audit relating to this issue for the 1999 to 2004 tax years pending the outcome of the litigation. As a result of the judgement handed down on 30 June 2017, a possible obligation may arise from the field audit, which is regarded as a contingent liability.

        In addition, Sasol Oil has also received SARS' assessment for the 2013 to 2014 tax years relating to the international crude oil procurement activities. As a result of a change in South African tax law in 2012, SARS' assessment for the 2013 to 2014 tax years is based on different tax principles than the assessment for the 2005 to 2012 tax years. The basis for the assessment for the 2013 to 2014 tax years is that procurement of oil is not deductible and thus the income generated from such activity is taxable. The potential tax exposure for these periods is R12,6 billion, which could result in a potential contingent liability for Sasol Oil.

        Supported by specialist tax and legal advisors, Sasol Oil disagrees with SARS' additional assessments for the 2013 and 2014 periods and has filed an appeal in the Tax Court, which has been suspended pending the decision of the SCA referred to above. A possible obligation may also arise for the tax years subsequent to 2014, which could give rise to a future contingent liability, also depending to a degree on the outcome of the SCA hearing. See "Risk Factors—There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition—Legal and regulatory—Tax laws and regulations."

        SARS' decision to suspend the payment of this disputed tax for the periods 2005 to 2014 currently remains in force.

        In 2010, SARS commenced with a request for information in respect of Sasol Financing International Plc (SFI). This matter progressed to an audit over the years and has now culminated in SARS issuing a final audit letter on 16 February 2018. Consequently, assessments were issued in respect of the 2002 to 2012 tax years. SARS argues that the place of effective management of SFI, an offshore treasury function, was South Africa. This approach could result in potential tax exposure of R3,1 billion (including interest and penalties as at 30 June 2018). SFI has co-operated fully with SARS during the course of the audit related to these assessments. SFI, in consultation with its tax and legal advisors, does not support the basis of these additional assessments. Accordingly, SFI lodged objections and will submit appeals (as the case may be) to the assessments as the legal process unfolds. SARS' decision to suspend the payment of this disputed tax for the periods 2002 to 2012 currently remains in force.

        Sasol is committed to compliance with tax laws and any disputes with tax authorities on the interpretation of tax laws and regulations will be addressed in a transparent and constructive manner.

        For a description of the legal review of the NERSA maximum pricing and transmission tariffs refer to "Item 3.D—Risk Factors—The Gas Act".

        Following a judgement by the South African Constitutional Court in 2011, which confirmed the right of employees in the mining industry who contracted certain occupational diseases to claim damages from their employers, a number of legal cases were instituted in South Africa. Similar cases have also been threatened against participants in the coal sector of the mining industry. As a result of the Constitutional Court judgement referred to above, Sasol Mining is currently the defendant in three separate litigation matters. The first matter was instituted by 22 claimants who allege that they have contracted coal dust related lung diseases, including pneumoconiosis, while in Sasol Mining's employment. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 1996; failed to comply with various regulations issued in terms thereof; and failed to take effective measures to reduce the exposure of mine workers to coal dust. The plaintiffs allege that all of the above increased the risk for workers to contract coal dust related lung diseases. This claim was followed by two separate but similar claims instituted by single individuals claiming R1,5 million and R2,9 million respectively.

        The first lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R82,5 million in total. Sasol Mining is defending the claims.

        Sasol Mining holds the view that the claims can be defended successfully. Therefore, no provision has been raised at 30 June 2018.

        Further, from time to time, communities and non-governmental organisations challenge our environmental licences and related applications because of concerns regarding potential health and environmental impacts associated with Sasol's activities.

        The South African National Environmental Management: Air Quality Act prescribes minimum emission standards, applicable to existing plants which had to be complied with starting on 1 April 2015. Some parts of our operating units in South Africa were not able to comply with the minimum emission standards, and accordingly, applied for postponements. On 24 February 2015, the Department of Environmental Affairs issued the postponement decisions. In those instances where Sasol was granted compliance extensions for less than the five years it initially requested, Sasol received further postponements. Sasol continues to operate under atmospheric emission licences that incorporate these postponement decisions.

        More stringent minimum emission standards, applicable to existing plants are required to be complied with starting on 1 April 2020. Some parts of our operating units in South Africa will not be able to comply with these and Sasol will therefore apply for postponements on the timeframe to comply with the more stringent minimum emission standards. It is uncertain whether these further postponement applications will be granted or whether they will be challenged by third parties and if so, whether any decisions granted in respect thereof can always be successfully defended. In the case of a postponement decision being declared invalid, the consequences for Sasol may be material as operating units may be found in non-compliance with the aforementioned Air Quality Act and the associated atmospheric emission license. Sasol needs to make substantial investment to meet minimum emissions standards requirements.

Competition law compliance

        Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programme and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications, and made and will continue to make disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

        Since 2012 the South African Competition Commission has conducted an investigation into the South African petroleum products industry, which is now concluded. In May 2018 the investigation by the South African Competition Commision into conduct in the petroleum products market was completed through a settlement agreement with the participants with no finding made against participants under investigation (including Sasol Oil) on a no admission of guilt and no penalty basis.

        To the extent appropriate, further announcements on competition law matters will be made in future.

Environmental Orders

        To ensure our ongoing compliance with air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes in adhering to the stricter emission standards. We have received decisions on our initial postponement applications from the National Air Quality Officer, which are reflected in our atmospheric emission licences ("AEL"). Where shorter postponements were granted initially, applications have subsequently been made by our Secunda Synfuels, Sasolburg and Natref operations and further extensions until 2020 have been received to enable the progression of our committed environmental roadmaps. These extensions and associated conditions, which include stretched targets, are included in the relevant varied AELs under which we now operate.

        Our Sasolburg operations experienced challenges in meeting some emission limits in its AEL, applicable during the initial extended compliance period, and elected to voluntarily shut down its incinerators to mitigate against the risk of continued non-compliance and enforcement action. Although the authorities indicated that they will not proceed with administrative enforcement, Sasol's commitment remains to re-commission these incinerators only if compliance with the applicable varied emission limits can be sustained. Our Synfuels operations are engaging with the local licensing authority on its varied AEL in the interest of enabling lawful transitioning and sustained compliance.

        Sasol's environmental obligation accrued at 30 June 2018 was R14 933 million compared to R15 716 million at 30 June 2017. Included in this balance is an amount accrued of R4 872 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs, the potential loss in excess of the amount accrued cannot be reasonably determined.

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

Empowerment of historically disadvantaged South Africans

Black Economic Empowerment policies and legislation

Broad-Based Black Economic Empowerment Act, 53 of 2003

        Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing B-BBEE. The key elements of this framework are the B-BBEE Act and the Codes of Good Practice (the new Codes were gazetted on 11 October 2013 and promulgated on 1 May 2015) for B-BBEE issued by the Minister of Trade and Industry in terms of the Act (Codes), as well as the Charters (i.e. the Mining Charter and Liquid Fuels Charter) adopted by the various sectors within which Sasol operates businesses and related scorecards.

        Transformation is an essential part of the group's strategy, and thus our B-BBEE framework and plans have been developed to ensure that measurable progress is made towards sustainable economic transformation. Our approach is intrinsically collaborative and the business works together with all of our stakeholders: customers, partners, suppliers and the public sector, including government. Our approach to transformation is thus much more than just meeting targets and we are committed to constant evaluation of our achievements, as well as tackling challenges and leveraging new opportunities.

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

        Our most recent certification issued in September 2017 puts us at a contributor status of level 6 and represents a key milestone in our transformation efforts, with year-on-year improvements once again being realised across most pillars of the scorecard as we aim to achieve at least a level 4 rating by 2020.

        Sasol continues to entrench transformation within the organisational culture, enhancing its commitment as a corporate citizen.

Sasol Inzalo share transaction

        In 2008, Sasol entered into the Sasol Inzalo black economic empowerment (BEE) share transaction, which resulted in the transfer of beneficial ownership of 10% (63,1 million shares) of Sasol Limited's issued share capital before the implementation of this transaction, to its employees and a broad-based group of black South Africans (BEE participants). This transaction was contracted for a 10 year period and was accordingly unwound in June 2018 with the last element unwinding in September 2018. Refer to "Item 18—Annual Financial Statements—Note 35—Share based payment reserve" for further information.

Sasol Khanyisa transaction

        In 2017, Sasol announced a new B-BBEE ownership transaction (the "Sasol Khanyisa Transaction", or "Sasol Khanyisa"), structured to comply with the revised B-BBEE legislation in South Africa.

        Sasol Khanyisa was approved by the Sasol shareholders in November 2017 and implemented in phases since March 2018. Sasol Khanyisa does not remove or modify the rights of the participants under the terms of the Sasol Inzalo transaction. As equity ownership is a critical pillar of the B-BBEE legislation and as Sasol Inzalo comes to an end, Sasol Khanyisa was implemented to ensure continued compliance with the legislation. By implementing the Sasol Khanyisa transaction the company will seek to ensure on-going and sustainable B-BBEE ownership credentials.

        The participants of the original Sasol Inzalo transaction and qualifying black current employees (including those who participated in Sasol Inzalo) were invited to participate in Sasol Khanyisa.

        Sasol Khanyisa has certain elements structured at a subsidiary level, namely Sasol South Africa Limited ("SSA"—which was a wholly-owned subsidiary of Sasol before the effective date of Sasol Khanyisa), which houses the majority of the South African operations of Sasol. However, if the transaction conditions are fulfilled, ownership for participants at the end of the transaction will ultimately be converted into ordinary shares in Sasol Limited.

        The accounting recognition and measurement principles applied to the Sasol Khanyisa transaction are the same as those applied to the Sasol Inzalo transaction, as the substance of both transactions is the same. Based on the underlying assumptions made by Sasol, the total IFRS 2 charge associated with Sasol Khanyisa is R6,5 billion over the life of the transaction, of which R3,0 billion was recognised in 2018.

        Refer to "Item 18—Annual Financial Statements—Note 35—Share based payment reserve" for further information.

        With the implementation of Sasol Khanyisa, approximately 18,4% direct black ownership in SSA now exists, which, together with black ownership at Sasol Group level, translates into at least 25% black ownership credentials at SSA level (for purposes of measuring black ownership credentials under the current B-BBEE legislation).

The Mining Charter

        The Broad-Based Black Economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter) requires mining companies to meet various criteria intended to promote meaningful participation in the industry of HDSAs. The various iterations of a proposed revised Mining Charter have been the subject of much legal disagreement between industry and the government, most particularly on the issue of equity ownership of mining companies.

        The Department of Mineral Resources (DMR) argues that holders of mining rights should ensure that their BEE ownership levels are at least 26%, and top them up perpetually should they fall below this level. The Industry groups have argued that once a company has secured mining rights based on its compliance with this requirement, it should not be required to conclude any further transactions to restore its BEE ownership back to 26%. On 4 April 2018, the High Court granted a declaratory order in favour of the industry, but the DMR applied for leave to appeal the decision, which is still to be heard.

        Since early 2018, the new Minister of Mineral Resources has tried to resolve the impasse between the industry and all other stakeholders. On 15 June 2018 a third iteration of the Mining Charter was published for public comment, and in early July 2018 a summit of stakeholders was held to discuss it, requesting written submissions to the DMR by 31 August 2018. The Minerals Council South Africa, on behalf of the industry and of which Sasol is a member, is a key stakeholder in discussions with the DMR.

        Sasol is considering the revised Mining Charter and will make representations to the DMR if necessary.

The Mineral and Petroleum Resources Development Amendment Bill

        The Mineral and Petroleum Resources Development Amendment Bill (the MPRDA Bill) was introduced in June 2013, before being sent back to Parliament by the President for reconsideration based on concerns regarding its constitutionality. Subsequently, the MPRDA Bill was reviewed and amended. The legislative process is still ongoing.

        The MPRDA Bill contains certain provisions that may have a material negative effect on the mining industry. These include elevating the Codes of Good Practice for the South African Minerals Industry, the Housing and Living Conditions Standards for the Mineral Industry and the Amended Broad-Based Socio Economic Empowerment Charter for the South African Mining and Minerals Industry to the status of legislation without such documents having followed the normal route to create legislation. Another potential negative material effect on the mining industry is linked to the obligation on mining companies to sell a certain percentage of their production to local beneficiaries at a so-called "mine gate price" which will most likely be lower than the price at which the producer can sell the minerals in the open market.

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

        In order to meet this equity ownership objective, Sasol Limited concluded a BEE transaction with an HDSA-owned company, Tshwarisano LFB Investment (Pty) Ltd

(Tshwarisano), in terms of which Sasol Limited disposed of 25% of its shareholding in Sasol Oil to Tshwarisano. With effect from 1 July 2006, Sasol Oil met the 25% BEE ownership target, with Tshwarisano holding 25% of the shares in Sasol Oil in line with the Charter.

        Tshwarisano's shareholding is fully unencumbered after it settled the last of its debt relating to its equity shareholding in February 2016.

        The Charter further provides for the evaluation by the Department of Energy, from time to time, of the industry's progress in achieving the objectives of the Charter. The Department of Energy in concurrence with the Department of Trade and Industry initiated a process to establish a Sector Charter (Petroleum and Liquid Fuels Sector Charter) in terms of section 12 of the Broad-based Black Economic Empowerment Act, 53 of 2003. The outcome or potential effect of this process on Sasol cannot be assessed at this time.

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

        In respect of the Secunda mining complex in Mpumalanga, Sasol Mining has four mining rights situated within the Bethal, Secunda, Highveld Ridge, Balfour and Standerton magisterial districts. These mining rights are valid for periods between 20 and 30 years.

        Coal mining activities in the Free State province near the town of Sasolburg are conducted by virtue of Sasol Mining holding a mining right which is valid until 2040.

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

        Apart from South Africa's international commitments, the country's climate change mitigation regulation is still being developed. Sasol continues to engage with the government on the development of pollution prevention plans, a draft Carbon Tax Bill as well as the imposition of mandatory carbon budgets. Sasol has received and agreed to the carbon budget allocated to it, which is in place until 2020. Mandatory greenhouse gas reporting will begin in 2018, and the regulations pertaining thereto were published in 2017. Sasol's engagement focuses on the need for alignment of mitigation instruments in an effort to create long-term policy certainty.

        For information regarding our challenges associated with these regulatory requirements refer to "Item 3.D—Risk factors".

Health and safety

        Occupational health and safety is governed by the Occupational Health and Safety Act and the Mine Health and Safety Act for compensation of employees who suffer occupationally related diseases or injuries. Specific requirements for chemicals and hazardous substances are regulated by the Hazardous Substances Act.

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

Hazardous substances

        Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Act, and related ordinances on the Prohibition of Certain Chemicals and Hazardous Incidents. All hazardous substances are subject to the requirements of the European Union (EU) Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) Regulation, including requirements for registration and notification obligation before these substances can be brought onto the market. Hazardous substances and mixtures must be classified, labelled and packed in accordance with the

EU classification, labelling and packaging regulation. Further regulations prohibiting and limiting manufacture, marketing and use also apply.

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

        In late 2016, the Canadian federal government announced a national carbon price programme requiring all provinces and territories to have carbon pricing initiatives in effect by 2018 at a minimum of CAD10/tonne of CO2 equivalent emissions, to increase by CAD10/tonne annually until they reach CAD50/tonne in 2022. The introduction of the national carbon price programme should have a relatively minor financial impact on Sasol's Canadian operations.

Mozambique

        A National Environmental Policy (Resolution 5/95, of 3 August) is the government document outlining the priorities for environmental management and sustainable development in Mozambique, including the required legal framework. The Environmental Law (Law 20/1997, of 1 October as amended by Law 16/2014, of 20 June) provides a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Regulations on Environmental Impact Assessment (Decree 54/2015, of 31 December) set forth the procedures applicable for the granting of environmental licences.

        The Environmental Regulations for Petroleum Operations (Decree 56/2010, of 31 December) apply to petroleum operations including exploration, development, production, transport, storage and marketing of petroleum products.

        Regulations on Environmental Quality and Emission Standards (Decree 18/2004, of 2 June as amended by Decree 67/2010, of 31 December) aim to establish the standards for environmental quality and for effluents release in order to assure the effective control and maintenance of the admissible standards of concentration of polluting substances on the environmental components. This is supplemented by specific regulations on solid waste and water quality management.

        The Petroleum Act (Law 21/2014, of 18 August) and the Petroleum Operations Regulations (Decree 34/2015, of 31 December) require holders of exploration and production rights to conduct petroleum operations in compliance with environmental and other applicable legislation. The law makes provision for compensation to be paid under general legislation by the holder of a right to conduct petroleum operations to persons whose assets are damaged. The law establishes strict liability for the holder of the right who causes environmental damage or pollution.

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

Other countries

        In a number of other countries, we are engaged in various activities that are impacted by local and international laws, regulations and treaties. In China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and waste. In the United Arab Emirates, Nigeria and other countries, we are involved, or are in the process of becoming involved, in exploration, extraction, processing or storage and transportation activities in connection with feedstock, products and waste relating to natural oil and gas, petroleum and chemical substances.

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

        Sasol South Africa Limited, a subsidiary in the Sasol group and a company incorporated in the Republic of South Africa, primarily holds our operations located in South Africa. A number of other subsidiaries incorporated in the Republic of South Africa, including Sasol Oil (Pty) Ltd, Sasol Mining Holdings (Pty) Ltd, Sasol Middle East and India (Pty) Ltd and Sasol Africa (Pty) Ltd, hold our interests in operations in South Africa, other parts of Africa and the Middle East. Sasol Financing Limited, responsible for the management of cash resources and investments, is wholly owned and incorporated in the Republic of South Africa.

        Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in the Republic of South Africa, primarily holds our interests in companies incorporated outside South Africa, including Sasol European Holdings Limited (United Kingdom), Sasol Wax International GmbH (Germany), Sasol (USA) Corporation (US), Sasol Holdings (Asia Pacific) (Pty) Ltd (South Africa), Sasol Chemical Holdings International (Pty) Ltd (South Africa), Sasol Canada Holdings Limited (Canada) and their respective subsidiaries.

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

				Production (Mt)(3)
			Nominated capacity per year (Mt)(2)
Colliery	Location	Market		2018	2017	2016
Bosjesspruit	Secunda	Secunda Synfuels Operations	7,0	5,7	6,1	6,6
Brandspruit	Secunda	Secunda Synfuels Operations	2,0	2,3	2,8	5,3
Impumelelo	Secunda	Secunda Synfuels Operations	4,6	3,2	2,2	1,7
Middelbult, Shondoni shaft	Secunda	Secunda Synfuels Operations	7,8	6,9	6,5	7,6
Syferfontein	Secunda	Secunda Synfuels Operations	11,4	10,5	10,9	11,1
Twistdraai, Thubelisha shaft	Secunda	Export/Secunda Synfuels Operations(1)	9,7	8,8	7,9	8,2
Sigma : Mooikraal	Sasolburg	Sasolburg Operations	1,9	1,4	1,2	1,8

				38,8	37,6	42,3

Production tons per continuous miner (mining production machine) per shift including off-shift production(4) (t/cm/shift)				1 161	1 147	1 322

(1)
The secondary product from the export beneficiation plant is supplied to Secunda Synfuels Operations.

(2)
The nominated capacity of the mines is the expected maximum production of that mine during normal operating hours, and does not represent the total maximum capacity of the mine.

(3)
Production excludes externally purchased coal.

(4)
Off-shift production is a voluntary shift system allowing mine workers to produce coal on their non-working shifts. This shift system provides the mine with a flexibility option to catch-up on production shortfall. The mine workers are remunerated for this production on a cost per ton basis.

Processing operations

        Coal export business—Secunda operations.    We started the coal export business in August 1996. Run of mine coal is sourced from the existing East shaft of Twistdraai Colliery (formerly East, West and Central shafts) and the Thubelisha shaft (nominated capacity 9,7 Million tons (Mt)). The export beneficiation plant has a design throughput total capacity of 10,5 Mt per annum. In 2018, we produced 8,8 Mt from Twistdraai, Thubelisha shaft; of which we beneficiated 8,2 Mt, and 0,6 Mt was bypassed to Sasol Coal Supply.

        The run of mine (ROM) coal is transported via overland conveyor belts to the export beneficiation plant from the Twistdraai shafts. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

        Mining has a 4,2% shareholding in RBCT, which corresponds to the existing entitlement of 3,6 Mt per year. Actual export volumes for 2018 were 3,19 Mt. For the foreseeable future, we anticipate exports of approximately 3,3 Mt per year.

        Sasol Coal Supply—Secunda Operations.    Sasol Coal Supply operates the coal handling facility between Mining and Secunda Synfuels Operations by stacking and blending coal on six live stockpiles. The overland conveyors from the mining operations to the coal handling facility are, in total, 100 kilometres (km) long and also form part of the Sasol Coal Supply operation.

        The operation has a live stockpile capacity of 720 000 tons, which is turned over around 1,2 times per week. In addition, there is a targeted strategic stockpile capacity of more than 2,0 Mt. The objectives of this facility are:

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

        Core recovery exploration drilling.    This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium-term mining areas, the average borehole density is in the order of 1:25. Depths of the boreholes drilled vary, depending on the depth to the Pre-Karoo basement, from 160 metres (m) to 380 m. The major application of this technique is to locate the coal horizons, to determine coal quality and to gather structural information about dolerite dykes and sills, and the associated de-volatilisation and displacement of coal reserves. This information is used to compile geological models and forms the basis of geological interpretation.

        Directional drilling.    Directional drilling from surface to in-seam has been successfully applied for several years. A circular area with a radius of approximately 1,4 km of coal deposit can be covered by this method from one drill site. The main objective of this approach is to locate dolerite dykes and transgressive dolerite sills, as well as faults with displacements larger than the coal seam thickness.

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

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 91,72% (2017—89,26%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

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

  •
  The inherent ash content (air dried basis) is an average 26,8%, which is in line with the coal qualities supplied during the past 30 years to Secunda Synfuels Operations;

  •
  The volatile matter content is tightly clustered around a mean of 22,7% (air dried); and
  •
  The total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,00% of the total mass of the coal.

        The other potential coal seam is:

  •
  The Number 2 Coal Seam at Middelbult colliery and Impumelelo colliery, which has been included in our reserve base.

Reserve estimation (remaining reserves at 31 March 2018)

        We have approximately 4,2 billion tons (Bt) (2017—3,7 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,4 Bt (2017—1,2 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 that follows. Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda Synfuels Operations and the majority of the Twistdraai, Thubelisha shaft reserves which will be exported. The reserve disclosure in this section includes Mining's total coal resources and reserves available for mining operations in Secunda. These reserves have not been adjusted for the synthetic oil reserves reported in the supplemental oil and gas information. The different reserve areas are depicted on the map on page M-1, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2018, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield(4) (%)	Proved/ probable
Middelbult mine, number 4 seam	661	89	184	48	203	100	Proved
Middelbult mine, number 2 seam	61	13	8	39	19	100	Probable
Bosjesspruit mine	183	7	64	49	70	100	Proved
Bosjesspruit mine	71	3	25	49	33	100	Probable
Syferfontein mine	896	170	166	52	276	100	Proved
Syferfontein mine	—	—	—	—	16	100	Probable
Brandspruit mine	2	1	1	44	0,3	100	Proved
Twistdraai Thubelisha shaft	664	123	103	55	270	P34,S37	Proved
Impumelelo, Block 2, number 4 seam	628	81	129	51	216	100	Proved
Impumelelo, Block 2, number 2 seam	356	53	153	43	49	100	Probable
Block 2 South, number 4 seam	363	98	48	54	123	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	58	52	100	Probable

Total Secunda area	4 159				1 372

(1)
The coal reserve estimations in this table were compiled under supervision of Mr Viren Deonarain who is considered a competent person. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Mr J Erasmus (Pr.Nat.Sc), on behalf of Sumsare Consulting performed a comprehensive and independent audit of the coal resource/reserve estimations in July 2015 and the estimates were certified as correct. The estimation of the reserves is compliant with the definition and guidelines as stated in the SAMREC and Joint Ore Reserve Committee (JORC) codes, as well as SEC Industry Guideline 7.

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

(4)
The P% of P34 refers to the export product yield from the recoverable coal reserve and the S% of S37 refers to secondary product yield, which will be supplied to the Sasol Synfuels Operations. The balance of this is discard material.

(5)
Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

Table 2.

Coal qualities, on an air dry basis, in respective coal reserve areas, where Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis)
Middelbult mine	Wet	4,3	n/a	Assigned	Steam	21,1	0,9
Bosjesspruit mine	Wet	3,9	n/a	Assigned	Steam	20,0	0,9
Syferfontein mine	Wet	5,3	n/a	Assigned	Steam	21,8	0,8
Brandspruit mine	Wet	3,8	n/a	Assigned	Steam	17,6	1,3
Twistdraai, Thubelisha shaft	Wet	4,5	n/a	Assigned	Steam	21,2	1,1
Impumelelo, Block 2, number 4 seam.	Wet	3,8	n/a	Assigned	Steam	19,9	1,3
Impumelelo, Block 2, number 2 seam	Wet	3,8	n/a	Assigned	Steam	20,5	0,7
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (as received) basis MJ/kg	Sulphur (as received basis)
Middelbult mine	Wet	4,2	4,5	Assigned	Steam	19,6	0,9
Bosjesspruit mine	Wet	3,8	4,0	Assigned	Steam	18,1	0,8
Syferfontein mine	Wet	5,3	4,7	Assigned	Steam	20,6	0,8
Brandspruit mine	Wet	3,7	3,7	Assigned	Steam	16,9	1,2
Twistdraai, Thubelisha shaft	Wet	4,3	4,3	Assigned	Steam	19,5	1,0
Impumelelo, Block 2, number 4 seam	Wet	3,8	3,7	Assigned	Steam	18,7	1,2
Impumelelo, Block 2, number 2 seam	Wet	3,7	3,7	Assigned	Steam	19,2	0,7
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,0	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,2	0,7
Block 3 South	Wet	3,4	3,6	Unassigned	Steam	21,8	0,7

Criteria for proved and probable

        Over and above the definitions for coal reserves, probable coal reserves and proved coal reserves, set forth in Industry Guide 7, promulgated by the US Securities and Exchange Commission, we consider the following criteria to be pertinent to the classification of the reserves:

        Probable reserves are those reserve areas where the drill hole spacing is sufficiently close in the context of the deposit under consideration, where conceptual mine design can be applied, and for which all the legal and environmental aspects have been considered. Probable reserves can be estimated with a lower level of confidence than proved coal reserves. Currently this classification results in variable drill spacing depending on the complexity of the area being considered and is generally less than 500 m, although in some areas it may extend to 800 m. The influence of increased drilling in these areas should not materially change the underlying geostatistics of the area on the critical parameters such as seam floor, seam thickness, ash and volatile content.

        Proved reserves are those reserves for which the drill hole spacing is generally less than 350 m, for which a complete mine design has been applied which includes layouts and schedules resulting in a full financial estimation of the reserve. This classification has been applied to areas in the production stage or for which a detailed feasibility study has been completed.

Legal rights on coalfields

        Sasol Mining (Pty) Ltd is the holder of various prospecting and mining rights for coal in Mpumalanga and the Free State. These prospecting and mining rights are granted by the State acting as custodian of South Africa's mineral and petroleum resources in accordance with the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002.

        In respect of the Secunda mining complex in Mpumalanga, Sasol Mining has four mining rights situated within the Bethal, Secunda,

Highveld Ridge, Balfour and Standerton magisterial districts. These mining rights are valid for periods of between 20 and 30 years, which allows Sasol Mining to provide a continuous and steady coal supply to Sasol South Africa Limited, which beneficiates the coal into higher value and in most cases, end-line products. Please refer to page M1 for a map of the Secunda mining complex layout.

        Coal mining activities in the Free State province near the town of Sasolburg are conducted by virtue of Sasol Mining holding a mining right which is valid for 30 years. The coal is mainly used for electricity and steam generation at Sasol's Infrachem Industries. Steam is a major component which is required in the production of Sasol's chemical products as well as the refining of oil.

        The validity period of Sasol's mining rights may, on application to the Department of Mineral Resources, be renewed for further periods not exceeding 30 years each.

Exploration and Production International (E&PI)

Natural Oil and Gas Operations

        Our natural oil and gas operations are managed by our Exploration and Production International (E&PI) business unit. E&PI's principal activities are the exploration, appraisal, development and production of hydrocarbon resources. Currently we hold equity in three producing assets with proved reserves in Mozambique, Gabon and Canada and one non-producing asset in Mozambique. We also have equity in exploration licences in Mozambique and South Africa.

        In the narrative sections below, unless stated otherwise, all quantitative statements refer to gross figures. The tabular information which follows the narrative provides:

  •
  Total gross and net developed and undeveloped acreage of our natural oil and gas assets and exploration licences by geographic area, at 30 June 2018;

  •
  The number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled at 30 June 2018;

  •
  Capitalised natural oil and gas exploratory well costs at the end of the last three years and information about the continued capitalisation of natural oil and gas exploratory well costs at 30 June 2018;

  •
  Details about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells, at 30 June 2018; and

  •
  Average sales prices and production costs, of natural oil and gas, for the last three years.

        The financial information in these sections has been prepared in accordance with the International Financial Reporting Standards in order to ensure consistency between this document and the Annual Financial Statements.

        Refer to the "Supplemental Oil and Gas Information" on pages G-1 to G-8 for:

  •
  Costs incurred in natural oil and gas property acquisition, exploration and development activities, for the last three years;

  •
  Capitalised costs relating to natural oil and gas activities, for the last three years;

  •
  The results of operations for natural oil and gas producing activities, for the last three years;

  •
  Natural oil and gas proved reserves and production quantity information, for the last three years;

  •
  Standardised measures of discounted future net cashflows relating to natural oil and gas proved reserves, for the last three years; and

  •
  Changes in the standardised measures of discounted future net cashflows relating to natural oil and gas proved reserves, for the last three years.

        The maps on page M-2 show E&PI's global footprint and the location of our assets and exploration licences.

Mozambique

Licence Terms

  Development and Production

        In Mozambique, we have interests in two onshore assets, one of which is producing with proved reserves. The other asset consists of two areas under development and other reservoirs that are being assessed for commerciality.

        The producing asset is the Pande-Temane PPA licence (302,2 thousand developed net acres). Our subsidiary Sasol Petroleum Temane Limitada (SPT), the operator, holds a 70% working interest in the PPA. The PPA expires in 2034, and carries two possible five-year extensions. There is no requirement to relinquish any acreage until the expiry of the PPA.

        The other asset is the Pande-Temane Production Sharing Agreement (PSA) licence (442,8 thousand undeveloped net acres). Our subsidiary Sasol Petroleum Mozambique Limitada (SPM), the operator, holds a 100% working interest. Discussions regarding the farm-down by 30% have been deferred and the term sheet signed with Empresa National de Hidrocarbonetos de Mocambique (ENH), the national oil company of Mozambique, expired on 30 June 2018. Under the terms of the PSA licence, ENH is also entitled to a calculated share of production.

        The two PSA development areas covered by development and production periods until 2041 for the oil development (125,9 thousand undeveloped net acres) and 2046 for the gas development (157,3 thousand undeveloped net acres), are being developed in accordance with the Phase 1 field development plan approved by the Mozambican authorities in January 2016. The remaining PSA area (159,6 thousand undeveloped net acres) is covered by a commercial assessment period (CAP) having an initial period of five years with an option for up to two renewals of three years each. The initial period expired in February 2018 and an application for a renewal of three years was submitted to the regulator in November 2017; the renewal is pending authority approval as at 23 August 2018. Development of the reservoirs in the CAP area is contingent on a declaration of commerciality and field development plan approval by the Mozambican government.

  Exploration

        We also have interests in one offshore exploration licence, and two licences which are in the process of being negotiated. During 2018 we withdrew from an onshore licence.

        The offshore exploration licence comprises the shallow water parts of the Exploration and Production Concession Blocks 16 & 19. Our subsidiary Sasol Petroleum Mozambique Exploration Limitada (SPMEL), the operator, holds an 85% working interest (622,7 thousand undeveloped net acres) and ENH has a 15% interest that is carried until field development. Petroleum operations in the licence have been suspended since 2008, pending the outcome of the Strategic Environmental Assessment (SEA), commissioned by the Mozambique government. In January 2018, the Mozambique Ministry of Land, Environment and Rural Development (MITADER) granted Sasol the approval to conduct an Environmental Impact Assessment specific to the licence, in addition to the ongoing SEA. Sasol is also in discussions with the Institute of National Petroleum (INP), the petroleum regulator, on future exploration work programme and on the resumption of exploration activities in the shallow water part of the licence.

        In October 2015, the authorities announced the results of the Fifth Mozambique Licensing Round in which our subsidiary SPMEL and our partners were successful. On completion of negotiations for the Exploration and Production Concession contracts, SPMEL will hold a 70% working interest, as operator, in the onshore Pande-Temane Area PT5-C (521,0 thousand undeveloped net acres); it will also hold a 25,5% working interest (324,2 thousand undeveloped net acres) in the offshore Angoche Area A5-A, which will be operated by Eni Mozambico S.p.A.

        The onshore exploration licence from which we withdrew was the Exploration and Production Concession (EPC) Area A. Our subsidiary SPMEL, the operator, held a 50% working interest, with Petrogas BV E&P and ENH having respective working interests of 40% and 10%. In April 2018, subsequent to the drilling of the commitment well, Sasol and its JV partners submitted a notice of withdrawal to the Mozambican Government ahead of the licence expiry date of end May 2019. All our obligations having been honoured, the government approval for the withdrawal was received in June 2018.

Activities

        Present activities in the Pande-Temane PPA asset include projects for infill drilling and additional compression that will lower the inlet pressure at the Central Processing Facility (CPF). The first infill well in the Pande field was drilled in April 2018 and tested in June 2018; the well is currently suspended until the flow-line is completed to connect it to the CPF. The second phase of additional compression at the CPF has recently entered operation. Plug and abandonment operations of a water disposal well were successfully completed during June 2018.

        Follow-up development projects include additional infill wells and phase three compression at the CPF, are necessary to maintain production as the reservoirs deplete and are in accordance with the approved field development plan.

        In the Pande-Temane PSA development areas, nine wells were drilled and completed between 2017 and 2018, in agreement with the revised drilling programme for the approved field development plan. The field development plan also envisages the capacity of the PPA CPF to be increased to 633 million standard cubic feet per day gas. Production rates of light oil are now forecast to be between the low and mid-point of the range presented in the field development plan which has triggered a review of the development programme, including the design basis of the Liquids Processing Facility. The cost of the development plan is US$1,4 billion net to Sasol covering expansion of the CPF, construction of the LPF and flowlines and the initial drilling programme. US$282,4 million net to Sasol has been spent to end 2018, comprising drilling costs, civil engineering works, detailed engineering and subsurface modelling.

        During PSA development drilling, additional hydrocarbons were encountered in horizons that were not the primary targets. A discovery notice and appraisal programme were submitted to the Mozambique government in order to mature these resources. In the PSA CAP areas, evaluation and well planning activities have progressed, with two wells drilled in 2018. One well confirmed gas while the other one did not encounter a hydrocarbon-bearing interval. The plans for the area are currently being assessed based on the outcome of these two wells.

        In the Area A exploration licence, drilling activities for the commitment well commenced in May 2017. The target reservoir sands were penetrated as expected but no hydrocarbon-bearing zone was encountered. Demobilisation from the well was completed in July 2017.

Capitalised Exploratory Well Costs

        At 30 June 2018, there were no exploratory wells costs capitalised in the Pande-Temane PPA asset or in the two development areas in the Pande-Temane PSA asset.

        In the Pande-Temane PSA CAP area, exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling, amounting to US$23,9 million net to Sasol; these costs relate to the exploration drilling activities conducted and completed in 2008, and the follow up activities which continued in 2017 and 2018.

        At 30 June 2018, US$0,7 million exploratory well costs net to Sasol remained capitalised for Blocks 16 & 19.

Facilities and Productive Wells

        Natural gas and condensate is produced from the Pande-Temane PPA asset facilities, at the CPF on a site of approximately 400 000 square metres, located some 700 kilometres north of Maputo, the capital of Mozambique. Production from the Temane and Pande fields, which are managed as a single operational field, is routed from production wells via in-field flowlines and pipelines to the CPF. The design capacity of the CPF is 491 million standard cubic feet per day sales gas together with small amounts of associated condensate.

        At 30 June 2018, there were 21 productive wells.

Delivery Commitments

        Gas produced from the Pande-Temane PPA asset, other than royalty gas provided to the Mozambican government, is supplied in accordance with long-term Gas Sales Agreements (GSAs). The gas produced in accordance with GSA1, signed on 27 December 2002 (25 years contract term), and GSA2, signed on 10 December 2008 (20 years contract term), is sold internally for use as part of the feedstock for our chemical and synthetic fuel operations and to the external market in South Africa, with a maximum daily quantity equivalent to 132 PJ/a (119,75 bscf/a) and 27 PJ/a (24,49 bscf/a) for GSA1 and GSA2 respectively. There are four GSA3 20-year contracts that supply gas to the Mozambique market. These satisfy a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas Company S.A from 1 July 2014 for 8 PJ/a (7,26 bscf/a), ENH-Kogas from 1 March 2013 for 6 PJ/a (5,44 bscf/a), Central Termica de Ressano Garcia S.A. from end-February 2015 for 11 PJ/a (9,98 bscf/a) and ENH effective from 1 June 2015 for 2PJ/a (1,81 bscf/a).

        Infill drilling and compression projects which will convert proved undeveloped reserves into proved developed reserves in order to meet near term delivery commitments are under way. During 2018 it was determined that production will nevertheless begin to decline during 2023 and we will no longer be able to supply at currently contracted rates. Technical and commercial options are under consideration to address the matter.

        PPA condensate is currently sold to Petróleos de Moçambique, S.A. (Petromoc), which transports the condensate by truck from the CPF to Matola for export (the port of Beira is not accessible any longer due to a revision of load restrictions for a bridge leading to the port). The contract expired in July 2018 after which the condensate will be sold to a buyer selected by competitive tender.

Proved Reserves (all quantities are net to Sasol)

        Our Mozambique proved reserves are contained in the Pande-Temane PPA asset. These represent the net economic interest volumes that are attributable to Sasol after the deduction of petroleum production tax. The primary sales product for the PPA is natural gas, with minor amounts of associated liquid hydrocarbons.

Changes to proved reserves

        There was a reduction in proved gas reserves of 130,0 billion cubic feet primarily due to production.

Changes to proved developed reserves

        Proved developed gas reserves increased by 110,4 billion cubic feet to 821,1 billion cubic feet. The increase was due to the conversion of undeveloped reserves to developed partially offset by production of 115,9 billion cubic feet.

Proved undeveloped reserves converted to proved developed reserves

        The second phase of a project to lower the inlet pressure at the CPF was completed in June 2018. This has resulted in the conversion of 223,2 billion cubic feet undeveloped gas reserves to developed reserves. The cost of this project was US$20,7 million net to Sasol as at 30 June 2018.

Changes to proved undeveloped reserves

        Proved undeveloped gas reserves decreased by 240,4 billion cubic feet as the result of conversion of undeveloped reserves to developed together with a minor revision caused by an update to the integrated production system model used to forecast future production.

Proved undeveloped reserves remaining undeveloped

        Proved undeveloped gas reserves, presently estimated to be 188,6 billion cubic feet, have remained undeveloped in the Pande-Temane PPA asset for the last twelve years. The total proved volume (developed plus undeveloped) represents gas that will be recovered as part of the approved field development plan and which is required to satisfy existing gas sales agreements. In order to optimise the timing of the capital expenditure, required to convert undeveloped reserves to developed reserves, E&PI regularly studies production performance and reviews its plan for installation of additional compression and wells. The phase two compression was brought into operation during 2018 and the first infill well is scheduled to be operational during the course of 2019. These projects will be followed by additional infill wells and phase three compression.

Rest of Africa (outside Mozambique)

Licence Terms

Gabon

  Development and Production

        In Gabon, our subsidiary Sasol Gabon S.A. holds a 27,75% working interest in the Etame Marin Permit (EMP) asset, which is a producing asset with proved reserves. VAALCO Gabon S.A. is operator of the asset, under the terms of the EMP Exploration and Production Sharing Contract.

        The EMP contract area comprises three 10 year Exclusive Exploitation Authorisations (EEAs), each with two five-year renewal periods available on request and subject to government decree. The Etame EEA first five-year renewal period expired in July 2016 and an application for the second five-year renewal period, which was submitted in April 2016, is awaiting approval from the government. The Avouma EEA is currently in the first five-year renewal period to March 2020. The initial ten-year period of the Ebouri EEA expired in June 2016 and an application for the first five-year renewal period, which was submitted in March 2016, is also awaiting approval. The current production plan assumes the EEA renewals will be granted with no change in contract terms.

  •
  Etame EEA: 3,4 thousand developed net acres, 2001-2021;

  •
  Avouma EEA: 3,6 thousand developed net acres, 2005-2020 + one five-year extension (to March 2025); and

  •
  Ebouri EEA: 1,0 thousand developed net acres, 2006-2021 + one five-year extension (to June 2026).

  Exploration

        Our subsidiary Sasol Gabon S.A. has entered into a farm-in agreement with Perenco Oil & Gas Gabon S.A. for a 40% working interest in the DE-8 permit offshore Gabon (245,7 thousand undeveloped net acres). While the farm-in was approved in principle by the government in July 2017, the corresponding PSC amendment submitted to the authorities is awaiting formal approval as at 30 June 2018. In July 2018, the Government approved entry into the third exploration period of the licence, which expires in June 2021 and includes one commitment well.

South Africa

        In South Africa, we have interests in one exploration licence.

        Our subsidiary Sasol Africa (Pty) Ltd holds a 60% working interest in the ER236 licence, offshore in the Durban Basin, which is operated by Eni South Africa BV. At the end of the first exploration period in November 2016 20% of the licence was relinquished (9 740,3 thousand undeveloped net acres remaining) and in July 2017 the Petroleum Agency South Africa (PASA) granted entry into the second exploration period which expires in July 2019. The work programme commitments for the first two exploration periods have been met.

        The right to negotiate the Exploration Right (ER) for the Block 3A/4A, located offshore in the Orange Basin, was granted in 2015 to our subsidiary Sasol Africa (Pty) Ltd and the Petroleum Oil and Gas Corporation of South Africa (SOC) Limited (PetroSA); the right expired in July 2018. Final terms have, however, not been agreed and the ER has not been executed.

Nigeria

        Our subsidiary, Sasol Exploration and Production Nigeria Limited (SEPNL), gave notice of our intention to withdraw from the

OML 145 licence in Nigeria in May 2015. The Nigerian Ministry of Petroleum Resources gave its consent in December 2017.

Activities

Gabon

  Development and Production

        In late 2018 two workovers were successfully performed to replace defective electric submersible pumps on the EMP Avouma wells. Present activities in the EMP asset include preparing for a 2019 drilling campaign and negotiating an extension of the Etame EEA beyond 2021.

  Exploration

        A stratigraphic test well of exploratory type was drilled in the offshore DE-8 block in March 2018, in partnership with Perenco Oil & Gas Gabon S.A. The well failed to encounter mobile hydrocarbons and was plugged and abandoned. The well fulfilled the work programme requirement for the second exploration period that expired in June 2018 after a period extension.

South Africa

        A second 3D seismic acquisition programme over the ER236 licence was performed in 2018 and data processing was in progress as at 30 June 2018. An environmental impact study for future potential drilling activities is also in progress.

Capitalised Exploratory Well Costs

        At 30 June 2018, the costs of the second exploration period commitment well in Block DE-8, which were initially capitalised, were written off to the income statement.

        There were no other exploratory well costs capitalised in Africa outside Mozambique.

Facilities and Productive Wells

        In Gabon, oil is produced from the EMP asset facilities which consist of four wellhead platforms, subsea flowlines and a floating production, storage and off-loading vessel (FPSO)located some 35 kilometres offshore southern Gabon. Oil from the Etame, Avouma and Ebouri EEAs, managed as a single operational field, is produced by means of a combination of subsea and platform wells, which are connected by pipelines to the FPSO. The FPSO is contracted from and operated by Tinworth Pte. Limited. The processed oil is stored in tanks on the FPSO prior to export by shipping tanker.

        At 30 June 2018, there were 12 productive wells across the three EEAs.

Delivery Commitments

        The oil produced from the Gabon EMP asset is marketed internationally on the open market and sold under a short-term Crude Oil Sale and Purchase Agreement (COSPA) that is renewed periodically. The COSPA was re-tendered in 2018 and Glencore Energy UK Limited was the successful buyer. The current COSPA expires on 31 January 2019 and is expected to be further extended or re-contracted as required on terms not dissimilar to the current contract.

        The EMP crude oil lifting and entitlement scheduling agreement in place between the co-venturers was amended in 2018 to include the Société Nationale des Hydrocarbures du Gabon (SNH), mandated to lift the State's interest share of profit oil on the Government's behalf, as a new party to the agreement.

Proved Reserves (all quantities are net to Sasol)

        Our Rest of Africa proved reserves are contained in the EMP asset, Gabon. These represent the net economic interest volumes attributable to Sasol after application of the licence terms, including the deduction of royalty. The primary sales product is oil, all gas produced is consumed in operations or flared.

Changes to proved reserves

        There was an increase of 0,1 million barrels in proved oil reserves.

Changes to proved developed reserves

        Proved developed reserves increased by 0,1 million barrels to 1,8 million barrels. The increase was the result of revisions due to better well performance than previously anticipated and changes in sales prices, totalling 1,1 million barrels, and improved recovery from a successful well workover amounting to 0,1 million barrels (at a cost of US$ 2,8 million net to Sasol). These increases were partially offset by production of 1,1 million barrels.

Proved undeveloped reserves converted to proved developed reserves

        No reserves were converted from undeveloped to developed during 2018. Contingent resources, associated with a well workover, were directly matured to developed reserves in 2018.

Changes to proved undeveloped reserves

        There were no undeveloped reserves at the beginning of 2018, and no change affected this class of reserves during the year.

Proved undeveloped reserves remaining undeveloped

        There were no undeveloped reserves at 30 June 2018.

North America

Licence Terms

Canada

        In Canada, our subsidiary Sasol Canada Exploration and Production Limited (SCEPL), holds a 50% working interest in the Farrell Creek and Cypress A asset located in British Columbia, which is a producing asset with proved reserves. The asset is operated by Progress Energy Canada Ltd (PECL).

        As at 30 June 2018 Farrell Creek comprised 29 licences and leases and Cypress A comprised 25 licences and leases. The Farrell Creek and Cypress A asset covers an area of 17,9 thousand developed net acres and 38,5 thousand undeveloped net acres. Acreage retention and the conversion of licences to leases is enabled by drilling commitments, the provincial government's prescribed lease selection and validation process and licence extension applications.

        The decision to retain acreage and convert licences to leases is dependent on the drilling results and ongoing study work. Production, drilling and other retention activities are included in the applicable work programmes so that licences due to expire before 31 December 2018 are retained (four licences affected for a total of 2,1 thousand undeveloped net acres). Five other licences, also due to expire in the course of 2019 and affecting a total of 1,8 thousand undeveloped net acres, will not be renewed.

Activities

Canada

        In June 2016, to responsibly steward the Farrell Creek and Cypress A asset through the low gas price environment, the Progress Sasol Montney Partnership (PSMP) agreed to slow the pace of appraisal and development and significantly reduce activities.

        The drilling and completion work programme planned for the calendar year 2018, approved in December 2017 by the PSMP, included the completion and tie-in of one well (drilled in 2016); this well was brought on stream in January 2018. The work programme also includes the drilling of two wells in Cypress A in early 2019.

Capitalised Exploratory Well Costs

Canada

        At 30 June 2018, there were no exploratory well costs capitalised in Canada.

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

        At 30 June 2018, there were 156 productive wells.

Delivery Commitments

        We currently do not have any delivery commitments with customers in Canada. Marketing and sale of natural gas, and the small amount of petroleum liquids, from the Farrell Creek and Cypress A asset are managed on a short-term basis as part of operations.

        Natural gas from the Farrell Creek and Cypress A asset is sold into the Western Canada market at two sales hubs. Pricing at each hub is based on the daily realised spot market prices less transportation and marketing fees. Natural gas is delivered to the sales hubs through long-term transportation contracts expiring between 2019 and 2033.

Proved Reserves (all quantities are net to Sasol)

        Our North America proved reserves are contained in the Canada Farrell Creek and Cypress A asset. These represent the net economic interest volumes that are attributable to Sasol before the deduction of royalties. The primary sales product is natural gas, with minor amounts of associated liquid hydrocarbons.

        Full development of the asset will require around 2 900 wells, of which only some 7% have been drilled and completed to date. Reserves are limited to those volumes of gas and associated liquid hydrocarbons attributable to Sasol that are forecast to be produced from productive wells together with wells to be drilled and/or completed in the approved work programme.

Changes to proved reserves

        There was an overall reduction in proved gas reserves of 59,2 billion cubic feet.

Changes to proved developed reserves

        Proved developed gas reserves decreased by 59,2 billion cubic feet to 63,2 billion cubic feet.

        The reduction was due to the combined effects of the production of 19,2 billion cubic feet and a downward revision of 41,7 billion cubic feet due to a decrease in the number of productive wells, a reassessment of future operating expenditures as well as a decrease in the gas price. These downward revisions were partially offset by the maturation of 1,7 billion cubic feet to proved developed reserves resulting from the completion and tie-in of one well in Cypress A at a cost of US$3,9 million net to Sasol.

Proved undeveloped reserves converted to proved developed reserves

        No reserves were converted from undeveloped to developed during 2018.

        Contingent resources, associated with the completion and tie-in of one well were directly matured to developed reserves in 2018.

Changes to proved undeveloped reserves

        There were no undeveloped gas reserves at 30 June 2018, and no change affected this class of reserves during the year.

Proved undeveloped reserves remaining undeveloped

        There were no reserves remaining undeveloped at 30 June 2018.

Australasia

Licence Terms

        As of 30 June 2018 we no longer have interests in the Australasian region.

Australia

        Our subsidiary Sasol Petroleum Australia Limited (SPAL) held a 30% working interest in the AC/P 52 exploration permit, offshore in the North West Shelf of Australia, operated by Shell Development Australia (Pty) Ltd.

        Owing to an international boundary dispute, the AC/P 52 licence holders submitted an application to surrender the exploration permit in 2018. The application was approved by the Australian authorities, effective in May 2018. As a result a total of 160,9 thousand undeveloped net acres was relinquished.

        We also completed the process of withdrawal from the onshore EP76, EP98 and EP117 licences in the Beetaloo Basin (35% working interest, Northern Territory, Australia) in October 2017. A total of 1 583,6 thousand undeveloped net acres were affected and transferred to the operator Origin Energy Resources Limited.

Activities

Australia

        In 2018 there were no activities in Australia.

Capitalised Exploratory Wells Costs

Australia

        At 30 June 2018, there were no exploratory well costs capitalised in Australia.

Tabular Natural Oil and Gas Information

Developed and Undeveloped Acreage

        The table below provides total gross and net developed and undeveloped acreage for our natural oil and gas assets by geographic area at 30 June 2018.

Natural oil and gas acreage concentrations at 30 June 2018(3)	Mozambique(1)	Rest of Africa(2)	North America(1)(2)	Australasia(2)	Total
	thousand acres
Developed acreage
Gross	431,7	28,7	35,7	—	496,1
Net	302,2	8,0	17,9	—	328,1
Undeveloped acreage
Gross	1 175,4	16 233,8	76,9	—	17 486,1
Net	1 065,5	9 740,3	38,5	—	10 844,3

(1)
Certain licences in Mozambique and North America overlap as they relate to specific stratigraphic horizons.

(2)
Rest of Africa comprises Gabon and South Africa, North America comprises Canada, Australasia comprises Australia.

(3)
The table does not include acreage information (neither net nor gross) pertaining to: licences from which Sasol is in a formal process of withdrawing; licence areas proposed for relinquishment owing to local regulations; or new blocks Sasol is in a process of acquiring. See the map on page M-1 for a representation of the affected areas.

Drilling Activities

        The table below provides the number of net wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2018.

Number of wells(2) drilled for the year ended 30 June	Mozambique		Rest of Africa(1)	North America(1)		Australasia(1)	Total
2016
Net development wells—productive(2)	—		0,8	9,0		—	9,8
Net extension wells—productive(2)	—		—	0,5	(7)	—	0,5
Net stratigraphic test wells—exploratory type(3)	—		—	—		1,0	1,0
2017
Net development wells—productive(2)	—	(6)	—	5,0		—	5,0
Net extension wells(5)—productive(2)	6,0	(6)	—	—		—	6,0
Net stratigraphic test wells—exploratory type(3)	0,5		—	—		0,4	0,9
2018	—		—	—		—	—
Net exploratory wells—dry(2)	—		—	—		—	—
Net exploratory wells—productive(2)	—		—	—		—	—
Net extension wells(5)—productive(2)	3,0		—	—		—	3,0
Net extension wells(5)—dry	—		—	—		—	—
Net development wells—productive(2)	0,7		—	0,5		—	1,2
Net development wells—dry(2)	—		—	—		—	—
Net stratigraphic test wells—exploratory type(3)	—		0,4	—		—	0,4
Net stratigraphic test wells—development type(3)	2,0		—	—		—	2,0
As at 30 June 2018
Wells being drilled—gross(4)	—		—	—		—	—
Wells being drilled—net(4)	—		—	—		—	—

(1)
Rest of Africa comprises Gabon and South Africa, North America comprises Canada, Australasia comprises Australia.

(2)
A productive well is an exploratory, extension or development well that is not a dry well. A dry well is an exploratory, extension or development well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.

(3)
A stratigraphic test well is drilled to obtain information pertaining to a specific geological condition and is customarily drilled without the intent of being completed. Stratigraphic test wells are 'exploratory type' if not drilled in a known area or 'development type' if drilled in a known area.

(4)
The number of wells being drilled includes wells that have been drilled, but have not yet been mechanically completed to enable production. Wells which are awaiting only surface connection to a production facility are considered to be completed.

(5)
An extension well is a well drilled to extend the limits of a known reservoir.

(6)
The 6 wells drilled in the PSA Development and Production Areas (DPA) were classified as development wells in 2017 and are restated as extension wells in 2018.

(7)
Three gross appraisal wells in our Canada asset, 1,5 net to Sasol, were classified as "Being Drilled" in 2017. Two of these wells were completed in 2015. The third well was completed in 2016 and is restated in this table as a productive extension well achieving this status in 2016.

Capitalised Exploratory Well Costs

        The table below provides details about natural oil and gas capitalised exploratory well costs at the end of the last three years, showing additions, costs charged to expense and costs reclassified.

	2018	2017	2016
	(Rand in millions)
Capitalised Exploratory Well Costs
Balance at beginning of year	290,3	279,8	1 670,2
Additions for the year	483,0	197,7	1 588,7
Costs incurred	613,7	209,6	897,8
Asset retirement obligation adjustments	(130,7)	(11,9)	690,9
Charged to expense for the year	(360,6)	(189,0)	(320,0)
Farm down proceeds	—	—	(112,0)
Exiting of licences	(48,5)	—	—
Costs reclassified to Capital Work in Progress	—	—	(2 620,3)
Translation of foreign entities	39,3	1,8	73,2

Balance at end of year	403,5	290,3	279,8

Capitalised Exploratory Well costs Ageing at 30 June 2018	Mozambique (Rand in millions)
1 to 5 years	192,0
over 5 years	58,2
Number of projects	1	(1)

(1)
Project activities for the Pande-Temane PSA CAP area are described above, under Mozambique—Activities.

Oil and Gas Production Facilities and Productive Wells

        We operate production facilities in Mozambique and have non-operated interests in producing assets in Canada and Gabon.

        The table below provides the production capacity at 30 June 2018.

Plant Description	Location	Design Capacity
Central Processing Facility	Pande-Temane PPA, Mozambique	491 MMscf/day gas
Floating, Production, Storage and Offloading facility	Etame Marin Permit, Gabon	25 000 bpd oil
Processing Facilities	Farrell Creek, Canada	320 MMscf/day gas

        The table below provides the number of productive oil and gas wells at 30 June 2018. A productive well is a producing well or a well that is mechanically capable of production.

Number of productive wells 30 June 2018	Mozambique	Rest of Africa(1)	North America(1)	Total
Productive oil wells
Gross	—	12,0	—	12,0
Net	—	3,3	—	3,3
Productive gas wells
Gross	21,0	—	156,0	177,0
Net	14,7	—	78,0	92,7

(1)
Rest of Africa comprises Gabon, North America comprises Canada.

Sales Prices and Production Costs

        The table below summarises the average sales prices for natural gas and petroleum liquids produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sale prices and production costs (Rand per unit) for the year ended 30 June	Mozambique	Rest of Africa(2)	North America(2)
2016
Average sales prices
Natural gas, per thousand standard cubic feet	25,1	—	20,0
Natural liquids, per barrel	106,4	574,3	361,6
Average production cost(1)
Natural gas, per thousand standard cubic feet	3,9	—	9,1
Natural liquids, per barrel	—	489,4	—
2017
Average sales prices
Natural gas, per thousand standard cubic feet	23,0	—	24,3
Natural liquids, per barrel	166,1	653,2	338,7
Average production cost(1)
Natural gas, per thousand standard cubic feet	3,2	—	2,4
Natural liquids, per barrel	—	389,0	—
2018
Average sales prices
Natural gas, per thousand standard cubic feet	24,8	—	12,8
Natural liquids, per barrel	337,9	822,8	492,6
Average production cost(1)
Natural gas, per thousand standard cubic feet	5,0	—	9,8
Natural liquids, per barrel	—	486,4	—

(1)
Average production costs per unit of production are calculated according to the primary sales product.

(2)
Rest of Africa comprises Gabon, North America comprises Canada.

Energy—Plants and Facilities

Our facilities in South Africa

        Our main manufacturing facilities are located at Secunda Synfuels Operations. Additionally the Natref refinery, based in Sasolburg, is approximately 2,0 km2.

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

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate

        The following table provides details of the production capacity and location of the main jointly held plants where the Energy business has an interest.

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

Secunda Synfuels operations

Synthetic oil

        Refer to "Item 4.D Property, plant and equipment—Mining" for details on our mining properties and coal exploration techniques used during the estimation of synthetic oil reserves.

        The size of this total property is approximately 82,5 square kilometres (km2) with operating plants accounting for 8,35 km2. This forms the base for the main manufacturing facilities for Energy, Base and Performance Chemicals.

        The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown:

	2018	2017	2016
Average sales price per barrel (Rand per unit)	800,07	683,46	635,85
Average production cost per barrel (Rand per unit)	484,53	448,67	359,75
Production (millions of barrels)	42,7	41,3	51,6

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

Our facilities in the United States

        Production at our HDPE joint venture with Ineos in North America achieved beneficial operation in November 2017 (our share of capacity: 235 ktpa). The plant is ramping up to our expectation.

        Base Chemicals' share of the LCCP, currently being constructed, is located at Lake Charles, Louisiana (size of full site approximately 6 million m2; plant size 650 000 m2).

        Refer to "Item 3.D—Risk factors" and "Item 5.B—Liquidity and capital resources" for further detail on the construction of the LCCP.

        In 2018, as part of our strategic asset reviews we disposed of our share (185 ktpa) of the Petronas Malaysian investments.

        The following table summarises the main production capacities of the Regional Operating Hubs in Secunda, Sasolburg and North America, as well as our international joint venture partnership in North America, that produce polymer and monomer products marketed by Base Chemicals.

Production capacity at 30 June 2018

Product	South Africa(2)	North America(1)(2)	Total
	(ktpa)
Ethylene(3)	615	455	1 070
Propylene(3)	950	—	950
LDPE	220	—	220
LLDPE	150	—	150
HDPE	—	235	235
Polypropylene	625	—	625
Ethylene dichloride	160	—	160
Vinyl chloride	205	—	205
PVC	190	—	190
Chlorine	145	—	145
Caustic soda	167	—	167
Cyanide	40	—	40
Hydrochloric acid	90	—	90
Calcium chloride	10	—	10

(1)
Includes our 50% share of the production capacity of our Sasol Ineos joint venture.

(2)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

(3)
Due to the integrated nature of these facilities, a portion of these products are used in further downstream facilities.

        The phenolics operations will become part of our Base Chemicals portfolio from 2019 onwards.

        The following table summarises the main production capacities of the Regional Operating Hubs in Secunda and Sasolburg that produce solvent products marketed by Base Chemicals:

Production capacity as at 30 June 2018

Product	South Africa	Germany	Total(1)
	(ktpa)
Ketones	328	—	328
• Acetone	200	—	200
• MEK	70	—	70
• MiBK	58	—	58
Glycol ethers	—	80	80
• Butyl glycol ether	—	80	80
Acetates	60	—	60
• Ethyl acetate	60	—	60
Mixed alcohols	215	—	215
Pure alcohols	499	—	499
• Methanol (C1)	140	—	140
• Ethanol (C2)	114	—	114
• n-Propanol (C3)	80	—	80
• n-Butanol (C4)	150	—	150
• iso-Butanol (C4)	15	—	15
Acrylates	125	—	125
• Ethyl acrylate	35	—	35
• Butyl acrylate	80	—	80
• Glacial acrylic acid	10	—	10
Maleic anhydride(2)	—	53	53
Other	19	—	19

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

  Our facilities in the United States

        Various Performance Chemicals operations are based at a number of locations in the US. The most significant of these facilities is located at Lake Charles, Louisiana (size of full site approximately 6 million m2; plant size 650 000 m2). Performance Chemicals' share of the LCCP, currently being constructed, is also located at Lake Charles. A small specialty alumina facility is located in Tucson, Arizona.

        Performance Chemicals also has phenolics operations based at Oil City, Pennsylvania; Houston and Winnie, Texas.

  Our facility in China

        The operations of Performance Chemicals are based at Nanjing (site size approximately 90 000 m2; plant size 4 000 m2).

Production capacity at 30 June 2018

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

        These phenolics operations will become part of our Base Chemicals portfolio from 2019 onwards.

        Refer to "Item 3.D—Risk factors" and "Item 5.B—Liquidity and capital resources" for further detail on the construction of the LCCP.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934 received not less than 180 days before 30 June 2018, that are considered material.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Annual Financial Statements" as at 30 June 2018 and 2017, and for the years ended 30 June 2018, 2017 and 2016, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

        For information regarding our financial overview and external factors impacting on our business, refer to the "Chief Financial Officer's Performance Overview—Market overview" and "Key risks impacting our financial performance" as contained in Exhibit 99.3. This includes an analysis of the impact of macroeconomic factors on Sasol's performance and an overview of the current economic environment, crude oil prices, exchange rates, gas prices and chemical prices. Movements in our cost base are also analysed, including the impact of cost-reduction measures and inflation.

        Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements". See "Item 3.D—Risk factors" for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

5.A Operating results

Results of operations

	2018	2017	Change 2018/2017	2016	Change 2017/2016
	(Rand in millions)		(%)	(Rand in millions)	(%)
Turnover	181 461	172 407	5	172 942	—
Operating costs and expenses	(152 390)	(140 157)	9	(136 320)	3
Remeasurement items	(9 901)	(1 616)	513	(12 892)	(87)
Equity accounted profits, net of tax	1 443	1 071	35	509	110
Sasol Khanyisa share-based payment	(2 866)	—		—

Earnings before interest and tax	17 747	31 705	(44)	24 239	31
Net finance costs	(2 043)	(1 697)	20	(521)	226

Earnings before tax	15 704	30 008	(48)	23 718	27
Taxation	(5 558)	(8 495)	(35)	(8 691)	(2)

Earnings	10 146	21 513	(53)	15 027	43

Financial review 2018

  •
  For information regarding our financial condition, and an overview of our results refer "Chief Financial Officer's Performance Overview—Financial performance" as contained in Exhibit 99.3.

  •
  For information on changes in our financial condition, and overall financial performance refer "Chief Financial Officer's Performance Overview—Market overview" and "Financial performance" as contained in Exhibit 99.3.

Turnover

        Turnover consists of the following categories:

	2018	2017	Change 2018/2017	2016	Change 2017/2016
	(Rand in millions)		(%)	(Rand in millions)	(%)
Sale of products	178 463	169 115	6	170 830	(1)
Services rendered	1 612	1 549	4	1 695	(9)
Other trading income	1 386	1 743	(20)	417	318

Turnover	181 461	172 407	5	172 942	—

        The primary factors contributing to the increases in turnover were:

	Change 2018/2017		Change 2017/2016
	(Rand in millions)	(%)	(Rand in millions)		(%)
Turnover, 2017 and 2016	172 407		172 942
Exchange rate effects	(5 890)	(3)	(11 330)		(7)
Product prices	16 112	9	14 343		8
—crude oil	16 401	9	9 041		5
—other products	(289)	—	5 302		3
Net volume changes	(1 394)	(1)	705		0
Other effects	226	—	(4 253	)(1)	(2)

Turnover	181 461	5	172 407		—

(1)
Other effects in 2017 arose mainly from the offset of feedstock credits against turnover, relating to kerosene return-stream swap agreements entered into.

Operating costs and expenses

        Operating costs and expense consists of the following categories:

	2018	2017	Change 2018/2017	2016	Change 2017/2016
	(Rand in millions)		(%)	(Rand in millions)	(%)
Materials, energy and consumable used	(76 606)	(71 436)	7	(71 320)	—
Selling and distribution costs	(7 060)	(6 405)	10	(6 914)	(7)
Maintenance expenditure	(9 163)	(8 654)	6	(8 453)	2
Employee-related expenditure	(27 468)	(24 417)	12	(23 911)	2
Exploration expenditure and feasibility costs	(352)	(491)	(28)	(282)	74
Depreciation and amortisation	(16 425)	(16 204)	1	(16 367)	(1)
Translation (losses)/gains	(11)	(1 201)	(99)	150	(901)
Other operating expenses	(16 715)	(13 037)	28	(13 011)	—
Other operating income	1 410	1 688	(16)	3 788	(55)

Operating costs and expenses	(152 390)	(140 157)	9	(136 320)	3

        Materials, energy and consumables used.    Materials, energy and consumables used in 2018 amounted to R76 606 million, an increase of R5 170 million, or 7%, compared with R71 436 million in 2017, which increased by 0,2% from R71 320 million in 2016. The increase in these costs between 2018 and 2017 was due to the higher Brent crude oil prices, negated by a stronger rand exchange rate against the US dollar.

        Selling and distribution costs.    These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2018 amounted to R7 060 million, which represents a increase of R655 million, or 10%, compared with R6 405 million in 2017, which decreased by R509 million, or 7%, compared with R6 914 million in 2016. The variation in these costs was mainly attributable to increased freight, rail car and terminal expenditure due to higher quantities of products sold during 2018, in conjunction with higher freight rates. Selling and distribution costs represented 4% of sales in 2018, 4% of sales in 2017, and 4% of sales in 2016.

        Maintenance expenditure.    Maintenance expenditure in 2018 amounted to R9 163 million, which represents an increase of R509 million, or 6%, compared with R8 654 million in 2017, which increased by R201 million, or 2%, compared with R8 453 million in 2016. Maintenance expenditure increased in 2018 compared to 2017 mainly due to an increase in certain plant maintenance work due to breakdowns, changes and corrective work. Our financial results were negatively impacted by several unplanned Eskom electricity supply interruptions and internal outages at our Secunda Synfuels Operation (SSO) and Natref operations that resulted in lower production volumes as well as a 6% stronger average Rand to the US Dollar exchange rate compared to the prior period.

        Maintenance expenditure remained relatively flat in 2017 compared to 2016, mainly due to our cash conservation initiatives implemented as part of the low oil price Response Plan and the stronger rand/US dollar exchange rate. Maintenance costs in 2017 included additional stonework sections, overhauls and required maintenance due to unforeseen technical difficulties in equipment at Sasol Mining.

        Employee related expenditure.    Employee related expenditure amounted to R27 468 million, which represents an increase of R3 051 million, or 12%, compared with R24 417 million in 2017, which increased by R506 million, or 2%, from 2016.

        This amount includes labour costs of R25 903 million (2017—R24 191 million and 2016—R23 417 million) and a share-based payment charge to the income statement of R1 565 million (debit), (2017—R226 million (debit) and 2016—R494 million (debit)).

        Excluding the effect of the share-based payment expenses, our employee costs increased by R1 712 million, or 7%, in 2018. This was primarily due to normal annual salary increases and an increase in headcount relating to business growth. Overall headcount increased from 30 900 in 2017 to 31 270 employees in 2018, an increase of 1,2%.

        Exploration expenditure and feasibility costs.    Exploration expenditure and feasibility costs in 2018 amounted to R352 million, which represents a decrease of R139 million, or 28%, compared with R491 million in 2017, which increased by R209 million compared with R282 million in 2016. The decrease in 2018, as compared to 2017 was largely attributable to additional costs incurred in 2017 for the acquisition of seismic data for possible exploration activities.

        Depreciation and amortisation.    Depreciation and amortisation in 2018 amounted to R16 425 million, which represents an increase of R221 million, compared with R16 204 million in 2017, which marginally decreased by R163 million compared with R16 367 million in 2016. The increase in depreciation of R221 million mainly relates to the increase in depreciation of South African projects which were capitalised during the year, partially set-off by the decrease in depreciation in Canada, Mozambique and Gabon due to lower production volumes.

        The decrease in depreciation and amortisation in 2017 compared to 2016 is largely attributable to the strengthening of the rand/US dollar exchange rate and a stable asset base in 2017.

        Translation (losses)/gains.    Translation losses arising primarily from the translation of monetary assets and liabilities, as well as foreign exchange contracts, amounted to R11 million in 2018, as compared to a R1 201 million loss in 2017 and a R150 million gain in 2016. The rand strengthened against the US dollar throughout 2018, although the closing exchange rate weakened by 5% to R13,73 at 30 June 2018 compared to R13,06 at 30 June 2017. This had a negative impact on our gearing and the valuation of our derivatives and South African export debtors and loans. The strengthening of the rand has a positive impact on the translation of our monetary liabilities, on the converse a strengthening of the rand has a negative impact on the translation of our monetary assets.

        Other operating expenses.    Other operating expenses in 2018 amounted to R16 715 million, an increase of R3 678 million, compared to R13 037 million in 2017, which increased by R26 million from R13 011 million in 2016.

        This amount includes:

  •
  Rental expenses of R1 497 million (2017—R1 367 million and 2016—R1 243 million);

  •
  Insurance costs of R432 million (2017—R511 million and 2016—R457 million);

  •
  Computer costs of R2 042 million (2017—R1 991 million and 2016—R 1 832 million);

  •
  Hired labour of R838 million (2017—R878 million and 2016—R893 million);

  •
  Audit remuneration of R88 million (2017—R89 million and 2016—R85 million);

  •
  Professional fees of R1 971 million (2017—R1 383 million and 2016—R1 202 million);

  •
  Losses on derivative instruments (including crude oil futures, zero cost collars and foreign exchange contracts) of R3 927 million due to a higher crude oil price and the weakening in the closing Rand/US$ exchange rate, 2017—R635 million gain and 2016—R1 250 million gain;

  •
  Decrease in rehabilitation provisions of R804 million (2017—increase of R472 million and 2016—increase of R1 946 million; and

  •
  Other expenses of R6 724 million (2017—R6 981 million and 2016—R6 603 million).

        Other operating income.    Other operating income in 2018 amounted to R1 410 million, which represents a decrease of R278 million, or 16%, compared with R1 688 million in 2017. In 2016, other operating income amounted to R3 788 million. Other operating income include profit made by pooling the foreign exchange requirements of the group and rental income.Other operating income in 2016 includes the reversal of the EGTL provision of R2 296 million, after a favorable decision at the Tax Appeal Tribunal.

Share of profits from equity accounted investments

	2018	2017	Change 2018/2017	2016	Change 2017/2016
		(%)		(Rand in millions)	(%)
Profit before tax	2 223	1 338	66	378	254
Tax	(780)	(267)	192	131	(304)

Share of profits of equity accounted investments, net of tax	1 443	1 071	35	509	110

Remeasurement items, net of tax	11	14	(21)	13	—

        The share of profits of equity accounted investments (net of tax) amounted to R1 443 million in 2018 as compared to R1 071 million in 2017 and R509 million in 2016. The increase in share of profit of equity accounted investments in 2018 compared to 2017 is mainly due to the impact of higher Brent crude oil prices resulting in an 39% increase in ORYX GTL's equity accounted earnings from R839 million in 2017 to R1 168 million in 2018. The ORYX GTL plant achieved an average utilisation rate of 95% during the 2018 year.

        The Escravos gas-to-liquids (EGTL) plant in Nigeria continued to ramp up after completion of the scheduled maintenance programme in 2017 and both trains are operating as expected. Losses incurred relating to EGTL reduced to

R207 million in 2018 compared to losses of R472 million in 2017 due to optimisation efforts to reduce costs and to improve plant efficiency.

Remeasurement items

        For information regarding the remeasurement items recognised, refer to "Item 18—Annual Financial Statements—Note 9".

Finance costs and finance income

        For information regarding finance costs incurred and finance income earned, refer to "Item 18—Annual Financial Statements—Note 7".

        The increase in finance costs is due to an increase in debt of the group.

Tax

        The effective tax rate increased to 35,4% in 2018 compared to 28,3% in 2017. The increase is mainly due to the partial impairment of the shale gas assets in Canada, the partial impairment of the PSA assets in Mozambique and the implementation of the Khanyisa transaction. For further information regarding the tax charge, refer to "Item 18—Annual Financial Statements—Note 12".

Non-controlling interests

        For information regarding our non-controlling interests, and their share of profit, refer "Item 18—Annual Financial Statements—Note 22".

        Earnings attributable to non-controlling interests in subsidiaries of R1 417 million increased by R278 million, or 24%, from R1 139 million in 2017; which was a decrease of R663 million or 37% from R1 802 million in 2016.

        The increase in earnings attributable to non-controlling interests in 2018, as compared to the decrease in 2017 is largely attributable to an increase in the profits attributable to the non-controlling interests in Sasol Oil and Sasol Mining due to an increase in selling prices and cost containment in the respective entities.

        The decrease in earnings attributable to non-controlling interests in 2017 as compared to 2016 is mainly attributable to a decrease in the earnings attributable to non-controlling interests in Sasol Oil of R546 million due to a liability of R1,2 billion in respect of the ongoing tax litigation with the South African Revenue Service.

Financial review 2017

Group results

        Earnings before interest and tax of R31,7 billion increased by 31% compared to the prior year on the back of average Brent crude oil prices that moved higher by 15% compared to the prior year (average dated Brent was US$50/bbl for the year ended 30 June 2017 compared with US$43/bbl in the prior year). Global markets remained challenging and highly volatile. Despite softness in commodity chemical prices experienced at the start of the year, there was a steady increase in demand and robust margins in certain markets. The average margin of our specialty chemicals business remained resilient. The effect of higher oil prices was partially offset by a 6% stronger average rand/US dollar exchange rate (R13,61/US dollar for the year ended 30 June 2017 compared with R14,52/US dollar in the prior year). On average, the rand/bbl oil price of R677 was 7% higher compared to 2016. These factors had a significant impact on our earnings. To mitigate the impact of financial risks on our business, we entered into various hedging contracts to protect the group against volatility in commodity prices, currencies and interest rates.

Items which materially impacted earnings before interest and tax

        During 2017, earnings was impacted by the following significant items:

  •
  a net remeasurement items expense of R1,6 billion compared to a R12,9 billion expense in the prior year. Included in remeasurement items is a partial impairment of our US gas-to-liquids (GTL) project amounting to R1,7 billion (US$130 million) due to the uncertainty around the probability and timing of project execution and the reversal of a partial impairment of the Lake Charles Chemicals Project (LCCP) amounting to R0,8 billion (US$65 million), which resulted from lower spot discount rates and the extension of the useful life of the project to 50 years;

  •
  our employee costs increased by 3% compared to 2016, excluding the impact of the share-based payment. During the year, 800 new employees were employed by the organisation mainly in the US and the in-sourcing and the conversion of hired employees to permanent employees.

  •
  an increase in finance costs which is due to an increase number of projects having reached beneficial operation during 2017 for which interest is no longer capitalized as well as finance costs charged by SARS on South African income tax assessments.

Financial review 2016

Group results

        Earnings before interest and tax of R24,2 billion decreased by 48% compared to the prior year on the back of challenging and highly volatile global markets. Average Brent crude oil prices moved dramatically lower by 41% compared to the prior year (average dated Brent was US$43/bbl for the year ended 30 June 2016 compared with US$73/bbl in 2015). Although commodity chemical prices were lower due to depressed oil prices, there was still strong demand and robust margins in certain key markets. The average basket of commodity chemical prices decreased by 22% compared to a 41% decrease in oil. In particular, the average margin for our specialty chemicals business remained resilient compared to the prior year. The effect of lower oil and commodity chemical prices was partly offset by a 27% weaker average rand/US dollar exchange rate (R14,52/US$ for the year ended 30 June 2016 compared with R11,45/US$ in the prior year). On average, the rand/bbl oil price of R630 was 25% lower compared to the prior year.

Items which materially impacted earnings before interest and tax

        During 2016, earnings was impacted by the following significant items:

  •
  a net remeasurement items expense of R12,9 billion compared to a R0,8 billion expense in the prior year. These items relate mainly to partial impairments of our low density polyethylene cash generating unit in the US of R956 million (US$65 million) and our share in the Montney shale gas asset of R9,9 billion (CAD880 million) due to a further deterioration of conditions in the North American gas market resulting in a decline in forecast natural gas prices;

  •
  a cash-settled share-based payment charge to the income statement of R371 million compared to a credit of R1,4 billion in the prior year. The credit in the prior year was largely due to a 29% decrease in the share price in financial year 2015; and

  •
  the reversal of a provision of R2,3 billion (US$166 million) based on a favourable ruling received from the Tax Appeal Tribunal in Nigeria relating to the EGTL project.

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

        Refer also to "Our Operating Model Structure" as contained in Exhibit 99.4.

Operating Business Units

Mining

	2018	2017	Change 2018/2017	2016	Change 2017/2016
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	3 446	2 946	17	2 360	25
Inter-segment turnover	16 351	16 016	2	14 615	10

Total turnover	19 797	18 962	4	16 975	12
Operating costs and expenses(1)	(14 553)	(15 237)	(4)	(12 236)	25

Earnings before interest and tax	5 244	3 725	41	4 739	(21)

EBIT margin %	26	20		28

(1)
Operating costs and expenses net of other income.

Results of operations 2018 compared to 2017

        Total turnover increased by 4% from R18 962 million to R19 797 million. Earnings before interest and tax of R5 244 million represents an increase of 41% when compared to the prior year primarily due to the impact of strike action at our Secunda mining operations in the prior year not being repeated. Production volumes increased to 38,8 Mt for 2018 compared with 37,6 Mt as a result of the prior year's strike. Our mining operations are still ramping up to pre-strike levels of 40 Mt. Our production ramp-up was significantly impacted by three work-related fatalities during the period December 2017 to February 2018. This resulted in lower than planned production for the year. Normalised for our Business Improvement Programme (BIP), fatalities and other safety, and the prior year's strike action, unit costs of production were 1% above inflation in 2018.

        Our export coal business benefited from increases in global coal prices during the year; however a portion of the volumes were sent to SSO to manage stock pile levels. Nonetheless our export volumes, increased by 7% to 3,2 Mt (2017—3,0 Mt). Export sales represented approximately 17% of the total turnover generated by Mining during 2018 (2017—16%).

Results of operations 2017 compared to 2016

        Total turnover increased by 12% from R16 975 million to R18 962 million. Earnings before interest and tax of R3 725 million represents a decrease of 21% when compared to the prior year primarily due to the impact of labour actions at our Secunda mining operations in the first half of the financial year. The labour action resulted in additional once-off costs of R1 billion (relating mainly to additional security and hired labour costs) and external coal purchases of R0,4 billion to ensure continuous supply to Secunda Synfuels Operations (SSO). The total cost amounts to R1,4 billion. Production volumes decreased to 37,6 Mt for 2017 compared with 42,3 Mt due to the prolonged labour action and slower-than-expected ramp up of productivity after the strike. Normalised unit costs of production were 13% above inflation in 2017.

        Our export coal business benefited from higher global coal prices during the year; however a portion of the volumes were sent to SSO during the strike period. Our export volumes, decreased by 7% to 3,0 Mt (2016—3,2 Mt). Export sales represented approximately 16% of the total turnover generated by Mining during 2017 (2016—14%).

        For further analysis of our results refer "Integrated Report—Operational Overviews" as contained in Exhibit 99.7.

Exploration and Production International

	2018	2017	Change 2018/ 2017	2016	Change 2017/ 2016
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	1 610	1 750	(8)	1 706	3
Inter-segment turnover	2 588	2 334	11	2 505	(7)

Total turnover	4 198	4 084	3	4 211	(3)
Operating costs and expenses(1)	(7 881)	(3 499)	125	(15 925)	(78)

(Loss)/earnings before interest and tax	(3 683)	585	(730)	(11 714)	(105)

EBIT margin %	(88)	14		(278)

(1)
Operating costs and expenses net of other income including exploration costs and depreciation.

Results of operations 2018 compared to 2017

        Total turnover increased by 3% from R4 084 million in 2017 to R4 198 million in 2018 due to higher oil (Gabon) and gas (Mozambique) prices, offset by lower volumes (natural decline in production from fields in Canada and Gabon and lower local demand in Mozambique), lower gas prices in Canada and a stronger rand/US dollar exchange rate. E&PI recorded earnings before interest and tax of R558 million (excluding remeasurement items of R4 241 million) compared to earnings before interest and tax of R585 million in 2017.

        Earnings before interest and tax decreased from a profit of R585 million in 2017 to a loss of R3 683 million in 2018 due to remeasurement items of R4,2 billion recognised in 2018.

        Earnings before interest and tax from our Mozambican producing operations was R1 970 million compared to R1 990 million in the prior year. The roughly flat earnings before interest and tax reflects higher sales prices which was partly negated by lower demand in the Mozambican gas market and scheduled maintenance costs.

        Our PSA development and appraisal project recorded a partial impairment of R1 143 million due to the weaker long-term macro-economic assumptions, as well as lower than expected oil volumes. A dry well write-off of R150 million was also recorded on a PSA appraisal well.

        Our Gabon operating asset recorded earnings before interest and tax of R537 million compared to R295 million in the prior year, mainly due to higher sales prices, higher translation gains and lower depreciation charges. This was offset by a 12% decrease in production volumes resulting from natural decline of the field, higher well workover costs and an impairment reversal in the prior year.

        Sasol concluded a farm-in into the DE-8 Gabon exploration block during December 2017 and drilled one exploration well that was unsuccessful and was written off for R130 million (excluded from the Gabon operating results above).

        Our Canadian shale gas asset in Montney generated a loss before interest and tax of

R818 million (excluding the impact of a partial impairment at 31 December 2017 of R2 764 million) compared to a loss before interest and tax of R745 million in the prior year. Our Canadian gas production volumes decreased by 11% compared to the prior year resulting from the natural decline of the field and no drilling rigs in operation during the year in line with our cash conservation initiatives.

        We commenced with the divestment process relating to the Canadian shale gas assets, in line with the strategic decision not to pursue green fields gas-to-liquids growth.

        Remeasurement items for 30 June 2018 of R 4 241 million includes the PSA impairment of R1 143 million due to the weaker long-term macro-economic assumptions, as well as a result of lower than expected oil volumes, Canada shale gas assets impairment of R 2 764 million due to the further decline in the estimated North American natural gas prices, dry well write offs of R312 million (PSA phase 2 appraisal: R150 million, Gabon DE-8 exploration: R130 million and Mozambique Area A exploration: R32 million) and other impairments of R32 million (mainly Australia).

Results of operations 2017 compared to 2016

        Total turnover decreased by 3% from R4 211 million in 2016 to R4 084 million in 2017 due to the stronger rand/US dollar exchange rate. E&PI recorded earnings before interest and tax of R585 million compared to a loss before interest and tax of R1 832 million (excluding the impact of the partial impairment of our Canadian shale gas operations of R9 882 million) in the prior year. This result was achieved through focused management of the asset portfolio and strict cost control. Earnings before interest and tax includes a translation gain of R337 million versus a translation loss of R695 million in the prior year.

        Earnings before interest and tax from our Mozambican producing operations increased to R1 990 million from R1 128 million in the prior year, mainly due to a 2% increase in gas production volumes and the net positive impact of foreign currency translations.

        Our Gabon asset recorded earnings before interest and tax of R295 million compared to a loss before interest and tax of R994 million in the prior year, mainly due to higher sales prices, the partial reversal of an impairment of R197 million and lower depreciation charges. This was offset by an 18% decrease in production volumes resulting from the deferral of drilling activities in line with our Response Plan cash conservation initiatives.

        Our Canadian shale gas asset in Montney generated a lower loss before interest and tax of R746 million, compared to an loss before interest and tax of R1 075 million (excluding the impact of a partial impairment of R9 882 million) in the prior year.

        Our Canadian gas production volumes increased by 6% compared to the prior year, mainly due to completion activities on existing wells. There were no drilling rigs in operation during the year in line with our capital and cash-conservation initiatives which was part of our Response Plan.

        For further analysis of our results refer "Integrated Report—Operational Overviews" as contained in Exhibit 99.7.

Strategic Business Units

Energy

	2018	2017	Change 2018/ 2017	2016	Change 2017/ 2016
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	69 110	64 254	8	63 818	1
Inter-segment turnover	663	518	28	523	(1)

Total turnover	69 773	64 772	8	64 341	1
Operating costs and expenses(1)	(55 692)	(53 554)	4	(50 272)	7

Earnings before interest and tax	14 081	11 218	26	14 069	(20)

EBIT margin %	20	17		22

(1)
Operating costs and expenses net of other income.

Results of operations 2018 compared to 2017

        Total turnover increased by 8% from R64 772 million in 2017 to R69 773 million in 2018, due to increases in the international prices of refined products, partly negated by the lower volumes sold and the stronger rand/US dollar exchange rate.

        Earnings before interest and tax, including equity accounted earnings, of R14 081 million increased by R2 863 million or 26% compared to the prior year. EBIT margins increased from 17% to 20%.

        The 26% increase in earnings before interest and tax is mainly due to higher crude oil prices, partially negated by the impact of stronger rand/US dollar exchange rates and lower liquid fuel sales volumes. Cost increases were contained to below inflation.

        Gas sales volumes were 3% lower compared to the prior year mainly due to lower market demand. The gas was however re-routed and utilised in our integrated value chain. Our share of power produced at the Central Térmica de Ressano Garcia (CTRG) joint operation in Mozambique amounted to 592 gigawatt-hours of electricity, 10% lower than the prior year, due to the additional gas tolling agreement which ended in August 2017.

        ORYX GTL delivered a strong production performance with an average utilisation rate of 95%. ORYX GTL contributed R1 168 million to earnings before interest and tax with production volumes increasing by 1% compared to the prior year.

        In Nigeria, Escravos GTL (EGTL) is continuing to ramp up towards design capacity. Optimisation efforts to reduce costs and improve plant efficiency are progressing well, with a marked improvement on average utilisation rates. This, together with a higher oil price outlook, resulted in a reversal of impairment of our investment in EGTL of R254 million.

Results of operations 2017 compared to 2016

        Total turnover increased by 1% from R64 341 million in 2016 to R64 772 million in 2017, due to increases in the international prices of refined products, partly negated by the lower volumes sold and the stronger rand/US dollar exchange rate.

        Earnings before interest and tax, including equity accounted earnings, of R11 218 million decreased by R2 851 million or 20% compared to the prior year. EBIT margins decreased from 22% to 17%.

        Excluding the effect of remeasurements, mainly the partial impairment of our US gas-to-liquids project (R1,7 billion), translation effects on the valuation of the balance sheet using the closing rand/US dollar exchange rate and the reversal of the Escravos GTL PIA provision of R2,3 billion in 2016, earnings before interest and tax, including equity accounted earnings, increased by 5%.

        The 5% increase is mainly due to higher crude oil prices, solid production performance of ORYX GTL, further positive contributions from our BPEP and Response Plan initiatives, partially negated by a 19% decrease in petrol differentials, stronger rand/US dollar exchange rates and lower liquid fuel sales volumes. Cost increases were contained to below inflation.

        Gas sales volumes were 2% lower compared to the prior year mainly due to lower market demand. Our share of power produced at the CTRG joint operation in Mozambique amounted to 658 gigawatt-hours of electricity, 1% higher than the prior year.

        ORYX GTL delivered an excellent production performance with an average utilisation rate of 95%, while maintaining a world class safety recordable case rate of zero. ORYX GTL contributed R839 million to earnings before interest and tax with volumes increasing by 16% compared to the prior year.

        The group participates in ORYX GTL's net assets (before tax) and pre-tax profits at 49%. With effect from 29 April 2017 as a result of change in tax regulations, tax is levied only on Sasol's share of profits and as a result any tax liability included in ORYX GTL's results is included at 100% in our equity-accounted share of ORYX GTL's financial results.

        In Nigeria, Escravos GTL resumed operation after completion of the scheduled maintenance programme with both trains running as expected. The plant is expected to ramp up towards design capacity during the 2017 calendar year.

        For further analysis of our results refer "Integrated Report—Operational Overviews" as contained in Exhibit 99.7.

Base Chemicals

	2018	2017(2)	Change 2018/ 2017(2)	2016	Change 2017/ 2016
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	39 517	37 794	5	36 424	4
Inter-segment turnover	574	620	(7)	1 371	(55)

Total turnover	40 091	38 414	4	37 795	2
Operating costs and expenses(1)	(39 503)	(31 552)	25	(32 189)	(2)

Earnings before interest and tax	588	6 862	(91)	5 606	22

EBIT margin %	1	18		15

(1)
Operating costs and expenses net of other income.

(2)
Restated for the transfer of the US ethylene business from Performance Chemicals to Base Chemicals.

Results of operations 2018 compared to 2017

        Total turnover increased by 4% from R38 414 million in 2017 to R40 091 million in 2018, mainly as a result of higher crude oil prices and favourable conditions prevailing in certain of our solvents markets. The US dollar basket price of our commodity chemicals improved by 12% compared to the prior year, but this was negated by the stronger rand/US dollar exchange rate that negatively impacted earnings by R1,8 billion.

        Earnings before interest and tax of R588 million decreased by R6 274 million or 91% and EBIT margin decreased from 18% to 1%.

        The decrease in earnings before interest and tax is largely attributable to the impairment of R5,2 billion on our South African chlor vinyls cash generating unit as a result of the continued and sustained strengthening of the exchange rate outlook and the margin impact of a stronger exchange rate during the year.

        During March 2018, we disposed of our 40% stake in the Petronas Chemicals LDPE plant and our 12% share in the Petronas Chemicals Olefins plant for the sum of R1 918 million (US$163 million), recognising a profit on disposal of R864 million including the realisation of the foreign currency translation reserve (FCTR).

Results of operations 2017 compared to 2016

        Total turnover increased by 2% from R37 795 million in 2016 to R38 414 million in 2017, due to a 1% increase in sales volumes mainly as a result of higher volumes from SSO and improved production due to the commissioning of the C3 Expansion Project in the prior year. The US dollar basket price of our commodity chemicals improved by 7% compared to the prior year, but this was negated by the stronger rand/US dollar exchange rate. Our US assets benefited from higher ethylene sales prices during the first half of the financial year, but subsequently came under pressure as a result of reduced market prices.

        Earnings before interest and tax of R6 862 million increased by R1 256 million or 22% and EBIT margin increased from 15% to 18%.

        The increase in earnings before interest and tax is largely attributable to the reversal of the previously recognised impairment of R849 million ($65 million), in 2017 on the low density polyethylene cash generating unit of the LCCP project in the US.

        Other cost increases were contained well within inflation.

        For further analysis of our results refer "Integrated Report—Operational Overviews" as contained in Exhibit 99.7.

Performance Chemicals

	2018	2017(2)	Change 2018/ 2017(2)	2016	Change 2017/ 2016
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	67 738	65 147	4	68 526	(5)
Inter-segment turnover	2 028	2 080	(3)	2 380	(13)

Total turnover	69 766	67 227	4	70 906	(5)
Operating costs and expenses(1)	(61 583)	(58 464)	5	(60 750)	(4)

Earnings before interest and tax	8 183	8 763	(7)	10 156	(14)

EBIT margin %	12	13		14

(1)
Operating costs and expenses net of other income.

(2)
Restated for the transfer of the US ethylene business from Performance Chemicals to Base Chemicals.

Results of operations 2018 compared to 2017

        Turnover increased by 4% from R67 227 million to R69 766 million. Earnings before interest and tax of R8 183 million decreased by 7% compared to the prior year mainly due to stronger exchange rates, start-up costs associated with our growth projects and production interruptions at SSO.

        Sales volumes increased by 1% compared to the prior year with organics and wax driving the improved performance. Our South African FT wax facility performed well and achieved production in line with market guidance.

        Our European assets benefitted from continued strong demand as well as robust margins and outperformed the prior year's results while US assets, after normalising for merchant ethylene provided stable results partly impacted by operational and weather related supply constraints.

Results of operations 2017 compared to 2016

        Turnover decreased by 5% from R70 906 million to R67 227 million. Earnings before interest and tax of R8 763 million decreased by 14% compared to the prior year mainly as a result of significantly lower margins on ammonia due to lower market prices, the impact of a stronger rand and a partial impairment of R527 million (US$38,4 million) relating to our US phenolics cash generating unit.

        Sales volumes increased by 4% compared to the prior year mainly due to an increase of 4% in organics volumes. Our FT wax facility in South Africa continued to ramp up and produced 92kt of hard wax in 2017. These additional wax volumes were offset by lower volumes from our European wax facility due to reduced demand.

        Our European organics products benefitted from improved volumes and margins resulting from favourable market conditions. Other cost increases remained below inflation for the year.

        For further analysis of our results refer "Integrated Report—Operational Overviews" as contained in Exhibit 99.7.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13 (r) of the Exchange Act

        To our knowledge, none of Sasol's activities, transactions or dealings is in violation with applicable sanctions laws and regulations. Sasol Germany sold chemicals mainly from its Inorganics range to a direct customer in Iran. The total revenue from the two transactions was R32,1 million (2017: R1,5 million) for 199,6 tons sold (2017: 28 tons).

        For more information refer to "Actual or alleged non-compliance with laws could result in criminal or civil sanctions and could harm our reputation—Sanction laws" under "Item 3.D—Risk Factors".

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

        For accounting policies and areas of judgements relating to:

  •
  Valuation of share-based payments , refer "Item 18—Annual Financial statements"—Note 34 Cash-settled share-based payment provision and Note 35—Share-based payment reserve;

  •
  Impairments—refer "Item 18—Annual Financial statements—Note 9 Remeasurement items affecting earnings before interest and tax";

  •
  Long-term provisions—refer "Item 18—Annual Financial statements—Note 31 Long-term provisions";

  •
  Post-retirement benefit obligations—refer "Item 18—Annual Financial statements—Note 33 Post-retirement benefit obligations";

  •
  Useful economic lives of assets and depreciation of coal mining assets—"Item 18—Annual Financial statements—Note 17 Property, plant and equipment and Note 18 Assets under construction";

  •
  Estimation of coal reserves—refer "Item 18—Annual Financial statements—Note 18 Assets under construction";

  •
  Recognition of deferred tax assets and utilisation of tax losses—refer "Item 18—Annual Financial statements—Note 14 Deferred tax and Note 12 Taxation".

Estimation of natural oil and gas reserves

        In accordance with the US Securities and Exchange Commission (SEC) regulations, proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract hydrocarbons must be approved and must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions define prices and costs at which economic producibility is to be determined. The price is the average sales price during the 12-month period prior to the reporting date (30 June), determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements. Future price changes are limited to those provided by contractual arrangements in existence at year-end.

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

        Refer to "Standardised measure of discounted future net cash flows", on page G-7 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2018 and to "Changes in the standardised measure of discounted future net cash flows", on page G-8.

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

        For information regarding the company's cash flow requirements refer to the "Chief Financial Officer's Performance Overview—Our cash flow generation and utilisation" and "Managing our funding plan, debt profile and credit rating" as contained in Exhibit 99.3.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2018, 2017 and 2016.

	2018	2017	2016
(Rand in millions)
Net cash retained from operating activities	26 354	28 480	33 935
Net cash used in investing activities	(53 979)	(56 677)	(71 034)
Net cash generated by financing activities	14 387	8 547	29 178

        Cash flows retained from operating activities include the following significant items:

	2018	2017	2016
(Rand in millions)
Cash generated by operating activities	42 877	44 069	54 673
Income tax paid	(7 041)	(6 352)	(9 329)
Dividends paid	(7 952)	(8 628)	(10 680)

        The cash generated by our operating activities is applied first to fund our operations, pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is then invested based on our updated capital allocation framework which is aimed at driving maximum shareholder return.

  Operating activities

        Cash generated by operating activities in 2018 decreased by 3% to R42 877 million,

largely attributable to purchases of crude oil options of $207 million (approximately R2,7 billion) necessary as part of our risk mitigation strategy, increases in working capital as well as a stronger average rand exchange rate of R12,85/US$ for 2018 compared to R13,61/US$ for 2017. The increase in working capital is mainly attributable to an increase in our trade receivables due to higher chemical sales prices and higher sales volumes in June 2018 and an increase in inventory mainly as a result of higher feedstock costs as a result of the increase in crude oil prices compared to the prior year.

        Cash generated by operating activities in 2017 decreased by 19% to R44 069 million, largely attributable to purchases of crude oil options of $103 million (approximately R1,4 billion) necessary as part of our risk mitigation strategy, increases in working capital as well as a stronger rand (average exchange rate of R13,61/US$ for 2017 compared to R14,52/US$ for 2016).

        For further information regarding our cash flow generation, refer "Chief Financial Officer's Performance Overview—Our cash flow generation and utilisation" as contained in Exhibit 99.3.

  Investing activities

        Net cash used in investing activities decreased to R53 979 million in 2018 as compared to R56 677 million in 2017. Net cash used in investing activities in 2017 decreased from R71 034 million in 2016.

        Cash flows utilised in investing activities include the following significant items:

	2018	2017	2016
	(Rand in millions)
Additions to non-current assets(1)	(55 891)	(56 812)	(70 497)	(2)
Proceeds on disposals	2 316	788	569

(1)
Includes additions to property, plant and equipment; assets under construction and other intangible assets.

(2)
In 2016, additions included R4 160 million in respect of an agreement concluded with our Canadian shale gas partner, Progress

  Energy, to settle the outstanding funding commitment. R3 339 million was settled in 2016, with the remaining CAD75 million (R821 million at 30 June 2016) paid in July 2018.

        In 2018, included in additions to non-current assets is R30,1 billion (US$2,3 billion) relating to the construction of the LCCP. This is as compared to R36,8 billion (US$2,7 billion) in 2017. This decrease is largely as a result of the strengthening of the rand against the US dollar, re-phasing of the LCCP capital cash flow and active management of the capital portfolio.

        Included in investing activities in 2018 are the proceeds from the sale of the investments in Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd of R1 918 million, as well as the sale of the Lake de Smet land of R215 million, as part of our strategic asset reviews.

        Included in investing activities in 2017 are the proceeds from the sale of the Dongguan packaging facility of R89 million as well as the partial sale of the Canadian land of R389 million.

        For information regarding cash flows from investing activities refer "Chief Financial Officer's Performance Overview—"Managing our funding plan, debt profile and credit rating" as contained in Exhibit 99.3.

        For information regarding cash flows from additions and disposals, refer "Item 18—Annual Financial Statements—Note 18 Assets under construction" and "Note 10 Disposals and scrapping".

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

        For information regarding our debt and funding structure, refer "Chief Financial Officer's Performance Overview—Managing our funding plan, debt profile and credit rating" as contained in Exhibit 99.3.

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

        Our debt as at 30 June comprises the following:

	2018	2017	2016
	(Rand in millions)
Long-term debt, including current portion	109 454	81 405	79 877
Short-term debt	1 946	2 625	138
Bank overdraft	89	123	136

Total debt	111 489	84 153	80 151
Less cash (excluding cash restricted for use)	(15 148)	(27 643)	(49 985)

Net debt	96 341	56 510	30 166

        As at 30 June 2018, we had R1 980 million (2017—R1 803 million) in cash restricted for use. Refer to "Item 18—Financial Statements—Note 27 Cash and cash equivalents" for a breakdown of amounts included in cash restricted for use.

        The group has borrowing facilities with major financial institutions of R164 502 million (2017—R136 143 million; 2016—R132 448 million). Of these facilities, R111 489 million (2017—R84 153 million; 2016—R80 151 million) has been utilised at year end. Long-term debt of R109 454 million increased by R28 049 million compared to 2017 due to the funding of the LCCP and investments to fund growth projects and the weakening of the closing Rand exchange rate to the US Dollar (R13,73 at 30 June 2018 compared to R13,06 at 30 June 2017). Refer to "Item 18—Annual Financial Statements—Note 16 Long-term debt", for a breakdown of our banking facilities and the utilisation thereof.

        There were no events of default for the years ended 30 June 2018 and 30 June 2017.

        Included in the abovementioned borrowing facilities is our commercial paper programme of R8 billion, normally at fixed interest rates. There were no amounts outstanding under the commercial paper programme at 30 June 2018. Further, a revolving credit facility of US$3,9 billion is available to the group for further funding requirements. Centralised treasury facilities of R30,5 billion (US$2,1 billion and R1,7 billion) were drawn during 2018.

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

Capital commitments

        Refer "Item 18—"Annual Financial Statements—Note 17—Property, plant and equipment".

        The discussion below includes forward-looking statements. For a discussion of factors that could cause actual results to differ from those expressed or implied in forward-looking statements, please refer to "Forward-Looking Statements" above. You should not place undue reliance on forward-looking statements.

        Our growth aspirations have been prioritised as we steadily advance our growth strategy, particularly in Southern Africa and North America. Capital investments in these regions will constitute a significant portion of our total capital expenditure over the next 10 years. We have sufficient headroom in our balance sheet to fund selective growth opportunities, pay dividends and provide a buffer against volatilities. Given that a large portion of our funding for our capital intensive growth plan will come from the offshore debt markets, we are acutely aware that we need to manage our gearing within our long-term targeted range. We expect that our gearing is likely to remain within our internal gearing target of 20%—44% in the near term.

        In the US, we are constructing the US$11,13 billion LCCP, which consists of a world-scale 1,5 million ton per year ethane cracker, and six downstream chemical plants. At 30 June 2018, the capital expenditure was $9,8 billion, and the overall project completion was around 88%. We have project specific finance facilities in place to fund the LCCP. For further detail on the funding of the LCCP, refer "Item 18—Annual Financial Statements—Note 16—Long-term debt". As the first units are nearing completion we are closing out commercial arrangements to release committed funds back into contingency to enable the project to reach beneficial operation within the revised cost estimate of US$ 11,13 billion.During 2016, the LDPE cash generating unit was impaired by R956 million (US$65 million), largely as a result of the increased capital cost and lower margins. This impairment was fully reversed at 30 June 2017, based on a reduction in the spot WACC rate applicable to the US, the extension of the useful life to 50 years based on more detailed engineering analysis performed, and the completion of the project cost and schedule evaluation.

        Various savings opportunities have been identified and are continuously being implemented to mitigate project risks. Although unplanned event-driven risks may stil impact the execution and cost of the project, we are confident that the remaining construction, procurement, execution and business readiness risks can be managed within the revised cost estimate of US$11,13 billion.

        We continue to monitor the economics of the project against the backdrop of a challenging macro-economic environment. We rely extensively on the views of independent market consultants in formulating the Sasol long-term assumption views. Market consultants currently differ significantly from period to period, which again is indicative of the volatility in the market. We have updated the LCCP economics with the latest view of long-term market assumptions obtained from independent market consultants. Due to the uncertainty and volatility in the market, there are different views from independent market consultants on where ethane will be sourced from in the long term. In a scenario where ethane is obtained from areas closer to the US Gulf of Mexico, the IRR approximates 8 - 8,5%. Where ethane is sourced further away from the US Gulf of Mexico, there are increases in the ethane price. In this scenario, the IRR approximates 5,2 - 5,7%. In both of these scenarios, an oil price of between 60 - 80 US$/bbl has been assumed. It should be noted, that these ranges are also influenced by the impact of our assumptions regarding ethylene derivatives, market conditions, volumes and product pricing. Despite the wide range of views on the ethane price, the average earnings before interest, tax, depreciation and amortisation (EBITDA) per annum differential for the scenarios at steady state is ~US$200 million and this is indicative of the strong cash flow generation ability of the project. Sasol's forecasts and estimates on EBITDA are based on the assumption that ethane will be sourced from areas closer to the US Gulf of

Mexico. At spot prices, using the last quarter of 2018 as a reference, the IRR is 8,5 - 8,9%.

        In Mozambique, the PSA Phase 1 and Phase 2 drilling activities have been completed. In total, 11 wells were drilled comprising of seven oil wells and four gas wells. The Inhassoro oil reservoirs have proved more complex than expected and, with the reduced expectation of recoverable oil volumes and uncertainty on the oil price, we are looking to maximise the use of existing processing facilities in the adjacent Petroleum Production Agreement (PPA) facilities. Phase 1 gas results confirm gas resources cover for Central Termica Temane (CTT), formerly Mozambique Gas to Power Project (MGtP). Phase 2 appraisal drilling results indicate gas volumes to be at the lower end of initial estimates. Focused efforts are underway to assess the range of options and possibilities to sustainably secure and source gas feedstock.

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

5.C Research and development, patents and licences

        Refer to the "Item 4.B—Intellectual Property" for further information research and development, patents and licences.

        During 2018, R1 027 million was spent on research and development activities (2017—R1 077 million; 2016—R1 105 million).

5.D Trend information

        Refer to the "Chief Financial Officer's Performance Overview—Market overview" and "Key risks impacting our financial performance" as contained in Exhibit 99.3.

5.E Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet structured entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2018, the group recognised amounts in respect of certain guarantees. Refer to "Item 18—Annual Financial Statements, "Note 16 Long-term debt" and "Note 18 Assets under construction" for further information on guarantees.

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

5.F Tabular disclosure of contractual obligations

        Contractual obligations/commitments.    The following significant undiscounted contractual obligations existed at 30 June 2018:

Contractual obligations	Total amount	Within 1 year	1 to 5 years	More than 5 years
	(Rand in millions)
Bank overdraft	89	89	—	—
Capital commitments	63 276	38 150	25 126	—
Environmental and other obligations(1)	102 952	14 914	21 575	66,463
External long-term debt(2)	114 562	15 441	82 440	16 681
External short-term debt	1 946	1 946	—	—
Finance leases(2)	24 732	1 171	3 975	19,586
Operating leases	26 091	2 239	6 710	17,142
Post-retirement healthcare obligations(3)	4 243	197	1 644	2,402
Post-retirement pension obligations(3)	8 046	192	812	7,042
Purchase commitments(4)	58 910	27 539	21 283	10,088
Share-based payments	1 101	1 101	—	—

Total	405 948	102 979	163 565	139 404

(1)
Represents undiscounted obligation.

(2)
Include interest payments.

(3)
Represents discounted values.

(4)
Includes off-take agreements entered into in the ordinary course of business, the most significant of which relates to the LCCP (R7 446 million, US$542 million undiscounted) and ORYX GTL for a contracted minimum off-take gas volume.

        Refer to "Item 18—Annual Financial statements"—Note 17 Property, plant and equipment for significant capital commitments and Note 31 Long-term provisions for environmental and other obligations.

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

Other arrangements

        None of our non-executive directors, executive directors or group executive committee members or other key management personnel is elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B Compensation

        Refer to our Remuneration Report filed as Exhibit 99.2 for details of our directors and senior management compensation.

Long-term incentive schemes applicable to executive directors and senior management

        For details regarding our long-term incentive schemes applicable to executive directors and senior management named in Item 6.A, refer to our Remuneration Report filed as Exhibit 99.2.

6.C Board practices

        Refer to "Item 6.A—Directors and senior management" for our board of directors and information with respect to their terms of office. Refer to our Remuneration Report filed as Exhibit 99.2 for details of our directors' and senior management service contracts and benefits upon termination of employment.

        Refer to "Integrated Report—Our governance framework" as contained in Exhibit 99.9 for details relating to our audit and remuneration committees, as well as the names of committee members; and refer to the "Terms of Reference—Audit Committee and Remuneration Committee" as contained in Exhibit 99.9.2 for summaries of the terms of reference under which the committees operate.

6.D Employees

        The information set forth under "Item 18—Annual Financial Statements—Note 4—Employee-related expenditure" is incorporated by reference.

        Remuneration of directors and key personnel is contained in the Remuneration Report, contained in Exhibit 99.2.

        For information regarding the employees per segment, refer to "Item 18—Annual Financial Statements—Note 4—Employee-related expenditure". Our workforce geographic location composition at 30 June is presented below:

Region	2018	2017	2016
	Number of employees
South Africa	26 145	26 058	25 394
Europe	2 773	2 728	2 721
North America	1 611	1 430	1 289
Other	741	684	696

Total	31 270	30 900	30 100

6.E. Share ownership

        Refer to our Remuneration Report filed as Exhibit 99.2 for details of share ownership applicable to executive directors and senior management.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

        Refer to "Item 18—Annual Financial Statements—Note 15—Share Capital" for the authorised and issued share capital of Sasol Limited.

        To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa or any other government. We believe that no single person or entity holds a controlling interest in our securities.

        In accordance with the requirements of the Companies Act of South Africa (Companies Act), the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 28 June 2018:

	2018		2017		2016
	Number of shares	% of shares	Number of shares	% of shares	Number of shares	% of shares
GEPF(1)(2)	84 392 139	13,5	85 275 320	13,1	84 121 005	12,9
IDC(3)	53 266 887	8,5	53 266 887	8,2	53 266 887	8,2
AGPL(4)	*		40 366 150	6,2	*

(1)
Government Employees Pension Fund (GEPF).

(2)
PIC Equities managed 67 million of the shares owned by GEPF.

(3)
Industrial Development Corporation of South Africa (IDC).

(4)
Allan Gray Proprietary Limited (AGPL).

*
Not considered a major shareholder in this year, however, Allan Gray Investment Counsel are fund managers and hold 11% of the issued ordinary shares of Sasol Limited as part of their fund portfolio.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 31 July 2018, 17 763 978 million Sasol ordinary shares, or approximately 2,75% of our total issued securities, were held in the form of American Depositary Receipts (ADRs). As of 31 July 2018, 337 record holders in the US held approximately 18,37% of our total issued securities in the form of either Sasol ordinary shares or ADRs.

7.B Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2018 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        During the year, group companies, in the ordinary course of business, entered into various purchases and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions are determined on an arm's length basis.

        Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to "Item 18—Annual Financial Statements—Note 38—Related party transactions" for further details.

7.C Interests of experts and counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

        Refer "Item—18. Annual Financial Statements" for our financial statements, related notes and other financial information.

Dividend policy

        The company's dividend policy takes into consideration various factors, including overall market and economic conditions, the group's financial position, capital investment plans as well as earnings growth. Core headline earnings per share ("CHEPS") served as the basis for deciding on the dividend amount.

        As of February 2018, to provide more stability in the dividend payment, the company approved a change in dividend policy to pay dividends with a dividend cover range based on CHEPS. CHEPS reflects the sustainable business operations and is used by the board to measure the business and financial performance. When we make a decision on dividends, we take a number of factors into account. These include the impact of the current volatile macro economic environment, capital investment plans, the current strength of the company's balance sheet, and the dividend cover range. Our dividend cover for 2017 was 2,8 times based on HEPS and cover for 2018 was 2,8 times based on CHEPS. We distribute dividends twice a year.

        Refer to "Item 10.B—Memorandum and articles of association—Rights and privileges of holders of our securities".

Legal proceedings

        For information regarding our legal proceedings refer to "Item 4.B—Business overview—Legal proceedings and other contingencies".

8.B Significant changes

        Refer to "Item 18—Annual Financial statements—Note 39 Subsequent events".

ITEM 9.    THE OFFER AND LISTING

9.A Offer and listing details

        The following table sets forth, for the years indicated, the reported high and low quoted prices for the ordinary shares on the Johannesburg Stock Exchange (JSE) and for our

American Depositary Receipts (ADRs) on the New York Stock Exchange.

	Shares (Price per share in rand)		ADRs (Price per ADR in US$)
Period	High	Low	High	Low
2014	645,10	420,00	60,21	41,65
2015	642,72	392,78	60,80	31,66
2016	492,50	358,79	36,57	21,88
2017
First quarter	402,44	358,71	28,48	25,15
Second quarter	410,11	358,00	29,76	25,12
Third quarter	430,95	357,00	32,20	27,31
Fourth quarter	416,33	359,99	31,55	27,14
2018
First quarter	410,00	366,98	30,95	27,36
Second quarter	442,71	368,02	34,21	27,26
Third quarter	460,68	386,90	38,21	31,65
Fourth quarter	502,86	392,59	38,13	33,43
February	428,50	386,90	36,03	31,65
March	424,90	387,37	35,77	33,02
April	447,97	392,59	36,87	33,43
May	484,25	445,31	37,95	35,17
June	502,86	464,25	38,13	34,31
July	519,65	492,40	39,61	35,67
August (up to 23 August 2018)	548,05	511,54	39,28	35,42

9.B Plan of distribution

        Not applicable.

9.C Markets

        The principal trading market for our shares is the JSE. Our American Depositary Shares (ADS) have been listed on the New York Stock Exchange since 9 April 2003, each representing one common ordinary share of no par value, under the symbol "SSL". The Bank of New York Mellon is acting as the Depositary for our ADSs and issues our ADRs in respect of our ADSs.

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

        Retiring directors may be re-elected, provided they are eligible. There is no age restriction and directors are allowed to serve irrespective of their age. The directors who retire every year shall be the longest serving since their last election. As between directors of equal seniority, the directors to retire, in the absence of agreement, will be selected from among them in alphabetical order. For more details regarding the rotation of directors, see information provided in our Registration Statement.

        If at the date of the annual general meeting a director has held office for a period of five years since his or her last election, which election took place prior to 17 November 2017, or if he or she has held office for a period of 9 (nine) years since his or her first election, which election took place on or after 17 November 2017, he or she shall retire at such meeting, if not included as one of the directors to retire by rotation. The board may nominate a director who served for 9 (nine) years for re-election for additional periods of one year at a time, but no such director's term of office shall exceed 12 (twelve) years.

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

        The remuneration of executive directors is determined by a disinterested quorum of directors on recommendation of the remuneration committee determined in accordance with the group's remuneration policy put to shareholders for a non-binding advisory vote at the annual general meeting as required by the King IV Report on Corporate Governance for South Africa 2016 (King IV). King IV further requires that the remuneration implementation report be put to shareholders for a non-binding advisory vote. No powers are conferred by our MOI, or by any other means, on the directors who are employees of the company, to vote on their own remuneration in the absence of a disinterested quorum of directors.

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

  •
  Sasol BEE Ordinary Shares:  The Sasol BEE Ordinary Shares rank pari passu with Sasol Ordinary Shares as regards to dividends.

  •
  Preferred Ordinary Shares carry a cumulative preferred ordinary dividend right for a period of ten years from their date of issue in 2008. These preferred dividend rights rank ahead of the dividend rights of the holders of any other shares in the company, including the Sasol BEE ordinary shares (but excluding any preference shares).

    The holders thereof had the right to receive and be paid a preferred ordinary dividend for a period of ten years from the date of issue , with the final dividend paid to Sasol Inzalo Groups Funding (Pty) Ltd (RF) on 30 June 2018 and to Sasol Inzalo Funding (Pty) Ltd (RF) on 7 September 2018.

    All Preferred Ordinary Shares held by Sasol Inzalo Groups Funding (Pty) Ltd (RF) were repurchased by Sasol on 26 June 2018 and cancelled. As of 10 September 2018, the tenth anniversary of the date of the issue of the Preferred Ordinary Shares to Sasol Inzalo Public Funding (Pty) Ltd (RF), there will no longer be any Preferred Ordinary Shares in issue.

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

        Redemption provision.    There are no redemption provisions relating to the Ordinary Shares and the Sasol BEE Ordinary Shares.

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

6. Rights of non-South African shareholders

        The only limitation imposed is that Sasol BEE ordinary shares may only be owned by persons who meet certain B-BBEE credentials. In order to meet such credentials such person must, inter alia, be a South African citizen. See our Registration Statement for more information with respect to the rights of non-South African shareholders.

7. Provisions that would have the effect of delaying a change of control or merger

        The Companies Act and the regulations to the Companies Act deal extensively with the requirements that must be met by a company with respect to a merger, an acquisition or a corporate restructure.

        The merger notification requirement of the Competition Act will be applicable to certain mergers, acquisitions or corporate restructures depending on the facts and thresholds for notification of the specific transaction. Merger notification timelines for approvals from competition authorities may could have the effect of delaying the implementation of a merger.

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

        Transfer of shares and American Depositary Shares (ADSs).    The Bank of New York Mellon serves as the depositary for Sasol's ADSs. Sasol's ADSs, each representing one Sasol ordinary share, are traded on the New York Stock Exchange under the symbol "SSL". Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the CMA. Additionally, where shares are sold on the JSE on behalf of our shareholders who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. The FSD may also require a review to establish that the shares have been sold at market value and at arm's length. While share certificates held by non-resident shareholders will be endorsed with the words "non-resident", such endorsement will, however, not be applicable to ADSs held by non-resident shareholders.

10.E Taxation

South African taxation

Corporate Income Tax

        The following discussion summarises the South African (SA) tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current SA tax law and the convention that has been concluded between the governments of the US and the SA for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed on 17 February 1997 (the Treaty). In addition, this summary is based in part upon representations of the Depositary (The Bank of New York Mellon, as Depositary for our ADSs), and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

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

  Reportable arrangements

        The legislation dealing with Reportable Arrangements ("RA") was promulgated during February 2016 which places a requirement on SA taxpayers to report certain transactions which are perceived by the South African Revenue Service ("SARS") to have characteristics that may lead to undue tax benefits. The reporting of such transactions intends to give SARS advance notice of the arrangements. In this regard, RA would typically include the following:

  •
  Hybrid equity instruments (excluding listed instruments);

  •
  Share buy backs in excess of R10 million;

  •
  Contributions/payments to non-resident trusts in excess of R10 million;

  •
  Acquisition of shares in companies with tax losses (or expected tax losses) in excess of R50 million;

  •
  Foreign insurance premiums paid in excess of R5 million; and

  •
  Payment to foreign service providers rendering services in SA in excess of R10 million.

        Excluded from RA's are:

  •
  Transactions listed above where the tax benefit is less than R5 million; and

  •
  Transactions where the financial reporting and tax classification differs and the tax benefit is not the main benefit of the transaction.

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

        Although not a member, SA is an observer of the OECD and therefore closely monitors the developments within the OECD. SA participated in the recent Base Erosion Profit Shifting (BEPS) project initiative by the OECD. This has influenced certain legislation amendments in the South African Income Tax as well as the adoption of regulatory obligations such as the country-by-country reporting (CBC), master file and local file.

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

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax or the 3.8% Medicare tax on net investment income, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, persons who directly or indirectly hold more than 10% of Sasol's shares (by vote or value) or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

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

Passive foreign investment company considerations

        Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2018. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

US information reporting and backup withholding

        Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares or ADSs through a US intermediary or other US paying agent may be subject to information reporting to the US Internal Revenue Service (IRS). US federal backup withholding generally is imposed on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or applicable substitute form. Non-US holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN, W-8BEN-E or applicable substitute form) in connection with payments received in the United States or through certain US-related financial intermediaries.

        Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder's US federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Additional reporting requirements

        US holders who are individuals may be required to report to the IRS on Form 8938 information relating to their ownership of foreign financial assets, such as the shares or

ADSs, subject to certain exceptions (including an exception for shares or ADSs held in accounts maintained by certain financial institutions). US holders should consult their tax advisors regarding the effect, if any, of these rules on their obligations to file information reports with respect to the shares or ADSs.

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

Refer to "Item 18—Annual Financial statements—Note 40 Financial risk management and financial instruments" for a qualitative and quantitative discussion of the group's exposure to these market risks. Specific recognition and measurement principles of the interest rate swap are contained within the same reference.The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations. Liabilities reflect principal payments in each year.

Liabilities—notional	2019	2020	2021	2022	2023	Thereafter	Total	Fair value
	(Rand in millions)
Fixed rate (Rand)	1 839	129	113	123	134	3 527	5 865	5 918
Average interest rate	11,46%	11,15%	11,14%	11,15%	11,15%	11,16%
Variable rate (Rand)	9 109	1 283	1 079	678	75	955	13 179	13 316
Average interest rate	7,96%	8,93%	8,83%	8,61%	8,25%	8,21%
Fixed Rate (US$)	403	89	94	13 904	94	3 175	17 759	17 296
Average interest rate	5,94%	6,00%	6,00%	6,00%	12,25%	12,42%
Variable rate (US$)	2 514	3 323	3 544	48 101	222	15 668	73 372	74 131
Average interest rate	4,40%	4,41%	4,40%	4,38%	3,70%	3,66%
Fixed rate (Euro)	149	70	65	64	62	120	530	574
Average interest rate	2,62%	3,11%	3,30%	3,60%	4,09%	5,07%
Variable rate (Other currencies)	784	—	—	—	—	—	784	784
Average interest rate	—	—	—	—	—	—

Total	14 798	4 894	4 895	62 870	587	23 445	111 489	112 019

	2019	2020	2021	2022	2023	Thereafter	Fair value
	(Rand in millions)
Interest rate swap—designated as a hedging instrument*
Average notional amount	27 421	26 440	25 105	23 675	22 347	19 185	246
Average receive rate	2,54%	2,91%	2,94%	2,89%	2,86%	2,90%
Average pay rate	2,70%	2,70%	2,70%	2,70%	2,70%	2,70%
Notional at 30 June	27 421	26 118	24 761	23 308	22 022	18 636

	2019	2020	2021	2022	2023	Thereafter	Total Maturity
Foreign Currency Derivatives—held for trading*
US$
Zero-cost collars	(338)	—	—	—	—	—	(338)
Foreign Exchange Contracts	40	—	—	—	—	—	40
Euro
Foreign Exchange Contracts	(47)	—	—	—	—	—	(47)
Other Currencies
Foreign Exchange Contracts	4	—	—	—	—	—	4
Commodity derivatives—held for trading*
Crude oil
Crude oil options	482	—	—	—	—	—	482
Crude oil futures	2 792	—	—	—	—	—	2 792
Coal price
Coal swaps	(414)	—	—	—	—	—	(414)
Ethane price
Ethane swaps	33	—	—	—	—	—	33

*
For more information relating to contract amounts, weighted average strike prices, notional amounts and weighted average pay rate refer to "Item 18—Annual Financial statements—Note 40 Financial risk management and financial instruments".

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

12.D.4 Depositary payments for 2018

        In terms of the Amended and Restated Deposit Letter Agreement dated as of 21 September 2015 (the Letter Agreement), the Depositary will pay the company 70% of all dividend fees it collects for as long as the number of ADRs outstanding exceed 50% of the number outstanding on 21 September 2015. These payments will be made to the company within 60 days from the date such fees are collected. During the 2018 financial year, two payments of US$270 532,21 and US$241 506,79 were received from the Bank of New York Mellon in respect of the 2017 year end final dividend and the 2018 interim dividend respectively.

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

        Management assessed the effectiveness of Sasol's internal control over financial reporting as of 30 June 2018. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework (2013)". Based on this assessment, our management has determined that, as of 30 June 2018, Sasol's internal control over financial reporting was effective.

(c)
The effectiveness of internal control over financial reporting as of 30 June 2018 was audited by PricewaterhouseCoopers Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

(d)
Changes in internal control over financial reporting

        There were no changes in our internal control over financial reporting that occurred during the year ended 30 June 2018 that have materially affected, or are likely to materially affect, our internal control over financial reporting as at 30 June 2018.

Item 16.A    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Colin Beggs, an independent member of the audit committee and its chairman since 1 January 2011, was determined by our board to be the audit committee's financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

Item 16.B    CODE OF CONDUCT

        Sasol's 2014 Code of Ethics was reviewed during 2017 and 2018 and a new Code of Conduct (Code) was adopted effective 1 March 2018. The revised Code adopts a behaviours-based approach which reinforces the importance of linking our day-to-day actions to Sasol's shared values and our aspirational culture. The Code is further underpinned by policies and guidance notes to enhance its everyday application. The Code applies to all of our directors, officers and employees, including the

Joint Presidents and Chief Executive Officers, Chief Financial Officer and the Senior Vice President: Financial Control Services.

        Any amendment or waiver of the Code as it relates to our Joint Presidents and Chief Executive Officers or Chief Financial Officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.

        The Code is available on our internet website. The website address is http://www.sasol.com/sustainability/ethics/sasol-code-ethics. This website is not incorporated by reference in this annual report.

        We have been operating an independent ethics reporting telephone line through external advisors since 2002. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report deviations from ethical behaviour, including fraud and unsafe behaviour or environmental misconduct. Our Code of Conduct and related policies guide our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since these may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

Item 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2018 and 2017 years:

	Audit fees	Audit- related fees	Tax fees	All other fees	Total
	(Rand in millions)
2018(1)	84	3	0,5	0,3	88
2017(1)	83	3	3	—	89

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

        No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2018.

Item 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

Item 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ordinary shares repurchased	Price paid per share	Ordinary shares cancelled	Total number of ordinary shares purchased	Maximum number of ordinary shares that may yet be purchased under the programmes
For the year ended 30 June 2018
2017-07-01 to 2017-07-31	—	—	—	—	56 612 922
2017-08-01 to 2017-08-31	—	—	—	—	56 612 922
2017-09-01 to 2017-09-30	—	—	—	—	56 612 922
2017-10-01 to 2017-10-31	—	—	—	—	56 612 922
2017-11-01 to 2017-11-30	—	—	—	—	56 612 922
2017-12-01 to 2017-12-31	—	—	—	—	56 487 803
2018-01-01 to 2018-01-31	—	—	—	—	56 487 803
2018-02-01 to 2018-02-29	8 809 886	R394,50	(8 809 886)	—	56 487 803
2018-03-01 to 2018-03-31	—	—	—	—	56 487 803
2018-04-01 to 2018-04-30	—	—	—	—	56 487 803
2018-05-01 to 2018-05-31	—	—	—	—	56 487 803
2018-06-01 to 2018-06-30	25 231 686	R0,01	(25 231 686)	—	56 487 803
2018-07-01 to 2018-07-31	—	—	—	—	56 487 803
2018-08-01 to 2018-08-27	—	—	—	—	56 487 803

	34 041 572		34 041 572

a.
The company purchased equity securities on two occasions during the financial year. It also obtained a general authority from shareholders to repurchase ordinary shares but did not repurchase any shares under this authority.

i.
At our annual general meeting held on 17 November 2017, shareholders granted a specific authority to the directors to approve the repurchase by the company of 8 809 886 ordinary shares from its wholly-owned subsidiary, Sasol Investment Company (Pty) Ltd ("SIC"). These ordinary shares represented the balance of ordinary shares held by SIC as treasury shares acquired under an earlier share repurchase programme, after 31 500 000 shares were repurchased from SIC in December 2008. The repurchase was executed and announced on 26 February 2018.

ii.
At a special general meeting held on 23 May 2008, shareholders granted specific authority to the company to repurchase ordinary shares from the trustees of The Sasol Inzalo Management Scheme Trust and The Sasol Inzalo Employee Share Scheme Trust in accordance with the provisions of the respective trust deeds. The repurchase was executed and announced on 26 June 2018.

iii.
At our annual general meeting held on 17 November 2017, shareholders granted a general authority to the directors to approve the repurchase by the company of up to 10% of its ordinary shares. The company's issued ordinary shares as at 17 November 2017, was 652 976 886 (25 November 2016—651 389 516). No shares were repurchased in terms of this authority.

b.
The repurchase under the general authority is limited to a maximum of 10% of the company's securities in the applicable class at the time the authority was granted and no acquisition may be made at a price more than 10% above the weighted average of the market value of the securities for the five business days immediately preceding the date of such acquisition.

Shareholders approved that the repurchase of 8 809 886 ordinary shares from SIC be made at the closing price of a Sasol ordinary share on the day preceding the repurchase.

25 231 686 ordinary shares held by The Sasol Inzalo Management Scheme Trust and The Sasol Inzalo Employee Share Scheme Trust were repurchased at R0.01 per ordinary share as stipulated in the trust deeds. This represented the total number of ordinary shares held by those trusts.

c.
In terms of the JSE Limited Listings Requirements and the terms of the resolution, the general authority granted to the directors by shareholders on

  17 November 2017 to acquire the company's issued securities will not exceed 15 months from the date of the resolution and will be valid only until the company's next annual general meeting, which is scheduled for 16 November 2018.

  Both specific authorities terminated upon execution in accordance with their terms.

d.
The authority granted by shareholders on 25 November 2016, was replaced by a new authority from shareholders on 17 November 2017 to repurchase Sasol ordinary shares.

e.
No programme was terminated prior to the expiration date. Any general authority approved by shareholders expire at the annual general meeting following the meeting at which such approval was granted.

Item 16.F  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

Item 16.G    CORPORATE GOVERNANCE

        Sasol maintains a primary listing of its ordinary shares and Sasol BEE ordinary shares on the Johannesburg Stock Exchange operated by the JSE Limited (JSE) and a listing of American Depositary Shares on the New York Stock Exchange (NYSE). Accordingly, the company is subject to the disclosure, corporate governance and other requirements imposed by applicable South African and US legislation, the JSE, the US Securities and Exchange Commission (SEC) and the NYSE. We have implemented controls to provide reasonable assurance of our compliance with all relevant requirements in respect of our listings.

        We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2018.

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

Index to Consolidated Financial Statements for the years ended 30 June 2018, 2017 and 2016

Report of the Independent Registered Public Accounting Firm (PwC)	F-1
Consolidated Financial Statements*	F-
Supplemental Oil and Gas Information (Unaudited)	G-1

*
Refer to Item 18—"Annual financial statements" which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

  Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated statements of financial position of Sasol Limited and its subsidiaries as of 30 June 2018 and 30 June 2017, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of 30 June 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2018 and 30 June 2017, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

  Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

        Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

F-1

  Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa
27 August 2018

We have served as the Company's auditor since 2014.

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

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)		North America(1)(2)	Australasia(1)	Total
Year ended 30 June 2016
Acquisition of proved properties	—	—		—	—	—
Acquisition of unproved properties	—	—		—	—	—
Exploration	736,1	49,7		—	189,0	974,8
Development	745,6	391,7		7 447,7	—	8 585,0

Total costs incurred	1 481,7	441,4		7 447,7	189,0	9 559,8

Year ended 30 June 2017
Acquisition of proved properties	—	—		—	—	—
Acquisition of unproved properties	—	—		—	—	—
Exploration	40,5	212,6		—	160,1	413,2
Development	1 986,7	(43,7	)(3)	362,4	—	2 305,4

Total costs incurred	2 027,2	168,9		362,4	160,1	2 718,6

Year ended 30 June 2018
Acquisition of proved properties	—	—		—	—	—
Acquisition of unproved properties	—	—		—	—	—
Exploration	395,8	265,5		—	(2,2)	659,1
Development	1 674,5	19,3		106,0	—	1 799,8

Total costs incurred	2 070,3	284,8		106,0	(2,2)	2 458,9

(1)
Rest of Africa comprises Gabon, Nigeria and South Africa; North America comprises Canada; Australasia comprises Australia.

(2)
Development costs in 2016 include CAD380 million (R4,2 billion), agreed with our partner, Progress Energy, as the first part of the settlement of the remaining funding commitment.

(3)
Relates to the reversal of accruals raised in 2016.

TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

        The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to natural oil and gas exploration and production activities, and the aggregate amount of the related depreciation and amortisation.

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)	Australasia(1)	Total
Year ended 30 June 2016
Proved properties	8 992,2	5 099,2	31 030,0	—	45 121,4

Producing wells and equipment	8 808,2	5 099,2	30 584,2	—	44 491,6
Non-producing wells and equipment	184,0	—	445,8	—	629,8

Unproved properties	4 466,0	—	—	55,9	4 521,9

Capitalised costs	13 458,2	5 099,2	31 030,0	55,9	49 643,3
Accumulated depreciation	(3 274,3)	(4 545,6)	(21 927,3)	—	(29 747,2)

Net book value	10 183,9	553,6	9 102,7	55,9	19 896,1

Year ended 30 June 2017
Proved properties	8 599,2	4 251,8	27 502,1	—	40 353,1

Producing wells and equipment	8 513,2	4 250,2	27 420,2	—	40 183,6
Non-producing wells and equipment	86,0	1,6	81,9	—	169,5

Unproved properties	6 051,6	—	—	49,3	6 100,9

Capitalised costs	14 650,8	4 251,8	27 502,1	49,3	46 454,0
Accumulated depreciation	(3 832,6)	(4 036,9)	(20 577,9)	—	(28 447,4)

Net book value	10 818,2	214,9	6 924,2	49,3	18 006,6

Year ended 30 June 2018
Proved properties	8 937,9	4 438,7	28 396,0	—	41 772,6

Producing wells and equipment	8 496,4	4 413,7	28 396,0	—	41 306,1
Non-producing wells and equipment	441,5	25,0	—	—	466,5

Unproved properties	5 965,4	39,7	—	—	6 005,1

Capitalised costs	14 903,3	4 478,4	28 396,0	—	47 777,7
Accumulated depreciation	(4 292,0)	(4 323,8)	(25 104,2)	—	(33 720,0)

Net book value	10 611,3	154,6	3 291,8	—	14 057,7

(1)
Rest of Africa comprises Gabon and South Africa, North America comprises Canada, Australasia comprises Australia.

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

        The results of operations for natural oil and gas producing activities are summarised in the table below.

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)	Australasia(1)	Total
Year ended 30 June 2016
Sales to unaffiliated parties	228,4	861,4	466,4	—	1 556,2
Transfers to affiliated parties	2 655,2	—	—	—	2 655,2

Total revenues	2 883,6	861,4	466,4	—	4 211,4
Production costs	(440,8)	(783,3)	(185,8)	0,2	(1 409,7)
Foreign currency translation (losses)/gains	(1 053,2)	(2,8)	—	—	(1 056,0)
Exploration expenses	(108,8)	(50,9)	—	(20,2)	(179,9)
Valuation provision	—	—	(9 882,1)	(416,8)	(10 298,9)
Farm-down (losses)/gains	347,5	(13,7)	—	—	333,8

Depreciation	(630,1)	(1 061,5)	(1 310,3)	—	(3 001,9)

Operating profit / (loss)	998,2	(1 050,8)	(10 911,8)	(436,8)	(11 401,2)
Tax	589,3	389,1	—	—	978,4

Results of operations	1 587,5	(661,7)	(10 911,8)	(436,8)	(10 422,8)

Year ended 30 June 2017
Sales to unaffiliated parties	224,8	835,2	559,7	—	1 619,7
Transfers to affiliated parties	2 464,7	—	—	—	2 464,7

Total revenues	2 689,5	835,2	559,7	—	4 084,4
Production costs	(373,3)	(497,4)	(48,2)	(0,4)	(919,3)
Foreign currency translation (losses)/gains	345,6	(0,5)	—	(1,1)	344,0
Exploration expenses	(37,3)	(232,4)	—	9,9	(259,8)
Valuation provision	—	197,2	—	(189,0)	8,2
Farm-down (losses)/gains	—	(0,9)	—	—	(0,9)
Depreciation	(560,4)	(201,5)	(1 260,3)	—	(2 022,2)

Operating profit/(loss)	2 064,1	99,7	(748,8)	(180,6)	1 234,4
Tax	(321,1)	(126,6)	—	—	(447,7)

Results of operations	1 743,0	(26,9)	(748,8)	(180,6)	786,7

Year ended 30 June 2018
Sales to unaffiliated parties	217,6	984,6	284,2	—	1 486,4
Transfers to affiliated parties	2 711,3	—	—	—	2 711,3

Total revenues	2 928,9	984,6	284,2	—	4 197,7
Production costs	(926,4)	(578,4)	(182,6)	(0,8)	(1 688,2)
Foreign currency translation (losses)/gains	108,0	206,2	—	(0,8)	313,4
Exploration expenses	(196,7)	(216,5)	—	(0,1)	(413,3)
Valuation provision	(1 295,4)	—	(2 763,8)	(33,9)	(4 093,1)
Farm-down (losses)/gains	—	11,9	—	—	11,9
Depreciation	(466,8)	(75,1)	(893,9)	—	(1 435,8)

Operating profit/(loss)	151,6	332,7	(3 556,1)	(35,6)	(3 107,4)
Tax	(285,9)	(138,2)	—	—	(424,1)

Results of operations	(134,3)	194,5	(3 556,1)	(35,6)	(3 531,5)

(1)
Rest of Africa comprises Gabon, Nigeria and South Africa, North America comprises Canada, Australasia comprises Australia.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

        The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas, as at 30 June 2018 and the two previous years, along with volumes produced during the year. The table also presents the changes in the proved reserves and the reasons for the changes, over the last three years.

        As at 30 June 2018, the total proved reserve estimate for natural oil and gas is 183,8 million barrels in oil equivalent terms (6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil).

	Crude oil and condensate(4)				Natural gas(4)			Oil equivalent(1)(4)
	Mozambique(2)	Rest of Africa(3)(5)	North America(3)	Total	Mozambique(2)	North America(3)	Total	Mozambique	Rest of Africa(3)(5)	North America(3)(4)	Total
	Millions of barrels				Billions of cubic feet			Equivalent, Millions of barrels
Balance at 30 June 2015	4,4	1,1	0,3	5,8	1 371,1	116,8	1 487,9	232,9	1,1	19,8	253,8
Revisions	(0,3)	0,8	0,1	0,6	(42,4)	(0,6)	(43,0)	(7,4)	0,8	0,0	(6,6)
Improved recovery	(0,0)	0,4	0,0	0,4	(3,8)	27,2	23,4	(0,6)	0,4	4,5	4,3
Production	(0,3)	(1,5)	(0,2)	(2,0)	(114,4)	(20,7)	(135,1)	(19,4)	(1,5)	(3,6)	(24,5)

Balance at 30 June 2016	3,8	0,8	0,2	4,8	1 210,5	122,7	1 333,2	205,5	0,8	20,7	227,0
Revisions	0,2	2,1	0,5	2,8	88,9	21,6	110,5	15,1	2,1	4,0	21,2
Improved recovery	(0,3)	0,1	—	(0,2)	(43,3)	—	(43,3)	(7,5)	0,1	—	(7,4)
Production	(0,3)	(1,3)	(0,1)	(1,7)	(116,4)	(21,9)	(138,3)	(19,7)	(1,3)	(3,8)	(24,8)

Balance at 30 June 2017	3,4	1,7	0,6	5,7	1 139,7	122,4	1 262,1	193,4	1,7	20,9	216,0
Revisions	(0,1)	1,1	(0,2)	0,8	4,7	(41,7)	(37,0)	0,6	1,1	(7,1)	(5,4)
Improved recovery	(0,1)	0,1	—	0,0	(18,8)	1,7	(17,1)	(3,2)	0,1	0,3	(2,8)
Production	(0,3)	(1,1)	(0,1)	(1,5)	(115,9)	(19,2)	(135,1)	(19,6)	(1,1)	(3,3)	(24,0)

Balance at 30 June 2018	2,9	1,8	0,3	5,0	1 009,7	63,2	1 072,9	171,2	1,8	10,8	183,8

Proved developed reserves
At 30 June 2016	2,2	0,8	0,2	3,2	738,1	107,9	846,0	125,2	0,8	18,2	144,2

At 30 June 2017	2,0	1,7	0,6	4,3	710,7	122,4	833,1	120,5	1,7	20,9	143,1

At 30 June 2018	2,4	1,8	0,3	4,5	821,1	63,2	884,3	139,2	1,8	10,8	151,8

Proved undeveloped reserves
At 30 June 2016	1,6	—	0,0	1,6	472,4	14,8	487,2	80,3	—	2,5	82,8

At 30 June 2017	1,4	—	—	1,4	429,0	—	429,0	72,9	—	—	72,9

At 30 June 2018	0,5	—	—	0,5	188,6	—	188,6	32,0	—	—	32,0

(1)
6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil.

(2)
Natural oil and gas production in Mozambique in 2016, 2017 and 2018 originated from the single operational Pande-Temane PPA field, which comprises more than 15% of our total proved reserves.

(3)
Rest of Africa comprises Gabon, North America comprises Canada.

(4)
Volumes presented in this table are after deduction of royalty taken in kind.

(5)
Quantities for the EMP asset in Gabon include "tax barrels".

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

        The estimation process includes a review of all estimated future production rates and future capital and operating costs to ensure that the assumptions, data, methods and procedures are appropriate; a review of the technologies used in the process to determine reliability; and arrangements to validate the economic assumptions and to ensure that only accurate, complete and consistent data are used in the estimation of reserves.

        The technical person within E&PI who is primarily responsible for overseeing the preparation of natural oil and gas reserves is the E&PI Manager: Corporate Reserves and Resources. The incumbent is a Member of the Energy Institute, a Chartered Petroleum Engineer, holds a MA and MSc in Mathematics and has 39 years' experience in oil and gas exploration and production activities with 30 years' experience in reserves estimation.

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

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)	Total
Year ended 30 June 2016
Future cash inflows	31 758,7	507,5	3 306,5	35 572,7
Future production costs	(6 445,2)	(967,2)	(3 140,9)	(10 553,3)
Future development costs	(7 394,8)	(889,7)	(2 436,4)	(10 720,9)
Future income taxes	(6 677,0)	(50,6)	(0,0)	(6 727,6)

Undiscounted future net cash flows	11 241,7	(1 400,0)	(2 270,8)	7 570,9
10% annual discount for timing of estimated cash flows	(3 797,0)	224,8	1 118,1	(2 454,1)

Standardised measure of discounted future net cash flows	7 444,7	(1 175,2)	(1 152,7)	5 116,8

Year ended 30 June 2017
Future cash inflows	25 803,2	1 142,7	3 642,5	30 588,4
Future production costs	(6 764,1)	(1 236,9)	(2 787,4)	(10 788,4)
Future development costs	(5 720,9)	(595,6)	(1 613,6)	(7 930,1)
Future income taxes	(5 396,4)	(111,9)	(0,0)	(5 508,3)

Undiscounted future net cash flows	7 921,8	(801,7)	(758,5)	6 361,6
10% annual discount for timing of estimated cash flows	(2 534,0)	213,2	620,6	(1 700,2)

Standardised measure of discounted future net cash flows	5 387,8	(588,5)	(137,9)	4 661,4

Year ended 30 June 2018
Future cash inflows	28 163,3	1 604,4	1 579,9	31 347,6
Future production costs	(7 010,9)	(1 297,9)	(2 192,0)	(10 500,8)
Future development costs	(5 478,2)	(481,8)	(1 732,8)	(7 692,8)
Future income taxes	(6 117,0)	(156,9)	(0,0)	(6 273,9)

Undiscounted future net cash flows	9 557,2	(332,2)	(2 344,9)	6 880,1
10% annual discount for timing of estimated cash flows	(2 679,9)	95,4	787,5	(1 797,0)

Standardised measure of discounted future net cash flows	6 877,3	(236,8)	(1 557,4)	5 083,1

(1)
Rest of Africa comprises Gabon; North America comprises Canada.

        In Canada for our Farrell Creek and Cypress A asset and in Gabon for our Etame Marin Permit asset, the undiscounted future net cash flows are negative as a result of future production and development costs which are not directly related to future production or dependent upon the continuation of production and will be incurred even in the event of no future production. These are contractually committed costs (in 2016 and 2017 for both assets; in 2018 for the Farrell Creek and Cypress A asset only) and asset retirement costs (for both assets in 2016, 2017 and 2018). For both assets these costs are fully responsible for the negative future cash flow.

        In Canada, the cost of unused gas transportation capacity is included in production costs. We market the unused capacity on an ad hoc basis and although such marketing has been successful in the past, no future revenue from this marketing is included in the calculation of the standardised measure of discounted future net cash flows.

Standardised Measure of Discounted Future Net Cash Flows

        The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC-Section 932-235. Future cash inflows are computed by applying the prices used in estimating proved reserves to the year-end quantities of those reserves. Future development and production costs are computed by applying the costs used in estimating proved reserves. Future income taxes are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the reserves, less the tax basis of the properties involved. The future income tax expenses therefore give effect to the tax deductions, tax credits and allowances relating to the reserves.

        Discounted future net cash flows are the result of subtracting future development and production costs and future income taxes from the cash inflows. A discount rate of 10 percent a year is applied to reflect the timing of the future net cash flows relating to the reserves. The information provided here does not represent management's estimate of the expected future cash flows or value of the properties. Estimates of reserves are imprecise and will change over time as new information becomes available. Moreover probable and possible reserves along with other classes of resources, which may become proved reserves in the future, are excluded from the calculations. The valuation prescribed under FASB ASC-Section 932 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of 30 June each year and should not be relied upon as an indication of the company's future cash flows or value of natural oil and gas reserves.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

        The changes in standardised measure of discounted future net cash flows, relating to the Proved Reserves are shown in the table below.

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)	Total
Present value at 30 June 2015	12 650,0	(932,6)	(162,0)	11 555,4
Net changes for the year	(5 205,3)	(242,6)	(990,7)	(6 438,6)

Sales and transfers of oil and gas produced net of production costs	(2 394,0)	(209,1)	(521,5)	(3 124,6)
Development costs incurred	637,7	570,6	2 205,9	3 414,2
Net change due to current reserves estimates from:
(Reduced)/improved recovery	(88,3)	213,5	182,0	307,2
Revisions	697,7	501,8	333,9	1 533,4
Net changes in prices and costs related to future production	(11 445,5)	(739,3)	(580,1)	(12 764,9)
Changes in estimated future development costs	(213,1)	(354,1)	(2 565,8)	(3 133,0)
Accretion of discount	1 825,4	(84,3)	(16,2)	1 724,9
Net change in income tax	1 775,2	43,1	(0,0)	1 818,3
Net change due to exchange rate	3 999,6	(184,8)	(28,9)	3 785,9

Present value at 30 June 2016	7 444,7	(1 175,2)	(1 152,7)	5 116,8

Net changes for the year	(2 056,9)	586,7	1 014,8	(455,4)

Sales and transfers of oil and gas produced net of production costs	(2 141,9)	(375,9)	(434,5)	(2 952,3)
Development costs incurred	267,0	35,7	499,9	802,6
Net change due to current reserves estimates from:
(Reduced)/improved recovery	(822,0)	15,1	—	(806,9)
Revisions	1 324,8	1 204,4	434,2	2 963,4
Net changes in prices and costs related to future production	(1 232,1)	(530,9)	413,3	(1 349,7)
Changes in estimated future development costs	289,2	261,7	71,5	622,4
Accretion of discount	1 127,4	(112,9)	(115,3)	899,2
Net change in income tax	522,1	(49,9)	(0,0)	472,2
Net change due to exchange rate	(1 391,4)	139,4	145,7	(1 106,3)

Present value at 30 June 2017	5 387,8	(588,5)	(137,9)	4 661,4

Net changes for the year	1 489,5	351,7	(1 419,5)	421,7

Sales and transfers of oil and gas produced net of production costs	(2 595,6)	(408,6)	(215,5)	(3 219,7)
Development costs incurred	862,9	80,5	96,4	1 039,8
Net change due to current reserves estimates from:				—
(Reduced)/improved recovery	(226,5)	53,8	15,9	(156,8)
Revisions	(82,4)	807,0	(339,8)	384,8
Net changes in prices and costs related to future production	2 923,9	(115,8)	(614,1)	2 194,0
Changes in estimated future development costs	(112,5)	50,7	(342,8)	(404,6)
Accretion of discount	869,5	(49,3)	(13,8)	806,4
Net change in income tax	(642,4)	(38,7)	(0,0)	(681,1)
Net change due to exchange rate	492,6	(27,9)	(5,8)	458,9

Present value at 30 June 2018	6 877,3	(236,8)	(1 557,4)	5 083,1

(1)
Rest of Africa comprises Gabon, North America comprises Canada.

SYNTHETIC OIL

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

        The table below provides the costs incurred during the year in synthetic oil property acquisition, exploration and development activities, whether capitalised or charged to income currently.

	Synthetic oil—South Africa
Year ended 30 June	2018	2017	2016
Acquisition of proved properties	667,0	0,1	11,8
Exploration	94,0	129,8	154,3
Development	2 361,6	2 063,8	3 014,4

Total costs incurred	3 122,6	2 193,7	3 180,5

TABLE 2—CAPITALISED COSTS RELATING TO SYNTHETIC OIL ACTIVITIES

        The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to synthetic oil and production activities, and the aggregate amount of the related depreciation and amortisation.

Synthetic oil—South Africa
Year ended 30 June	2018	2017	2016
Proved properties	102 961,8	91 872,4	85 985,0

Producing wells and equipment	102 311,8	91 872,4	85 985,0
Non-producing wells and equipment	650,0	—	—
Unproved properties	—	—	—

Capitalised costs	102 961,8	91 872,4	85 985,0
Accumulated depreciation	(32 403,7)	(28 936,4)	(26 027,6)

Net book value	70 558,1	62 936,0	59 957,4

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

        The results of operations for synthetic oil activities are summarised in the table below.

Synthetic oil—South Africa
Year ended 30 June	2018	2017	2016
Sales to unaffiliated parties	—	—	—
Transfers to affiliated parties	40 289,6	35 659,7	33 428,4

Total revenues	40 289,6	35 659,7	33 428,4
Production costs	(20 679,6)	(18 507,5)	(18 557,3)
Foreign currency translation gains	7,7	7,2	8,6
Exploration expenses	(18,0)	(28,0)	(47,0)
Depreciation	(5 927,7)	(6 088,1)	(5 395,0)

Operating profit	13 672,0	11 043,3	9 437,7
Tax	(2 517,1)	(1 967,9)	(2 600,2)

Results of operations	11 154,9	9 075,4	6 837,5

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

  Proved Reserves

        The table below summarises proved developed and proved undeveloped reserves of synthetic oil as at 30 June, for the last three years. As at 30 June 2018, the total proved reserve estimate for synthetic oil is 1 223,2 million barrels in oil equivalent terms.

	Synthetic oil—South Africa
	2018	2017	2016
Opening balance	980,5	990,9	1 042,5
Revisions	8,8	30,9	—
Extensions / discoveries	276,6	—	—
Production	(42,7)	(41,3)	(51,6)

Balance at 30 June	1 223,2	980,5	990,9

Proved developed reserves	1 223,2	980,5	990,9

Proved undeveloped reserves	—	—	—

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Synthetic oil—South Africa
Year ended 30 June	2018	2017	2016
Future cash inflows	978 647,5	670 163,5	630 028,9
Future production costs	(505 577,9)	(373 987,5)	(341 767,1)
Future development costs	(230 371,6)	(199 417,2)	(183 888,3)
Future income taxes	(84 408,9)	(38 109,1)	(36 878,3)

Undiscounted future net cash flows	158 289,1	58 649,7	67 495,2
10% annual discount for timing of estimated cash flows	(107 701,8)	(40 504,8)	(43 046,6)

Standardised measure of discounted future net cash flows	50 587,3	18 144,9	24 448,6

        The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

Synthetic oil—South Africa
	2018	2017	2016
Present value—opening balance	18 144,8	24 448,7	104 281,2
Net changes for the year	32 442,3	(6 303,9)	(79 832,5)

Sales and transfers of oil and gas produced net of production costs	(19 610,0)	(17 152,2)	(14 871,2)
Development costs incurred	9 618,4	9 339,9	9 367,1
Net change due to current reserves estimates from:
Improved recovery	—	—	—
Commercial arrangements	—	—	—
Revisions	(7 351,7)	1 695,3	3 527,6
Extensions	39 341,0	—	—
Net changes in prices and costs related to future production	59 665,2	21 021,7	(173 986,8)
Changes in estimated future development costs	(11 890,8)	(11 616,0)	(8 348,0)
Accretion of discount	1 522,2	2 195,5	9 441,1
Net change in income tax	(13 973,1)	2 355,0	35 442,4
Net change due to exchange rate	(24 878,9)	(14 143,1)	59 595,3

Present value at 30 June	50 587,1	18 144,8	24 448,7

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
4.1	Long-term Incentive Plan
4.2	The Deed of Trust for the Sasol Inzalo Management Trust*
4.3	The Deed of Trust for the Sasol Inzalo Employee Scheme*
4.4	Trust Deed constituting the Sasol Khanyisa Employee Share Ownership Plan
8.1	List of significant subsidiaries and significant jointly controlled entities
12.1	Certification of Bongani Nqwababa and Stephen Russell Cornell, Joint Presidents and Chief Executive Officers of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Paul Victor, Chief Financial Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of Bongani Nqwababa and Stephen Russell Cornell, Joint Presidents and Chief Executive Officers of Sasol Limited, and Paul Victor, Chief Financial Officer of Sasol Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2
Certification of Bongani Nqwababa and Stephen Russell Cornell, Joint Presidents and Chief Executive Officers of Sasol Limited and Paul Victor, Chief Financial Officer of Sasol Limited pursuant to Rule 13a-15(f) under the Securities Exchange Act of 1934, as adopted pursuant to Section 404 of the Sarbanes- Oxley Act of 2002.
15.2	Consent of independent registered public accounting firm—PwC
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Remuneration Report
99.3	Chief Financial Officer's Performance Overview
99.4	Our Operating Model Structure
99.5	Integrated Report—Our value-based strategy
99.6	Integrated Report—Our integrated value chain
99.7	Integrated Report—Operational overviews
99.8	Information about our board of directors and senior management
99.9	Integrated Report—Our governance framework
99.9.1	Sasol Limited Board Charter
99.9.2	Terms of reference—Audit Committee and Remuneration Committee

*
Incorporated by reference to our annual report on Form 20-F filed on 7 October 2008.

H-1

M-1

E&PI Location Maps

Licence Areas—Africa

Global Footprint and Office Locations

M-2