Form 20-F/A
period 2018-06-30
SASOL LTD
filed 2018-09-21
CIK 314590

As filed with the Securities and Exchange Commission on 21 September 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 2)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the year ended 30 June 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-31615

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

Securities registered or to be registered pursuant to Section 12(b) of the Act.

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

Securities registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

623 081 550 Sasol ordinary shares of no par value
16 085 199 Sasol preferred ordinary shares of no par value
6 394 179 Sasol BEE ordinary shares of no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Explanatory Note

This Amendment No. 2 to the Annual Report on Form 20-F (“Amendment No. 2”) of Sasol Limited (the “Company”) amends the Company’s Annual Report on Form 20-F for the fiscal year ended 30 June 2018 (the “Original 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on 28 August 2018, as previously amended by Amendment No. 1 on Form 20-F/A filed with the SEC on 20 September 2018 (the “Amendment No. 1”). The Company is filing this Amendment No. 2 solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits,” which was not included in the Original 20-F, and to furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Except as described above, this Amendment No. 2 does not amend any information set forth in the Original 20-F, as amended by the Amendment No. 1, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to 28 August 2018.

PART III

ITEM 19. EXHIBITS

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on Form 20-F on its behalf.

SASOL LIMITED

By:	/s/ BONGANI NQWABABA
Name: Bongani Nqwababa
Title: Joint President and Chief Executive Officer

Date: 21 September 2018