Form 20-F
period 2019-06-30
SASOL LTD
filed 2019-10-28
CIK 314590

Use these links to rapidly review the document

Item 17. FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on 28 October 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares	SSL	New York Stock Exchange
Ordinary Shares of no par value*	SSL	New York Stock Exchange
4,50% Notes due 2022 issued by Sasol Financing International Limited	SOLJAS	New York Stock Exchange
5,875% Notes due 2024 issued by Sasol Financing USA LLC	SOLJL	New York Stock Exchange
6,50% Notes due 2028 issued by Sasol Financing USA LLC	SOLJL	New York Stock Exchange
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
 624 696 971 Sasol ordinary shares of no par value
6 331 347 Sasol BEE ordinary shares of no par value

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

            If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

            Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232 405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2019. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

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

        "Financial Review" means the Chief Financial Officer's Finance Overview included in Exhibit 99.3.

        "Headline earnings per share (HEPS)" refers to disclosure made in terms of the JSE listing requirements.

        "Core headline earnings per share (CHEPS)" refers to a disclosure based on HEPS above, calculated by adjusting headline earnings with once-off items, period close adjustments and depreciation and amortisation of capital projects (exceeding four billion rand) which have reached beneficial operation and are still ramping up and share-based payments on implementation of Broad-Based Black Economic Empowerment (B-BBEE) transactions. Period close adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings is a useful measure of the group's sustainable operating performance. However, this is not a defined term under IFRS, should not be viewed as a substitute for earnings for the year or earnings per share and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, core headline earnings may not necessarily be indicative of Sasol's financial position, changes in equity, results of operations or cash flows.

        "EBIT" refers to earnings before interest and tax.

FORWARD-LOOKING STATEMENTS

        We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the US Securities and Exchange Commission, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

  •
  the capital cost of our projects, including the Lake Charles Chemicals Project (including material, engineering and construction cost) and the timing of project milestones;

  •
  our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends;

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

  •
  the risk of completing major projects like, for instance, our Lake Charles Chemicals Project (LCCP) within budget and schedule; and

  •
  our success at managing the foregoing risks.

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

        The financial data set forth below for the years ended as at 30 June 2019 and 2018 and for each of the years in the three-year period ended 30 June 2019 has been derived from and should be read in conjunction with our audited consolidated financial statements included in Item 18.

        Financial data as at 30 June 2017, 2016 and 2015, and for the years ended 30 June 2016 and 2015 have been derived from the group's previously published audited consolidated financial statements, which are not included in this document.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	30 June 2019(1)	30 June 2018(1)	30 June 2017(1)	30 June 2016(1)	30 June 2015(1)
	(Rand in millions) (except per share information and weighted average shares in issue)
Income Statement data:
Turnover	203 576	181 461	172 407	172 942	185 266
Earnings before interest and tax	9 697	17 747	31 705	24 239	46 549
Earnings attributable to owners of Sasol Limited	4 298	8 729	20 374	13 225	29 716
Statement of Financial Position data:
Total assets	469 968	439 235	398 939	390 714	323 599
Total equity	225 795	228 608	217 234	212 418	196 483
Total liabilities	244 173	210 627	181 705	178 296	127 116
Share capital(2)	9 888	15 775	29 282	29 282	29 228
Per share information (rand):
Basic earnings per share	6,97	14,26	33,36	21,66	48,71
Diluted earnings per share	6,93	14,18	33,27	21,66	48,70
Dividends per share(3)	5,90	12,90	12,60	14,80	18,50
Weighted average shares in issue (in millions):
Average shares outstanding—basic(4)	616,6	612,2	610,7	610,7	610,1
Average shares outstanding—diluted(5)	620,3	615,9	612,4	610,7	610,2

(1)
From 1 July 2018 the group has applied IFRS 15 'Revenue from Contracts with Customers' using the modified retrospective approach, by recognising the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity. For the comparative financial years, 2015 to 2018, the principles of the previous revenue standard, IAS 18 'Revenue', were applied.

(2)
For information regarding the share repurchases and cancellations please refer to "Item 18—Financial Statements—Note 15 Share capital".

(3)
The total dividend includes the interim and final dividend. Dividends per share in dollars are as follows: $0,42 for 30 June 2019, $0,97 for 30 June 2018, $0,95 for 30 June 2017, $1,03 for 30 June 2016 and $1,43 for 30 June 2015.

(4)
Increase in basic average shares outstanding is due to shares issued as long-term incentives (LTIs) to employees.

(5)
The number of shares outstanding is adjusted to show the potential dilution if the LTIs and Sasol Khanyisa Tier 1 were settled in Sasol Limited shares. The Sasol Khanyisa Tier 2 and Khanyisa Public schemes are anti-dilutive in 2019.

3.B Capitalisation and indebtedness

        Not applicable.

3.C Reasons for the offer and use of proceeds

        Not applicable.

3.D Risk factors

Our large projects are subject to schedule delays and cost overruns, and we may face constraints in financing our existing projects or new business opportunities, which could render our projects unviable or less profitable than planned

        We are progressing with the construction of our Lake Charles Chemicals Project (LCCP) in the US and indications are that the cost of the project will remain within the updated market guidance of US$12,6 - 12,9 billion. As at the end of June 2019, engineering, equipment fabrication and procurement were substantially complete and construction progress had reached 94% completion and overall the project completion is 98% with capital expenditure amounting to US$11,8 billion. During the financial year, we achieved first steam production in August 2018, followed by beneficial operation of our linear low density polyethylene (LLDPE) unit in February 2019, the ethylene oxide/ethylene glycol (EO/EG) unit in May 2019 and the ethane cracker in August 2019. The cracker remains stable at approximately 50% - 60% of design capacity, limited by operating issues with the acetylene removal system. A two to three week planned shutdown to replace the acetylene reactor catalyst is expected to address these issues. Normal production ramp up will occur after the acetylene reactor issues are resolved. These units, combined with the utilities that support them, comprise approximately 65% of LCCP's total capital cost. The progressive commissioning and start-up of the remainder of the derivative units is ongoing, with our low-density polyethylene (LDPE) facility anticipated to reach beneficial operation during the remainder of calendar year 2019 and our Ziegler alcohol, ethoxylates and Guerbet alcohol facilities completed shortly thereafter, to bring the LCCP to full completion during the remainder of 2020. Progress on the LCCP units is reviewed and considered internally and by third party consultants regularly, with past reviews identifying increased scope and slower construction and commissioning ramp-down curves as units reached start-up. As the start-up of the remaining units continues, we will update guidance in the event we confirm a materially different view of unit startup and/or cost.

        In Mozambique, Phase 1 and Phase 2 drilling activities in the Production Sharing Agreement (PSA) licence area have been completed. In total, 11 wells were drilled comprising of seven oil wells and four gas wells. We forecast recoverable volumes of light oil to be around the low end of the range presented in the field development plan, 8MMbbl compared to the midpoint of 55MMbbl. This has required a review of the development programme. While Phase 1 gas results confirmed gas resources cover for the planned Central Termica Temane (CTT), formerly Mozambique Gas to Power Project (MGtP), Phase 2 appraisal drilling results however indicate gas volumes to be at the lower end of our initial estimates. We plan to submit a revised field development plan encompassing an integrated oil, gas and LPG development for the whole licence area in 2020.

        The development of these projects involve capital-intensive processes carried out over long durations. It requires us to commit significant capital expenditure and allocate considerable management resources in utilising our existing experience and know-how.

        Projects like the LCCP and PSA are subject to the risk of delays and cost overruns inherent in any large construction project, including as a result of:

  •
  shortages or unforeseen increases in the cost of equipment, labour and raw materials;

  •
  unforeseen design and engineering problems, contributing to or causing late additions and/or increases to scope;

  •
  unforeseen construction problems;

  •
  unforeseen failure of mechanical parts or equipment;

  •
  unforeseen technical challenges on start-up causing delays in beneficial operations being achieved;

  •
  inadequate phasing of activities;

  •
  labour disputes;

  •
  inadequate workforce planning or productivity of workforce;

  •
  inadequate change management practices;
  •
  natural disasters and adverse weather conditions, including excessive winds, higher-than-expected rainfall patterns, tornadoes, cyclones and hurricanes;

  •
  failure or delay of third-party service providers; and

  •
  regulatory approvals and compliance obligations, including changes to regulations, such as environmental regulations, and/or identification of changes to project scope necessary to ensure safety, process safety, and environmental compliance.

        In addition, significant variations in the assumptions we make in assessing the viability of our projects, including those relating to commodity prices and the prices for our products, exchange rates, import tariffs, interest rates, discount rates (due to change in country risk premium) and the demand for our products, may adversely affect the profitability or even the viability of our investments.

        As the LCCP capital investment is particularly material to Sasol, any further cost overruns or adverse changes in assumptions affecting the viability of the project could have a material adverse effect on our business, cash flows, financial condition and prospects. We have updated the LCCP economics with the latest view of long-term market assumptions obtained from independent market consultants. Due to the uncertainty and volatility in the market, the views from the independent market consultants differ significantly from period to period. Views provided also differ on ethane price assumptions in the long term. This divergence in views makes it more difficult to accurately evaluate the project economics and increases the risk that the assumptions underlying our assessment of the viability of the project may prove incorrect.

        Our operating cash flow and credit facilities may be insufficient to meet our capital expenditure plans and requirements, depending on the timing and cost of development of our existing projects and any further projects we may pursue, as well as our operating performance and the utilisation of our credit facilities. As a result, new sources of capital may be needed to meet the funding requirements of these projects and to fund ongoing business activities. Our ability to raise and service significant new sources of capital will be a function of macro-economic conditions, our credit rating, our gearing and other risk metrics, the condition of the financial markets, future prices for the products we sell, the prospects for our industry, our operational performance and operating cash flow and debt position, among other factors.

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

Fluctuations in crude oil, natural gas, ethane and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial condition

        Market prices for crude oil, natural gas, ethane and petroleum products fluctuate as they are subject to local and international supply and demand fundamentals and other factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by general economic conditions; industry inventory levels; technology advancements; production quotas or other actions that might be imposed by international associations that control the production of a significant proportion of the worldwide supply of crude oil; weather-related damage and disruptions; competing fuel prices and geopolitical risks, including warfare; especially in the Middle East, North Africa and West Africa.

        During 2019, the dated Brent crude oil price averaged US$68,63/bbl and fluctuated between a high of US$86,16/bbl and a low of US$50,21/bbl. This compares to an average dated Brent crude oil price of US$63,62/bbl during 2018, when it fluctuated between a high of US$80,29/bbl and a low of US$46,53/bbl.

        A substantial proportion of our turnover is derived from sales of petroleum, natural/piped gas and petrochemical products, prices for which have fluctuated widely in recent years and are affected by crude oil prices, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors.

        The South African government controls and/or regulates certain fuel prices. The pump price of petrol is regulated at an absolute level. Furthermore, maximum price regulation applies to the refinery gate price of liquefied petroleum gas (LPG) and the sale of unpacked illuminating paraffin. South African liquid fuels are valued using the "Basic Fuel Price" (BFP) mechanism. BFP is a formula-driven price that considers, amongst others, the international prices of refined products (petrol, diesel, jet fuel and illuminating paraffin), the rand/US dollar exchange rate and the logistical cost of transporting liquid fuels to South Africa. The BFP is then used as a component in the regulated prices that are published by the government on a monthly basis. Piped gas prices are regulated through the approval of maximum piped gas prices by the National Energy Regulator of South Africa (NERSA) from time to time.

        Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuel operations.

        Prolonged periods of low crude oil, natural gas and petroleum prices could also result in projects being delayed or cancelled, as well as the impairment of certain assets. In North America, softer ethylene and global mono-ethylene glycol prices and an increase in the capital cost of our LCCP in Louisiana, US, resulted in the impairment of our Tetramerization and EO/EG cash generating units (CGU) by R7,4 billion (US$ 526 million) and R5,5 billion (US$ 388 million), respectively in 2019. Our shale gas assets in Canada were impaired by a further R1,9 billion (CAD181 million) as at 30 June 2019 to a carrying value of R22 million (CAD2 million). The total cumulative impairments recognised between 2014 and 2018 on our Canadian shale gas assets were R19,3 billion (CAD1,8 billion), mainly due to the declining gas prices. The valuation of the ammonia value chain in Southern Africa in 2019 was negatively impacted by softer international ammonia sales prices and higher gas feedstock prices. This resulted in an impairment of R3,3 billion.

        We use derivative financial instruments to partially protect us against day-to-day and longer-term fluctuations in US dollar oil, export coal and ethane prices. The oil price affects the profitability of both our energy and chemical products. See "Item 11—Quantitative and qualitative disclosures about market risk". While the use of these instruments may provide some protection against fluctuations in crude oil prices, it does not protect us against longer-term fluctuations in crude oil prices or differing trends between crude oil and petroleum product prices.

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

        Further, as explained above, the components of the BFP are US dollar-denominated and converted to rand, which impacts the price at which we sell fuel in South Africa.

        A significant part of our capital expenditure and borrowings are US dollar-denominated, as they relate to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa. Fluctuations in the rand/US dollar exchange rate impacts our gearing and estimated capital expenditure.

        We also generate turnover and incur operating costs in euro and other currencies.

        Fluctuations in the exchange rates of the rand against the US dollar, euro and other currencies impact the comparability of our financial statements between periods due to the effects of translating the functional currencies of our foreign subsidiaries into rand at different exchange rates.

        Accordingly, fluctuations in exchange rates between the rand and US dollar, and/or euro may have a material effect on our business, operating results, cash flows and financial condition.

        During 2019, the rand/US dollar exchange rate averaged R14,20, fluctuating between a high of R15,44 and a low of R13,11. This compares to an average exchange rate of R12,85 during 2018, when it fluctuated between a high of R14,48 and a low of R11,55. At 30 June 2019 the closing rand/US dollar exchange rate was R14,08 as compared to R13,73 at 30 June 2018.

        The rand exchange rate is affected by various international and South African economic and political factors. Subsequent to 30 June 2019, the rand has on average weakened against the US dollar and the euro, closing at R14,63 and R16,21, respectively, on 25 October 2019. In general, a weakening of the rand would have a positive effect on our operating results. Conversely, strengthening of the rand would have an adverse effect on our operating results, cash flows and financial condition. However, given the significance of our foreign currency denominated long-term debt a weaker rand against the US dollar has a negative impact on our gearing. Refer to "Item 5.A—Operating results" for further information regarding the effect of exchange rate fluctuations on our results of operations. We engage in hedging activities which partially protects the balance sheet and our earnings against fluctuations in the rand exchange rate. While the use of these instruments may provide some protection against fluctuations in the rand exchange rate, it does not protect us against a longer term strong rand/US dollar exchange rate. Refer to "Item 11—Quantitative and qualitative disclosures about market risk".

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

Cyclicality in petrochemical product prices and demand may adversely affect our business, operating results, cash flows and financial condition

        The demand for chemicals, especially products such as polymers, solvents, surfactants and fertilisers is cyclical. Typically, higher demand during peaks in the industry business cycle leads producers to increase their production capacity. Although peaks in the business cycle have been characterised by increased EBIT margins in the past, such peaks have led to overcapacity with supply exceeding demand growth. Low periods during the industry business cycle are characterised by excess capacity, which can depress EBIT margins. Currently, shorter term factors including the current US/China trade dispute, 'Brexit' the scheduled withdrawal of the United Kingdom from the European Union, business and consumer confidence trends as well as other geo-political tensions pose significant risks to demand. Supply is currently largely affected by the US-China trade tensions and the capacity overbuild taking place in China. Consequently, forecasting the timing of the industry business cycle, and prices for chemical products during downturns in the cycle, remain difficult and a deterioration in overall conditions may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

Failure to comply with any debt covenant could have an adverse impact on our financial position and results and/or liquidity

        Our principal credit facilities contain restrictive covenants. These covenants limit, among other things, encumbrances on assets of Sasol and its subsidiaries, the ability of our subsidiaries to incur debt and the ability of Sasol and its subsidiaries to dispose of assets in certain circumstances. These restrictive and financial covenants could limit our operating and financial flexibility. Failure to comply with any covenant would enable the lenders to accelerate repayment obligations or may result in unfavourable changes to the credit facilities. Moreover, Sasol's credit facilities have standard provisions whereby certain events relating to other borrowers within the Group could, under certain circumstances, lead to acceleration of debt repayment under the credit facilities and the acceleration of debt repayment under the group's credit facilities and other borrowings under these cross-acceleration clauses could create liquidity pressures. In addition, the mere market perception of a potential breach of any financial covenant could have a negative impact on our ability to refinance indebtedness or the terms on which this could be achieved.

We identified a material weakness in our internal control over financial reporting as of 30 June 2019, which we are still in the process of remediating. If we are unable to remediate this material weakness, or if we experience additional material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. As disclosed below under Item 15. Controls and Procedures, during 2019, management identified a material weakness in internal control over financial reporting with respect to the capital cost estimation process implemented in connection with the LCCP which resulted from the aggregation of a series of individual control and project related control environment deficiencies. As a result, management concluded that our internal control over financial reporting was not effective as of 30 June 2019. While we are currently implementing remedial measures, there can be no assurance that our efforts will be successful. The material weakness cannot be considered remediated until the remedial controls operate for a sufficient period of time and management has time to conclude, through testing, that these controls are operating effectively. As a result of the material weakness described above, our management also concluded that our disclosure controls and procedures were not effective as of 30 June 2019.

        We cannot be certain that any remedial measures we are currently in the process of implementing, or our internal control over financial reporting more generally, will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Our failure to implement our remediation plan referred to above, or to implement newly required or improved controls or adapt our controls, or difficulties encountered in their operation, or difficulties in the assimilation of acquired businesses into our control system, could prevent us from meeting our financial reporting obligations, including filing our periodic reports with the SEC on a timely basis and maintaining compliance with applicable NYSE listing requirements, or result in a restatement of previously disclosed financial statements.

        The material weakness identified during 2019 resulted in a revision of capital commitments as at 30 June 2018. If other currently undetected material weaknesses in our internal controls exist, it could result in material misstatements in our financial statements requiring us to restate previously issued financial statements. In addition, material weaknesses, and any resulting restatements, could cause investors to lose confidence in our reported financial information, and could subject us to regulatory scrutiny and to litigation from shareholders, which could have a material adverse effect on our business and the price of our ordinary shares or ADSs. Furthermore, the remediation of any such material weaknesses could require additional remedial measures including additional personnel, which could be costly and time-consuming. If we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our share price and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

        Certain of the factors identified as resulting in the material weakness discussed above, in particular, that certain persons within the LCCP project management team responsible for the management of the Company reported inaccurate capital cost projections to senior executives and the board, may also constitute a reportable irregularity in accordance with the South African Auditing Profession Act 26 of 2005, on the basis that such persons may not have acted with the necessary care, skill and diligence required, which failure has caused, or is likely to cause material financial loss to the entity or stakeholders in its dealings with the entity, or, alternatively, this activity may have constituted a material breach of fiduciary duties by such persons. As a result of this activity, the Company removed all work responsibilities and initiated disciplinary action against one individual and negotiated the separation of three additional individuals, and took other remedial actions. Management believe that actions taken effectively remediate the activities that gave rise to a reportable irregularity. PricewaterhouseCoopers Incorporated (PwC) reported a reportable irregularity to the Independent Regulatory Board for Auditors in South Africa and concluded that these matters have been remediated and are no longer continuing.

Our ability to respond to climate change could negatively impact our growth strategies, reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations and affect our future legal licence to operate

        Key manufacturing processes in South Africa, especially coal gasification and combustion, result in relatively high carbon dioxide emissions. Sasol is committed to reducing its overall impact on the environment, while developing and implementing an appropriate climate change management response to enable the long-term resilience of the company's strategy and business operations. Sasol's ability to develop and implement an appropriate climate change mitigation response poses a significant transitional risk for our business in South Africa. This is heightened by the necessity to appropriately address increasing societal pressures and shifts away from carbon intensive processes and products, as well as meeting new and anticipated policy and legislative requirements including carbon tax, budgets and reduction targets. It is particularly challenging in South Africa where access to lower carbon energies is limited and related infrastructure is under-developed.

        A carbon tax was implemented in South Africa from 1 June 2019, which will significantly increase the operational costs of our South African operations post 2022. For the first phase to 2022, several transitional tax-free allowances are provided. The headline carbon tax is R120 per ton of CO2e (carbon dioxide equivalent) before tax-free allowances, for emissions above the tax-free thresholds. At the same time the South African government is developing carbon budgets. Currently, there is uncertainty on how the mandatory carbon budget will be implemented and aligned to the carbon tax. The future risk that Sasol faces is how much the group will need to pay for either the carbon tax or possible penalties for exceeding the carbon budgets for the subsequent phases from 2023 onwards should the scale of mitigation not be possible in the timeframe required. Sasol's current carbon tax liability pre-tax is approximately R800 million to R1 billion per annum pre-tax in 2020, escalating at CPI + 2 percentage points until 2022. Considering South Africa's developmental challenges, the structure of its economy and the fact that the carbon tax design is not aligned with the carbon budget system, Sasol is supportive of carbon pricing but believes that alternative mechanisms could achieve the outcome sought by the proposed stand-alone carbon tax. In this instance, the alignment of the carbon budget with the carbon tax offers an efficient and effective solution for the South African economy to still grow while transitioning to a lower carbon economy. We continue to work to advocate for such a solution and actively engage with government and various stakeholders to appropriately manage these challenges that balance the need for economic development, job creation, energy security and greenhouse gas (GHG) emission reductions. Whilst we are not supportive of the Carbon Tax Act in its current form, Sasol is adhering to the Act and is participating in the relevant government process to develop the operating rules for the tax.

        The group sees a lower carbon emission world representing changes to energy demand, regulations and commodity consumption patterns (also seen in externally validated data). Companies that do not respond to these possible realities could find parts of their portfolios, or potentially their entire business model, becoming less robust over time. Through our scenario analysis, Sasol visualises the potential areas where our business might be less robust to further changes in demand patterns, regulations or technology changes. This enables proactive mitigation action to be taken so that our operations (and our overall value chain) remain robust, as the world transitions to a lower carbon future. Given future uncertainty, Sasol has used a rigorous process to develop a set of scenarios based on an understanding of global and national energy system fundamentals, including government policy and carbon risk. There are, however, risks associated with accuracy, completeness and correctness of various assumptions that are used as inputs to scenario analysis work undertaken, including scenarios developed to test resilience to climate change threats. Should these assumptions prove to be inaccurate, incomplete or incorrect this could potentially significantly impact our resilience. In addition, scenarios by their very nature are inherently risky as it relates to limited ability to predict future outcomes.

        Sasol's preliminary 2030 analysis of the Paris Agreement focuses our attention on reducing the use of coal to produce electricity as an immediate and critical mitigation opportunity for reducing emissions and will form part of a broader initiative to remain resilient. Sasol's foundation business portfolio in South Africa is sensitive to climate related risks if further reductions are not undertaken.

        Further, climate change poses a significant risk for both our South African and global business as it relates to potential physical impacts including change of weather patterns, water scarcity and extreme weather events such as, hurricanes, tornadoes, flooding and sea level rise. In this regard, work is underway to develop an adaptation strategy for the identified key priority regions such as the US Gulf Coast, Mozambique, and South African operations (Secunda and Sasolburg). Ongoing monitoring efforts accordingly also guide our interventions to improve our maintenance, asset integrity processes and response procedures. While we are in the process of implementing an emission reduction framework based on the three pillars of reducing our emissions, transforming our coal-based operations and shifting our portfolio to a lower-carbon business, this framework may not be adequate to enable us to fully comply with any current or future regulations over GHG emissions.

        Our international operations are less carbon-intensive and have been operating for some time in a more mature GHG regulatory regime. However, enhanced focus on issues concerning environmental quality and climate change may result not only in a more complex regulatory environment, but also additional legal risk, to the extent that damages relating to climate change and other air quality impacts are brought into judicial systems around the world. In addition our permits and operational licences are subject to public comment and/or input from stakeholders in certain of the jurisdictions in which we operate and there is an emerging trend by activists to use the public comment period to challenge a company's response to climate change.

Our coal, synthetic oil, natural oil and natural gas reserve estimates may be materially different from quantities that we eventually recover

        Our reported coal, synthetic oil, natural oil and gas reserves are estimated quantities based on applicable reporting regulations that, under present conditions, have the potential to be economically mined, processed, produced, delivered to market and sold.

        There are numerous uncertainties inherent in estimating quantities of reserves and in projecting future rates of production, including factors that are beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, costs to develop and produce, and market prices for related products.

        Reserve estimates are adjusted from time to time to reflect improved recovery and extensions, and also revised from time to time based on improved data acquired from actual production experience and other factors, including resource extensions and new discoveries. In addition, regulatory changes, market prices, increased production costs and other factors may result in a revision to estimated reserves. Revised estimates may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.D—Property, plants and equipment".

We may be unable to access, discover, appraise and develop new coal, synthetic oil, natural oil and natural gas resources at a rate that is adequate to sustain our business and/or enable growth

        Competition for suitable opportunities, increasing technical difficulty, stringent regulatory and environmental standards, large capital requirements and existing capital commitments may negatively affect our ability to access, discover, appraise and develop new resources in a timely manner, which could adversely impact our ability to support and sustain our current business operations. We acquire certain of these feedstocks through long term supply agreements and if the price levels at which replacement agreements are put into place are less favourable when such long term supply agreements come to an end it could adversely affect our business, cash flows and financial condition.

        Our future growth could also be impacted by these factors, potentially leading to a material adverse effect on our business, operating results, cash flows and financial condition.

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

        In addition, delays in the sale of assets, or reductions in value realisable, may arise due to changing market conditions. Failure to achieve expected values from the sale of assets, or delays in expected receipt or delivery of funds may result in higher debt levels, the underperformance of those businesses and the loss of key personnel.

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint arrangements and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business overview" for a description of the extent of our activities in the main countries and regions in which we operate. Although we are a South African-domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in other African countries, chemical businesses in Europe, the US, the Middle East and Asia, a joint venture GTL facility in Qatar, joint operations in the US and Canada and a 10% indirect economic interest in the Escravos GTL (EGTL) project in Nigeria, which is an upstream joint venture between Chevron Nigeria Limited (CNL) and Nigerian National Petroleum Corporation (NNPC).

        Particular aspects of country-specific risks that may have a material adverse impact on our business, operating results, cash flows and financial condition include:

(a) Political and socioeconomic issues

  i. Political, social and economic uncertainty

        We have invested, or are in the process of investing in, significant operations in Southern African, Western African, European, North American, Asian and Middle Eastern countries that have in the past, to a greater or lesser extent, experienced political, social and economic uncertainty.

        South Africa faces ongoing challenges in improving the country's long-term growth potential and weak public sector revenue growth, stabilising debt levels and addressing weaknesses at state-owned enterprises and other institutions. These factors continue to pose a risk to South Africa's sovereign credit rating outlook. In Mozambique, there has been an improvement in economic conditions. However, very high levels of public sector debt, insufficient governance, accountability and transparency, the need to strengthen institutions, security concerns and extreme weather events are expected to remain significant risks to the sovereign credit and operational outlook for the foreseeable future.

        At a global level, the trade dispute between the US and China, the evolution of the Brexit process, geo-political tensions and conflicts, potential financial vulnerabilities that have been built up over years due to low-to-zero interest rates, abrupt shifts in financial conditions and weakening economic growth can also all have an influence on the macro-economic outlook in the countries in which we operate.

        Other countries in which we operate could from time-to-time face sovereign rating risks, which may impact our counterparties' ability to access funding and honour commitments.

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

        Sasol's strategic objective to progressively grow a resilient oil-based portfolio in selected West African countries, inherently carries frontier basin exploration and new country entry risks, offset by potential high reward through unlocking of new exploration plays. Sasol manages the associated exploration and new country risks through building a balanced portfolio of exploration and production assets, rigorously ensuring compliance with all corporate and legislative governance requirements, and following its internal technical and business quality assurance processes.

  ii. Transformation and local content

        In all countries, our operations are required to comply with local procurement, employment equity, equity participation, corporate social responsibility and other regulations that are designed to address country-specific social and economic transformation and local content issues. Should we not meet or are perceived to not be meeting country-specific transformation or local content requirements or regulations, our ability to sustainably deliver on our business objectives may be impacted.

        In South Africa, there are various transformation initiatives with which we are required to comply since Sasol operates in more than one sector of the economy. The broad risks that we face should we not comply with these transformation initiatives include the inability to obtain licences to operate in certain sectors such as mining and liquid fuels, limited ability to successfully tender for government and public entity business and potential loss of customers (as private sector customers increasingly require their suppliers to have a minimum B-BBEE rating).

        The 2018 Mining Charter was published for implementation on 27 September 2018. On 19 December 2018 certain amendments were published in the Government Gazette which provided that existing mining right holders must implement the 2018 Mining Charter from 1 March 2019. Although the 2018 Mining Charter is an improvement on the 2017 draft, the Minerals Council commenced with a judicial review of certain aspects of the 2018 Mining Charter. Sasol Mining will monitor the outcome of this process which may either result in the status quo being retained or certain amendments being made to the 2018 Mining Charter that may address the Minerals Council's concerns. For more information refer to "Item 3.D—Risk Factors—South African mining legislation may have an adverse effect on our mineral rights".

        The revised Codes of Good Practice for Broad-Based Black Economic Empowerment (B-BBEE) (the Revised Codes), which came into effect on 1 May 2015, provide a standard framework for the measurement of B-BBEE across all sectors of the economy, other than sectors that have their own sectorial transformation charters (e.g. the mining and liquid fuels industries). The Revised Codes provide more stringent targets, which negatively impacted on Sasol's B-BBEE contributor status. The liquid fuels industry is currently developing the

"Petroleum and Liquid Fuels Sector Charter" (PLFSC) which will regulate B-BBEE in the liquid fuels and gas sector. While it is too early to assess the impact of the PLFSC, the PLFSC will be required to set industry-specific targets that cannot be more lenient than those in the Revised Codes.

        Since our September 2017 announcement of plans to unwind the Sasol Inzalo B-BBEE transaction and introduce the Sasol Khanyisa B-BBEE transaction, we placed specific management focus on engaging with trade unions on issues pertaining to employee share ownership levels. Two of the five Sasol trade unions, Solidarity and CEPPWAWU, declared disputes relating individually to Sasol Khanyisa and the unwind of Sasol Inzalo which, if not resolved, might result in industrial action, which could adversely affect our operations and could give rise to costs which would impact earnings. In the case of the Solidarity trade union, the Sasol Khanyisa dispute is similar to disputes the trade union has with three other large employers in South Africa. The President of the Labour Court requested the various employers to prepare a stated case in order to allow the Labour Court to give guidance in this regard. It is therefore not a Sasol only matter in South Africa and affects other large companies as well. The Sasol Inzalo dispute lodged by the CEPPWAWU trade union has lost its momentum and it is no longer regarded as a major threat to Sasol. The time frame within which the matter was to be continued has become stale.

        On 6 May 2019, Sasol received a statement of claim filed by the trade union Solidarity with the Labour Court in Johannesburg, alleging that the Sasol Khanyisa Employee Share Option Plan (ESOP) element of the Sasol Khanyisa transaction is discriminatory as it does not include white employees in South Africa and employees working for Sasol outside South Africa. This litigation is ongoing and we are unable at this time to assess the potential effect the ultimate outcome of the matter may have on the Sasol Khanyisa B-BBEE transaction. In addition, the Department of Mineral Resources and Energy may not recognise the ownership component of Sasol Khanyisa in which case we may be unable to fully comply with the 2018 Mining Charter requirements related to new or amended licence applications, or the B-BBEE Commissioner may not recognise that the vendor financing mechanism allows us to be allocated points on Enterprise Supplier Development. Although Sasol Mining has applied for recognition of the Sasol Khanyisa ESOP to meet the ownership requirements contained in the 2018 Mining Charter, the Department of Mineral Resources and Energy has not yet formally responded to the request. The litigation instituted by Solidarity is of importance since the Department of Mineral Resources and Energy might be awaiting the outcome thereof before a final decision will be taken in respect of Sasol Khanyisa. At this stage all applications submitted prior to the 2018 Mining Charter becoming effective are being processed based on Sasol Mining's historic ownership level.

        We expect that the long-term benefits of Sasol Khanyisa to the company and South Africa should outweigh any possible adverse effects, such as dilution to existing shareholders, but we cannot assure you that future implications of compliance with these requirements or with any newly imposed conditions will not have a material adverse effect on our shareholders or business, operating results, cash flows and financial condition. See "Item 4.B—Empowerment of historically disadvantaged South Africans".

        Value creation, if any, to the majority of the Khanyisa shareholders at the conclusion of the transaction is exposed to the inherent business risks of Sasol South Africa during the empowerment period. This could potentially have an impact on dividend distributions to those Khanyisa shareholders that are required to settle funding obligations or otherwise negatively impact the valuation of the Sasol South Africa business on conclusion of the transaction.

  iii. Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly of general workers, artisans and technical operators. While Sasol believes its labour relations are currently stable, the South African labour market remains volatile and can be characterised by major industrial action in key sectors of the economy especially during wage negotiations.

        In Sasol South Africa, only the industrial chemicals sector is scheduled for wage negotiations during 2019. The petroleum sector is covered by a three-year wage agreement effective 1 July 2018 to 30 June 2021.

        Sasol Mining concluded a three-year wage agreement with all five of its participating trade unions in August 2017 valid until June 2020, paving the way for stable labour relations over the duration of three years.

        Although we have positive relationships with our employees and their unions, significant labour disruptions could occur in the future and our labour costs could increase significantly in the future.

(b) Fiscal and monetary policies

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

        South African consumer price inflation averaged 4,6% in 2019, from 4,5% in 2018. During the year, inflation was impacted mainly by muted food price increases, electricity tariff hikes and higher fuel prices. Despite relatively stable inflation, the South African Reserve Bank decided to hike the policy interest rate by 25 basis points to 6,75%, citing potential upside inflationary pressures emanating from tightening global financial conditions, exchange rate weakness, higher wage growth, global oil price trends and possible above-inflation target electricity and water tariff adjustments as reasons for the decision. The policy interest rate was maintained at 6,75% for the rest of 2019.

        South Africa's economic outlook remains constrained as policy uncertainty, weak levels of business and consumer confidence, and a generally weaker global outlook weigh on the country's growth prospects. Ongoing economic weakness and subdued inflation already prompted the Reserve Bank to cut the policy interest rate by 25 basis points to 6,50% in July 2019.

        The exchange rate remains a key risk to the inflation outlook. Global financial conditions, trade disputes, emerging market sentiment swings and domestic political and policy developments are likely to contribute to ongoing currency volatility.

        The already weakening global growth outlook is clouded by the US and China trade dispute, while the Brexit process, weak euro area growth prospects and heightened geo-political tensions could result in even weaker than currently expected global growth. South African policy uncertainty, potential electricity supply constraints, limited fiscal space and low confidence levels are likely to constrain the country's near-term growth prospects. Against this background, Sasol's product sales in key markets are likely to remain under pressure for the foreseeable future.

(c) Legal and regulatory

  i. Exchange control regulations

        South African law provides for exchange control regulations which apply to transactions involving South African residents, including both natural persons and legal entities. These regulations may restrict the export of capital from South Africa, including foreign investments. The regulations may also affect our ability to borrow funds from non-South African sources for use in South Africa, including the repayment of these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions may affect the manner in which we finance our transactions outside South Africa and the geographic distribution of our debt. See "Item 10.D—Exchange controls" and "Item 5.B—Liquidity and capital resources". We may also be impacted by new exchange control regulations affecting our operations in Gabon. See "Item 4.B—Business overview—Regulation—Safety, health and environment—Regions in which Sasol operates and their applicable legislation—Gabon".

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

        In particular, two of our subsidiaries, Sasol Oil (Pty) Ltd ("Sasol Oil") and Sasol Financing International (SFI), have received assessments in relation to international business activities. The litigation in respect of the Sasol Oil matter has been resolved with Sasol no longer exposed to a potential liability and the litigation proceedings relating to the assessments in respect of SFI are still ongoing.

        For more information regarding pending tax disputes and assessments see "Item 4.B—Business overview—Legal proceedings and other contingencies".

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

(d) Transportation, water, electricity and other infrastructure

        Our operations are located in multiple regions across the world and are reliant upon stable supply of electricity, availability of water and access to transportation routes in order to optimally run our operations and/or move our products. The infrastructure in some countries in which we operate, such as rail infrastructure, inland water systems, electricity and water supply, may need to be further upgraded and expanded, and in certain instances, possibly at our own cost. Should we not have access to reliable electricity supply, or should we have limited access to water or experience infrastructure challenges in the regions in which we operate, this could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

        Reliable supply of electricity is important to run our plants optimally. The South African power system specifically remains tight. Unplanned power outages as we experienced at our South African plants in 2019 have a negative impact on our production volumes, cost and profitability. Backup systems increase the cost of production and while we have the capacity to generate the majority of our own requirements, this only mitigates the risk partially as we remain dependent on external electricity supply.

        Water, as a resource, is becoming increasingly limited as global demand for water increases. A significant part of our operations, including mining, chemical processing and others, requires use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost of our water supplies or otherwise impact our operations. Water use by our operations varies widely depending largely on feedstock and technology choice. Water to our South African operations is supplied from the Integrated Vaal River System (IVRS), making up 86% of Sasol's total water demand. While the water supply to these operations remains secure the revised water balance for the IVRS continues to show a worsening of the water supply imbalance which may result in an increasing probability of water restrictions being imposed. Although various technological advances may improve the water efficiency of our processes they are capital intensive. We may experience limited water availability and other infrastructure challenges related to our South African operations which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

        Transportation of inbound materials to plants and products to customers is reliant on the region's available infrastructure. Numerous factors like natural disasters or extreme weather events may impact on transportation modes which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(e) Stakeholder relationships

        Sasol has a complex network of stakeholders, often with competing interests. Our stakeholders are persons or groups who are directly or indirectly affected by our operations, as well as those who have interests in our business and/or the ability to influence its outcomes. Stakeholders may include members of local communities and their representatives, national, provincial or local government authorities, officials at all spheres of government, government agencies, multilateral organisations, regulators, political and religious leaders, civil society organisations and groups with special interests, suppliers, investors, business partners, customers, employees, trade unions, academics and media. Failure to manage relationships with our stakeholders may harm our reputation as well as our ability to conduct our operations effectively. Our stakeholder objective is to position Sasol as a credible partner and build trust with all our stakeholders. Our engagement approach is premised on open and effective communication, clear feedback, mutually beneficial outcomes where possible, as well as inclusiveness and integrity. However, we cannot assure you that the strategy will mitigate the risk fully and therefore, actions taken by stakeholders could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(f) Contract stability

        Host governments in some of the resource-rich countries in which we operate or consider making investments may display tendencies of wanting to change existing contracts through early terminations, non-renewal or cancellation of contractual rights, or we may not be able to fully enforce our contractual rights in those jurisdictions or enforce judgements obtained in the courts of other jurisdictions, should they hold the view that these contracts are not beneficial to their countries.

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

        Petrochemical and energy companies need to be particularly vigilant with regard to the risk of bribery, especially when the scale of investments and the corruption perception of the countries where operations take place are considered. We, like other international petrochemical companies, have a geographically diverse portfolio and conduct operations in countries, some of which have a perceived high prevalence of corruption. Our operations must comply with applicable anti-bribery laws, such as the US Foreign Corrupt Practices Act as well as similar anti-corruption and anti-bribery laws of South Africa and other applicable jurisdictions. There has been a substantial increase in the global enforcement of these laws. In particular, major investments in countries with a high corruption risk are subject to an elevated risk in dealing with other private companies, governments or government-controlled entities. Although we have an anti-corruption and anti-bribery compliance programme in place which is designed to prevent and reduce the likelihood of violations of such laws by our employees and companies associated with us, any violation could result in substantial criminal or civil sanctions and could damage our reputation.

  Sanctions laws

        Our international operations require compliance with applicable trade and economic sanctions or other restrictions imposed by governments, such as the US and United Kingdom, or organisations, including the United Nations, the European Union (EU) and its member countries. These trade and economic sanctions are not always aligned and this increases the complexities when a company has operations in various countries. Under economic and trading sanctions laws, governments may seek to impose modifications to business practices, and modifications to compliance programmes, which may increase compliance costs, and may subject us to fines, penalties and other sanctions.

        Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to frequent amendments or changing interpretations.

        We are monitoring developments in the US, the EU and other jurisdictions that maintain sanctions programmes, including developments in implementation and enforcement of such sanctions programmes. Expansion of sanctions programmes, embargoes and other restrictions in the future (including additional designations of persons, entities and countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could have a material adverse effect on our business, operating results, cash flows and financial condition.

  Environmental laws and regulations

        In recent years, the environmental legislation in South Africa has resulted in significantly stricter standards. For instance, by 1 April 2020, our existing plants are required to meet more stringent point source standards for air quality emissions applicable to newly commissioned plants. Meeting some of these requirements will require retrofitting of some of our existing plants, we continue to invest significant capital and are on track with the implementation of committed roadmaps intended to bring us into compliance with most of the new plant standards by 2025, supported by pending postponement applications for extension of compliance timeframes. We submitted these to the National Air Quality Officer in the first quarter of 2019. The new plant standard for boiler sulphur dioxide could pose significant compliance challenges for our existing plants beyond 2025 from a technical and financial feasibility point of view. Accordingly, Sasol continues discussions with key stakeholders, including support to the technical panel of experts being appointed by the Department of Environment, Forestry and Fisheries to provide strategic and technical guidance towards effective management of sulphur dioxide emissions from old plants. These efforts are aimed at the identification of sustainable longer-term solutions and technologies to enable us to comply and advance the necessary environmental compliance and improvement roadmaps.

        To mitigate associated air quality compliance risks in the short and long term, Sasol will be reliant on mechanisms available in law and decisions thereon by the relevant authorities to obtain postponements on the requisite compliance timeframes. We also rely on other mechanisms, such as the implementation of air quality offsets as per our approved plans, to achieve our compliance obligations. We recognise that existing standards may become stricter over time which may pose a risk to some of our maturing operations in South Africa. This may, in some cases, adversely affect our business, financial condition, results of operations and cash flows.

        The outcome of these processes and applications cannot be guaranteed and may be successfully challenged by third parties. Non-compliance may result in the violation of licence conditions with the associated consequence of administrative enforcement action, which may include directions to cease operations, fines and penalties including criminal prosecution. This may have a material adverse impact on our business.

        Some of our South African operations are carried out in declared air quality priority areas which are further subject to the requirements of the Vaal Triangle Air-Shed Priority Area Air Quality Management Plan and the Highveld Priority Area Air Quality Management Plan. These plans are currently under review, subject to the completion of source apportionment studies. Accordingly, further emission reduction commitments may be required from Sasol and are likely to trigger additional cost for air quality improvements in these priority areas.

        Outside of South Africa, we operate a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. These operations are subject to numerous laws, regulations and ordinances relating to safety, health and the protection of the environment which may also affect our operating results and financial condition. The essential objectives of these legal frameworks are largely consistent with that of the South African framework, although regulatory and permitting requirements are more established and entrenched in some regions.

  Competition laws/Anti-trust laws

        Violations of competition/anti-trust legislation could expose the group to administrative penalties, civil claims and damages, including punitive damages by companies which can prove they were harmed by the violation of competition/anti-trust legislation. Such penalties and damages could be significant and have an adverse impact on Sasol's business, operating results, cash flows and financial condition. In addition, Sasol's reputation could be damaged by findings of such contraventions and individuals could be subject to imprisonment or fines in countries where competition/anti-trust violations are a criminal offence.

        On 16 June 2017, Sasol Germany GmbH received a request for information issued by the European Commission. The request for information related to agreements and /or concerted practices regarding the purchasing of ethylene since 2008. On 31 July 2017, Sasol Germany GmbH responded to the request for information. On 5 March 2019, the European Commission confirmed that Sasol Germany GmbH was not a party to the investigations.

        Although it is Sasol's policy to comply with all laws, and notwithstanding training and compliance programmes, we could inadvertently contravene competition/anti-trust laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages. We endeavour to remain compliant with competition/anti-trust legislation in all the jurisdictions in which we operate to avoid any material adverse impact on our reputation, business, operating results, cash flows and financial condition.

South African mining legislation may have an adverse effect on our mineral rights

        The Minister of Mineral Resources has indicated Government's intention to withdraw the Mineral and Petroleum Resource Development Amendment Bill in order to separate oil and gas related matters from that of mineral related matters. It is anticipated that the new "Petroleum Bill" will be introduced to the South African parliament formed following the elections held in May 2019. The impact thereof on our operations will be considered once we have clarity on the nature of the amendments.

        The Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (2018 Mining Charter) was published on 27 September 2018 for implementation. The 2018 Mining Charter contains a number of changes compared to the previous Mining Charter including but not limited to an increase in the BEE shareholding requirement from 26% to 30% in respect of new mining right applications. Furthermore, recognition is given to mining right holders who have achieved 26% BEE shareholding and whose shareholders exited prior to commencement of the 2018 Mining Charter. Such recognition is however only applicable for the duration of the right and not for subsequent renewals in which instance a 30% BEE shareholding is required. The 2018 Mining Charter contains more stringent compliance criteria than the previous Mining Charter, especially in respect of applications for new mining rights and the requirements in respect of procurement of mining goods which may have a material adverse effect on Sasol Mining. The potential impact on Sasol Mining may be two-fold: higher cost of production and the risk of being in non-compliance with the requirements of the 2018 Mining Charter which could lead to the suspension or cancellation of Sasol Mining's mining and/or prospecting rights. If a holder of a prospecting right or mining right in South Africa conducts prospecting or mining operations in contravention of the MPRDA, the converted mining rights can be suspended or cancelled by the Minister of Mineral Resources. The entity, upon receiving a notice of breach from the Minister, has a specific period of time to remedy such breach.

        The MPRDA and applicable provisions in the National Environmental Management Act and National Water Act impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

        The effect of the possible future amendments to the MPRDA, associated regulations to be promulgated and the 2018 Mining Charter on our mining and petroleum rights in the future may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—The Mining Charter and the Mineral and Petroleum Resources Development Amendment Bill".

Legislation in South Africa on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

Regulation of Petroleum Products

The Petroleum Products Amendment Act

        The Petroleum Products Amendment Act (the Petroleum Products Act) requires persons involved in the manufacturing, wholesale and retail sale of petroleum products to obtain relevant licences for such activities. Sasol Oil, Natref and Sasol South Africa Limited have submitted applications for their respective operations. The Sasol Oil wholesale licence and Sasol South Africa Limited manufacturing licence applications have been approved and the licences issued. The Sasol Oil manufacturing licence application has been accepted, however the licence has not yet been issued. As provided in the Petroleum Products Act, Sasol Oil continues to act as a deemed licence holder in relation to its manufacturing activities. The Natref manufacturing licence application is also still under review by the Department of Mineral Resources and Energy.

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

        The Petroleum Products Act entitles the Minister of Energy to regulate the prices, specifications and stock holding of petroleum products and the status in this regard is as follows:

  •
  The retail-pump prices of petrol, maximum refinery gate price of liquid petroleum gas (LPG) and the single maximum national price of illuminating paraffin are regulated. Prices are adjusted monthly according to published working rules and pricing formulae.
  •
  The Department of Mineral Resources and Energy is currently reviewing the BFP mechanism. Revisions to the formula used to calculate the BFP could significantly impact revenue derived from liquid fuel sales in South Africa.

  •
  Regulations to better align South African liquid fuels specifications with those prevailing in Europe were intended to become effective on 1 July 2017. As none of the local refineries, including those of Sasol, would have been able to comply with these new specifications, the Minister of Energy rescinded and amended the regulations and will announce a new implementation date in due course. There is a significant risk that the market demand and imported supply of cleaner fuels could overtake the regulatory date of the introduction of these fuel specifications and/or the date by which we can upgrade our plants to meet this demand. Compliance with these new fuel specifications will require substantial capital investments at both Natref and Secunda Synfuels Operations. The amount of capital investment required has not yet been finalised and discussions with the South African government regarding potential investment incentives are on-going.

  •
  While regulations obliging licensed manufacturers to blend bio fuels with petrol and diesel are in force in South Africa, the enabling legislation to enable bio-fuels manufacturing has however not been enacted. The effect of bio-fuels blending on Sasol's liquid fuels production and sales and our financial condition cannot be determined at this time.

Regulation of pipeline gas activities in South Africa

The Gas Act

        The Gas Act provides that the National Energy Regulator of South Africa (NERSA) has the authority to issue licences for construction and operation of gas pipelines and trading in gas. NERSA also has the authority to approve gas transmission tariffs and maximum gas prices that may be charged by gas traders, where there is inadequate competition as contemplated in the South African Competition Act. The Gas Act further gives NERSA the authority to impose fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Gas Act. Future regulation of maximum gas prices may have a material adverse effect on our business, operating results, cash flow and financial condition.

        Pursuant to the 2013 NERSA decisions approving the Sasol Gas maximum gas prices and transmission tariffs, Sasol Gas implemented a standardised pricing mechanism in its supply agreements with customers in compliance with the applicable regulatory and legal framework. NERSA approved further maximum gas prices and transmission tariffs based on the same pricing and tariff mechanisms in November 2017.

        Seven of Sasol Gas's largest customers initiated a judicial review of the 2013 NERSA decisions relating to its maximum price and tariff methodologies and NERSA's decision on Sasol Gas's maximum price and transmission tariff applications. The review application proceedings were completed and the High Court upheld the NERSA-approved pricing methodology. The gas customers appealed this outcome in the Supreme Court of Appeal (SCA). In May 2018 the SCA upheld the appeal. NERSA appealed the SCA decision to the Constitutional Court. Sasol supported NERSA in this appeal. On 15 July 2019 the Constitutional Court handed down its decision. The Constitutional Court overturned the 2013 NERSA maximum price decisions and ordered NERSA to revise its decisions. The new decision by NERSA regarding the maximum gas price to be approved for Sasol will apply retrospectively from 26 March 2014 when the original decisions (now overturned) became effective. Pursuant to the decision by the Constitutional Court, Sasol will in terms of the process to be determined by NERSA bring a revised application for the approval of maximum gas prices for approval by NERSA.

        The current contractual agreements with the Sasol Gas customers remain in place in terms of the November 2017 maximum price and transmission tariff decisions of NERSA. However, following the abovementioned outcome of the appeal to the Constitutional Court, NERSA has to approve new maximum gas prices for Sasol in terms of the provisions of the Gas Act. The future implementation of such a new maximum gas price could have a material adverse effect on our business, operating results, cash flows and financial condition. If the new maximum gas price approved by NERSA for the period of the overturned decision is lower than the actual price charged to customers, then a retrospective liability may arise for Sasol Gas as a result. It is not possible to determine at this time what the outcome of such a price decision by NERSA will be. Therefore, the likelihood of a future obligation cannot be determined currently and neither can an amount for such a possible obligation be reliably estimated. Therefore, no provision has been raised at 30 June 2019.

Changes in safety, health, environmental and chemical regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition

        We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. See "Item 4.B—Business overview—Regions in which Sasol operates and their applicable legislation".

        One of our most material challenges is the ability to anticipate and respond to the rapidly changing regulatory and policy context and associated stakeholder challenges, in particular relating to environmental legislation in South Africa. Evolving legislation relating to air quality, climate change, water and waste management introduces profound regulatory challenges to our existing plants in South Africa. The quality, emission and disposal limit requirements imposed in our air quality, waste management and water use licences for our South African operations are consequently becoming increasingly stringent. These laws and regulations and their enforcement are likely to become more stringent over time in all jurisdictions in which we operate, although these laws in some jurisdictions are already more established than in others. These compliance challenges are further impacted by the fact that, in some instances, legislation does not adequately provide for sufficient and/or flexible transitional arrangements for existing plants to comply with the imposed more stringent requirements. Compliance with these requirements is a significant factor in our business. We continue to effectively invest in significant capital expenditures in order to comply with these requirements, our committed environmental roadmaps and offset commitments. We continue with transparent disclosures and engagements with our key stakeholders in an effort to address these challenges. A failure to comply could have an impact on our licence to operate, as well as result in administrative and criminal enforcement, and could harm our relationships with stakeholders.

        Sasol's highly energy intensive operations in South Africa exist in the midst of rapidly evolving national legislation on GHG emissions. In support of the Paris Agreement, the government has recently published the Draft Climate Change Bill, promulgated the Carbon Tax Act effective 1 June 2019 and has promulgated the Pollution Prevention Plan and Greenhouse Gas Mandatory Reporting Regulations. Sasol has submitted its GHG inventory data for South Africa in compliance with the regulations and successfully obtained internal approval for its first mandatory Pollution Prevention Plan. We subsequently submitted our first annual report on our Pollution Prevention Plan in March 2019. We envisage that compliance with carbon budgets will become mandatory in 2021. For further information on the impact of carbon taxes refer to "Item 3.D—Risk factors—Our ability to respond to climate change could negatively impact our growth strategies, reduce demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations and affect our future legal licence to operate".

        Changes to waste management legislation in South Africa, particularly around landfill prohibitions being progressively implemented, are compelling our South African operations to find alternative solutions to waste management and disposal. The changing regulatory landscape introduces increasingly stringent waste disposal restrictions and punitive fiscal reform measures including waste levies. We are quantifying the potential costs associated with meeting these requirements. We will be dependent on regulatory authorities clarifying the interpretation and applicability of specific requirements to our waste streams, to determine whether there would be compliance challenges associated with technical and feasibility constraints. We may have to rely on mechanisms in law, such as exemption applications, to address potential waste management compliance challenges, the outcome of which cannot be guaranteed.

        Regarding the regulation of water activities, we have noticed an increase in the number of policy and regulatory documents issued by the Department of Human Settlements, Water and Sanitation for public consultation, proposing new institutional arrangements for governing water resources, economic regulation including the imposition of waste discharge limits and infrastructure investment. At present it is too early to gauge the likely impact on our operations, in particular in relation to access to water supply, once these are implemented.

        From a chemicals management perspective, our products are required to be registered in accordance with regulatory requirements for many of the countries in which we operate, and sold in line with permit conditions, amongst other considerations. This includes filing of REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals) registrations for chemicals we produce or import into Europe, and chemical notifications for other regions, especially the United States, Canada and China, as well as South Korea, Taiwan and other Asian countries. South Africa is also in the process of localising international commitments on safe chemicals management in national regulations. This includes the adoption of the Globally Harmonized System of Classification and Labelling of Chemicals (GHS) through the Department of Employment and Labour's draft Hazardous Chemical Agents Regulations and anticipated changes to regulations regarding the phase-out and management of ozone-depleting substances in line with the Montreal Protocol.

        Although systems and processes are in place, monitored and improved upon, to ensure compliance with applicable laws and regulations applicable to Sasol and its obligations downstream in the value chain, we cannot assure you that we will be in compliance with all laws and regulations at all times. For example, non-compliance with environmental, health or safety laws may occur from system or human errors in monitoring our emissions of hazardous or toxic substances into the environment, such as the use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorised acts of our employees or service providers.

        Public opinion and awareness is growing and challenges are increasingly being raised on community and consumer health and safety associated with the manufacturing and use of chemicals and industries reliant on fossil fuels. Our manufacturing processes may utilise and result in the emission of or exposure to substances with potential health risks. We also manufacture products which may pose safety, health and environmental risks. Although we remain committed to apply a duty of care principle and implement measures to eliminate or mitigate associated potential risks, including through our commitment to the Responsible Care® programme and adoption of the GHS, we may be subject to liabilities as a result of the use or exposure to these materials or emissions. See "Item 4.B—Business overview—Regulation" for more detail.

        We recognise that evolving chemicals control regulations globally may require additional product safety evaluations with the potential for restrictions on product uses. Consequently, markets may apply pressure on us concerning certain of our products, feedstock, manufacturing processes, transportation and distribution arrangements. As a result of these additional pressures, the associated costs of compliance and other factors, we may be required to modify or withdraw certain products from the market, which could have a material adverse effect on our business, operating results, cash flows, financial condition and reputation.

        For example, the fast growth of plastics, combined with challenges in effective waste disposal, has resulted in a global problem associated with plastics waste in the environment. The main source of the problem is identified as short-life consumer packaging-type applications, often referred to as single-use plastics. Consumer and regulator sentiment regarding the plastic pollution challenge may pose future responsibilities and business constraints on the wider industry, including Sasol, amongst other things through extended producer responsibility, bans on certain polymer product applications and reduced demand for polymers where alternatives are perceived to be more acceptable to the markets they serve.

We are subject to risks associated with litigation and regulatory proceedings

        As with most large corporations, we are involved from time to time as a party to various lawsuits, arbitrations, regulatory proceedings, investigations or other disputes. Litigation, arbitration and other such legal proceedings or investigations involve inherent uncertainties and, as a result, we face risks associated with adverse judgments or outcomes in these matters. Even in cases where we may ultimately prevail on the merits of any dispute, we may face significant costs defending our rights, lose certain rights or benefits during the pendency of any proceeding or suffer reputational damage as a result of our involvement. We are currently engaged in a number of legal and regulatory proceedings and arbitrations in various jurisdictions including the litigation relating to the Sasol Khanyisa B-BBEE transaction described under "—There are country specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition—(a) Political and socioeconomic issues—ii. Transformation and local content" and the SFI tax proceedings described under "—There are country specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition—(c) Legal and regulatory—ii. Tax laws and regulations", as well as described under "Item 4.B—Business overview—Legal proceedings and other contingencies". We could also face potential litigation or governmental investigations or regulatory proceedings in connection with the material weakness in our internal control over financial reporting or the reportable irregularity relating to the same matter (see "—We identified a material weakness in our internal control over financial reporting as of 30 June 2019 which we are still in the process of remediating. If we are unable to remediate this material weakness, or if we experience additional material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting and adversely affect our share price").

        There can be no assurance as to the outcome of any litigation, arbitration or other legal proceeding or investigation, and the adverse determination of material litigation could have a material adverse effect on our business, operational results, cash flows and financial condition.

We may not be successful in attracting and retaining sufficiently skilled employees

        In order for Sasol to deliver on its strategic objectives, sustainably grow into the future, and effectively operate and continuously improve existing and future assets and technologies, we are highly dependent on our human capital.

        While we maintain a focus on attracting and retaining sufficiently skilled and experienced employees, including critical or scarce skills like qualified scientists, engineers, project execution managers, artisans and operators and highly skilled employees in business and functional roles, there exist various risks that may impact our ability to attract and retain required skills.

        There is increasing competition in global labour markets for critical or scarce skills. The quality and availability of skills in certain labour markets may also be impacted by the challenges within the education and training systems in certain countries in which we operate. Localisation, diversity and other similar legislation in countries in which we operate are also key considerations in the attraction and retention of sufficiently skilled employees. The increasing use of digital technologies across our industry is placing increasing demand on data and digital technology skills. The availability and supply of these new skill sets are limited due to demand outweighing supply. In addition, as the move into the digital space intensifies, future labour market dynamics may significantly change and we may fail to adequately or timeously anticipate and respond to such changes.

        Without adequate investment in, effective management and deployment of our human capital, and failure to adequately or timeously anticipate changing labour market dynamics, our ability to meet current and future business needs, deliver on our strategy, perform to expectations, remain competitive and deliver stakeholder value may be compromised.

Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage

        Our various products and processes, including most notably our specialty chemical and energy products and processes, have unique characteristics and chemical structures and, as a result, are subject to confidentiality and/or patent protection, the extent of which varies from country to country. Rapid changes in our technology commercialisation strategy may result in a misalignment between our intellectual property protection filing strategy and the countries in which we operate. The disclosure of our confidential information and/or the expiry of a patent may result in increased competition in the market for our products and processes, although the continuous supplementation of our patent portfolio reduces such risk to an extent. In addition, aggressive patenting by our competitors, particularly in countries like the US, China, Japan and Europe may result in an increased patent infringement risk and may constrain our ability to operate in our preferred markets.

        A significant percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and chemical structure which make the products suitable for different applications than typical commodity products. These products are normally utilised by ourselves or our customers as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of product formulations and the applications thereof. These patents may create pressure on both Sasol and those of our customers who market these product formulations which may adversely affect our sales to these customers. These patents may also increase our risk to exposure from limited indemnities provided to our customers of these products in case there is a patent infringement which may impact the use of the product on our customers' side. Patent-related pressures may adversely affect our business, market reputation, operating results, cash flows and financial condition.

        We believe that our proprietary technology, know how, confidential information and trade secrets provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, including the patenting by our competitors of technology built on our know-how obtained through former employees may negatively impact this advantage.

        Similarly, operating and licensing technology in countries in which intellectual property laws are not well established and enforced may result in an inability to effectively enforce our intellectual property rights. The risk of some transfer of our know how and trade secrets to our competitors is increased by the increase in the number of licenses granted under our intellectual property, as well as the increase in the number of licensed plants which are brought into operation through entities which we do not control. As intellectual property warranties and indemnities are provided under each new licence granted, the cumulative risk increases accordingly. These risks may adversely affect our business, operating results, cash flows and financial condition.

Increasing competition in relation to products originating from countries with low production and logistical costs may adversely affect our business, operating results, cash flows and financial condition

        Certain of our chemical production facilities are located in developed countries, including the US and in Europe. Economic and political conditions in these countries result in relatively high labour costs and, in some regions, relatively inflexible labour markets. Increasing competition from regions with lower production costs and more flexible labour markets, for example the Middle East, India and China, exerts pressure on the competitiveness of our chemical products and, therefore, on our profit margins. This could result in the withdrawal of particular products or the closure of specific facilities, which may have a material adverse effect on our business, operating results, cash flows and financial condition.

We may face potential costs in connection with industry and value chain-related operational interruptions, accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination

        Operational interruptions impacting our operations or value chains may have a material adverse effect on volumes produced and costs. This can be as a result of failure of critical assets, extreme weather events or natural disasters, lack of feedstock (coal, natural gas, ethane, ethylene), supply chain disruption (inbound and outbound), utility interruption (electricity, water, oxygen, steam, hydrogen, nitrogen) or a breach of our license to operate (non-compliance with regulatory requirements or permits).

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

        Our main Secunda production facilities are concentrated in a relatively small area in Secunda, South Africa. The size of the facility is approximately 83 square kilometres (km2) with operating plants accounting for 9 km2. This facility utilises feedstock from our mining and gas businesses, while the chemical and energy businesses elsewhere also rely on the facility for the raw materials it produces. Accidents and acts of terror may result in damage to our facilities and may require the shutdown of the affected facilities, thereby disrupting production and increasing production costs and may in turn disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income. Furthermore, accidents or acts of terror at our operations may have caused, or may in future cause, environmental contamination, personal injuries, health impairment or fatalities and may result in exposure to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution-control technology.

        Sasol operates the Pande and Temane gas fields in Mozambique. Gas is produced from a portfolio of wells, and then processed through a Central Processing Facility (CPF). Gas is sold to our operations in Secunda and Sasolburg as well as to external customers in Mozambique and South Africa. The production of gas through wells, pipelines and a processing plant is inherently exposed to the risk of integrity failures which may result in a loss of containment and/or a disruption of gas supply to our own and/or customers operations. The risk of any well, pipeline or plant equipment failure is managed through a structured, continuously ongoing maintenance and management programme. Were Sasol's Mozambique gas wells or facilities to experience a catastrophic, simultaneous, long-term outage, particularly if we are unable to offset such outages through existing contractual gas sales agreement mechanisms, this could have a material adverse effect on our revenue, cash flows and costs.

        Our products are ultimately sold to customers around the world and this exposes us to risks related to the transportation of such products by road, rail, pipelines or marine vessels or the nefarious use of our products for illegitimate purposes, such as the manufacture of illicit drugs and chemical weapons, or the use of explosives for violent and criminal acts. Such activities would generally take place in the public domain exposing us to incident risks over which we have limited control.

        It is Sasol's policy to ensure effective service provider management and procure appropriate property damage and business interruption insurance cover for its production facilities above acceptable deductible levels at acceptable commercial premiums. However, full cover for all loss scenarios may not be available at acceptable commercial rates, and we cannot give any assurance that the insurance procured for any particular year would cover all potential risks sufficiently or that the insurers will have the financial ability to pay all claims that may arise.

        The costs we may incur as a result of the above or related factors could have a material adverse effect on our business, operating results, cash flows and financial condition.

Exposure related to investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial condition

        We have invested in a number of associates and joint arrangements and will consider opportunities for further upstream oil and gas and downstream investments (including licensing opportunities), where appropriate, as well as opportunities in chemicals. The development of these projects may require investments in associates and joint arrangements, some of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of our associates and joint arrangement partners; their ability to meet their financial and/or contractual obligations; their behaviour; their compliance with legal and ethical standards; and the increasing complexity of country-specific legislation and regulations may adversely affect our reputation and/or result in disputes and/or litigation. All of these may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives.

We may face the risk of information security breaches or attempts to disrupt critical information technology services, which may adversely impact our operations

        The increasing use of information technology (IT) and digital infrastructure systems in operations is making all industries, including the energy and chemicals industries, much more susceptible to cyber threats and information security breaches. IT and digital systems with related services include our financial, commercial, transacting and production systems. Sasol has an information security programme in place to mitigate the risks that come with cyber threats and information security breaches but recognises that if there is a breach of information security we could experience disruptions of critical services, or in the worst case scenario, this could have a material adverse effect on our business, operating results, cash flows and financial condition and our disclosure control processes.

        In addition, we operate in countries that have data protection laws and regulations. Although it is our policy to comply with all applicable laws, and notwithstanding training, awareness and compliance programmes, non-compliance with data protection laws could result in fines and/or civil claims and damages. This could have a material adverse impact on our reputation and a consequential financial impact.

We may not pay dividends or make similar payments to shareholders in the future due to various factors

        As further described under Item 8. Financial Information, the company's dividend policy takes into consideration various factors, including overall market and economic conditions, the group's financial position, capital investment plans as well as earnings growth. Whether funds are available for distribution to shareholders depends on a variety of factors, including the amount of cash available and our capital expenditures and other liquidity requirements existing at the time. Under South African law, the company will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act of South Africa 71 of 2008, and is permitted to do so in terms of the Memorandum of Incorporation. Given these factors and our board's discretion to declare cash dividends or other similar payments, dividends may not be paid in the future.

        After careful consideration of our current leverage and the volatility in the macro-economic environment, we have decided to pass the final dividend in order to protect and strengthen our balance sheet. We may further consider the passing of the 2020 interim dividend based on the health of the balance sheet credit metrics at that stage.

        Our dividend cover for 2017 was 2,8 times based on HEPS and 2,8 times based on CHEPS for 2018. Interim dividend for 2019 was 6,5 times based on CHEPS. We usually distribute dividends twice a year.

We may not be able to exploit technological advances quickly and successfully or competitors may develop superior technologies

        Most of our operations, including the gasification of coal and the manufacture of synthetic fuels and petrochemical products, are highly dependent on the use of advanced technologies. The development, commercialisation and integration of the appropriate advanced technologies can affect, among other things, the competitiveness of our products, the continuity of our operations, our feedstock requirements and the capacity and efficiency of our production.

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

The exercise of voting rights by holders of American Depositary Receipts is limited in some circumstances

        Holders of American Depositary Receipts (ADRs) may exercise voting rights with respect to the ordinary shares underlying their American Depositary Shares (ADSs) only in accordance with the provisions of our deposit agreement (Deposit Agreement) with J.P. Morgan Chase Bank N.A. (J.P. Morgan), as the depositary (Depositary). For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to J.P. Morgan in accordance with the Deposit Agreement. J.P. Morgan has undertaken in turn, as soon as practicable after receipt of our notice, to mail voting materials to holders of ADRs. These voting materials include information on the matters to be voted on as contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Memorandum of Incorporation (MOI), to instruct J.P. Morgan as to the exercise of the voting rights pertaining to the shares underlying their respective ADSs.

        Upon the written instruction of an ADR holder, J.P. Morgan will endeavour, in so far as practicable, to vote or cause to be voted the shares underlying the ADSs in accordance with the instructions received. If instructions from an ADR holder are not received by J.P. Morgan by the date specified in the voting materials, J.P. Morgan will not request a proxy on behalf of such holder. J.P. Morgan will not vote or attempt to exercise the right to vote other than in accordance with the instructions received from ADR holders.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct J.P. Morgan to vote the shares underlying your ADSs. In addition, J.P. Morgan and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be no recourse if your voting rights are not exercised as you directed.

Holders of Sasol's ordinary shares or ADSs may be subject to dilution as a result of any non-pre-emptive share issuance, and shareholders or ADS holders outside South Africa may not be able to participate in future offerings of securities (including Sasol's ordinary shares) carried out by or on behalf of Sasol

        Future share issuances by Sasol, with or without subscription rights, could (depending on how the share issuance is structured) dilute the interests of existing shareholders or require them to invest further funds to avoid such dilution.

        In the case of an equity offering with subscription rights, holders of Sasol's shares in certain jurisdictions may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. In particular, holders of Sasol's securities who are located in the United States (including those who hold ordinary shares or ADSs) may not be able to participate in securities offerings by or on behalf of Sasol unless a registration statement under the U.S. Securities Act of 1933 (the Securities Act) is effective with respect to such securities or an exemption from the registration requirements of the Securities Act is available thereunder. Holders of these shares in these jurisdictions may therefore suffer dilution of their shareholding should they not be permitted to, or otherwise choose not to, participate in future equity offerings with subscription rights.

Sales of a large amount of Sasol's ordinary shares and ADSs could adversely affect the prevailing market price of the securities

        Historically, trading volumes and the liquidity of shares listed on the JSE Limited (JSE) have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Sasol's ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. The sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for Sasol ordinary shares or ADSs, causing their market prices to decline.

ITEM 4.    INFORMATION ON THE COMPANY

4.A History and development of the company

        Sasol Limited, the ultimate holding company of our group, is a public company. It was incorporated under the laws of South Africa in 1979 and has been listed on the JSE Limited (JSE) since October 1979. Our registered office and corporate headquarters are at Sasol Place, 50 Katherine Street, Sandton, 2196, South Africa, and our telephone number is +27 10 344 5000. Our agent for service of process in the US is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

        The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding Sasol that we file electronically with the SEC. To find the required information please visit www.sec.gov/. For further information please visit www.sasol.com. This website is not incorporated by reference in this annual report.

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

  •
  for information regarding our Business Overview, refer "How we structure ourselves to create value" as contained in Exhibit 99.4;

  •
  for information regarding our Strategy, refer "Integrated Report—Progressing on our value-based strategy" as contained in Exhibit 99.5; and "Integrated Report—Our integrated value chain" as contained in Exhibit 99.6;

  •
  for a description of the company's operations and principal activities refer "How we structure ourselves to create value" as contained in Exhibit 99.4; "Integrated Report—Operational and Strategic Overviews" as contained in Exhibit 99.7; and Item 18—"Financial Statements—Segment information"; and

  •
  for a description of our principal markets, refer to Item 18—"Financial Statements—Geographic segment information", which provides information regarding the geographic location of the principal markets in which we generate our turnover, as well as of our asset base.

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

        In our Chemicals business, the main feedstocks used are kerosene, benzene, ethane, ethylene, oleochemicals, slack wax and aluminium.

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

        Base Chemicals:

  •
  polymer products produced in South Africa are sold mainly to customers in South Africa and internationally; polymer products produced in the United States are sold mainly to customers in the United States and internationally;

  •
  solvents products are sold through 14 regional sales offices and 15 storage hubs in South Africa, Europe, South America, the Asia-Pacific region, the Middle East and the US; and
  •
  fertilisers and explosives are sold entirely within Southern Africa.

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

Factors on which the business is dependent

Intellectual property

        Our proprietary or licensed technologies, our software licences, procedures and protocols support Sasol's competitive advantage. These consist of:

  •
  our patented technologies;

  •
  skilled, experienced and technically qualified employees, industry thought leaders and experts that enable Sasol to respond to the constantly changing environment; and

  •
  our business processes and management systems.

Intellectual Capital summary	2019	2018
Number of new patents issued	150	148
Total worldwide patents held	2 500	2 409
Investment in research and development	R966 million	R1 027 million

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

        Currently we believe, based on our knowledge of the industry and publicly available information, that globally, we have the most extensive experience in the application of FT technology on a commercial scale. The Sasol SPDTM process converts natural gas into diesel and other liquid hydrocarbons, which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that this option is environmentally friendly. The Sasol SPDTM process can further be adopted to produce differentiated value-added products, such as GTL base oils. The superior quality of GTL base oils positions these products firmly as premium components in the formulation of top-tier lubricants.

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

        Escravos GTL (EGTL), in which we hold a 10% indirect economic interest, purchases 100% of its gas requirements for the EGTL plant from Chevron Nigeria Limited (CNL) and Nigerian National Petroleum Corporation (NNPC), the upstream joint venture partners. The agreement commenced from the date of commissioning and is valid for 25 years after the start of beneficial operation which was during June 2014. The term of the agreement may be extended by the parties on terms and conditions that are mutually agreed.

        Since November 2017, EGTL has been responsible for the marketing of its own products.

        Central Térmica de Ressano Garcia (CTRG), our 49% joint operation in Mozambique, purchases natural gas feedstock produced from our natural gas asset Pande-Temane Petroleum Production Agreement (PPA), which is managed by an unincorporated joint operation comprising of Sasol's subsidiary Sasol Petroleum Temane Limitada (SPT), and partners Companhia Mozambique de Hidrocabonetos (CMH) and the International Financial Corporation (IFC). CTRG also has a gas transport agreement with the Republic of Mozambique Pipeline Investments Company (Pty) Ltd (ROMPCO) and a power purchase agreement with Electricidade de Mozambique (EDM). The term of the agreements commenced on 27 February 2015 and is valid for 20 years.

        ROMPCO is owned by Sasol (50%, the shares are held by Sasol South Africa Limited, the South African Gas Development Company SOC Limited (iGas), a subsidiary of the Government of South African-owned Central Energy Fund (CEF) (25%) and Companhia Moçambicana de Gasoduto SA (CMG), a subsidiary of Government of Mozambique-owned ENH (25%)). It was formed to transport natural gas from the Pande and Temane gas fields in Mozambique to markets in both Mozambique and South Africa via the Mozambique-Secunda gas transmission pipeline (MSP).

        Refer to "Item 4.D—Property, plants and equipment—Exploration and Production International" for detail regarding key contracts in Gabon and Mozambique.

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

        As previously reported, the South African Revenue Service ("SARS") issued revised assessments for Sasol Oil relating to a dispute around its international crude oil procurement activities for the 2005 to 2012 tax years. Sasol Oil raised a provision in its financial statements of R1,3 billion, including penalties and interest, which covers the 2005 to 2014 tax years in relation to these procurement activities. On 9 November 2018, the Supreme Court of Appeal ("SCA") upheld an appeal filed by Sasol Oil (in respect of the 2005 to 2007 tax years) and set aside an earlier ruling by the Tax Court. On the basis of this judgement, Sasol Oil has reversed the provision of R1,3 billion.

        On 29 November 2018, SARS applied to the Constitutional Court ("Con Court") for leave to appeal against the SCA decision. On 4 February 2019, the Con Court dismissed the SARS application with costs ruling that the matter falls outside the jurisdiction of the Con Court and, in any event, bears no reasonable prospect of success.

        In addition to the above litigation, the potential contingent liability relating to the ongoing dispute with SARS in relation to its revised assessments for the 2013 and 2014 tax years, based on a different primary grounds of assessment regarding Sasol Oil's crude oil procurement activity, amounts to R13,4 billion (including interest and penalties as at 30 June 2019). Sasol Oil disagrees with SARS's assessment for the 2013 and 2014 periods and hence this tax dispute was the subject of an ongoing appeal with the Tax Court lodged by Sasol Oil.

        The impact of the SCA and Con Court judgements on the open years of assessment viz. 1999 to 2004 and 2008 to 2016 (open years), were fully considered by both parties. Consequently SARS and Sasol Oil have come to a mutual agreement resulting in the dispute between the parties being resolved for all the open years of assessment. As a result, Sasol is no longer exposed to the contingent liability of R13,4 billion.

        As reported previously, SARS conducted an audit over a number of years on Sasol Financing International Plc (SFI) which performs an off-shore treasury function for Sasol. The audit culminated in the issuance of revised assessments in respect of the 2002 to 2012 tax years and the dispute relates to the place of effective management of SFI. SFI has co-operated fully with SARS during the course of the audit relating to these assessments. The potential tax exposure is R2,4 billion (including interest and penalties as at 30 June 2019), which is disclosed as a contingent liability, and was reduced from the R3,2 billion previously reported, due to the reduction of the penalties applied by SARS.

        SFI, in consultation with its tax and legal advisors, does not support the basis of these additional assessments for all the years of assessment. Accordingly, SFI lodged an objection and appeal in the Tax Court against the revised assessments. SFI and SARS have, however, come to a mutual agreement that the appeal and related Tax Court processes will be held in abeyance pending the outcome of the judicial review application noted below.

        In addition, Sasol has also launched a judicial review application against the SARS decision to register SFI as a South African taxpayer. SARS's answering affidavit in this litigation was submitted on 8 February 2019 and SFI responded accordingly. The legal process is ongoing in this regard.

        Sasol is committed to comply with tax laws and any disputes with tax authorities on the interpretation of tax laws and regulations will be addressed in a transparent and constructive manner.

        For a description of the legal review of the NERSA maximum pricing and transmission tariffs refer to "Item 3.D—Risk Factors—Legislation in South Africa on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition—Regulation of pipeline gas activities in South Africa—The Gas Act".

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

        The first lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. Two plaintiffs have since passed away and their claims have been withdrawn. The remaining 20 plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R67,7 million in total. Sasol Mining is defending the claims.

        The merits of each single claim are not clear yet. There is also some uncertainty as to whether some of the claims have prescribed. Therefore, it is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision has been raised at 30 June 2019.

        In addition to the above, during 2009, certain employees in Sasol Mining were charged with participation in an unprotected sit-in, threatening and forcing others to participate in an unprotected strike and for assaulting or attempting to assault others during an unprotected strike and were subsequently dismissed. These employees are disputing their dismissal. On 19 September 2019, the Labour Court passed a judgement directing inter alia Sasol Mining to re-instate the employees and pay certain past benefits. Sasol Mining filed an application for leave to appeal the judgement on

10 October 2019. Once the latter has been obtained the appeal will be heard by the Labour Appeal Court. This date has not been set. The outcome of the appeal is uncertain and therefore it is not possible at this stage to make an estimate of the likelihood of the outcome. No provision has been raised at 30 June 2019.

        Following certain complaints submitted to the South African Broad Based Black Economic Empowerment Commission (B-BBEE Commission) by direct and indirect shareholders in Tshwarisano Liquid Fuels Investments (Pty) Ltd (Tshwarisano) relating to Tshwarisano's 25% shareholding in Sasol Oil (Pty) Ltd (Sasol Oil), the BBBEE Commission is investigating the compliance by Sasol Oil and other affected stakeholders with the South African B-BBEE Act, 53 of 2003. While certain of these investigations are still ongoing, Sasol Oil has received findings and recommendations from the B-BBEE Commission in relation to a complaint by a particular shareholder who complained about unfavourable terms and conditions of a funding arrangement concluded between the shareholder and its funders in order to fund its acquisition of shares in Tshwarisano. Sasol Oil was not a party to the funding agreement. The shareholders in question alleged that they did not derive any economic benefit from the said funding arrangement. Sasol Oil has fully co-operated with the B -BBEE Commission during all of the ongoing investigations and will continue to do so.

        In terms of the provisions of the B-BBEE Act, 53 of 2003 the final findings of the B-BBEE Commission in this matter cannot be published yet. Sasol Oil has notified the B-BBEE Commission that it does not agree with the findings and that Sasol Oil will institute a legal review application in order for the High Court to overturn the findings made by the B-BBEE Commission. Sasol Oil will pursue the intended legal review process but due to the nature of litigation matters the outcome of the matter cannot be predicted with certainty. In addition the quantum of any ultimate financial liability for Sasol Oil resulting from a possible adverse finding against Sasol Oil in this matter cannot be established at this time, this matter currently represents a general contingent liability for the company.

        Further, from time to time, communities and non-governmental organisations challenge our environmental licences and related applications because of concerns regarding potential health and environmental impacts associated with Sasol's activities.

        The South African National Environmental Management: Air Quality Act prescribes minimum emission standards, applicable to existing plants which had to be complied with starting on 1 April 2015. Some parts of our operating units in South Africa were not able to comply with the minimum emission standards, and accordingly, applied for postponements. On 24 February 2015, the Department of Environment, Forestry and Fisheries issued the postponement decisions. In those instances where Sasol was granted compliance extensions for less than the five years it initially requested, Sasol received further postponements. Sasol continues to operate under atmospheric emission licences that incorporate these postponement decisions.

        More stringent minimum emission standards, applicable to existing plants are required to be complied with starting on 1 April 2020. Some parts of our operating units in South Africa will not be able to comply with these and therefore in March 2019 Sasol submitted applications for postponements on the timeframe to comply with the more stringent minimum emission standards. It is uncertain whether these further postponement applications will be granted or whether they will be challenged by third parties and if so, whether any decisions granted in respect thereof can always be successfully defended. In the case of a postponement decision being declared invalid, the consequences for Sasol may be material as operating units may be found in non-compliance with the aforementioned Air Quality Act and the associated atmospheric emission licence. Sasol needs to make substantial investment to meet minimum emissions standards requirements.

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

Environmental orders

        To ensure our ongoing compliance with air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes in adhering to the stricter emission standards. We have received confirmation on our initial postponement applications from the National Air Quality Officer, which are reflected in our atmospheric emission licences ("AEL"). Where shorter postponements were granted initially, applications have subsequently been made by our Secunda Synfuels, Sasolburg and Natref operations and further extensions until 2020 have been received to enable the progression of our committed environmental roadmaps. These extensions and associated conditions, which include stretched targets, are included in the relevant varied AELs under which we now operate. In March 2019, Sasol submitted applications for postponements on the timeframe to comply with certain of the more stringent minimum emission standards which will come into effect on 1 April 2020. These applications are currently with the Department of Environment, Forestry and Fishing for decision making.

        Sasol's commitment remains to re commission the Sasolburg incinerators only if compliance with the applicable various emission limits can be sustained. Both our Sasolburg and Secunda Synfuels operations are engaging with their respective local licensing authorities with regards to the renewal of their AELs. Sasol's environmental obligation accrued at 30 June 2019 was R18 742 million compared to R14 933 million at 30 June 2018. Included in this balance is an amount accrued of R4 924 million in respect of the costs of remediation of soil and groundwater contamination and similar environmental costs. These costs relate to the following activities: site assessments, soil and groundwater clean-up and remediation, and on-going monitoring. Due to uncertainties regarding future costs, the potential loss in excess of the amount accrued cannot be reasonably determined.

        Although Sasol has provided for known environmental obligations that are probable and reasonably estimable, the amount of additional future costs relating to remediation and rehabilitation may be material to the results of the operations in the period in which they are recognised. We do not expect these environmental obligations to have a material effect on the financial position of the group.

Regulation

        The South African government has, over the past 20 years, introduced a legislative and policy regime with the imperative of redressing historical social and economic inequalities, as stated in the Constitution of the Republic of South Africa, by way of the empowerment of historically disadvantaged South Africans (HDSAs) in the areas of ownership, management and control, employment equity, skills development, procurement, enterprise development and socioeconomic development.

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

        Our business activities in South Africa relating to coal mining, petroleum production, distribution and marketing of fuel products,

electricity and gas are subject to regulation by various government departments and independent regulators. Refer to "Item 3.D—Risk factors" for details on particular aspects of regulations affecting our business activities.

Empowerment of historically disadvantaged South Africans

Black Economic Empowerment policies and legislation

Broad-Based Black Economic Empowerment Act, 53 of 2003 (B-BBEE Act)

        Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing Broad-Based Black Economic Empowerment (B-BBEE). The key elements of this framework are the B-BBEE Act and the Codes of Good Practice (the new Codes were gazetted on 11 October 2013 and promulgated on 1 May 2015 and further amended during May 2019) for B-BBEE issued by the Minister of Trade and Industry in terms of the Act (Codes), as well as the Charters (i.e. the Mining Charter and Liquid Fuels Charter) adopted by the various sectors within which Sasol operates businesses and the related scorecards.

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

        Sasol continues to support the goals of the National Development Plan (NDP) 2030, B-BBEE, Employment Equity and Skills Development Acts. Sasol supports the broader objectives of skills development and has been a significant contributor to skills development and in turn socioeconomic development in South

Africa over the years. Through various management training programmes, Sasol has notably built a pipeline of black managers who are moving from junior management to senior management positions and have made strides in this area. Furthermore, Sasol provides support to small, medium and micro-sized enterprises (SMMEs) which includes loan funding to majority black-owned suppliers through the Sasol Siyakha Enterprise and Supplier Development Fund and business development and incubation support through our Sasol Business Incubator located in Sasolburg. Sasol further implemented the Economic Transformation strategy with the aim of transforming the supplier base which will contribute to the objectives set by the B-BBEE Codes. For Sasol to effectively deliver economic transformation and maximise impact on the communities surrounding our operations a decision was taken to be more "beneficiary centric", focusing on shared value rather than solely on shareholder value. The aim is to provide tailor-fit support to beneficiaries, sufficiently addressing their needs. This will ensure that beneficiaries are Sasol-ready, successfully transitioning into the Sasol supply chain and operations. The primary support through the Enterprise and Supplier Development function will enable sustainable development of beneficiaries while enabling beneficiaries to mature from the delivery of low complex goods and services to more complex goods and services. Sasol plans to deliver on this by simplifying its processes and accelerating the development of small transformed businesses. This is expected to result in expanded job opportunities; contribution to the reduction of community unrest; skills transfer and ensuring the suppliers are able to operate independently and do not depend only on Sasol for their business survival. Being a credible corporate citizen and member of the communities in which we operate is at the core of our approach to our socioeconomic development contribution. As a result, we have realigned our social investments towards programmes that enable access to quality education; stimulate local economic development and job creation; bolster the pool of technical, vocational and science, technology, engineering and mathematics-related skills; facilitate collaboration to advance the delivery of municipal services; and promote the protection of the environment.

        Our most recent certification issued in September 2018 puts us at a contributor status of level 4 and represents a key milestone in our transformation efforts, with year-on-year improvements once again being realised across most pillars of the scorecard as we aim to achieve at least a level 3 rating by 2025.

        Sasol continues to entrench transformation within the organisational culture, enhancing its commitment as a corporate citizen.

Sasol Khanyisa transaction

        In 2017, Sasol announced a new B-BBEE ownership transaction (the "Sasol Khanyisa Transaction", or "Sasol Khanyisa"), structured to comply with the revised B-BBEE legislation in South Africa.

        Sasol Khanyisa was approved by the Sasol shareholders in November 2017 and was implemented in phases from March 2018. Sasol Khanyisa is a new and separate transaction and did not remove or modify the rights of the participants under the terms of the Sasol Inzalo transaction. As equity ownership is a critical pillar of the B-BBEE legislation and as Sasol Inzalo was coming to an end, Sasol Khanyisa was implemented to ensure continued compliance with the legislation. By implementing the Sasol Khanyisa transaction, the company sought to ensure on-going and sustainable B-BBEE ownership credentials.

        The participants of the original Sasol Inzalo transaction and qualifying black employees (including those who participated in Sasol Inzalo) were invited to participate in Sasol Khanyisa.

        Sasol Khanyisa has certain elements structured at a subsidiary level, namely Sasol South Africa Limited ("SSA"—which was a wholly-owned subsidiary of Sasol before the effective date of Sasol Khanyisa), which houses the majority of the South African operations of Sasol. If the transaction conditions are fulfilled, ownership by participants in SSA at the end of the transaction will be exchanged for Sasol BEE ordinary shares in Sasol Limited based on the relative value of the SSA and Sasol BEE ordinary shares at the time of the exchange.

        The accounting recognition and measurement principles applied to the Sasol Khanyisa transaction are the same as those applied to the Sasol Inzalo transaction, as the substance of both transactions was the same. Based on the underlying assumptions made by Sasol, the total IFRS 2 charge associated with Sasol Khanyisa is R6,5 billion over the life of the transaction, of which R952 million was recognised in 2019 (2018—R3 billion).

        The final element of the Sasol Inzalo transaction reached maturity in September 2018 with the repurchase by Sasol Limited of the entire shareholding of Sasol Inzalo Public (RF) Limited in Sasol Limited, comprising Sasol Preferred Ordinary Shares. The Sasol Inzalo transaction has accordingly been unwound. Refer to "Item 18—Financial Statements—Note 35—Share-based payment reserve" for further information.

        With the implementation of Sasol Khanyisa, approximately 18,4% direct black ownership in SSA now exists, which, together with black ownership at Sasol Group level, translates into at least 25% black ownership credentials at SSA level (for purposes of measuring black ownership credentials under the current B-BBEE legislation).

The Mining Charter

        The Broad-Based Black Economic Empowerment Charter for the South African Mining and Minerals Industry (Mining Charter) requires mining companies to meet various criteria intended to promote meaningful participation in the industry of HDSAs. The various iterations of the Mining Charter have been the subject of much legal disagreement between industry and the government, most particularly on the issue of equity ownership of mining companies.

        The Department of Mineral Resources and Energy argues that holders of mining rights should ensure that their BEE ownership levels are at least 26%, and top them up perpetually should they fall below this level. The industry groups have argued that once a company has secured mining rights based on its compliance with this requirement, it should not be required to conclude any further transactions to restore its BEE ownership back to 26%.

        The revised 2018 Mining Charter that was published on 26 September 2018 is unlike the first two iterations of the charter as it details the ownership requirements for the mining industry. One of the major changes of the Charter is the requirement to increase black ownership to 30% from 26% when mining leases are renewed and on the transfer of mineral rights.

        The principle of 26% B-BBEE shareholding remains for existing mining right holders. Applications for mining rights that are pending at the effective date of the 2018 Mining Charter will still be subject to the 26% B-BBEE shareholding requirement, but such mining right holders will then have to increase it to 30% within five years.

        Amendments to the Mining Charter as well as the Mining Charter Guidelines were published in the Government Gazette on 19 December 2018. The most significant amendment is that the Mining Charter is effective as of 1 March 2019 and the first report is due on or before 31 March 2020. Stakeholders are required to submit compliance plans by August 2019.

        In recent developments, the Minerals Council of South Africa has filed an application for a judicial review of the gazetted Mining Charter, citing problems with certain clauses and the fact that past deals were not sufficiently recognised.

        We are considering the revised Mining Charter and will make representations to the Department of Mineral Resources and Energy if necessary.

The Mineral and Petroleum Resources Development Amendment Bill

        The South African Minister of Mineral Resources has withdrawn the Mineral and Petroleum Resources Development Amendment Bill (the MPRDA Bill) from Parliament with the intent to separate the oil and gas matters from mining. It is anticipated that the oil and gas matters will be dealt with in a "Petroleum Bill" and will be introduced to the sixth Parliament in June 2019. The legislative process is still ongoing.

        The MPRDA Bill, now with a mining focus, contains certain provisions that may have a material negative effect on the mining industry. These include elevating the Codes of Good Practice for the South African Minerals Industry, the Housing and Living Conditions Standards for the Mineral Industry and the Amended Broad-Based Socio Economic Empowerment Charter for the South African Mining and Minerals Industry to the status of legislation without such documents having followed the normal route to create legislation. Another potential negative material effect on the mining industry is linked to the obligation for mining companies to sell a certain percentage of their production to local beneficiaries at a so-called "mine gate price" which will most likely be lower than the price at which the producer can sell the minerals in the open market.

The Liquid Fuels Charter

        The Liquid Fuels Charter (the Charter) requires liquid fuels companies, including Sasol Oil, to ensure that HDSAs hold at least 25% equity ownership in the South African entity holding their operating assets by the end of a period of 10 years from the date of the signing of the Charter.

        In order to meet this equity ownership objective, Sasol Limited entered into a BEE transaction with an HDSA-owned company, Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano), in terms of which Sasol disposed of 25% of its shareholding in Sasol Oil to Tshwarisano. With effect from 1 July 2006, Sasol Oil met the 25% BEE ownership target, with Tshwarisano holding 25% of the shares in Sasol Oil in line with the Charter.

        Tshwarisano's shareholding is fully unencumbered after it settled the last of its debt relating to its equity shareholding in February 2016.

        The Charter further provides for the evaluation by the Department of Mineral Resources and Energy, from time to time, of the industry's progress in achieving the objectives of the Charter. The Department of Mineral Resources and Energy in concurrence with the Department of Trade and Industry initiated a process to establish a Sector Charter (Petroleum and Liquid Fuels Sector Charter) in terms of section 12 of the B-BBEE Act. The outcome or potential effect of this process on Sasol cannot be assessed at this time.

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

Environmental regulation

        The Constitution of the Republic of South Africa (the Constitution) contains the underlying right which must be given effect to by environmental legislation in South Africa. The South African National Environmental Management Act, 107 of 1998 is therefore the framework act which primarily aims to give effect to the Constitutional environmental right. It also underpins specific environmental management acts, such as the National Environmental Management: Waste Act, 59 of 2000 (National Environment Management: Waste Act), the National Water Act, 36 of 1998, and the National Environmental Management: Air Quality Act, 39 of 2004 which all, in turn, regulate specific environmental media and the associated regulation of potential impacts thereon. The National Environmental Management: Waste Act also specifically regulates the process for management of contaminated land. These Acts also provide for enforcement mechanisms as well as provisions for the imposition of criminal sanction. These also apply to mining activities.

        Apart from South Africa's international commitments, the country's climate change mitigation regulation is still being developed. Sasol continues to engage with the government on the development of the Climate Change Bill as well as the imposition of mandatory carbon budgets. Sasol's engagement focuses on the need for alignment of mitigation instruments in an effort to create long-term policy certainty. Although not mandatory, Sasol is participating in the first phase of the carbon budget process and has received and agreed to the carbon budget allocated to it, which is in place until 2020. The National GHG Emission Reporting Regulations and the National Pollution Prevention Plan Regulations were promulgated in April and June 2017 respectively. Sasol has accordingly submitted its GHG data and its pollution prevention plans have been approved. The Carbon Tax Act No 15 of 2019 was signed into law in May 2019 and came into effect on 1 June 2019.

        For information regarding our challenges associated with these regulatory requirements refer to "Item 3.D—Risk factors".

Health and safety

        Occupational health and safety is governed by the Occupational Health and Safety Act, 85 of 1993 and the Mine Health and Safety Act, 29 of 1996 for compensation of employees who suffer occupationally related diseases or injuries. Specific requirements for chemicals and hazardous substances are regulated by the Hazardous Substances Act, 15 of 1973.

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

United States

        In the US, we operate a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. Sasol's US operations and growth projects are subject to numerous laws, regulations and ordinances relating to safety, health and the protection of the environment. The essential objectives of these legal frameworks are largely consistent with that of the South African framework, although regulatory and permitting requirements are more established and entrenched in some respects.

        Regulation relating to climate change in the US at the federal level is currently uncertain given the US political climate, but climate change policy continues to be developed at the state level, and to some extent, through the judicial system. However, the US political climate and current administration have not materially diminished environmental regulation and enforcement, particularly with respect to air quality. Our operations in the US remain regulated at the federal, state, and local level relating to health, safety, environment, and community impact. In the US, we anticipate continuing to respond in part to the regulatory environment through existing systems and control technology as well as through efficiency and control technology reviews and improvement opportunities where appropriate.

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

        In late 2016, the Canadian federal government announced a national carbon price programme requiring all provinces and territories to have carbon pricing initiatives in effect by 2018 at a minimum of CAD10/tonne of CO2 equivalent emissions, to increase by CAD10/tonne annually until they reach CAD50/tonne in 2022. The introduction of the national carbon price programme is having a relatively minor financial impact on Sasol's Canadian operations.

Mozambique

        A National Environmental Policy (Resolution 5/1995, of 3 August) is the government document outlining the priorities for environmental management and sustainable development in Mozambique, including the required legal framework. The Environmental Law (Law 20/1997, of 1 October as amended by Law 16/2014, of 20 June) provides a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique. The Regulations on Environmental Impact Assessment (Decree 54/2015, of 31 December) set forth the procedures applicable for the granting of environmental licences.

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

Gabon

        The primary legislation in Gabon governing oil and gas activities is the Hydrocarbon Law (Law No. 02/2019) which was published in the Gabonese Official Journal on 22 July 2019. This establishes a new regime governing hydrocarbons exploration, exploitation and transportation activities, in compliance with environmental and other applicable legislation. Existing production sharing contracts remain in force until their expiry and will remain governed by the previous law (Law No. 14/1982), with the exception of a limited number of additional obligations such as a natural gas flaring prohibition. At this point in time, any risks and impact on Sasol cannot be finally assessed.

        The Economic and Monetary Community of Central Africa, known as CEMAC and which includes Gabon, has issued Foreign Exchange Regulation No. 02/18-CEMAC-UMAC which is due to come into effect on 1 September 2019. This regulation allows the CEMAC Central Bank (BEAC) to take measures to restore reserves in foreign exchange currency including restrictions on foreign currency bank accounts in and outside CEMAC and limits a company's ability to enter into loans, import / export services and assets and make investments. Fines for breach are extremely severe being up to 50% of the company's assets. We are working with industry to try to lobby the IMF, CEMAC and BEAC to obtain an extension to the 1 September 2019 deadline and to seek an exemption for the oil and gas industry.

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

        In Qatar, we participate in a joint venture owning and operating a GTL facility involving the production, storage, marketing and transportation of GTL diesel, GTL naphtha and LPG. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

        Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C Organisational structure

        Sasol Limited is the ultimate parent of the Sasol group of companies.

        SSA, a subsidiary of Sasol and a company incorporated in South Africa, primarily holds our operations located in South Africa. A number of other subsidiaries incorporated in South Africa, including Sasol Oil (Pty) Ltd, Sasol Mining Holdings (Pty) Ltd, Sasol Gas (Pty) Ltd, Sasol Middle East and India (Pty) Ltd and Sasol Africa (Pty) Ltd, also hold our interests in operations in South Africa, other parts of Africa and the Middle East. Sasol Financing Limited, responsible for the management of cash resources and investments, is wholly owned and incorporated in South Africa.

        Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in South Africa, primarily holds our interests in Sasol group companies incorporated outside of South Africa, including Sasol European Holdings Limited (United Kingdom), Sasol Wax International GmbH (Germany), Sasol (USA) Corporation (US), Sasol Financing USA Ltd, Sasol Holdings (Asia Pacific) (Pty) Ltd (South Africa), Sasol Chemical Holdings International (Pty) Ltd (South Africa), Sasol Canada Holdings Limited (Canada) and their respective subsidiaries.

        See Exhibit 8.1 for a list of our significant subsidiaries and significant jointly controlled entities.

4.D Property, plants and equipment

        Refer to "Item 18—Financial Statements—Note 17 Property, plant and equipment" for further information regarding our property, plant and equipment.

Mining

Coal mining facilities

        Our main coal mining facilities are located at the Secunda Mining Complex, which consists of underground collieries (Bosjesspruit; Brandspruit; Impumelelo; Middelbult; Shondoni shaft; Syferfontein; and Twistdraai Thubelisha) and the Sigma complex consisting of the Mooikraal colliery near Sasolburg.

        For detail regarding the cost of the assets in our coal mining facilities, refer to the segmental information contained in "Item 18—Financial Statements—Note 17 Property, plant and equipment".

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

        Mining operates six mines for the supply of coal to the Secunda Synfuels Operations, Sasolburg Operations (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

				Production (Mt)(3)
			Nominated capacity per year (Mt)(2)
Colliery	Location	Market		2019	2018	2017
Bosjesspruit	Secunda	Secunda Synfuels Operations	6,3	4,9	5,7	6,1
Brandspruit(5)	Secunda	Secunda Synfuels Operations	—	0,5	2,3	2,8
Impumelelo(5)	Secunda	Secunda Synfuels Operations	6,8	4,8	3,2	2,2
Middelbult, Shondoni shaft	Secunda	Secunda Synfuels Operations	8,0	7,1	6,9	6,5
Syferfontein	Secunda	Secunda Synfuels Operations	11,0	10,1	10,5	10,9
Twistdraai Thubelisha	Secunda	Export/Secunda Synfuels Operations(1)	9,7	8,7	8,8	7,9
Sigma : Mooikraal	Sasolburg	Sasolburg Operations	1,9	1,4	1,4	1,2

				37,5	38,8	37,6

Production tons per continuous miner (mining production machine) per shift including off-shift production(4) (t/cm/shift)				1 191	1 161	1 147

(1)
The secondary product from the export beneficiation plant is supplied to Secunda Synfuels Operations.

(2)
The nominated capacity of the mines is the expected production of that mine and does not represent the total maximum capacity of the mine.

(3)
Production excludes externally purchased coal.

(4)
Off-shift production is a legally permitted, voluntary shift system allowing mine workers to produce coal on their non-working shifts. This shift system provides the mine with a flexibility option to catch-up on production shortfall. The mine workers are remunerated for this production on a cost per ton basis.

(5)
The transition phase, of replacing Brandspruit Colliery with Impumelelo Colliery, was completed and the last coal was produced from Brandspruit Colliery during 2019.

Processing operations

        Coal export business—Secunda operations.    We started the coal export business in August 1996. Run of mine coal is sourced from Twistdraai Thubelisha Colliery (nominated capacity 9,7 Million tons (Mt)). The export beneficiation plant has a design throughput total capacity of 10,5 Mt per annum. In 2019, we produced 8,7 Mt from Twistdraai Thubelisha Colliery; of which we beneficiated 8,5 Mt, and 0,2 Mt was bypassed to Sasol Coal Supply.

        The run of mine (ROM) coal is transported via an overland conveyor belt to the export beneficiation plant from the Twistdraai Thubelisha Colliery. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

        Mining has a 4,2% shareholding in RBCT, which corresponds to the existing entitlement of 3,6 Mt per year. Actual export volumes for 2019 were 3,2 Mt. For the foreseeable future, we anticipate exports of approximately 3,3 Mt per year.

        Sasol Coal Supply—Secunda Operations.    Sasol Coal Supply operates the coal handling facility between Mining and Secunda Synfuels Operations by stacking and blending coal on six live stockpiles. The overland conveyors from the mining operations to the coal handling facility are, in total, approximately 100 kilometres (km) long and also form part of the Sasol Coal Supply operation.

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

        The daily coal supply to Secunda Synfuels Operations is approximately 109 000 tons.

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

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 91,81% (2018—91,72%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

        The Number 4 Lower Coal Seam is a bituminous hard coal, characterised by the following borehole statistics:

  •
  the depth to the base of the seam ranges from 40 m to 241 m with an average depth of 135 m below the surface topography. All the current mining done on this seam is underground;

  •
  the floor of the seam dips gently from north to south at approximately 0,5 degrees;

  •
  the thickness of the seam varies in a range up to 10 m with a weighted average thickness of 3,7 m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs;

  •
  the inherent ash content (air dried basis) is an average 26,7%, which is in line with the coal qualities supplied during the past 30 years to Secunda Synfuels Operations;

  •
  the volatile matter content is tightly clustered around a mean of 23,0% (air dried); and

  •
  the total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,01% of the total mass of the coal.

        The other potential coal seam is:

  •
  the Number 2 Coal Seam at Middelbult colliery and Impumelelo colliery, which has been included in our reserve base.

Reserve estimation (remaining reserves at 31 March 2019)

        We have approximately 4,0 billion tons (Bt) (2018—4,2 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,3 Bt (2018—1,4 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 that follows. Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda Synfuels Operations and the majority of the Twistdraai Thubelisha reserves which will be exported. The reserve disclosure in this section includes Mining's total coal resources and reserves available for mining operations in Secunda. These reserves have not been adjusted for the synthetic oil reserves reported in the supplemental oil and gas information. The different reserve areas are depicted on the map on page M-1, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2019, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield(4) (%)	Proved/ probable
Middelbult mine, number 4 seam	619	84	148	48	201	100	Proved
Middelbult mine, number 2 seam	61	12	6	41	19	100	Probable
Bosjesspruit mine	186	7	81	45	64	100	Proved
Bosjesspruit mine	71	3	25	45	33	100	Probable
Syferfontein mine	866	152	138	48	265	100	Proved
Syferfontein mine	—	—	—	—	16	100	Probable
Twistdraai Thubelisha mine	629	117	64	56	260	P34,S37	Proved
Impumelelo, Block 2, number 4 seam	621	81	125	51	211	100	Proved
Impumelelo, Block 2, number 2 seam	356	53	164	41	45	100	Probable
Block 2 South, number 4 seam	363	98	48	54	123	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	58	52	100	Probable

Total Secunda area	4 046				1 334

(1)
The coal reserve estimations in this table were compiled under supervision of Mr. Viren Deonarain who is considered a competent person. The "South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)" dealing with competence and responsibility, paragraph 7, state Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A 'Competent Person' is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation (ROPO). The Competent Person must comply with the provisions of the relevant promulgated Acts. Ms. L Jeffrey and Mr. N McGeorge, on behalf of SRK Consulting performed a comprehensive and independent audit of the coal resource/reserve estimations in February 2019 and the estimates were certified as correct. The estimation of the proved reserves is compliant with the definition and guidelines as stated in SEC Industry Guideline 7.

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

Reserve area	Wet/dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis)
Middelbult mine	Wet	4,3	n/a	Assigned	Steam	21,0	0,9
Bosjesspruit mine	Wet	3,9	n/a	Assigned	Steam	19,9	0,8
Syferfontein mine	Wet	5,2	n/a	Assigned	Steam	21,8	0,8
Twistdraai Thubelisha mine	Wet	4,5	n/a	Assigned	Steam	21,1	1,1
Impumelelo, Block 2, number 4 seam.	Wet	3,9	n/a	Assigned	Steam	20,6	1,3
Impumelelo, Block 2, number 2 seam	Wet	3,8	n/a	Assigned	Steam	20,4	0,7
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (as received) basis MJ/kg	Sulphur (as received basis)
Middelbult mine	Wet	4,2	4,5	Assigned	Steam	19,5	0,9
Bosjesspruit mine	Wet	3,8	4,0	Assigned	Steam	18,0	0,8
Syferfontein mine	Wet	5,2	4,1	Assigned	Steam	20,8	0,8
Twistdraai Thubelisha mine	Wet	4,4	4,3	Assigned	Steam	19,5	1,0
Impumelelo, Block 2, number 4 seam	Wet	3,9	3,6	Assigned	Steam	19,4	1,3
Impumelelo, Block 2, number 2 seam	Wet	3,7	3,5	Assigned	Steam	19,2	0,7
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,0	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,2	0,7
Block 3 South	Wet	3,4	3,6	Unassigned	Steam	21,8	0,7

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

Legal rights on coalfields

        Sasol Mining (Pty) Ltd is the holder of various prospecting and mining rights for coal in Mpumalanga and the Free State. These prospecting and mining rights are granted by the State acting as custodian of South Africa's mineral and petroleum resources in accordance with the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002, as amended.

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

        Coal mining activities in the Free State province near the town of Sasolburg are conducted by virtue of Sasol Mining holding a mining right which is valid for 30 years. The coal is mainly used for electricity and steam generation at our Sasolburg operations. Steam is a major component which is required in the production of Sasol's chemical products as well as the refining of oil.

        The validity period of Sasol's mining rights may, on application to the Department of Mineral Resources and Energy, be extended for further periods not exceeding 30 years each.

Exploration and Production International (E&PI)

Natural oil and gas operations

        Our natural oil and gas operations are managed by our Exploration and Production International (E&PI) business unit. E&PI's principal activities are the exploration, appraisal, development and production of hydrocarbon resources. Currently we hold equity in three producing assets with proved reserves in Mozambique, Gabon and Canada and one non-producing asset in Mozambique. We also have equity in exploration licences in Mozambique, South Africa and Gabon.

        In the narrative sections below, unless stated otherwise, all quantitative statements refer to gross figures. The tabular information which follows the narrative provides:

  •
  total gross and net developed and undeveloped acreage of our natural oil and gas assets and exploration licences by geographic area, at 30 June 2019;

  •
  the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled, at 30 June 2019;

  •
  capitalised natural oil and gas exploratory well costs at the end of the last three years and information about the continued capitalisation of natural oil and gas exploratory well costs, at 30 June 2019;

  •
  details about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells, at 30 June 2019; and
  •
  average sales prices and production costs, of natural oil and gas, for the last three years.

        The financial information in these sections has been prepared in accordance with International Financial Reporting Standards in order to ensure consistency between this document and the Annual Financial Statements.

        Refer to the "Supplemental Oil and Gas Information" on pages G-1 to G-7 for:

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

  •
  standardised measures of discounted future net cash flows relating to natural oil and gas proved reserves, for the last three years; and

  •
  changes in the standardised measures of discounted future net cash flows relating to natural oil and gas proved reserves, for the last three years.

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

        The other asset is the Pande-Temane Production Sharing Agreement (PSA) licence (442,8 thousand undeveloped net acres). Our subsidiary Sasol Petroleum Mozambique Limitada (SPM), the operator, holds a 100% working interest. Under the terms of the current PSA licence, Empresa Nacional de Hidrocarbonetos EP (ENH) as the licence holder is entitled to a profit share of production.

        The two PSA development areas covered by development and production periods until 2041 for the oil development (125,9 thousand undeveloped net acres) and 2046 for the gas development (157,3 thousand undeveloped net acres), are being developed in accordance with the Phase 1 field development plan approved by the Mozambican authorities in January 2016. The remaining PSA Pande area (159,6 thousand undeveloped net acres) is covered by a commercial assessment period (CAP) enduring for an initial period of five years with an option for up to two renewals of three years each. The initial period expired in February 2018 and an extension has been agreed for an additional three years.

  Exploration

        We have interests in two offshore exploration licences, shallow water Blocks 16 & 19 (operated) and Angoche A5-A (non-operated). We also have one operated onshore licence PT5-C.

        The offshore shallow water Blocks 16 & 19 which cover 622,7 thousand undeveloped net acres are operated by Sasol through its subsidiary Sasol Petroleum Mozambique Exploration Limitada (SPMEL) with 85% working interest and ENH carried through the exploration period for 15% until field development. Petroleum operations in the licence have been suspended since 2008, pending the outcome of the strategic environmental assessment (SEA), commissioned by the Mozambique government.

        In October 2015, the authorities announced the results of the Fifth Mozambique Licensing Round in which our subsidiary SPMEL and our partners were successful. The negotiations for the exploration and production concession contracts (EPCC) were completed and signed in October 2018 with the effective date of 1 January 2019. SPMEL holds a 70% working interest, as operator, in the onshore Pande-Temane Area PT5-C (521,0 thousand undeveloped net acres). It also holds a 25,5% working interest (324,2 thousand undeveloped net acres) in the offshore Angoche Area A5-A, which is operated by Eni Mozambico S.p.A.

Activities

        Present activities in the Pande-Temane PPA asset include projects for infill drilling and additional compression that will lower the inlet pressure at the CPF. The first infill well in the Pande field was drilled in April 2018, tested in June 2018 and was brought into operation in December 2018.

        Follow-up development projects include additional infill wells and phase three compression at the CPF, necessary to maintain production as the reservoirs deplete and are in accordance with the approved field development plan. This compression project was brought into operation in October 2020.

        In the PSA development areas in Inhassoro and Temane (Phase 1 of the PSA Development), nine wells were drilled and completed in 2017 and 2018, in accordance with the drilling programme in the approved field development plan. Recoverable volumes of light oil are now forecast to be around the low end of the range presented in the field development plan, which has required a review of the development programme. Sasol has spent over US$400 million in the current development execution phase and is planning to submit a revision to the field development plan encompassing an integrated oil, gas and LPG development for the whole licence area in 2020.

        In the PSA CAP area, two wells were drilled in 2018. One well confirmed gas while the other one did not encounter a hydrocarbon-bearing interval. The development of the PSA CAP area, as well as the small accumulations discovered as part of the development, will be incorporated in the revised field development plan.

Capitalised exploratory well costs

        At 30 June 2019, there were no exploratory wells costs capitalised in the Pande-Temane PPA asset or in the A5-A, PT5-C and Blocks 16 & 19 licences.

        In the PSA CAP area, exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling, amounting to US$27,0 million net to Sasol; these costs relate to the exploration drilling activities conducted and completed in 2008, and the follow up activities which continued in 2017, 2018 and 2019.

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

        At 30 June 2019, there were 17 productive wells, down from 21 producing wells in the prior year. Well integrity risks were identified and some wells were shut-in with remediation plans in place for 2020.

Delivery commitments

        Gas produced from the Pande-Temane PPA asset, other than royalty gas provided to the Mozambican government, is supplied in accordance with long-term gas sales agreements (GSAs). The gas produced in accordance with GSA1, signed on 27 December 2002 (25 years contract term from 1 April 2004), and GSA2, signed on 10 December 2008 (20 years contract term from 1 January 2010), is sold internally for use as part of the feedstock for our chemical and synthetic fuel operations and to the external market in South Africa, with a maximum daily quantity equivalent to 132 PJ/a (119,75 bscf/a) and 27 PJ/a (24,49 bscf/a) for GSA1 and GSA2 respectively. There are four GSA3 20-year contracts that supply gas to the Mozambique market. These satisfy a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas Company S.A from 1 July 2014 for 8 PJ/a (7,26 bscf/a), ENH-Kogas from 1 March 2013 for 6 PJ/a (5,44 bscf/a), Central Termica de Ressano Garcia S.A. from end-February 2015 for 11 PJ/a (9,98 bscf/a) and ENH effective from 1 June 2015 for 2PJ/a (1,81 bscf/a).

        Infill drilling and compression projects which will convert proved undeveloped reserves into proved developed reserves in order to meet near-term delivery commitments are under way. During 2018 it was determined that production will nevertheless begin to decline during 2023 and we will no longer be able to supply at currently contracted rates. Technical and commercial options are under consideration to address the matter.

        PPA condensate is currently sold to Petróleos de Moçambique, S.A. (Petromoc), which transports the condensate by truck from the CPF for export. The contract expired at the end of June 2019 and after a competitive tendering process, Petromoc was selected as the preferred bidder. The commercial agreements were finalised effective 1 July 2019 for a two year period.

Proved reserves (all quantities are net to Sasol)

        Our Mozambique proved reserves are contained in the Pande-Temane PPA asset. These represent the net economic interest volumes that are attributable to Sasol after the deduction of petroleum production tax. The primary sales product for the PPA is natural gas, with minor amounts of associated liquid hydrocarbons.

Changes to proved reserves

        There was a reduction of 63,7 billion cubic feet in proved gas reserves due to production offset by revisions of previous estimates.

Changes to proved developed reserves

        Proved developed gas reserves decreased by 71,1 billion cubic feet to 750,0 billion cubic feet. The decrease was due to production of 113,9 billion cubic feet partially offset by an upward revision of 42,8 billion cubic feet.

Proved undeveloped reserves converted to proved developed reserves

        No reserves were converted from undeveloped to developed during 2019.

Changes to proved undeveloped reserves

        Proved undeveloped gas reserves were revised upwards by 7,4 billion cubic feet.

Proved undeveloped reserves remaining undeveloped

        Proved undeveloped gas reserves, presently estimated to be 196,0 billion cubic feet, have remained undeveloped in the Pande-Temane PPA asset for the last thirteen years. The total proved volume (developed plus undeveloped) represents gas that will be recovered as part of the approved field development plan and which is required to satisfy existing gas sales agreements. In order to optimise the timing of the capital expenditure required to convert undeveloped reserves to developed reserves, E&PI regularly studies production performance and reviews its plan for installation of additional compression and wells. The first infill in the Pande field was brought into operation in December 2018. This will be followed by additional infill wells and phase three compression.

Rest of Africa (outside Mozambique)

Licence terms

Gabon

  Development and production

        In Gabon, our subsidiary Sasol Gabon S.A. holds a 27,75% working interest in the Etame Marin Permit (EMP) asset, which is a producing asset with proved reserves. VAALCO Gabon S.A. is the operator of the asset, under the terms of the EMP exploration and production sharing contract. The EMP contract area comprises three exclusive exploration areas (EEAs) namely Etame EEA, Avouma EEA and Ebouri EEA.

        The EMP contract terms were renegotiated in September 2018 to align and extend the three EEAs in time. All EEAs were renewed from September 2018 with a duration of 10 years and include two five-year optional extensions. The EEAs were also extended in area as follows:

  •
  Ebouri EEA: 1,0 thousand developed net acres;

  •
  Etame EEA: 6,5 thousand developed net acres; and

  •
  Avouma EEA: 5,3 thousand developed net acres.

  Exploration

        Our subsidiary Sasol Gabon S.A. entered into a farm-in agreement with Perenco Oil & Gas Gabon S.A. for a 40% working interest in the DE 8 permit offshore Gabon (245,7 thousand undeveloped net acres). The farm-in was approved in principle by the government in July 2017 and the corresponding PSC amendment submitted to the authorities was approved in August 2018. In July 2018, the Government granted its approval for the joint venture to enter the third exploration period of the licence, which expires in June 2021 and includes one commitment well.

South Africa

        In South Africa, we have an interest in one exploration licence.

        Our subsidiary Sasol Africa (Pty) Ltd holds a 60% working interest in the ER236 licence, offshore in the Durban Basin, which is operated by Eni South Africa BV (9 740,3 thousand undeveloped net acres). In April 2019, the operator submitted an application for the second renewal exploration period, which has a mandatory relinquishment of 15% (1 457,2 thousand undeveloped net acres affected). The application submitted to the Petroleum Agency SA (PASA) is pending approval.

Activities

Gabon

  Development and production

        Following the signature of the license amendment in September 2018, current activities include preparing for a drilling programme in 2020 and early stage studies for further development of the field.

  Exploration

        Geological and geophysical studies focused on reviewing the current inventory of leads and prospects to assess and polarise its associated geological risk in order to rank and identify the best prospect to be drilled by 2021.

South Africa

  Exploration

        A second 3D seismic survey within the ER236 licence was acquired during April 2018 and data processed in November 2018. An environmental impact assessment for future potential drilling activities in the block was submitted to PASA for approval in 2019, with final authorisation pending.

Capitalised exploratory well costs

        There were no exploratory well costs capitalised in Africa outside Mozambique.

Facilities and productive wells

        In Gabon, oil is produced from the EMP asset facilities which comprise of four wellhead platforms, subsea flowlines and a floating production, storage and off-loading vessel (FPSO) located some 35 kilometres offshore southern Gabon. Oil from the Etame, Avouma and Ebouri EEA's, managed as a single operational field, is produced by means of a combination of subsea and platform wells, which are connected by pipelines to the FPSO. The FPSO is contracted from and operated by Tinworth Pte. Limited. The processed oil is stored in tanks on the FPSO prior to export by shipping tanker.

        At 30 June 2019, there were 12 productive wells from the EMP.

Delivery commitments

        The oil produced from the Gabon EMP asset is marketed internationally on the open market and sold under a short-term crude oil sale and purchase agreement (COSPA) that is renewed periodically. The COSPA was re-tendered at the end of 2018 (for the contract period commencing January 2019) and Mercuria Energy Trading SA was the successful buyer. The current COSPA expires on 31 January 2020 and is expected to be further extended or re-contracted as required on terms not dissimilar to the current contract.

Proved reserves (all quantities are net to Sasol)

        Our rest of Africa proved reserves are contained in the EMP asset, Gabon. These represent the net economic interest volumes attributable to Sasol after application of the licence terms, including the deduction of royalty. The primary sales product is oil, all gas produced is consumed in operations or flared.

Changes to proved reserves

        There was an increase of 0,2 million barrels in proved oil reserves.

Changes to proved developed reserves

        Proved developed reserves remained unchanged at 1,8 million barrels. The production of 1,2 million barrels were offset by a 1,2 million barrel revision due primarily to better-than-expected well performance amounting to 0,9 million barrels and also as a result of the licence extension amounting to 0,3 million barrels.

Proved undeveloped reserves converted to proved developed reserves

        No reserves were converted from undeveloped to developed during 2019.

Changes to proved undeveloped reserves

        There was an increase of 0,2 million barrels to proved undeveloped reserves following approval of the 2020 drilling programme.

Proved undeveloped reserves remaining undeveloped

        There were 0,2 million barrels proved undeveloped reserves at 30 June 2019.

North America

Licence terms

Canada

        In Canada, our subsidiary Sasol Canada Exploration and Production Limited Partnership (SCEP LP), holds a 50% working interest in the Farrell Creek and Cypress A asset located in British Columbia, which is a producing asset with proved reserves. The asset is operated by Petronas Energy Canada Ltd (PECL).

        As at 30 June 2019 Farrell Creek comprised 29 licences and leases and Cypress A comprised 21 licences and leases. The Farrell Creek and Cypress A asset covers an area of 18,2 thousand developed net acres and 35,8 thousand undeveloped net acres. Acreage retention and the conversion of licences to leases is enabled by drilling commitments, the provincial government's prescribed lease selection and validation process and licence extension applications.

Activities

Canada

        The drilling programme planned for 2019 included the drilling of four wells. As of 30 June 2019 drilling on three wells had finished and one well was suspended. The completion of the three drilled wells is scheduled to be completed in 2020.

Capitalised exploratory well costs

Canada

        At 30 June 2019, there were no exploratory well costs capitalised in Canada.

Facilities and productive wells

        Natural gas and liquids are produced from the Farrell Creek and Cypress A asset by means of production wells, flowlines, gathering lines and processing facilities. Gas from Farrell Creek wells and Cypress A southern wells is processed through facilities owned by SCEP LP and PECL, covering a site of approximately 160 000 square metres. Gas from Cypress A northern wells is currently processed and sold through third party production facilities.

        At 30 June 2019, there were 157 productive wells.

Delivery commitments

        We currently do not have any delivery commitments with customers in Canada. The marketing and sale of natural gas, and the small amount of petroleum liquids, from the Farrell Creek and Cypress A assets is managed on a short-term basis as part of operations.

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

        Full development of the asset will require around 2 200 wells, of which only some 9% have been drilled and completed to date. Reserves are limited to those volumes of gas and associated liquid hydrocarbons attributable to Sasol that are forecast to be produced from productive wells together with wells to be drilled and/or completed in the approved work programme.

Changes to proved reserves

        There was a reduction of 21,8 billion cubic feet in proved gas reserves.

Changes to proved developed reserves

        Proved developed gas reserves decreased by 25,0 billion cubic feet to 38,2 billion cubic feet.

        The reduction was due to the combined effects of the production of 16,3 billion cubic feet and a downward revision of 8,7 billion cubic feet largely due to further reduction in natural gas prices and a reassessment of future operating expenditures.

Proved undeveloped reserves converted to proved developed reserves

        No reserves were converted from undeveloped to developed during 2019.

Changes to proved undeveloped reserves

        Proved undeveloped gas reserves increased by 3,2 billion cubic feet as a result of the approval of the 2019/2020 drilling and completion programme.

Proved undeveloped reserves remaining undeveloped

        There were 3,2 billion cubic feet proved undeveloped reserves at 30 June 2019.

Australasia

Licence terms

        As of 30 June 2019 we no longer have interests in the Australasian region.

Tabular natural oil and gas information

Developed and undeveloped acreage

        The table below provides total gross and net developed and undeveloped acreage for our natural oil and gas assets by geographic area at 30 June 2019.

Natural oil and gas acreage concentrations at 30 June 2019(3)	Mozambique(1)	Rest of Africa(2)	North America(1)(2)	Total
	thousand acres
Developed acreage
Gross	431,7	46,1	36,4	514,2
Net	302,2	12,8	18,2	333,2
Undeveloped acreage
Gross	3 191,1	16 848,1	71,6	20 110,8
Net	1 910,7	9 986,0	35,8	11 932,5

(1)
Certain licences in Mozambique and North America overlap as they relate to specific stratigraphic horizons.

(2)
Rest of Africa comprises Gabon and South Africa, North America comprises Canada.

(3)
The table does not include acreage information (neither net nor gross) pertaining to: licences from which Sasol is in a formal process of withdrawing; licence areas proposed for relinquishment owing to local regulations; or new blocks Sasol is in a process of acquiring. See the map on page M-2 for a representation of the affected areas.

Drilling activities

        The table below provides the number of net wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2019.

Number of wells(2) drilled for the year ended 30 June	Mozambique		Rest of Africa(1)	North America(1)	Australasia(1)	Total
2017
Net development wells—productive(2)	—	(6)	—	5,0	—	5,0
Net extension wells(5)—productive(2)	6,0	(6)	—	—	—	6,0
Net stratigraphic test wells—exploratory type(3)	0,5		—	—	0,4	0,9
2018
Net extension wells(5)—productive(2)	3,0	(6)	—	—	—	3,0
Net development wells—productive(2)	0,7	(6)	—	0,5	—	1,2
Net stratigraphic test wells—exploratory type(3)	—		0,4	—	—	0,4
Net stratigraphic test wells—development type(3)	2,0		—	—	—	2,0
2019
Net exploratory wells—dry(2)	—		—	—	—	—
Net exploratory wells—productive(2)	—		—	—	—	—
Net extension wells(5)—productive(2)	—		—	—	—	—
Net extension wells(5)—dry	—		—	—	—	—
Net development wells—productive(2)	—		—	—	—	—
Net development wells—dry(2)	—		—	0,5	—	0,5
Net stratigraphic test wells—exploratory type(3)	—		—	—	—	—
Net stratigraphic test wells—development type(3)	—		—	—	—	—
As at 30 June 2019
Wells being drilled—gross(4)	—		—	3,0	—	3,0
Wells being drilled—net(4)	—		—	1,5	—	1,5

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

(6)
The 6 wells drilled in the PSA DPAs were classified as development wells in 2017 and are restated as extension wells in 2018.

Capitalised exploratory well costs

        The table below provides details about natural oil and gas capitalised exploratory well costs at the end of the last three years, showing additions, costs charged to expense and costs reclassified.

	2019	2018(1)	2017
	(Rand in millions)
Capitalised Exploratory Well Costs
Balance at beginning of year	354,9	290,3	279,8
Additions for the year	54,5	443,3	197,7
Costs incurred	31,8	574,0	209,6
Asset retirement obligation adjustments	22,7	(130,7)	(11,9)
Charged to expense for the year	(34,1)	(346,3)	(189,0)
Farm down proceeds	—	—	—
Exiting of licences	—	—	—
Costs reclassified to Capital Work in Progress	—	—	—
Translation of foreign entities	0,1	(32,4)	1,8

Balance at end of year	375,4	354,9	290,3

Capitalised Exploratory Well costs Ageing at 30 June 2019	Mozambique		Total
	(Rand in millions)
1 to 5 years	300,0		300,0
over 5 years	58,2		58,2
Number of projects	1	(2)	1

(1)
Certain capitalised exploratory well costs were revised for 2018 compared to amounts shown in Sasol's Form 20-F for the year ended 30 June 2018.

(2)
Project activities for the Pande-Temane PSA CAP area are described above, under Mozambique—Activities.

Oil and gas production facilities and productive wells

        We operate production facilities in Mozambique and have non-operated interests in producing assets in Canada and Gabon.

        The table below provides the production capacity at 30 June 2019.

Plant Description	Location	Design Capacity
Central Processing Facility	Pande-Temane PPA, Mozambique	491 MMscf/day gas
Floating, Production, Storage and Offloading facility	Etame Marin Permit, Gabon	25 000 bpd oil
Processing Facilities	Farrell Creek, Canada	320 MMscf/day gas

        The table below provides the number of productive oil and gas wells at 30 June 2019. A productive well is a producing well or a well that is mechanically capable of production.

Number of productive wells 30 June 2019	Mozambique	Rest of Africa(1)	North America(1)	Total
Productive oil wells
Gross	—	12,0	—	12,0
Net	—	3,3	—	3,3
Productive gas wells
Gross	17,0	—	157,0	174,0
Net	11,9	—	78,5	90,4

(1)
Rest of Africa comprises Gabon, North America comprises Canada.

Sales prices and production costs

        The table below summarises the average sales prices for natural gas and petroleum liquids produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sale prices and production costs for the year ended 30 June	Mozambique	Rest of Africa(2)	North America(2)
	(Rand per unit)
2017
Average sales prices
Natural gas, per thousand standard cubic feet	23,0	—	24,3
Natural liquids, per barrel	166,1	653,2	338,7
Average production cost(1)
Natural gas, per thousand standard cubic feet	3,2	—	2,4
Natural liquids, per barrel	—	389,0	—
2018
Average sales prices
Natural gas, per thousand standard cubic feet	24,8	—	12,8
Natural liquids, per barrel	337,9	822,8	492,6
Average production cost(1)
Natural gas, per thousand standard cubic feet	5,0	—	9,8
Natural liquids, per barrel	—	486,4	—
2019
Average sales prices
Natural gas, per thousand standard cubic feet	32,6	—	13,0
Natural liquids, per barrel	514,6	977,7	517,4
Average production cost(1)
Natural gas, per thousand standard cubic feet	6,3	—	11,1
Natural liquids, per barrel	—	458,6	—

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

Our interests in facilities in Nigeria

        EGTL is a gas-to-liquids plant, located at Escravos in the Delta state, part of the Niger Delta region, situated on the South East of Nigeria.

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

Secunda Synfuels Operations

Synthetic oil

        Refer to "Item 4.D—Property, plants and equipment—Mining" for details on our mining properties and coal exploration techniques used during the estimation of synthetic oil reserves.

        The size of this total property is approximately 83 square kilometres (km2) with operating plants accounting for 9 km2. This forms the base for the main manufacturing facilities for Energy, Base and Performance Chemicals.

        The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown.

	2019	2018	2017
Average sales price per barrel (rand per unit)	966,64	800,07	683,46
Average production cost per barrel (rand per unit)	579,90	484,53	448,67
Production (millions of barrels)	41,2	42,7	41,3

Supplemental oil and gas information

        Supplemental oil and gas information: See "Item 18—Financial Statements—Supplemental Oil and Gas Information" for supplemental information relating to synthetic oil producing activities.

Base Chemicals

Our facilities in South Africa

        Our main manufacturing facilities are located in Secunda and Sasolburg. The size of Sasol's total Secunda property is approximately 83 square kilometres (km2) with operating plants accounting for 9 km2. The size of the Sasolburg property is approximately 51 km2.

Our facilities in the United States

        Base Chemicals' share of the LCCP is located at Lake Charles, Louisiana (size of full site approximately 6 km2; Base Chemicals' plant size 1,7 km2). The legacy business in Lake Charles consists of the ethylene cracker. As part of the LCCP the linear low density polyethylene (LLDPE) unit reached beneficial operation in February 2019 (capacity of 470 ktpa). The plant is ramping up to our expectation. The low density polyethylene (LDPE) unit is expected to reach beneficial operation in 2020.

        Production at our HDPE joint venture with Ineos in North America achieved beneficial operation in November 2017 (our share of capacity: 235 ktpa). The plant is producing at expectation.

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

Production capacity at 30 June 2019

Product	South Africa(2)	North America(1)(2)	Total
	(ktpa)
Ethylene(3)	615	455	1 070
Propylene(3)	950	—	950
LDPE	220	—	220
LLDPE	150	470	620
HDPE	—	235	235
Polypropylene	625	—	625
Ethylene dichloride	160	—	160
Vinyl chloride	205	—	205
PVC	190	—	190
Chlorine	145	—	145
Caustic soda	167	—	167
Cyanide	40	—	40
Hydrochloric acid	90	—	90
Calcium chloride	10	—	10

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

        The following table summarises the main production capacities of the Regional Operating Hubs in Secunda and Sasolburg that produce solvent products marketed by Base Chemicals.

Production capacity as at 30 June 2019

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

(2)
Our 50% share of the production capacity of our Sasol Huntsman joint venture. This investment has been classified as held for sale as at 30 June 2019. On 26 July 2019 Sasol and Huntsman Corporation signed a definitive agreement for Sasol to dispose of our 50% equity interest in the Sasol-Huntsman maleic anhydride joint venture. The transaction closed on 30 September

  2019 with a preliminary equity purchase price of EUR90,3 million received by Sasol. The final purchase price will be confirmed on verification of the closing accounts by the independent auditors.

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

  Our facilities in the United States

        Performance Chemicals operations in the US are based in Lake Charles, Louisiana and Tucson, Arizona. The most significant of these facilities is located at Lake Charles, Louisiana (size of full site approximately 6 km2; Performance Chemicals' plant size 1,9 km2 including share of the LCCP located at Lake Charles). As part of the LCCP, beneficial operation was declared in May 2019 on the ethylene oxide/ethylene glycol (EO/EG) plant in Lake Charles.

        A small specialty alumina facility is located in Tucson.

  Our facility in China

        The operations of Performance Chemicals are based at two locations in Nanjing (Fangshui site size approximately 90 000 m2; plant size 4 000 m2; Zhaoqiaohe site size approximately 136 000 m2; plant size 3600 m2).

        The following table provides details of the production capacity and location of the plants where the Performance Chemicals business has an interest.

Production capacity at 30 June 2019

Product	Facilities location	Total(1)
		(ktpa)
Surfactants	United States, Europe, Far East	1 100
EO/EG	United States	300
C6+ alcohol	United States, Europe, South Africa, Far East	630
Inorganics	United States, Europe, South Africa	87
Paraffins and olefins	United States, Europe	750
LAB	United States, Europe	435
C5-C8 alpha olefins	United States, South Africa	456
Paraffin wax and wax emulsions	Europe	460
FT-based wax and related products	South Africa	280
Paraffin wax	South Africa	30

(1)
Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity. Performance Chemicals also operates an EO unit in Europe which is integrated into surfactants and marginally exposed to merchant markets.

        Refer to "Item 3.D—Risk factors" and "Item 5.B—Liquidity and capital resources" for further detail on the construction of the LCCP.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934 received not less than 180 days before 30 June 2019, that are considered material.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Financial Statements" as at 30 June 2019 and 2018, and for the years ended 30 June 2019, 2018 and 2017, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

        For information regarding our financial overview and external factors impacting on our business, refer to the "Chief Financial Officer's Finance Overview—Key drivers impacting our results" as contained in Exhibit 99.3. This includes an analysis of the impact of macro-economic factors on Sasol's performance and an overview of the current economic environment, crude oil prices, exchange rates, gas prices and chemical prices. Movements in our cost base are also analysed, including the impact of cost-reduction measures and inflation.

        The discussion on the 2017 financial results have not been included as this can be found under Item 5 of our Form 20-F for the year ended 30 June 2018.

        Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See "Forward-Looking Statements" and see "Item 3.D—Risk factors" for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

5.A Operating results

Results of operations

	2019	2018	Change 2019/2018	2017	Change 2018/2017
	(Rand in millions)		(%)	(Rand in millions)	(%)
Turnover	203 576	181 461	12	172 407	5
Operating costs and expenses	(176 308)	(152 390)	16	(140 157)	9
Remeasurement items	(18 645)	(9 901)	88	(1 616)	513
Equity accounted profits, net of tax	1 074	1 443	(26)	1 071	35
Sasol Khanyisa share-based payment	—	(2 866)		—

Earnings before interest and tax	9 697	17 747	(45)	31 705	(44)
Net finance costs	(466)	(2 043)	(77)	(1 697)	20

Earnings before tax	9 231	15 704	(41)	30 008	(48)
Taxation	(3 157)	(5 558)	(43)	(8 495)	(35)

Earnings	6 074	10 146	(40)	21 513	(53)

Financial review 2019

  •
  For information regarding our financial condition, and an overview of our results refer "Chief Financial Officer's Finance Overview—Overview of financial performance" as contained in Exhibit 99.3.
  •
  For information on changes in our financial condition, and overall financial performance refer "Chief Financial Officer's Finance Overview—Key drivers impacting our results" and "Overview of financial performance" as contained in Exhibit 99.3.

Turnover

        Turnover consists of the following categories.

	2019	2018	Change 2019/2018	2017	Change 2018/2017
	(Rand in millions)		(%)	(Rand in millions)	(%)
Sale of products	200 097	178 463	12	169 115	6
Services rendered	1 735	1 612	8	1 549	4
Other trading income	1 744	1 386	26	1 743	(20)

Turnover	203 576	181 461	12	172 407	5

        The primary factors contributing to the increases in turnover were.

	Change 2019/2018		Change 2018/2017
	(Rand in millions)	(%)	(Rand in millions)	(%)
Turnover, 2018 and 2017	181 461		172 407
Exchange rate effects	15 213	8	(5 890)	(3)
Product prices	3 575	2	16 112	9
—crude oil	6 526	4	16 401	9
—other products	(2 951)	(2)	(289)	—
Net volume changes	3 359	2	(1 394) (1)	(1)
Other effects	(32)	—	226	—

Turnover	203 576	12	181 461	5

(1)
Other effects in 2017 arose mainly from the offset of feedstock credits against turnover, relating to kerosene return-stream swap agreements entered into.

Operating costs and expenses

        Operating costs and expense consists of the following categories.

	2019	2018	Change 2019/2018	2017	Change 2018/2017
	(Rand in millions)		(%)	(Rand in millions)	(%)
Materials, energy and consumables used	(90 589)	(76 606)	18	(71 436)	7
Selling and distribution costs	(7 836)	(7 060)	11	(6 405)	10
Maintenance expenditure	(10 227)	(9 163)	12	(8 654)	6
Employee-related expenditure	(29 928)	(27 468)	9	(24 417)	12
Exploration expenditure and feasibility costs	(663)	(352)	88	(491)	(28)
Depreciation and amortisation	(17 968)	(16 425)	9	(16 204)	1
Translation gains/(losses)	604	(11)	(5 591)	(1 201)	(99)
Other operating expenses	(21 064)	(16 715)	26	(13 037)	28
Other operating income	1 363	1 410	(3)	1 688	(16)

Operating costs and expenses	(176 308)	(152 390)	16	(140 157)	9

        Materials, energy and consumables used.    Materials, energy and consumables used in 2019 amounted to R90 589 million, an increase of R13 983 million, or 18%, compared with R76 606 million in 2018, which increased by 7% from R71 436 million in 2017. The increase in these costs between 2019 and 2018 was due to the higher processed volumes of oil, higher costs (higher Brent crude prices) and a weaker rand/US dollar exchange rate.

        Selling and distribution costs.    These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2019 amounted to R7 836 million, which represents an increase of R776 million, or 11%, compared with R7 060 million in 2018, which increased by R655 million, or 10%, compared with R6 405 million in 2017. The variation in these costs was mainly attributable to increased freight, rail car and terminal expenditure due to higher quantities of products sold during 2019, in conjunction with higher freight rates which is exchange rate related. Selling and distribution costs represented 4% of sales in 2019, 4% of sales in 2018, and 4% of sales in 2017.

        Maintenance expenditure.    Maintenance expenditure in 2019 amounted to R10 227 million, which represents an increase of R1 064 million, or 12%, compared with R9 163 million in 2018, which increased by R509 million, or 6%, compared with R8 654 million in 2017. Maintenance expenditure increased in 2019 compared to 2018 mainly due to inflation and schedule changes.

        Employee-related expenditure.    Employee-related expenditure amounted to R29 928 million, which represents an increase of R2 460 million, or 9%, compared with R27 468 million in 2018, which increased by R3 051 million, or 12%, from 2017.

        This amount includes labour costs of R28 709 million (2018—R25 903 million and 2017—R24 191 million) and a share-based payment charge to the income statement of R1 219 million (debit), (2018—R1 565 million (debit) and 2017—R226 million (debit)).

        Excluding the effect of the share-based payment expenses, our employee costs increased by R2 806 million, or 11%, in 2019. This was primarily due to normal annual salary increases, a weaker rand/US dollar exchange rate and an increase in headcount relating to business growth due to LCCP, particularly in our US operations. Overall headcount increased from 31 270 in 2018 to 31 429 employees in 2019, an increase of 0,5%.

        Exploration expenditure and feasibility costs.    Exploration expenditure and feasibility costs in 2019 amounted to R663 million, which represents an increase of R311 million, or 88%, compared with R352 million in 2018, which decreased by R139 million compared with R491 million in 2017. The increase in 2019 as compared to 2018 was largely attributable to the additional costs relating to the two new licences obtained in Mozambique.

        Depreciation and amortisation.    Depreciation and amortisation in 2019 amounted to R17 968 million, which represents an increase of R1 543 million, compared with R16 425 million in 2018, which increased by R221 million compared with R16 204 million in 2017. The increase in depreciation of R1 543 million mainly relates to the increase of fixed assets due to the capitalisation of some of the LCCP units.

        Translation gains/(losses).    Translation gains arising primarily from the translation of monetary assets and liabilities, amounted to R604 million in 2019, as compared to a R11 million loss in 2018 and a R1 201 million loss in 2017. The rand weakened against the US dollar throughout 2019, with the closing exchange rate having weakened by 2,5% to R14,08 at 30 June 2019 compared to R13,73 at 30 June 2018. This had a negative impact on our gearing and the valuation of our derivatives and South African export debtors and loans. However, a translation gain was recognised as a result of the realised gain of R633 million on the settlement of US$ 600 million of the Revolving Credit Facility which offset the translation losses experienced by the Group.

        Other operating expenses.    Other operating expenses in 2019 amounted to R21 064 million, an increase of R4 349 million, compared to R16 715 million in 2018, which increased by R3 678 million from R13 037 million in 2017.

        This amount includes:

  •
  rental expenses of R1 845 million (2018—R1 497 million and 2017—R1 367 million);

  •
  insurance costs of R514 million (2018—R432 million and 2017—R511 million);

  •
  computer costs of R2 155 million (2018—R2 042 million and 2017—R 1 991 million);

  •
  hired labour of R786 million (2018—R838 million and 2017—R878 million);

  •
  audit remuneration of R97 million (2018—R88 million and 2017—R89 million);

  •
  professional fees of R2 226 million (2018—R1 971 million and 2017—R1 383 million);

  •
  losses on derivative instruments (including crude oil futures, zero cost collars, interest rate swaps and foreign exchange contracts) of R2 465 million mainly due to losses of R1 475 million recognised on the interest rate swaps, partially offset by the weakening in the closing rand/US$ exchange rate, 2018—R3 927 million loss and 2017—R635 million gain. The interest rate swap was novated in June 2019 when the underlying LCCP bank term loan was refinanced. This ended the hedge relationship with hedge accounting discontinued. A loss of R1 400 million was recognised in other comprehensive income on the revaluation of the cash flow hedge that was offset by a gain of R1 115 million on the reclassification of the swap to profit and loss on termination of the hedge relationship;

  •
  increase in rehabilitation provisions of R1 096 million (2018—decrease of R804 million and 2017—increase of R472 million); and

  •
  other expenses of R9 880 million (2018—R6 724 million and 2017—R6 981 million) an increase of R3 156 million. This is mainly due to the LCCP progressing through the sequential beneficial operation schedule and the operational costs associated with these units being expensed.

        Other operating income.    Other operating income in 2019 amounted to R1 363 million,

which represents a decrease of R47 million, or 3%, compared with R1 410 million in 2018. In 2017, other operating income amounted to R1 688 million. Other operating income includes profit made by pooling the foreign exchange requirements of the group and rental income.

Share of profits from equity accounted investments

	2019	2018	Change 2019/2018	2017	Change 2018/2017
			(%)	(Rand in millions)	(%)
Profit before tax	1 737	2 223	(22)	1 338	66
Tax	(663)	(780)	(15)	(267)	192

Share of profits of equity accounted investments, net of tax	1 074	1 443	(26)	1 071	35

Remeasurement items, net of tax	15	11	36	14	(21)

        The share of profits of equity accounted investments (net of tax) amounted to R1 074 million in 2019 as compared to R1 443 million in 2018 and R1 071 million in 2017. R230 million of the decrease in equity accounted earnings for 2019 was due to the sale of our investment in Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd in 2018.

        In Nigeria, the EGTL plant production was restricted to single train operation during the first six months of the financial year due to repairs on the main air compressor. As a result, the losses increased to R216 million in 2019 compared to losses of R207 million in 2018.

Remeasurement items

        For information regarding the remeasurement items recognised, refer to "Item 18—Financial Statements—Note 9 Remeasurement items affecting operating profit".

Finance costs and finance income

        For information regarding finance costs incurred and finance income earned, refer to "Item 18—Financial Statements—Note 7 Net finance costs".

        The decrease in finance costs is mainly due to the adoption of the amendment to IAS 23 Borrowing Costs, where any specific borrowings that remain outstanding after the related asset is ready for its intended use or sale, becomes part of the general borrowings of the entity when calculating the capitalisation rate.

Tax

        The effective tax rate decreased to 34,2% in 2019 compared to 35,4% in 2018. The decrease is mainly due to the increase in Section 12L incentive allowances. For further information regarding the tax charge, refer to "Item 18—Financial Statements—Note 12 Taxation".

Non-controlling interests

        For information regarding our non-controlling interests, and their share of profit, refer "Item 18—Financial Statements—Note 22 Interest in significant operating subsidiaries".

        Earnings attributable to non-controlling interests in subsidiaries of R1 776 million increased by R359 million, or 25%, from R1 417 million in 2018, which was an increase of R278 million or 24% from R1 139 million in 2017.

        The increase in earnings attributable to non-controlling interests in 2019, as compared to the increase in 2018 is largely attributable to an increase in the profits attributable to the non-controlling interests in Sasol Oil due to a reversal of a provision for litigation.

Financial review 2018

Group results

        Earnings before interest and tax of R17,7 billion decreased by 44% compared to the prior year largely driven by a stronger exchange rate, with the rand/US dollar averaging R12,85 compared to R13,61 in the prior year, and the negative impact of remeasurement items. Global markets remained challenging and highly volatile. The increase in the oil price had a significant positive impact on our results, which was offset by the stronger average rand/US dollar exchange rate. During 2018, the average Brent crude oil prices moved higher by 28% compared to the prior year (average dated Brent was US$64/bbl for the year ended 30 June 2018 compared with US$50/bbl in the prior year). Largely as a result of the stronger rand the present value of future cash flows of our South African chlor vinyls cash generating unit have been adversely impacted, resulting in a R5,2 billion impairment. To mitigate the impact of financial risks on our business, we have entered into various hedging contracts to protect the group against volatility in commodity prices, currencies and interest rates.

Items which materially impacted earnings before interest and tax

        During 2018, earnings were impacted by the following significant items:

  •
  a net remeasurement items expense of R9,9 billion compared to a R1,6 billion expense in the prior year. Included in remeasurement items is a full impairment of the South African chlor vinyls business of R5,2 billion due to a stronger long-term rand exchange rate and a partial impairment of the Mozambique Production Sharing Agreement of R1,1 billion or US$94 million, mostly as a result of lower than expected oil volumes;

  •
  a R2,9 billion share-based payment charge related to the Sasol Khanyisa share scheme; and

  •
  losses of R3,9 billion on derivative instruments, mainly as a result of crude oil put option charges paid to protect the balance sheet at oil prices below approximately US$53 per barrel.

Segment review—results of operations

        Reporting segments are identified in the way in which the Joint Presidents and Chief Executive Officers organise segments within our group for making operating decisions and assessing performance. The segment overview included below is based on our segment results. Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party. Refer to Business segment information of "Item 18—Financial Statements—Segment information" for further detail regarding turnover and operating profit per segment.

        Refer also to "How we structure ourselves to create value" as contained in Exhibit 99.4.

Operating Business Units

Mining

	2019	2018	Change 2019/2018	2017	Change 2018/2017
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	3 222	3 446	(7)	2 946	17
Inter-segment turnover	17 654	16 351	8	16 016	2

Total turnover	20 876	19 797	5	18 962	4
Operating costs and expenses(1)	(16 175)	(14 553)	11	(15 237)	(4)

Earnings before interest and tax	4 701	5 244	(10)	3 725	41

EBIT margin %	23	26		20

(1)
Operating costs and expenses net of other income.

Results of operations 2019 compared to 2018

        Total turnover increased by 5% from R19 797 million to R20 876 million. Earnings before interest and tax of R4 701 million represents a decrease of 10% when compared to the prior year, mainly as a result of lower sales volumes in line with our customer demand, higher rehabilitation provisions and increased royalty taxes associated with our capital expenditure.

        Stock pile levels have reduced as part of our working capital optimisation efforts and external coal purchases decreased by 22% from the prior period. Lower overall production levels, combined with above-inflation cost increases resulted in our normalised cost of production increasing by 4% above inflation to R313/ton compared to the prior year.

        Above-inflation cost increases relate to higher-than-inflation increases in labour, operating and maintenance expenditure. The above inflation operating and maintenance expenditure is attributable to geological complexity and challenges driving up stonework metres and costs, and equipment reliability issues arising from Proximity Detection System implementation on our diesel fleet following our previous fatality.

        Our productivity increased by 3%, as we continue to focus on improving our operational efficiency while striving to achieve zero harm.

        For further analysis of our results refer "Integrated Report—Operational and strategic overviews" as contained in Exhibit 99.7.

Exploration and Production International

	2019	2018	Change 2019/2018	2017	Change 2018/2017
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	1 815	1 610	13	1 750	(8)
Inter-segment turnover	3 369	2 588	30	2 334	11

Total turnover	5 184	4 198	23	4 084	3
Operating costs and expenses(1)	(6 073)	(7 881)	(23)	(3 499)	125

(Loss)/earnings before interest and tax	(889)	(3 683)	(76)	585	(730)

EBIT margin %	(17)	(88)		14

(1)
Operating costs and expenses net of other income including exploration costs and depreciation.

Results of operations 2019 compared to 2018

        Total turnover increased by 23% from R4 198 million in 2018 to R5 184 million in 2019 due to higher oil (Gabon) and gas (Mozambique) prices, a weaker rand/US dollar exchange rate and higher volumes in Gabon offset by lower volumes (natural decline in production from fields in Canada and lower internal consumption for our Mozambican gas). Earnings before interest and tax of R1 166 million (excluding remeasurement items of R1 976 million and translation losses of R79 million) increased by R897 million compared to earnings before interest and tax of R269 million in 2018 (excluding remeasurement items of R4 241 million and translation gains of R289 million).

        Earnings before interest and tax from our Mozambican producing operations was R2 507 million (excluding translation loss of R114 million) compared to R1 916 million (excluding translation gain of R54 million) in the prior year. The increased earnings before interest and tax is largely due to higher sales prices, partly offset by increased maintenance cost and lower internal volume demand.

        There was no impairment or dry well write-off on our PSA development and appraisal project compared to the prior year partial impairment of R1 143 million and dry well write off of R150 million.

        Our Gabon operating asset recorded earnings before interest and tax of R484 million (excluding translation gains of R54m) compared to R331 million (excluding remeasurement items of R130 million and translation gains of R206 million) in the prior year, mainly due to higher sales prices, lower well workover maintenance costs and reversal of bad debt provisions. This was offset by an increase in depreciation due to higher asset base than the prior year.

        Our Canadian shale gas asset in Montney generated a loss before interest and tax of R801 million (excluding the impairment of R1 947 million) compared to a loss before interest and tax of R818 million (excluding impairment of R2 764 million) in the prior year. Our Canadian gas production volumes decreased by 15% compared to the prior year resulting from the natural decline of the field.

        We continue with the divestment process of the Canadian shale gas assets and the impairment of R1 947 million was aligned to the anticipated fair value.

        For further analysis of our results refer "Integrated Report—Operational and strategic overviews" as contained in Exhibit 99.7.

Strategic Business Units

Energy

	2019	2018	Change 2019/2018	2017	Change 2018/2017
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	82 977	69 110	20	64 254	8
Inter-segment turnover	826	663	25	518	28

Total turnover	83 803	69 773	20	64 772	8
Operating costs and expenses(1)	(67 237)	(55 692)	21	(53 554)	4

Earnings before interest and tax	16 566	14 081	18	11 218	26

EBIT margin %	20	20		17

(1)
Operating costs and expenses net of other income.

Results of operations 2019 compared to 2018

        Total turnover increased by 20% from R69 773 million in 2018 to R83 803 million in

2019, mainly due to the impact of higher Brent crude oil prices, higher volumes sold, the weaker rand/US dollar exchange rate partly negated by the lower petrol differentials.

        Earnings before interest and tax, including equity accounted earnings, of R16 566 million increased by R2 485 million or 18% compared to the prior year. EBIT margins remained unchanged at 20%.

        The 18% increase in earnings before interest and tax is mainly due to higher crude oil prices, the impact of weaker rand/US dollar exchange rates and higher liquid fuel sales volumes partially offset by the impact of higher coal, gas and other product prices at Secunda Synfuels Operations, lower refining margins at Natref and lower earnings from equity accounted earnings.

        Gas sales volumes were 3% higher compared to the prior year mainly due to higher market demand.

        Our share of power produced at the CTRG joint operation in Mozambique amounted to 564 gigawatt-hours of electricity, 5% lower than the prior year, due to lower market demand and the additional gas tolling agreement which ended in August 2017.

        ORYX GTL production volumes were 16% lower compared to the prior year due to the unplanned shutdown of both trains as a result of maintenance required on the waste heat boilers of the reformer reactors. Train 1 went into an extended shutdown from December 2018 to April 2019 and train 2 was also shutdown for a precautionary inspection in April 2019. This resulted in a full year utilisation rate of 81% from 95% in 2018. Both trains were back in operation from May 2019 and are currently stable. As a result, ORYX GTL contributed R1 131 million to earnings before interest and tax , 3% lower than the prior year comparative of R1 168 million.

        For further analysis of our results refer "Integrated Report—Operational and strategic overviews" as contained in Exhibit 99.7.

Base Chemicals

	2019	2018(2)	Change 2019/2018	2017(2)	Change 2018/2017
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	48 113	43 269	11	41 582	4
Inter-segment turnover	700	682	3	706	(3)

Total turnover	48 813	43 951	11	42 288	4
Operating costs and expenses(1)	(50 244)	(43 033)	17	(35 400)	22

(Loss)/earnings before interest and tax	(1 431)	918	(256)	6 888	(87)

EBIT margin %	(3)	2		16

(1)
Operating costs and expenses net of other income.

(2)
Restated for the transfer of the phenolics, ammonia and specialty gases operations from Performance Chemicals to Base Chemicals effective 1 July 2018.

Results of operations 2019 compared to 2018

        Total turnover increased by 11% from R43 951 million in 2018 to R48 813 million in 2019, mainly as a result of the weaker rand/US dollar exchange rate offset by the softer commodity chemical prices across most of our sales regions and products. The Base Chemicals business benefitted from 4% higher sales volumes largely from US polymers with our high density polyethylene (HDPE) plant contributing for the full year and our linear low density polyethylene (LLDPE) plant achieving beneficial operation in February 2019. Base Chemicals foundation business sales volumes were largely in line with 2018.

        Earnings before interest and tax decreased by R2 349 million or 256% from R918 million in 2018 to a loss of R1 431 million in 2019, while EBIT margin decreased from 2% to –3%.

        The decrease in earnings before interest and tax is largely attributable to additional operating losses due to the LCCP incurring depreciation and cash fixed cost without corresponding gross margin realised while in the ramp-up phase and additional costs incurred on our foundation business. In addition, the Ammonia cash generating unit in the Southern African value chain was impaired by R3,3 billion, mainly attributable to lower international ammonia sales price assumptions in the short- to medium-term and increased gas feedstock prices in the longer term. We reversed an impairment amounting to R949 million on our South African chlor vinyls cash generating unit due to the useful life extension from 2034 to 2050. This is in line with the detailed study undertaken that proved the viability of non-gas dependent operations beyond 2034 as feedstock is supplied from Secunda with an approved useful life up to 2050.

        In line with the asset review process, Sasol explosives business was identified for partial divestment and collaboration with a world-class explosives partner. The downstream portion of the explosives business was classified as a disposal group held for sale at 30 June 2019, following approval to commence negotiations with a preferred partner, with the aim of creating a joint venture, managed and operated by the partner. The partial divestment and partnering is expected to be completed within the next 12 months.

        For further analysis of our results refer "Integrated Report—Operational and strategic overviews" as contained in Exhibit 99.7.

Performance Chemicals

	2019	2018(2)	Change 2019/2018(2)	2017(2)	Change 2018/2017
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	67 389	63 986	5	61 359	4
Inter-segment turnover	907	901	1	826	9

Total turnover	68 296	64 887	5	62 185	4
Operating costs and expenses(1)	(75 336)	(57 034)	32	(53 448)	7

Earnings before interest and tax	(7 040)	7 853	(190)	8 737	(10)

EBIT margin %	(10)	12		14

(1)
Operating costs and expenses net of other income.

(2)
Restated for the transfer of the phenolics, ammonia and specialty gases operations from Performance Chemicals to Base Chemicals effective 1 July 2018.

Results of operations 2019 compared to 2018

        Turnover increased by 5% from R64 887 million to R68 296 million mainly due to a weaker exchange rate. The business recorded a loss of R7 040 million before interest and tax following impairments of our US assets. After adjusting for remeasurement items and translation movements of the closing exchange rate, earnings before interest and tax decreased by 23% from R7 911 million to R6 091 million mainly as result of start-up costs associated with our growth projects and adverse price movements especially in the US with lower ethylene over ethane margins as compared to the previous period.

        Sales volumes decreased by 3% compared to the prior year which was mainly driven by some lower sales of commodity products, planned outages and a force majeure in Europe. The more differentiated areas of our product portfolio were performing at or above the previous year's levels.

        In 2019, the Tetramerization and EO/EG value chains were impaired by R7,4 billion (US$526 million) and R5,5 billion (US$388 million), respectively. The impairments were driven by an increase in capital cost for the LCCP and lower US ethylene and global mono-ethylene glycol price assumptions as at 30 June 2019.

        Europe and Asia were impacted by a softer macro-economic environment specifically with some of our key markets, such as automotive, showing signs of a downturn. Overall the ramp-up of our new ETO unit in China as well as the first units of the LCCP is still supported by a robust market demand for our differentiated organics and alumina products.

        For further analysis of our results refer "Integrated Report—Operational and strategic overviews" as contained in Exhibit 99.7.

Disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13 (r) of the Exchange Act

        To our knowledge, none of Sasol's activities, transactions or dealings is in violation of applicable sanctions laws and regulations. Sasol Germany sold chemicals mainly from its advanced materials range to a direct customer in Iran. The total revenue from one transaction in July 2018 was R9,5 million (2018: R32,1 million) for 43,4 tons sold (2018: 199,6 tons).

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

        In addition to the items below, "Item 18—Financial Statements" are incorporated by reference.

        For accounting policies and areas of judgements relating to:

  •
  valuation of share-based payments , refer "Item 18—Financial Statements"—Note 34 Cash-settled share-based payment provision and Note 35 Share-based payment reserve;

  •
  impairments—refer "Item 18—Financial Statements—Note 9 Remeasurement items affecting operating profit";

  •
  long-term provisions—refer "Item 18—Financial Statements—Note 31 Long-term provisions";

  •
  post-retirement benefit obligations—refer "Item 18—Financial Statements—Note 33 Post-retirement benefit obligations";

  •
  useful economic lives of assets and depreciation of coal mining assets—"Item 18—Financial Statements—Note 17 Property, plant and equipment and Note 18 Assets under construction";

  •
  estimation of coal reserves—refer "Item 18—Financial Statements—Note 18 Assets under construction";

  •
  recognition of deferred tax assets and utilisation of tax losses—refer "Item 18—Financial Statements—Note 14 Deferred tax and Note 12 Taxation".

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

        Refer to "Table 5—Standardised measure of discounted future net cash flows relating to proved reserves", on page G-6 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2019 and to "Table 6—Changes in the standardised measure of discounted net cash flows", on page G-7.

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

5.B Liquidity and capital resources

Liquidity, cash flows and borrowings

        Based on our funding plan, we believe that current cash on hand, funds from operations and existing borrowing facilities, will be sufficient to cover our working capital and debt service requirements in the year ahead. We finance our capital expenditure from funds generated out of our business operations and borrowing facilities.

        For information regarding our funding cash flows and liquidity, refer "Item 18—Financial Statements—Note 16 Long-term debt and finance leases" which includes an overview of our banking facilities and debt arrangements.

        For information regarding the company's cash flow requirements refer to the "Chief Financial Officer's Finance Overview—Managing cash and capital" and "Managing our funding plan, debt profile and credit rating" as contained in Exhibit 99.3.

        The following table provides a summary of our cash flows for each of the three years ended 30 June 2019, 2018 and 2017.

	2019	2018	2017
(Rand in millions)
Net cash retained from operating activities	31 943	25 629	27 491
Net cash used in investing activities	(56 412)	(53 979)	(56 677)
Net cash generated by financing activities	23 131	15 112	9 536

        Cash flows retained from operating activities include the following significant items.

	2019	2018	2017
(Rand in millions)
Cash generated by operating activities	51 398	42 877	44 069
Income tax paid	(3 946)	(7 041)	(6 352)
Dividends paid	(9 952)	(7 952)	(8 628)

        The cash generated by our operating activities is applied first to fund our operations, pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is then invested based on our updated capital allocation framework which is aimed at driving maximum shareholder return.

  Operating activities

        Cash generated by operating activities in 2019 increased by 20% to R51 398 million, largely attributable to an increase in crude oil prices, decreases in working capital as well as a weaker average rand/US dollar exchange rate of R14,20/US$ for 2019 compared to R12,85/US$ for 2018. The decrease in working capital is mainly attributable to cash management actions implemented during the year.

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

        For further information regarding our cash flow generation, refer "Chief Financial Officer's Finance Overview—Managing cash and capital" as contained in Exhibit 99.3.

  Investing activities

        Net cash used in investing activities increased to R56 412 million in 2019 as compared to R53 979 million in 2018. Net cash used in investing activities in 2018 decreased from R56 677 million in 2017.

        Cash flows utilised in investing activities include the following significant items.

	2019	2018	2017
	(Rand in millions)
Additions to non-current assets(1)	(56 734)	(55 891)	(56 812)
Proceeds on disposals	567	2 316	788

(1)
Includes additions to property, plant and equipment; assets under construction and other intangible assets.

        In 2019, included in additions to non-current assets is R30,3 billion (US$2,1 billion) relating to the construction of the LCCP. This is as compared to R30,1 billion (US$2,3 billion) in 2018. This increase is largely as a result of the weakening of the rand against the US dollar and an increase in the overall capital cost estimate of the LCCP.

        Included in investing activities in 2019 are the proceeds from the sale of the investments in Heat Transfer Fuels (HTF) business of R271 million, as part of our strategic asset reviews.

        Included in investing activities in 2018 are the proceeds from the sale of the investments in Petronas Chemicals LDPE Sdn Bhd and Petronas Chemicals Olefins Sdn Bhd of R1 918 million, as well as the sale of the Lake de Smet land of R215 million, as part of our strategic asset reviews.

        For information regarding cash flows from investing activities refer "Chief Financial Officer's Finance Overview—"Managing our funding plan, debt profile and credit rating" as contained in Exhibit 99.3.

        For information regarding cash flows from additions and disposals, refer "Item 18—Financial Statements—Note 18 Assets under construction" and "Note 10 Disposals and scrapping".

        For details of our additions to non-current assets, and the projects to which these relate, refer to "Item 18—Financial Statements—Note 18 Assets under construction".

        For details of our capital commitments refer to "Item 18—Financial Statements—Note 17 Property, plant and equipment".

  Financing activities

        Net cash generated from financing activities increased to R23 131 million in 2019 as compared to R15 112 million in 2018. Net cash generated from financing activities in 2018 increased from R9 536 million in 2017.

        The reason for the increase in cash generated from financing activities is mainly due to the loans raised to fund our US growth projects.

        The group's operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities. Our long-term capital expansion projects are financed by a combination of floating and fixed rate long-term debt, as well as internally generated funds. To the extent possible, this debt is normally financed in the same currency as the underlying project to be funded and the repayment terms are designed to match the cash flows expected from that project. A centralised treasury model enables Sasol to optimise the Group's cash and borrowing facilities wherever it is required.

        For information regarding our debt and funding structure, refer "Chief Financial Officer's Finance Overview—Managing our funding plan, debt profile and credit rating" as contained in Exhibit 99.3.

Capital resources

        Sasol Financing Limited, Sasol Financing International Limited and Sasol Financing USA LLC act as our group's financing vehicles. All our group treasury, cash management and borrowing activities are facilitated through Sasol Financing Limited, Sasol Financing International Limited and Sasol Financing USA LLC. The group executive committee (GEC) and senior management meet regularly, to review and, if appropriate, approve the implementation of optimal strategies for the effective management of the group's financial risk.

        Our cash requirements for working capital, share repurchases, capital expenditures, debt service and acquisitions over the past three years have been primarily financed through a combination of funds generated from operations and borrowings. In our opinion, our working capital is sufficient for present requirements.

        Our debt as at 30 June comprises the following.

	2019	2018	2017
(Rand in millions)
Long-term debt, including current portion	137 339	109 454	81 405
Short-term debt	1 239	1 946	2 625
Bank overdraft	58	89	123

Total debt	138 636	111 489	84 153
Less cash (excluding cash restricted for use)	(13 397)	(15 148)	(27 643)

Net debt	125 239	96 341	56 510

        As at 30 June 2019, we had R2 480 million (2018—R1 980 million) in cash restricted for use. Refer to "Item 18—Financial Statements—Note 27 Cash and cash equivalents" for a breakdown of amounts included in cash restricted for use.

        The group has borrowing facilities with major financial institutions and debt securities of R160 002 million (2018—R164 502 million; 2017—R136 143 million). Of these facilities and debt instruments, R137 023 million (2018—R111 489 million; 2017—R84 153 million) has been utilised at year end. Long-term debt of R137 339 million increased by R27 885 million compared to 2018 due to the funding of the LCCP and the weakening of the closing rand exchange rate to the US dollar (R14,08 at 30 June 2019 compared to R13,73 at 30 June 2018). Refer to "Item 18—Financial Statements—Note 16 Long-term debt", for a breakdown of our banking facilities and the utilisation thereof.

        There were no events of default for the years ended 30 June 2019 and 30 June 2018.

        Included in the abovementioned borrowing facilities is our commercial paper programme of R8 billion. There were no amounts outstanding under the commercial paper programme at 30 June 2019. Further, a revolving credit facility of US$400 million is available to the group for further funding requirements. Centralised treasury facilities of R121,3 billion (US$8,6 billion and R953 million) were drawn at 30 June 2019.

        In August 2019, Sasol issued its inaugural paper to the value of R2 176 million in the local debt market under the current Domestic Medium Term Note (DMTN) programme, at 130 basis points above 3 month Jibar. The net proceeds from the notes issue will be used for general corporate purposes and to refinance existing facilities.

Financial instruments and risk

        Refer to "Item 11—Quantitative and qualitative disclosures about market risk" for a breakdown of our liabilities summarised by fixed and floating interest rates.

Debt profile and covenants

        The information set forth under "Item 18—Financial Statements—Note 16 Long-term debt" is incorporated by reference.

Capital commitments

        Refer "Item 18—Financial Statements—Note 17 Property, plant and equipment".

        The discussion below includes forward-looking statements. For a discussion of factors that could cause actual results to differ from those expressed or implied in forward-looking statements, please refer to "Forward-Looking Statements" above. You should not place undue reliance on forward-looking statements.

        Our growth aspirations have been prioritised as we steadily advance our growth strategy, particularly in Southern Africa and North America. Capital investments in these regions will constitute a significant portion of our total capital expenditure over the next 10 years. Given that a large portion of our funding for our capital intensive growth plan will come from the offshore debt markets, we are acutely aware that we need to manage our gearing within our long-term targeted range. The higher LCCP capital cash outflows and impairments recognised during the year has increased our gearing, with our near-term gearing target to range between 55% - 65%, including the impact of leases.

        However, we continue to have access to sufficient liquidity to meet our commitments and at the same time provide a buffer against adverse volatilities.

        In the US, we are constructing the US$12,6 - 12,9 billion LCCP, which consists of a world-scale 1,5 million ton per year ethane cracker, and six downstream chemical plants. At 30 June 2019, the capital expenditure was $11,8 billion, and the overall project completion was around 98%. In September 2018, Sasol Financing USA LLC issued US$2,25 billion of US dollar-denominated notes, the proceeds of which were used to partially repay the LCCP project asset finance facility, while in June 2019, the remaining US$1,8 billion of project finance was refinanced in the US dollar bank market—also via Sasol Financing USA LLC. Both of these new issuances were supported by a Sasol Limited guarantee. As a result of this refinancing, the completion guarantee applicable to the LCCP has now fallen away. For further detail on the funding, refer "Item 18—Financial Statements—Note 16 Long-term debt".

        As the first units are nearing completion we are closing out commercial arrangements to release committed funds back into contingency to enable the project to reach beneficial operation within the revised cost estimate of US$12,6 - 12,9 billion. During 2019, due to the decline in chemical prices and margin assumptions as well as the increase in capital expenditure on the LCCP, the ethane cash generating unit in Lake Charles was impaired by R12,9 billion (US$914 million). The impairment is allocated between the Tetramerization and EO/EG units.

        Various savings opportunities have been identified and are continuously being implemented to mitigate project risks. Although unplanned event-driven risks may still impact the execution and cost of the project, we are confident that the remaining construction, procurement, execution and business readiness risks can be managed within the revised cost estimate of US$12,6 - 12,9 billion.

        In Mozambique, the PSA Phase 1 and Phase 2 drilling activities have been completed. In total, 11 wells were drilled comprising of seven oil wells and four gas wells. The Inhassoro oil reservoirs have proved more complex than expected and, with the reduced expectation of recoverable oil volumes and uncertainty on the oil price, we are looking to maximise the use of existing processing facilities in the adjacent PPA facilities. Phase 1 gas results confirm gas resources cover for Central Termica Temane (CTT), formerly Mozambique Gas to Power Project (MGtP). Phase 2 appraisal drilling results indicate gas volumes to be at the lower end of initial estimates. Focused efforts are underway to assess the range of options and possibilities to sustainably secure and source gas feedstock.

        For information on amounts capitalised in respect of these projects refer, "Item 18—Financial Statements—Note 17 Property, plant and equipment" and "Note 18 Assets under construction".

        For information on future amounts expected to be spent to complete the projects, refer "Item 18—Financial Statements—Note 18 Assets under construction".

5.C Research and development, patents and licences

        Refer to the "Item 4.B—Factors on which the business is dependent—Intellectual Property" for further information research and development, patents and licences.

5.D Trend information

        Refer to the "Chief Financial Officer's Finance Overview—Key drivers impacting our results" as contained in Exhibit 99.3.

5.E Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet structured entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2019, the group recognised amounts in respect of certain guarantees. Refer to "Item 18—Financial Statements, "Note 16 Long-term debt" and "Note 18 Assets under construction" for further information on guarantees.

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

5.F Tabular disclosure of contractual obligations

  Contractual obligations/commitments.

        The following significant undiscounted contractual obligations existed at 30 June 2019.

Contractual obligations	Total amount	Within 1 year	1 to 5 years	More than 5 years
(Rand in millions)
Bank overdraft	58	58	—	—
Capital commitments	60 095	32 194	27 901	—
Environmental and other obligations(1)	96 940	10 264	16 802	69 874
External long-term debt(2)	157 965	7 025	134 318	16 622
External short-term debt	1 239	1 239	—	—
Finance leases(2)	25 480	1 207	4 135	20 138
Operating leases	24 081	2 276	6 089	15 716
Post-retirement healthcare obligations(3)	4 093	198	828	3 067
Post-retirement pension obligations(3)	9 014	201	849	7 964
Purchase commitments(4)	57 700	25 873	23 374	8 453
Share-based payments	264	264	—	—

Total	436 929	80 799	214 296	141 834

(1)
Represents undiscounted obligation.

(2)
Include interest payments.

(3)
Represents discounted values.

(4)
Includes off-take agreements entered into in the ordinary course of business, the most significant of which relates to the LCCP (R3 498 million, US$248,4 million undiscounted) and ORYX GTL for a contracted minimum off-take gas volume.

        Refer to "Item 18—Financial Statements—Note 17 Property, plant and equipment" for significant capital commitments and "Note 31 Long-term provisions".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The board of directors and senior management

  •
  For information regarding our directors, refer to "Integrated Report—Information about our board of directors and senior management" as contained in Exhibit 99.8.

Senior management—experience

        We have identified our senior management as the members of our group executive committee (GEC). See "Integrated Report—Information about our board of directors and senior management" as contained in Exhibit 99.8 for experience of our executive directors who are members of the GEC.

Family relationship

        There are no family relationships between any of our non-executive directors, executive directors or members of our GEC.

Other arrangements

        None of our non-executive directors, executive directors or GEC members or other key management personnel is elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

6.B Compensation

        Refer to our Remuneration Report filed as Exhibit 99.2 for details of our directors and senior management compensation.

Long-term incentive schemes applicable to executive directors and senior management

        For details regarding our long-term incentive schemes applicable to executive directors and senior management named in Item 6.A—Directors and senior management and refer to our Remuneration Report filed as Exhibit 99.2.

6.C Board practices

        Refer to "Item 6.A—Directors and senior management" for our board of directors and information with respect to their terms of office. Refer to our Remuneration Report filed as Exhibit 99.2 for details of our directors' and senior management service contracts and benefits upon termination of employment.

        Refer to "Integrated Report—Governance overview" as contained in Exhibit 99.9 for details relating to our audit and remuneration committees, as well as the names of committee members; and refer to the "Terms of Reference—Audit Committee and Remuneration Committee" as contained in Exhibit 99.9.2 for summaries of the terms of reference under which these committees operate.

6.D Employees

        The information set forth under "Item 18—Financial Statements—Note 4 Employee-related expenditure" is incorporated by reference.

        Remuneration of directors and key personnel is contained in the Remuneration Report, contained in Exhibit 99.2.

        For information regarding the employees per segment, refer to "Item 18—Financial Statements—Note 4 Employee-related expenditure". Our workforce geographic location composition at 30 June is presented below.

Region	2019	2018	2017
	Number of employees
South Africa	26 003	26 145	26 058
Europe	2 865	2 773	2 728
North America	1 791	1 611	1 430
Other	770	741	684

Total	31 429	31 270	30 900

6.E. Share ownership

        Refer to our Remuneration Report filed as Exhibit 99.2 for details of share ownership applicable to executive directors and senior management.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

        Refer to "Item 18—Financial Statements—Note 15 Share Capital" for the authorised and issued share capital of Sasol Limited.

        To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa, or any other government. We believe that no single person or entity holds a controlling interest in our securities.

        In accordance with the requirements of the Companies Act of South Africa 71 of 2008 (Companies Act), the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 30 June 2019.

	2019		2018		2017
	Number of shares	% of shares	Number of shares	% of shares	Number of shares	% of shares
GEPF(1)	86 926 548	13.78	84 392 139	13.5	85 275 320	13,1
IDC(2)	53 266 887	8.44	53 266 887	8.5	53 266 887	8,2
AGPL(3)	*	—	*	—	40 366 150	6,2

(1)
Government Employees Pension Fund (GEPF).

(2)
Industrial Development Corporation of South Africa Limited (IDC).

(3)
* While Allan Gray Proprietary Limited (AGPL) is not considered a major shareholder in 2019 and 2018, however, Allan Gray Investment Counsel is a fund manager and hold 7,5% of the issued ordinary shares of Sasol Limited as part of their fund portfolio.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 25 September 2019, 16 585 025 million Sasol ordinary shares, or approximately 2,63% of our total issued securities, were held in the form of American Depositary Receipts (ADRs). As of 25 September 2019, 348 record holders in the US held approximately 16,07% of our total issued securities in the form of either Sasol ordinary shares or ADRs.

7.B Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2019 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        During the year, Sasol group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the Sasol group. Terms and conditions are determined on an arm's length basis.

        Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to "Item 18—Financial Statements—Note 38 Related party transactions" for further details.

7.C Interests of experts and counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

        Refer "Item—18. Annual Financial Statements" for our financial statements, related notes and other financial information.

Dividend policy

        Core headline earnings per share ("CHEPS") served as a reference for deciding on the dividend amount. The company's dividend policy also takes into consideration various factors, including overall market and economic conditions, the group's financial position, capital investment plans as well as earnings growth.

        As of February 2018, to provide more stability in the dividend payment, the company approved a change in dividend policy to pay dividends with a dividend cover range based on CHEPS. CHEPS reflects the sustainable business operations and is used by the board to measure the business and financial performance. When we make a decision on dividends, we take a number of factors into account. These include the impact of the current volatile macro-economic environment, capital investment plans, the current strength of the company's balance sheet, and the dividend cover range.

        Refer to "Item 10.B—Memorandum and articles of association—Rights and privileges of holders of our securities".

Legal proceedings

        For information regarding our legal proceedings refer to "Item 4.B—Business overview—Legal proceedings and other contingencies".

8.B Significant changes

        Refer to "Item 18—Financial Statements—Note 39 Subsequent events".

ITEM 9.    THE OFFER AND LISTING

9.A Offer and listing details

        The principal trading market for our shares is the JSE. Our American Depositary Shares (ADS) have been listed on the New York Stock Exchange since 9 April 2003, each representing one common ordinary share of no par value, under the symbol "SSL". J.P. Morgan Chase Bank N.A. (J.P. Morgan) is acting as the Depositary for our ADSs and issues our ADRs in respect of our ADSs.

9.B Plan of distribution

        Not applicable.

9.C Markets

        Refer to Item 9.A—Offer and listing details above for further information.

9.D Selling shareholders

        Not applicable.

9.E Dilution

        Not applicable.

9.F Expenses of the issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

10.A Share capital

        Not applicable.

10.B Memorandum and articles of association

1. Registration number, and object and purpose of the Company

        The Company is registered in South Africa at the Companies and Intellectual Property Commission under registration number 1979/003231/06.

        Refer to "Item 10.B" of our registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934, filed with the Securities and Exchange Commission on 6 March 2003 (the Registration Statement) for the object and purpose of the company. The objects and purpose are not specifically contained in the Company's constitution, its MOI. Instead the Company has been given the powers and capacity of an individual, that is to say its powers and capacity, subject to the South African Companies Act, are unlimited (clause 4.1) and may do anything which the South African Companies Act and the JSE Listings Requirements empower it to do if so authorised by its MOI (clause 4.3).

2. Summary of the MOI with respect to directors

        Director's power to vote in respect of matters in which a director has a material interest.    In terms of our MOI and the Companies Act, a director who has a personal financial interest in respect of a matter to be considered at a board meeting, or knows that a related person has a personal financial interest in the matter, may not vote on the matter and must, after giving his/her full views on the matter, recuse himself/herself from the meeting. In terms of our board charter directors are appointed on the express agreement that they may be removed by the board if and when they develop an actual or prospective material, enduring conflict of interest with the Company or another group company.

        Directors' power to vote on remuneration for themselves.    A distinction is drawn between remuneration of directors as employees (applicable to executive directors) of the company and remuneration of directors for their services as directors. With regard to remuneration of directors for their services as directors, in accordance with the Companies Act our MOI requires shareholder approval by way of a special resolution (ie requiring a 75% majority of those present and voting) obtained in the previous two years for the payment of remuneration to directors for their service as directors.

        The remuneration of executive directors is determined by a disinterested quorum of directors on recommendation of the remuneration committee determined in accordance with the group's remuneration policy put to shareholders for a non-binding advisory vote at the annual general meeting as required by the King IV Report on Corporate Governance for South Africa 2016 (King IV). King IV further requires that the remuneration implementation report also be put to shareholders for a non-binding advisory vote. No powers are conferred by our MOI, or by any other means, on the directors who are employees of the company, to vote on their own remuneration in the absence of a disinterested quorum of directors.

        Borrowing powers exercisable by directors.    Clause 26.2 of our MOI provides that the directors may borrow money and secure the payment or repayment thereof upon terms and conditions which they may deem fit in all respects and, in particular, through the issue of debentures which bind as security all or any part of the property of the company, both current and future. The borrowing powers may be varied by our shareholders passing a special resolution amending the MOI to that effect.

        Age limit requirement.    There is no mandatory retirement age for directors in South African law. Although there is no mandatory retirement age in our MOI, no director (executive or non-executive) may have a term of office exceeding 12 years.

        General qualification requirements for directors to hold shares in the company.    There are no general qualification requirements either in South African law or in the MOI for directors to hold shares in the Company.

3. Rights and privileges of holders of our securities

  General

        We have two classes of shares in issue, namely:

  •
  Ordinary Shares; and

  •
  Sasol BEE Ordinary Shares.

        They rank pari passu in all respects. The only difference between them in principle is that anyone may hold ordinary shares but Sasol BEE ordinary shares may only be owned by persons who meet certain broad-based black economic empowerment credentials. In order to meet such credentials such person must, inter alia, be a South African citizen (BEEs).

        For more details regarding shareholders voting rights, see information provided in our Registration Statement.

        Dividend rights, including any time limit after which dividend entitlement lapses and an indication of the party in whose favour this entitlement operates.    In terms of our MOI, the company may make any type of distributions, including in specie distributions and distributions of capital. Only once a dividend is declared by the board, does a shareholder have a right to receive a dividend which may be enforced against the company.

        For more information regarding the payment of dividends on ordinary shares and to Holders of ADRs, refer to our Registration Statement.

        In terms of the Companies Act, no dividend may be paid unless it reasonably appears that the company will satisfy the solvency and liquidity test as defined in the Companies Act immediately after completing the proposed distribution; and the board, by resolution, has acknowledged that it has applied the solvency and liquidity test and has reasonably concluded that the company's assets equal or exceed the liabilities of the company and that the company will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months following the payment of the dividend. If the board resolves that the solvency and liquidity test has been passed, the board may declare a dividend but it must be paid within 120 business days, failing which it is necessary again for the board to consider the solvency and liquidity test.

        A dividend entitlement lapses if it is unclaimed by any shareholder for a period of not less than 12 years and the board of directors resolves that it be forfeited. If a dividend is forfeited, it belongs to the company.

        For further information on our dividend policy, see "Item 8.A—Consolidated statements and other financial information" and our Registration Statement.

        Voting rights including whether directors stand for re election at staggered intervals and the impact of that arrangement where cumulative voting is permitted or required.    Each Sasol BEE ordinary shares rank pari passu with each ordinary share in relation to the right to vote at shareholders' meetings of the company.

        Our non-executive directors, and alternate directors (if the board has resolved to permit election of alternate directors at an annual general meeting, failing which as alternate directors are required to be elected by the MOI, there will be no alternate directors elected), are elected by our shareholders at the annual general meeting. Broadly speaking 1/3rd of the non-executive directors retire each year in rotation but are eligible for re election unless they have been in office for 12 years, but in addition all non-executive directors in office for 5 years since last election prior to November 2016 or in office for 9 years since first election must retire. As between directors of equal seniority, the directors to retire, in the absence of agreement, will be selected from among them in alphabetical order. The election is carried out in a series of votes on the candidacy of a single individual to fill a single vacancy. For more details regarding the rotation of directors, see information provided in our Registration Statement.

        The directors, determine the appropriate number (determined by the directors within the minimum and maximum limits stipulated in the MOI (being 10 and 16 directors respectively)) and the suitable persons (with the assistance of the Nomination and Governance Committee) to recommend to the shareholders for election / re election as directors from time to time. In addition any shareholder may nominate a person for consideration for election as a director.

        Shareholder right to share in the company profits.    There is no absolute right for shareholders to share in profits. They are dependent upon the directors declaring dividends or other distributions, (subject to the solvency and liquidity requirements being met). However if the directors do declare dividends or other distributions, it is only the shareholders who participate.

        Rights to surplus in the event of liquidation.    The Ordinary Shares and the Sasol BEE Ordinary Shares each rank pari passu if there is a surplus on winding up.

        Redemption provision.    There are no redemption provisions relating to the ordinary shares and the Sasol BEE ordinary shares.

        Sinking funds.    There are no sinking funds.

        Liability for further capital calls by the company.    Under the previous South African Companies Act, shares could only be issued if they were fully paid. Accordingly, no shares were issued which were subject to any capital calls. Under the current Companies Act however, partly paid shares may be issued under certain circumstances. The company is prohibited by our MOI from making use of these provisions.

        There are no other types of capital calls which the company could make against its shareholders. In particular, the MOI expressly provides that no obligation be imposed, in respect of a distribution of capital, that the company is entitled to be subscribed again. This is not required under the South African Companies Act nor the JSE listings requirements.

        Discriminatory provisions against substantial shareholders.    There are no discriminatory provisions in our MOI against any holder of shares as a result of such holder owning a substantial number of shares in the company.

4. Changing rights of holders of shares

        In terms of our MOI, the rights attached to any shares or the conversion of any of our shares (whether issued or not) into shares of another class, may only be effected by a change to the MOI by special resolution.

        If the rights, privileges or conditions of any class of shareholders will be adversely affected, then provision is made in the MOI for a separate class meeting of the holders of such class of shares. There is no such requirement in the South African Companies Act.

        In addition, shareholders have appraisal rights under the Companies Act if we amend our MOI by altering the preferences, rights, limitations or other terms of any class of our shares in a manner that is materially adverse to the rights or interests of holders of that class of shares. If the requirements contemplated under the Companies Act for establishing an appraisal right are complied with, the shareholder concerned effectively has the right to be bought out by the Company at fair value.

5. General meeting of shareholders including conditions of admission

        The annual general meeting is convened and held in the same manner as any other general meeting. The concept of extraordinary general meetings no longer applies in South Africa. All meetings are general meetings, save for the annual general meeting.

        In terms of the South African Companies Act, the board or any other person specified in the company's MOI, including a shareholder/s holding not less than 10% (ten per cent) of the voting rights attached to the shares, may call a shareholders' meeting at any time. A written and signed demand to convene a shareholders meeting must describe the specific purpose for which the meeting is proposed. The MOI only permits the board or the company secretary (in lieu of the board) and a shareholders/s holding not less than 10% of the Voting Rights attached to the shares, to convene a shareholders' meeting.

        If the company is unable to convene a meeting because it has no directors, then in terms of our MOI, any single shareholder entitled to vote may convene a meeting.

        If the company fails to convene a meeting in accordance with its MOI, or as required by the shareholders holding in the aggregate at least 10% of the voting rights as set out above, or within the time periods as required, any shareholder may apply to court for an order to convene a shareholders' meeting on a date and subject to such terms as a court considers appropriate.

        In terms of our MOI we are required to deliver written notice of shareholders' meetings to each shareholder and each beneficial holder (being a person whose name is not on the share register but who has the ultimate right to receive distributions or direct how the shares in question are voted or direct when the shares in question are to be disposed of) at least 15 business days before a meeting. The South African Companies Act also stipulates that delivery of a notice will be deemed to have taken place on the seventh calendar day following the day on which the notice was posted by way of registered post.

        Before a person will be allowed to attend or participate at shareholder meetings in person or by proxy, that person must present reasonably satisfactory identification and the person presiding at the meeting must reasonably satisfy himself/herself that the right of the person to attend as shareholder or proxy has been verified. Meetings of shareholders may be attended by any person who holds shares in the company and whose name has been entered into our securities register and any person who is entitled to exercise any voting rights in relation to the company. Any person entitled to attend and to vote at any meeting may appoint a proxy/ies in writing to attend and to vote at such meeting on his/her/its behalf. In respect of shares which are not subject to the rules of a central securities depository, and in respect of which a person holds a beneficial interest which includes the right to vote on a matter, that beneficial holder may attend and vote on a matter at a meeting of shareholders, but only if that person's name has been entered in our register of disclosures as the holder of that beneficial interest. Shareholders who have dematerialised their shares other than on an own name basis, are required to contact the their Central Securities Depository Participant, as the case may be, for assistance to attend and vote at meetings.

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

6. Limitations on the rights to own shares

        Non-South African shareholders are treated no differently to South African shareholders as to the ownership of shares under the Company's MOI. However, Sasol BEE ordinary shares may only be owned by persons who must, inter alia, be South African citizens.

        See our Registration Statement for more information with respect to the rights of non-South African shareholders.

7. Provisions of the company's MOI that would have the effect of delaying, deferring or preventing a change of control or merger or corporate restructuring

        The South African Companies Act and the regulations to the South African Companies Act deal extensively with the requirements that must be met by a company with respect to a merger, an acquisition or a corporate restructure.

        There are no provisions in our MOI which could have the effect of delaying, deferring or preventing a change of control of the company and that would operate only with respect to a merger, acquisition or corporate restricting involving the company or any of its subsidiaries, save perhaps that the requirement that the Sasol BEE Ordinary Shares may only be held by BEEs.

8. Disclosure of ownership threshold

        Pursuant to section 122(1)(a) and (b) of the South African Companies Act, a person must notify the company within three business days after acquiring or disposing of a beneficial interest in sufficient securities of a class issued by that company such that, as a result of the acquisition or disposal, the person holds or no longer holds as the case may be, a beneficial interest in securities amounting to any multiple of 5% of the issued securities of that class. The Takeover Regulation Panel, which administers that section of the South African Companies Act, has interpreted this to mean an acquisition or disposal of shares in any 5% increment.

        The JSE Listings Requirements require a listed company to disclose in its annual financial statements the interest of any shareholder, other than a director, who, insofar as it is known to the company, is directly or indirectly beneficially interested in 5% or more of any class of the company's capital.

9. Effect of the South African law

        With respect to items 2 through 8 above, the effect of the South African law applicable to our company has been explained in those paragraphs.

10. Stricter conditions imposed by the MOI than the South African law governing changes in the capital of the Company

        The requirements of our MOI are stricter than the South African law in that—

  •
  the directors do not have the power to issue authorised shares (other than capitalisation shares) without the approval of an ordinary resolution or a special resolution being passed by the shareholders, depending on which is required by our MOI.

  •
  the board of directors does not have the power to amend the authorisation (including increasing or decreasing the number) and classification of shares (including determining rights, limitations and preferences) which is permitted under the South African Companies Act, without the authority of a special resolution; and

  •
  the permission under the South African Companies Act to allow rights, privileges or conditions attaching to any class of shares to vary in response to any objectively ascertainable external fact/s, is excluded under our MOI.

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

        Day-to-day interaction with the FSD on exchange control matters is facilitated through Authorised Dealers who are persons authorised by National Treasury to deal in foreign exchange, in so far as transactions in respect of foreign exchange are concerned.

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

        Transfer of shares and American Depositary Shares (ADSs).    Effective 6 May 2019, J.P Morgan Chase Bank N.A became the depositary for Sasol's ADSs. Prior to that it was Bank of

New York Mellon (up to 5 May 2019). Sasol's ADSs, each representing one Sasol ordinary share, are traded on the New York Stock Exchange under the symbol "SSL". Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the CMA. Additionally, where shares are sold on the JSE on behalf of our shareholders who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. The FSD may also require a review to establish that the shares have been sold at market value and at arm's length. While share certificates held by non-resident shareholders will be endorsed with the words "non-resident", such endorsement will, however, not be applicable to ADSs held by non-resident shareholders.

10.E Taxation

South African taxation

Corporate Income Tax

        The following discussion summarises the South African (SA) tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current SA tax law and the convention that has been concluded between the governments of the US and the SA for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed on 17 February 1997 (the Treaty). In addition, this summary is based in part upon representations of the Depositary (J.P. Morgan, as Depositary for our ADSs), and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

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

Carbon tax

        A carbon tax was introduced in South Africa with effect from 1 June 2019. The motivation for the design and implementation of the carbon tax is to ensure that emitters of GHGs change their behaviour and start the process of reducing emissions to enable the transition to a lower-carbon economy. This objective is fully supported by Sasol and can be achieved through the alignment of the carbon tax and carbon budgets supported by a well-considered integrated mitigation policy which:

  •
  takes account South Africa's national circumstances;

  •
  enables companies to reduce emissions; while

  •
  ensuring that economic impacts and job losses are minimised.

        The tax will initially be levied at a marginal rate of R120 per ton CO2e of greenhouse gases (process emissions, combustion emissions and fugitive emissions) emitted by a company. This rate is initially reduced by way of a number of allowances resulting in a lower effective tax. However, there are increased administration and compliance costs for the carbon taxpayer over and above the carbon tax liability.

        SARS has extended the section 12L energy efficiency allowances that taxpayers can qualify for until 31 December 2022 to incentivise taxpayers to transition into a low carbon economy. Being a responsible corporate citizen, Sasol has embarked on various initiatives to reduce our carbon footprint over a number of years. This has culminated in the claiming of section 12L benefits totaling in excess of R10 billion since the introduction of the section 12L energy efficiency allowances. In addition, we continue to investigate and invest in initiatives that result in such energy efficiency savings while shifting towards a relatively low-carbon footprint, thereby effectively managing our carbon tax liability for the group.

Taxation of dividends

        A dividends tax was introduced in South Africa with effect from 1 April 2012. In terms of these provisions, a dividends tax at the rate of 20% currently is levied on any dividend paid by a company to a shareholder. The liability to pay such dividends tax is on the shareholder, even though the company generally acts as a withholding agent. In the case of listed shares the regulated intermediary (being the Central Securities Depository Participant referred to below) is liable to withhold the dividends tax.

        In the absence of any renegotiation of the Treaty, the tax on the dividends paid to a US holder with respect to shares or ADSs, is limited to 5% of the gross amount of the dividends where a US corporate holder holds directly at least 10% of the voting stock of Sasol. The maximum dividends tax rate is equal to 15% of the gross amount of the dividends in all other cases. The applicable administrative forms need to be completed by the US holder and received by the regulated intermediary by the date of payment of the dividend.

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

Taxation of gains on sale or other disposition

        SA introduced a tax on capital gains effective 1 October 2001, which applies to SA residents and only to non-residents if the sale is attributable to a permanent establishment of the non-resident or if it relates to an interest in immovable property in SA. With effect from 1 October 2007, gains realised on the sale of ordinary shares are automatically deemed to be on capital account, and therefore, subject to capital gains tax, if the ordinary shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word "resident" is different for individuals and corporations and is governed by the SA Income Tax Act of 1962 (the Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in SA. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in SA through a permanent establishment situated therein. In such a case, this gain may be subject to tax in SA, but only so much as is attributable generally to that permanent establishment.

Dividend stripping and anti-avoidance rules relating to share buy-backs

        Anti-avoidance rules relating to share buy backs and dividend stripping were strengthened effective 19 July 2017 to address avoidance mechanisms utilised to erode the value of the shares through distribution of dividends prior to the disposal of shares. Such anti-avoidance dividend rules apply to situations where excessive dividends (as defined) are declared prior to disposal of shares and only to the extent that such dividends are treated as exempt dividend therefore not subject to dividend withholding tax. Where exempt dividends qualify as extraordinary dividends, the exempt dividends are re-characterised as proceeds for capital gains tax purposes or revenue for income tax purposes resulting in an increased tax liability for the seller of the shares.

  Ordinary shares

        Excessive dividends (also referred to as extraordinary dividends) equate to the aggregate dividend received within an 18-month period exceeding 15% of the higher of the market value of that share at the beginning of the 18 months and as at the date of disposal of the share.

  Preference shares

        Excessive dividends equates to the aggregate dividend received within an 18-month period as it exceeds the amount that would have accrued in respect to that share had it been determined with reference to the consideration for which that share was issued by applying an interest rate of 15% per annum for the period in respect of which the dividend was received or accrued.

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

Withholding taxes

        A withholding tax on interest at the rate of 15% is currently applicable. This withholding tax is reduced to zero percent in terms of the Treaty to the extent that the interest is derived and beneficially owned by a resident of the other Contracting State.

        A withholding tax on royalties at the rate of 15% is currently applicable. This withholding tax is reduced to zero percent in terms of the Treaty to the extent that the royalty is derived and beneficially owned by a resident of the other Contracting State.

  Reportable arrangements

        The legislation dealing with Reportable Arrangements ("RA") was promulgated during February 2016 which places a requirement on South African taxpayers to report certain transactions which are perceived by SARS to have characteristics that may lead to undue tax benefits. The reporting of such transactions intends to give SARS advance notice of the arrangements. In this regard, RA would typically include the following:

  •
  hybrid equity instruments (excluding listed instruments);

  •
  share buy backs in excess of R10 million and that company issued or is required to issue any shares within 12 months of entering into that arrangement or of the date of any buy-back in terms of that arrangement;

  •
  contributions/payments to non-resident trusts in excess of R10 million;

  •
  acquisition of shares in companies with tax losses (or expected tax losses) in excess of R50 million;

  •
  foreign insurance premiums paid in excess of R5 million;

  •
  payment to foreign service providers rendering services in SA in excess of R10 million; and

  •
  transactions entered into by a closure rehabilitation company or trust prior to a final closure plan of the relevant prospecting right, mining right or mining permit that directly or indirectly distributes, authorizes the withdrawal or transfer or authorizes the use as security exceeding R10 million in any year of assessment

        Excluded from RAs are:

  •
  transactions listed above where the tax benefit is less than R5 million; and

  •
  transactions where the financial reporting and tax classification differs and the tax benefit is not the main benefit of the transaction.

    Non-compliance to this legislation will trigger significant penalties on a monthly basis.

Transfer pricing and BEPS

        Transfer pricing was introduced in South Africa in 1995, and the transfer pricing principles adopted largely follow the Organisation for

Economic Co-Operation and Development (the OECD) guidelines on transfer pricing. The main requirement is to ensure that a transaction is concluded at arm's length and that the transfer pricing between group entities is also at arm's length (also known as the 'arm's length principle').

        The OECD guidelines prescribe methodologies for determining arm's length pricing which have been adopted by many countries including South Africa for their local transfer pricing regulation.

        Where there is a deviation from the arm's length principle, the price charged between group entities (where one of those entities is a tax resident) which is different from what would have been concluded at an arm's length basis between unrelated persons and to tax the entity concerned is adjusted to increase the taxable income of the tax resident (also known as a primary adjustment). In addition, the adjusted amount is also deemed to be a dividend (also referred to as a secondary adjustment) that will be subject to dividend withholding tax, as well as the relevant penalties and interest is levied should such an adjustment occur.

        Although not a member, South Africa is an observer of the OECD and therefore closely monitors the developments within the OECD. South Africa participated in the Base Erosion and Profit Shifting (BEPS) project initiative by the OECD. This influenced certain legislation amendments in the South African Income Tax Act as well as the adoption of three-tiered documentation regulatory obligations such as the country-by-country reporting (CBC), master file and local file. In addition to the OECD-recommended three-tiered documentation for transfer pricing, South Africa has also prescribed additional documentation to be retained by South African taxpayers in support to cross-border transactions entered into by the taxpayer as well as non-South African resident connected party transactions with third parties.

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

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax or the 3.8% Medicare tax on net investment income, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, persons who directly or indirectly hold more than 10% of Sasol's shares (by vote or value), partnerships or other pass-through entities or arrangements, persons subject to a special tax accounting rule as a result of any item of gross income being taken into account in "an applicable financial statement" (as defined in section 451 of the Code) or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

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

        Subject to certain limitations (including a minimum holding period requirement), South African dividend withholding taxes (as discussed above under "Item 10.E.—Taxation—South African taxation—Taxation of dividends") will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. For this purpose, dividends distributed by Sasol with respect to shares or ADSs generally will constitute foreign source "passive category income" for most US holders. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder may instead elect to deduct any such foreign income taxes paid or accrued in the taxable year, provided that the US holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits or the deductibility of foreign taxes.

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

Sale, exchange or other taxable disposition of shares or ADSs

        Upon a sale, exchange or other taxable disposition of shares or ADSs, a US holder generally will recognise a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder's adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds one year at the time of disposition if Sasol was not, at any time during the holder's holding period, a PFIC, as discussed below, for US federal income tax purposes. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, long-term capital gain generally is subject to US federal income tax at preferential rates. Each US holder of shares or ADSs is urged to consult his own tax advisor regarding the potential US tax consequences from the taxable disposition of shares or ADSs, including foreign currency implications arising therefrom and any other SA taxes imposed on a taxable disposition.

Passive foreign investment company considerations

        A non-U.S. corporation is a passive foreign investment company in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average of its assets is attributable to assets that produce or are held to produce passive income. Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2019. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

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

10.F Dividends and paying agents

        Not applicable.

10.G Statement by experts

        Not applicable.

10.H Documents on display

        All reports and other information that we file with the Securities and Exchange Commission (SEC) may be obtained, upon written request, from J.P. Morgan Chase Bank N.A. (J.P. Morgan), as Depositary for our ADSs at its Corporate Trust office, located at 383 Madison Avenue, Floor 11, New York, New York, 10179. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. These reports may also be accessed via the SEC's website (www.sec.gov). Also, certain reports and other information concerning us will be available for inspection at the offices of the NYSE. In addition, all the statutory records of the company and its subsidiaries may be viewed at the registered address of the company in South Africa.

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

Refer to "Item 18—Financial Statements—Note 40 Financial risk management and financial instruments" for a qualitative and quantitative discussion of the group's exposure to these market risks. Specific recognition and measurement principles of the interest rate swap are contained within the same reference. The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations. Liabilities reflect principal payments in each year.

Liabilities—notional	2020	2021	2022	2023	2024	Thereafter	Total	Fair value
	(Rand in millions)
Fixed rate (Rand)	1 058	137	149	97	108	4 874	6 423	6 483
Average interest rate	10,30%	10,55%	10,55%	10,55%	10,54%	10,54%
Variable rate (Rand)	1 204	1 073	672	68	68	213	3 298	3 376
Average interest rate	9,18%	9,16%	9,07%	8,91%	8,88%	8,87%
Fixed Rate (US$)	1 154	224	201	14 207	21 329	14 113	51 228	54 878
Average interest rate	6,14%	6,14%	6,14%	6,40%	7,12%	7,92%
Variable rate (US$)	294	96	2 408	2 413	69 966	2 067	77 244	77 244
Average interest rate	3,60%	3,60%	3,59%	3,58%	3,61%	4,69%
Fixed rate (Euro)	74	65	64	62	40	81	386	456
Average interest rate	3,38%	3,61%	3,98%	4,64%	5,61%	6,19%
Variable rate (Euro)	58	—	—	—	—	—	58	58
Average interest rate	0,60%	—	—	—	—	—
Variable rate (Other currencies)	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—

Total	3 842	1 595	3 494	16 847	91 511	21 348	138 637	142 495

	2020	2021	2022	2023	2024	Thereafter	Fair value
	(Rand in millions)
Interest rate swap—designated as a hedging instrument (instrument 1)*
Average notional amount	27 119	25 750	24 283	22 921	21 539	18 933	(1 488)
Average receive rate	2,10%	1,81%	1,72%	1,70%	1,71%	1,78%
Average pay rate	2,78%	2,78%	2,78%	2,78%	2,78%	2,78%
Notional at 30 June	26 789	25 397	23 906	22 587	21 183	19 115
Interest rate swap—designated as a hedging instrument (instrument 2)*
Average notional amount	389	345	302	265	229	110	15
Average receive rate	2,02%	1,77%	1,73%	1,78%	1,90%	1,87%
Average pay rate	2,80%	2,80%	2,80%	2,80%	2,80%	2,80%
Notional at 30 June	378	334	293	256	220	92

	2020	2021	2022	2023	2024	Thereafter	Total Maturity
Foreign Currency Derivatives—held for trading*
US$
Zero-cost collars	579	—	—	—	—	—	579
Foreign Exchange Contracts	(44)	—	—	—	—	—	(44)
Euro
Foreign Exchange Contracts	14	—	—	—	—	—	14
Other Currencies
Foreign Exchange Contracts	1	—	—	—	—	—	1
Commodity derivatives—held for trading*
Crude oil
Crude oil options	—	—	—	—	—	—	—
Crude oil futures	1 521	—	—	—	—	—	1 521
Other commodity derivatives	254	—	—	—	—	—	254
Coal price
Coal swaps	—	—	—	—	—	—	—
Ethane price
Ethane swaps	(454)	—	—	—	—	—	(454)

*
For more information relating to contract amounts, weighted average strike prices, notional amounts and weighted average pay rate refer to "Item 18—Financial Statements—Note 40 Financial risk management and financial instruments".

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A Debt securities

        Not applicable.

12.B Warrants and rights

        Not applicable.

12.C Other securities

        Not applicable.

12.D American depositary shares

12.D.1 Depositary name and address

        J.P. Morgan Chase Bank, N.A.

        383 Madison Avenue, Floor 11

        New York, New York, 10179

12.D.2 Description of American depositary shares

American depositary shares are evidenced by American Depositary Receipts (ADRs) that represents the right to receive, and to exercise the beneficial ownership interests in, the number of Sasol Ordinary shares specified in the form of ADRs.

        Please see Exhibit 2.2 to this annual report on Form 20-F.

12.D.3 Depositary fees and charges

        J.P. Morgan Chase Bank N.A. (J.P. Morgan) was appointed as Sasol Limited's new depositary for Sasol's ADSs, effective 6 May 2019. Prior to J.P. Morgan's appointment, the Bank of New York Mellon served as the depositary for Sasol's ADSs. Sasol's ADSs, each representing one Sasol ordinary share, are traded on the New York Stock Exchange under the symbol "SSL". The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by J.P Morgan, as Depositary.

In terms of a Deposit Agreement (dated as of 14 July 1994, as amended and restated as of 6 March 2003), among the Bank of New York Mellon, Sasol Limited and its registered ADR holders, ADR holders were required to pay the following fees to the Bank of New York Mellon, as the Depositary up to and including 6 May 2019.

Service	Fees (USD)
Depositing or substituting the underlying shares	Up to US$5,00 per 100 ADS
Receiving or distributing dividends	Up to US$0,02 per ADS
Selling or exercising rights	Up to US$5,00 per 100 ADS
Withdrawing an underlying security	Up to US$5,00 per 100 ADS

        As from 6 May 2019, the Deposit Agreement between J.P Morgan, Sasol Limited and its registered ADR holders, ADR holders are required to pay the following fees.

Service	Fees (USD)
Depositing or substituting the underlying shares	Up to US$5,00 per 100 ADS
Receiving or distributing dividend	Up to US$0,04 per ADS
Selling or exercising rights	Up to US$5,00 per 100 ADS
Withdrawing an underlying security	Up to US$5,00 per 100 ADS

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

12.D.4 Depositary payments for 2019

        In terms of the Bank of New York Mellon's Amended and Restated Deposit Letter Agreement dated as of 21 September 2015 (the Letter Agreement), the Depositary will pay the company 70% of all dividend fees it collects for as long as the number of ADRs outstanding exceed 50% of the number outstanding on 21 September 2015. These payments will be made to the company within 60 days from the date such fees are collected. During the 2019 financial year, two payments of US$247 641,35 and US$236 062,39 were received from the Bank of New York Mellon in respect of the 2018 year end final dividend and the 2019 interim dividend respectively.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

Board review

        In May 2019, the Board commissioned an independent review into the circumstances that may have delayed the prompt identification and reporting of the LCCP cost and schedule overruns. The purpose of the review was to consider the circumstances that may have delayed the prompt identification and reporting of these developments, root causes and the legal consequences thereof. The review has now been concluded. The Board has made the following key findings:

  •
  The primary responsibility for shortcomings in relation to the LCCP lies with the former leadership of the LCCP's Project Management Team (PMT), which engaged in conduct that was inappropriate, demonstrated a lack of competence, and was not transparent. However, on balance, the Board finds that there is not sufficient evidence to conclude that these individuals acted with an intent to defraud.

  •
  In addition, certain governance shortcomings relating to the LCCP also contributed, including a culture of excess deference within the project-related control environment and governance structures that oversaw LCCP.

  •
  Certain persons within the PMT responsible for the management of the Company reported inaccurate capital cost projections to senior executives and the board.

        As a result of this activity, the Company removed all work responsibilities and initiated disciplinary action against one individual and negotiated the separation of three additional individuals, and took other remedial actions.

(a) Disclosure controls and procedures

        The Company's Joint Presidents and Chief Executive Officers and Chief Financial Officer, performed an evaluation of the effectiveness of the group's disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report on Form 20-F.

        Based on this evaluation, our Joint Chief Executive Officers and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were not effective as of 30 June 2019 due to a material weakness in internal control over financial reporting with respect to the capital cost estimation process implemented in connection with the LCCP, which resulted from the aggregation of a series of individual control and project-related control environment deficiencies described below in Management's annual report on internal control over financial reporting.

        Notwithstanding this material weakness, management concluded that the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Management further concluded that prior year financial statements were accurate in all material respects. Management's assessment is based upon a number of factors, including, but not limited to:

  •
  The completion of the independent review commissioned by the Board (the Board review) concerning the errors in the capital cost estimate for the LCCP previously announced on 8 February 2019;

  •
  The ongoing monitoring of progress in executing the LCCP since 30 June 2019; and

  •
  A quantification of the potential financial statement effect of the control failures described below.

(b) Management's annual report on internal control over financial reporting

        Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

        The Company's internal control over financial reporting is a process designed under the supervision of the Joint Presidents and Chief Executive Officers and Chief Financial Officer to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those processes of internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

        Management assessed the effectiveness of the Company's internal control over financial reporting as of 30 June 2019. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework (2013)".

  Material Weakness

        A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on timely basis.

        Based on this assessment, our management has determined that, as of 30 June 2019, the Company's internal control over financial reporting was ineffective due to the existence of a material weakness with respect to the capital cost estimation process implemented in connection with the LCCP, which resulted from the aggregation of a series of individual control and project-related control environment deficiencies, the remediation of which had not been fully implemented and validated as of year-end. Our management, based on both its own analysis and based on the information identified during the Board review, concluded that the material weakness identified above was the result of a number of deficiencies:

  •
  Competence—Insufficient experience within the LCCP leadership team in executing mega projects;

  •
  Conduct—Inappropriate conduct and an improper tone at the top of the LCCP, including an excessive focus on maintaining cost and schedule estimates at the expense of providing accurate cost and schedule estimation to oversight bodies (including the Joint Chief Executive Officers) within the Company;

  •
  Segregation of Duties—Insufficient segregation of duties of the LCCP project controls environment from the LCCP project execution environment, which prevented the identification of certain potential errors in cost and schedule estimation;

  •
  Control Procedures—Inadequate control procedures within the LCCP control environment that allowed erroneous and/or unsupported reporting by the LCCP leadership to go unchallenged without proper escalation of potential red flags;

  •
  Ethics Process—Inadequate procedures to ensure that internal complaints as to the LCCP were escalated appropriately; and

  •
  Project-related Control Environment—A culture of excess deference within the control environment that oversaw LCCP that caused certain individuals with control responsibilities and in oversight committees, including but not limited to the Steering Committee created to oversee LCCP, to exhibit insufficient scepticism toward reporting by the LCCP leadership team.

        Our management has further determined that this unremediated material weakness led to a misstatement in the disclosure of the Company's capital commitments for the year ended 30 June 2018, which has been revised in the Company's consolidated financial statements. Additionally, this material weakness could result in misstatements of the LCCP capital cost and related assets under construction and property, plant and equipment impairment account balances or disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

  Remediation Plan with Respect to the Material Weakness

        The Company is committed to ensuring a strong internal control environment and to ensuring that a proper, consistent tone is communicated throughout the organization. To that end, the Company began efforts to remediate the material weakness identified above prior to 30 June 2019, and is currently still implementing additional measures to remediate the underlying causes that gave rise to the material weakness.

        To date, the Company has already completed the following measures to remediate the identified material weakness:

  •
  Reassigned LCCP oversight and accountability to a new Executive Vice President as of 1 April 2019 and added additional project management resources to the LCCP;

  •
  Implemented a new LCCP controls structure, independent from LCCP execution activities, and redesigned the controls regarding cost reporting regarding the LCCP, to ensure segregation of duties, control effectiveness, and appropriate oversight; and

  •
  Commissioned additional external assurance work to validate aspects of the Company's estimates regarding the LCCP's cost and schedule.

        In addition, the Company is engaging in a number of ongoing remedial steps to address the inappropriate conduct, tone and cultural aspects of the identified root causes of the material weakness. These include:

  •
  Engaging in consequence management, including removing from all work responsibilities and initiating disciplinary action against the Executive Vice President previously in charge of LCCP and negotiating the separation of the three Senior Vice Presidents with roles in the project; as well as reducing compensation or bonuses to over a dozen other individuals who had involvement in the project;

  •
  Requiring that various employees involved in the LCCP and/or its oversight engage in additional training, including as to reporting obligations;

  •
  Engaging in benchmarking exercise to reevaluate the effectiveness of functions within the United States;

  •
  Continuing with the roll-out of the Aspirational Culture programme;

  •
  Reconfirming critical leadership behaviors;

  •
  Introducing cultural/ behavioral moments in business meetings to start dialogue on ways of working and our aspirational culture;

  •
  Revising its procedures regarding the escalation of ethics complaints and internal investigation findings; and

  •
  Directing Operating Model Entities (OME) to define and implement action plans with employees to address areas to improve culture within each OME.

        While significant progress was made to remediate the material weakness as of 30 June 2019, the Company is still in the process of testing the operating effectiveness of certain of the new and enhanced controls and is continuing with the implementation of some of the longer-term remediation efforts described above. We believe our actions will be effective in remediating the material weakness, and we continue to devote significant time and attention to these efforts. The material weakness will not be considered remediated until we have completed designing and implementing the longer-term remediation efforts and the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

(c) Attestation report of the registered public accounting firm

        The effectiveness of the Company's internal control over financial reporting as of 30 June 2019 was audited by PricewaterhouseCoopers Inc., an independent registered public accounting firm, as stated in its report on page F-1 of this Form 20-F.

(d) Changes in internal control over financial reporting

        Except for the identification of the material weakness and remediation efforts in connection therewith described above, no other change in the Company's internal control over financial reporting occurred during the year ended 30 June 2019 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16.A    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Colin Beggs, an independent member of the audit committee and its chairman since 1 January 2011, was determined by our board to be the audit committee's financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

Item 16.B    CODE OF ETHICS

        Sasol adopted a new Code of Conduct effective 1 March 2018, previously called "Code of Ethics". The Code of Conduct adopts a behaviours-based approach which reinforces the importance of linking our day-to-day actions to Sasol's shared values and our aspirational culture. The Code of Conduct is further underpinned by policies and guidance notes to enhance its everyday application. The Code of Conduct applies to all of our directors, officers and employees, including the Joint Presidents and Chief Executive Officers, Chief Financial Officer and the Senior Vice President: Financial Control Services.

        Any amendment or waiver of the Code of Conduct as it relates to our Joint Presidents and Chief Executive Officers or Chief Financial Officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.

        The Code of Conduct is available on our internet website. The website address is https://www.sasol.com/sustainability/ethics/sasol-code-conduct. This website is not incorporated by reference in this annual report.

        We operate an independent ethics reporting telephone line through external advisors. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report deviations from ethical behaviour, including fraud and unsafe behaviour or environmental misconduct. Our Code of Conduct and related policies guide our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since these may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

Item 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2019 and 2018 years.

	Audit fees	Audit- related fees	Tax fees	All other fees	Total
	(Rand in millions)
2019(1)	93	3	0,4	0,8	97
2018(1)	84	3	0,5	0,3	88

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

        No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2019.

Item 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

Item 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ordinary shares repurchased	Average price paid per share	Shares cancelled under the share repurchase scheme	Total number of shares purchased as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes
For the year ended 30 June 2019
2018-07-01 to 2018-07-31	—	—	—	—	56 487 803
2018-08-01 to 2018-08-31	—	—	—	—	56 487 803
2018-09-01 to 2018-09-30	16 085 199	R542,11	(16 085 199)	—	40 402 604
2018-10-01 to 2018-10-31	—	—	—	—	40 402 604
2018-11-01 to 2018-11-30	—	—	—	—	40 402 604
2018-12-01 to 2018-12-31	—	—	—	—	40 402 604
2019-01-01 to 2019-01-31	—	—	—	—	40 402 604
2019-02-01 to 2019-02-28	—	—	—	—	40 402 604
2019-03-01 to 2019-03-31	—	—	—	—	40 402 604
2019-04-01 to 2019-04-30	—	—	—	—	40 402 604
2019-05-01 to 2019-05-31	—	—	—	—	40 402 604
2019-06-01 to 2019-06-30	—	—	—	—	40 402 604
2019-07-01 to 2019-07-31	—	—	—	—	40 402 604
2019-08-01 to 2019-08-31	—	—	—	—	40 402 604
2019-09-02 to 2019-09-30	—	—	—	—	40 402 604
2019-10-01 to 2019-10-31	—	—	—	—	40 402 604

	16 085 199		(16 085 199)	—

(a)
At a general meeting held on 17 November 2017, shareholders authorised Sasol, by way of a specific authority, to repurchase all or some of the Sasol preferred ordinary shares (Preferred Ordinary Shares) held by Inzalo Public Funding (RF) (Pty) Ltd (Inzalo Public FundCo) at the 30-day volume weighted average price (VWAP) of a Sasol ordinary share (SOL Share) on the business day immediately prior to the date of repurchase of the Preferred Ordinary Shares. On 7 September 2018 Sasol repurchased 16 085 199 Preferred Ordinary Shares, being all the Preferred Ordinary Shares from Inzalo Public FundCo. The 30-day VWAP of a SOL Share on 6 September 2018 was R542,11. Sasol therefore paid R8 720 million for such Preferred Ordinary Shares. The 16 085 199 Preferred Ordinary Shares were cancelled upon repurchase in accordance with section 35(5) of the Companies Act 2008, as amended, and have the same status as authorised but unissued shares.

  At its annual general meeting (AGM) held on 16 November 2018, shareholders authorised the board of directors of Sasol Limited to approve the general repurchase by the company or any of its subsidiaries of the company's issued ordinary shares or Sasol BEE ordinary shares (the shares) on 16 November 2018.

  In terms of the authority granted on 16 November 2018, up to 10% of the shares in each class may be repurchased at a price up to 10% above the weighted average of the market value of the shares for the five business days immediately preceding the date on which the repurchase is effected.

  The authority granted on 16 November 2018 will expire at the company's next AGM on 27 November 2019.

(b)
The specific authority granted on 17 November 2017 expired upon its exercise on 7 September 2018. The general authority granted on 17 November 2017 expired on 16 November 2018.

(c)
No plan or programme has been terminated by the issuer prior to expiration.

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

        We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2019.

        Refer to "Integrated Report—Governance overview" as contained in Exhibit 99.9, for further details of our corporate governance practices.

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

Index to Consolidated Financial Statements for the years ended 30 June 2019, 2018 and 2017

Report of the Independent Registered Public Accounting Firm (PwC)	F-1
Consolidated Financial Statements*	F-
Supplemental Oil and Gas Information (Unaudited)	G-1

*
Refer to "Item 18—Financial Statements" which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

  Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated statement of financial position of Sasol Limited and its subsidiaries (the "Company") as of 30 June 2019 and 30 June 2018, and the related consolidated income statement, statement of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2019, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of 30 June 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2019 and 30 June 2018, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 30 June 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the capital cost estimation process implemented in connection with the Lake Charles Chemicals Project, which resulted from the aggregation of a series of individual control and project-related control environment deficiencies.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

  Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

  Critical Audit Matters

        The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

  Impairment assessment of property, plant and equipment (PPE) and assets under construction (AUC)

        As described in Notes 17 and 18 to the consolidated financial statements, the company's consolidated PPE and AUC at 30 June 2019 amounted to R233 549 million and R127 764 million, respectively. Furthermore, as described in Note 9 to the consolidated financial statements, management recognised an impairment charge of R18 451 million for the year ended 30 June 2019, mainly related to the Tetramerization and Ethylene Oxide / Ethylene Glycol (EO/EG) value chains, the Ammonia value chain in South Africa (Ammonia value chain) and the Sasol Canada shale gas assets (Sasol Canada). Management assesses non-financial assets for impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

        Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger cash generating unit to which it belongs. Management judgment is applied in identifying cash-generating units. The recoverable amount of the assets is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Future cash flow assumptions relating to this valuation, are estimated based on financial budgets which reflect the long term plans for the Company. The determination of future cash flows include significant management's judgements and assumptions, including crude oil prices, gas prices, chemical prices, exchange rates, growth rates and weighted average cost of capital (WACC) rates.

        The principal considerations for our determination that performing procedures relating to the impairment assessment of PPE and AUC is a critical audit matter are, there were significant judgments by management when identifying cash generating units, as well as developing their assessment of the recoverable amount for all cash generating units where impairment indicators were identified. This in turn led to a high degree of auditor judgment, subjectivity and effort in evaluating management's identification of cash generating units and main assumptions, including crude oil prices, gas prices, chemical prices, exchange rates, growth rates and WACC rates. In addition, the audit effort involved the use of professionals with specialised skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, a material weakness was identified related to this matter.

        Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's identification of cash generating units and impairment calculations, including controls relating to the main assumptions used in these calculations. These procedures also included, among others, an assessment of the appropriateness of the cash generating units identified by management, testing management's process for determining the recoverable amount of the cash generating units where impairment indicators were identified, evaluating the appropriateness of the methodology used in the impairment models, testing the completeness, accuracy, and relevance of underlying data used in the impairment models, and evaluating the main assumptions used by management. Evaluating the reasonableness of management's assumptions involved (i) evaluating key market-related assumptions (including crude oil prices, gas prices, chemical prices, exchange rates, growth rates and WACC rates) used in the models to external market and third party data, (ii) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, and (iii) performing sensitivity analyses. Professionals with specialised skill and knowledge were used to assist in evaluating the appropriateness of the methodology used in the impairment models and the WACC rates, as well as assessing management's Lake Charles Chemicals Project capital cost estimate for reasonability.

/s/ PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa
28 October 2019

We have served as the Company's auditor since 2014.

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

        Tables 1 through to 3 present historical information pertaining to costs incurred for property acquisitions, exploration and development, capitalised costs, and results of operations. Table 4 presents estimates of proved developed and proved undeveloped reserves (which are not supplemental). Tables 5 and 6 present information on the standardised measure of estimated discounted future net cash flows related to proved reserves and changes therein.

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

        The table below presents the costs incurred, during the last three years, in natural oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income currently.

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)		North America(1)	Australasia(1)	Total
Year ended 30 June 2017
Acquisition of proved properties	—	—		—	—	—
Acquisition of unproved properties	—	—		—	—	—
Exploration	40,5	212,6		—	160,1	413,2
Development	1 986,7	(43,7	)(2)	362,4	—	2 305,4

Total costs incurred	2 027,2	168,9		362,4	160,1	2 718,6

Year ended 30 June 2018
Acquisition of proved properties	—	—		—	—	—
Acquisition of unproved properties	—	—		—	—	—
Exploration	395,8	265,5		—	(2,2)	659,1
Development	1 674,5	19,3		106,0	—	1 799,8

Total costs incurred	2 070,3	284,8		106,0	(2,2)	2 458,9

Year ended 30 June 2019
Acquisition of proved properties	—	—		—	—	—
Acquisition of unproved properties	—	—		—	—	—
Exploration	298,0	104,5		—	—	402,5
Development	576,9	278,7		141,5	—	997,1

Total costs incurred	874,9	383,2		141,5	—	1 399,6

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

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)	Australasia(1)	Total
Year ended 30 June 2017
Proved properties	8 599,2	4 251,8	27 502,1	—	40 353,1

Producing wells and equipment	8 513,2	4 250,2	27 420,2	—	40 183,6
Non-producing wells and equipment	86,0	1,6	81,9	—	169,5

Unproved properties	6 051,6	—	—	49,3	6 100,9

Capitalised costs	14 650,8	4 251,8	27 502,1	49,3	46 454,0
Accumulated depreciation	(3 832,6)	(4 036,9)	(20 577,9)	—	(28 447,4)

Net book value	10 818,2	214,9	6 924,2	49,3	18 006,6

Year ended 30 June 2018
Proved properties	8 937,9	4 438,7	28 396,0	—	41 772,6

Producing wells and equipment	8 496,4	4 413,7	28 396,0	—	41 306,1
Non-producing wells and equipment	441,5	25,0	—	—	466,5

Unproved properties	5 965,4	39,7	—	—	6 005,1

Capitalised costs	14 903,3	4 478,4	28 396,0	—	47 777,7
Accumulated depreciation	(4 292,0)	(4 323,8)	(25 104,2)	—	(33 720,0)

Net book value	10 611,3	154,6	3 291,8	—	14 057,7

Year ended 30 June 2019
Proved properties	10 107,4	4 836,8	29 606,0	—	44 550,2

Producing wells and equipment	9 734,9	4 811,9	29 506,0	—	44 052,8
Non-producing wells and equipment	372,5	24,9	100,0	—	497,4

Unproved properties	6 904,1	40,7	—	—	6 944,8

Capitalised costs	17 011,5	4 877,5	29 606,0	—	51 495,0
Accumulated depreciation	(4 862,3)	(4 581,2)	(28 594,0)	—	(38 037,5)

Net book value	12 149,2	296,3	1 012,0	—	13 457,5

(1)
Rest of Africa comprises Gabon and South Africa; North America comprises Canada; Australasia comprises Australia.

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

        The results of operations for natural oil and gas producing activities are summarised in the table below.

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)	Australasia(1)	Total
Year ended 30 June 2017
Sales to unaffiliated parties	224,8	835,2	559,7	—	1 619,7
Transfers to affiliated parties	2 464,7	—	—	—	2 464,7

Total revenues	2 689,5	835,2	559,7	—	4 084,4
Production costs	(373,3)	(497,4)	(48,2)	(0,4)	(919,3)
Foreign currency translation (losses)/gains	345,6	(0,5)	—	(1,1)	344,0
Exploration expenses	(37,3)	(232,4)	—	9,9	(259,8)
Valuation provision	—	197,2	—	(189,0)	8,2
Farm-down (losses)/gains	—	(0,9)	—	—	(0,9)
Depreciation	(560,4)	(201,5)	(1 260,3)	—	(2 022,2)

Operating profit / (loss)	2 064,1	99,7	(748,8)	(180,6)	1 234,4
Tax	(321,1)	(126,6)	—	—	(447,7)

Results of operations	1 743,0	(26,9)	(748,8)	(180,6)	786,7

Year ended 30 June 2018
Sales to unaffiliated parties	217,6	984,6	284,2	—	1 486,4
Transfers to affiliated parties	2 711,3	—	—	—	2 711,3

Total revenues	2 928,9	984,6	284,2	—	4 197,7
Production costs	(926,4)	(578,4)	(182,6)	(0,8)	(1 688,2)
Foreign currency translation (losses)/gains	108,0	206,2	—	(0,8)	313,4
Exploration expenses(2)	(14,8)	(86,6)	—	(0,1)	(101,5)
Valuation provision	(1 295,4)	—	(2 763,8)	(33,9)	(4 093,1)
Farm-down (losses)/gains	—	11,9	—	—	11,9
Depreciation	(466,8)	(75,1)	(893,9)	—	(1 435,8)

Operating profit/(loss)	333,5	462,6	(3 556,1)	(35,6)	(2 795,6)
Tax	(285,9)	(138,2)	—	—	(424,1)

Results of operations	47,6	324,4	(3 556,1)	(35,6)	(3 219,7)

Year ended 30 June 2019
Sales to unaffiliated parties	303,0	1 135,1	239,0	—	1 677,1
Transfers to affiliated parties	3 506,9	—	—	—	3 506,9

Total revenues	3 809,9	1 135,1	239,0	—	5 184,0
Production costs	(781,6)	(537,9)	(173,6)	—	(1 493,1)
Foreign currency translation (losses)/gains	(125,6)	54,0	—	(3,6)	(75,2)
Exploration expenses	(406,0)	(303,6)	—	3,1	(706,5)
Valuation provision	—	—	(1 946,9)	2,3	(1 944,6)
Farm-down (losses)/gains	—	—	—	—	—
Depreciation	(576,6)	(148,5)	(830,7)	—	(1 555,8)

Operating profit/(loss)	1 920,1	199,1	(2 712,2)	1,8	(591,2)
Tax	(663,7)	(246,5)	—	—	(910,2)

Results of operations	1 256,4	(47,4)	(2 712,2)	1,8	(1 501,4)

(1)
Rest of Africa comprises Gabon and South Africa; North America comprises Canada; Australasia comprises Australia.

(2)
Revised Mozambique and Rest of Africa exploration cost for 2018 compared to amounts shown in Sasol's annual report on Form 20-F for the year ended 30 June 2018.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

        The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas, as at 30 June 2019 and the two previous years, along with volumes produced during the year. The table also presents the changes in the proved reserves and the reasons for the changes, over the last three years.

        As at 30 June 2019, the total proved reserve estimate for natural oil and gas is 169,2 million barrels in oil equivalent terms (6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil).

	Crude oil and condensate(3)				Natural gas(3)			Oil equivalent(3)
	Mozambique(1)	Rest of Africa(2)(4)	North America(2)	Total	Mozambique(1)	North America(2)	Total	Mozambique(1)	Rest of Africa(2)(4)	North America(2)	Total
	Millions of barrels				Billions of cubic feet			Equivalent, Millions of barrels
Balance at 30 June 2016	3,8	0,8	0,2	4,8	1 210,5	122,7	1 333,2	205,5	0,8	20,7	227,0
Revisions	0,2	2,1	0,5	2,8	88,9	21,6	110,5	15,1	2,1	4,0	21,2
Improved recovery	(0,3)	0,1	—	(0,2)	(43,3)	—	(43,3)	(7,5)	0,1	—	(7,4)
Production	(0,3)	(1,3)	(0,1)	(1,7)	(116,4)	(21,9)	(138,3)	(19,7)	(1,3)	(3,8)	(24,8)

Balance at 30 June 2017	3,4	1,7	0,6	5,7	1 139,7	122,4	1 262,1	193,4	1,7	20,9	216,0
Revisions	(0,1)	1,1	(0,2)	0,8	4,7	(41,7)	(37,0)	0,6	1,1	(7,1)	(5,4)
Improved recovery	(0,1)	0,1	—	—	(18,8)	1,7	(17,1)	(3,2)	0,1	0,3	(2,8)
Production	(0,3)	(1,1)	(0,1)	(1,5)	(115,9)	(19,2)	(135,1)	(19,6)	(1,1)	(3,3)	(24,0)

Balance at 30 June 2018	2,9	1,8	0,3	5,0	1 009,7	63,2	1 072,9	171,2	1,8	10,8	183,8
Revisions	(0,3)	1,2	(0,1)	0,8	50,2	(8,7)	41,5	8,1	1,2	(1,5)	7,8
Improved recovery	—	0,2	0,1	0,3	—	3,2	3,2	—	0,2	0,6	0,8
Production	(0,2)	(1,2)	(0,1)	(1,5)	(113,9)	(16,3)	(130,2)	(19,2)	(1,2)	(2,8)	(23,2)

Balance at 30 June 2019	2,4	2,0	0,2	4,6	946,0	41,4	987,4	160,1	2,0	7,1	169,2

Proved developed reserves
At 30 June 2017	2,0	1,7	0,6	4,3	710,7	122,4	833,1	120,5	1,7	20,9	143,1

At 30 June 2018	2,4	1,8	0,3	4,5	821,1	63,2	884,3	139,2	1,8	10,8	151,8

At 30 June 2019	1,9	1,8	0,1	3,8	750,0	38,2	788,2	126,9	1,8	6,5	135,2

Proved undeveloped reserves
At 30 June 2017	1,4	—	—	1,4	429,0	—	429,0	72,9	—	—	72,9

At 30 June 2018	0,5	—	—	0,5	188,6	—	188,6	32,0	—	—	32,0

At 30 June 2019	0,5	0,2	0,1	0,8	196,0	3,2	199,2	33,2	0,2	0,6	34,0

(1)
Natural oil and gas production in Mozambique in 2017, 2018 and 2019 originated from the single operational Pande-Temane PPA field, which comprises more than 15% of our total proved reserves.

(2)
Rest of Africa comprises Gabon; North America comprises Canada.

(3)
Volumes presented in this table are after deduction of royalty taken in kind.

(4)
Quantities for the EMP asset in Gabon include "tax barrels".

Preparation of reserve estimates

        To ensure natural oil and gas reserves are appropriately estimated, are accurately disclosed and are compliant with current Securities and Exchange Commission (SEC) regulations and Financial Accounting Standards Board (FASB) requirements, E&PI has established and maintains estimation guidelines, procedures and standards, which are subject to review by suitably experienced independent external consultants, and a set of internal controls, which are in accordance with the requirements of the Sarbanes Oxley Act of 2002. The internal controls cover, amongst other matters, the segregation of duties between the asset teams which prepare the reserve estimates, the corporate reserves team which assures the estimates and the corporate authority which is the E&PI Hydrocarbon Resource Committee. The controls also include confirmation that the members of the corporate reserves team are appropriately qualified and experienced and that their compensation arrangements are not materially affected by the reserves.

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

        The technical person within E&PI who is primarily responsible for overseeing the preparation of natural oil and gas reserves is the E&PI Manager: Corporate Reserves and Resources. The incumbent is a Member of the Energy Institute, a Chartered Petroleum Engineer, holds a MA and MSc in Mathematics and has 40 years' experience in oil and gas exploration and production activities with 31 years' experience in reserves estimation.

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

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)	Total
Year ended 30 June 2017
Future cash inflows	25 803,2	1 142,7	3 642,5	30 588,4
Future production costs	(6 764,1)	(1 236,9)	(2 787,4)	(10 788,4)
Future development costs	(5 720,9)	(595,6)	(1 613,6)	(7 930,1)
Future income taxes	(5 396,4)	(111,9)	(0)	(5 508,3)

Undiscounted future net cash flows	7 921,8	(801,7)	(758,5)	6 361,6
10% annual discount for timing of estimated cash flows	(2 534,0)	213,2	620,6	(1 700,2)

Standardised measure of discounted future net cash flows	5 387,8	(588,5)	(137,9)	4 661,4

Year ended 30 June 2018
Future cash inflows	28 163,3	1 604,4	1 579,9	31 347,6
Future production costs	(7 010,9)	(1 297,9)	(2 192,0)	(10 500,8)
Future development costs	(5 478,2)	(481,8)	(1 732,8)	(7 692,8)
Future income taxes	(6 117,0)	(156,9)	(0,0)	(6 273,9)

Undiscounted future net cash flows	9 557,2	(332,2)	(2 344,9)	6 880,1
10% annual discount for timing of estimated cash flows	(2 679,9)	95,4	787,5	(1 797,0)

Standardised measure of discounted future net cash flows	6 877,3	(236,8)	(1 557,4)	5 083,1

Year ended 30 June 2019
Future cash inflows	32 123,0	2 066,2	1 088,3	35 277,5
Future production costs	(6 462,7)	(1 541,2)	(1 167,3)	(9 171,2)
Future development costs	(5 451,1)	(764,8)	(1 143,0)	(7 358,9)
Future income taxes	(7 612,7)	(132,0)	0,0	(7 744,7)

Undiscounted future net cash flows	12 596,5	(371,8)	(1 222,0)	11 002,7
10% annual discount for timing of estimated cash flows	(3 543,2)	146,4	365,5	(3 031,3)

Standardised measure of discounted future net cash flows	9 053,3	(225,4)	(856,5)	7 971,4

(1)
Rest of Africa comprises Gabon; North America comprises Canada.

        In Canada for our Farrell Creek and Cypress A asset and in Gabon for our Etame Marin Permit asset, the undiscounted future net cash flows are negative as a result of future production and development costs which are not directly related to future production or dependent upon the continuation of production and will be incurred even in the event of no future production. These are contractually committed costs (in 2017 for both assets; in 2018 and 2019 for the Farrell Creek and Cypress A asset only) and asset retirement costs (for both assets in 2017, 2018 and 2019). For both assets these costs are fully responsible for the negative future cash flow.

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

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

        The changes in standardised measure of discounted future net cash flows, relating to the Proved Reserves are shown in the table below.

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)	Total
Present value at 30 June 2016	7 444,7	(1 175,2)	(1 152,7)	5 116,8
Net changes for the year	(2 056,9)	586,7	1 014,8	(455,4)

Sales and transfers of oil and gas produced net of production costs	(2 141,9)	(375,9)	(434,5)	(2 952,3)
Development costs incurred	267,0	35,7	499,9	802,6
Net change due to current reserves estimates from:
(Reduced)/improved recovery	(822,0)	15,1	—	(806,9)
Revisions	1 324,8	1 204,4	434,2	2 963,4
Net changes in prices and costs related to future production	(1 232,1)	(530,9)	413,3	(1 349,7)
Changes in estimated future development costs	289,2	261,7	71,5	622,4
Accretion of discount	1 127,4	(112,9)	(115,3)	899,2
Net change in income tax	522,1	(49,9)	(0,0)	472,2
Net change due to exchange rate	(1 391,4)	139,4	145,7	(1 106,3)

Present value at 30 June 2017	5 387,8	(588,5)	(137,9)	4 661,4

Net changes for the year	1 489,5	351,7	(1 419,5)	421,7

Sales and transfers of oil and gas produced net of production costs	(2 595,6)	(408,6)	(215,5)	(3 219,7)
Development costs incurred	862,9	80,5	96,4	1 039,8
Net change due to current reserves estimates from:
(Reduced)/improved recovery	(226,5)	53,8	15,9	(156,8)
Revisions	(82,4)	807,0	(339,8)	384,8
Net changes in prices and costs related to future production	2 923,9	(115,8)	(614,1)	2 194,0
Changes in estimated future development costs	(112,5)	50,7	(342,8)	(404,6)
Accretion of discount	869,5	(49,3)	(13,8)	806,4
Net change in income tax	(642,4)	(38,7)	(0,0)	(681,1)
Net change due to exchange rate	492,6	(27,9)	(5,8)	458,9

Present value at 30 June 2018	6 877,3	(236,8)	(1 557,4)	5 083,1

Net changes for the year	2 176,0	11,4	700,9	2 888,3

Sales and transfers of oil and gas produced net of production costs	(3 255,8)	(618,3)	(200,2)	(4 074,3)
Development costs incurred	508,6	56,3	1 024,0	1 588,9
Net change due to current reserves estimates from:
(Reduced)/improved recovery	316,2	160,8	62,8	539,8
Revisions	(55,5)	999,5	(14,0)	930,0
Net changes in prices and costs related to future production	4 408,3	(392,4)	458,1	4 474,0
Changes in estimated future development costs	(113,1)	(203,4)	(424,6)	(741,1)
Accretion of discount	1 082,7	(10,2)	(155,7)	916,8
Net change in income tax	(1 021,9)	22,0	(0,0)	(999,9)
Net change due to exchange rate	306,5	(2,9)	(49,5)	254,1

Present value at 30 June 2019	9 053,3	(225,4)	(856,5)	7 971,4

(1)
Rest of Africa comprises Gabon; North America comprises Canada.

SYNTHETIC OIL

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

        The table below provides the costs incurred during the year in synthetic oil property acquisition, exploration and development activities, whether capitalised or charged to income currently.

	Synthetic oil—South Africa (Rand in millions)
Year ended 30 June	2019	2018	2017
Acquisition of proved properties	6,4	667,0	0,1
Acquisition of unproved properties	15,9	—	—
Exploration	141,5	94,0	129,8
Development	2 128,6	2 361,6	2 063,8

Total costs incurred	2 292,5	3 122,6	2 193,7

TABLE 2—CAPITALISED COSTS RELATING TO SYNTHETIC OIL ACTIVITIES

        The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to synthetic oil and production activities, and the aggregate amount of the related depreciation and amortisation.

	Synthetic oil—South Africa (Rand in millions)
Year ended 30 June	2019	2018	2017
Proved properties	110 172,8	102 961,8	91 872,4

Producing wells and equipment	109 522,8	102 311,8	91 872,4
Non-producing wells and equipment	650,0	650,0	—

Unproved properties	323,0	—	—

Capitalised costs	110 495,8	102 961,8	91 872,4
Accumulated depreciation	(35 553,9)	(32 403,7)	(28 936,4)

Net book value	75 264,9	70 558,1	62 936,0

TABLE 3—RESULTS OF OPERATIONS FOR SYNTHETIC OIL ACTIVITIES

        The results of operations for synthetic oil activities are summarised in the table below.

Synthetic oil—South Africa (Rand in millions)
Year ended 30 June	2019	2018	2017
Sales to unaffiliated parties	—	—	—
Transfers to affiliated parties	48 961,9	40 289,6	35 659,7

Total revenues	48 961,9	40 289,6	35 659,7
Production costs	(23 886,4)	(20 679,6)	(18 507,5)
Foreign currency translation gains	(135,4)	7,7	7,2
Exploration expenses	(41,0)	(18,0)	(28,0)
Depreciation	(6 804,9)	(5 927,7)	(6 088,1)

Operating profit	18 094,2	13 672,0	11 043,3
Tax	(2 722,7)	(2 517,1)	(1 967,9)

Results of operations	15 371,5	11 154,9	9 075,4

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

  Proved reserves

        The table below summarises proved developed and proved undeveloped reserves of synthetic oil as at 30 June, for the last three years. As at 30 June 2019, the total proved reserve estimate for synthetic oil is 1 199,9 million barrels in oil equivalent terms.

	Synthetic oil—South Africa (Millions of barrels)
	2019	2018	2017
Opening balance	1 223,2	980,5	990,9
Revisions	(2,9)	8,8	30,9
Extensions / discoveries	20,8	276,6	—
Production	(41,2)	(42,7)	(41,3)

Balance at 30 June	1 199,9	1 223,2	980,5

Proved developed reserves	1 199,9	1 223,2	980,5

Proved undeveloped reserves	—	—	—

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Synthetic oil—South Africa (Rand in millions)
Year ended 30 June	2019	2018	2017
Future cash inflows	1 159 985,9	978 647,5	670 163,5
Future production costs	(532 035,3)	(505 577,9)	(373 987,5)
Future development costs	(257 706,9)	(230 371,6)	(199 417,2)
Future income taxes	(123 131,9)	(84 408,9)	(38 109,1)

Undiscounted future net cash flows	247 111,8	158 289,1	58 649,7
10% annual discount for timing of estimated cash flows	(161 805,5)	(107 701,8)	(40 504,8)

Standardised measure of discounted future net cash flows	85 306,3	50 587,3	18 144,9

        The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

Synthetic oil—South Africa (Rand in millions)
	2019	2018	2017
Present value—opening balance	50 587,1	18 144,8	24 448,7
Net changes for the year	34 719,0	32 442,3	(6 303,9)

Sales and transfers of oil and gas produced net of production costs	(25 075,5)	(19 610,0)	(17 152,2)
Development costs incurred	11 238,6	9 618,4	9 339,9
Net change due to current reserves estimates from:
Improved recovery	—	—	—
Commercial arrangements	—	—	—
Revisions	112,1	(7 351,7)	1 695,3
Extensions	2 493,1	39 341,0	—
Net changes in prices and costs related to future production	24 614,8	59 665,2	21 021,7
Changes in estimated future development costs	(16 204,1)	(11 890,8)	(11 616,0)
Accretion of discount	4 670,8	1 522,2	2 195,5
Net change in income tax	(11 950,9)	(13 973,1)	2 355,0
Net change due to exchange rate	44 820,1	(24 878,9)	(14 143,1)

Present value at 30 June	85 306,1	50 587,1	18 144,8

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
2.2	Description of American Depositary Shares
4.1	Long-term Incentive Plan
4.2	Trust Deed constituting the Sasol Khanyisa Employee Share Ownership Plan
8.1	List of significant subsidiaries and significant jointly controlled entities
12.1	Certification of Bongani Nqwababa and Stephen Russell Cornell, Joint Presidents and Chief Executive Officers of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Paul Victor, Chief Financial Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of Bongani Nqwababa and Stephen Russell Cornell, Joint Presidents and Chief Executive Officers of Sasol Limited, and Paul Victor, Chief Financial Officer of Sasol Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of independent registered public accounting firm—PwC
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Remuneration Report
99.3	Chief Financial Officer's Finance Overview
99.4	How we structure ourselves
99.5	Integrated Report—Progressing on our value-based strategy
99.6	Integrated Report—Our integrated value chain
99.7	Integrated Report—Operational and strategic overviews
99.8	Integrated Report—Information about our board of directors and senior management
99.9	Integrated Report—Governance overview
99.9.1	Sasol Limited Board Charter
99.9.2	Terms of reference—Audit Committee and Remuneration Committee

H-1

E&PI Location Maps
Licence Areas—Africa
Figure 1 E&PI Licence Areas—

Gabon
DE 8
Ebouri EEA
Etame EEA
Avouma EEA
Atlantic Ocean
0 37.5 75 150 Kilometers
South Africa
Indian Ocean
ER236
0 125 250 500 Kilometers
Atlantic Ocean
0 1,250 2,500 5,000 Kilometers
LEGEND
PPA
Mozambique Licences
Rest of Africa
African Countries with E&P Activities
Mozambique
Indian Ocean
A5-A
0 25 50 100 Kilometers
Mozambique
Indian Ocean
PPA (N)
PSA CAP
Blocks 16 & 19
PT5-C
PPA (S)
PSA Inhassoro Oil DPA
PSA Temane Gas DPA
0 25 50 100 Kilometers

Africa Global Footprint and Office Locations

Canada
United Kingdom
Gabon
Mozambique
South Africa
LEGEND
Exploration or Study License
Development and Production Assets-Oil
Development and Production Assets-Gas
Office Location
Office Location Countries with Sasol E&PI Activities
Mozambique
0
125
250
km

Figure 2 E&PI Global Footprint

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SASOL LIMITED
	By:	/s/ BONGANI NQWABABA
Date: 28 October 2019		Bongani Nqwababa Joint President and Chief Executive Officer
	By:	/s/ STEPHEN CORNELL Stephen Cornell Joint President and Chief Executive Officer