Form 20-F
period 2020-06-30
SASOL LTD
filed 2020-08-24
CIK 314590

Use these links to rapidly review the document

Item 17. FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on 24 August 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
 632 365 757 Sasol shares comprising—
626 034 410 Sasol ordinary shares of no par value
6 331 347 Sasol BEE ordinary shares of no par value

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

        We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2020. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

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

        "Financial Review" means the Chief Financial Officer's Performance Overview included in Exhibit 99.3.

        "Headline earnings per share (HEPS)" refers to disclosure made in terms of the JSE listing requirements.

        "Core headline earnings per share (CHEPS)" refers to a disclosure based on HEPS above, calculated by adjusting headline earnings with non-recurring items, earnings and losses of significant capital projects (exceeding four billion rand) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of Broad-Based Black Economic Empowerment (B-BBEE) transactions. Period close adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings is a useful measure of the group's sustainable operating performance. However, this is not a defined term under IFRS, should not be viewed as a substitute for earnings for the year or earnings per share and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, core headline earnings may not necessarily be indicative of Sasol's financial position, changes in equity, results of operations or cash flows.

        "EBIT" refers to earnings before interest and tax.

        "LBIT" refers to loss before interest and tax.

FORWARD-LOOKING STATEMENTS

        We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the US Securities and Exchange Commission, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

  •
  the impact of the novel coronavirus (COVID-19) pandemic, and the measures taken in response, on Sasol's business, results of operations, market impacts, people, financial condition and liquidity;

  •
  the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business, people and operations;

  •
  the capital cost of our projects, including the Lake Charles Chemicals Project (LCCP) (including material, engineering and construction cost) and the timing of project milestones;

  •
  our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends;

  •
  changes in the demand for and international prices of crude oil, gas, petroleum and chemical products and changes in foreign currency exchange rates;

  •
  statements regarding our future results of operations and financial condition and regarding future economic performance including cost-containment, cash-conservation programmes and business optimisation initiatives;

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

  •
  statements regarding our existing or anticipated investments (including the Lake Charles Chemicals Project, Mozambique exploration and development activities, the GTL joint venture in Qatar, chemical projects and joint arrangements in North America and other investments), acquisitions of new businesses or the disposal of existing businesses, including estimates or projections of internal rates of return (IRR) and future profitability;

  •
  statements regarding the anticipated proceeds from and the timing of Sasol's accelerated asset disposal programme;

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

  •
  statements and assumptions relating to macroeconomics, in particular in relation to the COVID-19 impact;

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

        By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in such forward-looking statements. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

  •
  the impact of the COVID-19 pandemic, and the related response measures, on the company and on the economies in which we operate;

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

  •
  our ability to maintain sufficient levels of cash at all times;

  •
  our ability to attract and retain sufficient skilled employees;

  •
  the risk of completing major projects like, for instance, our LCCP within budget and schedule; and

  •
  our success at managing the foregoing risks.

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

        There are additional factors to be considered under South African law in respect of the enforceability in South Africa (in original actions or in actions for enforcement of judgements of US courts) of liabilities predicated on the US federal securities laws. These additional factors include, but are not necessarily limited to:

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

        The financial data set forth below for the years ended as at 30 June 2020 and 2019 and for each of the years in the three-year period ended 30 June 2020 has been derived from and should be read in conjunction with our audited consolidated financial statements included in Item 18.

        Financial data as at 30 June 2018, 2017 and 2016, and for the years ended 30 June 2017 and 2016 have been derived from the group's previously published audited consolidated financial statements, which are not included in this document.

        The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

	30 June 2020(1)	30 June 2019(1)(2)	30 June 2018(1)(2)	30 June 2017(1)(2)	30 June 2016(1)(2)
	(Rand in millions) (except per share information and weighted average shares in issue)
Income Statement data:
Turnover	190 367	203 576	181 461	172 407	172 942
(Loss)/earnings before interest and tax	(111 030)	9 697	17 747	31 705	24 239
(Loss)/earnings attributable to owners of Sasol Limited	(91 109)	4 298	8 729	20 374	13 225
Statement of Financial Position data:
Total assets	479 162	469 968	439 235	398 939	390 714
Total equity	159 248	225 795	228 608	217 234	212 418
Total liabilities	319 914	244 173	210 627	181 705	178 296
Share capital(3)	9 888	9 888	15 775	29 282	29 282
Per share information (rand):
Basic (loss)/earnings per share	(147,45)	6,97	14,26	33,36	21,66
Diluted (loss)/earnings per share	(147,45)	6,93	14,18	33,27	21,66
Dividends per share(4)	—	5,90	12,90	12,60	14,80
Weighted average shares in issue (in millions):
Average shares outstanding—basic(5)	617,9	616,6	612,2	610,7	610,7
Average shares outstanding—diluted(6)	622,3	620,3	615,9	612,4	610,7

(1)
From 1 July 2019 the group applied IFRS 16 'Leases' using the modified retrospective approach, by recognising the cumulative effect of initially applying IFRS 16 as an adjustment to the opening balance of equity. For the comparative financial years, 2016 to 2019, the principles of the previous leases standard, IAS 17 'Leases', were applied.

(2)
From 1 July 2018 the group applied IFRS 15 'Revenue from Contracts with Customers' using the modified retrospective approach, by recognising the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity. For the comparative financial years, 2016 to 2018, the principles of the previous revenue standard, IAS 18 'Revenue', were applied.

(3)
For information regarding the share repurchases and cancellations please refer to "Item 18—Financial Statements—Note 16 Share capital".

(4)
The total dividend includes the interim and final dividend. Dividends per share in dollars are as follows: $0 for 30 June 2020, $0,42 for 30 June 2019, $0,97 for 30 June 2018, $0,95 for 30 June 2017 and $1,03 for 30 June 2016.

(5)
Increase in basic average shares outstanding is due to shares issued as long-term incentives (LTIs) to employees.

(6)
The number of shares outstanding is adjusted to show the potential dilution if the LTIs and Sasol Khanyisa Tier 1 were settled in Sasol Limited shares. The Sasol Khanyisa Tier 2 and Khanyisa Public schemes are anti-dilutive in 2020. Due to the net loss attributable to shareholders in 2020, the dilutive effect was not taken into account in the current year calculation of diluted earnings per share.

3.B Capitalisation and indebtedness

        Not applicable.

3.C Reasons for the offer and use of proceeds

        Not applicable.

3.D Risk factors

The risks discussed below could have a material adverse effect, separately or in combination, on Sasol's business, operating results, cash flows and financial condition. Accordingly, investors should carefully consider these risks.

Further background and measures that we use when assessing various risks are set out in the relevant sections of this Report, indicated by way of cross references under each risk factor.

Our global operations expose us to the COVID-19 pandemic that may adversely affect our people and impact on business continuity, operating results, cash flows and financial condition

        Sasol's global workforce, service providers, suppliers and customers are exposed to the COVID-19 global pandemic outbreak and are impacted in their wellbeing, safety and health, which has, directly and indirectly affected the continuity and safety of our operations. An increased rate of COVID-19 infections among our workforce, service providers, suppliers and customers, especially the elderly and high-risk employees and those suffering from comorbid chronic lifestyle diseases, and related impact on prices and demand for our products may have a material adverse effect on Sasol's business, operating results, cash flows and financial condition. A large portion of our South African workforce is directly or indirectly exposed to informal living environments where recommended hygiene and social distancing measures may be difficult to follow and where home quarantine and self-isolation may pose practical challenges. This risk may be further exacerbated by changes in laws and regulations in response to the COVID-19 pandemic, imposing restrictions on the movement of people and products/assets, as well as activities, that can be performed in the countries and jurisdictions in which Sasol operates and increasing the risk of availability of critical resources to continue operations. Our operations may be impacted by a potentially lower employee morale, resulting in disengagement and reduced productivity.

        Additionally, COVID-19 could negatively affect our internal controls over financial reporting as a portion of our workforce is required to work remotely and therefore new processes, procedures, and controls could be required to respond to changes in our business environment. This is further exacerbated by the increased demand on employees as activities increase on our comprehensive response plan to conserve cash and optimise the business.

        As the impact of COVID-19 continues to evolve, the outbreak and any potential second wave of the pandemic may continue to have, and also increase having, a negative impact on our performance. We expect that the ultimate magnitude of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue, which will, in turn, depend on the duration of the pandemic, the time taken to develop a vaccine and the impact of governmental regulations that might be imposed in response to it. The most material challenges faced by Sasol are the ability to anticipate or model infection rates, local / regional / global spread patterns, recovery and mortality rates, potential for future recurrent infection waves and the resultant direct and indirect impacts on our business.

        Sasol closely follows the development of the COVID-19 pandemic and monitors recommendations and guidance from the World Health Organization, Centres for Disease Control, and other national authorities in order to adapt Sasol's response as well as we reasonably can. The past months have shown that any such actions taken are not fully mitigating the effects of the pandemic on Sasol. A key challenge is the impact of the pandemic on the commodity markets, including the demand for our products, which is not under our control. As we cannot predict the spread of the virus and the impact on the economy in the countries in which we operate, COVID-19 may have an increasingly negative impact on our business, operating results, cash flows and financial condition, and even put Sasol's financial viability at risk.

        The pandemic impacted, and continues to impact, all economies in which we operate. The current impact varies among the countries and it is difficult to predict the further development of such impact. A lockdown of business and social activities in various countries led to a sharp decline in demand for, among others, fuel products which contributed to a further fall in the global crude oil price. In South Africa, the lockdown led to a destruction of the demand for fuels and kerosene. The South African market is the most important market for our fuel products which are a large part of Sasol's turnover. Therefore, we are particularly vulnerable to a sharp decline in demand for fuel products in South Africa and a decline of the crude oil price.

        Please refer to "Item 5A—Operating Results" for the impact of COVID-19 in the financial year ended 30 June 2020. The pandemic could have an increased level of material adverse effect on our business, operating results, cash flows and financial condition in the current financial year.

We may not be able to refinance, extend or repay our substantial indebtedness, which would have a material adverse effect on our financial condition and ability to continue as a going concern

        Our financial results have been prepared assuming that we will continue as a going concern. Currently, we have substantial indebtedness due to the construction of our LCCP in the US. A number of short-term factors, including, among others, the global impact of COVID-19, the lower crude oil prices and the US/China trade dispute, are adversely affecting our business and financial condition.

        We have launched a comprehensive response plan to mitigate the impact of these macroeconomic factors and fundamentally reposition Sasol to be competitive in a sustained low oil price environment. Nevertheless, we may not be able to generate sufficient cash flows from operations or have access to future debt or equity financing to pay our debt or to fund other needs, especially if the current challenging market conditions are extended or further deteriorate or if we are not able to achieve the projected benefits from our measures to reposition the company. This could negatively impact our liquidity position and we may not be able to continue as a going concern.

        In the context of our response to the prevailing commodity price landscape and the impact of COVID-19, Sasol announced a series of measures to improve its balance sheet position on 17 March 2020. This included a potential rights offering of up to US$2 billion that Sasol will now pursue to execute in the second half of 2021 as its final step of the response plan, subject to prevailing operating and market conditions and the requisite approvals from Sasol shareholders. The rights issue should allow Sasol to operate sustainably within its covenant thresholds and deliver on its strategy going forward. If this rights offering were to proceed, the holders of Sasol's shares in certain jurisdictions, including the United States, may not be entitled to exercise relevant subscription rights. In such circumstances relevant holders may therefore incur dilution of their proportionate shareholding.

        The potential rights offering announced on 17 March 2020 was underwritten on a standby basis. Pursuant to the standby underwriting agreement entered into by Sasol and the standby underwriters in March 2020, the standby underwriters have severally undertaken to underwrite their respective portion of the entire amount of the possible rights offer. There is no assurance that the standby underwriting arrangement will remain in force by the time of the launch of the rights offering, whether by expiration of the standby underwriting agreement or by early termination thereof. In the event that Sasol proceeds with the rights offering without the standby underwriting arrangement in place, it is possible that Sasol will not be able to procure underwriting for the rights offering at acceptable terms. Regardless of whether standby underwriting arrangements are in place or not, there can be no assurance that the rights offering will proceed on acceptable terms or at all. If that is the case, depending on Sasol's financial condition and the availability and terms of alternative sources of underwriting and/or financing, it is possible that it may have a material adverse effect on the price of Sasol's securities and on its status as a going concern.

        In the event that we fail to raise enough proceeds through a combination of self-help measures, asset disposals and a rights issue to reduce our debt, we may not be able to meet the required maximum net debt to earnings before interest, tax, depreciation and amortisation

(EBITDA) level of 4,0 times for the six months ending 31 December 2020, and we may not be able to repay the US$1,0 billion syndicated loan that matures in June 2021.

We may not achieve our cash conservation targets

        In response to the oil price collapse and the impact of the global pandemic, in March 2020, we launched a comprehensive response plan which aims to conserve US$6 billion cash for financial years 2020 and 2021, including self-help measures to conserve cash of $1 billion by 30 June 2020 and a further $1 billion by 30 June 2021. We made substantial progress with our self-help management actions, conserving more cash than our target of US$1 billion by 30 June 2020. Several core levers underpin our self-help measures. These levers include sustainable and unsustainable savings such as cash cost savings, gross margin and working capital improvements and capital expenditure reduction or deferment.

        To ensure that we have the appropriate plans in place, with a high level of predictability, the targets and progress against plans are reviewed on a regular basis by the Group Executive Committee. While our comprehensive response plan is intended to protect cash over a relatively short period, certain initiatives implemented are anticipated to result in substantial longer-term cost savings. We have also implemented a bi-weekly executive cash review meeting to track the group's consolidated liquidity position by identifying all opportunities and risks across the business to improve the liquidity position.

        Our ability to achieve our cash conservation targets are subject to a number of risks, contingencies and other factors, some of which are beyond our control. These risks, for example, relate to negative macroeconomic developments and a further deterioration of market conditions. Therefore, our actual cash conservation achieved may differ significantly from the current targeted amounts or may prove to be insufficient. If we are unable to realise the anticipated benefits from these cash conservation efforts, our business, operating results, financial condition and cash flows could be adversely affected.

We may not achieve projected benefits of acquisitions or divestments

        We may pursue acquisitions or divestments. With any such transaction, there is the risk that any benefits or synergies identified at the time of acquisition may not be achieved as a result of changing or inappropriate assumptions, materially different market conditions or other factors. Furthermore, we could be found liable, regardless of extensive due diligence reviews, for past acts or omissions of the acquired business without any adequate right of redress.

        In addition, delays in the sale of assets, or reductions in value realisable, may arise due to changing market conditions and/or financial positions of buyers and sellers. Failure to achieve expected values from the sale of assets, or delays in expected receipt or delivery of funds may result in higher debt levels, the underperformance of those businesses and the loss of key personnel. This applies, in particular, to our accelerated asset disposal programme, which includes sizable assets in Sasol's portfolio with targeted proceeds of above US$2 billion.

        As part of the asset review programme, the Group has identified numerous assets which could be disposed of, entirely or partially, and has embarked on various simultaneous initiatives to potentially dispose of these assets in a structured manner and at prices in line with the balance sheet, shareholder value and strategic objectives. Non-binding expressions of interest have been received in relation to some operations and assets which are expected to generate significant cash to enable the Group to meet its debt reduction milestones.

        Good progress is being made with US$600 million of proceeds secured as at 30 June 2020. This includes the sale of a 51% interest in the explosives business by establishing a joint venture with Eneax and the sale of our indirect equity interest in the Escravos GTL project in Nigeria.

        The Group has classified R78,7 billion as net assets and liabilities in disposal groups held for sale at 30 June 2020 and expects that these disposal transactions will be completed within the next 12 months. This includes the Secunda

Synfuels air separation units where exclusive discussions have been entered into with Air Liquide in relation to the sale of 16 air separation units at Secunda for R8,5 billion. As part of the comprehensive response plan, it was also announced that Sasol would explore the potential partnering options at our Base Chemicals assets in the US. This process has seen strong global interest and is now at an advanced stage. As a result of the decision to undertake a partnering process, the assets and liabilities relating to our Base Chemicals portfolio within Sasol Chemicals USA have been classified as disposal groups held for sale at 30 June 2020. Impairments of R72,8 billion (US$4,2 billion) have been recognised, reducing the carrying value of the disposable assets down to its fair value less cost to sell. A divestment process is also well underway with respect to our equity interests in the Republic of Mozambique Pipeline Investment Company (Pty) Ltd (ROMPCO) pipeline.

        These activities may present further financial, managerial and operational risks including, but not limited to, diversion of management's attention from existing core businesses, difficulties integrating or separating personnel and financial and other systems, inability to effectively and immediately implement control environment processes across a diverse employee population, adverse effects on customer and supplier business relationships, potential disputes with buyers, sellers or partners, not realising fair value for our assets and/or resultant impairments of assets. Extensive negotiations will be required to execute the disposals on favourable transaction terms and there can be no assurance that the disposals will proceed. The impact of COVID 19 on market conditions could also lead to a generally depressed market for the sale of assets.

Our level of indebtedness and our ability to comply with any debt covenant could have a material adverse impact on our financial position and results and/or liquidity

        We have a substantial amount of indebtedness. Our vulnerability to the adverse economic conditions brought about by COVID-19 is therefore increased. This increases the risk of not meeting the contractual provisions of our loan agreements.

        Our principal credit facilities contain restrictive covenants. These covenants limit, among other things, encumbrances on existing assets of Sasol and its subsidiaries, the ability of Sasol and our wholly-owned subsidiaries to incur incremental debt and the ability of Sasol and its subsidiaries to dispose of assets in certain circumstances. These restrictive and financial covenants could limit our operating and financial flexibility.

        On 17 June 2020, we concluded amendment agreements with respect to our key loan agreements to (a) waive compliance with the net debt to EBITDA covenant for the last twelve months or measurement period ended 30 June 2020 and (b) increase the net debt to EBITDA covenant for the last twelve months or measurement period ending 31 December 2020 to 4,0 times, after which it will revert to a maximum level of 3,0 times as at 30 June 2021. In order for the amendments to be approved, lenders required several further terms and conditions, which are in force during the measurement periods affected by the amendments, to be incorporated as part of the amendment agreements, key of which are:

  •
  restrictions on our capital expenditure for the financial year ending 30 June 2021 that it will not exceed the forecast level of R21 billion by more than 10%;

  •
  no dividend payments; and

  •
  no acquisitions.

        The current level of indebtedness and the contractual provisions in our loan agreements also limit our ability to obtain further debt financing. Should the company be unable to illustrate that it has sufficient access to liquidity, there will be an increased possibility of further downgrades to our credit rating and challenges to our ability to operate. Further downgrades to our credit rating will also adversely affect our cost of financing, restrict our ability to grow and may force us to make non-strategic divestments that could impact our long-term sustainability. A substantial portion of cash flows from operations is required to meet the payment of principal and interest on our existing debt, which will limit our ability to use our cash flow for other purposes such as:

  •
  to fund capital expenditure in our operations;

  •
  to pay dividends; and

  •
  to fund future business opportunities.

        The majority of our debt is denominated in US dollars, exposing us to risks related to fluctuations in foreign currency to the extent that our US dollar cash generation is insufficient to service such debt, thus exacerbating the risks associated with our substantial financial leverage. In addition, our covenant reported as at each period end is highly sensitive to fluctuations in the closing rand/US dollar exchange rate due to the currency translation of US dollar debt to the rand reporting currency at period end.

        We are exposed to a number of inherent business risks, including, for example, unplanned production outages, lower margins for our products, higher-than-anticipated capital requirements for projects under development, as well as other risks described in this section, any of which, or a combination of which, could cause us to breach our debt covenants during a reporting period. This risk is exacerbated by the COVID-19 pandemic and its impact on our turnover and profitability.

        Failure to comply with any covenant would enable the lenders to accelerate repayment obligations and will lead to cross-defaults with the other facilities. Sasol's credit facilities have standard provisions whereby certain events relating to other borrowers within the Group could, under certain circumstances, lead to default and/or acceleration of debt repayment under the credit facilities and other borrowings. Should cross-default clauses be triggered, this will likely create liquidity pressures and create a risk for the sustainability of Sasol. In addition, the mere market perception of a potential breach of any financial covenant could have a negative impact on our share price and our ability to refinance indebtedness or the terms on which this could be achieved, which would place pressure on the validity of our going concern assumption.

Our access to and cost of funding is affected by our credit rating, which in turn is affected by, among other factors, the sovereign credit rating of the Republic of South Africa

        Sasol's credit rating is impacted by our business performance and leverage, as well as the financial policy and sovereign rating of the Republic of South Africa, and other factors such as global oil and chemical market conditions which may be outside of our control. In March 2020, Moody's Investor Services (Moody's) and S&P Global (S&P) downgraded Sasol to sub-investment grade.

        South Africa's credit rating was downgraded by Moody's in March 2020 and by S&P in April 2020. In the future, Sasol's credit rating could also be further negatively impacted if the South African sovereign rating is further downgraded. In addition, Sasol's credit rating may be further downgraded if Sasol's credit metrics deteriorate outside the guidance provided by the rating agencies.

        As a result of Sasol's downgrades:

  •
  the cost of debt on certain existing facilities has increased;

  •
  the cost of debt on any new facilities will likely be higher; and

  •
  access to funding in both the bank market and the debt capital markets will likely be more limited.

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

        During 2020, the dated Brent crude oil price averaged US$51,22/bbl and fluctuated between a high of US$69,96/bbl and a low of US$13,24/bbl. This compares to an average dated Brent crude oil price of US$68,63/bbl during 2019, when it fluctuated between a high of US$86,16/bbl and a low of US$50,21/bbl.

        A substantial proportion of our turnover is derived from sales of petroleum, natural/piped gas and petrochemical products, prices of which have fluctuated significantly in recent years and are affected by crude oil prices, changes in the demand for products, the price and availability of substitute fuels, changes in product inventory, product specifications and other factors.

        The South African government controls and/or regulates certain fuel prices. The pump price of petrol is regulated at an absolute level. Furthermore, maximum price regulation applies to the refinery gate price of liquefied petroleum gas (LPG) and the sale of unpacked illuminating paraffin. South African liquid fuels are valued using the "Basic Fuel Price" (BFP) mechanism. BFP is a formula-driven price that considers, among others, the international prices of refined products (petrol, diesel, jet fuel and illuminating paraffin), the rand/US dollar exchange rate and the logistical cost of transporting liquid fuels to South Africa. The BFP is then used as a component in the regulated prices that are published by the government on a monthly basis. Piped gas prices are regulated through the approval of maximum piped gas prices by the National Energy Regulator of South Africa (NERSA) from time to time.

        Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuel operations.

        Prolonged periods of low crude oil, natural gas and petroleum prices could also result in projects being delayed or cancelled, as well as the impairment of certain assets. In South Africa, impairments totalling R35 billion have been recognised on cash generating units (CGU) across our integrated value chain, resulting from the depressed outlook on crude oil, petrochemical prices and refining margins. The current market conditions also led to impairments of R3,3 billion being recognised in our Eurasian operations.

        We use derivative financial instruments from time to time to partially protect us against day-to-day and longer-term fluctuations in US dollar oil, export coal and ethane prices. The oil price affects the profitability of both our energy and chemical products. See "Item 11—Quantitative and qualitative disclosures about market risk". While the use of these instruments may provide some protection against fluctuations in crude oil prices, it does not protect us against longer-term fluctuations in crude oil prices or differing trends between crude oil and petroleum product prices.

        It is inherently difficult to forecast fluctuations in crude oil, ethane, natural/piped gas and petroleum products prices. This risk is exacerbated by the COVID-19 pandemic and its impact on those product markets. Fluctuations in any of these may have a material adverse effect on our business, operating results, cash flows and financial condition. Refer "Item 5A—Operating results" for the impact of the crude oil prices on the results of our operations.

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition

        The rand is the principal functional currency of our operations and we report our results in rand. However, a significant majority of our turnover is impacted by the US dollar and the pricing of most petroleum and chemical products is based on global commodity and benchmark prices which are quoted in US dollars.

        Further, as explained above, the components of the BFP are US dollar-denominated and converted to rand, which impacts the price at which we sell fuel in South Africa.

        A significant part of our capital expenditure and borrowings are US dollar-denominated, as they relate to investments outside South Africa or constitutes materials, engineering and construction costs imported into South Africa. Fluctuations in the rand/US dollar exchange rate impacts our financial leverage and estimated capital expenditure.

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

        During 2020, the rand/US dollar exchange rate averaged R15,69, fluctuating between a high of R19,11 and a low of R13,84. This compares to an average exchange rate of R14,20 during 2019, when it fluctuated between a high of R15,44 and a low of R13,11. At 30 June 2020 the closing rand/US dollar exchange rate was R17,33 as compared to R14,08 at 30 June 2019.

        The rand exchange rate is affected by various international and South African economic and political factors. Subsequent to 30 June 2020, the rand has strengthened against the US dollar closing at R17,16 on 21 August 2020, and weakened against the euro closing at R20,24 on 21 August 2020. In general, a weakening of the rand would have a positive effect on our operating results. Conversely, strengthening of the rand would have an adverse effect on our operating results, cash flows and financial condition. However, given the significance of our foreign currency denominated long-term debt a weaker closing rand against the US dollar has a negative impact on our gearing. Refer to "Item 5.A—Operating results" for further information regarding the effect of exchange rate fluctuations on our results of operations. We engage in hedging activities which partially protect the balance sheet and our earnings against fluctuations in the rand exchange rate. While the use of these instruments may provide some protection against fluctuations in the rand exchange rate, it does not protect us against a longer-term strong rand/US dollar exchange rate. Refer to "Item 11—Quantitative and qualitative disclosures about market risk".

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

Cyclicality in petrochemical product prices and demand may adversely affect our business, operating results, cash flows and financial condition

        Sasol's chemicals portfolio includes several products that are exposed to cyclicality in margins. Margins for polymers, solvents, surfactants and fertilisers trend in a cyclical manner that usually, but not always, coincides with the normal business cycles of regional and global economies. Periods of high industry profitability (generally driven by high utilisation rates) tend to alternate with times of low profitability (generally characterised by low utilisation rates), amplified by subsequent periods of over- and underinvestment in new capacity. Long construction lead times result in waves of capacity additions toward the end of the high-margin expansionary phase, thus exacerbating the already weakening market conditions. The ensuing cyclical downturn and low profitability tends to rein in capital spending, leading to an extended period of very slow capacity growth that generally coincides with rapid demand growth during the economic recovery phase. This situation, in turn, tends to create tight market conditions and improved margins.

        Currently, the global spread of the COVID-19 pandemic has caused significant volatility impacting chemicals demand, supply and the global supply chains that serve them. This has translated into both opportunities and risks for Sasol as the organisation's global presence and diversified product portfolio allow it to manage the volatility that may arise in a specific market. Further risks to the chemicals demand outlook are a subdued outlook for global economic growth, the ongoing US/China trade dispute, heightened geopolitical tensions, and business and consumer confidence trends. Supply is currently largely affected by the capacity overbuild taking place in US and China mainly in the ethylene and propylene value chains. COVID-19-related supply chain disruption could impact our ability to reach global markets from South Africa or other producing regions and could also restrict access to specific markets. Consequently, forecasting the timing of the industry business cycle, and prices for chemical products during the current volatility remains difficult and a deterioration in overall conditions may have a material adverse effect on our business, operating results, cash flows and financial condition.

Our ability to respond to climate change could negatively impact our growth strategies, reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations and adversely affect our legal licence to operate and our access to capital and financing

        Key manufacturing processes in South Africa, especially coal gasification and combustion, result in relatively high greenhouse gas (GHG) emissions. Sasol's ability to develop and implement an appropriate climate change mitigation response poses a significant transitional risk for our business, most notably in South Africa. This is heightened by the necessity to appropriately address increasing societal pressures and shifts away from carbon intensive processes and products, as well as meeting new and anticipated policy and legislative requirements including carbon tax, carbon budgets and GHG reduction targets. It is particularly challenging in South Africa where access to lower carbon energies is limited and related infrastructure is under-developed.

        A carbon tax was implemented in South Africa on 1 June 2019, which significantly increases the operational costs of our South African operations in the first phase of its implementation and even more after 2022 when the second phase commences. The tax relief measures implemented by the South African government in response to COVID-19 include a three-month deferral for filing and first payment of carbon tax, the revised date being 31 October 2020. For the first phase to 2022, several transitional tax-free allowances are provided. The headline carbon tax is R127 per ton of CO2e (carbon dioxide equivalent) before tax-free allowances, for emissions above the tax-free thresholds escalating at CPI +2 percentage points each year until 2022.

        At the same time the South African government is developing carbon budgets. Currently, there is uncertainty on how mandatory carbon budgets will be implemented and aligned to the carbon tax. Sasol faces uncertainty in respect of the group's carbon tax liability and/or potential penalties that may apply for exceeding the carbon budgets for the subsequent phases from 2023 onwards if these instruments lack effective alignment and the scale of mitigation is not possible in the timeframe required. Sasol's current carbon tax liability is in the range of R700 million to R1,1 billion per annum starting in 2020. There are various measures in place for Sasol to become more energy efficient thereby reducing the carbon footprint which would result in section 12L energy efficiency allowances that Sasol may qualify for until December 2022. The section 12L benefit has not been taken into account in determination of the carbon tax liability above.

        Considering South Africa's developmental challenges, the structure of its economy, the impact of COVID-19 and the recent downgrade of the South African sovereign credit rating, the readiness of the carbon tax system and the fact that the design is not aligned with the carbon budget system, Sasol remains supportive of carbon pricing but believes that alternative mechanisms, for implementation from 2023 onwards, could achieve the outcome sought by the proposed stand-alone carbon tax. In this instance, the alignment of the carbon budget with the carbon tax offers an efficient and effective solution for the South African economy to recover from COVID-19 while transitioning to a lower carbon economy through least-cost mitigation. We continue to advocate such a solution and we actively engage with government and various stakeholders to appropriately manage these challenges that balance the need for economic development, job creation, energy security and GHG emission reductions.

        The group sees a lower carbon emission world representing changes to energy demand, regulations and commodity consumption patterns (also seen in externally validated data). Depending on the extent and speed of these changes, companies that do not respond to these possible realities could find parts of their portfolios, or potentially their entire business model, not sustainable over time. Through our scenario analysis, Sasol stress tests the potential areas where our business might be less sustainable to further changes in demand patterns, regulations or technology changes. This enables proactive mitigation action to be taken so that our operations (and our overall value chain) remain viable, as the world transitions to a lower carbon future, including through reducing the use of coal and investigating renewable sources of energy. Sasol has used a process to develop a set of scenarios that consider how market conditions, technology, political and other influences interact to produce vastly different future outcomes.

        In light of the many uncertainties today, it is not possible to make accurate predictions on how governments, institutions and societies will respond to various challenges, including the impacts of climate change and related responses by society. There are risks accordingly associated with accuracy, completeness and correctness of various assumptions that are used as inputs to the scenario analysis work being undertaken, including scenarios developed to test resilience to climate change threats. In addition, the estimates of required or available capital for necessary investments to make our business sustainable in the longer term could prove to be incorrect and lead to a delay or cancellation of capital expenditure projects. Should all or some of these assumptions prove to be inaccurate, incomplete or incorrect this could potentially significantly impact our resilience and long-term sustainability.

        We have set GHG reduction targets, including a 10% absolute reduction target for our South African operations off a 2017 baseline with an interdependent energy efficiency improvement target of 30% by 2030, off a 2005 baseline. The primary risks associated with achieving the GHG reduction target are unavailability and unaffordability of gas as feedstock or as a source of energy. Meeting the energy efficiency target is dependent on continued stable operations. We are developing our long-term 2050 ambition (mid-century target taking into account climate science and our national context) and roadmap and are assessing the associated risks which would include technology advancement at a pace and a scale in line with the target and which may not be not available in time.

        Further, climate change poses a significant risk for both our South African and global business as it relates to potential physical impacts including change of weather patterns, water scarcity and extreme weather events such as hurricanes, tornadoes, flooding and sea level rise. In this regard, work is underway to develop and implement an adaptation strategy for the identified key priority regions such as the US Gulf Coast, Mozambique, and South African operations (Secunda and Sasolburg). Ongoing monitoring efforts guide our interventions to improve our maintenance, asset integrity processes and response procedures. The COVID-19 pandemic has sharpened our focus on managing these risks as potential future pandemics are anticipated to be exacerbated by the effects of a changing climate.

        We cannot assure you that our plans to reduce GHG emissions will be successful. A number of measures to be taken will likely require substantial amounts of capital which may not be available to Sasol. Further, climate change-related laws and regulations may threaten our licence to operate, substantially increase the cost of doing business by carbon tax or similar taxes. The need to replace coal with natural gas as primary feedstock for our operations in Secunda may increase the cost of production and reduce our profitability significantly. These climate change related effects could have a material adverse effect, particularly on our South African business, operating results, cash flows, financial condition and future growth. Our relatively high carbon emissions and the use of coal as a key feedstock could also impact negatively our potential base of shareholders and our ability to source financing on the capital markets or increase capital cost.

        Our international operations are less carbon-intensive and have been operating for some time in a more mature GHG regulatory regime. However, enhanced focus on issues concerning environmental quality, human rights and climate change may result not only in a more complex regulatory environment, but also additional legal risk, to the extent that damages relating to climate change and other environmental impacts are brought into judicial systems around the world. In addition, our permits and operational licences are subject to public comment and/or input from stakeholders in certain of the jurisdictions in which we operate and there is an emerging trend by activists to use the public comment period to challenge a company's response to climate change and social governance issues (such as human rights and community impacts). The increased use of litigation against companies to force action related to climate change and social issues could adversely impact the resilience of Sasol's operations and our continued licence to operate.

        Risks relating to climate change may have a material adverse impact on our business, operating results, cash flows and financial condition.

        For further information related to Sasol's climate change strategy please see Sasol's Climate Change Reports.

We identified material weaknesses in our internal control over financial reporting, which we are still in the process of remediating. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Under Item 15. Controls and Procedures, two material weaknesses in internal control over financial reporting were disclosed for the financial year ended 30 June 2020. The first was identified during 2019 and relates to the capital cost estimation process implemented in connection with the LCCP. The second was identified in 2020 and relates to the level of precision applied to the impairment assessments performed as at 30 June 2020 on certain cash generating units related to the South Africa integrated value chain within one segment of the company. Both material weaknesses are still in the process of being remediated.

        While we are currently implementing remedial measures, there can be no assurance that our efforts will be successful. The material weaknesses cannot be considered remediated until the remedial controls operate for a sufficient period of time and management has time to conclude, through testing, that these controls are operating effectively. As a result of the material weaknesses described above, management concluded that our disclosure controls and procedures remain ineffective as of 30 June 2020.

        We cannot be certain that any remedial measures we are currently in the process of implementing, or our internal control over financial reporting more generally, will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Our failure to implement our remediation plans referred to above, or to implement newly required or improved controls or adapt our controls, or difficulties encountered in their operation, or difficulties in the assimilation of acquired businesses into our control system, could prevent us from meeting our financial reporting obligations, including filing our periodic reports with the SEC on a timely basis and maintaining compliance with applicable NYSE listing requirements, or result in a restatement of previously disclosed financial statements.

        If other currently undetected material weaknesses in our internal controls exist, they could result in material misstatements in our financial statements requiring us to restate previously issued financial statements. In addition, material weaknesses, and any resulting restatements, could cause investors to lose confidence in our reported financial information, and could subject us to regulatory scrutiny and to litigation from shareholders, which could have a material adverse effect on our business and the price of our ordinary shares or American Depositary Shares (ADSs). Furthermore, the remediation of any such material weaknesses could require additional remedial measures including additional personnel, which could be costly and time-consuming. The implementation of the remediation actions could further be impacted by the increased demand on employees as activities increase on our comprehensive response plan to conserve cash and optimise the business and the personnel impact of the strategic reset through Future Sasol. If we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our share price and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act of 2002 could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our large projects are subject to schedule delays and cost overruns, and we may face constraints in financing our existing projects or new business opportunities, which could render our projects unviable or less profitable than planned

        We are progressing with the completion of our LCCP in the US and current indications are that the cost of the project will remain within our latest market guidance (announced in July 2020) of US$12,8 billion. The last remaining unit to come online at LCCP will be the low density polyethylene (LDPE) plant, which was damaged during a fire in January 2020. This is on track for beneficial operation by the end of October 2020. Overall project completion was at 99% at the end of June 2020.

        In Mozambique, we submitted a field development plan (FDP) revision during the third quarter of 2020, following interpretation of the production sharing agreement's (PSA) development data from the previous drilling campaigns that led to revised expected volumes. The development is structured as an integrated oil, gas and LPG development, which allows for flexible production from the different reservoirs. In November 2019, the Board approved proceeding to the front-end engineering design phase. Various COVID-19 restriction measures put in place by the Government of Mozambique may have an impact on project schedules. The Central Termica de Temane project, which is the buyer of nearly half of the gas produced by this project, is in lender discussions, with a view to a commercial final investment decision during the second quarter of 2021.

        The development of these projects involves capital-intensive processes carried out over long durations. It requires us to commit significant capital expenditure and allocate considerable management resources in utilising our existing experience and know-how.

        Our large capital projects were and are subject to the risk of delays and cost overruns inherent in any large project, including as a result of:

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
  unforeseen process safety issues;

  •
  labour disputes;

  •
  inadequate workforce planning or productivity of workforce;

  •
  inadequate change management practices;

  •
  natural disasters and adverse weather conditions, including excessive winds, higher-than-expected rainfall patterns,

    tornadoes, cyclones and hurricanes or a pandemic, such as COVID-19;

  •
  failure or delay of third-party service providers; and

  •
  regulatory approvals and compliance obligations, including changes to regulations, such as environmental regulations, and/or identification of changes to project scope necessary to ensure safety, process safety, and environmental compliance.

        In addition, significant variations in the assumptions we make in assessing the viability of our projects, including those relating to commodity prices and the prices for our products, exchange rates, import tariffs, interest rates, discount rates (due to changes in country risk premiums) and the demand for our products, may adversely affect the profitability or even the viability of our investments.

        As the LCCP capital investment is particularly material to Sasol, any further cost overruns, schedule delays, process safety incidents or adverse changes in assumptions affecting the viability of the project could have a material adverse effect on our business, cash flows, financial condition and prospects. This risk is further exacerbated by the COVID-19 pandemic and its impact on the demand for our products, in particular regarding LCCP which is in the production ramp-up phase. We have updated the LCCP economics with evolving views of long-term market assumptions obtained from independent market consultants. Due to the uncertainty and volatility in the market, especially the uncertainty around COVID-19 and its impact on global economic activity, the views from the independent market consultants differ significantly from period to period. Views provided also differ on ethane price assumptions in the long term. This divergence in views makes it more difficult to accurately evaluate the project economics and increases the risk that the assumptions underlying our assessment of the viability of the project may prove incorrect. The economics will be further impacted by the outcome of the asset disposal process.

        Our operating cash flow and credit facilities may be insufficient to meet our capital expenditure and related incremental working capital plans and requirements, depending on the timing and cost of development of our existing projects, including, in particular, LCCP and any further projects we may pursue, as well as our operating performance and the resultant utilisation of our credit facilities. As a result, new sources of capital may be needed to meet the funding requirements of these projects and to fund ongoing business activities. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, our credit rating, our net debt to EBITDA ratio and other risk metrics, the condition of the financial markets, our share price, future prices for the products we sell, particularly oil and key chemical products, the prospects for our industry, our operational performance and operating cash flow and debt position, among other factors.

        In the event of unanticipated operating or financial challenges, such as those caused by COVID-19, any dislocation in financial markets, a deterioration in the price outlook for the products we sell, particularly oil and key chemical products, any downgrade of our credit ratings by rating agencies or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and retire or service outstanding debt and pay dividends, could be constrained. Any of these could have a material adverse effect on our business, operating results, cash flows and financial condition.

        Refer "Item 5A—Operating results" for the impact of our large projects, such as LCCP, on the results of our operations.

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

        Reserve estimates are adjusted to reflect improved recovery and extensions, and also revised from time to time based on improved data acquired from actual production experience and other factors. In addition, regulatory changes and market prices may result in a revision to estimated reserves. Revised estimates may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.D—Property, plants and equipment".

We may be unable to access, discover, appraise and develop new coal, synthetic oil, natural oil and natural gas resources at a rate and price that is adequate to sustain our business and/or enable growth

        Competition for suitable opportunities, increasing technical difficulty, stringent regulatory and environmental standards, large capital requirements and existing capital commitments may negatively affect our ability to access, discover, appraise and develop new resources in a timely manner, which could adversely impact our ability to support and sustain our current business operations.

        Our natural gas reserves in Mozambique are of particular importance as feedstock for our plants in South Africa, as well as for sales of gas into the market in South Africa. There is currently a lack of alternative sources of natural gas in southern Mozambique with similar volumes and at affordable development and production costs. Although alternative sources of gas supply are being considered there is a risk that these resources may not be secured at a price adequate to sustain our business and/or enable growth.

        Our future growth could also be impacted by these factors, potentially leading to a material adverse effect on our business, operating results, cash flows and financial condition.

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

        Several of our subsidiaries, joint arrangements and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See "Item 4.B—Business overview" for a description of the extent of our activities in the main countries and regions in which we operate. Although we are a South African-domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in other African countries, chemical businesses in Europe, the US, the Middle East and Asia, a joint venture GTL facility in Qatar and joint operations in the US and Canada. Effective June 2020, we sold our 10% indirect economic interest in the Escravos GTL (EGTL) project in Nigeria, which is an upstream joint venture between Chevron Nigeria Limited (CNL) and Nigerian National Petroleum Corporation (NNPC).

        For further discussion related to our country specific risk that could adversely affect our business, operating results, cash flows and financial condition refer to the following sections:

  •
  "Item 4.B—Business overview—Regulation—Empowerment of historically disadvantaged South Africans";

  •
  "Item 4.B—Business overview—Legal proceedings and other contingencies";

  •
  "Item 4.B—Business overview—Regulation—Safety, health and environment";

  •
  "Item 5.B—Liquidity and capital resources"; and

  •
  "Item 10.D—Exchange controls".

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

        In addition to severe negative COVID-19 related economic impacts, South Africa faces ongoing challenges in improving the country's short- to long-term growth potential and weak public sector revenue growth, stabilising debt levels and addressing weaknesses at state-owned enterprises and other institutions. These factors continue to pose a significant risk to South Africa's sovereign credit rating outlook. In Mozambique, uncertainties around the duration and intensity of the impact of COVID-19, high levels of public sector debt, heightened political conflict, insurgency risks, lack of basic services, the need to further strengthen institutions, insufficient fiscal sustainability and extreme weather events are expected to remain significant risks to the sovereign credit and operational outlook for the foreseeable future.

        At a global level, COVID-19 poses significant downside risks to economic activity, sentiment, global supply chains, commodity demand, travel and tourism as well as consumer spending. Additionally, ongoing uncertainties related to the US and China trade dispute, the evolution of the Brexit process, geopolitical tensions, potential financial vulnerabilities that have been built up over years and accentuated by COVID-19, abrupt shifts in financial conditions and their impact on global economic growth can also all have an influence on the macroeconomic outlook in the countries in which we operate.

        Other countries in which we operate could from time to time face sovereign rating risks, which may impact our counterparties' ability to access funding and honour commitments.

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

        Sasol's portfolio in selected West African countries inherently carries frontier basin exploration risks, offset by potential high reward through unlocking of new exploration plays. Sasol manages the associated exploration risks through a balanced portfolio of exploration and production assets, rigorously ensuring compliance with all corporate and legislative governance requirements and following its internal technical and business quality assurance processes.

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

        The Broad-Based Socio-Economic Empowerment Charter for the Mining and

Minerals Industry, 2018 (2018 Mining Charter) was published for implementation on 27 September 2018. On 19 December 2018 certain amendments were published in the Government Gazette which provided that existing mining right holders must implement the 2018 Mining Charter from 1 March 2019. Although the 2018 Mining Charter is an improvement on the 2017 draft, the Minerals Council South Africa (Minerals Council) commenced with a judicial review of certain aspects, which includes the ownership and procurement elements, of the 2018 Mining Charter. The review application and the defence of non-joinder raised by the Minister of Mineral Resources and Energy (Minister) and the South African Diamond and Precious Metals Regulator (Regulator) was heard on 5 May 2020. The Court issued its judgement on 30 June 2020, upholding the Minister and Regulators defence of non-joinder. However, the Minerals Council's application for direction on joinder succeeded and the Court issued directions identifying the parties to be joined. The merits for the application for judicial review was not argued on 5 May 2020 and this will probably take place in the first or second quarter of calendar year 2021. In the first week of August 2020, the Minister withdrew the notice of appeal to the Supreme Court of Appeal in respect of the "once empowered always empowered" approach where the declaratory order issued by the Court was in favour of the Minerals Council. However, the Minister's decision to withdraw the notice of appeal has no bearing on the Minerals Council's application for the judicial review of various aspects of 2018 Mining Charter. Sasol Mining will monitor the outcome of this process which may either result in the status quo being retained or certain amendments being made to the 2018 Mining Charter that may address the Minerals Council's concerns. For more information refer to "South African mining legislation may have an adverse effect on our mineral rights".

        On 27 March 2020 the Minister of Mineral Resources and Energy published amendments to the Mineral and Petroleum Resources Development Regulations (Amendment Regulations). The Amendment Regulations came into effect on the date of publication. The Amendment Regulations seek, among other things, to expand the meaning of the term "interested and affected persons" and to further regulate the obligation to consult with interested and affected parties. The Amendment Regulations also introduce new requirements with regard to the review and approval of social and labour plans. The Amendment Regulations may have a negative impact on our business in terms of uncertainty regarding the interpretation and higher cost for the business.

        The revised Codes of Good Practice for Broad-Based Black Economic Empowerment (B-BBEE) (the Revised Codes), which came into effect on 1 May 2015, provide a standard framework for the measurement of B-BBEE across all sectors of the economy, other than sectors that have their own sectorial transformation charters (e.g. the mining and liquid fuels industries). The Revised Codes provide more stringent targets, which negatively impacted on Sasol's B-BBEE contributor status. The liquid fuels industry, under the guidance of the Department of Minerals and Energy, is developing the "Petroleum and Liquid Fuels Sector Charter" (PLFSC) which will regulate B-BBEE in the liquid fuels and gas sector. The PLFSC has not yet been published for public comment and it is therefore not possible to assess the impact of the PLFSC. It is anticipated that the PLFSC will be required to set industry-specific targets that cannot be more lenient than those in the Revised Codes.

        Since our September 2017 announcement of plans to unwind the Sasol Inzalo B-BBEE transaction (Sasol Inzalo) and introduce the Sasol Khanyisa B-BBEE transaction (Sasol Khanyisa), we placed specific management focus on engaging with trade unions on issues pertaining to employee share ownership levels. Two of the five Sasol trade unions, Solidarity and the Chemical, Energy, Paper, Printing, Wood and Allied Workers' Union (CEPPWAWU), declared disputes relating individually to Sasol Khanyisa and the unwind of Sasol Inzalo which, if not resolved, might result in industrial action, which could adversely affect our operations and could give rise to costs which would impact earnings. In the case of the Solidarity trade union, the Sasol Khanyisa dispute is similar to disputes the trade union has with three other large employers in

South Africa. The President of the Labour Court requested the various employers to prepare a stated case in order to allow the Labour Court to give guidance in this regard. It is therefore not a Sasol only matter in South Africa and also affects other large companies. The Sasol Inzalo dispute lodged by the CEPPWAWU trade union has lost its momentum and it is no longer regarded as a major threat to Sasol.

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

        Value creation, if any, to the majority of the Khanyisa shareholders at the conclusion of the transaction is exposed to the inherent business risks of Sasol South Africa during the empowerment period, including any adverse impact from the COVID-19 pandemic. This could potentially have an impact on dividend distributions to those Khanyisa shareholders that are required to settle funding obligations or otherwise negatively impact the valuation of the Sasol South Africa business on conclusion of the transaction.

  iii. Disruptive industrial action

        The majority of our employees worldwide belong to trade unions. These employees comprise mainly of general workers, artisans and technical operators. While the Sasol employee relations landscape remains stable, amid the global economic turmoil as well as COVID-19, the South African labour market remains volatile and can be characterised by major industrial action in key sectors of the economy especially during wage negotiations.

        In Sasol South Africa, the wage negotiations for the chemicals sector were concluded in September 2019 and will terminate on 30 June 2021. The petroleum sector is also covered by a three-year wage agreement effective 1 July 2018 to 30 June 2021. However, due to Sasol's precarious financial situation, we have applied to the National Bargaining Council for the Chemicals Industry (NBCCI) to have Sasol exempted from the wage increases applicable for the 2020/2021 year in terms of these collective agreements. Considering that this process entails the assessment of Sasol's non-affordability, we may be ordered to comply in the event that the Exemption Panel of the NBCCI arrives at a different conclusion.

        In Sasol Mining, the wage negotiations are ongoing, as the current multi-year agreement ended in June 2020.

        Although we have positive relationships with our employees and trade union partners, significant labour disruptions could occur in the future and our labour costs could increase significantly in the future.

(b) Fiscal and monetary policies

        Macroeconomic factors, such as inflation and interest rates, could affect our ability to contain costs and/or ensure cost-effective debt financing in the countries in which we operate.

        Our sustainability and competitiveness is influenced by our ability to optimise our cost base. As we are unable to control the price at which our products are sold, an increase in inflation in countries in which we operate may result in significantly higher future operational costs.

        South African consumer price inflation averaged 3,7% in 2020, compared to 4,6% in 2019. In the latest period, inflation was affected mainly by muted food price increases, rand-denominated oil price movements and generally weak economic conditions in the country. With inflation staying within the South African central bank's 3-6% inflation target range, actual inflation outcomes being below expectations and the expected COVID-19 induced deep recession, the South African Reserve Bank lowered the policy interest rate by 250 basis points to 3,75% from January to June 2020. However, uncertainties around COVID-19, currency developments, fuel prices, electricity and water tariff increases and wage growth continue to pose upside risks to the inflation outlook.

        South Africa's economic outlook remains depressed as COVID-19 pressures and uncertainties, electricity supply constraints, policy uncertainty, low levels of business, investor and consumer confidence, and geopolitical risks all pose downside risks to the domestic economy that is already under pressure.

        The exchange rate fluctuation, oil price developments and the sovereign rating outlook remain key risks to the inflation outlook. These, along with COVID-19 developments, global financial conditions, trade disputes, emerging market sentiment swings and domestic political and policy developments, are likely to contribute to ongoing currency volatility.

        Even as strict lockdown measures are being gradually relaxed in many countries, the COVID-19 pandemic is imposing significant humanitarian and economic costs throughout the world, and there is increasing risk of a second wave of the pandemic. The eventual economic cost remains unclear and estimates on the recession's depth and length vary significantly. We expect that the worst of the growth impacts occurred in April and May 2020, with more recent data showing some activity improvement. We currently do not expect the global economic activity to recover to pre-COVID-19 levels until 2022. However, our baseline expectation may be negatively or positively impacted by many remaining risks and uncertainties.

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

        In particular, one of our subsidiaries, Sasol Financing International Limited (SFI), received assessments in relation to its international business activities and specifically regarding SFI's place of effective management. The litigation proceedings relating to the assessments in respect of SFI are still ongoing.

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

        Reliable supply of electricity is important to run our plants optimally. The South African power system remains tight. Unplanned power outages as we experienced at our South African plants in 2019 have a negative impact on our production volumes, cost and profitability. While we have the capacity to generate most of our own requirements, this only mitigates the risk partially as we remain dependent on external electricity supply.

        Water, as a resource, is becoming increasingly limited as global demand for water increases. A significant part of our operations, including mining, chemical processing and others, requires use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost or availability of our water supplies or otherwise impact our operations. Water use by our operations varies widely depending largely on feedstock and technology choice. Water to our South African operations is supplied from the Integrated Vaal River System (IVRS), currently making up 86% of Sasol's total water demand. While the water supply to these operations remains secure the revised water balance for the IVRS continues to show a worsening of the water supply imbalance which may result in an increasing probability of water availability or restrictions on its use being imposed. A deterioration in water quality supplied from the IVRS is further contributing to an increase in treatment costs. Although various technological advances may improve the water efficiency of our processes, they are capital intensive. We may experience limited water availability due to periodic drought events aggravated by delays in completing phase 2 of the Lesotho Highlands Water Project currently underway, deterioration in water quality and other infrastructure challenges related to our South African operations, which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

        Transportation of inbound materials to plants and products to customers is reliant on the region's available infrastructure. Numerous factors like natural disasters, pandemics or extreme weather events may impact on transportation modes which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(e) Stakeholder relationships

        Sasol has a complex network of stakeholders, often with competing interests. Beyond our financial community, our stakeholders are persons or groups who are directly or indirectly affected by our operations, as well as those who have interests in our business and/or the ability to influence its outcomes. Stakeholders may include members of local communities and their representatives, national, provincial or local government authorities, officials at all spheres of government, government agencies, multilateral organisations, regulators, political and religious leaders, civil society organisations and groups with special interests, suppliers, investors, business partners, customers, employees, trade unions, academics and media. Failure to manage relationships with our stakeholders may harm our reputation as well as our ability to conduct our operations effectively. Our stakeholder objective is to position Sasol as a credible partner and build trust with all our stakeholders. Our engagement approach is premised on open and effective communication and mutually beneficial outcomes where possible, as well as inclusiveness and integrity. Given the impact of the low oil price and the COVID-19 pandemic, we may not be able to meet some stakeholder commitments in 2020, and this may have a material impact on stakeholder relations. Various processes have been put in place to engage with stakeholders on these issues and to mitigate the associated risks. However, we cannot assure you that the strategy will mitigate the risk fully and therefore, actions taken by stakeholders could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

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

  Sanctions laws

        Our international operations require compliance with applicable trade and economic sanctions or other restrictions imposed by governments, such as the US and United Kingdom, and organisations, such as the United Nations, the European Union (EU) and its member countries. We closely monitor developments in these sanction programmes and assess the possible impact they could have on our Group's activities. These trade and economic sanctions are not always aligned and this increases the complexities when a company has operations in various countries. A violation of any of these sanction regimes could lead to a loss of import or export privileges, penalties against or the prosecution of Sasol and our employees, which could have an adverse effect on our business, operating results, cash flows and financial condition.

        Although we believe that we are in compliance with all applicable sanctions and other trade restrictions and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to frequent amendments or changing interpretations.

  Environmental laws and regulations

        In recent years, the environmental legislation in South Africa has resulted in significantly stricter standards. For instance, by 1 April 2020, our existing plants were required to meet more stringent point source standards for air quality emissions applicable to newly commissioned plants. Meeting some of these requirements require retrofitting of some of our existing plants, and accordingly, we obtained postponements on these compliance timeframes from the National Air Quality Officer to implement abatement projects in accordance with our air quality roadmaps along extended timeframes. We remain committed to compliance; however, Sasol's short-term cash conservation measures necessitate delayed capital expenditure.

        We are assessing the impact of the possible delayed capital expenditure on the timely execution of some air quality roadmaps and are continuing transparent engagements with the authorities in this regard. We continue to revise and adapt our roadmap delivery with the aim of progressing the abatement projects as reasonably practicable, while also attempting to proactively mitigate any potential risks of non-compliance associated with delayed implementation schedules beyond 31 March 2025 being the key target compliance date.

        Meeting boiler sulphur dioxide emission standards beyond 31 March 2025 remains a feasibility challenge for our Secunda operations and could pose associated significant compliance challenges. Accordingly, Sasol continues discussions with key stakeholders, including support to the technical panel of experts appointed by the Department of Environment, Forestry and Fisheries to provide strategic and technical guidance towards effective management of sulphur dioxide emissions from maturing plants. These efforts are aimed at enabling sustainable solutions to enable us to comply and advance the necessary environmental compliance and improvement roadmaps.

        To mitigate associated air quality compliance risks beyond 31 March 2025, Sasol will be reliant on mechanisms available in law and decisions thereon by the relevant authorities to enable the lawful completion of our committed roadmaps. We recognise that existing standards may become stricter over time which may pose a risk to some of our maturing operations in South Africa. This may, in some cases, adversely affect our business, financial condition, results of operations and cash flows.

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

South African mining legislation may have an adverse effect on our mineral rights

        The Minister of Mineral Resources and Energy officially separated the Mineral and Petroleum Resource Development Amendment Bill into its separate oil and gas-related matters from that of mineral related matters. The draft upstream Petroleum and Resources Bill was published in the Government Gazette on 24 December 2019 and Sasol has commented directly to the Department of Minerals and Energy and via the relevant business association. Due to the impact of COVID-19, further consultation processes have been delayed. Once promulgated the "Petroleum Bill" will repeal and replace the relevant sections in the Mineral and Petroleum Resources Development Act (MPRDA) which act currently regulates oil and gas exploration and production.

        The 2018 Mining Charter was published on 27 September 2018 for implementation on that date. The 2018 Mining Charter contains a number of changes compared to the previous Mining Charter including but not limited to an increase in the B-BBEE shareholding requirement from 26% to 30% in respect of new mining right applications. Furthermore, recognition is given to mining right holders who have achieved 26% B-BBEE shareholding and whose shareholders exited prior to commencement of the 2018 Mining Charter. Such recognition is however only applicable for the duration of the right and not for subsequent renewals in which instance a 30% B-BBEE shareholding is required. The 2018 Mining Charter contains more stringent compliance criteria than the previous Mining Charter, especially in respect of applications for new mining rights and the requirements in respect of procurement of mining goods which may have a material adverse effect on Sasol Mining. The potential impact on Sasol Mining may be two-fold: higher cost of production and the risk of being in non-compliance with the requirements of the 2018 Mining Charter which could lead to the suspension or cancellation of Sasol Mining's mining and/or prospecting rights. If a holder of a prospecting right or mining right in South Africa conducts prospecting or mining operations in contravention of the MPRDA, the converted mining rights can be suspended or cancelled by the Minister of Mineral Resources and Energy. The entity, upon receiving a notice of breach from the Minister, has a specific period of time to remedy such breach.

        The MPRDA and applicable provisions in the National Environmental Management Act and National Water Act impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

        The effect of the possible future amendments to the MPRDA, associated regulations to be promulgated and the 2018 Mining Charter on our mining and petroleum rights in the future may have a material adverse effect on our business, operating results, cash flows and financial condition. See "Item 4.B—Business overview—Regulation—Empowerment of historically disadvantaged South Africans—The Mining Charter and the Mineral and Petroleum Resources Development Amendment Bill".

Legislation in South Africa on petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

Regulation of Petroleum Products

The Petroleum Products Amendment Act

        The Petroleum Products Amendment Act (the Petroleum Products Act) requires persons involved in the manufacturing, wholesale and retail sale of petroleum products to obtain relevant licences for such activities. Sasol Oil, Natref and Sasol South Africa Limited have submitted applications for their respective operations. The Sasol Oil wholesale licence and Sasol South Africa Limited manufacturing licence applications have been approved and the licences issued. The Sasol Oil manufacturing licence application pertaining to the Natref refinery has been accepted, however the licence has not yet been issued. As provided in the Petroleum Products Act, Sasol Oil continues to act as a deemed licence holder in relation to its manufacturing activities.

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

        The Petroleum Products Act entitles the Minister of Mineral Resources and Energy to regulate the prices, specifications and stock holding of petroleum products and the status in this regard is as follows:

  •
  The retail-pump prices of petrol, maximum refinery gate price of LPG and the single maximum national price of illuminating paraffin are regulated. Prices are adjusted monthly according to published working rules and pricing formulae.

  •
  The Department of Mineral Resources and Energy is currently reviewing the BFP mechanism. Revisions to the formula used to calculate the BFP could significantly impact revenue derived from liquid fuel sales in South Africa.

•
Regulations to better align South African liquid fuels specifications with those prevailing in Europe were intended to become effective on 1 July 2017. As none of the local refineries, including those of Sasol, would have been able to comply with these new specifications, the Minister of Mineral Resources and Energy rescinded and amended the regulations and will announce a new implementation date in due course. There is a significant risk that the market demand and imported supply of cleaner fuels could overtake the regulatory date of the introduction of these fuel specifications and/or the date by which we can upgrade our plants to meet this demand. Compliance with these new fuel specifications will require substantial capital investments at both Natref and Secunda Synfuels Operations. The amount of capital investment required has not yet been finalised and discussions with the South African government regarding potential investment incentives are on-going.

•
While regulations obliging licensed manufacturers to blend bio-fuels with petrol and diesel are in force in South Africa, the legislation to enable bio-fuels manufacturing has however not been enacted. The effect of bio-fuels blending on Sasol's liquid fuels production and sales and our financial condition cannot be determined at this time.

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

        Seven of Sasol Gas's largest customers initiated a judicial review of the 2013 NERSA decisions relating to its maximum price and tariff methodologies and NERSA's decision on Sasol Gas's maximum price and transmission tariff applications. On 15 July 2019 the Constitutional Court overturned the 2013 NERSA maximum price decisions and ordered NERSA to revise its decisions. The new decision by NERSA regarding the maximum gas price to be approved for Sasol will apply retrospectively from 26 March 2014 when the original decisions (now overturned) became effective. Pursuant to the decision by the Constitutional Court, NERSA started the consultation process for determining the maximum gas price.

        During May 2020 the Industrial Gas Users Association of Southern Africa, an industry association whose members include a number of large gas customers, launched an application to review and overturn the November 2017 NERSA maximum gas price decision approving Maximum Gas Prices for Sasol Gas for the period from 1 July 2017 to 30 June 2020. This litigation is ongoing.

        Following the abovementioned outcome of the appeal to the Constitutional Court, NERSA has to approve new maximum gas prices for Sasol in terms of the provisions of the Gas Act. During November 2019 NERSA published a consultation document on a proposed revised methodology to approve maximum prices for gas and invited public comment on the proposals contained in the consultation document. During March 2020

NERSA held a public hearing on these proposals in which Sasol participated, and during April 2020 NERSA adopted a new maximum gas price methodology, which was published by NERSA in June 2020. NERSA anticipates a transitional period of between three and six months for the full implementation of the methodology. During this transitional period, NERSA will engage with licensees and affected stakeholders on the intended application of the methodology. In addition, licensees (including Sasol) will be required to submit their Maximum Gas Price applications in accordance with this new methodology. The revised maximum gas price methodology adopted by NERSA as a guideline for adjudicating Maximum Gas Price applications in terms of the Gas Act will to a large extent influence the new maximum gas price that NERSA has to approve for Sasol. The future implementation of such a new NERSA approved maximum gas price could have a material adverse effect on our business, operating results, cash flows and financial condition. If the new maximum gas price approved by NERSA for the period of the overturned decision is lower than the actual price charged to customers, then a retrospective liability may arise for Sasol Gas as a result. It is not possible to determine at this time what the outcome of such a price decision by NERSA will be. Therefore, the likelihood of a future obligation cannot be determined currently and neither can an amount for such a possible obligation be reliably estimated.

Changes in safety, health, environmental and chemical regulations and legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition

        We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in jurisdictions in which we operate. See "Item 4.B—Business overview—Regulation—Safety, health and environment—Regions in which Sasol operates and their applicable legislation".

        One of our most material challenges is the ability to anticipate and respond to the rapidly changing context and associated stakeholder challenges, in particular relating to environmental legislation in South Africa. Evolving legislation relating to air quality, climate change, water and waste management introduces regulatory challenges to our existing plants in South Africa. The quality, emission and disposal limit requirements imposed in our air quality, waste management and water use licences for our South African operations are consequently becoming increasingly more stringent while our existing plants are maturing. These laws and regulations and their enforcement are likely to become more stringent over time in all jurisdictions in which we operate, although these laws in some jurisdictions are already more established than in others. These compliance challenges are further impacted by the fact that, in some instances, legislation does not adequately provide for sufficient and/or flexible transitional arrangements for existing plants to comply with the imposed more stringent requirements. Ensuring that we are compliant with these requirements is a significant factor in our business and a core Sasol value. We continue with transparent disclosures and engagements with our key stakeholders in an effort to address these challenges. A failure to comply could have an impact on our licence to operate, as well as result in administrative and criminal enforcement, and could harm our reputation and relationships with stakeholders.

        Sasol's highly energy intensive operations in South Africa are running in the midst of rapidly evolving national legislation on GHG emissions. In support of the Paris Agreement, the South African government has published the Draft Climate Change Bill, promulgated the Carbon Tax Act effective 1 June 2019 and has promulgated the Pollution Prevention Plan and Greenhouse Gas Mandatory Reporting Regulations. Sasol has submitted its GHG inventory data for South Africa in compliance with the regulations and successfully obtained internal approval for its first mandatory Pollution Prevention Plan. We subsequently submitted our first annual report on our Pollution Prevention Plan in March 2019. We envisage that compliance with carbon budgets will become mandatory in 2021. For further information on the impact of carbon taxes refer to "—Our ability to respond to climate change could negatively impact our growth strategies, reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations and adversely affect our legal licence to operate and our access to capital and financing".

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

        Water use licences being issued by the South African Department of Water and Sanitation are including increasingly stringent requirements, such as waste water discharge limits, that need to be complied with over time which may not be achievable.

        From a chemicals management perspective, our products are required to be registered in accordance with regulatory requirements for many of the countries in which we operate, and sold in line with permit conditions, among other considerations. This includes filing of REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals) registrations for chemicals we produce or import into Europe, and chemical notifications for other regions, especially the United States, Canada and China, as well as South Korea, Taiwan and other Asian countries. South Africa is also in the process of localising international commitments on safe chemicals management in national regulations. This includes the adoption of the Globally Harmonized System of Classification and Labelling of Chemicals (GHS) through the Department of Employment and Labour's draft Hazardous Chemical Agents Regulations.

        Although systems and processes are in place, monitored and improved upon, to ensure compliance with applicable laws and regulations applicable to Sasol and its obligations upstream and downstream in the value chain, we cannot assure you that we will be in compliance with all laws and regulations at all times. For example, non-compliance with environmental, health or safety laws may occur from system or human errors in monitoring our emissions of hazardous or toxic substances into the environment, such as the use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorised acts of our employees or service providers.

        Public opinion and awareness are growing and challenges are increasingly being raised on public health and safety associated with the manufacturing and use of chemicals and industries reliant on fossil fuels. Our manufacturing processes may utilise and result in the emission of or exposure to substances with potential health risks. We also manufacture products which may pose safety, health and environmental risks. Although we remain committed to apply a duty of care principle and implement measures to eliminate or mitigate associated potential risks, including through our commitment to the Responsible Care® programme and adoption of the GHS, we may be subject to liabilities as a result of the use or exposure to these materials or emissions. See "Item 4.B—Business overview—Regulation" for more detail.

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

The main source of the problem is identified as short-life consumer packaging-type applications, often referred to as single-use plastics. Consumer and regulator sentiment regarding the plastic pollution challenge may pose future responsibilities and business constraints on the wider industry, including Sasol, among other things through extended producer responsibility, bans on certain polymer product applications and reduced demand for polymers where alternatives are perceived to be more acceptable to the markets they serve.

We are subject to risks associated with litigation and regulatory proceedings

        As with most large corporations, we are involved from time to time as a party to various lawsuits, arbitrations, regulatory proceedings, investigations or other disputes. Litigation, arbitration and other such legal proceedings or investigations involve inherent uncertainties and, as a result, we face risks associated with adverse judgments or outcomes in these matters. Even in cases where we may ultimately prevail on the merits of any dispute, we may face significant costs defending our rights, lose certain rights or benefits during the pendency of any proceeding or suffer reputational damage as a result of our involvement. We are currently engaged in a number of legal and regulatory proceedings and arbitrations in various jurisdictions including the litigation relating to the Sasol Khanyisa B-BBEE transaction described under "—There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition—(a) Political and socioeconomic issues—ii. Transformation and local content" and the SFI tax proceedings described under "—There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition—(c) Legal and regulatory—ii. Tax laws and regulations", as well as described under "Item 4.B—Business overview—Legal proceedings and other contingencies".

        We could also face potential litigation or governmental investigations or regulatory proceedings in connection with the material weakness we have identified in 2019 in our internal control over financial reporting (see "—We identified material weaknesses in our internal control over financial reporting, which we are still in the process of remediating. If we are unable to remediate these material weaknesses, or if we experience additional material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price").

        On 5 February 2020, the US law firm Pomerantz LLP announced that it had filed a putative securities class action complaint on behalf of shareholder Chad Lindsey Moshell and other shareholders who purchased Sasol securities from 10 March 2015 to 13 January 2020, against Sasol Limited and five of its current and former executive directors in the United States District Court, Southern District of New York. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and claims, among other things, that: (i) Sasol had conducted insufficient due diligence into, and failed to account for multiple issues with, the LCCP, including as to the true cost of the project; (ii) construction and operation of the LCCP was consequently plagued by control weaknesses, delays, rising costs, and technical issues; (iii) these issues were exacerbated by Sasol's top-level management, who engaged in improper and unethical behaviour with respect to financial reporting for the LCCP and the project's oversight; (iv) all the foregoing was reasonably likely to render the LCCP significantly more expensive than disclosed and negatively impact the company's financial results; and (v) as a result, certain of the company's public statements were materially false and misleading during the class period. On 4 May 2020, Mr. David Cohen was appointed as lead plaintiff and filed an amended complaint on 4 June 2020. Sasol and the individual defendants filed a Motion to Dismiss on 2 July 2020. The lead plaintiff has not specified the quantum of any alleged damages. Any impact of the class action complaint cannot be reasonably estimated at this point in time but it cannot be excluded that it may have a material adverse effect on our business, operating results, cash flows and financial condition.

        There can be no assurance as to the outcome of any litigation, arbitration or other legal proceeding or investigation, and the adverse determination of material litigation could have a material adverse effect on our business, operational results, cash flows and financial condition.

Uncertainty relating to the London Interbank Offered Rate (LIBOR) calculation process and potential phasing out of LIBOR after 2021 may adversely affect the amounts of interest we pay under our debt arrangements and adversely affect our business, operating results and financial condition

        LIBOR is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. We have used LIBOR as a reference rate in certain of our credit facilities and loans, such that the interest due to our creditors pursuant to these loans is calculated using LIBOR. On 27 July 2017, the United Kingdom Financial Conduct Authority (FCA), which regulates LIBOR, published the FCA Announcement. The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021.

        The group has exposure to the US dollar LIBOR through various instruments, including term loans and revolving credit facilities. In 2015, we entered into an interest rate swap for US$1,95 billion to convert variable LIBOR exposure to a fixed rate. It was designated as the hedging instrument in a cash flow hedge. The swap was novated in June 2019 when the underlying LCCP bank term loan was refinanced and hedge accounting discontinued. The swap continues to be an economic hedge that covers a portion of the group's exposure to the LIBOR. After the swap was novated for a second time in July 2019, we redesignated the swap as a hedging instrument in a cash flow hedge.

        Banking institutions have been planning for the transition away from LIBOR in advance of 31 December 2021, the date that LIBOR is generally expected to cease to exist, although the U.K. Financial Conduct Authority has expressed that it and the Bank of England are assessing the impacts of COVID-19 on the progress to meet the expected deadline. It remains unclear, however, whether the cessation of LIBOR will be delayed due to COVID-19 or what form any delay may take, and there are no assurances that there will be a delay. It is also unclear what the duration and severity of COVID-19 will be, and whether this will impact LIBOR transition planning. COVID-19 may also slow regulators' and others' efforts to develop and implement alternative reference rates, which could make LIBOR transition planning more difficult, particularly if the cessation of LIBOR is not delayed but alternatives do not develop.

        Therefore, it is not currently possible to predict the effect of the FCA Announcement, including any discontinuation or change in the method by which LIBOR rates are determined, or how any such changes or alternative methods for calculating benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as our existing loan agreements. Any such changes or developments in the method pursuant to which LIBOR rates are determined may result in an increase in reported LIBOR rates or any alternative rates. If that were to occur, the amount of interest we pay under our credit facilities and any other financing arrangements may be adversely affected, which may adversely affect our business, operating results and financial condition.

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

        The current actions taken by Sasol to conserve cash include a hiring freeze, corporate restructuring, asset disposals and other remuneration-related actions which may increase the risk of not attracting new, valuable talent and losing current talent. In addition, the value of long-term incentives issued to current talent that are linked to the Sasol share price have deteriorated as the share price has declined over the last year.

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

        A significant percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and chemical structure which make the products more suitable for different applications than typical commodity products. These products are normally utilised by ourselves or our customers as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of product formulations and the applications thereof. These patents may create pressure on both Sasol and those of our customers who market these product formulations which may adversely affect our sales to these customers. These patents may also increase our risk to exposure from limited indemnities provided to our customers of these products in case there is a patent infringement which may impact the use of the product on our customers' side. Patent-related pressures may adversely affect our business, market reputation, operating results, cash flows and financial condition.

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

We may face potential costs in connection with industry and value chain-related operational interruptions, accidents or deliberate acts of terror causing property damage, personal injuries or environmental contamination

        Operational interruptions impacting our operations or value chains may have a material adverse effect on volumes produced and costs. This can be as a result of failure of critical assets, extreme weather events or natural disasters, lack of feedstock (coal, natural gas, ethane, ethylene), supply chain disruption (inbound and outbound), utility interruption (electricity, water, oxygen, steam, hydrogen, nitrogen) or a breach of our licence to operate (non-compliance with regulatory requirements or permits).

        We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of oil, chemicals and gas, related raw materials, products and wastes. These facilities and their respective operations are subject to various risks, such as fires, explosions, releases and loss of containment of hazardous substances, soil and water contamination, flooding, land subsidence, and geological complexity, among others. As a result, we are subject to the risk of, and in the past have experienced, industry-related incidents. Such incidents can be subjected to inspections by relevant authorities, with the associated potential consequences of enforcement action, including directions to temporarily cease and desist operations and the imposition of fines and penalties. This may have a material adverse effect on our business.

        Our global facilities are also subject to the risk of deliberate acts of terror.

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

        Sasol operates the Pande and Temane gas fields in Mozambique. Gas is produced from a portfolio of wells, and then processed through a Central Processing Facility (CPF). Gas is sold to our operations in Secunda and Sasolburg as well as to external customers in Mozambique and South Africa. The production of gas through wells, pipelines and a processing plant is inherently exposed to the risk of integrity failures which may result in a loss of containment and/or a disruption of gas supply to our own and/or customers operations. The risk of any well, pipeline or plant equipment failure is managed through a structured, continuously ongoing maintenance and management programme. Short- and medium-term interruptions (e.g. COVID-19) are managed by means of existing contractual mechanisms. Were Sasol's Mozambique gas wells or facilities to experience a catastrophic, simultaneous, long-term outage, particularly if we were then unable to offset such outages through existing contractual gas sales agreement mechanisms, this could have a material adverse effect on our revenue, cash flows and costs.

        Our products are ultimately sold to customers around the world and this exposes us to risks related to the transportation of such products by road, rail, pipelines and/or marine vessels or the nefarious use of our products for illegitimate purposes, such as the manufacture of illicit drugs and chemical weapons, or the use of explosives for violent and criminal acts. Such activities would generally take place in the public domain exposing us to incident risks over which we have limited control.

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

Exposure related to investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial condition

        We have invested in a number of associates and joint arrangements and will consider opportunities for further upstream gas and downstream investments (including licensing opportunities), where appropriate, as well as opportunities in chemicals. The development of these projects may require investments in associates and joint arrangements, some of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of our associates and joint arrangement partners; their ability to meet their financial and/or contractual obligations; their behaviour; their compliance with legal and ethical standards; and the increasing complexity of country-specific legislation and regulations may adversely affect our reputation and/or result in disputes and/or litigation. All of these may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives.

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

We may not pay dividends or make similar payments to shareholders in the future due to various factors

        As further described under Item 8. Financial Information, the company's dividend policy takes into consideration various factors, including overall market and economic conditions, the group's financial position, capital investment plans as well as earnings growth. Whether funds are available for distribution to shareholders depends on a variety of factors, including the amount of cash available and our capital expenditures and other liquidity requirements existing at the time. Under South African law, the company will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the Companies Act of South Africa 71 of 2008, and is permitted to do so in terms of the Memorandum of Incorporation (MOI). Given these factors and our board's discretion to declare cash dividends or other similar payments, dividends may not be paid in the future.

        Given Sasol's current financial leverage and the risk of a prolonged period of economic uncertainty, the board believes that it would be prudent to continue with the suspension of dividends. This will allow us to protect our liquidity in the short term and focus on reducing leverage in order to create a firm platform to execute our strategy and drive long-term shareholder returns. In addition, in accordance with the covenant amendment agreement with lenders, Sasol will not be in a position to declare a dividend for as long as net debt to EBITDA is above 3,0 times. We expect the balance sheet to regain flexibility following the implementation of our comprehensive response plan.

We may not be able to exploit technological advances quickly and successfully or competitors may develop superior technologies

        Many of our operations, including the manufacture of synthetic fuels and petrochemical products, are dependent on the use of advanced technologies. The development, commercialisation and integration of the appropriate advanced technologies can affect, among other things, the competitiveness of our products, the continuity of our operations, our feedstock requirements and the capacity and efficiency of our production.

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

        Our ability to compete may partly depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercialising these advances irrespective of competition we face. Failure to do so could result in a material adverse effect on our business, operating results, cash flows and financial condition.

The exercise of voting rights by holders of American Depositary Receipts is limited in some circumstances

        Holders of American Depositary Receipts (ADRs) may exercise voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of our deposit agreement (Deposit Agreement) with J.P. Morgan Chase Bank N.A. (J.P. Morgan), as the depositary (Depositary). For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to J.P. Morgan in accordance with the Deposit Agreement. J.P. Morgan has undertaken in turn, as soon as practicable after receipt of our notice, to mail voting materials to holders of ADRs. These voting materials include information on the matters to be voted on as contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our MOI, to instruct J.P. Morgan as to the exercise of the voting rights pertaining to the shares underlying their respective ADSs.

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

Holders of Sasol's ordinary shares or ADSs may be subject to dilution as a result of any non-pre-emptive share issuance, and shareholders outside South Africa or ADS holders may not be able to participate in future offerings of securities (including Sasol's ordinary shares) carried out by or on behalf of Sasol

        Future share issuances by Sasol, with or without subscription rights, could (depending on how the share issuance is structured) dilute the interests of existing shareholders or require them to invest further funds to avoid such dilution.

        In the case of an equity offering with subscription rights, holders of Sasol's shares in certain jurisdictions may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. In particular, holders of Sasol's securities who are located in the United States (including those who hold ordinary shares or ADSs) may not be able to participate in securities offerings by or on behalf of Sasol unless such equity offerings are registered under the U.S. Securities Act of 1933 (the Securities Act) or exempted from registration under the Securities Act. Holders of these shares in these jurisdictions may therefore suffer dilution should they not be permitted to, or otherwise choose not to, participate in future equity offerings with subscription rights.

Sales of a large amount of Sasol's ordinary shares and ADSs could adversely affect the prevailing market price of the securities

        Historically, trading volumes and the liquidity of shares listed on the JSE have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Sasol's ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. The sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for Sasol ordinary shares or ADSs, causing their market prices to decline.

ITEM 4.    INFORMATION ON THE COMPANY

4.A History and development of the company

        Sasol Limited, the ultimate holding company of our group, is a public company. It was incorporated under the laws of South Africa in 1979 and has been listed on the JSE Limited since October 1979. Our registered office and corporate headquarters are at Sasol Place, 50 Katherine Street, Sandton, 2196, South Africa, and our telephone number is +27 10 344 5000. Our agent for service of process in the US is Puglisi & Associates, 850 Library Avenue, Suite 204, P.O. Box 885, Newark, Delaware 19715.

        The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding Sasol that we file electronically with the SEC. To find the required information please visit www.sec.gov. For further information please visit www.sasol.com. This website is not incorporated by reference in this annual report.

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

  •
  for information regarding our Business Overview, refer "Integrated Report—Implementing a sustainable Future Sasol" as contained in Exhibit 99.4;

  •
  for information regarding our Strategy, refer "Integrated Report—Pursing a more focused strategy" as contained in Exhibit 99.5; and "Integrated Report—Creating value through two distinct businesses" as contained in Exhibit 99.6;
  •
  for a description of the company's operations and principal activities refer "Integrated Report—Implementing a sustainable Future Sasol" as contained in Exhibit 99.4; "Integrated Report—Operational and Performance Summary" as contained in Exhibit 99.7; and Item 18—"Financial Statements—Segment information"; and

  •
  for a description of our principal markets, refer to Item 18—"Financial Statements—Geographic segment information", which provides information regarding the geographic location of the principal markets in which we generate our turnover, as well as of our asset base.

Seasonality

        Sales volumes of our products are generally not subject to seasonal fluctuations but tend to follow broader global industry trends and are therefore impacted by macroeconomic factors. Sasol operates globally and in many diverse markets, and accordingly, no element of seasonality is likely to be material to the results of Sasol as a whole. For further information regarding cyclicality, prices and demand, refer to "Item 3.D—Risk factors".

Raw materials

        In the Southern Africa value chain, the main feedstock components for the production of fuels and chemical products are coal obtained from Sasol Mining, natural gas obtained from Sasol Exploration and Production International and crude oil purchased from external suppliers.

        In our Chemicals business, the main feedstocks used are kerosene, benzene, ethane, ethylene, oleochemicals, slack wax and aluminium. Feedstocks are purchased externally, with the exception of a portion of ethylene which is produced at our Lake Charles facility and the Fischer-Tropsch-based feedstock used for our South African polymer, solvents, alcohol, wax, ammonia, phenolics, and co-monomer production. The pricing of most of these raw materials follow global market dynamics which relate to crude oil and energy prices.

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

  •
  liquid fuels sales to retailers and end-users and liquid fuels overland exports into other parts of Southern Africa;

  •
  piped gas sales to wholesalers and end-users in South Africa; and

  •
  electricity sales to Electricidade de Moçambique (EDM) in Mozambique.

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

        Performance Chemicals:

  •
  the majority of products are sold globally, directly to business customers, a significant percentage under annual and multi-year contracts.

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

Intellectual Capital summary	2020	2019
Number of new patents issued	130	150
Total worldwide patents held	2 400	2 500
Investment in research and development	R1 233 million	R966 million

        The Sasol Slurry Phase DistillateTM (Sasol SPDTM) process—Based on our Technology function's extensive experience in the commercial application of the Fischer-Tropsch (FT) technology, we have successfully commercialised the FT-based Sasol SPDTM process for converting natural gas into high-quality, environment-friendly GTL diesel, GTL kerosene and other liquid hydrocarbons.

        The Sasol SPDTM process integrates the following three main technologies, each of which is commercially proven. These include:

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

Key contracts

        ORYX GTL, our 49% joint venture in Qatar, purchases natural gas feedstock from Al Khaleej Gas, a joint venture between ExxonMobil Middle East Gas Marketing Limited and Qatar Petroleum, under a gas purchase agreement with a contracted minimum off-take volume. The agreement commenced in November 2005 and is valid for 25 years. The duration of the agreement may be extended by the parties on terms and conditions that are mutually agreed.

        Escravos GTL (EGTL), in which we held a 10% indirect economic interest, purchases 100% of its gas requirements for the EGTL plant from an upstream joint venture between Chevron Nigeria Limited (CNL) and Nigerian National Petroleum Corporation (NNPC). In June 2020, Sasol sold its participating interest in EGTL to CNL.

        Central Térmica de Ressano Garcia (CTRG), our 49% joint operation in Mozambique, purchases natural gas feedstock produced at our natural gas asset Pande-Temane Petroleum Production Agreement (PPA). CTRG has a gas transport agreement with the Republic of Mozambique Pipeline Investments Company (Pty) Ltd (ROMPCO) and a power purchase agreement with EDM. The agreements commenced on 27 February 2015 and are valid for 20 years.

        ROMPCO is owned by Sasol (Sasol South Africa Ltd), 50%; the South African Gas Development Company SOC Limited (iGas) a subsidiary of the Government of South African-owned Central Energy Fund (CEF), 25%; and Companhia Moçambicana de Gasoduto SA (CMG), a subsidiary of Government of Mozambique-owned ENH, 25%. ROMPCO transports natural gas from the Pande and Temane gas fields in Mozambique to markets in Mozambique and South Africa via the Mozambique-Secunda gas transmission pipeline (MSP).

        Divestment processes are underway with respect to our equity interests in ROMPCO.

        In October 2019, Sasol announced its intention to form a new explosives partnership with Enaex S.A. On 30 June 2020, Sasol concluded the transaction to sell 51% share in the business to Enaex S.A. On 1 July 2020, Enaex Africa (Pty) Ltd, in association with Sasol, officially started operating in South Africa and on the African continent. As part of the transaction, Sasol South Africa signed a 20-year product supply agreement with Enaex Africa (Pty) Ltd for Ammonium Nitrate.

        On 28 July 2020, Sasol announced that an exclusive negotiation agreement had been signed with Air Liquide for the sale of its sixteen air separation units located in Secunda. As part of the divestment transaction a long-term oxygen off-take agreement will be signed with Air Liquide.

        Refer to "Item 4.D—Property, plants and equipment—Exploration and Production International (E&PI)" for detail regarding key contracts in Gabon and Mozambique.

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

        As reported previously, the South African Revenue Service (SARS) conducted an audit over a number of years on SFI which performs an offshore treasury function for Sasol. The audit culminated in the issuance of revised assessments in respect of the 2002 to 2012 tax years and the dispute relates to the place of effective management of SFI. SFI has co-operated fully with SARS during the course of the audit relating to these assessments. The potential tax exposure is R2,5 billion (including interest and penalties as at 30 June 2020), which is disclosed as a contingent liability.

        SFI lodged an objection and appeal in the Tax Court against the revised assessments. SFI and SARS have come to a mutual agreement that the appeal and related Tax Court processes will be held in abeyance pending the outcome of the judicial review application noted below.

        In addition, Sasol has also launched a judicial review application against the SARS decision to register SFI as a South African taxpayer. Pursuant to the judicial review process, the interlocutory application by Sasol regarding the disclosure of further elements of the record of decision by SARS was heard in the High Court on 19 February 2020, and judgement was delivered in favour of SFI on 14 July 2020. Further pleadings will be exchanged between the parties once the relevant records per the interlocutory judgement are made available by SARS.

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

        A judgement by the South African Constitutional Court in 2011 confirmed the right of employees in the mining industry who contracted certain occupational diseases to claim damages from their employers. Similar cases have also been threatened against participants in the coal sector of the mining industry. As a result of the Constitutional Court judgement referred to above, Sasol Mining is currently the defendant in three separate litigation matters. The first matter was instituted by 22 claimants who allege that they have contracted coal dust related lung diseases, including pneumoconiosis, while in Sasol Mining's employment. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 1996; failed to comply with various regulations issued in terms thereof; and failed to take effective measures to reduce the exposure of mine workers to coal dust. The plaintiffs allege that all of the above increased the risk for workers to contract coal dust related lung diseases.

        The first lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. Two plaintiffs have since passed away and their claims have been withdrawn. The remaining 20 plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R67,7 million in total. Sasol Mining is defending the claims.

        Insofar as the trial has not commenced yet and a response from the plaintiffs to a request for further particulars is still being awaited, it is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision has been raised at 30 June 2020.

        In addition to the above, during 2009, certain employees in Sasol Mining were charged with participation in an unprotected sit-in, threatening and forcing others to participate in an unprotected strike and for assaulting or attempting to assault others during an unprotected strike and were subsequently dismissed. These employees are disputing their dismissal. On 19 September 2019, the Labour Court passed a judgement directing inter alia Sasol Mining to re-instate the employees and pay certain past benefits. Sasol Mining filed an application for leave to appeal the judgement on 10 October 2019. Leave to appeal was granted by the Labour Court on 12 February 2020. Once all records and pleadings are filed, the Labour Appeal Court will set a date for the appeal to be heard. No provision has been raised at 30 June 2020.

        Following certain complaints submitted to the South African Broad Based Black Economic Empowerment Commission (B-BBEE Commission) by direct and indirect shareholders in Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano) relating to Tshwarisano's 25% shareholding in Sasol Oil (Pty) Ltd (Sasol Oil), the B-BBEE Commission is investigating the compliance by Sasol Oil and other affected stakeholders with the South African B-BBEE Act, 53 of 2003 (B-BBEE Act). While certain of these investigations are still ongoing, Sasol Oil has received findings and recommendations from the B-BBEE Commission in relation to a complaint by a particular shareholder who complained about unfavourable terms and conditions of a funding arrangement concluded between the shareholder and its funders in order to fund its acquisition of shares in Tshwarisano. Sasol Oil was not a party to the funding agreement. The shareholders in question alleged that they did not derive any economic benefit from the said funding arrangement. Sasol Oil has fully co-operated with the B-BBEE Commission during all of the ongoing investigations and will continue to do so.

        In terms of the provisions of the B-BBEE Act the final findings of the B-BBEE Commission in this matter cannot be published yet. Sasol Oil has notified the B-BBEE Commission that it does not agree with the findings and that Sasol Oil will institute a legal review application in order for the High Court to overturn the findings made by the B-BBEE Commission. Sasol Oil has since instituted an application in the High Court for the B-BBEE Commission's findings to be reviewed and set aside. Due to the nature of litigation matters the outcome of the matter cannot be predicted with certainty.

        In addition, the quantum of any ultimate financial liability for Sasol Oil resulting from a possible adverse finding against Sasol Oil in this matter cannot be established at this time, this matter currently represents a general contingent liability for the company.

        We are currently engaged in a number of legal and regulatory proceedings and arbitrations in various jurisdictions, including the litigation relating to the securities class action law suit described under "Item 3.D—Risk factors—We are subject to risks associated with litigation and regulatory proceedings".

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

        More stringent minimum emission standards applicable to existing plants were required to be complied with starting on 1 April 2020. Some parts of our operating units in South Africa could not comply with these and therefore in March 2019 Sasol submitted applications for postponements on the timeframe to comply with the more stringent minimum emission standards. It is uncertain whether these further postponement applications will be granted or whether they will be challenged by third parties and if so, whether any decisions granted in respect thereof can always be successfully defended. In the case of a postponement decision being declared invalid, the consequences for Sasol may be material as operating units may be found in non-compliance with the aforementioned Air Quality Act and the associated atmospheric emission licence. Sasol needs to make substantial investment to meet minimum emissions standards requirements.

Competition law compliance

        Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programme and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications, and made, and will continue to make, disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications.

Environmental orders

        To ensure our ongoing compliance with air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes in adhering to the stricter emission standards. These extensions and associated conditions, which include stretched targets, are included in the relevant varied AELs under which we now operate. In April 2020, Sasol submitted applications for postponements on the timeframe to comply for additional point sources that were identified subsequent to the last postponement application. This application is currently with the Department of Environment, Forestry and Fishing for a decision.

        Sasol's commitment remains to re-commission the Sasolburg incinerators only if compliance with the various applicable emission limits can be sustained. Both our Sasolburg and Secunda Synfuels operations renewed their AELs during 2019. Sasol's environmental obligation accrued at 30 June 2020 was R21 790 million compared to R18 742 million at 30 June 2019. Due to uncertainties regarding future costs, the potential loss in excess of the amount accrued cannot be reasonably determined.

Regulation

        The South African government has, over the past 26 years, introduced a legislative and policy regime with the imperative of redressing historical social and economic inequalities, as stated in the Constitution of the Republic of South Africa, by way of the empowerment of historically disadvantaged South Africans (HDSAs) in the areas of ownership, management and control, employment equity, skills development, procurement, enterprise development and socioeconomic development.

        Most of our operations are based in South Africa, but we also operate in numerous other countries throughout the world. In South Africa, we operate coal mines and a number of production plants and facilities for the storage, processing and transportation of raw materials, products and wastes related to coal, oil, chemicals and gas. These facilities and the respective operations are subject to various laws and regulations that may become more stringent and may, in some cases, affect our business, operating results, cash flows and financial condition.

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

        Our most recent certification issued in November 2019 puts us at a contributor status of level 3 and represents a key milestone in our transformation efforts, with year-on-year improvements being realised across most pillars of the scorecard.

        Sasol continues to entrench transformation within the organisational culture, enhancing its commitment as a corporate citizen.

Sasol Khanyisa transaction

        Sasol implemented a new B-BBEE ownership transaction (the "Sasol Khanyisa Transaction", or "Sasol Khanyisa") in phases from March 2018, structured to comply with the revised B-BBEE legislation in South Africa when the Sasol Inzalo transaction came to an end in 2018. By implementing the Sasol Khanyisa transaction, the company sought to ensure on-going and sustainable B-BBEE ownership credentials.

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

        The accounting recognition and measurement principles applied to the Sasol Khanyisa transaction are the same as those applied to the Sasol Inzalo transaction, as the substance of both transactions was the same. Based on the underlying assumptions made by Sasol, the total IFRS 2 charge associated with Sasol Khanyisa is R6,5 billion over the life of the transaction, of which R1 068 million was recognised in 2020 (2019—R952 million).

        With the implementation of Sasol Khanyisa, approximately 18,4% of SSA is in direct black ownership, which, together with black ownership at Sasol Group level, translates into at least 25% black ownership credentials at SSA level (for purposes of measuring black ownership credentials under the current B-BBEE legislation).

        Refer to "Item 18—Financial Statements—Note 38—Share-based payment reserve" for further information.

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

        In recent developments, the Minerals Council of South Africa filed an application for a judicial review of the gazetted Mining Charter, citing problems with certain clauses and the fact that past deals were not sufficiently recognised, for which the legal process is still ongoing.

        We are considering the revised Mining Charter and will make representations to the Department of Mineral Resources and Energy if necessary.

The Mineral and Petroleum Resources Development Amendment Bill

        The South African Minister of Mineral Resources and Energy withdrew the Mineral and Petroleum Resources Development Amendment Bill (the MPRDA Bill) from Parliament and separated oil and gas matters from mining. The draft upstream Petroleum Resources Bill was published in the Government Gazette on 24 December 2019 and Sasol commented directly to the Department of Minerals and Energy and via the relevant business association. Due to the impact of COVID-19, further consultation processes were delayed and the legislative process is still ongoing.

        The MPRDA Bill, now with a mining focus, contains certain provisions that may have a material negative effect on the mining industry. These include elevating the Codes of Good Practice for the South African Minerals Industry, the Housing and Living Conditions Standards for the Mineral Industry and the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry to the status of legislation without such documents having followed the normal route to create legislation. Another potential negative material effect on the mining industry is linked to the obligation for mining companies to sell a certain percentage of their production to local beneficiaries at a so-called "mine gate price" which will most likely be lower than the price at which the producer can sell the minerals in the open market.

The Liquid Fuels Charter

        The Liquid Fuels Charter (LFC) for the South African Petroleum and Liquid Fuels Industry on Empowering HDSAs in the Petroleum and Liquid Fuels Industry requires liquid fuels companies, including Sasol Oil, to ensure that HDSAs hold at least 25% equity ownership in the South African entity holding their operating assets by the end of a period of 10 years from the date of the signing of the Charter.

        In order to meet this equity ownership objective, Sasol Limited entered into a B-BBEE transaction with an HDSA-owned company, Tshwarisano, in terms of which Sasol disposed of 25% of its shareholding in Sasol Oil to Tshwarisano. With effect from 1 July 2006, Sasol Oil met the 25% BEE ownership target, with Tshwarisano holding 25% of the shares in Sasol Oil in line with the Charter.

        Tshwarisano's shareholding is fully unencumbered after it settled the last of its debt relating to its equity shareholding in February 2016.

        The Department of Mineral Resources and Energy in concurrence with the Department of Trade and Industry initiated a process to establish a Sector Charter (Petroleum and Liquid Fuels Sector Charter) to supersede the LFC in terms of section 12 of the B-BBEE Act. The outcome or potential effect of this process on Sasol cannot be assessed at this time.

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

        In respect of the Secunda mining complex in Mpumalanga, Sasol Mining has four mining rights situated within the Bethal, Secunda, Highveld Ridge, Balfour and Standerton magisterial districts. These mining rights are valid for periods between 20 and 30 years. Sasol is the holder of various mining rights. The Secunda complex mining right is valid until 28 March 2040. The Block IV and Alexander Block mining rights are also situated in the Secunda area and are valid until 27 August 2037 and 21 January 2048 respectively. The Sasolburg mining right is valid until 28 March 2040.

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

        Apart from South Africa's international commitments, the country's climate change mitigation regulation is still being developed. Sasol continues to engage with the government on the development of the Climate Change Bill as well as the imposition of mandatory carbon budgets. Sasol's engagement focuses on the need for alignment of mitigation instruments in an effort to create long-term policy certainty. Although not mandatory, Sasol is participating in the first phase of the carbon budget process and has received and agreed to the carbon budget allocated to it, which is in place until the end of calendar year 2020. The National GHG Emission Reporting Regulations and the National Pollution Prevention Plan Regulations were promulgated in April and June 2017 respectively. Sasol has accordingly submitted its GHG data and its pollution prevention plans have been approved. The Carbon Tax Act No 15 of 2019 was signed into law in May 2019 and came into effect on 1 June 2019.

        For information regarding our challenges associated with these regulatory requirements refer to "Item 3.D—Risk factors".

Germany and Italy

        In Germany and Italy, we operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and waste. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment, and non-compliance with these regulations could lead to a material adverse impact on Sasol's ability to operate in these countries.

Hazardous substances

        Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Act, and related ordinances on the Prohibition of Certain Chemicals and Hazardous Incidents. All hazardous substances are subject to the requirements of the EU REACH Regulation, including requirements for registration and notification obligation before these substances can be brought onto the market. Hazardous substances and mixtures must be classified, labelled and packed in accordance with the EU classification, labelling and packaging regulation. Further regulations prohibiting and limiting manufacture, marketing and use also apply.

United States

        In the US, we operate a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. Sasol's

US operations and growth projects are subject to numerous laws, regulations and ordinances relating to safety, health and the protection of the environment, and non-compliance with these regulations could lead to a material adverse impact on Sasol's ability to operate in the United States. Regulation relating to climate change in the US at the federal level is currently uncertain given the US political environment, but climate change policy continues to be developed at the state level, and to some extent, through the judicial system. The current administration has not materially diminished environmental regulation and enforcement, particularly with respect to air quality. Our operations in the US remain regulated at the federal, state, and local level relating to health, safety, environment, and community impact. In the US, we anticipate continuing to respond in part to the regulatory environment through existing systems and control technology as well as through efficiency and control technology reviews and improvement opportunities where appropriate, in order to minimise the impact of the current and future regulations on our US operations.

        Hazardous substances are, in particular, regulated by a standard that incorporates the requirements of the Globally Harmonised System for classification and labelling of chemicals into occupational health and safety legislations. Chemical manufacturers and importers are required to evaluate the hazards of the chemicals they produce or import and prepare labels and safety data sheets to convey the hazard information to their downstream customers.

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

        The Petroleum Act (Law 21/2014, of 18 August) and the Petroleum Operations Regulations (Decree 34/2015, of 31 December, as amended by Decree 48/2018 of 8 August) require holders of exploration and production rights to conduct petroleum operations in compliance with environmental and other applicable legislation. The law makes provision for compensation to be paid under general legislation by the holder of a right to conduct petroleum operations to persons whose assets are damaged. The law establishes strict liability for the holder of the right who causes environmental damage or pollution. The strict liability requirement for environmental damage or pollution could have a material adverse effect on our operations in Mozambique.

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

        The Economic and Monetary Community of Central Africa, known as CEMAC and which includes Gabon, has issued Foreign Exchange Regulation No. 02/18-CEMAC-UMAC which came into effect on 1 September 2019. This regulation allows the CEMAC Central Bank (BEAC) to take measures to restore reserves in foreign exchange currency including restrictions on foreign currency bank accounts in and outside CEMAC and limits a company's ability to enter into loans, import / export services and assets and make investments. Fines for breach are extremely severe being up to 50% of the company's assets. BEAC has issued a moratorium on the regulation until 31 December 2020. The moratorium is documented in Circular Letter No. 024/GVR/2019. Along with other companies active in the region, we continue to engage with BEAC and the IMF to seek an exemption for the oil and gas industry.

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

        Sasol South Africa Limited, a subsidiary of Sasol and a company incorporated in South Africa, primarily holds our operations located in South Africa. A number of other subsidiaries incorporated in South Africa, including Sasol Oil (Pty) Ltd, Sasol Mining Holdings (Pty) Ltd, Sasol Gas (Pty) Ltd, Sasol Middle East and India (Pty) Ltd and Sasol Africa (Pty) Ltd, also hold our interests in operations in South Africa, other parts of Africa and the Middle East. Sasol Financing Limited, responsible for the management of cash resources and investments, is wholly owned and incorporated in South Africa.

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

4.D Property, plants and equipment

        Refer to "Item 18—Financial Statements—Note 20 Property, plant and equipment" for further information regarding our property, plant and equipment.

Mining

Coal mining facilities

        Our main coal mining facilities are located at the Secunda Mining Complex, which consists of underground collieries (Bosjesspruit; Impumelelo; Shondoni; Syferfontein; and Twistdraai Thubelisha) and the Sigma complex consisting of the Mooikraal colliery near Sasolburg.

        For detail regarding the cost of the assets in our coal mining facilities, refer to the segmental information contained in "Item 18—Financial Statements—Note 20 Property, plant and equipment".

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

        Mining operates six mines for the supply of coal to the Secunda Synfuels Operations, Sasolburg Operations (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

				Production (Mt)(3)
			Nominated capacity per year (Mt)(2)
Colliery	Location	Market		2020	2019	2018
Bosjesspruit	Secunda	Secunda Synfuels Operations	5,6	5,3	4,9	5,7
Brandspruit(5)	Secunda	Secunda Synfuels Operations	—	—	0,5	2,3
Impumelelo(5)	Secunda	Secunda Synfuels Operations	6,6	6,2	4,8	3,2
Shondoni	Secunda	Secunda Synfuels Operations	7,7	7,5	7,1	6,9
Syferfontein	Secunda	Secunda Synfuels Operations	10,9	9,1	10,1	10,5
Twistdraai Thubelisha	Secunda	Export/Secunda Synfuels Operations(1)	9,7	7,5	8,7	8,8
Sigma : Mooikraal	Sasolburg	Sasolburg Operations	1,6	1,2	1,4	1,4

				36,8	37,5	38,8

Production tons per continuous miner (mining production machine) per shift including off-shift production(4) (t/cm/shift)				1 148	1 191	1 161

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

Processing operations

        Coal export business—Secunda operations.    We started the coal export business in August 1996. Run of mine coal is sourced from Twistdraai Thubelisha Colliery (nominated capacity 9,7 Million tons (Mt)). The export beneficiation plant has a design throughput total capacity of 10,5 Mt per annum. In 2020, we produced 7,5 Mt from Twistdraai Thubelisha Colliery; of which we beneficiated 5,5 Mt, and 2,0 Mt was bypassed to Sasol Coal Supply.

        The run of mine (ROM) coal is transported via an overland conveyor belt to the export beneficiation plant from the Twistdraai Thubelisha Colliery. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

        Mining has a 4,2% shareholding in RBCT, which corresponds to the existing entitlement of 3,6 Mt per year. Actual export volumes for 2020 were 2,0 Mt. For the foreseeable future, we anticipate exports of approximately 3,3 Mt per year.

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

  •
  to keep mine bunkers empty;

  •
  to keep the Secunda Synfuels Operations bunkers full of a product that conforms to customer requirements;

  •
  to maintain a buffer stockpile to ensure even supply; and

  •
  to perform a reconciliation of business with regard to quantity and quality.

        The daily coal supply to Secunda Synfuels Operations is approximately 110 000 tons.

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

General stratigraphy

        The principal coal horizon, the Number 4 Lower Coal Seam, provides some 91,67% (2019—91,81%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

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

  •
  the inherent ash content (air dried basis) is an average 27,07%, which is in line with the coal qualities supplied during the past 30 years to Secunda Synfuels Operations;

  •
  the volatile matter content is tightly clustered around a mean of 22,7% (air dried); and

  •
  the total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,03% of the total mass of the coal.

        The other potential coal seam is:

  •
  the Number 2 Coal Seam at Shondoni colliery and Impumelelo colliery, which has been included in our reserve base.

Reserve estimation (remaining reserves at 31 March 2020)

        We have approximately 4,0 billion tons (Bt) (2019—4,0 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,3 Bt (2019—1,3 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 that follows. Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda Synfuels Operations and the majority of the Twistdraai Thubelisha reserves which will be exported. The reserve disclosure in this section includes Mining's total coal resources and reserves available for mining operations in Secunda. These reserves have not been adjusted for the synthetic oil reserves reported in the supplemental oil and gas information. The different reserve areas are depicted on the map on page M-1, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2020, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Gross in situ coal resource(2) (Mt)(5)	Geological discount (Mt)(5)	Mine layout losses (Mt)(5)	Extraction rate (%)	Recoverable reserves(3) (Mt)(5)	Beneficiated yield(4) (%)	Proved/ probable
Shondoni colliery, number 4 seam	586	81	127	47	194	100	Proved
Shondoni colliery, number 2 seam	61	12	6	41	19	100	Probable
Bosjesspruit colliery	205	13	92	49	64	100	Proved
Bosjesspruit colliery	71	3	25	45	33	100	Probable
Syferfontein colliery	409	64	75	48	152	100	Proved
Alexander Block	498	100	74	46	107	100	Proved
Alexander Block	—	—	—	—	16	100	Probable
Twistdraai Thubelisha colliery	594	112	60	56	246	P34,S37	Proved
Impumelelo, Block 2, number 4 seam	614	80	114	50	205	100	Proved
Impumelelo, Block 2, number 2 seam	356	53	164	40	44	100	Probable
Block 2 South, number 4 seam	363	98	48	54	123	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	58	52	100	Probable

Total Secunda area	4 032				1 300

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

(4)
The P% of P34 refers to the export product yield from the recoverable coal reserve and the S% of S37 refers to secondary product yield, which will be supplied to the Secunda Synfuels Operations. The balance of this is discard material.

(5)
Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

Table 2.

Coal qualities, on an air dry basis, in respective coal reserve areas, where Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (air dry) basis MJ/kg	Sulphur (air dry basis)
Shondoni colliery	Wet	4,3	n/a	Assigned	Steam	20,9	0,9
Bosjesspruit colliery	Wet	4,0	n/a	Assigned	Steam	20,6	1,1
Syferfontein colliery	Wet	5,1	n/a	Assigned	Steam	21,8	0,8
Twistdraai Thubelisha colliery	Wet	4,5	n/a	Assigned	Steam	19,0	1,1
Impumelelo, Block 2, number 4 seam	Wet	3,8	n/a	Assigned	Steam	19,8	1,3
Impumelelo, Block 2, number 2 seam	Wet	3,8	n/a	Assigned	Steam	20,3	0,7
Alexander Block	Wet	4,8	n/a	Unassigned	Steam	21,5	0,8
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

Reserve area	Wet/dry tons	Average Inherent Moisture Content (%)	Average Superficial Moisture Content (%)	Assigned/ unassigned	Steam/ metallurgical coal	Heat Value (as received) basis MJ/kg	Sulphur (as received basis)
Shondoni colliery	Wet	4,2	4,5	Assigned	Steam	19,3	0,9
Bosjesspruit colliery	Wet	3,9	4,0	Assigned	Steam	18,0	1,0
Syferfontein colliery	Wet	5,1	4,2	Assigned	Steam	20,8	0,8
Twistdraai Thubelisha colliery	Wet	4,4	4,3	Assigned	Steam	19,5	1,0
Impumelelo, Block 2, number 4 seam	Wet	3,7	3,5	Assigned	Steam	18,6	1,2
Impumelelo, Block 2, number 2 seam	Wet	3,7	3,5	Assigned	Steam	19,1	0,7
Alexander Block	Wet	4,8	4,1	Unassigned	Steam	20,2	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,0	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,2	0,7
Block 3 South	Wet	3,4	3,6	Unassigned	Steam	21,8	0,7

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

        In the narrative sections below, unless stated otherwise, all quantitative statements refer to gross figures. The tabular information which follows the narrative provides:

  •
  total gross and net developed and undeveloped acreage of our natural oil and gas assets and exploration licences by geographic area, at 30 June 2020;

  •
  the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled, at 30 June 2020;

  •
  capitalised natural oil and gas exploratory well costs at the end of the last three years and information about the continued capitalisation of natural oil and gas exploratory well costs, at 30 June 2020;

  •
  details about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells, at 30 June 2020; and

  •
  average sales prices and production costs, of natural oil and gas, for the last three years.

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

        The maps on page M-2 to M-3 show E&PI's global footprint and the location of our assets and exploration licences.

Mozambique

Licence terms

  Development and production

        In Mozambique, we have interests in two onshore assets, one of which is producing with proved reserves. The other asset consists of two areas under development and other reservoirs that are being assessed for commerciality.

        The producing asset is the Pande-Temane Petroleum Production Agreement (PPA) licence (302,2 thousand developed net acres). Our subsidiary Sasol Petroleum Temane Limitada (SPT), the operator, holds a 70% working interest in the PPA. The PPA expires in 2034 and carries two possible five-year extensions. There is no requirement to relinquish any acreage until the expiry of the PPA.

        The other asset is the Pande Temane Production Sharing Agreement (PSA) licence (442,8 thousand undeveloped net acres). Our subsidiary Sasol Petroleum Mozambique Limitada (SPM), the operator, holds a 100% working interest. Under the terms of the current PSA licence, Empresa Nacional de Hidrocarbonetos EP (ENH) as the licence holder is entitled to a profit share of production.

        The PSA development areas covered by development and production periods until 2041 for the oil development (125,9 thousand undeveloped net acres) and 2046 for the gas development (157,3 thousand undeveloped net acres), are being developed in accordance with the Phase 1 field development plan approved by the Mozambican authorities in January 2016. The remaining PSA Pande area (159,6 thousand undeveloped net acres) is covered by a commercial assessment period (CAP) enduring for an initial period of five years with an option for up to two renewals of three years each. The initial period expired in February 2018 and an extension has been agreed for an additional three years. In March 2020, a revised FDP was submitted to the Government of Mozambique which details a revised development scope and plan for the Inhassoro, Temane and Pande fields within the PSA licence. Government approval of the revised FDP is pending.

  Exploration

        We have interests in one offshore exploration licence, Angoche A5-A (non-operated) and one operated onshore licence PT5-C.

        For the offshore shallow water Block 16 & 19, a notification was issued by Sasol to the Ministry of Minerals and Energy (MIREME) to relinquish the licence in its entirety back to the Government of Mozambique, with an effective date of July 2020.

        The onshore block PT5-C in the Pande Temane Area covers 521,0 thousand undeveloped net acres. The licence was transferred on 1 September 2019 from SPMEL to Sasol Mozambique PT5-C (SMPT5-C). SMPT5-C holds a 70% working interest, as operator, and ENH holds a 30% interest, carried through the exploration period.

        The offshore block A5-A in the offshore Angoche Area covers 323,4 thousand undeveloped net acres. The licence was transferred on 1 September 2019 from SPMEL to Sasol Mozambique A5-A (SMA5-A). SMA5-A holds a 25,5% working interest in the licence which is operated by Eni Mozambico S.p.A. ENH holds a 15% interest, carried through the exploration period.

Activities

        Present activities in the Pande-Temane PPA asset include projects for infill drilling and well workovers to repair some existing Pande & Temane producers. Phase three low pressure compression at the CPF, necessary to maintain production as the reservoirs deplete and in accordance with the approved FDP, was brought into operation in October 2019. Two wells were plugged and abandoned during the year, with further plugging and abandonment planned for 2021.

        In the PSA development areas in Inhassoro and Temane (Phase 1 of the PSA Development), nine wells were drilled and completed in 2017 and 2018, in accordance with the drilling programme in the approved FDP. A revision to the FDP encompassing an integrated oil, gas and LPG development for the whole licence area was submitted in March 2020.

        The development of the PSA Pande field has been incorporated in the revised FDP.

Capitalised exploratory well costs

        At 30 June 2020, there were no exploratory wells costs capitalised in the Pande-Temane PPA asset or in the A5-A and PT5-C licences.

        In the PSA Pande area, exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling, amounting to US$32,9 million net to Sasol; these costs relate to the exploration drilling activities conducted and completed in 2008, and the follow-up activities which continued from 2017.

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

        The PPA has a total of 26 producer wells and at 30 June 2020, there were 18 producing wells, up from 17 producing wells in the prior year. The remaining eight producer wells are shut-in or suspended due to integrity issues, water encroachment or deliverability. For the wells with integrity issues, one has been plugged and abandoned with another three due to be plugged and abandoned in 2021 and 2022. Two wells are due to be worked over in 2021 and the remaining wells will remain shut-in.

Delivery commitments

        Gas produced from the Pande-Temane PPA asset, other than royalty gas provided to the Mozambican government, is supplied in accordance with long-term gas sales agreements (GSAs). The gas produced in accordance with GSA1, signed on 27 December 2002 (25 years contract term from 1 April 2004), and GSA2, signed on 10 December 2008 (20 years contract term from 1 January 2010), is sold internally for use as part of the feedstock for our chemical and synthetic fuel operations and to the external market in South Africa, with a maximum daily quantity equivalent to 132 PJ/a (119,75 bscf/a) and 27 PJ/a (24,49 bscf/a) for GSA1 and GSA2 respectively. There are four offtakers under the GSA3, which are 20-year contracts that supply gas to the Mozambique market. These satisfy a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas Company S.A from 1 July 2014 for 8 PJ/a (7,26 bscf/a), ENH-Kogas from 1 March 2013 for 6 PJ/a (5,44 bscf/a), Central Termica de Ressano Garcia S.A. from end-February 2015 for 11 PJ/a (9,98 bscf/a) and ENH effective from 1 June 2015 for 2PJ/a (1,81 bscf/a).

        Infill drilling projects which will convert proved undeveloped reserves into proved developed reserves in order to meet near-term delivery commitments are underway. Production is expected to commence declining in 2024, when it will no longer be possible to fully supply at currently contracted rates. Technical and commercial options are currently being considered to address this issue.

        PPA condensate is currently sold to Petróleos de Moçambique, S.A. (Petromoc), which transports the condensate by truck from the CPF for export. The commercial agreement is effective from 1 July 2019 for a two-year period.

Proved reserves (all quantities are net to Sasol)

        Our Mozambique proved reserves are contained in the Pande-Temane PPA asset. These represent the net economic interest volumes that are attributable to Sasol after the deduction of petroleum production tax. The primary sales product for the PPA is natural gas, with minor amounts of associated liquid hydrocarbons.

Changes to proved reserves

        There was a reduction of 145,5 billion cubic feet in proved gas reserves due to production and revision of previous estimates.

Changes to proved developed reserves

        Proved developed gas reserves reduced by 28,4 billion cubic feet to 721,6 billion cubic feet. The reduction was due to production of 112,4 billion cubic feet and a downward revision of the previous estimate by 81,5 billion cubic feet, partially offset by 165,5 billion cubic feet converted from proved undeveloped reserves.

Proved undeveloped reserves converted to proved developed reserves

        There were 165,5 billion cubic feet converted from proved undeveloped to proved developed reserves during 2020.

Changes to proved undeveloped reserves

        Proved undeveloped gas reserves decreased by 117,1 billion cubic feet to 78,9 billion cubic feet. The reduction was due to conversion of 165,5 billion to proved developed reserves, partially offset by upward revision of the previous estimate by 48,4 billion cubic feet.

Proved undeveloped reserves remaining undeveloped

        Proved undeveloped gas reserves, presently estimated to be 78,9 billion cubic feet, have remained undeveloped in the Pande-Temane PPA asset for the last fourteen years. The total proved volume (developed plus undeveloped) represents gas that will be recovered as part of the approved field development plan and which is required to satisfy existing gas sales agreements. In order to optimise the timing of the capital expenditure required to convert undeveloped reserves to developed reserves, E&PI regularly studies production performance and reviews its plan for installation of additional compression and wells. Phase three compression was brought into operation in October 2019. This will be followed by additional infill well drilling.

Rest of Africa (outside Mozambique)

Licence terms

Gabon

  Development and production

        In Gabon, our subsidiary Sasol Gabon S.A. holds a 27,75% working interest in the Etame Marin Permit (EMP) asset, which is a producing asset with proved reserves. VAALCO Gabon S.A. is the operator of the asset, under the terms of the EMP exploration and production sharing contract. The EMP contract area comprises three Exclusive Exploitation Authorisations (EEAs):

  •
  Ebouri EEA: 1,0 thousand developed net acres;

  •
  Etame EEA: 6,5 thousand developed net acres; and

  •
  Avouma EEA: 5,3 thousand developed net acres.

        All EEAs were renewed from September 2018 with a duration of 10 years and include two five-year optional extensions.

  Exploration

        Our subsidiary Sasol Gabon S.A. holds a 40% working interest in the DE 8 permit offshore Gabon (245,7 thousand undeveloped net acres) operated by Parenco Oil & Gas Gabon S.A. In July 2018, the Government granted its approval for the joint venture to enter the third exploration period of the licence, which expires in June 2021 and includes one commitment well.

South Africa

        In South Africa, we have an interest in one exploration licence.

        Our subsidiary Sasol Africa (Pty) Ltd holds a 60% working interest (9 740,3 thousand undeveloped net acres) in the ER236 licence, offshore in the Durban Basin, which is operated by Eni South Africa BV. In April 2019, the operator submitted an application for the second renewal exploration period, which has a mandatory relinquishment of 15% (1 457,2 thousand undeveloped net acres affected). The application submitted to the

Petroleum Agency SA (PASA) is pending approval.

Activities

Gabon

  Development and production

        A drilling programme was executed in 2020. Three development wells ("H" wells) and two appraisal wellbores ("P" wells) were drilled successfully. The campaign increased gross production from 12 000 barrels of oil per day to 20 000 barrels of oil per day. The wells drilled were:

  •
  ET-9P appraisal wellbore targeting the Etame main block;

  •
  ET-9H, infill development well in Etame main block;

  •
  ET-11H, infill development well in Etame main block;

  •
  ETSEM-4P, appraisal well to target the South East Etame; and

  •
  ETSEM-4H, development well to produce the South East Etame.

        Work is in progress on a major field redevelopment programme currently progressing to end select phase. This is a programme of projects designed to develop additional resources, accommodate reservoir souring and extend the floating production, storage and off-loading vessel (FPSO) contract.

  Exploration

        Geological and geophysical studies are underway for DE8, focused on reviewing the current inventory of leads and prospects to rank and identify the best prospect to drill by 2021.

South Africa

  Exploration

        An environmental impact assessment for future potential drilling activities in the block was submitted to PASA for approval in 2019, with final authorisation pending.

Capitalised exploratory well costs

        There were no exploratory well costs capitalised in Africa outside Mozambique.

Facilities and productive wells

        In Gabon, oil is produced from the EMP asset facilities which comprise four wellhead platforms, subsea flowlines and a FPSO located some 35 kilometres offshore southern Gabon. Oil from the Etame, Avouma and Ebouri EEAs, managed as a single operational field, is produced by means of a combination of subsea and platform wells, which are connected by pipelines to the FPSO. The FPSO is contracted from and operated by Tinworth Pte. Limited. The contract ends in September 2021, with a one-year extension at the option of the operator. The processed oil is stored in tanks on the FPSO prior to export by shipping tanker.

        At 30 June 2020, there were 13 productive wells from the EMP.

Delivery commitments

        The oil produced from the Gabon EMP asset is marketed internationally on the open market and sold under a short-term crude oil sale and purchase agreement (COSPA) that is renewed periodically. The COSPA was re-tendered at the end of 2019 (for the contract period commencing February 2020) and ExxonMobil Sales and Supply LLC was the successful buyer. The current COSPA will expire on 31 January 2021 and is expected to be further extended or re-contracted as required on terms not dissimilar to the current contract.

Proved reserves (all quantities are net to Sasol)

        Our rest of Africa proved reserves are contained in the EMP asset, Gabon. These represent the net economic interest volumes attributable to Sasol after application of the licence terms, including the deduction of royalty. The primary sales product is oil, all gas produced is consumed in operations or flared.

Changes to proved reserves

        There was a reduction of 0,1 million barrels in proved oil reserves as a result of production almost completely offset by improved recovery.

Changes to proved developed reserves

        Proved developed reserves increased by 0,1 million barrels to 1,9 million barrels. Production of 1,3 million barrels were offset by a conversion from proved undeveloped to proved developed (0,2 million barrels) and improved recovery (1,2 million barrels).

Proved undeveloped reserves converted to proved developed reserves

        There were 0,2 million barrels converted from proved undeveloped to proved developed reserves.

Changes to proved undeveloped reserves

        There was a decrease of 0,2 million barrels to proved undeveloped reserves following completion of the 2020 drilling programme.

Proved undeveloped reserves remaining undeveloped

        There were no proved undeveloped reserves at 30 June 2020.

North America

Licence terms

Canada

        In Canada, our subsidiary Sasol Canada Exploration and Production Limited Partnership (SCEP LP), holds a 50% working interest in the Farrell Creek and Cypress A asset located in British Columbia, which is a producing asset with proved reserves. The asset is operated by Petronas Energy Canada Ltd (PECL).

        As at 30 June 2020 Farrell Creek comprised 31 licences and leases and Cypress A comprised 19 licences and leases. The Farrell Creek and Cypress A asset covers an area of 18,2 thousand developed net acres and 35,5 thousand undeveloped net acres. Acreage retention and the conversion of licences to leases is enabled by drilling commitments, the provincial government's prescribed lease selection and validation process and licence extension applications.

Activities

Canada

        During 2020, completion of three wells was executed as planned.

Capitalised exploratory well costs

Canada

        At 30 June 2020, there were no exploratory well costs capitalised in Canada.

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

        At 30 June 2020, there were 160 productive wells.

Delivery commitments

        We currently do not have any delivery commitments with customers in Canada. The marketing and sale of natural gas, and the small amount of petroleum liquids, from the Farrell Creek and Cypress A assets is managed on a short-term basis as part of operations.

        Natural gas from the Farrell Creek and Cypress A asset is sold into the Western Canada market at two sales hubs. Pricing at each hub is based on the daily realised spot market prices less transportation and marketing fees. Natural gas is delivered to the sales hubs through long-term transportation contracts expiring between 2021 and 2033.

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

Changes to proved reserves

        There was an increase of 15,5 billion cubic feet in proved gas reserves.

Changes to proved developed reserves

        Proved developed gas reserves increased by 18,7 billion cubic feet to 56,9 billion cubic feet. The upward revision was largely due to the change in treatment of overhead cost and conversion of proved undeveloped reserves, partially offset by production of 15,0 billion cubic feet.

Proved undeveloped reserves converted to proved developed reserves

        There were 3,2 million cubic feet converted from proved undeveloped to proved developed reserves.

Changes to proved undeveloped reserves

        Proved undeveloped reserves decreased by 3,2 billion cubic feet following execution of the well completion programme.

Proved undeveloped reserves remaining undeveloped

        There were no proved undeveloped reserves at 30 June 2020.

Australasia

Licence terms

        We no longer have interests in the Australasian region.

Tabular natural oil and gas information

Developed and undeveloped acreage

        The table below provides total gross and net developed and undeveloped acreage for our natural oil and gas assets by geographic area at 30 June 2020.

Natural oil and gas acreage concentrations at 30 June 2020(3)	Mozambique(1)	Rest of Africa(2)	North America(1)(2)	Total
	thousand acres
Developed acreage
Gross	431,7	46,1	36,4	514,2
Net	302,2	12,8	18,2	333,2
Undeveloped acreage
Gross	2 455,3	16 848,1	71,0	19 374,4
Net	1 287,2	9 986,0	35,5	11 308,7

(1)
Certain licences in Mozambique and North America overlap as they relate to specific stratigraphic horizons.

(2)
Rest of Africa comprises Gabon and South Africa, North America comprises Canada.

(3)
The table does not include acreage information (neither net nor gross) pertaining to: licences from which Sasol is in a formal process of withdrawing; licence areas proposed for relinquishment owing to local regulations; or new blocks Sasol is in a process of acquiring. See the map on page M-2 to M-3 for a representation of the affected areas.

Drilling activities

        The table below provides the number of net wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2020.

Number of wells(2) drilled for the year ended 30 June	Mozambique	Rest of Africa(1)	North America(1)	Total
2018
Net extension wells(5)—productive(2)	3,0	—	—	3,0
Net development wells—productive(2)	0,7	—	0,5	1,2
Net stratigraphic test wells—exploratory type(3)	—	0,4	—	0,4
Net stratigraphic test wells—development type(3)	2,0	—	—	2,0
2019
Net development wells—dry(2)	—	—	0,5	0,5
2020
Net exploratory wells—dry(2)	—	—	—	—
Net exploratory wells—productive(2)	—	—	—	—
Net extension wells(5)—productive(2)	—	—	—	—
Net extension wells(5)—dry	—	—	—	—
Net development wells—productive(2)	—	0,8	1,5	2,3
Net development wells—dry(2)	—	—	—	—
Net stratigraphic test wells—exploratory type(3)	—	—	—	—
Net stratigraphic test wells—development type(3)	—	0,6	—	0,6
As at 30 June 2020
Wells being drilled—gross(4)	—	—	—	—
Wells being drilled—net(4)	—	—	—	—

(1)
Rest of Africa comprises Gabon and South Africa, North America comprises Canada.
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

	2020	2019	2018
	(Rand in millions)
Capitalised Exploratory Well Costs
Balance at beginning of year	375,4	354,9	290,3
Additions for the year	46,7	54,5	443,3
Costs incurred(1)	(20,1)	31,8	574,0
Asset retirement obligation adjustments	66,8	22,7	(130,7)
Charged to expense for the year	44,9	(34,1)	(346,3)
Farm down proceeds	—	—	—
Exiting of licences	—	—	—
Costs reclassified to Capital Work in Progress	—	—	—
Translation of foreign entities	(2,2)	0,1	(32,4)

Balance at end of year	464,8	375,4	354,9

Capitalised Exploratory Well costs Ageing at 30 June 2020	Mozambique		Total
	(Rand in millions)
1 to 5 years	317,0		317,0
over 5 years	58,2		58,2
Number of projects	1	(2)	1

(1)
Including actualisation of exploratory well cost written off in the previous years.

(2)
Project activities for the Pande-Temane PSA Pande area are described above, under Mozambique—Activities.

Oil and gas production facilities and productive wells

        We operate production facilities in Mozambique and have non-operated interests in producing assets in Canada and Gabon.

        The table below provides the production capacity at 30 June 2020.

Plant Description	Location	Design Capacity
Central Processing Facility	Pande-Temane PPA, Mozambique	491 MMscf/day gas
Floating, Production, Storage and Offloading facility	Etame Marin Permit, Gabon	25 000 bpd oil
Processing Facilities	Farrell Creek, Canada	320 MMscf/day gas

        The table below provides the number of productive oil and gas wells at 30 June 2020. A productive well is a producing well or a well that is mechanically capable of production.

Number of productive wells 30 June 2020	Mozambique	Rest of Africa(1)	North America(1)	Total
Productive oil wells
Gross	—	13,0	—	13,0
Net	—	3,6	—	3,6
Productive gas wells
Gross	18,0	—	160,0	178,0
Net	12,6	—	80,0	92,6

(1)
Rest of Africa comprises Gabon, North America comprises Canada.

Sales prices and production costs

        The table below summarises the average sales prices for natural gas and petroleum liquids produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sale prices and production costs for the year ended 30 June	Mozambique	Rest of Africa(2)	North America(2)
	(Rand per unit)
2018
Average sales prices
Natural gas, per thousand standard cubic feet	24,8	—	12,8
Natural liquids, per barrel	337,9	822,8	492,6
Average production cost(1)
Natural gas, per thousand standard cubic feet	5,0	—	9,8
Natural liquids, per barrel	—	486,4	—
2019
Average sales prices
Natural gas, per thousand standard cubic feet	32,6	—	13,0
Natural liquids, per barrel	514,6	977,7	517,4
Average production cost(1)
Natural gas, per thousand standard cubic feet	6,3	—	11,1
Natural liquids, per barrel	—	458,6	—
2020
Average sales prices
Natural gas, per thousand standard cubic feet	33,9	—	17,3
Natural liquids, per barrel	370,5	756,2	427,7
Average production cost(1)
Natural gas, per thousand standard cubic feet	6,1	—	20,9
Natural liquids, per barrel	—	426,9	—

(1)
Average production costs per unit of production are calculated according to the primary sales product.

(2)
Rest of Africa comprises Gabon, North America comprises Canada.

Energy—Plants and facilities

Our facilities in South Africa

        Our main manufacturing facilities are located at Secunda Synfuels Operations. Additionally, the Natref refinery, based in Sasolburg, is approximately 2,0 km2.

Our interests in facilities in Qatar

        ORYX GTL is a gas-to-liquids plant, located at Ras Laffan Industrial City, situated along the northeast coast of Qatar.

Our interests in facilities in Nigeria

        EGTL is a gas-to-liquids plant, located at Escravos in the Delta state, part of the Niger Delta region, situated on the South East of Nigeria. We sold our participating interest in EGTL to CNL in June 2020.

Our interests in facilities in Mozambique

        CTRG is a power generation facility, located at Ressano Garcia. Divestment processes are underway with respect to our equity interest in the CTRG gas-fired power plant in Mozambique.

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

        The size of Sasol's total Secunda property is approximately 83 km2 with operating plants accounting for 9 km2. This forms the base for the main manufacturing facilities for Energy, Base and Performance Chemicals.

        The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown.

	2020	2019	2018
Average sales price per barrel (rand per unit)	793,55	966,64	800,07
Average production cost per barrel (rand per unit)	644,74	579,90	484,53
Production (millions of barrels)	36,5	41,2	42,7

Supplemental oil and gas information

        Supplemental oil and gas information: See "Item 18—Financial Statements—Supplemental Oil and Gas Information" for supplemental information relating to synthetic oil producing activities.

Base Chemicals

Our facilities in South Africa

        Our main manufacturing facilities are located in Secunda and Sasolburg. The size of Sasol's total Secunda property is approximately 83 km2 with operating plants accounting for 9 km2. Within the Secunda property, a portion of the explosives assets are owned and operated by Enaex Africa in association with Sasol from the 1 July 2020. The size of the Sasolburg property is approximately 51 km2.

Our facilities in the United States

        Base Chemicals' share of the LCCP is located at Lake Charles, Louisiana (size of full site approximately 6 km2; Base Chemicals' plant size 1,7 km2). The legacy business in Lake Charles consists of the ethylene cracker. The new ethylene cracker on the Western plant in Lake Charles reached beneficial operation in August 2019, with a capacity of 1500ktpa, and is ramping up to expectations. The low density polyethylene (LDPE) unit is expected to reach beneficial operation before the end of October 2020. As at 30 June 2020, certain of the Base Chemicals portfolio held in Sasol Chemicals USA have been classified as held for sale. The project perimeter includes, but is not limited to, the Ethylene West Cracker and the LDPE and linear low-density polyethylene (LLDPE) units constructed as part of the LCCP.

        Production at our HDPE joint venture with Ineos in North America achieved beneficial operation in November 2017 (our share of capacity: 235 ktpa). The plant is producing above expectations.

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

Production capacity at 30 June 2020

Product	South Africa(2)	North America(1)(2)	Total
	(ktpa)
Ethylene(3)	615	1 955	2 570
Propylene(3)	950	—	950
LDPE	220	—	220
LLDPE	150	470	620
HDPE	—	235	235
Polypropylene	625	—	625
Ethylene dichloride	160	—	160
Vinyl chloride	205	—	205
PVC	190	—	190
Chlorine	145	—	145
Caustic soda	167	—	167
Cyanide	40	—	40
Hydrochloric acid	90	—	90
Calcium chloride	10	—	10

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

        The following table summarises the main production capacities of the Regional Operating Hubs in Secunda, Sasolburg and Germany that produce solvent products marketed by Base Chemicals.

Production capacity as at 30 June 2020

Product	South Africa	Germany	Total(1)
	(ktpa)
Ketones	328	—	328
• Acetone	200	—	200
• MEK	70	—	70
• MiBK	58	—	58
Glycol ethers	—	80	80
• Butyl glycol ether	—	80	80
Acetates	60	—	60
• Ethyl acetate	60	—	60
Mixed alcohols	215	—	215
Pure alcohols	499	—	499
• Methanol (C1)	140	—	140
• Ethanol (C2)	114	—	114
• n-Propanol (C3)	80	—	80
• n-Butanol (C4)	150	—	150
• iso-Butanol (C4)	15	—	15
Acrylates	125	—	125
• Ethyl acrylate	35	—	35
• Butyl acrylate	80	—	80
• Glacial acrylic acid	10	—	10
Maleic anhydride(2)	—	—	—
Other	19	—	19

(1)
Consolidated nameplate capacities excluding internal consumption.

  Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

(2)
Our 50% share of the production capacity in the maleic anhydride joint venture with Huntsman was sold on 30 September 2019.

        Approximately 95% of our production capacity is located at sites in South Africa and 5% in Germany.

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

  Our facilities in the United States

        Performance Chemicals operations in the US are based in Lake Charles, Louisiana and Tucson, Arizona. The most significant of these facilities is located at Lake Charles, Louisiana (size of full site approximately 6 km2; Performance Chemicals' plant size 1,9 km2 including share of the LCCP located at Lake Charles). As part of the LCCP, beneficial operation was declared in January 2020 on the ethoxylation plant (Surfactants) and in June 2020 on the Ziegler and Guerbet plants (C6+ Alcohols and Inorganics).

        A small specialty alumina facility is located in Tucson.

  Our facility in China

        The operations of Performance Chemicals are based at two locations in Nanjing (Fangshui site size approximately 90 000 m2; plant size 4 000 m2; Zhaoqiaohe site size approximately 143 000 m2; plant size 3 600 m2).

        The following table provides details of the production capacity and location of the plants where the Performance Chemicals business has an interest.

Production capacity at 30 June 2020

Product	Facilities location	Total(1)
		(ktpa)
Surfactants	United States, Europe, Far East	1 200
EO/EG	United States	300
C6+ alcohol(2)	United States, Europe, South Africa	803
Inorganics	United States, Europe, South Africa	119
Paraffins and olefins	United States, Europe	750
LAB	United States, Europe	435
C5-C8 alpha olefins	United States, South Africa	456
Paraffin wax and wax emulsions	Europe	460
FT-based wax and related products	South Africa	280
Paraffin wax	South Africa	30

(1)
Total capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity. Performance Chemicals also operates an EO unit in Europe which is integrated into surfactants and marginally exposed to merchant markets.

(2)
Sasol's 50% share in the Sasol Wilmar Alcohol Industries (Lianyungang) Co., Ltd. was disposed in 2019. The transaction with the previous joint venture partner Wilmar China Investments (Yihai) Pte. Ltd. was closed on 26 December 2019.

        Refer to "Item 3.D—Risk factors" and "Item 5.B—Liquidity and capital resources" for further detail on the construction of the LCCP.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        There are no unresolved written comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934 received not less than 180 days before 30 June 2020, that are considered material.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        This section should be read in conjunction with our consolidated financial statements included in "Item 18—Financial Statements" as at 30 June 2020 and 2019, and for the years ended 30 June 2020, 2019 and 2018, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

        For information regarding our financial overview and external factors impacting on our business, refer to the "Integrated Report—Chief Financial Officer's Performance Overview—Key drivers impacting our results" as contained in Exhibit 99.3. This includes an analysis of the impact of macroeconomic factors on Sasol's performance and an overview of the current economic environment, crude oil prices, exchange rates, gas prices and chemical prices. Movements in our cost base are also analysed, including the impact of cost-reduction measures and inflation.

        The discussion on the 2018 financial results has not been included as this can be found under Item 5 of our Form 20-F for the year ended 30 June 2019.

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

5.A Operating results

Results of operations

	2020	2019	Change 2020/2019	2018	Change 2019/2018
	(Rand in millions)		(%)	(Rand in millions)	(%)
Turnover	190 367	203 576	(6)	181 461	12
Operating costs and expenses	(190 216)	(176 308)	8	(152 390)	16
Remeasurement items	(110 834)	(18 645)	494	(9 901)	88
Equity accounted (losses)/profits, net of tax	(347)	1 074	(132)	1 443	(26)
Sasol Khanyisa share-based payment	—	—		(2 866)

(Loss)/earnings before interest and tax	(111 030)	9 697	(1 245)	17 747	(45)
Net finance costs	(6 381)	(466)	1 269	(2 043)	(77)

(Loss)/earnings before tax	(117 411)	9 231	(1 372)	15 704	(41)
Taxation	26 139	(3 157)	(928)	(5 558)	(43)

(Loss)/earnings	(91 272)	6 074	(1 603)	10 146	(40)

Financial review 2020

  •
  For information regarding our financial condition, and an overview of our results refer "Integrated Report—Chief Financial Officer's Performance Overview—Overview of financial performance" as contained in Exhibit 99.3.

  •
  For information on changes in our financial condition, and overall financial performance refer "Integrated Report—Chief Financial Officer's Performance Overview—Key drivers impacting our results" and "Overview of financial performance" as contained in Exhibit 99.3.

Turnover

        Turnover consists of the following categories.

	2020	2019	Change 2020/2019	2018	Change 2019/2018
	(Rand in millions)		(%)	(Rand in millions)	(%)
Sale of products	187 277	200 097	(6)	178 463	12
Services rendered	1 647	1 735	(5)	1 612	8
Other trading income	1 443	1 744	(17)	1 386	26

Turnover	190 367	203 576	(6)	181 461	12

        The primary factors contributing to the changes in turnover were.

	Change 2020/2019		Change 2019/2018
	(Rand in millions)	(%)	(Rand in millions)	(%)
Turnover, 2019 and 2018	203 576		181 461
Exchange rate effects	14 967	8	15 213	8
Product prices	(30 287)	(15)	3 575	2
—crude oil	(24 031)	(12)	6 526	4
—other products	(6 256)	(3)	(2 951)	(2)
Net volume changes	2 400	1	3 359	2
Other effects	(289)	—	(32)	—

Turnover	190 367	(6)	203 576	12

Operating costs and expenses

        Operating costs and expense consists of the following categories.

	2020	2019	Change 2020/2018	2018	Change 2019/2018
	(Rand in millions)		(%)	(Rand in millions)	(%)
Materials, energy and consumables used	(90 109)	(90 589)	(1)	(76 606)	18
Selling and distribution costs	(8 388)	(7 836)	7	(7 060)	11
Maintenance expenditure	(10 493)	(10 227)	3	(9 163)	12
Employee-related expenditure	(30 667)	(29 928)	2	(27 468)	9
Exploration expenditure and feasibility costs	(608)	(663)	(8)	(352)	88
Depreciation and amortisation	(22 575)	(17 968)	26	(16 425)	9
Translation (losses)/gains	(6 542)	604	(1 183)	(11)	(5 591)
Other operating expenses	(22 280)	(21 064)	6	(16 715)	26
Other operating income	1 446	1 363	6	1 410	(3)

Operating costs and expenses	(190 216)	(176 308)	8	(152 390)	16

        Materials, energy and consumables used.    Materials, energy and consumables used in 2020 amounted to R90 109 million, a decrease of R480 million, or 1%, compared with R90 589 million in 2019, which increased by 18% from R76 606 million in 2018. The decrease in these costs between 2020 and 2019 was mainly due to the lower processed volumes of oil at Natref as a result of the shutdown in May and June, partially offset by higher costs as the LCCP ramps up, higher feedstock costs, increased coal purchases and a weaker rand/US dollar exchange rate.

        Selling and distribution costs.    These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2020 amounted to R8 388 million, which represents an increase of R552 million, or 7%, compared with R7 836 million in 2019, which increased by R776 million, or 11%, compared with R7 060 million in 2018. The variation in these costs was mainly attributable to increased freight, packaging and shipping costs due to higher quantities of LLDPE sold during 2020, in conjunction with higher freight rates which is exchange rate related. Selling and distribution costs represented 4% of sales in 2020, 4% of sales in 2019, and 4% of sales in 2018.

        Maintenance expenditure.    Maintenance expenditure in 2020 amounted to R10 493 million, which represents an increase of R266 million, or 3%, compared with R10 227 million in 2019, which increased by R1 064 million, or 12%, compared with R9 163 million in 2018. Maintenance expenditure increased in 2020 compared to 2019 mainly due to inflation and maintenance performed on units that achieved beneficial operation at LCCP.

        Employee-related expenditure.    Employee-related expenditure amounted to R30 667 million, which represents an increase of R739 million, or 2%, compared with R29 928 million in 2019, which increased by R2 460 million, or 9%, from 2018.

        This amount includes labour costs of R28 926 million (2019—R28 709 million and 2018—R25 903 million) and a share-based payment charge to the income statement of R1 741 million (debit), (2019—R1 219 million (debit) and 2018—R1 565 million (debit)).

        Excluding the effect of the share-based payment expenses, our employee costs increased by R217 million, or 1%, in 2020. This was primarily due to our cash conservation drive that included measures to reduce labour costs, such as a salary sacrifice and suspension of company contributions to retirement funds. Overall headcount decreased from 31 429 in 2019 to 31 001 employees in 2020, a decrease of 1,4%.

        Exploration expenditure and feasibility costs.    Exploration expenditure and feasibility costs in 2020 amounted to R608 million, which represents a decrease of R55 million, or 8%, compared with R663 million in 2019, which increased by R311 million compared with R352 million in 2018. The decrease in 2020 as compared to 2019 was largely attributable to our cash conservation measures we put in place during the financial year.

        Depreciation and amortisation.    Depreciation and amortisation in 2020 amounted to R22 575 million, which represents an increase of R4 607 million, compared with R17 968 million in 2019, which increased by R1 543 million compared with R16 425 million in 2018. The increase in depreciation of R4 607 million mainly relates to the increase of fixed assets due to the capitalisation of most of the remaining LCCP units.

        Translation (losses)/gains.    Translation losses arising primarily from the translation of monetary assets and liabilities, amounted to R6 542 million in 2020, as compared to a R604 million gain in 2019 and a R11 million loss in 2018. The rand weakened against the US dollar throughout 2020, with the closing exchange rate having weakened by 23% to R17,33 at 30 June 2020 compared to R14,08 at 30 June 2019. This had a negative impact on our gearing and the valuation of our derivatives and South African export debtors and loans.

        Other operating expenses.    Other operating expenses in 2020 amounted to R22 280 million, an increase of R1 216 million, compared to R21 064 million in 2019, which increased by R4 349 million from R16 715 million in 2018.

        This amount includes:

  •
  lease-related expenditure of R525 million (2019—R1 845 million and 2018—R1 497 million);

  •
  insurance costs of R681 million (2019—R514 million and 2018—R432 million);

  •
  computer costs of R2 469 million (2019—R2 155 million and 2018—R2 042 million);

  •
  hired labour of R844 million (2019—R786 million and 2018—R838 million);

  •
  audit remuneration of R144 million (2019—R97 million and 2018—R88 million);

  •
  professional fees of R2 067 million (2019—R2 226 million and 2018—R1 971 million);

  •
  losses on derivative instruments (including crude oil instruments, foreign exchange instruments, ethane swaps and interest rate swaps) of R6 997 million mainly due to losses of R6 232 million recognised on foreign exchange derivatives (mainly our foreign exchange zero cost collars), which resulted from the weakening in the rand/US$ exchange rate, 2019—R2 465 million loss and 2018—R3 927 million loss. A loss of R2 192 million was recognised in other comprehensive income on the revaluation of our interest rate swaps that are designated as a cash flow hedge;

  •
  decrease in rehabilitation provisions of R2 078 million (2019—increase of R1 096 million and 2018—decrease of R804 million); and

  •
  other expenses of R10 631 million (2019—R9 880 million and 2018—R6 724 million) an increase of R751 million. This is mainly due to the establishment of site services at the LCCP and a management fee relating to the oxygen supply contract to the Secunda Synfuels Operations that on adoption of IFRS 16 is no longer recognised as a lease.

        Other operating income.    Other operating income in 2020 amounted to R1 446 million, which represents an increase of R83 million, or 6%, compared with R1 363 million in 2019. In 2018, other operating income amounted to R1 410 million. Other operating income includes profit made by pooling the foreign exchange requirements of the group and rental income.

Share of profits from equity accounted investments

	2020	2019	Change 2020/2019	2018	Change 2019/2018
	(Rand in millions)		(%)	(Rand in millions)	(%)
(Loss)/profit before tax	(129)	1 737	(107)	2 223	(22)
Tax	(218)	(663)	(67)	(780)	(15)

Share of (losses)/profits of equity accounted investments, net of tax	(347)	1 074	(132)	1 443	(26)

Remeasurement items, net of tax	—	15	(100)	11	36

        The share of losses of equity accounted investments (net of tax) amounted to

R347 million in 2020 as compared to profits of R1 074 million in 2019 and R1 443 million in 2018. R147 million of the decrease in equity accounted earnings for 2020 was due to the sale of our investment in Sasol Huntsman GmbH & co KG during the period.

        In Nigeria, the EGTL production volumes were 16% lower than the prior year due to both trains being on an extended shutdown from August 2019 to December 2019. As a result, the losses increased to R699 million in 2020 compared to losses of R216 million in 2019. We sold our participating interest in EGTL to CNL in June 2020.

Remeasurement items

        For information regarding the remeasurement items recognised, refer to "Item 18—Financial Statements—Note 10 Remeasurement items affecting operating profit".

Finance costs and finance income

        For information regarding finance costs incurred and finance income earned, refer to "Item 18—Financial Statements—Note 8 Net finance costs".

        The increase in finance costs is mainly due to a decrease in finance costs capitalised due to the LCCP units reaching beneficial operation and the adoption of IFRS 16 Leases.

Tax

        The effective tax rate decreased to 22,3% in 2020 compared to 34,2% in 2019. The decrease is mainly due to deferred tax that was not fully recognised on certain impairments and on translation losses, and due to non-deductible finance costs incurred as a result of increased funding required for the LCCP. For further information regarding the tax charge, refer to "Item 18—Financial Statements—Note 13 Taxation".

Non-controlling interests

        For information regarding our non-controlling interests, and their share of profit, refer "Item 18—Financial Statements—Note 26 Interest in significant operating subsidiaries".

        Losses attributable to non-controlling interests in subsidiaries of R163 million decreased by R1 939 million, or 109%, from earnings of R1 776 million in 2019, which was an increase of R359 million or 25% from earnings of R1 417 million in 2018.

        The decrease in earnings attributable to non-controlling interests in 2020, as compared to the increase in 2019 is largely attributable to a decrease in the profits attributable to the non-controlling interests in Sasol Oil due to a significant impairment recognised on the Sasolburg liquid fuels refinery CGU, lower sales volumes resulting from the impact of the extended COVID-19 lockdown in South Africa and a weak Southern African economic performance, lower refining margins at Natref and reversal of a provision for litigation in the prior year, partially offset by the impact of weaker rand/US dollar exchange rates.

Financial review 2019

Group results

        Earnings before interest and tax of R9,7 billion decreased by 45% compared to the prior year largely due to significant remeasurement items of R18,6 billion resulting from softer chemical prices, as well as the higher-than-anticipated capital spend on the LCCP. During 2019, the rand/US dollar exchange rate averaged R14,20 compared to R12,85 for the prior year. The weaker average rand/US dollar exchange rate positively impacted the results of our businesses as a significant portion is exposed to foreign currency sales and capital expenditure. The increase in the oil price also had a positive impact on our results, which was offset by softer macroeconomic environment negatively impacting supply-demand dynamics especially in our chemicals businesses. During 2019, the average Brent crude oil prices improved by 8% compared to the prior year (average dated Brent was US$69/bbl for the year ended 30 June 2019 compared with US$64/bbl in the prior year).

Items which materially impacted earnings before interest and tax

        During 2019, earnings were impacted by the following significant items:

  •
  a net remeasurement items expense of R18,6 billion compared to a R9,9 billion expense in the prior year. Included in remeasurement items is an impairment of the Tetramerization and the EO/EG value chains of R7,4 billion due to the increase in the capital cost at the LCCP and lower US ethylene and global mono-ethylene glycol price assumptions at 30 June 2019. Also included is an impairment of the Ammonia business mainly as a result of lower international ammonia sales price assumptions in the short to medium term and increased gas feedstock prices in the longer term; and

  •
  losses on derivative instruments of R2 465 million, mainly due to losses of R1 475 million recognised on the interest rate swaps, partially offset by the weakening in the closing rand/US$ exchange rate, 2019—R2 465 million loss and 2018—R3 927 million loss.

Segment review—results of operations

        Reporting segments are identified in the way in which the President and Chief Executive Officer organises segments within our group for making operating decisions and assessing performance. The segment overview included below is based on our segment results. Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party. Refer to Business segment information of "Item 18—Financial Statements—Segment information" for further detail regarding turnover and operating profit per segment.

        Refer also to "Integrated Report—Implementing a sustainable Future Sasol" as contained in Exhibit 99.4.

Operating Business Units

Mining

	2020	2019	Change 2020/2019	2018	Change 2019/2018
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	1 343	3 222	(58)	3 446	(7)
Inter-segment turnover	18 548	17 654	5	16 351	8

Total turnover	19 891	20 876	(5)	19 797	5
Operating costs and expenses(1)	(17 135)	(16 175)	6	(14 553)	11

Earnings before interest and tax	2 756	4 701	(41)	5 244	(10)

EBIT margin %	14	23		26

(1)
Operating costs and expenses net of other income.

Results of operations 2020 compared to 2019

        Total turnover decreased by 5% from R20 876 million to R19 891 million. Earnings before interest and tax of R2 756 million represents a decrease of 41% when compared to the prior year, mainly as a result of a 30% deterioration in the US dollar export coal prices, lower export sales volumes and higher external coal purchases earlier in the financial year.

        Our productivity decreased by 4% as a result of unplanned infrastructure downtime, safety incidents in the first half of the year and the ongoing geological complexity challenges at our Syferfontein and Sigma collieries. This necessitated additional external coal purchases and the diversion of export quality coal to the SSO value chain early in the year in order to sustain inventory levels. Our productivity recovered in the second half of the year with our fourth quarter productivity being the best quarter in the year. Our COVID-19 response plans and mitigating protocols have enabled us to continue operations with minimum interruptions in 2020.

        The operational improvements in the second half of the year, together with the temporary reductions in demand from both internal and external customers due to COVID-19, allowed us to stop the additional external purchases in the fourth quarter and to build up our inventory levels to above working capital target levels. Lower overall production levels combined with above-inflation labour-related cost increases and higher depreciation costs resulted in our normalised cost of production increasing by 7%

above inflation to R347/ton compared to the prior year.

        For further analysis of our results refer "Integrated Report—Operational Performance Summary" as contained in Exhibit 99.7.

Exploration and Production International

	2020	2019	Change 2020/2019	2018	Change 2019/2018
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	1 829	1 815	1	1 610	13
Inter-segment turnover	3 375	3 369	—	2 588	30

Total turnover	5 204	5 184	—	4 198	23
Operating costs and expenses(1)	(4 007)	(6 073)	(34)	(7 881)	(23)

Earnings/(loss) before interest and tax	1 197	(889)	(235)	(3 683)	(76)

EBIT margin %	23	(17)		(88)

(1)
Operating costs and expenses net of other income including exploration costs and depreciation.

Results of operations 2020 compared to 2019

        Total turnover increased by 0,4% from R5 184 million in 2019 to R5 204 million in 2020 due to higher volumes in Gabon and a weaker rand/US dollar exchange rate, offset by lower oil (Gabon) and gas (Mozambique) prices and lower volumes (natural decline in production from fields in Canada and lower internal consumption for our Mozambican gas). Earnings before interest and tax of R1 727 million (excluding remeasurement items of R30 million (gain) and translation losses of R560 million) increased by R561 million compared to earnings before interest and tax of R1 166 million in 2019 (excluding remeasurement items of R1 976 million (loss) and translation losses of R79 million).

        Earnings before interest and tax from our Mozambican producing operations was R2 464 million (excluding translation losses of R914 million) compared to R2 507 million (excluding translation losses of R114 million) in the prior year. The decreased earnings before interest and tax is largely due to lower sales prices and volumes, partly offset by a decrease in cash fixed costs.

        Our Gabon operating asset recorded earnings before interest and tax of R158 million (excluding translation gains of R442 million) compared to R484 million (excluding translation gains of

R54 million) in the prior year. The recently completed drilling campaign did result in higher volumes but the resulting increased depreciation and lower oil prices negatively affected profitability.

        Our Canadian shale gas asset in Montney generated a loss before interest and tax of R192 million compared to a loss before interest and tax of R801 million (excluding impairment of R1 947 million) in the prior year. Our Canadian gas production volumes decreased by 8% compared to the prior year resulting from the natural decline of the field. We remain committed to divesting this asset as part of our strategic portfolio optimisation.

        For further analysis of our results refer "Integrated Report—Operational Performance Summary" as contained in Exhibit 99.7.

Strategic Business Units

Energy

	2020	2019	Change 2020/2019	2018	Change 2019/2018
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	66 994	82 977	(19)	69 110	20
Inter-segment turnover	907	826	10	663	25

Total turnover	67 901	83 803	(19)	69 773	20
Operating costs and expenses(1)	(74 579)	(67 237)	11	(55 692)	21

(Loss)/earnings before interest and tax	(6 678)	16 566	(140)	14 081	18

EBIT margin %	(10)	20		20

(1)
Operating costs and expenses net of other income.

Results of operations 2020 compared to 2019

        Total turnover decreased by 19% from R83 803 million in 2019 to R67 901 million in 2020, mainly due to the impact of lower Brent crude oil prices, lower liquid fuels sales volumes resulting from the impact of the extended COVID-19 lockdown in South Africa and lower refining margins, partly offset by the weaker rand/US dollar exchange rate.

        Loss before interest and tax, including equity accounted earnings, of R6 678 million decreased by R23 244 million or 140% compared to the prior year. EBIT margins decreased by 30% to –10%.

        The decrease in earnings before interest and tax is mainly due to impairments recognised of R12,4 billion, the impact of lower Brent crude oil prices, lower sales volumes resulting from the impact of the extended COVID-19 lockdown in South Africa, lower refining margins at Natref and lower earnings from equity accounted investments, partially offset by the impact of weaker rand/US dollar exchange rates, a gain recognised on disposal of EGTL and lower rehabilitation provisions.

        Subdued economic activity exacerbated by the unprecedented drop in demand because of COVID-19 lockdowns led to a 12% decline in liquid fuels sales volumes and an 8% reduction in natural gas sales volumes compared to prior year.

        Our share of power produced at the CTRG joint operation in Mozambique amounted to 568 gigawatt-hours of electricity, 1% higher than the prior year.

        ORYX GTL production volumes were 29% lower compared to the prior year due to the extended shutdown. Train 1 resumed operation at the beginning of June 2020 and is currently in stable operation. Inspection work performed at the start of the train 2 shutdown in January 2020 resulted in an extension of the required shutdown duration. We expect train 2 to be back in operation in the second quarter of 2021. As a result of the extended shutdown, ORYX GTL contributed R338 million to earnings before interest and tax, 70% lower than the prior year comparative of R1 131 million.

        For further analysis of our results refer "Integrated Report—Operational Performance Summary" as contained in Exhibit 99.7.

Base Chemicals

	2020	2019	Change 2020/2019	2018(2)	Change 2019/2018
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	51 868	48 113	8	43 269	11
Inter-segment turnover	815	700	16	682	3

Total turnover	52 683	48 813	8	43 951	11
Operating costs and expenses(1)	(123 487)	(50 244)	146	(43 033)	17

(Loss)/earnings before interest and tax	(70 804)	(1 431)	4 848	918	(256)

EBIT margin %	(134)	(3)		2

(1)
Operating costs and expenses net of other income.

(2)
Restated for the transfer of the phenolics, ammonia and specialty gases operations from Performance Chemicals to Base Chemicals effective 1 July 2018.

Results of operations 2020 compared to 2019

        Total turnover increased by 8% from R48 813 million in 2019 to R52 683 million in 2020, mainly as a result of higher sales volumes and a weaker rand/US dollar exchange rate offset by the softer commodity chemical prices across most of our sales regions and products. The Base Chemicals business benefitted from 19% higher sales volumes mainly as a result of ramping up of our US polymer producing assets. Our LLDPE plant achieved beneficial operation in February 2019 thus contributing for a full year in 2020 relative to five months in 2019 while the new ethylene cracker achieved beneficial operation in August 2019. The Base Chemicals foundation business sales volumes were 3% below the prior year mainly due to the significant impact of the COVID-19 pandemic resulting in lower market demand and associated lower SSO production rates.

        Loss before interest and tax increased by R69 373 million from R1 431 million in 2019 to R70 804 million in 2020, while EBIT margin decreased from –3% to –134%.

        The increase in loss before interest and tax is largely attributable to impairments of R71,3 billion across a number of our CGUs both within the South African and US integrated value chains, and additional operating losses incurred due to the LCCP incurring depreciation and cash fixed cost without corresponding gross margin realised while in the ramp-up phase. The introduction of the cash conservation measures in the second half of 2020 helped to keep our cash fixed costs in line with prior year. We recognised a total of R18,1 billion of impairments related to our foundation business in the Southern African value chain, and in the US, a write-down to fair value of R53,2 billion (US$3,1 billion) had been recognised regarding our proportion of a combination of assets with Sasol Chemicals USA which has been classified as a disposal group held for sale, reducing the carrying value of the assets down to its fair value less costs to sell. The impairments are mainly attributable to softer commodity chemical sales prices in the short- to medium-term and higher costs associated with feedstocks and utilities.

        In line with our asset disposal programme, we disposed of our 50% share of the maleic anhydride joint venture with Huntsman in the first quarter of the 2020 financial year, while also concluding the partial divestment (51%) of our explosive business and the formation of a new partnership with Enaex S.A. The transaction was concluded on 30 June 2020. On 1 July 2020, Enaex Africa in association with Sasol, started officially operating in South Africa and on the African continent. In the US, the US Polyolefins and Phenolic Assets were classified as disposal groups held for sale at 30 June 2020, following the approval to commence negotiations with a number of potential buyers. These transactions are expected to be concluded within the next 6 - 12 months.

        For further analysis of our results refer "Integrated Report—Operational Performance Summary" as contained in Exhibit 99.7.

Performance Chemicals

	2020	2019	Change 2020/2019	2018(2)	Change 2019/2018
	(Rand in millions)		(%)	(Rand in millions)	(%)
External turnover	68 333	67 389	1	63 986	5
Inter-segment turnover	864	907	(5)	901	1

Total turnover	69 197	68 296	1	64 887	5
Operating costs and expenses(1)	(93 652)	(75 336)	24	(57 034)	32

(Loss)/earnings before interest and tax	(24 455)	(7 040)	247	7 853	(190)

EBIT margin %	(35)	(10)		12

(1)
Operating costs and expenses net of other income.

(2)
Restated for the transfer of the phenolics, ammonia and specialty gases operations from Performance Chemicals to Base Chemicals effective 1 July 2018.

Results of operations 2020 compared to 2019

        Turnover increased by 1% from R68 296 million to R69 197million mainly due to increased sales volumes. Earnings before interest and tax decreased from a loss of R7 040 million to a loss of R24 455 million mainly as a result of higher impairments in 2020 (R27 666 million) compared to 2019 (R13 151 million) as well as the generally soft macroeconomic environment in Europe and Asia, impacting sales negatively in the first half of 2020, exacerbated by the spread of COVID-19 in the second half of the financial year. Start-up costs associated with the LCCP units had a further adverse impact on our financial performance.

        Sales volumes increased by 8% compared to the prior year as the LCCP ethylene oxide/ethylene glycol (EO/EG) plant continues to produce as planned and the new LCCP ethoxylates (ETO) unit, which achieved beneficial operation in January 2020, ramped-up smoothly, facing robust demand. Excluding LCCP volumes, total sales volumes decreased by 1,3%.

        In 2020, Performance Chemicals recognised an impairment of R19,6 billion (US$1,1 billion) on its portion of the LCCP shared assets related to the Base Chemicals portfolio within Sasol Chemicals USA which has been classified as a disposal group held for sale. The Wax value chains in South Africa and Germany were impaired by R4,7 billion and R2,8 billion (EUR146 million), respectively. The Chinese ETO value chain was impaired by R0,5 billion (RMB 193 million). The impairments were largely driven by a softer market outlook, partly due to COVID-19, and unfavourable assumption forecasts, both impacting margins negatively.

        For further analysis of our results refer "Integrated Report—Operational Performance Summary" as contained in Exhibit 99.7.

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

        For accounting policies and areas of judgements relating to:

  •
  Going concern assumption, refer "Item 18—Financial Statements—Note 2 Going concern";

  •
  valuation of share-based payments, refer "Item 18—Financial Statements—Note 38 Cash-settled share-based payment provision and Note 39 Share-based payment reserve";

  •
  impairments, refer "Item 18—Financial Statements—Note 10 Remeasurement items affecting operating profit";

  •
  long-term provisions, refer "Item 18—Financial Statements—Note 35 Long-term provisions";

  •
  post-retirement benefit obligations, refer "Item 18—Financial Statements—Note 37 Post-retirement benefit obligations";

  •
  useful economic lives of assets and depreciation of coal mining assets, "Item 18—Financial Statements—Note 20 Property, plant and equipment and Note 21 Assets under construction";

  •
  estimation of coal reserves, refer "Item 18—Financial Statements—Note 21 Assets under construction";

  •
  recognition of deferred tax assets and utilisation of tax losses, refer "Item 18—Financial Statements—Note 15 Deferred tax and Note 13 Taxation";

  •
  determination of whether an arrangement contains a lease, incorporating optional lease periods and determining the incremental borrowing rate in accordance with IFRS 16 Leases, refer "Item 18—Financial Statements—Note 18 Lease liabilities".

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

        Our reported natural oil and gas reserves are estimated quantities based on SEC reporting regulations. Additionally, we require that the estimated quantities of oil and gas and related substances to be produced by a project be sanctioned by all internal and external parties to the extent necessary for the project to enter the execution phase and sufficient to allow the resultant products to be brought to market. See "Item 4.D—Property, plants and equipment".

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

        Refer to "Table 5—Standardised measure of discounted future net cash flows relating to proved reserves", on page G-6 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2020 and to "Table 6—Changes in the standardised measure of discounted net cash flows", on page G-8.

Third-party reserve report

        We commissioned McDaniel & Associates Consultants Ltd., an independent petroleum engineering consulting firm based in Canada, to carry out an independent assessment of our reserve estimation in Canada as of 30 June 2020. McDaniel & Associates Consultants Ltd. does not have any direct or indirect financial interest in our company. The fees of McDaniel & Associates Consultants Ltd. are not contingent upon reported reserve estimates. Mr. Steven W. Carmichael and Mr. David G. Jenkinson, each a Vice President of McDaniel & Associates Consultants Ltd., are primarily responsible for the preparation of our reserve report. Mr. Steven W. Carmichael has a Bachelor of Science degree in Mechanical

Engineering, is a registered Professional Engineer with the Association of Professional Engineers and Geoscientists of Alberta and a member of the Society of Petroleum Engineers. He has in excess of 15 years of experience in oil and gas reservoir studies and evaluations. Mr. David G. Jenkinson is a petroleum geologist and has in excess of 10 years of experience in oil and gas reservoir studies and evaluations. For detailed information about our reserve estimates in Canada, please refer to the report of McDaniel & Associates Consultants Ltd. filed hereto as Exhibit 15.2 of this annual report.

Depreciation of natural oil and gas assets

        Depreciation of mineral assets on producing oil and gas properties and property acquisition costs is based on the units-of-production method. Apart from acquisition costs, which are depreciated using estimated proved reserves, mineral assets are depreciated using estimated proved developed reserves.

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

5.B Liquidity and capital resources

Liquidity, cash flows and borrowings

        Based on our funding plan, our liquidity headroom remains well above US$2,5 billion as at 30 June 2020, with available rand- and US dollar-based funds improving as we advance with our focused management actions. We continue to assess our mix of funding instruments to ensure that we manage our access to liquidity and maintain a balanced maturity profile as we seek to actively reduce our debt levels. We manage our liquidity risk by effectively managing our working capital, capital expenditure and cash flows from both operating cash flows and disposals of assets. We finance our capital expenditure from funds generated out of our business operations and borrowing facilities.

        For information regarding our funding cash flows and liquidity, refer "Item 18—Financial Statements—Note 17 Long-term debt and Note 18 Lease Liabilities" which includes an overview of our banking facilities and debt arrangements.

        There may be substantial doubt on the Group's ability to continue as a going concern and its ability to realise assets and discharge liabilities in the normal course of business, since the Group's ability to meet its debt covenants at 31 December 2020 and 30 June 2021 and repay its debt as it becomes due is dependent on realising cash through asset disposals and the successful raise of equity. Management believes that the net proceeds of any such transactions, together with cash flows from operations of the business, will be sufficient to meet its debt covenants at 31 December 2020 and 30 June 2021. There can be no assurance, however, that the Group will be able to complete these transactions.

        The accompanying consolidated financial statements are prepared on a going concern basis and therefore do not include any adjustments that might result from the outcome of this uncertainty.

        For more information regarding the impact of liquidity on our Going concern assumption—refer "Item 18—Financial Statements—Note 2 Going concern".

        For information regarding the company's cash flow requirements refer to the "Integrated Report—Chief Financial Officer's Performance Overview—Managing our funding" and "Cash generation" as contained in Exhibit 99.3.The following table provides a summary of our cash flows for each of the three years ended 30 June 2020, 2019 and 2018.

	2020	2019	2018
(Rand in millions)
Net cash retained from operating activities	29 730	31 943	25 629
Net cash used in investing activities	(38 550)	(56 412)	(53 979)
Net cash generated by financing activities	25 112	23 131	15 112

        Cash flows retained from operating activities include the following significant items.

	2020	2019	2018
	(Rand in millions)
Cash generated by operating activities	42 384	51 398	42 877
Income tax paid	(5 659)	(3 946)	(7 041)
Dividends paid	(31)	(9 952)	(7 952)

        The cash generated by our operating activities is applied first to fund our operations, pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is then invested based on our updated capital allocation framework which is aimed at driving maximum shareholder return.

  Operating activities

        Cash generated by operating activities in 2020 decreased by 18% to R42 384 million, largely attributable to the softer macroeconomic environment during the first six months of the financial year which was further impacted by the severe economic consequences of lower oil prices and the COVID-19 pandemic during the second half of the financial year, coupled with the LCCP still being in ramp-up phase. The investment in working capital decreased by R5,8 billion during the year due to the focused management actions, resulting in a working capital ratio of 12,5%.

        For further information regarding our cash flow generation, refer "Integrated Report—Chief

Financial Officer's Performance Overview" as contained in Exhibit 99.3.

  Investing activities

        Net cash used in investing activities decreased to R38 550 million in 2020 as compared to R56 412 million in 2019.

        Cash flows utilised in investing activities include the following significant items.

	2020	2019	2018
	(Rand in millions)
Additions to non-current assets(1)	(41 935)	(56 734)	(55 891)
Proceeds on disposals and scrappings	4 285	567	2 316

(1)
Includes additions to property, plant and equipment; assets under construction and other intangible assets.

        In 2020, included in additions to non-current assets is R13,8 billion (US$880 million) relating to the construction of the LCCP. This is as compared to R30,3 billion (US$2,2 billion) in 2019. This decrease is largely as a result of the remaining units reaching beneficial operation.

        Included in investing activities in 2020 are the proceeds from the sale of our investments in Sasol Huntsman GbmH & co KG maleic anhydride joint venture of R1 506 million and our sale of the explosives business to Enaex of R991 million.

        For information regarding cash flows from investing activities refer "Integrated Report—Chief Financial Officer's Performance Overview—"Managing our funding" and "Cash generation" as contained in Exhibit 99.3.

        For information regarding cash flows from additions and disposals, refer "Item 18—Financial Statements—Note 21 Assets under construction" and "Note 11 Disposals and scrapping".

        For details of our additions to non-current assets, and the projects to which these relate, refer to "Item 18—Financial Statements—Note 21 Assets under construction".

        For details of our capital commitments refer to "Item 18—Financial Statements—Note 20 Property, plant and equipment".

  Financing activities

        Net cash generated from financing activities increased to R25 112 million in 2020 as compared to R23 131 million in 2019.

        The reason for the increase in cash generated from financing activities is mainly due to the loans raised to fund our US growth projects.

        In November 2019, Sasol secured a US$1 billion syndicated loan facility for up to 18 months. The syndicated loan matures in June 2021.

        The group's operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short term banking facilities. Our long-term capital expansion projects are financed by a combination of floating and fixed rate long-term debt, as well as internally generated funds. To the extent possible, this debt is normally financed in the same currency as the underlying project to be funded and the repayment terms are designed to match the cash flows expected from that project. A centralised treasury model enables Sasol to optimise the Group's cash and borrowing facilities wherever it is required.

        For information regarding our debt and funding structure, refer "Integrated Report—Chief Financial Officer's Finance Overview—Managing our funding" and "Cash generation" as contained in Exhibit 99.3.

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

        Our debt as at 30 June comprises the following.

	2020	2019	2018
(Rand in millions)
Long-term debt, including current portion	167 197	129 569	101 830
Lease liabilities, including current portion	17 719	7 770	7 624
Short-term debt	21 888	1 239	1 946
Bank overdraft	645	58	89

Total debt	207 449	138 636	111 489
Less cash (excluding cash restricted for use)	(32 932)	(13 397)	(15 148)

Net debt	R174 517	125 239	96 341

        As at 30 June 2020, we had R1 807 million (2019—R2 480 million) in cash restricted for use. Refer to "Item 18—Financial Statements—Note 31 Cash and cash equivalents" for a breakdown of amounts included in cash restricted for use.

        The group has borrowing facilities with major financial institutions and debt securities of R199 861 million (2019—R160 002 million; 2018—R164 502 million). Of these facilities and debt instruments, R189 354 million (2019—R137 023 million; 2018—R111 489 million) has been utilised at year end. Long-term debt of R167 197 million increased by R37 628 million compared to 2019 due to the funding required for the completion of the LCCP and the weakening of the closing rand exchange rate to the US dollar (R17,33 at 30 June 2020 compared to R14,08 at 30 June 2019). Refer to "Item 18—Financial Statements—Note 17 Long-term debt", for a breakdown of our banking facilities and the utilisation thereof.

        There were no events of default for the years ended 30 June 2020 and 30 June 2019.

        Included in the abovementioned borrowing facilities is our commercial paper programme of R8 billion. There is R5,8 billion available facilities under the commercial paper programme at 30 June 2020. Further, a revolving credit facility

(RCF) of US$25 million is available to the group for further funding requirements. Centralised treasury facilities of R181,5 billion (US$10,1 billion and R6,9 billion) were drawn at 30 June 2020.

        In August 2019, Sasol issued its inaugural paper to the value of R2 176 million in the local debt market under the current Domestic Medium Term Note programme, at 130 basis points above 3 month Johannesburg Interbank Average Rate repayable in August 2022. The net proceeds from the notes issue were used for general corporate purposes and to refinance existing facilities.

        We negotiated with our lenders to waive our loan covenants as at 30 June 2020 and to lift our covenants from 3,0 times to 4,0 times net debt to EBITDA ratio at 31 December 2020. The additional flexibility is consistent with Sasol's capital allocation framework and subject to conditions that are consistent with Sasol's capital allocation framework. These include prioritising debt reduction through commitments to suspend dividend payments and acquisitions, while Sasol's leverage is above 3,0 times net debt to EBITDA ratio. We will also reduce the size of our facilities as debt levels are reduced, whilst continuing to maintain a strong liquidity position. Therefore, US$1 billion of the US$3,9 billion RCF was classified as short-term portion of long-term debt in anticipation of proceeds from our asset divestment process.

Financial instruments and risk

        Refer to "Item 11—Quantitative and qualitative disclosures about market risk" for a breakdown of our liabilities summarised by fixed and floating interest rates.

Debt profile and covenants

        The information set forth under "Item 18—Financial Statements—Note 17 Long-term debt" is incorporated by reference.

Capital commitments

        Refer "Item 18—Financial Statements—Note 20 Property, plant and equipment".

        The discussion below includes forward-looking statements. For a discussion of factors that could cause actual results to differ from those expressed or implied in forward-looking statements, please refer to "Forward-Looking Statements" above. You should not place undue reliance on forward-looking statements.

        We have implemented a comprehensive response plan focused on enhancing cash flow in a low oil price environment. We have committed plans in place to deliver against our US$1 billion target for 2021, including plans to optimise our capital expenditure, working capital and asset disposals. Our capital commitments have also reduced as we are near the completion of the LCCP, with the last remaining unit to come online being the LDPE unit, which was damaged during a fire in January 2020. We are undertaking a purposeful and systematic strategic reset (Future Sasol) to deliver a focused and sustainable business for the future. This will determine our capital investments going forward as we steadily advance our growth strategy, particularly in Southern Africa and North America. With a large portion of our funding for our capital intensive growth plan having come from the offshore debt markets, we are acutely aware that we need to manage our gearing within our long-term targeted range. The higher LCCP capital cash outflows and impairments recognised during the year has increased our financial leverage, with our intention to reduce our net debt to EBITDA ratio to below 3,0 times as agreed with our lenders.

        However, we continue to have access to sufficient liquidity to meet our commitments and at the same time provide a buffer against adverse volatilities.

        In Mozambique, since the approval of the 2015 base FDP in 2016, Sasol has been actively pursuing the approved development activities. Nine of the planned thirteen Temane and Inhassoro development wells were drilled between 2016 and 2018, and additional 2D and 3D seismic data were acquired over the Inhassoro and Pande areas in 2016. This was to further reduce the subsurface uncertainty. Additionally, outside of the 2015 FDP, two Pande appraisal wells were drilled in 2018 and the Notice of Commercial Discovery for the Pande reservoirs was issued to the Government of Mozambique for approval.

        The revised FDP, which includes Pande reservoirs, has been submitted to the Government of Mozambique for approval and is devised to ensure that the continued development of the project is founded on sound economic principles, provides an optimal economic return, maximises government's income from royalties, profit share and taxes, and reduces the risk of a sub-economic development. The main objectives of the revised PSA Development are to enable Central Térmica de Temane (CTT) gas supply, ensure economic production of the gas volumes in excess of those reserved for CTT by selling these to Sasol, optimise LPG production, optimise gas recovery by flexible development of gas reservoirs to ensure optimal field development and optimise liquids recovery.

        For information on amounts capitalised in respect of these projects refer, "Item 18—Financial Statements—Note 20 Property, plant and equipment" and "Note 21 Assets under construction".

        For information on future amounts expected to be spent to complete the projects, refer "Item 18—Financial Statements—Note 21 Assets under construction".

5.C Research and development, patents and licences

        Refer to the "Item 4.B—Business overview—Factors on which the business is dependent—Intellectual Property" for further information research and development, patents and licences.

5.D Trend information

        Refer to the "Integrated Report—Chief Financial Officer's Performance Overview—Key drivers impacting our results" as contained in Exhibit 99.3.

5.E Off-balance sheet arrangements

        We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet structured entities or unconsolidated affiliates.

Guarantees

        As at 30 June 2020, the group recognised amounts in respect of certain guarantees. Refer to "Item 18—Financial Statements, "Note 17 Long-term debt" and "Note 21 Assets under construction" for further information on guarantees.

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

5.F Tabular disclosure of contractual obligations

Contractual obligations/commitments.

        The following significant undiscounted contractual obligations existed at 30 June 2020.

Contractual obligations	Total amount	Within 1 year	1 to 5 years	More than 5 years
	(Rand in millions)
Bank overdraft	645	645	—	—
Capital commitments	31 950	15 578	16 372	—
Environmental and other obligations(1)	96 033	4 619	23 464	67 950
External long-term debt(2)	188 940	24 213	147 859	16 868
External short-term debt	21 888	21 888	—	—
Lease liabilities(2)	38 187	3 051	9 319	25 817
Post-retirement healthcare obligations(3)	3 377	240	864	2 273
Post-retirement pension obligations(3)	11 819	265	1 109	10 445
Purchase commitments(4)	86 999	21 735	26 010	39 254
Share-based payments	51	51	—	—

Total	479 889	92 285	224 997	162 607

(1)
Represents undiscounted obligation.

(2)
Include interest payments.

(3)
Represents discounted values.

(4)
Includes off-take agreements entered into in the ordinary course of business, the most significant of which relates to our US Operations (R6 585 million, US$380 million undiscounted), an oxygen supply agreement to our Secunda Synfuels Operations until 2037 (R36 998 million) and ORYX GTL for a contracted minimum off-take gas volume.

        Refer to "Item 18—Financial Statements—Note 20 Property, plant and equipment" for significant capital commitments and "Note 35 Long-term provisions".

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The board of directors and senior management

Name	Year Born	Position	Appointed to the Sasol Limited Board
C Beggs	1948	Independent non-executive Director	8 July 2009
M J Cuambe	1962	Independent non-executive Director	1 June 2016
M B N Dube	1972	Independent non-executive Director	1 April 2018
M Flöel	1960	Independent non-executive Director	1 January 2018
F R Grobler	1961	Executive Director (President and Chief Executive Officer)	1 November 2019
K C Harper	1963	Independent non-executive Director	1 April 2020
V D Kahla	1970	Executive Director	1 November 2019
G M B Kennealy	1958	Independent non-executive Director	1 March 2017
N N A Matyumza	1963	Independent non-executive Director	8 September 2014
Z M Mkhize	1961	Independent non-executive Director	29 November 2011
M E Nkeli	1964	Independent non-executive Director	1 March 2017
S A Nkosi	1954	Independent non-executive Director	1 May 2019
PJ Robertson	1947	Independent non-executive Director	1 July 2012
P Victor	1972	Executive Director (Chief Financial Officer)	1 July 2016
S Westwell	1958	Independent non-executive Director, Lead Independent Director	1 June 2012

        Director movements during the year are as follows.

Name	Movement
S R Cornell	Resigned as executive director and Joint President and Chief Executive Officer, effective 31 October 2019
M S V Gantsho	Resigned effective 27 November 2019
F R Grobler	Appointed as executive director (President and Chief Executive Officer) effective 1 November 2019
K C Harper	Appointed as non-executive director effective 1 April 2020
V D Kahla	Appointed as executive director effective 1 November 2019
M J N Njeke	Resigned effective 27 November 2019
S A Nkosi	Appointed as Chairman 27 November 2019 (appointed to board as non-executive director and Chairman-designate 1 April 2019)
B Nqwababa	Resigned as executive director and Joint President and Chief Executive Officer, effective 31 October 2019
S Westwell	Appointed as Lead Independent Director, effective 27 November 2019

        The following is biographical information on each of the persons listed above.

C Beggs
Nationality:	South African
Qualifications:	BCom (Hons) CA(SA)
Sasol Limited Board Committee Memberships:	Audit Committee (Chairman) Safety, Social and Ethics Committee

        Mr C Beggs was the Chief Executive Officer of PricewaterhouseCoopers until the end of June 2009. He is a former Chairman of the Board of the South African Institute of Chartered Accountants (SAICA). He served as Chairman of the Accounting Practices Committee, was a member of the Accounting Practices Board and is a Director of the Ethics Institute of South Africa. He is a non-executive Director and Risk and Finance Committee member of Absa Group Limited. He was formerly an independent director of Absa Bank Limited and SAB Zenzele Holdings Limited.

M J Cuambe
Nationality:	Mozambican
Qualifications:	BEng Post-graduate Certificate in Management Studies
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

        Mr M J Cuambe is the Managing Director of MC lnvestimentos and Consultoria. He served as the Executive Chairman and Chief Executive Officer of Electricadade de Moçambique (EDM) from November 2005 to March 2012. Manuel was the Chairman of Companhia Electrica do Zambeze, a wholly-owned subsidiary of EDM up to 30 May 2016. He was a Non-executive Director of Companhia de Transmissao de Mozambique, a joint venture between EDM, the Swaziland Electricity Company and Eskom, from 1998 to 2002 and served as the Chairman of the Executive

Committee of the Southern Africa Power Pool from November 2005 to April 2008.

M B N Dube
Nationality:	South African
Qualifications:	BA (Human Sciences) BA (Hons) (Politics) MSc
Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee (Chairman) Capital Investment Committee

        With a professional career spanning the public and private sectors, Ms M B N Dube has served in, among others, roles of Director: Atmospheric Protection and Chemicals Management at the then Department of Environmental Affairs and Tourism, Chief Negotiator on behalf of the Government of the Republic of South Africa in climate change negotiations under the auspices of the United Nations Framework Convention on Climate Change, Sustainability Manager at BHP Billiton, Banker at Investec plc, London and Group Commercial Director at Bidvest Group. She is a Non-executive Director of Hushy Limited, and other non-public companies: PG Group, RTT and EnviroServ Holdings. She previously served as Non-executive Director of Vodacom South Africa, Bidvest Group Limited and Fluormin plc.

M Flöel
Nationality:	German
Qualifications:	MSc (Chemistry) PhD (Chemistry)
Sasol Limited Board Committee Memberships:	Capital Investment Committee Nomination and Governance Committee Remuneration Committee

        Dr M Flöel holds a MSc in Chemistry from the University of Frankfurt and a PhD in Chemistry from the Technische Universität München (University of Munich). With 30 years' experience in the chemicals industry in roles covering chemical and process research and development, technical innovations, technologies, operations and industrial supply chain, she is a seasoned industrial leader. She concluded her executive leadership career as Managing Director and Chief Executive Officer of OXEA Holdings. She serves on the Board of NESTE Corporation and is a member of its Audit Committee.

Additionally, she serves on the Board of Carl Bechem GmbH.

F R Grobler
Nationality:	South African
Qualifications:	BEng (Mech)
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

        Mr F R Grober was appointed President and Chief Executive Officer of Sasol Limited on 1 November 2019. Prior to his appointment, he was Executive Vice President of Sasol's Chemicals Business, based in Germany. In April 2019, he took on the additional responsibility of progressing the development and execution of the LCCP—including business-readiness preparation of the project. His association with Sasol began as an engineering student in the early 1980s when he received a Sasol bursary before joining the Group in 1984. Since then, he has worked at most of Sasol's operating facilities worldwide. In this time, he has been exposed to a broad range of business activities and has extensive experience in Sasol's international businesses. In March 2010 he was appointed Managing Director of Sasol Olefins and Surfactants (now part of the Chemicals Business), based in Hamburg, Germany. He has been a member of the Sasol Group Executive Committee since 1 December 2013.

K C Harper
Nationality:	American
Qualifications:	BSc (Industrial Management) MBA
Sasol Limited Board Committee Memberships:	Audit Committee

        Ms K C Harper is the Chief Financial Officer of BDP International, a leading privately-held global logistics and transportation solutions company. She also serves as a non-executive director for the American Lung Association. She was previously the Chief Financial Officer of AgroFresh, a produce freshness solutions company. She has also served as the Chief Financial Officer of Tronox and the Chief Financial and Business Development Officer of Rio Tinto Diamonds and Minerals Group. Kathy has served as a non-executive director for Richards Bay Minerals in South Africa, as well as for Hydrogen Energy, a former Rio Tinto/BP joint venture in London.

V D Kahla
Nationality:	South African
Qualifications:	BA LLB
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

        Mr V D Kahla was appointed to the Sasol Group Executive Committee on 1 January 2011 and is Sasol's Executive Vice President: Advisory, Assurance and Supply Chain. He also served as the Company Secretary of Sasol Limited between 2011 and 2019, prior to his appointment to the Sasol Board in November 2019. From June 2004 to November 2010, he served on the Group Executive Committee of Transnet SOC Limited. Prior to that, he served on the Africa Executive Committee of Standard Bank, and prior to joining Standard Bank, he had served the Government of the Republic of South Africa over many years in the various roles including Assistant Legal Advisor to President Nelson Mandela; Director responsible for Corporate Strategy and Transformation at the Department of Justice; Special Advisor to the National Director of Public Prosecutions and Chief Legal Advisor to the Minister of Finance and the National Treasury. He is an alumnus of the University of Cambridge's Prince of Wales Programme on Sustainability Leadership, and the Chairman of the Council of Rhodes University, South Africa.

G M B Kennealy
Nationality:	South African
Qualifications:	BCom (Accountancy) BCom (Accountancy) (Hons) CA(SA)
Sasol Limited Board Committee Memberships:	Audit Committee Capital Investment Committee

        Ms G M B Kennealy served as the Chief Financial Officer of the South African Revenue Service from January 2009 until her retirement in December 2013. Before that she served as the Chief Operating Officer of Absa Corporate and Business Bank from 2006 to 2009. Her previous senior financial management positions were at Absa Bank, BHP Billiton South Africa, Samancor Chrome and Foodcorp. She also serves on the

Board of Standard Bank Group Limited and the Standard Bank of South Africa Limited.

N N A Matyumza
Nationality:	South African
Qualifications:	BCom BCompt (Hons) CA(SA) LLB
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

        Ms N N A Matyumza is a non-executive Director of Hulamin Limited and a member of its Audit Committee. She is an Independent non-executive Director of Standard Bank Group Limited and The Standard Bank of South Africa Limited. She has held senior financial management and executive positions in various organisations, including South African Breweries, Transnet and Eskom. She is an ordained minister and director of the African Methodist Episcopal Church.

Z M Mkhize
Nationality:	South African
Qualifications:	BCom (Hons) Higher Diploma (Electrical Engineering)
Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee

        Mr Z M Mkhize holds a BCom Honours degree from UNISA and a Higher Diploma in Electrical Engineering from Durban University of Technology. He was the Executive Director: Manufacturing, Rolled Products a subsidiary of Hulamin Limited and served as a director of Hulamin Limited.

M E K Nkeli
Nationality:	South African
Qualifications:	BSc (Environmental Science) MBA
Sasol Limited Board Committee Memberships:	Remuneration Committee (Chairman) Nomination and Governance Committee Safety, Social and Ethics Committee

        Ms M E K Nkeli served Vodacom Group Limited as the Chief Human Resource Officer responsible for Health, Safety, Environment and Facilities and was an Executive Director of Vodacom South Africa (Pty) Limited from 2011 to 2014, having previously served as the Group

Human Resources Director of Alexander Forbes from 2005 until 2010. She also served as a Non-executive Director on the Boards of Ellerine Holdings Limited, African Bank Investments Limited and Life Healthcare Group Limited. Ms Nkeli is a member of the Board of Impala Platinum Holdings Limited, and she previously chaired the Commission for Employment Equity.

S A Nkosi
Nationality:	South African
Qualifications:	BCom BCom Economics (Hons) MBA
Sasol Limited Board Committee Memberships:	Nomination and Governance Committee (Chairman) Remuneration Committee

        Mr SA Nkosi holds a BCom degree from the University of Zululand, a BCom (Econ) (Hons) degree from the University of South Africa (UNISA) and an MBA from the University of Massachusetts. With over 37 years' experience in the South African resources industry, with his last role prior to retirement as the Chief Executive Officer of Exxaro Resources from 2006 - 2016. He has extensive experience in the operational, financial, logistics and marketing areas of the resources sector, and more specifically in the energy and coal sectors, both locally and internationally.

P J Robertson
Nationality:	American and British
Qualifications:	BSc (Mech Eng) MBA
Sasol Limited Board Committee Memberships:	Capital Investment Committee Nomination and Governance Committee Remuneration Committee

        Mr P J Robertson held various positions ranging from management to executive leadership for Chevron Corporation in the United Kingdom and the United States between 1973 and 2009. These executive positions included Vice President: Finance, Chevron USA, President: Chevron Exploration and Production Company, and President: Chevron Overseas Petroleum. He served as Executive Vice President and Vice Chairman of the Chevron Corporation Board of Directors from 2002 to 2009. He has served as the Chairman of the US Energy Association, Chairman of the World Affairs Council of

Northern California, Chairman of the US Saudi Arabian Business Council and as a Non-executive Director of Sasol Chevron Holdings Limited. He is also a director of Jacobs Engineering Group.

P Victor
Nationality:	South African
Qualifications:	BCompt (Hons) CA (SA) International Tax Law (Hons)
Sasol Limited Board Committee Memberships:	Capital Investment Committee

        Mr P Victor became Sasol's Chief Financial Officer (CFO) in July 2016. He was previously Senior Vice President: Financial Control Services at Sasol and served as acting CFO from 10 September 2013 to 28 February 2015. He also provided thought leadership and pro-actively supported the Group Executive Committee in implementing a cash conservation response plan in reaction to the significant drop in the crude oil price. He gained invaluable experience during his 10 years as Chief Financial Officer of Sasol Synfuels—a position he held until 2011, when he was appointed to head up the Group's financial governance and reporting.

S Westwell
Nationality:	British
Qualifications:	BSc (Mech Eng) MSc (Management) MBA
Sasol Limited Board Committee Memberships:	Capital Investment Committee (Chairman) Audit Committee Nomination and Governance Committee Safety, Social and Ethics Committee

        Mr S Westwell is a Director and Chairman of the Audit Committee of Control Risk Limited. He is also an independent director of Brookfield Renewable Partners L.P and Brookfield Renewable Corporation. He was the Chief Executive Officer of European Forecourt Retailers from 2015 to 2016 and of Silver Ridge Power Inc from 2013 to 2014. He held various management and executive positions for BP in South Africa, the United States, and the United Kingdom between 1988 and 2011. These executive positions included head of BP's retail business in South Africa, Director of BP Southern Africa, Chief Executive Officer for BP Solar, and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc's executive management team in the United Kingdom from 2008 to 2011. He has also worked for Eskom Holdings Limited in several operational capacities.

Senior management—experience

        In addition to the three executive directors listed above, we have identified our senior management as the members of our group executive committee (GEC).

Name	Year Born	Position	Nationality	Year Appointed
H C Brand	1964	Executive Vice President: Technology and Sustainability	South African	2019
B V Griffith	1967	Executive Vice President: Chemicals	American	2019
J R Harris	1966	Executive Vice President: Upstream	British	2017
B E Klingenberg	1962	Executive Vice President: Operations	South African	2009
C K Mokoena	1965	Executive Vice President: Human Resources and Corporate Affairs	South African	2017
M Radebe	1960	Executive Vice President: Energy Business	South African	2010

H C Brand

MEng (Mech), MBA

        Mr H C Brand joined the Group in 1989 and during his career has held various leadership positions at most of Sasol's South African operating facilities. He has been exposed to a broad range of business activities, including roles in project and plant operations, shared and site services, as Managing Director of Sasol Nitro, programme managing the 2013-15 group-wide transformation and low oil price responses, and for group strategy. Mr Brand currently also has executive responsibility for programme managing the 2020 Crisis Response and Future Sasol programmes.

B V Griffith

BSChE, MBA

        Mr B V Griffith is based in Houston, Texas, United States. He is Sasol's senior leader in North America and is responsible for Sasol's Chemicals Business globally. Prior to this appointment he was Senior Vice President for Sasol's Performance Chemicals business from 2017 to 2019 and Base Chemicals business from 2014 to 2017. His Sasol career began in 1992 as an Engineer and during his 27-year career with the Group he has held various positions and leadership roles in the United States, Europe and South Africa.

J R Harris

MEng (Fuels and Energy Engineering)

        Prior to his current role Mr Harris was most recently involved in a private business venture. Prior to this, he was with BG Group, a British multinational oil and gas company for 25 years, up to 2016. His last position at BG Group was that of Executive Vice President: BG Technical.

B E Klingenberg

MSc Eng (Mech)

        Since joining the Sasol Group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South African Energy and the global chemical businesses of the Group. Mr Klingenberg was the Managing Director of Sasol Polymers from April 2007 to March 2009 responsible for Group human resources for two years from 2009 and before that the Managing Director of Sasol Nitro.

C K Mokoena

BA (Human Resources Development and Social Sciences)

        Prior to her current role, Ms Mokoena was Human Resources Executive at Tongaat Hulett Limited. She held this position from July 2013. Before this, Ms Mokoena spent 11 years at Telkom South Africa Limited, during which time she held several senior positions spanning the human resources, business consulting and customer services discipline including Chief of HR and Group Executive: Customer experience management.

M Radebe

BSc (Applied mathematics and physics), MBA

        Mr Radebe joined Sasol Oil in January 2004, when Sasol Oil purchased Exel Petroleum, where he was Managing Director. He served as Managing Director of Sasol Oil from December 2006 until October 2010. He was Chairman of the South African Petroleum Industry Association from 2015 to 2016. Prior to his current role, Mr Radebe was Sasol's Group Executive responsible for Global Corporate Affairs, Government Relations and Enterprise Development. He will retire on 30 September 2020.

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

        Refer to "Integrated Report—Governance overview" as contained in Exhibit 99.8 for details relating to our audit and remuneration committees, as well as the names of committee members; and refer to the "Terms of Reference—Audit Committee and Remuneration Committee" as contained in Exhibit 99.9.2 for summaries of the terms of reference under which these committees operate.

6.D Employees

        The information set forth under "Item 18—Financial Statements—Note 5 Employee-related expenditure" is incorporated by reference.

        Remuneration of directors and key personnel is contained in the Remuneration Report, contained in Exhibit 99.2.

        For information regarding the employees per segment, refer to "Item 18—Financial Statements—Note 5 Employee-related expenditure". Our workforce geographic location composition at 30 June is presented below.

Region	2020	2019	2018
	Number of employees
South Africa	25 604	26 003	26 145
Europe	2 927	2 865	2 773
North America	1 781	1 791	1 611
Other	689	770	741

Total	31 001	31 429	31 270

6.E. Share ownership

        Refer to our Remuneration Report filed as Exhibit 99.2 for details of share ownership applicable to executive directors and senior management.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

        Refer to "Item 18—Financial Statements—Note 16 Share Capital" for the authorised and issued share capital of Sasol Limited.

        To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa, or any other government. We believe that no single person or entity holds a controlling interest in our securities.

        In accordance with the requirements of the Companies Act of South Africa 71 of 2008 (Companies Act), the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 30 June 2020.

	2020		2019		2018
	Number of shares	% of shares	Number of shares	% of shares	Number of shares	% of shares
GEPF(1)	94 191 069	14.9	86 926 548	13.78	84 392 139	13.5
IDC(2)	53 266 887	8.42	53 266 887	8.44	53 266 887	8.5
AGPL(3)	*	—	*	—	*	—

(1)
Government Employees Pension Fund (GEPF).

(2)
Industrial Development Corporation of South Africa Limited (IDC).

(3)
* While Allan Gray Proprietary Limited (AGPL) is not considered a major shareholder in 2020 to 2018, however, Allan Gray Investment Counsel is a fund manager and holds 6,8% of the issued ordinary shares of Sasol Limited as part of its fund portfolio.

        The voting rights of major shareholders do not differ from the voting rights of other shareholders.

        As of 31 July 2020, 50 384 297 million Sasol ordinary shares, or approximately 8,03% of our total issued securities, were held in the form of American Depositary Receipts (ADRs). As of 31 July 2020, 219 record holders in the US held approximately 21,15% of our total issued securities in the form of either Sasol ordinary shares or ADRs.

7.B Related party transactions

        There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2020 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

        During the year, Sasol group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the Sasol group. Terms and conditions are determined on an arm's length basis.

        Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to "Item 18—Financial Statements—Note 41 Related party transactions" for further details.

7.C Interests of experts and counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

        Refer "Item 18—Financial Statements" for our financial statements, related notes and other financial information .

Dividend policy

        Core headline earnings per share ("CHEPS") serves as a reference for deciding on the dividend amount. The company's dividend policy also takes into consideration various factors, including overall market and economic conditions, the group's financial position, capital investment plans as well as earnings growth.

        As of February 2018, to provide more stability in the dividend payment, the company approved a change in dividend policy to pay dividends with a dividend cover range based on CHEPS. CHEPS reflects the sustainable business operations and is used by the board to measure the business and financial performance. When we make a decision on dividends, we take a number of factors into account. These include the impact of the current volatile macroeconomic environment, capital investment plans, the current strength of the company's balance sheet, and the dividend cover range.

        In addition, in accordance with the covenant amendment agreement with lenders, Sasol will not be in a position to declare a dividend for as long as net debt to EBITDA is above 3,0 times. We expect the balance sheet to regain flexibility following the implementation of our comprehensive response plan.

        Refer to "Item 10.B—Memorandum and articles of association—Rights and privileges of holders of our securities".

Legal proceedings

        For information regarding our legal proceedings refer to "Item 4.B—Business overview—Legal proceedings and other contingencies".

8.B Significant changes

        Refer to "Item 18—Financial Statements—Note 42 Subsequent events".

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

9.B Plan of distribution

        Not applicable.

9.C Markets

        Refer to "Item 9.A—Offer and listing details" above for further information.

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

        Refer to "Item 10.B" of our registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934, filed with the Securities and Exchange Commission on

6 March 2003 (the Registration Statement) for the object and purpose of the company. The objects and purpose are not specifically contained in the company's constitution, its MOI. Instead the company has been given the powers and capacity of an individual, that is to say its powers and capacity, subject to the South African Companies Act, No. 71 of 2008 (the Companies Act), are unlimited (clause 4.1) and may do anything which the Companies Act and the JSE Listings Requirements empower it to do if so authorised by its MOI (clause 4.3).

        The company's MOI was amended on 27 November 2019 by way of shareholders' special resolution at the company's annual general meeting. However, none of the amendments effected relate to the matters disclosed in the sections of Item 10.B below, or otherwise in connection with this annual report on Form 20-F. See Exhibit 1.1 for the company's latest MOI.

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

  Directors' personal financial interest.

        Clause 28.2.2 of our MOI provides that directors who do not predominantly make up the class of participants as not having a personal financial interest and accordingly, they can participate in and vote at the board meeting at which these decisions are considered. This is a stricter standard than the Companies Act which permits directors to participate and vote as long as they and their related parties are not the only members of the class.

3. Rights and privileges of holders of our securities

  General

        We have Ordinary Shares and Sasol BEE Ordinary Shares in issue which rank pari passu in all respects as to voting and financial interests. The only difference between them in principle is that anyone may own ordinary shares but Sasol BEE ordinary shares may only be owned by persons who meet certain broad-based black economic empowerment credentials. In order to meet such credentials such person must, inter alia, be a South African citizen.

        For more details regarding shareholders voting rights, see information provided in our Registration Statement.

        Dividend rights, including any time limit after which dividend entitlement lapses and an indication of the party in whose favour this entitlementoperates.    In terms of our MOI, the company may make any type of distributions, including in specie distributions and distributions of capital. Only once a dividend is declared by the board, does a shareholder have a right to receive a dividend which may be enforced against the company.

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

        Voting rights including whether directors stand for re election at staggered intervals and the impact of that arrangement where cumulative voting is permitted or required.    Each Sasol BEE ordinary share ranks pari passu with each ordinary share in relation to the right to vote at shareholders' meetings of the company.

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

        The directors determine the appropriate number (determined by the directors within the minimum and maximum limits stipulated in the MOI (being 10 and 16 directors respectively)) and the suitable persons (with the assistance of the Nomination and Governance Committee) to recommend to the shareholders for election / re election as directors from time to time. In addition, any shareholder may nominate a person for consideration for election as a director.

        Shareholder right to share in the company profits.    There is no absolute right for shareholders to share in profits. They are dependent upon the directors declaring dividends or other distributions, (subject to the solvency and liquidity requirements being met). However, if the directors do declare dividends or other distributions, it is only the shareholders who participate.

        Rights to surplus in the event of liquidation.    The Ordinary Shares and the Sasol BEE Ordinary Shares each rank pari passu if there is a surplus on winding up.

        Redemption provision.    There are no redemption provisions relating to the ordinary shares and the Sasol BEE ordinary shares.

        Sinking funds.    There are no sinking funds.

        Liability for further capital calls by the company.    The Companies Act allows for partly paid shares to be issued under certain circumstances. The company is prohibited by our MOI from making use of these provisions.

        There are no other types of capital calls which the company could make against its shareholders. In particular, the MOI expressly provides that no obligation be imposed, in respect of a distribution of capital, that the company is entitled to be subscribed again. This is not required under the Companies Act nor the JSE listings requirements.

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

        If the rights, privileges or conditions of any class of shareholders will be adversely affected, then provision is made in the MOI for a separate class meeting of the holders of such class of shares. There is no such requirement in the Companies Act.

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

        Before a person will be allowed to attend or participate at shareholder meetings in person or by proxy, that person must present reasonably satisfactory identification and the person presiding at the meeting must reasonably satisfy himself/herself that the right of the person to attend as shareholder or proxy has been verified. Meetings of shareholders may be attended by any person who holds shares in the company and whose name has been entered into our securities register and any person who is entitled to exercise any voting rights in relation to the company. Any person entitled to attend and to vote at any meeting may appoint a proxy/ies in writing to attend and to vote at such meeting on his/her/its behalf. In respect of shares which are not subject to the rules of a central securities depository, and in respect of which a person holds a beneficial interest which includes the right to vote on a matter, that beneficial holder may attend and vote on a matter at a meeting of shareholders, but only if that person's name has been entered in our register of disclosures as the holder of that beneficial interest. Shareholders who have dematerialised their shares other than on an own name basis, are required to contact their Central Securities Depository Participant, as the case may be, for assistance to attend and vote at meetings.

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

6. Limitations on the rights to own shares

        Non-South African shareholders are treated no differently from South African shareholders as to the ownership of shares under the company's MOI. However, Sasol BEE ordinary shares may only be owned by persons who must, inter alia, be South African citizens.

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

        There are no provisions in our MOI which could have the effect of delaying, deferring or preventing a change of control of the company and that would operate only with respect to a merger, acquisition or corporate restricting involving the company or any of its subsidiaries, save perhaps that the requirement that the ownership of Sasol BEE Ordinary Shares are restricted to certain persons.

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

  •
  the board of directors does not have the power to amend the authorisation (including increasing or decreasing the number) and classification of shares (including determining rights, limitations and preferences) which is permitted under the Companies Act, without the authority of a special resolution; and

  •
  the permission under the Companies Act to allow rights, privileges or conditions attaching to any class of shares to vary in response to any objectively ascertainable external fact/s, is excluded under our MOI.

10.C Material contracts

        We do not have any material contracts, other than contracts entered into in the ordinary course of business.

10.D Exchange controls

        South African exchange control regulations are administered by the Financial Surveillance Department (FSD) of the South African Reserve Bank and are applied throughout the Common Monetary Area (CMA) (South Africa, the Kingdoms of Lesotho and Swatini and the Republic of Namibia) and regulate transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.

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

        Foreign investments.    Under current exchange control regulations, we, and our South African subsidiaries, require approval, either by Authorised Dealers of the FSD to invest offshore.

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

        The tax is currently levied at a marginal rate of R127 per ton CO2e of GHGs (process emissions, combustion emissions and fugitive emissions) emitted by a company. This rate is reduced by way of a number of allowances resulting in a lower effective tax. However, there are increased administration and compliance costs for the carbon taxpayer over and above the carbon tax liability.

        SARS has extended the section 12L energy efficiency allowances that taxpayers can qualify for until 31 December 2022 to incentivise taxpayers to transition into a low-carbon economy. Being a responsible corporate citizen, Sasol has embarked on various initiatives to reduce our carbon footprint over a number of years. This has culminated in the claiming of section 12L benefits totalling in excess of R15 billion since the introduction of the section 12L energy efficiency allowances. In addition, we continue to investigate and invest in initiatives that result in such energy efficiency savings while shifting towards a relatively low-carbon footprint, thereby effectively managing our carbon tax liability for the group.

Taxation of dividends

        A dividends tax was introduced in South Africa with effect from 1 April 2012. In terms of these provisions, a dividends tax at the rate of 20% currently is levied on any dividend paid by a company to a shareholder. The liability to pay such dividends tax is on the shareholder, even though the company generally acts as a withholding agent. In the case of listed shares, the regulated intermediary (being the Central Securities Depository Participant referred to below) is liable to withhold the dividends tax.

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

        The definition of a dividend currently means any amount, other than a dividend consisting of a distribution of an asset in specie declared and paid as contemplated in section 31(3), transferred or applied by a company that is a resident (including Sasol) for the benefit or on behalf of any person in respect of any share in that company, whether that amount is transferred or applied by way of a distribution made by the company, or as consideration for the acquisition of any share in that company. It specifically excludes any amount transferred or applied by the company that results in a reduction of so-called contributed tax capital (CTC) or constitutes shares in the company or constitutes an acquisition by the company of its own securities by way of a general repurchase of securities in terms of the JSE Listings Requirements. A distinction is thus made between a general repurchase of securities and a specific repurchase of securities. If the company embarks upon a general repurchase of securities, the proceeds are not deemed to be a dividend whereas, in the case of a specific repurchase of securities where the purchase price is not funded out of CTC, the proceeds are likely to constitute a dividend.

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

  Reportable arrangements

        The legislation dealing with Reportable Arrangements (RA) was promulgated during February 2016 which places a requirement on South African taxpayers to report certain transactions which are perceived by SARS to have characteristics that may lead to undue tax benefits. The reporting of such transactions intends to give SARS advance notice of the arrangements. In this regard, RA would typically include the following:

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

        This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax or the 3.8% Medicare tax on net investment income, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, persons who directly or indirectly hold more than 10% of Sasol's shares (by vote or value), partnerships or other pass-through entities or arrangements or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

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

Taxation of distributions

        Distributions (without reduction of South African withholding taxes, if any) made with respect to shares or ADSs (other than certain pro rata distributions of Sasol's capital stock or rights to subscribe for shares of Sasol's capital stock) are includible in the gross income of a US holder as foreign source dividend income on the date such distributions are received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs, to the extent paid out of Sasol's current or accumulated earnings and profits, if any, as determined for US federal income tax purposes ("earnings and profits"). Any distribution that exceeds Sasol's earnings and profits will be treated first as a non-taxable return of capital to the extent of the US holder's tax basis in the shares or ADSs (thereby reducing a US holder's tax basis in such shares or ADSs) and thereafter as either long-term or short-term capital gain (depending on whether the US holder has held shares or ADSs, as applicable, for more than one year as of the time such distribution is actually or constructively received).

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

        Subject to certain limitations (including a minimum holding period requirement), South African dividend withholding taxes (as discussed above under "Item 10.E—Taxation—South African taxation—Taxation of dividends") will be treated as foreign taxes eligible for credit against a US holder's US federal income tax liability. For this purpose, dividends distributed by Sasol with respect to shares or ADSs generally will constitute foreign source "passive category income" for most US holders. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder may instead elect to deduct any such foreign income taxes paid or accrued in the taxable year, provided that the US holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits or the deductibility of foreign taxes.

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

Sale, exchange or other taxable disposition of shares or ADSs

        Upon a sale, exchange or other taxable disposition of shares or ADSs, a US holder generally will recognise a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder's adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder's holding period in the shares or ADSs exceeds one year at the time of disposition if Sasol was not, at any time during the holder's holding period, a PFIC, as discussed below, for US federal income tax purposes. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, long-term capital gain generally is subject to US federal income tax at preferential rates. Each US holder of shares or ADSs is urged to consult his own tax advisor regarding the potential US tax consequences from the taxable disposition of shares or ADSs, including foreign currency implications arising therefrom and any other South African taxes imposed on a taxable disposition.

Passive foreign investment company considerations

        A non-U.S. corporation is a passive foreign investment company in any taxable year in which,

after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average of its assets is attributable to assets that produce or are held to produce passive income. Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2020. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not "qualified dividend income" and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

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

Refer to "Item 18—Financial Statements—Note 43 Financial risk management and financial instruments" for a qualitative and quantitative discussion of the group's exposure to these market risks. Specific recognition and measurement principles of the interest rate swap are contained within the same reference. The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations. Liabilities reflect principal payments in each year.

Liabilities—notional	2021	2022	2023	2024	2025	Thereafter	Total	Fair value
	(Rand in millions)
Fixed rate (Rand)	—	—	—	—	—	658	658	658
Average interest rate	8,00%	8,00%	8,00%	8,00%	8,00%	8,00%
Variable rate (Rand)	5 061	99	2 242	66	66	100	7 634	7 423
Average interest rate	7,02%	7,31%	7,38%	8,41%	8,41%	8,41%
Fixed Rate (US$)	1 125	123	17 433	26 086	127	13 535	58 429	52 366
Average interest rate	5,63%	5,63%	5,83%	6,23%	6,55%	6,54%
Variable rate (US$)	35 931	5 677	3 039	25 653	52 267	—	122 567	122 069
Average interest rate	2,49%	2,47%	2,46%	2,49%	2,55%	—%
Fixed rate (Euro)	102	95	92	69	45	39	442	442
Average interest rate	1,35%	1,42%	1,57%	1,79%	1,95%	1,95%

Total	42 219	5 994	22 806	51 874	52 505	14 332	189 730	182 958

	2021	2022	2023	2024	2025	Thereafter	Fair value
	(Rand in millions)
Interest rate swap—designated as a hedging instrument (instrument 1)*
Average notional amount	31 686	29 881	28 205	26 504	24 695	22 365	(4 058)
Average receive rate	0,26%	0,23%	0,23%	0,25%	0,30%	0,38%
Average pay rate	2,82%	2,82%	2,82%	2,82%	2,82%	2,82%
Notional at 30 June	31 252	29 417	27 794	26 067	24 230	22 356
Interest rate swap—designated as a hedging instrument (instrument 2)*
Average notional amount	452	397	349	304	259	124	(85)
Average receive rate	0,98%	0,28%	0,31%	0,42%	0,59%	1,01%
Average pay rate	2,80%	2,80%	2,80%	2,80%	2,80%	2,80%
Notional at 30 June	438	383	338	293	248	113

	2021	2022	2023	2024	2025	Thereafter	Total Maturity
	(Rand in millions)
Foreign Currency Derivatives—held for trading*
US$
Zero-cost collars	(2 861)	—	—	—	—	—	(2 861)
Foreign Exchange Contracts	415	—	—	—	—	—	415
Other derivatives	53	44	31	27	26	2 001	2 183
Euro
Foreign Exchange Contracts	1	—	—	—	—	—	1
Commodity derivatives—held for trading*
Crude oil
Crude oil options	113	—	—	—	—	—	113
Crude oil futures	716	—	—	—	—	—	716
Crude oil zero-cost collars	(174)	—	—	—	—	—	(174)
Other commodity derivatives	109	—	—	—	—	—	109
Ethane price
Ethane swap options	(126)	—	—	—	—	—	(126)

*
For more information relating to contract amounts, weighted average strike prices, notional amounts and weighted average pay rate refer to "Item 18—Financial Statements—Note 43 Financial risk management and financial instruments".

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

12.D.4 Depositary payments for 2020

        J.P Morgan paid an amount of US$2 275 620 to Sasol on 3 August 2020 in respect of annual contributions.

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.    CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

        The company's President and Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the group's disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report on Form 20-F.

        Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the company's disclosure controls and procedures were not effective as of 30 June 2020 due to the existence of material weaknesses in internal control over financial reporting as described below in section (b).

        Notwithstanding these material weaknesses, management concluded that the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Management's assessment is based upon a number of factors, including, but not limited to:

  •
  The ongoing monitoring of progress in executing the LCCP throughout the financial year ended 30 June 2020;

  •
  Remediation actions taken to date with regards to the individual control and project-related control environment deficiencies, some of which have been successfully implemented as of 30 June 2020 and some of which remain ongoing; and

  •
  The corrective action that has been taken with regard to the accuracy of the impairment assessments performed on certain cash generating units related to the South Africa integrated value chain within one segment of the company for the year ended 30 June 2020.

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

        Management assessed the effectiveness of the company's internal control over financial reporting as of 30 June 2020. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework (2013)".

  Material Weaknesses

        A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on timely basis.

        Based on its assessment, management has determined that the company's internal control over financial reporting remains ineffective as of 30 June 2020 due to the existence of the following material weaknesses, (i) the continued existence of a material weakness with respect to the capital cost estimation process implemented in connection with the LCCP, as previously disclosed on our Annual Report on Form 20-F for the year ended 30 June 2019, and (ii) a material weakness identified as at 30 June 2020, with respect to the level of precision applied to the impairment assessments performed on the South Africa integrated value chain cash generating units within one segment of the company.

(i)
Material Weakness with respect to the capital cost estimation process implemented in connection with the LCCP, which resulted from the aggregation of a series of individual control and project-related control environment deficiencies

        As previously disclosed, our management concluded that the material weakness identified above was the result of a number of deficiencies:

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

        Our management has further determined that this unremediated material weakness led to a misstatement in the disclosure of the Company's capital commitments for the year ended 30 June 2018, which has been revised in the Company's consolidated financial statements for the year ended 30 June 2019. Additionally, this material weakness could result in misstatements of the LCCP capital cost and related assets under construction and property, plant and equipment impairment account balances or disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

(ii)
Material Weakness with respect to the level of precision applied to the impairment assessments performed on certain cash generating units related to the South Africa integrated value chain within one segment of the company.

        Management concluded that the controls designed and implemented to review the results of impairment assessments performed on the South Africa integrated value chain cash generating units in one segment of the company did not operate at the required level of precision to prevent or detect a material misstatement. Specifically, these controls did not effectively function at the level of precision required to ensure that the assumptions applied in determining cash flow projections are reasonable in response to changes in the business environment and that the discounting principles applied aligns to group policy. These deficiencies impacted the determination of the recoverable value of these cash generating units for the purpose of impairment assessments. This material weakness resulted in an audit adjustment that was recorded to the company's consolidated financial statements for the year ended 30 June 2020 related to property, plant and equipment, assets under construction, remeasurement items affecting operating profit (impairment of property, plant and equipment and assets under construction) account balances and disclosures. This material weakness did not result in a misstatement in any previously issued consolidated financial statements.

        If not remediated, this material weakness could result in misstatements of property, plant and equipment, assets under construction, remeasurement items affecting operating profit (impairment of property, plant and equipment and assets under construction) account balances and disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

(c) Remediation efforts to address material weaknesses

(i)
Remediation Efforts to Address the Material Weakness with respect to the capital cost estimation process implemented in connection with the LCCP, which resulted from the aggregation of a series of individual control and project-related control environment deficiencies.

        The company is committed to ensuring a strong internal control environment and to ensuring that a proper, consistent tone is communicated throughout the organisation. To that end, our management, with the oversight from our Audit Committee, made considerable progress in remediating the material weakness identified above and is currently still executing remedial actions as per our remediation plan in order to fully remediate the underlying causes that gave rise to the material weakness.

        As of 30 June 2020, the company has successfully completed the following remedial actions:

  •
  Reassigned LCCP oversight and accountability to the Chief Executive Officer and added additional project management resources to the LCCP project;

  •
  Engaged in consequence management, including the removal from all work responsibilities and initiating disciplinary action against the Executive Vice President previously in charge of LCCP and negotiated the separation of the three Senior Vice Presidents with roles in the project; as well as reducing compensation or bonuses to over a dozen other individuals who had involvement in the project;

  •
  Implemented a new LCCP controls structure, independent from LCCP execution activities, and redesigned the controls regarding LCCP cost reporting, to ensure segregation of duties, control effectiveness, and appropriate oversight;

  •
  Completed additional external assurance work to validate aspects of the company's estimates regarding the LCCP's cost and schedule;

  •
  Reconfirmed our critical leadership behaviours;

  •
  Introduced cultural/ behavioural moments in business meetings to start dialogue on ways of working and our culture;

  •
  Revised our procedures regarding the escalation of ethics complaints and internal investigation findings including rolling out the revised procedures to stakeholders; and

  •
  Provided individual coaching to the executive leadership involved in the oversight of the LCCP, reviewed the terms of reference and membership of the relevant oversight committees and evaluated the effectiveness of these committees.

        The company is progressing with several ongoing remedial steps to address the tone and cultural aspects of the identified root causes of the material weakness. These include:

  •
  Continuing with the roll-out of our Cultural enhancement programme, which is considered vital to the implementation of our redesigned operating model to become a more streamlined company through Future Sasol; we are also assessing our talent management and leadership development processes and implementing specific cultural interventions where required;

  •
  Directing Operating Model Entities (OMEs) to implement the action plans that have been defined with employees to address areas to improve culture within each OME;

  •
  Rolling out additional training, including as to reporting obligations, to the various employees involved in the LCCP and/or its oversight; and

  •
  Continuing with the evaluation and improvement of the effectiveness of our functions in the United States as the environment changes with progress reported to oversight committees.

        While significant progress was made to remediate the material weakness as of 30 June 2020, the company is continuing with the implementation of some of the longer-term remediation efforts described above.

(ii)
Remediation Efforts to Address the Material Weakness with respect to the level of precision applied to the impairment assessments performed on certain cash generating units related to the South Africa integrated value chain within one segment of the company.

        We have evaluated this material weakness and are developing a plan of remediation to strengthen our internal controls related to the impairment processes and the level of precision applied in the review controls within the segment. The remediation efforts summarized below are intended to address the underlying causes that gave rise to this material weakness.

  •
  Level of precision applied in management review controls—We are in the process of implementing a plan to enhance the level of precision at which our internal control over financial reporting, relating to impairment assessment performed for this segment's cash generating units, is performed. Specifically, we will be (i) revising the processes and controls to ensure identification of appropriate sources for assumptions and (ii) implementing additional review procedures to enhance the level of precision of the review processes.

  •
  Technology enhancements—An appropriate and standard impairment model with associated controls will be designed, tested and implemented to cater for the applicable cash generating unit's impairment testing and allowing for the use of standard assumptions and methodologies.

        We believe our actions will be effective in remediating the above noted material weaknesses, and we continue to devote significant time and attention to these efforts. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address control deficiencies or we may modify certain of the remediation measures described above. The material weaknesses will not be considered remediated until we have completed designing and implementing the longer-term remediation efforts and the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

(d) Attestation report of the registered public accounting firm

        The effectiveness of the company's internal control over financial reporting as of 30 June 20120 was audited by PricewaterhouseCoopers Inc., an independent registered public accounting firm, as stated in its report on page F-1 of this Form 20-F.

(e) Changes in internal control over financial reporting

        We determined that there were no changes in the company's internal control over financial reporting, including due to the effects of COVID-19 and moving towards a remote working environment, during the year ended 30 June 2020 that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting.

Item 16.A    AUDIT COMMITTEE FINANCIAL EXPERT

        Mr. Colin Beggs, an independent member of the audit committee and its chairman since 1 January 2011, was determined by our board to be the audit committee's financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE and the SEC.

Item 16.B    CODE OF ETHICS

        In August 2020, Sasol approved an update to its current Code of Conduct. The Code of Conduct adopts a behaviours-based approach which reinforces the importance of linking our day-to-day actions to Sasol's shared values and our culture. The Code of Conduct is further underpinned by policies and guidance notes to enhance its everyday application. The Code of Conduct applies to all our directors, officers and employees, including the President and Chief Executive Officer, Chief Financial Officer and the Senior Vice President: Financial Control Services.

        Any amendment or waiver of the Code of Conduct as it relates to our President and Chief Executive Officer or Chief Financial Officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.

        The Code of Conduct is available on our internet website. The website address is https://www.sasol.com/sustainability/ethics/sasol-code-conduct. This website is not incorporated by reference in this annual report.

        We operate an independent ethics reporting telephone line through external advisors. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report deviations from ethical behaviour, including fraud and unsafe behaviour, environmental misconduct or human rights abuses. Our Code of Conduct and related policies guide our interactions with all government representatives. Our policy prohibits contributions to political parties or government officials since these may be interpreted as an inducement for future beneficial treatment, and as interference in the democratic process.

Item 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2020 and 2019 years.

	Audit fees		Audit- related fees	Tax fees	All other fees	Total
	(Rand in millions)
2020(1)	142	(2)	1	1,2	0,3	144
2019(1)	93		3	0,4	0,8	97

(1)
In respect of our audit committee approval process, all non-audit and audit fees paid to PricewaterhouseCoopers Inc. have been pre-approved by the audit committee.

(2)
Included in 2020 is R32 million for the audit of the independent review of the Lake Charles Chemical Project (LCCP), commissioned by the Board of Directors.

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

        No work was performed by persons other than the principal accountant's employees on the principal accountant's engagement to audit Sasol Limited's financial statements for 2020.

Item 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

Item 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of ordinary shares repurchased	Average price paid per share	Shares cancelled under the share repurchase scheme	Total number of shares purchased as part of publicly announced programmes	Maximum number of shares that may yet be purchased under the programmes
For the year ended 30 June 2020
2019-10-31 to 2020-06-30	—	—	—	—	—

	—		—	—

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

        We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2020.

        Refer to "Integrated Report—Governance overview" as contained in Exhibit 99.8, for further details of our corporate governance practices.

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

Index to Consolidated Financial Statements for the years ended 30 June 2020, 2019 and 2018

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

  Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated statements of financial position of Sasol Limited and its subsidiaries (the "Company") as of 30 June 2020 and 30 June 2019, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2020, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of 30 June 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2020 and 30 June 2019, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 30 June 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to the capital cost estimation process implemented in connection with the Lake Charles Chemicals Project, which resulted from the aggregation of a series of individual control and project-related control environment deficiencies, and the level of precision applied to the impairment assessments performed on certain cash generating units related to the South Africa integrated value chain within one segment of the Company.

        A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 30 June 2020 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

  Substantial Doubt about the Company's Ability to Continue as a Going Concern

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a consolidated net loss of R91 272 million during the year ended 30 June 2020 and its ability to meet its debt covenant requirements at 31 December 2020 and 30 June 2021 and repay debt as it becomes due is dependent on the timing and quantum of cash flows from operations, the ability to realise cash through a combination of asset disposals, or part thereof, and the successful raising of equity, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  Change in Accounting Principle

        As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2020.

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

  Impairment assessment of property, plant and equipment ("PPE") and assets under construction ("AUC")

        As described in Notes 20 and 21 to the consolidated financial statements, the Company's consolidated PPE and AUC at 30 June 2020 amounted to R204 470 million and R27 802 million, respectively. Furthermore, as described in Note 10 to the consolidated financial statements, management recognised an impairment charge of R111 592 million for the year ended 30 June 2020, mainly related to the Base Chemicals assets held for sale within its North American operations and numerous cash generating units ("CGUs") within the South African integrated value chain. Management assesses non-financial assets for impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger CGU to which it belongs. Management judgement is applied in identifying CGUs. The recoverable amount of the assets assessed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Future cash flow assumptions relating to this valuation are estimated based on financial budgets which reflect the long term plans for the Company. The determination of future cash flows include significant management judgement and assumptions, including crude oil prices, gas prices, chemical prices, exchange rates, growth rates and weighted average cost of capital ("WACC") rates.

        The principal considerations for our determination that performing procedures relating to the impairment assessment of PPE and AUC is a critical audit matter are (i) significant judgments by management when identifying CGUs, as well as developing their assessment of the recoverable amount for all CGUs where impairment indicators were identified; (ii) a high degree of auditor judgment, subjectivity and effort in evaluating management's identification of CGUs and main assumptions, including crude oil prices, gas prices, chemical prices, exchange rates, growth rates and WACC rates; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, a material weakness was identified related to this matter.

        Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's budgeting process and impairment calculations, including controls relating to the main assumptions used in these calculations. These procedures also included, among others, an assessment of the appropriateness of the CGUs identified by management, testing management's process for determining the recoverable amount of the CGUs where impairment indicators were identified, evaluating the appropriateness of the methodology used in the impairment models, testing the completeness, accuracy, and relevance of underlying data used in the impairment models, and evaluating the main assumptions used by management. Evaluating the reasonableness of management's assumptions involved (i) evaluating key market-related assumptions (including crude oil prices, gas prices, chemical prices, exchange rates, growth rates and WACC rates) used in the models to external market and third party data, (ii) evaluating fair value less costs to sell assumptions against third party non-binding offers, (iii) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, and (iv) performing sensitivity analyses. Professionals with specialised skill and knowledge were used to assist in evaluating the appropriateness of the methodology applied in the impairment models and evaluating the reasonableness of the WACC rates assumption.

/s/ PricewaterhouseCoopers Inc

Johannesburg, Republic of South Africa
24 August 2020

We have served as the Company's auditor since 2014.

SUPPLEMENTAL OIL AND GAS INFORMATION (unaudited)

        In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 932, "Extractive Industries—Oil and Gas", and regulations of the US Securities and Exchange Commission (SEC), this section provides supplemental oil and gas information separately about our natural oil and gas exploration and production operations, as managed by Exploration and Production International (E&PI); and about our coal mining operations and the conversion of coal reserves to synthetic oil, as managed by Mining and Secunda Synfuels Operations.

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

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

        The table below presents the costs incurred, during the last three years, in natural oil and gas property acquisition, exploration and development activities, whether capitalised or charged to income directly.

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)	Australasia(1)	Total
Year ended 30 June 2018
Acquisition of proved properties	—	—	—	—	—
Acquisition of unproved properties	—	—	—	—	—
Exploration	395,8	265,5	—	(2,2)	659,1
Development	1 674,5	19,3	106,0	—	1 799,8

Total costs incurred	2 070,3	284,8	106,0	(2,2)	2 458,9

Year ended 30 June 2019
Acquisition of proved properties	—	—	—	—	—
Acquisition of unproved properties	—	—	—	—	—
Exploration	298,0	104,5	—	—	402,5
Development	576,9	278,7	141,5	—	997,1

Total costs incurred	874,9	383,2	141,5	—	1 399,6

Year ended 30 June 2020
Acquisition of proved properties	—	—	—	—	—
Acquisition of unproved properties	—	—	—	—	—
Exploration	289,6	124,6	—	—	414,2
Development	782,8	440,3	132,4	—	1 355,5

Total costs incurred	1 072,4	564,9	132,4	—	1 769,7

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

	Mozambique	Rest of Africa(1)	North America(1)	Total
Year ended 30 June 2018
Proved properties	8 937,9	4 438,7	28 396,0	41 772,6

Producing wells and equipment	8 496,4	4 413,7	28 396,0	41 306,1
Non-producing wells and equipment	441,5	25,0	—	466,5

Unproved properties	5 965,4	39,7	—	6 005,1

Capitalised costs	14 903,3	4 478,4	28 396,0	47 777,7
Accumulated depreciation	(4 292,0)	(4 323,8)	(25 104,2)	(33 720,0)

Net book value	10 611,3	154,6	3 291,8	14 057,7

Year ended 30 June 2019
Proved properties	10 107,4	4 836,8	29 606,0	44 550,2

Producing wells and equipment	9 734,9	4 811,9	29 506,0	44 052,8
Non-producing wells and equipment	372,5	24,9	100,0	497,4

Unproved properties	6 904,1	40,7	—	6 944,8

Capitalised costs	17 011,5	4 877,5	29 606,0	51 495,0
Accumulated depreciation	(4 862,3)	(4 581,2)	(28 594,0)	(38 037,5)

Net book value	12 149,2	296,3	1 012,0	13 457,5

Year ended 30 June 2020
Proved properties	11 388,8	6 596,7	35 650,0	53 635,5

Producing wells and equipment	10 686,5	6 576,0	35 650,0	52 912,5
Non-producing wells and equipment	702,3	20,7	—	723,0

Unproved properties	8 625,6	50,0	—	8 675,6

Capitalised costs	20 014,4	6 646,7	35 650,0	62 311,1
Accumulated depreciation	(5 563,9)	(5 943,2)	(34 225,2)	(45 732,3)

Net book value	14 450,5	703,5	1 424,8	16 578,8

(1)
Rest of Africa comprises Gabon and South Africa; North America comprises Canada.

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

        The results of operations for natural oil and gas producing activities are summarised in the table below.

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)	Australasia(1)	Total
Year ended 30 June 2018
Sales to unaffiliated parties	217,6	984,6	284,2	—	1 486,4
Transfers to affiliated parties	2 711,3	—	—	—	2 711,3

Total revenues	2 928,9	984,6	284,2	—	4 197,7
Production costs	(926,4)	(578,4)	(182,6)	(0,8)	(1 688,2)
Foreign currency translation gains/(losses)	108,0	206,2	—	(0,8)	313,4
Exploration expenses	(14,8)	(86,6)	—	(0,1)	(101,5)
Valuation provision	(1 295,4)	—	(2 763,8)	(33,9)	(4 093,1)
Farm-down gains/(losses)	—	11,9	—	—	11,9
Depreciation	(466,8)	(75,1)	(893,9)	—	(1 435,8)

Operating profit/(loss)	333,5	462,6	(3 556,1)	(35,6)	(2 795,6)
Tax	(285,9)	(138,2)	—	—	(424,1)

Results of operations	47,6	324,4	(3 556,1)	(35,6)	(3 219,7)

Year ended 30 June 2019
Sales to unaffiliated parties	303,0	1 135,1	239,0	—	1 677,1
Transfers to affiliated parties	3 506,9	—	—	—	3 506,9

Total revenues	3 809,9	1 135,1	239,0	—	5 184,0
Production costs	(781,6)	(537,9)	(173,6)	—	(1 493,1)
Foreign currency translation (losses)/gains	(125,6)	54,0	—	(3,6)	(75,2)
Exploration expenses	(406,0)	(303,6)	—	3,1	(706,5)
Valuation provision	—	—	(1 946,9)	2,3	(1 944,6)
Farm-down gains/(losses)	—	—	—	—	—
Depreciation	(576,6)	(148,5)	(830,7)	—	(1 555,8)

Operating profit/(loss)	1 920,1	199,1	(2 712,2)	1,8	(591,2)
Tax	(663,7)	(246,5)	—	—	(910,2)

Results of operations	1 256,4	(47,4)	(2 712,2)	1,8	(1 501,4)

Year ended 30 June 2020
Sales to unaffiliated parties	303,7	1 024,1	341,2	—	1 669,0
Transfers to affiliated parties	3 534,7	—	—	—	3 534,7

Total revenues	3 838,4	1 024,1	341,2	—	5 203,7
Production costs	(706,8)	(566,9)	(307,0)	—	(1 580,7)
Foreign currency translation (losses)/gains	(1 198,7)	442,2	—	—	(756,5)
Exploration expenses	(420,1)	(313,9)	—	—	(734,0)
Valuation provision	(13,3)	—	0,4	—	(12,9)
Farm-down gains/(losses)	—	—	—	—	—
Depreciation	(707,5)	(329,3)	(281,5)	—	(1 318,3)

Operating profit/(loss)	792,0	256,2	(246,9)	—	801,3
Tax	(616,8)	(77,0)	—	—	(693,8)

Results of operations	175,2	179,2	(246,9)	—	107,5

(1)
Rest of Africa comprises Gabon, Nigeria and South Africa; North America comprises Canada; Australasia comprises Australia.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

        The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas, as at 30 June 2020 and the two previous years, along with volumes produced during the year. The table also presents the changes in the proved reserves and the reasons for the changes, over the last three years.

        As at 30 June 2020, the total proved reserve estimate for natural oil and gas is 146,3 million barrels in oil equivalent terms (6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil).

	Crude oil and condensate(3)				Natural gas(3)			Oil equivalent(3)
	Mozambique(1)	Rest of Africa(2)(4)	North America(2)	Total	Mozambique(1)	North America(2)	Total	Mozambique(1)	Rest of Africa(2)(4)	North America(2)	Total
	Millions of barrels				Billions of cubic feet			Equivalent, Millions of barrels
Balance at 30 June 2017	3,4	1,7	0,6	5,7	1 139,7	122,4	1 262,1	193,4	1,7	20,9	216,0
Revisions	(0,1)	1,1	(0,2)	0,8	4,7	(41,7)	(37,0)	0,6	1,1	(7,1)	(5,4)
Improved recovery	(0,1)	0,1	—	—	(18,8)	1,7	(17,1)	(3,2)	0,1	0,3	(2,8)
Production	(0,3)	(1,1)	(0,1)	(1,5)	(115,9)	(19,2)	(135,1)	(19,6)	(1,1)	(3,3)	(24,0)

Balance at 30 June 2018	2,9	1,8	0,3	5,0	1 009,7	63,2	1 072,9	171,2	1,8	10,8	183,8
Revisions	(0,3)	1,2	(0,1)	0,8	50,2	(8,7)	41,5	8,1	1,2	(1,5)	7,8
Improved recovery	—	0,2	0,1	0,3	—	3,2	3,2	—	0,2	0,6	0,8
Production	(0,2)	(1,2)	(0,1)	(1,5)	(113,9)	(16,3)	(130,2)	(19,2)	(1,2)	(2,8)	(23,2)

Balance at 30 June 2019	2,4	2,0	0,2	4,6	946,0	41,4	987,4	160,1	2,0	7,1	169,2
Revisions	(1,2)	—	0,4	(0,8)	(33,1)	30,5	(2,6)	(6,7)	—	5,5	(1,2)
Improved recovery	—	1,2	—	1,2	—	—	—	—	1,2	—	1,2
Production	(0,2)	(1,3)	(0,2)	(1,7)	(112,4)	(15,0)	(127,4)	(18,9)	(1,3)	(2,7)	(22,9)

Balance at 30 June 2020	1,0	1,9	0,4	3,3	800,5	56,9	857,4	134,5	1,9	9,9	146,3

Proved developed reserves
At 30 June 2018	2,4	1,8	0,3	4,5	821,1	63,2	884,3	139,2	1,8	10,8	151,8

At 30 June 2019	1,9	1,8	0,1	3,8	750,0	38,2	788,2	126,9	1,8	6,5	135,2

At 30 June 2020	1,0	1,9	0,4	3,3	721,6	56,9	778,5	121,3	1,9	9,9	133,1

Proved undeveloped reserves
At 30 June 2018	0,5	—	—	0,5	188,6	—	188,6	32,0	—	—	32,0

At 30 June 2019	0,5	0,2	0,1	0,8	196,0	3,2	199,2	33,2	0,2	0,6	34,0

At 30 June 2020	0,0	—	—	0,0	78,9	—	78,9	13,2	—	—	13,2

(1)
Natural oil and gas production in Mozambique in 2018, 2019 and 2020 originated from the single operational Pande-Temane PPA field, which comprises more than 15% of our total proved reserves.

(2)
Rest of Africa comprises Gabon; North America comprises Canada.

(3)
Volumes presented in this table are after deduction of royalty taken in kind.

(4)
Quantities for the EMP asset in Gabon include "tax barrels".

Preparation of reserve estimates

        To ensure E&PI's internal estimates of natural oil and gas reserves are appropriate, are accurately disclosed and are compliant with current Securities and Exchange Commission (SEC) regulations and Financial Accounting Standards Board (FASB) requirements, E&PI has established and maintains an estimation system comprising guidelines, procedures and standards, which are subject to review by suitably experienced independent external consultants, and a set of internal controls, which are in accordance with the requirements of the Sarbanes-Oxley Act of 2002. The internal controls cover, among other matters, the segregation of duties between the asset teams which prepare the reserve estimates and, the corporate reserves team which maintains the system and assures the estimates. The controls also include confirmation that the members of the corporate reserves team are appropriately qualified and experienced and that their compensation arrangements are not materially affected by the reserves.

        The internal estimation process includes a review of all estimated future production rates and future capital and operating costs to ensure that the assumptions, data, methods and procedures are appropriate; a review of the technologies used in the process to determine reliability; and arrangements to validate the economic assumptions and to ensure that only accurate, complete and consistent data are used in the estimation of reserves.

        The technical person within E&PI who is primarily responsible for overseeing the internal preparation of natural oil and gas reserves estimates is the E&PI Manager: Corporate Reserves and Resources. The incumbent is a Member of the Energy Institute, a Chartered Petroleum Engineer, holds a MA and MSc in Mathematics and has 41 years' experience in oil and gas exploration and production activities with 32 years' experience in reserves estimation.

        The corporate authority accountable for the internal process, the control environment and the engagement of independent qualified reserves evaluators (if any) is the E&PI Hydrocarbon Resource Committee. For 2020, we

commissioned McDaniel & Associates Consultants Ltd, an independent petroleum engineering consulting firm based in Canada, to carry out an independent assessment of our reserve estimation in Canada as of 30 June 2020. McDaniel & Associates Consultants Ltd. does not have any direct or indirect financial interest in our company. The fees of McDaniel & Associates Consultants Ltd. are not contingent upon reported reserve estimates. Mr. Steven W. Carmichael and Mr. David G. Jenkinson, each a Vice President of McDaniel & Associates Consultants Ltd., are primarily responsible for the preparation of our reserve report. Mr. Steven W. Carmichael is a petroleum engineer and has in excess of 15 years of experience in oil and gas reservoir studies and evaluations. Mr. David G. Jenkinson is a petroleum geologist and has in excess of 10 years of experience in oil and gas reservoir studies and evaluations. For detailed information about our reserve estimates in Canada, please refer to the report of McDaniel & Associates Consultants Ltd. filed hereto as Exhibit 15.2 of this annual report.

        The definitions of categories of natural oil and gas reserves used in this disclosure are consistent with those set forth in the Regulations:

        Proved reserves of oil and gas—Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract hydrocarbons must be approved and must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Additionally, Sasol requires that natural oil and gas reserves will be produced by a "project sanctioned by all internal and external parties".

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

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)	Total
Year ended 30 June 2018
Future cash inflows	28 163,3	1 604,4	1 579,9	31 347,6
Future production costs	(7 010,9)	(1 297,9)	(2 192,0)	(10 500,8)
Future development costs	(5 478,2)	(481,8)	(1 732,8)	(7 692,8)
Future income taxes	(6 117,0)	(156,9)	(0,0)	(6 273,9)

Undiscounted future net cash flows	9 557,2	(332,2)	(2 344,9)	6 880,1
10% annual discount for timing of estimated cash flows	(2 679,9)	95,4	787,5	(1 797,0)

Standardised measure of discounted future net cash flows	6 877,3	(236,8)	(1 557,4)	5 083,1

Year ended 30 June 2019
Future cash inflows	32 123,0	2 066,2	1 088,3	35 277,5
Future production costs	(6 462,7)	(1 541,2)	(1 167,3)	(9 171,2)
Future development costs	(5 451,1)	(764,8)	(1 143,0)	(7 358,9)
Future income taxes	(7 612,7)	(132,0)	0,0	(7 744,7)

Undiscounted future net cash flows	12 596,5	(371,8)	(1 222,0)	11 002,7
10% annual discount for timing of estimated cash flows	(3 543,2)	146,4	365,5	(3 031,3)

Standardised measure of discounted future net cash flows	9 053,3	(225,4)	(856,5)	7 971,4

Year ended 30 June 2020
Future cash inflows	28 517,7	1 771,4	1 552,2	31 841,3
Future production costs	(9 054,8)	(1 338,3)	(2 592,2)	(12 985,3)
Future development costs	(6 173,6)	(733,6)	(1 100,0)	(8 007,2)
Future income taxes	(5 675,0)	(112,2)	0,0	(5 787,2)

Undiscounted future net cash flows	7 614,3	(412,7)	(2 140,0)	5 061,6
10% annual discount for timing of estimated cash flows	(889,5)	138,6	1 136,8	385,9

Standardised measure of discounted future net cash flows	6 724,8	(274,1)	(1 003,2)	5 447,5

(1)
Rest of Africa comprises Gabon; North America comprises Canada.

        In Canada for our Farrell Creek and Cypress A asset and in Gabon for our Etame Marin Permit asset, the undiscounted future net cash flows are negative as a result of future production and development costs which are not directly related to future production from the asset or dependent upon the continuation of production and will be incurred even in the event of no future production. These are asset retirement costs and, for the Farrell Creek and Cypress A asset, contractually committed costs including partnership overhead charges. For both assets these costs are fully responsible for the negative future cash flow.

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

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

        The changes in standardised measure of discounted future net cash flows, relating to the Proved Reserves are shown in the table below.

	Natural Oil and Gas (Rand in millions)
	Mozambique	Rest of Africa(1)	North America(1)		Total
Present value at 30 June 2017	5 387,8	(588,5)	(137,9	) b	4 661,4
Net changes for the year	1 489,5	351,7	(1 419,5)		421,7

Sales and transfers of oil and gas produced net of production costs	(2 595,6)	(408,6)	(215,5)		(3 219,7)
Development costs incurred	862,9	80,5	96,4		1 039,8
Net change due to current reserves estimates from:
(Reduced)/improved recovery	(226,5)	53,8	15,9		(156,8)
Revisions	(82,4)	807,0	(339,8)		384,8
Net changes in prices and costs related to future production	2 923,9	(115,8)	(614,1)		2 194,0
Changes in estimated future development costs	(112,5)	50,7	(342,8)		(404,6)
Accretion of discount	869,5	(49,3)	(13,8)		806,4
Net change in income tax	(642,4)	(38,7)	(0,0)		(681,1)
Net change due to exchange rate	492,6	(27,9)	(5,8)		458,9

Present value at 30 June 2018	6 877,3	(236,8)	(1 557,4)		5 083,1

Net changes for the year	2 176,0	11,4	700,9		2 888,3

Sales and transfers of oil and gas produced net of production costs	(3 255,8)	(618,3)	(200,2)		(4 074,3)
Development costs incurred	508,6	56,3	1 024,0		1 588,9
Net change due to current reserves estimates from:
Improved recovery	316,2	160,8	62,8		539,8
Revisions	(55,5)	999,5	(14,0)		930,0
Net changes in prices and costs related to future production	4 408,3	(392,4)	458,1		4 474,0
Changes in estimated future development costs	(113,1)	(203,4)	(424,6)		(741,1)
Accretion of discount	1 082,7	(10,2)	(155,7)		916,8
Net change in income tax	(1 021,9)	22,0	(0,0)		(999,9)
Net change due to exchange rate	306,5	(2,9)	(49,5)		254,1

Present value at 30 June 2019	9 053,3	(225,4)	(856,5)		7 971,4

Net changes for the year	(2 328,5)	(48,7)	(146,7)		(2 523,9)

Sales and transfers of oil and gas produced net of production costs	(3 700,5)	(570,6)	(45,3)		(4 316,4)
Development costs incurred	692,3	492,6	107,6		1 292,5
Net change due to current reserves estimates from:
Improved recovery	0,0	910,9	0,0		910,9
Revisions	(1 771,4)	28,0	521,0		(1 222,4)
Others	0,0	0,0	(29,1)		(29,1)
Net changes in prices and costs related to future production	(3 369,9)	(589,7)	(1 058,4)		(5 018,0)
Changes in estimated future development costs	(21,5)	(294,5)	522,5		206,5
Accretion of discount	1 402,5	(11,3)	(92,9)		1 298,3
Net change in income tax	884,5	14,5	(0,0)		899,0
Net change due to exchange rate	3 555,5	(28,6)	(72,1)		3 454,8

Present value at 30 June 2020	6 724,8	(274,1)	(1 003,2)		5 447,5

(1)
Rest of Africa comprises Gabon; North America comprises Canada.

SYNTHETIC OIL

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

        The table below provides the costs incurred during the year in synthetic oil property acquisition, exploration and development activities, whether capitalised or charged to income directly.

	Synthetic oil—South Africa (Rand in millions)
Year ended 30 June	2020	2019	2018
Acquisition of proved properties	6,0	6,4	667,0
Acquisition of unproved properties	—	15,9	—
Exploration	95,6	141,5	94,0
Development	2 015,2	2 128,6	2 361,6

Total costs incurred	2 116,8	2 292,5	3 122,6

TABLE 2—CAPITALISED COSTS RELATING TO SYNTHETIC OIL ACTIVITIES

        The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to synthetic oil and production activities, and the aggregate amount of the related depreciation and amortisation.

	Synthetic oil—South Africa (Rand in millions)
Year ended 30 June	2020	2019	2018
Proved properties	112 446,4	110 172,8	102 961,8

Producing wells and equipment	111 754,1	109 522,8	102 311,8
Non-producing wells and equipment	692,3	650,0	650,0

Unproved properties	122,0	323,0	—

Capitalised costs	112 568,4	110 495,8	102 961,8
Accumulated depreciation, amortisation and valuation allowances	(47 337,2)	(35 553,9)	(32 403,7)

Net book value	65 231,2	74 941,9	70 558,1

TABLE 3—RESULTS OF OPERATIONS FOR SYNTHETIC OIL ACTIVITIES

        The results of operations for synthetic oil activities are summarised in the table below.

	Synthetic oil—South Africa (Rand in millions)
Year ended 30 June	2020	2019	2018
Sales to unaffiliated parties	—	—	—
Transfers to affiliated parties	39 062,1	48 961,9	40 289,6

Total revenues	39 062,1	48 961,9	40 289,6
Production costs	(23 518,3)	(23 886,4)	(20 679,6)
Foreign currency translation gains	(1 618,8)	(135,4)	7,7
Exploration expenses	(25,8)	(41,0)	(18,0)
Depreciation, amortisation and valuation provisions	(14 835,7)	(6 804,9)	(5 927,7)

Operating (loss)/profit	(936,5)	18 094,2	13 672,0
Tax	316,2	(2 722,7)	(2 517,1)

Results of operations	(620,3)	15 371,5	11 154,9

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

  Proved reserves

        The table below summarises proved developed and proved undeveloped reserves of synthetic oil as at 30 June, for the last three years. As at 30 June 2020, the total proved reserve estimate for synthetic oil is 1 171,6 million barrels in oil equivalent terms.

	Synthetic oil—South Africa (Millions of barrels)
	2020	2019	2018
Opening balance	1 199,9	1 223,2	980,5
Revisions	—	(2,9)	8,8
Extensions/discoveries	8,2	20,8	276,6
Production	(36,5)	(41,2)	(42,7)

Balance at 30 June	1 171,6	1 199,9	1 223,2

Proved developed reserves	1 171,6	1 199,9	1 223,2

Proved undeveloped reserves	—	—	—

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Synthetic oil—South Africa (Rand in millions)
Year ended 30 June	2020	2019	2018
Future cash inflows	929 728,0	1 159 985,9	978 647,5
Future production costs	(612 976,2)	(532 035,3)	(505 577,9)
Future development costs	(279 245,2)	(257 706,9)	(230 371,6)
Future income taxes	(24 805,3)	(123 131,9)	(84 408,9)

Undiscounted future net cash flows	12 701,3	247 111,8	158 289,1
10% annual discount for timing of estimated cash flows	(14 173,4)	(161 805,5)	(107 701,8)

Standardised measure of discounted future net cash flows	(1 472,1)	85 306,3	50 587,3

        The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235.

        It is anticipated that Sasol will enter into a significant arrangement shortly after the 2020 financial year-end where all of its oxygen trains at its Secunda facility will be sold to Air Liquide. The future impact on earnings, capital expenditure and carrying values are not included in the tables above as per the publicised regulations.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

Synthetic oil—South Africa (Rand in millions)
	2020	2019	2018
Present value—opening balance	85 306,1	50 587,1	18 144,8
Net changes for the year	(86 778,5)	34 719,0	32 442,3

Sales and transfers of oil and gas produced net of production costs	(15 543,8)	(25 075,5)	(19 610,0)
Development costs incurred	8 005,5	11 238,6	9 618,4
Net change due to current reserves estimates from:
Improved recovery	—	—	—
Commercial arrangements	—	—	—
Revisions	228,6	112,1	(7 351,7)
Extensions	736,1	2 493,1	39 341,0
Net changes in prices and costs related to future production	(162 940,7)	24 614,8	59 665,2
Changes in estimated future development costs	(3 433,3)	(16 204,1)	(11 890,8)
Accretion of discount	7 745,8	4 670,8	1 522,2
Net change in income tax	39 488,5	(11 950,9)	(13 973,1)
Net change due to exchange rate	38 934,8	44 820,1	(24 878,9)

Present value at 30 June	(1 472,4)	85 306,1	50 587,1

        Significant changes since the previous reporting period pertain to the decrease in the oil price, the introduction of Carbon Tax by the South African government, the impact of IFRS 16 on operating cost and the change of the cost allocation principles of ammonia in the Synfuels business.

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
2.2	Description of American Depositary Shares (incorporated by reference to Exhibit 2.2 to the Registrant's Annual Report on Form 20-F filed on 28 October 2019)
4.1	Long-term Incentive Plan (incorporated by reference to Exhibit 2.2 to the Registrant's Annual Report on Form 20-F filed on 28 October 2019)
4.2	Trust Deed constituting the Sasol Khanyisa Employee Share Ownership Plan (incorporated by reference to Exhibit 2.2 to the Registrant's Annual Report on Form 20-F filed on 28 October 2019)
8.1	List of significant subsidiaries and significant jointly controlled entities
12.1	Certification of Fleetwood Grobler, President and Chief Executive Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Paul Victor, Chief Financial Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1
Certification of Fleetwood Grobler, President and Chief Executive Officer of Sasol Limited, and Paul Victor, Chief Financial Officer of Sasol Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of independent registered public accounting firm—PwC
15.2	2020 reserve report of McDaniel & Associates Consultants Ltd.
15.3	Consent of McDaniel & Associates Consultants Ltd.
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Remuneration Report
99.3	Integrated Report—Chief Financial Officer's Performance Overview
99.4	Integrated Report—Implementing a sustainable Future Sasol
99.5	Integrated Report—Pursuing a more focused strategy
99.6	Integrated Report—Creating value through two distinct businesses
99.7	Integrated Report—Operational Performance Summary
99.8	Integrated Report—Governance overview
99.9.1	Sasol Limited Board Charter
99.9.2	Terms of reference—Audit Committee and Remuneration Committee

H-1

Gabon
DE 8
Ebouri EEA
Etame EEA
Avouma EEA
Atlantic Ocean
0
37.5
75
150
Kilometers
N
Mozambique
Indian Ocean
A5-A
0
25
50
100
Kilometers
N
Atlantic Ocean
0
1,250
2,500
5,000
Kilometers
N
South Africa
Indian Ocean
ER236
0
125
250
500
Kilometers
N
Mozambique
Indian Ocean
PPA (N)
PSA CAP
PPA (S)
PT5-C
PSA Inhassoro Oil DPA
PSA Temane Gas DPA
0
12.5
25
50
Kilometers
N
Legend
PPA
Mozambique Licences
Rest of African Licences
African Countries with Exploration/Production Activities

Canada
United Kingdom
Gabon
Mozambique
South Africa
Mozambique
0
125
250
km
Legend
Exploration or Study Licence
Development and Production Assets - Oil
Development and Production Assets - Gas
Office Location
Countries with Sasol E&PI Activities

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SASOL LIMITED
	By:	/s/ FLEETWOOD GROBLER
Date: 24 August 2020		Fleetwood Grobler President and Chief Executive Officer