Form 20-F
period 2021-06-30
SASOL LTD
filed 2021-09-22
CIK 314590

As filed with the Securities and Exchange Commission on 22 September 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2021

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited

(Exact name of registrant as Specified in its Charter)

Republic of South Africa

(Jurisdiction of Incorporation or Organisation)

Sasol Place, 50 Katherine Street, Sandton, 2196

South Africa

(Address of Principal Executive Offices)

Paul Victor, Chief Financial Officer, Tel. No. +27 10 344 7896, Email paul.victor@sasol.com

Sasol Place, 50 Katherine Street, Sandton, 2196, South Africa

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares	SSL	New York Stock Exchange
Ordinary Shares of no par value*	SSL	New York Stock Exchange
4,50% Notes due 2022 issued by Sasol Financing International Limited	SOLJAS	New York Stock Exchange
5,875% Notes due 2024 issued by Sasol Financing USA LLC	SOLJL	New York Stock Exchange
6,50% Notes due 2028 issued by Sasol Financing USA LLC	SOLJL	New York Stock Exchange
4,375% Notes due 2026 issued by Sasol Financing USA LLC	SOLJL	New York Stock Exchange
5,50% Notes due 2031 issued by Sasol Financing USA LLC	SOLJL	New York Stock Exchange

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

634 244 336 Sasol shares comprising –

627 912 989 Sasol ordinary shares of no par value

6 331 347 Sasol BEE ordinary shares of no par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☒ No ◻

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐ No ⌧

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒ No ◻

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232 405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒ No ◻

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ◻

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ◻	International Financial Reporting Standards as issued by the International Accounting Standards Board ⌧	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ◻ Item 18 ◻

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ◻ No ⌧

PRESENTATION OF INFORMATION

We are incorporated in the Republic of South Africa as a public company under South African company law. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

As used in this Form 20-F:

●	“rand” or “R” means the currency of the Republic of South Africa;
●	“US dollars”, “dollars”, “US$” or “$” means the currency of the United States (US);
●	“euro”, “EUR” or “€” means the common currency of the member states of the European Monetary Union; and
●	“CAD” means Canadian dollar, the currency of Canada.

We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2021. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

All references in this Form 20-F to “years” refer to the financial years ended on 30 June. Any reference to a calendar year is prefaced by the word “calendar”.

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

All references to the “group”, “us”, “we”, “our”, “company”, or “Sasol” in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates, joint arrangements and structured entities. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to “(Pty) Ltd” refers to Proprietary Limited, a form of corporation in South Africa which restricts the right of transfer of its shares and prohibits the public offering of its shares.

All references in this Form 20-F to “South Africa” and “the government” are to the Republic of South Africa and its government. All references to the “JSE” are to the JSE Limited or Johannesburg Stock Exchange, the securities exchange of our primary listing. All references to “SARB” refer to the South African Reserve Bank. All references to “PPI” and “CPI” refer to the South African Producer Price Index and Consumer Price Index, respectively, which are measures of inflation in South Africa. All references to “GTL” refers to our gas-to-liquids processes.

Unless otherwise stated, presentation of financial information in this annual report on Form 20-F will be in terms of IFRS. Our discussion of business segment results follows the basis used by the President and Chief Executive Officer (the company’s chief operating decision maker) for segmental financial decisions, resource allocation and performance assessment, which forms the accounting basis for segmental reporting, that is disclosed to the investing and reporting public.

“Financial Review” means the Chief Financial Officer’s performance overview included in Exhibit 99.3.

“Headline earnings per share (HEPS)” refers to disclosure made in terms of the listings requirements issued by the JSE (JSE Listing Requirements).

“Core headline earnings per share (CHEPS)” refers to a disclosure based on HEPS above, calculated by adjusting headline earnings with non-recurring items, earnings and losses of significant capital projects (exceeding four billion rand) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of Broad-Based Black Economic Empowerment (B-BBEE) transactions. Period close adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings is a useful measure of the group’s sustainable operating performance. However, this is not a defined term under IFRS, should not be viewed as a substitute for earnings for the year or earnings per share and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, core headline earnings may not necessarily be indicative of Sasol’s financial position, changes in equity, results of operations or cash flows.

“EBIT” refers to earnings before interest and tax.

“LBIT” refers to loss before interest and tax.

FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the US Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

●	the impact of the novel coronavirus (COVID-19) pandemic, and the measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity;
●	the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business, people and operations;
●	the capital cost of our projects, including the Production Sharing Agreement (PSA) (including material, engineering and construction cost) and the timing of project milestones;
●	our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends;
●	statements regarding our future results of operations and financial condition and regarding future economic performance including cost-containment, cash-conservation programmes and business optimisation initiatives;
●	statements regarding recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition;
●	statements of our business strategy, business performance outlook, plans, objectives or goals, including those related to products or services;
●	statements regarding future competition, volume growth and changes in market share in the industries and markets for our products;
●	statements regarding our existing or anticipated investments (including the Mozambique exploration and development activities, the GTL joint venture in Qatar, chemical projects and joint arrangements in North America and other investments), acquisitions of new businesses or the disposal of existing businesses, including estimates or projections of internal rates of return (IRR) and future profitability;
●	statements regarding the anticipated proceeds from and the timing of Sasol’s accelerated asset disposal programme;
●	statements regarding our estimated oil, gas and coal reserves;
●	statements regarding the probable future outcome of litigation and regulatory proceedings and the future development in legal and regulatory matters including statements regarding our ability to comply with future laws and regulations;
●	statements regarding future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices;
●	statements regarding the demand, pricing and cyclicality of oil, gas and petrochemical product prices;
●	statements regarding changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability;
●	statements regarding future fluctuations in exchange and interest rates and changes in credit ratings;

●	statements regarding total shareholder return;
●	statements regarding our growth and expansion plans;
●	statements regarding our current or future products and anticipated customer demand for these products;
●	statements regarding acts of war, terrorism or other events that may adversely affect the group’s operations or those of key stakeholders to the group;
●	statements and assumptions relating to macroeconomics, in particular in relation to the COVID-19 impact;
●	statements regarding climate change impacts, and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and GHG emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel;
●	statements regarding our estimated carbon tax liability;
●	statements regarding cyber security;
●	statements regarding tax litigation and assessments; and
●	statements of assumptions underlying such statements.

Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

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

●	the impact of the COVID-19 pandemic, and the related response measures, on the company and on the economies in which we operate;
●	the outcome in pending and developing regulatory matters and the effect of changes in regulation and government policy;
●	the political, social and fiscal regime and economic conditions and developments in the world, especially in those countries in which we operate;
●	the outcome of legal proceedings including tax litigation and assessments;
●	our ability to maintain key customer relations in important markets;
●	our ability to improve results despite increased levels of competition;
●	our ability to utilise our oil, gas and coal reserves as anticipated;
●	the continuation of substantial growth in significant developing markets;
●	the ability to benefit from our capital investment programme;
●	the accuracy of our assumptions in assessing the economic viability of our large capital projects and growth in significant developing areas of our business;
●	the ability to gain access to sufficient competitively priced gas, oil, coal reserves and other feedstocks and/or other commodities;
●	the impact of environmental legislation and regulation on our operations and access to natural resources;
●	the risk of potential liability for our operations under existing or future environmental regulations;
●	our success in continuing technological innovation to address climate change risks;
●	the success of our B-BBEE ownership transactions;
●	our ability to maintain sustainable earnings despite fluctuations in oil, gas and commodity prices, foreign currency exchange rates and interest rates;
●	our ability to maintain sufficient levels of cash at all times;
●	our ability to attract and retain sufficient skilled employees;
●	the risk of completing major projects like, for instance, our PSA within budget and schedule; and
●	our success at managing the foregoing risks.

The foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See “Item 3.D—Risk factors”

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

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

There are additional factors to be considered under South African law in respect of the enforceability in South Africa (in original actions or in actions for enforcement of judgements of US courts) of liabilities predicated on the US federal securities laws. These additional factors include, but are not necessarily limited to:

●	South African public policy considerations;
●	South African legislation regulating the applicability and extent of damages and/or penalties that may be payable by a party;
●	the applicable rules under the relevant South African legislation which regulate the recognition and enforcement of foreign judgements in South Africa; and
●	the South African courts’ inherent jurisdiction to intervene in any matter which such courts may determine warrants the courts’ intervention (despite any agreement amongst the parties to (i) have any certificate or document being conclusive proof of any factor, or (ii) oust the courts’ jurisdiction).

Based on the foregoing, there is no certainty as to the enforceability in South Africa (in original actions or in actions for enforcement of judgements of US courts) of liabilities predicated on the US federal securities laws.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A Selected financial data

The following information should be read in conjunction with “Item 5—Operating and financial review and prospects” and the consolidated financial statements, the accompanying notes and other financial information included elsewhere in this annual report on Form 20-F.

The financial data set forth below for the years ended as at 30 June 2021 and 2020 and for each of the years in the three-year period ended 30 June 2021 has been derived from and should be read in conjunction with our audited consolidated financial statements included in Item 18.

Financial data as at 30 June 2019, 2018 and 2017 have been derived from the group’s previously published audited consolidated financial statements, which are not included in this document except for certain comparative results which have been revised for the correction of prior period errors. For more information, please see “Item 18—Financial Statements—Note 1 Statement of compliance”

During 2021, the group changed its reportable operating segments. The group has provided its historical segment information to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the group’s financial position, results of operations or cash flows for the periods presented. Readers are referred to “Item 18—Financial Statements—Segment information” for further information on our segments.

During 2021, the group also identified prior period errors relating to its impairment calculations and has revised its previously reported results for 2019, 2020 and related disclosures. Readers are referred to

“Item 18—Financial Statements—Statement of compliance” for further information on these revisions.

The audited consolidated financial statements from which the selected consolidated financial data set forth below have been derived were prepared in accordance with IFRS.

		Revised		Revised
	30 June	30 June		30 June		30 June		30 June
	2021	2020	(1) (2)	2019	(1) (2) (3)	2018	(1) (2) (3)	2017	(1) (2) (3)

	(Rand in millions)
	(except per share information and weighted
	average shares in issue)
Income Statement data:
Turnover	201 910	190 367		203 576		181 461		172 407
Earnings/(loss) before interest and tax	16 619	(111 926)		8 434		17 747		31 705
Earnings/(loss) attributable to owners of Sasol Limited	9 032	(91 754)		3 389		8 729		20 374
Statement of Financial Position data:
Total assets	360 743	474 535		466 237		439 235		398 939
Total equity	152 471	155 917		223 109		228 608		217 234
Total liabilities	208 272	318 618		243 128		210 627		181 705
Share capital(4)	9 888	9 888		9 888		15 775		29 282
Per share information (rand):
Basic earnings/(loss) per share	14,57	(148,49)		5,50		14,26		33,36
Diluted earnings/(loss) per share	14,39	(148,49)		5,46		14,18		33,27
Dividends per share(5)	—	—		5,90		12,90		12,60
Weighted average shares in issue (in millions):
Average shares outstanding—basic(6)	619,9	617,9		616,6		612,2		610,7
Average shares outstanding—diluted(7)	627,8	622,3		620,3		615,9		612,4
(1)	From 1 July 2019 the group applied IFRS 16 ‘Leases’ using the modified retrospective approach, by recognising the cumulative effect of initially applying IFRS 16 as an adjustment to the opening balance of equity. For the comparative financial years, 2017 to 2019, the principles of the previous leases standard, IAS 17 ‘Leases’, were applied.
(2)	Comparative results have been revised for the correction of the prior period errors in the calculation of South African value chain impairments. Please refer to “Item 18—Financial Statements—Note 1 Statement of compliance” for further information.
(3)	From 1 July 2018 the group applied IFRS 15 ‘Revenue from Contracts with Customers’ using the modified retrospective approach, by recognising the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity. For the comparative financial years, 2017 and 2018, the principles of the previous revenue standard, IAS 18 ‘Revenue’, were applied.
(4)	For information regarding the share repurchases and cancellations please refer to “Item 18—Financial Statements—Note 16 Share capital”.
(5)	The total dividend includes the interim and final dividend. Dividends per share in dollars are as follows: $0 for 30 June 2021, $0 for 30 June 2020, $0,42 for 30 June 2019, $0,97 for 30 June 2018 and $0,95 for 30 June 2017.
(6)	Increase in basic average shares outstanding is due to shares issued as long-term incentives (LTIs) to employees.
(7)	The number of shares outstanding is adjusted to show the potential dilution if the LTIs and, for 2017 to 2020, Sasol Khanyisa Tier 1 were settled in Sasol Limited shares. The Sasol Khanyisa Tier 2 and Khanyisa Public schemes are anti-dilutive in 2021, 2020 and 2019. Due to the net loss attributable to shareholders in 2020, the dilutive effect was not taken into account in the 2020 calculation of diluted earnings per share.

3.B Capitalisation and indebtedness

Not applicable.

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk factors

This section describes some of the risks that could materially affect, separately or in combination, Sasol’s business, operating results, cash flows and financial condition. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business operations. Accordingly, investors should carefully consider these risks.

Further background and measures that we use when assessing various risks are set out in the relevant sections of this report, indicated by way of cross references under each risk factor.

Summary of Risk Factors

Please carefully consider all of the information discussed in this Report for a more thorough description of these and other risks. The risks described below are organised by risk type and are not listed in order of their priority to us.

Risks related to financial matters

•	We may not be able to refinance, extend or repay our substantial bank market indebtedness on time, which would have a material adverse effect on our financial condition and ability to continue as a going concern;
•	We may not achieve our Sasol 2.0 cash conservation targets;

•	Our level of indebtedness may result in an inability to comply with our net debt to earnings before interest, tax, depreciation and amortisation (EBITDA) covenant, which in turn, could have a material adverse impact on our financial position and results, credit rating, and/or liquidity;
•	Our access to and cost of funding is affected by our credit rating, which in turn is affected by, among other factors, our key financial metrics and the sovereign credit rating of the Republic of South Africa;
•	Fluctuations in crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial condition;
•	Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition; and
•	Uncertainty relating to the London Interbank Offered Rate (LIBOR) calculation process and potential phasing out of LIBOR after 2021 may adversely affect the amounts of interest we pay under our debt arrangements and as a consequence affect our business, operating results and financial condition.

Risk related to COVID-19

•	Our global operations expose us to pandemics, such as the COVID-19 pandemic, that may adversely affect our workforce and impact business continuity, operating results, cash flows and financial condition.

Risks related to our capital investments

•	Our large projects are subject to schedule delays and cost overruns, and we may face material changes in market conditions or other business assumptions which could render our projects unviable or less profitable than planned; and
•	Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial condition.

Risk related to our sustainability

•	Our ability to respond to climate change could negatively impact our growth strategies, reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, adversely affect our legal licences to operate and our access to capital and financing.

Risks related to our safety and operations

•	We may face potential costs in connection with industry and value chain-related operational interruptions, accidents or deliberate acts of terror or civil unrest causing property damage, personal injury or environmental contamination.

Risks related to legal, regulatory and governance matters

•	We identified a material weakness in our internal control over financial reporting in 2020, which we are still in the process of remediating. If we are unable to remediate this material weakness, or if we experience additional material weaknesses or other significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price;
•	Actual or alleged non-compliance with regulatory requirements could result in criminal or civil sanctions or could harm our reputation and negatively impact our licence to operate;
•	South African mining legislation may have an adverse effect on our mineral rights;

•	Legislation in South Africa related to petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition;
•	Changes in safety, health, environmental and/or chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition;
•	We are subject to risks associated with litigation and regulatory proceedings; and
•	Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage.

Risk related to geopolitical and stakeholder relationships

•	There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition.

Risks related to the market

•	Cyclicality in petrochemical product prices and demand may adversely affect our business, operating results, cash flows and financial condition;
•	Our coal, synthetic oil, natural oil and natural gas reserve estimates may be materially different from quantities that we eventually recover or ultimately make use of;
•	We may be unable to access, discover, appraise and develop new coal, synthetic oil, natural oil and natural gas resources at a rate and price that is adequate to sustain our business and/or enable growth;
•	Increasing competition in relation to products originating from countries with low production and logistical costs may adversely affect our business, operating results, cash flows and financial condition; and
•	We may not be able to exploit technological advances quickly and successfully or competitors may develop superior technologies.

Risk related to information management

•	We may face the risk of information security breaches or attempts to disrupt critical information technology services, which may adversely impact our operations.

Risk related to our people

•	We may not be successful in attracting, developing and retaining sufficiently or appropriately skilled employees.

Risk related to our American Depositary Shares (ADSs)

•	The exercise of voting rights by holders of American Depositary Receipts (ADRs) is limited in some circumstances;
•	Holders of Sasol’s ordinary shares or ADSs may be subject to dilution as a result of any non-pre-emptive share issuance, and shareholders outside South Africa or ADS holders may not be able to participate in future offerings of securities (including Sasol’s ordinary shares) carried out by or on behalf of Sasol; and
•	Sales of a large amount of Sasol’s ordinary shares and ADSs could adversely affect the prevailing market price of the securities.

Risk Factors

Risks related to financial matters

We may not be able to refinance, extend or repay our substantial bank market indebtedness on time, which would have a material adverse effect on our financial condition and ability to continue as a going concern

Our financial results have been prepared assuming that we will continue as a going concern. Currently, we have substantial indebtedness due to the construction of the Lake Charles Chemicals Project (LCCP) in the US. A number of short to medium-term factors, including, among others, the global impact of COVID-19, have adversely affected our business and financial condition.

Our net debt to EBITDA ratio at the end of the 30 June 2021 reporting period was 1,5 times.

Global macroeconomic factors, along with our level of indebtedness and the resultant deterioration of our credit rating has resulted in a significant contraction of bank market capacity for our credit. We, therefore, may need to refinance a portion of the bank loans in the debt capital markets before the loans mature. Should we not be able to refinance our debt prior to maturity, it may negatively impact our liquidity position and we may not be able to continue as a going concern.

We may not achieve our Sasol 2.0 cash conservation targets

In November 2020 Sasol announced the Sasol 2.0 business transformation programme to the market, which builds on the short-term successes of the initial cash conservation efforts through the implementation of sustainable improvements. Sasol 2.0 is the programme aimed at stabilising and transforming the Sasol organisation while creating the ability to fund its turnaround. It is the vehicle to drive the change required to reach the ambition of a competitive and sustainable Future Sasol and has very specific targets for cash fixed cost, gross margin, working capital and maintaining capital spend. The programme consists of several improvement initiatives, which are identified, matured and executed through following a governed stage-gate process.

The achievement of the Sasol 2.0 programme is a top priority for Sasol, however, there are factors that may impact the delivery negatively. These include negative macro-economic development or further deterioration of market conditions. The actual cash flow improvement achieved may therefore differ significantly from the current targeted amounts. If the anticipated benefits cannot be realised from these efforts or unintended consequences from implementation of the programme realised, our business, operating results, financial condition and cash flows could be adversely affected.

Our level of indebtedness may result in an inability to comply with our net debt to EBITDA covenant, which in turn, could have a material adverse impact on our financial position and results, credit rating, and/or liquidity

We still have a substantial, albeit much reduced, level of indebtedness. Our vulnerability to adverse economic conditions therefore remains at a heightened level. The risk of not meeting the maximum net debt to EBITDA covenant level of 3,0 times in the event of any further economic shocks therefore remains, albeit much lower than in the previous year.

Our principal credit facilities contain restrictive covenants. These covenants limit, among other things, encumbrances on existing assets of Sasol and its subsidiaries, the ability of Sasol and our wholly owned subsidiaries to incur incremental debt and the ability of Sasol and its subsidiaries to dispose of assets in certain circumstances. These restrictive and financial covenants could limit our operating and financial flexibility.

As part of the covenant amendments entered into with lenders we agreed to a restriction on our capital expenditure for the financial year ended 30 June 2021 that would not exceed the level of R20 billion by more than 10%. This restriction has been complied with as the actual capital expenditure for the period amounted to R16 billion.

We are exposed to a number of inherent business risks, including, for example, unplanned production outages, lower margins for our products, higher-than-anticipated capital requirements for projects under development, as well as other risks described in this section, any of which, or a combination of which, could cause us to breach our debt covenants during a reporting period. This risk is exacerbated by the ongoing COVID-19 pandemic and its impact on our turnover and profitability.

Failure to comply with any covenant would enable the lenders to accelerate repayment obligations and will lead to cross-defaults with the other facilities. Sasol’s credit facilities have standard provisions whereby certain events relating to other borrowers within the Sasol group could, under certain circumstances, lead to default and/or acceleration of debt repayment under the credit facilities and other borrowings. Should cross-default clauses be triggered, this will likely create liquidity pressures and create a risk for the sustainability of Sasol. In addition, the mere market perception of a potential breach of any financial covenant could have a negative impact on our share price and our ability to refinance indebtedness or the terms on which this could be achieved, which could place pressure on the validity of our going concern assumption.

Our access to and cost of funding is affected by our credit rating, which in turn is affected by, among other factors, our key financial metrics and the sovereign credit rating of the Republic of South Africa, as well as our ability to comply with acceptable environmental emissions targets

Sasol’s credit rating is impacted by our business performance and leverage, as well as the financial policy and sovereign rating of the Republic of South Africa, including other factors such as global oil and chemical market conditions which may be outside of our control. Both Moody’s Investor Services (Moody’s) and S&P Global (S&P) have Sasol at sub-investment grade levels currently.

In May 2021, S&P affirmed South Africa’s credit rating. Sasol’s credit rating could also be further negatively impacted if the South African sovereign rating is further downgraded. In addition, Sasol’s credit rating may be further downgraded if Sasol’s credit metrics deteriorate outside the guidance provided by the rating agencies for a period longer than 12 to 18 months.

As a result of Sasol’s credit rating downgrades:

•	the cost of debt on certain existing facilities has increased;
•	the cost of debt on any new bank facilities or bonds issued will likely be higher; and
•	access to funding in both the bank market and the debt capital markets will likely be more limited.

Further downgrades to our credit rating, be that due to the deterioration of our metrics or the impact of the sovereign credit rating, will also adversely affect our cost of financing, restrict our ability to grow and may force us to make non-strategic divestments that could impact our long-term sustainability. A substantial portion of cash flows from operations is required to meet the payment of principal and interest on our existing debt, which will limit our ability to use our cash flow for other purposes such as:

•	to fund capital expenditure in our operations;
•	to pay dividends; and
•	to fund future business opportunities.

As discussed in more detail below, our key manufacturing processes in South Africa, especially coal gasification and combustion, result in relatively high greenhouse gas (GHG) emissions. Our relatively high carbon emissions and the use of coal as a key feedstock could limit our ability to source financing in debt capital and/or bank markets or increase our cost of funding. Please refer to “—Our ability to respond to climate change could negatively impact our growth strategies, reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, adversely affect our legal licence to operate and our access to capital and financing” for further information.

Fluctuations in crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial condition

Market prices for crude oil, natural gas, ethane and chemical and petroleum products fluctuate as they are subject to local and international supply and demand fundamentals and other factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by general economic conditions; industry inventory levels; technology advancements; production quotas or other actions that might be imposed by international associations that control the production of a significant proportion of the worldwide supply of crude oil;

weather-related damage and disruptions; competing fuel prices and geopolitical risks, including warfare; especially in the Middle East, North Africa and West Africa.

During 2021, the dated Brent crude oil price averaged US$54,20/bbl and fluctuated between a high of US$73,04/bbl and a low of US$40,15/bbl. This compares to an average dated Brent crude oil price of US$51,22/bbl during 2020, when it fluctuated between a high of US$69,96/bbl and a low of US$13,24/bbl.

A substantial proportion of our turnover is derived from sales of petroleum, natural/piped gas and petrochemical products, prices of which have fluctuated significantly in recent years and are affected by crude oil prices, changes in the demand for products, the price and availability of substitute fuels, changes in product inventory, product specifications, production capacity and other factors.

The South African government controls and/or regulates certain fuel prices. The pump price of petrol is regulated at an absolute level. Furthermore, maximum price regulation applies to the refinery gate price of liquefied petroleum gas (LPG) and the sale of unpacked illuminating paraffin. South African liquid fuels are valued using the “Basic Fuel Price” (BFP) mechanism. BFP is a formula-driven price that considers, among others, the international prices of refined products (petrol, diesel, jet fuel, illuminating paraffin and LPG), the rand/US dollar exchange rate and the logistical cost of transporting liquid fuels to South Africa. The BFP is then used as a component in the regulated prices that are published by the government on a monthly basis. Piped gas prices are regulated through the approval of maximum piped gas prices by the National Energy Regulator of South Africa (NERSA) from time to time.

Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuel operations.

Prolonged periods of low crude oil, natural gas and chemicals and petroleum prices could also result in projects being delayed or cancelled, as well as the impairment of certain assets.

We use derivative financial instruments from time to time to partially protect us against day-to-day and longer-term fluctuations in US dollar oil, export coal and ethane prices. The oil price affects the profitability of both our energy and chemical products. See “Item 11—Quantitative and qualitative disclosures about market risk”. While the use of these instruments may provide some protection against fluctuations in crude oil prices, it does not protect us against longer-term fluctuations in crude oil prices or differing trends between crude oil and chemicals and petroleum product prices.

It is inherently difficult to forecast fluctuations in crude oil, ethane, natural/piped gas and chemicals and petroleum products prices. This risk is exacerbated by the COVID-19 pandemic and its impact on those product markets. Fluctuations in any of these may have a material adverse effect on our business, operating results, cash flows and financial condition. Refer “Item 5A—Operating results” for the impact of the crude oil prices on the results of our operations.

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition

The rand is the principal functional currency of our operations and we report our results in rand. However, a significant portion of our turnover is impacted by the US dollar and the pricing of most petroleum and chemical products is based on global commodity and benchmark prices which are quoted in US dollars.

Further, as explained above, the components of the BFP are US dollar-denominated and converted to rand, which impacts the price at which we sell fuel in South Africa.

A significant part of our borrowings are US dollar-denominated, as they relate to investments outside South Africa or constitute materials, engineering and construction costs imported into South Africa. Fluctuations in the rand/US dollar exchange rate impact our financial leverage and estimated capital expenditure.

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

During 2021, the rand/US dollar exchange rate averaged R15,40, fluctuating between a high of R17,64 and a low of R13,44. This compares to an average exchange rate of R15,69 during 2020, when it fluctuated between a high of R19,11 and a low of R13,84. At 30 June 2021 the closing rand/US dollar exchange rate was R14,28 as compared to R17,33 at 30 June 2020.

The rand exchange rate is affected by various international and South African economic and political factors. Subsequent to 30 June 2021, the rand has strengthened against the US dollar closing at R14,78 and against the euro closing at R17,32 on 20 September 2021. In general, a weakening of the rand would have a positive effect on our operating results. Conversely, strengthening of the rand would have an adverse effect on our operating results, cash flows and financial condition. However, given the significance of our foreign currency denominated long-term debt, a weaker closing rand against the US dollar has a negative impact on our gearing. Refer to “Item 5.A—Operating results” for further information regarding the effect of exchange rate fluctuations on our results of operations. We engage in hedging activities which partially protect the balance sheet and our earnings against fluctuations in the rand exchange rate. While the use of these instruments may provide some protection against fluctuations in the rand exchange rate, it does not protect us against a longer-term strong rand/US dollar exchange rate. Refer to “Item 11—Quantitative and qualitative disclosures about market risk”.

Although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of its underlying value, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see “Item 10.D—Exchange controls”.

The phasing out of LIBOR after 2021 may adversely affect the amounts of interest we pay under our debt arrangements and our ability to hedge LIBOR exposures and as a consequence affect our business, operating results and financial condition

Libor is widely used as a reference for setting the interest rate on loans globally. We have used LIBOR as a reference rate in certain of our revolving credit facilities, term loans and derivative instruments, such that the interest due to our lender pursuant to these loans is and the amounts payable under these derivative instruments are currently calculated using LIBOR.

Pursuant to announcements made on 5 March 2021 by the United Kingdom Financial Conduct Authority (FCA), which regulates LIBOR, and the ICE Benchmark Administration (IBA), which determines and publishes LIBOR, the publication of 1 week and 2 month US dollar LIBOR is to cease after 31 December 2021, while the remaining tenors of US dollar LIBOR will continue to be published on a representative basis until the end of June 2023 and cease to be published as representative rates thereafter.

It is not currently possible to predict the effect of any discontinuation or change in the calculation methodology for the other US dollar LIBOR tenors after 30 June 2023, or how any such changes or any alternative or fallback benchmark interest rates would be applied to any particular existing agreement containing terms based on LIBOR, such as certain of our existing loan agreements and derivative instruments. There is, in addition, the possibility of new US federal legislation to make provision for the consequences of the cessation of LIBOR on agreements which continue to reference it. Any such changes in the calculation methodology pursuant to which LIBOR rates are determined after 30 June 2023 or the effect of any new legislation may result in an increase in reported LIBOR rates or a requirement, in certain circumstances, to use specific alternative rates which may be higher than the LIBOR rates we have been using. If that were to occur, the amount of interest we pay under our financing arrangements may be adversely affected, which may adversely affect our business, operating results and financial condition.

Although we intend to agree an alternative, market acceptable, basis with the lenders under our revolving credit facilities and term loans, and with the counterparties under our derivative instruments, to replace the applicable LIBOR rates with another reference rate in terms of rapidly developing marking practice being established by the Loan Markets Association (LMA) prior to any cessation of LIBOR there can be no assurance that we will be able to reach agreement on favourable terms or at all. We have an engagement plan, and we are actively engaging with our counterparties to reach agreement on an alternative basis. Any agreement on an alternative benchmark rate may however negatively impact the value of our credit facilities, term loan or derivative instruments, may expose us to additional financial, tax, legal, operational or other costs, or expose us to additional interest rate-related risks, such as different alternative reference rates.

There may be restrictions imposed on certain market participants as to use of LIBOR for new financial instruments, including hedging, and we may not be permitted to hedge our remaining LIBOR exposures or any such hedging, if undertaken, may be more expensive.

Risk related to COVID-19

Our global operations expose us to pandemics, such as the COVID-19 pandemic, that may adversely affect our workforce and impact business continuity, operating results, cash flows and financial condition

Sasol’s global workforce, including service providers, suppliers and customers, are exposed to the COVID-19 pandemic which can impact their wellbeing, safety and health with an associated direct or indirect effect on the safety and continuity of our operations. An increased rate of COVID-19 infections among our workforce, service providers, suppliers and customers, and the related impact on prices and demand for our products has had and may continue to have a material adverse effect on Sasol’s business, operating results, cash flows and financial condition.

A large portion of our South African and Mozambican workforce is directly or indirectly exposed to living environments where home quarantine and self-isolation pose practical challenges. This is exacerbated by a slower-than-preferred roll-out of the COVID-19 vaccination process, especially in South Africa and Mozambique and by ongoing changes in laws and regulations in response to the COVID-19 pandemic, imposing restrictions on the movement of people and products/assets, as well as activities, that can be performed in the countries and jurisdictions in which Sasol operates and increasing the risk of availability of critical resources to continue operations. The risk may extend to the availability of senior leadership, specifically senior executives, in the organisation challenging the efficacy of our alternate arrangements and succession plans. Our operations have, to some extent, been impacted by lower employee morale, resulting in disengagement and reduced productivity.

Additionally, COVID-19 could negatively affect our internal controls over financial reporting as some of our workforce is required to work remotely and therefore new processes, procedures, and controls could be required to respond to changes in our business environment. This is further exacerbated by the increased demand on employees as activities increased on the launch of our optimisation of the business through Sasol 2.0, change in our operating model and the workforce transition process.

As the impact of COVID-19 continues to evolve, the outbreak of any potential future waves of infection or mutations in the strain of the virus may continue to have, and also increase having, a negative impact on our business performance. We expect that the ultimate magnitude of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue, which will, in turn, depend on the duration of the pandemic, the time taken to access and administer vaccines and the impact of governmental regulations that might be imposed in response to it. The most material challenges faced by Sasol are the ability to anticipate or model infection rates, local / regional / global spread patterns, recovery and mortality rates, potential for future recurrent infection waves and the resultant direct and indirect impacts on our business and continuity of our operations.

A key challenge is the impact of the pandemic on the commodity markets, including the demand for our products, which is not under our control. As we cannot predict the spread of the virus and the impact on the economy in the countries in which we operate, COVID-19 may have an increasingly negative impact on our business, operating results, cash flows and financial condition, and even put Sasol’s financial viability at risk.

The pandemic impacted, and continues to impact, all economies in which we operate. The current impact varies among the countries and it is difficult to predict the further development of such impact. A lockdown of business and social activities in various countries led to a sharp decline in demand for, among others, fuel products which contributed to a further fall in the global crude oil price. In South Africa, the lockdown led to a destruction of the demand for fuels and kerosene. The South African market is the most important market for our fuel products which are a large part of Sasol’s turnover. Therefore, we are particularly vulnerable to a sharp decline in demand for fuel products in South Africa and a decline of the crude oil price.

Please refer to “Item 5.A—Operating Results” for the impact of COVID-19 in the financial year ended 30 June 2021. The pandemic could have an increased level of material adverse effect on our business, operating results, cash flows and financial condition in the current financial year.

Risks related to our capital investments

Our large projects are subject to schedule delays and cost overruns, and we may face material changes in market conditions or other business assumptions, which could render our projects unviable or less profitable than planned

The low-density polyethylene (LDPE) unit of the LCCP achieved beneficial operations on 15 November 2020. The LDPE unit is the seventh and final LCCP unit to come online. The LCCP is now complete and total capital expenditure incurred is within the previously communicated guidance of US$12,8 billion.

In Mozambique, the Field Development Plan Amendment (FDP) of the PSA was approved by the Government of Mozambique (GoM) on 29 September 2020. The PSA development will allow for flexible production from the different reservoirs with gas sales to Central Termica de Temane (CTT) and Sasol South Africa Limited (SSA), Oil/Condensate sales to the international markets and LPG sales to Empresa Nacional de Hidrocarbonetos (ENH). On 19 February 2021, the Sasol Board of Directors (the Board) approved the Final Investment Decision (FID) with an estimated project cost of US$760 million. The project execution has been delinked from CTT financial close and execution commenced in quarter three of calendar 2021. In addition, COVID-19 restrictions may have an impact on the overall project schedule.

The development of these and similar projects involves capital-intensive processes carried out over long durations. It requires us to commit significant capital expenditure and allocate considerable management resources in utilising our existing experience and know-how.

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

For example, the LCCP which is now complete, experienced significant cost overruns, with the estimated cost to completion having risen from US$8,9 billion to US$12,8 billion. The last unit achieved beneficial operations on 15 November 2020. The reasons for the cost overruns included adverse weather conditions (including Hurricane Harvey), unforeseen costs in addressing ground conditions and fire.

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

As the PSA capital investment is particularly material to Sasol, any cost overruns, schedule delays, process safety incidents or adverse changes in assumptions affecting the viability of the project could have a material adverse effect on our business, cash flows, financial condition and prospects. This risk is further exacerbated by the COVID-19 pandemic and its potential impact on the project schedule and costs.

Our operating cash flow and credit facilities may be insufficient to meet our capital expenditure and related incremental working capital plans and requirements, depending on the timing and cost of development of our existing projects, including, in particular, PSA and any further projects we may pursue, as well as our operating performance and the resultant utilisation of our credit facilities. As a result, new sources of capital may be needed to meet the funding requirements of these projects and to fund ongoing business activities. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, our credit rating, our net debt to EBITDA ratio and other risk metrics, the condition of the financial markets, our share price, future prices for the products we sell, particularly oil and key chemical products, the prospects for our industry, our operational performance and operating cash flow and debt position, among other factors.

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

Refer “Item 5.A—Operating results” for the impact of our large projects, such as PSA, on the results of our operations.

Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial condition

We have invested in a number of associates and joint arrangements and will consider opportunities for further upstream gas and downstream investments (including licensing opportunities), where appropriate, as well as opportunities in chemicals. The development of these projects may require investments in associates and joint arrangements, some of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of our associates and joint arrangement partners; their ability to meet their financial and/or contractual obligations; their behaviour; their compliance with legal and ethical standards; and the increasing complexity of country-specific legislation and regulations may adversely affect our reputation and/or result in disputes and/or litigation. All of these may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives.

We may not pay dividends or make similar payments to shareholders in the future due to various factors

As further described under “Item 8. Financial Information”, the company’s dividend policy takes into consideration various factors, including overall market and economic conditions, the group’s financial position, capital investment plans as well as earnings growth. Whether funds are available for distribution to shareholders depends on a variety of factors, including the amount of cash available and our capital expenditures and other liquidity requirements existing at the time. Under South African law, the company will be entitled to pay a dividend or similar payment to its shareholders only if it meets the solvency and liquidity tests set out in the South African Companies Act, 71 of 2008 (Companies Act), and is permitted to do so in terms of the Memorandum of Incorporation (MOI). Given these factors and our board’s discretion to declare cash dividends or other similar payments, dividends may not be paid in the future.

Given the risk of a prolonged period of economic uncertainty and the company’s current level of indebtedness, the board believes that it would be prudent to continue with the suspension of dividends until further notice. This will allow us to protect our liquidity in the short term and focus on reducing leverage in order to create a firm platform to execute our strategy and drive long-term shareholder returns.

Risk related to our sustainability

Our strategy to respond to climate change could not be successful in achieving its emission reduction targets and could negatively impact our growth. Concerns around climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, adversely affect our legal licence to operate and our access to capital and financing

Key manufacturing processes in South Africa, especially coal gasification and combustion, result in relatively high GHG emissions. Sasol’s ability to develop and implement an appropriate climate change mitigation response poses challenges to meet ambitious emission reduction targets and in any event a significant transitional risk for our business, most notably in South Africa. This is heightened by the necessity to appropriately address increasing societal pressures and shifts away from carbon-intensive processes and products, as well as meeting new and anticipated policy and legislative requirements, including carbon tax, carbon budgets and GHG reduction targets. It is particularly challenging in South Africa, amid a COVID-19-impacted society, where access to low-carbon energies is limited and related infrastructure is under-developed.

A carbon tax was implemented in South Africa on 1 June 2019. This significantly increases the operational costs of our South African operations in the first phase of its implementation and is anticipated to be higher after 1 January 2023, when the second phase commences. The tax relief measures implemented by the South African government in 2020 in response to the COVID-19 pandemic included a three-month deferral for filing and first payment of carbon tax until 31 October 2020. Sasol paid its first carbon tax by 31 October 2020. Despite the continued implementation of COVID-19 mitigation measures, no payment deferrals were made available for 2021 and Sasol’s second carbon tax payment was made by 31 July 2021. For the first phase up to 2022, several transitional tax-free allowances are provided for in legislation. We paid our first carbon tax liability in 2020 of R320 million for the first seven-month period since the gazetting of the Carbon Tax Act. In 2021, we paid R579 million after offsets and electricity levies. The tax is applicable to an entity’s scope 1 emissions for each calendar year. The headline carbon tax is R134 per ton of CO2e (carbon dioxide equivalent) on emissions generated in calendar 2021 before tax-free allowances, for emissions above the tax-free thresholds, escalating at CPI +2 percentage points each year until 2022.

The South African government is developing carbon budgets in parallel. Currently, regulatory confirmation on how mandatory carbon budgets will be aligned to the associated carbon tax regime is awaited and regulatory engagement is therefore ongoing. Sasol faces uncertainty in respect of the group’s carbon tax liability and/or potential penalties that may apply for exceeding the carbon budgets for the subsequent mandatory phases from 2023 onwards, if these instruments lack effective alignment and the scale of required mitigation is not possible in the timeframe required.

South Africa’s developmental challenges, civil discontent, the structure of its economy, the impacts of COVID-19, the downgrade of the sovereign credit rating and the fact that the carbon tax design is not currently aligned with the carbon budget system, remains a risk. Sasol is supportive of carbon pricing and in this instance, the alignment of the carbon budget with the carbon tax offers an efficient and effective mechanism for the South African economy to recover from the COVID-19 pandemic, while transitioning to a low-carbon economy. We actively engage with government and various stakeholders to enable an approach that appropriately manages and balances the need for economic development, job creation, energy security and GHG emission reductions.

Sasol foresees a low-carbon emission world representing changes to energy demand, regulations and commodity consumption patterns. Depending on the extent and speed of these changes, companies that do not effectively respond to these possible realities could find parts of their portfolios, or potentially their entire business model, becoming unsustainable over time. Through scenario analysis, Sasol stress tests the potential areas where our business might become less sustainable due to further changes in demand patterns, regulations or technology changes. Sasol uses a set of scenarios that considers how market conditions, technology, political and other influences interact to produce vastly different future outcomes for development of our GHG reduction roadmaps, which have steered Sasol toward ambitious targets for 2030 and 2050.

Nevertheless, we cannot assure you that our stress testing will be successful in implementing our transition to a low-carbon business.There are risks associated with accuracy, completeness and correctness of various assumptions that are used as inputs to the scenario analysis work undertaken by Sasol, including scenarios developed to test resilience to climate change threats. In addition, the estimates of required or available capital and other assumptions underpinning necessary investments to make our business sustainable for the long term could prove to be incorrect and lead to delays or infeasibility of capital expenditure projects. Should all or some of these assumptions prove to be inaccurate, incomplete or incorrect, this could potentially significantly impact our resilience and long-term sustainability.

We are targeting a 30% scope 1 and 2 GHG emission reduction by 2030 in support of accelerated action to curb climate change. We have concrete plans to directly reduce emissions by approximately 25%, through known, available technologies. We also have an interdependent energy efficiency improvement target of 30% by 2030, off a 2005 baseline. Our ambition is for net zero emissions by 2050. Our targets and ambitions are supported by roadmaps detailing the interventions we intend leveraging to achieve our targets and ambition. The primary risks associated with achieving the 2030 GHG reduction targets are the unavailability and unaffordability of gas as feedstock or as a source of energy and the potential prohibitive costs of green hydrogen, electrolysers and the lack of enabling legal frameworks. Meeting the energy efficiency target is dependent on continued stable operations. We can provide no assurances that Sasol’s plans to reduce GHG emissions as per our set targets and ambition will be viable or successful, but we are assessing and mitigating the associated risks which would include capital availability and technology advancement at a pace and a scale in line with the target but which may not be available in alignment with the proposed timeline.

Further, climate change poses a significant risk for both our South African and global business as it relates to potential physical impacts, including change in weather patterns, water scarcity and extreme weather events, such as cyclones/hurricanes, tornadoes, flooding and sea level rise. In this regard, work continues to be refined into our operational strategies and responses for the identified key priority regions such as the US Gulf Coast, Mozambique, and South African operations (Secunda and Sasolburg). Ongoing monitoring efforts guide our interventions to improve our maintenance, asset integrity processes and response procedures. The ongoing COVID-19 pandemic has sharpened our focus on managing these risks as we expect that the effects of changing climate could exacerbate potential future pandemics.

Further, climate change-related laws and regulations may threaten our licence to operate and substantially increase the cost of doing business because of the imposition of higher carbon taxes or similar taxes. Replacement of coal with natural gas, sustainably verified biomass and green hydrogen as sustainable feedstocks for our operations in Secunda are likely to increase the cost of production and reduce our profitability significantly. Current information indicates that imported liquified natural gas, biomass and green hydrogen are more costly feedstocks than coal for our operations in Secunda. In transitioning to these low GHG intensity feedstocks there will be an impact on the margin of some of our products. These climate change-related effects could have a material adverse effect particularly on our South African business, operating results, cash flows, financial condition and future growth. Our relatively high carbon emissions and the use of coal as a key feedstock could also impact negatively on our potential base of shareholders and our ability to source financing in capital and/or bank markets and/or increase our cost of capital.

Our international operations are less carbon-intensive and have been operating for some time in a more mature GHG regulatory regime. However, enhanced focus on issues concerning the environment, human rights and climate change may result not only in a more complex regulatory environment, but also additional legal risk to the extent that compensation for damages relating to climate change and other environmental impacts are brought into judicial systems around the world. In addition, our permits and operational licences are subject to public comment and/or input from stakeholders in certain of the jurisdictions in which we operate and there is an emerging trend by activists to use the public comment process to challenge the issuance or renewal of a company’s permit based on its response to climate change and social issues such as human rights and community impacts. The increased use of litigation against companies for compensation or to force action related to climate change and associated social issues could adversely impact the resilience of Sasol’s operations and our continued licence to operate.

Risks related to our safety and operations

We may face potential costs in connection with industry and value chain-related operational interruptions, accidents or deliberate acts of terror or civil unrest causing property damage, personal injury or environmental contamination

Operational interruptions impacting our business or value chains may have a material adverse effect on volumes produced and costs. These impacts could be caused by the failure of critical assets, extreme weather events or natural disasters, lack of feedstock (coal, natural gas, ethane, ethylene), supply chain disruption (inbound and outbound), utility interruption (electricity, water, oxygen, steam, hydrogen, nitrogen) or a breach of our licence to operate (non-compliance with regulatory requirements or permits).

We operate coal mines, explore for and produce oil and gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of oil, chemicals and gas, related raw materials, products and waste materials. These facilities and their respective operations are subject to various risks, such as fires, explosions, hurricanes, releases and loss of containment of hazardous substances, soil and water contamination, flooding, land subsidence, and geological complexity, among others. As a result, we are subject to the risk of, and in the past have experienced, industry-related incidents. Such incidents can be subjected to inspections by relevant authorities, with the associated potential consequences of enforcement action, including directions to temporarily cease and desist operations and/or the imposition of fines and penalties. This may have a material adverse effect on our business.

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

Sasol operates the Pande and Temane gas fields in Mozambique. Gas is produced from a portfolio of wells, and then processed through a Central Processing Facility (CPF). Gas is sold to our operations in Secunda and Sasolburg as well as to external customers in Mozambique and South Africa. The production of gas through wells, pipelines and a processing plant is inherently exposed to the risk of integrity failures which may result in a loss of containment and/or a disruption of gas supply to our own and/or customers’ operations. The risk of any well, pipeline or plant equipment failure is managed through a structured, continuously ongoing maintenance and management programme. Short- and medium-term interruptions (e.g. COVID-19) are managed by means of existing contractual mechanisms. Were Sasol’s Mozambique gas wells or facilities to experience a catastrophic, simultaneous, long-term outage, particularly if we were then unable to offset such outages through existing contractual gas sales agreement mechanisms, this could have a material adverse effect on our revenue, cash flows and costs.

Our products are ultimately sold to customers around the world and this exposes us to risks related to the transportation of such products by road, rail, pipelines and/or marine vessels or the nefarious use of our products for illegitimate purposes, such as the manufacture of illicit drugs and chemical weapons, or the use of explosives for violent and criminal acts. Such activities would generally take place in the public domain, exposing us to incident risks over which we have limited control.

It is Sasol’s policy to ensure effective service provider management and procure appropriate insurance cover for property damage and business interruption for its production facilities. The policy is to procure cover above acceptable deductible levels at acceptable commercial premiums. However, full cover for all loss scenarios may not be available at acceptable commercial rates, and we cannot give any assurance that the insurance procured for any particular year would cover all potential risks sufficiently or that the insurers will have the financial ability to pay all claims that may arise.

The costs we may incur as a result of the above or related factors could have a material adverse effect on our business, operating results, cash flows and financial condition.

Risks related to legal, regulatory and governance matters

We identified a material weakness in our internal controls over financial reporting in 2020, which we are still in the process of remediating. If we are unable to remediate this material weakness, or if we experience additional material weaknesses or other significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Under “Item 15— Controls and Procedures”, a material weakness in internal control over financial reporting was disclosed for the financial year ended 30 June 2021. The material weakness was identified in 2020 and relates to the level of precision applied to the impairment assessments performed on the South African integrated value chain cash generating units (CGUs) within one segment of the company and has now been expanded to all CGUs within the South African integrated value chain. This material weakness is still in the process of being remediated.

While the material weakness relating to the LCCP capital cost estimation process was fully remediated as at 30 June 2021 and while we are currently implementing remedial measures, there can be no assurance that our efforts will be successful. The material weakness was not considered remediated until completion of the design and implementation of the longer-term remediation efforts and the applicable remedial controls operate for a few cycles and management has concluded, through testing, that these controls were operating effectively. As a result of the material weakness described above, management concluded that our disclosure controls and procedures remain ineffective as of 30 June 2021.

We cannot be certain that any remedial measures we are currently in the process of implementing, or our internal controls over financial reporting more generally, will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. Our failure to implement our remediation plans referred to above, or to implement newly required or improved controls or to adapt our controls, or difficulties encountered in their operation, or difficulties in the assimilation of acquired businesses into our control system, could prevent us from meeting our financial reporting obligations or result in a restatement of previously disclosed financial statements. These financial reporting obligations include filing our periodic reports with the SEC on a timely basis and maintaining compliance with applicable New York Stock Exchange (NYSE) listing requirements.

If other currently undetected material weaknesses in our internal controls exist, they could result in material misstatements in our financial statements requiring us to restate previously issued financial statements. In addition, material weaknesses, and any resulting restatements, could cause investors to lose confidence in our reported financial information. They could also subject us to regulatory scrutiny and to litigation from shareholders, which could have a material adverse effect on our business. Furthermore, the remediation of any such material weakness could require additional remedial measures including additional personnel, which could be costly and time-consuming. The implementation of the remediation actions could further be impacted by the increased demand on employees. This is because there are increased requirements related to the activities from our optimisation of the business, as well as the personnel impact of the strategic reset through Future Sasol. If we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis. This, in turn, could cause a decline in our share price and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Actual or alleged non-compliance with regulatory requirements could result in criminal or civil sanctions or could harm our reputation and negatively impact our licence to operate

Non-compliance with anti-corruption and anti-bribery laws, sanction laws, environmental laws, competition or anti-trust laws and data privacy laws have been identified as our top five regulatory risks.

Anti-corruption and anti-bribery laws

Ethical misconduct and non-compliance with applicable anti-corruption/anti-bribery laws could result in criminal or civil sanctions and could have a material adverse impact on our reputation, operations and licence to operate.

Companies need to be particularly vigilant with regard to the risk of bribery, especially when the scale of investments and the corruption perception of the countries where operations take place are considered. We, like other international petrochemical companies, have a geographically diverse portfolio and conduct operations in some countries which have a perceived high prevalence of corruption. Our operations must comply with applicable anti-bribery laws, such as the US Foreign Corrupt Practices Act as well as similar anti-corruption and anti-bribery laws of South Africa and other applicable jurisdictions. There has been a substantial increase in the global enforcement of these laws. In particular, major investments in countries with a high corruption exposure create an elevated risk when dealing with private companies, governments or government-controlled entities. We have an anti-corruption and anti-bribery compliance programme in place which is designed to prevent and reduce the likelihood of violations of such laws by our employees and companies associated with us. However, a violation could result in substantial criminal or civil sanctions and could damage our reputation.

Sanctions laws

Our international operations require compliance with applicable trade and economic sanctions or other restrictions imposed by governments, such as the US and United Kingdom, and organisations, such as the United Nations, the European Union (EU) and its member countries. We closely monitor developments in these sanction programmes and assess the possible impact they could have on our group’s activities. These trade and economic sanctions are not always aligned and this increases the complexities when a company has operations in various countries. A violation of any of these sanction regimes could lead to a loss of import or export privileges, penalties against or the prosecution of Sasol and our employees, which could have an adverse effect on our reputation, business, operating results, cash flows and financial condition.

We have a sanctions compliance programme and sanctions screening systems in place. We believe that we are in compliance with all applicable sanctions and other trade restrictions and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to frequent amendments or changing interpretations.

Environmental laws and regulations

In recent years, the environmental legislation in South Africa has resulted in significantly stricter standards. For instance, by 1 April 2020, our existing plants were required to meet the more stringent point source standards for air quality emissions applicable to newly commissioned plants. Meeting some of these requirements requires the retrofitting of some of our existing plants, and accordingly, we obtained postponements until 1 April 2025 from the National Air Quality Officer to implement abatement projects in accordance with our air quality roadmaps. Sasol’s short-term cash conservation measures necessitated capital deferment. This was implemented in 2020 with associated project execution delays, which necessitates the ongoing revision of our air quality roadmap delivery as Sasol’s financial position improves.

Meeting the new boiler sulphur dioxide (SO2) emission standards before 31 March 2025 remains a challenge for our Secunda steam plant boiler considering the time required to implement the possible solutions. Coal beneficiation has the potential to effectively reduce SO2 emissions to below 1000 mg/Nm3, the recently promulgated standard. However, coal beneficiation is only likely beyond 1 April 2025 due to the magnitude and complexity of the implementation which will entail an extensive scope across mining and manufacturing plants. Coal beneficiation is not, however, aligned to Sasol’s sustainability objectives nor the long-term vision of moving away from coal. In parallel with this, we are considering synergies with GHG reduction efforts in the interest of implementing an overall environmentally sustainable solution considering Sasol’s ambition to decarbonise our operations. Introducing incremental amounts of additional gas would allow us to accelerate our GHG reduction plans while also enabling the shutdown of boilers, thereby reducing the total mass of Sasol’s SO2 emissions. It, however, remains likely that the implementation of the selected solution will also extend beyond 1 April 2025.

Accordingly, we continue to assess available legal mechanisms to leverage in mitigation of any potential non-compliance risks that may arise on 1 April 2025, pending the completion of the air quality roadmaps along adjusted timelines. We continue to engage with the Department of Forestry, Fisheries and the Environment (DFFE) and the local licensing authorities as necessary. The outcome of these processes and applications cannot be guaranteed and may be successfully challenged by third parties and hence the risk of non-compliance could still materialise. Non-compliance may result in the violation of licence conditions with the associated consequence of administrative enforcement action, which may include directions to cease operations and fines and penalties including criminal prosecution. This may have a material adverse impact on our business.

We recognise that existing standards may become stricter over time which may pose a risk to some of our maturing operations in South Africa. This may, in some cases, adversely affect our business, financial condition, results of operations and cash flows.

Some of our South African operations are situated in declared air quality priority areas which are subject to the requirements of the Vaal Triangle Air-Shed Priority Area Air Quality Management Plan and the Highveld Priority Area Air Quality Management Plan. These plans are currently under review, subject to the completion of source apportionment studies, and are also the subject of litigation currently. Accordingly, further emission reduction commitments may be required from Sasol and are likely to trigger additional costs for air quality improvements in these priority areas.

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

Competition laws/Anti-trust laws

Non-compliance with competition/anti-trust legislation could expose the group to administrative penalties, civil claims and damages, including punitive damages by companies which can prove they were harmed by the breach of competition/anti-trust legislation. Such penalties and damages could be significant and have an adverse impact on Sasol’s business, operating results, cash flows and financial condition. In addition, Sasol’s reputation could be damaged by findings of such contraventions and individuals could be subject to imprisonment or fines in countries where competition/anti-trust violations are a criminal offence.

It is Sasol’s policy to comply with all laws. Notwithstanding this, and our training and compliance programmes, we could inadvertently contravene competition/anti-trust laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages. We endeavour to remain compliant with competition/anti-trust legislation in all the jurisdictions in which we operate to avoid any material adverse impact on our reputation, business, operating results, cash flows and financial condition.

Data privacy laws and regulations

We operate in countries that have data protection laws and regulations. It is our policy to comply with all applicable laws, and we implement numerous training, awareness and data privacy compliance programmes. However, non-compliance with data protection laws could result in fines and/or civil claims and damages. This could have a material adverse impact on our reputation and a consequential financial impact.

South African mining legislation may have an adverse effect on our mineral rights

In December 2019, the Minister of Mineral Resources and Energy (Minister) separated oil and gas-related matters from that of mineral related matters in the Mineral and Petroleum Resource Development

Amendment Bill (MPRDA Bill). The draft Upstream Petroleum Resources Development Bill was published in the Government Gazette on 24 December 2019. Sasol submitted comments on this Bill directly to the Department of Mineral Resources (DMR) and via the relevant business association. However, due to the impact of COVID-19, further consultation processes were delayed. Once promulgated, the “Petroleum Bill” currently before parliament will repeal and replace the relevant sections in the Mineral and Petroleum Resources Development Act 28 of 2002 (MPRDA) which currently regulates oil and gas exploration and production.

The Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (2018 Mining Charter) was published on 27 September 2018 for implementation on that date. The 2018 Mining Charter contains a number of changes compared to the previous Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry (the previous Mining Charter) including but not limited to an increase in the Broad-based Black Economic Empowerment (B-BBEE) shareholding requirement from 26% to 30% in respect of new mining right applications. Furthermore, recognition is given to mining right holders who have achieved 26% B-BBEE shareholding and whose shareholders exited prior to commencement of the 2018 Mining Charter. Such recognition is however only applicable for the duration of the right and not for subsequent renewals in which instance a 30% B-BBEE shareholding is required. The 2018 Mining Charter contains more stringent compliance criteria than the previous Mining Charter, especially in respect of applications for new mining rights and the requirements in respect of procurement of mining goods. These may have a material adverse effect on Sasol Mining Proprietary Limited (Sasol Mining). The potential impact on Sasol Mining may be two-fold: higher cost of production and the risk of being in non-compliance with the requirements of the 2018 Mining Charter, which could lead to the suspension or cancellation of Sasol Mining’s mining and/or prospecting rights. If a holder of a prospecting right or mining right in South Africa conducts prospecting or mining operations in contravention of the MPRDA, the converted mining rights can be suspended or cancelled by the Minister. The entity, upon receiving a notice of breach from the Minister, has a specific period of time to remedy such breach, failing which the mining right can be suspended or cancelled.

The MPRDA and applicable provisions in the National Environmental Management Act 107 of 1998 and National Water Act 36 of 1998 impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

The effect on our mining and petroleum rights of possible future amendments to the MPRDA, associated regulations to be promulgated and the 2018 Mining Charter may have a material adverse effect on our business, operating results, cash flows and financial condition. See “Item 4.B—Business overview—Regulation—Empowerment of historically disadvantaged South Africans—The Mining Charter and the Mineral and Petroleum Resources Development Amendment Bill”.

Legislation in South Africa related to petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition

Regulation of petroleum products in South Africa

The Petroleum Products Amendment Act 2 of 2005 (Petroleum Products Act)

The Petroleum Products Act requires that persons involved in the manufacture and wholesale and retail sale of petroleum products obtain relevant licences for such activities. Sasol Oil (Pty) Ltd (Sasol Oil), Natref and SSA have submitted applications for their respective operations. The Sasol Oil wholesale licence and SSA manufacturing licence applications have been approved and the licences issued. The Sasol Oil manufacturing licence application pertaining to the Natref refinery has been accepted, however, the licence has not yet been issued. As provided in the Petroleum Products Act, Sasol Oil continues to act as a deemed licence holder in relation to its manufacturing activities.

Accordingly, Sasol Oil and Natref continue to operate as being persons who, as of the effective date of the Petroleum Products Act, are deemed to be holders of a licence until their applications have been finalised. Until then, we cannot provide assurance that the conditions of the licences may not have a material adverse impact on our business, operating results, cash flows and financial condition.

The Petroleum Products Act entitles the Minister to regulate the prices, specifications and stock holding of petroleum products and the status in this regard is as follows:

•	The retail pump prices of petrol, the maximum refinery gate price of LPG and the single maximum national price of illuminating paraffin are regulated. Prices are adjusted monthly according to published working rules and pricing formulae;
•	The DMR is currently reviewing the BFP mechanism. Revisions to the formula used to calculate the BFP could significantly impact revenue derived from liquid fuel sales in South Africa;
•	Regulations to better align South African liquid fuels specifications with those prevailing in Europe (so-called Clean Fuels II Regulations) were due to become effective on 1 July 2017. As none of the local refineries, including those of Sasol, would have been able to comply with these new specifications, the Minister rescinded and amended the regulations in June 2017. On 30 March 2021, new draft regulations were published for a 60-day public comment period for Clean Fuels II Specifications. The draft regulations indicated an implementation date of 5 years from the date of promulgation. Compliance with these new fuel specifications will require substantial capital investments at both Natref and Secunda operations. Sasol approved the required capital to upgrade the Secunda operations in time for the expected regulation date in 2026. A Natref Clean Fuels II solution was developed, however, no investment decision has been made. Discussions with the South African government are ongoing. On 31 August 2021, the new Clean Fuels II Regulations, replacing the previous regulations were published. The technical specifications are aligned with that previously prescribed, but the promulgated regulations now stipulate the required implementation thereof by 1 September 2023. In terms of the Clean Fuels II Regulations, fuels that do not comply with the prescribed specifications may not be sold or produced for domestic consumption in South Africa. Sasol, together with industry bodies, are engaging with the DMR with a view to revise the implementation date because we are of the view that the refining industry in South Africa would require a substantially longer period than two years to meet these specifications. The implementation of the Clean Fuels II solution at Secunda is progressing well and is on track to deliver on-specification product by the end of 2025. The promulgated Clean Fuels II Regulations with the prescribed implementation date of 1 September 2023 may have a material adverse effect on our fuel manufacturing operations at Secunda and Natref; and
•	On 30 March 2021, new mandatory biofuel blending regulations were published for a 60-day public comment period and on 1 September 2021 the new regulations were promulgated. These regulations oblige licenced manufacturers of fuel to blend between 2% and 10% of bio-ethanol with petrol and a minimum of 5% bio-diesel with diesel in South Africa. This required blending of bio-fuels at the maximum level, may pose challenges to the compliance with the Clean Fuels II specifications. The new regulations are being reviewed in conjunction with the Clean Fuels II Regualtions to determine the compliance requirements and the required technical responses to enable such compliance. These Regulations may have an adverse effect on our fuel manufacturing operations at Secunda and Natref.

Regulation of pipeline gas activities in South Africa

The Gas Act 48 of 2001 (Gas Act)

The Gas Act provides NERSA with the authority to issue licences for the construction and operation of gas pipelines and the trading in gas. NERSA also has the authority to approve gas transmission tariffs and maximum gas prices that may be charged by gas traders, where there is inadequate competition as contemplated in the South African Competition Act 89 of 1998. The Gas Act further gives NERSA the authority to impose fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Gas Act. Future regulation of maximum gas prices may have a material adverse effect on our business, operating results, cash flow and financial condition.

Pursuant to the 2013 NERSA decisions approving the Sasol Gas (Pty) Ltd (Sasol Gas) maximum gas prices and transmission tariffs, Sasol Gas implemented a standardised pricing mechanism in its supply agreements with customers in compliance with the applicable regulatory and legal framework. In November 2017, NERSA approved further maximum gas prices and transmission tariffs based on the same pricing and tariff mechanisms.

Seven of Sasol Gas’s largest customers initiated a judicial review of the 2013 NERSA decisions relating to its maximum price and tariff methodologies and NERSA’s decision on Sasol Gas’s maximum price and transmission tariff applications. On 15 July 2019, the Constitutional Court overturned the 2013 NERSA maximum price decisions and ordered NERSA to revise its decisions. The new decision by NERSA regarding the maximum gas price to be approved for Sasol will apply retrospectively from 26 March 2014 when the original decisions (now overturned) became effective.

During May 2020, the Industrial Gas Users Association of Southern Africa, an industry association whose members include a number of large gas customers, launched an application to review and overturn the November 2017 NERSA maximum gas price decision approving maximum gas prices for Sasol Gas for the period from 1 July 2017 to 30 June 2020. This NERSA decision was overturned on 3 May 2021 and accordingly, the new decision by NERSA regarding the maximum gas price will apply to this period as well.

Following the abovementioned outcome of the appeal to the Constitutional Court, NERSA has to approve new maximum gas prices for Sasol in terms of the provisions of the Gas Act. After a public consultation process in which Sasol participated, in April 2020 NERSA adopted a new maximum gas price methodology, which it published in June 2020. After the adoption of the new maximum gas price methodology NERSA engaged with licensees and affected stakeholders on the intended application of the methodology. Pursuant to the Sasol Gas price application submitted to NERSA in December 2020 on 6 July 2021 NERSA published its maximum gas price decision in which it approved maximum gas prices for

Sasol Gas for the period from 2014 up to 2021 and also determined how the maximum prices are to be determined for 2022 and 2023.

The implementation of the new NERSA-approved maximum gas price could have an adverse effect on our business, operating results, cash flows and financial condition. Because the new maximum gas price approved by NERSA for the period of the overturned decision is lower than the actual price charged to a large number of Sasol Gas’s customers, a retrospective liability may arise for Sasol Gas when customers institute claims for compensation based on the differences between the new approved maximum gas prices and actual gas prices historically charged by Sasol Gas. Sasol Gas raised a provision of R1,4 billion as at 30 June 2021 in respect of these anticipated claims by customers.

The Gas Amendment Bill was gazetted on 13 April 2021. This Bill is currently in the public comment phase and the ultimate effect of the proposed amendments to the Gas Act on our sales and our financial condition cannot be determined at this time.

Changes in safety, health, environmental and/or chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition

We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in the jurisdictions in which we operate. See “Item 4.B—Business overview—Regulation—Safety, health and environment—Regions in which Sasol operates and their applicable legislation”.

One of our most material challenges is the ability to anticipate and respond to the rapidly changing context and associated stakeholder challenges, in particular relating to environmental legislation in South Africa. Evolving legislation relating to air quality, climate change, water, waste and chemicals management introduces regulatory challenges to our existing plants in South Africa. The quality, emission and disposal limit requirements imposed in our air quality, waste management and water use licences for our South African operations are consequently becoming increasingly more stringent while our existing plants are maturing. These laws and regulations and their enforcement are likely to become more stringent over time in all the jurisdictions in which we operate, although these laws in some jurisdictions are already more established than in others. These compliance challenges are further impacted by the fact that, in some instances, legislation does not adequately provide for sufficient and/or flexible transitional arrangements for existing plants to comply with the imposed more stringent requirements. Ensuring that we are compliant with these requirements is a significant factor in our business. We continue with transparent disclosures and engagements with our key stakeholders in an effort to address these challenges. A failure to comply could have an impact on our licence to operate, as well as result in administrative and criminal enforcement, and could harm our reputation and relationships with stakeholders.

Sasol’s highly energy-intensive operations in South Africa are running in the midst of rapidly evolving national legislation on GHG emissions. In support of the Paris Agreement, the South African government published the “Draft Climate Change Bill”, promulgated the Carbon Tax Act 15 of 2019 effective 1 June 2019 and also promulgated the Pollution Prevention Plan and Greenhouse Gas Mandatory Reporting Regulations. Sasol submitted its GHG inventory data for South Africa in compliance with the regulations and successfully obtained internal approval for its first mandatory “Pollution Prevention Plan” for the five year cycle from 2016 to 2020. We subsequently submitted the required annual report on our pollution prevention plan in March 2020 which in turn informed our carbon tax payment. In March 2021, we submitted the final annual report for the first five year cycle and kicked off the second five year cycle submission which will include data from 2021 to 2025. We envisage that compliance with carbon budgets will become mandatory once the enabling carbon budget regulations are finalised. This will follow the finalisation of the Climate Change Act which we anticipate being gazetted in the second half of calendar 2021. The recent transition of presidential administrations in the US has created uncertainty for our US operations due to increased scrutiny of environmental and climate change issues (including environmental justice and disclosures of environmental and climate related data) by governmental agencies, investors and communities. Administration changes (both at federal and state level) could lead to revocation and revision of existing environmental and disclosure regulations. The costs associated with compliance with additional or increased regulation of environmental and climate issues could be significant and could have a material adverse impact on our business, operating results, cash flows and financial condition.

For further information on the impact of carbon taxes refer to “Item 3.D—Our ability to respond to climate change could negatively impact our growth strategies, reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations and adversely affect our legal licence to operate and our access to capital and financing”.

Changes to waste management legislation in South Africa, particularly around landfill prohibitions, are compelling our South African operations to find alternative solutions to waste management and disposal. The changing regulatory landscape introduces increasingly stringent waste disposal restrictions, extended producer liabilities and punitive fiscal reform measures including potential waste levies. We continue to quantify the potential costs associated with meeting these requirements. We depend on regulatory authorities clarifying the interpretation and applicability of specific requirements to our waste streams, to determine whether there would be compliance challenges associated with technical and feasibility constraints.

Water use licences being issued by the South African Department of Water and Sanitation include increasingly stringent requirements, such as waste water discharge limits, that must be complied with over time. This may not be achievable.

From a chemicals management perspective, our products must be registered in accordance with regulatory requirements for many of the countries in which we operate, and sold in line with permit conditions, among other considerations. These include filing of Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) registrations for chemicals we produce or import into Europe, and chemical notifications for other regions, especially the US, Canada and China, as well as South Korea, Taiwan and other Asian countries. Many countries are in the process of revising their chemicals regulations based on the EU REACH regulation, which is also expected to be updated soon. These changing chemical regulations come with further obligations and requirements with which Sasol will need to comply. Sasol is preparing to file UK REACH registrations following Brexit.

South Africa is also in the process of localising in its national regulations many international commitments on safe chemicals management. This process includes the adoption of the Globally Harmonized System of Classification and Labelling of

Chemicals (GHS) through the Department of Employment and Labour’s Hazardous Chemical Agents Regulations promulgated on 29 March 2021.

At Sasol systems and processes are in place, monitored and improved upon, to ensure our compliance with laws and regulations applicable to Sasol and its obligations upstream and downstream in the value chain. However, we cannot assure you that we will be in compliance with all laws and regulations at all times. For example, non-compliance with environmental, health or safety laws may occur from system or human errors in monitoring our emissions of hazardous or toxic substances into the environment, such as the use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorised acts of our employees or service providers.

There is growing public opinion and awareness of public health and safety associated with the manufacturing and use of chemicals and industries reliant on fossil fuels. Challenges are also increasingly being raised on these issues. Our manufacturing processes may utilise and result in the emission of or exposure to substances with potential health risks. We also manufacture products which may pose safety, health and environmental risks. We remain committed to apply a duty of care principle and implement measures to eliminate or mitigate associated potential risks, including through our commitment to the Responsible Care® program and adoption of the GHS. However, we may be subject to liabilities as a result of the use or exposure to these materials or emissions. Non-governmental organisations, activists and other stakeholders increasingly use environmental, health and safety permitting processes, including ours, to challenge a company's practices to promote greater environmental sustainability in its operations and value chain. We expect this kind of participation to increase over time, which could impede our ability to obtain new or renewed permits or result in more stringent standards imposed in them. See “Item 4.B—Business overview—Regulation” for more detail.

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

For example, the fast growth of plastics, combined with challenges in effective waste disposal, has resulted in a global problem associated with plastics waste in the environment. The main source of the problem is identified as short-life consumer packaging-type applications, often referred to as single-use plastics. Consumer and regulator sentiment regarding the plastic pollution challenge may pose future responsibilities and business constraints on the wider industry, including Sasol, through bans on certain polymer product applications, production restrictions and reduced demand for polymers where alternatives are perceived to be more acceptable to the markets they serve. The DFFE promulgated the Extended Producer Responsibility regulations which may result in additional financial obligations together with various other responsibilities for Sasol.

We are subject to risks associated with litigation and regulatory proceedings

As with most large corporations, we are involved from time to time as a party to various lawsuits, arbitrations, regulatory proceedings, investigations or other disputes. Litigation, arbitration and other such legal proceedings or investigations involve inherent uncertainties and, as a result, we face risks associated with adverse judgments or outcomes in these matters. Even in cases where we may ultimately prevail on the merits of any dispute, we may face significant costs defending our rights, lose certain rights or benefits during the pendency of any proceeding or suffer reputational damage as a result of our involvement. We are currently engaged in a number of legal and regulatory proceedings and arbitrations in various jurisdictions including the litigation relating to the Sasol Khanyisa B-BBEE transaction described under “Item 3.D—There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition—(a) Political and socio-economic issues—ii. Transformation and local content” and the Sasol Financing International Limited (SFI) tax proceedings described under “Item 3.D —There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition— (c) Legal and regulatory—ii. Tax laws and regulations”, as well as described under “Item 4.B—Business overview—Legal proceedings and other contingencies”.

We could also face potential litigation or governmental investigations or regulatory proceedings in connection with the material weaknesses we identified in 2019, 2020 and 2021 in our internal controls over financial reporting (see “Item 3.D—We identified a material weakness in our internal control over financial reporting in 2020, which we are still in the process of remediating. If we are unable to remediate this material weakness, or if we experience additional material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price”).

On 5 February 2020, a securities class action complaint was filed on behalf of US ADR owner Chad Lindsey Moshell and other US ADR holders who purchased Sasol securities from 10 March 2015 to 13 January 2020. It was filed in the United States District Court, Southern District of New York against Sasol Limited and five of its current and former executive directors. The complaint alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, and claims, among other things that (i) Sasol had conducted insufficient due diligence into, and failed to account for multiple issues with, the LCCP, including as to the true cost of the project, (ii) construction and operation of the LCCP was consequently plagued by control weaknesses, delays, rising costs, and technical issues; (iii) these issues were exacerbated by Sasol’s top-level management, who engaged in improper and unethical behaviour with respect to financial reporting for the LCCP and the project’s oversight; (iv) all the foregoing was reasonably likely to render the LCCP significantly more expensive than disclosed and negatively impact the company’s financial results and (v) as a result, certain of the company’s public statements were materially false and misleading during the class period. On 4 May 2020, Mr. David Cohen was appointed as lead plaintiff and filed an amended complaint on 4 June 2020. Sasol and the individual defendants filed a motion to dismiss on 2 July 2020. On 24 August 2020, Sasol’s motion to dismiss was granted in part (relating to the effectiveness of Sasol’s controls over financial reporting) and denied in part (relating to alleged misrepresentations as to the cost and schedule of the

LCCP) and Fleetwood Grobler was dismissed from the case. On 30 October 2020, Sasol filed a Motion for Reconsideration with the court related to the remaining elements of the case. Plaintiffs filed an opposition on 19 January 2021, and Sasol filed a reply on 1 February 2021. On 7 July 2021, the court denied Sasol’s Motion for Reconsideration. Sasol has appealed that decision but failing a successful appeal discovery proceedings will commence. The lead plaintiff has not specified the quantum of any alleged damages. Any impact of the class action complaint cannot be reasonably estimated at this point in time, but it cannot be excluded that it may have a material adverse effect on our business, operating results, cash flows and financial condition.

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

A significant percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and chemical structure which make the products more suitable for different applications than typical commodity products. These products are normally utilised by ourselves or our customers as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of product formulations and the applications thereof. These patents may create pressure on both Sasol and those of our customers who market these product formulations which may adversely affect our sales to these customers. These patents may also increase our risk to exposure from limited indemnities provided to our customers of these products in case there is a patent infringement which may impact the use of the product on our customers’ side. Patent-related pressures may adversely affect our business, market reputation, operating results, cash flows and financial condition.

We believe that our proprietary technology, know how, confidential information and trade secrets provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, including the patenting by our competitors of technology built on our know-how obtained through former employees, may negatively impact this advantage.

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

Risk related to geopolitical and stakeholder relationships

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

Several of our subsidiaries, joint arrangements and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See “Item 4.B—Business overview” for a description of the extent of our activities in the main countries and regions in which we operate. Although we are a South African-domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in other African countries, chemical businesses in Europe, the US, the Middle East and Asia, a joint venture GTL facility in Qatar and joint operations in the US and Canada.

In 2020, Sasol concluded divestments in South Africa, Nigeria and USA. In 2021, Sasol concluded divestments in the USA, Germany, Mozambique, South Africa and Gabon.

For further discussion related to our country-specific risk that could adversely affect our business, operating results, cash flows and financial condition refer to the following sections:

•	“Item 4.B—Business overview—Regulation—Empowerment of historically disadvantaged South Africans”;
•	“Item 4.B—Business overview—Legal proceedings and other contingencies”;
•	“Item 4.B—Business overview—Regulation—Safety, health and environment”;
•	“Item 5.B—Liquidity and capital resources”; and
•	“Item 10.D—Exchange controls”.

Particular aspects of country-specific risks that may have a material adverse impact on our business, operating results, cash flows and financial condition include:

(a)	Political and socio-economic issues
i.	Political, social and economic uncertainty

We have invested, or are in the process of investing in and/or divesting from, significant operations in Southern African, European, North American, Asian and Middle Eastern countries that have in the past, to a greater or lesser extent, experienced political, social and economic uncertainty.

In addition to severe negative COVID-19-related economic impacts, South Africa faces ongoing challenges in improving the country’s short- to long-

term growth potential, socio-economic inequalities, weak public finances, corruption and addressing weaknesses at state-owned enterprises and other institutions. In addition, South Africa continues to face actual events and potential future risks related to civil and social unrest. In 2021, the country experienced such events which significantly impacted the economy, business as a whole and Sasol specifically across various fronts including security threats to operations and people, continuity risks in operations and business, reductions in market demand for products, and interruptions in supply chains. These factors remain a significant risk to South Africa’s sovereign credit rating outlook and future socio-economic stability.

In Mozambique, uncertainties around the duration and intensity of the impact of COVID-19, high levels of public sector debt, political conflict, severe insurgency risks, lack of essential services, the need to further strengthen institutions, insufficient fiscal sustainability and extreme weather events are expected to remain significant risks to the sovereign credit and operational outlook for the foreseeable future.

At a global level, COVID-19 and the supply, equity and pace of the roll-out of vaccines, as well as their efficacy against new strains pose ongoing risks to economic activity, sentiment, global supply chains, commodity demand and travel and tourism. Uncertainties related to US and China relations remain a risk. Furthermore, geopolitical tensions, financial vulnerabilities, accentuated by COVID-19, abrupt shifts in financial conditions and their impact on the socio-economic outlook can also influence the countries in which we operate.

Other countries in which we operate could from time to time face sovereign rating risks, which may impact our counterparties’ ability to access funding and honour commitments.

Government policies, laws and regulations in countries where we operate, or plan to operate, may change in the future. Governments in those countries have in the past and may in the future pursue policies of resource nationalisation and market intervention, including through protectionism like import tariffs and subsidies. The impact of such changes on our ability to deliver on planned projects cannot be determined with any degree of certainty. Such changes may therefore have an adverse effect on our operations and financial results.

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

In Mozambique, we have agreed Local Content Plans (LCPs) with the GoM for our sustainable operations and for our projects. Not delivering on the key performance indicators of the LCPs may impact our ability to sustainably deliver on our business objectives in Mozambique.

In South Africa, there are various transformation regulations with which we are required to comply since Sasol operates in more than one sector of the economy. The broad risks that we face should we not comply with these transformation regulations include the inability to obtain licences to operate in certain sectors such as mining and liquid fuels, limited ability to successfully tender for government and public entity business and potential loss of customers (as private sector customers increasingly require their suppliers to have a minimum B-BBEE contribution rating).

The 2018 Mining Charter was published for implementation on 27 September 2018. On 19 December 2018 certain amendments, as well as the Mining Charter Guidelines, were published in the Government Gazette which provided that existing mining right holders must implement the 2018 Mining Charter from 1 March 2019. Although the 2018 Mining Charter is an improvement on the 2017 draft, on 29 March 2019 the Minerals Council South Africa (Minerals Council) commenced with a judicial review of certain aspects, which includes the ownership and procurement elements, of the 2018 Mining Charter. The review application was heard by a full bench of the High Court from 3 May to 6 May 2021 and the judgement is pending.

In August 2020, the Minister withdrew the notice of appeal to the Supreme Court of Appeal in respect of the Minerals Council’s position on the “once empowered always empowered” approach which the court found in favour of the Minerals Council. However, the Minister’s decision to withdraw the notice of appeal has no bearing on the Minerals

Council’s application for the judicial review of various aspects of the 2018 Mining Charter. Sasol Mining will monitor the outcome of this judicial review process which may either result in the status quo being retained or certain amendments being made to the 2018 Mining Charter that may address the Minerals Council’s concerns. For more information refer to “Item 3.D—South African mining legislation may have an adverse effect on our mineral rights”.

On 27 March 2020, the Minister published amendments to the Mineral and Petroleum Resources Development Regulations (Amendment Regulations). The Amendment Regulations may have a negative impact on our business in terms of uncertainty regarding the interpretation and higher cost for the business.

The revised Codes of Good Practice for B-BBEE (the Revised Codes), which came into effect on 1 May 2015, further amended on 31 May 2019, provide a standard framework for the measurement of B-BBEE across all sectors of the economy, other than sectors that have their own sectorial transformation charters (e.g. the mining and liquid fuels industries). The liquid fuels industry and other relevant stakeholders, through the Petroleum and Liquid Fuels Sector Charter Council, is developing the “Petroleum and Liquid Fuels Sector Charter” (PLFSC) which is intended to align the existing Liquid Fuels Charter adopted in November 2000 with the Revised Codes to regulate B-BBEE in the liquid fuels and gas sector. The PLFSC has not yet been published for public comment and it is therefore not possible to assess its impact. It is anticipated that the PLFSC will set industry-specific targets that cannot be more lenient than those in the Revised Codes.

Since our September 2017 announcement of plans to unwind the Sasol Inzalo B-BBEE transaction and introduce the Sasol Khanyisa B-BBEE transaction, we placed specific management focus on engaging with trade unions on issues pertaining to employee share ownership levels. Two of the five Sasol trade unions, Solidarity and the Chemical, Energy, Paper, Printing, Wood and Allied Workers’ Union (CEPPWAWU), declared disputes relating individually to Sasol Khanyisa and the unwind of Sasol Inzalo which, if not resolved, might result in industrial action, which could adversely affect our operations and could give rise to costs which would impact earnings. In the case of the Solidarity trade union, the Sasol Khanyisa dispute is similar to disputes the trade union has with three other large employers in South Africa. The President of the Labour Court requested the various employers to prepare a stated case in order to allow the Labour Court to give guidance in this regard. Despite best endeavours to do so, the parties abandoned this attempt and to date the matter which Solidarity has against Sasol has not been pursued. Solidarity has not succeeded in getting the three other large employers to participate in the stated case compilation, the consolidated matter was not submitted to the Labour Court and since October 2020 it has made no further advances to progress with the matter. It is, therefore, not a Sasol-only matter in South Africa and also affects other large companies. The Sasol Inzalo dispute lodged by the CEPPWAWU trade union has lost its momentum and been left dormant by the trade union, and it is no longer regarded as a major threat to Sasol.

On 6 May 2019, Sasol received a statement of claim filed by the trade union Solidarity with the Labour Court in Johannesburg, alleging that the Sasol Khanyisa Employee Share Option Plan (ESOP) element of the Sasol Khanyisa transaction is discriminatory as it does not include white employees in South Africa and employees working for Sasol outside South Africa. Sasol Mining applied to the DMR for the recognition of the Sasol Khanyisa ESOP to meet the ownership requirements contained in the 2018 Mining Charter. The DMR declined the request due to the ongoing litigation as the outcome could possibly have an impact on the number of employees participating in the scheme and the resultant ownership percentage. Consequently, Sasol Mining is unable to fully comply with the 2018 Mining Charter ownership requirements related to new mining right or mining right renewal applications. At this stage, all applications submitted prior to the 2018 Mining Charter becoming effective are being processed based on Sasol Mining’s historic ownership level. Furthermore, the South African Broad Based Black Economic Empowerment Commission (B-BBEE) Commissioner may not recognise that the vendor financing mechanism allows us to be allocated points on Enterprise Supplier Development.

However, we expect that the long-term benefits of Sasol Khanyisa to the company and South Africa should outweigh any possible adverse effects, such as dilution to existing shareholders, but we cannot assure you that future implications of compliance with these requirements or with any newly imposed conditions will not have a material adverse effect on our shareholders or business, operating results, cash flows and financial condition. For instance, any rights issue, depending on the uptake ‘appetite’ could possibly dilute the Khanyisa shareholding and may result in Sasol not complying with the South African Broad-

based Black Economic Empowerment Act, 53 of 2003 (B-BBEE Act). See “Item 4.B—Empowerment of historically disadvantaged South Africans”.

Value creation, if any, to the majority of the Khanyisa shareholders at the conclusion of the transaction is exposed to the inherent business risks of SSA during the empowerment period, including any adverse impact from the COVID-19 pandemic. The value created is determined with reference to the extent the fair value of SSA and any dividends declared by SSA exceed any outstanding vendor financing related to these Khanyisa shareholders at the end of the transaction period. Any adverse impact on dividend distributions to the Khanyisa shareholders or on the valuation of the SSA business on conclusion of the transaction will reduce the ultimate value created.

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

In SSA, the wage negotiations process in respect of the Industrial Chemicals and Petroleum sectors resumed in May 2021 under the auspices of the National Bargaining Council for Chemicals Industry (NBCCI) with trade unions in both sectors demanding 15% wage increments for 2022. The employer associations and trade unions in both sectors have not been able to reach any settlement on their own and the wage negotiations processes have now progressed to conciliation stages in terms of which the NBCCI has assigned facilitators to assist with potential settlements. Should the conciliation processes fail, the facilitators will respectively issue dispute non-resolution certificates which will entitle the trade unions to embark in strike actions in respect of both industries or sectors.

Considering that this process entails the assessment of the unaffordability of the wage increases to Sasol, we may be ordered to comply in the event that the Exception Panel of the NBCCI arrives at a different conclusion.

In Sasol Mining, the wage negotiations for 2022 have recently resumed with trade unions having submitted demands for 15% wage increments. Should there be no settlement in this regard, one or more trade unions bargaining within Sasol Mining may declare a dispute at the Commission for Conciliation, Mediation and Arbitration (CCMA). Inability to reach any resolution pertaining to such dispute could lead to the CCMA issuing a dispute non-resolution certificate which will entitle the relevant trade union to embark on a strike action at Sasol Mining.

The wage negotiations process at Mozambique CPF Plant is imminent. Similarly, the inability to reach a settlement could potentially give rise to strike action by the relevant trade union.

In view of all the aforesaid, although we have positive relationships with our employees and trade union partners, labour disruptions could occur in the future and this may have a bearing on our labour costs which could increase in the future.

(b)	Fiscal and monetary policies

Macroeconomic factors, such as inflation and interest rates, could affect our ability to contain costs and/or ensure cost-effective debt financing in the countries in which we operate.

Our sustainability and competitiveness are influenced by our ability to optimise our cost base. As we are unable to control the price at which our products are sold, an increase in inflation in countries in which we operate may result in significantly higher future operational costs.

South African consumer price inflation averaged 3,5% in 2021, compared to 3,7% in 2020. Recent inflation trends were affected mainly by contained inflation expectations, rand-denominated oil price movements and generally weak economic conditions. With inflation remaining around the lower-end of the South African central bank’s 3-6% inflation target range during the year, combined with COVID-19-induced economic challenges, the South African Reserve Bank maintained the policy interest rate at a relatively low 3,50% during 2021.

South Africa’s economic outlook remains challenging. Strained government finances, declining real per capita gross domestic product, civil discontent, COVID-19-related pressures, slow vaccine roll-out, electricity supply constraints, policy uncertainty, low confidence levels, and geopolitical events all pose risks to the economy.

Exchange rate fluctuations, food prices, electricity, water and import tariffs, global inflation trends, oil price developments and the sovereign rating outlook remain key risks to the inflation outlook. COVID-19 uncertainties, global financial conditions, trade disputes, emerging market sentiment swings and domestic socio-political and policy developments, could contribute to significant ongoing currency volatility.

Even though there is a gradual roll-out of vaccines across the world, this is inequitable and the COVID-19 pandemic continues to impose high humanitarian and economic costs, which impacts our business, operations cash flows, financial condition, and financials.

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

The Economic and Monetary Community of Central Africa (CEMAC), which includes Gabon, issued Foreign Exchange Regulation No. 02/18 CEMAC-UMAC which came into effect on 1 September 2019. This regulation allows the CEMAC Central Bank (BEAC) to take measures to restore reserves in foreign exchange currency including restrictions on foreign currency bank accounts in and outside CEMAC and limits a company’s ability to enter into loans, import / export services and assets and make investments. Fines for breach are extremely severe, being up to 50% of the company’s assets. BEAC has issued two moratoria on the regulation with the current moratorium being effective until 31 December 2021. The current moratorium is documented in Decision

No.119/GR/2020, of 5 November 2020. Although we no longer have any oil and gas assets in Gabon, we continue to have a presence in Gabon while Sasol Gabon SA remains active. As such, along with other companies active in the region, we continue to engage with BEAC and the IMF to seek a compromise that will allow the oil and gas industry to operate more efficiently.

See “Item 10.D—Exchange controls” and “Item 5.B—Liquidity and capital resources”.

ii.	Tax laws and regulations

We operate in multiple tax jurisdictions globally and are subject to both local and international tax laws and regulations. Although we aim to fully comply with tax laws in all the countries in which we operate, tax is a highly complex area leading to the risk of unexpected tax uncertainties. Tax laws are changing regularly, and their interpretation may potentially result in ambiguities and uncertainties, in particular in the areas of international taxation and transfer pricing. Where the tax law is not clear, we interpret our tax obligations in a responsible way, with the support of legal and tax advisors as deemed appropriate. Tax authorities and courts may arrive at different interpretations to those taken by Sasol, which may lead to substantial increases in tax payments. Although we believe we have adequate systems, processes and people in place to assist us with complying with all applicable tax laws and regulations, the outcomes of certain tax disputes and assessments may have a material adverse effect on our business, operating results, cash flows and financial position.

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

In particular, one of our subsidiaries, SFI, received assessments in February 2018 regarding the 2002 to 2012 tax years in relation to its international business activities and specifically regarding SFI’s place of effective management. The litigation proceedings relating to the assessments in respect of SFI are still ongoing.

For more information regarding pending tax disputes and assessments see “Item 4.B—Business overview—Legal proceedings and other contingencies”.

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

Some of the countries where we have already made investments, or other countries where we may consider making investments, are in various stages of developing institutions and legal and regulatory systems that are characteristic of democracies and market economies.

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

Reliable supply of electricity is important to run our plants optimally. The South African power system remains very tight. Unplanned power outages, as we experienced at our South African plants at the start of 2021, had a negative impact on our production volumes, cost and profitability. While we have the capacity to generate half of our own requirements at our South African plants, this only mitigates the risk partially as we remain dependent on external electricity supply from Eskom.

Water, as a resource, is becoming increasingly limited as global demand for water increases. A significant part of our operations, including mining, chemical processing and others, requires the use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost or availability of our water supplies or otherwise impact our operations. Water use by our operations varies widely depending largely on feedstock and technology choice. Water to our South African operations is supplied from the Integrated Vaal River System (IVRS), currently making up 81% of Sasol’s total water demand. While the water supply to these operations remains secure, expectations are for a worsening of the water supply imbalance. This may lead to issues of water availability or the imposition of restrictions on its use. Seasonal changes, such as deterioration in quality of water supplied from the IVRS, results in feed water which is highly variable and regularly of a poor quality. This increases the cost of treating it. Although various technological advances may improve the water efficiency of our processes, these are capital intensive. We may also experience limited water availability due to periodic drought events aggravated by delays in completing phase 2 of the Lesotho Highlands Water Project which is currently underway. We may also experience a deterioration in water quality and other infrastructure challenges related to our South African operations, which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

The transportation of inbound materials to our plants and of products to our customers is reliant on the region’s available infrastructure. Numerous factors like natural disasters, political unrest, pandemics or extreme weather events may impact on transportation modes which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

(e)	Stakeholder relationships

Sasol has a complex network of stakeholders, often with competing interests. Beyond our financial community, our stakeholders are persons or groups who are or may be directly or indirectly affected by our operations, as well as those who have interests in our business and/or the ability to influence its outcomes. Stakeholders may include members of local communities and their representatives, national, provincial or local government authorities, officials at all spheres of government, government agencies, multilateral organisations, regulators, political and religious leaders, civil society organisations and groups with special interests, suppliers, investors, business partners, customers, employees, trade unions, academics and the media. Failure to manage relationships with our stakeholders may harm our reputation as well as our ability to conduct our operations effectively. Our stakeholder objective is to position Sasol as a credible partner and build trust with all our stakeholders. Our engagement approach is premised on open and effective communication and mutually beneficial outcomes where possible, as well as inclusiveness and integrity.

Given the impact of operating in a volatile macroeconomic environment and considering the fallout of the COVID-19 pandemic, especially in South Africa, where the rate of vaccinations is slower than other jurisdictions in which we operate, we may not be able to meet some of our stakeholder commitments in 2022. This may have a material impact on stakeholder relations. Various processes are in place to proactively engage with stakeholders and to mitigate associated risks. However, we cannot assure you that the strategy will fully mitigate the risk and therefore, actions taken by stakeholders could have a material adverse effect on our business, operating and financial results, and future growth.

(f)	Contract stability

Host governments in some of the resource-rich countries in which we operate or consider making investments may display tendencies of wanting to change existing contracts through early terminations, non-renewal or cancellation of contractual rights. In these jurisdictions, we may not be able to fully enforce our contractual rights or enforce judgements obtained in the courts of other jurisdictions, should the host governments hold the view that these contracts are not beneficial to their countries.

(g)	Other specific country risks that are applicable to countries in which we operate and which may have a material adverse effect on our business include:
•	acts of warfare and civil clashes;
•	the loss of control of oil and gas field developments and transportation infrastructure;
•	failure to receive new permits and consents;
•	expropriation of assets;
•	lack of capacity to deal with emergency response situations;
•	social and labour unrest and riots due to economic and political factors in host countries;
•	terrorism, insurgency, xenophobia and kidnapping threats;
•	security threats to assets, employees and supply chain including cyber threats;
•	possible demands to participate in unethical or corrupt conduct that lead us to forgo certain opportunities;
•	feedstock security of supply; and
•	sanctions against countries in which we operate.

Risks related to the market

Cyclicality in petrochemical product prices and demand may adversely affect our business, operating results, cash flows and financial condition

Sasol’s chemicals portfolio includes several products that are exposed to cyclicality in margins. Margins for polymers, solvents, surfactants and fertilisers trend in a cyclical manner that usually, but not always, coincides with the normal business cycles of regional and global economies. Periods of high industry profitability (generally driven by high utilisation rates) tend to alternate with times of low profitability (generally characterised by low utilisation rates), amplified by subsequent periods of over- and under-investment in new capacity. Long construction lead times result in waves of capacity additions toward the end of the high-margin expansionary phase, thus exacerbating the already weakening market conditions. The ensuing cyclical downturn and low profitability tends to rein in capital spending, leading to an extended period of very slow capacity growth that generally coincides with rapid demand growth during the economic recovery phase. This situation, in turn, tends to create tight market conditions and improved margins.

Currently, the global spread of the COVID-19 pandemic has caused significant volatility impacting chemicals demand, supply and the global supply chains that serve them. This has translated into both opportunities and risks for Sasol as the organisation’s global presence and diversified product portfolio allow it to manage the volatility that may arise in a specific market. Demand risks to the chemicals outlook include an uncertain but somewhat more optimistic global economic growth outlook, US/China trade relations, geopolitical tensions, and business and consumer confidence trends. Supply is currently largely affected by the capacity overbuild taking place in the US and China mainly in the ethylene and propylene value chains. COVID-19-related supply chain disruption could impact our ability to reach global markets from South Africa or other producing regions and could also restrict access to specific markets. Consequently, forecasting the timing of the industry business cycle, and prices for chemical products during the current volatility remains difficult and a deterioration in overall conditions may have a material adverse effect on our business, operating results, cash flows and financial condition.

Our coal, synthetic oil, natural oil and natural gas reserve estimates may be materially different from quantities that we eventually recover or ultimately make use of

Our reported coal, synthetic oil, natural oil and gas reserves are estimated quantities based on applicable reporting regulations that, under present conditions, have the potential to be economically mined, processed, produced, delivered to market and sold.

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

Our natural gas reserves in Mozambique are of particular importance as feedstock for our plants in South Africa, as well as for sales of gas into the market in South Africa. There is currently a lack of alternative sources of natural gas in southern Mozambique with similar volumes and at affordable development and production costs. Although alternative sources of gas supply in southern Africa are being considered, there is a risk that these resources may not be secured at a price adequate to sustain our business and/or enable growth.

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

In addition to the potential technological challenges, expansion projects are often integrated across our value chain. Delays with the development of an integrated project might, accordingly, have an impact on more than one business segment.

Our ability to compete may partly depend on our timely and cost-effective implementation of new technological advances. It will also depend on our success in commercialising these advances irrespective of competition we face. Failure to do so could result in a material adverse effect on our business, operating results, cash flows and financial condition.

Our ambition to become a green hydrogen supplier in South Africa, Africa and possibly more broadly will be impacted by the company’s ability to partner with others in the hydrogen value chain to effectively shorten the learning and development curve and get products to market. This market also has to be created and it will be critical for Sasol to recognise the investments required for these new or incremental lines of business so that Sasol can be on the front end of the winning technologies and skills development.

Over time, hydrogen is anticipated to be a feedstock for the green products that Sasol will increasingly look to produce however, this will depend on the affordability of green hydrogen and Sasol’s ability to procure the technology cost effectively. Our effort to become a green hydrogen supplier may be unsuccessful and the process may lead to increased operational costs and may negatively impact other growth strategies. Refer to “Item 3.D—Our ability to respond to climate change could negatively impact our growth strategies, reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations and adversely affect our legal licence to operate and our access to capital and financing” for more information.

Risk related to information management

We may face the risk of information security breaches or attempts to disrupt critical information technology services, which may adversely impact our operations

The increasing use of information technology to enable digital processes in operations is making all industries, including the energy and chemicals industries, much more susceptible to cyber threats and information security breaches. As digitalisation expands to include our financial, commercial, transacting and production systems, so the cyber security risk increases. While Sasol has an information security programme in place, cyber security threats we face consistently evolve and emerge to expose the organisation, both in business and operating systems, to significant external threats. However, we recognise that if there is a breach of information security we could experience disruptions of critical services or be exposed to ransomware attacks. In the worst case scenario, this could result in financial loss, have a material adverse effect on our business, operating results, cash flows, financial condition and our disclosure of control processes.

Risk related to our people

We may not be successful in attracting, developing and retaining sufficiently or appropriately skilled employees

In order for Sasol to deliver on its strategic objectives, sustainably grow into the future, and effectively operate and continuously improve existing and future assets and technologies, we are highly dependent on our human capital.

We maintain a focus on attracting, developing and retaining sufficiently diverse, skilled and experienced employees, including critical or scarce skills like qualified scientists, engineers, project execution managers, artisans and operators and highly skilled employees in business and functional roles. However, there still exist various risks that may impact our ability to attract and retain required skills.

There is constant competition in global labour markets for critical or scarce skills. The quality and availability of skills in certain labour markets may also be impacted by the challenges within the education and training systems. Localisation, diversity and other similar legislation in countries in which we operate are also key considerations in the attraction and retention of sufficiently skilled employees. The increasing use of digital technologies across our industry is placing increasing demand on data and digital technology skills. The availability and supply of these new skill sets are limited due to demand outweighing supply. The transition to cleaner technologies will also impact the current skills demand and supply.

Risks related to our ADSs

The exercise of voting rights by holders of ADRs is limited in some circumstances

Holders of ADRs may exercise voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of our deposit agreement with J.P. Morgan Chase Bank N.A.,

as the depositary. For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders meeting to J.P. Morgan in accordance with the deposit agreement. J.P. Morgan has undertaken in turn, as soon as practicable after receipt of our notice, to mail voting materials to holders of ADRs. These voting materials include information on the matters to be voted on as contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our MOI, to instruct J.P. Morgan as to the exercise of the voting rights pertaining to the shares underlying their respective ADSs.

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

Holders of Sasol’s ordinary shares or ADSs may be subject to dilution as a result of any non-pre-emptive share issuance, and shareholders outside South Africa or ADS holders may not be able to participate in future offerings of securities (including Sasol’s ordinary shares) carried out by or on behalf of Sasol

Future share issuances by Sasol, with or without subscription rights, could (depending on how the share issuance is structured) dilute the interests of existing shareholders or require them to invest further funds to avoid such dilution.

In the case of an equity offering with subscription rights, holders of Sasol’s shares in certain jurisdictions may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. In particular, holders of Sasol’s securities who are located in the United States (including those who hold ordinary shares or ADSs) may not be able to participate in securities offerings by or on behalf of Sasol unless such equity offerings are registered under the U.S. Securities Act of 1933 (the Securities Act) or exempted from registration under the Securities Act. Holders of these shares in these jurisdictions may therefore suffer dilution should they not be permitted to, or otherwise choose not to, participate in future equity offerings with subscription rights.

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

For a description of the company’s principal capital expenditures and divestitures refer to “Item 5.B—Liquidity and capital resources”.

4.B Business overview

Sasol is a global chemicals and energy company. We harness our knowledge and expertise to integrate sophisticated technologies and processes into world-scale operating facilities. We safely and sustainably source, produce and market a range of high-quality products in 27 countries, creating value for stakeholders. Our purpose “Innovating for a better world” compels us to deliver on triple bottom line outcomes of People, Planet and Profit, responsibly and always with the intent to be a force for good.

For details regarding the following sections, refer as indicated.

●	for information regarding our Business Overview, refer “Integrated Report—Preserving and maximising value creation – our integrated value chains” as contained in Exhibit 99.4;
●	for information regarding our Strategy, refer “Integrated Report—Delivering our Future Sasol strategy and Delivering our strategy over horizons” as contained in Exhibit 99.5;
●	for a description of the company’s operations and principal activities refer “Integrated Report—Preserving and maximising value creation – our integrated value chains” as contained in Exhibit 99.4; “Integrated Report—Operational performance summary” as contained in Exhibit 99.6; and Item 18—“Financial Statements—Segment information”; and
●	for a description of our principal markets, refer to Item 18—“Financial Statements—Geographic segment information”, which provides information regarding the geographic location of the principal markets in which we generate our turnover, as well as of our asset base.

Seasonality

Sales volumes of our products are generally not subject to seasonal fluctuations but tend to follow broader global industry trends and are therefore impacted by macroeconomic factors. Sasol operates globally and in many diverse markets, and accordingly, no element of seasonality is likely to be material to the results of Sasol as a whole. For further information regarding cyclicality, prices and demand, refer to “Item 3.D—Risk factors”.

Raw materials

In the Southern Africa value chain, the main feedstock components for the production of fuels and chemical products are coal obtained from our Mining segment, natural gas obtained from our Gas segment and crude oil purchased from external suppliers.

In our Chemicals business, outside of Southern Africa, the main feedstocks used are kerosene, benzene, ethane, ethylene, oleochemicals, slack wax and aluminium. Feedstocks are purchased externally, with the exception of a portion of ethylene which is produced at our Lake Charles facility and the Fischer-Tropsch-based feedstock used for our South African polymer, solvents, alcohol, wax, ammonia, phenolics, and co-monomer production. The pricing of most of these raw materials follow global market dynamics which relate to crude oil and energy prices.

Marketing channels and principal markets

In our Mining and Gas segments, we make use of direct sales models, long-term marketing gas sales agreements and short-term crude oil sale and purchase agreements. Piped gas is sold to wholesalers and end-users in South Africa; and electricity is sold to Electricidade de Moçambique (EDM) in Mozambique.

In our Fuels segment, marketing channels can be divided into the following main areas:

●	liquid fuel sales to licensed wholesalers; and
●	liquid fuels sales to retailers and end-users and liquid fuels overland exports into other parts of Southern Africa.

In our Chemicals segments, our products are sold to customers worldwide with a significant part under annual and multi-year contracts. Marketing channels can be divided into the following main areas per segment:

●	In Chemicals Africa, Advanced Materials consists of cobalt catalyst and carbon sold largely to international markets. Base Chemicals produces polymers, fertilizers and explosives, phenolics, methanol and some other products which are sold mainly to customers in South Africa with the exception of polypropylene and phenolics which are mainly exported. Explosives intermediates are sold to our partner Enaex which converts these to final products for supply to the Sub-Saharan Africa mining industry. Essential Care exports the South African-produced C6+ alcohols to international markets for external sales or internal use in surfactant facilities across the globe. Performance Solutions’ products include Fisher Tropsch-based and paraffin wax, solvents and comonomers which are substantially exported to international markets for external sales.
●	In Chemicals America, Advanced Materials consists of alumina sold largely within North America with some exports to Europe and Asia. For Base Chemicals, polyethylene is produced and marketed on behalf of Sasol by our joint venture partner LyondellBasell. The produced ethylene is either consumed internally for derivatives or sold to external customers in the US merchant market. MEG is marketed and distributed on behalf of Sasol by another third party. Phenolics are largely exported to international markets. Essential Care includes surfactants, EO, C6+ alcohols, LAB and paraffins and Performance Solutions includes the sale of comonomers, speciality parrafins and speciality alcohols mainly within the Americas region, with some sales to Europe and Asia.
●	In Chemicals Eurasia, Advanced Materials includes sales of alumina mainly within Europe with some sales in other regions including the Americas and Asia. Essential Care consists of surfactants, EO, C6+ alcohols, LAB and paraffins sales mainly within Eurasia with some sales in the Americas. Performance Solutions covers the sale and production of speciality alcohols, paraffin wax and emulsions as well as processing South African FT-based waxes further for selling mainly in Europe, as well as into Asia, the Americas and Africa. Glycol ethers from Eurasia are largely sold within the region, with some additional global sales.

Factors on which the business is dependent

Intellectual property

Our proprietary or licensed technologies, our software licences, procedures and protocols support Sasol’s competitive advantage. These consist of:

●	our patented technologies;
●	skilled, experienced and technically qualified employees, industry thought leaders and experts that enable Sasol to respond to the constantly changing environment; and
●	our business processes and management systems.

Intellectual Capital summary	2021	2020	2019
Number of new patents issued	40	130	150
Total worldwide patents held	2 300	2 400	2 500
Investment in research and development	R1 249 million	R1 233 million	R966 million

The Sasol Slurry Phase DistillateTM (Sasol SPDTM) process—Based on our Technology function’s extensive experience in the commercial application of the Fischer-Tropsch (FT) technology, we have successfully commercialised the FT-based Sasol SPDTM process for converting natural gas into high-quality, environment-friendly GTL diesel, GTL kerosene and other liquid hydrocarbons.

The Sasol SPDTM process integrates the following three main technologies, each of which is commercially proven. These include:

●	the Haldor Topsøe SynCORTM reforming technology, which converts natural gas and oxygen into syngas;
●	our Sasol Low Temperature Fischer-TropschTM (Sasol LTFTTM) technology, which converts syngas into hydrocarbons; and
●	the Chevron IsocrackingTM technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and LPG.

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

CTRG, our 49% joint operation in Mozambique, purchases natural gas feedstock produced at our natural gas Pande-Temane Petroleum Production Agreement (PPA) asset. CTRG has a gas transport agreement with the Republic of Mozambique Pipeline Investments Company (Pty) Ltd (ROMPCO) and a

power purchase agreement with EDM. The agreements commenced on 27 February 2015 and are valid for 20 years. On 20 December 2020, we signed a sale securities purchase agreement with Azura Power Limited for the divestment of our full shareholding in CTRG. The transaction is subject to a number of conditions precedent, which include regulatory approval and the waiver of pre-emption rights held by EDM, the Mozambican state-owned electricity company.

ROMPCO is owned by SSA, with 50%; the South African Gas Development Company SOC Limited (iGas) a subsidiary of the Government of South African-owned Central Energy Fund (CEF), with 25%; and Companhia Moçambicana de Gasoduto SA (CMG), a subsidiary of Government of Mozambique-owned ENH, with 25%. ROMPCO transports natural gas from the Pande and Temane gas fields in Mozambique to markets in Mozambique and South Africa via the Mozambique-Secunda gas transmission pipeline (MSP). On 14 May 2021, SSA concluded a sale and purchase agreement to sell a 30% equity interest in ROMPCO, which was subject to pre-emptive rights by the other shareholders. CMG and iGas exercised their pre-emptive rights on 25 June 2021 and the sale will therefore be concluded with CMG and iGas. SSA will retain a 20% shareholding in ROMPCO and will continue to operate and maintain the pipeline.

In October 2019, Sasol announced its intention to form a new explosives partnership with Enaex S.A. On 30 June 2020, Sasol concluded the transaction to sell 51% share in the business to Enaex S.A. On 1 July 2020, Enaex Africa (Pty) Ltd, in association with Sasol, officially started operating in South Africa and on the African continent. As part of the transaction, SSA signed a 20-year product supply agreement with Enaex Africa (Pty) Ltd for ammonium nitrate. On 8 April 2021, SSA concluded an amended shareholders and share sale agreement to sell a 26% equity interest in Enaex Africa (Pty) Ltd to Afris Subco (Pty) Ltd, a subsidiary of Africa Rising Explosives (Pty) Ltd (a B-BBEE partner), subject to certain conditions precedent. On 14 May 2021, all conditions precedent were met. SSA retains a 23% shareholding in Enaex Africa (Pty) Ltd.

On 28 July 2020, Sasol announced that an exclusive negotiation agreement had been signed with Air Liquide Large Industries South Africa (Pty) Ltd for the sale of its 16 air separation units (ASUs) located in Secunda. The sale became effective on 24 June 2021, following the conclusion of all suspensive conditions related to the divestment. As part of the divestment transaction, a long-term oxygen off-take agreement, which was signed with Air Liquide. In addition, Sasol and Air Liquide have agreed to collaborate in the procurement of renewable energy. Together, the parties will pursue the procurement of 900MW of renewable energy by 2030, which is a significant increase from Sasol’s original 600MW commitment.

On 9 July 2021, SSA concluded an agreement to sell its sodium cyanide business to a South African, B-BBEE empowered subsidiary of a Czech Republic-based company specialising in cyanide production. The transaction is expected to close in the first half of calendar 2022 (subject to customary closing adjustments). The acquirer will take over full operational control of the cyanide business. Key feedstocks, utilities and site services will be supplied by Sasol on an arm’s length basis.

On 1 December 2020, Sasol closed a transaction creating a joint venture with LyondellBasell Offtake, LLC called Louisiana Integrated Polyethylene JV LLC (LIP JV). In this transaction, Sasol transferred certain production units at the LCCP to LIP JV and sold 50% of the shares of LIP JV to LyondellBasell. At the same time, both Sasol and LyondellBasell and certain affiliates entered into a series of related agreements providing various services to each other and to LIP JV, one of which was the marketing agreement with Equistar Chemicals, an indirect subsidiary of LyondellBasell. Equistar will market and sell Sasol’s polyethylene along with LyondellBasell polyethylene manufactured by the LIP JV production units.

In Gabon, our subsidiary Sasol Gabon S.A. completed the sale of its 27,75% working interest in the Etame Marin Permit (EMP) asset to VAALCO Gabon S.A., the operator of the asset, on 25 February 2021. In addition, Sasol Gabon S.A. completed the sale of its 40% working interest in the DE -8 permit offshore Gabon to Perenco Oil & Gas Gabon S.A, the operator of the asset, on 4 May 2021.

On 22 June 2021, Sasol Investment Company (Pty) Ltd (SIC) concluded a share sale and purchase agreement pursuant to which the buyer agreed to acquire all of the shares of Sasol Canada Holdings Limited (SCHL) and Sasol Canada Exploration and Production Limited (SCEPL). SCHL and SCEPL collectively own the partnership units of Sasol Canada Exploration and Production Limited Partnership, which holds a 50% general partnership interest in the Petronas Sasol Montney Partnership (PSMP) and a 50%

undivided working interest in certain associated midstream assets. The transaction was subject to a number of conditions precedent. The transaction closed on 29 July 2021 when the final condition precedent was met.

Refer to “Item 4.D—Property, plants and equipment—Gas” for detail regarding key contracts in Mozambique.

Legal proceedings and other contingencies

From time to time, Sasol companies are involved in litigation, tax and similar proceedings in the normal course of business. Although the outcome of these claims and disputes cannot be predicted with certainty, a detailed assessment is performed on each matter, and a provision is recognised, or contingent liability disclosed, where appropriate in terms of IFRS.

As reported previously, the South African Revenue Service (SARS) conducted an audit over a number of years on SFI which performs an offshore treasury function for Sasol. The audit culminated in the issuance of revised assessments in respect of the 2002 to 2012 tax years and the dispute relates to the place of effective management of SFI. SFI has co-operated fully with SARS during the course of the audit relating to these assessments. The potential tax exposure is R2,58 billion (including interest and penalties as at 30 June 2021), which is disclosed as a contingent liability.

SFI lodged an objection and appeal in the Tax Court against the revised assessments. SFI and SARS have come to a mutual agreement that the appeal and related Tax Court processes will be held in abeyance pending the outcome of the judicial review application noted below.

Sasol has launched two judicial review applications against the SARS decision to register SFI as a South African taxpayer and certain related elements of the revised assessments over which the Tax Court does not have jurisdiction. Final pleadings were exchanged between the parties in the first review application and Sasol is expediting the allocation of a court date for the hearing of this application. In the second judicial review, the required pleadings are being exchanged between the parties, after which a court date for the hearing of this application will also be allocated.

Sasol is committed to comply with tax laws and any disputes with tax authorities on the interpretation of tax laws and regulations will be addressed in a transparent and constructive manner.

For a description of the legal review of the NERSA maximum pricing and transmission tariffs refer to “Item 3.D—Risk factors—Legislation in South Africa petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition—Regulation of pipeline gas activities in South Africa—The Gas Act”.

A judgement by the South African Constitutional Court in 2011 confirmed the right of employees in the mining industry who contracted certain occupational diseases to claim damages from their employers. Similar cases have also been threatened against participants in the coal sector of the mining industry. As a result of the Constitutional Court judgement referred to above, Sasol Mining is currently the defendant in three separate litigation matters. The first matter was instituted by 22 claimants who allege that they contracted coal dust related lung diseases, including pneumoconiosis, while in Sasol Mining’s employment. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 29 of 1996; failed to comply with various regulations issued in terms thereof; and failed to take effective measures to reduce the exposure of mine workers to coal dust. The plaintiffs allege that all of the above increased the risk for workers to contract coal dust related lung diseases.

The first lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. Two plaintiffs have since passed away and their claims have been withdrawn. The remaining 20 plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R67,7 million in total. Sasol Mining is defending the claims.

Insofar as the trial has not commenced yet and a response from the plaintiffs to a request for further particulars is still being awaited, it is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision has been raised at 30 June 2021.

In addition to the above, during 2009, certain employees in Sasol Mining were charged with participation in an unprotected sit-in, threatening and forcing others to participate in an unprotected strike and for assaulting or attempting to assault others during an unprotected strike. They were subsequently dismissed. These employees are disputing their dismissal. On 19 September 2019, the Labour Court passed a judgement directing inter alia Sasol Mining to re-instate the employees and pay certain past benefits. Sasol Mining filed an application for leave to appeal the judgement. The appeal was heard on 24 March 2021. In view of the above circumstances a provision in the amount of R88 million was accounted for at 30 June 2021. On 9 September 2021, the Labour Appeal Court ruled on the matter upholding the appeal and setting aside the court a quo’s ruling and replacing it with an order confirming that the dismissal of the respondent employees were substantively and procedurally fair.

Following certain complaints submitted to the B-BBEE Commission by direct and indirect shareholders in Tshwarisano LFB Investment (Pty) Ltd relating to Tshwarisano’s 25% shareholding in Sasol Oil, the B-BBEE Commission is investigating the compliance by Sasol Oil and other affected stakeholders with the B-BBEE Act. While certain of these investigations are still ongoing, Sasol Oil has received findings and recommendations from the B-BBEE Commission in relation to a complaint by a particular shareholder who complained about unfavourable terms and conditions of a funding arrangement concluded between the shareholder and its funders in order to fund its acquisition of shares in Tshwarisano. Sasol Oil was not a party to the funding agreement. The shareholders in question alleged that they did not derive any economic benefit from the said funding arrangement. Sasol Oil has fully co-operated with the B-BBEE Commission during all of the ongoing investigations and will continue to do so.

In terms of the provisions of the B-BBEE Act, Sasol Oil has notified the B-BBEE Commission that it does not agree with the findings and that Sasol Oil will institute a legal review application in order for the High Court to overturn the findings made by the B-BBEE Commission. Sasol Oil instituted a legal review application in the High Court for the B-BBEE Commission’s findings to be reviewed and set aside. The parties have exchanged the required pleadings in the application and the matter will now be prepared for hearing. Due to the nature of litigation matters, the outcome of the matter cannot be predicted with certainty.

In addition, the quantum of any ultimate financial liability for Sasol Oil resulting from a possible adverse finding against Sasol Oil in this matter cannot be established at this time, this matter currently represents a general contingent liability for the company.

We are currently engaged in a number of legal and regulatory proceedings and arbitrations in various jurisdictions, including the litigation relating to the securities class action law suit described under “Item 3.D—Risk factors—We are subject to risks associated with litigation and regulatory proceedings”.

Further, from time to time, communities and non-governmental organisations challenge our environmental licences and related applications because of concerns regarding potential health and environmental impacts associated with Sasol’s activities.

On 5 February 2020, a securities class action complaint was filed on behalf of US ADR owner Chad Lindsey Moshell and other US ADR holders who purchased Sasol securities. Sasol is defending the matter which is fully described under “Item 3.D—Risk factors”. The lead plaintiff has not specified the quantum of any alleged damages. No provision has been raised at 30 June 2021.

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

Environmental orders

Sasol’s environmental obligation accrued at 30 June 2021 was R16 196 million compared to R21 790 million at 30 June 2020. Due to uncertainties regarding future costs, the potential loss in excess of the amount accrued cannot be reasonably determined.

Regulation

The South African government has, over the past 26 years, introduced a legislative and policy regime with the imperative of redressing historical social and economic inequalities, as stated in the Constitution of the Republic of South Africa Act, 108 of 1996 (Constitution), by way of the empowerment of historically disadvantaged South Africans (HDSAs) in the areas of ownership, management and control, employment equity, skills development, procurement, enterprise development and socio-economic development.

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

Our business activities in South Africa relating to coal mining, petroleum production, distribution and marketing of fuel products, electricity and gas are subject to regulation by various government departments and independent regulators. Refer to “Item 3.D—Risk factors” for details on particular aspects of regulations affecting our business activities.

Empowerment of historically disadvantaged South Africans

Black Economic Empowerment policies and legislation

B-BBEE Act

Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing B-BBEE. The key elements of this framework are the B-BBEE Act and the Codes of Good Practice (the new Codes were gazetted on 11 October 2013 and promulgated on 1 May 2015 and further amended during May 2019) for B-BBEE issued by the Minister of Trade and Industry in terms of the B-BBEE Act (Codes), as well as the

Charters (i.e. the Mining Charter) and Liquid Fuels Charter (LFC) adopted by the various sectors within which Sasol operates businesses and the related scorecards.

Our most recent certification issued in December 2020, for both Sasol Limited and SSA, puts them at a contributor status of level 4, which meets the minimum set target and compares to level 3 for SSA in 2020. Plans are in place for improvement in some lagging areas.

Sasol continues to entrench transformation within the organisational culture, enhancing its commitment as a corporate citizen.

Sasol Khanyisa transaction

Sasol implemented a new B-BBEE ownership transaction (Sasol Khanyisa) in phases from March 2018, structured to comply with the revised B-BBEE legislation in South Africa when the Sasol Inzalo transaction came to an end in 2018. By implementing the Sasol Khanyisa transaction, the company sought to ensure ongoing and sustainable B-BBEE ownership credentials.

The participants of the original Sasol Inzalo transaction and qualifying black employees (including those who participated in Sasol Inzalo) were invited to participate in Sasol Khanyisa.

Sasol Khanyisa has certain elements structured at a subsidiary level, namely SSA (which was a wholly-owned subsidiary of Sasol before the effective date of Sasol Khanyisa), which houses the majority of the South African operations of Sasol. If the transaction conditions are fulfilled, ownership by participants in SSA at the end of the transaction will be exchanged for Sasol Black Economic Empowerment (BEE) ordinary shares in Sasol Limited based on the relative value of the SSA and Sasol BEE ordinary shares at the time of the exchange.

The accounting recognition and measurement principles applied to the Sasol Khanyisa transaction are the same as those applied to the Sasol Inzalo transaction, as the substance of both transactions was the same. Based on the underlying assumptions made by Sasol, the total IFRS 2 charge associated with Sasol Khanyisa is R6,5 billion over the life of the transaction, of which R885 million was recognised in 2021 (2020—R1 068 million).

With the implementation of Sasol Khanyisa, approximately 18,4% of SSA is in direct black ownership, which, together with black ownership at Sasol group level, translates into at least 25% black ownership credentials at SSA level (for purposes of measuring black ownership credentials under the current B-BBEE legislation).

Refer to “Item 18—Financial Statements—Note 36 Share-based payment reserve” for further information.

The Mining Charter

The Mining Charter requires mining companies to meet various criteria intended to promote meaningful participation in the industry of HDSAs. The various iterations of the Mining Charter have been the subject of much legal disagreement between industry and the government, most particularly on the issue of equity ownership of mining companies.

In recent developments, the Minerals Council filed an application for a judicial review of the gazetted Mining Charter, citing problems with certain clauses and the fact that past deals were not sufficiently recognised, for which the legal process is still ongoing.

The Mineral and Petroleum Resources Development Amendment Bill

The Minister withdrew the MPRDA Bill from parliament and separated oil and gas matters from mining. The draft upstream Petroleum Resources Development Bill was published in the Government Gazette on 24 December 2019. Sasol submitted comments directly to the DMR and via the relevant business association. Due to the impact of COVID-19, further consultation processes were delayed and the legislative process is still ongoing. On 13 May 2021, Cabinet approved the introduction of the MPRDA Bill to parliament. The MPRDA Bill was gazetted and published for public comment on 11 June 2021.

The MPRDA Bill, now with a mining focus, contains certain provisions that may have a material negative effect on the mining industry. These include elevating the Codes of Good Practice for the South African Minerals Industry, the Housing and Living Conditions Standards for the Mineral Industry and the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry to the status of legislation without such documents having followed the normal route to create legislation. Another potential negative material effect on the mining industry is linked to the obligation for mining companies to sell a certain percentage of their production to local beneficiaries at a so-called “mine gate price” which will most likely be lower than the price at which the producer can sell the minerals in the open market.

The Liquid Fuels Charter

The LFC for the South African Petroleum and Liquid Fuels Industry on Empowering HDSAs in the Petroleum and Liquid Fuels Industry requires liquid fuels companies, including Sasol Oil, to ensure that HDSAs hold at least 25% equity ownership in the South African entity holding their operating assets by the end of a period of 10 years from the date of the signing of the LFC.

In order to meet this equity ownership objective, Sasol Limited entered into a B-BBEE transaction with an HDSA-owned company, Tshwarisano, in terms of which Sasol disposed of 25% of its shareholding in Sasol Oil to Tshwarisano. With effect from 1 July 2006, Sasol Oil met the 25% BEE ownership target, with Tshwarisano holding 25% of the shares in Sasol Oil in line with the Charter.

Tshwarisano’s shareholding is fully unencumbered after it settled the last of its debt relating to its equity shareholding in February 2016.

The DMR in concurrence with the Department of Trade and Industry initiated a process to establish a Sector Charter (Petroleum and Liquid Fuels Sector Charter) to supersede the LFC in terms of section 12 of the B-BBEE Act. The outcome or potential effect of this process on Sasol cannot be assessed at this time.

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

Mining rights

Sasol Mining is the holder of mining rights granted in accordance with the MPRDA in respect of its operations in the Mpumalanga and Free State provinces in South Africa.

In respect of the Secunda mining complex in Mpumalanga, Sasol Mining holds four mining rights situated within the Bethal, Secunda, Highveld Ridge, Balfour and Standerton magisterial districts. These mining rights were granted for periods between 20 and 30 years. The Secunda complex mining right is valid until 28 March 2040 and Sasol Mining can apply to the DMR for renewal of the right for a further maximum period of 30 years. The Block IV and Alexander Block mining rights are also situated in the Secunda area and remain valid until 27 August 2037 and 21 January 2048 respectively. The Mooikraal mining right near Sasolburg in the Free State is valid until 28 March 2040.

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

Environmental regulation

The Constitution contains the underlying right which must be given effect to by environmental legislation in South Africa. The South African National Environmental Management Act, 107 of 1998 is therefore the framework act which primarily aims to give effect to the Constitutional environmental right. It also underpins specific environmental management acts, such as the National Environmental Management: Waste Act, 59 of 2000 (National Environment Management: Waste Act), the National Water Act, 36 of 1998, and the Nation Environmental Management: Air Quality Act, 39 of 2004 which all, in turn, regulate specific environmental media and the associated regulation of potential impacts thereon. The National Environmental Management: Waste Act also specifically regulates the process for management of contaminated land. These Acts also provide for enforcement mechanisms as well as provisions for the imposition of criminal sanction. These also apply to mining activities.

Apart from South Africa’s international commitments, the country’s Climate Change Bill is still being finalised for enactment. Sasol continues to engage with the government on the development of the Climate Change Bill as well as the imposition of mandatory carbon budgets. Sasol’s engagement focuses on the need for the alignment of mitigation instruments in an effort to create long-term policy certainty. Although not mandatory, Sasol participated in the first phase of the carbon budget process and received and agreed to its allocated carbon budget, which was in place until the end of calendar year 2020. We are negotiating the voluntary carbon budget for the next five years, which is expected to be a reduced budget and is anticipated to be allocated in October 2021 with retrospective effect from 2020. The National GHG Emission Reporting Regulations and the National Pollution Prevention Plan Regulations were promulgated in April and June 2017 respectively and subsequently revised. Sasol continues to submit its GHG data annually, as well as progress on its approved pollution prevention plans. The Carbon Tax Act, 15 of 2019 was signed into law in May 2019 and came into effect on 1 June 2019.

For information regarding our challenges associated with these regulatory requirements refer to “Item 3.D—Risk factors”.

Germany and Italy

In Germany and Italy, we operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and waste. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment, and non-compliance with these regulations could lead to a material adverse impact on Sasol’s ability to operate in these countries.

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

United States

In the US, we operate a number of plants and facilities for the storage and processing of chemical feedstock, products and wastes. Sasol’s US operations and growth projects are subject to numerous laws, regulations and ordinances relating to safety, health and the protection of the environment, and non-compliance with these regulations could lead to a material adverse impact on Sasol’s ability to operate in the US. Regulation relating to climate change in the US at the federal level is currently uncertain given the US political environment, but climate change policy continues to be developed at the federal and state level, and to some extent, through the judicial system. Our operations in the US remain regulated at the federal, state, and local level relating to health, safety, environment, and community impact. In the US, we anticipate continuing to respond in part to the regulatory environment through existing systems and control technologies as well as through efficiency and control technology reviews and improvement opportunities where appropriate, in order to minimise the impact of the current and future regulations on our US operations.

Hazardous substances are, in particular, regulated by a standard that incorporates the requirements of the Globally Harmonised System of Classification and Labelling of Chemicals into occupational health and safety legislations. Chemical manufacturers and importers are required to evaluate the hazards of the chemicals they produce or import and prepare labels and safety data sheets to convey the hazard information to their downstream customers.

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

Other countries

In a number of other countries, we are engaged in various activities that are impacted by local and international laws, regulations and treaties. In China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and waste. In the United Arab Emirates, and other countries, we are involved, or are in the process of becoming involved, in exploration, extraction, processing or storage and transportation activities in connection with feedstock, products and waste relating to natural oil and gas, petroleum and chemical substances.

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

Sasol South Africa Limited, a subsidiary of Sasol Limited and a company incorporated in South Africa, primarily holds our operations located in South

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

Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in South Africa, primarily holds our interests in Sasol group companies incorporated outside of South Africa, including Sasol European Holdings Limited (United Kingdom), Sasol Wax

International GmbH (Germany), Sasol (USA) Corporation (US), Sasol Holdings (Asia Pacific) (Pty) Ltd (South Africa), Sasol Chemical Holdings International (Pty) Ltd (South Africa) and their respective subsidiaries.

See Exhibit 8.1 for a list of our significant subsidiaries and significant jointly controlled entities.

4.D Property, plants and equipment

Refer to “Item 18—Financial Statements—Note 20 Property, plant and equipment” for further information regarding our property, plant and equipment.

Energy Business

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

Our Mining segment operates six mines for the supply of coal to the Secunda operations, Sasolburg and Ekandustria operations (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

			Nominated
			capacity	Production (Mt)(3)
Colliery	Location	Market	per year (Mt)(2)	2021	2020	2019
Bosjesspruit	Secunda	Secunda operations	5.8	5,7	5,3	4,9
Brandspruit (5)	Secunda	Secunda operations	—	—	—	0,5
Impumelelo (5)	Secunda	Secunda operations	6.4	5,3	6,2	4,8
Shondoni	Secunda	Secunda operations	7.7	7,0	7,5	7,1
Syferfontein	Secunda	Secunda operations	10.0	9,3	9,1	10,1
Twistdraai Thubelisha	Secunda	Export/Secunda operations (1)	9.4	8,2	7,5	8,7
Sigma : Mooikraal	Sasolburg	Sasolburg operations	1.6	1,2	1,2	1,4
				36,7	36,8	37,5
Production tons per continuous miner (mining production machine) per shift including off-shift production (4) (t/cm/shift)				1,131	1,148	1,191
(1)	The secondary product from the export beneficiation plant is supplied to Secunda operations.
(2)	The nominated capacity of the mines is the expected production of that mine and does not represent the total maximum capacity of the mine.
(3)	Production excludes externally purchased coal.

(4)	Off-shift production is a legally permitted, voluntary shift system allowing mine workers to produce coal on their non-working shifts. This shift system provides the mine with a flexibility option to catch up on production shortfall. The mine workers are remunerated for this production on a cost per ton basis.
(5)	The transition phase, of replacing Brandspruit Colliery with Impumelelo Colliery, was completed and the last coal was produced from Brandspruit Colliery during 2019.

Processing operations

Coal export business—Secunda operations. We started the coal export business in August 1996. Run of mine coal is sourced from Twistdraai Thubelisha Colliery (nominated capacity 9,4 Million tons (Mt)). The export beneficiation plant has a design throughput total capacity of 10,5 Mt per annum. In 2021, we produced 8,2 Mt from Twistdraai Thubelisha Colliery; of which we beneficiated 7,5 Mt, and 0,7 Mt was bypassed to Sasol Coal Supply.

The run of mine (ROM) coal is transported via an overland conveyor belt to the export beneficiation plant from the Twistdraai Thubelisha Colliery. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

Sasol Mining (Pty) Ltd has a 4,2% shareholding in RBCT, which corresponds to the existing entitlement of 3,6 Mt per year. Actual export volumes for 2021 were 2,6 Mt. For the foreseeable future, we anticipate exports of approximately 3,5 Mt per year.

Sasol Coal Supply—Secunda operations. Sasol Coal Supply operates the coal handling facility between our Mining segment and Secunda operations by stacking and blending coal on six live stockpiles. The overland conveyors from the mining operations to the coal handling facility are, in total, approximately 100 kilometres (km) long and also form part of the Sasol Coal Supply operation.

The operation has a live stockpile capacity of 720 000 tons, which is turned over around 1,2 times per week. In addition, there is a targeted strategic stockpile capacity of more than 2,0 Mt. The objectives of this facility are:

●	to homogenise the coal quality supplied to Secunda operations;
●	to keep mine bunkers empty;
●	to keep the Secunda operations bunkers full of a product that conforms to customer requirements;
●	to maintain a buffer stockpile to ensure even supply; and
●	to perform a reconciliation of business with regard to quantity and quality.

The daily coal supply to Secunda operations is approximately 110 000 tons.

Coal exploration techniques

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

Secunda operations

The coal supplied to Secunda operations is the raw coal mined from the four mines supplying Secunda operations exclusively and the secondary product from the export beneficiation plant.

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

General stratigraphy

The principal coal horizon, the Number 4 Lower Coal Seam, provides some 91,67% (2020—91,67%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest.

The Number 4 Lower Coal Seam is a bituminous hard coal, characterised by the following borehole statistics:

●	the depth to the base of the seam ranges from 40 m to 241 m with an average depth of 135 m below the surface topography. All the current mining done on this seam is underground;
●	the floor of the seam dips gently from north to south at approximately 0,5 degrees;
●	the thickness of the seam varies in a range up to 10 m with a weighted average thickness of 3,7 m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs;
●	the inherent ash content (air dried basis) is an average 26,46%, which is in line with the coal qualities supplied during the past 30 years to Secunda operations;
●	the volatile matter content is tightly clustered around a mean of 22,9% (air dried); and
●	the total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,01% of the total mass of the coal.

The other potential coal seam is:

●	the Number 2 Coal Seam at Shondoni colliery and Impumelelo colliery, which has been included in our reserve base.

Reserve estimation (remaining reserves at 31 March 2021)

We have approximately 4,0 billion tons (Bt) (2020—4,0 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,2 Bt (2020—1,3 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 that follows.

Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda operations and the majority of the Twistdraai Thubelisha reserves which will be exported. The reserve disclosure in this section includes our Mining segment’s total coal resources and reserves available for mining operations in Secunda. These reserves have not been adjusted for the synthetic oil reserves reported in the supplemental oil and gas information. The different reserve areas are depicted on the map on page M-1, as well as whether a specific reserve area has been assigned to a specific mine.

Table 1.

Coal reserve estimations(1) as at 31 March 2021, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

	Gross in		Mine
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated
	resource(2)	discount	losses	rate	reserves(3)	yield(4)	Proved/
Reserve area	(Mt)(5)	(Mt)(5)	(Mt)(5)	(%)	(Mt)(5)	(%)	probable
Shondoni colliery, number 4 seam	552	76	119	48	187	100	Proved
Shondoni colliery, number 2 seam	61	12	6	41	19	100	Probable
Bosjesspruit colliery	170	9	79	53	49	100	Proved
Bosjesspruit colliery	42	2	9	45	12	100	Probable
Syferfontein colliery	380	62	61	58	136	100	Proved
Alexander Block	498	100	74	46	107	100	Proved
Alexander Block	—	—	—	—	16	100	Probable
Twistdraai Thubelisha colliery	619	120	104	55	243	P34,S37	Proved
Impumelelo, Block 2, number 4 seam	612	92	115	52	213	100	Proved
Impumelelo, Block 2, number 2 seam	383	58	172	37	44	100	Probable
Block 2 South, number 4 seam	363	98	49	54	123	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	57	52	100	Probable
Total Secunda area	3 954				1 246
(1)	The coal reserve estimations in this table were compiled under supervision of Mr. Viren Deonarain who is considered a Competent Person. The “South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)” dealing with competence and responsibility, paragraph 7, states Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Competent Person. Paragraph 9 states: A ‘Competent Person’ is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation. The Competent Person must comply with the provisions of the relevant promulgated Acts. Ms. L Jeffrey and Mr. N McGeorge, on behalf of SRK Consulting performed a comprehensive and independent audit of the coal resource/reserve estimations in February 2019 and the estimates were certified as correct. The latest coal resource/reserve estimations were determined by following the same process. The estimation of the proved reserves is compliant with the definition and guidelines as stated in SEC Industry Guideline 7.
(2)	The gross in situ coal resource is an estimate of the coal tonnage, contained in the full coal seam above the minimum thickness cut off and relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.
(3)	The recoverable coal reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors and the addition of dilatants such as moisture and contamination.
(4)	The P% of P34 refers to the export product yield from the recoverable coal reserve and the S% of S37 refers to secondary product yield, which will be supplied to the Secunda operations. The balance of this is discard material.

(5)	Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

Table 2.

Coal qualities, on an air dry basis, in respective coal reserve areas, where Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(air dry)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(air dry
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Shondoni colliery	Wet	4,3	n/a	Assigned	Steam	20,8	0,9
Bosjesspruit colliery	Wet	3.9	n/a	Assigned	Steam	20,1	0,9
Syferfontein colliery	Wet	5.4	n/a	Assigned	Steam	22,2	0,8
Twistdraai Thubelisha colliery	Wet	4,5	n/a	Assigned	Steam	21,1	1,1
Impumelelo, Block 2, number 4 seam	Wet	3,8	n/a	Assigned	Steam	20,1	1,3
Impumelelo, Block 2, number 2 seam	Wet	4,0	n/a	Assigned	Steam	21,1	0,9
Alexander Block	Wet	4,8	n/a	Unassigned	Steam	21,5	0,8
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 3.

Coal qualities, on an as received basis, in respective coal reserve areas, where Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(as received)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(as received
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Shondoni colliery	Wet	4,2	4,5	Assigned	Steam	19,3	0,9
Bosjesspruit colliery	Wet	3.8	4,0	Assigned	Steam	18,1	0,8
Syferfontein colliery	Wet	5.3	4.3	Assigned	Steam	20,6	0,8
Twistdraai Thubelisha colliery	Wet	4,4	4,3	Assigned	Steam	19,4	1,0
Impumelelo, Block 2, number 4 seam	Wet	3,7	3,5	Assigned	Steam	18,8	1,2
Impumelelo, Block 2, number 2 seam	Wet	3.9	3,5	Assigned	Steam	19,8	0,8
Alexander Block	Wet	4,8	4,1	Unassigned	Steam	20,2	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,0	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,2	0,7
Block 3 South	Wet	3,4	3,6	Unassigned	Steam	21,8	0,7

Criteria for proved and probable

Over and above the definitions for coal reserves, probable coal reserves and proved coal reserves, set forth in Industry Guide 7, promulgated by the SEC, we consider the following criteria to be pertinent to the classification of the reserves:

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

Legal rights on coalfields

Sasol Mining is the holder of various prospecting and mining rights for coal in Mpumalanga and the Free State. These prospecting and mining rights are granted by the state acting as custodian of South Africa’s mineral and petroleum resources in accordance with the provisions of the MPRDA.

In respect of the Secunda mining complex in Mpumalanga, Sasol Mining has four mining rights situated within the Bethal, Secunda, Highveld Ridge, Balfour and Standerton magisterial districts. These mining rights are valid for periods of between 20 and 30 years, which allows Sasol Mining to provide a continuous and steady coal supply to SSA, which beneficiates the coal into higher value and in most cases, end-line products. Please refer to page M1 for a map of the Secunda mining complex layout.

Coal mining activities in the Free State province near the town of Sasolburg are conducted by virtue of Sasol Mining holding a mining right which is valid for 30 years. The coal is mainly used for electricity and steam generation at our Sasolburg and Ekandustria operations. Steam is a major component which is required in the production of Sasol’s chemical products as well as the refining of oil.

The validity period of Sasol’s mining rights may, on application to the DMR, be extended for further periods not exceeding 30 years each.

Gas

Our natural oil and gas operations are managed by Gas Sourcing and Operations (GSO) as part of the Gas segment of our Energy Business. As of 30 June 2021, we held equity in two producing assets with proved reserves in Mozambique and Canada (Canada was classified as assets and liabilities in a disposal group held for sale as at 30 June 2021, and effectively disposed of during July 2021) and one non-producing asset in Mozambique. We also have equity in exploration licences in Mozambique and South Africa.

In the narrative sections below, unless stated otherwise, all quantitative statements refer to gross figures. The tabular information which follows the narrative provides:

●	total gross and net developed and undeveloped acreage of our natural oil and gas assets and exploration licences by geographic area, at 30 June 2021;
●	the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled, at 30 June 2021;
●	capitalised natural oil and gas exploratory well costs at the end of the last three years and information about the continued capitalisation of natural oil and gas exploratory well costs, at 30 June 2021;
●	details about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells, at 30 June 2021; and

●	average sales prices and production costs, of natural oil and gas, for the last three years.

The financial information in these sections has been prepared in accordance with IFRS in order to ensure consistency between this document and the Annual Financial Statements.

Refer to the “Supplemental Oil and Gas Information” on pages G-1 to G-7 for:

●	costs incurred in natural oil and gas property acquisition, exploration and development activities, for the last three years;
●	capitalised costs relating to natural oil and gas activities, for the last three years;
●	the results of operations for natural oil and gas producing activities, for the last three years;
●	natural oil and gas proved reserves and production quantity information, for the last three years;
●	standardised measures of discounted future net cash flows relating to natural oil and gas proved reserves, for the last three years; and
●	changes in the standardised measures of discounted future net cash flows relating to natural oil and gas proved reserves, for the last three years.

The maps on page M-2 to M-3 show GSO’s global footprint and the location of our assets and exploration licences.

Mozambique

Licence terms

Development and production

In Mozambique, we have interests in two onshore assets, one of which is producing with proved reserves. The other asset consists of three areas under development and other reservoirs that are being assessed for commerciality.

The producing asset is the Pande-Temane Petroleum Production Agreement (PPA) licence (301,1 thousand developed net acres). Our subsidiary Sasol Petroleum Temane Limitada (SPT), the operator, holds a 70% working interest in the PPA. The PPA expires in 2034 and carries two possible five-year extensions. There is no requirement to relinquish any acreage until the expiry of the PPA.

The asset under development is the PSA licence (443,4 thousand undeveloped net acres) where we are currently developing oil and gas reservoirs contained in the Pande, Temane and Inhassoro fields. Our subsidiary Sasol Petroleum Mozambique Limitada (SPM), the operator, holds a 100% working interest. Under the terms of the current PSA licence, ENH as the licence holder is entitled to a profit share of production.

In March 2020 an amendment to the PSA FDP was submitted to the GoM and in September 2020 it was approved. The FDP has been optimised with the revised assessment of hydrocarbon resources in conjunction with the GoM. The FDP approval is for an integrated gas, oil and LPG development over three Development and Production Areas (Pande, Temane and Inhassoro), which is valid for a 30-year period from the date of approval of the FDP.

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

Block A5-A in the offshore Angoche Area originally covered an area of 323,4 thousand undeveloped net acres. The licence was transferred on 1 September 2019 from SPMEL to Sasol Mozambique A5-A (SMA5-A). SMA5-A holds a 25,5% working interest in the licence which is operated by Eni Mozambico S.p.A. ENH holds a 15% interest, carried through the exploration period. On 22 March 2021, partial voluntary relinquishment of the licence was approved by INP, which reduced the total licence area to 290,5 thousand net acres.

Activities

Present activities in the Pande-Temane PPA asset include projects for infill drilling and well workovers to repair some existing Pande & Temane producers. Phase three low pressure compression at the CPF, necessary to maintain production as the reservoirs deplete and in accordance with the approved FDP, was brought into operation in October 2019

In terms of the PSA, following approval of the FDP amendment in September 2020 and FID in February 2021, work to deliver the field development scope (oil and gas wells and gathering system and integrated gas, oil and LPG processing facilities) has commenced. The acquisition of 3D seismic over the Pande and Inhassoro fields has commenced and is expected to be completed in calendar year 2021. Drilling and workover activities commenced on 7 August 2021 using the rig contracted for an integrated drilling campaign, servicing the PPA, PT5-C and PSA licences. Engineering, Procurement and Construction management (EPCm) contracts for the surface facilities, i.e. well pad surface facilities, oil and gas gathering system and oil, gas and LPG processing facilities, are planned to be awarded in the second half of calendar year 2021.

The development of the PSA Pande field has been incorporated in the revised FDP.

Capitalised exploratory well costs

At 30 June 2021, there were no exploratory well costs capitalised in the Pande-Temane PPA asset or in the A5-A and PT5-C licences.

In the PSA Pande area, exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling, amounting to R192,4 million net to Sasol; these costs relate to the exploration drilling activities conducted and completed in 2008, and the follow-up activities which continued from 2017.

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

At 30 June 2021, there were 18 productive wells in the Pande-Temane PPA asset. Well integrity risks were identified and certain affected wells were shut-in with plans for remediation during 2022, as these plans were not executed in 2021. This was due to the travel restrictions imposed in the face of the COVID-19 pandemic.

Delivery commitments

Gas produced from the Pande-Temane PPA asset, other than royalty gas provided to the Mozambican government, is supplied in accordance with long-term gas sales agreements (GSAs). The gas produced in accordance with GSA1, signed on 27 December 2002 (25-year contract term from 1 April 2004), and GSA2, signed on 10 December 2008 (20-year contract term from 1 January 2010), is sold internally for use as part of the feedstock for our chemical and synthetic fuel operations and to the external market in South Africa, with a maximum daily quantity equivalent to 132 PJ/a (119,75 bscf/a) and 27 PJ/a (24,49 bscf/a) for GSA1 and GSA2 respectively. There are four offtakers under the GSA3, which are 20-year contracts that supply gas to the Mozambique market. These satisfy a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas Company S.A from 1 July 2014 for 8 PJ/a (7,26 bscf/a), ENH-Kogas from 1 March 2013 for 6 PJ/a (5,44 bscf/a), Central Termica de Ressano Garcia S.A. from end-February 2015 for 11 PJ/a (9,98 bscf/a) and ENH effective from 1 June 2015 for 2PJ/a (1,81 bscf/a).

Infill drilling projects which will convert proved undeveloped reserves into proved developed reserves in order to meet near-term delivery commitments are underway. Production is expected to commence declining in 2024, when it will no longer be possible to fully supply at currently contracted rates. Technical and commercial options are currently being considered to address this issue.

PPA condensate is currently sold to Petróleos de Moçambique, S.A. (Petromoc), which transports the condensate by truck from the CPF for export. The commercial agreement was effective from 1 July 2019 for a two-year period. Subsequently, a 12-month extension until 30 June 2022 has been agreed.

Proved reserves (all quantities are net to Sasol)

Our Mozambique proved reserves are contained in the Pande-Temane PPA asset. These represent the net economic interest volumes that are attributable to Sasol after the deduction of petroleum production tax. The primary sales product for the PPA is natural gas, with minor amounts of associated liquid hydrocarbons.

Changes to proved reserves

There was a reduction of 270 billion cubic feet in proved gas reserves due to production and a revision of previous estimates largely as a result of a much-reduced gas price during the year.

Changes to proved developed reserves

Proved developed gas reserves reduced by 298 billion cubic feet to 424 billion cubic feet. The reduction was due to production of 114 billion cubic feet and a downward revision of the previous estimate by 184 billion cubic feet.

Proved undeveloped reserves converted to proved developed reserves

No volumes were converted from proved undeveloped to proved developed reserves during 2021.

Changes to proved undeveloped reserves

Proved undeveloped gas reserves increased by 28 billion cubic feet to 106 billion cubic feet due to a revision of the previous estimate.

Proved undeveloped reserves remaining undeveloped

Proved undeveloped gas reserves, presently estimated to be 106 billion cubic feet, have remained undeveloped in the Pande-Temane PPA asset for the last 15 years. The total proved volume (developed plus undeveloped) represents gas that will be recovered as part of the approved FDP and which is required to satisfy existing gas sales agreements. In order to optimise the timing of the capital expenditure required to convert undeveloped reserves to developed reserves, GSO regularly studies production performance and reviews its plan for installation of additional compression and wells.

South Africa

Licence terms

In South Africa, we have an interest in one exploration licence.

Our subsidiary Sasol Africa (Pty) Ltd holds a 60% working interest (8 254,9 thousand undeveloped net acres) in the ER236 licence, offshore in the Durban Basin, which is operated by Eni South Africa BV.

Activities

Exploration

An environmental impact assessment for future potential drilling activities in the block was submitted to Petroleum Agency SA (PASA) and the Environmental Authorisation was granted by relevant authorities on 26 August 2019. The Environmental Authorisation has been the subject of opposition by Non-Government Organisations (NGOs), who submitted an administrative appeal to the Minister of DEFF, the Minister however dismissed the appeal and upheld the Environmental Authorisation in a decision dated 18 December 2020. On 15 June 2021, an non-profit organisation, the South Durban Community Environmental Alliance (SDCEA), served Sasol and Eni with a Notice of Motion in respect of a Review Application, seeking to set aside the decision to grant the Environmental Authorisation. Sasol has since decided to oppose the motion. A decision was made to enter the third renewal Exploration Phase of the ER236 licence. The renewal application was lodged on 2 September 2021.

Capitalised exploratory well costs

There were no exploratory well costs capitalised in South Africa.

Canada

Licence terms

In Canada, our subsidiary Sasol Canada Exploration and Production Limited Partnership (SCEP LP), held a 50% working interest in the Farrell Creek and Cypress A asset located in British Columbia, which is a producing asset with proved reserves at 30 June 2021. The asset is operated by Petronas Energy Canada Ltd (PECL). Our Canadian assets were classified as assets and liabilities in a disposal group held for sale at

30 June 2021 and were effectively disposed of during July 2021. For purposes of the “Item 18—Financial Statements—Supplemental Oil and Gas Information” disclosure, the closing balances as at 30 June 2021 are presented as zero.

As at 30 June 2021 Farrell Creek comprised 31 licences and leases and Cypress A comprised 19 licences and leases. The Farrell Creek and Cypress A asset covers an area of 18,2 thousand developed net acres and 35,5 thousand undeveloped net acres. Acreage retention and the conversion of licences to leases is enabled by drilling commitments, the provincial government’s prescribed lease selection and validation process and licence extension applications.

Activities

During 2021, no wells were drilled or completed.

Capitalised exploratory well costs

At 30 June 2021, there were no exploratory well costs capitalised in Canada.

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

At 30 June 2021, there were 158 productive wells.

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

For purposes of the “Item 18—Financial Statements—Supplemental Oil and Gas Information” disclosure, the closing balances as at 30 June 2021 are presented as zero.

Changes to proved reserves

There was an increase of 19,5 billion cubic feet in proved gas reserves.

For purposes of the “Item 18—Financial Statements—Supplemental Oil and Gas Information” disclosure, the closing balances as at 30 June 2021 are presented as zero.

Changes to proved developed reserves

Proved developed gas reserves increased by 19,5 billion cubic feet to 76,4 billion cubic feet. An upward revision was partially offset by production of 12,4 billion cubic feet.

For purposes of the “Item 18—Financial Statements—Supplemental Oil and Gas Information” disclosure, the closing balances as at 30 June 2021 are presented as zero.

Proved undeveloped reserves converted to proved developed reserves

No proved undeveloped reserves were converted to proved developed reserves.

Changes to proved undeveloped reserves

Proved undeveloped reserves did not change during the year.

Proved undeveloped reserves remaining undeveloped

There were no proved undeveloped reserves at 30 June 2021.

Tabular natural oil and gas information

Developed and undeveloped acreage

The table below provides total gross and net developed and undeveloped acreage for our natural oil and gas assets by geographic area at 30 June 2021.

Natural oil and gas
acreage concentrations		South
at 30 June 2021(1)	Mozambique(2)	Africa	Canada(3)	Total

	thousand acres
Developed acreage
Gross	430,2	—	36,4	466,6
Net	301,1	—	18,2	319,3
Undeveloped acreage
Gross	2 326,9	13 758,2	71,0	18 599,7
Net	1 254,3	8 254,9	35,5	11 010,9
(1)	The table does not include acreage information (neither net nor gross) pertaining to: licences from which Sasol is in a formal process of withdrawing; licence areas proposed for relinquishment owing to local regulations; or new blocks Sasol is in a process of acquiring. See the map on page M-2 to M-3 for a representation of the affected areas.
(2)	Certain licences in Mozambique and Canada overlap as they relate to specific stratigraphic horizons.
(3)	Sasol signed an agreement to divest of all our interests in Canada. The transaction closed on 29 July 2021.

Drilling activities

The table below provides the number of net wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2021.

Number of wells(1) drilled for the
year ended 30 June	Mozambique	Gabon(5)	Canada(6)	Total
2019
Net development wells—dry(1)	—	—	0,5	0,5
2020
Net development wells—productive(1)	—	0,8	1,5	2,3
Net stratigraphic test wells—development type(2)	—	0,6	—	0,6
2021
Net exploratory wells—dry(1)	—	—	—	—
Net exploratory wells—productive(1)	—	—	—	—
Net extension wells(4)—productive(1)	—	—	—	—
Net extension wells(4)—dry	—	—	—	—
Net development wells—productive(1)	—	—	—	—
Net development wells—dry(1)	—	—	—	—
Net stratigraphic test wells—exploratory type(2)	—	—	—	—
Net stratigraphic test wells—development type(2)	—	—	—	—
As at 30 June 2021
Wells being drilled—gross(3)	—	—	—	—
Wells being drilled—net(3)	—	—	—	—
(1)	A productive well is an exploratory, extension or development well that is not a dry well. A dry well is an exploratory, extension or development well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.
(2)	A stratigraphic test well is drilled to obtain information pertaining to a specific geological condition and is customarily drilled without the intent of being completed. Stratigraphic test wells are ‘exploratory type’ if not drilled in a known area or ‘development type’ if drilled in a known area.
(3)	The number of wells being drilled includes wells that have been drilled, but have not yet been mechanically completed to enable production. Wells which are awaiting only surface connection to a production facility are considered to be completed.
(4)	An extension well is a well drilled to extend the limits of a known reservoir.
(5)	Drilling activity included up to 25 February 2021, which was the effective date of divestment of our interests in the EMP in Gabon.
(6)	Sasol signed an agreement to divest of all our interests in Canada. The transaction closed on 29 July 2021.

Capitalised exploratory well costs

The table below provides details about natural oil and gas capitalised exploratory well costs at the end of the last three years, showing additions, costs charged to expense and costs reclassified.

	2021	2020	2019

	(Rand in millions)
Capitalised Exploratory Well Costs
Balance at beginning of year	464,8	375,4	354,9
Additions for the year	5,1	46,7	54,5
Costs incurred(1)	137,7	(20,1)	31,8
Asset retirement obligation adjustments	(132,6)	66,8	22,7
Charged to expense for the year	(5,2)	44,9	(34,1)
Farm down proceeds	—	—	—
Exiting of licences	—	—	—
Costs reclassified to Capital Work in Progress	(272,6)	—	—
Translation of foreign entities	0,3	(2,2)	0,1
Balance at end of year	192,4	464,8	375,4

Capitalised Exploratory Well costs
Ageing at 30 June 2021	Mozambique		Total

	(Rand in millions)
Less than 1 year	132,8		132,8
1 to 5 years	—		—
over 5 years	59,6		59,6
Number of projects	1	(2)	1
(1)	Including actualisation of exploratory well cost written off in the previous years.
(2)	Project activities for the Pande-Temane PSA Pande area are described above, under Mozambique—Activities.

Oil and gas production facilities and productive wells

We operate production facilities in Mozambique and have non-operated interests in producing assets in Canada.

Sasol signed an agreement to divest of all our interests in Canada. The transactions closed on 29 July 2021.

The table below provides the production capacity at 30 June 2021.

Plant Description	Location	Design Capacity
Central Processing Facility	Pande-Temane PPA, Mozambique	491 MMscf/day gas
Processing Facilities	Farrell Creek, Canada	320 MMscf/day gas

The table below provides the number of productive gas wells at 30 June 2021. A productive well is a producing well or a well that is mechanically capable of production.

Number of productive
wells 30 June 2021	Mozambique	Canada	Total
Productive gas wells
Gross	18,0	158,0	176,0
Net	12,6	79,0	91,6

Sales prices and production costs

The table below summarises the average sales prices for natural gas and petroleum liquids produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sale prices and production costs
for the year ended 30 June	Mozambique	Gabon(2)	Canada

	(Rand per unit)
2019
Average sales prices
Natural gas, per thousand standard cubic feet	32,6	—	13,0
Natural liquids, per barrel	514,6	977,7	517,4
Average production cost(1)
Natural gas, per thousand standard cubic feet	6,3	—	11,1
Natural liquids, per barrel	—	458,6	—
2020
Average sales prices
Natural gas, per thousand standard cubic feet	33,9	—	17,3
Natural liquids, per barrel	370,5	756,2	427,7
Average production cost(1)
Natural gas, per thousand standard cubic feet	6,1	—	20,9
Natural liquids, per barrel	—	426,9	—
2021
Average sales prices
Natural gas, per thousand standard cubic feet	24,2	—	27,0
Natural liquids, per barrel	369,2	737,7	434,7
Average production cost(1)
Natural gas, per thousand standard cubic feet	6,2	—	26,5
Natural liquids, per barrel	—	425,4	—
(1)	Average production costs per unit of production are calculated according to the primary sales product.
(2)	Information included up to 25 February 2021, which was the effective date of divestment of our interests in the EMP in Gabon.

Transportation capacity

The table below provides details of the transportation capacity and location available to our Gas segment.

Design
Plant description	Location	capacity(1)
Gauteng transmission network	Gauteng	128 bscf/a
ROMPCO Pipeline	From Central Processing Facility (Mozambique) to Pressure Protection Station (Secunda) (865km)—From Mozambique to Secunda and Sasolburg	191 bscf/a
Secunda, Witbank and Middelburg pipeline	South Africa	11 bscf/a
Transnet Pipeline transmission pipeline	South Africa	23 bscf/a
(1)	Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate.

A sale and purchase agreement was concluded in terms of which Sasol agreed to dispose of a 30% interest in ROMPCO. We will retain a 20% shareholding in ROMPCO and will continue to operate and maintain the pipeline in terms of the commercial agreement. Two of the existing shareholders, the South African Gas Development Company Limited (iGas) and Companhia Moçambicana de Gasoduto S.A.R.L. (CMG), have recently exercised their pre-emptive right to acquire 30% of our equity in ROMPCO. The sale will therefore be concluded with iGas and CMG. This process is underway, and will be subject to a number of conditions precedent, including the standard regulatory approvals.

The following table provides details of the production capacity and location of the main jointly held plants where our Gas segment has an interest.

Plant description	Location	Design capacity(1)
CTRG	Ressano Garcia, Mozambique	175MW
(1)	Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate.

CTRG is a power generation facility, located at Ressano Garcia. A Sale Securities Purchase Agreement was signed with Azura Power Limited on 20 December 2020 for the divestment of our full shareholding in CTRG. The transaction is subject to a number of conditions precedent, which include regulatory approval.

Fuels—Plants and facilities

Our facilities in South Africa

Our main manufacturing facilities are located at Secunda operations. Additionally, the Natref refinery, based in Sasolburg, is approximately 2,0 km2.

Our interests in facilities in Qatar

ORYX GTL is a gas-to-liquids plant, located at Ras Laffan Industrial City, situated along the northeast coast of Qatar.

The following table provides details of the production capacity and location of the main jointly held plants where our Fuels segment has an interest.

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

Secunda Operations

Synthetic oil

Refer to “Item 4.D—Property, plants and equipment—Energy Business—Mining” for details on our mining properties and coal exploration techniques used during the estimation of synthetic oil reserves.

The size of Sasol’s total Secunda property is approximately 79 km2 with operating plants accounting for 8 km2. This forms the base for the main manufacturing facilities for our Energy and African Chemicals businesses.

The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown.

	2021	2020	2019
Average sales price per barrel (rand per unit)	810,79	793,55	966,64
Average production cost per barrel (rand per unit)	779,16	644,74	579,90
Production (millions of barrels)	35,5	36,5	41,2

Supplemental oil and gas information

Supplemental oil and gas information: See “Item 18—Financial Statements—Supplemental Oil and Gas Information” for supplemental information relating to synthetic oil producing activities.

Chemicals – Plants and facilities

Our facilities in South Africa

Our main manufacturing facilities are located in Secunda and Sasolburg. The size of Sasol’s total Secunda property is approximately 79 km2 with operating plants accounting for 8 km2. Within the Secunda property, a portion of the explosives assets are owned and operated by Enaex Africa in association with Sasol from the 1 July 2020. The size of the Sasolburg property is approximately 51 km2.

Our facilities in the United States

Our operation in Lake Charles, Louisiana is our single biggest site in the US with a full size of approximately 6 km2. Within the Lake Charles site, the ethylene cracker on the west side, the linear low-density polyethylene (LLDPE) and the LDPE plants are owned and operated by our 50% owned LIP JV.

Further operation sites in the United States are located in Winnie and Greens Bayou in Texas, Oil City in Pennsylvania and Tucson, Arizona.

On 31 December 2020, the divestment closed of our 50% interest in the Gemini high-density polyethylene (HDPE) joint venture to INEOS Gemini HDPE LLC.

Refer to “Item 3.D—Risk factors” and “Item 5.B—Liquidity and capital resources” for further detail on the LCCP.

Our facilities in Eurasia

Our German operations are based at three locations, namely Brunsbüttel (site size approximately 2 million m2; plant size 500 000 m2), Marl (site size approximately 160 000 m2; plant size 75 000 m2) and the wax facility based in Hamburg (site size approximately 160 000 m2; plant size 100 000 m2).

The operations in Italy are based at three locations. The primary facilities are at Augusta (site size approximately 1,36 million m2; plant size 510 000 m2) on the island of Sicily and Terranova (site size approximately 330 000 m2; plant size 160 000 m2) with a smaller site at Sarroch on the island of Sardinia.

The operations in China are based at two locations in Nanjing (Fangshui site size approximately

90 000 m2; plant size 4 000 m2; Zhaoqiaohe site size approximately 143 000 m2; plant size 3 600 m2).

Smaller production sites can be found at the site Novaki in Slovakia, Linz in Austria and Birkenhead in the UK.

The following table summarises the main production nameplate capacities of the chemicals segment globally. Due to the integrated nature of these facilities, a portion of these products are used in further downstream facilities. Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Production capacity at 30 June 2021

Product Groups capacity(1)		C2-3 Olefins(2)	C5-8 Alpha Olefins	Polyolefins (3)	LAB (4) and Paraffin (5)	C1-5 Alcohols , Ketones and Acrylates	C6+ Alcohols (6)	Surfactants	EO and Derivatives (7)	Wax	Other	Others Description
Geographic Location	Main Business Divisions (8)	BC	BC	BC	ECC	PS	ECC	ECC	ECC, BC, PS	PS	All	All
(ktpa)
Americas		1,200	100	500	300		300	300	300		100
Lake Charles		X	X	X	X		X	X	X		X	Inorganics (9)
Winnie/ Greens Bayou/ Oil City											X	Aromatics (10)
Tucson											X	Inorganics
Eurasia					300		400	700	300	400	100
Germany	Marl						X	X	X		X	Aromatics
	Brunsbüttel						X				X	Inorganics
	Hamburg									X
Italy	Augusta				X		X
	Sarroch				X
	Terranova							X
Austria	Linz									X
GB	Birkenhead									X
Slovakia	Novaki							X
China	Nanjing							X
Africa		1,600	400	1,200		1,000	100			300	900	(11)
Secunda		X	X	X		X	X				X	Ammonia, Carbon
Sasolburg		X		X		X				X	X	Ammonia, Aromatics
Durban										X
(1)	Within the individual product groupings, capacities are shown integrated. Capacities are rounded to the nearest 100kt. “X” indicates that the location produces the specific product grouping.
(2)	Ethylene and Propylene: Predominately used for internal production of derivatives. In the Americas, this represents our historic ethylene cracker plus Sasol’s 50% of our LIP JV cracker.
(3)	Polyethylene, Polypropylene and PVC. In the US, this represents Sasol’s 50% share in the LIP JV.
(4)	Linear Alkyl Benzene (LAB) in Eurasia partly used to produce Surfactants internally.
(5)	Paraffins mainly consumed for LAB production.
(6)	C6+ Alcohols partly used for production of Surfactants.
(7)	Ethylene Oxide (EO) and derivatives such as Butyl Glycol Ether (BGE), Mono Ethylene Glycol (MEG) and Amines. Ethylene Oxide predominantly used to produce Surfactants.
(8)	Business divisions include Performance Solutions (PS), Essential Care Chemicals (ECC), Advanced Materials (AM) and Base Chemicals (BC).
(9)	Inorganics in Europe and the US mainly as a co-product from the Alcohol-Ziegler process, part of our AM business division.

(10)	Aromatics: Further processing of Secunda value chain products in Sasolburg and the US: Phenol, cresylics and derivatives. Total global integrated Aromatics capacity is 100kt.
(11)	Predominantly Ammonia.

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934 received not less than 180 days before 30 June 2021, that are considered material.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with our consolidated financial statements included in “Item 18—Financial Statements” as at 30 June 2021 and 2020, and for the years ended 30 June 2021, 2020 and 2019, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

For information regarding our financial overview and external factors impacting on our business, refer to the “Integrated Report—Chief Financial Officer’s performance overview” as contained in Exhibit 99.3.

The discussion on the 2019 financial results has not been included as this can be found under Item 5 of our Form 20-F for the year ended 30 June 2020, except for the segmental results analysis and certain comparative results which has been revised for the correction of prior period errors. For more information, please see “Item 18—Financial Statements—Note 1 Statement of compliance”

During 2021, the group changed its reportable operating segments. The group has provided its historical segment information to be consistent with the new reportable segment structure. The change in reportable segments had no effect on the group’s financial position, results of operations or cash flows for the periods presented. Readers are referred to “Item 18—Financial Statements—Segment information” for further information on our segments.

During 2021, the group also identified prior period errors relating to its impairment calculations and has revised its previously reported results for 2019, 2020 and related disclosures. Readers are referred to “Item 18—Financial Statements—Statement of compliance” for further information on these revisions.

Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” and see “Item 3.D—Risk factors” for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

5.A Operating results

Results of operations

		Revised	Change	Revised	Change
	2021	2020	2021/2020	2019	2020/2019

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Turnover	201 910	190 367	6	203 576	(6)
Operating costs and expenses	(162 887)	(189 968)	(14)	(176 154)	8
Remeasurement items	(23 218)	(111 978)	(79)	(20 062)	458
Equity accounted profits/(losses), net of tax	814	(347)	(335)	1 074	(132)
Earnings/(loss) before interest and tax	16 619	(111 926)	(115)	8 434	(1,427)
Net finance costs	(5 902)	(6 381)	(7)	(466)	1,269
Earnings/(loss) before tax	10 717	(118 307)	(109)	7 968	(1,585)
Taxation	(185)	26 390	(101)	(2 803)	(1,041)
Earnings/(loss)	10 532	(91 917)	(111)	5 165	(1,880)

Financial review 2021

●	For information regarding our financial condition, and an overview of our results refer “Integrated Report—Performance Overview—Chief Financial Officer’s review” as contained in Exhibit 99.3.
●	For information on changes in our financial condition, and overall financial performance refer “Integrated Report—Performance Overview—Chief Financial Officer’s review”as contained in Exhibit 99.3.

Turnover

Turnover consists of the following categories.

			Change		Change
	2021	2020	2021/2020	2019	2020/2019

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Sale of products	199 210	187 277	6	200 097	(6)
Services rendered	1 450	1 647	(12)	1 735	(5)
Other trading income	1 250	1 443	(13)	1 744	(17)
Turnover	201 910	190 367	6	203 576	(6)

The primary factors contributing to the changes in turnover were.

	Change		Change
	2021/2020		2020/2019
	(Rand in		(Rand in
	millions)	(%)	millions)	(%)
Turnover, 2020 and 2019	190 367		203 576
Exchange rate effects	(122)	(1)	14 967	8
Product prices	14 002	7	(30 287)	(15)
—crude oil	3 439	2	(24 031)	(12)
—other products	10 563	6	(6 256)	(3)
Net volume changes	(1 301)	(1)	2 400	1
Other effects	(1 036)	(1)	(289)	-
Turnover	201 910	6	190 367	(6)

Operating costs and expenses

Operating costs and expense consists of the following categories.

		Revised	Change	Revised	Change
	2021	2020	2021/2020	2019	2020/2019

	(Rand		(%)	(Rand	(%)
	in millions)			in millions)
Materials, energy and consumables used	(85 370)	(90 109)	(5)	(90 589)	(1)
Selling and distribution costs	(8 026)	(8 388)	(4)	(7 836)	7
Maintenance expenditure	(12 115)	(10 493)	15	(10 227)	3
Employee-related expenditure	(32 848)	(30 667)	7	(29 928)	2
Exploration expenditure and feasibility costs	(295)	(608)	(51)	(663)	(8)
Depreciation and amortisation	(17 644)	(22 327)	(21)	(17 814)	25
Translation gains/(losses)	5 510	(6 542)	(184)	604	(1 183)
Other operating expenses	(14 123)	(22 280)	(37)	(21 064)	6
Other operating income	2 024	1 446	40	1 363	6
Operating costs and expenses	(162 887)	(189 968)	(14)	(176 154)	8

Materials, energy and consumables used. Materials, energy and consumables used in 2021 amounted to R85 370 million, a decrease of R4 739 million, or 5%, compared with R90 109 million in 2020, which decreased by 1% from R90 589 million in 2019. The decrease in these costs between 2021 and 2020 was mainly due to the lower crude oil volumes purchased, as sufficient amounts of processed oil at Natref and Secunda were produced compared to 2020. In 2020 Natref shutdown its operations in May and June and our Secunda facilities lowered production.

Selling and distribution costs. These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2021 amounted to R8 026 million, which represents a decrease of R362 million, or 4%, compared with R8 388 million in 2020, which increased by R552 million, or 7%, compared with R7 836 million in 2019. The variation in these costs was mainly attributable to decreased freight, packaging and shipping costs due to lower quantities of LLDPE and LDPE sold during 2021 due to the 50% divestment of the base chemicals LCCP units to LyondellBasell. Selling and distribution costs represented 4% of sales in 2021, 4% of sales in 2020, and 4% of sales in 2019.

Maintenance expenditure. Maintenance expenditure in 2021 amounted to R12 115 million, which represents an increase of R1 622 million, or 15%, compared with R10 493 million in 2020, which increased by R266 million, or 3%, compared with R10 227 million in 2019. Maintenance expenditure increased in 2021 compared to 2020 mainly due to inflation and maintenance work performed for the LCCP units due to the two hurricanes experienced in Louisiana and increased maintenance activities in Secunda compared to the prior year.

Employee-related expenditure. Employee-related expenditure amounted to R32 848 million, which represents an increase of R2 181 million, or 7%, compared with R30 667 million in 2020, which increased by R739 million, or 2%, from 2019.

This amount includes labour costs of R30 944 million (2020— R28 926 million and 2019— R28 709 million) and a share-based payment charge to the income statement of R1 904 million (debit), (2020— R1 741 million (debit) and 2019— R1 219 million (debit)).

Excluding the effect of the share-based payment expenses, our employee costs increased by R2 018 million, or 7%, in 2021 compared to 2020. This was primarily due to the reintroduction of the short-term incentive in 2021 partially offset by our cash conservation initiatives. Overall headcount decreased from 31 001 in 2020 to 28 949 employees in 2021, a decrease of 7%.

Exploration expenditure and feasibility costs. Exploration expenditure and feasibility costs in 2021 amounted to R295 million, which represents a decrease of R313 million, or 51%, compared with R608 million in 2020, which decreased by R55 million compared with R663 million in 2019. The decrease in 2021 as compared to 2020 was largely attributable to a decrease on seismic acquisition activities as well as reduced activities due to phasing of the cost due to COVID-19.

Depreciation and amortisation. Depreciation and amortisation in 2021 amounted to R17 644 million, which represents a decrease of R4 683 million, compared with R22 327 million in 2020, which increased by R4 513 million compared with R17 814 million in 2019. The decrease in depreciation of R4 683 million mainly relates to the decrease in fixed assets as a result of significant impairments recognised in the prior year and the 50% divestiture of the US LLDPE, LDPE, West Cracker Ethylene, along with the production sites shared assets at LCCP.

Translation gains/(losses). Translation gains arising primarily from the translation of monetary assets and liabilities, amounted to R5 510 million in 2021, as compared to a R6 542 million loss in 2020 and a R604 million gain in 2019. The rand strengthened against the US dollar throughout 2021, with the closing exchange rate strengthened by 18% to R14,28 at 30 June 2021 compared to R17,33 at 30 June 2020. This had a positive impact on our gearing and the valuation of our derivatives.

Other operating expenses. Other operating expenses in 2021 amounted to R14 123 million, a decrease of R8 157 million, compared to R22 280 million in 2020, which increased by R1 216 million from R21 064 million in 2019.

This amount includes:

●	lease-related expenditure of R424 million (2020— R610 million and 2019— R1 845 million);
●	insurance costs of R739 million (2020— R681 million and 2019— R514 million);
●	computer costs of R2 563 million (2020— R2 469 million and 2019— R2 155 million);
●	hired labour of R565 million (2020— R844 million and 2019— R786 million);
●	audit remuneration of R136 million (2020— R144 million and 2019— R97 million);
●	professional fees of R2 828 million (2020— R2 067 million and 2019— R2 226 million);
●	profit on derivative instruments (including crude oil instruments, foreign exchange instruments, ethane swaps and interest rate swaps) of R2 282 million mainly due to our foreign exchange zero cost collars and Trains 1 to 17 derivatives in Secunda, which resulted from the strengthening in the rand/US$ exchange rate, 2020— R6 997 million loss and 2019— R2 465 million loss;
●	decrease in rehabilitation provisions of R361 million (2020—decrease of R2 078 million and 2019— increase of R1 096 million); and
●	other expenses of R9 511 million (2020— R10 546 million and 2019— R9 880 million), a decrease of R1 035 million. This is mainly resulted from lower contract work due to cash conservation measures.

Other operating income. Other operating income in 2021 amounted to R2 024 million, which represents an increase of R578 million, or 40%, compared with R1 446 million in 2020. In 2019, other operating income amounted to R1 363 million.

Share of profits from equity accounted investments

			Change		Change
	2021	2020	2021/2020	2019	2020/2019

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Profit/(loss) before tax	1 230	(129)	(1 052)	1 737	(107)
Tax	(416)	(218)	91	(663)	(67)
Share of profits/(losses) of equity accounted investments, net of tax	814	(347)	(334)	1 074	(132)
Remeasurement items, net of tax	23	—	—	15	(100)

The share of profits of equity accounted investments (net of tax) amounted to R814 million in 2021 as compared to losses of R347 million in 2020 and profits of R1 074 million in 2019. ORYX GTL contributed R719 million to equity accounted earnings, increasing by more than 100% compared to the prior year, due to a solid operational performance post the extended shutdown during the first half of the financial year. We sold our participating interest in Escravos

GTL (EGTL) in Nigeria to Chevron in June 2020 and therefore no further losses were experienced in 2021.

Remeasurement items

For information regarding the remeasurement items recognised, refer to “Item 18—Financial Statements—Note 10 Remeasurement items affecting operating profit”.

Finance costs and finance income

For information regarding finance costs incurred and finance income earned, refer to “Item 18—Financial Statements—Note 8 Net finance costs”.

The decrease in finance costs is mainly due to lower interest paid as a result of repayment of our revolving credit facility and term loans.

Tax

The effective tax rate decreased to 1,7% in 2021 compared to 22,4% in 2020. The decrease is mainly due to assessed losses utilised in the current year. For further information regarding the tax charge, refer to “Item 18—Financial Statements—Note 13 Taxation”.

Non-controlling interests

For information regarding our non-controlling interests, and their share of profit, refer “Item 18—Financial Statements—Note 24 Interest in significant operating subsidiaries”.

Profits attributable to non-controlling interests in subsidiaries of R1 500 million increased by R1 663 million, or 1 020%, from losses of R163 million in 2020, which was a decrease of R1 939 million or 109% from earnings of R1 776 million in 2019.

The increase in earnings attributable to non-controlling interests in 2021, as compared to the decrease in 2020, is largely attributable to an increase in the profits attributable to the non-controlling interests in ROMPCO and Sasol Oil due to higher sales volumes resulting from the easing of COVID-19 lockdown restrictions in South Africa, higher BFP prices and a recovering Southern African economic performance, partially offset by the impact of the stronger rand/US dollar exchange rate.

Financial review 2020

Group results

Earnings before interest and tax of R8,4 billion in 2019 decreased (more than 100%) by R120,4 billion to a loss before interest and tax of R111,9 billion in 2020. This was largely due to significant remeasurement items of R112 billion as a result of economic consequences of lower oil prices, the impairment of our 50% share in the base chemical assets which were written down to fair value less cost to sell, softer chemical prices and the COVID-19 pandemic. During 2020, the rand/US dollar exchange rate averaged R15,69 compared to R14,20 for the prior year. The weaker average rand/US dollar exchange rate significantly impacted the results of our Chemicals businesses which are more exposed to foreign currency sales and capital expenditure. In 2020, oil prices averaged at US$51,22/bbl. The oil price crash in March 2020 significantly impacted our margins and results.

Items which materially impacted earnings before interest and tax

During 2020, losses were impacted by the following significant items:

●	a net remeasurement items expense of R112 billion compared to a R20,1 billion expense in the prior year. Included in remeasurement items is an impairment of the Base Chemicals assets held for sale of R72,6 billion to reduce the carrying value of the disposal group down to its fair value less costs to sell. Also included is an impairment of the Synfuels liquid fuels refinery mainly due to lower crude oil prices, increase in the WACC rate and a higher cost to procure gas in the longer term;
●	translation losses of R6,5 billion compared to a R604 million gain in 2019. This was mainly due to the translation of monetary assets and liabilities. The rand weakened against the US dollar throughout 2020, with the closing exchange rate having weakened by 23% to R17,33 at 30 June 2020 compared to R14,08 at 30 June 2019; and

●	losses on derivative instruments (including crude oil instruments, foreign exchange instruments, ethane swaps and interest rate swaps) of R6 997 million, mainly due to losses of R6 232 million recognised on the foreign exchange derivatives (mainly our foreign exchange zero cost collars), which resulted from the weakening in the closing rand/US$ exchange rate (2019 — R2 465 million loss).

Segment review—results of operations

Reporting segments are identified in the way in which the President and Chief Executive Officer organises segments within our group for making operating decisions and assessing performance. The segment overview included below is based on our segment results. Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party. Refer to Business segment information of “Item 18—Financial Statements—Segment information” for further detail regarding turnover and EBIT per segment.

Refer also to “Integrated Report—Preserving and maximising value creation – our integrated value chains” as contained in Exhibit 99.4.

Energy Business

Mining

			Change		Change
	2021	2020	2021/2020	2019	2020/2019

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	2 025	1 343	51	3 222	(58)
Inter-segment turnover	19 679	18 548	6	17 654	5
Total turnover	21 704	19 891	9	20 876	(5)
Operating costs and expenses(1)	(18 477)	(17 135)	8	(16 175)	6
Earnings before interest and tax	3 227	2 756	17	4 701	(41)
EBIT margin %	15	14		23
(1)	Operating costs and expenses net of other income.

Results of operations 2021 compared to 2020

Total turnover increased by 9% from R19 891 million to R21 704 million. Earnings before interest and tax of R3 227 million represents an increase of 17% when compared to the prior year, mainly due to higher sales volumes, higher export sales prices and lower external coal purchases, offset by higher depreciation and an unfavourable stock movement.

Productivity of 1 131/t/cm/s was lower than expected, which necessitated more than planned external coal purchases to meet demand from Secunda Operations. To improve productivity sustainably going forward, we have implemented the full calendar operations (Fulco) integrated shift system across all Secunda mines, with the last mine rollout completed in June 2021, two months earlier than planned. We expect productivity to increase and external purchases to decrease as we fully ramp up the Fulco integrated shift system.

For further analysis of our results refer “Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

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

Our productivity decreased by 4% as a result of unplanned infrastructure downtime, safety incidents in the first half of the year and the ongoing geological complexity challenges at our Syferfontein and Sigma collieries. This necessitated additional external coal purchases and the diversion of export quality coal to the Secunda operations value chain early in the year in order to sustain inventory levels. Our productivity recovered in the second half of the year with our fourth quarter productivity being the best quarter in the year. Our COVID-19 response plans and mitigating protocols enabled us to continue operations with minimum interruptions in 2020.

The operational improvements in the second half of the year, together with the temporary reductions in demand from both internal and external customers due to COVID-19, allowed us to stop the additional external purchases in the fourth quarter and to build up our inventory levels to above working capital target levels.

Gas

			Change		Change
		Revised	2021/	Revised	2020/
	2021	2020	2020	2019	2019

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	7 321	8 350	(12)	8 316	0
Inter-segment turnover	3 669	4 069	(10)	4 349	(6)

Total turnover	10 990	12 419	(12)	12 665	(2)
Operating costs and expenses(1)	(4 334)	(6 892)	(37)	(8 717)	(21)
Earnings before interest and tax	6 656	5 527	20	3 948	40
EBIT margin %	61	45		31
(1)	Operating costs and expenses net of other income including exploration costs and depreciation.

Results of operations 2021 compared to 2020

Total turnover decreased by 12% from R12 419 million to R10 990 million mainly as a result of methane-rich gas (MRG) sales volumes which were 5% lower compared to the prior year due to operational issues experienced by key customers, a 38% decrease in crude oil volumes resulting from the divestment of our Gabon assets and a 17% decrease in natural gas sales volumes from our Canada assets. Natural gas sales volumes in South Africa were however 16% higher than the prior year due to higher demand from resellers and customers as COVID-19 restrictions were eased.

Earnings before interest and tax increased by 20% to R6 656 million compared to the prior year. The gas value chain benefited from higher external gas sales in South Africa, the stronger closing rand/US dollar exchange rate on translation of our Mozambique foreign operations and lower depreciation on various assets classified as held for sale. This was partially offset by a provision of R1,4 billion for the potential retrospective application of the final determination by NERSA of the maximum gas price.

In Mozambique, our gas operations were stable despite several operational challenges due to COVID-19. Production volumes of 114,5 bscf were 2% higher than the prior year. Our drilling campaign was suspended due to COVID-19 restrictions and started up on 7 August 2021.

On 19 February 2021 the Board approved the FID on the Mozambique PSA licence area. The total estimated project cost is US$760 million, with total capital spend of US$4,5 million to date.

In line with our strategic objectives, we divested of our interest in the Gabon oil producing asset during February 2021 and successfully completed the divestment of our interest in the Canadian shale gas assets on 29 July 2021.

Results of operations 2020 compared to 2019

Total turnover decreased by 2% from R12 665 million in 2019 to R12 419 million in 2020 due to subdued economic activity exacerbated by the unprecedented drop in demand because of COVID-19 lockdowns which led to an 8% reduction in natural gas sales volumes in South Africa, lower oil (Gabon) and gas (Mozambique) prices and lower volumes (natural decline in production from fields in Canada and lower internal consumption for our Mozambican gas). This was offset by higher volumes in Gabon and a weaker rand/US dollar exchange rate. Earnings before interest and tax of R5 527 million increased by R1 579 million compared to earnings before interest and tax of R3 948 million in 2019.

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

Our share of power produced at the CTRG joint operation in Mozambique amounted to 568 gigawatt hours of electricity, 1% higher than the prior year.

For further analysis of our results refer “Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

Fuels

			Change		Change
		Revised	2021/	Revised	2020/
	2021	2020	2020	2019	2019

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	59 393	60 816	(2)	76 985	(21)
Inter-segment turnover	1 256	1 737	(28)	1 639	6
Total turnover	60 649	62 553	(3)	78 624	(20)
Operating costs and expenses(1)	(78 819)	(74 162)	6	(67 855)	9

(Loss)/earnings before interest and tax	(18 170)	(11 609)	57	10 769	(208)
EBIT margin %	(30)	(19)		14
(1)	Operating costs and expenses net of other income.

Results of operations 2021 compared to 2020

Total turnover decreased by 3% from R62 553 million in the prior year to R60 649 million mainly due to lower product prices and the stronger rand/US dollar exchange rate, partly offset by improved Brend crude oil prices and higher sales volumes. Demand for diesel recovered to above pre-COVID-19 levels, while petrol demand remains between 90 to 95% of pre-COVID-19 levels. Jet fuel demand continues to remain constrained. Liquid fuel sales volumes of 54,2 million barrels were 3% higher than the prior year.

Loss before interest and tax of R18 170 million includes an impairment of R24,5 billion relating to our Secunda liquid fuels refinery CGU, resulting mainly from a stronger rand/US dollar exchange rate and lower long-term oil price outlook over the remaining life of the CGU which impacted negatively on the forecasted Basic Fuel Price (BFP), despite the short-term recovery in oil prices.

Excluding remeasurement items, our profitability increased more than 100% and gross margin increased from 31% to 38% compared to the prior year, mainly due to higher production at Secunda and the benefit of Natref procuring crude oil at much lower prices at the start of the year.

Secunda production volumes of 7,6mt for 2021 were 3% higher than the prior year with the benefit of the September 2020 phase shutdown which was replaced by a ‘pitstop’ shutdown in May 2020. However, the increase in volumes was partly offset by some operational challenges. At Natref, together with our partner, we reduced our run rates to respond to lower market demand.

ORYX GTL contributed R719 million to earnings before interest and tax, increasing by more than 100% compared the prior year due to a solid operational performance post the extended shutdown during the first half of the financial year.

Results of operations 2020 compared to 2019

Total turnover decreased by 20% from R78 624 million in 2019 to R62 553 million in 2020, mainly due to the impact of lower Brent crude oil prices, lower liquid fuels sales volumes resulting from the impact of the extended COVID-19 lockdown in South Africa and lower refining margins, partly offset by the weaker rand/US dollar exchange rate.

The loss before interest and tax, including equity accounted earnings, of R11 609 million represents a decrease in earnings of R22 378 million or 208% compared to the prior year. EBIT margins decreased by 33% to -19%.

The decrease in earnings before interest and tax is mainly due to impairments recognised of R12,4 billion, the impact of lower Brent crude oil prices, lower sales volumes resulting from the impact of the extended COVID-19 lockdown in South Africa, lower refining margins at Natref and lower earnings from equity accounted investments, partially offset by the impact of weaker rand/US dollar exchange rate, a gain recognised on disposal of EGTL and lower rehabilitation provisions.

Subdued economic activity exacerbated by the unprecedented drop in demand because of COVID-19 lockdowns led to a 12% decline in liquid fuels sales volumes.

ORYX GTL production volumes were 29% lower compared to the prior year due to the extended shutdown. Train 1 resumed operation at the beginning of June 2020. Inspection work performed at the start of the train 2 shutdown in January 2020 resulted in an extension of the required shutdown duration. As a result of the extended shutdown, ORYX GTL contributed R338 million to earnings before interest and tax, 70% lower than the prior year comparative of R1 131 million.

For further analysis of our results refer “Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

Chemicals Business

Chemicals Africa

			Change		Change
		Revised	2021/	Rvised	2020/
	2021	2020	2020	2019	2019

	(Rand in		(%)	(Rand in	(%)
	millions)			millions)
External turnover	58 260	51 600	13	52 607	(2)
Inter-segment turnover	2 337	2 710	(14)	2 210	23
Total turnover	60 597	54 310	12	54 817	(1)
Operating costs and expenses(1)	(53 640)	(71 345)	(25)	(51 343)	39
Earnings/(loss) before interest and tax	6 957	(17 035)	(141)	3 474	(590)
EBIT margin %	11	(31)		6

(1)	Operating costs and expenses net of other income.

Results of operations 2021 compared to 2020

Total turnover increased by 12% from R54 310 million in 2020 to R60 597 million in 2021, mainly as a result of a 14% increase in the average basket sales price (US$/ton) off-set by the weaker rand/US dollar exchange rate. Sales volumes for the year were 1% higher compared to the prior year despite the ongoing COVID-19 global pandemic and a power outage at the Sasolburg site caused by a severe storm at the end of December 2020.

Earnings before interest and tax increased by R23 992 million from a loss of R17 035 million in 2020 to a profit of R6 957 million in 2021, while the EBIT margin increased from -31% to 11%.

The increase in the earnings before interest and tax is largely attributable to the aforementioned increase in turnover and reduction in impairments recognised year on year. Cash conservation measures during 2021 contributed to the cash fixed costs only being 1% above prior year, despite the recognition of labour-related accruals which were absent in the prior year.

Impairments of R9 billion were recognised in 2021 which is R14,9 billion lower than prior year and relates to our Wax (R7,9 billion) and Chlor-Vinyls (R1,1 billion) cash-generating units. The 2021 impairments were largely due to higher costs associated with gas feedstocks, lower planned sales volumes, the stronger rand/US dollar exchange rate and the planned divestiture of our sodium cyanide business.

In line with our asset disposal programme, on 9 July 2021, we concluded an agreement to sell our sodium cyanide business. This transaction is expected to be concluded within the next six to twelve months.

Results of operations 2020 compared to 2019

Total turnover decreased by 1% from R54 817 million in 2019 to R54 310 million in 2020, mainly as a result of softer chemical prices across most of our sales regions and products due to the significant impact of the COVID-19 pandemic offset by a weaker rand/US dollar exchange rate. Sales volumes were largely in line with prior year.

Earnings before interest and tax decreased by R20 508 million from R3 474 million in 2019 to a loss of R17 035 million in 2020, while the EBIT margin decreased from 6% to -31%.

The loss in earnings before interest and tax is largely attributable to impairments of R22,9 billion across a number of our CGUs within the South African value chains. The impairments are mainly attributable to lower commodity chemical sales prices in the short to medium term and higher costs associated with feedstocks and utilities. The introduction of the cash conservation measures in the second half of 2020 helped to keep our cash fixed costs below the prior year.

In line with our asset disposal programme, we concluded the partial divestment (51%) of our explosive business and the formation of a new partnership with Enaex S.A. The transaction was concluded on 30 June 2020. On 1 July 2020, Enaex Africa in association with Sasol, started officially operating in South Africa and on the African continent.

For further analysis of our results refer “Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

Chemicals America

			Change		Change
		Revised	2021/	Revised	2020/
	2021	2020	2020	2019	2019

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	29 358	28 721	2	21 419	34
Inter-segment turnover	2	88	(98)	5	1 660
Total turnover	29 360	28 809	2	21 424	34
Operating costs and expenses(1)	(21 244)	(106 365)	(80)	(36 806)	189
Earnings/(loss) before interest and tax	8 116	(77 556)	(110)	(15 382)	404
EBIT margin %	28	(269)		(72)
(1)Operating costs and expenses net of other income.

Results of operations 2021 compared to 2020

Total turnover increased by 2% from R28,8 billion to R29,4 billion mainly driven by higher sales prices despite lower sales volumes. The average sales basket price for the financial year was 24% higher compared to the prior year due to a combination of improved demand, higher oil prices and reduced market supply due to the weather-related events and global supply chain challenges resulting from the continued COVID-19 pandemic. Sales volumes were 16% lower than the prior year, impacted by two hurricanes, the Arctic winter storm and divestment of a portion of Sasol’s Base Chemical business.

The LDPE unit at Lake Charles achieved beneficial operation on 15 November 2020. This unit was the last of seven units related to the construction of the LCCP. On 1 December 2020, the divestment of a 50% interest in Sasol’s Base Chemicals business at Lake Charles to LyondellBasell was successfully closed through the creation of the 50/50 owned LIP JV LLC. On 31 December 2020, Sasol Base Chemicals business disposed of its investment in the Gemini HDPE to INEOS Gemini HDPE LLC, a wholly owned subsidiary of INEOS LLC. A loss on disposal of R1,1 billion and a gain on reclassification of foreign currency translation reserve of R3,1 billion relating to the sale of a portion of Sasol’s Base Chemicals business has been recognised, as well as a profit on disposal of R0,7 billion and a corresponding gain on reclassification of foreign currency translation reserve of R0,25 billion relating to the sale of the 50% equity interest in Gemini.

Earnings before interest and tax increased from a loss of R77,6 billion to a profit of R8,1 billion mainly due to the aforementioned higher prices, gains from asset divestitures and a reduction of net impairments recognised year on year. The increase in cash fixed cost was largely in line with inflation despite the recognition of labour-related accruals which were absent in the prior year and further influenced by the aforementioned divestments, hurricane repair costs, beneficial operation of the LCCP units in 2020 and 2021 cash conservation efforts.

A net reversal in impairments was recognised in 2021 totalling R4,5 billion compared to the impairment in 2020 of R72,8 billion. The 2021 net reversal in impairments is mainly due to reversal of previously recognised impairment of the ethylene oxide/ethylene glycol (EO/EG) CGU (R4,9 billion) following a reassessment of the CGU’s post beneficial operation of all the LCCP units combining the EO/EG and ethoxylates (ETO) units with the Alcohol units due to the integrated nature of the value chain. In addition, the Phenolics assets were written down and a R0,4 billion impairment has been recognised.

Results of operations 2020 compared to 2019

Turnover increased by 34% from R21,4 billion to R28,8 billion mainly due to increased sales volumes due to the LCCP units reaching beneficial operation which was partially offset by lower sales prices due to softer market conditions. Earnings before interest and tax decreased from a loss of R15,4 billion to a loss of R77,6 billion mainly as a result of higher impairments in 2020 (R72,8 billion) compared to 2019 (R12,9 million) as well as the generally soft macroeconomic environment in Europe and Asia, impacting sales negatively in the first half of 2020, exacerbated by the spread of COVID-19 in the second half of the financial year. Start-up costs associated with the LCCP units had a further adverse impact on our financial performance.

Sales volumes increased by 110% compared to the prior year as the LCCP EO/EG plant continues to produce as planned and the new LCCP ETO unit, which achieved beneficial operation in January 2020, ramped-up smoothly, facing robust demand. After the ETO expansion achieved beneficial operation, the alcohol expansion and the alumina expansion, as well as the new Guerbet unit, achieved beneficial operation in June 2020. As a result, 100% of the LCCP’s Specialty Chemicals units are online, and 86% of total nameplate capacity of the LCCP is operational. In addition, the business benefitted from the LCCP Ethylene unit reaching beneficial operation in August and the ramping up of our LLDPE and HDPE plants. Excluding LCCP volumes, total sales volumes decreased by 3%.

In 2020, as a result of the decision to undertake a partnering process, the assets and liabilities relating to our Base Chemicals portfolio within Chemicals America were classified as disposal groups held for sale at 30 June 2020. An impairment of R72,6 billion was recognised, reducing the carrying value of the disposable asset down to its fair value less cost to sell.

For further analysis of our results refer “Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

Chemicals Eurasia

			Change		Change
		Revised	2021/	Revised	2020/
	2021	2020	2020	2019	2019

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	45 539	39 537	15	40 967	(3)
Inter-segment turnover	499	452	10	456	(1)
Total turnover	46 038	39 989	15	41 423	(3)
Operating costs and expenses(1)	(41 358)	(40 883)	1	(38 323)	7
Earnings/(loss) before interest and tax	4 680	(894)	(623)	3 100	(129)
EBIT margin %	10	(2)		7
(1)	Operating costs and expenses net of other income.

Results of operations 2021 compared to 2020

Turnover increased by 15% from R39 989 million to R46 038 million resulting from a combination of higher sales prices and sales volumes across a broad range of our product offering. Earnings before interest and tax increased from a loss of R894 million to a profit of R4 680 million mainly as a result of the absence of the significant impairments recorded in 2020 of R3 395 million, as well as the generally improved macroeconomic environment in Europe and Asia, impacting positively on both sales prices and volumes, despite certain of our products and markets still being impacted by COVID-19.

Sales volumes increased by 4% compared to the prior year as demand improved following the easing of COVID-19 restrictions and supported by our ability to maintain production output without significant interruptions during the period. The increase in fixed cost spending for 2021 was caused by exchange rate impacts and otherwise above-inflationary targets mainly as a result of recognition of labour cost-related accruals which were absent in the prior year.

Results of operations 2020 compared to 2019

Turnover decreased by 3% from R41 423 million to R39 989 million mainly due to decreased sales volumes and reduced sales margins. Earnings before interest and tax decreased from a profit of R3 100 million to a loss of R894 million mainly as a result of higher impairments in 2020 (R3 395 million) compared to 2019 (R76 million) as well as the generally soft macroeconomic environment in Europe and Asia, impacting sales negatively in the first half of 2020, exacerbated by the restrictions caused by the spread of COVID-19 in the second half of the financial year.

Sales volumes decreased by 4% compared to the prior year as demand softened during the year and was then further impacted in a number of product lines and applications by the COVID-19 pandemic towards the end of 2020.

In 2020, the Eurasia region recognised an impairment of R2,8 billion of the German-based wax value chain. The Chinese ETO value chain was impaired by R0,5 billion (RMB 193 million). The impairments were largely driven by a softer market outlook, partly due to COVID-19, and unfavourable assumption forecasts, both impacting margins negatively.

For further analysis of our results refer “Integrated Report—Operational performance summary” as contained in Exhibit 99.6

Significant accounting policies and estimates

The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported results of our operations. Some of our accounting policies require the application of significant judgements and estimates by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the industries in which we operate and information from outside sources and experts. Actual results may differ from those estimates. Management believes that the more significant judgement and estimates relating to the accounting policies used in the preparation of Sasol’s consolidated financial statements could potentially impact the reporting of our financial results and future financial performance.

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

In addition to the items below, “Item 18—Financial Statements” are incorporated by reference.

For accounting policies and areas of judgements relating to:

●	Going concern assumption, refer “Item 18—Financial Statements—Note 2 Going concern”;
●	Valuation of share-based payments, refer “Item 18—Financial Statements—Note 36 Share-based payment reserve”;
●	Impairments, refer “Item 18—Financial Statements—Note 10 Remeasurement items affecting operating profit”;

●	Long-term provisions, refer “Item 18—Financial Statements—Note 33 Long-term provisions”;
●	Post-retirement benefit obligations, refer “Item 18—Financial Statements—Note 35 Post-retirement benefit obligations”;
●	Useful economic lives of assets and depreciation of coal mining assets, “Item 18—Financial Statements—Note 20 Property, plant and equipment”;
●	Recognition of deferred tax assets and utilisation of tax losses, refer “Item 18—Financial Statements—Note 15 Deferred tax and Note 13 Taxation”; and
●	Determination of whether an arrangement contains a lease, incorporating optional lease periods and determining the incremental borrowing rate in accordance with IFRS 16 Leases, refer “Item 18—Financial Statements—Note 18 Leases”.

Estimation of natural oil and gas reserves

In accordance with the SEC regulations, proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract hydrocarbons must be approved and must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Existing economic conditions define prices and costs at which economic producibility is to be determined. The price is the average sales price during the 12-month period prior to the reporting date (30 June), determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements. Future price changes are limited to those provided by contractual arrangements in existence at year-end.

Our reported natural oil and gas reserves are estimated quantities based on SEC reporting regulations. Additionally, we require that the estimated quantities of oil and gas and related substances to be produced by a project be sanctioned by all internal and external parties to the extent necessary for the project to enter the execution phase and sufficient to allow the resultant products to be brought to market. See “Item 4.D—Property, plants and equipment”.

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

Refer to “Table 5—Standardised measure of discounted future net cash flows relating to proved reserves”, on page G-6 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2021 and to “Table 6—Changes in the standardised measure of discounted net cash flows”, on page G-7.

Depreciation of natural oil and gas assets

Depreciation of mineral assets on producing oil and gas properties and property acquisition costs is based on the units-of-production method. Apart from acquisition costs, which are depreciated using estimated proved reserves, mineral assets are depreciated using estimated proved developed reserves.

Fair value estimations of financial instruments

We base fair values of financial instruments on quoted market prices of identical instruments, where available. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealers’ price quotations and price quotations for similar instruments traded in different markets. Fair value for certain derivatives is based on pricing models that consider current market and contractual prices for the underlying financial instruments or commodities, as well as the time value and yield curve or fluctuation factors underlying the positions. Pricing models and their underlying assumptions impact the amount and timing of unrealised gains and losses recognised, and the use of different pricing models or assumptions could produce different financial results. Refer to “Item 11—Quantitative and qualitative disclosures about market risk”.

5.B Liquidity and capital resources

Liquidity, cash flows and borrowings

Based on our funding plan, our liquidity headroom remains well above US$1 billion as at 30 June 2021, with available rand- and US dollar-based funds improving as we advance with our focused management actions. We continue to assess our mix of funding instruments to ensure that we have funding from a range of sources and a balanced maturity profile. We manage our liquidity risk by effectively managing our working capital, capital expenditure and cash flows from both operating cash flows and disposals of assets. We finance our capital expenditure from funds generated out of our business operations and borrowing facilities.

For information regarding our funding cash flows and liquidity, refer “Item 18—Financial Statements—Note 17 Long-term debt, Note 18 Leases, and Note 19 Short-term debt” which includes an overview of our banking facilities and debt arrangements.

For more information regarding the impact of liquidity on our going concern assumption—refer “Item 18—Financial Statements—Note 2 Going concern”.

For information regarding the company’s cash flow requirements refer to the “Integrated Report—Performance Overview—Chief Financial Officer’s review” as contained in Exhibit 99.3. The following table provides a summary of our cash flows for each of the three years ended 30 June 2021, 2020 and 2019.

	2021	2020	2019

	(Rand in millions)
Net cash retained from operating activities	34 043	29 730	31 943
Net cash received from/(used in) investing activities	25 093	(38 550)	(56 412)
Net cash (used in)/generated by financing activities	(58 265)	25 112	23 131

Cash flows retained from operating activities include the following significant items.

	2021	2020	2019

	(Rand in millions)
Cash generated by operating activities	45 114	42 384	51 398
Income tax paid	(5 280)	(5 659)	(3 946)
Dividends paid	(46)	(31)	(9 952)

The cash generated by our operating activities is applied first to fund our operations, pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is then invested based on our updated capital allocation framework which is aimed at driving maximum shareholder return.

Operating activities

Cash generated by operating activities in 2021 increased by 6% to R45 114 million, largely attributable to the business improvement efforts, such as our comprehensive response plan and Sasol 2.0.

For further information regarding our cash flow generation, refer “Integrated Report—Performance Overview—Chief Financial Officer’s review” as contained in Exhibit 99.3.

Investing activities

Net cash received from investing activities increased to R25 093 million in 2021 as compared to net cash used in investing activities of R38 550 million in 2020.

Cash flows utilised in investing activities include the following significant items.

	2021	2020	2019

	(Rand in millions)
Additions to non-current assets(1)	(18 214)	(41 935)	(56 734)
Proceeds on disposals and scrappings	43 214	4 285	567
(1)	Includes additions to property, plant and equipment; assets under construction and other intangible assets.

Included in investing activities in 2021 are the proceeds from the sale of 50% of our interest in the US LCCP Base Chemicals business through the creation of the 50/50 owned LIP JV for R30 billion (US$2 billion) and the sale of Sasol’s 16 ASU’s and associated business located in Secunda for R8 billion.

For information regarding cash flows from investing activities refer “Integrated Report—Performance Overview—Chief Financial Officer’s review” as contained in Exhibit 99.3.

For information regarding cash flows from additions and disposals, refer “Item 18—Financial Statements—Note 20 Property, plant and equipment” and “Note 11 Disposals and scrapping”.

For details of our additions to non-current assets, and the projects to which these relate, refer to “Item 18—Financial Statements—Note 20 Property, plant and equipment ”.

For details of our capital commitments refer to “Item 18—Financial Statements—Note 20 Property, plant and equipment”.

Financing activities

Net cash generated from financing activities decreased to R58 265 million cash used in financing activities in 2021 as compared to R25 112 million in 2020.

The reason for the decrease in cash generated from financing activities is mainly due to the repayment of the revolving credit facility of R55,4 billion ($3,6 billion) (2020 - US$1,5 billion), the term loans of R5,4 billion (US$350 million) and the syndicated loan and commercial banking facilities of R19,7 billion.

In March 2021, we successfully issued US$1,5 billion bonds.

The group’s operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short-term in nature and are met primarily from short-term banking facilities. Our long-term capital expansion projects are financed by a combination of floating and fixed rate long-term debt, as well as internally generated funds. To the extent possible, this debt is normally financed in the same currency as the underlying project to be funded and the repayment terms are designed to match the cash flows expected from that project. A centralised treasury model enables Sasol to optimise the group’s cash and borrowing facilities wherever it is required.

For information regarding our debt and funding structure, refer “Integrated Report—Performance Overview—Chief Financial Officer’s review” as contained in Exhibit 99.3.

Capital resources

Sasol Financing Limited, Sasol Financing International Limited and Sasol Financing USA LLC act as our group’s financing vehicles. All our group treasury, cash management and borrowing activities are facilitated through Sasol Financing Limited, Sasol Financing International Limited and Sasol Financing USA LLC. The group executive committee (GEC) and senior management meet regularly, to review and, if appropriate, approve the implementation of optimal strategies for the effective management of the group’s financial risk.

Our cash requirements for working capital, share repurchases, capital expenditures, debt service and acquisitions over the past three years have been primarily financed through a combination of funds generated from operations, borrowings and asset disposals. In our opinion, our working capital is sufficient for present requirements.

Our debt as at 30 June comprises the following.

	2021	2020	2019

	(Rand in millions)
Long-term debt, including current portion	102 643	167 197	129 569
Lease liabilities, including current portion	15 677	17 719	7 770
Short-term debt	60	21 888	1 239
Bank overdraft	243	645	58
Total debt	118 623	207 449	138 636
Less cash (excluding cash restricted for use)	(29 467)	(32 932)	(13 397)
Net debt	89 156	174 517	125 239

As at 30 June 2021, we had R2 251 million (2020— R1 807 million) in cash restricted for use. Refer to “Item 18—Financial Statements—Note 29 Cash and cash equivalents” for a breakdown of amounts included in cash restricted for use.

The group has borrowing facilities with major financial institutions and debt securities of R156 946 million (2020—R199 861 million; 2019—

R160 002 million). Of these facilities and debt instruments, R102 295 million (2020—R189 354 million; 2019—R137 023 million) has been utilised at year end. Long-term debt of R102 643 million decreased by R64 554 million compared to 2020 due to the repayment on the revolving credit facility of R55,4 billion as well as the term loans of R5,4 billion and the strengthening of the closing rand exchange rate to the US dollar (R14,28 at 30 June 2021 compared to R17,33 at 30 June 2020). Refer to “Item 18—Financial Statements—Note 17 Long-term debt”, for a breakdown of our banking facilities and the utilisation thereof.

There were no events of default for the years ended 30 June 2021 and 30 June 2020.

Included in the abovementioned borrowing facilities is our commercial paper programme of R8 billion. There is R5,8 billion in available facilities under the commercial paper programme at 30 June 2021. Further, a revolving credit facility (RCF) of US$2 825 million is available to the group for further funding requirements. Centralised treasury facilities of R100,6 billion (US$6,9 billion and R2,2 billion) were drawn at 30 June 2021.

In August 2019, Sasol issued its inaugural paper to the value of R2 176 million in the local debt market under the current Domestic Medium Term Note programme, at 130 basis points above three-month Johannesburg Interbank Average Rate, repayable in August 2022. The net proceeds from the notes issue were used for general corporate purposes and to refinance existing facilities.

We negotiated with our lenders to waive our adjusted net debt to EBITDA covenant as at 30 June 2020 and, as a precautionary measure, to increase our adjusted net debt to EBITDA covenant from 3,0 times to 4,0 for the measurement period ended 31 December 2020. The actual ratio of adjusted net debt to EBITDA for the measurement period ended 31 December 2020 computed to 2,6 times, meaning that we did remain within our original covenant level. The net debt: EBITDA ratio as at 30 June 2021 computed to 1,5 times, which again is below the original covenant level. We have and continue to reduce the size of our outstanding debt balances, primarily the RCF, through asset divestments, whilst continuing to maintain a strong liquidity position. Therefore, US$3 billion from proceeds of asset disposals and bond issuances have been utilised to partially repay the US$3,4 billion RCF.

Financial instruments and risk

Refer to “Item 11—Quantitative and qualitative disclosures about market risk” for a breakdown of our liabilities summarised by fixed and floating interest rates.

Debt profile and covenants

The information set forth under “Item 18—Financial Statements—Note 17 Long-term debt” is incorporated by reference.

Capital commitments

Refer “Item 18—Financial Statements—Note 20 Property, plant and equipment”.

The discussion below includes forward-looking statements. For a discussion of factors that could cause actual results to differ from those expressed or implied in forward-looking statements, please refer to “Forward-Looking Statements” above. You should not place undue reliance on forward-looking statements.

In Mozambique, since the approval of the 2015 base FDP in 2016, Sasol has been actively pursuing the approved development activities. Nine of the planned 13 Temane and Inhassoro development wells were drilled between 2016 and 2018, and additional 2D and 3D seismic data were acquired over the Inhassoro and Pande areas in 2016. This was to further reduce the subsurface uncertainty. Additionally, outside of the 2015 FDP, two Pande appraisal wells were drilled in 2018 and the Notice of Commercial Discovery for the Pande reservoirs was issued to the GoM for approval.

The revised FDP, which includes Pande reservoirs, was submitted to the GoM for approval and is devised to ensure that the continued development of the project is founded on sound economic principles, provides an optimal economic return, maximises government’s income from royalties, profit share and taxes, and reduces the risk of a sub-economic development. The revised FDP of the PSA was approved by the GoM on 29 September 2020. The main objectives of the revised PSA Development are to enable CTT gas supply, ensure economic production of the gas volumes in excess of those reserved for CTT by selling these to Sasol, optimise LPG production, optimise gas recovery by flexible development of gas reservoirs to ensure optimal field development and optimise liquids recovery.  On 19 February 2021, the Board approved the FID with an estimated project cost of US$760 million. The project execution has been delinked from CTT financial close and execution commenced in quarter three of calendar 2021.

For information on amounts capitalised in respect of these projects refer, “Item 18—Financial Statements—Note 20 Property, plant and equipment”.

For information on future amounts expected to be spent to complete the projects, refer “Item 18—Financial Statements—Note 20 Property, plant and equipment”.

5.C Research and development, patents and licences

Refer to the “Item 4.B—Business overview—Factors on which the business is dependent—Intellectual Property” for further information research and development, patents and licences.

5.D Trend information

Refer to the “Integrated Report—Performance Overview—Chief Financial Officer’s review” as contained in Exhibit 99.3.

5.E Off-balance sheet arrangements

We do not engage in off-balance sheet financing activities and do not have any off-balance sheet debt obligations, off-balance sheet structured entities or unconsolidated affiliates.

Guarantees

As at 30 June 2021, the group recognised amounts in respect of certain guarantees. Refer to “Item 18—Financial Statements—Note 40 Financial risk management and financial instruments” for further information on guarantees.

Product warranties

The group provides product warranties with respect to certain products sold to customers in the ordinary course of business. These warranties typically provide that products sold will conform to specifications. The group accrues for a warranty liability on a transaction-specific basis depending on the individual facts and circumstances related to each sale. Both the liability and expense related to product warranties are immaterial to the consolidated financial statements.

5.F Disclosure of contractual obligations

Contractual obligations/commitments.

The following significant undiscounted contractual obligations existed at 30 June 2021.

	Total	Within	1 to 5	More than
Contractual obligations	amount	1 year	years	5 years

	(Rand in millions)
Bank overdraft	243	243	—	—
Capital commitments	39 888	21 393	18 495	—
Environmental and other obligations(1)	92 080	6 205	28 088	57 787
External long-term debt(2)	119 921	8 997	72 888	38 036
External short-term debt	60	60	—	—
Lease liabilities(2)	31 679	2 997	9 293	19 389
Post-retirement healthcare obligations(3)	3 713	237	883	2 593
Post-retirement pension obligations(3)	10 081	250	1 051	8 780
Purchase commitments(4)	131 992	27 459	35 182	69 351
Share-based payments	29	29	—	—
Total	429 686	67 870	165 880	195 936

(1)Represents undiscounted obligation.

(2)Include interest payments.

(3)Represents discounted values.

(4)Includes off‑take agreements entered into in the ordinary course of business, the most significant of which relates to oxygen supply agreements for Secunda Operations of R85 013 million (2020 - R36 998 million) and ORYX GTL of R1 748 million (2020 - R1 739 million) for a contracted minimum off-take gas volume. The Oxygen Train 17 oxygen supply agreement runs to 2037, with an option to renew the contract to 2050. The renewal option is not taken into account in the calculation of the commitments. The Oxygen Trains 1 – 16 arrangement is managed through various agreements, including the Gas Sales Agreement (GSA), Utilities Agreement and a suite of other contracts. In terms of the Utilities Agreement, Sasol is contractually bound to buy oxygen and other derivative gasses from Air Liquide annually, while Air Liquide is bound to buy utilities from Sasol for the same amount for 15 years.

Refer to “Item 18—Financial Statements—Note 20 Property, plant and equipment” for significant capital commitments and “Note 33 Long-term provisions”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The board of directors and senior management

Name	Year Born	Position	Appointed to the Sasol Limited Board
C Beggs(1)	1948	Independent non-executive Director	8 July 2009
M J Cuambe	1962	Independent non-executive Director	1 June 2016
M B N Dube	1972	Independent non-executive Director	1 April 2018
M Flöel	1960	Independent non-executive Director	1 January 2018
F R Grobler	1961	Executive Director (President and Chief Executive Officer)	1 November 2019
K C Harper	1963	Independent non-executive Director	1 April 2020
V D Kahla	1970	Executive Director	1 November 2019
G M B Kennealy(2)	1958	Independent non-executive Director	1 March 2017
N N A Matyumza	1963	Independent non-executive Director	8 September 2014
Z M Mkhize(3)	1961	Independent non-executive Director	29 November 2011
M E Nkeli	1964	Independent non-executive Director	1 March 2017
S A Nkosi	1954	Independent non-executive Director	1 May 2019
PJ Robertson(3)	1947	Independent non-executive Director	1 July 2012
S Subramoney	1958	Independent non-executive Director	1 March 2021
P Victor	1972	Executive Director (Chief Financial Officer)	1 July 2016
S Westwell	1958	Independent non-executive Director, Lead Independent Director	1 June 2012
(1)	Mr C Beggs retired as independent director, member and chairman of the Audit Committee and member of the Safety, Social and Ethics Committee on 31 August 2021.
(2)	Ms G M B Kennealy was appointed as chairman of the Audit Committee with effect from 1 September 2021.
(3)	Will retire from the Sasol Limited Board and all Board Committees at the conclusion of the company’s 2021 annual general meeting.

Director movements during the year are as follows.

Name	Movement
S Subramoney	Appointed as Independent non-executive Director effective 1 March 2021

The following is biographical information on each of the persons listed above.

C Beggs
Nationality:	South African
Qualifications:	BCom (Hons) CA(SA)
Sasol Limited Board Committee Memberships:	Audit Committee (Chairman) Safety, Social and Ethics Committee
Mr C Beggs was the Chief Executive Officer of PricewaterhouseCoopers until the end of June 2009. He is a former Chairman of the Board of the South

African Institute of Chartered Accountants (SAICA). He served as Chairman of the Accounting Practices Committee, was a member of the Accounting Practices Board and is a Director of the Ethics Institute of South Africa. He is a trustee of the Absa Pension Fund and was a non-executive Director and Risk and Finance Committee member of Absa Group Limited until 4 June 2021. He was formerly an independent director of Absa Bank Limited and SAB Zenzele Holdings Limited. He retired as a director of Sasol Limited and member of all board committees on 31 August 2021.

M J Cuambe
Nationality:	Mozambican
Qualifications:	BEng Post-graduate Certificate in Management Studies
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

Mr M J Cuambe is the Managing Director of MC lnvestimentos and Consultoria. He served as the Executive Chairman and Chief Executive Officer of Electricadade de Moçambique (EDM) from November 2005 to March 2012. He was the Chairman of Companhia Electrica do Zambeze, a wholly-owned subsidiary of EDM up to 30 May 2016. He was a Non-executive Director of Companhia de Transmissao de Mozambique, a joint venture between EDM, the Swaziland Electricity Company and Eskom, from 1998 to 2002 and served as the Chairman of the Executive Committee of the Southern Africa Power Pool from November 2005 to April 2008.

M B N Dube
Nationality:	South African
Qualifications:	BA (Human Sciences) BA (Hons) (Politics) MSc
Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee (Chairman) Capital Investment Committee

Ms M B N Dube has served in, among others, roles of Director: Atmospheric Protection and Chemicals Management at the then Department of Environmental Affairs and Tourism, Chief Negotiator on behalf of the Government of the Republic of South Africa in climate change negotiations under the auspices of the United Nations Framework Convention on Climate Change, Sustainability Manager at BHP Billiton, worked at SFM, a London-based forestry and carbon business and Anglo American. She was an Investment Banker at Investec plc, London and Group Commercial Director at Bidvest Group. She is a Non-executive Director of Control Risks, and other non-public companies: Bravo Brands, PG Group, and EnviroServ Holdings and is also a member of the audit committees of the PG Group and Control Risks. She previously served as Non-executive Director of Vodacom South Africa, Bidvest Group Limited and Fluormin plc.

M Flöel
Nationality:	German
Qualifications:	MSc (Chemistry) PhD (Chemistry)
Sasol Limited Board Committee Memberships:	Capital Investment Committee Nomination and Governance Committee Remuneration Committee

Dr M Flöel holds a MSc in Chemistry from the University of Frankfurt and a PhD in Chemistry from the Technische Universität München (University of Munich). With 30 years’ experience in the chemicals industry in roles covering chemical and process research and development, technical innovations, technologies, operations and industrial supply chain, she is a seasoned industrial leader. She concluded her executive leadership career as Managing Director and Chief Executive Officer of OXEA Holdings. She served on the Board of Carl Bechem GmbH and is currently a director on the Board of NESTE Corporation and a member of its Audit Committee.

Afety,
F R Grobler
Nationality:	South African
Qualifications:	BEng (Mech)
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

Mr F R Grobler was appointed President and Chief Executive Officer of Sasol Limited on 1 November 2019. Prior to his appointment, he was Executive Vice President of Sasol’s Chemicals Business, based in Germany. His association with Sasol began as an engineering student in the early 1980s when he received a Sasol bursary before joining the Group in 1984. Since then, he has worked at most of Sasol’s operating facilities worldwide. In this time, he has been exposed to a broad range of business activities and has extensive experience in Sasol’s international businesses. In March 2010 he was appointed Managing Director of Sasol Olefins and Surfactants (now part of the Chemicals Business), based in Hamburg, Germany. He has been a member of the Sasol Group Executive Committee since 1 December 2013.

K C Harper
Nationality:	American
Qualifications:	BSc (Industrial Management) MBA
Sasol Limited Board Committee Memberships:	Audit Committee

Ms K C Harper is the Chief Financial Officer of BDP International, a leading privately-held global logistics and transportation solutions company. She also serves as a non-executive director and audit committee chairman for Lydall (NYSE LDL) and for the American Lung Association. She was previously the Chief Financial Officer of AgroFresh, a produce freshness solutions company. She has also served as the Chief Financial Officer of Tronox and the Chief Financial and Business Development Officer of Rio Tinto Diamonds and Minerals Group. She has served as a non-executive director for Richards Bay Minerals in South Africa, as well as for Hydrogen Energy, a former Rio Tinto/BP joint venture in London.

V D Kahla
Nationality:	South African
Qualifications:	BA LLB
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

Mr V D Kahla was appointed to the Sasol Group Executive Committee on 1 January 2011 and is Sasol’s Executive Vice President: Strategy, Sustainability and Integrated Services. He also served as the Company Secretary of Sasol Limited between 2011 and 2019, prior to his appointment to the Sasol Board in November 2019. Previously he served on the Group Executive Committee of Transnet SOC Limited and on the Africa Executive Committee of Standard Bank. He also held various roles in the Government of the Republic of South Africa, including Assistant Legal Advisor to President Nelson Mandela and Director responsible for Corporate Strategy and Transformation at the Department of Justice. He is an alumnus of the University of Cambridge’s Prince of Wales Programme on Sustainability Leadership, and the Chairman of the Council of Rhodes University, South Africa.

G M B Kennealy
Nationality:	South African
Qualifications:	BCom (Accountancy) BCom (Accountancy) (Hons)
Sasol Limited Board Committee Memberships:	Audit Committee Capital Investment Committee

Ms G M B Kennealy qualified as a chartered accountant in 1982 and she served as the Chief Financial Officer of the South African Revenue Service from January 2009 until her retirement in December 2013. Before that she served as the Chief Operating Officer of Absa Corporate and Business Bank from 2006 to 2009. Her previous senior financial management positions were at Absa Bank, BHP Billiton South Africa, Samancor Chrome and Foodcorp. Ms Kennealy also chaired the Accounting Standards Board in South Africa from 2012 to 2018. She is the lead independent director of the Standard Bank Group and the chairman of its Audit and Remuneration committees. She also serves on the Board of Standard Bank of South Africa Limited.

N N A Matyumza
Nationality:	South African
Qualifications:	BCom BCompt (Hons) CA(SA) LLB
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

Ms N N A Matyumza is an Independent non-executive Director of Standard Bank Group Limited, The Standard Bank of South Africa Limited and Volkswagen South Africa (Pty) Ltd. She has held senior financial management and executive positions in various organisations, including South African Breweries, Transnet and Eskom. She is an ordained minister and director of the African Methodist Episcopal Church.

Z M Mkhize
Nationality:	South African
Qualifications:	BCom (Hons) Higher Diploma (Electrical Engineering)
Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee

Mr Z M Mkhize has served on the Board of Sasol Limited since 2011 and holds a BCom Honours degree from UNISA and a Higher Diploma in Electrical Engineering from Durban University of Technology. He was a director of Hulamin Limited and the Managing Director: Hulamin Rolled Products (Pty) Limited, from July 2010 until 28 February 2020.

M E K Nkeli
Nationality:	South African
Qualifications:	BSc (Environmental Science) MBA
Sasol Limited Board Committee Memberships:	Remuneration Committee (Chairman) Nomination and Governance Committee Safety, Social and Ethics Committee

Ms M E K Nkeli served Vodacom Group Limited as the Chief Human Resource Officer responsible for Health, Safety, Environment and Facilities and was an Executive Director of Vodacom South Africa (Pty) Limited from 2011 to 2014, having previously served as the Group Human Resources Director of Alexander Forbes from 2005 until 2010. She also served as a Non-executive Director on the Boards of Ellerine Holdings Limited, African Bank Investments Limited and Life Healthcare Group Limited. Ms Nkeli is the executive chairman of Search Partners International and a member of the Board of Impala Platinum Holdings Limited. She also previously chaired the Commission for Employment Equity.

S A Nkosi
Nationality:	South African
Qualifications:	BCom BCom Economics (Hons) MBA
Sasol Limited Board Committee Memberships:	Nomination and Governance Committee (Chairman) Remuneration Committee

Mr S A Nkosi holds a BCom degree from the University of Zululand, a BCom (Econ) (Hons) degree from the University of South Africa (UNISA) and an MBA from the University of Massachusetts. With over 37 years’ experience in the South African resources industry, with his last role prior to retirement as the Chief Executive Officer of Exxaro Resources from 2006 – 2016. He has extensive experience in the operational, financial, logistics and marketing areas of the resources sector, and more specifically in the energy and coal sectors, both locally and internationally.

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

S Subramoney
Nationality:	South African
Qualifications:	BCompt (Hons) (Accounting Science) CA (SA)
Sasol Limited Board Committee Memberships:	Audit Committee

Mr S Subramoney has expertise in accounting and auditing and has worked for companies expanding into emerging economies. After qualifying as a Chartered Accountant he was appointed Audit Partner at PricewaterhouseCoopers (PwC) and thereafter, Deputy Chief Executive Officer for PwC Southern Africa and member of the Southern Africa Executive Committee. Throughout his 27 years in the audit profession, he led complex assignments including representing the firm in several African and global organisational structures. These roles provided him with extensive international exposure with global clients. He is currently the Chief Executive Officer of Menston Holdings, a black-owned diversified investment company established in 2015 which focuses on the food and agriculture, construction and technology sectors. He is also an independent non-executive director on Nedbank Group’s Board and is its Audit Committee Chairperson.

n
P Victor
Nationality:	South African
Qualifications:	BCompt (Hons) CA (SA) International Tax Law (Hons)
Sasol Limited Board Committee Memberships:	Capital Investment Committee

Mr P Victor became Sasol’s Chief Financial Officer (CFO) in July 2016. He was previously Senior Vice President: Financial Control Services at Sasol and served as acting CFO from 10 September 2013 to 28 February 2015. He also provided thought leadership and pro-actively supported the Group Executive Committee in implementing a cash conservation response plan in reaction to the significant drop in the crude oil price. He gained invaluable experience during his 10 years as Chief Financial Officer of Sasol Synfuels – a position he held until 2011, when he was appointed to head up the Group’s financial governance and reporting.

S Westwell
Nationality:	British
Qualifications:	BSc (Mech Eng) MSc (Management) MBA
Sasol Limited Board Committee Memberships:	Capital Investment Committee (Chairman) Audit Committee Nomination and Governance Committee Safety, Social and Ethics Committee

Mr S Westwell is a Director and Chairman of the Audit Committee of Control Risk Limited. He is also an independent director of Brookfield Renewable Partners L.P and Brookfield Renewable Corporation. He was the Chief Executive Officer of European Forecourt Retailers from 2015 to 2016 and of Silver Ridge Power Inc from 2013 to 2014. He held various management and executive positions for BP in South Africa, the United States, and the United Kingdom between 1988 and 2011. These executive positions included head of BP’s retail business in South Africa, Director of BP Southern Africa, Chief Executive Officer for BP Solar, and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom from 2008 to 2011. He has also worked for Eskom Holdings Limited in several operational capacities.

Senior management—experience

In addition to the three executive directors listed above, we have identified our senior management as the members of our GEC.

Name	Year Born	Position	Nationality	Year Appointed
H C Brand	1964	Executive Vice President: Sasol 2.0 and Transformation	South African	2019
B V Griffith	1967	Executive Vice President: Chemicals Business	American	2019
B E Klingenberg	1962	Executive Vice President: Energy Operations	South African	2009
B P Mabelane	1973	Executive Vice President: Energy Business	South African	2020
C K Mokoena	1965	Executive Vice President: Human Resources and Stakeholder Relations	South African	2017

H C Brand MEng (Mech), MBA

Mr H C Brand joined the Group in 1989 and during his career has held various leadership positions at most of Sasol’s South African operating facilities. He has been exposed to a broad range of business activities, including roles in project and plant operations, shared and site services, as Managing Director of Sasol Nitro, programme managing the 2013-15 group-wide transformation and low oil price responses, and for group strategy. Mr Brand currently also has executive responsibility for programme managing the 2020 Crisis Response and Future Sasol programmes and Sasol’s 2020 greenhouse gas emission reduction target setting and roadmap definition.

B V Griffith BSChE, MBA

Mr B V Griffith is based in Houston, Texas, United States. He is Sasol’s senior leader in North America and is responsible for Sasol’s Chemicals Business globally. Prior to this appointment he was Senior Vice President for Sasol’s Performance Chemicals business from 2017 to 2019 and Base Chemicals business from 2014 to 2017. His Sasol career began in 1992 as an Engineer and during his 27-year career with the Group he has held various positions and leadership roles in the United States, Europe and South Africa.

B E Klingenberg MSc Eng (Mech)

Since joining the Sasol Group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South African Energy and the global chemical businesses of the Group. Mr Klingenberg was the Managing Director of Sasol Polymers from April 2007 to March 2009, responsible for Group human resources for two years from 2009 and before that the Managing Director of Sasol Nitro.

B P Mabelane BCom (Hons), CA (SA), PGD Accounting, HDip Tax

Ms B P Mabelane is responsible for upstream and downstream gas activities as well as distribution, marketing and sales of liquid fuels in Southern Africa. She is leading strategy formulation and delivery of the Energy Business. Previously she worked with Eskom, where she held key roles in finance, tax and general management. She also served as the Operations Director for British Petroleum (BP) UK’s retail business. In 2011, she joined BP Southern Africa as its Chief Financial Officer. Six years later, she was appointed as its CEO. She is the first female to head a multinational oil company in South Africa.

C K Mokoena BA (Human Resources Development and Social Sciences)

Ms C K Mokoena is responsible for the design of global human resources strategies, policies and frameworks at Sasol that enable the organisation to attract, develop and retain key talent. She also focuses on stakeholder relations. Prior to her current role, Ms Mokoena was Human Resources Executive at Tongaat Hulett Limited. She held this position from July 2013. Before this, Ms Mokoena spent 11 years at Telkom South Africa Limited, during which time she held several senior positions spanning the human resources, business consulting and customer services discipline, including Chief of HR and Group Executive: Customer experience management.

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

Long-term incentive schemes applicable to executive directors and senior management

For details regarding our long-term incentive schemes applicable to executive directors and senior management named in Item 6.A—Directors and senior management, refer to our Remuneration Report filed as Exhibit 99.2.

6.C Board practices

Refer to “Item 6.A—Directors and senior management” for our board of directors and information with respect to their terms of office. Refer to our Remuneration Report filed as Exhibit 99.2 for details of our directors’ and senior management service contracts and benefits upon termination of employment.

Refer to “Integrated Report—Solid governance instilling confidence” as contained in Exhibit 99.7 for details relating to our audit and remuneration committees, as well as the names of committee members; and refer to the “Terms of Reference—Audit Committee and Remuneration Committee” as contained in Exhibit 99.9.2 for summaries of the terms of reference under which these committees operate.

6.D Employees

The information set forth under “Item 18—Financial Statements—Note 5 Employee-related expenditure” is incorporated by reference.

Remuneration of directors and key personnel is contained in the Remuneration Report, contained in Exhibit 99.2.

Our workforce geographic location composition at 30 June is presented below.

Region	2021	2020	2019

	Number of employees
South Africa	24 194	25 604	26 003
Europe	2 856	2 927	2 865
North America	1 271	1 781	1 791
Other	628	689	770
Total	28 949	31 001	31 429

6.E. Share ownership

Refer to our Remuneration Report filed as Exhibit 99.2 for details of share ownership of executive directors and senior management.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Refer to “Item 18—Financial Statements—Note 16 Share Capital” for the authorised and issued share capital of Sasol Limited.

To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa, or any other government. We believe that no single person or entity holds a controlling interest in our securities.

In accordance with the requirements of the Companies Act, the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 30 June 2021.

	2021		2020		2019
	Number		Number		Number
	of	% of	of	% of	of	% of
	shares	shares	shares	shares	shares	shares
GEPF(1)	107 391 458	16.93	94 191 069	14.9	86 926 548	13.78
IDC(2)	53 266 887	8.4	53 266 887	8.42	53 266 887	8.44
(1)	Government Employees Pension Fund (GEPF).
(2)	Industrial Development Corporation of South Africa Limited (IDC).

The voting rights of major shareholders do not differ from the voting rights of other shareholders.

As of 31 August 2021, 36 926 482 Sasol ordinary shares, or approximately 5,88% of our total issued securities, were held in the form of ADRs. As of 31 August 2021, 93 record holders in the US held approximately 18,3% of our total issued securities in the form of either Sasol ordinary shares or ADRs.

The Board has ascertained that some of the shares registered in the names of nominee holders are managed by various fund managers. Refer to “Item 18 – Financial Statements –Shareholders’ Information” for information regarding fund managers responsible for managing investments of 3% or more of the share capital of Sasol Limited as at 30 June 2021.

7.B Related party transactions

There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2021 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

During the year, Sasol group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the Sasol group. Terms and conditions are determined on an arm’s length basis.

Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to “Item 18—Financial Statements—Note 38 Related party transactions” for further details.

7.C Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

Refer “Item 18—Financial Statements” for our financial statements, related notes and other financial information .

Dividend policy

CHEPS serves as a reference for deciding on the dividend amount. The company’s dividend policy also takes into consideration various factors, including overall market and economic conditions, the group’s financial position, capital investment plans as well as earnings growth.

We apply a dividend policy to pay dividends with a dividend cover range based on CHEPS. CHEPS reflects the sustainable business operations and is used by the board to measure the business and financial performance. When we make a decision on dividends, we take a number of factors into account. These include the impact of the current volatile macroeconomic environment, capital investment plans, the current strength of the company’s balance sheet, and the dividend cover range.

Refer to “Item 10.B—Memorandum and articles of association—3. Rights and privileges of holders of our securities”.

Legal proceedings

For information regarding our legal proceedings refer to “Item 4.B—Business overview—Legal proceedings and other contingencies”.

8.B Significant changes

Refer to “Item 18—Financial Statements—Note 39 Subsequent events”.

ITEM 9. THE OFFER AND LISTING

9.A Offer and listing details

The principal trading market for our shares is the JSE. Our ADSs have been listed on the NYSE since 9 April 2003, each representing one common ordinary share of no par value, under the symbol “SSL”. J.P. Morgan is acting as the depositary for our ADSs and issues our ADRs in respect of our ADSs.

9.B Plan of distribution

Not applicable.

9.C Markets

Refer to “Item 9.A—Offer and listing details” above for further information.

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

Refer to “Item 10.B” of our registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934, filed with the SEC on 6 March 2003 (the Registration Statement) for the object and purpose of the company. The objects and purpose are not specifically contained in the company’s constitution, its MOI. Instead, the company has been given the powers and capacity of an individual, that is to say its powers and capacity, subject to the Companies Act, are unlimited (clause 4.1) and may do anything which the Companies Act and the JSE Listings Requirements empower it to do if so authorised by its MOI (clause 4.3).

The company’s MOI was amended on 27 November 2019 by way of a shareholders’ special resolution at the company’s annual general meeting. However, none of the amendments effected relate to the matters disclosed in the sections of Item 10.B below, or otherwise in connection with this annual report on Form 20-F. See Exhibit 1.1 for the company’s latest MOI.

2. Summary of the MOI with respect to directors

Director’s power to vote in respect of matters in which a director has a material interest. In terms of our MOI and the Companies Act, a director who has a personal financial interest in respect of a matter to be considered at a board meeting, or knows that a related person has a personal financial interest in the matter, may not vote on the matter and must, after giving his/her full views on the matter, recuse himself/herself from the meeting. In terms of our board charter directors are appointed on the express agreement that they may be removed by the board if and when they develop an actual or prospective material, enduring conflict of interest with the company or another group company.

Directors’ power to vote on remuneration for themselves. A distinction is drawn between remuneration of directors as employees (applicable to executive directors) of the company and remuneration of directors for their services as directors. With regard to remuneration of directors for their services as directors, in accordance with the Companies Act our MOI requires shareholder approval by way of a special resolution (i.e. requiring a 75% majority of those present and voting) obtained in the previous two years for the payment of remuneration to directors for their service as directors.

The remuneration of executive directors is determined by a disinterested quorum of directors on recommendation of the remuneration committee determined in accordance with the group’s remuneration policy put to shareholders for a non-binding advisory vote at the annual general meeting as required by the King IV Report on Corporate Governance for South Africa 2016 (King IV). King IV further requires that the remuneration implementation report be put to shareholders for a non-binding advisory vote. No powers are conferred by our MOI, or by any other means, on the directors who are employees of the company, to vote on their own remuneration in the absence of a disinterested quorum of directors.

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

Directors’ personal financial interest. Clause 28.2.2 of our MOI provides that directors who do not predominantly make up the class of participants as not having a personal financial interest and accordingly, they can participate in and vote at the board meeting at which these decisions are considered. This is a stricter standard than the Companies Act which permits directors to participate and vote as long as they and their related parties are not the only members of the class.

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

In terms of the Companies Act, no dividend may be paid unless it reasonably appears that the company will satisfy the solvency and liquidity test as defined in the Companies Act immediately after completing the proposed distribution; and the board, by resolution, has acknowledged that it has applied the solvency and liquidity test and has reasonably concluded that the company’s assets equal or exceed the liabilities of the company and that the company will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months following the payment of the dividend. If the board resolves that the solvency and liquidity test has been passed, the board may declare a dividend but it must be paid within 120 business days, failing which it is necessary again for the board to consider the solvency and liquidity test.

A dividend entitlement lapses if it is unclaimed by any shareholder for a period of not less than 12 years and the board of directors resolves that it be forfeited. If a dividend is forfeited, it belongs to the company.

For further information on our dividend policy, see “Item 8.A—Consolidated statements and other financial information” and our Registration Statement.

Voting rights including whether directors stand for re-election at staggered intervals and the impact of that arrangement where cumulative voting is permitted or required. Each Sasol BEE ordinary share ranks pari passu with each ordinary share in relation to the right to vote at shareholders’ meetings of the company.

Our non-executive directors, and alternate directors (if the board has resolved to permit election of alternate directors at an annual general meeting, failing which as alternate directors are required to be elected by the MOI, there will be no alternate directors elected), are elected by our shareholders at the annual general meeting. Broadly speaking a third of the non-executive directors retire each year in rotation but are eligible for re-election unless they have been in office for 12 years, but in addition all non-executive directors in office for five years since last election prior to November 2016 or in office for nine years since first election must retire. As between directors of equal seniority, the directors to retire, in the absence of agreement, will be selected from among them in alphabetical order. The election is carried out in a series of votes on the candidacy of a single individual to fill a single vacancy. For more details regarding the rotation of directors, see information provided in our Registration Statement.

The directors determine the appropriate number (determined by the directors within the minimum and maximum limits stipulated in the MOI (being 10 and 16 directors respectively)) and the suitable persons (with the assistance of the Nomination and Governance Committee) to recommend to the shareholders for election / re-election as directors from time to time. In addition, any shareholder may nominate a person for consideration for election as a director.

Shareholder right to share in the company profits. There is no absolute right for shareholders to share in profits. They are dependent upon the directors declaring dividends or other distributions (subject to the solvency and liquidity requirements being met). However, if the directors do declare dividends or other distributions, it is only the shareholders who participate.

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

There are no other types of capital calls which the company could make against its shareholders. In particular, the MOI expressly provides that no obligation may be imposed, in respect of a distribution of capital, that the company is entitled to be subscribed again. This is not required under the Companies Act nor the JSE Listings Requirements.

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

In terms of the Companies Act, the board or any other person specified in the company’s MOI, including a shareholder/s holding not less than 10% (ten percent) of the voting rights attached to the shares, may call a shareholders meeting at any time. A written and signed demand to convene a shareholders meeting must describe the specific purpose for which the meeting is proposed. The MOI only permits the board or the company secretary (in lieu of the board) and a shareholders/s holding not less than 10% of the voting rights attached to the shares, to convene a shareholders’ meeting.

If the company is unable to convene a meeting because it has no directors, then in terms of our MOI, any single shareholder entitled to vote may convene a meeting.

If the company fails to convene a meeting in accordance with its MOI, or as required by the shareholders holding in the aggregate at least 10% of the voting rights as set out above, or within the time periods as required, any shareholder may apply to court for an order to convene a shareholders meeting on a date and subject to such terms as a court considers appropriate.

In terms of our MOI, we are required to deliver written notice of shareholders’ meetings to each shareholder and each beneficial holder (being a person whose name is not on the share register but who has the ultimate right to receive distributions or direct how the shares in question are voted or direct when the shares in question are to be disposed of) at least 15 business days before a meeting. The Companies Act also stipulates that delivery of a notice will be deemed to have taken place on the seventh calendar day following the day on which the notice was posted by way of registered post.

Before a person will be allowed to attend or participate at shareholder meetings in person or by proxy, that person must present reasonably satisfactory identification and the person presiding at the meeting must reasonably satisfy himself/herself that the right of the person to attend as shareholder or proxy has been verified. Meetings of shareholders may be attended by any person who holds shares in the company and whose name has been entered into our securities register and any person who is entitled to exercise any voting rights in relation to the company. Any person entitled to attend and to vote at any meeting may appoint a proxy/ies in writing to attend and to vote at such meeting on his/her/its behalf. In respect of shares which are not subject to the rules of a central securities depository, and in respect of which a person holds a beneficial interest which includes the right to vote on a matter, that beneficial holder may attend and vote on a matter at a meeting of shareholders, but only if that person’s name has been entered in our register of disclosures as the holder of that beneficial interest. Shareholders who have dematerialised their shares other than on an own name basis, are required to contact their Central Securities Depository Participant, as the case may be, for assistance to attend and vote at meetings.

In terms of our MOI, the quorum necessary for the commencement of a shareholders meeting shall be sufficient persons present at the meeting to exercise, in aggregate, at least 25% of all the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the shareholders meeting but the shareholders’ meeting may not begin unless at least three persons entitled to vote are present. In terms of our MOI, if the required quorum of shareholders is not present within 30 minutes from the time appointed for the meeting to begin, the meeting will be postponed to the next business day and if at such adjourned shareholders’ meeting a quorum is not present within 15 minutes from the time appointed for the shareholders’ meeting, then the persons entitled to vote present shall be deemed to be the requisite quorum. In terms of the Companies Act, no further notice is required of a postponed or adjourned meeting unless the location is different from that of the postponed or adjourned meeting, or is different from a location announced at the time of an adjourned meeting.

See our Registration Statement for more information with respect to the holding of an annual general meeting and the proceedings at the annual general meeting.

6. Limitations on the rights to own shares

Non-South African shareholders are treated no differently from South African shareholders as to the ownership of shares under the company’s MOI. However, Sasol BEE ordinary shares may only be owned by persons who must, inter alia, be South African citizens.

See our Registration Statement for more information with respect to the rights of non-South African shareholders.

7. Provisions of the company’s MOI that would have the effect of delaying, deferring or preventing a change of control or merger or corporate restructuring

The Companies Act and the regulations to the Companies Act deal extensively with the requirements that must be met by a company with respect to a merger, an acquisition or a corporate restructure.

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

The JSE Listings Requirements require a listed company to disclose in its annual financial statements the interest of any shareholder, other than a director, who, insofar as it is known to the company, is directly or indirectly beneficially interested in 5% or more of any class of the company’s capital.

9. Effect of the South African law

With respect to items 2 through 8 above, the effect of the South African law applicable to our company has been explained in those paragraphs.

10. Stricter conditions imposed by the MOI than the South African law governing changes in the capital of the Company

The requirements of our MOI are stricter than the South African law in that as:

●	the directors do not have the power to issue authorised shares (other than capitalisation shares) without the approval of an ordinary resolution or a special resolution being passed by the shareholders, depending on which is required by our MOI.
●	the board of directors does not have the power to amend the authorisation (including increasing or decreasing the number) and classification of shares (including determining rights, limitations and preferences) which is permitted under the Companies Act, without the authority of a special resolution; and
●	the permission under the Companies Act to allow rights, privileges or conditions attaching to any class of shares to vary in response to any objectively ascertainable external fact/s, is excluded under our MOI.

10.C Material contracts

We do not have any material contracts, other than contracts entered into in the ordinary course of business.

10.D Exchange controls

South African exchange control regulations are administered by the Financial Surveillance Department (FSD) of the South African Reserve Bank and are applied throughout the Common Monetary Area (CMA) (South Africa, the Kingdoms of Lesotho and eSwatini and the Republic of Namibia) and regulate transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.

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

Transfer of shares and ADSs. Effective 6 May 2019, J.P Morgan became the depositary for Sasol’s ADSs. Sasol’s ADSs, each representing one Sasol ordinary share, are traded on the NYSE under the symbol “SSL”. Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the CMA. Additionally, where shares are sold on the JSE on behalf of our shareholders who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. The FSD may also require a review to establish that the shares have been sold at market value and at arm’s length. While share certificates held by non-resident shareholders will be endorsed with the words “non-resident”, such endorsement will, however, not be applicable to ADSs held by non-resident shareholders.

10.E Taxation

South African taxation

Corporate Income Tax

The following discussion summarises the South African (SA) tax consequences of the ownership and disposition of shares or ADSs by a US holder (as defined below). This summary is based upon current SA tax law and the convention that has been concluded between the governments of the US and SA for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, signed on 17 February 1997 (the Treaty). In addition, this summary is based in part upon representations of the depositary (J.P. Morgan, as depositary for our ADSs), and assumes that each obligation provided for in, or otherwise contemplated by the Deposit Agreement and any related agreement, will be performed in accordance with its respective terms.

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

Carbon tax

A carbon tax was introduced in South Africa with effect from 1 June 2019. The motivation for the design and implementation of the carbon tax is to ensure that emitters of GHGs change their behaviour and start the process of reducing emissions to enable the transition to a low-carbon economy. This objective is fully supported by Sasol and can be achieved through the alignment of the carbon tax and carbon budgets supported by a well-considered integrated mitigation policy which:

●	takes into account South Africa’s national circumstances; and
●	enables companies to reduce emissions, while ensuring that economic impacts and job losses are minimised.

The tax is currently levied at a marginal rate of R134 per ton CO2e of GHGs (process emissions, combustion emissions and fugitive emissions) emitted by a company. This rate is reduced by way of a number of allowances resulting in a lower effective tax. However, there are increased administration and compliance costs for the carbon taxpayer over and above the carbon tax liability.

SARS has extended the section 12L energy efficiency allowances that taxpayers can qualify for until 31 December 2022 to incentivise taxpayers to transition into a low-carbon economy. Being a responsible corporate citizen, Sasol has embarked on various initiatives to reduce our carbon footprint over a number of years. This has culminated in the claiming of section 12L benefits totalling in excess of R15 billion since the introduction in 2014 up to the 2020 tax year.

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

Taxation of gains on sale or other disposition

SA introduced a tax on capital gains effective 1 October 2001, which applies to SA residents and only to non-residents if the sale is attributable to a permanent establishment of the non-resident or if it relates to an interest in immovable property in SA. With effect from 1 October 2007, gains realised on the sale of ordinary shares are automatically deemed to be on capital account, and therefore, subject to capital gains tax, if the ordinary shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word “resident” is different for individuals and corporations and is governed by the SA Income Tax Act, 58 of 1962 (the Income Tax Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Income Tax Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in SA. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in SA through a permanent establishment situated therein. In such a case, this gain may be subject to tax in SA, but only so much as is attributable generally to that permanent establishment.

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

Ordinary shares

Excessive dividends (referred to as the amount of any dividend received or accrued within 18 months prior to the disposal of that share or in respect, by reason or in consequence of that disposal, as exceeding 15% of the higher of the market value of that share at the beginning of the 18 months and as at the date of disposal of the share).

Preference shares

Excessive dividends equate to the amount of any dividend received or accrued in respect of that share as exceeding the amount that would have accrued in respect to that share had it been determined with reference to the consideration for which that share was issued by applying an interest rate of 15% per annum for the period in respect of which the dividend was received or accrued.

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

A security is also defined as a depository receipt in a company. Accordingly, STT is payable on the transfer of a depository receipt issued by a company. Generally, the central securities depository that has been accepted as a participant in terms of the Financial Markets Act, 19 of 2012 (that commenced on 3 June 2013) is liable for the payment of the STT, on the basis that the STT is recoverable from the person to whom the security is transferred.

Withholding taxes

A withholding tax on interest at the rate of 15% is currently applicable. This withholding tax is reduced to zero percent in terms of the Treaty to the extent that the interest is derived and beneficially owned by a resident of the other Contracting State (i.e. state/ party to a bilateral double taxation agreement). The administrative compliance obligation must be adhered to prior to the payment of the interest to benefit from the treaty rate.

A withholding tax on royalties at the rate of 15% is currently applicable. This withholding tax is reduced to zero percent in terms of the Treaty to the extent that the royalty is derived and beneficially owned by a resident of the other Contracting State. The administrative compliance obligation must be adhered to prior to the payment of the interest to benefit from the treaty rate.

Reportable arrangements

The legislation dealing with Reportable Arrangements (RA) was promulgated during February 2016 which places a requirement on South African taxpayers to report certain transactions which are perceived by SARS to have characteristics that may lead to undue tax benefits. The reporting of such transactions intends to give SARS advance notice of the arrangements. In this regard, RA would typically include the following:

●	hybrid equity instruments (excluding listed instruments);
●	share buy backs in excess of R10 million and that company issued or is required to issue any shares within 12 months of entering into that arrangement or of the date of any buy-back in terms of that arrangement;
●	contributions/payments to non-resident trusts in excess of R10 million;

●	acquisition of shares in companies with tax losses (or expected tax losses) in excess of R50 million;
●	foreign insurance premiums paid in excess of R5 million;
●	payment to foreign service providers rendering services in SA in excess of R10 million; and
●	transactions entered into by a closure rehabilitation company or trust prior to a final closure plan of the relevant prospecting right, mining right or mining permit that directly or indirectly distributes, authorises the withdrawal or transfer or authorises the use as security exceeding R10 million in any year of assessment.

Excluded from RAs are:

●	transactions listed above where the tax benefit is less than R5 million; and
●	transactions where the financial reporting and tax classification differs and the tax benefit is not the main benefit of the transaction.

Non-compliance to this legislation will trigger significant penalties on a monthly basis.

Transfer pricing and Base Erosion and Profit Shifting Project (BEPS)

Transfer pricing was introduced in South Africa in 1995, and the transfer pricing principles adopted largely follow the Organisation for Economic Co-Operation and Development (the OECD) guidelines on transfer pricing. The main requirement is to ensure that a transaction is concluded at arm’s length and that the transfer pricing between group entities is also at arm’s length (also known as the ‘arm’s length principle’).

The OECD guidelines prescribe methodologies for determining arm’s length pricing which have been adopted by many countries including South Africa for their local transfer pricing regulation.

Where there is a deviation from the arm’s length principle, the price charged between group entities (where one of those entities is a tax resident) which is different from what would have been concluded at an arm’s length basis between unrelated persons and to tax the entity concerned is adjusted to increase the taxable income of the tax resident (also known as a primary adjustment). In addition, the adjusted amount is also deemed to be a dividend (also referred to as a secondary adjustment) that will be subject to dividend withholding tax, as well as the relevant penalties and interest is levied should such an adjustment occur.

Although not a member, South Africa is an observer of the OECD and therefore closely monitors the developments within the OECD. South Africa participated in the BEPS project initiative by the OECD. This influenced certain legislation amendments in the South African Income Tax Act as well as the adoption of three-tiered documentation regulatory obligations such as the country-by-country reporting (CBC), master file and local file. In addition to the OECD-recommended three-tiered documentation for transfer pricing, South Africa has also prescribed additional documentation to be retained by South African taxpayers in support to cross-border transactions entered into by the taxpayer as well as non-South African resident connected party transactions with third parties.

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

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax or the 3.8% Medicare tax on net investment income, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, persons who directly or indirectly hold more than 10% of Sasol’s shares (by vote or value), partnerships or other pass-through entities or arrangements or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

As used herein, the term “US holder” means a beneficial owner of shares or ADSs that is:

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

Taxation of distributions

Distributions (without reduction of South African withholding taxes, if any) made with respect to shares or ADSs (other than certain pro rata distributions of Sasol’s capital stock or rights to subscribe for shares of Sasol’s capital stock) are includible in the gross income of a US holder as foreign source dividend income on the date such distributions are received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs, to the extent paid out of Sasol’s current or accumulated earnings and profits, if any, as determined for US federal income tax purposes (earnings and profits). Any distribution that exceeds Sasol’s earnings and profits will be treated first as a non-taxable return of capital to the extent of the US holder’s tax basis in the shares or ADSs (thereby reducing a US holder’s tax basis in such shares or ADSs) and thereafter as either long-term or short-term capital gain (depending on whether the US holder has held shares or ADSs, as applicable, for more than one year as of the time such distribution is actually or constructively received).

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

Subject to certain limitations (including a minimum holding period requirement), South African dividend withholding taxes (as discussed above under “Item 10.E—Taxation—South African taxation—Taxation of dividends”) will be treated as foreign taxes eligible for credit against a US holder’s US federal income tax liability. For this purpose, dividends distributed by Sasol with respect to shares or ADSs generally will constitute foreign source “passive category income” for most US holders. The use of foreign tax credits is subject to complex conditions and limitations. In lieu of a credit, a US holder may instead elect to deduct any such foreign income taxes paid or accrued in the taxable year, provided that the US holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits or the deductibility of foreign taxes.

Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Certain non-corporate US holders are eligible for preferential rates of US federal income tax in respect of “qualified dividend income”.

Sasol currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes (and Sasol anticipates that such dividends will be reported as qualified dividends on Form 1099 DIV delivered to US holders) if Sasol was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a Passive Foreign Investment Company (PFIC) for US federal income tax purposes. Each individual US holder of shares or ADSs is urged to consult its own tax advisor regarding the availability to such HUS holder of the preferential dividend tax rate in light of its own particular situation including foreign tax credit limitations with respect to any qualified dividend income paid by Sasol, as applicable.

Sale, exchange or other taxable disposition of shares or ADSs

Upon a sale, exchange or other taxable disposition of shares or ADSs, a US holder generally will recognise a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long-term capital gain or loss if the holder’s holding period in the shares or ADSs exceeds one year at the time of disposition if Sasol was not, at any time during the holder’s holding period, a PFIC, as discussed below, for US federal income tax purposes. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, long-term capital gain generally is subject to US federal income tax at preferential rates. Each US holder of shares or ADSs is urged to consult its own tax advisor regarding the potential US tax consequences from the taxable disposition of shares or ADSs, including foreign currency implications arising therefrom and any other South African taxes imposed on a taxable disposition.

Passive foreign investment company considerations

A non-U.S. corporation is a passive foreign investment company in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average of its assets is attributable to assets that produce or are held to produce passive income. Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2021. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

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

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

All reports and other information that we file with the SEC may be obtained, upon written request, from J.P. Morgan, as depositary for our ADSs at its Corporate Trust office, located at 383 Madison Avenue, Floor 11, New York, New York, 10179. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. These reports may also be accessed via the SEC’s website (www.sec.gov). Also, certain reports and other information concerning us will be available for inspection at the offices of the NYSE. In addition, all the statutory records of the company and its subsidiaries may be viewed at the registered address of the company in South Africa.

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

The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which we are exposed are:

●	foreign exchange rates applicable on conversion of foreign currency transactions as well as on conversion of assets and liabilities to rand;
●	commodity prices, mainly crude oil prices; and
●	interest rates on debt and cash deposits.

Refer to “Item 18—Financial Statements—Note 40 Financial risk management and financial instruments” for a qualitative and quantitative discussion of the group’s exposure to these market risks. Specific recognition and measurement principles of the interest rate swap are contained within the same reference. The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations. Liabilities reflect principal payments in each year.

								Fair
Liabilities—notional	2022	2023	2024	2025	2026	Thereafter	Total	value

	(Rand in millions)
Fixed rate (Rand)	—	—	—	—	—	588	588	588
Average interest rate	8,00%	8,00%	8,00%	8,00%	8,00%	8,00%
Variable rate (Rand)	189	2 242	66	66	100	—	2 663	2 655
Average interest rate	5,07%	5,03%	5,24%	5,24%	5,24%	5,24%
Fixed Rate (US$)	56	14 275	21 413	—	—	32 119	67 863	72 258
Average interest rate	5,41%	5,52%	5,60%	5,51%	5,51%	5,51%
Variable rate (US$)	4 382	2 355	18 129	5 710	—	—	30 576	30 843
Average interest rate	2,04%	2,02%	1,97%	1,82%	0,00%	0,00%
Fixed rate (Euro)	246	80	60	40	34	1	461	459
Average interest rate	1,07%	1,55%	1,76%	1,90%	1,82%	0,00%
Fixed rate (Other currencies)	-	-	-	-	-	-	—	—
Average interest rate	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%
Variable rate (Other currencies)	-	-	-	-	-	-	—	—
Average interest rate	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%
Total	4 873	18 952	39 668	5 816	134	32 708	102 151	106 803

							Fair
	2022	2023	2024	2025	2026	Thereafter	value

	(Rand in millions)
Interest rate swap—designated as a hedging instrument (instrument 1)*
Average notional amount	24 619	23 238	21 837	20 347	18 810	17 660	(2 103)
Average receive rate	0,17%	0,45%	1,04%	1,42%	1,65%	1,79%
Average pay rate	2,82%	2,82%	2,82%	2,82%	2,82%	2,82%
Notional at 30 June	24 237	22 900	21 477	19 963	18 419	17 660

Interest rate swap—designated as a hedging instrument (instrument 2)*
Average notional amount	1 278	1 124	972	821	669	332	(5)
Average receive rate	0,44%	1,03%	2,20%	3,12%	3,58%	4,04%
Average pay rate	5,87%	5,87%	5,87%	5,87%	5,87%	5,87%
Notional at 30 June	1 212	1 061	909	758	606	332

							Total
	2022	2023	2024	2025	2026	Thereafter	Maturity

	(Rand in millions)
Foreign Currency Derivatives—held for trading*
US$
Zero-cost collars	1 150	—	—	—	—	—	1 150
Foreign Exchange Contracts	54	—	—	—	—	—	54
Other derivatives	44	47	47	52	52	(4 965)	(4 723)
Euro
Foreign Exchange Contracts	(19)	—	—	—	—	—	(19)
Other derivatives	63	69	69	69	69	691	1 030
Other currencies
Foreign Exchange Contracts	—	—	—	—	—	—	—
Commodity derivatives—held for trading*
Crude oil
Crude oil options	—	—	—	—	—	—	—
Crude oil futures	(20)	—	—	—	—	—	(20)
Crude oil swap options	(1 175)	—	—	—	—	—	(1 175)
Crude oil zero-cost collars	(1 126)	—	—	—	—	—	(1 126)
Other commodity derivatives	(40)	—	—	—	—	—	(40)
Ethane price
Ethane swap options	156	—	—	—	—	—	156

*For more information relating to contract amounts, weighted average strike prices, notional amounts and weighted average pay rate refer to “Item 18—Financial Statements—Note 40 Financial risk management and financial instruments”.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A Debt securities

Not applicable.

12.B Warrants and rights

Not applicable.

12.C Other securities

Not applicable.

12.D American depositary shares

12.D.1 Depositary name and address

J.P. Morgan Chase Bank, N.A.

383 Madison Avenue, Floor 11

New York, New York, 10179

12.D.2 Description of American depositary shares

American depositary shares are evidenced by ADRs that represent the right to receive, and to exercise the beneficial ownership interests in, the number of Sasol ordinary shares specified in the form of ADRs.

Please see Exhibit 2.2 to this annual report on Form 20-F.

12.D.3 Depositary fees and charges

J.P. Morgan was appointed as Sasol Limited’s depositary for Sasol’s ADSs, effective 6 May 2019. Prior to J.P. Morgan’s appointment, the Bank of New York Mellon served as the depositary for Sasol’s ADSs. Sasol’s ADSs, each representing one Sasol ordinary share, are traded on the NYSE under the symbol “SSL”. The ADSs are evidenced by ADRs, issued by J.P Morgan, as depositary.

As from 6 May 2019, the Deposit Agreement between J.P Morgan, Sasol Limited and its registered

ADR holders, ADR holders are required to pay the following fees.

Service	Fees (USD)
Depositing or substituting the underlying shares	Up to US$5,00 per 100 ADS
Receiving or distributing dividend	Up to US$0,05 per ADS
Selling or exercising rights	Up to US$5,00 per 100 ADS
Withdrawing an underlying security	Up to US$5,00 per 100 ADS

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

12.D.4 Depositary payments for 2021

J.P Morgan paid an amount of US$2 341 550 to Sasol on 8 July 2021 in respect of annual contributions.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

The company’s President and Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the group’s disclosure controls and procedures (required by paragraph (b) of 17 CFR 240.13a-15) as of the end of the period covered by this annual report on Form 20-F.

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the company’s disclosure controls and procedures were not effective as of 30 June 2021 due to the existence of a material weakness in internal control over financial reporting as described below in section (b).

Notwithstanding this material weakness, management concluded that the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in accordance with IFRS, as issued by the IASB. Management’s assessment is based upon a number of factors, including, but not limited to:

●	The successful implementation of remediation actions with regards to previously disclosed individual control and project-related control environment deficiencies, with one material weakness closed out as of 30 June 2021; and
●	The corrective action that has been taken with regard to the accuracy of the impairment assessments performed on certain cash generating units related to the South African integrated value chain within one segment of the company for the year ended 30 June 2021. As a result of the corrective action by management, two prior period errors were identified during financial year 2021 in relation to the South African integrated value chain within the Energy and Chemicals Africa segments which resulted in a revision to the consolidated financial statements.

(b) Management’s annual report on internal control over financial reporting

Management of the company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Under Section 404 of the Sarbanes-Oxley Act, management is required to assess the effectiveness of the company’s internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether the company’s internal control over financial reporting is effective.

The company’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and Chief Financial Officer to provide reasonable assurance as to the reliability of the company’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorisations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of 30 June 2021. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework (2013)”.

Material Weaknesses

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on timely basis.

Based on its assessment, management has determined that the company’s internal control over financial reporting still remains ineffective as of 30 June 2021 due to the existence of the material weakness described in (ii) below. The material weakness with respect to the capital cost estimation process implemented in connection with the LCCP, as previously disclosed in our Annual Report on Form 20-F for the year ended 30 June 2019 and described in (i) below has been remediated and closed out. The management review arising from the remediation actions in relation to the material weakness described in (ii) below identified as of 30 June 2020 with respect to the level of precision applied to the impairment assessments performed on the South African integrated value chain cash generating units within one segment of the company, has now been expanded to all the cash generating units within the South African integrated value chain.

(i)	Material Weakness with respect to the capital cost estimation process implemented in connection with the LCCP, which resulted from the aggregation of a series of individual control and project-related control environment deficiencies

As previously disclosed, our management concluded that the material weakness identified above was the result of a number of deficiencies:

●	Competence - Insufficient experience within the LCCP leadership team in executing mega projects;
●	Conduct - Inappropriate conduct and an improper tone at the top of the LCCP, including an excessive focus on maintaining cost and schedule estimates at the expense of providing accurate cost and schedule estimation to oversight bodies (including the Joint Chief Executive Officers) within the company;
●	Segregation of Duties - Insufficient segregation of duties of the LCCP project controls environment from the LCCP project execution environment, which prevented the identification of certain potential errors in cost and schedule estimation;
●	Control Procedures - Inadequate control procedures within the LCCP control environment that allowed erroneous and/or unsupported reporting by the LCCP leadership to go unchallenged without proper escalation of potential red flags;

●	Ethics Process - Inadequate procedures to ensure that internal complaints as to the LCCP were escalated appropriately; and
●	Project-related Control Environment - A culture of excess deference within the control environment that oversaw LCCP that caused certain individuals with control responsibilities and in oversight committees, including but not limited to the Steering Committee created to oversee LCCP, to exhibit insufficient scepticism toward reporting by the LCCP leadership team.

Our management has determined that this now remediated material weakness led to a misstatement in the disclosure of the Company’s capital commitments for the year ended 30 June 2018, which was revised in the Company’s consolidated financial statements for the year ended 30 June 2019.

(ii)	Material Weakness with respect to the level of precision applied to the impairment assessments performed on certain cash generating units related to the South African integrated value chain within one segment of the company, which has now been expanded to all the cash generating units within the South African integrated value chain.

Management concluded that the controls designed and implemented to review the results of impairment assessments performed on the South African integrated value chain cash generating units in one segment of the company did not operate at the required level of precision to prevent or detect a material misstatement. Specifically, these controls did not effectively function at the level of precision required to ensure that the assumptions applied in determining cash flow projections are reasonable in response to changes in the business environment and that the discounting principles applied aligns to group policy. These deficiencies impacted the determination of the recoverable value of these cash generating units for the purpose of impairment assessments. This material weakness resulted in an audit adjustment that was recorded to the company’s consolidated financial statements for the year ended 30 June 2020 related to property, plant and equipment, assets under construction, remeasurement items affecting operating profit (impairment of property, plant and equipment and assets under construction) account balances and disclosures.

One of the remediation actions pertaining to the material weakness that existed at 30 June 2020 required additional review procedures of the South African integrated value chain impairment assessments within one segment of the company to ensure that the controls are functioning effectively within that segment. As a result of this review conducted by management of the calculations during 2021, management detected that a portion of gas feedstock costs was erroneously omitted from the South African integrated value chain impairment assessment since 2015. This led to an overstated valuation of the company’s gas dependent value chains and therefore an incorrect impairment was recognised. Furthrmore, during the current year it was also determined that the Ammonia cash generating unit’s carrying value used in the 2020 impairment assessment was understated as a result of an error in the carrying value calculation resulting in an understatement in the impairment recognised for 2020. In accordance with SAB No 99 'Materiality', the company evaluated the effect of the prior period errors, both quantitatively and qualitatively, and concluded that the corrections did not have a material impact on, nor require amendment of, any of the company’s previously issued or filed financial statements taken as a whole. However, if the adjustments to correct the cumulative errors had been recorded in 2021, the company believes the impact would have been significant to the 2021 annual results and would have impacted comparisons to prior periods. Accordingly, the company revised the 2021 consolidated financial statements comparative results for 2018, 2019 and 2020.

The deficiencies previously identified within one segment of the company has accordingly been expanded to the wider South African integrated value chain impairment assessment process.

Management concluded that the material weakness identified above (although an expansion of the previously identified deficiencies within one segment to the wider South African integrated value chain impairment process) was the result of a number of deficiencies:

●	System design - Inadequate initial design principle applied in the system implementation
●	Process design - Inadequate initial process design which was not documented in sufficient detail
●	Sequence of process – Inefficient impairment process due to the sequential order of completion of the impairment calculations through the South African integrated value chain
●	Manual interventions – Inconsistent and multiple manual interventions across the entire South African integrated value chain impairment process
●	People Capability – Lack of understanding and knowledge of the end-to-end South African integrated value chain impairment assessment principles

If not remediated, this material weakness could result in misstatements of property, plant and equipment, right of use assets, deferred taxation, remeasurement items affecting operating profit (impairment of property, plant and equipment and right of use assets) account balances and disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

(c) Remediation efforts to address material weaknesses

(i)	Remediation Efforts to Address the Material Weakness with respect to the capital cost estimation process implemented in connection with the LCCP, which resulted from the aggregation of a series of individual control and project-related control environment deficiencies.

The company is committed to ensuring a strong internal control environment and to ensuring that a proper, consistent tone is communicated throughout the organisation. To that end, our management, with the oversight from our Audit Committee, has executed our remaining remedial actions per our remediation plan, in order to fully remediate the underlying causes that gave rise to the material weakness.

During 2021, the company has successfully completed the remaining remedial steps to address the tone and cultural aspects of the identified root causes of the material weakness. These include:

●	Rolled out our cultural enhancement programme and assessed our talent management and leadership development processes implementing specific cultural interventions as appropriate;
●	Directed the Operating Model Entities (OMEs) to implement the action plans that have been defined with employees to address areas to improve culture within OME;
●	Rolled out additional training, including as to reporting obligations, to the various employees involved in the LCCP and/or its oversight; and
●	Evaluated and improved, as appropriate, the effectiveness of our functions in the United States with progress reported to oversight committees.

During 2021, we successfully completed the testing necessary to conclude that the controls were operating effectively and have concluded that the material weakness related to the capital cost estimation process has been remediated.

(ii)	Remediation Efforts to Address the Material Weakness with respect to the level of precision applied to the impairment assessments performed on the cash generating units related to the South African integrated value chain.

We have during the prior year evaluated this material weakness and developed plans of remediation to strengthen our internal controls related to the impairment processes and the level of precision applied in the review controls within the Fuels segment.

During financial year 2021, the company has successfully completed the following remedial actions intended to address the underlying causes that gave rise to this material weakness within the Fuels segment:

●	Governance processes around the key assumptions that feed the impairment calculations have been enhanced to ensure completeness and validity of the assumptions.
●	Implemented additional review procedures on the inputs into the impairment model and the outputs therefrom.
●	Additional internal controls have been designed and implemented in terms of the impairment model design, inputs, assumptions and review thereof.
●	The Fuels impairment model has been further developed to ensure the correct modelling of the operations and independent assurance obtained on the design principles applied.
●	Additional review controls over inputs, assumptions and outputs of the model have been put in place

As a result of this review of the South African integrated value chain impairment assessment calculations during 2021, management identified prior period errors as outlined in b (ii) above, causing the material weakness to be expanded to all the cash generating units within the South African integrated value chain. Accordingly, we have since revised the comparative results for 2018, 2019 and 2020 in the 2021 consolidated financial statements.

In addition to the remedial actions already implemented, the remediation efforts summarised below are intended to further address the underlying causes that gave rise to the material weakness.

●	Technology enhancements – An appropriate and standard impairment model which addresses the complexity of the current inputs that are manually captured from multiple sources with associated controls will be designed, tested and implemented to cater to the applicable cash generating unit’s impairment testing and allowing for the use of standard assumptions and methodologies.
●	Process improvements – Create re-designed and detailed documentation of the entire South African integrated value chain impairment process, while reviewing and potentially simplifying the impairment process. Review and re-design the total internal control environment across the South African integrated value chain to support the refined processes.
●	People management – Engage in appropriate capability assessments of resources involved in the impairment process, supported by training programmes, re-prioritisation of activities during the impairment assessment process and clearly defined roles and responsibilities. Implement additional review procedures to enhance the level of precision of the review processes in conjunction with the roll-out of leadership capability assessments and interventions.

We believe our actions will be effective in remediating the above noted material weakness, and we continue to devote significant time and attention to these efforts. As we continue to evaluate and work to improve our internal controls over financial reporting, we may take additional measures to address these control deficiencies or we may modify certain of the remediation measures described above. The material weakness will not be considered remediated until we have completed designing and implementing the longer-term remediation efforts, the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

(d)Attestation report of the registered public accounting firm

The effectiveness of the company’s internal control over financial reporting as of 30 June 2021 was audited by PricewaterhouseCoopers Inc., an independent registered public accounting firm, as stated in its report on page F-1 of this Form 20-F.

(e)Changes in internal control over financial reporting

Except for the remediation procedures implemented by the Company as described above, we determined that there were no changes in the company’s internal control over financial reporting, including due to the effects of COVID-19 and moving towards a remote working environment, during the year ended 30 June 2020, which also extended to the year ending 30 June 2021 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

Item 16.A AUDIT COMMITTEE FINANCIAL EXPERT

Our Nomination and Governance Committee is satisfied that all members of the Audit Committee have the requisite financial expertise to serve as members of the Audit Committee, and our board has determined Ms GMB Kennealy, appointed as the chairman of the Audit Committee with effect from 1 September 2021 upon the retirement of Mr C Beggs on 31 August 2021, to be a financial expert within the meaning of the Sarbanes Oxley Act.

Item 16.B CODE OF ETHICS

In August 2020, Sasol approved an update to its current Code of Conduct. The Code of Conduct adopts a behaviours-based approach which reinforces the importance of linking our day-to-day actions to Sasol’s shared values and our culture. The Code of Conduct is further underpinned by policies and guidance notes to enhance its everyday application. The Code of Conduct applies to all our directors, officers and employees, including the President and Chief Executive Officer, Chief Financial Officer and the Senior Vice President: Financial Control Services.

Any amendment or waiver of the Code of Conduct as it relates to our President and Chief Executive Officer or Chief Financial Officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers are anticipated.

The Code of Conduct is available on our website. The website address is https://www.sasol.com/sustainability/ethics/sasol-code-conduct. This website is not incorporated by reference in this annual report.

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

Item 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2021 and 2020 years.

			Audit‑		All
	Audit		related	Tax	other
	fees		fees (4)	fees (4)	fees (4)	Total

	(Rand in millions)
2021(1)	128	(2)	0,2	7,4	—	136
2020(1)	142	(3)	1	1,2	0,3	144
(1)	In respect of our audit committee approval process, all non-audit and audit fees paid to PricewaterhouseCoopers Inc. have been pre-approved by the audit committee.
(2)	Includes R35 million for the audit of the transaction whereby Sasol sold 50% of its Base Chemicals business at Lake Charles through the creation of the 50/50 owned LIP JV LLC and audit fees of R4 million for the issue of US$1,5 billion bonds in March 2021.
(3)	Included in 2020 is R32 million for the audit of the independent review of the LCCP, commissioned by the board.
(4)	The Audit Committee approved non-audit services of 6% in relation to statutory audit fee.

Audit fees consist of fees billed for the annual audit of the company’s consolidated financial statements, review of the group’s internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and the audit of statutory financial statements of the company’s subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the company’s financial statements that are services that only an external auditor can reasonably provide.

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

In terms of our policy, non-audit services not exceeding R500 000 that fall into the categories set out in the pre-approval policy, do not require pre-approval by the audit committee, but are pre-approved by the Senior Vice President: Financial Controlling and Governance. The audit committee is notified of each such service at its first meeting following the rendering of such service. All non-audit services exceeding R500 000 but not exceeding R2 million are pre-approved by the Chief Financial Officer. The audit committee is notified on a monthly basis of services approved within this threshold. Fees in respect of non-audit services exceeding R2 million require pre-approval by the audit committee, prior to engagement.

The total aggregate amount of non-audit fees in any one financial year must be less than 20% of the total audit fees for Sasol’s annual audit engagement, unless otherwise directed by the audit committee. In addition, services to be provided by the independent accountants that are not within the category of approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount, but subject to the restriction above.

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

No work was performed by persons other than the principal accountant’s employees on the principal accountant’s engagement to audit Sasol Limited’s financial statements for 2021.

Item 16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Total	Maximum
				number of	number of
				shares	shares
	Total	Average	Shares	purchased	that may
	number of	price	cancelled	as part of	yet be
	ordinary	paid	under the share	publicly	purchased
	shares	per	repurchase	announced	under the
Period	repurchased	share	scheme	programmes	programmes
For the year ended 30 June 2021
2020-07-01 to 2021-06-30	—	—	—	—	—
	—		—	—

Item 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G CORPORATE GOVERNANCE

Sasol maintains a primary listing of its ordinary shares and Sasol BEE ordinary shares on the Johannesburg Stock Exchange operated by the JSE and a listing of ADSs on the NYSE. Accordingly, the company is subject to the disclosure, corporate governance and other requirements imposed by applicable South African and US legislation, the JSE, the SEC and the NYSE. We have implemented controls to provide reasonable assurance of our compliance with all relevant requirements in respect of our listings.

We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2021.

Refer to “Integrated Report—Solid governance instilling confidence” as contained in Exhibit 99.7, for further details of our corporate governance practices.

Item 16.H MINE SAFETY DISCLOSURE

Not applicable.

Item 16.I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 17. FINANCIAL STATEMENTS

Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. FINANCIAL STATEMENTS

The following consolidated financial statements, together with the auditors’ report of

PricewaterhouseCoopers Inc. are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2021, 2020 and 2019

Report of the Independent Registered Public Accounting Firm (PwC)	F-1
Consolidated Financial Statements*	F
Supplemental Oil and Gas Information (Unaudited)	G-1

*Refer to “Item 18—Financial Statements” which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sasol Limited and its subsidiaries (the “Company”) as of 30 June 2021, 30 June 2020 and 1 July 2019, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2021, including the related notes listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 30 June 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2021, 30 June 2020 and 1 July 2019, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 30 June 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the level of precision applied to the impairment assessments performed on certain cash generating units related to the South African integrated value chain within one segment of the Company, which has now been expanded to all the cash generating units within the South African integrated value chain.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 30 June 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

Impairment assessment of property, plant and equipment (“PPE”)

As described in Note 20 to the consolidated financial statements, the Company’s consolidated PPE at 30 June 2021 amounted to R198 021 million. Furthermore, as described in Note 10 to the consolidated financial statements, management recognised a net impairment charge of R28 732 million for the year ended 30 June 2021, mainly related to further impairments to cash generating units (“CGUs”) within the South African integrated value chain to the amount of R33 413 and a reversal of impairment of the Ethylene Oxide / Ethylene Glycol CGU within its Sasol North American operations to the amount of R4 934. Management assesses non-financial assets for impairment indicators and indicators for the reversal of impairment at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger CGU to which it belongs. Management judgement is applied in identifying CGUs. The recoverable amount of the assets assessed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Future cash flow assumptions relating to this valuation are estimated based on financial budgets which reflect the long term plans for the Company. The determination of future cash flows include significant management judgement and assumptions, including crude oil prices, gas prices, chemical prices, exchange rates, growth rates and weighted average cost of capital (“WACC”) rates.

The principal considerations for our determination that performing procedures relating to the impairment assessment of PPE is a critical audit matter are (i) significant judgements by management when identifying CGUs, as well as in developing their assessment of the recoverable amount for all CGUs where impairment indicators or indicators for the reversal of impairment were identified; (ii) a high degree of auditor judgement, subjectivity and effort in evaluating management’s identification of CGUs and main assumptions, including crude oil prices, gas prices, chemical prices, exchange rates, growth rates and WACC rates; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s budgeting process and impairment calculations, including controls relating to the main assumptions used in these calculations. These procedures also included, among others, an assessment of the appropriateness of the CGUs identified by management, testing management’s process for determining the recoverable amount of the CGUs where impairment indicators or indicators of impairment reversal were identified, evaluating the appropriateness of the methodology used in the impairment models, testing the completeness, accuracy, and relevance of underlying data used in the impairment models, and evaluating the main assumptions used by management. Evaluating the reasonableness of management’s assumptions involved (i) evaluating key market-related assumptions (including crude oil prices, gas prices, chemical prices, exchange rates, growth rates and WACC rates) used in the models to external market and third party data, (ii) evaluating the impact to long term business plans of assets sold during the year or classified as held for sale, (iii) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, and (iv) performing sensitivity analyses. Professionals with specialised skill and knowledge were used to assist in evaluating the appropriateness of the methodology applied in the impairment models and evaluating the reasonableness of the WACC rates assumption.

/s/ PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa

22 September 2021

We have served as the Company’s auditor since 2013.

SUPPLEMENTAL OIL AND GAS INFORMATION (unaudited)

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 932, “Extractive Industries—Oil and Gas”, and regulations of the SEC, this section provides supplemental oil and gas information separately about our natural oil and gas exploration and production operations, as managed by GSO, which forms part of our Gas segment; and about our coal mining operations and the conversion of coal reserves to synthetic oil, as managed by our Mining segment and Secunda operations.

NATURAL OIL AND GAS

The supplemental information provided below relates to our natural oil and gas operations, which are managed by GSO.

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

	Natural Oil and Gas (Rand in millions)

	Mozambique	Gabon(1)	Canada(2)	Total
Year ended 30 June 2019
Acquisition of proved properties	—	—	—	—
Acquisition of unproved properties	—	—	—	—
Exploration	298,0	104,5	—	402,5
Development	576,9	278,7	141,5	997,1
Total costs incurred	874,9	383,2	141,5	1 399,6
Year ended 30 June 2020
Acquisition of proved properties	—	—	—	—
Acquisition of unproved properties	—	—	—	—
Exploration	289,6	124,6	—	414,2
Development	782,8	440,3	132,4	1 355,5
Total costs incurred	1 072,4	564,9	132,4	1 769,7
Year ended 30 June 2021
Acquisition of proved properties	—	—	—	—
Acquisition of unproved properties	—	—	—	—
Exploration	113,4	45,6	—	159,0
Development	1 956,7	198,0	458,5	2 613,2
Total costs incurred	2 070,1	243,6	458,5	2 772,2
(1)	Costs incurred up to 25 February 2021, which was the effective date of divestment of our interests in the EMP in Gabon.
(2)	Sasol signed an agreement to divest of all our interests in Canada. The transaction closed on 29 July 2021.

TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to natural oil and gas exploration and production activities, and the aggregate amount of the related depreciation and amortisation.

	Mozambique	Gabon(1)	Canada(2)	Total
Year ended 30 June 2019
Proved properties	10 107,4	4 836,8	29 606,0	44 550,2
Producing wells and equipment	9 734,9	4 811,9	29 506,0	44 052,8
Non-producing wells and equipment	372,5	24,9	100,0	497,4
Unproved properties	6 904,1	40,7	—	6 944,8
Capitalised costs	17 011,5	4 877,5	29 606,0	51 495,0
Accumulated depreciation	(4 862,3)	(4 581,2)	(28 594,0)	(38 037,5)
Net book value	12 149,2	296,3	1 012,0	13 457,5
Year ended 30 June 2020
Proved properties	11 388,8	6 596,7	35 650,0	53 635,5
Producing wells and equipment	10 686,5	6 576,0	35 650,0	52 912,5
Non-producing wells and equipment	702,3	20,7	—	723,0
Unproved properties	8 625,6	50,0	—	8 675,6
Capitalised costs	20 014,4	6 646,7	35 650,0	62 311,1
Accumulated depreciation	(5 563,9)	(5 943,2)	(34 225,2)	(45 732,3)
Net book value	14 450,5	703,5	1 424,8	16 578,8
Year ended 30 June 2021
Proved properties	11 215,5	—	33 045,7	44 261,2
Producing wells and equipment	10 292,5	—	33 045,7	43 338,2
Non-producing wells and equipment	923,0	—	—	923,0
Unproved properties	8 469,6	—	—	8 469,6
Capitalised costs	19 685,1	—	33 045,7	52 730,8
Accumulated depreciation and valuation allowances	(8 287,5)	—	(31 816,2)	(40 103,7)
Net book value	11 397,6	—	1 229,5	12 627,1
(1)	Effective date of divestment of our interests in Gabon was 25 Feburary 2021 for the EMP and 4 May 2021 for the DE-8 permit.
(2)	Sasol signed an agreement to divest of all our interests in Canada. The transaction closed on 29 July 2021.

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The results of operations for natural oil and gas producing activities are summarised in the table below.

	Natural Oil and Gas (Rand in millions)

	Mozambique	Gabon(1)	Canada(2)	Australia	Total
Year ended 30 June 2019
Sales to unaffiliated parties	303,0	1 135,1	239,0	—	1 677,1
Transfers to affiliated parties	3 506,9	—	—	—	3 506,9
Total revenues	3 809,9	1 135,1	239,0	—	5 184,0
Production costs	(781,6)	(537,9)	(173,6)	—	(1 493,1)
Foreign currency translation (losses)/gains	(125,6)	54,0	—	(3,6)	(75,2)
Exploration expenses	(406,0)	(303,6)	—	3,1	(706,5)
Valuation provision	—	—	(1 946,9)	2,3	(1 944,6)
Depreciation	(576,6)	(148,5)	(830,7)	—	(1 555,8)
Operating profit/(loss)	1 920,1	199,1	(2 712,2)	1,8	(591,2)
Tax	(663,7)	(246,5)	—	—	(910,2)
Results of operations	1 256,4	(47,4)	(2 712,2)	1,8	(1 501,4)
Year ended 30 June 2020
Sales to unaffiliated parties	303,7	1 024,1	341,2	—	1 669,0
Transfers to affiliated parties	3 534,7	—	—	—	3 534,7
Total revenues	3 838,4	1 024,1	341,2	—	5 203,7
Production costs	(706,8)	(566,9)	(307,0)	—	(1 580,7)
Foreign currency translation (losses)/gains	(1 198,7)	442,2	—	—	(756,5)
Exploration expenses	(420,1)	(313,9)	—	—	(734,0)
Valuation provision	(13,3)	—	0,4	—	(12,9)
Depreciation	(707,5)	(329,3)	(281,5)	—	(1 318,3)
Operating profit/(loss)	792,0	256,2	(246,9)	—	801,3
Tax	(616,8)	(77,0)	—	—	(693,8)
Results of operations	175,2	179,2	(246,9)	—	107,5
Year ended 30 June 2021
Sales to unaffiliated parties	253,9	668,5	405,1	—	1 327,5
Transfers to affiliated parties	2 566,5	—	—	—	2 566,5
Total revenues	2 820,4	668,5	405,1	—	3 894,0
Production costs	(722,8)	(372,9)	(314,9)	—	(1 410,6)
Foreign currency translation gains/(losses)	1 313,2	(334,8)	—	—	978,4
Exploration expenses	(286,6)	(50,5)	—	—	(337,1)
Farm-out gains	—	277,0	—	—	277,0
Valuation provision(3)	(1 947,5)	(47,9)	548,3	—	(1 447,1)
Depreciation	(817,8)	(195,3)	(169,9)	—	(1 183,0)
Operating profit/(loss)	358,9	(55,9)	468,6	—	771,6
Tax	306,6	(107,1)	—	—	199,5
Results of operations	665,5	(163,0)	468,6	—	971,1
(1)	Results are included up to the effective date of divestment from our licenses in Gabon, being 25 February 2021 for the EMP and 4 May 2021 for the DE-8 permit.
(2)	Sasol signed an agreement to divest of all our interests in Canada. The transaction closed on 29 July 2021.
(3)	Valuation provision of R1 947,5 million (US$136,4 million) is mainly as a result of the integrated value chain impairment assessment allocation. Valuation provision of R47,9 million (US$2,9 million) for Gabon relates to an impairment of the DE-8 permit offshore Gabon at 31 December 2020. Valuation provision of R548,3 million (CAD45,3 million) for Canada relates to an impairment reversal of our Canada shale gas assets at 30 June 2021.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas, as at 30 June 2021 and the two previous years, along with volumes produced during the year. The table also presents the changes in the proved reserves and the reasons for the changes, over the last three years.

As at 30 June 2021, the total proved reserve estimate for natural oil and gas is 89,1 million barrels in oil equivalent terms (6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil).

	Crude oil and condensate(2)				Natural gas(2)			Oil equivalent(2)

	Mozambique(1)	Gabon(3)	Canada(4)	Total	Mozambique(1)	Canada(4)	Total	Mozambique(1)	Gabon(3)	Canada(4)	Total

	Millions of barrels				Billions of cubic feet			Equivalent, Millions of barrels
Balance at 30 June 2018	2,9	1,8	0,3	5,0	1 009,7	63,2	1 072,9	171,2	1,8	10,8	183,8
Revisions	(0,3)	1,2	(0,1)	0,8	50,2	(8,7)	41,5	8,1	1,2	(1,5)	7,8
Improved recovery	—	0,2	0,1	0,3	—	3,2	3,2	—	0,2	0,6	0,8
Production	(0,2)	(1,2)	(0,1)	(1,5)	(113,9)	(16,3)	(130,2)	(19,2)	(1,2)	(2,8)	(23,2)
Balance at 30 June 2019	2,4	2,0	0,2	4,6	946,0	41,4	987,4	160,1	2,0	7,1	169,2
Revisions	(1,2)	—	0,4	(0,8)	(33,1)	30,5	(2,6)	(6,7)	—	5,5	(1,2)
Improved recovery	—	1,2	—	1,2	—	—	—	—	1,2	—	1,2
Production	(0,2)	(1,3)	(0,2)	(1,7)	(112,4)	(15,0)	(127,4)	(18,9)	(1,3)	(2,7)	(22,9)
Balance at 30 June 2020	1,0	1,9	0,4	3,3	800,5	56,9	857,4	134,5	1,9	9,9	146,3
Revisions	(0,1)	—	0,4	0,3	(155,8)	31,9	(123,9)	(26,1)	—	5,7	(20,4)
Improved recovery	—	—	—	—	—	—	—	—	—	—	—
Sale in place	—	(1,0)	(0,7)	(1,7)	—	(76,4)	(76,4)	—	(1,0)	(13,4)	(14,4)
Production	(0,2)	(0,9)	(0,1)	(1,2)	(114,5)	(12,4)	(126,9)	(19,3)	(0,9)	(2,2)	(22,4)
Balance at 30 June 2021	0,7	—	—	0,7	530,2	—	530,2	89,1	—	—	89,1
Proved developed reserves
At 30 June 2019	1,9	1,8	0,1	3,8	750,0	38,2	788,2	126,9	1,8	6,5	135,2
At 30 June 2020	1,0	1,9	0,4	3,3	721,6	56,9	778,5	121,3	1,9	9,9	133,1
At 30 June 2021	0,6	—	—	0,6	423,8	—	423,8	71,3	—	—	71,3
Proved undeveloped reserves
At 30 June 2019	0,5	0,2	0,1	0,8	196,0	3,2	199,2	33,2	0,2	0,6	34,0
At 30 June 2020	0,0	—	—	0,0	78,9	—	78,9	13,2	—	—	13,2
At 30 June 2021	0,1	—	—	0,1	106,4	—	106,4	17,8	—	—	17,8
(1)	Natural oil and gas production in Mozambique in 2019, 2020 and 2021 originated from the single operational Pande-Temane PPA field, which comprises more than 15% of our total proved reserves.
(2)	Volumes presented in this table are after deduction of royalty taken in kind.
(3)	Quantities for the EMP asset in Gabon include “tax barrels”. Effective date of divestment of our interests in EMP was 25 Feburary 2021.
(4)	Sasol signed an agreement to divest of all our interests in Canada. The transaction closed on 29 July 2021. Reserves are indicated as zero as at 30 June 2021.

Preparation of reserve estimates

To ensure GSO’s internal estimates of natural oil and gas reserves are appropriate, are accurately disclosed and are compliant with current SEC regulations and FASB requirements, GSO has established and maintains an estimation system comprising guidelines, procedures and standards, which are subject to review by suitably experienced independent external consultants, and a set of internal controls, which are in accordance with the requirements of the Sarbanes-Oxley Act. The internal controls cover, among other matters, the segregation of duties between the asset teams which prepare the reserve estimates and, the corporate reserves team which maintains the system and assures the estimates. The controls also include confirmation that the members of the corporate reserves team are appropriately qualified and experienced and that their compensation arrangements are not materially affected by the reserves.

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

The technical person within GSO who is primarily responsible for overseeing the internal preparation of natural oil and gas reserves estimates is the GSO Manager: Corporate Reserves and Technical Assurance. The incumbent is a Member of the Energy Institute, a Chartered Petroleum Engineer, holds a MA and MSc in Mathematics and has 42 years’ experience in oil and gas exploration and production activities with 33 years’ experience in reserves estimation.

The definitions of categories of natural oil and gas reserves used in this disclosure are consistent with those set forth in the Regulations:

Proved reserves of oil and gas—Those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract hydrocarbons must be approved and must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Additionally, Sasol requires that natural oil and gas reserves will be produced by a “project sanctioned by all internal and external parties”.

Existing economic conditions define prices and costs at which economic producibility is to be determined. The price is the average sales price during the 12-month period prior to the ending date of the period covered by the report, determined as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements. Future price changes are limited to those provided by contractual arrangements in existence at year-end. At the reporting date, product sales prices were determined by existing contracts for the majority of Sasol’s natural oil and gas reserves. Costs comprise development and production expenditure, assessed in real terms, applicable to the reserves class being estimated. Depending upon the status of development proved reserves of oil and gas are subdivided into “Proved Developed Reserves” and “Proved Undeveloped Reserves”.

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

	Natural Oil and Gas (Rand in millions)

	Mozambique	Gabon(1)	Canada(2)	Total
Year ended 30 June 2019
Future cash inflows	32 123,0	2 066,2	1 088,3	35 277,5
Future production costs	(6 462,7)	(1 541,2)	(1 167,3)	(9 171,2)
Future development costs	(5 451,1)	(764,8)	(1 143,0)	(7 358,9)
Future income taxes	(7 612,7)	(132,0)	0,0	(7 744,7)
Undiscounted future net cash flows	12 596,5	(371,8)	(1 222,0)	11 002,7
10% annual discount for timing of estimated cash flows	(3 543,2)	146,4	365,5	(3 031,3)
Standardised measure of discounted future net cash flows	9 053,3	(225,4)	(856,5)	7 971,4
Year ended 30 June 2020
Future cash inflows	28 517,7	1 771,4	1 552,2	31 841,3
Future production costs	(9 054,8)	(1 338,3)	(2 592,2)	(12 985,3)
Future development costs	(6 173,6)	(733,6)	(1 100,0)	(8 007,2)
Future income taxes	(5 675,0)	(112,2)	0,0	(5 787,2)
Undiscounted future net cash flows	7 614,3	(412,7)	(2 140,0)	5 061,6
10% annual discount for timing of estimated cash flows	(889,5)	138,6	1 136,8	385,9
Standardised measure of discounted future net cash flows	6 724,8	(274,1)	(1 003,2)	5 447,5
Year ended 30 June 2021
Future cash inflows	12 314,7	—	—	12 314,7
Future production costs	(4 169,1)	—	—	(4 169,1)
Future development costs	(4 031,5)	—	—	(4 031,5)
Future income taxes	(2 486,5)	—	—	(2 486,5)
Undiscounted future net cash flows	1 627,6	—	—	1 627,6
10% annual discount for timing of estimated cash flows	109,8	—	—	109,8
Standardised measure of discounted future net cash flows	1 737,4	—	—	1 737,4
(1)	Effective date of divestment of our interests in the EMP in Gabon was 25 Feburary 2021.
(2)	Sasol signed an agreement to divest of all our interests in Canada. The transaction closed on 29 July 2021. Future cashflows and costs are therefore indicated as zero.

Our Farrell Creek and Cypress A asset was classified as assets and liabilities in disposal group held for sale at 30 June 2021, and was effectively divested during July 2021.

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

The information provided here does not represent management’s estimate of the expected future cash flows or value of the properties. Estimates of reserves are imprecise and will change over time as new information becomes available. Moreover, probable and possible reserves along with other classes of resources, which may become proved reserves in the future, are excluded from the calculations. The valuation prescribed under FASB ASC Section 932 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of 30 June each year and should not be relied upon as an indication of the company’s future cash flows or value of natural oil and gas reserves.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

The changes in standardised measure of discounted future net cash flows, relating to the Proved Reserves are shown in the table below.

	Natural Oil and Gas (Rand in millions)

	Mozambique	Gabon(1)	Canada(2)	Total
Present value at 30 June 2018	6 877,3	(236,8)	(1 557,4)	5 083,1
Net changes for the year	2 176,0	11,4	700,9	2 888,3
Sales and transfers of oil and gas produced net of production costs	(3 255,8)	(618,3)	(200,2)	(4 074,3)
Development costs incurred	508,6	56,3	1 024,0	1 588,9
Net change due to current reserves estimates from:
(Reduced)/improved recovery	316,2	160,8	62,8	539,8
Revisions	(55,5)	999,5	(14,0)	930,0
Net changes in prices and costs related to future production	4 408,3	(392,4)	458,1	4 474,0
Changes in estimated future development costs	(113,1)	(203,4)	(424,6)	(741,1)
Accretion of discount	1 082,7	(10,2)	(155,7)	916,8
Net change in income tax	(1 021,9)	22,0	—	(999,9)
Net change due to exchange rate	306,5	(2,9)	(49,5)	254,1
Present value at 30 June 2019	9 053,3	(225,4)	(856,5)	7 971,4
Net changes for the year	(2 328,5)	(48,7)	(146,7)	(2 523,9)
Sales and transfers of oil and gas produced net of production costs	(3 700,5)	(570,6)	(45,3)	(4 316,4)
Development costs incurred	692,3	492,6	107,6	1 292,5
Net change due to current reserves estimates from:
Improved recovery	—	910,9	—	910,9
Revisions	(1 771,4)	28,0	521,0	(1 222,4)
Others	—	—	(29,1)	(29,1)
Net changes in prices and costs related to future production	(3 369,9)	(589,7)	(1 058,4)	(5 018,0)
Changes in estimated future development costs	(21,5)	(294,5)	522,5	206,5
Accretion of discount	1 402,5	(11,3)	(92,9)	1 298,3
Net change in income tax	884,5	14,5	—	899,0
Net change due to exchange rate	3 555,5	(28,6)	(72,1)	3 454,8
Present value at 30 June 2020	6 724,8	(274,1)	(1 003,2)	5 447,5
Net changes for the year	(4 987,4)	274,1	1003,2	(3 710,1)
Sales and transfers of oil and gas produced net of production costs	(2 012,2)	(362,9)	(74,9)	(2 450,0)
Development costs incurred	211,5	53,6	(13,6)	251,5
Net change due to current reserves estimates from:
Revisions	(1 936,2)	—	1 018,8	(917,4)
Sale in place(2)	—	583,4	255,5	838,9
Others	—	—	(140,4)	(140,4)
Net changes in prices and costs related to future production	(2 506,8)	—	33,9	(2 472,9)
Changes in estimated future development costs	110,1	—	56,3	166,4
Accretion of discount	1 081,2	—	(103,2)	978,0
Net change in income tax	2 159,2	—	—	2 159,2
Net change due to exchange rate	(2 094,2)	—	(29,2)	(2 123,4)
Present value at 30 June 2021	1 737,4	—	—	1 737,4
(1)	Effective date of divestment of our interests in the EMP in Gabon was 25 February 2021.
(2)	Sasol signed an agreement to divest of all our interests in Canada. The transaction closed on 29 July 2021.

SYNTHETIC OIL

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

The table below provides the costs incurred during the year in synthetic oil property acquisition, exploration and development activities, whether capitalised or charged to income directly.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2021	2020	2019
Acquisition of proved properties	—	6,0	6,4
Acquisition of unproved properties	—	—	15,9
Exploration	77,3	95,6	141,5
Development	1 656,9	2 015,2	2 128,6
Total costs incurred	1 734,2	2 116,8	2 292,5

TABLE 2—CAPITALISED COSTS RELATING TO SYNTHETIC OIL ACTIVITIES

The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to synthetic oil and production activities, and the aggregate amount of the related depreciation and amortisation.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2021	2020		2019
Proved properties	107 786,9	112 446,4		110 172,8
Producing wells and equipment	107 136,9	111 754,1		109 522,8
Non-producing wells and equipment	650,0	692,3		650,0
Unproved properties	61,1	122,0		323,0
Capitalised costs	107 848,0	112 568,4		110 495,8
Accumulated depreciation, amortisation and valuation allowances	(67 677,5)	(47 337,2)	(1)	(35 553,9)
Net book value	40 170,5	65 231,2		74 941,9
(1)	As result of the integrated value chain impairment assessment, management has applied discretion in changing the allocation methodology for impairments. This resulted in the correction of the 2020 accumulated depreciation, amortisation and valuation allowances from R47,3 billion to R45,1 billion in the 2021 financial year, which is immaterial.

TABLE 3—RESULTS OF OPERATIONS FOR SYNTHETIC OIL ACTIVITIES

The results of operations for synthetic oil activities are summarised in the table below.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2021	2020		2019
Sales to unaffiliated parties	—	—		—
Transfers to affiliated parties	41 307,2	39 062,1		48 961,9
Total revenues	41 307,2	39 062,1		48 961,9
Production costs	(27 640,6)	(23 518,3)		(23 886,4)
Foreign currency translation gains/(losses)	2 098,4	(1 618,8)		(135,4)
Exploration expenses	(40,3)	(25,8)		(41,0)
Depreciation, amortisation and valuation provisions	(23 729,3)	(14 835,7)	(1)	(6 804,9)
Operating (loss)/profit	(8 004,6)	(936,5)		18 094,2
Tax	2 294,4	316,2		(2 722,7)
Results of operations	(5 710,2)	(620,3)		15 371,5
(1)	As result of the integrated value chain impairment assessment, management has applied discretion in changing the allocation methodology for impairments. This resulted in the correction of the 2020 accumulated depreciation, amortisation and valuation allowances from R14,8 billion to R12,6 billion in the 2021 financial year, which is immaterial.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

Proved reserves

The table below summarises proved developed and proved undeveloped reserves of synthetic oil as at 30 June, for the last three years. As at 30 June 2021, the total proved reserve estimate for synthetic oil is 1 126,4 million barrels in oil equivalent terms.

	Synthetic oil—South Africa
	(Millions of barrels)
	2021	2020	2019
Opening balance	1 171,6	1 199,9	1 223,2
Revisions	(9,7)	—	(2,9)
Extensions/discoveries	—	8,2	20,8
Production	(35,5)	(36,5)	(41,2)
Balance at 30 June	1 126,4	1 171,6	1 199,9
Proved developed reserves	1 126,4	1 171,6	1 199,9
Proved undeveloped reserves	—	—	—

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Synthetic oil—South Africa
(Rand in millions)
Year ended 30 June	2021	2020	2019
Future cash inflows	913 301,8	929 728,0	1 159 985,9
Future production costs	(625 923,3)	(612 976,2)	(532 035,3)
Future development costs	(201 910,1)	(279 245,2)	(257 706,9)
Future income taxes	(35 537,8)	(24 805,3)	(123 131,9)
Undiscounted future net cash flows	49 930,6	12 701,3	247 111,8
10% annual discount for timing of estimated cash flows	(33 932,3)	(14 173,4)	(161 805,5)
Standardised measure of discounted future net cash flows	15 998,3	(1 472,1)	85 306,3

The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

	Synthetic oil—South Africa
	(Rand in millions)
	2021	2020	2019
Present value—opening balance	(1 472,1)	85 306,3	50 587,1
Net changes for the year	17 470,4	(86 778,4)	34 719,2
Sales and transfers of oil and gas produced net of production costs	(13 666,7)	(15 543,7)	(25 075,3)
Development costs incurred	5 848,1	8 005,5	11 238,6
Net change due to current reserves estimates from:
Improved recovery	—	—	—
Commercial arrangements	—	—	—
Revisions	2 096,8	228,6	112,1
Extensions	—	736,1	2 493,1
Net changes in prices and costs related to future production	(5 925,9)	(162 940,7)	24 614,8
Changes in estimated future development costs	34 264,9	(3 433,3)	(16 204,1)
Accretion of discount	(433,2)	7 745,8	4 670,8
Net change in income tax	(5 560,8)	39 488,5	(11 950,9)
Net change due to exchange rate	847,2	38 934,8	44 820,1
Present value at 30 June	15 998,3	(1 472,1)	85 306,3

Excluded from the future earnings, capital expenditure and carrying values are the impacts of the sale of the 16 air separation units located in Secunda. Finalisation of the transaction with Air Liquide was concluded in June 2021 following the approval from the South African competition authorities.

Further significant changes since the prior year relates to the reduction in future development costs. In 2021, we optimised on the shutdown in Secunda Operations which resulted in a significant reduction in capital expenditure.

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

Discounted future net cash flows are the result of subtracting future development and production costs and future income taxes from the cash inflows. A discount rate of 10 percent a year is applied to reflect the timing of the future net cash flows relating to the reserves. The information provided here does not represent management’s estimate of the expected future cash flows or value of the properties. Estimates of reserves are imprecise and will change over time as new information becomes available. Moreover, probable and possible reserves along with other classes of resources, which may become proved reserves in the future, are excluded from the calculations. The valuation prescribed under FASB ASC Section 932 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of 30 June each year and should not be relied upon as an indication of the companies’ future cash flows or value of synthetic oil reserves.

ITEM 19.  EXHIBITS

1.1	Memorandum of incorporation of Sasol Limited
2.1

The amount of long-term debt securities issued by Sasol Limited and its subsidiaries authorised under any given instrument does not exceed 10% of the total assets of Sasol Limited and its subsidiaries on a consolidated basis. Sasol Limited hereby agrees to furnish to the SEC a copy of any such instrument upon its request.

2.2	Description of American Depositary Shares (incorporated by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F filed on 28 October 2019)
4.1	Long-term Incentive Plan (incorporated by reference to Exhibit 2.2 to the Registrant’s Annual Report on Form 20-F filed on 28 October 2019)
4.2	Trust Deed constituting the Sasol Khanyisa Employee Share Ownership Plan
8.1	List of significant subsidiaries and significant jointly controlled entities
12.1	Certification of Fleetwood Grobler, President and Chief Executive Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Paul Victor, Chief Financial Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of Fleetwood Grobler, President and Chief Executive Officer of Sasol Limited, and Paul Victor, Chief Financial Officer of Sasol Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of independent registered public accounting firm—PwC
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Remuneration Report
99.3	Integrated Report—Performance Overview—Chief Financial Officer’s review
99.4	Integrated Report—Preserving and maximising value creation –Our integrated value chains
99.5	Integrated Report—Delivering our Future Sasol strategy and Delivering our strategy over horizons
99.6	Integrated Report—Operational performance summary
99.7	Integrated Report—Solid governance instilling confidence
99.9.1	Sasol Limited Board Charter
99.9.2	Terms of reference—Audit Committee and Remuneration Committee

H-1

Legend
PPA
Mozambique Licences
African Countries with Exploration/Production Activities
Rest of African Licences
South Africa
Indian Ocean
ER236
Atlantic Ocean
Mozambique
A5-A
Mozambique
PPA (N)
PSA Pande DPA*
PSA Corvo Tafula CAP
PPA (S)
PT5-C
PSA Inhassoro DPA*
PSA Temane DPA*
* DPA - Development Production Area

Canada
United Kingdom
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

SASOL LIMITED

By:/s/ FLEETWOOD GROBLER

Date:	22 September 2021	Fleetwood Grobler
President and Chief Executive Officer