Form 20-F
period 2022-06-30
SASOL LTD
filed 2022-08-31
CIK 314590

As filed with the Securities and Exchange Commission on 31 August 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the year ended 30 June 2022

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited

(Exact name of registrant as Specified in its Charter)

Republic of South Africa

(Jurisdiction of Incorporation or Organisation)

Sasol Place, 50 Katherine Street, Sandton, 2196

South Africa

(Address of Principal Executive Offices)

Hanre Rossouw, Chief Financial Officer, Tel. No. +27 10 344 3060, Email hanre.rossouw@sasol.com

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

635 676 817 Sasol shares comprising –

629 345 470 Sasol ordinary shares of no par value

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

As used in this Form 20-F:

●	“rand” or “R” means the currency of the Republic of South Africa;
●	“US dollars”, “dollars”, “US$” or “$” means the currency of the United States (US);
●	“euro”, “EUR” or “€” means the common currency of the member states of the European Monetary Union;
●	“CAD” means Canadian dollar, the currency of Canada; and
●	“Cents” means a hundredth part of the unit of the money system in a number of different countries

We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2022. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

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

Forward-looking and other statements in this Form 20-F including those in relation to our environmental, social and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Future production profiles in this Form 20-F, and its related exhibits, do not yet reflect the impact of our greenhouse gas reduction strategy as the programme was still in pre-feasibility phase at 30 June 2022. It is expected that the programme will progress past pre-feasibility during 2023 with the related impact of disclosure reflected in this Form 20-F.

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

FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the US Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

●	the impact of the coronavirus (COVID-19) pandemic, and the measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity;
●	the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business, people and operations;
●	rising inflation, supply chain issues volatile commodity costs and other inflationary pressures exacerbated by the conflict between Russia and Ukraine and subsequent sanctions;
●	the capital cost of our projects, including the Production Sharing Agreement (PSA) (including material, engineering and construction cost) and the timing of project milestones;
●	our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends;
●	statements regarding our future results of operations and financial condition and regarding future economic performance including cost-containment, cash-conservation programmes and business optimisation initiatives;
●	statements regarding recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition;
●	statements of our business strategy, business performance outlook, plans, objectives or goals, including those related to products or services;
●	statements regarding future competition, volume growth and changes in market share in the industries and markets for our products;
●	statements regarding our existing or anticipated investments (including the Mozambique exploration and development activities, the GTL joint venture in Qatar, chemical projects and joint arrangements in North America and other investments), acquisitions of new businesses or the disposal of existing businesses, including estimates or projections of internal rates of return (IRR) and future profitability;
●	statements regarding the anticipated proceeds from and the timing of Sasol’s accelerated asset disposal programme;
●	statements regarding our estimated oil, gas and coal reserves;
●	statements regarding the probable future outcome of litigation and regulatory proceedings and the future development in legal and regulatory matters including statements regarding our ability to comply with future laws and regulations;
●	statements regarding future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices;
●	statements regarding the demand, pricing and cyclicality of oil, gas and petrochemical product prices;
●	statements regarding changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability;

●	statements regarding future fluctuations in exchange and interest rates and changes in credit ratings;
●	statements regarding total shareholder return;
●	statements regarding our growth and expansion plans;
●	statements regarding our current or future products and anticipated customer demand for these products;
●	statements regarding acts of war, terrorism or other events that may adversely affect the group’s operations or those of key stakeholders to the group;
●	statements and assumptions relating to macro economics, including in relation to the COVID-19 impact;
●	statements regarding climate change, climate change impacts, and our climate change strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and Greenhouse Gas (GHG) emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel;
●	statements regarding our estimated carbon tax liability;
●	statements regarding cyber security;
●	statements regarding tax litigation and assessments; and
●	statements of assumptions underlying such statements.

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

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in such forward-looking statements. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

●	the impact of the COVID-19 pandemic, and the related response measures, on the company and on the economies in which we operate;
●	the outcome in pending and developing regulatory matters and the effect of changes in regulation and government policy;
●	the political, social and fiscal regime and economic conditions and developments in the world, especially in those countries in which we operate;
●	the outcome of legal proceedings including tax litigation and assessments;
●	our ability to maintain key customer relations in important markets;
●	our ability to improve results despite increased levels of competition;
●	our ability to utilise our oil gas and coal reserves as anticipated;
●	the continuation of substantial growth in significant developing markets;
●	the ability to benefit from our capital investment programme;
●	the accuracy of our assumptions in assessing the economic viability of our large capital projects and growth in significant developing areas of our business;

●	the ability to gain access to sufficient competitively priced gas, coal and other feedstocks and/or other commodities;
●	the impact of increasingly more stringent environmental legislation and regulation on our operations and access to natural resources;
●	the risk of potential liability for our operations under existing or future environmental regulations;
●	our success in continuing technological innovation to address climate change risks;
●	the success of our B-BBEE ownership transactions;
●	our ability to maintain sustainable earnings despite fluctuations in oil, gas and commodity prices, foreign currency exchange rates and interest rates;
●	our ability to maintain sufficient levels of cash at all times;
●	our ability to attract and retain sufficient and adequately skilled employees;
●	the risk of completing major projects like, for instance, our PSA within budget and schedule; and
●	our success at managing the foregoing risks.

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

3.A [Reserved]

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

Summary of Risk Factors

Please carefully consider all of the information discussed in this Report for a more thorough description of these and other risks. The risks described below are organised by risk type and are not listed in order of their priority to us or their impact on us.

Risks related to financial matters

●	We may not be able to refinance, extend or repay our substantial bank market indebtedness on time, which would have a material adverse effect on our financial condition and ability to continue as a going concern;

●	We may not achieve our Sasol 2.0 transformation programme cash conservation targets;
●	Our level of indebtedness may result in an inability to comply with our net debt to earnings before interest, tax, depreciation and amortisation (“EBITDA”) covenant, which in turn, could have a material adverse impact on our financial position and results, credit rating, and/or liquidity;
●	Our access to and cost of funding is affected by our credit rating, which in turn is affected by, among other factors, our key financial metrics and the sovereign credit rating of the Republic of South Africa;
●	Fluctuations in coal, crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial condition; and
●	Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition.

Risk related to Pandemics

●	Our global operations expose us to pandemics, such as the COVID-19 pandemic, that may adversely affect our workforce and impact business continuity, operating results, cash flows and financial condition.

Risks related to our capital investments

●	We may not achieve projected benefits of our acquisitions and/or divestments;
●	Our capital investments/ projects are subject to schedule delays and cost overruns, and we may face material changes in market conditions or other business assumptions which could render our projects unviable or less profitable than planned;
●	Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial condition; and
●	We may not pay dividends or make similar payments to shareholders in the future due to various factors.

Risk related to our sustainability

Our ability to respond effectively to (1) evolving global climate change laws, regulations and policies, including requirements to disclose risks and impacts and requirements to reduce or otherwise address greenhouse gas emissions, and (2) the evolving physical impacts of climate change on our operations, could negatively impact our growth strategies, reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, adversely affect our legal licences to operate and our access to capital and financing.

Risks related to our safety and operations

●	We may face potential costs in connection with accidents or deliberate acts of terror or civil unrest causing property damage, personal injury or environmental contamination, industry and value chain-related operational interruptions.

Risks related to legal, regulatory and governance matters

●	We identified a material weakness in our internal control over financial reporting in 2020, which we are still in the process of remediating. If we are unable to remediate this material weakness, or if we experience additional material weaknesses or other significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price.

●	Actual or alleged non-compliance with regulatory requirements could result in criminal or civil sanctions or could harm our reputation and negatively impact our licence to operate;
●	South African mining legislation changes may have an adverse effect on our mineral rights;
●	South African legislation changes related to petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition;
●	Increasingly stringent safety, health, environmental and chemical regulations, other legislation and their increasing enforcement by regulators and other stakeholders and the consequent adverse effects on public opinion regarding our business may adversely affect our business, operating results, cash flows and financial condition;
●	We are subject to risks associated with litigation and regulatory proceedings; and
●	Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage.

Risk related to geopolitical and stakeholder relationships

●	There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition.

Risks related to the market

●	Cyclicality in petrochemical product prices and demand may adversely affect our business, operating results, cash flows and financial condition;
●	Our coal, synthetic oil, and natural gas reserve estimates may be materially different from quantities and qualities that we eventually recover or ultimately make use of;
●	We may be unable to access, discover, appraise and develop new synthetic oil, and natural gas resources at a rate and price that is adequate to sustain our business and/or enable growth;
●	Increasing competition in relation to products originating from countries with low production and logistical costs may adversely affect our business, operating results, cash flows and financial condition; and
●	We may not be able to exploit technological advances quickly and successfully or competitors may develop superior technologies.

Risk related to information management

●	We have experienced an increase in attempts to breach our information security systems. Any successful attempts which lead to breaches could disrupt critical information technology services, which may adversely impact our operations.

Risk related to our people

●	We may not be successful in attracting, developing and retaining sufficiently or appropriately skilled employees.

Risk related to our American Depositary Shares (ADRs)

●	The exercise of voting rights by holders of American Depositary Receipts (ADRs) is limited in some circumstances;
●	Holders of Sasol’s ordinary shares or ADSs may be subject to dilution as a result of any non-pre-emptive share issuance, and shareholders outside South Africa or ADS holders may not be able to participate in future offerings of securities (including Sasol’s ordinary shares) carried out by or on behalf of Sasol; and

●	Sales of a large amount of Sasol’s ordinary shares and ADSs could adversely affect the prevailing market price of the securities.

Risks related to financial matters

We may not be able to refinance, extend or repay our substantial bank market indebtedness on time, which would have a material adverse effect on our financial condition and ability to continue as a going concern

Our financial results have been prepared assuming that we will continue as a going concern. Currently, we have substantial indebtedness due to the construction of the Lake Charles Chemicals Project (LCCP) in the US. A number of short to medium-term factors, including, among others, the increased risk of a prolonged surge in global inflation and interest rates driven by the geo-political tension in Europe as a result of the conflict between Russia and Ukraine and China’s zero tolerance for any new COVID-19 outbreaks have adversely affected our business and financial condition.

Our net debt to EBITDA ratio at the end of the June 2022 reporting period was 0.84 times as defined by the Revolving Credit and US dollar Term Loan facility covenants.

Our ability to access the bank, public debt or equity capital markets on an efficient basis may be constrained by dislocation in the credit markets or capital and liquidity constraints in the banking, debt or equity markets at the time of issuance. The outbreak of the COVID-19 pandemic and the recent conflict between Russia and Ukraine has further led to disruption and volatility in financial and capital markets. Any prolonged dislocations in financial and capital markets could impact our ability to refinance our debt on commercially reasonable terms, if at all. Should Sasol need to refinance a portion of the bank loans in the debt or equity capital markets before the loans mature and not be able to do so it may negatively impact our liquidity position.

We may not achieve our Sasol 2.0 transformation programme cash conservation targets

In November 2020, Sasol announced the Sasol 2.0 business transformation programme to the market, which builds on the short-term successes of the initial cash conservation efforts through the implementation of sustainable improvements. Sasol 2.0 transformation programme is the programme aimed at stabilising and transforming the Sasol organisation and delivering a sustainably profitable business which is globally competitive. It is the vehicle to drive the change required to reach the ambition of a competitive and sustainable Future Sasol and has very specific targets for cash fixed cost, gross margin, working capital and sustaining and maintaining categories of capital spend. The programme consists of several improvement initiatives, which are identified, matured and executed through following a governed stage-gate process.

The achievement of the Sasol 2.0 transformation programme is a top priority for Sasol, however, there are factors that may impact the delivery negatively. These include negative macro-economic developments or further deterioration of market conditions as well as the impact of operational instability across our operating sites. The actual cash flow improvement achieved may therefore differ significantly from the current targeted amounts. If the anticipated benefits cannot be realised from these efforts or unintended consequences from implementation of the programme are realised, our business, operating results, financial condition, cash flows and ability to execute growth strategy could be adversely affected.

Our level of indebtedness may result in an inability to comply with our net debt to EBITDA covenant, which in turn, could have a material adverse impact on our financial position and results, credit rating, and/or liquidity

We still have a substantial, albeit much reduced, level of indebtedness. Our vulnerability to adverse economic conditions has thus reduced, but prolonged periods of low oil prices and a decline in fuel and chemicals prices could have an adverse impact on our financial position.

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

We are exposed to a number of inherent business risks, including, for example, unplanned production outages, lower margins for our products,

higher-than-anticipated capital requirements for projects under development, as well as other risks described in this section, any of which, or a combination of which, could cause us to breach our debt covenants during a reporting period. This risk is exacerbated by the lasting impact of the COVID-19 pandemic as well as the conflict between Russia and Ukraine with their impact on energy feedstock costs, supply chain disruptions and subsequent inflationary concerns which all could impact Sasol’s turnover and profitability.

Failure to comply with any covenant would enable the lenders to accelerate repayment obligations and lead to cross-defaults with the other facilities. Sasol’s credit facilities have standard provisions whereby certain events relating to other borrowers within the Sasol group could, under certain circumstances, lead to default and/or acceleration of debt repayment under the credit facilities and other borrowings. Should cross-default clauses be triggered, this would likely create liquidity pressures and create a risk for the sustainability of Sasol. In addition, the mere market perception of a potential breach of any financial covenant could have a negative impact on our share price and our ability to refinance indebtedness or the terms on which this could be achieved, which could place pressure on the validity of our going concern assumption.

Our access to and cost of funding is affected by our credit rating, which in turn is affected by, among other factors, our key financial metrics and the sovereign credit rating of the Republic of South Africa, as well as our ability to comply with acceptable environmental emissions targets

While (i) in October 2021, S&P affirmed Sasol’s BB rating and revised the outlook from negative to positive. (ii) in April 2022, Moody’s affirmed Sasol’s rating of Ba2 but changed its outlook from negative to positive Moody’s also affirmed South Africa’s Ba2 rating, changing the outlook from negative to stable and (iii) in May 2022, S&P affirmed South Africa's credit rating at BB- and revised the outlook from stable to positive. Any downgrades to our credit rating, be that due to the deterioration of our metrics or the impact of the sovereign credit rating, will also adversely affect our cost of financing, restrict our ability to grow and may force us to make non-strategic divestments that could impact our long-term sustainability. A substantial portion of cash flows from operations is required to meet the payment of principal and interest on our existing debt, which would limit our ability to use our cash flow for other purposes such as:

●	to fund capital expenditure in our operations;
●	to pay dividends; and
●	to fund future business opportunities.

As discussed in more detail below, our key manufacturing processes in South Africa, especially coal gasification and combustion, result in high greenhouse gas (GHG) emissions. For so long as our carbon emissions and the use of coal as a key feedstock remain, these could limit our ability to source financing in debt capital and/or bank markets or increase our cost of funding. For further information please refer to “—Our strategy to respond to climate change may not be successful in achieving our emission reduction targets and could negatively impact our growth.” Concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, adversely affect our legal licence to operate and our access to capital and financing”

Fluctuations in coal, crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial condition

Market prices for coal, crude oil, natural gas, ethane and chemical and petroleum products fluctuate as they are subject to local and international supply and demand fundamentals and other factors over which we have no control. Worldwide supply conditions and the price levels of crude oil may be significantly influenced by general economic conditions; industry inventory levels; technology advancements; production quotas or other actions that might be imposed by international associations that control the production of a significant proportion of the worldwide supply of crude oil; weather-related damage and disruptions; competing fuel prices and geopolitical risks, including warfare; especially in the Middle East, North Africa and West Africa and now, more recently, as a result of the conflict between Russia and Ukraine.

During 2022, the dated Brent crude oil price averaged US$92,06/bbl and fluctuated between a high of US$137,64/bbl and a low of US$66,17/bbl. This compares to an average dated Brent crude oil price of US$54,20/bbl during 2021, when it fluctuated between a high of US$76.44/bbl and a low of US$36.21/bbl.

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

The South African government controls and/or regulates certain fuel prices. The pump price of petrol is regulated at an absolute level. Furthermore, maximum price regulation applies to the refinery gate price of liquefied petroleum gas (LPG) and the sale of unpacked illuminating paraffin. South African liquid fuels are valued using the “Basic Fuel Price” (BFP) mechanism. BFP is a formula-driven price that considers, among others, the international prices of refined products (petrol, diesel, jet fuel, illuminating paraffin and LPG), the rand/US dollar exchange rate and the logistical cost of transporting liquid fuels to South Africa. The BFP is then used as a component in the regulated prices that are published by the government on a monthly basis. Short and longer-term review of the BFP and the Regulatory Accounting System (RAS) has been discussed by the Ministers of Finance and of Mineral Resources and Energy. To date the calculation of the logistics component has been amended, by removing the allowed 15% premium on observed freight and demurrage rates from the calculation, resulting in a reduction of the BFP value. The value of the reduction fluctuates with changes in freight and demurrage rates and changes in the ZAR/US$ exchange rate. We expect the change to reduce BFP in a range of 3-12 cents per liter. Sasol will participate in deliberations on the review of BFP as and when Government embarks on such actions, however, there is the risk of potential margin impact as a result of such reviews.

Piped gas prices are regulated through the approval of maximum piped gas prices by the National Energy Regulator of South Africa (NERSA) from time to time. NERSA has issued two discussion documents on, (1) the impact of unitary pricing; and (2) the effect of high international prices on the South African gas market with proposals for interim amendments to the Maximum Gas Price Methodology and longer-term review of the Methodology. Sasol Gas is participating in this public consultation process. As a result of NERSA’s review of the Maximum Gas Price Methodology a revised methodology may be adopted by NERSA for the approval of Maximum Gas Prices. Should NERSA adopt a revised Maximum Gas Price Methodology, it could have an adverse effect on our business, operating results, cash flows and financial condition.

Through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. We are also exposed to changes in absolute levels of international petroleum product prices through our synthetic fuel operations.

Prolonged periods of low crude oil, natural gas and chemicals and petroleum prices could also result in projects being delayed or cancelled, while periods of high oil prices support improved performance.

We use derivative financial instruments from time to time to partially protect us against day-to-day and longer-term fluctuations in US dollar prices for oil, export coal and ethane. The oil price affects the profitability of both our energy and chemical products. See “Item 11—Quantitative and qualitative disclosures about market risk”. While the use of these instruments may provide some protection against fluctuations in crude oil prices, it does not protect us against longer- term fluctuations in crude oil prices or differing trends between crude oil and chemicals and petroleum product prices.

It is inherently difficult to forecast fluctuations in prices for crude oil, ethane, natural/piped gas and chemicals and petroleum products. This risk has been exacerbated by the COVID-19 pandemic and its impact on those product markets as well as the disruption caused by the conflict between Russia and Ukraine and the consequent inflationary pressures from energy related feedstock costs and uncertainties around monetary policy normalisation in this high inflationary environment. The macro environment remains highly volatile, with key indicators (such as exchange rate, oil, feedstock cost and inflation) moving with significant increments on a daily basis, in part due to the conflict between Russia and Ukraine, the COVID-19 pandemic, and their respective impacts on supply chains. Fluctuations in any of these or an inability to obtain selected feedstocks and/or process materials may have a material adverse effect on our business, operating results, cash flows and financial condition. Refer “Item 5A—Operating results” for the impact of the crude oil prices on the results of our operations.

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial condition

The rand is the principal functional currency of our operations and we report our financial results in rand. However, a significant portion of our turnover is impacted by the US dollar and the pricing of most petroleum and chemical products is based on global commodity and benchmark prices which are quoted in US dollars.

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

We also generate turnover and incur operating costs in dollars, euros and other currencies.

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

During 2022, the rand/US dollar exchange rate averaged R15,21/US$, fluctuating between a high of R16,31/US$ and a low of R14,16/US$. This compares to an average exchange rate of R15,40 in 2021, when it fluctuated between a high of R17,64 and a low of R13,44. At 30 June 2022 the closing rand/US dollar exchange rate was R16,28/US$ as compared to R14.28/ US$ at 30 June 2021.

The rand exchange rate is affected by various international and South African economic and political factors. Subsequent to 30 June 2022 the rand has weakened against the US dollar closing at 16,84 and against the euro closing at 16,84 on 29 August 2022. In general, a weakening of the rand would have a positive effect on our operating results. Conversely, strengthening of the rand would have an adverse effect on our operating results, cash flows and financial condition. However, given the significance of our foreign currency denominated long-term debt, a weaker closing rand against the US dollar has a negative impact on our gearing. Refer to “Item 5.A—Operating results” for further information regarding the effect of exchange rate fluctuations on our results of operations. We engage in hedging activities which partially protect the balance sheet and our earnings against fluctuations in the rand exchange rate. While the use of these instruments may provide some protection against fluctuations in the rand exchange rate, it does not protect us against a longer-term strong rand/US dollar exchange rate. Refer to “Item 11—Quantitative and qualitative disclosures about market risk”.

Although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of its underlying value, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see “Item 10.D—Exchange controls”.

Risk related to Pandemics

Our global operations expose us to pandemics, such as the COVID-19 pandemic, that may adversely affect our workforce and impact business continuity, operating results, cash flows and financial condition

Sasol’s global workforce, including service providers, suppliers and customers, are exposed to the COVID-19 pandemic which can impact their wellbeing, safety and health with an associated direct or indirect effect on the safety and continuity of our operations. COVID-19 infections among our workforce, service providers, suppliers and customers, and the related impact on prices and demand for our products may continue to have a material adverse effect on Sasol’s business, operating results, cash flows and financial condition.

As the impact of COVID-19 continues to stabilise, the outbreak of any potential future waves of infection or mutations in the strain of the virus may continue to have a negative impact on our business performance in particular where employees are returning to the workplace and/or office environments. We expect that the ultimate magnitude of these disruptions, including the extent of their adverse impact on our financial and operational results, will be determined by the length of time that such disruptions continue, which will, in turn, depend on the duration of the pandemic, the time taken to access and administer vaccines and the impact of governmental regulations that might be imposed in response to it. The most material challenges faced by Sasol are the ability to anticipate or model infection rates, local / regional / global spread patterns, recovery and mortality rates, potential for future recurrent infection waves and the consequent direct and indirect impacts on our business and continuity of our operations.

A key challenge is the impact of the pandemic on the commodity markets, including the demand for our products, which is not under our control. As we cannot predict the spread of the virus and the impact on the economy in the countries in which we operate, COVID-19 may continue to have a negative impact on our business, operating results, cash flows and financial condition.

The pandemic impacted, and continues to impact, all economies in which we operate. The current impact varies among the countries and it is difficult to predict the further development of such impact.

Please refer to “Item 5.A—Operating Results” for the impact of COVID-19 in the financial year ended 30 June 2022

With the easing of COVID-19 restrictions and partial, gradual or full return to work, we may face challenges in dealing with recommended safety protocols such as regular sanitising of our facilities and adequate social distancing.

Risks related to our capital investments

We may not achieve projected benefits of acquisitions or divestments

We may, from time to time and subject to favourable market conditions, pursue acquisitions or divestments. With any such transactions , there is the risk that any benefits or synergies identified at the time of acquisition/divestment may not be fully achieved as a result of changing or inappropriate assumptions, materially different market conditions, integration challenges or other factors. Furthermore, we could be found liable, regardless of extensive due diligence reviews, for past acts or omissions of the acquired /

disposed business without any adequate right of redress.

Our projects / capital investments are subject to schedule delays and cost overruns, and we may face material changes in market conditions or other business assumptions, which could render our projects unviable or less profitable than planned

In Mozambique, the Field Development Plan Amendment (FDP) of the Production Sharing Agreement (PSA) was approved by the Government of Mozambique (GoM) on 29 September 2020. The PSA development will allow for flexible production from the different reservoirs with gas sales to Central Termica de Temane (CTT) (via Electricade de Moçambique, E.P. (EDM) as the buyer of the gas) and Sasol South Africa Limited (SSA), Oil/Condensate sales to the international markets and LPG sales to Empresa Nacional de Hidrocarbonetos (ENH). On 19 February 2021, the Sasol Board of Directors (the Board) approved the Final Investment Decision (FID) with an estimated project cost of US$760 million. The project execution was delinked from CTT financial close and execution commenced in quarter three of calendar 2021. CTT financial close occurred on 8 December 2021. The PSA project’s Initial Gas Production and Integrated Surface Facility schedules are tracking to plan with project cost also within approved commitments.

The development of these and similar projects involves capital-intensive processes carried out over long durations. It requires us to commit significant capital expenditure and allocate considerable management resources in utilising our existing experience and know-how.

Our capital projects were and are subject to the risk of delays and cost overruns inherent in any project, including as a result of:

●	shortages or unforeseen increases in the cost of equipment, labour and raw materials whether as a result of global supply chain disruptions following geo-political tensions or otherwise;
●	unforeseen design and engineering problems, contributing to or causing late additions and/or increases to scope;
●	unforeseen construction problems;
●	unforeseen failure of mechanical parts or equipment;

●	unforeseen technical challenges on start-up causing delays in beneficial operations being achieved;
●	inadequate phasing of activities;
●	unforeseen process safety issues;
●	labour disputes;
●	inadequate workforce planning or productivity of workforce;
●	inadequate change management practices;
●	natural disasters and adverse weather conditions, including excessive winds, higher-than-expected rainfall patterns, tornadoes, cyclones and hurricanes or a pandemic;
●	failure or delay of third-party service providers; and
●	regulatory approvals and compliance obligations, including changes to regulations, such as environmental regulations, and/or identification of changes to project scope necessary to ensure safety, process safety, and environmental compliance.

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

As the PSA capital investment is particularly material to Sasol, any cost overruns, schedule delays, reservoir performance issues, process safety incidents or adverse changes in assumptions affecting the viability of the project could have a material adverse effect on our business, cash flows, financial condition and prospects. This risk is further exacerbated by the COVID-19 pandemic and its potential impact on the project schedule and costs.

Our operating cash flow and credit facilities may be insufficient to meet our capital expenditure and related incremental working capital plans and requirements, depending on the timing and cost of development of our existing projects, including, in particular, PSA and any further projects we may pursue, as well as our operating performance and the consequent utilisation of our credit facilities. As a result, new sources of capital may be needed to meet the funding requirements of these projects and to fund ongoing business activities. Our ability to raise and service significant new sources of capital will be a function of macro-economic conditions, our credit rating, our net debt to EBITDA ratio and other risk metrics, the condition of the financial markets, our share price, future prices for the products we sell, particularly oil and key chemical products, the prospects for our industry, our operational performance and operating cash flow and debt position, among other factors.

In the event of unanticipated operating or financial challenges, any dislocation in financial markets, a deterioration in the price outlook for the products we sell, particularly oil and key chemical products, any downgrade of our credit ratings by rating agencies or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and retire or service outstanding debt and pay dividends, could be constrained. Any of these could have a material adverse effect on our business, operating results, cash flows and financial condition.

Refer “Item 5.A—Operating results” for the impact of our large projects, such as PSA, on the results of our operations.

Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial condition

We have invested in a number of associates and joint arrangements and will consider opportunities for further upstream low carbon projects, gas and downstream investments (including licensing opportunities), where appropriate, as well as opportunities in chemicals. The development of these projects may require investments in associates and joint arrangements, some of which are aimed at facilitating entry into countries and/or sharing risk with third parties. Although the risks are shared, the objectives of our associates and joint arrangement partners; their ability to meet their financial and/or contractual obligations; their behaviour; their compliance with legal and ethical standards; and the increasing complexity of country-specific legislation and regulations may adversely affect our reputation and/or result in disputes and/or litigation. All of these may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives under our stated strategy.

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

Although the specific parameters outlined in the capital allocation framework for reinstatement of dividend has been met as at 30 June 2022, Sasol’s strategic growth deliverables will remain a key focus and the dividend policy will need to be considered in line with our capital allocation framework.

Risk related to our sustainability

Our strategy to respond to climate change including compliance with evolving regulatory requirements to reduce greenhouse gas emissions and to disclose related risks and impacts, may not be successful and could negatively impact our growth and result in claims against our business. In addition, laws, policies and concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, adversely affect our legal licence to operate and our access to capital and financing

Key manufacturing processes in South Africa, especially coal gasification and combustion, result in GHG emissions. Sasol’s ability to develop and implement an appropriate climate change mitigation response is a significant transitional risk for our business, most notably in South Africa. This is heightened by the necessity to appropriately address increasing societal pressures and shift away from carbon-intensive processes and products in a just manner, as well as meeting new and anticipated policy and legislative requirements, including carbon tax, carbon budgets, legislated GHG reduction targets and enhanced disclosure requirements. In addition, Sasol’s committed targets have inherent transitional risks related to technology availability and cost. It is particularly challenging in South Africa, where access to low-carbon energies is limited and related infrastructure is under-developed.

A carbon tax was implemented in South Africa on 1 June 2019. This significantly increased the operational costs of our South African operations in the first phase of its implementation running from 1 June 2019 to 31 December 2025 and is anticipated to increase after 1 January 2025, and to be further integrated with a carbon budget, when the second phase commences. For the first phase up to 2022, several transitional tax-free allowances are provided for in legislation. In July 2021, we paid R611 million after offsets and electricity levies. The tax is applicable to an entity’s scope 1 emissions for each calendar year, which broadly means direct greenhouse gas emissions from an entity's operations. The headline carbon tax was R134 per ton of CO2e (carbon dioxide equivalent) on emissions generated in calendar year 2021 before tax-free allowances, for emissions above the tax-free thresholds, escalating at CPI +2 percentage points each year until 2022. National Treasury proposed in 2022 a significant increase in the carbon base rate to US$20 per ton of CO2e by 2026 and US$30 per ton of CO2e from 2030. This is a significant change compared to the rate of R144 per ton of CO2e (US$9 per ton of CO2e) in calendar year 2022.

The South African government is also developing carbon budgets in parallel. Currently, confirmation on how mandatory carbon budgets will be aligned to the carbon tax regime is being debated and engagement with the regulators is ongoing. Sasol faces uncertainty in respect of the group’s carbon tax liability and/or potential penalties, that may apply for exceeding the allocated carbon budgets for the mandatory phase. The risk of escalating carbon prices and mandatory carbon budgets will be exacerbated should our fiscal instruments lack effective alignment and if out of sync with mitigation being available in this timeframe. Sasol is supportive of carbon pricing and in this instance, the alignment of the carbon budget with the carbon tax offers an efficient and effective mechanism for the South African economy to undertake a just and equitable transition. A mandatory carbon budget will be introduced once the Climate Change Bill is enacted by Parliament which is likely to be in 2023.

Managing climate change amid South Africa’s developmental challenges, civil discontent, economic structure , residual impacts of COVID-19, any potential downgrade of the sovereign credit rating of South Africa, misalignment of the carbon tax design with the carbon budget system, mitigation options and the regulatory uncertainty in the absence of a final promulgated Climate Change Act and the need for a just transition, remains a risk. We actively engage with government and various stakeholders regarding a just transition to enable an approach that appropriately manages and balances the need for economic development, job creation, energy security and greenhouse gas emission reductions.

Sasol’s climate change scenario planning foresees a low-carbon emission world representing changes to energy demand, regulations and commodity consumption patterns. Depending on the extent and speed of these changes, if Sasol does not effectively respond and enable robustness of our business to these possible realities then, parts of our portfolio, or potentially our business model could become unsustainable over time.

Sasol stress tests the potential areas where our business might suffer because of demand patterns, regulatory changes, weather impacts and technology changes related to climate change. Sasol uses a set of scenarios that considers how market conditions, technology, political and other influences interact to produce vastly different future outcomes for mitigating our greenhouse gas emissions reduction roadmaps and adapting to climate change which have steered Sasol towards the emissions targets adopted for 2030 and our 2050 ambition as set out below.

There are risks associated with accuracy, completeness and correctness of various assumptions that are used as inputs, including scenarios developed to test resilience to climate change as set out below. In addition, the estimates of required or available capital and other assumptions underpinning necessary investments to make our business sustainable for the long term could prove to be incorrect and lead to delays, cost overruns or the infeasibility of capital expenditure projects. Should all or some of these assumptions prove to be inaccurate, incomplete or incorrect, our resilience and long-term sustainability may be significantly impacted.

South Africa’s finalised Nationally Determined Contribution, a range of between 420 – 350 Mt CO2e by 2030, was submitted to the United Nations

Framework Convention on Climate Change as part of the country’s obligations under the Paris Agreement for the 26th Conference of the Parties. Nationally Determined Contribution refers to a climate change action plan to cut emissions and adapt to climate change. Sasol’s emission reduction target and roadmaps support the national effort and are in line with South Africa’s fair share contribution to the Paris Agreement. Sasol is targeting a 30% scope 1 and 2 greenhouse gas emission reduction by 2030, off a 2017 baseline. Scope 2 greenhouse gas emissions are defined broadly as emissions attributable to Sasol's use of purchased energy to conduct its operations. We have developed plans to reduce emissions towards our targets through known, available technologies and with additional improvements in technology, efficiencies in our processes and the introduction of lower-carbon feedstocks. We set a 20% emission reduction on scope 3 Category 11: Use of Sold Energy Products by 2030, off a 2019 baseline, and a net zero ambition by 2050 for these emissions. Category 11 accounts for ~80% of Sasol’s total scope 3 emissions. We have an energy efficiency improvement target of 30% by 2030, which supports our overall emission reduction efforts, by 2030 off a 2005 baseline. By 2050, we aspire to achieve net zero emissions.

Our scope 1 and 2 emission reduction targets are supported by roadmaps detailing the methodologies we propose to employ to achieve our targets. We are also developing a scope 3 Category 11 emission-reduction roadmap to support our 2030 target. The primary risks associated with achieving the 2030 and 2050 greenhouse gas reduction targets and ambition are the unavailability and unaffordability of gas as feedstock, the potential prohibitive costs of green hydrogen, electrolysers, the lack of enabling policy and legal frameworks and the ability to access markets in the jurisdictions within which we operate and trade to enable the transition. The imminent Carbon Border Adjustment Mechanism proposed by the European Union, will place an additional burden on imported products from emerging economies like South Africa, where carbon pricing is lower than in the European Union, and where Sasol’s largest emissions emanate from. Meeting the energy efficiency and reduction targets and ambition are dependent on continued stable operations. In this regard, we can provide no assurances that Sasol’s plans to reduce greenhouse gas emissions pursuant to our roadmaps or otherwise will be viable or successful, but we are continually assessing and mitigating the associated risks by tracking and responding to milestones related to technology advancement and regulatory developments and customer preferences.

Further, climate change poses a significant risk for both our South African and global business as it relates to potential physical impacts, including change in weather patterns, water scarcity and extreme weather events, such as cyclones/hurricanes, tornadoes, flooding and sea level rise. In this regard, work continues to be refined into our operational strategies and responses for the identified key priority regions such as the US Gulf Coast, Mozambique, and South African operations (Secunda and Sasolburg). Ongoing monitoring efforts guide our interventions to improve our maintenance, asset integrity processes and response procedures. The COVID-19 pandemic has sharpened our focus on managing these risks as we expect that the effects of changing climate could exacerbate potential future pandemics.

Further, climate change-related laws and regulations may threaten our licence to operate and substantially increase the cost of doing business, including the imposition of higher carbon taxes or similar taxes. The replacement of coal with natural gas, sustainable biomass and green hydrogen as sustainable feedstocks for our operations in Secunda is likely to increase the cost of production and reduce our profitability significantly. Current information indicates that imported liquified natural gas and other gas sources, biomass and green hydrogen are more costly feedstocks than coal for our operations in Secunda. In transitioning to these low greenhouse gas intensity feedstocks, we anticipate an impact on the margin of some of our products. These climate change-related effects could have a material adverse effect particularly on our South African business, operating results, cash flows, financial condition and future growth. Our carbon emissions and the use of coal as a key feedstock could also impact negatively on our potential base of shareholders and our ability to source financing in capital and/or bank markets and/or increase our cost of capital.

Businesses like ours face increasing requirements to disclose to the public the climate change risks and impacts associated with their operations. Examples include significant changes that the US Securities and Exchange Commission has proposed to disclosure by US registered companies, like ours, of these risks and impacts. The European Union is about to adopt similar requirements. Further, environmental and other non-governmental organisations as well as regulators increasingly scrutinise past and current corporate reporting on climate change risks and impacts. We may face regulatory or other claims that we have not sufficiently complied with disclosure requirements or otherwise adequately disclosed climate change risks and impacts.

Our international operations are less carbon-intensive and have been operating for some time in more advanced greenhouse gas regulatory regimes. However, enhanced focus on issues concerning the environment, human rights, environmental justice and climate change is resulting in a more complex regulatory environment, and additional legal risks. In addition, while a significantly lower risk compared to South Africa, global carbon prices are escalating, which poses a risk for our operations in the European Union and potentially in the future in the US.

In addition, our permits and operational licences are subject to public comment and/or input from stakeholders in certain of the jurisdictions in which we operate and there is an emerging trend by activists and stakeholders to use the public comment process to challenge the issuance or renewal of a company’s licences based on climate, health or other impacts associated with the licensed activities. The increased litigation risk for companies exposed to climate change could adversely impact the resilience of Sasol’s operations and our continued licence to operate.

Risks related to our safety and operations

We may face potential costs in connection with accidents or deliberate acts of terror or civil and community unrest causing property damage, personal injury or environmental contamination, industry and value chain-related operational interruptions

Operational interruptions impacting our business or value chains may have a material adverse effect on volumes produced and costs. These impacts could be caused by the failure of critical assets, extreme weather events or natural disasters, lack of required feedstock volumes and quality (specifically coal, natural gas, ethane and ethylene), supply chain disruption (inbound and outbound, including critical input or process materials and reliance on third party infrastructure), utility interruption (including electricity, water, oxygen, steam, hydrogen, nitrogen, and reliance on third party suppliers and infrastructure) or a breach of our social and legal licence to operate (including non-compliance with regulatory requirements, licences or permits).

We operate coal mines, explore for and produce gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of crude oil, chemicals and gas, related raw materials, products and waste materials. These facilities and their respective operations are subject to various risks, such as fires, explosions, hurricanes, releases and loss of containment of hazardous substances, soil and water contamination, flooding, land subsidence, and geological complexity, among others. As a result, we are subject to the risk of, and in the past have experienced, industry-related incidents. Such incidents can be subjected to inspections by relevant authorities, with the associated potential consequences of enforcement action, including directions to temporarily cease and desist operations and/or the imposition of fines and penalties. This may have a material adverse effect on our business.

Our facilities may also be subject to the risk of deliberate acts of terror.

Accidents and acts of terror may result in damage to our facilities and may require the shutdown of the affected facilities, thereby disrupting production and increasing production costs and may in turn disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income. Furthermore, accidents or acts of terror at our operations may cause environmental contamination, personal injuries, health impairment or fatalities which expose Sasol to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution-control technology.

Sasol operates the Pande and Temane gas fields in Mozambique. Gas is produced from a portfolio of wells, and then processed through a Central Processing Facility (CPF). Gas is sold to our operations in Secunda and Sasolburg as well as to external customers in Mozambique and South Africa. The production of gas through wells, pipelines and a processing plant is inherently exposed to the risk of integrity failures (including legacy well obligations and historical issues) which may result in a loss of containment and/or a disruption of gas supply to our own and/or customers’ operations. The risk of any well, pipeline or plant equipment failure is managed through a structured, ongoing maintenance and management programme. Short- and medium-term interruptions are managed by means of existing contractual mechanisms. Were Sasol’s Mozambique gas wells or facilities to experience a catastrophic, simultaneous, long-term outage, particularly if we were then unable to offset such outages through existing contractual gas sales agreement mechanisms, this could have a material adverse effect on our revenue, cash flows and costs. Third party encroachment along the gas pipeline from Mozambique into and across parts of South Africa is actively monitored in order to prevent interference with the pipeline, whether inadvertent or deliberate and which may cause interruptions.

Our operations in the Southern Africa region are further susceptible to business interruptions which could result from community protests and social unrest . These have from time to time resulted in violent incidents which render them difficult to manage. Protests (usually caused by social challenges such as high levels of poverty) creating unrest situations are often pursued as a mechanism to voice socio-economic and political ills faced by local communities in the region. Active involvement and participation of Sasol in broader community and government stakeholders’ initiatives may not be sufficient to address the risk.

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

Risks related to legal, regulatory and governance matters

We identified a material weakness in our internal controls over financial reporting in 2020, which we are still in the process of remediating. If we experience additional material weaknesses or other significant deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. Under “Item 15— Controls and Procedures”, a material weakness in internal control over financial reporting was disclosed for the financial year ended 30 June 2022. The material weakness was identified in 2020 and relates to the level of precision applied to the impairment assessments performed on the South African integrated value chain cash generating units (CGUs) within one segment of the company and was expanded to all CGUs within the South African integrated value chain. This material weakness is still in the process of being remediated.

While significant progress on remedial measures has been undertaken there can be no assurance that our efforts will be successful. We are currently implementing remedial measures therefore the material weakness will not be considered remediated until the completion of the design and implementation of the longer-term remediation efforts and applicable remedial controls operate for a few cycles and management has concluded, through testing, that these controls have been operating effectively. As a result of the material weakness described above, management concluded that our disclosure controls and procedures remained ineffective as of 30 June 2022.

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

If other currently undetected material weaknesses in our internal controls exist, they could result in material misstatements in our financial statements requiring us to restate previously issued financial statements. In addition, material weaknesses, and any resulting restatements, could cause investors to lose confidence in our reported financial information. They could also subject us to regulatory scrutiny and to litigation from shareholders, which could have a material adverse effect on our business. Furthermore, the remediation of any such material weakness could require additional remedial measures including additional personnel, which could be costly and time consuming. The implementation of the remediation actions could further be impacted by the increased demand on employees. This is because there are increased requirements related to the activities from the optimisation of the business, as well as the personnel impact of the strategic reset through Future Sasol. See Exhibit 99.5 “Integrated Report— Strategic direction”.

If we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or to accurately report our financial performance on a timely basis. This, in turn, could cause a decline in our share price and adversely affect our results of operations and financial condition. Failure to comply with the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) could potentially subject us to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

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

Companies need to be particularly vigilant with regard to the risk of bribery, especially when the scale of investments and the corruption perception of the countries where operations take place are considered. We, like other international petrochemical companies, have a geographically diverse portfolio and conduct operations in some countries which have a perceived high prevalence of corruption. Our operations must comply with applicable anti-bribery laws, such as the US Foreign Corrupt Practices Act as well as similar anti-corruption and anti-bribery laws of South Africa and other applicable jurisdictions. Major investments in countries with a high corruption exposure create an elevated risk when dealing with private companies, governments or government-controlled entities. We have an anti-corruption and anti-bribery compliance and training programme in place which is designed to prevent and reduce the likelihood of violations of such laws by our employees and companies associated with us. However, a violation could result in substantial criminal or civil sanctions and could damage our reputation.

Sanctions laws

Our international operations require compliance with applicable trade and economic sanctions, or other restrictions imposed by governments, such as the US and United Kingdom, and organisations, such as the United Nations, the European Union (EU) and its member countries. We closely monitor developments in these sanction programmes and assess the possible impact they could have on our group’s activities. These trade and economic sanctions are not always aligned, and this increases the complexities when a company has operations in various countries. A violation of any of these sanction regimes could lead to a loss of import or export privileges, penalties against or the prosecution of Sasol and our employees, which could have an adverse effect on our reputation, business, operating results, cash flows and financial condition.

We have a sanctions compliance programme and sanctions screening systems in place. We believe that we are in compliance with all applicable sanctions and other trade restrictions and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to frequent amendments or changing interpretations. The sanctions linked to the conflict between Russia and Ukraine had a limited impact on our business activities and , no new deliveries or purchases to and from Russian and Ukrainian based counterparties have taken place since the start of the conflict.

Environmental laws and regulations

In recent years, the environmental legislation in South Africa has resulted in significantly stricter standards. For instance, by 1 April 2020, our existing plants were required to meet the more stringent point source standards for air quality emissions applicable to newly commissioned plants. Meeting some of these requirements requires the retrofitting of some of our existing plants, and accordingly, we obtained postponements until 1 April 2025 from the National Air Quality Officer (NAQO) to implement abatement projects in accordance with our air quality roadmaps. The commitment and intent remain to achieve compliance to the prescribed minimum emissions standards (MES) by 1 April 2025 as reflected in our respective atmospheric emissions licences (AELs) for all point sources, except for sulphur dioxide (SO2) emissions from the boilers at the Secunda Operations’ steam plants. This also holds true for pending postponements relating to point sources (recently included in the Secunda Operations AEL) at facility units within our Secunda Operations. Sasol is on track to enable compliance through the execution of its emission control roadmaps.

The Secunda Operations have been granted postponement from meeting the new plant standard SO2 for its boilers at the steam plants until 31 March 2025, but meeting this compliance timeline remains a challenge considering the time required to implement the possible solutions. Although coal beneficiation has the potential to effectively reduce SO2 emissions to below 1000 mg/Nm3, the recently promulgated standard is neither aligned to Sasol’s sustainability objectives, nor to the long-term vision of decarbonising. As part of Sasol’s lower carbon ambitions and GHG emissions reduction targets, there are synergies that can be realised through integrating reduction initiatives for GHG and boiler SO2. This integrated reduction roadmap involves the turning down of boilers to reduce SO2 emissions with SO2 reduction benefits envisaged to be realised from 2025, as well as to reduce GHGs and other pollutants emitted from the boilers. To enable this transition through the integrated reduction roadmap, Sasol applied to the NAQO to be regulated by a load-based emission limit (the mass and the rate of the pollutant emissions) instead of a concentration limit (the mass of pollutant per cubic meter of air emitted). Through this, Sasol aims to achieve a 30% reduction in SO2 by 2030, which is viewed to be significantly more than what would be achieved under the current concentration limits in the MES. The application (Clause 12A application under the MES ) allows an existing plant to apply to the NAQO to operate under an emission load limit (as opposed to a concentration-based limit) and aims to enable the Secunda Operations to lawfully continue operating its boilers at its steam plants beyond 31 March 2025, pending and following the implementation of the proposed integrated SO2 and GHG reduction roadmap.

We continue to assess available legal mechanisms to leverage in mitigation of any potential non-compliance risks that may arise on 1 April 2025, pending the completion of the air quality roadmaps along adjusted timelines. and the favourable consideration of the abovementioned clause 12A application. We continue to engage with the Department of Forestry, Fisheries and the Environment (DFFE) and the local licensing authorities as necessary. The outcome of these processes and applications cannot be guaranteed and may be successfully challenged by third parties and hence the risk of non-compliance could still materialise. Non-compliance may result in the violation of licence conditions with the associated consequence of administrative and criminal enforcement action, which may include directions to cease operations, fines and penalties as well as criminal prosecution and sanctions. This may have a material adverse impact on our business.

We recognise that existing standards may become stricter over time which may pose a risk to some of our maturing operations in South Africa. This may, in some cases, adversely affect our business, financial condition, results of operations and cash flows.

Some of our South African operations are situated in declared air quality priority areas which are subject to the requirements of the Vaal Triangle Air-shed Priority Area Air Quality Management Plan and the Highveld Priority Area Air Quality Management Plan. Enabling regulations regarding stricter governance of the Highveld Priority Area, in particular to address the implementation and non-adherence to the priority area management plan, is pending. The second generation Vaal Triangle Airshed Priority Area Air Management Plan was gazetted in August 2021. The Highveld Priority Area Air Quality Management Plan is currently under review. Accordingly, further emission reduction commitments may be required from Sasol and are likely to trigger additional costs for air quality improvements in these priority areas.

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

Competition laws/Anti-trust laws and Consumer Protection laws

Non-compliance with competition/anti-trust legislation and/or consumer protection laws could expose the group to administrative penalties, civil claims and damages, including punitive damages by companies and/or consumers who can prove they were harmed by the breach of competition/anti-trust legislation and/or consumer protection laws. Such penalties and damages could be significant and have an adverse impact on Sasol’s business, operating results, cash flows and financial condition. In addition, Sasol’s reputation could be damaged by findings of such contraventions and individuals could be subject to imprisonment or fines in countries where competition/anti-trust/consumer protection law violations are a criminal offence.

It is Sasol’s policy to comply with all laws. Notwithstanding this, and our training and compliance programmes, we could inadvertently contravene competition/anti-trust laws and/or consumer protection laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages. We endeavour to remain compliant with competition/anti-trust legislation as well as consumer protection laws in all the jurisdictions in which we operate to avoid any material adverse impact on our reputation, business, operating results, cash flows and financial condition.

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

South African mining legislation may have an adverse effect on our mineral rights

In December 2019, the Minister of Mineral Resources and Energy separated oil and gas-related matters from those of mineralisation in the draft Upstream Petroleum Resources Development Bill (UPRDB) that was published in the Government Gazette on 24 December 2019. Mineral and mining related matters continue to be dealt with in terms of the Mineral and Petroleum Resource Development Act (MPRDA). However, due to the impact of COVID-19, further consultation processes were delayed. On 13 May 2021, Cabinet approved the introduction of the UPRDB to parliament. The UPRDB was gazetted and published for public comment on 11 June 2021. On 15 December 2021, National Treasury published for industry comment a Discussion Document: What is the Most Appropriate Tax Regime for the Oil and Gas Industry (putting forth proposals on the taxation of upstream oil and gas activities). National Treasury held a public consultation on 13 April 2022 to further discuss the oil and gas tax regime. On 17 May 2022, the Portfolio Committee on Mineral Resources and Energy held a briefing on the UPRDB and subsequently invited the public to submit further comments by 29 July 2022. Sasol has periodically submitted comments on the UPRDB directly to the Department of Mineral Resources and Energy (DMRE) and via the relevant business association, Offshore Petroleum Association of South Africa (OPASA). Once promulgated, the UPRDB currently before parliament will repeal and replace the relevant sections in the MPRDA which currently regulate both oil and gas exploration and production as well as minerals and mining.

The Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (2018 Mining Charter) was published on 27 September 2018 for implementation on that date. The 2018 Mining Charter contains a number of changes compared to the previous Broad-Based Socio-

Economic Empowerment Charter for the Mining and Minerals Industry (the previous Mining Charter) including but not limited to an increase in the Broad- based Black Economic Empowerment (B-BBEE) shareholding requirement from 26% to 30% in respect of new mining right applications. Furthermore, recognition is given to mining right holders who have achieved 26% B-BBEE shareholding and whose shareholders exited prior to commencement of the 2018 Mining Charter. Such recognition is however only applicable for the duration of the right and not for subsequent renewals in which instance a 30% B-BBEE shareholding is required. The 2018 Mining Charter contains more stringent compliance criteria than the previous Mining Charter, especially in respect of applications for new mining rights and the requirements in respect of procurement of mining goods. These may have a material adverse effect on Sasol Mining Proprietary Limited (Sasol Mining). The potential impact on Sasol Mining may be two-fold: higher cost of production and the risk of being in non-compliance with the requirements of the 2018 Mining Charter, which could lead to the suspension or cancellation of Sasol Mining’s mining and/or prospecting rights. If a holder of a prospecting right or mining right in South Africa conducts prospecting or mining operations in contravention of the MPRDA, the converted mining rights can be suspended or cancelled by the Minister of the Mineral Resources and Energy (Minister). The entity, upon receiving a notice of breach from the Minister, has a specific period of time to remedy such breach, failing which the mining right can be suspended or cancelled.

The MPRDA and applicable provisions in the National Environmental Management Act 107 of 1998 and National Water Act 36 of 1998 impose additional responsibilities with respect to environmental management as well as the prevention of environmental pollution, degradation or damage from mining and/or prospecting activities.

The effect on our mining and petroleum rights of possible future amendments to the MPRDA, associated regulations to be promulgated and the 2018 Mining Charter may have a material adverse effect on our business, operating results, cash flows and financial condition. See “Item 4.B—Business overview— Regulation—Empowerment of historically disadvantaged South Africans—The Mining Charter and the Mineral and Petroleum Resources Development Amendment Bill”.

The Mine Health and Safety Amendment Bill was published on 15 June 2022 for public comment. Sasol Mining provided its comments via the Minerals Council South Africa (Minerals Council). The impact of the proposed amendments can only be considered should the whole or any of the proposed amendments be enacted. The proposed amendments however have far-reaching implications and provide inter alia that a mining company can be fined up to 10% of its annual turnover should it be convicted of a non-compliance to the provisions of the Mine Health and Safety Act 26 of 1996 (MHSA).

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

The Petroleum Products Act entitles the Minister to regulate the prices, specifications and stock holding of petroleum products and the status in this regard is as follows:

●	The retail pump prices of petrol, the maximum refinery gate price of LPG and the single maximum national price of illuminating paraffin are regulated. Prices are adjusted monthly according to published working rules and pricing formulae;
●	The DMRE is currently reviewing elements of the BFP mechanism. Revisions to the formula used to calculate the BFP could significantly impact revenue derived from liquid fuel sales in South Africa;
●	Regulations to better align South African liquid fuels specifications with those prevailing in Europe (so-called Clean Fuels II Regulations) were due to become effective on 1 July 2017. As none of the local refineries, including those of Sasol, would have been able to comply with these new specifications, the Minister rescinded and amended the regulations in June 2017. On 30 March 2021, new draft regulations were published for a 60-day public comment period for Clean Fuels II Specifications. The draft regulations indicated an implementation date of five years from the date of promulgation. Compliance with these new fuel specifications will require substantial capital investments at both Natref and Secunda Operations. Sasol approved the required capital to upgrade the Secunda Operations in time for the expected regulation date in 2026. An updated Natref Clean Fuels II solution is under development that would require lower capital; however, no investment decision has been made. Discussions with the South African government are ongoing. On 31 August 2021, the new Clean Fuels II Regulations, replacing the previous regulations were published. The technical specifications are aligned with those previously prescribed, but the promulgated regulations stipulated the required implementation thereof by 1 September 2023. After further engagements between the industry and the DMRE, the Minister, on 24 June 2022, gazetted a new implementation date of 1 July 2027 for Clean Fuels II
●	In terms of the Clean Fuels II Regulations, fuels that do not comply with the prescribed specifications may not be sold or produced for domestic consumption in South Africa. The implementation of the Clean Fuels II solution at Secunda is progressing well and is on track to deliver on-specification product by the end of 2027.
●	On 30 March 2021, new mandatory biofuel blending regulations were published for a 60-day public comment period and on 1 September 2021 the new regulations were promulgated. These regulations oblige licensed manufacturers of fuel to blend between 2% and 10% of bio-ethanol with petrol and a minimum of 5% bio-diesel with diesel in South Africa. This required blending of bio-fuels at the maximum level, may pose challenges to the compliance with the Clean Fuels II specifications. The new regulations are being reviewed in conjunction with the Clean Fuels II Regulations to determine the compliance requirements and the required technical responses to enable such compliance. These Regulations may have an adverse effect on our fuel manufacturing operations at Secunda and Natref.

Regulation of pipeline gas activities in South Africa

The Gas Act 48 of 2001 (Gas Act)

The Gas Act provides NERSA with the authority to issue licences for the construction and operation of gas pipelines and the trading in gas in South Africa. NERSA also has the authority to approve gas transmission tariffs and maximum gas prices that may be charged by gas traders, where there is inadequate competition as contemplated in the South African Competition Act 89 of 1998. The Gas Act further gives NERSA the authority to impose fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Gas Act. Future regulation of maximum gas prices may have a material adverse effect on our business, operating results, cash flow and financial condition.

Pursuant to the 2013 NERSA decisions approving the Sasol Gas (Pty) Ltd (Sasol Gas) maximum gas prices and transmission tariffs, Sasol Gas implemented a standardised pricing mechanism in its supply agreements with customers in compliance with the applicable regulatory and legal framework. In November 2017, NERSA approved further maximum gas prices and transmission tariffs based on the same pricing and tariff mechanisms. After extensive litigation the 2013 NERSA Maximum Price decision and the 2017 Maximum Price decision were overturned in July 2019 and May 2021 respectively.

In its 15 July 2019 decision, the Constitutional Court overturned the 2013 NERSA maximum price decision, ordered NERSA to revise its decision and provided that the new decision by NERSA regarding the maximum gas prices for Sasol Gas will apply retrospectively from 26 March 2014 when the original decisions (now overturned) became effective. The 2017 NERSA price decision was overturned on 3 May 2021 and accordingly, the retrospective application of the new price decision by NERSA includes the period from 1 July 2017 up to 31 August 2021 as well.

After the Constitutional court decision, NERSA adopted a new maximum gas price methodology in 2020. Sasol Gas submitted a new maximum gas price application to NERSA in December 2020 and on 6 July 2021 NERSA published its maximum gas price decision in which it approved maximum gas prices for Sasol Gas for the period from 2014 up to 2021 and also prescribed how the maximum prices are to be determined for 2022 and 2023. The 2022 Gas Price was determined and implemented by Sasol in accordance with the method approved in the 2021 NERSA Maximum Gas Price decision.

Because the new maximum gas prices approved by NERSA for the period of the overturned decision is lower than the actual price charged to a large number of Sasol Gas’s customers, a retrospective liability may have arisen for Sasol Gas if customers instituted claims for compensation based on the differences between the new approved maximum gas prices and actual gas prices historically charged by Sasol Gas. After consultation with NERSA, Sasol Gas is implementing a pro-active approach to its customers in order to resolve the applicable refunds in respect of the retrospective period. As at 30 June 2022, financial provisions previously recognised by Sasol Gas for this retrospective liability have been utilised and customer accounts in credit as at 30 June 2022 and amounts relating to the settlement agreements not yet concluded were recognised in trade payables and accrued expenses.

In December 2021 the Industrial Gas Users Association of Southern Africa (IGUA-SA) launched a legal review application seeking to overturn the 2021 price decision by NERSA, which approved Maximum Gas Prices for Sasol Gas for the period from 2014 – 2021. Both NERSA and Sasol Gas are opposing the application and the parties are currently exchanging pleadings in the matter. The current 2021 NERSA price decision remains in force until such time as it is set aside by a competent court and NERSA makes a new decision. The legal obligations for Sasol Gas also remain unaffected by this application pending the decision of the court.

Due to extraordinary international macro-economic developments, international gas prices have experienced increased volatility and increases during the period for which international benchmark data is used in terms of the 2020 Maximum Gas Price Methodology to determine maximum gas prices. This has led to uncertainty regarding 2023 Maximum Gas Price in terms of the 2021 NERSA Maximum Gas Price decision. Sasol Gas is continuing to engage with NERSA to resolve the issue, pending which the actual gas prices applicable in 2022 will continue to be charged by Sasol Gas. These circumstances may also have a longer term adverse impact on the methodology used by NERSA to determine Maximum Gas Prices.

The outcome of the engagements with NERSA regarding the 2023 gas pricing as well as future implementation of NERSA-approved maximum gas prices could have an adverse effect on our business, operating results, cash flows and financial condition.

The Gas Amendment Bill was gazetted on 13 April 2021. This Bill is currently in the public comment phase and the ultimate effect of the proposed amendments to the Gas Act on our sales and our financial condition cannot be determined at this time.

The outcomes of such decisions and legislations may have an adverse impact on our business, operating results, cash flows and financial condition

Changes in safety, health, environmental and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition

We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in the jurisdictions in which we operate. See “Item 4.B—Business overview— Regulation—Safety, health and environment—Regions in which Sasol operates and their applicable legislation”.

One of our most material challenges is the ability to anticipate and respond to the rapidly changing context and associated stakeholder challenges, in particular relating to environmental legislation in South Africa. Evolving legislation imposing more stringent air quality, climate change, water, waste and chemicals management legal requirements applicable to mature plants, may introduce compliance challenges to our existing plants in South Africa. These laws and regulations and their enforcement are likely to become more stringent over time in all the jurisdictions in which we operate, although these laws in some jurisdictions are already more established and mature than in others. These compliance challenges are further impacted by the fact that, in some instances, legislation does not adequately provide for sufficient and/or flexible transitional arrangements for existing plants to comply with the imposed more stringent requirements. Ensuring that we are compliant with these requirements is a significant factor in our business. We continue with transparent disclosures and engagements with our key stakeholders and exercise remedies available in law in an effort to address these challenges. A failure to comply could have an impact on our licence to operate, as well as result in administrative and criminal enforcement, and could harm our reputation and relationships with stakeholders.

The transition of presidential administrations in the US has created uncertainty for our US operations due to increased scrutiny of environmental and climate change issues (including environmental justice and disclosures of environmental and climate related data) by governmental agencies, investors and communities. Administration changes (both at federal and state level) could lead to revocation and revision of existing environmental and disclosure regulations.

The costs associated with compliance with additional or increased regulation of environmental and climate issues could be significant and could have a material adverse impact on our business, operating results, cash flows and financial condition. For further information on the impact of carbon taxes refer to “Item 3.D—Our strategy to respond to climate change may not be successful in achieving our emission reduction targets and could negatively impact our growth. Concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, adversely affect our legal licence to operate and our access to capital and financing”.

Changes to waste management legislation in South Africa, particularly around landfill prohibitions and extended producer liability, are compelling our South African operations to find alternative solutions to waste management, disposal and management of packaging. The changing regulatory landscape introduces increasingly stringent waste disposal restrictions, extended producer liabilities and punitive fiscal reform measures including potential waste levies. We continue to quantify the potential costs associated with meeting these requirements. We depend on regulatory authorities clarifying the interpretation and applicability of specific requirements to our waste streams, to determine whether there would be compliance challenges associated with technical and feasibility constraints.

Water use licences being issued by the South African Department of Water and Sanitation include increasingly stringent requirements, such as waste water discharge limits, that must be complied with over time. This may not be achievable.

From a Sasol chemicals’ business perspective, our products must be registered in accordance with regulatory requirements for many of the countries in which we operate, and sold in line with permit conditions, among other considerations. In the EU, these include filing of Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) registrations for chemicals we produce in or import into Europe. In other regions, such as US and China or other Asian countries, chemical notifications have to be filed for new chemicals. Many countries are in the process of revising their chemicals regulations based on the EU REACH regulation. South-Korea and Turkey have already implemented EU REACH-like regulations and Sasol has started activities to ensure that the business with customers in Turkey and Korea can continue. The Eurasian region also will implement new chemical regulations soon. All of these changing chemical regulations come with further obligations and requirements with which Sasol will need to comply. Following Brexit, the UK has introduced a separate UK REACH regulation. Sasol has taken all necessary steps to ensure that we can continue to deliver products to customers in the UK. We have started to file new registrations for new business in the UK and are preparing to file UK REACH registrations for other substances.

The EU Green Deal and related delegated acts will result in additional regulatory requirements in the future. Currently, the proposed Delegated Acts pursuant to the Renewable Energy Directive have the potential to limit market access for transitionary products from emerging economies and the Carbon Border Adjustment Mechanism (CBAM) will place a higher cost on products in the EU that do not meet required standards. The revision of the EU REACH regulation will also result in additional requirements and processes. While not all details are clear yet, many polymers will also require registrations in the future. The EU is also planning to implement more hazard categories under the Classification, Labelling and Packaging (CLP) regulation and intends to implement them globally via the Globally Harmonized System of Classification and Labelling of Chemicals (GHS) system. Over the coming months and years details about further measures will become available.

South Africa is aligning its regulatory systems with international commitments on safe chemicals management including the GHS. The Hazardous Chemical Agent Regulations came into effect on 29 March 2021 in South Africa, requiring employer provided workplaces to comply with more stringent occupational exposure limits (OELs) for identified substances within a transition period of eighteen months. Compliance with some OELs will require Sasol’s mature plants to be retrofitted with the necessary abatement equipment that will require significant capital investment and extended lead-time to complete. Sasol is dependent on the outcome of pending application provided for in law to enable these required extended compliance timeframes. Further challenges with compliance related to the required disclosure of product information deemed as confidential business information and the practical execution of the GHS labelling system to our pipelines will also be addressed via an application for exemption as provided for in law. The outcome of these applications cannot be guaranteed.

At Sasol, systems and processes are in place, monitored and improved upon, to ensure our compliance with laws and regulations applicable to Sasol and its obligations up and down the value chain. However, we cannot assure you that we will be in compliance with all laws and regulations at all times. For example, non-compliance with environmental, health or safety laws may occur from system or human errors in monitoring our emissions of hazardous or toxic substances into the environment, such as the use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorised acts of our employees or service providers.

There is growing public opinion and awareness of public health and safety associated with the manufacturing and use of chemicals and industries reliant on fossil fuels. Challenges are also increasingly being raised on these issues. Our manufacturing processes may utilise and result in the emission of or exposure to substances with potential health risks. We also manufacture products which may pose safety, health and environmental risks. We remain committed to apply a duty of care principle and implement measures to eliminate or mitigate associated potential risks, including through our commitment to the Responsible Care® programme and adoption of the GHS over and above legal compliance. However, we may be subject to liabilities as a result of the use or exposure to these materials or emissions. Non-governmental organisations, activists and other stakeholders increasingly use environmental, health and safety permitting processes, including ours, to challenge a company's practices to promote greater environmental sustainability in its operations and value chain. We expect this kind of participation to increase over time, which could impede our ability to obtain new or renewed permits or result in more stringent standards imposed in them. See “Item 4.B—Business overview—Regulation” for more detail.

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

For example, the fast growth of plastics, combined with challenges in effective waste disposal, has resulted in a global problem associated with plastics waste in the environment. The main source of the problem is identified as short-life consumer packaging-type applications, often referred to as single-use plastics. Consumer and regulator sentiment regarding the plastic pollution challenge may pose future responsibilities and business constraints on the wider industry, including Sasol, through bans on certain polymer product applications, production restrictions and reduced demand for polymers where alternatives are perceived to be more acceptable to the markets they serve. The Department of Forestry, Fisheries and the Environment (DFFE) promulgated the Extended Producer Responsibility regulations which may result in additional financial obligations together with various other responsibilities for Sasol.

The Mine Health and Safety Amendment Bill was published on 15 June 2022 for public comment. Sasol Mining provided its comments via the Minerals Council. The impact of the proposed amendments can only be considered should the whole or any of the proposed amendments be enacted. The proposed amendments however have far-reaching implications and provide inter alia that a mining company can be fined up to 10% of its annual turnover should it be convicted of a non-compliance to the provisions of the MHSA.

Any such changes in the above safety, health, environmental and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition.

We are subject to risks associated with litigation and regulatory proceedings

As with most large corporations, we are involved from time to time as a party to various lawsuits, arbitrations, regulatory proceedings, investigations or other disputes. Litigation, arbitration and other such legal proceedings or investigations involve inherent uncertainties and, as a result, we face risks associated with adverse judgments or outcomes in these matters. Even in cases where we may ultimately prevail on the merits of any dispute, we may face significant costs of defending our rights, lose certain rights or benefits during the pendency of any proceeding or suffer reputational damage as a result of our involvement. We are currently engaged in a number of legal and regulatory proceedings and arbitrations in various jurisdictions including the litigation relating to the Sasol Khanyisa B-BBEE transaction described under “Item 3.D—There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition—

(a)	Political and socio-economic issues—ii. Transformation and local content” and the

Sasol Financing International plc (SFI) tax proceedings described under “Item 3.D —There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

(b)	Legal and regulatory—ii. Tax laws and regulations”, as well as described under “Item 4.B—Business overview—Legal proceedings and other contingencies”.

We could also face potential litigation or governmental investigations or regulatory proceedings in connection with the material weakness we identified in 2020 in our internal controls over financial reporting - see “Item 3.D—We identified a material weakness in our internal control over financial reporting in 2021, which we are still in the process of remediating. If we are unable to remediate this material weakness, or if we experience additional material weaknesses or other deficiencies in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately and timely report our financial results, which could cause shareholders to lose confidence in our financial and other public reporting, and adversely affect our share price”.

On 5 February 2020, a securities class action complaint was filed on behalf of US ADR owner Chad Lindsey Moshell and other US ADR holders who purchased Sasol securities from 10 March 2015 to 13 January 2020. It was filed in the United States District Court, Southern District of New York against Sasol Limited and five of its current and former executive directors. The complaint alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Sasol and plaintiffs agreed to a mediation in this matter which was conducted on 16th and 17th February 2022. The parties were able to reach a tentative settlement which was approved by the court on 18 August 2022, bringing the matter to a close. Sasol anticipates that expenses in excess of applicable deductibles will be covered by insurance.

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

Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage

Our various products and processes, including most notably our specialty chemical and energy products and processes, have unique characteristics and chemical structures and, as a result, are subject to confidentiality and/or patent protection, the extent of which varies from country to country. Rapid changes in our technology commercialisation strategy may result in a misalignment between those countries where we apply for our intellectual property protection filing strategy and the countries in which we operate. The disclosure of our confidential information and/or the expiry of a patent may result in increased competition in the market in relation to the relevant products and processes, although the continuous supplementation of our patent portfolio reduces such risk to an extent. In addition, aggressive patenting by our competitors, particularly in countries like the US, China, Japan and Europe may result in an increased patent infringement risk and may constrain our ability to operate in our preferred markets.

A significant percentage of our products can be regarded as commodity chemicals, some of which have unique characteristics and chemical structure which make the products more suitable for different applications than typical commodity products. These products are normally utilised by ourselves or our customers as feedstock to manufacture specialty chemicals or application-type products. We have noticed a worldwide trend of increased filing of patents relating to the composition of product formulations and the applications thereof. These patents may create pressure on both Sasol and those of our customers who market these product formulations which may adversely affect our sales to these customers. These patents may also increase our risk of exposure to claims arising from limited indemnities provided to our customers of these products in case there is a patent infringement which may impact the use of the product on our customers’ side. Patent-related pressures may adversely affect our business, market reputation, operating results, cash flows and financial condition.

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

Risk related to geopolitical and stakeholder relationships

There are country-specific risks relating to the countries in which we operate that could adversely affect our business, operating results, cash flows and financial condition

Several of our subsidiaries, joint arrangements and associates operate in countries and regions that are subject to significantly differing political, social, economic and market conditions. See “Item 4.B— Business overview” for a description of the extent of our activities in the main countries and regions in which we operate.

Although we are a South African-domiciled company and the majority of our operations are located in South Africa, we also have significant energy businesses in other African countries, chemical businesses in Europe, the US, the Middle East and Asia, a joint venture gas to liquid facility in Qatar and joint operations in the US.

In 2020, Sasol concluded divestments in South Africa and Nigeria. In 2021, Sasol concluded divestments in the USA, Germany, Mozambique, South Africa and Gabon. In 2022, Sasol concluded divestments in Germany, Canada, South Africa and Mozambique.

Economic and political instability in regions outside of the jurisdictions in which we operate and other geopolitical events such as the conflict between Russia and Ukraine may result in unavoidable uncertainties that could negatively affect costs of business, cause volatility in currency exchange rates, commodity prices, interest rates and worldwide political, regulatory, economic or market conditions and cause instability in political institutions, regulatory agencies and financial markets, any of which could have a material adverse effect on our business, operating results and financial condition. We are actively monitoring the impact of such geopolitical events and consequent impact to our business.

For further discussion related to our country-specific risk that could adversely affect our business, operating results, cash flows and financial condition refer to the following sections:

●	“Item 4.B—Business overview—Regulation—Empowerment of historically disadvantaged South Africans”;
●	“Item 4.B—Business overview—Legal proceedings and other contingencies”;
●	“Item 4.B—Business overview—Regulation—Safety, health and environment”;
●	“Item 5.B—Liquidity and capital resources”; and
●	“Item 10.D—Exchange controls”.

Particular aspects of country-specific risks that may have a material adverse impact on our business, operating results, cash flows and financial condition include:

(a)	Political and socio-economic issues
i.Political, social and economic uncertainty

We have invested or are in the process of investing in and/or divesting from, significant operations in Southern African, European, North American, Asian and Middle Eastern countries that have in the past, to a greater or lesser extent, experienced political, social and economic uncertainty. In addition to lingering negative COVID-19- related economic impacts and spill-over effects from the conflict between Russia and Ukraine, South Africa faces ongoing challenges in improving the country’s growth potential, socio-economic inequalities, weak public finances, corruption and addressing weaknesses at state-owned enterprises and other institutions. In addition, South Africa continues to face actual events and potential future risks related to civil and social unrest. In 2021, the country experienced such events which significantly impacted the economy, business as a whole and Sasol specifically across various fronts. These included security threats to operations and people, continuity risks in operations and business, reductions in market demand for products, and interruptions in supply chains. These factors remain a risk to South Africa’s sovereign credit rating outlook and future socio-economic stability.

In Mozambique, COVID-19-related uncertainties, effects linked to the conflict between Russia and Ukraine high levels of public sector debt, political conflict, severe insurgency risks, lack of essential services, the need for ongoing strengthening of institutions, insufficient fiscal sustainability and extreme weather events are expected to remain significant risks to the country’s economic and operational outlook for the foreseeable future. At a global level, COVID-19 strains and infection waves, vaccine availability, efficacy and hesitancy, strict lockdowns in China, and the spill-over effects of the conflict between Russia and Ukraine lead to unusually high levels of uncertainty. These pose significant downside risks to the global economy and geopolitical tensions, financial vulnerabilities, abrupt shifts in financial conditions and their impact on the socio-economic outlook can also influence the countries in which we operate, including their policy developments.

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

ii.Transformation and local content

In all countries, our operations are required to comply with local procurement, employment equity, equity participation, skills development, corporate social responsibility and other regulations that are designed to address country-specific social and economic transformation and local content issues. Should we not meet or are perceived to not be meeting country-specific transformation or local content requirements or regulations, our ability to sustainably deliver on our business objectives may be impacted. This includes not securing business due to lower than required contributor levels as per B-BBEE scorecard.

In Mozambique, we have agreed Local Content Plans (LCPs) with the Government of Mozambique (GoM) for our sustainable operations and for our projects. Not delivering on the agreed key performance indicators of the LCPs may impact our operating licences and ability to sustainably deliver on our business objectives in Mozambique.

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

The 2018 Mining Charter was published for implementation on 27 September 2018. On 19 December 2018 certain amendments, as well as the Mining Charter Guidelines, were published in the Government Gazette which provided that existing mining right holders must implement the 2018 Mining Charter from 1 March 2019. Although the 2018 Mining Charter is an improvement on the 2017 draft, on 29 March 2019 the Minerals Council commenced with a judicial review of certain aspects, which includes the ownership and procurement elements, of the 2018 Mining Charter. The review application was heard by a full bench of the High Court from 3 May to 6 May 2021. On 21 September 2021, the High Court ruled in favour of the Minerals Council. The provisions challenged by the Mineral Council were set aside and the ruling confirmed that section 100(2) of the MPRDA does not empower the Minister to make law and that the 2018 Mining Charter is an instrument of policy and not subordinate legislation. Current indications are that the ruling will not be appealed. The Minister may however prepare and pass an Amendment Bill through Parliament to address the aspects of the Charter that were set aside or mining rights can be issued or renewed in future on conditions similar to those that were set aside pursuant to the review application.

For more information refer to “Item 3.D— South African mining legislation may have an adverse effect on our mineral rights”.

On 27 March 2020, the Minister published amendments to the Mineral and Petroleum Resources Development Regulations (Amendment Regulations) to "...develop a broad-based socioeconomic empowerment Charter that will set the framework for targets and timetable for effecting the entry into and active participation of historically disadvantaged South Africans into the mining industry…" The Amendment Regulations may have a negative impact on our business in terms of uncertainty regarding the interpretation and higher cost for the business.

In Mozambique, there is still no specific law for local content. However, legal frameworks support the Government in monitoring the implementation of local content plans submitted by international oil companies. The Mozambique National Constitution states that the exploration of natural resources must protect the interest and promote the effective involvement of the national business community (articles 102 and 107). Therefore, the legislation of the petroleum sector (Law 21/2014 of 18 August 2014) imposes some obligations for local content. Local content rules in the oil and gas sector are further complemented by the Mega-Projects Law (15/2011 of 10 August 2011) regarding the national participation in the Concessionaire's shareholder structure. The lack of a specific and detailed local content law constitutes a risk for the operators as there is no common understanding of certain local law content defined terms, which may lead to a misrepresentation of the Sasol Local Content Plan.

In addition, to the existing laws, the Government has been developing initiatives to promote local content (Single Local Content Programme). It is crucial to have an alignment between the Single Local Content Programme and the initiatives being implemented by Sasol.

Another key risk is linked to local businesses' expectations management. Most of the beneficiaries of Sasol's supplier development initiatives and many other local small, medium and micro enterprises expect to be involved with Sasol in relation to the procurement of goods and services. Therefore, it is vital to create effective communication channels, as well as simplified legal instruments, to ensure the protection of Sasol's interests, as these local entrepreneurs have a strong influence over local communities.

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

Since our September 2017 announcement of plans to unwind the Sasol Inzalo B-BBEE transaction and introduce the Sasol Khanyisa B-BBEE transaction, we placed specific management focus on engaging with trade unions on issues pertaining to employee share ownership levels. Two of the five trade unions represented at Sasol,, Solidarity and the Chemical, Energy, Paper, Printing, Wood and Allied Workers’ Union (CEPPWAWU), declared disputes relating individually to Sasol Khanyisa and the unwind of Sasol Inzalo which, if not resolved, might result in industrial action, which could adversely affect our operations and could give rise to costs which would impact earnings. In the case of the Solidarity trade union, the Sasol Khanyisa dispute is similar to disputes the trade union has with three other large employers in South Africa. The President of the Labour Court requested the various employers to prepare a stated case in order to allow the Labour Court to give guidance in this regard. Despite best endeavours to do so, the parties abandoned this attempt and to date the matter which Solidarity has against Sasol has not been pursued. Solidarity has not succeeded in getting the three other large employers to participate in the stated case compilation, the consolidated matter was not submitted to the Labour Court and since October 2020 it has made no further advances to progress with the matter. The Labour Court recently issued a directive to prepare a pre-trial minute to be filed with the registrar as an alternative to appearing before a judge of the Labour Court on 10 August 2022. The parties filed the pre-trial minute and are awaiting the allocation of the trial date. It is, therefore, not a Sasol-only matter in South Africa and also affects other large companies. The Sasol Inzalo dispute lodged by the CEPPWAWU trade union has lost its momentum and been left dormant by the trade union, and it is no longer regarded as a major threat to Sasol.

On 6 May 2019, Sasol received a statement of claim filed by the trade union Solidarity with the Labour Court in Johannesburg, alleging that the Sasol Khanyisa Employee Share Option Plan (ESOP) element of the Sasol Khanyisa transaction is discriminatory as it does not include White employees in South Africa and employees working for Sasol outside South Africa.

Sasol Mining applied to the DMRE for the recognition of the Sasol Khanyisa ESOP to meet the ownership requirements contained in the 2018 Mining Charter. The DMRE declined the request due to the ongoing litigation as the outcome could possibly have an impact on the number of employees participating in the scheme and the consequent ownership percentage.

Consequently, Sasol Mining is unable to fully comply with the 2018 Mining Charter ownership requirements related to new mining right or mining right renewal applications. At this stage, all applications submitted prior to the 2018 Mining Charter becoming effective are being processed based on Sasol Mining’s historic ownership level. Furthermore, the South African Broad-Based Black Economic Empowerment Commissioner may not recognise that the vendor financing mechanism allows us to be allocated points on Enterprise Supplier Development as per B-BEE scorecard.

However, we expect that the long-term benefits of Sasol Khanyisa to the company and South Africa should outweigh any possible adverse effects, such as dilution to existing shareholders, but we cannot assure you that future implications of compliance with these requirements or with any newly imposed conditions will not have a material adverse effect on our shareholders or business, operating results, cash flows and financial condition. For instance, any rights issue, depending on the uptake ‘appetite’ could possibly dilute the Khanyisa shareholding and may result in Sasol not complying with the South African Broad-based Black Economic Empowerment Act, 53 of 2003. See “Item 4.B—Empowerment of historically disadvantaged South Africans”.

Value creation, if any, to the majority of the Khanyisa shareholders at the conclusion of the transaction is exposed to the inherent business risks of SSA during the empowerment period. The value created is determined with reference to the extent the fair value of SSA and any dividends declared by SSA exceed any outstanding vendor financing related to these Khanyisa shareholders at the end of the transaction period. Any adverse impact on dividend distributions to the Khanyisa shareholders or on the valuation of the SSA business on conclusion of the transaction will reduce the ultimate value created.

iii.Disruptive industrial action

The South African labour market remains volatile and can be characterised by major industrial actions in key sectors of the economy, especially during the season of wage negotiations. However, the Sasol employee relations landscape remains relatively stable amidst the global economic turmoil giving rise to high inflation on basic commodities and the overall cost of living.

The majority of our non-managerial employees worldwide belong to trade unions or works councils in Germany and Italy. These employees comprise mainly of general workers, artisans and technical operators.

In South Africa, 2023 wage negotiations in respect of the Industrial Chemicals and Petroleum sectors under the auspices of the National Bargaining Council for the chemical industry have ended in two year agreements of inflation linked increases.

In Sasol Mining, the wage negotiation process is at its final stages whilst in Mozambique the process remains underway. Our contingency plans are in place to safeguard business continuity

In Sasol Chemicals America, the Lake Charles East Plant’s (represented by the United Steel Workers Local 13-555) wages follow increases set forth in the National Oil Bargaining Policy . The increase in demand for skilled workers, especially along the Gulf Coast, could potentially impact employee turnover as the industrial market is highly competitive. The current

Lake Charles East Plant Collective Bargaining Agreement will remain in effect until 7:00am on 16 October 2023.

In Sasol Chemicals America, the Oil City Plant (represented by the United Steel Workers Local 455), located in Oil City, Philadelphia, wages were previously negotiated. The current Oil City Plant Collective Bargaining Agreement terms were effective 1 April 2019 and will remain in effect through 1 April 2024. In February of 2022, Sasol announced the closure of this facility. Throughout the risk of distractions due to uncertainties and change since the announcement, employees have maintained safety and production as priority.

In Sasol Chemicals Germany, the Wage Tariff Agreement term ended 31 March 2022 and due to the volatile inflation, a lump-sum payment was agreed. The negotiations for the increase of salaries will resume in fall of calendar 2022.

(b)	Fiscal and monetary policies

Macro-economic factors, such as inflation and interest rates, could affect our ability to contain costs and/or ensure cost-effective debt financing in the countries in which we operate.

Our sustainability and competitiveness are influenced by our ability to optimise our cost base. As we are unable to control the price at which our products are sold, an increase in inflation in countries in which we operate may result in significantly higher future operational costs.

South African consumer price inflation averaged 5,7% in 2022 compared to 3,5% in 2021. Similarly, inflation in the US rose to 7,2% in 2022 from 2,3% in the preceding year. In the Eurozone, inflation accelerated to 5,4% from 0,6% over the same period. Surging inflation was mainly due to significant increases in food and energy prices, supply chain bottlenecks, and a slow rebalancing of spending towards the services sector. With inflation well above central banks’ inflation targets in several countries and fears of a potential de-anchoring of inflation expectations, central banks have already embarked on what appears to be an aggressive monetary policy normalization path. For example, the South African Reserve Bank hiked the policy interest rate to 5,50% by July 2022 from 3,50% in July 2021.

South Africa’s economic outlook remains challenging. An uncertain and weakening global growth environment, constrained government finances, low levels of real per capita gross domestic product, civil discontent, electricity supply constraints, policy uncertainty, low confidence levels, high levels of unemployment and geopolitical events all pose risks to the economy.

Exchange rate fluctuations, food prices, electricity, water and import tariffs, global inflation trends, oil price developments and the sovereign rating outlook remain key risks to the inflation outlook.

Global financial conditions, geo-political tensions, commodity price trends, emerging market sentiment swings and domestic socio-political and policy developments, could contribute to significant ongoing currency volatility.

Even though there is a gradual roll-out of vaccines across the world, this is inequitable, and the COVID-19 pandemic continues to impose high humanitarian and economic costs, which impacts our business, operations cash flows, financial condition, and financials.

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

The Economic and Monetary Community of Central Africa (CEMAC), which includes Gabon, issued Foreign Exchange Regulation No. 02/18 CEMAC-UMAC (Regulations) which came into effect on 1 September 2019. The Regulations allow the CEMAC Central Bank (BEAC) to take measures to restore reserves in foreign exchange currency including restrictions on foreign currency bank accounts in and outside CEMAC and limits a company’s ability to enter into loans, import / export services and assets and make investments. Fines for breach are extremely severe, being up to 50% of the company’s assets. BEAC issued two moratoria on the Regulation and the final moratorium expired on 31 December 2021 and the Regulations are now in effect.

Although we no longer have any oil and gas assets in Gabon, we continue to have a presence in Gabon while Sasol Gabon S.A. remains active. As such, along with other companies active in the region, we continue to engage with BEAC to seek a compromise that will allow the oil and gas industry to operate more efficiently and BEAC has issued a number of instructions and regulations clarifying certain operational aspects of the Regulation in order to address certain of the concerns raised by the industry.

See “Item 10.D—Exchange controls” and “Item 5.B—Liquidity and capital resources”.

ii.Tax laws and regulations

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

iii.Ownership rights

We operate in several countries where ownership of rights in respect of land and resources is uncertain and where disputes in relation to ownership or other community matters may arise. The impact of these policy intentions and related disputes are not always predictable and may cause disruption to our operations or development plans.

iv.Legal and regulatory uncertainties

Some of the countries where we have already made investments, or other countries where we may consider making investments, are in various stages of developing institutions and legal and regulatory systems that are characteristic of democracies and developed market economies.

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

Reliable supply of electricity is important to run our plants optimally. Despite attempts from Eskom, South Africa’s national power utility, to restore the reliability of its ageing coal fleet, incidents of energy shortfalls are increasing. Unplanned power outages will have a negative impact on our production volumes, cost and profitability. While we have the capacity to generate half of our own electricity requirements at our South African operations, this only mitigates the risk partially as we remain dependent on external electricity supply from Eskom.

Water, as a resource, is becoming increasingly limited as global demand for water increases. A significant part of our operations, including mining, chemical processing and others, requires the use of large volumes of water. South Africa is generally an arid country and prolonged periods of drought or significant changes to current water laws could increase the cost or availability of our water supplies or otherwise impact our operations. Water use by our operations varies widely depending largely on feedstock and technology choice. Water to our South African operations is supplied from the Integrated Vaal River System (IVRS), currently making up 81% of Sasol’s total water demand. While the water supply to these operations remains secure, expectations are for a worsening of the water supply imbalance. This may lead to issues of water availability or the imposition of restrictions on its use. Seasonal changes, such as deterioration in quality of water supplied from the IVRS, results in feed water which is highly variable and regularly of a poor quality. This increases the cost of treating it. Although various technological advances may improve the water efficiency of our processes, these are capital intensive. We may also experience limited water availability due to periodic drought events aggravated by delays in completing phase 2 of the Lesotho Highlands Water Project which is currently underway. Recent above-average rainfall has resulted in the IVRS reaching full storage capacity thereby reducing the short-term water supply risk to operations. We may also experience a deterioration in water quality and other infrastructure challenges related to our South African operations, which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

The transportation of inbound materials to our plants and of products to our customers is reliant on the region’s available workforce and infrastructure. Numerous factors like natural disasters, political unrest, pandemics or extreme weather events may impact on transportation modes which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

Unplanned rail and port outages could cause a negative impact on our sales volumes, cost and profitability. While we have some of our own infrastructure employed and other options with some products at our South African operations, this only mitigates the risk partially as we remain dependent on Transnet (South African rail transport company) for exports from South Africa.

(e)	Stakeholder relationships

Sasol has a complex network of stakeholders, often with competing interests. Beyond our financial community, our stakeholders are persons or groups who are or may be directly or indirectly affected by our operations, as well as those who have interests in our business and/or the ability to influence its outcomes.

Stakeholders may include members of local communities and their representatives, national, provincial or local government authorities, officials at all spheres of government, government agencies, multilateral organisations, regulators, political and religious leaders, civil society organisations and groups with special interests, suppliers, investors, business partners, customers, employees, trade unions, academics and the media. Failure to manage relationships with our stakeholders may harm our reputation as well as our ability to conduct our operations effectively. Our stakeholder objective is to position Sasol as a credible partner and build trust with all our stakeholders. Our engagement approach is premised on open and effective communication and mutually beneficial outcomes where possible, as well as inclusiveness and integrity. We also engage in accordance with regulatory public participation requirements as applicable to our licences or applications related to our licenses.

Given the impact of operating in a volatile macro-economic environment and considering the negative consequences of the COVID-19 pandemic, especially in South Africa, we may not be able to meet some of our stakeholder commitments. This may have a material impact on stakeholder relations. Various processes are in place to proactively engage with stakeholders and to mitigate associated risks. However, we cannot provide assurance that the strategy will fully mitigate the risk and therefore, actions taken by stakeholders could have a material adverse effect on our business, operating and financial results, and future growth.

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

(g)	Other specific country risks that are applicable to countries in which we operate, and which may have a material adverse effect on our business include:
●	acts of warfare and civil clashes;
●	the loss of control of oil and gas field developments and transportation infrastructure;
●	failure to receive new permits and consents;
●	expropriation of assets;
●	lack of capacity to deal with emergency response situations;
●	social and labour unrest and riots due to economic and political factors in host countries;
●	terrorism, insurgency, xenophobia and kidnapping threats;
●	security threats to assets, employees and supply chain including cyber threats;
●	possible demands to participate in unethical or corrupt conduct that lead us to forgo certain opportunities;
●	feedstock security of supply; and
●	sanctions against countries in which we operate.

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

The lasting impact of the global spread of the COVID-19 pandemic, the ongoing conflict between Russia and Ukraine and changes in the macro-economic environment have caused significant volatility impacting chemicals demand, supply and the global supply chains that serve them. This has translated into both opportunities and risks for Sasol as the organisation’s global presence and diversified product portfolio allow it to manage the volatility that may arise in a specific market. Demand risks to the chemicals outlook include an uncertain global economic growth outlook, US/China trade relations, geopolitical tensions and wars, and business and consumer confidence trends. Supply is currently largely affected by the capacity overbuild taking place in the US and China mainly in the ethylene and propylene value chains. COVID-19-related supply chain disruption (exacerbated by the conflict between Russia and Ukraine) could continue to impact our ability to reach global markets from South Africa or other producing regions and could also restrict access to specific markets. Consequently, forecasting the timing of the industry business cycle, and prices for chemical products during the current volatility remains difficult and a deterioration in overall conditions may have a material adverse effect on our business, operating results, cash flows and financial condition.

Our coal, synthetic oil and natural gas reserve estimates may be materially different from quantities and qualities that we eventually recover or ultimately make use of

Our reported coal, synthetic oil and gas reserves are estimated quantities and qualities based on applicable reporting regulations that, under present conditions, have the potential to be economically mined, processed, produced, delivered to market and sold.

There are numerous uncertainties inherent in estimating quantities and qualities of reserves and in projecting future rates of production, including factors that are beyond our control. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, costs to develop and produce, and market prices for related products.

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

We may be unable to access, discover, appraise and develop coal mines for our existing needs and natural gas resources at a rate and price that is adequate to sustain our business and/or enable growth

Competition for suitable opportunities, increasing technical difficulty, stringent regulatory and environmental standards, large capital requirements and existing capital commitments may negatively affect our ability to access, discover, appraise and develop new resources in a timely manner, which could adversely impact our ability to support and sustain our current business operations while we transition to Future Sasol.

Our natural gas reserves in Mozambique are of particular importance as feedstock for our plants in South Africa, as well as for sales of gas into the markets in Mozambique and South Africa. We continue to develop a portfolio of gas options in Mozambique which includes gas field development of the current PPA and PSA assets as well as pursuing near-field exploration opportunities e.g. PT5-C. The success and subsequent development of these opportunities can create optionality for a lower blended-cost landscape for gas supply. However, there is an inherent technical risk and a lower probability of success associated with exploration opportunities yet higher potential for low-cost gas compared to the Liquified Natural Gas (LNG) option which provides more flexible and more certain gas supply option but at a much higher cost

Our future growth could also be impacted by these factors, potentially leading to a material adverse effect on our business, operating results, cash flows and financial condition.

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

We may not be able to exploit technological advances quickly enough and successfully or competitors may develop superior technologies

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

Our ambition to become a green hydrogen producer and supplier in South Africa, Africa and possibly more broadly will be impacted by the company’s ability to partner with others in the hydrogen value chain to effectively shorten the learning and development curve and get products to market. This market also has to be created and it will be critical for Sasol to recognise the investments required for these new or incremental lines of business so that Sasol can be on the front end of the winning technologies and skills development.

Over time, green hydrogen is anticipated to be a feedstock for the sustainable products that Sasol will increasingly look to produce however, this will depend on the affordability of green hydrogen electrolysers, scale of renewable energy roll-out and Sasol’s ability to procure the technology cost effectively. Our effort to become a green hydrogen producer may be unsuccessful and the process may lead to increased operational costs and negatively impact other growth strategies. Refer to “Item 3.D—Our strategy to respond to climate change may not be successful in achieving our emission reduction targets and could negatively impact our growth. Concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations adversely affect our legal licence to operate and our access to capital and financing” for more information.

Risk related to information management

We may face the risk of data privacy breaches or attempts to disrupt critical information technology services, which may adversely impact our operations

The increasing use of information technology to enable business processes, in particular digital processes in operations, is making all industries, including the energy and chemicals industries, much more susceptible to cyber threats and data privacy breaches. As digitalisation expands to include our financial, commercial, transacting and production systems, the cyber security risk increases. While Sasol has an information security programme in place, cyber security threats we face consistently evolve and emerge to expose the organisation, both in business and operations systems, to significant external threats.

While no material losses related to the increased attempts on our information security systems have been discovered, given the increasing sophistication and evolving nature of this threat, the possibility of successful breaches occurring in the future cannot be ruled out. An extended failure of critical system components, caused by accidental actions, such as failed hardware or failed network infrastructure, or malicious actions, including those resulting from a cyber-security attack, could result in a significant environmental incident, commercial loss or interruption to operations. We may also incur significant costs to protect against or repair damage caused by any successful disruptions or security breaches in the future, such as rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or taking remedial steps with respect to third parties, among others.

We recognise that if there is a violation of data privacy information, or a cyber threat, we could experience disruptions to critical services or may be vulnerable to cyber and ransomware attacks. This could result in financial loss, and have a material adverse effect on our business, operating results, cash flows, financial condition and our disclosure of control processes.

Risk related to our people

We may not be successful in attracting, developing and retaining sufficiently or appropriately skilled employees

In order for Sasol to deliver on its strategic objectives, sustainably grow into the future, and effectively operate and continuously improve existing and future assets and technologies, we are highly dependent on our human capital.

We maintain a focus on attracting, developing and retaining diverse, skilled and experienced employees, including critical or scarce skills like qualified scientists, engineers, project execution managers, artisans and operators and highly skilled employees in business and functional roles.

However, various risks still exist that may impact our ability to attract and retain required skills.

There is constant competition in global labour markets for critical or scarce skills. The quality and availability of skills in certain labour markets may also be impacted by the challenges within the education and training systems. Similar to other organisations, we are seeing high employee turnover in the business due to the current competitive labour market. Localisation, diversity and other similar legislation in countries in which we operate are also key considerations in the attraction and retention of sufficiently skilled employees. The increasing use of digital technologies across our industry is placing increasing demand on data and digital technology skills. The availability and supply of these new skill sets are limited due to demand outweighing supply. The transition to cleaner technologies will also impact the current and future skills demand and supply. In some countries, ageing workforces can also contribute to this risk.

To promote retention on the employee workforce, and to mitigate the risk of the continued challenge to attract highly skilled candidates, we prioritise employee retention initiatives. However, as a result of the above, we may not be successful in attracting, developing and retaining sufficiently or appropriately skilled employees

Risks related to our ADRs

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

Sales of a large amount of Sasol’s ordinary shares and ADSs could adversely affect the prevailing market price of the securities

Historically, trading volumes and the liquidity of shares listed on the Johannesburg Stock Exchange (JSE) have been low in comparison with other major markets. The ability of a holder to sell a substantial number of Sasol’s ordinary shares on the JSE in a timely manner, especially in a large block trade, may be restricted by this limited liquidity. The sales of ordinary shares or ADSs, if substantial, or the perception that these sales may occur and be substantial, could exert downward pressure on the prevailing market prices for Sasol ordinary shares or ADSs, causing their market prices to decline.

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

4.B Business overview

Sasol is a global chemicals and energy company. We harness our knowledge and expertise to integrate sophisticated technologies and processes into world-scale operating facilities. We safely and sustainably source, produce and market a range of high-quality products in 22 countries, creating value for stakeholders. Our purpose “Innovating for a better world” compels us to deliver on triple bottom line outcomes of People, Planet and Profit, responsibly and always with the intent to be a force for good.

For details regarding the following sections, refer as indicated.

●	for information regarding our Business Overview, refer to “Integrated Report— Our distinctive value chains”” as contained in Exhibit 99.4;
●	for information regarding our Strategy, refer to “Integrated Report— Strategic direction” as contained in Exhibit 99.5;
●	for a description of the company’s operations and principal activities refer to“Integrated Report— Our distinctive value chains” as contained in Exhibit 99.4; “Integrated Report—Performance overview” as contained in Exhibit 99.6; and Item 18—“Financial Statements—Segment information”; and
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

Raw materials

In the Southern Africa value chain, the main feedstock components for the production of fuels and chemical products are coal obtained from our Mining segment, natural gas obtained from and procured externally by our Gas segment and crude oil purchased from external suppliers.

In our Chemicals business, outside of Southern Africa, the main feedstocks used are kerosene, benzene, ethane, ethylene, oleochemicals and aluminium and until 1 March 2022 when the paraffin wax business was divested slack wax was also used as a raw material. Feedstocks are purchased externally, with the exception of a portion of ethylene which is produced at our Lake Charles facility and the Fischer-Tropsch-based feedstock used for our South African polymer, solvents, alcohol, wax, ammonia, phenolics, and co-monomer production. The pricing of most of these raw materials follow global market dynamics which relate to crude oil and energy prices.

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

In our Chemicals segments, our products are sold to customers worldwide with a significant part under annual and multi-year contracts. Marketing channels can be divided into the following main areas per segment:

●	In Chemicals Africa, Advanced Materials consist of cobalt catalyst and carbon sold largely to international markets. Base Chemicals produces polymers, fertilisers and explosives, phenolics, methanol and some other products which are sold mainly to customers in South Africa with the exception of polypropylene and phenolics which are mainly exported. Explosives intermediates are sold to our partner Enaex which converts these to final products for supply to the Sub-Saharan Africa mining industry. Essential Care exports the South African-produced C6+ alcohols to international markets for external sales or internal use in surfactant facilities across the globe. Performance Solutions’ products included Fisher Tropsch-based and paraffin wax, solvents and comonomers which are substantially exported to international markets for external sales.
●	In Chemicals America, Advanced Materials consists of alumina sold largely within North America with some exports to Europe and Asia. For Base Chemicals, polyethylene is produced and marketed on behalf of Sasol by Equistar Chemicals LP an affiliate of our joint venture partner LyondellBasell. The produced ethylene is either consumed internally for derivatives or sold to external customers in the US merchant market. MEG is marketed and distributed on behalf of Sasol by third party. Phenolics are largely exported to international markets. Essential Care includes surfactants, EO, C6+ alcohols, LAB and paraffins and Performance Solutions includes the sale of comonomers, speciality parrafins and speciality alcohols mainly within the Americas region, with some sales to Europe and Asia.
●	In Chemicals Eurasia, Advanced Materials includes sales of alumina mainly within Europe with some sales in other regions including the Americas and Asia. Essential Care consists of surfactants, EO, C6+ alcohols, LAB and paraffins sales mainly within Eurasia with some sales in the Americas. Performance Solutions covers the sale and production of speciality alcohols, emulsions and, until 1 March 2022, paraffin wax as well as processing South African Fisher Tropsh-based waxes further for selling mainly in Europe, as well as into Asia, the Americas and Africa. Glycol ethers from Eurasia are largely sold within the region, with some additional global sales.

Factors on which the business is dependent

Intellectual property

Our proprietary or licensed technologies, our software licences, procedures and protocols support Sasol’s competitive advantage. These consist of:

●	our patented technologies;
●	skilled, experienced and technically qualified employees, industry thought leaders and experts that enable Sasol to respond to the constantly changing environment; and
●	our business processes and management systems.

Intellectual Capital summary	2022	2021	2020
Total worldwide patents held	2 590	2 300	2 400
Investment in research and development	R1 160 million	R1 249 million	R1 233 million

The Sasol Slurry Phase DistillateTM (Sasol SPDTM) process—Based on our Technology function’s extensive experience in the commercial application of the Fischer-Tropsch (FT) technology, we have successfully commercialised the FT-based Sasol SPDTM process for converting natural gas into high-quality, environment-friendly Gas to Liquid (GTL) diesel, GTL kerosene and other liquid hydrocarbons.

The Sasol SPDTM process integrates the following three main technologies, each of which is commercially proven.:

●	the Haldor Topsøe SynCORTM reforming technology, which converts natural gas and oxygen into syngas;
●	our Sasol Low Temperature Fischer-TropschTM (Sasol LTFTTM) technology, which converts syngas into hydrocarbons; and
●	the Chevron IsocrackingTM technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and Liquefied Petroleum Gas (LPG).

Currently we believe, based on our knowledge of the industry and publicly available information, that globally, we have the most extensive experience in the application of FT technology on a commercial scale. The Sasol SPDTM process converts natural gas into diesel and other liquid hydrocarbons, which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil-derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that this option is environmentally friendly. The Sasol SPDTM process can further be adopted to produce differentiated value-added products, such as GTL base oils. The superior quality of GTL base oils positions these products firmly as premium components in the formulation of top tier lubricants.

Our Sasol LTFTTM technology can also be integrated into flow schemes utilising green hydrogen and environmentally friendly carbon feedstocks in order to produce green products including Sustainable Aviation Fuel

Key contracts

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

CTRG, our 49% joint operation in Mozambique, purchases natural gas feedstock produced at our natural gas Pande-Temane Petroleum Production Agreement (PPA) asset. CTRG has a gas transport agreement with the Republic of Mozambique Pipeline Investments Company (Pty) Ltd (ROMPCO) and a 45 power purchase agreement with EDM. The agreements commenced on 27 February 2015 and are valid for 20 years. On 20 December 2020, we signed a sale securities purchase agreement for a consideration of R2,6 billion (US$163,8 million) with Azura Power Limited for the divestment of our full shareholding in CTRG. The transaction reached completion effective on 29 April 2022 following the fulfilment of all conditions precedent.

Ownership of the Republic of Mozambique Pipeline Investments Company (Pty) Ltd (ROMPCO) was originally 50% by Sasol South Africa Limited (SSA); 25% the South African Gas Development Company SOC Limited (iGas) (a subsidiary of the Government of South African-owned Central Energy Fund (CEF)); and 25% Companhia Moçambicana de Gasoduto SA (CMG), a subsidiary of Government of Mozambique-owned Empresa Nacional de Hidrocarbonetos EP (ENH). ROMPCO transports natural gas from the Pande and Temane gas fields in Mozambique to markets in Mozambique and South Africa via the Mozambique-Secunda gas transmission pipeline (MSP). On 14 May 2021, SSA concluded a sale and purchase agreement to sell a 30% equity interest in ROMPCO, which was subject to pre-emptive rights by the other shareholders. CMG and iGas exercised their pre-emptive rights on 25 June 2021 and the sale was therefore concluded with CMG and iGas. The transaction closed on 29 June 2022. SSA retains a 20% shareholding in ROMPCO and continues to operate and maintain the pipeline.

On 9 July 2021, SSA concluded an agreement to sell its sodium cyanide business to a South African, B-BBEE empowered subsidiary of a Czech Republic-based company specialising in cyanide production. The transaction is expected to close in the second half of calendar 2022 subject to the outcome of the appeal process currently underway following the prohibition of the disposal by the South Africa Competition Commission. The acquirer will take over full operational control of the cyanide business. Key feedstocks, utilities and site services will be supplied by Sasol on an arm’s length basis.

On 1 December 2020, Sasol closed a transaction creating a joint venture with LyondellBasell Offtake, LLC called Louisiana Integrated Polyethylene JV LLC (LIP JV). In this transaction, Sasol transferred certain production units at the Lake Charles Chemicals Project to LIP JV and sold 50% of the shares of LIP JV to LyondellBasell. At the same time, both Sasol and LyondellBasell and certain affiliates entered into a series of related agreements providing various services to each other and to LIP JV, one of which was the marketing agreement with Equistar Chemicals, an indirect subsidiary of LyondellBasell. Equistar will market and sell Sasol’s polyethylene along with LyondellBasell polyethylene manufactured by the LIP JV production units.

On 22 June 2021, Sasol Investment Company (Pty) Ltd concluded a share sale and purchase agreement pursuant to which the buyer agreed to acquire all of the shares of Sasol Canada Holdings Limited (SCHL) and Sasol Canada Exploration and Production Limited (SCEPL). SCHL and SCEPL collectively own the partnership units of Sasol Canada Exploration and Production Limited Partnership, which holds a 50% general partnership interest in the Petronas Sasol Montney Partnership and a 50% undivided working interest in certain associated midstream assets. The transaction was subject to a number of conditions precedent. The transaction closed on 29 July 2021 for a consideration of CAD 43,8 million when the final condition precedent was met.

Effective 1 March 2022, Sasol sold its German subsidiary Sasol Wax GmbH, including the company's production facilities in Hamburg, Germany, the UK and Austria, to the Italian Awax Group. With the

transaction, Sasol transferred its entire European wax business, except for the Fischer-Tropsch hard wax business, which remained with Sasol.

Refer to “Item 4.D—Property, plants and equipment—Gas” for detail regarding key contracts in Mozambique.

Legal proceedings and other contingencies

From time to time, Sasol companies are involved in litigation, tax and similar proceedings in the normal course of business. Although the outcome of these claims and disputes cannot be predicted with certainty, a detailed assessment is performed on each matter, and a provision is recognised, or contingent liability disclosed, where appropriate as guided by IFRS.

As reported previously, the South African Revenue Service (SARS) conducted an audit over a number of years on Sasol Financing International Plc (SFI) which performs an offshore treasury function for Sasol. The audit culminated in the issuance of revised assessments in respect of the 2002 to 2012 tax years and the dispute relates to the place of effective management of SFI. SFI has co-operated fully with SARS during the course of the audit relating to these assessments. The potential tax exposure is R2,65 billion (including interest and penalties as at 30 June 2022), which is disclosed as a contingent liability.

SFI lodged an objection and appeal in the Tax Court against the revised assessments. SFI and SARS have come to a mutual agreement that the appeal and related Tax Court processes will be held in abeyance pending the outcome of the judicial review application noted below.

Sasol has launched two judicial review applications against the SARS decision to register SFI as a South African taxpayer and certain related elements of the revised assessments over which the Tax Court does not have jurisdiction. After the pleadings in the two matters have been exchanged, SFI and SARS have agreed that the two matters will be heard together and the court hearing is scheduled to take place in November 2022.

Sasol is committed to complying with tax laws and any disputes with tax authorities on the interpretation of tax laws and regulations will be addressed in a transparent and constructive manner.

For a description of the legal review of the National Energy Regulator of South Africa (NERSA) maximum price see “Item 3.D—Risk factors—Legislation in South Africa petroleum and energy activities may have an adverse impact on our business, operating results, cash flows and financial condition—Regulation of pipeline gas activities in South Africa—The Gas Act”.

Sasol Oil (Pty) Ltd and Total South Africa (Pty) Ltd (“Total”) use the crude pipeline owned by Transnet Pipelines a division of Transnet SOC Limited (“Transnet”) to transport crude oil from Durban to the Natref refinery for processing Natref is charged for this service at a specific crude oil tariff per litre. This tariff was historically determined through a commercial agreement between the Parties, which agreement also included the so-called Variation Agreement relating to the inland nature of the Natref refinery. After the tariffs started to be determined by NERSA in terms of the Petroleum Pipelines Act, 2003 (Act 60 of 2003) a dispute arose between the parties regarding the tariff applicable to the conveyance of crude oil.

In September 2017, Sasol Oil issued summons against Transnet to claim the difference between the transportation costs that should have been charged by Transnet in terms of the Variation Agreement compared to the tariffs that were actually charged by Transnet in terms of the NERSA approved tariffs. The initial claim by Sasol Oil was for R1 billion. The NERSA approved tariffs do not distinguish between the tariff for crude oil and the tariff for refined products. Total instituted legal proceedings of a similar nature against Transnet in 2013.

Transnet defended the matter. Sasol Oil and Total’s actions have been consolidated. Certain issues in the consolidated matter were already decided by the High Court in 2015 and the Supreme Court of Appeal (“SCA”) in 2016. Transnet ultimately acknowledged the existence and the conclusion of the Variation Agreement, which it previously denied, and it then gave notice of cancellation of the Variation Agreement.

Certain separated issues in the ongoing litigation were argued by the parties in September 2020 and in October 2020 the High Court made an order in favour of both Sasol Oil and Total which inter alia included (i) the dismissal of Transnet’s special plea regarding the formulation by Sasol Oil and Total of their damages claims ; (ii) a finding that Transnet’s purported cancellation of the Variation Agreement was invalid; and (iii) confirmation that Transnet is bound by and is obliged to perform in terms of the Variation Agreement;.

After its applications for leave to appeal were dismissed by the High Court in November 2020 and the SCA in March 2021, Transnet approached the Constitutional Court with an application for leave to appeal. Transnet’s appeal was limited to two of the aforesaid findings, namely (i) that the High Court erred in finding that Transnet’s termination of the Variation Agreement was invalid and (ii) that the High Court erred in not finding that Sasol’s and Total’s claims did not disclose a cause of action. Sasol Oil and Total opposed the application.

The Constitutional Court handed down judgement on 21 June 2022 in which it:

●	dismissed Transnet’s application for leave to appeal relating to the cause of action of the claims by Sasol Oil and Total as it did not engage the Court’s jurisdiction. Accordingly, Sasol and Total’s contractual damages claims following Transnet’s breach of the Variation Agreement will continue but are now limited to the duration of the Variation Agreement. The High Court litigation regarding the quantum of these claims will proceed. The revised amount claimed by Sasol Oil up to the date of termination of the Variation Agreement amounts to R1.9 billion.
●	granted Transnet leave to appeal in respect of the termination issue and upheld Transnet’s appeal by declaring that the Variation Agreement was terminable, was terminated validly and came to an end on 13 September 2020. The Constitutional Court set aside the High Court’s order in so far as it related to the termination issue.

After the High Court judgement mentioned above, Sasol Oil and Total proceeded to apply their own calculation of the corrected crude oil tariff in line with the High Court judgement and made payment for crude oil conveyance from December 2020 in accordance with this calculation. These payments were at the reduced tariff and therefore constituted a shortfall to Transnet in respect of the tariff invoiced by Transnet over this period. The aggregate amount of these “short” payments by Sasol Oil was R624 million up to

30 June 2022. At the time Transnet indicated that it accepted these payments under protest. Following the Constitutional Court judgment Transnet has demanded the payment by Sasol Oil of the “short” payment amount and issued summons against Sasol Oil claiming such payment. As at 30 June 2022, Sasol Oil accounted for this claim as a trade payable in the amount of R624 million.

Following the Constitutional Court judgement Sasol Oil engaged with Transnet in an endeavour to resolve the ongoing dispute between the Parties through commercial negotiation. Sasol Oil is also considering the legal processes at its disposal to challenge the NERSA decisions relating to the pipeline tariffs inter alia on the grounds of the discrimination that results from the failure to distinguish between the conveyance of crude oil vs other petroleum products.

A judgement by the South African Constitutional Court in 2011 confirmed the right of employees in the mining industry who contracted certain occupational diseases to claim damages from their employers. Similar cases have also been threatened against participants in the coal sector of the mining industry. As a result of the Constitutional Court judgement referred to above, Sasol Mining (Pty) Ltd (Sasol Mining) is currently the defendant in three separate litigation matters. The first matter was instituted by 22 claimants who allege that they contracted coal-dust-related lung diseases, including pneumoconiosis, while in Sasol Mining’s employment. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 29 of 1996; and various regulations issued in terms thereof; and failed to take effective measures to reduce the exposure of mine workers to coal dust. The plaintiffs allege that all of the above increased the risk for workers to contract coal dust related lung diseases.

This lawsuit is not a class action but rather 22 individual cases, each of which will be judged on its own merits. Two plaintiffs have since passed away and their claims have been withdrawn. The remaining 20 plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R67,7 million in total. Sasol Mining is defending the claims.

Insofar as the trial has not commenced yet and a response from the plaintiffs to a request for further particulars is still being awaited, it is not possible at this stage to make an estimate of the likelihood that the plaintiffs will succeed with their claim and if successful, what the quantum of damages would be that the court will award. Therefore, no provision has been raised at 30 June 2022.

The remaining two matters involve single plaintiffs, in which the legal process is ongoing and no trials have commenced.

In addition to the above, during 2009, certain employees in Sasol Mining were charged with participation in an unprotected sit-in, threatening and forcing others to participate in an unprotected strike and for assaulting or attempting to assault others during an unprotected strike. They were subsequently dismissed. These employees are disputing their dismissal. On 19 September 2019, the Labour Court passed a judgement directing inter alia Sasol Mining to re-instate the employees and pay certain past benefits. Sasol Mining filed an application for leave to appeal the judgement. The appeal was heard on 24 March 2021. In view of the above circumstances a provision in the amount of R88 million was accounted for at 30 June 2021. On 9 September 2021, the Labour Appeal Court ruled on the matter upholding the appeal and setting aside the court a quo’s ruling and replacing it with an order confirming that the dismissal of the respondent employees was substantively and procedurally fair

Following certain complaints submitted to the B-BBEE Commission by direct and indirect shareholders in Tshwarisano LFB Investment (Pty) Ltd (Tshwarisano) relating to Tshwarisano’s 25% shareholding in Sasol Oil (Pty) Ltd (Sasol Oil), the B-BBEE Commission is investigating the compliance by Sasol Oil and other affected stakeholders with the South African B-BBEE Act, 53 of 2003 (B-BBEE Act). While certain of these investigations are still ongoing, Sasol Oil has received findings and recommendations from the B-BBEE Commission in relation to a complaint by a particular shareholder who complained about unfavourable terms and conditions of a funding arrangement concluded between the shareholder and its funders in order to fund its acquisition of shares in Tshwarisano. Sasol Oil was not a party to the funding agreement. The shareholders in question alleged that they did not derive any economic benefit from the said funding arrangement. Sasol Oil has fully co-operated with the B-BBEE Commission during all of the ongoing investigations and will continue to do so.

In terms of the provisions of the B-BBEE Act, Sasol Oil has notified the B-BBEE Commission that it did not agree with the findings and that Sasol Oil would institute a legal review application in order for the High Court to overturn the findings made by the B-BBEE Commission. Sasol Oil instituted a legal review application in the High Court for the B-BBEE Commission’s findings to be reviewed and set aside. On 14 June 2022 the High Court handed down judgement in which it granted the application by Sasol Oil and set the Commission’s findings aside.

One of our recognised trade unions (Solidarity) referred a dispute relating to the Sasol Khanyisa share scheme (see Sasol Khanyisa transaction herein below) to the CCMA on 17 December 2017, alleging that the issuing of benefits to a certain part of the employee base amounts to racism. This was not accepted by Sasol and we indicated that the share scheme was correctly constituted. As per legal process, the conciliation proceedings commenced on 11 January 2018. On 5 February 2018, Sasol received a letter from Solidarity demanding a payment to their members (non-qualifying employees for Phase 2 of Khanyisa) equal to “the market value of the Sasol Khanyisa shares which qualifying employees would be entitled to within seven days after such entitlement (2028) or payment to each member of R500 000 by the end of December 2018.”

Solidarity embarked on a strike as from 3 September 2018. It was part of the notice that the strike would have a go-slow nature and later a full-blown strike would commence. As a result, a few attempts were made to disrupt the business, but no significant impact on the business was experienced. On 25 October 2018, Solidarity served Sasol with its referral of the dispute to the CCMA and was subsequently certified as unresolved in February 2019. After Sasol received Solidarity’s statement of claim filed with the Labour Court in Johannesburg during May 2019, we filed replying documentation to Solidarity’s statement of claim in July 2019. Subsequently the Judge President of the Labour Court invited Sasol and three other respondents in three other cases where Solidarity is the Applicant on similar grounds, to meet in an attempt to consolidate the disputes and set a stated case (combined version setting out the dispute) to afford the court an opportunity to save time by hearing similar matters simultaneously. The parties could not agree on the formulation of a consolidated legal point and the matter became dormant

In April 2022, the Registrar of the Labour Court set the matter down for a pre-trial conference before a judge on 10 August 2022. Depending on the outcome of this event, a trial date will be applied for.

We are currently engaged in a number of legal and regulatory proceedings and arbitrations in various jurisdictions, including the litigation relating to the securities class action law suit described under “Item 3.D—Risk factors—We are subject to risks associated with litigation and regulatory proceedings”. Due to the nature of litigation and dispute resolution processes, the outcome of these matters cannot be predicted with certainty.

Further, from time to time, communities and non-governmental organisations challenge our environmental licences and related applications because of concerns regarding potential health and environmental impacts associated with Sasol’s activities.

On 5 February 2020, a securities class action complaint was filed on behalf of US ADR owner Chad Lindsey Moshell and other US ADR holders who purchased Sasol securities. Sasol is defending the matter which is fully described under “Item 3.D—Risk factors”. Sasol and plaintiffs have reached a tentative settlement in this matter which settlement was approved by the court on 18 August 2022, bringing the matter to a close. Applicable insurance carriers have been notified and have been providing coverage. No provision has been raised at 30 June 2022

Following the conclusion of the criminal investigation initiated in April 2021 and conducted by the Environmental Management Inspectorate , summons instituting criminal proceedings by the National Prosecuting Agency was served on Sasol South Africa Limited citing the company as the defendant. The date of the first court appearance is 20 September 2022.

There are 6 counts specified in the charge and these relate to offences that have allegedly been committed by the company, through its Secunda operations, under the National Environmental Management Act 108 of 1998 and certain Specific Environmental Management Acts namely the National Environmental Management: Waste Act and the National Water Act.

Competition law compliance

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programme and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications, and made, and will continue to make, disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications. Sasol may, from time to time, respond to information requests and/or investigations by competition law authorities. We cooperate with all lawful investigations in a transparent and constructive manner.

Environmental obligation

Sasol’s environmental obligation accrued at 30 June 2022 was R17 207 million compared to R16 196 million at 30 June 2021. Due to uncertainties regarding future costs, the potential loss in excess of the amount accrued cannot be reasonably determined.

Regulation

The South African government has, over the past 26 years, introduced a legislative and policy regime with the imperative of redressing historical social and economic inequalities, as stated in the Constitution of the Republic of South Africa Act, 108 of 1996 (Constitution). This is being done, by way of the empowerment of historically disadvantaged South Africans (HDSAs) in the areas of ownership, management and control, employment equity, skills development, procurement, enterprise development and socio-economic development.

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

Our most recent certification issued in December 2021, for both Sasol Limited and SSA, puts us at a contributor status of level 3, which compared to level 4 for SSA in 2021. Plans are in place for improvement in some lagging areas.

Sasol continues to entrench transformation within the organisational culture, enhancing its commitment as a good corporate citizen.

Sasol Khanyisa transaction

In phases from March 2018, Sasol implemented a new B-BBEE ownership transaction (Sasol Khanyisa) which was structured to comply with the revised B-BBEE legislation in South Africa when the Sasol Inzalo transaction came to an end in 2018. By implementing the Sasol Khanyisa transaction, the company sought to ensure ongoing and sustainable B-BBEE ownership credentials.

The participants of the original Sasol Inzalo transaction and qualifying Black employees (including those who participated in Sasol Inzalo) were invited to participate in Sasol Khanyisa.

Sasol Khanyisa has certain elements structured at a subsidiary level, namely SSA (a wholly-owned subsidiary of Sasol Limited before the effective date of Sasol Khanyisa), which houses the majority of the South African operations of Sasol. If the transaction conditions are fulfilled, ownership by participants in SSA at the end of the transaction will be exchanged for Sasol Black Economic Empowerment (BEE) ordinary shares in Sasol Limited based on the relative value of the SSA and Sasol BEE ordinary shares at the time of the exchange.

The accounting recognition and measurement principles applied to the Sasol Khanyisa transaction are the same as those applied to the Sasol Inzalo transaction, as the substance of both transactions was the same. Based on the underlying assumptions made by Sasol, the total IFRS 2 charge associated with Sasol Khanyisa is R6,5 billion over the life of the transaction, to date R6 billion has been recognised. The only unvested portion of the transaction relates to the employee share ownership plan.).

With the implementation of Sasol Khanyisa, approximately 18,4% of SSA is in direct Black ownership, which, together with Black ownership at Sasol group level, translates into at least 25% Black ownership credentials at SSA level (for purposes of measuring Black ownership credentials under the current B-BBEE legislation).

Refer to “Item 18—Financial Statements—Note 35 Share-based payment reserve” for further information.

The Mining Charter

The Mining Charter requires mining companies to meet various criteria intended to promote meaningful participation in the industry of HDSAs. The various iterations of the Mining Charter have been the subject of much legal disagreement between industry and the government, most particularly on the issue of equity ownership of mining companies.

The South African Minerals Council previously filed an application for a judicial review of the gazetted Mining Charter, citing problems with certain clauses . The judicial review included ownership and procurement elements, of the 2018 Mining Charter. The review application was heard by a full bench of the High Court from 3 May to 6 May 2021. On 21 September 2021, the High Court ruled in favour of the Minerals Council. The provisions challenged by the Minerals Council were set aside and the ruling confirmed that section 100(2) of the Mineral and Petroleum Resources Development Act, 28 of 2002 (MPRDA) does not empower the Minister of Mineral Resources and Energy to make law and that the 2018 Mining Charter is an instrument of policy and not subordinate legislation

The Upstream Petroleum Resources Development Bill

The Minister of Mineral Resources and Energy withdrew the Mineral and Petroleum Resources Development Amendment Bill (MPRDA Bill) from parliament in 2018 with the aim of separating oil and gas matters from those of mining. The draft Upstream Petroleum Resources Development Bill (UPRDB) was published in the Government Gazette on 24 December 2019. Sasol submitted comments directly to the (DMRE) and via the relevant business association (OPASA). Due to the impact of COVID-19, further consultation processes were delayed and the legislative process is ongoing. On 13 May 2021, Cabinet approved the introduction of the UPRDB to parliament. The UPRDB was gazetted and published for public comment on 11 June 2021. Sasol made submissions thereto via OPASA. It is noted that the UPRDB does not specify royalty payments, production bonuses, taxes and the fiscal regime. On 15 December 2021, National Treasury published for industry comment a Discussion Document: What is the Most Appropriate Tax Regime for the Oil and Gas Industry (putting forth proposals on the taxation of upstream oil and gas activities). Sasol submitted comments thereto via OPASA. National Treasury held a public consultation on 13 April 2022 to further discuss the oil and gas tax regime. On 17 May 2022, the Portfolio Committee on Minerals and Energy held a briefing on the UPRDB and is currently deliberating; there is a possibility that the UPRDB will be referred for further public consultation.

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

The DMRE in concurrence with the Department of Trade and Industry initiated a process to establish a Sector Charter (Petroleum and Liquid Fuels Sector Charter) to supersede the LFC in terms of section 12 of the B-BBEE Act. The outcome or potential effect of this process on Sasol cannot be assessed at this time.

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

In respect of the Secunda mining complex in Mpumalanga, Sasol Mining holds three mining rights situated within the Bethal, Secunda, Highveld Ridge, Balfour and Standerton magisterial districts. These mining rights were granted for periods between 20 and 30 years. The Secunda complex mining right is valid until 28 March 2040 and Sasol Mining can apply to the DMRE for renewal of the right for a further maximum period of 30 years. The Block IV and Alexander Block mining rights are also situated in the Secunda area and remain valid until 27 August 2037 and 21 January 2048 respectively. The Mooikraal mining right near Sasolburg in the Free State is valid until 28 March 2040.

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

Apart from South Africa’s international commitments, the country’s Climate Change Bill is still being finalised for enactment. Sasol continues to engage with the government on the development of the Climate Change Bill as well as the imposition of mandatory carbon budgets. Sasol’s engagement focuses on the need for the alignment of mitigation instruments in an effort to create long-term policy certainty. Although not mandatory, Sasol participated in the first phase of the carbon budget process and received and agreed to its allocated carbon budget, which was in place until the end of calendar year 2020. We are negotiating the voluntary carbon budget for the next five years, which is expected to be a reduced budget and is anticipated to be allocated in the latter part of calendar 2022. The National Greenhouse Gas (GHG

)Emission Reporting Regulations and the National Pollution Prevention Plan Regulations were promulgated in April and June 2017 respectively and subsequently revised. Sasol continues to submit its GHG data annually, as well as progress on its approved pollution prevention plans. The Carbon Tax Act, 15 of 2019 was signed into law in May 2019 and came into effect on 1 June 2019. National Treasury is undertaking a process to increase the carbon tax rates (as per the 2022 National Budget) and consultation process are pending.

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

United States

In the US, we operate a number of plants and facilities for the storage and processing of chemical feedstock and products. Sasol’s US operations are subject to numerous laws, regulations and ordinances relating to safety, health and the protection of the environment, and non-compliance with these regulations could lead to a material adverse impact on

Sasol’s ability to operate in the US. Regulation relating to climate change in the US at the federal level is currently uncertain given the US political environment, but climate change policy continues to be developed at the federal and state level, and to some extent, through the judicial system. Our operations in the US remain regulated at the federal, state, and local level relating to health, safety, environment, and community impact. In the US, we anticipate continuing to respond to the regulatory environment through existing systems and control technologies as well as through efficiency and control technology reviews and improvement opportunities where appropriate, in order to minimise the impact of the current and future regulations on our US operations.

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

Mozambique

A National Environmental Policy (Resolution 5/1995, of 3 August) is the government document outlining the priorities for environmental management and sustainable development in Mozambique, including the required legal framework. The Environmental Law (Law 20/1997, of 1 October as amended by Law 16/2014, of 20 June) and its respective regulations, namely the Regulations on Environmental Impact Assessment (Decree 54/2015 of 31 December) and the Environmental Regulations for Petroleum Operations (Decree 56/2010 of 22 November) provides a legal framework for the use and correct management of the environment and its components and to assure sustainable development in Mozambique.

The Petroleum Law (Law 21/2014, of 18 August) and the Petroleum Operations Regulations (Decree 34/2015, of 31 December, as amended by Decree 48/2018 of 8 August) require holders of exploration and production rights to conduct petroleum operations in compliance with environmental and other applicable legislation. The law makes provision for compensation to be paid under general legislation by the holder of a right to conduct petroleum operations to persons whose assets are damaged. The law establishes strict liability for the holder of the right who causes environmental damage or pollution. The strict liability requirement for environmental damage or pollution could have a material adverse effect on our operations in Mozambique.

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

Sasol South Africa Limited, a subsidiary of Sasol Limited and a company incorporated in South Africa, primarily holds our operations located in South Africa. A number of other subsidiaries incorporated in South Africa, including Sasol Oil (Pty) Ltd, Sasol Mining Holdings (Pty) Ltd, Sasol Gas (Pty) Ltd, Sasol Middle East and India (Pty) Ltd and Sasol Africa (Pty) Ltd, also hold our interests in operations in South Africa, other parts of Africa and the Middle East. Sasol Financing Limited and Sasol Financing International Limited, responsible for the management of cash resources and investments and, are wholly owned and incorporated in South Africa.

Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in South Africa, primarily holds our interests in Sasol group companies incorporated outside of South Africa, including Sasol European Holdings Limited (United Kingdom), Sasol (USA) Corporation (United States), Sasol Holdings (Asia Pacific) (Pty) Ltd (South Africa), Sasol Holdings (USA) (Pty) Ltd (South Africa), Sasol Chemical Holdings International (Pty) Ltd (South Africa) and their respective subsidiaries.

See Exhibit 8.1 for a list of our significant subsidiaries and significant jointly controlled entities.

4.D Property, plants and equipment

Refer to “Item 18—Financial Statements—Note 19 Property, plant and equipment” for further information regarding our property, plant and equipment.

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

Our Mining segment operates six mines for the supply of coal to the Secunda operations, Sasolburg and Ekandustria operations (utility coal only) and the external market. The annual production of each mine, the primary market to which it supplies coal and the location of each mine are indicated in the table below:

			Nominated
			capacity	Production (Mt)(3)
Colliery	Location	Market	per year (Mt)(2)	2022	2021	2020
Bosjesspruit	Secunda	Secunda operations	5,0	5,0	5,7	5,3
Impumelelo	Secunda	Secunda operations	6,0	5,3	5,3	6,2
Shondoni	Secunda	Secunda operations	6,6	6,4	7,0	7,5
Syferfontein	Secunda	Secunda operations	9,6	8,5	9,3	9,1
Twistdraai Thubelisha	Secunda	Export/Secunda operations (1)	8,4	7,3	8,2	7,5
Sigma : Mooikraal	Sasolburg	Sasolburg operations	1,2	1,1	1,2	1,2
				33,6	36,7	36,8
Production tons per continuous miner (mining production machine) per shift including off-shift production (4) (t/cm/shift)				984	1,131	1,148
(1)	The secondary product from the export beneficiation plant is supplied to Secunda operations.
(2)	The nominated capacity of the mines is the expected production of that mine and does not represent the total maximum capacity of the mine.
(3)	Production excludes externally purchased coal.
(4)	Off-shift production is a legally permitted, voluntary shift system allowing mine workers to produce coal on their non-working shifts. This shift system provides the mine with a flexibility option to catch up on production shortfall. The mine workers are remunerated for this production on a cost per ton basis.

Processing operations

Coal export business—Secunda operations. We started the coal export business in August 1996. Run of mine (ROM) coal is sourced from Twistdraai/Thubelisha Colliery (nominated capacity 8,4 Million tons (Mt)). The export beneficiation plant has a design throughput total capacity of 10,5 Mt per annum. In 2022, we produced 7,3 Mt from Twistdraai/ Thubelisha Colliery; of which we beneficiated 6,9 Mt, and 0,873 Mt was bypassed to Sasol Coal Supply.

The run of mine (ROM) coal is transported via an overland conveyor belt to the export beneficiation plant from the Twistdraai Thubelisha Colliery. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

Sasol Mining (Pty) Ltd has a 4,2% shareholding in RBCT and Sasol Mining’s entitlement on an 81 Mt per year RBCT capacity is 4,29%, which translates to 3,47 Mt per year. Actual export volumes for 2022 of 2,3 Mt per year were significantly constrained by Transnet Fright Rail’s projected capacity.

Sasol Coal Supply—Secunda operations. Sasol Coal Supply operates the coal handling facility between our Mining segment and Secunda operations by stacking and blending coal on six live stockpiles. The overland conveyors from the mining operations to the coal handling facility are, in total, approximately 120 kilometres (km) long and also form part of the Sasol Coal Supply operation.

The operation has a live stockpile capacity of 720 000 tons, which is turned over around 1,2 times per week. In addition, there is a targeted strategic stockpile capacity of more than 2,0 Mt. The objectives of this facility are:

●	to homogenise the coal quality supplied to Secunda operations;
●	to keep mine bunkers empty;
●	to keep the Secunda operations bunkers full of a product that conforms to customer requirements;
●	to supply quality coal within the parameters of ash, sinks and fines;
●	to maintain a buffer stockpile to ensure even supply; and
●	to perform a reconciliation of business with regard to quantity and quality.

The daily coal supply to Secunda operations is approximately 100 000 tons for 2022.

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

Horizontal drilling. This technique is applied to all operational underground mines and supplies short-term (minimum three months) exploration coverage per mining section. No core is usually recovered, although core recovery is possible, if required. The main objective is to locate dolerite dykes and transgressive sills intersecting the coal mining horizon, by drilling horizontal holes in the coal seam from a mined-out area. A drilling reach of up to 1 km is possible, although the average length is usually 800 m in undisturbed coal.

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

Computation and storage of geological information

Geological information is stored in the acquired database. Regular data validation and quality checking is conducted through several in-house methods. Data modelling is conducted by manual interpretation and computer-derived geological models, using the Minex 6.5 edition of the GEOVIA/ MINEX software. Reserves and composite qualities are computed using established and recognised geo-statistical techniques.

General stratigraphy

The principal coal horizon, the Number 4 Lower Coal Seam, provides some 91,00% (2021—91,67%) of the total proved and probable reserves. The

Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest from bottom up.

The Number 4 Lower Coal Seam is a bituminous hard coal, characterised by the following borehole statistics:

●	the depth to the base of the seam ranges from 40 m to 241 m with an average depth of 135 m below the surface topography. All the current mining done on this seam is underground;
●	the floor of the seam dips gently from north to south at approximately 0,5 degrees;
●	the thickness of the seam varies in a range up to 10 m with a weighted average thickness of 3,7 m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs;
●	the inherent ash content (air dried basis) is an average 27,04%;
●	the volatile matter content is tightly clustered around a mean of 22,7% (air dried); and
●	the total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,03% of the total mass of the coal.

The other potential coal seam is:

●	the Number 2 Coal Seam at Shondoni colliery and Impumelelo colliery, which has been included in our reserve base.

Reserve estimation (remaining reserves at 31 March 2022)

We have approximately 3,9 billion tons (Bt) (2021—4,0 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,2 Bt (2021—1,2 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 that follows. Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda operations and the majority of the Twistdraai Thubelisha reserves which will be exported. The reserve disclosure in this section includes our Mining segment’s total coal resources and reserves available for mining operations in Secunda. These reserves have not been adjusted for the synthetic oil reserves reported in the supplemental oil and gas information. The different reserve areas are depicted on the map on page M-1, as well as whether a specific reserve area has been assigned to a specific mine.

The coal reserve estimations in this table were compiled under supervision of Mr. Viren Deonarain who is considered a Qualified Person. The “South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)” dealing with competence and responsibility, paragraph 7, states Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Qualified Person. Paragraph 9 states: A ‘Qualified Person’ is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation. The Qualified Person must comply with the provisions of the relevant promulgated Acts. Ms. L Jeffrey and Mr. N McGeorge, on behalf of SRK Consulting performed a comprehensive and independent audit of the coal resource/reserve estimations in February 2019 and the estimates were certified as correct. The latest coal resource/reserve estimations were determined by following the same process. The estimation of the proved reserves is compliant with the definition and guidelines as stated in SEC new Regulation S-K subpart 1300.

The following internal controls are used in the exploration and mineral reserve estimation:

●	The Resources and Reserves document is compiled for submission to the Sasol Mining Board for approval by the Company Secretary Energy. Before submission the Vice President (VP) Integrated planning and Optimisation performs a high-level reasonableness review (sense check) to ensure the detailed process was followed. This process includes a mass balance reconciliation.
●	The VP Integrated planning and Optimisation checks reconciliation of Form 20F Item 4 and Table 4 to confirm that the information disclosed for the most recently closed financial year is accurate, complete and consistent with the Sasol Mining Board Approved Resource and Reserve Statement and only include coal to liquid (CTL) resources and reserves.

Those involved in the Reserves and Resources estimation process are sufficiently qualified. The Head of Coal Geology signs off on the process and is classified as a Competent Person as defined by the South African Council for Natural and Scientific Professionals

Table 1.

Coal reserve estimations(1) as at 31 March 2022, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

	Gross in		Mine
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated
	resource(1)	discount	losses	rate	reserves(2)	yield(3)	Proved/
Reserve area	(Mt)(4)	(Mt)(4)	(Mt)(4)	(%)	(Mt)(4)	(%)	probable
Shondoni colliery, number 4 seam	521	72	64	49	177	100	Proved
Shondoni colliery, number 2 seam	61	12	6	41	19	100	Probable
Bosjesspruit colliery	138	10	58	61	44	100	Proved
Bosjesspruit colliery	38	2	9	45	12	100	Probable
Syferfontein colliery	367	59	85	60	125	100	Proved
Alexander Block	498	100	74	46	107	100	Proved
Alexander Block	—	—	—	—	16	100	Probable
Twistdraai Thubelisha colliery	612	117	117	53	234	P34,S37	Proved
Impumelelo, Block 2, number 4 seam	597	90	73	54	205	100	Proved
Impumelelo, Block 2, number 2 seam	383	58	172	37	44	100	Probable
Block 2 South, number 4 seam	363	98	49	54	123	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	57	52	100	Probable
Total Secunda area	3 852				1 203

Table 2.

Coal reserve estimations(1) as at 31 March 2022, in the Sasolburg area where Sasol Mining has converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

	Gross in		Mine
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated
	resource(1)	discount	losses	rate	reserves(2)	yield(3)	Proved/
Reserve area	(Mt)(4)	(Mt)(4)	(Mt)(4)	(%)	(Mt)(4)	(%)	probable
Sigma Mooikraal	167	15	22	47	26	100	Proved
Total Mooikraal area	167				26
(1)	The gross in situ coal resource is an estimate of the coal tonnage, contained in the full coal seam above the minimum thickness cut off and relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.
(2)	The recoverable coal reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors and the addition of dilatants such as moisture and contamination.
(3)	The P% of P34 refers to the export product yield from the recoverable coal reserve and the S% of S37 refers to secondary product yield, which will be supplied to the Secunda operations. The balance of this is discard material.
(4)	Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

Table 3.

Coal qualities, on an air-dry basis, in respective coal reserve areas, where Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(air dry)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(air dry
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Shondoni colliery	Wet	4,3	n/a	Assigned	Steam	20,7	0,9
Bosjesspruit colliery	Wet	4,0	n/a	Assigned	Steam	19,9	0,9
Syferfontein colliery	Wet	5,1	n/a	Assigned	Steam	22,2	0,8
Twistdraai Thubelisha colliery	Wet	4,4	n/a	Assigned	Steam	20,8	1,2
Impumelelo, Block 2, number 4 seam	Wet	3,8	n/a	Assigned	Steam	19,9	1,3
Impumelelo, Block 2, number 2 seam	Wet	4,0	n/a	Assigned	Steam	21,1	0,9
Alexander Block	Wet	4,8	n/a	Unassigned	Steam	21,5	0,8
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 4.

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

Table 5.

Coal qualities, on an air-dry basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(air dry)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(air dry
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Sigma: Mooikraal	Wet	3,6	n/a	Assigned	Steam	20,2	0,6

Table 6.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, Act 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(as received)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(as received
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Sigma: Mooikraal	Wet	3,6	4,0	Assigned	Steam	19,3	0,6

Criteria for proved and probable

Over and above the definitions for coal reserves, probable coal reserves and proved coal reserves, set forth in new Regulation S-K subpart 1300, promulgated by the SEC, we consider the following criteria to be pertinent to the classification of the reserves:

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

Legal rights on coalfields

Sasol Mining is the holder of various prospecting and mining rights for coal in Mpumalanga and one mining right in the Free State. These prospecting and mining rights are granted by the state acting as custodian of South Africa’s mineral and petroleum resources in accordance with the provisions of the Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002), as amended (MPRDA).

In respect of Mpumalanga, Sasol Mining has three mining rights for coal situated within the Bethal, Secunda, Highveld Ridge, Balfour and Standerton magisterial districts with DMRE reference numbers MP 30/5/1/2/2/138 MR, 10096 MR and 10125 MR. These mining rights are valid for periods of between 20 and 30 years, which allows Sasol Mining to provide a continuous and steady coal supply to Sasol South Africa (SSA), which beneficiates the coal into higher value and in most cases, end line products. The bulk of Sasol mineral’s rights resides in 138 MR which was converted from old order mining licences granted under the now repealed Minerals Act of 1991. The 138 MR has since been amended to include various prospecting and mining right areas which were either applied from or acquired from third parties. The 10096 MR was granted based on various acquired and applied for prospecting rights. The 10125 MR right was acquired as an existing mining right from a third party.

Gas

Our natural oil and gas operations are managed by Gas Sourcing and Operations (GSO) as part of the Gas segment of our Energy Business. As of 30 June 2022, we held equity in two assets with proved reserves in Mozambique, one producing asset and one non-producing asset. We also have equity in exploration licences in Mozambique and South Africa.

In the narrative sections below, unless stated otherwise, all quantitative statements refer to gross figures. The tabular information which follows the narrative provides:

●	total gross and net developed and undeveloped acreage of our natural oil and gas assets and exploration licences by geographic area, at 30 June 2022;
●	the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled, at 30 June 2022;
●	capitalised natural oil and gas exploratory well costs at the end of the last three years and information about the continued capitalisation of natural oil and gas exploratory well costs, at 30 June 2022;
●	details about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells, at 30 June 2022; and
●	average sales prices and production costs, of natural oil and gas, for the last three years.

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

The maps on page M-2 to M-4 show GSO’s global footprint and the location of our assets and exploration licences.

Mozambique

Licence terms

Development and production

In Mozambique, we have interests in two onshore assets, one of which is producing with proved reserves. The other asset consists of two areas under development with proved reserves, one area in early development without proved reserves and other reservoirs that are being assessed for commerciality.

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

The onshore block PT5-C in the Pande Temane Area covers 521,0 thousand undeveloped net acres. Our subsidiary, Sasol Mozambique PT5-C (SMPT5-C) holds a 70% working interest, as operator, and ENH holds a 30% interest, carried through the exploration period.Block A5-A in the offshore Angoche Area originally covered an area of 290,5 thousand undeveloped net acres. Our subsidiary, Sasol Mozambique A5-A (SMA5-A)held a 25,5% participating interest in the licence which is operated by Eni Mozambico S.p.A During January 2022, a farm down agreement was signed whereby SMA5-A would farm out a 15,5% participating interest to Eni

Mozambico S.p.A. The transaction reached its closing date on 27 July 2022 after all conditions precedent were met.

Activities

In terms of the PSA, following approval of the FDP amendment in September 2020 and FID in February 2021, work to deliver the field development scope (oil and gas wells and gathering system and integrated gas, oil and LPG processing facilities) has commenced. The 3-D seismic data acquisition and processing over the Pande and Inhassoro fields has been concluded. Drilling and workover activities commenced on 7 August 2021 using the rig contracted for an integrated drilling campaign, servicing the PPA, PT5-C and PSA licences. Engineering, Procurement and Construction management (EPCm) contracts for the surface facilities, i.e. well pads, oil and gas gathering system and oil, gas and LPG processing facilities, have been awarded and the contractors are currently mobilising their teams in-country. Of the Board approved US$760 million, total field development cost capitalised as at 30 June 2022 amounted to US$89,6 million. Development is planned to be completed during second quarter of the 2024 calendar year.

Capitalised exploratory well costs

At 30 June 2022, there were no exploratory well costs capitalised in the Pande-Temane PPA asset or in the A5-A and PT5-C licences.

In the PSA Pande area (G6-Corvo and G8-Tafula), exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling, amounting to R50,0 million net to Sasol; these costs relate to the exploration drilling activities conducted and completed in 2008, and the follow-up activities

Facilities and productive wells

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

At 30 June 2022, there were 19 productive wells in the Pande-Temane PPA asset. Well integrity risks were identified and certain affected wells were shut-in with plans for remediation during 2022 and 2023, as these plans were not executed in 2021. This was due to the travel restrictions imposed in the face of the COVID-19 pandemic which resulted in a delay to the Mozambique Exploration, Remediation and Infill Campaign (MERIC) drilling campaign.

Delivery commitments

Gas produced from the Pande-Temane PPA asset, other than royalty gas provided to the Mozambican government, is supplied in accordance with long-term gas sales agreements (GSAs). The gas produced in accordance with GSA1, signed on 27 December 2002 and amended on 3 May 2022 (30-year contract term from 1 April 2004), and GSA2, signed on 10 December 2008 (20-year contract term from 1 January 2010), is sold internally for use as part of the feedstock for our chemical and synthetic fuel operations and to the external market in South Africa, with a maximum daily quantity equivalent to 132 PJ/a (119,75 bscf/a) and 27 PJ/a (24,49 bscf/a) for GSA1 and GSA2 respectively. There are four offtakers under the GSA3, which are 20-year contracts that supply gas to the Mozambique market. These satisfy a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas Company S.A from 1 July 2014 for 8 PJ/a (7,26 bscf/a), ENH-Kogas from 1 March 2013 for 6 PJ/a (5,44 bscf/a), Central Termica de Ressano Garcia S.A. from end-February 2015 for 11 PJ/a (9,98 bscf/a) and ENH effective from 1 June 2015 for 2PJ/a (1,81 bscf/a).

Production is expected to commence declining in 2024, when it will no longer be possible to fully supply at currently contracted rates. Technical options are currently being considered to address this issue.

PPA condensate is currently sold to Petróleos de Moçambique, S.A. (Petromoc), which transports the condensate by truck from the CPF for export. The contract was recently extended until 30 June 2024.

Proved reserves (all quantities are net to Sasol)

Our Mozambique proved reserves are contained in the Pande-Temane PPA and PSA assets. These represent the net economic interest volumes that are attributable to Sasol after the deduction of petroleum production tax taken in kind. The primary sales product is natural gas, with minor amounts of associated liquid hydrocarbons.

Changes to proved reserves

There was an increase of 284 billion cubic feet in proved gas reserves to 814 billion cubic feet due to a 229 billion cubic feet upward revision of previous estimates, and discoveries of 166 billion cubic feet related to the PSA asset, partially offset by production of 111 billion cubic feet.

Changes to proved developed reserves

Proved developed gas reserves increased by 176 billion cubic feet to 599 billion cubic feet. The increase was due to an upward revision of the previous estimates by 287 billion cubic feet partially offset by production of 111 billion cubic feet.

Proved undeveloped reserves converted to proved developed reserves

No volumes were converted from proved undeveloped to proved developed reserves during 2022.

Changes to proved undeveloped reserves

Proved undeveloped gas reserves increased by 108 billion cubic feet to 214 billion cubic feet due to discoveries of 166 billion cubic feet related to the PSA asset and a downward revision of 58 billion cubic feet of the previous estimates.

Proved undeveloped reserves remaining undeveloped

Proved undeveloped gas reserves, presently estimated to be 48 billion cubic feet, have remained undeveloped in the Pande-Temane PPA asset. The total proved volume (developed plus undeveloped) represents gas that will be recovered as part of the approved FDP and which is required to satisfy existing gas sales agreements. In order to optimise the timing of the capital expenditure required to convert undeveloped reserves to developed reserves, we regularly study production performance and review our plan for installation of additional compression and wells.

South Africa

Licence terms

In South Africa, we have an interest in one exploration licence.

Our subsidiary Sasol Africa (Pty) Ltd holds a 100% working interest (13 758,1 thousand undeveloped net acres) in the ER236 licence, offshore in the Durban Basin. Eni’s equity and operatorship were transferred to Sasol following a decision by Eni South Africa BV not to enter the Third Exploration Period. A decision is pending from the Petroleum Agency of South Africa (PASA) on Sasol’s application to enter the Third Exploration Period.

Activities

Exploration

An environmental impact assessment for future potential drilling activities in the block was submitted to (PASA) and the Environmental Authorisation was granted by relevant authorities on 26 August 2019. The Environmental Authorisation has been the subject of opposition by Non-Government Organisations (NGOs), who submitted an administrative appeal to the Minister of Department of Environment, Forestry and Fisheries (DEFF). The Minister however dismissed the appeal and upheld the Environmental Authorisation in a decision dated 18 December 2020. On 15 June 2021, an NGO, the South Durban Community Environmental Alliance (SDCEA), served Sasol and Eni with a Notice of Motion in respect of a Review Application, seeking to set aside the decision to grant the Environmental Authorisation. Sasol has since decided to oppose the motion.

Capitalised exploratory well costs

There were no exploratory well costs capitalised in South Africa.

Tabular natural oil and gas information

Developed and undeveloped acreage

The table below provides total gross and net developed and undeveloped acreage for our natural oil and gas assets by geographic area at 30 June 2022.

Natural oil and gas
acreage concentrations		South
at 30 June 2022(1)	Mozambique(2)	Africa	Total
Developed acreage
Gross	430,1	—	430,1
Net	301,1	—	301,1
Undeveloped acreage
Gross	2 326,9	13 758,1	16 085,0
Net	1 254,9	13 758,1	15 013,0
(1)	The table does not include acreage information (neither net nor gross) pertaining to: licences from which Sasol is in a formal process of withdrawing; licence areas proposed for relinquishment owing to local regulations; or new blocks Sasol is in a process of acquiring. See the map on page M-2 to M-3 for a representation of the affected areas.
(2)	Certain licences in Mozambique overlap as they relate to specific stratigraphic horizons.

Drilling activities

The table below provides the number of net wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2022.

Number of wells drilled for the
year ended 30 June	Mozambique	Gabon(5)	Canada(6)	Total
2020
Net development wells—productive(1)	—	0,8	1,5	2,3
Net stratigraphic test wells—development type(2)	—	0,6	—	0,6
2021
Wells being drilled—gross(3)	—	—	—	—
Wells being drilled—net(3)	—	—	—	—
2022
Net exploratory wells—dry(1)	—	—	—	—
Net exploratory wells—productive(1)	—	—	—	—
Net extension wells(4)—productive(1)	—	—	—	—
Net extension wells(4)—dry	—	—	—	—
Net development wells—productive(1)	2,8	—	—	2,8
Net development wells—dry(1)	—	—	—	—
Net stratigraphic test wells—exploratory type(2)	—	—	—	—
Net stratigraphic test wells—development type(2)	—	—	—	—
As at 30 June 2022
Wells being drilled—gross(3)	1,0	—	—	1,0
Wells being drilled—net(3)	1,0	—	—	1,0
(1)	A productive well is an exploratory, extension or development well that is not a dry well. A dry well is an exploratory, extension or development well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.
(2)	A stratigraphic test well is drilled to obtain information pertaining to a specific geological condition and is customarily drilled without the intent of being completed. Stratigraphic test wells are ‘exploratory type’ if not drilled in a known area or ‘development type’ if drilled in a known area.
(3)	The number of wells being drilled includes wells that have been drilled, but have not yet been mechanically completed to enable production. Wells which are awaiting only surface connection to a production facility are considered to be completed.
(4)	An extension well is a well drilled to extend the limits of a known reservoir.
(5)	Drilling activity included up to 25 February 2021, which was the effective date of divestment of our interests in the EMP in Gabon.
(6)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.

Capitalised exploratory well costs

The table below provides details about natural oil and gas capitalised exploratory well costs at the end of the last three years, showing additions, costs charged to expense and costs reclassified.

	2022	2021	2020

	(Rand in millions)
Capitalised Exploratory Well Costs
Balance at beginning of year	59,8	464,8	375,4
Additions for the year	(9,8)	(127,5)	46,7
Costs incurred(1)	—	5,1	(20,1)
Asset retirement obligation adjustments	(9,8)	(132,6)	66,8
Charged to expense for the year	—	(5,2)	44,9
Farm down proceeds	—	—	—
Exiting of licences	—	—	—
Costs reclassified to Capital Work in Progress	—	(272,6)	—
Translation of foreign entities	—	0,3	(2,2)
Balance at end of year	50,0	59,8	464,8

Capitalised Exploratory Well costs
Ageing at 30 June 2022	Mozambique	Total

	(Rand in millions)
1 to 5 years	—	—
over 5 years	50,0	50,0
(1)	Including actualisation of exploratory well cost written off in the previous years and excluding impact of Asset retirement obligation adjustments.

Oil and gas production facilities and productive wells

We operate production facilities in Mozambique.

The transaction to divest of all our interests in Canada closed on 29 July 2021.

The table below provides the production capacity at 30 June 2022.

Plant Description	Location	Design Capacity
Central Processing Facility	Pande-Temane PPA, Mozambique	491 MMscf/day gas

The table below provides the number of productive gas wells at 30 June 2022. A productive well is a producing well or a well that is mechanically capable of production.

Number of productive
wells 30 June 2022	Mozambique	Total
Productive gas wells
Gross	19,0	19,0
Net	13,3	13,3

Sales prices and production costs

The table below summarises the average sales prices for natural gas and petroleum liquids produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sale prices and production costs
for the year ended 30 June	Mozambique	Gabon(2)	Canada(3)

	(Rand per unit)
2020
Average sales prices
Natural gas, per thousand standard cubic feet	33,9	—	17,3
Natural liquids, per barrel	370,5	756,2	427,7
Average production cost(1)
Natural gas, per thousand standard cubic feet	6,1	—	20,9
Natural liquids, per barrel	—	426,9	—
2021
Average sales prices
Natural gas, per thousand standard cubic feet	24,2	—	27,0
Natural liquids, per barrel	369,2	737,7	434,7
Average production cost(1)
Natural gas, per thousand standard cubic feet	6,2	—	26,5
Natural liquids, per barrel	—	425,4	—
2022
Average sales prices
Natural gas, per thousand standard cubic feet	36,8	—	—
Natural liquids, per barrel	932,0	—	—
Average production cost(1)
Natural gas, per thousand standard cubic feet	10,2	—	—
Natural liquids, per barrel	—	—	—
(1)	Average production costs per unit of production are calculated according to the primary sales product.
(2)	Information included up to 25 February 2021, which was the effective date of divestment of our interests in the EMP in Gabon.
(3)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.

Transportation capacity

The table below provides details of the transportation capacity and location available to our Gas segment.

Design
Plant description	Location	capacity(1)
Gauteng transmission network	Gauteng	128 bscf/a
ROMPCO Pipeline	From Central Processing Facility (Mozambique) to Pressure Protection Station (Secunda) (865km)—From Mozambique to Secunda and Sasolburg	191 bscf/a
Secunda, Witbank and Middelburg pipeline	South Africa	11 bscf/a
Transnet Pipeline transmission pipeline	South Africa	23 bscf/a
(1)	Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate.

During 2021, a sale and purchase agreement was concluded in terms of which Sasol agreed to dispose of a 30% interest in ROMPCO. On 27 June 2021, two of the existing shareholders, the South African Gas Development Company Limited (iGas) and Companhia Moçambicana de Gasoduto S.A.R.L. (CMG), exercised their pre-emptive right to acquire

30% of our equity in ROMPCO. The transaction reached completion date on 29 June 2022, the date at which all conditions precedent were fulfilled. Sasol’s 30% interest has been sold for a consideration comprising an initial amount of R4,1 billion, subject to certain adjustments, and a deferred consideration of up to R1 billion, which is receivable if certain agreed milestones are achieved by 30 June 2024. Sasol retains a 20% interest in ROMPCO and will continue to operate and maintain the pipeline in terms of the commercial agreement between Sasol and ROMPCO, which is independent of the transaction. Sasol's agreements with ROMPCO to transport gas to Secunda are unaffected by the transaction and the tariffs remain as per the said agreements, which were approved by the National Energy Regulator of South Africa (NERSA).

CTRG is a 175MW gas-to-power generation facility, located at Ressano Garcia, Mozambique. A Sale Securities Purchase Agreement was signed with Azura Power Limited on 20 December 2020 for the divestment of our full shareholding in CTRG. The transaction reached completion effective on 29 April 2022 following the fulfilment of all conditions precedent.

Fuels—Plants and facilities

Our facilities in South Africa

Our main manufacturing facilities are located at Secunda Operations. Additionally, the Natref refinery, based in Sasolburg, is approximately 2 km2.

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

The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown.

	2022	2021	2020
Average sales price per barrel (rand per unit)	1 363,68	810,79	793,55
Average production cost per barrel (rand per unit)	948,36	779,16	644,74
Production (millions of barrels)	32,6	35,5	36,5

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

Further operation sites in the United States are located in Winnie and Greens Bayou in Texas, and Tucson, Arizona.

Refer to “Item 3.D—Risk factors” and “Item 5.B—Liquidity and capital resources” for further detail on the LCCP.

Our facilities in Eurasia

Our German operations are based at two locations, namely Brunsbüttel (site size approximately 2 million m2; plant size 500 000 m2) and Marl (site size approximately 160 000 m2; plant size 75 000 m2)

The operations in Italy are based at three locations. The primary facilities are at Augusta (site size approximately 1,36 million m2; plant size 510 000 m2) on the island of Sicily and Terranova (site size approximately 330 000 m2; plant size 160 000 m2) with a smaller site at Sarroch on the island of Sardinia.

The operations in China are based at two locations in Nanjing (Fangshui site size approximately 90 000 m2; plant size 4 000 m2; Zhaoqiaohe site size approximately 143 000 m2; plant size 3 600 m2).

Smaller operations can be found at the site Novaky in Slovakia.

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

Production capacity at 30 June 2022

Product Groups capacity(1)		C2-3 Olefins(2)	C5-8 Alpha Olefins	Polyolefins (3)	LAB (4) and Paraffin (5)	C1-5 Alcohols , Ketones and Acrylates	C6+ Alcohols (6)	Surfactants	EO and Derivatives (7)	Wax	Other	Others Description
Geographic Location	Main Business Divisions (8)	BC	BC	BC	ECC	PS	ECC	ECC	ECC, BC, PS	PS	All	All
(ktpa)
Americas		1,200	100	500	300		300	300	300		100
Lake Charles		X	X	X	X		X	X	X		X	Inorganics (9)
Winnie/ Greens Bayou											X	Aromatics (10)
Tucson											X	Inorganics
Eurasia					300		400	700	300		100
Germany	Marl						X	X	X		X	Aromatics
	Brunsbüttel						X				X	Inorganics
Italy	Augusta				X		X
	Sarroch				X
	Terranova							X
Slovakia	Novaky							X
China	Nanjing							X
Africa		1,600	400	1,200		1,000	100			300	900	(11)
Secunda		X	X	X		X	X				X	Ammonia, Carbon
Sasolburg		X		X		X				X	X	Ammonia, Aromatics
Durban										X
(1)	Within the individual product groupings, capacities are shown integrated. Capacities are rounded to the nearest 100kt. “X” indicates that the location produces the specific product grouping.
(2)	Ethylene and Propylene: Predominately used for internal production of derivatives. In the Americas, this represents our historic ethylene cracker plus Sasol’s 50% of our LIP JV cracker.
(3)	Polyethylene, Polypropylene and PVC. In the US, this represents Sasol’s 50% share in the LIP JV.
(4)	Linear Alkyl Benzene (LAB) in Eurasia partly used to produce Surfactants internally.
(5)	Paraffins mainly consumed for LAB production.
(6)	C6+ Alcohols partly used for production of Surfactants.
(7)	Ethylene Oxide (EO) and derivatives such as Butyl Glycol Ether (BGE), Mono Ethylene Glycol (MEG) and Amines. Ethylene Oxide predominantly used to produce Surfactants.
(8)	Business divisions include Performance Solutions (PS), Essential Care Chemicals (ECC), Advanced Materials (AM) and Base Chemicals (BC).
(9)	Inorganics in Europe and the US mainly as a co-product from the Alcohol-Ziegler process, part of our AM business division.
(10)	Aromatics: Further processing of Secunda value chain products in Sasolburg and the US: Phenol, cresylics and derivatives. Total global integrated Aromatics capacity is 100kt.
(11)	Predominantly Ammonia.

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments from the SEC staff regarding our periodic reports under the Securities Exchange Act of 1934 received not less than 180 days before 30 June 2022, that are considered material.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with our consolidated financial statements included in “Item 18—Financial Statements” as at 30 June 2022 and 2021, and for the years ended 30 June 2022, 2021 and 2020, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

For information regarding our financial overview and external factors impacting on our business, refer to the “Integrated Report—Chief Financial Officer’s performance overview” as contained in Exhibit 99.3.

The discussion on the 2020 financial results has not been included as this can be found under Item 5 of our Form 20-F for the year ended 30 June 2021, Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” and see “Item 3.D—Risk factors” for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

5.A Operating results

Results of operations

			Change		Change
	2022	2021	2022/2021	2020	2021/2020

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Turnover	275 738	201 910	37	190 367	6
Operating costs and expenses	(227 352)	(162 887)	40	(189 968)	(14)
Remeasurement items	9 903	(23 218)	(143)	(111 978)	(79)
Equity accounted profits/(losses), net of tax	3 128	814	(284)	(347)	(335)
Earnings/(loss) before interest and tax	61 417	16 619	(270)	(111 926)	(115)
Net finance costs	(5 876)	(5 902)	(0)	(6 381)	(8)
Earnings/(loss) before tax	55 541	10 717	418	(118 307)	(109)
Taxation	(13 869)	(185)	7 397	26 390	(101)
Earnings/(loss)	41 672	10 532	296	(91 917)	(111)

Financial review 2022

●	For information regarding our financial condition, and an overview of our results refer “Integrated Report— Chief Financial Officer’s performance overview” as contained in Exhibit 99.3.
●	For information on changes in our financial condition, and overall financial performance refer “Integrated Report— Chief Financial Officer’s performance overview” as contained in Exhibit 99.3.

Turnover

Turnover consists of the following categories.

			Change		Change
	2022	2021	2022/2021	2020	2021/2020

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Sale of products	272 010	199 210	37	187 277	6
Services rendered	1 564	1 450	8	1 647	(12)
Other trading income	2 164	1 250	73	1 443	(13)
Turnover	275 738	201 910	37	190 367	6

The primary factors contributing to the changes in turnover were.

	Change		Change
	2022/2021		2021/2020
	(Rand in		(Rand in
	millions)	(%)	millions)	(%)
Turnover, 2021 and 2020	201 910		190 367
Exchange rate effects	(5 581)	(3)	(122)	(1)
Product prices	95 962	48	14 002	7
—crude oil	42 392	21	3 439	2
—other products	53 570	27	10 563	6
Net volume changes	(16 199)	(8)	(1 301)	(1)
Other effects	(354)	0	(1 036)	(1)
Turnover	275 738	37	201 910	6

Operating costs and expenses

Operating costs and expense consists of the following categories.

			Change		Change
	2022	2021	2022/2021	2020	2021/2020

	(Rand		(%)	(Rand	(%)
	in millions)			in millions)
Materials, energy and consumables used	(126 991)	(85 370)	49	(90 109)	(5)
Selling and distribution costs	(8 677)	(8 026)	8	(8 388)	(4)
Maintenance expenditure	(13 322)	(12 115)	10	(10 493)	15
Employee-related expenditure	(32 455)	(32 848)	(1)	(30 667)	7
Exploration expenditure and feasibility costs	(366)	(295)	24	(608)	(51)
Depreciation and amortisation	(14 073)	(17 644)	(20)	(22 327)	(21)
Translation gains/(losses)	693	5 510	(87)	(6 542)	184
Other operating expenses	(35 195)	(14 123)	149	(22 280)	(37)
Other operating income	3 034	2 024	50	1 446	40
Operating costs and expenses	(227 352)	(162 887)	40	(189 968)	(14)

Materials, energy and consumables used. Materials, energy and consumables used in 2022 amounted to R126 991 million, an increase of R41 621 million, or 49%, compared with R85 370 million in 2021, which decreased by 5% from R90 109 million in 2020. The increase in these costs between 2022 and 2021 was mainly due to price increase for major feedstock , raw materials and increased finished product import costs and crude oil input costs.

Selling and distribution costs. These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2022 amounted to R8 677 million, which represents an increase of R651 million, or 8%, compared with R8 026 million in 2021, which decreased by R362 million, or 4%, compared with R8 388 million in 2020. The variation in these costs was mainly attributable to increased freight, packaging and shipping costs due to higher quantities of LLDPE and LDPE sold during 2022 through Equistar. Selling and distribution costs represented 3% of sales in 2022, 4% of sales in 2021, and 4% of sales in 2020.

Maintenance expenditure. Maintenance expenditure in 2022 amounted to R13 322 million, which represents an increase of R1 207 million, or 10%, compared with R12 115 million in 2021, which increased by R1 622 million, or 15%, compared with R10 493 million in 2020. Maintenance expenditure increased in 2022 compared to 2021 mainly due to inflation, significant roll-overs in maintenance from previous years throughout our operations and increase in US operations mainly due to planned ethylene East cracker turnaround.

Employee-related expenditure. Employee-related expenditure amounted to R32 455 million, which represents a decrease of R 393 million in 2022, or 1%, compared with R32 848 million in 2021, which increased by R2 181 million, or 7%, from 2020.

This amount includes labour costs of R32 141 million (2021— R31 683 million and 2020— R30 266 million) and a share-based payment charge to the income statement of R1 139 million , (2021— R1 905 million and 2020— R1 741 million ).

This is mainly due to decrease on employee provisions and share-based payment expenses which was attributable to Khanyisa shares that vested in the prior years.

Exploration expenditure and feasibility costs. Exploration expenditure and feasibility costs in 2022 amounted to R366 million, which represents an increase of R71 million, or 24%, compared with R295 million in 2021, which decreased by R313 million compared with R608 million in 2020. The increase in 2022 as compared to 2021 was largely attributable to an increase in activities on our projects portfolio due to delayed execution and rescheduling of planned activities from 2021 to 2022.

Depreciation and amortisation. Depreciation and amortisation in 2022 amounted to R14 073 million, which represents a decrease of R3 571 million, compared with R17 644 million in 2021, which decreased by R4 683 million compared with R22 327 million in 2020. The decrease in depreciation relates to asset disposals and the favourable impact of prior year impairments in the South Africa value chain on the current year’s depreciation.

Translation gains/(losses). Translation gains arising primarily from the translation of monetary assets and liabilities, amounted to R693 million in 2022, as compared to a R5 510 million in 2021 and a R6 542 million loss in 2020. This is the effect of the weakening of the Rand on translation of foreign operations to R16,28 at 30 June 2022 compared to R14,28 at 30 June 2021.

Other operating expenses. Other operating expenses in 2022 amounted to R35 195 million, an increase of R21 072 million, compared to R14 123 million in 2021, which decreased by R8 157 million from R22 280 million in 2020.

This amount includes:

●	insurance costs of R710 million (2021— R739 million and 2020— R681 million);
●	information technology of R2 745 million (2021— R2 563 million and 2020— R2 469 million);
●	hired labour of R694 million (2021— R565 million and 2020— R844 million);
●	audit remuneration of R131 million (2021— R136 million and 2020— R144 million);
●	professional fees of R1 916 million (2021— R2 828 million and 2020— R2 067 million);
●	loss on derivative instruments (including crude oil instruments, foreign exchange instruments, ethane swaps and interest rate swaps) of R18 325 million mainly due to the group's hedging activities, (2021— R2 282 million profit and 2020— R6 997 million loss;)

●	increase in rehabilitation provisions of R866 million (2021—decrease of R361 million and 2019— decrease of R2 078 million); and
●	other expenses of R9 847 million (2021— R10 022 million and 2020— R10 738 million), a decrease of R175 million in 2022 and a decrease of R716 million in 2021.

Other operating income. Other operating income in 2022 amounted to R3 034 million, which represents an increase of R1 010million, or 50%, compared with R2 024 million in 2021. In 2020, other operating income amounted to R1 446 million or 40% compared to 2021.

Share of profits from equity accounted investments

			Change		Change
	2022	2021	2022/2021	2020	2021/2020

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Profit/(loss) before tax	4 809	1 230	291	(129)	(1 052)
Tax	(1 681)	(416)	304	(218)	91
Share of profits/(losses) of equity accounted investments, net of tax	3 128	814	284	(347)	(334)
Remeasurement items, net of tax	—	23	—	—

The share of profits of equity accounted investments (net of tax) amounted to R3 128 million in 2022 as compared to R814 million in 2021 and a loss of R347 million in 2019. ORYX GTL contributed R3 019 million to equity accounted earnings, increasing by more than 100% compared to the prior year, attributable to a solid operational performance during the financial year and improving macro-economic factors.

Remeasurement items

For information regarding the remeasurement items recognised, refer to “Item 18—Financial Statements—Note 9 Remeasurement items affecting operating profit”.

Finance costs and finance income

For information regarding finance costs incurred and finance income earned, refer to “Item 18—Financial Statements—Note 7 Net finance costs”.

The decrease in finance costs is mainly due to lower interest paid as a result of a partial repayment of our revolving credit facility and the settlement term loans.

Tax

The effective tax rate increased to 25% in 2022 compared to 1.7% in 2021. The low rate in 2021 was mainly a result of tax losses utilised. The effective corporate tax rate is 3,0% lower than the South African corporate income tax rate of 28%, mainly due to the realisation of Foreign Currency Translation Reserve (FCTR) on the disposal of our Canadian shale gas assets and European Wax business, through the income statement. For further information regarding the tax charge, refer to “Item 18—Financial Statements—Note 12 Taxation”.

Non-controlling interests

For information regarding our non-controlling interests, and their share of profit, refer “Item 18—Financial Statements—Note 23 Interest in significant operating subsidiaries”.

Profits attributable to non-controlling interests in subsidiaries of R2 716 million increased by R1 216 million, or 81%, from R1500 million in 2021, which was an increase of R1 663 million or 1 020% from a loss of R163 million in 2020.

The increase in earnings attributable to non-controlling interests in 2022 is largely attributable to an increase in the profits attributable to the non-controlling interests in Sasol subsidiaries due to higher sales volumes resulting from the easing of COVID-19 lockdown restrictions in South Africa, and higher BFP prices as a result of the conflict between Russia and Ukraine. The substantial increase in earnings attributable to non-controlling interests in 2021 is also largely attributable to the above (with the exception of the conflict between Russia and Ukraine), higher BFP prices and a recovering Southern African economic performance, partially offset by the impact of the stronger rand/US dollar exchange rate.

Financial review 2021

Group results

Loss before interest and tax of R111,9 billion in 2020 increased (more than 100%) by R128,5 billion to a profit before interest and tax of R16,6 billion in 2021. This was largely due to significant decrease in remeasurement items of R88.8 billion and an increase in revenue (6%) as a result of recovery of economic conditions and decrease in operating costs underpinned by a strong cost, working capital and capital expenditure performance, despite the continued impacts of the COVID-19 pandemic and adverse weather events. During 2021, the rand/US dollar exchange rate averaged R15,40 compared to R15,69 for the prior year. The chemicals business benefited from stronger chemical basket prices (US$/t), which were 17% higher compared to the prior year. In 2021, oil prices averaged at US$54,20/bbl.

Items which materially impacted earnings before interest and tax

During 2021, earnings were impacted by the following significant items:

●	a net remeasurement items expense of R23 billion compared to a R112 billion expense in the prior year. Included in the remeasurement items is the impairment of the Secunda liquid fuels refinery CGU of R24,5 billion, our South African wax business of R7,9 billion, our Chlor Alkali and PVC CGU of R1,1 billion, our US Phenolics assets of R0,5 billion and impairment reversals of our Ethylene Oxide/Ethylene Glycol (EO/EG) and Canadian shale gas assets of R4,9 billion and R0,5 billion respectively
●	translation gain of R5,5 billion compared to a R6,5 million loss in 2020. This was mainly due to the translation of monetary assets and liabilities. The rand strengthened against the US dollar throughout 2021, with the closing exchange rate having strengthened by 21% to R14,28 at 30 June 2021 compared to R17,33 at 30 June 2020; and
●	losses on derivative instruments (including crude oil instruments, foreign exchange instruments, ethane swaps and interest rate swaps) of R18 325 million, compared to gain of R2 282 million in 2021 mainly due to due to the spike in the crude oil prices ($73/barrel to $123/barrel) which was not anticipated in the trading strategy and losses of R422 million recognised on the foreign exchange derivatives.

Segment review—results of operations

Reporting segments are identified in the way in which the President and Chief Executive Officer organises segments within our group for making operating decisions and assessing performance. The segment overview included below is based on our segment results. Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party. Refer to Business segment information “Item 18—Financial Statements—Segment information” for further detail regarding turnover and EBIT per segment.

Refer also to “Integrated Report—Preserving and maximising value creation – our distinctive value chains” as contained in Exhibit 99.4.

Energy Business

Mining

			Change		Change
	2022	2021	2022/2021	2020	2021/2020

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	6 370	2 025	215	1 343	51
Inter-segment turnover	18 016	19 679	(8)	18 548	6
Total turnover	24 386	21 704	12	19 891	9
Operating costs and expenses(1)	(20 930)	(18 477)	13	(17 135)	8
Earnings before interest and tax	3 456	3 227	7	2 756	17
EBIT margin %	14	15		14
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2022 compared to 2021

Total turnover increased by 12% from R21 704 million to R24 386 million. Earnings before interest and tax of R3 456 million represents an increase of 7% compared to the prior year, mainly due to higher export coal prices which was negated by increased external coal purchases, Transnet Freight Rail performance issues, coal supply challenges to the Secunda market and increases in labour and maintenance cost.

Production was negatively impacted by high severity incidents, as well as the slower ramp-up of the full calendar operations (Fulco) integrated shift system which was implemented during June 2021 at our Secunda collieries. However, productivity increased during the last quarter of the year. The full year productivity was 984 t/cm/s compared to 1 131 t/cm/s for the prior year. Lower productivity resulted in an increase in external coal purchases, negatively impacting earnings before interest and tax.

The Secunda Operations coal stockpile increased during the last quarter of the year, closing at more than 1,8 mt which is above our optimal internal stockpile target range.

Results of operations 2021 compared to 2020

Total turnover increased by 9% from R19 891 million to R21 704 million. Earnings before interest and tax of R3 227 million represents an increase of 17% when compared to the prior year, mainly due to higher sales volumes, higher export sales prices and lower external coal purchases, offset by higher depreciation and an unfavourable stock movement.

Productivity of 1 131/t/cm/s was lower than expected, which necessitated more than planned external coal purchases to meet demand from Secunda Operations. To improve productivity sustainably going forward, we have implemented the Fulco integrated shift system across all Secunda mines, with the last mine rollout completed in June 2021, two months earlier than planned.

For further analysis of our results refer to an Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

Gas

			Change		Change
			2022/		2021/
	2022	2021	2021	2020	2020

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	7 789	7 321	6	8 350	(12)
Inter-segment turnover	4 152	3 669	13	4 069	(10)
Total turnover	11 941	10 990	9	12 419	(12)
Operating costs and expenses(1)	2 681	(4 334)	(162)	(6 892)	(37)
Earnings before interest and tax	14 622	6 656	120	5 527	20
EBIT margin %	>100	61		45
(1)	Operating costs and expenses net of other income including exploration costs, remeasurement items and depreciation.

Results of operations 2022 compared to 2021

Total turnover increased by 9% from R10 990 million to R11 941 million mainly due to a 10% increase in methane rich gas sales volumes as the market started to return to pre-COVID-19 levels and higher gas selling prices in South Africa. This was partially negated by a 1% decrease in natural gas sales volumes compared to the prior year. During the last quarter of the year, overall gas sales volumes were negatively impacted by the severe flooding in the KwaZulu-Natal province of South Africa.

Earnings before interest and tax increased by more than 100% to R14 622 million compared to R6 656 million in the prior year and includes a profit of R4 880 million from the disposal of our Canadian sale gas assets mainly related to the realisation of the foreign currency translation reserve, a profit on disposal of R3 728 million related to the sale of 30% of our 50% interest in the Republic of Mozambique Pipeline Investments Company (ROMPCO) and a R156 million profit on disposal of our interest in Central Térmica de Ressano Garcia (CTRG).

Excluding remeasurement items, earnings before interest and tax was further positively supported by lower depreciation as a result of various asset disposals compared to the prior year. This was partially offset by the impact of the weaker closing Rand/US dollar exchange rate on the translation of our Mozambique foreign operations, increase in rehabilitation provisions and higher costs associated with the Mozambique drilling campaign.

In Mozambique, our gas operations performed better than expected. Production volumes of 111,2 bscf were 3% lower than the prior year due to the delay in drilling campaign that started on 7 August 2021. The results from the four wells drilled to date are in line with reservoir quality expectations.

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

For further analysis of our results refer to “Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

Fuels

			Change		Change
			2022/		2021/
	2022	2021	2021	2020	2020

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	100 988	59 393	70	60 816	(2)
Inter-segment turnover	1 976	1 256	57	1 737	(28)
Total turnover	102 964	60 649	70	62 553	(3)
Operating costs and expenses(1)	(75 005)	(78 819)	(5)	(74 162)	6
Earnings/(loss) before interest and tax	27 959	(18 170)	254	(11 609)	57
EBIT margin %	27	(30)		(19)
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2022 compared to 2021

Total turnover increased by 70% from R60 649 million in the prior year to R102 964 million mainly due to a favourable macro-economic environment, with higher crude oil prices and refining margins, coupled with increased demand following the easing of COVID-19 lockdown restrictions globally. Liquid fuels sales volumes were 2% higher compared to the prior year due to a recovery in demand.

Earnings before interest and tax increased by more than 100% from a loss of R18 170 million in the prior year to a profit of R27 959 million and was further supported by lower depreciation due to impairments recognised in prior years, partially offset by lower production at Secunda operations, associated with coal supply and coal quality, as well as higher electricity costs due to the reallocation of gas to produce final product.

Secunda Operations production volumes of 6,9mt was 10% lower than the prior year, mainly as a result of the shutdown that was postponed in the prior year to 2022, coal supply and coal quality challenges at Mining, as well as other operational instabilities which have largely been resolved. External purchases increased by 3,2 million barrels compared to the prior year to meet demand during the Secunda operations shutdown and to mitigate supply constraints following production challenges and the planned shutdown at Natref. Natref delivered a run rate of 555 m³/h which was 7% higher than the prior year.

ORYX GTL contributed R3 019 million to earnings before interest and tax compared to R719 million during the prior year, mainly as a result of higher Brent crude oil prices and an improvement in the utilisation rate. ORYX GTL achieved an average utilisation rate of 89% for the year.

Results of operations 2021 compared to 2020

Total turnover decreased by 3% from R62 553 million in the prior year to R60 649 million mainly due to lower product prices and the stronger rand/US dollar exchange rate, partly offset by improved Brent crude oil prices and higher sales volumes. Demand for diesel recovered to above pre-COVID-19 levels, while petrol demand remains between 90 to 95% of pre-COVID-19 levels. Jet fuel demand continues to remain constrained. Liquid fuel sales volumes of 54,2 million barrels were 3% higher than the prior year.

Loss before interest and tax of R18 170 million includes an impairment of R24,5 billion relating to our Secunda liquid fuels refinery CGU, resulting mainly from a stronger rand/US dollar exchange rate and lower long-term oil price outlook over the remaining life of the CGU which impacted negatively on the forecasted Basic Fuel Price (BFP), despite the short-term recovery in oil prices.

Excluding remeasurement items, our profitability increased more than 100% compared to the prior year, mainly due to higher production at Secunda and the benefit of Natref procuring crude oil at much lower prices at the start of the year.

Secunda operations production volumes of 7,6mt for 2021 were 3% higher than the prior year with the benefit of the September 2020 phase shutdown which was replaced by a ‘pitstop’ shutdown in May 2020. However, the increase in volumes was partly offset by some operational challenges. At Natref, together with our partner, we reduced our run rates to respond to lower market demand.

ORYX GTL contributed R719 million to earnings before interest and tax, increasing by more than 100% compared the prior year due to a solid operational performance post the extended shutdown during the first half of the financial year.

For further analysis of our results refer to “Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

Chemicals Business

Chemicals Africa

			Change		Change
			2022/		2021/
	2022	2021	2021	2020	2020

	(Rand in		(%)	(Rand in	(%)
	millions)			millions)
External turnover	64 054	58 260	10	51 600	13
Inter-segment turnover	3 221	2 337	38	2 710	(14)
Total turnover	67 275	60 597	11	54 310	12
Operating costs and expenses(1)	(43 203)	(53 640)	(19)	(71 345)	(25)
Earnings/(loss) before interest and tax	24 072	6 957	246	(17 035)	(141)
EBIT margin %	36	11		(31)
(1)	Operating costs and expenses net of other income.

Results of operations 2022 compared to 2021

Total turnover increased by 11% from R60 597 million in 2021 to R67 275 million in 2022, mainly driven by higher sales prices despite lower sales volumes. The average sales basket price (US$/ton) for the financial year was 29% higher compared to the prior year due to a combination of improved demand, higher oil prices and reduced market supply following the continued global supply chain challenges during the COVID-19 pandemic. Sales volumes were 14% lower than Fiscal Year 2021 (FY21) following operational challenges in Secunda and Sasolburg earlier in the year and lower Q4 of FY22 sales due to supply chain damage caused by the April 2022 floods in Kwa-Zulu Natal (KZN), South Africa which resulted in export shipment delays.

Earnings before interest and tax increased by R17 115 million from a profit of R6 957 million in 2021 to a profit of R24 072 million in 2022, while the EBIT margin increased from 11% to 36%.

The increase in the earnings before interest and tax is largely attributable to the aforementioned increase in turnover and reduction in impairments recognised year on year. The Chemicals Africa segment recognised a reversal of impairment of R1,4 billion compared to impairment of R9 billion recognised in 2021. The reversal of impairment related to the Chemical Work-Up and Heavy Alcohols cash-generating unit largely due to a higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the COVID-19 pandemic.

The disposal of the sodium cyanide business was not concluded in 2022 with an appeal process currently underway following the prohibition of the disposal by the South Africa Competition Commission.This transaction is still expected to be concluded within the next six to twelve months, subject to the outcome of the appeal process.

Results of operations 2021 compared to 2020

Total turnover increased by 12% from R54 310 million in 2020 to R60 597 million in 2021, mainly as a result of a 14% increase in the average basket sales price (US$/ton). Sales volumes for the year were 1% higher compared to the prior year despite the ongoing COVID-19 global pandemic and a power outage at the Sasolburg site caused by a severe storm at the end of December 2020.

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

Impairments were recognised in FY21 totalling R9 billion, R14,9 billion lower than prior year for both our Wax (R7,9 billion) and Chlor-Vinyls (R1,1 billion) cash-generating units. The 2021 impairments were largely due to higher costs associated with gas feedstocks, lower planned sales volumes, the stronger rand/US dollar exchange rate and the planned divestiture of our sodium cyanide business separated from the Chlor-Vinyls Business.

In line with our asset disposal programme, on 9 July 2021, we concluded an agreement to sell our sodium cyanide business. This transaction is expected to be concluded within the next six to twelve months.

For further analysis of our results refer to “Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

Chemicals America

			Change		Change
			2022/		2021/
	2022	2021	2021	2020	2020

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	41 496	29 358		28 721	2
Inter-segment turnover	430	2		88	(98)
Total turnover	41 926	29 360	43	28 809	2
Operating costs and expenses(1)	(40 945)	(21 244)	93	(106 365)	(80)
Earnings/(loss) before interest and tax	981	8 116	(88)	(77 556)	(110)
EBIT margin %	2	28		(269)
(1)Operating costs and expenses net of other income.

Results of operations 2022 compared to 2021

Total turnover increased by 43% from R29 360 million to R41 926 million mainly driven by higher sales prices despite lower sales volumes. The average sales basket price (US$/ton) for the financial year was 58% higher compared to the prior year due combination of improved demand as COVID-19 restrictions were lifted, higher oil and energy prices and reduced market supply due to residual global supply chain challenges from the COVID-19 pandemic. Sales volumes for the year were 10% lower than the prior year largely due to the divestments of 50% of our Base Chemicals assets in December 2020.

Earnings before interest and tax of R981 million was 88% lower compared to the prior period of R8 116 billion with the current and prior period impacted by remeasurement items. EBIT was positively impacted by a reduction in asset disposal costs offset by higher labour-related costs and inflation. Excluding remeasurement items, EBIT increased by more than 100% compared to the prior period.

Remeasurement items for the financial year include a R2,5 billion scrapping following an asset transfer between Sasol and LIP JV as part of the finalization of the US Base Chemicals divestment at Lake Charles. This compares to remeasurement items of R7,3 billion in 2021 which included a net reversal of impairment of R4,5 billion and a gain on reclassification of foreign currency translation reserve of R3,3 billion associated with the 2021 divestments.

Results of operations 2021 compared to 2020

Total turnover increased by 2% from R28 721 million to R29 358 million mainly driven by higher sales prices despite lower sales volumes. The average sales basket price for the financial year was 24% higher compared to the prior year due to a combination of improved demand, higher oil prices and reduced market supply due to the weather-related events and global supply chain challenges resulting from the continued COVID-19 pandemic. Sales volumes were 16% lower than the prior year, impacted by two hurricanes, the Arctic winter storm and divestment of a portion of Sasol’s Base Chemical business.

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

Earnings before interest and tax increased from a loss of R77 556 million to a profit of R8 116 million mainly due to the aforementioned higher prices, gains from asset divestitures and a reduction of net impairments recognised year on year. The increase in cash fixed cost was largely in line with inflation despite the recognition of labour-related accruals which were absent in the prior year and further influenced by the aforementioned divestments, hurricane repair costs, beneficial operation of the LCCP units in 2020 and 2021 cash conservation efforts.

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

For further analysis of our results refer “Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

Chemicals Eurasia

			Change		Change
			2022/		2021/
	2022	2021	2021	2020	2020

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	55 011	45 539	21	39 537	15
Inter-segment turnover	408	499	(18)	452	10
Total turnover	55 419	46 038	20	39 989	15
Operating costs and expenses(1)	(47 867)	(41 358)	16	(40 883)	1
Earnings/(loss) before interest and tax	7 552	4 680	61	(894)	(623)
EBIT margin %	14	10		(2)
(1)	Operating costs and expenses net of other income.

Results of operations 2022 compared to 2021

Total turnover increased by 20% from R46 038 million to R55 419 million resulting from increased sales prices despite lower sales volumes for the period. The average sales basket price (US$/ton) for the financial year was 37% higher compared to the prior period reflecting the increase in energy prices, feedstock costs and logistic rates associated with the ongoing conflict between Russia and Ukraine, supply chain constraints as well as COVID-19-related market restrictions including lockdowns in China. Sales volumes decreased by 11% compared to the prior period, largely due to reduced Wax volumes within our Performance Solutions division following the disposal of the Wax business at the end of February 2022.

Operating costs and expenses increased by 16%, also reflecting the sharp increase in energy-, feedstock- and other operating costs, despite the absence of costs related to our Wax business, since March 2022.

Earnings before interest and tax increased from R4 680 million to R7 552 million, mainly as a result of the remeasurement items recorded in 2022.

Remeasurement items for the financial year consist largely of a R2 924 million gain on reclassification of foreign currency translation reserves associated with the disposal of the Wax business.

Results of operations 2021 compared to 2020

Turnover increased by 15% from R39 989 million to R46 038 million resulting from a combination of higher sales prices and sales volumes across a broad range of our product offering. Earnings before interest and tax increased from a loss of R894 million to a profit of R4 680 million mainly as a result of the absence of the significant impairments recorded in 2020 of R3 395 million, as well as the generally improved macro-economic environment in Europe and Asia, impacting positively on both sales prices and volumes, despite certain of our products and markets still being impacted by COVID-19.

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

For further analysis of our results refer to “Integrated Report— Operational performance summary” as contained in Exhibit 99.6

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

In addition to the items below, “Item 18—Financial Statements” are incorporated by reference.

For accounting policies and areas of judgements relating to:

●	Going concern assumption, refer “Item 18—Financial Statements—Note Statement of Compliance”;
●	Valuation of share-based payments, refer “Item 18—Financial Statements—Note 35 Share-based payment reserve”;
●	Impairments, refer “Item 18—Financial Statements—Note 9 Remeasurement items affecting operating profit”;
●	Long-term provisions, refer “Item 18—Financial Statements—Note 32 Long-term provisions”;
●	Post-retirement benefit obligations, refer “Item 18—Financial Statements—Note 34 Post-retirement benefit obligations”;
●	Useful economic lives of assets and depreciation of coal mining assets,
“Item 19—Financial Statements—Note 19 Property, plant and equipment”;
●	Recognition of deferred tax assets and utilisation of tax losses, refer “Item 18—Financial Statements—Note 14 Deferred tax and Note 12 Taxation”; and
●	Determination of whether an arrangement contains a lease, incorporating optional lease periods and determining the incremental borrowing rate in accordance with IFRS 16 Leases, refer “Item 18—Financial Statements—Note 17 Leases”.

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

Our reported natural oil and gas reserves are estimated quantities based on SEC reporting regulations. Additionally, we require that the estimated quantities of oil and gas and related substances to be produced by a project be sanctioned by all internal and external parties to the extent necessary for the project to enter the execution phase and sufficient to allow the consequent products to be brought to market. See “Item 4.D—Property, plants and equipment”.

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

Refer to “Table 5—Standardised measure of discounted future net cash flows relating to proved reserves”, on page G-6 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2022 and to “Table 6—Changes in the standardised measure of discounted net cash flows”, on page G-7.

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

5.B Liquidity and capital resources

Liquidity, cash flows and borrowings

Based on our funding plan, our liquidity headroom remains well above US$1 billion as at 30 June 2022, with available rand- and US dollar-based funds improving as we advance with our focused management actions. We continue to assess our mix of funding instruments to ensure that we have funding from a range of sources and a balanced maturity profile. We manage our liquidity risk by effectively managing our working capital, capital expenditure and cash flows from both operating cash flows and disposals of assets. We finance our capital expenditure from funds generated out of our business operations and borrowing facilities.

For information regarding our funding cash flows and liquidity, refer “Item 18—Financial Statements—Note 16 Long-term debt, Note 17 Leases, and Note 18 Short-term debt” which includes an overview of our banking facilities and debt arrangements.

For more information regarding the impact of liquidity on our going concern assumption—refer “Item 18—Financial Statements—Note 39 Financial risk management”.

For information regarding the company’s cash flow requirements refer to the “Integrated Report—Performance Overview—Chief Financial Officer’s review” as contained in Exhibit 99.3. The following table provides a summary of our cash flows for each of the three years ended 30 June 2022, 2021 and 2022.

	2022	2021	2020

(Rand in millions)
Net cash retained from operating activities	40 250	34 043	29 730
Net cash(used in) /received from investing activities	(15 077)	25 093	(38 550)
Net cash (used in)/generated by financing activities	(14 953)	(58 265)	25 112

Cash flows retained from operating activities include the following significant items.

	2022	2021	2020

	(Rand in millions)
Cash generated by operating activities	56 138	45 114	42 384
Income tax paid	(13 531)	(5 280)	(5 659)
Dividends paid	(49)	(46)	(31)

The cash generated by our operating activities is applied first to fund our operations, pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is then invested based on our updated capital allocation framework which is aimed at driving maximum shareholder return.

Operating activities

Cash generated by operating activities in 2022 increased by 24% to R56 138 million, largely attributable to the business improvement efforts, such as our comprehensive response plan and improvement in macro-economic conditions.

For further information regarding our cash flow generation, refer “Integrated Report—Performance Overview—Chief Financial Officer’s review” as contained in Exhibit 99.3.

Investing activities

Net cash used in investing activities decreased to R15 077 million in 2022 as compared to net cash received from investing activities of R25 093 million in 2021.

Cash flows utilised in investing activities include the following significant items.

	2022	2021	2020

	(Rand in millions)
Additions to non-current assets(1)	(23 269)	(18 214)	(41 935)
Proceeds on disposals and scrappings	8 484	43 214	4 285
(1)	Includes additions to property, plant and equipment; assets under construction and other intangible assets.

For information regarding cash flows from investing activities refer “Integrated Report—

Performance Overview—Chief Financial Officer’s review” as contained in Exhibit 99.3.

For information regarding cash flows from additions and disposals, refer “Item 18—Financial Statements—Note 19 Property, plant and equipment” and “Note 10 Disposals and scrapping”.

For details of our additions to non-current assets, and the projects to which these relate, refer to “Item 18—Financial Statements—Note 19 Property, plant and equipment ”.

For details of our capital commitments refer to “Item 18—Financial Statements—Note 19 Property, plant and equipment”.

Financing activities

Net cash used in financing activities increased to R14 953 million in 2022 as compared to net cash used in financing activities of R58 265 million in 2021.

The reason for the variance was less debt paid in 2022 compared to 2021. The loan repaid in 2022 relates mainly to repayments on the revolving credit facility while 2021 relates to repayment of the revolving credit facility of R55,4 billion ($3,6 billion) the term loans of R5,4 billion (US$350 million) and the syndicated loan and commercial banking facilities of R19,7 billion.

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

Our debt as at 30 June comprises the following.

	2022	2021	2020

	(Rand in millions)
Long-term debt, including current portion	104 834	102 643	167 197
Lease liabilities, including current portion	16 034	15 677	17 719
Short-term debt	82	60	21 888
Bank overdraft	173	243	645
Total debt	121 123	118 623	207 449
Less cash (excluding cash restricted for use)	(40 577)	(28 981)	(32 932)
Net debt	80 546	89 156	174 517

As at 30 June 2022, we had R2 563 million (2021— R2 250 million) in cash restricted for use. Refer to “Item 18—Financial Statements—Note 28 Cash and cash equivalents” for a breakdown of amounts included in cash restricted for use.

The group has borrowing facilities with major financial institutions and debt securities of R 105 142 million (2021— R102 972 million; 2020— R163 216 million). Of these facilities and debt instruments, R104 454 million (2021—R102 295 million; 2020— R189 354 million) has been utilised at year end.

Long-term debt of R104 834 million increased by R2 191 million compared to 2021 Refer to “Item 18— Financial Statements—Note 16 Long-term debt”,

for a breakdown of our banking facilities and the utilisation thereof.

There were no events of default for the years ended 30 June 2022 and 30 June 2021.

Included in the above-mentioned borrowing facilities is our commercial paper programme of R8 billion. There is R5,8 billion in available facilities under the commercial paper programme at 30 June 2022 Further, a revolving credit facility (RCF) of US$2 845 million is available to the group for further funding requirements.

In August 2019, Sasol issued its inaugural paper to the value of R2 176 million in the local debt market under the current Domestic Medium Term Note programme, at 130 basis points above three-month Johannesburg Interbank Average Rate, repayable in August 2022. The net proceeds from the notes issue were used for general corporate purposes and to refinance existing facilities.

The net debt: EBITDA ratio as at 30 June 2022 computed to 0.84 times, which was below the original covenant level. We have and continue to reduce the size of our outstanding debt balances, primarily the RCF.

Financial instruments and risk

Refer to “Item 11—Quantitative and qualitative disclosures about market risk” for a breakdown of our liabilities summarised by fixed and floating interest rates.

Debt profile and covenants

The information set forth under “Item 18—Financial Statements—Note 16 Long-term debt” is incorporated by reference.

Capital commitments

Refer “Item 18—Financial Statements—Note 19 Property, plant and equipment”.

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

The revised FDP, which includes Pande reservoirs, was submitted to the GoM for approval and is devised to ensure that the continued development of the project is founded on sound economic principles, provides an optimal economic return, maximises government’s income from royalties, profit share and taxes, and reduces the risk of a sub-economic development. The revised FDP of the PSA was approved by the GoM on 29 September 2020. The main objectives of the revised PSA Development are to enable CTT gas supply, ensure economic production of the gas volumes in excess of those reserved for CTT by selling these to Sasol, optimise LPG production, optimise gas recovery by flexible development of gas reservoirs to ensure optimal field development and optimise liquids recovery.  On 19 February 2021, the Board approved the FID with an estimated project cost of US$760 million. The project execution has been delinked from CTT financial close and execution commenced in quarter three of calendar 2021. CTT financial close occurred on 8 December 2021. The PSA project’s Initial Gas Production and Integrated Surface Facility schedules are tracking to plan with project cost also within approved commitments.

Contractual obligations/commitments.

The following significant undiscounted contractual obligations existed at 30 June 2022

	Total	Within	1 to 5	More than
Contractual obligations	amount	1 year	years	5 years

(Rand in millions)
Bank overdraft	173	173	—	—
Capital commitments	45 284	27 719	17 565	—
Environmental and other obligations	18 015	1 465	5 429	11 121
External long-term debt(1)	123 107	25 981	66 256	30 870
External short-term debt	82	82	—	—
Lease liabilities(1)	27 113	2 671	7 255	17 082
Post-retirement healthcare obligations(2)	3 804	276	965	2 563
Post-retirement pension obligations(2)	6 179
Purchase commitments(3)	198 924	50 642	67 042	81 240
Share-based payments	—	—	—	—
Total	422 681	109 009	164 512	142 876

(1)Include interest payments.

(2)Represents discounted values.

(3)The group enters into off-take agreements in the ordinary course of business, the most significant of which relates to oxygen supply agreements for Secunda Operations of R86 528 million (2021: R85 013 million) and ORYX GTL of R2 116 million (2021: R1 748 million) for a contracted minimum off-take gas volume. The Oxygen Train 17 oxygen supply agreement runs until 2037, with an option to renew the contract until 2050. The renewal option is not taken into account in the calculation of the commitments. The Oxygen Trains 1 – 16 arrangement is managed through various agreements, including the Gas Sales Agreement (GSA), Utilities Agreement and a suite of other contracts. In terms of the Utilities Agreement, Sasol is contractually bound to buy oxygen and other derivative gasses from Air Liquide annually, while Air Liquide is bound to buy utilities from Sasol for the same amount for 15 years.

Refer to “Item 18—Financial Statements—” Note 19 Property, plant and equipment” for significant capital commitments and “Note 32 Long-term provisions”.

5.C Research and development, patents and licences

Refer to the “Item 4.B—Business overview— Factors on which the business is dependent— Intellectual Property” for further information research and development, patents and licences.

5.D Trend information

Refer to the “Integrated Report—Performance Overview—Chief Financial Officer’s review” as contained in Exhibit 99.3.

5.E Critical Accounting Estimates

Not Applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The board of directors and senior management

Name	Year Born	Position	Appointed to the Sasol Limited Board
M J Cuambe	1962	Independent non-executive Director	1 June 2016
M B N Dube	1972	Independent non-executive Director	1 April 2018
M Flöel	1960	Independent non-executive Director	1 January 2018
F R Grobler	1961	Executive Director (President and Chief Executive Officer)	1 November 2019
K C Harper	1963	Independent non-executive Director	1 April 2020
V D Kahla	1970	Executive Director	1 November 2019
G M B Kennealy(1)	1958	Independent non-executive Director	1 March 2017
N N A Matyumza	1963	Independent non-executive Director	8 September 2014
M E Nkeli	1964	Independent non-executive Director	1 March 2017
S A Nkosi	1954	Independent non-executive Director	1 May 2019
S Subramoney	1958	Independent non-executive Director	1 March 2021
HA Rossouw	1975	Executive Director (Chief Financial Officer)	1 July 2022
S Westwell	1958	Independent non-executive Director, Lead Independent Director	1 June 2012
(1)	Appointed as chairman of the Audit Committee with effect from 1 September 2021.

Director movements during the year are as follows.

Name	Movement
C Beggs	Retired as independent director of Sasol Limited, member and chairman of the Audit Committee and other Board Committees on 31 August 2021
ZM Mkhize	Retired as independent director of Sasol Limited and member of Board Committees at the conclusion of Sasol Limited’s annual general meeting on 19 November 2021
PJ Robertson	Retired as independent director of Sasol Limited and member of Board Committees at the conclusion of Sasol Limited’s annual general meeting on 19 November 2021
H A Rossouw	Appointed as executive director and Chief Financial Officer of Sasol Limited, and member of the Capital Investment and Digital Committee on 1 July 2022
P Victor	Resigned as executive director and Chief Financial Officer of Sasol Limited, and member of Sasol Limited Board Committees on 30 June 2022

The following is biographical information on each of the persons listed above.

M J Cuambe
Nationality:	Mozambican
Qualifications:	BEng Post-graduate Certificate in Management Studies
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee Remuneration Committee

Mr Cuambe is the Managing Director of MC lnvestimentos and Consultoria. He served as the Executive Chairman and Chief Executive Officer of Electricadade de Moçambique (EDM) from November 2005 to March 2012. He was the Chairman of Companhia Electrica do Zambeze, a wholly-owned subsidiary of EDM up to 30 May 2016. He was a Non-executive Director of Companhia de Transmissao de Mozambique, a joint venture between EDM, the Swaziland Electricity Company and Eskom, from 1998 to 2002 and served as the Chairman of the Executive Committee of the Southern Africa Power Pool from November 2005 to April 2008.

M B N Dube
Nationality:	South African
Qualifications:	BA (Human Sciences) BA (Hons) (Politics) MSc (Environmental Change and Management)
Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee (Chairman) Capital Investment Committee Nomination and Governance Committee

Ms Dube holds a MSc in Environmental Change and Management from Oxford University. She served in, among others, roles of Director: Atmospheric Protection and Chemicals Management at the then Department of Environmental Affairs and Tourism, Chief Negotiator on behalf of the Government of the Republic of South Africa in climate change negotiations under the auspices of the United Nations Framework Convention on Climate Change, Sustainability Manager at BHP Billiton, worked as Vice President at SFM, a London-based forestry and carbon business and held various positions at Anglo American. She was an Investment Banker at Investec plc, London ,Group Commercial Director at Bidvest Group and the Chief Executive of Nozala Investments. She is a Non-executive Director of Control Risks in London, and other non-public companies: Bravo Brands, PG Group, and EnviroServ Holdings and is also a member of the audit committee of the PG Group and Chairman of the Audit Committee of Control Risks. She previously served as Non-executive Director of Vodacom South Africa, Bidvest Group Limited and Fluormin plc.

M Flöel
Nationality:	German
Qualifications:	MSc (Chemistry) PhD (Chemistry)
Sasol Limited Board Committee Memberships:	Capital Investment Committee Remuneration Committee Safety, Social and Ethics Committee

Dr Flöel holds a MSc in Chemistry from the University of Frankfurt and a PhD in Chemistry from the Technische Universität München (University of Munich). With 30 years’ experience in the chemicals industry in roles covering chemical and process research and development, technical innovations, technologies, operations and industrial supply chain, she is a seasoned industrial leader. She concluded her executive leadership career as Managing Director and Chief Executive Officer of OXEA Holdings. She served on the Board of Carl Bechem GmbH and is currently a director on the Board of NESTE Corporation and a member of its Personnel Committee.

F R Grobler
Nationality:	South African
Qualifications:	BEng (Mech) Advanced Executive Programme
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

Mr Grobler was appointed President and Chief Executive Officer of Sasol Limited on 1 November 2019. Prior to his appointment, he was Executive Vice President of Sasol’s Chemicals Business, based in Germany. His association with Sasol began as an engineering student in the early 1980s when he received a Sasol bursary before joining the Group in 1984. Since then, he has worked at most of Sasol’s operating facilities worldwide. In this time, he has been exposed to a broad range of business activities and has extensive experience in Sasol’s international businesses. In March 2010 he was appointed Managing Director of Sasol Olefins and Surfactants (now part of the Chemicals Business), based in Hamburg, Germany. He has been a member of the Sasol Group Executive Committee since 1 December 2013.

K C Harper
Nationality:	American
Qualifications:	BSc (Industrial Management) MBA
Sasol Limited Board Committee Memberships:	Audit Committee

Ms Harper is the Chief Financial Officer of BDP International, a leading privately-held global logistics and transportation solutions company. She also serves as a non-executive director and audit committee chairman for Modine (NYSE MOD) and for the American Lung Association. She was previously the Chief Financial Officer of AgroFresh, a produce freshness solutions company. She has also served as the Chief Financial Officer of Tronox and the Chief Financial and Business Development Officer of Rio Tinto Diamonds and Minerals Group. She has served as an audit committee chairman for Lydall, (NYSE LDL) and non-executive director for Richards Bay Minerals in South Africa, as well as for Hydrogen Energy, a former Rio Tinto/BP joint venture in London.

V D Kahla
Nationality:	South African
Qualifications:	BA LLB
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

Mr Kahla was appointed to the Sasol Group Executive Committee on 1 January 2011 and is Sasol’s Executive Vice President: Strategy, Sustainability and Integrated Services. He also served as the Company Secretary of Sasol Limited between 2011 and 2019, prior to his appointment as a director of Sasol Limited to the Sasol Board in November 2019. Previously he served on the Group Executive Committee of Transnet SOC Limited and on the Africa Executive Committee of Standard Bank. He also held various roles in the Government of the Republic of South Africa, including Assistant Legal Advisor to President Nelson Mandela and Director responsible for Corporate Strategy and Transformation at the Department of Justice. He is an alumnus of the University of Cambridge’s Prince of Wales Programme on Sustainability Leadership, and the Chairman of the Council of Rhodes University, South Africa.

G M B Kennealy
Nationality:	South African
Qualifications:	BCom (Accountancy) BCom (Accountancy) (Hons)
Sasol Limited Board Committee Memberships:	Audit Committee (Chairman) Capital Investment Committee Nomination and Governance Committee

Ms Kennealy qualified as a chartered accountant in 1982 and she served as the Chief Financial Officer of the South African Revenue Service from January 2009 until her retirement in December 2013. Before that she served as the Chief Operating Officer of Absa Corporate and Business Bank from 2006 to 2009. Her previous senior financial management positions were at Absa Bank, BHP Billiton South Africa, Samancor Chrome and Foodcorp. Ms Kennealy also chaired the Accounting Standards Board in South Africa from 2012 to 2018. She is the lead independent director of the Standard Bank Group and the chairman of its Audit and Remuneration committees. She also serves on the Board of Standard Bank of South Africa Limited.

N N A Matyumza
Nationality:	South African
Qualifications:	BCom BCompt (Hons) CA(SA) LLB
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

Ms Matyumza is an Independent non-executive Director of Standard Bank Group Limited, The Standard Bank of South Africa Limited and Volkswagen South Africa (Pty) Ltd. She has held senior financial management and executive positions in various organisations, including South African Breweries, Transnet and Eskom. She is an ordained minister and director of the African Methodist Episcopal Church.

M E K Nkeli
Nationality:	South African
Qualifications:	BSc (Environmental Science) MBA
Sasol Limited Board Committee Memberships:	Remuneration Committee (Chairman) Nomination and Governance Committee Safety, Social and Ethics Committee

Ms Nkeli served Vodacom Group Limited as the Chief Human Resource Officer responsible for Health, Safety, Environment and Facilities and was an Executive Director of Vodacom South Africa (Pty) Limited from 2011 to 2014, having previously served as the Group Human Resources Director of Alexander Forbes from 2005 until 2010. She also served as a Non-executive Director on the Boards of Ellerine Holdings Limited, African Bank Investments Limited and Life Healthcare Group Limited. Ms Nkeli is the executive chairman of Search Partners International and a member of the Board of Impala Platinum Holdings Limited. She also previously chaired the Commission for Employment Equity.

S A Nkosi
Nationality:	South African
Qualifications:	BCom BCom Economics (Hons) MBA
Sasol Limited Board Committee Memberships:	Nomination and Governance Committee (Chairman) Remuneration Committee

Mr Nkosi holds a BCom degree from the University of Zululand, a BCom (Econ) (Hons) degree from the University of South Africa (UNISA) and an MBA from the University of Massachusetts. With over 37 years’ experience in the South African resources industry, with his last role prior to retirement as the Chief Executive Officer of Exxaro Resources from 2006 – 2016. He has extensive experience in the operational, financial, logistics and marketing areas of the resources sector, and more specifically in the energy and coal sectors, both locally and internationally.

S Subramoney
Nationality:	South African
Qualifications:	BCompt (Hons) (Accounting Science) CA (SA)
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

Mr Subramoney has expertise in accounting and auditing and has worked for companies expanding into emerging economies. After qualifying as a Chartered Accountant he was appointed Audit Partner at PricewaterhouseCoopers (PwC) and thereafter, Deputy Chief Executive Officer for PwC Southern Africa and member of the Southern Africa Executive Committee. Throughout his 27 years in the audit profession, he led complex assignments including representing the firm in several African and global organisational structures. These roles provided him with extensive international exposure with global clients. He is currently the Chief Executive Officer of Menston Holdings, a black-owned diversified investment company established in 2015 which focuses on the food and agriculture, construction and technology sectors. He is also an independent non-executive director on Nedbank Group’s Board and is its Audit Committee Chairperson.

n
HA Rossouw
Nationality:	South African and British
Qualifications:	MBA BCom (Hons) BEng (Chem Eng)
Sasol Limited Board Committee Memberships:	Capital Investment Committee

Mr Rossouw joined Sasol on 04 April 2022 and was appointed Chief Financial Officer and executive director of Sasol Limited on 1 July 2022. Prior to his appointment he served as the Chief Financial Officer and executive director of Royal Bafokeng Platinum from 1 October 2018 to 31 March 2022.

Previously, he was a portfolio manager at Investec Asset Management from 2013 to 2018 and, prior to that, the Chief Financial Officer of Xstrata Alloys. He also held a number of other senior roles at Xstrata plc in London that involved extensive strategy, mergers and acquisitions, business optimisation and capital markets experience. His career started as graduate engineer at Anglo American plc and he later also worked for Accenture and De Beers Group.

S Westwell
Nationality:	British
Qualifications:	BSc (Mech Eng) MSc (Management) MBA
Sasol Limited Board Committee Memberships:	Capital Investment Committee (Chairman) Audit Committee Nomination and Governance Committee Safety, Social and Ethics Committee

Mr Westwell is an independent director and Chairman of the audit Committee of Brookfield Renewable Partners L.P and Brookfield Renewable Corporation. He was the Chief Executive Officer of European Forecourt Retailers from 2015 to 2016 and of Silver Ridge Power Inc from 2013 to 2014. He held various management and executive positions for BP in South Africa, the United States, and the United Kingdom between 1988 and 2011. These executive positions included head of BP’s retail business in South Africa, Director of BP Southern Africa, Chief Executive Officer for BP Solar, and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom from 2008 to 2011. He has also worked for Eskom Holdings Limited in several operational capacities.

Senior management—experience

In addition to the three executive directors listed above, we have identified our senior management as the members of our Group Executive Committee GEC.

Name	Year Born	Position	Nationality	Year Appointed
S Baloyi	1976	Executive Vice President: Energy Operations and Technology	South African	2022
H C Brand	1964	Executive Vice President: Sasol 2.0 and Transformation	South African	2019
B V Griffith	1967	Executive Vice President: Chemicals Business	American	2019
B P Mabelane	1973	Executive Vice President: Energy Business	South African	2020
C K Mokoena	1965	Executive Vice President: Human Resources and Stakeholder Relations	South African	2017
C F Rademan	1957	Executive Vice President: Sasol Mining	South African	2022

S Baloyi MSc Eng (Mech), MSc (Engineering management)

Mr Baloyi joined the Group in 2002 and has held various management positions in maintenance, technical and general management fields in Sasol’s South African Operations. He was appointed as Executive Vice President, Energy Operations and Technology in 2022 and is responsible for Sasol’s entire Energy Operations portfolio which comprises all downstream operations and related infrastructure as well as Technology, Projects and Engineering and Procurement. This portfolio includes Sasol’s operating facilities in Secunda – which are divided into a synthetic fuel and a chemicals component, as well as in Sasolburg and Ekandustria. Natref, Sasol’s joint-venture inland refinery with Total SA, is also in his area of responsibility.

H C Brand MEng (Mech), MBA

Mr Brand joined the Group in 1989 and during his career has held various leadership positions at most of Sasol’s South African operating facilities. He has been exposed to a broad range of business activities, including roles in project and plant operations, shared and site services, as Managing Director of Sasol Nitro, programme managing the 2013-15 group-wide transformation and low oil price responses, and for group strategy. Mr Brand currently also has executive responsibility for programme managing Sasol 2.0 Restructuring and the Sasol ecoFT Business.

B V Griffith BSChE, MBA

Mr Griffith is based in Houston, Texas, United States. He is Sasol’s senior leader in North America and is responsible for Sasol’s Chemicals Business globally. He is accountable for maintaining safe, reliable and sustainable operations across multiple geographies, driving customer-led growth through innovative marketing and product development and extending sales Prior to this appointment he was Senior Vice President for Sasol’s Performance Chemicals business from 2017 to 2019 and Base Chemicals business from 2014 to 2017. His Sasol career began in 1992 as an Engineer and during his 30-year career with the Group he has held various positions and leadership roles in the United States, Europe and South Africa.

B P Mabelane BCom (Hons), CA (SA), PGD Accounting, HDip Tax

Ms Mabelane is responsible for upstream and downstream gas activities as well as distribution, marketing and sales of liquid fuels in Southern Africa. She is leading strategy formulation and delivery of the Energy Business. Previously she worked with Eskom, where she held key roles in finance, tax and general management. She also served as the Operations Director for British Petroleum (BP) UK’s retail business. In 2011, she joined BP Southern Africa as its Chief Financial Officer. Six years later, she was appointed as its CEO. She is the first female to head a multinational oil company in South Africa.

C K Mokoena BA (Human Resources Development and Social Sciences), B Social Sciences, MCom (Leadership Studies (Cum Laude)

Ms Mokoena is responsible for the design of global human resources strategies, policies and frameworks at Sasol that enable the organisation to attract, develop and retain key talent. She also focuses on stakeholder relations. Prior to her current role, Ms Mokoena was Human Resources Executive at Tongaat Hulett Limited. She held this position from July 2013. Before this, Ms Mokoena spent 11 years at Telkom South Africa Limited, during which time she held several senior positions spanning the human resources, business consulting and customer services discipline, including Chief of HR and Group Executive: Customer experience management.

C F Rademan B.Eng (Mechl), MBL, LDP

Mr Rademan joined the Group initially in 1981 and retired in 2017 as an Executive Vice President and Group Executive Committee member accountable for various enterprise functions and businesses in the Group including Sasol Mining. During this period, he was also accountable for the Phoenix programme – the Group-wide transformation and low oil price response programme. He re-joined Sasol in March 2022 and is the responsible Executive Vice President, Sasol Mining.

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

Refer to “Integrated Report—Governance” as contained in Exhibit 99.7 for details relating to our audit and remuneration committees, as well as the names of committee members; and refer to the “Terms of Reference—Audit Committee and Remuneration Committee” as contained in Exhibit 99.9.2 for summaries of the terms of reference under which these committees operate.

6.D Employees

The information set forth under “Item 18—Financial Statements—Note 4 Employee-related expenditure” is incorporated by reference.

Remuneration of directors and key personnel is contained in the Remuneration Report, contained in Exhibit 99.2.

Our workforce geographic location composition at 30 June is presented below.

Region	2022	2021	2020

	Number of employees
South Africa	24 210	24 194	25 604
Europe	2 535	2 856	2 927
North America	1 271	1 271	1 781
Other	614	628	689
Total	28 630	28 949	31 001

6.E. Share ownership

Refer to our Remuneration Report filed as Exhibit 99.2 for details of share ownership of executive directors and senior management.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Refer to “Item 18—Financial Statements—Note 15 Share Capital” for the authorised and issued share capital of Sasol Limited.

To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa, or any other government. We believe that no single person or entity holds a controlling interest in our securities.

In accordance with the requirements of the Companies Act, the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 30 June 2022.

	2022		2021		2020
	Number		Number		Number
	of	% of	of	% of	of	% of
	shares	shares	shares	shares	shares	shares
GEPF(1)	112 967 576	17.77	107 391 458	16.93	94 191 069	14.9
IDC(2)	53 266 887	8.38	53 266 887	8.4	53 266 887	8.42
(1)	Government Employees Pension Fund (GEPF).
(2)	Industrial Development Corporation of South Africa Limited (IDC).

The voting rights of major shareholders do not differ from the voting rights of other shareholders.

As of 31 July 2022, 28 646 514 Sasol ordinary shares, or approximately 4.55 % of our total issued securities, were held in the form of ADRs. As of 31 July 2022, 332 record holders in the US held approximately 16.4% of our total issued securities in the form of either Sasol ordinary shares or ADRs.

The Board has ascertained that some of the shares registered in the names of nominee holders are managed by various fund managers. Refer to “Item 18 – Financial Statements –Shareholders’ Information” for information regarding fund managers responsible for managing investments of 3% or more of the share capital of Sasol Limited as at 30 June 2022.

7.B Related party transactions

There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2022 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

During the year, Sasol group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the Sasol group. Terms and conditions are determined on an arm’s length basis.

Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to “Item 18—Financial Statements—Note 37 Related party transactions” for further details.

7.C Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

Refer “Item 18—Financial Statements” for our financial statements, related notes and other financial information.

Dividend policy

CHEPS serves as a reference for deciding on the dividend amount. The company’s dividend policy also takes into consideration various factors, including overall market and economic conditions, the group’s financial position, capital investment plans as well as earnings growth.

We apply a dividend policy to pay dividends with a dividend cover range based on CHEPS. CHEPS reflects the sustainable business operations and is used by the board to measure the business and financial performance. When we make a decision on dividends, we take a number of factors into account. These include the impact of the current volatile macroeconomic environment, capital investment plans, the current strength of the company’s balance sheet, and the dividend cover range in line with our capital allocation framework.

Refer to “Item 10.B—Memorandum and articles of association—3. Rights and privileges of holders of our securities”.

Legal proceedings

For information regarding our legal proceedings refer to “Item 4.B—Business overview—Legal proceedings and other contingencies”.

8.B Significant changes

Refer to “Item 18—Financial Statements—Note 38 Subsequent events”.

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

Refer to “Item 10.B” of our registration statement pursuant to section 12(b) or 12(g) of the Securities Exchange Act of 1934, filed with the SEC on 6 March 2003 (the Registration Statement) for the object and purpose of the company. The objects and purpose are not specifically contained in the company’s constitution, its memorandum of incorporation (MOI). Instead, the company has been given the powers and capacity of an individual, that is to say its powers and capacity, subject to the Companies Act 71 of 2008, are unlimited (clause 4.1) and may do anything which the Companies Act and the JSE Listings Requirements empower it to do if so authorised by its MOI (clause 4.3).

The last time the company’s MOI was amended was on 27 November 2019 by way of a shareholders’ special resolution at the company’s annual general meeting. However, none of the amendments effected relate to the matters disclosed in the sections of Item 10.B below, or otherwise in connection with this annual report on Form 20-F. See Exhibit 1.1 for the company’s latest MOI.

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

Our non-executive directors, and alternate directors (if the board has resolved to permit election of alternate directors at an annual general meeting, failing which as alternate directors are required to be elected by the MOI, there will be no alternate directors elected), are elected by our shareholders at the annual general meeting. Broadly speaking a third of the non-

executive directors retire each year in rotation but are eligible for re-election unless they have been in office for 12 years, but in addition all non-executive directors in office for five years since last election prior to November 2016 or in office for nine years since first election must retire. As between directors of equal seniority, the directors to retire, in the absence of agreement, will be selected from among them in alphabetical order. The election is carried out in a series of votes on the candidacy of a single individual to fill a single vacancy. For more details regarding the rotation of directors, see information provided in our Registration Statement.

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

There are no provisions in our MOI which could have the effect of delaying, deferring or preventing a change of control of the company and that would operate only with respect to a merger,

acquisition or corporate restricting involving the company or any of its subsidiaries, save perhaps that the requirement that the ownership of Sasol BEE ordinary shares is restricted to certain persons.

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

Foreign financing and investments

Foreign debt. We, and our South African subsidiaries, require approval by the FSD to obtain foreign loans with recourse to South Africa.

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

Foreign investments. Under current exchange control regulations, we, and our South African subsidiaries, require approval, either by Authorised Dealers or the FSD to invest offshore.

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

Dividend stripping and anti-avoidance rules relating to share buy-backs

Anti-avoidance rules relating to share buy backs and dividend stripping were strengthened effective 19 July 2017 and subsequent years to address avoidance mechanisms utilised to erode the value of the shares through distribution of dividends prior to the disposal of shares. Such anti-avoidance dividend rules apply to situations where excessive dividends (as defined) are declared prior to disposal of shares and only to the extent that such dividends are treated as exempt dividend therefore not subject to dividend withholding tax. Where exempt dividends qualify as extraordinary dividends, the exempt dividends are re-characterised as proceeds for capital gains tax purposes or revenue for income tax purposes resulting in an increased tax liability for the seller of the shares.

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

Although not a member, South Africa is an observer of the OECD and therefore closely monitors the developments within the OECD. South Africa participates in the OECD inclusive framework. This influences certain legislation amendments in the South African Income Tax Act as well as the adoption of three-tiered documentation regulatory obligations such as the country-by-country reporting (CBC), master file and local file. In addition to the OECD-recommended three-tiered documentation for transfer pricing, South Africa has also prescribed additional documentation to be retained by South African taxpayers in support to cross-border transactions entered into by the taxpayer as well as non-South African resident connected party transactions with third parties.

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

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax or the 3.8% Medicare tax on net investment income, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, persons who directly or indirectly hold more than 10% of Sasol’s shares (by vote or value), partnerships or other pass-

through entities or arrangements or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

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

Passive foreign investment company considerations

A non-U.S. corporation is a passive foreign investment company in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average of its assets is attributable to assets that produce or are held to produce passive income. Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2022. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

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

Refer to “Item 18—Financial Statements—Note 39 Financial risk management and financial instruments” for a qualitative and quantitative discussion of the group's exposure to these market risks. The following is a breakdown of our debt arrangements and a summary of fixed versus floating interest rate exposures for operations. Liabilities reflect principal payments in each year.

								Fair
Liabilities—notional	2023	2024	2025	2026	2027	Thereafter	Total	value

	(Rand in millions)
Fixed rate (Rand)	—	—	—	—	—	569	569	569
Average interest rate	8,00%	8,00%	8,00%	8,00%	8,00%	8,00%
Variable rate (Rand)	2 367	66	66	100	—	—	2 599	2 624
Average interest rate	5,91%	6,13%	6,13%	6,13%	0,00%	0,00%
Fixed Rate (US$)	16 358	24 421	1	1	10 583	26 049	77 413	71 749
Average interest rate	5,52%	5,60%	5,51%	5,51%	5,70%	5,97%
Variable rate (US$)	2 778	20 761	—	—	—	—	23 539	23 562
Average interest rate	3,52%	3,52%	0,00%	0,00%	0,00%	0,00%
Fixed rate (Euro)	134	60	40	34	0	0	268	261
Average interest rate	1,46%	1,79%	1,95%	1,95%	0,00%	0,00%
Fixed rate (Other currencies)	—	—	—	—	—	—	—	—
Average interest rate	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%
Variable rate (Other currencies)	—	—	—	—	—	—	—	—
Average interest rate	0,00%	0,00%	0,00%	0,00%	0,00%	0,00%
Total	21 637	45 308	107	135	10 583	26 618	104 388	98 765

							Total
	2022	2023	2024	2025	2026	Thereafter	Maturity

	(Rand in millions)
Foreign Currency Derivatives—held for trading*
US$
Zero-cost collars	(378)	—	—	—	—	—	(378)
Foreign Exchange Contracts	39	—	—	—	—	—	39
Other derivatives	(6)	(2)	(2)	2	2	(1 570)	(1 577)
Euro
Foreign Exchange Contracts	(20)	—	—	—	—	—	(20)
Other derivatives	69	70	70	70	70	616	963
Other currencies
Foreign Exchange Contracts	—	—	—	—	—	—	—
Commodity derivatives—held for trading*
Crude oil
Crude oil options	—	—	—	—	—	—	—
Crude oil futures	25	—	—	—	—	—	25
Crude oil zero-cost collars	(6 159)	—	—	—	—	—	(6 159)
Other commodity derivatives	8	—	—	—	—	—	8
Ethane price
Ethane swap options	—	—	—	—	—	—	—
Coal Price
Coal Swap Options	(112)						(112)

*For more information relating to contract amounts, weighted average strike prices, notional amounts and weighted average pay rate refer to “Item 18—Financial Statements—Note 39 Financial risk management and financial instruments”.

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

12.D.4 Depositary payments for 2022

J.P Morgan paid an amount of US$1,544,638 to Sasol on 22 July 2022 in respect of annual contributions.

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the company’s disclosure controls and procedures were not effective as of 30 June 2022 due to the existence of a material weakness in internal control over financial reporting as described below in section (b).

Notwithstanding this material weakness, management concluded that the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in accordance with IFRS, as issued by the IASB. Management’s assessment is based upon a number of factors, including, but not limited to:

●	The substantial progress made on implementation of remediation actions with respect to the level of precision applied to the impairment assessments performed on all the cash generating units across the South African integrated value chain within the Energy and Chemicals Africa segments for the year ended 30 June 2022.

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

The company’s internal control over financial reporting is a process designed by, or under the supervision of the President and Chief Executive Officer and Chief Financial Officer, and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance as to the reliability of the company’s financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that

i.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
ii.	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorisations of our management and directors; and
iii.	provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the company’s internal control over financial reporting as of 30 June 2022. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework (2013)”.

Material Weakness

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on timely basis.

Based on its assessment, management has determined that the company’s internal control over financial reporting remains ineffective as of 30 June 2022 due to the existence of the material weakness described below.

Material Weakness with respect to the level of precision applied to the impairment assessments performed on all cash generating units across to the

South African integrated value chain within the Energy and Chemicals Africa segments.

In 2020 management concluded that the controls designed and implemented to review the results of impairment assessments performed on the South African integrated value chain cash generating units in one segment of the company did not operate at the required level of precision to prevent or detect a material misstatement. Specifically, these controls did not effectively function at the level of precision required to ensure that the assumptions applied in determining cash flow projections are reasonable in response to changes in the business environment and that the discounting principles applied aligns to group policy. These deficiencies impacted the determination of the recoverable value of these cash generating units for the purpose of impairment assessments. This material weakness resulted in an audit adjustment that was recorded to the company’s consolidated financial statements for the year ended 30 June 2020 related to property, plant and equipment, assets under construction, remeasurement items affecting operating profit (impairment of property, plant and equipment and assets under construction) account balances and disclosures.

One of the remediation actions pertaining to the material weakness that existed at 30 June 2020 required additional review procedures of the South African integrated value chain impairment assessments within one segment of the company to ensure that the controls are functioning effectively within that segment. As a result of this review conducted by management of the calculations during 2021, management detected that a portion of gas feedstock costs was erroneously omitted from the South African integrated value chain impairment assessment since 2015. This led to an overstated valuation of the company’s gas dependent value chains and therefore an incorrect impairment was recognised. Furthermore, during 2021 it was also determined that the Ammonia cash generating unit’s carrying value used in the 2020 impairment assessment was understated as a result of an error in the carrying value calculation resulting in an understatement in the impairment recognised for 2020. In accordance with SAB No 99 'Materiality', the company evaluated the effect of the prior period errors identified in 2021, both quantitatively and qualitatively, and concluded that the corrections did not have a material impact on, nor require amendment of, any of the company’s previously issued or filed financial statements taken as a whole. However, if the adjustments to correct the cumulative errors had been recorded in 2021, the company concluded that the impact would have been significant to the 2021 annual results and would have impacted comparisons to prior periods. Accordingly, the company revised the 2021 consolidated financial statements comparative results for 2018, 2019 and 2020 in the prior year.

At June 2021 the deficiencies previously identified within one segment of the company had accordingly been expanded to the wider South African integrated value chain impairment assessment process.

Management concluded that the material weakness identified above (although an expansion of the previously identified deficiencies within one segment to the wider South African integrated value chain impairment process) was the result of a number of deficiencies:

●	System design - Inadequate initial design principle applied in the system implementation;
●	Process design - Inadequate initial process design which was not documented in sufficient detail;
●	Sequence of process – Inefficient impairment process due to the sequential order of completion of the impairment calculations through the South African integrated value chain;
●	Manual interventions – Inconsistent and multiple manual interventions across the entire South African integrated value chain impairment process; and
●	People Capability – Lack of understanding and knowledge of the end-to-end South African integrated value chain impairment assessment principles.

If not remediated, this material weakness could result in misstatements of property, plant and equipment, right of use assets, deferred taxation, remeasurement items affecting operating profit (impairment of property, plant and equipment and right of use assets), account balances and disclosures that would result in a material misstatement to the consolidated financial statements that would not be prevented or detected.

(c) Remediation efforts to address material weaknesses

Remediation Efforts to Address the Material Weakness with respect to the level of precision applied to the impairment assessments performed on the cash generating units related to the South African integrated value chain.

We have evaluated this material weakness and developed plans of remediation to strengthen our internal controls related to the impairment processes and the level of precision applied in the review controls across the South African integrated value chain within the Energy and Chemicals Africa segments.

In addition to the remedial actions already implemented during 2021, the remediation efforts summarised below are intended to further address the underlying causes that gave rise to the material weakness and have been implemented during the 2022.

●	Technology enhancements – An appropriate and standard impairment model which addresses the complexity of the current inputs that are manually captured from multiple sources with associated controls is being designed, tested and implemented to cater to the applicable cash generating unit’s impairment testing and allowing for the use of standard assumptions and methodologies. The impairment models relating to the upstream and operations portion of the South African integrated value chain have been implemented and are being tested for design and operating effectiveness.
●	Process improvements – A comprehensive review of the process has been undertaken with detailed documentation prepared on the entire South African integrated value chain impairment process, while opportunities to streamline, optimise and standardise the process across the different models were implemented in addition. Review and re-design of the total internal control environment across the South African integrated value chain has been completed to support the refined processes, which is being tested for operating effectiveness.
●	People management – Appropriate capability assessments of resources involved in the impairment process were undertaken, supported by training programmes, re-prioritisation of activities during the impairment assessment process and clearly defined roles and responsibilities. Implemented additional review procedures to enhance the level of precision of the review processes in conjunction with the roll-out of leadership capability assessments and interventions.

We believe our actions will be effective in remediating the above-noted material weakness, and we continue to devote significant time and attention to these efforts. Notwithstanding the significant progress made by management to remediate the material weakness, management is of the view that the technology improvements, which are a critical enabler to close out the remediation actions are still ongoing. Likewise, some of the cultural and leadership capability interventions are underway. As we continue to evaluate and work to improve our internal controls over financial reporting, we may take additional measures to address these control deficiencies, or we may modify certain of the remediation measures described above. The material weakness will not be considered remediated until we have completed designing and implementing the longer-term remediation efforts, the applicable remedial controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are operating effectively.

(d)Attestation report of the registered public accounting firm

The effectiveness of the company’s internal control over financial reporting as of 30 June 2022 was audited by PricewaterhouseCoopers Inc., an independent registered public accounting firm, as stated in its report on page F-1 of this Form 20-F.

(e)Changes in internal control over financial reporting

Except for the remediation procedures implemented by the Company as described above, we determined that there were no changes in the company’s internal control over financial reporting, for the year ending 30 June 2022 that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

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

Item 16.B CODE OF ETHICS

In May 2022, Sasol Board of Directors approved an update to the current Code of Conduct. The Code of Conduct adopts a behaviour-based approach which reinforces the importance of linking our day-to-day actions to Sasol’s values and culture. The Code of Conduct is further underpinned by policies and guidance notes to enhance its everyday application. The Code of Conduct applies to all our directors, officers and employees, including the President and Chief Executive Officer, and the GECs.

Any amendment or waiver of the Code of Conduct as it relates to our President and Chief Executive Officer or Chief Financial Officer will be posted on our website within five business days following such amendment or waiver. No such amendments or waivers have been made or are anticipated to be made.

The Code of Conduct is available on our website. The website address is: https://www.sasol.com/sustainability/ethics/sasol-code-of-conduct. This website is not incorporated by reference in this annual report.

We operate an independent ethics line through external advisors where reports can be made telephonically, via e-mail or from the website. This confidential and anonymous ethics hotline provides an impartial facility for all stakeholders to report alleged deviations from ethical behaviour, as well as breaches of our Code of Conduct, Sasol policies or regulatory requirements, including fraud and unsafe behaviour, environmental misconduct or human rights abuses. Our Code of Conduct and related policies guide our interactions with all government representatives. Our Code of Conduct prohibits contributions from Sasol to political parties or government officials since these may be interpreted as an inducement for future beneficial treatment, and interference in the democratic process.

Item 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2022 and 2021 years.

			Audit‑		All
	Audit		related	Tax	other
	fees		fees (3)	fees (3)	fees (3)	Total

	(Rand in millions)
2022(1)	129		0,5	1,0	—	131
2021(1)	128	(2)	0,2	7,4	—	136
(1)	In respect of our audit committee approval process, all non-audit and audit fees paid to PricewaterhouseCoopers Inc. have been pre-approved by the audit committee.
(2)	Includes R35 million for the audit of the transaction whereby Sasol sold 50% of its Base Chemicals business at Lake Charles through the creation of the 50/50 owned LIP JV LLC and audit fees of R4 million for the issue of US$1,5 billion bonds in March 2021.
(3)	The Audit Committee approved non-audit services of 1% (2021: 6%) in relation to statutory audit fee.

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

Item 16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Total	Maximum
				number of	number of
				shares	shares
	Total	Average	Shares	purchased	that may
	number of	price	cancelled	as part of	yet be
	ordinary	paid	under the share	publicly	purchased
	shares	per	repurchase	announced	under the
Period	repurchased	share	scheme	programmes	programmes
For the year ended 30 June 2022
2021-07-01 to 2022-06-30	—	—	—	—	—
	—		—	—

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

We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2022.

Refer to “Integrated Report—Governance” as contained in Exhibit 99.7, for further details of our corporate governance practices.

Item 16.H MINE SAFETY DISCLOSURE

Not applicable.

Item 16.I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 17. FINANCIAL STATEMENTS

Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. FINANCIAL STATEMENTS

The following consolidated financial statements, together with the auditors’ report of

PricewaterhouseCoopers Inc. (PCAOB ID No. 1308) are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2022, 2021 and 2020

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sasol Limited and its subsidiaries (the “Company”) as of 30 June 2022 and 2021 and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2022, including the related notes listed in the accompanying index (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 30 June 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 30 June 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the level of precision applied to the impairment assessments performed on all cash generating units across the South African integrated value chain within the Energy and Chemicals Africa segments.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Impairment assessment of property, plant and equipment

As described in Note 19 to the consolidated financial statements, the Company’s consolidated property, plant and equipment (“PPE”) at 30 June 2022 amounted to R221 308 million. Furthermore, as described in Note 9 to the consolidated financial statements, management recognised a net reversal of impairment of assets of R1 443 million for the year ended 30 June 2022, mainly related to a reversal of impairment to the Chemical Work-up & Heavy Alcohols cash generating unit (“CGU”). Management assesses non-financial assets for impairment indicators, as well as reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable or previous impairment should be reversed. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger CGU to which it belongs. Management judgement is applied in identifying CGUs. The recoverable amount of the assets assessed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Future cash flow assumptions relating to this valuation are estimated based on financial budgets which reflect the long term plans for the Company. The determination of future cash flows include significant management judgement and assumptions, including crude oil prices, gas prices, chemical prices, exchange rates, growth rates, weighted average cost of capital (“WACC”) rates and carbon tax.

The principal considerations for our determination that performing procedures relating to the impairment assessment of PPE is a critical audit matter are (i) the significant judgements by management when identifying CGUs, as well as in developing their assessment of the recoverable amount for all CGUs where impairment indicators or indicators for the reversal of impairment were identified; (ii) a high degree of auditor judgement, subjectivity and effort in evaluating management’s identification of CGUs and main assumptions, including crude oil prices, gas prices, chemical prices, exchange rates, growth rates, WACC rates and carbon tax; and (iii) the audit effort involved the use of professionals with specialised skill and knowledge. As described in the “Opinions on the Financial Statements and Internal Control over Financial Reporting” section, a material weakness was identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s budgeting process and impairment calculations, including controls relating to the main assumptions used in these calculations. These procedures also included, among others, an assessment of the appropriateness of the CGUs identified by management, testing management’s process for determining the recoverable amount of the CGUs where impairment indicators or reversal of impairment indicators were identified, evaluating the appropriateness of the methodology used in the impairment models, testing the completeness, accuracy, and relevance of underlying data used in the impairment models, and evaluating the main assumptions used by management. Evaluating the reasonableness of management’s assumptions involved (i) evaluating key market-related assumptions (including crude oil prices, gas prices, chemical prices, exchange rates, growth rates and WACC rates) used in the models to external market and third party data, (ii) evaluating the impact to long term business plans of assets sold during the year or classified as held for sale as well as the impact of the announced carbon tax proposals in South Africa, (iii) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, and (iv) performing sensitivity analyses. Professionals with specialised skill and knowledge were used to assist in evaluating the appropriateness of the methodology applied in the impairment models and evaluating the reasonableness of the WACC rates assumption.

/s/ PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa

31 August 2022

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

	Natural Oil and Gas (Rand in millions)

	Mozambique	Gabon(1)	Canada(2)	Total
Year ended 30 June 2020
Acquisition of proved properties	—	—	—	—
Acquisition of unproved properties	—	—	—	—
Exploration	289,6	124,6	—	414,2
Development	782,8	440,3	132,4	1 355,5
Total costs incurred	1 072,4	564,9	132,4	1 769,7
Year ended 30 June 2021
Acquisition of proved properties	—	—	—	—
Acquisition of unproved properties	—	—	—	—
Exploration	113,4	45,6	—	159,0
Development	1 956,7	198,0	458,5	2 613,2
Total costs incurred	2 070,1	243,6	458,5	2 772,2
Year ended 30 June 2022
Acquisition of proved properties	—	—	—	—
Acquisition of unproved properties	—	—	—	—
Exploration	77,5	—	—	77,5
Development	2 885,1	—	—	2 885,1
Total costs incurred	2 962,6	—	—	2 962,6
(1)	Costs incurred up to 25 February 2021, which was the effective date of divestment of our interests in the EMP in Gabon.
(2)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.

TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to natural oil and gas exploration and production activities, and the aggregate amount of the related depreciation and amortisation.

	Mozambique	Gabon(1)	Canada(2)	Total
Year ended 30 June 2020
Proved properties	11 388,8	6 596,7	35 650,0	53 635,5
Producing wells and equipment	10 686,5	6 576,0	35 650,0	52 912,5
Non-producing wells and equipment	702,3	20,7	—	723,0
Unproved properties	8 625,6	50,0	—	8 675,6
Capitalised costs	20 014,4	6 646,7	35 650,0	62 311,1
Accumulated depreciation	(5 563,9)	(5 943,2)	(34 225,2)	(45 732,3)
Net book value	14 450,5	703,5	1 424,8	16 578,8
Year ended 30 June 2021
Proved properties	11 215,5	—	33 045,7	44 261,2
Producing wells and equipment	10 292,5	—	33 045,7	43 338,2
Non-producing wells and equipment	923,0	—	—	923,0
Unproved properties	8 469,6	—	—	8 469,6
Capitalised costs	19 685,1	—	33 045,7	52 730,8
Accumulated depreciation and valuation allowances	(8 287,5)	—	(31 816,2)	(40 103,7)
Net book value	11 397,6	—	1 229,5	12 627,1
Year ended 30 June 2022
Proved properties	20 885,2	—	—	20 885,2
Producing wells and equipment	10 305,0	—	—	10 305,0
Non-producing wells and equipment	10 580,2	—	—	10 580,2
Unproved properties	1 171,4	—	—	1 171,4
Capitalised costs	22 056,6	—	—	22 056,6
Accumulated depreciation and valuation allowances	(8 611,3)	—	—	(8 611,3)
Net book value	13 445,3	—	—	1 345,3
(1)	Effective date of divestment of our interests in Gabon was 25 February 2021 for the EMP and 4 May 2021 for the DE-8 permit.
(2)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The results of operations for natural oil and gas producing activities are summarised in the table below.

	Mozambique	Gabon(1)	Canada(2)	Total
Year ended 30 June 2020
Sales to unaffiliated parties	303,7	1 024,1	341,2	1 669,0
Transfers to affiliated parties	3 534,7	—	—	3 534,7
Total revenues	3 838,4	1 024,1	341,2	5 203,7
Production costs	(706,8)	(566,9)	(307,0)	(1 580,7)
Foreign currency translation (losses)/gains	(1 198,7)	442,2	—	(756,5)
Exploration expenses	(420,1)	(313,9)	—	(734,0)
Valuation provision	(13,3)	—	0,4	(12,9)
Depreciation	(707,5)	(329,3)	(281,5)	(1 318,3)
Operating profit/(loss)	792,0	256,2	(246,9)	801,3
Tax	(616,8)	(77,0)	—	(693,8)
Results of operations	175,2	179,2	(246,9)	107,5
Year ended 30 June 2021
Sales to unaffiliated parties	253,9	668,5	405,1	1 327,5
Transfers to affiliated parties	2 566,5	—	—	2 566,5
Total revenues	2 820,4	668,5	405,1	3 894,0
Production costs	(722,8)	(372,9)	(314,9)	(1 410,6)
Foreign currency translation gains/(losses)	1 313,2	(334,8)	—	978,4
Exploration expenses	(286,6)	(50,5)	—	(337,1)
Farm-out gains	—	277,0	—	277,0
Valuation provision(3)	(1 947,5)	(47,9)	548,3	(1 447,1)
Depreciation	(817,8)	(195,3)	(169,9)	(1 183,0)
Operating profit/(loss)	358,9	(55,9)	468,6	771,6
Tax	306,6	(107,1)	—	199,5
Results of operations	665,5	(163,0)	468,6	971,1
Year ended 30 June 2022
Sales to unaffiliated parties	448,3	—	39,7	488,0
Transfers to affiliated parties	3 743,1	—	—	3 743,1
Total revenues	4 191,4	—	39,7	4 231,1
Production costs	(1 514,1)	—	(29,5)	(1 543,6)
Foreign currency translation losses	(237,6)	—	—	(237,6)
Exploration expenses	(400,9)	—	—	(400,9)
Valuation provision	0,2	—	—	0,2
Depreciation	(336,8)	—	—	(336,8)
Operating profit	1 702,2	—	10,2	1 712,4
Tax	(526,2)	—	—	(526,2)
Results of operations	1 176,0	—	10,2	1 186,2
(1)	Include results of operation up to the effective date of divestment from our licenses in Gabon, being 25 February 2021 for the EMP and 4 May 2021 for the DE-8 permit.
(2)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.
(3)	Valuation provision of R1 947,5 million (US$136,4 million) is mainly as a result of the integrated value chain impairment assessment allocation. Valuation provision of R47,9 million (US$2,9 million) for Gabon relates to an impairment of the DE-8 permit offshore Gabon at 31 December 2020. Valuation provision of R548,3 million (CAD 45,3 million) for Canada relates to an impairment reversal of our Canada shale gas assets at 30 June 2021.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas, as at 30 June 2022 and the two previous years, along with volumes produced during the year. The table also presents the changes in the proved reserves and the reasons for the changes, over the last three years.

As at 30 June 2022, the total proved reserve estimate for natural oil and gas is 140,8 million barrels in oil equivalent terms (6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil and 1 tonne of LPG is equivalent to 11,6 barrels of oil).

	Crude oil and condensate(2)				Natural gas(2)			Oil equivalent(2)

	Mozambique(1)	Gabon(3)	Canada(4)	Total	Mozambique(1)	Canada(4)	Total	Mozambique(1)	Gabon(3)	Canada(4)	Total

	Millions of barrels				Billions of cubic feet			Equivalent, Millions of barrels
Balance at 30 June 2019	2,4	2,0	0,2	4,6	946,0	41,4	987,4	160,1	2,0	7,1	169,2
Revisions	(1,2)	—	0,4	(0,8)	(33,1)	30,5	(2,6)	(6,7)	—	5,5	(1,2)
Improved recovery	—	1,2	—	1,2	—	—	—	—	1,2	—	1,2
Production	(0,2)	(1,3)	(0,2)	(1,7)	(112,4)	(15,0)	(127,4)	(18,9)	(1,3)	(2,7)	(22,9)
Balance at 30 June 2020	1,0	1,9	0,4	3,3	800,5	56,9	857,4	134,5	1,9	9,9	146,3
Revisions	(0,1)	—	0,4	0,3	(155,8)	31,9	(123,9)	(26,1)	—	5,7	(20,4)
Improved recovery	—	—	—	—	—	—	—	—	—	—	—
Sale in place	—	(1,0)	(0,7)	(1,7)	—	(76,4)	(76,4)	—	(1,0)	(13,4)	(14,4)
Production	(0,2)	(0,9)	(0,1)	(1,2)	(114,5)	(12,4)	(126,9)	(19,3)	(0,9)	(2,2)	(22,4)
Balance at 30 June 2021	0,7	—	—	0,7	530,2	—	530,2	89,1	—	—	89,1
Revisions	0,4	—	—	0,4	228,2	—	228,2	38,4	—	—	38,4
Extensions/discoveries	4,3	—	—	4,3	166,5	—	166,5	32,0	—	—	32,0
Production	(0,2)	—	—	(0,2)	(111,2)	—	(111,2)	(18,7)	—	—	(18,7)
Balance at 30 June 2022	5,2	—	—	5,2	813,7	—	813,7	140,8	—	—	140,8
Proved developed reserves
At 30 June 2020	1,0	1,9	0,4	3,3	721,6	56,9	778,5	121,3	1,9	9,9	133,1
At 30 June 2021	0,6	—	—	0,6	423,8	—	423,8	71,3	—	—	71,3
At 30 June 2022	0,9	—	—	0,9	599,3	—	599,3	100,8	—	—	100,8
Proved undeveloped reserves
At 30 June 2020	0,0	—	—	0,0	78,9	—	78,9	13,2	—	—	13,2
At 30 June 2021	0,1	—	—	0,1	106,4	—	106,4	17,8	—	—	17,8
At 30 June 2022	4,3	—	—	4,3	214,4	—	214,4	40,0	—	—	40,0
(1)	Natural oil and gas production in Mozambique in 2020, 2021 and 2022 originated from the single operational Pande-Temane PPA field, which comprises more than 15% of our total proved reserves. New discoveries of proved reserves for 2022 relates to the PSA asset which is under development.
(2)	Volumes presented in this table are after deduction of royalty taken in kind.
(3)	Quantities for the EMP asset in Gabon include “tax barrels”. Effective date of divestment of our interests in EMP was 25 February 2021.
(4)	The transaction to divest of all our interests in Canada was closed on 29 July 2021

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

The technical person within GSO who is primarily responsible for overseeing the internal preparation of natural oil and gas reserves estimates is the Manager: Corporate Reserves and Technical Assurance. The incumbent is a Member of the Energy Institute, a Chartered Petroleum Engineer, holds a MA and MSc in Mathematics and has 43 years’ experience in oil and gas exploration and production activities with 34 years’ experience in reserves estimation. The corporate authority accountable for the internal process, the control environment and the engagement of independent qualified reserves evaluators (if any) is the GSO Senior Vice President under guidance of the GSO Hydrocarbon Resource Committee.

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

Natural Oil and Gas (Rand in millions)

	Mozambique	Gabon(1)	Canada(2)	Total
Year ended 30 June 2020
Future cash inflows	28 517,7	1 771,4	1 552,2	31 841,3
Future production costs	(9 054,8)	(1 338,3)	(2 592,2)	(12 985,3)
Future development costs	(6 173,6)	(733,6)	(1 100,0)	(8 007,2)
Future income taxes	(5 675,0)	(112,2)	0,0	(5 787,2)
Undiscounted future net cash flows	7 614,3	(412,7)	(2 140,0)	5 061,6
10% annual discount for timing of estimated cash flows	(889,5)	138,6	1 136,8	385,9
Standardised measure of discounted future net cash flows	6 724,8	(274,1)	(1 003,2)	5 447,5
Year ended 30 June 2021
Future cash inflows	12 314,7	—	—	12 314,7
Future production costs	(4 169,1)	—	—	(4 169,1)
Future development costs	(4 031,5)	—	—	(4 031,5)
Future income taxes	(2 486,5)	—	—	(2 486,5)
Undiscounted future net cash flows	1 627,6	—	—	1 627,6
10% annual discount for timing of estimated cash flows	109,8	—	—	109,8
Standardised measure of discounted future net cash flows	1 737,4	—	—	1 737,4
Year ended 30 June 2022
Future cash inflows	43 159,0	—	—	43 159,0
Future production costs	(9 429,6)	—	—	(9 429,6)
Future development costs	(15 625,7)	—	—	(15 625,7)
Future income taxes	(6 445,5)	—	—	(6 445,5)
Undiscounted future net cash flows	11 658,2	—	—	11 658,2
10% annual discount for timing of estimated cash flows	(6 229,3)	—	—	(6 229,3)
Standardised measure of discounted future net cash flows	5 428,9	—	—	5 428,9
(1)	Effective date of divestment of our interests in the EMP in Gabon was 25 February 2021.
(2)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.

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

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

The changes in standardised measure of discounted future net cash flows, relating to the Proved Reserves are shown in the table below.

	Natural Oil and Gas (Rand in millions)

	Mozambique	Gabon(1)	Canada(2)	Total
Present value at 30 June 2019	9 053,3	(225,4)	(856,5)	7 971,4
Net changes for the year	(2 328,5)	(48,7)	(146,7)	(2 523,9)
Sales and transfers of oil and gas produced net of production costs	(3 700,5)	(570,6)	(45,3)	(4 316,4)
Development costs incurred	692,3	492,6	107,6	1 292,5
Net change due to current reserves estimates from:
(Reduced)/improved recovery	—	910,9	—	910,9
Revisions	(1 771,4)	28,0	521,0	(1 222,4)
Others	—	—	(29,1)	(29,1)
Net changes in prices and costs related to future production	(3 369,9)	(589,7)	(1 058,4)	(5 018,0)
Changes in estimated future development costs	(21,5)	(294,5)	522,5	206,5
Accretion of discount	1 402,5	(11,3)	(92,9)	1 298,3
Net change in income tax	884,5	14,5	—	899,0
Net change due to exchange rate	3 555,5	(28,6)	(72,1)	3 454,8
Present value at 30 June 2020	6 724,8	(274,1)	(1 003,2)	5 447,5
Net changes for the year	(4 987,4)	274,1	1 003,2	(3 710,1)
Sales and transfers of oil and gas produced net of production costs	(2 012,2)	(362,9)	(74,9)	(2 450,0)
Development costs incurred	211,5	53,6	(13,6)	251,5
Net change due to current reserves estimates from:
Revisions	(1 936,2)	—	1 018,8	(917,4)
Sale in place	—	583,4	255,5	838,9
Others	—	—	(140,4)	(140,4)
Net changes in prices and costs related to future production	(2 506,8)	—	33,9	(2 472,9)
Changes in estimated future development costs	110,1	—	56,3	166,4
Accretion of discount	1 081,2	—	(103,2)	978,0
Net change in income tax	2 159,2	—	—	2 159,2
Net change due to exchange rate	(2 094,2)	—	(29,2)	(2 123,4)
Present value at 30 June 2021	1 737,4	—	—	1 737,4
Net changes for the year	3 691,5	—	—	3 691,5
Sales and transfers of oil and gas produced net of production costs	(3 284,5)	—	—	(3 284,5)
Development costs incurred	1 750,9	—	—	1 750,9
Net change due to current reserves estimates from:
Revisions	4 829,6	—	—	4 829,6
Discoveries	8 360,1	—	—	8 360,1
Net changes in prices and costs related to future production	3 456,3	—	—	3 456,3
Changes in estimated future development costs	(9 648,8)	—	—	(9 648,8)
Accretion of discount	366,5	—	—	366,5
Net change in income tax	(2 704,7)	—	—	(2 704,7)
Net change due to exchange rate	566,1	—	—	566,1
Present value at 30 June 2022	5 428,9	—	—	5 428,9
(1)	Effective date of divestment of our interests in the EMP in Gabon was 25 February 2021.
(2)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.

SYNTHETIC OIL

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

The table below provides the costs incurred during the year in synthetic oil property acquisition, exploration and development activities, whether capitalised or charged to income directly.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2022	2021	2020
Acquisition of proved properties	7,3	—	6,0
Exploration	91,7	77,3	95,6
Development	1 897,0	1 656,9	2 015,2
Total costs incurred	1 996,0	1 734,2	2 116,8

TABLE 2—CAPITALISED COSTS RELATING TO SYNTHETIC OIL ACTIVITIES

The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to synthetic oil and production activities, and the aggregate amount of the related depreciation and amortisation.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2022	2021	2020
Proved properties	113 255,5	107 786,9	112 446,4
Producing wells and equipment	112 605,5	107 136,9	111 754,1
Non-producing wells and equipment	650,0	650,0	692,3
Unproved properties	15,8	61,1	122,0
Capitalised costs	113 271,3	107 848,0	112 568,4
Accumulated depreciation, amortisation and valuation allowances	(69 389,2)	(67 677,5)	(47 337,2)	(1)
Net book value	43 882,1	40 170,5	65 231,2
(1)	As result of the integrated value chain impairment assessment, management has applied discretion in changing the allocation methodology for impairments. This resulted in the correction of the 2020 accumulated depreciation, amortisation and valuation allowances from R47,3 billion to R45,1 billion in the 2021, which is immaterial.

TABLE 3—RESULTS OF OPERATIONS FOR SYNTHETIC OIL ACTIVITIES

The results of operations for synthetic oil activities are summarised in the table below.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2022	2021	2020
Sales to unaffiliated parties	—	—	—
Transfers to affiliated parties	61 996,5	41 307,2	39 062,1
Total revenues	61 996,5	41 307,2	39 062,1
Production costs	(30 958,7)	(27 640,6)	(23 518,3)
Foreign currency translation gains/(losses)	(17,7)	2 098,4	(1 618,8)
Exploration expenses	(21,5)	(40,3)	(25,8)
Depreciation, amortisation and valuation provisions	(4 638,0)	(23 729,3)	(14 835,7)	(1)
Operating (loss)/profit	26 360,6	(8 004,6)	(936,5)
Tax	(6 271,8)	2 294,4	316,2
Results of operations	20 088,8	(5 710,2)	(620,3)
(1)	As result of the integrated value chain impairment assessment, management has applied discretion in changing the allocation methodology for impairments. This resulted in the correction of the 2020 accumulated depreciation, amortisation and valuation allowances from R14,8 billion to R12,6 billion in the 2021, which is immaterial.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

Proved reserves

The table below summarises proved developed and proved undeveloped reserves of synthetic oil as at 30 June, for the last three years. As at 30 June 2022, the total proved reserve estimate for synthetic oil is 1 081,2 million barrels in oil equivalent terms.

	Synthetic oil—South Africa
	(Millions of barrels)
	2022	2021	2020
Opening balance	1 126,4	1 171,6	1 199,9
Revisions	(12,6)	(9,7)	—
Extensions/discoveries	—	—	8,2
Production	(32,6)	(35,5)	(36,5)
Balance at 30 June	1 081,2	1 126,4	1 171,6
Proved developed reserves	1 081,2	1 126,4	1 171,6
Proved undeveloped reserves	—	—	—

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Synthetic oil—South Africa
(Rand in millions)
Year ended 30 June	2022	2021	2020
Future cash inflows(1)	1 449 554,7	913 301,8	929 728,0
Future production costs	(773 811,3)	(625 923,3)	(612 976,2)
Future development costs	(203 400,6)	(201 910,1)	(279 245,2)
Future income taxes	(127 532,5)	(35 537,8)	(24 805,3)
Undiscounted future net cash flows	344 810,3	49 930,6	12 701,3
10% annual discount for timing of estimated cash flows	(210 575,2)	(33 932,3)	(14 173,4)
Standardised measure of discounted future net cash flows	134 235,1	15 998,3	(1 472,1)

(1)	Increase mainly due to an improved outlook on average sales price per barrel resulting from higher global oil prices.

The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

	Synthetic oil—South Africa
	(Rand in millions)
	2022	2021	2020
Present value—opening balance	15 998,3	(1 472,1)	85 306,3
Net changes for the year	118 236,8	17 470,4	(86 778,4)
Sales and transfers of oil and gas produced net of production costs	(31 037,8)	(13 666,7)	(15 543,7)
Development costs incurred	8 485,6	5 848,1	8 005,5
Revisions	(12 884,4)	2 096,8	228,6
Extensions	—	—	736,1
Net changes in prices and costs related to future production	211 915,7	(5 925,9)	(162 940,7)
Changes in estimated future development costs	(3 671,5)	34 264,9	(3 433,3)
Accretion of discount	1 417,9	(433,2)	7 745,8
Net change in income tax	(36 168,8)	(5 560,8)	39 488,5
Net change due to exchange rate	(19 819,9)	847,2	38 934,8
Present value at 30 June	134 235,1	15 998,3	(1 472,1)

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

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1	Long-term Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed on 28 October 2019)
4.2	Trust Deed constituting the Sasol Khanyisa Employee Share Ownership Plan
8.1	List of significant subsidiaries and significant jointly controlled entities
12.1	Certification of Fleetwood Grobler, President and Chief Executive Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Hanre Rossouw, Chief Financial Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of Fleetwood Grobler, President and Chief Executive Officer of Sasol Limited, and Hanre Rossouw, Chief Financial Officer of Sasol Limited, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of independent registered public accounting firm—PwC
96.1	Technical Report
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Remuneration Report
99.3	Integrated Report—Performance Overview—Chief Financial Officer’s review
99.4	Integrated Report—Preserving and maximising value creation – Our integrated value chains
99.5	Integrated Report— Strategic direction
99.6	Integrated Report—Operational performance summary
99.7	Integrated Report—Governance
99.9.1	Sasol Limited Board Charter
99.9.2	Terms of reference—Audit Committee and Remuneration Committee
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

H-1

SASOLBURG
MOOIKRAAL ADIT
SASOL MINING (Pty) Ltd
NOT TO SCALE
MOOIKRAAL MINE BOUNDARY
SIGMA MINE BOUNDARY
TOWNS
OVERLAND CONVEYOR
ROADS TAR
ROADS GRAVEL
MINE SHAFT
VENT SHAFTS

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SASOL LIMITED

By:/s/ FLEETWOOD GROBLER

Date:	31 August 2022	Fleetwood Grobler
President and Chief Executive Officer

Hanré Rossouw
Group Chief Financial Officer