Form 20-F
period 2023-06-30
SASOL LTD
filed 2023-09-01
CIK 314590

As filed with the Securities and Exchange Commission on 01 September 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

◻	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the fiscal year ended 30 June 2023

OR

◻	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited

(Exact name of registrant as Specified in its Charter)

Republic of South Africa

(Jurisdiction of Incorporation or Organization)

Sasol Place, 50 Katherine Street, Sandton, 2196

South Africa

(Address of Principal Executive Offices)

Hanré Rossouw, Chief Financial Officer, Tel. No. +27 10 344 3060, Email hanre.rossouw@sasol.com

Sasol Place, 50 Katherine Street, Sandton, 2196, South Africa

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares	SSL	New York Stock Exchange
Ordinary Shares of no par value*	SSL	New York Stock Exchange
5,875% Notes due 2024 issued by Sasol Financing USA LLC	SOLJL	New York Stock Exchange
6,500% Notes due 2028 issued by Sasol Financing USA LLC	SOLJL	New York Stock Exchange
4,375% Notes due 2026 issued by Sasol Financing USA LLC	SOLJL	New York Stock Exchange
5,500% Notes due 2031 issued by Sasol Financing USA LLC	SOLJL	New York Stock Exchange

*

Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares (ADS or ADSs) pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

640 667 612 Sasol shares comprising

634 336 265 Sasol ordinary shares of no par value

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

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ◻

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ◻

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

As used in this Form 20-F:

●	“rand” or “R” means the currency of the Republic of South Africa;
●	“US dollars”, “dollars”, “US$” or “$” means the currency of the United States (US); and
●	“euro”, “EUR” or “€” means the common and currency of the member states of the European Monetary Union.

We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2023. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

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

All references to the “group”, “us”, “we”, “our”, “Company”, or “Sasol” in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates, joint arrangements and structured entities. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to “(Pty) Ltd” refer to Proprietary Limited, a form of corporation in South Africa which restricts the right of transfer of its shares and prohibits the public offering of its shares.

All references in this Form 20-F to “South Africa” and “the government” are to the Republic of South Africa and its government. All references to the “JSE” are to the JSE Limited or Johannesburg Stock Exchange, the securities exchange of our primary listing. All references to “SARB” refer to the South African Reserve Bank. All references to “PPI” and “CPI” refer to the South African Producer Price Index and Consumer Price Index, respectively, which are measures of inflation in South Africa. All references to “GTL” refer to our gas-to-liquids processes.

Forward-looking and other statements in this Form 20-F including those in relation to our environmental, social and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the US Securities and Exchange Commission (SEC). In addition, historical, current, and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Future production profiles in this Form 20-F, and its related exhibits, do not yet reflect the impact of our greenhouse gas (GHG) reduction strategy as the programme was still in pre-feasibility phase at 30 June 2023. It is expected that the programme will progress past pre-feasibility during calendar year 2023 with the related impact of disclosure reflected in this Form 20-F.

Unless otherwise stated, presentation of financial information in this annual report on Form 20-F will be pursuant to IFRS. Our discussion of business segment results follows the basis used by the President and Chief Executive Officer (the company’s chief operating decision maker) for segmental financial decisions, resource allocation and performance assessment, which forms the accounting basis for segmental reporting, that is disclosed to the investing and reporting public.

“Financial Review” means the Chief Financial Officer’s performance overview included in Exhibit 99.3.

“Headline earnings per share (HEPS)” refers to disclosures made under the listings requirements issued by the JSE (JSE Listing Requirements).

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

FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the SEC, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

●	rising inflation, supply chain issues volatile commodity costs and other inflationary pressures exacerbated by the Russia/Ukraine war and subsequent sanctions;
●	the capital cost of our projects, including the Production Sharing Agreement (PSA) project (including material, engineering and construction cost) and the timing of project milestones;
●	our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as our ongoing business activities and to pay dividends;
●	statements regarding our future results of operations and financial condition and regarding future economic performance including cost-containment, cash-conservation programmes and business optimisation initiatives;
●	statements regarding recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition;
●	statements of our business strategy, business performance outlook, plans, objectives or goals, including those related to products or services;
●	statements regarding future competition, volume growth and changes in market share in the industries and markets for our products;
●	statements regarding our existing or anticipated investments (including the Mozambique exploration and development activities, the GTL joint venture in Qatar, chemical projects and joint arrangements in North America and other investments), acquisitions of new businesses or the disposal of existing businesses, including estimates or projections of internal rates of return and future profitability;
●	statements regarding our estimated oil, gas and coal reserves;
●	statements regarding the probable future outcomes of litigation and regulatory proceedings and the future development in legal and regulatory matters including statements regarding our ability to comply with future laws and regulations;
●	statements regarding future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices;
●	statements regarding the demand, pricing and cyclicality of oil, gas and petrochemical product prices;
●	statements regarding changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability;
●	statements regarding future fluctuations in exchange and interest rates and changes in credit ratings;
●	statements regarding total shareholder return;
●	statements regarding our growth and expansion plans;
●	statements regarding our current or future products and anticipated customer demand for these products;

●	statements regarding acts of war, terrorism or other events that may adversely affect the group’s operations or those of key stakeholders to the group;
●	the impact of any pandemics, and the measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity;
●	the effectiveness of any actions taken by Sasol to address or limit any impact of such pandemics on its business, people and operations;
●	statements and assumptions relating to macroeconomics including in relation to potential impact of pandemics;
●	statements regarding climate change, climate change impacts, and our climate change strategies including strategies around disclosure and transparency of climate, energy efficiency improvement, GHG emission reduction targets, our net zero emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel;
●	statements regarding our estimated carbon tax liability;
●	statements regarding cyber security;
●	statements regarding ongoing litigation, including tax litigation and assessments; and
●	statements of assumptions underlying such statements.

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

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in such forward-looking statements. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

●	the impact of pandemics, and the related response measures, on the Company and on the economies in which we operate;
●	the outcome in pending and developing regulatory matters and the effect of changes in regulation and government policy;
●	the political, social and fiscal regime and economic conditions and developments in the world, especially in those countries in which we operate;
●	the outcome of legal proceedings including tax litigation and assessments;
●	our ability to maintain key customer relations in important markets;
●	our ability to improve results despite increased levels of competition;
●	our ability to utilise our oil gas and coal reserves as anticipated;
●	the continuation of substantial growth in significant developing markets;
●	the ability to benefit from our capital investment programme;
●	the accuracy of our assumptions in assessing the economic viability of our large capital projects and growth in significant developing areas of our business;

●	the ability to gain access to sufficient competitively priced gas, coal and other feedstocks and/or other commodities;
●	the impact of increasingly more stringent environmental legislation and regulation on our operations and access to natural resources;
●	the risk of potential liability for our operations under existing or future environmental regulations;
●	our success in continuing technological innovation to address climate change risks;
●	the success of our B-BBEE ownership transactions;
●	our ability to maintain sustainable earnings despite fluctuations in oil, gas and commodity prices, foreign currency exchange rates and interest rates;
●	our ability to maintain sufficient levels of cash at all times;
●	our ability to attract and retain sufficient and adequately skilled employees;
●	the risk of completing major projects within budget and schedule; and
●	our success at managing the foregoing risks.

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

There are additional factors to be considered under South African law in respect of the enforceability in South Africa (in original actions or in actions for enforcement of judgements of US courts) of liabilities predicated on the US federal securities laws. These additional factors include, but are not necessarily limited to:

●	South African public policy considerations;
●	South African legislation regulating the applicability and extent of damages and/or penalties that may be payable by a party;
●	the applicable rules under the relevant South African legislation which regulate the recognition and enforcement of foreign judgements in South Africa; and
●	the South African courts’ inherent jurisdiction to intervene in any matter which such courts may determine warrants the courts’ intervention (despite any agreement among the parties to (i) have any certificate or document being conclusive proof of any factor, or (ii) oust the courts’ jurisdiction).

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

Further background and measures that we use when assessing various risks are set out in the relevant sections of this report, indicated by way of cross references under each risk factor

Summary of Risk Factors

Please carefully consider all of the information discussed in this Report for a more thorough description of these and other risks. The risks described below are organised by risk type and are not listed in order of their priority to us or their impact on us.

Risks related to our business

●	Cyclicality in petrochemical product prices and demand may adversely affect our business, operating results, cash flows and financial condition;

●	Our coal, synthetic oil and natural gas reserve estimates may be materially different from quantities and qualities that we eventually recover or ultimately make use of;
●	We may be unable to access, discover, appraise and develop coal and gas resources at a rate and price that is adequate to sustain our

business and/or enable growth;

●	We may not be able to exploit technological advances quickly enough and successfully or competitors may develop superior technologies; and
●	Our insurance may not sufficiently cover damage or other potential losses, thereby impacting our business and financial condition.

Risks related to financial matters

●	We may not be able to finance, refinance, extend or repay our indebtedness on time, which would have a material adverse effect on our financial condition and ability to continue as a going concern;
●	Our access to and cost of funding is affected by our credit rating, which in turn is affected by, among other factors, our financial performance and the sovereign credit rating of the Republic of South Africa;
●	We may not achieve our Sasol 2.0 transformation programme cash conservation targets;
●	Fluctuations in coal, crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial condition; and
●	Fluctuations in exchange rates may adversely affect our business, operating results, cashflows and financial condition.

Risks related to economic, political or social factors

●	Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit.

Risks related to our capital investments

●	We may not achieve projected benefits of acquisitions or divestments;
●	Our projects / capital investments are subject to schedule delays and cost overruns, and we may face material changes in market conditions or other business assumptions, which could render our projects unviable or less profitable than planned;
●	As our service providers supplying the oil and gas industry in Mozambique are concentrated and the supplier market is not mature, our

business could be adversely affected;

●	Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial condition; and
●	We may not pay dividends or make similar payments to shareholders in the future due to various factors.

Risks related to the safety of our operations

●	Power and water deficits and poor infrastructure may impact our operations;
●	We may face potential costs in connection with accidents causing property damage, personal injury or environmental contamination, industry and value chain-related operational interruptions; and
●	Our facilities may also be subject to deliberate disruptions.

Risks related to legal, regulatory and governance matters

●	Our shareholders might lose confidence in our financial and other public reporting if we experience material weaknesses or significant deficiencies and fail to maintain an effective system of internal controls over financial reporting which in turn may adversely affect our share price;
●	Certain factors may result in the recognition of an impairment charge, which could negatively impact our financial condition;
●	Actual or alleged non-compliance with regulatory requirements could result in criminal or civil enforcement and associated sanctions and/or harm our reputation and negatively impact our licence to operate;
●	South African legislation relating to mining, petroleum and energy activities may have an adverse effect on our mineral rights and impact our business, operating results, cash flows and financial condition;

●	Changes in safety, health, environmental and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition;
●	We are subject to risks associated with litigation and regulatory proceedings; and
●	Intellectual property risks may adversely affect

our freedom to operate our processes and sell

our products and may dilute our competitive

advantage.

Risks related to our sustainability

●	Our strategy to respond to climate change, including compliance with evolving regulatory requirements and policy to reduce GHG emissions and to adequately disclose related risks and impacts, may not be successful and could negatively impact our business and growth as well as result in claims against our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our licence to operate and impede our access to capital and financing.

Risks related to health, including pandemics

●	Our global operations expose us to pandemics, such as the COVID-19 pandemic, that may adversely affect our workforce and impact business continuity, operating results, cash flows and financial condition.

Risks related to information management

●	We may face the risk of data privacy breaches or attempts to disrupt critical information technology services, which may adversely impact our operations.

Risks related to our people

●	Challenges remain around our ability to attract and retain critical skills to fill vacant positions to support current and future business requirements.

Risks related to our American Depositary Receipts (ADR or ADRs)

●	The exercise of voting rights by holders of ADRs is limited in some circumstances;
●	Holders of Sasol’s ordinary shares or ADSs may be subject to dilution as a result of any non-preemptive share issuance, and shareholders outside South Africa or ADS holders may not be able to participate in future offerings of securities (including Sasol’s ordinary shares) carried out by or on behalf of Sasol;
●	Sales of a large amount of Sasol’s ordinary shares and ADSs could adversely affect the prevailing market price of the securities; and
●	US securities laws do not require Sasol to disclose as much information to investors as a US issuer is required to disclose, and investors may receive less information about the Company than they might otherwise receive from a comparable US company.

Risks related to our business

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

Cyclicality combined with difficulty forecasting the timing of the industry business cycle, and prices for chemical products during the current volatile market conditions may have a material adverse effect on our business, operating results, cash flows and financial condition.

Loss of competitiveness for Sasol remains a risk, driven by inter alia uncompetitive product prices, insufficient volumes to meet demand, cost of production and production volumes, sub optimal inventory levels, supply chain disruptions, critical feedstock availability, inadequate innovation, loss of customers and ability to place product in the market. This includes the risk of increased competition in the liquid fuels market in Southern Africa should new market entrants emerge who in turn could place refineries with own production at risk.

Our coal, synthetic oil and natural gas reserve estimates may be materially different from quantities and qualities that we eventually recover or ultimately make use of

Our reported coal, synthetic oil and natural gas reserves are estimated quantities and qualities based on applicable reporting regulations that, under present conditions, have the potential to be economically mined, processed, produced, delivered to market and sold.

There are numerous uncertainties inherent in estimating quantities and qualities of reserves and in projecting future rates of production, including factors that are beyond our control and therefore estimated quantities and qualities of reserves are uncertain. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation, costs to develop and produce, and market prices for related products.

Reserve estimates are adjusted to reflect improved recovery and extensions, and are also revised from time to time based on improved data acquired from actual production experience and other factors. In addition, regulatory changes and market prices may result in a revision to estimated reserves. Revised estimates may have a material adverse effect on our business, operating results, cash flows and financial condition. For example, if quantities and qualities eventually recovered are materially different from estimates, then this could result in us having insufficient quantities to meet demand or supply obligations for such production. See “Item 4.D—Property, plants and equipment”.

We may be unable to access, discover, appraise and develop coal and gas resources at a rate and price that is adequate to sustain our business and/or enable growth

Our natural gas reserves in Mozambique are of particular importance as feedstock for our plants in South Africa, as well as for sales of gas into the markets in Mozambique and South Africa. We continue to develop a portfolio of gas options in Mozambique which includes gas field development of the current Petroleum Production Agreements (PPA) and PSA assets as well as pursuing exploration opportunities such as the recent gas find in PT5C however, we cannot be sure that we will be able to successfully develop such portfolio of gas options

Competition for suitable opportunities, increasing technical difficulty, stringent regulatory and environmental standards, large capital requirements and existing capital commitments may negatively affect our ability to access, appraise and develop new gas resources in a timely manner, which could adversely impact our ability to support and sustain our current business operations while we transition to Future Sasol.

Our future growth could also be impacted by these factors, potentially leading to a material adverse effect on our business, operating results, cash flows and financial condition.

We may not be able to exploit technological advances quickly enough and successfully or competitors may develop superior technologies

Many of our operations, including the manufacture of synthetic fuels and petrochemical products, are dependent on the use of advanced technologies. The development, commercialisation and integration of the appropriate advanced technologies can affect, among others, the competitiveness of our products, the continuity of our operations, our feedstock requirements and the capacity and efficiency of our production.

It is possible that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected advances in employed technologies or the development of novel processes can affect our operations and product ranges in that they could render the technologies we utilise or the products we produce obsolete or less competitive in the future. Difficulties in accessing new technologies may impede us from implementing them and competitive and environmental pressures may force us to implement these new technologies at a substantial cost.

In addition to the potential technological challenges, expansion projects are often integrated across our value chain. Delays with the development of an integrated project might, accordingly, have an impact on more than one business segment and could result in a material adverse effect on our business, operating results, cash flows and financial condition.

Over time, green hydrogen is anticipated to be a feedstock for the sustainable products that Sasol will increasingly look to produce however, this will depend on the affordability of green hydrogen production and electrolysers, scale of renewable energy roll-out and Sasol’s ability to procure the technology cost effectively. Our effort to become a green hydrogen producer may be unsuccessful and the process may lead to increased operational and capital costs and negatively impact other growth strategies. See “—Risks related to our sustainability—Our strategy to respond to climate change, including compliance with evolving regulatory requirements and policy to reduce GHG emissions and to adequately disclose related risks and impacts, may not be successful and could negatively impact our business and growth as well as result in claims against our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our licence to operate and our access to capital and financing” for more information.

Our insurance may not sufficiently cover damage or other potential losses, thereby impacting our business and financial condition.

It is Sasol’s policy to ensure effective service provider management and procure appropriate insurance cover for property damage and business interruption for its production facilities. The policy is to procure cover above acceptable deductible levels at acceptable commercial premiums. However, full cover for all loss scenarios may not be available at acceptable commercial rates, and we cannot give any assurance that the insurance procured for any particular year would cover all potential risks sufficiently or that the insurers will have the financial ability to pay all claims that may arise. In addition, loss and liability in relation to cybersecurity may not be sufficiently covered by any insurance.

The costs we may incur as a result of the above or related factors could have a material adverse effect on our business, operating results, cash flows and financial condition.

Risks related to financial matters

We may not be able to finance, refinance, extend or repay our indebtedness on time, which would have a material adverse effect on our financial condition and ability to continue as a going concern

A number of short to medium-term factors can adversely affect our access to capital and ability to refinance our existing indebtedness or incur future debt on commercially reasonable terms (if at all), which in turn can materially affect our business, results, liquidity and financial condition. These factors include:

●	the increased risk of a prolonged surge in global inflation and interest rates;
●	financial and operational performance, including operating cash flow, our net debt to earnings before interest, taxes, depreciation and amortisation (EBITDA) ratio and our share price;
●	prolonged dislocation in the financial and capital markets;
●	prolonged periods of low oil prices and a decline in fuel and chemicals margins;
●	inherent business risks, including unplanned production outages, declines in margins for our products, higher than anticipated capital requirements to sustain operations or for projects and supply chain disruptions;
●	climate change concerns, which may restrict the availability of bank loans or access to the local and global debt capital markets;
●	changes in financial market regulation; and
●	adverse global events including impact from pandemics and military conflicts.

In addition, our principal credit facilities contain restrictive covenants (including financial covenants). These restrictive covenants limit, among other things, our ability to encumber our assets, incur incremental debt and dispose of assets in certain circumstances. In addition, the financial covenants include a requirement to not exceed a maximum net debt to EBITDA ratio. These restrictive covenants could limit our operating and financial flexibility and failure to comply with any covenant may enable the lenders to accelerate repayment obligations.

Our operating cash flow and credit facilities may also be insufficient to meet our capital requirements and related incremental working capital plans, depending on the timing and cost of development of our existing and future projects and our operating performance. As a result, additional capital may be needed to meet the funding requirements of these projects and ongoing business activities, and any inability to refinance or extend debt maturities may impact our financial condition and ability to continue as a going concern.

Further, we have incurred US dollar denominated indebtedness. To the extent US dollars are not readily available to us we may not be able to fund such repayments.

Moreover, under South African exchange control regulations, we must obtain approval from the Financial Surveillance Department (FSD) of the South African Reserve Bank regarding any capital raising activity involving a currency other than the rand. In granting its approval, the FSD may impose conditions on our use of the proceeds of the capital raising activity outside South Africa, including limits on our ability to retain the proceeds of this capital raising activity outside South Africa or a requirement that we seek further approval by the FSD prior to applying any of these funds to any specific use. Any limitations imposed by the FSD on our use of the proceeds of a capital raising activity could adversely affect our flexibility in financing our investments or our financial needs. For more information regarding exchange controls in South Africa, see “Item 10.D—Exchange controls”.

Our access to and cost of funding is affected by our credit rating, which in turn is affected by, among other factors, our financial performance and the sovereign credit rating of the Republic of South Africa

Any downgrades to our credit rating, be that due to the deterioration of our financial performance or a decline of the sovereign credit rating of the Republic of South Africa, could adversely affect our access to and the cost of funding.

We may not achieve our Sasol 2.0 transformation programme cash conservation targets

In November 2020, Sasol announced the Sasol 2.0 business transformation programme to the market, which is aimed at transforming Sasol’s organisation and delivering a sustainable, profitable and globally competitive business. The programme has specific targets for cash fixed cost, gross margin, working capital and maintaining and transforming categories of capital spend.

The achievement of the Sasol 2.0 transformation programme is a top priority for Sasol, however, there are factors that may impact the delivery negatively. These include negative macroeconomic developments or further deterioration of market conditions as well as the impact of operational instability and our failure to manage costs appropriately across our operating sites. The actual cash flow improvement achieved may therefore differ significantly from the current targeted amounts. If the anticipated benefits cannot be realised from these efforts, our business, operating results, financial condition, cash flows and ability to execute our growth strategy could be adversely affected.

Fluctuations in coal, crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial condition

Market prices are subject to fluctuations due to general economic conditions, industry inventory levels and technology advancements

We depend on coal, crude oil, natural gas, ethane, chemical and petroleum products, among others, as feedstock and process materials. The market prices of these products fluctuate as they are subject to local and international supply and demand fundamentals and other factors over which we have no control. Currency fluctuations and commodity prices can have a joint impact on Sasol’s financial performance and could adversely affect our business, operating results, cash flows and financial condition, including by the delay or cancellation of projects.

In addition, a substantial proportion of our turnover is derived from sales of natural gas, chemical and petroleum products, the prices of which have fluctuated significantly in recent years. These prices are affected primarily by crude oil prices and other factors including changes in product inventory, global production capacity and availability of substitute fuels. Worldwide supply conditions and crude oil prices may be significantly influenced by macroeconomic conditions, industry inventory levels, technology advancements, weather-related damage and disruptions, alternative fuel prices and geopolitical risks, including warfare. See “Item 5.A—Operating results” for the impact of the crude oil prices on the results of our operations.

It is inherently difficult to forecast fluctuations in prices for coal, crude oil, natural gas, ethane, chemicals and petroleum products. This risk has been exacerbated by the COVID-19 pandemic and its impact on those product markets as well as the disruption caused by the Russia/ Ukraine war and the consequent inflationary pressures from feedstock costs, impacts on supply chains and uncertainties around changes in monetary policy in high inflationary environments. The macro environment remains highly volatile, with key indicators (such as exchange rate, oil, feedstock cost and inflation) moving with significant variations on a regular basis.

As we are unable to control the price at which these products are purchased or sold, fluctuations in prices of these products, or any inability to obtain or sell these products, may have a material adverse effect on our business, operating results, cash flows and financial condition.

South African regulations and margin erosion

The South African government controls and/or regulates certain fuel prices and our margins may be impacted as a result of changes to the regulations and formulae used to calculate such prices.

South African liquid fuels prices are determined on an import parity principle using the “Basic Fuel Price” (BFP) mechanism. Elements in the BFP formula are updated or adjusted from time to time at the discretion of the Department of Mineral Resources and Energy (DMRE), which may affect margins.

Further, through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices.

In addition, piped gas prices are regulated through the approval of maximum piped gas prices by the National Energy Regulator of South Africa (NERSA). NERSA uses its Maximum Gas Price Methodology adopted from time to time as the guideline for assessing and deciding on maximum gas price applications by licenced traders. In January 2023, NERSA adopted a revised Maximum Gas Price Methodology. The implementation by NERSA of this revised methodology in relation to future gas price applications by Sasol Gas (Pty) Ltd (Sasol Gas) could have an adverse effect on our business, operating results, cash flows and financial condition. In addition, the outcome of the ongoing litigation in the review application of the 2021 NERSA Maximum Gas Price decision (described under “Item 4.B—Business overview—Legal proceedings and other contingencies”) may also lead to such an adverse effect.

Long term fluctuations in US dollar prices for oil and ethane

While we use derivative financial instruments and engage in hedging activities from time to time to mitigate against downside risk, these do not protect against differing trends in the correlation between crude oil and ethane and chemicals and petroleum product prices and as such, our exposure could result in reduced revenues and may have an adverse effect on our business, operating results, cash flows and financial condition. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

Fluctuations in exchange rates may adversely affect our business, operating results, cashflows and financial condition

The rand is the principal functional currency of our operations, and we report our financial results in rand. However, a significant portion of our turnover is impacted by the US dollar and the pricing of most petroleum and chemical products is based on global commodity and benchmark prices which are quoted in US dollars. Further, the components of the BFP are US dollar-denominated and converted to rand, which impacts the price at which we sell fuel in South Africa. In addition, a significant part of our borrowings is US dollar-denominated, as these relate to investments outside South Africa or constitute materials, engineering and construction costs imported into South Africa. Fluctuations in the rand/US dollar (ZAR/US$) exchange rate impact our financial leverage and estimated capital expenditure. We also generate turnover and incur operating costs in US dollars, euros and other currencies.

Accordingly, fluctuations in exchange rates between the rand and US dollar, and/or euro may have a material effect on our business, operating results, cash flows and financial condition.

Furthermore, the rand exchange rate is affected by various international and South African economic and political factors. Strengthening of the rand would have an adverse effect on our operating results, cash flows and financial condition. However, given the significance of our foreign currency denominated long-term debt, a weaker rand against the US dollar would have a negative impact on our gearing. See “Item 5.A—Operating results” for further information regarding the effect of exchange rate fluctuations on our results of operations.

Although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of its underlying value, due to the potential effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see “Item 10.D—Exchange controls”.

In addition, fluctuations in the exchange rates of the rand against the US dollar, euro and other currencies impact the comparability of our financial statements between periods due to the effects of translating the functional currencies of our foreign subsidiaries into rand at different exchange rates.

Risks related to economic, political or social factors

Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profits

Fiscal and monetary policies

Macroeconomic factors, such as inflation and interest rates, could affect our ability to contain costs and obtain cost-effective debt financing.

Global financial conditions, geo-political tensions, commodity price trends, emerging market sentiment swings and domestic sociopolitical and policy developments, could contribute to significant currency volatility.

Further, global economic conditions remain highly uncertain. Macroeconomic and socio-political uncertainties and other potential disruptions to international credit markets and financial systems could cause a loss of investor confidence and any economic recovery may remain limited in geographic scope. The risk also remains that a recovery could be slow or that the global economy could fall into a deep and long-lasting recession.

Political and social uncertainty

We have invested in or are in the process of investing in and/or divesting from, significant operations in Southern African, European, North American, Asian and Middle Eastern countries that are experiencing or have experienced political, social and economic uncertainty. For example, South Africa faces ongoing challenges in improving the country’s growth potential, reducing inequality, weak public finances, corruption and addressing weaknesses at state-owned enterprises, particularly the national power utility, Eskom (Eskom) and Transnet SOC Limited (Transnet) (the state-owned rail, port and pipeline company), and other institutions. It also continues to face events and potential future risks related to civil and social unrest. In 2021, South Africa experienced security threats to operations and people, continuity risks in operations and business, reductions in market demand for products, and interruptions in supply chains which significantly impacted the economy, business generally and us specifically in various ways. These factors remain a risk to South Africa’s business environment, sovereign credit rating outlook and future socioeconomic stability.

In addition, economic and political instability in regions outside of the jurisdictions in which we operate and other geopolitical events such as the Russia/ Ukraine war may result in unavoidable uncertainties that could negatively affect costs of business and cause volatility in exchange rates, commodity prices, and interest rates. Such events could also impact worldwide political, regulatory, economic or market conditions, as well as causing instability in political institutions, regulatory agencies and financial markets, any of which could have a material adverse effect on our business, operating results, cash flows and financial condition. Furthermore, there has been an increasing trend of coalition governments at the local government (city/town) level in South Africa, resulting in some instability at this level of government. National elections will be held in South Africa in 2024. We are uncertain of the impact national elections will have on national policies relating to the overall business environment and Sasol.

Further, government policies, laws and regulations in countries where we operate, or plan to operate, may change in the future. Governments in those countries have in the past and may in the future pursue policies of resource nationalisation and market intervention, including through protectionism like import tariffs and subsidies. The impact of such changes on our ability to deliver on planned projects cannot be determined with any degree of certainty. Such changes may therefore have an adverse effect on our operations and financial results.

Transformation and local content

Sasol is required to interpret and understand the local content requirements for those countries in which it operates. For example, for the oil and gas industry in the Republic of Mozambique we are required to interpret certain local content requirements to be able to enhance our social licence to operate. As a result, not understanding or complying with the local content requirements pose a risk to Sasol

Further, we cannot assure compliance with local content requirements (including during the empowerment period) or with newly imposed conditions. For example, value creation, if any, to the majority of the Khanyisa shareholders at the conclusion of the Sasol Khanyisa Transaction (as defined below) is exposed to the inherent business risks of Sasol South Africa Limited (SSA) during the empowerment period. The value created is determined with reference to the extent the fair value of SSA and any dividends declared by SSA exceed any outstanding vendor financing related to these Khanyisa shareholders at the end of the transaction period. Any adverse impact on dividend distributions to the Khanyisa shareholders or on the valuation of the SSA business on conclusion of the transaction will reduce the ultimate value created. See “Item 4.B—Empowerment of historically disadvantaged South Africans”.

Disruptive industrial action

While the Sasol employee relations landscape is relatively stable, the South African labour market remains volatile and can be characterised by major industrial actions in key sectors of the economy, especially during the season of wage negotiations.

Other factors affecting our operations

Other specific country risks that are applicable to countries in which we operate, and which may have a material adverse effect on our business include:

●	expropriation of assets;
●	non-performance by state-owned enterprises in South Africa such as Eskom and Transnet. See “Risks related to the safety of our operations— Power and water deficits and poor infrastructure may impact our operations”;
●	lack of capacity (financial or otherwise) to deal with emergency response situations; and
●	terrorism threats.

Risks related to our capital investments

We may not achieve projected benefits of acquisitions or divestments

We may, from time to time and subject to favourable market conditions, pursue acquisitions or divestments. Further, the rise of factors and concerns relating to sustainability and environmental, social and governance issues in investment decisions may also result in certain divestments.

With any such transactions, there is the risk that any benefits or synergies identified at the time of acquisition/divestment may not be fully achieved as a result of changing or inappropriate assumptions, materially different market conditions, integration challenges or other factors. Furthermore, we could be found liable, regardless of extensive due diligence reviews, for past acts or omissions of the acquired / disposed business without any adequate right of redress.

In addition, in the event we choose to raise debt capital to finance acquisitions, our leverage will increase. Should we choose to use equity as consideration for an acquisition, existing shareholders may suffer dilution. Alternatively, we may choose to finance any acquisition with our existing resources, which could decrease our ability to fund future capital expenditure and expansion.

Our projects / capital investments are subject to schedule delays and cost overruns, and we may face material changes in market conditions or other business assumptions, which could render our projects unviable or less profitable than planned

Our capital projects were and are subject to the risk of delays and cost overruns inherent in any project, including as a result of:

●	shortages or unforeseen increases in the cost of equipment, labour and raw materials whether as a result of inflation, global supply chain disruptions following geo-political tensions or otherwise;
●	unforeseen design and engineering problems, contributing to or causing late additions and/or increases to scope;
●	unforeseen construction problems;
●	unforeseen failure of mechanical parts or equipment;
●	unforeseen technical challenges on start-up causing delays in beneficial operations being achieved;
●	inadequate phasing of activities;
●	unforeseen process safety issues;
●	labour disputes;
●	lack of community support;
●	inadequate workforce planning or productivity of workforce;
●	inadequate change management practices;
●	natural disasters and adverse weather conditions, including excessive winds, higher-than-expected rainfall patterns, tornadoes, cyclones and hurricanes or a pandemic;
●	failure, or delay to source equipment or materials by third-party suppliers and /or service providers;
●	significant variations in the assumptions we make in assessing the viability of our projects, including those relating to budget development, capital and operating costs, commodity prices and the prices for our products, exchange rates, import tariffs, interest rates, discount rates (due to changes in country risk premiums) and the demand for our products; and
●	regulatory approvals and compliance obligations, including changes to regulations, such as environmental regulations, and/or identification of changes to project scope necessary to ensure safety, process safety, and environmental compliance.

For example, development of projects such as the Field Development Plan Amendment (FDP) of the PSA in Mozambique (which allows for flexible production from different reservoirs) involved capital-intensive processes carried out over long durations. Any cost overruns, schedule delays, reservoir performance issues, process safety incidents or adverse changes in assumptions affecting the viability of the project could have had a material adverse effect on our business, operating results, cash flows, financial condition and prospects.

In addition, our capital projects are subject to high inflation risk. For the impact of high inflation on costs of operations and the material adverse impact on our financial position, see “Risks related to economic, political or social factors —Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profits” and “Risks related to financial matters—Fluctuations in coal, crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial condition”

As our service providers supplying the oil and gas industry in Mozambique are concentrated and the supplier market is not mature, our business could be adversely affected

The service provider market supplying the oil and gas industry in Mozambique is not mature and we rely heavily on international contractors to support our projects. With the global oil and gas market booming due to increased activity and global supply chain constraints, supply and demand for services is driving rates up. We depend on those service providers to fulfil their contracts at acceptable rates and should one or more of these contracts be terminated as a result of increased rates, particularly for our well delivery operations, we may be unable to speedily replace these services on terms that are acceptable to us, increasing our costs, disrupting our operations and materially affecting our financial position.

Further, although our procurement policy is to require service providers to acknowledge our requirement that they maintain acceptable corporate values and ethical standards, there is a risk that instances of unethical conduct could occur, and such instances could impact our reputation. In addition, if we identify that a service provider fails to meet these standards, such service provider could be replaced which in turn could cause additional strain on the supply chain (thereby increasing costs and delivery times) particularly if any of our largest service providers were to be implicated.

Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial condition

We have invested in a number of associates and joint arrangements, and we continue to consider such opportunities where appropriate. The development of these projects may require investments in associates and joint arrangements, some of which are aimed at facilitating entry into countries and/or sharing risk with third parties.

Although the risks are shared, the objectives of our associates and joint arrangement partners, their ability to meet their financial and/or contractual obligations, behavior and compliance with legal and ethical standards may result in disputes and/or litigation which in turn may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives.

We may not pay dividends or make similar payments to shareholders in the future due to various factors

As further described under “Item 8––Financial Information”, the Company’s dividend policy takes into consideration various factors, including overall market and economic conditions, the Sasol group’s financial position, capital investment plans and earnings growth.

Whether funds are available for distribution to shareholders depends on a variety of factors, including the amount of cash available, our capital expenditure and other liquidity requirements existing at the time. Given these factors and our board of directors’ discretion to declare cash dividends or other similar payments, dividends may not be paid in the future.

Risks related to the safety of our operations

Power and water deficits and poor infrastructure may impact our operations

Our operations are located in multiple regions across the world and are reliant upon the stable supply of electricity, availability of water and access to transportation routes in order to optimally run our operations and/or move our products. The infrastructure in South Africa, such as rail infrastructure, inland water systems, electricity and water supply, may need to be further maintained, upgraded and expanded, and in certain instances, possibly at our own cost. Should we not have access to reliable electricity supply, limited access to water or experience infrastructure challenges or should we not identify and obtain the resources required to establish the infrastructure necessary for the development of our projects, this could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth.

Reliable supply of electricity is important to run our plants optimally. Despite attempts from Eskom to restore the reliability of its ageing coal fleet, incidents of energy production shortfalls are increasing. Unplanned power outages will have a negative impact on our production volumes, cost and profitability. While we have the capacity to generate half of our own electricity requirements at our South African operations, we remain dependent on external electricity supply from Eskom. Electricity supply from Eskom can be further curtailed due to severe weather conditions impacting Eskom's power stations (such as weather conditions disrupting supply of coal to Eskom's power stations) resulting in disruptions to its electricity production. In addition, between 2018 and 2023, Eskom implemented intermittent electricity load curtailment and outages as a result of continued poor generation performance. Under load curtailment, only our operations in Sasolburg (Sasolburg Operations) in South Africa are required to reduce power demand which can result in production losses and have a material adverse effect on our business, financial condition and future growth.

Further, water as a resource is becoming increasingly limited as demand for water increases in catchments within which we operate, specifically in South Africa, exacerbated by the effects of climate change. A significant part of our operations requires the use of large volumes of water. South Africa is generally an arid country with a highly variable climate and prolonged periods of drought, sudden floods, significant changes to current water laws or our related permits/authorisations could increase the cost, management or availability of our water use and supplies or otherwise impact our operations. Water use by our operations varies widely depending largely on feedstock and technology applied. Water to our South African operations is supplied from the Integrated Vaal River System (IVRS), currently making up 81% of Sasol’s total water demand. While the water supply to these operations remains secure, expectations are for a worsening of the water supply imbalance. This may lead to issues of water availability or the imposition of restrictions on its use, specifically during periods of drought. Seasonal changes can result in a deterioration in the quality of water supplied from the IVRS, which can lead to feed water that is highly variable and regularly of poor quality, resulting in increased treatment costs. Although various technological advances may improve the water efficiency of our processes, these are capital intensive. We may also experience limited water availability due to periodic drought events aggravated by delays in completing phase 2 of the Lesotho Highlands Water Project which is currently underway. In addition, deterioration in water quality and other infrastructure challenges related to our South African operations, could have a material adverse effect on our business, operating results, cash flows, financial condition, and future growth.

Lack of infrastructure reliability and availability could equally impact our operations. The transportation of inbound materials to our plants and of products to our customers is reliant on the region’s available workforce and infrastructure. Numerous factors like natural disasters, labour strikes, political unrest, compromised infrastructure, criminal activity, pandemics or extreme weather events may impact on transportation modes which could have a material adverse effect on our business, operating results, cash flows, financial condition and future growth. For further information on operational interruptions impacting our business or value chains, which may have a material adverse effect on volumes produced and costs, see “—Risks related to the safety of our operations— We may face potential costs in connection with accidents causing property damage, personal injury or environmental contamination, industry and value chain-related operational interruptions”.

Moreover, unplanned rail and port outages in South Africa could cause a negative impact on our sales volumes, cost and profitability while exposing the Company to the risk of increased road transport accidents. While we have some of our own infrastructure employed and other options with some products at our South African operations, we remain dependent on Transnet (for example, for exports from South Africa). Transnet often causes transportation delays impacting our ability to timely export our chemicals products, resulting in financial losses and reputational damage.

We may face potential costs in connection with accidents causing property damage, personal injury or environmental contamination, industry and value chain-related operational interruptions

Operational interruptions impacting our business or value chains may have a material adverse effect on volumes produced and costs. These impacts could be caused by the failure of critical assets, extreme weather events or natural disasters, lack of required feedstock volumes and quality (specifically coal, natural gas, crude oil, petroleum, ethane and ethylene), supply chain disruption (inbound and outbound, including critical input or process materials and reliance on third party infrastructure), utility interruption (including electricity, water, oxygen, steam, hydrogen, nitrogen, and reliance on third party suppliers and infrastructure), cleaning costs in relation to contamination or a breach of our social and licence to operate (including non-compliance with regulatory requirements, licences or permits).

We operate coal mines, explore for and produce gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of crude oil, chemicals and gas, related raw materials, products and waste materials. These facilities and their respective operations are subject to various risks, such as fires, explosions, loss of containment of hazardous substances, soil and water contamination among others. As a result, we are subject to the risk of experiencing, and in the past have experienced, industry-related incidents. Further, if we fail to provide safe working environments for our employees and the public while at our facilities, premises or adequate product transportation, it could lead to injuries, loss of life and work stoppages halting production. Such incidents may lead to inspections conducted by relevant authorities, with the associated potential consequences of enforcement action, including directions to temporarily cease and desist operations and/or the imposition of fines and penalties and potentially could lead to the denial of our licence to operate. For example, in South Africa, section 54 of the Mine Health and Safety Act, 29 of 1996 (Mine Health and Safety Act) allows an inspector who has reason to believe that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, to give any instruction necessary to protect the health and safety of such person. Most often these instructions will result in the whole or a part of a mine stoppage resulting in significant production losses. Further, Sasol operates the Pande and Temane gas fields in Mozambique. The production of gas through wells, pipelines and a processing plant is inherently exposed to the risk of integrity failures (including legacy well obligations and historical issues) which may result in a loss of containment and/or a disruption of gas supply to our own and/or customers’ operations which in turn could have a material adverse effect on our revenue, cash flows and costs. This may have a material adverse effect on our business. See “Item 4.B—Business overview— Regulation—Safety, health and environment—Regions in which Sasol operates and their applicable legislation”.

Our facilities may also be subject to deliberate disruptions

Deliberate disruptions such as acts of terror, may result in damage to our facilities and may require the shutdown of the affected facilities, thereby disrupting production and increasing production costs and may in turn disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income. Furthermore, acts of terror at our operations may cause environmental contamination, personal injuries, health impairment or fatalities which expose Sasol to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution-control technology.

Further, while we actively monitor the gas pipeline from Mozambique as well as the gas pipeline network in the parts of South Africa where our pipe-gas business operates, there is no certainty that there will be no third-party encroachment (whether inadvertent or deliberate) along the gas pipeline and such encroachment may cause significant interruptions to our operations.

Our operations in the Southern Africa region are further susceptible to business interruptions which could result from community protests and social unrest. These have from time to time resulted in violent incidents which remain challenging to manage.

The costs we may incur as a result of the above or related factors could have a material adverse effect on our business, operating results, cash flows and financial condition.

Risks related to legal, regulatory and governance matters

Our shareholders might lose confidence in our financial and other public reporting if we experience material weaknesses or significant deficiencies and fail to maintain an effective system of internal controls over financial reporting which in turn may adversely affect our share price

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting and for evaluating and reporting on the effectiveness of our system of internal control. We disclosed a material weakness in internal control over financial reporting for the financial year ended 30 June 2023. The material weakness was identified in 2020 and relates to the level of precision applied to the impairment assessments performed on the South African integrated value chain cash generating units (CGUs) within one segment of the company and was expanded to all CGUs within the South African integrated value chain. This material weakness is still in the process of being remediated.

We also have identified an increase in deficiencies within our energy business (Energy Business) during the current financial year of which several were rated as significant deficiencies. Although these deficiencies have been considered to not be material, individually or in aggregate our inability to implement remedial measures, could result in future material weaknesses and misstatements.

Even though significant progress on remedial actions has been undertaken on the pre-existing material weakness identified in 2020 and remedial plans have been developed for identified significant deficiencies, we cannot be certain that our internal controls over financial reporting will ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future.Our failure to implement newly required or improved controls or to adapt our controls, or difficulties encountered in their operation, could prevent us from meeting our financial reporting obligations or result in a restatement of previously disclosed financial statements. These financial reporting obligations include filing our periodic reports with the SEC on a timely basis and maintaining compliance with applicable New York Stock Exchange (NYSE) listing requirements.

In addition, material weaknesses and significant deficiencies, and any resulting restatements, could require additional remedial measures, including additional personnel and system changes which could be costly and time consuming and also could subject us to regulatory scrutiny and to litigation which could have a material adverse effect on our business and our reputation.

Furthermore, if we are unable to maintain an effective system of internal controls over financial reporting or disclosure controls and procedures, investors may lose confidence in the reliability of our financial statements and this may have an adverse impact on investors’ ability to make decisions about their investment.

Certain factors may result in the recognition of an impairment charge, which could negatively impact our financial condition

An impairment risk arises as a result of one or more uncertainties when preparing the financial statements, such as:

●	Macroeconomic assumptions and commodity prices: Sasol's operating results are heavily dependent on commodity prices, such as crude oil, natural gas, and coal. A significant decline in these prices, as well as volatility in exchange rates, inflation, chemical prices and petroleum product prices, above-inflation related price increases in electricity could result in a reduction in the value of Sasol's assets and operations.
●	Currency fluctuations: Sasol operates in several countries, and its financial results are impacted by exchange rates. A significant change in exchange rates could lead to an impairment of assets denominated in foreign currencies.
●	Environmental and carbon cost regulations: Sasol's operations are subject to environmental regulations in the countries where it operates. Changes in these regulations and a failure to comply with them could lead to fines or other penalties that could negatively impact our license to operate and impact Sasol's financial results. Carbon cost regulations including carbon tax rate, tax free allowances and emissions exceeding the carbon budget requirements could also result in an impairment of our assets.
●	Technological advances: Sasol's operations rely on complex technologies, and advances in technology could render its assets obsolete. This could result in a reduction in the value of its assets and operations.
●	Economic conditions: Sasol's financial results are impacted by economic conditions in the countries where it operates. A significant economic downturn could result in a reduction in demand for Sasol's products, which could impact its financial results.
●	Business strategy: Sasol's business strategy is subject to risks and uncertainties; changes in the business environment could impact the success of its strategy. If the Company’s strategy is not successful, it could result in an impairment of its assets.
●	Political and social factors: Sasol operates in countries where political and social factors could impact its operations. Political instability, civil unrest, or changes in government policies could lead to a reduction in the value of Sasol's assets and operations.
●	Operational factors: lack in the productivity of our coal mining activities resulting in additional external coal purchases, the availability of coal reserves, coal quality and cost of mining activities are among the factors that could impact our financial results. Sasol’s production volumes are also impacted by coal quality, and operational stability, as well as the availability of natural gas reserves, cost of producing or sourcing of natural gas or liquified natural gas and fluctuations in regulated gas selling prices, all of which could lead to an impairment of our assets. Increasing operational costs and costs of sustenance capital may impact our financial results and lead to a risk of not meeting the Sasol 2.0 targets.
●	Changes in our weighted average cost of capital.

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on our results of operations and financial condition and harm our reputation.

Actual or alleged non-compliance with regulatory requirements could result in criminal or civil enforcement and associated sanctions and/or harm our reputation and negatively impact our licence to operate

Non-compliance with laws and regulatory requirements, particularly with anti-corruption and anti-bribery laws, sanction laws, environmental laws, competition or anti-trust laws and data privacy laws have been identified as our top five regulatory risks.

Anti-corruption and anti-bribery laws

Ethical misconduct and non-compliance with applicable anti-corruption/anti-bribery laws could result in criminal or civil sanctions and could have a material adverse impact on our reputation, operations and licence to operate.

We, like other international petrochemical companies, have a geographically diverse portfolio and conduct operations in some countries which have a perceived high prevalence of corruption. Our operations must comply with applicable anti-bribery laws, such as the US Foreign Corrupt Practices Act as well as similar anti-corruption and anti-bribery laws of South Africa and other applicable jurisdictions. Major investments in countries with high corruption exposure create an elevated risk when dealing with private companies, governments or government-controlled entities. There is also a risk associated with the deployment of Sasol sales agents, consultants, customs clearance agencies and other intermediaries, since we could be held liable for any of their actions (including actions in breach of anti-corruption laws and regulations), even if these third parties act independently. While we have an anti-corruption and anti-bribery compliance and training programme in place (including third-party due diligence process) we cannot assure you that there will be no violation and any such violation could result in substantial criminal or civil sanctions and could damage our reputation.

Sanctions laws

Our international operations require compliance with applicable trade and economic sanctions, or other restrictions imposed by governments, such as the US and United Kingdom, and organisations, such as the United Nations, the EU and its member countries. While we closely monitor developments in these sanction programmes, a violation of any of these sanction regimes could lead to a loss of import or export privileges, penalties against or the prosecution of Sasol and our employees, which could have an adverse effect on our reputation, business, operating results, cash flows and financial condition.

While we have a sanctions compliance programme and sanctions screening systems in place, there can be no assurance that we will comply in the future, particularly as the scope of certain laws may be unclear and subject to frequent amendments or changing interpretations.

Environmental laws and regulations

See “Changes in safety, health, environmental and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition”.

Competition laws/Anti-trust laws and Consumer Protection laws

Non-compliance with competition/anti-trust legislation and/or consumer protection laws could expose the Sasol group of companies to administrative penalties, civil claims and damages, including punitive damages by companies and/or consumers who can prove they were harmed by the breach of competition/anti-trust legislation and/or consumer protection laws. Such penalties and damages could be significant and have an adverse impact on Sasol’s business, operating results, cash flows and financial condition. In addition, Sasol’s reputation could be damaged by findings of such contraventions and individuals could be subject to fines and/or imprisonment in countries where competition/anti-trust/consumer protection law violations are a criminal offence.

While it is our policy to comply with all applicable laws and have in place training and compliance programmes, we could inadvertently contravene competition/anti-trust laws and/or consumer protection laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages which may have a material adverse impact on our reputation, business, operating results, cash flows and financial condition.

Data privacy laws and regulations

We operate in countries that have data protection laws and regulations. It is our policy to comply with all applicable laws, and we implement numerous training, awareness and data privacy compliance programmes. However, non-compliance with data protection laws could result in fines and/or civil claims and damages. Further, uncoordinated or divergent global legislative standards and regulatory frameworks for digitalisation could heighten this risk, which could have a material adverse impact on our reputation and a consequential financial impact. See “—Risks related to information management-We may face the risk of data privacy breaches or attempts to disrupt critical information technology services, which may adversely impact our operations”.

South African exchange control and other regulations

South African law provides for exchange control regulations which apply to transactions involving South African residents, including both natural persons and legal entities. These regulations may restrict the export of capital from South Africa, including foreign investments and may require us to obtain regulatory approval from the SARB for certain of our international debt financing. The regulations may also affect our ability to borrow funds from non-South African sources for use in South Africa, including the repayment of these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions and inability to obtain SARB approval where required, may affect the manner in which we finance our transactions outside South Africa and the geographic distribution of our debt which could also impact our financial and strategic flexibility.

Tax laws and regulations

We operate in multiple tax jurisdictions globally and are subject to both local and international tax laws and regulations. Although we aim to fully comply with tax laws in all the countries in which we operate, tax is a highly complex area leading to the risk of unexpected tax uncertainties. Tax laws or dispensations, including incentive programmes are changing regularly, and their interpretation may potentially result in ambiguities and uncertainties, in particular in the areas of international taxation and transfer pricing.

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

Ownership rights

In Africa, ownership of rights in respect of land and resources is uncertain creating the risk that disputes in relation to ownership or other community matters may arise. The impact of these policy intentions and related disputes are not always predictable and may cause disruption to our operations or development plans.

Legal and regulatory uncertainties

Inconsistency of regulations particularly between developed and developing countries increases legal and regulatory uncertainty, which may affect both our decision to pursue opportunities in certain countries and also our cost of operations.

Further, legal and regulatory uncertainties could result from changes in regulatory and legal policies of governments. See “—Risks related to economic, political or social factors—Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profits––Political and social uncertainty”.

South African legislation relating to mining, petroleum and energy activities may have an adverse effect on our mineral rights and impact our business, operating results, cash flows and financial condition

Mining legislation

Certain pieces of South African mining legislation are currently under review and subject to repeal and replacement. For example, once promulgated, the draft Upstream Petroleum Resources Development Bill (UPRDB) currently before parliament will repeal and replace certain mineral and mining related matters currently governed by the Mineral and Petroleum Resource Development Act 28 of 2002 (MPRDA). Such changes, depending on their nature, may impact our operations and compliance costs.

Another example is the 2018 Mining Charter which contains more stringent compliance criteria than the previous Mining Charter, especially in respect of applications for new mining rights and the requirements in respect of the procurement of mining goods. These may have a material adverse effect on Sasol Mining (Pty) Ltd (Sasol Mining). The potential impact on Sasol Mining may be two-fold: higher cost of production and the risk of being in non-compliance with the requirements of the 2018 Mining Charter.

The effect on our mining and petroleum rights of possible future amendments to the MPRDA, associated regulations to be promulgated, the Financial Provisioning Regulations and the 2018 Mining Charter may have a material adverse effect on our business, operating results, cash flows and financial condition. See “Item 4.B—Business overview—Regulation—Empowerment of historically disadvantaged South Africans—The Mining Charter”.

Legislation in relation to petroleum and energy activities

Legislation in South Africa in relation to petroleum and energy activities, such as the Petroleum Products Amendment Act 2 of 2005 (Petroleum Products Act), entitles the minister and government to regulate the prices, specifications and stock holding of petroleum products. Such price regulation and maximum price imposition may have a material adverse effect on our revenue and competitiveness, operating results and cash flows particularly as compared to other suppliers of products such as ours in other jurisdictions with no such price regulations. The Petroleum Products Act also regulates the issue of licences for the manufacturing and trading in petroleum products as well as the operation of retail filling stations and provides for the imposing of fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Petroleum Products Act.

Further, the Gas Act 48 of 2001 (Gas Act), in addition to allowing NERSA to approve gas transmission tariffs and maximum gas prices, also provides NERSA with the authority to issue licences for the construction and operation of gas pipelines and impose fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Gas Act. Any disagreement or dispute we may have with NERSA regarding gas pricing could impact our licences to operate, subject us to fines and result in a material adverse effect on our business, operating results, cash flows and financial condition.

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

Stakeholder challenges in relation to environmental legislation

One of our most material challenges is the ability to anticipate and respond to the rapidly changing legal landscape and associated stakeholder expectations and challenges, in particular relating to environmental legislation in all areas where we operate. Evolving legislation imposing more stringent air quality, climate change, water, waste and chemicals management legal requirements applicable to mature plants, may introduce compliance challenges to our existing plants. These laws and regulations and their enforcement are likely to become more stringent over time in all the jurisdictions in which we operate, although these laws in some jurisdictions are already more established and mature than in others.

In recent years, the environmental legislation in South Africa has resulted in significantly stricter emissions controls for operations such as ours. For instance, by 1 April 2020, our existing plants were required to meet the more stringent standards for air quality emissions applicable to newly commissioned plants. Meeting some of these requirements necessitates the retrofitting of some of our existing plants, and accordingly, we obtained postponement from the National Air Quality Officer of the compliance timeframe until 1 April 2025 to implement abatement projects in accordance with our air quality roadmaps which we are accordingly progressing.

We are however not able to comply with the concentration based emission limit for sulphur dioxide emissions from the boilers at the Steam Plants at the Secunda operations by 1 April 2025. To enable the implementation of a reduction roadmap and lawful continued operations, the Secunda Operations require to be regulated in this regard on an alternative load-based limit. Clause 12A of the Minimum Emission Standards (MES) permits existing plants to be regulated on an alternative emission load, as opposed to the current concentration-based limit (the mass of pollutant per cubic metre of air emitted) specified in the MES. On 11 July 2023, Sasol was informed that the National Air Quality Officer (NAQO) had declined Sasol’s Clause 12A application of June 2022 under Clause 12A of the MES that would allow Sasol to be regulated on an alternative emission load basis for the SO2 emissions from the boilers from 2025 onwards. On 31 July 2023, Sasol appealed the decision to the Minister of Forestry, Fisheries and the Environment, as provided for in Section 43(1) of the National Environmental

Management Act. The appeal process allows the Minister to consider the application afresh.

We cannot assure you that that we will be successful in the appeal process and that Sasol will be able to be regulated on an alternative emission load.

Although we continue to assess available legal mechanisms to leverage in case of any potential non-compliance risks that may arise on 1 April 2025, the success of these mechanisms cannot be guaranteed. Any such non-compliance may result in administrative or criminal enforcement action, which may include directions to cease operations, fines and penalties as well as prosecution and sanctions, and could harm our reputation and relationships with stakeholders. In turn, this may have a material adverse impact on our business.

NGOs, activists and other stakeholders increasingly use environmental, health and safety permitting processes, including ours, to challenge a company's practices to promote greater environmental sustainability in both our operations and value chain. We expect this kind of activity to increase over time, which could impede our ability to obtain new or renewed permits or result in more stringent standards imposed in them.

Further, our permits and operational licences require input from stakeholders in certain of the jurisdictions in which we operate and there is an emerging trend by activists to challenge the issuance or renewal of a company’s licences based on climate, health or other impacts associated with the licenced activities. The increased litigation risk for companies exposed to climate change could adversely impact the resilience of Sasol’s operations and our continued licence to operate. See “Item 4.B—Business overview—Regulation” for more detail.

Compliance costs associated with additional or new regulation

The costs associated with compliance with additional or increased regulation of environmental and climate issues could be significant and could have a material adverse impact on our business, operating results, cash flows and financial condition. For further information on the impact of carbon taxes see “—Risks related to our sustainability—Our strategy to respond to climate change, including compliance with evolving regulatory requirements and policy to reduce GHG emissions and to adequately disclose related risks and impacts, may not be successful and could negatively impact our business and growth as well as result in claims against our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations or adversely affect our licence to operate and our access to capital and financing”.

From our Chemicals Business perspective, our products must be registered in accordance with regulatory requirements for many of the countries in which we operate and sold in line with permit conditions. For example, in the EU, these include filing of Registration, Evaluation, Authorization and Restriction of Chemicals (REACH) registrations for chemicals we produce in or import into Europe. In other regions, such as the US and China or other Asian countries, chemical notifications have to be filed for new chemicals. Many countries are in the process of revising their chemicals regulations based on the EU REACH regulation, including the United Kingdom. All of these changing chemical regulations come with further obligations and requirements with which Sasol will need to comply, resulting in increased compliance costs and in the event of non-compliance the imposition of fines and other enforcement actions which could materially impact our operations.

Further, South Africa is aligning its regulatory systems with international commitments on safe chemicals management including the globally harmonized system (GHS). The Hazardous Chemical Agent Regulations require South African employers to ensure their workplaces comply with more stringent occupational exposure limits (OELs) for identified substances within a specified transition period. Compliance with some OELs will require Sasol’s mature plants to be retrofitted with the necessary abatement equipment that will require significant capital investment and extended lead-time to complete for certain substances at certain plants. Any such non-compliance may result in administrative or criminal enforcement action, which may include directions to suspend operations, fines and penalties as well as prosecution and sanctions, which could harm our reputation and relationships with employees and stakeholders. In turn, this may have a material adverse impact on our business. We have applied to the relevant authorities for extended time frames for implementation. Whilst some extensions have already been granted, other requests for extension are still pending and we cannot assure the outcome of these applications. Further challenges include compliance with the required disclosure for product information deemed as confidential business information and the practical execution of the GHS labelling system to our pipelines.

At Sasol, systems and processes are in place, monitored and improved upon, to ensure our compliance with laws and regulations applicable to Sasol and its obligations up and down the value chain. However, we cannot assure you that we will be in compliance with all laws and regulations at all times. For example, non-compliance with environmental, health or safety laws may occur from system or human errors in monitoring our emissions of hazardous or toxic substances into the environment, such as the use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorized acts of our employees or service providers.

Public opinion of public health and safety

There is growing public opinion and awareness of public health and safety associated with the manufacturing and use of chemicals and industries reliant on fossil fuels. This related social opposition, which is further heightened through the increased use of social media, other user generated content and online press. As a result, given the nature of our operations, we may be subject to increased scrutiny, and consequently liabilities, due to our use or exposure to these materials and related emissions.

Any such changes in the above safety, health, environmental and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition.

We are subject to risks associated with litigation and regulatory proceedings

As with most large corporations, we are involved from time to time as a party to various lawsuits, arbitrations, regulatory proceedings, investigations or other disputes. Litigation, arbitration and other such legal proceedings or investigations involve inherent uncertainties and, as a result, we face risks associated with adverse judgments or outcomes in these matters. Even in cases where we may ultimately prevail on the merits of any dispute, we may face significant costs of defending our rights, lose certain rights or benefits during the pendency of any proceeding or suffer reputational damage as a result of our involvement. We are currently engaged in a number of legal and regulatory proceedings and arbitrations in various jurisdictions. These include the litigation relating to the Sasol Khanyisa B-BBEE transaction described under “—Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profits—Transformation and local content”, the Sasol Financing International Plc (SFI) tax proceedings described under and the Industrial Gas Users Association and the Southern Africa Review Application of the 2021 NERSA Maximum Gas Price decision, together with other litigation matters, described under “Item 4.B—Business overview—Legal proceedings and other contingencies”.

We could also face potential litigation or governmental investigations or regulatory proceedings in connection with the material weakness we identified in 2020 in our internal controls over financial reporting - see “Our shareholders might lose confidence in our financial and other public reporting if we experience material weaknesses or significant deficiencies and fail to maintain an effective system of internal controls over financial reporting which in turn may adversely affect our share price”.

In addition, from time to time we may settle certain proceedings as was the case with regards to the securities class action filed on 5 February 2020 on behalf of US ADR owner Chad Lindsey Moshell and other US ADR holders who purchased Sasol securities from 10 March 2015 to 13 January 2020. This matter was filed in the United States District Court, Southern District of New York against Sasol Limited and five of its current and former executive directors. The complaint alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (Exchange Act) and Rule 10b-5 promulgated thereunder. Sasol and plaintiffs agreed to a mediation in this matter which was conducted on 16th and 17th February 2022. The parties were able to reach a settlement which was approved by the court on 18 August 2022, bringing the matter to a close.

There can be no assurance as to the outcome of any litigation, arbitration or other legal proceeding or investigation, and an adverse determination of material litigation could have a material adverse effect on our business, operating results, cash flows and financial condition.

Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may dilute our competitive advantage

Our various products and processes, including most notably our specialty chemical and energy products and processes, have unique characteristics and chemical structures and, as a result, are subject to confidentiality and/or patent protection, the extent of which varies from country to country. Rapid changes in our technology commercialisation strategy may result in a misalignment between those countries where we apply our intellectual property protection filing strategy and the countries in which we operate. The disclosure of our confidential information and/or the expiry of a patent may result in increased competition in the market in relation to the relevant products and/or processes. In addition, aggressive patenting by our competitors, particularly in countries like the US, China, Japan and in Europe may result in an increased patent infringement risk and may constrain our ability to operate in our preferred markets.

A significant percentage of our products can be regarded as commodity chemicals. Some of our chemical products have unique characteristics and chemical structures which make the products more suitable for applications different from those of typical commodity products. These products are normally utilized by ourselves or our customers, such as feedstock to manufacture specialty chemicals. We have noticed a worldwide trend of increased filing of patents relating to the composition of product formulations and the applications thereof. These patents may create pressure on both Sasol and those of our customers who market these product formulations which may adversely affect our sales to these customers. These patents may also increase our risk of exposure to claims arising from limited indemnities provided to our customers of these products in case there is a patent infringement which may impact the use of the product by our customers. Patent-related pressures may adversely affect our business, market reputation, operating results, cash flows and financial condition.

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

Similarly, operating and licensing technology in countries in which intellectual property laws are not well established and enforced may result in an inability to effectively enforce our intellectual property rights. The risk of some transfer of our know-how and trade secrets to our competitors is increased by the growth in the number of licences granted for our intellectual property, as well as the increase in the number of licenced plants which are brought into operation through entities which we do not control. As intellectual property warranties and indemnities are provided under each new licence granted, the cumulative risk increases accordingly. These risks may adversely affect our business, operating results, cash flows and financial condition.

Risks related to our sustainability

Our strategy to respond to climate change, including compliance with evolving regulatory requirements and policy to reduce GHG emissions and to adequately disclose related risks and impacts, may not be successful and could negatively impact our business and growth as well as result in claims against our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our licence to operate and impede our access to capital and financing

Transitional risk

Key manufacturing processes in South Africa, especially coal gasification and combustion, result in GHG emissions. Sasol’s ability to develop and implement appropriate climate change mitigation responses and provide sustainable product and feedstock solutions is a significant transitional risk for our business, most notably in South Africa. This is heightened by the necessity to appropriately address increasing societal pressures to shift away from carbon-intensive processes and products in a just manner, as well as to meet new and anticipated policy and regulatory requirements, including carbon tax, carbon budgets, legislated GHG reduction targets and enhanced disclosure requirements. In addition, meeting Sasol’s committed GHG reduction targets has inherent transitional risks related to, among others, technology availability and cost. It is particularly challenging in South Africa, where access to low-carbon energies is limited and related infrastructure is under-developed. Further, other companies with a proven track record of implementing appropriate climate change mitigation responses and providing more sustainable solutions, which enhance their ability to be granted new operational licences, are likely to achieve higher growth and profitability thus impacting our overall competitive position.

As part of the transition and shift away from carbon-intensive processes, there could be certain closure of mines in the future (particularly in the long term) which could result in rehabilitation and reclamation costs, including redeployment and re-training of employees. Further, cost estimates of such closure of operations may be based on inaccurate assumptions which could adversely affect our operations.

Access to low- carbon opportunities

Delivery of our decarbonisation strategy depends partly on our ability to progress access to low carbon resources such as gas. Our ability to progress access to upstream resources and develop technologies at a level in line with our strategic outlook for hydrocarbon production could impact our future production and financial performance. Furthermore, our ability to access low-carbon opportunities and the commercial terms associated with these opportunities could impact our financial performance and the pace of our transition. In addition, failure to access low-carbon resources and exploit low carbon opportunities at the required speed may lead to loss of customers.

Carbon tax and carbon budgets

A carbon tax was implemented in South Africa on 1 June 2019 and the rates were significantly higher in 2023, increasing from R120/tCO2e in 2019 to R159/tCO2e in 2023. This has increased the operational costs of our South African operations from 1 June 2019 up to date and will continue to increase up to December 31, 2023. In addition, a significant increase in the carbon tax rate by at least US$1/tCO2e each year to 2026 reaching R308 by 2026 and R462 by 2030 has been imposed. In the second phase, the carbon tax is likely to be integrated with a carbon budget. The tax is applicable to an entity’s scope 1 emissions for each calendar year with several allowances providing for a reduction in an entity’s carbon tax liability. Even though the allowances applicable to carbon tax, which could reduce the impact of the carbon tax, have been retained, the South African National Treasury has indicated that the allowance design might be amended. This potential change raises further concerns around the carbon tax implications for our business into the future.

Sasol's net carbon tax payment for 2023 on calendar year 2022's GHG emissions, after offsets and electricity levies, was R1 138 million. The extent of the cost increases resulting from the carbon tax is significant and it is expected that the tax rate will continue to increase beyond 2030.

The South African government is also developing carbon budgets in parallel within the remit of the Climate Change Bill. Pending the finalisation of the Climate Change Bill and enactment thereof, uncertainty remains regarding the imposition of an additional material cost or penalty in the form of a super tax or criminal penalties for exceeding the allocated carbon budgets in the mandatory phase, in addition to standalone carbon tax. Further, the risk of escalating standalone carbon prices and mandatory carbon budgets will be exacerbated should our fiscal instruments lack effective alignment with mitigation being available in this timeframe.

Risks associated with assumptions used to test resilience to climate change

We use downscaled modelling to improve our understanding of the physical impacts on prioritised operational sites (Secunda, Sasolburg, Vilancoulos in Mozambique and Lake Charles in the US), using the Intergovernmental Panel on Climate Change high emission scenarios (referred to as “Representative Concentration Pathway (RCP)) 8.5) and an intermediate emission scenario (RCP 4.5). Although modeling simulations span multiple decades, they focus on specific indicators such as temperature increases/decreases, changes in rainfall patterns and increased propensity for cyclones/hurricanes and may therefore not identify all potential risks or all potential impacts to these sites.

Further, there are risks associated with the accuracy, completeness and correctness of various assumptions that are used as inputs, including scenarios developed to test resilience to climate change as set out below. In addition, the estimates of required or available capital and other assumptions underpinning necessary investments to make our business sustainable for the long term could prove to be incorrect and lead to delays, cost overruns or the infeasibility of capital expenditure projects. Should all or some of these assumptions prove to be inaccurate or incomplete, our resilience and long-term sustainability may be significantly impacted.

Risks associated with achieving the 2030 GHG reduction target and 2050 net zero ambition.

South Africa’s finalised Nationally Determined Contribution (NDC), targeting an emission range of between 350 - 420 Mt CO2e by 2030, was submitted by the South African government to the United Nations Framework Convention on Climate

Change as part of South Africa’s obligations under the Paris Agreement for the 26th Conference of the Parties. NDC refers to South Africa’s climate change action plan to cut GHG emissions and adapt to climate change. Sasol is targeting a 30% scope 1 and 2 GHG emission reduction by 2030, off a 2017 baseline which, if met together with reductions in other targeted sectors, will assist South Africa to meet its emission reduction range by 2030. Scope 2 GHG emissions are broadly defined as emissions attributable to Sasol's use of purchased energy to conduct its operations. In addition, we set a 20% emission reduction target by 2030 for our scope 3 Category 11 emission (Use of Sold Energy Products). We have also set a net zero ambition by 2050 for our scope 3 category 11 emissions and our scope 1 and 2 emissions. Category 11 accounts for approximately 80% of Sasol’s total scope 3 emissions. The primary risks associated with achieving the 2030 GHG reduction targets and 2050 ambition are the unavailability and unaffordability of gas as feedstock, the potential prohibitive costs of green hydrogen and electrolysers, the lack of enabling policy and legal frameworks, global supply chain challenges in the renewable energy sector and the ability to access markets in the jurisdictions within which we operate and trade to enable the transition. The carbon border adjustment mechanism proposed by the European Union (EU), effective from 1 October 2023 will place an additional burden on imported products (excluding chemical imports at this stage) from emerging economies like South Africa, where carbon pricing is lower than in the EU, and where Sasol’s largest emissions emanate from. In this regard, we can provide no assurances that Sasol’s plans to reduce GHG pursuant to our roadmaps or otherwise will be successful.

Potential physical impacts of climate change

Further, climate change poses a significant risk for both our South African and global business as it relates to potential physical impacts, including change in weather patterns, water scarcity and extreme weather events, such as cyclones/hurricanes, tornadoes, flooding and sea level rise which can materially impact our costs of operation and growth and cause production outages. For our sites prioritised for reduction (Secunda, Sasolburg, Mozambique and Lake Charles) downscaled modelling indicated that surface temperatures could increase by 1 – 4°C by 2050, with an increasing number of extreme hot days. Projected rainfall patterns differ between the sites. For example, for Sasol’s operations in Mozambique, rainfall is projected to increase, while for sites in South Africa, no change in average rainfall is projected, but rather an increase in the intensity and frequency of extreme rainfall events. For Sasol Chemicals in the United States, a similar rainfall trend to South Africa is likely to be experienced. In Mozambique and the United States, cyclones and hurricanes are expected to become more intense.

Climate change related laws and regulations

In addition, climate change-related laws and regulations may threaten our licences to operate (or ability to obtain new licences to operate), result in stranded production and substantially increase the cost of doing business, including the imposition of higher carbon taxes. Enhanced focus on issues concerning the environment, human rights, environmental justice and climate change is resulting in a more complex regulatory environment, and additional legal risks or similar taxes. For example, our intention to replace coal with natural gas, sustainable biomass, and green hydrogen as sustainable feedstocks for our operations in Secunda is likely to increase the cost of production and reduce our profitability significantly.

Current information indicates that imported liquified natural gas and other gas sources, biomass and green hydrogen are more costly feedstocks than coal for our operations in Secunda. In transitioning to these lower or low GHG intensive feedstocks, we anticipate an impact on the margin of some of our products. These climate change-related requirements could have a material adverse effect particularly on our South African business, operating results, cash flows, financial condition and future growth.

Risks relating to increasing disclosure requirements and scrutiny

Businesses like ours face increasing requirements for public disclosure on climate change risks and impacts associated with their operations. Examples include potential significant changes by the SEC which has proposed rules relating to disclosure by US registered companies of certain risks and impacts. The EU has also adopted the Corporate Sustainability Reporting Directive which imposes requirements for a broader set of companies on disclosure of company social and environmental data and associated impacts on such companies.

Further, environmental and other non-governmental organisations (NGOs) as well as regulators increasingly scrutinize past and current corporate reporting on climate change risks and impacts. We may face regulatory or other claims that we have not sufficiently complied with disclosure requirements or otherwise adequately disclosed climate change risks and impacts, which may affect our ability to maintain current licences or obtain new licences to operate.

In addition, while a significantly lower risk compared to South Africa, global carbon prices and taxes are escalating, which poses a risk for our operations in the EU and potentially the US, should carbon prices rise further, or be implemented.

Stakeholder activism and risk on maintenance of permits and operational licences

Our GHG emissions and the use of coal as a key feedstock could also negatively impact our potential base of shareholders and relationship with stakeholders as well as our ability to source financing in capital and/or financial markets and/or increase our cost of capital.

See “—Risks related to legal, regulatory, and governance matters—Changes in safety, health, environmental and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial condition—Stakeholder challenges in relation to environmental legislation”

Risks related to health including pandemics

Our global operations expose us to pandemics, such as the COVID-19 pandemic, that may adversely affect our workforce and impact business continuity, operating results, cash flows and financial condition

Sasol’s global workforce, including service providers, suppliers and customers, are exposed to pandemics, such as the COVID-19 pandemic, which can impact their wellbeing, safety and health with an associated direct or indirect effect on the safety and continuity of our operations. Pandemics and the period of recovery from such events may impact demand for our products and may continue to have a material adverse effect on our business, operating results, cash flows and financial condition.

Another key challenge is the impact of pandemics on the commodity markets, including among others, the demand for our products and ability to obtain raw materials, which is not under our control. As we cannot predict the spread of such viruses and the impact on the economy in the countries in which we operate, pandemics may continue to have a negative impact on our business, operating results, cash flows and financial condition.

Risks related to information management

We may face the risk of data privacy breaches or attempts to disrupt critical information technology services, which may adversely impact our operations

The increasing use of information technology to enable business processes, in particular digital processes in operations, is making all industries, including the energy and chemicals industries, much more susceptible to cyber threats and data privacy breaches. As digitisation expands to include our financial, commercial, transacting and production systems, the cyber security risk increases. While Sasol has an information security programme in place, cyber security threats we face consistently evolve and emerge to expose the organisation, both in business and operations systems, to significant external threats. In addition, we outsource several information technologies functions and applications to third-party vendors. Such engagements may have an impact on our cybersecurity position, such as in the event where a third- party vendor's system is cyber-attacked which in turn could result in loss of certain of our data.

While no material losses related to the increased attempts on our information security systems have been discovered, given the increasing sophistication and evolving nature of this threat, the possibility of successful breaches occurring in the future cannot be ruled out. An extended failure of critical system components, caused by accidental actions, such as failed hardware or failed network infrastructure, or malicious actions, including those resulting from a cyber-security attack, could result in a significant environmental incident, commercial loss or interruption to operations. We may also incur significant costs, including but not limited to, protecting against or repairing damage caused by any successful disruptions or security breaches in the future, such as rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or taking remedial steps with respect to third parties, among others.

If there is a violation of data privacy information, or a cyber threat, we could experience disruptions to critical services or may be vulnerable to cyber and ransomware attacks. This could result in financial loss, and have a material adverse effect on our business, operating results, cash flows, financial condition and our disclosure of control processes.

Risks related to our people

Challenges remain around our ability to attract and retain critical skills to fill vacant positions to support current and future business requirements.

It may take time to fill vacant positions in growth areas due to typical slow hiring processes in the energy and upstream sector and due to top candidates in the oil and gas field not being available freely.

In order for Sasol to deliver on its strategic objectives, sustainably grow into the future, and effectively operate and continuously improve existing and future assets and technologies, we are highly dependent on our human capital.

While Sasol overall maintains a focus on attracting, developing and retaining diverse, skilled and experienced employees (including critical or scarce skills like qualified scientists, engineers, project execution managers, artisans and operators and experienced employees in business and functional roles including specialists required for our green economy and just transition strategies), slow hiring times and a general scarcity of specialist skills may influence our ability to find the most skilled resources.

There is constant competition across global labor markets for these critical or scarce skills. The quality and availability of skills in certain labour markets may also be impacted by the challenges within the education and training systems.

While we prioritise employee development and upskilling, it may take time to develop the required depth of skills and experience of employees to support our transition imperatives.

Risks related to our American Depositary Receipts

The exercise of voting rights by holders of ADRs is limited in some circumstances

Holders of ADRs may exercise voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of our deposit agreement with J.P. Morgan Chase Bank N.A., as the depositary (the Deposit Agreement and the Depositary respectively). For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders’ meeting to J.P. Morgan in accordance with the Deposit Agreement. J.P. Morgan has undertaken in turn, as soon as practicable after receipt of our notice, to mail voting materials to holders of ADRs. These voting materials include information on the matters to be voted on as contained in our notice of the shareholders meeting and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Memorandum of Incorporation, to instruct J.P. Morgan as to the exercise of the voting rights pertaining to the shares underlying their respective ADSs.

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

US securities laws do not require Sasol to disclose as much information to investors as a US issuer is required to disclose, and investors may receive less information about the Company than they might otherwise receive from a comparable US company.

Sasol is subject to the periodic reporting requirements of the SEC and the NYSE that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of US issuers. Accordingly, there may be less publicly available information concerning Sasol than there is for US public companies. For example, Sasol is not required to file current reports, periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Exchange Act. As a result, investors will also receive less timely financial reports than they otherwise might receive from a comparable US company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ ability to make decisions about their investment in Sasol

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the Company

Sasol Limited, the ultimate holding company of our group, is a public company. It was incorporated under the laws of South Africa in 1979 and has been listed on the JSE since October 1979. Our registered office and corporate headquarters are at Sasol Place, 50 Katherine Street, Sandton, 2196, South Africa, and our telephone number is +27 10 344 5000. Our agent for service of process in the US is Puglisi & Associates,

850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

4.B Business overview

Sasol is a global chemicals and energy company. We harness our knowledge and expertise to integrate sophisticated technologies and processes into world-scale operating facilities. We endeavour to safely and sustainably source, produce and market a range of high-quality products in 22 countries, creating value for stakeholders. Our purpose “Innovating for a better world” compels us to deliver on triple bottom line outcomes of People, Planet and Profit, responsibly and always with the intent to be a force for good.

For details regarding the following sections, refer as indicated.

●	for information regarding our business overview, refer to “Integrated Report— Our distinctive value chains”” as contained in Exhibit 99.4;
●	for information regarding our strategy, refer to “Integrated Report— Our strategic direction” as contained in Exhibit 99.5;
●	for a description of the Company’s operations and principal activities refer to “Integrated Report— Our distinctive value chains” as contained in Exhibit 99.4; “Integrated Report—Performance overview” as contained in Exhibit 99.6; and Item 18—“Financial Statements—Segment information”; and
●	for a description of our principal markets, refer to Item 18—“Financial Statements—Geographic segment information”, which provides information regarding the geographic location of the principal

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

Raw materials

In the Southern Africa value chain, the main feedstock components for the production of fuels and chemical products are coal mined and procured from external sources, our Mining segment, natural gas obtained from and procured externally by our Gas segment and crude oil purchased from external suppliers.

In our Chemicals Business, outside of Southern Africa, the main feedstocks used are kerosene, benzene, ethane, ethylene, oleochemicals and aluminium. Feedstocks are purchased externally, with the exception of a portion of ethylene which is produced at our Lake Charles facility and the Fischer-Tropsch-based feedstock used for our South African polymer, solvents, alcohol, wax, ammonia, phenolics, and co-monomer production. The pricing of most of these raw materials follow global market dynamics which relate to crude oil and energy prices.

Marketing channels and principal markets

In our Mining and Gas segments, we make use of direct sales models, long-term marketing gas sales agreements and short-term crude oil purchase agreements. Piped gas is sold to wholesalers and end-users in South Africa.

In our Fuels segment, marketing channels can be divided into the following main areas:

●	liquid fuel sales to licensed wholesalers;
●	liquid fuels sales to retailers and end-users; and
●	liquid fuels overland exports into other parts of Southern Africa.

In our Chemicals Business, our products are sold to customers worldwide with a significant part under annual and multi-year contracts. Marketing channels can be divided into the following main areas per segment:

●	In our Chemicals Africa, segment (Chemicals Africa), our business division, Advanced Materials consist of cobalt catalyst and carbon sold largely to international markets. Base Chemicals produces polymers, fertilisers and explosives, phenolics, methanol and some other products which are sold mainly to customers in South Africa with the exception of polypropylene and phenolics which are mainly exported. Explosives intermediates are sold to our partner Enaex Africa (Pty) Ltd (Enaex) which converts these to final products for supply to the Sub-Saharan Africa mining industry. Essential Care exports the South African-produced C6+ alcohols to international markets for external sales or internal use in surfactant facilities across the globe. Performance Solutions’ products included Fischer Tropsch-based and wax, solvents, comonomers and safol which are substantially exported to international markets for external sales.
●	In our Chemicals America segment (Chemicals America), Advanced Materials consists of alumina sold largely within North America with some exports to Europe and Asia. For Base Chemicals, polyethylene is produced and marketed on behalf of Sasol by Equistar Chemicals LP an affiliate of our joint venture partner LyondellBasell. The produced ethylene is either consumed internally for derivatives or sold to external customers in the US merchant market. Mono Ethylene Glycol (MEG) is marketed and distributed on behalf of Sasol by a third party. Phenolics are largely exported to international markets. Essential Care includes surfactants, Ethylene Oxide (EO), C6+ alcohols, Linear Alkyl Benzene (LAB) and paraffins and Performance Solutions includes the sale of comonomers, speciality paraffins and speciality alcohols mainly within the Americas region, with some sales to Europe and Asia.
●	In Chemicals Eurasia segment (Chemicals Eurasia), Advanced Materials includes sales of alumina mainly within Europe with some sales in other regions including the Americas and Asia. Essential Care consists of surfactants, EO, C6+ alcohols, LAB and paraffins sales mainly within Eurasia with some sales in the Americas. Performance Solutions covers the sale and production of speciality alcohols and emulsions. Glycol ethers from Eurasia are largely sold within the region, with some additional global sales.

Factors which the business depends on

Intellectual property

Our proprietary or licensed technologies, our software licences, procedures and protocols support Sasol’s competitive advantage. These consist of:

●	our patented technologies;
●	skilled, experienced and technically qualified employees, industry thought leaders and experts that enable Sasol to respond to the constantly changing environment; and
●	our business processes and management systems.

Intellectual Capital summary	2023	2022	2021
Total worldwide patents held	2 282	2 590	2 300
Investment in research and development	R1 516 million	R1 280 million	R1 249 million

The Sasol Slurry Phase DistillateTM (Sasol SPDTM) process—Based on our Technology function’s extensive experience in the commercial application of the Fischer-Tropsch (FT) technology, we have successfully commercialised the FT based Sasol SPDTM process for converting natural gas into high quality, environment-friendly GTL diesel, GTL kerosene and other liquid hydrocarbons.

The Sasol SPDTM process integrates the following three main technologies, each of which is commercially proven.

●	the Haldor Topsøe SynCORTM reforming technology, which converts natural gas and oxygen into syngas;
●	our Sasol Low Temperature Fischer-TropschTM (Sasol LTFTTM) technology, which converts syngas into hydrocarbons; and
●	the Chevron IsocrackingTM technology, which converts hydrocarbons into particular products, mainly diesel, naphtha and Liquified Petroleum Gas (LPG).

Currently we believe, based on our knowledge of the industry and publicly available information, that globally, we have the most extensive experience in the application of FT technology on a commercial scale. The Sasol SPDTM process converts natural gas into diesel and other liquid hydrocarbons, which are generally more environmentally friendly and of higher quality and performance compared to the equivalent crude oil derived products. In view of product specifications gradually becoming more stringent, especially with respect to emissions, we believe that this option is environmentally friendly. The Sasol SPDTM process can further be adopted to produce differentiated value-added products, such as GTL base oils. The superior quality of GTL base oils positions these products firmly as premium components in the formulation of top tier lubricants.

Our Sasol LTFTTM technology can also be integrated into flow schemes utilising green hydrogen and sustainable carbon feedstocks in order to produce green products including sustainable aviation fuel

Key contracts

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

On 9 July 2021, SSA concluded an agreement to sell its sodium cyanide business to a South African, B-BBEE empowered subsidiary of a Czech Republic-based company specialising in cyanide production. The transaction is expected to close in the second half of calendar 2023 subject to the outcome of the appeal process currently underway following the prohibition of the disposal by the South Africa Competition Commission. The acquirer will take over full operational control of the cyanide business. Key feedstocks, utilities and site services will be supplied by Sasol on an arm’s length basis.

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

Refer to “Item 4.D—Property, plants and equipment—Gas” for details regarding key contracts in Mozambique.

Legal proceedings and other contingencies

From time to time, Sasol companies are involved in litigation, regulatory proceedings, arbitrations, tax disputes and similar proceedings in the normal course of business. Although the outcome of these claims and disputes cannot be predicted with certainty, a detailed assessment is performed on each matter, and a provision is recognised, or contingent liability disclosed, where appropriate as guided by IFRS.

Further, from time to time, communities and NGOs challenge our environmental licences and related applications including regarding concerns with potential health and environmental impacts associated with Sasol’s activities

South African Revenue Services (“SARS”) audit on Sasol Financing International plc

As reported previously, SARS conducted an audit over a number of years on SFI which performs an offshore treasury function for Sasol. The audit culminated in the issuance of revised assessments in respect of the 2002 to 2012 tax years and the dispute relates to the place of effective management of SFI. SFI has co-operated fully with SARS during the course of the audit relating to these assessments. The potential tax exposure is R2,75 billion (including interest and penalties as at 30 June 2023), which is disclosed as a contingent liability.

SFI lodged an objection and appeal in the Tax Court against the revised assessments. SFI and SARS agreed that the appeal and related Tax Court processes will be held in abeyance pending the outcome of the judicial review application noted below.

Sasol has launched two judicial review applications respectively against the SARS decision to register SFI as a South African taxpayer and against certain related elements of the revised assessments over which the Tax Court does not have jurisdiction.The two matters were heard together during November 2022 and on 1 August 2023 the court delivered its decision dismissing of both of the SFI review applications. SFI intends to appeal the matter to the Supreme Court of Appeal. The review applications relate to the challenge by SFI of certain administrative decisions of SARS and the High Court decision does not directly affect the merits of the substantive dispute before the Tax Court, which remains in abeyance while the appeal of the review applications continues.

Clause 12A application

Our emission sources at our operations in South Africa are regulated in accordance with atmospheric emission licenses which are based on the MES published in terms of section 21 of the National Environmental Management: Air Quality Act. On 11 July 2023, Sasol was informed that the NAQO had declined its application of June 2022 in terms of Clause 12A of the MES to be regulated on an alternative emission load basis for the Secunda Operations emissions from the boilers at its Secunda Operations’ steam plants from 1 April 2025 onwards.

On 31 July 2023, Sasol appealed the decision to the Minister of Forestry, Fisheries and the Environment, as provided for in Section 43(1) of the National Environmental Management Act. The appeal process allows the Minister to consider the application afresh. Clause 12A of the MES permits existing plants to be regulated on an alternative emission load, as opposed to the current concentration-based limit (the mass of pollutant per cubic metre of air emitted) specified in the MES.

As part of its Clause 12A application, Sasol has proposed an integrated air quality and GHG reduction solution (“integrated emission reduction solution”) to reduce Secunda Operations and GHG emissions by approximately 30% by 2030. This is contingent on Secunda Operations emissions from the boilers at the steam plants of its Secunda Operations being regulated on an alternative load-based emission limit instead of the concentration limit currently being prescribed in the MES from 1 April 2025 onwards. The integrated emission reduction solution comprises the implementation of multiple projects targeting energy efficiency, reducing coal usage, turning down boilers and integrating 1 200 MW of renewable energy. The assumptions applied in compiling the financial statements, and in particular the testing of the recoverability of the Group's non-financial assets (other than inventories and deferred tax assets), are aligned to the integrated emission reduction solution.

Legal review of NERSA Maximum Gas Price

In 2013, NERSA approved an application from Sasol regarding maximum gas price (MGP) (the 2013 NERSA MGP Decision). In its July 2019 decision, the South African Constitutional Court overturned the 2013 NERSA MGP Decision, ordered NERSA to revise its decision and confirmed that the new MGP)decision by NERSA will apply retrospectively from 26 March 2014. The High Court also overturned a NERSA MGP decision on 3 May 2021.

After the South African Constitutional Court decision, NERSA adopted a new MGP methodology in 2020. Sasol Gas submitted a new maximum gas price application to NERSA in December 2020 and on 6 July 2021 NERSA published its maximum gas price decision (the 2021 NERSA Maximum Gas Price decision), which determined maximum gas prices for Sasol Gas for the period from March 2014 up to 2023.

Because the new maximum gas prices approved by NERSA for this period are lower than the actual prices historically charged to a large number of Sasol Gas’s customers, a retrospective liability of R1,6 billion arose, based on the differences between the newly approved maximum gas prices and actual gas prices charged by Sasol Gas. Sasol Gas resolved these potential claims through settlement agreements with affected customers and as at 30 June 2023 the remaining R93 million of the financial provisions previously recognised by Sasol Gas were reflected in trade payables and accrued expenses.

In December 2021 the Industrial Gas Users Association of Southern Africa launched a legal review application to overturn the NERSA 2021 MGP decision. Both NERSA and Sasol Gas opposed the application. The matter was heard in the High Court at the end of May 2023 and the court decision remains pending. An adverse outcome in this matter may lead to further retrospective liability for Sasol Gas.

Alleged Pricing Conduct Complaints to Competition Commission

During 2022 certain customers of Sasol Gas submitted complaints to the Competition Commission relating to alleged pricing conduct prohibited by the South African Competition Act, 1998 (Act No 89 of 1998). One of the complainants applied for an interdict to restrain Sasol from increasing its gas prices above the ruling maximum price of R68,39/GJ until the conclusion of the investigation of the complaints. In May 2023 an interdict was issued by the Competition Tribunal providing that Sasol Gas can only increase its gas prices after two months’ written notice to the complainant and if the gas price was approved by NERSA.

In September 2022 Sasol Gas launched a legal review application, which clarified the respective jurisdiction of NERSA and the competition authorities insofar as it relates to gas prices that are regulated under the Gas Act. This application is continuing in the Competition Appeal Court (CAC).

Following the end of the period allowed for the investigation by the Commission and notwithstanding the ongoing litigation in the CAC, the Commission on 10 July 2023 made a referral of the complaints to the Competition Tribunal. The decision in the litigation before the CAC will determine the authority of the Commission regarding the investigation that lead to the referral. An adverse outcome in the review application in the CAC and the referral before the Competition Tribunal may result in possible fines and other sanctions against Sasol Gas. The litigation remains ongoing and the outcome of the legal review application cannot be predicted.

The Gas Amendment Bill was gazetted on 13 April 2021, but has not proceeded through South African Parliament. The ultimate effect of the proposed amendments to the Gas Act on our sales and our financial condition cannot be determined at this time.

Dispute between Sasol Oil, Total and Transnet for tariff applicable to conveyance of crude oil

Sasol Oil (Pty) Ltd (Sasol Oil) and Total South Africa (Pty) Ltd (“Total”) use the crude pipeline owned by Transnet Pipelines a division of Transnet to transport crude oil from Durban to the Natref refinery The tariff for the crude oil conveyance was historically determined through a commercial agreement between the parties, which agreement also included the so-called variation agreement (the Variation Agreement) relating to the inland nature of the Natref refinery. After the petroleum pipeline tariffs started to be determined by NERSA under the Petroleum Pipelines Act, 2003 (Act 60 of 2003) (Petroleum Pipelines Act) a dispute arose between the parties regarding the tariff applicable to the conveyance of crude oil.

In September 2017, Sasol Oil issued summons against Transnet to claim the difference between the tariffs that should have been charged by Transnet under of the Variation Agreement compared to the tariffs that were actually charged by Transnet under the NERSA tariffs. The NERSA tariffs do not distinguish between the tariff for crude oil and the tariff for refined products.

Sasol Oil’s action was combined with a similar action brought earlier by Total. Certain issues in the consolidated matter were previously decided by the High Court in 2015 and the Supreme Court of Appeal in 2016.

The High Court made an order in favour of both Sasol Oil and Total and Transnet took two of the findings in the further High Court decision of October 2020 on appeal to the Constitutional Court.

In June 2022 the Constitutional Court :

●	upheld Transnet’s appeal by declaring that the Variation Agreement was terminated validly by Transnet as from 13 September 2020; and
●	dismissed Transnet’s application for leave to appeal relating to the cause of action of the claims by Sasol Oil and Total as it did not engage the Court’s jurisdiction. Accordingly, Sasol and Total’s contractual damages claims following Transnet’s breach of the Variation Agreement continue but are now limited to the duration of the Variation Agreement. The High Court litigation regarding the quantum of these claims will proceed as scheduled for trial in October 2023. The revised amount claimed by Sasol Oil up to the date of termination of the Variation Agreement is R 2 billion.

From December 2020, after the High Court judgement in the matter, Sasol Oil and Total made payment for crude oil conveyance at the reduced tariff specified in the Variation Agreement. These payments constituted a shortfall in respect of the tariff invoiced by Transnet. After the Constitutional Court judgement, Transnet issued summons against Sasol Oil claiming repayment of the shortfall. In May 2023, after NERSA approved the pipeline tariff for Transnet for 2023/4, Transnet further insisted that Sasol Oil pay the full NERSA approved tariff, notwithstanding the fact that the NERSA approval does not provide for differentiated tariffs for crude oil and refined products respectively. As from 1 June 2023 Sasol Oil agreed to pay Transnet the full tariff pending the ongoing litigation. The claim by Transnet for the repayment of the shortfall in the tariff paid is scheduled for trial in November 2023. As at 30 June 2023 Sasol Oil accounted for this claim as a trade payable in the amount of R 1 042 million (including interest).

Subsequently, as part of the trial preparation Transnet notified Sasol Oil that it intends to increase the claim amount with approximately R40 million.

In July 2023 Sasol Oil initiated a legal review application in the High Court to overturn the NERSA approval of the Transnet pipeline tariff for 2023/4 as the decision does not comply with the requirements of the Petroleum Pipelines Act.

Sasol Oil continues to engage with Transnet in an endeavour to resolve the ongoing dispute between the parties through commercial negotiation.

Litigation of Sasol Mining in three litigation matters relating to occupational diseases

A judgement by the South African Constitutional Court in 2011 confirmed the right of employees in the mining industry who contracted certain occupational diseases to claim damages from their employers. Similar cases have also been threatened against participants in the coal sector of the mining industry. As a result Sasol Mining is currently the defendant in three separate litigation matters.

The plaintiffs in the first matter involving 22 individual cases though not a class action, allege that they contracted coal-dust-related lung diseases, while in Sasol Mining’s employment. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act (including and various regulations issued in relation to the Mine Health and Safety Act) and failed to take effective measures to reduce the exposure of mine workers to coal dust. The plaintiffs allege that all of the above increased the risk for workers to contract coal dust related lung diseases.

The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R67,7 million in total. Sasol Mining is defending the claims.

As the trial has not yet commenced and a response from the plaintiffs to our request for further particulars is still being awaited, it is not possible at this stage to estimate the likelihood that the plaintiffs will succeed with their claim and if successful, the quantum of damages that the court would award. Therefore, no provision has been raised of 30 June 2023.

The remaining two matters involve single plaintiffs, in which the legal process is ongoing and no trials have commenced.

Dispute between Solidarity and Sasol Khanyisa in relation to Sasol Khanyisa share scheme

Solidarity -one of our recognised trade unions referred a dispute relating to the Sasol Khanyisa share scheme (see Sasol Khanyisa transaction herein below) to the Commission for Conciliation, Mediation and Arbitration (CCMA) on 17 December 2017, alleging that the issuing of benefits to a certain part of the employee base amounted to racism. Sasol denied that the share scheme was incorrectly constituted. Conciliation proceedings commenced on 11 January 2018 and on 5 February 2018, Solidarity demanded a payment to their members (non-qualifying employees for Phase 2 of Khanyisa) equal to “the market value of the Sasol Khanyisa shares which qualifying employees would be entitled to within seven days after such entitlement (2028) or payment to each member of R500 000 by the end of December 2018.”

Solidarity embarked on a “go-slow” strike on 3 September 2018 with the intention to escalate it to a full-blown strike. On 25 October 2018, Solidarity took the dispute to the CCMA which subsequently certified it as unresolved in February 2019. Solidarity filed a statement of claim with the Labour Court in Johannesburg in May 2019 which we replied to in July 2019. Subsequently the Judge President of the Labour Court invited Sasol and three other respondents in three similar cases where Solidarity is the applicant to meet to consolidate the disputes and set a stated case (that is a combined version setting out the dispute). The parties could not agree on such a formulation and the matter became dormant

The Labour Court issued a directive to prepare a pre-trial minute to be filed with the registrar as an alternative to appearing before a judge of the Labour Court on 10 August, 2022. The parties filed the pre-trial minute and are awaiting the allocation of the trial date.

Criminal proceeding under the National Environmental Management Act 108 of 1998, the National Environmental Management: Waste Act and the National Water Act against Sasol South Africa Limited

Following the conclusion of a criminal investigation initiated in April 2021 and conducted by the Environmental Management Inspectorate, summons instituting criminal proceedings by the National Prosecuting Agency was served on SSA citing the Company as the defendant. The date of the first court appearance was 20 September 2022. Thereafter the matter was postponed at the request of the State a number of times with the last appearance having been on 7 August 2023 on which date the matter was transferred to the Regional Court. The next appearance will be on 20 November 2023 during which appearance the matter may be postponed to a future date for the trail to commence.

There are six counts specified in the charge and these relate to offences that have allegedly been committed by the Company, through its Secunda Operations, under the National Environmental Management Act 108 of 1998 and the National Environmental Management: Waste Act, 59 of 2008 and the National Water Act, 36 of 1998.

Water Tribunal Dispute over water use license for Sasol Mining.

On 20 June 2022, Sasol Mining was notified that an application for renewal of an existing water use licence(WUL) for its Syferfontein Colliery, was declined by the Department of Water and Sanitation (DWS). The licence authorised certain water uses relating to the storage of water, disposing of water which may be detrimental to a water resource and removing, discharging or disposing of water found underground necessary for the efficient operations and safety of people.

Sasol Mining subsequently filed an appeal against the decision with the Water Tribunal. The matter has not yet been heard by the Water Tribunal and no trial date has been allocated yet. In parallel Sasol Mining had various engagements with DWS in an attempt to resolve the matter.

On 28 July 2023 Sasol Mining had a meeting with the Enforcement Unit of the DWS (DWS Enforcement Unit), in which the DWS Enforcement Unit affirmed its mandate to conduct administrative enforcement on matters of non-compliance with applicable legal requirements, which include the circumstances at the Syferfontein Colliery where water uses are being undertaken without a valid WUL.

During the meeting, the DWS Enforcement Unit also communicated its intention to issue a pre-directive (notice of intention to issue a directive) to Sasol Mining. Sasol Mining will then have the opportunity to make representations which can include details about the history of the matter and Sasol Mining’s proposals on how to meet DWS’s requirements to enable it to issue a WUL to Sasol Mining’s Syferfontein Colliery. If these proposals are accepted, DWS will have the option to issue a compliance notice that may govern the activities, including the ongoing water uses in question, pending the issuing of a WUL. However the risk posed by the proposed pre-directive can only be assessed once it is received.

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

Environmental obligation

Sasol’s environmental obligation accrued at 30 June 2023 was R17 293 million compared to R17 207 million at 30 June 2022. Due to uncertainties regarding future costs, the potential loss in excess of the amount accrued cannot be reasonably determined.

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

Our most recent certification in terms of this legislation, issued in December 2022, for both Sasol Limited and SSA puts us at an improved contributor status of level 3 compared to level 4 for SSA in 2021. This improved contributor level makes Sasol a more attractive supplier of products to our customers in South Africa because the contributor level of their suppliers impacts the B-BBEE contributor status of such customers. Plans are in place to maintain and further improve our B-BBEE status.

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

The accounting recognition and measurement principles applied to the Sasol Khanyisa transaction are the same as those applied to the Sasol Inzalo transaction, as the substance of both transactions was the same. Based on the underlying assumptions made by Sasol, the total IFRS 2 charge associated with Sasol Khanyisa is R6,5 billion over the life of the transaction, to date R6,1 billion has been recognised. The only unvested portion of the transaction relates to the employee share ownership plan.).

With the implementation of Sasol Khanyisa, approximately 18,4% of SSA is in direct Black ownership, which, together with Black ownership at Sasol group level, translates into at least 25% Black ownership credentials at SSA level (for purposes of measuring Black ownership credentials under the current B-BBEE legislation

Refer to “Item 18—Financial Statements—Note 33 Share-based payment reserve” for further information.

The Mining Charter

The Mining Charter requires mining companies to meet various criteria intended to promote meaningful participation in the industry of HDSAs. These criteria include ownership, inclusive procurement, supplier and enterprise development, human resource development, employment equity and miner community development. The provision in the Mining Charter that provided that a mining right holder who does not comply with the ownership criteria and falls between levels 6 and 8 of the Mining Charter scorecard shall be in breach of the Mineral and Petroleum Resources Development Act, 28 of 2002, has been set aside by the High Court pursuant to a challenge of various aspects of the Mining Charter including aspects relating to ownership.

The UPRDB

The Minister of Mineral Resources and Energy withdrew the Mineral and Petroleum Resources Development Amendment Bill (MPRDA Bill) from parliament in 2018 with the aim of separating oil and gas matters from those of mining. The draft UPRDB was published in the Government Gazette on 24 December 2019. Sasol submitted comments directly to the DMRE and via the relevant business association (OPASA). Due to the impact of COVID-19, further consultation processes were delayed and the legislative process is ongoing. On 13 May 2021, Cabinet approved the introduction of the UPRDB to parliament. The UPRDB was gazetted and published for public comment on 11 June 2021. Sasol made submissions thereto via OPASA. It is noted that the UPRDB does not specify royalty payments, production bonuses, taxes and the fiscal regime. On 15 December 2021, National Treasury published for industry comment Discussion Document: What is the Most Appropriate Tax Regime for the Oil and Gas Industry (putting forth proposals on the taxation of upstream oil and gas activities). Sasol submitted comments thereto via OPASA. National Treasury held a public consultation on 13 April 2022 to further discuss the oil and gas tax regime. On 17 May 2022, the Portfolio Committee on Minerals and Energy held a briefing on the UPRDB and is currently deliberating; there is a possibility that the UPRDB will be referred for further public consultation

The Liquid Fuels Charter (LFC)

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

The DMRE in concurrence with the Department of Trade and Industry initiated a process to establish a Sector Charter (Petroleum and Liquid Fuels Sector Charter) to supersede the LFC in terms of section 12 of the B-BBEE Act. While this process may impact on the B-BBEE obligations of Sasol’s businesses in the South African energy industry, the timing of completion, the outcome and potential effects of this process on Sasol cannot be assessed at this time.

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

Safety, health and environment

Regions in which Sasol operates and their applicable legislation

South Africa

The majority of our operations are located in South Africa. We operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and wastes. These operations are subject to numerous laws and regulations relating to safety, health and the protection of the environment.

Environmental regulation

The Constitution contains the underlying right to an environment which is not harmful to health or well-being of people which right must be given effect to by environmental legislation in South Africa. The South African National Environmental Management Act, 107 of 1998 is therefore the framework act which primarily aims to give effect to the Constitutional environmental right. It also underpins specific environmental management acts, such as the National Environmental Management: Waste Act, 59 of 2000 (National Environment Management: Waste Act), the National Water Act, 36 of 1998, and the Nation Environmental Management: Air Quality Act, 39 of 2004 which all, in turn, regulate specific environmental media and the associated regulation of potential impacts thereon. The National Environmental Management: Waste Act also specifically regulates the process for management of contaminated land. These Acts also provide for enforcement mechanisms as well as provisions for the imposition of criminal sanction. These also apply to mining activities.

Apart from South Africa’s international commitments, the country’s Climate Change Bill is still being finalised for enactment. Sasol continues to engage with the government on the development of the Climate Change Bill as well as the imposition of mandatory carbon budgets. Sasol’s engagement focuses on the need for the alignment of mitigation instruments in an effort to create long-term policy and regulatory certainty. Although not mandatory, Sasol participated in the first phase of the carbon budget process and received and agreed to its allocated carbon budget, which was in place until the end of calendar year 2020. We negotiated the second voluntary carbon budget for the next five years until 2027. A preliminary allocation was received which was reduced based on our national GHG inventory. This budget is subject to review within a year. The GHG and the National Pollution Prevention Plan Regulations were promulgated in April and June 2017 respectively and subsequently revised. Sasol continues to submit its GHG data annually, as well as progress on its approved pollution prevention plans. The Carbon Tax Act, 15 of 2019 was signed into law in May 2019 and came into effect on 1 June 2019. National Treasury has undertaken a process to increase the carbon tax rates (as per the 2022 National Budget) and the consultation process is concluded.

For information see “Item 3.D—Risk factors-Risks related to our sustainability”.

Hazardous substances

Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided for in various laws, regulations and incorporated standards on the use, handling (including classification and labelling), storage and transport thereof. These laws and regulations are aligning with international commitments on safe chemicals management, including the Globally Harmonised System of Classification and Labelling of Chemicals. Primary laws in this regard include the Hazardous Substances Act and the Hazardous Chemicals Agent Regulations under the Occupational Health and Safety Act.

For information regarding our challenges associated with these regulatory requirements refer to “Item 3.D—Risk factors”.

Eurasian Operations

In Germany and Italy, we operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and waste. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment, and non-compliance with these regulations could lead to a material adverse impact on Sasol’s ability to operate in these countries. In Eurasia, we anticipate continuing to respond to the regulatory environment through existing systems and control technologies as well as through efficiency and control technology reviews and improvement opportunities where appropriate, in order to minimise the impact of the current and future regulations on our Eurasian operations.

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

United States

In the US, we operate a number of plants and facilities for the storage and processing of chemical feedstock products. Sasol’s US operations are subject to numerous laws, regulations and ordinances relating to safety, health and the protection of the environment, and non-compliance with these regulations could lead to a material adverse impact on Sasol’s ability to operate in the US. Climate change policy continues to be developed at the federal and state level, and to some extent, through the judicial system. Our operations in the US remain regulated at the federal, state, and local level relating to health, safety, environment, and community impact. In the US, we anticipate continuing to respond to the regulatory environment through existing systems and control technologies as well as through efficiency and control technology reviews and improvement opportunities where appropriate, in order to minimise the impact of the current and future regulations on our US operations.

Hazardous substances are, regulated pursuant to multiple federal laws including the Toxic Substances Control Act and by a labelling standard that incorporates the requirements of the Globally Harmonised System of Classification and Labelling of Chemicals into occupational health and safety legislations. Chemical manufacturers and importers are required to evaluate the hazards of the chemicals they produce or import and prepare labels and safety data sheets to convey the hazard information to their downstream customers.

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

4.D Property, plants and equipment

Refer to “Item 18—Financial Statements—Note 17 Property, plant and equipment” for further information regarding our property, plant and equipment.

Energy Business

Mining

Coal mining facilities

Our main coal mining facilities are located at the Secunda Mining Complex, which consists of underground collieries (Bosjesspruit, Impumelelo, Shondoni, Syferfontein, and Twistdraai Thubelisha) and the Sigma complex consisting of the Mooikraal colliery near Sasolburg.

A map showing the location of our coal properties and major manufacturing plants in South Africa is shown on page M-1 and M-2.

Our Mining segment operates six collieries for the supply of coal to the Secunda Operations, Sasolburg and Ekandustria operations (utility coal only) and the external market. The annual production of each colliery, the primary market to which it supplies coal and the location of each colliery are indicated in the table below:

			Nominated
			capacity	Production (Mt)(3)
Colliery	Location	Market	per year (Mt)(2)	2023	2022	2021
Bosjesspruit	Secunda	Secunda Operations	5,3	5,5	5,0	5,7
Impumelelo	Secunda	Secunda Operations	5,2	4,7	5,3	5,3
Shondoni	Secunda	Secunda Operations	7,0	6,1	6,4	7,0
Syferfontein	Secunda	Secunda Operations	8,9	7,6	8,5	9,3
Twistdraai Thubelisha	Secunda	Export/Secunda operations (1)	8,4	7,7	7,3	8,2
Sigma : Mooikraal	Sasolburg	Sasolburg Operations	1,3	1,2	1,1	1,2
				32,8	33,6	36,7
Production tons per continuous miner (mining production machine) per shift including off-shift production (4) (t/cm/shift)				951	984	1,131
(1)	The secondary product from the export beneficiation plant is supplied to Secunda Operations.
(2)	The nominated capacity of the mines is the expected production of that mine and does not represent the total maximum capacity of the mine.
(3)	Production excludes externally purchased coal.
(4)	Off-shift production is a legally permitted, voluntary shift system allowing mine workers to produce coal on their non-working shifts. This shift system provides the mine with a flexibility option to catch up on production shortfall. The mine workers are remunerated for this production on a cost per ton basis.

Processing operations

Coal export business—Secunda Operations. We started the coal export business in August 1996. Run of mine (ROM) coal is sourced from Twistdraai/Thubelisha Colliery (nominated capacity 8,4 Million tons (Mt)). The export beneficiation plant has a design throughput total capacity of 10,5 Mt per annum. In 2023, we produced 7,7 Mt from Twistdraai/ Thubelisha Colliery; of which we beneficiated 6,8 Mt, and 1,2 Mt was bypassed to Sasol Coal Supply.

ROM coal is transported via an overland conveyor belt to the export beneficiation plant from the Twistdraai Thubelisha Colliery. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

Sasol Mining has a 4,20% shareholding in RBCT and Sasol Mining’s entitlement on an 81 Mt per year RBCT capacity is 4,29%, which translates to 3,47 Mt per year. Actual export volumes for 2023 of 2,0 Mt per year were significantly constrained by Transnet Freight Rail’s available capacity.

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

The daily coal supply to Secunda Operations is approximately 100 000 tons for 2023.

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

Aeromagnetic surveys. Many exploration areas are usually aero-magnetically surveyed before the focused exploration is initiated. The main objective is to locate magnetic dolerite sills and dykes, as well as large-scale fault zones.

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

Extensive geological exploration has been carried out in the coal resource areas. Further exploration is undertaken to update and refine the geological models. This allows for accurate forecasting of geological conditions and coal qualities, and also effective planning and utilisation of coal reserves.

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

General stratigraphy

The principal coal horizon, the Number 4 Lower Coal Seam, provides some 90,70% (2022—91,00%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest from bottom up.

The Number 4 Lower Coal Seam is a bituminous hard coal, characterised by the following borehole statistics as at 31 March 2023:

●	the depth to the base of the seam ranges from 40 m to 241 m with an average depth of 135 m below the surface topography. All the current mining done on this seam is underground;
●	the floor of the seam dips gently from north to south at approximately 0,5 degrees;
●	the thickness of the seam varies in a range up to 10 m with a weighted average thickness of 3,7 m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs;
●	the inherent ash content (air dried basis) is an average 27,33%;
●	the volatile matter content is tightly clustered around a mean of 22,60% (air dried); and
●	the total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,03% of the total mass of the coal.

The other potential coal seam is:

●	the Number 2 Coal Seam at Shondoni colliery and Impumelelo colliery, which has been included in our reserve base.

Reserve estimation (remaining reserves at 31 March 2023)

We have approximately 3,7 billion tons (Bt) (2022—3,9 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,2 Bt (2022—1,2 Bt) of recoverable reserves. The coal reserve estimations are set out in table 1 that follows. Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda Operations and the majority of the Twistdraai Thubelisha reserves which will be exported. The reserve disclosure in this section includes our Mining segment’s total coal resources and reserves available for mining operations in Secunda. These reserves have not been adjusted for the synthetic oil reserves reported in the supplemental oil and gas information. The different reserve areas are depicted on the map on page M-1, as well as whether a specific reserve area has been assigned to a specific mine.

The coal reserve estimations in this table were compiled under supervision of Mr. Viren Deonarain who is considered a Qualified Person. The “South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)” dealing with competence and responsibility, paragraph 7, states Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Qualified Person. Paragraph 9 states: A ‘Qualified Person’ is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation. The Qualified Person must comply with the provisions of the relevant promulgated Acts. The reserves and resources modelling process and geological models were audited by an independent consultancy, WSP Golder, in August 2022. The audit verified that the geological models, reserves and resources estimates were fair reflection of the data on which they were based and conformed to internationally accepted reporting standards.

The latest coal resource/reserve estimations were determined by following the same process. The estimation of the proved reserves is compliant with the definition and guidelines as stated in the modernized SEC Regulation S-K subpart 1300.

The following internal controls are used in the exploration and mineral reserve estimation:

●	The Resources and Reserves document is compiled for submission to the Sasol Mining Board for approval by the Company Secretary Energy. Before submission the Vice President (VP) Integrated planning and Optimisation performs a high-level reasonableness review (sense check) to ensure the detailed process was followed. This process includes a mass balance reconciliation.
●	The VP Integrated planning and Optimisation checks the reconciliation of
Form 20-F information provided in Table 4 of the Synthetic Oil section of the Supplemental Oil and Gas information to confirm that the information disclosed for the most recently closed financial year is accurate, complete and consistent with the Sasol Mining Board Approved Resource and Reserve Statement and only includes coal to liquid resources and reserves.

Those involved in the Reserves and Resources estimation process are sufficiently qualified. The Head of Coal Geology signs off on the process and is classified as a Competent Person as defined by the South African Council for Natural and Scientific Professionals

Table 1.

Coal reserve estimations(1) as at 31 March 2023, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002.

	Gross in		Mine
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated
	resource(1)	discount	losses	rate	reserves(2)	yield(3)	Proved/
Reserve area	(Mt)(4)	(Mt)(4)	(Mt)(4)	(%)	(Mt)(4)	(%)	probable
Shondoni colliery, number 4 seam	368	49	100	49	125	100	Proved
Shondoni colliery, number 2 seam	61	12	6	41	19	100	Probable
Bosjesspruit colliery	115	8	54	61	39	100	Proved
Bosjesspruit colliery	38	2	9	45	12	100	Probable
Syferfontein colliery	341	55	91	60	152	100	Proved
Alexander Block	498	100	74	46	107	100	Proved
Alexander Block	—	—	—	—	16	100	Probable
Twistdraai Thubelisha colliery	568	118	119	53	227	P34,S37	Proved
Impumelelo, Block 2, number 4 seam	647	97	65	54	203	100	Proved
Impumelelo, Block 2, number 2 seam	383	58	172	37	44	100	Probable
Block 2 South, number 4 seam	363	98	49	54	123	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	57	52	100	Probable
Total Secunda area	3 656				1 164

Table 2.

Coal reserve estimations(1) as at 31 March 2023, in the Sasolburg area where Sasol Mining has converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002.

	Gross in		Mine
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated
	resource(1)	discount	losses	rate	reserves(2)	yield(3)	Proved/
Reserve area	(Mt)(4)	(Mt)(4)	(Mt)(4)	(%)	(Mt)(4)	(%)	probable
Sigma Mooikraal	159	14	22	52	25	100	Proved
Total Mooikraal area	159				25
(1)	The gross in situ coal resource is an estimate of the coal tonnage, contained in the full coal seam above the minimum thickness cut off and relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.
(2)	The recoverable coal reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors and the addition of dilatants such as moisture and contamination.
(3)	The P% of P34 refers to the export product yield from the recoverable coal reserve and the S% of S37 refers to secondary product yield, which will be supplied to the Secunda Operations. The balance of this is discard material.
(4)	Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

Table 3.

Coal qualities, on an air-dry basis, in respective coal reserve areas, where Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(air dry)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(air dry
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Shondoni colliery	Wet	4,3	n/a	Assigned	Steam	21,0	1,0
Bosjesspruit colliery	Wet	4,0	n/a	Assigned	Steam	20,0	0,8
Syferfontein colliery	Wet	4,7	n/a	Assigned	Steam	22,5	0,9
Twistdraai Thubelisha colliery	Wet	4,4	n/a	Assigned	Steam	20,9	1,1
Impumelelo, Block 2, number 4 seam	Wet	3,7	n/a	Assigned	Steam	18,9	1,3
Impumelelo, Block 2, number 2 seam	Wet	4,0	n/a	Assigned	Steam	21,1	0,9
Alexander Block	Wet	4,5	n/a	Unassigned	Steam	21,6	0,8
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 4.

Coal qualities, on an as received basis, in respective coal reserve areas, where Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(as received)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(as received
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Shondoni colliery	Wet	4,3	3,0	Assigned	Steam	19,7	0,9
Bosjesspruit colliery	Wet	4,0	4,0	Assigned	Steam	19,3	0,9
Syferfontein colliery	Wet	4,7	4,3	Assigned	Steam	20,9	0,8
Twistdraai Thubelisha colliery	Wet	4,4	4,7	Assigned	Steam	20,3	1,1
Impumelelo, Block 2, number 4 seam	Wet	3,7	4,0	Assigned	Steam	18,8	1,2
Impumelelo, Block 2, number 2 seam	Wet	4,0	3,5	Assigned	Steam	19,8	0,8
Alexander Block	Wet	4,5	4,5	Unassigned	Steam	20,4	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,0	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,2	0,7
Block 3 South	Wet	3,6	3,6	Unassigned	Steam	21,8	0,7

Table 5.

Coal qualities, on an air-dry basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in respect of the Sasolburg area in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(air dry)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(air dry
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Sigma: Mooikraal	Wet	3,8	n/a	Assigned	Steam	19,3	0,6

Table 6.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in the Sasolburg area in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(as received)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(as received
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Sigma: Mooikraal	Wet	3,8	4,0	Assigned	Steam	19,0	0,6

Criteria for proved and probable

Over and above the definitions for coal reserves, probable coal reserves and proved coal reserves, set forth in Regulation S-K subpart 1300, promulgated by the SEC, we consider the following criteria to be pertinent to the classification of the reserves:

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

Legal rights on coalfields

Sasol Mining is the holder of various prospecting and mining rights for coal in Mpumalanga and one mining right in the Free State. These prospecting and mining rights are granted by the state acting as custodian of South Africa’s mineral and petroleum resources in accordance with the provisions of MPRDA as amended.

In respect of Mpumalanga, Sasol Mining holds three mining rights for coal situated within the Bethal, Secunda, Highveld Ridge, Balfour and Standerton magisterial districts with DMRE reference numbers MP 30/5/1/2/2/138 MR, MP30/5/1/2/2/10096 MR and MP30/5/1/2/2/10125 MR respectively. These mining rights are valid for periods of between 20 and 30 years, which can be renewed upon application to the DMRE, and allows Sasol Mining to provide a continuous and steady coal supply to SSA, which beneficiates the coal into higher value and in most cases, end line products. The bulk of Sasol Mining’s operations in Secunda falls within the Secunda Complex 138 MR mining right which was converted from old order mining licences. The 138 MR mining right has since its conversion to a new order mining right been amended to include various properties held under prospecting rights and a mining right which were either applied for and granted by the DMRE or were acquired from third parties and ceded to Sasol Mining. The 10096 MR mining right which Sasol Mining refers to as its Block IV mining right was granted in 2017 and the 10125 MR mining right referred to as Alexander was granted by the DMRE in 2018 and ceded to Sasol Mining during the same year.

Gas

Our natural oil and gas operations are managed by Gas Sourcing and Operations (GSO) as part of the Gas segment of our Energy Business. As of 30 June 2023, we held equity in two assets with proved reserves in Mozambique, one producing asset and one non-producing asset. We also have equity in exploration licences in Mozambique and South Africa.

In the narrative sections below, unless stated otherwise, all quantitative statements refer to gross figures. The tabular information which follows the narrative provides:

●	total gross and net developed and undeveloped acreage of our natural oil and gas assets and exploration licences by geographic area, at 30 June 2023;
●	the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled, at 30 June 2023;
●	capitalised natural oil and gas exploratory well costs at the end of the last three years and information about the continued capitalisation of natural oil and gas exploratory well costs, at 30 June 2023;
●	details about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells, at 30 June 2023; and
●	average sales prices and production costs, of natural oil and gas, for the last three years.

The financial information in these sections has been prepared in accordance with IFRS in order to ensure consistency between this document and the financial statements.

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

The maps on page M-3 to M-4 show GSO’s global footprint and the location of our assets and exploration licences.

Mozambique

Licence terms

Development and production

In Mozambique, we have interests in two onshore assets, one of which is producing with proved reserves. The other asset consists of two areas under development with proved reserves, one area in early development without proved reserves and other reservoirs that are being assessed for commerciality.

The producing asset is the PandeTemane PPA licence (301,1 thousand developed net acres). Our subsidiary Sasol Petroleum Temane Limitada, the operator, holds a 70% working interest in the PPA. The PPA expires in 2034 and carries two possible five-year extensions. There is no requirement to relinquish any acreage until the expiry of the PPA.

The asset under development is the PSA licence (443,4 thousand undeveloped net acres) where we are currently developing oil and gas reservoirs contained in the Pande, Temane and Inhassoro fields. Our subsidiary Sasol Petroleum Mozambique Limitada (SPM), the operator, holds a 100% working interest. Under the terms of the current PSA licence, ENH as the licence holder is entitled to a profit share of production. The PSA field development plan amendment approval for Inhassoro, Temane and Pande was received on 29 September 2020 with a production period of 30 years expiring on 28 September 2050. There is no requirement to relinquish any acreage until the expiry of the individual development areas. The Corvo and Tafula areas remain under the commercial assessment period second renewal to the end of February 2024.

Exploration

We have interests in one offshore exploration licence, Angoche A5-A (non-operated) and one operated onshore licence PT5-C.

Block A5-A in the offshore Angoche Area originally covered an area of 290,5 thousand undeveloped net acres. Our subsidiary, Sasol Mozambique A5-A Limitada (SMA5-A) held a 25,5% participating interest in the licence which is operated by Eni Mozambico S.p.A During January 2022, a farm out agreement was signed whereby SMA5-A would farm out a 15,5% participating interest to Eni Mozambico S.p.A. The transaction reached its closing date on 27 July 2022 after all conditions precedent were met. Upon entry into the second licence period 25% of the acreage (outside any appraisal areas) must be relinquished by December 2023.

The onshore block PT5-C in the Pande-Temane Area originally covered an area 521,0 thousand undeveloped net acres. Our subsidiary, Sasol Mozambique PT5C Limitada (SMPT5-C) holds a 70% working interest, as operator, and ENH holds a 30% interest, carried through the pre-development period. Upon entry into the second licence period 20% of the acreage (outside any appraisal areas) must be relinquished by December 2023.

In the PT5-C licence, two exploration commitment wells were drilled between January 2023 and March 2023. The first Dorado-1 well was plugged and abandoned as a dry well while gas was discovered at the second Bonito-1 well in the G9 reservoir. In the Block A5-A licence, the Raia-1 well was spudded during April 2023. No hydrocarbons were encountered in the primary and secondary reservoirs and the well was plugged and abandoned as a dry well.

Activities

Development and production

In the PPA licence four new wells in the Pande field were brought into production during the financial year and one well was reinstated in the Temane field increasing production wells from 19 to 24 during the 2023 financial year.

Under the PSA, following approval of the field development plan amendment in September 2020 and final investment decision in February 2021, work to deliver the field development scope (oil and gas wells and gathering system and integrated gas, oil and LPG processing facilities) commenced. The 3-D seismic data acquisition and processing over the Pande and Inhassoro fields was concluded in 2022. Drilling and workover activities commenced on 7 August 2021 using the rig contracted for an integrated drilling campaign, servicing the PPA, PT5-C and PSA licences. Engineering activities for the surface facilities, i.e. well pads, oil and gas gathering system and oil, gas and LPG processing facilities, have mostly been completed with procurement also significantly advanced. The construction works are underway with the Initial Gas Facilities scope having reached readiness for commissioning by 30 June 2023. The project costs are trending within the approved US$760 million, with total field development spend as at 30 June 2023 amounting to US$312,9 million. Development is planned to be completed during the last quarter of the 2024 calendar year.

A stratigraphic test well (exploratory type) was drilled during November 2022. No hydrocarbons were encountered and the well was plugged and abandoned as dry well.

Capitalised exploratory well costs

At 30 June 2023, there were no exploratory well costs capitalised in the Pande-Temane PPA asset or in the A5-A asset. Under the PT5-C licence following the discovery of hydrocarbons, the Bonito-1 well cost of R460,5 million was capitalised.

In the PSA Pande area (G6-Corvo and G8-Tafula), exploratory well costs continue to be capitalised for a period greater than one year after the completion of drilling; these costs relate to the exploration drilling activities conducted and completed in 2008, and the follow-up activities.

Total capitalised exploratory well costs capitalised as at 30 June 2023 amounted to R510,5 million.

Facilities and productive wells

Natural gas and condensate is produced from the PandeTemane PPA asset facilities, at the Central Processing Facility (CPF) on a site of approximately 400 000 square metres, located some 700 kilometres north of Maputo, the capital of Mozambique. Production from the Temane and Pande fields, which are managed as a single operational field, is routed from production wells via in-field flowlines and pipelines to the CPF. The design capacity of the CPF is 491 million standard cubic feet per day of sales gas together with small amounts of associated condensate.

At 30 June 2023, there were 24 productive wells in the Pande-Temane PPA asset. Four new infill wells were drilled and one producer well was reinstated increasing the productive wells from 19 to 24 being online. As part of Mozambique Exploration, Remediation and Infill Campaign drilling campaign, several wells have been plugged and abandoned and others remain on schedule for plug and abandonment.

Delivery commitments

Gas produced from the PandeTemane PPA asset, other than royalty gas provided to the Mozambican government, is supplied in accordance with long-term gas sales agreements (GSAs). The gas produced in accordance with GSA1, signed on 27 December 2002 and amended on 3 May 2022 (30-year contract term from 1 April 2004), and GSA2, signed on 10 December 2008 (20 year contract term from 1 January 2010), is sold internally for use as part of the feedstock for our chemical and synthetic fuel operations and to the external market in South Africa, with a daily contract quantity equivalent to 132 PJ/a (119,75 bscf/a) and 27 PJ/a (24,49 bscf/a) for GSA1 and GSA2 respectively. There are four off-takers under the GSA3, which are 20-year contracts that supply gas to the Mozambique market. These satisfy a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas

Company S.A from 1 July 2014 for 8 PJ/a (7,26 bscf/a), ENH-Kogas from 1 March 2013 for 6 PJ/a (5,44 bscf/a), Central Termica de Ressano Garcia S.A. from end-February 2015 for 11 PJ/a (9,98 bscf/a) and ENH effective from 1 June 2015 for 2PJ/a (1,81 bscf/a).

Production from Proved Reserves is expected to commence declining in 2024, when it will no longer be possible to fully supply gas at currently contracted rates. Technical options are currently being considered to address this issue.

PPA condensate is currently sold to Petróleos de Moçambique, S.A. (Petromoc), which transports the condensate by truck from the CPF for export. The contract terminates on 30 June 2024.

Proved reserves (all quantities are net to Sasol)

Our Mozambique proved reserves are contained in the PandeTemane PPA and PSA assets. These represent the net economic interest volumes that are attributable to Sasol after the deduction of petroleum production tax taken in kind. The primary sales product is natural gas, with minor amounts of associated liquid hydrocarbons.

Changes to proved reserves

There was a decrease of 84 billion cubic feet in proved gas reserves to 730 billion cubic feet due to production of 114 billion cubic feet partially offset by a 12 billion cubic feet upward revision of previous estimates, and improved recovery of 18 billion cubic feet.

Changes to proved developed reserves

Proved developed gas reserves decreased by 55 billion cubic feet to 545 billion cubic feet. The decrease was due to production of 114 billion cubic feet and a 21 billion cubic feet downward revision which was partially offset by improved recovery of 80 billion cubic feet.

Proved undeveloped reserves converted to proved developed reserves

80 billion cubic feet were converted from proved undeveloped to proved developed reserves during 2023.

Changes to proved undeveloped reserves

Proved undeveloped gas reserves decreased by 29 billion cubic feet to 185 billion cubic feet due to an upward revision of 33 billion cubic feet of the previous estimates, 80 billion cubic feet matured to developed and 18 billion cubic feet improved recovery.

Proved undeveloped reserves remaining undeveloped

Proved undeveloped gas reserves estimated to be 18 billion cubic feet, in the PandeTemane PPA asset and 166 billion cubic feet in the PandeTemane PSA asset, were first recognised in 2023 and 2022 respectively. It is anticipated that these quantities will be converted to developed reserves in 2024 and 2025 respectively.

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

Activities

Exploration

An environmental impact assessment for future potential drilling activities in the ER236 licence was submitted to PASA and the environmental authorisation was granted by relevant authorities on 26 August 2019 (the Environmental Authorisation). The Environmental Authorisation has been the subject of opposition by NGOs, which submitted an administrative appeal to the Minister of the Department of Forestry, Fisheries and the Environment (DFFE). The Minister however dismissed the appeal and upheld the Environmental Authorisation in a decision dated 18 December 2020. On 15 June 2021, an NGO, the South Durban Community Environmental Alliance, served Sasol and Eni with a Notice of Motion in respect of a Review Application, seeking to set aside the decision to grant the Environmental Authorisation. Sasol has decided to oppose the motion and filed its answering affidavit on 31 July 2023.

Capitalised exploratory well costs

At 30 June 2023 there were no exploratory well costs capitalised in South Africa.

Tabular natural oil and gas information

Developed and undeveloped acreage

The table below provides total gross and net developed and undeveloped acreage for our natural oil and gas assets by geographic area at 30 June 2023.

Natural oil and gas
acreage concentrations		South
at 30 June 2023(1)	Mozambique(2)	Africa	Total
Developed acreage
Gross	430,1	—	430,1
Net	301,1	—	301,1
Undeveloped acreage
Gross	2 326,9	13 758,1	16 085,0
Net	1 078,3	13 758,1	14 836,4
(1)	The table does not include acreage information (neither net nor gross) pertaining to: licences from which Sasol is in a formal process of withdrawing; licence areas proposed for relinquishment owing to local regulations; or new blocks Sasol is in a process of acquiring. See the map on page M-3 to M-4 for a representation of the affected areas.
(2)	Certain licences in Mozambique overlap as they relate to specific stratigraphic horizons.

Drilling activities

The table below provides the number of net wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2023.

Number of wells drilled for the
year ended 30 June	Mozambique
As at 30 June 2021
Wells being drilled—gross(3)	—
Wells being drilled—net(3)	—
2022
Net development wells—productive(1)	2,8
As at 30 June 2022
Wells being drilled—gross(3)	1,0
Wells being drilled—net(3)	1,0
2023
Net exploratory wells—dry(1)	0,8
Net exploratory wells—productive(1)	0,7
Net extension wells(4)—productive(1)	—
Net extension wells(4)—dry	—
Net development wells—productive(1)	3,7
Net development wells—dry(1)	—
Net stratigraphic test wells—exploratory type(2)	1,0
Net stratigraphic test wells—development type(2)	—
As at 30 June 2023
Wells being drilled—gross(3)	1,0
Wells being drilled—net(3)	0,7
(1)	A productive well is an exploratory, extension or development well that is not a dry well. A dry well is an exploratory, extension or development well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.
(2)	A stratigraphic test well is drilled to obtain information pertaining to a specific geological condition and is customarily drilled without the intent of being completed. Stratigraphic test wells are ‘exploratory type’ if not drilled in a known area or ‘development type’ if drilled in a known area.

(3)	The number of wells being drilled includes wells that have been drilled, but have not yet been mechanically completed to enable production. Wells which are awaiting only surface connection to a production facility are considered to be completed.
(4)	An extension well is a well drilled to extend the limits of a known reservoir.

Capitalised exploratory well costs

The table below provides details about natural oil and gas capitalised exploratory well costs at the end of the last three years, showing additions, costs charged to expense and costs reclassified.

	2023	2022	2021

	(Rand in millions)
Capitalised Exploratory Well Costs
Balance at beginning of year	50,0	59,8	464,8
Additions for the year	460,5	(9,8)	(127,5)
Costs incurred(1)	460,5	—	5,1
Asset retirement obligation adjustments	—	(9,8)	(132,6)
Charged to expense for the year	—	—	(5,2)
Costs reclassified to Capital Work in Progress	—	—	(272,6)
Translation of foreign entities	—	—	0,3
Balance at end of year	510,5	50,0	59,8

Capitalised Exploratory Well costs
Ageing at 30 June 2023	Mozambique

less than 1 year	460,5
over 5 years	50,0
Number of projects	2
(1)	Including actualisation of exploratory well cost written off in the previous years and excluding impact of Asset retirement obligation adjustments.

Oil and gas production facilities and productive wells

We operate production facilities in Mozambique.

The table below provides the production capacity at 30 June 2023.

Plant Description	Location	Design Capacity
Central Processing Facility	Pande-Temane PPA, Mozambique	491 MMscf/day gas

The table below provides the number of productive gas wells at 30 June 2023. A productive well is a producing well or a well that is mechanically capable of production.

Number of productive
wells 30 June 2023	Mozambique
Productive gas wells
Gross	24,0
Net	16,8

Sales prices and production costs

The table below summarises the average sales prices for natural gas and petroleum liquids produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sale prices and production costs
for the year ended 30 June	Mozambique	Gabon(2)	Canada(3)

	(Rand per unit)
2021
Average sales prices
Natural gas, per thousand standard cubic feet	24,2	—	27,0
Natural liquids, per barrel	369,2	737,7	434,7
Average production cost(1)
Natural gas, per thousand standard cubic feet	6,2	—	26,5
Natural liquids, per barrel	—	425,4	—
2022
Average sales prices
Natural gas, per thousand standard cubic feet	36,8	—	—
Natural liquids, per barrel	932,0	—	—
Average production cost(1)
Natural gas, per thousand standard cubic feet	10,2	—	—
2023
Average sales prices
Natural gas, per thousand standard cubic feet	56,6	—	—
Natural liquids, per barrel	970,7	—	—
Average production cost(1)
Natural gas, per thousand standard cubic feet	9,5	—	—
(1)	Average production costs per unit of production are calculated according to the primary sales product. Cost excludes depreciation, exploration and rehabilitation costs.
(2)	Information included up to 25 February 2021, which was the effective date of divestment of our interests in the EMP in Gabon.
(3)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.

Transportation capacity

The table below provides details of the transportation capacity and location available to our Gas segment.

Design
Plant description	Location	capacity(1)
Gauteng transmission network	Gauteng	128 bscf/a
ROMPCO Pipeline	From Central Processing Facility (Mozambique) to Pressure Protection Station (Secunda) (865km)—From Mozambique to Secunda and Sasolburg	191 bscf/a
Secunda, Witbank and Middelburg pipeline	South Africa	11 bscf/a
Transnet Pipeline transmission pipeline	South Africa	23 bscf/a
(1)	Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Fuels—Plants and facilities

Our facilities in South Africa

Our main manufacturing facilities are located at Secunda. Additionally, the Natref refinery, based in Sasolburg, is approximately 2 km2.

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

The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown.

	2023	2022	2021
Average sales price per barrel (rand per unit)	1 599,23	1 363,68	810,79
Average production cost per barrel (rand per unit)	1 050,50	948,36	779,16
Production (millions of barrels)	32,5	32,6	35,5

Supplemental oil and gas information

Supplemental oil and gas information: See “Item 18—Financial Statements—Supplemental Oil and Gas Information” for supplemental information relating to synthetic oil producing activities.

Chemicals – Plants and facilities

Our facilities in South Africa

Our main manufacturing facilities are located in Secunda and Sasolburg. The size of Sasol’s total Secunda property is approximately 79 km2 with operating plants accounting for 8 km2. Within the Secunda property, a portion of the explosives assets are owned and operated by Enaex in association with Sasol from 1 July 2020. The size of the Sasolburg property is approximately 51 km2.

Our facilities in the United States

Our operation in Lake Charles, Louisiana is our single biggest site in the US with a full size of approximately 6 km2. Within the Lake Charles site, the ethylene cracker on the west side, the linear low-density polyethylene and the low-density polyethylene plants are owned and operated by our 50% owned LIP JV.

Further operation sites in the United States are located in Winnie and Greens Bayou in Texas, and Tucson, Arizona.

Refer to “Item 3.D—Risk factors” and “Item 5.B—Liquidity and capital resources” for further detail on the LCCP.

Our facilities in Eurasia

Our German operations are based at two locations, namely Brunsbüttel (site size approximately 1,2 million m2; plant size 500 000 m2) and Marl (site size approximately 160 000 m2; plant size 75 000 m2)

The operations in Italy are based at three locations. The primary facilities are at Augusta (site size approximately 1,36 million m2; plant size 510 000 m2) on the island of Sicily and Terranova (site size approximately 330 000 m2; plant size 160 000 m2) with a smaller site at Sarroch on the island of Sardinia.

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

Production capacity at 30 June 2023

Product Groups capacity(1)		C2-3 Olefins(2)	C5-8 Alpha Olefins	Polyolefins (3)	LAB (4) and Paraffin (5)	C1-5 Alcohols, Ketones and Acrylates	C6+ Alcohols (6)	Surfactants	EO and Derivatives (7)	Wax	Other	Others Description
Geographic Location	Main Business Divisions (8)	BC	BC	BC	ECC	PS	ECC	ECC	ECC, BC, PS	PS	All	All
(ktpa)
Americas		1,200	100	500	300		300	300	300		100
Lake Charles		X	X	X	X		X	X	X		X	Inorganics (9)
Winnie/ Greens Bayou											X	Aromatics (10)
Tucson											X	Inorganics
Eurasia					300		400	700	300		100
Germany	Marl						X	X	X		X	Aromatics
	Brunsbüttel						X				X	Inorganics
Italy	Augusta				X		X
	Sarroch				X
	Terranova							X
Slovakia	Novakv							X
China	Nanjing							X
Africa		1,600	400	1,200		1,000	100			300	900	(11)
Secunda		X	X	X		X	X				X	Ammonia, Carbon
Sasolburg		X		X		X				X	X	Ammonia, Aromatics
Durban										X
(1)	Within the individual product groupings, capacities are shown integrated. Capacities are rounded to the nearest 100kt. “X” indicates that the location produces the specific product grouping.
(2)	Ethylene and Propylene: Predominately used for internal production of derivatives. In the Americas, this represents our historic ethylene cracker plus Sasol’s 50% of our LIP JV cracker.
(3)	Polyethylene, Polypropylene and PVC. In the US, this represents Sasol’s 50% share in the LIP JV.
(4)	LAB in Eurasia partly used to produce Surfactants internally.
(5)	Paraffins mainly consumed for LAB production.
(6)	C6+ Alcohols partly used for production of Surfactants.
(7)	EO and derivatives such as Butyl Glycol Ether (BGE),MEG and Amines. Ethylene Oxide predominantly used to produce Surfactants.

(8)	Business divisions include Performance Solutions (PS), Essential Care Chemicals (ECC), Advanced Materials (AM) and Base Chemicals (BC).
(9)	Inorganics in Europe and the US mainly as a co-product from the Alcohol-Ziegler process, part of our AM business division.
(10)	Aromatics: Further processing of Secunda value chain products in Sasolburg and the US: Phenol, cresylics and derivatives. Total global integrated Aromatics capacity is 100kt.
(11)	Predominantly Ammonia.

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments from the SEC staff regarding our periodic reports under the Exchange Act received not less than 180 days before 30 June 2023, that are considered material.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with our consolidated financial statements included in “Item 18—Financial Statements” as at 30 June 2023 and 2022, and for the years ended 30 June 2023, 2022 and 2021, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

For information regarding our financial overview and external factors impacting on our business, refer to the “Integrated Report—Chief Financial Officer’s performance overview” as contained in Exhibit 99.3.

The discussion on the 2021 financial results has not been included as this can be found under Item 5 of our Form 20-F for the year ended 30 June 2022, Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” and see “Item 3.D—Risk factors” for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

5.A Operating results

Results of operations

			Change		Change
	2023	2022*	2023/2022	2021	2022/2021

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Turnover	289 696	272 746	6	201 910	35
Operating costs and expenses	(236 901)	(224 360)	6	(162 887)	38
Remeasurement items	(33 898)	9 903	(442)	(23 218)	(143)
Equity accounted profit, net of tax	2 623	3 128	(16)	814	284
Earnings before interest and tax	21 520	61 417	(65)	16 619	270
Net finance costs	(7 006)	(5 876)	19	(5 902)	(0)
Earnings before tax	14 514	55 541	(74)	10 717	418
Taxation	(5 181)	(13 869)	(63)	(185)	7 397
Earnings	9 333	41 672	(78)	10 532	296

*The Group has revised Turnover and Materials, energy and consumables used by R2 992 million for 2022. The error had no impact on earnings.

Financial review 2023

●	For information regarding our financial condition, and an overview of our results refer “Integrated Report—Performance summary” as contained in Exhibit 99.3.
●	For information on changes in our financial condition, and overall financial performance refer “Integrated Report— Performance summary” as contained in Exhibit 99.3.

Turnover

Turnover consists of the following categories.

			Change		Change
	2023	2022*	2023/2022	2021	2022/2021

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Sale of products	285 826	269 017	6	199 210	35
Services rendered	3 870	3 729	4	2 700	38
Turnover	289 696	272 746	6	201 910	35

*The Group has revised Turnover and Materials, energy and consumables used by R2 992 million for 2022. The error had no impact on earnings.

The primary factors contributing to the changes in turnover were.

	Change		Change
	2023/2022*		2022*/2021
	(Rand in		(Rand in
	millions)	(%)	millions)	(%)
Turnover 2022 and 2021	272 746		201 910
Exchange rate effects	46 985	18	(5 581)	(3)
Product prices	(15 090)	(6)	95 963	48
—crude oil	(3 300)	(1)	42 392	21
—other products	(11 790)	(4)	53 571	27
Net volume changes	(15 052)	(6)	(19 192)	(10)
Other effects	107	0	(354)	(1)
Turnover	289 696	6	272 746	35

*The Group has revised Turnover and Materials, energy and consumables used by R2 992 million for 2022. The error had no impact on earnings.

Operating costs and expenses

Operating costs and expense consists of the following categories.

			Change		Change
	2023	2022*	2023/2022	2021	2022/2021

	(Rand		(%)	(Rand	(%)
	in millions)			in millions)
Materials, energy and consumables used	(152 297)	(123 999)	23	(85 370)	45
Selling and distribution costs	(10 470)	(8 677)	21	(8 026)	8
Maintenance expenditure	(15 076)	(13 322)	13	(12 115)	10
Employee-related expenditure	(33 544)	(32 455)	3	(32 848)	(1)
Depreciation and amortisation	(16 491)	(14 073)	17	(17 644)	(20)
Other expenses and income	(9 023)	(31 834)	(72)	(6 884)	362
Operating costs and expenses	(236 901)	(224 360)	6	(162 887)	38

*The Group has revised Turnover and Materials, energy and consumables used by R2 992 million for 2022. The error had no impact on earnings.

Materials, energy and consumables used. Materials, energy and consumables used in 2023 amounted to R152 297 million, an increase of R28 298 million, or 23%, compared with R123 999 million in 2022, which increased by 45% from R85 370 million in 2021. The increase in these costs between 2023 and 2022 was mainly due to higher product prices of R11 270 million, and a weaker exchange rate of R22 247 million, offset by lower volumes of R5 967 million.

Selling and distribution costs. These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2023 amounted to R10 470 million, which represents an increase of R 1 793 million, or 21%, compared with R8 677 million in 2022, which increased by R651 million, or 8%, compared with R8 026 million in 2021. The variation in these costs was mainly attributable to increased logistical costs in our South African Chemicals business of R701 million, as well as the impact of inflation and a weaker exchange rate of R1 385 million. Selling and distribution costs represented 4% of sales in 2023, 3% of sales in 2022, and 4% of sales in 2021.

Maintenance expenditure. Maintenance expenditure in 2023 amounted to R15 076 million, which represents an increase of R1 754 million, or 13%, compared with R13 322 million in 2022, which increased by R1 207 million, or 10%, compared with R12 115 million in 2021. Maintenance expenditure increased in 2023 compared to 2022 mainly due to inflation, and the weaker exchange rate of R1 263 million.

Employee-related expenditure. Employee-related expenditure amounted to R33 544 million, which represents an increase of R1 089 million in 2023, or 3%, compared with R32 455 million in 2022, which decreased by R393 million, or 1%, from 2021.

This amount includes labour costs of R33 655 million (2022 — R32 141 million and 2021— R31 683 million) and a share-based payment charge to the income statement of R1 033 million, (2022 — R1 139 and 2021— R1 905 million).This increase in 2023 is mainly due to increase in the employee headcount of R656 million and weaker exchange rate of R1 086 million.

Depreciation and amortisation. Depreciation and amortisation in 2023 amounted to R16 491 million, which represents an increase of R2 418 million or 17%, compared with R14 073 million in 2022, which decreased by R3 571 million or 20% compared with R17 644 million in 2021. The increase in depreciation relates mainly to the increase in project values capitalised of R1 446 million, and the weaker exchange rate of R905 million.

Other expenses and income. Other expenses and income in 2023 amounted to R9 023 million, a decrease of R22 811 million, compared to R31 834million in 2022, which increased by R24 950 million from R6 884 million in 2021.

This amount includes:

●	Exploration expenditure and feasibility costs of R751 million (2022 — R366 million and 2021 — R295 million);

●	Translation gains of R2 728 million (2022 — R693 million and 2021 — R5 510 million);
●	Insurance costs of R1 091 million (2022— R710 million and 2021— R739 million);
●	Information technology cost of R3 078 million (2022— R2 745 million and 2021— R2 563 million);
●	Hired labour of R856 million (2022— R694 million and 2021— R565 million);
●	Audit remuneration of R141 million (2022— R131 million and 2021— R136 million);
●	Professional fees of R2 455 million (2022— R1 916 million and 2021— R2 828 million);
●	Profit on derivative instruments (including crude oil instruments, foreign exchange instruments, ethane swaps and interest rate swaps) of R3 287 million mainly due to the group’s hedging activities and embedded derivatives, (2022— R18 325million loss and 2021— R2 282million profit;
●	Decrease in rehabilitation provisions of R870 million (2022—increase of R866 million and 2021— decrease of R361 million); and
●	Other operating income in 2023 amounted to R5 181 million, which represents an increase of R2 147 million, or 71%, compared with R3 034 million in 2022. In 2021, other operating income amounted to R2 025 million or 50% lower compared to 2022.

Share of profits from equity accounted investments

			Change		Change
	2023	2022	2023/2022	2021	2022/2021

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Profit/(loss) before tax	4 035	4 809	(16)	1 230	291
Tax	(1 412)	(1 681)	(16)	(416)	304
Share of profits/(losses) of equity accounted investments, net of tax	2 623	3 128	(16)	814	284
Remeasurement items, net of tax	—		—	23

The share of profits of equity accounted investments (net of tax) amounted to R2 623 million in 2023 as compared to R3 128 million in 2022 and R814 million in 2021. This is due to a decrease in profit from ORYX GTL partially offset by ROMPCO profit which is equity accounted since 30 June 2022.

For information regarding the Equity accounted profits, refer to “Item 18—Financial Statements—Note 19 Equity accounted investments”.

Finance costs and finance income

For information regarding finance costs incurred and finance income earned, refer to “Item 18—Financial Statements—Note 6 Net finance costs”.

The increase in finance costs in 2023 is mainly due to higher global interest rates to counter inflation and the weaker exchange rate

Tax

The effective tax rate increased to 36% in 2023 compared to 25% in 2022 and 1.7% in 2021. The low rate in 2021 was mainly a result of tax losses utilised. The effective corporate tax rate is 9,0% higher than the South African corporate income tax rate of 27%, mainly due to non-deductible expenses incurred not deemed to be in the production of taxable income, tax losses in Sasol Investment Company (Pty) Ltd, Sasol Mozambique PT5 C Limitada and Sasol China for which no deferred tax asset was raised and translation differences of R845 million arising from exchange rates applied by the South African Revenue Service at the date of assessment. This was offset by the deduction of the share of profits of equity accounted investments. For further information regarding the tax charge, refer to “Item 18—Financial Statements—Note 10 Taxation”.

Non-controlling interests

For information regarding our non-controlling interests, and their share of profit, refer to “Item 18—Financial Statements—Note 21 Interest in significant operating subsidiaries”.

Profits attributable to non-controlling interests in subsidiaries of R 534 million in 2023 decreased by R2 182 million, or 80%, from R2 716 million in 2022, which was an increase of R1 216 million or 81% from R1 500 million in 2021.

The decrease in earnings attributable to non-controlling interests in 2023 was largely attributable to ROMPCO which was equity accounted from 30 June 2022.

The increase in earnings attributable to non-controlling interests in 2022 was largely due to higher sales volumes resulting from the easing of COVID-19 lockdown restrictions in South Africa, and higher BFP prices as a result of the Russia/Ukraine war.

Financial review 2022

Group results

Profit before interest and tax of R16 619 million in 2021 increased (more than 100%) by R44 798 million to a profit before interest and tax of R61 417 million in 2022. This was largely due to an increase in revenue (35%) as a result of recovery of economic conditions during 2022, the ZAR/US $ exchange rate averaged R15,21 compared to R15,40 for the prior year. The Chemicals Business benefited from stronger chemical basket prices (US$/t), which were higher compared to the prior year. In 2022, oil prices averaged at US$92,06/bbl compared to US$54,20/bbl in 2021.

Items which materially impacted earnings before interest and tax

During 2022, earnings were impacted by the following significant items:

●	a net remeasurement items gain of R9 903 million compared to a R23 218 million expense in the prior year. Included in the remeasurement items is the impairment reversal of R1 443 million relating to the Chemical Work-up & Heavy Alcohols cash generating unit (CGU), and scrapping of property, plant and equipment of R2 500 million at LCCP.

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

Refer also to “Integrated Report— – Our distinctive value chains” as contained in Exhibit 99.4.

Energy Business

Mining

			Change		Change
	2023	2022	2023/2022	2021	2022/2021

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	6 386	6 370	0	2 025	215
Inter-segment turnover	21 280	18 016	18	19 679	(8)
Total turnover	27 666	24 386	13	21 704	12
Operating costs and expenses(1)	(25 086)	(20 930)	20	(18 477)	13
Earnings before interest and tax	2 580	3 456	(25)	3 227	7
EBIT margin %	9	14		15
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2023 compared to 2022

Total turnover increased by 13% from R24 386 million to R27 666 million mainly due to the increase in sales price of coal supplied to Secunda Operations. Export sales volumes were 13% lower compared to the prior year due to the impact of ongoing operational challenges at Transnet Freight Rail (TFR) and the diversion of export coal to Secunda Operations. External turnover was favourably impacted by the weaker ZAR/US$ exchange rate. The average US dollar export coal price was 2% lower than the prior year due to the impact of the Russia/Ukraine war.

Earnings before interest and tax decreased by 25% to R2 580 million compared to the prior year. Mining’s results were adversely affected by lower productivity, higher external coal purchases to meet the demand requirements of Secunda Operations, lower export sales volumes and increased costs to drive the improvement of operations. Productivity of 951 t/cm/s was 3% lower than the prior year due to unplanned safety stoppages and operational challenges experienced during the earlier part of the year.

The Secunda Operations coal stockpile increased from approximately 1,8 mt at the end of the prior year, closing at 2,0 mt for the year.

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

For further analysis of our results refer to an “Integrated Report—Performance overview // performance at a glance’’ as contained in Exhibit 99.6.

Gas

			Change		Change
			2023/		2022/
	2023	2022	2022	2021	2021

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	7 234	7 789	(7)	7 321	6
Inter-segment turnover	4 754	4 152	14	3 669	13
Total turnover	11 988	11 941	0	10 990	9
Operating costs and expenses(1)	(5 556)	2 681	(307)	(4 334)	(162)
Earnings before interest and tax	6 432	14 622	(56)	6 656	120
EBIT margin %	54	122		61
(1)	Operating costs and expenses net of other income including exploration costs, remeasurement items and depreciation.

Results of operations 2023 compared to 2022

Total turnover of R11 988 remained flat compared to the prior year mainly due to higher gas prices, offset by lower sales volumes due to asset disposals in the prior year as well as lower natural gas and methane rich gas sales volumes in South Africa, by 3% and 1% respectively, resulting from lower customer demand.

Earnings before interest and tax decreased to R6 432 million from R14 622 million in the prior year. The prior year earnings before interest and tax included remeasurement item gains from the disposal of the Canadian shale gas assets of R4 880 million and partial disposal of interest in ROMPCO of R3 728 million. Excluding remeasurement items, earnings before interest and tax increased by 14% mainly due to lower operating costs which was partially offset by the impact of lower earnings before interest and tax from assets disposed in the prior year.

In Mozambique, the gas operations delivered a strong production performance. Production was 2% higher than the prior year due to the additional wells brought online, resulting in increased production capacity.

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

Excluding remeasurement items, earnings before interest and tax was further positively supported by lower depreciation compared to the prior year as a result of various asset disposals. This was partially offset by the impact of the weaker closing ZAR/US$ dollar exchange rate on the translation of our Mozambique foreign operations, increase in rehabilitation provisions and higher costs associated with the Mozambique drilling campaign.

In Mozambique, our gas operations performed better than expected. Production volumes of 111,2 bscf were 3% lower than the prior year due to the delay in drilling campaign that started on 7 August 2021. The results from the four wells drilled to date are in line with reservoir quality expectations

For further analysis of our results refer to “Integrated Report—Performance overview // performance at glance” as contained in Exhibit 99.6.

Fuels

			Change		Change
			2023/		2022/
	2023	2022*	2022	2021	2021

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	116 235	97 996	19	59 393	65
Inter-segment turnover	2 473	1 976	25	1 256	57
Total turnover	118 708	99 972	19	60 649	65
Operating costs and expenses(1)	(125 836)	(72 013)	75	(78 819)	(9)
Earnings/(loss) before interest and tax	(7 128)	27 959	(125)	(18 170)	(254)
EBIT margin %	(6)	28		(30)
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

*The Group has revised Turnover and Materials, energy and consumables used by R2 992 million for 2022. The error had no impact on earnings.

Results of operations 2023 compared to 2022

Total turnover increased by 19% from R99 972 million in the prior year to R118 708 million mainly due the higher rand per barrel oil prices and fuel differentials.

Loss before interest and tax was R7 128 million for the year, mainly due to the recognition of an impairment of R35 316 million relating to the Secunda liquid fuels refinery CGU while a profit of R27 959 million was recorded in the prior year. Excluding the impairment of the Secunda liquid fuels refinery CGU, a profit before interest and tax of R28 188 million was recorded for 2023. Operating costs increased by 11% largely driven by higher inflation and increased maintenance costs in Secunda to restore reliability of operations partly offset by lower electricity costs in favour of own generation.

Secunda Operations production volumes were 6,9 mt, which is 1% higher than the prior year, despite a planned total shutdown during September 2022, the impact of poor coal quality and plant reliability issues during the first half of the year. The increase in production volumes is driven by management’s interventions to reduce the impact of variability in coal quality, volume protection plans yielding positive results and higher natural gas availability. Coal quality remained a key focus area and management continued to implement measures to mitigate poor coal quality and increase operational reliability. Natref delivered an average run rate of 510 m³/h which was 8% lower than the prior year. Natref’s performance was impacted by the shutdown in July 2022 resulting from crude supply shortages.

ORYX GTL contributed R2 007 million to earnings before interest and tax, which was 33% lower than prior year, with a utilisation rate of 70% compared to 89% in the prior year. Dividends received from ORYX GTL amounted to R1 671 million (Sasol’s share) compared to R4 622 million in the prior year. The operational performance at ORYX GTL was impacted by various operational challenges, including the delayed start-up of Air Separation Unit 2 and a diesel tank leak in March 2023.

Results of operations 2022 compared to 2021

Total turnover increased by 65% from R60 649 million in the prior year to R99 972 million mainly due to a favourable macro-economic environment, with higher crude oil prices and refining margins, coupled with increased demand following the easing of COVID-19 lockdown restrictions globally. Liquid fuels sales volumes were 1% lower compared to the prior year.

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

For further analysis of our results refer to “Integrated Report—Performance overview // performance at glance” as contained in Exhibit 99.6.

Chemicals Business

Chemicals Africa

			Change		Change
			2023/		2022/
	2023	2022	2022	2021	2021

	(Rand in		(%)	(Rand in	(%)
	millions)			millions)
External turnover	67 772	64 054	6	58 260	10
Inter-segment turnover	2 814	3 221	(13)	2 337	38
Total turnover	70 586	67 275	5	60 597	11
Operating costs and expenses(1)	(52 917)	(43 203)	22	(53 640)	(19)
Earnings/(loss) before interest and tax	17 669	24 072	(27)	6 957	246
EBIT margin %	25	36		11
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2023 compared to 2022

Total turnover increased by 5% from R67 275 million in 2022 financial year to R70 586 million in 2023, mainly driven by a weaker ZAR/US$ exchange rate and slightly higher sales volumes partly offset by lower sales price. The average sales basket price (US$/ton) for the financial year was 10% lower compared to the prior year resulting from lower oil prices, weaker global demand and associated inventory reduction by customers.

Sales volumes were 1% higher than 2022 financial year mainly due to the absence of flooding in Kwa-Zulu Natal (KZN) which resulted in the declaration of force majeure on the export of certain chemical products in the last quarter of financial year 2022 and despite a Secunda planned total East factory shutdown in 2023 compared to only a partial shutdown in 2022. While supply chain challenges eased in the second half of financial year 2023, close collaboration with Transnet continues, and it remains a risk to our business.

Operating costs and expenses were 22% higher than financial year 2022 due to increased feedstock cost, energy costs and inflation as well as remeasurement items. The Chemicals Africa segment recognised an impairment of R0,9 billion of the South African Wax cash generating unit as a result of the higher future cost to procure gas, lower sales volumes and prices due to an increasingly challenging market environment. This compares to remeasurement items of R1,4 billion in 2022 due to the reversal of impairments related to the Chemical Work-Up and Heavy Alcohols cash generating unit largely due to an improved macro assumptions and price outlook

Earnings before interest and tax decreased by R6 403 million from a profit of R24 072 million in 2022 to of R17 669 million in 2023, and the EBIT margin decreased from 36% to 25%.

The decrease in the earnings before interest and tax is largely attributable to the increase in operating costs.

The disposal of the sodium cyanide business was not concluded in 2023 with an appeal currently underway following the prohibition of the disposal by the South Africa Competition Commission. This transaction is still expected to be concluded within the next financial year, subject to the outcome of the appeal.

Results of operations 2022 compared to 2021

Total turnover increased by 11% from R60 597 million in 2021 to R67 275 million in 2022, mainly driven by higher sales prices despite lower sales volumes. The average sales basket price (US$/ton) for the financial year was 29% higher compared to the prior year due to a combination of improved demand, higher oil prices and reduced market supply following the continued global supply chain challenges during the COVID-19 pandemic. Sales volumes were 14% lower than 2021 following operational challenges in Secunda and Sasolburg earlier in the year and lower Q4 of FY22 sales due to supply chain damage caused by the April 2022 floods in KZN, South Africa which resulted in export shipment delays.

Earnings before interest and tax increased by R17 115 million from R6 957 million in 2021 to R24 072 million in 2022, while the EBIT margin increased from 11% to 36%.

The increase in the earnings before interest and tax is largely attributable to the increase in turnover and reduction in impairments recognised year on year. The Chemicals Africa segment recognised a reversal of impairment of R1,4 billion compared to impairment of R9 billion recognised in 2021. The reversal of impairment related to the Chemical Work-Up and Heavy Alcohols cash-generating unit largely due to a higher price outlook on the back of a sustained increase in demand for alcohols into the personal hygiene market during and post the COVID-19 pandemic.

The disposal of the sodium cyanide business was not concluded in 2022 with an appeal process currently underway following the prohibition of the disposal by the South Africa Competition Commission. This transaction is still expected to be concluded within the next six to twelve months, subject to the outcome of the appeal process

For further analysis of our results refer to “Integrated Report—Performance overview // performance at glance” as contained in Exhibit 99.6.

Chemicals America

			Change		Change
			2023/		2022/
	2023	2022	2022	2021	2021

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	44 492	41 496	7	29 358	41
Inter-segment turnover	450	430	5	2
Total turnover	44 942	41 926	7	29 360	43
Operating costs and expenses(1)	(45 485)	(40 945)	11	(21 244)	93
Loss/earnings before interest and tax	(543)	981	(155)	8 116	(88)
EBIT margin %	(1)	2		28
(1)	Operating costs and expenses net of other income.

Results of operations 2023 compared to 2022

Total turnover increased by 7% from R41 926 million to R44 942 million mainly driven by a weaker ZAR/US$ exchange rate. Sales revenue in US$ was 8% lower driven by lower US$/t sales prices partially negated by higher sales volumes. The average sales basket price (US$/ton) for the financial year was 16% lower compared to the prior year largely due to lower ethylene and polymer prices. Sales volumes for the year were 9% higher than the prior year largely due to the absence of the planned ethylene cracker turnaround in 2022 and improved production performance from the Tetramerization unit in 2023.

Remeasurement items in 2023 of R3,9 billion include the reversal of the impairment of R3,6 billion of the Tetramerization CGU and the sale of an Ethane pipeline of R0,4 billion in 2023. This compares to remeasurement items of negative R2,8 billion in 2022 which included a R2,5 billion scrapping following an asset transfer between Sasol and LIP JV as part of the finalisation of the US Base Chemicals divestment at Lake Charles.

Loss before interest and tax (LBIT) of R543 million was more than 100% lower compared to the prior period earnings before interest and tax of R981 million with both periods impacted by remeasurement items. Excluding remeasurement items, LBIT also decreased by more than 100% compared to the prior period due to lower gross margin driven by lower sales prices and higher cost partially negated by higher sales volumes. Increase in costs were mainly due to increased depreciation after the reversal of the Tetramerization impairment and non-recurring insurance claim proceeds from the 2021 hurricanes.

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

Earnings before interest and tax of R981 million were 88% lower compared to the prior period of R8 116 million with both periods impacted by remeasurement items. EBIT was positively impacted by a reduction in asset disposal costs offset by higher labour-related costs and inflation. Excluding remeasurement items, EBIT increased by more than 100% compared to the prior period.

Remeasurement items for the financial year include a R2,5 billion scrapping following an asset transfer between Sasol and LIP JV as part of the finalisation of the US Base Chemicals divestment at Lake Charles. This compares to remeasurement items of R7,3 billion in 2021 which mainly consists a net reversal of impairment of R4,5 billion and a gain on reclassification of foreign currency translation reserve of R3,1 billion associated with the 2021 divestments.

For further analysis of our results refer “Integrated Report—Performance overview // performance at a glance” as contained in Exhibit 99.6.

Chemicals Eurasia

			Change		Change
			2023/		2022/
	2023	2022	2022	2021	2021

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	47 577	55 011	(14)	45 539	21
Inter-segment turnover	617	408	51	499	(18)
Total turnover	48 194	55 419	(13)	46 038	20
Operating costs and expenses(1)	(49 383)	(47 867)	3	(41 358)	16
Loss/(earnings) before interest and tax	(1 189)	7 552	(116)	4 680	61
EBIT margin %	(2)	14		10
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation

Results of operations 2023 compared to 2022

Total turnover decreased by 13% from R55 419 million to R48 194 million resulting from lower sales volumes despite higher prices for the period. The average sales basket price (US$/ton) for the financial year was 4% higher compared to the prior period reflecting the increase in energy prices and feedstock costs associated with the ongoing Russia/Ukraine war. Sales volumes decreased by 29% compared to the prior period, largely due to reduced wax volumes following the disposal of the European Wax business at the end of February 2022. After normalising for the Wax transaction, sales volumes for 2023 decreased by 19% compared to 2022. The lower sales volumes are due to reduced demand and customer destocking across most of our business divisions while competition increased as supply chain constraints eased post the COVID-19 pandemic.

Operating costs and expenses increased by 3%, also reflecting the sharp increase in energy-, feedstock- and other operating costs, despite the absence of costs related to our disposed Wax business. Remeasurement items for the financial year consist largely of a R0,9 billion loss for the full impairment of our plant in China compared to the prior period containing a R2,9 billion gain on reclassification of foreign currency translation reserves associated with the disposal of the Wax business.

Earnings before interest and tax decreased from R7 552 million to a loss of R1 189 million, mainly as a result of the lower sales volumes, higher feedstock and energy costs suppressing margins and a negative impact from remeasurement items.

Results of operations 2022 compared to 2021

Total turnover increased by 20% from R46 038 million to R55 419 million resulting from increased sales prices despite lower sales volumes for the period. The average sales basket price (US$/ton) for the financial year was 37% higher compared to the prior period reflecting the increase in energy prices, feedstock costs and logistic rates associated with the ongoing Russia/Ukraine war, supply chain constraints as well as COVID-19-related market restrictions including lockdowns in China. Sales volumes decreased by 11% compared to the prior period, largely due to reduced Wax volumes within our Performance Solutions division following the disposal of the Wax business at the end of February 2022. Operating costs and expenses increased by 16%, also reflecting the sharp increase in energy-, feedstock- and other operating costs, despite the absence of costs related to our Wax business, since March 2022.

Earnings before interest and tax increased from R4 680 million to R7 552 million, mainly as a result of the remeasurement items recorded in 2022.

Remeasurement items for the financial year consist largely of a R2 924 million gain on reclassification of foreign currency translation reserves associated with the disposal of the Wax business.

For further analysis of our results refer to “Integrated Report— Performance overview // performance at glance” as contained in Exhibit 99.6

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

In addition to the items below, “Item 18—Financial Statements” are incorporated by reference.

For accounting policies and areas of judgements relating to:

●	Going concern assumption, refer “Item 18—Financial Statements—Note Statement of Compliance”;
●	Valuation of share-based payments, refer “Item 18—Financial Statements—Note 33 Share-based payment reserve”;
●	Impairments, refer “Item 18—Financial Statements—Note 8 Remeasurement items affecting operating profit”;
●	Valuation of financial instruments (including derivatives), refer “Item 18—Financial Statements—Note 37 Financial risk management and financial instruments”;
●	Long-term provisions, refer “Item 18—Financial Statements—Note 30 Long-term provisions”;
●	Post-retirement benefit obligations, refer “Item 18—Financial Statements—Note 32 Post-retirement benefit obligations”;
●	Useful economic lives of assets and depreciation of coal mining assets, “Item 18—Financial Statements—Note 17 Property, plant and equipment”;

●	Recognition of deferred tax assets and utilisation of tax losses, refer “Item 18—Financial Statements—Note 12 Deferred tax and Note 10 Taxation”; and
●	Determination of whether an arrangement contains a lease, incorporating optional lease periods and determining the incremental borrowing rate in accordance with IFRS 16 Leases, refer “Item 18—Financial Statements—Note 15 Leases”.

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

Refer to “Table 5—Standardised measure of discounted future net cash flows relating to proved reserves”, on page G-6 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2023 and to “Table 6—Changes in the standardised measure of discounted net cash flows”, on page G-7.

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

5.B Liquidity and capital resources

Liquidity, cash flows and borrowings

Based on our funding plan, our liquidity headroom remains well above US$1 billion as at 30 June 2023, with available rand- and US dollar-based funds improving as we advance with our focused management actions. We continue to assess our mix of funding instruments to ensure that we have funding from a range of sources and a balanced maturity profile. We manage our liquidity risk by effectively managing our working capital, capital expenditure and cash flows from both operating cash flows and disposals of assets. We finance our capital expenditure from funds generated out of our business operations and borrowing facilities.

For information regarding our funding cash flows and liquidity, refer “Item 18—Financial Statements—Note 14 Long-term debt, Note 15 Leases, and Note 16 Short-term debt” which includes an overview of our borrowing facilities and debt arrangements.

For more information regarding the impact of liquidity on our going concern assumption—refer “Item 18—Financial Statements—Note 37 Financial risk management”.

For information regarding the Company’s cash flow requirements refer to the “Integrated Report—Chief Financial Officer’s performance overview” as contained in Exhibit 99.3. The following table provides a summary of our cash flows for each of the three years ended 30 June 2023, 2022 and 2021.

	2023	2022	2021

(Rand in millions)
Net cash retained from operating activities	35 422	40 250	34 043
Net cash(used in) /received from investing activities	(28 234)	(15 077)	25 093
Net cash generated by/ (used in) financing activities	1 188	(14 953)	(58 265)

Cash flows retained from operating activities include the following significant items.

	2023	2022	2021

	(Rand in millions)
Cash generated by operating activities	64 637	56 138	45 114
Income tax paid	(13 952)	(13 531)	(5 280)
Dividends paid	(13 754)	(49)	(46)

The cash generated by our operating activities is applied first to fund our operations, pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is then invested based on our updated capital allocation framework which is aimed at driving maximum shareholder return.

Operating activities

Cash generated by operating activities in 2023 increased by 15% to R64 637 million, largely attributable to a decrease in working capital, partially offset by lower cash flow from operations mainly as a result of increased costs.

For further information regarding our cash flow generation, refer “Integrated Report—Chief Financial Officer’s statement” as contained in Exhibit 99.3.

Investing activities

Net cash used in investing activities increased to R28 234 million in 2023 as compared to R15 077 million in 2022.

Cash flows utilised in investing activities include the following significant items.

	2023	2022	2021

	(Rand in millions)
Additions to non-current assets(1)	(30 247)	(23 269)	(18 214)
Proceeds on disposals and scrappings	799	8 484	43 214
(1)	Includes additions to property, plant and equipment and other intangible assets.

For information regarding cash flows from investing activities refer “Integrated Report— Chief Financial Officer’s performance overview” as contained in Exhibit 99.3.

For information regarding cash flows from additions and disposals, refer “Item 18—Financial Statements—Note 17 Property, plant and equipment” and “Note 9 Disposals and scrapping”.

For details of our additions to non-current assets, and the projects to which these relate, refer to “Item 18—Financial Statements—Note 17 Property, plant and equipment ”.

For details of our capital commitments refer to “Item 18—Financial Statements—Note 17 Property, plant and equipment”.

Financing activities

Net cash generated by financing activities was R1 188 million in 2023 as compared to net cash used in financing activities of R14 953 million in 2022.

The reason for the variance was mainly that debt raised for the year was approximately the same value as debt repaid. Loans that were raised and bonds that were issued include

●	R26 700 million (US$1.5 billion) drawdowns from the previous revolving credit facility (RCF)
●	R2 100 million under the new Domestic Medium-Term Note (DMTN) programme
●	The issue of a R13 200 million (US$750 million) convertible bond
●	R35 500 million (US$2 billion) drawdown on the new RCF and
●	Term loan and R17 800 million (US$1 billion) bonds issued in May 2023.

This was reduced by an outflow as the result of repayments of

●	previous RCF and term loan R53 900 million (US$3,0 billion),
●	R2 200 million on the previous DMTN,
●	R17 800 million on the US$1 billion bond that matured in November 2022, and
●	R17 800 million on the new RCF.

The group’s operations are financed primarily by means of its operating cash flows. Cash shortfalls are usually short term in nature and are met primarily from short-term banking facilities. Our long-term capital expansion projects are financed by a combination of floating and fixed rate long-term debt, as well as internally generated funds. To the extent possible, this debt is normally financed in the same currency as the underlying project to be funded and the repayment terms are designed to match the cash flows expected from that project. A centralised treasury model enables Sasol to optimise the group’s cash and borrowing facilities wherever it is required.

For information regarding our debt and funding structure, refer “Integrated Report—Chief Financial Officer’s performance overview” as contained in Exhibit 99.3.

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

Our cash requirements for working capital, share repurchases, capital expenditures, debt service charge and acquisitions over the past three years have been primarily financed through a combination of funds generated from operations, borrowings and asset disposals. In our opinion, our working capital is sufficient for our present requirements.

Our debt as at 30 June comprises the following.

	2023	2022	2021

	(Rand in millions)
Long-term debt, including current portion	124 068	104 834	102 643
Lease liabilities, including current portion	16 297	16 034	15 677
Short-term debt	79	82	60
Bank overdraft	159	173	243
Total debt	140 603	121 123	118 623
Less cash (excluding cash restricted for use)	(51 214)	(40 577)	(28 981)
Net debt	89 389	80 546	89 642

As at 30 June 2023, we had R2 712 million (2022— R2 563 million) in cash restricted for use. Refer to “Item 18—Financial Statements—Note 26 Cash and cash equivalents” for a breakdown of amounts included in cash restricted for use.

The group has borrowing facilities with major financial institutions and debt securities of R184 004 million (2022— R164 745 million; 2021— R156 946 million). Of these facilities and debt instruments, R125 505 million (2022— R104 454 million; 2021—R102 295 million) has been utilised at year end.

Long-term debt of R124 068 million increased by R19 234 million compared to 2022 Refer to “Item 18— Financial Statements—Note 14 Long-term debt”, for a breakdown of our banking facilities and the utilisation thereof.

Included in the above-mentioned borrowing facilities is our commercial paper programme of R15 000 million with R12 900 million in available facilities at 30 June 2023 and Commercial banking facilities with R8 200 million available facilities. Further, a RCF of R37 400 million is available to the group for further funding requirements.

The net debt: EBITDA ratio as at 30 June 2023 computed to 1.3 times, which was significantly below the covenant level.

Financial instruments and risk

Refer to “Item 11—Quantitative and qualitative disclosures about market risk” for a breakdown of our liabilities summarised by fixed and floating interest rates.

Debt profile and covenants

The information set forth under “Item 18—Financial Statements—Note 14 Long-term debt” is incorporated by reference.

Capital commitments

Refer “Item 18—Financial Statements—Note 17 Property, plant and equipment”.

The discussion below includes forward-looking statements. For a discussion of factors that could cause actual results to differ from those expressed or implied in forward-looking statements, please refer to “Forward Looking Statements” above. You should not place undue reliance on forward-looking statements.

The PSA’s FDP was amended and approved by the GoM on 29 September 2020. The main objectives of the revised PSA development are to enable Central Térmica de Temane (CTT) gas supply, ensure economic production of the gas volumes in excess of those reserved for CTT by selling these to Sasol, optimise LPG production, optimise gas recovery by flexible development of gas reservoirs to ensure optimal field development and optimise liquids recovery.  On 19 February 2021, the Board approved the final investment decision (FID) with an estimated project cost of US$760 million. The project execution has been delinked from CTT financial close and execution commenced in quarter three of calendar year 2021. CTT financial close occurred on 8 December 2021. The PSA project’s Initial Gas Production and Integrated Surface Facility schedules are tracking to plan with project cost also within approved commitments.

Contractual obligations/commitments.

The following significant undiscounted contractual obligations existed at 30 June 2023

	Total	Within	1 to 5	More than
Contractual obligations	amount	1 year	years	5 years

	(Rand in millions)
Bank overdraft	159	159	—	—
Capital commitments	47 565	30 941	16 624	—
Environmental and other obligations(2)	18 132	2 601	6 060	9 471
External long-term debt(1)	160 266	36 198	69 683	54 385
External short-term debt	79	79	—	—
Lease liabilities(1)	34 111	3 261	8 923	21 927
Post-retirement healthcare obligations(2)	3 827	300	1 041	2 486
Post-retirement pension obligations(2)	8 229	413	1 518	6 298
Purchase commitments(3)	325 869	54 692	98 035	173 142

Total	598 237	128 644	201 884	267 709

(1)Include interest payments.

(2)Represents discounted values.

(3)

The Group enters into off-take agreements as part of its normal operations which have minimum volume requirements (i.e. take or pay contracts). These purchase commitments consist primarily of agreements for procuring raw materials such as coal, gas and electricity.The most significant commitment relates to minimum off-take oxygen supply agreements for Secunda Operations of approximately R219 billion (2022: R88 billion). The increase is mainly due to the variable fee portion of the agreements that came into effect in October 2022. Additionally, Sasol South Africa Limited (SSA), together with Air Liquide Large Industries South Africa Proprietary Limited (ALLISA), signed six Power Purchase Agreements to date, with contractual terms of 20 years each, for the procurement of more than 600 MW of renewable energy from Independent Power Producers. The joint procurement of renewable energy by SSA and ALLISA is primarily aimed at the decarbonisation of the SO site. In addition, SSA has also signed a 20 year long-term power purchase agreement with Msenge Emoyeni Wind Farm Proprietary Limited for the procurement of 69 MW of wind-powered renewable power to our Sasolburg Operations.

Refer to “Item 18—Financial Statements—” Note 17 Property, plant and equipment” for significant capital commitments and “Note 30 Long-term provisions”.

5.C Research and development, patents and licences

Refer to the “Item 4.B—Business overview— Factors which the business depends on — Intellectual Property” for further information research and development, patents and licences.

5.D Trend information

Refer to the “Integrated Report—Chief Financial Officer’s statement” as contained in Exhibit 99.3.

5.E Critical Accounting Estimates

Not Applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The board of directors and senior management

Name	Year Born	Position	Appointed to the Sasol Limited Board
M J Cuambe	1962	Independent non-executive Director	1 June 2016
M B N Dube	1972	Independent non-executive Director	1 April 2018
M Flöel	1960	Independent non-executive Director	1 January 2018
F R Grobler	1961	Executive Director (President and Chief Executive Officer)	1 November 2019
K C Harper	1963	Independent non-executive Director	1 April 2020
V D Kahla	1970	Executive Director	1 November 2019
G M B Kennealy	1958	Independent non-executive Director	1 March 2017
N N A Matyumza	1963	Independent non-executive Director	8 September 2014
M E K Nkeli	1964	Independent non-executive Director	1 March 2017
S A Nkosi	1954	Independent non-executive Director	1 May 2019
HA Rossouw	1975	Executive Director (Chief Financial Officer)	1 July 2022
A Schierenbeck	1966	Independent non-executive Director	1 January 2023
S Subramoney	1958	Independent non-executive Director	1 March 2021
S Westwell	1958	Independent non-executive Director, Lead Independent Director	1 June 2012

The following is biographical information on each of the persons listed above.

M J Cuambe
Nationality:	Mozambican
Qualifications:	BEng Post-graduate Certificate in Management Studies
Sasol Limited Board Committee Memberships:	Capital Investment and Digital Committee Safety, Social and Ethics Committee Remuneration Committee

Mr Cuambe is the Managing Director of MC lnvestimentos and Consultoria. He served as the Executive Chairman and Chief Executive Officer of Electricidade de Moçambique (EDM) from November 2005 to March 2012. He was the Chairman of Companhia Electrica do Zambeze, a wholly-owned subsidiary of EDM up to 30 May 2016. He was a Non-executive Director of Companhia de Transmissao de Mozambique, a joint venture between EDM, the Swaziland Electricity Company and Eskom, from 1998 to 2002. He served as the Chairman of the Executive Committee of the Southern Africa Power Pool from November 2005 to April 2008 and is currently an independent non-executive director of Standard Bank Mozambique.

M B N Dube
Nationality:	South African
Qualifications:	BA (Human Sciences) BA (Hons) (Politics) MSc (Environmental Change and Management)
Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee (Chairman) Capital Investment and Digital Committee Nomination and Governance Committee

Ms Dube holds a MSc in Environmental Change and Management from Oxford University. She served in, among others, roles of Director: Atmospheric Protection and Chemicals Management at the then Department of Environmental Affairs and Tourism, Chief Negotiator on behalf of the Government of the Republic of South Africa in climate change negotiations under the auspices of the United Nations Framework Convention on Climate Change, Sustainability Manager at BHP Billiton, worked as Vice President at SFM, a London-based forestry and carbon business and held various positions at Anglo American. She was an Investment Banker at Investec plc, London, Group Commercial Director at Bidvest Group and the Chief Executive of Nozala Investments. She is a Non-executive Director of Control Risks in London, and other non-public companies: Bravo Brands, PG Group and is also a member of the audit committee of the PG Group and Chairman of the Audit Committee of Control Risks. She previously served as Non-executive Director of Vodacom South Africa, Bidvest Group Limited and Fluormin plc and Enviroserve.

M Flöel
Nationality:	German
Qualifications:	MSc (Chemistry) PhD (Chemistry)
Sasol Limited Board Committee Memberships:	Capital Investment and Digital Committee Remuneration Committee Safety, Social and Ethics Committee

Dr Flöel holds a MSc in Chemistry from the University of Frankfurt and a PhD in Chemistry from the Technische Universität München (University of Munich). With 30 years’ experience in the chemicals industry in roles covering chemical and process research and development, technical innovations, technologies, operations and industrial supply chain, she is a seasoned industrial leader. She concluded her executive leadership career as Managing Director and Chief Executive Officer of OXEA Holdings. She served on the Board of Carl Bechem GmbH and NESTE.

F R Grobler
Nationality:	South African
Qualifications:	BEng (Mech) Advanced Executive Programme
Sasol Limited Board Committee Memberships:	Capital Investment and Digital Committee Safety, Social and Ethics Committee

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

Ms Harper is a retired Chief Financial Officer of BDP International, a leading privately-held global logistics and transportation solutions company. She has an MBA and a certificate in cyber security oversight from the National Association of Corporate Directors She also serves as a non-executive director and audit committee chairman for Modine and for the American Lung Association. She has most recently served as the interim CFO of the Philadelphia Museum of Art. Prior to BDP she was the Chief Financial Officer of AgroFresh, a produce freshness solutions company. She has also served as the Chief Financial Officer of Tronox and the Chief Financial and Business Development Officer of Rio Tinto Diamonds and Minerals Group. She has served as an audit committee chairman for Lydall,) and non-executive director for Richards Bay Minerals in South Africa, as well as for Hydrogen Energy, a former Rio Tinto/BP joint venture in London.

V D Kahla
Nationality:	South African
Qualifications:	BA LLB
Sasol Limited Board Committee Memberships:	Capital Investment and Digital Committee Safety, Social and Ethics Committee

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

G M B Kennealy
Nationality:	South African
Qualifications:	BCom (Accountancy) BCom (Accountancy) (Hons)
Sasol Limited Board Committee Memberships:	Audit Committee (Chairman) Capital Investment and Digital Committee Nomination and Governance Committee

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

Ms Matyumza is an Independent non-executive Director of Standard Bank Group Limited, The Standard Bank of South Africa Limited, Volkswagen South Africa (Pty) Ltd and Clicks Group Limited. She has held senior financial management and executive positions in various organisations, including South African Breweries, Transnet and Eskom. She is an ordained minister and director of the African Methodist Episcopal Church.

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

H A Rossouw
Nationality:	South African and British
Qualifications:	MBA BCom (Hons) BEng (Chem Eng)
Sasol Limited Board Committee Memberships:	Capital Investment and Digital Committee

Mr Rossouw joined Sasol in April 2022 and was appointed Chief Financial Officer and executive director of Sasol Limited on 1 July 2022. Prior to his appointment he served as the Chief Financial Officer and executive director of Royal Bafokeng Platinum from October 2018 to March 2022.

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

A Schierenbeck
Nationality:	German
Qualifications:	AMP (Applied Mathematics and Physics, MA, Electrical Engineering
Sasol Limited Board Committee Memberships:	Capital Investment and Digital Committee Safety, Social and Ethics Committee

Mr Schierenbeck obtained a degree in Applied Mathematics and Physics and an MA (Electrical Engineering). He is the founder and a director of HH2E, a green hydrogen company dedicated to producing green hydrogen for the German market. He was the Chief Executive Officer of international energy company Uniper between 2019 and 2021, where he shaped and started executing the company’s decarbonising strategy with the aim of decarbonising by 2035. Prior to joining Uniper, he was the Chief Executive Officer of ThyssenKrupp Elevator.

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

S Westwell
Nationality:	British
Qualifications:	BSc (Mech Eng) MSc (Management) MBA
Sasol Limited Board Committee Memberships:	Capital Investment and Digital Committee (Chairman) Audit Committee Nomination and Governance Committee Safety, Social and Ethics Committee

Mr Westwell is an independent director and member of the audit committee of Brookfield Renewable Partners L.P and Brookfield Renewable Corporation. He was the Chief Executive Officer of European Forecourt Retailers from 2015 to 2016 and of Silver Ridge Power Inc from 2013 to 2014. He held various management and executive positions for BP in South Africa, the United States, and the United Kingdom between 1988 and 2011. These executive positions included head of BP’s retail business in South Africa, Director of BP Southern Africa, Chief Executive Officer for BP Solar, and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom from 2008 to 2011. He has also worked for Eskom Holdings Limited in several operational capacities.

Senior management—experience

In addition to the three executive directors listed above, we have identified our senior management as the members of our Group Executive Committee GEC.

Name	Year Born	Position	Nationality	Year Appointed
S Baloyi	1976	Executive Vice President: Energy Operations and Technology	South African	2022
H C Brand[1]	1964	Executive Vice President: Sasol 2.0 and Transformation	South African	2019
B V Griffith	1967	Executive Vice President: Chemicals Business	American	2019
B P Mabelane	1973	Executive Vice President: Energy Business	South African	2020
C K Mokoena	1965	Executive Vice President: Human Resources and Stakeholder Relations	South African	2017
C F Rademan	1957	Executive Vice President: Sasol Mining	South African	2022

1 Mr Brand retired on 30 June 2023.

S Baloyi MSc Eng (Chemical), MSc (Engineering management), Management Programme INSEAD Business School

Mr Baloyi was appointed as Executive Vice President, Energy Operations and Technology in 2022. He is responsible for Sasol’s entire Energy Operations portfolio which comprises all downstream operations and related infrastructure as well as Technology, Projects and Engineering, Procurement and Sasol EcoFT. This portfolio includes Sasol’s operating facilities in Secunda – which are divided into a synthetic fuel and a chemicals component, as well as in Sasolburg and Ekandustria. Natref, Sasol’s joint-venture inland refinery, is also in his area of responsibility. Since joining Sasol Group in 2002, and he has held various management positions in maintenance, technical and general management fields in Sasol’s South African Operations. He was the Vice President, Operations, Sasol Synfuels (the operations in Secunda) from 2015 to 2017, thereafter he was appointed as Vice President, Engineering, Centralised Maintenance and Operations. Subsequently he was appointed as the Senior Vice President, Secunda Chemicals Operations and Senior Vice President: Regional Operations and Asset Services prior to being appointed as Executive Vice President.

H C Brand MEng (Mech), MBA

Mr Brand joined the Group in 1989 and during his career has held various leadership positions at most of Sasol’s South African operating facilities. He has been exposed to a broad range of business activities, including roles in project and plant operations, shared and site services, as Managing Director of Sasol Nitro(Sasol’s then explosives and fertiliser business), programme managing the 2013-2015 Sasol group-wide transformation and low oil price response, and group digitalisation programmes, and managing the Sasol group strategy and projects, engineering and technology functions. Mr Brand held executive responsibility for the programme managing Sasol 2.0 restructuring and the Sasol ecoFT business until his retirement on 30 June 2023.

B V Griffith BSChE, MBA

Mr Griffith is based in Houston, Texas, United States. He is Sasol’s senior leader in North America and is responsible for Sasol’s Chemicals Business globally. He is accountable for maintaining safe, reliable and sustainable operations across multiple geographies, driving customer-led growth through innovative marketing and product development and extending sales. Prior to this appointment he was Senior Vice President for Sasol’s Performance Chemicals business from 2017 to 2019 and Base Chemicals business from 2014 to 2017. His Sasol career began in 1992 as an Engineer and during his more than 30-year career with the Group he has held various positions and leadership roles in the United States, Europe and South Africa.

B P Mabelane BCom (Hons), CA (SA), PGD Accounting, HDip Tax

Ms Mabelane is responsible for upstream and downstream gas activities as well as distribution, marketing and sales of liquid fuels in Southern Africa. She is leading strategy formulation and delivery of the Energy Business. Previously she worked at Eskom, where she held key roles in finance, tax and general management. She also served as the Operations Director for British Petroleum (BP) UK’s retail business. In 2011, she joined BP Southern Africa as its Chief Financial Officer. Six years later, she was appointed as its CEO.

C K Mokoena BA Honours(Human Resources Development B Social Sciences), MCom (Leadership Studies) (Cum Laude)

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

C F Rademan B.Eng (Mech), MBL, LDP

Mr Rademan joined the Group initially in 1981 and retired in 2017 as an Executive Vice President and Group Executive Committee member accountable for various enterprise functions and businesses in the Group including Sasol Mining. During this period, he was also accountable for the Phoenix restructuring programme – the Group-wide transformation and low oil price response programme. He re-joined Sasol in March 2022 and is the responsible Executive Vice President, Sasol Mining.

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

6.D Employees

The information set forth under “Item 18—Financial Statements—Note 4 Employee-related expenditure” is incorporated by reference.

Remuneration of directors and key personnel is contained in the Remuneration Report, contained in Exhibit 99.2.

Our workforce’s geographic location composition at 30 June is presented below.

Region	2023	2022	2021

	Number of employees
South Africa	24 475	24 210	24 194
Europe	2 614	2 535	2 856
North America	1 327	1 271	1 271
Other	657	614	628
Total	29 073	28 630	28 949

6.E. Share ownership

Refer to our Remuneration Report filed as Exhibit 99.2 for details of share ownership of executive directors and senior management.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Refer to “Item 18—Financial Statements—Note 13 Share Capital” for the authorised and issued share capital of Sasol Limited.

To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa, or any other government. We believe that no single person or entity holds a controlling interest in our securities.

In accordance with the requirements of the South African Companies Act 71 of 2008 (Companies Act), the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 30 June 2023.

	2023		2022		2021
	Number		Number		Number
	of	% of	of	% of	of	% of
	shares	securities	shares	securities	shares	securities
GEPF(1)	119 904 480	18.72	112 967 576	17.77	107 391 458	16.93
IDC(2)	53 266 887	8.31	53 266 887	8.38	53 266 887	8.4
(1)	Government Employees Pension Fund (GEPF).
(2)	Industrial Development Corporation of South Africa Limited (IDC).

The voting rights of major shareholders do not differ from the voting rights of other shareholders.

As of 31 July 2023, 29 020 464 Sasol ordinary shares, or approximately 4.57 % of our total issued securities, were held in the form of ADRs. As of 31 July 2023, 283 record holders in the US held approximately 15.78 % of our total issued securities in the form of either Sasol ordinary shares or ADRs.

7.B Related party transactions

There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2023 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

During this financial year, Sasol group of companies, in the ordinary course of business, entered into various purchase and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the Sasol group. Terms and conditions are determined on an arm’s length basis.

Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to “Item 18—Financial Statements—Note 35 Related party transactions” for further details.

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

We apply a dividend policy to pay dividends with a dividend cover range based on CHEPS. CHEPS reflects the sustainable business operations and is used by the board of directors to measure the business and financial performance. When we make a decision on dividends, we take a number of factors into account. These include the impact of the current volatile macroeconomic environment, capital investment plans, the current strength of the Company’s balance sheet, and the dividend cover range in line with our capital allocation framework.

Refer to “Item 10.B—Memorandum and articles of association—3. Rights and privileges of holders of our securities”.

Legal proceedings

For information regarding our legal proceedings refer to “Item 4.B—Business overview—Legal proceedings and other contingencies”.

8.B Significant changes

Refer to “Item 18—Financial Statements—Note 36 Subsequent events”.

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

Refer to “Item 10.B” of our registration statement pursuant to section 12(b) or 12(g) of the Exchange Act, filed with the SEC on 6 March 2003 (the Registration Statement) for the object and purpose of the Company. The objects and purpose are not specifically contained in the Company’s constitution, its memorandum of incorporation (MOI). Instead, the Company has been given the powers and capacity of an individual, that is to say its powers and capacity, subject to the Companies Act, are unlimited (clause 4.1) and may do anything which the Companies Act and the JSE Listings Requirements empower it to do if so authorised by its MOI (clause 4.3).

The last time the Company’s MOI was amended was on 02 December 2022 by way of a shareholders’ special resolution at the Company’s annual general meeting, filed on the Form S-8 Registration Statement under the Securities Act 8 of 1933 on March 2023.

See Exhibit 1.1 for the Company’s latest MOI.

2. Summary of the MOI with respect to directors

Director’s power to vote in respect of matters in which a director has a material interest. In terms of our MOI and the Companies Act, a director who has a personal financial interest in respect of a matter to be considered at a board meeting, or knows that a related person has a personal financial interest in the matter, may not vote on the matter and must, after giving his/her full views on the matter, recuse himself/herself from the meeting. In terms of our board charter directors are appointed on the express agreement that they may be removed by the board of directors if and when they develop an actual or prospective material, enduring conflict of interest with the Company or another group company. There are no general qualification requirements either in South African law or in the MOI for directors to hold shares in the Company.

Directors’ power to vote on remuneration for themselves.No powers are conferred by our MOI, or by any other means, on the directors who are employees of the Company, to vote on their own remuneration or in the instance of directors in the absence of a disinterested quorum of directors.

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

Age limit requirement. There is no mandatory retirement age for directors in South African law or in our MOI.

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

Dividend rights, including any time limit after which dividend entitlement lapses and an indication of the party in whose favour this entitlement operates. In terms of our MOI, the Company may make any type of distributions, including in specie distributions and distributions of capital. Only once a dividend is declared by the board of directors, does a shareholder have a right to receive a dividend which may be enforced against the Company.

For more information regarding the payment of dividends on ordinary shares and to holders of ADRs, refer to our Registration Statement.

In terms of the Companies Act, no dividend may be paid unless it reasonably appears that the Company will satisfy the solvency and liquidity test as defined in the Companies Act immediately after completing the proposed distribution; and the board of directors, by resolution, has acknowledged that it has applied the solvency and liquidity test and has reasonably concluded that the Company’s assets equal or exceed the liabilities of the Company and that the Company will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months following the payment of the dividend. If the board of directors resolves that the solvency and liquidity test has been passed, the board of directors may declare a dividend but it must be paid within 120 business days, failing which it is necessary again for the board of directors to consider the solvency and liquidity test.

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

Our directors are elected by our shareholders at the annual general meeting. Broadly speaking a third of the directors retire each year in rotation but are eligible for re-election however, no director’s term of office shall exceed 12 years. The election is carried out in a series of votes on the candidacy of a single individual to fill a single vacancy. For more details regarding the rotation of directors, see information provided in our Registration Statement.

For details regarding shareholders voting rights, see information provided in our Registration Statement.

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

There are no other types of capital calls which the Company could make against its shareholders

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

In terms of the Companies Act, the board of directors or any other person specified in the Company’s MOI, including a shareholder/s holding not less than 10% of the voting rights attached to the shares, may call a shareholders’ meeting at any time. A written and signed demand to convene a shareholders meeting must describe the specific purpose for which the meeting is proposed. The MOI only permits the board of directors or the company secretary (in lieu of the board of directors) and a shareholders/s holding not less than 10% of the voting rights attached to the shares, to convene a shareholders’ meeting.

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

7. Provisions of the Company’s MOI that would have the effect of delaying, deferring or preventing a change of control or merger or corporate restructuring

There are no provisions in our MOI which could have the effect of delaying, deferring or preventing a change of control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries, save perhaps that the requirement that the ownership of Sasol BEE ordinary shares is restricted to certain persons.

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

The requirements of our MOI are stricter than the South African law in that:

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

10.D Exchange controls

South African exchange control regulations are administered by the FSD of the South African Reserve Bank and are applied throughout the Common Monetary Area (CMA) (South Africa, the Kingdoms of Lesotho and eSwatini and the Republic of Namibia) and regulate transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.

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

Funds raised outside the CMA by our non-resident subsidiaries, i.e. a non-resident for exchange control purposes, are not restricted under South African exchange control regulations and may be used for any purpose including foreign investment, as long as such use is without recourse to South Africa. We, and our South African subsidiaries, would, however, require approval by the FSD in order to provide guarantees for the obligations of any of our subsidiaries with regard to funds obtained from nonresidents of the CMA.

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

Transfer of shares and ADSs. Under South African exchange control regulations, our shares and ADSs are freely transferable outside South Africa among persons who are not residents of the CMA. Additionally, where shares are sold on the JSE on behalf of our shareholders who are not residents of the CMA, the proceeds of such sales will be freely exchangeable into foreign currency and remittable to them. The FSD may also require a review to establish that the shares have been sold at market value and at arm’s length. While share certificates held by non-resident shareholders will be endorsed with the words “non-resident”, such endorsement will, however, not be applicable to ADSs held by non-resident shareholders

10.E Taxation

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

Taxation of dividends

A dividends tax was introduced in S A with effect from 1 April 2012. In terms of these provisions, a dividends tax at the rate of 20% currently is levied on any dividend paid by a company to a shareholder. The liability to pay such dividends tax is on the shareholder, even though the company generally acts as a withholding agent. In the case of listed shares, the regulated intermediary (being the Central Securities Depository Participant referred to below) is liable to withhold the dividends tax.

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

Taxation of gains on sale or other disposition

SA introduced a tax on capital gains effective 1 October 2001, which applies to SA residents and only to non-residents if the sale is attributable to a permanent establishment in SA of the non-resident or if it relates to an interest in immovable property in SA. With effect from 1 October 2007, gains realised on the sale of ordinary shares are automatically deemed to be on capital account, and therefore, subject to capital gains tax, if the ordinary shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word “resident” is different for individuals and corporations and is governed by the SA Income Tax Act, 58 of 1962 (the Income Tax Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Income Tax Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in SA. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in SA through a permanent establishment situated therein. In such a case, this gain may be subject to tax in SA, but only so much as is attributable generally to that permanent establishment.

Dividend stripping and anti-avoidance rules relating to share buy-backs

Anti-avoidance rules relating to share buy backs and dividend stripping were strengthened effective from 19 July 2017 and subsequent years to address avoidance mechanisms utilised to erode the value of the shares through distribution of dividends prior to the disposal of shares. Such anti-avoidance dividend rules apply to situations where excessive dividends are declared prior to disposal of shares and only to the extent that such dividends are treated as exempt dividend therefore not subject to dividend withholding tax. Where exempt dividends qualify as extraordinary dividends, the exempt dividends are re-characterised as proceeds for capital gains tax purposes or revenue for income tax purposes resulting in an increased tax liability for the seller of the shares.

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

A security is also defined as a depositary receipt in a company. Accordingly, STT is payable on the transfer of a depositary receipt issued by a company. Generally, the central securities depository that has been accepted as a participant in terms of the Financial Markets Act, 19 of 2012 (that commenced on 3 June 2013) is liable for the payment of the STT, on the basis that the STT is recoverable from the person to whom the security is transferred.

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

Transfer pricing and Base Erosion and Profit Shifting Project

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

Where there is a deviation from the arm’s length principle, the price charged between group entities (where one of those entities is a tax resident) which is different from what would have been concluded at an arm’s length basis between unrelated persons and to tax the entity concerned is adjusted to increase the taxable income of the tax resident (also known as a primary adjustment). In addition, the adjusted amount is also deemed to be a dividend (also referred to as a secondary adjustment) that will be subject to dividend withholding tax, as well as the relevant penalties and interest are levied should such an adjustment occur.

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

Dividends paid by Sasol will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Certain noncorporate US holders are eligible for preferential rates of US federal income tax in respect of “qualified dividend income”.

Sasol currently believes that dividends paid with respect to its shares and ADSs should constitute qualified dividend income for US federal income tax purposes (and Sasol anticipates that such dividends will be reported as qualified dividends on Form 1099 DIV delivered to US holders) if Sasol was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a Passive Foreign Investment Company (PFIC) for US federal income tax purposes. Each individual US holder of shares or ADSs is urged to consult its own tax advisor regarding the availability to such US holder of the preferential dividend tax rate in light of its own particular situation including foreign tax credit limitations with respect to any qualified dividend income paid by Sasol, as applicable.

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

Passive foreign investment company considerations

A non-US corporation is a passive foreign investment company in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average of its assets is attributable to assets that produce or are held to produce passive income. Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2023. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

US information reporting and backup withholding

Dividend payments made to a holder and proceeds paid from the sale, exchange, or other disposition of shares or ADSs through a US intermediary or other US paying agent may be subject to information reporting to the US Internal Revenue Service (IRS). US federal backup withholding generally is imposed on specified payments to persons who fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. US persons who are required to establish their exempt status generally must provide IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or applicable substitute form. NonUS holders generally will not be subject to US information reporting or backup withholding. However, these holders may be required to provide certification of non-US status (generally on IRS Form W-8BEN, W-8BEN-E or applicable substitute form) in connection with payments received in the United States or through certain US-related financial intermediaries.

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

The principal market risks (i.e. the risk of losses arising from adverse movements in market rates and prices) to which we are exposed are:

●	foreign exchange rates applicable on conversion of foreign currency transactions as well as on conversion of assets and liabilities to rand; and
●	commodity prices, mainly crude oil and chemicals prices;

Refer to “Item 18—Financial Statements—Note 37 Financial risk management and financial instruments” for a qualitative and quantitative discussion of the group's exposure to these market risks. The following is a breakdown of our debt arrangements, a summary of fixed versus floating interest rate exposures for operations and a break-down of derivatives. Liabilities reflect principal payments in each year.

								Fair
Liabilities—notional	2024	2025	2026	2027	2028	Thereafter	Total	value

	(Rand in millions)
Fixed rate (Rand)	—	—	—	—	—	669	669	669
Average interest rate	8,00%	8,00%	8,00%	8,00%	8,00%	8,00%
Variable rate (Rand)	159	66	912	—	1 470	—	2 607	2 403
Average interest rate	9,52%	9,49%	9,52%	9,57%	9,57%	0,00%
Fixed Rate (US$)	28 245	1	1	12 240	14 123	48 959	103 569	94 774
Average interest rate	6,09%	6,13%	6,13%	6,29%	6,72%	7,04%
Variable rate (US$)	—	—	—	—	18 499	—	18 499	18 533
Average interest rate	6,80%	6,80%	6,80%	6,80%	6,80%	0,00%
Fixed rate (Euro)	72	48	41	—	0	0	161	154
Average interest rate	1,79%	1,95%	1,95%	0,00%	0,00%	0,00%
Fixed rate (Other currencies)	—	—	—	—	—	—	—	—
Total	28 476	115	954	12 240	34 092	49 628	125 505	116 533

							Total
	2023	2024	2025	2026	2027	Thereafter	Maturity

	(Rand in millions)
Foreign Currency Derivatives—held for trading*
US$
Foreign exchange zero‑cost collars	(503)	—	—	—	—	—	(503)
Forward exchange contracts	(214)	—	—	—	—	—	(214)
Euro
Foreign Exchange Contracts	(6)	—	—	—	—	—	(6)
Commodity derivatives—held for trading*
Crude oil
Crude oil futures	(12)	—	—	—	—	—	(12)
Crude oil put options	253	—	—	—	—	—	253
Ethane price
Ethane swap options	(158)	—	—	—	—	—	(158)

Other foreign exchange derivatives	5	15	15	19	19	(2 786)	(2 715)
Other commodity derivatives	10	0	0	0	0	0	10
Convertible bond embedded derivative liability	0	0	0	0	(1 302)	0	(1 302)

s

*For more information relating to contract amounts, weighted average strike prices, notional amounts and weighted average pay rate refer to “Item 18—Financial Statements—Note 37 Financial risk management and financial instruments”.

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

As from 6 May 2019, the Deposit Agreement between J.P Morgan, Sasol Limited and its registered ADR holders, requires that ADR holders pay the following fees.

Service	Fees (USD)
Depositing or substituting the underlying shares	Up to US$5,00 per 100 ADS
Receiving or distributing dividend	Up to US$0,05 per ADS
Selling or exercising rights	Up to US$5,00 per 100 ADS
Withdrawing an underlying security	Up to US$5,00 per 100 ADS

In addition, all non-standard out of pocket administration and maintenance expenses, including but not limited to, any and all reasonable legal fees and disbursements incurred by the Depositary (including legal opinions, and any fees and expenses incurred by or waived to third-parties) will be paid by the company. Fees and out-of-pocket expenses for the servicing of non-registered ADR holders and for any special service(s) performed by the Depositary will be paid for by the company.

12.D.4 Depositary payments for 2023

J.P Morgan paid an amount of US$1, 175,731.69 to Sasol on 09 June 2023 in respect of annual contributions.

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

Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were ineffective as of 30 June 2023 due to the existence of a material weakness in internal control over financial reporting as described below in section (b).

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

The substantial progress made on implementation of remediation actions with respect to the level of precision applied to the impairment assessments performed on all the cash generating units across the South African integrated value chain within the Energy and Chemicals Africa segments for the year ended 30 June 2023.

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

Internal control over financial reporting includes those policies and procedures that

i.pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
ii.provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorisations of our management and directors; and
iii.provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of assets that could have a material effect on the financial statements.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of 30 June 2023. In making these assessments, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework (2013)”.

Material Weakness

Based on its assessment, management has determined that the Company’s internal control over financial reporting remains ineffective as of 30 June 2023 due to the existence of the material weakness described below.

Material Weakness with respect to the level of precision applied to the impairment assessments performed on all cash generating units across the South African integrated value chain within the Energy and Chemicals Africa segments.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of financial statements will not be prevented or detected on timely basis

Based on its assessment, management has determined that the Company’s internal control over financial reporting remains ineffective as of 30 June 2023 due to the existence of the material weakness described below. As previously disclosed in our annual report on Form 20-F for the year ended 30 June 2022, we identified an initial material weakness in 2020 that was further expanded in 2021 with respect to the level of precision applied to the impairment assessments performed on all cash generating units across the South African integrated value chain within the Energy and Chemicals Africa segments. Management concluded that the controls designed and implemented to review the results of impairment assessments performed on the South African integrated value chain cash generating units did not operate at the required level of precision to prevent or detect a material misstatement. Specifically, these controls did not effectively function at the level of precision required to ensure that the assumptions applied in determining cash flow projections are reasonable in response to changes in the business environment and that the calculations performed and discounting principles applied were valid and complete. These deficiencies impacted the determination of the recoverable value of these cash generating units for the purpose of impairment assessments. This material weakness resulted in an audit adjustment that was recorded in the Company’s consolidated financial statements for the year ended 30 June 2020 and a revision of the 2021 consolidated financial statement comparative results for 2018, 2019 and 2020 based on the expansion of the material weakness.

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

Management is committed to remediate the material weakness and, with oversight from our Audit Committee, has implemented all planned remediation measures that will address the material weakness in internal controls over financial reporting. The measures implemented to address the underlying causes that gave rise to the material weakness consisted of technology enhancements through an appropriate and standardised impairment model that was used across the South African integrated value chain impairment process for the 2023 year end. They also included process improvements implemented based on a comprehensive review of the entire South African integrated value chain impairment process. In addition, the measures comprised upskilling of the people involved in the process through capability assessments and interventions, supported by training programmes, re-prioritisation of activities during the impairment assessment process and clearly defined roles and responsibilities.

We believe our actions will be effective in remediating the above-noted material weakness, and we continue to devote significant time and attention to these efforts. Notwithstanding the significant progress made to remediate the material weakness, management is of the view that the remedial controls need to operate for another reporting cycle before it can be concluded whether these controls are operating effectively. This is as the comprehensive remediation measures have only been operational for the 2023 year end reporting process and there has been an increase in external market and regulatory factors that are impacting on the impairment assessment of the South African integrated value chain. As we continue to evaluate and work to improve our internal controls over financial reporting, we may take additional measures to address these control deficiencies, or we may modify certain of the remediation measures described above. The material weakness will not be considered remediated until we have completed designing and implementing the longer-term remediation efforts, the applicable remedial controls operate for a sufficient period of time, and management has concluded, through testing, that these controls are operating effectively.

(c)Attestation report of the registered public accounting firm

The effectiveness of the Company’s internal control over financial reporting as of 30 June 2023 was audited by PricewaterhouseCoopers Inc., an independent registered public accounting firm, as stated in its report on page F-1 of this Form 20-F.

(d)Changes in internal control over financial reporting

The Company maintains a system of internal control over financial reporting that is designed to provide reasonable assurance that its books and records accurately reflect transactions and that established policies and procedures are followed.

Except for the remediation procedures implemented by the Company as described above, there have been no changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) - 15 during the year ended 30 June 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.A AUDIT COMMITTEE FINANCIAL EXPERT

Our Nomination and Governance Committee is satisfied that all members of the Audit Committee have the requisite financial expertise to serve as members of the Audit Committee, and our board of directors has determined Ms GMB Kennealy, appointed as the chairman of the Audit Committee with effect from 1 September 2021, to be a financial expert within the meaning of the Sarbanes Oxley Act.

Item 16.B CODE OF ETHICS

In May 2022, Sasol’s Board of Directors approved an update to the current Code of Conduct. The Code of Conduct adopts a behaviour-based approach which reinforces the importance of linking our day-to-day actions to Sasol’s values and culture. The Code of Conduct is further underpinned by policies and guidance notes to enhance its everyday application. The Code of conduct is intended to apply to every Sasol employee of every Sasol group company worldwide. It is also intended to apply to every director (executive and non-executive) of those companies, except as otherwise stated in the Code of conduct. Joint venture companies in which Sasol is a non-controlling co-venturer and associated companies are encouraged to adopt these or similar principles, practices and standards.

The Code of Conduct is available on our website. The website address is: https://www.sasol.com/sustainability/ethics/sasol-code-

of-conduct. This website is not incorporated by reference in this annual report.

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

Item 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit-related fees, tax fees and all other fees billed by our principal accountants (PricewaterhouseCoopers Inc.) for each of the 2023 and 2022 years.

		Audit‑		All
	Audit	related	Tax	other
	fees	fees (2)	fees (2)	fees (2)	Total

	(Rand in millions)
2023(1)	139	1,2	1,2	—	141
2022(1)	129	0,5	1,0	—	131
(1)	In respect of our audit committee approval process, all non-audit and audit fees paid to PricewaterhouseCoopers Inc. have been pre-approved by the audit committee.
(2)	The Audit Committee approved non-audit services of 2% (2022: 1%) in relation to statutory audit fee.

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

No work was performed by persons other than the principal accountant’s employees on the principal accountant’s engagement to audit Sasol Limited’s financial statements for 2023.

Item 16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Total	Maximum
				number of	number of
				shares	shares
	Total	Average	Shares	purchased	that may
	number of	price	cancelled	as part of	yet be
	ordinary	paid	under the share	publicly	purchased
	shares	per	repurchase	announced	under the
Period	repurchased	share	scheme	programmes	programmes
For the year ended 30 June 2023
2022-07-01 to 2023-06-30	—	—	—	—	—
	—		—	—

Item 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16.G CORPORATE GOVERNANCE

Sasol maintains a primary listing of its ordinary shares and Sasol BEE ordinary shares on the Johannesburg Stock Exchange operated by the JSE and a listing of ADSs on the NYSE. We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2023.

Refer to “Integrated Report—Governance” as contained in Exhibit 99.7, for further details of our corporate governance practices.

Item 16.H MINE SAFETY DISCLOSURE

Not applicable.

Item 16.I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16.J INSIDER TRADING POLICIES

We will be required to comply with disclosure requirements under this item for the financial year ending 30 June 2024.

Item 17. FINANCIAL STATEMENTS

Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. FINANCIAL STATEMENTS

The following consolidated financial statements, together with the auditors’ report of

PricewaterhouseCoopers Inc. (PCAOB ID No. 1308) are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2023, 2022 and 2021

Report of the Independent Registered Public Accounting Firm (PwC)	F-1
Consolidated Financial Statements*	F
Supplemental Oil and Gas Information (Unaudited)	G-1
*	Refer to “Item 18—Financial Statements” which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sasol Limited and its subsidiaries (the “Company”) as of 30 June 2023 and 2022, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of 30 June 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of 30 June 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to the level of precision applied to the impairment assessments performed on all cash generating units across the South African integrated value chain within the Energy and Chemicals Africa segments.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

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

Impairment assessment of property, plant and equipment

As described in Note 17 to the consolidated financial statements, the Company’s consolidated property, plant and equipment (“PPE”) at 30 June 2023 amounted to R225 472 million. Furthermore, as described in Note 8 to the consolidated financial statements, management recognised a net impairment of assets of R33 649 million for the year ended 30 June 2023, mainly related to an impairment of the Secunda liquid fuels refinery cash generating unit (“CGU”) of R35 316 million, an impairment of the South African Wax CGU of R932 million, net of a reversal of impairment to the Tetramerization CGU of R3 645 million. Management assesses non-financial assets for impairment indicators, as well as reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable or previous impairment should be reversed. Recoverable amounts are estimated for individual assets or, where an individual asset cannot generate cash inflows independently, the recoverable amount is determined for the larger CGU to which it belongs. Management judgement is applied in identifying CGUs. The recoverable amount of the assets assessed for impairment is determined based on the higher of the fair value less costs to sell or value-in-use calculations. Future cash flow assumptions relating to this valuation are estimated based on financial budgets which reflect the long term plans for the Company. The determination of future cash flows include significant management judgement and assumptions, including crude oil prices, gas prices, chemical prices, exchange rates, growth rates, weighted average cost of capital (“WACC”) rates and carbon tax.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s budgeting process and impairment calculations, including controls relating to the main assumptions used in these calculations. These procedures also included, among others, an assessment of the appropriateness of the CGUs identified by management, testing management’s process for determining the recoverable amount of the CGUs where impairment indicators or reversal of impairment indicators were identified, evaluating the appropriateness of the methodology used in the impairment models, testing the completeness, accuracy, and relevance of underlying data used in the impairment models, and evaluating the main assumptions used by management. Evaluating the reasonableness of management’s assumptions involved (i) evaluating key market-related assumptions (including crude oil prices, gas prices, chemical prices, exchange rates, growth rates and WACC rates) used in the models to external market and third party data, (ii) evaluating the impact to long term business plans of implementing the Company’s Emission Reduction Roadmap and the impact of carbon tax based on the latest Taxation Laws Amendment Act in South Africa, (iii) performing a retrospective comparison of forecasted cash flows to actual past performance and previous forecasts, and (iv) performing sensitivity analyses. Professionals with specialised skill and knowledge were used to assist in evaluating the appropriateness of the methodology applied in the impairment models and evaluating the reasonableness of the WACC rates assumption.

/s/ PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa

1 September 2023

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

Natural Oil and Gas (Rand in millions)

	Mozambique	Gabon(1)	Canada(2)	Total
Year ended 30 June 2021
Acquisition of proved properties	—	—	—	—
Acquisition of unproved properties	—	—	—	—
Exploration	113,4	45,6	—	159,0
Development	1 956,7	198,0	458,5	2 613,2
Total costs incurred	2 070,1	243,6	458,5	2 772,2
Year ended 30 June 2022
Acquisition of proved properties	—	—	—	—
Acquisition of unproved properties	—	—	—	—
Exploration	77,5	—	—	77,5
Development	2 885,1	—	—	2 885,1
Total costs incurred	2 962,6	—	—	2 962,6
Year ended 30 June 2023
Acquisition of proved properties	—	—	—	—
Acquisition of unproved properties	—	—	—	—
Exploration	1 455,5	—	—	1 455,5
Development	4 186,5	—	—	4 186,5
Total costs incurred	5 642,0	—	—	5 642,0
(1)	Costs incurred up to 25 February 2021, which was the effective date of divestment of our interests in the EMP in Gabon.
(2)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.

TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to natural oil and gas exploration and production activities, and the aggregate amount of the related depreciation and amortisation.

	Mozambique	Canada(1)	Total
Year ended 30 June 2021
Proved properties	11 215,5	33 045,7	44 261,2
Producing wells and equipment	10 292,5	33 045,7	43 338,2
Non-producing wells and equipment	923,0	—	923,0
Unproved properties	8 469,6	—	8 469,6
Capitalised costs	19 685,1	33 045,7	52 730,8
Accumulated depreciation	(8 287,5)	(31 816,2)	(40 103,7)
Net book value	11 397,6	1 229,5	12 627,1
Year ended 30 June 2022
Proved properties	20 885,2	—	20 885,2
Producing wells and equipment	10 305,0	—	10 305,0
Non-producing wells and equipment	10 580,2	—	10 580,2
Unproved properties	1 171,4	—	1 171,4
Capitalised costs	22 056,6	—	22 056,6
Accumulated depreciation and valuation allowances	(8 611,3)	—	(8 611,3)
Net book value	13 445,3	—	13 445,3
Year ended 30 June 2023
Proved properties	24 635,9	—	24 635,9
Producing wells and equipment	11 830,3	—	11 830,3
Non-producing wells and equipment	12 805,6	—	12 805,6
Unproved properties	2 429,0	—	2 429,0
Capitalised costs	27 064,9	—	27 064,9
Accumulated depreciation and valuation allowances	(10 524,1)	—	(10 524,1)
Net book value	16 540,8	—	16 540,8
(1)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The results of operations for natural oil and gas producing activities are summarised in the table below.

	Mozambique	Gabon(1)	Canada(2)	Total
Year ended 30 June 2021
Sales to unaffiliated parties	253,9	668,5	405,1	1 327,5
Transfers to affiliated parties	2 566,5	—	—	2 566,5
Total revenues	2 820,4	668,5	405,1	3 894,0
Production Costs(4)	(722,8)	(372,9)	(314,9)	(1 410,6)
Foreign currency translation losses	1 313,2	(334,8)	—	978,4
Exploration expenses	(286,6)	(50,5)	—	(337,1)
Farm-out gains	—	277,0	—	277,0
Valuation provision(3)	(1 947,5)	(47,9)	548,3	(1 447,1)
Depreciation	(817,8)	(195,3)	(169,9)	(1 183,0)
Operating profit/(loss)	358,9	(55,9)	468,6	771,6
Tax	306,6	(107,1)	—	199,5
Results of operations	665,5	(163,0)	468,6	971,1
Year ended 30 June 2022
Sales to unaffiliated parties	448,3	—	39,7	488,0
Transfers to affiliated parties	3 743,1	—	—	3 743,1
Total revenues	4 191,4	—	39,7	4 231,1
Production Costs(4)	(1 514,1)	—	(29,5)	(1 543,6)
Foreign currency translation losses	(237,6)	—	—	(237,6)
Exploration expenses	(400,9)	—	—	(400,9)
Valuation provision	0,2	—	—	0,2
Depreciation	(336,8)	—	—	(336,8)
Operating profit	1 702,2	—	10,2	1 712,4
Tax	(526,2)	—	—	(526,2)
Results of operations	1 176,0	—	10,2	1 186,2
Year ended 30 June 2023
Sales to unaffiliated parties	1 005,6	—		1 005,6
Transfers to affiliated parties	5 532,6	—	—	5 532,6
Total revenues	6 538,2	—	—	6 538,2
Production Costs(4)	(270,9)	—	—	(270,9)
Foreign currency translation losses	(146,9)	—	—	(146,9)
Exploration expenses	(1 192,4)	—	—	(1 192,4)
Farm-out gains	269,8	—	—	269,8
Valuation provision(3)	(1 600,5)	—	—	(1 600,5)
Depreciation	(320,0)	—	—	(320,0)
Operating profit	3 277,3	—	—	3 277,3
Tax	(1 173,7)	—	—	(1 173,7)
Results of operations	2 103,6	—	—	2 103,6
(1)	Include results of operation up to the effective date of divestment from our licences in Gabon, being 25 February 2021 for the EMP and 4 May 2021 for the DE-8 permit.
(2)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.
(3)	Valuation provision of R1 600,5 million (US$139,3 million) (2022 – none and 2021 – R1 947,5 million (US$136,4 million)) is mainly as a result of the integrated value chain impairment assessment allocation. Valuation provision of R47,9 million (US$2,9 million) for Gabon relates to an impairment of the DE-8 permit offshore Gabon at 31 December 2020. Valuation provision of R548,3 million (CAD45,3 million) for Canada relates to an impairment reversal of our Canada shale gas assets at 30 June 2021.
(4)	Production cost includes the asset retirement obligation movement of R865,5 million (2022 – (R378,6 million) and 2021 – R23,4 million) for the year.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas, as at 30 June 2023 and the two previous years, along with volumes produced during the year. The table also presents the changes in the proved reserves and the reasons for the changes, over the last three years.

As at 30 June 2023, the total proved reserve estimate for natural oil and gas is 126,8 million barrels in oil equivalent terms (6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil and 1 tonne of LPG is equivalent to 11,6 barrels of oil).

	Crude oil and condensate(2)				Natural gas(2)			Oil equivalent(2)

	Mozambique(1)	Gabon(3)	Canada(4)	Total	Mozambique(1)	Canada(4)	Total	Mozambique(1)	Gabon(3)	Canada(4)	Total

	Millions of barrels				Billions of cubic feet			Equivalent, Millions of barrels
Balance at 30 June 2020	1,0	1,9	0,4	3,3	800,5	56,9	857,4	134,5	1,9	9,9	146,3
Revisions	(0,1)	—	0,4	0,3	(155,8)	31,9	(123,9)	(26,1)	—	5,7	(20,4)
Sale in place	—	(1,0)	(0,7)	(1,7)	—	(76,4)	(76,4)	—	(1,0)	(13,4)	(14,4)
Production	(0,2)	(0,9)	(0,1)	(1,2)	(114,5)	(12,4)	(126,9)	(19,3)	(0,9)	(2,2)	(22,4)
Balance at 30 June 2021	0,7	—	—	0,7	530,2	—	530,2	89,1	—	—	89,1
Revisions	0,4	—	—	0,4	228,2	—	228,2	38,4	—	—	38,4
Extensions/discoveries	4,3	—	—	4,3	166,5	—	166,5	32,0	—	—	32,0
Production	(0,2)	—	—	(0,2)	(111,2)	—	(111,2)	(18,7)	—	—	(18,7)
Balance at 30 June 2022	5,2	—	—	5,2	813,7	—	813,7	140,8	—	—	140,8
Revisions	—	—	—	—	12,1	—	12,1	2,0	—		2,0
Improved recovery	0,2	—	—	0,2	17,5	—	17,5	3,1	—		3,1
Production	(0,2)	—	—	(0,2)	(113,8)	—	(113,8)	(19,1)	—		(19,1)
Balance at 30 June 2023	5,2	—	—	5,2	729,5	—	729,5	126,8	—		126,8
Proved developed reserves
At 30 June 2021	0,6	—	—	0,6	423,8	—	423,8	71,3	—	—	71,3
At 30 June 2022	0,9	—	—	0,9	599,3	—	599,3	100,8	—	—	100,8
At 30 June 2023	0,8	—	—	0,8	544,7	—	544,7	91,6	—	—	91,6
Proved undeveloped reserves
At 30 June 2021	0,1	—	—	0,1	106,4	—	106,4	17,8	—	—	17,8
At 30 June 2022	4,3	—	—	4,3	214,4	—	214,4	40,0	—	—	40,0
At 30 June 2023	4,4	—	—	4,4	184,8	—	184,8	35,2	—	—	35,2
(1)	Natural oil and gas production in Mozambique in 2021, 2022 and 2023 originated from the single operational Pande-Temane PPA field, which comprises more than 15% of our total proved reserves.
(2)	Volumes presented in this table are after deduction of royalty taken in kind.
(3)	Quantities for the EMP asset in Gabon include “tax barrels”. Effective date of divestment of our interests in EMP was 25 February 2021.
(4)	The transaction to divest of all our interests in Canada was closed on 29 July 2021

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

The technical person within GSO who is primarily responsible for overseeing the internal preparation of natural oil and gas reserves estimates is the Manager: Corporate Reserves and Technical Assurance. The incumbent is a Member of the Energy Institute, a Chartered Petroleum Engineer, holds a MA and MSc in Mathematics and has 44 years’ experience in oil and gas exploration and production activities with 35 years’ experience in reserves estimation. The corporate authority accountable for the internal process, the control environment and the engagement of independent qualified reserves evaluators (if any) is the GSO Senior Vice President under guidance of the GSO Hydrocarbon Resource Committee.

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

Natural Oil and Gas (Rand in millions)

Mozambique
Year ended 30 June 2021
Future cash inflows	12 314,7
Future production costs	(4 169,1)
Future development costs	(4 031,5)
Future income taxes	(2 486,5)
Undiscounted future net cash flows	1 627,6
10% annual discount for timing of estimated cash flows	109,8
Standardised measure of discounted future net cash flows	1 737,4
Year ended 30 June 2022
Future cash inflows	43 159,0
Future production costs	(9 429,6)
Future development costs	(15 625,7)
Future income taxes	(6 445,5)
Undiscounted future net cash flows	11 658,2
10% annual discount for timing of estimated cash flows	(6 229,3)
Standardised measure of discounted future net cash flows	5 428,9
Year ended 30 June 2023
Future cash inflows	54 454,1
Future production costs	(14 933,5)
Future development costs	(17 474,4)
Future income taxes	(8 091,7)
Undiscounted future net cash flows	13 954,5
10% annual discount for timing of estimated cash flows	(4 873,0)
Standardised measure of discounted future net cash flows	9 081,5

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

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

The changes in standardised measure of discounted future net cash flows, relating to the Proved Reserves are shown in the table below.

	Natural Oil and Gas (Rand in millions)

	Mozambique	Gabon(1)	Canada(2)	Total
Present value at 30 June 2020	6 724,8	(274,1)	(1 003,2)	5 447,5
Net changes for the year	(4 987,4)	274,1	1 003,2	(3 710,1)
Sales and transfers of oil and gas produced net of production costs	(2 012,2)	(362,9)	(74,9)	(2 450,0)
Development costs incurred	211,5	53,6	(13,6)	251,5
Net change due to current reserves estimates from:
Revisions	(1 936,2)	—	1 018,8	(917,4)
Sale in place	—	583,4	255,5	838,9
Others	—	—	(140,4)	(140,4)
Net changes in prices and costs related to future production	(2 506,8)	—	33,9	(2 472,9)
Changes in estimated future development costs	110,1	—	56,3	166,4
Accretion of discount	1 081,2	—	(103,2)	978,0
Net change in income tax	2 159,2	—	—	2 159,2
Net change due to exchange rate	(2 094,2)	—	(29,2)	(2 123,4)
Present value at 30 June 2021	1 737,4	—	—	1 737,4
Net changes for the year	3 691,5	—	—	3 691,5
Sales and transfers of oil and gas produced net of production costs	(3 284,5)	—	—	(3 284,5)
Development costs incurred	1 750,9	—	—	1 750,9
Net change due to current reserves estimates from:
Revisions	4 829,6	—	—	4 829,6
Discoveries	8 360,1	—	—	8 360,1
Others	—	—	—	—
Net changes in prices and costs related to future production	3 456,3	—	—	3 456,3
Changes in estimated future development costs	(9 648,8)	—	—	(9 648,8)
Accretion of discount	366,5	—	—	366,5
Net change in income tax	(2 704,7)	—	—	(2 704,7)
Net change due to exchange rate	566,1	—	—	566,1
Present value at 30 June 2022	5 428,9	—	—	5 428,9
Net changes for the year	3 652,6	—	—	3 652,6
Sales and transfers of oil and gas produced net of production costs	(5 608,4)	—	—	(5 608,4)
Development costs incurred	6 779,1	—	—	6 779,1
Net change due to current reserves estimates from:
Revisions	(386,7)	—	—	(386,7)
Improved recovery	1 436,0	—	—	1 436,0
Net changes in prices and costs related to future production	4 443,8	—	—	4 443,8
Changes in estimated future development costs	(4 361,6)	—	—	(4 361,6)
Accretion of discount	1 012,9	—	—	1 012,9
Net change in income tax	(1 410,7)	—	—	(1 410,7)
Net change due to exchange rate	1 748,2	—	—	1 748,2
Present value at 30 June 2023	9 081,5	—	—	9 081,5
(1)	Effective date of divestment of our interests in the EMP in Gabon was 25 February 2021.
(2)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.

SYNTHETIC OIL

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

The table below provides the costs incurred during the year in synthetic oil property acquisition, exploration and development activities, whether capitalised or charged to income directly.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2023	2022	2021
Acquisition of proved properties	—	7,3	—
Exploration	105,1	91,7	77,3
Development	2 341,2	1 897,0	1 656,9
Total costs incurred	2 446,3	1 996,0	1 734,2

TABLE 2—CAPITALISED COSTS RELATING TO SYNTHETIC OIL ACTIVITIES

The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to synthetic oil and production activities, and the aggregate amount of the related depreciation and amortisation.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2023	2022	2021
Proved properties	120 267,6	113 255,5	107 786,9
Producing wells and equipment	119 617,2	112 605,5	107 136,9
Non-producing wells and equipment	650,4	650,0	650,0
Unproved properties	15,8	15,8	61,1
Capitalised costs	120 283,4	113 271,3	107 848,0
Accumulated depreciation, amortisation and valuation allowances	(97 635,9)	(69 389,2)	(67 677,5)	(1)
Net book value	22 647,5	43 882,1	40 170,5
(1)	As result of the integrated value chain impairment assessment, management has applied discretion in changing the allocation methodology for impairments. This resulted in the correction of the 2020 accumulated depreciation, amortisation and valuation allowances from R47,3 billion to R45,1 billion in financial year 2021, which is immaterial.

TABLE 3—RESULTS OF OPERATIONS FOR SYNTHETIC OIL ACTIVITIES

The results of operations for synthetic oil activities are summarised in the table below.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2023	2022	2021
Sales to unaffiliated parties	—	—	—
Transfers to affiliated parties	72 224,2	61 996,5	41 307,2
Total revenues	72 224,2	61 996,5	41 307,2
Production costs	(34 153,3)	(30 958,7)	(27 640,6)
Foreign currency translation (losses)/gains	(51,4)	(17,7)	2 098,4
Exploration expenses	(28,1)	(21,5)	(40,3)
Depreciation, amortisation and valuation provisions	(32 260,1)	(4 638,0)	(23 729,3)	(1)
Operating profit/(loss)	5 731,3	26 360,6	(8 004,6)
Tax	393,1	(6 271,8)	2 294,4
Results of operations	6 124,4	20 088,8	(5 710,2)
(1)	As result of the integrated value chain impairment assessment, management has applied discretion in changing the allocation methodology for impairments. This resulted in the correction of the 2020 accumulated depreciation, amortisation and valuation allowances from R14,8 billion to R12,6 billion in financial year 2021, which is immaterial.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

Proved reserves

The table below summarises proved developed and proved undeveloped reserves of synthetic oil as at 30 June, for the last three years. As at 30 June 2023, the total proved reserve estimate for synthetic oil is 1 043,3 million barrels in oil equivalent terms.

	Synthetic oil—South Africa
	(Millions of barrels)
	2023	2022	2021
Opening balance	1 081,2	1 126,4	1 171,6
Revisions	(5,4)	(12,6)	(9,7)
Extensions/discoveries	—	—	—
Production	(32,5)	(32,6)	(35,5)
Balance at 30 June	1 043,3	1 081,2	1 126,4
Proved developed reserves	1 043,3	1 081,2	1 126,4
Proved undeveloped reserves	—	—	—

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Synthetic oil—South Africa
(Rand in millions)
Year ended 30 June	2023	2022	2021
Future cash inflows(1)	1 655 424,1	1 449 554,7	913 301,8
Future production costs	(879 607,7)	(773 811,3)	(625 923,3)
Future development costs	(257 579,0)	(203 400,6)	(201 910,1)
Future income taxes	(139 924,1)	(127 532,5)	(35 537,8)
Undiscounted future net cash flows	378 313,3	344 810,3	49 930,6
10% annual discount for timing of estimated cash flows	(242 023,8)	(210 575,2)	(33 932,3)
Standardised measure of discounted future net cash flows	136 289,5	134 235,1	15 998,3
(1)	Increase mainly due to an improved outlook on average sales price per barrel resulting from higher global oil prices and the weakening of the rand against the US dollar.

The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

Synthetic oil—South Africa
(Rand in millions)
	2023	2022	2021
Present value—opening balance	134 235,1	15 998,3	(1 472,1)
Net changes for the year	2 054,4	118 236,8	17 470,4
Sales and transfers of oil and gas produced net of production costs	(38 070,9)	(31 037,8)	(13 666,7)
Development costs incurred	8 944,6	8 485,6	5 848,1
Revisions	(23 074,1)	(12 884,4)	2 096,8
Extensions	—	—	—
Net changes in prices and costs related to future production	(49 261,1)	211 915,7	(5 925,9)
Changes in estimated future development costs	(22 153,9)	(3 671,5)	34 264,9
Accretion of discount	12 510,6	1 417,9	(433,2)
Net change in income tax	3 867,4	(36 168,8)	(5 560,8)
Net change due to exchange rate	109 291,8	(19 819,9)	847,2
Present value at 30 June	136 289,5	134 235,1	15 998,3

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

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1	Long-Term Incentive Plan
4.2	Trust Deed constituting the Sasol Khanyisa Employee Share Ownership Plan*
8.1	List of significant subsidiaries and significant jointly controlled entities*
12.1	Certification of Fleetwood Grobler, President and Chief Executive Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Hanré Rossouw, Chief Financial Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of Fleetwood Grobler, President and Chief Executive Officer of Sasol Limited, and Hanré Rossouw, Chief Financial Officer of Sasol Limited, pursuant to 18 US C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of independent registered public accounting firm—PwC
96.1	Technical Report*
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Remuneration Report
99.3	Integrated Report—Performance Overview—Chief Financial Officer’s review
99.4	Integrated Report—Preserving and maximising value creation – Our integrated value chains
99.5	Integrated Report— Strategic direction
99.6	Integrated Report—Operational performance summary
99.7	Integrated Report—Governance
99.9.1	Sasol Limited Board Charter*
99.9.2	Terms of reference—Audit Committee and Remuneration Committee*
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

*    Previously Filed with Company’s Form 20-F on 31st August 2022

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
0 25 50 100 Kilometers
Mozambique
Indian Ocean
PPA (N)
PSA Pande DPA*
PSA Corvo Tafula CAP
PT5-C
PPA (S)
PSA Inhassoro DPA*
PSA Temane DPA*
0 12.5 25 50 Kilometers

* DPA - Development Production Area

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SASOL LIMITED

By:/s/ FLEETWOOD GROBLER

Date:	01 September 2023	Fleetwood Grobler
President and Chief Executive Officer

Hanré Rossouw
Chief Financial Officer