Form 20-F
period 2024-06-30
SASOL LTD
filed 2024-09-06
CIK 314590

As filed with the Securities and Exchange Commission on 06 September 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

◻REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

⌧ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the fiscal year ended 30 June 2024

OR

◻TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

◻SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-31615

Sasol Limited

(Exact name of registrant as Specified in its Charter)

Republic of South Africa

(Jurisdiction of Incorporation or Organization)

Sasol Place, 50 Katherine Street, Sandton, 2196

South Africa

(Address of Principal Executive Offices)

Walt Bruns, Chief Financial Officer, Tel. No. +27 10 344 3060, Email walt.bruns@sasol.com

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

*Listed on the New York Stock Exchange not for trading or quotation purposes, but only in connection with the registration of American Depositary Shares (ADS or ADSs) pursuant to the requirements of the Securities and Exchange Commission.

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

648 475 104 Sasol shares comprising

642 143 757 Sasol ordinary shares of no par value

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ◻

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

We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2024. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

All references in this Form 20 F to “years” refer to the financial years ended on 30 June. Any reference to a calendar year is prefaced by the word “calendar”.

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

All references in this Form 20F to “South Africa” and “the government” are to the Republic of South Africa and its government. All references to the “JSE” are to the JSE Limited or Johannesburg Stock Exchange, the securities exchange of our primary listing in South Africa. All references to “SARB” refer to the South African Reserve Bank. All references to “PPI” and “CPI” refer to the South African Producer Price Index and Consumer Price Index, respectively, which are measures of inflation in South Africa. All references to “GTL” refer to our gas-to-liquids processes.

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

Future production profiles in this Form 20-F, and its related exhibits, do not yet reflect the impact of our greenhouse gas (GHG) reduction strategy as the programme was still in pre-feasibility phase at 30 June 2024. It is expected that the programme will progress past pre-feasibility during calendar 2024 with the related impact of disclosure reflected in this Form 20-F.

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

“Financial Review” means the Chief Financial Officer’s statement included in Exhibit 99.3.

“Headline earnings per share (HEPS)” refers to disclosures made under the listings requirements issued by the JSE (JSE Listing Requirements).

“Core headline earnings per share (CHEPS)” refers to a disclosure based on HEPS above, calculated by adjusting headline earnings with non-recurring items, once-off tax adjustments, earnings and losses of significant capital projects (exceeding four billion rand) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of Broad-Based Black Economic Empowerment (B-BBEE) transactions. Period close adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings is a useful measure of the group’s sustainable operating performance. However, this is not a defined term under IFRS, should not be viewed as a substitute for earnings for the year or earnings per share and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, core headline earnings may not necessarily be indicative of Sasol’s financial position, changes in equity, results of operations or cash flows.

“EBIT” refers to earnings before interest and tax.

“LBIT” refers to loss before interest and tax.

FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the SEC, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

●	rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by geopolitical conflicts and/or instability and subsequent sanctions;
●	the capital cost of our projects, including the Production Sharing Agreement (PSA) project (including material, engineering and construction cost) and the timing of project milestones;
●	our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as our ongoing business activities;
●	statements regarding our future results of operations and financial condition and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives;
●	statements regarding recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition;
●	statements of our business strategy, business performance outlook, plans, objectives or goals, including those related to products or services;
●	statements regarding future competition, volume growth and changes in market share in the industries and markets for our products;
●	statements regarding our existing or anticipated investments (including the Mozambique exploration and development activities, the GTL joint venture in Qatar, chemical projects and joint arrangements in North America and other investments), acquisitions of new businesses or the disposal of existing businesses, including estimates or projections of internal rates of return and future profitability;
●	statements regarding our estimated oil, gas and coal reserves;
●	statements regarding the probable future outcomes of litigation and regulatory proceedings and the future development in legal and regulatory requirements including statements regarding our ability to comply with future laws and regulatory requirements;
●	statements regarding future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices;
●	statements regarding the demand, pricing and cyclicality of oil, gas and petrochemical product prices;
●	statements regarding changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability;
●	statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; statements regarding total shareholder return;
●	statements regarding our growth and expansion plans;
●	statements regarding our current or future products and anticipated customer demand for these products;

●	statements regarding acts of war, terrorism or other events that may adversely affect the group’s operations or those of key stakeholders to the group;
●	the impact of any pandemics, and the measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity;
●	the effectiveness of any actions taken by Sasol to address or limit any impact of such pandemics on its business, people and operations;
●	statements and assumptions relating to macroeconomics including in relation to potential impact of pandemics;
●	statements regarding climate change, climate change impacts, and our climate change strategies including strategies around disclosure and transparency of climate, energy efficiency improvement, GHG emission reduction targets, our net zero emissions ambition and future low-carbon initiatives, including relating to green hydrogen, renewable fuels and sustainable aviation fuel;
●	statements regarding our estimated carbon tax liability;
●	statements regarding cybersecurity;
●	statements regarding ongoing legal proceedings, including tax litigation and assessments; and
●	statements of assumptions underlying such statements.

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

●	the impact of pandemics, and the related response measures, on the Company and on the economies in which we operate;
●	the outcome in pending and developing regulatory matters and the effect of changes in regulatory requirements and government policy;
●	the political, social and fiscal regime and economic conditions and developments in the world, especially in those countries in which we operate;
●	the outcome of legal proceedings including tax litigation and assessments;
●	our ability to maintain key customer relations in important markets;
●	our ability to improve results despite increased levels of competition;
●	our ability to utilise our oil gas and coal reserves as anticipated;
●	the continuation of substantial growth in significant developing markets;
●	the ability to benefit from our capital investment programme;
●	the accuracy of our assumptions in assessing the economic viability of our large capital projects and growth in significant developing areas of our business;
●	the ability to gain access to sufficient competitively priced gas, coal and other feedstocks and/or other commodities;

●	the impact of increasingly more stringent environmental, sustainability, governance and regulatory requirements on our operations and access to natural resources;
●	the risk of potential liability for our operations under existing or future environmental regulations;
●	our success in continuing technological innovation to address climate change risks;
●	the success of our B-BBEE ownership transactions;
●	our ability to maintain sustainable earnings despite fluctuations in oil, gas and commodity prices, foreign currency exchange rates and interest rates;
●	our ability to maintain sufficient levels of cash at all times;
●	our ability to attract and retain sufficient and adequately skilled employees;
●	the risk of completing major projects within budget and schedule; and
●	our success at managing the foregoing risks.

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

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk factors

This section describes some of the risks that could materially affect, separately or in combination, Sasol’s business, operating results, cash flows and financial position. Additional risk factors not presently known to us or that we currently deem immaterial may also impair our business operations. Accordingly, investors should carefully consider these risks.

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

Risks related to our business

●	Cyclicality in petrochemical and refined product margins, supply and demand may adversely affect our business, operating results, cash flows and financial position;

●	Our coal, crude oil, and natural gas reserve estimates may be materially different from quantities and qualities that we eventually recover or ultimately make use of;
●	We may be unable to access, discover, appraise and develop gas resources at a rate and price that is viable to sustain our business and/or enable growth;
●	We may not be able to exploit technological advances quickly enough and successfully, or competitors may develop superior technologies; and
●	Our insurance may not sufficiently cover damage or other potential losses, thereby impacting our business and financial position.

Risks related to financial matters

●	We may not be able to repay, extend or refinance our debt in a timely manner or at all, which would have a material adverse effect on our credit rating, financial position and ability to continue as a going concern;
●	Our access to and cost of funding is affected by our credit rating, which in turn is affected by, among other factors, our financial performance and the sovereign credit rating of the Republic of South Africa;
●	We may not achieve our Sasol 2.0 targets or deliver sufficient positive impact to the cash flow available for debt service through cash generation targets set;
●	Fluctuations in coal, crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial position and
●	Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial position.

Refer to Risks related to legal, regulatory and governance matters on impairment risks

Risks related to economic, political or social factors

●	Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit.

Risks related to our capital investments

●	We may not achieve projected benefits of acquisitions or divestments;
●	Our projects / capital investments may be subject to schedule delays and cost overruns, and we may face material changes in market conditions or other business assumptions, which could render our projects unviable or less profitable than planned;
●	The concentration of service providers supplying the oil and gas industry and the immaturity of the supplier market in Mozambique may adversely affect our business;
●	Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial position; and
●	We may not pay dividends or make similar payments to shareholders in the future due to various factors.

Risks related to the safety and reliability of our operations

●	Constraints in the supply of water and electricity above inflation utility cost increases as well as poor infrastructure may impact our operations;
●	We may face potential costs as well as harm to our reputation in connection with incidents causing property damage, personal injury or environmental contamination, and industry and value chain-related operational interruptions; and
●	Our facilities may also be subject to deliberate disruptions.

Risks related to legal, regulatory and governance matters

●	Our shareholders might lose confidence in our financial and other public reporting if we continue to experience material weaknesses identified and fail to maintain an effective system of internal controls over financial reporting, which in turn may adversely affect our share price;
●	Certain factors may result in the recognition of an impairment charge, which could negatively impact our financial position;

●	Actual or alleged non-compliance with regulatory requirements could result in criminal or civil enforcement and associated sanctions and/or harm our reputation and negatively impact our licence to operate;
●	Stringent South African regulations in the areas of mining, petroleum and energy activities may have an adverse effect on our mineral rights and impact our business, operating results, cash flows and financial position;
●	Changes in safety, health, environmental and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial position;
●	We are subject to risks associated with litigation and regulatory proceedings; and
●	Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may impact our competitive advantage.

Risks related to our sustainability

●	Our strategy to respond to climate change, including compliance with evolving regulatory requirements, policy and plans to reduce greenhouse gas (GHG) emissions and to adequately disclose related risks, strategies and impacts, may not be successful.

Risks related to health, including pandemics

●	Our global operations expose us to pandemics, that may adversely affect our workforce and impact business continuity, operating results, cash flows and financial position.

Risks related to information management

●	We may face the risk of data breaches or attempts to disrupt critical information and operational technology services, which may adversely impact our operations and business continuity.

Risks related to our people

●	Challenges remain around our ability to attract and retain critical skills to support current and future business requirements.
●	We may not achieve the targets and positive impact expected from the adoption of the Streamlining Program

Risks related to our American Depositary Receipts (ADR or ADRs)

●	The exercise of voting rights by holders of ADRs is limited in some circumstances;
●	Holders of Sasol’s ordinary shares or ADSs may be subject to dilution as a result of any non-preemptive share issuance, and shareholders outside South Africa or ADS holders may not be able to participate in future offerings of securities (including Sasol’s ordinary shares) carried out by or on behalf of Sasol;
●	Sales of a large amount of Sasol’s ordinary shares and ADSs could adversely affect the prevailing market price of the securities; and
●	US securities laws do not require Sasol to disclose as much information to investors as a US issuer is required to disclose, and investors may receive less information about the Company than they might otherwise receive from a comparable US company.

Risks related to our business

Cyclicality in petrochemical and refined product margins, supply and demand may adversely affect our business, operating results, cash flows and financial position

Sasol’s chemicals portfolio includes several products that are exposed to cyclicality in margins and demand. Margins for polymers, solvents, surfactants and fertilisers trend in a cyclical manner that usually, but not always, coincides with the normal business cycles of regional and global economies.

Cyclicality combined with difficulty in forecasting the timing of business cycles, and prices for refined and chemical products, especially during periods of volatile market conditions, may have a material adverse effect on our business, operating results, cash flows and financial position.

Loss of business competitiveness remains a risk, driven by inter alia uncompetitive product prices, insufficient volumes impacting the competitiveness of our cost structure (for any/all of our products) to meet demand, cost of production and production volumes, sub-optimal inventory levels, supply chain disruptions, critical feedstock availability, inadequate innovation, a breakdown in key customer relationships, loss of customers and ability to place product in the market. This includes the risk of increased competition in the liquid fuels market in Southern Africa should new market entrants emerge who in turn could place refineries with own production at risk.

Our coal, crude oil, and natural gas reserve estimates may be materially different from quantities and qualities that we eventually recover or ultimately make use of

Our reported coal, crude oil, and natural gas reserves are estimated quantities and qualities based on applicable reporting regulations that, under present conditions, have the potential to be economically mined, processed, produced, delivered to market and sold.

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

Reserve estimates are adjusted to reflect improved recovery and extensions and are also revised from time to time based on improved data acquired from actual production experience and other factors. In addition, regulatory changes and market prices may result in a revision to estimated reserves. Revised estimates may have a material adverse effect on our business, operating results, cash flows and financial performance. For example, if quantities and qualities eventually recovered or if recovery rates are materially different from estimates, then this could result in us having insufficient quantities to meet demand or supply obligations for such production. See “Item 4.D—Property, plants and equipment”.

We may be unable to access, discover, appraise and develop gas resources at a rate and price that is adequate to sustain our business and/or enable growth

Our natural gas resources in Mozambique are of particular importance as feedstock for our plants in South Africa, as well as for sales of gas into the markets in Mozambique and South Africa. We continue to develop a portfolio of gas options in Mozambique which includes gas field development of the current Petroleum Production Agreement (PPA) and Production Sharing Agreement (PSA) assets, pursuing exploration opportunities, as well as considering options for future supply of liquified natural gas. However, we cannot be sure that we will be able to successfully develop the full portfolio of gas options. Capital availability as well as economic viability play a key role in determining which projects are implemented. Cost of gas increases when there is low volume recovery requiring significant capital investments. The cost of these additional tranches of gas has the potential to be uneconomical to buyers of gas.

Natural gas from the PPA, based on being in operation since 2004, has started to decline. However, there are no guarantees that the production plateau can be extended given the inherently uncertain nature of upstream production in accurately forecasting gas recovery, especially at this stage of the asset life. In addition to PPA investments, any investment made in the PSA has significant volume uncertainty given that it is a new development, and additional data is required to improve forecasting. Gas to the domestic market in Mozambique will be prioritised according to existing commitments, and thereafter production will be allocated according to the gas volumes contracted for export to South Africa.

Competition for suitable opportunities, increasing technical difficulty, stringent regulatory and environmental standards, large capital requirements, lack of strategic enabling infrastructure and existing capital commitments may negatively affect our ability to access, appraise and develop new gas resources in a timely manner, which could adversely impact our ability to support and sustain our current business operations while we transition to Future Sasol. Our future growth could also be impacted by these factors, potentially leading to a material adverse effect on our business, operating results, cash flows and financial position.

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

Over time, green hydrogen is anticipated to be a feedstock for the sustainable products that we will increasingly look to produce, however, this will depend on the affordability of green hydrogen production and electrolysers, scale of renewable energy roll-out and our ability to procure the technology cost effectively. Our effort to become a green hydrogen producer may be unsuccessful and the process may lead to increased operational and capital costs and negatively impact other growth strategies. For more information, see “—Risks related to our sustainability—Our strategy to respond to climate change, including compliance with evolving regulatory requirements and policies to reduce GHG emissions and to adequately disclose related risks, strategies and impacts, may not be successful and could result in negative sentiments and environmental claims impacting negatively on our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our licence to operate and impede our access to capital and financing—Transitional risk, Access to low-carbon opportunities”.

Our insurance may not sufficiently cover damage or other potential losses, thereby impacting our business and financial position

It is Sasol’s policy to ensure effective service provider management and procure appropriate insurance cover for property damage and business interruption for its production facilities. The policy is to procure cover above acceptable deductible levels at acceptable commercial premiums. However, full cover for all loss scenarios may not be available at acceptable terms or commercial rates, and we cannot give any assurance that the insurance procured for any particular year would cover all potential risks sufficiently or that the insurers will have the financial ability to pay all claims that may arise. In addition, loss and liability in relation to cybersecurity may not be sufficiently covered by our insurance.

The costs we may incur as a result of the above or related factors could have a material adverse effect on our business, operating results, cash flows and financial performance.

Risks related to financial matters

We may not be able to repay, extend or refinance our debt in a timely manner or at all, which would have a material adverse effect on our credit rating, financial position and ability to continue as a going concern

A number of short to medium-term factors can adversely affect our access to capital and ability to repay, extend or refinance our existing debt or access future financing on commercially reasonable terms (if at all), which in turn can materially affect our business results, liquidity and financial position. These factors include:

●	the increased risk of a prolonged surge in global inflation and interest rates;
●	poor financial and operational performance, including operating cash flow, net debt to earnings before interest, taxes, depreciation and amortisation (EBITDA) ratio, gearing as well as the significant decrease in the share price and subsequent market capitalisation, which negatively impacts market confidence;;
●	prolonged dislocation in the financial and capital markets;
●	insufficient cash flow available for debt service in the current (or future) reporting periods to support the amount of debt already on the balance sheet, or slow or insufficient impact to the cash flow available for debt service;
●	prolonged periods of low oil prices and product margins;
●	inherent business risks, including unplanned production outages, declines in margins for our products, higher than anticipated capital requirements to sustain operations and projects and supply chain disruptions;
●	climate change and environmental, social and governance (ESG) strategy concerns, which may restrict the availability of bank loans or access to the local and global debt capital markets;
●	changes in financial market regulation; and
●	adverse global events including impact from pandemics and geopolitical conflicts.

In addition, our principal credit facilities contain restrictive covenants (including financial covenants). These restrictive covenants limit, among other things, our ability to encumber our assets, incur incremental debt and dispose of assets in certain circumstances. In addition, the financial covenants include a requirement to not exceed a maximum net debt-to- EBITDA ratio. These restrictive covenants could limit our operating and financial flexibility and failure to comply with any covenant may enable the lenders to accelerate repayment obligations.

Our operating cash flow and credit facilities may also be insufficient to meet our capital requirements and related incremental working capital plans, depending on the timing and cost of development of our existing and future projects and our operating performance, as well as our ongoing business activities. As a result, additional capital may be needed to meet the funding requirements of these projects and ongoing business activities, and any inability to refinance or extend debt maturities may impact our financial condition and ability to continue as a going concern.

Further, we have incurred US dollar denominated debt. To the extent US dollars are not readily available to us, we may not be able to fund such repayments.

Under South African exchange control regulations, we must obtain approval from the Financial

Surveillance Department (FSD) of the South African Reserve Bank (SARB) regarding any capital raising activity involving a currency other than the rand. In granting its approval, the FSD may impose conditions on our use of the proceeds of the capital raising activity outside South Africa, including limits on our ability to retain the proceeds of this capital raising activity outside South Africa or a requirement that we seek further approval by the FSD prior to applying any of these funds to any specific use. Any limitations imposed by the FSD on our use of the proceeds of a capital raising activity could adversely affect our flexibility in financing our investments or our financial needs. For more information regarding exchange controls in South Africa, see “Item 10.D—Exchange controls”.

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

We may not achieve our Sasol 2.0 targets or deliver sufficient positive impact to the cash flow available for debt service through cash generation targets set

In November 2020, Sasol announced the Sasol 2.0 business programme that has specific targets for cash fixed cost, gross margin, working capital and capital expenditure. Further other cash generation targets are driven through annual budgeting processes.

There are factors that may negatively impact the achievement of the set targets. These include negative macroeconomic developments or deterioration of market conditions as well as the impact of operational instability and our failure to manage costs appropriately across our operating sites. The actual cash flow improvement achieved may therefore differ significantly from the current targeted amounts. The actual improvements may only be targeted in countering inflation and macroeconomic developments and may not result in expected improvements. If the anticipated benefits cannot be realised from these efforts, our business, operating results, financial position, cash flows and ability to execute our growth strategy could be adversely affected.

Fluctuations in coal, crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial position

Market prices are subject to fluctuations due to general economic conditions, production capacity, industry inventory levels and technology advancements

We depend on coal, crude oil, natural gas, ethane, chemicals and petroleum products, among others, as feedstock and process materials. The market prices of these products fluctuate, and it remains inherently challenging to forecast such fluctuations in prices and refining margins as they are subject to local and international supply and demand fundamentals and other factors, such as macro environment volatilities, over which we have no control. Currency fluctuations and commodity prices can have a joint impact on our financial performance and could adversely affect our business, operating results, cash flows and financial position, including the delay or cancellation of projects.

In addition, a substantial proportion of our turnover is derived from sales of natural gas, chemical and petroleum products, the prices of which have fluctuated significantly in recent years. These prices are affected primarily by crude oil prices and other global factors including changes in product inventory, production capacity and availability of substitute products. Worldwide supply conditions and crude oil prices may be significantly influenced by macroeconomic conditions, industry inventory levels, technology advancements, weather-related damage and disruptions, alternative fuel prices and geopolitical risks, including warfare. See “Item 5.A—Operating results” for the impact of the crude oil prices on the results of our operations.

It is inherently difficult to forecast fluctuations in prices for coal, crude oil, natural gas, ethane, chemicals and petroleum products. This risk has been exacerbated by the disruption caused by the Russia- Ukraine war as well as the Israel-Hamas conflict and the related instability in the Middle: East, and the consequent inflationary pressures from feedstock costs, impacts on supply chains and uncertainties around changes in monetary policy in high inflationary environments. The macro environment remains volatile, with key indicators (such as exchange rate, oil, feedstock cost and inflation) changing significantly.

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

Piped gas prices are regulated through the approval of maximum piped gas prices by the National Energy Regulator of South Africa (NERSA). NERSA uses its Maximum Gas Price Methodology adopted from time to time as the guideline for assessing and deciding on maximum gas price applications by licensed traders. In January 2023, NERSA adopted a revised Maximum Gas Price Methodology. The implementation by NERSA of this revised methodology in relation to future gas price applications by Sasol Gas (Pty) Ltd (Sasol Gas) could have an adverse effect on our business, operating results, cash flows and financial position. In addition, the outcome of the ongoing litigation in the review application of the 2021 NERSA Maximum Gas Price decision (described under “Item 4.B—Business overview—Legal proceedings and other contingencies”) may also lead to such an adverse effect.

Long -term fluctuations in US dollar prices for oil

While we use derivative financial instruments and engage in hedging activities from time to time to mitigate against downside risk, these do not protect against differing trends in the correlation between crude oil and chemicals and petroleum product prices and as such, our exposure could result in reduced revenues and may have an adverse effect on our business, operating results, cash flows and financial performance. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

Fluctuations in exchange rates may adversely affect our business, operating results, cashflows and financial position

The rand is the principal functional currency of our operations, and we report our financial results in rand. However, a significant portion of our turnover is impacted by the US dollar and the pricing of most petroleum, and chemical products is based on global commodity and benchmark prices, which are quoted in US dollars. Further, the components of the BFP are US dollar-denominated and converted to rand, which impacts the price at which we sell fuel in South Africa. In addition, a significant part of our borrowings is US dollar-denominated, as these relate to investments outside South Africa or constitute materials, engineering and construction costs imported into South Africa. Fluctuations in the rand/US dollar (ZAR/US$) exchange rate impact our financial leverage and estimated capital expenditure. We also generate turnover and incur operating costs in US dollars, euros and other currencies.

Accordingly, fluctuations in exchange rates between the rand and US dollar, and/or euro may have a material effect on our business, operating results, cash flows and financial position.

Furthermore, the rand exchange rate is affected by various international and South African economic and political factors. Strengthening of the rand would have an adverse effect on our operating results, cash flows and financial position. However, given the significance of our foreign currency-denominated long-term debt, a weaker rand against the US dollar would have a negative impact on our gearing. See “Item 5.A—Operating results” for further information regarding the effect of exchange rate fluctuations on our results of operations.

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

Risks related to economic, political or social factors

Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit

Fiscal and monetary policies

Macroeconomic factors, such as inflation and interest rates, could affect our ability to contain costs and obtain cost-effective debt financing. Global financial conditions, geo-political tensions, commodity price trends, emerging market sentiment swings and domestic socio-political and policy developments, could contribute to significant currency volatility.

Further, global economic conditions remain uncertain. Macroeconomic and socio-political uncertainties and other potential disruptions to international credit markets and financial systems could cause a loss of investor confidence and any economic recovery may remain limited in geographic scope. The risk also remains that a recovery could be slow or that the global economy could fall into a deep and long-lasting recession.

Political and social uncertainty

We have invested in or are in the process of investing in and/or divesting from, significant operations in Southern African, European, North American, Asian and Middle Eastern countries that are experiencing or have experienced political, social and economic uncertainty. For example, South Africa faces ongoing challenges in improving the country’s growth potential, reducing inequality, weak public finances, corruption and addressing weaknesses at state-owned enterprises, particularly the national power utility, Eskom and Transnet SOC Limited (Transnet) (the state-owned rail, port and pipeline company), and other institutions. It also continues to face events and risks related to civil and social unrest. These factors remain a risk to South Africa’s business environment, sovereign credit rating outlook and future socioeconomic stability.

In addition, economic and political instability in regions outside of the jurisdictions in which we operate and other geopolitical conflicts and/or instability such as the Russia-Ukraine war as well as the Israel-Hamas conflict and the related instability in the Middle: East may result in unavoidable uncertainties that could negatively affect costs of business and cause volatility in exchange rates, commodity prices, inflation and interest rates. Such events could also impact worldwide political, regulatory, economic or market conditions, as well as causing instability in political institutions, regulatory agencies and financial markets, any of which could have a material adverse effect on our business, operating results, cash flows and financial position.

Sasol operates in countries where political and social factors, such as political instability, civil unrest, or changes in government policies, could affect its operations. Specifically, Sasol’s mining operations are vulnerable to community disruptions, such as local community protests to obtain employment opportunities and procurement contracts. Further, government policies, laws and regulations in countries where we operate, or plan to operate, may change in the future. Such changes may also be triggered by changes in government/public representatives due to the outcomes of elections in various countries/regions where we operate. Governments in those countries have in the past and may in the future pursue policies of resource nationalisation and market intervention, including through protectionism like import tariffs and subsidies. The impact of such changes on our ability to conduct operations or deliver on planned projects cannot be determined with any degree of certainty. Such changes may therefore have an adverse effect on our operations and financial results.

Sasol Mining is obliged to comply with the Mining Charter, in that Sasol Mining should empower local communities and local businesses with at least 51% Black-owned, 100% Black Women-Owned and Designated groups companies. The target of procurement spend is increased annually in accordance with the Mining Charter. Failure to comply with the Mining Charter provision might result in an adverse effect on the Sasol Mining Licence.

Transformation and local content

We are required to interpret and understand the local content requirements for certain countries in which we operate. For example, in the Republic of

Mozambique we are required to interpret and comply with certain local content requirements to be able to enhance our social licence to operate in the oil and gas industry. As a result, not understanding or complying with these local content requirements poses a risk to us.

Further, we cannot ensure compliance with transformation requirements or with newly imposed regulations. For example, value creation, if any, to the majority of the Khanyisa shareholders (black, permanently employed South African employees) at the conclusion of the Sasol Khanyisa Transaction (as defined below) is exposed to the inherent business risks of Sasol South Africa Limited (SSA) during the empowerment period of the 10-year Khanyisa transaction. The value created is determined with reference to the extent the fair value of SSA and any dividends declared by SSA exceed any outstanding vendor financing related to the Khanyisa shareholding transaction at the end of the transaction period (being 10 years). Any adverse impact on dividend distributions to the Khanyisa shareholders or on the valuation of the SSA business on conclusion of the transaction will reduce the ultimate value created, which could negatively impact the Sasol Group in terms of its ability to meet B-BBEE targets. See “Item 4.B—Empowerment of historically disadvantaged South Africans”.

Disruptive industrial action

While the Sasol employee relations landscape is relatively stable, the South African labour market remains volatile and can be characterised by major industrial action in key sectors of the economy, especially during the season of wage negotiations. The current socio-economic climate, cost-of living-pressures and high unemployment rates increase this risk.

Other factors affecting our operations

Other specific country risks that are applicable to countries in which we operate, and which may have a material adverse effect on our business include:

●	expropriation of assets;
●	non-performance by state-owned enterprises in South Africa such as Eskom and Transnet. See “—Risks related to the safety of our operations—: “Constraints in the supply of water and electricity as well as poor infrastructure may impact our operations”;

●	lack of capacity (financial or otherwise) to deal with emergency response situations; and
●	terrorism threats.

Risks related to our capital investments

We may not achieve projected benefits of acquisitions or divestments

We may, from time to time and subject to favourable market conditions, pursue acquisitions or divestments. Further, the rise of factors and concerns relating to sustainability and ESG issues in investment decisions may also result in certain divestments.

With any such transaction, there is the risk that any benefits or synergies identified at the time of such acquisition or divestment may not be fully achieved as a result of changing or inappropriate assumptions, materially different market conditions, integration challenges or other factors. Furthermore, we could be found liable, regardless of extensive due diligence reviews, for past acts or omissions of the acquired or disposed business without any adequate right of redress.

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

Our capital projects were and are subject to the risk of delays and cost overruns inherent in any project, including as a result of:

●	shortages or unforeseen increases in the cost of equipment, labour and raw materials whether as a result of inflation, global supply chain disruptions, geo-political tensions or otherwise;
●	unforeseen design and engineering problems, contributing to or causing late additions and/or increases to scope;
●	unforeseen construction problems and/or fraudulent activities and criminal syndicates
●	unforeseen failure of mechanical parts or equipment;
●	unforeseen technical challenges on start-up causing delays in beneficial operations being achieved;
●	inadequate phasing of activities;
●	unforeseen safety issues;
●	labour disputes;
●	inability to recruit or retain labour with the required expertise to execute the project/capital investment;
●	lack of community support;
●	inadequate workforce planning or productivity of workforce;
●	inadequate change management practices;
●	natural disasters and adverse weather conditions, including excessive winds, higher-than-expected rainfall patterns, tornadoes, cyclones and hurricanes or a pandemic;
●	failure, or delay to source equipment or materials by third-party suppliers and /or service providers;
●	significant variations in the assumptions we make in assessing the viability of our projects, including those relating to budget development, capital and operating costs, commodity prices and the prices for our products, exchange rates, import tariffs, interest rates, discount rates (due to changes in country risk premiums) and the demand for our products; and
●	regulatory approvals and compliance obligations, including changes to regulations, such as environmental regulations, and/or identification of changes to project scope necessary to ensure safety, process safety, and environmental compliance.

For example, development of projects such as the Field Development Plan Amendment (FDP) of the PSA in Mozambique (which allows for flexible production from different reservoirs) involved capital-intensive processes carried out over long durations. Any cost overruns, schedule delays, reservoir performance issues, process safety incidents or adverse changes in assumptions affecting the viability of the project could have had a material adverse effect on our business, operating results, cash flows, financial position and prospects.

In addition, our capital projects are subject to high inflation risk. For the impact of high inflation on costs of operations and the material adverse impact on our financial position, see “—Risks related to economic, political or social factors—Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit—Fiscal and monetary policies / Political and social uncertainty”.

The concentration of service providers supplying the oil and gas industry and the immaturity of the supplier market in Mozambique may adversely affect our business or our operations.

The service provider market supplying the oil and gas industry in Mozambique is not mature and we rely heavily on international contractors to support our projects. In most instances costs are increased on the basis that local contractors are required to be appointed over international contractors, to comply with local content requirements, who then subcontract to the international contractors. With the global oil and gas market booming due to increased activity and global supply chain constraints, supply and demand for services is driving rates up. We depend on those service providers to fulfil their contracts at acceptable rates and should one or more of these contracts be terminated as a result of increased rates, particularly for our well delivery operations, we may be unable to speedily replace these services on terms that are acceptable to us, increasing our costs, disrupting our operations and materially affecting our financial position.

Further, although our procurement policy requires service providers to acknowledge our requirement that they maintain acceptable corporate values and ethical standards, there is a risk that instances of unethical conduct could occur, and such instances could impact our reputation. In addition, if we identify that a service provider fails to meet these standards, such service provider could be replaced which in turn could cause additional strain on the supply chain (thereby increasing costs and delivery times) particularly if any of our largest service providers were to be implicated.

Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial position

We have invested in a number of associates and joint arrangements, and we continue to consider such opportunities where appropriate. The development of these projects may require investments in associates and joint arrangements, some of which are aimed at facilitating entry into countries and/or sharing risk with third parties.

Although the risks are shared, the objectives of our associates and joint arrangement partners, their ability to meet their financial and/or contractual obligations, compliance with legal requirements, compliance to safety, health and environmental requirements and standards, behaviour and ethical standards may result in disputes and/or litigation which in turn may have a material adverse effect on our business, operating results, cash flows and financial condition, and may constrain the achievement of our growth objectives.

We may not pay dividends or make similar payments to shareholders in the future due to various factors

As further described under “Item 8––Financial Information”, the Company’s dividend policy takes into consideration various factors, including overall market and economic conditions, the Sasol group’s financial position, and capital investment plans.

Whether funds are available for distribution to shareholders depends on a variety of factors, including the quantum of leverage, the amount of cash available, our capital expenditure and other liquidity requirements existing at the time. Given these factors and our board of directors’ discretion to declare cash dividends or other similar payments, dividends may not be paid in the future.

Risks related to the safety and reliability of our operations

Constraints in the supply of water and electricity, above: inflation utility cost increases as well as poor infrastructure may impact our operations

Our operations are located in multiple regions across the world and are reliant upon the stable supply of electricity, availability of water and access to transportation routes in order to optimally run our operations and/or move our products. The infrastructure in South Africa, such as rail, inland water systems, electricity (both the generation and transmission of electricity) and water supply need to be further maintained, upgraded and expanded, and in certain instances, possibly at our own cost. In addition, we have operations in locations that may be subject to substantial electricity cost increases, including but not limited to our operations in Europe: These increases may be driven by, among other factors, geopolitical events, regulatory actions and/or ESG considerations. Any lack of access to reliable electricity supply, limited access to water, above-inflation utility cost increases, infrastructure challenges, or failure to identify and obtain the resources required to establish the infrastructure necessary for the development of our projects could have a material adverse effect on our business, operating results, cash flows, financial position and future growth.

A reliable supply of electricity is important to run our plants optimally. While we have the capacity to generate half of our own electricity requirements at our South African operations, we remain dependent on external electricity supply from Eskom. Severe weather conditions can disrupt the supply of coal to Eskom’s power stations and result in disruptions to its electricity production. In addition, between 2018 and 2024, Eskom implemented intermittent electricity load curtailment and outages as a result of not being able to meet the country’s demand for electricity. Even though under load curtailment, only our Sasolburg Operations in South Africa are required to reduce demand, such load curtailments can result in production losses and have a material adverse effect on our business, financial position and future growth.

South Africa’s electricity supply improved in the first half of 2024, with a reduction in load curtailments during the first quarter and no-load curtailments in the second. Two factors have contributed to the stabilisation of the grid supply in South Africa - a reduction in unplanned outages of the Eskom fleet and a reduced demand due to the private sector and households moving to solar generation.

The availability of water is becoming increasingly limited as demand increases in the catchment areas within which we operate, specifically in South Africa, exacerbated by the effects of climate change. A significant part of our operations requires the use of large volumes of water. South Africa is generally an arid country with a highly variable climate, and prolonged periods of drought, sudden floods, significant changes to current water laws or our related permits/ authorisations could increase the cost, management or availability of our water use and supplies or otherwise impact our operations. Water use by our operations varies widely depending largely on feedstock and technology applied. Water to our South African operations is supplied from the Integrated Vaal River System (IVRS), which makes up about 81% of Sasol’s total water demand. While the water supply to these operations remains largely secure, expectations are that this will worsen. This may lead to issues of water availability or the imposition of restrictions on its use, specifically during periods of drought. Seasonal changes can result in a deterioration in the quality of water supplied from the IVRS, which can lead to feed water that is highly variable and regularly of poor quality, resulting in increased treatment costs. Although various technological advances may improve the water efficiency of our processes, these are capital intensive. We may also experience limited water availability due to periodic drought events aggravated by delays in completing phase 2 of the Lesotho Highlands Water Project which is currently underway. In addition, deterioration in water quality and other infrastructure challenges related to our South African operations, could have a material adverse effect on our business, operating results, cash flows, financial position, and future growth.

Lack of infrastructure reliability and availability could equally impact our operations. The transportation of inbound materials to our plants and of products to our customers is reliant on the region’s available workforce and infrastructure. Numerous factors like natural disasters, labour strikes, political unrest, compromised infrastructure, criminal activity, pandemics or extreme weather events may impact on transportation modes which could have a material adverse effect on our business, operating results, cash flows, financial position and future growth. For further information on operational interruptions impacting our business or value chains, which may have a material adverse effect on volumes produced and costs, see “—Risks related to the safety and reliability of our operations—We may face potential costs in connection with accidents causing property damage, personal injury or environmental contamination, industry and value chain-related operational interruptions”.

Moreover, unplanned rail and port outages in South Africa could cause a negative impact on our sales volumes, cost and profitability while exposing the Company to the risk of increased road transport accidents. While we have some of our own infrastructure employed and other options with some products at our South African operations, we remain dependent on Transnet (for example, for exports from South Africa). Transnet often causes transportation delays impacting on our ability to export our chemicals products timeously, resulting in financial losses and reputational damage.

We may face potential costs as well as harm to our reputation in connection with incidents causing property damage, personal injury or environmental contamination, industry and value chain-related operational interruptions

Operational interruptions impacting our business or value chains may have a material adverse effect on volumes produced and costs. These impacts could be caused by the failure of critical assets, extreme weather events or natural disasters lack of required feedstock volumes and quality (specifically coal, natural gas, crude oil, petroleum, ethane and ethylene), supply chain disruption (inbound and outbound, including critical input or process materials and reliance on third party infrastructure), utility interruption (including electricity, water, oxygen, steam, hydrogen, nitrogen, and reliance on third party suppliers and infrastructure), cleaning costs in relation to contamination or a breach of our social licence to operate (including non-compliance with regulatory requirements, licences or permits).

We operate coal mines, explore for and produce gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of crude oil, chemicals and gas, related raw materials, products and waste materials. These facilities and their respective operations are subject to various risks, such as fires, explosions, loss of containment of hazardous substances, and soil and water contamination, among others. As a result, we are subject to the risk of experiencing, and in the past have experienced, industry-related incidents. Further, if we fail to provide safe working environments for our employees and the public while at our facilities, premises or adequate product transportation, it could lead to injuries, loss of life and work stoppages: halting production. Such incidents may lead to inspections conducted by relevant authorities, with the associated potential consequences of enforcement action, including directions to temporarily cease and desist operations and/or the imposition of fines and penalties and potentially could lead to the denial of our licence to operate. For example, in South Africa, section 54 of the Mine Health and Safety Act, 29 of 1996 (Mine Health and Safety Act) allows an inspector, who has reason to believe that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, to give any instruction necessary to protect the health and safety of such person. Most often these instructions will result in the operations of the whole or a part of a mine being stopped, resulting in significant production losses as well as reputational harm. Further, Sasol operates the Pande and Temane gas fields in Mozambique. The production of gas through wells, pipelines and a processing plant is inherently exposed to the risk of integrity failures (including legacy well obligations and historical issues) which may result in a loss of containment and/or a disruption of gas supply to our own and/or customers’ operations which in turn could have a material adverse effect on our revenue, cash flows, costs and reputation. This may have a material adverse effect on our business. See “Item 4.B—Business overview—Regulation—Safety, health and environment—Regions in which Sasol operates and their applicable legislation”.

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

Risks related to legal, regulatory and governance matters

Our shareholders might lose confidence in our financial and other public reporting if we continue experience material weaknesses, financial statement restatements and fail to maintain an effective system of internal controls over financial reporting which in turn may adversely affect our share price

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting and for evaluating and reporting on the effectiveness of our system of internal controls. We identified material weaknesses in internal control over financial reporting for the financial year ended 30 June 2024. These material weaknesses relate to the following:

●	Lack of adequate resources and understanding of the application of Internal controls over reporting resulting in ineffective design and implementation of internal controls across the South African and Eurasian businesses particularly as it pertains to the level of precision and evidence of review, including the completeness and accuracy of the information relied upon
●	Ineffective IT general controls in Chemicals Eurasia segment;
●	Inadequate design and implementation of risk assessment processes relating to the methodology for the scoping of entities for internal controls over financial reporting purposes; and
●	Inadequate execution of controls over recognition of revenue for consignment inventory within Sasol Oil.

We cannot be certain that our internal controls over financial reporting will become effective or ensure that we design, implement and maintain adequate controls over our financial processes and reporting in the future. If we continue to fail to implement newly required or improved controls or to adapt our controls, or difficulties encountered in their operation, could prevent us from meeting our financial reporting obligations or result in a restatement of previously disclosed financial statements. These financial reporting obligations include filing our periodic reports with the US Securities and Exchange Commission

(SEC) on a timely basis and maintaining compliance with applicable New York Stock Exchange (NYSE) listing requirements.

In addition, material weaknesses and any resulting restatements, could require additional remedial measures, including additional personnel and system changes which could be costly and time consuming and also could subject us to regulatory scrutiny and to litigation which could have a material adverse effect on our business and our reputation.

Furthermore, if we are unable to maintain an effective system of internal controls over financial reporting or disclosure controls and procedures, investors may lose confidence in the reliability of our financial statements, and this may have an adverse impact on investors’ ability to make decisions about their investment.

Certain factors may result in the recognition of an impairment charge, which could negatively impact our financial position

An impairment risk may continue to materialise as a result of one or more uncertainties when preparing the financial statements, such as but not limited to:

●	Macroeconomic assumptions and commodity prices: Sasol’s operating results are heavily dependent on commodity prices, such as those for crude oil, natural gas, coal, ethylene and ethane in the US. A significant decline in these prices, as well as adverse exchange rate developments, inflation, chemical prices and petroleum product prices, above-inflation related price increases in electricity could result in a reduction in the value of Sasol’s assets and operations;
●	Currency fluctuations: We operate in several countries, and our financial results are impacted by exchange rates. A significant change in rates could lead to an impairment of assets denominated in foreign currencies.
●	Environmental and carbon cost regulations; Sasol’s operations are subject to environmental regulations in the countries where it operates. Changes in these regulations and a failure to comply with them could lead to fines or other penalties that could negatively impact our licence to operate and impact Sasol’s financial results. Carbon cost regulations including the carbon tax rate, tax-

free allowances and emissions exceeding the carbon budget requirements could also result in an impairment of our assets;
●	Technological advances: Sasol’s operations rely on complex technologies, and advances in technology could render its assets obsolete. This could result in a reduction in the value of its assets and operations;
●	Economic conditions: Our financial results are impacted by economic conditions in the countries where we operate. A significant economic downturn could result in a reduction in demand for our products, which could impact our financial results;
●	Business strategy: Sasol’s business strategy is subject to risks and uncertainties; changes in the business environment could impact the success of its strategy. If the Company’s strategy is not successful, it could result in an impairment of its assets;
●	Political and social factors: Sasol operates in countries where political and social factors could impact its operations. Political instability, civil unrest, or changes in government policies could lead to a reduction in the value of Sasol’s assets and operations;
●	Operational factors: reduction in the productivity of our coal mining operations resulting in additional external coal purchases, the availability of coal reserves, coal quality and cost of mining activities are among the factors that could impact our financial results. Sasol’s production volumes are also impacted by coal quality, and operational stability, as well as the availability of natural gas reserves, cost of producing or sourcing of natural gas or liquified natural gas and fluctuations in regulated gas selling prices, all of which could lead to an impairment of our assets. Increasing operational costs and costs of sustenance capital, including capital and operational costs required to achieve our environmental target, may impact our financial results and lead to a risk of not meeting the Sasol 2.0 targets; and
●	Changes in our weighted average cost of capital.

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on our results of operations and financial position and harm our reputation.

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

We, like other international petrochemical companies, have a geographically diverse portfolio and conduct operations in some countries which have a perceived prevalence of corruption. Our operations must comply with applicable anti-bribery laws, such as the US Foreign Corrupt Practices Act as well as similar anti-corruption and anti-bribery laws of South Africa and other applicable jurisdictions. Major investments in countries with high corruption exposure create an elevated risk when dealing with private companies, governments or government-controlled entities. There is also a risk associated with the deployment of Sasol sales agents, consultants, customs clearance agencies and other intermediaries, since we could be held liable for any of their actions (including actions in violation of anti-corruption laws and regulations), even if these third parties act independently. While we have an anti-corruption and anti-bribery compliance and training programme in place (including a third-party due diligence process) we cannot provide assurance that there will be no violation and any such violation could result in substantial criminal or civil sanctions and could damage our reputation.

Sanctions laws

Our international operations require compliance with applicable trade and economic sanctions, or other restrictions imposed by governments, such as the US and United Kingdom, and organisations, such as the United Nations, the European Union (EU) and its member countries. While we closely monitor developments in these sanction programmes, a violation of any of these sanction regimes could lead to a loss of import or export privileges, penalties against or the prosecution of Sasol and our employees, which could have an adverse effect on our reputation, business, operating results, cash flows and financial position.

While we have a sanctions compliance programme and sanctions screening systems in place, there can be no assurance that we will comply in the future, particularly as the scope of certain laws may be unclear and subject to frequent amendments or changing interpretations.

Environmental laws and regulations

See “—Risks related to legal, regulatory and governance matters—Changes in safety, health, environmental and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial position”.

Competition laws/Anti-trust laws and Consumer Protection laws

Non-compliance with competition/anti-trust legislation and/or consumer protection laws could expose the Sasol group of companies to administrative penalties, civil claims and damages, including punitive damages by companies and/or consumers who can prove that they were harmed by the breach of competition/anti-trust legislation and/or consumer protection laws. Such penalties and damages could be significant and have an adverse impact on Sasol’s business, operating results, cash flow and financial position. In addition, Sasol’s reputation could be damaged by findings of such contraventions and individuals could be subject to fines and/or imprisonment in countries where competition/anti-trust/consumer protection law violations are a criminal offence.

While it is our policy to comply with all applicable laws and have training and compliance programmes in place, we could inadvertently contravene competition/anti-trust laws and/or consumer protection laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages which may have a material adverse impact on our reputation, business, operating results, cash flows and financial position.

Labour and Employment laws

Various parts of the Sasol operations globally have employees who are members of trade unions. It is a human right to exercise the right to strike in terms of the Constitution of South Africa. Should trade unions exercise this right based on legitimate legal grounds or arbitrary considerations, it could negatively affect the production and general operations of Sasol. To obtain the required skilled and qualified employees and attract appropriate candidates to be employed by Sasol could also suffer should the reputation of Sasol be damaged.

Data privacy laws and regulations

We operate in countries that have data protection laws and regulations. It is our policy to comply with all applicable laws, and we implement numerous training, awareness and data privacy compliance programmes. However, non-compliance with data protection laws could result in fines and/or civil claims and damages. Further, uncoordinated or divergent global legislative standards and regulatory frameworks for digitalisation, including the rise in artificial intelligence, could heighten this risk, which could have a material adverse impact on our reputation and a consequential financial impact. See “—Risks related to information management—We may face the risk of data breaches or attempts to disrupt critical information and operational technology services, which may adversely impact our operations and business continuity”.

South African exchange control and other regulations

South African law provides for exchange control regulations which apply to transactions involving South African residents, including both natural persons and legal entities. These regulations may restrict the export of capital, funds/cash from South Africa, including foreign investments and may require us to obtain regulatory approval from the SARB for certain of our international debt financing. The regulations may also affect our ability to borrow funds from non-South African sources for use in South Africa, including the repayment of these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions and inability to obtain SARB approval where required, may affect the manner in which we finance our transactions outside South Africa and the geographic distribution of our debt which could also impact our financial and strategic flexibility.

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

Where the tax law is not clear, we interpret our tax obligations in a responsible way, with the support of legal and tax advisors as deemed appropriate. Tax authorities and courts may arrive at different interpretations from those taken by Sasol, which may lead to substantial increases in tax payments. Although we believe we have adequate systems, processes and people in place to assist us with complying with all applicable tax laws and regulations, the outcomes of certain tax disputes and assessments may have a material adverse effect on our business, operating results, cash flows and financial position.

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

Ownership rights

In Africa, ownership of rights in respect of land and resources is uncertain: creating the risk that disputes in relation to ownership or other community matters may arise. The impact of these policy intentions and related disputes are not always predictable and may cause disruption to our operations or development plans.

Legal and regulatory uncertainties

Inconsistency of regulations, particularly between developed and developing countries, increases legal and regulatory uncertainty, which may affect both our decision to pursue opportunities in certain countries and also our cost of operations.

Further, legal and regulatory uncertainties could result from changes in regulatory and legal policies of governments. See “—Risks related to economic, political or social factors—Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit––Political and social uncertainty”.

Stringent South African regulations in the areas of mining, petroleum and energy activities may have an adverse effect on our mineral rights and impact our business, operating results, cash flows and financial position

Mining legislation

Certain pieces of South African mining legislation are currently under review and subject to repeal and replacement. For example, once promulgated, the draft Upstream Petroleum Resources Development Bill (UPRDB) currently with the President of the Republic of South Africa for signing will repeal and replace certain mineral and mining related matters currently governed by the Mineral and Petroleum Resource Development Act 28 of 2002 (MPRDA). Such changes, depending on their nature, may impact our operations and compliance costs.

Another example is the 2018 Mining Charter which contains more stringent compliance criteria than the previous Mining Charter, especially in respect of applications for new mining rights and the requirements in respect of the procurement of mining goods. This may have a material adverse effect on Sasol Mining (Pty) Ltd (Sasol Mining). The potential impact on Sasol Mining may be two-fold: higher cost of production and the risk of being non-compliant with the requirements of the 2018 Mining Charter.

The effect on our mining and petroleum rights of possible future amendments to the MPRDA, associated regulations to be promulgated, the Financial Provisioning Regulations and the 2018 Mining Charter may have a material adverse effect on our business, operating results, cash flows and financial.

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

Further, the Gas Act 48 of 2001 (Gas Act), in addition to allowing NERSA to approve gas transmission tariffs and maximum gas prices, also provides NERSA with the authority to issue licences for the construction and operation of gas pipelines and to impose fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Gas Act. Any disagreement or dispute we may have with NERSA regarding gas pricing could impact our licences to operate, subject us to fines and could result in a material adverse effect on our business, operating results, cash flows and financial position.

Changes in safety, health, environmental and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial position

We are subject to a wide range of general and industry-specific environmental, health and safety and other legislation in the jurisdictions in which we operate. See “Item 4.B—Business overview—Regulation—Safety, health and environment—Regions in which Sasol operates and their applicable legislation”.

Stakeholder challenges in relation to environmental legislation

One of our most material challenges is the ability to anticipate and respond to the rapidly changing legal landscape and associated stakeholder expectations, in particular relating to environmental legislation in all areas where we operate. Evolving legislation imposing more stringent air quality, climate change, water, waste and chemicals management may introduce compliance challenges to our operations. These laws and regulations and their enforcement are likely to become more stringent over time in all the jurisdictions in which we operate, although these laws in some jurisdictions are already more established and mature than in others.

Any non-compliance may result in administrative or criminal enforcement action, which may include directives to cease operations, fines and penalties as well as prosecution and sanctions, and could harm our reputation and relationships with stakeholders. In turn, this may have a material adverse impact on our business.

Non-government organisations (NGOs), activists and other stakeholders increasingly use environmental, health and safety permitting processes, including ours, to challenge a company’s practices to promote greater environmental sustainability in both operations and value chains. We expect this kind of activity to increase over time, which could impede our ability to obtain new or renewed permits or result in more stringent standards imposed in them. Protests are being experienced at Annual General Meetings (AGMs): such as at Sasol’s AGM on 17 November 2023 particularly regarding a company’s perceived climate impacts.

Further, our permits and operational licences require input from stakeholders in certain of the jurisdictions in which we operate and there is an emerging trend by activists to challenge the issuance or renewal of a company’s licences based on climate, health or other impacts associated with the licensed activities. In addition, the increased litigation risk for companies related to ESG issues (including climate change, environmental justice and public disclosure of strategies) could adversely impact the resilience of Sasol’s operations and our continued licence to operate. See “Item 4.B—Business overview—Regulation” for more detail.

Compliance costs associated with additional or new regulation

The costs associated with compliance with additional or increased regulation of environmental and climate issues could be significant and could have a material adverse impact on our business, operating results, cash flows and financial position. For further information on the impact of carbon taxes see “—Risks related to our sustainability— Our strategy to respond to climate change, including compliance with evolving regulatory requirements and policies to reduce GHG emissions and to adequately disclose related risks, strategies and impacts, may not be successful and could result in negative sentiments and environmental claims impacting negatively on our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our license to operate and impede our access to capital and financing.”

From our Chemicals Business perspective, our products must be registered in accordance with regulatory requirements for many of the countries in which we operate and sold in line with permit conditions. For example, in the EU, these include filing of Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) registrations for chemicals we produce in or import into Europe. In other regions, such as the US and China or other Asian countries, chemical notifications have to be filed for new chemicals. Many countries are in the process of revising their chemicals regulations based on the EU REACH regulation, including the United Kingdom. All of these changing chemical regulations come with further obligations and requirements with which Sasol will need to comply, resulting in increased compliance costs and in the event of non-compliance the imposition of fines and other enforcement actions which could materially impact our operations.

Further, South Africa is aligning its regulatory systems with international commitments on safe chemicals management including the globally harmonized system (GHS). The Hazardous Chemical Agent Regulations require South African employers to ensure their workplaces comply with more stringent occupational exposure limits (OELs) for identified substances within a specified transition period. Compliance with some OELs will require Sasol’s mature plants to be retrofitted with the necessary abatement equipment that will require significant capital investment and extended lead-time to complete for certain substances at certain plants. Any such non-compliance may result in administrative or criminal enforcement action, which may include directions to suspend operations, fines and penalties as well as prosecution and sanctions, which could harm our reputation and relationships with employees and stakeholders. In turn, this may have a material adverse impact on our business. We have applied to the relevant authorities for extended time frames for implementation. While some extensions have already been granted, other requests for extensions are still pending and we cannot be assured of the outcome of these applications. Further challenges include compliance with the required disclosure for product information deemed as confidential business information and the practical execution of the GHS labelling system on our pipelines.

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

Public opinion of public health and safety

There is growing public opinion and awareness of public health and safety associated with the manufacturing and use of chemicals and industries reliant on fossil fuels. This related social opposition, which is further heightened through the increased use of social media, other user-generated content and online press. As a result, given the nature of our operations, we may be subject to increased scrutiny, and consequently liabilities, due to our use or exposure to these materials and related emissions.

Any such changes in the above safety, health, environmental and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flow and financial position.

We are subject to risks associated with litigation and regulatory proceedings

As with most large corporations, we are involved from time to time as a party to various lawsuits, arbitrations, regulatory proceedings, investigations or other disputes. Litigation, arbitration and other such legal proceedings or investigations involve inherent uncertainties and, as a result, we face risks associated with adverse judgements or outcomes in these matters. Even in cases where we may ultimately prevail on the merits of any dispute, we may face significant costs of defending our rights, lose certain rights or benefits during the pendency of any proceeding or suffer reputational damage as a result of our involvement. We are currently engaged in a number of legal and regulatory proceedings and arbitrations in various jurisdictions. See “—Risks related to economic, political or social factors—Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit—Transformation and local content.”

See also The Sasol Financing International Plc (SFI) tax proceedings and the Industrial Gas Users Association of Southern Africa review application of the 2021 NERSA Maximum Gas Price decision, together with other litigation matters, described under “Item 4.B—Business overview—Legal proceedings and other contingencies”.

We could also face potential litigation or governmental investigations or regulatory proceedings in connection with the material weakness we identified in 2020 in our internal controls over financial reporting. See “—Risks related to legal, regulatory and governance matters—Our shareholders might lose confidence in our financial and other public reporting if we experience material weaknesses or significant deficiencies and fail to maintain an effective system of internal controls over financial reporting which in turn may adversely affect our share price”.

Further, given the increasing requirements from regulators and investors related to public disclosure on climate change matters, we may be further exposed to challenges primarily from NGOs and shareholders, potentially resulting in increased related litigation risk. See “—Risks related to our sustainability—Risks relating to increasing disclosure requirements and scrutiny.”

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

A significant percentage of our products can be regarded as commodity chemicals. Some of our chemical products have unique characteristics and chemical structures which make the products more suitable for applications different from those of typical commodity products. These products are normally utilised by us or our customers, such as feedstock to manufacture specialty chemicals. We have noticed a worldwide trend of increased filing of patents relating to the composition of product formulations and the applications thereof. These patents may create pressure on both Sasol and our customers who market these product formulations which may adversely affect our sales to these customers. These patents may also increase our risk of exposure to claims arising from limited indemnities provided to our customers of these products in case there is a patent infringement which may impact the use of the product by our customers. Patent-related pressures may adversely affect our business, market reputation, operating results, cash flows and financial position.

We believe that our proprietary technology, know-how, confidential information and trade secrets provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, including the patenting by our competitors of technology built on our know-how obtained through former employees, may negatively impact this advantage. Similarly, operating and licensing technology in countries in which intellectual property laws are not well established and enforced may result in an inability to effectively enforce our intellectual property rights. The risk of some transfer of our know-how and trade secrets to our competitors is increased by the growth in the number of licences granted for our intellectual property, as well as the increase in the number of licensed plants which are brought into operation through entities which we do not control. As intellectual property warranties and indemnities are provided under each new licence granted, the cumulative risk increases accordingly. These risks may adversely affect our business, operating results, cash flow and financial position.

Risks related to our sustainability

Our strategy to respond to climate change, including compliance with evolving regulatory requirements, policies and plans to reduce GHG emissions and to adequately disclose related risks, strategies and impacts, may not be successful. This could result in negative sentiments and environmental claims impacting negatively on our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our licence to operate and impede our access to capital and financing.

Transitional risk

Key manufacturing processes in South Africa, especially coal gasification and combustion, result in GHG emissions. Sasol’s ability to develop and implement appropriate climate change mitigation responses and provide sustainable product and feedstock solutions is a significant transitional risk for our business, most notably in South Africa. This is heightened by the necessity to appropriately address increasing societal pressures to shift away from carbon-intensive processes and products in a just manner, as well as meet new and anticipated policy and regulatory requirements, including carbon tax, carbon budgets, legislated GHG reduction targets and enhanced disclosure requirements. In addition, meeting Sasol’s committed GHG reduction targets, and delivering on emission reduction roadmaps have inherent transitional risks related to, among others, technology availability and cost. It is particularly challenging in South Africa, where access to low-carbon energies is limited, just transition implications need to be taken into account and related infrastructure is under-developed. Further, other companies with a proven track record of implementing appropriate climate change mitigation responses and providing more sustainable solutions, which enhance their ability to be granted new operational licences, are likely to achieve higher growth and profitability thus impacting our overall competitive position.

As part of the transition and shift away from carbon-intensive processes, there could be closure of certain mines in the future (particularly in the long term) which could result in rehabilitation and reclamation costs, including redeployment and re-training of employees. Further, cost estimates of such closure of operations may be based on inaccurate assumptions which could adversely affect our operations.

Access to lower-carbon opportunities

Delivery of our decarbonisation strategy depends partly on our ability to progress access to low carbon resources such as gas and low-carbon feedstocks. Our ability to progress access to upstream resources and develop technologies at a level in line with our strategic outlook for hydrocarbon production could impact our future production and financial performance. Furthermore, our ability to access low-carbon opportunities and the commercial terms associated with these opportunities could impact our financial performance and the pace of our transition. In addition, failure to access low-carbon resources and exploit low-carbon opportunities at the required speed may lead to loss of customers.

Carbon tax and carbon budgets

A carbon tax was implemented in South Africa on 1 June 2019. Since then, the tax and the rates has increased significantly from R120/tCO2e in 2019 to R190/tCO2e, in 2024. This has increased the operational costs of our South African operations and will continue to increase. In addition, a significant increase in the carbon tax rate reaching R308 by 2026 and R462 by 2030 has been imposed. In the second phase, the carbon tax is likely to be integrated with a carbon budget, particularly in light of recent signing into law of the Climate Change Act, 22 of 2024. The tax is applicable to an entity’s scope 1 emissions for each calendar year with several allowances providing for a reduction in an entity’s carbon tax liability. Even though the allowances applicable to carbon tax, which could reduce the impact of the carbon tax, have been retained, the South African National Treasury has indicated that the allowance design might be amended. This potential change raises further concerns around the carbon tax implications for our business into the future.

Sasol’s net carbon tax payment for 2023 on calendar 2022’s GHG emissions, after offsets and electricity levies, was R1 138 million and the payment for 2024 on calendar 2023’s GHG emissions paid in July is R1 008 million. The lower payment compared to 2023 is as a result of the higher offset purchases for the 2023 calendar year liability. The extent of the cost increases resulting from the carbon tax is significant and it is expected that the tax rate will continue to increase beyond 2030.

The South African government is developing mandatory carbon budgets in parallel within the remit of the Climate Change Act, signed into law in July 2024 and will become effective at a date to be proclaimed by the South African President. Once the carbon budget regulations are finalised, anticipated in early 2025, mandatory carbon budgets will be enforced, with a potential penal tax applicable should the budget be exceeded.

There is an additional risk that non-compliance with mandatory budgets and GHG mitigation plans may still be regulated in the carbon budget regulations to be finalised. This would be a risk subject to criminal and administrative enforcement as provided for in NEMA.

Further, the risk of escalating standalone carbon prices and mandatory carbon budgets will be exacerbated should our fiscal instruments lack effective alignment with mitigation being available in this timeframe.

Risks associated with assumptions used to test resilience to climate change

We use downscaled modelling to improve our understanding of the physical impacts on prioritised operational sites (Secunda, Sasolburg, Vilancoulos in Mozambique and Lake Charles in the US), using the Intergovernmental Panel on Climate Change high emission scenarios (referred to as Representative Concentration Pathway (RCP) 8.5) and an intermediate emission scenario (RCP 4.5). Although modelling simulations span multiple decades, they focus on specific indicators such as temperature increases/decreases, changes in rainfall patterns and increased propensity for cyclones/hurricanes and may therefore not identify all potential risks or all potential impacts to these sites.

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

South Africa’s Nationally Determined Contribution (NDC), targeting an emission range of between 350 - 420 Mt CO2e by 2030, was submitted by the South African government to the United Nations Framework Convention on Climate Change as part of South Africa’s obligations under the Paris Agreement for the 26th Conference of the Parties. NDC refers to South Africa’s climate change action plan to cut GHG emissions and adapt to climate change. Sasol is targeting a 30% scope 1 and 2 GHG emission reduction by 2030, off a 2017 baseline which, if met together with reductions in other targeted sectors, will contribute to South Africa meeting its emission reduction range by 2030. Scope 2 GHG emissions are broadly defined as emissions attributable to Sasol’s use of purchased electricity and steam to conduct its operations. In addition, we set a 20% emission reduction target by 2030 for our scope 3 Category 11 emission (Use of Sold Energy Products). We have also set a net zero ambition by 2050 for our scope 3 category 11 emissions and our scope 1 and 2 emissions. Category 11 accounts for approximately 80% of Sasol’s total scope 3 emissions. The primary risks associated with achieving the 2030 GHG reduction targets and 2050 ambition are the unavailability and unaffordability of gas as feedstock, the potential prohibitive costs of green hydrogen and electrolysers, the lack of enabling policy and legal frameworks, the need to balance people, planet and profit considerations, taking a just transition into account, global supply chain challenges in the renewable energy sector and the ability to access markets in the jurisdictions within which we operate and trade to enable the transition. In this regard, we can provide no assurances that Sasol’s plans to reduce GHGs pursuant to our roadmaps or otherwise will be successful in a commercially viable manner or at all. The carbon border adjustment mechanism (CBAM) of the EU, effective from 1 October 2023 places an additional burden on imported products (excluding chemical imports at this stage) from emerging economies like South Africa, where carbon pricing is lower than in the EU, and where Sasol’s largest emissions emanate from. In addition, the recently proposed UK CBAM could also pose a risk; work is underway to assess its implications.

Potential physical impacts of climate change

Climate change poses a significant risk for both our South African and global business as it relates to potential physical impacts, including change in weather patterns, water scarcity and extreme weather events, such as cyclones/hurricanes, tornadoes, flooding and rising sea levels which can materially impact our costs of operation and growth and cause production outages. For our major operating sites (Secunda, Sasolburg, Mozambique and Lake Charles) downscaled modelling indicated that surface temperatures could increase by 1 – 4°C by 2050, with an increasing number of extremely hot days. Projected rainfall patterns differ between the sites. For example, for Sasol’s operations in Mozambique, rainfall is projected to increase, while for sites in South Africa, no change in average rainfall is projected, but rather an increase in the intensity and frequency of extreme rainfall events. For Sasol Chemicals in the United States, a similar rainfall trend to South Africa is likely to be experienced. In Mozambique and the United States, cyclones and hurricanes are expected to become more intense.

Climate change related laws and regulations

Climate change-related laws and regulations may threaten our licences to operate (or ability to obtain new licences to operate), result in stranded production and substantially increase the cost of doing business, including the imposition of higher carbon taxes. Enhanced focus on issues concerning the environment, evolving human rights, regulatory landscape from voluntary guidance to mandatory law (such as the adoption by the European Union Council on 24 May 2024 of the Corporate Sustainability Due Diligence Directive which introduces mandatory supply chain due diligence requirements), environmental justice and climate change are resulting in a more complex regulatory environment, additional legal risks and the imposition of carbon or similar taxes. For example, to the extent that we reduce our reliance on coal in favour of sustainable feedstock, this is likely to increase the cost of production and reduce our profitability significantly. Current information indicates that imported liquified natural gas and other gas sources, biomass and green hydrogen are more costly feedstocks than coal for our operations in Secunda. In transitioning to these lower or low GHG intensive feedstocks, we anticipate an impact on the margin of some of our products. These climate change-related requirements could have a material adverse effect particularly on our South African business, operating results, cash flows, financial position and future growth.

Risks relating to increasing disclosure requirements and scrutiny

Businesses like ours face increasing requirements from regulators and investors on climate change issues including public disclosure on climate change risks and impacts associated with their operations. Examples include the new climate change disclosure requirements published by the SEC (currently stayed). Complying with these new requirements may require Sasol to spend a significant amount of time and resources, and Sasol may be exposed to claims that certain of its ESG disclosures are misleading or overstate potential ESG benefits, primarily from NGOs and shareholders, potentially resulting in increased litigation risk. Further, in March 2021, the SEC established the Climate and ESG Task Force in the Division of Enforcement to identity and address potential ESG-related misconduct, including greenwashing. Certain NGOs and other private actors have also recently filed lawsuits under various securities and consumer protection laws alleging that certain ESG-statements, goals, or standards of certain corporations were misleading, false, or otherwise deceptive.

In addition, the EU has also adopted the Corporate Sustainability Reporting Directive (CSRD) which imposes reporting requirements for a broader set of companies on disclosure of company social and environmental data and associated impacts on such companies. The CSRD has introduced new disclosure requirements which seek to broaden the categories and types of ESG information that must be reported, mandate a double materiality analysis (that requires the consideration of both the financial impacts of climate change on a company and the climate change impacts of a company’s operations on other stakeholders), and introduce new third-party assurance obligations. Companies covered by the CSRD are required to comply with its new disclosure requirements. The requirements of the CSRD are likely to overlap in scope and diverge in content with the rules of other jurisdictions and there will be more non-EU companies and their subsidiaries making ESG disclosures. This will also increase the possibility of filing multiple sustainability disclosures on a subsidiary-by-subsidiary basis, which requires cross-company integration of sustainability information to avoid divergent disclosures.

Further, environmental and other NGOs as well as regulators increasingly scrutinise past and current corporate reporting on climate change risks and impacts. We may face regulatory or other claims that we have not sufficiently complied with disclosure requirements or otherwise adequately disclosed climate change risks and impacts, which may affect our ability to maintain current licences or obtain new licences to operate or potentially result in civil fines and reputational damage.

In addition, while a significantly lower risk compared to South Africa, global carbon prices and taxes are escalating, which pose a risk to our operations in the EU and potentially the US, should carbon prices rise further or be implemented.

Our expectations and estimates regarding ESG matters, including the potential environmental impact of our development and initiatives, may not be achieved or may ultimately prove to be incorrect, which may lead to additional claims or liability.

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

Our global operations expose us to pandemics, such as the COVID-19 pandemic, that may adversely affect our workforce and impact business continuity, operating results, cash flows and financial position

Sasol’s global workforce, including service providers, suppliers and customers, are exposed to pandemics, which can impact their wellbeing, safety and health with an associated direct or indirect effect on the safety and continuity of our operations. Pandemics and the period of recovery from such events may impact demand for our products and may have a prolonged material adverse effect on our business, operating results, cash flows and financial position.

Another key challenge is the impact of pandemics on the commodity markets, including among others, the demand for our products and ability to obtain raw materials, which is not under our control. As we cannot predict the spread of such viruses and the impact on the economy in the countries in which we operate, pandemics may continue to have a negative impact on our business, operating results, cash flows and financial position.

Risks related to information management

We may face the risk of data breaches or attempts to disrupt critical information and operational technology services, which may adversely impact our operations and business continuity.

The increasing use of information technology to enable business processes, in particular digital processes in operations, is making all industries, including the energy and chemicals industries, much more susceptible to cyber threats and proprietary or privacy-related data breaches. As digitalisation, including the rise in the use of artificial intelligence, expands to include our financial, commercial, transacting and production systems, the cyber security risk increases. While Sasol has an information security programme in place, cyber security threats we face consistently evolve and emerge to expose the organisation, both in business and operations systems, to significant external threats. In addition, we outsource several information technologies functions and applications to third-party vendors. Such engagements may have an impact on our cybersecurity position, such as in the event where a third-party vendor’s system is cyber-attacked which in turn could result in the loss of certain of our data.

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

If there is a violation of proprietary or privacy data, or a cyber threat, we could experience disruptions to critical services or may be vulnerable to cyber and ransomware attacks. This could result in financial loss, and have a material adverse effect on our business, operating results, cash flows, financial position and our disclosure of control processes.

Risks related to our people

Challenges remain around our ability to attract and retain critical skills to support current and future business requirements

It may take time to fill vacant positions in growth areas due to a general scarcity of required skills and experience in the sectors and locations within which we operate.

In order for Sasol to deliver on its strategic objectives, sustainably grow into the future, and effectively operate and continuously improve existing and future assets and technologies, we are highly dependent on our human capital. While Sasol overall maintains a focus on attracting, developing and retaining diverse, skilled and experienced employees (including critical or scarce skills like qualified scientists, engineers, project execution managers, artisans and operators and experienced employees in business and functional roles including specialists required for our green economy and just transition strategies), slow hiring times and a general scarcity of specialist skills may influence our ability to find the most skilled resources. There is constant competition across global labour markets for these critical or scarce skills. The quality and availability of skills in certain labour markets may also be impacted by the challenges within the education and training systems.

While we prioritise employee development and upskilling, it may take time to develop the required depth of skills and experience of employees to support our transition imperatives.

We may not achieve the targets and positive impact expected from the adoption of the Streamlining Program

In April 2024, Sasol announced a streamlining program aiming to enhance efficiencies and reduce complexity and duplication within the organization by improving accountability and, collaboration and helping to create a clear focus on business of today and the business of the future.

The success of the streamlining program is dependent on a number of factors, including achieving objectives in accordance with the planned timelines, adapting rapidly to the envisioned change and duplication of work and, as an organization, understanding and embracing the case for change .

If the streamlining program is not successful, we may not realize the full anticipated benefits of the program, or any benefits whatsoever, and moreover, our business, operating results, financial position, cash flows and ability to execute our growth strategy could be adversely affected.

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

Upon the written instruction of an ADR holder, J.P. Morgan will endeavour, in so far as practicable, to vote or cause to be voted the shares underlying the ADSs in accordance with the instructions received. If instructions from an ADR holder are not received by J.P. Morgan by the date specified in the voting materials, J.P. Morgan will not request a proxy on behalf of such holder. J.P. Morgan will not vote for or attempt to exercise the right to vote other than in accordance with the instructions received from ADR holders.

We cannot assure ADR holders that they will receive the voting materials in time to ensure that you can instruct J.P. Morgan to vote the shares underlying your ADSs. In addition, J.P. Morgan and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADR holders may not be able to exercise their right to vote and there may be no recourse if ADR holders’ voting rights are not exercised as directed.

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

Sasol is subject to the periodic reporting requirements of the SEC and the NYSE that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of US issuers. Accordingly, there may be less publicly available information concerning Sasol than there is for US public companies. For example, Sasol is not required to file current reports, periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Securities Exchange Act of 1934. As a result, investors will also receive less timely financial reports than they otherwise might receive from a comparable US company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ ability to make decisions about their investment in Sasol

ITEM 4. INFORMATION ON THE COMPANY

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

For details regarding the following sections, refer as indicated.

●	for information regarding our business overview, refer to “Integrated Report— Our distinctive value chains” as contained in Exhibit 99.4;
●	for information regarding our strategy, refer to “Integrated Report— Our strategy” as contained in Exhibit 99.5;
●	for a description of the Company’s operations and principal activities refer to “Integrated Report— Our distinctive value chains” as contained in
Exhibit 99.4; “Integrated Report—Performance overview” as contained in Exhibit 99.6; and Item 18— “Financial Statements—Segment information”; and
●	for a description of our principal markets, refer to Item 18— “Financial Statements—Geographic segment information”, which provides information regarding the geographic location of the principal markets in which we generate our turnover, as well as of our asset base.

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

Raw materials

In the Southern Africa value chain, the main feedstock components for the production of fuels and chemical products are coal mined and procured from external sources by our Mining segment, natural gas obtained from and procured externally by our Gas segment and crude oil purchased from external suppliers.

In our Chemicals Business, outside of Southern Africa, the main feedstocks used are kerosene, benzene, ethane, ethylene, oleochemicals and aluminium. Feedstocks are purchased externally. At the Lake Charles facility we also produce ethylene at our East Ethylene Cracker as well as at the LIP JV cracker. The pricing of most of these raw materials follow global market dynamics which relate to crude oil and energy prices. For information regarding LIP JV, refer to “Item 4.B – Business Overview – Key Contracts”.

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

In our Chemicals Business, our products are sold to customers worldwide with a significant part under annual and multi-year contracts. Marketing channels can be divided into the following main areas per segment;

In our Chemicals Africa segment (Chemicals Africa), Advanced Materials, our business division, consist of cobalt catalyst and carbon sold largely to international markets. Base Chemicals produces polymers, fertilisers and explosives, phenolics, methanol and some other products which are sold mainly to customers in South Africa with the exception of polypropylene and phenolics which are mainly exported. Explosives intermediates are sold to our partner Enaex Africa (Pty) Ltd (Enaex) which converts these to final products for supply to the Sub-Saharan Africa mining industry. Essential Care exports the South African-produced C6+ alcohols to international markets for external sales or internal use in surfactant facilities across the globe. Performance Solutions’ products included Fischer Tropsch-based wax, solvents, comonomers and safol which are substantially exported to international markets for external sales;

In our Chemicals America segment (Chemicals America), Advanced Materials consists of alumina sold largely within North America with some exports to Europe and Asia. For Base Chemicals, polyethylene is produced and marketed on behalf of Sasol by Equistar Chemicals LP an affiliate of our joint venture partner LyondellBasell. The produced ethylene is either consumed internally for derivatives or sold to external customers in the US merchant market. Mono Ethylene Glycol (MEG) is marketed and distributed on behalf of Sasol by a third party. Phenolics are largely exported to international markets. Essential Care includes surfactants, Ethylene Oxide (EO), C6+ alcohols, Linear Alkyl Benzene (LAB) and paraffins and Performance Solutions includes the sale of comonomers, speciality paraffins and speciality alcohols mainly within the Americas region, with some sales to Europe and Asia; and

In Chemicals Eurasia segment (Chemicals Eurasia), Advanced Materials includes sales of alumina mainly within Europe with some sales in other regions including the Americas and Asia. Essential Care consists of surfactants, EO, C6+ alcohols, LAB and paraffins sales mainly within Eurasia with some sales in the Americas. Performance Solutions covers the sale and production of speciality alcohols, glycols and emulsions. Glycol ethers from Eurasia are largely sold within the region, with some additional global sales.

Factors on which the business depends

Intellectual property

Our proprietary or licensed technologies, our software licences, procedures and protocols support Sasol’s competitive advantage. These consist of:

●	our patented technologies;
●	skilled, experienced and technically qualified employees, industry thought leaders and experts that enable Sasol to respond to the constantly changing environment; and
●	our business processes and management systems.

Intellectual Capital summary	2024	2023	2022
Total worldwide patents held[1]	1 795	2 282	2 590
Investment in research and development	R1 516 million	R1 516 million	R1 280 million

1 Granted patents only, excludes pending applications.

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

Our Sasol LTFTTM technology can also be integrated into flow schemes utilising green hydrogen and sustainable carbon feedstocks in order to produce green products including sustainable aviation fuel and we have formed a joint venture with Haldor Topsøe in order to pursue opportunities in this regard. For more information on the joint venture with Haldon Topsoe, refer to “Item 4.B – Business Overview – key Contracts”.

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

On 9 July 2021, SSA concluded an agreement to sell its sodium cyanide business to a South African, B-BBEE empowered subsidiary of a Czech Republic based company specialising in cyanide production. On 11 October 2023, the Competition Tribunal issued its decision prohibiting the transaction.

On 1 December 2020, Sasol closed a transaction creating a 50% joint venture with LyondellBasell Offtake, LLC called Louisiana Integrated Polyethylene JV LLC (LIP JV) As part of this transaction, Sasol entered into a marketing agreement with Equistar Chemicals, an indirect subsidiary of LyondellBasell. Pursuant to this marketing agreement, Equistar markets and sells Sasol’s polyethylene manufactured by the LIP JV along with LyondellBasell polyethylene manufactured by the LIP JV. The marketing agreement is set to expire on November 30, 2030.

Effective 29 February 2024 when the relevant transaction closed, Sasol and Topsoe have established a 50/50 joint venture Zaffra B.V. The purpose of Zaffra B.V. is to develop, build, own, and operate sustainable aviation fuel plants, and market sustainable aviation fuels derived from non-fossil feedstock, utilizing green hydrogen, sustainable sources of CO2 and/or biomass with a specific focus on Sasol’s Fischer-Tropsch and Topsoe’s related technologies.

Refer to “Item 4.D—Property, plants and equipment—Gas” for details regarding key contracts in Mozambique.

Legal proceedings and other contingencies

From time to time, Sasol companies are involved in litigation, legal proceedings, arbitrations, tax disputes and similar proceedings in the normal course of business. Although the outcome of these claims and disputes cannot be predicted with certainty, a detailed assessment is performed on each matter, and a provision is recognised, or contingent liability disclosed, where appropriate as guided by IFRS.

Further, from time to time, communities and NGOs challenge our environmental licences and related applications including regarding concerns with potential health, community and environmental impacts associated with Sasol’s activities.

South African Revenue Services (“SARS”) audit on Sasol Financing International plc

As reported previously, SARS conducted an audit over a number of years on SFI which performs an offshore treasury function for Sasol. The audit culminated in the issuance of revised assessments in respect of the 2002 to 2012 tax years and the dispute relates to the place of effective management of SFI. SFI has co-operated fully with SARS during the course of the audit relating to these assessments. The potential tax exposure is R2,87 billion (including interest and penalties as at 30 June 2024), which is disclosed as a contingent liability.

SFI lodged an objection and appeal in the Tax Court against the revised assessments. SFI and SARS agreed that the appeal and related Tax Court processes will be held in abeyance pending the outcome of the judicial review application noted below.

Sasol has launched two judicial review applications respectively against the SARS decision to register SFI as a South African taxpayer and against certain related elements of the revised assessments over which the Tax Court does not have jurisdiction. The two matters were heard together during November 2022 and on 1 August 2023 the court delivered its decision dismissing both the SFI review applications. SFI filed an application for leave to appeal the High Court decision and a hearing date for this application has beed set up for 17 September 2024. The review applications relate to the challenge by SFI of certain administrative decisions of SARS and the High Court decision does not directly affect the merits of the substantive dispute before the Tax Court, which remains in abeyance while the appeal of the review applications continues.

Clause 12A application

Our emission sources at our operations in South Africa are regulated in accordance with atmospheric emission licences which are based on the MES published in terms of section 21 of the National Environmental Management: Air Quality Act, 39 of 2004 (NEMAQA).

We previously reported that Sasol sought a dispensation in terms of Clause 12A of the Listed Activities and Associated Minimum Emission

Standards 2013, promulgated under the NEMAQA for its Secunda Operations (SO) to be regulated under alternative load-based emissions standards from 1 April 2025 onwards. The application was initially declined by the National Air Quality Officer (NAQO) and Sasol subsequently filed an appeal to the Minister of Forestry, Fisheries and the Environment (the Minister) in July 2023. On 5 April 2024, the Minister issued her decision, upheld Sasol’s appeal and set aside the decision of the NAQO.

The Minister concluded that Sasol’s application met all the requirements of Clause 12A, and therefore replaced the NAQO’s decision, permitting that load-based limits be applied from 1 April 2025 up to 31 March 2030, subject to the following conditions:

(i)	the Minister’s determination of concentration-based limits to apply in addition to the load-based limit, which were set on or around 26 July 2024;
(ii)	implementation of Sasol’s GHG reduction roadmap; and
(iii)	SO2 also being regulated on a load-based limit beyond 31 March 2030.

The Minister’s decision does not expressly refuse or grant a load-based dispensation beyond 31 March 2030, although this has been requested by Sasol in our initial application and appeal. In light of this open issue and the conditions of the Minister’s decision, a further dispensation may be required as available in law, the outcome of which cannot be guaranteed.

Sasol can therefore continue with the implementation of its load-based integrated solution. Sasol will apply to the local licensing authority to incorporate the abovementioned limits in the atmospheric emissions license (AEL) for its SO, to give effect to the Minister’s decisions. The varied AEL will enable lawful operations from 1 April 2025.

The decision does not expressly refuse or grant a load-based dispensation beyond 31 March 2030, although this was requested by Sasol in our initial application and appeal. The implementation of the reduction roadmap, as a condition of the decision, is contingent on SO2 also being regulated on a load-based limit beyond 31 March 2030. Accordingly, a further dispensation may be required as available in law, the outcome of which cannot be guaranteed. Legal review of NERSA Maximum Gas Price

In 2013, NERSA approved an application from Sasol regarding maximum gas price (MGP) (the 2013 NERSA MGP Decision). In its July 2019 decision, the South African Constitutional Court overturned the 2013 NERSA MGP Decision, ordered NERSA to revise its decision and confirmed that the new MGP decision by NERSA will apply retrospectively from 26 March 2014. The High Court also overturned the 2017 NERSA MGP decision on 3 May 2021.

After the South African Constitutional Court decision, NERSA adopted a new MGP methodology in 2020. Sasol Gas submitted a new maximum gas price application to NERSA in December 2020 and on 6 July 2021 NERSA published its maximum gas price decision (the 2021 NERSA Maximum Gas Price decision), which determined maximum gas prices for Sasol Gas for the period from March 2014 up to 2023.

In December 2021 the Industrial Gas Users Association of Southern Africa launched a legal review application to overturn the NERSA 2021 MGP decision. Both NERSA and Sasol Gas opposed the application. The matter was heard in the High Court at the end of May 2023 and on 20 June 2024 the court handed down its decision to grant the review application. In its order, the court overturned the 2021 NERSA MGP decision and remitted the matter back to NERSA to take a new MGP decision. Sasol Gas brought an application for leave to appeal the decision by the High Court and a hearing date for the appeal will be set in due course. An adverse outcome in this matter may lead to further retrospective liability for Sasol Gas.

Alleged Pricing Conduct Complaints to Competition Commission

During 2022 certain customers of Sasol Gas submitted complaints to the Competition Commission (Commission) relating to alleged pricing conduct prohibited by the South African Competition Act, 1998 (Act No 89 of 1998). One of the complainants applied for an interdict to restrain Sasol from increasing its gas prices above the ruling maximum price of R68,39/GJ until the conclusion of the investigation of the complaints. In May 2023 an interdict was issued by the Competition Tribunal providing that Sasol Gas can only increase its gas prices after two months’ written notice to the complainant and if the gas price was approved by NERSA. Following the approval by

NERSA of the MGP for FY24, Sasol Gas complied with the required notice as ordered by the Competition Tribunal. The FY24 NERSA MGP decision was implemented by Sasol Gas as from 1 January 2024.

In September 2022 Sasol Gas launched a legal review application, to clarify the respective jurisdiction of NERSA and the competition authorities insofar as it relates to gas prices that are regulated under the Gas Act. After this application was dismissed by the Competition Appeal Court (CAC) Sasol Gas sought to appeal the decision to the Constitutional Court (CC). On 22 July 2024 the CC refused leave to appeal on the basis of lack of reasonable prospects of success. The referral by the Competition Commission of the price complaints will proceed before the Competition Tribunal. The exchange of pleadings in the matter continues in order to prepare for the hearing of the matter, the date of which has not been determined yet.

Following the end of the period allowed for the investigation by the Commission and notwithstanding the ongoing litigation in the CAC, the Commission on 10 July 2023 made a referral of the complaints to the Competition Tribunal. An adverse outcome in the referral before the Competition Tribunal may result in possible fines and other sanctions against Sasol Gas. The litigation remains ongoing, and the outcome thereof cannot be predicted.

The Gas Amendment Bill was gazetted on 13 April 2021, but has not proceeded through South African Parliament. The ultimate effect of the proposed amendments to the Gas Act on our sales and our financial condition cannot be determined at this time.

Cyanide pricing investigations

On 13 February 2023 the Competition Commission advised Sasol that a complaint had been lodged against Sasol arising from substantial price increases for liquid sodium cyanide implemented by Sasol from around June 2021. These price increases were implemented in reaction to changes in market conditions. The complainants alleged that these price increases are excessive, exclusionary and amount to a constructive refusal to supply when it is economically feasible to do so. Following the decision by the Competition Tribunal not to approve the sale of Sasol’s sodium cyanide business, the Commission revived its engagements with Sasol relating to the investigation of the price complaint. The Commission made extensive information requests as part of its investigation and engagements between Sasol and the Commission continue.

Dispute between Sasol Oil, Total and Transnet for tariff applicable to conveyance of crude oil

Sasol Oil (Pty) Ltd (Sasol Oil) and Total South Africa (Pty) Ltd (Total) use the crude pipeline owned by Transnet Pipelines-a division of Transnet to-transport crude oil from Durban to the Natref refinery. The tariff for the crude oil conveyance was historically determined through a commercial agreement between the parties, which agreement also included the so-called variation agreement (the Variation Agreement) relating to the inland nature of the Natref refinery. After the petroleum pipeline tariffs started to be determined by NERSA under the Petroleum Pipelines Act, 2003 (Act 60 of 2003) (Petroleum Pipelines Act) a dispute arose between the parties regarding the tariff applicable to the conveyance of crude oil.

In September 2017, Sasol Oil issued summons against Transnet to claim the difference between the tariffs that should have been charged by Transnet under the Variation Agreement compared to the tariffs that were actually charged by Transnet under the NERSA tariffs. The NERSA tariffs do not distinguish between a tariff for crude oil and a tariff for refined products.

Sasol Oil’s action was combined with a similar action brought earlier by Total. Certain issues in the consolidated matter were previously decided by the High Court in 2015 and the Supreme Court of Appeal (SCA) in 2016.

Pursuant to an Appeal by Transnet from the SCA, the Constitutional Court in June 2022:

●	upheld Transnet’s appeal by declaring that the Variation Agreement was terminated validly by Transnet as from 13 September 2020; and
●	dismissed Transnet’s application for leave to appeal relating to the cause of action of the claims by Sasol Oil and Total as it did not engage the Court’s jurisdiction. Accordingly, Sasol and Total’s contractual damages claims following Transnet’s breach of the Variation Agreement continued but were in this litigation limited to the duration of the Variation Agreement.

After the Parties were granted leave to amend their respective pleadings, the High Court litigation regarding the quantum of these claims proceeded from 15 April to 3 May 2024. On 18 June 2024, judgement was handed down by the High Court in Sasol Oil’s and Total’s favour. The Court awarded damages in the amount of R3.9 billion to Sasol, with interest (R2.3 billion calculated up to 31 May 2024). Transnet filed an application for leave to appeal this High Court decision and a date for the hearing of the application will be set in due course.

From December 2020, after the High Court judgement in the matter, Sasol Oil and Total made payment for crude oil conveyance at the reduced tariff specified in the Variation Agreement. These payments constituted a shortfall in respect of the tariff invoiced by Transnet. After the Constitutional Court judgement, Transnet issued summons against Sasol Oil claiming repayment of the shortfall. In May 2023, after NERSA approved the pipeline tariff for Transnet for 2023/4, Transnet further insisted that Sasol Oil pay the full NERSA-approved tariff, notwithstanding the fact that the NERSA approval does not provide for differentiated tariffs for crude oil and refined products respectively. As from 1 June 2023 Sasol Oil agreed to monthly pay Transnet the full tariff for crude oil transported to Natref, pending the ongoing litigation. The claim by Transnet for the repayment of the previous shortfall in the tariff was heard in the High Court from 29 July to 15 August 2024. Closing argument in the matter is scheduled for 29 and 30 August 2024 whereafter the court will consider its decision in the matter. As at 30 June 2024 Sasol Oil accounted for this claim by Transnet as a trade payable in the amount of R1 178 million (including interest).

In July 2023 Sasol Oil initiated a legal review application in the High Court to overturn the NERSA approval of the Transnet pipeline tariff for 2023/4 as the decision does not comply with the requirements of the Petroleum Pipelines Act. Sasol Oil will on the same basis bring a legal review application to overturn the NERSA tariff approval for 2024/5.

Sasol Oil continues to engage with Transnet in an endeavour to resolve the ongoing dispute between the parties through commercial negotiation.

Litigation of Sasol Mining in three litigation matters relating to occupational diseases

A judgement by the South African Constitutional Court in 2011 confirmed the right of employees in the mining industry who contracted certain occupational diseases to claim damages from their employers. Similar cases have also been threatened against participants in the coal sector of the mining industry. As a result, Sasol Mining is currently the defendant in three separate litigation matters.

The plaintiffs in the first matter involving 22 individual cases though not a class action, allege that they contracted coal-dust-related lung diseases, while in Sasol Mining’s employment. Two plaintiffs passed on after the matter commenced and their claims were subsequently withdrawn. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act, 29 of 1996 (including various regulations issued in relation to this Act) and failed to take effective measures to reduce the exposure of mine workers to coal dust. The plaintiffs allege that all of the above increased the risk for workers to contract coal-dust-related lung diseases.

The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R67,7 million in total. Sasol Mining is defending the claims.

As the trial has not yet commenced and a response from the plaintiffs to our request for further particulars is still being awaited, it is not possible at this stage to estimate the likelihood that the plaintiffs will succeed with their claim and if successful, the quantum of damages that the court would award. Therefore, no provision has been raised of 30 June 2024.

The remaining two matters involve single plaintiffs, in which the legal process is ongoing, and no trials have commenced.

Dispute between Solidarity and Sasol Khanyisa in relation to Sasol Khanyisa share scheme

Solidarity-one of our recognised trade unions-referred a dispute relating to the Sasol Khanyisa share scheme (see Sasol Khanyisa transaction herein below) to the Commission for Conciliation, Mediation and Arbitration (CCMA) on 17 December 2017, alleging that the issuing of benefits to a certain part of the employee base amounted to racism. Sasol denied that the share scheme was incorrectly constituted. Conciliation proceedings commenced on 11 January 2018 and on 5 February 2018, Solidarity demanded a payment to their members (non-qualifying employees for Phase 2 of Khanyisa) equal to “the market value of the Sasol Khanyisa shares which qualifying employees would be entitled to within seven days after such entitlement (2028) or payment to each member of R500 000 by the end of December 2018”.

Solidarity embarked on a “go-slow” strike on 3 September 2018 with the intention to escalate it to a full-blown strike. On 25 October 2018, Solidarity took the dispute to the CCMA which subsequently certified it as unresolved in February 2019. Solidarity filed a statement of claim with the Labour Court in Johannesburg in May 2019 which we replied to in July 2019. Subsequently the Judge President of the Labour Court invited Sasol and three other respondents in three similar cases where Solidarity is the applicant to meet to consolidate the disputes and set a stated case (that is a combined version setting out the dispute). The parties could not agree on such a formulation and the matter became dormant.

The Labour Court issued a directive to prepare a pre-trial minute to be filed with the registrar as an alternative to appearing before a judge of the Labour Court on 10 August 2022. The parties filed the pre-trial minute, and the trial date was set for 13 May 2024. Since February 2024 interactions with Solidarity commenced in order to ascertain the position of the latter regarding intentions to litigate. Once it was established that a settlement was possible, it was pursued and in the first week of April 2024 settlement was reached. The plaintiffs withdrew their claims in the Labour Court and Sasol, as a gesture of goodwill, made a contribution to their legal costs. The matter is concluded and closed.

Criminal proceeding under the National Environmental Management Act 108 of 1998, the National Environmental Management: Waste Act and the National Water Act against Sasol South Africa Limited

Following the conclusion of a criminal investigation initiated in April 2021 and conducted by the Environmental Management Inspectorate, summons instituting criminal proceedings by the National Prosecuting Agency was served on Sasol South Africa Ltd citing the Company as the defendant. The date of the first court appearance was 20 September 2022. Thereafter the matter was postponed at the request of the State a number of times but will be set for trial in due course.

There were initially six counts specified in the charge sheet which charges relate to offences that have allegedly been committed by the Company, through its Secunda Operations, under the National Environmental Management Act 108 of 1998 and the National Environmental Management: Waste Act, 59 of 2008 and the National Water Act, 36 of 1998. On 25 July 2024 Sasol was presented with an amended charge sheet in which one charge was added and two of the previous charges were removed.

Water Tribunal Dispute over water use licence for Sasol Mining.

On 20 June 2022, Sasol Mining was notified that an application for renewal of an existing water use licence (WUL) for its Syferfontein Colliery, was declined by the Department of Water and Sanitation (DWS). The licence authorised certain water uses relating to the storage of water, disposing of water which may be detrimental to a water resource and removing, discharging or disposing of water found underground necessary for the efficient operations and safety of people.

Sasol Mining subsequently filed an appeal against the decision with the Water Tribunal. In parallel Sasol Mining had various engagements with DWS in an attempt to resolve the matter. A water use licence, valid for a period of 10 years, was issued on 6 March 2024. The appeal and enforcement action have been withdrawn.

A revised Syferfontein WUL for the dams (previously declined by the DWS), was approved on 6 March 2024. This WUL is valid for 10 years due to expire on 06 March 2034 and may be reviewed at intervals of not more than five years.

Separately the Syferfontein consolidation WUL submitted to the DWS on 13 December 2023, which included the Syferfontein Tweedraai WUL (expiring on 3 April 2024), was approved on 3 April 2024. This WUL is valid for 18 years (expiry 3 April 2042) and may be reviewed at intervals of not more than 5 years.

Dispute between Murray & Roberts Power and Energy and Sasol

Sasol South Africa Limited is currently involved in a dispute which had been placed before an Arbitrator in respect of alleged additional costs incurred by Murray & Roberts amounting to approximately R322 million associated with alleged delays experienced and additional work it had to execute as part of the completion of the Coal Tar Filtration Project East at Sasol Secunda Operations. Sasol is defending the matter and the main arbitration hearing is scheduled to commence in February 2025.

Competition law compliance

Sasol continuously evaluates its compliance programmes and controls in general, including its competition law compliance programme and controls. As a consequence of these compliance programmes and controls, including monitoring and review activities, Sasol has adopted appropriate remedial and/or mitigating steps, where necessary or advisable, lodged leniency applications, and made, and will continue to make, disclosures on material findings as and when appropriate. These ongoing compliance activities have already revealed, and may still reveal, competition law contraventions or potential contraventions in respect of which we have taken, or will take, appropriate remedial and/or mitigating steps including lodging leniency applications. Sasol may, from time to time, respond to information requests and/or investigations by competition law authorities. We co-operate with all lawful investigations in a transparent and constructive manner.

Environmental obligation

Sasol’s environmental obligation accrued at 30 June 2024 was R16 524 million compared to R17 293 million at 30 June 2023. Due to uncertainties regarding future costs, the potential loss in excess of the amount accrued cannot be reasonably determined.

Regulation

The South African government has, over the past 26 years, introduced a legislative and policy regime with the imperative of redressing historical social and economic inequalities, as stated in the Constitution of the Republic of South Africa Act, 108 of 1996 (Constitution). This is being done by way of the empowerment of historically disadvantaged South Africans (HDSAs) in the areas of ownership, management and control, employment equity, skills development, procurement, enterprise development and socio-economic development.

Most of our operations are based in South Africa, but we also operate in numerous other countries throughout the world. In South Africa, we operate coal mines and a number of production plants and facilities for the storage, processing and transportation of raw materials, products and wastes related to coal, oil, chemicals and gas. These facilities and the respective operations are subject to various laws and regulations that may become more stringent and may, in some cases, affect our business, operating results, cash flows and financial position.

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

Empowerment of historically disadvantaged South Africans

Black Economic Empowerment policies and legislation

B-BBEE Act

Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing B-BBEE. The key elements of this framework are the B-BBEE Act and the Codes of Good Practice (the new Codes were gazetted on 11 October 2013 and promulgated on 1 May 2015 and further amended during May 2019) for B-BBEE issued by the Minister of Trade and Industry in terms of the B-BBEE Act (Codes) This includes the Charters (i.e. the Mining Charter) and Liquid Fuels Charter (LFC) adopted by the various sectors within which Sasol operates businesses and compliance is measured in the related scorecards.

Our most recent certification in terms of this legislation, issued in September 2023, for both Sasol Limited and SSA puts us at an improved contributor status of level 2 compared to level 3 for SSA in 2022. This improved contributor level makes Sasol a more attractive supplier of products to our customers in South Africa because the contributor level of their suppliers impacts the B-BBEE contributor status of such customers. Plans are in place to maintain and further improve our B-BBEE status.

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

The accounting recognition and measurement principles applied to the Sasol Khanyisa transaction are the same as those applied to the Sasol Inzalo transaction, as the substance of both transactions was the same. Based on the underlying assumptions made by Sasol, the total IFRS 2 charge associated with Sasol Khanyisa is R6,5 billion over the life of the transaction; to date R6,2 billion has been recognised. The only unvested portion of the transaction relates to the employee share ownership plan.

With the implementation of Sasol Khanyisa, approximately 18,4% of SSA is in direct Black ownership, which, together with Black ownership at Sasol group level, translates into at least 25% Black ownership credentials at SSA level (for purposes of measuring Black ownership credentials under the current B-BBEE legislation).

Refer to “Item 18—Financial Statements—Note 32 Share-based payment reserve” for further information.

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

The Upstream Petroleum Resources Development Bill (UPRDB)

The Minister of Mineral Resources and Energy withdrew the Mineral and Petroleum Resources Development Amendment Bill from parliament in 2018 with the aim of separating oil and gas matters from those of mining. The draft UPRDB was published in the Government Gazette on 24 December 2019. Sasol submitted comments directly to the DMRE via the relevant business association (OPASA). Due to the impact of COVID-19, further consultation processes were delayed, and the legislative process was impacted by such delays. On 13 May 2021, Cabinet approved the introduction of the UPRDB to parliament. The UPRDB was gazetted and published for public comment on 11 June 2021. Sasol made submissions thereto via OPASA. On 15 December 2021, National Treasury published for industry comment Discussion Document: What is the Most Appropriate Tax Regime for the Oil and Gas Industry (putting forth proposals on the taxation of upstream oil and gas activities). Sasol submitted its comments to the discussion document via OPASA. National Treasury held a public consultation on 13 April 2022 to further discuss the oil and gas tax regime. On 26 October 2023 the UPRDB was passed by the National Assembly. The National Assembly approved the Bill with a 20% free carried interest for the State among other key changes from the MPRDA. Important to note is the Bill has no fiscals and treasury will issue a “Money Bill” at some point which will cover this area. On 25 April 2024 the UPRDB was passed by the National Council of Provinces, and it is currently with the President of the Republic of South Africa for signature.

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

Apart from South Africa’s international commitments, the Climate Change Bill was signed into law on 18 July 2024 and published as the Climate Change Act, 2022 on 23 July 2024. The Act will only come into operation on a date fixed by the President by proclamation in the Government Gazette. At a high level, the most significant impact of the Act for the private sector is the framework for the regulation of GHG emitting activities and for government departments GHG emitting sectors, however, no specific penalties are provided for the failure to comply with the prescribed mitigation instruments (i.e., carbon budgets and sectoral emission targets). Furthermore, a person to whom a carbon budget has been allocated must prepare and submit to the Minister, for approval, a

GHG mitigation plan. Until the regulations for carbon budgets are published, Sasol will continue to submit progress reports on its pollution prevention plans (mitigation plans) in terms of the Pollution Prevention Plan Regulations referred to below, which in the interim serves as governing regulations in terms of the Climate Change Act.

Sasol continues to engage with the government on the imposition of mandatory carbon budgets. Sasol’s engagement focuses on the need for the alignment of mitigation instruments in an effort to create long-term policy and regulatory certainty. Although not mandatory, Sasol participated in the first phase of the carbon budget process and received and agreed to its allocated carbon budget, which was in place until the end of calendar 2020. We received the second voluntary carbon budget for the next five years until 2027. A preliminary allocation was received which was reduced based on our national GHG inventory. The GHG and the National Pollution Prevention Plan Regulations were promulgated in April and June 2017 respectively and subsequently revised. Sasol continues to submit its GHG data annually, as well as progress on its approved pollution prevention plans. The Carbon Tax Act, 15 of 2019 was signed into law in May 2019 and came into effect on 1 June 2019. National Treasury undertook a process to increase the carbon tax rates (as per the 2022 National Budget) culminating in higher tax rates for 2026 to 2030.

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

European Operations

In Germany and Italy, we operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and waste. These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment, and non-compliance with these regulations could lead to a material adverse impact on Sasol’s ability to operate in these countries. In Europe, we anticipate continuing to respond to the regulatory environment through existing systems and control technologies as well as through efficiency and control technology reviews and improvement opportunities where appropriate, in order to minimise the impact of the current and future regulations on our European operations.

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

Hazardous substances are regulated pursuant to multiple federal laws including the Toxic Substances Control Act and by a labelling standard that incorporates the requirements of the Globally Harmonised System of Classification and Labelling of Chemicals into occupational health and safety legislations. Chemical manufacturers and importers are required to evaluate the hazards of the chemicals they produce or import and prepare labels and safety data sheets to convey the hazard information to their downstream customers.

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

Sasol South Africa Limited, a subsidiary of Sasol Limited and a company incorporated in South Africa, primarily holds our operations located in South Africa. A number of other subsidiaries incorporated in

South Africa, including Sasol Oil (Pty) Ltd, Sasol Mining Holdings (Pty) Ltd, Sasol Gas (Pty) Ltd, Sasol Middle East and India (Pty) Ltd and Sasol Africa (Pty) Ltd, also hold our interests in operations in South Africa, other parts of Africa and the Middle East. Sasol Financing Limited and Sasol Financing International Limited, responsible for the management of cash resources and investments are wholly owned and incorporated in South Africa.

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

4.D Property, plants and equipment

Refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment” for further information regarding our property, plant and equipment.

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

Our Mining segment operates six collieries for the supply of coal to the Secunda Operations, Sasolburg Operations (utility coal only) and the external market. The annual production of each colliery, the primary market to which it supplies coal and the location of each colliery are indicated in the table below:

			Nominated
			capacity	Production (Mt)(3)
Colliery	Location	Market	per year (Mt)(2)	2024	2023	2022
Bosjesspruit	Secunda	Sasolburg Operations	4,8	5,0	5,5	5,0
Impumelelo	Secunda	Sasolburg Operations	4,9	4,3	4,7	5,3
Shondoni	Secunda	Sasolburg Operations	6,6	5,8	6,1	6,4
Syferfontein	Secunda	Sasolburg Operations	8,0	7,9	7,6	8,5
Twistdraai Thubelisha	Secunda	Export/Secunda operations (1)	8,4	8,1	7,7	7,3
Sigma : Mooikraal	Sasolburg	Sasolburg Operations	1,4	1,2	1,2	1,1
				32,3	32,8	33,6
Production tons per continuous miner (mining production machine) per shift including off-shift production (4) (t/cm/shift)				983	951	984
(1)	The secondary product from the export beneficiation plant is supplied to Secunda Operations.
(2)	The nominated capacity of the mines is the expected production of that mine and does not represent the total maximum capacity of the mine.
(3)	Production excludes externally purchased coal.
(4)	Off-shift production is a legally permitted, voluntary shift system allowing mine workers to produce coal on their non-working shifts. This shift system provides the mine with a flexibility option to catch up on production shortfall. The mine workers are remunerated for this production on a cost per ton basis.

Processing operations

Coal export business—Secunda Operations.

We started the coal export business in August 1996. Run of mine (ROM) coal is sourced from the Twistdraai Thubelisha Colliery (nominated capacity 8,4 Million tons (Mt)). The export beneficiation plant has a design throughput total capacity of 10,5 Mt per annum. In 2024, we produced 8,1 Mt from Twistdraai Thubelisha Colliery; of which we beneficiated 7,0 Mt, and 1,9 Mt was bypassed to Sasol Coal Supply.

ROM coal is transported via an overland conveyor belt to the export beneficiation plant from the Twistdraai Thubelisha Colliery. The export product is loaded onto trains by means of a rapid load-out system, and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

Sasol Mining has a 4,20% shareholding in RBCT and Sasol Mining’s entitlement on an 81 Mt per year RBCT capacity is 4,29%, which translates to 3,47 Mt per year. Actual export volumes for 2024 were 2,1 Mt. This was because of increased production and improved Transnet Freight Rail performance offset by diversion of Twistdraai Thubelisha ROM coal to Secunda Operations.

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

The daily coal supply to Secunda Operations was approximately 100 000 tons for 2024.

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

Aeromagnetic surveys

Many exploration areas are usually aero-magnetically surveyed before the focused exploration is initiated. The main objective is to locate magnetic dolerite sills and dykes, as well as large-scale fault zones.

Geophysical wireline surveys of directional boreholes

Geophysical surveys are routinely conducted in the completed directional drilled boreholes. This results in the availability of detailed information leading to increased confidence of the surface directional drilling results.

Secunda Operations

The coal supplied to Secunda Operations is the raw coal mined from the four mines supplemented by external coal purchases, supplying Secunda operations and the secondary product from the export beneficiation plant.

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

General stratigraphy

The principal coal horizon, the Number 4 Lower Coal Seam, provides some 90,29% (2023—90,70%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest from bottom up.

The Number 4 Lower Coal Seam is a bituminous hard coal, characterised by the following borehole statistics as at 31 March 2024:

●	the depth to the base of the seam ranges from 40 m to 241 m with an average depth of 135 m below the surface topography. All the current mining done on this seam is underground;
●	the floor of the seam dips gently from north to south at approximately 0,5 degrees;
●	the thickness of the seam varies in a range up to 10 m with a weighted average thickness of 3,7 m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs;
●	the inherent ash content (air dried basis) is an average 27,58%;
●	the volatile matter content is tightly clustered around a mean of 22,60% (air dried); and
●	the total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,03% of the total mass of the coal.

The other potential coal seam is:

●	the Number 2 Coal Seam at Shondoni colliery and Impumelelo colliery, which has been included in our reserve base.

Reserve estimation (remaining reserves at 31 March 2024)

We have approximately 3,6 billion tons (Bt) (2023—3,7 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,1 Bt (2023—1,2 Bt) of recoverable reserves. The coal reserve estimations are set out in Table 1 that follows. Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda Operations and a portion of the Twistdraai Thubelisha reserves which will be exported. The reserve disclosure in this section includes our Mining segment’s total coal resources and reserves available for mining operations in Secunda. These reserves have not been adjusted for the synthetic oil reserves reported in the Supplemental Oil and Gas information. The different reserve areas are depicted on the map on page M-1, as well as whether a specific reserve area has been assigned to a specific mine.

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

The latest coal resource/reserve estimations were determined by following the same process. The estimation of the proved reserves is compliant with the definition and guidelines as stated in the modernised SEC Regulation S-K subpart 1300.

The following internal controls are used in the exploration and mineral reserve estimation:

●	The Resources and Reserves document is compiled for submission to the Sasol Mining Board for approval by the Company Secretary Energy. Before submission the Vice President (VP) Integration and Mine Deployment performs a high-level reasonableness review (sense check) to ensure the detailed process was followed. This process includes a mass balance reconciliation.
●	The Vice President (VP) Integration and Mine Deployment checks the reconciliation of Form 20-F information provided in Table 4 of the Synthetic Oil section of the Supplemental Oil and Gas information to confirm that the information disclosed for the most recently closed financial year is accurate, complete and consistent with the Sasol Mining Board Approved Resource and Reserve Statement and only includes coal to liquid resources and reserves.

Those involved in the Reserves and Resources estimation process are sufficiently qualified. The Head of Coal Geology signs off on the process and is classified as a Competent Person as defined by the South African Council for Natural and Scientific Professionals

Table 1.

Coal reserve estimations(1) as at 31 March 2024, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002.

	Gross in		Mine
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated
	resource(1)	discount	losses	rate	reserves(2)	yield(3)	Proved/
Reserve area	(Mt)(4)	(Mt)(4)	(Mt)(4)	(%)	(Mt)(4)	(%)	probable
Shondoni colliery, number 4 seam	357	48	69	49	120	100	Proved
Shondoni colliery, number 2 seam	61	12	6	41	19	100	Probable
Bosjesspruit colliery	98	7	51	56	31	100	Proved
Bosjesspruit colliery	38	2	9	45	12	100	Probable
Syferfontein colliery	387	61	100	62	137	100	Proved
Alexander Block	498	100	74	46	107	100	Proved
Alexander Block	—	—	—	—	16	100	Probable
Twistdraai Thubelisha colliery	531	102	55	52	211	P30,S44	Proved
Impumelelo, Block 2, number 4 seam	633	95	73	49	200	100	Proved
Impumelelo, Block 2, number 2 seam	383	58	172	37	44	100	Probable
Block 2 South, number 4 seam	363	98	49	54	123	100	Probable
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable
Block 3 South	141	38	19	57	52	100	Probable
Total Secunda area	3 623				1 117

Table 2.

Coal reserve estimations(1) as at 31 March 2024, in the Sasolburg area where Sasol Mining has converted mining rights (signed on 29 March 2010) in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002.

	Gross in		Mine
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated
	resource(1)	discount	losses	rate	reserves(2)	yield(3)	Proved/
Reserve area	(Mt)(4)	(Mt)(4)	(Mt)(4)	(%)	(Mt)(4)	(%)	probable
Sigma Mooikraal	154	14	27	46	20	100	Proved
Total Mooikraal area	154				20
(1)	The gross in situ coal resource is an estimate of the coal tonnage, contained in the full coal seam above the minimum thickness cut off and relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.
(2)	The recoverable coal reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors and the addition of dilatants such as moisture and contamination.
(3)	The P% of P30 refers to the export product yield from the recoverable coal reserve and the S% of S44 refers to secondary product yield, which will be supplied to the Secunda Operations. The balance of this is discard material.
(4)	Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

Table 3.

Coal qualities, on an air-dry basis, in respective coal reserve areas, where Mining has converted mining rights in respect of the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(air dry)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(air dry
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Shondoni colliery	Wet	4,3	n/a	Assigned	Steam	20,9	1,0
Bosjesspruit colliery	Wet	4,0	n/a	Assigned	Steam	19,5	0,9
Syferfontein colliery	Wet	4,8	n/a	Assigned	Steam	22,5	0,9
Twistdraai Thubelisha colliery	Wet	4,4	n/a	Assigned	Steam	20,8	1,1
Impumelelo, Block 2, number 4 seam	Wet	3,7	n/a	Assigned	Steam	18,9	1,3
Impumelelo, Block 2, number 2 seam	Wet	4,0	n/a	Assigned	Steam	21,1	0,9
Alexander Block	Wet	4,5	n/a	Unassigned	Steam	21,6	0,8
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,4	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	21,9	0,7

Table 4.

Coal qualities, on an as received basis, in respective coal reserve areas, where Mining has converted mining rights in the Secunda mining complex in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(as received)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(as received
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Shondoni colliery	Wet	4,3	3,0	Assigned	Steam	19,7	0,9
Bosjesspruit colliery	Wet	4,0	4,0	Assigned	Steam	18,8	0,8
Syferfontein colliery	Wet	4,8	4,3	Assigned	Steam	20,9	0,8
Twistdraai Thubelisha colliery	Wet	4,4	4,7	Assigned	Steam	20,8	1,1
Impumelelo, Block 2, number 4 seam	Wet	3,7	4,0	Assigned	Steam	19,2	1,3
Impumelelo, Block 2, number 2 seam	Wet	4,0	3,5	Assigned	Steam	19,8	0,8
Alexander Block	Wet	4,5	4,5	Unassigned	Steam	20,4	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	18,0	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,2	0,7
Block 3 South	Wet	3,6	3,6	Unassigned	Steam	21,8	0,7

Table 5.

Coal qualities, on an air-dry basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in respect of the Sasolburg area in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(air dry)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(air dry
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Sigma: Mooikraal	Wet	3,8	n/a	Assigned	Steam	20,1	0,6

Table 6.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in the Sasolburg area in terms of the Mineral and Petroleum Resources Development Act, 28 of 2002.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(as received)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(as received
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Sigma: Mooikraal	Wet	3,8	4,0	Assigned	Steam	19,0	0,5

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

In respect of Mpumalanga, Sasol Mining holds three mining rights for coal situated within the Bethal,

Secunda, Highveld Ridge, Balfour and Standerton magisterial districts with DMRE reference numbers MP 30/5/1/2/2/138 MR, MP30/5/1/2/2/10096 MR and MP30/5/1/2/2/10125 MR respectively. These mining rights are valid for periods of between 20 and 30 years, which can be renewed upon application to the DMRE, and allows Sasol Mining to provide a continuous and steady coal supply to Secunda Operations, which beneficiates the coal into higher value and in most cases, end line products. The bulk of Sasol Mining’s operations in Secunda falls within the Secunda Complex 138 MR mining right which was converted from old order mining licences. The 138 MR mining right has since its conversion to a new order mining right been amended to include various properties held under prospecting and mining rights which were either applied for and granted by the DMRE or were acquired from third parties and ceded to Sasol Mining. The 10096 MR mining right which Sasol Mining refers to as its Block IV mining right was granted in 2017 and the 10125 MR mining right referred to as Alexander was granted by the DMRE in 2018 and ceded to Sasol Mining during the same year.

Gas

Our natural oil and gas operations are managed by Gas Sourcing and Operations (GSO) as part of the Gas segment of our Energy Business. As of 30 June 2024, we held equity in two producing assets with proved reserves in Mozambique. We also have equity in exploration licences in Mozambique and South Africa.

In the narrative sections below, unless stated otherwise, all quantitative statements refer to gross figures. The tabular information which follows the narrative provides:

●	total gross and net developed and undeveloped acreage of our natural oil and gas assets and exploration licences by geographic area, at 30 June 2024;

●	the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled, at 30 June 2024;
●	capitalised natural oil and gas exploratory well costs at the end of the last three years and information about the continued capitalisation of natural oil and gas exploratory well costs, at 30 June 2024;
●	details about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells, at 30 June 2024; and
●	average sales prices and production costs, of natural oil and gas, for the last three years.

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

The maps on page M-3 to M-4 show the location of our assets and exploration licences.

Mozambique

Licence terms

Development and production

In Mozambique, we have interests in two onshore assets, both are now producing with proved developed reserves, in the case of PSA these are limited to the first phase of production with additional facilities to be commissioned later. The first producing asset is the Pande- Temane PPA licence (301,1 thousand developed net acres). Our subsidiary Sasol Petroleum Temane Limitada (SPT), the operator, holds a 70% working interest in the PPA. The PPA expires in 2034 and carries two possible five-year extensions. There is no requirement to relinquish any acreage until the expiry of the PPA.

The second producing asset is the PSA licence (340,8 thousand undeveloped net acres and 43,6 thousand developed net acres) where we are currently developing oil and gas reservoirs contained in the Pande, Temane and Inhassoro fields. The PSA Temane G8 reservoir commenced production in May 2024. Our subsidiary Sasol Petroleum Mozambique Limitada (SPM), the operator, holds a 100% working interest. Under the terms of the current PSA licence, ENH as the licence holder is entitled to a profit share of production. The PSA field development plan amendment approval for Inhassoro, Temane and Pande was received on 29 September 2020 with a production period of 30 years expiring on 28 September 2050. There is no requirement to relinquish any acreage until the expiry of the individual development areas. The Corvo and Tafula areas were under the commercial assessment period second renewal to the end of February 2024 and according to the PSA licence, such areas are deemed relinquished upon the expiry of the commercial assessment period (February 2024) as a declaration of commerciality was not provided.

Exploration

We have interests in one offshore exploration licence, Angoche A5-A (non-operated) and one operated onshore licence PT5-C.

Block A5-A in the offshore Angoche Area covers an area of 115,7 thousand undeveloped net acres. Our subsidiary, Sasol Mozambique A5-A Limitada (SMA5-A) currently has a 10% participating interest in the licence. The current Exploration Sub-Period which was set to expire on December 2023 was extended by 12 months to 31 December 2024 to allow for post well studies following the drilling of the Raia-1 commitment well in 2023.

The onshore block PT5-C in the Pande-Temane Area originally covered an area 521,0 thousand undeveloped net acres. Our subsidiary, Sasol Mozambique PT5C Limitada (SMPT5-C) holds a 70% working interest, as operator, and ENH holds a 30% interest, carried through the pre-development period.

Following the discovery of gas in the Bonito-1 well G9 reservoir, a two-year appraisal plan was submitted to the Regulator (INP) and approved in August 2023. The plan includes drilling an appraisal well during the second half of calendar year 2024 and geological and geophysical studies. Upon entry into the second exploration subperiod on 1 January 2024, 20% of the initial acreage (excluding any discovery areas) was relinquished. The exploration period carries a minimum commitment of an exploration well which is planned to be drilled during the second half of calendar year 2024. The current license area is 456,5 thousand undeveloped net acres following the 20% relinquishment on 1 January 2024.

Activities

Development and production

In the PPA licence, at 30 June 2024, well stock is 25 wells. Two wells (Pande-19 and Temane-4) were reinstated for production.

Under the PSA, following approval of the field development plan amendment in September 2020 and final investment decision in February 2021, work to deliver the field development scope (oil and gas wells and gathering system and integrated gas, oil and LPG processing facilities) commenced. The 3-D seismic data acquisition and processing over the Pande and Inhassoro fields was concluded in 2022. Drilling and workover activities commenced on 7 August 2021 using the rig contracted for an integrated drilling campaign, servicing the PPA, PT5-C and PSA licences. Engineering activities for the surface facilities, i.e. well pads, oil and gas gathering system and oil, gas and LPG processing facilities, and procurement are significantly advanced. Ten new wells have been drilled, nine are complete and ready for hook-up to the gathering network, two Temane wells commenced production in May 2024 through the Initial Gas Facilities (IGF) that achieved beneficial operation in November 2023. The integrated gas, oil and LPG processing facilities (IPF)

are significantly complete and on track to achieve beneficial operation during the last quarter of calendar 2024. The project costs are trending within the approved US$760 million, with total field development spend as at 30 June 2024 amounting to US$571,9 million. A stratigraphic exploration well (deepening section of Temane Deep) was drilled in August 2023. No hydrocarbons were encountered, and the deepening section was declared dry.

Capitalised exploratory well costs

At 30 June 2024, there were no exploratory well costs capitalised in the Pande-Temane PPA asset or in the A5-A licence. Under the PT5-C licence following the discovery of hydrocarbons, exploratory well costs of R450,9 million continue to be capitalised for a period greater than one year after the completion of drilling; these costs relate to the exploration drilling activities conducted and completed in 2023. Costs related to follow-up exploration drilling activities of R55,6 million were capitalised during 2024.

At 30 June 2024, there were no exploratory well costs capitalised in the PSA. Total exploratory well costs capitalised as at 30 June 2024 amounted to R506,5 million.

Facilities and productive wells

Natural gas and condensate is produced from the Pande-Temane PPA and PSA asset facilities, at the Central Processing Facility (CPF) and Initial Gas Facility (IGF) on a site of approximately 400 000 square metres, located some 700 km north of Maputo, the capital of Mozambique. Production from the Temane and Pande fields is routed from production wells via infield flowlines and pipelines to the CPF and IGF respectively. The design capacity of the CPF and IGF is 491 million and 80 million standard cubic feet per day (MMScf/D) respectively of sales gas together with small amounts of associated condensate.

At 30 June 2024, there were 25 productive wells in the Pande-Temane PPA asset. At 30 June 2024, there were 2 productive wells in the Temane PSA asset.

Delivery commitments

Gas produced from the Pande-Temane PPA asset, other than royalty gas provided to the Mozambican government, is supplied in accordance with long-term gas sales agreements (GSAs). The gas produced in accordance with GSA1, signed on 27 December 2002 and amended on 3 May 2022 (30-year contract term from 1 April 2004), and GSA2, signed on 10 December 2008 (20-year contract term from 1 January 2010), is sold by the PPA asset for use as part of the feedstock for our chemical and synthetic fuel operations and to the external market in South Africa, with a daily contract quantity equivalent to 118,8 PJ/a (107,76 bscf/a) and 27 PJ/a (24,49 bscf/a) for GSA1 and GSA2 respectively. There are four off-takers under the GSA3, which are 20-year contracts that supply gas to the Mozambique market. These satisfy a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas Company S.A from 1 July 2014 for 8 PJ/a (7,26 bscf/a), ENH Kogas (ENH) from 1 March 2013 for 6 PJ/a (5,44 bscf/a), Central Termica de Ressano Garcia S.A. from end February 2015 for 11 PJ/a (9,98 bscf/a) and ENH effective from 1 June 2015 for 2PJ/a (1,81 bscf/a).

Production from Proved Reserves is expected to commence declining in calendar 2024, when it will no longer be possible to fully supply gas at historically contracted rates. Technical options are currently being considered to address this issue.

PPA condensate is currently sold to Petróleos de Moçambique, S.A. (Petromoc), which transports the condensate by truck from the CPF for export. The contract terminates on 30 June 2025.

GSA4 in place between SPM and ENH as joint sellers and SSA as the buyer, signed on 29 June 2021, allows for the delivery of a maximum of 33 PJ/a, over the 25-year licence term of the PSA, capped at a total contract quantity of 292 bscf. GSA4 gas is currently being produced earlier than originally scheduled through the IGF. Once the IPF is ready, PSA gas will be delivered through the IPF.

A GSA is in place between SPM and ENH as joint sellers and Electricidade de Moçambique (EDM) as the buyer, signed on 31 May 2021. The buyer entered into a tolling arrangement for a gas-to-power project with an installed capacity of approximately 450 MW which is being constructed on a site at Temane. The Central Termica de Temane (CTT) project will require 23 PJ/a natural gas for a 25-year period. CTT is expected to achieve commercial operation during 2025. Gas supplied to CTT will be via the IPF when it comes online. The IPF will also enable the production of Liquified Petroleum Gas (LPG) and Light Oil and Condensate (LOC).

An estimated 30 000 tonnes/a of LPG will be produced from the PSA Integrated Processing Facility. In this regard, a LPG sales agreement has been concluded between SPM and ENH, dated 31 May 2021.

LOC produced from the IPF will be sold to ENH, as the Government of Mozambique appointed buyer.

Proved reserves (all quantities are net to Sasol)

Our Mozambique proved reserves are contained in the Pande-Temane PPA and PSA assets. These represent the net economic interest volumes that are attributable to Sasol after the deduction of petroleum production tax taken in kind. The primary sales product is natural gas, with minor amounts of associated liquid hydrocarbons.

Changes to proved reserves

There was a decrease of 103,5 billion cubic feet in proved gas reserves to 626,0 billion cubic feet due to production of 120,6 billion cubic feet partially offset by a 0,4 billion cubic feet upward revision of previous estimates, and improved recovery of 16,7 billion cubic feet.

Changes to proved developed reserves

Proved developed gas reserves decreased by 114,8 billion cubic feet to 429,9 billion cubic feet as a consequence of production offset by minor revisions and volumes moving into undeveloped reserves and then converting to developed reserves..

Proved undeveloped reserves converted to proved developed reserves

6,2 Bscf have matured into undeveloped reserves and then converted into developed reserves during 2024.

Changes to proved undeveloped reserves

Proved undeveloped gas reserves increased by 11,3 billion cubic feet to 196,1 billion cubic feet.

Proved undeveloped reserves remaining undeveloped

The PPA asset proved undeveloped reserves are estimated to be 25,3 billion cubic feet and in the Pande-Temane PSA asset 170,8 billion cubic feet. It is anticipated that both these quantities will be converted to developed reserves during the calendar 2025.

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

Activities

Exploration

No exploration activities were conducted during FY24 in the ER236 licence due to the currently ongoing Judicial Review of the ER236 Environmental Authorization (EA) granted by Department of Forestry, Fisheries and the Environment (DFFE).

Capitalised exploratory well costs

At 30 June 2024 there were no exploratory well costs capitalised in South Africa.

Tabular natural oil and gas information

Developed and undeveloped acreage

The table below provides total gross and net developed and undeveloped acreage, in thousands, for our natural oil and gas assets by geographic area at 30 June 2024.

Natural oil and gas
acreage concentrations		South
at 30 June 2024(1)	Mozambique(2)	Africa	Total
Developed acreage
Gross	473,7	—	473,7
Net	344,7	—	344,7
Undeveloped acreage
Gross	150,2	13 758,1	15 908,3
Net	913,0	13 758,1	14 671,1
(1)	The table does not include acreage information (neither net nor gross) pertaining to: licences from which Sasol is in a formal process of withdrawing; licence areas proposed for relinquishment owing to local regulations; or new blocks Sasol is in a process of acquiring. See the map on page M-3 to M-4 for a representation of the affected areas.
(2)	Certain licences in Mozambique overlap as they relate to specific stratigraphic horizons.

Drilling activities

The table below provides the number of net wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2024.

Number of wells drilled for the
year ended 30 June	Mozambique
2022
Net development wells—productive(1)	2,8
As at 30 June 2022
Wells being drilled—gross(3)	1,0
Wells being drilled—net(3)	1,0
2023
Net exploratory wells—dry(1)	0,8
Net exploratory wells—productive(1)	0,7
Net development wells—productive(1)	3,7
Net stratigraphic test wells—exploratory type(2)	1,0
As at 30 June 2023
Wells being drilled—gross(3)	1,0
Wells being drilled—net(3)	0,7
2024
Net exploratory wells—dry(1)	—
Net exploratory wells—productive(1)	—
Net extension wells(4)—productive(1)	—
Net extension wells(4)—dry	—
Net development wells—productive(1)	6,0
Net development wells—dry(1)	—
Net stratigraphic test wells—exploratory type(2)	1,0
Net stratigraphic test wells—development type(2)	—
As at 30 June 2024
Wells being drilled—gross(3)	2,0
Wells being drilled—net(3)	1,7
(1)	A productive well is an exploratory, extension or development well that is not a dry well. A dry well is an exploratory, extension or development well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.
(2)	A stratigraphic test well is drilled to obtain information pertaining to a specific geological condition and is customarily drilled without the intent of being completed. Stratigraphic test wells are ‘exploratory type’ if not drilled in a known area or ‘development type’ if drilled in a known area.
(3)	The number of wells being drilled includes wells that have been drilled but have not yet been mechanically completed to enable production. Wells which are awaiting only surface connection to a production facility are considered to be completed.
(4)	An extension well is a well drilled to extend the limits of a known reservoir.

Capitalised exploratory well costs

The table below provides details about natural oil and gas capitalised exploratory well costs at the end of the last three years, showing additions and costs charged to expense.

	2024	2023	2022

	(Rand in millions)
Capitalised Exploratory Well Costs
Balance at beginning of year	510,5	50,0	59,8
Additions for the year	50,1	460,5	(9,8)
Costs incurred(1)	50,1	460,5	—
Asset retirement obligation adjustments	—	—	(9,8)
Charged to expense for the year	(54,1)	—	—
Balance at end of year	506,5	510,5	50,0

Capitalised Exploratory Well costs
Ageing at 30 June 2024	Mozambique
	(Rand in millions)
less than 1 year	55,6
1 to 2 years	450,9
Number of projects	1	(2)
(1)	Including actualisation of exploratory well cost written off in the previous years and excluding impact of Asset retirement obligation adjustments.
(2)	Project activities for the PT5-C licence are described above, under Mozambique—Exploration.

Oil and gas production facilities and productive wells

We operate production facilities in Mozambique.

The table below provides the production capacity at 30 June 2024.

Plant Description	Location	Design Capacity
Central Processing Facility	Pande-Temane PPA, Mozambique	491 MMscf/day gas
Initial Gas Facility	Pande-Temane PSA, Mozambique	80 MMscf/day gas

The table below provides the number of productive gas wells at 30 June 2024. A productive well is a producing well or a well that is mechanically capable of production.

Number of productive
wells 30 June 2024	Mozambique
Productive gas wells
Gross	27,0
Net	19,5

Sales prices and production costs

The table below summarises the average sales prices for natural gas and petroleum liquids produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sale prices and production costs
for the year ended 30 June	Mozambique(2)

(Rand per unit)
2022
Average sales prices
Natural gas, per thousand standard cubic feet	36,8
Natural liquids, per barrel	932,0
Average production cost(1)
Natural gas, per thousand standard cubic feet	10,2
2023
Average sales prices
Natural gas, per thousand standard cubic feet	56,6
Natural liquids, per barrel	970,7
Average production cost(1)
Natural gas, per thousand standard cubic feet	9,5
2024
Average sales prices
Natural gas, per thousand standard cubic feet	53,0
Natural liquids, per barrel	947,2
Average production cost(1)
Natural gas, per thousand standard cubic feet	10,1
(1)	Average production costs per unit of production are calculated according to the primary sales product. Cost excludes, capital, depreciation, exploration and rehabilitation costs.
(2)	Production and corresponding sales commenced by the PSA after Beneficial Operation of the Initial Gas Facility on 7 May 2024. The Mozambique average sales and production cost is calculated on a weighted average volume and cost basis.

Transportation capacity

The table below provides details of the transportation capacity and location available to our Gas segment.

Design
Plant description	Location	capacity(1)
Gauteng transmission network	Gauteng	128 bscf/a
ROMPCO Pipeline	From Central Processing Facility (Mozambique) to Pressure Protection Station (Secunda) (865km)—From Mozambique to Secunda and Sasolburg	191 bscf/a
Secunda, Witbank and Middelburg pipeline	South Africa	11 bscf/a
Transnet Pipeline transmission pipeline	South Africa	23 bscf/a
(1)	Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Fuels—Plants and facilities

Our facilities in South Africa

Our main manufacturing facilities are located at Secunda. Additionally, the Natref refinery, which, is approximately 2 km2 is based in Sasolburg.

Our interests in facilities in Qatar

ORYX GTL is a gas-to-liquids plant which is approximately 1.4 km2, located at Ras Laffan Industrial City, situated along the northeast coast of Qatar.

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

The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown.

	2024	2023	2022
Average sales price per barrel (rand per unit)	1 587,98	1 599,23	1 363,68
Average production cost per barrel (rand per unit)	1 070,21	1 050,50	948,36
Production (millions of barrels)	32,5	32,5	32,6

Supplemental oil and gas information

Supplemental oil and gas information: See “Item 18—Financial Statements—Supplemental Oil and Gas Information” for supplemental information relating to synthetic oil producing activities.

Chemicals – Plants and facilities

Our facilities in South Africa

Our main manufacturing facilities are located in Secunda and Sasolburg. Within the Secunda property, a portion of the explosives assets are owned and operated by Enaex in association with Sasol since 1 July 2020. The size of the Sasolburg property is approximately 51 km2.

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

Refer to “Item 3.D—Risk factors” and “Item 5.B—Liquidity and capital resources” for further detail on the Lake Charles facilities.

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

Production capacity at 30 June 2024

Product Groups capacity(1)		C2-3 Olefins(2)	C5-8 Alpha Olefins	Polyolefins (3)	LAB (4) and Paraffin (5)	C1-5 Alcohols, Ketones and Acrylates	C6+ Alcohols (6)	Surfactants	EO and Derivatives (7)	Wax	Other	Others Description
Geographic Location	Main Business Divisions (8)	BC	BC	BC	ECC	PS	ECC	ECC	ECC, BC, PS	PS	All	All
(ktpa)
Americas		1,200	100	500	300		300	300	300		100
Lake Charles		X	X	X	X		X	X	X		X	Inorganics (9)
Winnie/ Greens Bayou											X	Aromatics (10)
Tucson											X	Inorganics
Eurasia					300		400	700	300		100
Germany	Marl						X	X	X		X	Aromatics
	Brunsbüttel						X				X	Inorganics
Italy	Augusta				X		X
	Sarroch				X
	Terranova							X
Slovakia	Novakv							X
China	Nanjing							X
Africa		1,600	400	1,200		1,000	100			300	900	(11)
Secunda		X	X	X		X	X				X	Ammonia, Carbon
Sasolburg		X		X		X				X	X	Ammonia, Aromatics
Durban										X
(1)	Within the individual product groupings, capacities are consolidated. Capacities are rounded to the nearest 100kt. “X” indicates that the location produces the specific product grouping.
(2)	Ethylene and Propylene: Predominately used for internal production of derivatives. In the Americas, this represents our historic ethylene cracker plus Sasol’s 50% of our LIP JV cracker.
(3)	Polyethylene, Polypropylene and PVC. In the US, this represents Sasol’s 50% share in the LIP JV.
(4)	LAB in Eurasia partly used to produce Surfactants internally.
(5)	Paraffins mainly consumed for LAB production.
(6)	C6+ Alcohols partly used for production of Surfactants.
(7)	EO and derivatives such as Butyl Glycol Ether (BGE), MEG and Amines. Ethylene Oxide predominantly used to produce Surfactants.
(8)	Business divisions include Performance Solutions (PS), Essential Care Chemicals (ECC), Advanced Materials (AM) and Base Chemicals (BC).
(9)	Inorganics in Europe and the US mainly as a co-product from the Alcohol-Ziegler process, part of our AM business division.
(10)	Aromatics: Further processing of Secunda value chain products in Sasolburg and the US: Phenol, cresylics and derivatives. Total global integrated Aromatics capacity is 100kt.
(11)	Predominantly Ammonia.

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments from the SEC staff regarding our periodic reports under the Exchange Act received not less than 180 days before 30 June 2024, that are considered material.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with our consolidated financial statements included in “Item 18—Financial Statements” as at 30 June 2024 and 2023, and for the years ended 30 June 2024, 2023 and 2022, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

For information regarding our financial overview and external factors impacting on our business, refer to the “Integrated Report—Chief Financial Officer’s Report” as contained in Exhibit 99.3.

The discussion on the 2022 financial results has not been included as this can be found under Item 5 of our Form 20-F for the year ended 30 June 2023. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” and see “Item 3.D—Risk factors” for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

5.A Operating results

Results of operations

			Change		Change
	2024	2023	2024/2023	2022	2023/2022

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Turnover	275 111	289 696	(5)	272 746	6
Operating costs and expenses	(228 760)	(236 901)	(3)	(224 360)	6
Remeasurement items	(75 414)	(33 898)	>100	9 903	(>100)
Equity accounted profit, net of tax	1 758	2 623	(33)	3 128	(16)
Earnings before interest and tax	(27 305)	21 520	(>100)	61 417	(65)
Net finance costs	(7 201)	(7 006)	3	(5 876)	19
Earnings before tax	(34 506)	14 514	(>100)	55 541	(74)
Taxation	(9 739)	(5 181)	88	(13 869)	(63)
Earnings	(44 245)	9 333	(>100)	41 672	(78)

Financial review 2024

●	For information regarding our financial position, and an overview of our results refer “Integrated Report—Chief Financial Officer’s Report” as contained in Exhibit 99.3.
●	For information on changes in our financial condition, and overall financial performance refer “Integrated Report— Chief Financial Officer’s Report” as contained in Exhibit 99.3.

Turnover

Turnover consists of the following categories.

			Change		Change
	2024	2023	2024/2023	2022	2023/2022

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Sale of products	270 248	285 826	(5)	269 017	6
Services rendered	4 863	3 870	26	3 729	4
Turnover	275 111	289 696	(5)	272 746	6

The primary factors contributing to the changes in turnover were.

	Change		Change
	2024/2023		2023/2022
	(Rand in		(Rand in
	millions)	(%)	millions)	(%)
Turnover 2023 and 2022	289 696		272 746
Exchange rate effects	15 577	6	46 985	17
Product prices	(31 939)	(11)	(15 090)	(6)
—crude oil	(2 735)	(1)	(3 300)	(1)
—other products	(29 204)	(10)	(11 790)	(4)
Net volume changes	1 778	1	(15 052)	(6)
Other effects	—	-	107	(1)
Turnover	275 111	(5)	289 696	6

Operating costs and expenses

Operating costs and expense consists of the following categories.

			Change		Change
	2024	2023	2024/2023	2022	2023/2022

	(Rand		(%)	(Rand	(%)
	in millions)			in millions)
Materials, energy and consumables used	(137 957)	(152 297)	(9)	(123 999)	23
Selling and distribution costs	(10 394)	(10 470)	(1)	(8 677)	21
Maintenance expenditure	(15 446)	(15 076)	2	(13 322)	13
Employee-related expenditure	(35 465)	(33 544)	6	(32 455)	3
Depreciation and amortisation	(15 644)	(16 491)	(5)	(14 073)	17
Other expenses and income	(13 854)	(9 023)	54	(31 834)	(72)
Operating costs and expenses	(228 760)	(236 901)	(3)	(224 360)	6

Materials, energy and consumables used. Materials, energy and consumables used in 2024 amounted to R137 957 million, a decrease of R14 340 million, or 9%, compared with R152 297 million in 2023, which increased by 23% from R123 999 million in 2022. The decrease in these costs between 2024 and 2023 was mainly due to lower feedstock and utility costs offset by the weaker rand relative to the US dollar.

Selling and distribution costs. These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2024 amounted to R10 394 million, which represents a decrease of R 76 million, or 1%, compared with R10 470 million in 2023, which increased by R1 793 million, or 21%, compared with R8 677 million in 2022. The variation in these costs was mainly attributable to decreased logistical costs in our South African Chemicals business of R552 million due to global reduced shipping rate, which was offset by the impact of inflation and a weaker exchange rate of R 834 million. Selling and distribution costs represented 4% of sales in 2024, 4% of sales in 2023, and 3% of sales in 2022.

Maintenance expenditure. Maintenance expenditure in 2024 amounted to R15 446 million, which represents an increase of R370 million, or 2%, compared with R15 076 million in 2023, which increased by R1 754 million, or 13%, compared with R13 322 million in 2022. Maintenance expenditure increased in 2024 compared to 2023 mainly due to inflation, and the weaker exchange rate of R962 million.

Employee-related expenditure. Employee-related expenditure amounted to R35 465 million, which represents an increase of R1 921 million in 2024, or 6%, compared with R33 544 million in 2023, which increased by R1 089 million, or 3%, from 2022.

This amount includes labour costs of R35 579 million (2023 — R33 655 million and 2022— R32 141 million), a share-based payment charge to the income statement of R986 million, (2023 — R1 033 million and 2022— R1 139 million) and Costs capitalised to projects of R1 100 million (2023 — R1 114 million and 2022— R825 million). This increase in 2024 is mainly due to the effect of the weaker rand against foreign currencies, inflation and salary increases of R2 080 million.

Depreciation and amortisation. Depreciation and amortisation in 2024 amounted to R15 644 million, which represents a decrease of R847 million or 5%, compared with R16 491 million in 2023, which increased by R2 418 million or 17% compared with R14 073 million in 2022. The decrease in depreciation relates mainly to the net impact of impairments in 2023 of R2 217 million relating to the South African integrated value chain impairment and Tetramerization impairment reversal, partly offset by increased capitalisations during the year and weaker exchange rate.

Other expenses and income. Other expenses and income in 2024 amounted to R13 854 million, an increase of R4 831 million, compared to R9 023 million in 2023, which decreased by R22 811 million from R31 834 million in 2022.

This amount includes:

●	Exploration expenditure and feasibility costs of R422 million (2023 — R751 million and 2022 — R366 million);
●	Translation losses of R839 million (2023 — R2 728 million gains and 2022 — R693 million gains);
●	Insurance costs of R1 190 million (2023— R1 091 million and 2022— R710 million);
●	Information technology cost of R3 498 million (2023— R3 078 million and 2022— R2 745 million);
●	Hired labour of R988 million (2023— R856 million and 2022— R694 million);
●	Audit remuneration of R160 million (2023— R141 million and 2022— R131 million);
●	Professional fees of R2 076 million (2023— R2 455 million and 2022— R1 916 million);
●	Gains on derivative instruments (including crude oil instruments, foreign exchange instruments, ethane swaps and other commodity derivatives) of R2 364 million mainly due to the group’s hedging activities and embedded derivatives, (2023— R3 287 million gain and 2022— R18 325 million loss);
●	Decrease in rehabilitation provisions of R758 million (2023—decrease of R870 million and 2022— increase of R866 million); and
●	Other operating income in 2024 amounted to R4 025 million, which represents a decrease of R1 156 million, or 22%, compared with R5 181 million in 2023 and a decrease of R3 034 million or 71% in 2022. The decrease was mainly due to lower Uzbek GTL licence fee income received in Chemicals Africa and no tax credit received in Italy in 2024 compared to 2023.

Share of profits from equity accounted investments

			Change		Change
	2024	2023	2024/2023	2022	2023/2022

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Profit before tax	2 701	4 035	(33)	4 809	(16)
Tax	(943)	(1 412)	(33)	(1 681)	(16)
Share of profit of equity accounted investments, net of tax	1 758	2 623	(33)	3 128	(16)
Remeasurement items, net of tax	(7)	23	—

The share of profits of equity accounted investments (net of tax) amounted to R1 758 million in 2024 as compared to R2 623 million in 2023 and R3 128 million in 2022. The decrease from 2023 to 2024 mainly relates to lower profits from ORYX GTL Limited due to lower plant utilisation rates.

For information regarding the Equity accounted profits, refer to “Item 18—Financial Statements—Note 18 Equity accounted investments”.

Finance costs and finance income

For information regarding finance costs incurred and finance income earned, refer to “Item 18—Financial Statements—Note 6 Net finance costs”.

The increase in finance costs in 2024 is mainly due to higher global interest rates.

Tax

The effective tax rate decreased to negative 28% in 2024 compared to 36% in 2023 and 25% in 2022. The low rate in 2022 was mainly a result of exempt income mainly relating to foreign currency translation losses reclassified on the disposal of the Canadian and Wax businesses and the profit on disposal of the ROMPCO pipeline. The high tax rate in 2023 was mainly as a result of non-deductible expenses incurred not deemed to be in the production of taxable income, as well as tax losses for which no deferred tax asset was raised. The effective corporate tax rate is negative 28,2% which more than 100% lower than the South African corporate income tax rate of 27%, mainly due the partial derecognition of deferred tax asset previously recognised on tax losses in the US as it is no longer considered probable that sufficient future taxable income will be available in the foreseeable future to fully utilise these losses

For further information regarding the tax charge, refer to “Item 18—Financial Statements—Note 9 Taxation”.

Non-controlling interests

For information regarding our non-controlling interests, and their share of profit, refer to “Item 18—Financial Statements—Note 20 Interest in significant operating subsidiaries”.

Profits attributable to non-controlling interests in subsidiaries of R26 million in 2024 decreased by R508 million, or 95%, from R534 million in 2023, which was a decrease of R2 182 million or 80% from R2 716 million in 2022.

The decrease in earnings attributable to non-controlling interests in 2024 was largely attributable to decrease in the company net profit as of 30 June 2024.

Financial review 2023

Group results

Profit before interest and tax of R 61 417 million in 2022 decreased (65%) by R39 897 million to a profit before interest and tax of R21 520 million in 2023. Even though the revenue increased by 6% from 2022 to 2023 due to higher rand per barrel oil price recovery and increase in sales price of coal, remeasurement items increased by R43 801 million from R9 903 million in 2022 to R33 898 million (loss) in 2023 which was largely due to impairment costs at Synfuels. The Chemicals Business performance was flat due to weaker global demand and associated reduction in demand of inventory by customers compared to the prior year. In 2023, oil prices averaged at US$87,34/bbl compared to US$92,06/bbl in 2022.

Items which materially impacted earnings before interest and tax

During 2023, earnings were impacted by the following significant items:

●	a net remeasurement items loss of R33 898 million compared to a net remeasurement gain of R9 903 million in the prior year. Included in the remeasurement items is the impairment of R34 634 million relating to Secunda liquid fuels refinery, and an impairment reversal of R3 645 million at the Tetramerization CGU in Chemicals America.

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

Refer also to “Integrated Report— Our distinctive value chains” as contained in Exhibit 99.4.

Energy Business

Mining

			Change		Change
	2024	2023	2024/2023	2022	2023/2022

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	3 874	6 386	(39)	6 370	0
Inter-segment turnover	25 002	21 280	17	18 016	18
Total turnover	28 876	27 666	4	24 386	13
Operating costs and expenses(1)	(25 666)	(25 086)	2	(20 930)	20
Earnings before interest and tax	3 210	2 580	24	3 456	(25)
EBIT margin %	11	9		14
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2024 compared to 2023

Total turnover increased by 4% from R27 666 million to R28 876 million mainly due to the increase in sales price of coal supplied to Secunda Operations, partly offset by lower coal export revenues as a result of lower export coal prices.

Earnings before interest and tax increased by 24% to R3 210 million compared to the prior year. Mining’s results were positively impacted by the aforementioned higher revenue and lower depreciation resulting from the prior year impairment of the Secunda liquid fuels refinery CGU, partially offset by higher external coal purchase prices and inflation on operating costs. Productivity of 983 t/cm/s was 3% higher than the prior year mainly due to the benefits of our ongoing full potential programme partly offset by safety related incidents and other operational challenges experienced during the year.

The external coal purchasing programme to supplement our own production continues to meet Secunda Operations demand and quality requirements, as well as to maintain the coal stockpile at targeted levels.

Results of operations 2023 compared to 2022

Total turnover increased by 13% from R24 386 million to R27 666 million mainly due to the increase in sales price of coal supplied to Secunda Operations. Export sales volumes were 13% lower compared to the prior year due to the impact of ongoing operational challenges at Transnet Freight Rail (TFR) and the diversion of export coal to Secunda Operations. External turnover was favourably impacted by the weaker ZAR/US$ exchange rate. The average US dollar export coal price was 2% lower than the prior year due to the impact of the Russia-Ukraine war.

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

The Secunda Operations coal stockpile increased from approximately 1,8 mt at the end of the prior year, closing at 2,0 mt for the year.

For further analysis of our results refer to an “Integrated Report—Performance overview’’ as contained in Exhibit 99.6.

Gas

			Change		Change
			2024/		2023/
	2024	2023	2023	2022	2022

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	8 014	7 234	11	7 789	(7)
Inter-segment turnover	4 144	4 754	(13)	4 152	14
Total turnover	12 158	11 988	1	11 941	0
Operating costs and expenses(1)	(5 455)	(5 556)	(2)	2 681	(>100)
Earnings before interest and tax	6 703	6 432	4	14 622	(56)
EBIT margin %	55	54		>122
(1)	Operating costs and expenses net of other income including exploration costs, remeasurement items and depreciation.

Results of operations 2024 compared to 2023

Total turnover of R12 158 million increased by 1% compared to the prior year mainly due to higher gas sales volumes partially offset by the lower weighted average gas sales price.

Earnings before interest and tax increased to R6 703 million from R6 432 million in the prior year mainly due to the reversal of the PSA impairment, aforementioned higher revenues and translation gains partially offset by the increase in rehabilitation provisions. The reversal of the PSA impairment of R1 143 million was mainly due to the asset reaching partial beneficial operation on the Initial Gas Facility (IGF) with production commencing on 7 May 2024, thereby enabling excess gas production to be brought forward compared to what was initially expected.

In Mozambique, the gas operations delivered a strong production performance. Production was 6% higher than the prior year supported by the additional wells brought online, resulting in increased production capacity and the early commencement of production from the PSA IGF on 7 May 2024 following the necessary approval from the government of Mozambique.

Results of operations 2023 compared to 2022

Total turnover of R11 988 million remained flat compared to the prior year mainly due to higher gas prices, offset by lower sales volumes due to asset disposals in the prior year as well as lower natural gas and methane rich gas sales volumes in South Africa, by 3% and 1% respectively, resulting from lower customer demand.

Earnings before interest and tax decreased to R6 432 million from R14 622 million in the prior year. The prior year earnings before interest and tax included remeasurement item gains from the disposal of the Canadian shale gas assets of R4 880 million and partial disposal of our interest in ROMPCO of R3 728 million. Excluding remeasurement items, earnings before interest and tax increased by 14% mainly due to lower operating costs which was partially offset by the impact of lower earnings before interest and tax from assets disposed in the prior year.

In Mozambique, the gas operations delivered a strong production performance. Production was 2% higher than the prior year due to the additional wells brought online, resulting in increased production capacity.

For further analysis of our results refer to “Integrated Report—Performance overview” as contained in Exhibit 99.6.

Fuels

			Change		Change
			2024/		2023/
	2024	2023*	2023	2022	2022

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	116 256	116 235	0	97 996	19
Inter-segment turnover	2 608	2 473	5	1 976	25
Total turnover	118 864	118 708	0	99 972	19
Operating costs and expenses(1)	(99 917)	(125 836)	(21)	(72 013)	75
Earnings/(loss) before interest and tax	18 947	(7 128)	>100	27 959	(>100)
EBIT margin %	16	(6)		28
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2024 compared to 2023

Total turnover of R118 864 million remained in line with the prior year. The benefit of the stronger rand oil price and a positive Natref refining margin was offset by higher coal prices, unfavourable diesel differentials and lower sales volumes.

Earnings before interest and tax was R18 947 million for the year compared to a loss before interest and tax of R7 128 million in the prior year. Excluding remeasurement items, earnings before interest and tax was in line with the prior year.

The 2024 remeasurement items largely relates to an impairment of R7 803 million relating to the Secunda liquid fuels refinery CGU and R637 million relating to the Sasolburg liquid fuels refinery CGU. The liquid fuels component of the Secunda refinery was fully impaired at 30 June 2023. At 30 June 2024, the recoverable amount of the refinery was further negatively impacted after updating feedstock and macroeconomic price assumptions mainly lower Brent crude prices and product differentials-resulting in the full amount of costs capitalised during the period to be impaired. The Sasolburg liquid fuels refinery was further impaired and remains fully impaired, mainly as a result of the forecast decrease in refining margins.

Secunda Operations production volumes of 7,0 mt were 1% higher than the prior year mainly due to a phase maintenance shutdown in 2024 relative to a total shutdown in 2023. Natref delivered an average run rate of 519 m³/h in 2024, 2% higher than the prior year due to improved refinery availability during the year.

ORYX GTL contributed R1 151 million to earnings before interest and tax compared to R2 007 million in the prior year, mainly as a result of extended shutdowns on both trains which required extensive repairs. Dividends declared by ORYX GTL amounted to R1 112 million (Sasol’s share) compared to R1 671 million in the prior year.

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

Secunda Operations production volumes were 6,9 mt, which is 1% higher than the prior year, despite a planned total shutdown during September 2022, the impact of poor coal quality and plant reliability issues during the first half of the year. The increase in production volumes was driven by management’s interventions to reduce the impact of variability in coal quality, volume protection plans yielding positive results and higher natural gas availability. Coal quality remained a key focus area and management continued to implement measures to mitigate poor coal quality and increase operational reliability. Natref delivered an average run rate of 510 m³/h which was 8% lower than the prior year. Natref’s performance was impacted by the shutdown in July 2022 resulting from crude supply shortages.

ORYX GTL contributed R2 007 million to earnings before interest and tax, which was 33% lower than the prior year, with a utilisation rate of 70% compared to 89% in the prior year. Dividends received from ORYX GTL amounted to R1 671 million (Sasol’s share) compared to R4 622 million in the prior year. The operational performance at ORYX GTL was impacted by various operational challenges, including the delayed start-up of Air Separation Unit 2 and a diesel tank leak in March 2023.

For further analysis of our results refer to “Integrated Report—Performance overview” as contained in Exhibit 99.6.

Chemicals Business

Chemicals Africa

			Change		Change
			2024/		2023/
	2024	2023	2023	2022	2022

	(Rand in		(%)	(Rand in	(%)
	millions)			millions)
External turnover	63 829	67 772	(6)	64 054	6
Inter-segment turnover	3 054	2 814	9	3 221	(13)
Total turnover	66 883	70 586	(5)	67 275	5
Operating costs and expenses(1)	(60 593)	(52 917)	15	(43 203)	22
Earnings/(loss) before interest and tax	6 290	17 669	(64)	24 072	(27)
EBIT margin %	9	25		36
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2024 compared to 2023

Total turnover decreased by 5% from R70 586 million in 2023 to R66 883 million in 2024, mainly due to lower US$/ton sales prices partly offset by a weaker ZAR/US$ exchange rate and slightly higher sales volumes. The average sales basket price (US$/ton) for the financial year was 13% lower compared to the prior year due to lower oil prices and weaker global demand.

Sales volumes were 2% higher than 2023 mainly due to a Secunda Operations phase shutdown in 2024 relative to a total shutdown in 2023.

Operating costs and expenses were 15% higher than in 2023 due to increased feedstock cost, energy costs and inflation as well as remeasurement items. The Chemicals Africa segment remeasurement items include an impairment loss of R5,2 billion related to the Chlor-Alkali and Polyvinyl chloride CGU (R645 million) and Wax CGU (R524 million) being fully impaired and the Polyethylene CGU (R4 110 million) due to lower selling prices and reduced demand. This compares to remeasurement items of R932 million in 2023 of the Wax cash CGU driven by higher future cost to procure gas, lower sales volumes and prices due to an increasingly challenging market environment.

Earnings before interest and tax decreased by R11 379 million from a profit of R17 669 million in 2023 to R6 290 million in 2024, and the EBIT margin decreased from 25% to 9%.

The decrease in the earnings before interest and tax was largely attributable to the increase in operating costs and lower US$/ton sales prices.

The disposal of the sodium cyanide business was not concluded in 2024 due to the prohibition of the transaction by the South African Competition Commission.

Results of operations 2023 compared to 2022

Total turnover increased by 5% from R67 275 million in 2022 to R70 586 million in 2023, mainly driven by a weaker ZAR/US$ exchange rate and slightly higher sales volumes partly offset by lower sales price. The average sales basket price (US$/ton) for the financial year was 10% lower compared to the prior year resulting from lower oil prices, weaker global demand and associated inventory reduction by customers.

Sales volumes were 1% higher than 2022 mainly due to the absence of flooding in Kwa-Zulu Natal (KZN) which resulted in the declaration of force majeure on the export of certain chemical products in the last quarter of financial year 2022 and despite a Secunda planned total East factory shutdown in 2023 compared to only a partial shutdown in 2022. While supply chain challenges eased in the second half of financial year 2023, close collaboration with Transnet continues, and it remains a risk to our business.

Operating costs and expenses were 22% higher than financial year 2022 due to increased feedstock cost, energy cost and inflation as well as remeasurement items. The Chemicals Africa segment recognised an impairment of R0,9 billion of the South African Wax cash generation unit as a result of the higher future cost to procure gas, lower sales volumes and prices due to an increasingly challenging market environment. This compares to remeasurement items of R1,4 billion in 2022 due to the reversal of impairments related to the Chemical Work-Up and Heavy Alcohols cash generating unit largely due to an improved macro assumptions and price outlook.

Earnings before interest and tax decreased by R6 403 million from a profit of R24 072 million in 2022 to R17 669 million in 2023, and the EBIT margin decreased from 36% to 25%.

The decrease in the earnings before interest and tax is largely attributable to the increase in operating costs.

The disposal of the sodium cyanide business was not concluded in 2023 with an appeal process underway following the prohibition of the disposal by the South Africa Competition Commission.

For further analysis of our results refer to “Integrated Report—Performance overview” as contained in Exhibit 99.6.

Chemicals America

			Change		Change
			2024/		2023/
	2024	2023	2023	2022	2022

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	41 424	44 492	(7)	41 496
Inter-segment turnover	381	450	(15)	430	7
Total turnover	41 805	44 942	(7)	41 926	7
Operating costs and expenses(1)	(103 014)	(45 485)	>100	(40 945)	11
Loss/earnings before interest and tax	(61 209)	(543)	(>100)	981	(>100)
EBIT margin %	(>100)	(1)		2
(1)	Operating costs and expenses net of other income.

Results of operations 2024 compared to 2023

Total turnover decreased by 7% from R44 942 million to R41 805 driven by lower prices, offset by slightly higher sales volumes and the weaker rand/US$ exchange rate. The average sales basket price (US$/ton) for the financial year was 14% lower compared to the prior year driven by a combination of lower oil, feedstock and energy prices, changes in product mix and continued weak demand.

Sales volumes for the year were 3% higher than the prior year largely due to the fire at the Ziegler alcohol unit in 2023. Sales volumes for Essential Care Chemicals and Advanced Materials therefore increased in 2024 compared to 2023.

Remeasurement items in 2024 of negative R59,7 billion largely related to impairment losses on of the Chemicals America Ethane value chain (Alcohols, Alumina, Ethylene Oxide and Ethylene Glycol) CGU (R58.9 billion) in Lake Charles. This compares to remeasurement items of R3,9 billion in 2023 which included the reversal of the impairment of R3,6 billion of the Tetramerization CGU and the sale of an Ethane pipeline of R0,4 billion in 2023.

Loss before interest and tax (LBIT) of R61 209 million was more than 100% higher (greater loss) compared to the prior period loss before interest and tax of R543 million with both periods impacted by remeasurement items. Excluding remeasurement items, LBIT decreased (lower loss) by 66% compared to the prior period due to improved gross margin due to higher unit margins, stable costs despite inflation and higher sales volumes.

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

Loss before interest and tax of R543 million were 100% lower compared to the prior period earnings before interest and tax of R981 million with both periods impacted by remeasurement items. Excluding remeasurement items, LBIT also decreased by more than 100% compared to the prior period due to lower gross margin driven by lower sales prices and higher cost partially negated by higher sales volumes. Increase in costs were mainly due to increased depreciation after the reversal of the Tetramerization impairment and non-recurring insurance claim proceeds from the 2021 hurricanes.

Remeasurement items for the financial year of R3,9 billion include the reversal of the impairment of R3,6 billion of the Tetramerization CGU and the sale of an Ethane pipeline of R0,4 billion in 2023. This compares to remeasurement items of negative R2,8 billion in 2022 which included a R2,5 billion scrapping following an asset transfer between Sasol and LIP JV as part of the finalisation of the US Base Chemicals divestment at Lake Charles.

For further analysis of our results refer “Integrated Report—Performance overview” as contained in Exhibit 99.6.

Chemicals Eurasia

			Change		Change
			2024/		2023/
	2024	2023	2023	2022	2022

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	41 714	47 577	(12)	55 011	(14)
Inter-segment turnover	487	617	(21)	408	51
Total turnover	42 201	48 194	(12)	55 419	(13)
Operating costs and expenses(1)	(44 589)	(49 383)	(10)	(47 867)	3
Loss/(earnings) before interest and tax	(2 388)	(1 189)	(>100)	7 552	(>100)
EBIT margin %	(6)	(2)		14
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation

Results of operations 2024 compared to 2023

Total turnover decreased by 12% from R48 194 million to R42 201 million resulting from lower sales prices despite higher sales volumes for the period. The average sales basket price (US$/ton) for the financial year was 19% lower compared to the prior period reflecting the decrease in feedstock and energy prices in Europe after the record-high levels resulting from the Russia-Ukraine war. Sales volumes increased by 3% compared to the prior period. Operating costs and expenses decreased by 10%, also reflecting a reduction in energy-, feedstock- and other operating costs, despite the absence of other income from government incentives received in the prior year in support of the record high natural gas prices.

Remeasurement items for the financial year included an impairment loss for the Italy ECC CGU (R2 billion) whereas the prior year included an impairment loss for the China ECC CGU (R0,9 billion).

Loss before interest and tax increased from R1 189 million to a loss of R2 388 million, mainly as a result of higher feedstock and energy costs suppressing margins and a negative impact from remeasurement items.

Results of operations 2023 compared to 2022

Total turnover decreased by 13% from R55 419 million to R48 194 million resulting from lower sales volumes despite higher prices for the period. The average sales basket price (US$/ton) for the financial year was 4% higher compared to the prior period reflecting the increase in energy prices and feedstock costs associated with the ongoing Russia/Ukraine war. Sales volumes decreased by 29% compared to the prior period, largely due to reduced wax volumes following the disposal of the European Wax business at the end of February 2022. After normalising for the Wax transaction, sales volumes for 2023 decreased by 19% compared to 2022. The lower sales volumes were due to reduced demand and customer destocking across most of our business divisions while competition increased as supply chain constraints eased post the COVID-19 pandemic.

Earnings before interest and tax decreased from R7 552 million to a loss before interest and tax of R1 189 million, mainly as a result of the abovementioned lower sales volumes, higher feedstock and energy costs supressing margins and a negative impact from remeasurement items.

Remeasurement items for the financial year consist largely of a R0,9 billion loss for the full impairment of our plant in China compared to the prior period containing a R2,9 billion gain on reclassification of foreign currency translation reserves associated with the disposal of the Wax business.

For further analysis of our results refer to “Integrated Report— Performance overview” as contained in Exhibit 99.6

Significant accounting policies and estimates

The preparation of our consolidated financial statements and accounting policies requires management to make estimates and assumptions that affect the reported results of our operations with management further required to select the appropriate assumptions for calculating financial estimates. By their nature, these judgements are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the industries in which we operate and information from outside sources and experts. Actual results may differ from those estimates. Management believes that the more significant judgement and estimates relating to the accounting policies used in the preparation of Sasol’s consolidated financial statements could potentially impact the reporting of our financial results and future financial performance.

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

In addition to the items below, “Item 18—Financial Statements” are incorporated by reference.

For accounting policies and areas of judgements relating to:

●	Going concern assumption, refer “Item 18—Financial Statements—Note Statement of Compliance”;
●	Valuation of share-based payments, refer “Item 18—Financial Statements—Note 32 Share-based payment reserve”;
●	Impairments, refer “Item 18—Financial Statements—Note 8 Remeasurement items affecting operating profit”;
●	Valuation of financial instruments (including derivatives), refer “Item 18—Financial Statements—Note 36 Financial risk management and financial instruments”;
●	Long-term provisions, refer “Item 18—Financial Statements—Note 29 Long-term provisions”;
●	Post-retirement benefit obligations, refer “Item 18—Financial Statements—Note 31 Post-retirement benefit obligations”;
●	Useful economic lives of assets and depreciation of coal mining assets, “Item 18—Financial Statements—Note 16 Property, plant and equipment”;
●	Recognition of deferred tax assets and utilisation of tax losses, refer “Item 18—Financial Statements—Note 11 Deferred tax and Note 9 Taxation”; and
●	Determination of whether an arrangement contains a lease, incorporating optional lease periods and determining the incremental borrowing rate in accordance with IFRS 16 Leases, refer “Item 18—Financial Statements—Note 16 Leases”.

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

Refer to “Table 5—Standardised measure of discounted future net cash flows relating to proved reserves”, on page G-6 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2024 and to “Table 6—Changes in the standardised measure of discounted net cash flows”, on page G-7.

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

5.B Liquidity and capital resources

Liquidity, cash flows and borrowings

Based on our funding plan, our liquidity headroom remains well above US$1 billion as at 30 June 2024, with available rand- and US dollar-based funds improving as we advance with our focused management actions. We continue to assess our mix of funding instruments to ensure that we have funding from a range of sources and a balanced maturity profile. We manage our liquidity risk by effectively managing our working capital, capital expenditure and cash flows from both operating cash flows and disposals of assets. We finance our capital expenditure from funds generated out of our business operations and borrowing facilities.

For information regarding our funding cash flows and liquidity, refer “Item 18—Financial Statements—Note 13 Long-term debt, Note 14 Leases,

and Note 15 Short-term debt” which includes an overview of our borrowing facilities and debt arrangements.

For more information regarding the impact of liquidity on our going concern assumption—refer “Item 18—Financial Statements—Note 36 Financial risk management”.

For information regarding the Company’s cash flow requirements refer to the “Integrated Report—Chief Financial Officer’s statement” as contained in Exhibit 99.3. The following table provides a summary of our cash flows for each of the three years ended 30 June 2024, 2023 and 2022.

	2024	2023	2022

(Rand in millions)
Net cash retained from operating activities	29 751	35 422	40 250
Net cash used in investing activities	(30 657)	(28 234)	(15 077)
Net cash (used in) /generated by financing activities	(6 966)	1 188	(14 953)

Cash flows retained from operating activities include the following significant items.

	2024	2023	2022

	(Rand in millions)
Cash generated by operating activities	52 321	64 637	56 138
Income tax paid	(10 932)	(13 952)	(13 531)
Dividends paid	(7 633)	(13 754)	(49)

The cash generated by our operating activities is applied first to fund our operations, pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is then invested based on our updated capital allocation framework which is aimed at driving maximum shareholder return.

Operating activities

Cash generated by operating activities in 2024 decreased by 19% to R52 321million, largely attributable to an increase in working capital, partially offset by higher cash flow from operations.

For further information regarding our cash flow generation, refer “Integrated Report—Chief Financial Officer’s statement” as contained in Exhibit 99.3.

Investing activities

Net cash used in investing activities increased to R30 657 million in 2024 as compared to R28 234 million in 2023.

Cash flows utilised in investing activities include the following significant items.

	2024	2023	2022

	(Rand in millions)
Additions to non-current assets(1)	(30 428)	(30 247)	(23 269)
Proceeds on disposals and scrappings	129	799	8 484
(1)	Includes additions to property, plant and equipment and other intangible assets.

For information regarding cash flows from investing activities refer “Integrated Report— Chief Financial Officer’s statement” as contained in Exhibit 99.3.

For information regarding cash flows from additions and disposals, refer “Item 18—Financial Statements—Note 16 Property, plant and equipment” and “Note 8 Remeasurement Items”.

For details of our additions to non-current assets, and the projects to which these relate, refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment ”.

For details of our capital commitments refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment”.

Financing activities

Net cash used in financing activities was R6 966 million in 2024 as compared to net cash generated by financing activities of R1 188 million in 2023.

The reason for the variance was mainly that debt repaid was more than the debt raised. Loans that were raised include

●	R27 285 million (US$1.5 billion) drawdowns from the previous revolving credit facility (RCF) in March 2024.
●	R2 368 million under the Domestic Medium-Term Note (DMTN) programme

This was reduced by an outflow as the result of repayments of

●	R5 522 million (US$0,3 billion) on RCF and
●	R28 065 million on the US$1,5 billion bond in March 2024.

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

For information regarding our debt and funding structure, refer “Integrated Report—Chief Financial Officer’s statement” as contained in Exhibit 99.3.

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

Our debt as at 30 June comprises the following.

	2024	2023	2022

	(Rand in millions)
Long-term debt, including current portion	117 031	124 068	104 834
Lease liabilities, including current portion	17 437	16 297	16 034
Short-term debt	566	79	82
Bank overdraft	121	159	173
Total debt	135 155	140 603	121 123
Less cash (excluding cash restricted for use)	(42 967)	(51 214)	(40 577)
Net debt	92 188	89 389	80 546

As at 30 June 2024, we had R2 416 million (2023— R2 712 million) in cash restricted for use. Refer to “Item 18—Financial Statements—Note 25 Cash and cash equivalents” for a breakdown of amounts included in cash restricted for use.

The group has borrowing facilities with major financial institutions and debt securities of R151 817 million (2023— R184 004 million; 2022— R164 745 million). Of these facilities and debt instruments, R118 784million (2023— R125 505 million; 2022— R104 454 million) has been utilised at year end.

Long-term debt of R117 031 million decreased by R7 037million compared to 2023. Refer to “Item 18— Financial Statements—Note 13 Long-term debt”, for a breakdown of our banking facilities and the utilisation thereof.

Included in the above-mentioned borrowing facilities is our commercial paper programme of R15 000 million with R10 566 million in available facilities at 30 June 2024 and commercial banking facilities with R8 150 million available facilities. Further, a RCF of R36 148 million with R14 317 available to the group for further funding requirements.

The net debt: EBITDA ratio as at 30 June 2024 computed to 1.5 times, which was significantly below the covenant level.

Financial instruments and risk

Refer to “Item 11—Quantitative and qualitative disclosures about market risk” for a breakdown of our liabilities summarised by fixed and floating interest rates.

Debt profile and covenants

The information set forth under “Item 18—Financial Statements—Note 13 Long-term debt” is incorporated by reference.

Capital commitments

Refer “Item 18—Financial Statements—Note 16 Property, plant and equipment”.

The discussion below includes forward-looking statements. For a discussion of factors that could cause actual results to differ from those expressed or implied in forward-looking statements, please refer to “Forward Looking Statements” above. You should not place undue reliance on forward-looking statements.

The PSA’s FDP was amended and approved by the Government of Mozambique on 29 September 2020. The main objectives of the revised PSA development are to enable Central Térmica de Temane (CTT) gas supply, ensure economic production of the gas volumes in excess of those reserved for CTT by selling these to Sasol, optimise LPG production, optimise gas recovery by flexible development of gas reservoirs to ensure optimal field development and optimise liquids recovery.  On 19 February 2021, the Board approved the final investment decision (FID) with an estimated project cost of US$760 million. The project execution has been delinked from CTT financial close and execution commenced in quarter three of calendar year 2021. CTT financial close occurred on 8 December 2021. The PSA project’s Initial Gas Facilities (IGF) achieved beneficial operation in November 2023 and the integrated gas, oil and LPG processing facilities (IPF) schedules are tracking to plan with project cost also within approved commitments.

Contractual obligations/commitments.

The following significant undiscounted contractual obligations existed at 30 June 2024

	Total	Within	1 to 5	More than
Contractual obligations	amount	1 year	years	5 years

	(Rand in millions)
Bank overdraft	121	121	—	—
Capital commitments	35 391	24 796	10 595	—
Environmental and other obligations(2)	17 218	2 822	2 915	11 481
External long-term debt(1)	153 995	7 805	128 226	17 964
External short-term debt	566	566	—	—
Lease liabilities(1)	37 729	3 718	9 844	24 167
Post-retirement healthcare obligations(2)	4 161	319	1 127	2 715
Post-retirement pension obligations(2)	7 919	405	1 313	6 201
Purchase commitments(3)	366 933	51 543	113 618	201 772

Total	624 033	92 095	267 638	264 300
(1)	Include interest payments.
(2)	Represents discounted values.
(3)

The Group enters into off-take agreements as part of its normal operations which have minimum volume requirements (i.e. take or pay contracts). These purchase commitments consist primarily of agreements for procuring raw materials such as coal, gas and electricity. The most significant commitment relates to minimum off-take oxygen supply agreements for Secunda Operations of approximately R211 billion (2023: R219 billion). Additionally, Sasol South Africa Limited (SSA), together with Air Liquide Large Industries South Africa Proprietary Limited (ALLISA), signed six Power Purchase Agreements to date, with contractual terms of 20 years each, for the procurement of more than 600 MW of renewable energy from Independent Power Producers. The joint procurement of renewable energy by SSA and ALLISA is primarily aimed at the decarbonisation of the SO site. Four of the six projects reached financial close during the 2024 financial year. Subject to financial and grid connection approvals, the remaining two projects are expected to reach financial close in the 2025 financial year. Projects are expected to reach commercial operations between 2025 and 2026. SSA has also signed a 20 year long-term power purchase agreement with Msenge Emoyeni Wind Farm Proprietary Limited for the procurement of 69 MW of wind-powered renewable power to our Sasolburg Operations. Furthermore, Sasol is party to long-term gas purchase agreements of approximately R32 billion (2023: R38 billion) which commits Sasol Gas (Pty) Ltd (Sasol Gas) to purchase a minimum quantity of gas until 2034

Refer to “Item 18—Financial Statements—” Note 16 Property, plant and equipment” for significant capital commitments and “Note 29 Long-term provisions”.

5.C Research and development, patents and licences

Refer to the “Item 4.B—Business overview— Factors which the business depends on — Intellectual Property” for further information research and development, patents and licences.

5.D Trend information

Refer to the “Integrated Report—Chief Financial Officer’s statement” as contained in Exhibit 99.3.

5.E Critical Accounting Estimates

Not Applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The board of directors and senior management

Name	Year Born	Position	Appointed to the Sasol Limited Board
S Baloyi	1976	Executive Director (President and Chief Executive Officer)	1 April 2024
W P Bruns	1981	Executive Director (Chief Financial Officer)	1 September 2024
M J Cuambe	1962	Independent non-executive Director	1 June 2016
T J Cumming	1957	Independent non-executive Director	1 June 2024
M B N Dube	1972	Independent non-executive Director	1 April 2018
D G P Eyton	1961	Independent non-executive Director	1 September 2024
M Flöel	1960	Independent non-executive Director	1 January 2018
F R Grobler(1)	1961	Executive Director (President and Chief Executive Officer)	1 November 2019
K C Harper	1963	Independent non-executive Director	1 April 2020
V D Kahla	1970	Executive Director	1 November 2019
G M B Kennealy	1958	Independent non-executive Director	1 March 2017
N N A Matyumza	1963	Independent non-executive Director	8 September 2014
M E K Nkeli(6)	1964	Independent non-executive Director	1 March 2017
HA Rossouw(5)	1975	Executive Director (Chief Financial Officer)	1 July 2022
S A Nkosi(2)	1954	Independent non-executive Director	1 May 2019
A Schierenbeck(3)	1966	Independent non-executive Director	1 January 2023
S Subramoney	1958	Independent non-executive Director	1 March 2021
S Westwell(4)	1958	Independent non-executive Director, Lead Independent Director	1 June 2012
(1)	Mr Grobler retired on 31 March 2024
(2)	Mr Nkosi resigned on 10 November 2023
(3)	Mr Schierenbeck esigned on 31 October 2023
(4)	Mr Westwell retired on 01 June 2024
(5)	Mr Rossouw resigned on 31 August 2024
(6)	Ms Nkeli resigned on 31 August 2024

The following is biographical information on each of the persons listed above.

S Baloyi
Nationality:	South African
Qualifications:	MScEng (Chemical), MSc (Engineering Management), Management Programme INSEAD Business School
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

Simon Baloyi was appointed President and Chief Executive Officer of Sasol Limited on 1 April 2024. Prior to his appointment, he was Executive Vice President of Sasol’s Energy Operations and Technology in 2022. He was responsible for Sasol’s entire Energy Operations portfolio which comprised all downstream operations and related infrastructure as well as Technology, Projects and Engineering, Procurement and Sasol EcoFT. This portfolio included Sasol’s operating facilities in Secunda – which are divided into a synthetic fuel and a chemicals component, as well as in Sasolburg and Ekandustria. Natref, Sasol’s joint-venture inland refinery with Total SA, was also in his area of responsibility. Since joining Sasol in 2002, he has held various management positions in maintenance, technical and general management fields in Sasol’s South African Operations. He was the Vice President, Operations, Sasol Synfuels (the operations in Secunda) from 2015 to 2017, whereafter he was appointed as Vice President, Engineering, Centralised Maintenance and Operations. Subsequently he was appointed as the Senior Vice President, Secunda Chemicals Operations and Senior Vice President, Regional Operations and Asset Services prior to being appointed as Executive Vice President.

W P Bruns
Nationality:	South African
Qualifications:	Bachelor of Commerce degree, (CA) SA Post graduate diplomas

Before his appointment as executive director and Chief Financial Officer of Sasol Limited on 1 September 2024, Walt Bruns was the Chief Financial Officer of Sasol Southern Africa including Energy and Chemicals. He has been with Sasol for 15 years and has held a variety of senior management positions, including more than three years as Chief Financial Officer of Sasol’s global chemicals business. Prior to Sasol, he worked for Deloitte in South Africa and the United States of America. He has extensive global experience in both the chemicals and energy sectors and is a certified chartered accountant in South Africa. He holds a Bachelor of Commerce degree from the University of Stellenbosch and post graduate diplomas from the University of Cape Town.

M J Cuambe
Nationality:	Mozambican
Qualifications:	BEng Post-graduate Certificate in Management Studies
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee Remuneration Committee

Manuel Cuambe is the Managing Director of MC lnvestimentos and Consultoria. He served as the Executive Chairman and Chief Executive Officer of Electricidade de Moçambique (EDM) from November 2005 to March 2012. He was the Chairman of Companhia Electrica do Zambeze, a wholly-owned subsidiary of EDM up to 30 May 2016. He was a Non-executive Director of Companhia de Transmissao de Mozambique, a joint venture between EDM, the Swaziland Electricity Company and Eskom, from 1998 to 2002. He served as the Chairman of the Executive Committee of the Southern Africa Power Pool from November 2005 to April 2008 and is currently an independent non-executive director of Standard Bank Mozambique and serves as the chairman of its Nominations and Remunerations Committee and member of its Audit Committee. In 2023, he was also appointed as chairman of Standard Bank Sociedade Gestora Do Fundo De Pensões, S.A, a subsidiary of Standard Bank S.A (SBM – Mozambique

T J Cumming
Nationality:	South African
Qualifications:	BSc Engineering (Hons) MA (Politics, Philosophy and Economics)
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee Remuneration Committee

Tim Cumming is the chairman of DRDGOLD Limited, a non-executive director of Sibanye-Stillwater Limited and the chairman of its Remuneration Committee. He is also a non-executive director of Nedgroup Investments Limited and serves as the chairman of Riscura Holdings Limited.

He has a wealth of experience in financial services, including periods as an executive at Old Mutual Limited, HSBC Bank plc and Allan Gray Limited. He started his career as an engineer at Anglo American Corporation of South Africa Limited. He worked on several gold and diamond mines in Southern Africa. He is the founder and executive director of Scatterlinks Proprietary Limited, a South African-based company providing leadership development services and strategic advisory services.

He holds a BSc Engineering (Hons) degree from the University of Cape Town and an MA (Politics, Philosophy and Economics) degree from Oxford University.

M B N Dube
Nationality:	South African
Qualifications:	BA (Human Sciences) BA (Hons) (Politics) MSc (Environmental Change and Management)
Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee (Chairman) Capital Investment Committee Nomination and Governance Committee

Muriel Dube holds a MSc in Environmental Change and Management from Oxford University. She served in, among others, roles of Director: Atmospheric Protection and Chemicals Management at the then Department of Environmental Affairs and Tourism, Chief Negotiator on behalf of the Government of the Republic of South Africa in climate change negotiations under the auspices of the United Nations Framework Convention on Climate Change, Sustainability Manager at BHP Billiton, worked as Vice President at SFM, a London-based forestry and carbon business and held various positions at Anglo American. She was an Investment Banker at Investec plc, London, Group Commercial Director at Bidvest Group and the Chief Executive of Nozala Investments. She is a Non-executive Director of Control Risks in London and and other non-public companies: Bravo Brands, PG Group and is also a member of the audit committee of the PG Group and Chairman of the Audit Committee of Control Risks. She previously served as Non-executive Director of Vodacom South Africa, Bidvest Group Limited and Fluormin plc and Enviroserve.

D G P Eyton
Nationality:	British
Qualifications:	BA Engineering MA
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee Remuneration Committee

David Eyton was appointed as an independent non-executive director of Sasol Limited with effect from 1 September 2024. He held various positions at BP Plc between 1982 and 2022. He has extensive experience in the oil and gas sector, having held various business and functional leadership roles. He provided leadership in BP’s energy transition and managed BP’s digital and operating management systems, corporate venture capital and research and development functions. He has been the chairman and trustee of the John Lyons Foundation since 2016 and serves on the board of the UK Royal Academy of Engineering. David holds a BA Engineering degree from the University of Cambridge. He is a fellow of The Royal Academy of Engineering, the Institute of Materials, Minerals and Mining and the United Kingdom Institute of Directors.

M Flöel
Nationality:	German
Qualifications:	MSc (Chemistry) PhD (Chemistry)
Sasol Limited Board Committee Memberships:	Capital Investment Committee (Chairman) Remuneration Committee Safety, Social and Ethics Committee Nomination and Governance Committee

Martina Flöel holds a MSc in Chemistry from the University of Frankfurt and a PhD in Chemistry from the Technische Universität München (University of

Munich). With 30 years’ experience in the chemicals industry in roles covering chemical and process research and development, technical innovations, technologies, operations and industrial supply chain, she is a seasoned industrial leader. She concluded her executive leadership career as Managing Director and Chief Executive Officer of OXEA Holdings. She is currently a non-executive director of Synthomer Plc and previously served on the Board of Carl Bechem GmbH and NESTE Corporation

F R Grobler
Nationality:	South African
Qualifications:	BEng (Mech) Advanced Executive Programme
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

Mr Fleetwood Grobler was appointed President and Chief Executive Officer of Sasol Limited on 1 November 2019 and he retired on 31 March 2024. Prior to his appointment, he was Executive Vice President of Sasol’s Chemicals Business, based in Germany. His association with Sasol began as an engineering student in the early 1980s when he received a Sasol bursary before joining the Group in 1984. Since then, he has worked at most of Sasol’s operating facilities worldwide. In this time, he has been exposed to a broad range of business activities and has extensive experience in Sasol’s international businesses. In March 2010 he was appointed Managing Director of Sasol Olefins and Surfactants (now part of the Chemicals Business), based in Hamburg, Germany. He has been a member of the Sasol Group Executive Committee since 1 December 2013.

K C Harper
Nationality:	American
Qualifications:	BSc (Industrial Management) MBA
Sasol Limited Board Committee Memberships:	Audit Committee Capital Investment Committee

Kathy Harper is a retired Chief Financial Officer of BDP International, a leading privately-held global logistics and transportation solutions company. She has an MBA and a certificate in cyber security oversight from the National Association of Corporate Directors (NACD). She is the Chairman of Venator Materials PLC and also serves as a non-executive director and audit committee chairman for Modine (NYSE MOD) and for the American Lung Association. She has most recently served as the interim CFO of the Philadelphia Museum of Art. Prior to BDP she was the Chief Financial Officer of a produce freshness solutions company. She has also served as the Chief Financial Officer of Tronox and the Chief Financial and Business Development Officer of Rio Tinto Diamonds and Minerals Group. She has served as an audit committee chairman for Lydall (NYSE LDL) and non-executive director for Richards Bay Minerals in South Africa, as well as for Hydrogen Energy, a former Rio Tinto/BP joint venture in London.

V D Kahla
Nationality:	South African
Qualifications:	BA LLB
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

Vuyo Kahla was appointed to the Sasol Group Executive Committee on 1 January 2011 and is Sasol’s Executive Vice President: Commercial and Legal. He also served as the Company Secretary of Sasol Limited between 2011 and 2019, prior to his appointment as a director of Sasol Limited in November 2019. Previously he served on the Group Executive Committee of Transnet SOC Limited and on the Africa Executive Committee of Standard Bank. He also held various roles in the Government of the Republic of South Africa, including Assistant Legal Advisor to President Nelson Mandela and Director responsible for Corporate Strategy and Transformation at the Department of Justice. He is an alumnus of the University of Cambridge’s Prince of Wales Programme on Sustainability Leadership, and the Chairman of the Council of Rhodes University, South Africa.

G M B Kennealy
Nationality:	South African
Qualifications:	BCom (Accountancy) BCom (Accountancy) (Hons)
Sasol Limited Board Committee Memberships:	Audit Committee (Chairman) Capital Investment Committee Nomination and Governance Committee

Trix Kennealy qualified as a chartered accountant in 1982 and she served as the Chief Financial Officer of the South African Revenue Service from January 2009 until her retirement in December 2013. Before that she served as the Chief Operating Officer of Absa Corporate and Business Bank from 2006 to 2009. Her previous senior financial management positions were at Absa Bank, BHP Billiton South Africa, Samancor Chrome and Foodcorp. She also chaired the Accounting Standards Board in South Africa from 2012 to 2018. She is the lead independent director of the Standard Bank Group and the chairman of its Audit and Remuneration committees. She also serves on the Board of Standard Bank of South Africa Limited.

N N A Matyumza
Nationality:	South African
Qualifications:	BCom BCompt (Hons) CA(SA) LLB
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

Nomgando Matyumza is an Independent non-executive Director of Standard Bank Group Limited, The Standard Bank of South Africa Limited, Volkswagen South Africa (Pty) Ltd and Clicks Group Limited. She has held senior financial management and executive positions in various organisations, including South African Breweries, Transnet and Eskom. She is an ordained minister and director of the African Methodist Episcopal Church.

M E K Nkeli
Nationality:	South African
Qualifications:	BSc (Environmental Science) MBA
Sasol Limited Board Committee Memberships:	Remuneration Committee (Chairman) Nomination and Governance Committee Safety, Social and Ethics Committee

Mpho Nkeli served Vodacom Group Limited as the Chief Human Resource Officer responsible for Health, Safety, Environment and Facilities and was an Executive Director of Vodacom South Africa (Pty) Limited from 2011 to 2014, having previously served as the Group Human Resources Director of Alexander Forbes from 2005 until 2010. She also served as a Non-executive Director on the Boards of Ellerine Holdings Limited, African Bank Investments Limited and Life Healthcare Group Limited. She is the executive chairman of Search Partners International and a member of the Board of Impala Platinum Holdings Limited. She also previously chaired the Commission for Employment Equity.

S A Nkosi
Nationality:	South African
Qualifications:	BCom BCom Economics (Hons) MBA
Sasol Limited Board Committee Memberships:	Nomination and Governance Committee (Chairman) Remuneration Committee

Mr Sipho Nkosi was the Chairman of Sasol Limited prior to his resignation on 10 November 2023. He holds a BCom degree from the University of Zululand, a BCom (Econ) (Hons) degree from the University of South Africa (UNISA) and an MBA from the University of Massachusetts. With over 37 years’ experience in the South African resources industry, with his last role prior to retirement as the Chief Executive Officer of Exxaro Resources from 2006 – 2016. He has extensive experience in the operational, financial, logistics and marketing areas of the resources sector, and more specifically in the energy and coal sectors, both locally and internationally.

H A Rossouw
Nationality:	South African and British
Qualifications:	MBA BCom (Hons) BEng (Chem Eng)
Sasol Limited Board Committee Memberships:	Capital Investment Committee

Hanre Rossouw joined Sasol in April 2022 and was appointed Chief Financial Officer and executive director of Sasol Limited on 1 July 2022. Prior to his appointment he served as the Chief Financial Officer and executive director of Royal Bafokeng Platinum from October 2018 to March 2022 and, prior to that the Chief Financial Officer of Xstrata Alloys.

He also held a number of other senior roles at Xstrata plc in London that involved extensive strategy, mergers and acquisitions, business optimisation and capital markets experience. His career started as graduate engineer at Anglo American plc and he later also worked for Accenture and De Beers Group.

A Schierenbeck*
Nationality:	German
Qualifications:	AMP (Applied Mathematics and Physics, MA, Electrical Engineering
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

Mr Andreas Schierenbeck was an independent non-executive director of Sasol Limited until he resigned on 31 October 2023. He obtained a degree in Applied Mathematics and Physics and an MA (Electrical Engineering). Upon his appointment as director of Sasol Limited, he was the founder and a director of HH2E, a green hydrogen company dedicated to producing green hydrogen for the German market. He was the Chief Executive Officer of international energy company Uniper between 2019 and 2021, where he shaped and started executing the company’s decarbonising strategy with the aim of decarbonising by 2035. Prior to joining Uniper, he was the Chief Executive Officer of ThyssenKrupp Elevator.

Stephen Westwell
Nationality:	British
Qualifications:	BSc (Mech Eng) MSc (Management) MBA
Sasol Limited Board Committee Memberships:	Capital Investment Committee (Chairman) Audit Committee Nomination and Governance Committee Safety, Social and Ethics Committee

Mr Stephen Westwell was the Lead Independent Director of Sasol Limited, and was appointed as interim Chairman of the Board of Sasol Limited on 11 November 2023 until his retirement on 1 June 2024. During his tenure at Sasol, he was also an independent director and member of the audit committee of Brookfield Renewable Partners L.P and Brookfield Renewable Corporation. He was the Chief Executive Officer of European Forecourt Retailers from 2015 to 2016 and of Silver Ridge Power Inc from 2013 to 2014. He held various management and executive positions for BP in South Africa, the United States, and the United Kingdom between 1988 and 2011. These executive positions included head of BP’s retail business in South Africa, Director of BP Southern Africa, Chief Executive Officer for BP Solar, and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom from 2008 to 2011. He has also worked for Eskom Holdings Limited in several operational capacities.

S Subramoney
Nationality:	South African
Qualifications:	BCompt (Hons) (Accounting Science) CA (SA)
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

Stanley Subramoney has expertise in accounting and auditing and has worked for companies expanding into emerging economies. After qualifying as a Chartered Accountant he was appointed Audit Partner at PricewaterhouseCoopers (PwC) and thereafter, Deputy Chief Executive Officer for PwC Southern Africa and member of the Southern Africa Executive Committee. Throughout his 27 years in the audit profession, he led complex assignments including representing the firm in several African and global organisational structures. These roles provided him with extensive international exposure with global clients. He is currently the Chief Executive Officer of Menston Holdings, a black-owned diversified investment company established in 2015 which focuses on the food and agriculture, construction and technology sectors. He is also an independent non-executive director on Nedbank Group’s Board and is its Audit Committee Chairperson.

Senior management—experience

In addition to the three executive directors listed above, we have identified our senior management as the members of our Group Executive Committee GEC.

Name	Year Born	Position	Nationality	Year Appointed
V Bester	1970	Executive Vice President: Operations and Projects	South African	2024
A G M Gerber	1967	Executive Vice President: International Chemicals	German	2024
B V Griffith[1]	1967	Executive Vice President: Chemicals Business	American	2019
C H Herrmann	1973	Executive Vice President: Marketing and Sales Energy and Chemicals Southern Africa	German	2024
B P Mabelane[2]	1973	Executive Vice President: Energy Business	South African	2020
C K Mokoena	1965	Executive Vice President: Human Resources and Corporate Affairs Stakeholder Relations	South African	2017
S D Pillay	1976	Executive Vice President: Business Building, Strategy and Technology	South African	2024
C F Rademan[3]	1957	Executive Vice President: Sasol Mining	South African	2022
H Wenhold	1965	Executive Vice President: Mining, Risk and SHE	South African	2023

[1] Mr Griffith retired on 30 June 2024

[2] Ms Mabelane resigned 31 March 2024

[3] Mr Rademan retired on 31 October 2023

V Bester BScEng (Chemical) and Executive Development Programme

Appointed as Executive Vice President for Operations and Projects on 1 April 2024, Mr Victor Bester is responsible for safe, sustainable and reliable Southern African operations including all operational activity relating to gas operations in Mozambique. He is tasked to oversee cost-effective production plans and asset management. This leadership role is accountable for steering Sasol’s group-wide Projects and Engineering Centre of Excellence to ensure highest standards and assurance.

A G M Gerber Diplom-Kauffrau (MBA), Executive Development Program

Ms Antje Gerber joined Sasol on 15 April 2024 and is currently the Executive Vice President: International Chemicals, responsible for Sasol’s international chemicals business. She is accountable for maintaining safe, reliable and sustainable operations across multiple geographies, driving customer-led growth and product development. Prior to her appointment she was the President for Arxada AG, Basel Switzerland, a global specialty chemical portfolio company owned by Bain Capital and Cinven. Ms Gerber also held various other portfolios in the chemicals industries and is also a member of the supervisory board of ALTANA AG, Germany.

B V Griffith BSChE, MBA

Mr Brad Griffith is based in Houston, Texas, United States. He was Sasol’s senior leader in North America and is responsible for Sasol’s Chemicals Business globally until his retirement on 30 June 2024. Prior to this appointment he was Senior Vice President for Sasol’s Performance Chemicals business from 2017 to 2019 and Base Chemicals business from 2014 to 2017. His Sasol career began in 1992 as an Engineer and during his more than 30-year career with the Group he has held various positions and leadership roles in the United States, Europe and South Africa.

C Herrmann Diplom-Kaufmann (MBA)

Mr Christian Herrmann was appointed as Executive Vice President, Marketing and Sales, Southern Africa Energy and Chemicals on 1 April 2024. Previously he was the Senior Vice President, Performance Solutions at Sasol. Prior to Sasol, he was the leader in the major turnaround of one of America’s most iconic companies as Chief Executive Officer of Morton Salt, bringing the strong combination of financial acumen and entrepreneurial approach to improve the value of the company for owners and employees. He developed and implemented a successful business strategy to reignite the Morton Salt business and brand. Christian has a Master of Business Administration from Eberhard Karls University in Tuebingen, Germany, and a Bachelor of Business Administration from Johann Wolfgang Goethe University in Frankfurt, Germany. He is certified through the CFA Institute, USA, with Chartered Financial Analyst Designation (CFA).

B P Mabelane BCom (Hons), CA (SA), PGD Accounting, HDip Tax

Ms Priscillah Mabelane is responsible for upstream and downstream gas activities as well as distribution, marketing and sales of liquid fuels in Southern Africa. She is leading strategy formulation and delivery of the Energy Business. Previously she worked at Eskom, where she held key roles in finance, tax and general management. She also served as the Operations Director for British Petroleum (BP) UK’s retail business. In 2011, she joined BP Southern Africa as its Chief Financial Officer. Six years later, she was appointed as its CEO.

C K Mokoena BA Honours(Human Resources Development B Social Sciences), MCom (Leadership Studies)

Ms Charlotte Mokoena is responsible for the design of global human resources strategies, policies and frameworks at Sasol that enable the organisation to attract, develop and retain key talent. She also focuses on stakeholder relations. Prior to her current role, Ms Mokoena was Human Resources Executive at Tongaat Hulett Limited. She held this position from July 2013. Before this, Ms Mokoena spent 11 years at Telkom South Africa Limited, during which time she held several senior positions spanning the human resources, business consulting and customer services discipline, including Chief of HR and Group Executive: Customer experience management.

S D Pillay BScEng (Chemical), PhD Eng (Chemical)

Dr Sarushen Pillay joined the Group in 2006 and was appointed as Executive Vice President: Business Building, Strategy and Technology on 1 April 2024. During his career he held various leadership positions at most of Sasol’s South African operating facilities. He has been exposed to a broad range of business activities, including roles as Manager, Coal and Environmental Technology, acting Vice President, Coal and Environmental Research, Vice President, Technical Solutions/Environmental Sustainability. Prior to his current position, he was appointed as Senior Vice President, Strategy and Sustainability, Energy

C F Rademan B.Eng (Mech), MBL, LDP

Mr Riaan Rademan joined the Group initially in 1981 and retired in 2017 as an Executive Vice President and Group Executive Committee member accountable for various enterprise functions and businesses in the Group including Sasol Mining. During this period, he was also accountable for the Phoenix restructuring programme – the Group-wide transformation and low oil price response programme. He re-joined Sasol in March 2022 as the Executive Vice President, Sasol Mining until he retired on 31 October 2023.

H Wenhold B.Eng (Mechanical), MBL

Mr Hermann Wenhold was appointed as the Executive Vice President, Mining, Risk and SHE on 1 November 2023. Prior to his appointment to the Group Executive Committee, he served in various leadership roles within the Sustainability, Safety, Health and Environment portfolios and as Senior Vice President Mining from 2022 to 2023. Mr Wenhold was awarded a Sasol bursary in 1984 and started his engineering career at Sasol in 1988, where he gained in-depth operational knowledge in reliability, cost effectiveness and safety of operations through various roles across Sasol’s South African value chain, including Secunda Synfuels, Natref and Mining. Mr Wenhold was appointed as Managing Director of Sasol Mining from 2007 to 2012, and he was reappointed in this role in 2022 to lead a comprehensive business turnaround and culture transformation programme. Between 2013 and 2022, he led the SHE portfolio for the Sasol Group and was later appointed as Chief Sustainability Officer and Chief Risk Officer, responsible for developing and implementing enterprise functional strategies and managing complexity in SHE, Enterprise Risk Management and Sustainability.

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

6.D Employees

The information set forth under “Item 18—Financial Statements—Note 4 Employee-related expenditure” is incorporated by reference.

Remuneration of directors and key personnel is contained in the Remuneration Report, contained in Exhibit 99.2.

Our permanent workforce’s geographic location composition at 30 June is presented below.

Region	2024	2023	2022

	Number of employees
South Africa	23 543	24 475	24 210
Europe	2 600	2 614	2 535
North America	1 285	1 327	1 271
Other	713	657	614
Total	28 141	29 073	28 630

6.E. Share ownership

Refer to our Remuneration Report filed as Exhibit 99.2 for details of share ownership of executive directors and senior management.

6.F Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A Major shareholders

Refer to “Item 18—Financial Statements—Note 12 Share Capital” for the authorised and issued share capital of Sasol Limited.

To the best of our knowledge, Sasol Limited is not directly or indirectly owned or controlled by another corporation or the government of South Africa, or any other government. We believe that no single person or entity holds a controlling interest in our securities.

In accordance with the requirements of the South African Companies Act 71 of 2008 (Companies Act), the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 30 June 2024.

	2024		2023		2022
	Number of	% of	Number of	% of	Number of	% of
	shares	securities	shares	securities	shares	securities
GEPF(1)	110 136 077	16.98	119 904 480	18.72	112 967 576	17.77
IDC(2)	53 266 887	8.21	53 266 887	8.31	53 266 887	8.38
(1)	Government Employees Pension Fund (GEPF).
(2)	Industrial Development Corporation of South Africa Limited (IDC).

The voting rights of major shareholders do not differ from the voting rights of other shareholders.

As of 31 July 2024, 34 854 512 Sasol ordinary shares, or approximately 5.4 % of our total issued securities, were held in the form of ADRs. As of 31 July 2024, 201 record holders in the US held approximately 20.23 % of our total issued securities in the form of either Sasol ordinary shares or ADRs.

7.B Related party transactions

There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party to and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2024 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

During this financial year, Sasol group of companies, in the ordinary course of business, entered into various purchase and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the Sasol group. Terms and conditions are determined on an arm’s length basis.

Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to “Item 18—Financial Statements—Note 34 Related party transactions” for further details.

7.C Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

Refer “Item 18—Financial Statements” for our financial statements, related notes and other financial information.

Dividend policy

The Board approved a change in the dividend policy, moving from CHEPS as a basis to determine dividends to Free Cash Flow. We apply a dividend policy to pay dividends calculated at 30% of Free Cash Flow when net debt (excluding leases) is sustainably below USD 4bn. Free Cash Flow is measured as cash available from operating activities (from the Statement of Cash Flow) less First order capital. This represents cash flow after tax and interest but before Second order capital. The Board will retain the discretion to consider balance sheet flexibility, and prevailing market conditions in declaring dividend distributions.

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

8.B Significant changes

Refer to “Item 18—Financial Statements—Note 35 Subsequent events”.

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

See Exhibit 1.1 for the Company’s latest MOI.

2. Summary of the MOI with respect to directors

Director’s power to vote in respect of matters in which a director has a material interest. In terms of our MOI and the Companies Act, a director who has a personal financial interest in respect of a matter to be considered at a board meeting, or knows that a related person has a personal financial interest in the matter, may not vote on the matter and must, after giving his/her full views on the matter, recuse himself/herself from the meeting. In terms of our board charter, directors are appointed on the express agreement that they may be removed by the board of directors if and when they develop an actual or prospective material, enduring conflict of interest with the Company or another group company.

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

Shareholder right to share in the Company profits. There is no absolute right for shareholders to share in profits. They are dependent upon the directors declaring dividends or other distributions.

Rights to surplus in the event of liquidation. The ordinary shares and the Sasol BEE ordinary shares each rank pari passu if there is a surplus on liquidation.

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

In terms of the Companies Act, the board of directors or any other person specified in the Company’s MOI, including a shareholder/s holding not less than 10% of the voting rights attached to the shares, may call a shareholders’ meeting at any time. A written and signed demand to convene a shareholders meeting must describe the specific purpose for which the meeting is proposed. The MOI only permits the board of directors or the company secretary (in lieu of the board of directors) and a shareholder/s holding not less than 10% of the voting rights attached to the shares, to convene a shareholders’ meeting.

If the Company is unable to convene a meeting because it has no directors, then in terms of our MOI, any single shareholder entitled to vote may convene a meeting.

If the Company fails to convene a meeting in accordance with its MOI, or as required by the shareholders holding in the aggregate at least 10% of the voting rights as set out above, or within the time periods as required, any shareholder may apply to court for an order to convene a shareholders’ meeting on a date and subject to such terms as a court considers appropriate.

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

10.D Exchange controls

South African exchange control regulations are administered by the FSD of the South African Reserve Bank and regulate transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.

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

Under South African exchange control regulations, we must obtain approval from the FSD regarding any capital-raising activity involving a currency other than the rand. In granting its approval, the FSD may impose conditions on our use of the proceeds of the capital-raising activity outside South Africa, including limits on our ability to retain the proceeds of this capital-raising activity outside South Africa or a requirement that we seek further approval by the FSD prior to applying any of these funds to any specific use.

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

In the absence of any renegotiation of the Treaty, the tax on the dividends paid to a US holder with respect to shares or ADSs, is limited to 5% of the gross amount of the dividends where a US corporate holder holds directly at least 10% of the voting stock of Sasol. The maximum dividends tax rate is equal to 15% of the gross amount of the dividends in all other cases. The applicable administrative forms need to be completed by the US holder and received by the regulated intermediary by the date of payment of the dividend, which is generally valid for 5 years unless there is a change in circumstances that warrant an update.

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

Taxation of gains on sale or other disposition

South Africa introduced a tax on capital gains effective 1 October 2001, which applies to SA residents and only to nonresidents if the sale is attributable to a permanent establishment in SA of the nonresident or if it relates to an interest in immovable property in SA. With effect from 1 October 2007, gains realised on the sale of ordinary shares are automatically deemed to be on capital account, and therefore, subject to capital gains tax, if the ordinary shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word “resident” is different for individuals and corporations and is governed by the SA Income Tax Act, 58 of 1962 (the Income Tax Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In terms of the Income Tax Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in SA. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in SA through a permanent establishment situated therein. In such a case, this gain may be subject to tax in SA, but only so much as is attributable generally to that permanent establishment.

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

Subject to certain limitations (including a minimum holding period requirement), South African dividend withholding taxes (as discussed above under “Item 10.E—Taxation—South African taxation—Taxation of dividends”) will be treated as foreign taxes eligible for credit against a US holder’s US federal income tax liability. For this purpose, dividends distributed by Sasol with respect to shares or ADSs generally will constitute foreign source “passive category income” for most US holders. The use of foreign tax credits is subject to complex conditions and limitations. In this regard, recently issued Treasury regulations impose new requirements for foreign taxes to qualify as creditable taxes for US federal income tax purposes, and as a result of these new requirements, you may be able to claim a foreign tax credit for taxes imposed by South Africa only if (i) you are eligible for, and properly elect to claim, the benefits of the Treaty; or (ii) you consistently apply a modified version of these rules under recently issued temporary guidance and comply with specific requirements set forth in such guidance. In lieu of a credit, a US holder may instead elect to deduct any such foreign income taxes paid or accrued in the taxable year, provided that the US holder elects to deduct (rather than credit) all foreign income taxes paid or accrued for the taxable year. US holders are urged to consult their own tax advisors regarding the availability of foreign tax credits or the deductibility of foreign taxes.

Dividends paid by Sasol will not be eligible for the dividends received deduction generally allowed to US corporations in respect of dividends received from other US corporations. Certain non-corporate US holders are eligible for preferential rates of US federal income tax in respect of “qualified dividend income”.

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

Passive foreign investment company considerations

A non-US corporation is a passive foreign investment company in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average of its assets is attributable to assets that produce or are held to produce passive income. Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2024. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

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

10.J Annual Report to Security Holders

Not applicable

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

Refer to “Item 18—Financial Statements—Note 36 Financial risk management and financial instruments” for a qualitative and quantitative discussion of the group’s exposure to these market risks. The following is a breakdown of our debt arrangements, a summary of fixed versus floating interest rate exposures for operations and a break-down of derivatives. Liabilities reflect principal payments in each year.

								Fair
Liabilities—notional	2025	2026	2027	2028	2029	Thereafter	Total	value

	(Rand in millions)
Fixed rate (Rand)	—	—	—	—	—	800	800	800
Average interest rate	8,00%	8,00%	8,00%	8,00%	8,00%	8,00%
Variable rate (Rand)	80	912	1 154	1 254	1 368	—	4 768	4 649
Average interest rate	5,40%	5,83%	5,80%	6,53%	9,90%	0,00%
Fixed Rate (US$)	73	—	11 824	13 643	31 833	15 462	72 835	68 128
Average interest rate	6,13%	6,13%	6,29%	6,72%	6,66%	5,50%
Variable rate (US$)	—	—	—	3 142	36 557	—	39 699	39 746
Average interest rate	6,96%	6,96%	6,96%	6,96%	6,96%	0,00%
Fixed rate (Euro)	45	39	—	—	0	0	84	81
Average interest rate	1,95%	1,95%	0,00%	0,00%	0,00%	0,00%
Variable ratio (Euro)	598,00	—	—	—	—	0,00	598	598
Average interest rate	5,10%	0,00%	0,00%	0,00%	0,00%	0,00%		—
Total	796	951	12 978	18 039	69 758	16 262	118 784	114 002

							Total
	2025	2026	2027	2028	2029	Thereafter	Maturity

	(Rand in millions)
Foreign Currency Derivatives—held for trading*
US$
Foreign exchange zero‑cost collars	302	—	—	—	—	—	302
Forward exchange contracts	705	—	—	—	—	—	705
Euro
Foreign Exchange Contracts	(5)	—	—	—	—	—	(5)
Commodity derivatives—held for trading*
Crude oil
Crude oil put options	279	—	—	—	—	—	279
Ethane Price
Other foreign exchange derivatives	35	52	52	76	76	(3 122)	(2 832)
Other commodity derivatives	(2)	0	0	0	0	0	(2)
*

For more information relating to contract amounts, weighted average strike prices, notional amounts and weighted average pay rate refer to “Item 18—Financial Statements—Note 36 Financial risk management and financial instruments”.

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

12.D.4 Depositary payments for 2024

J.P Morgan paid an amount of US$1, 168,066.55 to Sasol on 09 June 2024 in respect of annual contributions.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the group’s disclosure controls and procedures (required by Rule 13a-15(b) under the Securities Exchange Act of 1934, as amended (the“Exchange Act”)) as of the end of the period covered by this annual report on Form 20F. Based on this evaluation, the Company has concluded that its disclosure controls and procedures were ineffective as of 30 June 2024 due to the existence of certain material weaknesses in its internal control over financial reporting, as described further below.

As described in our annual reports on Form 20-F, the Company previously identified a material weakness in its internal control over financial reporting resulting from a lack of precision in impairment assessments performed on cash-generating units within the Energy and Chemicals Africa segments. Whilst there has been substantial remediation of the prior year material weakness, some aspects in relation to South African integrated value chain impairment process are impacted by the new material weaknesses identified. During our financial reporting process, management has identified material weaknesses arising from: (i) Lack of adequate resources and understanding of the application of ICFR resulting in ineffective design and implementation of internal controls across the South African and Eurasian businesses particularly as it pertains to the level of precision and evidence of review, including the completeness & accuracy of the information relied upon; (ii) Ineffective IT general controls in the Chemicals Eurasia segment; (iii) Inadequate design and implementation of risk assessment processes relating to the methodology for the scoping of entities for internal controls over financial reporting purposes; and (iv) Inadequate execution of controls over recognition of revenue for consignment inventory within Sasol Oil. These weaknesses are described in more detail below.

Notwithstanding these material weaknesses, management has concluded that the consolidated financial statements in this annual report on Form 20F present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in accordance with IFRS, as issued by the IASB.

(b)	Management’s annual report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a15(f) under the Exchange Act as amended. Under Section 404 of the Sarbanes-Oxley Act, management must assess the effectiveness of the Company’s internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether the Company’s internal control over financial reporting is effective.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance as to the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. It includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even effective processes of internal control over financial reporting can provide only reasonable assurance with respect to the reliability of financial reporting and preparation of financial statements for external purposes. Management assessed the effectiveness of the Company’s internal control over financial reporting as of 30 June 2024 using the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework (2013)”.

Based on its assessment, management has determined that the Company’s internal control over financial reporting is ineffective as of 30 June 2024 due to the existence of the material weaknesses described below.

Newly identified material weaknesses.

In 2024, management identified these material weaknesses, with only the one relating to the inadequate execution of controls over recognition of revenue for consignment inventory within Sasol Oil resulting in a material audit adjustment that was recorded in the Company’s consolidated financial statements for the year ended 30 June 2024. These newly identified material weaknesses, and our intended remedial measures, are set forth below.

(i)	Lack of adequate resources and understanding of the application of ICFR resulting in ineffective design and implementation of internal controls across the South African and Eurasian businesses particularly as it pertains to the level of precision and evidence of review, including the completenes and accuracy of the information relied upon.

Management identified a material weakness due to a lack of adequate resources and understanding of the application of internal controls over financial reporting that resulted in the ineffective design and implementation of business process and system reliant internal controls across the South African and Eurasian businesses to mitigate material misstatements as result of: (i) the lack of documented, standardized control processes that are sufficiently detailed to ensure information used in the execution of control is accurate and complete and that automated system functionality operates as intended; (ii) the lack of a standardized process requirements and procedures for documenting evidence that controls are being executed to the requisite level of precision; and (iii) the failure to maintain records reflecting such evidence. The impact of this material weakness is pervasive to the company’s internal controls over financial reporting of the South African and European businesses.

(ii)	Ineffective IT general controls in Chemicals Eurasia segment.

Management identified a material weakness related to general information technology controls (GITC) in the Chemicals Eurasia segment, specifically concerning the implementation of controls related to access to enterprise resource planning (ERP) systems, which should be restricted. Although management found no indication of misuse or misfeasance resulting from unauthorized access, it nonetheless concluded that the controls exhibited internal control design deficiencies based on: (i) inadequate execution of controls to restrict emergency change access controls ERP systems; (ii) lack of a adequate controls to periodically verify customized automatic ERP system reports to detect unauthorized system changes; and (iii) the failure to retain documentation necessary to validate the completeness and accuracy of the extracted reports used in GITC control activities.

(iii)	Inadequate design and implementation of risk assessment processes relating to the methodology for the scoping of entities for internal controls over financial reporting purposes.

Management identified a material weakness with respect to the methodology of scoping and evaluation of entities across the group for internal controls over financial reporting purposes. The Company has previously exempted certain accounts from internal controls over financial reporting control measures based on a fixed line-item percentage threshold. To mitigate the risk of inadvertently de-scoping accounts with a reasonable possibility of a risk of material misstatement, management has concluded that the Company’s scoping criteria should be expanded to encompass additional quantitative factors and adopt a more holistic review. Management also concluded that existing documented processes and internal controls over financial reporting risk assessments were not performed in a timely manner and that the Company’s current risk assessment framework and related documentation processes are insufficient.

(iv)	Inadequate execution of controls over recognition of revenue for consignment inventory within Sasol Oil.

Management identified a material weakness with respect to the operation of a control to address the adoption of the consignment stock in Sasol Oil which resulted in the non- elimination of interdivisional sales due to inadequate management oversight which resulted in an overstatement of revenue and materials, energy and consumable to the same extent within Sasol Oil.

(c)Attestation report of the registered public accounting firm

Our independent registered public accounting firm, KPMG Inc, who audited the consolidated financial statements included in this Annual Report on Form 20-F, issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. KPMG Inc’s report appears on page [F-3] of this Annual Report on Form 20-F.

(d)Changes in internal control over financial reporting

Remediation Measures

To remediate these deficiencies, management intends to perform remedial actions, including:

●	Planning, designing and implementing an enhanced risk assessment framework and additional management oversight to ensure adequate documented evidence of review and the level of precision applied in our internal control objectives.
●	The plan to augment its risk assessment process would include updated training and guidance on the requirements for evidencing execution of controls as well as increased management oversight and quality assurance over these assessments.
●	Perform a detailed scoping “lookback” following the release of year end results and use these findings to reassess and update the Company’s standards and guidelines for scoping methodology as appropriate to ensure that the materiality threshold as approved by management for internal control over financial reporting is incorporated in the assessment criteria.
●	Plan, design and implement a plan to enhance the level of precision at which our internal control over financial reporting operates by:
o	revising standards and guidelines in relation to how control attributes should be documented, and data should be extracted from systems;
o	updating work instructions to reflect the procedures management actually performed including the application of level of precision considered,
o	documenting the steps to be followed to extract system reports and for sample selection methodology.
●	A re-evaluation of the resources required to embed SOX compliance across the business, which will support the risk assessment and monitoring objectives, and re-define and implement a fit for purpose structure.

To this end, certain actions have already been undertaken by management including, the implementation of a new internal control over financial reporting system solution with enhanced capability to ensure compliance with SEC control testing and reporting. In addition, as part of the organisational streamlining program, a dedicated SOX structure is being designed and implemented by the newly appointed dedicated Head of SOX.

As we continue to evaluate and work to improve our internal controls over financial reporting, we may take additional measures to address these control deficiencies, or we may modify certain of the remediation measures described above.

Except for the remediation procedures implemented by the Company as described above, there have been no changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) - 15 during the year ended 30 June 2024 that have materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

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

We operate independent ethics lines through external advisors where reports can be made telephonically, via e-mail or from the website. These confidential and anonymous ethics hotlines provide impartial facilities for all stakeholders to report alleged deviations from ethical behaviour, as well as breaches of our Code of Conduct, Sasol policies or regulatory requirements, including fraud and unsafe behaviour, environmental misconduct or human rights abuses. Our Code of Conduct and related policies guide our interactions with all government representatives. Our Code of Conduct prohibits contributions from Sasol to political parties or government officials since these may be interpreted as an inducement for future beneficial treatment, and interference in the democratic process.

Item 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit related fees, tax fees and all other fees billed by our principal accountants, KPMG for 2024 and PricewaterhouseCoopers Inc for 2023.

		Audit‑		All
	Audit	related	Tax	other
	fees	fees (2)	fees (2)	fees (2)	Total

	(Rand in millions)
2024(1)	145	7,0		3,0	155
2023(1)	139	1,2	1,2	—	141
(1)	In respect of our audit committee approval process, all non-audit and audit fees paid to to PricewaterhouseCoopers Inc. in 2023 and KPMG Inc. in 2024 have been pre-approved by the audit committee.
(2)	The Audit Committee approved non-audit services of 4% (2023: 2%) in relation to statutory audit fee.

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

In terms of our policy, non audit services not exceeding R2 million that fall into the categories set out in the pre-approval policy, do not require pre-approval by the audit committee, but are pre-approved by the Senior Vice President: Financial Controlling and Governance. All non audit services exceeding R2 million are pre-approved by the Chief Financial Officer. The audit committee is notified twice a year of services approved within this threshold.

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

No work was performed by persons other than the principal accountant’s employees on the principal accountant’s engagement to audit Sasol Limited’s financial statements for 2023

Item 16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Total	Maximum
				number of	number of
				shares	shares
	Total	Average	Shares	purchased	that may
	number of	price	cancelled	as part of	yet be
	ordinary	paid	under the share	publicly	purchased
	shares	per	repurchase	announced	under the
Period	repurchased	share	scheme	programmes	programmes
For the year ended 30 June 2024
2023-07-01 to 2024-06-30	—	—	—	—	—
	—		—	—

Item 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On 20 March 2023, KPMG Inc (KPMG) was appointed by the Sasol Limited’s board of directors as the Company’s independent principal accountants for the financial year ending June 30, 2024 after a formal tender process to appoint a new independent registered public accounting firm in accordance with Company’s auditor rotation policy . The appointment of KPMG was approved by shareholders at the Company’s annual general meeting on 19 January 2024 as recommended by the board of directors. The change of auditors was made pursuant to prevailing corporate governance practice.

PricewaterhouseCoopers Inc. (“PwC”) resigned as independent principal accountants of the Company on conclusion of its responsibilities relating to the June 30, 2023 financial year audit, which was concluded during September 2023.

The reports of PwC on the Company’s consolidated financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of the Company’s financial statements for each of the two fiscal years ended June 30, 2022 and 2023, there were

(i)	no disagreements with PwC, as that term is used in Item 16F(a)(1)(iv) of Form 20-F over any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the matter in their report and
(ii)	there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F except for the material weakness in the Company’s internal control over financial reporting with respect to the level of precision applied to the impairment assessments performed on all cash generating units across the South African integrated value chain within the Energy and Chemicals Africa segments as disclosed in the Company’s prior filings on Form 20-F with the SEC.

Sasol has provided PwC with a copy of the foregoing disclosure and has requested PwC to provide it with a letter addressed to the SEC stating whether or not PwC agrees with the above statements. A copy of such letter, exhibit 15.3 in which PwC state they agree with such disclosure, is filed as an exhibit to this annual report on Form 20-F. See “Item 19: Exhibits to the Form 20-F—Exhibit 15.3. “Letter from Pricewaterhouse Coopers Inc. to the Securities and Exchange Commission regarding a change in registrant’s certifying accountant”

During the two fiscal years ended 30 June 2023 and 2022, neither we nor anyone acting on our behalf consulted with KPMG concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our consolidated financial statements and no written or oral advice was provided by KPMG that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement (as that term is used in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F) or a "reportable event" (as defined in Item 16F(a)(1)(v) of Form 20-F).

Item 16.G CORPORATE GOVERNANCE

Sasol maintains a primary listing of its ordinary shares and Sasol BEE ordinary shares on the Johannesburg Stock Exchange operated by the JSE and a listing of ADSs on the NYSE. We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2024.

Refer to “Integrated Report—Governance” as contained in Exhibit 99.7, for further details of our corporate governance practices.

Item 16.H MINE SAFETY DISCLOSURE

Not applicable.

Item 16.I DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 16.J INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy (the Policy) that aims to ensure compliance with applicable insider trading laws, rules, regulations and applicable listing requirements. The Policy governs the purchase, sale and other dispositions of Sasol’s securities by directors, senior management and employees.

Refer to “Insider Trading Policy and procedures” as contained in Exhibit 98.1, for further details of our Insider Trading Policy.

Item 16.K CYBERSECURITY

Risk Management and Strategy

Sasol considers cybersecurity as a top risk and has strong governance and assurance management processes in place to provide oversight over the following:

●	Identification and understanding of the risk;

●	Implementation of preventative and corrective controls;
●	Execution and monitoring of mitigating controls;
●	Governance, assurance, and reporting of the process’s efficacy; and
●	Analysis and improvement of the overall process maturity.

To further support this, our governance uses multiple levels of assurance by segregated parties, starting with the (i) level 1& 2 risk perspective which focuses on assurance activities performed by employees and management within the function, (ii) level 3 performed by independent internal audit function, (iii) level 4 which is done by external independent assurance providers and finally (iv) level 5 which is completed by Group executives and the Board. In addition, several penetration, red-teaming, and simulation exercises are performed annually.

Refer to Item 3D Risks related to information technology on cybersecurity risks

In terms of framework, we align with the NIST CSF framework and have a well-defined Incident response plan that is tested and improved quarterly. We make use of threat intelligence, penetration testing, red-teaming, third party risk management and vulnerability management to reduce our attack surface in addition to several mechanisms for detecting and responding to anomalies. We have a team of in-house and external cybersecurity experts to detect, protect, respond and remediate cyber threats. The CIO and CCSO are responsible for reporting to the Group Executive Committee and the Audit Committee through the IM Executive Committee on the prevention, detection, mitigation and remediation of all threats and cybersecurity incidents.

Sasol has not experienced a cybersecurity incident that had a material impact on our business strategy, operations, or financial reporting in the last financial year. Despite this, we are cognisant of the fact that cyber-attacks are increasing in volume and sophistication and we continuously strive to improve our cyber security posture.

Governance

The Information Management and Digital functions report to the Audit Committee, which is a sub-committee of the Board of Directors of Sasol Limited. The audit committee oversees the main cybersecurity risk for Sasol. A Board member with relevant IT experience oversees the effectiveness of the cyber security strategy, major projects, security incidents and controls. There is a process through the Sasol Group Executive Committee to inform the Board/Audit Committee members of potential cyber threats, potential incidents and incidents on a quarterly basis.

Leading Cyber Management

The Board member responsible for Information Management is Executive Vice President (EVP) Commercial and Legal, who is supported by the Group’s appropriately experienced Chief Information Officer who has master’s in engineering (MSc Eng) with 25 years’ experience in Information technology leadership and Chief Cyber Security Officer with qualification in computer science and  27 years’ experience in information technology in various disciplines. For a description of the risks from cybersecurity threats that may materially affect our company and how they may do so, see “Item 3. Key information—D. Risk Factors - We may face the risk of data breaches or attempts to disrupt critical information and operational technology services, which may adversely impact our operations and business continuity”.

Item 17. FINANCIAL STATEMENTS

Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. FINANCIAL STATEMENTS

The following consolidated financial statements, together with the auditors’ report of PricewaterhouseCoopers Inc. (PCAOB ID No. 1308) for 2022 and 2023 and KPMG Inc (PCAOB ID No. 1025) for 2024 are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2024, 2023 and 2022

*	Refer to “Item 18—Financial Statements” which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

Opinion on the Financial Statements

We have audited the consolidated statement of financial position of Sasol Limited and its subsidiaries (the “Company”) as of 30 June 2023, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended 30 June 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of 30 June 2023, and the results of its operations and its cash flows for each of the two years in the period ended 30 June 2023 in conformity with IFRS Accounting Standards (Accounting Standards) and Interpretations of those standards, as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa

1 September 2023, except for the effects of the revision discussed in Note 1.1 to the consolidated financial statements, as to which the date is 6 September 2024.

We served as the Company's auditor from 2013 to 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sasol Limited

Opinion on Internal Control Over Financial Reporting

We have audited Sasol Limited’s and subsidiaries’ (the Group) internal control over financial reporting as of 30 June 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses described below, on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of 30 June 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of 30 June 2024, the related consolidated income statement, consolidated statements of comprehensive income, changes in equity and cashflows for the year ended 30 June, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated 6 September 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management’s assessment:

●	Lack of adequate resources and understanding of the application of ICFR resulting in ineffective design and implementation of internal controls across the South African and Eurasian businesses, particularly as it pertains to the level of precision and evidence of review, including the completeness & accuracy of the information relied upon;
●	Ineffective IT general controls in the Chemicals Eurasia segment;
●	Inadequate design and implementation of risk assessment processes relating to the methodology for the scoping of entities for ICFR purposes; and
●	Inadequate execution of controls over recognition of revenue for consignment inventory within Sasol Oil (Pty).

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG Inc.

Johannesburg, Republic of South Africa
6 September 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sasol Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Sasol Limited and subsidiaries (the Group) as of 30 June 2024, the related consolidated income statement, consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended 30 June 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 30 June 2024, and the results of its operations and its cash flows for the year ended 30 June 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (Accounting Standards).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 30 June 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 6 September 2024 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of non-financial assets related to certain cash generating units

As discussed in Notes 16 and 14 to the consolidated financial statements, the Group’s consolidated property, plant and equipment and right of use assets at 30 June 2024 amount to R 163 589 million and R 12 351 million, respectively, a portion of which related to certain cash generating units (“CGUs”) in some of which management recognised an impairment of R 75 278 million as per Note 8. The Group assesses non-financial assets for impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount of the assets assessed for impairment is determined based on an estimate of the recoverable amount for the cash generating units, using a discounted cash flow model that requires management to estimate the present value of future cash flows, discounted using a suitable discount rate.

We identified the evaluation of the impairment assessment of the Group’s consolidated property, plant and equipment and right of use assets related to certain CGUs as a critical audit matter. Minor changes to certain assumptions would have had a significant effect on the determination of the recoverable amount. There was a high degree of auditor judgment involved in evaluating certain assumptions applied in the discounted cash flow models, specifically:

●	long-term average: USD/ZAR exchange rate, brent crude oil price, Southern African gas purchase price, ethane price, low density polyethylene price and WACC rates used in the assessment of the recoverable amount
●	impact of the proposed Climate Change Bill on the carbon tax cash flow assumptions
●	impact of implementing the Group’s Emissions Reduction Roadmap (“ERR”) on future production volumes.

The following are the primary procedures we performed to address this critical audit matter:

●	performed sensitivity analyses over the key assumptions used to determine the recoverable amount to assess the impact of changes in those assumptions on the recoverable amount
●	evaluated the appropriateness of the impact of management’s ERR adjustments on the value-in-use calculations by inspecting the Group’s ERR roadmap and planned capital expenditure projects and by evaluating the nature of the underlying cash flows
●	assessed the reasonableness of the impact of the estimated carbon tax rate on the impairment assessments by comparing the carbon tax assumptions made by management with the requirements of the latest Climate Change Bill in South Africa
●	compared the forecasted cash flows used in the recoverable amount analysis against actual past performance and previous forecasts in order to assess the Group’s ability to forecast its cash-flows
●	we involved valuation professionals with specialized skills and knowledge, who assisted in:
o	evaluating the Group’s WACC rates by comparing it to an independently developed WACC rate derived from publicly available market data for comparable entities
o	evaluating the Group’s long-term average: USD/ZAR exchange rate, brent crude oil price, Southern African gas purchase price, and ethane price with publicly available data.

Evaluation of the environmental provisions related to certain sites

As discussed in note 29 of the consolidated financial statements, the Group has recorded environmental provisions of R 16 524 million as of 30 June 2024. In accordance with the Group’s published environmental policy and applicable legislation, the provision for environmental rehabilitation is recognised when the obligation arises, representing the estimated actual cash flows in the period in which the obligation is settled. The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas, and petrochemical sites. The amount recognised is calculated based on currently available facts and applicable legislation.

We identified the evaluation of the environmental provisions related to certain sites as a critical audit matter. Especially challenging, subjective and complex auditor judgement, including specialised skills and knowledge, were required to evaluate the Group’s environmental provision related to these sites, specifically the estimated nature and extent of future rehabilitation requirements, amount and timing of future cashflows and the discount rates applied.

The following are the primary procedures we performed to address this critical audit matter:

●	We involved environmental rehabilitation professionals with specialised skills and knowledge, who assisted us in evaluating the results of the Group’s undiscounted estimated environmental costs detailed in management’s reports. This was performed by:
o	inspecting the related sites to assess the nature and extent of environmental disturbances to evaluate whether management have provided for these environmental disturbances in accordance with approved environmental management plans, applicable legislation, licensing requirements and that management’s provisions are in alignment with current industry practices
o	evaluating the environmental approvals, license conditions and mining rights and comparing the methodology and key assumptions used to measure the nature and extent of required rehabilitation to industry norms
o	evaluating the reasonability of a selection of amounts of the required rehabilitation activities by comparing it to recent third-party quotes and relevant supporting evidence as well as industry norms
o	evaluating the timing of future rehabilitation cash-flows by agreeing it to management’s operational plans and assessing its appropriateness against the current industry practices and regulatory requirements.
●	We involved valuation professionals with specialised skills and knowledge, who assisted us in evaluating discount rates applied to the discounting of the gross rehabilitation costs, by comparing those rates to independently developed discount rates derived from publicly available market data.

/s/ KPMG Inc.

We have served as the Company’s auditor since 2024.

Johannesburg, Republic of South Africa
6 September 2024

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

Natural Oil and Gas (Rand in millions)

	Mozambique	Total
Year ended 30 June 2022
Acquisition of proved properties	—	—
Acquisition of unproved properties	—	—
Exploration	77,5	77,5
Development	2 885,1	2 885,1
Total costs incurred	2 962,6	2 962,6
Year ended 30 June 2023
Acquisition of proved properties	—	—
Acquisition of unproved properties	—	—
Exploration	1 455,5	1 455,5
Development	4 186,5	4 186,5
Total costs incurred	5 642,0	5 642,0
Year ended 30 June 2024
Acquisition of proved properties	—	—
Acquisition of unproved properties	—	—
Exploration	194,2	194,2
Development	6 018,0	6 018,0
Total costs incurred	6 212,2	6 212,2

TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to natural oil and gas exploration and production activities, and the aggregate amount of the related depreciation and amortisation.

Natural Oil and Gas (Rand in millions)
	Mozambique	Total
Year ended 30 June 2022
Proved properties	20 885,2	20 885,2
Producing wells and equipment	10 305,0	10 305,0
Non-producing wells and equipment	10 580,2	10 580,2
Unproved properties	1 171,4	1 171,4
Capitalised costs	22 056,6	22 056,6
Accumulated depreciation	(8 611,3)	(8 611,3)
Net book value	13 445,3	13 445,3
Year ended 30 June 2023
Proved properties	24 635,9	24 635,9
Producing wells and equipment	11 830,3	11 830,3
Non-producing wells and equipment	12 805,6	12 805,6
Unproved properties	2 429,0	2 429,0
Capitalised costs	27 064,9	27 064,9
Accumulated depreciation and valuation allowances	(10 524,1)	(10 524,1)
Net book value	16 540,8	16 540,8
Year ended 30 June 2024
Proved properties	31 013,0	31 013,0
Producing wells and equipment	12 716,4	12 716,4
Non-producing wells and equipment	18 296,6	18 296,6
Unproved properties	3 184,5	3 184,5
Capitalised costs	34 197,5	34 197,5
Accumulated depreciation and valuation allowances	(9 693,4)	(9 693,4)
Net book value	24 504,0	24 504,0

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The results of operations for natural oil and gas producing activities are summarised in the table below.

	Mozambique	Canada(2)	Total
Year ended 30 June 2022
Sales to unaffiliated parties	448,3	39,7	488,0
Transfers to affiliated parties	3 743,1	—	3 743,1
Total revenues	4 191,4	39,7	4 231,1
Production costs(4)	(1 514,1)	(29,5)	(1 543,6)
Foreign currency translation losses	(237,6)	—	(237,6)
Exploration expenses	(400,9)	—	(400,9)
Valuation provision(3)	0,2		0,2
Depreciation	(336,8)		(336,8)
Operating profit	1 702,2	10,2	1 712,4
Tax	(526,2)	—	(526,2)
Results of operations	1 176,0	10,2	1 186,2
Year ended 30 June 2023
Sales to unaffiliated parties	1 005,6		1 005,6
Transfers to affiliated parties	5 532,6	—	5 532,6
Total revenues	6 538,2	—	6 538,2
Production costs(3)	(270,9)		(270,9)
Foreign currency translation losses	(146,9)	—	(146,9)
Exploration expenses	(1 192,4)	—	(1 192,4)
Farm-out gains	269,8
Valuation provision	(1 600,5)	—	(1 600,5)
Depreciation	(320,0)	—	(320,0)
Operating profit	3 277,3	—	3 277,3
Tax	(1 173,7)	—	(1 173,7)
Results of operations	2 103,6	—	2 103,6
Year ended 30 June 2024
Sales to unaffiliated parties	1 018,8		1 018,8
Transfers to affiliated parties	5 456,0	—	5 456,0
Total revenues	6 474,8	—	6 474,8
Production Costs(3)	(1 812,1)	—	(1 812,1)
Foreign currency translation gains	306,7	—	306,7
Exploration expenses	(252,8)	—	(252,8)
Valuation provision (2)	882,5	—	882,5
Depreciation	(495,1)	—	(495,1)
Operating profit	5 104,0	—	5 104,0
Tax	(1 009,2)	—	(1 009,2)
Results of operations	4 094,8	—	4 094,8
(1)	The transaction to divest of all our interests in Canada was closed on 29 July 2021.
(2)	Valuation provision of R882,5 million includes an impairment reversal of R1 143,0 million (US$94,4 million) related to the Pande-Temane PSA asset mainly offset by an impairment of R134,2 million (US$7,6 million) (2023 – R1 600,5 million (US$139,3 million) and 2022 – none) related to the integrated value chain impairment assessment allocation.
(3)	Production cost includes the asset retirement obligation movement of R583,2 million (2023- R865,5 million) and (2022 – (R378,6 million) for the year.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas, as at 30 June 2024 and the two previous years, along with volumes produced during the year. The table also presents the changes in the proved reserves and the reasons for the changes, over the last three years.

As at 30 June 2024, the total proved reserve estimate for natural oil and gas is 108,0 million barrels in oil equivalent terms (6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil and 1 tonne of LPG is equivalent to 11,6 barrels of oil).

	Crude oil and condensate(2)		Natural gas(2)		Oil equivalent(2)

	Mozambique(1)	Total	Mozambique(1)	Total	Mozambique(1)	Total

	Millions of barrels		Billions of cubic feet		Equivalent, Millions of barrels
Balance at 30 June 2021	0,7	0,7	530,2	530,2	89,1	89,1
Revisions	0,4	0,4	228,2	228,2	38,4	38,4
Sale in place	4,3	4,3	166,5	166,5	32,0	32,0
Production	(0,2)	(0,2)	(111,2)	(111,2)	(18,7)	(18,7)
Balance at 30 June 2022	5,2	5,2	813,7	813,7	140,8	140,8
Revisions	—	—	12,1	12,1	2,0	2,0
Extensions/discoveries	0,2	0,2	17,5	17,5	3,1	3,1
Production	(0,2)	(0,2)	(113,8)	(113,8)	(19,1)	(19,1)
Balance at 30 June 2023	5,2	5,2	729,5	729,5	126,8	126,8
Revisions	(1,3)	(1,3)	0,4	0,4	(1,3)	(1,3)
Improved recovery	—	—	16,7	16,7	2,7	2,7
Production	(0,2)	(0,2)	(120,6)	(120,6)	(20,2)	(20,2)
Balance at 30 June 2024	3,7	3,7	626,0	626,0	108,0	108,0
Proved developed reserves
At 30 June 2022	0,9	0,9	599,3	599,3	100,8	100,8
At 30 June 2023	0,8	0,8	544,7	544,7	91,6	91,6
At 30 June 2024	0,6	0,6	429,9	429,9	72,3	72,3
Proved undeveloped reserves
At 30 June 2022	4,3	4,3	214,4	214,4	40,0	40,0
At 30 June 2023	4,4	4,4	184,8	184,8	35,2	35,2
At 30 June 2024	3,1	3,1	196,1	96,1	35,7	35,7
(1)	Natural oil and gas production in Mozambique in 2022 and 2023 originated from the single operational Pande-Temane PPA field and in 2024 from Pande-Temane PPA and Pande-Temane PSA, which comprises more than 15% of our total proved reserves.
(2)	Volumes presented in this table are after deduction of royalty taken in kind.

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

The technical person within GSO who is primarily responsible for overseeing the internal preparation of natural oil and gas reserves estimates is the Senior Manager: Corporate Reserves and Technical Assurance. The incumbent holds an MSc in Applied Mathematics with distinction and has 35 years’ experience in oil and gas exploration and production activities with 32 years’ experience in reserves estimation. The corporate authority accountable for the internal process, the control environment and the engagement of independent qualified reserves evaluators (if any) is the GSO Senior Vice President under guidance of the GSO Hydrocarbon Resource Committee.

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

Natural Oil and Gas (Rand in millions)

Mozambique
Year ended 30 June 2022
Future cash inflows	43 159,0
Future production costs	(9 429,6)
Future development costs	(15 625,7)
Future income taxes	(6 445,5)
Undiscounted future net cash flows	11 658,2
10% annual discount for timing of estimated cash flows	(6 229,3)
Standardised measure of discounted future net cash flows	5 428,9
Year ended 30 June 2023
Future cash inflows	54 454,1
Future production costs	(14 933,5)
Future development costs	(17 474,4)
Future income taxes	(8 091,7)
Undiscounted future net cash flows	13 954,5
10% annual discount for timing of estimated cash flows	(4 873,0)
Standardised measure of discounted future net cash flows	9 081,5
Year ended 30 June 2024
Future cash inflows	43 234,8
Future production costs	(16 060,7)
Future development costs	(11 372,4)
Future income taxes	(4 331,8)
Undiscounted future net cash flows	11 469,9
10% annual discount for timing of estimated cash flows	(1 954,0)
Standardised measure of discounted future net cash flows	9 515,9

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

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

The changes in standardised measure of discounted future net cash flows, relating to the Proved Reserves are shown in the table below.

Natural Oil and Gas (Rand in millions)

	Mozambique	Total
Present value at 30 June 2021	1 737,4	1 737,4
Net changes for the year	3 691,5	3 691,5
Sales and transfers of oil and gas produced net of production costs	(3 284,5)	(3 284,5)
Development costs incurred	1 750,9	1 750,9
Net change due to current reserves estimates from:
Revisions	4 829,6	4 829,6
Discoveries	8 360,1	8 360,1
Others	—	—
Net changes in prices and costs related to future production	3 456,3	3 456,3
Changes in estimated future development costs	(9 648,8)	(9 648,8)
Accretion of discount	366,5	366,5
Net change in income tax	(2 704,7)	(2 704,7)
Net change due to exchange rate	566,1	566,1
Present value at 30 June 2022	5 428,9	5 428,9
Net changes for the year	3 652,6	3 652,6
Sales and transfers of oil and gas produced net of production costs	(5 608,4)	(5 608,4)
Development costs incurred	6 779,1	6 779,1
Net change due to current reserves estimates from:
Revisions	(386,7)	(386,7)
Discoveries	1 436,0	1 436,0
Others	—	—
Net changes in prices and costs related to future production	4 443,8	4 443,8
Changes in estimated future development costs	(4 361,6)	(4 361,6)
Accretion of discount	1 012,9	1 012,9
Net change in income tax	(1 410,7)	(1 410,7)
Net change due to exchange rate	1 748,2	1 748,2
Present value at 30 June 2023	9 081,5	9 081,5
Net changes for the year	434,4	434,4
Sales and transfers of oil and gas produced net of production costs	(4 532,0)	(4 532,0)
Development costs incurred	7 716,3	7 716,3
Net change due to current reserves estimates from:
Revisions	(1 513,9)	(1 513,9)
Improved recovery	2 168,1	2 168,1
Net changes in prices and costs related to future production	(5 503,3)	(5 503,3)
Changes in estimated future development costs	(1 496,7)	(1 496,7)
Accretion of discount	1 512,5	1 512,5
Net change in income tax	2 649,9	2 649,9
Net change due to exchange rate	(566,5)	(566,5)
Present value at 30 June 2024	9 515,9	9 515,9

SYNTHETIC OIL

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

The table below provides the costs incurred during the year in synthetic oil property acquisition, exploration and development activities, whether capitalised or charged to income directly.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2024	2023	2022
Acquisition of proved properties		—	7,3
Exploration	108,7	105,1	91,7
Development	2 286,3	2 341,2	1 897,0
Total costs incurred	2 395,0	2 446,3	1 996,0

TABLE 2—CAPITALISED COSTS RELATING TO SYNTHETIC OIL ACTIVITIES

The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to synthetic oil and production activities, and the aggregate amount of the related depreciation and amortisation.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2024	2023	2022
Proved properties	125 915,4	120 267,6	113 255,5
Producing wells and equipment	125 265,0	119 617,2	112 605,5
Non-producing wells and equipment	650,4	650,4	650,0
Unproved properties	144,3(1)	15,8	15,8
Capitalised costs	126 059,7	120 283,4	113 271,3
Accumulated depreciation, amortisation and valuation allowances	(105 894,6)	(97 635,9)	(69 389,2)	(1)
Net book value	20 165,1	22 647,5	43 882,1
(1)	Increase relates to prior period error of R128 million not included in unproven properties in prior years, this was not quantitatively material and not adjusted in prior years.

TABLE 3—RESULTS OF OPERATIONS FOR SYNTHETIC OIL ACTIVITIES

The results of operations for synthetic oil activities are summarised in the table below.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2024	2023	2022
Sales to unaffiliated parties	—	—	—
Transfers to affiliated parties	71 523,6	72 224,2	61 996,5
Total revenues	71 523,6	72 224,2	61 996,5
Production costs	(34 812,9)	(34 153,3)	(30 958,7)
Foreign currency translation (losses)/gains	(10,4)	(51,4)	(17,7)
Exploration expenses	(42,1)	(28,1)	(21,5)
Depreciation, amortisation and valuation provisions	(12 571,4)	(32 260,1)	(4 638,0)	(1)
Operating profit/(loss)	24 086,8	5 731,3	26 360,6
Tax	(5 470,4)	393,1	(6 271,8)
Results of operations	18 616,4	6 124,4	20 088,8
(1)	As result of the integrated value chain impairment assessment, management has applied discretion in changing the allocation methodology for impairments. This resulted in the correction of the 2020 accumulated depreciation, amortisation and valuation allowances from R14,8 billion to R12,6 billion in financial year 2021, which is immaterial.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

Proved reserves

The table below summarises proved developed and proved undeveloped reserves of synthetic oil as at 30 June, for the last three years. As at 30 June 2024, the total proved reserve estimate for synthetic oil is 1 043,3 million barrels in oil equivalent terms.

	Synthetic oil—South Africa
	(Millions of barrels)
	2024	2023	2022
Opening balance	1 043,2	1 081,2	1 126,4
Revisions	13,98	(5,4)	(12,6)
Extensions/discoveries	—	—	—
Production	(32,5)	(32,5)	(32,6)
Balance at 30 June	1 024,6	1 043,3	1 081,2
Proved developed reserves	1 024,6	1 043,3	1 081,2
Proved undeveloped reserves	—	—	—

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Synthetic oil—South Africa
(Rand in millions)
Year ended 30 June	2024		2023	2022
Future cash inflows(1)	1 558 531,5		1 655 424,1	1 449 554,7
Future production costs	(850 819,5)		(879 607,7)	(773 811,3)
Future development costs	(253 812,6)		(257 579,0)	(203 400,6)
Future income taxes	(122 552,8)		(139 924,1)	(127 532,5)
Undiscounted future net cash flows	331 346,6		378 313,3	344 810,3
10% annual discount for timing of estimated cash flows	(201 519,0)		(242 023,8)	(210 575,2)
Standardised measure of discounted future net cash flows	129 827,6	(1)'	136 289,5	134 235,1
(1)	Increase mainly due to an improved outlook on average sales price per barrel resulting from higher global oil prices and the weakening of the rand against the US dollar.

The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

Synthetic oil—South Africa
(Rand in millions)
	2024	2023	2022
Present value—opening balance	136 289,5	134 235,1	15 998,3
Net changes for the year	(6 461,9)	2 054,4	118 236,8
Sales and transfers of oil and gas produced net of production costs	(36 710,8)	(38 070,9)	(31 037,8)
Development costs incurred	7 238,0	8 944,6	8 485,6
Revisions	13 658,7	(23 074,1)	(12 884,4)
Extensions	—	—	—
Net changes in prices and costs related to future production	(52 578,4)	(49 261,1)	211 915,7
Changes in estimated future development costs	3 225,2	(22 153,9)	(3 671,5)
Accretion of discount	12 261,4	12 510,6	1 417,9
Net change in income tax	6 925,0	3 867,4	(36 168,8)
Net change due to exchange rate	39 519,0	109 291,8	(19 819,9)
Present value at 30 June	129 827,6	136 289,5	134 235,1

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

ITEM 19.  EXHIBITS

1.1	Memorandum of incorporation of Sasol Limited**
2.1

The amount of long-term debt securities issued by Sasol Limited and its subsidiaries authorised under any given instrument does not exceed 10% of the total assets of Sasol Limited and its subsidiaries on a consolidated basis. Sasol Limited hereby agrees to furnish to the SEC a copy of any such instrument upon its request.

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1	Long-Term Incentive Plan
4.2	Trust Deed constituting the Sasol Khanyisa Employee Share Ownership Plan*
8.1	List of significant subsidiaries and significant jointly controlled entities
12.1	Certification of Simon Baloyi, President and Chief Executive Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Walt Bruns, Chief Financial Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of Simon Baloyi, President and Chief Executive Officer of Sasol Limited, and Walt Bruns, Chief Financial Officer of Sasol Limited, pursuant to 18 US C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of independent registered public accounting firm—PwC
15.2	Consent of independent registered public accounting firm—KPMG
15.3	Letter from Pricewaterhouse Coopers Inc. to the Securities and Exchange Commission regarding a change in registrant’s certifying accountant
96.1	Mining Technical Report*
97.1	Clawback Policy
98.1	Insider Trading
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Remuneration Report
99.3	Integrated Report—Performance Overview—Chief Financial Officer’s review
99.4	Integrated Report—Preserving and maximising value creation – Our integrated value chains
99.5	Integrated Report— Strategic direction
99.6	Integrated Report—Operational performance summary
99.7	Integrated Report—Governance
99.9.1	Sasol Limited Board Charter
99.9.2	Terms of reference—Audit Committee and Remuneration Committee
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

*    Previously Filed with Company’s Form 20-F on 31st August 2022

**  Previously Filed with Company’s Form 20-F on 1st September 2023

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

SASOL LIMITED

By:/s/ SIMON BALOYI

Date:	06 September 2024	Simon Baloyi
President and Chief Executive Officer

Walt Bruns
Chief Financial Officer