Form 20-F
period 2025-06-30
SASOL LTD
filed 2025-08-29
CIK 314590

As filed with the Securities and Exchange Commission on 29 August 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the fiscal year ended 30 June 2025

OR

☐TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

649 375 104 Sasol shares comprising

643 043 757 Sasol ordinary shares of no par value

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

As used in this Form20-F:

●	rand or R means the currency of the Republic of South Africa;
●	US dollars, “dollars”, US$ or $ means the currency of the United States (US); and
●	euro, EUR or € means the common and currency of the member states of the European Monetary Union.

We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2025. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

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

In addition, in line with a South African convention under the auspices of the South African Bureau of Standards (SABS), the information presented herein is displayed using the decimal comma (e.g. 3,5) instead of the more familiar decimal point (e.g., 3.5) used in the United Kingdom (UK), US and elsewhere. Similarly, a hard space is used to distinguish thousands in numeric figures (e.g., 2 500) instead of a comma (e.g., 2,500).

All references to the group, us, we, our, Company, or Sasol in this Form 20-F are to Sasol Limited, its group of subsidiaries and its interests in associates, joint arrangements and structured entities. All references in this Form 20-F are to Sasol Limited or the companies comprising the group, as the context may require. All references to “(Pty) Ltd” refer to Proprietary Limited, a form of corporation in South Africa which restricts the right of transfer of its shares and prohibits the public offering of its shares.

All references in this Form 20-F to South Africa and the government are to the Republic of South Africa and its government. All references to the JSE are to the JSE Limited or Johannesburg Stock Exchange, the securities exchange of our primary listing in South Africa. All references to SARB refer to the South African Reserve Bank. All references to PPI and CPI refer to the South African Producer Price Index and Consumer Price Index, respectively, which are measures of inflation in South Africa. All references to GTL refer to our gas-to-liquids processes.

Forward-looking and other statements in this Form20-F, including those in relation to our environmental, social and other sustainability plans and goals, are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the US Securities and Exchange Commission (SEC). In addition, historical, current, and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

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

Financial Overview means the Chief Financial Officer’s statement included in Exhibit 99.3.

Headline earnings per share (HEPS) refers to disclosures made under the listing requirements issued by the JSE (JSE Listing Requirements).

EBIT refers to earnings before interest and tax.

LBIT refers to loss before interest and tax.

Adjusted EBITDA refers to adjusted earnings before interest, taxes, depreciation and amortisation calculated by adjusting EBIT for depreciation, amortisation, share-based payments, remeasurements items, changes in discount rates of our rehabilitation provisions, all unrealised translation gains and losses and all unrealised translation gains and losses on our derivatives and hedging activities.

FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the SEC, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

●	rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by geopolitical conflicts and/or instability and subsequent sanctions;
●	the capital cost of our projects, including the Production Sharing Agreement (PSA) project (including material, engineering and construction cost) and the timing of project milestones;
●	our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as our ongoing business activities;
●	statements regarding our future results of operations and financial condition and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives;
●	statements regarding recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition;
●	statements of our business strategy, business performance outlook, plans, objectives or goals, including those related to products or services;
●	statements regarding future competition, volume growth and changes in market share in the industries and markets for our products;
●	statements regarding our existing or anticipated investments (including the Mozambique exploration and development activities, the ORYX GTL joint venture in Qatar, chemical projects and joint arrangements in North America and other investments), acquisitions of new businesses or the disposal of existing businesses, including estimates or projections of internal rates of return and future profitability;
●	statements regarding our estimated oil, gas and coal reserves;
●	statements regarding the probable future outcomes of litigation and regulatory proceedings and potential developments in legal and regulatory requirements including statements regarding our ability to comply with such future requirements;
●	statements regarding future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices;
●	statements regarding the demand, pricing and cyclicality of oil, gas and petrochemical product prices;
●	statements regarding changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability;
●	statements regarding future fluctuations in exchange and interest rates and changes in credit ratings;
●	statements regarding total shareholder return;
●	statements regarding our growth and expansion plans;
●	statements and assumptions regarding our weighted average cost of capital;
●	statements regarding our current or future products and anticipated customer demand for these products;

●	statements regarding acts of war, terrorism or other events that may adversely affect the group’s operations or those of key stakeholders to the group;
●	the impact of any pandemics, and the measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity;
●	the effectiveness of any actions taken by Sasol to address or limit any impact of such pandemics on its business, people and operations;
●	statements and assumptions relating to macro-economics including in relation to potential impact of pandemics;
●	statements regarding climate change, climate change impacts, and our climate change strategies including strategies around disclosure and transparency of climate, energy efficiency improvement, GHG emission reduction targets, our net zero emissions ambition and future low-carbon initiatives, including relating to alternative feedstocks, renewable energy, renewable fuels and sustainable aviation fuel;
●	statements regarding our estimated carbon tax liability;
●	statements regarding cybersecurity;
●	statements regarding ongoing legal proceedings, including tax litigation and assessments; and
●	statements of assumptions underlying such statements.

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

●	the impact of pandemics, and the related response measures, on the Company and on the economies in which we operate;
●	the outcome in pending and developing regulatory matters, and the effect of changes in regulatory requirements and government policy;
●	imposition of tariffs in countries we export to;
●	the political, social and fiscal regime and economic conditions and developments in the world including sanctions, especially in those countries in which we operate;
●	the outcome of legal proceedings including tax litigation and assessments;
●	our ability to maintain key customer relations in important markets;
●	our ability to improve results despite increased levels of competition;
●	our ability to utilise our oil, gas and coal reserves as anticipated;
●	the continuation of substantial growth in significant developing markets;
●	the ability to benefit from our capital investment programme;
●	the accuracy of our assumptions in assessing the economic viability of our large capital projects and growth in significant developing areas of our business;

●	the ability to gain access to sufficient competitively priced gas, coal and other feedstocks and/or other commodities;
●	the impact of increasingly more stringent environmental, sustainability, governance and regulatory requirements on our operations and access to natural resources;
●	the risk of potential liability for our operations under existing or future environmental regulations;
●	our success in continuing technological innovation to address climate change risks;
●	the success of our Broad-Based Black Economic Empowerment (B-BBEE) ownership transactions;
●	our ability to maintain sustainable earnings despite fluctuations in oil, gas and commodity prices, foreign currency exchange rates and interest rates;
●	our ability to maintain sufficient levels of cash at all times;
●	our ability to attract and retain sufficient and adequately skilled employees;
●	the risk of completing major projects within budget and schedule; and
●	our success at managing the foregoing risks.

The foregoing list of important factors is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider the foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See “Item 3.D—Risk factors”.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

We are a public company incorporated under the company law of South Africa. Most of our directors and officers reside outside the US, principally in South Africa. You may not be able, therefore, to effect service of process within the US upon those directors and officers with respect to matters arising under the federal securities laws of the US.

In addition, most of our assets and the assets of most of our directors and officers are located outside the US. As a result, you may not be able to enforce against us or our directors and officers, judgements obtained in US courts predicated on the civil liability provisions of the federal securities laws of the US.

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

Summary of Risk Factors

Please carefully consider all of the information discussed in this Form 20-F for a more thorough description of these and other risks. The risks described below are organised by risk type and are not listed in order of their priority to us or their impact on us.

Risks related to our business

●	Cyclicality and variability in petrochemical and refined product margins, supply and demand may adversely affect our business, operating results, cash flows and financial position;

●	Our coal, crude oil, and natural gas reserve estimates may be materially different from the quantities and qualities that we eventually recover or ultimately make use of;
●	We may be unable to access, discover, appraise and develop gas resources at a rate and price that is adequate to sustain our business and/or enable growth;
●	We may not be able to exploit technological advances quickly and successfully enough, or competitors may develop superior technologies; and
●	Our insurance may not sufficiently cover damage or other potential losses, thereby impacting our business and financial position.

Risks related to financial matters

●	We may not be able to repay, extend or refinance our debt in a timely manner or at all, which would have a material adverse effect on our credit rating, financial position and ability to continue as a going concern;
●	Our access to and cost of funding is affected by our credit rating, which in turn is affected by, among other factors, our financial performance and the sovereign credit rating of the Republic of South Africa;
●	We may not achieve our business plans to deliver sufficient positive cash flow available for debt service, given the magnitude of debt;
●	Fluctuations in coal, crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial position;
●	Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial position; and
●	Certain factors may result in the recognition of asset impairment charge, which could negatively impact our financial position.

Risks related to economic, political or social factors

●	Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit; and
●	Our global asset base and market footprint expose us to negative impacts of tariffs and/or trade barriers that may inhibit our ability to place products across regions.

Risks related to our capital investments

●	We may not achieve projected benefits of acquisitions or divestments;
●	Our projects and capital investments may be subject to schedule delays and cost overruns, and we may face material changes in market conditions or other business assumptions, which could render our projects unviable or less profitable than anticipated;
●	The concentration of service providers supplying the oil and gas industry and the immaturity of the supplier market in Mozambique may adversely affect our business or our operations;
●	Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial position; and
●	We may not pay dividends or make similar payments to shareholders in the future due to various factors.

Risks related to the safety and reliability of our operations

●	Constraints in the supply of water and electricity, utility cost increases in excess of inflation, as well as poor infrastructure may impact our operations;
●	We may face potential costs as well as harm to our reputation in connection with incidents causing property damage, personal injury or environmental contamination and industry and value chain-related operational interruptions; and
●	Our facilities may also be subject to deliberate disruptions.

Risks related to legal, regulatory and governance matters

●	Our shareholders might lose confidence in our financial and other public reporting if we continue to identify material weaknesses and fail to maintain an effective system of internal controls over financial reporting, which in turn may adversely affect our share price;
●	Actual or alleged non-compliance with regulatory requirements could result in criminal or civil enforcement and associated sanctions and/or harm our reputation and negatively impact our licence to operate;

●	Stringent South African regulations in the areas of mining, petroleum and energy activities may have an adverse effect on our mineral rights and impact our business, operating results, cash flows and financial position;
●	Changes in environmental, health, safety and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial position;
●	We are subject to risks associated with litigation and regulatory proceedings; and
●	Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may weaken our competitive advantage.

Risks related to our sustainability

●	The effectiveness of our strategy to respond to climate change, including compliance with evolving regulatory requirements, our adoption of policies and implementation of plans to reduce GHG emissions as well as other pollutants while adequately disclosing related risks, strategies and impacts, is subject to uncertainties and related regulatory and public scrutiny. This scrutiny could result in negative sentiments and environmental claims adversely impacting our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our licence to operate and impede our access to capital and financing; and
●	The assumptions we have used to test our resilience to climate change may be incorrect, and we may not be able to accurately ascertain our vulnerability to climate change.

Risks related to health, including pandemics

●	Our global operations expose us to pandemics which may adversely affect our workforce, our access to external labour and impact business continuity, operating results, cash flows and financial position.

Risks related to information management

●	We may face the risk of data breaches or attempts to disrupt critical information and operational technology services, which may adversely impact our operations and business continuity.

Risks related to our people

●	We may be unable to attract and retain some critical talent to support current and future business requirements;

Risks related to our American Depositary Receipts (ADR or ADRs)

●	The exercise of voting rights by holders of ADRs is limited in some circumstances;
●	Holders of Sasol’s ordinary shares or ADSs may be subject to dilution as a result of any non-pre-emptive share issuance, and shareholders outside South Africa or ADS-holders may not be able to participate in future offerings of securities (including Sasol’s ordinary shares) carried out by or on behalf of Sasol;
●	Sales of a large amount of Sasol’s ordinary shares and ADSs could adversely affect the prevailing market price of the securities; and
●	US securities laws do not require Sasol to disclose as much information to investors as a US issuer is required to disclose, and investors may receive less information about the Company than they might otherwise receive from a comparable US company.

Risks related to our business

Cyclicality and variability in petrochemical and refined product margins, supply and demand may adversely affect our business, operating results, cash flows and financial position

Sasol’s chemicals portfolio includes several products that are exposed to cyclicality in margins and demand. Margins for polymers, solvents, surfactants and fertilisers trend in a cyclical manner that usually, but not always, coincides with the normal business cycles of regional and global economies.

Cyclicality combined with difficulty in forecasting the timing of business cycles, and prices for refined and chemical products, especially during periods of volatile market conditions, may have a material adverse effect on our business, operating results, cash flows and financial position.

Loss of business competitiveness remains a risk, driven by, inter alia, uncompetitive product cost, insufficient volumes impacting the competitiveness of our cost structure (for any or all of our products) and ability to meet demand, sub-optimal inventory levels, supply chain disruptions, critical feedstock availability, inadequate innovation, a breakdown in key customer relationships, loss of customers and ability to place product in the market. This includes the risk of increased competition in the liquid fuels market in Southern Africa should new market entrants emerge.

Our coal, crude oil, and natural gas reserve estimates may be materially different from the quantities and qualities that we eventually recover or ultimately make use of

Our reported coal, crude oil, and natural gas reserves are estimated quantities and qualities based on applicable reporting regulations that, under present conditions, have the potential to be economically mined processed, produced, delivered to market and sold.

There are numerous uncertainties inherent in estimating quantities and qualities of reserves and in projecting future rates of production, including factors that are beyond our control, and therefore estimated quantities and qualities of reserves are uncertain. The accuracy of any reserve estimate is a function of the quality of available data at the specific time collected (which if changed, may require us to lower the estimated mineral reserves and mineral resources), engineering and geological interpretation, costs to develop and produce and market prices for related products.

Reserve estimates are adjusted to reflect improved recovery and extensions and are revised from time to time based on improved data acquired from actual production experience and other factors. In addition, regulatory changes and market prices may result in a revision to estimated reserves. Revised estimates may have a material adverse effect on our business, operating results, cash flows and financial performance. For example, if quantities and qualities eventually recovered or if recovery rates are materially different from estimates, then this could result in us having insufficient quantities to meet demand or supply obligations for such production. See “Item 4.D—Property, plants and equipment”.

We may be unable to access, discover, appraise and develop gas resources at a rate and price that is adequate to sustain our business and/or enable growth

Our natural gas resources in Mozambique are of particular importance as feedstock for our plants in South Africa, as well as for sales of gas into the markets in Mozambique and South Africa. We continue to develop a portfolio of gas options in Mozambique which includes gas field development of the current Petroleum Production Agreement (PPA) and PSA assets and pursuing exploration opportunities, as well as considering options for future supply of liquified natural gas. However, we cannot be sure that we will be able to successfully develop the full portfolio of gas options. Capital availability as well as economic viability play a key role in determining which projects are implemented. Cost of gas increases when there is low volume recovery requiring significant capital investments. The cost of these additional tranches of gas has the potential to be uneconomical to buyers of gas.

Natural gas from the PPA, which has been in operation since 2004, has started to decline. There are no guarantees that the production plateau will persist given the inherently uncertain nature of upstream production in accurately forecasting gas recovery, especially at this stage of the asset life. In addition to PPA investments, any investment made in the PSA has significant subsurface volume uncertainty given that it is a new development, and additional data is required to improve forecasting. Gas to the domestic market in Mozambique will be prioritised in accordance with existing commitments, and thereafter production will be allocated according to the gas volumes contracted for export to South Africa.

Competition for suitable opportunities, increasing technical difficulty, stringent regulatory and environmental standards, large capital requirements, lack of strategic enabling infrastructure and existing capital commitments may negatively affect our ability to access, appraise and develop new gas resources in a timely manner, which could adversely impact our ability to support and sustain our current business operations while we pursue our growth ambitions. Our future growth could also be impacted by these factors, potentially leading to a material adverse effect on our business, operating results, cash flows and financial position.

We may not be able to exploit technological advances quickly and successfully enough, or competitors may develop superior technologies

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

It is possible that new technologies or novel processes may emerge and that existing technologies may be further developed in the fields in which we operate. Unexpected advances in employed technologies or the development of novel processes can affect our operations and product ranges and could render the technologies we utilise or the products we produce obsolete or less competitive in the future. Difficulties in accessing new technologies may limit our ability to implement them and competitive and environmental pressures may force us to implement these new technologies at a substantial cost.

In addition to the potential technological challenges, expansion projects are often integrated across our value chain. Delays with the development of an integrated project may have an impact on more than one business segment and could result in a material adverse effect on our business, operating results, cash flows and financial position.

Over time, we anticipate using alternative feedstocks for sustainable products, however, this will depend on the affordability of production technologies, the scale of renewable energy roll-out, and our ability to procure the necessary technology cost effectively. Our effort to transition may be unsuccessful and the process may lead to increased operational and capital costs and negatively impact other growth strategies. For more information, see “—Risks related to our sustainability – The effectiveness of our strategy to respond to climate change, including compliance with evolving regulatory requirements, our adoption of policies and plans to reduce GHG emissions as well as other pollutants while adequately disclosing related risks, strategies and impacts, is subject to uncertainties and related regulatory and public scrutiny. This scrutiny could result in negative sentiments and environmental claims adversely impacting our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our licence to operate and impede our access to capital and financing - Transitional risk, access to low-carbon opportunities.”

Our insurance may not sufficiently cover damage or other potential losses, thereby impacting our business and financial position

It is Sasol’s policy to ensure the appointment of an effective service provider and procure appropriate insurance cover for property damage and business interruption for our production facilities. We aim to obtain insurance policies to cover above acceptable deductible levels at acceptable commercial premiums. However, cover for all loss scenarios may not be available at acceptable terms or commercial rates, and we cannot give any assurance that the insurance procured for any particular year will sufficiently cover all potential risks or that the insurers will have the financial ability to pay all claims that may arise. In addition, loss and liability in relation to cybersecurity may not be sufficiently covered by our insurance.

The costs we may incur as a result of the above or related factors could have a material adverse effect on our business, operating results, cash flows and financial performance.

Risks related to financial matters

We may not be able to repay, extend or refinance our debt in a timely manner or at all, which would have a material adverse effect on our credit rating, financial position and ability to continue as a going concern

A number of short- to medium-term factors can adversely affect our access to capital and ability to repay, extend or refinance our existing debt or access future financing on commercially reasonable terms (if at all), which in turn can materially affect our business results, liquidity and financial position. These factors include:

●	the risk of a prolonged surge in global inflation and interest rates;
●	poor financial and operational performance, including a reduction in operating cash flow, changes to our net debt to EBITDA ratio as applied to our covenant calculations;
●	a low share price and consequent low market capitalisation, which may result in a high multiple of debt to market value of equity which negatively impacts market confidence;
●	prolonged dislocation in the financial and capital markets;
●	insufficient cash flow available for debt service in the future reporting periods to support our existing debt on the balance sheet;
●	prolonged periods of low oil and chemical prices and product margins;
●	inherent business risks, including unplanned production outages, supply chain disruptions, and higher-than-anticipated capital requirements to sustain operations and projects;
●	climate change and environmental, social and governance (ESG) strategy concerns, which may restrict the availability of bank loans or limit our access to the local and global debt capital markets;
●	obligations under guarantees may limit the ability to obtain debt or result in being called upon to satisfy the guarantee in the event of a default by an obligor;
●	changes in financial market regulation; and
●	adverse global events including the impact of pandemics, tariffs and geopolitical conflicts.

In addition, our principal credit facilities contain restrictive covenants (including financial covenants). These restrictive covenants limit, among other things, our ability to encumber our assets, incur incremental debt and dispose of assets in certain circumstances. In addition, the financial covenants include a requirement to not exceed a maximum net debt-to- EBITDA ratio, as applied to our covenant calculations and as defined in the credit facility agreements. These restrictive covenants could limit our operating and financial flexibility, and failure to comply with any covenant may enable lenders to accelerate our repayment obligations.

Our operating cash flows and credit facilities may also be insufficient to meet our capital requirements and related incremental working capital plans, depending on the timing and cost of development of our existing and future projects and our overall operating performance. As a result, additional capital may be needed to meet the funding requirements of these projects and to maintain ongoing business activities. Should available capital not be allocated firstly to refinancing and extending existing debt maturities (to the extent they are not covered by cash flows), the funding deficit would impact our ability to continue as a going concern.

Further, we have incurred US dollar-denominated debt to fund certain US dollar-operated assets. To the extent the cash flows from these assets are insufficient to fulfil our debt obligations, rand cash flows and/or cash balances from the Company of the debt may need to be utilised. US dollars may not readily be available to us when required, and we may not be able to fund such repayments.

Under South African exchange control regulations, we must obtain approval from the Financial Surveillance Department (FSD) of the SARB ahead of proceeding with any capital raising activity involving a currency other than the rand. In granting its approval, the FSD may impose conditions on our use of the proceeds of the capital raising activity outside of South Africa, including limits on our ability to retain the proceeds of such activity, or require further approval by the FSD prior to applying any of these proceeds to any specific use. Any limitations imposed by the FSD on our use of the proceeds of a capital raising activity could adversely affect our flexibility in financing our investments or our financial needs. For more information regarding exchange controls in South Africa, see “Item 10.D—Exchange controls”.

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

There are factors that may negatively impact the achievement of our set targets. These include, among others, negative macroeconomic developments or deterioration of market conditions, as well as the impact of operational instability and failure to manage costs appropriately across our operating sites. Any cash flow improvements achieved may therefore differ significantly from the amounts currently being targeted. The actual improvements may only be targeted in countering inflation and macroeconomic developments and may not result in expected improvements. If the anticipated benefits cannot be realised from these efforts, our business, operating results, financial position, cash flows and ability to execute our growth strategy could be adversely affected.

We may not achieve our business plans to deliver sufficient positive cash flow available for debt service, given the magnitude of debt

There are factors that may negatively impact the achievement to deliver on the required cash flow for debt servicing. These include negative macroeconomic developments or deterioration of market conditions as well as the impact of operational instability and our failure to manage costs appropriately across our operating sites. The actual cash flow improvement achieved may therefore differ significantly from the current targeted amounts. If the anticipated benefits cannot be realised from these efforts, our business, operating results, financial position, cash flows and ability to execute our growth strategy could be adversely affected.

Fluctuations in coal, crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial position

Market prices are subject to fluctuations due to general economic conditions, production capacity, industry inventory levels and technology advancements

We depend on coal, crude oil, natural gas, ethane, chemicals and petroleum products, among others, as feedstock and process materials. The market prices of these products fluctuate, and it remains inherently challenging to forecast such fluctuations in prices and margins as they are subject to local and international supply and demand fundamentals and other factors, such as macroenvironment volatilities, over which we have no control. Currency fluctuations and commodity prices can have a joint impact on our financial performance and could adversely affect our business, operating results, cash flows and financial position, including the delay or cancellation of projects.

In addition, a substantial proportion of our turnover is derived from sales of natural gas, chemical and petroleum products, the prices of which have fluctuated significantly in recent years. These prices are affected primarily by feedstock costs and other global factors including changes in global product inventory, production capacity and availability of substitute products. Crude oil prices may be significantly influenced by macroeconomic conditions, global supply conditions, industry inventory levels, technology advancements, weather-related damage and disruptions, alternative fuel prices and geopolitical risks, including warfare. See “Item 5.A—Operating results” for the impact of the crude oil prices on the results of our operations.

It is inherently difficult to forecast fluctuations in prices for coal, crude oil, natural gas, ethane, chemicals and petroleum products. This risk has been and will continue to be exacerbated by policy changes (such as price caps on gas, tariffs, the promotion of electric vehicle sales or the phasing-out of future sales of new diesel or petrol internal combustion engine vehicles) and the disruption caused by the Russia-Ukraine war as well as conflicts and the related instability in the Middle East, and the consequent inflationary pressures from feedstock costs, changing regulatory environments, impacts on supply chains and uncertainties around changes in monetary and trade policies in high inflationary environments. The macro-environment remains volatile, with key indicators (such as exchange rate, oil, feedstock cost and inflation) changing frequently and significantly.

As we are unable to control the price at which these products are purchased or sold, fluctuations in prices, or inability to obtain or sell these products, may have a material adverse effect on our business, operating results, cash flows and financial position.

South African regulations and margin erosion

The South African government controls and/or regulates certain fuel prices and our margins may be impacted as a result of changes to the regulations and formulae used to calculate such prices.

South African liquid fuel prices are determined on an import parity principle using the basic fuel price (BFP) mechanism. Elements in the BFP formula are updated or adjusted from time to time at the discretion of the Department of Mineral and Petroleum Resources (DMPR), which may affect margins.

Further, through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices.

Piped gas prices are regulated through the approval of maximum gas prices (MGP) by the National Energy Regulator of South Africa (NERSA). NERSA uses its MGP Methodology adopted from time to time as the guideline for assessing and deciding on maximum gas price applications by licensed traders. In January 2023, NERSA adopted a revised MGP Methodology which is subject to periodic review by NERSA and the adoption and implementation by NERSA of any revised methodology in relation to future gas price applications by Sasol Gas (Pty) Ltd (Sasol Gas) could have an adverse effect on our business, operating results, cash flows and financial position. In addition, the ultimate outcome of the ongoing litigation in the review application of the 2021 NERSA Maximum Gas Price decision (described under “Item 4.B—Business overview—Legal proceedings and other contingencies”) may also lead to such an adverse effect.

Long-term fluctuations in US dollar prices for oil

While we use derivative financial instruments and engage in hedging activities from time to time to mitigate against downside risk, these do not protect against all differences in pricing trends among crude oil, chemicals and petroleum products and, as such, our exposure could result in reduced revenues and may have an adverse effect on our business, operating results, cash flows and financial performance. See “Item 11—Quantitative and Qualitative Disclosures About Market Risk”.

Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial position

The South African rand is the principal functional currency of our operations, and we report our financial results in rand. However, a significant portion of our turnover is impacted by the US dollar and the pricing of most petroleum and chemical products is based on global commodity and benchmark prices, which are quoted in US dollars. Further, most of the components of the BFP are US dollar-denominated and later converted to rand, which impacts the price at which we sell fuel in South Africa. In addition, a significant part of our borrowings is US dollar-denominated, as these relate to investments outside South Africa or constitute materials, engineering and construction costs imported into South Africa. Fluctuations in the rand/US dollar (ZAR/US$) exchange rate impact our financial leverage, profitability and estimated capital expenditure.

We also generate turnover and incur operating costs in US dollars, euros and other currencies.

As a result, fluctuations in exchange rates between the rand and the US dollar, and/or between the rand and the euro, among others, may have a material effect on our business, operating results, cash flows and financial position.

Furthermore, the rand exchange rate is affected by various international and domestic economic and political factors. The strengthening of the rand would have an adverse effect on our operating results, cash flows and financial position; essentially a stronger rand translates into less rand-based revenue received from products with rand sales at prices derived from dollar price reference points. However, given the significance of our foreign currency-denominated long-

term debt, a weaker rand against the US dollar would have a negative impact on our gearing and result in a larger ZAR amount when the USD debt is translated into ZAR. See “Item 5.A—Operating results” for further information regarding the effect of exchange rate fluctuations on results of our operations.

Although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of its underlying value, due to the effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see “Item 10.D—Exchange controls”.

In addition, fluctuations in the exchange rates of the rand against the US dollar, euro and other currencies may impact the comparability of our financial statements between periods due to the effects of translating the functional currencies of our foreign subsidiaries into rand at different exchange rates.

Certain factors may result in the recognition of asset impairment charge, which could negatively impact our financial position

An impairment risk may continue to materialise as a result of one or more uncertainties when preparing the financial statements, such as but not limited to:

●	Macroeconomic and commodity price assumptions: Sasol’s operating results are heavily dependent on commodity prices, such as those for crude oil, natural gas, coal, ethylene and ethane. A significant decline in these prices, as well as adverse exchange rate developments, inflation, a decline in chemical prices and petroleum product prices and above-inflation-related price increases in electricity could result in a reduction in the value of Sasol’s assets and operations;
●	Currency fluctuations: We operate in several countries, and our financial results are impacted by exchange rates. A significant change in exchange rates could lead to an impairment of assets denominated in foreign currencies;
●	Environmental and carbon market regulations and instruments: Sasol’s operations are subject to environmental and carbon market regulations in the countries where it operates. Changes in these regulations and a failure to comply with them could lead to fines or other penalties that could negatively impact our licence to operate and impact Sasol’s financial results. Carbon market regulations and instruments including the carbon tax rate, tax-free allowances and emissions exceeding the carbon budget requirements could also result in an impairment of our assets;
●	Technological advances: Sasol’s operations rely on complex technologies, and advances in technology could render its assets obsolete. This could result in a reduction in the value of its assets and operations;
●	Economic conditions: Our financial results are impacted by economic conditions in the countries where we operate. A significant economic downturn could result in a reduction in demand for our products, which could impact our financial results;
●	Business strategy: Sasol’s business strategy is subject to risks and uncertainties, and changes in the business environment could impact the success of its strategy. If the Company’s strategy is not successful, it could result in an impairment of its assets;
●	Political and social factors: Sasol operates in countries where political and social factors could impact its operations. Political instability, civil unrest, or changes in government policies could lead to a reduction in the value of Sasol’s assets and operations;
●	Operational factors: reduction in the productivity of our coal mining operations resulting in additional external coal purchases, the availability of coal reserves, coal quality and cost of mining activities are among the factors that could impact our financial results. Sasol’s production volumes are also impacted by coal quality and operational stability, as well as the availability of natural gas reserves, cost of producing or sourcing of natural gas or liquified natural gas and fluctuations in regulated gas selling prices, all of which could lead to an impairment of our assets. Increasing operational costs and costs of sustenance capital, including capital and operational costs required to achieve our environmental target, may impact our financial results and lead to a failure to meet our strategic ambitions;
●	Changes in cost of debt, risk-free rates, equity risk premium, betas, country risk premiums and capital structure, which may lead to changes in our weighted average cost of capital; and
●	A sustained decline in Sasol’s market capitalisation below the carrying value of its net assets may be considered an external indicator of impairment and could trigger impairment testing under applicable IFRS accounting standards.

If any of these uncertainties occur, either alone or in combination, management could be required to recognise an impairment, which could have a material adverse effect on our results of operations, and financial position and harm our reputation.

Risks related to economic, political or social factors

Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit

Fiscal and monetary policies

Macroeconomic factors, such as inflation and interest rates, could affect our ability to contain costs and obtain cost-effective debt financing. Global financial conditions, geopolitical tensions, commodity price trends, emerging market sentiment swings and domestic socio-political and policy developments, could contribute to significant currency volatility.

Global economic conditions remain uncertain. Macroeconomic, trade (such as imposition and effects of tariffs internationally), socio-political uncertainties and other potential disruptions to international credit markets and financial systems could cause a loss of investor confidence and any economic recovery may remain limited. Moreover, any eventual recovery may prove slower than anticipated or not materialise, leading to a period of recession.

Political and social uncertainty

We have invested in or are in the process of investing in and/or divesting from, significant operations in Southern African, European, North American, Asian and Middle Eastern countries that are experiencing or have experienced political, social and economic uncertainty, in some cases having experienced recent instances of political and social unrest. For example, South Africa faces ongoing challenges to develop the country’s growth potential, reduce inequality, strengthen its public finances, combat corruption and address weaknesses at state-owned enterprises, particularly the national power utility, Eskom Holdings SOC Limited (Eskom) and Transnet SOC Limited (Transnet, the state-owned rail, port, terminal and pipeline company), and other institutions. These factors remain a risk to South Africa’s business environment, sovereign credit rating outlook and future socio-economic stability.

In addition, economic and political instability in regions outside of the jurisdictions in which we operate and other geopolitical conflicts and/or instability, such as the Russia-Ukraine war and the geopolitical instability in the Middle East may result in unavoidable uncertainties that could negatively affect costs of business and cause volatility in exchange rates, commodity prices, inflation and interest rates including disruptions in supply chains. Such events impact worldwide political, regulatory, economic or market conditions, as well as cause instability in political institutions, regulatory agencies and financial markets, any of which have a material adverse effect on our business, operating results, cash flows and financial position.

Sasol operates in countries where political and social factors, such as political instability, civil unrest, or changes in government policies, could affect its operations. Specifically, Sasol’s mining operations in South Africa and Sasol’s gas operations in Mozambique are vulnerable to community disruptions, such as local community protests to obtain employment opportunities and procurement contracts. Following the 2024 election in Mozambique, instances of unrest and operational disruptions were experienced, such as community protests, temporary plant closures, damage to property, project delays, and employee safety concerns.

Further, government policies, laws and regulations countries where we operate, or plan to operate in may change in the future. Such changes may be triggered by changes in government/public representatives due to the outcomes of elections in various countries/regions where we operate. In the past, governments in those countries have pursued, and may in the future pursue, policies of resource nationalisation and market intervention, including through protectionism like import tariffs and subsidies. The impact of such changes on our ability to conduct operations or deliver on planned projects cannot be determined with any degree of certainty. Such changes may therefore have an adverse effect on our operations and financial results. These risks may also include changes to tax regimes that adversely impact our business, as well as increased difficulty in obtaining or renewing licences and permits required to operate or expand in certain jurisdictions.

Sasol Mining Pty Ltd (Sasol Mining) is obliged to comply with the 2018 Broad-Based Socio-economic Empowerment Charter for the Mining and Metals Industry (the Mining Charter) requiring Sasol Mining to empower local communities and local businesses with at least 51% Black-owned, 100% Black women-owned and designated groups companies. The target of procurement spend is increased from time to time in accordance with the Mining Charter. Failure to comply with the Mining Charter provisions might result in an adverse effect on Sasol Mining’s rights and licences.

Transformation and local content

We are required to interpret and understand the local content requirements for certain countries in which we operate. For example, in Mozambique we are required to interpret and comply with certain local content requirements to be able to enhance our social licence to operate in the domestic oil and gas industry. As a result, not understanding or complying with these local content requirements exposes Sasol to potential negative regulatory, financial and reputational risks, which may in turn cause a degradation of community relations and loss of competitiveness.

Further, we may not be able to ensure compliance with transformation requirements or with newly imposed regulations. For example, value creation, if any, to the majority of the Sasol Khanyisa (Sasol Khanyisa) shareholders at the conclusion of the Sasol Khanyisa Transaction (as defined below) is exposed to the inherent business risks of Sasol South Africa Limited (SSA) during the 10-year empowerment period of the Sasol Khanyisa transaction. The value created is determined with reference to the extent the fair value of SSA and any dividends declared by SSA exceed any outstanding vendor financing related to the Sasol Khanyisa shareholding transaction at the end of the transaction period. Any adverse impact on dividend distributions to the Sasol Khanyisa shareholders or on the valuation of the SSA business on conclusion of the transaction will reduce the ultimate value created, which could negatively impact Sasol’s ability to meet B-BBEE targets. See “Item 4.B— Business Overview— Empowerment of historically disadvantaged South Africans”.

ESG practices, especially regarding diversity, equity, inclusion, and belonging (DEIB), have been increasingly subject to political controversy in the United States most recently as a result of the executive orders signed by the U.S. administration on 20 January 2025, and 21 January 2025 respectively, aimed at limiting DEIB initiatives in the workplace. Sasol’s policies and practices regarding DEIB and other ESG-related matters, including previously established goals and initiatives, or disclosures that may be required by non-U.S. laws, may expose the Company to legal, reputational and other risks, including anti-ESG and anti-DEIB-related orders, investigations, legislation, litigation, media coverage and scrutiny, boycotts and negative publicity from investors and other stakeholders.

In addition, the JSE Listings Requirements mandate that listed companies have a broad diversity policy focused on the promotion of various diversity attributes including gender diversity and report on gender representation to their stakeholders. Similarly, the Mineral and Petroleum Resource Development Act 28 of 2002 (MPRDA) through the Mining Charter requires that at least 20% of the members of the board of directors for mining companies are to be women. There can be no assurance that Sasol will be able to recruit, attract and/or retain qualified members of its board of directors and satisfy gender and diversity requirements under the JSE Listing Requirements, the MPRDA or any other law that may become applicable to the Company, which may expose Sasol to financial penalties and adversely affect its reputation.

Sasol cannot predict what regulatory or other changes may occur in the future and may not be able to meet the conflicting expectations of some or all of its investors, customers, vendors, employees and other third parties (including governmental entities and officials and non-governmental organisations) regarding various aspects of its business, including with respect to DEIB and other ESG matters.

Disruptive industrial action

While the Sasol employee relations landscape is relatively stable, the South African and Mozambican labour markets are typically volatile and can be characterised by major industrial action in key sectors of the economy, especially during the seasons of wage negotiations. The current socio-economic climate, fragile political landscapes, cost-of-living pressures and high unemployment rates increase this risk.

Jurisdictional and Sovereign Risk Factors

Country-specific risks that are applicable to the jurisdictions in which we operate, and which may have a material adverse effect on our business, include:

●	expropriation of assets;
●	non-performance by state-owned enterprises in South Africa such as Eskom and Transnet. See “—Risks related to the safety and reliability of our operations—Constraints in the supply of water and electricity utility cost increases in excess of inflation as well as poor infrastructure may impact our operations”;
●	lack of capacity (financial or otherwise) to deal with emergency response situations; and
●	terrorism threats.

Our global asset base and market footprint expose us to negative impacts of tariffs and/or trade barriers that may inhibit our ability to place products across regions.

Our global asset base and diversified market footprint expose us to adverse impacts from tariffs, trade restrictions, and protectionist policies. These barriers can limit our ability to efficiently place products across key regions, disrupt established supply chains, increase input costs, and reduce market access particularly in jurisdictions where Sasol operates manufacturing hubs or exports specialty chemicals and energy products.

In the United States, the new administration is imposing and increasing tariffs on imports into the country and may impose additional tariffs or further increase existing tariffs on imports. Other countries are also responding by imposing or increasing tariffs and may introduce further restrictions on imports. Any or all of these measures or restrictions may impact our ability to service our customer base in a cost-effective manner.

Changes in trade policy might also provoke retaliatory measures from affected countries, which could limit our ability to conduct business in those markets or decrease the number of foreign customers purchasing our products. Consequently, we may face higher costs for components used in our products, increased manufacturing expenses, currency exchange rate volatility, and elevated prices for our products in foreign markets. Additionally, protectionist policies and regulations could encourage our customers to shift their operations or supply chains to their own countries or others, or require their contractors, subcontractors, and agents to do the same, potentially undermining our current levels of productivity and manufacturing efficiency, manufacturing expenses, and currency exchange challenges.

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

In addition, in the event we choose to raise debt capital to finance acquisitions, our leverage will increase. Should we choose to use equity as consideration for an acquisition, our existing shareholders may suffer dilution. Alternatively, we may choose to finance any future acquisitions through our existing resources, which could decrease our ability to fund future capital expenditure, expand our business and pay dividends.

Our projects and capital investments may be subject to schedule delays and cost overruns, and we may face material changes in market conditions or other business assumptions, which could render our projects unviable or less profitable than anticipated

Our capital projects were and are subject to the risk of delays and cost overruns inherent to any project, including as a result of:

●	shortages or unforeseen increases in the cost of equipment, labour and raw materials whether as a result of inflation, global supply chain disruptions, geopolitical tensions or otherwise;
●	unforeseen design and engineering problems, contributing to or causing late additions and/or increases to scope;
●	unforeseen construction problems and/or fraudulent activities and criminal syndicates;
●	unforeseen failure of mechanical parts or equipment;
●	unforeseen technical challenges on start-up causing delays in beneficial operations being achieved;
●	inadequate phasing of activities;
●	unforeseen safety issues;
●	labour disputes;
●	inability to recruit or retain labour with the required expertise to execute the project/capital investment;
●	lack of community support;
●	inadequate workforce planning or productivity of workforce;
●	inadequate change-management practices which are aligned with our business needs;
●	natural disasters and adverse weather conditions, including excessive winds, higher-than-expected rainfall patterns, tornadoes, cyclones and hurricanes or a pandemic;
●	failure, or delay, to source equipment or materials by third-party suppliers and/or service providers;
●	significant variations in the assumptions we make in assessing the viability of our projects, including those relating to budget development, capital and operating costs, commodity prices and the prices for our products, exchange rates, import tariffs, interest rates, discount rates (due to changes in country risk premiums) and the demand for our products; and
●	delays in regulatory approvals and changes in compliance obligations, changes to regulations including changes to environmental regulations, construction and operating licences, price and tariff determination methodologies and/or identification of changes to project scope necessary to ensure safety, process safety, and environmental compliance.

For example, the development of projects such as the field development plan amendment of the PSA in Mozambique (which allows for flexible production from different reservoirs) involves capital-intensive processes carried out over long periods of time. Any cost overruns, schedule delays, reservoir performance issues, process safety incidents or adverse changes in assumptions affecting the viability of the project could have a material adverse effect on our business, operating results, cash flows, financial position and prospects.

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

The concentration of service providers supplying the oil and gas industry and the immaturity of the supplier market in Mozambique may adversely affect our business or our operations

The service provider market supplying the oil and gas industry in Mozambique is not mature and we rely heavily on international contractors to support our projects. In most instances, costs are increased on the basis that local contractors are required to be appointed over international contractors to comply with local content requirements, who then subcontract to the international contractors. With the global oil and gas market booming due to increased activity, global supply chain constraints and increased supply and demand for services has resulted in price increases. We rely on local service providers to fulfil their contracts at acceptable rates and should one or more of these contracts be terminated as a result of increased rates, particularly for our well delivery operations, we may be unable to speedily replace these services on terms that are acceptable to us, increasing our costs, disrupting our operations and materially affecting our financial position.

Further, although our procurement policy requires service providers to acknowledge and ensure adherence to our corporate values and ethical standards, there is a risk that instances of unethical conduct may occur, and such instances could impact our reputation. If we identify that a service provider fails to meet these standards, such service provider may be required to be replaced, which in turn could cause additional strain on the supply chain (thereby increasing costs and delivery times), particularly if any of our largest service providers were to be implicated.

Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial position

The development of projects may require investments in associates and joint arrangements some of which are aimed at facilitating entry into countries and/or sharing risk with third parties. As a result, we have invested in a number of associates and joint arrangements, and we continue to consider such opportunities where appropriate.

Although the risks are shared, the objectives of our associates and joint arrangement partners, their ability to meet their financial and/or contractual obligations, compliance with legal requirements,

compliance to safety, health and environmental requirements and standards, behaviour and ethical standards may result in disputes, litigation, sanctions and/or suspension of licences which in turn may have a material adverse effect on our business, operating results, reputation, cash flows and financial condition, and may constrain the achievement of our growth objectives.

It is noted that the parent company of Prax SA has recently entered into administration and has been placed under liquidation in the UK. Prax SA is Sasol’s joint venture partner in the Natref refinery. This development introduces uncertainty regarding Prax SA’s ability to meet its financial and governance obligations within the joint arrangement, which may impact decision-making and strategic alignment at Natref.

We may not pay dividends or make similar payments to shareholders in the future due to various factors

As further described under “Item 8––Financial Information”, the Company’s dividend policy takes into consideration various factors, including overall market and economic conditions, Sasol’s financial position, and capital investment plans.

Whether funds are available for distribution to shareholders depends on a variety of factors, including the quantum of leverage, the amount of cash available, our capital expenditure and other liquidity requirements existing at the time. Given these factors and our board of directors’ discretion to declare cash dividends or other similar payments, dividends may not be paid.

Risks related to the safety and reliability of our operations

Constraints in the supply of water and electricity, utility cost increases in excess on inflation as well as poor infrastructure may impact our operations

Our operations are located in multiple regions across the world and are reliant upon the stable supply of electricity, availability of water and access to transportation routes in order to optimally run our operations and/or move our products. The infrastructure in South Africa, such as rail, electricity (both the generation and transmission of electricity) and inland water supply systems need to be maintained, upgraded and expanded, and in certain instances, such improvements may need to be funded at our own cost. In addition, we have operations in locations that may be subject to substantial electricity cost increases, including but not limited to our operations in Europe. These increases may be driven by, among other factors, geopolitical events, regulatory actions and/or ESG considerations. Any lack of access to reliable electricity supply, limited access to water, above-inflation utility cost increases, infrastructure challenges, or failure to identify and obtain the resources required to establish the infrastructure necessary for the development of our projects could have a material adverse effect on our business, operating results, cash flows, financial position and future growth.

A reliable supply of electricity is important to run our plants optimally. While we have the capacity to generate half of our own electricity requirements at our South African operations, we remain dependent on external electricity supply from Eskom. Severe weather conditions can disrupt the supply of coal to Eskom’s power stations and result in disruptions to its electricity production and supply.

South Africa’s electricity supply improved during calendar year 2024, with a reduction in load curtailments during the first quarter and no-load curtailments in the second quarter due to a reduction in unplanned outages of the Eskom fleet and a reduced demand due to the private sector and households moving to solar energy generation. In 2025, Eskom’s cost of generating electricity per unit has increased above the national inflation rate. As a result, Eskom has imposed additional tariff increases which in turn have affected our cash flows. Eskom continues to request above-inflation tariff increases and punitive measures for solar users. We may again in the future be subject to intermittent load curtailments.

The availability of water is becoming increasingly constrained as demand increases in the catchment areas within which we operate, specifically in South Africa, exacerbated by the effects of climate change. A significant part of our operations requires the use of large volumes of water. South Africa is generally an arid country with a highly variable climate, and prolonged periods of drought, sudden floods, significant changes to current water laws or our related permits/authorisations could increase the cost, management or availability of our water use and supplies or otherwise impact our operations. Water use by our operations varies widely depending largely on feedstock and technology applied. Water to our South African operations is supplied from the Integrated Vaal River System (IVRS), which makes up about 81% of Sasol’s total water demand. While the water supply to these operations remains secure, expectations are that this situation may worsen. This may lead to issues of the imposition of restrictions on its use, specifically during periods of drought. Seasonal changes and ineffective management of water quality objectives when considering impacts of industry and other water users can result in a deterioration in the quality of water supplied from the IVRS. This in turn can lead to feed water that is periodically of poor quality, resulting in increased treatment costs and higher water use. Although various technological advances may improve the water efficiency of our processes, these are capital intensive. We may also experience limited water availability due to periodic drought events. Deterioration in water quality and other infrastructure challenges related to our South African operations could have a material adverse effect on our business, operating results, cash flows, financial position and future growth.

Lack of infrastructure reliability and availability could equally impact our operations. The transportation of inbound materials to our plants and of products to our customers is reliant on the region’s available workforce and infrastructure. Numerous factors like natural disasters, labour strikes, political unrest, compromised infrastructure, criminal activity, pandemics or extreme weather events may impact transportation modes which could have a material adverse effect on our business, operating results, cash flows, financial position and future growth. For further information on operational interruptions impacting our business or value chains, which may have a material adverse effect on volumes produced and costs, see “—Risks related to the safety and reliability of our operations—We may face potential costs as well as harm to our reputation in connection with incidents causing property damage, personal injury or environmental contamination and industry and value chain-related operational interruptions”.

Moreover, unplanned rail and port outages in South Africa could cause a negative impact on our sales volumes, cost and profitability while exposing the Company to the risk of increased road transport accidents. While we rely on some of our own infrastructure and have other options available at our South African operations, we remain dependent on Transnet (for example, for exports from South Africa). Transnet often operates with delays and cancellations, impacting our ability to export our chemicals products timeously and thus resulting in financial losses and reputational damage.

We may face potential costs as well as harm to our reputation in connection with incidents causing property damage, personal injury or environmental contamination, and industry and value chain-related operational interruptions

Operational interruptions impacting our business or value chains may have a material adverse effect on volumes produced and costs. This impact could be caused by the failure of critical assets, extreme weather events or natural disasters, lack of required feedstock volumes and quality (specifically coal, natural gas, crude oil, petroleum, ethane and ethylene), supply chain disruptions (inbound and outbound, including critical input or process materials and reliance on third party infrastructure), utility interruption (including electricity, water, oxygen, steam, hydrogen, nitrogen, and reliance on third party suppliers and infrastructure), cleaning costs in relation to contamination or a breach of our social licence to operate (including non-compliance with regulatory requirements, licences or permits).

We operate coal mines, explore for and produce gas and operate a number of plants and facilities for the manufacture, storage, processing and transportation of crude oil, chemicals and gas, related raw materials, products and waste materials. These facilities and their respective operations are subject to various risks, such as fires, explosions, loss of containment of hazardous substances, and soil and water contamination, among others. For example, on 4 January 2025, a fire occurred at the Crude Distillation Unit in the Natref crude oil refinery. While no personnel sustained any injuries, fire damage was sustained to instrumentation, electrical cabling, and piping in the immediate vicinity of the leak. This resulted in the Natref refinery not being operational for two months.

Due to the nature of our operations, we are subject to the risk of experiencing, and in the past have experienced, industry-related incidents. Further, if we fail to provide safe working environments for our employees and the public while at our facilities, and surrounding communities, premises or adequate product transportation, it could lead to injuries, loss of life and work stoppages, halting production. Such incidents may lead to inspections conducted by relevant authorities, with the associated potential consequences of enforcement action, including directions to temporarily cease and desist operations and/or the imposition of fines and penalties, and potentially could lead to the denial of our licence to operate. For example, in South Africa, section 54 of the Mine Health and Safety Act, 29 of 1996 (the Mine Health and Safety Act) allows an inspector, who has reason to believe that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, to give any instruction necessary to protect the health and safety of such person. Most often these instructions will result in the operations of the whole or a part of a mine being stopped, resulting in significant production losses as well as reputational harm.

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

Our facilities may also be subject to deliberate disruptions

Deliberate disruptions, such as acts of terror, may result in damage to our facilities and may require the shutdown of the affected facilities, thereby disrupting production and increasing production costs and may in turn disrupt the mining, gas, chemicals and oil businesses which make up a significant portion of our total income. Furthermore, acts of terror at our operations may cause environmental contamination, personal injuries, health impairment or fatalities which expose Sasol to extensive environmental remediation costs, civil litigation, the imposition of fines and penalties and the need to obtain or implement costly pollution-control technology.

Further, while we actively monitor the gas pipeline from Mozambique as well as the gas pipeline network in the parts of South Africa where our piped-gas business operates, there is no certainty that there will not be third-party encroachment (whether inadvertent or deliberate) along the gas pipeline, and such encroachment may cause significant interruptions to our operations and may cause physical harm to perpetrators.

Our operations in the Southern Africa region are further susceptible to business interruptions which could result from community protests and social unrest. These have from time to time resulted in violent incidents which remain challenging to manage.

The costs we may incur as a result of the forementioned or related factors could have a material adverse effect on our business, operating results, cash flows and financial position.

Risks related to legal, regulatory and governance matters

Our shareholders might lose confidence in our financial and other public reporting if we continue to identify material weaknesses, and fail to maintain an effective system of internal controls over financial reporting which in turn may adversely affect our share price

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting and for evaluating and reporting on the effectiveness of our system of internal controls. We identified material weaknesses in internal controls over financial reporting for the financial year ended 30 June 2025. These material weaknesses relate to the following:

●	lack of adequate resources and understanding of the application of internal controls over reporting (ICFR), resulting in ineffective design and implementation of internal controls across the South African and Eurasian businesses particularly as it pertains to the level of precision and evidence of review, including the completeness and accuracy of the information relied upon;
●	inadequate design and implementation of risk assessment processes relating to the methodology for the process for determining material entities for internal controls over financial reporting purposes;
●	inadequate design and execution of controls over revenue recognition processes and supporting systems at the South African operations;
●	insufficient precision in determining the completeness and accuracy of information used in Southern African impairment processes;
●	ineffective information technology (IT) general controls over user access and the management of changes to certain financial reporting systems for the South African operations; and
●	ineffective design and implementation of controls related to the implementation of a new ERP system at an Italian subsidiary that forms part of the Chemicals Eurasia segment.

We cannot be certain that our internal controls over financial reporting or disclosure controls and procedures will be effective or ensure that we will design, implement and maintain adequate controls over our financial processes and reporting in the future. If we continue to fail to implement newly required or improved controls, or to adapt our controls or difficulties encountered in their operation, this could prevent us from meeting our financial reporting obligations or result in a restatement of previously disclosed financial statements. These financial reporting obligations include filing our periodic reports with the SEC on a timely basis and maintaining compliance with applicable New York Stock Exchange (NYSE) listing requirements.

In addition, material weaknesses and any resulting restatements could require additional remedial measures, including additional personnel and system changes, which could be costly and time consuming and also could subject us to regulatory scrutiny and litigation that could have a material adverse effect on our business and our reputation.

Furthermore, if we are unable to maintain an effective system of internal controls over financial reporting or disclosure controls and procedures, investors may lose confidence in the reliability of our financial statements, and this may have an adverse impact on investors’ ability to make decisions about their investment.

Actual or alleged non-compliance with regulatory requirements could result in criminal or civil enforcement and associated sanctions and/or harm our reputation and negatively impact our licence to operate

Non-compliance with laws and regulatory requirements, particularly with anti-corruption and anti-

bribery laws, sanction laws, environmental laws, competition or anti-trust laws and data privacy laws have been identified as our top five regulatory risks.

Anti-corruption and anti-bribery laws

Ethical misconduct and non-compliance with applicable anti-corruption/anti-bribery laws by Sasol employees or business partners could result in criminal or civil sanctions and could have a material adverse impact on our reputation, operations and licence to operate.

We, like other international petrochemical companies, have a geographically diverse portfolio and conduct operations in some countries which have a perceived prevalence of corruption. Our operations must comply with applicable anti-bribery laws, such as the US Foreign Corrupt Practices Act, as well as similar anti-corruption and anti-bribery laws of South Africa and other applicable jurisdictions. Major investments in countries with high corruption exposure create an elevated risk when dealing with private companies, governments or government-controlled entities. We additionally face risks associated with the deployment of Sasol sales agents, consultants, customs clearance agencies and other intermediaries, since we could be held liable for any of their actions (including actions in violation of anti-corruption laws and regulations), even if these third parties act independently. While we have an anti-corruption and anti-bribery compliance and training programme in place (including a third-party due diligence process) we cannot provide assurance that there will be no violation, and any such violation could result in substantial criminal or civil sanctions and could damage our reputation.

Sanctions laws

Our international operations require compliance with applicable trade and economic sanctions, or other restrictions imposed by governments, such as the US and the UK, and organisations such as the United Nations, the European Union (EU) and its member countries. Non-compliance with applicable sanction laws by Sasol employees or business partners could result in criminal or civil sanctions. Although we closely monitor developments in these sanctions programmes, a violation of any of these sanctions regimes could lead to a loss of import or export privileges, penalties against or the prosecution of Sasol and our employees, which could have an adverse effect on our reputation, business, operating results, cash flows and financial position.

While we have a sanctions compliance programme and sanctions screening systems in place, there can be no assurance that we will comply in the future, particularly as the scope of certain laws may be unclear and subject to frequent amendments or differing interpretations.

Environmental laws and regulations

See “—Risks related to legal, regulatory and governance matters—Changes in environmental, health, safety and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial position”.

Competition laws/Anti-trust laws and Consumer Protection laws

Non-compliance with competition/anti-trust legislation and/or consumer protection laws could expose Sasol to administrative penalties, civil claims and damages, including punitive damages. Such penalties and damages could be significant and have an adverse impact on Sasol’s business, operating results, cash flow and financial position. In addition, Sasol’s reputation could be damaged by findings of such contraventions and individuals could be subject to fines and/or imprisonment in countries where competition/anti-trust/consumer protection law violations are a criminal offence.

While it is our policy to comply with all applicable laws and we have related training and compliance programmes in place for our employees and where applicable, business partners, we could inadvertently contravene competition/anti-trust laws and/or consumer protection laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages which may have a material adverse impact on our reputation, business, operating results, cash flows and financial position.

Labour and Employment laws

Various parts of Sasol’s operations globally have employees who are members of trade unions or works councils. In South Africa and Europe, the right to strike is constitutionally protected. Should trade unions and work councils exercise this right based on legitimate legal grounds, or should they do so under arbitrary considerations, it could negatively affect our production and general operations.

Data privacy laws and regulations

We operate in countries that have data protection laws and regulations. It is our policy to comply with all applicable laws, and we implement numerous training, awareness and data privacy compliance programmes. However, non-compliance with data protection laws could result in fines and/or civil claims and damages. Further, uncoordinated or divergent global legislative standards and regulatory frameworks for digitalisation, including the rise in artificial intelligence (AI), could heighten this risk, which could have a material adverse impact on our reputation and a consequential financial impact. See “—Risks related to information management— We may face the risk of data breaches or attempts to disrupt critical information and operational technology services, which may adversely impact our operations and business continuity.”

South African exchange control and other regulations

South African law provides for exchange control regulations which apply to transactions involving South African residents, including both natural persons and legal entities. These regulations may restrict the export of capital, funds and cash from South Africa, including foreign investments and may require us to obtain regulatory approval from the SARB for certain of our international debt financing. The regulations may also affect our ability to borrow funds from non-South African sources for use in South Africa, including the repayment of these borrowings from South Africa and, in some cases, our ability to guarantee the obligations of our subsidiaries with regard to these funds. These restrictions and inability to obtain SARB approval where required may affect the manner in which we finance our transactions outside South Africa and the geographic distribution of our debt, which could also impact our financial and strategic flexibility.

Tax laws and regulations

We operate in multiple tax jurisdictions globally and are subject to both local and international tax laws and regulations. Although we aim to fully comply with tax laws in all the countries in which we operate, tax is a highly complex area leading to the risk of unexpected tax uncertainties. Tax laws or dispensations, including incentive programmes, are changing regularly, and their interpretation may potentially result in ambiguities and uncertainties, in particular, in the areas of international taxation and transfer pricing.

Where the tax law is not clear, we interpret our tax obligations responsibly, relying on our legal and tax advisors as deemed appropriate. Tax authorities and courts may arrive at different interpretations from those taken by Sasol, which may lead to substantial increases in tax payments. Although we believe we have adequate systems, processes and people in place to assist us with complying with all applicable tax laws and regulations, the outcomes of certain tax disputes and assessments may have a material adverse effect on our business, operating results, cash flows and financial position.

We could also be exposed to significant fines and penalties or enforcement measures, including legal action and tax assessments, despite our best efforts at compliance. In response to tax assessments or similar tax deficiency notices in particular jurisdictions, we may be required to pay the full amount of the tax assessed (including stated penalties and interest charges) or post security for such amounts notwithstanding that we may contest the assessment and related amounts.

For more information regarding pending tax disputes and assessments see “Item 4.B—Business overview—Legal proceedings and other contingencies”.

Ownership rights

In Africa, ownership rights in respect of land and resources are uncertain, giving rise to potential disputes or other community disagreements. The impact of these related disputes is not always predictable and may cause disruption to our operations or development plans.

Legal and regulatory uncertainties

Inconsistency of enactment, interpretation, and application of regulations, particularly between developed and developing countries, increases legal and regulatory uncertainty, which may affect both our decision to pursue opportunities in certain countries and our cost of operations.

Further, legal and regulatory uncertainties could result from changes in regulatory and legal policies of governments and/or delays in the implementation thereof. See “—Risks related to economic, political or social factors—Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit––Political and social uncertainty”.

Stringent South African regulations in the areas of mining, petroleum and energy activities may have an adverse effect on our mineral rights and impact our business, operating results, cash flows and financial position

Mining legislation

Some South African mining legislation is currently under review and subject to repeal and replacement. For example, once promulgated, the Upstream Petroleum Resources Development Act 23 of 2024, assented to by the President of South Africa on 25 October 2024, will repeal and replace certain mineral and mining-related matters currently governed by the MPRDA. Such changes, depending on their nature, may impact our operations resulting in higher cost of production and higher compliance costs.

Another example is the Mining Charter, which contained more stringent compliance criteria than the previous Mining Charter, especially in respect of applications for new mining rights and the requirements in respect of the procurement of mining goods. The Mining Charter had a two-fold material adverse effect on Sasol Mining: firstly, it led to a higher cost of production, and secondly, it increased the risk of being non-compliant with the requirements of the Mining Charter.

Amendments to the MPRDA, associated regulations to be promulgated, the Financial Provisioning Regulations and the Mining Charter may have a material adverse effect on our business, operating results, cash flows and financials. The Draft Mineral Resources Development Bill, 2025 (the Draft Bill) was published on 20 May 2025 for public comment. It is at this stage unclear whether the Draft Bill will be enacted in its current form or whether it will be amended pursuant to the comments received. The Draft Bill contains aspects which may have an impact on the business but which impact cannot be assessed with certainty at this stage. These include a new provision that certain transformation-related matters will in future be contained in regulations. The contents of these regulations are however not yet known. The prescribed penalties for certain offences in terms of the Draft Bill have been substantially increased to 5% of annual turnover for some offences and 10% of annual turnover for other offences. See “Item 4.B—Business overview—Regulation—Empowerment of historically disadvantaged South Africans—The Mining Charter”.

Legislation in relation to petroleum and energy activities

Legislation in South Africa in relation to petroleum and energy activities, such as the Petroleum Products Amendment Act 2 of 2005 (the Petroleum Products Act), currently under review (by way of the new Petroleum Products Bill published on 21 October 2024 which is still in the public comment phase), entitles the minister and government to regulate the prices, specifications and stock holding of petroleum products. Such price regulation and maximum price imposition may have a material adverse effect on our revenue and competitiveness, operating results and cash flows particularly as compared to other suppliers of products such as ours, in other jurisdictions with no such price regulations. The Petroleum Products Act also regulates the issue of licences for the manufacturing and trading in petroleum products, as well as the operation of retail filling stations, and provides for the imposing of fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Petroleum Products Act.

In South Africa the Gas Act 48 of 2001 (the Gas Act), currently under review, in addition to allowing NERSA to approve gas transmission tariffs and maximum gas prices, also provides NERSA with the authority to issue licences for the construction and operation of gas pipelines and to impose fines and other punitive measures for failure to comply with the licence conditions and/or the provisions of the Gas Act. Any disagreement or dispute we may have with NERSA regarding gas pricing could impact our licences to operate, subject us to fines and could result in a material adverse effect on our business, operating results, cash flows and financial position.

Changes in environmental, health, safety and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial position

We are subject to a wide range of general and industry-specific environmental, health, safety, chemical and other legislation in the jurisdictions in which we operate. See “Item 4.B—Business overview—

Regulation—Safety, health and environment—Regions in which Sasol operates and their applicable legislation”.

Stakeholder challenges in relation to environmental legislation

One of our most material challenges is ensuring that we remain able to anticipate and respond to the rapidly changing legal landscape and associated stakeholder expectations, in particular relating to environmental legislation in all areas where we operate. Evolving legislation imposing more stringent air quality thresholds, climate change disclosure obligations and water, waste and chemicals management requirements may introduce further compliance challenges to our operations. These laws and regulations and their enforcement are likely to become more stringent over time in all the jurisdictions in which we operate, although these laws and regulations in some jurisdictions are already more established and mature than in others.

Any non-compliance may result in administrative or criminal enforcement action, which may include directives to cease operations, fines and penalties as well as prosecution and sanctions, and could harm our reputation and relationships with stakeholders, in turn, having a material adverse impact on our business.

Non-government organisations (NGOs), activists and other stakeholders increasingly use environmental, health and safety permitting processes, including ours, to challenge a company’s practices to promote greater environmental sustainability in both operations and value chains. We expect this activity to increase over time, which could impede our ability to obtain or renew permits or result in more stringent compliance standards. Protests are being experienced at Annual General Meetings (AGMs), such as at Sasol’s AGM on 17 November 2023, particularly regarding a company’s perceived climate impacts.

Further, our permits and operational licences require input from stakeholders in certain of the jurisdictions in which we operate and there is a trend by activists to challenge the issuance or renewal of a company’s licences based on climate, health or other impacts associated with the licensed activities. In addition, the increased litigation risk for companies related to ESG issues (including climate change, greenwashing concerns or allegations, environmental justice and public disclosure of strategies) could adversely impact the resilience of Sasol’s operations and our continued licence to operate See “Item 4.B—Business overview—Regulation” for more detail.

Compliance costs associated with additional or new regulation

The costs associated with compliance with additional or stricter regulation of environmental and climate issues could be significant and could have a material adverse impact on our business, operating results, cash flows and financial position. For further information on the impact of carbon taxes see “—Risks related to our sustainability— The effectiveness of our strategy to respond to climate change, including compliance with evolving regulatory requirements, our adoption of policies and implementation of plans to reduce GHG emissions as well as other pollutants while adequately disclosing related risks, strategies and impacts, is subject to uncertainties and related regulatory and public scrutiny. This scrutiny could result in negative sentiments and environmental claims adversely impacting our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our licence to operate and impede our access to capital and financing.”

From our chemicals business perspective, our products must be registered in accordance with regulatory requirements in many of the countries in which we operate and sell. For example, in the EU, these requirements include filing of registration, evaluation, authorisation and restriction of chemicals (REACH) registrations for chemicals we produce in or import into Europe. In other regions, such as the US, China and other Asian countries, chemical notifications have to be filed for new chemicals. Many countries are in the process of revising their chemicals regulations based on the EU REACH regulation, including the UK. All of these changing chemical regulations come with further obligations and requirements with which Sasol will need to comply, resulting in increased compliance costs and, in the event of non-compliance, the imposition of fines or penalties and other enforcement actions that could materially impact our operations.

Further, South Africa is aligning its regulatory systems with international commitments on safe chemicals management including the Globally Harmonized System of Classification and Labelling of Chemicals (GHS). The Hazardous Chemical Agent

Regulations require South African employers to ensure that their workplaces comply with more stringent occupational exposure limits (OELs) for identified substances within a specified transition period. Compliance with some OELs require Sasol’s mature plants to be retrofitted with the necessary abatement equipment, leading to significant capital investment and extended lead-time to ensure compliance for certain substances at some of our plants. Any instances of non-compliance may result in administrative or criminal enforcement action, which may include instructions to suspend operations, fines and penalties, as well as prosecution and sanctions, which could harm our reputation and relationships with employees and stakeholders, in turn, materially adversely impacting our business.

We have applied to the relevant authorities for extended time frames for implementation of such retrofits. While some of the extensions have been granted, the approved periods granted are shorter than those initially requested. As a result, we may be required to submit further exemption applications to allow for the full implementation of the mitigation plans. Additional requests for extensions are still pending, and the outcomes of these applications remain uncertain. Accordingly, we cannot provide assurance that further exemptions will be granted. Further challenges include the practical execution of the GHS labelling system on our pipelines. Although Sasol has obtained certain labelling exemptions and is actively working towards full compliance, additional extensions may be required in the future due to shortened implementation timelines, as was the case with the OEL exemptions outlined above.

At Sasol, systems and processes are in place, monitored and improved upon, to ensure our compliance with laws and regulations applicable to Sasol and our obligations up and down the value chain. However, we cannot guarantee that we will be in compliance with all laws and regulations at all times. For example, non-compliance with environmental, health or safety laws and regulations may occur from system or human error in monitoring our emissions of hazardous or toxic substances into the environment, such as the use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorised acts by our employees or service providers.

Public opinion of public health and safety

There is growing public opinion and awareness of the hazards to public health and safety associated with the manufacturing and use of chemicals and industries reliant on fossil fuels. This related social opposition is further heightened through the increased use of social media, other user-generated content and online press. As a result, given the nature of our operations, we may be subject to increased scrutiny and liabilities, due to our use, manufacture, transport and/or exposure to these materials and related emissions.

Any changes in environmental, health, safety and chemical laws and regulations, other legislation and public opinion may adversely affect our business, operating results, cash flow and financial position.

We are subject to risks associated with litigation and regulatory proceedings

As with most large corporations, we are from time to time a party in various lawsuits, arbitrations, regulatory proceedings, investigations or other disputes. Litigation, arbitration and other such legal proceedings or investigations involve inherent uncertainties and, as a result, we face risks associated with adverse judgements or outcomes in these matters. Even in cases where we may ultimately prevail on the merits of any dispute, we may face significant costs of defending our rights, lose certain rights or benefits during the pendency of any proceeding or suffer reputational damage as a result of our involvement. We are currently engaged in a number of legal and regulatory proceedings and arbitrations in various jurisdictions. See “—Risks related to economic, political or social factors—Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit—Transformation and local content.”

See also the litigation matters, described under “Item 4.B—Business overview—Legal proceedings and other contingencies”.

We could also face potential litigation or governmental investigations or regulatory proceedings in connection with the material weakness identified in our internal controls over financial reporting. See “—Risks related to legal, regulatory and governance matters—Our shareholders might lose confidence in our financial and other public reporting if we continue to identify material weaknesses and fail to maintain an effective system of internal controls over financial reporting which in turn may adversely affect our share price”.

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

Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may weaken our competitive advantage

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

Risks related to our sustainability

The effectiveness of our strategy to respond to climate change, including compliance with evolving regulatory requirements, our adoption of policies and implementation of plans to reduce GHG emissions as well as other pollutants while adequately disclosing related risks, strategies and impacts, is subject to uncertainties and related regulatory and public scrutiny. This scrutiny could result in negative sentiments and environmental claims adversely impacting our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our licence to operate and impede our access to capital and financing.

Transitional risk

Key manufacturing processes in South Africa, especially coal gasification and combustion, result in GHG emissions. Sasol’s ability to develop and implement appropriate climate change mitigation responses and provide sustainable product and feedstock solutions is a significant transitional risk for our business, most notably in South Africa. This is heightened by the need to appropriately address increasing societal pressures to shift away from carbon-intensive processes and products in a just manner, as well as meet new and anticipated policy and regulatory requirements, including carbon taxes, carbon budgets, legislated GHG reduction targets and enhanced disclosure requirements. In addition, meeting Sasol’s committed GHG reduction targets, and delivering on emission reduction roadmaps have inherent transitional risks related to, among other things, technology availability and cost. It is particularly challenging in South Africa, where access to low-carbon energy is limited, related infrastructure is under-developed and just transition implications need to be taken into account. Further, other companies that demonstrate a stronger track record of implementing climate change mitigation responses and providing more sustainable solutions, may enhance their ability to secure market opportunities, attract financing, and strengthen stakeholder confidence, which in turn could support higher growth and profitability over time, thus impacting our overall competitive position.

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

Access to lower-carbon opportunities

Delivery of our decarbonisation strategy depends partly on our ability to progress access to low- carbon resources and feedstocks. Our ability to progress access to upstream resources and develop technologies at a level in line with our strategic outlook for hydrocarbon production could impact our future production and financial performance. Furthermore, our ability to access low-carbon opportunities and the commercial terms associated with these opportunities could impact our financial performance and the pace of our transition. In addition, failure to access low-carbon resources and exploit low-carbon opportunities at the required speed may lead to loss of customers.

In addition, failure to provide a glidepath for lowered product carbon footprint to at least 2030 and potentially beyond may result in the loss of some key customers in Europe.

Carbon tax and carbon budgets

A carbon tax was implemented in South Africa on 1 June 2019. Since then, the tax and the rates have increased significantly from R120/tCO2e in 2019 to R236/tCO2e in 2025. This has increased the costs of our South African operations. In addition, a significant increase in the carbon tax rate reaching R308 by 2026 and R462 by 2030 has been imposed. In the second phase, the carbon tax is likely to be integrated with a carbon budget, particularly in light of the recent signing into law of the Climate Change Act 22 of 2024 (the Climate Change Act). The tax is applicable to an entity’s scope 1 emissions for each calendar year with several allowances providing for a reduction in an entity’s carbon tax liability. Even though the allowances applicable to carbon tax, which could reduce the impact of the carbon tax, have been retained, the South African National Treasury has indicated that the allowance design might be amended. This potential change raises further concerns around the carbon tax implications for our business into the future.

Sasol’s net carbon tax payment for 2024 on calendar 2023’s GHG emissions, after offsets and electricity levies, was R1 010 million, and the payment for 2025 on calendar 2024’s GHG emissions paid in July 2025 is R832 million. The lower payment compared to 2024 is as a result of the higher offset purchases for the 2024 calendar year liability and lower emissions as a result of lower production. The extent of the cost increases resulting from the carbon tax is significant and it is expected that the tax rate will continue to increase beyond 2030.

The South African government is developing mandatory carbon budgets in parallel within the remit of the Climate Change Act, signed into law in July 2024 and which will become effective at a date to be proclaimed by the South African president. Once the carbon budget regulations are finalised, mandatory carbon budgets will be enforced, with a potential penal tax applicable should the budget be exceeded.

There is an additional risk that non-compliance with mandatory budgets and GHG mitigation plans may still be regulated in the carbon budget regulations to be finalised. This would be a risk subject to criminal and administrative enforcement as provided for in the National Environmental Management Act, 107 of 1998.

Further, the risk of escalating standalone carbon prices and mandatory carbon budgets will be exacerbated should our fiscal instruments lack effective alignment with mitigation being available in this timeframe.

The assumptions we have used to test our resilience to climate change may be incorrect, and we may not be able to accurately ascertain our vulnerability to climate change

We use downscaled modelling to improve our understanding of the physical impacts on prioritised operational sites (Secunda, Sasolburg, Vilancoulos in Mozambique and Lake Charles in the US), using the intergovernmental panel on climate change high emission scenarios (referred to as representative concentration pathway (RCP) 8.5) and an intermediate emission scenario (RCP 4.5). Although modelling simulations span multiple decades, they focus on specific indicators such as temperature increases/decreases, changes in rainfall patterns and increased propensity for cyclones/hurricanes and may therefore not identify all potential risks or all potential impacts to these sites.

Further, there are risks associated with the accuracy and completeness of the various assumptions that are used as inputs, including scenarios developed to test resilience to climate change as set out below. In addition, the estimates of required or available capital and other assumptions underpinning necessary investments to make our business sustainable for the long term could prove to be incorrect and lead to delays, cost overruns or the infeasibility of capital expenditure projects. Should all or some of these assumptions prove to be inaccurate or incomplete, our resilience and long-term sustainability may be significantly impacted.

Risks associated with achieving the 2030 GHG reduction target and 2050 net zero ambition.

South Africa’s Nationally Determined Contribution (NDC), targeting an emission range of between 350-420 Mt CO2e by 2030, was submitted by the South African government to the United Nations

Framework Convention on Climate Change as part of South Africa’s obligations under the Paris Agreement for the 26th Conference of the Parties. NDC refers to South Africa’s climate change action plan to cut GHG emissions and adapt to climate change. Sasol is targeting a 30% scope 1 and 2 GHG emission reduction by 2030, off a 2017 baseline, which, if met together with reductions in other targeted sectors, will contribute to South Africa meeting its emission reduction range by 2030. Scope 2 GHG emissions are broadly defined as emissions attributable to Sasol’s use of purchased electricity and steam to conduct its operations. In addition, we set a 20% emission reduction target by 2030 for our scope 3 category 11 emission (Use of Sold Energy Products). We have also set a net zero ambition by 2050 for our scope 3 category 11 emissions and our scope 1 and 2 emissions. Category 11 accounts for approximately 80% of Sasol’s total scope 3 emissions. The achievement of our 2030 GHG reduction targets and 2050 ambition is primarily subject to the availability of capital to implement the roadmap, the availability of sufficiently developed renewable energy projects and grid infrastructure to route renewable energy to our operations, global supply chain challenges in the renewable energy sector, our ability to access sufficient and cost-effective carbon offsets and the ability to access markets in the jurisdictions within which we operate and trade to enable the transition. It is also subject to the potential prohibitive costs of green hydrogen and electrolysers, the lack of enabling policy and legal frameworks, and the need to balance people, planet and profit considerations, taking a just transition into account. In this regard, we can provide no assurances that Sasol’s plans to reduce GHGs pursuant to our roadmaps or otherwise will be successful in a commercially viable manner or at all.

Additionally, the EU’s Carbon Border Adjustment Mechanism (CBAM), effective since 1 October 2023, imposes carbon costs on imported goods—currently excluding chemical imports—from regions like South Africa, where carbon pricing is lower than in the EU. This mechanism places an additional cost burden on South African exports, particularly carbon-intensive sectors, potentially reducing competitiveness in the EU market. The recently proposed UK CBAM, if implemented, could further increase our export costs.

These carbon border mechanisms reflect a broader trend of climate-related trade regulation that exposes carbon-intensive exporters in South Africa to added economic risks, especially as the country’s energy sector remains heavily coal-dependent and emits high levels of greenhouse gases. Transitioning under such constraints remains challenging due to investment barriers, infrastructure bottlenecks and policy uncertainties.

Potential physical impacts of climate change

Climate change poses a significant risk for both our South African and global business due to potential physical impacts, including changes in weather patterns, water availability, and extreme weather events such as cyclones/hurricanes, tornadoes, flooding and rising sea levels. These risks can materially impact our costs of operation, cause production outages and hinder our business growth. For our major operating sites (Secunda, Sasolburg, Mozambique, and Lake Charles), updated climate modelling indicates that surface temperatures could increase by 1–4°C by 2050, with a higher frequency of extremely hot days, leading to operational challenges. Projected rainfall patterns vary by location:

●	South Africa (Secunda and Sasolburg): No significant change in average annual rainfall is expected, however, the frequency and intensity of extreme rainfall events are projected to increase, raising the risk of flooding and infrastructure damage.
●	Mozambique: Rainfall is expected to increase, particularly during the wet season, potentially leading to more frequent and severe flooding. Additionally, tropical cyclones are projected to intensify, posing significant risks to our infrastructure and operations.
●	The US (Lake Charles): Rainfall patterns are expected to follow a similar trend to South Africa, with more extreme rainfall events. Additionally, hurricanes are likely to become more intense, increasing risks to facilities and necessitating enhanced disaster-preparedness.

Climate change related laws and regulations

Climate-change-related laws and regulations may threaten our licences to operate (or ability to obtain new licences to operate), result in stranded production and assets and substantially increase the cost of doing business, including the imposition of higher carbon taxes. Enhanced focus on issues concerning the environment, evolving human rights, regulatory landscape from voluntary guidance to mandatory law (such as the adoption by the EU Council on 24 May 2024 of the Corporate Sustainability Due Diligence Directive which introduces mandatory supply chain due diligence requirements), environmental justice and climate change are resulting in a more complex regulatory environment, additional legal risks and the imposition of carbon or similar taxes. For example, to the extent that we reduce our reliance on coal in favour of sustainable feedstock, this is likely to increase the cost of production and reduce our profitability significantly. Current information indicates that imported liquified natural gas and other gas sources, biomass and green hydrogen are more costly feedstocks than coal for our operations in Secunda. In transitioning to these lower or low GHG intensive feedstocks, we anticipate an impact on the margin of some of our products. These climate change-related requirements could have a material adverse effect particularly on our South African business, operating results, cash flows, financial position and future growth.

Risks relating to increasing disclosure requirements and scrutiny

Businesses like ours face increasing requirements from regulators and investors on climate change issues including public disclosure on climate change risks and impacts associated with their operations. Complying with these new requirements may require Sasol to spend a significant amount of time and resources, and Sasol may be exposed to claims that certain of its ESG disclosures are misleading or overstate potential ESG benefits, primarily from NGOs and shareholders, potentially resulting in increased litigation risk. Certain NGOs and other private actors have also recently filed lawsuits under various securities and consumer protection laws alleging that certain ESG statements, goals, or standards of certain corporations were misleading, false, or otherwise deceptive.

In addition, the EU has also adopted the Corporate Sustainability Reporting Directive (CSRD), which imposes reporting requirements for a broader set of companies on disclosure of company social and environmental data and associated impacts on such companies. The CSRD has introduced new disclosure requirements which seek to broaden the categories and types of ESG information that must be reported, mandate a double materiality analysis (that requires the consideration of both the financial impacts of climate change on a company and the climate change impacts of a company’s operations on other stakeholders), and introduce new third-party assurance obligations. Companies covered by the CSRD are required to comply with its new disclosure requirements. The requirements of the CSRD are likely to overlap in scope and diverge in content with the rules of other jurisdictions, and there will be more non-EU companies and their subsidiaries making ESG disclosures. This will also increase the possibility of filing multiple sustainability disclosures on a subsidiary-by-subsidiary basis, which requires cross-company integration of sustainability information to avoid divergent disclosures.

The proposed EU Omnibus Package 2025 will significantly narrow the scope of the CSRD, delay reporting deadlines, simplify value chain and assurance requirements, and remove sector-specific standards to reduce the regulatory burden on companies. Until the proposed standards are issued, uncertainty with respect to reporting data points for Sasol remains.

Further, environmental and other NGOs as well as regulators increasingly scrutinise past and current corporate reporting on climate change risks and impacts. We may face regulatory or other claims alleging that we have not sufficiently complied with disclosure requirements or otherwise adequately disclosed climate change risks and impacts, which may affect our ability to maintain current licences or obtain new licences to operate or potentially result in civil fines and reputational damage.

In addition, while a significantly lower risk compared to South Africa, global carbon prices and taxes are escalating, which pose a risk to our operations in the EU and potentially the US, should carbon prices rise further.

Our expectations and estimates regarding ESG matters, including the potential environmental impact of our development and initiatives, may not be achieved or may ultimately prove to be incorrect, which may lead to additional claims or liability.

Stakeholder activism and risk on maintenance of permits and operational licences

Our GHG emissions and the use of coal as a key feedstock could also negatively impact our potential base of shareholders and our relationship with stakeholders, as well as our ability to source financing in capital and/or financial markets and/or increase our cost of capital.

See “—Risks related to legal, regulatory, and governance matters—Changes in environmental, health, safety and chemical regulations, other legislation and public opinion may adversely affect our business, operating results, cash flows and financial position—Stakeholder challenges in relation to environmental legislation”

Risks related to health, including pandemics

Our global operations expose us to pandemics which may adversely affect our workforce, our access to external labour, and impact business continuity, operating results, cash flows and financial position

Sasol’s global workforce, service providers, suppliers and customers are exposed to pandemics. These can impact their wellbeing and the safety and health of our employees and surrounding communities, with an associated direct or indirect effect on the safety and continuity of our operations. Pandemics and the period of recovery from such events may impact demand for our products and may have a prolonged material adverse effect on our business, operating results, cash flows and financial position.

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

The increasing use of information technology to enable business processes, in particular digital processes in operations, is making all industries, including the energy and chemicals industries, much more susceptible to cyber threats and proprietary or privacy-related data breaches. As digitalisation, including the rise in the use of AI, expands to include our financial, commercial, transacting and production systems, the cyber security risk increases. While Sasol has an information security programme in place, cyber security threats we face consistently evolve and emerge to expose the organisation, both in business and operations systems, to significant external threats. As a global energy and chemicals organisation we may also be subject to the risk of state-sponsored or climate-activist lead cyber attacks. Cyber attacks generated or strengthened by the use of AI pose a significant and growing risk, particularly as the use of advanced techniques such as deepfake audio and video for impersonation, phishing and data manipulation become popularised. In addition, we outsource several information technologies functions and applications to third-party vendors. Such engagements may have an impact on our cybersecurity position, such as in the event where a third-party vendor’s system is cyber-attacked, which in turn could result in the loss of certain of our data.

While no material losses related to the increased attempts on our information security systems have been discovered, given the increasing sophistication and evolving nature of this threat, the possibility of successful breaches occurring in the future cannot be ruled out. An extended failure of critical system components, caused by accidental actions, such as failed hardware or failed network infrastructure, or malicious actions, including those resulting from a cybersecurity attack, could result in a significant environmental incident, commercial loss or interruption to operations. We may also incur significant costs, including but not limited to, protecting against or repairing damage caused by any successful disruptions or security breaches in the future, such as rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or taking remedial steps with respect to third parties, among others.

If there is a violation of proprietary or privacy data, or a cyber threat, we could experience disruptions to critical services or may be vulnerable to cyber and ransomware attacks. This could result in financial loss, and have a material adverse effect on our business, operating results, cash flows, financial position and our disclosure of control processes.

Risks related to our people

We may be unable to attract and retain some critical talent to support current and future business requirements

It may take time to fill vacant positions in growth areas due to a general scarcity of individuals with the required skills and experience in the sectors and locations within which we operate.

In order for Sasol to deliver on its strategic objectives, sustainably grow into the future and effectively operate and continuously improve existing and future assets and technologies, we are highly dependent on our human capital. While Sasol maintains a focus on attracting, developing and retaining diverse, skilled and experienced employees (including critical or scarce skills like qualified scientists, engineers, project execution managers, artisans and operators and employees in business and functional roles, including specialists required for our green economy and just transition strategies), slow hiring times due to a general scarcity of specialist skills may influence our ability to attract and retain talent with our required skill-set. There is constant competition across global labour markets for these critical or scarce skills. The quality and availability of skills in certain labour markets may also be impacted by the challenges within the education and training systems.

While we prioritise employee development and upskilling, it may take time to develop the required depth of skills and experience of employees to support our transition imperatives. Sectorial targets set by the Employment Equity Amendment Act (South Africa) may also impact our FY28 employment equity targets.

Risks related to our American Depositary Receipts

The exercise of voting rights by holders of ADRs is limited in some circumstances

Holders of ADRs may exercise voting rights with respect to the ordinary shares underlying their ADSs only in accordance with the provisions of our deposit agreement with J.P. Morgan Chase Bank N.A., as the depositary (the Deposit Agreement, and the Depositary, respectively). For example, ADR holders will not receive notice of a meeting directly from us. Rather, we will provide notice of a shareholders’ meeting to J.P. Morgan in accordance with the Deposit Agreement. J.P. Morgan has undertaken in turn, as soon as practicable after receipt of our notice, to mail voting materials to holders of ADRs. These voting materials include information on the matters to be voted on as contained in our notice of the shareholders meeting, and a statement that the holders of ADRs on a specified date will be entitled, subject to any applicable provision of the laws of South Africa and our Memorandum of Incorporation, to instruct J.P. Morgan as to the exercise of the voting rights pertaining to the shares underlying their respective ADSs.

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

We cannot assure ADR holders that they will receive the voting materials in time to ensure that they can instruct J.P. Morgan to vote the shares underlying their ADSs. In addition, J.P. Morgan and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that ADR holders may not be able to exercise their right to vote and there may be no recourse if ADR holders’ voting rights are not exercised as directed.

Holders of Sasol’s ordinary shares or ADSs may be subject to dilution as a result of any non-pre-emptive share issuance, and shareholders outside South Africa or ADS-holders may not be able to participate in future offerings of securities (including Sasol’s ordinary shares) carried out by or on behalf of Sasol

Future share issuances by Sasol, with or without subscription rights, could (depending on how the share issuance is structured) dilute the interests of existing shareholders or require them to invest further funds to avoid such dilution.

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

US securities laws do not require Sasol to disclose as much information to investors as a US issuer is required to disclose, and investors may receive less information about the Company than they might otherwise receive from a comparable US company

Sasol is subject to the periodic reporting requirements of the SEC and the NYSE that apply to “foreign private issuers”. The periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of US issuers. Accordingly, there may be less publicly available information concerning Sasol than there is for US public companies. For example, Sasol is not required to file current reports, periodic reports and financial statements with the SEC as frequently or as promptly as US companies whose securities are registered under the Securities Exchange Act of 1934 (Exchange Act). As a result, investors will also receive less timely financial reports than they otherwise might receive from a comparable US company or from certain of the company’s peers in the industry. This may have an adverse impact on investors’ ability to make decisions about their investment in Sasol.

ITEM 4. INFORMATION ON THE COMPANY

4.A History and development of the Company

Sasol Limited, the ultimate holding company of our group, is a public company. It was incorporated under the laws of South Africa in 1979 and has been listed on the JSE since October 1979. Our registered office and corporate headquarters are at Sasol Place, 50 Katherine Street, Sandton, 2196, South Africa, and our

telephone number is +27 10 344 3060. Our agent for service of process in the US is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711.

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

4.B Business overview

Sasol is a global energy and chemicals company. We harness our knowledge and expertise to integrate sophisticated technologies and processes into world-scale operating facilities. We strive to safely and sustainably source, produce and market a range of high-quality products globally, creating value for stakeholders. Our purpose “Innovating for a better world” guides everything we do and enables the delivery of shared value. It drives us to achieve outcomes across People, Planet and Profit, with the intent to be a force for good.

For details regarding the following sections, refer as indicated.

●	for information regarding our business overview, refer to “Integrated Report— Preserving and maximising value creation—Our integrated value chains” as contained in Exhibit 99.4;
●	for information regarding our strategy, refer to “Integrated Report— Strategic direction” as contained in Exhibit 99.5;
●	for a description of the Company’s operations and principal activities refer to “Integrated Report—Preserving and maximising value creation—Our integrated value chains” as contained in Exhibit 99.4; “Integrated Report—Operational performance summary” as contained in Exhibit 99.6; and “Item 18— Financial Statements—Segment information”; and
●	for a description of our principal markets, refer to “Item 18— Financial Statements—Geographic region information”, which provides information regarding the geographic location of the principal markets in which we generate our turnover, as well as of our asset base.

Seasonality

Sales volumes of our products are mostly not subject to seasonal fluctuations but tend to follow broader global industry trends and are therefore impacted by macroeconomic factors. Sasol operates globally and in many diverse markets, and accordingly, no element of seasonality is likely to be material to the results of Sasol as a whole. For further information regarding cyclicality, prices and demand, refer to “Item 3.D—Risk factors”.

Raw materials

In the Southern Africa value chain, the main feedstock components for the production of fuels and chemical products are coal mined and procured from external sources by our Mining segment, natural gas obtained from and procured externally by our Gas segment and crude oil purchased from external suppliers.

In our chemicals business, outside of Southern Africa, the main feedstocks used are kerosene, benzene, ethane, ethylene, oleochemicals and aluminium. Feedstocks are purchased externally. At the Lake Charles facility we also produce ethylene at our East Ethylene Cracker as well as at the Louisiana Integrated Polyethylene JV LLC (LIP JV) cracker. The pricing of most of these raw materials follow global market dynamics which relate to crude oil and energy prices. For information regarding LIP JV, refer to “Item 4.B – Business Overview – Key Contracts”.

Marketing channels and principal markets

In our Mining and Gas segments, we make use of direct sales models and, long-term marketing gas sales agreements. Piped gas is sold to wholesalers and end-users in South Africa.

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

Our Chemicals Africa segment (Chemicals Africa) is comprised of our Base Chemicals and Differentiated Chemicals product divisions. Our Base Chemicals product division produces polymers, fertilisers and explosives, methanol, ammonia, gases and solvents, which are sold mainly to customers in South Africa with the exception of polypropylene and solvents which are mainly exported. Explosives intermediates are sold to our partner Enaex Africa (Pty) Ltd (Enaex), which converts these to final products for supply to the sub-Saharan Africa mining industry. Our Differentiated Chemicals product division includes phenolics, wax, comonomers, safol, cobalt catalyst and carbon mainly exported to international markets for external sales or internal use.

Our International Chemicals business (International Chemicals) is comprised of two segments, which are Chemicals Americas (Chemicals Americas) and Chemicals Eurasia (Chemicals Eurasia) containing two product divisions, base and differentiated chemicals. These product divisions include the four business divisions: Base Chemicals, Advanced Materials, Care Chemicals, and Technical Formulations, with the last three grouped under our differentiated chemicals product division.

In the Chemicals America segment base chemicals, the produced ethylene is either consumed internally for derivatives or sold to external customers in the US merchant market. Mono ethylene glycol (MEG) is marketed and distributed on behalf of Sasol by a third party. Advanced Materials is sold largely within North America, with some exports to Europe and Asia. Care Chemicals and Technical Formulation are sold mainly within the Americas region, with some sales to Europe and Asia.

In the Chemicals Eurasia segment, advanced materials are sold mainly within Europe, with some sales in other regions including the Americas and Asia. Care Chemicals and Technical Formulation are sold mainly within Eurasia, with some sales in the Americas and some additional global sales.

Each of our four business divisions delivers specialised chemical products for diverse industries:

Base Chemicals

Base Chemicals manages the production and marketing of ethylene and ethylene glycol value chains, essential building blocks in the chemical industry. Its offerings cater to a broad array of industrial and consumer applications, and include polyethylene, a key plastic polymer. Notably, polyethylene is marketed on behalf of Sasol by Equistar Chemicals LP, an affiliate of LyondellBasell, showcasing the unit’s strategic partnerships and contribution to global supply chains.

Advanced Materials

Advanced Chemicals specialises in developing high-purity alumina, a critical material with the ability to be engineered to meet precise physical and chemical requirements. Its alumina-based products are used in high-performance abrasives (like polishing and grinding), bio-ceramics for medical and technical uses, and catalyst carriers that support complex chemical reactions. Advanced Materials drives innovation by creating adaptable compounds for advanced manufacturing and technological breakthroughs.

Care Chemicals

Care Chemicals is a global leader in producing essential components for cleaning and personal care solutions. Its portfolio includes linear alkyl benzene (LAB), fatty alcohols, short-chain linear alpha olefins, and surfactants, with the widest selection of C6+ alcohols and surfactant derivatives in the world. These products are crucial for making household detergents, fabric softeners, skin cleansers, and pharmaceutical formulations. Care Chemicals plays a vital role in enhancing everyday hygiene and health across consumer and industrial sectors.

Technical Formulations

Technical Formulations focus on versatile chemical inputs, this division integrates alcohols, alkyl benzene, solvents, esters, and surfactants into a leading alcohols player. Its products support key industries such as oil and gas, agriculture, metalworking, lubricants, construction, and textiles. By offering tailored chemical solutions, Technical Formulations ensures optimal performance and efficiency in highly specialised industrial applications.

Factors on which the business depends

Intellectual property (IP)

Our IP supports Sasol’s competitive advantage. This comprises:

●	our proprietary technologies and products, including both patents and confidential know-how directed thereto;
●	our intellectual capital embodied in our skilled, experienced and technically qualified employees, industry thought leaders and experts that enable Sasol to respond to the constantly changing environment; and
●	our IP-related business processes and management systems.

Intellectual Capital summary	2025	2024	2023
Total worldwide patents held[1]	2 143	1 795	2 282
Investment in research and development	R1 550 million	R1 516 million	R1 516 million

1 Granted patents only, excludes pending applications.

●	Sasol’s International Chemicals business develops and markets a wide range of chemicals, some of which are specialty products or are produced via proprietary processes and therefore comprise areas of differentiation for Sasol.
●	Sasol’s Southern Africa Energy and Chemicals business operates integrated value chains to produce fuels and a wide range of chemicals from coal and gas, which incorporate Sasol’s proprietary Fischer-Tropsch (FT) technology.
●	Sasol is also pursuing opportunities worldwide to leverage our FT technology, know-how and expertise through licensing our technology to third parties, including to produce sustainable fuels and chemicals inter alia through Sasol’s Zaffra B.V. joint venture with Topsoe A/S.

We believe, based on our knowledge of the industry and publicly available information, that globally, Sasol has extensive experience in the application of FT technology on a commercial scale including through our joint venture with Topsoe A/S. For more information on the joint venture with Topsoe A/S, refer to “Item 4.B – Business Overview – Key contracts”.

Key contracts

ORYX GTL, which is our 49% joint venture in Qatar, purchases natural gas feedstock from Al Khaleej Gas, a joint venture between ExxonMobil Middle East Gas Marketing Limited and Qatar Petroleum, under a gas purchase agreement with a contracted minimum off-take volume. The agreement commenced in November 2005 and is valid for 25 years. The duration of the agreement may be extended by the parties on terms and conditions that are mutually agreed.

On 1 December 2020, Sasol closed a transaction that created a 50% joint venture with LyondellBasell LC Offtake, LLC. As part of this transaction, Sasol entered into a marketing agreement with Equistar Chemicals LP, an indirect subsidiary of LyondellBasell. Pursuant to this marketing agreement, Equistar markets and sells Sasol’s polyethylene manufactured by the LIP JV along with LyondellBasell polyethylene manufactured by the LIP JV. The marketing agreement is set to expire on 30 November 2030.

Effective from 29 February 2024 when the relevant transaction closed, Sasol and Topsoe established a 50/50 joint venture Zaffra B.V. The purpose of Zaffra B.V. is to develop, build, own, and operate sustainable aviation fuel plants, and market sustainable aviation fuels derived from non-fossil feedstock, utilising green hydrogen, sustainable sources of carbon dioxide and/or biomass with a specific focus on Sasol’s FT and Topsoe’s related technologies.

Refer to “Item 4.D—Property, plants and equipment—Gas” for details regarding key contracts in Mozambique.

Legal proceedings and other contingencies

From time to time, Sasol companies are involved in litigation, legal proceedings, arbitrations, tax disputes and similar proceedings in the normal course of business. Although the outcome of these claims and disputes cannot be predicted with certainty, a detailed assessment is performed on each matter, and a provision is recognised, or contingent liability is disclosed, where appropriate as guided by IFRS.

Further, from time to time, communities and non-governmental organizations challenge our environmental licences and related applications including regarding concerns with potential health, community and environmental impacts associated with Sasol’s activities.

South African Revenue Services (SARS) audit on Sasol Financing International plc (SFI)

As reported previously, SARS conducted an audit over a number of years on SFI which performs an offshore treasury function for Sasol. The audit culminated in the issuance of revised assessments in respect of the 2002 to 2012 tax years and the dispute relates to the place of effective management of SFI. SFI has co-operated fully with SARS during the course of the audit relating to these assessments. The potential tax exposure is R3 billion (including interest and penalties as at 30 June 2025), which is disclosed as a contingent liability.

SFI lodged an objection and appeal in the South African Tax Court (the Tax Court) against the revised assessments. SFI and SARS agreed that the appeal and related Tax Court processes will be held in abeyance pending the outcome of the judicial review applications noted below.

Sasol had launched two judicial review applications respectively against the SARS decision to register SFI as a South African taxpayer and against certain related elements of the revised assessments over which the Tax Court does not have jurisdiction. The two matters were heard together during November 2022 and on 1 August 2023 the court delivered its decision dismissing both the SFI review applications. SFI filed an application for leave to appeal the South Africa’s High Court (the High Court) decision. In September 2024, the High Court granted the application for leave to appeal and the parties are exchanging their respective pleadings in anticipation of the appeal hearing for which the South African Supreme Court of Appeal (SCA) is yet to set a date. The review applications relate to the challenge by SFI of certain administrative decisions of SARS and the High Court decision does not directly affect the merits of the substantive dispute before the Tax Court, which remains in abeyance while the appeal of the review applications continues.

Clause 12A application

Our emission sources at our operations in South Africa are regulated in accordance with atmospheric emission licences (AELs), which are based on the Minimum Emission Standards (MES) published in terms of section 21 of the National Environmental Management: Air Quality Act, 39 of 2004 (NEMAQA).

We previously reported that Sasol sought a dispensation in terms of Clause 12A of the Listed Activities and Associated MES 2013, promulgated under the NEMAQA for the Sulphur Dioxide (SO2 ) emissions from the boilers at the steam plants at its Secunda Operations (the Secunda Operations) to be regulated under alternative load-based emissions standards from 1 April 2025 onwards. The application was initially declined by the National Air Quality Officer (NAQO) and Sasol subsequently filed an appeal to the Minister of Forestry, Fisheries and the Environment (the Minister) in July 2023. On 5 April 2024, the Minister issued her decision, in which she upheld Sasol’s appeal and set aside the decision of the NAQO.

The Minister concluded that Sasol’s application met all the requirements of Clause 12A, and therefore replaced the NAQO’s decision, permitting that load-based limits be applied from 1 April 2025 up to 31 March 2030, subject to the following key conditions:

(i)	the Minister’s further determination of concentration-based limits to apply in addition to the load-based limit; and
(ii)	implementation of the load-based integrated emission reduction solution, underpinning the initial application and appeal to achieve the emission reductions as undertaken by Sasol in its application and appeal.

On 26 July 2024 Sasol was notified that the concentration-based limits had been determined. Secunda Operation’s revised AEL enables lawful continued operations from 1 April 2025 to 31 March 2030. The Minister’s decision does not expressly refuse or grant a load-based dispensation beyond 31 March 2030, although this has been requested by Sasol in our initial application and appeal. The implementation of the integrated roadmap, as a condition of the decision, is contingent on SO2 also being regulated on a load-based limit beyond 31 March 2030. In light of this open issue and the conditions of the Minister’s decision, a further dispensation will likely be required as available in law, the outcome of which cannot be guaranteed.

Legal review of NERSA Maximum Gas Price

In 2013, NERSA approved an application from Sasol Gas regarding the MGP (the 2013 NERSA MGP Decision). In its July 2019 decision, the South African Constitutional Court (CC) overturned the 2013 NERSA MGP Decision, ordered NERSA to revise its decision and confirmed that the new MGP decision by NERSA will apply retrospectively from 26 March 2014. The High Court also overturned the separate 2017 NERSA MGP decision on 3 May 2021.

After the CC decision, NERSA adopted a new MGP methodology in 2020. Sasol Gas submitted a new maximum gas price application to NERSA in December 2020 and on 6 July 2021, NERSA published its maximum gas price decision (the 2021 NERSA MGP Decision), which determined maximum gas prices for Sasol Gas for the period from March 2014 up to 2023. Sasol Gas resolved the resulting potential retrospective liability through commercial settlement agreements with its customers whose prices over this period were affected by the 2021 NERSA Maximum Gas Price decision.

In December 2021, the Industrial Gas Users Association of Southern Africa (IGUA-SA) launched a legal review application to overturn the NERSA 2021 MGP decision. Both NERSA and Sasol Gas opposed the application. The matter was heard in the High Court at the end of May 2023 and on 20 June 2024, the court handed down its decision to grant the review application. In its order the court overturned the 2021 NERSA MGP Decision and remitted the matter back to NERSA to take a new MGP decision. Sasol Gas brought an application for leave to appeal the decision by the High Court, which was heard by the court on 28 May 2025. The application was granted on 2 June 2025 and the appeal will now proceed to the SCA. An adverse outcome in this matter may lead to further retrospective liability for Sasol Gas.

Alleged Gas Pricing Conduct Complaints to Competition Commission

During 2022, certain customers of Sasol Gas submitted complaints to the Competition Commission (the Competition Commission) relating to alleged pricing conduct prohibited by the South African Competition Act, 1998 (Act No 89 of 1998).

In response to this investigation Sasol Gas in September 2022 launched a legal review application, to clarify the jurisdiction of NERSA and the competition authorities respectively, insofar as it relates to gas prices that are regulated under the Gas Act. After this application was dismissed by the Competition Appeal Court (CAC), Sasol Gas sought to appeal the decision to the CC. On 22 July 2024, the CC refused leave to appeal on the basis of lack of reasonable prospects of success.

Following the end of the period allowed for the investigation by the Competition Commission and notwithstanding the ongoing litigation in the CAC, the Competition Commission on 10 July 2023 made a referral of the complaints to the Competition Tribunal. Following the decision by the CC, the referral by the Commission of the price complaints will proceed before the Competition Tribunal. The pleadings in the matter have closed and Sasol Gas is preparing for the hearing of the matter, the date of which has not been determined yet. An adverse outcome in the referral before the Competition Tribunal may result in possible fines and other sanctions against Sasol Gas. The litigation remains ongoing, and the outcome thereof cannot be predicted.

In accordance with the NERSA gas price regulation authority in terms of the Gas Act, Sasol Gas applied for MGP approval by NERSA in terms of the most recent MGP Methodology adopted by NERSA in January 2023. Pursuant to these applications Sasol Gas implemented the 2024, 2025 and the 2026 NERSA MGP decisions. Based on the 2023 NERSA MGP Methodology, these NERSA MGP decisions determined the maximum gas prices and quarterly adjustment of the maximum gas prices to apply in the applicable periods.

The Gas Amendment Bill was gazetted on 13 April 2021, but has not proceeded through the South African Parliament. The ultimate effect of the proposed amendments to the Gas Act on our sales and our financial condition cannot be determined at this time.

Cyanide pricing investigations

On 13 February 2023, the Commission advised Sasol that a complaint had been lodged against Sasol arising from substantial price increases for liquid sodium cyanide implemented by Sasol from around June 2021. These price increases were implemented in reaction to changes in market conditions. The complainants alleged that these price increases are excessive, exclusionary and amount to a constructive refusal to supply when it is economically feasible to do so. The Commission made extensive information requests as part of its investigation and engagements between Sasol and the Commission continue.

Dispute between Sasol Oil, Total and Transnet for tariff applicable to conveyance of crude oil

Sasol Oil (Pty) Ltd (Sasol Oil) and TotalEnergies Marketing South Africa (Pty) Ltd (TotalEnergies) have been involved in legal proceedings with Transnet over a number of years. On 18 June 2024, the High Court handed down judgement in favour of Sasol Oil and TotalEnergies against Transnet. In the judgement, Transnet was ordered to make payment to Sasol Oil of the amount of R3,9 billion plus interest. Transnet sought leave to appeal this High Court judgement. However, the application for leave to appeal was dismissed by the High Court and SCA respectively. After the SCA on 6 February 2025 dismissed its application for leave to appeal Transnet brought an application for the SCA to reconsider its application for leave to appeal. As a result of this reconsideration application, the High Court judgement order, and thus the associated payment by Transnet, remained suspended at the time.

Separately in August 2024, the High Court heard an action instituted by Transnet against Sasol Oil to recover an amount of R855 million (exclusive of value added tax (VAT) plus interest) from Sasol Oil in respect of Sasol Oil’s shortfall payments of its crude oil invoices over the period between December 2020 and May 2023. Judgement in this matter remained pending at the time.

Sasol Oil and Transnet engaged in a mediation process to resolve the ongoing disputes. On 18 May 2025, Sasol Oil and Transnet signed an agreement to settle their respective disputes. This became effective on 23 May 2025 when all the suspensive conditions were fulfilled. In alignment with the terms of this settlement agreement, Transnet made a payment to Sasol Oil of R4,3 billion (exclusive of VAT) on 30 June 2025 in full and final settlement of the abovementioned legal proceedings and withdrew its pending claim against Sasol Oil.

Sasol Oil (Pty) Ltd / SFT Energy (Pty) Ltd Claim

Sasol Oil was party to an agreement for the supply of various product grades with SFT Energy. The duration of the agreement was 6 months, from July 2023 to December 2023. Sasol Oil agreed to supply ULP95, ULP93, Diesel and Illuminating Paraffin to SFT Energy. However, the claim from SFT Energy is only in relation to the supply of Diesel. As part of the agreement, a particular volume of Diesel to be supplied by Sasol Oil was agreed with SFT Energy.

SFT Energy alleges that Sasol Oil breached the agreement in that for each month during the duration of the agreement, they placed Diesel orders and Sasol Oil reduced the volumes of supply without prior notice to them. In addition, SFT Energy alleges that Sasol Oil failed to formally notify SFT Energy of the events which resulted in Sasol Oil’s inability to supply the Diesel as required in terms of the agreement.

Based on the alleged breach of the supply agreement SFT Energy is claiming damages of R1,2 billion (plus interest from date of the summons). The claims relate to amongst others, loss of sales and claims of loss of financial facilities by SFT Energy.

After receipt of the summons on 25 June 2025 Sasol Oil filed a notice of its intention to defend the claim. On 12 August 2025 a further summons was served on Sasol Oil in terms of which SFT Energy is claiming damages of R2,2 billion (plus interest from the date of summons).  Sasol Oil instructed its attorneys to file a further notice of intention to defend this second matter.

The Sasol Oil legal and business teams are evaluating the facts of the matter in order to comprehensively determine the defences Sasol Oil has and which will serve as a basis for its responses to the claims in due course. It should be noted that the claims from SFT Energy are consequential/indirect in nature and the agreement has a limitation of liability clause which limits all claims in terms of the agreement only to direct damages.

Litigation of Sasol Mining in three litigation matters relating to occupational diseases

A judgement by the CC in 2011 confirmed the right of employees in the mining industry who contracted certain occupational diseases to claim damages from their employers. Similar cases have also been threatened against participants in the coal sector of the mining industry. As a result, Sasol Mining is currently the defendant in three separate litigation matters.

The plaintiffs in the first matter involving 22 individual cases though not a class action, allege that they contracted coal-dust-related lung diseases, while in Sasol Mining’s employment. Two plaintiffs passed on after the matter commenced and their claims were subsequently withdrawn. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company failed to comply with various sections of the Mine Health and Safety Act (including various regulations issued in relation to the Mine Health and Safety Act) and failed to take effective measures to reduce the exposure of mine workers to coal dust. The plaintiffs allege that all of the above increased the risk for workers to contract coal-dust-related lung diseases.

The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R67,7 million in total. Sasol Mining is defending the claims.

As the trial has not yet commenced and a response from the plaintiffs to our request for further particulars is still being awaited, it is not possible at this stage to estimate the likelihood that the plaintiffs will succeed with their claim and if successful, the quantum of damages that the court would award. Therefore, no provision has been raised as of 30 June 2025.

The remaining two matters involve single plaintiffs, in which the legal process is ongoing, and no trials have commenced.

Criminal proceeding under the National Environmental Management Act 108 of 1998, the National Environmental Management: Waste Act and the National Water Act against SSA

Following the conclusion of a criminal investigation initiated in April 2021 and conducted by the Environmental Management Inspectorate, summons instituting criminal proceedings by the National Prosecuting Agency was served on SSA citing the company as the accused.

The company was charged with five counts relating to alleged contraventions by the Secunda Operations of the National Environmental Management Act 108 of 1998 and the National Environmental Management: Waste Act, 59 of 2008 and the National Water Act, 36 of 1998.

On 15 July 2025, the State withdrew all the charges against the Company. Insofar as the matter was withdrawn, the State can reinstitute the criminal prosecution on the same charges at its discretion. However, currently there is no longer any pending prosecution against Sasol in respect of these charges.

Dispute between Murray & Roberts Power and Energy (Murray & Roberts) and Sasol

SSA had been involved in a dispute which had been placed before an Arbitrator in respect of alleged additional costs incurred by Murray & Roberts amounting to approximately R322 million associated with alleged delays experienced and additional work it had to execute as part of the completion of the Coal Tar Filtration Project East at Secunda Operations. The dispute was subsequently settled between the parties and Sasol agreed to pay Murray and Roberts an amount of R60 million in full and final settlement of all claims in relation to or in connection with the dispute.

Payment of the settlement amount was made on 24 October 2024 and the matter is now closed.

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

Environmental obligation

Sasol’s environmental obligation accrued at 30 June 2025 was R14 112 million compared to R16 524 million at 30 June 2024. Due to uncertainties regarding future costs, the potential loss in excess of the amount accrued cannot be reasonably determined.

Regulation

The South African government has, over the past 26 years, introduced a legislative and policy regime with the imperative of redressing historical social and economic inequalities, as stated in the Constitution of the Republic of South Africa Act, 108 of 1996 (the Constitution). This is being done by way of the empowerment of historically disadvantaged South Africans (HDSAs) in the areas of ownership, management and control, employment equity, skills development, procurement, enterprise development and socio-economic development.

Most of our operations are based in South Africa, but we also operate in numerous other countries. In South Africa, we operate coal mines and a number of production plants and facilities for the storage, processing and transportation of raw materials, products and waste related to coal, oil, chemicals and gas. These facilities and the respective operations are subject to various laws and regulations that may become more stringent and may, in some cases, affect our business, operating results, cash flows and financial position.

Our business activities in South Africa relating to coal mining, petroleum production, distribution and marketing of fuel products, electricity and gas are subject to regulation by various government departments and independent regulators. Refer to “Item 3.D—Risk factors” for details on particular aspects of regulations affecting our business activities.

Empowerment of HDSAs

Black Economic Empowerment (BEE) policies and legislation

B-BBEE Act

Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing B-BBEE. The key elements of this framework are the B-BBEE Act and the Codes of Good Practice (for B-BBEE issued by the Minister of Trade and Industry in terms of the B-BBEE Act (Codes) This includes the Charters (i.e. the Mining Charter) and Liquid Fuels Charter (LFC) adopted by the various sectors within which Sasol operates businesses and compliance is measured in the related scorecards.

Our most recent certification in terms of this legislation, issued in September 2024, for Sasol Limited is level 2, the same as in the previous year and SSA puts us at an improved contributor status of level 1. This improved contributor level makes Sasol a more attractive supplier of products to our customers in South Africa because the contributor level of their suppliers impacts the B-BBEE contributor status of such customers.

Sasol continues to entrench transformation within the organisational culture, enhancing its commitment as a good corporate citizen.

Sasol Khanyisa transaction

In phases from March 2018, Sasol implemented Sasol Khanyisa, a new B-BBEE ownership transaction which was structured to comply with the revised B-BBEE legislation in South Africa when the Sasol Inzalo transaction came to an end in 2018. By implementing the Sasol Khanyisa transaction, the Company sought to ensure ongoing and sustainable B-BBEE ownership credentials.

The accounting recognition and measurement principles applied to the Sasol Khanyisa transaction are the same as those applied to the Sasol Inzalo transaction, as the substance of both transactions was the same. Based on the underlying assumptions made by Sasol, the total IFRS 2 charge associated with Sasol Khanyisa is R6,5 billion over the life of the transaction; to date R6,3 billion has been recognised. The only unvested portion of the transaction relates to the employee share ownership plan.

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

The Upstream Petroleum Resources Act 23 of 2024

On 26 October 2023, the Upstream Petroleum Resources Development Bill (the Upstream Petroleum Bill) was passed by the South African National Assembly (the National Assembly). The National Assembly approved the Upstream Petroleum Bill and among key changes were (a) 20% interest in exploration or production operations being allocated to the state free of payment and (b) a change to the licensing regime with exploration, which under the Upstream Petroleum Bill is now regarded as part of the production period.

The Upstream Petroleum Bill did not feature any fiscals and a “Money Bill” is expected to be issued in the future by the National Treasury. On 25 April 2024, the Upstream Petroleum Bill was passed by the National Council of Provinces and was sent to the President of the Republic of South Africa for signature. The Upstream Petroleum Bill was finally assented to by the President on 25 October 2024 and published in the Government Gazette on 29 October 2024. Per South African law, an act will only come into effect on a date to be fixed by the President by further proclamation in the Government Gazette which is likely to be made after the regulations are finalised. The regulations were published on 14 April 2025 and are currently subject to a public consultation period. There is no estimated timeline for the finalisation of the consultation period.

Liquid Fuel Charter

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

The DMPR in concurrence with the Department of Trade and Industry initiated a process to establish a sector charter (the Petroleum and Liquid Fuels Sector Charter) to supersede the LFC in terms of section 12 of the B-BBEE Act. While this process may impact on the B-BBEE obligations of Sasol’s businesses in the South African energy industry, the timing of completion, the outcome and potential effects of this process on Sasol cannot be assessed at this time.

The Restitution of Land Rights Act 22 of 1994

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

Mining rights

Sasol Mining is the holder of mining rights granted by the DMPR in respect of its operations in the Mpumalanga and Free State provinces in South Africa.

In respect of the Secunda mining complex in Mpumalanga, Sasol Mining holds three mining rights situated within the Bethal, Secunda, Highveld Ridge, Balfour and Standerton magisterial districts. These mining rights were granted for periods between 20 and 30 years. The Secunda complex mining right is valid until 28 March 2040 and Sasol Mining can apply to the DMPR for renewal of the right for a further maximum period of 30 years. The Block IV and Alexander Block mining rights are also situated in the Secunda area and remain valid until 27 August 2037 and 21 January 2048 respectively. The Mooikraal mining right near Sasolburg in the Free State is valid until 28 March 2040.

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

Environmental regulation

The Constitution contains the underlying right to an environment which is not harmful to health or well-being of people which right must be given effect to by environmental legislation in South Africa. The South African National Environmental Management Act, 107 of 1998 is therefore the framework act which primarily aims to give effect to the Constitutional environmental right. It also underpins specific environmental management acts, such as the National Environmental Management: Waste Act, 59 of 2000 (the National Environment Management: Waste Act), the National Water Act, 36 of 1998, and the National Environmental Management: Air Quality Act, 39 of 2004 which all, in turn, regulate specific environmental media and the associated regulation of potential impacts thereon. The National Environmental Management: Waste Act also specifically regulates the process for management of contaminated land. These Acts also provide for enforcement mechanisms as well as provisions for the imposition of criminal sanction. These also apply to mining activities.

Apart from South Africa’s international commitments, the Climate Change Bill was signed into law on 18 July 2024 and published as the Climate Change Act, 2022 on 23 July 2024. The Act came into effect on 17 March 2025. At a high level, the most significant impact of the Act for the private sector is the framework for the regulation of GHG-emitting activities and for government departments GHG emitting sectors, however, no specific penalties are provided for the failure to comply with the prescribed mitigation instruments (i.e., carbon budgets and sectoral emission targets). Furthermore, a person to whom a carbon budget has been allocated must prepare and submit to the Minister, for approval, a GHG mitigation plan. Until the regulations for carbon budgets are published, Sasol will continue to submit progress reports on its pollution prevention plans (mitigation plans) in terms of the National Pollution Prevention Plan Regulations (the Pollution Prevention Regulations) referred to below, which in the interim serve as governing regulations in terms of the Climate Change Act.

Sasol continues to engage with the government on the imposition of mandatory carbon budgets. Sasol’s engagement focuses on the need for the alignment of mitigation instruments in an effort to create long-term policy and regulatory certainty. Although not mandatory, Sasol participated in the first phase of the carbon budget process and received and agreed to its allocated carbon budget, which was in place until the end of calendar 2020. We received the second voluntary carbon budget for the next five years until 2025. A preliminary allocation was received which was reduced based on our national GHG inventory. The GHG and the Pollution Prevention Regulations were promulgated in April and June 2017 respectively and subsequently revised. Sasol continues to submit its GHG data annually, as well as progress on its approved pollution prevention plans. The Carbon Tax Act, 15 of 2019 was signed into law in May 2019 and came into effect on 1 June 2019. National Treasury undertook a process to increase the carbon tax rates (as per the 2022 National Budget) culminating in higher tax rates for 2026 to 2030.

For information see “Item 3.D—Risk factors-Risks related to our sustainability”.

Hazardous substances

Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided for in various laws, regulations and incorporated standards on the use, handling (including classification and labelling), storage and transport thereof. These laws and regulations are aligning with international commitments on safe chemicals management, including the GHS. Primary laws in this regard include the Hazardous Substances Act 15 of 1973 (the Chemicals Act) and the Hazardous Chemicals Agent Regulations under the Occupational Health and Safety Act.

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

United States

In the US, we operate a number of plants and facilities for the storage and processing of chemical feedstock products. Sasol’s US operations are subject to numerous laws, regulations and ordinances relating to safety, health and the protection of the environment, and non-compliance with these laws, regulations and ordinances could lead to a material adverse impact on Sasol’s ability to operate in the US. Climate change policy continues to be developed at the federal and state level, and to some extent, through the judicial system. Our operations in the US remain regulated at the federal, state, and local level relating to health, safety, environment, and community impact. In the US, we anticipate continuing to respond to the regulatory environment through existing systems and control technologies as well as through efficiency and control technology reviews and improvement opportunities where appropriate, in order to minimise the impact of the current and future regulations on our US operations.

Hazardous substances are regulated pursuant to multiple federal laws including the Toxic Substances Control Act of 1978, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 and by a labelling standard that incorporates the requirements of the GHS into occupational health and safety legislations. Chemical manufacturers and importers are required to evaluate the hazards of the chemicals they produce or import and prepare labels and safety data sheets to convey the hazard information to their downstream customers.

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

In Qatar, we participate in a joint venture owning and operating a GTL facility involving the production, storage and transportation of GTL diesel, GTL naphtha and Liquified Petroleum Gas (LPG). These operations are subject to numerous laws and ordinances relating to safety, health and the protection of the environment.

Our operations in the respective jurisdictions are subject to numerous laws and regulations relating to exploration and mining rights and the protection of safety, health and the environment.

4.C Organisational structure

Sasol Limited is the ultimate holding company of the Sasol group of companies.

SSA, a subsidiary of Sasol Limited and a company incorporated in South Africa, primarily holds our operations located in South Africa. A number of other subsidiaries incorporated in South Africa, including Sasol Oil, Sasol Mining Holdings (Pty) Ltd, Sasol Gas, Sasol Middle East and India (Pty), Sasol New Energy Holdings (Pty) Ltd and Sasol Africa (Pty) Ltd, also hold our interests in operations in South Africa, other parts of Africa and the Middle East. Sasol Financing Limited and Sasol Financing International Limited, responsible for the management of cash resources and investments, are wholly owned and incorporated in South Africa. Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in South Africa, primarily holds our interests in Sasol group companies incorporated outside of South Africa, including Sasol European Holdings Limited (United Kingdom), Sasol (USA) Corporation (United States), Sasol Holdings (Asia Pacific) (Pty) Ltd (South Africa), Sasol Holdings (USA) (Pty) Ltd (South Africa), Sasol Chemical Holdings International (Pty) Ltd (South Africa) and their respective subsidiaries.

See Exhibit 8.1 for a list of our significant subsidiaries and significant jointly controlled entities.

4.D Property, plants and equipment

Refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment” for further information regarding our property, plant and equipment.

Southern Africa Energy and Chemicals Business

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

Our Mining segment operates six collieries for the supply of coal to the Secunda Operations, Sasolburg Operations (utility coal only) and the external market. The annual production of each colliery, the primary market to which it supplies coal and the location of each colliery are indicated in the table below:

			Nominated
			capacity	Production (Mt)(3)
Colliery	Location	Market	per year (Mt)(2)	2025	2024	2023
Bosjesspruit	Secunda	Secunda Operations	4,9	4,1	5,0	5,5
Impumelelo	Secunda	Secunda Operations	4,1	3,8	4,3	4,7
Shondoni	Secunda	Secunda Operations	5,0	5,6	5,8	6,1
Syferfontein	Secunda	Secunda Operations	8,7	8,4	7,9	7,6
Twistdraai Thubelisha	Secunda	Export/Secunda operations (1)	8,6	7,5	8,1	7,7
Sigma : Mooikraal	Sasolburg	Sasolburg Operations	1,1	1,0	1,2	1,2
				30,4	32,3	32,8
Production tons per continuous miner (mining production machine) per shift including off-shift production (4) (t/cm/shift)				931	983	951
(1)	The secondary product from the export beneficiation plant is supplied to Secunda Operations. From financial year 2026, no secondary product will be produced, all coal from Twistdraai Thubelisha will be supplied to Secunda Operations.
(2)	The nominated capacity of the mines is the expected production of that mine and does not represent the total maximum capacity of the mine.
(3)	Production excludes externally purchased coal.
(4)	Offshift production is a legally permitted, voluntary shift system allowing mine workers to produce coal on their non-working shifts. This shift system provides the mine with a flexibility option to catch up on production shortfall. The mine workers are remunerated for this production on a cost per ton basis.

Processing operations

Coal export business— Secunda Operations.

We started the coal export business in August 1996. Run of mine (ROM) coal is sourced from the Twistdraai Thubelisha Colliery (nominated capacity 8,6 Million tons (Mt)). The export beneficiation plant has a design throughput total capacity of 10,5 Mt per annum. In 2025, we produced 7,5Mt from Twistdraai Thubelisha Colliery and purchased external coal of 1Mt of which we beneficiated 8,1Mt and 0,4Mt was bypassed to Sasol Coal Supply.

ROM coal is transported via an overland conveyor belt to the export beneficiation plant from the Twistdraai Thubelisha Colliery. The export product is loaded onto trains by means of a rapid loadout system and then transported to the Richards Bay Coal Terminal (RBCT) in KwaZulu-Natal.

Sasol Mining has a 4,20% shareholding in RBCT and Sasol Mining’s entitlement on an 81 Mt per year RBCT capacity is 4,29%, which translates to 3,47 Mt per year. Actual export volumes for 2025 were 2,3 Mt.

The export beneficiation plant is expected to be converted to a destoning plant by December 2025 and all ROM coal mined from Twistdraai Thubelisha is expected to go through the destoning plant for quality improvement after which the ROM coal will be sent to the Sasol Coal Supply facility for blending before delivery to Secunda Operations.

Sasol Coal Supply—Secunda Operations.

Sasol Coal Supply operates the coal handling facility between our Mining segment and Secunda Operations by stacking and blending coal on six live stockpiles. The overland conveyors from the mining operations to the coal handling facility are, in total, approximately 120 kilometres (km) long and also form part of the Sasol Coal Supply operation.

The operation has a live stockpile capacity of 720 000 tons, which is turned over around 1,2 times per week. In addition, there is a targeted strategic stockpile capacity of more than 2,0 Mt. Sasol Coal supply also handles the coal purchased from independent coal producers which supplements the coal supply from Sasol Mining. The objectives of this facility are:

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

The daily coal supply to Secunda Operations was approximately 92 000 tons for 2025.

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

Core recovery exploration drilling.

This is the primary exploration technique that is applied in all exploration areas, especially during reconnaissance phases. In and around operational mines, the average vertical borehole density varies from 1:10 to 1:15 (boreholes per hectare), while in medium term mining areas, the average borehole density is in the order of 1:25. Depths of the boreholes drilled vary, depending on the depth to the PreKaroo basement, from 160 metres (m) to 380 m. The major application of this technique is to locate the coal horizons, to determine coal quality and to gather structural information about dolerite dykes and sills, and the associated devolatilisation and displacement of coal reserves. This information is used to compile geological models and forms the basis of geological interpretation.

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

Horizontal drilling.

This technique is applied to all operational underground mines and supplies short term (minimum three months) exploration coverage per mining section. No core is usually recovered, unless recovered to confirm the presence of dolerite intrusions. The main objective is to locate dolerite dykes and transgressive sills intersecting the coal mining horizon, by drilling horizontal holes in the coal seam from a mined-out area. A drilling reach of up to 1 km is possible, although the average length is usually 800 m in undisturbed coal.

Aeromagnetic surveys

Many exploration areas are usually aeromagnetically surveyed before the focused exploration is initiated. The main objective is to locate magnetic dolerite sills and dykes, as well as large-scale fault zones.

Geophysical wireline surveys of directional boreholes

Geophysical surveys are routinely conducted in the completed directional drilled boreholes. This results in the availability of detailed information leading to increased confidence of the surface directional drilling results.

Secunda Operations

The coal supplied to Secunda Operations is the raw coal mined from the four mines supplemented by external coal purchases, supplying Secunda Operations and the secondary product from the export beneficiation plant. From July 2025, all ROM coal from Twistdraai Thubelisha are sent to Secunda Operations.

Extensive geological exploration has been carried out in the coal resource areas. Further exploration is undertaken to update and refine the geological models. This allows for accurate forecasting of geological conditions and coal qualities, and also effective planning and utilisation of coal reserves.

Computation and storage of geological information

Geological information is stored in the acQuire database. Regular data validation and quality checking is conducted through several in-house methods. Data modelling is conducted by manual interpretation and computer-derived geological models, using the Minex 6.5.5 edition of the GEOVIA/MINEX software. Reserves and composite qualities are computed using established and recognised geostatistical techniques.

General stratigraphy

The principal coal horizon, the Number 4 Lower Coal Seam, provides some 95,60% (2024—90,29%) of the total proved and probable reserves. The Number 4 Lower Coal Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permocarboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest from bottom up.

The Number 4 Lower Coal Seam is a bituminous hard coal, characterised by the following borehole statistics as at 31 March 2025:

●	the depth to the base of the seam ranges from 40 m to 241 m with an average depth of 135 m below the surface topography. All the current mining done on this seam is underground;
●	the floor of the seam dips gently from north to south at approximately 0,5 degrees;
●	the thickness of the seam varies in a range up to 10 m with a weighted average thickness of 3,7 m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement highs;
●	the inherent ash content (air dried basis) is an average 27,73%;
●	the volatile matter content is tightly clustered around a mean of 22,66% (air dried); and
●	the total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,03% of the total mass of the coal.

The other potential coal seam is:

●	the Number 2 Coal Seam at Shondoni colliery and Impumelelo colliery, which has been included in our resource base, as indicated resources.

Reserve estimation (remaining reserves at 31 March 2025)

A techno-economic review of the Number 2 Seam at Shondoni and Impumelelo Collieries was conducted during 2025. The review determined that these assets previously classified as probable reserves should be reclassified as indicated resources (Table 7). This is primarily due to the cost of capital associated with accessing these assets, as well as the current coal quality requirements of Sasol Synfuels.

We have approximately 3,1 billion tons (Bt) (2024—3,6 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 1,0 Bt (2024—1,1 Bt) of recoverable reserves. The coal reserve estimations are set out in Table 1 that follows. Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda Operations. The reserve disclosure in this section includes our Mining segment’s total coal resources and reserves available for mining operations in Secunda. These reserves have not been adjusted for the synthetic oil reserves reported in the “Item 18 – Financial Statements - Supplemental Oil and Gas information”. The different reserve areas are depicted on the map on page M-1, as well as whether a specific reserve area has been assigned to a specific mine.

The coal reserve estimations in this table were compiled under supervision of Mr. Viren Deonarain, Head of Coal Geology at Sasol Mining, who is considered a Qualified Person as defined hereunder. The South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition) when discussing competence and responsibility in paragraph 7, states that documentation detailing exploration results, mineral resources and mineral reserves from which a public report is prepared, must be prepared by, or under the direction of, and signed by a Qualified Person. Paragraph 9 states: a ‘Qualified Person’ is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised

Overseas Professional organisation (each as defined therein). The Qualified Person must comply with the provisions of the relevant promulgated acts. The reserves and resources modelling process and geological models were audited by an independent consultancy, WSP Golder, in August 2022. The audit verified that the geological models, reserves and resources estimates were a fair reflection of the data on which they were based and conformed to internationally accepted reporting standards.

The latest coal resource/reserve estimations were determined by following the same process. The estimation of the proved reserves is compliant with the definition and guidelines as stated in the modernised SEC Regulation S-K subpart 1300.

The following internal controls are used in the exploration and mineral reserve estimation:

●	The “Resources and Reserves” document is compiled for submission to the Sasol Mining board of directors for approval by the Company Secretary Energy. Before submission, the Vice President Integration and Mine Deployment performs a high-level reasonableness review (sense-check) to ensure that the detailed process was followed. This process includes a mass balance reconciliation; and
●	The Vice President Integration and Mine Deployment checks the reconciliation of Form 20-F information provided in Table 4 of the Synthetic Oil section of the “Item 18 – Financial Statements -Supplemental Oil and Gas information” to confirm that the information disclosed for the most recently closed financial year is accurate, complete and consistent with the Sasol Mining board-approved resource and reserve statement and only includes coal to liquid resources and reserves.

Those involved in the reserves and resources estimation process are sufficiently qualified. The Head of Coal Geology at Sasol Mining signs off on the process and is classified as a Competent Person as defined by the South African Council for Natural and Scientific Professionals.

Table 1.

Coal reserve estimations(1) as at 31 March 2025, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the MPRDA.

	Gross in		Mine
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated		Ave Rom	Ave Sales
	resource(1)	discount	losses	rate	reserves(2)	yield(3)	Proved/	Cash Cost	Cost
Reserve area	(Mt)(4)	(Mt)(4)	(Mt)(4)	(%)	(Mt)(4)	(%)	probable	(R/t)	(R/t)
Shondoni colliery, number 4 seam	339	45	58	56	115	100	Proved	533	735
Bosjesspruit colliery	89	6	47	55	27	100	Proved	533	735
Bosjesspruit colliery	38	2	9	45	12	100	Probable	533	735
Syferfontein colliery	344	55	78	62	124	100	Proved	533	735
Alexander Block	498	100	74	46	107	100	Proved	533	735
Alexander Block	—	—	—	—	16	100	Probable	533	735
Twistdraai Thubelisha colliery	496	95	46	51	202	P30,S44	Proved	533	735
Impumelelo, Block 2, number 4 seam	657	99	89	52	192	100	Proved	533	735
Block 2 South, number 4 seam	363	98	49	54	123	100	Probable	533	735
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable	533	735
Block 3 South	141	38	19	57	52	100	Probable	533	735
Total Secunda area	3 098				1 015

Table 2.

Coal reserve estimations(1) as at 31 March 2025, in the Sasolburg area where Sasol Mining has converted mining rights (signed on 29 March 2010) in terms of the MPRDA.

								Ave
	Gross in		Mine					Rom	Ave
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated		Cash	Sales
	resource(1)	discount	losses	rate	reserves(2)	yield(3)	Proved/	Cost	Cost
Reserve area	(Mt)(4)	(Mt)(4)	(Mt)(4)	(%)	(Mt)(4)	(%)	probable	(R/t)	(R/t)
Sigma Mooikraal	153	13	33	52	19	100	Proved	933	1 217
Total Mooikraal area	153				19
(1)	The gross in situ coal resource is an estimate of the coal tonnage, contained in the full coal seam above the minimum thickness cut off and relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.
(2)	The recoverable coal reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors and the addition of dilatants such as moisture and contamination.
(3)	The P% of P30 refers to the export product yield from the recoverable coal reserve and the S% of S44 refers to secondary product yield, which will be supplied to the Secunda Operations. The balance of this is discard material.
(4)	Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

Table 3.

Coal qualities, on an air-dry basis, in respective coal reserve areas, where Mining has converted mining rights in respect of the Secunda mining complex in terms of the MPRDA.

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

Table 4.

Coal qualities, on an as received basis, in respective coal reserve areas, where Mining has converted mining rights in the Secunda mining complex in terms of the MPRDA.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(as received)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(as received
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Shondoni colliery	Wet	4,3	3,0	Assigned	Steam	20,3	0,9
Bosjesspruit colliery	Wet	4,0	4,0	Assigned	Steam	18,5	0,8
Syferfontein colliery	Wet	4,8	4,3	Assigned	Steam	21,5	0,9
Twistdraai Thubelisha colliery	Wet	4,4	4,7	Assigned	Steam	19,8	1,1
Impumelelo, Block 2, number 4 seam	Wet	3,7	4,0	Assigned	Steam	18,1	1,2
Alexander Block	Wet	4,5	4,5	Unassigned	Steam	20,6	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	17,6	1,2
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	16,9	0,7
Block 3 South	Wet	3,6	3,6	Unassigned	Steam	21,1	0,7

Table 5.

Coal qualities, on an air-dry basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in respect of the Sasolburg area in terms of the MPRDA.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(air dry)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(air dry
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Sigma: Mooikraal	Wet	3,8	n/a	Assigned	Steam	19,8	0,6

Table 6.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in the Sasolburg area in terms of the MPRDA.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(as received)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(as received
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Sigma: Mooikraal	Wet	3,8	4,0	Assigned	Steam	19,0	0,5

Table 7.

Coal resource estimations (1) as at 31 March 2025, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the MPRDA.

			Heat	Average
			Value	Inherent		Volatile
		Gross in situ	(air dry)	Moisture	Sulphur	Matter
	Resource	Coal Resources	basis	Content	(air dry basis)	(air dry basis
Reserve block	classifications	(mt)	MJ/kg	%	%	%
Shondoni Colliery C2	Indicated	61	17,7	3,4	1,3	22,8
Impumelelo C2	Indicated	383	20,5	3,3	0,8	20,5

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

In respect of Mpumalanga, Sasol Mining holds three mining rights for coal situated within the Bethal, Secunda, Highveld Ridge, Balfour and Standerton magisterial districts with DMPR reference numbers MP 30/5/1/2/2/138 MR, MP30/5/1/2/2/10096 MR and MP30/5/1/2/2/10125 MR respectively. The current mining rights are still valid for periods between 12 and 15 years and may be renewed upon application to the DMPR for further periods each of which may not exceed 30 years at a time, allowing Sasol Mining to provide a continuous and steady coal supply to Secunda Operations, which beneficiates the coal into higher value and in most cases, end-line products. The bulk of Sasol Mining’s operations in Secunda falls within the Secunda Complex 138 MR mining right, which was converted from old order mining licences. The 138 MR mining right has since its conversion to a new order mining right been amended to include various properties held under prospecting and mining rights which were either applied for and granted by the

DMPR or were acquired from third parties and ceded to Sasol Mining. The 10096 MR mining right which Sasol Mining refers to as its Block IV mining right was granted in 2017 and the 10125 MR mining right referred to as Alexander was granted by the DMPR in 2018 and ceded to Sasol Mining during the same year.

Gas

Our natural oil and gas operations are managed by our regional operations and asset services as part of the Gas segment. As of 30 June 2025, we held equity in two producing assets with proved reserves in Mozambique. We also have equity in exploration licences in Mozambique and South Africa.

In the narrative sections below, unless stated otherwise, all quantitative statements refer to gross figures. The tabular information which follows the narrative provides:

●	total gross and net developed and undeveloped acreage of our natural oil and gas assets and exploration licences by geographic area, at 30 June 2025;
●	the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled, at 30 June 2025;
●	capitalised natural oil and gas exploratory well costs at the end of the last three years and information about the continued capitalisation of natural oil and gas exploratory well costs, at 30 June 2025;
●	details about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells, at 30 June 2025; and
●	average sales prices and production costs, of natural oil and gas, for the last three years.

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

The maps on pages M-3 to M-4 show the location of our assets and exploration licences.

Mozambique

Licence terms

Development and production

In Mozambique, we have interests in two onshore assets, both are now producing, the PPA with proved developed reserves, and in the case of PSA, proved undeveloped resources with additional facilities being commissioned for beneficial operations. The first producing asset is the Pande-Temane PPA licence (301,1 thousand developed net acres). Our subsidiary Sasol Petroleum Temane Limitada, the operator, holds a 70% working interest in the PPA. The PPA expires in 2034 and carries two possible five-year extensions. There is no requirement to relinquish any acreage until the expiry of the PPA.

The second producing asset is the PSA licence (340,8 thousand undeveloped net acres and 43,6 thousand developed net acres) where we are currently developing oil and gas reservoirs contained in the Pande, Temane and Inhassoro fields. The PSA commenced production from the Temane G8 reservoir through two wells in May 2024 followed by an additional well in the Inhassoro G6 in March 2025. Our subsidiary, Sasol Petroleum Mozambique Limitada (SPM), the operator, holds a 100% working interest. Under the terms of the current PSA licence, Empresa Nacional de Hidrocarbonetos de Moçambique E.P. (ENH) as the licence holder is entitled to a profit share of production. The PSA field development plan amendment approval for Inhassoro, Temane and Pande was received on 29 September 2020 with a production period of 30 years expiring on 28 September 2050. There is no requirement to relinquish any acreage until the expiry of the individual development areas.

Exploration

We have interests in one operated onshore licence, PT5-C, and had an interest in one offshore exploration licence, Angoche A5A (non-operated). Block A5-A in the offshore Angoche Area covers an area of 115,7 thousand undeveloped net acres. Our subsidiary, Sasol Mozambique A5-A Limitada (SMA5-A) had a 10% participating interest in the licence. The licence was relinquished on 31 December 2024. The onshore block PT5-C in the Pande-Temane Area originally covered an area 521,0 thousand undeveloped net acres. Our subsidiary, Sasol Mozambique PT5C Limitada holds a 70% working interest, as operator, and ENH holds a 30% interest, carried through the pre-development period.

Following the discovery of gas in the Bonito-1 well G9 reservoir, a two-year appraisal plan was submitted to the regulator (INP) and approved in August 2023. The plan included drilling of an appraisal well (Bonito-2), which was drilled in last quarter 2024 and successfully tested in second quarter 2025 calendar years. Upon entry into the second exploration sub-period on 1 January 2024, 20% of the initial acreage (excluding any discovery areas) was relinquished. The second exploration period carried a minimum commitment of an exploration well which was drilled in third quarter of 2024 calendar year (Albacora-1). The well was plugged and abandoned as a dry hole. A discretionary exploration well (Baobab-1) was drilled in last quarter calendar year 2024 and natural gas was discovered at the G8 reservoir level; the well was carried forward to fulfil the one well drilling commitment for the third exploration sub-period. A two-year appraisal plan was submitted in December

2024. The appraisal plan is still under negotiation with the INP. The second exploration sub-period ended on 31 December 2024. Upon entry into the third exploration sub-period on 1 January 2025, a further 20% of the initial acreage (excluding any discovery areas) was relinquished. The current licence area is 369,2 thousand undeveloped net acres following the 40% relinquishment to date. The impairment of PT5-C at 30 June 2025 was primarily driven by a decision to pause appraisal and further development activities associated with the asset and explore further opportunities to unlock value. A final investment decision has not been taken on this license.

Activities

Development and production

In the PPA licence, at 30 June 2025, well stock was 26 wells. One well (Pande 19) was plugged and abandoned, and two wells (Temane 31 and Temane 32) commenced production.

The Infield Compression project, one of the PPA projects being implemented has reached Final Investment Decision (FID) and obtained Field Development Plan (FDP) amendment approval, resulting in an incremental addition of approximately 30 billion cubic feet to the undeveloped reserves. These volumes are expected to be converted to developed reserves by the end of calendar year 2026.

Under the PSA, following approval of the field development plan amendment in September 2020 and final investment decision in February 2021, work to deliver the field development scope (oil and gas wells and gathering system and integrated gas, oil and LPG processing facilities) commenced. The 3-D seismic data acquisition and processing over the Pande and Inhassoro fields was concluded in 2022. Drilling and workover activities commenced on 7 August 2021 using the rig contracted for an integrated drilling campaign, servicing the PPA, PT5-C and PSA licences. Two Temane wells commenced production in May 2024 and one Inhassoro well commenced production in March 2025 through the Initial Gas Facilities (IGF) that achieved beneficial operation in November 2023. The integrated gas, oil and LPG processing facilities (IPF) reached “ready for commissioning” status in June 2025 and are on track to achieve beneficial operation during the last quarter of calendar year 2025. The project costs are trending within the approved US$760 million, with total field development spend as at 30 June 2025 amounting to US$657,8 million.

Capitalised exploratory well costs

At 30 June 2025, there were no exploratory well costs capitalised.

Facilities and productive wells

Natural gas and condensate are produced from the Pande-Temane PPA and PSA asset facilities, at the Central Processing Facility (CPF) and IGF on a site of approximately 400 000 square metres, located some 700 km north of Maputo, the capital of Mozambique. Production from the Temane and Pande fields is routed from production wells via infield flowlines and pipelines to the CPF and IGF respectively. The design capacity of the CPF and IGF is 491 million and 80 million standard cubic feet per day (MMScf/D) respectively of sales gas together with small amounts of associated condensate.

At 30 June 2025, there were 26 productive wells in the Pande-Temane PPA asset. At 30 June 2025, there were three productive wells in the PSA asset.

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

Production from PPA proved reserves started declining in calendar 2024, when it was no longer possible to fully supply gas at historically contracted rates. PPA condensate is currently sold to Petróleos de Moçambique, S.A., which transports the condensate by truck from the CPF for export. The contract terminates on 30 June 2026. For the PSA, a GSA is in place between SPM and ENH as joint sellers and Electricidade de Moçambique (EDM) as the buyer, signed on 31 May 2021. The buyer entered into a tolling arrangement for a gas-to-power project with an installed capacity of approximately 450 MW which is being constructed on a site at Temane. The Central Termica de Temane (CTT) project will require 23 PJ/a natural gas for a 25-year period. Gas supplied to CTT will be via the IPF when it comes online. The IPF is expected to achieve beneficial operations in the last quarter of calendar year 2025. The CTT project was originally anticipated to be completed ahead of the IPF but it has been subject to numerous delays due to poor weather conditions and most recently post-election civil unrest. Currently construction on the CTT project has been halted and is anticipated to resume during the third quarter of the calendar year 2025 while the associated power transmission network is complete and operative. Current gas reserves for the PSA are limited to volumes needed to supply CTT up to March 2034.

The IPF will also enable the production of LPG and light oil and condensate (LOC). An estimated 30 000 tonnes/a of LPG will be produced from the PSA IPF. In this regard, a LPG sales agreement was concluded between SPM, as the seller and ENH, as the buyer, dated 31 May 2021. LOC produced from the IPF will be sold to ENH, as the Government of Mozambique’s appointed buyer, but this is not currently being regarded as a reserve pending the finalisation of commercial agreements.

GSA4 in place between SPM and ENH as joint sellers and SSA as the buyer, signed on 29 June 2021, and novated to Sasol Gas effective from 1 July 2024, allows for the delivery of excess gas beyond the CTT commitment up to a maximum of 33 PJ/a, over the 25-year licence term of the PSA, and capped at a total contract quantity of 292 bscf (323 PJ). Due to the delays to CTT, GSA4 gas is currently being produced through the IGF and is anticipated to continue through the IPF once the IPF reaches beneficial operations. These volumes are not currently being regarded as reserves.

Proved reserves (all quantities are net to Sasol)

Our Mozambique proved reserves are contained in the Pande-Temane PPA and PSA assets. These represent the net economic interest volumes that are attributable to Sasol after the deduction of petroleum production tax taken in kind. The primary sales product is natural gas, with minor amounts of associated liquid hydrocarbons.

Changes to proved reserves

For the PPA, there was a decrease in proved gas reserves from 449,0 to 440,6 billion cubic feet for fiscal year 2025 due to production, offset by improved recovery relating to the maturity of the Infield Compression Project and revisions to gas initially in place and recovery from infill wells.

For the PSA, there was a decrease in proved gas reserves from 177,0 to 141,5 billion cubic feet primarily due to the delayed CTT startup against a fixed commercial cut off aligned with end of PPA License in 2034. Up to March 2034, the PSA relies on services provided from the PPA CPF. The method for providing these services after that date is currently under consideration.

Changes to proved developed reserves

Proved developed gas reserves in the PPA decreased by 26,8 billion cubic feet to 396, 9 billion cubic feet as a consequence of production, offset by revision of Pande G6 gas initially in place and proved undeveloped reserves associated with two of the Tranche 3 infill wells being converted to developed reserves.

Proved developed gas reserves for the PSA associated with early excess gas have been exhausted through production. Additional volumes of excess gas are not yet considered as reserves.

Proved undeveloped reserves converted to proved developed reserves

9,1 billion cubic feet in the PPA have been converted from undeveloped reserves to developed reserves during 2025. For the PSA, no proved undeveloped reserves were converted to proved developed.

Changes to proved undeveloped reserves

Proved undeveloped gas reserves in the PSA decreased by 29,3 billion cubic feet to 141,5 billion cubic feet as a consequence of the delay to CTT start-up.

Proved undeveloped gas reserves in the PPA increased by 18,4 billion cubic feet to 43,7 billion cubic feet as a consequence of a project maturing to undeveloped reserves offset by another project converted from undeveloped reserves to developed reserves.

Proved undeveloped reserves remaining undeveloped

The PPA asset proved undeveloped reserves are estimated to be 43,7 billion cubic feet. It is anticipated that this will be converted to developed reserves during the calendar year 2026. The PSA asset has 141,5 billion cubic feet of undeveloped reserves associated with the CTT project. Sasol’s facilities (such as IPF) are expected to be fully developed by December 2025 but the completion of the customer’s facilities is delayed. There remains a high degree of confidence that the corresponding market of customer’s facilities will be accessed in the future.

South Africa

Licence terms

In South Africa, we have an interest in one exploration licence.

Our subsidiary Sasol Africa (Pty) Ltd holds a 100% working interest (13 758,1 thousand undeveloped net acres) in the ER236 licence, offshore in the Durban Basin. Eni South Africa BV (Eni)’s equity and operatorship were transferred to Sasol following a decision by Eni not to enter the third exploration period. A decision is pending from the Petroleum Agency of South Africa on Sasol’s application to enter the third exploration period. A decision to enter the third exploration sub-period will be subject to the outcome of the judicial review on the environmental authorisation.

Activities

Exploration

No exploration activities were conducted during the financial year ended 30 June 2025 in the ER236 licence due to the currently ongoing judicial review of the ER236 environmental authorisation granted by Department of Forestry, Fisheries and the Environment.

Capitalised exploratory well costs

At 30 June 2025 there were no exploratory well costs capitalised in South Africa.

Tabular natural oil and gas information

Developed and undeveloped acreage

The table below provides total gross and net developed and undeveloped acreage, in thousands, for our natural oil and gas assets by geographic area at 30 June 2025.

Natural oil and gas
acreage concentrations		South
at 30 June 2025(1)	Mozambique(2)	Africa	Total
Developed acreage
Gross	473,7	—	473,7
Net	344,7	—	344,7
Undeveloped acreage
Gross	868,2	13 758,1	14 626,3
Net	710,0	13 758,1	14 468,1
(1)	The table does not include acreage information (neither net nor gross) pertaining to: licences from which Sasol is in a formal process of withdrawing; licence areas proposed for relinquishment owing to local regulations; or new blocks Sasol is in a process of acquiring. See the map on page M-3 to M-4 for a representation of the affected areas.
(2)	Certain licences in Mozambique overlap as they relate to specific stratigraphic horizons.

Drilling activities

The table below provides the number of net wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2025.

Number of wells drilled for the
year ended 30 June	Mozambique
2023
Net exploratory wells—dry(1)	0,8
Net exploratory wells—productive(1)	0,7
Net development wells—productive(1)	3,7
Net stratigraphic test wells—exploratory type(1)	1,0
As at 30 June 2023
Wells being drilled—gross(3)	1,0
Wells being drilled—net(3)	0,7
2024
Net development wells—productive(1)	6,0
Net stratigraphic test wells—exploratory type(2)	1,0
As at 30 June 2024
Wells being drilled—gross(3)	2,0
Wells being drilled—net(3)	1,7
2025
Net exploratory wells—dry(1)	1,0
Net exploratory wells—productive(1)	1,0
Net extension wells(4)—productive(1)	1,0
Net extension wells(4)—dry	—
Net development wells—productive(1)	2,4
Net development wells—dry(1)	—
Net stratigraphic test wells—exploratory type(2)	—
Net stratigraphic test wells—development type(2)	—
As at 30 June 2025
Wells being drilled—gross(3)	—
Wells being drilled—net(3)	—
(1)	A productive well is an exploratory, extension or development well that is not a dry well. A dry well is an exploratory, extension or development well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.
(2)	A stratigraphic test well is drilled to obtain information pertaining to a specific geological condition and is customarily drilled without the intent of being completed. Stratigraphic test wells are ‘exploratory type’ if not drilled in a known area or ‘development type’ if drilled in a known area.
(3)	The number of wells being drilled includes wells that have been drilled but have not yet been mechanically completed to enable production. Wells which are awaiting only surface connection to a production facility are considered to be completed.
(4)	An extension well is a well drilled to extend the limits of a known reservoir.

Capitalised exploratory well costs

The table below provides details about natural oil and gas capitalised exploratory well costs at the end of the last three years, showing additions and costs charged to expense.

	2025	2024	2023

	(Rand in millions)
Capitalised Exploratory Well Costs
Balance at beginning of year	506,5	510,5	50,0
Additions for the year - Costs incurred(1)	—	50,1	460,5
Charged to expense for the year	(506,5)	(54,1)	—
Balance at end of year	—	506,5	510,5

Capitalised Exploratory Well costs
Ageing at 30 June 2025	Mozambique
	(Rand in millions)
less than 1 year	—
Number of projects	—	(1)
(1)	Including actualisation of exploratory well cost written off in the previous years and excluding impact of Asset retirement obligation adjustments.

Oil and gas production facilities and productive wells

We operate production facilities in Mozambique.

The table below provides the production capacity at 30 June 2025.

Plant Description	Location	Design Capacity
Central Processing Facility	Pande-Temane PPA, Mozambique	491 MMscf/day gas
Initial Gas Facility	Pande-Temane PSA, Mozambique	80 MMscf/day gas

The table below provides the number of productive gas wells at 30 June 2025. A productive well is a producing well or a well that is mechanically capable of production.

Number of productive
wells 30 June 2025	Mozambique
Productive gas wells
Gross	29,0
Net	21,2

Sales prices and production costs

The table below summarises the average sales prices for natural gas and petroleum liquids produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sale prices and production costs
for the year ended 30 June	Mozambique(3)
(Rand per unit)
2023
Average sales prices
Natural gas, per thousand standard cubic feet	56,6
Natural liquids, per barrel	970,7
Average production cost(1)
Natural gas, per thousand standard cubic feet	9,5
2024
Average sales prices
Natural gas, per thousand standard cubic feet	53,0
Natural liquids, per barrel	947,2
Average production cost(1)
Natural gas, per thousand standard cubic feet	10,1
2025
Average sales prices
Natural gas, per thousand standard cubic feet	58,8
Natural liquids, per barrel(2)	607,9
Average production cost(1)
Natural gas, per thousand standard cubic feet	9,4
(1)	Average production costs per unit of production are calculated according to the primary sales product. Cost excludes, capital, depreciation, exploration and rehabilitation costs.
(2)	Significant decrease due to the decline in the brent crude oil price during 2025.
(3)	Production and corresponding sales commenced by the PSA after Beneficial Operation of the Initial Gas Facility on 7 May 2024. The Mozambique average sales and production cost is calculated on a weighted average volume and cost basis.

Transportation capacity

The table below provides details of the transportation capacity and location available to our Gas segment.

Design
Plant description	Location	capacity(1)
Gauteng transmission network	Gauteng	128 bscf/a
ROMPCO Pipeline	From Central Processing Facility (Mozambique) to Pressure Protection Station (Secunda) (865km)—From Mozambique to Secunda and Sasolburg	191 bscf/a
Secunda, Witbank and Middelburg pipeline	South Africa	11 bscf/a
Transnet Pipeline transmission pipeline	South Africa	23 bscf/a
(1)	Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Fuels—Plants and facilities

Our facilities in South Africa

Our main manufacturing facilities are located at Secunda. Additionally, the Natref refinery, which is approximately 2 km2, is based in Sasolburg.

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

Secunda Operations

Synthetic oil

Refer to “Item 4.D—Property, plants and equipment—Mining” for details on our mining properties and coal exploration techniques used during the estimation of synthetic oil reserves.

The size of Sasol’s total Secunda property is approximately 79 km2 with operating plants accounting for 8 km2. This forms the base for the main manufacturing facilities for our Energy and Chemicals Africa businesses.

The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown.

	2025	2024	2023
Average sales price per barrel (rand per unit)	1 363,84	1 587,98	1 599,23
Average production cost per barrel (rand per unit)	1 275,69	1 070,21	1 050,50
Production (millions of barrels)	28,9	32,5	32,5

Supplemental oil and gas information

Supplemental oil and gas information: See “Item 18—Financial Statements—Supplemental Oil and Gas Information” for supplemental information relating to synthetic oil producing activities.

Chemicals Africa – Plants and facilities

Our facilities in South Africa

Our main manufacturing facilities are located in Secunda and Sasolburg. Within the Secunda property, a portion of the explosives assets are owned and operated by Enaex in association with Sasol since 1 July 2020. The size of the Sasolburg property is approximately 51 km2.

International Chemicals – Plants and facilities

Our facilities in the United States

Our operation in Lake Charles, Louisiana is our single biggest site in the US with a full size of approximately 6 km2. Within the Lake Charles site, the ethylene cracker on the west side, the linear low-density polyethylene and the low-density polyethylene plants are owned and operated by our 50% owned LIP JV.

Further operation sites in the United States are located in Winnie and Greens Bayou in Texas, and Tucson, Arizona. Sasol decided to exit the US phenolics business in March 2025 as part of our ongoing asset optimisation initiative aimed at improving margins and longer-term competitiveness of the International Chemicals business. Shutdown and decommissioning activities of the Greens Bayou and Winnie sites in Texas are in progress, as planned.

Refer to “Item 3.D—Risk factors” and “Item 5.B—Liquidity and capital resources” for further detail on the Lake Charles facilities.

Our facilities in Eurasia

Our German operations are based at two locations, namely Brunsbüttel (site size approximately 1,2 million m2; plant size 500 000 m2) and Marl (site size approximately 160 000 m2; plant size 75 000 m2).

The operations in Italy are based at three locations. The primary facilities are at Augusta (site size approximately 1,36 million m2; plant size 510 000 m2) on the island of Sicily and Terranova (site size approximately 330 000 m2; plant size 160 000 m2), with a smaller site at Sarroch on the island of Sardinia.

The operations in China are based at two locations in Nanjing (Fangshui site size approximately 90 000 m2; plant size 4 000 m2; Zhaoqiaohe site size approximately 143 000 m2; plant size 3 600 m2).

Smaller operations can be found at the site Novaky in Slovakia.

The following table summarises the main production nameplate capacities of the chemicals business globally. Due to the integrated nature of these facilities, a portion of these products are used in further downstream facilities. Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

Production capacity at 30 June 2025

Product Groups capacity(1)		C2-3 Olefins(2)	C5-8 Alpha Olefins	Polyolefins (3)	LAB (4) and Paraffin (5)	C1-5 Alcohols, Ketones and Acrylates	C6+ Alcohols (6)	Surfactants	EO and Derivatives (7)	Wax	Other	Others Description
Geographic Location	Main Product Divisions (8)	BC	BC	BC	DC	DC	DC	DC	DC, BC	DC	All	All
(ktpa)
Americas		1,200	100	500	300		300	300	300		100
Lake Charles		X	X	X	X		X	X	X		X	Inorganics (9)
Winnie/ Greens Bayou											X	Aromatics (10)
Tucson											X	Inorganics
Eurasia					300		400	700	300		100
Germany	Marl						X	X	X		X	Aromatics
	Brunsbüttel						X				X	Inorganics
Italy	Augusta				X		X
	Sarroch				X
	Terranova							X
Slovakia	Novakv							X
China	Nanjing							X
Africa		1,600	400	1,200		1,000	100			300	900	(11)
Secunda		X	X	X		X	X				X	Ammonia, Carbon
Sasolburg		X		X		X				X	X	Ammonia, Aromatics
Durban										X
(1)	Within the individual product groupings, capacities are consolidated. Capacities are rounded to the nearest 100kt. “X” indicates that the location produces the specific product grouping.
(2)	Ethylene and propylene: Predominately used for internal production of derivatives. In the Americas, this represents our historic ethylene cracker plus Sasol’s 50% of our LIP JV cracker.
(3)	Polyethylene, polypropylene and polyvinyl chloride. In the US, this represents Sasol’s 50% share in the LIP JV.
(4)	Linear alkylbenzene (LAB) in Eurasia partly used to produce surfactants internally.
(5)	Paraffins mainly consumed for LAB production.
(6)	C6+ alcohols partly used for production of surfactants.
(7)	Ethylene Oxide (EO) and derivatives such as Butyl Glycol Ether (BGE), mono ethylene glycol and Amines. Ethylene Oxide predominantly used to produce surfactants.
(8)	Product divisions are Base and Differentiated Chemicals. Business divisions are split between the two product divisions with Base Chemicals falling in Base Chemicals division and Technical Formulation, Care Chemicals and Advance Materials falling in Differentiated Chemicals product division.
(9)	Inorganics in Europe and the US mainly as a co-product from the Alcohol-Ziegler process, part of our Differentiated Chemicals product division.
(10)	Aromatics: further processing of Secunda value chain products in Sasolburg and the US: phenol, cresylics and derivatives. Total global integrated Aromatics capacity is 100kt.
(11)	Predominantly ammonia.
(12)	As part of our ongoing asset optimisation initiative aimed at improving margins and longer-term competitiveness of the International Chemicals business, Sasol made the decision to shut down our US phenolics business in Texas and mothball the US Guerbet plant in Lake Charles, the German alkylphenol site in Marl as well as the Italy hydrofluoric acid (HF) technology LAB plant in Augusta. Shutdown/mothballing activities are tracking per plan.

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments from the SEC staff regarding our periodic reports under the Exchange Act received not less than 180 days before 30 June 2025, that are considered material.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with our consolidated financial statements included in “Item 18—Financial Statements” as at 30 June 2025 and 2024, and for the years ended 30 June 2025, 2024, and 2023, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

For information regarding our financial overview and external factors impacting on our business, refer to the “Integrated Report—Performance Overview—Chief Financial Officer’s statement” as contained in Exhibit 99.3.

The discussion on the 2023 financial results has not been included as this can be found under Item 5 of our Form 20-F for the year ended 30 June 2024. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” and see “Item 3.D—Risk factors” for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

5.A Operating results

Results of operations

			Change		Change
	2025	2024	2025/2024	2023	2024/2023

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Turnover	249 096	275 111	(9)	289 696	(5)
Operating costs and expenses	(212 255)	(228 760)	(7)	(236 901)	(3)
Remeasurement items	(19 645)	(75 414)	(74)	(33 898)	(>100)
Equity accounted profit, net of tax	1 623	1 758	(8)	2 623	(33)
Earnings/(loss) before interest and tax	18 819	(27 305)	>100	21 520	(>100)
Net finance costs	(6 537)	(7 201)	(9)	(7 006)	3
Earnings/(loss) before tax	12 282	(34 506)	>100	14 514	(>100)
Taxation	(4 556)	(9 739)	(53)	(5 181)	88
Earnings	7 726	(44 245)	>100	9 333	(>100)

Financial Overview 2025

●	For information regarding our financial position, and an overview of our results refer to the “Integrated Report— Performance Overview—Chief Financial Officer’s statement” as contained in Exhibit 99.3.
●	For information on changes in our financial condition, and overall financial performance refer to “Integrated Report— Performance Overview—Chief Financial Officer’s statement” as contained in Exhibit 99.3.

Turnover

Turnover consists of the following categories.

			Change		Change
	2025	2024	2025/2024	2023	2024/2023

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Sale of products	245 064	270 248	(9)	285 826	(5)
Services rendered	4 032	4 863	(17)	3 870	26
Turnover	249 096	275 111	(9)	289 696	(5)

The primary factors contributing to the changes in turnover were.

	Change		Change
	2025/2024		2024/2023
	(Rand in		(Rand in
	millions)	(%)	millions)	(%)
Turnover 2024 and 2023	275 111		289 696
Exchange rate effects	(6 326)	(2)	15 577	5
Product prices	(8 474)	(3)	(31 939)	(11)
—crude oil	(6 084)	(2)	(2 735)	(1)
—other products	(2 390)	(1)	(29 204)	(10)
Net volume changes	(11 215)	(4)	1 778	1
Other effects	—	—	—
Turnover	249 096	(9)	275 111	(5)

Operating costs and expenses

Operating costs and expense consists of the following categories.

			Change		Change
	2025	2024	2025/2024	2023	2024/2023

	(Rand		(%)	(Rand	(%)
	in millions)			in millions)
Materials, energy and consumables used	(129 141)	(137 957)	(6)	(152 297)	(9)
Selling and distribution costs	(9 579)	(10 394)	(8)	(10 470)	(1)
Maintenance expenditure	(15 524)	(15 446)	1	(15 076)	2
Employee-related expenditure	(35 298)	(35 465)	(0)	(33 544)	6
Depreciation and amortisation	(14 002)	(15 644)	(10)	(16 491)	(5)
Other expenses and income	(8 711)	(13 854)	(37)	(9 023)	54
Operating costs and expenses	(212 255)	(228 760)	(7)	(236 901)	(3)

Materials, energy and consumables used. Materials, energy and consumables used in 2025 amounted to R129 141 million, a decrease of R8 816 million, or 6%, compared with R137 957 million in 2024, which decreased by 9% from R152 297 million in 2023. The decrease in these costs between 2024 and 2025 was mainly due to lower crude oil prices because of weaker global demand growth, resulting from slower economic growth and cost saving initiatives implemented as well as R3 889 million related to compensation by Transnet for historical costs. Refer to-“Item 4B- Business Review- Legal proceedings and other contingencies”

Selling and distribution costs. These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2025 amounted to R9 579 million, which represents a decrease of R815 million, or 8%, compared with R10 394 million in 2024, which decreased by R76 million, or 1%, compared with R10 470 million in 2023. The variation in these costs was mainly attributable to decreased logistical costs in our South African and International Chemicals business of R488 million and R331 million respectively due to reduced global shipping rates and benefit from optimised shipping routes and vessel utilisation, as well as a stronger rand, which was partially offset by the impact of inflation . Selling and distribution costs represented 4% of sales in 2025, 4% of sales in 2024 and 4% of sales in 2023.

Maintenance expenditure. Maintenance expenditure in 2025 amounted to R15 524 million, which represents an increase of R78 million, or 1%, compared with R15 446 million in 2024, which increased by R370 million, or 2%, compared with R15 076 million in 2023. Maintenance expenditure increased in 2025 compared to 2024 mainly due to inflation and increased maintenance overhauls, partially offset by cost saving initiatives, and the impact of a stronger exchange rate of R110 million.

Employee-related expenditure. Employee-related expenditure amounted to R35 298 million, which represents a decrease of R167 million in 2025, or <1%, compared with R35 465 million in 2024, which increased by R1 921 million, or 6%, from 2023.

This amount includes labour costs of R35 317 million (2024 — R35 579 and 2023 — R33 655 million), a share-based payment charge to the income statement of R914 million (2024 — R986 million and 2023 — R1 033 million), and costs capitalised to projects of R933 million (2024 — R1 100 million and 2023 — R1 144 million). The decrease in 2025 is mainly due to the effect of the stronger rand against foreign currencies and lower head count, partially offset by, inflation and salary increases

Depreciation and amortisation. Depreciation and amortisation in 2025 amounted to R14 002 million, which represents a decrease of R1 642 million or 10%, compared with R15 644 million in 2024, which decreased by R847 million or 5% compared with R16 491 million in 2023. The decrease in depreciation relates mainly to the net impact of impairments relating to the South African integrated value chain and impairment in the US Ethane value chain in 2024, partly offset by increased capitalisations during the year.

Other expenses and income. Other expenses and income in 2025 amounted to R8 711 million, a decrease of R5 143 million, compared to R13 854 million in 2024, which increased by R4 831 million from R9 023 million in 2023.

This amount includes:

●	Exploration expenditure and feasibility costs of R509 million (2024 — R422 million and 2023 — R751 million);
●	Translation losses of R897 million (2024 — R839 million losses and 2023 — R2 728 million gains);
●	Insurance costs of R1 468 million (2024 — R1 190 million and 2023 — R1 091 million);
●	Information technology cost of R3 467 million (2024 — R3 498 million and 2023— R3 078 million);
●	Hired labour of R1 029 million (2024 — R988 million and 2023— R856 million);
●	Audit remuneration of R177 million (2024 — R160 million and 2023— R141 million);
●	Professional fees of R1 821 million (2024 — R2 076 million and 2023— R2 455 million);
●	Gains on derivative instruments (including crude oil instruments, foreign exchange instruments, and other commodity derivatives) of R2 003 million mainly due to the group’s hedging activities and embedded derivatives,

(2023— R2 364 million and 2023— R3 287 million);and
●	Decrease in rehabilitation provisions of R2 872 million (2024 — R758 million and 2023—R870 million).

Other operating income in 2025 amounted to R6 462 million, which represents an increase of R2 437 million, or 60%, compared with R4 025 million in 2024 and a decrease of R1 156 million or 22% compared with R5 181 million in 2023. The increase was mainly due to recognising R1 600 million of the settlement of Transnet proceedings in other operating income and insurance proceeds from the Chemicals America segment.

Remeasurement items

For information regarding the remeasurement items recognised, refer to “Item 18—Financial Statements—Note 8 Remeasurement items affecting operating profit”.

The decrease in remeasurement items in 2025 is mainly due to the absence of significant impairment raised in the prior year relating to the US Ethane value chain

Share of profits from equity accounted investments

			Change		Change
	2025	2024	2025/2024	2023	2024/2023

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Profit before tax	2 607	2 701	(3)	4 035	(33)
Tax	(984)	(943)	4	(1 412)	(33)
Share of profit of equity accounted investments, net of tax	1 623	1 758	(8)	2 623	(33)
Remeasurement items, net of tax	5	(7)	—	23

The share of profits of equity accounted investments (net of tax) amounted to R1 623 million in 2025 as compared to R1 758 million in 2024 and R2 623 million in 2023. The decrease from 2024 to 2025 mainly relates to lower profits from ORYX GTL Limited with the higher production offset by the unfavourable macro-economic impacts and once off insurance proceeds received in the prior year in respect of the fire that occurred at the Air Separation Unit 2 during June 2022.

For information regarding the Equity accounted profits, refer to “Item 18—Financial Statements—Note 18 Equity accounted investments”.

Finance costs and finance income

For information regarding finance costs incurred and finance income earned, refer to “Item 18—Financial Statements—Note 6 Net finance costs”.

The decrease in finance costs in 2025 is mainly due to lower global interest rates.

Tax

The effective tax rate increased to 37% in 2025 compared to negative 28% in 2024 down from 36% in 2023. The high tax rate in 2025 was mainly as a result of non-deductible expenses incurred not deemed to be in the production of taxable income, the derecognition of a deferred tax asset previously recognised on tax losses in Italy as it is no longer considered probable that sufficient future taxable income will be available to fully utilise these losses as well as tax losses for which no deferred tax asset was raised. The low tax rate in 2024 recognising net settlement was mainly due the partial derecognition of deferred tax asset previously recognised on tax losses in the US. The effective corporate tax rate for 2025 is 37% which is ten percentage points more than the South African corporate income tax rate of 27%.

For further information regarding the tax charge, refer to “Item 18—Financial Statements—Note 9 Taxation”.

Non-controlling interests

For information regarding our non-controlling interests, refer to “Item 18—Financial Statements—Note 20 Interest in significant operating subsidiaries”.

Profits attributable to non-controlling interests in subsidiaries of R959 million in 2025 increased by R933 million, from R25 million in 2024, which was a decrease of R509 million or 95% from R534 million in 2023.

The decrease in earnings attributable to non-controlling interests in 2024 was largely attributable to decrease in the company net profit as of 30 June 2024.

Financial Overview 2024

Group results

Profit before interest and tax of R 21 520 million in 2023 decreased (>100%) by R48 824 million to a loss before interest and tax of R27 304 million in 2024. Revenue decreased by 9% from 2023 to 2024 mainly due to lower sales volumes, remeasurement items increased by R41 516 million from R33 898 million in 2023 to R75 414 million (loss) in 2024 which was largely due to impairment costs at Chemicals America Ethane value chain. The Chemicals Business performance was flat due to weaker global demand and associated reduction in demand of inventory by customers compared to the prior year. In 2024, oil prices averaged at US$84,74/bbl compared to US$ 87,34/bbl in 2023.

Items which materially impacted earnings before interest and tax

During 2024, earnings were impacted by the following significant items:

●	a net remeasurement items loss of R75 414 million compared to a net remeasurement loss of R33 898 million in the prior year. Included in the remeasurement items is the impairment of R58 942 million relating to Chemicals America downstream ethane value chain and R7 803 million relating to Secunda liquid fuels refinery.

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

Refer also to “Integrated Report—Preserving and maximising value creation—Our integrated value chains” as contained in Exhibit 99.4.

Southern Africa Energy and Chemicals Business

Mining

			Change		Change
	2025	2024	2025/2024	2023	2024/2023

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	3 640	3 874	(6)	6 386	(39)
Inter-segment turnover	26 733	25 002	7	21 280	17
Total turnover	30 373	28 876	5	27 666	4
Operating costs and expenses(1)	(26 419)	(25 666)	3	(25 086)	2
Earnings before interest and tax	3 954	3 210	23	2 580	24
EBIT margin %	13	11		9
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2025 compared to 2024

Total turnover increased by 5% from R28 876 million to R30 373 million mainly due to the increase in the sales price of coal supplied to SO, partly offset by lower internal sales volumes and lower coal export revenues as a result of lower export coal prices.

Earnings before interest and tax (EBIT) increased by 23% to R3 954 million compared to the prior year. EBIT was positively impacted by the aforementioned higher turnover partially offset by higher external coal purchases and once off Isibonelo mine closure costs. The decision in quarter 3 of 2025 to temporarily close low-quality sections and increase coal purchases until the destoning plant reaches beneficial operation (BO) resulted in a 14% decrease in saleable production in quarter 4 of 2025 compared to the previous quarter. As a result, saleable production for 2025 was 7% lower than the prior year, while external coal purchases increased by 9%.

Results of operations 2024 compared to 2023

Total turnover increased by 4% from R27 666 million to R28 876 million mainly due to the increase in sales price of coal supplied to SO, partly offset by lower coal export revenues as a result of lower export coal prices.

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

The Secunda Operations coal stockpile increased from approximately 2,0 mt at the end of the prior year, closing at 2,5 mt for the year.

For further analysis of our results refer to an “Integrated Report—Operational performance summary’’ as contained in Exhibit 99.6.

Gas

			Change		Change
			2025/		2024/
	2025	2024	2024	2023	2023

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	8 421	8 014	5	7 234	11
Inter-segment turnover	4 712	4 144	14	4 754	(13)
Total turnover	13 133	12 158	8	11 988	1
Operating costs and expenses(1)	(10 085)	(5 455)	85	(5 556)	(2)
Earnings before interest and tax	3 048	6 703	(55)	6 432	4
EBIT margin %	23	55		54
(1)	Operating costs and expenses net of other income including exploration costs, remeasurement items and depreciation.

Results of operations 2025 compared to 2024

Total turnover of R13 133 million increased by 8% compared to the prior year mainly due to higher production and higher gas prices.

Earnings before interest and tax decreased to R3 048 million from R6 703 million in the prior year largely impacted by remeasurement items arising from higher weighted average cost of capital (WACC) rate in Mozambique. Excluding remeasurement items, earnings before interest and tax increased by 36% driven by the aforementioned higher turnover and reduced rehabilitation provision in Mozambique. This was partially offset by translation effects and higher depreciation following the partial beneficial operation of the PSA Integrated Gas Facility in quarter 4 2024.

Remeasurement items for the year primarily include the impairment for PSA mainly due to a higher WACC (R3,1bn) and Exploration Block PT5-C due to a pause in further development (R1,2bn), together with dry well capital exploration write-off (R0,3bn ). Prior year comprised of the reversal of the PSA impairment of R1,1bn after the asset reached partial beneficial operation.

In Mozambique, gas production for 2025 was 1% higher than the prior year reflecting the additional PSA contribution.

The external gas sales in South Africa for 2025 were 3% lower than the prior year mainly due to planned maintenance at the central processing facility (CPF) in quarter one 2025 and the impact of the unrest in Mozambique in quarter three 2025.

Results of operations 2024 compared to 2023

Total turnover of R12 158 million increased by 1% compared to the prior year mainly due to higher gas sales volumes partially offset by the lower weighted average gas sales price.

Earnings before interest and tax increased to R6 703 million from R6 432 million in the prior year mainly due to the reversal of the PSA impairment, aforementioned higher revenues and translation gains partially offset by the increase in rehabilitation provisions. The reversal of the PSA impairment of R1 143 million was mainly due to the asset reaching partial beneficial operation on the IGF with production commencing on 7 May 2024, thereby enabling excess gas production to be brought forward compared to what was initially expected.

In Mozambique, the gas operations delivered a strong production performance. Production was 6% higher than the prior year supported by the additional wells brought online, resulting in increased production capacity and the early commencement of production from the PSA IGF on 7 May 2024 following the necessary approval from the government of Mozambique.

For further analysis of our results refer to “Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

Fuels

			Change		Change
			2025/		2024/
	2025	2024	2024	2023	2023

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	96 026	116 256	(17)	116 235	0
Inter-segment turnover	2 393	2 608	(8)	2 473	5
Total turnover	98 419	118 864	(17)	118 708	0
Operating costs and expenses(1)	(93 197)	(99 917)	(7)	(125 836)	(21)
Earnings/(loss) before interest and tax	5 222	18 947	>100	(7 128)	(>100)
EBIT margin %	5	16		(6)
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2025 compared to 2024

Total turnover of R98 419 million decreased by 17% compared to prior year of R 118 864 million mainly due to weaker rand oil price, lower refining margins and lower sales volumes.

Earnings before interest and tax was R5 222 million for the year compared to a R18 947 million in the prior year. Excluding remeasurement items, earnings before interest and tax decreased by 40% adversely impacted by the aforementioned lower turnover, higher feedstock and utility costs and lower equity accounted earnings from ORYX GTL party offset by the reduced rehabilitation provision at Secunda Operations and the once off Transnet settlement arrangement.

The 2025 remeasurement items largely relates to the impairment of R11 831 million relating to the Secunda liquid fuels refinery CGU, R1 256 million relating to the Sasolburg liquid fuels refinery CGU which remain fully impaired. This is partly offset by R1 428 million gain on disposal of business relating to the Uzbekistan GTL (UNG). This refers to the condition agreed at the time of sale of the asset to the UNG in 2016, to recover historical contributions made on the asset once production capacity reaches 90 - 95%. This condition was triggered in June 2025. The Secunda Operations and Sasolburg liquid fuels refinery CGUs remain fully impaired resulting in the full amount of capital expenditure incurred during the year being impaired.

Secunda Operations production volumes of 6,7 mt were 4% lower than the prior year mainly due to ongoing coal quality challenges which impacted gasifier availability, as well as unplanned factory outages during the year. Natref production of 14,7 mm bbl in 2025 was 17% lower than prior year impacted by planned and unplanned outages.

ORYX GTL contributed R948 million to earnings before interest and tax compared to R1 151 million in the prior year, with the higher production offset by the unfavourable macro-economic impacts and once off insurance proceeds received in the prior year in respect of the fire that occurred at the Air Separation Unit 2 during June 2022. Production for 2025 was 72% higher than the prior year largely due to the shutdown of Train 2 in 2024. Dividends declared by ORYX GTL amounted to R 2 547 million (Sasol’s share) compared to R1 112 million in the prior year.

Results of operations 2024 compared to 2023

Total turnover of R118 864 million remained in line with the prior year. The benefit of the stronger rand oil price and a positive refining margins was offset by, unfavourable diesel differentials and lower sales volumes.

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

Chemicals Africa

			Change		Change
			2025/		2024/
	2025	2024	2024	2023	2023

	(Rand in		(%)	(Rand in	(%)
	millions)			millions)
External turnover	60 716	63 829	(5)	67 772	(6)
Inter-segment turnover	2 812	3 054	(8)	2 814	9
Total turnover	63 528	66 883	(5)	70 586	(5)
Operating costs and expenses(1)	(58 519)	(60 593)	(4)	(52 917)	15
Earnings before interest and tax	5 009	6 290	(20)	17 669	(64)
EBIT margin %	8	9		25
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2025 compared to 2024

Total turnover decreased by 5% from R66 883 million in 2024 to R63 528 million in 2025, mainly due to lower sales volumes and stronger R/US$ exchange rate partially offset by higher average US$ basket price despite challenging global market conditions. Sales volumes were 4% lower than 2024, impacted by lower chemicals production at Secunda Operations and Sasolburg operations.

EBIT decreased by 20% to R5 009 million compared to prior year of R6 290 million. Excluding remeasurement items, EBIT decreased by 49% compared to prior year driven by the aforementioned lower revenue, higher feedstock and utility costs, depreciation and other operating costs.

Remeasurement items for 2025 of R905 million include an impairment loss relating to the Chlor-Alkali and PVC CGU (R463 million) and Wax CGU (R364 million) which remain fully impaired. This compares to the remeasurement items of R5 237 million in 2024 relating to Chlor-Alkali and PVC CGU (R645 million), Wax CGU (R524 million) and Polyethylene CGU (R4 110 million).

Results of operations 2024 compared to 2023

Total turnover decreased by 5% from R70 586 million in 2023 to R66 883 million in 2024, mainly due to lower US$/ton sales prices partly offset by a weaker ZAR/US$ exchange rate and slightly higher sales volumes. The average sales basket price (US$/ton) for the financial year was 13% lower compared to the prior year due to lower oil prices and weaker global demand. Sales volumes were 2% higher than 2023 mainly due to Secunda Operations phase shutdown in 2024 relative to a total shutdown in 2023.

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

For further analysis of our results refer to “Integrated Report—Operational performance summary” as contained in Exhibit 99.6.

International Chemicals Business

Chemicals America

			Change		Change
			2025/		2024/
	2025	2024	2024	2023	2023

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	38 246	41 424	(8)	44 492	(7)
Inter-segment turnover	457	381	20	450	(15)
Total turnover	38 703	41 805	(7)	44 942	(7)
Operating costs and expenses(1)	(37 037)	(103 014)	>100	(45 485)	126
Earnings/(loss) before interest and tax	1 666	(61 209)	>100	(543)	(>100)
EBIT margin %	4	(>100)		(1)
(1)	Operating costs and expenses net of other income.

Results of operations 2025 compared to 2024

Total turnover decreased by 7% from R41 805 million to R38 703 impacted by a reduction in volumes and a stronger Rand/US$ exchange rate offset by a 5% increase in sales basket price (US$/ton) driven by a stronger market price of ethylene in base chemicals and our value-over-volume strategy in differentiated chemicals.

Sales volumes for the year were 10% lower than the prior year mostly due to unplanned outages.

Operating cost and expenses decreased primarily due to the absence of remeasurement items and lower sales volumes, supported by savings from self-help measures and insurance proceeds. Remeasurement items in 2025 were immaterial compared to negative R59,7 billion in the prior year largely related to impairment losses on the Chemicals America Ethane value chain (Alcohols, Alumina, Ethylene Oxide and Ethylene Glycol) CGU (R58.9 billion) in Lake Charles.

Earnings before interest and tax of R1 666 million was more than 100% higher compared to the prior period loss before interest and tax of R61 209 million that was impacted by remeasurement items. The improvement is related to a value-over-volume approach as well as stronger Ethylene market prices which lead to improved prices, lower depreciation after the impairment in the Ethane value chain (Alcohol CGU) in 2024 and reduced operating cost and expenses.

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

Loss before interest and tax (LBIT) of R61 209 million was more than 100% higher (greater loss)

compared to the prior year loss before interest and tax of R543 million with both 2024 and 2023 years impacted by remeasurement items. Excluding remeasurement items, LBIT decreased (lower loss) by 66% compared to the prior year due to improved gross margin due to higher unit margins, stable costs despite inflation and higher sales volumes.

For further analysis of our results refer “Integrated Report— Operational performance summary” as contained in Exhibit 99.6.

Chemicals Eurasia

			Change		Change
			2025/		2024/
	2025	2024	2024	2023	2023

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	42 047	41 714	1	47 577	(12)
Inter-segment turnover	524	487	8	617	(21)
Total turnover	42 571	42 201	1	48 194	(12)
Operating costs and expenses(1)	(43 782)	(44 589)	(2)	(49 383)	(10)
Loss before interest and tax	(1 211)	(2 388)	(49)	(1 189)	(>100)
EBIT margin %	(3)	(6)		(2)
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation

Results of operations 2025 compared to 2024

Total turnover increased by 1% from R42 201 million to R42 571 million resulting from higher prices partially offset by stronger Rand/€ exchange rate, while sales volumes slightly decreased. The average sales basket price (US$/ton) for the financial year was 8% higher compared to the prior period supported by stronger Palm Kernel Oil (PKO) pricing and our ongoing strategic sales initiatives.

Sales volumes are 4% lower than the prior year, driven by our deliberate value-over-volume strategy, the mothballing of the alkylphenol plant in quarter two of 2025 and the ongoing weak economic environment.

Operating costs and expenses decreased by 2%, mainly due to lower sales volumes and a stronger R/€ exchange rate. Additionally cost from inflation and cost related to the implementation of a modern ERP system were negated by savings from self-help measures.

Remeasurement items for the financial year included an impairment loss of R3,3 billion related to the Italian assets as well as the Alkylphenol plant mothballing partly offset by reversal of impairment of the China CGU of R1,2 billion whereas the prior year included an impairment loss for the Italy ECC CGU of R2 billion.

Loss before interest and tax decreased from R2 388 million to a loss of R1 211 million, mainly because of higher unit margins, partly offset by lower sales volumes at reduced operating costs and expenses. Depreciation was lower than the prior year related to an impairment for the Italy CGU in 2024.

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

The critical accounting policies for the group relate to impairment assessment of non-financial assets and environmental provisions

In addition to the items below, “Item 18—Financial Statements” is incorporated by reference.

For accounting policies and areas of judgements relating to:

●	Going concern assumption, refer to “Item 18—Financial Statements—Note 1 Statement of Compliance”;
●	Valuation of share-based payments, refer to “Item 18—Financial Statements—Note 32 Share-based payment reserve”;
●	Impairments, refer to “Item 18—Financial Statements—Note 8 Remeasurement items affecting operating profit”;
●	Valuation of financial instruments (including derivatives), refer to “Item 18—Financial Statements—Note 35 Financial risk management and financial instruments”;

●	Long-term provisions, refer “Item 18—Financial Statements—Note 29 Long-term provisions”;
●	Post-retirement benefit obligations, refer to “Item 18—Financial Statements—Note 31 Post-retirement benefit obligations”;
●	Useful economic lives of assets and depreciation of assets, refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment”;
●	Controlling interest in subsidiaries refer to “Item 18—Financial Statements— Note 20 Interest in significant operating subsidiaries”;
●	Investment value in joint ventures and associates refer to “Item 18—Financial Statements— Note 18 Equity accounted investments”;
●	Recognition of deferred tax assets and utilisation of tax losses, refer to “Item 18—Financial Statements—Note 11 Deferred tax and Note 9 Taxation”; and
●	Determination of whether an arrangement contains a lease, incorporating optional lease periods and determining the incremental borrowing rate in accordance with IFRS 16 Leases, refer to “Item 18—Financial Statements—Note 14 Leases”.

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

Refer to “Table 5—Standardised measure of discounted future net cash flows relating to proved reserves”, on page G-6 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2025 and to “Table 6—Changes in the standardised measure of discounted net cash flows”, on page G-7.

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

5.B Liquidity and capital resources

Liquidity, cash flows and borrowings

Based on our funding plan, our liquidity headroom is more than US$4 billion as at 30 June 2025, with available rand- and US dollar-based funds improving as we advance with our focused management actions. We continue to assess our mix of funding instruments to ensure that we have funding from a range of sources and a balanced maturity profile. We manage our liquidity risk by effectively managing our working capital, capital expenditure and cash flows mainly from operations. We finance our capital expenditure from funds generated out of our business operations and borrowing facilities.

For information regarding our funding cash flows and liquidity, refer to “Item 18—Financial Statements—Note 13 Long-term debt, Note 14 Leases, and Note 15 Short-term debt” which includes an overview of our borrowing facilities and debt arrangements.

For more information regarding the impact of liquidity on our going concern assumption—refer to “Item 18—Financial Statements—Note 35 Financial risk management”.

For information regarding the Company’s cash flow requirements refer to the “Integrated Report—

Performance Overview—Chief Financial Officer’s statement” as contained in Exhibit 99.3. The following table provides a summary of our cash flows for each of the three years ended 30 June 2025, 2024 and 2023.

	2025	2024	2023

(Rand in millions)
Net cash retained from operating activities	38 308	29 751	35 422
Net cash used in investing activities	(25 886)	(30 657)	(28 234)
Net cash (used in) /generated by financing activities	(16 609)	(6 966)	1 188

Cash flows retained from operating activities include the following significant items.

	2025	2024	2023

	(Rand in millions)
Cash generated by operating activities	47 803	52 321	64 637
Income tax paid	(7 293)	(10 932)	(13 952)
Dividends paid	(28)	(7 633)	(13 754)

The cash generated by our operating activities is applied first to fund our operations, pay our debt and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is then invested based on our updated capital allocation framework which is aimed at driving maximum shareholder return.

Operating activities

Cash generated by operating activities in 2025 decreased by 9% to R47 803 million, largely attributable to a decrease in working capital and lower cash flow from operations.

For further information regarding our cash flow generation, refer to “Integrated Report—Performance Overview—Chief Financial Officer’s statement” as contained in Exhibit 99.3.

Investing activities

Net cash used in investing activities decreased to R25 886 million in 2025 as compared to R30 657 million in 2024.

Cash flows utilised in investing activities include the following significant items.

	2025	2024	2023

	(Rand in millions)
Additions to non-current assets(1)	(25 983)	(30 428)	(30 247)
Proceeds on disposals and scrappings	372	129	799
Purchase of investments	(1 055)	(173)	(243)
Proceeds from sale of investments	946	69	156
(1)	Includes additions to property, plant and equipment and other intangible assets.

For information regarding cash flows from investing activities refer to “Integrated Report— Performance Overview—Chief Financial Officer’s statement” as contained in Exhibit 99.3.

For information regarding cash flows from additions and disposals, refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment”.

For details of our additions to non-current assets, and the projects to which these relate, refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment ”.

For details of our capital commitments refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment”.

Financing activities

Net cash used in financing activities was R16 609 million in 2025 as compared to R6 966 million in 2024.

The reason for the variance was mainly due to lower utilisation of the RCF of R12,834 billion.

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

For information regarding our debt and funding structure, refer “Integrated Report— Performance Overview—Chief Financial Officer’s statement” as contained in Exhibit 99.3.

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

Our cash requirements for working capital, capital expenditures, debt service charge and acquisitions over the past three years have been primarily financed through a combination of funds generated from operations and borrowings. In our opinion, our working capital is sufficient for our present requirements.

Our debt as at 30 June comprises the following.

	2025	2024	2023

	(Rand in millions)
Long-term debt, including current portion	102 645	117 031	124 068
Lease liabilities, including current portion	17 360	17 437	16 297
Short-term debt	666	566	79
Bank overdraft	1	121	159
Total debt	120 672	135 155	140 603
Less cash (excluding cash restricted for use)	(38 423)	(42 967)	(51 214)
Net debt	82 249	92 188	89 389

As at 30 June 2025, we had R2 627 million (2024— R2 416 million) in cash restricted for use. Refer to “Item 18—Financial Statements—Note 25 Cash and cash equivalents” for a breakdown of amounts included in cash restricted for use.

The group has borrowing facilities with major financial institutions and debt securities of R148 133 million (2024 — R151 817 million; 2023— R184 004 million;). Of these facilities and debt instruments, R103 723 million (2024 — R118 784 million; 2023— R125 505 million;) has been utilised at year end.

Long-term debt of R102 645 million decreased by R14 386 million compared to 2024. Refer to “Item 18— Financial Statements—Note 13 Long-term debt”, for a breakdown of our banking facilities and the utilisation thereof.

Included in the above-mentioned borrowing facilities is our commercial paper programme of R15 000 million with R10 566 million in available facilities at 30 June 2025 and commercial banking facilities with R7 450 million available facilities. It further includes a RCF of R35 269 million with R26 394 available to the group for further funding requirements.

The net debt: EBITDA ratio as applied to our covenant calculations as at 30 June 2025 computed to 1.5 times, which was significantly below the covenant level.

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

The PSA’s FDP was amended and approved by the Government of Mozambique on 29 September 2020. The main objectives of the revised PSA development are to enable CTT gas supply, ensure economic production of the gas volumes in excess of those reserved for CTT by selling these to Sasol, optimise LPG production, optimise gas recovery by flexible development of gas reservoirs to ensure optimal field development and optimise liquids recovery.  On 19 February 2021, the Board approved the FID with an estimated project cost of US$760 million. The project execution has been delinked from CTT financial close and execution commenced in quarter three of calendar year 2021. CTT financial close occurred on 8 December 2021. The PSA project’s IGF achieved beneficial operation in November 2023 and the integrated gas, oil and LPG IPF schedules are tracking to plan with project cost also within approved commitments.

Contractual obligations/commitments.

The following significant undiscounted contractual obligations existed at 30 June 2025

	Total	Within	1 to 5	More than
Contractual obligations	amount	1 year	years	5 years

	(Rand in millions)
Bank overdraft	1	1	-	-
Capital commitments	27 421	20 634	6 787	-
Environmental and other obligations(2)	14 637	1 688	1 427	11 522
External long-term debt(1)	127 539	7 237	103 218	17 084
External short-term debt	666	666	-	-
Lease liabilities(1)	38 780	3 659	9 836	25 285
Post-retirement healthcare obligations(2)	4 508	331	1 211	2 966
Post-retirement pension obligations(2)	8 330	386	1 468	6 476
Purchase commitments(3)	390 766	51 848	125 976	212 942

Total	612 648	86 450	249 923	276 275
(1)	Include interest payments.
(2)	Represents discounted values.
(3)

The Group enters into off-take agreements as part of its normal operations which have minimum volume requirements (i.e. take or pay contracts). These purchase commitments consist primarily of agreements for procuring raw materials such as coal, gas and electricity. The most significant commitment relates to minimum off-take oxygen supply agreements for Secunda Operations of approximately R210 billion (2024: R211 billion).

In prior years, Sasol South Africa Limited (SSA), together with Air Liquide Large Industries South Africa Proprietary Limited (ALLISA), signed six Power Purchase Agreements (PPAs) for more than 600MW, with contractual terms of 20 years each, for the procurement of renewable energy from Independent Power Producers. The joint procurement of renewable energy by SSA and ALLISA is primarily aimed at the decarbonisation of the Secunda Operations site.

In 2025, Sasol further increased the total renewable energy secured (PPA and self–builds) to more than 900 MW. During 2025, 260 MW achieved financial close and the PPA with Msenge Emoyeni Wind Farm Proprietary Limited reached commercial operation. The remaining contracts are phased and will come online in the next 2 to 3 years. Furthermore, Sasol is party to long-term gas purchase agreements of approximately R25 billion (2024: R32 billion) which commits Sasol Gas (Pty) Ltd (Sasol Gas) to purchase a minimum quantity of gas until 2034

Refer to “Item 18—Financial Statements—” Note 16 Property, plant and equipment” for significant capital commitments and “Note 29 Long-term provisions”.

5.C Research and development, patents and licences

Refer to the “Item 4.B—Business overview— Factors on which the business depends — Intellectual Property” for further information research and development, patents and licences.

5.D Trend information

Refer to the “Integrated Report—Performance Overview—Chief Financial Officer’s statement” as contained in Exhibit 99.3.

5.E Critical Accounting Estimates

Not Applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The board of directors and senior management

Name	Year Born	Position	Appointed to the Sasol Limited Board
S Baloyi	1976	Executive Director (President and Chief Executive Officer)	1 April 2024
W P Bruns	1981	Executive Director (Chief Financial Officer)	1 September 2024
M J Cuambe	1962	Independent non-executive Director	1 June 2016
T J Cumming (1)	1957	Independent non-executive Director	1 June 2024
M B N Dube	1972	Independent non-executive Director	1 April 2018
D G P Eyton	1961	Independent non-executive Director	1 September 2024
M Flöel	1960	Independent non-executive Director	1 January 2018
K C Harper	1963	Independent non-executive Director	1 April 2020
V D Kahla	1970	Executive Director	1 November 2019
G M B Kennealy	1958	Independent non-executive Director	1 March 2017
N X Maluleke	1981	Independent non-executive Director	9 June 2025
N N A Matyumza(2)	1963	Independent non-executive Director	8 September 2014
S Subramoney	1958	Independent non-executive Director	1 March 2021
(1)	Mr TJ Cumming resigned effective 6 June 2025
(2)	Ms NNA Matyumza retired on 8 September 2024.

The following is biographical information on each of the persons listed above.

S Baloyi
Nationality:	South African
Qualifications:	MScEng (Chemical), MSc (Engineering Management), Management Programme INSEAD Business School
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

Simon Baloyi was appointed President and Chief Executive Officer of Sasol Limited on 1 April 2024. Prior to his appointment, he had been Executive Vice President of Sasol’s Energy Operations and Technology since 2022. He was responsible for Sasol’s entire energy operations portfolio which comprised all downstream operations and related infrastructure as well as technology, projects and engineering, procurement and Sasol EcoFT. This portfolio included Sasol’s operating facilities in Secunda – which are divided into a synthetic fuel and a chemicals component, as well as in Sasolburg and Ekandustria. Natref, Sasol’s joint-venture inland refinery was also in his area of responsibility. Since joining Sasol in 2002, he has held various management positions in maintenance, technical and general management fields in Sasol’s South African operations. He was the Vice President, Operations for Sasol Synfuels (the operations in Secunda) from 2015 to 2017, whereafter he was appointed as Vice President, Engineering, Centralised Maintenance and Operations. Subsequently he was appointed as the Senior Vice President, Secunda Chemicals Operations and Senior Vice President, Regional Operations and Asset Services prior to being appointed as Executive Vice President.

W P Bruns
Nationality:	South African
Qualifications:	Bachelor of Commerce degree, (CA) SA Post graduate diplomas
Sasol Limited Board Committee Memberships	Capital Investment Committee

Walt Bruns was appointed executive director and Chief Financial Officer of Sasol on 1 September 2024. Prior to his appointment, he was the Chief Financial Officer of SSA including energy and chemicals. He has been with Sasol for 16 years and has held a variety of senior management positions, including more than three years as Chief Financial Officer of Sasol’s global chemicals business. Prior to Sasol, he worked for Deloitte in South Africa and the US. Mr Bruns has extensive global experience in both the chemicals and energy sectors and is a certified chartered accountant in South Africa. He holds a Bachelor of Commerce degree from the University of Stellenbosch and post graduate diplomas from the University of Cape Town.

M J Cuambe
Nationality:	Mozambican
Qualifications:	BEng Post-graduate Certificate in Management Studies
Sasol Limited Board Committee Memberships:	Capital Investment Committee (Chairman) Remuneration Committee Nomination and Governance Committee

Manuel Cuambe is the Managing Director of MC lnvestimentos and Consultoria. He served as the Executive Chairman and Chief Executive Officer of EDM from November 2005 to March 2012. He was the Chairman of Companhia Electrica do Zambeze, a wholly-owned subsidiary of EDM until 30 May 2016 and was a non-executive Director of Companhia de Transmissao de Mozambique, a joint venture between EDM, the Swaziland Electricity Company and Eskom, from 1998 to 2002. He served as the chairman of the executive committee of the Southern Africa Power Pool from November 2005 to April 2008 and is currently an independent non-executive director of Standard Bank Mozambique and serving as the chairman of its nominations and remunerations committee and member of its risk committee. In 2023, he was also appointed as chairman of Standard Bank Sociedade Gestora Do Fundo De Pensões, S.A, a subsidiary of Standard Bank S.A (SBM – Mozambique).

T J Cumming
Nationality:	South African
Qualifications:	BSc Engineering (Hons) MA (Politics, Philosophy and Economics)
Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee Remuneration Committee (Chairman) Nomination and Governance Committee

Tim Cumming served as independent non-executive director of Sasol Limited from 1 June 2024 until his resignation was accepted by the Sasol Limited board of directors on 6 June 2025. He is the chairman of DRDGOLD Limited, a non-executive director of Sibanye-Stillwater Limited and the chairman of its remuneration committee. He is also a non-executive director of Nedgroup Investments Limited and serves as the chairman of Riscura Holdings Limited.

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

M B N Dube
Nationality:	South African
Qualifications:	BA (Human Sciences) BA (Hons) (Politics) MSc (Environmental Change and Management)
Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee Capital Investment Committee Nomination and Governance Committee (Chairman)

Muriel Dube holds a MSc in Environmental Change and Management from Oxford University. She served in, among others, roles of Director: Atmospheric Protection and Chemicals Management at the then Department of Environmental Affairs and Tourism, Chief Negotiator on behalf of the Government of the Republic of South Africa in climate change negotiations under the auspices of the United Nations Framework Convention on Climate Change, Sustainability Manager at BHP Billiton, worked as Vice President at SFM, a London-based forestry and carbon business and held various positions at Anglo American. She was an Investment Banker at Investec plc, London, Group Commercial Director at Bidvest Group and the Chief Executive of Nozala Investments. She was a non-executive director of Control Risks in London and currently serves as a director on the board of the National Wealth Fund (former UK Infrastructure Bank). She previously served as Non-executive Director of Vodacom South Africa, Bidvest Group Limited, PG Group, Bravo Brands, Fluormin plc and Enviroserve.

D G P Eyton
Nationality:	British
Qualifications:	BA Engineering MA
Sasol Limited Board Committee Memberships:	Audit Committee Capital Investment Committee Safety, Social and Ethics Committee (Chairman) Nomination and Governance Committee

David Eyton was appointed as an independent non-executive director of Sasol Limited with effect from

1 September 2024. He held various positions at BP Plc between 1982 and 2022. He has extensive experience in the oil and gas sector, having held various business and functional leadership roles. He provided leadership in BP’s energy transition and managed BP’s digital and operating management systems, corporate venture capital and research and development functions. As BP’s head of technology over a period from 2008 to 2022, he was responsible for all BP’s science and technology programmes aimed at climate risk mitigation, increasing energy efficiency and reducing its carbon footprint. He has been the chairman since 2023 and trustee since 2016 of the John Lyons Foundation and serves on the board of the UK Royal Academy of Engineering. David holds a BA Engineering degree from the University of Cambridge. He is a fellow of The Royal Academy of Engineering, the Institute of Materials, Minerals and Mining and the UK Institute of Directors.

M Flöel
Nationality:	German
Qualifications:	MSc (Chemistry) PhD (Chemistry)
Sasol Limited Board Committee Memberships:	Capital Investment Committee Remuneration Committee (Chairperson) Safety, Social and Ethics Committee Nomination and Governance Committee

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

K C Harper
Nationality:	American
Qualifications:	BSc (Industrial Management) MBA
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

Kathy Harper is a retired Chief Financial Officer of BDP International, a leading privately-held global logistics and transportation solutions company. She has an MBA and a certificate in cyber security oversight from the National Association of Corporate Directors (NACD). She is the Chairman of Venator Materials PLC and also serves as a non-executive director and audit committee chairman for Modine (NYSE MOD) and for the American Lung Association. She has most recently served as the interim Chief Financial Officer of the Philadelphia Museum of Art. Prior to BDP she was the Chief Financial Officer of a produce freshness solutions company. She also served as the Chief Financial Officer of Tronox and the Chief Financial and Business Development Officer of Rio Tinto Diamonds and Minerals Group. She has served as an audit committee chairman for Lydall (NYSE LDL) and non-executive director for Richards Bay Minerals in South Africa, as well as for Hydrogen Energy, a former Rio Tinto/BP joint venture in London.

V D Kahla
Nationality:	South African
Qualifications:	BA LLB Advanced Management Programme (MIT Sloan School of Management)
Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee

Vuyo Kahla was appointed to the GEC on 1 January 2011 and is Sasol’s Executive Vice President: Commercial and Legal. He also served as the Company Secretary of Sasol Limited between 2011 and 2019, prior to his appointment as a director of Sasol Limited in November 2019. Previously he served on the group executive committee of Transnet and on the Africa executive committee of Standard Bank. He also held various roles in the Government of the Republic of South Africa, including Assistant Legal Advisor to President Nelson Mandela and Director responsible for Corporate Strategy and Transformation at the Department of Justice. He is an alumnus of the University of Cambridge’s Prince of Wales Programme on Sustainability Leadership, and the chairman of the council of Rhodes University, South Africa.

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

N X Maluleke
Nationality:	South African
Qualifications:	BCom (Accounting) BCom (Hons) (Accounting) MBA CA(SA)
Sasol Limited Board Committee Memberships	Audit Committee Safety, Social and Ethics Committee

Xikongomelo Maluleke is a Chartered Accountant and a Certified Director®. She obtained a BCom (Accounting) degree from the University of Limpopo, a BAcc Honours and Certificate in Theory of Accounting from the University of KwaZulu-Natal and an MBA from the University of Pretoria. With over 20 years of experience across financial services, retail, and energy, Xikongomelo spent 13 years in the energy sector. She has held senior finance leadership roles at BPSA, Shell Downstream South Africa, and Lumika Renewables. During her seven years at Shell Downstream South Africa, she held various finance and strategic leadership roles and was a permanent invitee to their audit and risk Committee. Ms Maluleke was the Chief Financial Officer of Lumika Renewables (a joint venture of Reunert Limited and A.P. Moller Capital). She served on the board of directors of SSA as an appointee of the Board of Trustees of the Sasol Khanyisa Employee Share Ownership Trust. She was also a director and treasurer of the Southern African Energy Efficiency Confederation, and founded and led an ESG and sustainability advisory firm, partnering with LMT LTM Energy on decarbonisation and climate-change consulting.

N N A Matyumza
Nationality:	South African
Qualifications:	BCom BCompt (Hons) CA(SA) LLB
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

Nomgando Matyumza was an independent non-executive director of Sasol Limited from 8 September 2014 until she retired on 8 September 2024. She is an Independent non-executive director of Standard Bank Group Limited, The Standard Bank of South Africa Limited, Volkswagen South Africa (Pty) Ltd and Clicks Group Limited. She has held senior financial management and executive positions in various organisations, including South African Breweries, Transnet and Eskom. She is an ordained minister and director of the African Methodist Episcopal Church.

S Subramoney
Nationality:	South African
Qualifications:	BCompt (Hons) (Accounting Science) CA (SA)
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

Stanley Subramoney has expertise in accounting and auditing and has worked for companies expanding into emerging economies. After qualifying as a chartered accountant, he was appointed audit partner at PricewaterhouseCoopers (PwC) and thereafter, Deputy Chief Executive Officer for PwC Southern Africa and member of the Southern Africa executive committee. Throughout his 27 years in the audit profession, he led complex assignments including representing the firm in several African and global organisational structures. These roles provided him with extensive international exposure with global clients. He is currently the Chief Executive Officer of Menston Holdings, a black-owned diversified investment company established in 2015 which focuses on the food and agriculture, construction and technology sectors. He is also an independent non-executive director on Nedbank Group’s board and a standing invitee to its audit committee.

Senior management—experience

In addition to the three executive directors listed above, we have identified our senior management as the members of our GEC.

Name	Year Born	Position	Nationality	Year Appointed
V Bester	1970	Executive Vice President: Operations and Projects	South African	2024
A G M Gerber	1967	Executive Vice President: International Chemicals	German	2024
C H Herrmann	1973	Executive Vice President: Marketing and Sales Energy and Chemicals Southern Africa	German	2024
C K Mokoena	1965	Executive Vice President: Human Resources & Corporate Affair	South African	2017
S D Pillay	1976	Executive Vice President: Business Building, Strategy and Technology	South African	2024
H Wenhold	1965	Executive Vice President: Mining, Risk and SHE	South African	2023

V Bester BScEng (Chemical) and Executive Development Programme

Appointed on 1 April 2024, Mr. Victor Bester serves as Executive Vice President for Operations and Projects at Sasol. He leads the safe, sustainable, and reliable execution of Southern African operations, with a strategic focus on gas operations in Mozambique. His mandate includes driving cost-effective production strategies, optimizing asset management, and ensuring operational excellence across the region. In this pivotal leadership role, Mr. Bester also oversees Sasol’s Projects and Engineering Centre of Excellence, championing the highest standards of technical assurance and project delivery across the group. With nearly three decades of experience in the oil and gas industry, Mr. Bester brings deep operational insight and strategic leadership to the role. Prior to this appointment, he held several senior positions within Sasol, and previously served as Managing Director of both the Chevron South Africa Refinery and SAPREF (South African Petroleum Refineries). These roles solidified his reputation for leading complex refining operations, driving transformation, and delivering results in high-stakes environments.

A G M Gerber Diplom-Kauffrau (MBA), Executive Development Program

Ms Antje Gerber joined Sasol on 15 April 2024 and is currently the Executive Vice President: International Chemicals, responsible for Sasol’s international chemicals business. She is accountable for profit and loss, maintaining safe, reliable and sustainable operations across multiple geographies, driving customer-led growth and product development. Prior to her appointment she was a President for Arxada AG, Basel Switzerland, a global specialty chemical portfolio company owned by Bain Capital and Cinven. For more than 30 years, Ms Gerber also held various other executive leadership positions in the chemicals industries and is also a member of the supervisory board of ALTANA AG, Germany.

C H Herrmann Diplom-Kaufmann (MBA)

Mr Christian Herrmann was appointed as Executive Vice President, Marketing and Sales Energy and Chemicals, Southern Africa on 1 April 2024. Previously he was the Senior Vice President, Performance Solutions at Sasol. Prior to Sasol, he was the leader in the major turnaround of one of America’s most iconic companies as Chief Executive Officer of Morton Salt, bringing the strong combination of financial acumen and entrepreneurial approach to improve the value of the company for owners and employees. He developed and implemented a successful business strategy to reignite the Morton Salt business and brand. Christian has a Master of Business Administration from Eberhard Karls University in Tuebingen, Germany, and a Bachelor of Business Administration from Johann Wolfgang Goethe University in Frankfurt, Germany. He is certified through the CFA Institute, USA, with Chartered Financial Analyst Designation (CFA).

C K Mokoena BA Honours(Human Resources Development B Social Sciences), MCom (Leadership Studies) (Cum Laude)

Ms Charlotte Mokoena is responsible for the design of global human resources strategies, policies and frameworks at Sasol that enable the organisation to attract, develop and retain key talent. She also focuses on stakeholder relations. Prior to her current role, Ms Mokoena was Human Resources Executive at Tongaat Hulett Limited. She held this position from July 2013. Before this, Ms Mokoena spent 11 years at Telkom South Africa Limited, during which time she held several senior positions spanning the human resources, business consulting and customer services discipline, including Chief of Human Resource and Group Executive: Customer experience management.

S D Pillay BScEng (Chemical), PhD Eng (Chemical)

Dr Sarushen Pillay joined the Group in 2006 and was appointed as Executive Vice President: Business Building, Strategy and Technology on 1 April 2024. During his career he held various leadership positions at most of Sasol’s South African operating facilities. He has been exposed to a broad range of business activities, including roles as Technology Manager, Coal and Environmental Technology, acting Vice President, Coal and Environmental Research, Vice President, Technical Solutions/Environmental Sustainability. Prior to his current position, he was appointed as Senior Vice President, Strategy and Sustainability, Energy

H Wenhold B.Eng (Mechanical), MBL

Mr Hermann Wenhold was appointed as the Executive Vice President, Mining, Risk and Safety, Health and Environment on 1 November 2023. Prior to his appointment to the GEC, he served in various leadership roles within the Sustainability, Safety, Health and Environment portfolios and as Senior Vice President Mining from 2022 to 2023. Mr Wenhold was awarded a Sasol bursary in 1984 and started his engineering career at Sasol in 1988, where he gained in-depth operational knowledge in reliability, cost effectiveness and safety of operations through various roles across Sasol’s South African value chain, including Secunda Synfuels, Natref and Mining. Mr Wenhold was appointed as Managing Director of Sasol Mining from 2007 to 2012, and he was reappointed in this role in 2022 to lead a comprehensive business turnaround and culture transformation programme. Between 2013 and 2022, he led the Safety, Health and Environment portfolio for the Sasol Group and was later appointed as Chief Sustainability Officer and Chief Risk Officer, responsible for developing and implementing enterprise functional strategies and managing complexity in Safety, Health and Environment, Enterprise Risk Management and Sustainability.

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

Long-term incentive plans applicable to executive directors and senior management

For details regarding our long-term incentive plans applicable to executive directors and senior management named in “Item 6.A—Directors and senior management”, refer to our Remuneration Report filed as Exhibit 99.2.

Voluntary Disclosure: Pay equity and Workforce compensation.

As part of our commitment to transparency, fairness, and responsible remuneration practices, we voluntarily disclose key workforce compensation metrics, including pay equity indicators, to provide stakeholders with insight into our approach to equitable pay. For details regarding this disclosure, refer to our Remuneration Report filed as Exhibit 99.2.

6.C Board practices

Refer to “Item 6.A—Directors and senior management” for our board of directors and information with respect to their terms of office. Refer to our Remuneration Report filed as Exhibit 99.2 for details of our directors’ and senior management service contracts and benefits upon termination of employment.

Refer to “Integrated Report—Governance” as contained in Exhibit 99.7 for details relating to our audit and remuneration committees, as well as the names of committee members, and refer to the “Terms of Reference—Audit Committee and Remuneration Committee” as contained in Exhibit 99.9.2 for summaries of the terms of reference under which these committees operate.

6.D Employees

The information set forth under “Item 18—Financial Statements—Note 4 Employee related expenditure” is incorporated by reference.

Remuneration of directors and key personnel is contained in the Remuneration Report, contained in Exhibit 99.2.

Our permanent workforce’s geographic location composition at 30 June is presented below.

Region	2025	2024	2023

	Number of employees
South Africa	23 027	23 543	24 475
Europe	2 535	2 600	2 614
North America	1 155	1 285	1 327
Other	694	713	657
Total	27 411	28 141	29 073

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

In accordance with the requirements of the South African Companies Act 71 of 2008, as amended (the Companies Act), the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 30 June 2025

	2025		2024		2023
	Number of	% of	Number of	% of	Number of	% of
	shares	securities	shares	securities	shares	securities
GEPF(1)	115 502 696	17.79	110 136 077	16.98	119 904 480	18.72
IDC(2)	53 266 887	8.2	53 266 887	8.21	53 266 887	8.31
(1)	Government Employees Pension Fund (GEPF).
(2)	Industrial Development Corporation of South Africa Limited (IDC).

The voting rights of major shareholders do not differ from the voting rights of other shareholders.

As of 31 July 2025, 43 824 940 Sasol ordinary shares, or approximately 6.8 % of our total issued securities, were held in the form of ADRs. As of 31 July 2025, 199 record holders in the US held approximately 20.06 % of our total issued securities in the form of either Sasol ordinary shares or ADRs.

7.B Related party transactions

There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party to and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2025 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

During this financial year, Sasol group of companies, in the ordinary course of business, entered into various purchase and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the Sasol group

Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to “Item 18—Financial Statements—Note 34 Related party transactions” for further details.

7.C Interests of experts and counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated statements and other financial information

Refer to “Item 18—Financial Statements” for our financial statements, related notes and other financial information.”

Dividend policy

We apply a dividend policy to pay dividends calculated at 30% of Free Cash Flow when net debt (excluding leases) is sustainably below US$ 3bn. Free Cash Flow is measured as cash available from operating activities (from the Statement of Cash Flow) less First order capital. This represents cash flow after tax and interest but before Second order capital. Second order capital includes further debt reduction, investment in larger growth and transform projects and/or additional returns to shareholders. Second Order capital can only be allocated when net debt (excluding leases) is sustainably below US$3bn and after we have paid 30% of free cash flow as dividends to shareholders. The board of directors will retain the discretion to consider balance sheet flexibility, and prevailing market conditions in declaring dividend distributions. The board did not declare a dividend for the current year.

When we make a decision on dividends, we take a number of factors into account. These include the impact of the current volatile macro-economic environment, capital investment plans, the current strength of the Company’s balance sheet, and the dividend cover range in line with our capital allocation framework.

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

The last time the Company’s MOI was amended was on 2 December 2022 by way of a shareholders’ special resolution at the Company’s annual general meeting, filed on the Form S-8 Registration Statement under the Securities Act on March 2023.

See Exhibit 1.1 for the Company’s latest MOI.

2. Summary of the MOI with respect to directors

Director’s power to vote in respect of matters in which a director has a material interest. In terms of our MOI and the Companies Act, a director who has a personal financial interest in respect of a matter to be considered at a board of directors’ meeting, or knows that a related person has a personal financial interest in the matter, may not vote on the matter and must, after giving his/her full views on the matter, recuse himself/herself from the meeting. In terms of our board of directors’ charter, directors are appointed on the express agreement that they may be removed by the board of directors if and when they develop an actual or prospective material, enduring conflict of interest with the Company or another group company.

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

9. Effect of the South African law

With respect to items 2 through 8 above, the effect of the South African law applicable to our Company has been explained in those paragraphs.

10. Stricter conditions imposed by the MOI than the South African law governing changes in the capital of the Company

The requirements of our MOI are stricter than the South African law in that:

●	the directors do not have the power to issue authorised shares (other than capitalisation shares) without the approval of an ordinary resolution or a special resolution being passed by the shareholders, depending on which is required by our MOI;
●	the board of directors does not have the power to amend the authorisation (including increasing or decreasing the number) and classification of shares (including determining rights, limitations and preferences) which is permitted under the Companies Act, without the authority of a special resolution; and
●	the permission under the Companies Act to allow rights, privileges or conditions attaching to any class of shares to vary in response to any objectively ascertainable external fact/s, is excluded under our MOI.

10.C Material contracts

We do not have any material contracts, other than contracts entered into in the ordinary course of business.

10.D Exchange controls

South African exchange control regulations are administered by the Financial Surveillance Department (FSD) of the SARB and regulate transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.

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

Funds raised outside the Common Monetary Area (CMA) (which consists of South Africa, Lesotho, Namibia and eSwatini) by our non-resident subsidiaries, i.e. a non-resident for exchange control purposes, are not restricted under South African exchange control regulations and may be used for any purpose including foreign investment, as long as such use is without recourse to South Africa. We, and our South African subsidiaries, would, however, require approval by the FSD in order to provide guarantees for the obligations of any of our subsidiaries with regard to funds obtained from non-residents of the CMA.

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

Withholding taxes

A withholding tax on interest at the rate of 15% is currently applicable. This withholding tax is reduced to zero percent in terms of the Treaty to the extent that the interest is derived and beneficially owned by a resident of the other Contracting State (i.e. state/party to a bilateral double taxation agreement). The administrative compliance obligation must be adhered to prior to the payment of the interest to benefit from the Treaty rate.

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

United States federal income taxation

The following is a general summary of the material US federal income tax consequences of the ownership and disposition of shares or ADSs to a US holder (as defined below) that holds its shares or ADSs as capital assets. This summary is based on US tax laws, including the Internal Revenue Code of 1986, as amended, Treasury regulations, rulings, judicial decisions, administrative pronouncements, all as of the date of this annual report, and all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement relating to the ADSs and any related agreement will be performed in accordance with its terms.

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

Taxation of distributions

Distributions (without reduction of South African withholding taxes, if any) made with respect to shares or ADSs (other than certain pro rata distributions of Sasol’s capital stock or rights to subscribe for shares of Sasol’s capital stock) are includible in the gross income of a US holder as foreign source dividend income on the date such distributions are received by the US holder, in the case of shares, or by the Depositary, in the case of ADSs, to the extent paid out of Sasol’s current or accumulated earnings and profits, if any, as determined for US federal income tax purposes (earnings and profits). Any distribution that exceeds Sasol’s earnings and profits will be treated first as a non-taxable return of capital to the extent of the US holder’s tax basis in the shares or ADSs (thereby reducing a US holder’s tax basis in such shares or ADSs) and thereafter as either long term or short term capital gain (depending on whether the US holder has held shares or ADSs, as applicable, for more than one year as of the time such distribution is actually or constructively received).

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

Sale, exchange or other taxable disposition of shares or ADSs

Upon a sale, exchange or other taxable disposition of shares or ADSs, a US holder generally will recognise a capital gain or loss for US federal income tax purposes in an amount equal to the difference between the US dollar value of the amount realised on the disposition and the US holder’s adjusted tax basis, determined in US dollars, in the shares or ADSs. Such gain or loss generally will be US source gain or loss, and generally will be treated as a long term capital gain or loss if the holder’s holding period in the shares or ADSs exceeds one year at the time of disposition if Sasol was not, at any time during the holder’s holding period, a PFIC, as discussed below, for US federal income tax purposes. The deductibility of capital losses is subject to significant limitations. If the US holder is an individual, long term capital gain generally is subject to US federal income tax at preferential rates. Each US holder of shares or ADSs is urged to consult its own tax advisor regarding the potential US tax consequences from the taxable disposition of shares or ADSs, including foreign currency implications arising therefrom and any other South African taxes imposed on a taxable disposition.

Passive foreign investment company considerations

A non-US corporation is a passive foreign investment company in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average of its assets is attributable to assets that produce or are held to produce passive income. Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2025. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

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

Refer to “Item 18—Financial Statements—Note 35 Financial risk management and financial instruments” for a qualitative and quantitative discussion of the group’s exposure to these market risks. The following is a breakdown of our debt arrangements, a summary of fixed versus floating interest rate exposures for operations and a break-down of derivatives. Liabilities reflect principal payments in each year.

								Fair
Liabilities—notional	2026	2027	2028	2029	2030	Thereafter	Total	value

	(Rand in millions)
Fixed rate (Rand)	—	—	—	—	—	1 166	1 166	1 166
Average interest rate	8,00%	8,00%	8,00%	8,00%	8,00%	8,00%
Variable rate (Rand)	912	1 154	1 254	1 214	—	—	4 534	4 549
Average interest rate	5,35%	5,32%	6,00%	9,09%	0,00%	0,00%
Fixed Rate (US$)	0	11 538	13 313	31 062	—	15 088	71 001	66 223
Average interest rate	6,13%	6,29%	6,72%	6,66%	5,50%	—
Variable rate (US$)	—	—	2 428	3 219	20 666	—	26 313	26 338
Average interest rate	6,12%	6,12%	6,13%	6,14%	6,15%	—
Fixed rate (Euro)	42	—	—	—	—	—	42	42
Average interest rate	1,95%	0,00%	0,00%	0,00%	0,00%	0,00%
Variable ratio (Euro)	667	—	—	—	—	—	667	667
Average interest rate	2,85%	0,00%	0,00%	0,00%	0,00%	0,00%
Total	1 621	12 692	16 995	35 495	20 666	16 254	103 723	98 985

							Total
	2026	2027	2028	2029	2030	Thereafter	Maturity

	(Rand in millions)
Foreign Currency Derivatives—held for trading*
US$
Foreign exchange zero‑cost collars	609	—	—	—	—	—	609
Forward exchange contracts	622	—	—	—	—	—	622
Euro
Foreign Exchange Contracts	58	—	—	—	—	—	58
Commodity derivatives—held for trading*
Crude oil
Crude oil put options	1 055	—	—	—	—	—	1 055
Ethane Price
Other foreign exchange derivatives	104	101	100	146	146	(797)	(200)
Other commodity derivatives	(39)	0	0	0	0	0	(39)
*

Held for trading derivatives are entered into in the normal course of business to mitigate our exposure to foreign exchange rates, interest rates and commodity prices. For more information relating to contract amounts, weighted average strike prices, notional amounts and weighted average pay rate refer to “Item 18—Financial Statements—Note 36 Financial risk management and financial instruments”.

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

12.D.4 Depositary payments for 2025

J.P Morgan paid an amount of US$1 817 907.05 to Sasol on 4 June 2025 in respect of annual contributions.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the group’s disclosure controls and procedures (required by Rule 13a-15(b) under the Exchange Act) as of 30 June 2025. Based on this evaluation, the Company has concluded that its disclosure controls and procedures were ineffective as of 30 June 2025 due to the existence of certain material weaknesses in its internal control over financial reporting, as described further below.

As disclosed in our previously filed annual reports on Form 20-F, the Company has in the past identified material weaknesses in its ICFR. During the year ended 30 June 2025, management undertook and substantially completed several remediation measures to address these previously identified material weaknesses. As a result of these efforts, as of 30 June 2025, the material weakness related to ineffective IT general controls within our Eurasia segment, which was first identified in our Form 20-F for the year ended 30 June 2024 (2024 Form 20-F) has been remediated and is now closed.

Management further evaluated the Company’s internal control over financial reporting during the 2025 reporting period and determined that it has made substantial progress in addressing, but has not yet fully remediated and closed the following material weaknesses identified in our 2024 Form 20-F: (i) inadequate design and implementation of risk assessment processes relating to the methodology for the process for determining of material entities for internal control over financial reporting purposes; (ii) lack of adequate resources and understanding of the application of ICFR resulting in ineffective design and implementation of internal controls across the South African and Eurasian businesses, particularly as it pertains to the level of precision and evidence of review, including the completeness and accuracy of the information relied upon; and (iii) inadequate design and execution of controls over revenue recognition processes and supporting systems at the South African operations.

Management also identified the following additional material weaknesses over financial reporting during the 2025 reporting period: (iv) insufficient precision in determining the completeness and accuracy of information used in Southern African impairment processes; (v) ineffective IT general controls over user access and the management of changes to certain financial reporting systems for the South African operations; and (vi) ineffective design and implementation of controls related to the implementation of a new enterprise resource planning (ERP) system at an Italian subsidiary that forms part of the Chemicals Eurasia segment.

Notwithstanding these material weaknesses, management has concluded that the consolidated financial statements in this annual report on this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in accordance with IFRS, as issued by the IASB.

(b)	Management’s annual report on internal control over financial reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act as amended. Under Section 404 of the Sarbanes-Oxley Act, management must assess the effectiveness of the Company’s internal control over financial reporting as of the end of each financial year and report, based on that assessment, whether the Company’s internal control over financial reporting is effective.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even effective processes of internal control over financial reporting can provide only reasonable assurance with respect to the reliability of financial reporting and preparation of financial statements for external purposes. Management assessed the effectiveness of the Company’s internal control over financial reporting as of 30 June 2025 using the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework (2013)”.

Based on its assessment, management has determined that the Company’s internal control over financial reporting is ineffective as of 30 June 2025 due to the existence of the material weaknesses described below.

Material weaknesses in Internal Control over Financial Reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Previously identified material weaknesses not yet fully resolved

i.	Inadequate design and implementation of risk assessment processes relating to the methodology for the process for determining material entities for internal control over financial reporting purposes.

As disclosed as a material weakness in our 2024 Form 20-F, management identified weaknesses over the methodology for scoping and evaluating entities across the group for internal control over financial reporting purposes. Management also concluded that existing documented processes and internal control over financial reporting risk assessments were not performed in a timely manner and that the Company’s current risk assessment framework and related documentation processes are insufficient.

ii.	Lack of adequate resources and understanding of the application of ICFR resulting in ineffective design and implementation of internal controls across the South African and Eurasian businesses particularly as it pertains to the level of precision and evidence of review, including the completeness and accuracy of the information relied upon.

Management identified a material weakness, previously disclosed in our 2024 Form 20-F, due to a lack of adequate resources and understanding of the application of internal control over financial reporting that resulted in the ineffective design and implementation of business process and system reliant internal controls across the South African and Eurasian businesses to mitigate material misstatements as result of: (i) the lack of documented, standardized control processes that are sufficiently detailed to ensure information used in the execution of controls is accurate and complete and that automated system functionality operates as intended; (ii) the lack of a standardized process requirements and procedures for documenting evidence that controls are being executed to the requisite level of precision; and (iii) the failure to maintain records reflecting such evidence. The impact of this material weakness is pervasive to the company’s internal control over financial reporting of the South African and Eurasian businesses.

These material weaknesses resulted in no material misstatements in the 2025 financial statements, however, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis.

Previously identified material weakness (scope expanded)

iii.	Inadequate design and execution of controls over revenue recognition processes and supporting systems at the South African operations

As previously disclosed, management identified a material weakness during financial year 2024 with respect to the operation of controls in relation to the treatment of consignment stock in Sasol Oil which resulted in the non-elimination of interdivisional sales due to inadequate management oversight.

As part of the financial reporting process for financial year 2025, management performed a risk assessment which identified additional deficiencies across processes and systems that enable revenue recognition within the South African businesses. These deficiencies were mainly due to a lack of controls ensuring the completeness and accuracy of volume and pricing information through system interfaces. Consequently, the scope of the deficiency has been expanded from the consignment inventory within Sasol Oil to the revenue recognition processes across the entire South African business.

The previously disclosed overstatement of revenue and materials, energy and consumable within Sasol Oil was caused by the inadequate design and execution of controls over revenue recognition processes and supporting systems at the South African businesses and was corrected prior to the issuance of the Company’s consolidated financial statements for the year ended 30 June 2024.

This material weakness resulted in no material misstatements in the 2025 financial statements, however, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis.

Newly identified material weaknesses

Management identified additional material weaknesses in 2025. These material weaknesses resulted in no material misstatements in the 2025 financial statements, however, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis. These identified material weaknesses are set forth below.

iv.	Insufficient precision in determining the completeness and accuracy of information used in Southern African impairment processes

Management concluded that the controls designed and implemented across the Southern African impairment processes, with respect to financial and operational information and assumptions input, required greater precision to ensure the completeness and accuracy of information used for impairment assessments and to prevent or detect a material misstatement.

v.	Ineffective IT general controls over user access and the management of changes to certain financial reporting systems for the South African operations.

Management identified a material weakness related to ITGC affecting the South African businesses, specifically concerning the implementation of controls related to access and the management of changes to ERP and other financial reporting systems. Even though management found no instances of unauthorized access or system changes, it nonetheless concluded that the controls over the financial reporting systems that support the South African businesses exhibited internal control design deficiencies based on: (i) inadequate design of controls to restrict privileged access to certain financial reporting systems; (ii) inadequate resources to execute controls; and (iii) lack of adequate controls to prevent unauthorised system changes.

vi.	Ineffective design and implementation of controls related to the implementation of a new ERP system at an Italian subsidiary that forms part of the Chemicals Eurasia segment.

Management identified a material weakness that arose from a new ERP system implementation, initiated in 2025, specifically relating to project governance over (i) the design of effective controls over the ERP implementation to ensure appropriate data conversion and data integrity; (ii) the provision of sufficient end user training and guidance documentation to our employees to ensure effective system operation and execution of responsibilities; and (iii) testing of comprehensive set of scenarios as part of user acceptance testing to verify system technical performance.

(c)Attestation report of the registered public accounting firm

Our independent registered public accounting firm, KPMG Inc, who audited the consolidated financial statements included in this Annual Report on Form 20-F, issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. KPMG Inc’s report appears on page F-2 of this annual report on Form 20-F.

(d)Changes in internal control over financial reporting

Closure of previously identified material weakness on ineffective IT general controls in Chemicals Eurasia segment.

In 2024 management identified a material weakness related to information technology general controls (ITGC) in the Chemicals Eurasia segment, specifically concerning the implementation of controls related to access to enterprise resource planning (ERP) systems, which should be restricted.

Throughout the year, management updated procedures related to both general and privileged user access, provided comprehensive personnel training, and revised control documentation. Following the implementation of these remedial actions, management has determined that the remedial actions implemented during the year were successful and, as of 30 June 2025, this material weakness has been remediated and is considered closed.

Remediation measures on open material weaknesses

The Company is committed to ensuring a strong internal control environment. To that end, management, with the oversight from our Audit Committee, made considerable progress in remediating the material weaknesses previously identified and continue to execute the remaining remedial actions in order to fully remediate the underlying causes that gave rise to the material weaknesses.

The Company is actively advancing the implementation of its remedial actions, having already successfully introduced, and in some instances completed several remedial measures to address the material weaknesses identified as of 30 June 2025. These include:

●	Risk Assessment Principles Updated: The Company’s risk assessment framework has been revised to enhance the identification and management of financial reporting risks. This includes guidance on evaluating both quantitative and qualitative factors, specifying trigger events for risk assessments, referencing COSO principles, and addressing process-level risks.
●	Scoping Methodology Enhanced: Updated standards and guidelines for scoping methodology have been implemented to ensure more comprehensive consideration of all assessment criteria. Further improvements through the system enablement of our scoping process and other enhancements are ongoing.
●	Improved SOX Sustainment Strategy: The Company’s SOX sustainment strategy has been updated to incorporate materiality principles and reinforce thorough alignment with COSO guidelines. Additionally,
●	SOX Committee Established: A dedicated SOX Committee has been established in support of the audit committee, tasked with delivering management oversight and ensuring quality assurance on all SOX-related activities.
●	Control Standards and Guidelines: Management has updated the standards and guidelines in relation to how control attributes should be documented and data extracted from systems to ensure that controls are executed effectively.
●	Sasol Oil Interdivisional sales: Robust internal controls have been designed and implemented to ensure the elimination of interdivisional sales within Sasol Oil, with closure dependent on the control having operated for a sufficient period of time.
●	System enhancements: The Company is currently enhancing its internal control over financial reporting system solution by implementing systemized scoping and framework compliance capabilities. These improvements will facilitate consistent and detailed scoping on a timely basis and support proactive monitoring of compliance with the COSO framework as outlined in the system.
●	Documentation of processes: The review and update of documented financial reporting processes for the South African and Eurasian businesses is progressing as planned, with approximately half of the process flows documentation completed to date. This initiative will be implemented throughout the upcoming financial year and includes the development and update of controls to address issues identified during the review. The assessment will also encompass the processes and systems that are implemented to support revenue recognition in South Africa.
●	Upskilling of employees: Employees have received targeted training during the 2025 financial year incorporating new and advanced principles to deepen their understanding of ICFR requirements, particularly regarding the level of precision and the requirements for evidencing execution of controls, including ensuring the completeness and accuracy of information used. This has resulted in an overall improvement in control execution during the current financial year as evidenced through a reduction in findings of shortcomings in the areas covered in the training. Additional training is scheduled for the 2026 financial year to further reinforce the principles established during the 2025 financial year training.
●	Ensuring Adequacy of Resources: External resources and consultants were engaged during the year to support remedial actions, while the SOX compliance organizational structure was reviewed and certain resources have been deployed, with the deployment of further resources being ongoing. The evaluation of the resources required to enable SOX compliance across the business is progressing, to ensure we have available sufficient resources to support risk assessment, monitoring and control execution for the financial reporting processes.
●	Southern African impairment processes: A system solution has been developed to ensure proper approval of cash flow and allocation inputs within the integrated value chain impairment model. This solution supports the accurate allocation of cash flow and asset value data through various businesses that form part of the Southern African integrated value chain towards the appropriate cash generating units. It also facilitates the consistent calculation and allocation of long-term cash flow impacts based on key sustainability assumptions, and delivers the final impairment results for all Southern African cash generating units. This solution has underwent successful testing during the 2024 financial year affirming its reliability. Additional improvements are currently underway to expand on these positive outcomes. A plan is being developed to further improve the impairment processes that feed into the system solution, including (i) a review of the end-to-end process to standardise and simplify this complex and highly integrated process; (ii) the development of a detailed instructions and guidance on the relevant procedures to align expectations on the level of precision required; and (iii) consider other enhancements to ensure the completeness and accuracy of inputs into the impairment process.
●	South African IT General Controls: Management will review and strengthen IT general controls regarding user access and management of change in South Africa, informed by the results achieved from the Chemicals Eurasia’s remediation. Additionally, the team will assess resource requirements and further develop expertise to ensure compliance with SOX standards as they pertain to the South African IT control framework.

Similar instances of inadequate control over access were identified in our 2024 Form 20-F in connection with our Eurasia operations, and have since been remediated. See “— Changes in internal control over financial reporting – Closure of previously identified material weakness on ineffective IT general controls in Chemicals Eurasia segment” above.

●	ERP implementation: Enhance the plan for the further deployment of the global International Chemicals ERP system, incorporating insights gained from the Italy business pilot implementation which had been selected as a pilot due to its contained scope and representation of end-to-end processes. This enhancement includes improved project governance by (i) enhancing system readiness through expanded testing scenarios; (ii) embedding SOX controls in the user acceptance testing process over the ERP solution; (iii) elevating the quality and comprehensiveness of personnel training and guidance documentation; and (iv) reinforcing protocols, controls and procedures related to data validation and migration.

We believe our actions will be effective in remediating the above noted material weaknesses, and we continue to devote significant time and attention to ensuring the proper implementation of these remedial measures. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address these control deficiencies, or we may modify certain of the remediation measures described above. The material weaknesses will not be considered remediated until we have completed designing and implementing the longer-term remediation efforts, the applicable remedial controls have been in operation for a sufficient period of time, and management has concluded, through testing, that these controls are operating effectively.

See “Risk Factors – Our shareholders might lose confidence in our financial and other public reporting if we continue to identify material weaknesses, and fail to maintain an effective system of internal controls over financial reporting which in turn may adversely affect our share price”

Except for the identification of the material weaknesses and the remediation procedures implemented by the Company described above, there have been no changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) - 15 during the year ended 30 June 2025 that have materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

Item 16.A AUDIT COMMITTEE FINANCIAL EXPERT

Our nomination and governance committee is satisfied that all members of the audit committee have the requisite financial expertise to serve as members of the Audit Committee, and our board of directors has determined Ms GMB Kennealy, appointed as the chairman of the audit committee with effect from 1 September 2021, to be a financial expert within the meaning of the Sarbanes-Oxley Act.

Item 16.B CODE OF ETHICS

The Sasol’s code of conduct (the Code of Conduct) adopts a behaviour-based approach which reinforces the importance of linking our day-to-day actions to Sasol’s values and culture. The Code of Conduct is further underpinned by policies and guidance notes to enhance its everyday application. The Code of Conduct applies to all Sasol employees and directors worldwide, except as otherwise stated in the Code of Conduct. Joint venture companies and associated companies are encouraged to adopt similar principles.

The Code of Conduct is available on our website. The website address is: https://www.sasol.com/esg/ethics/sasol-code-of-conduct

This website is not incorporated by reference in this annual report.

We operate an independent ethics -line through external advisors where reports can be made telephonically, via e-mail or from the website. The confidential and anonymous ethics line provides an impartial facility for all stakeholders to report alleged deviations from ethical behaviour, as well as breaches of our Code of Conduct, Sasol policies or regulatory requirements, including fraud and unsafe behaviour, environmental misconduct or human rights abuses. Our Code of Conduct and related policies guide our interactions with all government representatives.

Our Code of Conduct prohibits contributions from Sasol to political parties or government officials since these may be interpreted as an inducement for future beneficial treatment, and interference in the democratic process.

Item 16.C PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate audit and audit related fees, tax fees and all other fees billed by our principal accountants, KPMG for 2025.

		Audit‑		All
	Audit	related	Tax	other
	fees	fees (2)	fees (2)	fees (2)	Total

	(Rand in millions)
2025(1)	160	7		4	171
2024(1)	145	7		3	155
(1)	In respect of our audit committee approval process, all non-audit and audit fees paid to KPMG in 2025 and 2024 have been pre-approved by the audit committee.
(2)	The audit committee approved non-audit services of 7% (2024: 7%) in relation to statutory audit fee.

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

Audit related fees consist of the review of documents filed with regulatory authorities, consultations concerning financial accounting and reporting standards, review of security controls and operational effectiveness of systems, due diligence related to acquisitions and employee benefit plan audits.

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

In terms of our policy, non-audit services not exceeding R2 million that fall into the categories set out in the pre-approval policy, do not require pre-approval by the audit committee, but are pre-approved by the Senior Vice President: Financial Controlling and Governance. All non-audit services exceeding R2 million are pre-approved by the Chief Financial Officer. The audit committee is notified twice a year of services approved within this threshold.

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

No work was performed by persons other than the principal accountant’s employees on the principal accountant’s engagement to audit Sasol Limited’s financial statements for 2025.

Item 16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Total	Maximum
				number of	number of
				shares	shares
	Total	Average	Shares	purchased	that may
	number of	price	cancelled	as part of	yet be
	ordinary	paid	under the share	publicly	purchased
	shares	per	repurchase	announced	under the
Period	repurchased	share	scheme	programmes	programmes
For the year ended 30 June 2025	—	—	—	—	—
2024-07-01 to 2025-06-30	—	—	—	—	—
	—		—	—

Item 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

Item 16.G CORPORATE GOVERNANCE

Sasol maintains a primary listing of its ordinary shares and Sasol BEE ordinary shares on the Johannesburg Stock Exchange operated by the JSE and a listing of ADRs on the NYSE. We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2025.

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

Refer to “Insider Trading Policy and procedures” as contained in Exhibit 11.1, for further details of our insider trading policy.

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

To further support this, our governance uses multiple levels of assurance by segregated parties, starting with the (i) level 1 & 2 risk perspective which focuses on assurance activities performed by employees and management within the function, (ii) level 3 performed by independent internal audit function, (iii) level 4 which is done by external independent assurance providers and finally (iv) level 5 which is completed by the GEC and the board of directors. In addition, several penetration, red-teaming, and simulation exercises are performed annually.

Refer to “Item 3.D. Risks related to information technology” on cybersecurity risks

In terms of framework, we align with the NIST CSF framework and have a well-defined Incident response plan that is tested and improved quarterly. We make use of threat intelligence, penetration testing, red-teaming, third party risk management and vulnerability management to reduce our attack surface in addition to several mechanisms for detecting and responding to anomalies. We have a team of in-house and external cybersecurity experts to detect, protect, respond and remediate cyber threats. The Chief Information Officer (CIO) and Head of Cybersecurity are responsible for reporting to the GEC and the audit committee through the Information Management executive committee on the prevention, detection, mitigation and remediation of all threats and cybersecurity incidents.

Sasol has not experienced a cybersecurity incident that had a material impact on our business strategy, operations, or financial reporting in the last financial year. Despite this, we are cognisant of the fact that cyber-attacks are increasing in volume and sophistication and we continuously strive to improve our cyber security posture.

Governance

The Information Management and Digital functions report to the Audit Committee, which is a sub-committee of the board of directors of Sasol Limited. The Audit Committee oversees the main cybersecurity risk for Sasol. A member of board of directors with relevant IT experience oversees the effectiveness of the cyber security strategy, major projects, security incidents and controls. There is a process through the Sasol GEC to inform the board of directors/Audit Committee members of potential cyber threats, potential incidents and incidents on a quarterly basis.

Leading Cyber Management

The member of the board of directors responsible for Information Management is Executive Vice President Commercial and Legal, who is supported by the Group’s appropriately experienced CIO who has a BCom information systems and MBA with more than 20 years’ experience in IT leadership, and 32 years Sasol working experience, and Head of Cyber Security with a qualification in computer science and 28 years’ experience in IT in various disciplines. For a description of the risks from cybersecurity threats that may materially affect our Company and how they may do so, see “Item 3. D. Risk Factors - We may face the risk of data breaches or attempts to disrupt critical information and operational technology services, which may adversely impact our operations and business continuity”.

Item 17. FINANCIAL STATEMENTS

Sasol is furnishing financial statements pursuant to the instructions of Item 18 of Form 20-F.

Item 18. FINANCIAL STATEMENTS

The following consolidated financial statements, together with the auditors’ report of

PricewaterhouseCoopers Inc. (PCAOB ID No. 1308) for 2023 and KPMG Inc (PCAOB ID No. 1025) for 2024 and 2025 are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2025, 2024 and 2023

*	Refer to “Item 18—Financial Statements” which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sasol Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated income statement and statements of comprehensive income, changes in equity and cash flows of Sasol Limited and its subsidiaries (the “Company”) for the year ended 30 June 2023 including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended 30 June 2023 in conformity with IFRS Accounting Standards (Accounting Standards) and Interpretations of those standards, as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

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

/s/ PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa

1 September 2023, except for the effects of the revision discussed in Note 1.1 (not presented herein) to the consolidated financial statements appearing under Item 18 of the Company’s 2024 Annual Report on Form 20-F, as to which the date is 6 September 2024.

We served as the Company’s auditor from 2013 to 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sasol Limited

Opinion on Internal Control Over Financial Reporting

We have audited Sasol Limited and subsidiaries’ (the Group) internal control over financial reporting as of 30 June 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of 30 June 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of 30 June 2025 and 2024, the related consolidated income statement, consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended 30 June 2025, and the related notes (collectively, the consolidated financial statements), and our report dated 29 August 2025 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management’s assessment:

●	Inadequate design and implementation of risk assessment processes relating to the methodology for the process for determining material entities for internal control over financial reporting purposes;
●	Lack of adequate resources and understanding of the application of internal controls over financial reporting (ICFR) resulting in ineffective design and implementation of internal controls across the South African and Eurasian businesses, particularly as it pertains to the level of precision and evidence of review, including the completeness and accuracy of the information relied upon
●	Inadequate design and execution of controls over revenue recognition processes and supporting systems at the South African operations
●	Insufficient precision in determining the completeness and accuracy of information used in Southern African impairment processes
●	Ineffective IT general controls over user access and the management of changes to certain financial reporting systems for the South African operations
●	Ineffective design and implementation of controls related to the implementation of a new ERP system at an Italian subsidiary that forms part of the Chemicals Eurasia segment.

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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
29 August 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sasol Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Sasol Limited and subsidiaries (the Group) as of 30 June 2025 and 2024, the related consolidated income statement, consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended 30 June 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 30 June 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended 30 June 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 30 June 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 29 August 2025 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Impairment assessment of non-financial assets related to certain cash generating units

As discussed in Notes 16 and 14 to the consolidated financial statements, the Group’s consolidated property, plant and equipment and right of use assets at 30 June 2025 amount to R 158 041 million and R 11 834 million, respectively, a portion of which related to certain cash generating units (“CGUs”) in some of which management recognised an impairment of R 21 801 million. As discussed in Note 8, the Group assesses property, plant and equipment and right of use assets for impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount of the assets assessed for impairment is determined based on an estimate of the recoverable amount for the cash generating units, using a discounted cash flow model that requires management to estimate the present value of future cash flows, discounted using a suitable discount rate.

We identified the evaluation of the impairment assessment of the Group’s consolidated property, plant and equipment and right of use assets related to certain Southern African and US Chemicals CGUs as a critical audit matter. Minor changes to certain assumptions would have had a significant effect on the determination of the recoverable amounts. There was a high degree of auditor judgment involved in evaluating certain assumptions applied in the discounted cash flow models, specifically:

•

long-term average: USD/ZAR exchange rate, brent crude oil price, US ethane & ethylene chemical prices and certain other chemical prices used in the assessment of the recoverable amount used in the assessment of the recoverable amount

•	Weighted average cost of capital (“WACC”) rates for South Africa, Mozambique and the US
•	Forecast sales volumes and gross margins for the US Chemicals CGUs
•	impact of the proposed Carbon tax legislation on the Southern Africa Integrated Value Chain (“SA IVC”) cash flow assumptions
•	impact of implementing the Group’s Emissions Reduction Roadmap (“ERR”) on the SA IVC cash flow assumptions

The following are the primary procedures we performed to address this critical audit matter:

•	we performed sensitivity analyses over the key assumptions, as defined above, used to determine the recoverable amount to assess the impact of changes in those assumptions on the recoverable amounts
•

we compared the forecasted cash flows related to certain Southern African and US Chemicals CGUs used in the recoverable amount analysis against actual past performance and previous forecasts in order to assess the Group’s ability to forecast its cash flows

•

we evaluated the appropriateness of the impact of management’s ERR adjustments on the value-in-use calculations through the following procedures: we held discussions with management and evaluated whether the emissions reduction roadmap adjustments are reasonable by assessing their consistency with management’s approved plans and publicly available information.

•	we involved valuation professionals with specialised skills and knowledge, who assisted the audit team in:
•	evaluating the Group’s WACC rates USD/ZAR exchange rate, Brent crude oil price, US ethane & ethylene, and certain other chemical prices by comparing with publicly available data
•	developing an expectation of the US Chemicals CGU’s revenue growth rates and gross margins based on comparable market information and comparing those rates to those rates used by management
•

We also involved taxation professionals, with specialised skills and knowledge, who assisted in evaluating the reasonableness of the impact of the estimated carbon tax rate on the impairment assessments by comparing the carbon tax assumptions made by management with the requirements of the latest Carbon tax legislation in South Africa.

Evaluation of the environmental provisions related to certain sites within South Africa and Mozambique

As discussed in note 29 of the consolidated financial statements, the Group has recorded environmental provisions of R 14 112 million as of 30 June 2025, a portion of which relates to certain sites within South Africa and Mozambique. The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas, and petrochemical sites. In accordance with the Group’s published environmental policy and applicable legislation, the provision for environmental rehabilitation is recognised when the obligation arises, representing the estimated cash flows in the period in which the obligation is settled.

We identified the evaluation of the environmental provisions related to certain sites within South Africa and Mozambique as a critical audit matter. This matter required especially challenging, subjective and complex auditor judgement, including specialised skills and knowledge in evaluating the Group’s environmental provision related to these sites, including:

•	The selection of methods to estimate the closure costs; and
•	Certain management adjustments made to unit cost estimates

The following are the primary procedures we performed to address this critical audit matter:

We involved environmental rehabilitation professionals, with specialised skills and knowledge, who assisted us in:

•	evaluating of the closure and rehabilitation plans applicable regulatory and legislative requirements;
•	evaluating of the methodology used by the Group’s internal and external experts against industry practice and our understanding of the business; and
•	assessing of the reasonableness of the cost estimates against the closure and rehabilitation plan.

/s/ KPMG Inc.

We have served as the Group’s auditor since 2024

Johannesburg, Republic of South Africa
29 August 2025

SUPPLEMENTAL OIL AND GAS INFORMATION (unaudited)

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 932, “Extractive Industries—Oil and Gas”, and regulations of the SEC, this section provides supplemental oil and gas information separately about our natural oil and gas exploration and production operations, as managed by ROAS, which forms part of our Gas segment; and about our coal mining operations and the conversion of coal reserves to synthetic oil, as managed by our Mining segment and Secunda Operations.

NATURAL OIL AND GAS

The supplemental information provided below relates to our natural oil and gas operations, which are managed by ROAS.

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

Natural Oil and Gas (Rand in millions)

Total Mozambique
Year ended 30 June 2023
Acquisition of proved properties	—
Acquisition of unproved properties	—
Exploration	1 455,5
Development	4 186,5
Total costs incurred	5 642,0
Year ended 30 June 2024
Acquisition of proved properties	—
Acquisition of unproved properties	—
Exploration	194,2
Development	6 018,0
Total costs incurred	6 212,2
Year ended 30 June 2025
Acquisition of proved properties	—
Acquisition of unproved properties	—
Exploration	1 145,2
Development	2 114,8
Total costs incurred	3 260,0

TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to natural oil and gas exploration and production activities, and the aggregate amount of the related depreciation and amortisation.

Natural Oil and Gas (Rand in millions)
Mozambique
Year ended 30 June 2023
Proved properties	24 635,9
Producing wells and equipment	11 830,3
Non-producing wells and equipment	12 805,6
Unproved properties	2 429,0
Capitalised costs	27 064,9
Accumulated depreciation and valuation allowances	(10 524,1)
Net book value	16 540,8
Year ended 30 June 2024
Proved properties	31 013,0
Producing wells and equipment	12 716,4
Non-producing wells and equipment	18 296,6
Unproved properties	3 184,5
Capitalised costs	34 197,5
Accumulated depreciation and valuation allowances	(9 693,4)
Net book value	24 504,0
Year ended 30 June 2025
Proved properties	35 488,9
Producing wells and equipment	14 321,6
Non-producing wells and equipment	21 167,3
Unproved properties	3 985,5
Capitalised costs	39 474,4
Accumulated depreciation and valuation allowances	(17 385,5)
Net book value	22 088,9

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The results of operations for natural oil and gas producing activities are summarised in the table below.

Natural Oil and Gas (Rand in millions)
Mozambique
Year ended 30 June 2023
Sales to unaffiliated parties	1 005,6
Transfers to affiliated parties	5 532,6
Total revenues	6 538,2
Production costs(1)	(270,9)
Foreign currency translation losses	(146,9)
Exploration expenses	(1 192,4)
Farm-out gains	269,8
Valuation provision(2)	(1 600,5)
Depreciation	(320,0)
Operating profit	3 277,3
Tax(3)	(1 173,7)
Results of operations	2 103,6
Year ended 30 June 2024
Sales to unaffiliated parties	1 018,8
Transfers to affiliated parties	5 456,0
Total revenues	6 474,8
Production costs(1)	(1 812,1)
Foreign currency translation losses	306,7
Exploration expenses	(252,8)
Valuation provision(2)	882,5
Depreciation	(495,1)
Operating profit	5 104,0
Tax(3)	(1 009,2)
Results of operations	4 094,8
Year ended 30 June 2025
Sales to unaffiliated parties	983,0
Transfers to affiliated parties	6 231,6
Total revenues	7 214,6
Production Costs(1)	(603,5)
Foreign currency translation gains	39,9
Exploration expenses	(510,1)
Valuation provision (2)	(5 455,2)
Depreciation	(989,7)
Operating profit	(304,0)
Tax(3)	(534,8)
Results of operations	(838,8)
(1)	Production cost includes the asset retirement obligation movement of R681 million (2024: (R583 million) and 2023: R866 million) for the year.
(2)	Valuation provision includes an impairment of R3 142 million (2024: (R1 143 million) and 2023: None) related to the Pande-Temane PSA asset, impairment of exploration assets of R1 251 million (2024 and 2023: None) and R934 million (2024: R134 million and 2023: R1 601 million) related to the integrated value chain impairment assessment allocation.

(3)Taxation includes the impact of non-deductible impairments on exploration assets.

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas, as at 30 June 2025 and the two previous years, along with volumes produced during the year. The table also presents the changes in the proved reserves and the reasons for the changes, over the last three years.

As at 30 June 2025, the total proved reserve estimate for natural oil and gas is 100,5 million barrels in oil equivalent terms (6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil and 1 tonne of LPG is equivalent to 11,6 barrels of oil).

	Crude oil and condensate(2)	Natural gas(2)	Oil equivalent(2)

	Mozambique(1)	Mozambique(1)	Mozambique(1)
	Millions of barrels	Billions of cubic feet	Equivalent, Millions of barrels
Balance at 30 June 2022	5,2	813,7	140,8
Revisions	—	12,1	2,0
Extensions/discoveries	0,2	17,5	3,1
Production	(0,2)	(113,8)	(19,1)
Balance at 30 June 2023	5,2	729,5	126,8
Revisions	(1,3)	0,4	(1,3)
Improved recovery	—	16,7	2,7
Production	(0,2)	(120,6)	(20,2)
Balance at 30 June 2024	3,7	626,0	108,0
Revisions	(0,1)	40,9	6,7
Improved recovery	—	30,4	5,1
Production	(0,2)	(115,2)	(19,3)
Balance at 30 June 2025	3,4	582,1	100,5
Proved developed reserves
At 30 June 2023	0,8	544,7	91,6
At 30 June 2024	0,6	429,9	72,3
At 30 June 2025	0,7	396,9	66,9
Proved undeveloped reserves
At 30 June 2023	4,4	184,8	35,2
At 30 June 2024	3,1	196,1	35,7
At 30 June 2025	2,7	185,2	33,6
(1)	Natural oil and gas production in Mozambique in 2022 and 2023 originated from the single operational Pande-Temane PPA field and in 2024 and 2025 from Pande-Temane PPA and Pande-Temane PSA, which comprises more than 15% of our total proved reserves.
(2)	Volumes presented in this table are after deduction of royalty taken in kind. They include LPG quantities.

Preparation of reserve estimates

To ensure ROAS’s internal estimates of natural oil and gas reserves are appropriate, are accurately disclosed and are compliant with current SEC regulations and FASB requirements, ROAS has established and maintains an estimation system comprising guidelines, procedures and standards, which are subject to review by suitably experienced independent external consultants, and a set of internal controls, which are in accordance with the requirements of the Sarbanes-Oxley Act. The internal controls cover, among other matters, the segregation of duties between the asset teams which prepare the reserve estimates and, the corporate reserves team which maintains the system and assures the estimates. The controls also include confirmation that the members of the corporate reserves team are appropriately qualified and experienced and that their compensation arrangements are not materially affected by the reserves.

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

The technical person within ROAS who is primarily responsible for overseeing the internal preparation of natural oil and gas reserves estimates is the Senior Manager: Corporate Reserves and Technical Assurance. The incumbent holds an MSc in Applied Mathematics with distinction and has 36 years’ experience in oil and gas exploration and production activities with 33 years’ experience in reserves estimation. The corporate authority accountable for the internal process, the control environment and the engagement of independent qualified reserves evaluators (if any) is the ROAS Senior Vice President under guidance of the ROAS Hydrocarbon Resource Committee.

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

Natural Oil and Gas (Rand in millions)

Mozambique
Year ended 30 June 2023
Future cash inflows	54 454,1
Future production costs	(14 933,5)
Future development costs	(17 474,4)
Future income taxes	(8 091,7)
Undiscounted future net cash flows	13 954,5
10% annual discount for timing of estimated cash flows	(4 873,0)
Standardised measure of discounted future net cash flows	9 081,5
Year ended 30 June 2024
Future cash inflows	43 234,8
Future production costs	(16 060,7)
Future development costs	(11 372,4)
Future income taxes	(4 331,8)
Undiscounted future net cash flows	11 469,9
10% annual discount for timing of estimated cash flows	(1 954,0)
Standardised measure of discounted future net cash flows	9 515,9
Year ended 30 June 2025
Future cash inflows	40 510,5
Future production costs	(12 444,1)
Future development costs	(9 825,2)
Future income taxes	(4 964,0)
Undiscounted future net cash flows	13 277,2
10% annual discount for timing of estimated cash flows	(1 665,4)
Standardised measure of discounted future net cash flows	11 611,8

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

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

The changes in standardised measure of discounted future net cash flows, relating to the Proved Reserves are shown in the table below.

Natural Oil and Gas (Rand in millions)

Total Mozambique
Present value at 30 June 2022	5 428,9
Net changes for the year	3 652,6
Sales and transfers of oil and gas produced net of production costs	(5 608,4)
Development costs incurred	6 779,1
Net change due to current reserves estimates from:
Revisions	(386,7)
Discoveries	1 436,0
Others	—
Net changes in prices and costs related to future production	4 443,8
Changes in estimated future development costs	(4 361,6)
Accretion of discount	1 012,9
Net change in income tax	(1 410,7)
Net change due to exchange rate	1 748,2
Present value at 30 June 2023	9 081,5
Net changes for the year	434,4
Sales and transfers of oil and gas produced net of production costs	(4 532,0)
Development costs incurred	7 716,3
Net change due to current reserves estimates from:
Revisions	(1 513,9)
Improved recovery	2 168,1
Others	—
Net changes in prices and costs related to future production	(5 503,3)
Changes in estimated future development costs	(1 496,7)
Accretion of discount	1 512,5
Net change in income tax	2 649,9
Net change due to exchange rate	(566,5)
Present value at 30 June 2024	9 515,9
Net changes for the year	2 095,9
Sales and transfers of oil and gas produced net of production costs	(4 802,0)
Development costs incurred	3 055,3
Net change due to current reserves estimates from:
Revisions	1 034,5
Improved recovery	2 344,6
Net changes in prices and costs related to future production	822,5
Changes in estimated future development costs	(896,6)
Accretion of discount	1 290,9
Net change in income tax	(407,9)
Net change due to exchange rate	345,4
Present value at 30 June 2025	11 611,8

SYNTHETIC OIL

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

The table below provides the costs incurred during the year in synthetic oil property acquisition, exploration and development activities, whether capitalised or charged to income directly.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2025	2024	2023
Acquisition of proved properties		—	—
Exploration	122,6	108,7	105,1
Development	2 778,9	2 286,3	2 341,2
Total costs incurred	2 901,5	2 395,0	2 446,3

TABLE 2—CAPITALISED COSTS RELATING TO SYNTHETIC OIL ACTIVITIES

The table below summarises the aggregate amount of property, plants and equipment and intangible assets relating to synthetic oil and production activities, and the aggregate amount of the related depreciation and amortisation.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2025	2024		2023
Proved properties	130 183,0	125 915,4		120 267,6
Producing wells and equipment	129 532,6	125 265,0		119 617,2
Non-producing wells and equipment	650,4	650,4		650,4
Unproved properties	96,0	144,3	(1)	15,8
Capitalised costs	130 279,0	126 059,7		120 283,4
Accumulated depreciation, amortisation and valuation allowances	(111 293,8)	(105 894,6)		(97 635,9)
Net book value	18 985,2	20 165,1		22 647,5
(1)	Increase relates to prior period error of R128 million not included in unproven properties in prior years, this was not quantitatively material and not adjusted in prior years.

TABLE 3—RESULTS OF OPERATIONS FOR SYNTHETIC OIL ACTIVITIES

The results of operations for synthetic oil activities are summarised in the table below.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2025	2024	2023
Sales to unaffiliated parties	—	—	—
Transfers to affiliated parties	57 924,0	71 523,6	72 224,2
Total revenues	57 924,0	71 523,6	72 224,2
Production costs	(36 917,4)	(34 812,9)	(34 153,3)
Foreign currency translation (losses)/gains	9,8	(10,4)	(51,4)
Exploration expenses	(44,2)	(42,1)	(28,1)
Depreciation, amortisation and valuation provisions	(8 968,2)	(12 571,4)	(32 260,1)
Operating profit/(loss)	12 004,0	24 086,8	5 731,3
Tax	(216,7)	(5 470,4)	393,1
Results of operations	11 787,3	18 616,4	6 124,4

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

Proved reserves

The table below summarises proved developed and proved undeveloped reserves of synthetic oil as at 30 June, for the last three years. As at 30 June 2025, the total proved reserve estimate for synthetic oil is 920,9 million barrels in oil equivalent terms.

	Synthetic oil—South Africa
	(Millions of barrels)
	2025	2024	2023
Opening balance	1 024,6	1 043,2	1 081,2
Revisions	(74,8)	13,9	(5,4)
Extensions/discoveries	—	—	—
Production	(28,9)	(32,5)	(32,5)
Balance at 30 June	920,9	1 024,6	1 043,3
Proved developed reserves	920,9	1 024,6	1 043,3
Proved undeveloped reserves	—	—	—

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Synthetic oil—South Africa
(Rand in millions)
Year ended 30 June	2025	2024	2023
Future cash inflows(1)	1 234 433,4	1 558 531,5	1 655 424,1
Future production costs	(887 074,3)	(850 819,5)	(879 607,7)
Future development costs	(220 911,5)	(253 812,6)	(257 579,0)
Future income taxes	(34 140,8)	(122 552,8)	(139 924,1)
Undiscounted future net cash flows	92 306,8	331 346,6	378 313,3
10% annual discount for timing of estimated cash flows	(62 267,4)	(201 519,0)	(242 023,8)
Standardised measure of discounted future net cash flows	30 039,4	129 827,6	136 289,5
(1)	Decrease mainly due to weakening outlook on average sales price per barrel resulting from lower global oil prices and strengthening of the rand against the US dollar.

The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

Synthetic oil—South Africa
(Rand in millions)
	2025	2024	2023
Present value—opening balance	129 827,6	136 289,5	134 235,1
Net changes for the year	(99 788,2)	(6 461,9)	2 054,4
Sales and transfers of oil and gas produced net of production costs	(21 006,5)	(36 710,8)	(38 070,9)
Development costs incurred	8 282,0	7 238,0	8 944,6
Revisions	920,1	13 658,7	(23 074,1)
Extensions	—	—	—
Net changes in prices and costs related to future production	(131 473,0)	(52 578,4)	(49 261,1)
Changes in estimated future development costs	10 590,5	3 225,2	(22 153,9)
Accretion of discount	11 932,8	12 261,4	12 510,6
Net change in income tax	41 321,4	6 925,0	3 867,4
Net change due to exchange rate	(20 355,5)	39 519,0	109 291,8
Present value at 30 June	30 039,4	129 827,6	136 289,5

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

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1	Long-Term Incentive Plan
4.2	Trust Deed constituting the Sasol Khanyisa Employee Share Ownership Plan*
8.1	List of significant subsidiaries and significant jointly controlled entities
11.1	Insider Trading policy
12.1	Certification of Simon Baloyi, President and Chief Executive Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Walt Bruns, Chief Financial Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of Simon Baloyi, President and Chief Executive Officer of Sasol Limited, and Walt Bruns, Chief Financial Officer of Sasol Limited, pursuant to 18 US C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of independent registered public accounting firm—PwC
15.2	Consent of independent registered public accounting firm—KPMG
96.1	Mining Technical Report
97.1	Clawback Policy
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Remuneration Report
99.3	Integrated Report—Performance Overview—Chief Financial Officer’s Statement
99.4	Integrated Report—Our integrated value chains
99.5	Integrated Report— Strategic direction
99.6	Integrated Report—Operational performance summary
99.7	Integrated Report—Governance
99.9.1	Sasol Limited Board Charter
99.9.2	Terms of reference—Audit Committee
99.9.3	Terms of reference—Remuneration Committee (Included in Exhibit 99.9.2)**
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

*    Previously Filed with Company’s Form 20-F on 31st August 2022

**  Previously Filed with Company’s Form 20-F on 6th September 2024

H-1

SASOLBURG
SASOL MINING (Pty) Ltd
NOT TO SCALE
MOOIKRAAL MINE BOUNDARY
SIGMA MINE BOUNDARY
TOWNS
OVERLAND CONVEYOR
ROADS TAR
ROADS GRAVEL
MINE SHAFT
VENT SHAFTS

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SASOL LIMITED

By:/s/ SIMON BALOYI

Date:	29 August 2025	Simon Baloyi
President and Chief Executive Officer

Walt Bruns
Chief Financial Officer