Form 20-F
period 2026-06-30
SASOL LTD
filed 2026-09-01
CIK 314590

As filed with the Securities and Exchange Commission on 1 September 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934—for the fiscal year ended 30 June 2026

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

654 093 017 Sasol shares comprising

647 761 670 Sasol ordinary shares of no par value

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

We are incorporated in the Republic of South Africa as a public company under South African company law. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards, as issued by the International Accounting Standards Board (IASB).

As used in this Form 20-F:

●	rand or R means the currency of the Republic of South Africa;
●	US dollars, “dollars”, US$ or $ means the currency of the United States (US); and
●	euro, EUR or € means the currency of the member states of the European Monetary Union.

We present our financial information in rand, which is our reporting currency. Solely for your convenience, this Form 20-F contains translations of certain rand amounts into US dollars at specified rates as at and for the year ended 30 June 2026. These rand amounts do not represent actual US dollar amounts, nor could they necessarily have been converted into US dollars at the rates indicated.

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

Forward-looking and other statements in this Form 20-F, including those in relation to our environmental, social and other sustainability plans and goals, are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the US Securities and Exchange Commission (SEC). In addition, historical, current, and forward-looking environmental, social and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

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

Financial Overview means the Chief Financial Officer’s statement included in Exhibit 99.3.

First order capital includes maintain capital, and selective growth and transform capital investments, consisting of additions to property, plant and equipment and additions to other intangible assets, as presented in the Statement of Cash Flows.

Headline earnings per share (HEPS) refers to disclosures made under the listing requirements issued by the JSE (JSE Listing Requirements). HEPS is earnings per share adjusted for the post-tax per share impact of remeasurement items.

EBIT refers to earnings before interest (comprising net finance costs) and tax.

LBIT refers to loss before interest (comprising net finance costs) and tax.

Adjusted EBITDA refers to EBIT/LBIT, adjusted for depreciation and amortisation, share-based payments, remeasurement items affecting operating profit, movement in environmental provisions due to discount rate changes, unrealised translation gains and losses, and unrealised gains and losses on derivatives and hedging activities.

Covenant EBITDA is defined as Adjusted EBITDA before post-employment benefits, business optimisation and expected credit loss calculations and is calculated in accordance with the contractual provisions of our principal credit facilities.

Ratio of Net Debt (Contractually Determined) to Covenant EBITDA is defined as Net Debt (Contractually Determined) divided by Covenant EBITDA.

Adjusted Free-Cash Flow (also referred to as free cash flow previously) is defined as cash available from operating activities less first order capital and movement in capital accruals.

Adjusted Free-Cash Flow After Dividends Paid is defined as Adjusted Free-Cash Flow (as defined above) excluding dividends paid to controlling and non-controlling shareholders.

Net Debt is defined as long-term debt, lease liabilities, short-term debt, and bank overdraft less cash and cash equivalents, excluding restricted cash.

Net Debt (Contractually Determined) is defined as total debt (including bank overdraft) less cash and cash equivalents (excluding restricted cash) and certain lease adjustments.

Net Debt (Excluding Leases) is defined as long-term debt, short-term debt, and bank overdraft less cash and cash equivalents, excluding restricted cash. This measure is used for purposes of our dividend policy.

FORWARD-LOOKING STATEMENTS

We may from time to time make written or oral forward-looking statements, including in this Form 20-F, in other filings with the SEC, in reports to shareholders and in other communications. These statements may relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to:

●	rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by geopolitical conflicts and/or instability and subsequent sanctions;
●	the capital cost of our projects, including the Production Sharing Agreement (PSA) project (including material, engineering and construction cost) and the timing of project milestones;
●	our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as our ongoing business activities;
●	statements regarding our future results of operations and financial condition and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives;
●	statements regarding recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition;
●	statements of our business strategy, business performance outlook, plans, objectives or goals, including those related to products or services;
●	statements regarding future competition, volume growth and changes in market share in the industries and markets for our products;
●	statements regarding our existing or anticipated investments (including the Mozambique exploration and development activities, the ORYX GTL joint venture in Qatar, chemical projects and joint arrangements in North America and other investments), acquisitions of new businesses or the disposal of existing businesses, including estimates or projections of internal rates of return and future profitability;
●	statements regarding our estimated oil, gas and coal reserves;
●	statements regarding the probable future outcomes of litigation and regulatory proceedings and potential developments in legal and regulatory requirements including statements regarding our ability to comply with such future requirements;
●	statements regarding future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices;
●	statements regarding the demand, pricing and cyclicality of oil, gas and petrochemical product prices;
●	statements regarding changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability;
●	statements regarding future fluctuations in exchange and interest rates and changes in credit ratings;
●	statements regarding total shareholder return;
●	statements regarding our growth and expansion plans;
●	statements and assumptions regarding our weighted average cost of capital;
●	statements regarding our current or future products and anticipated customer demand for these products;

●	statements regarding acts of war, terrorism or other events that may adversely affect the group’s operations or those of key stakeholders to the group;
●	the impact of any public health crises, and the measures taken in response, on Sasol’s business, results of operations, markets, employees, financial condition and liquidity;
●	the effectiveness of any actions taken by Sasol to address or limit any impact of such public health crises on its business, people and operations;
●	statements and assumptions relating to macro-economics including in relation to potential impact of public health crises;
●	statements regarding climate change, climate change impacts, and our climate change strategies including strategies around disclosure and transparency of climate, energy efficiency improvement, greenhouse gas (GHG) emission reduction targets, our net zero emissions ambition and future low-carbon initiatives, including relating to alternative feedstocks, renewable energy, renewable fuels and sustainable aviation fuel;
●	statements regarding our estimated carbon tax liability;
●	statements regarding cybersecurity;
●	statements regarding ongoing legal proceedings, including tax litigation and assessments; and
●	statements of assumptions underlying such statements.

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

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated in such forward-looking statements. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include among others, and without limitation:

●	the impact of public health crises, and the related response measures, on the Company and on the economies in which we operate;
●	the outcome in pending and developing regulatory matters, and the effect of changes in regulatory requirements and government policy;
●	imposition of tariffs in countries we export to;
●	the political, social and fiscal regime and economic conditions and developments in the world including sanctions, especially in those countries in which we operate;
●	the outcome of legal proceedings including tax litigation and assessments;
●	our ability to maintain key customer relations in important markets;
●	our ability to improve results despite increased levels of competition;
●	our ability to utilise our oil, gas and coal reserves as anticipated;
●	the continuation of substantial growth in significant developing markets;
●	the ability to benefit from our capital investment programme;

●	the accuracy of our assumptions in assessing the economic viability of our large capital projects and growth in significant developing areas of our business;
●	the ability to gain access to sufficient competitively priced gas, coal and other feedstocks and/or other commodities;
●	the impact of increasingly more stringent environmental, sustainability, governance and regulatory requirements on our operations and access to natural resources;
●	the risk of potential liability for our operations under existing or future environmental regulations;
●	our success in continuing technological innovation to address climate change risks;
●	the success of our Broad-Based Black Economic Empowerment (B-BBEE) ownership transactions;
●	our ability to maintain sustainable earnings despite fluctuations in oil, gas and commodity prices, foreign currency exchange rates and interest rates;
●	our ability to maintain sufficient levels of cash at all times;
●	our ability to attract and retain sufficient and adequately skilled employees;
●	the risk of completing major projects within budget and schedule; and
●	our success at managing the foregoing risks.

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

3.C Reasons for the offer and use of proceeds

Not applicable.

3.D Risk factors

This section describes some of the risks that could materially affect, separately or in combination, Sasol’s business, operating results, cash flows and financial position. Additional risk factors not presently known to us or that we currently deem immaterial may also impact our business operations. Accordingly, investors should carefully consider these risks.

Further background and measures that we use when assessing various risks are set out in the relevant sections of this report, indicated by way of cross references under each risk factor.

Summary of Risk Factors

Please carefully consider all the information discussed in this Form 20-F for a more thorough description of these and other risks. The risks described below are organised by risk type and are not listed in order of their priority to us or their impact on us.

Risks related to our business

●	Cyclicality and variability in petrochemical and refined product margins, supply and demand may adversely affect our business, operating results, cash flows and financial position;

●	Our coal and natural gas reserve estimates may be materially different from the quantities and qualities that we eventually recover or ultimately make use of;
●	We may be unable to access, discover, appraise and develop gas resources at a rate and price that is adequate to sustain our business and/or enable growth;
●	We may not be able to exploit technological advances quickly and successfully enough, or competition may develop superior technologies;
●	We may not be able to integrate or optimise the use of new technologies in a timely manner, which may place us at a competitive disadvantage against other industry players; and
●	Our insurance may not sufficiently cover damage or other potential losses, thereby impacting our business and financial position.

Risks related to financial matters

●	We may not be able to repay, extend or refinance our debt in a timely manner or at all, which would have a material adverse effect on our credit rating, financial position and ability to continue as a going concern;
●	Our access to and cost of funding is affected by our credit rating, which in turn is affected by, among other factors, our financial performance and the sovereign credit rating of the Republic of South Africa;
●	We may not achieve our business plans to deliver sufficient positive cash flow available for debt service, given the magnitude of debt;
●	Fluctuations in coal, crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial position;
●	Fluctuations in exchange rates may adversely affect our business, operating results, cash flows and financial position; and
●	Certain factors may result in the recognition of asset impairment charges, which could negatively impact our financial position.

Risks related to economic, political or social factors

●	Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit; and
●	Our global asset base and market footprint expose us to negative impacts of tariffs and/or trade barriers that may inhibit our ability to place products across regions.

Risks related to our capital investments

●	We may not achieve projected benefits of acquisitions or divestments;
●	Our projects and capital investments may be subject to schedule delays and cost overruns, and we may face material changes in market conditions or other business assumptions, which could render our projects unviable or less profitable than anticipated;
●	The concentration of service providers supplying the oil and gas industry and the developing supplier market in Mozambique may adversely affect our business or our operations;
●	Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial position; and
●	We may not pay dividends or make similar payments to shareholders in the future due to various factors.

Risks related to the safety and reliability of our operations

●	Constraints in the supply of water and electricity, utility cost increases in excess of inflation, as well as poor infrastructure may impact our operations;
●	We may face potential costs as well as harm to our reputation in connection with incidents causing property damage, personal injury or environmental contamination, litigation, and industry and value chain-related operational interruptions; and
●	Our facilities may also be subject to disruptions.

Risks related to legal, regulatory and governance matters

●	Our shareholders might lose confidence in our financial and other public reporting if we continue to identify material weaknesses, and fail to maintain an effective system of internal control over financial reporting (ICFR) which in turn may adversely affect the price of our securities;
●	Actual or alleged non-compliance with regulatory requirements could result in criminal, administrative or civil enforcement and associated sanctions and/or harm our reputation and negatively impact our license to operate;
●	Stringent South African regulations in the areas of mining, petroleum and energy activities may have an adverse effect on our mineral rights and impact our business, operating results, cash flows and financial position;
●	Changes in environmental, health, safety, hazardous chemical and other laws, legislation and public opinion may adversely affect our business, operating results, cash flows and financial position;
●	We are subject to risks associated with litigation and regulatory proceedings; and
●	Intellectual property risks may adversely affect our freedom to operate our processes and sell our products and may weaken our competitive advantage.

Risks related to our sustainability

●	The effectiveness of our strategy to respond to climate change, including compliance with evolving regulatory requirements, our adoption of policies and implementation of plans to reduce GHG emissions as well as other pollutants while adequately disclosing related risks, strategies and impacts, is subject to uncertainties and related regulatory and public scrutiny. This scrutiny could negatively impact our reputation and result in environmental claims adversely impacting our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our license to operate and impede our access to capital and financing; and
●	The assumptions we have used to test our resilience to climate change may be incomplete, evolve over time, or ultimately prove to be incorrect, and we may not be able to accurately ascertain our vulnerability to climate change.

Risks related to health, including public health crises

●	Our global operations expose us to public health crises which may adversely affect our workforce, our access to external labour and impact business continuity, operating results, cash flows and financial position.

Risks related to information management

●	We may face the risk of data breaches or attempts to disrupt critical information and operational technology services, which may adversely impact our operations and business continuity.

Risks related to our people

●	We may be unable to attract, retain and / or develop required critical skills to support current and future business requirements.

Risks related to our American Depositary Receipts (ADR or ADRs)

●	The ability of ADR holders to exercise voting rights may be limited;
●	Holders of Sasol ordinary shares or American Depositary Shares (ADSs or ADS) may be diluted as a result of any non-pre-emptive share issuance, and shareholders outside South Africa or ADS-holders may not be able to participate in future offerings of securities (including Sasol’s ordinary shares);
●	Sales of substantial amount of Sasol ordinary shares or ADSs could adversely affect the prevailing market price of the securities; and
●	As a foreign private issuer, Sasol is subject to different disclosure requirements than US domestic issuers, and investors may receive less information about the Company.

Risks related to our business

Cyclicality and variability in petrochemical and refined product margins, supply and demand may adversely affect our business, operating results, cash flows and financial position

Sasol’s chemicals portfolio includes several products that are exposed to cyclicality in margins and demand. Margins for monomers, polymers, solvents, surfactants and fertilizers trend in a cyclical manner that usually, but not always, coincides with the normal business cycles of regional and global economies.

Cyclicality combined with difficulty in forecasting the timing of business cycles, and prices for refined and chemical products, especially during periods of volatile market conditions, have had and may continue to have a material adverse effect on our business, operating results, cash flows and financial position. Loss of business competitiveness remains a risk, driven by, inter alia, uncompetitive product cost, insufficient volumes impacting the competitiveness of our cost structure (for any or all of our products) and ability to meet demand, sub-optimal inventory levels, supply chain disruptions, critical feedstock availability, inadequate innovation, a breakdown in key customer relationships, loss of customers and ability to place product in the market. This includes the risk of increased competition in the liquid fuels market in Southern Africa should new market entrants emerge.

Our coal and natural gas reserve estimates may be materially different from the quantities and qualities that we eventually recover or ultimately make use of

Our reported coal and natural gas reserves are estimated quantities and qualities based on applicable reporting regulations that, under present conditions, have the potential to be economically mined, processed, produced, delivered to market and sold.

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

Reserve estimates are adjusted to reflect improved recovery and extensions and are revised from time to time based on improved data acquired from actual production experience and other factors. In addition, regulatory changes and market prices may result in a revision to estimated reserves. Revised estimates may have a material adverse effect on our business, operating results, cash flows and financial performance. For example, if quantities and qualities eventually recovered or if recovery rates are materially different from estimates, then this could result in us having insufficient quantities to meet demand or supply obligations for such production. See “Item 4.D—Property, plants and equipment” herein.

We may be unable to access, discover, appraise and develop gas resources at a rate and price that is adequate to sustain our business and/or enable growth

Our natural gas resources in Mozambique are of particular importance as feedstock for our plants in South Africa, as well as for sales of gas into the markets in Mozambique and South Africa. We continue to develop a portfolio of gas options in Mozambique which includes gas field development of the current Petroleum Production Agreement (PPA) and PSA assets and pursuing exploration opportunities, as well as considering options for future supply of liquified natural gas. However, we cannot be sure that we will be able to successfully develop the full portfolio of gas options. Economic viability as well as capital availability play a key role in determining which projects are implemented. Cost of gas increases when there is low volume recovery requiring significant capital investments. The cost of these additional tranches of gas has the potential to be uneconomical to buyers of gas.

Natural gas from the PPA, which has been in operation since 2004, has started to decline. The installation of new wells and compressors is expected to temporarily pause the decline but will not fully prevent it in the long term. At the moment, the rate of decline remains uncertain. In addition to PPA investments, any investment made in the PSA has significant subsurface volume uncertainty given that it is a new development, and additional data is required to improve forecasting. Gas to the domestic market in Mozambique will be prioritised in accordance with existing commitments, and thereafter production will be allocated according to the gas volumes contracted for export to South Africa.

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

Over time, we anticipate using alternative feedstocks in the manufacturing of sustainable products, however, this will depend on the affordability of production technologies, the scale of renewable energy roll-out, our ability to procure the necessary technology cost effectively as well as customer demand for sustainable products. Our effort to transition may be unsuccessful and the process may lead to increased operational and capital costs and negatively impact other growth strategies. For more information, see “—Risks related to our sustainability – The effectiveness of our strategy to respond to climate change, including compliance with evolving regulatory requirements, our adoption of policies and implementation of plans to reduce GHG emissions as well as other pollutants while adequately disclosing related risks, strategies and impacts, is subject to uncertainties and related regulatory and public scrutiny. This scrutiny could negatively impact our reputation and result in environmental claims adversely impacting our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our license to operate and impede our access to capital and financing - Transitional risk, access to low-carbon opportunities.”

We may not be able to integrate or optimise the use of new technologies in a timely manner, which may place us at a competitive disadvantage against other industry players.

We continue to invest in and explore the integration of artificial intelligence (AI) capabilities across our operations. Should we be unable to successfully leverage the opportunities presented by AI and any other such new technological advances or should our governance processes prove to be insufficient to support the AI opportunities available to us, benefits of the implementation of any new such technologies may not materialise.

Meeting evolving industry requirements, including the increasing use of AI and machine learning technologies, and successfully integrating identified AI opportunities in a timely manner are significant factors in determining our competitiveness and success.

AI and machine learning technologies continue to evolve rapidly and the introduction and incorporation of AI technologies may result in unintended consequences or new or expanded risks and liabilities, including (i) adverse impact from deficient, inaccurate, or biased AI recommendations, (ii) AI technologies the Company develops and adopts becoming obsolete earlier than planned, leading to there being no assurance that the Company will realise the desired or anticipated benefits, (iii) use of AI applications increasing the risk of cybersecurity incidents, such as through unintended or inadvertent transmission of proprietary or sensitive information, or (iv) any laws, regulations or industry standards adopted in response to the emergence of AI, such as the EU’s AI Act, becoming burdensome.

Our insurance may not sufficiently cover damage or other potential losses, thereby impacting our business and financial position

It is Sasol’s policy to ensure the appointment of creditworthy service providers and procure appropriate insurance cover for property damage and business interruption for our production facilities. We aim to obtain insurance policies to cover the above at acceptable deductible levels and acceptable commercial premiums. However, cover for all loss scenarios may not be available on acceptable terms or at commercial rates, and we cannot give any assurance that the insurance procured for any particular year will sufficiently cover all potential risks or that the insurers will have the financial ability to pay all claims that may arise. In addition, loss and liability in relation to cybersecurity may not be sufficiently covered by our insurance.

The costs we may incur as a result of the above or related factors could have a material adverse effect on our business, operating results, cash flows and financial performance.

Risks related to financial matters

We may not be able to repay, extend or refinance our debt in a timely manner or at all, which would have a material adverse effect on our credit rating, financial position and ability to continue as a going concern

A number of short- to medium-term factors can adversely affect our access to debt capital and ability to repay, extend or refinance our existing debt or access future debt financing on commercially reasonable terms (if at all), which in turn can materially affect our business results, liquidity and financial position. These factors include:

●	the risk of a prolonged surge in global inflation and interest rates;
●	poor financial and operational performance, including a reduction in operating cash flows, changes to our net debt-to-EBITDA ratio as applied to our covenant calculations;
●	a low share price and consequent low market capitalisation, which may result in a high multiple of debt to market value of equity which negatively impacts market confidence;
●	prolonged dislocation in the financial and capital markets resulting in inability to access global debt capital markets for the purpose of refinancing maturing debt;
●	insufficient cash flow available for debt service in the future reporting periods or inadequate cash generation in relation to debt to support our existing debt on the balance sheet;
●	prolonged periods of low oil and chemical prices and product margins;
●	prolonged periods of a stronger rand against the US dollar, adversely affecting operating cash flows, liquidity and debt-service capacity;
●	inherent business risks, including unplanned production outages, supply chain disruptions, and higher-than-anticipated capital requirements to sustain operations and projects;
●	climate change and environmental, social and governance (ESG) strategy concerns, which may restrict the availability of bank loans or limit our access to the local and global debt capital markets;
●	obligations under guarantees may limit the ability to obtain debt or result in being called upon to satisfy the guarantee in the event of a default by an obligor;
●	changes in financial market regulation; and
●	adverse global events including the impact of public health crises, tariffs and geopolitical conflicts, such as the recent impact on our access to debt capital markets from the USA/Israel-Iran war.

In addition, our principal credit facilities contain restrictive covenants (including financial covenants). These restrictive covenants limit, among other things, our ability to encumber our assets, incur incremental debt and dispose of assets in certain circumstances. In addition, the financial covenants include a requirement to not exceed a maximum net debt-to-EBITDA ratio, as defined in the credit facility agreements. These restrictive covenants could limit our operating and financial flexibility, and failure to comply with any covenant may enable lenders to accelerate our repayment obligations.

Our operating cash flows and credit facilities may also be insufficient to meet our capital requirements and related incremental working capital plans, depending on the timing and cost of development of our existing and future projects and our overall operating performance. Should these projects proceed, additional funding capacity may be required to meet the funding requirements of these projects and to maintain ongoing business activities. Should available capital not be allocated firstly to refinancing and extending existing debt maturities (to the extent they are not covered by cash flows), the funding deficit would impact our ability to continue as a going concern.

Further, we have incurred US dollar-denominated debt to fund certain US dollar-operated assets. To the extent the cash flows from these assets are insufficient to fulfil our debt obligations, rand cash flows and/or cash balances from the Company may need to be utilised to repay such debt. US dollars may not readily be available to us when required, and we may not be able to fund such repayments.

Under South African exchange control regulations, we must obtain approval from the Financial Surveillance Department (FSD) of the SARB ahead of proceeding with any capital raising activity involving a currency other than the rand. In granting its approval, the FSD may impose conditions on our use of the proceeds of the capital raising activity outside of South Africa, including limits on our ability to retain the proceeds of such activity, or require further approval by the FSD prior to applying any of these proceeds to any specific use. Any limitations imposed by the FSD on our use of the proceeds of a capital raising activity could adversely affect our flexibility in financing our investments or our financial needs. For more information regarding exchange controls in South Africa, see “Item 10.D—Exchange controls” herein.

Our access to and cost of funding is affected by our credit rating, which in turn is affected by, among other factors, our financial performance and the sovereign credit rating of the Republic of South Africa

Any downgrades to our credit rating, be that due to the deterioration of our financial performance or a decline of the sovereign credit rating of the Republic of South Africa, or adverse changes in our credit outlook such as S&P’s revision of Sasol Limited’s outlook to negative from stable in October 2025 could adversely affect our access to and the cost of funding.

There are factors that may negatively impact the achievement of our set targets. These include, among others, negative macroeconomic developments or deterioration of market conditions, as well as the impact of operational instability and failure to manage costs appropriately across our operating sites. Any cash flow improvements achieved may therefore differ significantly from the amounts currently being targeted. The actual improvements may only be targeted in countering inflation and macroeconomic developments and may not materialise as expected. If the anticipated benefits cannot be realised from these efforts, our business, operating results, financial position, cash flows and ability to execute our growth strategy could be adversely affected.

We may not achieve our business plans to deliver sufficient positive cash flow available for debt service, given the magnitude of debt

There are factors that may negatively impact the achievement of the required cash flow for debt servicing. These include negative macroeconomic developments or deterioration of market conditions as well as the impact of operational instability and our failure to manage costs appropriately across our operating sites. The actual cash flow improvement achieved may therefore differ significantly from the current targeted amounts. If the anticipated benefits cannot be realised from these efforts, our business, operating results, financial position, cash flows, and ability to execute our growth strategy could be adversely affected.

Fluctuations in coal, crude oil, natural gas, ethane, chemical and petroleum product prices and refining margins may adversely affect our business, operating results, cash flows and financial position

Market prices are subject to fluctuations due to general economic conditions, geo-political conflicts, production capacity, industry inventory levels and technology advancements.

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

In addition, a substantial proportion of our turnover is derived from sales of natural gas, chemical and petroleum products, the prices of which have fluctuated significantly in recent years. These prices are affected primarily by feedstock costs and other global factors including changes in global product inventory, production capacity and availability of substitute products. Crude oil prices may be significantly influenced by macroeconomic conditions, global supply conditions, industry inventory levels, technology advancements, weather-related damage and disruptions, alternative fuel prices and geopolitical risks, including warfare. See “Item 5.A—Operating results” herein for the impact of the crude oil prices on the results of our operations.

It is inherently difficult to forecast fluctuations in prices for coal, crude oil, natural gas, ethane, chemicals and petroleum products. This risk continues to be exacerbated by policy changes (such as gas price caps, tariffs, the promotion of electric vehicle sales and the phase out of new internal combustion engine vehicles), as well as significant geopolitical conflicts, including the Russia-Ukraine war and the USA/Israel-Iran war with its restrictions relating to the Strait of Hormuz which disrupt global energy markets. The USA/Israel-Iran war increases the risk of supply and market disruptions and may adversely affect Sasol’s global interests, assets and operations. For example, ORYX GTL was temporarily decommissioned due to the instability in the Middle East during 2026, however it has since started up again.

These factors, together with inflationary pressures from feedstock costs, shifting regulatory environments, supply chain impacts and uncertainties in monetary and trade policies, heighten the difficulty of forecasting commodity prices.

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

South African liquid fuel prices are determined on an import parity principle using the basic fuel price (BFP) mechanism. Elements in the BFP formula are updated or adjusted from time to time at the discretion of the Department of Mineral and Petroleum Resources, which may affect margins.

Further, through our equity participation in the National Petroleum Refiners of South Africa (Pty) Ltd (Natref) crude oil refinery, we are exposed to fluctuations in refinery margins resulting from fluctuations in international crude oil and petroleum product prices. Crude oil derivative financial instruments are used to mitigate the exposure to fluctuations in the price of crude oil from the time of loading until processing, but it does not mitigate the exposure to fluctuations in refinery margins.

Piped gas prices are regulated through the approval of maximum gas prices (MGP) by the National Energy Regulator of South Africa (NERSA). NERSA uses its MGP Methodology adopted from time to time as the guideline for assessing and deciding on maximum gas price applications by licensed traders. The most recent MGP Methodology was adopted by NERSA in January 2023. The NERSA MGP Methodology is subject to periodic review by NERSA and the adoption and implementation by NERSA of any revised methodology in relation to future gas price applications by Sasol Gas (Pty) Ltd could have an adverse effect on our business, operating results, cash flows and financial position. In addition, the ultimate outcome of the ongoing litigation in the review application of the 2021 NERSA Maximum Gas Price decision (described under “Item 4.B—Business overview—Legal proceedings and other contingencies” herein) may also lead to such an adverse effect.

Long-term fluctuations in US dollar prices for oil

While we use derivative financial instruments and engage in hedging activities from time to time to manage certain market exposures, these activities do not eliminate our sensitivity to long-term fluctuations in US-dollar oil and product prices and may themselves introduce additional risks, including basis risk, hedge ineffectiveness, counterparty exposure and potential opportunity losses. Our hedging activities do not protect against all differences in pricing trends among crude oil, chemicals and petroleum products and, as such, our exposure could result in reduced revenues and may have an adverse effect on our business, operating results, cash flows and financial performance. See

“Item 11—Quantitative and Qualitative Disclosures About Market Risk” herein.

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

Furthermore, the rand exchange rate is affected by various international and domestic economic and political factors. The strengthening of the rand would have an adverse effect on our operating results, cash flows and financial position, essentially a stronger rand translates into less rand-based revenue received from products with rand sales at prices derived from dollar price reference points. However, given the significance of our foreign currency-denominated long-term debt, a weaker rand against the US dollar would have a negative impact on our gearing and result in a larger ZAR amount when the US$ debt is translated into ZAR. See “Item 5.A—Operating results” herein for further information regarding the effect of exchange rate fluctuations on results of our operations.

Although the exchange rate of the rand is primarily market-determined, its value at any time may not be an accurate reflection of its underlying value,

due to the effect of, among other factors, exchange controls. For more information regarding exchange controls in South Africa see “Item 10.D—Exchange controls” herein.

In addition, fluctuations in the exchange rates of the rand against the US dollar, euro and other currencies may impact the comparability of our financial statements between periods due to the effects of translating the functional currencies of our foreign subsidiaries into rand at different exchange rates.

Certain factors may result in the recognition of asset impairment charges, which could negatively impact our financial position

An impairment risk may continue to materialise as a result of one or more uncertainties when preparing the financial statements, such as but not limited to:

●	Macroeconomic and commodity price assumptions: Sasol’s operating results are heavily dependent on commodity prices, such as those for crude oil, natural gas, coal, ethylene and ethane. A significant decline in these prices, as well as adverse exchange rate developments, inflation, a decline in chemical prices and petroleum product prices and above-inflation-related price increases in electricity could result in a reduction in the value of Sasol’s assets and operations;
●	Currency fluctuations: We operate in several countries, and our financial results are impacted by exchange rates. A significant change in exchange rates could lead to an impairment of assets denominated in foreign currencies;
●	Environmental and carbon market regulations and instruments: Sasol’s operations are subject to environmental and carbon market regulations in the countries where it operates. Changes in these regulations and a failure to comply with them could lead to fines or other penalties that could negatively impact our license to operate and impact Sasol’s financial results. Changes in carbon market regulations and instruments including the carbon tax rate, tax-free allowances and emissions exceeding the carbon budget requirements could also result in an impairment of our assets;
●	Technological advances: Sasol’s operations rely on complex technologies, and advances in technology could render its assets obsolete.

This could result in a reduction in the value of its assets and operations;
●	Economic conditions: Our financial results are impacted by economic conditions in the countries where we operate. A significant economic downturn could result in a reduction in demand for our products, which could impact our financial results;
●	Business strategy: Sasol’s business strategy is subject to risks and uncertainties, and changes in the business environment could impact the success of its strategy. If the Company’s strategy is not successful, it could result in an impairment of its assets;
●	Political and social factors: Sasol operates in countries where political and social factors could impact its operations. Political instability, civil unrest, or changes in government policies could lead to a reduction in the value of Sasol’s assets and operations;
●	Operational factors: reduction in the productivity of our coal mining operations resulting in additional external coal purchases, the availability of coal reserves, coal quality and cost of mining activities are among the factors that could impact our financial results. Sasol’s production volumes are also impacted by coal quality and operational stability, as well as the availability of natural gas reserves, cost of producing or sourcing of natural gas or liquified natural gas and fluctuations in regulated gas selling prices, all of which could lead to an impairment of our assets. Increasing operational costs and costs of sustenance capital, including capital and operational costs required to achieve our environmental target, may impact our financial results and lead to a failure to meet our strategic ambitions;
●	Changes in cost of debt, risk-free rates, equity risk premium, betas, country risk premiums and capital structure, which may lead to changes in our weighted average cost of capital; and
●	A sustained decline in Sasol’s market capitalisation below the carrying value of its net assets may be considered an external indicator of impairment and could trigger impairment testing under applicable IFRS.

If any of these uncertainties occur, either alone or in combination, management may be required to recognise additional impairments, which would have a material adverse effect on our results of operations, and financial position and negatively impact our share price.

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

Political and social uncertainty

We have significant operations in Southern African, European, North American, Asian and Middle Eastern countries that are experiencing or have experienced political, social and economic uncertainty, in some cases having experienced recent instances of political and social unrest. For example, South Africa faces ongoing challenges to develop the country’s growth potential, reduce inequality, strengthen its public finances, combat corruption and address weaknesses at state-owned enterprises, particularly the national power- and transport utilities, Eskom Holdings SOC Limited (Eskom) and Transnet SOC Limited (Transnet, the state-owned rail, port, terminal and pipeline company), and other institutions. These factors remain a risk to South Africa’s business environment, sovereign credit rating outlook and future socio-economic stability.

In addition, economic and political instability in regions outside the jurisdictions in which we operate — including major geopolitical conflicts such as the Russia-Ukraine war and the USA/Israel-Iran war and its restrictions relating to the Strait of Hormuz – continue to introduce unavoidable uncertainties that have and could further negatively affect business costs and drive volatility in exchange rates, commodity prices, inflation and interest rates, as well as disrupt global supply chains. The USA/Israel-Iran war increases the risk of supply and market disruptions and may adversely affect Sasol’s global interests, assets and operations. Such events can materially affect global political, regulatory, economic and market conditions and may create instability in global energy markets and financial markets, any of which could have a material adverse effect on our business, operating results, cash flows and financial position.

Sasol operates in countries where political and social factors, such as political instability, civil unrest, or changes in government policies, could affect its operations. Specifically, Sasol’s South African operations and Sasol’s gas operations in Mozambique are vulnerable to community disruptions, such as local community protests to obtain employment opportunities and procurement contracts. Following the 2024 election in Mozambique, instances of unrest and operational disruptions were experienced, such as community protests, temporary plant closures, damage to property, project delays, and employee safety concerns.

Further, government policies, laws and regulations of countries where we operate, or plan to operate in may change in the future. Such changes may be triggered by changes in government/public representatives due to the outcomes of elections in various countries/regions where we operate. In the past, governments in those countries have pursued, and may in the future pursue, policies of resource nationalisation and market intervention, including through protectionism like import tariffs and subsidies. The impact of such changes on our ability to conduct operations or deliver on planned projects cannot be determined with any degree of certainty. The impact of such changes on our ability to conduct operations or deliver on planned projects cannot be determined with any degree of certainty. Such changes may therefore have an adverse effect on our operations and financial results. These risks may also include changes to tax or tariff regimes that adversely impact our business, as well as increased difficulty in obtaining or renewing licenses and permits required to operate or expand in certain jurisdictions.

Sasol Mining (Pty) Ltd (Sasol Mining) holds various mining rights which incorporate undertakings made in connection with the 2018 Broad-Based Socio-economic Empowerment Charter for the Mining and Minerals Industry (the Mining Charter) and Social Labor Plan (SLP). In September 2021, the Pretoria High Court held that the Mining Charter is a policy instrument and does not have the force of law. As such, it set aside key provisions of the Mining Charter, including empowerment provisions, procurement, supplier and enterprise development targets. Notwithstanding this, Sasol Mining is encouraged and continues to operate in line with the objectives of the Mining Charter and SLP. Notwithstanding the judgment, certain Mining Charter and SLP commitments incorporated into Sasol Mining’s mining rights remain enforceable under the Mineral and Petroleum Resources Development Act, 28 of 2002 (MPRDA). Accordingly, Sasol Mining continues to monitor regulatory developments and maintain compliance with obligations contained in its mining rights, approved SLPs and other applicable regulatory instruments, a breach of which could have a material adverse effect on our business, operating results, cash flows and financial position.

Transformation and local content

We are required to interpret and understand the local content requirements for certain countries in which we operate. For example, in Mozambique we are required to interpret and comply with certain local content requirements to be able to enhance our social license to operate in the domestic oil and gas industry. As a result, not understanding or complying with these local content requirements exposes Sasol to potential negative regulatory, financial and reputational risks, which may in turn cause a degradation of community relations and loss of competitiveness.

Further, we may not be able to ensure compliance with transformation requirements in the event of newly imposed regulations.

See “Item 4.B— Business Overview— Empowerment of historically disadvantaged South Africans” herein.

ESG practices, especially regarding equal opportunity have been increasingly subject to political controversy in the United States most recently as a result of the executive orders signed by the current US administration on 20 January 2025, and 21 January 2025 respectively, aimed at limiting equal opportunity initiatives in the workplace. Sasol’s policies and practices regarding equal opportunities and other ESG-related matters, including previously established goals and initiatives, or disclosures that may be required by non-US laws, may expose the Company to legal, reputational and other risks, including anti-ESG and anti-equal opportunities-related orders, investigations, legislation, litigation, media coverage and scrutiny, boycotts and negative publicity from investors and other stakeholders.

In addition, the JSE listing requirements mandate that listed companies have a board diversity policy addressing the promotion of the diversity attributes of amongst others, gender, race, skills, experience etc. Annually, the board must report on how it applied the policy of broader diversity in the nomination and appointment of directors. In addition, the Sasol Mining Shareholders’ Agreement (SHA), as contemplated in clause 17 of Sasol Mining’s mining right, sets out requirements relating to the composition of the Sasol Mining board of directors. In terms of the SHA, a certain shareholder is entitled to appoint up to 3 directors, the majority of whom must, until expiry of the duration period, be Black women, unless otherwise agreed to in writing by Sasol Mining Holdings (Pty) Ltd in its sole discretion. There can be no assurance that Sasol Mining will be able to recruit, attract and/or retain qualified persons to satisfy this requirement. A failure to comply with the board composition undertakings in the SHA may, in terms of clause 13 of the mining right, constitute a failure to honour an agreement, arrangement or undertaking which the Minister relied upon for conversion of the right, and could accordingly result in the cancellation of the mining right.

Sasol cannot predict what regulatory or other changes may occur in the future and may not be able to meet the conflicting expectations of some or all of its investors, customers, vendors, employees and other third parties (including government and state entities as well as non-governmental organisations) regarding various aspects of its business, including with respect to equal opportunity and other ESG matters.

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

Jurisdictional and Sovereign Risk Factors

Country-specific risks that are applicable to the jurisdictions in which we operate, and which may have a material adverse effect on our business, include:

●	expropriation of assets;
●	non-performance by state-owned enterprises in South Africa such as Eskom and Transnet. See “—Risks related to the safety and reliability of our operations—Constraints in the supply of water and electricity, utility cost increases in excess of inflation, as well as poor infrastructure may impact our operations”;
●	lack of capacity (financial or otherwise) to deal with emergency response situations;
●	terrorism threats; and
●	geopolitical instability, such as in the Middle East.

Our global asset base and market footprint expose us to negative impacts of tariffs and/or trade barriers that may inhibit our ability to place products across regions

Our global asset base and diversified market footprint expose us to adverse impacts from tariffs, trade restrictions, and protectionist policies. These barriers can limit our ability to efficiently place products across key regions, disrupt established supply chains, increase input costs, and reduce market access particularly in jurisdictions where Sasol operates manufacturing hubs or exports specialty chemicals and energy products.

In the United States, foreign trade policy continues to shift, with the imposition and expansion of tariffs creating significant uncertainty for global trade flows and supply chains. Recent actions include the introduction of a 12,5% Section 301 tariff on non-exempt South African manufactured goods and agricultural products, which replaces the earlier temporary 10% Section 122 tariff. Sectors, including automotive items and steel and aluminium face higher sector-specific duties.

While we seek to mitigate the impact of tariffs on our business, they are having an adverse effect and we may not be successful in mitigating their impact. These policy shifts, together with the potential for retaliatory tariffs from other governments, contribute to volatility in commodity markets, inflationary pressures, and uncertainty in global financial conditions. Protectionist policies may also incentivise customers to relocate or restructure their supply chains, or require contractors and suppliers to do so, which could reduce demand for our products and adversely affect our competitiveness, operating model and financial performance.

Risks related to our capital investments

We may not achieve projected benefits of acquisitions or divestments

We may, from time to time and subject to variable market conditions, pursue acquisitions or divestments. Further, the rise of factors and concerns relating to sustainability and ESG issues in investment decisions may also result in certain divestments.

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

Our capital projects were and are subject to the risk of delays and cost overruns inherent to any project, including as a result of:

●	shortages or unforeseen increases in the cost of equipment, labour and raw materials whether as a result of inflation, global supply chain disruptions, geopolitical tensions or otherwise;
●	unforeseen design and engineering problems, contributing to or causing late additions and/or increases to scope;
●	unforeseen construction problems, including fraud and other unlawful activities;
●	unforeseen failure of mechanical parts or equipment;
●	unforeseen technical challenges on start-up causing delays in beneficial operations being achieved;
●	misaligned sequencing and integration of project activities;
●	unforeseen safety issues;
●	labour disputes;
●	inability to recruit or retain labour with the required expertise to execute the project/capital investment;
●	lack of community support;
●	inadequate workforce planning or productivity of workforce;
●	inadequate change-management practices which are aligned with our business needs;
●	natural disasters and adverse weather conditions, including excessive winds, higher-than-expected rainfall patterns, tornadoes, cyclones and hurricanes or pandemics;
●	failure, or delay, to source equipment or materials by third-party suppliers and/or service providers;
●	significant variations in the assumptions we make in assessing the viability of our projects, including those relating to budget development, capital and operating costs, commodity prices and the prices for our products, exchange rates, import tariffs, interest rates, discount rates (due to changes in country risk premiums) and the demand for our products; and

●	delays in regulatory approvals and changes in compliance obligations, changes to regulations including changes to environmental regulations, construction and operating licenses, price and tariff determination methodologies and/or identification of changes to project scope necessary to ensure safety, process safety, and environmental compliance.

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

In addition, our capital projects are subject to high inflation risk. For the impact of high inflation on costs of operations and the material adverse impact on our financial position, see “—Risks related to economic, political or social factors—Economic, political or social factors affecting the regions in which we operate may have a material adverse effect on our operations and profit—Fiscal and monetary policies/Political and social uncertainty”.

The concentration of service providers supplying the oil and gas industry and the developing supplier market in Mozambique may adversely affect our business or our operations

The service provider market supplying the oil and gas industry in Mozambique is not mature and we rely heavily on international contractors to support our projects. In most instances, costs are increased on the basis that local contractors are required to be appointed over international contractors to comply with local content requirements, who then subcontract to the international contractors. With the global oil and gas market booming due to increased activity, global supply chain constraints and increased supply and demand for services has resulted in price increases. We rely on local service providers to fulfil their contracts at acceptable rates and should one or more of these contracts be terminated as a result of increased rates, particularly for our well delivery operations, we may be unable to speedily replace these services on terms that are acceptable to us, increasing our costs, disrupting our operations and materially affecting our financial position.

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

Exposure related to significant investments in associates and joint arrangements may adversely affect our business, operating results, cash flows and financial position

The development of projects may require investments in associates and joint arrangements, some of which are aimed at facilitating entry into countries and/or sharing risk with third parties. As a result, we have invested in a number of associates and joint arrangements, and we continue to consider such opportunities where appropriate.

Although the risks are shared, the objectives of our associates and joint arrangement partners, their ability to meet their financial and/or contractual obligations, compliance with legal requirements, compliance to safety, health and environmental requirements and standards, behaviour and ethical standards may result in disputes, litigation, sanctions and/or suspension of licenses which in turn may have a material adverse effect on our business, operating results, reputation, cash flows and financial condition, and may constrain the achievement of our growth objectives. In June 2025, the parent company of Prax South Africa (Pty) Ltd (Prax SA) entered into administration and was subsequently placed under liquidation in the UK. Prax SA is Sasol’s joint venture partner in the Natref refinery and further to its parent company’s difficulties, in October 2025 Prax SA went into business rescue. Certain commitments by the appointed business rescue practitioner have been put into place to support the business rescue plan and bridge Prax SA to an expected divestment of its Natref shareholding.

We may not pay dividends or make similar payments to shareholders in the future due to various factors

As further described under “Item 8––Financial Information” herein, the Company’s dividend policy takes into consideration various factors, including overall market and economic conditions, Sasol’s financial position, and capital investment plans.

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

Risks related to the safety and reliability of our operations

Constraints in the supply of water and electricity, utility cost increases in excess of inflation, as well as poor infrastructure may impact our operations

Our operations are located in multiple regions across the world and are reliant upon the stable supply of electricity, availability of water and access to transportation routes in order to optimally run our operations and/or move our products. The infrastructure in South Africa, such as rail, electricity (both the generation and transmission of electricity) and inland water supply systems need to be maintained, upgraded and expanded, and in certain instances, such improvements may need to be funded at our own cost. In addition, we have operations in locations that may be subject to substantial electricity cost increases, including but not limited to our operations in Europe. These increases may be driven by, among other factors, geopolitical events, regulatory actions and/or ESG considerations. Any lack of access to reliable electricity supply, limited access to water, above-inflation utility cost increases, infrastructure challenges, or failure to identify and obtain the resources required to establish the infrastructure necessary for the development of our projects could have a material adverse effect on our business, operating results, cash flows, financial position and future growth.

Certainty of electricity supply remains critical to the operational plants. Although we have the capacity to generate around half of what we require at the South African operations, we remain dependent on a reliable national grid infrastructure for the supply of external electricity from Eskom and renewable energy from independent power producers. Although the supply from Eskom remains stable with an improvement in operational performance, prices continue to increase above inflation, which have affected and may continue to affect our cash flows.

The availability of water is becoming increasingly constrained as demand increases in the catchment areas within which we operate, specifically in South Africa, exacerbated by the effects of climate change. A significant part of our operations requires the use of large volumes of water. South Africa is generally an arid country with a highly variable climate, and prolonged periods of drought, sudden floods, significant changes to current water laws or our related permits/authorisations could increase the cost, management or availability of our water use and supplies or otherwise impact our operations. Water use by our operations varies widely depending largely on feedstock and technology applied. Water to our South African operations is supplied from the Integrated Vaal River System (IVRS), which makes up about 81% of Sasol’s total water demand. While the water supply to these operations remains secure, expectations are that pressures on the system may increase over time.

This may lead to issues of the imposition of restrictions on its use, specifically during periods of drought. Seasonal changes and ineffective management of water quality objectives when considering impacts of industry and other water users can result in a deterioration in the quality of water supplied from the IVRS. This in turn can lead to water used in our processes that is periodically of poor quality, resulting in increased treatment costs and higher water use. Although various technological advances may improve the water efficiency of our processes, these are capital intensive. We may also experience limited water availability due to periodic drought events. Deterioration in water quality and other infrastructure challenges related to our South African operations could have a material adverse effect on our business, operating results, cash flows, financial position and future growth.

Lack of infrastructure reliability and availability could equally impact our operations. The transportation of inbound materials to our plants and of products to our customers is reliant on the region’s available workforce and infrastructure. Numerous factors like natural disasters, labour strikes, political unrest, compromised infrastructure, criminal activity, public health crises or extreme weather events may impact transportation modes which could have a material adverse effect on our business, operating results, cash flows, financial position and future growth. For further information on operational interruptions impacting our business or value chains, which may have a material adverse effect on volumes produced and costs, see “—Risks related to the safety and reliability of our operations—We may face potential costs as well as harm to our reputation in connection with incidents causing property damage, personal injury or environmental contamination and industry and value chain-related operational interruptions”.

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

We may face potential costs as well as harm to our reputation in connection with incidents causing property damage, personal injury or environmental contamination, litigation, and industry and value chain-related operational interruptions

Operational interruptions impacting our business or value chains may have a material adverse effect on volumes produced and costs. This impact could be caused by the failure of critical assets, extreme weather events or natural disasters, lack of required feedstock volumes and quality (specifically coal, natural gas, crude oil, petroleum, ethane and ethylene), supply chain disruptions (inbound and outbound, including critical input or process materials and reliance on third party infrastructure), utility interruption (including electricity, water, oxygen, steam, hydrogen, nitrogen, and reliance on third party suppliers and infrastructure), cleaning costs in relation to contamination or a breach of our social license to operate (including non-compliance with regulatory requirements, licenses or permits).

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

Due to the nature of our operations, we are subject to the risk of experiencing, and in the past have experienced, industry-related incidents. Further, if we fail to provide safe working environments for our employees, fail to conduct our operations without posing risks to third parties on our premises and to neighbouring communities or fail to enable safe product transportation, this could lead to injuries, loss of life, damage to property and work stoppages, halting production and harming our reputation. Such incidents may lead to authority inspections with the associated potential consequences of enforcement action, including directions to temporarily cease and desist operations and/or the imposition of fines and penalties, and potentially could negatively impact our license to operate. For example, in South Africa, section 54 of the Mine Health and Safety Act, 29 of 1996 allows an inspector, who has reason to believe that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, to give any instruction necessary to protect the health and safety of such person. Most often these instructions will result in the operations of the whole or a part of a mine being temporarily stopped, resulting in significant production losses as well as reputational harm. Furthermore, Sasol operates the Pande and Temane gas fields in Mozambique. The production of gas through wells, pipelines and a processing plant is inherently exposed to the risk of integrity failures (including legacy well obligations and historical issues) which may result in a loss of containment and/or a disruption of gas supply to our own and/or customers’ operations which in turn could have a material adverse effect on our revenue, cash flows, costs and reputation. This may have a material adverse effect on our business. See “Item 4.B—Business overview—Regulation—Safety, health and environment—Regions in which Sasol operates and their applicable legislation” herein.

Our facilities may also be subject to disruptions

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

Risks related to legal, regulatory and governance matters

Our shareholders might lose confidence in our financial and other public reporting if we continue to identify material weaknesses, and fail to maintain an effective system of ICFR which in turn may adversely affect the price of our securities

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on the effectiveness of our system of internal controls. We identified six material weaknesses in our ICFR for the financial year ended 30 June 2025, two material weaknesses have been remediated and four material weaknesses which are still relevant as of the date of this Form 20-F as have not yet been remediated. These material weaknesses, set out in “Item 15–– Controls and Procedures” herein, relate to the following:

●	lack of adequate resources and understanding of the application of ICFR, resulting in ineffective design and implementation of internal controls across the South African businesses particularly as it pertains to the level of precision and evidence of review, including the completeness and accuracy of the information relied upon;
●	inadequate design and implementation of risk assessment processes, including those relating to the methodology for the process for determining material entities for internal control over financial reporting purposes;
●	inadequate design and execution of controls over revenue recognition processes and supporting systems at the South African operations; and
●	insufficient precision in determining the completeness and accuracy of information used in Southern African impairment processes.

In relation to previously identified weaknesses, we have a remediation plan but cannot be certain whether it will be successful or when our material weaknesses will be remediated. We cannot be certain that our internal control over financial reporting or disclosure controls and procedures will be effective or ensure that we will design, implement and maintain adequate controls over our financial processes and reporting in the future. If we continue to fail to implement newly required or improved controls, or to adapt our controls or difficulties encountered in their operation, this could prevent us from meeting our financial reporting obligations or result in a restatement of previously disclosed financial statements. These financial reporting obligations include filing our periodic reports with the SEC on a timely basis and maintaining compliance with applicable New York Stock Exchange (NYSE) listing requirements.

In addition, material weaknesses and any resulting restatements could require additional remedial measures, including additional personnel and system changes, which could be costly and time consuming and also could subject us to regulatory scrutiny and litigation that could have a material adverse effect on our business and our reputation.

Furthermore, if we are unable to maintain an effective system of internal control over financial reporting or disclosure controls and procedures, investors may lose confidence in the reliability of our financial statements, and this may have an adverse impact on investors’ ability to make decisions about their investment.

Actual or alleged non-compliance with regulatory requirements could result in criminal, administrative or civil enforcement and associated sanctions and/or harm our reputation and negatively impact our license to operate

Non-compliance with laws and regulatory requirements, particularly with anti-corruption and anti-bribery laws, sanction laws, environmental, safety, health and hazardous chemical laws, competition or anti-trust laws and data privacy laws have been identified as our top regulatory risks.

Anti-corruption and anti-bribery laws

Ethical misconduct and non-compliance with applicable anti-corruption/anti-bribery laws by Sasol employees or business partners could result in criminal or civil sanctions and could have a material adverse impact on our reputation, operations and license to operate.

We, like other international petrochemical companies, have a geographically diverse portfolio and conduct operations in some countries which have a perceived prevalence of corruption. Our operations must comply with applicable anti-bribery laws, such as the US Foreign Corrupt Practices Act, as well as similar anti-corruption and anti-bribery laws of South Africa and other applicable jurisdictions. Major investments in countries with high corruption exposure create an elevated risk when dealing with private companies, governments or government-controlled entities. We additionally face risks associated with the deployment of Sasol sales agents, consultants, customs clearance agencies and other intermediaries, since we could be held liable for any of their actions (including actions in violation of anti-corruption laws and regulations), even if these third parties act independently. While we have an anti-corruption and anti-bribery compliance and training program in place (including a third-party due diligence process), we cannot provide assurance that there will be no violation, and any such violation could result in substantial criminal or civil sanctions and could damage our reputation.

Sanctions laws

Our international operations require compliance with applicable trade and economic sanctions, or other restrictions imposed by governments, such as the US and the UK, and organisations such as the United Nations, the European Union and its member countries. Non-compliance with applicable sanction laws by Sasol employees or business partners could result in criminal or civil sanctions. Although we closely monitor developments in these sanctions programs, a violation of any of these sanctions regimes could lead to a loss of import or export privileges, penalties against or the prosecution of Sasol and our employees, which could have an adverse effect on our reputation, business, operating results, cash flows and financial position.

While we have a sanctions compliance program and sanctions screening systems in place, there can be no assurance that we will comply at all times, particularly as the scope of certain laws may be unclear and subject to frequent amendments or differing interpretations.

Environmental laws and regulations

See “—Risks related to legal, regulatory and governance matters—Changes in environmental, health, safety, hazardous chemical and other laws, legislation and public opinion may adversely affect our business, operating results, cash flows and financial position”.

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

While it is our policy to comply with all applicable laws and we have related training and compliance programs in place for our employees and where applicable, business partners, we could inadvertently contravene competition/anti-trust laws and/or consumer protection laws and be subject to the imposition of fines, criminal sanctions and/or civil claims and damages which may have a material adverse impact on our reputation, business, operating results, cash flows and financial position.

Labor and Employment laws

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

Data privacy laws and regulations

We operate in countries that have data protection laws and regulations. It is our policy to comply with all applicable laws, and we implement numerous training, awareness and data privacy compliance programs. However, non-compliance with data protection laws could result in fines and/or civil claims and damages. Further, uncoordinated or divergent global legislative standards and regulatory frameworks for digitalisation, including the rise in AI, could heighten this risk, which could have a material adverse impact on our reputation and a consequential financial impact. See “—Risks related to information management— We may face the risk of data breaches or attempts to disrupt critical information and operational technology services, which may adversely impact our operations and business continuity.”

Sasol’s increasing use of AI, machine learning, and automated decision-making technologies introduces emerging business, regulatory, and reputational risks. The rapidly evolving regulatory landscape, exemplified by the European Union AI Act as a prevailing global benchmark, heightens the need for robust AI governance and requires that our development, deployment, and use of AI comply with both privacy laws and applicable AI specific legislation and regulatory frameworks. Any shortcomings in the design, oversight, or use of these technologies, including unauthorised use by employees or the generation of inaccurate or biased outputs, may result in heightened scrutiny, confidentiality or cybersecurity vulnerabilities, operational disruptions, or reputational harm. Failure to effectively manage these risks or to secure the necessary digital talent may adversely affect our business, competitive position, results of operations, and financial condition.

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

Tax laws and regulations

We operate in multiple tax jurisdictions globally and are subject to both local and international tax laws and regulations. Although we aim to fully comply with tax laws in all the countries in which we operate, tax is a highly complex area leading to the risk of unexpected tax uncertainties. Tax laws or dispensations, including incentive programs, are changing regularly, and their interpretation may potentially result in ambiguities and uncertainties, in particular, in the areas of international taxation and transfer pricing.

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

The Mozambican Tax and Customs Authority is conducting tax and customs audits. The tax reviews are ongoing and we can provide no assurance that the outcome reached will be favourable to us and that penalties (to the extent imposed) will not be significant. However, the customs reviews have been concluded with no material impact for Sasol. Depending on the final assessments issued for income tax, Sasol could be exposed to additional income tax, interest and penalties. The ultimate financial impact remains uncertain at this stage.

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

Stringent South African regulations in the areas of mining, petroleum and energy activities may have an adverse effect on our mineral rights and impact our business, operating results, cash flows and financial position.

Mining legislation

Some South African mining legislation is currently under review and subject to repeal and replacement. For example, once promulgated, the Upstream Petroleum Resources Development Act, 23 of 2024, assented to by the President of South Africa on 24 October 2024 will repeal and replace petroleum-related matters currently governed by the MPRDA. Such changes, depending on their nature, may impact our operations resulting in higher cost of production and higher compliance costs.

Another example is the Mining Charter, which contained more stringent compliance criteria than the previous mining charters, especially in respect of applications for new mining rights and the requirements in respect of the procurement of mining goods. The Mining Charter had a two-fold material adverse effect on Sasol Mining: firstly, it led to a higher cost of production, and secondly, it increased the risk of being non-compliant with the requirements of the Mining Charter.

Amendments to the MPRDA, associated regulations to be promulgated, the Financial Provisioning Regulations, published pursuant to the National Environmental Management Act, 107 of 1998, and the Mining Charter may have a material adverse effect on our business, operating results, cash flows and financials. The Draft Mineral Resources Development Bill, 2025 (the Draft Bill) was published on 20 May 2025 for public comments, with the comment period subsequently closing after the prescribed timeframe. It is at this stage unclear whether the Draft Bill will be enacted in its current form or whether it will be amended pursuant to the comments received. The Draft Bill contains aspects which may have an impact on the business but which impact cannot be assessed with certainty at this stage. These include a new provision that certain transformation-related matters will in future be contained in regulations. The contents of these regulations are however not yet known. The prescribed penalties for certain offences in terms of the Draft Bill have been substantially increased to 5% of annual turnover for some offences and 10% of annual turnover for other offences. See “Item 4.B—Business overview—Regulation—Empowerment of historically disadvantaged South Africans—The Mining Charter” herein.

Legislation in relation to petroleum and energy activities

Legislation in South Africa in relation to petroleum and energy activities, such as the Petroleum Products Act, 120 of 1977, as amended from time to time (the Petroleum Products Act), entitles the Minister of Minerals and Petroleum Resources and government to regulate the prices, specifications and stock holding of petroleum products. Such price regulation and maximum price imposition may have a material adverse effect on our revenue and competitiveness, operating results and cash flows particularly as compared to other suppliers of products such as ours, in other jurisdictions with no such price regulations. The Petroleum Products Act also regulates the issue of licenses for the manufacturing and trading in petroleum products, as well as the operation of retail filling stations, and provides for the imposing of fines and other punitive measures for failure to comply with the license conditions and/or the provisions of the Petroleum Products Act.

Sasol’s operations in the Island View precinct are exposed to regulatory and commercial uncertainty arising from South Africa’s Section 79 Directive issued under the National Ports Act, 12 of 2005. The Section 79 process for the industry has concluded, with Sasol’s Berth 9 asset being exempt from the directive and expected to continue operations through a wayleave application. However, the objective of the directive will still be implemented with 15% of the throughput capacity at the berth and connected white product storage being made available for CEF and new entrants at acceptable commercial rates. Proposals for expanded third party and CEF access, along with CEF’s non-negotiable participation requirements, may impose additional obligations and constrain operational flexibility and risk to our commercial market share.

In South Africa, the Gas Act, 48 of 2001 (the Gas Act), currently under review, in addition to allowing NERSA to approve gas transmission tariffs and maximum gas prices, also provides NERSA with the authority to issue licenses for the construction and operation of gas pipelines and to impose fines and other punitive measures for failure to comply with the license conditions and/or the provisions of the Gas Act. Any non-compliance with NERSA decisions regarding gas pricing could impact our license to operate, subject us to fines and could result in a material adverse effect on our business, operating results, cash flows and financial position.

Changes in environmental, health, safety, hazardous chemical and other laws, legislation and public opinion may adversely affect our business, operating results, cash flows and financial position

We are subject to a wide range of general and industry-specific environmental, health, safety, hazardous chemical and other laws and legislation in the jurisdictions in which we operate. See “Item 4.B—Business overview—Regulation—Safety, health and environment—Regions in which Sasol operates and their applicable legislation” herein.

Stakeholder challenges in relation to environmental legislation

One of our most material challenges is ensuring that we remain able to anticipate and respond to the rapidly changing legal landscape and associated stakeholder expectations, in particular relating to environmental legislation in all areas where we operate. Evolving legislation imposing more stringent air quality thresholds and reduction commitments, climate change management and disclosure obligations as well as water, waste and chemicals management requirements may introduce further compliance challenges to our operations. These laws and regulations and their enforcement are likely to become more stringent over time in all the jurisdictions in which we operate, although these laws and regulations in some jurisdictions are already more established and mature than in others.

Any non-compliance may result in administrative, criminal or civil enforcement action, which may include directives to cease operations, fines and penalties as well as prosecution and sanctions, and could harm our reputation and relationships with stakeholders, in turn, having a material adverse impact on our business.

Non-government organisations (NGOs), activists and other stakeholders increasingly use environmental, health and safety permitting processes, including ours, to challenge a company’s practices to promote greater environmental sustainability in both operations and value chains. This activity could increase over time, which could impede our ability to obtain or renew permits or result in more stringent compliance standards. In the past, we have experienced protests at our Annual General Meetings (AGMs) such as at Sasol’s AGM on 17 November 2023, particularly regarding Sasol’s perceived climate and environmental impacts.

Further, our permits and operational licenses require input from stakeholders in certain of the jurisdictions in which we operate and there is a trend by activists to challenge the issuance or renewal of a company’s licenses based on climate, health or other impacts associated with the licensed activities. In addition, the increased litigation risk for companies related to ESG issues (including climate change, greenwashing concerns or allegations, environmental justice and public disclosure of strategies) could adversely impact the resilience of Sasol’s operations, reputation and our continued license to operate. See “Item 4.B—Business overview—Regulation” herein for more detail.

Compliance costs associated with additional or new regulation

The costs associated with compliance with additional or stricter regulation of environmental and climate issues could be significant and could have a material adverse impact on our business, operating results, cash flows and financial position. For further information on the impact of carbon taxes see “—Risks related to our sustainability— The effectiveness of our strategy to respond to climate change, including compliance with evolving regulatory requirements, our adoption of policies and implementation of plans to reduce GHG emissions as well as other pollutants while adequately disclosing related risks, strategies and impacts, is subject to uncertainties and related regulatory and public scrutiny. This scrutiny could negatively impact our reputation and result in environmental claims adversely impacting our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our license to operate and impede our access to capital and financing.”

In South Africa, the Highveld Priority Area Air Quality Management Plan published in March 2025 by the Department of Forestry, Fisheries and the Environment (DFFE) sets a 40% emission reduction target for air quality pollutants off a 2019 baseline for industries. There is uncertainty regarding whether this is an industry wide target to which industry emitters must collectively contribute to, or whether it is a binding standard on individual industry emitters to be achieved by 2030. If the latter interpretation applies, it will pose non-compliance risks for Sasol’s operations in the Highveld Priority Area, South Africa.

See also the litigation matters, described under “Item 4.B—Business overview—Legal proceedings and other contingencies” herein.

The DFFE further published proposed amendments to the Listed Activities and Associated Minimum Emission Standards in terms of section 21 of the National Environmental Management: Air Quality Act, 39 of 2004. These include a proposed hydrogen sulfide limit in subcategory 3.6 for Rectisol off gas from 3500 mg/Nm3 to 600 mg/Nm3 which is regarded as not currently achievable with available technology, posing a compliance risk for the Secunda Operations if the standard is adopted.

In October 2025, amendments to the Hazardous Substances Act, 15 of 1973 (HSA) issued by the Department of Health in South Africa came into effect, introducing new licensing requirements for hazardous substances with the aim of reducing risks to public health and the environment. However, elements of the amended HSA are not aligned with the existing Hazardous Chemical Agents Regulations under the Occupational Health and Safety Act, 85 of 1993, and its scope and application remain unclear. This misalignment across regulatory requirements creates uncertainty regarding compliance obligations for our Energy and Chemicals businesses in South Africa. If the regulatory misalignments and ambiguities are not resolved before the implementation extension expires in September 2027, Sasol may face restrictions on the sale of certain products within the South African market as well as potential non-compliance risks (e.g. inspections, embargoes or seizure of products).

South Africa’s Clean Fuels 2 regulations, effective 1 July 2027, require the implementation of Euro-5-aligned fuel specifications (including reductions in sulphur content to 10 parts per million for petrol and diesel). While we are focused on ensuring compliance by 1 July 2027, which is the national implementation window, time and market constraints could affect both our and industry readiness as well as increase costs and, as such, we cannot provide assurances that the compliance window will be met.

At Sasol, systems and processes are in place, monitored and improved upon, to ensure our compliance with laws and regulations applicable to

Sasol and our obligations up and down the value chain. However, we cannot guarantee that we will be in compliance with all laws and regulations at all times. For example, non-compliance with environmental, health or safety laws and regulations may occur from system or human error in monitoring our emissions of hazardous substances into the environment, such as the use of incorrect methodologies or defective or inappropriate measuring equipment, errors in manually capturing results, or other mistaken or unauthorised acts by our employees or service providers.

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

Any changes in environmental, health, safety and hazardous chemical laws and regulations, other legislation and public opinion may adversely affect our business, operating results, cash flow and financial position.

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

See also the litigation matters, described under “Item 4.B—Business overview—Legal proceedings and other contingencies” herein.

We could also face potential litigation or governmental investigations or regulatory proceedings in connection with the material weakness identified in our ICFR. See “—Risks related to legal, regulatory and governance matters—Our shareholders might lose confidence in our financial and other public reporting if we continue to identify material weaknesses, and fail to maintain an effective system of ICFR which in turn may adversely affect the price of our securities”.

Further, given the increasing requirements from regulators and investors related to public disclosure on climate change matters, we may be further exposed to challenges primarily from NGOs and shareholders, potentially resulting in increased related litigation risk. See “—Risks related to our sustainability.”

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

We believe that our proprietary technology, know-how, confidential information and trade secrets provide us with a competitive advantage. A possible loss of experienced personnel to competitors, and a possible transfer of know-how and trade secrets associated therewith, including the patenting by our competitors of technology built on our know-how obtained through former employees, may negatively impact this advantage. Similarly, operating and licensing technology in countries in which intellectual property laws are not well established and enforced may result in an inability to effectively enforce our intellectual property rights. The risk of some transfer of our know-how and trade secrets to our competitors is increased by the growth in the number of licenses granted for our intellectual property, as well as the increase in the number of licensed plants which are brought into operation through entities which we do not control. As intellectual property warranties and indemnities are provided under each new license granted, the cumulative risk increases accordingly. These risks may adversely affect our business, operating results, cash flow and financial position.

Risks related to our sustainability

The effectiveness of our strategy to respond to climate change, including compliance with evolving regulatory requirements, our adoption of policies and implementation of plans to reduce GHG emissions as well as other pollutants while adequately disclosing related risks, strategies and impacts, is subject to uncertainties and related regulatory and public scrutiny. This scrutiny could negatively impact our reputation and result in environmental claims adversely impacting our business. In addition, laws, policies and societal concerns related to climate change could reduce supply/demand for our products, increase our operational costs, reduce our competitiveness, negatively impact our stakeholder relations, or adversely affect our license to operate and impede our access to capital and financing.

Transitional risk

Key manufacturing processes in South Africa, especially coal gasification and combustion, result in GHG emissions. Sasol’s ability to develop and implement appropriate climate change mitigation responses and provide sustainable product and feedstock solutions is a significant transitional risk for our business, most notably in South Africa. This is heightened by the need to appropriately address increasing societal pressures to shift away from carbon-intensive processes and products in a just manner, as well as meet new and anticipated policy and regulatory requirements, including carbon taxes, carbon budgets, legislated GHG reduction targets and new or enhanced disclosure requirements. In addition, meeting Sasol’s committed GHG reduction targets and delivering on emission reduction roadmaps have inherent transitional risks related to, among other things, technology availability and cost. Delivering on emission reductions is particularly challenging in South Africa, where access to low-carbon energy is limited, related infrastructure is under-developed and just transition implications need to be considered. Further, if our competitors are more successful in implementing climate change mitigation responses and providing more sustainable solutions, their ability to secure market opportunities, attract financing, and strengthen stakeholder confidence may be enhanced, which in turn could support higher growth and profitability over time, and thus adversely impact our competitive position.

As part of the transition and shift away from carbon-intensive processes, certain currently operating mines could face closure in the future which could result in us incurring rehabilitation and reclamation costs sooner than we had otherwise planned, including the accelerated redeployment and re-training of employees. Further, cost estimates of such closure of operations may be based on inaccurate assumptions which could adversely affect our operations.

Access to low carbon resources, ability to exploit low-carbon opportunities, and our product carbon footprint

Delivery of our decarbonisation strategy highly depends on our ability to access low-carbon resources and feedstocks, to develop low-carbon technologies, to exploit low-carbon opportunities, and to negotiate favourable commercial terms related to such opportunities. Any inability to access such resources and feedstocks, to develop such technologies, and to exploit such opportunities on commercially favourable terms, or any inability to do so in a timely manner, could impact our future production and financial performance, and the pace of our transition to a less carbon-intensive business, and may lead to a loss of customers.

In addition, a failure to provide customers with a clear and credible plan that demonstrates how we will lower our so-called product carbon footprint; that is, the GHG emissions that are generated over the life cycle of a product from raw material extraction, manufacture and use, to disposal, reuse, or recycling, may result in the loss of key customers in Europe and other jurisdictions with pending product carbon footprint reduction requirements.

Carbon tax and carbon budgets

A carbon tax was implemented in South Africa on 1 June 2019 pursuant to the Carbon Tax Act, 15 of 2019. Since then, the tax rate has increased significantly from R120/tCO2e in 2019 to R308/tCO2e in 2026. This has increased the costs of our South African operations. In the second phase of the Carbon Tax Act’s implementation, the carbon tax rate will increase to R347 by 2027 and to R462 by 2030. The carbon tax is applicable to an entity’s scope 1 emissions for each calendar year with several allowances. The allowances reduce by a certain percent the rate of the carbon tax. The allowances may result in a reduction in an entity’s total carbon tax liability. The South African National Treasury, however, has indicated that the allowance regime may be changed in phase 2 of the Carbon Tax Act’s implementation and certain of the percent reductions to the carbon tax rate, which are currently permitted, may be reduced. Thes potential changes could have adverse carbon tax implications for our business.

Sasol’s gross carbon tax liability, including Natref’s proportion and before any offsets, for the 2024 calendar year was R1 821 million based on GHG emissions reported. The gross carbon tax liability,

including Natref’s proportion and before any offsets, for the 2025 calendar year was R1 770 million. The decrease in the carbon tax liability was largely attributable to the renewable energy premium deduction relating to renewable energy purchases. The gross carbon tax liability was settled in the form of offset purchases from third parties and electricity levy set offs, with the balance paid to the South African Revenue Services. Our carbon tax cost is expected to increase due to the annual increase in the carbon tax rate. Our ability to use carbon offsets to manage carbon tax exposure and support elements of our emissions roadmap depends on the availability of eligible, high-integrity credits at acceptable cost and within required compliance timelines. A limited domestic supply of suitable credits, delays in project verification or registry processes, changes in eligibility rules, or increased competition for credits could increase costs or reduce the extent to which offsets can be used.

In addition, mandatory carbon budgets are anticipated to be set by the South African government to support the country’s Nationally Determined Contribution (“NDC”) commitments under the Paris Agreement, aligned with the provisions of the Climate Change Act, 22 of 2024. Draft National Greenhouse Gas Carbon Budget and Mitigation Plan Regulations, including requirements for GHG mitigation plans and governance of activities subject to the regulations, as well as draft technical guidelines, were published for comment in August 2025. Once the carbon budget regulations are finalised and adopted into law mandatory carbon budgets will be enforced, with a potential higher tax rate applicable should the budget be exceeded, as well as criminal and administrative enforcement related to non-adherence to the commitments in an approved mitigation plan.

The higher carbon tax rate of R640/tCO2e for emissions exceeding the carbon budget was published on 1 April 2026, with the effective date yet to be published but expected to align with the implementation date of the carbon budget and regulations once finalised. Further, the risk of escalating standalone carbon prices and mandatory carbon budgets will be exacerbated should our fiscal instruments lack effective alignment.

In addition, while lower than South Africa, global carbon prices and taxes are escalating, which pose a risk to our operations in the EU and potentially the US, should carbon prices rise further.

The assumptions we have used to test our resilience to climate change may be incomplete, evolve over time, or ultimately prove to be incorrect, and we may not be able to accurately ascertain our vulnerability to climate change

Sasol continues to strengthen its understanding of physical climate-related risks to its business through the application of climate hazard modelling and the development of a structured physical climate risk quantification program. The climate hazard modelling undertaken by Sasol is primarily based on established climate science, including recognised global and regional climate model outputs, geospatial analysis and hazard assessment methodologies. Historically, downscaled climate modelling has been used to assess potential impacts on priority operational locations, including Secunda and Sasolburg in South Africa, Vilanculos in Mozambique, and Lake Charles in the United States, under a range of climate scenarios. These assessments have provided valuable insights into potential changes in temperature, rainfall patterns, water availability, and the frequency and severity of extreme weather events.

Building on this foundation, Sasol has initiated a formal process to enhance the quantification of physical climate risks at the asset level, including the evaluation of hazard exposure, operational vulnerabilities, potential financial impacts, and adaptation response options. This work is intended to support our risk management strategies, resilience planning, capital allocation, and climate-related disclosures.

Notwithstanding these efforts, physical climate risk assessments remain subject to inherent uncertainties associated with climate modelling, future emissions pathways, socio-economic developments, asset-specific vulnerability assumptions, and the availability and quality of underlying operational, environmental, and financial data. Furthermore, assessments may not fully capture all potential physical risks, including compound, cascading, or previously unidentified climate-related impacts across operations, infrastructure, supply chains, communities, and broader value chains.

There are also risks associated with the assumptions used to assess the potential impact of physical climate hazards on our operations and associated financial position. These include assumptions related to asset criticality, downtime, recovery periods, adaptation effectiveness, capital requirements, and future business conditions. Should these assumptions prove to be inaccurate, incomplete, or materially different from future conditions, the effectiveness of planned adaptation measures, the estimated resilience of our operations, and the anticipated benefits of resilience investments could differ from anticipated outcomes.

In addition, future adaptation and resilience requirements may necessitate higher-than-anticipated capital expenditure, operational changes, or investment in new capabilities and infrastructure. Delays in implementation, evolving regulatory requirements, technological limitations, or constraints in funding and resources could impact Sasol’s ability to adapt effectively to the physical impacts of climate change over the long term.

Risks associated with achieving the 2030 GHG reduction target and 2050 net zero ambition.

South Africa’s NDC sets an economy-wide GHG emissions target range of 350–420 million tons (Mt) CO2e- by 2030, reflecting the country’s mitigation ambition under the Paris Agreement. This ambition was further strengthened in the recent NDC to United Nations Framework Convention on Climate Change for the 2031–2035 period, in which South Africa commits to reducing emissions to a range of 320–380 Mt CO2e by 2035, signalling continued decarbonization beyond 2030. Sasol is targeting a 30% scope 1 and 2 GHG emission reduction by 2030, off a 2017 baseline, which, if met together with reductions in other targeted sectors, will contribute towards South Africa in meeting its emission reduction range by 2030. Scope 2 GHG emissions are broadly defined as emissions attributable to Sasol’s use of purchased electricity and steam to conduct its operations. In addition, we set a 20% emission reduction target by 2030 for our scope 3 category 11 emission (Use of Sold Energy Products). We also have a net zero ambition by 2050 for our scope 3 category 11 emissions and our scope 1 and 2 emissions. Category 11 accounts for approximately 80% of Sasol’s total scope 3 emissions. The achievement of our 2030 GHG reduction targets and 2050 ambition is primarily subject to the availability of capital to implement the emission reduction roadmap, the availability of sufficiently developed renewable energy projects and grid infrastructure to route renewable energy to our operations, our ability to access sufficient and cost-effective carbon offsets and the ability to access markets in the jurisdictions within which we operate and trade to enable the transition. It is also impacted by global supply chain challenges in the renewable energy sector, the potential prohibitive costs of green hydrogen and electrolyzers, the lack of enabling policy and legal frameworks, and the need to balance people, planet and profit considerations, taking a just transition into account. In this regard, we can provide no assurances that Sasol’s plans to reduce GHGs pursuant to our roadmap or otherwise will be successful in a commercially viable manner or at all, including whether viable solutions will be available within the timeframe.

Additionally, the EU’s Carbon Border Adjustment Mechanism (CBAM) imposes carbon costs on imported goods—currently excluding chemical imports—from regions like South Africa, where carbon pricing is lower than in the EU. The CBAM definitive regime became effective on 1 January 2026, requiring importers to surrender CBAM certificates for embedded emissions. CBAM initially applies to a defined set of carbon intensive sectors aligned with those at highest risk of carbon leakage under the EU Emissions Trading System, namely cement, iron and steel, aluminium, fertilizers, electricity and hydrogen. As Sasol’s primary exports are fuels and chemicals, which are not included in the current CBAM product list, Sasol does not fall within the CBAM scope at this stage and is therefore not required to comply with CBAM obligations for 2026, although we cannot provide assurances that we will not fall within the CBAM scope in the future.

This mechanism places an additional cost burden on South African exports, particularly carbon-intensive sectors, potentially reducing competitiveness in the EU market. The recently proposed UK CBAM, expected to be introduced during 2027, could further increase our export costs, if implemented.

These carbon border mechanisms reflect a broader trend of climate-related trade regulation that exposes carbon-intensive exporters in South Africa to added economic risks, especially as the country’s energy sector remains heavily coal-dependent and emits high levels of GHG. Transitioning under such constraints remains challenging due to investment barriers, infrastructure bottlenecks and policy uncertainties.

Potential physical impacts of climate change

Climate change poses a significant risk for both our South African and global business due to potential physical impacts, including changes in weather patterns, water availability, and extreme weather events such as extreme heat, fires, cyclones/hurricanes, tornadoes, flooding, rising sea levels and droughts leading to low water levels of rivers. These risks can materially impact our costs of operation, cause production outages and hinder our business growth. For our major operating sites (Secunda and Sasolburg in South Africa, Vilanculos in Mozambique, and Lake Charles in the US), updated climate modelling indicates that surface temperatures could increase by 1–4°C by 2050, with a higher frequency of extremely hot days, leading to operational challenges. Projected rainfall patterns vary by location:

●	South Africa (Secunda and Sasolburg): No significant change in average annual rainfall is expected, however, the frequency and intensity of extreme rainfall events are projected to increase, raising the risk of flooding and infrastructure damage;
●	Mozambique: Rainfall is expected to increase, particularly during the wet season, potentially leading to more frequent and severe flooding. Additionally, tropical cyclones are projected to intensify, posing significant risks to our infrastructure and operations; and
●	The US (Lake Charles): Rainfall patterns are expected to follow a similar trend to South Africa, with more extreme rainfall events. Additionally, hurricanes are likely to become more intense, increasing risks to facilities and necessitating enhanced disaster-preparedness.

Sasol has experienced climate-related events that demonstrate the increasing relevance of such risks. For example, Mozambique experienced severe flooding in January 2026, associated with intense rainfall during the wet season as well as cyclone threats and occurrences in February 2026 that resulted in temporary operational disruptions to certain facilities, which were necessary to ensure the safety of employees and protection of infrastructure. Similar extreme weather events in recent years, including flooding, fires and cyclone-related impacts in Southern Africa, highlight the growing frequency and severity of climate-related hazards. These events may lead to production interruptions, increased maintenance and recovery costs, supply chain disruptions, and heightened operational risk, and are therefore considered within

Sasol’s ongoing risk management and resilience planning.

Climate change and ESG related laws and regulations

Climate change and ESG-related laws and regulations may threaten our license to operate (or ability to obtain new licenses to operate), result in stranded production and assets and substantially increase the cost of doing business, including from the imposition of higher carbon taxes. The enhanced focus on the evolving regulatory landscape concerning environmental protection, human rights, environmental justice and climate change are resulting in a more complex regulatory landscape and additional legal risks, from voluntary guidance to mandatory law (such as the adoption by the EU Council on 24 May 2024 of the Corporate Sustainability Due Diligence Directive which introduced mandatory supply chain due diligence requirements, to the imposition of carbon or similar taxes). Any reduction in our use of coal in favour of sustainable feedstock is likely to significantly increase the cost of production and reduce our profitability. For example, current information indicates that imported liquified natural gas and other gas sources, biomass and green hydrogen are more costly feedstocks than coal for our operations in Secunda, South Africa. In transitioning to these lower GHG intensive feedstocks, we anticipate an impact on the margin of some of our products. These climate change-related requirements could have a material adverse effect, particularly on our South African business, operating results, cash flows, financial position and future growth.

Risks relating to increasing disclosure requirements and scrutiny

We face increasing requirements from regulators and investors on climate change and ESG issues including public disclosure on climate change risks and impacts associated with our operations. Complying with these new requirements may require Sasol to spend a significant amount of time and resources, and Sasol may be exposed to claims that certain of its ESG disclosures are misleading or overstate potential ESG benefits, primarily from NGOs and shareholders, potentially resulting in increased litigation risk. Certain NGOs and other private actors have filed so-called greenwashing lawsuits under various securities and consumer protection laws alleging that ESG statements, goals, or standards of certain corporations were misleading, false, or otherwise deceptive.

In addition, the EU has adopted the Corporate Sustainability Reporting Directive (CSRD) and the European Sustainability Reporting Standards (ESRS), which impose reporting requirements for a broader set of companies on disclosure of company social and environmental data and associated impacts on such companies. The CSRD and ESRS have introduced new disclosure requirements which seek to broaden the categories and types of ESG information that must be reported, mandate a double materiality analysis (that requires the consideration of both the financial impacts of climate change on a company and the climate change impacts of a company’s operations on other stakeholders), and introduce new third-party assurance obligations. Companies covered by the CSRD and the ESRS are required to comply with its new disclosure requirements. The requirements of the CSRD and ESRS are likely to overlap in scope and diverge in content with the rules of other jurisdictions, and there will be more non-EU companies and their subsidiaries making ESG disclosures. This will also increase the possibility of filing multiple sustainability disclosures on a subsidiary-by-subsidiary basis, which requires cross-company integration of sustainability information to avoid divergent disclosures.

The EU Omnibus Package 2025 as adopted on 24 February 2026 and published in the Official Journal of the European Union on 26 February 2026 significantly narrows the scope of the CSRD, delays certain reporting deadlines, simplifies value-chain and assurance requirements, and removes sector-specific ESRS in order to reduce regulatory burden on companies.

In addition, on 3 July 2026, the European Commission set out revised ESRS, simplifying the reporting requirements that had been introduced in previous versions of the ESRS. It being understood that these revised ESRS are subject to scrutiny by the European Parliament and the Council and are hence subject to change and may be further delayed, it is currently expected that the revised ESRS enter into force in November 2026 and apply to financial years beginning on or after 1 January 2027. We may need to dedicate additional resources to ensure compliance with these and any similar future additional requirements, some or all of which may require us to incur additional costs which could result in a material adverse impact on our business, operating results, cash flows and financial position. Although in the United States, the SEC has stepped back from implementing new climate change disclosure rules, such rules have been proposed or implemented in a number of US states. For instance,

California, New York, New Jersey, and Illinois, are introducing or strengthening climate related disclosure laws that require expanded reporting on emissions, climate risks and financial impacts. As Sasol operates and sells products in the United States, these state level requirements, some of which apply extraterritorially may result in additional mandatory disclosures, increased reporting complexity across jurisdictions and heightened exposure to compliance or litigation risks if standards diverge or are implemented rapidly.

Further, environmental activists, NGOs, and regulators increasingly scrutinise past and current corporate reporting on climate change risks and impacts. We may face regulatory penalties or face claims alleging that we have not sufficiently complied with disclosure requirements or otherwise adequately disclosed climate change risks and impacts, which may affect our ability to maintain current licenses or obtain new licenses to operate or potentially result in civil claims, fines and reputational damage.

Stakeholder activism and risk on maintenance of permits and operational licenses

Our GHG emissions and the use of coal as a key feedstock could also negatively impact our potential base of shareholders and our relationship with stakeholders, as well as our ability to source financing and/or financial markets and/or increase our cost of capital.

See “—Risks related to legal, regulatory, and governance matters—Changes in environmental, health, safety, hazardous chemical and other laws, legislation and public opinion may adversely affect our business, operating results, cash flows and financial position—Stakeholder challenges in relation to environmental legislation”.

Risks related to health, including public health crises

Our global operations expose us to public health crises which may adversely affect our workforce, our access to external labour, and impact business continuity, operating results, cash flows and financial position

Sasol’s global workforce, service providers, suppliers and customers are exposed to public health crises. These can impact their wellbeing and the safety and health of our employees and surrounding communities, with an associated direct or indirect effect on the safety and continuity of our operations. Public health crises and the period of recovery from such events may impact demand for our products and may have a prolonged material adverse effect on our business, operating results, cash flows and financial position.

Another key challenge is the impact of public health crises on the commodity markets, including among others, the demand for our products and ability to obtain raw materials, which is not under our control. As we cannot predict the spread of such viruses and the impact on the economy in the countries in which we operate, public health crises may continue to have a negative impact on our business, operating results, cash flows and financial position.

Risks related to information management

We may face the risk of data breaches or attempts to disrupt critical information and operational technology services, which may adversely impact our operations and business continuity

The increasing use of information technology to enable business processes, in particular digital processes in operations, is making all industries, including the energy and chemicals industries, much more susceptible to cyber threats and proprietary or privacy-related data breaches. As digitalisation, including the rise in the use of AI, expands to include our financial, commercial, transacting and production systems, the cyber security risk increases. While Sasol has information security, data privacy and AI governance programs in place, cyber security threats we face consistently evolve and emerge to expose the organisation, both in business and operations systems, to significant external threats. As a global energy and chemicals organisation, we may also be subject to the risk of state-sponsored or climate-activist lead cyber-attacks. Cyber-attacks generated or strengthened by the use of AI pose a significant and growing risk, particularly as the use of advanced techniques such as deepfake audio and video for impersonation, phishing and data manipulation become popularised. In addition, we outsource several information technologies functions and applications to third-party vendors. Such engagements may have an impact on our cybersecurity position, such as in the event where a third-party vendor’s system is cyber-attacked, which in turn could result in the loss of certain of our data and impairment of our internal systems.

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

If there is a violation of proprietary or personal data, or a cyber threat, we could experience disruptions to critical services or may be vulnerable to cyber and ransomware attacks. This could result in financial loss, and have a material adverse effect on our business, operating results, cash flows, financial position and our disclosure of control processes.

Risks related to our people

We may be unable to attract, retain and / or develop required critical skills to support current and future business requirements

It may take time to fill vacant positions in growth areas due to a general scarcity of individuals with the required skills and experience in the sectors and locations within which we operate.

In order for Sasol to deliver on its strategic objectives, sustainably grow into the future and effectively operate and continuously improve existing and future assets and technologies, we are highly dependent on our human capital. While Sasol maintains focus on attracting, developing and retaining diverse, skilled and experienced employees (including critical or scarce skills like qualified scientists, engineers, project execution managers, artisans, operators; and employees in business and functional roles, including specialists required for our green economy and just transition strategies), slow hiring times due to a general scarcity of specialist skills may influence our ability to attract and retain talent with our required skill-set. There is constant competition across global labour markets for these critical or scarce skills. The quality and availability of skills in certain labour markets may also be impacted by the challenges within the education and training systems within some jurisdictions.

While we prioritise employee development and upskilling, it may take time to develop the required depth of skills and experience of employees to support our transition imperatives. Sectorial targets set by the Employment Equity Amendment Act, 4 of 2022 (South Africa) may also impact our 2028 financial year employment equity targets.

Risks related to our American Depositary Receipts

The ability of ADR holders to exercise voting rights may be limited

Holders of ADRs may exercise voting rights in respect of the ordinary shares underlying their ADSs only in accordance with our deposit agreement with J.P. Morgan Chase Bank, N.A., as the depositary (the Deposit Agreement, and the Depositary, respectively). For example, ADR holders do not receive notice of shareholder meetings directly from us. Instead, we provide notice of shareholder meetings to the Depositary in accordance with the Deposit Agreement. The Depositary, in turn, distributes voting materials to ADR holders, including information relating to matters to be voted on and instructions on how to direct the exercise of the voting rights attached to underlying shares, subject to applicable provision of the laws of South Africa and our Memorandum of Incorporation,

The Depositary will endeavour, in so far as practicable, to vote or cause to be voted the shares underlying the ADSs in accordance with the voting instructions received from the ADR holders. If an ADR holder does not provide voting instructions by the date specified, the Depositary will not vote or seek a proxy to vote the underlying shares on that holder’s behalf.

We cannot assure ADR holders that they will receive voting materials in sufficient time to submit voting instructions before the applicable deadline. In addition, the Depositary and its agents are not responsible for any failure to carry out voting instructions or for the manner in which those instructions are implemented. As a result, ADR holders may not be able to exercise their voting rights effectively and may have no recourse if the voting rights attached to the underlying shares are not exercised as instructed.

Holders of Sasol’s ordinary shares or ADSs may be diluted as a result of any non-pre-emptive share issuance, and shareholders outside South Africa or ADS-holders may not be able to participate in future offerings of securities (including Sasol’s ordinary shares)

Future share issuances by Sasol, with or without subscription rights, could (depending on how the share issuance is structured) dilute the interests of existing shareholders or require them to invest further funds to avoid such dilution.

In the event of an equity offering with subscription rights, shareholders and ADS holders (“Holders”) in certain jurisdictions may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under applicable laws. In particular, Holders located in the United States may be unable to participate in an offering unless it is registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or an exemption from registration is available. As a result, Holders of these shares in these jurisdictions may therefore suffer dilution should they not be permitted to, or otherwise elect not to, participate in future equity offerings with subscription rights.

Sales of substantial amount of Sasol ordinary shares or ADSs could adversely affect the prevailing market price of the securities

Trading volumes and liquidity of shares listed on the JSE may be lower than those of certain major international securities markets. As a result, it may be difficult for shareholders to sell large numbers of Sasol’s ordinary shares in a timely manner, especially through block trades. Sales of substantial amounts of Sasol ordinary shares or ADSs, or the perception that such sales may occur, could exert downward pressure on the prevailing market prices of those securities. Any resulting increase in the supply of shares available for sale, could cause the market price of Sasol ordinary shares or ADSs to decline.

As a foreign private issuer, Sasol is subject to different disclosure requirements than US domestic issuers, and investors may receive less information about the Company

Sasol is subject to the reporting requirements of the SEC and the NYSE that apply to “foreign private issuers”. These requirements differ from, and in certain respects are less extensive than, those applicable to US domestic issuers. For example, foreign private issuers are not required to file reports and financial information with the SEC as frequently or as promptly as US domestic issuers subject to the reporting requirements of the Securities Exchange Act of 1934. As a result, investors may have access to less information, and may receive information less frequently, than they would in respect of a comparable US company. This may affect investors’ ability to make informed investment decisions.

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

For details regarding the following sections, refer as indicated.

●	for information regarding our business overview, refer to “Integrated Report—Integrated value chains” as contained in Exhibit 99.4;
●	for information regarding our strategy, refer to “Integrated Report— Strategy” as contained in Exhibit 99.5;
●	for a description of the Company’s operations and principal activities refer to “Integrated Report—Integrated value chains” as contained in Exhibit 99.4; “Integrated Report—Delivering business value” as contained in Exhibit 99.6; and “Item 18— Financial Statements—Segment information”; and
●	for a description of our principal markets, refer to “Item 18— Financial Statements—Geographic region information”, which provides information regarding the geographic location of the principal markets in which we generate our turnover, as well as of our asset base.

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

In our chemicals business, outside of Southern Africa, the main feedstocks used are kerosene, benzene, ethane, ethylene, oleochemicals and aluminium. Feedstocks are purchased externally. At the Lake

Charles facility we also produce ethylene at our East Ethylene Cracker as well as at the Louisiana Integrated Polyethylene JV LLC (LIP JV) cracker. The pricing of most of these raw materials is influenced by global commodity market dynamics, primarily crude oil and energy prices, as well as prevailing supply and demand fundamentals.

For information regarding LIP JV, refer to “Item 4.B – Business Overview – Key Contracts”.

Marketing channels and principal markets

Our Mining segment supplies coal for internal consumption within the group. Our Gas segment sells gas through direct sales models and long-term marketing gas sales agreements. Piped gas is sold to wholesalers and end-users in South Africa.

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

Our International Chemicals business (International Chemicals) is comprised of two segments, which are Chemicals America and Chemicals Eurasia containing two product divisions, base and differentiated chemicals. These product divisions include the four business divisions: Base Chemicals, Advanced Materials, Care Chemicals, and Technical Formulations, with the last three grouped under our Differentiated Chemicals product division.

Our four business divisions in International Chemicals provide specialised chemicals, commodity chemicals, or a combination of both to customers across diverse industries.

Base Chemicals

Base Chemicals manages the production and marketing of ethylene, ethylene oxide, ethylene glycol value chains and other derivatives, essential building blocks in the chemical industry. Its offerings cater to a broad array of industrial and consumer applications, and include polyethylene, a key plastic polymer. Notably, polyethylene is marketed on behalf of Sasol by Equistar Chemicals LP, an affiliate of LyondellBasell, showcasing the unit’s strategic partnerships and contribution to global supply chains. In the Chemicals America segment base chemicals division, the produced ethylene is either consumed internally for derivatives or sold to external customers in the US merchant market. Mono ethylene glycol is marketed and distributed on behalf of Sasol by a third party until 31 December 2026. Sasol intends to assume responsibility for marketing and distribution from 1 January 2027.

Advanced Materials

Advanced Materials specialises in developing high-purity alumina, a critical material with the ability to be engineered to meet precise physical and chemical requirements. Its alumina-based products are used in high-performance abrasives (like polishing and grinding), bio-ceramics for medical and technical uses, and catalyst carriers that support complex chemical reactions. Advanced Materials drives innovation by creating adaptable compounds for advanced manufacturing and technological breakthroughs.

Advanced Materials products are sold globally to customers within North America, Europe and Asia.

Care Chemicals

Care Chemicals is a global leader in producing essential components for cleaning and personal care solutions. Its portfolio includes linear alkyl benzene

(LAB), fatty alcohols, short-chain linear alpha olefins, and a robust surfactants portfolio, with the widest selection of C6+ alcohols in the world. These products are crucial for making household detergents, fabric softeners, skin cleansers, and pharmaceutical formulations. Care Chemicals plays a vital role in enhancing everyday hygiene and health across consumer and industrial sectors.

Care Chemicals products are sold mainly in the Americas, Europe and Asia.

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

Technical Formulations products are sold mainly in the Americas and Europe and Asia.

Factors on which the business depends

Intellectual property (IP)

Our IP supports Sasol’s competitive advantage. This comprises:

●	our proprietary technologies and products, including both patents and confidential know-how directed thereto;
●	our intellectual capital embodied in our skilled, experienced and technically qualified employees, industry thought leaders and experts that enable Sasol to respond to the constantly changing environment; and
●	our IP-related business processes and management systems.

Intellectual Capital summary	2026	2025	2024
Total worldwide patents held[1]	1 687	2 143	1 795
Investment in research and development	R1 486 million	R1 550 million	R1 516 million

1 Granted patents only, excludes pending applications.

●	Sasol’s International Chemicals business develops and markets a wide range of chemicals, some of which are specialty products or are produced via proprietary processes and therefore comprise areas of differentiation for Sasol.
●	Sasol’s Southern Africa Energy and Chemicals business operates integrated value chains to produce fuels and a wide range of chemicals from coal and gas, which incorporate Sasol’s proprietary Fischer-Tropsch (FT) technology.
●	Sasol is also pursuing opportunities worldwide to leverage our FT technology, know-how and expertise through licensing our technology to third parties, including to produce sustainable fuels and chemicals.

We believe, based on our knowledge of the industry and publicly available information, that globally, Sasol has extensive experience in the application of FT technology on a commercial scale, refer to “Item 4.B – Business Overview – Key contracts”.

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

Effective from 29 February 2024 when the relevant transaction closed, Sasol and Topsoe established a 50/50 joint venture Zaffra B.V. The purpose of Zaffra B.V. was to develop, build, own, and operate sustainable aviation fuel plants, and market sustainable aviation fuels derived from non-fossil feedstock, utilising green hydrogen, sustainable sources of carbon dioxide and/or biomass with a specific focus on Sasol’s FT and Topsoe’s related technologies. On 25 June 2026, the shareholders of Zaffra B.V. resolved to undertake an orderly wind-down of the joint venture’s activities.

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

Further, from time to time, communities and non-governmental organisations challenge our environmental licences and related applications including regarding concerns with potential health, community and environmental impacts associated with Sasol’s activities.

South African Revenue Services (SARS) audit on Sasol Financing International plc (SFI)

As reported previously, SARS conducted an audit over a number of years on SFI which performs an offshore treasury function for Sasol. The audit culminated in the issuance of revised assessments in respect of the 2002 to 2012 tax years and the dispute relates to the place of effective management of SFI. SFI has co-operated fully with SARS during the course of the audit relating to these assessments. The potential tax exposure is R3,1 billion (including interest and penalties as at 30 June 2026), which is disclosed as a contingent liability.

SFI lodged an objection and appeal in the South African Tax Court (the Tax Court) against the revised assessments. SFI and SARS agreed that the appeal and related Tax Court processes will be held in abeyance pending the outcome of the judicial review applications noted below.

Sasol had launched two judicial review applications respectively against the SARS decision to register SFI as a South African taxpayer and against certain related elements of the revised assessments over which the Tax Court does not have jurisdiction. In August 2023 the court dismissed both the SFI review applications. SFI appealed the decision which was heard by the South African Supreme Court of Appeal (SCA) on 25 November 2025. The decision of the SCA remains pending. The review applications relate to the challenge by SFI of certain administrative decisions of SARS and the High Court decision does not directly affect the merits of the substantive dispute before the Tax Court, which remains in abeyance while the appeal of the review applications continues.

Clause 12A application

We previously reported that Sasol sought a dispensation in terms of Clause 12A of the Listed Activities and Associated Minimum Emission Standards (published in terms of section 21 of the National Environmental Management: Air Quality Act, 39 of 2004) for the Sulphur Dioxide (SO2) emissions from the boilers at the steam plants at its Secunda Operations (the Secunda Operations) to be regulated under alternative load-based emissions standards from 1 April 2025 onwards. On 5 April 2024, the Minister of Forestry, Fisheries and the Environment (the Minister) issued her decision on appeal permitting that load-

based limits be applied from 1 April 2025 up to 31 March 2030.

The Secunda Operations’ revised atmospheric emissions license accordingly enables continued lawful operations from 1 April 2025 to 31 March 2030. The Minister’s decision does not expressly refuse or grant a load-based dispensation beyond 31 March 2030, although this has been requested by Sasol in our initial application and appeal. The implementation of the integrated roadmap, as a condition of the decision, is contingent on SO2 also being regulated on a load-based limit beyond 31 March 2030. In light of this open issue and the conditions of the Minister’s decision, a further dispensation will likely be required as available in law, the outcome of which cannot be guaranteed. Absent such a dispensation, Sasol may face non-compliance challenges.

Highveld Priority Area Air Quality Management Plan

Sasol instituted legal proceedings in the High Court, Gauteng division, Pretoria on 19 September 2025 against the Department of Forestry, Fisheries and Environment and others. The primary objective is to obtain regulatory clarity on whether the 40% target in the Highveld Priority Area (HPA) Air Quality Management Plan (AQMP) is an industry wide target (i.e. which each impacted industry emitter must collectively contribute towards), or whether it is a reduction target (i.e. that is binding on each individual emitter and to be achieved by 2030). In the event of the court finding that the 40% is a binding target on individual emitters, Sasol will seek a review and setting aside of the HPA as alternative relief. The legal process is ongoing.

Legal review of NERSA Maximum Gas Price (MGP)

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

In December 2021, the Industrial Gas Users Association of Southern Africa launched a legal review application to overturn the NERSA 2021 MGP decision. Both NERSA and Sasol Gas opposed the application. On 20 June 2024, the High Court handed down its decision to grant the review application. In its order the court overturned the 2021 NERSA MGP Decision and remitted the matter back to NERSA to take a new MGP decision. On 02 June 2025 Sasol Gas was granted leave to appeal the decision to the SCA. The appeal will now proceed to the SCA at a date yet to be determined by the court. An adverse outcome in this matter may lead to further retrospective liability for Sasol Gas.

Alleged Gas Pricing Conduct Complaints to Competition Commission

During 2022, certain customers of Sasol Gas submitted complaints to the Competition Commission (the Competition Commission) relating to alleged pricing conduct prohibited by the South African Competition Act, 1998 (Act No 89 of 1998).

In response to this investigation, Sasol Gas in September 2022 launched a legal review application, to clarify the jurisdiction of NERSA and the competition authorities respectively, insofar as it relates to gas prices that are regulated under the Gas Act. After this application was dismissed by the Competition Appeal Court (CAC), Sasol Gas sought to appeal the decision to the CC. The CC refused leave to appeal on the basis of lack of reasonable prospects of success.

In July 2023 the Competition Commission made a referral of the complaints to the Competition Tribunal. Following the decision by the CC, the referral by the Commission of the price complaints will proceed before the Competition Tribunal. The pleadings in the matter have closed and Sasol Gas is preparing for the hearing of the matter, the date of which has not been determined yet. An adverse outcome in the referral before the Competition Tribunal may result in possible fines and other sanctions against Sasol Gas. The litigation remains ongoing, and the outcome thereof cannot be predicted.

Gas Price Regulation in terms of the Gas Act 48 of 2001

In accordance with the NERSA gas price regulation authority in terms of the Gas Act, Sasol Gas periodically applies for MGP approval by NERSA in accordance with the applicable MGP Methodology adopted by NERSA from time to time. The most recent methodology is the MGP Methodology adopted by NERSA in January 2023. On 27 August 2026 NERSA took a decision on the Sasol Gas MGP application for the 2027 to 2030 financial years. In terms of this decision NERSA approved an MGP and quarterly adjustment method that will apply for the 2027 to 2028 financial years and deferred its decision on the 2029 to 2030 financial years MGP. This deferral is subject to the completion of a competition adequacy assessment by NERSA as contemplated in section 21(1)(p) of the Gas Act. NERSA will take its decision on the 2029 to 2030 financial years MGP pursuant to the Sasol Gas application after the completion of the competition assessment. Until the completion by NERSA of these processes, the ultimate outcome of the NERSA MGP decision for the 2029 to 2030 financial years cannot be predicted with certainty.

Gas Act Amendment Bill

The Gas Act Amendment Bill was gazetted on 13 April 2021 but has not proceeded through the South African Parliament. The ultimate effect of the proposed amendments to the Gas Act on our sales and our financial condition cannot be determined at this time.

Cyanide pricing investigations

On 13 February 2023, the South African Competition Commission advised Sasol that a complaint had been lodged against Sasol, alleging excessive, exclusionary price increases and constructive refusal to supply arising from price increases for liquid sodium cyanide implemented by Sasol from around June 2021. In December 2025 the Commission advised Sasol that it had completed its investigation and requested Sasol to consider settlement. Sasol rejected this. In June 2026, despite the indication that the investigation had been completed, the Commission requested further information as part of its investigation. Sasol responded advising that the Commission had strayed beyond the scope of the complaint and that Sasol was therefore unable to respond.

Sasol Oil (Pty) Ltd / SFT Energy (Pty) Ltd Claims

Sasol Oil was party to an agreement for the supply of various liquid fuel product grades with SFT Energy. The duration of the agreement was 6 months, from July 2023 to December 2023. SFT launched two claims against Sasol: first, alleging a breach of Sasol Oil’s obligations to supply a particular volume of Diesel to SFT Energy for the duration of the agreement (Claim 1), and second, alleging that Sasol Oil acted wrongfully, unlawfully and maliciously in the pursuit of liquidation proceedings against SFT Energy (Claim 2).

In Claim 1, SFT Energy alleges that Sasol Oil breached the agreement in that it did not meet the Diesel orders as placed under the agreement and that Sasol Oil failed to notify SFT Energy of the events which resulted in Sasol Oil’s inability to supply the Diesel as required in terms of the agreement.

Based on the alleged breach of the supply agreement SFT Energy is claiming damages of R1,2 billion (plus interest from date of the summons). The claims relate to amongst others, loss of sales and claims of loss of financial facilities by SFT Energy. Sasol Oil is defending the claim.

On 12 August 2025 a summons for Claim 2 was served on Sasol Oil in connection with which SFT Energy is claiming damages of R2,2 billion (plus interest from the date of summons). In terms of the supply agreement between the Parties SFT Energy was indebted to Sasol Oil for the purchase of certain liquid fuel products. SFT Energy failed to make payment and Sasol Oil claimed on guarantees and insurance that were in place as security. The provider of the insurance pursued liquidation proceedings against SFT Energy, on a subrogated basis, in Sasol Oil’s name, flowing from the losses that it incurred in paying Sasol Oil under the insurance provided for SFT Energy’s indebtedness. SFT Energy alleges that Sasol Oil acted wrongfully, unlawfully and maliciously in the pursuit of the liquidation proceedings. Sasol Oil is defending Claim 2 as well.

Both Claims 1 and 2 are now in the judicial process, the outcome of which cannot be predicted with certainty.

Litigation of Sasol Mining in four litigation matters relating to occupational diseases

A judgement by the CC in 2011 confirmed the right of employees in the mining industry who contracted certain occupational diseases to claim damages from their employers. Similar cases have also been threatened against participants in the coal sector of the mining industry. As a result, Sasol Mining is currently the defendant in four separate litigation matters.

The plaintiffs in the first matter involving 22 individual cases though not a class action, allege that they contracted coal-dust-related lung diseases, while in Sasol Mining’s employment. Two plaintiffs passed on after the matter commenced and their claims were subsequently withdrawn. The plaintiffs allege that they were exposed to harmful quantities of coal dust while working underground for Sasol Mining and that the company allegedly failed to comply with certain sections of the Mine Health and Safety Act (including certain regulations issued in relation to the Mine Health and Safety Act) and allegedly failed to take effective measures to reduce the exposure of mine workers to coal dust. The plaintiffs allege that all of the above increased the risk for workers to contract coal-dust-related lung diseases.

The plaintiffs seek compensation for damages relating to past and future medical costs and loss of income amounting to R67,7 million in total. Sasol Mining is defending the claims.

As the trial has not yet commenced and a response from the plaintiffs to Sasol’s request for further particulars is still being awaited, it is not possible at this stage to estimate the likelihood that the plaintiffs will succeed with their claim and if successful, the quantum of damages that the court would award. Therefore, no provision has been raised as of 30 June 2026.

The remaining three matters involve single plaintiffs and are also defended by Sasol Mining. In these two matters the legal process is also ongoing, and trials have not commenced.

Criminal proceeding under the National Environmental Management Act 108 of 1998, the National Environmental Management: Waste Act and the National Water Act against SSA

Following the conclusion of a criminal investigation initiated in April 2021 and conducted by the Environmental Management Inspectorate, summons instituting criminal proceedings by the National Prosecuting Agency was served on Sasol South Africa Limited (SSA) citing the company as the accused.

The company was charged with five counts relating to alleged contraventions by the Secunda Operations of the National Environmental Management Act 108 of 1998 and the National Environmental Management: Waste Act, 59 of 2008 and the National Water Act, 36 of 1998. On 25 July 2024, Sasol was presented with an amended charge sheet in which one charge was added and two of the previous charges were removed.

On 15 July 2025, the State withdrew all the charges against the Company. However, the State can reinstitute the criminal prosecution on the same charges at its discretion. Currently there is no longer any pending prosecution against Sasol in respect of these charges, but the investigation of the matter by the authorities still continues. There is therefore a possibility that Sasol may be prosecuted again in the future.

Environmental obligation

Sasol’s environmental obligation accrued at 30 June 2026 was R14 504 million compared to R14 112 million at 30 June 2025. Due to uncertainties regarding future costs, the potential loss in excess of the amount accrued cannot be reasonably determined.

Regulation

The South African government has, over the past 26 years, introduced a legislative and policy regime with the imperative of redressing historical social and economic inequalities, as stated in the Constitution of the Republic of South Africa 1996 (the Constitution). This is being done by way of the empowerment of historically disadvantaged South Africans (HDSAs) in the areas of ownership, management and control, employment equity, skills development, procurement, enterprise development and socio-economic development.

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

Empowerment of HDSAs

Black Economic Empowerment policies and legislation

B-BBEE Act

Sasol is well aligned with the economic transformation and sustainable development objectives embodied in the South African legislative and regulatory framework governing B-BBEE. The key elements of this framework are the B-BBEE Act and the Codes of Good Practice for B-BBEE issued by the Minister of Trade and Industry in connection with the B-BBEE Act (the Codes). This includes the Charters (i.e. the Mining Charter) and Liquid Fuels Charter (LFC) adopted by the various sectors within which Sasol operates businesses and compliance is measured in the related scorecards.

Our most recent certification in connection with this legislation, issued in September 2024, for Sasol Limited is level 2, the same as in the previous year and SSA puts us at an improved contributor status of level 1. This improved contributor level makes Sasol a more attractive supplier of products to our customers in South Africa because the contributor level of their suppliers impacts the B-BBEE contributor status of such customers.

Sasol Khanyisa transaction

In phases from March 2018, Sasol implemented Sasol Khanyisa, a new B-BBEE ownership transaction which was structured to comply with the revised B-BBEE legislation in South Africa when the Sasol Inzalo transaction came to an end in 2018. By implementing the Sasol Khanyisa transaction, the Company sought to ensure ongoing and sustainable B-BBEE ownership credentials.

The accounting recognition and measurement principles applied to the Sasol Khanyisa transaction are the same as those applied to the Sasol Inzalo transaction, as the substance of both transactions was the same. Based on the underlying assumptions made by Sasol, the total IFRS 2 charge associated with Sasol Khanyisa is R6,5 billion over the life of the transaction; to date R6,4 billion has been recognised. The only unvested portion of the transaction relates to the employee share ownership plan.

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

The Mining Charter

The Mining Charter requires mining companies to meet various criteria intended to promote meaningful participation in the industry of HDSAs. These criteria include ownership, inclusive procurement, supplier and enterprise development, human resource development, employment equity and miner community development. Various provisions including provisions relating inter alia to the distribution of BEE ownership, ownership requirements regarding existing mining rights and the provision that a mining right holder who does not comply with the ownership criteria and falls between levels 6 and 8 of the Mining Charter scorecard shall be in breach of the Mineral and Petroleum Resources Development Act, 28 of 2002, have been set aside by the High Court pursuant to a legal challenge of various aspects of the Mining Charter.

The Upstream Petroleum Resources Development Act 23 of 2024

On 26 October 2023, the Upstream Petroleum Resources Development Bill was passed by the South African National Assembly (the National Assembly). Among key changes incorporated into the Bill were (a) 20% interest in exploration or production operations being allocated to the state free of payment and (b) a change to the licensing regime with exploration, which under the Bill is now regarded as part of the production period.

The Bill did not feature any fiscal provisions and a “Money Bill” is expected to be issued in the future by the National Treasury. The Upstream Petroleum Resources Development Act 23 of 2024 was finally assented to by the President on 25 October 2024. In terms of South African law, an act will only come into effect on a date to be fixed by the President by further proclamation in the Government Gazette which is likely to only occur after the regulations are finalised. The regulations were published on 14 April 2025 and are currently subject to a public consultation period. There is no estimated timeline for the finalisation of the consultation period.

Mineral and Petroleum Resources Development Act 28 of 2002

Sasol Mining is the holder of mining rights granted in terms of the provisions of the MPRDA.

The Department of Mineral and Petroleum Resources (DMPR) gazetted a draft Mineral Resources Development Bill (the MRD) on 25 May 2025 to amend the Mineral and Petroleum Resources Development Act. In addition to removing the references to Petroleum from the MPRDA to bring the MPRDA in line with the Upstream Petroleum Resources Development Act 23 of 2024, the MRD inter alia also contains amendments aimed at clarifying and streamlining the relationship between the MPRDA and the National Environmental Management Act 107 of 1998. Furthermore, the proposed amendments contained in the MRD substantially expand the authority of the Minister and introduce mandatory beneficiation requirements, transformation objectives, and transfer approvals, while introducing stricter consultation requirements and enhanced penalties.

Sasol Mining is carefully considering all the iterations of the MRD and participates directly, or through its membership of the Minerals Council, in the public commentary process relating to the MRD.

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

The DMPR in concurrence with the Department of Trade and Industry initiated a process to establish a sector charter (the Petroleum and Liquid Fuels Sector Charter) to supersede the LFC in connection with section 12 of the B-BBEE Act. While this process may impact on the B-BBEE obligations of Sasol’s businesses in the South African energy industry, the timing of completion, the outcome and potential effects of this process on Sasol cannot be assessed at this time.

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

Environmental regulation

The South African Constitution contains the underlying right to an environment which is not harmful to health or well-being of people which right must be given effect to by environmental legislation The South African National Environmental Management Act, 107 of 1998 is therefore the framework act which primarily aims to give effect to the Constitutional environmental right. It also underpins specific environmental management acts, such as the National Environmental Management: Waste Act, 59 of 2008, the National Water Act, 36 of 1998, and the National Environmental Management: Air Quality Act, 39 of 2004 which all, in turn, regulate specific environmental media and the associated regulation of potential impacts on such media. The National Environmental Management: Waste Act specifically regulates the process for the management and remediation of contaminated land. These Acts also provide for enforcement mechanisms as well as provisions for the imposition of criminal sanction. These also apply to mining activities.

Apart from South Africa’s international GHG commitments, the Climate Change Bill was signed into law on 18 July 2024 and published as the Climate Change Act, 22 of 2024. The Act came into effect on 17 March 2025, save for the operative sections regarding carbon budgets yet to be proclaimed. The effective date for mandatory carbon budgets was expressly deferred to a later, unspecified date pending the publication of implementing regulations. An entity to which a carbon budget has been allocated must prepare and submit to the Minister, for approval, a GHG mitigation plan. Until the final regulations for carbon budgets are published, Sasol will continue to submit progress reports on its pollution prevention plans (mitigation plans) in terms of the National Pollution Prevention Plan Regulations (the Pollution Prevention Regulations) referred to below, which in the interim serve as the applicable regulations.

Sasol continues to engage with the government on the imposition of mandatory carbon budgets. Sasol’s engagement focuses on the need for the alignment of mitigation instruments in an effort to create long-term policy and regulatory certainty. Although not mandatory, Sasol participated in the first and second phase of the carbon budget process and received and agreed to its allocated carbon budget, which was in place until the end of calendar year 2025, pending implementation of the mandatory carbon budget and mitigation plan provisions. The National Greenhouse Gas Emission Reporting Regulations and the Pollution Prevention Regulations were promulgated in April and June 2017 respectively and subsequently revised. Sasol continues to submit its GHG data annually.

The Carbon Tax Act, 15 of 2019 was signed into law in May 2019 and came into effect on 1 June 2019. The Act imposes a tax on companies that operate facilities that emit GHGs at or above applicable carbon tax thresholds. National Treasury undertook a process to increase the carbon tax rates (as per the 2022 National Budget) culminating in higher tax rates for 2026 to 2030.

For further information refer to “Item 3.D—Risk Factors-Risks related to our sustainability”.

Hazardous substances

Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and mixtures are provided for in various South African laws, regulations and incorporated standards on the use, handling (including classification and labelling), storage and transport and preparation of such substances. These laws, regulations and standards are aligning with international commitments on safe chemicals management, including the GHS. Primary laws in this regard include the Hazardous Substances Act 15 of 1973 (the Chemicals Act) and the Hazardous Chemicals Agent Regulations under the Occupational Health and Safety Act 85 of 1993.

The Occupational Health and Safety Act 85 of 1993 is the overarching act that provides for the health and safety of persons at work and in connection with the use of plants and machinery. Sasol is subject to this act as an employer and by virtue of the nature of its operations including the operation of plants and machinery.

For information regarding our challenges associated with these regulatory requirements refer to “Item 3.D—Risk factors”.

European Operations

In Germany, Italy and Slovakia, we operate a number of plants and facilities for the manufacture, storage, processing and transportation of chemical feedstock, products and waste. These operations are subject to numerous laws, regulations and ordinances relating to safety, health and the protection of the environment, and non-compliance with these laws, regulations and ordinances could lead to a material adverse impact on Sasol’s ability to operate in these countries. In order to minimise the impact of current and future regulations on our European operation, we anticipate continuing to respond to the regulatory environment through existing systems and control technologies as well as through efficiency and control technology reviews and improvement opportunities where appropriate.

Hazardous substances

Provisions for the protection of humans and the environment against the harmful effects of hazardous substances and preparations are provided in the Chemicals Act, and related ordinances on the prohibition of certain chemicals and hazardous incidents. All hazardous substances are subject to the requirements of the EU REACH Regulations, including registration and notification obligations that must be met before these substances can be brought onto the market. Hazardous substances and mixtures must be classified, labelled and packed in accordance with the EU classification, labelling and packaging regulation. Further regulations prohibiting and limiting manufacture, marketing and use also apply.

United States

In the US, we operate a number of plants and facilities for the storage and processing of chemical feedstock products. Sasol’s US operations are subject to numerous laws, regulations and ordinances relating to safety, health and the protection of the environment, and non-compliance with these laws, regulations and ordinances could lead to a material adverse impact on Sasol’s ability to operate in the US. Climate change policy continues to be developed at the federal and state level, and to some extent, through the judicial system. Our operations in the US are regulated at the federal, state, and local level relating to health, safety, the environment, and community impact. In the US, we anticipate continuing to respond to the regulatory environment through existing systems and control technologies as well as through efficiency and control technology reviews and improvement opportunities where appropriate.

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

Mozambique

A National Environmental Policy (Resolution 5/1995, of 3 August) is the government document outlining the priorities for environmental management and sustainable development in Mozambique, including the required legal framework. The Environmental Law (Law 20/1997, of 1 October as amended by Law 16/2014, of 20 June) and its respective regulations, namely the Regulations on Environmental Impact Assessment (Decree 54/2015 of 31 December) and the Environmental Regulations for Petroleum Operations (Decree 56/2010 of 22 November) provides a legal framework for the use and correct management of the environment and its components.

The Petroleum Law (Law 21/2014, of 18 August) and the Petroleum Operations Regulations (Decree 34/2015, of 31 December, as amended by Decree 48/2018 of 8 August) require holders of exploration and production rights to conduct petroleum operations in compliance with environmental and other applicable legislation. The law makes provision for compensation to be paid under general legislation by the holder of a right to conduct petroleum operations to persons whose assets are damaged by such operations. The law establishes strict liability for the holder of the right who causes environmental damage or pollution. These laws and regulations, including the strict liability requirement for environmental damage or pollution could have a material adverse effect on our operations in Mozambique.

Other countries

In a number of other countries, we are engaged in various activities that are impacted by local and international laws, regulations and treaties. In China and other countries, we operate plants and facilities for the storage, processing and transportation of chemical substances, including feedstock, products and waste. In the United Arab Emirates, and other countries, we are involved, or are in the process of becoming involved, in exploration, extraction, processing or storage and transportation activities in connection with feedstock, products and waste relating to oil and natural gas, petroleum and chemical substances.

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

Sasol South Africa Limited, a subsidiary of Sasol Limited and a company incorporated in South Africa, primarily holds our operations located in South Africa. A number of other subsidiaries incorporated in South Africa, including Sasol Oil (Pty) Ltd, Sasol Mining Holdings (Pty) Ltd, Sasol Gas (Pty) Ltd, Sasol

Middle East and India (Pty) Ltd, Sasol New Energy Holdings (Pty) Ltd and Sasol Africa (Pty) Ltd, also hold our interests in operations in South Africa, other parts of Africa and the Middle East. Sasol Financing Limited and Sasol Financing International Limited, responsible for the management of debt, cash resources and investments, are wholly owned and incorporated in South Africa. Our wholly owned subsidiary, Sasol Investment Company (Pty) Ltd, a company incorporated in South Africa, primarily holds our interests in Sasol group companies incorporated outside of South Africa, including Sasol European Holdings Limited (United Kingdom), Sasol (USA) Corporation (United States), Sasol Holdings (Asia Pacific) (Pty) Ltd

(South Africa), Sasol Holdings (USA) (Pty) Ltd (South Africa), Sasol Chemical Holdings International (Pty) Ltd (South Africa) and their respective subsidiaries.

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

Our Mining segment operates six collieries for the supply of coal to the Secunda Operations and Sasolburg Operations (utility coal only). The annual production of each colliery, the primary market to which it supplies coal and the location of each colliery are indicated in the table below:

			Nominated
			capacity	Production (Mt)(3)
Colliery	Location	Market	per year (Mt)(2)	2026	2025	2024
Bosjesspruit	Secunda	Secunda Operations	5,7	4,4	4,1	5,0
Impumelelo	Secunda	Secunda Operations	5,0	3,5	3,8	4,3
Shondoni	Secunda	Secunda Operations	5,4	5,2	5,6	5,8
Syferfontein	Secunda	Secunda Operations	9,7	8,8	8,4	7,9
Twistdraai Thubelisha	Secunda	Secunda operations (1)	9,0	7,4	7,5	8,1
Sigma: Mooikraal	Sasolburg	Sasolburg Operations	1,2	1,0	1,0	1,2
				30,3	30,4	32,3
Production tons per section per shift including off-shift production (4) (t/sect)				890	931	983
(1)	The primary product from the Sasol Destoning Plant is sent to Secunda Operations.
(2)	The nominated capacity of the mines is the expected production of that mine and does not represent the total maximum capacity of the mine.
(3)	Production excludes externally purchased coal.
(4)	Off-shift production is a legally permitted, voluntary shift system allowing mine workers to produce coal on their non-working shifts. This shift system provides the mine with a flexibility option to catch up on production shortfalls. The mine workers are remunerated for this production on a cost per ton basis.

Processing operations

Coal Destoning Business—Secunda Operations.

In 2025, the Twistdraai Export Plant underwent a conversion to a destoning plant to support Secunda Operations with coal from Twistdraai Thubelisha. The Sasol Destoning Plant (SDP) was officially commissioned in second quarter of the 2026 financial year with a design throughput of 10,5 Mt per annum. Sasol Mining retained its 4,2% shareholding in Richards Bay Terminal and is leasing the associated rail entitlement to external parties.

All run-of-mine coal from Twistdraai Thubelisha is transported via a network of overland conveyor belts to the SDP. A portion of the coal from Bosjesspruit Colliery, is trucked into the Thubelisha throw out area and loaded on the same conveyor belt. Following beneficiation in the SDP, the coal is transferred to the Sasol Coal Supply facility for blending prior to delivery to Secunda Operations.

Sasol Coal Supply—Secunda Operations.

Sasol Coal Supply operates the coal handling facility between our Mining segment and Secunda Operations by stacking and blending coal on six live stockpiles. The overland conveyors from the mining operations to the coal handling facility are, in total, approximately 120 kilometres (km) long and also form part of the Sasol Coal Supply operation.

The operation has a live stockpile capacity of 720 000 tons, which is turned over around 1,2 times per week. In addition, there is a targeted strategic stockpile capacity of approximately 2,0 Mt. Sasol Coal supply also handles the coal purchased from independent coal producers which supplements the coal supply from Sasol Mining. The objectives of this facility are:

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

The daily coal supply to Secunda Operations was approximately 100 000 tons for 2026.

Coal exploration techniques

Sasol Mining’s geology department employs several exploration techniques in assessing the geological risks associated with the exploitation of the coal deposits. These techniques are applied in a mutually supportive way to achieve an optimal geological model of the relevant coal seams, targeted for production purposes. The Highveld Coalfield is considered to be structurally complex when compared to the other coalfields in South Africa where mining activities take place. As a result, Sasol Mining bases its geological modelling on sufficient and varied geological information. This approach is utilised in order to achieve a high level of confidence and support to the production environment.

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

Directional drilling.

Directional drilling from surface to in-seam has been successfully applied for several years. A circular area with a radius of approximately 1,4 km of coal deposit can be covered by this method from one drill site. The main objective of this approach is to locate dolerite dykes and transgressive dolerite sills, as well as faults with displacements larger than the coal seam thickness. During the course of the year, Sasol added a fourth rig to our fleet to further aid geological interpretation.

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

Secunda Operations

The coal supplied to Secunda Operations is the raw coal mined from the four collieries supplemented by the primary product from the destoning plant. The feed to the destoning plant is supplied mainly by Twistdraai Thubelisha Colliery, with a small portion of Bosjesspruit Colliery also being fed. The destoning plant is also fed with external coal purchases to supplement the Secunda Operations demand.

Extensive geological exploration has been carried out in the coal resource areas. Further exploration is undertaken to update and refine the geological models. This allows for accurate forecasting of geological conditions and coal qualities, and also effective planning and utilisation of coal reserves.

Computation and storage of geological information

Geological information is stored in the acQuire database. Regular data validation and quality checking is conducted through several in-house methods. Data modelling is conducted by manual interpretation and computer-derived geological models, using the Minex 6.6.2 edition of the GEOVIA/ MINEX software. Reserves and composite qualities are computed using established and recognised geo-statistical techniques.

General stratigraphy

The principal coal horizon, the Number 4 Lower Coal Seam (C4L Seam), provides some 95,50% (2025—95,60%) of the total proved and probable reserves. The C4L Seam is one of six coal horizons occurring in the Vryheid Formation of the Karoo Supergroup, a permo-carboniferous aged, primarily sedimentary sequence. The coal seams are numbered from the oldest to the youngest from bottom up.

The C4L Seam is a sub-bituminous hard coal, characterised by the following borehole statistics as of 31 March 2026:

●	the depth to the base of the seam ranges from 40 m to 241 m with an average depth of 135 m below the surface topography. All the current mining done on this seam is underground;
●	the floor of the seam dips gradually from north to south at approximately 0,5 degrees;
●	the thickness of the seam varies in a range up to 10 m with a weighted average thickness of 3,7 m. In general, thinner coal is found to the south and thicker coal to the west adjacent to the Pre-Karoo basement palaeohighs:
●	the inherent ash content (air dried basis) is an average 27,86%;
●	the volatile matter content is tightly clustered around a mean of 22,70% (air dried); and
●	the total sulphur content (air dried), which primarily consists of mineral sulphur in the form of pyrite and minor amounts of organic sulphur, averages 1,04% of the total mass of the coal.

The other potential coal seam is:

The Number 2 Coal Seam located in Block 2 South, which has been included in our resource base, as a probable reserve.

Reserve estimation (remaining reserves at 31 March 2026)

We have approximately 3,0 billion tons (Bt) (2025—3,1 Bt) of gross in situ proved and probable coal reserves in the Secunda Deposit and approximately 0,99 Bt (2025—1,0 Bt) of recoverable reserves. The coal reserve estimations are set out in Table 1 that follows. Reported reserves will be converted into synthetic oil reserves, except for reserves which will be used for utilities in Secunda Operations. The reserve disclosure in this section includes our Mining segment’s total coal resources and reserves available for mining operations in Secunda. These reserves have not been adjusted for the synthetic oil reserves reported in the Supplemental Oil and Gas information. The different reserve areas are depicted on the map on page M-1, as well as whether a specific reserve area has been assigned to a specific mine.

The coal reserve estimations in this table were compiled under supervision of Mr. Viren Deonarain who is considered a Qualified Person and employed as Head of Geology for Sasol Mining The “South African Code for Reporting of Minerals Resources and Minerals Reserves (The SAMREC Code 2007 edition)” dealing with competence and responsibility, paragraph 7, states Documentation detailing Exploration Results, Mineral Resources and Mineral reserves from which a Public Report is prepared, must be prepared by, or under the direction of, and signed by a Qualified Person. Paragraph 9 states: A ‘Qualified Person’ is a person who is registered with SACNASP, ECSA or PLATO, or is a Member or Fellow of the SAIMM, the GSS or a Recognised Overseas Professional organisation. The Qualified Person must comply with the provisions of the relevant promulgated acts. The reserves and resources modelling process and geological models were audited by an independent consultancy, SRK Consulting, in August 2025. The audit verified that the geological models, reserves and resources estimates were fair reflection of the data on which they were based and conformed to SEC required reporting standards.

The latest coal resource/reserve estimations were determined by following the same process. The estimation of the proved reserves is compliant with the definition and guidelines as stated in the modernised SEC Regulation S-K subpart 1300.

The following internal controls are used in the exploration and mineral reserve estimation:

●	The Resources and Reserves document is compiled for approval by the Sasol Mining Board. Before submission, the Vice President (VP) Integration and Mine Deployment, performs a high-level reasonableness review (sense check) to ensure the detailed process was followed. This process includes a mass balance reconciliation.
●	The VP Integration and Mine Deployment checks the reconciliation of Form 20-F information provided in Table 4 of the Synthetic Oil section of the Supplemental Oil and Gas information to confirm that the information disclosed for the most recently closed financial year is accurate, complete and consistent with the Sasol Mining Board Approved Resource and Reserve Statement and only includes coal to liquid resources and reserves.

Those involved in the reserves and resources estimation process are sufficiently qualified. The Head of Coal Geology signs off on the process and is classified as a Competent Person as defined by the South African Council for Natural and Scientific Professionals.

Table 1.

Coal reserve estimations(1) as at 31 March 2026, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in connection with the MPRDA.

	Gross in		Mine
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated		Ave Rom	Ave Sales
	resource(1)	discount	losses	rate	reserves(2)	yield(3)	Proved/	Cash Cost	Cost
Reserve area	(Mt)(4)	(Mt)(4)	(Mt)(4)	(%)	(Mt)(4)	(%)	probable	(R/t)	(R/t)
Shondoni colliery, number 4 seam	285	53	40	49	121	100	Proved	600	873
Bosjesspruit colliery	81	5	51	59	23	100	Proved	600	873
Bosjesspruit colliery	38	2	9	45	0	0	Probable	600	873
Syferfontein colliery	346	58	82	61	124	100	Proved	600	873
Alexander Block	498	100	74	46	107	100	Proved	600	873
Alexander Block	—	—	—	—	16	100	Probable	600	873
Twistdraai Thubelisha colliery	487	92	48	51	195	P69	Proved	600	873
Impumelelo, Block 2, number 4 seam	641	96	83	49	189	100	Proved	600	873
Block 2 South, number 4 seam	363	98	49	54	123	100	Probable	600	873
Block 2 South, number 2 seam	133	36	18	54	45	100	Probable	600	873
Block 3 South	141	38	19	57	52	100	Probable	600	873
Total Secunda area	3 013				995

Table 2.

Coal reserve estimations(1) as at 31 March 2026, in the Sasolburg area where Sasol Mining has converted mining rights (signed on 29 March 2010) in connection with the MPRDA.

								Ave
	Gross in		Mine					Rom	Ave
	situ coal	Geological	layout	Extraction	Recoverable	Beneficiated		Cash	Sales
	resource(1)	discount	losses	rate	reserves(2)	yield(3)	Proved/	Cost	Cost
Reserve area	(Mt)(4)	(Mt)(4)	(Mt)(4)	(%)	(Mt)(4)	(%)	probable	(R/t)	(R/t)
Sigma Mooikraal	150	13	34	52	18	100	Proved	828	976
Total Mooikraal area	150				18
(1)	The gross in situ coal resource is an estimate of the coal tonnage, contained in the full coal seam above the minimum thickness cut off and relevant coal quality cut off parameters. No loss factors are applied and seam height does not include external dilution or contamination material.
(2)	The recoverable coal reserve is an estimate of the expected recovery of the mines in these areas and is determined by the subtraction of losses due to geological and mining factors and the addition of dilatants such as moisture and contamination.
(3)	The P% refers to the destoned product yield from the recoverable coal reserve, which will be supplied to the Secunda Operations factory. The balance of this is discard material.
(4)	Mt refers to 1 million tons. Reference is made of tons, each of which equals 1 000 kilograms, approximately 2 205 pounds or 1 102 short tons.

Table 3.

Coal qualities, on an air-dry basis, in respective coal reserve areas, where Mining has converted mining rights in respect of the Secunda mining complex in connection with the MPRDA.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(air dry)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(air dry
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Shondoni colliery	Wet	4,3	n/a	Assigned	Steam	20,3	1,0
Bosjesspruit colliery	Wet	3,9	n/a	Assigned	Steam	19,1	0,8
Syferfontein colliery	Wet	4,7	n/a	Assigned	Steam	22,6	0,9
Twistdraai Thubelisha colliery	Wet	4,4	n/a	Assigned	Steam	20,7	1,1
Impumelelo, Block 2, number 4 seam	Wet	3,7	n/a	Assigned	Steam	19,1	1,3
Alexander Block	Wet	4,5	n/a	Unassigned	Steam	21,6	0,8
Block 2 South, number 4 seam	Wet	4,1	n/a	Unassigned	Steam	18,2	1,2
Block 2 South, number 2 seam	Wet	3,6	n/a	Unassigned	Steam	17,6	0,7
Block 3 South	Wet	3,6	n/a	Unassigned	Steam	22,7	0,7

Table 4.

Coal qualities, on an as received basis, in respective coal reserve areas, where Mining has converted mining rights in the Secunda mining complex in connection with of the MPRDA.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(as received)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(as received
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Shondoni colliery	Wet	4,3	3,0	Assigned	Steam	19,7	0,9
Bosjesspruit colliery	Wet	3,9	4,0	Assigned	Steam	18,3	0,8
Syferfontein colliery	Wet	4,7	4,3	Assigned	Steam	21,6	0,9
Twistdraai Thubelisha colliery	Wet	4,4	4,7	Assigned	Steam	19,8	1,1
Impumelelo, Block 2, number 4 seam	Wet	3,7	4,0	Assigned	Steam	18,4	1,2
Alexander Block	Wet	4,5	4,5	Unassigned	Steam	20,6	0,8
Block 2 South, number 4 seam	Wet	4,1	3,1	Unassigned	Steam	17,6	1,1
Block 2 South, number 2 seam	Wet	3,6	2,7	Unassigned	Steam	17,1	0,7
Block 3 South	Wet	3,6	3,6	Unassigned	Steam	21,8	0,7

Table 5.

Coal qualities, on an air-dry basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in respect of the Sasolburg area in connection with the MPRDA.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(air dry)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(air dry
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Sigma: Mooikraal	Wet	3,8	n/a	Assigned	Steam	19,7	0,6

Table 6.

Coal qualities, on an as received basis, in respective coal reserve areas, where Sasol Mining has converted mining rights in the Sasolburg area in connection with the MPRDA.

		Average	Average			Heat
		Inherent	Superficial			Value
		Moisture	Moisture		Steam/	(as received)	Sulphur
	Wet/dry	Content	Content	Assigned/	metallurgical	basis	(as received
Reserve area	tons	(%)	(%)	unassigned	coal	MJ/kg	basis)
Sigma: Mooikraal	Wet	3,8	4,0	Assigned	Steam	18,9	0,5

Table 7.

Coal resource estimations (1) as at 31 March 2026, in the Secunda area where we have converted mining rights (signed on 29 March 2010) in terms of the MPRDA.

			Heat	Average
			Value	Inherent		Volatile
		Gross in situ	(air dry	Moisture	Sulphur	Matter
	Resource	Coal Resources	basis)	Content	(air dry basis)	(air dry basis)
Reserve block	classifications	(mt)	MJ/kg	%	%	%
Shondoni Colliery C2	Indicated	61	17,7	3,4	1,3	22,8
Impumelelo C2	Indicated	383	20,5	3,3	0,8	20,5

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

Legal rights on coalfields

Sasol Mining is the holder of prospecting and mining rights for coal in Mpumalanga and one mining right in the Free State. These prospecting and mining rights are granted by the state acting as custodian of South Africa’s mineral and petroleum resources in accordance with the provisions of MPRDA as amended.

In respect of Mpumalanga, Sasol Mining holds three mining rights for coal situated within the Bethal, Secunda, Highveld Ridge, Balfour and Standerton magisterial districts with DMPR reference numbers MP 30/5/1/2/2/138 MR, MP30/5/1/2/2/10096 MR and MP30/5/1/2/2/10125 MR respectively. The current mining rights are still valid for periods between 11 and 14 years and may be renewed upon application to the DMPR for further periods each of which may not exceed 30 years at a time, allowing Sasol Mining to provide a continuous and steady coal supply to Secunda Operations, which beneficiates the coal into higher value and in most cases, end-line products. The bulk of Sasol Mining’s operations in Secunda falls within the Secunda Complex 138 MR mining right, which was converted from old order mining licences. The 138 MR mining right has since its conversion to a new order mining right been amended to include various properties held under prospecting and mining rights which were either applied for and granted by the

DMPR or were acquired from third parties and ceded to Sasol Mining. The 10096 MR mining right which Sasol Mining refers to as its Block IV mining right was granted in 2017 and the 10125 MR mining right referred to as Alexander was granted by the DMPR in 2018 and ceded to Sasol Mining during the same year.

Gas

Our natural oil and gas operations are managed by our regional operations and asset services as part of the Gas segment. As of 30 June 2026, we held equity in two producing assets with proved reserves in Mozambique. We also have equity in exploration licences in Mozambique and South Africa.

In the narrative sections below, unless stated otherwise, all quantitative statements refer to gross figures. The tabular information which follows the narrative provides:

●	total gross and net developed and undeveloped acreage of our natural oil and gas assets and exploration licences by geographic area, at 30 June 2026;
●	the number of net natural oil and gas wells completed in each of the last three years and the number of wells being drilled, at 30 June 2026;
●	capitalised natural oil and gas exploratory well costs at the end of the last three years and information about the continued capitalisation of natural oil and gas exploratory well costs, at 30 June 2026;
●	details about the production capacity of our natural oil and gas production facilities and the number of productive natural oil and gas wells, at 30 June 2026;
●	average sales prices and production costs, of natural oil and gas, for the last three years; and
●	production quantity information, for the last three years.

The financial information in these sections has been prepared in accordance with IFRS in order to ensure consistency between this document and the financial statements.

Refer to the “Supplemental Oil and Gas Information” on pages G-1 to G-7 for:

●	costs incurred in natural oil and gas property acquisition, exploration and development activities, for the last three years;
●	capitalised costs relating to natural oil and gas activities, for the last three years;
●	the results of operations for natural oil and gas producing activities, for the last three years;
●	natural oil and gas proved reserves information, for the last three years;
●	standardised measures of discounted future net cash flows relating to natural oil and gas proved reserves, for the last three years; and
●	changes in the standardised measures of discounted future net cash flows relating to natural oil and gas proved reserves, for the last three years.

The maps on pages M-3 to M-4 show the location of our assets and exploration licences.

Mozambique

Licence terms

Development and production

In Mozambique, we have interests in two onshore assets, both are now producing, the PPA and the PSA, with both proved developed reserves. The first producing asset is the Pande-Temane PPA licence (301,1 thousand developed net acres). Our subsidiary Sasol Petroleum Temane Limitada, the operator, holds a 70% working interest in the PPA. The PPA expires in 2034 and carries two possible five-year extensions. There is no requirement to relinquish any acreage until the expiry of the PPA.

The second producing asset is the PSA licence (158,7 thousand undeveloped net acres and 225,4 thousand developed net acres) with oil and gas reservoirs contained in the Pande, Temane and Inhassoro fields. The PSA commenced production from the Temane G8 reservoir through two wells in May 2024 followed by an additional well in the Inhassoro G6 in March 2025 and the majority of the wells became fully operational with the Integrated Processing Facility (IPF) reaching beneficial operation in March 2026. Our subsidiary, Sasol Petroleum Mozambique Limitada (SPM), the operator, holds a 100% working interest in the PSA. Under the terms of the current PSA licence, Empresa Nacional de Hidrocarbonetos de Moçambique E.P. (ENH) as the licence holder is entitled to a profit share of production. The PSA field development plan amendment approval for Inhassoro, Temane and Pande was received on 29 September 2020 with a production period of 30 years expiring on 28 September 2050. There is no requirement to relinquish any acreage until the expiry of the individual development areas.

Exploration

We have an interest in one operated onshore licence, PT5-C. The onshore block PT5-C in the Pande-Temane Area originally covered an area 521,0 thousand undeveloped net acres. Our subsidiary, Sasol Mozambique PT5-C Limitada holds a 70% working interest, as operator, and ENH holds a 30% interest, carried through the pre-development period.

Following the discovery of gas in the Bonito-1 well G9 reservoir, a two-year appraisal plan was submitted to the regulator (INP) and approved in August 2023. The plan included drilling of an appraisal well (Bonito-2), which was drilled in the last quarter of the 2024 calendar year and successfully tested in the second quarter of the 2025 calendar year. The Bonito G9 two-year appraisal period was completed in August 2025, and the appraisal report submitted on 6 February 2026. Further to the submission of the appraisal report, Sasol submitted an application for the Bonito G9 five-year commercial assessment period, which was granted on 28 April 2026.

Following the discovery of gas in the Baobab-1 well G8 reservoir, a two-year appraisal plan was submitted to INP in December 2024. The appraisal plan remains under discussion.

The third exploration period commenced on 1 January 2025, having carried forward the drilling of Baobab-1 discretionary exploration well in the last quarter of calendar year 2024 to fulfil the minimum commitment, and expires on 31 December 2026. The current exploration license area including the Baobab and Bonito discovery areas is 369,2 thousand undeveloped net acres following 40% relinquishment to date.

Sasol intends to reduce its equity in the PT5-C license through a partial divestment of its current 70% interest. The objective is to attract a suitable partner to share the future capital and risks exposure associated with upcoming activities relating to development of the two gas discoveries (Bonito & Baobab). This process to select a suitable partner is underway.

Activities

Development and production

In the PPA licence, at 30 June 2026, well stock was 24 wells. Two wells were suspended due to integrity issues (Pande 17 and 20) and three wells (Pande 34, Pande 35 and Pande 36) commenced production.

The Junction Compression Project remains on track to achieve beneficial operation in calendar year 2026. Updated reservoir and production modelling has increased the project’s estimated impact from the previously reported 30 billion cubic feet (Bscf) to approximately 95 Bscf of undeveloped reserves expected to be converted to developed reserves. As this conversion is anticipated to occur in the fourth quarter of calendar year 2026, after the end of financial year, the associated volumes continue to be classified as undeveloped reserves at year-end and are expected to be reclassified as developed reserves upon successful commissioning and start-up of the project.

Under the PSA, following approval of the field development plan amendment in September 2020 and final investment decision (FID) in February 2021, work to deliver the field development scope (oil and gas wells and gathering system and integrated gas, oil and LPG processing facilities) commenced. The 3-D seismic data acquisition and processing over the Pande and Inhassoro fields was concluded in 2022. Drilling and workover activities commenced on 7 August 2021 using the rig contracted for an integrated drilling campaign, servicing the PPA, PT5-C and PSA licences. Two Temane wells commenced production in May 2024 and one Inhassoro well commenced production in March 2025 through the Initial Gas Facilities (IGF) that achieved beneficial operation in November 2023. The IPF reached “ready for commissioning” status in June 2025, “ready for operation” in November 2025 and beneficial operation in March 2026, together with six Inhassoro wells and one Temane well. Three Pande wells commenced production in November 2025, December 2025 and May 2026 respectively. Two Temane wells are shut in (meaning, that the wells are temporarily not producing, but can be brought back into activity), which are oil and gas wells as well as a water disposal well. The total project costs (since FID) are below the approved funding of US$760 million, with total field development spend as at 30 June 2026 amounting to US$679,1 million.

Capitalised exploratory well costs

At 30 June 2026, there were no exploratory well costs capitalised.

Facilities and productive wells

Natural gas and condensate are produced from the Pande-Temane PPA and PSA asset facilities, at the Central Processing Facility (CPF) and IPF on a site of approximately 1 302 200 square metres, located some 700 km north of Maputo, the capital of Mozambique. Production from the Temane and Pande fields is routed from production wells via infield flowlines and pipelines to the CPF and IPF (previously via IGF) respectively. The design capacity of the CPF and IPF is 491 million and 70 million standard cubic feet per day (MMScf/D) respectively of sales gas together with associated condensate.

At 30 June 2026, there were 24 productive wells in the Pande-Temane PPA asset. At 30 June 2026, there were 13 productive wells in the Pande-Temane PSA asset.

Delivery commitments

Gas produced from the Pande-Temane PPA asset, other than royalty gas provided to the Mozambican government, is supplied in accordance with long-term gas sales agreements (GSAs). The gas produced in accordance with GSA1, signed on 27 December 2002 and amended on 3 May 2022 (30-year contract term from 1 April 2004), and GSA2, signed on 10 December 2008 (20-year contract term from 1 January 2010), is sold by the PPA asset for use as part of the feedstock for our chemical and synthetic fuel operations and to the external market in South Africa, with a daily contract quantity equivalent to 118,8 PJ/a (107,76 bscf/a) and 27 PJ/a (24,49 bscf/a) for GSA1 and GSA2 respectively. There are four off-takers under the GSA3, which are 20-year contracts that supply gas to the Mozambique market. These satisfy a licence condition that a portion of gas produced is utilised in-country. The contracts are with Matola Gas Company S.A from 1 July 2014 for 8 PJ/a (7,26 bscf/a), ENH Kogas from 1 March 2013 for 6 PJ/a (5,44 bscf/a), Central Termica de Ressano Garcia S.A. from end February 2015 for 11 PJ/a (9,98 bscf/a) and ENH effective from 1 June 2015 for 2PJ/a (1,81 bscf/a).

Production from PPA proved reserves started declining in calendar 2024, when it was no longer possible to fully supply gas at historically contracted rates. PPA condensate is currently sold to Petróleos de Moçambique, S.A., which transports the condensate by truck from the CPF for export. The contract terminates on 30 June 2027 with a clause allowing for early termination.

For the PSA, a GSA is in place between SPM and ENH as joint sellers and Electricidade de Moçambique (EDM) as the buyer, signed on 31 May 2021. The buyer entered into a tolling arrangement for a gas-to-power project with an installed capacity of approximately 450 MW which is being constructed on a site at Temane. The Central Térmica de Temane (CTT) project will require 23 PJ/a natural gas for a 25-year period. Gas will be supplied to CTT via the IPF when the CTT project achieves commercial operation. The CTT project was originally anticipated to be completed ahead of the IPF but it has been subject to numerous delays, including due to poor weather conditions, civil unrest and EPC contractor termination. It is now envisaged that the CTT project will achieve commercial operation in the last quarter of calendar year 2027. The associated power transmission network has been completed. Current gas reserves for the PSA are limited to volumes needed to supply the CTT project up to March 2034.

We have a 15% equity shareholding in CTT. However, due to the confirmed deferral of the project schedule and a significant increase in capital costs, the investment had to be impaired.

The IPF also enables the production of LPG and light oil and condensate (LOC). LPG has been produced since beneficial operation and an estimated 30 000 tonnes/annum of LPG is planned to be produced from the PSA IPF for the next 25 years. In this regard, an LPG sales agreement was concluded between SPM, as the seller and ENH, as the buyer, dated 31 May 2021. 183,1 kilotonnes of LPG are regarded as proved developed reserves. LOC produced from the IPF is sold to ENH, as the Government of Mozambique’s appointed buyer, but this is not currently being regarded as a reserve pending the confirmation of some of the commercial terms.

The GSA4 in place between SPM and ENH as joint sellers and Sasol Gas, allows for the delivery of gas beyond the CTT commitment up to a maximum of 33 PJ/a, over the 25-year licence term of the PSA, and capped at a total contract quantity of 292 bscf (323 PJ). As a result of delays to the CTT project, Sasol, ENH and EDM have concluded a commercial “swap” arrangement whereby supply of GSA4 gas will be accelerated and supply of volumes that should have been taken by EDM for the CTT project will be delayed to the tail end of supply. The agreements have been signed and submitted to the Government of Mozambique for approval. Volumes being provided to GSA4 are currently not being regarded as reserves.

Proved reserves (all quantities are net to Sasol)

Our Mozambique proved reserves are contained in the Pande-Temane PPA and PSA assets. These represent the net economic interest volumes that are attributable to Sasol after the deduction of petroleum production tax taken in kind. The primary sales product is natural gas, with minor amounts of associated liquid hydrocarbons.

For the PPA, there was a decrease in proved reserves from 74,2 mmboe (440,6 Bscf of gas and 0,73 mmbbl of condensate) to 55,1 mmboe (327,9 Bscf of gas and 0,46 mmbbl of condensate). For the PSA, there was a decrease in proved gas reserves from 141,5 to 110,9 Bscf primarily due to the further delayed CTT startup against a fixed commercial cut off aligned with the end of the PPA license in 2034. Up to March 2034, the PSA relies on services provided from the PPA CPF. The method for providing these services after that date is currently under consideration. The reduction in developed reserves primarily reflects production and revisions associated with the development schedule, including delays to the commissioning of the CTT power plant. The expected commercial operation date was revised to November 2027.

The Pande development and production area is excluded from the reserves reported above as certain regulatory approvals have not been obtained as of the reporting date.

Changes to proved developed reserves

For the PPA, proved developed reserves decreased from 66,9 mmboe (396,9 Bscf of gas and 0,7 mmbbl of condensate) as at 30 June 2025 to 39,1 mmboe (233,1 Bscf of gas and 0,26 mmbbl of condensate) as at 30 June 2026, a net reduction of 27,8 mmboe. The decrease is a result of production and downward revisions to the subsurface model. These reductions were partially offset by the conversion of the PEDOP Infill Wells from proved undeveloped to proved developed reserves.

For PSA, proved developed gas reserves increased to 110,9 Bscf, due to the conversion of undeveloped reserves associated with gas to CTT to developed reserves. Conversion relates to the IPF reaching beneficial operation and being ready to supply gas to CTT as well as the completion of the Temane Transmission Project. However, construction of CTT facilities is still not completed and therefore production and sale of gas to CTT will only commence when CTT facilities have been commissioned. Commissioning is anticipated to take place during the 2027 calendar year.

Proved undeveloped reserves converted to proved developed reserves

2,2 mmboe (13,3 Bscf of gas and 0,01 mmbbl of condensate) from the PPA were fully converted from proved undeveloped to proved developed reserves as a result of the PEDOP Infill Wells project reaching beneficial operation. The Sasol share of capital expenditure associated with converting these quantities was US$57,1 million (US$51,7 million associated with the drilling, completion, hook-up and US$5,4 million related to asset retirement obligations). For the PSA, 110,9 Bscf proved undeveloped reserves were converted to proved developed reserves for gas and 183,1 kilotonnes of LPG were converted to proved developed reserves. Capital expenditure, including past cost (pre-FID cost) and project related cost, associated with converting these quantities was US$865,4 million which comprises US$767,3 million associated with pre-FID appraisal drilling, and post FID construction, drilling, completion and hook-up and US$98,1 million related to asset retirement obligations.

Changes to proved undeveloped reserves

Proved undeveloped reserves in the PPA increased from 7,3 mmboe (43,7 Bscf of gas and 0,03 mmbbl of condensate) as at 30 June 2025 to 16,0 mmboe (94,8 Bscf of gas and 0,2 mmbbl of condensate) as at 30 June 2026, representing a net increase of 8,7 mmboe. The increase was driven by revisions to the subsurface understanding whereby the reduction of the developed reserves resulted in a higher recovery from the future junction compression project leading to an increase in undeveloped reserves. This increase was partially offset by the full conversion of 2,2 mmboe (13,3 Bscf of gas and 0,01 mmbbl of condensate) associated with the PEDOP Infills Wells project from proved undeveloped reserves to proved developed reserves following project beneficial operation. Proved undeveloped reserves in the PSA were revised downward as a result of delays to CTT commissioning and startup from 141,5 Bscf of gas and 231,3 kilotonnes of LPG in 2025 to 110,9 Bscf of gas and 183,1 kilotonnes of LPG and then converted to proved developed reserves on the basis of beneficial operation being declared for the IPF leaving no further undeveloped reserves.

Proved undeveloped reserves remaining undeveloped

The PPA asset proved undeveloped reserves are estimated to be 16,0 mmboe (94,8 Bscf of gas and 0,2 mmbbl of condensate). It is anticipated that this will be converted to developed reserves during the calendar year 2026. The PSA asset has nil proved undeveloped reserves. The PSA asset’s proved undeveloped reserves decreased from 141,5 Bscf and 231,1 kilotonnes as at 30 June 2025 to nil for both gas and LPG respectively as at 30 June 2026. This change reflects the conversion of all undeveloped reserves to developed reserves following the commencement of beneficial operation of the IPF in March 2026. These facilities supply the license’s primary customers CTT and ENH, in accordance with the field development plan approved by the Government of Mozambique in 2020.

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

Activities

Exploration

No exploration activities were conducted during the financial year ended 30 June 2026 in the ER236 licence due to the currently ongoing judicial review of the ER236 environmental authorisation granted by Department of Forestry, Fisheries and the Environment.

Capitalised exploratory well costs

At 30 June 2026 there were no exploratory well costs capitalised in South Africa.

Tabular natural oil and gas information

Developed and undeveloped acreage

The table below provides total gross and net developed and undeveloped acreage, in thousands, for our natural oil and gas assets by geographic area at 30 June 2026.

Natural oil and gas
acreage concentrations		South
at 30 June 2026(1)	Mozambique(2)	Africa	Total
Developed acreage
Gross	655,5	—	655,5
Net	526,5	—	526,5
Undeveloped acreage
Gross	686,1	13 758,1	14 444,2
Net	527,9	13 758,1	14 286,0
(1)	The table does not include acreage information (neither net nor gross) pertaining to: licences from which Sasol is in a formal process of withdrawing; licence areas proposed for relinquishment owing to local regulations; or new blocks Sasol is in a process of acquiring. See the map on page M-3 to M-4 for a representation of the affected areas.
(2)	Certain licences in Mozambique overlap as they relate to specific stratigraphic horizons.

Drilling activities

The table below provides the number of net wells completed in each of the last three years and the number of wells being drilled or temporarily suspended at 30 June 2026.

Number of wells drilled for the
year ended 30 June	Mozambique
2024
Net exploratory wells—dry(1)	—
Net exploratory wells—productive(1)	—
Net development wells—dry(1)	—
Net development wells—productive(1)	6,0
Net stratigraphic test wells—exploratory type(2)	1,0
2025
Net exploratory wells—dry(1)	1,0
Net exploratory wells—productive(1)	1,0
Net extension wells(4)—productive(1)	1,0
Net development wells—productive(1)	2,4
Net development wells—dry(1)	—
2026	—
Net exploratory wells—dry(1)	—
Net exploratory wells—productive(1)	—
Net development wells—dry(1)	—
Net development wells—productive(1)	—
As at 30 June 2026
Wells being drilled—gross(3)	—
Wells being drilled—net(3)	—
(1)	A productive well is an exploratory, extension or development well that is not a dry well. A dry well is an exploratory, extension or development well that proves to be incapable of producing either oil or natural gas in sufficient quantities to justify completion.
(2)	A stratigraphic test well is drilled to obtain information pertaining to a specific geological condition and is customarily drilled without the intent of being completed. Stratigraphic test wells are ‘exploratory type’ if not drilled in a known area or ‘development type’ if drilled in a known area.
(3)	The number of wells being drilled includes wells that have been drilled but have not yet been mechanically completed to enable production. Wells which are awaiting only surface connection to a production facility are considered to be completed.

Capitalised exploratory well costs

The table below provides details about natural oil and gas capitalised exploratory well costs at the end of the last three years, showing additions and costs charged to expense.

	2026	2025	2024

	(Rand in millions)
Capitalised Exploratory Well Costs
Balance at beginning of year	—	506,5	510,5
Additions for the year - Costs incurred(1)	—	—	50,1
Charged to expense for the year	—	(506,5)	(54,1)
Balance at end of year	—	—	506,5
(1)	Including actualisation of exploratory well cost written off in the previous years and excluding impact of Asset retirement obligation adjustments.

Capitalised Exploratory Well costs
Ageing at 30 June 2026	Mozambique
(Rand in millions)
less than 1 year	—
Number of projects	—

Oil and gas production facilities and productive wells

We operate production facilities in Mozambique.

The table below provides the production capacity at 30 June 2026.

Plant Description	Location	Design Capacity
Central Processing Facility	Pande-Temane PPA, Mozambique	491 MMscf/day gas
Initial Gas Facility	Pande-Temane PSA, Mozambique	80 MMscf/day gas
Integrated Processing Facility	Pande-Temane PSA, Mozambique	70 MMscf/day gas

The table below provides the number of productive gas wells at 30 June 2026. A productive well is a producing well or a well that is mechanically capable of production.

Number of productive
wells 30 June 2026	Mozambique
Productive gas wells
Gross	33,0
Net	25,8
Productive oil wells
Gross	4,0
Net	4,0

Sales prices and production costs

The table below summarises the average sales prices for natural gas and petroleum liquids produced and the average production cost, not including ad valorem and severance taxes, per unit of production for each of the last three years.

Average sale prices and production costs
for the year ended 30 June	Mozambique(2)
(Rand per unit)
2024
Average sales prices
Natural gas, per thousand standard cubic feet	53,0
Natural liquids, per barrel	947,2
Average production cost(1)
Natural gas, per thousand standard cubic feet	7,8
2025
Average sales prices
Natural gas, per thousand standard cubic feet	58,8
Natural liquids, per barrel	607,9
Average production cost(1)
Natural gas, per thousand standard cubic feet	6,6
2026
Average sales prices
Natural gas, per thousand standard cubic feet	59,0
Natural liquids, per barrel	721,7
Average production cost(1)
Natural gas, per thousand standard cubic feet	9,6
(1)	Average production costs per unit of production are calculated according to the primary sales product. Cost excludes, capital, depreciation, exploration and rehabilitation costs. Amounts in 2025 and 2024 have been revised.
(2)	Production and corresponding sales commenced by the PSA after beneficial operation of the IGF on 7 May 2024 and production commenced by the PSA after beneficial operation of the IPF on 15 March 2026. The Mozambique average sales and production cost is calculated on a weighted average volume and cost basis.

Production

The table below presents net production quantities for natural gas and oil, by final product sold, for the years shown.

Production for the year ended 30 June	Mozambique
	Pande-	Pande-
	Temane	Temane
	PPA	PSA	Total(1)
2024
Natural gas, billion cubic feet(3)	118,5	2,1	120,6
Crude oil & condensate, million barrels	0,2	—	0,2
Total oil equivalent, million barrels(2)	19,9	0,3	20,2
2025
Natural gas, billion cubic feet	106,3	14,8	121,1
Crude oil & condensate, million barrels	0,2	—	0,2
Total oil equivalent, million barrels(2)	17,9	2,5	20,4
2026
Natural gas, billion cubic feet(4)	89,2	23,2	112,4
Crude oil & condensate, million barrels(4)	0,2	0,3	0,5
Total oil equivalent, million barrels(2)	15,1	4,1	19,2
(1)	Production quantities represent the Sasol share of all hydrocarbons produced and sold.
(2)	6000 standard cubic feet of natural gas is equivalent to 1 barrel of oil.
(3)	Production commenced by the PSA after beneficial operation of the IGF in May 2024.
(4)	Production commenced by the PSA after beneficial operation of the IPF in March 2026.

Transportation capacity

The table below provides details of the transportation capacity and location available to our Gas segment.

Design
Plant description	Location	capacity(1)
Gauteng transmission network	Gauteng	128 bscf/a
ROMPCO Pipeline	From Central Processing Facility (Mozambique) to Pressure Protection Station (Secunda) (865km)—From Mozambique to Secunda and Sasolburg	191 bscf/a
Secunda, Witbank and Middelburg pipeline	South Africa	11 bscf/a
Transnet Pipeline transmission pipeline	South Africa	23 bscf/a
(1)	Nameplate capacity represents the total saleable production capacity. Due to the integrated nature of these facilities, the requirement for regular statutory maintenance shutdowns and market conditions, actual saleable volumes will be less than the nameplate capacity.

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

The following table sets forth a summary of the synthetic oil equivalent average sales price and related production costs for the year shown.

	2026	2025	2024
Average sales price per barrel (rand per unit)	1 354,46	1 363,84	1 587,98
Average production cost per barrel (rand per unit)	1 056,76	1 275,69	1 070,21
Production (millions of barrels)	37,1	28,9	32,5

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

A further operating site in the United States is in Tucson, Arizona. Sasol decided to exit the US phenolics business in March 2025 as part of our ongoing asset optimisation initiative aimed at improving margins and longer-term competitiveness of the International Chemicals business. Shutdown and decommissioning activities of the Greens Bayou and Winnie sites are complete.

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

Production capacity at 30 June 2026

Product Groups capacity(1)		C2-3 Olefins(2)	C5-8 Alpha Olefins	Polyolefins (3)	LAB (4) and Paraffin (5)	C1-5 Alcohols, Ketones and Acrylates	C6+ Alcohols (6)	Surfactants	EO and Derivatives (7)	Wax	Other	Others Description
Geographic Location	Main Product Divisions (8)(10)	BC	BC	BC	DC	DC	DC	DC	DC, BC	DC	All	All
(ktpa)
Americas		1 200	100	500	300		300	300	300		100
Lake Charles		X	X	X	X		X	X	X		X	Inorganics (9)
Tucson											X	Inorganics
Eurasia					300		400	700	300		100
Germany	Marl						X	X	X		X	Aromatics
	Brunsbüttel						X				X	Inorganics
Italy	Augusta				X		X
	Sarroch				X
	Terranova							X
Slovakia	Novakv							X
China	Nanjing							X
Africa		1 600	400	1 200		1 000	100			300	900
Secunda		X	X	X		X	X				X	Ammonia, Carbon
Sasolburg		X		X		X				X	X	Ammonia, Aromatics
(1)	Within the individual product groupings, capacities are consolidated. Capacities are rounded to the nearest 100kt. “X” indicates that the location produces the specific product grouping.
(2)	Ethylene and propylene: Predominantly used for internal production of derivatives. In the Americas, this represents our historic ethylene cracker plus Sasol’s 50% of our LIP JV cracker.
(3)	Polyethylene, polypropylene and polyvinyl chloride. In the US, this represents Sasol’s 50% share in the LIP JV.
(4)	Linear alkylbenzene (LAB) in Eurasia partly used to produce surfactants internally.
(5)	Paraffins mainly consumed for LAB production.
(6)	C6+ alcohols partly used for production of surfactants.
(7)	Ethylene Oxide (EO) and derivatives such as Butyl Glycol Ether (BGE), mono ethylene glycol and Amines. Ethylene Oxide predominantly used to produce surfactants.
(8)	Product divisions are Base and Differentiated Chemicals. Business divisions are split between the two product divisions with Base Chemicals falling in Base Chemicals division and Technical Formulation, Care Chemicals and Advanced Materials falling in Differentiated Chemicals product division.
(9)	Inorganics in Europe and the US partly as a co-product from the Alcohol-Ziegler process, part of our Differentiated Chemicals product division.
(10)	As part of our ongoing asset optimisation initiative aimed at improving margins and longer-term competitiveness of the International Chemicals business, Sasol made the decision to shut down our US phenolics business in Texas and mothball the US Guerbet plant in Lake Charles, the German alkylphenol site in Marl as well as the Italy hydrofluoric acid (HF) technology LAB plant in Augusta.

ITEM 4A. UNRESOLVED STAFF COMMENTS

There are no unresolved written comments from the SEC staff regarding our periodic reports under the Exchange Act received not less than 180 days before 30 June 2026.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section should be read in conjunction with our consolidated financial statements included in “Item 18—Financial Statements” as at 30 June 2026 and 2025, and for the years ended 30 June 2026, 2025, and 2024, including the accompanying notes, that are included in this annual report on Form 20-F. The following discussion of operating results and the financial review and prospects as well as our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB.

For information regarding our financial overview and external factors impacting on our business, refer to the “Integrated Report— Summarised Financial Performance —Chief Financial Officer Statement” as contained in Exhibit 99.3.

The discussion on the 2024 financial results has not been included as this can be found under Item 5 of our Form 20-F for the year ended 30 June 2025. Certain information contained in the discussion and analysis set forth below and elsewhere in this annual report includes forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements” and see “Item 3.D—Risk factors” for a discussion of significant factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in this annual report.

5.A Operating results

Results of operations

			Change		Change
	2026	2025	2026/2025	2024	2025/2024

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Turnover	272 118	249 096	9	275 111	(9)
Operating costs and expenses	(229 187)	(212 255)	8	(228 760)	(7)
Remeasurement items	(17 320)	(19 645)	(12)	(75 414)	(74)
Equity accounted profit, net of tax	79	1 623	(95)	1 758	(8)
Earnings/(loss) before interest and tax	25 690	18 819	37	(27 305)	(169)
Net finance costs	(7 083)	(6 537)	8	(7 201)	(9)
Earnings/(loss) before tax	18 607	12 282	51	(34 506)	(136)
Taxation	(4 149)	(4 556)	(9)	(9 739)	(53)
Earnings	14 458	7 726	87	(44 245)	(117)

Financial Overview 2026

●	For information regarding our financial position, and an overview of our results refer to the “Integrated Report— Summarised Financial Performance—Chief Financial Officer Statement” as contained in Exhibit 99.3.
●	For information on changes in our financial condition, and overall financial performance refer to “Integrated Report— Summarised Financial Performance—Chief Financial Officer Statement” as contained in Exhibit 99.3.

Turnover

Turnover consists of the following categories.

			Change		Change
	2026	2025	2026/2025	2024	2025/2024

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Sale of products	268 833	245 064	10	270 248	(9)
Services rendered	3 285	4 032	(19)	4 863	(17)
Turnover	272 118	249 096	9	275 111	(9)

The primary factors contributing to the changes in turnover were.

	Change		Change
	2026/2025		2025/2024
	(Rand in		(Rand in
	millions)	(%)	millions)	(%)
Turnover 2025 and 2024	249 096		275 111
Exchange rate effects	(11 790)	(5)	(6 326)	(2)
Product prices	20 376	8	(8 474)	(3)
—crude oil	3 153	1	(6 084)	(2)
—other products	17 223	7	(2 390)	(1)
Net volume changes	14 436	6	(11 215)	(4)
Turnover	272 118	9	249 096	(9)

Turnover increased by R23 022 million, from R249 096 million in 2025 to R272 118 million in 2026, driven mainly by favourable product pricing (R20 376 million) and 4% higher sales volumes (R14 436 million). Product price increases were attributable to crude oil prices (R3 153 million), while other product prices contributed R17 223 million. These positive impacts were partially offset by adverse exchange rate effects of R11 790 million resulting from the 7% strengthening of the average R/US$ exchange rate.

Operating costs and expenses

Operating costs and expenses consist of the following categories.

			Change		Change
	2026	2025	2026/2025	2024	2025/2024

	(Rand		(%)	(Rand	(%)
	in millions)			in millions)
Materials, energy and consumables used	(138 032)	(129 141)	7	(137 957)	(6)
Selling and distribution costs	(9 468)	(9 579)	(1)	(10 394)	(8)
Maintenance expenditure	(14 863)	(15 524)	(4)	(15 446)	1
Employee-related expenditure	(36 787)	(35 298)	4	(35 465)	0
Depreciation and amortisation	(13 602)	(14 002)	(3)	(15 644)	(10)
Other expenses and income	(16 435)	(8 711)	89	(13 854)	(37)
Operating costs and expenses	(229 187)	(212 255)	8	(228 760)	(7)

Materials, energy and consumables used. Materials, energy and consumables used in 2026 amounted to R138 032 million, an increase of R8 891 million, or 7%, compared with R129 141 million in 2025, which decreased by 6% from R137 957 million in 2024. The increase in these costs between 2025 and 2026 was mainly due to 4% higher sales volumes, increased cost of crude oil in the last quarter of the 2026 financial year as a result of market pressures from the USA/Israel-Iran war and concerns around the disruption of shipping through the Strait of Hormuz, as well as the impact on 2025 from compensation of R3 889 million received from Transnet for historical costs incurred, offset by a strengthening in the Rand against the US$.

Refer to -“Item 4B- Business Overview- Legal proceedings and other contingencies.”

Selling and distribution costs. These costs comprise of marketing and distribution of products, freight and customs and excise duty after the point of sale. Selling and distribution costs in 2026 amounted to R9 468 million, which represents a decrease of R111 million, or 1%, compared with R9 579 million in 2025, which decreased by R815 million, or 8%, compared with R10 394 million in 2024. The variance in these costs was mainly attributable to decreased logistical costs in the Italy business of R138 million which was driven by lower transportation, warehousing, and logistics costs following a reduction in sales volumes and the mothballing of assets. Selling and distribution costs represented 3% of sales in 2026, 4% of sales in 2025 and 4% of sales in 2024.

Maintenance expenditure. Maintenance expenditure in 2026 amounted to R14 863 million, which represents a decrease of R661 million, or 4%, compared with R15 524 million in 2025, which increased by R78 million, or 1%, compared with R15 446 million in 2024. Maintenance expenditure decreased in 2026 compared to 2025 mainly due to cost saving initiatives in the Mining and Chemicals America segments of R298 million and R491 million respectively.

Employee-related expenditure. Employee-related expenditure amounted to R36 787 million, which represents an increase of R1 489 million in 2026, or 4%, compared with R35 298 million in 2025, which decreased by R167 million, or <1%, from 2024.

This amount includes labour costs of R36 561 million (2025 — R35 317 and 2024 — R35 579 million), a share-based payment charge to the income statement of R918 million (2025 — R914 million and 2024 — R986 million), and a reduction from costs capitalised to projects of R692 million (2025 — R933 million and 2024 — R1 100 million). The increase in 2026 is mainly due to salary increases, higher short-term incentive bonus accrual and hired labour conversion to full time employees, partly offset by reduced headcount resulting from resource optimisation and vacancy management.

Depreciation and amortisation. Depreciation and amortisation in 2026 amounted to R13 602 million, which represents a decrease of R400 million or 3%, compared with R14 002 million in 2025, which decreased by R1 642 million or 10% compared with R15 644 million in 2024. The decrease in depreciation relates mainly to the impact of impairments in prior years relating to the South African integrated value chain, Production Sharing Agreement Cash Generating Unit (CGU) and Chemicals America Ethane CGU.

Other expenses and income. Other expenses and income in 2026 amounted to R16 435 million, an increase of R7 724 million, compared to R8 711 million in 2025, which decreased by R5 143 million from
R13 854 million in 2024.

This amount includes:

●	Exploration expenditure and feasibility costs of R402 million (2025 — R509 million and 2024 — R422 million);
●	Translation losses of R3 596 million (2025 — R897 million losses and 2024 — R839 million losses);
●	Insurance costs of R924 million (2025 — R1 468 million and 2024 — R1 190 million);

●	Information technology cost of R3 485 million (2025 — R3 467 million and 2024— R3 498 million);
●	Hired labour of R667 million (2025 — R1 029 million and 2024— R988 million);
●	Audit remuneration of R183 million (2025 — R177 million and 2024— R160 million);
●	Professional fees of R1 489 million (2025 — R1 821 million and 2024— R2 076 million);
●	Gains on derivative instruments (including crude oil instruments, foreign exchange instruments, and other commodity derivatives) of R1 426 million mainly due to the group’s hedging activities and embedded derivatives, (2025— R2 003 million and 2024— R2 364 million); and
●	Increase in rehabilitation provisions of R221 million (2025 — decrease of R2 872 million and 2024— decrease of R758 million).

Other operating income in 2026 amounted to R4 139 million, which represents a decrease of R2 323 million, or 36%, compared with R6 462 million in 2025 and an increase of R2 437 million or 61% compared with R4 025 million in 2024. The decrease was mainly due to the absence of the once off recognition of R1 600 million for the legal settlement of Transnet legal proceedings in other operating income and insurance proceeds received by the Chemicals America segment in 2025, partially offset by a legal settlement received in 2026 related to the 2020 LDPE fire incident. (For information regarding the 2020 LDPE fire incident, refer to our Form 20-F for the year ended 30 June 2020).

Remeasurement items

For information regarding the remeasurement items recognised, refer to “Item 18—Financial Statements—Note 8 Remeasurement items affecting operating profit”.

The decrease in remeasurement items in 2026 is mainly due to lower impairment costs in the South

African integrated value chain and Sasol Italy Care Chemicals CGU.

Share of profits from equity accounted investments

			Change		Change
	2026	2025	2026/2025	2024	2025/2024

	(Rand			(Rand
	in millions)		(%)	in millions)	(%)
Profit before tax	431	2 607	(83)	2 701	(3)
Tax	(352)	(984)	(65)	(943)	4
Share of profit of equity accounted investments, net of tax	79	1 623	(95)	1 758	(8)
Remeasurement items, net of tax	36	5	620	(7)	171

The share of profits of equity accounted investments (net of tax) amounted to R79 million in 2026 as compared to R1 623 million in 2025 and R1 758 million in 2024. The decrease from 2025 to 2026 mainly relates to lower profits from ORYX GTL due to outages in the first half of the financial year, as well as the plant shutdown from early March following the USA/Israel-Iran war disrupting gas supply.

For information regarding the Equity accounted profits, refer to “Item 18—Financial Statements—Note 18 Equity accounted investments”.

Finance costs and finance income

For information regarding finance costs incurred and finance income earned, refer to “Item 18—Financial Statements—Note 6 Net finance costs”.

The increase in net finance costs in 2026 is mainly due to lower finance income as a result of lower global interest rates and lower cash balances held during the 2026 financial year.

Tax

The effective tax rate decreased to 22% in 2026 compared to 37% in 2025 from negative 28% in 2024. The lower tax rate in 2026 was mainly as a result of prior-year Section 12L energy efficiency allowance claim, impact of future reduction of the German corporate income tax rate and lower non-deductible expenses incurred not deemed to be in the production of taxable income and absence of derecognition of a deferred tax asset in Italy. The tax rate in 2025 was primarily as a result of prior year adjustment mainly Section 12L allowances claimed in South Africa relating to prior years and non-deductible expenses incurred not deemed to be in the production of taxable income. The effective corporate tax rate for 2026 is

22% which is five percentage points lower than the South African corporate income tax rate of 27%.

For further information regarding the tax charge, refer to “Item 18—Financial Statements—Note 9 Taxation”.

Non-controlling interests

For information regarding our non-controlling interests, refer to “Item 18—Financial Statements—Note 20 Interest in significant operating subsidiaries”.

Profits attributable to non-controlling interests in subsidiaries of R2 309 million in 2026 increased by R1 350 million, from R959 million in 2025, which was an increase of R933 million from R26 million in 2024. The increase in earnings attributable to non-controlling interests in 2026 was largely due to an increase in the Sasol Oil’s net profit for the year ended 30 June 2026 supported by higher sales volumes, favourable Brent crude oil prices, product differentials and refining margins.

Financial Overview 2025

Group results

Loss before interest and tax of R 27 305 million in 2024 increased (>100%) by R46 124 million to a profit before interest and tax of R18 819 million in 2025. Revenue decreased by 9% from 2024 to 2025 mainly due to lower sales volumes, while remeasurement items decreased by R55 769 million from R75 414 million in 2024 to R19 645 million in 2025 which was largely due to impairment costs at Chemicals America Ethane value chain. In 2025 oil prices averaged at US$74,59/bbl compared to US$ 84,74/bbl in 2024.

Items which materially impacted earnings before interest and tax

During 2025, earnings were impacted by the following significant items:

●	a net remeasurement items loss of R19 645 million compared to a net remeasurement items loss of R75 414 million in the prior year. Included in the remeasurement items is the impairment of R11 831 million relating to Secunda liquid fuels refinery CGU, R3 142 million relating to PSA and R3 258 million relating to Sasol Italy Care Chemicals CGU.

Segment review—results of operations

Reporting segments are identified in the way in which the President and Chief Executive Officer organises segments within our group for making operating decisions and assessing performance. The segment overview included below is based on our segment results. Inter-segment turnover was entered into under terms and conditions substantially similar to terms and conditions which would have been negotiated with an independent third party. Refer to Business segment information “Item 18—Financial Statements—Segment information” for further detail regarding turnover and EBIT/(LBIT) per segment.

Refer also to “Integrated Report—Integrated value chains” as contained in Exhibit 99.4.

Southern Africa Energy and Chemicals Business

Mining

			Change		Change
	2026	2025	2026/2025	2024	2025/2024

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	4	3 640	(100)	3 874	(6)
Inter-segment turnover	29 305	26 733	10	25 002	7
Total turnover	29 309	30 373	(4)	28 876	5
Operating costs and expenses(1)	(25 595)	(26 419)	(3)	(25 666)	3
Earnings before interest and tax	3 714	3 954	(6)	3 210	23
EBIT margin %	13	13		11
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2026 compared to 2025

Total turnover decreased by 4% from R30 373 million to R29 309 million mainly due to the phase-out of export coal sales in 2026 partially offset by higher internal sales revenue.

EBIT decreased by 6% to R3 714 million compared to the prior year. EBIT was negatively impacted by the aforementioned lower turnover, partially offset by income from leasing our allocation of Richards Bay Coal Terminal capacity, reduced depreciation and lower external coal purchases. Saleable production was marginally above the prior year. External purchases declined by 12%, supported by higher own production and the rerouting of volumes previously sold externally to internal operations. The destoning plant reached beneficial operation in December 2025, within schedule and cost guidance.

Processing coal through the plant improved coal quality and contributed to lower external purchases.

Results of operations 2025 compared to 2024

Total turnover increased by 5% from R28 876 million to R30 373 million mainly due to the increase in the sales price of coal supplied to SO, partly offset by lower internal sales volumes and lower coal export revenues as a result of lower export coal prices.

EBIT increased by 23% to R3 954 million compared to the prior year. EBIT was positively impacted by the aforementioned higher turnover partially offset by higher external coal purchases and once off Isibonelo mine closure costs. The decision in the third quarter of the 2025 financial year to temporarily close low-quality sections and increase coal purchases until the destoning plant reaches beneficial operation (BO) resulted in a 14% decrease in saleable production in the fourth quarter of the 2025 financial year compared to the previous quarter. As a result, saleable production for 2025 was 7% lower than the prior year, while external coal purchases increased by 9%.

For further analysis of our results refer to an “Integrated Report—Delivering business value” as contained in Exhibit 99.6.

Gas

			Change		Change
			2026/		2025/
	2026	2025	2025	2024	2024

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	7 998	8 421	(5)	8 014	5
Inter-segment turnover	4 302	4 712	(9)	4 144	14
Total turnover	12 300	13 133	(6)	12 158	8
Operating costs and expenses(1)	(11 088)	(10 085)	10	(5 455)	85
Earnings before interest and tax	1 212	3 048	(60)	6 703	(55)
EBIT margin %	10	23		55
(1)	Operating costs and expenses net of other income including exploration costs, remeasurement items and depreciation.

Results of operations 2026 compared to 2025

Total turnover of R12 300 million decreased by 6% compared to the prior year mainly due to lower volumes and a stronger R/US$ exchange rate, partially offset by higher gas prices, including the benefit of the increased PSA contribution.

EBIT decreased by 60% to R1 212 million from R3 048 million in the prior year. Excluding remeasurement items, earnings before interest and tax decreased by 29% driven by the aforementioned lower turnover, higher MRG acquisition costs, a lower rehabilitation provision credit and higher operating costs and depreciation associated with the PSA ramp-up.

Remeasurement items for the period comprises the PSA impairment of R3 822 million due to a delay in producing and monetising some excess gas to South Africa as well as the impact of macro assumptions and the impairment of our investment in CTT of R462 million.

In Mozambique, 2026 total gas production was 7% lower than prior year mainly due to operational constraints, flooding impacts and the natural decline in producing wells under the PPA assets. This was partially offset by the growing contribution from the PSA.

The external gas sales in South Africa for 2026 were 8% lower than prior year, mainly due to lower customer demand resulting from business closures.

Results of operations 2025 compared to 2024

Total turnover of R13 133 million increased by 8% compared to the prior year mainly due to higher production and higher gas prices.

Earnings before interest and tax decreased to R3 048 million from R6 703 million in the prior year largely impacted by remeasurement items arising from higher weighted average cost of capital (WACC) rate in Mozambique. Excluding remeasurement items, earnings before interest and tax increased by 36% driven by the aforementioned higher turnover and reduced rehabilitation provision in Mozambique. This was partially offset by translation effects and higher depreciation following the partial beneficial operation of the PSA Integrated Gas Facility in the fourth quarter of the 2024 financial year.

Remeasurement items for the year primarily include the impairment for PSA mainly due to a higher WACC (R3 142 million) and Exploration Block PT5-C due to a pause in further development (R1 242 million), together with dry well capital exploration write-off (R0,3bn ). Prior year comprised of the reversal of the PSA impairment of R1,1bn after the asset reached partial beneficial operation.

In Mozambique, gas production for 2025 was 1% higher than the prior year reflecting the additional PSA contribution.

The external gas sales in South Africa for 2025 were 3% lower than the prior year mainly due to planned maintenance at the central processing facility (CPF) in first quarter of the 2025 financial year and the impact of the unrest in Mozambique in quarter three 2025.

For further analysis of our results refer to “Integrated Report— Delivering business value” as contained in Exhibit 99.6.

Fuels

			Change		Change
			2026/		2025/
	2026	2025	2025	2024	2024

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	122 075	96 026	27	116 256	(17)
Inter-segment turnover	3 199	2 393	34	2 608	(8)
Total turnover	125 274	98 419	27	118 864	(17)
Operating costs and expenses(1)	(105 371)	(93 197)	13	(99 917)	(7)
Earnings before interest and tax	19 903	5 222	281	18 947	(72)
EBIT margin %	16	5		16
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2026 compared to 2025

Total turnover of R125 274 million increased by 27% compared to prior year of R98 419 million mainly due to higher sales volumes, favourable Brent crude oil prices and product differentials, partially offset by a stronger Rand/US$ exchange rate.

Earnings before interest and tax was R19 903 million for the year compared to R5 222 million in the prior year. Excluding remeasurement items, earnings before interest and tax increased by 63%, positively impacted by the aforementioned higher turnover, partly offset by higher feedstock costs, lower equity-accounted earnings from ORYX GTL, an increased rehabilitation provision, hedging losses related to crude oil purchases and the once-off Transnet legal settlement benefit in the prior year.

The current year includes remeasurement items of R7 860 million compared to R11 761 million in the prior year. The current year includes mainly the impairments of R7 692 million relating to the Secunda liquid fuels refinery CGU which remains fully impaired, resulting in the full amount of capital expenditure incurred in the period being impaired.

Secunda Operations production volumes were 8% higher than the prior year, supported by improved overall equipment availability as well as better coal quality, while the prior year included a phase shutdown in September 2024.

Natref production for 2026 was 76% higher than the prior year, benefiting from improved operational reliability and Sasol’s utilisation of Prax SA’s shareholding capacity during the ongoing Prax business rescue process.

ORYX GTL contributed a loss of R470 million to EBIT, >100% below prior year with current year performance impacted by the USA/Israel-Iran war. The plant remained offline during the fourth quarter of the 2026 financial year, after shutting down in early March 2026.

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

The 2025 remeasurement items is mainly due to the impairment of R11 831 million relating to the Secunda liquid fuels refinery CGU, R1 256 million relating to the Sasolburg liquid fuels refinery CGU which remain fully impaired. This is partly offset by R1 428 million gain on disposal of business relating to the Uzbekistan GTL (UNG). This refers to the condition agreed at the time of sale of the asset to the UNG in 2016, to recover historical contributions made on the asset once production capacity reaches 90 - 95%. This condition was triggered in June 2025. The Secunda Operations and Sasolburg liquid fuels refinery CGUs remain fully impaired resulting in the full amount of capital expenditure incurred during the year being impaired.

Secunda Operations production volumes of 6,7 mt were 4% lower than the prior year mainly due to ongoing coal quality challenges which impacted gasifier availability, as well as unplanned factory outages during the year. Natref production of 14,7 mm bbl in 2025 was 17% lower than prior year impacted by planned and unplanned outages.

ORYX GTL contributed R948 million to earnings before interest and tax compared to R1 151 million in the prior year, with the higher production offset by the unfavourable macro-economic impacts and once off insurance proceeds received in the prior year in respect of the fire that occurred at the Air Separation Unit 2 during June 2022. Production for 2025 was 72% higher than the prior year largely due to the shutdown of Train 2 in 2024. Dividends declared by ORYX GTL amounted to R2 547 million (Sasol’s share) compared to R1 112 million in the prior year.

For further analysis of our results refer to “Integrated Report— Delivering business value” as contained in Exhibit 99.6.

Chemicals Africa

			Change		Change
			2026/		2025/
	2026	2025	2025	2024	2024

	(Rand in		(%)	(Rand in	(%)
	millions)			millions)
External turnover	59 862	60 716	(1)	63 829	(5)
Inter-segment turnover	2 665	2 812	(5)	3 054	(8)
Total turnover	62 527	63 528	(2)	66 883	(5)
Operating costs and expenses(1)	(65 866)	(58 519)	13	(60 593)	(4)
(Loss)/earnings before interest and tax	(3 339)	5 009	(169)	6 290	(20)
(LBIT)/EBIT margin %	(5)	8		9
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2026 compared to 2025

Total turnover decreased by 2% from R63 528 million in 2025 to R62 527 million in 2026, mainly due to a stronger Rand/US$ exchange rate partially offset by higher sales volumes and slightly higher average US$ basket price. Sales volumes increased by 5% compared to prior year supported by improved production.

EBIT decreased by 169% to LBIT of R3 339 million compared to prior year of R5 009 million. Excluding remeasurement items, EBIT is a positive R1 497 million and decreased by 75% compared to prior year, driven by the aforementioned lower turnover, higher feedstock costs, an increased rehabilitation provision and higher depreciation.

Remeasurement items of R4 836 million include an impairment loss relating to the Polyethylene CGU (R3 742 million), the Sasolburg Chlor-Alkali and PVC CGU (R417 million) and the Sasolburg Wax CGU (R429 million). The Polyethylene CGU impairment is driven by stronger R/US$ exchange rates and lower longer term prices while the Sasolburg Chlor-Alkali and PVC and Wax CGUs remain fully impaired.

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

Remeasurement items for 2025 of R905 million include an impairment loss relating to the Sasolburg Chlor-Alkali and PVC CGU (R463 million) and the Sasolburg Wax CGU (R364 million) which remain fully impaired. This compares to the remeasurement items of R5 237 million in 2024 relating to the Sasolburg Chlor-Alkali and PVC CGU (R645 million), Sasolburg Wax CGU (R524 million) and Polyethylene CGU (R4 110 million).

For further analysis of our results refer to “Integrated Report— Delivering business value” as contained in Exhibit 99.6.

International Chemicals Business

Chemicals America

			Change		Change
			2026/		2025/
	2026	2025	2025	2024	2024

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	40 290	38 246	5	41 424	(8)
Inter-segment turnover	593	457	30	381	20
Total turnover	40 883	38 703	6	41 805	(7)
Operating costs and expenses(1)	(36 786)	(37 037)	(1)	(103 014)	(64)
Earnings/(loss) before interest and tax	4 097	1 666	146	(61 209)	(103)
EBIT/(LBIT) margin %	10	4		(146)
(1)	Operating costs and expenses net of other income.

Results of operations 2026 compared to 2025

Total turnover improved by 6% from R 38 703 million to R40 883 million due to higher cracker utilisation, recent supportive market conditions due to the USA/Israel-Iran war as well as our ongoing strategic sales initiatives, offset by a stronger Rand/US$ exchange rate and a 5% decrease in the average sales basket price, mostly from lower ethylene market prices and changes in product mix.

Sales volumes were 20% higher than the prior year, driven by 28% higher Base Chemicals sales volumes for the 2026 financial year, reflecting stronger cracker availability.

Operating costs and expenses decreased, driven by savings from strategic reset initiatives and lower restructuring and transformation costs. The decrease was partially offset by the absence of insurance proceeds recognized in 2025 financial year, while a stronger Rand/US$ exchange rate provided additional benefit. Remeasurement items were minimal in both periods.

Earnings before interest and tax of R4 097 million was more than 100% higher compared to the prior period earnings of R1 666 million. The improvement was mainly driven by higher sales volumes in Base and Differentiated Chemicals, as well as the continued focus on value-based pricing in Differentiated Chemicals.

Results of operations 2025 compared to 2024

Total turnover decreased by 7% from R41 805 million to R38 703 million impacted by a reduction in volumes and a stronger Rand/US$ exchange rate offset by a 5% increase in sales basket price (US$/ton) driven by a stronger market price of ethylene in base chemicals and our value-over-volume strategy in differentiated chemicals.

Sales volumes for the year were 10% lower than the prior year mostly due to unplanned outages.

Operating cost and expenses decreased primarily due to the absence of remeasurement items and lower sales volumes, supported by savings from self-help measures and insurance proceeds. Remeasurement items in 2025 were immaterial compared to negative R59,7 billion in the prior year largely related to impairment losses on the Chemicals America Ethane value chain (Alcohols, Alumina, Ethylene Oxide and Ethylene Glycol) CGU (R58,9 billion) in Lake Charles.

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

For further analysis of our results refer “Integrated Report— Delivering business value” as contained in Exhibit 99.6.

Chemicals Eurasia

			Change		Change
			2026/		2025/
	2026	2025	2025	2024	2024

	(Rand in			(Rand in
	millions)		(%)	millions)	(%)
External turnover	41 889	42 047	(0)	41 714	1
Inter-segment turnover	435	524	(17)	487	8
Total turnover	42 324	42 571	(1)	42 201	1
Operating costs and expenses(1)	(40 839)	(43 782)	(7)	(44 589)	(2)
Earnings/(loss) before interest and tax	1 485	(1 211)	(223)	(2 388)	(49)
EBIT/(LBIT) margin %	4	(3)		(6)
(1)	Operating costs and expenses net of other income including remeasurement items and depreciation.

Results of operations 2026 compared to 2025

Total turnover was in line with the prior year due to higher prices negated by a stronger Rand/€ exchange rate. US$ sales revenue was 7% higher than in the prior year, mainly driven by a 13% increase in the average sales basket price that was supported by strong Q4 pricing, higher palm kernel oil (PKO) prices, favourable exchange rates and our ongoing strategic sales initiatives together with a more favourable product mix partly offset by lower sales volumes.

Sales volumes were 5% lower than the prior year, mostly related to the force majeure on certain products where feedstocks were constrained due to the USA/Israel-Iran war while we also continue to prioritise our value-over-volume commercial strategy.

Operating costs and expenses decreased supported by savings from strategic reset initiatives, including asset review measures, and a stronger Rand/€ exchange rate, lower remeasurement items a negated by higher transformation and restructuring costs, including the ongoing Enterprise Resource Planning (ERP) modernisation programme.

Remeasurement items for the financial year included an impairment loss of R0,4 billion related to a further impairment of the Italy Care Chemicals CGU whereas the prior year included an impairment loss of R2,2 billion related to Alkylphenol plant mothballing, partly offset by reversal of impairment of the China CGU. The Italy Care Chemicals CGU remains fully impaired.

Earnings before interest and tax improved by more than 100% to R1 485 million compared to the prior year’s loss before interest and tax of R1 211 million. Excluding remeasurement items, earnings before interest and tax improved by 99% compared to prior year. This improvement was driven by higher unit margins and better product mix, partly offset by lower sales volumes while structural challenges in the European Chemicals market remain.

Results of operations 2025 compared to 2024

Total turnover increased by 1% from R42 201 million to R42 571 million resulting from higher prices partially offset by stronger Rand/€ exchange rate, while sales volumes slightly decreased. The average sales basket price (US$/ton) for the financial year was 8% higher compared to the prior period supported by stronger PKO pricing and our ongoing strategic sales initiatives.

Sales volumes are 4% lower than the prior year, driven by our deliberate value-over-volume strategy, the mothballing of the alkylphenol plant and the HF plant in the second quarter of the 2025 financial year and the ongoing weak economic environment.

Operating costs and expenses decreased by 2%, mainly due to lower sales volumes and a stronger R/€ exchange rate. Additionally cost from inflation and cost related to the implementation of a modern ERP system were negated by savings from self-help measures.

Remeasurement items for the financial year ended 30 June 2025 included an impairment loss of R3,3 billion related to the Italian assets as well as the Alkylphenol plant mothballing partly offset by reversal of impairment of the China CGU of R1,2 billion whereas the prior year included an impairment loss for the Italy Care Chemicals CGU of R2 billion.

Loss before interest and tax decreased from R2 388 million to a loss of R1 211 million, mainly because of higher unit margins, partly offset by lower sales volumes at reduced operating costs and expenses. Depreciation was lower than the prior year related to an impairment for the Italy CGU in 2024.

For further analysis of our results refer to “Integrated Report— Delivering business value” as contained in Exhibit 99.6

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

The critical accounting policies for the group relate to impairment assessment of non-financial assets and environmental provisions.

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

Refer to “Table 5—Standardised measure of discounted future net cash flows relating to proved reserves”, on page G-6 for our standardised discounted future net cash flow information in respect of proved reserves for the year ended 30 June 2026 and to “Table 6—Changes in the standardised measure of discounted net cash flows”, on page G-7.

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

5.B Liquidity and capital resources

Liquidity, cash flows and borrowings

Based on our funding plan, our liquidity headroom is more than US$5 billion as at 30 June 2026, with available rand- and US dollar-based liquidity improving as we advance with our focused business performance improvement actions. Available facilities amounted to R92,4 billion at 30 June 2026, comprising cash (excluding restricted cash), committed banking facilities and debt arrangements. We continue to assess our mix of funding instruments to ensure that we have funding from a range of sources and a balanced maturity profile. We manage our liquidity risk by effectively managing our working capital, capital expenditure, cash flows from operations, and ensuring adequate available committed facilities We finance our capital expenditure from funds generated out of our business operations and borrowing facilities.

For information regarding our funding cash flows and liquidity, refer to “Item 18—Financial Statements—Note 13 Long-term debt, Note 14 Leases, and Note 15 Short-term debt” which includes an overview of our borrowing facilities and debt arrangements.

For more information regarding the impact of liquidity on our going concern assumption—refer to “Item 18—Financial Statements—Note 35 Financial risk management and financial instruments”.

For information regarding the Company’s cash flow requirements refer to the “Integrated Report—Summarised Financial Performance—Chief Financial Officer statement” as contained in Exhibit 99.3. The following table provides a summary of our cash flows for each of the three years ended 30 June 2026, 2025 and 2024.

	2026	2025	2024

(Rand in millions)
Net cash retained from operating activities	32 480	38 308	29 751
Net cash used in investing activities	(21 688)	(25 886)	(30 657)
Net cash used in financing activities	(7 292)	(16 609)	(6 966)

Cash flows retained from operating activities include the following significant items.

	2026	2025	2024

	(Rand in millions)
Cash generated by operating activities	41 970	47 803	52 321
Income tax paid	(5 624)	(7 293)	(10 932)
Dividends paid	—	(28)	(7 633)

The cash generated by our operating activities is applied first to fund our operations, thereafter to pay our debts and tax commitments and then to provide a return in the form of a dividend to our shareholders. The net cash retained is then invested based on our capital allocation framework which is aimed at driving maximum shareholder return.

Operating activities

Cash generated by operating activities in 2026 decreased by 12% to R41 970 million, largely attributable to an increase in working capital, offset by higher cash flow from operations.

For further information regarding our cash flow generation, refer to “Integrated Report—Summarised Financial Performance—Chief Financial Officer statement” as contained in Exhibit 99.3.

Investing activities

Net cash used in investing activities decreased to R21 688 million in 2026 as compared to R25 886 million in 2025.

Cash flows utilised in investing activities include the following significant items.

	2026	2025	2024

	(Rand in millions)
Additions to non-current assets(1)	(21 104)	(25 983)	(30 428)
Proceeds on disposals and scrappings	215	372	129
Purchase of investments	(189)	(1 055)	(173)
Proceeds from sale of investments	108	946	69
Long-term receivables repaid	576	511	357
Long-term receivables granted	(1 188)	(431)	(298)
(1)	Includes additions to property, plant and equipment and other intangible assets.

For information regarding cash flows used in investing activities refer to “Integrated Report— Summarised Financial Performance—Chief Financial Officer statement” as contained in Exhibit 99.3.

For information regarding cash flows from additions and disposals, refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment”.

For details of our additions to non-current assets, and the projects to which these relate, refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment”

For details of our capital commitments refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment”.

Financing activities

Net cash used in financing activities was R7 292 million in 2026 as compared to R16 609 million in 2025.The reason for the variance was mainly due to the repayment of long-term debt of R23,7 billion offset by loans raised of R18,6 billion.

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

For information regarding our debt and funding structure, refer “Integrated Report— Summarised Financial Performance—Chief Financial Officer statement” as contained in Exhibit 99.3.

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

Our debt as at 30 June comprises the following.

	2026	2025	2024

	(Rand in millions)
Long-term debt, including current portion	92 374	102 645	117 031
Lease liabilities, including current portion	17 444	17 360	17 437
Short-term debt	1 148	666	566
Bank overdraft	118	1	121
Total debt	111 084	120 672	135 155
Less cash (excluding cash restricted for use)	(40 221)	(38 423)	(42 967)
Net debt	70 863	82 249	92 188

As at 30 June 2026, we had R3 083 million (2025— R2 627 million) in cash restricted for use. Refer to “Item 18—Financial Statements—Note 25 Cash and cash equivalents” for a breakdown of amounts included in cash restricted for use.

The group has borrowing facilities with major financial institutions and debt securities of R145 775 million (2025 — R148 133 million; 2024— R151 817 million;). Of these facilities and debt instruments,
R93 478 million (2025 — R103 723 million; 2024— R118 784 million;) has been utilised at year end.

Long-term debt of R92 374 million decreased by R10 271 million compared to 2025. Refer to “Item 18— Financial Statements—Note 13 Long-term debt”, herein for a breakdown of our banking facilities and the utilisation thereof.

Included in the above-mentioned borrowing facilities is our uncommitted Domestic Medium Term Notes programme of R15 000 million with R11 378 million of the programme being unissued at 30 June 2026 and commercial banking facilities with R7 450 million available facilities. It further includes a Revolving credit facility of R32 574 million that is fully available to the group for further funding requirements.

The ratio of Net Debt (Contractually Determined) to Covenant EBITDA as applied to our covenant calculations as at 30 June 2026 computed to 1.08 times, which was significantly below the covenant level.

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

Contractual obligations/commitments.

The following significant contractual obligations existed at 30 June 2026:

	Total	Within	1 to 5	More than
Contractual obligations	amount	1 year	years	5 years

	(Rand in millions)
Bank overdraft	118	118	-	-
Capital commitments	31 163	23 300	7 863	-
Environmental and other obligations(2)	14 742	781	1 859	12 102
External long-term debt(1)	113 323	17 424	80 289	15 610
External short-term debt	1 148	1 148	-	-
Lease liabilities(1)	41 127	2 804	9 808	28 515
Post-retirement healthcare obligations(2)	4 927	360	1 273	3 294
Post-retirement pension obligations(2)	7 433	378	1 393	5 662
Purchase commitments(3)	404 025	57 986	127 014	219 025

Total	618 006	104 300	228 752	284 208
(1)	Include interest payments.
(2)	Represents discounted values.
(3)

The Group enters into off-take agreements as part of its normal operations which have minimum volume requirements (i.e. take or pay contracts). These purchase commitments consist primarily of agreements for procuring raw materials such as coal, gas and electricity. The most significant commitment relates to minimum off-take oxygen supply agreements for Secunda Operations of approximately R195 billion (2025— R210 billion; 2024— R211 billion).

Sasol has established a renewable energy portfolio exceeding 1,3 GW of generation capacity and 660 MWh of battery energy storage, representing one of the largest corporate renewable energy portfolios in South Africa. The portfolio consists of jointly procured renewable energy for Sasol Operations and Air Liquide Large Industries South Africa Proprietary Limited (ALLISA), as well as renewable energy supplied to external customers. During 2026, Sasol secured an additional 450 MW of renewable energy capacity and 660 MWh of battery storage, while approximately 435 MW of renewable energy projects achieved commercial operation, increasing total operational renewable energy capacity to approximately 508 MW. The remaining projects are expected to be brought into operation over the next two to three years.

Furthermore, Sasol is party to long-term gas purchase agreements of approximately R19 billion (2025: R25 billion; 2024: R32 billion) which commits Sasol Gas (Pty) Ltd (Sasol Gas) to purchase and transport a minimum quantity of gas until 2034.

Refer to “Item 18—Financial Statements—Note 16 Property, plant and equipment” for significant capital commitments and “Note 29 Long-term provisions”.

5.C Research and development, patents and licences

Refer to the “Item 4.B—Business overview— Factors on which the business depends — Intellectual Property” for further information research and development, patents and licences.

5.D Trend information

Refer to the “Integrated Report—Summarised Financial Performance—Chief Financial Officer statement” as contained in Exhibit 99.3 and “Integrated Report—Executing Strategy—Operating Context” as contained in Exhibit 99.8.

5.E Critical Accounting Estimates

Not Applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A Directors and senior management

The board of directors and senior management

Name	Year Born	Position	Appointed to the Sasol Limited Board
S Baloyi	1976	Executive Director (President and Chief Executive Officer)	1 April 2024
W P Bruns	1981	Executive Director (Chief Financial Officer)	1 September 2024
M J Cuambe	1962	Independent non-executive Director	1 June 2016
M B N Dube	1972	Independent non-executive Director	1 April 2018
D G P Eyton	1961	Independent non-executive Director	1 September 2024
M Flöel	1960	Independent non-executive Director	1 January 2018
R Gasant	1959	Independent non-executive Director	1 February 2026
K C Harper (1)	1963	Independent non-executive Director	1 April 2020
V D Kahla	1970	Executive Director	1 November 2019
G M B Kennealy	1958	Independent non-executive Director	1 March 2017
N X Maluleke	1981	Independent non-executive Director	9 June 2025
S Subramoney	1958	Independent non-executive Director	1 March 2021
(1)	Ms K C Harper resigned effective 16 February 2026

The following is biographical information on each of the persons listed above.

S Baloyi
Nationality:	South African
Qualifications:	MScEng (Chemical), MSc (Engineering Management), Management Programme INSEAD Business School
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee

Mr Simon Baloyi was appointed President and Chief Executive Officer of Sasol Limited on 1 April 2024. Prior to his appointment, he had been Executive Vice President of Sasol’s Energy Operations and Technology since 2022. He was responsible for Sasol’s entire energy operations portfolio which comprised all downstream operations and related infrastructure as well as technology, projects and engineering, procurement and Sasol EcoFT. This portfolio included Sasol’s operating facilities in Secunda – which are divided into a synthetic fuel and a chemicals component, as well as in Sasolburg and Ekandustria. Natref, Sasol’s joint-venture inland refinery was also in his area of responsibility. Since joining Sasol in 2002, he has held various management positions in maintenance, technical and general management fields in Sasol’s South African operations. He was the Vice President, Operations for Sasol Synfuels (the operations in Secunda) from 2015 to 2017, whereafter he was appointed as Vice President, Engineering, Centralised Maintenance and Operations. Subsequently he was appointed as the Senior Vice President, Secunda Chemicals Operations and Senior Vice President, Regional Operations and Asset Services prior to being appointed as Executive Vice President.

W P Bruns
Nationality:	South African
Qualifications:	Bachelor of Commerce degree, (CA) SA Post graduate diplomas
Sasol Limited Board Committee Memberships	Capital Investment Committee

Mr Walt Bruns was appointed executive director and Chief Financial Officer of Sasol on 1 September 2024. Prior to his appointment, he was the Chief Financial Officer of Sasol’s Southern African business, including energy and chemicals. He has been with Sasol for 17 years and has held a variety of senior management positions, including more than three years as Chief Financial Officer of Sasol’s global chemicals business. Prior to Sasol, he worked for Deloitte in South Africa and the US. Mr Bruns has extensive global experience in both the chemicals and energy sectors and is a certified chartered accountant in South Africa. He holds a Bachelor of Commerce degree from the University of Stellenbosch and post graduate diplomas from the University of Cape Town.

M J Cuambe
Nationality:	Mozambican
Qualifications:	BEng Post-graduate Certificate in Management Studies
Sasol Limited Board Committee Memberships:	Capital Investment Committee (Chairman) Remuneration Committee Nomination and Governance Committee

Mr Manuel Cuambe is the Managing Director of MC lnvestimentos and Consultoria. He served as the Executive Chairman and Chief Executive Officer of EDM from November 2005 to March 2012. He was the Chairman of Companhia Electrica do Zambeze, a wholly-owned subsidiary of EDM until 30 May 2016 and was a non-executive Director of Companhia de Transmissao de Mozambique, a joint venture between EDM, the Swaziland Electricity Company and Eskom, from 1998 to 2002. He served as the chairman of the executive committee of the Southern Africa Power Pool from November 2005 to April 2008 and is currently an independent non-executive director of Standard Bank Mozambique and serving as the chairman of its nominations and remunerations committee. In 2023, he was also appointed as chairman of Standard Bank Sociedade Gestora Do Fundo De Pensões, S.A, a subsidiary of Standard Bank S.A (SBM – Mozambique).

M B N Dube
Nationality:	South African
Qualifications:

BA (Human Sciences)

BA (Hons) (Politics)

MSc (Environmental Change and Management) (Oxon)

Executive Certificate in Climate Change and Development (HIID)

Executive Finance Programme (Oxford Saïd Business School) Board Effectiveness Programme (Harvard Business School).

Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee Nomination and Governance Committee (Chairman)

Ms Muriel Dube is the Chair of the Sasol Limited Board and a director of the UK National Wealth Fund. She holds an MSc degree in Environmental Change and Management from the University of Oxford. She is an experienced board chair, non-executive director and former chief executive, with more than 20 years of leadership experience spanning energy, chemicals, financial services, infrastructure, mining, sustainability and public policy. Ms Dube brings extensive commercial, governance, capital markets and stakeholder engagement experience gained across listed companies, private businesses, investment institutions and government organisations in the United Kingdom and South Africa. Her career has included serving as Chief Executive Officer of Nozala Investments, Group Commercial Director of Bidvest Group and an investment banker at Investec plc in London. She also held senior roles at Anglo American and BHP Billiton and served as Vice President at SFM, a London-based forestry and carbon business. Earlier in her career, Ms Dube held senior environmental policy roles in the South African Government, including serving as South Africa’s Chief Negotiator in climate change negotiations under the United Nations Framework Convention on Climate Change. Her previous non-executive directorships include Control Risks, Vodacom South Africa, Bidvest Group Limited, PG Group, Bravo Brands, Fluormin plc and Enviroserv.

D G P Eyton
Nationality:	British
Qualifications:	BA Engineering MA
Sasol Limited Board Committee Memberships:	Capital Investment Committee Safety, Social and Ethics Committee (Chairman) Nomination and Governance Committee

Mr David Eyton was appointed as an independent non-executive director of Sasol Limited with effect from 1 September 2024. He held various positions at BP Plc between 1982 and 2022. He has extensive experience in the oil and gas sector, having held various business and functional leadership roles. He provided leadership in BP’s energy transition and managed BP’s digital and operating management systems, corporate venture capital and research and development functions. As BP’s head of technology over a period from 2008 to 2022, he was responsible for all BP’s science and technology programmes aimed at climate risk mitigation, increasing energy efficiency and reducing its carbon footprint. He has been the chairman since 2023 and trustee since 2016 of the John Lyons Foundation and serves on the board of the UK Royal Academy of Engineering. David holds a BA Engineering degree from the University of Cambridge. He is a fellow of The Royal Academy of Engineering, the Institute of Materials, Minerals and Mining and the UK Institute of Directors.

M Flöel
Nationality:	German
Qualifications:	MSc (Chemistry) PhD (Chemistry)
Sasol Limited Board Committee Memberships:	Capital Investment Committee Remuneration Committee (Chairman) Safety, Social and Ethics Committee Nomination and Governance Committee

Dr Martina Flöel is the Sasol Limited’s Lead Independent Director. She holds a MSc in Chemistry from the University of Frankfurt and a PhD in Chemistry from the Technische Universität München (University of Munich). With 30 years’ experience in the chemicals industry in roles covering chemical and process research and development, technical innovations, technologies, operations and industrial supply chain, she is a seasoned industrial leader. She concluded her executive leadership career as Managing Director and Chief Executive Officer of OXEA Holdings. She is currently a non-executive director of Synthomer Plc and previously served on the board of Carl Bechem GmbH and NESTE Corporation

R Gasant
Nationality:	South African
Qualifications:	B.Compt (Hons); CA (SA); ACMA; CGMA; EDP (Wits)
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

Mr Rhidwaan Gasant was appointed as an independent non-executive director of Sasol Limited with effect from 1 February 2026. He is a Chartered Accountant and served as a senior audit manager at KPMG before joining Mobil Oil Southern Africa. He was the former Financial Director of Engen Limited and Chief Executive Officer of Energy Africa Limited. Mr Gasant has extensive board-level experience, including recently serving as Lead Independent Director of AngloGold Ashanti plc and Audit Committee Chairman of MTN Nigeria Communications plc. He is currently the Chairman of Growthpoint Properties Limited. He has been involved in various corporate actions in South Africa and internationally, and has over 30 years of financial, governance and corporate experience.

K C Harper
Nationality:	American
Qualifications:	BSc (Industrial Management) MBA
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

Ms Kathy Harper served as independent non-executive director of Sasol Limited from 1 April 2020 until her resignation was accepted by the Sasol Limited Board on 16 February 2026. She is a retired Chief Financial Officer of BDP International, a leading privately-held global logistics and transportation solutions company. She has an MBA and a certificate in cyber security oversight from the National Association of Corporate Directors (NACD). Whilst on the Board of Sasol Limited, she was also the Chairman of Venator Materials PLC and served as a non-executive director and audit committee chairman for Modine (NYSE MOD) and for the American Lung Association. Prior to BDP she was the Chief Financial Officer of a produce freshness solutions company. She also served as the Chief Financial Officer of Tronox and the Chief Financial and Business Development Officer of Rio Tinto Diamonds and Minerals Group. She has served as an audit committee chairman for Lydall (NYSE LDL) and non-executive director for Richards Bay Minerals in South Africa, as well as for Hydrogen Energy, a former Rio Tinto/BP joint venture in London.

V D Kahla
Nationality:	South African
Qualifications:	BA LLB Advanced Management Programme (MIT Sloan School of Management)
Sasol Limited Board Committee Memberships:	Safety, Social and Ethics Committee

Mr Vuyo Kahla was appointed to the GEC on 1 January 2011 and is Sasol’s Executive Vice President: Commercial and Legal. He also served as the Company Secretary of Sasol Limited between 2011 and 2019, prior to his appointment as a director of Sasol Limited in November 2019. Previously he served on the group executive committee of Transnet and on the Africa executive committee of Standard Bank. He also held various roles in the Government of the Republic of South Africa, including Assistant Legal Advisor to President Nelson Mandela and Director responsible for Corporate Strategy and Transformation at the Department of Justice. He is an alumnus of the University of Cambridge’s Prince of Wales Programme on Sustainability Leadership, and the chairman of the council of Rhodes University, South Africa.

G M B Kennealy
Nationality:	South African
Qualifications:	BCom (Accountancy) BCom (Accountancy) (Hons)
Sasol Limited Board Committee Memberships:	Audit Committee (Chairman) Capital Investment Committee Nomination and Governance Committee

Ms Trix Kennealy qualified as a chartered accountant in 1982 and she served as the Chief Financial Officer of the South African Revenue Service from January 2009 until her retirement in December 2013. Before that she served as the Chief Operating Officer of Absa Corporate and Business Bank from 2006 to 2009. Her previous senior financial management positions were at Absa Bank, BHP Billiton South Africa, Samancor Chrome and Foodcorp. Ms Kennealy also chaired the Accounting Standards Board in South Africa from 2012 to 2018. She is an independent director of the Standard Bank Group and the chairman of its remuneration committee. She also serves on the board of Standard Bank of South Africa Limited.

N X Maluleke
Nationality:	South African
Qualifications:	BCom (Accounting) BAcc (Hons) MBA CA(SA)
Sasol Limited Board Committee Memberships	Audit Committee Safety, Social and Ethics Committee

Ms Xikongomelo Maluleke is a Chartered Accountant and a Certified Director®. She holds a Bachelor of Commerce in Accounting from the University of Limpopo, a Bachelor of Accounting Honours and Certificate in Theory of Accounting from the University of KwaZulu-Natal and an MBA from the University of Pretoria. She has over 20 years of experience across financial services, retail and energy, including 14 years in the energy sector. Ms Maluleke has held senior finance leadership roles at BPSA, Shell Downstream South Africa, and Lumika Renewables. During her seven years at Shell Downstream South Africa, she held various finance and strategic leadership roles and was a permanent invitee to its audit and risk committee. She was Chief Financial Officer of Lumika Renewables, a joint venture between Reunert Limited and A.P. Moller Capital. Ms Maluleke served on the board of SSA as an appointee of the Board of Trustees of the Sasol Khanyisa Employee Share Ownership Trust. She was also a director and treasurer of the Southern African Energy Efficiency Confederation, founded and currently leads an ESG and sustainability advisory firm.

S Subramoney
Nationality:	South African
Qualifications:	BCompt (Hons) (Accounting Science) CA (SA)
Sasol Limited Board Committee Memberships:	Audit Committee Remuneration Committee

Mr Stanley Subramoney has expertise in accounting and auditing and has worked for companies expanding into emerging economies. After qualifying as a chartered accountant, he was appointed audit partner at PricewaterhouseCoopers (PwC) and thereafter, Deputy Chief Executive Officer for PwC Southern Africa and member of the Southern Africa executive committee. Throughout his 27 years in the audit profession, he led complex assignments including representing the firm in several African and global organisational structures. These roles provided him with extensive international exposure with global clients. He is currently the Chief Executive Officer of Menston Holdings, a black-owned diversified investment company established in 2015 which focuses on the food and agriculture, construction and technology sectors. He is also an independent non-executive director on Nedbank Group’s board and is the former chairman of its audit committee.

Senior management—experience

In addition to the three executive directors listed above, we have identified our senior management as the members of our GEC.

Name	Year Born	Position	Nationality	Year Appointed
V Bester	1970	Executive Vice President: Operations and Projects	South African	2024
A G M Gerber	1967	Executive Vice President: International Chemicals	German	2024
C H Herrmann	1973	Executive Vice President: Marketing and Sales Energy and Chemicals Southern Africa	German	2024
A T Makgala	1982	Executive Vice President: People, SHE, Risk and Corporate Affairs	South African	2025
C K Mokoena (1)	1965	Executive Vice President: Human Resources & Corporate Affairs	South African	2017
S D Pillay	1976	Executive Vice President: Business Building, Strategy and Technology	South African	2024
S L Siyaya	1982	Executive Vice President: Mining	South African	2025
H Wenhold (2)	1965	Executive Vice President: Mining, Risk and SHE	South African	2023

(1) Retired as Executive Vice President: Human Resources & Corporate Affairs on 30 September 2025.

(2) Retired as Executive Vice President: Mining, Risk and SHE on 31 August 2025.

V Bester BScEng (Chemical) and Executive Development Programme

Appointed on 1 April 2024, Mr. Victor Bester serves as Executive Vice President for Operations and Projects at Sasol. He leads the safe, sustainable, and reliable execution of Southern African operations, with a strategic focus on gas operations in Mozambique. His mandate includes driving cost-effective production strategies, optimising asset management, and ensuring operational excellence across the region. In this pivotal leadership role, Mr. Bester also oversees Sasol’s Projects and Engineering Centre of Excellence, championing the highest standards of technical assurance and project delivery across the group. With nearly three decades of experience in the oil and gas industry, Mr. Bester brings deep operational insight and strategic leadership to the role. Prior to this appointment, he held several senior positions within Sasol and previously served as Managing Director of both the Chevron South Africa Refinery and SAPREF (South African Petroleum Refineries). These roles solidified his reputation for leading complex refining operations, driving transformation, and delivering results in high-stakes environments.

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

C H Herrmann Diplom-Kaufmann (MBA-equivalent)

Mr Christian Herrmann was appointed as Executive Vice President, Marketing and Sales Energy and Chemicals, Southern Africa on 1 April 2024. Previously he was the Senior Vice President, Performance Solutions at Sasol. Prior to Sasol, he was the leader in the major turnaround of one of America’s iconic companies as Chief Executive Officer of Morton Salt, bringing the strong combination of financial acumen and entrepreneurial approach to improve the value of the company for owners and employees. He developed and implemented a successful business strategy to reignite the Morton Salt business and brand. Mr Herrmann has a Master of Business Administration from Eberhard Karls University in Tuebingen, Germany, and a Bachelor of Business Administration from Johann Wolfgang Goethe University in Frankfurt, Germany. He is certified through the CFA Institute, USA, with Chartered Financial Analyst Designation (CFA).

A T Makgala BSc Mining Engineering, MBA, Business Strategy, Senior Executive Programme – Africa

Ms Thabile Makgala was appointed as the Executive Vice President, People, SHE, Risk and Corporate Affairs on 1 October 2025. Prior to her appointment she served as Vice President for Health, Safety, Environment, Security, Communities and Risk for Rio Tinto’s global Minerals Product Group Operations. Before joining Rio Tinto, she served with commensurate success at Impala Platinum as a mining executive where she delivered record safety and productivity performance at the Marula Platinum mine. Ms Makgala has over 20 years’ global experience operating in the gold, coal, diamond, iron ore, mineral sands and platinum sectors across both operations and technical services, and is a champion for greater equity in the mining sector. She played a leading role in driving transformation in the sector, having served as Chairman of Women in Mining South Africa, where she championed diversity and advancement of women in mining.

C K Mokoena BA Honours (Human Resources Development B Social Sciences), MCom (Leadership Studies) (Cum Laude)

Ms Charlotte Mokoena retired as Executive Vice President, Human Resources and Corporate Affairs on 30 September 2025. She was responsible for the design of global human resources strategies, policies and frameworks at Sasol that enable the organisation to attract, develop and retain key talent. She also focused on stakeholder relations. Prior to her role at Sasol, Ms Mokoena was Human Resources Executive at Tongaat Hulett Limited. She held this position from July 2013. Before this, Ms Mokoena spent 11 years at Telkom South Africa Limited, during which time she held several senior positions spanning the human resources, business consulting and customer services discipline, including Chief of Human Resource and Group Executive: Customer experience management.

S D Pillay BScEng (Chemical), PhD Eng (Chemical)

Dr Sarushen Pillay joined the Group in 2006 and currently holds the position of Executive Vice President: Business Building, Strategy and Technology. During his career he held various leadership positions at most of Sasol’s South African operating facilities. He has been exposed to a broad range of business activities, including roles as Manager, Coal and Environmental Technology, acting Vice President, Coal and Environmental Research, Vice President, Technical Solutions/Environmental Sustainability. Prior to his current position, he was appointed as Senior Vice President, Strategy and Sustainability, Energy

S L Siyaya B.Eng (Mining)

Mr Sandile Siyaya was appointed as the Executive Vice President, Mining on 1 September 2025. Prior to his appointment as EVP, he was appointed as Senior Vice President for Sasol Mining from 1 July 2023 until 31 August 2025. He has spent most of his career at Sasol having been awarded a Sasol bursary to study Mining Engineering. He joined Sasol Mining in 2007 as an EIT (Engineer-in-Training) and quickly progressed to management ranks through his consistent display of excellent leadership skills. He is known for his ability to bring teams together where engaging and inclusive environments are created. He enjoys working in and with diverse teams and has demonstrated his ability to lead multi-disciplinary teams that deliver results. He is well-respected internally as a firm but fair leader.

H Wenhold B.Eng (Mechanical), MBL

Mr Hermann Wenhold retired as the Executive Vice President, Mining, Risk and Safety, Health and Environment on 31 August 2025. Prior to his appointment to the GEC, he served in various leadership roles within the Sustainability, Safety, Health and Environment portfolios and as Senior Vice President Mining from 2022 to 2023. Mr Wenhold was awarded a Sasol bursary in 1984 and started his engineering career at Sasol in 1988, where he gained in-depth operational knowledge in reliability, cost effectiveness and safety of operations through various roles across Sasol’s South African value chain, including Secunda Synfuels, Natref and Mining. Mr Wenhold was appointed as Managing Director of Sasol Mining from 2007 to 2012, and he was reappointed in this role in 2022 to lead a comprehensive business turnaround and culture transformation programme. Between 2013 and 2022, he led the Safety, Health and Environment portfolio for the Sasol Group and was later appointed as Chief Sustainability Officer and Chief Risk Officer, responsible for developing and implementing enterprise functional strategies and managing complexity in Safety, Health and Environment, Enterprise Risk Management and Sustainability.

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

Voluntary Disclosure: Pay equity and Workforce compensation.

As part of our commitment to transparency, fairness, and responsible remuneration practices, we voluntarily disclose key workforce compensation metrics, including pay gaps, and gender pay equity indicators, to provide stakeholders with insight into our approach to equitable pay. For details regarding this disclosure, refer to our Remuneration Report filed as Exhibit 99.2.

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

6.D Employees

The information set forth under “Item 18—Financial Statements—Note 4 Employee-related expenditure” is incorporated by reference.

Remuneration of directors and key personnel is contained in the Remuneration Report, contained in Exhibit 99.2.

Our permanent workforce’s geographic location composition at 30 June 2026 is presented below.

Region	2026	2025	2024

	Number of employees
South Africa	23 047	23 027	23 543
Europe	2 450	2 535	2 600
North America	1 061	1 155	1 285
Other	681	694	713
Total	27 239	27 411	28 141

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

In accordance with the requirements of the South African Companies Act 71 of 2008, as amended (the Companies Act), the following beneficial shareholdings equal to or exceeding 5% of the total issued securities during the last three years were disclosed or established from inquiries as of 30 June 2026.

	2026		2025		2024
	Number of	% of	Number of	% of	Number of	% of
	shares	securities	shares	securities	shares	securities
GEPF(1)	124 641 092	19,24	115 502 696	17,79	110 136 077	16,98
IDC(2)	53 266 887	8,22	53 266 887	8,2	53 266 887	8,21
(1)	Government Employees Pension Fund (GEPF).
(2)	Konoil (Pty) Ltd (Industrial Development Corporation of South Africa Limited (IDC)).

The voting rights of major shareholders do not differ from the voting rights of other shareholders.

As of 31 July 2026, 44 858 209 Sasol ordinary shares, or approximately 6,9% of our total issued securities, were held in the form of ADRs. As of 31 July 2026, 198 record holders in the US held approximately 23,3% of our total issued securities in the form of either Sasol ordinary shares or ADRs.

7.B Related party transactions

There have been no material transactions during the most recent three years, other than as described below, nor are there proposed to be any material transactions at present to which we or any of our subsidiaries are or were a party to and in which any senior executive or director, or 10% shareholder, or any relative or spouse thereof or any relative of such spouse, who shared a home with this person, or who is a director or executive officer of any parent or subsidiary of ours, had or is to have a direct or indirect material interest. Furthermore, during our three most recent years, there has been no, and at 30 June 2026 there was no, outstanding indebtedness to us or any of our subsidiaries owed by any of our executive or independent directors or any associate thereof.

During this financial year, Sasol group of companies, in the ordinary course of business, entered into various purchase and sale transactions with associates, joint ventures and certain other related parties. The effect of these transactions is included in the financial performance and results of the Sasol group.

Amounts due to and from related parties are disclosed in the respective notes to the financial statements for the respective statement of financial position line items. Refer to “Item 18—Financial Statements—Note 34 Related parties” for further details.

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

See Exhibit 1.1 for the Company’s latest MOI.

2. Summary of the MOI with respect to directors

Director’s power to vote in respect of matters in which a director has a material interest. In connection with our MOI and the Companies Act, a director who has a personal financial interest in respect of a matter to be considered at a board of directors’ meeting, or knows that a related person has a personal financial interest in the matter, may not vote on the matter and must, after giving his/her full views on the matter, recuse himself/herself from the meeting. In connection with our board of directors’ charter, directors are appointed on the express agreement that they may be removed by the board of directors if and when they develop an actual or prospective material, enduring conflict of interest with the Company or another group company.

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

Dividend rights, including any time limit after which dividend entitlement lapses and an indication of the party in whose favour this entitlement operates. In connection with our MOI, the Company may make any type of distributions, including in specie distributions and distributions of capital. Only once a dividend is declared by the board of directors, does a shareholder have a right to receive a dividend which may be enforced against the Company.

For more information regarding the payment of dividends on ordinary shares and to holders of ADRs, refer to our Registration Statement.

In connection with the Companies Act, no dividend may be paid unless it reasonably appears that the Company will satisfy the solvency and liquidity test as defined in the Companies Act immediately after completing the proposed distribution; and the board of directors, by resolution, has acknowledged that it has applied the solvency and liquidity test and has reasonably concluded that the Company’s assets equal or exceed the liabilities of the Company and that the Company will be able to pay its debts as they become due in the ordinary course of business for a period of 12 months following the payment of the dividend. If the board of directors resolves that the solvency and liquidity test has been passed, the board of directors may declare a dividend but it must be paid within 120 business days, failing which it is necessary again for the board of directors to consider the solvency and liquidity test.

A dividend entitlement lapses if it is unclaimed by any shareholder for a period of not less than 12 years and the board of directors resolves that it be forfeited. If a dividend is forfeited, it belongs to the Company.

For further information on our dividend policy, see “Item 8.A—Consolidated statements and other financial information” herein and our Registration Statement.

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

4. Changing rights of holders of shares

In connection with our MOI, the rights attached to any shares or the conversion of any of our shares (whether issued or not) into shares of another class, may only be effected by a change to the MOI by special resolution.

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

In connection with the Companies Act, the board of directors or any other person specified in the Company’s MOI, including a shareholder/s holding not less than 10% of the voting rights attached to the shares, may call a shareholders’ meeting at any time. A written and signed demand to convene a shareholders meeting must describe the specific purpose for which the meeting is proposed. The MOI only permits the board of directors or the company secretary (in lieu of the board of directors) and a shareholder/s holding not less than 10% of the voting rights attached to the shares, to convene a shareholders’ meeting.

If the Company is unable to convene a meeting because it has no directors, then in connection with our MOI, any single shareholder entitled to vote may convene a meeting.

If the Company fails to convene a meeting in accordance with its MOI, or as required by the shareholders holding in the aggregate at least 10% of the voting rights as set out above, or within the time periods as required, any shareholder may apply to court for an order to convene a shareholders’ meeting on a date and subject to such terms as a court considers appropriate.

In connection with our MOI, we are required to deliver written notice of shareholders’ meetings to each shareholder and each beneficial holder (being a person whose name is not on the share register but who has the ultimate right to receive distributions or direct how the shares in question are voted or direct when the shares in question are to be disposed of) at least 15 business days before a meeting. The Companies Act also stipulates that delivery of a notice will be deemed to have taken place on the seventh calendar day following the day on which the notice was posted by way of registered post.

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

In connection with our MOI, the quorum necessary for the commencement of a shareholders meeting shall be sufficient persons present at the meeting to exercise, in aggregate, at least 25% of all the voting rights that are entitled to be exercised in respect of at least one matter to be decided at the shareholders meeting but the shareholders’ meeting may not begin unless at least three persons entitled to vote are present. In connection with our MOI, if the required quorum of shareholders is not present within 30 minutes from the time appointed for the meeting to begin, the meeting will be postponed to the next business day and if at such adjourned shareholders’ meeting a quorum is not present within 15 minutes from the time appointed for the shareholders’ meeting, then the persons entitled to vote present shall be deemed to be the requisite quorum. In connection with the Companies Act, no further notice is required of a postponed or adjourned meeting unless the location is different from that of the postponed or adjourned meeting, or is different from a location announced at the time of an adjourned meeting.

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

10.D Exchange controls

South African exchange control regulations are administered by the FSD of the SARB which regulates transactions involving South African residents, as defined in the Exchange Control Rulings, including natural persons and legal entities.

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

Taxation of dividends

A dividends tax was introduced in South Africa with effect from 1 April 2012. In connection with these provisions, a dividends tax at the rate of 20% currently is levied on any dividend paid by a company to a shareholder. The liability to pay such dividends tax is on the shareholder, even though the company generally acts as a withholding agent. In the case of listed shares, the regulated intermediary (being the Central Securities Depository Participant referred to below) is liable to withhold the dividends tax.

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

The definition of a dividend currently means any amount, other than a dividend consisting of a distribution of an asset in specie declared and paid as contemplated in section 31(3), transferred or applied by a company that is a resident (including Sasol) for the benefit or on behalf of any person in respect of any share in that company, whether that amount is transferred or applied by way of a distribution made by the company, or as consideration for the acquisition of any share in that company. It specifically excludes any amount transferred or applied by the company that results in a reduction of so-called contributed tax capital (CTC) or constitutes shares in the company or constitutes an acquisition by the company of its own securities by way of a general repurchase of securities in connection with the JSE Listings Requirements. A distinction is thus made between a general repurchase of securities and a specific repurchase of securities. If the Company embarks upon a general repurchase of securities, the proceeds are not deemed to be a dividend whereas, in the case of a specific repurchase of securities where the purchase price is not funded out of CTC, the proceeds are likely to constitute a dividend.

Taxation of gains on sale or other disposition

South Africa introduced a tax on capital gains effective 1 October 2001, which applies to SA residents and only to non-residents if the sale is attributable to a permanent establishment in SA of the non-resident or if it relates to an interest in immovable property in SA. With effect from 1 October 2007, gains realised on the sale of ordinary shares are automatically deemed to be on capital account, and therefore, subject to capital gains tax, if the ordinary shares have been held for a continuous period of at least three years by the holder thereof. This deeming provision is limited to ordinary shares and does not extend to preference shares or ADSs. The meaning of the word “resident” is different for individuals and corporations and is governed by the SA Income Tax Act, 58 of 1962 (the Income Tax Act) and by the Treaty. In the event of conflict, the Treaty, which contains a tie breaker clause or mechanism to determine residency if a holder is resident in both countries, will prevail. In connection with the Income Tax Act and the Treaty, a US resident holder of shares or ADSs will not be subject to capital gains tax on the disposal of securities held as capital assets unless the securities are linked to a permanent establishment conducted in SA. In contrast, gains on the disposal of securities which are not capital in nature are usually subject to income tax. However, even in the latter case, a US resident holder will not be subject to income tax unless the US resident holder carries on business in SA through a permanent establishment situated therein. In such a case, this gain may be subject to tax in SA, but only so much as is attributable generally to that permanent establishment.

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

A security is also defined as a depositary receipt in a company. Accordingly, STT is payable on the transfer of a depositary receipt issued by a company. Generally, the central securities depository that has been accepted as a participant in connection with the Financial Markets Act, 19 of 2012 (that commenced on 3 June 2013) is liable for the payment of the STT, on the basis that the STT is recoverable from the person to whom the security is transferred.

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

This summary does not address all aspects of US federal income taxation that may apply to holders that are subject to special tax rules, including US expatriates, insurance companies, tax-exempt organisations, banks, financial institutions, regulated investment companies, persons subject to the alternative minimum tax or the 3,8% Medicare tax on net investment income, securities broker-dealers, traders in securities who elect to apply a mark-to-market method of accounting, persons holding their shares or ADSs as part of a straddle, hedging transaction or conversion transaction, persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, persons who directly or indirectly hold more than 10% of Sasol’s shares (by vote or value), partnerships or other pass-through entities or arrangements or persons whose functional currency is not the US dollar. Such holders may be subject to US federal income tax consequences different from those set forth below.

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

Passive foreign investment company considerations

A non-US corporation is a passive foreign investment company in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (a) at least 75% of its gross income is passive income or (b) at least 50% of the quarterly average of its assets is attributable to assets that produce or are held to produce passive income. Sasol believes that it should not be classified as a PFIC for US federal income tax purposes for the taxable year ended 30 June 2026. US holders are advised, however, that this conclusion is a factual determination that must be made annually and thus may be subject to change. If Sasol were to be classified as a PFIC, the tax on distributions on its shares or ADSs and on any gains realised upon the disposition of its shares or ADSs may be less favourable than as described herein. Furthermore, dividends paid by a PFIC are not “qualified dividend income” and are not eligible for the reduced rates of taxation for certain dividends. In addition, each US person that is a shareholder of a PFIC, may be required to file an annual report disclosing its ownership of shares in a PFIC and certain other information. US holders should consult their own tax advisors regarding the application of the PFIC rules (including applicable reporting requirements) to their ownership of the shares or ADSs.

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

10.F Dividends and paying agents

Not applicable.

10.G Statement by experts

Not applicable.

10.H Documents on display

All reports and other information that we file with the SEC may be obtained, upon written request, from J.P. Morgan, as depositary for our ADSs at its Corporate Trust office, located at 270 Park Avenue, Floor 8, New York, NY 10017. These reports and other information can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. These reports may also be accessed via the SEC’s website (www.sec.gov). Also, certain reports and other information concerning us will be available for inspection at the offices of the NYSE. In addition, all the statutory records of the company and its subsidiaries may be viewed at the registered address of the company in South Africa.

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

								Fair
Liabilities—notional	2027	2028	2029	2030	2031	Thereafter	Total	Value

	(Rand in millions)
Fixed rate (Rand)	—	—	—	—	—	1 164	1 164	1 164
Average interest rate	8%	8%	8%	8%	8%	8%	—	—
Variable rate (Rand)	1 326	1 355	1 335	121	5 402	—	9 539	9 487
Average interest rate	9,69%	9,91%	10,23%	10,45%	10,46%	—	—	—
Fixed Rate (US$)	23 181	(52)	16 348	(29)	13 909	12 264	65 621	65 360
Average interest rate	5,81%	6,18%	5,74%	4,44%	4,46%	4,50%	—	—
Variable rate (US$)	(8)	1 856	2 613	11 589	—	—	16 050	16 110
Average interest rate	5,65%	5,67%	5,72%	5,75%	5,38%	5,38%	—	—
Fixed rate (Euro)	—	—	—	—	—	—	—	—
Average interest rate	—%	—%	—%	—%	—%	—%	—	—
Variable ratio (Euro)	—	—	—	—	—	—	—	—
Average interest rate	—%	—%	—%	—%	—%	—%	—	—
Total	24 499	3 159	20 296	11 681	19 311	13 428	92 374	92 121

							Total
	2027	2028	2029	2030	2031	Thereafter	Maturity

	(Rand in millions)
Foreign Currency Derivatives—held for trading*
US$
Foreign exchange zero‑cost collars	441	—	—	—	—	—	441
Forward exchange contracts	147	—	—	—	—	—	147
Currency put option (Rand/Dollar)	50	—	—	—	—	—	50
Euro
Foreign Exchange Contracts	(110)	—	—	—	—	—	(110)
Commodity derivatives—held for trading*
Crude oil
Crude oil futures	7 726	—	—	—	—	—	7 726
Crude oil put spread option	397	—	—	—	—	—	397
Crude oil put with call spread option	(83)	—	—	—	—	—	(83)

Other foreign exchange derivatives	158	203	203	275	275	5 506	6 620
Other commodity derivatives	8	—	—	—	—	—	8
*

Held for trading derivatives are entered into in the normal course of business to mitigate our exposure to foreign exchange rates, interest rates and commodity prices. For more information relating to contract amounts, weighted average strike prices, notional amounts and weighted average pay rate refer to “Item 18—Financial Statements—Note 35 Financial risk management and financial instruments” herein.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A Debt securities

Not applicable.

12.B Warrants and rights

Not applicable.

12.C Other securities

Not applicable.

12.D American depositary shares

12.D.1 Depositary name and address

J.P. Morgan Chase Bank, N.A. 270 Park Avenue, Floor 8, New York, NY, 10017

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

Service	Fees (US$)
Depositing or substituting the underlying shares	Up to US$5,00 per 100 ADS
Receiving or distributing dividend	Up to US$0,05 per ADS
Selling or exercising rights	Up to US$5,00 per 100 ADS
Withdrawing an underlying security	Up to US$5,00 per 100 ADS

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

12.D.4 Depositary payments for 2026

J.P Morgan paid an amount of US$2 158 966,14 to Sasol on 24 August 2026 in respect of annual contributions.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure controls and procedures

The Company’s Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the group’s disclosure controls and procedures (required by Rule 13a-15(b) under the Exchange Act) as of 30 June 2026. Based on this evaluation, the Company has concluded that its disclosure controls and procedures were ineffective as of 30 June 2026 due to the existence of certain material weaknesses in its internal control over financial reporting, as described further below.

As disclosed in our previously filed annual reports on Form 20-F, the Company has identified material weaknesses in its ICFR. During the year ended 30 June 2026, management undertook remediation measures to address these previously identified material weaknesses. As a result of these efforts, as of 30 June 2026, two material weaknesses, both first identified in our Form 20-F for the year ended 30 June 2025 (2025 Form 20-F) have been remediated. These material weaknesses related to:

(i)	ineffective IT general controls over user access and the management of changes to certain financial reporting systems for the South African operations; and
(ii)	ineffective design and implementation of controls related to the implementation of a new ERP system at an Italian subsidiary that forms part of the Chemicals Eurasia segment.

Management further evaluated the Company’s internal control over financial reporting during the 2026 reporting period and determined that the Company has made measurable progress in addressing the remaining previously identified material weaknesses. However, as of 30 June 2026, management concluded that the following material weaknesses, which were first identified in our Form 20-F for the year ended 30 June 2024 (2024 Form 20-F), had not yet been remediated:

(i)

inadequate design and implementation of risk assessment processes including those relating to the methodology for the process for determining material entities for internal control over financial reporting purposes;

(ii)

lack of adequate resources and understanding of the application of ICFR resulting in ineffective design and implementation of internal controls across the South African businesses, particularly as it pertains to the level of precision and evidence of review, including the completeness and accuracy of the information relied upon; and

(iii)	inadequate design and execution of controls over revenue recognition processes and supporting systems at the South African operations.

Management also concluded that the remaining material weakness identified in our 2025 Form 20-F, relating to insufficient precision in determining the completeness and accuracy of information used in Southern African impairment processes, had not yet been remediated.

Notwithstanding these material weaknesses, management has concluded that, as of 30 June 2026, the consolidated financial statements in this annual report on this Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in accordance with IFRS, as issued by the IASB.

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

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance as to the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB. It includes those policies and procedures that:

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even effective processes of internal control over financial reporting can provide only reasonable assurance with respect to the reliability of financial reporting and preparation of financial statements for external purposes. Management assessed the effectiveness of the Company’s internal control over financial reporting as of 30 June 2026 using the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control—Integrated Framework (2013)”.

Based on its assessment, management has determined that the Company’s internal control over financial reporting is ineffective as of 30 June 2026 due to the existence of the material weaknesses described below.

Material weaknesses in Internal Control over Financial Reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Previously identified material weaknesses not yet resolved

(i)	Inadequate design and implementation of risk assessment processes, including those relating to the methodology for the process for determining material entities, for internal control over financial reporting purposes.

As previously disclosed in our Form 20-Fs, management identified a material weakness over the methodology for scoping and evaluating entities across the group for internal control over financial reporting purposes. Management further concluded that existing documented processes and related ICFR risk assessments were not performed in a timely manner and that the Company’s current risk assessment framework and related documentation processes are insufficient.

(ii)	Lack of adequate resources and understanding of the application of ICFR resulting in ineffective design and implementation of internal controls across the South African businesses particularly as it pertains to the level of precision and evidence of review, including the completeness and accuracy of the information relied upon.

As previously disclosed in our Form 20-Fs, management identified a material weakness arising from a lack of adequate resources and understanding of the application of internal control over financial reporting. This material weakness resulted in the ineffective design and implementation of business process and system reliant internal controls across the South African businesses to prevent or timely detect material misstatements as result of: (i) the lack of documented, standardised control processes that are sufficiently detailed to ensure information used in the execution of controls is accurate and complete and that automated system functionality operates as intended; (ii) the lack of a standardised process requirements and procedures for documenting evidence that controls are being executed to the requisite level of precision; and (iii) the failure to maintain records reflecting such evidence. The impact of this material weakness is pervasive to the company’s internal control over financial reporting of the South African businesses.

(iii)	Inadequate design and execution of controls over revenue recognition processes and supporting systems at the South African operations

As previously disclosed in our 2025 Form 20-F, management identified a material weakness relating to inadequate design and execution of controls over revenue recognition processes and supporting systems at the South African operations.

This material weakness primarily relates to the completeness and accuracy of volume and pricing information transferred through system interfaces.

The previously disclosed overstatement of revenue and materials, energy and consumables within Sasol Oil was caused by the inadequate design and execution of controls over revenue recognition processes and supporting systems at the South African businesses and was corrected prior to the issuance of the Company’s consolidated financial statements for the year ended 30 June 2024.

(iv)	Insufficient precision in determining the completeness and accuracy of information used in Southern African impairment processes

As previously disclosed in our 2025 Form 20-F, management identified a material weakness relating to the design and implementation of controls over the Southern African impairment processes. Management concluded that these controls required greater precision to ensure the completeness and accuracy of financial and operational information, and assumptions input in impairment assessments, and to prevent or detect a material misstatement on a timely basis.

These material weaknesses resulted in no material misstatements in the 2026 financial statements, however, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis.

(c)Attestation report of the registered public accounting firm

Our independent registered public accounting firm, KPMG Inc, who audited the consolidated financial statements included in this Annual Report on Form 20-F, issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting. KPMG Inc’s report appears on page F-1 of this annual report on Form 20-F.

(d)Changes in internal control over financial reporting

Remediation of previously identified material weaknesses

(1)	Ineffective IT general controls over user access and the management of changes to certain financial reporting systems for the South African operations.

In our 2025 Form 20-F, management identified a material weakness relating to ineffective IT general controls over user access and the management of changes to certain ERP and other financial reporting systems supporting the South African operations. The material weakness related primarily to internal control design deficiencies based on: (i) inadequate design of controls to restrict privileged access to certain financial reporting systems; (ii) inadequate resources to execute controls; and (iii) lack of adequate controls to prevent unauthorised system changes.

During the financial year ended 30 June 2026, management implemented remediation measures to address the underlying causes of this material weakness. These measures included enhancing user access, privileged access and change management controls; implementing additional controls over database administration and privileged database access; strengthening IT controls within key financial reporting systems and related access management platforms;

enhancing vulnerability management processes; addressing relevant service organisation control report considerations; increasing IT assurance and SOX compliance capacity, including filling of key vacancies; providing targeted support and training to enhance the teams’ understanding of ICFR requirements; and updating SOX control documentation to better align control design and execution with identified risks.

Management assessed the remediated controls over a sufficient period and completed testing to determine whether they were designed and operating effectively. Based on the remedial actions implemented, the sustained operation of the remediated controls and the results of management’s testing, management concluded that the material weakness had been remediated as of 30 June 2026.

(2)	Ineffective design and implementation of controls over the implementation of a new ERP system at an Italian subsidiary that forms part of the Chemicals Eurasia segment.

In our 2025 Form 20-F, management identified a material weakness relating to the ineffective design and implementation of controls over the implementation of a new ERP system at an Italian subsidiary within the Chemicals Eurasia segment. The material weakness arose from deficiencies in project governance over (i) the design of effective controls over the ERP implementation to ensure appropriate data conversion and data integrity; (ii) the provision of sufficient end-user training and guidance documentation to support effective system operation and execution of responsibilities; and (iii) testing of comprehensive set of scenarios as part of user acceptance testing to verify system technical performance.

During the financial year ended 30 June 2026, management implemented remediation measures to address the underlying causes of this material weakness. These measures included enhancing project governance and oversight over ERP implementations by embedding SOX compliance requirements into project risk management and governance processes; remediating identified control design and operating effectiveness deficiencies; strengthening end-user training, data migration validation, and post-conversion data review procedures; expanding user acceptance testing to include additional end-to-end business scenarios and SOX control testing; establishing formal documentation and evidence retention requirements; and enhancing access management and privileged access monitoring controls. These additional controls implemented as part of the remediation process for this material weakness have also been incorporated into subsequent ERP deployment activities to strengthen control design, testing and implementation processes.

Management assessed the remediated controls over a sufficient period and completed testing to determine whether they were designed and operating effectively. Based on the implementation of the remediation plan, the sustained operation of the remediated controls and the results of management’s testing, management concluded that the material weakness had been remediated as of 30 June 2026.

Remediation measures on open material weaknesses

The Company remains committed to ensuring a strong internal control environment. Management, with oversight from the Audit Committee, continues to implement and, where necessary, refine its remediation plans to address the material weaknesses previously identified. Remediating these deficiencies remains a key priority for the Company, and management has made measurable progress during the year in implementing remedial actions designed to address the underlying causes of the material weaknesses.

The Company continues to advance its remediation activities in accordance with the established remediation plan, During the financial year ended 30 June 2026, management implemented, a broad range of remedial measures and made meaningful progress on additional remediation activities that remain ongoing, designed to address the underlying causes of the material weaknesses previously identified in our 2025 Form 20-F and strengthen the Company’s internal controls over financial reporting. These measures include:

●	Risk Assessment Framework Enhancements: Management enhanced the Company’s ICFR risk assessment framework through updated guidance, completion of group-level and selected process-level risk assessments and risk workshops across certain key financial reporting processes to identify areas requiring control enhancements. Completion of the remaining process-level risk assessments and related remediation activities remain in progress and are expected to continue during the financial year ending 30 June 2027.
●	Scoping Methodology and System Enablement: Management enhanced its SOX scoping methodology to strengthen the identification and assessment of material entities, significant accounts, relevant financial reporting risks and financial reporting systems. During the financial year ended 30 June 2026, the Company applied the enhanced scoping methodology using the new implemented system-enabled scoping solution and further refined the solution and related process during the year-end scoping activities. Further refinement of the scoping process remains ongoing.
●	SOX Governance, Standards and Framework Compliance: Management enhanced the Company’s SOX sustainment framework through updates to standards and guidance supporting ICFR compliance. Management also implemented framework compliance monitoring capabilities and established enterprise-level controls linked within a system solution to the COSO framework to strengthen oversight, monitoring and accountability over the Company’s internal control environment. Management continues to refine certain of its enterprise-level controls to further strengthen framework compliance.
●	Process Documentation and Risk Identification: Management continued to document, review and enhance financial reporting processes across the South African and Eurasian businesses. During the financial year ended 30 June 2026, management made substantial progress in documenting and updating process flows, including those supporting revenue recognition in South Africa, documenting control activities and evaluating system interfaces supporting financial reporting processes. The update and refinement of certain process documentation remain in progress and will continue during the financial year ending 30 June 2027 as part of management’s ongoing remediation activities. Management will continue to develop and finalise a formal process to support the ongoing maintenance, review and updating of process documentation.
●	Control Design and Control Execution Enhancements: Management enhanced control execution and management review practices across key financial reporting processes to improve control precision and evidence of execution. Remediation activities include strengthening controls over the completeness and accuracy of information used in control execution, enhancing documentation and evidence retention requirements, and redesigning selected controls to more effectively address identified financial reporting risks. Management continues to monitor the effectiveness of these enhancements and implement additional improvements as required.
●	Training and Awareness: Management provided targeted SOX and SEC reporting training to control owners, process owners and senior management to reinforce internal control responsibilities, control execution requirements and governance expectations. Management believes these activities have contributed to improved awareness and consistency in the execution of controls. Additional training initiatives and awareness activities remain in development to further support sustainable internal control practices across the organisation.
●	Eurasia Control Environment: Management completed risk assessment activities, process flow documentation and related control enhancements for the Eurasian businesses to address previously identified control design and execution deficiencies and strengthen the related internal control environment. As a result of these actions, the Eurasian businesses are no longer included within the remaining material weakness relating to the lack of adequate resources and understanding of the application of ICFR.
●	SOX Organisational Structure and Resources: Management strengthened its SOX governance capability by filling key vacancies within the SOX organisation, engaging additional external resources to support remediation activities, and enhancing capacity to support risk assessment, monitoring and compliance activities. The Company continues to assess the resources, capabilities and organisational structure required to support the long-term sustainability of its internal control over financial reporting program.
●	Revenue System Interfaces and Third-Party Systems: Management enhanced its understanding of the controls required over revenue-related system interfaces and third-party applications supporting revenue recognition processes. Remediation activities included the identification and evaluation of revenue-related systems, interfaces and third-party service providers, assessment of related control requirements, and progressing the design of additional controls to improve the completeness and accuracy of information utilised in revenue recognition processes. These activities also supported the identification of control enhancements required over revenue processes and related technology environments. The implementation of these remediation activities will continue in the financial year ending 30 June 2027, including the completion of control enhancements and the evaluation of remaining system interface and third-party service provider risks.
●	Impairment Process Control and System Solution Enhancements: Management enhanced controls over the Southern African impairment process, including controls over key financial and operational inputs, impairment methodologies, significant assumptions, model outputs and other information used in impairment assessments. Remediation activities included strengthening review and analytical procedures and improving controls over the completeness and accuracy of information incorporated into impairment assessments. Management also enhanced the impairment system solution by implementing additional workflow, validation and automated control capabilities to strengthen governance over impairment calculations and the completeness and accuracy of related inputs and outputs. Management will continue to refine certain impairment controls to ensure completeness and accuracy of model inputs and further simplify and standardise aspects of the Southern African impairment process and system solution during the financial year ending 30 June 2027.

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

See “Risk Factors – Our shareholders might lose confidence in our financial and other public reporting if we continue to identify material weaknesses, and fail to maintain an effective system of ICFR which in turn may adversely affect our share price”.

Except for the identification of the material weaknesses and the remediation procedures implemented by the Company described above, there have been no changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13(a) - 15 during the year ended 30 June 2026 that have materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.

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

		Audit‑		All
	Audit	related	Tax	other
	fees	fees (2)	fees (2)	fees (2)	Total

	(Rand in millions)
2026(1)	182	12	—	4	198
2025(1)	160	7	—	4	171
(1)	In respect of our audit committee approval process, all non-audit and audit fees paid to KPMG in 2026 and 2025 have been pre-approved by the audit committee.
(2)	The audit committee approved non-audit services of 9% (2025: 7%) in relation to audit fee.

Audit fees consist of fees billed for the annual audit of the Company’s consolidated financial statements, review of the group’s ICFR in accordance with Section 404 of the Sarbanes-Oxley Act and the audit of statutory financial statements of the Company’s subsidiaries, including fees billed for assurance and related services that are reasonably related to the performance of the audit or reviews of the Company’s financial statements that are services that only an external auditor can reasonably provide.

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

Audit Committee approval policy

In accordance with our audit committee pre-approval policy, all audit and non-audit services performed for us by our independent registered public accounting firm were approved by the audit committee of our board of directors, which concluded that the provision of such services by the independent registered public accounting firm was compatible with the maintenance of that firm’s independence in the conduct of its auditing functions.

In connection with our policy, non-audit services not exceeding R2 million that fall into the categories set out in the pre-approval policy, do not require pre-approval by the audit committee, but are pre-approved by the Senior Vice President: Financial Controlling and Governance. All non-audit services exceeding R2 million are pre-approved by the Chief Financial Officer. The audit committee is notified twice a year of services approved within this threshold and ratifies it as such.

The total aggregate amount of non-audit fees in any one financial year must be less than 20% of the total audit fees for Sasol’s annual audit engagement, unless otherwise directed by the audit committee. In addition, services to be provided by the independent registered public accounting firm that are not within the category of approved services must be approved by the audit committee prior to engagement, regardless of the service being requested and the amount, but subject to the restriction above.

Requests or applications for services that require specific separate approval by the audit committee are required to be submitted to the audit committee by both management and the independent registered public accounting firm and must include a detailed description of the services to be provided and a joint statement confirming that the provision of the proposed services does not impair the independence of the independent registered public accounting firm.

No work was performed by persons other than the principal accountant’s employees on the principal accountant’s engagement to audit Sasol Limited’s financial statements for 2026.

Item 16.D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16.E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

				Total	Maximum
				number of	number of
				Shares	shares
	Total	Average	Shares	Purchased	that may
	number of	price	cancelled	as part of	yet be
	ordinary	paid	under the share	Publicly	purchased
	shares	per	repurchase	Announced	under the
Period	repurchased	share	scheme	programmes	programmes
For the year ended 30 June 2026	—	—	—	—	—
2025-07-01 to 2026-06-30	—	—	—	—	—
	—		—	—

Item 16.F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

Item 16.G CORPORATE GOVERNANCE

Sasol maintains a primary listing of its ordinary shares and Sasol BEE ordinary shares on the Johannesburg Stock Exchange operated by the JSE and a listing of ADRs on the NYSE. We have compared our corporate governance practices to those for domestic US companies listed on the NYSE and confirm that we comply substantially with such NYSE corporate governance standards and there were no significant differences at 30 June 2026.

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

Item 16.K CYBERSECURITY

Risk Management and Strategy

Sasol considers cybersecurity as a top risk and has mature governance and assurance management processes in place to provide oversight over the following:

●	Identification and understanding of the risk;
●	Implementation of preventative and corrective controls;
●	Execution and monitoring of mitigating controls;
●	Governance, assurance, and reporting of the process’s efficacy; and
●	Continuous analysis and improvement of our cybersecurity processes to ensure we are able to respond to an ever-changing threat landscape.

To further support this, our governance uses multiple levels of assurance by segregated and independent parties, consisting of:

●	Level 1 & 2 risk measures which focuses on assurance activities performed by employees and management within the function;
●	Level 3 assurance, which is performed by independent internal audit function;
●	Level 4 assurance, which is done by external independent assurance providers; and finally
●	Level 5 assurance is the accountability of the Sasol Group Executive Committee (GEC), who are the oversight body guiding cybersecurity posture, risk mitigation and information security controls.

In addition, several penetration, red-teaming, and simulation exercises are conducted annually to continuously strengthen governance controls.

Refer to “Item 3.D. Risks related to information management” on cybersecurity risks.

From a framework perspective, Sasol aligns with the NIST Cybersecurity Framework (CSF) and Center for Internet Security (CIS) control benchmarks. A well-defined Incident response plan is in place, which is tested and continuously improved on a quarterly basis. Sasol’s Cybersecurity team makes use of threat intelligence, penetration testing, red-teaming, third party risk management and vulnerability management to reduce Sasol’s attack surface, in addition to several mechanisms for detecting and responding to anomalies. Sasol leverages a combination of in-house and external cybersecurity expertise to detect, protect, respond and remediate cyber threats. The Chief Information and Digital Officer (CIDO) and Head of Cybersecurity are accountable for reporting to the GEC and the Audit Committee through the Information Management and Digital Executive committee on the prevention, detection, mitigation and remediation of all cybersecurity threats and incidents.

Sasol has not experienced a cybersecurity incident that had a material impact on our business strategy, operations, or financial reporting in the last financial year.

Despite this, we are cognisant that cyber-attacks are increasing in both volume and sophistication, particularly with the growing use of AI to enhance adversary capabilities. In response to the evolving cyber threat landscape, Sasol is continuously strengthening its cyber security posture by evolving its control environment, actively leveraging AI to enhance detection and response across Sasol’s defence-in-depth strategy.

Governance

The Information Management and Digital function reports to the Audit Committee, which is a sub-committee of the Sasol Limited Board. The Audit Committee provides oversight of key cybersecurity risk across Sasol, including the effectiveness of the cyber security strategy, major investments and initiatives, security incidents and controls. Structured processes are in place through the Sasol GEC to ensure the Board of Directors and Audit Committee members are informed of emerging cyber threats, and potential and actual incidents on a quarterly basis.

Leading Cybersecurity Management

The board member accountable for Information Management and Digital is the Executive Vice President: Commercial and Legal, who is supported by the Group’s appropriately experienced CIDO. Sasol’s CIDO has a Master of Business Administration, a BCom Honors in Information Systems and BSc in Computer Science with more than 20 years’ experience in IT leadership. The Head of Cyber Security holds a qualification in Computer Science and 29 years’ experience in IT in various disciplines.

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

Item 18. FINANCIAL STATEMENTS

The following consolidated financial statements, together with the auditors’ report of KPMG Inc (PCAOB ID No. 1025) for 2026, 2025 and 2024 are filed as part of this annual report on Form 20-F:

Index to Consolidated Financial Statements for the years ended 30 June 2026, 2025 and 2024

Report of the Independent Registered Public Accounting Firm (KPMG)	F-1
Consolidated Financial Statements*
Supplemental Oil and Gas Information (Unaudited) Prepared according to ASC 932.	G-1
*	Refer to “Item 18—Financial Statements” which have been incorporated by reference.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sasol Limited

Opinion on Internal Control Over Financial Reporting

We have audited Sasol Limited and subsidiaries’ (the Group) internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses, described below, on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Group as of 30 June 2026 and 2025, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 30 June 2026, and the related notes (collectively, the consolidated financial statements), and our report dated 1 September 2026 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to the following have been identified and included in management’s assessment.

●	Inadequate design and implementation of risk assessment processes, including those relating to the methodology for the process of determining material entities, for internal control over financial reporting (ICFR) purposes;
●	Lack of adequate resources and understanding of the application of ICFR resulting in ineffective design and implementation of internal controls across the South African businesses, particularly as it pertains to the level of precision and evidence of review, including the completeness and accuracy of the information relied upon
●	Inadequate design and execution of controls over revenue recognition processes and supporting systems at the South African operations
●	Insufficient precision in determining the completeness and accuracy of information used in Southern African impairment processes

The material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2026 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

Johannesburg, South Africa
1 September 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sasol Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Sasol Limited and subsidiaries (the Group) as of 30 June 2026 and 2025, the related consolidated income statements, statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended 30 June 2026, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 30 June 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended 30 June 2026, in conformity with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated 1 September 2026 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

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

Impairment assessment of non-financial assets related to certain cash generating units

As discussed in Notes 16 and 14 to the consolidated financial statements, the Group’s consolidated property, plant and equipment and right of use assets at 30 June 2026 amount to R 146 710 million and R 11 375 million, respectively, a portion of which related to certain cash generating units (“CGUs”) in some of which management recognised an impairment of R 16 504 million. As discussed in Note 8, the Group assesses property, plant and equipment and right of use assets for impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The recoverable amount of the assets assessed for impairment is determined based on an estimate of the recoverable amount for the CGUs, using a discounted cash flow model that requires management to estimate the present value of future cash flows, discounted using a suitable discount rate.

We identified the evaluation of the impairment assessment of the Group’s consolidated property, plant and equipment and right of use assets related to certain Southern African and US Chemicals CGUs as a critical audit matter. Minor changes to certain assumptions would have had a significant effect on the determination of the recoverable amounts. There was a high degree of auditor judgment involved in evaluating certain assumptions applied in the discounted cash flow models, specifically:

◾	Long-term average: USD/ZAR exchange rate, brent crude oil price, US ethane & ethylene chemical prices and certain other chemical prices used in the assessment of the recoverable amounts
◾	Weighted average cost of capital (“WACC”) rates for South Africa, Mozambique and the US
◾	Forecast sales volumes and gross margins for the US Chemicals CGUs
◾	Impact of the proposed Carbon tax legislation on the Southern Africa Integrated Value Chain (“SA IVC”) cash flow assumptions
◾	Impact of implementing the Group’s Emissions Reduction Roadmap (“ERR”) on the South Africa IVC cash flow assumptions

The following are the primary procedures we performed to address this critical audit matter:

◾	We performed sensitivity analyses over the key assumptions, as defined above, used to determine the recoverable amounts to assess the impact of changes in those assumptions on the recoverable amounts
◾	We compared the forecasted cash flows related to certain Southern African and US Chemicals CGUs used in the recoverable amount analysis against actual past performance and previous forecasts to assess the Group’s ability to forecast its cash flows
◾	We evaluated the appropriateness of the impact of management’s ERR adjustments on the value-in-use calculations through the following procedures: we held discussions with management and evaluated whether the emissions reduction roadmap adjustments are reasonable by assessing their consistency with management’s approved plans and publicly available information.
◾	We involved valuation professionals with specialised skills and knowledge, who assisted the audit team in:
o	evaluating the Group’s WACC rates, USD/ZAR exchange rate, Brent crude oil price, US ethane & ethylene, and certain other chemical prices by comparing with publicly available data
o	developing an expectation of the US Chemicals CGU’s revenue growth rates and gross margins based on comparable market information and comparing those rates to the rates used by management

◾	We also involved taxation professionals, with specialised skills and knowledge, who assisted in evaluating the reasonableness of the impact of the estimated carbon tax rate on the impairment assessments by comparing the carbon tax assumptions made by management with the requirements of the latest Carbon Tax legislation in South Africa.

Evaluation of the environmental provisions related to certain sites within South Africa and Mozambique

As discussed in Note 29 of the consolidated financial statements, the Group has recorded environmental provisions of R 14 504 million as of 30 June 2026, a portion of which relates to certain sites within South Africa and Mozambique. The environmental obligation includes estimated costs for the rehabilitation of coal mining, oil, gas, and petrochemical sites. In accordance with the Group’s published environmental policy and applicable legislation, the provision for environmental rehabilitation is recognised when the obligation arises, representing the estimated cash flows in the period in which the obligation is settled.

We identified the evaluation of the environmental provisions related to certain sites within South Africa and Mozambique as a critical audit matter. This matter required especially challenging, subjective and complex auditor judgement, including specialised skills and knowledge in evaluating the Group’s environmental provision related to these sites, including:

◾	The selection of methods to estimate the closure costs; and
◾	The reasonableness of the unit rates used for certain cost estimates

The following are the primary procedures we performed to address this critical audit matter:

We involved environmental rehabilitation professionals, with specialised skills and knowledge, who assisted us in:

●	Evaluating the closure and rehabilitation plans against applicable regulatory and legislative requirements;
●	Evaluating the methodology used by the Group’s internal and external experts against industry practice and our understanding of the business; and
●	Assessing the reasonableness of the cost estimates against the closure and rehabilitation plan.

/s/ KPMG Inc.

We have served as the Group’s auditor since 2024.

Johannesburg, South Africa
1 September 2026

SUPPLEMENTAL OIL AND GAS INFORMATION (unaudited)

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 932, “Extractive Industries—Oil and Gas”, and regulations of the SEC, this section provides supplemental oil and gas information separately about our natural oil and gas exploration and production operations, as managed by Regional Operations and Asset Services (ROAS), which forms part of our Gas segment; and about our coal mining operations and the conversion of coal reserves to synthetic oil, as managed by our Mining segment and Secunda Operations.

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

	Natural Oil and Gas - Mozambique
	(Rand in millions)
Year ended 30 June	2026	2025	2024
Acquisition of proved properties	—	—	—
Acquisition of unproved properties	—	—	—
Exploration	139,5	1 145,2	194,2
Development	1 144,0	2 114,8	6 018,0
Total costs incurred(1)	1 283,5	3 260,0	6 212,2
(1)

In addition to cost incurred above, capitalised asset retirement obligation costs (including relevant movements arising from subsequent changes) relating to these assets, amount to R738 million (2025: (R73 million); 2024: (R399 million)).

TABLE 2—CAPITALISED COSTS RELATING TO OIL AND GAS PRODUCING ACTIVITIES

The table below summarises the aggregate amount of property, plant and equipment and intangible assets relating to natural oil and gas exploration and production activities, and the aggregate amount of the related depreciation and amortisation.

Natural Oil and Gas - Mozambique
(Rand in millions)
Year ended 30 June	2026	2025	2024
Proved properties	39 060,9	35 488,9	31 013,0
Producing wells and equipment	36 182,7	14 321,6	12 716,4
Non-producing wells and equipment	2 878,2	21 167,3	18 296,6
Unproved properties	3 426,6	3 985,5	3 184,5
Capitalised costs	42 487,5	39 474,4	34 197,5
Accumulated depreciation and valuation allowances	(24 059,3)	(17 385,5)	(9 693,4)
Net book value	18 428,2	22 088,9	24 504,0

TABLE 3—RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The results of operations for natural oil and gas producing activities are summarised in the table below.

	Natural Oil and Gas - Mozambique
	(Rand in millions)
Year ended 30 June	2026	2025	2024
Sales to unaffiliated parties	1 057,0	983,0	1 018,8
Transfers to affiliated parties	5 910,6	6 231,6	5 456,0
Total revenues	6 967,6	7 214,6	6 474,8
Production costs(1)	(1 092,0)	(112,8)	(1 519,4)
Foreign currency translation (losses)/gains	(135,9)	39,9	306,7
Exploration expenses	(165,5)	(510,1)	(252,8)
Valuation provision(2)	(5 389,9)	(5 455,2)	882,5
Depreciation	(1 273,1)	(989,7)	(495,1)
Operating (loss)/profit(3)	(1 088,8)	186,7	5 396,7
Tax	352,8	(694,1)	(1 090,8)
Results of operations	(736,0)	(507,4)	4 305,9
(1)	Production cost includes the asset retirement obligation movements of R681 million in 2025 and (R583 million) in 2024. Production costs have been revised for 2025 and 2024.
(2)	Valuation provision includes an impairment of R3 822 million (2025: R3 142 million; 2024: (R1 143 million)) related to the Pande-Temane PSA asset, R1 534 million (2025: R934 million; 2024: R134 million) related to the integrated value chain impairment assessment allocation and impairment of exploration assets of R36 million (2025: R1 251 million; 2024: None).

(3)Exclude notional interest on asset retirement obligations of R189 million (2025: R265 million; 2024: R261 million).

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

The table below summarises the proved developed and proved undeveloped reserves of natural oil and gas, as at 30 June 2026 and the two previous years, along with volumes produced during the year. The table also presents the changes in the proved reserves and the reasons for the changes, over the last three years.

As at 30 June 2026, the total proved reserve estimate for natural oil and gas is 75,7 million barrels in oil equivalent terms (6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil and 1 tonne of LPG is equivalent to 11,6 barrels of oil).

	Crude oil and condensate(2) (3)	Natural gas(2)	Oil equivalent(2)
	Mozambique(1)	Mozambique(1)	Mozambique(1)
	Millions of barrels	Billions of cubic feet	Equivalent, Millions of barrels
Balance at 30 June 2023	5,2	729,5	126,8
Revisions	(1,3)	0,4	(1,3)
Improved recovery	—	16,7	2,7
Production(4)	(0,2)	(120,6)	(20,2)
Balance at 30 June 2024	3,7	626,0	108,0
Revisions	(0,1)	40,9	6,7
Improved recovery	—	30,4	5,1
Production(4)	(0,2)	(115,2)	(19,3)
Balance at 30 June 2025	3,4	582,1	100,5
Revisions	(0,4)	(54,2)	(9,4)
Production(4)	(0,5)	(89,1)	(15,3)
Balance at 30 June 2026	2,6	438,8	75,7
Proved developed reserves
At 30 June 2023	0,8	544,7	91,6
At 30 June 2024	0,6	429,9	72,3
At 30 June 2025	0,7	396,9	66,9
At 30 June 2026	2,4	343,9	59,7
Proved undeveloped reserves
At 30 June 2023	4,4	184,8	35,2
At 30 June 2024	3,1	196,1	35,7
At 30 June 2025	2,7	185,2	33,6
At 30 June 2026	0,2	94,8	16,0
(1)	Natural oil and gas production in Mozambique in 2023 originated from the single operational Pande - Temane PPA field and in 2024, 2025 and 2026 from Pande-Temane PPA and Pande-Temane PSA, which each comprises more than 15% of our total proved reserves of natural oil and gas. LPG originated in 2026 from Pande-Temane PSA (extracted from both the oil and gas phases) and is accounted for as oil. The numbers presented in this table may not sum precisely to the totals provided due to rounding.
(2)	Volumes presented in this table are after deduction of Royalty in PSA, after deduction of the Petroleum Production Tax taken in kind in PPA.
(3)	Oil and condensate volumes presented in this table include LPG quantities recovered from the liquid and gas streams produced from the Pande-Temane PSA. Following processing and product separation, recovered LPG volumes are included within the oil category, while the gas category reflects the remaining sales gas volumes.
(4)	Production quantities are restricted to entitlement to sales.

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

The technical person within ROAS who is primarily responsible for overseeing the internal preparation of natural oil and gas reserves estimates is the Senior Manager: Corporate Reserves and Technical Assurance. The incumbent holds an MSc in Applied Mathematics with distinction and has 37 years’ experience in oil and gas exploration and production activities with 34 years’ experience in reserves estimation. The corporate authority accountable for the internal process, the control environment and the engagement of independent qualified reserves evaluators (if any) is the ROAS Senior Vice President under guidance of the ROAS Hydrocarbon Resource Committee.

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

Natural Oil and Gas (Rand in millions)
Mozambique
Year ended 30 June 2024
Future cash inflows	43 234,8
Future production costs	(16 060,7)
Future development costs(1)	(11 372,4)
Future income taxes	(4 331,8)
Undiscounted future net cash flows	11 469,9
10% annual discount for timing of estimated cash flows	(1 954,0)
Standardised measure of discounted future net cash flows	9 515,9
Year ended 30 June 2025
Future cash inflows	40 510,5
Future production costs	(12 444,1)
Future development costs(1)	(9 825,2)
Future income taxes	(4 964,0)
Undiscounted future net cash flows	13 277,2
10% annual discount for timing of estimated cash flows	(1 665,4)
Standardised measure of discounted future net cash flows	11 611,8
Year ended 30 June 2026
Future cash inflows	28 096,3
Future production costs	(11 403,5)
Future development costs(1)	(7 163,0)
Future income taxes	(2 710,9)
Undiscounted future net cash flows	6 818,9
10% annual discount for timing of estimated cash flows	(265,3)
Standardised measure of discounted future net cash flows	6 553,6

(1) This includes all estimated future costs to settle asset retirement obligations.

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

Natural Oil and Gas
(Rand in millions)
Mozambique
Present value at 30 June 2023	9 081,5
Net changes for the year	434,4
Sales and transfers of oil and gas produced net of production costs	(4 532,0)
Development costs incurred	7 716,3
Net change due to current reserves estimates from:
Revisions	(1 513,9)
Improved recovery	2 168,1
Net changes in prices and costs related to future production	(5 503,3)
Changes in estimated future development costs(1)	(1 496,7)
Accretion of discount	1 512,5
Net change in income tax	2 649,9
Net change due to exchange rate	(566,5)
Present value at 30 June 2024	9 515,9
Net changes for the year	2 095,9
Sales and transfers of oil and gas produced net of production costs	(4 802,0)
Development costs incurred	3 055,3
Net change due to current reserves estimates from:
Revisions	1 034,5
Improved recovery	2 344,6
Net changes in prices and costs related to future production	822,5
Changes in estimated future development costs(1)	(896,6)
Accretion of discount	1 290,9
Net change in income tax	(407,9)
Net change due to exchange rate	(345,4)
Present value at 30 June 2025	11 611,8
Net changes for the year	(5 058,2)
Sales and transfers of oil and gas produced net of production costs	(4 543,4)
Development costs incurred	1 936,7
Net change due to current reserves estimates from:
Revisions	(1 634,7)
Net changes in prices and costs related to future production	(2 093,4)
Changes in estimated future development costs(1)	(595,3)
Accretion of discount	1 541,3
Net change in income tax	1 626,4
Net change due to exchange rate	(1 295,8)
Present value at 30 June 2026	6 553,6

(1) Includes all estimated future costs to settle asset retirement obligations.

SYNTHETIC OIL

TABLE 1—COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT ACTIVITIES

The table below provides the costs incurred during the year in synthetic oil property acquisition, exploration and development activities, whether capitalised or charged to income directly.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2026	2025	2024
Acquisition of proved properties
Exploration	166,2	122,6	108,7
Development	4 109,8	2 778,9	2 286,3
Total costs incurred	4 276,0	2 901,5	2 395,0

TABLE 2—CAPITALISED COSTS RELATING TO SYNTHETIC OIL ACTIVITIES

The table below summarises the aggregate amount of property, plants and equipment and intangible assets relating to synthetic oil and production activities, and the aggregate amount of the related depreciation and amortisation.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2026	2025	2024
Proved properties	149 721,7	130 183,0	125 915,4
Producing wells and equipment	149 059,3	129 532,6	125 265,0
Non-producing wells and equipment	662,4	650,4	650,4
Unproved properties	96,0	96,0	144,3
Capitalised costs	149 817,7	130 279,0	126 059,7
Accumulated depreciation, amortisation and valuation allowances	(125 744,8)	(111 293,8)	(105 894,6)
Net book value	24 072,9	18 985,2	20 165,1

TABLE 3—RESULTS OF OPERATIONS FOR SYNTHETIC OIL ACTIVITIES

The results of operations for synthetic oil activities are summarised in the table below.

	Synthetic oil—South Africa
	(Rand in millions)
Year ended 30 June	2026	2025	2024
Sales to unaffiliated parties	—	—	—
Transfers to affiliated parties	63 987,1	57 924,0	71 523,6
Total revenues	63 987,1	57 924,0	71 523,6
Production costs	(39 197,8)	(36 917,4)	(34 812,9)
Foreign currency translation (losses)/gains	7,8	9,8	(10,4)
Exploration expenses	(56,8)	(44,2)	(42,1)
Depreciation, amortisation and valuation provisions	(12 163,0)	(8 968,2)	(12 571,4)
Operating profit/(loss)	12 577,3	12 004,0	24 086,8
Tax	88,5	(216,7)	(5 470,4)
Results of operations	12 665,8	11 787,3	18 616,4

TABLE 4—PROVED RESERVE QUANTITY INFORMATION

Proved reserves

The table below summarises proved developed and proved undeveloped reserves of synthetic oil as at 30 June, for the last three years. As at 30 June 2026, the total proved reserve estimate for synthetic oil is 892,9 million barrels in oil equivalent terms.

	Synthetic oil—South Africa
	(Millions of barrels)
	2026	2025	2024	2023
Opening balance	920,9	1 024,6	1 043,2	1 081,2
Revisions(1)	9,1	(74,8)	13,9	(5,5)
Extensions/discoveries
Production(2)	(37,1)	(28,9)	(32,5)	(32,5)
Balance at 30 June	892,9	920,9	1 024,6	1 043,2
Proved developed reserves	754,3	782,3	886,0	904,6
Proved undeveloped reserves	138,6	138,6	138,6	138,6
(1)

There were minor revisions in 2026 to proved reserves across the complex due to the addition of mining areas. These variations were assessed as part of our annual reserve update and amounted to a gain of approximately 9,1 mm bbl (4,7Mt coarse coal equivalent) compared to our results as at 30 June 2025.

(2)	The focus on section deployment and stonework productivity, together with minimal geological structures encountered during the year, assisted with the increase in output in 2026.

Conversion process of coal reserves into synthetic oil reserves

Synthetic oil reserves are limited to the proved coal reserves and based on Run of Mine (ROM) coarse coal volumes provided by Sasol Mining. The ROM tonnage has been pre classified to include only coarse coal allocated to the gasification process and is subsequently converted to Dry Ash Free (DAF) volumes by applying a historically based conversion factor of 63,33%. DAF (dry ash free) coal refers to coal quality data expressed on a theoretical basis in which both moisture and ash have been completely removed, so that only the organic, combustible portion of the coal (volatile matter and fixed carbon) is considered. The DAF coal volumes are converted to final products using an assumed yield of 0,3825 tons of final product per DAF ton of coal. Final product volumes are converted to white product equivalent barrels using a conversion factor of 7,2864 and are subsequently converted to synthetic crude barrels based on an assumed refinery yield of 91,7%. The ROM ton coal to synthetic oil reserves in barrels can be consolidated into a single conversion factor of 1,9248, i.e. (0,6333 x 0,3825 x 7,2864)/0,917.

TABLE 5—STANDARDISED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED RESERVES

Synthetic oil—South Africa
(Rand in millions)
Year ended 30 June	2026	2025(2)	2024(2)
Future cash inflows(1)	1 187 617,4	1 234 433,4	1 558 531,5
Future production costs	(854 012,2)	(887 074,3)	(850 819,5)
Future development costs	(216 119,0)	(234 860,5)	(272 075,5)
Future income taxes	(31 721,3)	(30 374,6)	(117 621,8)
Undiscounted future net cash flows	85 764,9	82 124,0	318 014,7
10% annual discount for timing of estimated cash flows	(42 296,7)	(53 323,1)	(189 972,0)
Standardised measure of discounted future net cash flows	43 468,2	28 800,9	128 042,7
(1)	Decrease mainly due to the strengthening of the rand against the US dollar, offset by a stronger outlook on average sales price per barrel resulting from higher global oil prices.
(2)	The Company has reconsidered its departure from the disclosure requirements and, notwithstanding the prior rationale, has concluded that, for proved synthetic oil reserves, future cash flows related to the settlement of asset retirement obligations should be included consistently in the standardized measure. Accordingly, in this and future filings the Company will disclose for all the estimated future asset retirement obligation costs under “Future development costs” - prior years 2025 and 2024 have been restated accordingly.

The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235.

TABLE 6—CHANGES IN THE STANDARDISED MEASURE OF DISCOUNTED NET CASH FLOWS

Synthetic oil—South Africa
(Rand in millions)
	2026	2025(1)	2024(1)
Present value—opening balance	28 800,9	128 042,7	134 571,4
Net changes for the year	14 667,3	(99 241,8)	(6 528,7)
Sales and transfers of oil and gas produced net of production costs	(24 789,3)	(21 006,5)	(36 710,8)
Development costs incurred	7 014,2	8 282,0	7 238,0
Revisions	6 091,6	920,1	13 658,7
Extensions
Net changes in prices and costs related to future production	59 927,8	(131 473,0)	(52 578,6)
Changes in estimated future development costs	9 667,1	11 570,1	3 329,9
Accretion of discount	2 671,8	11 764,0	12 118,3
Net change in income tax	(4 436,7)	41 056,9	6 896,8
Net change due to exchange rate	(41 479,2)	(20 355,5)	39 519,0
Present value at 30 June	43 468,2	28 800,9	128 042,7
(1)

The Company has reconsidered its departure from the disclosure requirements and, notwithstanding the prior rationale, has concluded that, for proved synthetic oil reserves, future cash flows related to the settlement of asset retirement obligations should be included consistently in the standardised measure. Accordingly, in this and future filings the Company will disclose for all the estimated future asset retirement obligation costs under “Future development costs” - prior years 2025 and 2024 have been restated accordingly.

Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows, relating to the proved reserves in the table above, are calculated in accordance with the requirements of FASB ASC Section 932-235. Future cash inflows are computed by applying the prices used in estimating proved reserves to the year-end quantities of those reserves. Future development and production costs are computed by applying the costs used in estimating proved reserves. Future development costs in the standardised measure for proved synthetic oil reserves includes the estimated decommissioning and restoration costs associated with the proved reserves. Future income taxes are computed by applying the appropriate year-end statutory tax rates, with consideration of future tax rates already legislated, to the future pre-tax net cash flows relating to the reserves, less the tax basis of the properties involved. The future income tax expenses therefore give effect to the tax deductions, tax credits and allowances relating to the reserves.

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

2.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934
4.1	Long-Term Incentive Plan**
4.2	Trust Deed constituting the Sasol Khanyisa Employee Share Ownership Plan*
8.1	List of significant subsidiaries and significant jointly controlled entities
11.1	Insider Trading policy
12.1	Certification of Simon Baloyi, President and Chief Executive Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Walt Bruns, Chief Financial Officer of Sasol Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of Simon Baloyi, President and Chief Executive Officer of Sasol Limited, and Walt Bruns, Chief Financial Officer of Sasol Limited, pursuant to 18 US C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of independent registered public accounting firm—KPMG
96.1	Mining Technical Report**
97.1	Clawback Policy
99.1	Sasol Limited Consolidated Annual Financial Statements
99.2	Sasol Limited Remuneration Report
99.3	Integrated Report—Summarised Financial Performance—Chief Financial Officer Statement
99.4	Integrated Report—Integrated value chains
99.5	Integrated Report—Strategy
99.6	Integrated Report—Delivering business value
99.7	Integrated Report—Governance
99.8	Integrated Report—Executing Strategy—Operating Context
99.9.1	Sasol Limited Board Charter
99.9.2	Terms of reference—Audit Committee
99.9.3	Terms of reference—Remuneration Committee (Included in Exhibit 99.9.2)
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

*    Previously Filed with Company’s Form 20-F on 31st August 2022

**  Previously Filed with Company’s Form 20-F on 29th August 2025.

H-1

SASOLBURG
MOOIKRAAL ADIT
SASOL MINING (Pty) Ltd
NOT TO SCALE
MOOIKRAAL MINE BOUNDARY
SIGMA MINE BOUNDARY
TOWNS
OVERLAND CONVEYOR
ROADS TAR
ROADS GRAVEL
MINE SHAFT
VENT SHAFTS

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

SASOL LIMITED

By:/s/ SIMON BALOYI

Date:	01 September 2026	Simon Baloyi
President and Chief Executive Officer

Walt Bruns
Chief Financial Officer